    As filed with the Securities and Exchange Commission on March 12, 1999

                                                      Registration No. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                   FORM S-4
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                                ---------------
                      CNL AMERICAN PROPERTIES FUND, INC.
            (Exact name of Registrant as specified in its charter)

                                ---------------

         Maryland                  525930                  59-3239115
      (State or other      (Primary North American      (I.R.S. Employer
       jurisdiction               Industry             Identification No.)
     of organization)       Classification Number)

                             400 East South Street
                            Orlando, Florida 32801
                                 407-650-1000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------

                             Steven D. Shackelford
                             400 East South Street
                            Orlando, Florida 32801
                                 407-650-1000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                With copies to:

                           Thomas H. McCormick, Esq.
                            John M. McDonald, Esq.
                        Shaw Pittman Potts & Trowbridge
                              2300 N Street, N.W.
                            Washington, D.C. 20037

                                ---------------
  Approximate date of commencement of the proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

  If the securities being registered on this Form are being offered in connec-tion with the formation of a holding company and there is compliance with Gen-eral Instruction G, check the following box. [_]

  If this Form is filed to register additional securities for an offering pur-suant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act regis-tration statement number of the earlier effective registration statement for the same offering. [_]

                        CALCULATION OF REGISTRATION FEE

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                                                      Proposed
                                      Amount          Maximum      Amount of
      Title of each Class of          to be          Aggregate    Registration
   Securities to be Registered      Registered     Offering Price     Fee
------------------------------------------------------------------------------
Common Stock, par value $.01 per
 share...........................   61,000,000(2)   $610,000,000    $169,580
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Callable Notes...................  $243,427,000(3)      (3)           (3)
------------------------------------------------------------------------------
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(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o), promulgated under the Securities Act of 1933, as amended.
(2) Represents the maximum number of shares of Common Stock (the "APF Shares") issuable upon consummation of the transactions described herein.
(3) The maximum principal amount of the Callable Notes (the "Notes") that will be issued is approximately $243,427,000 million. Limited Partners whose Units are exchanged or cancelled will receive APF Shares or, in certain specified circumstances, may receive Notes. To the extent Notes are issued to certain Limited Partners in lieu of APF Shares, the proposed maximum aggregate offering price of the APF Shares will be proportionately reduced. Accordingly, no further fee is due for the registration of the
    Notes.
                                ---------------
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registra-tion Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said sec-tion 8(a), may determine.
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                               ----------------

                 NOTICE OF SPECIAL MEETING OF LIMITED PARTNERS
                             TO BE HELD     , 1999
                             CNL MANAGEMENT CENTER
                        450 EAST SOUTH STREET, SUITE 101
                             ORLANDO, FLORIDA 32801

                               ----------------

       CNL Income Fund, Ltd.       CNL Income Fund X, Ltd.
       CNL Income Fund II, Ltd.    CNL Income Fund XI, Ltd.
       CNL Income Fund III, Ltd.   CNL Income Fund XII, Ltd.
       CNL Income Fund IV, Ltd.    CNL Income Fund XIII, Ltd.
       CNL Income Fund V, Ltd.     CNL Income Fund XIV, Ltd.
       CNL Income Fund VI, Ltd.    CNL Income Fund XV, Ltd.
       CNL Income Fund VII, Ltd.   CNL Income Fund XVI, Ltd.
       CNL Income Fund VIII, Ltd.  CNL Income Fund XVII, Ltd.
       CNL Income Fund IX, Ltd.    CNL Income Fund XVIII, Ltd.

   James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, as the general partners of each of the 18 CNL Income Funds listed above (the "Funds"), ask you by this notice to attend the special meeting of limited partners to vote on the following:

  (a) Proposed Acquisition. Your vote on the proposed acquisition of each Fund by CNL American Properties Fund, Inc. ("APF") is important. In the proposed acquisitions, APF is offering a specified number of APF Shares (as we have described in the attached Prospectus/Consent Solicitation) to the limited partners of each Fund. After the Acquisition, APF will own, through a subsidiary, all of the assets of the Funds. The Agreement and Plan of Merger for each of the Funds, which describes the terms of the Acquisition in detail is attached to the Supplement for each Fund as Appendix B; and

  (b) Other Business. At the special meeting, you will also consider such other business as may properly come before the meeting or any adjournment thereof.

   Only limited partners of each of the Funds who hold their units at the close
of business on     , 1999 are entitled to notice of and to vote at the special meeting or at any adjournment or postponements thereof.

                                          By order of the General Partners,

                                          /s/ James M. Seneff, Jr.
                                          _____________________________________
                                          James M. Seneff. Jr.

                                          /s/ Robert A. Bourne
                                          _____________________________________
                                          Robert A. Bourne

                                          CNL Realty Corporation

                                             /s/ James M. Seneff, Jr.
                                          By: _________________________________
                                          Title: Chief Executive Officer

   We invite you to attend the special meeting or to vote using the enclosed consent form because it is important that your shares be represented at the meeting. Please sign, date and return the enclosed consent card in the accompanying postage-paid envelope. If you attend the meeting, you may personally vote, which will revoke your signed proxy. You may also revoke your proxy at any time before the meeting either in writing or by personal notification.

   This Prospectus/Consent Solicitation Statement is first being mailed to
limited partners on or about    , 1999.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The Information in this prospectus is not complete and may be changed. CNL    +
+American Properties Fund, Inc. may not sell these securities until the        +
+registration statement filed with the Securities and Exchange Commission is + +effective. This Prospectus/Consent Solicitation is not an offer to sell these + +securities and is not soliciting an offer to buy these securities in any +
+state that prohibits the offer or sale of such securities.                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION

                               Dated      , 1999

PROSPECTUS/CONSENT SOLICITATION STATEMENT

                       CNL AMERICAN PROPERTIES FUND, INC.

      shares of common stock, par value $.01 per share, and  % Callable Notes,
                                 Due    , 2006

  If you are a limited partner of any of the following, your vote is very important:

       CNL Income Fund, Ltd.       CNL Income Fund X, Ltd.
       CNL Income Fund II, Ltd.    CNL Income Fund XI, Ltd.
       CNL Income Fund III, Ltd.   CNL Income Fund XII, Ltd.
       CNL Income Fund IV, Ltd.    CNL Income Fund XIII, Ltd.
       CNL Income Fund V, Ltd.     CNL Income Fund XIV, Ltd.
       CNL Income Fund VI, Ltd.    CNL Income Fund XV, Ltd.
       CNL Income Fund VII, Ltd.   CNL Income Fund XVI, Ltd.
       CNL Income Fund VIII, Ltd.  CNL Income Fund XVII, Ltd.
       CNL Income Fund IX, Ltd.    CNL Income Fund XVIII, Ltd.

  As described in detail in this Prospectus/Consent Solicitation Statement, CNL American Properties Fund, Inc, which we refer to as APF, has offered to acquire each of the 18 CNL Income Funds listed above, which we refer to as the Funds. APF is a real estate investment trust (or a REIT) whose primary business, like the Funds, is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. We, James
M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, as the general partners of the Funds, are soliciting your consent to APF's proposed acquisition. In the acquisition, APF will issue shares of common stock or, in certain specified situations, cash and % Callable Notes to the limited partners of the Funds. At the completion of the acquisition, you will be a stockholder (or noteholder, as the case may be) of APF and will no longer be a limited partner in your respective Funds. We expect that the APF Shares will be listed for trading on the New York Stock Exchange under the symbol " ." The Notes will not be listed for trading.

  APF has proposed the acquisition as part of its strategic plan to maximize its stockholder value by, among other things, significantly increasing its size by acquiring restaurant properties similar to those operated by the Funds. We believe that the proposed acquisition is the best means to realize the value of your investment in the Funds, as opposed to liquidating your Fund or continuing your Fund unchanged. In addition, we believe that the acquisition will provide you with liquidity in your investment, growth potential and risk diversification.

  Through this Consent Solicitation and the accompanying supplement, we are asking you, as the limited partners of each of the Funds, to vote on whether to approve the acquisition. Limited partners holding in excess of 50% of the outstanding units in each Fund must vote "For" the acquisition on the enclosed consent form in order for the acquisition to be consummated.

  We, as the general partners of the Funds, strongly recommend that you vote "For" the acquisition.

  This solicitation of consents expires at     p.m., Eastern time on      ,
1999, unless you are notified that it has been extended.

  There are certain risks and potential disadvantages associated with the acquisition. You should carefully read "Risk Factors" beginning on page 37 and "Federal Income Tax Consequences" beginning on page 147 for a more detailed description of such matters. In particular, you should consider the following:

  . The APF Shares may trade at prices below the Exchange Value of the APF
    Shares, which APF has established to be $10.00 as set forth in the Consent Solicitation.

  . The acquisition is a taxable transaction and may result in adverse tax consequences for those limited partners who are subject to Federal income taxation.

  . James M. Seneff, Jr. and Robert A. Bourne, two of the three general partners of the Funds, participated in the structuring of the acquisition in their capacities as directors and officers of APF and have certain potential conflicts of interest with respect to its completion.

  . APF's use of increased borrowings to increase its real estate asset portfolio may subject APF to risks associated with leverage.

  . Your investment will change from constituting an interest in one or more
    Funds, each of which has a fixed portfolio of restaurant properties in which you participate in the profits from the rental of its restaurant properties, to holding common stock of APF, an operating company that will own an interest in 1,437 restaurant properties, assuming the acquisition of all the Funds, and will engage in mortgage financing transactions.

  . If your Fund approves the acquisition, but you have voted against it, you do not have any appraisal or other dissenters' rights under Florida law and none will be offered in the acquisition.

  . A public market for the % Callable Notes is not expected to develop. If the % Callable Notes are sold, they may sell at prices substantially below their issuance price.

  Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these Securities or passed upon the accuracy or adequacy of this Prospectus/Consent Solicitation Statement. Any representation to the contrary is a criminal offense.

   The date of this Prospectus/Consent Solicitation Statement is      , 1999.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
QUESTIONS AND ANSWERS ABOUT CNL AMERICAN PROPERTIES FUND, INC.'S
 ACQUISITION OF THE CNL INCOME FUNDS.....................................   1
WHO CAN HELP ANSWER YOUR QUESTIONS?......................................   6
SUMMARY..................................................................   7
  Purpose of this Consent Solicitation...................................   7
  Description of APF and the Funds.......................................   7
    APF..................................................................   7
    The Funds............................................................   9
  The Acquisition........................................................   9
    Principal Components of the Acquisition..............................   9
    What You Will Receive if Your Fund is Acquired in the Acquisition....  10
    Consideration Paid to Funds..........................................  11
  Our Reasons for Supporting the Acquisition.............................  13
    Benefits of Participation in the Acquisition.........................  13
    Factors to Consider..................................................  14
    Our Recommendation to You............................................  15
    Why We Believe the Acquisition is Fair to You........................  15
    Fairness Opinions....................................................  15
    Appraisals...........................................................  16
    Alternatives to the Acquisition that We Considered...................  16
    Prices for Fund Units................................................  17
  The Restaurant Properties..............................................  19
  Financing Services.....................................................  20
  Voting.................................................................  21
    Voting Procedures....................................................  21
    Amendments to Your Fund's Partnership Agreement......................  22
    No Rights to Independent Appraisal...................................  22
  Comparison of Ownership of APF Shares and the Cash/Notes Option........  22
  Acquisition Expenses...................................................  24
  Conditions to the Acquisition..........................................  24
  Your Right to Investor Lists and to Communicate with Other Limited
   Partners..............................................................  24
  Benefits to General Partners...........................................  24
  Federal Income Tax Considerations......................................  25
    The Acquisition will be a Taxable Transaction for Limited Partners
     Subject to
     Federal Income Taxation.............................................  25
    Taxable Gain and Loss Estimates Per Average $10,000 Original Limited
     Partner Investment..................................................  25
    Qualification of APF as a REIT.......................................  26
  Summary Financial Information..........................................  26
    Summary Selected Historical, Consolidated Financial Data of
     CNL American Properties Fund, Inc. .................................  27
    Summary Selected Combined Unaudited Historical Financial Data of the
     CNL Income Funds....................................................  29
    Summary Selected Unaudited Pro Forma Condensed Combined Financial
     Data................................................................  30
    APF, Funds, Advisor and CNL Restaurant Financial Services Group
     Nine months ended september 30, 1998................................  30
  Summary Selected Unaudited Pro Forma Condensed Combined Financial
   Data..................................................................  34
    APF, Funds, Advisor and CNL Restaurant Financial Services Group
     Year ended December 31, 1997........................................  34

                                                                           Page
                                                                           ----
RISK FACTORS..............................................................  37
 Risk Factors Related to APF and Resulting from the Acquisition...........  37
  Uncertainty Regarding the Exchange Value and Trading Price of APF Shares
   Following Listing......................................................  37
  Conflicts of Interest in the Acquisition; Substantial Benefits to
   Related Parties........................................................  37
  Dilution of Existing Stockholders in Public Offering....................  38
  Majority Vote of Limited Partners of Funds Binds all Limited Partners...  38
  Partners Have No Cash Appraisal Rights and May Elect to Receive Cash and
   Notes..................................................................  38
  Uncertainties at the Time of Voting on Size of APF after Acquisition....  38
  Fundamental Change in Nature of Investment..............................  38
  Dependence on Major Tenants.............................................  39
  Risks Involved in Hedging Transactions..................................  39
  Effect of Interest Rate Fluctuations on Price of APF Shares.............  39
  Limited Liability of Officers and Directors of APF......................  40
  Risk of Default on Mortgage Loans and Market Risks associated with
   Securitizations........................................................  40
  Risks Associated with Leverage..........................................  41
  Acquisition and Development Risks.......................................  41
  Uncertainties Related to Future Property Purchases......................  41
  Failure of APF to Qualify as a REIT for Tax Purposes....................  41
  Risks Relating to Lease of Restaurant Properties........................  42
  Risks Associated with Loans Secured by Personal Property................  42
  Risks Associated with Distribution Requirements.........................  43
  Limitations on Share Ownership..........................................  43
  Other Tax Liabilities...................................................  43
  Changes in Tax Law......................................................  43
 Risk Factors Related to Restaurant Properties............................  43
  Lack of Control of Restaurant Property Management.......................  43
  Expiration of Leases....................................................  44
  Risks Related to Tenant Repurchase Rights and Rights of First Offer.....  44
  Risks of Real Property Investments......................................  44
  Risk of Environmental Liabilities.......................................  44
  Risks Relating to Trends in the Restaurant Industry.....................  45
  Risks Resulting from Competition........................................  45
BACKGROUND OF AND REASONS FOR THE ACQUISITION.............................  46
  Background of the Funds.................................................  46
  Investment Objectives of Funds..........................................  46
  Our Efforts to Liquidate the Funds......................................  47
  Chronology of the Acquisition...........................................  48
  Background of Our Recommendation that the Funds by Acquired by APF......  53
  Our Reasons for Proposing the Acquisition...............................  54
  Comparative Valuation Analysis..........................................  55
OUR RECOMMENDATION AND FAIRNESS DETERMINATION.............................  57
  General.................................................................  57
  Material Factors Underlying Belief as to Fairness.......................  57
  Relative Weight Assigned to Material Factors............................  60
  Fairness to Limited Partners Receiving APF Shares in the Acquisition....  60
  Fairness in View of Conflicts of Interest...............................  60
THE ACQUISITION...........................................................  61
  Conditions to Acquisition...............................................  61
  Merger Agreements.......................................................  61
  Approval and Recommendation of the General Partners.....................  61

                                                                           Page
                                                                           ----
  Vote Required for Approval of the Acquisition...........................  62
  Consideration...........................................................  62
  Estimated Value of APF Shares Payable to Funds..........................  63
  No Fractional APF Shares................................................  64
  Effect of the Acquisition on Limited Partners Who Vote Against the
   Acquisition............................................................  64
  Effect of Acquisition on Funds Not Acquired.............................  64
  Acquisition Expenses....................................................  64
  Accounting Treatment....................................................  64
BENEFITS OF THE ACQUISITION...............................................  65
  Growth Potential........................................................  65
  Risk Diversification....................................................  65
  Operational Economies of Scale..........................................  65
  Liquidity...............................................................  66
  Future Development and Mortgage Loan Opportunities......................  66
  Possible Premium Pricing................................................  66
  Public Market Valuation of Assets.......................................  66
  Regular Quarterly Cash Distributions....................................  66
  Greater Access to Capital...............................................  66
  Greater Reduction of Conflicts of Interest..............................  67
CONFLICTS OF INTEREST.....................................................  67
  Affiliated General Partners.............................................  67
  Substantial Benefits to General Partners................................  67
COMPARISON OF OWNERSHIP OF UNITS, NOTES AND APF SHARES....................  68
  Form of Organization and Purpose........................................  68
  Length and Type of Investment...........................................  68
  Business and Property Diversification...................................  69
  Borrowing Policies......................................................  69
  Other Investment Restrictions...........................................  70
  Management Control......................................................  71
  Fiduciary Duties........................................................  71
  Management's Liability and Indemnification..............................  72
  Antitakeover Provisions.................................................  73
  Sale....................................................................  73
  Merger..................................................................  74
  Dissolution.............................................................  74
  Amendments..............................................................  74
  Compensation and Fees...................................................  75
  Compensation and Fees...................................................  76
  Review of Investor Lists................................................  76
  Nature of Investment....................................................  77
  Additional Equity/Potential Dilution....................................  78
  Liability of Investors..................................................  78
  Voting Rights...........................................................  79
  Liquidity...............................................................  79
  Expected Distributions and Payments.....................................  80
  Taxation of Taxable Investors...........................................  81
  Taxation of Tax-Exempt Investors........................................  82
VOTING PROCEDURES.........................................................  83
  Distribution of Solicitation Materials..................................  83

                                                                          Page
                                                                          ----
  Special Meetings.......................................................  83
  Required Vote and Other Conditions.....................................  84
SELECTED HISTORICAL FINANCIAL DATA OF APF................................  85
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
 OF OPERATIONS OF APF....................................................  86
  Overview...............................................................  86
  Results of Operations..................................................  86
  The Years Ended December 31, 1997, 1996 and 1995.......................  87
  Funds from Operations ("FFO")..........................................  88
  Liquidity and Capital Resources........................................  89
  Year 2000..............................................................  90
  Future Business Plans..................................................  90
APF'S BUSINESS AND THE RESTAURANT PROPERTIES.............................  92
APF'S BUSINESS...........................................................  92
  General................................................................  92
  Business Objectives and Strategies.....................................  93
  Competitive Advantages.................................................  95
  APF's Recent Expansion of Services.....................................  95
 The Restaurant Properties...............................................  97
  General................................................................  97
  Evaluation of Investment Opportunities.................................  99
  Financial Products and Services........................................ 101
  The Food Service Industry.............................................. 104
  Restaurant Finance Industry............................................ 106
  Environmental Matters.................................................. 106
  Insurance.............................................................. 106
  Competition............................................................ 107
  Regulation of Mortgage Loans and Equipment Leases...................... 107
  Franchise Regulation................................................... 107
  Employees.............................................................. 107
  Legal Proceedings...................................................... 107
BUSINESS OF THE FUNDS.................................................... 108
  General................................................................ 108
  Management Services.................................................... 109
  Site Selection and Acquisition of Restaurant Properties................ 109
  Standards for Investment............................................... 110
  Description of Restaurant Properties................................... 111
  Description of Leases.................................................. 112
  Joint Venture/Co-Tenancy Arrangements.................................. 115
  Financing.............................................................. 116
  Sale of Restaurant Properties.......................................... 116
  Competition............................................................ 117
POLICIES WITH RESPECT TO CERTAIN ACTIVITIES.............................. 118
 APF..................................................................... 118
  Investment Policies.................................................... 118
  Financing Policies..................................................... 119
  Miscellaneous Policies................................................. 119
  Working Capital Reserves............................................... 119

                                                                            Page
                                                                            ----
 The Funds................................................................. 120
  Investment Policies...................................................... 120
  Financing................................................................ 120
MANAGEMENT................................................................. 121
  Directors and Executive Officers......................................... 121
  Board of Directors....................................................... 124
  Executive Compensation................................................... 125
  Employment Agreements.................................................... 126
  Option and Restricted Share Plans........................................ 126
  Incentive Compensation................................................... 126
PRINCIPAL STOCKHOLDERS OF APF.............................................. 127
FIDUCIARY RESPONSIBILITY................................................... 128
  Directors and Officers of the Company.................................... 128
  General Partners of the Funds............................................ 128
DESCRIPTION OF CAPITAL STOCK............................................... 130
  Preferred Stock.......................................................... 130
  Ownership Limits and Restrictions on Transfer............................ 130
  Registrar and Transfer Agent............................................. 132
DESCRIPTION OF THE NOTES................................................... 133
  General.................................................................. 133
  Principal and Interest................................................... 133
  Redemption............................................................... 134
  Limitation on Incurrence of Indebtedness................................. 134
  Merger, Consolidation or Sale............................................ 135
  Events of Default, Notice and Waiver..................................... 135
  Modification of the Indenture............................................ 137
  Satisfaction and Discharge............................................... 137
  No Conversion Rights..................................................... 137
  Governing Law............................................................ 137
COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS TO THE GENERAL PARTNERS..... 138
REPORTS, OPINIONS AND APPRAISALS........................................... 139
  General.................................................................. 139
  Fairness Opinions........................................................ 139
  Valuation of APF......................................................... 141
  Valuation of Funds....................................................... 141
  Fund Appraisals.......................................................... 142
FEDERAL INCOME TAX CONSIDERATIONS.......................................... 146
  Certain Tax Differences between the Ownership of Units and APF Shares.... 146
  Tax Consequences of the Acquisition...................................... 147
  Taxation of APF.......................................................... 151
  Taxation of Stockholders................................................. 158
EXPERTS.................................................................... 161
LEGAL MATTERS.............................................................. 161
WHERE YOU CAN FIND MORE INFORMATION........................................ 161

                          QUESTIONS AND ANSWERS ABOUT
            CNL AMERICAN PROPERTIES FUND, INC.'S ACQUISITION OF THE
                               CNL INCOME FUNDS
Q: What is the proposed Acquisition that I am being asked to vote upon?

A: You are being requested to approve the acquisition of your CNL Income Fund by CNL American Properties Fund, Inc. Your CNL Income Fund is one of 18 limited partnerships (which we refer to as the Funds) that CNL American Properties Fund, Inc., or APF as we call it, is seeking to acquire.

Q: Who is soliciting my approval of the proposed Acquisition?

A: We, James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, as the general partners of the Funds, are soliciting your approval for the Acquisition.

Q: Do you, as the general partners of my Fund, recommend that I vote in favor of the proposed Acquisition?

A: Yes. We unanimously recommend that you vote "For" the proposed Acquisition.
   We believe that the Acquisition is the best means to maximize the value of your investment in your Fund, as opposed to liquidating your Fund's portfolio or continuing unchanged the investment in your Fund.

Q: What is CNL American Properties Fund, Inc.?

A: APF is a full-service real estate investment trust (or a REIT), formed in 1994, whose primary business, like the Funds, is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. As a full-service REIT, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time the Acquisition is consummated and will be one of the largest triple-net lease REITs in the United States.

Q: What is a REIT?

A: In general, a REIT is a company that owns or provides financing for real estate, offers the benefits of a diversified portfolio under professional management and pays annual distributions to investors of at least 95% of its taxable income. A REIT typically is not subject to federal income taxation on its net income, provided certain income tax requirements are satisfied, which substantially eliminates the "double taxation" (tax imposed at both the corporate and stockholder levels) that generally results from investments in a corporation.

Q: What will I receive if my Fund approves the Acquisition?

A: In the event that your Fund approves the Acquisition, you will be entitled to receive shares of APF common stock (or APF Shares) in exchange for the units of limited partnership interest (or Units) that you own in your Fund. The APF Shares will be listed for trading on the New York Stock Exchange (or NYSE) concurrently with the consummation of the Acquisition.

Q: What benefits will I receive from becoming an APF stockholder?

A: We believe that the APF Shares you would receive in the Acquisition will provide you with increased growth potential since APF is a growth-oriented operating company of unlimited duration, as opposed to a finite-life, closed-end limited partnership. As of September 30, 1998, APF (assuming it had acquired the CNL Restaurant Businesses as described on page 8 on such date) would own an interest in 816 restaurant properties (and, assuming the acquisition of all of the Funds, would have owned an interest in 1,437 restaurant properties). An investment in APF will provide you with lower risk through diversification geographically, by restaurant chain and by restaurant operator than does your Fund investment. Finally, since the APF Shares will be listed for trading on the NYSE, your Units, for which there is no established trading market, will be converted into liquid, freely-tradable securities.

Q: How many APF Shares will I receive if my Fund is acquired by APF?

A: The number of APF Shares that will be paid to each Fund in the Acquisition
   is set forth in the chart on page   under the caption "Summary--The
   Acquisition--Consideration Paid to the Funds" and in the Supplement accompanying this Consent Solicitation. You will receive your pro rata portion of such shares in accordance with the terms of your Fund's limited partnership agreement.

Q: How did APF determine the number of APF Shares to be paid to each Fund?

A: APF evaluated several factors, including the appraised value of the restaurant properties owned by the Funds.

Q: What is the value of an APF Share?

A: APF has assigned a value, which we refer to as the Exchange Value, of $10.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing. It is possible that the APF Shares will trade at prices substantially below the Exchange Value. APF has, however, recently sold approximately 75 million APF Shares through three public offerings at offering prices per APF share equal to the Exchange Value. At December 31, 1998 of the approximately $750 million raised by APF, APF has used approximately $550 million to acquire restaurant properties and to make mortgage loans and had approximately $120 million in uninvested proceeds which it expects to invest during the first quarter of 1999. The remaining proceeds were to pay fees and other expenses.

Q: Did you receive a fairness opinion in connection with APF's acquisition of my Fund?

A: Yes. Legg Mason Wood Walker, Incorporated, an independent financial advisor, rendered an opinion that the APF Share consideration offered by APF to your Fund is fair to the Fund from a financial point of view.

Q: Is the purchase price being paid to my Fund greater than its appraised value?

A: Based on the Exchange Value, the purchase price payable by APF to your Fund is greater than your Fund's appraised value assuming the Fund was to liquidate or continue unchanged. To assist us in our evaluation of APF's offer, we engaged Valuation Associates, an independent third party appraiser, to appraise the restaurant properties owned by your Fund.

Q: Will I receive future distributions with respect to the APF Shares I receive in the Acquisition?

A: Yes. Historically, APF has made quarterly distributions and it expects to continue to do so in the future. In order to maintain APF's status as a REIT, APF must always distribute at least 95% of its taxable income to its stockholders on an annual basis.

  As an APF stockholder, you will also have the ability to participate in any appreciation in value of the APF Shares, which will be listed for trading on the NYSE. Going forward, we believe that, unlike your Fund, APF will grow in assets, revenues and cash flows, resulting in an increase of its earnings and its funds from operations. As a result, the price of APF Shares, as reflected on the NYSE, may increase due to such growth.

Q: In the event that my Fund is acquired by APF, may I choose to receive something other than APF Shares?

A: Yes, subject to certain limitations. If you vote "Against" the Acquisition, but your Fund is nevertheless acquired by APF, you may elect to receive a
   payment that is 10% in cash and 90% in  % Callable Notes due     , 2006 (or
   Notes) based on the liquidation value of your Fund, as determined by Valuation Associates. Such liquidation value will be lower than the aggregate Exchange Value of the APF Shares offered to your Fund in the Acquisition. The Notes will bear interest at a fixed rate equal to %, which was determined based on 120% of the applicable federal rate as of
       , 1999. Please note that you may only receive the cash/note option if you vote "Against" the Acquisition and you elect to receive the cash and Notes on your consent form. You will receive APF Shares if your Fund elects to be acquired in the Acquisition and you vote "For" the Acquisition, or you vote "Against" the Acquisition and do not affirmatively select the cash/notes option on your consent form. The Notes will not be listed on any exchange or automated quotation system, and a market for the Notes will not likely develop.

Q: How long has APF been an operating company and how large is it?

A: Since its inception in 1994 through December 1998, APF has raised approximately $750 million in three public offerings, each at an offering price per APF Share equal to the Exchange Value. As of September 30, 1998 and assuming the acquisition of the CNL Restaurant Businesses, APF owned an interest in 816 restaurant properties, originated mortgage loans of over $483.1 million and had approximately 28,000 stockholders of record.

Q: Who manages APF?

A: APF is managed by its Board of Directors, consisting of five members, the majority of which are independent. James M. Seneff, Jr. is the Chairman of the Board and Robert A. Bourne is Vice Chairman of the Board. You should note that Messrs. Seneff and Bourne are also the individual general partners of your Fund.

Q: Why is APF seeking to acquire the Funds, including my Fund?

A: Because the restaurant properties owned by the Funds are very similar to those owned by APF, APF believes, and we agree, that the combination of the Funds' restaurant properties with APF's restaurant properties would be mutually beneficial to both current APF stockholders and to you and the other limited partners of the Funds who may become stockholders of APF. APF believes, and we agree, that the increase in the size of APF's restaurant property portfolio will have a positive impact on the value of the APF Shares that will be listed on the NYSE.

Q: Is APF's acquisition of my Fund dependent on its acquisition of the other
   Funds?

A: There is no requirement that a minimum number of Funds be acquired by APF.
   APF has received a fairness opinion from Merrill Lynch & Co., an independent investment banking firm, stating that the aggregate consideration to be paid by APF for the acquisition of all of the Funds is fair to APF from a financial point of view. To the extent that prior to the consummation of the Acquisition less than all of the Funds approve the Acquisition, APF must receive from Merrill Lynch another fairness opinion at the time of the closing of the Acquisition stating that the consideration payable to the Funds that approved the Acquisition is fair to APF from a financial point of view. In the event that Merrill Lynch is unable to render the subsequent fairness opinion, none of the Funds will be acquired.

Q: What benefits will the general partners of my Fund receive as a result of the Acquisition?

A: Like you, we have an ownership interest in your Fund. Accordingly, we will be entitled to receive our portion of the APF Shares paid for your Fund in accordance with the terms of your Fund's partnership agreement. To determine if we are receiving any APF Shares, please review the Supplement accompanying this Consent Solicitation.

Q: What are the tax consequences of the Acquisition to me?

A: The Acquisition is a taxable transaction. While a significant percentage of the limited partners of the Funds are tax-deferred or tax-exempt entities (for example, pension plans, 401(k) plans or IRAs), if you are a person subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will be based on the difference between the value of the APF Shares you receive and the tax basis of your Units. If you elect the cash/notes option, your tax will be based upon your allocable share of the gain which will be recognized by your Fund; your Fund's gain will generally equal the excess, if any, of the value of the APF Shares and cash received by your Fund over the tax basis of your Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain real property gain.

  We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

  To review the tax consequences to the limited partners of the Funds in greater detail, see pages 146 through 150 of this Consent Solicitation and the accompanying Supplement.

Q: Who can vote on the Acquisition? What vote is required to approve the Acquisition?

A: Limited partners of each Fund who are limited partners at the close of
   business on the record date of      , 1999 are entitled to vote at the
   Special Meeting.

  For a Fund to be acquired by APF, limited partners holding Units constituting greater than 50% of the outstanding Units of a Fund must approve the Acquisition. Such an approval by your Fund's limited partners in favor of the Acquisition will be binding on you even if you vote against the Acquisition.

Q: Am I entitled to an independent appraisal of my Units at my request?

A: No. However, a market valuation and a liquidation valuation of the restaurant properties owned by your Fund has been prepared by Valuation Associates. See the accompanying Supplement for details.

Q: When and where is the Special Meeting of limited partners?

A: The Special Meeting of the limited partners for each Fund to vote on the
   Acquisition will be held at 10:00 a.m. on     ,      , 1999, at         .

Q: How do I vote?

A: Just indicate on the enclosed consent form how you want to vote, and sign and mail it in the enclosed return envelope as soon as possible, so that at the Special Meeting of limited partners, your Units may be voted "For" or "Against" the acquisition of your Fund. If you sign and send in your consent and do not indicate how you want to vote, your consent will be counted as a vote in favor of the Acquisition. If you do not vote or you abstain from voting, it will count as a vote against the Acquisition.

Q: Can I change my vote after I mail my consent form?

A: Yes, you can change your vote at any time before your consent is voted at the Special Meeting. You can do this in three ways: first, you can send us a written statement that you would like to revoke your consent; second, you can send us a new consent form; or third, you can attend the Special Meeting and vote in person. Any revocation or new consent form should be sent to Corporate Election Services, P.O. Box 125, Pittsburgh, PA 15230-012, our vote tabulator.

Q: I am a limited partner of more than one Fund. Why did I receive only one
   Consent Solicitation?

A: Many of the limited partners in the Funds own Units in more than one Fund.
   To reduce
   expenses and to prevent our limited partners from receiving duplicate mailings, we decided to send only one Consent Solicitation to limited partners who our records show own Units in more than one Fund. If you are one of these limited partners, we have enclosed a page with multiple, detachable consent forms as well as the different Supplements relating to each of the Funds in which you are an investor. Please sign and return all consent forms in the same envelope.

Q: In addition to the Consent Solicitation, I received a Supplement. What is the difference between the Consent Solicitation and the Supplement?

A: The purpose of the Consent Solicitation is to describe the Acquisition generally and to provide you with a summary of the investment considerations generic to all of the Funds. The purpose of the Supplement is to describe the investment considerations particular to your Fund.

  After you read the Consent Solicitation, we urge you to read the Supplement. The Supplement contains very important information that is unique to your Fund and that will be material in your decision whether to vote "For" or "Against" the Acquisition.

Q: When do you expect the Acquisition to be completed?

A: APF, in conjunction with our efforts, plans to complete the Acquisition as soon as possible after the receipt of your approval at the special meetings. It is expected that the Acquisition will be consummated in the fourth quarter of 1999, and we have required that it be completed no later than December 31, 1999.

                      WHO CAN HELP ANSWER YOUR QUESTIONS?

   If you have more questions about the Acquisition or would like additional copies of the Consent Solicitation or the Supplement relating to your Fund(s), you should contact our solicitation firm which we hired to assist us in answering your questions and administering the special meeting:

                               D.F. King & Co., Inc.
                                  77 Water Street
                             New York, New York 10005
                                  (800) 207-3159

                                    SUMMARY

   This Summary highlights selected information from this Prospectus/Consent Solicitation Statement (this "Consent Solicitation") and may not contain all of the information regarding the Acquisition that is important to you. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of each of the Funds. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., a wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership. To understand the Acquisition fully and for a more complete description of the terms of and risks related to the Acquisition, you should read carefully this entire Consent Solicitation, the Supplement(s) accompanying this Consent Solicitation and the other documents to which we have referred you. See "Where You Can Find More Information" on page 162.

                      Purpose of This Consent Solicitation

   This Consent Solicitation describes the proposed Acquisition by CNL American Properties Fund, Inc., a Maryland corporation, of up to 18 CNL Income Funds. Through this Consent Solicitation we, as the general partners of the Funds, are asking you to approve APF's acquisition of your Fund. APF will acquire your Fund in the Acquisition (assuming the other conditions to the Acquisition are satisfied) if the Limited Partners in your Fund that hold greater than 50% of the outstanding Units of limited partnership interest in your Fund vote to approve the Acquisition.

                        Description of APF and the Funds

APF

   APF is a leading provider of financial, development and other real estate services to operators of national and regional restaurant chains. Unlike a number of its competitors, APF has positioned itself in the restaurant industry as a provider of a complete range of restaurant financing options and development services. APF's ability to offer complete "turn-key," build-to-suit development services, from site selection to construction management, together with its ability to provide its clients with financing options, such as triple-net leasing, mortgage loans and secured equipment financing, makes APF a preferred provider for all the real estate related business needs of operators of national and regional restaurant chains. Relying on APF's senior management team, which has an average of more than 17 years of experience in the real estate and financial services industries, permits the restaurant chain or restaurant chain operator to focus on its core business objectives of operating its restaurant business while avoiding the distractions associated with the acquisition, construction, development and financing of additional restaurant properties. Throughout their years in the real estate and financial services industries, APF's management has been able to cultivate long-standing relationships with national restaurant chains, such as, Applebee's, Arby's, Bennigan's(R), Black-eyed Pea, Burger King(R), Chevy's Fresh Mex, Darryl's, Denny's, Golden Corral, Ground Round, Houlihan's, Jack in the Box, Pizza Hut, Shoney's, Steak and Ale(R) Restaurant, T.G.I. Friday's and Wendy's, and with operators of national and regional restaurant chains, such as S&A Restaurant Corp., Foodmaker, Inc., Golden Corral Corporation, IHOP, and DenAmerica Corp.

   Through triple-net leases and mortgage loans on restaurant properties, APF, a real estate investment trust (or REIT), endeavors to structure its investments in a manner that permits it to provide its stockholders with a stable annual return on their investment. APF's portfolio is diversified geographically, by restaurant chain, restaurant chain operator and investment type, with more than 41 restaurant chains and more than 90 operators of national and regional restaurant chains in 42 states as of September 30, 1998. APF's restaurant property portfolio includes national and regional brands that are leased to restaurant chain operators on a long-term basis typically for 15 to 20 years.

APF's current portfolio of triple-net leases has an average remaining lease term of 17 years, and its current portfolio of mortgage loans has an average remaining loan term of approximately 15 years.

   Since APF's inception in 1994 through December 1998, APF raised approximately $750 million in three public offerings and used approximately $550 million of those proceeds to acquire restaurant properties and to make mortgage loans. Of the remaining proceeds, APF intends to invest an additional $120 million in the first quarter of 1999. As of September 30, 1998 and assuming the completion of the acquisition of the CNL Restaurant Businesses as described below, APF's portfolio consisted of investments in 816 restaurant properties, including 357 properties represented by investments in real estate, 171 restaurant properties represented by mortgage loans, and 288 properties represented by securitized mortgage loans in which APF held a residual interest. Generally, the real estate owned by APF consists of land and buildings. Additionally, as of September 30, 1998, APF had made mortgage loans for related buildings on 44 of the 45 restaurant properties on which it holds title to the land only.

   During 1999, APF increased its financing and development capabilities and became a full-service restaurant REIT by acquiring what we call the CNL Restaurant Businesses, which are essentially all of the restaurant management, asset management, financing and development businesses conducted by affiliates of CNL Group, Inc.

   The acquisition of the CNL Restaurant Businesses allows APF to offer comprehensive restaurant property service functions to operators of national and regional restaurant chains, including:

  . Restaurant Acquisition, Development and Management Services. In its acquisition of the CNL Restaurant Businesses, APF acquired complete acquisition, development and in-house asset management functions by acquiring CNL Fund Advisors, Inc. (which we refer to as the Advisor). Because APF had no employees, the Advisor provided these functions on behalf of APF. APF now has responsibility for its day-to-day operations, including raising capital, investment analysis, acquisitions, due diligence, asset management, loan and servicing and accounting services. APF also provides restaurant development services including site selection and construction management.

  . Restaurant Financial Services. APF provides comprehensive financing options including real estate sale-leaseback financing, mortgage financing, construction financing and equipment financing to the restaurant industry. APF expanded its financing capabilities by acquiring two affiliated entities, CNL Financial Corp. and CNL Financial Services, Inc. (which we refer to as the CNL Restaurant Financial Services Group), which made and serviced mortgage loans to operators of national and regional restaurant chains comparable to the operators of national and regional restaurant chains that currently are tenants of APF. In addition, the CNL Restaurant Financial Services Group "securitized" a portion of the mortgage loans that it originated and also retained the servicing rights for such mortgage loans. The acquisition of the CNL Restaurant Financial Services Group has provided a platform for the expansion of APF's existing financing capabilities to include such securitization transactions, which APF believes enables it to access more financing opportunities and, ultimately, to increase cash available to be distributed to its stockholders. APF believes securitization transactions may permit it to obtain additional capital with greater ease and at a lower cost at times when market conditions are not suitable for raising funds on economically attractive terms through the issuance of APF's equity or debt securities.

   In addition to enhancing APF's expertise in providing mortgage loans and establishing a platform from which to engage in securitization transactions, APF also acquired an existing mortgage loan portfolio, including the servicing rights for such portfolio, and assumed the warehouse lines of credit of the CNL Restaurant Financial Services Group. As of September 30, 1998, the CNL Restaurant Financial Services Group had originated $465 million in mortgage loans on 458 restaurant properties in 37 states, had secured approximately $135 million in loan commitments and had securitized approximately $269 million of the $465 million of originated mortgage loans.

   As consideration for its acquisition of the CNL Restaurant Businesses, APF issued 12.3 million APF Shares valued at the Exchange Value. Merrill Lynch provided to APF an opinion that the aggregate consideration paid by APF for the CNL Restaurant Businesses was fair to APF from a financial point of view.

   APF's address and telephone number are 400 East South Street, Orlando, Florida 32801, (407) 650-1000. Any questions regarding the Acquisition should be directed to the solicitation firm that is assisting us, D.F. King, 77 Water Street, New York, New York 10005 (800) 207-3159.

The Funds

   The Funds are finite-life, Florida limited partnerships that we formed from 1985 to 1995 to invest in triple-net leased restaurant properties. As of September 30, 1998, the Funds owned, in the aggregate, 621 restaurant properties located in 39 states which, for the nine months ended September 30, 1998, had aggregate gross revenues of approximately $37 million. The Funds' restaurant properties are generally leased to restaurant chains and were managed by the Advisor which, prior to its acquisition by APF, was an affiliate of ours. The Funds consist of the following 18 limited partnerships:

       .  CNL Income Fund, Ltd.       .  CNL Income Fund X, Ltd.
       .  CNL Income Fund II, Ltd.    .  CNL Income Fund XI, Ltd.
       .  CNL Income Fund III, Ltd.   .  CNL Income Fund XII, Ltd.
       .  CNL Income Fund IV, Ltd.    .  CNL Income Fund XIII, Ltd.
       .  CNL Income Fund V, Ltd.     .  CNL Income Fund XIV, Ltd.
       .  CNL Income Fund VI, Ltd.    .  CNL Income Fund XV, Ltd.
       .  CNL Income Fund VII, Ltd.   .  CNL Income Fund XVI, Ltd.
       .  CNL Income Fund VIII, Ltd.  .  CNL Income Fund XVII, Ltd.
       .  CNL Income Fund IX, Ltd.    .  CNL Income Fund XVIII, Ltd.

   Our address and telephone number, as general partners of the Funds, are 400 East South Street, Orlando, Florida 32801, (407) 650-1000. Any questions regarding the Acquisition should be directed to D.F. King, 77 Water Street, New York, New York 10005 (800) 207-3159.

                                The Acquisition

Principal Components of the Acquisition

   The Acquisition will consist of the following principal components:

  . APF Acquires the Funds. APF will acquire, in exchange for APF Shares, the Funds in which Limited Partners holding in excess of 50% of the Units approve the Acquisition. Consequently, APF will own the acquired Funds' restaurant properties and other assets after the completion of the Acquisition. The Acquisition will be accomplished by merging the acquired Funds into CNL APF Partners, L.P., a wholly-owned subsidiary of APF, which we refer to as the Operating Partnership.

  . APF Lists the APF Shares on NYSE. APF will provide liquidity and a trading market for the APF Shares by listing the APF Shares for trading on the New York Stock Exchange ("NYSE") concurrently with the consummation of the Acquisition.

   We expect that the Acquisition will be consummated in the fourth quarter of 1999, and we and APF have required that it be completed no later than December 31, 1999.

   In an effort to obtain a greater following by the investment banking analyst community, concurrently with or shortly following the Acquisition and the listing of APF Shares on the NYSE, and, assuming market conditions permit, APF intends to offer APF Shares to the public pursuant to an underwritten public offering. APF has not yet determined how many APF Shares will be offered for sale in the public offering or when the offering will commence.

What You Will Receive if Your Fund is Acquired in the Acquisition

   You will receive APF Shares as consideration for your Units, unless you vote against the acquisition of your Fund by APF and elect the Cash/Notes Option, as described below.

  . APF Shares. The consideration paid to your Fund upon the consummation of the Acquisition will consist of APF Shares, reduced by the expenses of the Acquisition that are incurred by your Fund and assumed or paid by APF. You will receive APF Shares for your Units unless you vote "Against" the Acquisition and specifically elect to receive the Cash/Notes Option. You should note that if you vote against the Acquisition, and do not specifically choose to receive the Cash/Notes Option, you will receive APF Shares in the event that your Fund approves the Acquisition.

    The number of APF Shares that you will receive for your Units will be determined in accordance with your Fund's partnership agreement which specifies how consideration is distributed to partners in the event of a liquidation of your Fund. The next section of this Summary contains a chart that lists the number and estimated value of APF Shares, based on the Exchange Value, to be paid to each Fund. As we have previously noted, the Exchange Value has been assigned by APF to the APF Shares, and upon listing the APF Shares on the NYSE, the APF Shares may trade at prices significantly below the Exchange Value. We have included in the chart, as a way to demonstrate the relationship of the APF Shares that will be paid to your Fund to your investment in the Funds, the estimated value of APF Shares per average $10,000 original investment in each Fund.

  . Cash/Notes Option. If your Fund approves the Acquisition and you have voted "Against" the Acquisition, but you do not wish to own APF Shares, you can elect to receive your portion of the consideration in the form of 10% cash and 90% APF % Callable Notes (which we refer to as the Notes),
    due     , 2006 (the "Cash/Notes Option"). The payment received by you and other Limited Partners who elect the Cash/Notes Option will be equal to your portion of the amount that the Fund would receive upon an orderly liquidation of the restaurant properties over a 12-month period pursuant to the partnership agreement governing your Fund, based upon a liquidation value appraisal prepared by Valuation Associates. Such liquidation value will be lower than the value of the APF Shares offered to your Fund in the Acquisition based on the Exchange Value. If you properly elect to receive the Cash/Notes Option on your consent form, you will receive (i) a cash payment equal to the value of 10% of the amount you would have received in an orderly liquidation of your Fund's net assets, based upon Valuation Associates' liquidation value, and (ii) Notes, the principal amount of which will be equal to 90% of the amount you would have received in an orderly liquidation of your Fund's net assets, based upon Valuation Associates' liquidation value. The Notes will bear interest at %, which was determined based on 120% of the
    applicable federal rate as of     , 1999, and will mature on     , 2006.

Consideration Paid to Funds

   The following table sets forth for each Fund (i) the aggregate amount of original limited partner investments in each Fund less any distributions of net sales proceeds paid to the limited partners of that Fund, (ii) the original amount of limited partner investments in each Fund less any distributions of net sales proceeds per average $10,000 investment, (iii) the number of APF Shares to be paid to that Fund, (iv) the estimated value of the APF Shares to be paid to that Fund based on the Exchange Value, (v) the estimated Acquisition expenses allocated to each Fund, (vi) the estimated value, based on the Exchange Value of APF Shares paid to that Fund after Acquisition expenses, and
(vii) the estimated value of APF Shares, based on the Exchange Value, you will receive for each $10,000 of your original investment:

                                      Original
                                       Limited
                                       Partner
                                     Investments
                        Original      less any
                         Limited    Distributions
                         Partner    of Net Sales                                                        Estimated Value of
                       Investments  Proceeds per              Estimated                                   APF Shares per
                        less any       Average    Number of  Value of APF              Estimated Value   Average $10,000
                      Distributions    $10,000    APF Shares    Shares     Estimated    of APF Shares    Original Limited
                      of Net Sales    Original    Offered to  Payable to  Acquisition after Acquisition      Partner
        Fund           Proceeds(1)  Investment(1)  Fund(2)     Fund(3)     Expenses      Expenses(3)      Investment(3)
        ----          ------------- ------------- ---------- ------------ ----------- ----------------- ------------------
I....................  $12,597,200     $ 8,398    1,157,759  $11,577,590   $161,000      $11,416,590         $ 7,611
II...................   23,768,000       9,507    2,393,267   23,932,670    267,731       23,664,939           9,466
III..................   23,522,253       9,409    2,082,901   20,829,010    237,562       20,591,448           8,237
IV...................   28,766,256       9,589    2,668,016   26,680,160    338,472       26,341,688           8,781
V....................   23,161,673       9,265    2,049,031   20,490,310    232,046       20,258,264           8,103
VI...................   35,000,000      10,000    3,730,388   37,303,880    426,713       36,877,167          10,429
VII..................   30,000,000      10,000    3,202,371   32,023,710    336,341       31,687,369          10,456
VIII.................   35,000,000      10,000    4,042,635   40,426,350    472,595       39,953,755          11,259
IX...................   35,000,000      10,000    3,700,097   37,000,970    420,663       36,580,307          10,356
X....................   40,000,000      10,000    4,243,243   42,432,430    482,089       41,950,341          10,391
XI...................   40,000,000      10,000    4,394,196   43,941,960    485,944       43,456,016          10,759
XII..................   45,000,000      10,000    4,768,496   47,684,960    532,871       47,152,089          10,400
XIII.................   40,000,000      10,000    3,886,185   38,861,850    486,515       38,375,335           9,594
XIV..................   45,000,000      10,000    4,313,041   43,130,410    524,930       42,605,480           9,468
XV...................   40,000,000      10,000    3,733,901   37,339,010    450,338       36,888,672           9,222
XVI..................   45,000,000      10,000    4,320,947   43,209,470    515,521       42,693,949           9,488
XVII.................   30,000,000      10,000    3,014,377   30,143,770    353,644       29,790,126           9,930
XVIII................   35,000,000      10,000    3,299,149   32,991,490    390,024       32,601,466           9,315

--------
(1) The original Limited Partner investments in CNL Income Fund, Ltd., CNL Income Fund II, Ltd., CNL Income Fund III, Ltd., CNL Income Fund IV, Ltd. and CNL Income Fund V, Ltd. were $15,000,000, $25,000,000, $25,000,000,
    $30,000,000 and $25,000,000, respectively. These columns reflect, as of September 30, 1998, an adjustment to the Limited Partners' original investments based on distributions of net sales proceeds received from sales of properties made pursuant to the partnership agreements for CNL Income Fund, Ltd. through CNL Income Fund V, Ltd.
(2) The APF Shares payable to each Fund as set forth in this chart will not change if APF acquires fewer than all of the Funds in the Acquisition. This number assumes that none of the Limited Partners of the Fund has elected the Cash/Notes Option.
(3) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be at prices significantly below the Exchange Value.

   Why we are showing a $10,000 original investment. You may have originally invested more or less than $10,000 in your Fund. We used a $10,000 original investment because it is easier to illustrate the purchase prices with a round number. In order to determine the approximate value, based on the Exchange Value, of APF Shares you will receive if your Fund is acquired in the Acquisition, you would multiply the figure in the last column (titled " Estimated Value of APF Shares per average $10,000 Original Limited Partner Investment") by the amount of your original investment divided by $10,000. Thus, for example, if you originally invested $25,000 in CNL Income Fund XI, Ltd., you would multiply $10,759 by 2.5 (equal to $25,000 divided by $10,000), which would result in your receiving an estimated value of $26,898 in APF Shares in the Acquisition.

   Our basis for believing that the terms of the Acquisition are reasonable. We believe that the terms of the Acquisition, including the Exchange Value, are reasonable for the following reasons:

  . We engaged Legg Mason as an independent financial advisor to us in the Acquisition and to express its opinion as to the fairness of the APF Share consideration payable from a financial point of view. We have received such an opinion from Legg Mason for each of the Funds.

  . APF raised approximately $750 million in gross proceeds in three offerings between April 1995 (APF's initial public offering) and December 1998 (APF's most recently completed public offering). In each offering, the offering price per APF Share equaled the Exchange Value.

  . Based on recorded transfers of APF Shares, the average price at which APF
    Shares sold during 1998 was $8.65 per share. Because the outstanding APF Shares are currently unlisted and therefore have no established trading market, we believe that the average price paid during this period reflects a discount to the actual value of the APF Shares. Further, through December 31, 1998 pursuant to a redemption plan, APF bought back 69,514 APF Shares from stockholders at $9.20 per share. We believe that this discount to the original offering price of $10.00 is reasonable in light of the current illiquidity of the APF Shares. The number of shares transferred and redeemed constituted less than one percent of the outstanding APF shares. Upon listing the APF Shares on the NYSE, we believe that the liquidity afforded to holders of APF Shares will enhance the value of the APF Shares.

   Why the APF Shares may trade at prices below the Exchange Value. There has been no public trading market for the APF Shares and it is possible that the APF Shares will trade, when listed on the NYSE, at below the Exchange Value. The principal reasons for this are as follows:

  . The market prices for the APF Shares may fluctuate with changes in market and economic conditions, the financial condition of APF and other factors that generally influence the market prices of securities, including the market perception of REITs in general. Such fluctuations may significantly affect liquidity and market prices independent of the financial performance of APF.

  . While sales of APF Shares have been at prices per share equal to the Exchange Value in all three of APF's public offerings, a portion of the proceeds raised in these offerings was used by APF to pay fees and expenses of the offerings. As of September 30, 1998, the net book value of an APF Share was $8.88. It is possible that when the APF Shares begin trading on the NYSE, trading prices will be below the Exchange Value to reflect that fact.

  . Upon the listing of the APF Shares on the NYSE, current investors holding
    APF Shares, as well as the Fund investors who receive APF Shares in the Acquisition, will for the first time be able to sell these shares in a relatively liquid market. As a consequence, the supply of APF Shares offered for sale may exceed the demand for APF Shares, thereby depressing the trading price of an APF Share.

   We also will receive APF Shares in the Acquisition. With respect to our ownership interest in the Funds we, as the general partners of your Fund, also will receive APF Shares in exchange for our general partner interests in certain Funds acquired by APF. If your Fund is acquired, the APF Shares paid to your Fund will be allocated between you and the other investors and us in the same manner as net liquidation proceeds would be distributed under your Fund's partnership agreement, as if your Fund's restaurant properties and other assets were sold and your Fund were distributing net liquidation proceeds.

                   Our Reasons for Supporting the Acquisition

   We are proposing your approval of the Acquisition because we believe that APF's acquisition of the Funds is the best way to maximize the value of your investment. We believe that the addition of the Funds' restaurant properties to APF's portfolio will likely result in higher values being paid to the Funds than if such restaurant properties were sold individually and the Funds were liquidated.

Benefits of Participation in the Acquisition

   We believe that the Acquisition will provide you the following benefits:

  . Growth Potential. We believe that there is greater potential for increased distributions to you as an APF stockholder and for appreciation in the price of your APF Shares than there would be for you as a Limited Partner of your Fund on holding Units. This growth potential results from future acquisitions of additional restaurant properties, making mortgage loans and engaging in financing activities. In addition, as a result of APF's acquisition of the Advisor, we believe that the value of APF Shares will be enhanced because the investing public prefers internally-advised REITs. We believe that substantial opportunities currently exist to acquire additional restaurant properties at attractive prices and to make mortgage loans on favorable terms. Your Fund cannot take advantage of such opportunities because its partnership agreement generally restricts it from borrowing, making additional acquisitions, developing restaurant properties and making mortgage loans.

  . Risk Diversification. The combination of the restaurant properties owned by the Funds with APF's existing restaurant properties, as well as future property acquisitions made by APF, will diversify your investment over a larger number of restaurant properties, a broader group of restaurant types and tenants and geographic locations. As of September 30, 1998, 93% of APF's financing relationships were either with the franchisor of the restaurant chain or with one of the top five franchisees (based on sales) of the particular restaurant chain. Your investment also will become more diversified because a portion of your investment in APF would be represented by the mortgage loans that APF makes and by its other financing activities. Your investment will also change from being an interest in a static, finite-life entity to an investment in a growing operating company. This diversification will reduce the dependence of your investment upon the performance of, and the exposure to the risks associated with, the particular group of restaurant properties currently owned by your Fund.

  . Operational Economies of Scale. The combination of the Funds into the business already owned by APF will result in administrative and operational economies of scale and cost savings for APF. Particularly because the Funds are all public entities subject to the reporting requirements of the Securities and Exchange Commission, or SEC, the combination of the Funds into a single public company in APF would save compliance costs with respect to SEC reporting. In addition, if your Fund is acquired, we will no longer have to supply a Schedule K-1 to you and each of the other Limited Partners for your tax reporting, which generally was provided to you each February. You will instead receive a Form 1099-DIV, a much simpler reporting form, which will be provided to you each January.

  . Liquidity. We believe the Acquisition provides you with liquidity of your investment (which means your APF Shares would be freely-tradable) for two reasons. First, the market for the Units you own is very limited because the Units are not listed on an exchange and, therefore, a potential buyer has no real basis upon which to value the Units. Because your Fund's partnership agreement contains limitations on the transfer of your Units, you may not be able to sell your Units even if you were able to locate a willing buyer. As a stockholder of APF, you will own APF Shares which will be listed on the NYSE, and therefore publicly valued, and there will be no restrictions on your ability to sell the APF Shares you own. Second, as a holder of Units that are non-tradable, the pool of potential buyers for your Units is limited and, to the extent that there is a willing buyer, the buyer would likely acquire your Units at a substantial discount. As a holder of APF Shares, assuming APF acquires all of the Funds, you will be a stockholder of a company that would be estimated to have total assets of approximately $1.5 billion and more than 60,000 stockholders and is expected to be one of the largest triple-net lease REITs in the United States. Therefore, you will likely have the ability to find several buyers for your APF Shares and, because the APF Shares are listed on the NYSE, there will be very few instances, if any, where you will have to sell your APF Shares at a discount to market price.

  . Future Development and Mortgage Loan Opportunities. As a result of APF's acquisition of the CNL Restaurant Businesses, APF acquired restaurant property development capabilities and expanded mortgage origination, securitization and servicing capabilities. Because APF has acquired these capabilities, APF now has an additional pool of operators of national and regional restaurant chains to which it can offer triple-net lease and mortgage loan financing. APF's current financing commitments with operators of national and regional restaurant chain either through triple-net lease financing or mortgage loan financing are in excess of $333 million. APF is now in the position to capitalize on these mortgage commitments and the corresponding potential to grow the restaurant development and mortgage financing businesses in the future. In addition, we believe APF has a relationship with CNL Advisory Services, Inc. which will enhance APF's financing business. CNL Advisory Services, Inc. provides merger, acquisition and strategic planning services to the same operators of national and regional restaurant chains with which APF does business.

Factors to Consider

   There are certain factors, which are more fully discussed beginning at page in "Risk Factors," that you should consider in determining whether to vote in favor of the Acquisition. The following list summarizes certain of these factors:

  . James M. Seneff, Jr., Chairman of the Board of APF, and Robert A. Bourne,
    Vice Chairman of the Board of APF, both of whom also serve as general partners of the Funds, will receive substantial financial benefits from the Acquisition.

  . Because there has not been a public market for the APF Shares, the trading price of the APF Shares may fluctuate significantly, and, once listed on the NYSE, the APF Shares may trade significantly below the Exchange Value.

  . The acquisition by APF of your Fund involves a fundamental change in the nature of your investment. If the Acquisition is approved, you will no longer hold an interest in a Fund which has a fixed portfolio of restaurant properties, but will instead be a stockholder in an operating company that will own interests in 1,437 restaurant properties (assuming APF acquired all of the Funds on September 30, 1998), will be able to make future acquisitions of restaurant properties using equity or indebtedness and will make mortgage loans and securitize those mortgage loans. Further, your ability to utilize passive losses to offset income derived from your investment in the Fund will no longer be available.

  . To date, APF has used a limited amount of debt to acquire restaurant properties, but going forward, APF will likely incur significantly more indebtedness to acquire restaurant properties and make mortgage loans. This increased use of debt will subject APF, among other risks, to an increased risk of default on its obligations, which could in turn affect APF's funds from operations. APF does, however, have a policy of maintaining a ratio of total indebtedness to total assets of not more than 45%.

  . The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners of the Funds are tax-deferred or tax-exempt entities (for example, pension plans, 401(k) plans and IRAs), if you are a person subject to federal income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will be based on the difference between the value of the APF Shares you receive and the tax basis of your Units. If you elect the Cash/Notes Option, your tax will be based upon your allocable share of the gain which will be recognized by your Fund; your Fund's gain will generally equal the excess, if any, of the value of the APF Shares and cash received by your Fund over the tax basis of your Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain real property gain.

Our Recommendation to You

   We believe that the terms of the Acquisition provide substantial benefits and are fair to you. We recommend that you vote "For" approval of the Acquisition.

Why We Believe the Acquisition is Fair to You

   We believe that the terms of the Acquisition are fair and that they will maximize the return on your investment for the following principal reasons:

  . We analyzed the benefits of the Acquisition, and we believe that the expected benefits of the Acquisition to you outweigh the risks and potential detriments of the Acquisition to you. Some of those benefits are described above. The risks and potential detriments are discussed beginning on page .

  . We reviewed the value of the consideration to be received by you if your Fund is acquired by APF, and we compared it to the consideration that you might have received under the alternatives to the Acquisition (those alternatives being the continuation of the Funds without change and the liquidation of the Funds, as described below). We concluded that the likely value of the APF Shares would be higher than the value of the consideration you would have received if we had elected one of the other alternatives.

  . We considered that you have the opportunity to vote for or against the Acquisition, and, if you vote against it, you have the ability to elect to receive either APF Shares or the Cash/Notes Option if your Fund approves the Acquisition.

  . We considered the financial advice and the fairness opinions rendered by Legg Mason, and the appraisals of Valuation Associates, each of which is described below.

Fairness Opinions

   In deciding to recommend the Acquisition, we considered the fairness opinions of Legg Mason which we engaged to advise us in connection with the Acquisition. In particular, we considered their opinion as to the fairness from a financial point of view of the APF Share consideration to be offered to each Fund. Because the Acquisition of any single Fund is not a condition of the Acquisition of any other Fund, we obtained from Legg Mason with respect to each Fund a fairness opinion that did not assume that APF acquired any other Funds. The fairness opinion for your Fund is attached as Appendix A to your Fund's Supplement that accompanies this Consent Solicitation. You should read Legg Mason's opinion in its entirety with respect to the assumptions made, matters considered and limits of the reviews undertaken by Legg Mason in rendering its opinions.

   Based on the analysis more fully described under "Reports, Opinions, and Appraisals--Fairness Opinions," and subject to the assumptions, limitations and qualifications discussed in this Consent Solicitation and in its fairness opinions, Legg Mason concluded that the APF Share consideration offered to each Fund in the Acquisition is fair from a financial point of view.

Appraisals

   In making our recommendation, we also considered the appraisals of each Fund prepared by Valuation Associates, an independent real estate appraisal firm. We compared the value of the APF Shares payable to each Fund, based on the Exchange Value, with the appraised value of each Fund's restaurant property portfolio. Based on this comparison, we determined that the number of APF Shares payable to each Fund was reasonable.

Alternatives to the Acquisition that We Considered

   In determining whether to accept and recommend the Acquisition proposal, we considered two principal alternatives to the Acquisition that could have been pursued by each Fund: (i) continuation of each Fund pursuant to its existing partnership agreement and (ii) liquidation of each Fund.

   Benefits and Disadvantages of Continuation Alternative. Continuing each Fund without change would have the following effects, some of which you might perceive as benefits:

  . your Fund would not be subject to the risks associated with the ongoing operations of APF and instead would remain a separate entity, with its own assets and liabilities, and would pursue its original investment objectives consistent with the guidelines, restrictions and safeguards contained in its partnership agreement;

  . your Fund's performance would not be affected by the performance of APF and the other Funds that APF intends to acquire in the Acquisition;

  . eventually, your Fund would liquidate its holdings and distribute the proceeds received in liquidation in accordance with the terms of the Fund's partnership agreement;

  . there would be no change in the nature of your voting rights and no change in your Fund's operating policies;

  . your Fund would not incur Acquisition expenses, ranging from approximately $161,000 to $533,000 depending on the size of the Fund (for a breakdown of the expenses with respect to your Fund, see the Supplement accompanying this Consent Solicitation);

  . income from your Fund may be offset by passive activity losses generated from your other investments, whereas you will not have the ability to offset income from your investment in APF with such losses; and

  . you would not be subject to any immediate federal income taxation that will otherwise be incurred by you as a consequence of the Acquisition.

   However, we believe that maintaining the Funds as separate entities would have the following disadvantages:

  . since the majority of the Funds' operating expenses are fixed, as the restaurant properties are sold and revenues from the portfolio decrease, we do not expect that the Funds will sustain their current level of distributions;

  . since the Funds are not authorized to raise additional funds either through equity issuances or by incurring indebtedness for investment, the Funds are unable to benefit from investing in potential growth opportunities;

  . your investment would continue to be illiquid because the Units are not freely transferable and there is no established public trading market or public market valuation for Units, unlike the APF Shares which will have a public trading market that you could access at your discretion;

  . your Fund's portfolio of restaurant properties would be less diversified and therefore the loss of one tenant or an economic downturn in the region where a restaurant property is located would likely have a greater impact on your Fund's ability to make distributions than it would on APF; and

  . your Fund cannot acquire, develop, or finance restaurant properties or take advantage of the other potential benefits of the Acquisition, which are described above.

   Benefits and Disadvantages of Liquidation Alternative. As an alternative to the Acquisition, each Fund could dissolve and liquidate by selling its restaurant properties and other assets, paying off its existing liabilities not assumed by the buyer and distributing the net sales proceeds to you and the other Limited Partners (as well as to us in our capacity as general partners) in accordance with the distribution provisions of its partnership agreement. The primary advantage of this alternative would be to provide liquidity to you as restaurant properties are sold based upon the net liquidation proceeds received from the sale of your Fund's assets.

   We do not believe that liquidation would be as beneficial to you as the Acquisition, for the following reasons:

  . the public market valuation of an investment in an operating real estate company like APF may exceed the liquidation value of your Fund's restaurant properties;

  . in our view, liquidation of the restaurant properties would be less desirable and could result in various adverse consequences; specifically, we believe that (i) the liquidation valuation provided by Valuation Associates shows that the liquidation values of the Funds are lower than the values of the APF Shares, based on the Exchange Value, to be paid to the Funds in the Acquisition and (ii) an aggressive bulk sale of individual restaurant properties could result in significant discounts from appraised values while a gradual liquidation likely would involve higher administrative costs and greater uncertainty, either of which would reduce the portion of net sales proceeds available for distribution to you.

   In order to assist you in evaluating these alternatives, please review your Supplement. Your Supplement contains estimates of the value of your investment if your Fund continues in operation without change and of the net liquidation proceeds that might be available if your Fund were liquidated. The methodology and assumptions used to derive these estimated values are explained there.

Prices for Fund Units

   The Units are not listed on any national securities exchange or quoted on an automated quotation system, and there is no established public market for the Units. Set forth in the table below is certain information regarding sale transactions in the Units for the nine months ended September 30, 1998 that we obtained from various sources, including the distribution reinvestment plans of the Funds. Other than the information from the Funds' distribution reinvestment plans, we have not contacted the buyers or sellers to independently verify this information. There have likely been other secondary sale transactions in the Units, although information regarding them is not available to us. Sales of Units therefore may have occurred at prices either above the high price or below the low price set forth below.

   We are providing you this information so that it is readily available to you. However, we do not believe you should rely on the information below in determining whether or not to approve the Acquisition because the price paid per Unit may not accurately reflect the current value of the restaurant properties and other assets of the Funds as a result of the relative illiquidity of the Units being sold.

   All historical price information in the chart below is on a per Unit basis for the nine months ended September 30, 1998.

                                         Original
                                          Limited
                                          Partner
                                        Investments                                                             Estimated
                            Original     less any                                                  Weighted   Value of APF
                            Limited    Distribution                          High per   Low per   Average per  Shares per
                            Partner    of Net Sales                          Average    Average     Average      Average
                          Investments  Proceeds per              Number      $10,000    $10,000     $10,000      $10,000
                            less any      average               of Units     Original   Original   Original     Original
                 Original Distribution    $10,000     Number     Traded      Limited    Limited     Limited      Limited
                 Cost per of Net Sales   Original    of Units  as Percent    Partner    Partner     Partner      Partner
      Fund         Unit   Proceeds(1)  Investment(1)  Traded  of Total Fund Investment Investment Investment  Investment(2)
      ----       -------- ------------ ------------- -------- ------------- ---------- ---------- ----------- -------------
I...............   $500   $12,597,200     $8,398         116       0.6%       $8,435     $8,198     $8,336       $7,611
II..............    500    23,768,000      9,507         285       0.6         9,507      7,210      9,078        9,466
III.............    500    23,522,253      9,409         345       0.7         9,600      7,580      9,104        8,237
IV..............    500    28,766,256      9,589         419       0.7        10,000      7,740      9,291        8,781
V...............    500    23,161,673      9,265         235       0.5        10,000      7,780      9,316        8,103
VI..............    500    35,000,000     10,000         571       0.8         9,701      7,981      9,422       10,429
VII.............      1    30,000,000     10,000     188,721       0.6         9,500      8,700      9,400       10,456
VIII............      1    35,000,000     10,000     298,648       0.9         9,800      8,000      9,400       11,259
IX..............     10    35,000,000     10,000      25,458       0.7        10,000      8,740      9,400       10,356
X...............     10    40,000,000     10,000      29,265       0.7        10,000      7,800      9,080       10,391
XI..............     10    40,000,000     10,000      38,763       1.0         9,500      7,980      9,230       10,759
XII.............     10    45,000,000     10,000      33,697       0.7        10,000      5,790      9,180       10,400
XIII............     10    40,000,000     10,000      34,866       0.9         9,500      7,900      9,000        9,594
XIV.............     10    45,000,000     10,000      37,863       0.8         9,950      7,950      9,250        9,468
XV..............     10    40,000,000     10,000      26,729       0.7         9,500      6,100      8,640        9,222
XVI.............     10    45,000,000     10,000      14,811       0.3        10,000      8,000      9,100        9,488
XVII............     10    30,000,000     10,000       7,811       0.3         9,500      7,730      9,320        9,930
XVIII...........     10    35,000,000     10,000      13,224       0.4         9,500      7,700      9,280        9,315

--------
(1) The original Limited Partner investments in CNL Income Fund, Ltd., CNL Income Fund II, Ltd., CNL Income Fund III, Ltd., CNL Income Fund IV, Ltd. and CNL Income Fund V, Ltd. were $15,000,000, $25,000,000, $25,000,000,
    $30,000,000 and $25,000,000, respectively. These columns reflect, as of September 30, 1998, an adjustment to the Limited Partners' original investments based on distributions of net sales proceeds received from sales of properties made pursuant to the partnership agreements for CNL Income Fund, Ltd. through CNL Income Fund V, Ltd.
(2) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

                           The Restaurant Properties

   Assuming that APF acquires all of the Funds and that the Acquisition had occurred on September 30, 1998, APF would have owned and leased on a triple-net basis 978 restaurant properties. The restaurant properties would be leased to more than 150 tenants, operated by more than 60 different restaurant chains, located in 45 states and approximately 96 percent leased as of September 30, 1998. The average age of the buildings on restaurant properties in the portfolio would be approximately 8.7 years. The following table sets forth certain annualized restaurant property information for restaurant properties owned as of September 30, 1998 (assuming the Acquisition occurred on this date) with respect to significant restaurant chains operating a restaurant property.

                            Total Number  Average
                                 of       Age of     Annualized     Percentof
                             Restaurant  Buildings Aggregate Total Total Rental
Restaurant Chain             Properties   (years)  Rental Revenue    Revenue
----------------            ------------ --------- --------------- ------------
Golden Corral..............     102         6.0      $14,400,000       15.3%
Jack in the Box............      96         5.2        9,731,000       10.4
Burger King................      74        10.8        7,083,000        7.6
Denny's....................      61        10.2        5,792,000        6.2
Boston Market (1)..........      50         2.7        4,781,000        5.1
Hardee's...................      64         7.3        4,472,000        4.8
Bennigan's.................      22        15.4        4,100,000        4.4
Shoney's...................      31         7.9        3,513,000        3.7
IHOP.......................      24         4.1        3,263,000        3.5
Steak and Ale Restaurant...      18        21.1        2,774,000        3.0
Black-eyed Pea.............      22         5.9        2,400,000        2.6
Darryl's...................      17        17.9        2,341,000        2.5
Wendy's....................      29         9.0        2,373,000        2.5
Arby's.....................      29         5.2        2,290,000        2.4
Long John Silver's (2).....      43         7.6        2,064,000        2.2
Checkers...................      47         5.0        1,932,000        2.1
Chevy's Fresh Mex..........       8         5.1        1,814,000        1.9
Applebee's.................      12         4.0        1,676,000        1.8
Pizza Hut..................      67        16.1        1,692,000        1.8
Ground Round...............      15        18.1        1,615,000        1.7
Pollo Tropical.............      11         4.7        1,538,000        1.6
KFC........................      18         9.1        1,265,000        1.3
Popeyes....................      20        11.9        1,065,000        1.1
Other......................      98         8.9        9,843,000       10.5
                                ---                  -----------      -----
  Total....................     978                  $93,817,000      100.0%
                                ===                  ===========      =====

--------
(1) In October 1998, tenants of 44 Boston Market restaurant properties filed voluntary petitions for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. To date, the tenants have closed 19 of these restaurant properties. APF and the relevant Funds are currently actively marketing these restaurant properties to existing and prospective clients.
(2) The tenant of 36 Long John Silver's restaurant properties filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. To date, the tenant has closed 16 of these restaurant properties. APF is currently actively marketing these restaurant properties to existing and prospective clients.

   Since the acquisition of one Fund is not dependent upon the acquisition of any other Fund, it is possible that APF would not acquire all of the Funds in the Acquisition. Consequently, after the Acquisition, APF will not necessarily own all of the restaurant properties listed above.

                               Financing Services

   APF also provides mortgage loans to operators of national and regional restaurant chains and upon the acquisition of the CNL Restaurant Financial Services Group, APF significantly increased its financing capabilities and added securitization capabilities. Assuming the acquisition of the CNL Restaurant Businesses, as of September 30, 1998, APF would have originated more than $483.1 million in mortgage loans, of which $269 million had been securitized. The following table shows certain annualized information regarding mortgage loans made by APF on restaurant properties in which APF owned an interest as of September 30, 1998, including the restaurant chain, the number of restaurant properties subject to mortgage loans per restaurant chain, the aggregate revenue per restaurant chain and the outstanding balance of mortgage loans per chain.

                                 Aggregate  Percent of  Aggregate   Percent of
                     Number of     Total      Total    Outstanding  Outstanding
Restaurant Chain     Properties   Revenue    Revenue     Balance      Balance
----------------     ---------- ----------- ---------- ------------ -----------
Applebee's..........     53     $ 5,342,000    31.7%   $ 65,909,000     34.9%
T.G.I. Friday's.....     12       2,336,000    13.8%     23,111,000     12.2%
Burger King.........     29       1,888,000    11.2%     22,570,000     11.9%
Pizza Hut...........     47       1,764,000    10.5%     16,440,000      8.7%
Taco Bell...........     27       1,442,000     8.6%     17,988,000      9.5%
Denny's.............     10       1,100,000     6.5%     11,243,000      6.0%
Shoney's............      7         630,000     3.7%      6,138,000      3.3%
Fazoli's............      7         606,000     3.6%      6,283,000      3.3%
Ruby Tuesday........      5         454,000     2.7%      4,721,000      2.5%
Golden Corral.......      2         337,000     2.0%      3,881,000      2.1%
Del Taco............      4         311,000     1.8%      3,300,000      1.8%
Houlihan's..........      1         236,000     1.4%      2,360,000      1.2%
Captain D's.........      2         117,000     0.7%      1,343,000      0.7%
Papa John's.........      6         116,000     0.7%      1,337,000      0.7%
Popeyes.............      2          73,000     0.4%        805,000      0.4%
Wendy's.............      1          70,000     0.4%        806,000      0.4%
Arby's..............      1          58,000     0.3%        760,000      0.4%
                        ---     -----------   -----    ------------    -----
  Total.............    216     $16,880,000   100.0%   $188,995,000    100.0%
                        ===     ===========   =====    ============    =====

   The following table shows, for restaurant properties in which APF owned an interest and assuming the acquisition of the CNL Restaurant Businesses, information by restaurant chain, for mortgage loans that APF has securitized.

                                                Aggregate
                                    Number of  Outstanding      Percent of
Restaurant Chain                    Properties  Balance(1)  Outstanding Balance
----------------                    ---------- ------------ -------------------
T.G.I. Friday's....................     35     $ 54,289,000         20.2%
Wendy's............................     50       48,695,000         18.1%
Bennigan's.........................     22       36,950,000         13.8%
Taco Bell..........................     56       34,086,000         12.7%
Burger King........................     36       32,334,000         12.0%
Ruby Tuesday.......................     13       17,479,000          6.5%
Steak and Ale Restaurant...........      6        8,650,000          3.2%
KFC................................     10        8,390,000          3.1%
Applebee's.........................      4        6,066,000          2.3%
Fazoli's...........................      5        5,244,000          2.0%
Papa John's........................     33        4,968,000          1.8%
Sonny's Real Pit Bar-B-Q...........      8        4,331,000          1.6%
Morton's of Chicago................      2        2,278,000          0.8%
Denny's............................      2        1,624,000          0.6%
Arby's.............................      3        1,553,000          0.6%
Del Taco...........................      2        1,030,000          0.4%
Popeyes............................      1          673,000          0.3%
                                       ---     ------------        -----
  Total............................    288     $268,640,000        100.0%
                                       ===     ============        =====

--------
(1) Of the total securitized portfolio of $268.6 million, APF has retained a subordinated interest in $23.4 million, which, assuming no prepayment or default by the borrower, will generate on an annualized basis approximately $4.0 million in interest income and servicing fees.

                                     Voting

Voting Procedures

   Please mark the enclosed consent form to vote "For" or "Against" approval of the Acquisition. If you have invested in more than one Fund, you will receive only one copy of this Consent Solicitation and you will receive a Supplement and a consent form for each Fund in which you hold Units. Because each Fund will vote separately on whether or not to approve the Acquisition, you must complete one consent form for each Fund in which you are an investor.

   If you are voting "Against" the Acquisition, you also should elect on your consent form whether you would like to receive APF Shares or the Cash/Notes Option if your Fund is acquired by APF. If your Fund approves the Acquisition, you will receive APF Shares if you vote "Against" the Acquisition but do not elect to receive the Cash/Notes Option or you do not vote. You must elect to receive the Cash/Notes Option on the consent form or you will receive APF Shares.

   Your consent form must be received by D.F. King & Co. by 5:00 p.m. Eastern
time on     , 1999 (unless we extend the solicitation period). If you do not submit a consent form, you will also be counted as having voted "Against" the Acquisition and will receive APF Shares if your Fund approves the Acquisition. If you submit a properly signed consent form but do not indicate how you wish to vote, you will be counted as having voted "For" the Acquisition and will receive APF Shares if your Fund approves the Acquisition. You may withdraw or revoke your consent form at any time prior to the expiration of the solicitation period in the manner described later in this Consent Solicitation. You may also vote in person at the special meeting of the partners of your Fund.

Amendments to Your Fund's Partnership Agreement

   For certain Funds, if you vote "For" the Acquisition, you will also be required to cast a separate vote in favor of amendments to the partnership agreement of such Funds. These amendments will authorize certain actions that are necessary to complete successfully APF's acquisition of your Fund. For a discussion of the amendments, if applicable to your Fund, you should carefully read the Supplement accompanying the Consent Solicitation.

No Rights to Independent Appraisal

   If your Fund approves the Acquisition, but you voted "Against" the Acquisition, you will not have any right to have an independent valuation of your Fund paid for by APF or by us.

        Comparison of Ownership of APF Shares and the Cash/Notes Option

   Your rights and obligations as an investor in a Fund currently are governed by your Fund's partnership agreement. If your Fund is acquired by APF, you will become either a stockholder of APF (if you receive APF Shares in the Acquisition) or a noteholder of APF (if you vote "Against" the Acquisition and elect the Cash/Notes Option). In order to assist you in deciding whether to approve the Acquisition and whether to elect to receive APF Shares or the Cash/Notes Option if your Fund approves the Acquisition, we have summarized below some of the advantages and disadvantages of owning APF Shares versus receiving a cash payment and holding Notes.

                                   APF Shares

   The advantages of owning APF Shares versus Notes include:

  . The market for the APF Shares, which will be traded on the NYSE, likely will be more active than the market for the Notes, since the Notes will not be listed on the NYSE. This means you will have the opportunity to liquidate, at your convenience, all or any portion of the APF Shares that you hold.

  . You will be a stockholder in an operating company which is in a position to take advantage of external growth opportunities because, unlike the Funds, it can raise additional funds through equity or debt financing and can reinvest net sales or refinancing proceeds in new investments.

  . As a holder of APF Shares, you will be entitled to participate in the dividends and distributions made by APF with respect to the APF Shares. This means you will be entitled to receive such dividends and distributions based on your percentage ownership interest of the outstanding APF Shares.

  . The anticipated initial dividends to be paid on the APF Shares are expected to be higher than the initial interest payments expected to be made on the Notes. For example, an APF stockholder may be expected to receive a dividend yield of %, based on the Exchange Value, whereas a holder of Notes would only receive % interest on the Notes.

  . We expect that the initial value of the APF Shares to which you are entitled will be greater than the value of the Cash/Notes Option because the amount paid to dissenting Limited Partners who select the

   Cash/Notes Option will be based on the estimated liquidation value of the restaurant properties of your Fund.

  . Unlike a holder of Notes, you will be entitled to vote on matters presented at meetings of APF's stockholders and you will have the rights to access APF's books and records.

   The disadvantages of owning APF Shares versus Notes include:

  . Your right to receive dividends or distributions as an APF stockholder is subordinated to the interest payments payable with respect to all debt obligations of APF or the Operating Partnership. This means that prior to making any dividend or other distribution to you, APF must pay the interest owed with respect to the Notes and its other debt obligations. Thus, to the extent that APF does not have sufficient cash to make a dividend distribution or other distribution after it makes the required interest payments and payments on other debt obligations, you will not receive a distribution.

  . Your percentage ownership interest in APF may be diluted at anytime through the issuance, by APF, of additional securities, including securities that have priority to cash flow generated from APF's operations and to liquidation proceeds derived from the sale of APF's assets.

                                     Notes

   The advantages of owning Notes versus APF Shares include:

  . The Notes are senior, unsecured indebtedness and represent fixed obligations of APF. Payments to you as a holder of Notes will be superior to the rights of holders of APF Shares to receive dividend distributions.

  . Payments of principal and interest on the Notes are not dependent upon the profits derived from APF's operations.

  . The Notes provide that, following the consummation of the Acquisition, if APF sells or refinances any restaurant property acquired from a Fund, APF must redeem Notes held by the former Limited Partners of such Fund in an aggregate amount equal to 80% of the net cash proceeds of the sale or refinancing.

   The disadvantages of owning Notes versus APF Shares include:

  . The Notes will be unsecured obligations of APF and thus they will be subordinate to all secured debt of APF. To illustrate what this means if you elect the Cash/Notes Option, if you assume that the Acquisition had been consummated prior to September 30, 1998 and that all of the Funds are acquired in the Acquisition, then as of that date, APF would have had aggregate consolidated secured liabilities to which the Notes would be subordinated of approximately $150.5 million.

  . The initial distribution rate on the APF Shares is expected to be higher than the interest rate on the Notes.

  . APF may redeem the Notes at any time, in whole or in part, at the face value of the Notes, with no prepayment penalty or premium.

  . Unlike the APF Shares which will be listed for trading on the NYSE, there likely will be no public market for your Notes.

  . Unlike a holder of APF Shares, you will have no right to participate in the profits derived from APF's assets or from the sale or refinancing of APF's restaurant properties, you will not be entitled to vote with regard to matters presented to APF's stockholders and you will not be entitled to access APF's books and records. Additionally, the initial dividend payments on APF Shares are expected to be greater than the initial interest payments expected to be paid on the Notes.

                              Acquisition Expenses

   APF and each Fund will bear their own expenses incurred in connection with the Acquisition. If your Fund approves the Acquisition and your Fund is acquired by APF, the number of APF Shares you receive will reflect a reduction for your Fund's expenses of the Acquisition. For a breakdown of the expenses estimated to be paid in the Acquisition, please see the Supplement attached to this Consent Solicitation.

   If the Acquisition is rejected by your Fund, then your Fund will bear the portion of its Acquisition expenses based upon the percentage of "For" votes and we, as the general partners of the Fund, will bear the portion of such Acquisition expenses based upon the percentage of "Against" votes and abstentions.

                         Conditions to the Acquisition

   The following conditions must be satisfied in order for the Acquisition to be consummated.

  . The APF Shares must be listed on the NYSE prior to or concurrently with the consummation of the Acquisition.

  . The stockholders of APF must have approved an amendment and restatement of APF's Articles of Incorporation to, among other things, increase the number of shares authorized to be issued by APF, at a special meeting of
    APF stockholders scheduled for     , 1999. The increase is necessary in
    order for APF to have a sufficient number of shares to acquire the Funds.

  . If fewer than all of the Funds approve the Acquisition, APF must receive an additional fairness opinion from Merrill Lynch stating that the aggregate consideration payable to the approving Funds is fair to APF from a financial point of view.

                Your Right to Investor Lists and to Communicate
                          with Other Limited Partners

   We are required under applicable federal securities laws, upon receipt of a written request from you, to provide you with the following information: (i) a statement of the approximate number of Limited Partners in your Fund, and (ii) the estimated cost of mailing a consent statement, form of consent or other similar communication to those Limited Partners. In addition, you have the right, at our option, either to (a) at your expense, have us mail copies of any consent statement, consent form or other soliciting material furnished by you to any of your Fund's Limited Partners that you designate, or (b) have us deliver to you (at a cost to you of $0.25 per page for mailing and duplication), within five business days of when we receive your request, a reasonably current list of the names, addresses and number of Units held by the Limited Partners in your Fund.

                          Benefits to General Partners

   As a result of the Acquisition (assuming all of the Funds are acquired), we, as the general partners of the Funds, will receive certain benefits. These benefits include:

  . With respect to our ownership in the Funds, we may be issued up to an estimated 273,499 APF Shares in the aggregate in accordance with the Funds' partnership agreements. The APF Shares issued to us will have an estimated value, based on the Exchange Value of approximately $2,734,990 million.

  .  Following the Acquisition, James M. Seneff, Jr. and Robert A. Bourne
    (your individual general partners), will continue to serve as directors of APF, with Mr. Seneff serving as the Chairman and Mr. Bourne serving as Vice Chairman. As APF directors, they may be entitled to receive stock options under any stock option plan adopted by APF. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would derive from the Funds if the Acquisition does not occur.

                       Federal Income Tax Considerations

The Acquisition will be a Taxable Transaction for Limited Partners Subject to Federal Income Taxation

   Currently, the Funds are organized as limited partnerships and treated as partnerships for federal income tax purposes. As partnerships, the Funds are not subject to federal taxation as entities, but instead function as conduits, with the tax results of their operations required to be reflected in the personal tax returns of you, the other Limited Partners and ourselves. If your Fund is acquired by APF, you will be required to recognize taxable gain or loss if you are subject to federal income tax. If you are an individual or a tax-paying entity, you may be required to pay tax on any gain recognized but will not receive any cash in the Acquisition in order to pay those taxes. If APF acquires your Fund in the Acquisition, you will recognize taxable gain or loss whether you elect to receive APF Shares or the Cash/Notes Option. The amount of gain or loss that you will recognize will depend upon whether you or any other Limited Partners elect the Cash/Notes Option. If you do not elect the Cash/Notes Option, you will recognize a gain or loss equal to the difference between the value of the APF Shares that you receive in the Acquisition and the tax basis in your Units. If you elect the Cash/Notes Option, your tax will be based upon the share of the gain recognized by your Fund that is allocable to you. If you are required to recognize any gain as a result of the Acquisition, you may be able to offset that gain with unused passive activity losses from your other investments.

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences to you of the Acquisition.

Taxable Gain and Loss Estimates Per Average $10,000 Original Limited Partner Investment.

   The estimated taxable gain and loss, as of September 30, 1998, based on the Exchange Value, for an average $10,000 original Limited Partner investment in a Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                           Estimated Gain/(Loss)
                                                            per Average $10,000
                                                             Original Limited
Fund                                                       Partner Investment(1)
----                                                       ---------------------
CNL Income Fund, Ltd. ....................................        $1,953
CNL Income Fund II, Ltd. .................................         1,541
CNL Income Fund III, Ltd. ................................           749
CNL Income Fund IV, Ltd. .................................           919
CNL Income Fund V, Ltd....................................           410
CNL Income Fund VI, Ltd. .................................         1,730
CNL Income Fund VII, Ltd. ................................         2,385
CNL Income Fund VIII, Ltd. ...............................         2,811
CNL Income Fund IX, Ltd. .................................         1,918
CNL Income Fund X, Ltd. ..................................         1,799
CNL Income Fund XI, Ltd. .................................         2,109
CNL Income Fund XII, Ltd. ................................         1,669
CNL Income Fund XIII, Ltd. ...............................           752
CNL Income Fund XIV, Ltd..................................           348
CNL Income Fund XV, Ltd. .................................           (47)
CNL Income Fund XVI, Ltd. ................................           124
CNL Income Fund XVII, Ltd.................................           229
CNL Income Fund XVIII, Ltd. ..............................          (525)

--------
(1) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

Qualification of APF as a REIT

   APF currently qualifies as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), and expects to continue to qualify as a REIT following the consummation of the Acquisition. Accordingly, if your Fund is acquired by APF, you will cease to be a partner in a partnership and will become a stockholder of a REIT. This change in status will affect the character and amount of income and loss reportable by you in the future. For instance, income generated by your Fund could be offset against passive activity losses from your other investments, but income that you receive from APF as a stockholder cannot be similarly offset.

   A REIT is a company that combines the capital of many investors to acquire or provide financing for real estate, offers benefits of a diversified portfolio under professional management and must pay distributions to investors of at least 95% of its taxable net income. A REIT typically is not subject to federal income taxation on its taxable net income, provided certain income tax requirements are satisfied, which substantially eliminates the corporate level of the "double taxation" (tax imposed at both the corporate and stockholder levels) that generally results from investments in a corporation.

                         Summary Financial Information

Summary Unaudited Pro Forma Condensed Combined Financial Data

   The following tables set forth certain financial information for APF and the Funds on a historical basis (see pages 27 and 29) and for APF, the Funds and the CNL Restaurant Businesses on a pro forma basis (see pages 30 and 34), and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements contained elsewhere in this Consent Solicitation and the accompanying Supplements. The pro forma statement of earnings combines information from the historical consolidated statements of earnings of APF, the Funds and the CNL Restaurant Businesses giving effect to the Acquisition and the acquisition of the CNL Restaurant Businesses as if the respective transactions occurred on January 1, 1997. The unaudited pro forma balance sheet combines information from the historical consolidated balance sheets of each giving effect to the Acquisition and the acquisition of the CNL Restaurant Businesses as if APF had completed each transaction on September 30, 1998.

   We are providing this information for illustrative purposes only. It does not necessarily reflect what the results of operations or financial position of APF would have been if the acquisitions had actually occurred on the dates indicated. This information also does not necessarily indicate what APF's future operating results or consolidated financial position will be. This information does not reflect certain additional costs associated with the Acquisition which APF cannot presently estimate.

            SUMMARY SELECTED HISTORICAL, CONSOLIDATED FINANCIAL DATA

                       CNL AMERICAN PROPERTIES FUND, INC.
                                and subsidiaries

                              Nine months ended
                                September 30,                Year ended December 31,
                          --------------------------  ---------------------------------------
                              1998          1997          1997          1996         1995
                          ------------  ------------  ------------  ------------  -----------
                                 (unaudited)
Operating Data:
Revenues:
 Rental and earned
  income................  $ 22,947,199  $  9,636,626  $ 15,490,615  $  4,357,298  $   539,776
 Interest and other
  income................     6,117,911     2,615,824     3,967,318     1,849,386      119,355
                          ------------  ------------  ------------  ------------  -----------
 Total revenues.........    29,065,110    12,252,450    19,457,933     6,206,684      659,131
                          ------------  ------------  ------------  ------------  -----------
Expenses:
 General and
  administrative........     1,539,004       717,919     1,010,725       601,540      142,878
 Management and advisory
  fees..................     1,248,393       493,921       804,879       251,200       23,078
 State taxes............       397,569       173,604       251,358        56,184       20,189
 Depreciation and
  amortization..........     2,693,020     1,105,611     1,795,062       521,871      104,131
                          ------------  ------------  ------------  ------------  -----------
 Total expenses.........     5,877,986     2,491,055     3,862,024     1,430,795      290,276
                          ------------  ------------  ------------  ------------  -----------
Net earnings before
 equity in earnings of
 joint ventures/minority
 interests..............    23,187,124     9,761,395    15,595,909     4,775,889      368,855
                          ------------  ------------  ------------  ------------  -----------
Equity in earnings of
 joint ventures/minority
 interests..............       (23,271)      (23,586)      (31,453)      (29,927)         (76)
                          ------------  ------------  ------------  ------------  -----------
Net earnings............  $ 23,163,853  $  9,737,809  $ 15,564,456  $  4,745,962  $   368,779
                          ============  ============  ============  ============  ===========
Other Data:
Weighted average number
 of shares of common
 stock outstanding
 during period (1)......    47,633,909    20,368,867    23,423,868     8,071,670    1,898,350
Total properties owned
 at end of period (2)...           357           214           244            94           18
Funds from operations
 (3)....................  $ 26,408,569  $ 11,042,307  $ 17,732,888  $  5,355,464  $   471,670
Earnings per share......  $       0.49  $       0.48  $       0.66  $       0.59  $      0.19
Cash distributions
 declared per share of
 common stock(4)........  $       0.57  $       0.55  $       0.74  $       0.71  $      0.31

                                September 30,                     December 31,
                          --------------------------  ---------------------------------------
                              1998          1997          1997          1996         1995
                          ------------  ------------  ------------  ------------  -----------
Balance Sheet Data:
Real estate assets,
 net....................  $415,996,732  $209,593,964  $252,951,781  $ 75,448,118  $21,097,608
Mortgages/notes
 receivable.............  $ 33,523,506  $ 17,657,131  $ 31,170,054  $ 13,389,607  $       --
Accounts receivable,
 net....................  $    575,104  $    736,931  $    635,796  $    142,389  $   113,613
Investment in/due from
 joint ventures.........  $    631,374  $        --   $        --   $        --   $       --
Total assets............  $566,383,967  $288,151,045  $339,077,762  $134,825,048  $33,603,084
Total
 liabilities/minority
 interest...............  $ 14,478,585  $ 32,547,767  $ 17,439,661  $ 11,957,621  $ 1,622,436
Total stockholders'
 equity.................  $551,905,382  $255,603,278  $321,638,101  $122,867,427  $31,980,648

--------
(1) The weighted average number of APF Shares outstanding is based upon the period APF was operational.
(2) As of September 30, 1998, APF had acquired 357 restaurant properties for an aggregate purchase price of $379 million.
(3) Funds from operations ("FFO"), based on the revised definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") and as used herein, means net earnings determined in accordance with generally accepted accounting principles or GAAP, excluding gains or losses from debt restructuring and sales of restaurant properties and gain on securitization, plus depreciation and amortization of real estate assets plus amortization of direct financing leases, and after adjustments for unconsolidated partnerships and joint ventures. (Net earnings determined in accordance with GAAP include the noncash effect of straight-lining rent increases throughout the lease term and/or rental payments during the construction of a restaurant property prior to the date it is placed in service. Straight-lining rent is a GAAP convention requiring real estate companies to report rental revenue based on the average rent per year over the life of the lease. During the nine months ended September 30, 1998 and 1997, and the years ended December 31, 1997, 1996 and 1995, net earnings included $2,315,968, $1,259,180, $1,941,054,
    $517,067 and $39,142, respectively, of these amounts.) FFO was restated by APF for the nine months ended September 30, 1998 and 1997, and for the years ended December 31, 1997, 1996 and 1995 to add back the amortization of direct financing leases. FFO, on a historical basis, was developed by NAREIT as a relative measure of performance and liquidity of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. However, FFO (i) does not represent cash generated from operating activities determined in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events that enter into the determination of net earnings), (ii) is not necessarily indicative of cash flow available to fund cash needs and (iii) should not be considered as an alternative to net earnings determined in accordance with GAAP as an indication of APF's operating performance, or to cash flow from operating activities determined in accordance with GAAP as a measure of either liquidity or APF's ability to make distributions. Accordingly, APF believes that in order to facilitate a clear understanding of the consolidated historical operating results of APF, FFO should be considered in conjunction with APF's net earnings and cash flows as reported in the accompanying consolidated financial statements and notes thereto.
(4) Approximately 12%, 10%, 8%, 13% and 42% of cash distributions ($0.07, $0.06, $0.06, $0.09 and $0.13 per APF Share) for the nine months ended September 30, 1998 and 1997, and the years ended December 31, 1997, 1996 and 1995, respectively, represent a return of capital in accordance with GAAP. Cash distributions treated as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net earnings on a GAAP basis.

         SUMMARY SELECTED COMBINED UNAUDITED HISTORICAL FINANCIAL DATA

                                CNL INCOME FUNDS

                              Nine months ended
                                September 30,                Year ended December 31,
                          --------------------------  ----------------------------------------
                              1998          1997          1997          1996          1995
                          ------------  ------------  ------------  ------------  ------------
Operating Data
Revenues:
 Rental and earned
  income................  $ 35,891,418  $ 37,959,609  $ 51,340,020  $ 50,949,983  $ 48,448,434
 Interest and other
  income................     1,528,771     1,350,822     1,815,714     1,608,501     1,207,475
                          ------------  ------------  ------------  ------------  ------------
 Total revenues.........    37,420,189    39,310,431    53,155,734    52,558,484    49,655,909
                          ------------  ------------  ------------  ------------  ------------
Expenses:
 General and
  administrative........     3,037,610     2,560,951     3,691,750     3,253,683     3,056,180
 Management and advisory
  fees..................       210,414       195,992       263,766       236,823       210,908
 State taxes............       248,468       229,361       234,022       187,257       211,391
 Depreciation and
  amortization..........     4,646,985     4,538,047     6,066,059     5,856,467     5,554,902
                          ------------  ------------  ------------  ------------  ------------
 Total expenses.........     8,143,477     7,524,351    10,255,597     9,534,230     9,033,381
                          ------------  ------------  ------------  ------------  ------------
Net earnings before
 equity in earnings of
 joint ventures/minority
 interests, gain on sale
 of properties,
 provision for loss on
 land and building and
 other income
 (expenses).............    29,276,712    31,786,080    42,900,137    43,024,254    40,622,528
Equity in earnings of
 joint ventures/minority
 interests..............     2,507,758     2,813,159     3,678,871     2,969,010     2,566,728
Gain on sale of
 properties.............     2,239,278     2,932,959     4,224,500       524,722        10,822
Provision for loss on
 land and building......      (577,405)     (224,347)     (665,574)     (316,548)     (207,844)
Other income
 (expenses).............       (45,150)          --        214,000           --            --
                          ------------  ------------  ------------  ------------  ------------
Net earnings............  $ 33,401,193  $ 37,307,851  $ 50,351,934  $ 46,201,438  $ 42,992,234
                          ============  ============  ============  ============  ============
Other Data:
Total properties owned
 at end of period.......           621           684           689           671           639
Funds from operations
 (1)....................  $ 36,908,784  $ 39,899,403  $ 53,497,919  $ 52,625,612  $ 49,460,708
Total cash distributions
 declared (2)...........  $ 45,063,628  $ 38,536,152  $ 52,492,839  $ 49,760,239  $ 46,856,173
Cash distributions
 declared per $10,000
 Investment.............  $        733  $        643  $        871  $        864  $        854

                                September 30,                      December 31,
                          --------------------------  ----------------------------------------
                              1998          1997          1997          1996          1995
                          ------------  ------------  ------------  ------------  ------------
Balance Sheet Data:
Real estate assets,
 net....................  $423,023,449  $435,340,114  $439,470,490  $428,986,658  $416,148,000
Mortgages/notes
 receivable.............  $  4,836,808  $  5,609,876  $  5,586,571  $  4,894,615  $  2,627,418
Accounts receivable,
 net....................  $    314,049  $  1,211,720  $  1,337,121  $  1,706,649  $  1,478,015
Investment in/due from
 joint ventures.........  $ 50,429,925  $ 37,138,957  $ 42,936,915  $ 32,895,042  $ 29,432,410
Total assets............  $523,441,709  $532,048,369  $537,140,278  $514,640,301  $486,778,595
Total
 liabilities/minority
 interest...............  $ 17,203,055  $ 19,427,828  $ 19,186,549  $ 18,782,159  $ 16,318,644
Total equity............  $506,238,654  $512,620,541  $517,953,729  $495,858,142  $470,459,951

--------
(1) For a definition of "funds from operations," see footnote 3 on page 27.
(2) Cash distributions for the year ended December 31, 1997 include additional amounts earned in 1997, but declared payable in the first quarter of 1998. Cash distributions for the nine months ended September 30, 1998 include special distributions of net sales proceeds received from the sale of properties.

     SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

        APF, FUNDS, ADVISOR AND CNL RESTAURANT FINANCIAL SERVICES GROUP
                      Nine Months Ended September 30, 1998

                                           Historical
                       ----------------------------------------------------
                                                                   CNL
                                                                Restaurant
                                                                Financial
                                                                 Services       Combined
                           APF          Funds        Advisor      Group        Historical
                       ------------  ------------  ----------- ------------  --------------
Operating Data
Revenues:
 Rental and
  earned income..      $ 22,947,199  $ 35,891,418  $       --  $        --   $   58,838,617
 Management
  fees...........               --            --    21,405,127    5,122,366      26,527,493
 Interest and
  other income...         6,117,911     1,528,771          751   18,463,647      26,111,080
                       ------------  ------------  ----------- ------------  --------------
 Total revenue...        29,065,110    37,420,189   21,405,878   23,586,013     111,477,190
Expenses:
 General and
  administrative..        1,539,004     3,037,610    6,701,115    6,704,482      17,982,211
 Advisory fees...         1,248,393       210,414          --     1,026,231       2,485,038
 State taxes.....           397,569       248,468       15,226      220,180         881,443
 Depreciation and
  amortization...         2,693,020     4,646,985      131,539    1,000,493       8,472,037
 Interest
  expense........               --            --       105,668   14,234,533      14,340,201
 Paid to
  affiliates.....               --            --       256,456    1,569,202       1,825,658
                       ------------  ------------  ----------- ------------  --------------
 Total expenses..         5,877,986     8,143,477    7,210,004   24,755,121      45,986,588
                       ------------  ------------  ----------- ------------  --------------
Net earnings
 (loss) before
 income taxes....        23,187,124    29,276,712   14,195,874   (1,169,108)     65,490,602
Equity in
 earnings of
 joint
 ventures/minority
 interests.......           (23,271)    2,507,758          --        12,452       2,496,939
Gain (loss) on
 sales of
 properties......               --      2,239,278          --           --        2,239,278
Provision for
 loss on
 properties......               --       (577,405)         --           --         (577,405)
Lease Termination
 income (loss)...               --        (45,150)         --           --          (45,150)
Gain on
 securitization..               --            --           --     3,018,268       3,018,268
Provision for
 federal income
 taxes...........               --            --     5,607,415      708,666       6,316,081
                       ------------  ------------  ----------- ------------  --------------
Net earnings.....      $ 23,163,853  $ 33,401,193  $ 8,588,459 $  1,152,946  $   66,306,451
                       ============  ============  =========== ============  ==============
Other Data:
Weighted average
 number of shares
 of common stock
 outstanding
 during period...        47,633,909           N/A          N/A          N/A             N/A
Total properties
 owned at end of
 period..........               357           621          N/A          N/A             N/A
Funds from
 operations (*)..      $ 26,408,569  $ 36,908,784          N/A          N/A             N/A
Total cash
 distributions
 declared(**)....      $ 26,460,446  $ 45,063,628          N/A          N/A             N/A
Cash
 distributions
 declared per
 $10,000
 investment......      $        572  $        733          N/A          N/A             N/A

                                       Pro Forma
                       -----------------------------------------
                             Pro Forma           Combined Pro
                            Adjustments             Forma
                       ---------------------- ------------------
Operating Data
Revenues:
 Rental and
  earned income..      $ 10,584,064 (a)(b)       $69,422,681
 Management
  fees...........       (24,796,800)(c)(d)         1,730,693
 Interest and
  other income...         1,526,547 (e)           27,637,627
                       ---------------------- ------------------
 Total revenue...       (12,686,189)              98,791,001
Expenses:
 General and
  administrative..       (3,628,474)(f)(g)(h)     14,353,737
 Advisory fees...        (2,485,038)(i)                  --
 State taxes.....           601,369 (j)            1,482,812
 Depreciation and
  amortization...         4,358,736 (k)(l)        12,830,773
 Interest
  expense........           (68,670)(m)           14,271,531
 Paid to
  affiliates.....        (1,825,658)(n)                  --
                       ---------------------- ------------------
 Total expenses..        (3,047,735)              42,938,853
                       ---------------------- ------------------
Net earnings
 (loss) before
 income taxes....        (9,638,454)              55,852,148
Equity in
 earnings of
 joint
 ventures/minority
 interests.......               --                 2,496,939
Gain (loss) on
 sales of
 properties......               --                 2,239,278
Provision for
 loss on
 properties......               --                  (577,405)
Lease Termination
 income (loss)...               --                   (45,150)
Gain on
 securitization..               --                 3,018,268
Provision for
 federal income
 taxes...........        (6,316,081)(o)                  --
                       ---------------------- ------------------
Net earnings.....      $ (3,322,373)             $62,984,078
                       ====================== ==================
Other Data:
Weighted average
 number of shares
 of common stock
 outstanding
 during period...               --               130,673,371 (p)
Total properties
 owned at end of
 period..........               --                       978
Funds from
 operations (*)..               --               $72,211,884
Total cash
 distributions
 declared(**)....               --               $72,211,884
Cash
 distributions
 declared per
 $10,000
 investment......               --               $       553

                                           Historical                           Combined
                                       September 30, 1998                      Historical
                       ----------------------------------------------------  --------------
Balance Sheet
 Data
Real estate
 assets, net.....      $407,663,180  $423,023,449  $       --  $        --   $  830,686,629
Mortgages/notes
 receivable......      $ 33,523,506  $  4,836,808  $       --  $173,776,981  $  212,137,295
Accounts
 receivable,
 net.............      $    575,104  $    314,049  $ 7,544,985 $  7,342,103  $   15,776,241
Investment in/due
 from joint
 ventures........      $    631,374  $ 50,429,925          --           --   $   51,061,299
Total assets.....      $566,383,967  $523,441,709  $ 8,429,809 $197,528,789  $1,295,784,274
Total
 liabilities/minority
 interest........      $ 14,478,585  $ 17,203,055  $ 5,049,152 $185,998,045  $  222,728,837
Total equity.....      $551,905,382  $506,238,654  $ 3,380,657 $ 11,530,744  $1,073,055,437

                                       Pro forma
                                  September 30, 1998
                       -----------------------------------------
Balance Sheet
 Data
Real estate
 assets, net.....       143,027,768 (q)(r)    $  973,714,397
Mortgages/notes
 receivable......           849,195 (q)       $  212,986,490
Accounts
 receivable,
 net.............        (8,795,102)(s)       $    6,981,139
Investment in/due
 from joint
 ventures........        13,158,851 (q)       $   64,220,150
Total assets.....       122,165,505           $1,417,949,779
Total
 liabilities/minority
 interest........       (11,954,756)(q)(s)(t) $  210,774,081
Total equity.....       134,120,261 (q)(t)    $1,207,175,698

-------
(*) For the definition of "funds from operations," see footnote 3 on page 27. (**) Cash distributions for the year ended December 31, 1997 include additional amounts earned in 1997, but declared payable in the first quarter of 1998. Cash distributions for the nine months ended September 30, 1998 include special distributions of net sales proceeds received from the sale of properties.

  (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and
      2) properties
     that were developed by APF from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period.)

       Rental and earned income on Property Transactions by APF.... $9,635,208
       Rental and earned income on Property Transactions by CNL
        XVIII......................................................    112,185
                                                                    ----------
                                                                    $9,747,393
                                                                    ==========

  (b) Represents $836,671 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Funds as if the leases had been acquired on January 1, 1997.

  (c) Represents the elimination of intercompany fees between APF, the Funds, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees.......................................... $ (1,569,202)
       Secured equipment lease fee...............................      (44,424)
       Advisory fees.............................................   (1,932,795)
       Reimbursement of administrative costs.....................     (627,662)
       Acquisition fees..........................................  (15,757,119)
       Underwriting fees.........................................     (254,945)
       Administrative fees.......................................     (148,493)
       Executive fee.............................................     (310,000)
       Guarantee fees............................................      (93,750)
       Servicing fee.............................................   (1,014,117)
       Development fees..........................................     (166,876)
       Consulting fee............................................       (1,511)
                                                                  ------------
         Total................................................... $(21,920,894)
                                                                  ============

  (d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

  (e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

  (f) Represents the elimination of intercompany expenses paid between APF, the Funds, the Advisor and the CNL Restaurant Financial Services Group.

       Reimbursement of administrative costs...................... $  (627,662)
       Servicing fee..............................................  (1,014,117)
                                                                   -----------
                                                                   $(1,641,779)
                                                                   ===========

  (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by APF were subject to capitalization during the entire period and 2) costs relating to properties not developed by APF were subject to capitalization up through the time that EITF 97-11 became effective.

       General and administrative costs........................... $(1,415,100)

  (h) Represents savings of $571,595 in professional services and administrative expenses resulting from reporting on one combined company versus 22 separate entities.

  (i) Represents the elimination of fees between APF, the Funds, the Advisor and the CNL Restaurant Financial Services Group:

       Advisory fees............................................... $(1,932,795)
       Administrative fees.........................................    (148,493)
       Executive fee...............................................    (310,000)
       Guarantee fees..............................................     (93,750)
                                                                    -----------
                                                                    $(2,485,038)
                                                                    ===========

  (j) Represents additional state taxes of $601,369 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the Funds had operated under a REIT structure.

  (k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (q) from acquiring the Fund portfolios using the straight-line method over the estimated useful lives of generally 30 years.

       Depreciation expense.......................................... $2,870,103

  (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote 2 to the Unaudited Pro Forma Financial Statements attached to this Consent Solicitation.

       Amortization of goodwill..................................... $1,488,633

  (m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in note (d) on page 35.

       Interest expense............................................... $(68,670)

  (n) Represents the elimination of fees paid to affiliates for fees incurred between APF, the Funds, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees............................................ $(1,569,202)
       Underwriting fees...........................................    (254,945)
       Consulting fee..............................................      (1,511)
                                                                    -----------
                                                                    $(1,825,658)
                                                                    ===========

  (o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the acquisition. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

  (p) APF Shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved the proposal to amend and restate APF's articles of incorporation to increase the number of authorized APF Shares.

  (q) Represents the payment of $7,175,000 in cash and the issuance of 72,582,500 APF Shares in consideration for the purchase of the Funds, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 using the Exchange Value of $10 per APF Share plus estimated transaction costs. The acquisitions of the Funds and the CNL Restaurant Financial Services Group have been accounted for under the purchase accounting method and goodwill was recognized to the extent that the estimated value of the consideration paid exceeded the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on APF's statement of earnings. APF will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by APF.

       Funds...................................................... $610,000,000
       Advisor....................................................   76,000,000
       CNL Restaurant Financial Services Group....................   47,000,000
                                                                   ------------
         Total Purchase Price (cash and shares)...................  733,000,000
       Less cash paid to Funds....................................   (7,175,000)
                                                                   ------------
         Share consideration......................................  725,825,000
       Transaction costs of APF...................................    8,933,000
                                                                   ------------
         Total costs ............................................. $734,758,000
                                                                   ============

    In addition, APF i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the Funds carrying value of land and building on operating leases by $92,857,763, net investment in direct financing leases by $24,117,264, investment in joint venture by $13,158,851; made downward adjustments to the carrying value of accrued rental income of $18,089,015; made downward adjustments to other assets of $4,673,130; and made downward adjustments to deferred income of $168,790 to adjust historical values to fair value, iii) recorded goodwill of $39,696,874 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $73,545,548 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114, and partners' capital balance of $506,238,654 of the Funds, Advisor and CNL Restaurant Financial Services Group.

  (r) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

  (s) Represents the elimination by the Funds of $945,723 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by APF of $1,208,000 in related party payables recorded as receivables by the Advisor.

  (t) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the acquisition of the CNL Restaurant Businesses since the acquisition agreements require that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the acquisition.

     SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

        APF, FUNDS, ADVISOR AND CNL RESTAURANT FINANCIAL SERVICES GROUP
                          Year ended December 31, 1997

                                           Historical                                          Pro Forma
                         ------------------------------------------------               ---------------------------------
                                                                  CNL
                                                              Restaurant
                                                               Financial    Combined
                                                               Services    Historical    Pro Forma             Combined
                             APF         Funds      Advisor      Group      Subtotal    Adjustments            Pro Forma
                         -----------  -----------  ---------- -----------  -----------  -----------           -----------
Operating Data
Revenues:
 Rental and earned
  income...............  $15,490,615  $51,340,020  $      --  $       --   $66,830,635  $26,343,180 (a)(b)     93,173,815
 Management fees.......          --           --    8,310,836   6,038,814   14,349,650  (12,749,188)(c)(d)      1,600,462
 Interest and other
  income...............    3,967,318    1,815,714     165,569  10,932,843   16,881,444      249,395 (e)        17,130,839
                         -----------  -----------  ---------- -----------  -----------  -----------           -----------
 Total revenue.........   19,457,933   53,155,734   8,476,405  16,971,657   98,061,729   13,843,387           111,905,116
Expenses:
 General and
  administrative.......    1,010,725    3,691,750   4,266,169   2,718,752   11,687,396   (3,372,243)(f)(g)(h)   8,315,153
 Advisory fees.........      804,879      263,766         --    1,802,532    2,871,177   (2,871,177)(i)               --
 State taxes...........      251,358      234,022      12,084       2,894      500,358      110,893 (j)           611,251
 Depreciation and
  amortization.........    1,795,062    6,066,059      66,583     992,538    8,920,242    7,094,549 (k)(l)     16,014,791
 Interest expense......          --           --      162,153   8,503,315    8,665,468      (81,594)(m)         8,583,874
 Paid to affiliates....          --           --      151,041     594,041      745,082     (745,082)(n)               --
                         -----------  -----------  ---------- -----------  -----------  -----------           -----------
 Total expenses........    3,862,024   10,255,597   4,658,030  14,614,072   33,389,723      135,346            33,525,069
                         -----------  -----------  ---------- -----------  -----------  -----------           -----------
Net earnings before
 income taxes..........   15,595,909   42,900,137   3,818,375   2,357,585   64,672,006   13,708,041            78,380,047
Equity in earnings of
 joint
 ventures/minority
 interests.............      (31,453)   3,678,871         --     (126,627)   3,520,791          --              3,520,791
Gain on sales of
 properties............          --     4,224,500         --          --     4,224,500          --              4,224,500
Provision for loss on
 properties............          --      (665,574)        --          --      (665,574)         --               (665,574)
Other Income...........          --       214,000         --          --       214,000          --                214,000
Gain on
 securitization........                                   --          --           --           --                    --
Provision for federal
 income taxes..........          --           --    1,508,258     954,348    2,462,606   (2,462,606)(o)               --
                         -----------  -----------  ---------- -----------  -----------  -----------           -----------
 Net earnings..........  $15,564,456  $50,351,934  $2,310,117 $ 1,276,610  $69,503,117   16,170,647            85,673,764
                         ===========  ===========  ========== ===========  ===========  ===========           ===========
Other Data
Weighted average number
 of shares of common
 stock outstanding
 during period.........   23,423,868          N/A         N/A         N/A          N/A          N/A           131,446,067(p)
Total properties owned
 at end of period......          244          689         N/A         N/A          N/A          N/A                   933
Funds from operations
 (*)...................  $17,732,888  $53,497,919         N/A         N/A          N/A          N/A           $96,053,362
Total cash
 distributions
 declared(**)..........  $16,854,297  $52,492,839         N/A         N/A          N/A                        $96,053,362
Cash Distributions
 declared per $10,000
 investment............  $       745  $       871         N/A         N/A          N/A                        $       731

-------
(*) For the definition of "funds from operations," see footnote 3 on page 27. (**) Cash distributions for the year ended December 31, 1997 include additional amounts earned in 1997, but declared payable in the first quarter of 1998.

(a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and 2) properties that were developed by APF from January 1, 1997 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

       Rental and earned income on Property Transactions by APF... $24,048,982
       Rental and earned income on Property Transactions by CNL
        XVIII.....................................................   1,232,511
                                                                   -----------
                                                                   $25,281,493
                                                                   ===========

(b) Represents $1,061,687 in accrued rental income resulting from the recalculation of the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Funds as if the leases had been acquired on January 1, 1997.

(c) Represents the elimination of intercompany fees between APF, the Funds, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees.......................................... $   (594,041)
       Secured equipment lease fee...............................     (375,219)
       Advisory fees.............................................   (2,039,446)
       Reimbursement of administrative costs.....................     (439,377)
       Acquisition fees..........................................   (4,337,634)
       Underwriting fees.........................................     (151,041)
       Administrative fees.......................................     (269,231)
       Executive fee.............................................     (250,000)
       Guarantee fees............................................     (312,500)
       Arrangement fees..........................................     (350,000)
       Servicing fee.............................................     (598,988)
       Development fees..........................................     (369,570)
                                                                  ------------
         Total................................................... $(10,087,047)
                                                                  ============

(d) Represents the deferral of $2,662,141 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

(e) Represents (i) the elimination of interest income of $1,931,331 earned during the year ended December 31, 1997 assuming all monies raised during 1997 and all cash held on January 1, 1997 was used to effect the Acquisition on January 1, 1997, (ii) interest income of $2,047,619 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and (iii) recognition of $133,107 of origination fees collected during the year ended December 31, 1997 which were deferred in (d) and are being amortized and recorded as interest income.

(f) Represents the elimination of intercompany expenses paid between APF, the Funds, the Advisor and the CNL Restaurant Financial Services Group.

       Reimbursement of administrative costs...................... $  (439,377)
       Servicing fee..............................................    (598,988)
                                                                   -----------
                                                                   $(1,038,365)
                                                                   ===========

(g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by APF were subject to capitalization during the entire period and 2) costs relating to properties not developed by APF were subject to capitalization up through the time that EITF 97-11 became effective.

       General and administrative costs........................... $(1,619,238)

(h) Represents savings of $714,640 in professional services and administrative expenses resulting from reporting on one combined entity versus 22 separate entities.

(i) Represents the elimination of fees between APF, the Funds, the Advisor and the CNL Restaurant Financial Services Group:

       Advisory fees............................................... $(2,039,446)
       Administrative fees.........................................    (269,231)
       Executive fee...............................................    (250,000)
       Guarantee fees..............................................    (312,500)
                                                                    -----------
                                                                    $(2,871,177)
                                                                    ===========

(j) Represents additional state taxes of $110,893 resulting from assuming that acquisitions from January 1, 1997 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the Funds had operated under a REIT structure.

(k) Represents increase in depreciation of the building portion of the properties acquired from January 1, 1997 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) to the Notes to the Pro Forma Financial Statements attached to this Consent Solicitation from acquiring the Funds' portfolios using the straight-line method over the estimated useful lives of generally 30 years.

       Depreciation expense.......................................... $5,109,705

(l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (2) of the Notes to the Pro Forma Financial Statements attached to this Consent Solicitation.

       Amortization of goodwill..................................... $1,984,844

(m) Represents elimination of yearly amortization of arrangement fees of $350,000 capitalized as deferred costs and amortized as interest expense and the capitalization of interest expense during the period that properties were under development.

       Amortization of arrangement fees.............................. $(24,144)
       Capitalization of interest during development period..........  (57,450)
                                                                      --------
                                                                      $(81,594)
                                                                      ========

(n) Represents the elimination of fees paid to affiliates for fees incurred between APF, the Funds, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees.............................................. $(594,041)
       Underwriting fees.............................................  (151,041)
                                                                      ---------
                                                                      $(745,082)
                                                                      =========

(o) Represents the elimination of $2,462,606 in the provision for income taxes as a result of the acquisition of the CNL Restaurant Businesses. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

(p) APF Shares issued during the period were assumed to have been issued and outstanding as of January 1, 1997. For purposes of the pro forma financial statement, it is assumed that the stockholders approved the proposal to amend and restate APF's articles of incorporation increase the number of authorized common shares of APF.

                                  RISK FACTORS

   Before you decide how to vote on the Acquisition, you should be aware that there are various risks involved in the Acquisition, including those described below. In addition to the other information included in this Consent Solicitation, you should carefully consider the following risk factors in determining whether to vote in favor of the Acquisition.

   We also caution you that this Consent Solicitation contains forward looking statements. Such statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. Although we believe that APF's expectations reflected in such forward-looking statements are based on reasonable assumptions, such expectations may not prove to be correct. Important factors that could cause such actual results to differ materially from the expectations reflected in these forward-looking statements include those set forth below, as well as general economic, business and market conditions, changes in federal and local laws and regulations, costs or difficulties relating to the Acquisition and related transactions and increased competitive pressures.

         Risk Factors Related to APF and Resulting from the Acquisition

 Investment Risks

Uncertainty Regarding the Exchange Value and Trading Price of APF Shares Following Listing

   There has been no prior market for the APF Shares, and it is possible that the APF Shares will trade at prices substantially below the Exchange Value or the historical per share book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Funds who become APF stockholders as a result of the Acquisition, will have transformed their investment in non-tradable Units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares is relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at amounts substantially less than the Exchange Value as a result of increased selling activity following issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

Conflicts of Interest in the Acquisition; Substantial Benefits to Related
Parties

   There are certain conflicts of interest inherent in the structure of the Acquisition. We, James M. Seneff, Jr. and Robert A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty Corp, an entity whose sole stockholders are Messrs. Seneff and Bourne, are the three general partners of the Funds. As Board members of APF, Messrs. Seneff and Bourne have an interest in the completion of the Acquisition that may or may not be aligned with your interests as the Limited Partners of the Funds or with their own positions as the general partners of the Funds. Assuming all of the Funds are acquired in the Acquisition, we will receive an estimated aggregate of 273,499 APF Shares. For information on the number of APF Shares to be paid to us if your Fund is acquired, please see the Supplement relating to that Fund accompanying this Consent Solicitation. In the event that one or more Funds is not acquired, however, we, as the general partners of the Funds, may be required to pay all or a substantial portion of the Acquisition costs allocated to such Funds to the extent that you or other Limited Partners of your Fund vote against the Acquisition. When you consider the recommendation of Messrs. Seneff and Bourne, as the individual general partners of your Fund, keep in mind that their interests may differ significantly from your interests with respect to certain matters.

Dilution of Existing Stockholders in Public Offering

   Concurrently with or shortly after the Acquisition, APF intends to engage in an underwritten public offering of APF Shares, if market conditions permit. This future sale of APF shares could adversely affect the market price of the APF Shares. Based on the number of APF Shares outstanding at January 31, 1999 and assuming APF had acquired the CNL Restaurant Businesses as of that date, if all of the Funds are acquired by APF, APF will have 147,279,427 APF Shares outstanding (net of expenses to be paid by the Funds in the Acquisition in the form of a reduction in the number of APF Shares paid to each Fund). Of such outstanding shares 134,979,427 will be freely tradable in the open market.

Majority Vote of Limited Partners of Funds Binds all Limited Partners

   Each Fund will be acquired by APF if the Limited Partners of that Fund who hold a majority in interest of the outstanding Units vote in favor of the Acquisition. Such approval will bind all of the Limited Partners in the Fund, including you or any other Limited Partners who voted against or abstained from voting with respect to the Acquisition.

Partners Have No Cash Appraisal Rights and May Elect to Receive Cash and Notes

   If your Fund approves the Acquisition and you have voted "Against" it, and you do not wish to receive APF Shares, you will have the right to receive instead, as your portion of the consideration received by your Fund (and subject to your compliance with certain procedures), a combination of 10% cash and 90% Notes. The amount of cash and Notes you will receive will be based upon the proceeds you would receive as determined by Valuation Associates in an orderly liquidation of your Fund over a 12-month period in accordance with the terms of your Fund's partnership agreement. There likely will be no public market for the Notes, and, therefore, they may sell at prices substantially below their issuance price. As a holder of Notes, you are likely to receive the full face amount of the Notes only if you hold the Notes to maturity, which is approximately seven years after the Acquisition, if APF chooses to repay the Notes prior to the maturity date, or to the extent that APF is required to prepay the Notes in accordance with their terms. Because the Notes are unsecured obligations of APF, they will be subordinate to all secured debt of APF. To illustrate what this means, if you assume that the Acquisition and the acquisition of the CNL Restaurant Businesses had been consummated on September 30, 1998 and that all of the Funds were acquired, then as of that date, APF would have had aggregate consolidated secured liabilities of approximately $150.5 million which APF would have to repay before repaying the Notes.

Uncertainties at the Time of Voting on Size of APF after Acquisition

   Although APF is currently an operating company which owns an interest in 816 restaurant properties, at the time that you and the other Limited Partners are asked to vote on the Acquisition, there will be several uncertainties in the transaction that will preclude you from making a complete evaluation of it, most importantly, which Funds will approve the Acquisition and be acquired by APF, and thus, which restaurant properties will be acquired by APF (which will affect the post-Acquisition size and scope of APF).

Fundamental Change in Nature of Investment

   The Acquisition involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in one or more Funds, each of which has a fixed portfolio of restaurant properties in which you participate in the profits from the rental of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple-net basis (assuming all Funds were acquired as of September 30, 1998) 978 restaurant properties. The risks inherent in investing in an operating company such as APF include that APF may invest in new restaurant properties that are not as profitable as APF anticipated, may incur substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and may make mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay. These risks are more fully discussed below under "--Real Estate/Business Risks."

   As an APF stockholder, you will receive the benefits of your investment through (i) dividend distributions, and (ii) increases in the value of your APF Shares. In addition, your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale or refinancing of the Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds from restaurant properties. Continuation of your Fund would, on the other hand, permit you eventually to receive liquidation proceeds, if any, from the sale of the Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares (or from the combination of cash paid to and payments on any Notes if you elect the Cash/Notes Option). An investment in APF may not outperform your investment in a Fund.

Dependence on Major Tenants

   Foodmaker, Inc. accounted for 10% or more of APF's rental, earned and interest income for the nine months ended September 30, 1998. Assuming APF had acquired all of the Funds and the CNL Restaurant Businesses, such tenant would have accounted for 10.02% and Golden Corral Corporation would have accounted for 12.70% of APF's combined historical rental, earned and interest income for the nine months ended September 30, 1998. If either tenant were to default on its lease obligations or declare bankruptcy, APF may have significantly reduced rental, earned and interest income until it could lease the restaurant property or properties to a new tenant or tenants. Additionally, in October 1998, tenants of 44 Boston Market restaurant properties of APF and all of the Funds filed voluntary petitions for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. To date, the tenants have closed 19 of these restaurant properties. For the nine months ended September 30, 1998 and assuming the Acquisition of all the Funds, Boston Market restaurant properties represented approximately 6.5% of APF's total rental, earned and interest income. In June 1998, the tenant of 36 Long John Silver's restaurant properties of the Funds filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. To date, the tenant has closed 16 of these restaurant properties. For the nine months ended September 30, 1998 and assuming the Acquisition of all the Funds, Long John Silver's restaurant properties represented 3.2% of APF's total rental, earned and interest income.

Risks Involved in Hedging Transactions

   The CNL Restaurant Financial Services Group has invested, and APF will continue to invest in derivative financial securities and instruments for the sole purpose of providing protection against fluctuations in interest rates. From the time that APF's fixed rate loans are originated until the time that they are sold through a securitization transaction, APF will hedge against fluctuations in interest rates through the use of derivative financial instruments. At September 30, 1998, the CNL Financial Services Group had outstanding interest rate swap contracts aggregating $133.6 million in notional amount. Based on prevailing interest rates, the CNL Financial Services Group would have paid approximately $8.5 million if it had terminated the swap contracts at September 30, 1998. APF intends to terminate these agreements upon securitization of the fixed-rate mortgage loans, at which time both the gain or loss on the securitization and the gain or loss on the hedge will be measured and recognized.

Effect of Interest Rate Fluctuations on Price of APF Shares

   Like the Funds, APF owns restaurant properties that are subject to long-term, triple-net leases. APF also makes mortgage loans on restaurant properties, typically at fixed rates of interest. Accordingly, the public valuation of APF Shares will likely be based on the earnings derived by APF from rental and mortgage income with respect to the restaurant properties and not from the underlying appraised value of the restaurant properties themselves. Assuming APF maintains its current level of debt for acquiring future restaurant properties, the expected distribution rate per APF Share will be 8.8% (assuming a $10.00 per APF Share price based on the Exchange Value, the annualized dividend per year is expected to be $0.88 per APF Share). As a result, interest rate fluctuations can effect the value of your APF Shares, assuming there is an active trading market in the APF Shares. For instance, if interest rates are greater than the percentage return you receive on an APF Share, the price of an APF Share will likely decrease because potential investors may not be willing to invest in APF Shares that would yield less than the market rates on interest-bearing securities, such as bonds.

Limited Liability of Officers and Directors of APF

   As a stockholder of APF, you will have different rights and remedies against APF, its officers and directors than you have against us, as the general partners of your Fund. The Articles of Incorporation and Bylaws of APF provide that an officer's or director's liability to APF, its stockholders or third parties for monetary damages may be limited. Under the Articles and Bylaws, APF generally is obligated to indemnify its officers and directors against certain liabilities that may be incurred in connection with their service to APF. This indemnification could limit the legal remedies available to APF, to you and to other stockholders of APF after the Acquisition against any officers or directors of APF.

 Real Estate/Business Risks

Risk of Default on Mortgage Loans and Market Risks associated with
Securitizations

   In its acquisition of the CNL Restaurant Businesses, APF acquired the CNL Restaurant Financial Services Group, which consisted of two affiliated entities, CNL Financial Services, Inc. and CNL Financial Corp. Prior to its acquisition, this group made mortgage loans to operators of national and regional restaurant chains comparable to those who are currently tenants of APF. The CNL Restaurant Financial Services Group has previously "securitized" one portfolio of mortgage loans by contributing them to a trust which subsequently issued trust certificates representing beneficial ownership interests in the pool of mortgage loans. The CNL Restaurant Financial Services Group ultimately received the net proceeds paid to the trust from the sale of the trust certificates. APF now oversees these lending and securitization operations. APF's experience with direct oversight of such mortgage financing is limited, and we cannot be sure that APF will be able to integrate successfully the lending and securitization operations into its business.

   APF will be subject to certain risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default.

   In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions, interest rate fluctuations and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize (thereby remaining exposed to the related credit and repayment risks on such mortgage loans) and seek a different source for funding its operations than securitizations.

   APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would expect to retain a residual-interest security and retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

   APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

Risks Associated with Leverage

   In addition to the issuance of APF Shares or the sale of units of the Operating Partnership, APF has funded and intends to continue to fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. At the time of the consummation of the Acquisition, as a general policy, APF's Board of Directors allowed APF to borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's funds from operations and its ability to make required distributions to its stockholders.

Acquisition and Development Risks

   APF plans to pursue its growth strategy through the acquisition and development of additional restaurant properties. To the extent that APF does pursue this growth strategy, we do not know that it will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

Uncertainties Related to Future Property Purchases

   Although APF does have specified criteria for evaluating new restaurant properties, because such properties have not yet been identified, it is not possible to provide you with information to evaluate the merits of the restaurant properties in which APF intends to invest in the near future. You also will not have the ability as a stockholder or noteholder of APF to approve or disapprove of APF's investments. As APF acquires or develops new restaurant properties or makes mortgage loans with respect to restaurant properties, we cannot be sure that it will be able to buy these properties on financially attractive terms, or that all of the restaurant property leases or mortgages made by APF will be profitable.

 Tax Risks

Failure of APF to Qualify as a REIT for Tax Purposes

   APF's management believes that it operates in a manner that enables APF to meet the requirements for qualification as a REIT for federal income tax purposes and will continue to operate in this manner. A REIT generally is not subject to federal taxes at the corporate level on income it distributes to its stockholders, as long as it distributes at least 95% of its taxable income to its stockholders annually. In addition, the REIT must meet certain asset tests at the end of each calendar quarter. APF has not requested, and does not plan to request, a ruling from the Internal Revenue Service, or IRS, that it qualifies as a REIT. It has received an opinion, however, from its tax counsel, Shaw Pittman Potts & Trowbridge, that it has met the requirements for qualification as a REIT for its taxable years ended through 1998 and that it is in a position to continue such qualification. Shaw Pittman's opinion is based upon representations made by APF regarding relevant factual matters, upon existing Code provisions, applicable regulations issued under the Code, and reported administrative and judicial interpretations of the Code and regulations, upon Shaw Pittman's review of relevant documents and upon the assumption that APF will operate in the manner described in this Consent Solicitation.

   You should be aware, however, that opinions of counsel are not binding on the IRS or on any court. Furthermore, the conclusions stated in the opinions are conditioned on, and APF's continued qualification as a REIT will depend on, APF's management meeting various requirements which are discussed in more detail under the heading "Federal Income Tax Considerations--Taxation of APF" beginning on page .

   If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to the federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

   The amount of income taxes payable by you and other Limited Partners as a result of the Acquisition may exceed the amount of cash received by you in connection with the Acquisition if you elect the Cash/Notes Option.

Risks Relating to Lease of Restaurant Properties

   APF's tax counsel, Shaw Pittman, is of the opinion, based upon certain assumptions, that the majority of leases of restaurant properties where APF owns the underlying land constitute leases for federal income tax purposes. However, with respect to the restaurant properties where APF does not own the underlying land, Shaw Pittman is unable to render such an opinion. If the lease of a restaurant property does not constitute a lease for federal income tax purposes, it will be treated as a financing arrangement. In the opinion of Shaw Pittman, the income derived from such a financing arrangement would satisfy the 75% and the 95% gross income tests for REIT qualification because it would be considered to be interest on a loan secured by real property. Nevertheless, the recharacterization of a lease in this fashion may have adverse tax consequences for APF, in particular that APF would not be entitled to claim depreciation deductions with respect to such restaurant property (although APF would be entitled to treat part of the payments it receives under the arrangement as the repayment of principal). In such event, in certain taxable years, APF's taxable income, and the corresponding obligation to distribute 95% of such taxable income, would be increased. Any increase in APF's distribution requirements may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans.

Risks Associated with Loans Secured by Personal Property

   In order to qualify as a REIT, at least 75% of the value of APF's assets must consist of investments in real estate, investments in other REITs, cash and cash equivalents and government securities ("Qualified Real Estate Assets"). For federal income tax purposes, APF's secured equipment leases would not be considered Qualified Real Estate Assets. Therefore, the value of the secured equipment leases, together with any other property that is not considered a Qualified Real Estate Asset, must represent, in the aggregate, less than 25% of the value of APF's total assets.

   In addition, APF may not own securities in, or make loans to, any one company (other than a REIT) which have, in the aggregate, a value in excess of 5% of the value of APF's total assets. For federal income tax purposes, the secured equipment leases would be considered loans, and the value of the secured equipment leases entered into with any particular tenant under a lease or borrower under a mortgage loan must not represent in excess of 5% of the value of APF's total assets.

   The 25% and 5% tests are determined at the end of each calendar quarter. If at the end of any calendar quarter (plus a 30-day cure period), APF fails to satisfy either test, it will cease to qualify as a REIT.

Risks Associated with Distribution Requirements

   Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to make sufficient distributions and maintain its status as a REIT.

Limitations on Share Ownership

   For the purposes of protecting its REIT status, APF's Amended and Restated Articles of Incorporation limit the ownership by any single stockholder (other than James M. Seneff, Jr.) of any class of APF capital stock, including APF Shares, to 7.5% of the outstanding shares of such class. The Articles also prohibit anyone from buying shares if the purchase would result in APF losing its REIT status. For example, APF would lose its REIT status if it had fewer than 100 different stockholders or if five or fewer stockholders, applying certain broad attribution rules of the Code, owned 50% or more of the APF Shares. These restrictions may discourage a change in control of APF, deter any attractive tender offers for APF Shares or limit the opportunity for you or other stockholders to receive a premium for your APF Shares.

Other Tax Liabilities

   Even if APF qualifies as a REIT, it may be subject to certain federal, state and local taxes on its income and property that could reduce its operating cash flow and distributable funds.

Changes in Tax Law

   APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans.

                 Risk Factors Related to Restaurant Properties

   If your Fund approves the Acquisition, you and the other Limited Partners will be subject to the risks described above, to which you are not currently exposed as a Limited Partner of your Fund. The following risk factors describe the risks to which you, as a Limited Partner in a Fund, are already exposed, and to which you will continue to be exposed if your Fund approves the Acquisition.

 Real Estate Risks

Lack of Control of Restaurant Property Management

   APF leases, and will continue to lease, its restaurant properties pursuant to triple-net leases. These leases essentially provide, with a few exceptions, that the management of the restaurant properties is the responsibility of the tenants, not of APF. APF aims to enter into leases with tenants who have experience in the restaurant industry in order to avoid poor management of the restaurant properties. Nevertheless, we cannot be sure that APF's existing or any future tenants will properly manage the restaurant properties in order to maintain their value.

Expiration of Leases

   The leases of APF's existing restaurant properties expire on dates ranging from 2002 to 2022. Upon the expiration of a lease, APF may not be able to re-lease the related restaurant property at a comparable lease rate or without incurring additional expenses.

Risks Related to Tenant Repurchase Rights and Rights of First Offer

   A number of the leases of the restaurant properties give the tenant the right to purchase the restaurant property from APF under certain conditions. This right to purchase may prevent APF from completely controlling the sale of those restaurant properties. Additionally, a number of the leases give the tenants of the restaurant properties the right to purchase the related restaurant property from APF on the same terms as an offer from a third party. Thus, in certain instances, even if APF receives an offer to purchase a restaurant property from an independent third party, it may not be able to sell the restaurant property freely without first offering the property to the tenant. This "right of first offer" presents another restriction on APF's control over the disposition of the restaurant properties.

Risks of Real Property Investments

   Like your investment in the Funds, if you become a stockholder in APF, your investment will be subject to the risks of investing in real property. In general, a downturn in the national or local economy, changes in the zoning or tax laws or the availability of financing could affect the performance and value of the restaurant properties. In particular, since APF leases properties on which restaurant chains operate, you should be aware that several factors relating to the restaurant business could affect the value of such properties and the ability of the tenants to pay their rent. For instance, the increased costs of food products, increased costs of labor or a labor shortage, fuel shortages, quality of restaurant management, limited alternative uses for the buildings on the restaurant properties and changing consumer habits could all adversely affect the restaurant properties. Also, because real estate is relatively illiquid, APF may not be able to respond promptly to adverse economic or other conditions by varying its real estate holdings.

Risk of Environmental Liabilities

   Various federal, state and local laws subject property owners or operators to liability for the costs of removal or remediation of certain hazardous substances on a property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of hazardous substances. The presence of, or the failure to properly remediate hazardous substances may adversely affect the ability of tenants to operate restaurant chains and may hinder APF's ability to borrow against contaminated properties. Also, the presence of hazardous wastes on a property could result in personal injury or similar claims by private plaintiffs. We cannot be sure that future laws or regulations will not impose an unanticipated material environmental liability on any of the restaurant properties or that the tenants of the restaurant properties will not affect the environmental condition of the restaurant properties.

   The costs of complying with these environmental laws for APF's restaurant properties may adversely affect APF's operating costs and the value of the restaurant properties. In order to comply with the various environmental laws, APF has obtained satisfactory Phase I environmental site assessments or has environmental insurance in place for all of the restaurant properties owned by APF, and APF intends to do the same for all restaurant properties that it purchases in and following the Acquisition.

 Restaurant Industry Risks

Risks Relating to Trends in the Restaurant Industry

   The restaurant chains operated on the restaurant properties are generally within the fast-food, family-style or casual dining segments of the restaurant industry. Whether or not fast-food, family-style or casual dining restaurants are successful will depend largely on the restaurant operators' ability to adapt to trends in the restaurant industry, including greater competition among restaurants, the consolidation of fast-food chains, industry overbuilding, dining patterns, the introduction of new concepts and menu items, the availability of labor and general economic conditions. The success of a particular restaurant chain may affect the income that APF derives from its restaurant properties.

Risks Resulting from Competition

   APF will compete with other entities for the acquisition of restaurant sites and completed restaurants. The restaurant business itself is highly competitive, and any restaurant operated on a restaurant property will compete with other restaurants in the area. The success of the tenants operating the restaurants on the restaurant properties will directly affect how much percentage rent, in excess of the base rent, APF receives.

                 BACKGROUND OF AND REASONS FOR THE ACQUISITION

Background of the Funds

   Formation of the Funds. During the latter half of the 1980s and through the mid 1990s, we sponsored 18 Florida limited partnerships formed to acquire restaurant properties triple-net leased to restaurant chains. The Funds raised capital of $615 million in 18 registered public offerings and as of September 30, 1998 had more than 43,000 limited partners.

   The table below sets forth the number of restaurant properties owned, capital raised and distributions made, by each of the Funds since such Fund's inception through the quarter ending September 30, 1998:

                                                                                                  Total of
                                                                  Total                         Distributions
                                                              Distributions      Estimated      and Estimated
                                                                    to            Value of          Value
                                                             Limited Partners  APF Shares per   of APF Shares  Date of Last
                        Total                    Aggregate     Per Average    Average $10,000    Combined per   Admission
                      Number of                Distributions $10,000 Limited  Original Limited Average $10,000 of Original
                      Properties Total Capital  to Limited   Partner Original     Partner      Limited Partner   Partners
Fund                   Owned(1)     Raised       Partners       Investment     Investment(2)     Investment     (Mo./Yr.)
----                  ---------- ------------- ------------- ---------------- ---------------- --------------- ------------
CNL Income Fund,
 Ltd................      17      $15,000,000   $19,080,807      $11,156          $ 7,611          $18,767       Dec. 1986
CNL Income Fund II,
 Ltd................      38       25,000,000    27,848,255       10,956            9,466           20,422       Aug. 1987
CNL Income Fund III,
 Ltd................      28       25,000,000    26,127,387       10,273            8,237           18,510       Apr. 1988
CNL Income Fund IV,
 Ltd................      37       30,000,000    28,241,711        9,247            8,781           18,028       Dec. 1988
CNL Income Fund V,
 Ltd................      25       25,000,000    23,106,567        9,109            8,103           17,212       Jun. 1989
CNL Income Fund VI,
 Ltd. ..............      42       35,000,000    27,946,726        7,774           10,429           18,203       Jan. 1990
CNL Income Fund VII,
 Ltd. ..............      40       30,000,000    22,202,623        7,260           10,456           17,716       Aug. 1990
CNL Income Fund
 VIII, Ltd. ........      36       35,000,000    25,047,143        6,959           11,259           18,218       Mar. 1991
CNL Income Fund IX,
 Ltd. ..............      41       35,000,000    22,273,090        6,227           10,356           16,583      Sept. 1991
CNL Income Fund X,
 Ltd. ..............      48       40,000,000    23,743,142        5,743           10,391           16,134       Apr. 1992
CNL Income Fund XI,
 Ltd. ..............      39       40,000,000    21,220,128        5,162           10,759           15,921       Oct. 1992
CNL Income Fund XII,
 Ltd. ..............      49       45,000,000    21,208,791        4,697           10,400           15,097       Apr. 1993
CNL Income Fund
 XIII, Ltd. ........      47       40,000,000    16,878,406        4,237            9,594           13,831      Sept. 1993
CNL Income Fund XIV,
 Ltd. ..............      56       45,000,000    16,920,319        3,747            9,468           13,215       Mar. 1994
CNL Income Fund XV,
 Ltd. ..............      50       40,000,000    13,165,947        3,401            9,222           12,623      Sept. 1994
CNL Income Fund XVI,
 Ltd. ..............      44       45,000,000    12,523,018        2,934            9,488           12,422       Jul. 1995
CNL Income Fund
 XVII, Ltd. ........      28       30,000,000     5,282,464        1,993            9,930           11,923       Oct. 1996
CNL Income Fund
 XVIII, Ltd. .......      24       35,000,000     3,326,495        1,245            9,315           10,560       Feb. 1998

--------
(1) Includes restaurant properties owned through joint ventures or as tenants in common with affiliates of the Funds.
(2) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be at prices significantly below the Exchange Value.

Investment Objectives of Funds

   For CNL Income Fund, Ltd. through CNL Income Fund VI, Ltd., the primary investment objectives were to preserve and protect Fund capital, while providing:

  . the potential for increased income and protection against inflation through participation in the growth and sales of certain fast-food restaurant properties;

  . the potential for capital appreciation through real estate ownership; and

  . partially tax-sheltered cash distributions commencing in the initial year of operation.

   For CNL Income Fund VII, Ltd. through CNL Income Fund XVIII, Ltd., the primary investment objectives were to preserve and protect Fund capital, while providing:

  . cash distributions in the initial year of each Fund's operations in amounts that exceed current taxable income (due to the fact that depreciation deductions attributable to the restaurant properties reduce taxable income even though depreciation is not a cash expenditure);

  . an anticipated minimum level of income through the long-term rental of restaurant properties to operators of national and regional restaurant chains;

  . percentage rent payments and, typically, automatic increases in the minimum annual rent; and

  . capital appreciation through the potential increase in the value of the restaurant properties.

   Substantially all of the net proceeds from the offerings of the Units have been invested in real estate, except for amounts used as working capital. We believe that each Fund, including yours, has met its objectives of providing you and the other Limited Partners with increasing cash distributions from operations and preserving capital. We have not, however, previously sought to meet the Funds' investment objective of liquidating on favorable terms.

   With respect to each Fund, we have set forth in the following table the age of the Fund relative to (i) the original term of the Fund as set forth in the applicable partnership agreement and (ii) the anticipated remaining holding period of the Fund's investments as set forth in the original offering materials.

                                                                      Years
                                                        Original   Remaining in
                                                       Anticipated   Original
                             Legal Life of Partnership   Holding   Anticipated
                                 Fund        Formed      Period      Holding
Fund                            (Years)     (Mo./Yr.)    (Years)      Period
----                         ------------- ----------- ----------- ------------
CNL Income Fund, Ltd. .....        40       Nov. 1985    7 to 15       0-1
CNL Income Fund II, Ltd. ..        40       Nov. 1986    7 to 15       0-2
CNL Income Fund III,
 Ltd. .....................        30       Jun. 1987    7 to 15       0-3
CNL Income Fund IV, Ltd. ..        30       Nov. 1987    7 to 15       0-3
CNL Income Fund V, Ltd. ...        30       Aug. 1988    7 to 12       0-1
CNL Income Fund VI, Ltd. ..        30       Aug. 1988    7 to 12       0-1
CNL Income Fund VII,
 Ltd. .....................        30       Aug. 1989    7 to 12       0-2
CNL Income Fund VIII,
 Ltd. .....................        30       Aug. 1989    7 to 12       0-2
CNL Income Fund IX, Ltd. ..        30       Apr. 1990    7 to 12       0-3
CNL Income Fund X, Ltd. ...        30       Apr. 1990    7 to 12       0-3
CNL Income Fund XI, Ltd. ..        40       Aug. 1991    7 to 12       0-4
CNL Income Fund XII,
 Ltd. .....................        40       Aug. 1991    7 to 12       0-4
CNL Income Fund XIII,
 Ltd. .....................        39      Sept. 1992    7 to 12       0-5
CNL Income Fund XIV,
 Ltd. .....................        39      Sept. 1992    7 to 12       0-5
CNL Income Fund XV, Ltd. ..        38      Sept. 1993    7 to 12       1-6
CNL Income Fund XVI,
 Ltd. .....................        38      Sept. 1993    7 to 12       1-6
CNL Income Fund XVII,
 Ltd. .....................        30       Feb. 1995    7 to 12       3-8
CNL Income Fund XVIII,
 Ltd. .....................        30       Feb. 1995    7 to 12       3-8

Our Efforts to Liquidate the Funds

   Because, at their inception, we expected your Fund and the other Funds to hold their investments for a number of years after their formation, we, as the general partners of the Funds, did not make any efforts to sell the restaurant properties in the early years of the Funds' existence. Instead, we concentrated our initial efforts on making suitable investments for the Funds, consistent with the Funds' investment policies and restrictions, and managing the restaurant properties efficiently in order to maximize the cash flow from the restaurant properties. As the contemplated period for liquidation of the restaurant properties approached, we began to explore the feasibility of selling the restaurant properties.

   Since 1995, we have considered a variety of alternative approaches to liquidating certain Funds that have entered into their anticipated time frame for liquidation. Throughout this period, we also considered the possibility of selling individual restaurant properties to third parties. While some Funds have sold restaurant properties, we concluded that the process of selling the restaurant properties individually would take an extended period of time and that certain restaurant properties might be difficult to sell at fair prices. If we chose to sell the restaurant properties individually, the Funds would continue to be responsible during that process for all the costs of maintaining the Funds as public companies, including accounting and SEC reporting requirements and other administrative costs. We believe that the cost of operating the Funds over the time period necessary to sell the restaurant properties individually would ultimately reduce the net proceeds to you and the other Limited Partners.

   From May 1992 through September 30, 1998, the Funds have sold 95 restaurant properties for total consideration of approximately $76.8 million. These sales were made in connection with the exercise of tenant purchase options and other opportunities deemed by us to be advantageous for a particular Fund.

   We also considered the alternative of selling the entire portfolio of restaurant properties for a given Fund in either a bulk sale to an unaffiliated third party or in an orderly liquidation. This alternative was not pursued because we concluded that APF's offer would maximize the returns on your investment for the following reasons:

  . APF is a growing, operating company in a business substantially similar to that of the Funds, and it also provides the value-added services of mortgage financing, site selection, real estate development and asset management for operators of national and regional restaurant chains;

  . APF, through its acquisition of the Advisor, is most familiar with the characteristics of the Funds and their operations and is in the best position to value accurately each Fund's restaurant property portfolio;

  . prior to listing on the NYSE, it is APF's strategy to increase substantially the size of its portfolio of restaurant properties through acquiring portfolios of restaurant properties similar to those owned by the Funds; and

  . in our view, liquidation of the restaurant properties would be premature and could result in various adverse consequences. Specifically, we believe that (i) the liquidation valuation provided by Valuation Associates shows that the liquidation values of the Funds are lower than the value of the APF Shares, based on the Exchange Value, to be paid to the Funds in the Acquisition and (ii) an aggressive bulk sale of individual restaurant properties could result in significant discounts from appraised values while a gradual liquidation likely would involve higher administrative costs and greater uncertainty, either of which would reduce the portion of net sales proceeds available for distribution to you.

Chronology of the Acquisition

   In December 1997, APF's management, which includes Messrs. Seneff and Bourne (each a general partner of the Funds), began exploring certain strategic alternatives designed to increase APF's stockholder value.

   During the week of February 9, 1998, APF interviewed four prominent New York investment banking firms to advise APF regarding the possible implementation of one or more of the strategic alternatives.

   During the week of February 16, 1998, APF interviewed four law firms, including Shaw Pittman, to advise APF regarding the legal consequences of implementing one or more of the strategic alternatives.

   In early April 1998, APF's Board of Directors selected Shaw Pittman to represent APF in the implementation of one or more of the strategic alternatives, and APF's management narrowed the list of investment banking firms that would potentially represent APF in the implementation of any strategic alternative to two, Merrill Lynch & Co. and Salomon Smith Barney.

   On April 15, 1998, members of APF's management and representatives of Shaw Pittman met to discuss the structuring of particular strategic alternatives and the time tables necessary to implement such strategic alternatives.

   On May 4, 1998, APF's Board of Directors decided to evaluate the implementation of one or more of the strategic alternatives. In addition to the members of the Board, representatives of Shaw Pittman were present at the meeting. Upon completion of the Board's discussion, the Board established a Special Committee of the Board of Directors to consider the implementation of any strategic alternative. The Special Committee consisted of Mr. G. Richard Hostetter, Dr. Richard C. Huseman and Mr. J. Joseph Kruse, each being an independent member of APF's Board of Directors having no financial interest in the implementation of any strategic alternative.

   On May 4, 1998, the Special Committee met for the first time. In addition to the members of the Special Committee, representatives of Shaw Pittman, Merrill Lynch and Salomon Smith Barney were present at the meeting. The Special Committee heard presentations from representatives of Merrill Lynch and Salomon Smith Barney regarding their qualifications to advise the Special Committee on the merits of implementing one or more of the Strategic Alternatives, as described below. In addition to the oral presentations made by Merrill Lynch and Salomon Smith Barney, the Special Committee reviewed the written presentations prepared by the two other investment banking firms that APF's management had interviewed during the week of February 9.

   The Special Committee also determined that it was in the best interests of APF to select Merrill Lynch and Salomon Smith Barney as their financial advisors for the purposes of determining whether to implement one or more of the following strategic alternatives (the "Strategic Alternatives"):

  . continuing to operate APF in its ordinary course of business and consistent with past practice;

  . considering whether APF should be acquired by a publicly-traded or private company;

  . selling APF's entire real estate portfolio and subsequently liquidating;

  . acquiring large real estate portfolios, including the Funds and eight CNL
    Income & Growth Funds (the "Growth Funds") and other affiliated entities which have comparable properties leased on a triple net basis;

  . listing APF's stock on a national stock exchange or on an automated quotation system, and if so, when such listing should take place;

  . becoming internally advised (i) by acquiring the Advisor, (ii) by acquiring an unaffiliated third-party advisor, (iii) by hiring the current management of the Advisor or (iv) by hiring new management;

  . acquiring the CNL Restaurant Financial Services Group;

  . acquiring CNL Advisory Services, Inc., an affiliate of Advisor that performs investment advisory services;

  . acquiring CNL Restaurant Development, Inc., an affiliate of the Advisor, which provides real estate development services on behalf of the Advisor; and

  . engaging in an underwritten public offering of its common stock subject to favorable market conditions concurrently with or shortly after APF lists its stocks on an exchange or on an automated quotation system.

   On May 20, 1998, representatives of APF's management, including Mr. Bourne, Shaw Pittman, Merrill Lynch, Salomon Smith Barney and Rogers & Wells, counsel to Merrill Lynch and Salomon Smith Barney, met to discuss the various Strategic Alternatives and the time frames for implementation of any of the Strategic

Alternatives. Representatives at the meeting discussed extensively the structure of APF's potential acquisition of the Funds and the Growth Funds, with particular emphasis on the tax considerations to the limited partners of those funds. The advantages and disadvantages of three structures were discussed at length and are summarized as follows:

  . Tax-Free OP Unit Structure. This structure would involve acquiring the
    Funds and the Growth Funds by exchanging units of limited partnership interest in the Operating Partnership for units of limited partnership in the Funds and the Growth Funds. A transaction structured in this manner would be tax free to the limited partners of the Funds and the Growth Funds, and the former limited partners would become limited partners of the Operating Partnership. The units of limited partnership of the Operating Partnership would be convertible on a one-for-one basis into APF Shares.

  . Taxable Stock Structure. This structure would involve acquiring the Funds and the Growth Funds through the issuance of APF Shares. A transaction structured in this manner would be taxable to the limited partners of the Funds and the Growth Funds.

  . Tax-Free NewCo Structure. This structure would involve forming a new company and combining APF, the Funds and the Growth Funds into the new company in exchange for shares of common stock of the new company. A transaction structured in this manner could be tax free to the limited partners of the Funds and the Growth Funds but would require that, immediately following the Acquisition, the limited partners own at least 80% of the total combined voting power of all classes of APF voting stock and at least 80% of the total number of APF Shares and that APF obtain a private letter ruling from the IRS regarding the tax-free nature of the transaction.

   On June 10, 1998, the Special Committee met for the second time. In addition to the members of the Special Committee, representatives of APF management, Shaw Pittman, Merrill Lynch, Salomon Smith Barney and Rogers & Wells were present at the meeting. The primary purpose of the meeting was to obtain an update from Merrill Lynch and Salomon Smith Barney regarding their evaluation of and recommendation to implement the Strategic Alternatives.

   On July 8, 1998, the Special Committee met for the third time by telephone. In addition to the members of the Special Committee, present by telephone at the meeting were representatives of APF management, Shaw Pittman, Merrill Lynch, Salomon Smith Barney and Rogers & Wells. The primary purpose of the meeting was to obtain an update from Merrill Lynch and Salomon Smith Barney regarding their evaluation of and recommendation to implement one or more of the Strategic Alternatives. Merrill Lynch and Salomon Smith Barney stated that they would be in a position by July 17th to present their analysis and conclusions of the Strategic Alternatives to the Special Committee.

   On July 17, 1998, the Special Committee met for the fourth time. In addition to the members of the Special Committee, representatives of APF's management, including Messrs. Seneff and Bourne, Shaw Pittman, Merrill Lynch and Salomon Smith Barney were present at the meeting. Merrill Lynch and Salomon Smith Barney presented their analysis of the Strategic Alternatives which included the advantages and disadvantages of each Strategic Alternative and the methodologies employed to evaluate the Strategic Alternatives. After a lengthy discussion among the members of the Special Committee and representatives of Merrill Lynch and Salomon Smith Barney, Merrill Lynch and Salomon Smith Barney concluded that acquiring the Funds and Growth Funds, acquiring the CNL Restaurant Businesses and listing the APF Shares were the Strategic Alternatives most likely to maximize APF stockholder value. Mr. Hostetter, the Chairman of the Special Committee, suggested that the members of the Special Committee further consider Merrill Lynch's and Salomon Smith Barney's evaluation of the Strategic Alternatives and that the Special Committee reconvene on July 20.

   On July 20, 1998, the Special Committee met for the fifth time by telephone. Representatives of Shaw Pittman participated by telephone. After discussing the Merrill Lynch and Salomon Smith Barney recommendation, the Special Committee unanimously concluded that the best means to maximize stockholder value would be for APF to:

  . significantly increase its size by acquiring from affiliates of the Advisor, including the Funds and the Growth Funds, portfolios of properties similar to those currently held by APF;

  . become internally advised and acquire internal real estate development capability by acquiring the Advisor;

  . expand its mortgage lending capabilities and develop securitization capabilities by acquiring the CNL Restaurant Financial Services Group; and

  . list APF's common stock on a national stock exchange, if market conditions are favorable.

   On July 24, 1998, the Special Committee presented its findings to APF's full Board of Directors and recommended that APF implement the selected Strategic Alternatives approved by the Special Committee at the July 20th meeting. Further, the Special Committee recommended that the Board evaluate the feasibility of engaging in an underwritten public offering of APF Shares concurrently with listing. After substantial discussion among the members of the Board, the Board of Directors unanimously recommended that APF implement the Strategic Alternatives. In addition, the Board unanimously recommended that Merrill Lynch be retained by APF to provide a fairness opinion to APF that the consideration to be paid by APF in connection with the implementation of any applicable Strategic Alternative would be fair to APF from a financial point of view.

   During the week of September 7, 1998, representatives of APF management, Merrill Lynch, Salomon Smith Barney, Shaw Pittman, Rogers & Wells and PricewaterhouseCoopers LLP, APF's independent accountants, gathered for a two-day meeting to discuss the implementation of the Strategic Alternatives. During the first day of meetings, the primary focus emphasized the manner in which the Funds and the Growth Funds could be acquired. The principal structures discussed were the Tax-Free OP Unit Structure, the Taxable Stock Structure and the Tax-Free NewCo Structure (each of which are described above in the description of the May 20th meeting).

   With respect to the Tax-Free OP Unit Structure, the representatives at the meeting discussed at length the benefits of providing the limited partners of the Funds and Growth Funds with a tax efficient transaction. However, because the number of limited partners of the Operating Partnership would likely exceed 100, and their partnership interests would be convertible into stock traded on an established securities market, the Operating Partnership would be deemed a "publicly-traded partnership" which would result in the imposition of additional restrictions on the manner in which APF could operate its business. The representatives were particularly concerned that APF may lose its ability to qualify as a REIT in the event that one or more of the restrictions imposed was violated. In addition, the fact that the Operating Partnership would have greater than 500 limited partners would impose additional reporting requirements under the SEC rules. While APF and its counsel could meet the SEC's reporting requirements, the representatives viewed the administrative burdens of compliance negatively, because in addition to complying with the SEC rules, APF would have the additional expense of providing IRS Forms K-1 to the limited partners of the Operating Partnership. The representatives also noted that, based on information from APF's management, the taxes that would likely be incurred by the Limited Partners of the Funds if the Taxable Stock Structure were used would not be substantial.

   With respect to the Tax-Free NewCo Structure, representatives at the meeting discussed at length the ability to obtain a favorable private letter ruling from the IRS regarding the tax-free treatment of Tax-Free NewCo Structure and the delay that would be caused in the event that the IRS ruled against tax-free treatment or failed to provide a ruling in a timely manner. Certain representatives opined that the acquisition of the Advisor, the CNL Restaurant Financial Services Group and the Growth Funds for various technical reasons reduced, but did not eliminate, the likelihood of receiving a favorable ruling. Additionally, the representatives determined, based on information from APF's management, that the taxes to be imposed if the Taxable Stock Structure were used, would not be substantial for the Limited Partners of the Funds. Overall, while the representatives viewed favorably the ability of APF to accomplish the Tax-Free NewCo Structure in a tax efficient manner for the limited partners of the Funds and the Growth Funds, the potential delay that might be incurred as a result of seeking a favorable ruling from the IRS and the complexity of describing the Tax-Free NewCo Structure was viewed negatively by the representatives.

   With respect to the Taxable Stock Structure, the representatives at the meeting weighed the disadvantages of structuring the transaction as a taxable transaction for the limited partners. In evaluating the tax consequences to the limited partners, the representatives remarked that the taxable gain that would be recognized by the limited partners would not be significant for limited partners in most of the Funds and that a substantial number of limited partners in the Funds would incur no taxable gain because of their status as a tax-exempt entity. In addition, the representatives discussed the fact that a former limited partner would have the immediate opportunity to sell the APF Shares that he, she or it received on the open market in order to pay his, her or its tax liability, if the tax circumstances necessitated such a sale. The primary benefit discussed by the representatives was that the transaction was straightforward and immediately created a larger stockholder base in the APF Shares. In addition, the representatives noted that if the tax consequences were too severe for a particular Fund or Growth Fund, the limited partners had the option of rejecting the proposed Acquisition. Finally, the representatives noted that the acquisition costs and the future reporting costs of APF in structuring the transaction as either a Tax-Free OP Unit Structure or Tax-Free NewCo Structure versus a Taxable Stock Structure would be greater and therefore not in the best interests of APF's existing stockholders.

   After the discussions of the advantages and disadvantages of each Strategic Alternative, the representatives selected the Taxable Stock Structure, which is the structure of the Acquisition.

   The remaining portions of the meetings during the week of September 7, 1998 dealt primarily with valuation techniques and methodologies of the Funds and the CNL Restaurant Businesses and the timelines and responsibilities of each of the representatives.

   On November 6, 1998, the members of the Special Committee met telephonically to discuss with members of APF's management and their legal counsel the status of determining the prices to be paid to the CNL Restaurant Businesses, the Funds and the Growth Funds in connection with the Acquisition. In addition, Shaw Pittman provided to the members of the Special Committee an oral summary by legal counsel on all significant matters regarding the progress of the proposed acquisition.

   On November 16, 1998, the members of the Special Committee, members of APF's management, Merrill Lynch and Salomon Smith Barney met, some in Orlando and some telephonically, to discuss the status of determining the prices to be paid to the Funds in connection with the Acquisition and the methodologies utilized in determining the prices to be paid.

   During the week of November 23, 1998, representatives of APF management, Merrill Lynch, Salomon Smith Barney, Shaw Pittman and PricewaterhouseCoopers gathered for a two-day meeting. The primary purpose of the meeting was to provide APF's legal, accounting and financial advisors with an overview (operational as well as financial) of the Advisor, the CNL Restaurant Financial Services Group and the Funds.

   On December 1, 1998, the representatives discussed the viability of acquiring the Growth Funds. Because the Growth Funds produce income that would not be considered qualified REIT income and therefore could restrict APF's ability to qualify as a REIT, the inclusion of the Growth Funds in the Acquisition created additional complexities for APF. These complexities affected APF's ability to value the Growth Funds because, for federal tax purposes, certain assets would have to be held in entities that APF did not control and that were subject to federal corporate income tax. The inability imposed on APF to control these entities had a negative impact on APF's valuation of the Growth Funds. In addition, the costs of acquiring the Growth Funds were significantly greater than those of the Funds because APF would have to remove the assets that did not generate qualified REIT income out of the Growth Funds for inclusion in the entities not controlled by APF.

   After considering the negative tax consequences to the limited partners of the Growth Funds as a result of utilizing the Taxable Stock Structure, the reduced valuation of the Growth Funds as a result of the necessity of placing certain assets in entities not controlled by APF and the additional costs to APF of removing the assets out of the Growth Funds for inclusion in the entities not controlled by APF, the representatives concluded that it would be in the best interests of APF's stockholders not to pursue the acquisition of the Growth Funds.

   Following the decision to exclude the Growth Funds from the Acquisition, representatives of Merrill Lynch and Salomon Smith Barney presented their valuations of the Advisor, the CNL Restaurant Financial Services Group and the Funds to the members of the Special Committee and the full Board. At such time, the members of the Special Committee unanimously recommended to the full Board that the Board approve the Acquisition and that the consideration payable to the Funds be $600,000,000 or 60,000,000 APF Shares, based on the Exchange Value. The members of the full Board unanimously approved the Special Committee's recommendation.

   On December 1, 1998, APF presented us with its offer to acquire the Funds for an aggregate of 60,000,000 APF Shares which APF valued at $600,000,000, based on the Exchange Value.

   On January 27, 1999, the Special Committee of the Board of Directors received a counter-offer from us proposing an increase in the consideration payable to the Funds from $600,000,000 to $610,000,000 (or from 60,000,000 APF
Shares to 61,000,000 APF Shares based on the Exchange Value). After discussing the proposed counter-offer, the Special Committee unanimously agreed to accept our proposal, provided that the fairness opinion from Merrill Lynch to be presented at the February 10, 1999 meeting of the Board of Directors supported the Special Committee's acceptance of the counter-offer of the consideration to be paid to the Funds and the Advisor based on the Exchange Value.

   On February 10, 1999, Merrill Lynch provided an oral and written fairness opinion to the Special Committee stating that the aggregate consideration to be paid by APF for the Acquisition of the Funds was fair to APF from a financial point of view.

Background of Our Recommendation that the Funds be Acquired by APF

   After APF's public announcement on July 27, 1998 that it intended to increase its portfolio of assets by acquiring affiliates of the Advisor, including the Funds, we anticipated that we might receive an offer from APF to purchase the Funds in the near future. As a result of this expectation, we began a search for outside legal counsel and investment bankers.

   During August 1998, we interviewed two investment banking firms, including Legg Mason, to provide financial advice and to render fairness opinions to us in connection with the Acquisition.

   In September 1998, we engaged Baker & Hostetler LLP as legal counsel to the Funds in the event APF offered to acquire one or more of the Funds.

   In September 1998, we engaged Valuation Associates to (i) complete a restaurant property-by-restaurant property appraisal for each Fund, (ii) assist an investment banker retained by us, as the financial advisor to you and the provider of the fairness opinions, in reviewing the appraisals as they relate to the value of the number of APF Shares paid to each of the Funds and (iii) work with all parties involved in the Acquisition to fully explain its valuation methodologies and conclusions. In accordance with the engagement letter with Valuation Associates, each Fund will pay Valuation Associates between approximately $2,600 and $9,600, depending on the number of restaurant properties in the Fund.

   In September 1998, we selected Legg Mason to provide financial advice and to provide the fairness opinions to the Funds. Legg Mason has received $5,000 from each Fund and will receive up to $25,000 from each Fund upon rendering its fairness opinion to each Fund and reimbursement of out-of-pocket expenses not to exceed $4,000 per Fund or $50,000 in the aggregate.

   On November 21, 1998, Valuation Associates presented its appraisal reports to us with respect to each of the Funds.

   On December 1, 1998, we received from APF's management a proposal to acquire for an aggregate of 60,000,000 APF Shares (based on the Exchange Value) all of the Funds.

   On January 27, 1999, we submitted a counter-offer to the management of APF proposing an increase in the consideration payable to the Funds from an aggregate of 60,000,000 to 61,000,000 APF Shares, which APF valued as aggregate consideration of $610,000,000, based on the Exchange Value.

   On January 27, 1999, we received from certain representatives of APF an acceptance of our counter-offer proposing an increase in the consideration payable to the Funds from $600,000,000 to $610,000,000 (or from 60,000,000 APF
Shares to 61,000,000 APF Shares based on the Exchange Value), subject to Merrill Lynch's ability to render a fairness opinion at the February 10, 1999 meeting of the Board of Directors that supported the Special Committee's determination.

   On March 10, 1999, Legg Mason rendered its opinions with respect to the fairness from a financial point of view of (a) the APF Shares offered with respect to the individual Funds, (b) the aggregate APF Shares offered with respect to the Funds and (c) the method of allocating the APF Shares among the Funds.

   On March , we accepted APF's offer to acquire each of the Funds, subject to your approval, and proceeded to negotiate definitive acquisition agreements.

Our Reasons for Proposing the Acquisition

   We are proposing that the Funds vote in favor of the Acquisition at this time for the following reasons:

  . we believe that because the APF Shares will be listed on the NYSE, you and the other Limited Partners will receive the benefit of a public market valuation of real estate assets, which we believe is greater than the value you and the other Limited Partners would receive in a private market valuation with negotiated sales between private investors;

  . we believe that APF's acquisition of the CNL Restaurant Businesses (which includes the Advisor) will be viewed positively and may result in a greater valuation of APF because investment analysts specializing in real estate securities in recent years have emphasized their strong preference for internally-advised REITs;

  . although the originally contemplated time frame for liquidation of the restaurant properties of CNL Income Fund XV, Ltd. through CNL Income Fund XVIII, Ltd. was no earlier than the year 2000, based upon our contacts with representatives of investment banks and their observations of the changes in the market for real estate since the formation of the Funds, we determined that substantial benefits and cost savings would accrue to the partners in CNL Income Fund XV, Ltd. through CNL Income Fund XVIII, Ltd. if they were acquired along with CNL Income Fund, Ltd. through CNL Income Fund XIV, Ltd. which have already entered into the seven-to-12-year time frame anticipated for liquidation; and

  . the APF Share consideration offered by APF to acquire the Funds is a firm offer which we believe is reasonable. In addition, we believe the APF Shares paid in the Acquisition may appreciate in value over time. As such, we believe that the Acquisition represents the best way to maximize your original investment in the Funds. In the event that we were to auction the Funds in an effort to receive a higher purchase price, there is a risk that there will be no interest in acquiring the Funds or that there will be an interest in only acquiring a portion of the Funds. If this were to happen, there is no guarantee that APF will subsequently attempt to acquire the Funds or if it does, that the purchase prices it offers for the Funds will be as great.

   Therefore, we believe that the Acquisition by APF of all the Funds, rather than a liquidation, will result in the greatest possible value of the investment for you and the other Limited Partners.

Comparative Valuation Analysis

   In assessing the fairness of the Acquisition, we relied on the appraisals prepared by Valuation Associates in connection with its engagement by us. Based on such information and certain other historical data of the Funds, we prepared a comparative valuation analysis, which supported our determination that the Acquisition is in the best interest of the Limited Partners of each of the Funds.

   The following table summarizes the results of our comparative valuation analysis:

                           Original       Original                                                   Weighted
                           Limited    Limited Partner   Values of APF                   Estimated   Average per
                           Partner    Investments less   Shares Paid     Estimated     Liquidation    Average
                         Investments  any Distribution       per       Going Concern    Value per     $10,000
                           less any     of Net Sales   average $10,000   Value per       Average     Original
                         Distribution   Proceeds per   Limited Partner Average 10,000    $10,000      Limited
                         of Net Sales $10,000 Original    Original        Original      Original      Partner
Fund                     Proceeds(1)   Investment(1)    Investment(2)  Investment(3)  Investment(4) Investment
----                     ------------ ---------------- --------------- -------------- ------------- -----------
I....................... $12,597,200      $ 8,398          $ 7,611        $ 7,589        $ 7,030      $8,336
II......................  23,768,000        9,507            9,466          9,419          8,724       9,078
III.....................  23,522,253        9,409            8,237          8,214          7,650       9,104
IV......................  28,766,256        9,589            8,781          8,753          8,102       9,291
V.......................  23,161,673        9,265            8,103          8,085          7,520       9,316
VI......................  35,000,000       10,000           10,429         10,386          9,727       9,422
VII.....................  30,000,000       10,000           10,456         10,411          9,754       9,400
VIII....................  35,000,000       10,000           11,259         11,229         10,473       9,400
IX......................  35,000,000       10,000           10,356         10,311          9,650       9,400
X.......................  40,000,000       10,000           10,391         10,350          9,646       9,080
XI......................  40,000,000       10,000           10,759         10,730         10,000       9,230
XII.....................  45,000,000       10,000           10,400         10,357          9,500       9,180
XIII....................  40,000,000       10,000            9,594          9,571          8,672       9,000
XIV.....................  45,000,000       10,000            9,468          9,430          8,513       9,250
XV......................  40,000,000       10,000            9,222          9,182          8,290       8,640
XVI.....................  45,000,000       10,000            9,488          9,449          8,616       9,100
XVII....................  30,000,000       10,000            9,930          9,894          9,137       9,320
XVIII...................  35,000,000       10,000            9,315          9,284          8,569       9,280

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(1) The original Limited Partner investments in CNL Income Fund, Ltd., CNL Income Fund II, Ltd., CNL Income Fund III, Ltd., CNL Income Fund IV, Ltd. and CNL Income Fund V, Ltd. were $15,000,000, $25,000,000, $25,000,000,
    $30,000,000 and $25,000,000, respectively. These columns reflect, as of September 30, 1998, an adjustment to the Limited Partners' original investments based on distributions of net sales proceeds received from sales of properties made pursuant to the partnership agreements for CNL Income Fund, Ltd. through CNL Income Fund V, Ltd.
(2) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.
(3) See "Reports, Opinions and Appraisals."
(4) Represents the amount that we estimate would have been distributed to you with respect to each of your Units if the Funds had sold their assets on December 31, 1998, subject to certain assumptions. See "Reports, Opinions and Appraisals."
(5) Based on the weighted average trading prices of each Fund's Units in the secondary markets from January 1, 1998 through September 30, 1998. A substantial majority of the transfer prices in this column reflect purchases by the Funds of Units as part of their repurchasing programs, and do not necessarily reflect the prices for the Units in a secondary market.

   We believe that the comparative valuation analysis, when considered together with the anticipated effect of the Acquisition and with all the other differences between continued ownership of Units as compared with the receipt of APF Shares, supports our recommendation in favor of the Acquisition.

                 OUR RECOMMENDATION AND FAIRNESS DETERMINATION

General

   We believe the Acquisition to be fair to, and in the best interests of each of, the Funds and their respective Limited Partners. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

    . the terms of the Acquisition are fair to you and the other Limited
      Partners; and

    . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and certain alternatives to the Acquisition and a review of the financial condition and performance of APF and the Funds and the terms of critical agreements, such as the Funds' partnership agreements.

   We also believe that the Acquisition is procedurally fair for several reasons. First, with respect to each participating Fund, the Acquisition is required to be approved by Limited Partners holding a majority of the outstanding Units of such Fund and is subject to certain conditions. Second, all Limited Partners of Funds that approve the Acquisition and who vote against the Acquisition will be given the option of receiving APF Shares or the Cash/Note Option.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others, (i) our realization of substantial economic benefits upon completion of the Acquisition, and (ii) our relief from certain ongoing liabilities with respect to Funds that are acquired by APF. For a further discussion of the conflicts of interest and potential benefits of the Acquisition to the General Partners, see "Conflicts of Interest--Substantial Benefits to Related Parties." To see the actual benefits that we will receive if your Fund is acquired, please review your Supplement.

Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners and maximizes the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Funds. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the Cash/Notes Option, constitute fair value. In addition, we compared the estimated values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair and is the best way to maximize return on your investment in light of the values of such consideration.

   2. Similarity of Funds. We do not believe that there are any material differences among the Funds that would affect the fairness of the Acquisition to you or the other Limited Partners in any particular Fund. Substantially all of the assets of the Funds are restaurant properties leased on a triple-net basis which are similar in most respects, and the Funds have substantially the same capital structures. In addition, the investment objectives of each of the Funds are substantially the same.

   The primary differences among the Funds are:

  . Date of Formation. The Funds were formed at different times and, therefore, would have begun liquidation at different times. As a result, the Funds formed earlier have already sold some restaurant properties.

  . Fund Structure. Although the Funds' partnership agreements have slightly different provisions with respect to allocations, distributions and fees, we believe the differences in such provisions are not substantial.

  . Size and Diversity. Some of the Funds have purchased fewer properties and are less diverse with respect to the number of tenants and the geographic location and types of restaurant properties.

   3. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisals of each Fund's restaurant properties prepared by Valuation Associates and upon the fairness opinions provided by Legg Mason. We attributed significant weight to the appraisals of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisals of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisals of each Fund's restaurant properties and of Legg Mason to provide the fairness opinions assisted us in the fulfillment of our fiduciary duties to the Funds and the Limited Partners, notwithstanding that each of Valuation Associates and Legg Mason received fees for its services and notwithstanding that Legg Mason has previously provided investment banking services to the Funds and to Commercial Net Lease Realty, Inc., a former affiliate of ours. See "Reports, Opinions and Appraisals--Fairness Opinions." We note that because the acquisition of any one Fund is not a condition of the acquisition of any other Fund, the fairness opinions analyze each Fund separately, not in combination with other Funds. See "Reports, Opinions and Appraisals."

   On rendering its opinions with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to the individual Funds, (b) the aggregate APF Shares offered with respect to the Funds and (c) the method of allocating the APF Shares among the Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

  . the value or fairness of the Cash/Notes Option;

  . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Funds' portfolios or assets if liquidated in real estate markets;

  . the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited Partners; or

  . any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the Cash/Notes Option.

   4. Valuation of Alternatives. Based on the appraisals of each Fund's restaurant properties prepared by Valuation Associates, we estimated the value of the Funds as going concerns and if liquidated. On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of each Fund.

   5. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Fund to Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners whose Funds are acquired will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   6. Net Book Value of the Funds. We calculated the book value of the Funds under generally accepted accounting principles, or GAAP, as of September 30, 1998 per average $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is primarily based on historical cost and, therefore, is not indicative of true fair market value of the Funds. This figure was compared to the (i) value of the Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998, (ii) value of the Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and (iii) estimated value of the APF Shares, based on the Exchange Value, paid to each Fund per average $10,000 invested.

                             Summary of Valuations
                   (per average $10,000 original investment)

                                                               Estimated
                                                             Value of APF
                                                              Shares per
                                                 Going      Average $10,000
                          GAAP Book Liquidation Concern    Original Limited
Fund                        Value    Value(1)   Value(1) Partner Investment(2)
----                      --------- ----------- -------- ---------------------
CNL Income Fund, Ltd. ...  $5,626     $ 7,030    $7,589         $7,611
CNL Income Fund II,
 Ltd. ...................   7,062       8,724     9,419          9,466
CNL Income Fund III,
 Ltd. ...................   6,396       7,650     8,214          8,237
CNL Income Fund IV,
 Ltd. ...................   6,810       8,102     8,753          8,781
CNL Income Fund V,
 Ltd. ...................   6,558       7,520     8,085          8,103
CNL Income Fund VI,
 Ltd. ...................   8,190       9,727    10,386         10,429
CNL Income Fund VII,
 Ltd. ...................   8,109       9,754    10,411         10,456
CNL Income Fund VIII,
 Ltd. ...................   8,848      10,473    11,229         11,259
CNL Income Fund IX,
 Ltd. ...................   8,418       9,650    10,311         10,356
CNL Income Fund X,
 Ltd. ...................   8,602       9,646    10,350         10,391
CNL Income Fund XI,
 Ltd. ...................   8,517      10,000    10,730         10,759
CNL Income Fund XII,
 Ltd. ...................   8,860       9,500    10,357         10,400
CNL Income Fund XIII,
 Ltd. ...................   8,520       8,672     9,571          9,594
CNL Income Fund XIV,
 Ltd. ...................   8,791       8,513     9,430          9,468
CNL Income Fund XV,
 Ltd. ...................   8,941       8,290     9,182          9,222
CNL Income Fund XVI,
 Ltd. ...................   8,752       8,616     9,449          9,488
CNL Income Fund XVII,
 Ltd. ...................   8,740       9,137     9,894          9,930
CNL Income Fund XVIII,
 Ltd. ...................   8,730       8,569     9,284          9,315

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(1) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals."
(2) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

   We do not know of any factors that may materially affect (i) the value of the consideration to be received by the Funds that are acquired in the Acquisition, (ii) the value of the Units for purposes of comparing the expected benefits of the Acquisition to the potential alternatives considered by us or
(iii) the analysis of the fairness of the Acquisition.

Relative Weight Assigned to Material Factors

   We gave greatest weight to the factors set forth in paragraphs one through five above in reaching our conclusions as to the fairness of the Acquisition.

Fairness to Limited Partners Receiving APF Shares in the Acquisition

   The APF Shares represent equity securities in APF permitting the holders of the APF Shares to participate in APF's potential growth. Thus, you, as a holder of APF Shares, will share in both the benefits and risks of an investment of APF. In addition, the APF Shares will be listed on the NYSE which will make an investment in the APF Shares a more liquid investment than an investment in the Units. See "Comparison of Units, Notes and APF Shares." On balance, we have concluded that the Acquisition is fair to the Limited Partners of each Fund who receive APF Shares because such investment has substantially more growth potential than an investment in the Units and the APF Shares will be a more liquid investment than an investment in the Units.

Fairness in View of Conflicts of Interest

   We have fiduciary duties to you and the other Limited Partners. We are expected, in handling the affairs of the Funds, to exercise good faith, to use care and prudence and to act with a duty of loyalty to the Limited Partners. Under these fiduciary duties, we are obligated to ensure that the Funds are treated fairly and equitably in transactions with third parties, especially where consummation of such transactions may result in our interests being opposed to, or not totally aligned with, the interests of you and the other Limited Partners. To assist us in fulfilling our fiduciary obligations, we obtained fairness opinions from Legg Mason and the independent appraisals of Valuation Associates.

   In considering the Acquisition, we gave full consideration to these fiduciary duties. However, the Acquisition affords us a number of benefits. We may be viewed as having a potential conflict of interest with you and the other Limited Partners with respect to matters, such as APF's acquisition of the Advisor. Furthermore, we will not have any personal liability for APF obligations and liabilities which occur after the Acquisition. See "Conflicts of Interest--Substantial Benefits to Related Parties" and "Reports, Opinions and Appraisals."

                                THE ACQUISITION

   In order to effect the Acquisition of the Funds by APF or its subsidiaries, the Funds that vote in favor of the Acquisition will be merged with and into the Operating Partnership, which is a wholly-owned subsidiary of APF. As described above, you will receive APF Shares in exchange for your Units, not Operating Partnership units. Following is an overview of the principal components and other key aspects of the Acquisition, including the merger. We note, however, that the description herein is a summary, and we refer you to each of the Agreements and Plans of Merger by and between APF and each of the Funds (the "Merger Agreements"), the copy or copies of which for your Fund(s) is or are attached to the Supplement accompanying this Consent Solicitation as Appendix B, for a complete description of the merger of the Funds with and into the Operating Partnership. By this reference to the Merger Agreements, we are incorporating each of the Merger Agreements into this Consent Solicitation as required by the federal securities laws.

Conditions to Acquisition

   We have established certain conditions that must be satisfied in order for the Acquisition to be consummated, including the following:

  . the APF Shares must be listed on the NYSE prior to or concurrently with the consummation of the Acquisition;

  . the stockholders of APF must have approved the amendment and restatement of APF's Articles of Incorporation to, among other things, increase the number of shares authorized to be issued by APF, at a special meeting of
    APF stockholders scheduled for     , 1999.

  . if fewer than all of the Funds approve the Acquisition, the receipt by APF of a fairness opinion from Merrill Lynch stating that the consideration payable to the approving Funds is fair to APF from a financial point of view.

   It is presently APF's intention, upon listing of the APF Shares or shortly thereafter to undertake an underwritten public offering if market conditions permit. Such a public offering, however, is not a condition to closing of the Acquisition.

Merger Agreements

   If your Fund approves the Acquisition, that approval also constitutes consent to the merger of the Fund with and into the Operating Partnership pursuant to the terms and conditions of the Merger Agreement into which your Fund enters. Each of the Merger Agreements generally provides that in accordance with its terms, the Florida Revised Uniform Limited Partnership Act
(1986) and the Delaware Revised Uniform Limited Partnership Act, at the time of filing of a merger certificate in each state, the Funds that approve the Acquisition will be merged with and into the Operating Partnership, and the Operating Partnership will continue as the surviving entity. At the time the merger occurs, all of the restaurant properties and other assets and the liabilities of each participating Fund will be deemed to have been transferred to the Operating Partnership.

   If your Fund approves the Acquisition, it will also have consented to all actions necessary or appropriate to accomplish the Acquisition, provided that, with respect to certain Funds, a separate vote will be required to approve any required amendments to the partnership agreement governing that Fund. For information regarding whether your Fund's partnership agreement is being amended in connection with approval of the Acquisition, we encourage you to read the Supplement pertaining to your Fund that accompanies this Consent Solicitation.

Approval and Recommendation of the General Partners

   We, as the general partners of the Funds, have unanimously approved the Acquisition. We believe that the terms of the Acquisition provide substantial benefits and are fair to you. As such, we recommend that you vote

"For" approval of the Acquisition. For a specific description of our analysis in reaching this recommendation, see "Our Recommendation and Fairness Determination." You are, however, urged to consider the risks described in "Risk Factors" and the comparison of an investment in the Funds versus an investment in APF in "Comparison of Ownership of Units, Notes and APF Shares." As we have already discussed, if your Fund elects to be acquired in the Acquisition, you will have tax consequences, if you are subject to federal income tax. Accordingly, we also recommend that you consult with your tax advisor prior to casting your vote.

Vote Required for Approval of the Acquisition

   In order for APF to acquire your Fund, Limited Partners holding a majority of the outstanding Units of the Fund must vote in favor of the Acquisition. As long as a single Fund votes in favor of the Acquisition and all of the conditions to closing are met, the Acquisition will be consummated with respect to that Fund regardless of whether any other Fund votes in favor of the Acquisition.

Consideration

   If your Fund is acquired by APF, you will receive APF Shares unless you vote against the Acquisition and affirmatively elect the Cash/Notes Option described below. If your Fund votes against the Acquisition, your Fund will continue as an independent entity which will contract with APF to provide restaurant property management services.

   APF Shares. The consideration payable to each Fund will consist of APF Shares. The number of APF Shares that you will receive upon the consummation of the Acquisition will be in accordance with your Fund's partnership agreement which specifies how consideration is distributed to partners in the event of a liquidation of your Fund. In addition, in the event that your Fund approves the Acquisition, the aggregate number of APF Shares paid to your Fund will be reduced by your Fund's pro rata share of certain expenses of the Acquisition. You will receive APF Shares unless you vote "Against" the Acquisition and expressly elect to receive the Cash/Notes Option, in which case you would receive your portion of the purchase price in a payment of 10% cash and 90% Notes.

   Cash/Notes Option. If your Fund votes in favor of and you have voted "Against" the Acquisition, but you do not wish to own APF Shares, you can elect the Cash/Notes Option. The payment received by you or other Limited Partners who elect the Cash/Notes Option will be equal to your portion of the amount that the Fund would receive upon an orderly liquidation of the restaurant properties over a 12 month period pursuant to the partnership agreement governing your Fund, as determined by Valuation Associates. Such liquidation will be lower than the value of the APF Shares, based on the Exchange Value, offered to your Fund in the Acquisition. If you properly elect to receive the Cash/Notes Option, you will receive (i) a cash payment equal to the value of 10% of this liquidation value, and (ii) Notes, the principal amount of which will be equal to 90% of this liquidation value. The Notes will bear interest at
 % annually and will mature on     , 2006 redeemable at any time. The cash
portion of the Cash/Notes Option will be paid by APF from cash reserves or from cash borrowing from APF's line of credit.

   General Partners. We, as the general partners of the Funds (assuming that all of the Funds are acquired in the Acquisition), also will receive an estimated aggregate of 273,449 APF Shares as a result of our general partner interests in the Funds. The APF Shares allocated to your Fund will be issued to and allocated between you and the other Limited Partners (other than those Limited Partners that elected the Cash/Notes Option), and us in the same manner as net liquidation proceeds would be distributed under your Fund's partnership agreement as if your Fund's restaurant properties and other assets were sold and your Fund were distributing net liquidation proceeds in an amount equal to the value of the number of APF Shares paid to each Fund by APF. For a discussion of the portion of the consideration payable to us if your Fund is acquired, see the Supplement accompanying this Consent Solicitation.

Estimated Value of APF Shares Payable to Funds

   The following table sets forth, for each Fund (i) the aggregate amounts of original limited partners investments in each Fund less any distributions of net sales proceeds paid to the limited partners of that Fund, (ii) the original limited partners investments in each Fund less any distributions of net sales proceeds per average $10,000 invested, (iii) the estimated total number of APF Shares to be paid to that Fund, (iv) the estimated value of APF Shares payable to that Fund based on the Exchange Value, (v) the estimated Acquisition expenses payable by each Fund, (vi) the estimated value of APF Shares based on the Exchange Value after Acquisition expenses and (vii) the estimated value, based on the Exchange Value of APF Shares per average $10,000 of original investment by you and the other Limited Partners of your Fund.

                                         Original
                                          Limited
                                          Partner
                                        Investments
                           Original      less any
                            Limited    Distributions
                            Partner    of Net Sales  Number of                                            Estimated Value
                          Investments  Proceeds per     APF     Estimated                                of APF Shares per
                           less any       Average     Shares    Value of                Estimated Value   Average $10,000
                         Distributions    $10,000     Offered  APF Shares   Estimated    of APF Shares   Original Limited
                         of Net Sales    Original       to     Payable to  Acquisition after Acquisition      Partner
Fund                      Proceeds(1)  Investment(1)  Fund(2)    Fund(3)    Expenses      Expenses(3)      Investment(3)
----                     ------------- ------------- --------- ----------- ----------- ----------------- -----------------
I.......................  $12,597,200     $8,398     1,157,759 $11,577,590  $161,000      $11,416,590         $7,611
II......................   23,768,000      9,507     2,393,267  23,932,670   267,731       23,664,939          9,466
III.....................   23,522,253      9,409     2,082,901  20,829,010   237,562       20,591,448          8,237
IV......................   28,766,256      9,589     2,668,016  26,680,160   338,472       26,341,688          8,781
V.......................   23,161,673      9,265     2,049,031  20,490,310   232,046       20,258,264          8,103
VI......................   35,000,000     10,000     3,730,388  37,303,880   426,713       36,877,167         10,429
VII.....................   30,000,000     10,000     3,202,371  32,023,710   336,341       31,687,369         10,456
VIII....................   35,000,000     10,000     4,042,635  40,426,350   472,595       39,953,755         11,259
IX......................   35,000,000     10,000     3,700,097  37,000,970   420,663       36,580,307         10,356
X.......................   40,000,000     10,000     4,243,243  42,432,430   482,089       41,950,341         10,391
XI......................   40,000,000     10,000     4,394,196  43,941,960   485,944       43,456,016         10,759
XII.....................   45,000,000     10,000     4,768,496  47,684,960   532,871       47,152,089         10,400
XIII....................   40,000,000     10,000     3,886,185  38,861,850   486,515       38,375,335          9,594
XIV.....................   45,000,000     10,000     4,313,041  43,130,410   524,930       42,605,480          9,468
XV......................   40,000,000     10,000     3,733,901  37,339,010   450,338       36,888,672          9,222
XVI.....................   45,000,000     10,000     4,320,947  43,209,470   515,521       42,693,949          9,488
XVII....................   30,000,000     10,000     3,014,377  30,143,770   353,644       29,790,126          9,930
XVIII...................   35,000,000     10,000     3,299,149  32,991,490   390,024       32,601,466          9,315

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(1) The original Limited Partner investments in CNL Income Fund, Ltd., CNL Income Fund II, Ltd., CNL Income Fund III, Ltd., CNL Income Fund IV, Ltd. and CNL Income Fund V, Ltd. were $15,000,000, $25,000,000, $25,000,000,
    $30,000,000 and $25,000,000, respectively. These columns reflect, as of September 30, 1998 an adjustment to the Limited Partners' original investments based on distributions of net sales proceeds received from sales of properties made pursuant to the partnership agreements for CNL Income Fund, Ltd. through CNL Income Fund V, Ltd.
(2) The APF Shares payable to each Fund as set forth in this chart will not change if APF acquires fewer than all of the Funds in the Acquisition. This number assumes that none of the Limited Partners of the Fund has elected the Cash/Notes Option.
(3) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

No Fractional APF Shares

   No fractional APF Shares will be issued by APF in the Acquisition. Each Limited Partner who would otherwise be entitled to fractional APF Shares will receive one APF Share for each fractional APF Share of 0.5 or greater. No APF Shares will be issued for fractional APF Shares of less than 0.5. The maximum amount which a Limited Partner could forfeit if such Limited Partner's fractional share was 0.49 is approximately $4.90 (on a per Limited Partner, not a per Unit, basis), assuming the Exchange Value.

Effect of the Acquisition on Limited Partners Who Vote Against the Acquisition

   If you vote "Against" the Acquisition, you do not have a statutory right to elect to be paid the appraised value of your interest in the Fund. If you vote "Against" the Acquisition, you do have the right to elect the Cash/Notes Option if your Fund otherwise approves the Acquisition. Under this option you would receive (i) a payment in cash equal to 10% of the amount that you would be paid upon an orderly liquidation of the Fund's restaurant properties and (ii) Notes, the principal amount of which would be equal to 90% of the amount that you would be paid upon an orderly liquidation of the Fund's restaurant properties. The terms of the Notes are described in more detail under "Description of Notes" on page 133. The liquidation valuation amount for your Fund is the amount estimated by Valuation Associates as set forth in the Supplement accompanying this Consent Solicitation. Holders of the Notes will be entitled to receive only the principal and interest payments required by the terms of the Notes and will not have the rights of APF stockholders to participate in APF's dividends and distributions or in any growth in the value of APF's stockholders' equity.

Effect of Acquisition on Funds Not Acquired

   If APF does not acquire your Fund in the Acquisition, it will continue to operate as a separate limited partnership with its own assets and liabilities. There will be no change in the investment objectives of the Fund, and the Fund will remain subject to the terms of its partnership agreement. Since APF acquired the Advisor in its acquisition of the CNL Restaurant Businesses, APF has assumed all of the management functions formerly performed by the Advisor for the Funds. Thus, for any Funds not acquired in the Acquisition, APF will provide such management functions.

Acquisition Expenses

   If APF acquires your Fund in the Acquisition, your Fund will pay a portion of the transaction costs as reflected in the Supplement attached to this Consent Solicitation. The number of APF Shares that you receive will reflect a reduction for your Fund's expenses of the Acquisition.

   If your Fund votes "Against" the Acquisition, then your Fund will bear the portion of its Acquisition expenses based upon the percentage of votes "For" the Acquisition, and we, as the general partners of the Fund, will bear the portion of such Acquisition expenses based upon the percentage of votes "Against" the Acquisition, plus any abstentions.

Accounting Treatment

   The Acquisition will be accounted for as a purchase under GAAP.

                          BENEFITS OF THE ACQUISITION

   The Acquisition is being proposed at this time because we believe that the expected benefits of the Acquisition outweigh the risks of the Acquisition, as set forth in "Risk Factors" above, and we believe that it is the best way for you to maximize returns on your investment. The expected benefits include the following:

  . Growth Potential. We believe that there is greater potential for increased distributions to you as an APF stockholder and for appreciation in the price of your APF Shares than there would be for you as a Limited Partner of your Fund holding Units. This growth potential results from future acquisitions of additional restaurant properties, making mortgage loans and engaging in financing activities. In addition, as a result of APF's acquisition of the Advisor, we believe that the value of APF Shares will be enhanced because, as discussed above, the investing public prefers internally-advised REITs. We believe that substantial opportunities currently exist to acquire additional restaurant properties at attractive prices and to make mortgage loans on favorable terms. Your Fund cannot take advantage of such opportunities because its partnership agreement generally restricts it from borrowing, making additional acquisitions, developing restaurant properties and making mortgage loans. In addition, because APF can use cash, APF Shares or indebtedness to acquire additional restaurant properties, APF will have a greater degree of flexibility in making future acquisitions on advantageous economic terms. APF may also take advantage of its structure as an umbrella partnership REIT, or an UPREIT, to acquire additional portfolios of restaurant properties by using, as consideration, units of its Operating Partnership. The use of Operating Partnership units enables APF to make certain acquisitions in a structure that permits the seller to defer the federal taxes due on the sale while providing to sellers the same opportunities to participate in APF's growth as the holders of APF Shares have. This ability gives APF a tremendous advantage over other potential acquirors who do not have the option of using partnership units, but instead may only acquire these portfolios in a taxable manner using cash or capital stock, particularly in instances where the sellers would have to recognize a substantial amount of taxable gain as a result of the transaction. Also, APF's ability to acquire portfolios in a manner that is tax-deferred for the seller may allow APF to pay less consideration than would otherwise be necessary in a taxable transaction due to the seller's ability to control the timing of its gain recognition. We believe that as a result of its publicly traded equity securities, large base of assets and ability to incur indebtedness, APF will have substantial access to the capital necessary for funding its operations, consummating future acquisitions and making mortgage loans on attractive terms. However, APF currently intends to maintain a ratio of total indebtedness to total assets of not more than 45%.

  . Risk Diversification. The combination of the restaurant properties owned by the Funds with APF's existing restaurant properties, as well as future property acquisitions made by APF, will diversify your investment over a larger number of properties, a broader group of restaurant types and tenants and geographic locations. As of September 30, 1998, 93% of APF's financing relationships were directly with the franchisor of the restaurant chain or with one of the top five franchisees of a particular restaurant chain (based on sales). Your investment also will become more diversified because a portion of your investment in APF would be represented by the mortgage loans that APF makes and by its other financing activities. Your investment will also change from being an interest in a static, finite-life entity to an investment in a growing operating company. This diversification will reduce the dependence of your investment upon the performance of, and the exposure to the risks associated with, the particular group of restaurant properties currently owned by your Fund.

  . Operational Economies of Scale. The combination of the Funds into the business already owned by APF will result in administrative and operational economies of scale and cost savings for APF. Particularly because the Funds are all public entities subject to the SEC's reporting requirements, the combination of the Funds into a single public company in APF would save compliance costs. In addition, if your Fund is acquired, we will no longer have to supply a Schedule K-1 to you and each of the other Limited Partners for your tax reporting which generally was provided to you each February. You will instead receive a Form 1099-DIV, a much simpler reporting form, which will be provided each January.

  . Liquidity. We believe the Acquisition provides you with liquidity of your investment (which means your APF Shares would be freely tradable) for two reasons. First, the market for the Units you own is very limited because the Units are not listed on an exchange and, therefore, a potential buyer has no real basis upon which to value the Units. Because your Fund's partnership agreement contains limitations on the transfer of your Units, you may not be able to sell your Units even if you were able to locate a willing buyer. As a stockholder of APF, you will own APF Shares which will be listed on the NYSE, and therefore publicly valued, and there will be no restrictions on your ability to sell the APF shares you own. Second, as a holder of Units that are non-tradable, the pool of potential buyers for your Units is limited and, to the extent that there is a willing buyer, the buyer would likely acquire your Units at a substantial discount. As a holder of APF Shares and assuming APF acquires all of the Funds, you will be a stockholder of a company that will have total assets of approximately $1.5 billion and more than 60,000 stockholders and is expected to be one of the largest triple-net lease REITs in the United States. Concurrently with or shortly following the Acquisition, APF intends to engage in an underwritten public offering, if market conditions permit. Such a public offering would promote a following of APF by market analysts and institutional interest in APF which, in turn, could further enhance the liquidity of the APF Shares.

  . Future Development and Mortgage Loan Opportunities. As a result of APF's acquisition of the CNL Restaurant Businesses, APF acquired restaurant property development capabilities and expanded its mortgage origination, securitization and servicing capabilities. Because APF has acquired these capabilities, APF now has an additional pool of operators of national and regional restaurant chains to which it can offer triple-net lease and mortgage loan financing. APF's current financing commitments with operators of national and regional restaurant chains either through triple-net lease financing or mortgage loan financing are $333 million. APF is now in the position to capitalize on these mortgage commitments and the corresponding potential to grow the restaurant development and mortgage financing businesses in the future. In addition, we believe APF's relationship with CNL Advisory Services, Inc. ("CAS") will enhance APF's financing business. CAS provides merger, acquisition, divestiture and strategic planning services to operators of national and regional restaurant chains which desire to grow or streamline their business operations. For the nine months ending September 30, 1998, CAS negotiated the acquisition of 24 restaurant properties having an aggregate purchase price of in excess of $37.6 million. CAS has granted to APF the right of first refusal to provide triple-net lease or mortgage loan financing to CAS' clients. We believe this represents an additional pipeline of potential customers to which APF can target its financial products.

  . Possible Premium Pricing. We believe that the likely value of the APF
    Shares will be higher than the likely return of capital if the Funds' restaurant properties were sold on an individual basis and the Funds were liquidated at this time.

  . Public Market Valuation of Assets. We believe that the public market valuations of the equity securities of many publicly-traded real estate companies, including REITs that focus on the restaurant industry, are in part based on the growth potential of such companies and have historically exceeded the net book values of their real estate assets. You should be aware, however, that the APF Shares may not trade at a premium to the net book values of the Funds, and, to the extent the APF Shares do trade at a premium, that the relative pricing differential may change or be eliminated in the future.

  . Regular Quarterly Cash Distributions. We expect that APF will make regular quarterly cash distributions to its stockholders. While these distributions may not be higher than certain of the Funds' current distributions, the ability to receive distributions quarterly and in regular amounts would be enhanced, because, unlike the Funds, APF will have the ability to increase its portfolio of assets from which income will be derived.

  . Greater Access to Capital. With publicly-traded equity securities, access to debt financing, a larger base of assets and a greater equity value than any of the Funds individually, APF expects to have greater access to the capital necessary for funding its operations and consummating acquisitions on more attractive terms than would be available to any of the Funds individually. Also, APF's UPREIT structure with the Operating Partnership provides it with additional potential access to capital through the sale of the Operating Partnership's units. This greater access to capital should provide greater financial stability to APF.

  . Greater Reduction of Conflicts of Interest. APF will be operated as an internally-advised REIT with management employed by APF, thereby eliminating fees paid to the Advisor, reducing various conflicts of interest and creating an alignment of the interests of the stockholders and management. The persons engaged to manage APF will be directly accountable to APF. They will not be employees of a separate management company or investment advisor whose activities could be determined by objectives and goals inconsistent with APF's financial objectives. Management will owe its duty of loyalty only to APF. The incorporation of all aspects of the REIT's management into APF assures a commitment to hands-on management. By contrast, externally-advised limited partnerships and REITs may have no such commitment from a management team to focus exclusively on their portfolios.

                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of the Funds, we each have an independent obligation to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners in each Fund without regard to whether the Acquisition is fair and equitable to any of the other participants (including the Limited Partners in other Funds). James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to each Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to all of the other Funds and also on APF's Board of Directors.

Substantial Benefits to General Partners

   As a result of the Acquisition (assuming all of the Funds are acquired), we expect to receive certain benefits. These benefits include:

  . With respect to our ownership in the Funds, we may be issued up to an estimated aggregate of 273,499 APF Shares in accordance with the terms of the Funds' partnership agreements. The 273,499 APF Shares issued to us will have an estimated value, based on the Exchange Value, of approximately $2,734,990.

  . James M. Seneff, Jr. and Robert A. Bourne (your individual general partners), will also continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF and Mr. Bourne serving as Vice-Chairman. Furthermore, they will be entitled to receive performance-based incentives, including stock options under APF's 1999 Performance Incentive Plan or any other such plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Funds if the Acquisition does not occur.

             COMPARISON OF OWNERSHIP OF UNITS, NOTES AND APF SHARES

   The information below highlights a number of the significant differences between the Funds and APF relating to, among other things, form of organization, investment objectives, policies and restrictions, asset diversification, capitalization, management structure, compensation and fees and investor rights, and compares certain legal rights associated with the ownership of Units, Notes and APF Shares (assuming APF's stockholders approve certain amendments to APF's Articles of Incorporation). We have included these comparisons to assist you in understanding how your investment will be changed if, as a result of the Acquisition, your Units are exchanged for APF Shares or Notes, if you are eligible for and choose, the Cash/Notes Option. This discussion is only a summary and does not constitute a complete discussion of these matters, and we strongly encourage you to carefully review the balance of this Consent Solicitation as well as the accompanying Supplement for additional important information.

                        Form of Organization and Purpose

--------------------------------------------------------------------------------

                Funds                                      APF
--------------------------------------------------------------------------------

Each of the Funds is a Florida            APF is a Maryland corporation which
limited partnership. The Funds'           has qualified as a REIT during 1995,
primary business is to invest in          1996, 1997 and 1998 and expects to
fast-food, family-style and casual        continue to qualify as a REIT under
dining restaurant properties. The         the Code. APF's primary business,
Funds lease the restaurant                like the Funds, is the ownership and
properties on a triple-net lease          management of restaurant properties
basis to operators of national and        leased to operators of national and
regional restaurant chains.               regional restaurant chains on a
                                          triple-net lease basis. Upon APF's
                                          acquisition of the CNL Restaurant
                                          Businesses described on page 95, APF
                                          became a full-service REIT with the
                                          ability to offer a complete range of
                                          restaurant property services to
                                          prospective operators of national
                                          and regional restaurant chains, from
                                          mortgage loan financing, triple net
                                          lease financing and securitizing
                                          mortgage loans to site selection and
                                          development.

   APF will have broader business opportunities than your Fund and will have access to additional financing opportunities which are currently not accessible to your Fund. Inherent in several of the additional financing opportunities are certain risks which do not exist in the case of your Fund, and we encourage you to review "Risk Factors" for detailed description of such risks.

                         Length and Type of Investment

--------------------------------------------------------------------------------

                Funds                                      APF
--------------------------------------------------------------------------------

Each Fund is a finite-life entity         APF will have a perpetual term and
with a stated term which expires          intends to continue its operations
between 2017 and 2031. As a Limited       for an indefinite time period. To
Partner of your Fund, you are             the extent APF sells or refinances
entitled to receive cash                  its assets, the net proceeds
distributions out of your Fund's net      therefrom will generally be
operating income, if any, and to          reinvested in additional properties
receive cash distributions, if any,       or retained by APF for working
upon liquidation of your Fund's real      capital and other corporate
estate investments.                       purposes, except to the extent
                                          distributions thereof must be made
                                          to permit APF to continue to qualify
                                          as a REIT for tax purposes and that,
                                          pursuant to the terms of the Notes,
                                          repayments of Notes must be made to
                                          certain former Limited Partners as a
                                          result of sales of restaurant
                                          properties formerly held by their
                                          Funds.

   The Funds are structured to dissolve when the assets of the Funds are liquidated (or after a period ranging between 30 and 40 years, depending on the Fund, if no liquidation occurs sooner). In contrast, APF generally is and will continue to be an operating company and will reinvest the proceeds of asset dispositions, if any, in new restaurant properties or other appropriate investments consistent with APF's investment objectives.

                     Business and Property Diversification

--------------------------------------------------------------------------------

                Funds                                      APF
--------------------------------------------------------------------------------

The investment portfolio of each          Assuming the acquisition of the CNL
Fund currently consists of between        Restaurant Businesses had occurred
17 and 56 restaurant properties and       on September 30, 1998, APF would
certain related assets.                   have had triple-net leases or
                                          mortgage loans with respect to 816
                                          restaurant properties. Assuming all
                                          of the Funds are acquired by APF,
                                          APF will own an interest in,
                                          directly or indirectly through the
                                          Operating Partnership, a portfolio
                                          of up to 1,437 restaurant
                                          properties.

   The investment portfolio of each Fund currently consists of between 17 and 56 restaurant properties. Through the Acquisition, and through additional investments that may be made by APF from time to time, APF intends to maintain an investment portfolio substantially larger and more diversified than the assets of any of the Funds individually. APF's ability to make mortgage loans further diversifies APF's business by providing it with the ability to offer a full range of financing opportunities to operators of national and regional restaurant chains. As a result of APF's acquisition of the CNL Restaurant Financial Services Group, we believe that the pool of targeted customers to which APF markets its financial products will increase. In addition, the larger portfolio will diversify your investment over a broader group of restaurant properties and type of financial investment (for example, mortgage loans and securitizations) with multiple brands and market segments and will reduce the dependence of your investment upon the performance of, and the exposure to the risks associated with, any particular group of restaurant properties currently owned by an individual Fund.

                               Borrowing Policies

--------------------------------------------------------------------------------

                Funds                                      APF
--------------------------------------------------------------------------------

Your Fund is not authorized to incur      APF is not restricted under its
borrowings or is restricted in the        Articles of Incorporation from
amount and nature of borrowings.          incurring debt. At the time of the
Further, your Fund does not incur         Acquisition, APF will have a policy
borrowings in the ordinary course of      of incurring debt only if
business.                                 immediately following such
                                          incurrence the debt-to-total assets
                                          ratio would be 45% or less. APF's
                                          Board of Directors has the ability
                                          to alter or eliminate this policy at
                                          any time.

   As a holder of APF Shares, you will become an investor in an entity that may incur debt in the ordinary course of business and that invests proceeds from borrowings. The ability of APF to incur indebtedness in the ordinary course of business increases the risk of your investment in APF Shares. At the time of the Acquisition, APF will have a policy of incurring debt only if immediately following such occurrence the debt-to-total assets ratio would be 45% or less.

                         Other Investment Restrictions

--------------------------------------------------------------------------------

                Funds                                      APF
--------------------------------------------------------------------------------

The partnership agreements of the         Neither APF's Articles of
Funds contain provisions that             Incorporation nor its Bylaws impose
prohibit (i) the reinvestment in the      any restrictions upon the types of
Fund of cash available for                investments that may be made by APF,
distribution, (ii) the purchase or        except that under the Articles of
lease of any real property without        Incorporation, the Board of
the support of an appraisal report        Directors is prohibited from taking
of an independent appraiser of            any action that would terminate
restaurant properties, (iii) the          APF's status as a REIT, unless a
acquisition of any property in            majority of the stockholders vote to
exchange for interests in the Fund,       terminate such status. APF's
(iv) the acquisition of securities        Articles of Incorporation and Bylaws
of other issuers or (v) the making        do not impose any restrictions upon
of mortgage loans, junior deeds of        the vote to terminate such status.
trust or similar obligations. The         APF's Articles of Incorporation and
Funds are generally not authorized        Bylaws do not impose any
to raise additional funds for (or         restrictions on dealings between APF
reinvest net sales or refinancing         and directors, officers and
proceeds in) new investments, absent      affiliates thereof. The Maryland
amendments to their partnership           General Corporation Law ("MGCL"),
agreements, and a substantial number      however, requires that the material
of the Funds are not authorized to        facts of the relationship, the
reinvest net sales or refinancing         interest and the transaction must be
proceeds in new investments or            (i) disclosed to the Board of
redeem or repurchase Units.               Directors and approved by the
                                          affirmative vote of a majority of
                                          the disinterested directors, (ii)
                                          disclosed to the stockholders and
                                          approved by the affirmative vote of
                                          a majority of the disinterested
                                          stockholders, or (iii) in fact fair
                                          and reasonable. In addition, APF has
                                          adopted a policy which requires that
                                          all contracts and transactions
                                          between APF and directors, officers
                                          or affiliates thereof must be
                                          approved by the affirmative vote of
                                          a majority of the disinterested
                                          directors.

   Some of the Fund's partnership agreements contain provisions which prohibit or hinder further investment by the Fund. The organizational documents of APF, however, provide APF with wide latitude in choosing the type of investments it may pursue.

                               Management Control

--------------------------------------------------------------------------------

                Funds                                      APF
--------------------------------------------------------------------------------

As the general partners of the            The Board of Directors will direct
Funds, we are generally vested with       the management of APF's business and
the exclusive right and power to          affairs subject to restrictions
conduct the business and affairs of       contained in APF's Articles of
the Funds and may appoint, contract       Incorporation and Bylaws and
or otherwise deal with any person,        applicable law. The Board of
including employees of our                Directors, the majority of which
affiliates, to perform any acts or        will be independent directors, will
services for the Funds necessary or       be elected at each annual meeting of
appropriate for the conduct of the        the stockholders. The policies
business and affairs of the Funds.        adopted by the Board of Directors
As a Limited Partner of a Fund, you       may be altered or eliminated without
have no right to participate in the       a vote of the stockholders.
management and control of your Fund       Accordingly, except for their vote
and have no voice in your Fund's          in the elections of directors and
affairs except on certain limited         their vote in certain major
matters that may be submitted to a        transactions, stockholders will have
vote of the Limited Partners under        no control over the ordinary
the terms of your Fund's partnership      business policies of APF. The Board
agreement. Under each Fund's              of Directors cannot change APF's
partnership agreement, Limited            policy of maintaining its status as
Partners have the right to remove us      a REIT, however, without the
by a majority vote in interest with       majority vote of the stock entitled
or without cause. In all cases,           to be voted.
however, our removal can only occur
if the Limited Partners find a
successor general partner.

   Under the partnership agreements for the Funds, we generally are vested with the exclusive right and power to conduct the business and affairs of the Funds. As a Limited Partner, you have no voice in the affairs of the Funds except on certain limited matters. All of the Funds permit our removal by the Limited Partners without cause. Under APF's Articles of Incorporation and Bylaws, the Board of Directors directs management of APF. Except for their vote in the elections of directors and their vote in certain major transactions, stockholders have no control over the management of APF.

                                Fiduciary Duties

--------------------------------------------------------------------------------

                Funds                                      APF
--------------------------------------------------------------------------------

As a Florida limited partnership,         Under the MGCL, the directors must
Florida law provides that we are          perform their duties in good faith,
accountable as fiduciaries to the         in a manner that they reasonably
Funds and owe the Fund and its            believe to be in the best interests
Limited Partners a duty of loyalty        of APF and with the care of an
and a duty of care, and are required      ordinary prudent person in a like
to exercise good faith and fair           position. Directors of APF who act
dealing in conducting the affairs of      in such a manner generally will not
the Funds. The duty of good faith         be liable to APF for monetary
requires that we deal fairly and          damages arising from their
with complete candor toward the           activities.
Limited Partners. The duty of
loyalty requires that, without the
Limited Partners' consent, we may
not have business or other interests
that are adverse to the interests of
the Funds. The duty of fair dealing
also requires that all transactions
between ourselves and the Funds be
fair in the manner in which the
transactions are effected and in the
amount of the consideration received
by us.

   We, as the general partners of the Funds, and the Board of Directors of APF, respectively, owe fiduciary duties to their constituent parties. Some courts have interpreted the fiduciary duties of the Board of Directors in the same way as the duties of a general partner in a limited partnership. Other courts, however, have suggested that our duties to you and the other Limited Partners may be greater than the fiduciary duties of the directors of APF to APF's stockholders. It is unclear, however, whether, or to what extent, there are actual differences in such fiduciary duties.

                   Management's Liability and Indemnification

--------------------------------------------------------------------------------

                Funds                                      APF
--------------------------------------------------------------------------------

Under Florida law, we, as the             APF's Articles of Incorporation
general partners of the Funds, are        provide that the liability of APF's
liable for the repayment of Fund          directors and officers to APF and
obligations and debts, unless             its stockholders for money damages
limitations upon such liability are       is limited to the fullest extent
expressly stated in the document or       permitted under the MGCL. The
instrument evidencing the obligation      Articles of Incorporation and the
(for example, a loan structured as a      MGCL provide broad indemnification
nonrecourse obligation). Each Fund's      to directors and officers, whether
partnership agreement generally           serving APF or at its request any
provides that we will not be held         other entity, to the fullest extent
liable for any costs arising out of       permitted under the MGCL. APF will
our action or inaction that we            indemnify its present and former
reasonably believed to be in the          directors and officers, among
best interests of a Fund except that      others, against judgments,
we will be liable for any costs           penalties, fines, settlements and
which arise from our own fraud,           reasonable expenses actually
negligence, misconduct or other           incurred by them in connection with
breach of fiduciary duty. In cases        any proceeding to which they may be
in which we are indemnified, any          made a party by reason of their
indemnity is payable only from the        service in those or other
assets of the Fund.                       capacities, unless it is established
                                          that (a) the act or omission of the
                                          director or officer was material to
                                          the matter giving rise to the
                                          proceeding and (i) was committed in
                                          bad faith or (ii) was the result of
                                          active and deliberate dishonesty,
                                          (b) the director or officer actually
                                          received an improper personal
                                          benefit in money, property or
                                          services, or (c) in the case of any
                                          criminal proceeding, the director or
                                          officer had reasonable cause to
                                          believe that the act or omission was
                                          unlawful. Under the MGCL, however,
                                          APF may not indemnify for an adverse
                                          judgment in a suit by or in the
                                          right of the corporation. The Bylaws
                                          of APF require that APF, as a
                                          condition to advancing
                                          indemnification expenses, obtain (a)
                                          a written affirmation by the
                                          director or officer of his good
                                          faith belief that he has met the
                                          standard of conduct necessary for
                                          indemnification by APF as authorized
                                          by the Bylaws and (b) a written
                                          statement by or on his behalf to
                                          repay the amount paid or reimbursed
                                          by APF if it shall ultimately be
                                          determined that the standard of
                                          conduct was not met.

   In each of the Funds, we will only be held liable for costs which arise from our own fraud, negligence, misconduct or other breach of fiduciary duty, and may be indemnified in certain cases. The liability of APF's directors and officers is limited to the fullest extent permitted under the MGCL and such directors and officers are indemnified by APF to the fullest extent permitted by the MGCL .

                            Antitakeover Provisions

--------------------------------------------------------------------------------

                Funds                                      APF
--------------------------------------------------------------------------------

For each Fund, a change in                APF's Articles of Incorporation and
management may be effected only by        Bylaws contain a number of
our removal as the general partners       provisions that may have the effect
of the Fund. See "Management              of delaying or discouraging a change
Control" above for a discussion           in control of APF, even if the
regarding our removal as general          change in control might be in the
partners of a Fund. In addition, we       best interests of stockholders.
may restrict transfers of your            These provisions include, among
Units. An assignee of Units may not       others, (i) authorized capital stock
become a substitute Limited Partner,      that may be classified and issued as
entitling him, her or it to vote on       a variety of equity securities in
matters that may be submitted to the      the discretion of the Board of
partners for approval, unless we          Directors, including securities
consent to such substitution.             having superior voting rights to the
                                          APF Shares, (ii) restrictions on
                                          business combinations with persons
                                          who acquire more than a certain
                                          percentage of APF Shares, (iii) a
                                          requirement that directors be
                                          removed only for cause and only by a
                                          vote of stockholders holding at
                                          least a majority of all of the
                                          shares entitled to be cast for the
                                          election of directors, and (iv)
                                          certain ownership limitations which
                                          are designed to protect APF's status
                                          as a REIT under the Code. See
                                          "Description of Capital Stock."

   Certain provisions of the governing documents of the Funds and APF could be used to deter attempts to obtain control of the Funds or APF in transactions not approved by us or by APF's Board of Directors, respectively.

                                      Sale

--------------------------------------------------------------------------------

                Funds                                      APF
--------------------------------------------------------------------------------

Each Fund's partnership agreement         Under the MGCL, the Board of
allows the sale of all or                 Directors is required to obtain
substantially all of the assets of        approval of the stockholders by the
the Fund with the consent of the          affirmative vote of two-thirds of
Limited Partners holding a majority       all the votes entitled to be cast on
of the outstanding Units.                 the matter in order to sell all or
                                          substantially all of the assets of
                                          APF. No approval of the stockholders
                                          is required for the sale of less
                                          than substantially all of APF's
                                          assets.

   Under each of the Fund's partnership agreements and APF's Articles of Incorporation, the sale of assets may be effected with various specified levels of Limited Partner or stockholder consent. Under the partnership agreements and the Articles of Incorporation, the sale of assets which do not amount to all or substantially all of the assets of the Funds or APF does not require any consent of the Limited Partners or APF's stockholders, respectively.

                                     Merger

--------------------------------------------------------------------------------

                Funds                                      APF
--------------------------------------------------------------------------------

Each Fund's partnership agreement is      Under the MGCL, the Board of
silent with respect to the vote           Directors is required to obtain
required for a Fund to participate        approval of the stockholders by the
in a merger. Under Florida law, a         affirmative vote of two-thirds of
merger may be effected upon our           all the votes entitled to be cast on
approval and the approval of the          the matter in order to merge or
Limited Partners holding a majority       consolidate APF with another entity
of the outstanding Units, and the         not at least 90% controlled by it.
satisfaction of certain other
procedural requirements.

   Under applicable law and APF's Articles of Incorporation, mergers by the respective Funds or APF is permitted subject to a certain level of Limited Partner or APF stockholder consent, respectively.

                                  Dissolution

--------------------------------------------------------------------------------

                Funds                                      APF
--------------------------------------------------------------------------------

Each Fund may be dissolved with the       Under the MGCL, the Board of
consent of the Limited Partners           Directors is required to obtain
holding a majority of the                 approval of the stockholders by the
outstanding Units.                        affirmative vote of two-thirds of
                                          all votes entitled to be cast on the
                                          matter in order to dissolve APF.

   Under each Fund's partnership agreement and APF's Articles of Incorporation, the respective entities may be dissolved with the consent of a certain percentage of the outstanding Units or APF Shares, as applicable.

                                   Amendments

--------------------------------------------------------------------------------

                Funds                                      APF
--------------------------------------------------------------------------------

Each Fund's partnership agreement         Amendments to APF's Articles of
permits amendment of most of its          Incorporation must be approved by
provisions with the consent of            the Board of Directors and by
Limited Partners holding a majority       holders of a majority of the
of the outstanding Units. Amendments      outstanding APF Shares entitled to
to the Funds' partnership agreements      be voted. An amendment relating to
that require unanimous consent            termination of REIT status requires
include: (i) converting the interest      a vote of the holders of a majority
of a Limited Partner into a general       of the stock entitled to be voted.
partner's interest, (ii) any act
adversely affecting the liability of
a Limited Partner, (iii) altering
the interest of a Limited Partner in
net profits, net losses, gain, loss,
or distributions of cash available
for distribution, sale proceeds or
refinancing proceeds, (iv) reducing
the percentage of partners required
to consent to any action in the
partnership agreements, or (v)
limiting in any manner our liability
as general partners.

We may amend a Fund's partnership
agreement without the consent of the
Limited Partners to reflect a
ministerial amendment, and,
specifically with respect to certain
Funds, amendment required by state
law.

   Amendment to each Fund's partnership agreement may be made with the consent of the Limited Partners. Amendment of APF's Articles of Incorporation requires the consent of both the Board of Directors and a certain percentage of the votes entitled to be cast at a meeting of APF stockholders.

                             Compensation and Fees

--------------------------------------------------------------------------------

                Funds                                      APF
--------------------------------------------------------------------------------

                      Share of Distributable Net Cash Flow

Each Fund's partnership agreement         In each of the Funds, our right to
provides that we, as general              receive a portion of distributable
partners of the Fund, are entitled        cash flow is subordinated to your
to receive a percentage of the net        right to receive a preferred return
cash available for distribution to        on your investment. APF will pay all
the partners of the Fund. For CNL         management expenses, including
Income Funds I through XVI, this          salaries and other compensation
percentage equals 1%. For CNL Income      payable to employees of APF, but as
Funds XVII and XVIII, this                an internally-advised REIT, APF will
percentage equals 5%.                     not otherwise pay a portion of net
                                          cash flow or allocations to
                                          management, except to the extent
                                          they are entitled to such as a
                                          result of owning APF Shares. Such
                                          management expenses will reduce the
                                          funds available for distribution by
                                          APF.

                                Management Fees

Each Fund's partnership agreement         The officers and directors of APF
provides for the payment of a             will receive compensation for their
management fee to the Advisor, our        services as described herein under
affiliate, which provides the day-        "Management." APF will not otherwise
to-day management operation of the        pay any management fees.
Fund's assets. For CNL Income Fund,
Ltd. through CNL Income Fund III,
Ltd. the management fee equals 0.5%
of the value of the total assets
under management valued at cost. For
CNL Income Fund IV, Ltd. through CNL
Income Funds XVIII, Ltd., the
management fee equals 1% of the
gross revenues derived from the
restaurant properties.

In each of the Funds, the Advisor's
right to receive this fee is
subordinated to your right to
receive a preferred return on your
investment.

                          Real Estate Disposition Fee

Each Fund's partnership agreement         None. Certain employees of APF may
provides for the payment to the           receive incentive compensation based
Fund's Advisor, our affiliate, of a       upon APF's profitability.
real estate disposition fee upon the
sale of a restaurant property equal
to the lesser of (i) a competitive
real estate brokerage commission, or
(ii) 3% of sales price of the
restaurant property or properties.

In each of the Funds, the Advisor's
right to receive this fee is
subordinated to your right to
receive a non-cumulative preferred
return on your investment plus your
aggregate adjusted capital
contributions.

       Share of Distributions of Net Sales Proceeds (Not in Liquidation)

Each Fund's partnership agreement         None. Distributions made by APF to
provides for the payment to us of a       its stockholders will be based
portion of distributable net sales        solely on the profitability of APF
proceeds following the payments to        and will not be based on asset
the Limited Partners of preferred         dispositions.
returns and returns of capital
required by the partnership
agreements. For all of the Funds,
our portion of distributable net
sales proceeds equals 5% of the
Fund's distribution of the net sale
proceeds from the disposition of a
restaurant property.

Our right to receive this fee is
subordinated to your right to
receive a cumulative preferred
return on your investment plus your
aggregate invested capital.

                           Reimbursement of Expenses

Each Fund's partnership agreement         As a full-service REIT, APF's
provides that operating expenses          expenses will be paid from its
(which, in general, are those             revenues as expenses are incurred.
expenses relating to the
administration of the Fund by the
Advisor) will be reimbursed at the
lower of cost or 90% percent of the
prevailing rate at which comparable
services could have been obtained by
the Fund in the same geographical
area.

   One of the benefits of the Acquisition is to eliminate the inherent conflicts currently existing among the Funds, our affiliates and us, as the general partners of the Funds.

                            Review of Investor Lists

--------------------------------------------------------------------------------

                Funds                                      APF
--------------------------------------------------------------------------------

Under your Fund's partnership             Under the MGCL, as a stockholder you
agreement, you are entitled, at your      must hold at least 5% of the
expense and upon reasonable request,      outstanding APF Shares before you
to obtain a list of the other             have the right to request a list of
Limited Partners in your Fund.            APF's stockholders. If you meet this
                                          requirement, you may, upon written
                                          request, inspect and, at your
                                          expense, copy during normal business
                                          hours the list of APF's
                                          stockholders.

   Subject to certain limitations, the Limited Partners of Funds and the stockholders of APF are entitled to inspect and, at their own expense, make copies of investor lists.

   The following discussion describes the investment attributes and legal rights associated with your ownership of Units, Notes if you elect the Cash/Notes Option, and APF Shares.

                              Nature of Investment

--------------------------------------------------------------------------------
          Units                     Notes                   APF Shares
--------------------------------------------------------------------------------

The Units you hold         The Notes will be          The APF Shares
constitute equity          senior, unsecured          constitute equity
interests entitling you    obligations of APF and     interests in APF. As a
to your pro rata share     will be issued pursuant    holder of APF Shares,
of cash distributions      to an indenture            you will be entitled to
made to the partners of    qualified under the        your pro rata share of
your Fund. The             Trust Indenture Act of     any dividends or
partnership agreement      1939, as amended. APF      distributions paid with
for each Fund specifies    may issue additional       respect to the APF
how the cash available     senior debt, which may     Shares. The dividends
for distribution,          be secured, only in        payable to you are not
whether arising from       compliance with the        fixed in amount and are
operation or sales or      covenants contained in     only paid if, when and
refinancing, is to be      the Notes and the          as declared by the Board
shared among us, as        Indenture for the          of Directors. In order
general partners of your   issuance of senior debt.   to continue to qualify
Fund, and you and the      The Notes will bear        as a REIT, APF must
other Limited Partners     interest at  % annually    distribute at least 95%
of your Fund. The          and will mature on         of its taxable income
distributions payable by        , 2006. Prior to      (excluding capital
your Fund to its           maturity, interest only    gains), and any taxable
partners are not fixed     payments will be made to   income (including
in amount and depend       you, on a semi-annual      capital gains) not
upon the operating         basis, and on      ,       distributed will be
results and net sales or   2006, the outstanding      subject to corporate
refinancing proceeds       principal balance, plus    income tax.
available from the         interest accruing since
disposition of your        the last payment, will
Fund's assets. Your Fund   be payable to you.
is not authorized to
raise additional funds
for (and is generally
not authorized to
reinvest net sales or
refinancing proceeds in)
new investments, absent
amendments to the
partnership agreement of
your Fund.

   The Units and the APF Shares constitute equity interests. As a Limited Partner of your Fund, you are entitled to your pro rata share of the cash distributions of your Fund, and as a stockholder of APF, you will be entitled to your pro rata share of any dividends or distributions of APF which are paid with respect to the APF Shares. Distributions and dividends payable with respect to Units and APF Shares depend on the performance of the Funds and APF, respectively. In contrast, the Notes constitute senior unsecured debt obligations of APF providing for semi-annual payments of interest only until the Notes mature, at which time accrued interest and the principal balance must be paid.

                               Additional Equity/
                               Potential Dilution

--------------------------------------------------------------------------------
          Units                     Notes                   APF Shares
--------------------------------------------------------------------------------

Since your Fund is not     Since the Notes will be    At the discretion of the
authorized to issue        unsecured debt             Board of Directors, APF
additional equity          obligations of APF,        may issue additional
securities, there can be   their payment will have    equity securities,
no dilution of             priority over dividends    including APF Shares and
distributions to you and   or distributions payable   shares which may be
the other Limited          to APF's stockholders.     classified as one or
Partners.                  However, there are no      more classes or series
                           restrictions on APF's      of common or preferred
                           authority to grant         shares and contain
                           secured debt               certain preferences. The
                           obligations, such as       issuance of additional
                           mortgages, liens or        equity securities by APF
                           other security interests   will result in the
                           in APF's real and          dilution of your
                           personal property, and     percentage ownership
                           such security interests,   interest in APF.
                           if granted, would permit
                           the holders thereof to
                           have a priority claim
                           against such collateral
                           in the event of APF's
                           default under the
                           secured obligations.
                           Also, such secured
                           obligations would have
                           payment priority over
                           the Notes and other
                           unsecured indebtedness
                           of APF.

   As an APF stockholder, your percentage ownership interest in APF will be diluted if APF issues additional APF Shares. Furthermore, APF may issue preferred stock with priorities or preferences with respect to dividends and liquidation proceeds. Payment of the Notes will have priority over distributions on the APF Shares you hold or any class of equity securities that might be issued by APF. Any senior secured obligations issued by APF, however, will have prior claims against the collateral given for security in the event APF defaults in the payments of those secured obligations and will have payment priority over the Notes and other unsecured indebtedness of APF.

                             Liability of Investors

--------------------------------------------------------------------------------
          Units                     Notes                   APF Shares
--------------------------------------------------------------------------------

Under your Fund's          As a holder of Notes,      Under Maryland law, you
partnership agreement      you will not be            will not be personally
and under Florida law,     personally liable for      liable for the debts or
your liability for your    the debts and              obligations of APF.
Fund's debts and           obligations of APF.
obligations is generally
limited to the amount of
your investment in the
Fund, together with an
interest in
undistributed income, if
any.

   As a holder of Units, your liability for the debts and obligations of your Fund is limited to the amount of your investment. As a holder of Notes or APF Shares, you generally would have no liability for the debts and obligations of APF.

                                 Voting Rights

--------------------------------------------------------------------------------
          Units                     Notes                   APF Shares
--------------------------------------------------------------------------------

Generally, with some       Under the Indenture, you   APF is managed and
exceptions, you and the    will be entitled, as a     controlled by a Board of
other Limited Partners     holder of Notes, to vote   Directors elected by the
of your Fund have voting   on certain major APF       stockholders at the
rights only on             transactions, including    annual meeting of APF.
significant Fund           the merger of APF or the   The MGCL requires that
transactions to the        sale of all or             certain major
extent provided in your    substantially all of       transactions, including
Fund's partnership         APF's assets.              most amendments to APF's
agreement. Such voting                                Articles of
rights include                                        Incorporation, may not
incurrence of debt, sale                              be consummated without
of all or substantially                               the approval of
all of the assets of                                  stockholders. You will
your Fund, certain                                    have one vote for each
amendments to the                                     APF Share you own. APF's
partnership agreement or                              Articles of
our removal.                                          Incorporation permits
                                                      the Board of Directors
                                                      to classify and issue
                                                      shares of capital stock
                                                      in one or more series
                                                      having voting power
                                                      which may differ from
                                                      that of your APF Shares.
                                                      See "Description of
                                                      Capital Stock."

   As a Limited Partner of your Fund or as a holder of Notes of APF, you have or will have limited voting rights. As a stockholder of APF, you will have voting rights that permit you to elect the Board of Directors and to approve or disapprove certain major transactions.

                                   Liquidity

--------------------------------------------------------------------------------
          Units                     Notes                   APF Shares
--------------------------------------------------------------------------------

The Units that represent   While the Notes you hold   The APF Shares will be
your ownership interest    will be freely             freely transferable upon
in your Fund are           transferable, APF will     registration under the
relatively illiquid        not list the Notes, and    Securities Act. The APF
investments with a         no market for the Notes    Shares will be listed on
limited resale market.     is expected to develop.    the NYSE, and APF
The trading volume of      You should not elect to    expects a public market
the Units in the resale    receive Notes unless you   for the APF Shares to
market is limited and      are prepared to hold the   develop. The breadth and
the prices at which        Notes until their          strength of this market
certain Funds' Units       maturity which is          will depend, among other
trade are generally not    approximately seven        things, upon the number
equal to their net book    years from the date that   of APF Shares
value (and applicable      the Acquisition occurs.    outstanding, APF's
federal income tax rules   You should note that,      financial results and
and the partnership        due to the lack of         prospects, and the
agreements of the Funds    market in the Notes and    general interest in
effectively prevent the    their consequent lack of   APF's dividend yield and
development of a more      liquidity, your tax        growth potential
active or substantial      liability as a result of   compared to that of
market for these Units).   the Acquisition may        other debt and equity
Neither you nor any        exceed the liquid assets   securities. See "The
other Limited Partner,     you receive if you have    Acquisition--
individually, can          elected the Cash/Notes     Consideration."
require a Fund to          Option.
dispose of its assets or
redeem your or any other
Limited Partner's
interest in the Fund.

   Your Units have a limited resale market. If APF acquires your Fund in the Acquisition and you receive APF Shares, however, the APF Shares you receive will be freely transferable upon registration under the Securities Act and listing on the NYSE. As a stockholder of APF, you will have the opportunity to achieve liquidity by trading the APF Shares in the public market. If you elect the Cash/Notes Option, however, your ability to achieve liquidity in the Notes will be much more limited since the Notes will not be listed on the NYSE.

                      Expected Distributions and Payments

--------------------------------------------------------------------------------
          Units                     Notes                   APF Shares
--------------------------------------------------------------------------------

Your Fund makes            As a holder of Notes,      APF intends to make
quarterly distributions.   you will generally be      quarterly dividend and
Amounts distributed to     entitled to receive only   distribution payments to
you are derived from       the principal and          its stockholders. The
your pro rata share of     interest payments          amount of such dividends
cash flow from             required under the         and distributions will
operations or cash flow    Notes. You will have no    be established by the
from sales or              right to participate in    Board of Directors,
financings. See            any profits derived from   taking into account the
"Selected Financial        operations of any of       cash needs of APF, funds
Information of the         APF's assets, including    from operations, yields
Funds" for a               restaurant properties      available to
presentation of the cash   acquired as part of the    stockholders, the market
distributions to you and   Acquisition.               price for the APF Shares
the other Limited                                     and the requirements of
Partners of the Funds                                 the Code for
over the five most                                    qualification as a REIT.
recent calendar years.                                Under the Code, APF is
                                                      required to distribute
                                                      at least 95% of REIT
                                                      taxable income. REIT
                                                      taxable income generally
                                                      includes taxable income
                                                      from operations
                                                      (including depreciation
                                                      and deductions) but
                                                      excludes gains from the
                                                      sale or distributions
                                                      from refinancing of
                                                      properties. Unlike the
                                                      Funds, APF is not
                                                      required to distribute
                                                      net proceeds from the
                                                      sale or refinancing of
                                                      restaurant properties.

   Dividends will be paid if, as and when declared by the Board of Directors of APF in its discretion out of funds legally available therefor. If you become a stockholder of APF, you will receive your pro rata share of the dividends and distributions made with respect to the APF Shares. The amount of such dividends and distributions will depend upon APF's revenues, operating expenses, debt service payments, capital expenditures, reserves and funds set aside for expansion. Interest payments made on the Notes will be paid prior to any distributions with respect to the APF Shares and will reduce the amount otherwise distributable to APF's stockholders.

                         Taxation of Taxable Investors

--------------------------------------------------------------------------------
          Units                     Notes                   APF Shares
--------------------------------------------------------------------------------

Your Fund, as a            Interest payments made     APF intends to continue
partnership for federal    on the Notes will          to qualify and be taxed
income tax purposes, is    constitute portfolio       as a REIT. As a REIT,
not subject to tax, but    income which cannot be     APF generally is
you must report your       offset by "passive         permitted to deduct
allocable share of         losses" from other         distributions to its
partnership income and     investments. During        stockholders, which
loss on your tax return,   January of each year,      effectively eliminates
whether or not cash        holders of Notes will      the corporate level of
distributions are made     receive from APF IRS       the "double taxation"
to you. Income from your   Form 1099-INT to show      (imposed at the
Fund generally             the interest payments      corporate and
constitutes "passive       made by APF during the     stockholder levels) that
income" to you, which      prior calendar year.       typically results when a
can generally be offset                               corporation earns income
by "passive losses" from                              and distributes that
your other investments.                               income to stockholders
Generally, by February                                in the form of
15th of each year, you                                dividends. Dividends
receive an annual                                     received by you as an
Schedule K-1 with                                     APF stockholder will
respect to information                                constitute portfolio
about your Fund for                                   income, which cannot be
inclusion on your                                     offset by "passive
federal income tax                                    losses" from other
returns.                                              investments. The
                                                      distributions from APF
You must file state                                   may, in certain
income tax returns and                                circumstances,
incur state income tax                                constitute a larger
in most states in which                               portion of taxable
your Fund has restaurant                              income than in the case
properties.                                           of your Fund. This is
                                                      because a partnership's
                                                      operating income is
                                                      sheltered from current
                                                      taxation by the
                                                      partnership's
                                                      depreciation deductions,
                                                      while the amount of a
                                                      REIT distribution that
                                                      is taxable as a dividend
                                                      is computed under less
                                                      favorable rules. During
                                                      January of each year,
                                                      APF stockholders
                                                      (including you) will be
                                                      mailed the less complex
                                                      Form 1099-DIV used by
                                                      corporations that pay
                                                      dividends to their
                                                      stockholders. APF
                                                      stockholders are not
                                                      required to file state
                                                      income tax returns
                                                      and/or pay state income
                                                      taxes outside of their
                                                      state of residence with
                                                      respect to APF's
                                                      operations. APF will be
                                                      required to pay state
                                                      income taxes in certain
                                                      states where it is
                                                      qualified to do
                                                      business.

   Each Fund is a pass-through entity whose income and loss is not taxed at the entity level but instead allocated directly to us, as the general partners, and to you and the other Limited Partners. You are taxed on income or loss allocated to you whether or not cash distributions are made to you. In contrast, APF intends to continue to qualify as a REIT allowing it to deduct dividends paid to its stockholders. To the extent APF has taxable income (after taking into account the "dividends paid" deduction), such income is taxed at APF's level at the standard corporate tax rates. Dividends paid to APF stockholders will constitute portfolio income and not passive income. Holders of Notes will recognize portfolio income on the interest payments received on the Notes.

                        Taxation of Tax-Exempt Investors

--------------------------------------------------------------------------------
          Units                     Notes                   APF Shares
--------------------------------------------------------------------------------

None of the type of        Interest income received   Dividends received from
income distributed by      by certain tax-exempt      APF by tax-exempt
the Funds is               investors will not be      investors should not
characterized as           characterized as UBTI so   constitute UBTI if the
unrelated business         long as the tax-exempt     tax-exempt APF
taxable income (or UBTI)   investor does not hold     stockholder did not
if the tax-exempt          its Notes subject to       finance its acquisition
investor did not finance   acquisition                of the APF Shares with
its acquisition of the     indebtedness.              indebtedness.
Units with indebtedness.

   A tax-exempt entity is treated as owning and carrying on the business activity conducted by a partnership in which such entity owns an interest. Accordingly, to the extent a tax-exempt entity owns Units in the Funds, the income received by the Funds must not constitute UBTI in order for the tax-exempt investor to avoid taxation. In general, income attributable to the APF Shares is not UBTI. Similarly, as a general matter, interest income received under the Notes is not UBTI.

                               VOTING PROCEDURES

Distribution of Solicitation Materials

   This Consent Solicitation, together with the accompanying transmittal letter, the power of attorney and the Limited Partner consent (we refer, collectively, to the power of attorney and Limited Partner consent as the consent form), constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" your Fund's participation in the Acquisition.

   In order for APF to acquire your Fund, the Limited Partners holding units greater than 50% of the outstanding Units of your Fund must approve the Acquisition. Your Fund will be acquired by a merger with the Operating Partnership, which is an indirect, wholly-owned limited partnership of APF, in the manner described below and in the Supplement relating to your Fund. Therefore, if you are not planning to attend the special meeting of the Limited Partners of your Fund and vote in person, you should complete and return the consent form before the expiration of the solicitation period which is the time period during which Limited Partners may vote "For" or "Against" the Acquisition (the "Solicitation Period"). The Solicitation Period will commence
upon delivery of the solicitation materials to you (on or about      , 1999),
and will continue until the later of (a)      , 1999 (a date not less than 60
calendar days from the initial delivery of the solicitation materials), or (b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the Solicitation Period. Under no circumstances will the Solicitation Period be extended beyond December 31, 1999. Any consent form received by the company that we hired to tabulate your votes, Corporate Election Services, prior to 5:00 p.m., Eastern time, on the last day of the Solicitation Period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the Solicitation Period, your Units will be counted as voting "Against" the Acquisition and you will receive APF Shares if your Fund is acquired.

   The consent form consists of two parts. Part A seeks your consent to the Acquisition and certain related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve differ for each Fund and are explained in detail in the individual Supplement for each Fund. Some Funds are required to have amendments to their partnership agreements in order to permit APF to acquire such Funds in the Acquisition. You should review the Supplement to see if your Fund's partnership agreement requires amendment. If you have interests in more than one Fund, you will receive multiple Supplements and consent forms which will provide for separate votes for each Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter (including the Acquisition), you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without needing to obtain your signature on multiple documents.

Special Meetings

   We, as general partners of the Funds, have scheduled special meetings of the Limited Partners of each of the Funds (the "Special Meetings") to discuss the solicitation materials and the terms of the Acquisition prior to voting on the Acquisition. The Special Meetings will be held at 10:00 a.m., Eastern time, on
     , 1999, at     . We, APF's management, and D.F. King & Co. intend to
solicit actively your support for the Acquisition and would like to use the Special Meetings to answer questions about the Acquisition and the solicitation materials and to explain the reasons for the recommendation that you vote to approve the Acquisition. Costs of solicitation will be allocated as set forth in "The Acquisition--Acquisition Expenses." No person will receive compensation contingent upon solicitation of a favorable vote.

Required Vote and Other Conditions

   In order for APF to acquire your Fund, Limited Partners of your Fund holding a majority of the outstanding Units and we, as the general partners of your Fund, must approve the Acquisition and, with respect to certain Funds, approve the amendments to the Fund's partnership agreement. For a more detailed discussion relating to your Fund and whether any amendment is required, please review the accompanying Supplement. See "The Acquisition."

   Record Date and Outstanding Partnership Units. The record date is      ,
1999 for all Funds. As of September 30, 1998, the following number of Units were held of record by the number of Limited Partners indicated below:

                                                                   Number of Units
                             Number of     Number of Units Held Required for Approval
Fund                      Limited Partners      of Record          of Acquisition
----                      ---------------- -------------------- ---------------------
CNL Income Fund, Ltd           1,065                30,000               15,001
CNL Income Fund II, Ltd        2,208                50,000               25,001
CNL Income Fund III, Ltd       2,043                50,000               25,001
CNL Income Fund IV, Ltd        2,917                60,000               30,001
CNL Income Fund V, Ltd         2,485                50,000               25,001
CNL Income Fund VI, Ltd        2,987                70,000               35,001
CNL Income Fund VII, Ltd       3,154            30,000,000           15,000,001
CNL Income Fund VIII,
 Ltd                           3,437            35,000,000           17,500,001
CNL Income Fund IX, Ltd        3,394             3,500,000            1,750,001
CNL Income Fund X, Ltd         3,527             4,000,000            2,000,001
CNL Income Fund XI, Ltd        3,189             4,000,000            2,000,001
CNL Income Fund XII, Ltd       3,452             4,500,000            2,250,001
CNL Income Fund XIII,
 Ltd                           3,050             4,000,000            2,000,001
CNL Income Fund XIV, Ltd       3,017             4,500,000            2,250,001
CNL Income Fund XV, Ltd        2,709             4,000,000            2,000,001
CNL Income Fund XVI, Ltd       3,016             4,500,000            2,250,001
CNL Income Fund XVII,
 Ltd                           1,610             3,000,000            1,500,001
CNL Income Fund XVIII,
 Ltd                           1,567             3,500,000            1,750,001

   You are entitled to one vote for each Unit held. Accordingly, the number of Units entitled to vote with respect to the Acquisition is equivalent to the number of Units held of record at the record date.

   Investor Lists. Under Rule 14a-7 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), your Fund is required, upon your written request, to provide to you (i) a statement of the approximate number of Limited Partners in your Fund and (ii) the estimated cost of mailing a proxy statement, form of proxy or other similar communication to your Fund's Limited Partners. In addition, you have the right, at our option, either (a) to have your Fund mail (at your expense) copies of any consent statement, consent form or other soliciting materials furnished by you to the other Limited Partners of your Fund or (b) to have the Fund deliver to you, within five business days of the receipt of the request, a reasonably current list of the names, addresses and Units held by the Limited Partners of your Fund. The right to receive the list of Limited Partners is subject to your payment of the cost of mailing and duplication at a rate of $0.25 per page.

   Tabulation of Votes. An automated system administered by Corporate Election Services will tabulate the votes. Abstentions will be tabulated with respect to the Acquisition and related matters. Abstentions will have the effect of a vote against the Acquisition, as will the failure to return a consent form and broker nonvotes (where a broker submits a consent but does not have authority to vote a Limited Partner's Units on one or more matters).

   Revocability of Consent. You can change your vote at any time before your consent is voted at the Special Meeting. You can do this in three ways: first, you can send us a written statement that you would like to revoke your consent; second, you can send us a new consent form; or third, you can attend the special meeting and vote in person.

                   SELECTED HISTORICAL FINANCIAL DATA OF APF

     The following table sets forth certain financial information for APF, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of APF" and the Financial Statements included elsewhere in this Consent Solicitation.

                              Nine Months Ended
                                September 30,              Year Ended December 31,
                          ------------------------- -------------------------------------
                              1998         1997         1997         1996        1995
                          ------------ ------------ ------------ ------------ -----------
Revenues................  $ 29,065,110 $ 12,252,450 $ 19,457,933 $  6,206,684 $   659,131
Net earnings............    23,163,853    9,737,809   15,564,456    4,745,962     368,779
Cash distributions (1)..    26,460,446   10,879,969   16,854,297    5,436,072     638,618
Funds from operations
 (2)....................    26,408,569   11,042,307   17,732,888    5,355,464     471,670
Earnings per APF Share..          0.49         0.48         0.66         0.59        0.19
Cash distributions
 declared per APF
 Share..................          0.57         0.55         0.74         0.71        0.31
Weighted average number
 of APF Shares
 outstanding (3)........    47,633,909   20,368,867   23,423,868    8,071,670   1,898,350
                                September 30,                   December 31,
                          ------------------------- -------------------------------------
                              1998         1997         1997         1996        1995
                          ------------ ------------ ------------ ------------ -----------
Total assets............  $566,383,967 $288,151,045 $339,077,762 $134,825,048 $33,603,084
Total stockholders' eq-
 uity...................   551,905,382  255,603,278  321,638,101  122,867,427  31,980,648

--------
(1) Approximately 12%, 10%, 8%, 13% and 42% of cash distributions ($0.07, $0.06, $0.06, $0.09 and $0.13 per APF Share) for the nine months ended September 30, 1998 and 1997, and the years ended December 31, 1997, 1996 and 1995, respectively, represent a return of capital in accordance with generally accepted accounting principles ("GAAP"). Cash distributions treated as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net earnings on a GAAP basis.
(2) Funds from operations ("FFO"), based on the revised definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") and as used herein, means net earnings determined in accordance with GAAP, excluding gains or losses from debt restructuring and sales of restaurant properties, plus depreciation and amortization of real estate assets, plus amortization of direct financing leases, and after adjustments for unconsolidated partnerships and joint ventures. (Net earnings determined in accordance with GAAP include the noncash effect of straight-lining rent increases throughout the lease term and/or rental payments during the construction of a restaurant property prior to the date it is placed in service. Straight-lining rent is a GAAP convention requiring real estate companies to report rental revenue based on the average rent per year over the life of the lease. During the nine months ended September 30, 1998 and 1997, and the years ended December 31, 1997, 1996 and 1995, net earnings included $2,315,968, $1,259,180,
    $1,941,054, $517,067 and $39,142, respectively, of these amounts.) FFO was restated by APF for the nine months ended September 30, 1998 and 1997, and for the years ended December 31, 1997, 1996 and 1995 to add back the amortization of direct financing leases. FFO was developed by NAREIT as a relative measure of performance and liquidity of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. However, FFO (i) does not represent cash generated from operating activities determined in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events that enter into the determination of net earnings), (ii) is not necessarily indicative of cash flow available to fund cash needs and (iii) should not be considered as an alternative to net earnings determined in accordance with GAAP as an indication of APF's operating performance, or to cash flow from operating activities determined in accordance with GAAP as a measure of either liquidity or APF's ability to make distributions. Accordingly, APF believes that in order to facilitate a clear understanding of the consolidated historical operating results of APF, FFO should be considered in conjunction with APF's net earnings and cash flows as reported in the accompanying consolidated financial statements and notes thereto.
(3) The weighted average number of APF Shares outstanding for the year ended December 31, 1995 is based upon the period APF was operational.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                        AND RESULTS OF OPERATIONS OF APF

   The following discussion relates to APF's financial condition and results of operations as of September 30, 1998. Accordingly, it does not reflect the
acquisition of the CNL Restaurant Businesses which occurred on      , 1999, as
discussed elsewhere in this Consent Solicitation.

   Statements contained in this Consent Solicitation, particularly in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections, including, without limitation, the Year 2000 compliance disclosure, that are not historical facts may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. Although APF believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, APF's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference include the following: changes in general economic conditions, changes in real estate conditions, APF's ability to raise capital from debt and equity offerings, APF's ability to invest the proceeds of its offerings, APF's ability to locate suitable tenants for its restaurant properties and borrowers for its mortgage loans, and the ability of tenants and borrowers to make payments under their respective leases, secured equipment leases or mortgage loans.

Overview

   APF provides real estate financing to operators of national and regional restaurant chains primarily through triple-net lease financing. As of September 30, 1998, APF had invested more than $480 million in 357 restaurant properties diversified among 35 restaurant chains in 37 states.

   The financial results for the nine months ended September 30, 1998 and 1997 and years ended December 31, 1997, 1996 and 1995 reflect the consolidated results of APF. During 1998, APF formed two wholly-owned subsidiaries, which serve as the general partner and limited partner of a newly formed UPREIT. APF expects eventually to place all properties currently owned by APF into the limited partnership of the UPREIT and operate APF as a holding company which will conduct its business through this limited partnership called APF Partners, LP. or, as we have referred to it in this Consent Solicitation, the Operating Partnership. Upon listing the APF Shares with the NYSE, APF expects to use the Operating Partnership units (which mirror APF Shares and will be exchangeable into APF Shares on a one-for-one basis) as currency in acquisitions. APF's ability to make potential acquisitions using Operating Partnership units may make certain acquisitions more attractive to potential sellers because the transactions would permit a tax deferral and would give the seller control over the timing of gain recognition and payment of federal income taxes. Management anticipates that the use of the Operating Partnership units will provide APF additional acquisition opportunities.

Results of Operations

 Nine Months Ended September 30, 1998 Compared to Nine Months Ended September 30, 1997

   APF's revenues and net earnings more than doubled for the nine months ended September 30, 1998 as compared to the same period in 1997. Revenues increased $16.8 million primarily a result of increased financing to operators of national and regional restaurant chains totaling $168.9 million during the nine months ended September 30, 1998 compared to $131.7 million for the same period in 1997. APF continues to focus on providing net-lease and mortgage financing to restaurant chains and top franchisees in certain restaurant systems. As of September 30, 1998, approximately 90% of APF's financings was provided to either the franchisor or top five franchisee in a particular chain (based on sales). Weighted average base lease rates on the new investments were 9.98% for the nine months ended September 30, 1998 as compared to 10.80% for the corresponding period in 1997. APF's growth has resulted in increased chain diversification as APF's tenants and borrowers include 38 restaurant chains compared to 26 at September 30, 1997. In addition, APF's restaurants are geographically dispersed among 37 states at September 30, 1998 versus 32 states at September 30, 1997.

   The increase in other interest income to $4.8 million for the nine months ended September 30, 1998 compared to $1.3 million for the corresponding period in 1997 related to higher cash and cash equivalents balances pending investment. APF's weighted average cash and cash equivalents balance was $87.7 million and $39.8 million during the nine months ended September 30, 1998 and 1997, respectively. This increased cash balance resulted from equity proceeds of $259.6 million raised during the nine months ended September 30, 1998 compared to $149.2 million for the nine months ended September 30, 1997.

   Operating expenses, including depreciation and amortization, increased to $5.9 million for the nine months ended September 30, 1998 compared to $2.5 million for the nine months ended September 30, 1997. The increased expense was a function of a larger property portfolio. General operating and administrative expenses decreased to 5.0% of revenues from 5.4% for the nine months ended September 30, 1998 and 1997, respectively, as a result of the increase in APF's assets and increased operating and administrative efficiencies.

   In October 1998, Boston Chicken, Inc and its affiliates, tenants of 27 Boston Market restaurant properties, filed a voluntary petition for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code, and two additional Boston Market operators, tenants in three additional Boston Market restaurant properties, also filed voluntary petitions for bankruptcy protection. As a result of these bankruptcy filings, these tenants have the legal right to reject or affirm one or more leases with APF. To date the restaurants on 13 of these restaurant properties have been closed. Of the 13 properties with closed restaurants, the tenants have rejected 12 leases, accounting for approximately 3% of APF's rental, earned and interest income for the year ended December 31, 1998. While the tenants have not rejected or affirmed the remaining 18 leases, there can be no assurance that some or all of these leases will not be rejected in the future. The lost revenues resulting from the rejection of all 30 leases could have an adverse effect on the results and operations of APF if APF is unable to re-lease the restaurant properties in a timely manner. Currently, APF is actively marketing the 13 closed restaurant properties to existing and prospective clients and operators of local and regional restaurant chains.

   During the nine months ended September 30, 1998, one of APF's lessees and borrowers, Foodmaker, Inc., contributed more than 10% of APF's total rental, earned and interest income relating to its restaurant properties, mortgage loans, secured equipment leases and certificates. In addition, two restaurant chains, Jack in the Box and Golden Corral Family Steakhouse Restaurants each accounted for more than 10% of APF's total rental, earned and interest income relating to restaurant properties. In the event that certain lessees, borrowers or restaurant chains contribute more than 10% of APF's rental, earned income and interest income in future years, any failure of such lessees, borrowers or restaurant chains could materially affect APF's income. Each of these chains is expected to be a relatively smaller portion of the entire portfolio as APF grows.

   Approximately 86% of APF's net leases provide a purchase option and approximately 10% are currently exercisable. Generally, the purchase options are exercisable at the greater of fair market value or 120% of the cost of the restaurant property. APF does not expect the exercise of purchase options to be significant. APF sold three and five properties during the nine months ended September 30, 1998 and 1997, respectively. The properties were sold at their carrying value and no gain or loss was recognized for financial reporting purposes. APF reinvested the proceeds from the sale of restaurant properties in additional restaurant properties. In addition, three restaurant properties were exchanged for replacement properties during the nine months ended September 30, 1998. No gain or loss was recognized due to these transactions being accounted for as nonmonetary exchanges of similar assets.

The Years Ended December 31, 1997, 1996 and 1995

   APF's revenues and net earnings increased over the three year period. Revenues increased to $19.5 million for the year ended December 31, 1997 from $6.2 million and $659,131 for the years ended December 31, 1996 and 1995, respectively. The increase was primarily a result of increased financing to operators of national and regional restaurant chains totaling $179.1 million during year ended December 31, 1997 compared to $69.0 million and $24 million for the same period in 1996 and 1995, respectively. APF focused on providing triple-net lease and mortgage financing to restaurant chains and top franchisees of certain restaurant chains. At

December 31,1997, approximately 90% of APF's financing was provided to either the franchisor or top franchisee in a particular restaurant chain (based on sales). Weighted average base lease rates on the new investments were 10.69% in 1997 as compared to 11.15% and 11.09% in 1996 and 1995, respectively. APF's growth has resulted in increased restaurant chain and geographic diversification. APF's tenants and borrowers include 29 restaurant chains at December 31, 1997 compared to 13 at December 31, 1996 and six at December 31, 1995. In addition, APF's restaurants were dispersed among 35 states at December 31, 1997 versus 20 at December 31, 1996.

   The increase in other interest income to $2.3 million for the year ended December 31, 1997 compared to $773,404 and $118,859 during 1996 and 1995, respectively, was primarily a result of higher cash and cash equivalent balances pending investment. APF's weighted average cash and cash equivalents balance for 1997 was $42.1 million compared to $17.8 million and $2.9 million in 1996 and 1995, respectively. This increased cash balance resulted from equity proceeds of $222.5 million raised during 1997 compared to $100.8 million in 1996 and $38.5 million in 1995.

   Operating expenses, including depreciation and amortization, increased to $3.9 million during 1997 from $1.4 million in 1996 and $290,276 in 1995. The increasing expense was a function of a larger portfolio. Total assets increased to $339 million at December 31, 1997 from $135 million at December 31, 1996. General and administrative expenses decreased to 4.9% of total revenues during 1997 compared to 8.7% and 20.4% in 1996 and 1995, respectively, as a result of the increase in APF's assets and increased operating and administrative efficiencies.

   During 1997, three of APF's lessees and borrowers, or affiliated groups of lessees and borrowers, Castle Hill, Foodmaker, Inc. and Houlihan's Restaurants Inc., each contributed more than 10% of APF's total rental, earned income and interest income relating to its restaurant properties, mortgage loans and secured equipment leases. Castle Hill is a Pizza Hut franchisee and Foodmaker operates and franchises Jack in the Box restaurants. Houlihan's Restaurants is the franchisor of a casual dining chain. In addition, four restaurant chains, Pizza Hut, Golden Corral Family Steakhouse Restaurants, Jack in the Box and Boston Market, each accounted for more than 10% of APF's total rental, earned income and interest income relating to restaurant properties. In the event that certain lessees, borrowers or restaurant chains contribute more than 10% of APF's rental, earned income and interest income in future years, any failure of such lessees, borrowers or restaurant chains could materially affect APF's income.

Funds from Operations ("FFO")

   FFO, as defined by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") and as used herein, means net income
(loss) (determined in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization of real estate assets, plus amortization of direct financing leases, and after adjustments for unconsolidated partnerships and joint ventures. FFO was restated by APF for the years ended December 31, 1997, 1996 and 1995. FFO was developed by NAREIT as an alternative measure of performance and liquidity of an equity REIT because income-producing real estate historically has not depreciated on the basis determined under GAAP. FFO alone does not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered an alternative to net earnings as an indication of APF's performance. The following summarizes FFO of APF for the nine months ended September 30, 1998 and 1997 and for each of the three years ended December 31, 1997.

                             Nine Months Ended
                               September 30,          Year Ended December 31,
                          ----------------------- -------------------------------
                             1998        1999        1997        1996      1995
                          ----------- ----------- ----------- ---------- --------
Net Earnings............  $23,163,853 $ 9,737,809 $15,564,456 $4,745,962 $368,779
Adjustments:
Depreciation and amorti-
 zation of real estate
 assets.................    2,690,021   1,101,590   1,791,064    517,870  101,813
Amortization of direct
 financing leases.......      554,695     202,908     377,368     91,632    1,078
                          ----------- ----------- ----------- ---------- --------
FFO.....................  $26,408,569 $11,042,307 $17,732,888 $5,355,464 $471,670
                          =========== =========== =========== ========== ========

Liquidity and Capital Resources

   During the nine months ended September 30, 1998, APF originated $189.4 million in triple-net lease and mortgage financing. The investments were funded by equity proceeds received in offerings that totaled $233.6 million at September 30, 1998, after offering expenses. Since inception, APF has raised equity proceeds net of offering expenses of $557.2 million which has funded more than $453.7 million in triple-net lease restaurant real estate and mortgages. APF completed its most recent offering at the end of 1998 at which time APF had an equity capitalization of approximately $750 million. The uninvested offering proceeds will be used to invest in restaurant properties and to originate mortgages.

   APF invested $16.1 million of the offering proceeds in franchise loan certificates in a mortgage loan securitization sponsored by an affiliate of the Advisor. APF believes this investment represents an opportunity for APF to achieve investment returns similar to those generated by its triple-net leased restaurant properties. In addition, APF has pre-existing triple-net leasing arrangements with the majority of the borrowers underlying the pool of loans. Prior to acquiring the securitization interests, APF engaged a nationally recognized investment banking firm to evaluate its investment in the securitization interests and the firm provided a valuation letter to APF that the purchase price paid by APF was consistent with the estimated value of the cash flow expected to be generated from the securitization interests. APF invested in securities rated BB and B as well as a non-rated class.

   At September 30, 1998, APF had cash, cash equivalents and a certificate of deposit of $90.7 million and had $28.2 million available on its $35 million line of credit. These commitments were extended to several large operators of national and regional restaurant chains such as Jack in the Box, RTM and Sybra, which are large Arby's franchisees, Golden Corral and DenAmerica. APF's current line of credit expires in July 1999 and provides financing for equipment leases. The unsecured revolving line provides that borrowings thereunder bear interest at the then current LIBOR plus a margin spread of 1.65%. Approximately $27.7 million in equipment financing has been funded since inception. APF, from time to time, uses uninvested net offering proceeds to repay a portion of or all of the balance outstanding under the line of credit pending the investment of such offering proceeds in restaurant properties or mortgage loans in order to reduce APF's interest cost during such period.

   APF anticipates that it will increase and renegotiate the line of credit in the first quarter of 1999 increasing the line to approximately $250 million to $300 million at which time it will provide equipment, triple net lease and mortgage financing. The remaining equity financing combined with a larger revolving line of credit is expected to provide adequate funding through 1999.

   APF generated $27.0 million in operating cash flow during the nine months ended September 30, 1998 and distributed $26.5 million to stockholders representing a yield of 7.625%. Management anticipates that cash generated from operations will be sufficient to meet operating requirements and provide the level of stockholder distributions required to maintain APF's status as a REIT.

   Generally, APF's leases as of September 30, 1998 were triple-net leases and generally contain provisions that management believes will mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain restaurant sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Management expects that increases in restaurant sales volumes due to inflation and real sales growth should result in an increase in rental income over time. Continued inflation also may cause capital appreciation of APF's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.

Year 2000

   The Year 2000 problem results from a programming convention in many computer systems and applications that abbreviates dates by eliminating the first two digits of the year, assuming that these two digits would always be "19". Unless corrected, this shortcut would cause system malfunctions when the century date occurs. On or before that date, some computer programs may misinterpret the date January 1, 2000 as January 1, 1900. This could cause systems to incorrectly process critical financial and operational information, or stop processing altogether.

   APF does not currently have any information technology systems. To date the Advisor has provided all services requiring the use of information technology systems pursuant to a management agreement with APF. The maintenance of embedded systems, if any, at APF's restaurant properties is the responsibility of the tenants of the properties in accordance with the terms of APF's leases. The Advisor and its affiliates have established a team dedicated to reviewing the internal information technology systems used in the operation of APF, and the information technology and embedded systems and the Year 2000 compliance plans of APF's tenants, significant suppliers, financial institutions and transfer agent.

   The information technology infrastructure of the Advisor consists of a network of personal computers and servers that were obtained from major suppliers. The Advisor utilizes various administrative and financial software applications on that infrastructure to perform the business functions of APF. The inability of the Advisor to identify and timely correct material Year 2000 deficiencies in the software and/or infrastructure could result in an interruption in, or failure of, certain of APF's business activities or operations. Accordingly, the Advisor has requested and is evaluating documentation from the suppliers of the Advisor regarding the Year 2000 compliance of their products that are used in the business activities or operations of APF. The costs expected to be incurred by the Advisor to become Year 2000 compliant will be incurred by the Advisor.

   APF has material third party relationships with its tenants, financial institutions and transfer agent. APF depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. If any of these third parties are unable to meet their obligations to APF because of the Year 2000 deficiencies, such a failure may have a material impact on APF. Accordingly, the Advisor has requested and is evaluating documentation from APF's tenants, financial institutions, and transfer agent to gauge whether they have fully considered and investigated any potential material impact of the Year 2000 deficiencies. Therefore, the Advisor, does not, at this time, know of the potential costs to APF of any adverse impact or effect of any Year 2000 deficiencies by these third parties.

   The Advisor currently expects that all Year 2000 compliance testing and any necessary remedial measures on the information technology systems used in the business activities and operations of APF will be completed prior to June 30, 1999. Based on the progress the Advisor has made in identifying and addressing APF's Year 2000 issues and the plan and timeline to complete the compliance program, the Advisor does not foresee significant risks associated with APF's Year 2000 compliance at this time.

   APF does not believe that the acquisition of the CNL Restaurant Businesses, including the costs of becoming Year 2000 compliant, had any significant impact on APF's Year 2000 readiness or on its results of operations.

Future Business Plans

   Subsequent to consummating the Acquisition, APF anticipates further increasing its line of credit to fund future growth.

   Assuming the Acquisition is completed in the fourth quarter of 1999, APF anticipates a public offering of APF Shares either contemporaneously or shortly after completing the Acquisition. Management is unable to estimate the size or exact timing of that offering but estimates it to be in the range of $200 million to $300 million. APF believes that the combination of equity financing, conduit facilities, unsecured revolving line of credit and cash flow from operations will adequately provide the necessary financing for APF through the year 2000.

   APF expects to periodically securitize mortgage loans by issuing classes of trust certificates. Periodic securitization is an effective method for accessing capital and reducing debt on APF's balance sheet and makes APF less dependent on the equity markets. APF anticipates holding certain non-rated classes of the securitizations which management believes will enhance APF's return on capital.

   APF expects to use financial instruments to hedge against fluctuations in interest rate risk.

                 APF'S BUSINESS AND THE RESTAURANT PROPERTIES
                                APF'S BUSINESS

General

   APF is a leading provider of financial, development, advisory and other real estate services to operators of national and regional restaurant chains. Unlike a number of its competitors, APF has positioned itself in the restaurant industry as a provider of a complete range of restaurant financing options and development services. APF's ability to offer complete "turn-key," build-to-suit development services, from site selection to construction management, together with its ability to provide its clients with financing options, such as triple-net leasing, mortgage loans and secured equipment financing, makes APF a preferred provider for all the real estate related business needs of operators of national and regional restaurant chains. Relying on APF's senior management team, which has an average of more than 17 years of experience in the real estate and financial services industries, permits the restaurant chain or restaurant chain operator to focus on its core business objectives of operating its restaurant business while avoiding the distractions associated with the acquisition, construction, development and financing of additional restaurant properties. Throughout their years in the real estate and financial services industries, APF's management has been able to cultivate long-standing relationships with national restaurant chains, such as, Applebee's, Arby's, Bennigan's(R), Black-eyed Pea, Burger King(R), Chevy's Fresh Mex, Darryl's, Denny's, Golden Corral, Ground Round, Houlihan's, Jack in the Box, Pizza Hut, Shoney's, Steak and Ale(R) Restaurant, T.G.I. Friday's and Wendy's, and with operators of national and regional restaurant chains such as S&A Restaurant Corp., Foodmaker, Inc., Golden Corral Corporation, IHOP, and DenAmerica Corp.

   Since APF's inception in 1994 through December 1998, APF raised approximately $750 million in three public offerings, the proceeds of which have been used to acquire restaurant properties and to make mortgage loans. As of September 30, 1998 and assuming the completion of the acquisition of the CNL Restaurant Businesses as described on page 95, APF's portfolio consisted of investments in 816 restaurant properties, including 357 properties represented by investments in real estate, 171 restaurant properties represented by mortgage loans, and 288 properties represented by securitized mortgage loans in which APF held a residual interest. APF also held title to the equipment on approximately 3% of these restaurant properties as of September 30, 1998. Generally, the real estate owned by APF consists of land and buildings. Additionally, as of September 30, 1998, APF made mortgage loans for related buildings on 44 of the 45 restaurant properties on which it holds title to the land only.

   During 1999, APF increased its financing and development capabilities and became a full-service restaurant REIT by acquiring the CNL Restaurant Businesses. In its determination of whether APF should acquire the CNL Restaurant Businesses, APF's board of directors considered the longstanding working relationships that APF had with the management and personnel of the CNL Restaurant Businesses and concluded that such a relationship would permit APF to integrate efficiently into its corporate structure the services offered by the CNL Restaurant Businesses.

   Through triple-net leases and mortgage loans on restaurant properties, APF, a full-service REIT, endeavors to structure its real estate investments in a manner that permits it to provide its stockholders with a stable annual return on their investment. APF's portfolio is diversified geographically, by restaurant chain, restaurant chain operator and investment type, with more than 41 restaurant chains and more than 90 operators of national and regional restaurant chains in 42 states as of September 30, 1998. APF's restaurant property portfolio includes national and regional brands that are leased to restaurant chain operators on a long-term triple-net lease basis, typically for 15 to 20 years. APF's current portfolio of triple-net leases has an average remaining lease term of 17 years, and its current portfolio of mortgage loans has an average remaining loan term of approximately 15 years.

   APF's address and telephone number are 400 East South Street, Orlando, Florida 32801, (407) 650-1000.

Business Objectives and Strategies

   APF seeks to enhance its financial position and increase funds from operations by pursuing the following business objectives and strategies:

  . Providing a full range of real estate development and financing services to operators of national and regional restaurant chains. APF is structured as a "one-stop shop" for real estate services and financial products that allows the operators of national and regional restaurant chains to concentrate on their core business of operating restaurants. APF provides operators of national and regional restaurant chains with a variety of financing options such as triple-net leasing, mortgage financing and secured equipment financing. APF also provides restaurant property development services such as site selection, due diligence, construction management and build-to-suit development to operators of national and regional restaurant chains. APF also has a strategic alliance with CAS through which it has a right of first refusal to provide financing for restaurant properties in connection with any merger or acquisition with respect to which CAS is providing advisory services. APF seeks to be perceived by operators of national and regional restaurant chains as their long-term, strategic partner by providing all of their real estate financing and development needs.

  . Focusing on strong, recognized brand name franchises and operators of national and regional restaurant chains. APF believes that one of the reasons for its success has been its focus on servicing operators of national and regional restaurant chains. APF's management believes that, due to the continuing consolidation of the national and regional restaurant chain industry, it has additional growth opportunities through the financing of restaurant chains' acquisitions and development. APF's focus on operators of national and regional restaurant chains also reduces its exposure to certain risks such as tenant defaults. In addition to being better capitalized and more diversified, an operator of a large restaurant chain of numerous restaurants is better equipped than an operator of a small restaurant chain to absorb the financial repercussions of an unprofitable or underperforming restaurant. Because they are more likely to remain financially stable even when certain of their restaurants are unprofitable or underperforming, the larger restaurant chain operators to which APF provides real estate development and financing services are more likely than smaller restaurant chain operators to remain financially reliable and to adhere to their contractual obligations to APF, whether for a lease, a mortgage or a secured equipment loan. A majority of APF's financing relationships were either with the franchisor or the top five franchisees (based on sales) of the particular restaurant chain. Typically, multi-unit restaurant operators are the most stable industry credits, providing better risk-adjusted returns for stockholders.

  . Structuring for long-term, stable cash flows. APF's restaurant properties are generally leased on a long-term basis (generally 15-20 years) and are structured as triple-net leases through which the tenant bears responsibility for substantially all property costs and expenses associated with ongoing maintenance and operation, including utilities, property taxes, insurance and roof and structural repairs. Further, APF acquires restaurant properties that are subject to an existing lease which reduces the risks inherent in initial leasing. These factors combine to yield stable cash flows for APF's restaurant property investments.

   APF's mortgage loans are similarly structured to provide consistent returns. The mortgage loans are normally structured with 15-20 year base term and bear interest at a targeted premium over the prevailing treasury bond rate. The loans contain strict operating covenants and are fully amortizing. The restaurant chain operator typically is required to maintain a fixed charge coverage ratio of at least 1.20.

  . Maintaining high-quality acquisition and development pipelines. As a one-stop shop for operators of national and regional restaurant chains, APF is able to tailor its services, ranging from turn-key, build-to-suit development to mortgage financing, to provide exactly the real estate services that its clients need. This range of services has allowed APF to develop strategic relationships with operators of national and regional restaurant chains that, in turn, lead to a steady pipeline of restaurant property acquisitions and development opportunities. This pipeline is further enhanced by APF's strategic alliance with CAS. APF's pipeline for restaurant property financing includes a combination of new construction, refinancing of existing restaurant properties or portfolios and purchasing existing triple-net leased restaurant properties.

  . Applying proven underwriting standards. APF performs extensive due diligence before investing in a restaurant property and applies strict conservative underwriting criteria to all potential acquisitions and financings. APF evaluates factors such as restaurant-level profitability, restaurant chain operator experience, the position of the restaurant chain in the industry overall, local market conditions, fixed charge coverage ratios, underlying property value, physical condition of the restaurant property and environmental considerations. APF also evaluates the financial strength of the tenant, borrower (if different from the tenant) and, if applicable, guarantor to assess the availability of alternate sources of payment in the event that a tenant or borrower defaults on its obligations to APF. APF's investments generally have full tenant or borrower recourse, and many of APF's leases and mortgage loans also have terms that give APF recourse to guarantors who are owners or affiliates of the tenant or borrower.

  . Maintaining diversification. APF's real estate investments are, as of September 30, 1998 (assuming the acquisition of the CNL Restaurant Businesses), comprised of 816 restaurant properties which are diversified geographically, by restaurant chain, restaurant chain operator and investment type. APF's management has focused on diversifying APF's investments to mitigate risk and impact returns positively through the following methods:

       Geographic Diversification. APF's restaurant property portfolio is geographically diverse with investments in restaurant properties located in 42 states as of September 30, 1998.

       Restaurant Chain Diversification. APF's portfolio contains restaurant properties operated by many different restaurant chains. As of September 30, 1998, APF had investments in more than 41 restaurant chains. Major restaurant chains included in the portfolio are Applebee's, Arby's, Bennigan's(R), Black-eyed Pea, Burger King(R), Chevy's Fresh Mex, Darryl's, Denny's, Golden Corral, Ground Round, Houlihan's, Jack in the Box, Pizza Hut, Shoney's, Steak and Ale(R), T.G.I. Friday's and Wendy's.

       Restaurant Chain Operator Diversification. APF focuses its investments in restaurant properties operated by top franchisees of national brands in the restaurant chain industry. A majority of APF's financing relationships were with the top five franchisees (based on sales) or with the franchisor of a particular restaurant chain.

       Investment Type Diversification. APF further diversifies its risk profile by offering a variety of financial services to its operators of national and regional restaurant chains including triple-net lease financing, mortgage financing and secured equipment financing.

  . Managing and Monitoring Investments. APF, through its asset management group, actively manages the restaurant property portfolio and administers its investments. APF monitors property level issues including restaurant sales, real estate taxes, assessments and insurance payments and actively analyzes diversification, reviews tenant/borrower financial statements and restructures investments in the case of underperforming and non-performing investments. APF believes that the active management of its investments is responsible, in large part, for the high tenant occupancy rate for the restaurant properties. At September 30, 1998, APF's restaurant properties were approximately 96% leased.

  . Maintaining a conservative capital structure. APF operates with a moderate use of indebtedness with the objective, set by its board of directors, of maintaining debt to total assets ratio of less than 45%.

   APF believes that its lack of substantial indebtedness combined with its predictable cash flows will permit it to continue to procure attractive debt and equity financing. APF, when market conditions are suitable, also intends to access capital by securitizing its mortgage loans.

Competitive Advantages

   APF believes it will have certain competitive advantages that will enable it to be selective with respect to real estate investment opportunities. These advantages, listed below, will enable APF to meet its investment objectives of stockholder distributions, growth and enhanced stockholder value.

  . Size. APF believes that it is positioned as one of the largest REITs in the United States providing financing to the restaurant industry and restaurant property services. The large capitalization of APF will permit it to obtain capital from numerous sources at competitive rates.

  . Variety of Financing Options. Currently, APF is in a favorable position to borrow funds at competitive rates to expand its portfolio while maintaining a conservative capital structure. APF's ability to borrow and to securitize its mortgage loans enables it to continue to acquire additional restaurant properties without the necessity of accessing the equity capital markets by selling additional capital stock and exposing current stockholders to potential dilution. Also, APF's UPREIT structure with the Operating Partnership provides it with additional potential access to capital through the sale of the Operating Partnership's units.

  . Established Relationships with Clients. Through its acquisition of the CNL Restaurant Businesses, APF has enhanced its strong tenant relationships and contacts with potential future tenants and mortgage loan recipients. APF's management believes that its long-standing relationships with its clients gives APF the opportunity to provide additional restaurant property services and financial products to such clients for their future business needs.

  . Broad Array Of Products and Services. Established in-house acquisition, development and financing capabilities provide APF with a competitive advantage over most other triple-net lessors and traditional real estate lenders that typically provide more limited scope of services to their prospective restaurant clients. APF believes that its ability to provide operators of national and regional restaurant chains with a variety of financing alternatives, site-selection and development services, as well as providing merger and acquisition advisory services through CAS, provides APF with a competitive advantage in the restaurant finance business.

  . Experienced Management. APF has developed a senior management team with an average of more than 17 years of experience in developing and operating restaurant properties and in the real estate and financial services industry. APF believes that its management has a specialized ability to invest in and manage restaurant real estate that will decrease investment risk and enhance stockholders' returns.

APF'S Recent Expansion of Services

   As a result of the acquisition of the CNL Restaurant Businesses, APF now provides the following comprehensive restaurant property service functions to operators of national and regional restaurant chains:

  . Restaurant Acquisition, Development and Management Services. In its acquisition of the CNL Restaurant Businesses, APF acquired complete acquisition, development and in-house asset management functions by acquiring the Advisor. Because APF had no employees, the Advisor provided these functions on behalf of APF. APF now has responsibility for its day-to-day operations, including raising capital, investment analysis, acquisitions, due diligence, asset management, loan servicing and accounting services. APF also provides restaurant development services including site selection, construction management and build-to-suit development. As of September 30, 1998, APF was managing approximately 75 restaurant development projects. Having the ability to provide these service functions internally, eliminates APF's obligation to pay fees to the advisor and any perceived conflicts of interest that may arise from APF's transactions with the Advisor. We also believe that in-house acquisition, financing and development capability enhance APF's performance through increased control over functions that are important to the growth of its business.

   Investment analysts specializing in REITs in recent years have emphasized their strong preference for internally-advised REITs. These analysts suggest that the nature of the relationship between externally-advised REITs and their external advisors is susceptible to conflicts of interest, most of which can be avoided through self-administration. Of the REITs that are traded on the NYSE and have an equity market capitalization of more than $1 billion, approximately 92% are internally-advised. Accordingly, we believe that investors and analysts will view APF's new, internally-advised structure more favorably.

   Historically, APF did not have a large enough asset base to provide the economies of scale needed to support efficiently the extensive general and administrative expenses of an in-house management team. APF's management believed that the efficiencies experienced by employing a third-party advisor would diminish as APF grew and expected that as APF grew it would be more cost effective to become internally-advised. APF believes that APF's asset base has grown sufficiently large to now support such an infrastructure efficiently.

 . Restaurant Financial Services. APF provides comprehensive financing options including real estate sale-leaseback financing, mortgage financing, construction financing and equipment financing to the restaurant industry. APF expanded its financing capabilities by acquiring the CNL Restaurant Financial Services Group, which made and serviced mortgage loans to operators of national and regional restaurant chains comparable to the operators of national and regional restaurant chains that currently are tenants of APF. In addition, the CNL Restaurant Financial Services Group "securitized" mortgage loans. A mortgage loan securitization involves combining a group of mortgage loans into a pool, creating securities that are backed by the combined pool and then issuing those securities to investors. The CNL Restaurant Financial Services Group makes loans and securitizes them by selling them to a special purpose entity which issues certificates representing beneficial interests in the pool of mortgage loans. The CNL Restaurant Financial Services Group receives from a securitization (i) the net proceeds (less a placement fee and other offering expenses) from the sale of the certificates, (ii) income in the form of the "spread" between the interest that is earned on the securitized mortgage loans (less transaction fees and expenses and any portfolio losses) and the interest earned on the certificates sold to third parties and (iii) fees for servicing mortgage loans that have been securitized. Additionally, the CNL Restaurant Financial Services Group generally retained a subordinated interest in the mortgage loans, which because it is subordinated, generally bears interest at a higher rate than the mortgage loans as a whole. APF expects to continue these business practices. The acquisition of the CNL Restaurant Financial Services Group has provided a platform for the expansion of APF's existing financing capabilities to include such securitization transactions, which APF believes enables it to access more financing opportunities and, ultimately, to increase cash available to be distributed to its stockholders. APF believes securitization transactions may permit it to obtain additional capital with greater ease and at a lower cost at times when market conditions are not suitable for raising funds on economically attractive terms through the issuance of APF's equity or debt securities.

   In addition to enhancing APF's expertise in providing mortgage loans and establishing a platform from which to engage in securitization transactions, APF also acquired an existing mortgage loan portfolio, including the servicing rights of such portfolio and assumed the warehouse lines of credit of the CNL Restaurant Financial Services Group. As of September 30, 1998, the CNL Restaurant Financial Services Group had made $465 million in mortgage loans on 458 restaurant properties in 37 states, had secured approximately $135 million in loan commitments and had securitized approximately $269 million of the $465 million of originated mortgage loans.

   As consideration in its acquisition of the CNL Restaurant Businesses, APF paid 12.3 million APF Shares valued at the Exchange Value. Merrill Lynch has provided to APF an opinion that the aggregate consideration paid by APF for the CNL Restaurant Businesses was fair to APF from a financial point of view.

   APF also has entered into a strategic alliance with CAS, a wholly-owned subsidiary of CNL Group, Inc., which advises operators of national and regional restaurant chains on the merger and acquisition of restaurant businesses. Under the terms of the agreement, APF has the right of first refusal to provide financing for restaurant properties in connection with any merger or acquisition with respect to which CAS is providing advisory services. APF did not attempt to acquire CAS because the income generated by CAS does not qualify under the gross income tests for a REIT. APF's management believes, however, that its agreement with CAS will generate additional financing opportunities for APF and further enhance its relationships with operators of national and regional restaurant chains.

   Because of APF's ability to offer a full range of financing opportunities to operators of national and regional restaurant chains, APF believes that the pool of targeted restaurant chain operators to which APF markets its financial products will increase. In addition, APF will be able to compete more effectively with other restaurant chain finance companies because of its ability to offer a full range of financial products and services to a restaurant chain operator.

                           The Restaurant Properties

General

   The following table provides certain annualized information with respect to the restaurant properties owned and leased on a triple-net basis by APF for restaurant properties owned as of September 30, 1998.

                         Total Number of            Average Age    Annualized    Percent of
                           Restaurant     Number   of Restaurant Aggregate Total   Total
Restaurant Chain           Properties    of States  Properties   Rental Revenue   Revenue
----------------         --------------- --------- ------------- --------------- ----------
Golden Corral...........        33           13         2.5        $ 4,816,000      11.7%
Jack in the Box.........        40            7         2.2          4,250,000      10.3
Bennigan's..............        20            7        15.3          3,749,000       9.1
Boston Market(1)........        30           17         2.4          3,310,000       8.0
Steak and Ale Restau-
 rant...................        18            6        21.1          2,774,000       6.7
Black-eyed Pea..........        20            7         5.8          2,177.000       5.3
Darryl's................        15            7        17.8          2,125,000       5.2
IHOP....................        14            7         2.4          1,892,000       4.6
Applebee's..............        12            3         4.0          1,676,000       4.1
Pollo Tropical..........        11            1         4.7          1,538,000       3.7
Ground Round............        13            8        18.3          1,419,000       3.4
Arby's..................        17            9         3.1          1,396,000       3.4
Burger King.............         9            5         4.9          1,185,000       2.9
Chevy's Fresh Mex.......         5            4         5.4          1,156,000       2.8
Tumbleweed Southwest
 Mesquite Grill & Bar...         7            2         8.9          1,036,000       2.5
Sonny's Real Pit Bar-B-
 Q......................         7            1        12.1            877,000       2.1
Pizza Hut...............        44            3        15.5            858,000       2.1
Wendy's.................         8            2         2.0            596,000       1.4
Shoney's................         4            3         1.8            514,000       1.2
Houlihan's..............         3            1        25.0            498,000       1.2
Denny's.................         4            3         8.8            442,000       1.1
Other...................        23           11         2.5          2,943,000       7.2
                               ---          ---        ----        -----------     -----
  Total.................       357                                 $41,227,000     100.0%
                               ===                                 ===========     =====

--------
(1) In October 1998, tenants of 29 Boston Market restaurant properties filed voluntary petitions for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. To date, the tenants have closed 13 of these restaurant properties. APF is actively marketing these restaurant properties for release or sale.

   As of September 30, 1998, APF leased on a triple-net basis 357 restaurant properties in 37 states and substantially all of the restaurant properties were being leased. All nonperforming restaurant properties owned by APF are actively being remarketed for either re-lease or sale. Upon completion of the Acquisition and assuming that APF had acquired all of the Funds as of September 30, 1998, APF would own 978 restaurant properties available for triple-net leasing located in 45 states.

   APF typically either acquires, owns and manages freestanding restaurant properties leased to individual tenants or makes mortgage loans to operators of national and regional restaurant chains. The restaurant properties typically are located within intensive commercial traffic corridors near traffic generators such as regional malls, business developments and major thoroughfares. APF's management believes that restaurant properties with these characteristics are desired by tenants because they offer high visibility to passing traffic, ease of access, tenant control over the site's hours of operation and maintenance standards and distinctive building design which promotes greater customer identification. In addition, APF's management believes that freestanding restaurant properties permit tenants to open new restaurants quickly, due to the short development cycles generally associated with such restaurant properties, and provide tenants with flexibility in responding to changing retail trends.

   The buildings on the restaurant properties owned by APF or with respect to which APF extends mortgage loans are generally of the current design of the restaurant chain. The restaurants are generally rectangular buildings and are constructed from various combinations of stucco, steel, wood, brick and tile. Buildings generally range from 1,300 to 12,700 square feet, with the larger restaurants having a greater seating and equipment area. Building and site preparation vary depending upon the size of the building and the site and the area in which the restaurant is located. Buildings and site preparation costs generally range from $250,000 to $1,250,000 for each restaurant. All buildings owned by APF or with respect to which APF extends mortgage loans are freestanding and surrounded by paved parking areas.

   The following table sets forth certain information regarding the geographic diversification of APF's real estate investments (which include mortgage financings and securitizations) by geographic region:

                         Regional Property Distribution
                           (as of September 30, 1998)

                                       Total Number of
                                         Restaurant
Restaurant Chain                        Properties(1)  West Central South East
----------------                       --------------- ---- ------- ----- ----
Taco Bell.............................        84         0     25      6   53
Burger King...........................        74         4      8     26   36
Applebee's............................        69        10      0     38   21
Wendy's...............................        59         3      0     24   32
T.G.I. Friday's.......................        49        20      8      9   12
Pizza Hut.............................        46         0      0      0   46
Bennigan's............................        42         0     15     19    8
Jack in the Box.......................        40        20     20      0    0
Papa John's...........................        39         1      0     21   17
Golden Corral.........................        35         0     17     12    6
Boston Market.........................        30         6     11      2   11
Steak and Ale Restaurant..............        24         0      8     13    3
Arby's................................        21         3      0     11    7
Black-eyed Pea........................        20         7     11      1    1
Ruby Tuesday..........................        20         7     11      0    2
Denny's...............................        16         1      3     11    1
Darryl's..............................        15         0      0     13    2
Sonny's Real Pit Bar-B-Q..............        15         0      0     15    0
IHOP..................................        14         2      8      3    1
Ground Round..........................        13         0      3      0   10
Fazoli's..............................        12         0      0     12    0
KFC...................................        11         0      0     10    1
Shoney's..............................        11         3      0      8    0
Pollo Tropical........................        10         0      0     10    0
Tumbleweed Southwest Mesquite Grill &
 Bar .................................         7         0      1      6    0
Del Taco..............................         6         6      0      0    0
Popeyes...............................         6         0      0      6    0
Chevy's Fresh Mex.....................         5         2      1      0    2
Houlihan's............................         4         0      1      0    3
Other.................................        19         0      3     11    5
                                             ---       ---    ---    ---  ---
  Total...............................       816        95    154    287  280
                                             ===       ===    ===    ===  ===

Evaluation of Investment Opportunities

   Restaurant properties acquired by APF are undeveloped, newly-constructed or existing restaurant properties. The average age of the buildings in APF's property portfolio is approximately 8.2 years. In addition, APF generally acquires restaurant properties for which there is an existing lease in order to avoid the risks inherent in initial leasing.

   In addition to acquiring restaurant properties, APF also provides mortgage loans to tenants. APF endeavors to structure the mortgage loans so that the returns are comparable to the returns that APF receives on its triple-net leases. To a lesser extent, APF offers secured equipment leases to operators of national and regional restaurant chains pursuant to which APF will finance, through direct financing leases or loans, the furniture, fixtures and equipment located at the restaurant properties. This service is traditionally provided as an accommodation to APF's tenants.

   APF evaluates each of its investment opportunities through the following departments:

  . Acquisitions. This department is responsible for originating new investments with, and maintaining relationships within, the restaurant chain industry. Since APF's inception through September 30, 1998 (assuming the acquisition of the CNL Restaurant Businesses), this group originated, for APF or certain affiliates, a total of $1.2 billion in triple net-leases and mortgage loans in the restaurant chain industry. The total volume of investments by APF has increased from $146 million in 1995 to $254 million in 1998. In analyzing potential restaurant property acquisitions and investments, APF carefully underwrites each aspect of the transaction, including the tenant, the real estate and the lease or mortgage loan, to satisfy the acquisition criteria and enhance the value of returns as described below.

        Tenant and Borrower Evaluation--Each potential tenant or mortgagor is subjected to an extensive evaluation of its credit, management, ranking in the industry, operating history and profitability. APF seeks clients who have established credit. APF may also seek a letter of credit or guaranty of lease obligations from the tenant's corporate parent providing additional financial security.

        Leases with Increasing Rents--Generally, clauses are included in the leases providing for increases in rent over the term of the leases. The increases are scheduled rental increases, are a percentage of gross sales above a specific level or are tied to certain indices such as the consumer price index.

        Lease Provisions that Protect Value--As appropriate, APF attempts to include provisions in its leases that require its consent to certain tenant activity or the satisfaction of specific operating tests. These provisions include, for example, operational and financial covenants, prohibitions on a change of control, and indemnification from the tenant against environmental and other contingent liabilities. These provisions enable APF to protect its investment from operational and financial changes that could impact the client's ability to satisfy its obligations or could reduce the value of the restaurant properties.

  . Underwriting. This department performs detailed underwriting of individual restaurant operators as well as restaurant chains. APF believes that its conservative underwriting has led to its historically low default and loss experience.

    APF's investment committee, which is comprised of senior management,functions as a separate and final step in the approval process. As part of the underwriting process, APF's investment committee independently evaluates each investment opportunity. As a transaction is structured, it is evaluated for its expected financial returns, creditworthiness of the tenant, the real estate characteristics, guarantors or other collateral, and the lease or mortgage loan terms. As one of the industry leaders in triple-net lease financing and mortgage loan origination, APF has proven systems in place to enable it to effectively underwrite tenant or borrower financings.

  . Development Services. This group provides a full range of real estate development services, including market evaluation, site selection, due diligence, construction management and turn-key, build-to-suit development. The development services group provides APF with a pipeline of restaurant property financing transactions by overseeing the initial development of sites for the client and establishing a relationship with the client at the start of its use of the restaurant property.

  . Asset Management. This group is comprised of restaurant property real estate and servicing specialists who monitor and manage the portfolio of real estate and the real estate financings as well as any secured equipment financing. The asset management group seeks to optimize the performance of the current portfolio of restaurant properties through timely dispositions and favorable lease modifications.

   It also monitors payment receipts, property tax and insurance compliance, administers underperforming and non-performing investments and oversees dispositions and tenant substitutions. The asset management group is also responsible for performing due diligence in advance of purchasing restaurant properties, interfacing with legal counsel and other third-party service providers, and tracking the performance of tenants and restaurant concepts to identify potential concerns in advance of default.

  . Finance/Treasury. This group is responsible for securitizing APF's mortgage loan portfolios in the capital markets and ensuring that APF has adequate capital sources and lending capacity to continue to develop APF's triple-net lease and mortgage loan business. Additionally, this group is responsible for SEC compliance and financial and tax reporting.

Financial Products and Services

   Description of Leases. Initial lease terms for the restaurant properties typically are, or are expected to be, 15 to 20 years, with up to five renewal options for five year periods. As of September 30, 1998, the average remaining initial lease term with respect to APF's 357 restaurant properties was approximately 17 years. Leases accounting for 95% of annualized base rent for restaurant properties owned as of September 30, 1998, have initial lease terms extending until at least December 31, 2009.

   The following table shows the number of leases in APF's restaurant property portfolio which expire each calendar year through the year 2009, as well as the number of leases which expire after December 31, 2009. The table does not reflect the exercise of any of the renewal options provided to the tenant under the terms of such leases.

                            Lease Expiration Table

                                                                  Base Rent
                                                             -------------------
Year                                                  Number   Amount    Percent
----                                                  ------ ----------- -------
1999.................................................  --    $       --     -- %
2000.................................................  --            --     --
2001.................................................  --            --     --
2002.................................................    1       134,000    0.3
2003.................................................  --            --     --
2004.................................................  --            --     --
2005.................................................  --            --     --
2006.................................................    1       109,000    0.3
2007.................................................  --            --     --
2008.................................................    2       200,000    0.5
2009.................................................    1        95,000    0.2
Thereafter...........................................  337    39,555,000   98.7
                                                       ---   -----------  -----
  Totals(1)..........................................  342   $40,093,000  100.0%
                                                       ===   ===========  =====

--------
(1) Excludes the leases of 15 restaurant properties with aggregate base rental income of $1,608,000, including 13 Boston Market restaurant properties, which have been terminated. APF is actively marketing the restaurant properties for re-lease or sale.

   As of September 30, 1998, leases in APF's restaurant property portfolio representing approximately 18% of base rent include periodic contractual increases in base rent only; leases representing approximately 16% of base rent include percentage rent provisions only; and leases representing approximately 65% of base rent include both contractual increases in base rent and percentage rent provisions. The contractual increases in base rent and the percentage rent formulas are generally tied to increases in certain indices such as the consumer price index, participation in gross sales above a stated level, mandated rental increases on specific dates or by other methods. Leases which provide for increases in annual base rent do so on a periodic basis. The first such increase generally occurs after five years of the lease term. These increases generally range in amount from 5% to 15% after every five years of the lease term. Since all of APF's restaurant properties were acquired in 1995 or thereafter, a significant number of such contractual rent increases will not become effective until 2000 or later. In addition, for those restaurant properties that provide for the payment of percentage rent, such rent is generally in the range of 4% to 8% of the tenant's annual gross sales, less the amount of annual base rent payable in that lease year. For the nine months ended September 30, 1998, APF recognized percentage rent of $46,151 (approximately 0.2% of total revenues).

   Substantially all of APF's leases are triple-net leases that provide that the tenants bear responsibility for substantially all of the costs and expenses associated with the ongoing maintenance and operation of the leased properties, including utilities, property taxes and insurance. The remainder of APF's leases are on terms which management believes are substantially the same as those of its triple-net leases. APF's leases generally also provide that the tenants are responsible for roof and structural repairs. Structural repairs generally are repairs and improvements required by law, long-term capital items such as roof repair or replacement, and, in limited cases, replacement of heating and air conditioning systems. It is not possible, however, in all instances to completely insulate APF, which ultimately may, under some of its leases, bear some of the costs and expenses normally associated with property ownership. APF's management expects APF will be able to pay these expenses through retained funds from operations or borrowings.

   Lease provisions relating to casualty loss and condemnation vary among APF's leases. The leases on restaurant properties generally obligate the tenant to repair and restore the restaurant property or to substitute another restaurant property for the damaged or condemned restaurant property. Under the leases of the remaining restaurant properties, APF generally is required to repair or restore a restaurant property in the event of casualty loss or condemnation, although it is entitled to casualty insurance proceeds, including proceeds, if any, for loss of rent, or condemnation proceeds in such circumstances. To the extent that the tenant may abate its rent payments pending the repair or restoration of a restaurant property and such abatement is not offset by insurance proceeds, APF's rental income may be adversely affected. In a number of APF's leases, the tenant may terminate its lease upon casualty or condemnation. In substantially all of these leases, the tenant's right to terminate the lease is conditioned on one or more of the following factors: (i) the damage or the taking being of a material nature; (ii) the damage or taking occurring within the last few years of the lease term (and the tenant not exercising its option to extend the lease); or (iii) the period of time necessary to repair the premises exceeding a specified number of months.

   A substantial number of APF's leases include purchase options in favor of the tenant, generally at no less than fair market value, or a right of first refusal if APF should seek to sell a restaurant property. Under certain circumstances, a tenant generally may assign its lease or sublet the property without APF's approval, although the tenant typically remains liable under the lease and the guarantor, if any, typically remains liable under its guaranty subsequent to assignment or sublease. Under certain of the leases, the tenant has a right, under specified circumstances, to substitute a comparable property for a property leased from APF.

   Mortgage Loans. APF provides mortgage loans to operators of national and regional restaurant chains, or their affiliates, to enable them to acquire restaurant properties. APF's management believes that the criteria for investing in the mortgage loans are substantially the same as those involved in APF's investments in its triple-net-lease restaurant properties. Therefore, APF uses the same underwriting criteria as described above in "--Evaluation of Investment Opportunities."

   Generally, APF's management believes the rate of return and terms of these transactions are similar to those of the leases. The borrower is responsible for all of the expenses of owning the building and improvements, as with the triple-net leases, including expenses for insurance and repairs and maintenance. The mortgage loans are fully amortizing loans, generally over a period of 15 to 20 years, with payments of principal and interest due monthly. The interest rates charged under the terms of the mortgage loans are fixed over the term of the loan and generally are comparable to, or slightly lower than, lease rates charged to tenants for the restaurant properties.

   The following table shows certain annualized information regarding mortgage loans made by APF on restaurant properties in which APF owned an interest as of September 30, 1998 and assuming the acquisition of the CNL Restaurant Businesses, including the restaurant chain, the number of restaurant properties subject to mortgage loans per restaurant chain, the aggregate revenue per restaurant chain and the outstanding balance of mortgage loans per restaurant chain.

                                Annualized
                                 Aggregate  Percent of  Aggregate   Percent of
                     Number of     Total      Total    Outstanding  Outstanding
Restaurant Chain     Properties   Revenue    Revenue     Balance      Balance
----------------     ---------- ----------- ---------- ------------ -----------
Applebee's..........     53      $5,342,000    31.7%   $ 65,909,000     34.9%
T.G.I. Friday's.....     12       2,336,000    13.8%     23,111,000     12.2%
Burger King.........     29       1,888,000    11.2%     22,570,000     11.9%
Pizza Hut...........     47       1,764,000    10.5%     16,440,000      8.7%
Taco Bell...........     27       1,442,000     8.6%     17,988,000      9.5%
Denny's.............     10       1,100,000     6.5%     11,243,000      6.0%
Shoney's............      7         630,000     3.7%      6,138,000      3.3%
Fazoli's............      7         606,000     3.6%      6,283,000      3.3%
Ruby Tuesday........      5         454,000     2.7%      4,721,000      2.5%
Golden Corral.......      2         337,000     2.0%      3,881,000      2.1%
Del Taco............      4         311,000     1.8%      3,300,000      1.8%
Houlihan's..........      1         236,000     1.4%      2,360,000      1.2%
Captain D's.........      2         117,000     0.7%      1,343,000      0.7%
Papa John's.........      6         116,000     0.7%      1,337,000      0.7%
Popeyes.............      2          73,000     0.4%        805,000      0.4%
Wendy's.............      1          70,000     0.4%        806,000      0.4%
Arby's..............      1          58,000     0.3%        760,000      0.4%
                        ---     -----------   -----    ------------    -----
  Total.............    216     $16,888,000   100.0%   $188,995,000    100.0%
                        ===     ===========   =====    ============    =====

   The following table shows, for restaurant properties in which APF owned an interest, as of September 30, 1998 and assuming the acquisition of the CNL Restaurant Businesses, information by restaurant chain for mortgage loans that APF has securitized.

                                                        Aggregate   Percent of
                                            Number of  Outstanding  Outstanding
Restaurant Chain                            Properties  Balance(1)    Balance
----------------                            ---------- ------------ -----------
T.G.I. Friday's............................     35     $ 54,289,000     20.2%
Wendy's....................................     50       48,695,000     18.1%
Bennigan's.................................     22       36,950,000     13.8%
Taco Bell..................................     56       34,086,000     12.7%
Burger King................................     36       32,334,000     12.0%
Ruby Tuesday...............................     13       17,479,000      6.5%
Steak and Ale Restaurant...................      6        8,650,000      3.2%
KFC........................................     10        8,390,000      3.1%
Applebee's.................................      4        6,066,000      2.3%
Fazoli's...................................      5        5,244,000      2.0%
Papa John's................................     33        4,968,000      1.8%
Sonny's Real Pit Bar-B-Q...................      8        4,331,000      1.6%
Morton's of Chicago........................      2        2,278,000      0.8%
Denny's....................................      2        1,624,000      0.6%
Arby's.....................................      3        1,553,000      0.6%
Del Taco...................................      2        1,030,000      0.4%
Popeyes....................................      1          673,000      0.3%
                                               ---     ------------    -----
  Total....................................    288     $268,640,000    100.0%
                                               ===     ============    =====

--------
(1) Of the total securitized portfolio of $268.6 million, APF has retained a subordinated interest in $23.4 million, which, assuming no prepayment of default by the borrower, will generate on an annualized basis approximately $4.0 million in interest income and servicing fees.

   Build to Suit Development. APF also provides build-to-suit construction services, including market analysis, site selection, contract negotiation, permitting and construction. APF can provide all or a selected portion of these services to operators of national and regional restaurant chains.

   APF will review the appropriate trade areas in the markets identified by each restaurant operator, and, by analyzing demographics, site criteria, costs and traffic patterns, APF will determine the best potential target areas for developing its client's restaurants. After consulting with its clients, APF will then negotiate the real estate contract or lease agreement, as appropriate. As part of its site acquisition/development services, APF will perform preliminary due diligence on the restaurant property. APF will coordinate all necessary architectural and engineering services related to the restaurant property and will prepare preliminary and final construction budgets. As the project progresses into the construction phase, APF will pre-qualify various general contractors prior to issuing an invitation to bid and will then select the general contractor from the bidding process, provide cost comparisons among bidders and select the general contractor with approval of client.

The Food Service Industry

   The food service industry, as defined by the U.S. Department of Commerce, is one of the largest sectors of the nation's economy. During 1998, the industry generated an estimated $338.4 billion of revenue, representing over 4% of the Gross Domestic Product of the United States. The food service industry grew at an estimated inflation-adjusted rate of 2.6% during 1998, representing the seventh consecutive year of real sales growth for the industry.

   The food service industry is typically divided into three major food segments: commercial, institutional and military. The commercial food service sector includes full-service and fast-food restaurants, cafeteria/buffet restaurants, social caterers and ice cream/yogurt retail stores. Within the restaurant industry, the fast-food group is typically defined as those restaurants perceived by consumers as fast-food or take-out establishments without table service, specializing in pizza, chicken, hamburgers and similar food items. Full-service restaurants include those in the family, steak and casual dining sections that have table service and generally have a broader selection of menu items with longer preparation times than do fast-food restaurants. Although these segments can be further differentiated by price, it is consumer perception, as well as average meal price, that influences how individual restaurant chains are categorized.

   APF's business is focused exclusively on the restaurant industry. The restaurant industry employs more people and has more locations than any other retail industry in the United States. According to Nation's Restaurant News, there were nearly 799,000 restaurants in the United States as of December 31, 1997. According to NPD Recount, a national consulting group which specializes in the restaurant industry, restaurant chains having three or more properties accounted for approximately 47% of all restaurants in the United States in 1997. The majority of these properties are fast food restaurants, with others generally in the full service segment. Of the 210,000 chain restaurants having an identified restaurant concept as of December 31, 1997, approximately 117,500 were within the 100 largest restaurant chains. Each of these restaurant chains had 1997 projected total system-wide sales exceeding $182 million. According to Nation's Restaurant News, the top 200 restaurant chains represented 42% of restaurant properties. According to the National Restaurant Association, fast-food restaurants experienced a 5.6% increase in overall sales and full-service restaurants experienced a 5.3% increase in 1998.

   Sales in the restaurant industry have increased from $173.7 billion in 1985 to $354 billion as projected for 1999. The top 200 franchisees of national restaurant chains based on sales volume (APF's target market), increased from $10.8 billion in 1995 to $11.7 billion in 1996 to $13.1 billion in 1997. The number of restaurant properties for the same top franchisees increased from 12,325 in 1995 to 12,846 in 1996 and to 14,170 in 1997, reflecting a growth rate of 10.3% compared with 1996.

   As the restaurant chain industry has matured, APF has seen a trend toward consolidation which offers opportunities for APF to provide its restaurant property service and financing to leading franchisors which are accounting for the majority of the growth in the industry. During the past decade, restaurant chains have increased market position in comparison to independent restaurant companies by achieving economies of scale and by developing strong brand equity. Much of the chains' market share gains in the past came at the expense of small, independent operators, who tended to be less sophisticated and less focused on new restaurant development. The top chains may face greater chain-versus-chain competition, however, rather than chain-versus-independent competition. APF's target market remains national and regional franchisors and franchisees within the top 200 restaurant operating companies. The top 100 restaurant chains increased their share of restaurant units from 25% in 1980 to 32% of current U.S. units, and their revenues have increased in the same period from 40% to 48% of total current domestic revenues.

   Growth in the fast-food, family-dining and casual-dining sectors of the restaurant industry are expected to remain strong for several reasons, but primarily because the income of households continues to rise through the maturation of the baby boomers as well as the number of women working outside the home. Today's dual income lifestyle in American families continues to be the norm. Consequently, the need for convenience food outside the home continues to grow.

Restaurant Finance Industry

   The restaurant finance industry has changed significantly in the past 20 years. In many respects this change has coincided with the maturation of the franchising business in the restaurant industry and the increasing use of debt securitization in the capital markets. Restaurants were viewed as high-risk investments by lenders. As a result, financing options were limited to local banks or loans or equity investments from friends and family. The development of marketing, brand identification and delivery systems in major chain restaurants has dramatically reduced the failure rate of restaurants over the last two decades and made them more attractive credit risks.

   In the early 1990's, companies began to recognize the strengthening profile of franchisees and franchise systems. Investment vehicles were designed to pool and securitize restaurant loans. This securitization process has increased the capital available to franchisees, especially smaller franchisees, and has fueled much of the consolidation in the restaurant industry over the past three years. As a result, a number of new competitors have entered the restaurant finance arena.

   Over the past six years, the total volume of commercial mortgage backed securities has grown to more than $290 billion and is the fastest-growing source of capital in the real estate market. Upon acquiring the CNL Restaurant Financial Services Group, APF increased its origination of mortgage loans, will securitize those loans, when market conditions are suitable, and will retain the servicing rights. APF's management believes that the economics of the securitizations will permit APF to focus on and capitalize on financing opportunities existing in a low interest rate environment. However, as interest rates rise, restaurant chain operators will tend to prefer triple-net lease financing. The ability to originate both triple-net lease and debt financing allows APF to provide restaurant chain operators with flexible financing options in a changing economic environment.

Environmental Matters

   APF will undertake a third-party Phase I investigation of potential environmental risks when evaluating an acquisition. A "Phase I investigation" is an investigation for the presence or likely presence of hazardous substances or petroleum products under conditions which indicate an existing release, a post release or a material threat of a release. A Phase I investigation does not typically include any sampling. Where warranted, further assessments are performed by third-party environmental consulting and engineering firms. APF may acquire a restaurant property with environmental contamination, subject to a determination of the level of risk and potential cost of remediation. APF generally will require restaurant property tenants to fully indemnify it against any environmental problem or condition existing as of the date of purchase and will obtain environmental insurance for any contaminations on restaurant properties. In some instances, APF will be the assignee of or successor to the buyer's indemnification rights. Additionally, APF will generally structure its leases to require the tenant to assume all responsibility for environmental compliance or environmental remediation and to provide that non-compliance with environmental laws be deemed a lease default.

Insurance

   Under their leases, APF's tenants are generally responsible for providing adequate insurance on the restaurant properties. APF believes the restaurant properties are covered by adequate fire, flood, liability and property insurance provided by reputable companies. Some of the restaurant properties, however, are not covered by disaster-type insurance with respect to certain hazards (such as earthquakes) for which coverage is not available or available only at rates which, in the opinion of APF, are prohibitive.

Competition

   The fast-food, family-style, and casual dining restaurant business is characterized by intense competition. The operators of the restaurants located on the restaurant properties will compete with independently owned restaurants, restaurants which are part of local or regional chains, and restaurants in other well-known national chains, including those offering different types of food and service.

   Many successful fast-food, family-style, and casual dining restaurants are located in "eating islands," which are areas to which customers tend to return frequently and within which they can diversify their eating habits, because in many cases the presence of some local competition may enhance the restaurant's success instead of detracting from it. Fast-food, family-style, and casual dining restaurants frequently experience better operating results when there are other restaurants in the same area.

   APF itself will compete with other persons and entities both to locate suitable restaurant properties for acquisition and to locate purchasers for its restaurant properties. APF also will compete with other financing sources such as banks, mortgage lenders, and sale/leaseback companies for suitable restaurant properties, tenants, mortgage loan borrowers and equipment tenants.

Regulation of Mortgage Loans and Equipment Leases

   The mortgage loans and secured equipment leases may be subject to regulation by federal, state and local authorities and subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, including among other things, regulating credit granting activities, establishing maximum interest rates and finance charges, requiring disclosures to customers, governing secured transactions and setting collection, repossession, claims handling procedures and other trade practices. In addition, certain states may have enacted legislation requiring the licensing of mortgage bankers or other lenders, and these requirements may affect APF's ability to effectuate its mortgage loans and secured equipment leases. Whether APF can operate in these or other jurisdictions may be dependent upon a finding by the appropriate authority in the jurisdiction of financial responsibility, character and fitness of APF. APF may determine not to make mortgage loans or enter into secured equipment leases in any jurisdiction in which it believes APF has not complied in all material respects with applicable requirements.

Franchise Regulation

   Many states regulate the franchise or license relationship between a tenant/franchisee and a restaurant chain. APF will not be an affiliate of any restaurant chain, and is not currently aware of any states in which the relationship between APF as lessor and the tenant will be subjected to those regulations, but it will comply with such regulations in the future, if required. Additionally, restaurant chains which franchise their operations are subject to regulation by the Federal Trade Commission.

Employees

   APF employs 135 individuals, none of which are covered by collective bargaining agreements. APF believes that its relationship with its employees is good.

Legal Proceedings

   APF is not a party to any material legal proceedings.

                             BUSINESS OF THE FUNDS

   The following discussion describes the current business of the Funds, the methods by which the Funds' evaluate and acquire the restaurant properties and the terms upon which the Funds' restaurant properties are leased. As of September 30, 1998, all of the proceeds raised by the Funds in their respective offerings of Units have been invested in restaurant properties or other investments permitted by the terms of their partnership agreements. At this time, we do not expect to reinvest the proceeds from the sale of any restaurant properties in new restaurant properties or other investments. Instead, we expect to distribute such proceeds to the Limited Partners in accordance with the terms of each Fund's partnership agreement.

General

   Between 1985 and 1995, each Fund was organized as a Florida limited partnership to purchase existing fast-food, family-style, and casual dining restaurant properties, including land and buildings, as well as restaurant properties upon which such restaurants would be constructed, the land underlying the restaurant building, with the building owned by the lessee or a third party, or the building only with the land owned by a third party. The restaurant properties, located across the United States, typically are freestanding and are leased on a "triple-net" basis to operators of national and regional restaurant chains that we selected. Restaurant properties purchased by the Funds are leased under arrangements requiring base annual rent equal to a specified percentage of the Funds' cost of purchasing a particular restaurant property, generally with contractual rent increases, as well as additional "percentage rent" based on gross sales of the restaurant chain leasing the restaurant property. See "--Description of Leases--Computation of Lease Payments."

   We have structured the Funds' investments to allow them to participate, to the maximum extent possible, in any sales growth in these restaurant industry segments, as reflected in the restaurant properties and certain provisions of the leases held by the Funds. For instance, the Funds generally structure their leases with percentage rent requirements based on gross sales of the particular restaurant. Gross sales may increase even absent real growth because increases in the restaurant's costs are passed on to the consumers through increased prices, and increased prices are reflected in gross sales. Also, to provide regular cash flow to the Funds, the Funds' leases provide that a minimum level of rent is payable regardless of the amount of gross sales at a particular restaurant property. The Funds have also endeavored to maximize growth and minimize risks associated with ownership and leasing of real estate that operates in these restaurant industry segments through several methods:

  . careful selection and screening of their lessees in order to reduce risks of tenant default;

  . monitoring statistics relating to restaurant chains and continuing to develop relationships in the industry; and

  . acquisition of restaurant properties for all cash, with no debt or liens relating to the restaurant properties.

   For a description of the standards which we have employed in selecting restaurant chains and particular restaurant properties within a restaurant chain for investment, see "--Standards for Investment." The partnership agreements of the Funds impose no restrictions on the geographic area or areas within the United States in which restaurant properties acquired by any particular Fund may be located. Accordingly, we have strategically acquired restaurant properties to diversify among restaurant chains and the geographic location of the restaurant properties, and the restaurant properties acquired by the Funds are located throughout the United States. While the Funds may acquire restaurant properties in both fee and by leasehold, the Funds mostly hold restaurant properties in fee.

   We believe that freestanding, triple-net leased restaurant properties of the type in which the Funds have invested are attractive to tenants because freestanding properties typically offer high visibility to passing traffic, ease of access from a busy thoroughfare, tenant control over the site to set hours of operation and maintenance standards and distinctive building designs conducive to customer name recognition.

Management Services

   Upon APF's acquisition of the Advisor, APF assumed the obligations of the Advisor to provide management services relating to the Funds and their restaurant properties pursuant to the terms of the management agreement that is currently in place between each Fund and the Advisor. In this section, we will describe the services historically provided to the Funds as being provided by the Advisor.

   The Advisor is responsible for assisting the Funds in acquiring restaurant properties, negotiating leases, collecting rental payments, inspecting the restaurant properties and the tenants' books and records, and responding to tenant inquiries and notices. The Advisor also provides information to each Fund about the status of the leases and the restaurant properties. In exchange for these services, the Advisor is entitled to receive a management fee from each Fund which, generally, is an annual fee equal to: (a) for CNL Income Fund, Ltd through CNL Income Fund III, Ltd. .50% of the value of total assets under management valued at cost (or 1% of the sum of gross rental revenues derived from the restaurant properties, if that amount is less), and (b) for CNL Income Funds IV, Ltd. through XVIII, Ltd., 1% of the sum of gross rental revenues (excluding noncash lease accounting adjustments) that the Fund derives from the restaurant properties. The management fee generally is payable monthly. Under certain agreements, the Advisor may determine whether or not to take the management fee, which cannot exceed fees that are competitive for similar services in the same geographic area, in whole or in part in a given year, in the sole discretion of the Advisor. In such cases, all or any portion of the management fee not taken as to any fiscal year is deferred without interest. In addition, for certain Funds the management fee is subordinated to the Limited Partners receipt of their preferred return. The management agreement continues until a Fund no longer owns an interest in any restaurant properties unless terminated at an earlier date upon 60 days' prior notice by either party.

Site Selection and Acquisition of Restaurant Properties

   The Funds purchase and lease restaurant properties based principally on an examination and evaluation by the Advisor of the potential value of the site, the financial condition and business history of the proposed lessee, the demographics of the area in which the restaurant property is located or to be located, the proposed purchase price and proposed lease terms, geographic and market diversification, and potential sales expected to be generated by the restaurant. In addition, the potential lessee must meet at least the minimum standards established by a restaurant chain for its operators. The Advisor also performs an independent break-even analysis of the potential profitability of a restaurant property using historical data and other data developed by the Advisor and provided by the restaurant chains.

   In each restaurant property acquisition, the Advisor negotiates the land and building lease agreement with the lessee. In certain instances, the Advisor negotiates an assignment of an existing lease if we, based on the recommendation of the Advisor, determine that the terms of an acquisition and lease of a restaurant property, taken as a whole, are favorable to the Fund. In such cases, the terms of the lease may vary substantially from the Funds' standard lease terms. Generally, the leases are structured to be long-term "triple-net" lease agreements, which provide for monthly rental payments plus a percentage of gross sales, which will increase the value of the land and buildings and provide an inflation hedge. See "Description of Leases" below for a discussion of the terms of the Funds' leases. In connection with a restaurant property acquisition, the lessee provides at its own expense all furniture, fixtures, and equipment (such as deep fryers, grills, refrigerators, and freezers) necessary to operate the buildings on a restaurant property as a restaurant.

   Some leases have been negotiated to provide the lessee with the opportunity to purchase the restaurant property under certain conditions, generally either at the greater of fair market value or 120% of the original purchase price. In addition, tenants are generally offered a right of first refusal to purchase the restaurant property in the event an offer is received from a third party to purchase the restaurant property. Certain leases provide the lessee with the right to purchase the restaurant property at a purchase price based on various measures of value contained in an independent appraisal of the restaurant property.

   The purchase of each restaurant property owned by the Funds was supported by an appraisal of the real estate prepared by an independent appraiser. The purchase price of each such restaurant property, plus any acquisition fees paid by the Funds to the Advisor in connection with such purchase, did not exceed the restaurant property's appraised value.

   The titles to restaurant properties purchased by the Funds are insured by appropriate title insurance policies and/or abstract opinions consistent with normal practices in the jurisdictions in which the restaurant properties are located.

Standards for Investment

   Selection of Restaurant Chains. The selection of restaurant chains by the Advisor and by us is based on an evaluation of several factors:

  . the operations of restaurants in the restaurant chain;

  . the number of restaurants operated throughout the restaurant chain's system;

  . the relationship of average restaurant gross sales to the average capital costs of a restaurant; and

  . the restaurant chain's relative competitive position among the same type of restaurants offering similar types of food, name recognition, and market penetration.

   None of the restaurant chains is affiliated with us, the Advisor, or the Funds.

   Selection of Restaurant Properties and Lessees. In making investments in restaurant properties, we and the Advisor consider relevant real property and financial factors, including:

  . the condition, use, and location of the restaurant property;

  . the income-producing capacity of the restaurant properties;

  . the prospects for long-term appreciation;

  . the relative success of the restaurant chain in the geographic area in which the restaurant property is located; and

  . the management capability and financial condition of the lessee.

   In selecting lessees, we and the Advisor have historically considered the prior experience of the lessee in the restaurant industry, the net worth of the lessee, past operating results of other restaurants currently or previously operated by the lessee, and the lessee's prior experience in managing restaurants within a particular restaurant chain.

   In selecting specific restaurant properties within a particular restaurant chain and in selecting lessees for each Fund's restaurant properties, the Advisor applies the following minimum criteria.

  . Each restaurant property was located in what we believed to be a prime business location.

  . Base (or minimum) annual rent provided a specified minimum return on the Fund's cost of purchasing and, if applicable, developing the restaurant property, and the lease typically also will provide for automatic increases in base rent at specified times during the lease term and/or for payment of percentage rent based on gross sales.

  . The initial lease term typically was at least 15 to 20 years.

  . In evaluating prospective tenants, the Advisor examined, among other factors, the lessee's ranking in its market segment, trends in sales in each restaurant chain, overall changes in consumer preferences, and the lessee's ability to adapt to changes in market and competitive conditions, the lessee's historical financial performance, and its current financial condition.

   In general, a Fund will not invest in a restaurant property, if, as a result, more than 25% of its gross proceeds from its offering of Units would be invested in restaurant properties of a single restaurant chain or if more than 30% of its gross proceeds would be invested in restaurant properties in a single state.

Description of Restaurant Properties

   General. As of September 30, 1998, the Funds owned, in the aggregate, 621 restaurant properties, all of which are currently triple-net leased. The following table provides certain annualized information with respect to the Funds' restaurant properties owned as of September 30, 1998.

                                        Number of
                                        States in
                             Total        which     Average
                           Number of   Restaurant    Age of   Aggregate  Percent
                          Restaurant   Properties  Restaurant   Total    of Total
Fund                     Properties(1) are Located Properties  Revenue   Revenue
----                     ------------- ----------- ---------- ---------- --------
CNL Income Fund, Ltd....       17           11        13.4    $1,102,000   2.1%
CNL Income Fund II,
 Ltd....................       38           18        12.2     2,200,000   4.2
CNL Income Fund III,
 Ltd....................       28           17        10.9     1,858,000   3.5
CNL Income Fund IV,
 Ltd....................       37           15        11.2     2,467,000   4.7
CNL Income Fund V,
 Ltd....................       25           13        12.2     1,554,000   3.0
CNL Income Fund VI,
 Ltd....................       42           17        10.6     3,301,000   6.3
CNL Income Fund VII,
 Ltd....................       40           13        10.3     2,736,000   5.2
CNL Income Fund VIII,
 Ltd....................       36           12         9.9     3,300,000   6.3
CNL Income Fund IX,
 Ltd....................       41           17        10.1     3,284,000   6.2
CNL Income Fund X,
 Ltd....................       48           17        10.2     3,525,000   6.7
CNL Income Fund XI,
 Ltd....................       39           20         9.2     3,750,000   7.1
CNL Income Fund XII,
 Ltd....................       49           15         7.3     4,183,000   8.0
CNL Income Fund XIII,
 Ltd....................       47           17         7.2     3,172,000   6.0
CNL Income Fund XIV,
 Ltd....................       56           16         5.7     3,699,000   7.0
CNL Income Fund XV,
 Ltd....................       50           18         6.5     3,238,000   6.2
CNL Income Fund XVI,
 Ltd....................       44           18         7.5     3,621,000   6.9
CNL Income Fund XVII,
 Ltd....................       28           12         4.5     2,649,000   5.0
CNL Income Fund XVIII,
 Ltd....................       24           14         5.0     2,951,000   5.6

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(1) The total number of properties for each Fund includes wholly-owned properties and properties held in joint ventures and as tenants in common with a third party or another Fund.

   Land. Lot sizes generally range from 25,000 to 65,000 square feet depending upon building size and local demographic factors. Restaurants located on land within shopping centers will be freestanding and may be located on smaller parcels if sufficient common parking is available. Restaurant properties purchased by a Fund are in locations zoned for commercial use which were reviewed for beneficial traffic patterns and volume of traffic. Generally, the cost of the underlying land ranges from $150,000 to $500,000, although the cost of the land for particular restaurant properties may be higher or lower in some cases.

   Buildings. Either before or after construction or renovation, the restaurant properties acquired by the Funds are one of a restaurant chain's approved designs. Building and site preparation costs have varied depending upon the size of the building and the site and the area in which the restaurant property is located. Building and site preparation costs ranged from $250,000 to $1,250,000 for each restaurant property.

   Generally, the restaurant properties acquired by the Funds consist of both land and building, although in a number of cases the Fund may have acquired only the land underlying the restaurant building with the building owned by a tenant or a third party, and also may have acquired the building only with the land owned by a third party. In general, the restaurant properties acquired by the Funds are freestanding and surrounded by paved parking areas. Buildings are suitable for conversion to various uses, although modifications would be required prior to use for other than restaurant operations.

   A lessee generally is required by the lease agreement to make such capital expenditures as may be reasonably necessary to refurbish restaurant buildings, premises, signs, and equipment so as to comply with the lessee's obligations under the franchise agreement to reflect the current commercial image of its restaurant chain. These capital expenditures will be paid by the lessee during the term of the lease.

   The following table shows the distribution of restaurant properties of the Funds by restaurant chain as of September 30, 1998.

                                                      CNL Income Fund(1)
                         ----------------------------------------------------------------------------
                          I  II  III IV   V  VI  VII VIII IX   X  XI  XII XIII XIV XV  XVI XVII XVIII
                         --- --- --- --- --- --- --- ---- --- --- --- --- ---- --- --- --- ---- -----
Arby's.................. --    1 --    2   2   1 --  --   --  --  --    1   1  --  --    2   3     2
Boston Market........... --    1 --    1   1 --    1 --   --    1 --  --  --     4   4   5   4     4
Burger King.............   1   1   1 --    2   5  10  13   18  12  12   2   5    1 --  --    4     1
Checkers................ --    2 --    1 --  --    1 --   --  --  --  --    8   15  14   6 --    --
Chevy's Fresh Mex.......   1   1   1 --    1   1   1 --   --    1 --  --    1  --  --  --  --      1
Denny's................. --    3   2   4   3   2 --    1    4   3   7   9   3    6   2   9   2   --
Golden Corral...........   5   6   6   3   2   5   5   5    2   4   3   2   3    4   5   6   4     5
Hardee's................ --  --  --  --    1   2   6   4    6   7   5  11  11    6   7 --  --    --
IHOP.................... --    2   2   1   1   5 --  --     1 --  --  --  --   --  --    2 --      2
Jack in the Box......... --    1 --    1 --    1   3   2  --    5   8  10   5    6   4   5   4     4
KFC..................... --    3   4   1 --    3   2   2  --  --    1   1 --   --  --    1 --    --
Long John Silver's...... --  --  --  --  --  --  --  --   --    2 --    9   8    9   9   6 --    --
Perkins................. --  --    1 --  --  --  --    1    2   3 --  --  --   --  --  --  --    --
Pizza Hut...............   2   5   4   5   1 --  --  --   --    6 --  --  --   --  --  --  --    --
Popeyes.................   1   4   1 --  --    4   5   1  --  --  --  --  --   --  --  --    1   --
Shoney's................ --  --  --    6 --    1   2   5    6   4 --    2 --   --  --    1 --    --
Taco Bell............... --  --    2   1   2   1   1 --   --  --  --  --  --     2   1 --    1   --
Wendy's.................   5   2 --    4   1 --  --    1  --  --  --  --    1  --    1   1   2     1
Other(2)................   2   6   4   7   8  10   3  11    2 --    3   2   1    3   3 --    3     4

--------
(1) The number of properties for each Fund includes wholly-owned properties and properties held in joint ventures and as tenants in common with a third party or another Fund.
(2) This category encompasses all restaurant chains that comprise less than 1% of the total of all restaurant properties of all of the Funds.

Description of Leases

   Here, we have summarized the leases of the restaurant properties. The terms and conditions of any lease, however, entered into by any of the Funds with regard to a restaurant property may vary from those described below. The Advisor in all cases used its best efforts to obtain terms at least as favorable as those described below. If we determined, based on the recommendation of the Advisor, that the terms of an acquisition and lease of a restaurant property, taken as a whole, were favorable to the Fund, we may have, in our sole discretion, caused a Fund to enter into a lease with terms which are substantially different than the terms described below. In making such determination, we considered such factors as the type and location of the restaurant, the creditworthiness of the lessee, the purchase price of the restaurant property, the prior performance of the lessee, and the prior business experience of the principals of the Advisor or its affiliates, with a restaurant chain or restaurant operator or our experience with such restaurant chain or restaurant operator.

   General. In general, the leases are triple-net leases, which means that the lessees are required to pay all repairs, maintenance, property taxes, and insurance. The lessees also are required to pay for utilities and the cost of any renovations permitted under the leases. A Fund is the lessor under the lease except in certain circumstances in which it may be a party to a joint venture or co-tenancy arrangement which, in turn, owns the restaurant property. In those cases, the joint venture, rather than the Fund, will be the lessor, and all references in this section to the Fund as lessor therefore should be read accordingly. See "--Joint Venture/Co-Tenancy Arrangements."

   Term of Leases. Each Fund's restaurant properties are leased for an initial term of either 15 or 20 years with two to five renewal options for five years each. The minimum rental payment under the renewal option generally is greater than that due for the final lease year of the initial term of the lease. Upon termination of the lease, the lessee will surrender possession of the restaurant property to the Fund, together with any improvements made to the restaurant property during the term of the lease.

   As of September 30, 1998, the average remaining initial lease term with respect to the Funds' restaurant properties was approximately 13 years. Leases accounting for approximately 65% of annualized base rent for the nine months ended September 30, 1998, have initial lease terms extending until at least December 31, 2009.

   The following table shows the aggregate number of leases in the Funds' restaurant property portfolio which expire each calendar year through the year 2009, as well as the number of leases which expire after December 31, 2009. The table does not reflect the exercise of any of the renewal options provided to the tenant under the terms of such leases.

                             Lease Expiration Table

                                                                  Base Rent
                                                             -------------------
Year                                                  Number  Amount(1)  Percent
----                                                  ------ ----------- -------
1999.................................................    2   $    99,000    0.2%
2000.................................................    4       142,000    0.3
2001.................................................    7       532,000    1.0
2002.................................................   15     1,062,000    2.0
2003.................................................    4       278,000    0.5
2004.................................................    7       980,000    1.8
2005.................................................   22     2,629,000    5.0
2006.................................................   30     3,058,000    5.8
2007.................................................   32     2,711,000    5.1
2008.................................................   35     2,729,000    5.2
2009.................................................   29     3,212,000    6.1
Thereafter...........................................  402    35,354,000   67.0
                                                       ---   -----------  -----
  Totals(1)..........................................  589   $52,786,000  100.0%
                                                       ===   ===========  =====

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(1) The leases for 32 properties with aggregate base rental income of approximately $1,640,000 have expired or been terminated, including six Boston Market restaurant properties and 16 Long John Silver restaurant properties. We are actively marketing these properties for re-lease or sale.

   Computation of Lease Payments. During the initial term of the lease, the lessee pays the Fund, as lessor, minimum annual rent equal to a specified percentage of the Fund's cost of purchasing the restaurant property. Generally, the leases provide for the escalation of the minimum annual rent at predetermined intervals during the term of the lease. In the case of acquisition of restaurant properties that were to be constructed or renovated pursuant to a development agreement, the Fund's costs of purchasing the restaurant property included the purchase price of the land, including all fees, costs, and expenses paid by the Fund in connection with its purchase of the land, and all fees, costs, and expenses disbursed by the Fund for construction of restaurant improvements.

   In addition to minimum annual rent, in many cases, the lessee pays the Fund "percentage rent." Percentage rent is computed as a percentage of gross sales of the restaurant operating at a particular restaurant property. The leases generally provide that percentage rent will commence in the first lease year in which gross sales exceed a specified amount. Certain leases, however, provide that percentage rent is to be paid quarterly beginning at the end of the first two years of the lease and each succeeding quarter thereafter to the extent the restaurant gross sales in that quarter exceed the average quarterly gross sales during the first two lease years. Gross sales include sales of all products and services of the restaurant, excluding sales taxes, tips paid to serving people, and sales from vending machines.

   Assignment and Sublease. In general, no lease may be assigned or subleased without the Fund's prior written consent (which may not be unreasonably withheld) except to a tenant's corporate franchiser, corporate affiliate or subsidiary, a successor by merger or acquisition, or, in certain cases, another franchisee, if such assignee or sublessee agrees to operate the same type of restaurant on the premises. The leases set forth certain factors, such as the financial condition of the proposed lessee or subtenant, that are deemed to be a reasonable basis for the Fund's refusal to consent to an assignment or sublease. The original lessee generally remains fully liable, however, for the performance of all lessee obligations under the lease following any such assignment or sublease unless the Fund agrees in writing to release the original lessee from its lease obligations.

   Alterations to Premises. A lessee generally has the right, without the prior consent of the Fund and at the lessee's own expense, to make certain immaterial structural modifications to the restaurant building and improvements (with a cost limitation set forth in the lease) or, with the Fund's prior written consent and at the lessee's own expense, to make material structural modifications that may include demolishing and rebuilding the restaurant. Under certain leases, the lessee, at its own expense, may make any type of alterations to the leased premises without the Fund's consent but must provide the Fund with plans of any proposed structural modifications at least 30 days before construction of the alterations commences. Certain leases may require the lessee to post a payment and performance bond for any structural alterations with a cost in excess of a certain amount.

   Right of Lessee to Purchase. If the Fund wishes at any time to sell a restaurant property pursuant to a bona fide offer from a third party, the lessee of that restaurant property will generally have the right to purchase the restaurant property for the same price, and on the same terms and conditions, as contained in the offer. In certain cases, the lessee also has a right to purchase the restaurant property seven to 20 years after commencement of the lease at a purchase price equal to the greater of (i) the restaurant property's appraised value at the time of the lessee's purchase, or (ii) a specified amount, generally equal to the Fund's purchase price of the restaurant property, plus a predetermined percentage of such purchase price. Alternatively, a limited number of leases provide for a purchase option price which is computed pursuant to a formula that looks to various measures of value contained in an independent appraisal of the restaurant property. As the general partners, we negotiated only such formulae that we expected would result in reasonable approximations of the fair market value of the restaurant property at the time the option is exercised.

   Substitution of Restaurant Properties. Certain leases provide the lessee the right to offer the substitution of another restaurant property selected by the lessee and improved with the same restaurant chain approved by the landlord in the event that the tenant determines in its reasonable business discretion exercised in good faith that a restaurant property is inadequate or unprofitable for the purposes for which such restaurant property is used pursuant to the lease. In that event, the lessee will have the right to offer the Fund the opportunity to exchange the restaurant property for another restaurant property (the "Substituted Restaurant Property") with a value of not less than the current value of the original leased restaurant property as determined by an independent appraisal of both restaurant properties.

   Generally, if the Fund approves the substitution, a closing shall take place within 60 days following the Fund's approval of the substitution. The terms of the lease for the Substituted Restaurant Property shall generally be identical to the terms of the lease as the original property, except that the lease term shall equal the remainder of the term of the original lease. The tenant must pay all reasonable costs associated with the substitution.

   In some cases if the Fund does not approve a proposed substitution, the tenant has the right to submit alternate restaurant properties to the Fund for the Fund's approval. If no restaurant properties are accepted by the Fund, the tenant has the option to purchase the original restaurant property in accordance with a formula set forth in the lease.

   Special Conditions. Certain leases provide that the Fund will not be permitted to own or operate, directly or indirectly, another restaurant property of the same or similar type as the leased restaurant property that is or will be located within a specified distance of the leased restaurant property.

   Insurance, Taxes, Maintenance, and Repairs. Substantially all of the leases require that the lessee pay all taxes and assessments, maintenance, repair, utility, and insurance costs applicable to the real estate and permanent improvements. Lessees are required to maintain all restaurant properties in good order and repair.

   Lessees generally are required, under the terms of the leases, to maintain, for the benefit of the Fund and the lessee, casualty insurance in an amount not less than the full replacement value of the building and other permanent improvements (or a percent of such value in the case of certain leases, but in no case less than 90%), as well as liability insurance, generally for $1,000,000 for each location and event with an umbrella policy of $5,000,000. All lessees, other than those lessees with a substantial net worth, generally also are required to obtain "rental value" or "business interruption" insurance to cover losses due to the occurrence of an insured event for a specified period, generally six to 12 months. In general, no lease was entered into unless, in the opinion of the Advisor, the insurance required by the lease adequately insures the restaurant property.

   The lessees generally are required to maintain the restaurant property and repair any damage to the restaurant property, except damage occurring during the last 24 months of the lease term (as extended), which in the opinion of the lessee renders the restaurant property unsuitable for occupancy, in which case the lessee will have the right instead to pay the insurance proceeds to the Fund and terminate the lease.

Joint Venture/Co-Tenancy Arrangements

   Certain Funds have entered into joint ventures or co-tenancy arrangements to own and operate a restaurant property with unaffiliated persons or entities, either alone or together with another Fund, provided that the Fund, alone or together with another Fund, acquires a controlling equity interest in such joint venture or co-tenancy property and possesses the power to direct or cause the direction of the management and policies of such joint venture or co-tenancy property.

   Under the terms of each joint venture agreement, the Fund and each joint venture partner are jointly and severally liable for all debts, obligations, and other liabilities of the joint venture. In addition, we or our affiliates are entitled to reimbursement, at cost, for actual expenses incurred by us or our affiliates on behalf of the Fund. Joint ventures entered into to purchase and hold a restaurant property for investment generally have an initial term of 15 to 20 years (generally the same term as the initial term of the lease for the restaurant property in which the joint venture invests), and, after the expiration of the initial term, will continue in existence from year to year unless terminated at the option of either joint venturer or unless terminated by an event of dissolution as specified in the agreement governing the joint venture. The joint venture agreement restricts each venturer's ability to sell, transfer, or assign its joint venture interest without first offering it for sale to its joint venture partner. In addition, in any joint venture with another Fund, in the event that one party desires to sell the restaurant property and the other party does not desire to sell, either party has the right to trigger dissolution of the joint venture by sending a notice to the other party. The notice will establish the price and terms for the sale or purchase of the other party's interest in the joint venture to the other party. The joint venture or partnership agreement grants the receiving party the right to elect either to purchase the other party's interest on the terms set forth in the notice or to sell its own interest on such terms.

Financing

   No Fund nor any general partnership or joint venture in which a Fund is a partner or joint venturer has acquired restaurant properties by incurring indebtedness. Generally, the partnership agreements governing each Fund do not permit the Fund to borrow to make investments. Subject to certain restrictions, however, the Funds may borrow funds but are not permitted to encumber any of the restaurant properties in connection with any such borrowing. The Funds do not borrow for the purpose of returning capital to you or under arrangements that would make you liable to creditors of a Fund. We have limited each Fund's outstanding indebtedness to 3.0% of the aggregate adjusted tax basis of its restaurant properties and we have used, and will continue to use, our reasonable efforts to structure any borrowing so that it will not constitute "acquisition indebtedness" for federal income tax purposes. In addition, a Fund may not incur indebtedness unless it first obtains an opinion of counsel that such borrowing will not constitute acquisition indebtedness. Notwithstanding the foregoing, we or our affiliates are entitled to reimbursement, at cost, for actual expenses incurred by us or our affiliates on behalf of a Fund.

Sale of Restaurant Properties

   The Funds generally hold their restaurant properties until we determine either that their sale or other disposition is advantageous in view of each Fund's investment objectives, or that such objectives will not be met. Generally, we intend to sell each Fund's restaurant properties within 7 to 12 years after their acquisition or as soon thereafter as market conditions permit. In deciding whether to sell restaurant properties, we will consider factors such as potential capital appreciation, net cash flow, and federal income tax considerations. The terms of certain leases, however, may require a Fund to sell a restaurant property if the lessee exercises its option to purchase a restaurant property after a specified portion of the lease term has elapsed. See "Business of the Funds--Description of Leases--Right of Lessee to Purchase." No Fund has any obligation to sell all or any portion of a restaurant property at any particular time, except as may be required under lessee or joint venture purchase options.

   In connection with any sale of a restaurant property, we do not anticipate and, in most cases, the Funds are prohibited from, making reinvestment of the net sales proceeds in additional restaurant properties. Net sales proceeds not reinvested in restaurant properties or used to establish reserves deemed necessary or advisable by us are distributed to the Limited Partners in accordance with each Fund's partnership agreement. If we determine, however, that it is in the interest of a Fund to reinvest net sales proceeds in restaurant properties, net sales proceeds will be reinvested only if sufficient cash also is distributed to the Limited Partners to pay any state income tax (at a rate reasonably assumed by us) and federal income tax (assuming the Limited Partners' income is taxable at the maximum federal income tax rate then applicable to individuals for capital gains) created by the disposition. Net cash flow is not invested in restaurant properties.

   In connection with sales of restaurant properties by the Funds, purchase money security interests may be taken by the Funds as part payment of the sales price. The terms of payment are affected by custom in the area in which the restaurant property is located and by prevailing economic conditions. When a purchase money security interests is accepted in lieu of cash upon the sale of a Fund's restaurant property, the Fund continues to have a mortgage on the restaurant property and the proceeds of the sale will be realized over a period of years rather than at closing of the sale.

Competition

   The competitive environment in which the Funds operate is substantially similar to that of the APF, as described above on page 107.

                  POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

   The following is a discussion of certain investment, financing and other policies of APF and of the Funds. In the case of APF, APF's Board of Directors has determined these policies, and generally, the Board may amend or revise such policies from time to time without a vote of the stockholders. For the Funds, the policies have been set according to the investment objectives set forth in the partnership agreement governing each Fund. The description included here regarding the Funds is general to all the Funds.

                                      APF

Investment Policies

   Real Estate Investments. APF seeks to acquire and manage a diversified portfolio of real estate and other assets. In its real estate activities, APF seeks to structure triple-net leases and to acquire properties subject to leases that generally provide: (i) that the tenant is responsible for all operating and capital expenses, except for certain environmental and other contingent liabilities, (ii) for contractual rent increases over the term of the lease and (iii) for primary lease terms of 15 to 20 years, with two to five renewals of five years each. While APF generally intends to hold its restaurant properties for long-term investment, APF may dispose of a restaurant property if it deems such disposition to be in its best interests. APF may also sell restaurant properties to tenants pursuant to purchase options included in certain leases. For a discussion of the evaluation of potential restaurant properties, see "APF's Business and the Restaurant Properties--APF's Business-- Evaluation of Investment Opportunities."

   Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers. APF may in the future invest in securities of entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. APF may acquire all or substantially all of the securities or assets of REITs or similar entities where such investments would be consistent with its investment policies. The Company may also receive an equity interest or rights to purchase equity interests in tenants or affiliates of tenants in connection with sale-leaseback transactions. In any event, APF does not intend that its investments in securities will require it to register as an "Investment Company" under the Investment Company Act of 1940, as amended, and APF would divest itself of such securities before any such registration would be required.

   Joint Ventures and Wholly-Owned Subsidiaries. APF may in the future enter into joint ventures or general partnerships and other participations with real estate developers, owners and others for the purpose of obtaining an equity interest in a particular property or properties in accordance with APF's investment policies. Such investments permit APF to own interests in large properties without unduly restricting diversification and, therefore, add flexibility in structuring APF's portfolio.

   Engaging in the Purchase and Sale of Investments and Investing in the Securities of Others for the Purpose of Exercising Control. As part of its investment activities, APF may acquire, own and dispose of general and limited partner interests, stock, warrants, options or other equity interests in entities and exercise all rights and powers granted to the owner of any such interests.

   Offering Securities in Exchange for Property. APF may offer APF Shares, Operating Partnership units or other APF securities in exchange for a restaurant property.

   Repurchasing or Reacquiring Its Own Shares. APF may purchase or repurchase APF Shares from any person for such consideration as the Board of Directors may determine in its reasonable discretion, whether more or less than the original issuance price of such APF Share or the then trading price of such APF Share.

   Lending. APF provides mortgages to operators of national and regional restaurant chains, or their affiliates, to enable them to acquire the restaurant property. APF also securitizes the mortgage loans by contributing them to a trust which subsequently issues trust certificates representing beneficial ownership interests in the pool of mortgage loans. The net proceeds of the offering of the trust certificates are then contributed back to APF. The mortgage loans are not insured by a governmental agency. APF also provides, on a limited basis, secured equipment leasing to operators of national and regional restaurant chains.

Financing Policies

   Issuance of Additional Securities. APF's Board of Directors may, in its discretion, issue additional equity securities. APF expects to issue additional equity from time to time to increase its available capital. The issuance of additional equity interests may result in the dilution of the interests of the APF stockholders at the time of such issuance.

   Issuance of Senior Securities. APF may at any time issue securities senior to the APF Shares, upon such terms and conditions as may be determined by the Board of Directors.

   Borrowing Policy. APF may, at any time, borrow, on a secured or unsecured basis, funds to finance its business and in connection therewith execute, issue and deliver promissory notes, commercial paper, notes, debentures, bonds and other debt obligations which may be convertible into APF Shares or other equity interests or be issued together with warrants to acquire APF Shares or other equity interests.

Miscellaneous Policies

   Making Annual or Other Reports to Stockholders. APF is subject to the reporting requirements of the Exchange Act and will file annual and quarterly reports thereunder. APF currently intends to provide annual and quarterly reports to its stockholders.

   Restrictions on Related Party Transactions. APF's bylaws prohibit APF from engaging in a transaction with a director, officer, advisor, person owning or controlling 10% or more of any class of APF's outstanding voting securities (or any affiliate of such persons) (to all of whom we refer to here as the "Interested Parties"), except to the extent that such transactions are specifically authorized by the terms of the bylaws. The bylaws will permit a transaction, including the acquisition of property, with any of the Interested Parties, however, if the terms or conditions of such transaction have been disclosed to the Board of Directors and approved by a majority of directors not otherwise interested in the transaction, and such directors, in approving the transaction, have determined the transaction to be fair, competitive, commercially reasonable and on terms and conditions no less favorable to APF than those available from unaffiliated third parties.

   Company Control. The Board of Directors has exclusive control over APF's business and affairs subject only to the restrictions in the APF's Amended and Restated Articles of Incorporation and bylaws. Stockholders have the right to elect members of the Board of Directors. The Directors are accountable to APF as fiduciaries and are required to exercise good faith and integrity in conducting APF's affairs as described in "Fiduciary Responsibility" on page .

Working Capital Reserves

   APF will maintain working capital reserves or immediate borrowing capacity in amounts that the Board of Directors determines to be adequate to meet normal contingencies in connection with the operation of APF's business and investments.

                                   The Funds

Investment Policies

   Real Estate Investments. The Funds' primary investment activity is to acquire and manage a diversified portfolio of real estate assets. In their real estate activities, the Funds seek to structure triple-net leases and to acquire properties subject to leases that generally provide: (i) that the tenant is responsible for all operating and capital expenses, except for certain environmental and other contingent liabilities, (ii) for contractual rent increases over the term of the lease and (iii) for primary lease terms of 15 to 20 years, with two to five renewal options of five years each. While the Funds generally hold their restaurant properties for long-term investment, a Fund may dispose of a restaurant property if the general partners deem such disposition to be in its best interests. Generally, any proceeds from such disposition must be distributed to the partners in the Fund according to the terms of the partnership agreements governing such Fund. The Funds are finite term entities which are structured to dissolve when the assets of the Funds are liquidated, or after approximately 35 years. For a discussion of the evaluation and selection of restaurant properties, see "Business of the Funds--Site Selection and Acquisition of Restaurant Properties."

   Joint Ventures/Co-Tenancy Arrangements. Certain of the Funds may enter into joint venture or co-tenancy arrangements and other participations with others for the purpose of obtaining an equity interest in a particular property or properties in accordance with the Fund's investment policies. Such investments permit a Fund to own interests in large properties without unduly restricting diversification and, therefore, add flexibility in structuring the Fund's portfolio.

Financing

   The Funds are generally prohibited from or restricted in the amount and nature of borrowings. Additionally, none of the Funds are authorized to raise additional capital for (or reinvest the net sale or refinancing proceeds in) new investments, absent amendments to their partnership agreements.

                                   MANAGEMENT

Directors and Executive Officers

   The directors and executive officers of APF are listed below:

          Name            Age                 Position with APF
          ----            --- --------------------------------------------------
James M. Seneff, Jr......  52 Chairman of the Board of Directors
Robert A. Bourne.........  51 Vice Chairman of the Board of Directors
G. Richard Hostetter.....  59 Independent Director
J. Joseph Kruse..........  66 Independent Director
Richard C. Huseman.......  60 Independent Director
Curtis B. McWilliams.....  43 Chief Executive Officer
John T. Walker...........  40 President and Chief Operating Officer
Howard J. Singer.........  56 Executive Vice President of Development Operations
Barry L. Goff............  37 Senior Vice President and Chief Investment Officer
Steven D. Shackelford....  35 Senior Vice President and Chief Financial Officer
Michael I. Wood..........  37 Senior Vice President of Asset Management
Timothy J. Neville.......  50 Senior Vice President and Chief Credit Officer
Robert W. Chapin Jr......  37 Senior Vice President of Development Operations

   James M. Seneff, Jr. has served as Chairman of the Board of Directors since 1995. Mr. Seneff also served as Chief Executive Officer of APF from May 1994 to
      1999. Mr. Seneff has served as Chairman of the Board, Chief Executive Officer and a director of CNL Hospitality Properties, Inc. since 1996 and of CNL Hospitality Advisors, Inc. since January 1997. Mr. Seneff has also served as Chairman of the Board and Chief Executive Officer and a director of CNL Health Care Properties, Inc. and CNL Health Care Advisors, Inc. since 1997. Mr. Seneff is a principal stockholder of CNL Group, Inc., a diversified real estate company, and has served as its Chairman of the Board of Directors and Chief Executive Officer since its formation in 1980. Mr. Seneff has been Chairman of the Board of Directors and Chief Executive Officer of CNL Securities Corp. since its formation in 1979. Mr. Seneff also has held the position of Chairman of the Board of Directors, Chief Executive Officer, President and director of CNL Management Company, a registered investment advisor, since its formation in 1976, has served as Chief Executive Officer, Chairman of the Board and a director of CNL Investment Company, Chief Executive Officer and Chairman of the Board of Directors of Commercial Net Lease Realty, Inc., a publicly-traded REIT, listed on the NYSE, since 1992, Chief Executive Officer and Chairman of the Board of Directors of CNL Realty Advisors, Inc. from its inception in 1991 through 1997, at which time such company merged with Commercial Net Lease Realty, Inc., and has held the position of Chief Executive Officer, Chairman of the Board and a director of CNL Institutional Advisors, Inc., a registered investment advisor, since its inception in 1990. Mr. Seneff previously served on the Florida State Commission on Ethics and is a former member and past Chairman of the State of Florida Investment Advisory Council, which advises the Florida Board of Administration investments for various Florida employee retirement funds. The Florida Board of Administration, Florida's principal investment advisory and money management agency, oversees the investment of more than $60 billion of retirement funds. Since 1971, Mr. Seneff has been active in the acquisition, development, and management of real estate projects and, directly or through an affiliated entity, has served as a general partner or joint venturer in over 100 real estate ventures involved in the financing, acquisition, construction, and rental of restaurants, office buildings, apartment complexes, hotels, and other real estate. Included in these real estate ventures are approximately 65 privately offered real estate limited partnerships with investment objectives similar to one or more of APF's investment objectives, in which Mr. Seneff, directly or through an affiliated entity, serves or has served as a general partner. Mr. Seneff is also a member of the board of directors of First Union Bank of Florida, N.A. Mr. Seneff received his degree in Business Administration from Florida State University in 1968.

   Robert A. Bourne has served as a Vice Chairman of the Board of Directors of APF since February 1999 and has served as a director of APF since May 1994. He also served as President of APF from May 1994 to

February 1999. Mr. Bourne served as President of the Advisor from March 1994
through      1999. Mr. Bourne also has served as President and a director of
CNL Hospitality Properties, Inc. since June 1996 and of CNL Hospitality Advisors, Inc. since January 1997. Mr. Bourne has also served as President and director of CNL Health Care Properties, Inc. since December 1997 and CNL Health Care Advisors, Inc. since July 1997. Mr. Bourne is President and Treasurer of CNL Group, Inc., President, Treasurer, a director, and a registered principal of CNL Securities Corp., President, Treasurer, a director and a registered principal of CNL Investment Company, and Chief Investment Officer, a director and Treasurer of CNL Institutional Advisors, Inc., a registered investment advisor. Mr. Bourne served as President of CNL Institutional Advisors, Inc. from the date of its inception through June 30, 1997. Mr. Bourne served as President and a director from July 1992 to February 1996, served as Secretary and Treasurer from February 1996 through December 1997, and has served as Vice Chairman of the Board of Directors since February 1996, of Commercial Net Lease Realty, Inc. In addition, Mr. Bourne served as President of CNL Realty Advisors, Inc. from May 1992 to February 1996, and served as a director of CNL Realty Advisors, Inc. from May 1992 through December 1997, and as Treasurer and Vice Chairman from February 1996 through December 1997, at which time such company merged with Commercial Net Lease Realty, Inc. Upon graduation from Florida State University in 1970, where he received a Bachelor of Science degree in Accounting, with honors, Mr. Bourne worked as a certified public accountant and, from September 1971 through December 1978 was employed by Coopers & Lybrand, Certified Public Accountants, where he held the position of tax manager beginning in 1975. From January 1979 until June 1982, Mr. Bourne was a partner in the accounting firm of Cross & Bourne and from July 1982 through January 1987 he was a partner in the accounting firm of Bourne & Rose, P.A., Certified Public Accountants. Mr. Bourne, who joined CNL Securities Corp. in 1979, has participated as a general partner or joint venturer in over 100 real estate ventures involved in the financing, acquisition, construction, and rental of restaurants, office buildings, apartment complexes, hotels, and other real estate. Included in these real estate ventures are approximately 64 privately offered real estate limited partnerships with investment objectives similar to one or more of APF's investment objectives, in which Mr. Bourne, directly or through an affiliated entity, serves or has served as a general partner. Mr. Bourne oversaw the acquisition and the management of over 1,500 properties located across 47 states with a total value in excess of $2 billion.

   G. Richard Hostetter, Esq. has served as an Independent Director of APF since March 1995. Mr. Hostetter served as a director of CNL Hospitality Properties, Inc. from July 1997 until February 1999. Mr. Hostetter was associated with the law firm of Miller and Martin from 1966 through 1989, the last ten years of such association as a senior partner. As a lawyer, he served for more than 20 years as counsel for various corporate real estate groups, fast-food companies and public companies, including The Krystal Company, resulting in his extensive participation in transactions involving the sale, lease, and sale/leaseback of approximately 250 restaurant units. Mr. Hostetter graduated from the University of Georgia and received his Juris Doctor from Emory Law School in 1966. He is licensed to practice law in Tennessee and Georgia. From 1989 through 1998, Mr. Hostetter served as President and General Counsel of Mills, Ragland & Hostetter, Inc., the corporate general partner of MRH, L.P., a holding company involved in corporate acquisitions, in which he also was a general and limited partner. Since January 1, 1999, Mr. Hostetter has served as President and General Counsel of MRH, Inc. which manages two of the businesses formerly owned by MRH, L.P.

   J. Joseph Kruse has served as an Independent Director of APF since March 1995. Mr. Kruse also served as a director of CNL Hospitality Properties, Inc. from July 1997 to February 1999. From 1993 to the present, Mr. Kruse has been President and Chief Executive Officer of Kruse & Co., Inc., a merchant banking company engaged in real estate. Mr. Kruse also serves as a director of Gateway American Bank of Florida and Chairman of Topsider Building Systems. Formerly, Mr. Kruse was a Senior Vice President with Textron, Inc. for twenty years, and then served as Senior Vice President at G. William Miller & Co., a firm founded by a former Chairman of the Federal Reserve Board and the Secretary of the Treasury of the United States. Mr. Kruse was responsible for evaluations of commercial real estate and retail shopping mall projects and continues to serve as counsel to the firm. Mr. Kruse received a Bachelor of Science degree in Education from the University of Florida in 1957 and a Master of Science degree in Administration in 1958 from Florida State University. He also graduated from the Advanced Management Program of the Harvard Graduate School of Business.

   Richard C. Huseman has served as an Independent Director of APF since March 1995. Mr. Huseman also served as a director of CNL Hospitality Properties, Inc. from July 1997 to February 1999. Mr. Huseman is presently a professor in the College of Business Administration, and from 1990 through 1995, served as the Dean of the College of Business Administration of the University of Central Florida. He has served as a consultant in the area of managerial strategies to a number of Fortune 500 corporations, including IBM, AT&T, and 3M, as well as to several branches of the U.S. government, including the U.S. Department of Health and Human Services, the U.S. Department of Justice, and the Internal Revenue Service. Mr. Huseman received a Bachelor of Arts degree from Greenville College in 1961 and an Master of Arts degree and a Ph.D. from the University of Illinois in 1963 and 1965, respectively.

   Curtis B. McWilliams has served as Chief Executive Officer of APF since
    , 1999. Prior to the acquisition of the CNL Restaurant Businesses, Mr.
McWilliams served as President of APF from February 1999 until     , 1999. From
April 1997 to February 1999, Mr. McWilliams served as Executive Vice President of APF. Mr. McWilliams joined CNL Group, Inc. in April 1997 and currently serves as an Executive Vice President. In addition, Mr. McWilliams served as President of the Advisor and CNL Financial Services, Inc. from April 1997 until
the acquisition of such entities by APF in    , 1999. From September 1983
through March 1997, Mr. McWilliams was employed by Merrill Lynch & Co., mostly recently as Chairman of Merrill Lynch's Private Advisory Services until March 1997. Mr. McWilliams received a B.S.E. in Chemical Engineering from Princeton University in 1977 and a Master of Business Administration degree with a concentration in finance from the University of Chicago in 1983.

   John T. Walker has served as President and Chief Operating Officer and
Executive Vice President of APF since    , 1999. Mr. Walker joined the Advisor
in September 1994, as Senior Vice President, responsible for Research and Development and served as the Chief Operating Officer of the Advisor from April
1995 until its acquisition by APF in      1999 and served as Executive Vice
President of the Advisor from January 1996 until its acquisition by APF. Mr. Walker also served as Executive Vice President of CNL Hospitality Properties, Inc. and CNL Hospitality Advisors, Inc. from 1997 to October 1998. From May 1992 to May 1994, he was Executive Vice President for Finance and Administration and Chief Financial Officer of Z Music, Inc., a cable television network which was subsequently acquired by Gaylord Entertainment, where he was responsible for overall financial and administrative management and planning. From January 1990 through April 1992, Mr. Walker was Chief Financial Officer of the First Baptist Church in Orlando, Florida. From April 1984 through December 1989, he was a partner in the accounting firm of Chastang, Ferrell & Walker, P.A., where he was the partner in charge of audit and consulting services, and from 1981 to 1984, Mr. Walker was a Senior Consultant/Audit Senior at Price Waterhouse. Mr. Walker is a cum laude graduate of Wake Forest University with a Bachelor of Science degree in Accountancy and is a certified public accountant.

   Howard J. Singer has served as Executive Vice President of Development
Operations of APF since    , 1999. Mr. Singer joined CNL Restaurant
Development, Inc. in October 1995 and served as chief operating officer for
that company until     , 1999, responsible for complete services ranging from
site selection, site development and construction. From October 1986 to September 1995, Mr. Singer was executive vice president of development for Long John Silver's. He has also worked for KFC Corporation and Burger King Corporation where he held positions in development, franchising, national and international operations. Mr. Singer received a Bachelor of Science degree from the University of Florida in 1965 and a Juris Doctor from the University of Miami in 1972.

   Barry L. Goff has served as Chief Investment Officer and Senior Vice
President of APF since     1999. Mr. Goff joined the Advisor in August 1998 as
Chief Investment Officer and served in such position until     , 1999. Mr. Goff
is responsible for marketing APF's restaurant finance, development and strategic advisory services and products to the restaurant industry. Prior to joining the Advisor and from 1989 to July 1998, Mr. Goff was a shareholder of Lowndes, Droskick, Doster, Kantor & Reed, PA., a law firm, in Orlando, Florida where he specialized in U.S. and international taxation. Prior to joining Lowndes in 1989, Mr. Goff practiced law with Loeb & Loeb in Los Angeles. Mr. Goff received his Bachelor of Science degree in Business Administration from the University of Central Florida in 1983, his Juris Doctor degree from the University of Florida in 1986 and a Master of Laws in Taxation from New York University in 1988.

   Steven D. Shackelford has served as Senior Vice President and Chief Financial Officer of APF since January 1997. He also served as Chief Financial
Officer of the Advisor from September 1996 to    , 1999. From March 1995 to
July 1996, Mr. Shackelford was a senior manager in the national office of Price Waterhouse LLP where he was responsible for advising foreign clients seeking to raise capital and a public listing in the United States. From August 1992 to March 1995, he was a manager in the Paris, France office of Price Waterhouse, serving several multinational clients. Mr. Shackelford was an audit staff and senior from 1986 to 1992 in the Orlando, Florida office of Price Waterhouse. Mr. Shackelford received a Bachelor in Arts degree in Accounting, with honors, and a Master of Business Administration degree from Florida State University and is a certified public accountant.

   Michael I. Wood has served as Senior Vice President of Asset Management
since    , 1999. Mr. Wood joined the Advisor in September 1997 and was appointed Senior Vice President of Asset Management in December 1997, serving
in such position until    , 1999. Mr. Wood is responsible for overseeing the
property management and portfolio management of the various portfolios advised by APF. Prior to joining the Advisor, Mr. Wood spent more than 10 years with Xerox Corporation in a variety of positions in its real estate investment and corporate real estate divisions. His most recent position with Xerox was as manager of real estate acquisitions and dispositions where he was responsible for Xerox's major real estate projects. Mr. Wood has achieved the professional designation of Certified Commercial Investment Member. He received a Bachelor of Science degree in Computer Science and a Master of Business Administration degree from the University of North Carolina at Chapel Hill.

   Timothy J. Neville has served as Senior Vice President and Chief Credit
Officer of APF since     1999. Mr. Neville was Senior Vice President and Chief
Credit Officer of CNL Financial Services, Inc., responsible for underwriting
loans to select operators of top restaurant chains, from mid 1997 to    , 1999.
He has more than 25 years of lending and risk management experience at major
financial institutions. From     to mid 1997, Mr. Neville served as Executive
Vice President and Senior Credit Policy Officer at Barnett Bank, N.A. In that capacity, he was responsible for loan approval, asset quality and portfolio management of a loan portfolio totaling $1.4 billion. Prior responsibilities included management of lending departments and lending teams with various financial institutions. Mr. Neville earned a Master in Business Administration degree, from Xavier University and a Bachelor of Business Administration degree from the University of Cincinnati.

   Robert W. Chapin, Jr. has served as Senior Vice President of Operations of
APF since        , 1999. In July 1997, Mr. Chapin joined CNL Restaurant
Development, Inc., in June 1998 and was Senior Vice President of Development
Operations for that Company until      , 1999, responsible for complete
development services ranging from site selection, site development and construction management. From July 1997 to June 1998, Mr. Chapin served as a full-time consultant with CNL Group, Inc., working on a number of strategic project initiatives. From November 1994 to June 1997, Mr. Chapin served as President of Leader Enterprises, a full-service sports marketing firm. From October 1989 to November 1994, Mr. Chapin was employed by VOA Associates, a Chicago-based design and development company, most recently as managing principal of the Florida office. Mr. Chapin received his Bachelor of Science degree from Appalachian State University.

Board of Directors

   General. APF will operate under the direction of its Board of Directors, the members of which are accountable to APF as fiduciaries.

   APF currently has five directors. It may have no fewer than three directors and no more than 15. Directors will be elected annually, and each director will hold office until the next annual meeting of stockholders or until his successor has been duly elected and qualified. There is no limit on the number of times that a director may be elected to office. Although the number of directors may be increased or decreased as discussed above, a decrease shall not have the effect of shortening the term of any incumbent director.

   Any director may resign at any time and may be removed with or without cause only by the stockholders upon the affirmative vote of at least a majority of all the shares of common stock outstanding and entitled to vote in the election of the directors. The notice of such meeting shall indicate that the purpose, or one of the purposes, of such meeting is to determine if a director shall be removed.

   Committees of the Board of Directors. Pursuant to APF's Articles of Incorporation, the Board of Directors may establish committees as it deems appropriate. Currently, APF has an Audit Committee which consists of APF's three independent directors. The Audit Committee makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the plans and results of the audit engagement, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees and reviews the adequacy of APF's internal accounting controls.

   In addition to the Audit Committee, APF has a Compensation Committee. The Compensation Committee consists of three independent directors who advise the Board of Directors on all matters pertaining to compensation programs and policies and establish guidelines for employee incentive and benefits programs which the committee reviews on a continuous basis. It makes specific recommendations relating to salaries of officers and all incentive awards.

   Promptly following the consummation of the Acquisition, the Board of Directors expects to establish an Executive Committee. The Executive Committee will consist of a minimum of three directors, including Messrs. Seneff and Bourne. The Executive Committee will have the authority to acquire, dispose of and finance investments for APF and execute contracts and agreements, including those related to the borrowing of money by APF and generally exercise all other powers of the Board of Directors except for those which require action by all the directors or the independent directors under the Articles of Incorporation or the Bylaws of APF, or under applicable law.

   The Board of Directors may from time to time establish certain other committees to facilitate APF's management. The Board of Directors initially will not have a nominating committee and the entire Board of Directors will perform the function of such committee.

   Compensation of Directors. Each Director is entitled to receive [$6,000] annually for serving on the Board of Directors, as well as fees of [$750] per meeting attended ([$375] for each telephonic meeting in which the Director participates), including committee meetings. No executive officer or Director of APF has received a bonus from APF.

Executive Compensation

   The following Summary Compensation Table shows the annual and long-term compensation paid by APF to the Chief Executive Officer for services rendered in all capacities to APF during the years ended December 31, 1998, 1997 and 1996. No executive officer of APF received a total annual salary and bonus in excess of $100,000 from APF during the year ended December 31, 1998. During this three year period, APF's employees and executive officers were also employees and executive officers of the Advisor and received compensation from the Advisor in part for services in such capacities.

                                                                       Annual
                                                                    Compensation
                                                                    ------------
     Name and Principal Position                               Year Salary Bonus
     ---------------------------                               ---- ------ -----
     James M. Seneff, Jr...................................... 1998  $ 0    $ 0
      Chief Executive Officer and                              1997   $0     $0
      Chairman of the Board                                    1996   $0     $0

--------
(1) Mr. Seneff served as Chief Executive Officer until    , 1999 when APF
    acquired the CNL Restaurant Businesses.

   To date, the Company has not granted to its Chief Executive Officer or to any other executive officer any options to purchase common stock pursuant to an established stock incentive plan or otherwise.

Employment Agreements

   Effective     , 1999 APF entered into employment agreements with Curtis B.
McWilliams, Steven D. Shackleford, John T. Walker, Howard J. Singer, Barry L. Goff, Michael I. Wood, Timothy J. Neville and Robert W. Chapin, Jr. Each of the employment agreements terminate on December 31, 2001 and provide for a discretionary bonus. APF has also entered into noncompetition agreements with each of Messrs. Seneff and Bourne providing that, subject to certain exceptions, they will not engage in specified activities in the restaurant industry.

Option and Restricted Share Plans

   At its 1999 Annual Meeting scheduled for May 13, 1999, APF's Board of Directors has submitted the 1999 Performance Incentive Plan (the "Plan") to the stockholders for approval. The board believes that the Plan is in the best interest of APF and will enable it to attract and retain highly qualified executive officers, directors and employees.

   The Plan is qualified under Rule 16b-3 under the Exchange Act. The Plan will be administered by the Compensation Committee and provides for the granting of options, stock appreciation rights or restricted stock. Under the Plan, 4,500,000 APF Shares are available for issuance to executive officers, directors or other key employees of APF, which number may increase over time based on the number of outstanding APF Shares. Options to acquire APF Shares are expected to be in the form of non-statutory stock options and are exercisable for up to 10 years following the date of the grant. The exercise price of each option will be set by the Compensation Committee, but the Plan requires that the price per APF Share must be equal to or greater than the fair market value of the APF Shares on the grant date.

   The Plan also provides for the issuance of stock appreciation rights (which generally entitle a holder to receive cash or stock, as determined by the Compensation Committee at the time of exercise, equal to the difference between the exercise price and the fair market value of the APF Shares), restricted APF Shares to executive officers, directors or other key employees upon such terms and conditions as shall be determined by the Compensation Committee in its sole discretion and other performance-based incentives.

Incentive Compensation

   APF has established an incentive compensation plan for key officers of APF. This plan provides for payment of cash bonuses to participating officers after evaluating the officer's performance and the overall performance of APF. The Chief Executive Officer makes recommendations to the Compensation Committee of the Board of Directors, which makes the final determination for the award of bonuses. The Compensation Committee determines such bonuses, if any, for the Chief Executive Officer.

                         PRINCIPAL STOCKHOLDERS OF APF

   We have provided in the table below certain information regarding the beneficial ownership of the APF Shares as of December 31, 1998 assuming the completion of the acquisition of the CNL Restaurant Businesses by APF, and as adjusted to give effect to the issuance of APF Shares in the Acquisition assuming that APF acquires 100% of the Funds, by (i) each person or entity known by APF to beneficially own 5% or more of the outstanding APF Shares, (ii) the Chief Executive Officer, James M. Seneff, (iii) the directors of APF, and
(iv) all executive officers and directors, as a group.

                                Beneficial Ownership          Beneficial Ownership
                              Prior to the Acquisition       After the Acquisition
                              ------------------------------ ----------------------
Name of Beneficial Owner (2)    Number        Percent (1)      Number   Percent (1)
----------------------------  --------------- -------------- ---------- -----------
James M. Seneff, Jr......           7,443,343          8.6%   7,580,092     5.1
Robert A. Bourne.........           1,976,216          2.3%   2,112,965     1.4
G. Richard Hostetter
 (3).....................               5,479            *        5,479       *
J. Joseph Kruse..........                 --           --           --      --
Richard C. Huseman.......                 --           --           --      --
All executive officers
 and directors as a group
 (13 persons)............          10,459,110         12.0%  10,752,608     7.3

--------
*  Less than 1%.
(1) The percentage ownership prior to the Acquisition is based on 86,996,927 shares of APF Shares outstanding as of January 31, 1999 as adjusted to reflect the acquisition of the CNL Restaurant Businesses by APF. The percentage ownership after the Acquisition is based on 147,279,427 APF Shares outstanding upon completion of the Acquisition assuming the Acquisition of 100% of the Funds and adjusted for the payment by the Funds of certain expenses of the Acquisition to be paid by the Funds in the form of a reduction in the number of APF Shares paid to each Fund. Beneficial ownership is determined in accordance with the rules of the SEC. For each beneficial owner, APF Shares subject to options or conversion rights exercisable within 60 days of December 31, 1998 are deemed outstanding.
(2) Except as specifically noted in the footnotes below, the address of each of the named beneficial owners is c/o APF, 400 East South Street, Orlando, Florida 32801.
(3) Represents shares held by Sun Trust Bank of Chattanooga in an IRA.

                            FIDUCIARY RESPONSIBILITY

Directors and Officers of the Company

   The directors are accountable to APF and its stockholders as fiduciaries and must perform their duties in good faith, in a manner believed to be in APF's best interests and that of its stockholders and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances. APF's Amended and Restated Articles of Incorporation provide that the directors will not be personally liable to APF or to any stockholder for the breach of a fiduciary responsibility, to the full extent that such limitation or elimination of liability is permitted under Maryland law. The Bylaws provide that APF will indemnify its directors and officers to the full extent permitted under Maryland law. Pursuant to the Bylaws and the MGCL, APF will indemnify each director and officer against any liability and related expenses (including attorneys' fees) incurred in connection with any proceeding in which he may be involved by reason of his or her service in such position so long as the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to APF's best interest, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

   A director and officer is also entitled to indemnification against expenses incurred in any action or suit by or on behalf of APF to procure a judgment in its favor by reason of his or her service in such position if the director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to APF's best interests, except that no such indemnification will be made if the director or officer is judged to be liable to APF, unless the applicable court of law determines that despite the adjudication of liability the director or officer is reasonably entitled to indemnification for such expenses. The Bylaws authorize APF to advance funds to a director or officer for costs and expenses (including attorneys' fees) incurred in a suit or proceeding upon receipt of an undertaking by such director or officer to repay such amounts if it is ultimately determined that he is not entitled to be indemnified. APF has entered into agreements with its directors and executive officers, indemnifying them to the fullest extent permitted by Maryland law. If the Acquisition is consummated, you and other stockholders of APF, may have more limited recourse against the directors and officers than you would have absent these agreements and the provisions in APF's Amended and Restated Articles of Incorporation and Bylaws.

   To the extent that these indemnification provisions apply to actions arising under the Securities Act, APF has been informed that, in the opinion of the SEC, such indemnification provisions are contrary to public policy as expressed in the Securities Act and therefore are not enforceable. APF has obtained insurance policies indemnifying the directors and officers against certain civil liabilities, including liabilities under the federal securities laws, which might be incurred by them in such capacity.

General Partners of the Funds

   Under Florida partnership law, we are accountable to the Funds as fiduciaries and owe each Fund and the partners a duty of loyalty and duty of care and are required to exercise good faith and fair dealing in conducting the Fund's affairs. Each Fund's partnership agreement generally provides that neither we, as general partners, nor any of our affiliates performing services on behalf of the Fund will be liable to the Fund or any of the Limited Partners for any act or omission by us performed in good faith pursuant to authority granted to us by the partnership agreement, or in accordance with its provisions, and any manner we reasonably believed to be within the scope of our authority and in the best interests of the Fund, provided that such act or omission did not constitute negligent misconduct or a breach of our fiduciary duty. As a result, you and the other Limited Partners might have a more limited right of action in certain circumstances than you would have in the absence of such a provision in the partnership agreements.

   Each Fund's partnership agreements also generally provide that we and certain of our affiliates are indemnified from losses relating to acts performed or failures to act in connection with the business of the Fund (except to the extent indemnification is prohibited by law) provided that we or our affiliate determined in good faith that the course of conduct was in the best interests of the Fund and provided further that the course of conduct did not constitute negligence, misconduct, or breach of our fiduciary duty. Notwithstanding the foregoing, neither we nor any of our affiliates will be indemnified by any Fund from any liability, loss, damage, cost or expense incurred by us or any affiliate in connection with any claim involving allegations that we or our affiliate violated federal or state securities laws unless (a) a court has held in our or our affiliate's favor on the merits of the claims of each count involving alleged securities law violations as to the person seeking indemnification and the court approves indemnification of the litigation costs, (b) a court of competent jurisdiction has dismissed such claims with prejudice on the merits, and the court approves indemnification of the litigation costs, or (c) a court of competent jurisdiction has approved a settlement of the claims against the person seeking indemnification and finds that indemnification of the settlement and related costs should be made. In each of the situations described above, the court of law considering the request for indemnification must be advised as to the position of the SEC, the Florida Department of Banking and Finance and any other applicable regulatory authority regarding indemnification for violations of securities laws. Any indemnification may not be enforceable as to certain liabilities arising from claims under the Securities Act and state securities laws, and, in the opinion of the SEC, such indemnification is contrary to public policy and is therefore unenforceable. For purposes of the foregoing, our affiliates will be indemnified only when operating within the scope of our authority. Any claim for indemnification under a partnership agreement will be satisfied only out of the assets of the Fund, and no Limited Partner has any personal liability to satisfy an indemnification claim made against the Fund.

   Each Fund may also advance funds to a third person indemnified under the partnership agreement for legal expenses incurred as a result of legal action brought against such person if (a) the legal action relates to the performance of duties or services by such person on behalf of the Fund, (b) the legal action is initiated by a party other than a Limited Partner, and (c) such person undertakes to repay the advanced funds to the Fund if it is subsequently determined that such person is not entitled to indemnification pursuant to the terms of the partnership agreement. The partnership agreement of each Fund provides that the Fund may pay the attorneys fees of a person indemnified under the partnership agreement as they are incurred. No Fund pays for any insurance covering liability of the general partners or any other indemnified person for acts or omissions for which indemnification is not permitted by its partnership agreement, although we may be named as additional insured parties on policies obtained for the benefit of the Fund if there is no additional cost to such Fund. As part of its assumption of liabilities in the Acquisition, APF will indemnify us and our affiliates for periods prior to and following the Acquisition to the extent of our and our affiliates' indemnity under the terms of the partnership agreements and applicable law.

                          DESCRIPTION OF CAPITAL STOCK

   APF is currently soliciting the approval of its stockholders for a number of amendments to APF's Amended and Restated Articles of Incorporation, including an increase in the number of APF's authorized shares of capital stock. Upon the receipt of stockholder approval, APF's Articles of Incorporation will authorize a total of 356,000,000 shares of capital stock, consisting of 275,000,000 shares of common stock, $.01 par value per share, 3,000,000 shares of preferred stock ("Preferred Stock"), and 78,000,000 additional shares of excess stock ("Excess Shares"), $.01 par value per share. See "--Ownership Limits and Restrictions on Transfer." As of January 31, 1999, APF had 86,996,927 shares of Common Stock outstanding and no Preferred Stock or Excess Shares outstanding. Currently, there is no established public trading market for the APF Shares. Upon consummation of the Acquisition, the APF Shares will be listed on the NYSE
under the symbol "    ".

   Holders of APF Shares are entitled to one vote per share on all matters to be voted on by stockholders and are entitled to receive ratably such distributions as may be declared on the APF Shares by the Board of Directors in its discretion from funds legally available therefor. In the event of the liquidation, dissolution or winding up of APF, holders of APF Shares are entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any holders of Preferred Stock. Holders of APF Shares have no subscription, redemption, conversion or preemptive rights. Matters submitted for stockholder approval generally require a majority vote of the shares present and voting thereon.

   All of the APF Shares offered in the Acquisition will be fully paid and nonassessable when issued.

Preferred Stock

   Under APF's Amended and Restated Articles of Incorporation, the Board of Directors may from time to time establish and issue one or more series of Preferred Stock without stockholder approval. The Board of Directors may classify or reclassify any unissued Preferred Stock by setting or changing the number, designation, preference, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption of such series. Because the Board of Directors has the power to establish the preferences and rights of each series of Preferred Stock, it may afford the holders of any series of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of APF Shares.

   For a description of the characteristics of the Excess Shares, which differ from Common Stock and Preferred Stock in a number of respects, including voting and economic rights, see "--Ownership Limits and Restrictions on Transfer," below.

Ownership Limits and Restrictions on Transfer

   For APF to continue to qualify as a REIT under the Code (i) not more than 50% in value of outstanding equity securities of all classes ("Equity Shares") may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year; (ii) the Equity Shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year; and (iii) APF must satisfy certain complex requirements with respect to the nature of its income and assets.

   To ensure that five or fewer individuals do not own more than 50% in value of the outstanding Equity Shares, APF's Amended and Restated Articles of Incorporation provide generally that no holder may own, or be deemed to own by virtue of certain attribution provisions of the Code, more than 9.8% of the issued and outstanding Equity Shares of the issued and outstanding APF Shares (the "Ownership Limit"). The Board of Directors, upon receipt of a ruling from the Internal Revenue Service, an opinion of counsel, or other evidence satisfactory to the Board of Directors, in its sole discretion, may waive or change, in whole or in part, the application of the Ownership Limit with respect to any person that is not an individual (as defined in Section 542(a)(2) of the Code). In connection with any such waiver or change, the Board of Directors may require such representations and undertakings from such person or affiliates and may impose such other conditions, as the Board deems necessary, advisable or prudent, in its sole discretion, to determine the effect, if any, of the proposed transaction or ownership of Equity Shares on APF's status as a REIT for federal income tax purposes.

   In addition, the Board of Directors, from time to time, may increase the Ownership Limit, except that (i) the Ownership Limit may not be increased and no additional limitations may be created if, after giving effect thereto, APF would be "closely held" within the meaning of Section 856(h) of the Code and
(ii) the Ownership Limit may not be increased to a percentage that is greater than 9.8%. Prior to any modification of the Ownership Limit, the Board of Directors will have the right to require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary, advisable or prudent, in its sole discretion, in order to determine or ensure APF's status as a REIT.

   Under the Articles of Incorporation, the Ownership Limit will not be automatically removed even if the REIT provisions of the Code are changed so that they no longer contain any ownership concentration limitation or if the ownership concentration limit is increased. In addition to preserving APF's status as a REIT for federal income tax purposes, the Ownership Limit may prevent any person or small group of persons from acquiring control of APF.

   The Articles of Incorporation of APF also provides that if an issuance, transfer or acquisition of Equity Shares (i) would result in a holder exceeding the Ownership Limit, (ii) would cause APF to be beneficially owned by less than 100 persons, (iii) would result in APF being "closely held" within the meaning of Section 856(h) of the Code or (iv) would otherwise result in APF failing to qualify as a REIT for federal income tax purposes, such issuance, transfer or acquisition shall be null and void to the intended transferee or holder, and the intended transferee or holder will acquire no rights to the shares. Pursuant to the Articles of Incorporation, Equity Shares owned, transferred or proposed to be transferred in excess of the Ownership Limit or which would otherwise jeopardize APF's status as a REIT under the Code will automatically be converted to Excess Shares.

   A holder of Excess Shares is not entitled to distributions, voting rights and other benefits with respect to such shares except the right to payment of the purchase price for the shares and the right to certain distributions upon liquidation. Any dividend or distribution paid to a proposed transferee on Excess Shares pursuant to APF's Articles of Incorporation will be required to be repaid to APF upon demand. Excess Shares will be subject to repurchase by APF at its election. The purchase price of any Excess Shares will be equal to the lesser of (i) the price in such proposed transaction or (ii) either (a) if the shares are then listed on the NYSE, the fair market value of such shares reflected in the average closing sales prices for the shares on the 10 trading days immediately preceding the date on which APF or its designee determines to exercise its repurchase right; (b) if the shares are not then so listed, such price for the shares on the principal exchange (including the Nasdaq National Market) on which such shares are listed; (c) if the shares are not then listed on a national securities exchange, the latest quoted price for the shares; (d) if not quoted, the average of the high bid and low asked prices if the shares are then traded over-the-counter, as reported by the Nasdaq Stock Market; (e) if such system is no longer in use, the principal automated quotation system then in use; (f) if the shares are not quoted on such system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the shares; or (g) if there is no such market maker or such closing prices otherwise are unavailable, the fair market value, as determined by the Board of Directors in good faith, on the last trading day immediately preceding the day on which notice of such proposed purchase is sent by APF. The Articles of

Incorporation also established certain restrictions relating to transfers of any Excess Shares that may be issued. If such transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then APF will have the option to deem the intended transferee of any Excess Shares to have acted as an agent on behalf of APF in acquiring such Excess Shares and to hold such Excess Shares on behalf of APF.

   Under the Amended and Restated Articles of Incorporation, APF has the authority at any time to waive the requirement that Excess Shares be issued or be deemed outstanding in accordance with the provisions of the Amended and Restated Articles of Incorporation if, in the opinion of nationally recognized tax counsel, the issuance of such Excess Shares or that such Excess Shares are deemed to be outstanding jeopardizes the status of APF as a REIT for federal income tax purposes.

   All certificates issued by APF representing Equity Shares will bear a legend referring to the restrictions described above.

   The Amended and Restated Articles of Incorporation of APF also provides that all persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% of the outstanding Equity Shares (or such lower percentage as may be set by the Board of Directors), must file an affidavit with APF containing information specified in the Articles of Incorporation no later than January 31st of each year. In addition, each stockholder, upon demand, shall be required to disclose to APF in writing such information with respect to the direct, indirect and constructive ownership of shares as the directors deem necessary to comply with the provisions of the Code, as applicable to a REIT, or to comply with the requirements of an authority or governmental agency.

   The ownership limitations described above may have the effect of precluding acquisitions of control of APF by a third party.

Registrar and Transfer Agent

   The Registrar and Transfer Agent for the APF Shares is     .

                            DESCRIPTION OF THE NOTES

   The Notes will be issued under the Indenture between APF and     , as
trustee (the "Indenture Trustee"). A copy of the form of Indenture is filed as an exhibit to the Registration Statement of which this Consent Solicitation is a part. The terms of the Notes include those provisions contained in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and, if you are to be a holder of Notes, we refer you to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to and qualified in its entirety by reference to the Indenture. As used in this section, the term APF means APF and all of its subsidiaries, unless otherwise expressly stated or the context otherwise requires.

General

   A separate series of Notes will be issued pursuant to the Indenture to Limited Partners of each Fund who elect to receive Notes in exchange for their Units in connection with the Acquisition. The terms of each series of Notes will be substantially identical. The Notes will be direct, senior unsecured and unsubordinated obligations of APF and will rank pari passu with each other and with all other unsecured and unsubordinated indebtedness of APF from time to time outstanding. The Notes will be recourse obligations of APF, but the holders thereof will not have recourse against any stockholder of APF. The Notes will be effectively subordinated to mortgages and other secured indebtedness of APF to the extent of the value of the property securing such indebtedness. The Notes also will be subordinated to all existing secured and future third party secured indebtedness and other liabilities of APF. As of September 30, 1998, on a pro forma basis assuming APF had acquired all of the Funds, APF would have had aggregate consolidated debt of approximately $ million, to which the Notes were effectively subordinated or which ranked equal with such Notes.

   The Notes will mature on      , 2006 (the "Maturity Date"), which is
approximately seven years following the currently expected date that the Acquisition will be completed. The Notes are not subject to any sinking fund provisions, although APF is required to make mandatory prepayments of principal in certain events. See "--Principal and Interest."

   Except as described under "--Limitation on Incurrence of Debt" and "-- Merger, Consolidation or Sale," the Indenture does not contain any other provisions that would limit the ability of APF to incur indebtedness or that would afford holders (as defined below) of the Notes protection in the event of:

  . a highly leveraged or similar transaction involving APF or the management of APF (for example, a leveraged buy-out);

  . a change of control of APF; or

  . a reorganization, restructuring, merger or similar transaction involving
    APF that may adversely affect the holders of the Notes.

   In addition, subject to the limitations set forth under "--Merger, Consolidation or Sale," APF may, in the future, enter into certain transactions such as the sale of all or substantially all of its assets or the merger or consolidation of APF that would increase the amount of APF's indebtedness or substantially reduce or eliminate APF's assets, which may have an adverse effect on APF's ability to service its indebtedness, including the Notes. APF and its management have no present intention of engaging in a highly leveraged or similar transaction involving APF.

   The Notes will be issued in fully registered form.

Principal and Interest

   The principal amount of the Notes with respect to each Fund will be equal to 90% of the liquidation value, as determined by Valuation Associates, that you would receive in the event that your Fund was liquidated and you received liquidation proceeds in accordance with the terms of your Fund's partnership agreement.

   The Notes will bear interest at a fixed rate of interest equal to    % per
annum, which was determined based on 120% of the applicable federal rate as of
     , 1999. Interest will accrue from the closing of the Acquisition or from the immediately preceding Interest Payment Date (as defined below) to which interest has been paid, payable semi-annually in arrears on each June 15 and December 15, commencing June 15, 2000 (each, an "Interest Payment Date"), and on the Maturity Date, to the persons in whose names the Notes are registered in the security register for the Notes at the close of business on the date 14 calendar days prior to such payment day regardless of whether such day is a Business Day, as defined in the Indenture. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

   The principal of each Note payable on the Maturity Date will be paid against presentation and surrender of such Note at an office or agency maintained by APF in New York City (the "Paying Agent") in United States dollars. Initially, the Indenture Trustee will act as Paying Agent.

Redemption

   The Notes of any series may be redeemed at any time at the option of APF, in whole or from time to time in part, at a redemption price equal to the sum of the principal amount of the Notes being redeemed plus accrued interest thereon to the redemption date (the "Redemption Price").

   In the event that, following the closing of the Acquisition, APF (i) sells or otherwise disposes of any restaurant property owned by a Fund immediately prior to the Acquisition and realizes net cash proceeds in excess of (a) the amount required to repay mortgage indebtedness (outstanding immediately prior to the Acquisition) secured by such restaurant property or otherwise required to be applied to the reduction of indebtedness of APF and (b) the costs incurred by APF in connection with such sale or other disposition or (ii) refinances (whether at maturity or otherwise) any indebtedness secured by any restaurant property owned by the Fund immediately prior to the Acquisition and realizes net cash proceeds in excess of (a) the amount of indebtedness secured by such restaurant property at the time of the Acquisition, calculated prior to any repayment or other reduction in the amount of such indebtedness in the Acquisition and (b) the costs incurred by APF in connection with such refinancing (in either case, "Net Cash Proceeds"), APF will be required within 90 days of the receipt of the total Net Cash Proceeds to redeem at the Redemption Price an aggregate amount of principal of the particular series of the Notes which were issued to the holders who were Limited Partners of such Fund prior to the Acquisition equal to 80% of such Net Cash Proceeds.

   If the Paying Agent (other than APF or an affiliate thereof) holds, on the redemption date of any Notes, money sufficient to pay such Notes, then on and after that date such Notes will cease to be outstanding and interest on them will cease to accrue.

   Notice of any optional or mandatory redemption of any Notes will be given to holders at their addresses, as shown in the security register for the Notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Notes held by such Holder to be redeemed.

   If less than all the Notes of any series are to be redeemed, the Indenture Trustee shall select, in such manner as it shall deem fair and appropriate, the Notes to be redeemed in whole or in part.

Limitation on Incurrence of Indebtedness

   Pursuant to the terms of the Indenture, APF will not, and will not permit any of its Subsidiaries to, incur any indebtedness (including acquired indebtedness) other than intercompany indebtedness (representing indebtedness to which the only parties are APF and/or any of its Subsidiaries, but only so long as such indebtedness is held solely by any of such parties) that is subordinate in right of payment to the Notes, if immediately after giving effect to the incurrence of such indebtedness, the aggregate principal amount of all outstanding indebtedness of APF and its Subsidiaries on a consolidated basis, determined in accordance with GAAP, is greater than 75% of APF's Total Assets, as defined below.

   As used in the Indenture and the description thereof herein:

   "Subsidiary" means (i) a corporation, partnership, limited liability company, trust, REIT or other entity a majority of the voting power of the voting equity securities of which are owned, directly or indirectly, by APF or by one or more subsidiaries of APF, (ii) a partnership, limited liability company, trust, REIT or other entity not treated as a corporation for federal income tax purposes, a majority of the equity interests of which are owned, directly or indirectly, by APF or a subsidiary of APF or (iii) one or more corporations which, either individually or in the aggregate, would be "Significant Subsidiaries" (as defined below, except that the investment, asset and equity thresholds for purposes of this definition shall be 5%), the majority of the value of the equity interests of which are owned, directly or indirectly, by APF or by one or more subsidiaries.

   "Total Assets" means the sum of (i) Undepreciated Real Estate Assets and
(ii) all other assets (excluding intangibles) of APF and its Subsidiaries determined on a consolidated basis (it being understood that the accounts of Subsidiaries shall be consolidated with those of APF only to the extent of APF's proportionate interest therein).

   "Undepreciated Real Estate Assets" means, as of any date, the cost (being the original cost to APF or any of its Subsidiaries plus capital improvements) of real estate assets of APF and its Subsidiaries on such date, before depreciation and amortization of such real estate assets, determined on a consolidated basis (it being understood that the accounts of Subsidiaries shall be consolidated with those of APF only to the extent of APF's proportionate interest therein).

Merger, Consolidation or Sale

   APF will not merge or consolidate with or into, or sell, lease, convey, transfer or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially as an entirety in one transaction or a series of related transactions) to any individual, corporation, limited liability company, Fund, joint venture, association, joint stock company, trust, REIT, unincorporated organization or government or any agency or political subdivision thereof (any such entity, a "Person"), or permit any Person to merge with or into APF, unless:

  . either APF shall be the continuing Person or the Person (if other than APF) formed by such consolidation or into which APF is merged or that acquired such property and assets of APF shall be an entity organized and validly existing under the laws of the United States of America or any state or jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Indenture Trustee, all of the obligations of APF, on the Notes and under the Indenture;

  . immediately after giving effect, on a pro forma basis, to such transaction, no Default or Event of Default (as described below) shall have occurred and be continuing; and

  . APF will have delivered to the Indenture Trustee an officers' certificate and an opinion of counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with such conditions.

Events of Default, Notice and Waiver

   The following events are "Events of Default" with respect to the Notes of any series:

  . default for 30 days in the payment of any installment of interest on any Note of such series;

  . default in the payment of the principal of any Note when due and payable at maturity, redemption, by acceleration or otherwise;

  . default in the payment of any mandatory redemption of principal on or before the date 90 days after the receipt of the total Net Cash Proceeds from the applicable sale or other disposition or refinancing of a restaurant property giving rise to the obligation to make such redemption;

  . default in the performance of any other covenant or agreement of APF contained in the Indenture, such default having continued for 30 days after written notice as provided in the Indenture; and

  . certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator, assignee or trustee of APF or any Significant Subsidiary or any of their respective property. The term "Significant Subsidiary" means any Subsidiary which is a "significant subsidiary" of APF (as defined by Regulation S-X promulgated under the Securities Act).

   If an Event of Default under the Indenture occurs and is continuing, then in every such case other than a bankruptcy-related Event of Default as described above, in which case the principal amount of the Notes shall become immediately due and payable, the Indenture Trustee or the holders of not less than 25% in principal amount of the outstanding Notes of any series may declare the principal amount of all of the Notes of any series to be due and payable immediately by written notice thereof to APF (and to the Indenture Trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to any series of Notes has been made, but before a judgment or decree for payment of the money due has been obtained by the Indenture Trustee, the holders of not less than a majority of the principal amount of outstanding Notes of any series may rescind and annul such declaration and its consequences if (i) APF shall have paid or deposited with the Indenture Trustee all required payments of the principal of and interest on the Notes of any series, plus certain fees, expenses, disbursements and advances of the Indenture Trustee and (ii) all Events of Default, other than the nonpayment of accelerated principal of (or specified portion thereof) and interest on the Notes have been cured or waived. The Indenture provides that the holders of not less than a majority of the principal amount of the outstanding Notes of a series may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of or interest on any Note or (y) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the holder of each outstanding Note affected thereby.

   The Indenture Trustee will be required to give notice to the holders of Notes within 90 days of a default under the Indenture unless such default has been cured or waived; provided, however, that the Indenture Trustee may withhold notice to the holders of any default (except a default in the payment of the principal of or interest on any Note or in the payment of any mandatory redemption installment in respect of any Note) if specified Responsible Officers (as defined in the Indenture) of the Indenture Trustee determine in good faith such withholding to be in the interest of such holders.

   The Indenture provides that no holders of Notes may institute any proceeding, judicial or otherwise, with respect to the Indenture or for the appointment of a receiver or trustee, or for any other remedy thereunder, except in the case of failure of the Indenture Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the holders of not less than 25% in principal amount of the outstanding Notes, as well as an offer of indemnity reasonably satisfactory to it. This provision will not prevent, however, any holder of Notes from instituting suit for the enforcement of payment of the principal of and interest on such Notes at the respective due dates thereof.

   Subject to provisions in the Indenture relating to its duties in case of default, the Indenture Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders of any outstanding Notes under the Indenture, unless such holders shall have offered to the Indenture Trustee thereunder reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding Notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee, or of exercising any trust or power conferred upon the Indenture Trustee. However, the Indenture Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the Indenture Trustee if the Indenture Trustee in good faith determines that the proceeding will involve the Indenture Trustee in personal liability or which may be unduly prejudicial to the holders of Notes of such series not joining therein. Within 120 days after the close of each fiscal year, APF must deliver to the Indenture Trustee a certificate, signed by one of several specified officers of APF, stating whether or not such officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status thereof.

Modification of the Indenture

   Modifications and amendments of the Indenture will be permitted to be made by APF and the Indenture Trustee without the consent of any holder of Notes for any of the following purposes: (i) to cure any ambiguity, defect or inconsistency in the Indenture; (ii) to evidence the succession of another Person to APF as obligor under the Indenture; (iii) to permit or facilitate the issuance of the Notes in uncertificated form; (iv) to make any change that does not adversely affect the rights of any holder of Notes; (v) to provide for the issuance of and establish the form and terms and conditions of the Notes of any series as permitted by the Indenture; (vi) to add to the covenants of APF or to add Events of Default for the benefit of holders or to surrender any right or power conferred upon APF in the Indenture; (vii) to evidence and provide for the acceptance of appointment by a successor Indenture Trustee or facilitate the administration of the trusts under the Indenture by more than one Indenture Trustee; (viii) to provide for guarantors or collateral for the Notes of any series; or (xi) to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

   Modifications and amendments of the Indenture, other than those described above, will be permitted to be made only with the consent of the holders of not less than a majority in principal amount of all outstanding Notes which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of each holder of such Note affected thereby, (i) change the stated maturity of the principal of, or any installment of interest on, any such Note; (ii) reduce the principal amount of or interest on any such Note; (iii) change the place of payment, or the coin or currency, for the payment of principal of or interest on any such Note; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any such Note; (v) waive a default in the payment of principal of or interest on the Notes (other than a recission of acceleration of the Notes of any series and a waiver of the payment default that resulted from such acceleration, as provided in the Indenture); or (vi) reduce the percentages of outstanding Notes of any series necessary to modify or amend the Indenture or to waive compliance with certain provisions thereof or certain defaults and consequences.

   The Indenture provides that the holders of not less than a majority in principal amount of outstanding Notes have the right to waive compliance by APF with certain covenants in the Indenture.

Satisfaction and Discharge

   APF may discharge certain obligations to holders of Notes that have not already been delivered to the Indenture Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Indenture Trustee, in trust, funds in an amount sufficient to pay the entire indebtedness on such Notes in respect of principal and interest to the date of such deposit (if such Notes have become due and payable) or to the stated maturity or redemption date, as the case may be, and delivering to the Indenture Trustee an officers' certificate and a legal opinion stating that the conditions precedent to such discharge have been complied with.

No Conversion Rights

   The Notes will not be convertible into or exchangeable for any capital stock of APF.

Governing Law

   The Indenture will be governed by and shall be construed in accordance with the laws of the State of New York.

                 COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                            TO THE GENERAL PARTNERS

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by the Funds to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure which will be in effect after the Acquisition had been in effect during the years presented below.

   Under the partnership agreements, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Fund. The partnership agreements also provide that we are to be reimbursed for our expenses for services performed for each Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. As part of the Acquisition, all participating Funds will share in the overall cost of managing the consolidated portfolio of properties owned by APF. As stockholders of APF, you and the other former Limited Partners of the Funds will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1998, the aggregate amounts accrued or actually paid by the Funds to us are shown below under "Historical" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the years presented, are shown below under "Pro Forma":

                                                                   Nine Months
                                     Year Ended December 31,          Ended
                                 -------------------------------- September 30,
                                    1995       1996       1997        1998
                                 ---------- ---------- ---------- -------------
Historical:
  General Partner
   Distributions................ $      --  $      --  $      --    $    --
  Broker/Dealer Commissions
   (1)..........................  2,594,433  2,781,616  2,186,535     72,610
  Due Diligence and Marketing
   Support Fees (1).............    152,614    163,624    128,629      4,271
  Acquisition Fees..............  1,621,782  1,472,621  1,157,577     38,441
  Asset Management Fees.........    210,908    236,823    266,644    210,557
  Real Estate Disposition Fees
   (2)..........................     21,000     75,750     15,150    230,013
                                 ---------- ---------- ----------   --------
    Total historical............ $4,600,737 $4,730,434 $3,754,535   $555,892
                                 ========== ========== ==========   ========
Pro Forma:
  Cash Distributions on APF
   Shares....................... $  179,698 $  171,923 $  158,859   $125,752
  Salary Compensation...........        --         --         --         --
                                 ---------- ---------- ----------   --------
    Total pro forma............. $  179,698 $  171,923 $  158,859   $125,752
                                 ========== ========== ==========   ========

--------
(1) A majority of the fees paid as broker-dealer commissions and due diligence and marketing support fees were reallowed to other broker-dealers participating in the offering of each Fund's Units.
(2) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners. To date, no such fees have been paid since the required minimum returns have not been made to the Limited Partners.

   If you would like more detailed information regarding our compensation and distributions on a pro forma and historical basis for each Fund, please read the Supplement for your Fund under the heading "Compensation, Reimbursements and Distributions to the General Partner."

                        REPORTS, OPINIONS AND APPRAISALS

General

   The proposed number of APF Shares to be paid to your Fund was determined by APF in accordance with its own valuation methodologies regarding each Fund. We, as the general partners of each Fund, determined the fairness of the value of the APF Shares to be paid to your Fund based in part on the appraisal of the restaurant properties of your Fund by Valuation Associates. In addition, we engaged Legg Mason to provide us with an opinion that the APF Share consideration to be received by each Fund, individually, is fair from a financial point of view to each Fund. The fairness opinions rendered to each Fund by Legg Mason are attached as Appendix A to each Fund's Supplement. We did not impose any limitations, other than as described in this Consent Solicitation, in the scope of the investigations conducted by Legg Mason or Valuation Associates to enable each of them to render their respective appraisals, reports and opinions. We will provide, free of charge, a copy of the appraisals and valuation report completed by Valuation Associates with respect to your Fund, upon your written request or that of your representative, who has been designated in writing, that is submitted to your Fund, Attention:
James M. Seneff, Jr. We did not make any contacts, other than as described in this Consent Solicitation, with any outside party regarding the preparation by the outside party of an opinion as to the fairness of the Acquisition, an appraisal of the Funds or their assets, a valuation of APF or any other report with respect to the Acquisition.

Fairness Opinions

   On March 10, 1999, Legg Mason rendered written opinions to us to the effect that (as of such date and based upon the qualifications and assumptions made and matters considered by Legg Mason):

  . the APF Share consideration offered by APF with respect to each of the individual Funds and their limited partners is fair from a financial point of view;

  . the aggregate APF Share consideration offered with respect to all of the Funds is fair from a financial point of view; and

  . the method of allocating the APF consideration among the Funds in the Acquisition pursuant to the merger agreements is fair from a shares financial point of view.

   The full text of the Legg Mason opinion, which sets forth the assumptions made, procedures followed and matters considered in, and the limitations on, the review undertaken in connection with the Legg Mason opinion, is attached as Appendix A to your Fund's supplement that accompanies this Consent Solicitation and is incorporated in this document by reference. The summary of opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Legg Mason's opinions were provided for our information and assistance connection with our consideration of the transactions contemplated by the merger agreements and the opinions do not constitute a recommendation as to how partners should vote with respect to the transaction.

   In connection with its opinions, Legg Mason reviewed, among other things:

  . the merger agreements with respect to the transactions;

  . the financial statements and the related filings of the Funds on Form 10-
    K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

  . the financial statements and the related filings of APF on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

  . internal information concerning the business and operations of the Funds furnished by the General Partners, including a draft of the Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

  . internal information concerning the business and operations of the APF furnished by management of APF; including a draft of APF's Form 10-K for the year ended December 31, 1998, cash flow projection and operating budgets;

  . Financial data and operating statistics provided by us and the management of APF and compared them with similar information of selected public companies; and

  . The appraisals of the properties of the Funds prepared by Valuation
    Associates and dated January 6, 1999.

   Legg Mason also held meetings and discussions with our and APF's directors, officers and employees General Partners and APF concerning the operations, financial condition and future prospects of the Funds and APF, respectively. In addition, Legg Mason has conducted other financial studies, analyses and investigations and considered other information as it deemed appropriate.

   Legg Mason relied upon the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Funds or APF. Legg Mason further relied upon our assurances that we are unaware of any factors that would materially alter the conclusion made in Legg Mason's fairness opinions, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected our best currently available estimates and good faith judgments as to the future performance of the Funds and APF, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy of completeness of these forecasts. Legg Mason also assumed, with consent, that any material liabilities (contingent or otherwise, known or unknown) of the Funds or APF are as set forth in the respective financial statements of the Funds and APF. Legg Mason also assumed, with our consent, that the table prepared by or for us of the allocation of the APF Share consideration among us and the Limited Partners of each of the Funds has been prepared in accordance with, and complies with the terms and conditions of the partnership agreements of the Funds. Legg Mason also assumed that the appraisal was reasonably prepared by and reflected the good faith judgements of Valuation Associates, and Legg Mason does not in any respect assume any responsibility for its accuracy or completeness. In addition, Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Funds or APF. Legg Mason's opinions necessarily were based upon financial, economic, market and other conditions and circumstances existing and disclosed to Legg Mason as of the date of its opinion.

   Legg Mason has acted as financial advisor to us and will receive a fee for their services. It is understood that Legg Mason's fairness opinion is for our information in our evaluation of the Acquisition and Legg Mason's opinion does not constitute a recommendation to us or to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the cash and promissory notes of APF. Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Funds or their assets. Additionally, Legg Mason's opinion does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   On rendering its opinions with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to the individual Funds, (b) the aggregate APF Shares offered with respect to the Funds and (c) the method of allocating the APF Shares among the Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:


  . the value or fairness of the Cash/Notes Option;

  . the prices at which the APF shares may trade following the Acquisition or the trading value of the APF shares to be offered compared with the current fair market value of the Funds' portfolios or other assets if liquidated in real estate markets;

  . the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of acquisition cost or the amounts of Acquisition costs allocated to the Limited Partners; or

  . any other matters with respect to any specific individual partner or class of partners.

   The following is a summary of all the material financial analyses set forth in the transaction report provided to us on March 10, 1999 in connection with Legg Mason rendering its opinion.

   In valuing APF and the Funds, Legg Mason considered a variety of valuation methodologies, including:

  . an analysis of comparable publicly traded real estate investments trusts;

  . a dividend discount analysis; and

  . a discounted cash flow analysis.

Valuation of APF

 Comparable Trading Multiples Analysis

   Legg Mason compared financial and operating information and ratios for APF with the corresponding financial and operating information for a group of publicly traded real estate investment trusts engaged primarily in the ownership, operation and financing of restaurant properties. Legg Mason deemed the following companies as reasonably comparable to APF:

  . Franchise Finance Corporation of America; and,

  . U.S. Restaurants Properties, Inc.

   Among other analyses, Legg Mason compared the stock price for each of these comparable companies with their 1999 and 2000 projected funds from operations. This analysis indicated the following multiples for these compared companies:

                                                   Selected Valuation Multiples
                                                   -----------------------------
                                                        Public Comparables
                                                   -----------------------------
                                                     High      Mean       Low
                                                   --------- --------- ---------
1999 Projected Funds from Operations..............     9.0 x     8.5 x     8.0 x
2000 Projected Funds from Operations..............     8.0 x     7.5 x     7.0 x

   Legg Mason applied these projected multiples to APF for the years 1999 and 2000 to establish a valuation range based on trading multiples.

 Dividend Discount Analysis

   Legg Mason also computed a valuation range for APF Shares using a discounted dividend analysis. The discounted dividend analysis assumes, as a basic premise, that the intrinsic value of an equity security is the present value of the future dividends. To establish a current implied value under this approach, future dividends must be estimated and an appropriate discount rate must be determined. The management of APF provided Legg Mason with projections of its dividends for the six months ending December 31, 1999 and the years 2000 through 2003. The projected dividends were discounted to the present using discount rates ranging from 13.7% to 15.7% and terminal value multiples of calendar year 2003 dividends ranging from 9.3x to 11.5x.

 Discounted Cash Flow Analysis

   Legg Mason also computed a valuation range for APF Shares using a discounted cash flow analysis. The discounted flow analysis assumes, as a basic premise, that the intrinsic value of any business or property is the current value of the future cash flow that the business or property will generate for its owners. To establish a current implied value under this approach, future cash flow must be estimated and an appropriate discount rate determined. The management of APF provided Legg Mason with projections of free cash flow to equity shareholders for the six months ending December 31, 1999 and the years 2000 through 2003. The free cash flows were discounted to the present, using discount rates reflecting the equity cost of capital ranging from 12.05% to 16.0% and terminal value multiples of calendar year 2003 funds from operations ranging from 8.0x to 10.0x.

Valuation of the Funds

 Comparable Trading Multiples Analysis

   Legg Mason compared financial and operating information and ratios for the Funds with the corresponding information for a group of publicly traded real estate investment trusts engaged primarily in the ownership, operation, management and financing of commercial properties. Legg Mason deemed the following companies as reasonably comparable to the Funds:

  . Commercial Net Lease Realty, Inc.;

  . Franchise Finance Corporation of America;

  . Realty Income Corporation; and,

  . U.S. Restaurant Properties, Inc.

   Among other analyses, Legg Mason compared the stock price for each of these comparable companies with their 1999 and 2000 projected funds from operations. This analysis indicated the following multiples for these comparable companies:

                                                              Selected Trading
                                                             Valuation Multiples
                                                             -------------------
                                                             Public Comparables
                                                             -------------------
                                                              High   Mean   Low
                                                             ------ ------ -----
1999 Projected Funds from Operations........................  8.0 x  7.5 x 7.0 x
2000 Projected Funds from Operations........................  7.5 x  7.0 x 6.5 x
Trailing Twelve Months Earnings Before
 Interests, Taxes, Depreciation and Amortization............ 10.5 x 10.0 x 9.5 x

   Legg Mason applied these projected multiples to the Funds for the years 1999 and 2000 and to the Trailing Twelve Months Earnings Before Interest, Taxes, Depreciation and Amortization to establish a valuation range based on trading multiples.

   The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or amenable to summary description. Accordingly, Legg Mason believes that its analysis must be considered as a whole and that considering any portion of the analysis and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete picture of the process underlying the Legg Mason opinions. No entity used in the above analyses as a comparison is identical to APF, the Funds or the combined company. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the values of businesses are not appraisals and may not reflect the prices at which businesses may actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty and Legg Mason does not assume responsibility for any future variations from such analyses or estimates. The above paragraphs summarize the significant quantitative and qualitative analyses performed by Legg Mason in arriving at its opinions. As described above, Legg Mason's opinions to us were one of many factors we took into consideration we in making our determination to approve the acquisition agreements.

   We selected Legg Mason as our financial advisor on the basis of Legg Mason's experience in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and valuations for corporate purposes, especially with respect to real estate investment trusts, franchised real estate and transactions similar to the Acquisition. Prior to its current engagement by us, Legg Mason has provided investment banking services to certain of the Funds from time to time, including having participated in the offering of units by certain Funds for which Legg Mason received customary commissions. In addition, Legg Mason has provided investment banking services to Commercial Net Lease Realty, Inc., a former affiliate of ours, including having participated in a number of public offerings of its securities for which it received customary commissions. Legg Mason also provided a fairness opinion to the special committee of the board of directors of Commercial Net Lease Realty, Inc. in connection with its acquisition of its external advisor, also a former affiliate of ours, for which Legg Mason received customary fees. Legg Mason may provide investment banking services of APF in the future and trade APF shares for its own account and for the accounts of its customers, and accordingly, may at any time hold a long or short position in APF Shares.

   Pursuant to an engagement letter dated as of November 16, 1998, Legg Mason will receive a fee of $30,000 from each Fund for its services in rendering its fairness opinions. Legg Mason will also be reimbursed for its expenses, including the reasonable fees and expenses of its attorneys, provided that all expenses may not exceed $4,000 for each Fund and $50,000 in the aggregate. We have agreed to indemnify Legg Mason, its affiliates and each of its directors, officers, employees, agents, consultants, and attorneys, and each person or firm, if any, controlling Legg Mason or any of the foregoing, against certain liabilities, including liabilities under federal securities law.

Fund Appraisals

   General. Valuation Associates has prepared and delivered to each Fund an appraisal report dated January 6, 1999, based upon and subject to the matters referenced in the appraisal, containing its opinion regarding the value of each Fund as of December 31, 1998. Valuation Associates is a nationally recognized independent and fully diversified real estate firm with extensive valuation experience. We decided to retain Valuation Associates to render the appraisal in connection with the Acquisition because of its valuation experience with respect to franchised restaurant real estate and transactions similar to the Acquisition.

   The purpose of the appraisals is to establish the relative values of the restaurant properties in each Fund's portfolio. We used the appraisals to assist us in determining the reasonableness of the proposed consideration payable by APF to each Fund in the Acquisition. Valuation Associates' appraisals of the Funds' restaurant property portfolios address the market value of each Fund's leased and ownership interest in each restaurant property and the liquidation value of each Fund's restaurant properties, based on certain specified assumptions.

   Market Value/Going Concern--Valuation Methodology. Valuation Associates' appraisals of the market value of the Funds' restaurant properties primarily involved the income approach and the cost approach to estimating market value. A third approach, the sales comparison approach is usually used only in instances where the valuation of the underlying restaurant property was required or for select closed restaurants with no current rent; but Valuation Associates did not find this approach to be applicable to the Funds. The uses of the two primary approaches in the appraisals are summarized below.

  . The income approach to value was relied upon as the primary appraisal technique based upon the restaurant properties' capability to generate net income and to be bought and sold in the marketplace.

  . The cost approach was applied in Valuation Associates' analysis and was considered to be relevant only where a value for a reversionary interest in the property was required and the use of direct capitalization would not have been the method of choice.

   Since the appraisals involved the estimation of the aggregate market value of the leased and ownership interests of each Funds' restaurant property portfolio, Valuation Associates determined that only the income approach provided a true test of market value for the restaurant properties. The value of the restaurant properties was developed by the capitalization of the lease payments into present value using the discounted cash flow analysis, whereby anticipated future income streams over a ten-year holding period were discounted at a market-derived rate of 8.25% to 12.50% (depending on the restaurant property) to a net present value estimate using a cash flow model and a revisionary value (sale at the end of the tenth year) was discounted at a market-derived terminal capitalization rate of 9.00% to 12.50%. Valuation Associates made certain assumptions in determining its cash flow analysis with respect to its market value analysis of each Fund. These assumptions included
(i) a ten-year holding period for each property, (ii) a 4% annual allowance related to normal day-to-day operations, including functions relating to compliance with the SEC reporting requirements, investor relations and communications and management issues not specifically related to property level activities, (iii), a 1% annual allowance for a management fee and (iv) a flat amount of $200 per restaurant property, per year for miscellaneous expenses such as bookkeeping, legal fees and other pro rata charges. Anticipated rental income as well as adjustments for vacancy with no rent being paid, percentage rent, management fees and administrative expenses were analyzed over the holding period.

   The selection of the discount rate to be applied to the estimated cash flow over the ten year holding period for each property was based upon Valuation Associates multi-tiered analysis of the risk involved with each restaurant property. For each restaurant property, Valuation Associates first analyzed both general and specific market risks, lessee/borrower risk and property risk. Next, Valuation Associates evaluated the attitude and expectation of market participants and compared this to a variety of alternative investment vehicles such as stock, bonds or other real estate investments. Finally, Valuation Associates looked at the individual franchisors' company profile and financial strength based on stock reports, investor publications, trade journals and discussions with market participants.

   At the end of the ten year holding period, Valuation Associates assumed that the restaurant property portfolio of each Fund would be sold in an orderly manner. For purposes of such sale, Valuation Associates assumed that the Fund would incur a 2% sales expense, which included any fees for brokerage or attorneys, applicable closing costs and miscellaneous charges upon disposition of the restaurant properties.

   Property Categorization. Valuation Associates initially segregated the restaurant properties of each Fund into three geographic regions: California, the western United States (comprised of Nevada, Arizona, Oregon and Washington) and the remaining states within the continental United States, based on its observation that certain areas of the United States tend to have value and demand characteristics that differ from others. Within each geographical region, the restaurant properties were further classified relative to their operational characteristics as either corporate multi-unit operators or private/single unit operator types since, in the professional opinion of Valuation Associates, these differing operational structures tend to exhibit variable risk characteristics and cash flows.

   These second two categories were further subcategorized by their operational status into the following groups (using Valuation Associates terminology):

  1. Store operating normally with rent being paid

  2. Closed store--corporate franchisor paying rent

  3. Closed store--franchisee paying rent

  4. Closed store--corporate in bankruptcy/no rent

  5. Closed store--private operator paying partial rent

  6. Closed store--franchisee paying no rent

  7. Closed store--private operator paying no rent

  8. Store under construction

   Property Valuation Assumptions. The special assumptions made by Valuation Associates in its appraisals of each Fund's restaurant properties are set forth in summary form as follows:

  . Client Provided Information. We provided Valuation Associates with summarized data pertaining to sales volumes, lease data and other property specific data. Valuation Associates assumed, for purposes of its appraisals that this information was true and complete as of the date given and stated in its report that it has no reason to believe that the data with which we provided them is inaccurate in any material respect.

  . Physical Inspections. We did not request that Valuation Associates conduct personal inspections of each of the restaurant properties. Valuation Associates, consequently, has assumed that, unless otherwise specified in the specific appraisal data, that each restaurant property is in good physical condition and continues to exhibit good functional utility and level of modernization in keeping with the current standards of the individual restaurant chain.

  . Litigation. Valuation Associates assumed that each of the restaurant properties is free from any pending or proposed litigation, civil engineering improvements or eminent domain proceedings, unless it received specific information otherwise.

  . Material Adverse Changes. The date of the appraisals is December 31,
    1998. In the event that any given tenant within the portfolio files for bankruptcy or suffers significant adverse financial or operational changes subsequent to the date of the reports, Valuation Associates reserves the right to revise the appraisal relating to such tenant and such restaurant property.

  . Properties Under Construction. With respect to restaurant properties under construction, Valuation Associates assumed that the data regarding construction cost, lease information and building specifications, among other things, is true and correct.

  . Highest and Best Use. For purposes of the appraisals, Valuation
    Associates assumed that the existing building improvements represent the highest and best use of the respective restaurant properties.

  . Joint Ventures and Tenants in Common. For the restaurant properties in each Fund that are under a joint venture agreement, Valuation Associates allocated the respective proportionate value of the restaurant property in question to each Fund in the joint venture agreement.

  . Real Estate Only. The appraisals are for the value of the real estate only, and does not include furniture, fixtures and equipment in the restaurants.

  . Lease Renewals. For purposes of the appraisals, Valuation Associates did not analyze any lease renewals which would occur during the 10-year holding period. Operators of restaurants currently performing at or above the average restaurant sales volume of the respective restaurant chains are assumed to have exercised the renewal options at the terms and conditions of the last lease term or as specified in the lease renewal option detail.

  . Risk by Restaurant Operator. Valuation Associates relied solely upon lease information supplied by us with regard to tenant-descriptive information relating to its categorization of the type of restaurant operators, whether corporate or private, single or multi-unit. Valuation Associates relied upon information supplied by us, in conjunction with publicly available and Valuation Associates' own proprietary market data, with regard to descriptive and financial information relating to the risks inherent with the type of restaurant operator, whether corporate or private, single or multi-unit.

  . Bankruptcies. As of the date of the reports submitted to us by Valuation
    Associates, a number of restaurant properties occupied by two restaurant chains, Long John Silver's and Boston Market, were protected by bankruptcy laws. Because of the uncertainty of the future operations of these restaurant chains, Valuation Associates used market level rents as well as capitalization rates in the analysis of the restaurant properties vacated by these two restaurant chains.

   There were no assets subject to any material qualifications by Valuation Associates with respect to the valuation.

   The date of the value of the restaurant properties of each Fund, as set forth in the appraisal rendered by Valuation Associates, is December 31, 1998. As of the date of this Consent Solicitation, we are not aware of any material event subsequent to the date of the appraisal that would result in any material changes to any of the values set forth in the appraisals rendered by Valuation Associates. The appraisals rendered by Valuation Associates will be updated and a supplemental Consent Solicitation will be provided to you and the other Limited Partners if we determine that any event has occurred or condition has changed since the date of the appraisals that may have caused a material change in the values reported.

   Valuation Associates has previously rendered appraisals of the value of the leased and ownership interest of the Funds with respect to certain restaurant properties in connection with the acquisition of such properties by the Funds from third parties. In connection with the Acquisition, we paid or will pay on behalf of the Funds, Valuation Associates approximately $114,000 in the aggregate for its real estate appraisal services. We anticipate that APF may engage Valuation Associates for future valuations and appraisals of properties of APF. There is no contract, agreement or understanding between APF and Valuation Associates regarding any future engagement.

   Liquidation Valuation. We also requested that Valuation Associates provide us with a liquidation value for the restaurant properties of each of the Funds. In providing us with such an estimate, Valuation Associates made several assumptions regarding the conditions under which we would be selling the restaurant properties of each Fund. These assumption were then applied to the market value derived for each restaurant property as described above. These assumptions include:

  . Time Period. We asked that Valuation Associates assume that the liquidation of the Funds' restaurant property portfolios occur over a 12-month period. According to Valuation Associates, this would shorten the normal marketing period estimate by as much as 50%. Thus, Valuation Associates assumed that for a 12-month period, a discount of 5% from the appraised discounted present value would be necessary.

  . Marketing of Restaurant Properties. Each Fund would make an aggressive marketing effort in the sale of the restaurant properties. In connection with this assumption, Valuation associates allowed for 1/2 of one percent of the appraised present value of each restaurant property as a reasonable amount for the increased marketing effort and contingency costs.

  . Brokered Sales. In light of the 12-month liquidation period assumption, Valuation Associates assumed (and we agreed) that in such a liquidation, we would enlist the assistance of brokers. Based upon that assumption and upon current market research, Valuation Associates applied a 2% brokerage commission to the present values of the restaurant properties.

  . Other Fees. Valuation Associates also assumed that we would have attorney, consultant and appraisal fees, as well as transfer taxes, surveys, title insurance and other related expenses that would amount to approximately 2% of the present value of the restaurant properties in each of the Funds.

  . Bankruptcies. In connection with the bankruptcy filings made by Long John
    Silver's and Boston Market, Valuation Associates reviewed the restaurant properties of these two restaurant chains and increased their discount rates and capitalization rates to reflect the increased risk and the increased yield that an investor would expect.

                       FEDERAL INCOME TAX CONSIDERATIONS

   The following summary of the material federal income tax issues associated with the Acquisition was prepared by Shaw Pittman Potts & Trowbridge, counsel to APF, and is based upon the laws, regulations, and reported judicial and administrative rulings and decisions in effect as of the date of this Consent Solicitation, all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations. This discussion does not purport to deal with all of the federal income or other tax consequences applicable to you in light of your particular investment or other circumstances.

   APF has not requested a ruling from the Internal Revenue Service (or IRS) or any other tax authority on the federal, state or local tax considerations relevant to the operation of APF, the Acquisition, or the ownership or disposition of APF Shares or Notes. Shaw Pittman has rendered certain opinions discussed herein and believes that if the IRS were to challenge their conclusions, the conclusions should prevail in court. Opinions of counsel are not binding on the IRS or on the courts, however, and we cannot predict whether the conclusions reached by Shaw Pittman would be sustained in court.

   You should consult your own tax advisor in determining the federal, state, local, foreign and other tax consequences to you of the receipt, ownership, and disposition of APF Shares, or Notes (if you are eligible for and choose the Cash/Notes Option), the tax treatment of a REIT, and potential changes in applicable tax laws.

Certain Tax Differences between the Ownership of Units and APF Shares

   Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your Fund, regardless of whether any cash is distributed to you. If your Fund is acquired by APF and you have voted in favor of the Acquisition, you will receive APF Shares. If you have voted against the Acquisition but your Fund is acquired by APF, you may elect the Cash/Notes Option, in which case you will receive cash and Notes.

   If your Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Because each Fund is a partnership for federal income tax purposes, it is not subject to taxation. Currently, as the owner of Units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than the Funds' tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by the Funds. As a result, APF's tax depreciation from the acquired restaurant properties will differ from the Funds' tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Fund, a different portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see "--Taxation of APF" and "--Taxation of Stockholders--Taxable Domestic Stockholders" below.

Tax Consequences of the Acquisition

   Tax Consequences of Your Fund's Transfer of Assets to APF. If your Fund is acquired by APF, your Fund will be merged with and into the Operating Partnership. For federal income tax purposes, the merger of your Fund and the Operating Partnership will be treated as though your Fund transferred all of its assets and liabilities to APF in exchange for APF Shares and, if you or any other Limited Partners in your Fund elect the Cash/Notes Option, cash and Notes. Your Fund will then be treated as though it liquidated and distributed the cash and Notes to the Limited Partners electing the Cash/Notes Option and the APF Shares to the remaining Limited Partners.

   Under section 351(a) of the Code, no gain or loss is recognized if (i) property is transferred to a corporation by one or more individuals or entities in exchange for the stock of that corporation, and (ii) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman that, following the Acquisition, the Limited Partners of the Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least 80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Fund that is acquired by APF.

   If your Fund is acquired by APF and no Limited Partners elect the Cash/Notes Option, your Fund will receive solely APF Shares in exchange for your Fund's assets. As a result, your Fund will recognize an amount of gain equal to the difference between (1) the sum of (a) the fair market value of the APF Shares received by your Fund and (b) the amount of your Fund's liabilities, if any, assumed by the Operating Partnership, and (2) the adjusted tax basis of the assets transferred by your Fund to the Operating Partnership.

   If your Fund is acquired by APF and you or any other Limited Partners in your Fund elect the Cash/Notes Option, your Fund will receive APF Shares, cash and Notes in exchange for your Fund's assets. Because the principal portion of
the Notes will not be due until   , 2006, the acquisition of your Fund's
assets, in part, in exchange for Notes will be reported under the installment sales method and a portion of your Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the Notes is collected in the year of the Acquisition, the amount of gain recognized by your Fund in the year of the Acquisition will be equal to value of the APF Shares and cash received by your fund multiplied by the ratio that the gross profit realized by your Fund in the Acquisition bears to the total contract price for your Fund's assets. To the extent your Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Fund in the year of the Acquisition.

   The gross profit that your Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price (without reduction for any selling expenses) for your Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Fund's assets, if any, that are assumed or taken subject to by the Operating Partnership. The exact amount of the gain to be recognized by your Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares, cash and Notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset" (i.e., real property and depreciable assets used in a trade or business and held for more than one year). Your share of gains or losses from the sale of section 1231 assets of your Fund would be combined with any other section 1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Fund's partnership agreement. Each Limited Partner will be allocated and must report its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive cash and Notes rather than APF Shares. Even though a Limited Partner's election of the Cash/Notes Option may decrease the amount of gain your Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of the Fund's gain as determined under the partnership agreement. Therefore, Limited Partners who elect the Cash/Notes Option may recognize gain in the year of the Acquisition despite the fact that they will receive only a small amount of cash and no publicly-traded instruments with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the Notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the Notes by the Limited Partners electing the Cash/Notes Option. See "Liquidation and Termination of Your Fund."

   Tax Consequences of the Liquidation and Termination of Your Fund. If your Fund is acquired by APF, your Fund will be deemed to have liquidated and distributed the APF Shares or the cash and Notes, as the case may be, to you. The taxable year of your Fund will end at such time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Fund through the date of the Acquisition (including your gain or loss resulting from the Acquisition described above). If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Fund's income attributable to more than one of its taxable years.

   The APF Shares or cash and Notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of the Funds, determine to be pro rata based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive (determined on the closing date of the Acquisition) and your adjusted tax basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Fund (including any such items recognized by your Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distribution of the APF Shares)). Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive cash and Notes in the Acquisition, you will recognize gain to the extent that the amount of cash you receive in the Acquisition exceeds your adjusted basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Fund (including any such items recognized by your Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distributions of the cash and Notes)). Your basis in the Notes distributed to you will equal your adjusted basis in your Units, reduced (but not below zero) by the amount of any cash distributed to you and your holding period for the Notes for purposes of determining capital gain or loss from the disposition of the Notes will include your holding period for your Units.

   Because the assets of your Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold Units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not an organization described in section 501(c)(7) (social clubs), section 501(c)(9) (voluntary employees' beneficiary associations), section 501(c)(17) (supplemental unemployment benefit trusts) or section 501(c)(20) (qualified group legal services plans) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

 Treatment of Noteholders

   Stated Interest. If you receive Notes in the Acquisition, under general principles of the Code, you must include stated interest in income in accordance with your method of tax accounting. Accordingly, if you use the accrual method of tax accounting, you must include stated interest in income as it accrues and, if you use the cash method of tax accounting, you must include stated interest in income as it is actually or constructively received.

   Payments of interest income to you will constitute portfolio income, not passive activity income for purposes of section 469 of the Code. Accordingly, such income will not be subject to reduction by your losses from passive activities (e.g., any interest in a trade or business held as a limited partner in which you do not materially participate) if you are subject to the passive activity loss rules. Income attributable to interest payments may be offset by investment expense deductions, however, subject to the limitation that, if you are an individual investor, you may only deduct miscellaneous itemized deductions (including investment expenses) to the extent such deductions exceed two percent of your adjusted gross income.

   Receipt of Principal. Noteholders will recognize gain or loss when APF makes payments of principal under the Notes. The amount of gain or loss recognized at the time the principal payments are made will be equal to the difference between the amount of the principal payments and the noteholder's basis in the Notes. If, however, the Notes are redeemed in part prior to the Maturity Date, the amount of gain or loss recognized at the time the principal payments are made will be equal to the difference between the amount of the principal payments made and a proportionate amount of the noteholder's basis in the Notes. To the extent a noteholder's adjusted tax basis in his or her notes is greater than the face amount of the Notes, the excess should be treated as a capital loss upon the retirement or maturity of the Notes.

   Disposition of Notes. In general, if you are a holder of Notes, you will recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of a Note measured by the difference between (i) the amount of cash and the fair market value of property received (except, for cash method taxpayers, to the extent attributable to the payment of accrued interest) and
(ii) your tax basis in the Note. Any such gain or loss will generally be long-term capital gain or loss, provided the Note was a capital asset in your hands and was held for more than one year.

   If the face amount of the Notes that you hold at the end of the taxable year (together with any other installment obligations that you receive during the year) exceeds $5,000,000, you may be required to pay to the IRS interest at the federal underpayment rate based on a portion of the tax liability that you have deferred.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Funds that are acquired by APF will equal the fair market value of the APF Shares plus the cash and the issue price of the Notes issued in the Acquisition, plus the amount of any liabilities of the Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property will differ from the Fund's basis therein, and the restaurant properties will be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Funds.

   Tax Issues Relating to Foreign Limited Partners. The rules governing U.S. federal income taxation of nonresident alien individuals and foreign entities are complex, and we will not try here to provide more than a brief summary of certain rules relating to the Acquisition. If you are a foreign Limited Partner, you should consult your tax advisors to determine the impact of the Acquisition under the tax laws applicable to you, including any reporting requirements.

   The Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") introduced special rules applicable to foreign investors in United States real property and partnerships owning United States real property. FIRPTA generally subjects foreign investors to United States taxation at regular United States rates on the gain from the sale by such foreign investors of United States real property interests, which include (i) United States real estate and (ii) interests in certain entities (including partnerships) holding United States real estate. FIRPTA also imposes withholding on such sales.

   Section 702(b) of the Code determines the character of an item included in a partner's distributive share of gain as if the item were realized directly by the partner from the source from which the item was realized by the partnership. Therefore, if a partnership sells a United States real property interest, FIRPTA should apply as if the foreign partner had sold the United States real property interest directly. APF, based on the advice of Shaw Pittman, believes that substantially all of the assets in the Funds consist of United States real property interests. Accordingly, you should take into account your distributive share of any gain or loss recognized by your Fund on its disposition of the United States real property interests in the Acquisition. Consequently, you will be subject to tax upon your distributive share of any such gain.

   Section 1446 requires partnerships to withhold at a 39.6 percent rate with respect to noncorporate foreign partners and a 35 percent rate with respect to corporate foreign partners on "effectively connected taxable income" allocable to foreign partners. A foreign partner's distributive share of the income from a disposition of a United States real property interest is subject to withholding under section 1446 because FIRPTA characterizes such gain as effectively connected taxable income. Any amounts withheld with respect to the distributive share of a foreign partner are treated as a credit against the tax liability of such partner for the taxable year to which the withholding relates. Withheld amounts are treated as a distribution on the last day of the partnership taxable year for which the withheld amount was paid (or, if earlier, on the last day on which the partner owned an interest in the partnership).

   To satisfy the above withholding obligation with respect to the Acquisition, your Fund may retain and place in an escrow account, or similar arrangement, the APF Shares, Notes, or cash to be received by any foreign limited partner, pending a sale of a portion of the APF Shares or Notes sufficient to satisfy the withholding requirement or, alternatively, the receipt of an amount of cash from such foreign limited partner sufficient to satisfy the withholding requirement.

Taxation of APF

   General. APF has elected to be taxed as a REIT for federal income tax purposes, as defined in sections 856 through 860 of the Code, commencing with its taxable year ending December 31, 1995. APF believes that it is organized and will operate so as to continue to qualify as a REIT. We cannot predict, however, whether APF will continue to succeed in qualifying as a REIT. The provisions of the Code pertaining to REITs are highly technical and complex. Accordingly, we urge you to review with your tax advisor this summary, the applicable Code sections, rules and regulations issued thereunder, and administrative and judicial interpretations thereof.

   If APF qualifies to be treated as a REIT for federal income tax purposes, it generally will not be subject to federal corporate income tax on net income that is currently distributed to APF stockholders. This treatment substantially eliminates the "double taxation" (imposed at the corporate level when earned and once again at the stockholder level when distributed) that generally results from investments in a corporation.

   Certain Corporate Level Taxation. Regardless of whether APF qualifies as a REIT, APF will be subject to federal income tax in the following circumstances:

  . APF will be taxed at regular corporate rates on any undistributed real estate investment trust taxable income, including undistributed net capital gains.

  . Under certain circumstances, APF may be subject to the alternative minimum tax on its items of tax preference.

  . If APF has net income from foreclosure property, which is real property, and any attached personal property acquired as a result of default on a lease of or on a loan secured by this property, it will be subject to tax on this income at the highest corporate rate.

  . If APF has net income derived from a prohibited transaction, which is a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of business, this income will be subject to a 100 percent tax.

  . If APF should fail to satisfy the 75 percent gross income test or the 95 percent gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100 percent tax on the net income attributable to the greater of the amount by which it fails the 75 percent or 95 percent test.

  . If, during each calendar year, APF fails to distribute at least the sum of (i) 85 percent of its real estate investment trust ordinary income for such year, (ii) 95 percent of its real estate investment trust capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, APF will be subject to a four percent excise tax on the excess of the required distribution over the amounts actually distributed.
  . If APF acquires any asset from a C corporation in a transaction in which the basis of the asset in APF's hands is determined by reference to the basis of the asset (or any other property) in the hands of the corporation, and APF recognizes gain on the disposition of the asset during the 10-year period beginning on the date on which the asset was acquired by APF, then, assuming APF makes an election pursuant to IRS Notice 88-19, to the extent of the property's "built-in gain" (the excess of the fair market value of the property at the time of acquisition by APF over the adjusted basis in the property at such time), this gain will be subject to tax at the highest regular corporate rate.

   If APF fails to qualify as a REIT for any taxable year and certain relief provisions do not apply, APF will be subject to federal income tax (including alternative minimum tax) as an ordinary corporation on its taxable income at regular corporate rates. To the extent that APF would be subject to tax liability for any taxable year, the amount of cash available for satisfaction of its liabilities and for distribution to its stock-holders would be reduced. In addition, if APF fails to qualify as a REIT, distributions made to you, as a stockholder of APF, generally would be taxable as ordinary income to the extent of current and accumulated earnings and profits and, subject to certain limitations, certain investors would be eligible for the corporate dividends received deduction, but we cannot guarantee that any such distribu-tions would be made. APF would not be eligible to elect REIT status for the four taxable years after the taxable year it failed to qualify as a REIT, unless its failure to qualify was due to reasonable cause and not willful neglect and certain other requirements were satisfied.

   Requirements for Qualification. As discussed more fully below, the Code defines a REIT as a corporation, trust or association that:

  . is managed by one or more trustees or directors;

  . uses transferable shares or transferable certificates to evidence beneficial ownership;

  . would be taxable as a domestic corporation, but for sections 856 through 860 of the Code;

  . is neither a financial institution nor an insurance company;

  . has at least 100 persons as beneficial owners;

  . is not closely held as defined in section 856(h) of the Code; and

  . satisfies certain other tests that are described below regarding the nature of its assets and income and the amount of its distributions.

   In the case of a REIT that is a partner in a partnership, the Treasury Regulations deem that the REIT owns its proportionate share of the assets of the partnership and is entitled to the income of the partnership attributable to its proportionate share. In addition, the assets and gross income (as defined in the Code) of the partnership attributed to the REIT retain the same character as in the hands of the partnership for purposes of section 856 of the Code, including satisfying the gross income tests and the asset tests described below. Thus, APF's proportionate share of the assets, liabilities and items of income of the APF Operating Partnership will be treated as assets, liabilities and items of income of APF for purposes of applying the asset and gross income tests described below.

   Income Tests. In order for APF to qualify as a REIT, there are currently two requirements relating to APF's gross income that must be satisfied annually. First, at least 75 percent of APF's gross income (excluding gross income from prohibited transactions) for each taxable year must consist of temporary investment income or of certain defined categories of income derived directly or indirectly from investments relating to real property or the mortgages on real property. Subject to various limitations, these categories include rents from real property, interest on mortgages on real property, gain from the sale or other disposition of real property (including interests in real property and in mortgages on real property) not primarily held for sale to customers in the ordinary course of business, income from foreclosure property, and amounts received as consideration for entering into either loans secured by real property or purchases or leases of real property. Second, at least 95 percent of APF's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived either from income qualifying under the 75 percent test or from dividends, other types of interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing.

   In addition, for each taxable year before 1998, gain from the sale or other disposition of stock or securities held for less than one year, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must have represented less than 30 percent of APF's gross income (including gross income from prohibited transactions) for such taxable year.

   APF believes that it satisfied all three of these income tests for 1995, 1996, 1997 and 1998 and expects to satisfy the two current tests for 1999 and subsequent taxable years.

   Much of APF's income will be derived from rent from the restaurant properties. Rent from the restaurant properties qualifies as "rents from real property" in satisfying the two gross income tests only if the following conditions are met:

  . First, the rent must not be based in whole or in part, directly or indirectly, on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

  . Second, rents received from a tenant will not qualify as "rents from real property" if APF, or a direct or indirect owner of 10 percent or more of APF, owns, directly or constructively, 10 percent or more of the tenant.

  . Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15 percent of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as "rents from real property."

  . Finally, for rents to qualify as "rents from real property," APF generally must not operate or manage the property or furnish or render services to the tenants of such property, except that APF may directly perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy, other than services that are considered to be rendered to the occupant of the property. Beginning with its 1998 taxable year, however, APF is permitted to earn up to one percent of its gross income from tenants, determined on a property-by-property basis, by furnishing services that are noncustomary or provided directly to the tenants without causing the rental income to fail to qualify as rents from real property.

   APF has represented to Shaw Pittman that it will not violate any of the four conditions specified above. Specifically, APF expects that a substantial majority of its income will be derived from leases of the type described in "APF's Business and the Restaurant Properties--The Restaurant Properties-- Description of Leases," and it does not expect such leases to generate income that would not qualify as rents from real property for purposes of the 75 percent and 95 percent income tests.

   In addition, APF will be paid interest on mortgage loans. All interest income qualifies under the 95 percent gross income test. All the interest on each mortgage loan will also qualify under the 75 percent gross income test if the loan is secured by both real property and other property and if the amount of the loan did not exceed the fair market value of the real property at the time of the loan commitment. APF anticipates that its mortgage loans will continue to generate qualified income under the 75 percent and 95 percent income tests.

   APF will also receive payments under the terms of secured equipment leases. Although the secured equipment leases will be structured as leases or loans, Shaw Pittman is of the opinion that, subject to certain assumptions, the secured equipment leases will be treated as loans secured by personal property for federal income tax purposes. See "--Characterization of the Secured Equipment Leases" below. If the secured equipment leases are treated as loans secured by personal property for federal income tax purposes, then the portion of the payments under the terms of the secured equipment leases that represents interest, rather than a return of capital for federal income tax purposes, will not satisfy the 75 percent gross income test (although it will satisfy the 95 percent gross income test). APF believes, however, that the aggregate amount of such non-qualifying income from the secured equipment leases will not cause APF to exceed the limits on non-qualifying income under the 75 percent gross income test.

   If, contrary to Shaw Pittman's opinion, the IRS treats the secured equipment leases as true leases rather than as loans secured by personal property, the payments under the terms of the secured equipment leases will be treated as rents from personal property. Rents from personal property will satisfy both the 75 percent and 95 percent gross income tests if they are received in connection with a lease of real property and the rent attributable to the personal property does not exceed 15 percent of the total rent received from the tenant in connection with the lease. If rents attributable to personal property exceed 15 percent of the total rent received from a particular tenant, however, then the portion of the total rent attributable to personal property will not satisfy either the 75 percent or 95 percent gross income tests.

   Prior to the Acquisition, APF will increase its restaurant management, development and financing capabilities by acquiring the CNL Restaurant Businesses. As a result, in the future APF may assist third parties with raising capital, making acquisitions, and performing due diligence. APF may also provide to third parties such services as asset management, accounting services, construction and development services, and acquisition and financing advisory services.

   The income derived by APF from providing these services to third parties would not be qualifying income under the 75 percent and 95 percent gross income tests. APF does not anticipate, however, that the income derived from such services (together with any other nonqualifying income for purposes of the 95 percent gross income test) will equal or exceed five percent of APF's annual gross income, and does not anticipate that the income derived from such services (together with any other nonqualifying income for purposes of the 75 percent gross income test) will equal or exceed 25 percent of APF's annual gross income.

   If APF fails to satisfy one or both of the 75 percent or 95 percent tests for any taxable year, it may still qualify as a REIT if (i) APF's failure is due to reasonable cause and not willful neglect; (ii) it reports the nature and amount of each item of its income on a schedule attached to its tax return for such year; and (iii) the reporting of any incorrect information is not due to fraud with intent to evade tax. Even if these three requirements are met and APF is not disqualified as a REIT, however, a penalty tax would be imposed by reference to the amount by which APF failed the 75 percent or 95 percent test (whichever amount is greater).

   Asset Tests. At the end of each quarter of APF's taxable year, at least 75 percent of the value of its total assets must consist of "real estate assets," cash and cash items (including receivables), and certain government securities. The balance of APF's assets generally may be invested without restriction, except that securities holdings not within the 75 percent class of assets generally must not, with respect to any one issuer, exceed 5 percent of the value of APF's assets or 10 percent of the issuer's outstanding voting securities. The term "real estate assets" includes real property, interests in real property, leaseholds of land or improvements thereon, and mortgages on any such property or leasehold and any property attributable to the temporary investment of new capital (but only if this investment is in stock or a debt instrument and only for the one-year period beginning on the date that APF receives the capital). When a mortgage is secured by both real property and other property, it is considered to constitute a mortgage on real property to the extent of the fair market value of the real property at the time when APF is committed to make the loan (or, in the case of a construction loan, the reasonably estimated cost of construction). The bulk of the APF's assets will be real property, but APF will also hold the secured equipment leases. Shaw Pittman is of the opinion, based on certain assumptions, that the secured equipment leases will be treated as loans secured by personal property for federal income tax purposes as discussed below in "--Characterization of Secured Equipment Leases." Therefore, the secured equipment leases will not qualify as "real estate assets." However, APF has represented that, at the end of each quarter, the value of the secured equipment leases, together with any personal property owned by APF, has been and will be less than 25 percent of APF's total assets and that the value of the secured equipment leases entered into with any particular tenant or borrower has been and will be less than 5 percent of APF's total assets. APF does not have any independent appraisals to support this representation, and Shaw Pittman, in rendering its opinion as to the qualification of APF as a REIT, is relying on the conclusions of APF and its senior management as to the relative values of APF's assets. The IRS may contend, however, that either (i) the value of the secured equipment leases entered into with any particular tenant or borrower represents more than 5 percent of APF's total assets, or (ii) the value of the secured equipment leases, together with any personal property owned by APF, exceeds 25 percent of APF's total assets.

   Ownership Tests. The Code provides the following ownership requirements for qualification as a REIT:

  . during the last half of each taxable year, not more than 50 percent in value of the REIT's outstanding shares may be owned, directly or indirectly (applying certain attribution rules), by five or fewer individuals (or certain entities as defined in the Code); and

  . there must be at least 100 stockholders (without reference to any attribution rules) on at least 335 days of a 12-month taxable year (or a proportionate part of a shorter taxable year).

   These two requirements do not apply to the first taxable year for which an election is made to be treated as a REIT. In keeping with these requirements, APF's Articles of Incorporation generally prohibit any person or entity from actually, constructively or beneficially acquiring or owning (applying certain attribution rules) more than 7.5 percent of the issued and outstanding APF Shares (including any Preferred Stock), except that Mr. Seneff, and certain related persons, may hold up to 19.9%. APF's Articles of Incorporation also empower APF's Board of Directors to redeem, at its option, a sufficient number of APF Shares to comply with these ownership tests or to assure continued conformity with them.

   Under APF's Articles of Incorporation, the Board of Directors may require that each holder of APF Shares disclose to APF's Board of Directors in writing such information with respect to actual, constructive or beneficial ownership of APF Shares. Certain Treasury Regulations govern the method by which APF is required to demonstrate compliance with these stock ownership requirements and the failure to satisfy such regulations could cause APF to fail to qualify as a REIT. We believe that APF will meet these stock ownership requirements for each taxable year and will be able to demonstrate its compliance with these requirements.

   Distribution Requirements. APF must distribute to its stockholders for each taxable year ordinary income dividends in an amount equal to at least (a) 95 percent of the sum of (i) its "real estate investment trust taxable income" (computed before deduction of dividends and excluding any net capital gains) and (ii) the excess of net income from foreclosure property over the tax on such income, minus (b) certain excess noncash income. "Real estate investment trust taxable income" generally is the taxable income of a REIT computed as if it were an ordinary corporation, with certain adjustments. Distributions must be made in the taxable year to which they relate, or, if declared before the timely filing of APF's tax return for such year and paid not later than the first regular dividend payment after such declaration, in the following taxable year.

   APF intends to make distributions to stockholders that will meet the 95 percent distribution requirement. Under some circumstances, however, APF may not have sufficient funds from its operations to make cash distributions to satisfy the 95 percent distribution requirement. For example, in the event of the default or financial failure of one or more tenants or lessees, APF might be required under federal income tax principles to continue to accrue rent for some period of time even though APF would not currently be receiving the corresponding amounts of cash. Similarly, APF might not be entitled, under federal income tax principles, to deduct certain expenses at the time those expenses are incurred. In either case, APF's cash available for making distributions might not be sufficient to satisfy the 95 percent distribution requirement. If the cash available to APF is insufficient to make the necessary distributions, APF might raise cash by borrowing funds, issuing new securities or selling assets. If APF ultimately were unable to satisfy the 95 percent distribution requirement, it would fail to qualify as a REIT and, as a result, would be subject to federal income tax as an ordinary corporation.

   If APF fails to satisfy the 95 percent distribution requirement as a result of an adjustment to its tax returns by the IRS, under certain circumstances it may be able to rectify its failure by paying a "deficiency dividend" (plus a penalty and interest) within 90 days after such adjustment. This deficiency dividend would be included in APF's deductions for dividends paid for the taxable year affected by such adjustment. The deduction for a deficiency dividend will be denied, however, if any part of the adjustment resulting in the deficiency is attributable to fraud with intent to evade tax or to willful failure to file an income tax return on time.

   Opinion of Shaw Pittman. Based upon representations made by officers of APF with respect to relevant factual matters, upon the existing Code provisions, the applicable regulations issued under the Code ("Treasury Regulations"), and reported administrative and judicial interpretations of the Code and Treasury Regulations, upon Shaw Pittman's independent review of relevant documents, and upon the assumption that APF will operate in the manner described in this Consent Solicitation, Shaw Pittman has opined the following:

  . APF qualified as a REIT under the Code for its taxable years ending through December 31, 1998;

  . APF is organized in conformity with the requirements for qualification as a REIT; and

  . APF's proposed method of operation will enable it to meet the requirements for qualification as a REIT.

   You should bear in mind, however, that APF's ability to qualify and remain qualified as a REIT depends upon actual operating results and future actions by and events involving APF and others. Shaw Pittman's opinion does not ensure that the actual results of APF's operations and future actions and events (including changes in tax laws) will enable APF to satisfy in any given year the requirements for qualification and taxation as a REIT.

   Upon receipt of a written request from you or from your representative designated in writing, we will provide you with a free copy of Shaw Pittman's opinion.

   Characterization of Leases. APF has purchased and intends to purchase in the future restaurant properties with both new and existing buildings and lease them to franchisees or corporate franchisors pursuant to leases of the type described in "APF's Business and The Restaurant Properties--The Restaurant Properties--Description of Leases." APF's ability to claim certain tax benefits associated with ownership of the restaurant properties, such as depreciation, depends on a determination that the lease transactions engaged in by APF are true leases, under which APF is the owner of the leased restaurant property for federal income tax purposes, rather than a conditional sale of the restaurant property or a financing transaction. If it is determined that APF is not the owner of the restaurant properties for federal income tax purposes, then APF could suffer adverse consequences, such as the denial of APF's depreciation deductions. A denial of APF's depreciation deductions could result in a determination that APF's distributions to stockholders were insufficient to satisfy the 95 percent distribution requirement for qualification as a REIT. As discussed above, however, if APF has sufficient cash, it may be able to remedy any past failure to satisfy the distribution requirements by paying a "deficiency dividend" (plus a penalty and interest). Furthermore, in the event that APF was not the owner of a particular restaurant property, in the opinion of Shaw Pittman the income that APF would receive pursuant to the recharacterized lease would constitute interest qualifying under the 95 percent and 75 percent gross income tests by reason of being interest on an obligation secured by a mortgage on an interest in real property, because the legal ownership structure of such restaurant property would have the effect of making the building serve as collateral for a debt obligation.

   The characterization of transactions as leases, conditional sales, or financings has been addressed in numerous instances. The courts have not identified any one determinative factor of whether the lessor or the lessee of property is to be treated as the owner. Judicial decisions and IRS pronouncements with respect to the characterization of transactions as either leases, conditional sales, or financing transactions have clearly stated that the characterization of leases for tax purposes is a question that must be decided on the basis of a weighing of many factors, and courts have reached different conclusions even where characteristics of two lease transactions were substantially similar.

   While certain characteristics of the leases, such as the fact that such leases are "triple-net" leases, suggest that APF might not be the owner of the restaurant properties, many other characteristics indicate the bona fide nature of such leases and that APF is the owner of the restaurant properties. For example, under the types of leases described in "APF's Business and The Restaurant Properties--The Restaurant Properties--Description of Leases," APF bears the risk of substantial loss in the value of the restaurant properties because it uses an equity investment, rather than nonrecourse indebtedness to acquire its interest in the restaurant properties. Further, APF, rather than the tenant, benefits from any appreciation in the restaurant properties, since APF has the right at any time to sell or transfer the restaurant properties, subject to the tenant's right to purchase the property at a price not less than the restaurant property's fair market value (determined by appraisal or otherwise).

   Other factors that are consistent with the ownership of the restaurant properties by APF are (i) the tenants are liable for repairs and are required to return the restaurant properties in reasonably good condition; (ii) insurance proceeds generally are to be used to restore the restaurant properties and, to the extent not so used, belong to APF; (iii) the tenants agree to subordinate their interests in the restaurant properties to the lien of any first mortgage upon delivery of a nondisturbance agreement and agree to pay rent to the purchaser upon any foreclosure sale; and (iv) based on APF's representation that the restaurant properties can reasonably be expected to have at the end of their lease terms (generally a maximum of 30 to 40 years) a fair market value of at least 20 percent of APF's cost and a remaining useful life of at least 20 percent of their useful lives at the beginning of the leases, APF has not relinquished the restaurant properties to the tenants for their entire useful lives, but has retained a significant residual interest in them. Moreover, APF will not be primarily dependent upon tax benefits in order to realize a reasonable return on its investments.

   For the restaurant properties for which APF owns the buildings and the underlying land, on the basis of the foregoing, assuming (i) APF leases the restaurant properties on substantially the same terms and conditions described in "APF's Business and The Restaurant Properties--The Restaurant Properties-- Description of Leases," and (ii) as is represented by APF, the residual value of the restaurant properties remaining after the end of their lease terms (including all renewal periods) may reasonably be expected to be at least 20 percent of

APF's cost of such restaurant properties, and the remaining useful lives of the restaurant properties after the end of their lease terms (including all renewal periods) may reasonably be expected to be at least 20 percent of the restaurant properties' useful lives at the beginning of their lease terms, it is Shaw Pittman's opinion that APF will be treated as the owner of the restaurant properties for federal income tax purposes and will be entitled to claim depreciation and other tax benefits associated with such ownership. In the case of the restaurant properties for which APF does not own the underlying land, Shaw Pittman cannot opine that the transactions will be characterized as leases, but will opine that the transactions will be characterized as financing transactions and the income from the transactions will constitute interest on mortgages secured by real property.

   Characterization of Secured Equipment Leases. APF will purchase equipment and lease it to franchisees or corporate franchisors pursuant to leases of the type described in "APF's Business and The Restaurant Properties--APF's Business--Secured Equipment Leasing." The ability of APF to continue to qualify as a REIT depends on a determination that the secured equipment leases are financing arrangements, under which the lessees acquire ownership of the equipment for federal income tax purposes. If the secured equipment leases are instead treated as true leases, APF may be unable to satisfy the income tests for REIT qualification discussed in "--Taxation of APF--Income Tests" above.

   While certain characteristics of the secured equipment leases suggest that APF retains ownership of the equipment, such as the fact that the secured equipment leases are structured as leases, with APF retaining title to the equipment, a substantial number of other characteristics indicate that the secured equipment leases are financing arrangements and that the lessees are the owners of the equipment for federal income tax purposes. For example, under the types of secured equipment leases described in "APF's Business and The Restaurant Properties--APF's Business--Secured Equipment Leasing," the lease term will equal or exceed the useful life of the equipment, and the lessee will have the option to purchase the equipment at the end of the lease term for a nominal sum. Moreover, under the terms of the secured equipment leases, APF and the lessees will each agree to treat the secured equipment leases as loans secured by personal property, rather than leases, for tax purposes.

   On the basis of the foregoing, assuming (i) the secured equipment leases are made on substantially the same terms and conditions described in "APF's Business and The Restaurant Properties--APF's Business--Secured Equipment Leasing," and (ii) as represented by APF, each of the secured equipment leases will have a term that equals or exceeds the useful life of the equipment subject to the lease, it is the opinion of Shaw Pittman that APF will not be treated as the owner of the equipment that is subject to the secured equipment leases for federal income tax purposes and that APF will be able to treat the secured equipment leases as loans secured by personal property. Shaw Pittman's opinion that APF will be organized in conformity with the requirements for qualification as a REIT is based, in part, on the assumption that each of the secured equipment leases will conform with the conditions outlined in clauses
(i) and (ii) of the preceding sentence.

   Securitizations. From time to time, APF intends to enter into one or more securitization transactions. In a securitization, APF will consolidate certain of the outstanding real estate loans it holds into a single portfolio, and then sell interests in the portfolio to outside investors. Depending on how they are structured, securitizations can be classified for federal income tax purposes either as a sale of assets or as a borrowing against assets. APF intends to structure its securitizations so as to avoid characterization of the transactions as sales of the underlying mortgages and, in appropriate cases, will seek the advice or opinion of tax counsel. If APF enters into a securitization that is nevertheless treated as a sale for federal income tax purposes, the securitization will be treated as a prohibited transaction, which is a sale of property held primarily for sale to customers in the ordinary course of business. Income from a prohibited transaction is subject to a special tax equal to 100 percent of the income derived from the prohibited transaction. In no event, however, would this treatment jeopardize APF's status as a REIT.

Taxation of Stockholders

   Taxable Domestic Stockholders. For any taxable year in which APF qualifies as a REIT for federal income tax purposes, if you (as a stockholder) are a United States person (generally, any person other than a nonresident alien individual, a foreign trust or estate or a foreign partnership or corporation), you generally will be taxed in the following manner:

  . Distributions made by APF to you generally will be taxed as ordinary income.

  . Amounts that you receive that are properly designated as capital gain dividends by APF generally will be taxed as long-term capital gain, without regard to the period for which you have held APF Shares, to the extent that they do not exceed APF's actual net capital gain for the taxable year.

  . If you are a corporate stockholder, you may be required to treat up to 20 percent of certain capital gain dividends as ordinary income. Such ordinary income and capital gain are not eligible for the dividends received deduction allowed to corporations.

  . APF may elect to retain and pay income tax on its net long-term capital gain. If APF so elects, you will take into income your share of the retained capital gain as long-term capital gain and will receive a credit or refund for your share of the tax paid by APF, and you will increase the basis of your APF shares by an amount equal to the excess of the retained capital gain included in your income over the tax deemed paid by you.

  . Distributions in excess of APF's current or accumulated earnings and profits will not be taxable to you to the extent that they do not exceed the adjusted basis of your APF Shares, but rather will reduce the adjusted basis of your APF Shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of your APF Shares, such distributions will be included in your income as long-term capital gain (or short-term capital gain if you have held the APF shares for one year or less), assuming the shares are a capital asset in your hands.

  . Any distribution that is (i) declared by APF in October, November or December of any calendar year and payable to stockholders of record on a specified date in such months and (ii) actually paid by APF in January of the following year, shall be deemed to have been received by each stockholder on December 31st of the calendar year in which the dividend is declared and, as a result, will be includable in your gross income for that taxable year.

  . You may not deduct on your income tax returns any net operating or net capital losses of APF.

  . Upon the sale or other disposition of your APF Shares, you generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or other disposition and the adjusted basis of your APF Shares involved in the transaction. The gain or loss will be long-term capital gain or loss if, at the time of sale or other disposition, the APF Shares involved have been held for more than one year.

  . If you receive a capital gain dividend with respect to APF Shares that you have held for six months or less at the time of sale or other disposition, any loss recognized by you will be treated as long-term capital loss to the extent of the amount of the capital gain dividend that was treated as long-term capital gain.

  . Generally, the redemption of APF Shares by APF will result in recognition of ordinary income by you unless you "completely terminate" or substantially reduce your interest in APF, as described in the Code.

   APF will notify you of which portions of each distribution, in its judgment, constitute ordinary income, capital gain or return of capital for federal income tax purposes. In addition, APF will report to you and to the IRS the amount of dividends paid or treated as paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, you may be subject to backup withholding at the rate of 31 percent with respect to dividends paid unless you (a) are a corporation or fit within certain other exempt categories and, when required, demonstrate this fact, or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding, and otherwise comply with applicable requirements of the backup withholding rules. If you do not provide APF with a correct taxpayer identification number, you may also be subject to penalties imposed by the IRS. You may credit any amount paid to the IRS as backup withholding against your income tax liability. In addition, APF may be required to withhold a portion of capital gain dividends to you if you fail to certify your non-foreign status to APF as described below in "--Foreign Stockholders."

   The state and local income tax treatment of you and APF may not conform to the federal income tax treatment described above. As a result, you should consult your tax advisors for an explanation of how state and local tax laws would affect your ownership of APF Shares.

   The tax treatment discussed above is a summary of the general rules and may not deal with all of the tax consequences applicable to you in light of your particular investment or other circumstances. Therefore, you should consult your own tax advisors for an explanation of the tax consequences to you of the receipt, ownership, and disposition of APF Shares.

   Tax-Exempt Stockholders. If you are an APF stockholder and a tax-exempt entity, you generally will be taxed in the following manner:

  . Dividends paid by APF to you generally will not constitute "unrelated business taxable income" ("UBTI") as defined in section 512(a) of the Code, provided that you have not financed the acquisition of APF Shares with "acquisition indebtedness" within the meaning of section 524(c) of the Code and your APF Shares are not otherwise used in an unrelated trade or business.

  . If you are a qualified trust (i.e., any trust described in section 401(a) of the Code and exempt from tax under section 501(a) of the Code) that holds more than 10 percent (by value) of the shares of APF, and if (i) treating qualified trusts holding APF Shares as individuals would result in a determination that APF is "closely held" within the meaning of section 856(h)(1) of the Code, and (ii) APF is "predominantly held" by qualified trusts, you may be required to treat a certain percentage of APF's distributions as UBTI. The restrictions on ownership of APF Shares in APF's Articles of Incorporation will prevent application of the provisions treating a portion of REIT distributions as UBTI to tax-exempt entities purchasing APF Shares, absent a waiver of the restrictions by APF's Board of Directors, as discussed in "Description of Capital Stock-- Ownership Limits and Restrictions on Transfer."

   The tax treatment of distributions by qualified retirement plans, IRAs, Keogh plans and other tax-exempt entities is beyond the scope of this discussion. If you are one of these entities, you should consult your own tax advisors regarding such questions.

   Foreign Stockholders. The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign participants and other foreign stockholders (collectively, "Non-U.S. Stockholders") are complex, and we will not try here to provide more than a summary of such rules, so if you are a prospective Non-U.S. Stockholder, you should consult with your tax advisors to determine the impact of federal, state and local laws with regard to an investment in APF Shares including any reporting requirements.

   Assuming that the income from investment in APF Shares will not be effectively connected with your conduct of a United States trade or business, if you are a Non-U.S. Stockholder, you generally will be taxed in the following manner:

  . Distributions that are not attributable to gain from sales or exchanges by APF of United States real property interests and not designated by APF as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of current and accumulated earnings and profits of APF. Such dividends ordinarily will be subject to a withholding tax equal to 30 percent of the gross amount of the dividend, unless an applicable tax treaty reduces or eliminates that tax.

  . Distributions in excess of APF's current and accumulated earnings and profits will not be taxable to you to the extent that such distributions do not exceed the adjusted basis of your APF Shares, but rather will reduce the adjusted basis of your APF Shares.

  . To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of your APF Shares, the distributions will give rise to tax liability if you would otherwise be subject to tax on any gain from the sale or disposition of your APF Shares.

  . If it cannot be determined at the time APF pays a distribution whether or not the distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate of 30 percent. You may seek a refund of the withheld amount from the IRS, however, if it is subsequently determined that the distribution was, in fact, in excess of APF's current and accumulated earnings and profits.

  . APF is permitted, but not required, to make reasonable estimates of the extent to which distributions exceed current or accumulated earnings and profits. To the extent that the distributions are determined by APF to exceed current or accumulated earnings and profits, they will generally be subject to a 10 percent withholding tax, which may be refunded to the extent it exceeds your actual U.S. tax liability, provided the required information is furnished to the IRS.

  . Distributions that are attributable to gain from sales or exchanges by APF of United States real property interests will be taxed to you under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (or FIRPTA), as amended. Under FIRPTA, distributions attributable to gain from sales of United States real property interests are taxed to you as if such gain were effectively connected with a United States business. You would thus be taxed at the normal capital gain rates applicable to U.S. Stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30 percent branch profits tax in the hands of a foreign corporate stockholder not entitled to treaty exemption or rate reduction. APF is required by applicable Treasury Regulations to withhold 35 percent of any distribution that could be designated by APF as a capital gain dividend. You may credit this amount against your FIRPTA tax liability.

  . Gain that you recognize upon a sale of APF Shares generally will not be taxed under FIRPTA if APF is a "domestically controlled REIT." APF currently believes that it is, and expects to continue to be, a "domestically controlled REIT."

   Gain not subject to FIRPTA nonetheless will be taxable to you if (i) investment in the APF Shares is treated as "effectively connected" with your U.S. trade or business, or (ii) you are a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions are met. If you are a foreign corporate stockholder, "effectively connected" gain realized by you may be subject to an additional 30 percent branch profits tax, subject to possible exemption or rate reduction under an applicable tax treaty. If the gain on the sale of your APF Shares were to be subject to taxation under FIRPTA, you would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of your APF Shares would be required to withhold and remit to the IRS 10 percent of the purchase price.

                                    EXPERTS

   The consolidated balance sheets of CNL American Properties Fund, Inc. as of December 31, 1997 and 1996 and the consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997, included in this Consent Solicitation and the balance sheets of CNL Income Fund, Ltd. and CNL Income Fund II, Ltd. through CNL Income Fund XVIII, Ltd. as of December 31, 1997 and 1996 and the related statements of income, partners' capital, and cash flows for each of the three years in the period ended December 31, 1997 included in this Consent Solicitation have been included herein and therein in reliance on the reports of PricewaterhouseCoopers, LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing. The Consolidated Financial Statements of CNL Financial Corporation and the Financial Statements of CNL Financial Services, Inc. included in this Consent Solicitation have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports. The audited financial statements of CNL Fund Advisors, Inc. included in this Consent Solicitation have been audited by McDirmit, Davis, Lauteria, Puckett, Vogel & Company, P.A., independent certified public accountants, as indicated in their report with respect thereto, and are included therein in reliance upon the authority of said firm as experts in giving said reports.

   The appraisals included as exhibits to this Registration Statement on Form S-4 have been prepared by Valuation Associates Real Estate Group, Inc. and are included therein in reliance upon the authority of said firm as experts in giving such reports.

                                 LEGAL MATTERS

   Certain legal matters, including certain tax matters, will be passed upon for APF by Shaw Pittman Potts & Trowbridge, Washington, D.C., a partnership including professional corporations. Certain members of Shaw Pittman invested in the Funds in an aggregate amount of $199,000, and, assuming all of the Funds are acquired by APF, such members will receive an aggregate of 17,643 APF Shares.

   Certain legal matters will be passed upon for the Funds by Baker & Hostetler LLP.

                      WHERE YOU CAN FIND MORE INFORMATION

   APF and each Fund are subject to the reporting requirements of the Exchange Act, and are required to file reports and other information with the SEC, 450 Fifth Street N.W., Washington, D.C. 20549. In addition, APF has filed a Registration Statement on Form S-4 under the Securities Act with respect to the securities offered pursuant to this Consent Solicitation. This Consent Solicitation, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and financial schedules thereto. For further information concerning the Acquisition, you should refer to APF's Registration Statement and such exhibits and schedules, which is available at the SEC's web site at http://www.sec.gov. Also, you may examine copies of such documents without charge at, or obtain upon payment of prescribed fees from, the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the regional offices of the SEC located at Room 1400, 75 Park Place, New York, New York 10007 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. The SEC's web site also contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

   A separate Supplement to this Consent Solicitation has been prepared for your Fund and will be delivered to you and the other Limited Partners of your Fund. Upon receipt of a written request by you or your representative so designated in writing, we will send a copy of any Supplement without charge. All requests should be directed to D.F. King & Co., 77 Water Street, New York, New York 10005, (800) 207-3159

   Statements contained in this Consent Solicitation or any supplements hereto as to the contents of any contract or other document which is filed as an exhibit to the Registration Statement are not necessarily complete, and each such statement is qualified in its entirety by reference to the full text of such contract or document.

   In addition to applicable legal or NYSE requirements, if any, APF will send to holders of APF Shares annual reports containing audited financial statements with a report thereon by APF's independent public accountants and quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year.

               CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
Condensed Consolidated Balance Sheets--As of September 30, 1998 and
 December 31, 1997.......................................................  F-2

Condensed Consolidated Statements of Earnings--For the Quarters ended
 September 30, 1998 and 1997 and for the Nine Months ended September 30,
 1998 and 1997...........................................................  F-3

Condensed Consolidated Statements of Stockholders Equity--For the Nine
 Months ended September 30, 1998 and 1997................................  F-4

Condensed Consolidated Statements of Cash Flows--For the Nine Months
 ended September 30, 1998 and 1997.......................................  F-5

Notes to Condensed Consolidated Financial Statements--For the Quarters
 and Nine Months ended September 30, 1998 and 1997.......................  F-6

Report of Independent Accountants........................................ F-16

Consolidated Balance Sheets--As of December 31, 1997 and 1996............ F-17

Consolidated Statements of Earnings--For the Years ended December 31,
 1997, 1996 and 1995..................................................... F-18

Consolidated Statements of Stockholders' Equity--For the Years ended
 December 31, 1997, 1996 and 1995........................................ F-19

Consolidated Statements of Cash Flows--For the Years ended December 31,
 1997, 1996 and 1995..................................................... F-20

Notes to Consolidated Financial Statements--For the Years ended December
 31, 1997, 1996 and 1995................................................. F-21

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                    September 30,  December 31,
                                                        1998           1997
                                                    -------------  ------------
                      ASSETS
Land and buildings on operating leases, less
 accumulated depreciation.......................... $298,967,972   $205,338,186
Net investment in direct financing leases..........  117,028,760     47,613,595
Investment in joint venture........................      631,374            --
Other investments..................................   16,200,316            --
Mortgage notes receivable..........................   18,503,397     17,622,010
Equipment notes receivable.........................   15,020,109     13,548,044
Cash and cash equivalents..........................   88,666,489     47,586,777
Certificates of deposit............................    2,007,800      2,008,224
Receivables, less allowance for doubtful accounts
 of $314,406 and $99,964, respectively.............      575,104        635,796
Accrued rental income..............................    3,071,451      1,772,261
Other assets.......................................    5,711,195      2,952,869
                                                    ------------   ------------
                                                    $566,383,967   $339,077,762
                                                    ============   ============
       LIABILITIES AND STOCKHOLDERS' EQUITY
Line of credit..................................... $  6,765,575   $  2,459,043
Accrued construction costs payable.................    3,045,304     10,978,211
Accounts payable and accrued expenses..............      156,916      1,060,497
Due to related parties.............................    2,552,411      1,524,294
Rents paid in advance..............................      437,497        517,428
Deferred rental income.............................    1,015,758        557,576
Other payables.....................................      222,580         56,878
                                                    ------------   ------------
    Total liabilities..............................   14,196,041     17,153,927
                                                    ------------   ------------
Minority interest..................................      282,544        285,734
                                                    ------------   ------------
Commitments (Note 14)
Stockholders' equity:
  Preferred stock, without par value. Authorized
   and unissued 3,000,000 shares...................          --             --
  Excess shares, $0.01 par value per share.
   Authorized and unissued 78,000,000 shares.......          --             --
  Common stock, $0.01 par value per share.
   Authorized 125,000,000 and 75,000,000 shares,
   respectively, issued and outstanding 62,118,679
   and 36,192,971, respectively....................      621,187        361,930
  Capital in excess of par value...................  556,830,578    323,525,961
  Accumulated distributions in excess of net
   earnings........................................   (5,546,383)    (2,249,790)
                                                    ------------   ------------
    Total stockholders' equity.....................  551,905,382    321,638,101
                                                    ------------   ------------
                                                    $566,383,967   $339,077,762
                                                    ============   ============

     See accompanying notes to condensed consolidated financial statements.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

                                  Quarter Ended           Nine Months Ended
                                  September 30,             September 30,
                              -----------------------  ------------------------
                                 1998         1997        1998         1997
                              -----------  ----------  -----------  -----------
Revenues:
  Rental income from
   operating leases.........  $ 6,310,554  $3,819,866  $17,322,785  $ 7,826,671
  Earned income from direct
   financing leases.........    2,829,024     851,463    5,624,414    1,809,955
  Interest income from
   mortgage
   notes receivable.........      437,444     437,134    1,301,493    1,252,326
  Other interest income.....    1,839,871     419,384    4,775,552    1,347,188
  Other income..............       19,139       9,369       40,866       16,310
                              -----------  ----------  -----------  -----------
                               11,436,032   5,537,216   29,065,110   12,252,450
                              -----------  ----------  -----------  -----------
Expenses:
  General operating and
   administrative...........      471,568     183,374    1,443,295      664,585
  Professional services.....       30,601       8,655       95,709       53,334
  Asset management fees to
   related party............      518,533     234,665    1,248,393      493,921
  State and other taxes.....      214,866      65,741      397,569      173,604
  Depreciation and
   amortization.............    1,044,193     526,207    2,693,020    1,105,611
                              -----------  ----------  -----------  -----------
                                2,279,761   1,018,642    5,877,986    2,491,055
                              -----------  ----------  -----------  -----------
Earnings Before Minority
 Interest in Income of
 Consolidated Joint Venture
 and Equity in Loss of
 Unconsolidated Joint
 Venture....................    9,156,271   4,518,574   23,187,124    9,761,395
Minority Interest in Income
 of Consolidated
 Joint Venture..............       (7,787)     (7,860)     (23,167)     (23,586)
Equity in Loss of
 Unconsolidated Joint
 Venture....................         (104)        --          (104)         --
                              -----------  ----------  -----------  -----------
Net Earnings................  $ 9,148,380  $4,510,714  $23,163,853  $ 9,737,809
                              ===========  ==========  ===========  ===========
Earnings Per Share of Common
 Stock (Basic and Diluted)..  $      0.16  $     0.18  $      0.49  $      0.48
                              ===========  ==========  ===========  ===========
Weighted Average Number of
 Shares of Common Stock
 Outstanding................   56,421,932  25,371,886   47,633,909   20,368,867
                              ===========  ==========  ===========  ===========

     See accompanying notes to condensed consolidated financial statements.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

           CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

     Nine Months Ended September 30, 1998 and Year Ended December 31, 1997

                                                             Accumulated
                             Common Stock                   distributions
                          -------------------  Capital in     in excess
                            Number     Par     excess of       of net
                          of Shares   Value    par value      earnings        Total
                          ---------- -------- ------------  -------------  ------------
Balance at December 31,
 1996...................  13,944,715 $139,447 $123,687,929  $   (959,949)  $122,867,427
 Subscriptions received
  for common stock
  through public
  offering and
  distribution
  reinvestment plan.....  22,248,256  222,483  222,260,077           --     222,482,560
 Stock issuance costs...         --       --   (22,422,045)          --     (22,422,045)
 Net earnings...........         --       --           --     15,564,456     15,564,456
 Distributions declared
  and paid
  ($0.74 per share).....         --       --           --    (16,854,297)   (16,854,297)
                          ---------- -------- ------------  ------------   ------------
Balance at December 31,
 1997...................  36,192,971  361,930  323,525,961    (2,249,790)   321,638,101
 Subscriptions received
  for common stock
  through public
  offerings and
  distribution
  reinvestment plan.....  25,925,708  259,257  258,997,822           --     259,257,079
 Stock issuance costs...         --       --   (25,693,205)          --     (25,693,205)
 Net earnings...........         --       --           --     23,163,853     23,163,853
 Distributions declared
  and paid
  ($0.57 per share).....         --       --           --    (26,460,446)   (26,460,446)
                          ---------- -------- ------------  ------------   ------------
Balance at September 30,
 1998...................  62,118,679 $621,187 $556,830,578  $ (5,546,383)  $551,905,382
                          ========== ======== ============  ============   ============


     See accompanying notes to condensed consolidated financial statements.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        Nine Months Ended
                                                          September 30,
                                                   ----------------------------
                                                       1998           1997
                                                   -------------  -------------
Increase (Decrease) in Cash and Cash Equivalents:
 Net Cash Provided by Operating Activities.......  $  26,950,631  $  10,800,147
                                                   -------------  -------------
 Cash Flows from Investing Activities:
  Additions to land and buildings on operating
   leases........................................   (103,003,646)  (106,915,605)
  Investment in direct financing leases..........    (73,492,036)   (28,977,515)
  Proceeds from sale of buildings and equipment
   under direct financing leases.................      2,385,941      7,251,511
  Investment in joint venture....................       (633,101)           --
  Increase in other investments..................    (16,083,055)           --
  Investment in mortgage notes receivable........     (1,090,000)    (4,401,982)
  Collection on mortgage notes receivable........        222,879        186,135
  Investment in equipment notes receivable.......     (3,363,600)           --
  Collection on equipment notes receivable.......      1,014,484            --
  Increase in restricted cash....................            --     (16,014,345)
  Increase in other assets.......................     (2,705,428)           --
                                                   -------------  -------------
   Net cash used in investing activities.........   (196,747,562)  (148,871,801)
                                                   -------------  -------------
Cash Flows from Financing Activities:
 Reimbursement of acquisition and stock issuance
  costs paid by related parties on behalf of the
  Company........................................     (3,455,068)    (2,244,153)
 Proceeds from borrowing on line of credit.......      4,306,532     16,253,399
 Payment on line of credit.......................            --      (1,784,577)
 Subscriptions received from stockholders........    259,257,079    149,227,795
 Distributions to minority interest..............        (25,429)       (25,515)
 Distributions to stockholders...................    (26,460,446)   (10,879,969)
 Payment of stock issuance costs.................    (22,653,996)   (13,584,558)
 Other...........................................        (92,029)       (16,101)
                                                   -------------  -------------
   Net cash provided by financing activities.....    210,876,643    136,946,321
                                                   -------------  -------------
Net Increase (Decrease) in Cash and Cash
 Equivalents.....................................     41,079,712     (1,125,333)
Cash and Cash Equivalents at Beginning of
 Period..........................................     47,586,777     42,450,088
                                                   -------------  -------------
Cash and Cash Equivalents at End of Period.......  $  88,666,489  $  41,324,755
                                                   =============  =============
Supplemental Schedule of Non-Cash Investing and
 Financing Activities:
 Related parties paid certain acquisition and
  stock issuance costs on behalf of the Company
  as follows:
  Acquisition costs..............................  $     799,419  $     428,114
  Stock issuance costs...........................      2,941,149      1,794,722
                                                   -------------  -------------
                                                   $   3,740,568  $   2,222,836
                                                   =============  =============
Land and buildings under operating leases
 exchanged for land and buildings under operating
 leases..........................................  $   2,754,419  $         --
                                                   =============  =============

     See accompanying notes to condensed consolidated financial statements.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

           Quarters and Nine Months Ended September 30, 1998 and 1997

1. Organization and Nature of Business

   CNL American Properties Fund, Inc. was organized in Maryland on May 2, 1994. CNL APF GP Corp. and CNL APF LP Corp., organized in Delaware in May 1998, are wholly owned subsidiaries of CNL American Properties Fund, Inc. CNL APF Partners, LP is a Delaware limited partnership formed in May 1998. CNL APF GP Corp. and CNL APF LP Corp. are the general and limited partners, respectively, of CNL APF Partners, LP. The term "Company" includes, unless the text otherwise requires, CNL American Properties Fund, Inc., CNL APF GP Corp., CNL APF LP Corp. and CNL APF Partners, LP. The Company was formed primarily for the purpose of acquiring, directly or indirectly through joint venture or co-tenancy arrangements, restaurant properties (the "Properties") to be leased on a long-term, triple-net basis to operators of national and regional fast-food, family-style and casual dining restaurant chains. The Company also provides financing (the "Mortgage Loans") for the purchase of buildings, generally by tenants that lease the underlying land from the Company. In addition, the Company offers furniture, fixtures and equipment financing through leases or loans (the "Secured Equipment Leases") to operators of restaurant chains.

2. Basis of Presentation

   The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter and nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's Form 10-K for the year ended December 31, 1997.

   The Company accounts for its 85.47% interest in CNL/Corral South Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Company's consolidated joint venture. All significant intercompany balances and transactions have been eliminated. The Company accounts for its 44.29% interest in CNL/Lee Vista Joint Venture using the equity method because it shares control with the other joint venture partner.

   The Company determines the appropriate classification of other investments in certificates at the time of purchase and reevaluates such designation at each balance sheet date. Other investments have been classified as available-for-sale and are carried at fair value, with unrealized holding gains and losses reported as a separate component of stockholders' equity and in the statement of comprehensive income, as applicable.

   Certain items in the prior year's financial statements have been reclassified to conform with the 1998 presentation. These reclassifications had no effect on stockholders' equity or net earnings.

   Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This Statement requires the reporting of net earnings and all other changes to equity during the period, except those resulting from investments by owners and distributions to owners, in a separate statement that begins with net earnings. Currently, the Company's only component of comprehensive income is net earnings.

               CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARY

   In March 1998, the Emerging Issues Task Force of the Financial Accounting Standards Board ("FASB") reached a consensus in EITF 97-11, entitled "Accounting for Internal Costs Relating to Real Estate Property Acquisitions." EITF 97-11 provides that internal costs of identifying and acquiring operating properties should be expensed as incurred. Due to the fact that the Company does not have an internal acquisitions function and instead, contracts these services from an external advisor, the effectiveness of EITF 97-11 had no material effect on the Company's financial position or results of operations.

   In May 1998, the Emerging Issues Task Force of the FASB reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Company's financial position or results of operations.

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999 (January 1, 2000 for the Company). FAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Management of the Company anticipates that, due to its limited use of interest rate swaps, the adoption of FAS 133 will not have a significant effect on the Company's results of operations or its financial position.

3. Public Offerings

   The Company completed its offering of up to 27,500,000 shares of common stock ($275,000,000) (the "1997 Offering"), which included 2,500,000 shares ($25,000,000) available only to stockholders who elected to participate in the Company's reinvestment plan, on March 2, 1998. Following the completion of the 1997 Offering, the Company commenced an offering of up to 34,500,000 shares of common stock ($345,000,000) (the "1998 Offering"). Net proceeds from the 1998 Offering will be invested in additional Properties and Mortgage Loans.

4. Leases

   The Company leases its land, buildings and equipment to operators of national and regional fast-food, family-style and casual dining restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." For Property leases classified as direct financing leases, the building portions of the majority of the leases are accounted for as direct financing leases while the land portions of the majority of these leases are accounted for as operating leases. The Company's equipment financing offered pursuant to leases are recorded as direct financing leases.

5. Land and Buildings on Operating Leases

   In April 1998, a tenant exercised its option under the terms of three lease agreements to exchange three existing Properties for three replacement Properties which were approved by the Company. In connection therewith, the Company exchanged three Boston Market Properties with three replacement Boston Market Properties. Under the exchange agreements for each Property, each replacement Property will continue under the terms of the leases of the original Properties. All closing costs were paid by the tenant. The Company accounted for these transactions as nonmonetary exchanges of similar productive assets and recorded the acquisitions of the replacement Properties at the net book value of the original Properties. No gain or loss was recognized due to these transactions being accounted for as nonmonetary exchanges of similar assets.

               CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARY

   During the nine months ended September 30, 1998, the Company sold three Properties to third parties. The Company received net sales proceeds of approximately $2,386,000 which approximated the carrying value of the Properties at the time of sale. As a result, no gain or loss was recognized for financial reporting purposes.

   Land and buildings on operating leases consisted of the following at:

                                                    September 30,  December 31,
                                                        1998           1997
                                                    -------------  ------------
   Land............................................ $151,703,355   $106,616,360
   Buildings.......................................  146,495,502     95,518,149
                                                    ------------   ------------
                                                     298,198,857    202,134,509
   Less accumulated depreciation...................   (5,033,392)    (2,395,665)
                                                    ------------   ------------
                                                     293,165,465    199,738,844
   Construction in progress........................    5,802,507      5,599,342
                                                    ------------   ------------
                                                    $298,967,972   $205,338,186
                                                    ============   ============

   Some leases provide for scheduled rent increases throughout the lease term and/or rental payments during the construction of a Property prior to the date it is placed in service. Such amounts are recognized on a straight-line basis over the terms of the leases commencing on the date the Property is placed in service. For the nine months ended September 30, 1998 and 1997, the Company recognized $2,315,968 and $1,259,180, respectively, of such rental income, $910,185 and $643,153 of which was earned during the quarters ended September 30, 1998 and 1997, respectively.

   The following is a schedule of future minimum lease payments to be received on the noncancellable operating leases at September 30, 1998:

   1998............................................................ $  6,410,842
   1999............................................................   25,832,805
   2000............................................................   25,862,843
   2001............................................................   26,062,291
   2002............................................................   26,822,220
   Thereafter......................................................  386,335,781
                                                                    ------------
                                                                    $497,326,782
                                                                    ============

   Since leases are renewable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rents which may be received on the leases based on the percentage of the tenant's gross sales. These amounts do not include minimum lease payments that will become due when Properties under development are completed (see Note 14).

               CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARY

6. Net Investment in Direct Financing Leases

   The following lists the components of the net investment in direct financing leases at:

                                                   September 30,  December 31,
                                                       1998           1997
                                                   -------------  ------------
   Minimum lease payments receivable.............. $ 247,230,809  $ 98,121,853
   Estimated residual values......................    44,974,064     6,889,570
   Secured Equipment Lease interest receivable....        72,231        67,614
   Less unearned income...........................  (175,248,344)  (57,465,442)
                                                   -------------  ------------
   Net investment in direct financing leases...... $ 117,028,760  $ 47,613,595
                                                   =============  ============

   The following is a schedule of future minimum lease payments to be received on the direct financing leases at September 30, 1998:

   1998............................................................ $  3,435,760
   1999............................................................   13,742,634
   2000............................................................   13,937,068
   2001............................................................   13,709,001
   2002............................................................   13,611,870
   Thereafter......................................................  188,794,476
                                                                    ------------
                                                                    $247,230,809
                                                                    ============

   The above table does not include future minimum lease payments for renewal periods or contingent rental payments that may become due in future periods (see Note 5).

7. Investment in Joint Venture

   In June 1998, the Company entered into a joint venture arrangement, CNL/Lee Vista Joint Venture, with a third party to construct and hold one restaurant property. As of September 30, 1998, the Company had contributed $631,374 to pay for construction relating to the Property owned by the joint venture. The Company has agreed to contribute approximately $854,140 in additional construction costs to the joint venture. When construction is completed, the Company expects to have an approximate 68 percent interest in the profits and losses of the joint venture. The Company accounts for its investment in this joint venture under the equity method because it shares control with the other joint venture partner.

   The following presents the condensed financial information for the joint venture at:

                                                   September 30, December 31,
                                                       1998          1997
                                                   ------------- ------------
   Land on operating lease and construction in
    progress......................................  $1,870,009      $ --
   Cash...........................................         899        --
   Receivables....................................      28,900        --
   Liabilities....................................     648,884        --
   Partners' capital..............................   1,250,924        --
   Net loss.......................................        (428)       --

   For the quarter and nine months ended September 30, 1998, the Company recognized a loss of $104 for this joint venture. The Property owned by the joint venture was not operational as of September 30, 1998.

               CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARY

8. Other Investments

   In August 1998, the Company acquired an investment in the Class F, Class G, and Class H Franchise Loan Certificates, Series 1998-1 (collectively, the "Certificates") from CNL Funding 98-1, LP a mortgage loan securitization entity sponsored by CNL Financial Corp., ("CFC") an affiliate of CNL Fund Advisors, Inc. (the "Advisor"). CFC originated and serviced mortgage loans on restaurant properties comparable to the triple-net leased properties currently owned by the Company. After originating the mortgage loans, CFC contributed the loans to CNL Funding 98-1, LP, the securitization entity which subsequently issued the Certificates representing beneficial ownership interests in the pool of mortgage loans.

   The Company paid an aggregate purchase price of approximately $16,100,000 for the Certificates, representing an expected blended yield of 12.3%. The Company classified the investments in these Certificates as available for sale. At September 30, 1998, the estimated fair value of the Certificates approximated their carrying value; therefore, the Company did not record any unrealized gains or losses relating to its investment in Certificates. The investment in Certificates balance at September 30, 1998 includes $117,261 of accrued interest.

   The Company acquired Class F-1, Class G-1, and Class H-1 Certificates with fixed pass through rates of 8.4% per annum. These Certificates commenced making payments of interest monthly in September 1998 and are scheduled to make payments of principal and interest monthly during the period September 2012 through June 2017.

   The Company also acquired Class F-2, Class G-2, and Class H-2 Certificates with adjustable pass through rates of LIBOR (defined as the per annum London interbank offered rate for 30 day dollar deposits) plus 2.25% per annum (7.918% at September 30, 1998). These Certificates commenced making payments of interest monthly in September 1998 and are scheduled to make payments of principal and interest monthly during the period April 2012 through March 2017.

9. Mortgage Notes Receivable

   During the nine months ended September 30, 1998, the Company accepted two promissory notes in the aggregate principal sum of $1,090,000, collateralized by mortgages on the buildings of two Taco Bell Properties. The promissory notes bear interest at a rate of 9.50% per annum and will be collected in consecutive monthly installments of principal and interest totaling $11,382 beginning October 1, 1998, with balloon payments due September 1, 2005 for the remaining unpaid balances.

   Mortgage notes receivable consisted of the following at:

                                                     September 30, December 31,
                                                         1998          1997
                                                     ------------- ------------
   Outstanding principal............................  $17,529,539  $16,662,418
   Accrued interest income..........................      129,754      118,887
   Deferred financing income........................      (82,181)     (85,448)
   Unamortized loan costs...........................      926,285      926,153
                                                      -----------  -----------
                                                      $18,503,397  $17,622,010
                                                      ===========  ===========

   Management believes that the estimated fair value of mortgage notes receivable at September 30, 1998 and December 31, 1997 approximated the outstanding principal amount based on estimated current rates at which similar loans would be made to borrowers with similar credit and for similar maturities.

               CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARY

10. Equipment Notes Receivable

   In June 1998, the Company entered into a promissory note with a borrower for equipment financing for $2,200,000, which is collateralized by restaurant equipment. The promissory note bears interest at a rate of ten percent per annum and is being collected in consecutive monthly installments of principal and interest of $36,523 which commenced July 1, 1998, with a balloon payment due December 15, 1998 for the remaining unpaid balance.

   In September 1998, the Company entered into two promissory notes with a borrower for equipment financing for a total of $460,000, which are collateralized by restaurant equipment. The two promissory notes bear interest at a rate of ten percent per annum and will be collected in consecutive monthly installments of principal and interest totaling $7,636 beginning on October 1, 1998 for one promissory note and November 1, 1998, for the other promissory note, with balloon payments due September 1, 2003 and October 1, 2005, respectively, for the remaining unpaid balances.

   Equipment notes receivable consisted of the following at:

                                                      September 30, December 31,
                                                          1998          1997
                                                      ------------- ------------
   Outstanding principal.............................  $14,870,516  $13,225,000
   Accrued interest income...........................      149,593      323,044
                                                       -----------  -----------
                                                       $15,020,109  $13,548,044
                                                       ===========  ===========

   Management believes that the estimated fair value of equipment notes receivable at September 30, 1998 and December 31, 1997 approximated the outstanding principal amount based on estimated current rates at which similar loans would be made to borrowers with similar credit and for similar maturities.

11. Stock Issuance Costs

   The Company has incurred certain expenses in connection with the public offerings of its shares of common stock, including commissions, marketing support and due diligence expense reimbursement fees, filing fees, legal, accounting, printing and escrow fees, which have been deducted from the gross proceeds of the offerings. The Advisor has agreed to pay all organizational and offering expenses (excluding commissions and marketing support and due diligence expense reimbursement fees) which exceed three percent of the gross offering proceeds received from the current offering of shares of common stock of the Company.

   During the nine months ended September 30, 1998 and the year ended December 31, 1997, the Company incurred $25,693,205 and $22,422,045, respectively, in stock issuance costs, including $20,740,566 and $17,798,605, respectively, in commissions and marketing support and due diligence expense reimbursement fees (see Note 13). The stock issuance costs have been charged to stockholders' equity subject to the three percent cap described above.

12. Distributions

   For the nine months ended September 30, 1998 and 1997, approximately 86 and 92 percent, respectively, of the distributions paid to stockholders were considered ordinary income and approximately 14 and eight percent, respectively, were considered a return of capital to stockholders for federal income tax purposes. No amounts distributed to the stockholders for the nine months ended September 30, 1998 and 1997 are required to be or have been treated by the Company as a return of capital for purposes of calculating the stockholders' return on their invested capital. The characterization for tax purposes of distributions declared for the nine months ended September 30, 1998 may not be indicative of the results that may be expected for the year ending December 31, 1998.

               CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARY

13. Related Party Transactions

   During the nine months ended September 30, 1998 and 1997, the Company incurred $19,444,281 and $11,192,085, respectively, in selling commissions due to CNL Securities Corp. for services in connection with the offering of shares. A substantial portion of these amounts ($18,148,849 and $10,427,281) were paid by CNL Securities Corp. as commissions to other broker-dealers, during the nine months ended September 30, 1998 and 1997, respectively.

   In addition, CNL Securities Corp. is entitled to receive a marketing support and due diligence expense reimbursement fee equal to 0.5% of the total amount raised from the sale of shares, a portion of which may be reallowed to other broker-dealers. During the nine months ended September 30, 1998 and 1997, the Company incurred $1,296,285 and $746,139, respectively, of such fees, the majority of which was re-allowed to other broker-dealers and from which all bona fide due diligence expenses were paid.

   The Advisor is entitled to receive acquisition fees for services in identifying the Properties and structuring the terms of the acquisition and leases of these Properties and structuring the terms of the Mortgage Loans equal to 4.5% of the total amount raised from the sale of shares. During the nine months ended September 30, 1998 and 1997, the Company incurred $11,666,569 and $6,715,251, respectively, of such fees. Such fees are included in land and buildings on operating leases, net investment in direct financing leases, mortgage notes receivable, investment in joint venture and other assets.

   In connection with the acquisition of Properties that are being or have been constructed or renovated by affiliates, subject to approval by the Company's Board of Directors, the Company may incur development or construction management fees payable to affiliates of the Company. Such fees are included in the purchase price of the Properties and are therefore included in the basis on which the Company charges rent on the Properties. During the nine months ended September 30, 1998 and 1997, the Company incurred $166,876 and $369,570, respectively, of such fees relating to five and six Properties, respectively.

   For negotiating Secured Equipment Leases and supervising the Secured Equipment Lease program, the Advisor is entitled to receive a one-time Secured Equipment Lease servicing fee of two percent of the purchase price of the equipment that is the subject of a Secured Equipment Lease. During the nine months ended September 30, 1998 and 1997, the Company incurred $22,426 and $90,592, respectively, in Secured Equipment Lease servicing fees.

   The Company and the Advisor have entered into an advisory agreement pursuant to which the Advisor will receive a monthly asset management fee of one-twelfth of 0.60% of the Company's real estate asset value and the outstanding principal balance of the Mortgage Loans as of the end of the preceding month. The management fee, which will not exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of the Advisor. All or any portion of the management fee not taken as to any fiscal year shall be deferred without interest and may be taken in such other fiscal year as the Advisor shall determine. During the nine months ended September 30, 1998 and 1997, the Company incurred $1,289,877 and $558,319, respectively, of such fees, of which $41,484 and $64,398, respectively, was capitalized as part of the cost of the buildings for Properties under construction.

   In August 1998, the Company acquired an investment of approximately $16,100,000 in Certificates from CFC, as described in Note 8.

   The Advisor and its affiliates provide various administrative services to the Company, including services related to accounting; financial, tax and regulatory compliance and reporting; lease and loan compliance; stockholder distributions and reporting; due diligence and marketing; and investor relations (including

               CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARY administrative services in connection with the offering of shares), on a day-to-day basis. The expenses incurred for these services were classified as follows for the nine months ended September 30:

                                                             1998       1997
                                                          ---------- ----------
   Stock issuance costs.................................. $2,069,626 $1,259,411
   General operating and administrative expenses.........    773,806    389,806
                                                          ---------- ----------
                                                          $2,843,432 $1,649,217
                                                          ========== ==========

   For each of the nine months ended September 30, 1998 and 1997, the Company acquired two Properties for approximately $3,977,000 and $1,773,300, respectively, from affiliates of the Company. The Properties were acquired at a cost no greater than the lesser of the cost of each Property to the affiliate, including its carrying costs, or the Property's appraised value.

   The due to related parties consisted of the following at:

                                                     September 30, December 31,
                                                         1998          1997
                                                     ------------- ------------
   Due to the Advisor:
     Expenditures incurred on behalf of the Company
      and accounting and administrative services...   $  578,362    $  126,205
     Acquisition fees..............................      939,339       386,972
                                                      ----------    ----------
                                                       1,517,701       513,177
                                                      ----------    ----------
   Due to CNL Securities Corp:
     Commissions...................................      968,975       940,520
     Marketing support and due diligence expense
      reimbursement fees...........................       65,735        63,097
                                                      ----------    ----------
                                                       1,034,710     1,003,617
                                                      ----------    ----------
   Due to other affiliates.........................          --          7,500
                                                      ----------    ----------
                                                      $2,552,411    $1,524,294
                                                      ==========    ==========

14. Commitments

   The Company has entered into various development agreements with tenants which provide terms and specifications for the construction or renovation of buildings the tenants have agreed to lease. The agreements provide a maximum amount of development costs (including the purchase price of the land and closing costs) to be paid by the Company. The aggregate maximum development costs the Company has agreed to pay are approximately $20,245,000, of which approximately $13,104,000 in land and other costs had been incurred as of September 30, 1998. The buildings currently under construction or renovation are expected to be operational by March 1999. In connection with the purchase of each Property, the Company, as lessor, has entered into a long-term lease agreement.

15. Subsequent Events

   On October 13, 1998, the Board of Directors elected to terminate the Company's reinvestment plan. The Board of Directors based this decision on (i) the fact that the Company may issue shares under the reinvestment plan only pursuant to an effective registration statement, (ii) the likelihood that the 1998 Offering will be completed prior to the next distribution date of the Company and (iii) a determination that it is not in

               CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARY the best interest of the Company at this time to obtain the effectiveness of a registration statement relating solely to the issuance of shares pursuant to the reinvestment plan.

   The Board of Directors may determine to reinstate the reinvestment plan in the future subject to obtaining the effectiveness of a registration statement relating solely to the issuance of shares pursuant to the reinvestment plan.

   The shares offered and previously reserved for issuance pursuant to the reinvestment plan will be available for sale to the public through the 1998 Offering.

   The Board of Directors also elected to implement the Company's redemption plan. Under the redemption plan, the Company may elect to redeem shares, subject to the conditions and limitations described in the Company's prospectus (the "Prospectus") as modified by the description below.

   At any time, including any time during which the Company is engaged in a public offering, and prior to such time, if any, as Listing occurs, any stockholder who purchases shares in the Company's offering or otherwise from the Company, may present all or any portion equal to at least 25% of such stockholder's shares to the Company for redemption, in accordance with the procedures outlined in the Prospectus. At such time, the Company may, at its option, use up to the full amount of proceeds, if any, from the sale of shares under the reinvestment plan attributable to a calendar quarter to redeem shares presented for redemption during such quarter. In addition, the Company may, at its option, use up to $100,000 per calendar quarter of the proceeds of any public offering of its shares to redeem shares. Any amount of offering proceeds which is available for redemptions, but which is unused, may be carried over to the next succeeding calendar quarter for use in addition to the amount of offering proceeds and the full amount of proceeds from the sale of shares under the reinvestment plan that would otherwise be available for redemptions. At no time during a 12-month period, however, may the number of shares redeemed by the Company exceed 5% of the number of shares of the Company's outstanding common stock at the beginning of such 12-month period, even if the amount of offering proceeds and proceeds from the sale of shares under the reinvestment plan that would otherwise be available for redemptions would allow the Company to redeem a greater number of shares.

   In addition, the Board of Directors approved an amendment to the advisory agreement providing for the payment of acquisition fees to the Advisor for acquisitions made by the Company after the completion of the 1998 Offering and the investment of all of the proceeds received by the Company from the 1998 Offering (the "Offering Completion Date"). After the Offering Completion Date, the Company intends to continue to expand its Property portfolio by acquiring additional Properties using funds from its line of credit. Under the previous advisory agreement, the Advisor had no incentive to continue providing acquisition services after the Offering Completion Date because acquisition fees were limited to 4.5% of the gross proceeds raised by the Company from equity offerings of the Company. The Advisor has not been paid an acquisition fee for Properties acquired by the Company using funds from the line of credit, and will not be paid an acquisition fee for Properties so acquired prior to the Offering Completion Date, because it is expected that a portion of the proceeds raised by the Company in the 1998 Offering (on which the Advisor will already have received an acquisition fee) will be used to repay advances under the line of credit used to acquire Properties prior to the Offering Completion Date.

   In order to provide incentive to the Advisor to continue providing acquisition services after the Offering Completion Date, the Board of Directors deemed it to be in the best interests of the Company that the Company pay the Advisor an acquisition fee, in connection with Properties acquired after the Offering Completion Date, equal to 4.5% of the purchase price paid by the Company. The Board of Directors believes that paying acquisition fees after the Offering Completion Date will permit the Company to continue to benefit

               CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARY from the Advisor's acquisition expertise and more effectively enhance stockholder value through the continued expansion of the Company's Property portfolio.

   During the period October 1, 1998 through November 2, 1998, the Company received subscription proceeds for an additional 5,876,665 shares ($58,766,648) of common stock.

   On October 1, 1998 and November 1, 1998, the Company declared distributions of $4,015,395 and $4,303,336, respectively, or $0.06354 per share of common stock, payable in December 1998 to stockholders of record on October 1, 1998 and November 1, 1998, respectively.

   During the period October 1, 1998 through November 2, 1998, the Company acquired five Properties (one of which is under construction) for cash at a total cost of approximately $3,439,000. In connection with the purchase of each of the five Properties, the Company, as lessor, entered into a long-term lease agreement. The building under construction is expected to be operational by April 1999.

                       Report of Independent Accountants

To the Board of Directors
CNL American Properties Fund, Inc.

   We have audited the accompanying consolidated balance sheets of CNL American Properties Fund, Inc. (a Maryland corporation) and its subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CNL American Properties Fund, Inc. and its subsidiary as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
January 22, 1998

               CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                                          December 31,
                                                    --------------------------
                                                        1997          1996
                                                    ------------  ------------
                      ASSETS
Land and buildings on operating leases less
 accumulated depreciation.......................... $205,338,186  $ 60,243,146
Net investment in direct financing leases..........   47,613,595    15,204,972
Cash and cash equivalents..........................   47,586,777    42,450,088
Certificates of deposit............................    2,008,224           --
Receivables, less allowance for doubtful accounts
 of $99,964 and $2,857.............................      635,796       142,389
Notes receivable...................................   13,548,044           --
Mortgage notes receivable..........................   17,622,010    13,389,607
Accrued rental income..............................    1,772,261       422,076
Intangibles and other assets.......................    2,952,869     2,972,770
                                                    ------------  ------------
                                                    $339,077,762  $134,825,048
                                                    ============  ============
       LIABILITIES AND STOCKHOLDERS' EQUITY
Line of credit..................................... $  2,459,043  $  3,521,816
Accrued construction costs payable.................   10,978,211     6,587,573
Accounts payable and other accrued expenses........    1,060,497        79,817
Due to related parties.............................    1,524,294       997,084
Rents paid in advance..............................      517,428       118,900
Deferred rental income.............................      557,576       335,849
Other payables.....................................       56,878        28,281
                                                    ------------  ------------
    Total liabilities..............................   17,153,927    11,669,320
                                                    ------------  ------------
Minority interest..................................      285,734       288,301
                                                    ------------  ------------
Commitments (Note 13)
Stockholders' equity:
  Preferred stock, without par value. Authorized
   and unissued 3,000,000 shares...................          --            --
  Excess shares, $0.01 par value per share.
   Authorized and unissued 78,000,000 and
   23,000,000 shares, respectively.................          --            --
  Common stock, $0.01 par value per share.
   Authorized 75,000,000 and 20,000,000 shares,
   respectively, issued and outstanding 36,192,971
   and 13,944,715, respectively....................      361,930       139,447
Capital in excess of par value.....................  323,525,961   123,687,929
Accumulated distributions in excess of net
 earnings..........................................   (2,249,790)     (959,949)
                                                    ------------  ------------
    Total stockholders' equity.....................  321,638,101   122,867,427
                                                    ------------  ------------
                                                    $339,077,762  $134,825,048
                                                    ============  ============

          See accompanying notes to consolidated financial statements.

               CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                               Year Ended December 31,
                                           ----------------------------------
                                              1997         1996       1995
                                           -----------  ----------  ---------
Revenues:
  Rental income from operating leases..... $12,457,200  $3,731,806  $ 510,841
  Earned income from direct financing
   leases.................................   3,033,415     625,492     28,935
  Interest income from mortgage notes
   receivable.............................   1,687,456   1,069,349        --
  Other interest income...................   2,254,375     773,404    118,859
  Other income............................      25,487       6,633        496
                                           -----------  ----------  ---------
                                            19,457,933   6,206,684    659,131
                                           -----------  ----------  ---------
Expenses:
  General operating and administrative....     944,763     542,564    134,759
  Professional services...................      65,962      58,976      8,119
  Asset and mortgage management fees to
   related party..........................     804,879     251,200     23,078
  State taxes.............................     251,358      56,184     20,189
  Depreciation and amortization...........   1,795,062     521,871    104,131
                                           -----------  ----------  ---------
                                             3,862,024   1,430,795    290,276
                                           -----------  ----------  ---------
Earnings before minority interest in
 income of consolidated joint venture.....  15,595,909   4,775,889    368,855
Minority Interest in Income of
 Consolidated Joint Venture...............     (31,453)    (29,927)       (76)
                                           -----------  ----------  ---------
Net Earnings.............................. $15,564,456  $4,745,962  $ 368,779
                                           ===========  ==========  =========
Earnings Per Share of Common Stock (Basic
 and Diluted)............................. $      0.66  $     0.59  $    0.19
                                           ===========  ==========  =========
Weighted Average Number of Shares of
 Common Stock Outstanding.................  23,423,868   8,071,670  1,898,350
                                           ===========  ==========  =========


          See accompanying notes to consolidated financial statements.

               CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  Years Ended December 31, 1997, 1996 and 1995

                             Common stock
                         --------------------  Capital in         Accumulated
                         Number of            excess of par     distributions in
                           shares   Par value     value      excess of net earnings    Total
                         ---------- --------- -------------  ---------------------- ------------
Balance at December 31,
 1994...................     20,000 $    200  $    199,800        $        --       $    200,000
 Subscriptions received
  for common stock
  through public
  offering and
  distribution
  reinvestment plan.....  3,845,416   38,454    38,415,704                 --         38,454,158
 Stock issuance costs...        --       --     (6,403,671)                --         (6,403,671)
 Net earnings...........        --       --            --              368,779           368,779
 Distributions declared
  ($0.31 per share).....        --       --            --             (638,618)         (638,618)
                         ---------- --------  ------------        ------------      ------------
Balance at December 31,
 1995...................  3,865,416   38,654    32,211,833            (269,839)       31,980,648
 Subscriptions received
  for common stock
  through public
  offering and
  distribution
  reinvestment plan..... 10,079,299  100,793   100,692,198                 --        100,792,991
 Stock issuance costs...        --       --     (9,216,102)                --         (9,216,102)
 Net earnings...........        --       --            --            4,745,962         4,745,962
 Distributions declared
  ($0.71 per share).....        --       --            --           (5,436,072)       (5,436,072)
                         ---------- --------  ------------        ------------      ------------
Balance at December 31,
 1996................... 13,944,715  139,447   123,687,929            (959,949)      122,867,427
 Subscriptions received
  for common stock
  through public
  offering and
  distribution
  reinvestment plan..... 22,248,256  222,483   222,260,077                 --        222,482,560
 Stock issuance costs...        --       --    (22,422,045)                --        (22,422,045)
 Net earnings...........        --       --            --           15,564,456        15,564,456
 Distributions declared
  ($0.74 per share).....        --       --            --          (16,854,297)      (16,854,297)
                         ---------- --------  ------------        ------------      ------------
 Balance at December 31,
  1997.................. 36,192,971 $361,930  $323,525,961        $ (2,249,790)     $321,638,101
                         ========== ========  ============        ============      ============

          See accompanying notes to consolidated financial statements.

               CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                              Year Ended December 31,
                                      -----------------------------------------
                                          1997           1996          1995
                                      -------------  ------------  ------------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows From Operating
  Activities:
 Cash received from tenants.........  $  15,440,803  $  4,543,506  $    492,488
 Cash paid for expenses.............     (1,903,876)     (928,001)     (113,384)
 Interest received..................      3,539,287     1,867,035       119,355
                                      -------------  ------------  ------------
  Net cash provided by operating
  activities........................     17,076,214     5,482,540       498,459
                                      -------------  ------------  ------------
Cash Flows From Investing
 Activities:
 Additions to land and buildings on
  operating leases..................   (143,542,667)  (36,104,148)  (18,835,969)
 Increase in net investment in
  direct financing leases...........    (39,155,974)  (13,372,621)   (1,364,960)
 Proceeds from sale of buildings and
  equipment under direct financing
  leases............................      7,251,510           --            --
 Investment in certificates of
  deposit...........................     (2,000,000)          --            --
 Investment in notes receivable.....    (12,521,401)          --            --
 Investment in mortgage notes
  receivable........................     (4,401,982)  (13,547,264)          --
 Collections on mortgage notes
  receivable........................        250,732       133,850           --
 Increase in intangibles and other
  assets............................            --     (1,103,896)     (628,142)
                                      -------------  ------------  ------------
  Net cash used in investing
  activities........................   (194,119,782)  (63,994,079)  (20,829,071)
                                      -------------  ------------  ------------
Cash Flows From Financing
 Activities:
 Reimbursement of acquisition,
  organization, deferred offering
  and stock issuance costs paid by
  related parties on behalf of the
  Company...........................     (2,857,352)     (939,798)   (2,500,056)
 Proceeds from borrowing on line of
  credit............................     19,721,804     3,666,896           --
 Payment on line of credit..........    (20,784,577)     (145,080)          --
 Contribution from minority interest
  of consolidated joint venture.....            --         97,419       200,000
 Subscriptions received from
  stockholders......................    222,482,560   100,792,991    38,454,158
 Distributions to minority
  interest..........................        (34,020)      (39,121)          --
 Distributions to stockholders......    (16,854,297)   (5,439,404)     (635,286)
 Payment of stock issuance costs....    (19,542,862)   (8,486,188)   (3,680,704)
 Other..............................         49,001       (54,533)          --
                                      -------------  ------------  ------------
  Net cash provided by financing
  activities........................    182,180,257    89,453,182    31,838,112
                                      -------------  ------------  ------------
Net Increase in Cash and Cash
 Equivalents........................      5,136,689    30,941,643    11,507,500
Cash and Cash Equivalents at
 Beginning of Year..................     42,450,088    11,508,445           945
                                      -------------  ------------  ------------
Cash and Cash Equivalents at End of
 Year...............................  $  47,586,777  $ 42,450,088  $ 11,508,445
                                      =============  ============  ============
Reconciliation of Net Earnings to
 Net Cash Provided by Operating
 Activities
Net earnings........................  $  15,564,456  $  4,745,962  $    368,779
                                      -------------  ------------  ------------
Adjustments to reconcile net
 earnings to net cash provided by
 operating activities:
 Depreciation.......................      1,784,268       511,078       100,318
 Amortization.......................         10,794        69,886         3,813
 Increase in receivables............       (905,339)     (160,984)      (44,749)
 Decrease in net investment in
  direct financing leases...........      1,130,095       259,740         1,078
 Increase in accrued rental income..     (1,350,185)     (382,934)      (39,142)
 Increase in intangibles and other
  assets............................         (6,869)       (4,293)       (8,090)
 Increase (decrease) in accounts
  payable and other accrued
  expenses..........................        153,223        (2,896)       38,461
 Increase (decrease) in due to
  related parties, excluding
  reimbursement of acquisition,
  organization, deferred offering
  and stock issuance costs paid on
  behalf of the Company.............         15,466       (30,929)       42,868
 Increase in rents paid in advance..        398,528        93,549        25,351
 Increase in deferred rental
  income............................        221,727       335,849           --
 Increase in other payables.........         28,597        18,585         9,696
 Increase in minority interest......         31,453        29,927            76
                                      -------------  ------------  ------------
  Total adjustments.................      1,511,758       736,578       129,680
                                      -------------  ------------  ------------
Net Cash Provided by Operating
 Activities.........................  $  17,076,214  $  5,482,540  $    498,459
Supplemental Schedule of Non-Cash
 Investing and Financing Activities:
Related parties paid certain
 acquisition, organization, deferred
 offering and stock issuance costs
 on behalf of the Company as
 follows:
 Acquisition costs..................  $     514,908  $    206,103  $    131,629
 Organization costs.................            --            --         20,000
 Deferred offering costs............            --        466,405           --
 Stock issuance costs...............      2,351,244       338,212     2,084,145
                                      -------------  ------------  ------------
                                      $   2,866,152  $  1,010,720  $  2,235,774
                                      =============  ============  ============

          See accompanying notes to consolidated financial statements.

               CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  Years Ended December 31, 1997, 1996 and 1995

1. Significant Accounting Policies

   Organization and Nature of Business--CNL American Properties Fund, Inc. (the "Company") was organized in Maryland on May 2, 1994, primarily for the purpose of acquiring, directly or indirectly through joint venture or co-tenancy arrangements, restaurant properties (the "Properties") to be leased on a long-term, triple-net basis to operators of certain national and regional fast-food, family-style and casual dining restaurant chains. The Company also provides financing (the "Mortgage Loans") for the purchase of buildings, generally by tenants that lease the underlying land from the Company. In addition, the Company offers furniture, fixtures and equipment financing through leases or loans ("Secured Equipment Leases") to operators of restaurant chains.

   The Company was a development stage enterprise from May 2, 1994 through June 1, 1995. Since operations had not begun, activities through June 1, 1995, were devoted to organization of the Company.

   Principles of Consolidation--The Company accounts for its 85.47% interest in CNL/Corral South Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Company's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   Real Estate and Lease Accounting--The Company records the acquisition of land, buildings and equipment at cost, including acquisition and closing costs. In addition, interest costs incurred during construction are capitalized in accordance with accounting standards. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the Property, including property taxes, insurance, maintenance and repairs. In addition, the Company offers equipment financing through leases or loans. The Property leases are accounted for using either the direct financing or the operating method. The Secured Equipment Leases are accounted for using the direct financing method. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  5). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Company's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals (including rental payments, if any, required during the construction of a Property) vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the Property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. In contrast, deferred rental income represents the aggregate amount of scheduled rental payments to date (including rental payments due during construction and prior to the Property being placed in service) in excess of income recognized on a straight-line basis over the lease term commencing on the date the Property is placed in service.

     When the Properties or equipment are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income or deferred rental income, will be removed from the accounts and any gains or losses from sales will be reflected in income. Management reviews its Properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations.

               CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARY

  Management determines whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the Property, with the carrying cost of the individual Property. If an impairment is indicated, the assets are adjusted to their fair value.

     Mortgage Loans--The Company accounts for loan origination fees and costs incurred in connection with Mortgage Loans in accordance with Statement of Financial Accounting Standards No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". This statement requires the deferral of loan origination fees and the capitalization of direct loan costs. The costs capitalized, net of the fees deferred, are amortized to interest income as an adjustment of yield over the life of the loans. The unpaid principal and accrued interest on the Mortgage Loans, plus the unamortized balance of such fees and costs are included in mortgage notes receivable (see Note 7).

     Cash and Cash Equivalents--The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks, money market funds (some of which are backed by government securities) and certificates of deposit (with maturities of three months or less when purchased). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

     Cash accounts maintained on behalf of the Company in demand deposits at commercial banks, money market funds and certificates of deposit may exceed federally insured levels; however, the Company has not experienced any losses in such accounts. The Company limits investment of temporary cash investments to financial institutions with high credit standing; therefore, management believes it is not exposed to any significant credit risk on cash and cash equivalents.

     Organization Costs--Organization costs are amortized over five years using the straight-line method and are included in intangibles and other assets. For the years ended December 31, 1997 and 1996, accumulated amortization of $10,318 and $6,318, respectively, was recorded.

     Loan Costs--Loan costs incurred in connection with the Company's $35,000,000 line of credit have been capitalized and are being amortized over the term of the loan commitment using the effective interest method. Income or expense associated with interest rate swap agreements related to the line of credit is recognized on the accrual basis as earned or incurred through an adjustment to interest expense. Loan costs are included in intangibles and other assets. As of December 31, 1997 and 1996, the Company had aggregate gross loan costs of $100,634 and $54,533, respectively. For the years ended December 31, 1997 and 1996, accumulated amortization of $61,783 and $22,034, respectively, was recorded.

     Income Taxes--The Company has made an election to be taxed as a real estate investment trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, and related regulations. The Company generally will not be subject to federal corporate income taxes on amounts distributed to stockholders, providing it distributes at least 95 percent of its REIT taxable income and meets certain other requirements for qualifying as a REIT. Accordingly, no provision for federal income taxes has been made in the accompanying consolidated financial statements. Notwithstanding the Company's qualification for taxation as a REIT, the Company is subject to certain state taxes on its income and property.

     Earnings Per Share--Basic earnings per share are calculated based upon net earnings (income available to common stockholders) divided by the weighted average number of shares of common stock outstanding during the reporting period. The Company does not have any dilutive potential common shares.

     Use of Estimates--Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

               CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARY

   Reclassification--Certain items in the prior years' financial statements have been reclassified to conform with the 1997 presentation. These reclassifications had no effect on stockholders' equity or net earnings.

   New Accounting Standards--In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share". The statement, which is effective for fiscal years ending after December 15, 1997, provides for a revised computation of earnings per share (see Earnings Per Share). Adoption of this standard had no material effect on the Company's financial position or results of operations.

   In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure". The statement, which is effective for fiscal years ending after December 15, 1997, provides for disclosure of the Company's capital structure. At this time, the Company's Board of Directors has not determined the relative rights, preferences, and privileges of each class or series of preferred stock authorized. Since the Company has not issued preferred shares, the disclosures to this standard are not applicable.

   In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income". The statement, which is effective for fiscal years beginning after December 15, 1997, requires the reporting of net earnings and all other changes to equity during the period, except those resulting from investments by owners and distributions to owners, in a separate statement that begins with net earnings. Currently, the Company's only component of comprehensive income is its net earnings. The Company does not believe that adoption of this standard will have a material effect on the Company's financial position or results of operations.

2. Public Offering

     The Company has a currently effective registration statement on Form S-11 with the Securities and Exchange Commission for the sale of 27,500,000 shares ($275,000,000) of common stock (the "1997 Offering"). Of the 27,500,000 shares of common stock, the Company has registered, 2,500,000 shares ($25,000,000) are available only to stockholders who elect to participate in the Company's reinvestment plan. The Company has adopted a reinvestment plan pursuant to which stockholders may elect to have the full amount of their cash distributions from the Company reinvested in additional shares of common stock of the Company. Prior to the 1997 Offering, the Company received proceeds from its initial offering (the "Initial Offering"), of $150,591,765 (15,059,177 shares), including $591,765 (59,177 shares) issued pursuant to the Company's reinvestment plan. As of December 31, 1997, the Company had received aggregate subscription proceeds from its Initial Offering and 1997 Offering of $361,729,709 (36,172,971 shares), including $2,464,413 (246,441 shares) issued through the reinvestment plan.

     On October 10, 1997, the Company filed a registration statement with the Securities and Exchange Commission in connection with the proposed sale by the Company of up to 34,500,000 shares of common stock (the "1998 Offering") in an offering expected to commence immediately following the completion of the Company's 1997 Offering. Of the 34,500,000 shares of common stock to be offered, 2,000,000 will be available only to stockholders purchasing shares through the reinvestment plan. The price per share and the other terms of the 1998 Offering, including the percentage of gross proceeds payable to the managing dealer for selling commissions and expenses in connection with the offering, payable to the advisor for acquisition fees and acquisition expenses and reimbursable to the advisor for offering expenses, will be the same as those for the Company's 1997 Offering. Net proceeds from the 1998 Offering will be invested in additional Properties and Mortgage Loans.

               CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARY

3. Leases

   The Company leases its land, buildings and equipment to operators of national and regional fast-food, family-style and casual dining restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases". For Property leases classified as direct financing leases, the building portions of the majority of the leases are accounted for as direct financing leases while the land portions of these leases are accounted for as operating leases. Substantially all Property leases have initial terms of 15 to 20 years (expiring between 2006 and 2017) and provide for minimum rentals. In addition, the majority of the Property leases provide for contingent rentals and/or scheduled rent increases over the terms of the leases. Each tenant also pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options for the Property leases generally allow tenants to renew the leases for two to four successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the Property at the greater of the Company's purchase price plus a specified percentage of such purchase price or fair market value after a specified portion of the lease has elapsed.

   The Secured Equipment Leases recorded as direct financing leases as of December 31, 1997 provide for minimum rentals payable monthly and have lease terms ranging from four to seven years. The Secured Equipment Leases generally include an option for the lessee to acquire the equipment at the end of the lease term for a nominal fee.

4. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1997         1996
                                                      ------------  -----------
   Land.............................................. $106,616,360  $33,850,436
   Buildings.........................................   95,518,149   24,152,610
                                                      ------------  -----------
                                                       202,134,509   58,003,046
   Less accumulated depreciation.....................   (2,395,665)    (611,396)
                                                      ------------  -----------
                                                       199,738,844   57,391,650
   Construction in progress..........................    5,599,342    2,851,496
                                                      ------------  -----------
                                                      $205,338,186  $60,243,146
                                                      ============  ===========

   Some leases provide for scheduled rent increases throughout the lease term and/or rental payments during the construction of a Property prior to the date it is placed in service. Such amounts are recognized on a straight-line basis over the terms of the leases commencing on the date the Property is placed in service. For the years ended December 31, 1997, 1996 and 1995, the Company recognized $1,941,054, $517,067 and $39,142, respectively, of such rental income.

   During 1997, the Company sold five of its Properties and the equipment relating to two Secured Equipment Leases to tenants. The Company received net proceeds of approximately $7,252,000, which were equal to the carrying value of the Properties and the net investment in the direct financing leases for the equipment at the time of the sales. As a result, no gain or loss was recognized for financial reporting purposes. The Company used the net sales proceeds relating to the sale of the equipment to repay amounts previously advanced under its line of credit (see Note 8). The Company reinvested the proceeds from the sale of Properties in additional Properties.

               CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARY

   The following is a schedule of future minimum lease payments to be received on the noncancellable operating leases at December 31, 1997:

   1998............................................................ $ 18,891,310
   1999............................................................   18,931,518
   2000............................................................   18,960,643
   2001............................................................   19,187,537
   2002............................................................   19,982,822
   Thereafter......................................................  265,518,312
                                                                    ------------
                                                                    $361,472,142
                                                                    ============

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales. These amounts also do not include minimum lease payments that will become due when Properties under development are completed (see Note 13).

5. Net Investment in Direct Financing Leases

   The following lists the components of net investment in direct financing leases at December 31:

                                                         1997          1996
                                                     ------------  ------------
   Minimum lease payments receivable................ $ 98,121,853  $ 30,162,465
   Estimated residual values........................    6,889,570     1,346,332
   Secured equipment lease interest receivable......       67,614        18,286
   Less unearned income.............................  (57,465,442)  (16,322,111)
                                                     ------------  ------------
   Net investment in direct financing leases........ $ 47,613,595  $ 15,204,972
                                                     ============  ============

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1997:

   1998.............................................................   6,820,081
   1999.............................................................   6,820,081
   2000.............................................................   6,872,134
   2001.............................................................   6,644,067
   2002.............................................................   6,546,936
   Thereafter.......................................................  64,418,554
                                                                     -----------
                                                                     $98,121,853
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 4).

6. Notes Receivable

   In October 1997, the Company entered into two promissory notes with a borrower for equipment financing, totalling $13,225,000 which are collateralized by restaurant equipment. The promissory notes bear interest at a rate of ten percent per annum and will be collected in 84 equal monthly installments totalling $219,550 beginning January 1, 1998. At December 31, 1997, the Company had advanced $12,521,400 to the

               CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARY borrower and had a remaining balance to fund of $703,600 (included in accounts payable and other accrued expenses at December 31, 1997). Notes receivable at December 31, 1997, include accrued interest of $323,044.

   Management believes that the estimated fair value of notes receivable at December 31, 1997 approximated the outstanding principal amount based on estimated current rates at which similar loans would be made to borrowers with similar credit and for similar maturities.

7. Mortgage Notes Receivable

   During 1996, in connection with the acquisition of land for 35 Pizza Hut restaurants, the Company accepted three promissory notes in the aggregate principal sum of $12,847,000, collateralized by mortgages on the buildings on the 35 Pizza Hut Properties. The promissory notes bear interest at a rate of 10.75% per annum and are being collected in 240 equal monthly installments totalling $130,426.

   During 1997, in connection with the acquisition of land for nine Pizza Hut restaurants, the Company accepted a promissory note in the principal sum of $4,200,000, collateralized by a mortgage on the buildings on the nine Pizza Hut Properties and two additional Pizza Hut buildings. The promissory note bears interest at a rate of 10.5% per annum and is being collected in 240 equal monthly installments of $41,943.

   Mortgage notes receivable consisted of the following at December 31:

                                                          1997         1996
                                                       -----------  -----------
   Outstanding principal.............................. $16,662,418  $12,713,151
   Accrued interest income............................     118,887       35,285
   Deferred financing income..........................     (85,448)     (46,268)
   Unamortized loan costs.............................     926,153      687,439
                                                       -----------  -----------
                                                       $17,622,010  $13,389,607
                                                       ===========  ===========

   Management believes that the estimated fair value of mortgage notes receivable at December 31, 1997 and 1996 approximated the outstanding principal amount based on estimated current rates at which similar loans would be made to borrowers with similar credit and for similar maturities.

8. Line of Credit

   In March 1996, the Company entered into a line of credit and security agreement with a bank, the proceeds of which were to be used by the Company to offer Secured Equipment Leases. The line of credit provided that the Company would be able to receive advances of up to $15,000,000 until March 4, 1998. Generally, all advances under the line of credit bore interest at either (i) a rate per annum equal to 215 basis points above the Reserve Adjusted LIBOR Rate (as defined in the line of credit) or (ii) a rate per annum equal to the bank's prime rate, whichever the Company selected at the time advances were made. As a condition of obtaining the line of credit, the Company agreed to grant to the bank a first security interest in the Secured Equipment Leases.

   In August 1997, the Company's $15,000,000 line of credit was amended and restated to enable the Company to receive advances on a revolving $35,000,000 uncollateralized line of credit (the "Line of Credit") to provide equipment financing, to purchase and develop Properties and to fund Mortgage Loans. The advances bear interest at a rate of LIBOR plus 1.65% or the bank's prime rate, whichever the Company selects at the time of borrowing. Interest only is repayable monthly until July 31, 1999, at which time all remaining interest and principal shall be due. The Line of Credit provides for two one-year renewal options.

               CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARY

   During the years ended December 31, 1997 and 1996, the Company obtained advances totalling $19,721,804 and $3,666,896, respectively, under the Line of Credit and made principal payments totalling $20,784,577 and $145,080, respectively. As of December 31, 1997 and 1996, $2,459,043 and $3,521,816,
respectively, of principal was outstanding relating to the Line of Credit, plus $14,430 and $13,164, respectively, of accrued interest. As of December 31, 1997, the interest rate on amounts outstanding under the Line of Credit was 7.373% (LIBOR plus 1.65%). As of December 31, 1996, the interest rate on amounts outstanding under the Line of Credit ranged from 7.71% to 7.82% (215 basis points above the Reserve Adjusted LIBOR Rate). The Company believes, based on current terms, that the carrying value of its note payable at December 31, 1997 and 1996 approximated fair value. The terms of the Line of Credit include financial covenants which provide for the maintenance of certain financial ratios. The Company was in compliance with such covenants as of December 31, 1997.

   During 1996, the Company entered into interest rate swap agreements with a commercial bank to reduce the impact of changes in interest rates on its floating rate long-term debt. The agreements effectively change the Company's interest rate exposure on notional amounts totalling approximately $2,110,000 of the outstanding floating rate notes to fixed rates ranging from 8.75% to nine percent per annum. The notional amounts of the interest rate swap agreements amortize over the period of the agreements which approximate the term of the related notes. As of December 31, 1997, the notional balance was approximately $1,750,000. The Company is exposed to credit loss in the event of nonperformance by the other party to the interest rate swap agreements; however, the Company does not anticipate nonperformance by the counterparty. Management does not believe the impact of any payments of a termination penalty, in the event the Company determines to terminate the swap agreements prior to the end of their respective terms, would be material to the Company's financial position or results of operations.

   Interest costs (including amortization of loan costs) incurred for the years ended December 31, 1997 and 1996, were $544,788 and $127,012, respectively, all of which were capitalized as part of the cost of buildings under construction. For the years ended December 31, 1997, and 1996, the Company paid interest of $502,680 and $91,757, respectively. No interest was paid during the year ended December 31, 1995.

9. Stock Issuance Costs

   The Company has incurred certain expenses in connection with the public offerings of its shares, including commissions, marketing support and due diligence expense reimbursement fees, filing fees, legal, accounting, printing and escrow fees, which have been deducted from the gross proceeds of the offerings. CNL Fund Advisors, Inc. (the "Advisor") has agreed to pay all organizational and offering expenses (excluding commissions and marketing support and due diligence expense reimbursement fees) which exceed three percent of the gross offering proceeds received from the sale of shares of the Company.

   During the years ended December 31, 1997, 1996 and 1995, the Company incurred $22,422,045, $9,216,102 and $6,423,671, respectively, in organizational and offering costs, including $17,798,605, $8,063,439 and $3,076,333, respectively, in commissions and marketing support and due diligence expense reimbursement fees (see Note 11). Of these amounts, as of December 31, 1997, 1996 and 1995, $38,041,818, $15,619,773 and $6,403,671,
respectively, have been treated as stock issuance costs and $20,000 has been treated as organization costs. The stock issuance costs have been charged to stockholders' equity subject to the three percent cap described above.

               CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARY

10. Distributions

   For the years ended December 31, 1997, 1996 and 1995, 93.33%, 90.25% and 59.82%, respectively, of the distributions received by stockholders were considered to be ordinary income and 6.67%, 9.75% and 40.18%, respectively, were considered a return of capital for federal income tax purposes. No amounts distributed to stockholders for the years ended December 31, 1997, 1996 and 1995 are required to be or have been treated by the Company as a return of capital for purposes of calculating the stockholders' return on their invested capital.

11. Related Party Transactions

   Certain directors and officers of the Company hold similar positions with the Advisor and the managing dealer of the Company's common stock offerings, CNL Securities Corp.

   CNL Securities Corp. is entitled to receive selling commissions amounting to 7.5% of the total amount raised from the sale of shares for services in connection with the offering of shares, a substantial portion of which has been or will be paid as commissions to other broker dealers. During the years ended December 31, 1997, 1996 and 1995, the Company incurred $16,686,192, $7,559,474 and $2,884,062, respectively, of such fees, of which approximately $15,563,500, $7,059,000 and $2,682,000, respectively, were or will be paid by CNL Securities Corp. as commissions to other broker-dealers.

   In addition, CNL Securities Corp. is entitled to receive a marketing support and due diligence expense reimbursement fee equal to 0.5% of the total amount raised from the sale of shares, a portion of which may be reallowed to other broker-dealers. During the years ended December 31, 1997, 1996 and 1995, the Company incurred $1,112,413, $503,965 and $192,271, respectively, of such fees, the majority of which were reallowed to other broker-dealers and from which all bona fide due diligence expenses were paid.

   CNL Securities Corp. will also receive, in connection with each common stock offering, a soliciting dealer servicing fee payable annually by the Company beginning on December 31 of the year following the year in which the offering terminates in the amount of 0.20% of the stockholders' investment in the Company. CNL Securities Corp. in turn may reallow all or a portion of such fee to soliciting dealers whose clients purchased shares in such offering held shares on such date. As of December 31, 1997, no such fees had been incurred.

   The Advisor is entitled to receive acquisition fees for services in identifying the Properties and structuring the terms of the acquisition and leases of the Properties and structuring the terms of the Mortgage Loans equal to 4.5% of the total amount raised from the sale of shares. During the years ended December 31, 1997, 1996 and 1995, the Company incurred $10,011,715, $4,535,685 and $1,730,437, respectively, of such fees. Such fees are included in land and buildings on operating leases, net investment in direct financing leases, mortgage notes receivable and other assets.

   In connection with the acquisition of Properties that are being or have been constructed or renovated by affiliates, subject to approval by the Company's Board of Directors, the Company may incur development/ construction management fees, payable to affiliates of the Company. Such fees are included in the purchase price of the Properties and are therefore included in the basis on which the Company charges rent on the Properties. During the years ended December 31, 1997 and 1996, the Company incurred $369,570 and $159,350, respectively, of such amounts relating to six and three Properties, respectively. No such amounts were incurred for the year ended December 31, 1995.

   For negotiating Secured Equipment Leases and supervising the Secured Equipment Lease program, the Advisor is entitled to receive a one-time secured equipment lease servicing fee of two percent of the purchase price of the equipment that is the subject of a Secured Equipment Lease. During the years ended December 31,

               CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARY

1997 and 1996, the Company incurred $366,865 and $70,070, respectively, in Secured Equipment Lease servicing fees. No such amounts were incurred for the year ended December 31, 1995.

   The Company and the Advisor have entered into an advisory agreement pursuant to which the Advisor will receive a monthly asset and mortgage management fee of one-twelfth of 0.60% of the Company's real estate asset value and the outstanding principal balance of the Mortgage Loans as of the end of the proceeding month. The management fee, which will not exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of the Advisor. All or any portion of the management fee not taken as to any fiscal year shall be deferred without interest and may be taken in such other fiscal year as the Advisor shall determine. During the years ended December 31, 1997, 1996 and 1995, the Company incurred $881,668, $278,902 and $27,950 respectively, of such fees, $76,789, $27,702 and $4,872, respectively, of which has been capitalized as part of the cost of buildings for Properties that have been or are being constructed.

   Prior to such time, if any, as shares of the Company's common stock are listed on a national securities exchange or over-the-counter market, the Advisor is entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more Properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Advisor provides a substantial amount of services in connection with the sale. However, if the sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The real estate disposition fee is payable only after the stockholders receive distributions equal to the sum of an annual, aggregate, cumulative, noncompounded eight percent return on their invested capital ("Stockholders' 8% Return") plus their aggregate invested capital. No deferred, subordinated real estate disposition fees have been incurred to date.

   A subordinated share of net sales proceeds will be paid to the Advisor upon the sale of Company assets in an amount equal to ten percent of net sales proceeds. However, if net sales proceeds are reinvested in replacement properties or replacement Secured Equipment Leases, no such share of net sales proceeds will be paid to the Advisor until such replacement property or Secured Equipment Lease is sold. This amount will be paid only after the stockholders receive distributions equal to the sum of the stockholders' aggregate invested capital and the Stockholders' 8% Return. As of December 31, 1997, no such payments have been made to the Advisor.

   The Advisor and its affiliates provide accounting and administrative services to the Company on a day-to-day basis as well as services in connection with the offering of shares. For the years ended December 31, 1997, 1996 and 1995, expenses incurred for these services were classified as follows:

                                                   1997       1996      1995
                                                ---------- ---------- --------
   Stock issuance costs........................ $1,676,226 $  769,225 $714,674
   General operating and administrative
    expenses...................................    556,240    334,603   68,016
                                                ---------- ---------- --------
                                                $2,232,466 $1,103,828 $782,690
                                                ========== ========== ========

   During the years ended December 31, 1997, 1996 and 1995, the Company acquired five, four and nine Properties, respectively, for approximately $5,450,000, $2,610,000 and $6,621,000, respectively, from affiliates of the Company. The affiliates had purchased and temporarily held title to these Properties in order to facilitate the acquisition of the Properties by the Company. Each Property was acquired at a cost no greater than the lesser of the cost of the Property to the affiliate, including carrying costs, or the Property's appraised value.

               CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARY

   The due to related parties consisted of the following at December 31:

                                                              1997      1996
                                                           ---------- --------
   Due to the Advisor:
     Expenditures incurred on behalf of the Company and
      accounting and administrative services.............. $  126,205 $199,068
     Acquisition fee......................................    386,972  383,210
                                                           ---------- --------
                                                              513,177  582,278
                                                           ---------- --------
   Due to CNL Securities Corp.:
     Commissions..........................................    940,520  372,227
     Marketing support and due diligence expense
      reimbursement fees..................................     63,097   42,579
                                                           ---------- --------
                                                            1,003,617  414,806
                                                           ---------- --------
   Due to other affiliates................................      7,500      --
                                                           ---------- --------
                                                           $1,524,294 $997,084
                                                           ========== ========

12. Concentration of Credit Risk

   The following schedule presents rental, earned and interest income from individual lessees or borrowers, or affiliated groups of lessees or borrowers, each representing more than ten percent of the Company's total rental, earned income and interest income from its Properties, Mortgage Loans and Secured Equipment Leases for at least one of the years ended December 31:

                                                    1997       1996      1995
                                                 ---------- ---------- --------
   Castle Hill Holdings V, L.L.C.,
    Castle Hill Holdings VI, L.L.C. and
    Castle Hill Holdings VII, L.L.C............. $2,636,004 $1,699,986 $    --
   Foodmaker, Inc...............................  1,980,338    346,179   66,813
   Houlihan's Restaurants, Inc..................  1,847,574        --       --
   DenAmerica Corp..............................  1,120,534    420,810   66,595
   Golden Corral Corporation....................  1,064,801    577,003  212,406
   Northstar Restaurants, Inc...................    328,914    329,117   73,219
   Roasters Corp................................     47,264    187,609   82,136

   In addition, the following schedule presents total rental, earned, and interest income from individual restaurant chains, each representing more than ten percent of the Company's total rental, earned income and interest income from its Properties, Mortgage Loans and Secured Equipment Leases and financing for at least one of the years ended December 31:

                                                   1997       1996      1995
                                                ---------- ---------- --------
   Pizza Hut................................... $2,636,004 $1,699,986 $    --
   Golden Corral Family Steakhouse
    Restaurants................................  2,531,941  1,459,349  212,406
   Boston Market...............................  2,338,949    547,590   73,219
   Jack in the Box.............................  1,980,338    346,179   66,813
   Denny's.....................................    931,752    420,810   66,595
   Kenny Rogers' Roasters......................     47,264    187,609   82,136

               CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARY

   Although the Company's Properties are geographically diverse throughout the United States and the Company's lessees and borrowers operate a variety of restaurant concepts, failure of any one of these restaurant chains or any one of these lessees or borrowers that contributes more than ten percent of the Company's rental, earned income and interest income could significantly impact the results of operations of the Company. However, management believes that the risk of such a default is reduced due to the essential or important nature of these Properties for the on-going operations of the lessees and borrowers.

13. Commitments

   The Company has entered into various development agreements with tenants which provide terms and specifications for the construction of buildings the tenants have agreed to lease. The agreements provide a maximum amount of development costs (including the purchase price of the land and closing costs) to be paid by the Company. The aggregate maximum development costs the Company has agreed to pay are approximately $14,495,000, of which approximately $10,202,000 in land and other costs had been incurred as of December 31, 1997. The buildings currently under construction are expected to be operational by June 1998. In connection with the purchase of each Property, the Company, as lessor, entered into a long-term lease agreement. The general terms of the lease agreements are substantially the same as those described in Note 3.

14. Subsequent Events

   During the period January 1, 1998 through January 22, 1998, the Company received subscription proceeds for an additional 1,231,779 shares ($12,317,791) of common stock.

   On January 1, 1998, the Company declared distributions of $2,299,701 or $.06354 per share of common stock, payable on March 23, 1998, to stockholders of record on January 1, 1998.

   During the period January 1, 1998 through January 22, 1998, the Company acquired two Properties (both on which restaurants are being constructed) for cash at a total cost of approximately $1,067,000. The buildings under construction are expected to be operational by July 1998. In connection with the purchase of each Property, the Company as lessor, has entered into a long-term, triple-net lease agreement.

                            CNL FUND ADVISORS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditor's Report.............................................. F-33

Financial Statements
  Consolidated Balance Sheet--As of June 30, 1998......................... F-34
  Consolidated Statement of Income--For the Year Ended June 30, 1998...... F-35
  Consolidated Statement of Stockholders' Equity--For the Year ended June
   30, 1998............................................................... F-36
  Notes to Consolidated Financial Statements--For the Year ended June 30,
   1998................................................................... F-38

                          INDEPENDENT AUDITOR'S REPORT

To the Stockholders
CNL Fund Advisors, Inc.
Orlando, Florida

   We have audited the accompanying consolidated balance sheet of CNL Fund Advisors, Inc. and Subsidiary as of June 30, 1998, and the related consolidated statement of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of CNL Fund Advisors, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CNL Fund Advisors, Inc. and Subsidiary as of June 30, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/ McDirmit, Davis, Lauteria, Puckett,
Vogel & Company, P.A.

October 27, 1998,
except for Note 4, as to which
the date is December 31, 1998

                     CNL FUND ADVISORS, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEET

                                 June 30, 1998

                               ASSETS
Current Assets:
  Cash and cash equivalents......................................... $  254,569
  Accounts receivable--Related parties..............................  6,031,010
  Notes receivable..................................................    340,000
                                                                     ----------
      Total current assets..........................................  6,625,579
Investments and Other Assets........................................    227,454
Office Furnishings and Equipment....................................    173,553
                                                                     ----------
                                                                     $7,026,586
                                                                     ==========
                LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable.................................................. $1,247,197
  Dividends payable.................................................  2,220,000
  Current portion of notes payable--Related party...................     67,620
                                                                     ----------
      Total current liabilities.....................................  3,534,817
Long-Term Indebtedness:
  Notes payable--Related party......................................    145,927
Amounts Due Under Deferred Agreements...............................     27,454
                                                                     ----------
      Total liabilities and deferred expenses.......................  3,708,198
                                                                     ----------
Stockholders' Equity:
  Capital Stock:
    Class A Common Stock--Authorized 10,000 shares; par value $1.00
     per share; issued and outstanding 6,400........................      6,400
    Class B Common Stock--Authorized 5,000 shares; par value $1.00
     per share; issued and outstanding 3,400 shares                       3,400
  Additional paid-in capital........................................  3,308,575
  Retained earnings.................................................         13
                                                                     ----------
      Total stockholders' equity....................................  3,318,388
                                                                     ----------
                                                                     $7,026,586
                                                                     ==========

  The Notes to Consolidated Financial Statements are an integral part of this statement.

                     CNL FUND ADVISORS, INC. AND SUBSIDIARY

                        CONSOLIDATED STATEMENT OF INCOME

                            Year Ended June 30, 1998

Revenues:
  Fees............................................................ $19,954,188
  Other income....................................................     227,597
                                                                   -----------
    Total revenues................................................  20,181,785
                                                                   -----------
Expenses:
  Salaries........................................................   3,698,192
  General and administrative......................................   4,069,811
                                                                   -----------
    Total expenses................................................   7,768,003
                                                                   -----------
Income Before Provision for Income Taxes and Cumulative Effect of
 a Change in Accounting for Start-up Costs........................  12,413,782
Provision for Income Taxes........................................   4,903,444
                                                                   -----------
Net Income Before Cumulative Effect of a Change in Accounting for
 Start-up Costs...................................................   7,510,338
Cumulative Effect of a Change in Accounting for Start-up Costs,
 Net of Income Taxes of $24,617...................................      39,237
                                                                   -----------
Net Income........................................................ $ 7,471,101
                                                                   ===========


  The Notes to Consolidated Financial Statements are an integral part of this statement.

                     CNL FUND ADVISORS, INC. AND SUBSIDIARY

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                            Year Ended June 30, 1998

                           Class A Class B Additional
                           Common  Common   Paid-In     Retained
                            Stock   Stock   Capital     Earnings      Total
                           ------- ------- ----------  ----------  -----------
Balance, June 30, 1997.... $1,000  $  --   $1,914,915  $  960,478  $ 2,876,393
 Net income for the year
  ended June 30, 1998.....    --      --          --    7,471,101    7,471,101
 Dividends to parent......    --      --          --   (8,431,566)  (8,431,566)
 Stock split (Note 2).....  5,400     --       (5,400)        --           --
 Issuance of common
  stock--Class B
  (Note 1)................          3,400     336,600         --       340,000
 Contributions to
  capital.................    --      --    1,062,460         --     1,062,460
                           ------  ------  ----------  ----------  -----------
Balance, June 30, 1998.... $6,400  $3,400  $3,308,575  $       13  $ 3,318,388
                           ======  ======  ==========  ==========  ===========



  The Notes to Consolidated Financial Statements are an integral part of this statement.

                     CNL FUND ADVISORS, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                            Year Ended June 30, 1998

Increase (Decrease) in Cash and Cash Equivalents:
  Cash Flows From Operating Activities:
    Cash collected from customers................................. $18,419,269
    Cash paid to employees and other operating cash payments......  (6,608,547)
    Income tax paid...............................................  (5,826,285)
    Interest paid.................................................    (219,022)
                                                                   -----------
      Net cash provided by operating activities...................   5,419,269
                                                                   -----------
Cash Flows From Investing Activities:
  Purchase of office furnishings and equipment....................    (129,134)
                                                                   -----------
      Net cash used in investing activities.......................    (129,134)
                                                                   -----------
Cash Flows From Financing Activities:
  Net proceeds from borrowings....................................      84,400
  Contributions to capital........................................   1,062,460
  Dividends paid to parent........................................  (6,211,566)
                                                                   -----------
      Net cash used in financing activities.......................  (5,064,706)
                                                                   -----------
Net Increase in Cash and Cash Equivalents.........................     225,429
Cash and Cash Equivalents at Beginning of Fiscal Year.............      29,140
                                                                   -----------
Cash and Cash Equivalents at End of Fiscal Year................... $   254,569
                                                                   ===========
Reconciliation of Net Income to Net Cash Provided by Operating
 Activities:
  Net income per statement of income.............................. $ 7,471,101
  Add item not requiring (providing) cash:
    Depreciation..................................................      63,319
    Change in accounting for start-up costs.......................      39,237
                                                                   -----------
      Total.......................................................   7,573,657
  Adjustments to reconcile net income to net cash provided by operating activities:
    Increase in accounts receivable...............................  (2,108,662)
    Decrease in income tax payable................................    (922,841)
    Increase in accounts payable..................................     849,661
    Increase in amount due under deferred compensation
     agreements...................................................      27,454
                                                                   -----------
      Net cash provided by operating activities................... $ 5,419,269
                                                                   ===========
Supplemental Disclosure of Non-Cash Financing Activity:
  Notes receivable from issuance of class B common stock.......... $   340,000
                                                                   ===========
  Dividends declared and unpaid................................... $ 2,220,000
                                                                   ===========

  The Notes to Consolidated Financial Statements are an integral part of this statement.

                     CNL FUND ADVISORS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            Year Ended June 30, 1998

Note 1--Summary of Significant Accounting Policies

   CNL Fund Advisors, Inc.'s (the "Company") accounting policies are in conformity with generally accepted accounting principles.

   Organization--The Company was organized under the laws of the State of Florida, as a wholly owned subsidiary of CNL Group, Inc. All outstanding shares of class A common stock are owned by CNL Group, Inc.

   In June, 1998 the Company acquired the stock of CNL Restaurant Development Company ("CRD") (a wholly owned subsidiary of CNL Group, Inc.) by exchanging shares of common stock. CRD became a wholly owned subsidiary of the Company. Accordingly, the Company's consolidated financial statements have been restated to include the accounts and operations of CRD for all periods presented.

   Effective July 1, 1997, the Company acquired CNL Growth Fund Advisors, Inc. (a wholly owned subsidiary of CNL Group, Inc.) by exchanging shares of common stock. The Company has accounted for the merger in a manner similar to the pooling-of-interests method. Accordingly, the Company's consolidated financial statements have been restated to include the accounts and operations of CNL Growth Fund Advisors, Inc. for all periods prior to the merger.

   On June 30, 1998, the Company amended its Articles of Incorporation to authorize 10,000 shares of Class A common stock and 5,000 shares of Class B common stock. The Class B common shares are generally deemed to be, on a share-for-share basis, equivalent to one-tenth of a share of the Company's common shares with regard to voting rights, dividends and liquidation distributions. On June 30, 1998, the Company issued 3,400 Class B common shares in exchange for notes receivable of $340,000.

   Basis of Presentation--The accompanying consolidated financial statements include the accounts of the Company and CRD, its wholly owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

   Fair Value of Financial Instruments--The carrying amounts of cash, accounts receivable, notes receivable and accounts payable approximate fair value because of the short maturity of these items. The carrying amounts of notes payable--related party approximate fair value because the interest rates on these instruments change with market interest rates.

   Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents--For purposes of the statement of cash flows, cash and cash equivalents include cash and cash invested in liquid instruments with an original maturity date of three months or less.

   Accounts Receivable--The Company provides an allowance for doubtful accounts when necessary. However, in the opinion of management, at June 30, 1998, all accounts were considered collectible and no allowance was necessary.

   Office Furnishings and Equipment--Office furnishings and equipment are stated at cost and are depreciated primarily using the double-declining balance method over their estimated useful lives of five to

                     CNL FUND ADVISORS, INC. AND SUBSIDIARY
seven years. Major renewals and betterments are capitalized; replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed as incurred. When office furnishings and equipment are sold or disposed of, the asset account and related accumulated depreciation account are relieved, and any resulting gain or loss is included in income.

   Income Taxes--The Company follows the consolidation policies of its parent company, CNL Group, Inc. in paying its portion of the consolidated Federal and State income taxes, if any, to the parent company.

   The Company is reporting on the accrual basis of accounting for both financial statement and income tax reporting purposes.

   The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company considers all expected future events other than enactments of changes in the tax law or rates. Changes in tax laws or rates will be recognized in the future years in which they occur. For the year ended June 30, 1998, deferred taxes were immaterial.

   Amount Due Under Deferred Compensation Agreements--The Company is included with its parent company's deferred compensation agreements. The parent company has entered into nonqualified deferred compensation agreements with certain key employees. The agreements provide for employee contributions under a salary reduction plan. Upon retirement, the Company is liable for the employee contribution and earnings per the employees directed investments. To fund this future liability, the parent company has acquired life insurance contracts. The Company anticipates that the death benefit and/or cash value will be available as the liability comes due.

Note 2--Capital Stock

   On June 30, 1998, the Company's board of directors approved a 6.4-for-1 split of the Class A common stock. As a result, 5,400 shares were issued and additional paid-in capital was reduced by $5,400. The par value of the shares remained unchanged.

Note 3--Change in Method of Accounting

   During the year ended June 30, 1998, the Company adopted Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities". This statement requires all start-up activities and organizational costs to be expensed as incurred. This resulted in a write-off of $63,854 of capitalized costs, net of tax of $24,617, during the year ended June 30, 1998.

Note 4--Notes Receivable

   The amount due is represented by promissory notes from employees. The notes carry interest at 7.5% and are collateralized by class B common shares. The notes were collected in full on December 31, 1998.

                     CNL FUND ADVISORS, INC. AND SUBSIDIARY

Note 5--Investments and Other Assets

   At June 30, 1998, investments and other assets consist of the following:

   Common stock--CNL American Properties Fund, Inc. carried at cost which approximates fair market value............................ $200,000
   Cash surrender value of life insurance...........................   27,454
                                                                     --------
     Total.......................................................... $227,454
                                                                     ========

Note 6--Office Furnishings and Equipment

   Office furnishings and equipment is summarized as follows:

   Office furnishing and equipment................................... $ 355,036
   Less: Accumulated depreciation....................................  (181,483)
                                                                      ---------
     Total........................................................... $ 173,553
                                                                      =========

   Depreciation expense amounted to $63,319 for the year ended June 30, 1998.

Note 7--Income Taxes

   Income taxes are summarized as follows:

   Balance, Beginning of Year..................................... $  947,458
   Provision for income taxes.....................................  4,903,444
   Income tax relating to cumulative effect of change in
    accounting for start-up costs.................................    (24,617)
                                                                   ----------
     Total........................................................  5,826,285
   Less: Payments to parent company...............................  5,826,285
                                                                   ----------
     Balance, End of Year......................................... $      --
                                                                   ==========

Note 8--Related Party Transactions

   Certain directors and officers of the Company are also directors and officers of certain real estate investment trusts ("REITs") and investment partnerships.

   The Company provides site selection and property acquisition services to the various related partnerships and CNL American Properties Fund, Inc. ("APF"), an unlisted REIT. For the year ended June 30, 1998, the Company earned acquisition fees in the amount of $13,888,823.

   The Company also provides property management and advisory services to certain related partnerships and APF. For the year ended June 30, 1998, the Company earned management and advisory fees in the amount of $2,278,569.

   The Company also provides development services to CNL Restaurant Services, Inc., a related company. For the year ended June 30, 1998 the Company earned development fees of $822,987.

   The Company also receives an origination fee from CNL Financial Services, Inc. ("CFS"), a majority-owned subsidiary of CNL Group, Inc. (See Note 1), for services rendered in connection with loans originated and serviced by CFS. In addition, the Company pays CFS for providing credit underwriting services on its

                     CNL FUND ADVISORS, INC. AND SUBSIDIARY
behalf. For the year ended June 30, 1998, the Company earned origination fees of $1,695,452 and paid expenses of $304,190 related to credit underwriting services.

   During the year ended June 30, 1998, certain affiliated entities provided accounting and administrative services to the Company. The Company incurred costs of $58,943, for such services.

   Account receivable--related parties represent amounts due from related partnerships, corporations and real estate investment trusts for services rendered, expenses paid on behalf of, and loans advanced to the various entities. Interest income earned on amounts advanced during the year ended June 30, 1998 amounted to $212,326.

   Notes Payable--See Note 11

Note 9--Concentration of Credit Risk

   Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash equivalents and accounts receivable.

   The Company maintains cash balances at financial institutions and invests in unsecured money market funds. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. At June 30, 1998, uninsured cash deposits and cash invested in money market funds totaled $153,644.

   Concentrations of credit risk with respect to accounts receivable relates to the Company's business activity being primarily within the real estate industry. The Company limits its credit risk by the dispersion of activity across many geographic areas throughout the United States.

Note 10--Profit Sharing Plan

   The Company is included with its parent company's defined contribution profit sharing plan. This plan qualifies under Section 401(a) and 501(a) of the Internal Revenue Code of 1974 (ERISA) and is not subject to minimum funding requirements. The plan covers all eligible employees of the Company and its subsidiaries upon completion of one year of service. The plan provides for employee contributions under a salary reduction plan, section 401(k). The employees may elect to contribute from 1% to 15% of salary to a maximum under IRS regulations. The Company is required to match 50% of the employee contribution to a maximum of 3% of salary. For the year ended June 30, 1998, the Company's contribution, including administration costs, amounted to $54,208.

                     CNL FUND ADVISORS, INC. AND SUBSIDIARY

Note 11--Notes Payable--Related Party

   The Company was allocated a portion of various notes of its parent company for the acquisition of certain office furniture and equipment used by the Company. The notes carry interest at prime plus one-quarter to one-half percent. The aggregate maturities of the allocated indebtedness to the Company's parent at June 30, 1998 is as follows:

   Year Ending June 30,
     1999.............................................................. $ 67,620
     2000..............................................................   57,830
     2001..............................................................   39,279
     2002..............................................................   30,075
     2003..............................................................   18,743
                                                                        --------
       Total........................................................... $213,547
                                                                        ========

   Interest expense amounted to $219,022 for the year ended June 30, 1998.

Note 12--Dividends

   During the year ended June 30, 1998, the Company declared dividends to the parent company of $8,431,566 of which $6,211,566 were paid. As of June 30, 1998, dividends of $2,220,000 were declared by the Board of Directors for shareholders of record on June 29, 1998, payable prior to September 1, 1998.

                   CNL FINANCIAL CORPORATION AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants........................ F-44

Financial Statements
  Consolidated Balance Sheets--As of June 30, 1997 and 1998............... F-45
  Consolidated Statements of Operations--For the Years ended June 30, 1997 and 1998............................................................... F-46
  Consolidated Statements of Stockholders' Equity--For the Years ended
   June 30, 1997 and 1998................................................. F-47
  Consolidated Statements of Cash Flows--For the Years ended June 30, 1997 and 1998............................................................... F-48
  Notes to Consolidated Financial Statements--For the Years ended June 30,
   1997 and 1998.......................................................... F-49

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
CNL Financial Corporation:

   We have audited the accompanying consolidated balance sheets of CNL Financial Corporation (a Florida corporation) and subsidiaries as of June 30, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended, and for the period from inception (October 9, 1995) through June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Financial Corporation and subsidiaries as of June 30, 1998 and 1997, and the results of their operations and their cash flows for the years then ended, and for the period from inception (October 9, 1995) through June 30, 1996, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Orlando, Florida,
September 4, 1998

                   CNL FINANCIAL CORPORATION AND SUBSIDIARIES

              CONSOLIDATED BALANCE SHEETS--JUNE 30, 1998 and 1997

                                                         1998          1997
                                                     ------------  ------------
                       ASSETS
CASH AND CASH EQUIVALENTS........................... $  1,808,758  $    567,534
RESTRICTED CASH.....................................   10,103,916     3,285,313
NOTES RECEIVABLE....................................  374,482,298   140,781,095
LOAN COSTS, less accumulated amortization of
 $699,735 and $60,122 in 1998 and 1997,
 respectively.......................................    3,905,133     1,425,802
OTHER ASSETS........................................    1,298,434       251,803
DEFERRED TAXES......................................      233,860           --
                                                     ------------  ------------
                                                     $391,832,399  $146,311,547
                                                     ============  ============
        LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Accounts payable and accrued expenses............. $  1,836,818  $  1,122,160
  Accrued interest..................................      993,564       593,876
  Deferred taxes....................................       48,602           --
  Notes payable.....................................  358,265,820   140,450,990
  Notes payable to related parties..................   24,290,775     3,854,641
  Due to related party..............................    2,600,458       132,526
  Income tax payable................................       72,009        20,583
  Other liabilities.................................          --          5,000
                                                     ------------  ------------
    Total liabilities...............................  388,108,046   146,179,776
                                                     ============  ============
COMMITMENTS (Note 8)
STOCKHOLDERS' EQUITY
  Common stock, $1 par; 1,000 shares authorized, 200
   and 100 shares issued and outstanding in 1998 and
   1997, respectively ..............................          200           100
  Additional paid-in capital........................    3,887,497           --
  Retained (deficit) earnings.......................     (163,344)      131,671
                                                     ------------  ------------
    Total stockholders' equity......................    3,724,353       131,771
                                                     ------------  ------------
                                                     $391,832,399  $146,311,547
                                                     ============  ============


   The accompanying notes are an integral part of these consolidated balance sheets.

                   CNL FINANCIAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

  For The Years Ended June 30, 1998 and 1997 and For The Period From Inception
                    (October 9, 1995) Through June 30, 1996

                                                                  Period from
                                                                   Inception
                                                                  (October 9,
                                                                 1995) through
                                            1998         1997    June 30, 1996
                                         -----------  ---------- --------------
INTEREST INCOME......................... $20,324,223  $3,346,226    $52,063
                                         -----------  ----------    -------
EXPENSES:
  Interest and loan cost amortization...  17,452,876   2,875,881     43,251
  Servicing and administrative fees
   (Note 6).............................   1,089,516     205,837      3,543
  Management fees (Note 6)..............   1,155,523         --         --
  General and administrative............      19,740      54,004        956
  Other amortization....................      17,891       8,641        --
  Professional services.................     616,867       6,978        --
  Other expenses........................     361,249       5,130        --
                                         -----------  ----------    -------
    Total expenses......................  20,713,662   3,156,471     47,750
                                         -----------  ----------    -------
(LOSS) INCOME BEFORE INCOME TAXES.......    (389,439)    189,755      4,313
(BENEFIT) PROVISION FOR INCOME TAXES....     (94,504)     61,066      1,331
                                         -----------  ----------    -------
NET (LOSS) INCOME....................... $  (294,935) $  128,689    $ 2,982
                                         ===========  ==========    =======


 The accompanying notes are an integral part of these consolidated statements.

                   CNL FINANCIAL CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

  For The Years Ended June 30, 1998 and 1997 and For The Period From Inception
                    (October 9, 1995) Through June 30, 1996

                                              Additional Retained
                              Number of  Par   Paid-in   Earnings/
                               Shares   Value  Capital   (Deficit)    Total
                              --------- ----- ---------- ---------  ----------
BALANCE, October 9, 1995.....    --     $--   $      --  $     --   $      --
  Issuance of common stock...    100     100         --        --          100
  Net income.................    --      --          --      2,982       2,982
                                 ---    ----  ---------- ---------  ----------
BALANCE, June 30, 1996.......    100     100         --      2,982       3,082
  Net income.................    --      --          --    128,689     128,689
                                 ---    ----  ---------- ---------  ----------
BALANCE, June 30, 1997.......    100     100         --    131,671     131,771
  Stock split................     80      80         --        (80)        --
  Issuance of common stock,
   net of
   issuance costs............     20      20   3,887,497       --    3,887,517
  Net loss...................    --      --          --   (294,935)   (294,935)
                                 ---    ----  ---------- ---------  ----------
BALANCE, June 30, 1998.......    200    $200  $3,887,497 $(163,344) $3,724,353
                                 ===    ====  ========== =========  ==========


 The accompanying notes are an integral part of these consolidated statements.

                   CNL FINANCIAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

 For The Years Ended June 30, 1998 and 1997, and For The Period From Inception
                    (October 9, 1995) Through June 30, 1996

                                                                  Period from
                                                                   Inception
                                                                  (October 9,
                                                                 1995) through
                                       1998           1997       June 30, 1996
                                   -------------  -------------  --------------
Cash Flows From Operating
 Activities:
 Cash received from borrowers..... $  19,571,856  $   2,691,198   $    40,243
 Cash paid for expenses other
  than interest...................    (1,776,395)      (270,333)          (60)
 Interest paid on notes payable...   (15,881,209)    (2,069,137)      (13,218)
 Taxes paid.......................       (39,327)       (41,814)          --
 Other interest received..........       185,794         28,606           342
 Fees collected and not remitted
  to related party................       513,712        (76,623)          --
                                   -------------  -------------   -----------
     Net cash provided by
      operating activities........     2,574,431        261,897        27,307
                                   -------------  -------------   -----------
Cash Flows From Investing
 Activities:
 Investment in notes receivable...  (248,861,590)  (138,368,232)   (6,000,000)
 Collections on notes
  receivable......................    15,707,935      4,216,313           --
 Increase in restricted cash......    (6,818,603)    (3,285,313)          --
 Payment of note costs............           --         (73,483)          --
 Payment of organization costs....       (45,517)       (60,754)       (3,179)
 Fee collected and not remitted
  to related party................                                    115,295
                                   -------------  -------------   -----------
     Net cash used in investing
      activities.................. (240,017,775)  (137,571,469)   (5,887,884)
                                   =============  =============   ===========
Cash Flows From Financing
 Activities:
 Proceeds from borrowing on notes
  payable.........................   230,275,399    219,208,505     6,000,000
 Proceeds from borrowing on note
  payable to related party........    20,021,938      3,800,000           --
 Repayments on notes payable......   (12,460,567)   (84,757,515)          --
 Payment of loan costs............    (3,134,657)      (544,861)        3,179
 Contributions from
  stockholders....................     3,887,517            --            100
 Proceeds from related party......        94,938         28,275           --
     Net cash provided by
      financing activities........   238,684,568    137,734,404     6,003,279
Net Increase in Cash and Cash
 Equivalents......................     1,241,224        424,832       142,702
Cash and Cash Equivalents,
 beginning of period..............       567,534        142,702           --
                                   -------------  -------------   -----------
Cash and Cash Equivalents, end of
 period........................... $   1,808,758  $     567,534   $   142,702
                                   =============  =============   ===========
Reconciliation of Net (Loss)
 Income to Net Cash Provided by
 Operating Activities:
 Net (loss) income................ $    (294,935) $     128,689   $     2,982
                                   -------------  -------------   -----------
 Adjustments to reconcile net
  (loss) income to net cash
  provided by
  operating activities--
   Amortization of note costs
    included in interest income...           --           2,273           --
   Amortization of loan costs
    included in interest expense..       639,613         60,019           103
   Other amortization.............        17,891          5,990           284
   Provision for deferred taxes...      (185,258)           --            --
   Increase in other assets.......       (96,113)       (10,996)          --
   Increase in accrued interest
    income included in notes
    receivable....................      (547,551)      (617,698)      (11,478)
   Increase in due to related
    party.........................     2,117,991         44,748           690
   Increase in accounts payable,
    accrued expenses and income
    tax payable...................       108,908         84,640         5,082
   Increase in accrued interest
    included in notes payable to
    related parties...............       414,196            --            --
   Increase in accrued interest...       399,689        564,232        29,644
                                   -------------  -------------   -----------
     Total adjustments............     2,869,366        133,208        24,325
                                   -------------  -------------   -----------
     Net cash provided by
      operating activities........ $   2,574,431  $     261,897   $    27,307
                                   =============  =============   ===========

 The accompanying notes are an integral part of these consolidated statements.

                   CNL FINANCIAL CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies

 Organization and Nature of Business

   CNL Lending Corporation, a Florida C corporation, was organized on October 9, 1995, and on December 15, 1995, its name was changed to CNL Financial Corporation (CFC). CFC owns, directly or indirectly, 100 percent of the common stock, membership units or partnership interests of CNL Financial I, Inc. (Fin
I), CNL Financial II, Inc., CNL Financial III, LLC (Fin III), CNL Financial III, SPC, Inc., CNL Funding Corporation, CNL Financial LP Holding Corp., CNL Financial IV, Inc. and CNL Financial IV, LP (Fin IV) (collectively, the Subsidiaries).

   CFC, through the Subsidiaries, is primarily engaged in making loans to restaurant franchisors and franchisees operating in national and regional fast-food, family-style and casual dining restaurant chains.

   During fiscal 1998, the Company sold 20 shares of common stock for approximately $3,887,000, net of issuance costs of $112,484, to Five Arrows Realty Securities LLC (Five Arrows).

 Principles of Consolidation

   The consolidated financial statements include the accounts of CFC and its subsidiaries (collectively, the Company). All significant intercompany amounts have been eliminated.

 Cash and Cash Equivalents

   The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks. Cash equivalents are stated at cost, which approximates market value.

   Cash accounts maintained on behalf of the Company in demand deposits at commercial banks may exceed federally insured levels; however, the Company has not experienced any losses in such accounts. The Company limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

 Restricted Cash

   Restricted cash consists of cash held in special trust accounts in the name of the Magenta Trustee and Variable Funding Capital Corporation. The funds on deposit consist primarily of principal and interest payments received from borrowers, as well as the required Magenta reserves (see Note 4). These funds may be invested in direct obligations of the U.S. Government, short-term commercial paper, money market mutual funds or other interest-bearing time deposits. Restricted cash is stated at cost, which approximates market value.

 Notes Receivable

   In accordance with Statement of Financial Accounting Standards (SFAS) No. 65 "Accounting for Certain Mortgage Banking Activities," notes receivable are recorded at the lower of cost or market, using the aggregate loan basis. The unpaid principal and accrued interest on the notes receivable, are included in notes receivable in the accompanying consolidated balance sheets.

 Loan Costs

   Loan costs consist of costs to issue debt instruments such as attorney fees, trustee costs and arrangement fees. These costs related to notes payable and interest-rate swaps have been capitalized and are being amortized over the terms of the loan commitments using the straight-line method.

                   CNL FINANCIAL CORPORATION AND SUBSIDIARIES

 Other Assets

   Other assets consist primarily of securitization costs, organizational costs and prepaid expenses.

 Notes Payable

   The carrying amounts of the Company's notes payable approximate fair value at June 30, 1998 and 1997, since the interest rates approximate rates currently available to the Company for borrowings.

 Stock Split

   A 1.8-for-one stock split was effected September 24, 1997, with the issuance of 80 common shares and the transfer of $80 from retained earnings to the common stock account. Par value remained $1 per share subsequent to the split.

 Interest-rate Swaps

   The Company has entered into interest-rate swap agreements (the Agreements) as a means of managing its interest-rate exposure. The Agreements have the effect of converting certain draws of the Company's variable-rate notes payable to fixed-rate notes payable. Net amounts paid or received are reflected as adjustments to interest expense. The Agreements are accounted for as hedge positions as of June 30, 1998 and 1997. The fair values are the estimated amounts that the Company would receive or pay to terminate the Agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the counterparties. At June 30, 1998 and 1997, the Company estimates it would have paid $8,826,155 and $1,280,375, respectively, to terminate the Agreements.

 Revenue Recognition

   The Company recognizes interest income using the effective interest method.

 Income Taxes

   The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements and tax returns. In estimating future tax consequences, the Company considers all expected future events other than enactments of changes in the tax law or rates. Changes in tax laws or rates will be recognized in the future years in which they occur.

 Accounting for Derivatives

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), which will require the Company to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. SFAS 133 is effective for all fiscal years beginning after June 15, 1999. SFAS 133 should not be applied retroactively to financial statements of prior periods. As of June 30, 1998, the Company has not yet determined the impact of the implementation of this standard.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                   CNL FINANCIAL CORPORATION AND SUBSIDIARIES

 Reclassifications

   Certain prior-year amounts have been reclassified to conform with the current-year presentation.

2. Other Assets

   Other assets consisted of the following at June 30, 1998 and 1997:

                                                              1998       1997
                                                           ----------  --------
   Securitization costs................................... $  935,626  $    --
   Organizational costs...................................    109,209    76,427
   Prepaid expenses.......................................    119,929       --
   Other..................................................    157,838   181,653
                                                           ----------  --------
                                                            1,322,602   258,080
   Less--Accumulated amortization.........................    (24,168)   (6,277)
                                                           ----------  --------
                                                           $1,298,434  $251,803
                                                           ==========  ========

   Securitization costs consist of costs incurred related to the securitization transaction (see Note 3) such as attorney and accounting fees. These costs will be expensed in the period that the securitization transaction occurs.

   Organizational costs consist of costs incurred in the formation of the Company, including legal and accounting fees. These costs are amortized over five years using the straight-line method.

3. Notes Receivable

   Notes receivable consisted of the following at June 30, 1998 and 1997:

                                                          1998         1997
                                                      ------------ ------------
   Outstanding principal............................. $373,305,571 $140,151,919
   Accrued interest income...........................    1,176,727      629,176
                                                      ------------ ------------
                                                      $374,482,298 $140,781,095
                                                      ============ ============

   During the years ended June 30, 1998 and 1997, and for the period from inception (October 9, 1995) to June 30, 1996, the Company originated $218,940,681, $125,123,451 and $6,000,000 in new loans, respectively. During the years ended June 30, 1998 and 1997, the Company also funded construction draws of $29,920,909 and $13,244,781, respectively.

   The amortization periods of the notes receivable range from four to 20 years. The variable-rate notes receivable, which totaled $191,460,014 at June 30, 1998, had interest rates ranging from 8.38 percent to 8.97 percent. The fixed-rate notes receivable, which totaled $174,260,442 at June 30, 1998, had interest rates ranging from 8.28 percent to 11.23 percent. The construction notes receivable totaled $7,585,115 at June 30, 1998, with interest rates at
10.50 percent. Interest income was $20,324,223, $3,346,226 and $51,721 for the years ended June 30, 1998 and 1997, and for the period from inception (October 9, 1995) to June 30, 1996, respectively.

                   CNL FINANCIAL CORPORATION AND SUBSIDIARIES

   The following is a schedule of the annual maturities of the Company's outstanding notes receivable for each of the next five years and thereafter, net of the notes receivable that were sold in the securitization transaction that occurred subsequent to June 30, 1998 (see below):

   Fiscal Year                                                         Amount
   -----------                                                      ------------
   1999............................................................ $  3,227,697
   2000............................................................    3,631,458
   2001............................................................    3,971,181
   2002............................................................    4,334,156
   2003............................................................    4,635,176
   Thereafter......................................................  83,028,4378
                                                                    ------------
                                                                    $102,828,105
                                                                    ============

   The notes receivable are secured by fee simple and/or leasehold interests in real estate and/or restaurant equipment and business enterprise value.

   The fair value of the notes receivable is estimated based on one of the following methods: (i) quoted market prices, (ii) current rates for similar issues, or (iii) present value of the expected cash flows. At June 30, 1998, the Company estimates that the fair value is $387,543,441.

   On August 14, 1998, the Company securitized some of its notes receivable with a carrying value of approximately $269,445,000 as of June 30, 1998. The securitization transaction involved notes receivable held by Fin I, Fin III and Fin IV. Gross proceeds of $275,786,153 were allocated among these entities based upon the net book value of the notes receivable that were securitized. The Company retained certain interests and securities from the securitization with an allocated cost basis of approximately $6,930,000 and estimated fair value of approximately $7,268,000. Subsequent to June 30, 1998, the Company recorded a gain, net of the securitization costs, from the securitization and the subsequent market value adjustment of approximately $3,694,000.

4. Notes Payable

   On September 25, 1997, the Company entered into a credit agreement (the Credit Agreement) with Five Arrows, a related party, which owns 10 percent of the common stock of the Company as of June 30, 1998. The Credit Agreement provides that the Company is entitled to receive advances of up to $25,000,000 until September 24, 2003. The outstanding principal balance is due on September 24, 2003. The Credit Agreement is guaranteed by CNL Financial Services, Inc., a related party (see Note 6). The outstanding balance under the Credit Agreement at June 30, 1998, was $20,000,000, plus accrued interest of $55,233 included in notes payable to related parties in the accompanying consolidated balance sheets. The Company incurred legal fees and closing costs of approximately $550,000 in connection with the Credit Agreement, which are classified as loan costs on the accompanying consolidated balance sheets. Advances under the Credit Agreement bear interest at 12 percent and are payable quarterly. The Credit Agreement contains restrictive covenants which, among other things, require the Company to maintain a minimum fixed-charge coverage ratio and debt to capital ratio before incurring additional indebtedness or paying dividends and distributions, as defined in the Credit Agreement.

   On April 22, 1996, Fin I entered into a Franchise Loan Warehousing Agreement (the Franchise Loan) with a bank, with limited guarantees by CNL Group, Inc., a related party (see Note 6). The agreement was amended on December 29, 1997. Pursuant to the terms of the Franchise Loan, Fin I is entitled to make loans to the owners of quick service, family style, casual dining or other lender-approved type of restaurant facility, operated by a franchisor or under a franchise agreement, and secured by (a) the underlying real property or a

                   CNL FINANCIAL CORPORATION AND SUBSIDIARIES leasehold of real property, and (b) the furnishings, equipment and fixtures used in the restaurant facility, guaranties, and/or a collateral assignment of the related franchise agreement. The Franchise Loan provides that Fin I is entitled to receive advances of up to $150,000,000 until September 29, 1998. After September 29, 1998, the Company is entitled to receive advances of up to $100,000,000 until November 12, 1999, with possible extensions through November 12, 2001. Principal repayments are based on the related notes receivable amortization schedule. The outstanding balance under the Franchise Loan at June 30, 1998 and 1997, was $88,019,396 and $39,215,472, respectively, and accrued interest, including interest-rate swap charges, was $543,731 and $319,799, respectively. Fin I incurred legal fees and closing costs of $311,996 in connection with the Franchise Loan, which are classified as loan costs on the accompanying consolidated balance sheets. Loan costs increased by $93,455 during fiscal 1998 as a result of the renegotiations and loan amendment entered into during the year. Advances under the Franchise Loan bear interest at the average LIBOR rate plus 180 basis points (7.4602 percent and 7.4875 percent at June 30, 1998 and 1997, respectively).

   On April 9, 1997, Fin III entered into a loan agreement (the Magenta Loan) with Magenta Capital Corporation (Magenta). The Loan was amended on March 27, 1998 (the Magenta Loan Amendment). Pursuant to the terms of the Magenta Loan, Fin III is entitled to obtain loans for making secured loans to restaurant franchisees or franchisors, acquiring property and equipment which is to be leased to restaurant franchisees or franchisors, and carrying out certain other business activities. The Magenta Loan provides that Fin III is entitled to receive advances of up to $300,000,000 until April 9, 2002. There are no set repayment terms and the aggregate outstanding principal is due April 9, 2024. The outstanding balance under the Magenta Loan at June 30, 1998 and 1997, was $220,043,424 and $101,235,518, respectively, and accrued interest, including interest-rate swap charges, was $367,771 and $274,077, respectively. Fin III incurred legal fees and closing costs of $2,516,284 in connection with the Magenta Loan, which are classified as loan costs on the accompanying consolidated balance sheets. Loan costs increased by $1,301,166 during fiscal 1998 as a result of the renegotiations and the Magenta Loan Amendment entered into during the year. Advances under the Magenta Loan bear interest at the average rate on the commercial paper (5.76 percent and 5.88 percent at June 30, 1998 and 1997, respectively) used by Magenta to fund the advances.

   The loans made by Magenta to Fin III are secured by certain of Fin III's assets currently existing and which may arise in the future. CNL Group, Inc., a related party, is also contingently liable under a performance guarantee in favor of Fin III and Magenta for the payment and performance of any and all obligations of CNL Financial Services, Inc. related to the Magenta Loan. The Magenta Loan Amendment requires a reserve of 10 percent of the commitment amount to be held by the Magenta Trustee (the Trustee). The total required reserve of $30 million will be delivered to the Trustee through an initial contribution of $2 million at the closing of the original loan, with additional contributions of $1 million per month beginning June 30, 1997. The Magenta Loan Amendment required that $12 million in reserves be held at the end of March 1998, with additional contributions of $1 million per month continuing beginning April 31, 1998. Reserves in excess of the $2 million initial contribution may be used by the Trustee to fund borrowings. The required reserve at June 30, 1998, was $15 million with $10,046,288 included in restricted cash on the accompanying consolidated balance sheets. The remainder of the $15 million was used to fund loans during fiscal 1998.

   On April 6, 1998, Fin IV entered into a Franchise Loan and Wholesale Warehouse Mortgage Agreement (the Loan) with a bank, with limited guarantees by CNL Group, Inc., a related party. Pursuant to the terms of the Loan, Fin IV is entitled to make loans to quick service, family style, casual dining or other lender-approved type of restaurant facility and are secured by the underlying real property or leasehold of real property, furnishings, equipment and fixtures used in the restaurant facility, and guaranties and/or a collateral assignment of the related franchise agreement. The Loan provides that Fin IV is entitled to receive advances of up to $100,000,000 for the first 180 days after the closing date of the Loan, as well as each securitization transaction, and thereafter, $200,000,000 until April 5, 1999, with a possible extension through April 4, 2000. Fin IV, at its

                   CNL FINANCIAL CORPORATION AND SUBSIDIARIES sole discretion, may increase the facility amount to $200,000,000 during the 180 days following each securitization transaction. There are no set repayment terms. The outstanding balance at June 30, 1998, was $50,203,000 and accrued interest, including interest-rate swap charges, was $82,062. Fin IV incurred legal fees and closing costs of $1,039,618 in connection with the Loan, which are classified as loan costs on the accompanying consolidated balance sheets. Advances under the Loan bear interest at the average rate on commercial paper (6.02 percent at June 30, 1998) used by the bank to fund the advances.

   Interest expense for the Company for the years ended June 30, 1998 and 1997, and for the period from inception (October 9, 1995) through June 30, 1996, was $17,452,876, $2,875,881 and $42,965, respectively, including $639,613, $60,019 and $0, respectively, of loan costs amortization. The weighted average interest rate on the Fin I Franchise Loan during 1998 and 1997 was 8.50 percent and 8.65 percent, respectively, including amortization of loan and swap costs and the swap interest charges. The weighted average interest rate on the Magenta Loan during 1998 and 1997 was 6.66 percent and 7.23 percent, respectively, including amortization of loan and swap costs and the swap interest charges. The weighted average interest rate on the Fin IV Franchise Loan during 1998 was 9.94 percent, including amortization of loan and swap costs and the swap interest charges.

   The Company entered into interest-rate swap agreements with two banking institutions to reduce the effect of changes in interest rates on its floating-rate debt. The agreements effectively change the Company's interest-rate exposure on certain floating-rate debt totaling approximately $316,967,000 to fixed rates ranging from 5.90 percent to 7.39 percent.

   The costs incurred to enter the interest-rate swap agreements are amortized over the period of the agreements, ranging from 10 to 20 years, which approximate the term of the related notes receivable. The Company is exposed to credit loss in the event of non-performance by the other party to the interest-rate swap agreements; however, the Company does not anticipate non-performance by the counterparty.

   Maturities of the Company's outstanding indebtedness were as follows at June 30, 1998:

 earYEnding
  June 30,                                                             Amount
-----------                                                         ------------
    1999........................................................... $  1,259,873
    2000...........................................................   54,384,998
    2001...........................................................    3,944,446
    2002...........................................................    4,315,816
    2003...........................................................    4,722,255
    Thereafter.....................................................  289,638,432
                                                                    ------------
                                                                    $358,265,820
                                                                    ============

5. Income Taxes

   The (benefit) provision for income taxes consisted of the following for the years ended June 30, 1998 and 1997, and for the period from inception (October 9, 1995) through June 30, 1996:

                                                         1998      1997    1996
                                                       ---------  ------- ------
   Current:
     Federal.......................................... $  56,349  $54,986 $1,137
     State............................................    34,405    6,080    194
                                                       ---------  ------- ------
                                                          90,754   61,066  1,331
                                                       =========  ======= ======
   Deferred:
     Federal..........................................  (172,267)     --     --
     State............................................   (12,991)     --     --
                                                       ---------  ------- ------
                                                        (185,258)     --     --
                                                       ---------  ------- ------
       Total (benefit) provision for income taxes..... $ (94,504) $61,066 $1,331
                                                       =========  ======= ======

                   CNL FINANCIAL CORPORATION AND SUBSIDIARIES

   An analysis of the difference in the Company's (benefit) provision for income taxes and income taxes calculated at the U.S. Federal statutory codes is as follows:

                                                     1998      1997     1996
                                                   ---------  -------  ------
   Computed income taxes at statutory rate........ $(132,407) $64,517  $1,466
   State and local tax effects, net of federal
    benefit.......................................    12,991    6,080     156
   Personal holding company.......................    24,490       --      --
   Other, net.....................................       422   (9,531)   (291)
                                                   ---------  -------  ------
       (Benefit) provision for income taxes....... $ (94,504) $61,066  $1,331
                                                   =========  =======  ======

   The primary difference between the provision for income taxes and the expected amounts by applying the applicable federal income tax rate to income before provision for income taxes is the inclusion of state income taxes, net of the federal tax benefit, personal holding company taxes, and the difference in tax rates used to record the deferred tax assets and liabilities.

   Deferred taxes consisted of the following at June 30, 1998 and 1997:

                                                                   1998    1997
                                                                 --------  ----
   Gross deferred tax assets.................................... $233,860  $--
   Gross deferred tax liabilities...............................  (48,602)  --
                                                                 --------  ----
                                                                 $185,258  $--
                                                                 ========  ====

   Gross deferred tax assets are primarily related to the amortization of organizational and loan origination costs. Gross deferred tax liabilities are primarily related to the prepayment of intangible taxes.

6.  Related-Party Transactions

   One of the stockholders of the Company, James M. Seneff, Jr., is a principal shareholder of CNL Group, Inc., the parent company of CNL Financial Services, Inc. Another stockholder of the Company, Robert A. Bourne, is the president of CNL Group, Inc., an officer of CNL Financial Services, Inc. and the sole shareholder of CNL Restaurants II, Inc.

   The Company's subsidiaries have entered into servicing and administration agreements pursuant to which CNL Financial Services, Inc. is entitled to receive an annual fee of 50 basis points of the applicable notes receivable balance, as defined in each agreement, payable monthly, based on a 360-day year. The duties of CNL Financial Services, Inc,. in the role of servicer and administrator, includes soliciting applications for the loan program, evaluating creditworthiness of applicants, servicing and collecting of principal and interest on the outstanding notes receivable balances, maintaining the accounting records and providing reports to parties of the loan agreements. The Company incurred $1,089,516, $205,837 and $3,543 in servicing and administrative fees for the years ended June 30, 1998 and 1997, and for the period from inception (October 9, 1995) through June 30, 1996, respectively.

   During 1998, the Company entered into a management and advisory agreement, pursuant to which the Company pays for certain services rendered to the Company by CNL Financial Services, Inc. Under the management and advisory agreement, the Company must pay CNL Financial Services, Inc. a management fee, advisory fee, arrangement fee, executive fee, guarantee fee and administration fee, as defined in the management and advisory agreement. The Company incurred $1,155,523 in expense related to these fees for the year ended June 30, 1998. Of this amount, $250,000 was capitalized into loan costs and is being amortized

                   CNL FINANCIAL CORPORATION AND SUBSIDIARIES to expense over the life of the loan. The remaining $100,000 was accounted for by the Company as a reduction of capital related to the issuance of stock in the current year. Additionally, the agreement provides that CNL Financial Services, Inc. be eligible for a performance bonus. The performance bonus shall be determined at the discretion of the Company's Board of Directors. No such bonus was approved for the year ended June 30, 1998.

   At June 30, 1998 and 1997, the Company had recorded a liability to CNL Financial Services, Inc. of $2,600,458 and $132,526, respectively, primarily related to application, commitment and origination fees collected by the Company on behalf of CNL Financial Services, Inc and management, administrative, arrangement and advisory fees due to CNL Financial Services, Inc. by the Company.

   The Company entered into three promissory note agreements during fiscal 1997, and three promissory note agreements during fiscal 1998 (collectively, Related Party Notes), with CNL Financial Services, Inc. under which the Company had borrowed $3,821,938 and $3,800,000, as of June 30, 1998 and 1997,
respectively. The Related Party Notes bear interest at 12 percent, are unsecured and are due upon demand. At June 30, 1998 and 1997, accrued interest of $413,604 and $54,641, respectively, was included in notes payable to related parties.

   CNL Group, Inc. has a line of credit with a bank under which the bank has the option to convert the line of credit to a subordinated debenture prior to November 12, 1998. Upon the conversion to a subordinated debenture, CNL Group, Inc. will issue warrants entitling the bank to purchase 10 percent of the Company's outstanding stock, subject to the antidilution provision contained in the Company's Shareholders' Agreement dated September 25, 1997. Unexercised warrants will expire on November 12, 1999.

   On January 16, 1997, Fin I loaned $7.4 million to Main Street California II, Inc., which is owned 100 percent by CNL Restaurants II, Inc., to purchase five TGI Friday's sites. The loan was subsequently modified on April 30, 1998. Payments are $77,968 per month with an annual interest rate of 9.64 percent. The loan period is for 180 months and is secured by leasehold improvements and equipment. Interest earned from the related party was $709,533 for the year ended June 30, 1998. At June 30, 1998 and 1997, the outstanding balance on this loan of $7,071,565 and $7,326,991, respectively, was included in notes receivable on the accompanying consolidated balance sheets. On August 14, 1998, this loan was included in the Company's securitization (See Note 3).

7. Concentration of Credit Risk

   The following schedule presents interest income by obligor, each representing more than 10 percent of the Company's total interest income for the years ended June 30, 1998 and 1997:

   Obligor                                                     1998      1997
   -------                                                  ---------- --------
   El Rancho New York Foods, Inc. and
    El Rancho New Jersey Foods, Inc........................ $2,120,490 $    --
   Valenti Mid Atlantic Management, LLC
    and Valenti Mid Atlantic Realty, Inc...................  2,438,435      --
   Main Street & Main, Inc.................................        --   364,903
   Main Street California II, Inc..........................        --   336,116

   In addition, the following schedule presents interest income of obligors by individual restaurant chain, each representing more than 10 percent of the Company's total interest income for the years ended June 30, 1998 and 1997:

   Chain                                                       1998      1997
   -----                                                    ---------- --------
   Burger King............................................. $2,881,011 $    --
   Taco Bell...............................................  3,187,718      --
   TGI Friday's............................................  5,581,091  992,945
   Wendy's.................................................  2,821,160      --

                   CNL FINANCIAL CORPORATION AND SUBSIDIARIES

   The following schedule presents the notes receivable by obligor, each representing more than 10 percent of the Company's total notes receivable balances at June 30, 1998 and 1997:

   Obligor                                                 1998        1997
   -------                                              ----------- -----------
   S & A Restaurant Corp............................... $45,854,000 $       --
   Main Street & Main, Inc.............................         --   21,245,008
   Valenti Mid-Atlantic Realty, LLC....................         --   25,550,000

   In addition, the following schedule presents the notes receivable of obligors by individual restaurant chain, each representing more than 10 percent of the Company's total notes receivable balances at June 30, 1998 and 1997:

   Chain                                                    1998        1997
   -----                                                 ----------- -----------
   Burger King.......................................... $47,614,538 $       --
   Taco Bell............................................  40,737,846  22,378,287
   TGI Friday's.........................................  71,212,110  52,478,081
   Wendy's..............................................  49,820,676  25,550,000
   Applebee's...........................................         --   15,745,741

   Although the Company's properties are geographically diverse throughout the United States and the obligors operate a variety of restaurant concepts, default by an obligor contributing more than 10 percent of the Company's interest income or whose note receivable balance represents more than 10 percent of the Company's total notes receivable could significantly impact the results of the Company. However, management believes the risk of such default is reduced due to the essential or important nature of these properties for the ongoing operations of the obligors.

8.Commitments

   In the ordinary course of business, the Company has outstanding loan commitments to qualified borrowers that are not reflected in the accompanying consolidated financial statements. These commitments, if accepted by the potential borrower, obligate the Company to provide funding. The unfunded commitment totaled approximately $13,376,000 at June 30, 1998.

9.Events Subsequent to Date of Report of Independent Certified Public Accountants (Unaudited)

   On October 2, 1998, the Company reduced the availability on the Magenta Loan (See Note 4) from $300,000,000 to $150,000,000. In connection with reducing the availability, the Company expensed approximately $939,000 of previously capitalized loan costs. Concurrent with reducing the availability on the Magenta Loan, the Company formed a wholly-owned subsidiary, CNL Financial V, LP (Fin V) and entered into a loan agreement with Prudential Securities Credit Corporation (the Prudential Loan). Pursuant to the terms of the Prudential Loan, Fin V is entitled to obtain loans for making secured loans to certain restaurant franchisees or franchisors. The Prudential Loan provides that Fin V is entitled to receive advances of up to $300,000,000. All amounts outstanding on the Magenta Loan were transferred to either the Franchise Loan or the Prudential Loan. CNL Financial Services, Inc. and CNL Group are also contingently liable under a performance guarantee on the Prudential Loan in favor of Fin V.

   On November 12, 1998, the option available to a bank to convert the CNL Group Inc. line of credit (See Note 6) to a subordinated debenture lapsed.

                          CNL FINANCIAL SERVICES, INC.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants........................ F-59

Financial Statements

  Balance Sheets--As of June 30, 1997 and 1998............................ F-60

  Statements of Operations--For the years ended June 30, 1997 and 1998 and the Period from Inception (October 10, 1995 through June 30, 1996)..... F-61

  Statements of Stockholders' Equity--For the years ended June 30, 1997 and 1998 and the Period from Inception (October 10, 1995 through June
   30, 1996).............................................................. F-62

  Statements of Cash Flows--For the years ended June 30, 1997 and 1998 and the Period from Inception (October 10, 1995 through June 30, 1996)..... F-63

  Notes to Financial Statements--For the years ended June 30, 1997 and
   1998 and the Period from Inception (October 10, 1995 through June 30,
   1996).................................................................. F-64

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders of
CNL Financial Services, Inc.:

   We have audited the accompanying balance sheets of CNL Financial Services, Inc. (a Florida corporation) as of June 30, 1998 and 1997, and the related statements of operations, stockholders' equity and cash flows for the years ended June 30, 1998 and 1997, and the period from inception (October 10, 1995) through June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Financial Services, Inc. as of June 30, 1998 and 1997, and the results of its operations and its cash flows for years ended June 30, 1998 and 1997, and the period from inception (October 10, 1995) through June 30, 1996, in conformity with generally accepted accounting principles.

Arthur Andersen LLP

Orlando, Florida,
September 4, 1998

                          CNL FINANCIAL SERVICES, INC.

                     BALANCE SHEETS--JUNE 30, 1998 and 1997

                                                             1998       1997
                                                          ---------- ----------
                         ASSETS
Cash and cash equivalents................................ $    4,430 $  251,498
Due from related parties (note 2)........................  6,836,000  3,990,489
Prepaid expenses.........................................      8,304        --
Office furnishings and equipment, net of accumulated
 depreciation of $88,462 and $19,996 in 1998 and 1997,
 respectively............................................    239,612     26,844
Other assets.............................................        --     265,105
                                                          ---------- ----------
                                                          $7,088,346 $4,533,936
                                                          ========== ==========
          LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Accounts payable and accrued expenses.................. $  340,826 $   58,117
  Due to related party (Note 2)..........................    869,318  3,545,078
                                                          ---------- ----------
    Total liabilities....................................  1,210,144  3,603,195
                                                          ---------- ----------
Commitments (note 5)
Stockholders' equity
  Common stock, $1 par value; 10,000 shares authorized,
   2,000 and 1,800 issued and outstanding for 1998 and
   1997, respectively....................................      2,000      1,800
  Additional paid-in capital.............................  5,231,827    541,614
  Retained earnings......................................    644,375    387,327
                                                          ---------- ----------
    Total stockholders' equity...........................  5,878,202    930,741
                                                          ---------- ----------
                                                          $7,088,346 $4,533,936
                                                          ========== ==========


       The accompanying notes are an integral part of these balance sheets.

                          CNL FINANCIAL SERVICES, INC.

                            STATEMENTS OF OPERATIONS

                For The Years Ended June 30, 1998 and 1997, and
       The Period From Inception (October 10, 1995) Through June 30, 1996

                                                                Period From
                                                                 Inception
                                       Year Ended June 30,   (October 10, 1995)
                                      ----------------------      Through
                                         1998        1997      June 30, 1996
                                      ----------  ---------- ------------------
Fee revenues (note 2)...............  $5,974,885  $1,804,357     $     --
Expenses:
  Origination fees (Note 2).........   1,695,452         --            --
  Salaries..........................   1,448,359     431,001        95,200
  General and administrative........   3,014,760     602,554        93,659
                                      ----------  ----------
    Total expenses..................   6,158,571   1,033,555       188,859
                                      ----------  ----------     ---------
Operating (loss) income.............    (183,686)    770,802      (188,859)
                                      ----------  ----------     ---------
Interest income (note 2)............     608,560      54,641           --
Income (loss) before income taxes...     424,874     825,443      (188,859)
Provision (benefit) for income taxes
 (Note 3)...........................     167,826     326,050       (76,793)
                                      ----------  ----------     ---------
Net income (loss)...................  $  257,048  $  499,393     $(112,066)
                                      ==========  ==========     =========


        The accompanying notes are an integral part of these statements.

                          CNL FINANCIAL SERVICES, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                For The Years Ended June 30, 1998 and 1997, and
       The Period From Inception (October 10, 1995) Through June 30, 1996

                                Number        Additional  Retained
                                  of    Par    Paid-in   (Deficit)/
                                Shares Value   Capital    Earnings     Total
                                ------ ------ ---------- ----------  ----------
Balance, at inception (October
 10, 1995)..................... $  --  $  --  $      --  $     --    $      --
  Issuance of common stock.....  1,800  1,800    541,614       --       543,414
  Net loss.....................    --     --         --   (112,066)    (112,066)
                                ------ ------ ---------- ---------   ----------
Balance, June 30, 1996.........  1,800  1,800    541,614  (112,066)     431,348
  Net income...................    --     --         --    499,393      499,393
                                ------ ------ ---------- ---------   ----------
Balance, June 30, 1997.........  1,800  1,800    541,614   387,327      930,741
  Issuance of common stock, net
   of issuance costs...........    200    200  4,690,213       --     4,690,413
  Net income...................    --     --         --    257,048      257,048
                                ------ ------ ---------- ---------   ----------
Balance, June 30, 1998......... $2,000 $2,000 $5,231,827 $ 644,375   $5,878,202
                                ====== ====== ========== =========   ==========


        The accompanying notes are an integral part of these statements.

                          CNL FINANCIAL SERVICES, INC.

                            STATEMENTS OF CASH FLOWS

                For The Years Ended June 30, 1998 and 1997, and
      The Period From Inception (October 10, 1995) Through June 30, 1996

                                                             Period From
                                                              Inception
                                                          (October 10, 1995)
                                  Year Ended June 30,          Through
                                 -----------------------       June 30,
                                    1998         1997            1996
                                 -----------  ----------  ------------------
Cash Flows From Operating
 Activities:
 Cash received from customers..  $ 3,802,221  $1,685,914      $     --
 Interest income...............      197,650      54,641            --
 Cash paid to employees and
  other operating cash payments   (6,211,431)   (895,804)      (180,908)
 Income tax (paid) refunded....     (493,876)     76,793            --
                                 -----------  ----------      ---------
    Net cash (used in) provided
     by operating activities...   (2,705,436)    921,544       (180,908)
                                 -----------  ----------      ---------
Cash Flows From Investing
 Activities:
  Payment of organizational
   expenses....................          --          --        (361,506)
  Purchase of office
   furnishings and equipment...     (281,235)    (35,434)           --
                                 -----------  ----------      ---------
    Net cash used in investing
     activities................     (281,235)    (35,434)      (361,506)
                                 -----------  ----------      ---------
Cash Flows From Financing
 Activities:
  Net proceeds from borrowings
   for office furnishings and
   equipment...................       15,592      29,512            --
  Proceeds from issuance of
   common stock................    4,690,413         --         543,414
  Net (repayments) advances
   from related parties........   (1,944,466)  3,189,517            --
  Net advances to related
   parties.....................      (21,936) (3,854,641)           --
                                 -----------  ----------      ---------
    Net cash provided by (used
     in) financing activities..    2,739,603    (635,612)       543,414
                                 -----------  ----------      ---------
Net (decrease) increase in cash
 and cash equivalents..........     (247,068)    250,498          1,000
Cash and cash equivalents,
 beginning of fiscal year......      251,498       1,000            --
                                 -----------  ----------      ---------
Cash and cash equivalents, end
 of fiscal year................  $     4,430  $  251,498      $   1,000
                                 ===========  ==========      =========
Reconciliation of Net Income to
 Net Cash Provided by Operating
 Activities:
  Net income (loss)............  $   257,048  $  499,393      $(112,066)
                                 -----------  ----------      ---------
  Adjustments to reconcile net
   income (loss) to net cash
   (used in) provided by
   operating activities--
   Amortization................       25,105      72,301         24,100
   Depreciation................       45,830       8,590            --
   (Increase) decrease in due
    from related parties          (2,583,575)    284,400        (94,198)
   Increase in prepaid
    expenses...................       (8,304)        --             --
   Decrease in due to related
    parties....................     (724,249)        --             --
   Increase in accounts payable
    and accrued expenses.......      282,709      56,860          1,256
                                 -----------  ----------      ---------
    Total adjustments..........   (2,962,484)    422,151        (68,842)
                                 -----------  ----------      ---------
    Net cash (used in) provided
     by operating activities...  $(2,705,436) $  921,544      $(180,908)
                                 ===========  ==========      =========

        The accompanying notes are an integral part of these statements.

                          CNL FINANCIAL SERVICES, INC.

                         NOTES TO FINANCIAL STATEMENTS

                          JUNE 30, 1998, 1997 AND 1996

1.Significant Accounting Policies

 Organization and Nature of Business

   CNL Financial Corporation, a Florida C corporation, was organized on October 10, 1995, and on December 15, 1995, its name was changed to CNL Financial Services, Inc. (the Company). The Company is a majority-owned subsidiary of CNL Group, Inc. (the Parent). Operations began in March 1996.

   The Company is primarily engaged in soliciting applications for CNL Financial Corporation (CFC), an affiliate under common control, and subsidiaries' loan program, evaluating creditworthiness of applicants, servicing and collecting of principal and interest on the outstanding notes receivable balances, maintaining the accounting records and providing reports to parties of the loan agreements.

   During fiscal 1998, the Company sold 200 shares of common stock for $1,000,000, net of issuance costs, to Five Arrows Realty Securities, LLC (Five Arrows). As part of this transaction, the Parent contributed an additional $3,690,413 to the Company.

 Cash and Cash Equivalents

   For purposes of the statements of cash flows, cash and cash equivalents include cash and cash invested in liquid instruments with a maturity of three months or less when purchased.

 Office Furnishings and Equipment

   Office furnishings and equipment are stated at cost and are depreciated primarily using an accelerated method over their estimated useful lives of five to 10 years. Major renewals and betterments are capitalized; replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed as incurred. When office furnishings and equipment are sold or disposed of, the asset account and related accumulated depreciation account are relieved, and any resulting gain or loss is included in income.

 Other Assets

   As of June 30, 1997, other assets consist primarily of costs incurred in connection with the organization and startup of CFC. During fiscal 1998, the Company entered into an agreement with CFC whereby CFC agreed to reimburse the Company for $240,000 of these costs. Therefore, these costs were reclassified to due from related parties as of June 30, 1998.

   During the year ended June 30, 1998, the Company adopted Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities." This statement requires all start-up activities and organizational costs to be expensed as incurred. This resulted in a write-off of approximately $25,105 of capitalized costs during the year ended June 30, 1998.

 Stock Split

   A 1.8-for-1 stock split was effected September 24, 1997, with the issuance of 800 common shares and the transfer of $800 from additional paid-in capital to the common stock account. Par value remained $1 per share subsequent to the split. All references to number of shares, except authorized shares in the financial statements, have been adjusted to reflect the stock split on a retroactive basis.

 Revenue Recognition

   Fee revenue includes fees earned for accounting, loan origination and servicing, management, advisory, and administration services. The Company recognizes fee revenue as the services are provided.

                          CNL FINANCIAL SERVICES, INC.

 Income Taxes

   The Company's taxable income or loss is includable in its Parent's consolidated federal and state income tax returns. The Company accounts for income taxes as if it were filing tax returns on a stand-alone basis using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company considers all expected future events other than enactments of changes in the tax law or rates. Changes in tax laws or rates will be recognized in the future years in which they occur. Amounts payable or receivable related to income taxes are included in the due from or to related parties accounts. For the years ended June 30, 1998 and 1997, deferred taxes were immaterial.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Reclassifications

   Certain prior-year amounts have been reclassified to conform with the current-year presentation.

2. Related-Party Transactions

   One of the principal shareholders of the Parent, James M. Seneff, Jr., is a stockholder and officer of CFC. Additionally, tbe president of the Parent and officer of the Company, Robert A. Bourne, is also a stockholder of CFC.

 Fees

   Substantially all fees earned by the Company are for services provided to CFC and its subsidiaries. In addition, during 1998, the Company and CFC entered into a management agreement whereby CFC pays the Company a management fee, advisory fee, arrangement fee, executive fee, guarantee fee and administration fee, as defined in the agreement. Additionally, the management and advisory agreement provides that the Company is eligible for a performance bonus, if approved, and in such amounts as may be determined by the Board of Directors of CFC at its discretion. No such bonus was approved for the year ended June 30, 1998.

 Due From Related Parties

   Due from related parties consisted of the following at June 30, 1998 and 1997:

                                                              1998       1997
                                                           ---------- ----------
   Fees receivable........................................ $2,360,458 $  135,848
   Advances receivable....................................  4,235,542  3,854,641
   Organization costs.....................................    240,000        --
                                                           $6,836,000 $3,990,489

   The fees receivable are due from CFC or its subsidiaries for services provided by the Company as described above. Amounts due are unsecured and bear interest at 12 percent per annum. There are no defined payment terms.

   The advances receivable are due from CFC and are unsecured, bear interest at 12 percent per annum, and are due on demand. For the years ended June 30, 1998, 1997 and 1996, the Company earned interest of $608,560, $54,641 and $0, respectively, related to these advances.

                          CNL FINANCIAL SERVICES, INC.

   The organization costs are due from CFC for expenses incurred by the Company on behalf of CFC (see Note 1).

 CNL Group, Inc. Loan Conversion Option

   The Parent has a line of credit with a bank under which the bank has the option to convert the line of credit to a subordinated debenture prior to November 12, 1998. Upon the conversion to a subordinated debenture, the Parent will issue warrants entitling the bank to purchase 10 percent of the Company's outstanding stock, subject to the antidilution provision contained in the Company's Shareholders' Agreement dated September 25, 1997. Unexercised warrants will expire on November 12, 1999.

Performance Guarantees

   The Company is also contingently liable under a performance guarantee in favor of CFC and Five Arrows for the payment and performance of any and all obligations of the Company related to agreements which it has entered into with CFC and Five Arrows. As of June 30, 1998, CFC had $20,000,000 outstanding related to these agreements.

   The Parent is also contingently liable under a performance guarantee in favor of CNL Financial III, LLC, a subsidiary of CFC, and Magenta Capital Corporation, an unrelated third party, for the payment and performance of any and all obligations of the Company related to an agreement which it has entered into with CNL Financial III, LLC and Magenta Capital Corporation. As of June 30, 1998, CNL Financial III, LLC had $220,043,424 outstanding related to this agreement.

   Additionally, the Parent is contingently liable under a performance guarantee in favor of CNL Financial IV, LP, a subsidiary of CFC, and Variable Funding Capital Corporation, an unrelated third party, for the payment and performance of any and all obligations of the Company related to an agreement (the Magenta Loan) which it has entered into with CNL Financial IV, LP and Variable Funding Capital Corporation. As of June 30, 1998, CNL Financial IV, LP had $50,203,000 outstanding related to this agreement.

 Loan Guarantee

   The Parent is contingently liable under a Limited Recourse Agreement related to a $150 million Warehouse Agreement between CNL Financial I, Inc., a subsidiary of CFC, as borrower, and First Union National Bank of Florida, as lender. Under the terms of the Limited Recourse Agreement, the Parent is liable for amounts drawn on the Warehouse loan for the purpose of making mortgage loans if, and only if, the loan was not made in accordance with underwriting criteria set forth by the lender. Such underwriting services are performed by the Company.

 Due to Related Party

   During the years ended June 30, 1998, 1997 and 1996, certain affiliated entities provided accounting and administrative services to the Company for which the Company incurred expenses of $1,114,175, $210,628 and $19,017, respectively. The amount due to related parties of $824,215 and $3,499,975 at June 30, 1998 and 1997, respectively, represents amounts due to the Parent or its subsidiaries for these services. Amounts due are unsecured and noninterest-bearing. There are no defined payment terms.

   The Company was allocated a portion of the indebtedness of the Parent for the acquisition of certain office furniture and equipment used by the Company. The balances outstanding at June 30, 1998 and 1997, were $45,103 and $29,511, respectively, and are included in due to related party in the accompanying balance sheets.

   The indebtedness bears interest at 8.75 percent, and is secured by the underlying office furnishings and equipment of the Company. The aggregate maturities of the allocated indebtedness to the Parent at June 30, 1998, were as follows:

                          CNL FINANCIAL SERVICES, INC.

   Year Ending June 30,                                                  Amount
   --------------------                                                  -------
   1999................................................................. $16,379
   2000.................................................................  12,589
   2001.................................................................   8,350
   2002.................................................................   5,298
   2003.................................................................   2,487
                                                                         -------
                                                                         $45,103
                                                                         =======

 Transactions with Related Party

   Effective July 1, 1997, the Company entered into an arrangement with CNL Fund Advisors, Inc. (CFA), a majority-owned subsidiary of CNL Group, Inc., which requires CFA to pay the Company for providing credit underwriting services on its behalf. Additionally, the Company is required to pay CFA an origination fee for services rendered in connection with all loans originated and serviced by the Company. The Company received income of $304,190 related to credit underwriting services and incurred expenses of $1,695,452 related to origination fees for the year ended June 30, 1998.

3. Income Taxes

   The provision (benefit) for income taxes consisted of the following components for the years ended June 30, 1998, 1997 and 1996:

                                                       1998     1997     1996
                                                     -------- -------- --------
   Current:
     Federal........................................ $144,458 $280,651 $(66,406)
     State..........................................   23,368   45,399  (10,387)
                                                     -------- -------- --------
                                                     $167,826 $326,050 $(76,793)
                                                     ======== ======== ========

   The difference between the income tax calculated at the U.S. Federal statutory rates is primarily because of the inclusion of state income taxes, net of federal benefit.

4. Profit Sharing Plan

   Employees of the Company are included in the Parent's defined contribution profit sharing plan (the Plan). The Plan is designed in accordance with the applicable sections of the Internal Revenue Code, and is not subject to minimum funding requirements. The Plan covers all eligible employees of the Company and its subsidiaries upon completion of one year of service. The Plan provides for employee contributions under a salary reduction plan, section 401(k). The employees may elect to contribute up to 15 percent of salary to a maximum under Internal Revenue Service regulations. The Company matches 50 percent of each employee's contribution up to a maximum of 3 percent of salary. For the years ended June 30, 1998, 1997 and 1996, the Company's contribution, including administration costs, amounted to $8,376, $3,076 and $2,236, respectively.

5. Commitments

   The Company has outstanding loan commitments to qualified borrowers that are not reflected in the accompanying financial statements. These commitments, if accepted by the potential borrower, obligate the Company to provide funding. Upon closing of the loan commitments, the funding will be provided by CFC's subsidiaries. The unfunded commitment totaled approximately $119,806,000 at June 30, 1998.

                          CNL FINANCIAL SERVICES, INC.

6. Event Subsequent to Date of Report of Independent Certified Public Accountants (Unaudited):

   On October 2, 1998, CNL Financial III, LLC, a related party, reduced the availability on the Magenta Loan (See Note 2) from $300,000,000 to $150,000,000 and suspended the use of the line. Concurrent with the suspension of the Magenta Loan, CFC formed a wholly-owned subsidiary, CNL Financial V, LP (Fin V) and entered into an agreement with Prudential Securities Credit Corporation (the Prudential Loan) which provides that Fin V is entitled to receive advances of up to $300,000,000. All amounts outstanding on the Magenta Loan were transferred to either the Prudential Loan or other borrowing facilities of CFC. The Company and the Parent were also contingently liable under a performance guarantee on the Prudential Loan in favor of Fin V.

   On November 12, 1998, the option available to convert the CNL Group Inc. line of credit (see Note 2) to a subordinated debenture lapsed.

                             CNL INCOME FUND, LTD.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Condensed Balance Sheets as of September 30, 1998 and December 31, 1997...  F-70
Condensed Statements of Income for the Quarters and Nine Months Ended
 September 30, 1998 and 1997..............................................  F-71
Condensed Statements of Partner's Capital for the Nine Months Ended
 September 30, 1998 and for the Year Ended December 31, 1997..............  F-72
Condensed Statements of Cash Flows for the Nine Months Ended September 30,
 1998 and 1997............................................................  F-73
Notes to Condensed Financial Statements for the Quarters and Nine Months
 Ended September 30, 1998 and 1997........................................  F-74
Report of Independent Accountants.........................................  F-76
Balance Sheets as of December 31, 1997 and 1996...........................  F-77
Statements of Income for the Years Ended December 31, 1997, 1996 and
 1995.....................................................................  F-78
Statements of Partner's Capital for the Years Ended December 31, 1997,
 1996 and 1995............................................................  F-79
Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 1995.....................................................................  F-80
Notes to Financial Statements for the Years Ended December 31, 1997, 1996
 and 1995.................................................................  F-81

                             CNL INCOME FUND, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                      September 30, December 31,
                                                          1998          1997
                                                      ------------- ------------
                       ASSETS
Land and buildings on operating leases, less
 accumulated depreciation
 of $2,226,822 and $2,172,913.......................   $7,624,993    $8,185,465
Investment in and due from joint ventures...........      896,601       919,476
Cash and cash equivalents...........................      285,367       184,130
Restricted cash.....................................          --        129,257
Receivables, less allowance for doubtful accounts of
 $3,092 in 1997.....................................          586        21,331
Prepaid expenses....................................        5,987         4,989
Lease costs, less accumulated amortization of
 $23,750 and $21,875................................       26,250        28,125
Accrued rental income...............................       29,628        27,305
                                                       ----------    ----------
                                                       $8,869,412    $9,500,078
                                                       ==========    ==========
         LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................   $      811    $    2,595
Accrued and escrowed real estate taxes payable......        7,170           734
Distributions payable...............................      266,982       316,221
Due to related parties..............................      131,112       115,741
Rents paid in advance and deposits..................       24,673        35,737
                                                       ----------    ----------
    Total liabilities...............................      430,748       471,028
Partners' capital...................................    8,438,664     9,029,050
                                                       ----------    ----------
                                                       $8,869,412    $9,500,078
                                                       ==========    ==========



                See accompanying notes to financial statements.

                             CNL INCOME FUND, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                             Quarter Ended    Nine Months Ended
                                             September 30,      September 30,
                                           ----------------- -------------------
                                             1998     1997     1998      1997
                                           -------- -------- -------- ----------
Revenues:
  Rental income from operating leases....  $243,612 $253,305 $774,444 $  780,333
  Interest and other income..............     6,597    6,517   19,053     14,314
                                           -------- -------- -------- ----------
                                            250,209  259,822  793,497    794,647
                                           -------- -------- -------- ----------
Expenses:
  General operating and administrative...    20,145   19,477   65,647     63,833
  Professional services..................     2,404    3,227   15,006      9,136
  Real estate taxes......................     1,080    1,101    3,241      3,305
  State and other taxes..................       --       --     4,450      3,538
  Depreciation and amortization..........    51,429   50,958  157,251    156,060
                                           -------- -------- -------- ----------
                                             75,058   74,763  245,595    235,872
                                           -------- -------- -------- ----------
Income Before Equity in Earnings of Joint
 Ventures and Gain on Sale of Land and
 Buildings...............................   175,151  185,059  547,902    558,775
Equity in Earnings of Joint Ventures.....    20,937  172,680   62,394    226,035
Gain on Sale of Land and Buildings.......       --   233,183  235,804    233,183
                                           -------- -------- -------- ----------
Net Income...............................  $196,088 $590,922 $846,100 $1,017,993
                                           ======== ======== ======== ==========
Allocation of Net Income:
  General partners.......................  $  1,961 $  4,999 $  7,118 $    9,270
  Limited partners.......................   194,127  585,923  838,982  1,008,723
                                           -------- -------- -------- ----------
                                           $196,088 $590,922 $846,100 $1,017,993
                                           ======== ======== ======== ==========
Net Income Per Limited Partner Unit......  $   6.47 $  19.53 $  27.97 $    33.62
                                           ======== ======== ======== ==========
Weighted Average Number of Limited
 Partner Units Outstanding...............    30,000   30,000   30,000     30,000
                                           ======== ======== ======== ==========


                See accompanying notes to financial statements.

                             CNL INCOME FUND, LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                 Nine Months Ended  Year Ended
                                                   September 30,   December 31,
                                                       1998            1997
                                                 ----------------- ------------
General partners:
  Beginning balance.............................    $  321,759      $  310,182
  Net income....................................         7,118          11,577
                                                    ----------      ----------
                                                       328,877         321,759
                                                    ----------      ----------
Limited partners:
  Beginning balance.............................     8,707,291       8,734,995
  Net income....................................       838,982       1,237,180
  Distributions ($47.88 and $42.16 per limited
   partner unit, respectively)..................    (1,436,486)     (1,264,884)
                                                    ----------      ----------
                                                     8,109,787       8,707,291
                                                    ----------      ----------
    Total partners' capital.....................    $8,438,664      $9,029,050
                                                    ==========      ==========



                See accompanying notes to financial statements.

                             CNL INCOME FUND, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                Nine Months Ended
                                  September 30,
                              ----------------------
                                 1998        1997
                              ----------  ----------
Increase (Decrease) in Cash
 and Cash Equivalents:
  Net Cash Provided by
   Operating Activities.....  $  799,653  $1,009,004
                              ----------  ----------
Cash Flows from Investing
 Activities:
  Proceeds from sale of land
   and building.............     661,300     793,009
  Return of capital from
   joint venture............         --      472,373
  Decrease (increase) in
   restricted cash..........     126,009    (793,009)
                              ----------  ----------
  Net cash provided by
   investing activities.....     787,309     472,373
                              ----------  ----------
Cash Flows from Financing
 Activities:
  Proceeds from loan from
   corporate general
   partner..................         --       81,000
  Repayment of loan from
   corporate general
   partner..................         --      (81,000)
  Distributions to limited
   partners.................  (1,485,725)   (948,663)
                              ----------  ----------
    Net cash used in
     financing activities...  (1,485,725)   (948,663)
                              ----------  ----------
Net Increase in Cash and
 Cash Equivalents...........     101,237     532,714
Cash and Cash Equivalents at
 Beginning of Period........     184,130     159,379
                              ----------  ----------
Cash and Cash Equivalents at
 End of Period..............  $  285,367  $  692,093
                              ==========  ==========
Supplemental Schedule of
 Non-Cash Financing
 Activities:
  Distributions declared and
   unpaid at end of period..  $  266,982  $  316,221
                              ==========  ==========



                See accompanying notes to financial statements.

                             CNL INCOME FUND, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

           Quarters and Nine Months Ended September 30, 1998 and 1997

1. Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter and nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund, Ltd. (the "Partnership") for the year ended December 31, 1997.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

2. Land and Buildings on Operating Leases

   During the nine months ended September 30, 1998, the Partnership sold its property in Kissimmee, Florida, for $680,000 and received net sales proceeds of $661,300 resulting in a gain of $235,804 for financial reporting purposes. This property was originally acquired by the Partnership in 1987 and had a cost of approximately $475,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore the Partnership sold this property for approximately $185,900 in excess of its original purchase price. In connection with the sale, the Partnership incurred a deferred, subordinated, real estate disposition fee of $20,400 (see Note 4).

3. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return") on a noncumulative basis.

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with the 10% Preferred Return on a cumulative basis, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

                             CNL INCOME FUND, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

           Quarters and Nine Months Ended September 30, 1998 and 1997

3. Allocations and Distribution--Continued

   During the nine months ended September 30, 1998 and 1997, the Partnership declared distributions to the limited partners of $1,436,486 and $948,663, respectively ($266,982 and $316,221 for the quarters ended September 30, 1998 and 1997, respectively). This represents distributions of $47.88 and $31.62 per unit for the nine months ended September 30, 1998 and 1997, respectively ($8.90 and $10.54 per unit for the quarters ended September 30, 1998 and 1997, respectively). Distributions for the nine months ended September 30, 1998, included $586,300 as a result of the distribution of net sales proceeds from the sale of the property in Kissimmee, Florida. Of this amount, $216,361 was applied toward the limited partners' 10% Preferred Return and the balance of $369,939 was treated as a return of capital for purposes of calculating the limited partners' 10% Preferred Return. As a result of this return of capital, the amount of the limited partners' invested capital contributions (which generally is the limited partners' capital contributions, less distributions from the sale of a property that are considered to be a return of capital) was decreased; therefore, the amount of the limited partners' invested capital contributions on which the 10% Preferred Return is calculated was lowered accordingly. No distributions have been made to the general partners to date.

4. Related Party Transactions

   An affiliate of the Partnership is entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the affiliate provides a substantial amount of services in connection with the sale. Payment of the real estate disposition fee is subordinated to receipt by the limited partners of the 10% Preferred Return on a cumulative basis, plus their adjusted capital contributions. For the nine months ended September 30, 1998, the Partnership incurred $20,400 in a deferred, subordinated, real estate disposition fee as a result of the sale of a property (see Note 2). No deferred, subordinated, real estate disposition fees were incurred for the nine months ended September 30, 1997.

                       Report of Independent Accountants

To the Partners
CNL Income Fund, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
February 1, 1998

                             CNL INCOME FUND, LTD.
                        (A Florida Limited Partnership)

                                 BALANCE SHEETS

                                                              December 31,
                                                          ---------------------
                                                             1997       1996
                                                          ---------- ----------
                         ASSETS
Land and buildings on operating leases, less accumulated
 depreciation...........................................  $8,185,465 $8,091,154
Investment in and due from joint ventures...............     919,476    990,307
Cash and cash equivalents...............................     184,130    159,379
Restricted cash.........................................     129,257        --
Receivables, less allowance for doubtful accounts $3,092
 and of $1,413..........................................      21,331    180,248
Prepaid expenses........................................       4,989      4,465
Lease costs, less accumulated amortization of $21,875
 and $19,375............................................      28,125     30,625
Accrued rental income...................................      27,305     23,599
                                                          ---------- ----------
                                                          $9,500,078 $9,479,777
                                                          ========== ==========
           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable........................................  $    2,595 $    2,131
Escrowed real estate taxes payable......................         734        525
Distributions payable...................................     316,221    316,221
Due to related parties..................................     115,741     95,012
Rents paid in advance and deposits......................      35,737     20,711
                                                          ---------- ----------
    Total liabilities...................................     471,028    434,600
Partners' capital.......................................   9,029,050  9,045,177
                                                          ---------- ----------
                                                          $9,500,078 $9,479,777
                                                          ========== ==========


                See accompanying notes to financial statements.

                             CNL INCOME FUND, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                  Year Ended December 31,
                                              --------------------------------
                                                 1997       1996       1995
                                              ---------- ---------- ----------
Revenues:
  Rental income from operating leases........ $1,038,443 $1,115,530 $1,129,406
  Contingent rental income...................     22,205     56,409     35,176
  Interest and other income..................     22,210    101,293     13,011
                                              ---------- ---------- ----------
                                               1,082,858  1,273,232  1,177,593
                                              ---------- ---------- ----------
Expenses:
  General operating and administrative.......     86,780     92,462     84,700
  Professional services......................     12,772     13,262     14,465
  Real estate taxes..........................      3,929      4,009     13,746
  State and other taxes......................      5,138      5,260      5,357
  Depreciation and amortization..............    208,807    210,206    210,197
                                              ---------- ---------- ----------
                                                 317,426    325,199    328,465
                                              ---------- ---------- ----------
Income Before Equity in Earnings of Joint
 Ventures and
 Gain on Sale of Land and Building...........    765,432    948,033    849,128
Equity in Earnings of Joint Ventures.........    250,142    116,076    112,974
Gain on Sale of Land and Building............    233,183     19,000        --
                                              ---------- ---------- ----------
Net Income................................... $1,248,757 $1,083,109 $  962,102
                                              ========== ========== ==========
Allocation of Net Income:
  General partners........................... $   11,577 $   10,641 $    9,621
  Limited partners...........................  1,237,180  1,072,468    952,481
                                              ---------- ---------- ----------
                                              $1,248,757 $1,083,109 $  962,102
                                              ========== ========== ==========
Net Income Per Limited Partner Unit.......... $    41.24 $    35.75 $    31.75
                                              ========== ========== ==========
Weighted Average Number of Limited Partner
 Units Outstanding...........................     30,000     30,000     30,000
                                              ========== ========== ==========


                See accompanying notes to financial statements.

                             CNL INCOME FUND, LTD.
                        (A Florida Limited Partnership)

                        STATEMENTS OF PARTNERS' CAPITAL

                  Years Ended December 31, 1997, 1996 and 1995

                              General Partners                       Limited Partners
                          ------------------------- ----------------------------------------------------
                                        Accumulated                              Accumulated Syndication
                          Contributions  Earnings   Contributions Distributions   Earnings      Costs       Total
                          ------------- ----------- ------------- -------------  ----------- -----------  ----------
Balance, December 31,
 1994...................    $193,400     $ 96,520    $13,314,525  $(12,164,195)  $ 9,752,623 $(1,663,140) $9,529,733
Distributions to limited
 partners ($42.16 per
 limited partner unit)..         --           --             --     (1,264,883)          --          --   (1,264,883)
Net income..............         --         9,621            --            --        952,481         --      962,102
                            --------     --------    -----------  ------------   ----------- -----------  ----------
Balance, December 31,
 1995...................     193,400      106,141     13,314,525   (13,429,078)   10,705,104  (1,663,140)  9,226,952
Distributions to limited
 partners ($42.16 per
 limited partner unit)..         --           --             --     (1,264,884)          --          --   (1,264,884)
Net income..............         --        10,641            --            --      1,072,468         --    1,083,109
                            --------     --------    -----------  ------------   ----------- -----------  ----------
Balance, December 31,
 1996...................     193,400      116,782     13,314,525   (14,693,962)   11,777,572  (1,663,140)  9,045,177
Distributions to limited
 partners ($42.16 per
 limited partner unit)..         --           --             --     (1,264,884)          --          --   (1,264,884)
Net income..............         --        11,577            --            --      1,237,180         --    1,248,757
                            --------     --------    -----------  ------------   ----------- -----------  ----------
Balance, December 31,
 1997...................    $193,400     $128,359    $13,314,525  $(15,958,846)  $13,014,752 $(1,663,140) $9,029,050
                            ========     ========    ===========  ============   =========== ===========  ==========



                See accompanying notes to financial statements.

                             CNL INCOME FUND, LTD.
                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOWS

                                                 Year Ended December 31,
                                             ----------------------------------
                                                1997        1996        1995
                                             ----------  ----------  ----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
 Cash received from tenants................  $1,227,883  $1,096,290  $1,152,159
 Distributions from joint ventures.........     152,019     133,296     129,006
 Cash paid for expenses....................     (84,642)   (106,546)   (110,488)
 Interest received.........................      21,556       9,648      11,837
                                             ----------  ----------  ----------
  Net cash provided by operating activi-
   ties....................................   1,316,816   1,132,688   1,182,514
                                             ----------  ----------  ----------
Cash Flows from Investing Activities:
 Proceeds from sale of land and building...     793,009      20,000         --
 Additions to land and building............    (863,135)        --          --
 Return of capital from joint venture......     472,373         --          --
 Investment in joint venture...............    (303,419)        --          --
 Increase in restricted cash...............    (126,009)        --          --
                                             ----------  ----------  ----------
  Net cash provided by (used in) investing
   activities..............................     (27,181)     20,000         --
                                             ----------  ----------  ----------
Cash Flows from Financing Activities:
 Proceeds from loan from corporate general
  partner..................................     133,000      83,100         --
 Repayment of loan from corporate general
  partner..................................    (133,000)    (83,100)        --
 Contributions from general partner                 --          --          --
 Distributions to limited partners.........  (1,264,884) (1,264,884) (2,164,568)
                                             ----------  ----------  ----------
  Net cash used in financing activities....  (1,264,884) (1,264,884) (2,164,568)
                                             ----------  ----------  ----------
Net Increase (Decrease) in Cash and Cash
 Equivalents...............................      24,751    (112,196)   (982,054)
Cash and Cash Equivalents at Beginning of
 Year......................................     159,379     271,575   1,253,629
                                             ----------  ----------  ----------
Cash and Cash Equivalents at End of Year...  $  184,130  $  159,379  $  271,575
                                             ==========  ==========  ==========
Reconciliation of Net Income to Net Cash
 Provided by
 Operating Activities:
 Net income................................  $1,248,757  $1,083,109  $  962,102
                                             ----------  ----------  ----------
Adjustments to reconcile net income to net
 cash provided by
 operating activities:
 Depreciation..............................     206,307     207,706     207,697
 Amortization..............................       2,500       2,500       2,500
 Equity in earnings of joint ventures, net
  of distributions.........................     (98,123)     17,220      16,032
 Gain on sale of land and building.........    (233,183)    (19,000)        --
 Decrease (increase) in receivables........     158,360    (151,105)    (16,414)
 Increase in prepaid expenses..............        (524)       (650)     (1,252)
 Decrease (increase) in accrued rental in-
  come.....................................      (3,706)      1,234      (2,081)
 Increase (decrease) in accounts payable
  and accrued expenses.....................         673     (11,712)        458
 Increase in due to related parties........      20,729      19,873       8,389
 Increase (decrease) in rents paid in ad-
  vance and deposits.......................      15,026     (16,487)      5,083
                                             ----------  ----------  ----------
  Total adjustments........................      68,059      49,579     220,412
                                             ----------  ----------  ----------
Net Cash Provided by Operating Activities..  $1,316,816  $1,132,688  $1,182,514
                                             ==========  ==========  ==========
Supplemental Schedule of Non-Cash Financing
 Activities:
 Distributions declared and unpaid at De-
  cember 31................................  $  316,221  $  316,221  $  316,221
                                             ==========  ==========  ==========

                See accompanying notes to financial statements.

                             CNL INCOME FUND, LTD.
                        (A Florida Limited Partnership)

                         NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1997, 1996 and 1995

1. Significant Accounting Policies

   Organization and Nature of Business--CNL Income Fund, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are generally leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using the operating method. Under the operating method, land and building leases are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

   Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date.

   When the properties are sold, the related cost and accumulated depreciation plus any accrued rental income, will be removed from the accounts and gains or losses from sales will be reflected in income. The general partners of the Partnership review the properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and the allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership's investments in Sand Lake Road Joint Venture, Orange Avenue Joint Venture, Seventh Avenue Joint Venture, and a property in Vancouver, Washington, held as tenants-in-common with affiliates, are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

                             CNL INCOME FUND, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

1. Significant Accounting Policies--Continued

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Lease Costs--Lease incentive costs and brokerage and legal fees associated with negotiating new leases are amortized over the terms of the new leases using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases

   The Partnership leases its land and buildings primarily to operators of national and regional fast-food restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The leases have been classified as operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant generally pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two or three successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at December 31:

                                                            1997        1996
                                                         ----------  ----------
   Land................................................. $3,999,700  $3,973,607
   Buildings............................................  6,358,678   6,226,321
                                                         ----------  ----------
                                                         10,358,378  10,199,928
   Less accumulated depreciation........................ (2,172,913) (2,108,774)
                                                         ----------  ----------
                                                         $8,185,465  $8,091,154
                                                         ==========  ==========

   In June 1996, the Partnership sold a small, undeveloped portion of the land relating to its property in Mesquite, Texas. In connection therewith, the Partnership received net sales proceeds of $20,000, and recognized a gain for financial reporting purposes, of $19,000.

                             CNL INCOME FUND, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

3. Land and Buildings on Operating Leases--Continued

   In August 1997, the Partnership sold its property in Casa Grande, Arizona, to a third party for $840,000 and received net sales proceeds (net of $2,691 which represents prorated rent returned to the tenant) of $793,009, resulting in a gain of $233,183 for financial reporting purposes. This property was originally acquired by the Partnership in December 1986 and had a cost of approximately $667,300, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $128,400 in excess of its original purchase price. In October 1997, the Partnership reinvested the majority of the net sales proceeds in a property located in Camp Hill, Pennsylvania.

   Certain leases provide for escalating guaranteed minimum rents throughout the lease terms. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997 and 1995, the Partnership recognized $3,706 and $2,081, respectively, of such income. For the year ended December 31, 1996, rental payments received exceeded the rental income recognized on a straight-line basis by $1,234.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1997:

   1998.............................................................. $  936,961
   1999..............................................................    911,652
   2000..............................................................    911,305
   2001..............................................................    887,428
   2002..............................................................    481,464
   Thereafter........................................................  3,394,672
                                                                      ----------
                                                                      $7,523,482
                                                                      ==========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Investment in and Due from Joint Ventures

   In August 1997, Seventh Avenue Joint Venture, in which the Partnership owned a 50 percent interest, sold its property to its tenant for $950,000, and received net sales proceeds (net of $2,678 which represents prorated rent returned to the tenant) of $944,747, resulting in a gain to the joint venture of approximately $295,100 for financial reporting purposes. The property was originally acquired by Seventh Avenue Joint Venture in June 1986 and had a total cost of approximately $770,000, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the joint venture sold the property for approximately $177,400 in excess of its original purchase price. During 1997, as a result of the sale of the property, the joint venture was dissolved in accordance with the joint venture agreement. As a result, the Partnership received approximately $472,400, representing its pro-rata share of the net sales proceeds received by the joint venture.

   In December 1997, the Partnership acquired a property in Vancouver, Washington, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1997, the Partnership owned a 12.17% interest in this property.

                             CNL INCOME FUND, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

4. Investment in and Due from Joint Ventures--Continued

   As of December 31, 1997, the Partnership had a 50 percent interest in the profits and losses of Orange Avenue Joint Venture and Sand Lake Road Joint Venture, and owned a 12.17% interest in a property in Vancouver, Washington, as tenants-in-common. These joint ventures, and the Partnership and affiliates, as tenants-in-common, each own and lease one property to an operator of national fast-food or family-style restaurants. The following presents the combined, condensed financial information for the joint ventures and the property held as tenants-in-common with affiliates at December 31:

                                                           1997       1996
                                                        ---------- ----------
   Land and buildings on operating leases, less
    accumulated depreciation........................... $3,338,774 $1,750,065
   Cash................................................      1,636     11,934
   Receivables.........................................        --      18,456
   Accrued rental income...............................        --      16,620
   Liabilities.........................................      1,677     30,232
   Partners' capital...................................  3,338,733  1,766,843
   Revenues............................................    246,236    277,652
   Gain on sale of land and building...................    295,080        --
   Net income..........................................    500,285    232,152

   The Partnership recognized income totalling $250,142, $116,076 and $112,974 for the years ended December 31, 1997, 1996 and 1995, respectively, from these joint ventures.

   The investment in and due from joint ventures included $27,682 at December 31, 1996, which was due from Seventh Avenue Joint Venture as a result of an underpayment of distributions to the Partnership.

5. Restricted Cash

   As of December 31, 1997, the remaining net sales proceeds of $126,009 from the sale of the property in Casa Grande, Arizona, plus accrued interest of $3,248, were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional property.

6. Receivables

   In March 1996, the Partnership accepted a promissory note from the tenant of the property in Mesquite, Texas, in the amount of $156,308, for past due rental and other amounts, and real estate taxes previously paid by the Partnership on behalf of the tenant. Payments were due in 60 monthly installments of $3,492, including interest at a rate of 11 percent per annum, and collections commenced on June 1, 1996. Receivables at December 31, 1996, included $150,787 of such amounts, including accrued interest of $5,657 and late fees of $1,222. In January 1997, the Partnership collected the full amount of the promissory note.

7. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, noncumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

                             CNL INCOME FUND, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

7. Allocations and Distributions--Continued

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their cumulative 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During each of the years ended December 31, 1997 and 1996, the Partnership declared distributions to the limited partners of $1,264,884, and during the year ended December 31, 1995, the Partnership declared distributions to the limited partners of $1,264,883. Distributions for the year ended December 31, 1994, included $861,500 as a result of the distribution of net sales proceeds from the sale of the property in Fairfield, California, which were treated as a return of capital for purposes of calculating the limited partners' cumulative 10% Preferred Return. As a result of the return of capital, the amount of the limited partners' adjusted capital contributions (which generally is the limited partners' capital contributions, less distributions from the sale of a property that are considered to be a return of capital) was decreased; therefore, the amount of the limited partners' adjusted capital contributions on which the 10% Preferred Return is calculated was lowered accordingly. No distributions have been made to the general partners to date.

8. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1997        1996       1995
                                             ----------  ----------  --------
   Net income for financial reporting
    purposes................................ $1,248,757  $1,083,109  $962,102
   Depreciation for tax reporting purposes
    in excess of depreciation for financial
    reporting purposes......................   (104,279)   (108,995) (109,002)
   Gain on sale of land and building for
    financial reporting purposes in excess
    of gain for tax reporting purposes......   (233,183)        --        --
   Equity in earnings of joint ventures for
    financial reporting purposes in excess
    of equity in earnings of joint ventures
    for tax reporting purposes..............    (18,410)    (17,987)  (14,739)
   Accrued rental income....................     (3,706)      1,234    (2,081)
   Rents paid in advance....................     15,026     (16,487)    5,083
   Allowance for doubtful accounts..........      1,679    (120,724)   22,392
                                             ----------  ----------  --------
   Net income for federal income tax
    purposes................................ $  905,884  $  820,150  $863,755
                                             ==========  ==========  ========

9. Related Party Transactions

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the parent company of CNL Securities Corp. and CNL Fund Advisors, Inc. James M. Seneff, Jr. is director and chief executive officer of CNL Securities Corp. and is director, chairman of the board of directors and chief executive officer of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne,

                             CNL INCOME FUND, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

is director and president of CNL Securities Corp., is director, vice chairman of the board of directors and treasurer of CNL Fund Advisors, Inc. and served as president of CNL Fund Advisors, Inc through October 1997.

9. Related Party Transactions--Continued

   During the years ended December 31, 1997, 1996 and 1995, certain Affiliates acted as manager of the Partnership's properties pursuant to a property management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliates an annual, noncumulative, subordinated property management fee of one-half of one percent of the Partnership assets under management (valued at cost) annually. The property management fee is limited to one percent of the sum of gross operating revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross operating revenues from joint ventures or competitive fees for comparable services. In addition, these fees will be incurred and will be payable only after the limited partners receive their aggregate, noncumulative 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners do not receive their 10% Preferred Return in any particular year, no management fees will be due or payable for such year. As a result of such threshold, no management fees were incurred during the years ended December 31, 1997, 1996 and 1995.

   Certain Affiliates are also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliates provide a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate, cumulative 10% Preferred Return, plus their adjusted capital contributions. No deferred, subordinated real estate disposition fees were incurred for the years ended December 31, 1997, 1996 and 1995.

   During the years ended December 31, 1997, 1996 and 1995, the Affiliates provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $57,679, $67,685 and $58,543 for the years ended December 31, 1997, 1996 and 1995, respectively, for such services.

   The due to related parties consisted of the following at December 31:

                                                                 1997    1996
                                                               -------- -------
   Due to Affiliates:
    Deferred, subordinated real estate disposition fee........ $ 66,750 $66,750
    Expenditures incurred on behalf of the Partnership........   17,902   9,527
    Accounting and administrative services....................   31,089  18,735
                                                               -------- -------
                                                               $115,741 $95,012
                                                               ======== =======

   The deferred, subordinated real estate disposition fees are the result of the Partnership's sale of two properties in prior years. These fees will not be paid until after the limited partners have received their cumulative 10% Preferred Return, plus their adjusted capital contributions, as described above.

10. Concentration of Credit Risk

   The following schedule presents total rental income from individual lessees, each representing more than ten percent of the Partnership's total rental income (including the Partner-ship's share of rental income from

                             CNL INCOME FUND, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

joint ventures and the property held as tenants-in-common with an affiliate), for at least one of the years ended December 31:

                                                       1997     1996     1995
                                                     -------- -------- --------
   Golden Corral Corporation........................ $452,653 $452,653 $452,653
   Wendy's Inter national, Inc......................  164,857  212,322  206,805
   Restaurant Management Services, Inc..............  128,737  129,633  124,315

10. Concentration of Credit Risk--Continued

   In addition, the following schedule presents total rental income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental income (including the Partnership's share of rental income from joint ventures and the property held as tenant-in-common with an affiliate), for at least one of the years ended December 31:

                                                      1997     1996     1995
                                                    -------- -------- --------
   Golden Corral Family Steakhouse Restaurants..... $452,653 $452,653 $452,653
   Wendy's Old Fashioned Hamburger Restaurants.....  443,335  507,642  582,315
   Popeyes Famous Fried Chicken....................  128,737  129,633  124,315

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

                            CNL INCOME FUND II, LTD.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           -----
Condensed Balance Sheets as of September 30, 1998 and December 31, 1997..   F-89

Condensed Statements of Income for the Quarters and Nine Months Ended
 September 30, 1998 and 1997.............................................   F-90

Condensed Statements of Partner's Capital for the Nine Months Ended
 September 30, 1998 and for the Year Ended December 31, 1997.............   F-91

Condensed Statements of Cash Flows for the Nine Months Ended September
 30, 1998 and 1997.......................................................   F-92

Notes to Condensed Financial Statements for the Quarters and Nine Months
 Ended September 30, 1998 and 1997.......................................   F-93

Report of Independent Accountants........................................   F-95

Balance Sheets as of December 31, 1997 and 1996..........................   F-96

Statements of Income for the Years Ended December 31, 1997, 1996 and
 1995....................................................................   F-97

Statements of Partner's Capital for the Years Ended December 31, 1997,
 1996 and 1995...........................................................   F-98

Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 1995....................................................................   F-99

Notes to Financial Statements for the Years Ended December 31, 1997, 1996
 and 1995................................................................  F-100

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                      September 30, December 31,
                                                          1998          1997
                                                      ------------- ------------
                       ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $3,549,043 and
 $3,302,095.........................................   $12,917,620  $13,164,568
Investment in joint ventures........................     4,360,442    3,568,155
Mortgage note receivable............................        28,731       42,734
Cash and cash equivalents...........................       850,422      470,194
Restricted cash.....................................           --     2,470,175
Receivables, less allowance for doubtful accounts of
 $70,868 and $83,254................................        57,717       80,577
Prepaid expenses....................................         7,601        5,510
Lease costs, less accumulated amortization of
 $14,156 and $11,520................................         6,407        9,043
Accrued rental income...............................       168,738      148,103
                                                       -----------  -----------
                                                       $18,397,678  $19,959,059
                                                       ===========  ===========
         LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................   $    18,197  $     7,170
Accrued and escrowed real estate taxes payable......         5,417        4,656
Distributions payable...............................       515,625      594,000
Due to related parties..............................       175,399      126,284
Rents paid in advance and deposits..................        26,975       25,300
                                                       -----------  -----------
    Total liabilities...............................       741,613      757,410
Partners' capital...................................    17,656,065   19,201,649
                                                       -----------  -----------
                                                       $18,397,678  $19,959,059
                                                       ===========  ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                          Quarter Ended     Nine Months Ended
                                          September 30,       September 30,
                                        ----------------- ----------------------
                                          1998     1997      1998        1997
                                        -------- -------- ----------  ----------
Revenues:
  Rental income from operating
   leases.............................  $450,831 $522,972 $1,321,975  $1,567,356
  Contingent rental income............     1,445   22,393      1,445      22,393
  Interest and other income...........    17,361   17,521     60,100      34,466
                                        -------- -------- ----------  ----------
                                         469,637  562,886  1,383,520   1,624,215
                                        -------- -------- ----------  ----------
Expenses:
  General operating and
   administrative.....................    65,025   33,496    129,895      93,225
  Bad debt expense....................       --       --         --       18,033
  Professional services...............     5,119    3,557     30,759      13,907
  Real estate taxes...................       --       --         --        1,259
  State and other taxes...............       --       --      14,732      10,403
  Depreciation and amortization.......    82,960  101,486    249,584     312,034
                                        -------- -------- ----------  ----------
                                         153,104  138,539    424,970     448,861
                                        -------- -------- ----------  ----------
Income Before Equity in Earnings of
 Joint Ventures, Gain on Sale of Land
 and Buildings and Real Estate
 Disposition Fees.....................   316,533  424,347    958,550   1,175,354
Equity in Earnings of Joint Ventures..   104,979   40,610    319,894     333,517
Gain on Sale of Land and Buildings....       --   301,901        --      460,152
Real Estate Disposition Fees..........       --       --     (45,150)        --
                                        -------- -------- ----------  ----------
Net Income............................  $421,512 $766,858 $1,233,294  $1,969,023
                                        ======== ======== ==========  ==========
Allocation of Net Income:
  General partners....................  $  4,214 $  5,636 $   12,783  $   17,583
  Limited partners....................   417,298  761,222  1,220,511   1,951,440
                                        -------- -------- ----------  ----------
                                        $421,512 $766,858 $1,233,294  $1,969,023
                                        ======== ======== ==========  ==========
Net Income Per Limited Partner Unit...  $   8.35 $  15.22 $    24.41  $    39.03
                                        ======== ======== ==========  ==========
Weighted Average Number of Limited
 Partner Units Outstanding............    50,000   50,000     50,000      50,000
                                        ======== ======== ==========  ==========


                See accompanying notes to financial statements.

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                               Nine Months Ended  Year Ended
                                                 September 30,   December 31,
                                                     1998            1997
                                               ----------------- ------------
General partners:
  Beginning balance...........................    $   373,111     $   342,375
  Net income..................................         12,783            30,736
                                                  -----------    -----------
                                                      385,894        373,111
                                                  -----------    -----------
Limited partners:
  Beginning balance...........................     18,828,538      17,595,394
  Net income..................................      1,220,511        3,609,144
  Distributions ($55.58 and $47.52 per limited
   partner unit, respectively)................     (2,778,878)     (2,376,000)
                                                  -----------    -----------
                                                   17,270,171      18,828,538
                                                  -----------    -----------
Total partners' capital.......................    $17,656,065     $19,201,649
                                                  ===========    ===========



                See accompanying notes to financial statements.

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                         Nine Months Ended
                                                           September 30,
                                                      ------------------------
                                                         1998         1997
                                                      -----------  -----------
Increase (Decrease) in Cash and Cash Equivalents:
  Net Cash Provided by Operating Activities.......... $ 1,601,005  $ 1,579,694
                                                      -----------  -----------
  Cash Flows from Investing Activities:
    Proceeds from sale of land and building..........         --     1,259,417
    Additions to land and buildings on operating
     leases..........................................         --       (29,526)
    Return of capital from joint venture.............         --       124,440
    Investment in joint ventures.....................    (834,888)         --
    Collections on mortgage note receivable..........      13,694          --
    Decrease (increase) in restricted cash...........   2,457,670   (1,259,417)
    Payment of lease costs...........................         --        (4,507)
                                                      -----------  -----------
      Net cash provided by investing activities......   1,636,476       90,407
                                                      -----------  -----------
  Cash Flows from Financing Activities:
    Proceeds from loans from corporate general part-
     ner.............................................         --       721,000
    Repayment of loans from corporate general part-
     ner.............................................         --      (721,000)
    Distributions to limited partners................  (2,857,253)  (1,782,000)
                                                      -----------  -----------
      Net cash used in financing activities..........  (2,857,253)  (1,782,000)
                                                      -----------  -----------
Net Increase (Decrease) in Cash and Cash Equiva-
 lents...............................................     380,228     (111,899)
Cash and Cash Equivalents at Beginning of Period.....     470,194      318,756
                                                      -----------  -----------
Cash and Cash Equivalents at End of Period........... $   850,422  $   206,857
                                                      ===========  ===========
Supplemental Schedule of Non-Cash Investing and Fi-
 nancing Activities:
  Mortgage note accepted in exchange for sale of land
   and building...................................... $       --   $    42,000
                                                      ===========  ===========
  Deferred real estate disposition fees incurred and
   unpaid at end of period........................... $    45,150  $       --
                                                      ===========  ===========
  Distributions declared and unpaid at end of peri-
   od................................................ $   515,625  $   594,000
                                                      ===========  ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

           Quarters and Nine Months Ended September 30, 1998 and 1997

1. Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter and nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund II, Ltd. (the "Partnership") for the year ended December 31, 1997.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." The adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

2. Investment in Joint Ventures

   In January 1998, the Partnership acquired a 39.42% and a 13.38% interest in a property in Overland Park, Kansas, and a property in Memphis, Tennessee, respectively, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investments in these properties using the equity method since the Partnership shares control with affiliates, and amounts relating to its investments are included in investment in joint ventures.

   The following presents the combined, condensed financial information for all of the Partnership's investments in joint ventures and properties held as tenants-in-common at:

                                                   September 30, December 31,
                                                       1998          1997
                                                   ------------- ------------
   Land and buildings on operating leases, less
    accumulated depreciation......................  $8,457,326    $7,091,781
   Net investment in direct financing leases......   2,123,134       518,399
   Cash...........................................      37,273        56,815
   Receivables....................................          84         4,685
   Accrued rental income..........................     183,483       102,913
   Other assets...................................       1,056           418
   Liabilities....................................      38,145        31,673
   Partners' capital..............................  10,764,211     7,743,338
   Revenues.......................................     938,768       399,579
   Gain on sale of land and building..............         --        360,002
   Net income.....................................     780,857       687,021

   The Partnership recognized income totalling $319,894 and $333,517 for the nine months ended September 30, 1998 and 1997, respectively, from these joint ventures, $104,979 and $40,610 of which was earned for the quarters ended September 30, 1998 and 1997, respectively.

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

           Quarters and Nine Months Ended September 30, 1998 and 1997


3. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, noncumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their cumulative 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first on a pro rata basis to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During the nine months ended September 30, 1998 and 1997, the Partnership declared distributions to the limited partners of $2,778,878 and $1,782,000, respectively ($515,625 and $594,000 for each of the quarters ended September 30, 1998 and 1997, respectively). This represents distributions of $55.58 and $35.64 per unit for the nine months ended September 30, 1998 and 1997, respectively ($10.31 and $11.88 per unit for each of the quarters ended September 30, 1998 and 1997, respectively). Distributions for the nine months ended September 30, 1998, included $1,232,003 as a result of the distribution of net sales proceeds from the 1997 sale of the Properties in Avon Park, Florida and Farmington Hills, Michigan. This amount was applied toward the limited partners' 10% Preferred Return. No distributions have been made to the general partners to date.

4. Related Party Transactions

   An affiliate of the Partnership is entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the affiliate provides a substantial amount of services in connection with the sale. Payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. For the nine months ended September 30, 1998, the Partnership incurred $45,150 in deferred, subordinated, real estate disposition fees as a result of the 1997 sales of properties in Avon Park, Florida and Farmington Hills, Michigan. No deferred, subordinated, real estate disposition fees were incurred for the nine months ended September 30, 1997.

                       Report of Independent Accountants

To the Partners
CNL Income Fund II, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund II, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund II, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
February 2, 1998

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

                                 BALANCE SHEETS

                                                            December 31,
                                                       -----------------------
                                                          1997        1996
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation............................. $13,164,568 $16,803,789
Investment in joint ventures..........................   3,568,155   1,314,386
Mortgage note receivable..............................      42,734         --
Cash and cash equivalents.............................     470,194     318,756
Restricted cash.......................................   2,470,175         --
Receivables, less allowance for doubtful accounts of
 $83,254 and $126,036.................................      80,577      99,185
Prepaid expenses......................................       5,510       4,819
Lease costs, less accumulated amortization of $11,520
 and $7,537...........................................       9,043      13,026
Accrued rental income.................................     148,103     117,357
                                                       ----------- -----------
                                                       $19,959,059 $18,671,318
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $     7,170 $    12,188
Accrued construction costs payable....................         --       29,526
Accrued and escrowed real estate taxes payable........       4,656       6,449
Distributions payable.................................     594,000     594,000
Due to related parties................................     126,284      45,078
Rents paid in advance and deposits....................      25,300      46,308
                                                       ----------- -----------
    Total liabilities.................................     757,410     733,549
Partners' capital.....................................  19,201,649  17,937,769
                                                       ----------- -----------
                                                       $19,959,059 $18,671,318
                                                       =========== ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                   Year Ended December 31,
                                               --------------------------------
                                                  1997       1996       1995
                                               ---------- ---------- ----------
Revenues:
  Rental income from operating leases......... $2,024,119 $2,224,500 $2,207,971
  Contingent rental income....................     68,920     79,313     70,159
  Interest and other income...................     64,900     21,075     23,947
                                               ---------- ---------- ----------
                                                2,157,939  2,324,888  2,302,077
                                               ---------- ---------- ----------
Expenses:
  General operating and administrative........    137,924    131,628    121,317
  Professional services.......................     21,576     26,634     25,161
  Bad debt expense............................     27,965        --       4,745
  Real estate taxes...........................        410      4,647      3,588
  State and other taxes.......................     10,403      4,255      5,633
  Depreciation and amortization...............    399,820    421,759    456,793
                                               ---------- ---------- ----------
                                                  598,098    588,923    617,237
                                               ---------- ---------- ----------
Income Before Equity in Earnings of Joint
 Ventures, Gain on Sale of Land and Buildings
 and Lease Termination Income.................  1,559,841  1,735,965  1,684,840
Equity in Earnings of Joint Ventures..........    389,915    130,996    153,677
Gain on Sale of Land and Buildings............  1,476,124        --         --
Lease Termination Income......................    214,000        --         --
                                               ---------- ---------- ----------
Net Income.................................... $3,639,880 $1,866,961 $1,838,517
                                               ========== ========== ==========
Allocation of Net Income:
  General partners............................ $   30,736 $   18,670 $   18,385
  Limited partners............................  3,609,144  1,848,291  1,820,132
                                               ---------- ---------- ----------
                                               $3,639,880 $1,866,961 $1,838,517
                                               ========== ========== ==========
Net Income Per Limited Partner Unit........... $    72.18 $    36.97 $    36.40
                                               ========== ========== ==========
Weighted Average Number of Limited Partner
 Units Outstanding............................     50,000     50,000     50,000
                                               ========== ========== ==========


                See accompanying notes to financial statements.

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

                        STATEMENTS OF PARTNERS' CAPITAL

                  Years Ended December 31, 1997, 1996 and 1995

                                  General Partners                       Limited Partners
                              ------------------------- ----------------------------------------------------
                                            Accumulated                              Accumulated Syndication
                              Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                              ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31, 1994..    $162,000     $143,320    $25,000,000  $(17,941,377)  $14,310,170 $(2,689,822) $18,984,291
 Distributions to limited
  partners ($47.52 per
  limited partner unit).....         --           --             --     (2,376,000)          --          --    (2,376,000)
 Net income.................         --        18,385            --            --      1,820,132         --     1,838,517
                                --------     --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31, 1995..     162,000      161,705     25,000,000   (20,317,377)   16,130,302  (2,689,822)  18,446,808
 Distributions to limited
  partners ($47.52 per
  limited partner unit).....         --           --             --     (2,376,000)          --          --    (2,376,000)
 Net income.................         --        18,670            --            --      1,848,291         --     1,866,961
                                --------     --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31, 1996..     162,000      180,375     25,000,000   (22,693,377)   17,978,593  (2,689,822)  17,937,769
 Distributions to limited
  partners ($47.52 per
  limited partner unit).....         --           --             --     (2,376,000)          --          --    (2,376,000)
 Net income.................         --        30,736            --            --      3,609,144         --     3,639,880
                                --------     --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31, 1997..    $162,000     $211,111    $25,000,000  $(25,069,377)  $21,587,737 $(2,689,822) $19,201,649
                                ========     ========    ===========  ============   =========== ===========  ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOWS

                                                 Year Ended December 31,
                                             ----------------------------------
                                                1997        1996        1995
                                             ----------  ----------  ----------
Increase (Decrease) in Cash and Cash Equiv-
 alents:
 Cash Flows from Operating Activities:
  Cash received from tenants...............  $2,054,519  $2,295,531  $2,198,821
  Distributions from joint ventures........     147,995     164,718     181,908
  Cash paid for expenses...................     (80,744)   (130,042)   (229,879)
  Interest received........................      36,142      17,524      17,517
                                             ----------  ----------  ----------
   Net cash provided by operating activi-
    ties...................................   2,157,912   2,347,731   2,168,367
                                             ----------  ----------  ----------
 Cash Flows from Investing Activities:
  Proceeds from sale of land and build-
   ings....................................   4,659,078         --          --
  Proceeds received from tenant in connec-
   tion with termination of leases.........     214,000         --          --
  Additions to land and buildings on oper-
   ating leases............................     (29,526)    (11,107)     (4,323)
  Investment in joint ventures.............  (2,136,289)        --         (121)
  Return of capital from joint venture.....     124,440         --          --
  Decrease (increase) in restricted cash...  (2,457,670)     25,000     (25,000)
  Payment of lease costs...................      (4,507)     (1,930)    (12,426)
  Other....................................         --      (25,000)     25,000
                                             ----------  ----------  ----------
   Net cash provided by (used in) investing
    activities.............................     369,526     (13,037)    (16,870)
                                             ----------  ----------  ----------
 Cash Flows from Financing Activities:
  Proceeds from loans from corporate gen-
   eral partner............................     721,000     203,900         --
  Repayment of loans from corporate general
   partner.................................    (721,000)   (203,900)        --
  Distributions to limited partners........  (2,376,000) (2,376,000) (2,376,000)
                                             ----------  ----------  ----------
  Net cash used in financing activities....  (2,376,000) (2,376,000) (2,376,000)
                                             ----------  ----------  ----------
Net Increase (Decrease) in Cash and Cash
 Equivalents...............................     151,438     (41,306)   (224,503)
Cash and Cash Equivalents at Beginning of
 Year......................................     318,756     360,062     584,565
                                             ----------  ----------  ----------
Cash and Cash Equivalents at End of Year...  $  470,194  $  318,756  $  360,062
                                             ==========  ==========  ==========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income................................  $3,639,880  $1,866,961  $1,838,517
                                             ----------  ----------  ----------
 Adjustments to reconcile net income to net
  cash provided by operating activities:
  Depreciation.............................     395,837     417,776     417,614
  Amortization.............................       3,983       3,983      39,179
  Gain on sale of land and buildings.......  (1,476,124)        --          --
  Lease termination income.................    (214,000)        --          --
  Equity in earnings of joint ventures, net
   of distributions........................    (241,920)     33,722      28,231
  Decrease (increase) in receivables.......      23,799      (8,803)     (1,075)
  Increase in prepaid expenses.............        (691)     (1,570)     (2,211)
  Increase in accrued rental income........     (30,746)    (33,234)    (34,086)
  Decrease in other assets.................         --        1,750         --
  Increase (decrease) in accounts payable
   and accrued expenses....................      (2,304)      4,014     (21,043)
  Increase (decrease) in due to related
   parties.................................      81,206      35,824     (65,627)
  Increase (decrease) in rents paid in ad-
   vance and deposits......................     (21,008)     27,308     (31,132)
                                             ----------  ----------  ----------
   Total adjustments.......................  (1,481,968)    480,770     329,850
                                             ----------  ----------  ----------
Net Cash Provided by Operating Activities..  $2,157,912  $2,347,731  $2,168,367
                                             ==========  ==========  ==========
Supplemental Schedule of Non-Cash Investing
 and Financing Activities:
 Mortgage note accepted as consideration in
  sale of land and building................  $   42,000  $      --   $      --
                                             ==========  ==========  ==========
 Distributions declared and unpaid at De-
  cember 31................................  $  594,000  $  594,000  $  594,000
                                             ==========  ==========  ==========

                See accompanying notes to financial statements.

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

                         NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1997, 1996 and 1995

1. Significant Accounting Policies

   Organization and Nature of Business--CNL Income Fund II, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using the operating method. Under the operating method, land and building leases are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

   Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date.

   When the properties are sold, the related cost and accumulated depreciation plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review the properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, a loss will be recorded for the amount by which the carrying value of the asset exceeds its fair market value.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for uncollectible accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership's investments in Kirkman Road Joint Venture, Holland Joint Venture and Show Low Joint Venture, and the property in Arvada, Colorado, the property in Mesa, Arizona, the property in Smithfield, North Carolina, and the property in Vancouver, Washington, for which each property is held as tenants-in-common with affiliates, are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Lease Costs--Lease incentive costs and brokerage and legal fees associated with negotiating new leases are amortized over the terms of the new leases using the straight-line method. When a property is sold or a lease is terminated, the related lease cost, if any, net of accumulated amortization is removed from the accounts and charged against income.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases

   The Partnership leases its land or land and buildings primarily to operators of national and regional fast-food restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The leases have been classified as operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant generally pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to four successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


3. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1997         1996
                                                       -----------  -----------
   Land............................................... $ 6,608,400  $ 8,052,723
   Buildings..........................................   9,858,263   12,567,157
                                                       -----------  -----------
                                                        16,466,663   20,619,880
   Less accumulated depreciation......................  (3,302,095)  (3,816,091)
                                                       -----------  -----------
                                                       $13,164,568  $16,803,789
                                                       ===========  ===========

   In June 1997, the Partnership sold its property in Eagan, Minnesota, to the tenant, for $668,033 and received net sales proceeds of $665,882, of which $42,000 were in the form of a promissory note, resulting in a gain of $158,251 for financial reporting purposes. This property was originally acquired by the Partnership in August 1987 and had a cost of approximately $601,100, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $64,800 in excess of its original purchase price. In October 1997, the Partnership used the net sales proceeds to acquire a property in Mesa, Arizona, as tenants-in-common (see Note
4).

   In addition, during 1997, the Partnership sold its properties in Jacksonville, Plant City and Avon Park, Florida; its property in Mathis, Texas and two properties in Farmington Hills, Michigan to third parties for aggregate sales prices of $4,162,006 and received aggregate net sales proceeds (net of $18,430, which represents amounts due to the former tenant for prorated rent) of $4,035,196, resulting in aggregate gains of $1,317,873 for financial reporting purposes. These six properties were originally acquired by the Partnership during 1987 and had aggregate costs of approximately $3,338,800, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold these six properties for approximately $714,400, in the aggregate, in excess of their original aggregate purchase prices. During 1997, the Partnership reinvested approximately $1,512,400 of these net sales proceeds in a property in Vancouver, Washington, and a property in Smithfield, North Carolina, as tenants-in-common with affiliates of the General Partners (see
Note 4). In January 1998, the Partnership reinvested a portion of these net sales proceeds in a property in Overland Park, Kansas, and a property in Memphis, Tennessee, as tenants-in-common with affiliates of the General Partners (see Note 12). In connection with the sale of both of the Farmington Hills, Michigan properties, the Partnership also received $214,000 as a lease termination fee from the former tenant in consideration of the Partnership's releasing the tenant from its obligation under the terms of the leases.

   Some of the leases provide for escalating guaranteed minimum rents throughout the lease terms. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997, 1996 and 1995, the Partnership recognized $30,746, $33,234 and $34,086, respectively, of such income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1997:

   1998............................................................. $ 1,621,842
   1999.............................................................   1,609,878
   2000.............................................................   1,538,676
   2001.............................................................   1,554,429
   2002.............................................................   1,387,650
   Thereafter.......................................................   6,256,157
                                                                     -----------
                                                                     $13,968,632
                                                                     ===========

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Investment in Joint Ventures

   The Partnership has a 50 percent interest, a 49 percent interest and a 64 percent interest in the profits and losses of Kirkman Road Joint Venture, Holland Joint Venture and Show Low Joint Venture, respectively. The remaining interests in Holland Joint Venture and Show Low Joint Venture are held by affiliates of the Partnership which have the same general partners. The Partnership also has a 33.87% interest in a property in Arvada, Colorado, with an affiliate of the Partnership that has the same general partners, as tenants-in-common. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate. Amounts relating to its investment are included in investment in joint ventures.

   In January 1997, Show Low Joint Venture, in which the Partnership owns a 64 percent interest, sold its property to the tenant for $970,000, resulting in a gain to the joint venture of approximately $360,000 for financial reporting purposes. The property was originally contributed to Show Low Joint Venture in July 1990 and had a total cost of approximately $663,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the joint venture sold the property for approximately $306,500 in excess of its original purchase price.

   In June 1997, Show Low Joint Venture reinvested $782,413 of the net sales proceeds in a Darryl's property in Greensboro, North Carolina. As of December 31, 1997, the Partnership had received approximately $124,400 representing a return of capital for its pro-rata share of the uninvested net sales proceeds. As of December 31, 1997, the Partnership owned a 64 percent interest in the profits and losses of the joint venture.

   In October 1997, the Partnership used the net sales proceeds from the sale of the property in Eagan, Minnesota (see Note 3) to acquire a property in Mesa, Arizona, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1997, the Partnership owned a 57.77% interest in this property.

   In December 1997, the Partnership used the net sales proceeds from the sale of one of the properties in Farmington Hills, Michigan, to acquire a property in Smithfield, North Carolina, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1997, the Partnership owned a 47 percent interest in this property.

   In addition, in December 1997, the Partnership used the net sales proceeds from the sale of the property in Plant City, Florida, to acquire a property in Vancouver, Washington, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1997, the Partnership owned a 37.01% interest in this property.

   Kirkman Road Joint Venture, Holland Joint Venture, Show Low Joint Venture and the Partnership and affiliates, as tenants-in-common in four separate tenancy-in-common arrangements, each own and lease one

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

property to an operator of national fast-food or family-style restaurants. The following presents the combined, condensed financial information for the joint ventures and the four properties held as tenants-in-common with affiliates at December 31:

                                                            1997       1996
                                                         ---------- ----------
   Land and buildings on operating leases, less accumu-
    lated depreciation.................................  $7,091,781 $2,664,752
   Net investment in direct financing lease............     518,399        --
   Cash................................................      56,815     21,905
   Receivables.........................................       4,685      9,980
   Accrued rental income...............................     102,913     70,782
   Other assets........................................         418     44,263
   Liabilities.........................................      31,673     28,558
   Partners' capital...................................   7,743,338  2,783,124
   Revenues............................................     399,579    363,338
   Gain on sale of land and building...................     360,002        --
   Net income..........................................     687,021    250,026

   The Partnership recognized income totalling $389,915, $130,996 and $153,677 for the years ended December 31, 1997, 1996 and 1995, respectively, from these joint ventures and the properties held as tenants-in-common with affiliates.

5. Mortgage Note Receivable

   In connection with the sale in June 1997 of its property in Eagan, Minnesota, the Partnership accepted a promissory note in the amount of $42,000. The promissory note bears interest at a rate of 10.50% per annum, is collateralized by personal property and is being collected in 18 monthly installments of interest only and thereafter, the entire principal balance shall become due. As of December 31, 1997, the mortgage note receivable balance was $42,734, including accrued interest of $734.

6. Restricted Cash

   As of December 31, 1997, remaining net sales proceeds of $2,470,175 from the sales of several properties (see Note 3) including accrued interest of $12,505, were being held in interest-bearing escrow accounts pending the release of funds by the escrow agent to acquire additional properties on behalf of the Partnership and to distribute net sales proceeds to the limited partners.

7. Receivables

   In March 1996, the Partnership accepted a promissory note from the former tenant of the property in Gainesville, Texas, in the amount of $96,502, representing past due rental and other amounts, which had been included in receivables and for which the Partnership had established an allowance for doubtful accounts, and real estate taxes previously recorded as an expense by the Partnership. Payments are due in 60 monthly installments of $2,156, including interest at a rate of 11 percent per annum, commencing on June 1, 1996. Due to the uncertainty of the collectibility of this note, the Partnership established an allowance for doubtful accounts and is recognizing income as collected. As of December 31, 1997 and 1996, the balances in the allowance for doubtful accounts of $74,590 and $92,987, respectively, including accrued interest of $2,654 and $3,493, respectively, represents the uncollected amounts under this promissory note.

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


8. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, noncumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their cumulative 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first on a pro rata basis to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During each of the years ended December 31, 1997, 1996 and 1995, the Partnership declared distributions to the limited partners of $2,376,000. No distributions have been made to the general partners to date.

9. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1997        1996        1995
                                             ----------  ----------  ----------
   Net income for financial reporting
    purposes...............................  $3,639,880  $1,866,961  $1,838,517
   Depreciation for financial reporting
    purposes in excess of depreciation for
    tax reporting purposes.................      19,440      20,922      20,840
   Gain on sale of land and buildings for
    financial reporting purposes in excess
    of gain for tax reporting purposes.....    (638,739)        --          --
   Equity in earnings of joint ventures for
    tax reporting purposes less than equity
    in earnings of joint ventures for
    financial reporting purposes...........    (146,161)     (1,240)     (7,297)
   Allowance for doubtful accounts.........     (42,782)     25,225       2,449
   Accrued rental income...................     (30,746)    (33,234)    (34,086)
   Rents paid in advance...................     (21,008)     22,508     (34,132)
                                             ----------  ----------  ----------
   Net income for federal income tax
    purposes...............................  $2,779,884  $1,901,142  $1,786,291
                                             ==========  ==========  ==========

10. Related Party Transactions

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the parent company of CNL Securities Corp. and CNL Fund Advisors, Inc. James M. Seneff, Jr. is director and chief executive officer of CNL Securities Corp. and is director, chairman of the board of directors and chief executive officer of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, is director and president of CNL Securities Corp., is director, vice chairman of the board of directors and treasurer of CNL Fund Advisors, Inc. and served as president of CNL Fund Advisors, Inc. through October 1997.

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


   During the years ended December 31, 1997, 1996 and 1995, certain Affiliates acted as manager of the Partnership's Properties pursuant to a property management agreement with the Partnership. In connection therewith, the Partnership agreed to pay Affiliates an annual, noncumulative, subordinated property management fee of one-half of one percent of the Partnership assets under management (valued at cost) annually. The property management fee is limited to one percent of the sum of gross operating revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross operating revenues from joint ventures and the property held as tenants-in-common with an affiliate or competitive fees for comparable services. In addition, these fees will be incurred and will be payable only after the limited partners receive their aggregate, noncumulative 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners do not receive their 10% Preferred Return in any particular year, no property management fees will be due or payable for such year. As a result of such threshold no property management fees were incurred during the years ended December 31, 1997, 1996 and 1995.

   Certain Affiliates are also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliates provide a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate, cumulative 10% Preferred Return, plus their adjusted capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1997, 1996 and 1995, the Affiliates provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $78,139, $79,624 and $81,023 for the years ended December 31, 1997, 1996 and 1995, respectively, for such services.

   The due to related parties consisted of the following at December 31:

                                                                 1997    1996
                                                               -------- -------
   Due to Affiliates:
     Expenditures incurred on behalf of the Partnership....... $ 59,608 $21,079
     Accounting and administrative services...................   66,676  23,999
                                                               -------- -------
                                                               $126,284 $45,078
                                                               ======== =======

   During 1997, the Partnership acquired a property in Mesa, Arizona, as tenants-in-common with an affiliate of the general partners, for a purchase price of $630,554 from CNL BB Corp., also an affiliate of the general partners. CNL BB Corp. had purchased and temporarily held title to this property in order to facilitate the acquisition of the property by the Partnership. The purchase price paid by the Partnership represented the Partnership's percent of interest in the costs incurred by CNL BB Corp. to acquire and carry the property, including closing costs.

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


11. Concentration of Credit Risk

   The following schedule presents total rental income from individual lessees, each representing more than ten percent of the Partnerships' total rental income (including the Partnership's share of rental income from joint ventures and the four properties held as tenants-in-common with affiliates) for at least one of the years ended December 31:

                                                       1997     1996     1995
                                                     -------- -------- --------
   Golden Corral Corporation........................ $408,333 $403,875 $410,226
   Restaurant Management Services, Inc..............  251,480  243,270  243,358

   In addition, the following schedule presents total rental income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental income (including the Partnership's share of rental income from joint ventures and four properties held as tenants-in-common with affiliates) for at least one of the years ended December 31:

                                                      1997     1996     1995
                                                    -------- -------- --------
   Golden Corral Family Steakhouse Restaurants..... $408,333 $403,875 $410,226
   Wendy's Old Fashioned Hamburger Restaurants.....  381,567  421,165  412,949
   KFC.............................................  278,348  358,463  352,939
   Popeyes Famous Fried Chicken Restaurants........  251,480  243,270  243,358
   Denny's.........................................  221,580  388,050  372,639

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

12. Subsequent Events

   In January 1998, the Partnership acquired a property in Overland Park, Kansas, as tenants-in-common with affiliates of the general partners. In connection therewith, the Partnership contributed approximately $634,100 for a 39.42% interest in such property. The Partnership will account for its investment in this property using the equity method since the Partnership will share control with affiliates.

   In addition, in January 1998, the Partnership acquired a property in Memphis, Tennessee, as tenants-in-common with affiliates of the general partners. In connection therewith, the Partnership contributed $201,300 for a 13.38% interest in such property. The Partnership will account for its investment in this property using the equity method since the Partnership will share control with affiliates.

                           CNL INCOME FUND III, LTD.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           -----
Condensed Balance Sheets as of September 30, 1998 and December 31, 1997..  F-109

Condensed Statements of Income for the Quarters and Nine Months Ended
 September 30, 1998 and 1997.............................................  F-110

Condensed Statements of Partner's Capital for the Nine Months Ended
 September 30, 1998 and for the Year Ended December 31, 1997.............  F-111

Condensed Statements of Cash Flows for the Nine Months Ended September
 30, 1998 and 1997.......................................................  F-112

Notes to Condensed Financial Statements for the Quarters and Nine Months
 Ended September 30, 1998 and 1997.......................................  F-113

Report of Independent Accountants........................................  F-117

Balance Sheets as of December 31, 1997 and 1996..........................  F-118

Statements of Income for the Years Ended December 31, 1997, 1996 and
 1995....................................................................  F-119

Statements of Partner's Capital for the Years Ended December 31, 1997,
 1996 and 1995...........................................................  F-120

Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 1995....................................................................  F-121

Notes to Financial Statements for the Years Ended December 31, 1997, 1996
 and 1995................................................................  F-122

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                      September 30, December 31,
                                                          1998          1997
                                                      ------------- ------------
                       ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 land and buildings.................................   $11,923,109  $14,635,583
Investment in direct financing leases...............       916,580      926,862
Investment in joint ventures........................     2,093,452    1,179,762
Mortgage note receivable............................           --       681,687
Cash and cash equivalents...........................     1,726,345      493,118
Restricted cash.....................................           --       251,879
Receivables, less allowance for doubtful accounts of
 $152,230 and $154,469..............................        40,088      102,420
Prepaid expenses....................................         8,310       14,361
Lease costs, less accumulated amortization of $2,762
 in 1997............................................           --         9,238
Accrued rental income, less allowance for doubtful
 accounts of $14,735 and $15,384....................        85,729      154,738
Other assets........................................        29,354       29,354
                                                       -----------  -----------
                                                       $16,822,967  $18,479,002
                                                       ===========  ===========
         LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................   $     1,192  $     5,219
Accrued and escrowed real estate taxes payable......        11,011       11,897
Distributions payable...............................       500,000      594,000
Due to related parties..............................       146,825       97,388
Rents paid in advance and deposits..................        37,763       20,745
                                                       -----------  -----------
  Total liabilities.................................       696,791      729,249
Minority interest...................................       136,402      138,617
Partners' capital...................................    15,989,774   17,611,136
                                                       -----------  -----------
                                                       $16,822,967  $18,479,002
                                                       ===========  ===========

                See accompanying notes to financial statements.

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                      Quarter Ended       Nine Months Ended
                                      September 30,         September 30,
                                    ------------------  ----------------------
                                      1998      1997       1998        1997
                                    --------  --------  ----------  ----------
Revenues:
  Rental income from operating
   leases.........................  $351,021  $460,694  $1,175,634  $1,490,536
  Adjustments to accrued rental
   income.........................   (29,474)      --      (80,800)        --
  Earned income from direct fi-
   nancing leases.................    33,613    34,101     101,222     102,631
  Interest and other income.......    22,875    37,122     103,546      82,031
                                    --------  --------  ----------  ----------
                                     378,035   531,917   1,299,602   1,675,198
                                    --------  --------  ----------  ----------
Expenses:
  General operating and adminis-
   trative........................    32,218    31,361     102,940     104,699
  Professional services...........     6,650     4,583      31,706      19,983
  Real estate taxes...............     1,886     4,229       9,421      11,789
  State and other taxes...........       530       --       12,250       9,924
  Depreciation and amortization...    72,026    90,917     236,345     278,778
                                    --------  --------  ----------  ----------
                                     113,310   131,090     392,662     425,173
                                    --------  --------  ----------  ----------
Income Before Minority Interest in
 Income of Consolidated Joint
 Venture, Equity in Losses of
 Unconsolidated Joint Ventures,
 Gain on Sale of Land and
 Buildings and Provision for Loss
 on Land and Buildings............   264,725   400,827     906,940   1,250,025
Minority Interest in Income of
 Consolidated Joint Venture.......    (4,352)   (4,352)    (12,933)    (12,933)
Equity in Losses of Unconsolidated
 Joint Ventures...................   (75,617)   (9,494)    (34,343)    (12,496)
Gain on Sale of Land and Build-
 ings.............................       --        --      596,586     969,052
Provision for Loss on Land and
 Buildings........................   (99,865)      --      (99,865)    (32,819)
                                    --------  --------  ----------  ----------
Net Income........................  $ 84,891  $386,981  $1,356,385  $2,160,829
                                    ========  ========  ==========  ==========
Allocation of Net Income:
  General partners................  $    (11) $  3,870  $   11,479  $   16,113
  Limited partners................    84,902   383,111   1,344,906   2,144,716
                                    --------  --------  ----------  ----------
                                    $ 84,891  $386,981  $1,356,385  $2,160,829
                                    ========  ========  ==========  ==========
Net Income Per Limited Partner
 Unit.............................  $   1.70  $   7.66  $    26.90  $    42.89
                                    ========  ========  ==========  ==========
Weighted Average Number of Limited
 Partner Units Outstanding........    50,000    50,000      50,000      50,000
                                    ========  ========  ==========  ==========

                See accompanying notes to financial statements.

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                 Nine Months Ended  Year Ended
                                                   September 30,   December 31,
                                                       1998            1997
                                                 ----------------- ------------
General partners:
  Beginning balance.............................    $   339,611    $   321,305
  Net income....................................         11,479         18,306
                                                    -----------    -----------
                                                        351,090        339,611
                                                    -----------    -----------
Limited partners:
  Beginning balance.............................     17,271,525     17,273,996
  Net income....................................      1,344,906      2,373,529
  Distributions ($59.55 and $47.52 per limited
   partner unit, respectively)..................     (2,977,747)    (2,376,000)
                                                    -----------    -----------
                                                     15,638,684     17,271,525
                                                    -----------    -----------
Total partners' capital.........................    $15,989,774    $17,611,136
                                                    ===========    ===========



                See accompanying notes to financial statements.

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                         Nine Months Ended
                                                           September 30,
                                                      ------------------------
                                                         1998         1997
                                                      -----------  -----------
Increase (Decrease) in Cash and Cash Equivalents:
  Net Cash Provided by Operating Activities.......... $ 1,376,910  $ 1,500,218
                                                      -----------  -----------
  Cash Flows from Investing Activities:
    Proceeds from sale of land and buildings.........   3,214,616    2,811,159
    Additions to land and buildings on operating
     leases..........................................    (150,000)  (1,272,960)
    Investment in joint ventures.....................  (1,045,511)    (511,667)
    Collections on mortgage note receivable..........     678,730        3,100
    Decrease (increase) in restricted cash...........     245,377     (159,912)
                                                      -----------  -----------
      Net cash provided by investing activities......   2,943,212      869,720
                                                      -----------  -----------
  Cash Flows from Financing Activities:
    Proceeds from loans from corporate general part-
     ner.............................................         --        37,000
    Repayment of loans from corporate general part-
     ner.............................................         --       (37,000)
    Distributions to limited partners................  (3,071,747)  (1,782,000)
    Distributions to holders of minority interest....     (15,148)     (15,031)
                                                      -----------  -----------
      Net cash used in financing Activities..........  (3,086,895)  (1,797,031)
                                                      -----------  -----------
Net Increase in Cash and Cash Equivalents............   1,233,227      572,907
Cash and Cash Equivalents at Beginning of Period.....     493,118       57,751
                                                      -----------  -----------
Cash and Cash Equivalents at End of Period........... $ 1,726,345  $   630,658
                                                      ===========  ===========
Supplemental Schedule of Non-Cash Investing and
 Financing Activities:
  Mortgage note accepted in exchange for sale of land
   and building...................................... $       --   $   685,000
                                                      ===========  ===========
  Deferred real estate disposition fees incurred and
   unpaid at end of period........................... $    53,400  $    15,150
                                                      ===========  ===========
  Distributions declared and unpaid at end of peri-
   od................................................ $   500,000  $   594,000
                                                      ===========  ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

           Quarters and Nine Months Ended September 30, 1998 and 1997

1. Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter and nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund III, Ltd. (the "Partnership") for the year ended December 31, 1997.

   The Partnership accounts for its 69.07% interest in Tuscawilla Joint Venture using the consolidation method. Minority interest represents the minority joint venture partners' proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

   Certain items in the prior year's financial statements have been reclassified to conform to 1998 presentation. These reclassifications had no effect on partners' capital or net income.

2. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at:

                                                    September 30, December 31,
                                                        1998          1997
                                                    ------------- ------------
   Land............................................  $ 6,123,402  $ 7,325,960
   Buildings.......................................    8,720,879   10,891,910
                                                     -----------  -----------
                                                      14,844,281   18,217,870
   Less accumulated depreciation...................   (2,821,307)  (3,341,624)
                                                     -----------  -----------
                                                      12,022,974   14,876,246
   Less allowance for loss on land and building....      (99,865)    (240,663)
                                                     -----------  -----------
                                                     $11,923,109  $14,635,583
                                                     ===========  ===========

   During the nine months ended September 30, 1998, the Partnership sold its properties in Daytona Beach, Fernandina Beach and Punta Gorda, Florida, and Hagerstown, Maryland, for a total of approximately $3,280,000 and received net sales proceeds of $3,214,616, resulting in a total gain of $596,586 for financial

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

           Quarters and Nine Months Ended September 30, 1998 and 1997

reporting purposes. In connection with the sales of the properties in Daytona Beach and Fernandina Beach, Florida, the Partnership incurred deferred, subordinated, real estate disposition fees of $53,400 (see Note 6).

   In September 1998, the Partnership entered into a new lease agreement for the Golden Corral property located in Stockbridge, Georgia. In connection therewith, the Partnership funded $150,000 in renovation costs.

   As of December 31, 1997, the Partnership had established an allowance for loss on land and building of $240,663 for the property in Hagerstown, Maryland. The allowance represented the difference between the net carrying value at December 31, 1997 and the estimate of net realizable value of the property. The Partnership sold this property during the nine months ended September 30, 1998, as described above.

   In addition, during the nine months ended September 30, 1998, the Partnership established an allowance for loss on land and building of $99,865, for financial reporting purposes, relating to the property located in Hazard, Kentucky. The allowance represents the difference between the net carrying value of the property at September 30, 1998 and the current estimate of net realizable value for the property.

3. Investment in Joint Ventures

   In January 1998, the Partnership acquired a 25.84% interest in a property located in Overland Park, Kansas, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures.

   In May 1998, the Partnership entered into a joint venture arrangement, RTO Joint Venture, with an affiliate of the general partners, to construct and hold one restaurant property. As of September 30, 1998, the Partnership had contributed $629,925 to purchase land and pay for construction relating to the joint venture. The Partnership has agreed to contribute approximately $36,100 in additional construction costs to the joint venture. When construction is completed, the Partnership will have an approximate 47 percent interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with an affiliate.

   The following presents the combined, condensed financial information for all of the Partnership's investments in joint ventures and properties held as tenants-in-common at:

                                                   September 30, December 31,
                                                       1998          1997
                                                   ------------- ------------
   Land and buildings on operating leases, less
    accumulated depreciation and allowance for
    loss on land and building.....................  $3,580,196    $3,152,962
   Net investment in direct financing leases......   3,406,017     1,003,680
   Cash...........................................      18,304        16,481
   Accrued rental income..........................      48,509        11,621
   Other assets...................................       3,368         1,480
   Liabilities....................................     123,346        18,722
   Partners' capital..............................   6,933,048     4,167,502
   Revenues.......................................     423,873        82,837
   Provision for loss on land and building........    (139,266)     (147,039)
   Net income (loss)..............................     222,725      (157,912)

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

           Quarters and Nine Months Ended September 30, 1998 and 1997


   The Partnership recognized losses totalling $34,343 and $12,496 for the nine months ended September 30, 1998 and 1997, respectively, from these joint ventures, of which losses totaling $75,617 and $9,494 were incurred during the quarters ended September 30, 1998 and 1997, respectively.

4. Mortgage Note Receivable

   In connection with the sale of the property in Roswell, Georgia, in June 1997, the Partnership accepted a promissory note in the principal sum of $685,000 collateralized by a mortgage on the property. During the nine months ended September 30, 1998, the Partnership collected the full amount of the outstanding mortgage note receivable balance.

   The mortgage note receivable consisted of the following at:

                                                      September 30, December 31,
                                                          1998          1997
                                                      ------------- ------------
     Principal balance...............................     $--         $678,730
     Accrued interest receivable.....................      --            2,957
                                                          ----        --------
                                                          $--         $681,687
                                                          ====        ========

5. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return") on a noncumulative basis.

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with the 10% Preferred Return on a cumulative basis, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable.

   Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During the nine months ended September 30, 1998 and 1997, the Partnership declared distributions to the limited partners of $2,977,747 and $1,782,000, respectively ($500,000 and $594,000 for the quarters ended September 30, 1998 and 1997, respectively). This represents distributions of $59.55 and $35.64 per unit for the nine months ended September 30, 1998 and 1997, respectively ($10.00 and $11.88 per unit for the quarters ended September 30, 1998 and 1997, respectively). Distributions for the nine months ended September 30, 1998, included $1,477,747 as a result of the distribution of net sales proceeds from the sale of the properties in Fernandina Beach and Daytona Beach, Florida. This amount was applied toward the limited partners' cumulative 10% Preferred Return. No distributions have been made to the general partners to date.

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

           Quarters and Nine Months Ended September 30, 1998 and 1997


6. Related Party Transactions

   An affiliate of the Partnership is entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the affiliate provides a substantial amount of services in connection with the sale. Payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate cumulative 10% Preferred Return, plus their adjusted capital contributions. For the nine months ended September 30, 1998 and 1997, the Partnership incurred $53,400 and $15,150, respectively, in deferred, subordinated, real estate disposition fees as a result of the sale of properties in 1998 and 1997.

                       Report of Independent Accountants

To the Partners
CNL Income Fund III, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund III, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund III, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
January 31, 1998

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                                 BALANCE SHEETS

                                                             December 31,
                                                        -----------------------
                                                           1997        1996
                        ASSETS                          ----------- -----------
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 land and building..................................... $14,635,583 $16,483,532
Net investment in direct financing leases..............     926,862     938,918
Investment in joint ventures...........................   1,179,762     643,912
Mortgage note receivable...............................     681,687         --
Cash and cash equivalents..............................     493,118      57,751
Restricted cash........................................     251,879         --
Receivables, less allowance for doubtful accounts of
 $154,469 and $70,142..................................     102,420     321,831
Prepaid expenses.......................................      14,361       6,898
Lease costs, less accumulated amortization of $2,762
 and $2,162............................................       9,238       9,838
Accrued rental income, less allowance for doubtful
 accounts of $15,384 in 1997...........................     154,738     114,738
Other assets...........................................      29,354      31,489
                                                        ----------- -----------
                                                        $18,479,002 $18,608,907
                                                        =========== ===========
           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................... $     5,219 $    14,183
Accrued and escrowed real estate taxes payable.........      11,897      72,827
Distributions payable..................................     594,000     594,000
Due to related parties.................................      97,388     102,859
Rents paid in advance and deposits.....................      20,745      88,325
Total liabilities......................................     729,249     872,194
Minority interest......................................     138,617     141,412
Partners' capital......................................  17,611,136  17,595,301
                                                        ----------- -----------
                                                        $18,479,002 $18,608,907
                                                        =========== ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                Year Ended December 31,
                                            ----------------------------------
                                               1997        1996        1995
                                            ----------  ----------  ----------
Revenues:
  Rental income from operating leases.....  $1,859,911  $2,184,460  $2,115,798
  Earned income from direct Financing
   leases.................................      70,575      89,390      72,202
  Contingent rental income................     157,648     157,993     143,039
  Interest and other income...............     100,816      26,496      22,386
                                            ----------  ----------  ----------
                                             2,188,950   2,458,339   2,353,425
                                            ----------  ----------  ----------
Expenses:
  General operating and administrative....     140,886     147,840     131,071
  Professional services...................      27,314      50,064      28,758
  Bad debt expense........................      32,360         924      11,418
  Real estate taxes.......................      47,165       1,973      50,815
  State and other taxes...................       9,924      11,973      11,322
  Depreciation and amortization...........     368,782     425,366     434,492
                                            ----------  ----------  ----------
                                               626,431     638,140     667,876
                                            ----------  ----------  ----------
Income Before Minority Interest in Income
 of Consolidated Joint Venture, Equity in
 Earnings (Loss) of Unconsolidated Joint
 Ventures, Gain on Sale of Land and
 Buildings And Provision for Loss on Land
 and Building.............................   1,562,519   1,820,199   1,685,549
Minority Interest in Income of Consoli-
 dated Joint Ventures.....................     (17,285)    (17,282)    (17,205)
Equity in Earnings (Loss) of Unconsoli-
 dated Joint Venture......................    (148,170)     11,740      22,015
Gain on Sale of Land and Buildings........   1,027,590         --          --
Provision for Loss on Land and Building...     (32,819)        --     (207,844)
                                            ----------  ----------  ----------
Net Income................................  $2,391,835  $1,814,657  $1,482,515
                                            ==========  ==========  ==========
Allocation of Net Income:
  General partners........................  $   18,306  $   18,147  $   13,906
  Limited partners........................   2,373,529   1,796,510   1,468,609
                                            ----------  ----------  ----------
                                            $2,391,835  $1,814,657  $1,482,515
                                            ==========  ==========  ==========
Net Income Per Limited Partner Unit.......  $    47.47  $    35.93  $    29.37
                                            ==========  ==========  ==========
Weighted Average Number of Limited Partner
 Units Outstanding........................      50,000      50,000      50,000
                                            ==========  ==========  ==========

                See accompanying notes to financial statements.

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                        STATEMENTS OF PARTNERS' CAPITAL

                  Years Ended December 31, 1997, 1996 and 1995

                         General Partners                  Limited Partners
                         ----------------- -------------------------------------------------
                                  Accumu-                              Accumu-
                         Contri-   lated     Contri-     Distri-        lated    Syndication
                         butions  Earnings   butions     butions      Earnings      Costs        Total
                         -------- -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1994................... $161,500 $127,752 $25,000,000 $(16,021,640) $12,647,415 $(2,864,898) $19,050,129
 Distributions to
  limited partners
  ($47.52 per limited
  partner unit).........      --       --          --    (2,376,000)         --          --    (2,376,000)
 Net income.............      --    13,906         --           --     1,468,609         --     1,482,515
Balance, December 31,
 1995...................  161,500  141,658  25,000,000  (18,397,640)  14,116,024  (2,864,898)  18,156,644
 Distributions to
  limited partners
  ($47.52 per limited
  partner unit).........      --       --          --    (2,376,000)         --          --    (2,376,000)
 Net income.............      --    18,147         --           --     1,796,510         --     1,814,657
Balance, December 31,
 1996...................  161,500  159,805  25,000,000  (20,773,640)  15,912,534  (2,864,898)  17,595,301
 Distributions to
  limited partners
  ($47.52 per limited
  partner unit).........      --       --          --    (2,376,000)         --          --    (2,376,000)
 Net income.............      --    18,306         --           --     2,373,529         --     2,391,835
Balance, December 31,
 1997................... $161,500 $178,111 $25,000,000 $(23,149,640) $18,286,063 $(2,864,898) $17,611,136
                         ======== ======== =========== ============  =========== ===========  ===========



                See accompanying notes to financial statements.

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1997         1996         1995
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows From Operating Activities:
 Cash received from tenants.............  $ 2,268,568  $ 2,226,794  $ 2,340,729
 Distributions from unconsolidated joint
  ventures..............................       19,647       31,670       47,499
 Cash paid for expenses.................     (325,067)    (175,148)    (198,797)
 Interest received......................       58,541        8,438       14,006
                                          -----------  -----------  -----------
  Net cash provided by operating
   activities...........................    2,021,689    2,091,754    2,203,437
                                          -----------  -----------  -----------
 Cash Flows From Investing Activities:
 Proceeds from sale of land and
  buildings.............................    3,023,357          --           --
 Deposit received on sale of land
  parcel................................          --        51,400          --
 Additions to land and buildings........   (1,272,960)         --           --
 Investment in joint ventures...........     (703,667)         --           --
 Collections on note receivable.........        6,270          --           --
 Increase in restricted cash............     (245,377)         --           --
 Decrease (increase) in other assets....        2,135       (2,135)         --
                                          -----------  -----------  -----------
  Net cash provided by investing
   activities...........................      809,758       49,265          --
                                          -----------  -----------  -----------
 Cash Flows From Financing Activities:
 Proceeds from loans from corporate
  general partner.......................      117,000      661,400          --
 Repayment of loans from corporate
  general partner.......................     (117,000)    (661,400)         --
 Distributions to holder of minority
  interest..............................      (20,080)     (20,082)     (19,997)
 Distributions to limited partners......   (2,376,000)  (2,376,000)  (2,376,000)
                                          -----------  -----------  -----------
  Net cash used in Financing
   activities...........................   (2,396,080)  (2,396,082)  (2,395,997)
                                          -----------  -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents............................      435,367     (255,063)    (192,560)
Cash and Cash Equivalents at Beginning
 of Year................................       57,751      312,814      505,374
Cash and Cash Equivalents at End of
 Year...................................  $   493,118  $    57,751  $   312,814
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income.............................  $ 2,391,835  $ 1,814,657  $ 1,482,515
                                          -----------  -----------  -----------
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
 Depreciation...........................      368,182      424,766      433,892
 Amortization...........................          600          600          600
 Minority interest in income of
  consolidated joint venture............       17,285       17,282       17,205
 Equity in earnings of unconsolidated
  joint ventures, net of distributions..      167,817       19,930       25,484
 Gain on sale of land and buildings.....   (1,027,590)         --           --
 Provision for loss on land and
  building..............................       32,819          --       207,844
 Decrease (increase) in receivables.....      214,793     (215,193)       9,339
 Decrease in net investment in direct
  financing leases......................       12,056        7,331        5,358
 Increase in prepaid expenses...........       (7,463)      (1,297)      (1,778)
 Decrease (increase) in accrued rental
  income................................      (40,000)     (32,667)       7,161
 Decrease in accounts payable and
  accrued expenses......................      (71,844)      (4,732)     (21,689)
 Increase (decrease) in due to related
  parties...............................      (20,621)      48,944       51,578
 Increase (decrease) in rents paid in
  advance and deposits..................      (16,180)      12,133      (14,072)
                                          -----------  -----------  -----------
  Total adjustments.....................     (370,146)     277,097      720,922
                                          -----------  -----------  -----------
Net Cash Provided by Operating
 Activities.............................  $ 2,021,689  $ 2,091,754  $ 2,203,437
                                          ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Investing and Financing Activities:
 Mortgage note accepted as consideration
  in sale of land and building..........  $   685,000  $       --   $       --
 Deferred real estate disposition fee
  incurred and unpaid at December 31....  $    15,150  $       --   $       --
 Distributions declared and unpaid at
  December 31...........................  $   594,000  $   594,000  $   594,000
                                          ===========  ===========  ===========

                See accompanying notes to financial statements.

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                         NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1997, 1996 and 1995

1. Significant Accounting Policies

   Organization and Nature of Business--CNL Income Fund III, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, will be removed from the accounts and gains or losses from sales will be reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs. If an impairment is indicated, the assets are adjusted to their fair value.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995


   Investment in Joint Ventures--The Partnership accounts for its 69.07% interest in Tuscawilla Joint Venture using the consolidation method. Minority interest represents the minority joint venture partners' proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   The Partnership's investment in Titusville Joint Venture and a property in each of Englewood, Colorado and Miami, Florida, held as tenants-in-common with affiliates, is accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Lease Costs--Brokerage fees associated with negotiating a new lease are amortized over the term of the new lease using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases

   The Partnership leases its land and buildings primarily to operators of national and regional fast-food restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The leases generally are classified as operating leases, however, a few of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portion of these leases are operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant generally pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

and extended coverage. The lease options generally allow tenants to renew the leases for two or four successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases

     Land and buildings on operating leases consisted of the following at December 31:

                                                         1997         1996
                                                      -----------  -----------
     Land............................................ $ 7,325,960  $ 7,835,279
     Buildings.......................................  10,891,910   12,467,020
                                                      -----------  -----------
                                                       18,217,870   20,619,880
     Less accumulated depreciation...................  (3,341,624)  (3,610,923)
                                                      -----------  -----------
     Less allowance for loss on land and building....    (240,663)    (207,844)
                                                      -----------  -----------
                                                      $14,635,583  $16,483,532
                                                      ===========  ===========

   In 1995, the Partnership recorded an allowance for loss on land and building in the amount of $207,844 for financial reporting purposes for the Po Folks property in Hagerstown, Maryland. In addition, during 1997, the Partnership increased the allowance for loss on land and building by an additional $32,819 for such property. The allowance represents the difference between (i) the property's carrying value at December 31, 1997 and 1995, and (ii) the estimated net realizable value of the property based on the anticipated sales price relating to this property as of such dates.

   In January 1997, the Partnership sold its property in Chicago, Illinois, to a third party, for $505,000 and received net sales proceeds of $496,418, resulting in a gain of $3,827 for financial reporting purposes. The Partnership used $452,000 of the net sales proceeds to pay liabilities of the Partnership, including quarterly distributions to the limited partners. The balance of the funds were used to pay past due real estate taxes relating to this property incurred by the Partnership as a result of the former tenant declaring bankruptcy.

   In March 1997, the Partnership sold its property in Bradenton, Florida, to the tenant, for $1,332,154 and received net sales proceeds (net of $4,330 which represents real estate tax amounts due from tenant) of $1,305,671, resulting in a gain of $361,368 for financial reporting purposes. This property was originally acquired by the Partnership in June 1988 and had a cost of approximately $1,080,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $229,500 in excess of its original purchase price. In June 1997, the Partnership reinvested approximately $1,276,000 of the net sales proceeds received in a property in Fayetteville, North Carolina.

   In April 1997, the Partnership sold its property in Kissimmee, Florida, to a third party, for $692,400 and received net sales proceeds of $673,159, resulting in a gain of $271,929 for financial reporting purposes. This property was originally acquired by the Partnership in March 1988 and had a cost of approximately $474,800, excluding acquisition fees and miscellaneous acquisition expense; therefore, the Partnership sold the property for approximately $196,400 in excess of its original purchase price. In July 1997, the Partnership reinvested approximately $511,700 of these net sales proceeds in a property located in Englewood, Colorado, as tenants-in-common with an affiliate of the general partners (see Note 5).

   In April 1996, the Partnership received $51,400 as partial settlement in a right of way taking relating to a parcel of land of the property in Plant City, Florida. In April 1997, the Partnership received the remaining proceeds of $73,600 finalizing the sale of the land parcel. In connection therewith, the Partnership recognized a gain of $94,320 for financial reporting purposes.

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995


   In addition, in June 1997, the Partnership sold its property in Roswell, Georgia, to a third party for $985,000 and received net sales proceeds of $942,981, resulting in a gain of $237,608 for financial reporting purposes. This property was originally acquired by the Partnership in June 1988 and had a cost of approximately $775,200, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $167,800 in excess of its original purchase price. In connection therewith, the Partnership received $257,981 in cash and accepted the remaining sales proceeds in the form of a promissory note in the principal sum of $685,000 (see Note 6). In addition, in December 1997, the Partnership reinvested approximately $192,000 of the net sales proceeds in a property located in Miami, Florida, as tenants-in-common, with an affiliate of the general partners (see Note 5).

   In October 1997, the Partnership sold its property in Mason City, Iowa, to the tenant for $218,790 and received net sales proceeds (net of $511 which represents prorated rent returned to the tenant) of $216,528, resulting in a gain of $58,538 for financial reporting purposes. This property was originally acquired by the Partnership in March 1988 and had a cost of approximately $190,300, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $26,700 in excess of its original purchase price.

   Some leases provide for escalating guaranteed minimum rents throughout the lease terms. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997, 1996 and 1995, the Partnership recognized $40,000, $32,667 and
$27,669, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1997:

     1998........................................................... $ 1,534,701
     1999...........................................................   1,547,630
     2000...........................................................   1,547,630
     2001...........................................................   1,552,155
     2002...........................................................   1,529,200
     Thereafter.....................................................   8,374,163
                                                                     -----------
                                                                     $16,085,479
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease term. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenants' gross sales.

4. Net Investment in Direct Financing Leases

   The following lists the components of net investment in direct financing leases at December 31:

                                                          1997         1996
                                                       -----------  -----------
   Minimum lease payments receivable.................. $ 2,191,519  $ 2,340,192
   Estimated residual value...........................     239,432      239,432
   Less unearned income...............................  (1,504,089)  (1,640,706)
                                                       -----------  -----------
   Net investment in direct financing leases.......... $   926,682  $   938,918
                                                       ===========  ===========

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995
   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1997:

     1998............................................................ $  148,672
     1999............................................................    148,672
     2000............................................................    148,672
     2001............................................................    148,672
     2002............................................................    148,672
     Thereafter......................................................  1,448,159
                                                                      ----------
                                                                      $2,191,519
                                                                      ==========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

5. Investment in Joint Ventures

   The Partnership has a 73.4% interest in the profits and losses of Titusville Joint Venture which is accounted for using the equity method. The remaining interest in the Titusville Joint Venture is held by an affiliate of the Partnership which has the same general partners.

   In July 1997, the Partnership acquired a property in Englewood Colorado, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1997, the Partnership owned a 32.77% interest in this property.

   In addition, in December 1997, the Partnership acquired a property in Miami, Florida, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1997, the Partnership owned a 9.84% interest in this property.

   Titusville Joint Venture and the Partnership and affiliates, as tenants-in-common in two separate tenancy-in-common arrangements, each own and lease one property to operators of national fast-food or family-style restaurants. The following presents the joint venture's condensed financial information at December 31:

                                                               1997       1996
                                                            ----------  --------
   Land and building on operating leases, less accumulated
    depreciation and allowance for loss on land and
    building..............................................  $3,152,962  $822,072
   Net investment in direct financing leases..............   1,003,680       --
   Cash...................................................      16,481     9,677
   Receivables............................................         --     11,233
   Accrued rental income..................................      11,621    17,700
   Other assets...........................................       1,480    29,631
   Liabilities............................................      18,722     9,665
   Partners' capital......................................   4,167,502   880,648
   Revenues...............................................      82,837    51,778
   Net income (loss)......................................    (157,912)   15,995

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995
   The Partnership recognized a loss totalling $148,170 for the year ended December 31, 1997 and income of $11,740 and $22,015 for the years ended December 31, 1996 and 1995, respectively, from these joint ventures.

6. Mortgage Note Receivable

   In connection with the sale of the property in Roswell, Georgia, in June 1997, the Partnership accepted a promissory note in the principal sum of $685,000 collateralized by a mortgage on the property. The promissory note bears interest at a rate of nine percent per annum and is being collected in 36 monthly installments of $6,163, including interest, with a balloon payment of $642,798 due in July 2000.

   The mortgage note receivable consisted of the following at December 31:

                                                                    1997    1996
                                                                  --------- ----
   Principal balance............................................. $ 678,730 $--
   Accrued interest receivable...................................     2,957  --
                                                                  --------- ---
                                                                  $ 681,687 $--
                                                                  ========= ===

   The general partners believe that the estimated fair value of the mortgage note receivable at December 31, 1997, approximates the outstanding principal amount based on estimated current rates at which similar loans would be made to borrowers with similar credit and for similar maturities.

7. Receivables

   During 1996, the Partnership terminated its lease with the former tenant of its properties in Hagerstown, Maryland. In connection therewith, the Partnership wrote off approximately $238,300 included in receivables relating to both the Denny's and Po Folks properties in Hagerstown, Maryland, and the related allowance for doubtful accounts. In October 1996, the Partnership entered into a lease agreement with a new tenant to operate the Denny's restaurant located on the Partnership's property and accepted a promissory note from the current tenant whereby $25,000, which had been included in receivables for past due rents from the former tenant, was converted to a loan receivable held by the Partnership to facilitate the asset purchase agreement between the former and current tenants. The promissory note bears interest of ten percent per annum and is being collected in 36 equal monthly installments of $807 and commenced in October 1996. Receivables at December 31, 1997 and 1996, include $16,318 and $23,240, respectively, including accrued interest of $164 and $50, respectively, relating to the promissory note.

8. Restricted Cash

   As of December 31, 1997, net sales proceeds of $245,377 from the sale of the property in Bradenton, Florida and Mason City, Iowa, plus accrued interest of $6,502, were being held in interest-bearing escrow accounts pending the release of funds by the escrow agent to acquire additional properties on behalf of the Partnership.

9. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, noncumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their cumulative 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During each of the years ended December 31, 1997, 1996 and 1995, the Partnership declared distributions to the limited partners of $2,376,000. No distributions have been made to the general partners to date.

10. Income Taxes

     The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1997        1996        1995
                                             ----------  ----------  ----------
Net income for financial reporting purpos-
 es........................................  $2,391,835  $1,814,657  $1,482,515
Depreciation for tax reporting purposes in
 excess of depreciation for financial
 reporting purposes........................     (21,782)     (9,754)       (628)
Allowance for loss on land and building....      32,819         --      207,844
Direct financing leases recorded as
 operating leases for tax reporting
 purposes..................................      12,056       7,330       5,358
Gain on sale of land for tax reporting pur-
 poses.....................................         --       20,724         --
Gain on sale of land and buildings for
 financial reporting purposes in excess of
 gain on sale for tax reporting
 purposes..................................    (689,281)        --          --
Equity in earnings of joint ventures for
 tax reporting purposes in excess of (less
 than) equity in earnings of joint ventures
 for financial reporting purposes..........     140,707      (1,329)     (1,769)
Allowance for doubtful accounts............      84,326    (283,135)     42,770
Accrued rental income......................     (40,000)    (32,667)      7,161
Rents paid in advance......................     (16,680)     12,133     (14,572)
Minority interest in timing differences of
 consolidated joint venture................        (133)       (162)       (106)
                                             ----------  ----------  ----------
Net income for federal income tax purpos-
 es........................................  $1,893,867  $1,527,797  $1,728,573
                                             ==========  ==========  ==========

11. Related Party Transactions

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the parent company of CNL Securities Corp. and CNL Fund Advisors, Inc. James M. Seneff, Jr. is director and chief executive officer of CNL Securities Corp. and is director, chairman of the board of directors and chief executive officer of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, is director and president of CNL Securities Corp., is director, vice chairman of the board of directors and treasurer of CNL Fund Advisors, Inc. and served as president of CNL Fund Advisors, Inc. through October 1997.

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995
   During the years ended December 31, 1997, 1996 and 1995, certain Affiliates acted as manager of the Partnership's properties pursuant to a property management agreement with the Partnership. In connection therewith, the Partnership agreed to pay Affiliates an annual, noncumulative, subordinated management fee of one-half of one percent of the Partnership assets under management (valued at cost) annually. The property management fee is limited to one percent of the sum of gross operating revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross operating revenues from joint ventures or competitive fees for comparable services. In addition, these fees will be incurred and will be payable only after the limited partners receive their aggregate, noncumulative 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners do not receive their 10% Preferred Return in any particular year, no property management fees will be due or payable for such year. As a result of such threshold, no property management fees were incurred during the years ended December 31, 1997, 1996 and 1995.

   Certain Affiliates are also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-percent of the sales price if the Affiliates provide a substantial amount of services in connection with the sales. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. During the year ended December 31, 1997, the Partnership incurred $15,150 in deferred, subordinated real estate disposition fees as a result of the Partnership's sale of the Property in Chicago, Illinois. No deferred, subordinated real estate disposition fees were incurred for the years ended December 31, 1996 and 1995.

   During the years ended December 31, 1997, 1996 and 1995, the Affiliates provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $87,056, $85,906 and $78,597 for the years ended December 31, 1997, 1996 and 1995, respectively, for such services.

   The due to related parties consisted of the following at December 31:

                                                                1997     1996
                                                              -------- --------
Due to Affiliates:
  Expenditures incurred on behalf of the Partnership......... $ 38,492 $ 56,942
  Accounting and administrative services.....................   43,746   45,917
  Deferred, subordinated real estate disposition fee.........   15,150      --
                                                              -------- --------
                                                              $ 97,388 $102,859
                                                              ======== ========

12. Concentration of Credit Risk

   For the years ended December 31, 1997, 1996 and 1995, rental income from Golden Corral Corporation was $474,553, $490,196 and $470,952, respectively, representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of rental and earned income from the joint venture and the properties held as tenants-in-common with affiliates).

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of rental and earned income from the joint venture and the properties held as tenants-in-common with affiliates) for at least one of the years ended December 31:

                                                      1997     1996     1995
                                                    -------- -------- --------
     Golden Corral Family Steakhouse Restaurants... $474,553 $490,196 $470,952
     KFC...........................................  261,415  254,646  279,075
     Pizza Hut.....................................  255,055  292,795  289,161
     Taco Bell.....................................  250,140  254,395  260,119
     Denny's.......................................  229,537  355,123  254,043
     Perkins.......................................  154,819  276,114  276,114

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

13. Subsequent Event

   In January 1998, the Partnership sold its property in Fernandina Beach, Florida, to the tenant, for $730,000 and received net sales proceeds (net of $3,018 which represents prorated rent collected at closing) of $724,672, resulting in a gain of approximately $264,000 for financial reporting purposes.

   In addition, in January 1998, the Partnership sold its property in Daytona Beach, Florida to the tenant, for $1,050,000 and received net sales proceeds (net of $1,975 which represents prorated rent returned to the tenant) of $1,007,001, resulting in a gain of approximately $299,300 for financial reporting purposes.

   In January 1998, the Partnership used the net sales proceeds from the sale of the property in Kissimmee, Florida, to acquire a property in Overland Park, Kansas, as tenants-in-common with affiliates of the general partners. In connection therewith, the Partnership contributed approximately $415,600 for a 25.84% interest in such property.

                            CNL INCOME FUND IV, LTD.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           -----
Condensed Balance Sheets as of September 30, 1998 and December 31, 1997..  F-132

Condensed Statements of Income for the Quarters and Nine Months Ended
 September 30, 1998 and 1997.............................................  F-133

Condensed Statements of Partner's Capital for the Nine Months Ended
 September 30, 1998 and for the Year Ended December 31, 1997.............  F-134

Condensed Statements of Cash Flows for the Nine Months Ended September
 30, 1998 and 1997.......................................................  F-135

Notes to Condensed Financial Statements for the Quarters and Nine Months
 Ended September 30, 1998 and 1997.......................................  F-136

Report of Independent Accountants........................................  F-139

Balance Sheets as of December 31, 1997 and 1996..........................  F-140

Statements of Income for the Years Ended December 31, 1997, 1996 and
 1995....................................................................  F-141

Statements of Partner's Capital for the Years Ended December 31, 1997,
 1996 and 1995...........................................................  F-142

Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 1995....................................................................  F-143

Notes to Financial Statements for the Years Ended December 31, 1997, 1996
 and 1995................................................................  F-144

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                      September 30, December 31,
                                                          1998          1997
                                                      ------------- ------------
                       ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 land and building..................................   $15,587,830  $18,097,997
Net investment in direct financing leases...........     1,241,326    1,269,389
Investment in joint ventures........................     2,883,497    2,708,012
Cash and cash equivalents...........................       765,359      876,452
Restricted cash.....................................       533,019          --
Receivables, less allowance for doubtful accounts of
 $258,741 and $295,580..............................        18,718       37,669
Prepaid expenses....................................        12,197       11,115
Lease costs, less accumulated amortization of
 $20,681 and $17,956................................        18,863       21,588
Accrued rental income...............................       270,472      287,466
Other Assets........................................           --           200
                                                       -----------  -----------
                                                       $21,331,281  $23,309,888
                                                       ===========  ===========
         LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................   $     6,687  $     8,576
Accrued construction costs payable..................           --       250,000
Accrued and escrowed real estate taxes payable......        76,311       65,176
Distributions payable...............................       600,000      690,000
Due to related parties..............................       138,193       93,854
Rents paid in advance and deposits..................        81,329       49,983
                                                       -----------  -----------
    Total liabilities...............................       902,520    1,157,589
                                                       -----------  -----------
Commitment (Note 7)
Partners' capital...................................    20,428,761   22,152,299
                                                       -----------  -----------
                                                       $21,331,281  $23,309,888
                                                       ===========  ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                         Quarter Ended     Nine Months Ended
                                         September 30,       September 30,
                                       ----------------- ----------------------
                                         1998     1997      1998        1997
                                       -------- -------- ----------  ----------
Revenues:
  Rental income from operating
   leases............................  $547,853 $508,852 $1,598,854  $1,558,963
  Earned income from direct financing
   leases............................    31,630   32,564     95,611      98,344
  Contingent rental income...........       --    20,661     37,207      65,265
  Interest and other income..........    24,951   17,509     46,143      28,980
                                       -------- -------- ----------  ----------
                                        604,434  579,586  1,777,815   1,751,552
                                       -------- -------- ----------  ----------
Expenses:
  General operating and
   Administrative....................    46,096   33,940    121,811     113,606
  Bad debt expense...................       --       --         --       12,794
  Professional services..............     5,999    4,110     38,644      18,200
  Real estate taxes..................    26,225    3,487     46,980      31,514
  State and other taxes..............        --       25     15,747      16,476
  Depreciation and amortization......   104,058  113,230    326,835     339,692
                                       -------- -------- ----------  ----------
                                        182,378  154,792    550,017     532,282
                                       -------- -------- ----------  ----------
Income Before Equity in Earnings
 (Loss) of Joint Ventures, Gain on
 Sale of Land and Buildings and Real
 Estate..............................   422,056  424,794  1,227,798   1,219,270
Equity in Earnings (Loss) of Joint
 Ventures............................     5,276   52,359   (143,612)    172,340
Gain on Sale of Land and Buildings...   170,281      --     226,024         --
                                       -------- -------- ----------  ----------
Net Income...........................  $597,613 $477,153 $1,310,210  $1,391,610
                                       ======== ======== ==========  ==========
Allocation of Net Income:
  General partners...................  $  5,195 $  4,772 $    7,612  $   13,916
  Limited partners...................   592,418  472,381  1,302,598   1,377,694
                                       -------- -------- ----------  ----------
                                       $597,613 $477,153 $1,310,210  $1,391,610
                                       ======== ======== ==========  ==========
Net Income Per Limited Partner Unit..  $   9.87 $   7.87 $    21.71  $    22.96
                                       ======== ======== ==========  ==========
Weighted Average Number of Limited
 Partner Units Outstanding...........    60,000   60,000     60,000      60,000
                                       ======== ======== ==========  ==========


                See accompanying notes to financial statements.

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                 Nine Months Ended  Year Ended
                                                   September 30,   December 31,
                                                       1998            1997
                                                 ----------------- ------------
General partners:
  Beginning balance.............................    $   756,354    $   446,657
  Contribution..................................            --         294,000
  Net income....................................          7,612         15,697
                                                    -----------    -----------
                                                        763,966        756,354
                                                    -----------    -----------
Limited partners:
  Beginning balance.............................     21,395,945     22,450,974
  Net income....................................      1,302,598      1,704,971
  Distributions ($50.56 and $46.00 per limited
   partner unit, respectively)..................     (3,033,748)    (2,760,000)
                                                    -----------    -----------
                                                     19,664,795     21,395,945
                                                    -----------    -----------
Total partners' capital.........................    $20,428,761    $22,152,299
                                                    ===========    ===========




                See accompanying notes to financial statements.

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                         Nine Months Ended
                                                           September 30,
                                                      ------------------------
                                                         1998         1997
                                                      -----------  -----------
Increase (Decrease) in Cash and Cash Equivalents:
  Net Cash Provided by Operating Activities.......... $ 1,794,173  $ 1,746,810
                                                      -----------  -----------
  Cash Flows from Investing Activities:
    Additions to land and building on operating
     leases..........................................    (275,000)         --
    Proceeds from sale of land and buildings.........   2,526,354          --
    Investment in joint ventures.....................    (499,274)         --
    Increase in restricted cash......................    (533,598)         --
    Other............................................         --         7,338
                                                      -----------  -----------
      Net cash provided by investing Activities......   1,218,482        7,338
                                                      -----------  -----------
Cash Flows from Financing Activities:
  Contributions from general partner.................         --       225,000
  Distributions to limited partners..................  (3,123,748)  (2,070,000)
                                                      -----------  -----------
      Net cash used in financing Activities..........  (3,123,748)  (1,845,000)
                                                      -----------  -----------
Net Decrease in Cash and Cash Equivalents............    (111,093)     (90,852)
Cash and Cash Equivalents at Beginning of Period.....     876,452      554,593
                                                      -----------  -----------
Cash and Cash Equivalents at End of Period........... $   765,359  $   463,741
                                                      ===========  ===========
Supplemental Schedule of Non-Cash Investing and
 Financing Activities:
  Deferred real estate disposition fees incurred and
   unpaid at end of period........................... $    45,663  $       --
                                                      ===========  ===========
  Distributions declared and unpaid at end of
   period............................................ $   600,000  $   690,000
                                                      ===========  ===========



                See accompanying notes to financial statements.

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

           Quarters and Nine Months Ended September 30, 1998 and 1997

1. Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter and nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in the Form 10-K of CNL Income Fund IV, Ltd. (the "Partnership") for the year ended December 31, 1997.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

2. Land and Building on Operating Leases

   Land and buildings on operating leases consisted of the following at:

                                                    September 30, December 31,
                                                        1998          1997
                                                    ------------- ------------
   Land............................................  $ 7,244,513  $ 8,328,572
   Buildings.......................................   11,986,558   13,684,194
                                                     -----------  -----------
                                                      19,231,071   22,012,766
   Less accumulated depreciation...................   (3,643,241)  (3,844,432)
                                                     -----------  -----------
                                                      15,587,830   18,168,334
   Less allowance for loss on land and building....          --       (70,337)
                                                     -----------  -----------
                                                     $15,587,830  $18,097,997
                                                     ===========  ===========

   In March 1998, the Partnership sold its property in Fort Myers, Florida, to a third party for $842,100 and received net sales proceeds of $794,690, resulting in a gain of $225,902 for financial reporting purposes. This property was originally acquired by the Partnership in December 1988 and had a cost of approximately $598,000 excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $196,700 in excess of its original purchase price.

   In March 1998, the Partnership sold its property in Union Township, Ohio, to a third party for $680,000 and received net sales proceeds of $674,135, resulting in a loss of $104,987 for financial reporting purposes.

   In connection with the sale of the properties described above, the Partnership incurred deferred, subordinated, real estate disposition fees of $45,663 (see Note 4).

   In July 1998, the Partnership sold its property in Leesburg, Florida, for $565,000 and received net sales proceeds of $523,931, resulting in a total loss for financial reporting purposes of $135,509. Due to the fact that

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

           Quarters and Nine Months Ended September 30, 1998 and 1997

at December 31, 1997, the Partnership had recorded a provision for loss on land and building in the amount of $70,337 for this property, the Partnership recognized the remaining loss of $65,172 for financial reporting purposes in July 1998, relating to the sale.

   In September 1998, the Partnership sold its property in Naples, Florida, to a third party for $563,000 and received net sales proceeds of $533,598, resulting in a gain of $170,281 for financial reporting purposes. This property was originally acquired by the Partnership in December 1988 and had a cost of approximately $410,500 excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $123,100 in excess of its original purchase price.

3. Investment in Joint Ventures

   In September 1998, the Partnership entered into a joint venture arrangement, Warren Joint Venture, with an affiliate of the general partners to hold one restaurant property. As of September 30, 1998, the Partnership had contributed $498,953 to the joint venture to acquire the restaurant property. As of September 30, 1998, the Partnership owned approximately a 36 percent interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with the affiliate.

   The following presents the combined, condensed financial information for all of the Partnership's investments in joint ventures and properties held as tenants-in-common at:

                                                   September 30, December 31,
                                                       1998          1997
                                                   ------------- ------------
   Land and buildings on operating leases, less
    accumulated depreciation and allowance for
    loss on land and building.....................  $4,418,423    $3,338,372
   Net investment in direct financing lease, less
    allowance for loss on building................     631,673       842,633
   Cash...........................................      21,864        12,331
   Receivables....................................      20,713        40,456
   Accrued rental income..........................     162,507       177,567
   Other assets...................................       2,513         2,029
   Liabilities....................................      37,488        16,283
   Partners' capital..............................   5,220,205     4,397,105
   Revenues.......................................     236,627       434,177
   Provision for loss on land and buildings.......    (455,379)     (147,039)
   Net income (loss)..............................    (306,969)      126,271

   The Partnership recognized a loss totalling $143,612 and income totalling $172,340 for the nine months ended September 30, 1998 and 1997, respectively, from these joint ventures, and recognized income totalling $5,276 and $52,359 during the quarters ended September 30, 1998 and 1997, respectively.

4. Restricted Cash

   As of September 30, 1998, the net sales proceeds of $533,598 from the sale of the property in Naples, Florida, plus accrued interest of $1,371, less escrow fees of $1,950, were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional property on behalf of the Partnership.

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

           Quarters and Nine Months Ended September 30, 1998 and 1997

5. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of property, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During the nine months ended September 30, 1998 and 1997, the Partnership declared distributions to the limited partners of $3,033,748 and $2,070,000, respectively ($600,000 and $690,000 for the quarters ended September 30, 1998 and 1997, respectively). This represents distributions for the nine months ended September 30, 1998 and 1997, of $50.56 and $34.50 per unit, respectively ($10.00 and $11.50 per unit for the quarters ended September 30, 1998 and 1997, respectively). Distributions for the nine months ended September 30, 1998, included $1,233,748 as a result of the distribution of net sales proceeds from the sale of the properties in Fort Myers, Florida and Union Township, Ohio. This amount was applied toward the limited partners' 10% Preferred Return. No distributions have been made to the general partners to date.

6. Related Party Transactions

   An affiliate of the Partnership is entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the affiliate provides a substantial amount of services in connection with the sale. Payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. For the nine months ended September 30, 1998, the Partnership incurred $45,663 in deferred, subordinated, real estate disposition fees as a result of the sales of properties. No deferred, subordinated, real estate disposition fees were incurred for the nine months ended September 30, 1997.

7. Commitment

   During August 1998, the Partnership entered into an agreement with an unrelated third party to sell the Taco Bell property in Edgewood, Maryland. The general partners believe that the anticipated sales price will exceed the Partnership's cost attributable to the property; however, as of November 6, 1998, the sale had not occurred.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners
CNL Income Fund IV, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund IV, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund IV, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
January 26, 1998

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

                                 BALANCE SHEETS

                                                            December 31,
                                                       -----------------------
                                                          1997        1996
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 land and building.................................... $18,097,997 $18,737,516
Net investment in direct financing leases.............   1,269,389   1,303,604
Investment in joint ventures..........................   2,708,012   2,783,738
Cash and cash equivalents.............................     876,452     554,593
Receivables, less allowance for doubtful accounts of
 $295,580 and $156,933................................      37,669      62,561
Prepaid expenses......................................      11,115      10,935
Lease costs, less accumulated amortization of $17,956
 and $15,458..........................................      21,588       8,486
Accrued rental income.................................     287,466     269,359
Other assets..........................................         200         100
                                                       ----------- -----------
                                                       $23,309,888 $23,730,892
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $     8,576 $    10,831
Accrued construction costs payable....................     250,000         --
Accrued and escrowed real estate taxes payable........      65,176      32,729
Distributions payable.................................     690,000     690,000
Due to related parties................................      93,854      67,153
Rents paid in advance and deposits....................      49,983      32,548
                                                       ----------- -----------
  Total liabilities...................................   1,157,589     833,261
                                                       ----------- -----------
Partners' capital.....................................  22,152,299  22,897,631
                                                       ----------- -----------
                                                       $23,309,888 $23,730,892
                                                       =========== ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                  Year Ended December 31,
                                              ---------------------------------
                                                 1997        1996       1995
                                              ----------  ---------- ----------
Revenues:
  Rental income from operating leases........ $2,058,703  $2,263,677 $2,373,386
  Earned income from direct financing
   leases....................................    130,683     134,014    137,020
  Contingent rental income...................    117,031      97,318     94,101
  Interest and other income..................     35,221      47,855     21,287
                                              ----------  ---------- ----------
                                               2,341,638   2,542,864  2,625,794
                                              ----------  ---------- ----------
Expenses:
  General operating and administrative.......    149,808     161,714    140,374
  Professional services......................     33,439      29,289     31,287
  Bad debt expense...........................     12,794         --     102,431
  Real estate taxes..........................     65,316      37,589     37,745
  State and other taxes......................     16,476      21,694     19,006
  Depreciation and amortization..............    455,895     444,232    458,937
                                              ----------  ---------- ----------
                                                 733,728     694,518    789,780
                                              ----------  ---------- ----------
Income Before Equity in Earnings of Joint
 Ventures, Gain (Loss) on Sale of Land and
 Buildings and Provision for Loss on Land and
 Building....................................  1,607,910   1,848,346  1,836,014
Equity in Earnings of Joint Ventures.........    189,747     277,431    245,778
Gain (Loss) on Sale of Land and Buildings....     (6,652)    221,390    128,547
Provision for Loss on Land and Building......    (70,337)        --         --
                                              ----------  ---------- ----------
Net Income................................... $1,720,668  $2,347,167 $2,210,339
                                              ==========  ========== ==========
Allocation of Net Income:
  General partners........................... $   15,697  $   22,219 $   21,590
  Limited partners...........................  1,704,971   2,324,948  2,188,749
                                              ----------  ---------- ----------
                                              $1,720,668  $2,347,167 $2,210,339
                                              ==========  ========== ==========
Net Income Per Limited Partner Unit.......... $    28.42  $    38.75 $    36.48
                                              ==========  ========== ==========
Weighted Average Number of Limited Partner
 Units Outstanding...........................     60,000      60,000     60,000
                                              ==========  ========== ==========


                See accompanying notes to financial statements.

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

                        STATEMENTS OF PARTNERS' CAPITAL

                  Years Ended December 31, 1997, 1996 and 1995

                             General Partners                       Limited Partners
                         ------------------------- ----------------------------------------------------
                                       Accumulated                              Accumulated Syndication
                         Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                         ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1994...................   $241,504     $139,044    $30,000,000  $(16,927,963)  $13,825,240 $(3,440,000) $23,837,825
 Distributions to
  limited partners ($46
  per limited partner
  unit).................        --           --             --     (2,760,000)          --          --    (2,760,000)
 Net income.............        --        21,590            --            --      2,188,749         --     2,210,339
                           --------     --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1995...................    241,504      160,634     30,000,000   (19,687,963)   16,013,989  (3,440,000)  23,288,164
 Contributions from
  general partners......     22,300          --             --            --            --          --        22,300
 Distributions to
  limited partners ($46
  per limited partner
  unit).................        --           --             --    (2,760,000)           --          --    (2,760,000)
 Net income.............        --        22,219            --            --      2,324,948         --     2,347,167
                           --------     --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................    263,804      182,853     30,000,000   (22,447,963)   18,338,937  (3,440,000)  22,897,631
 Contributions from
  general partners......    294,000          --             --            --            --          --       294,000
 Distributions to
  limited partners ($46
  per limited partner
  unit).................        --           --             --     (2,760,000)          --          --    (2,760,000)
 Net income.............        --        15,697            --            --      1,704,971         --     1,720,668
                           --------     --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................   $557,804     $198,550    $30,000,000  $(25,207,963)  $20,043,908 $(3,440,000) $22,152,299
                           ========     ========    ===========  ============   =========== ===========  ===========



                See accompanying notes to financial statements.

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOWS

                                               Year Ended December 31,
                                         -------------------------------------
                                            1997         1996         1995
                                         -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
Cash Flows from Operating Activities:
  Cash received from tenants...........  $ 2,345,612  $ 2,588,248  $ 2,586,716
  Distributions from joint ventures....      265,473      305,866      271,006
  Cash paid for expenses...............     (211,213)    (206,059)    (205,759)
  Interest received....................       18,100       25,909       18,430
                                         -----------  -----------  -----------
    Net cash provided by operating
     activities........................    2,417,972    2,713,964    2,670,393
                                         -----------  -----------  -----------
Cash Flows from Investing Activities:
  Proceeds from sale of land and
   building............................      378,149    1,049,550      518,650
  Additions to land and buildings on
   operating leases....................          --    (1,035,516)      (1,628)
  Investment in joint venture..........          --      (437,489)         --
  Decrease (increase) in restricted
   cash................................          --       518,150     (518,150)
  Payment of lease costs...............      (17,384)      (2,230)      (1,800)
  Other................................        9,122          --           --
                                         -----------  -----------  -----------
    Net cash provided by (used in)
     investing activities..............      369,887       92,465       (2,928)
                                         -----------  -----------  -----------
Cash Flows from Financing Activities:
  Reimbursement of acquisition costs
   paid by related parties on behalf of
   the Partnership.....................          --           --        (1,175)
  Contributions from General Partners..      294,000       22,300          --
  Distributions to limited partners....   (2,760,000)  (2,760,000)  (2,760,000)
                                         -----------  -----------  -----------
    Net cash used in financing
     activities........................   (2,466,000)  (2,737,700)  (2,761,175)
                                         -----------  -----------  -----------
Net Increase (Decrease) in Cash and
 Cash Equivalents......................      321,859       68,729      (93,710)
Cash and Cash Equivalents at Beginning
 of Year...............................      554,593      485,864      579,574
                                         -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year..................................  $   876,452  $   554,593  $   485,864
                                         ===========  ===========  ===========
Reconciliation of Net Income to Net
 Cash Provided by Operating Activities:
Net income.............................  $ 1,720,668  $ 2,347,167  $ 2,210,339
                                         -----------  -----------  -----------
Adjustments to reconcile net income to
 net cash provided by operating
 activities:
  Depreciation.........................      453,397      442,065      455,543
  Amortization.........................        2,498        2,167        3,394
  Equity in earnings of joint ventures,
   net of distributions................       75,726       28,435       25,228
  Loss (gain) on sale of land and
   buildings...........................        6,652     (221,390)    (128,547)
  Provision for loss on land and
   building............................       70,337          --           --
  Decrease in receivables..............       18,216       41,531       93,451
  Increase in prepaid expenses.........         (180)      (1,202)      (1,747)
  Decrease in net investment in direct
   financing leases....................       34,215       30,885       27,879
  Increase in accrued rental income....      (39,669)     (21,520)     (22,921)
  Increase (decrease) in accounts
   payable and accrued expenses........       31,976       11,162       (3,532)
  Increase in due to related parties...       26,701       39,987       27,166
  Increase (decrease) in rents paid in
   advance and deposits................       17,435       14,677      (15,860)
                                         -----------  -----------  -----------
    Total adjustments..................      697,304      366,797      460,054
                                         -----------  -----------  -----------
    Net Cash Provided by Operating
     Activities........................  $ 2,417,972  $ 2,713,964  $ 2,670,393
                                         ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Financing Activities:
  Distributions declared and unpaid at
   December 31.........................  $   690,000  $   690,000  $   690,000
                                         ===========  ===========  ===========

                See accompanying notes to financial statements.

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

                         NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1997, 1996 and 1995

1. Significant Accounting Policies

   Organization and Nature of Business--CNL Income Fund IV, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date.

     When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs.

     When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

     Investment in Joint Ventures--The Partnership's investments in Holland Joint Venture, Titusville Joint Venture, Cocoa Joint Venture, Auburn Joint Venture, Kingsville Real Estate Joint Venture and a property in Clinton, North Carolina, held as tenants-in-common, are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

     Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

     Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

     Lease Costs--Brokerage fees associated with negotiating new leases are amortized over the terms of the new leases using the straight-line method.

     Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

     Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.
     Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases

   The Partnership leases its land or land and buildings primarily to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The leases generally are classified as operating leases; however, some leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portion of one of these leases is an operating lease. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant generally pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two or four successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

3. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1997         1996
                                                       -----------  -----------
   Land............................................... $ 8,328,572  $ 8,694,357
   Buildings..........................................  13,684,194   13,434,194
                                                       -----------  -----------
                                                        22,012,766   22,128,551
   Less accumulated depreciation......................  (3,844,432)  (3,391,035)
                                                       -----------  -----------
                                                        18,168,334   18,737,516
   Less allowance for loss on land and building.......     (70,337)         --
                                                       -----------  -----------
                                                       $18,097,997  $18,737,516
                                                       ===========  ===========

   In September 1996, the Partnership sold its Property in Tampa, Florida, for 1,090,000 and received net sales proceeds of $1,049,550, resulting in a gain of $221,390 for financial reporting purposes. This Property was originally acquired by the Partnership in December 1988 and had a cost of approximately $832,800, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the Property for approximately $216,800 in excess of its original purchase price. In December 1996, the Partnership reinvested approximately $1,026,200 in a Boston Market property located in Richmond, Virginia.

   In July 1997, the Partnership entered into new leases for the properties in Portland and Winchester, Indiana, with a new tenant to operate the properties as Arby's restaurants. In connection therewith, the Partnership incurred $125,000 in renovation costs for each property.

   In November 1997, the Partnership sold its property in Douglasville, Georgia to an unrelated third party for $402,000 and received net sales proceeds of $378,149 (net of $2,546 which represents amounts due to the former tenant for prorated rent). This property was originally acquired by the Partnership in December 1994 and had a cost of approximately $363,800, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $16,900 in excess of its original purchase price. Due to the fact that the Partnership had recognized accrued rental income since the inception of the lease relating to the straight-lining of future scheduled rent increases in accordance with generally accepted accounting principles, the Partnership wrote off the cumulative balance of such accrued rental income at the time of the sale of this property, resulting in a loss of $6,652 for financial reporting purposes. Due to the fact that the straight-lining of future rent increases over the term of the lease is a non-cash accounting adjustment, the write off of these amounts is a loss for financial statement purposes only.

   At December 31, 1997, the Partnership established an allowance for loss on land and building in the amount of $70,337 for financial reporting purposes for the property in Leesburg, Florida. The allowance represents the difference between the property's carrying value at December 31, 1997 and the estimated net realizable value of this property based on an anticipated sales price.

   Some leases provide for escalating guaranteed minimum rents throughout the lease terms. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997, 1996 and 1995, the Partnership recognized $39,669, $21,520 and
$22,921, respectively, of such rental income.

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995
   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1997:

            1998............................. $ 1,996,330
            1999.............................   2,007,362
            2000.............................   2,009,453
            2001.............................   1,979,003
            2002.............................   1,983,101
            Thereafter.......................  12,867,319
                                              -----------
                                              $22,842,568
                                              ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Net Investment in Direct Financing Leases

   The following lists the components of the net investment in direct financing leases at December 31:

                                                          1997         1996
                                                       -----------  -----------
     Minimum lease payments receivable................ $ 1,825,690  $ 1,990,589
     Estimated residual values........................     527,829      527,829
     Less unearned income.............................  (1,084,130)  (1,214,814)
                                                       -----------  -----------
     Net investment in direct financing leases........ $ 1,269,389  $ 1,303,604
                                                       ===========  ===========

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1997:

            1998.............................. $  164,899
            1999..............................    164,899
            2000..............................    164,899
            2001..............................    164,899
            2002..............................    164,899
            Thereafter........................  1,001,195
                                               ----------
                                               $1,825,690
                                               ==========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

5. Investment in Joint Ventures

   The Partnership has a 51 percent, a 26.6%, a 57 percent, a 96.1% and a 68.87% interest in the profits and losses of Holland Joint Venture, Titusville Joint Venture, Cocoa Joint Venture, Auburn Joint Venture and Kingsville Real Estate Joint Venture, respectively.

                           CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

                 Years Ended December 31, 1997, 1996 and 1995

   In January 1996, the Partnership acquired a property in Clinton, North Carolina, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1997, the Partnership owned a 53.68% interest in this property.

   The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners. Holland Joint Venture, Titusville Joint Venture, Cocoa Joint Venture, Auburn Joint Venture, Kingsville Real Estate Joint Venture and the Partnership and affiliates, as tenants-in-common, each own and lease one property to an operator of national fast-food or family-style restaurants.

   The following presents the joint ventures' combined, condensed financial information at December 31:

                                                           1997       1996
                                                        ---------- ----------
   Land and buildings on operating leases, less
    accumulated depreciation and allowance for loss on
    land and building.................................. $3,338,372 $3,565,440
   Net investment in direct financing leases...........    842,633    859,667
   Cash................................................     12,331     11,001
   Receivables.........................................     40,456     34,308
   Accrued rental income...............................    177,567    168,784
   Other assets........................................      2,029     30,143
   Liabilities.........................................     16,283     10,724
   Partners' capital...................................  4,397,105  4,658,619
   Revenues............................................    434,177    511,606
   Net income..........................................    126,271    411,884

   The Partnership recognized income totalling $189,747, $277,431 and $245,778 for the years ended December 31, 1997, 1996 and 1995, respectively, from these joint ventures.

6. Receivables

   In June 1997, the Partnership terminated the leases with the tenant of the properties in Portland and Winchester, Indiana. In connection therewith, the Partnership accepted a promissory note from the former tenant for $32,343 for amounts relating to past due real estate taxes the Partnership had accrued as a result of the former tenant's financial difficulties. The promissory note, which is uncollateralized, bears interest at a rate of ten percent per annum, and is being collected in 36 monthly installments. Receivables at December 31, 1997 included $7,106 of such amounts.

7. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of property, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995
   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During each of the years ended December 31, 1997, 1996 and 1995, the Partnership declared distributions to the limited partners of $2,760,000. No distributions have been made to the general partners to date.

8. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1997        1996        1995
                                             ----------  ----------  ----------
   Net income for financial reporting
    purposes...............................  $1,720,668  $2,347,167  $2,210,339
   Depreciation for tax reporting purposes
    in excess of depreciation financial
    reporting purposes.....................      (9,203)    (17,764)    (16,933)
   Allowance for loss on land and
    building...............................      70,337         --          --
   Direct financing leases recorded as
    operating leases for tax reporting
    purposes...............................      34,215      30,885      27,879
   Gain on sale of land and buildings for
    financial reporting purposes less than
    (in excess of) gain for tax reporting
    purposes...............................      44,918    (140,228)   (128,547)
   Equity in earnings of joint ventures for
    financial reporting purposes in excess
    of equity in earnings of joint ventures
    for tax reporting purposes.............      51,115     (25,853)    (22,624)
   Allowance for doubtful accounts.........     138,647      (9,933)    122,022
   Accrued rental income...................     (39,669)    (21,520)    (22,921)
   Rents paid in advance...................       7,435      14,677     (15,860)
                                             ----------  ----------  ----------
   Net income for federal income tax
    purposes...............................  $2,018,463  $2,177,431  $2,153,355
                                             ==========  ==========  ==========

9. Related Party Transactions

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the parent company of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, served as president of CNL Fund Advisors, Inc. through October 1997. CNL Income Fund Advisors, Inc. was a wholly owned subsidiary of CNL Group, Inc. until its merger, effective January 1, 1996, with CNL Fund Advisors, Inc. During the years ended December 31, 1997, 1996 and 1995, CNL Income Fund Advisors, Inc. and CNL Fund Advisors, Inc. (hereinafter referred to collectively as the "Affiliates") each performed certain services for the Partnership, as described below.

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

   During the years ended December 31, 1997, 1996 and 1995, certain Affiliates acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliates an annual, noncumulative, subordinated management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures, but not in excess of competitive fees for comparable services. These fees will be incurred and will be payable only after the limited partners receive their 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners do not receive their 10% Preferred Return in any particular year, no management fees will be due or payable for such year. As a result of such threshold, no management fees were incurred during the years ended December 31, 1997, 1996 and 1995.

   Certain Affiliates are also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if Affiliates provide a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1997, 1996 and 1995, the Affiliates provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $81,838, $85,899 and $79,776 for the years ended December 31, 1997, 1996 and 1995, respectively, for such services.

   The due to related parties consisted of the following at December 31:

                                                                 1997    1996
                                                                ------- -------
   Due to Affiliates:
     Expenditures incurred on behalf of the Partnership........ $48,126 $39,279
     Accounting and administrative services....................  40,728  27,874
     Other.....................................................   5,000     --
                                                                ------- -------
                                                                $93,854 $67,153
                                                                ======= =======

10. Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures), for at least one of the years ended December 31:

                                                        1997     1996     1995
                                                      -------- -------- --------
   Shoney's, Inc. ................................... $427,238 $425,390 $423,124
   Tampa Foods, L.P..................................  215,265  291,347  320,883

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995 the Partnership's share of total rental and earned income from joint ventures) for at least one of the years ended December 31:

                                                       1997     1996     1995
                                                     -------- -------- --------
   Shoney's......................................... $557,303 $557,841 $559,710
   Wendy's Old Fashioned Hamburger Restaurants......  432,585  499,305  525,948
   Denny's..........................................  345,749  360,080  358,467
   Taco Bell........................................  262,909  251,314  251,273

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any of these lessees or restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.




   See accompanying notes and management's assumptions to unaudited pro forma financial statements.

                            CNL INCOME FUND V, LTD.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           -----
Condensed Balance Sheets as of September 30, 1998 and December 31, 1997..  F-153

Condensed Statements of Income for the Quarters and Nine Months Ended
 September 30, 1998 and 1997.............................................  F-154

Condensed Statements of Partner's Capital for the Nine Months Ended
 September 30, 1998 and for the Year Ended December 31, 1997.............  F-155

Condensed Statements of Cash Flows for the Nine Months Ended September
 30, 1998 and 1997.......................................................  F-156

Notes to Condensed Financial Statements for the Quarters and Nine Months
 Ended September 30, 1998 and 1997.......................................  F-157

Report of Independent Accountants........................................  F-161

Balance Sheets as of December 31, 1997 and 1996..........................  F-162

Statements of Income for the Years Ended December 31, 1997, 1996 and
 1995....................................................................  F-163

Statements of Partner's Capital for the Years Ended December 31, 1997,
 1996 and 1995...........................................................  F-164

Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 1995....................................................................  F-165

Notes to Financial Statements for the Years Ended December 31, 1997, 1996
 and 1995................................................................  F-166

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                      September 30, December 31,
                                                          1998          1997
                                                      ------------- ------------
                       ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 land and buildings.................................   $10,855,678  $12,421,143
Net investment in direct financing leases...........     1,717,763    2,277,481
Investment in joint ventures........................     2,231,902    1,558,709
Mortgage note receivable, less deferred gain of
 $320,536 and $323,157..............................     1,742,233    1,758,167
Cash and cash equivalents...........................       481,185    1,361,290
Receivables, less allowance for doubtful accounts of
 $150,102 and $137,892..............................        61,221      108,261
Prepaid expenses....................................         8,458        9,307
Accrued rental income...............................       221,988      169,726
Other assets........................................        54,346       54,346
                                                       -----------  -----------
                                                       $17,374,774  $19,718,430
                                                       ===========  ===========
         LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................   $     2,315  $    24,229
Accrued construction costs payable..................           --       125,000
Accrued and escrowed real estate taxes payable......        17,217       93,392
Distributions payable...............................       500,000      575,000
Due to related parties..............................       216,395      143,867
Rents paid in advance...............................        35,485       13,479
                                                       -----------  -----------
    Total liabilities...............................       771,412      974,967
Minority interest...................................       209,524      222,929
Partners' capital...................................    16,393,838   18,520,534
                                                       -----------  -----------
                                                       $17,374,774  $19,718,430
                                                       ===========  ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                      Quarter Ended       Nine Months Ended
                                      September 30,         September 30,
                                    ------------------- ----------------------
                                      1998       1997      1998        1997
                                    ---------  -------- ----------  ----------
Revenues:
  Rental income from operating
   leases.......................... $ 287,742  $344,772 $  875,920  $1,042,771
  Earned income from direct
   financing leases................    50,326    33,396    152,669     117,863
  Contingent rental income.........    10,084    15,404     33,412      68,056
  Interest and other income........    58,791    93,169    223,647     227,320
                                    ---------  -------- ----------  ----------
                                      406,943   486,741  1,285,648   1,456,010
                                    ---------  -------- ----------  ----------
Expenses:
  General operating and
   administrative..................    35,693    52,181    113,010     128,730
  Bad debt expense.................       --        --       5,882       9,007
  Professional services............     3,235     4,866     13,314      17,695
  Real estate taxes................    10,138    10,776     26,558      32,298
  State and other taxes............       --        --       9,658      11,897
  Depreciation.....................    71,743    82,425    201,720     249,225
                                    ---------  -------- ----------  ----------
                                      120,809   150,248    370,142     448,852
                                    ---------  -------- ----------  ----------
Income Before Minority Interest in
 Loss of Consolidated Joint
 Venture, Equity in Earnings of
 Unconsolidated Joint Ventures,
 Gain on Sale of Land and Buildings
 and Provision for Loss on Land and
 Buildings.........................   286,134   336,493    915,506   1,007,158
Minority Interest in Loss of
 Consolidated Joint Venture........     3,955     6,092     13,405      16,124
Equity in Earnings of
 Unconsolidated Joint Ventures.....    40,315    11,144    112,418      33,549
Gain on Sale of Land and
 Buildings.........................       838   267,076    443,443     369,570
Provision for Loss on Land and
 Buildings.........................  (120,508)      --    (273,141)   (142,990)
                                    ---------  -------- ----------  ----------
Net Income......................... $ 210,734  $620,805 $1,211,631  $1,283,411
                                    ---------  -------- ----------  ----------
Allocation of Net Income:
  General partners................. $     179  $  6,060 $    6,534  $   10,548
  Limited partners.................   210,555   614,745  1,205,097   1,272,863
                                    ---------  -------- ----------  ----------
                                    $ 210,734  $620,805 $1,211,631  $1,283,411
                                    =========  ======== ==========  ==========
Net Income Per Limited Partner
 Unit.............................. $    4.21  $  12.29 $    24.10  $    25.46
                                    =========  ======== ==========  ==========
Weighted Average Number of Limited
 Partner Units Outstanding.........    50,000    50,000     50,000      50,000
                                    =========  ======== ==========  ==========

                See accompanying notes to financial statements.

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                 Nine Months Ended  Year Ended
                                                   September 30,   December 31,
                                                       1998            1997
                                                 ----------------- ------------
General partners:
  Beginning balance.............................    $   493,982    $   376,173
  Contributions.................................            --         106,000
  Net income....................................          6,534         11,809
                                                    -----------    -----------
                                                        500,516        493,982
                                                    -----------    -----------
Limited partners:
  Beginning balance.............................     18,026,552     18,606,446
  Net income....................................      1,205,097      1,720,106
  Distributions ($66.77 and $46.00 per limited
   partner unit, respectively)..................     (3,338,327)    (2,300,000)
                                                    -----------    -----------
                                                     15,893,322     18,026,552
                                                    -----------    -----------
Total partners' capital.........................    $16,393,838    $18,520,534
                                                    ===========    ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                         Nine Months Ended
                                                           September 30,
                                                      ------------------------
                                                         1998         1997
                                                      -----------  -----------
Increase (Decrease) in Cash and Cash Equivalents:
 Net Cash Provided by Operating Activities........... $ 1,230,725  $ 1,297,828
                                                      -----------  -----------
 Cash Flows from Investing Activities:
  Proceeds from sale of land and building............   2,125,220    4,082,166
  Additions to land and buildings on operating
   leases............................................    (125,000)    (120,365)
  Investment in joint ventures.......................    (713,480)         --
  Collections on mortgage notes receivable...........      15,757        5,503
  Increase in restricted cash........................         --    (2,487,115)
                                                      -----------  -----------
   Net cash provided by investing activities.........   1,302,497    1,480,189
                                                      -----------  -----------
 Cash Flows from Financing Activities:
  Distributions to limited partners..................  (3,413,327)  (1,725,000)
                                                      -----------  -----------
   Net cash used in financing activities.............  (3,413,327)  (1,725,000)
                                                      -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents.........................................    (880,105)   1,053,017
Cash and Cash Equivalents at Beginning of Period.....   1,361,290      362,922
                                                      -----------  -----------
Cash and Cash Equivalents at End of Period........... $   481,185  $ 1,415,939
                                                      ===========  ===========
Supplemental Schedule of Non-Cash Investing and
 Financing Activities:
 Net investment in direct financing lease
  reclassified to land and building on operating
  lease as a result of lease termination............. $   530,498  $       --
                                                      ===========  ===========
 Deferred real estate disposition fees incurred and
  unpaid at end of period............................ $    65,400  $       --
                                                      ===========  ===========
 Distributions declared and unpaid at end of period.. $   500,000  $   575,000
                                                      ===========  ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

           Quarters and Nine Months Ended September 30, 1998 and 1997

1. Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter and nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund V, Ltd. (the "Partnership") for the year ended December 31, 1997.

   The Partnership accounts for its 66.5% interest in CNL/Longacre Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

2. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at:

                                                    September 30, December 31,
                                                        1998          1997
                                                    ------------- ------------
   Land............................................  $ 5,340,524  $ 6,069,665
   Buildings.......................................    7,869,209    8,546,530
                                                     -----------  -----------
                                                      13,209,733   14,616,195
   Less accumulated depreciation...................   (1,830,220)  (1,944,358)
                                                     -----------  -----------
                                                      11,379,513   12,671,837
   Less allowance for loss on land and buildings...     (523,835)    (250,694)
                                                     -----------  -----------
                                                     $10,855,678  $12,421,143
                                                     ===========  ===========

   During the nine months ended September 30, 1998, the Partnership sold its properties in Port Orange, Florida, and Tyler, Texas to the tenants for a total of $2,180,000 and received net sales proceeds of $2,125,220, resulting in a total gain of $440,822 for financial reporting purposes. These properties were originally acquired by the Partnership in 1988 and 1989 and had costs totaling approximately $1,791,300, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold these properties for a total of approximately $333,900 in excess of their original purchase prices. In connection with the sale of the properties, the Partnership incurred deferred, subordinated, real estate disposition fees of $65,400 (see Note 6).

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

           Quarters and Nine Months Ended September 30, 1998 and 1997

   As of December 31, 1997, the Partnership had established an allowance for loss on land and buildings of $250,694, for financial reporting purposes, relating to the properties in Belding, Michigan and Lebanon, New Hampshire. During the nine months ended September 30, 1998, the Partnership increased the allowance by $152,633 for the property in Belding, Michigan. In addition, during the nine months ended September 30, 1998, the Partnership established an allowance for loss on land and building of $120,508, relating to the property located in Daleville, Indiana. The allowances represent the difference between the net carrying values of the properties at September 30, 1998 and current estimates of net realizable values for these properties.

3. Net Investment in Direct Financing Leases

   During the nine months ended September 30, 1998, the Partnership terminated its lease with the tenant of the property in Daleville, Indiana. As a result, the Partnership reclassified these assets from net investment in direct financing lease to land and building on operating lease. In accordance with Statement of Financial Accounting Standards #13, "Accounting for Leases," the Partnership recorded the reclassified assets at the lower of original cost, present fair value, or present carrying value. No loss on termination of direct financing lease was recorded for financial reporting purposes.

4. Investment in Joint Ventures

   In May 1998, the Partnership entered into a joint venture arrangement, RTO Joint Venture, with an affiliate of the general partners, to construct and hold one restaurant property. As of September 30, 1998, the Partnership had contributed $713,480 to purchase land and pay for construction relating to the joint venture. As of September 30, 1998, the Partnership has agreed to contribute approximately $40,900 in additional construction costs to the joint venture. When construction is completed, the Partnership will have an approximate 53 percent interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with an affiliate.

   The following presents the combined, condensed financial information for all of the Partnership's joint ventures and properties held as tenants-in-common at:

                                                   September 30, December 31,
                                                       1998          1997
                                                   ------------- ------------
   Land and buildings on operating leases, less
    accumulated depreciation......................  $4,817,939    $4,277,972
   Net investment in direct financing leases......     802,097           --
   Cash...........................................      14,653        24,994
   Receivables....................................         527         4,417
   Prepaid expenses...............................         458           270
   Accrued rental income..........................      97,074        68,819
   Liabilities....................................     105,316         1,250
   Partners' capital..............................   5,627,432     4,375,222
   Revenues.......................................     386,391       151,242
   Net income.....................................     305,686       121,605

   The Partnership recognized income totaling $112,418 and $33,549 for the nine months ended September 30, 1998 and 1997, respectively, from these joint ventures, $40,315 and $11,144 of which was earned during the quarters ended September 30, 1998 and 1997, respectively.

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

           Quarters and Nine Months Ended September 30, 1998 and 1997


5. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return") on a cumulative basis.

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with the 10% Preferred Return, on a cumulative basis, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners.

   Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During the nine months ended September 30, 1998 and 1997, the Partnership declared distributions to the limited partners of $3,338,327 and $1,725,000, respectively, ($500,000 and $575,000 for the quarters ended September 30, 1998 and 1997, respectively). This represents distributions for the nine months ended September 30, 1998 and 1997, of $66.77 and $34.50 per unit, respectively ($10.00 and $11.50 per unit for the quarters ended September 30, 1998 and 1997, respectively). Distributions for the nine months ended September 30, 1998, included $1,838,327 as a result of the distribution of net sales proceeds from the 1997 and 1998 sales of the properties in Tampa and Port Orange, Florida. This amount was applied toward the limited partners' cumulative 10% Preferred Return. No distributions have been made to the general partners to date.

6. Related Party Transactions

   An affiliate of the Partnership is entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the affiliate provides a substantial amount of services in connection with the sale. Payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate cumulative 10% Preferred Return, plus their adjusted capital contributions. For the nine months ended September 30, 1998, the Partnership incurred $65,400 in deferred, subordinated, real estate disposition fees as a result of the sale of properties (see Note 2). No deferred, subordinated, real estate disposition fees were incurred for the nine months ended September 30, 1997.

7. Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental, earned and interest income (including the Partnership's

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

           Quarters and Nine Months Ended September 30, 1998 and 1997

share of total rental and earned income from joint ventures and the properties held as tenants-in-common), for at least one of the nine months ended September 30:

                                                                1998     1997
                                                              -------- --------
   Golden Corral Corporation................................. $146,633 $146,633
   Slaymaker Group, Inc......................................  139,005      --
   DenAmerica, Inc...........................................   95,713  127,484
   Shoney's, Inc.............................................   83,051  180,044
   Tampa Foods, L.P..........................................   70,219  133,923

   In addition, the following schedule presents total rental, earned and interest income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental, earned income and interest income from its properties (including the Partnership's share of total rental and earned income from joint ventures and the properties held as tenants-in-common) and mortgage notes for at least one of the nine months ended September 30:

                                                                1998     1997
                                                              -------- --------
   Golden Corral Family Steakhouse Restaurants............... $146,633 $146,633
   Tony Roma's Famous for Ribs...............................  139,005      --
   Wendy's Old Fashioned Hamburger Restaurants...............  128,616  193,319
   Denny's...................................................  103,736  228,498
   Perkins...................................................   77,728  280,805

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

                       Report of Independent Accountants

To the Partners
CNL Income Fund V, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund V, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund V, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
January 29, 1998

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

                                 BALANCE SHEETS

                                                             December 31,
                                                        -----------------------
                                                           1997        1996
                                                        ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 land and buildings.................................... $12,421,143 $15,190,278
Net investment in direct financing leases..............   2,277,481   1,941,406
Investment in joint ventures...........................   1,558,709     465,808
Mortgage notes receivable, less deferred gain..........   1,758,167   1,772,858
Cash and cash equivalents..............................   1,361,290     362,922
Receivables, less allowance for doubtful accounts of
 $137,892 and $37,743..................................     108,261      57,934
Prepaid expenses.......................................       9,307      10,416
Accrued rental income..................................     169,726     277,034
Other..................................................      54,346      54,346
                                                        ----------- -----------
                                                        $19,718,430 $20,133,002
                                                        =========== ===========
           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................... $    24,229 $    25,366
Accrued construction costs payable.....................     125,000         --
Accrued real estate taxes payable......................      93,392     104,764
Distributions payable..................................     575,000     575,000
Due to related parties.................................     143,867     155,964
Rents paid in advance..................................      13,479      11,738
                                                        ----------- -----------
      Total liabilities................................     974,967     872,832
Minority interest......................................     222,929     277,551
Partners' capital......................................  18,520,534  18,982,619
                                                        ----------- -----------
                                                        $19,718,430 $20,133,002
                                                        =========== ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                 Year Ended December 31,
                                             ----------------------------------
                                                1997        1996        1995
                                             ----------  ----------  ----------
Revenues:
  Rental income from operating leases....... $1,343,833  $1,746,021  $1,878,584
  Earned income from direct financing
   leases...................................    157,134     185,552     189,758
  Contingent rental income..................    233,663     130,167     104,455
  Interest income...........................    288,637     137,385      55,785
  Other income..............................     13,866      10,419      27,395
                                             ----------  ----------  ----------
                                              2,037,133   2,209,544   2,255,977
                                             ----------  ----------  ----------
Expenses:
  General operating and administrative......    166,346     178,991     157,741
  Professional services.....................     23,172      22,605      20,741
  Bad debt expense..........................      9,007         --        1,541
  Real estate taxes.........................     39,619      40,711      47,182
  State and other taxes.....................     11,897      12,492      15,982
  Depreciation and amortization.............    324,431     376,766     397,735
                                             ----------  ----------  ----------
                                                574,472     631,565     640,922
                                             ----------  ----------  ----------
Income Before Minority Interest in Loss of
 Consolidated Joint Venture, Equity in
 Earnings of Unconsolidated Joint Ventures,
 Gain on Sale of Land and Buildings and
 Provision for Loss on Land and Buildings...  1,462,661   1,577,979   1,615,055
Minority Interest in Loss of Consolidated
 Joint Venture..............................     54,622      23,884      11,823
Equity in Earnings of Unconsolidated Joint
 Ventures...................................     56,015      46,452      47,018
Gain on Sale of Land and Buildings..........    409,311      19,369       5,924
Provision for Loss on Land and Buildings....   (250,694)   (239,525)        --
                                             ----------  ----------  ----------
Net Income.................................. $1,731,915  $1,428,159  $1,679,820
                                             ==========  ==========  ==========
Allocation of Net Income:
  General partners.......................... $   11,809  $   12,513  $   16,754
  Limited partners..........................  1,720,106   1,415,646   1,663,066
                                             ----------  ----------  ----------
                                             $1,731,915  $1,428,159  $1,679,820
                                             ==========  ==========  ==========
Net Income Per Limited Partner Unit......... $    34.40  $    28.31  $    33.26
                                             ==========  ==========  ==========
Weighted Average Number of Limited Partner
 Units Outstanding..........................     50,000      50,000      50,000
                                             ==========  ==========  ==========

                See accompanying notes to financial statements.

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

                        STATEMENTS OF PARTNERS' CAPITAL

                  Years Ended December 31, 1997, 1996 and 1995

                          General Partners                  Limited Partners
                          ----------------- -------------------------------------------------
                                   Accumu-                              Accumu-
                          Contri-   lated     Contri-     Distri-        lated    Syndication
                          butions  Earnings   butions     butions      Earnings      Costs        Total
                          -------- -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1994...................  $ 46,000 $109,706 $25,000,000 $(12,868,240) $10,860,974 $(2,865,000) $20,283,440
Contributions from
 general partner........    31,500      --          --           --           --          --        31,500
Distributions to limited
 partners ($46 per
 limited partner unit)..       --       --          --    (2,300,000)         --          --    (2,300,000)
Net income..............       --    16,754         --           --     1,663,066         --     1,679,820
                          -------- -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1995...................    77,500  126,460  25,000,000  (15,168,240)  12,524,040  (2,865,000)  19,694,760
Contributions from
 general partner........   159,700      --          --           --           --          --       159,700
Distributions to limited
 partners ($46 per
 limited partner unit)..       --       --          --    (2,300,000)         --          --    (2,300,000)
Net income..............       --    12,513         --           --     1,415,646         --     1,428,159
                          -------- -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1996...................   237,200  138,973  25,000,000  (17,468,240)  13,939,686  (2,865,000)  18,982,619
Contributions from
 general partner........   106,000      --          --           --           --          --       106,000
Distributions to limited
 partners ($46 per
 limited partner unit)..       --       --          --    (2,300,000)         --          --    (2,300,000)
Net income..............       --    11,809         --           --     1,720,106         --     1,731,915
                          -------- -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1997...................  $343,200 $150,782 $25,000,000 $(19,768,240) $15,659,792 $(2,865,000) $18,520,534
                          ======== ======== =========== ============  =========== ===========  ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOWS

                                                 Year Ended December 31,
                                             ----------------------------------
                                                1997        1996        1995
                                             ----------  ----------  ----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
 Cash received from tenants................  $1,771,467  $2,083,722  $2,216,111
 Distributions from unconsolidated joint
  ventures.................................      53,176      53,782      53,405
 Cash paid for expenses....................    (305,341)   (161,730)   (173,597)
 Interest received.........................     293,929     127,971      46,999
                                             ----------  ----------  ----------
  Net cash provided by operating
   activities..............................   1,813,231   2,103,745   2,142,918
                                             ----------  ----------  ----------
 Cash Flows from Investing Activities:
 Proceeds from sale of land and buildings..   5,271,796     100,000         --
 Proceeds from sale of portion of land for
  right of way purposes....................         --          --        7,625
 Collections on mortgage note receivable...       9,265       6,712      11,409
 Additions to land and buildings on
  operating leases.........................  (1,900,790)        --          --
 Investment in direct financing lease......    (911,072)        --          --
 Investment in joint venture...............  (1,090,062)        --          --
 Other.....................................         --      (26,287)        --
                                             ----------  ----------  ----------
  Net cash provided by investing
   activities..............................   1,379,137      80,425      19,034
                                             ----------  ----------  ----------
 Cash Flows from Financing Activities:
 Contributions from general partner........     106,000     159,700      31,500
 Distributions to limited partners.........  (2,300,000) (2,300,000) (2,300,000)
                                             ----------  ----------  ----------
  Net cash used in financing activities....  (2,194,000) (2,140,300) (2,268,500)
                                             ----------  ----------  ----------
Net Increase (Decrease) in Cash and Cash
 Equivalents...............................     998,368      43,870    (106,548)
Cash and Cash Equivalents at Beginning of
 Year......................................     362,922     319,052     425,600
                                             ----------  ----------  ----------
Cash and Cash Equivalents at End of Year...  $1,361,290  $  362,922  $  319,052
                                             ==========  ==========  ==========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income................................  $1,731,915  $1,428,159  $1,679,820
                                             ----------  ----------  ----------
 Adjustments to reconcile net income to net
  cash provided by operating activities:
 Depreciation..............................     324,431     376,766     397,735
 Minority interest in loss of consolidated
  joint venture............................     (54,622)    (23,884)    (11,823)
 Equity in earnings of unconsolidated joint
  ventures, net of distributions...........      (2,839)      7,330       6,387
 Gain on sale of land and buildings........    (409,311)    (19,369)     (5,924)
 Provisions for loss on land and
  buildings................................     250,694     239,525         --
 Decrease (increase) in accrued interest on
  mortgage note receivable.................       6,788      (9,414)     (8,786)
 Decrease (increase) in receivables........     (33,999)     10,270      13,527
 Decrease (increase) in prepaid expenses...       1,109       1,505        (534)
 Decrease in net investment in direct
  financing leases.........................      42,682      46,387      42,180
 Increase in accrued rental income.........     (19,527)    (27,875)    (30,484)
 Increase (decrease) in accounts payable
  and accrued expenses.....................     (12,509)     32,032       9,730
 Increase (decrease) in due to related
  parties..................................     (13,322)     59,945      41,585
 Increase (decrease) in rents paid in
  advance..................................       1,741     (17,632)      9,505
                                             ----------  ----------  ----------
  Total adjustments........................      81,316     675,586     463,098
                                             ----------  ----------  ----------
Net Cash Provided by Operating Activities..  $1,813,231  $2,103,745  $2,142,918
                                             ==========  ==========  ==========
Supplemental Schedule of Non-Cash Investing
 and Financing Activities:
 Mortgage note accepted in connection with
  sale of land and buildings...............  $      --   $1,057,299  $1,040,000
                                             ==========  ==========  ==========
 Distributions declared and unpaid at
  December 31..............................  $  575,000  $  575,000  $  575,000
                                             ==========  ==========  ==========

                See accompanying notes to financial statements.

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

                         NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1997, 1996 and 1995

1. Significant Accounting Policies

   Organization and Nature of Business--CNL Income Fund V, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs. If an impairment is indicated, the assets are adjusted to their fair value.

   When the collection of amounts recorded as rental or other income are considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995


   Investment in Joint Ventures--The Partnership accounts for its 66.5% interest in CNL/Longacre Joint Venture, a Florida general partnership, using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   The Partnership accounts for its interest in Cocoa Joint Venture, Halls Joint Venture and a property in each of Mesa, Arizona and Vancouver, Washington, held as tenants-in-common with affiliates, using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and properties.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

   Reclassification--Certain items in the prior years' financial statements have been reclassified to conform to 1997 presentation. These reclassifications had no effect on partners' capital or net income.

2. Leases

   The Partnership leases its land and buildings primarily to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The leases generally are classified as operating leases; however, some leases have been classified as direct financing leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant generally pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

renew the leases for two to four successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1997         1996
                                                       -----------  -----------
   Land............................................... $ 6,069,665  $ 7,284,070
   Buildings..........................................   8,546,530   10,431,908
                                                       -----------  -----------
                                                        14,616,195   17,715,978
   Less accumulated depreciation......................  (1,944,358)  (2,346,374)
                                                       -----------  -----------
                                                        12,671,837   15,369,604
   Less allowance for loss on land and buildings......    (250,694)    (179,326)
                                                       -----------  -----------
                                                       $12,421,143  $15,190,278
                                                       ===========  ===========

   In August 1995, the Partnership sold its property in Myrtle Beach, South Carolina, to the tenant for $1,040,000 and accepted the sales proceeds in the form of a promissory note (Note 6). The total carrying value of the property was $896,788, including acquisition fees and miscellaneous acquisition expenses and net of accumulated depreciation. As a result of this sale being accounted for using the installment sales method for financial reporting purposes as required by Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate," the Partnership recognized a gain of $1,024 and $924 for the years ended December 31, 1997 and 1996, respectively, and had a deferred gain in the amount of $139,693 and $140,717 at December 31, 1997 and 1996, respectively (Note 6).

   In October 1996, the Partnership sold its property in St. Cloud, Florida, to the tenant for $1,150,000. In connection therewith, the Partnership received $100,000 in cash and accepted the remaining sales proceeds in the form of a promissory note (Note 6). The total carrying value of the property was $894,265, including acquisition fees and miscellaneous acquisition expenses and net of accumulated depreciation. As a result of this sale being accounted for under the installment sales method for financial reporting purposes, as described above, the Partnership recognized a gain of $338 and $18,445 for the years ended December 31, 1997 and 1996, respectively, and had a deferred gain in the amount of $183,464 and $183,802 at December 31, 1997 and 1996, respectively (Note 6).

   In 1996, the Partnership established an allowance for loss on land and building in the amount of $109,264 and wrote off accrued rental income of $60,199 for financial reporting purposes for the property in Franklin, Tennessee. The allowance represented the difference between (i) the property's carrying value at December 31, 1996, plus the accrued rental income that the Partnership had recognized since the inception of the lease relating to the straight-lining of future scheduled rent increases minus (ii) the net realizable value based on sales proceeds received in January 1997 from the sale of this Property. The Partnership sold the property in January 1997, to the tenant for $980,000 and received net sales proceeds of $960,741. Since the Partnership had previously established an allowance for loss on land and building as of December 31, 1996, no loss was recognized during 1997 as a result of the sale. The Partnership used $360,000 of the net sales proceeds to pay liabilities of the Partnership, including quarterly distributions to the limited partners. In June 1997, the

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

Partnership entered into an operating agreement for the property located in South Haven, Michigan, with an operator to operate the property as an Arby's restaurant. In connection therewith, the Partnership used approximately $120,400 of the net sales proceeds from the sale of the property in Franklin, Tennessee, for conversion costs associated with the Arby's property.

   In December 1997, the Partnership reinvested approximately $244,800 of the net sales proceeds from the sale of the Property in Franklin, Tennessee, in a property located in Sandy, Utah, as described below, and approximately $150,000 of the net sales proceeds in a property located in Vancouver, Washington, as tenants-in-common with affiliates of the general partners (see Note 5).

   In September 1997, the Partnership sold its property in Salem, New Hampshire, to the tenant for $1,295,172 and received net sales proceeds (net of $1,773 which represents prorated rent returned to the tenant) of $1,270,365, resulting in a gain of $141,508 for financial reporting purposes. This property was originally acquired by the Partnership in May 1989 and had a cost of approximately $1,085,100, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $187,000 in excess of its original purchase price. In December 1997, the Partnership reinvested the net sales proceeds in a property located in Sandy, Utah, as described below.

   In addition, in September 1997, the Partnership sold its property in Port St. Lucie, Florida, to the tenant for $1,220,000 and received net sales proceeds of $1,216,750, resulting in a gain of $125,309 for financial reporting purposes. This property was originally acquired by the Partnership in November 1989 and had a cost of approximately $1,176,100, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $40,700 in excess of its original purchase price. In November 1997, the Partnership reinvested the majority of the net sales proceeds in a property located in Houston, Texas.

   In 1996, the Partnership established an allowance for loss on land for the property in Richmond, Indiana, in the amount of $70,062, which represented the difference between the property's carrying value at December 31, 1996, and the property manager's estimate of the net realizable value of the property based on an anticipated sales price. In November 1997, the Partnership sold this property to a third party for $400,000 and received net sales proceeds of $385,179. As a result of this transaction, the Partnership recognized a loss of $141,567 for financial reporting purposes. In December 1997, the Partnership reinvested the net sales proceeds in a property located in Vancouver, Washington, as tenants-in-common with affiliates of the general partners (see
Note 5).

   Also, in December 1997, the Partnership sold its property in Tampa, Florida, to a third party for $850,000 and received net sales proceeds (net of $724 which represents prorated rent returned to the tenant) of $804,451 resulting in a gain of $180,704 for financial reporting purposes. This property was originally acquired by the Partnership in February 1989 and had a cost of approximately $673,200, excluding acquisition fees and miscellaneous acquisition expenses; therefore the Partnership sold the property for approximately $132,000 in excess of its original purchase price.

   At December 31, 1997, the Partnership established an allowance for loss on land and building of $151,671, for financial reporting purposes, relating to the property in Belding, Michigan. The allowance represents the difference between the property's carrying value at December 31, 1997 and the estimated net realizable value for this property. In addition, at December 31, 1997, an allowance was established for loss on land and building of $99,023, for financial reporting purposes, relating to the property in Lebanon, New Hampshire, owned by the Partnership's consolidated joint venture, CNL/Longacre Joint Venture. The

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

allowance represents the difference between the property's carrying value at December 31, 1997 and the estimated new realizable value based on an anticipated sales price for this property.

   As described above, in December 1997, the Partnership used the majority of the net sales proceeds from the sale of the Properties in Franklin, Tennessee and Salem, New Hampshire, in a Property located in Sandy, Utah.

   Some leases provide for escalating guaranteed minimum rents throughout the lease terms. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997, 1996 and 1995, the Partnership recognized $19,526, $27,875 and
$30,484, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1997:

   1998............................................................. $ 1,049,074
   1999.............................................................   1,052,663
   2000.............................................................   1,063,699
   2001.............................................................   1,028,379
   2002.............................................................     939,819
   Thereafter.......................................................   8,440,061
                                                                     -----------
                                                                     $13,573,695
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant gross sales.

4. Net Investment in Direct Financing Leases

   The following lists the components of the net investment in direct financing leases at December 31:

                                                          1997         1996
                                                       -----------  -----------
   Minimum lease payments receivable.................. $ 4,213,033  $ 2,811,323
   Estimated residual values..........................     806,792      828,783
   Less unearned income...............................  (2,742,344)  (1,698,700)
                                                       -----------  -----------
   Net investment in direct financing leases.......... $ 2,277,481  $ 1,941,406
                                                       ===========  ===========

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1997:

   1998.............................................................. $  286,518
   1999..............................................................    286,518
   2000..............................................................    286,518
   2001..............................................................    286,518
   2002..............................................................    286,518
   Thereafter........................................................  2,780,443
                                                                      ----------
                                                                      $4,213,033
                                                                      ==========

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995


   In May 1997, the Partnership sold its property in Smyrna, Tennessee, to a third party for $655,000 and received net sales proceeds of $634,310, resulting in a gain of $101,995 for financial reporting purposes. This property was originally acquired by the Partnership in March 1989 and had a cost of approximately $569,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $64,800 in excess of its original purchase price. The Partnership used approximately $82,500 of the net sales proceeds to pay liabilities of the Partnership, including quarterly distributions to the limited partners. In addition, in October 1997, the Partnership reinvested approximately $460,900 of the net sales proceeds in a property in Mesa, Arizona, as tenants-in-common with an affiliate of the general partners. In December 1997, the Partnership reinvested the remaining net sales proceeds in a property located in Vancouver, Washington, as tenants-in-common with affiliates of the general partners (Note
5).

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

5. Investment in Joint Ventures

   The Partnership has a 43 percent and a 49 percent interest in the profits and losses of Cocoa Joint Venture and Halls Joint Venture, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

   In October 1997, the Partnership used a portion of the net sales proceeds from the sale of the Property in Smyrna, Tennessee (see Note 4) to acquire a property in Mesa, Arizona, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1997, the Partnership owned a 42.23% interest in this property.

   In addition, in December 1997, the Partnership used some or all of the net sales proceeds from the sales of the Properties in Franklin, Tennessee; and Richmond, Indiana (see Note 3), and Smyrna, Tennessee (see Note 4) to acquire a property in Vancouver, Washington, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1997, the Partnership owned a 27.78% interest in this property.

   Cocoa Joint Venture, Halls Joint Venture, and the Partnership and affiliates as tenants-in-common in two separate tenancy-in-common arrangements, each own and lease one property to an operator of national fast-food or family-style restaurants.

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995


   The following presents the combined condensed financial information for the joint ventures and the two properties held as two separate tenants-in-common with affiliates at December 31:

                                                           1997       1996
                                                        ---------- ----------
   Land and buildings on operating leases, less
    accumulated depreciation........................... $4,277,972 $  946,406
   Cash................................................     24,994        561
   Receivables.........................................      4,417        --
   Prepaid expenses....................................        270        251
   Accrued rental income...............................     68,819     63,806
   Liabilities.........................................      1,250        880
   Partners' capital...................................  4,375,222  1,010,144
   Revenues............................................    151,242    123,689
   Net income..........................................    121,605     98,949

   The Partnership recognized income totalling $56,015, $46,452 and $47,018 for the years ended December 31, 1997, 1996 and 1995, respectively, from these joint ventures.

6. Mortgage Note Receivable

   In connection with the sale in 1995 of its property in Myrtle Beach, South Carolina, the Partnership accepted a promissory note in the principal sum of $1,040,000, collateralized by a mortgage on the property. The promissory note bears interest at 10.25% per annum and is being collected in 59 equal monthly installments of $9,319, including interest, with a balloon payment of $1,006,004 due in July 2000.

   In addition, in connection with the sale in 1996 of its property in St. Cloud, Florida, the Partnership accepted a promissory note in the principal sum of $1,057,299, representing the balance of the sales price of $1,050,000 plus tenant closing costs in the amount of $7,299 that the Partnership financed on behalf of the tenant. The note is collateralized by a mortgage on the property. The promissory note bears interest at a rate of 10.75% per annum and is being collected in 12 monthly installments of interest only, and thereafter in 168 equal monthly installments of principal and interest.

   The mortgage notes receivable consisted of the following at December 31:

                                                           1997        1996
                                                        ----------  ----------
   Principal balance................................... $2,069,912  $2,079,177
   Accrued interest receivable.........................     11,412      18,200
   Less deferred gains on sale of land and buildings...   (323,157)   (324,519)
                                                        ----------  ----------
                                                        $1,758,167  $1,772,858
                                                        ==========  ==========

   The general partners believe that the estimated fair values of mortgage notes receivable at December 31, 1997 and 1996, approximate the outstanding principal amount based on estimated current rates at which similar loans would be made to borrowers with similar credit and for similar maturities.

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995


7. Receivables

   In June 1997, the Partnership terminated the leases with the tenant of the properties in Connorsville and Richmond, Indiana. In connection therewith, the Partnership accepted a promissory note from the former tenant for $35,297 for amounts relating to past due real estate taxes the Partnership had accrued as a result of the former tenant's financial difficulties. The promissory note is uncollateralized, bears interest at a rate of ten percent per annum, and is being collected in 36 monthly installments. Receivables at December 31, 1997, included $37,099 of such amounts, including accrued interest of $1,802.

8. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners.

   Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During each of the years ended December 31, 1997, 1996 and 1995, the Partnership declared distributions to the limited partners of $2,300,000. No distributions have been made to the general partners to date.

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995


9. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                               1997        1996        1995
                                            ----------  ----------  ----------
   Net income for financial reporting
    purposes..............................  $1,731,915  $1,428,159  $1,679,820
   Depreciation for tax reporting purposes
    in excess of depreciation for
    financial reporting purposes..........     (23,618)    (28,058)    (26,980)
   Gain on disposition of land and
    buildings for financial reporting
    purposes in excess of gain for tax
    reporting purposes....................    (354,648)     (1,606)        (69)
   Allowance for loss on land and
    buildings.............................     250,694     239,525         --
   Direct financing leases recorded as
    operating leases for tax reporting
    purposes..............................      42,682      46,387      42,180
   Equity in earnings of unconsolidated
    joint ventures for tax reporting
    purposes less than equity in earnings
    of unconsolidated joint ventures for
    financial reporting purposes..........      (1,914)     (1,900)     (2,926)
   Allowance for doubtful accounts........     100,149      33,254    (150,480)
   Accrued rental income..................     (19,527)    (27,875)    (30,484)
   Rents paid in advance..................       1,241     (17,632)      9,505
   Minority interest in timing differences
    of consolidated joint venture.........     (41,515)       (343)       (370)
   Disallowed real estate tax deduction...      36,721         --          --
                                            ----------  ----------  ----------
   Net income for federal income tax
    purposes..............................  $1,722,180  $1,669,911  $1,520,196
                                            ==========  ==========  ==========

10. Related Party Transactions

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the parent company of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, served as president of CNL Fund Advisors, Inc. through October 1997. CNL Income Fund Advisors, Inc. was a wholly owned subsidiary of CNL Group, Inc. until its merger, effective January 1, 1996, with CNL Fund Advisors, Inc. During the years ended December 31, 1997, 1996 and 1995, CNL Income Fund Advisors, Inc. and CNL Fund Advisors, Inc. (hereinafter referred to collectively as the "Affiliates") each performed certain services for the Partnership, as described below.

   During the years ended December 31, 1997, 1996 and 1995, certain Affiliates acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliates an annual, noncumulative, subordinated management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures, but not in excess of competitive fees for comparable services. These fees will be incurred and will be payable only after the limited partners receive their 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners do not receive their 10% Preferred Return in any particular year, no management fees will be due or payable for such year. As a result of such threshold, no management fees were incurred during the years ended December 1997, 1996 and 1995.

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

   Certain Affiliates are also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliates provide a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. During the year ended December 31, 1996, the Partnership incurred a deferred, subordinated real estate disposition fee of $34,500 as the result of the sale of the Property in St. Cloud, Florida. No deferred, subordinated real estate disposition fees were incurred for the years ended December 31, 1997 and 1995 due to the reinvestment of net sales proceeds in additional Properties.

   During the years ended December 31, 1997, 1996 and 1995, the Affiliates provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $80,145, $83,563 and $83,882 for the years ended December 31, 1997, 1996 and 1995, respectively, for such services.

   The due to related parties consisted of the following at December 31:

                                                               1997     1996
                                                             -------- --------
   Due to Affiliates:
     Expenditures incurred on behalf of the Partnership..... $ 67,106 $ 78,407
     Accounting and administrative services.................   42,261   43,057
     Deferred, subordinated real estate disposition fee.....   34,500   34,500
                                                             -------- --------
                                                             $143,867 $155,964
                                                             ======== ========

   During 1997, the Partnership and an affiliate of the general partners acquired a property in Mesa, Arizona, as tenants-in-common for a purchase price of $1,084,111 (of which the Partnership contributed $460,911 or 42.23%) from CNL BB Corp., also an affiliate of the general partners. CNL BB Corp. had purchased and temporarily held title to this property in order to facilitate the acquisition of the property by the Partnership. The purchase price paid by the Partnership represented the Partnership's percent of interest in the costs incurred by CNL BB Corp. to acquire and carry the property, including closing costs.

11. Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual lessees, or affiliated groups of lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership share of total rental and earned income from unconsolidated joint ventures and the properties held as tenants-in-common with affiliates), for at least one of the years ended December 31:

                                                       1997     1996     1995
                                                     -------- -------- --------
   Shoney's, Inc.................................... $229,795 $241,119 $247,353
   Golden Corral Corporation........................  195,511  195,511  195,511

   In addition, the following schedule presents total rental and earned income (including mortgage interest income) from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income and mortgage interest income (including the Partnership's share of total rental and

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

earned income from joint ventures and the properties held as tenants-in-common with affiliates) for at least one of the years ended December 31:

                                                       1997     1996     1995
                                                     -------- -------- --------
   Denny's.......................................... $312,510 $310,021 $314,057
   Wendy's Old Fashioned Hamburger Restaurant.......  302,253  293,817  278,127
   Perkins..........................................  228,492  268,939  226,898

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains, could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

12. Subsequent Events

   In January 1998, the Partnership sold its property in Port Orange, Florida to the tenant, for $1,330,000 and received net sales proceeds (net of $2,909 which represents prorated rent returned to the tenant) of $1,283,096, resulting in a gain of approximately $350,300 for financial reporting purposes.

                            CNL INCOME FUND VI, LTD.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           -----
Condensed Balance Sheets as of September 30, 1998 and December 31, 1997..  F-178
Condensed Statements of Income for the Quarters and Nine Months Ended
 September 30, 1998 and 1997.............................................  F-179
Condensed Statements of Partner's Capital for the Nine Months Ended
 September 30, 1998 and for the Year Ended December 31, 1997.............  F-180
Condensed Statements of Cash Flows for the Nine Months Ended September
 30, 1998 and 1997.......................................................  F-181
Notes to Condensed Financial Statements for the Quarters and Nine Months
 Ended September 30, 1998 and 1997.......................................  F-182
Report of Independent Accountants........................................  F-185
Balance Sheets as of December 31, 1997 and 1996..........................  F-186
Statements of Income for the Years Ended December 31, 1997, 1996 and
 1995....................................................................  F-187
Statements of Partner's Capital for the Years Ended December 31, 1997,
 1996 and 1995...........................................................  F-188
Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 1995....................................................................  F-189
Notes to Financial Statements for the Years Ended December 31, 1997, 1996
 and 1995................................................................  F-191

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                      September 30, December 31,
                                                          1998          1997
                                                      ------------- ------------
                       ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $3,472,247 and
 $3,327,334.........................................   $18,673,683  $20,785,684
Net investment in direct financing leases...........     3,944,272    4,708,841
Investment in joint ventures........................     4,848,127    1,130,139
Cash and cash equivalents...........................     1,353,864    1,614,759
Restricted cash.....................................           --       709,227
Receivables, less allowance for doubtful accounts of
 $341,604 and $363,410..............................        31,765      157,989
Prepaid expenses....................................         4,463        4,235
Lease costs, less accumulated amortization of $6,768
 and $5,581.........................................        10,932       12,119
Accrued rental income, less allowance for doubtful
 accounts of $9,697 in 1998 and 1997................       762,705      843,345
Other assets........................................        26,731       26,731
                                                       -----------  -----------
                                                       $29,656,542  $29,993,069
                                                       ===========  ===========
         LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................   $     9,130  $    14,138
Accrued construction costs payable..................           --       125,000
Accrued and escrowed real estate taxes payable......        18,117       38,025
Due to related parties..............................         5,250       32,019
Distributions payable...............................       787,500      787,500
Rents paid in advance...............................        27,598       57,663
                                                       -----------  -----------
    Total liabilities...............................       847,595    1,054,345
Minority interest...................................       143,546      144,475
Partners' capital...................................    28,665,401   28,794,249
                                                       -----------  -----------
                                                       $29,656,542  $29,993,069
                                                       ===========  ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                       Quarter Ended       Nine Months Ended
                                       September 30,         September 30,
                                    -------------------- ----------------------
                                      1998       1997       1998        1997
                                    --------  ---------- ----------  ----------
Revenues:
  Rental income from operating
   leases.........................  $601,109  $  603,263 $1,884,112  $1,889,623
  Adjustments to accrued rental
   income.........................       --          --    (155,528)        --
  Earned income from direct
   financing leases...............   106,936      98,328    363,720     369,865
  Contingent rental income........     4,882       7,946     39,361      34,554
  Interest and other income.......    25,316      43,483     92,998      76,748
                                    --------  ---------- ----------  ----------
                                     738,243     753,020  2,224,663   2,370,790
                                    --------  ---------- ----------  ----------
Expenses:
  General operating and
   administrative.................    42,989      41,177    129,031     113,543
  Bad debt expense................       --          --      12,854      13,102
  Professional services...........     6,494       6,030     23,285      17,569
  Real estate taxes...............       --        1,790        --       11,754
  State and other taxes...........       --          --      10,392       8,968
  Depreciation and amortization...   114,253     117,383    344,306     359,714
                                    --------  ---------- ----------  ----------
                                     163,736     166,380    519,868     524,650
                                    --------  ---------- ----------  ----------
Income Before Minority Interest in
 Loss (Income) of Consolidated
 Joint Venture, Equity in Earnings
 of Unconsolidated Joint Ventures
 and Gain on Sale of Land and
 Buildings........................   574,507     586,640  1,704,795   1,846,140
Minority Interest in Loss (Income)
 of Consolidated Joint Venture....    (4,133)      1,715    (28,673)      5,783
Equity in Earnings of
 Unconsolidated Joint Ventures....    94,509      24,723    212,408     194,079
Gain on Sale of Land and
 Buildings........................       --      626,804    345,122     547,027
                                    --------  ---------- ----------  ----------
Net Income........................  $664,883  $1,239,882 $2,233,652  $2,593,029
                                    ========  ========== ==========  ==========
Allocation of Net Income:
General partners..................  $  6,649  $    7,692 $   20,455  $   21,492
Limited partners..................   658,234   1,232,190  2,213,197   2,571,537
                                    --------  ---------- ----------  ----------
                                    $664,883  $1,239,882 $2,233,652  $2,593,029
                                    ========  ========== ==========  ==========
Net Income Per Limited Partner
 Unit.............................  $   9.40  $    17.60 $    31.62  $    36.74
                                    ========  ========== ==========  ==========
Weighted Average Number of Limited
 Partner Units Outstanding........    70,000      70,000     70,000      70,000
                                    ========  ========== ==========  ==========

                See accompanying notes to financial statements.

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                      Nine Months
                                                         Ended     Year Ended
                                                       September    December
                                                       30, 1998     31, 1997
                                                      -----------  -----------
General partners:
  Beginning balance.................................. $   229,363  $   204,010
  Net income.........................................      20,455       25,353
                                                      -----------  -----------
                                                          249,818      229,363
                                                      -----------  -----------
Limited partners:
  Beginning balance..................................  28,564,886   28,840,357
  Net income.........................................   2,213,197    2,874,529
  Distributions ($33.75 and $45.00 per limited
   partner unit, respectively).......................  (2,362,500)  (3,150,000)
                                                      -----------  -----------
                                                       28,415,583   28,564,886
                                                      -----------  -----------
Total partners' capital.............................. $28,665,401  $28,794,249
                                                      ===========  ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                         Nine Months Ended
                                                           September 30,
                                                      ------------------------
                                                         1998         1997
                                                      -----------  -----------
Increase (Decrease) in Cash and Cash
  Equivalents:
    Net Cash Provided by Operating Activities........ $ 2,445,813  $ 2,375,171
                                                      -----------  -----------
    Cash Flows from Investing Activities:
      Proceeds from sale of land and buildings.......   2,832,253    4,003,985
      Additions to land and buildings on operating
       leases........................................   (125,000)   (1,112,647)
      Investment in joint ventures...................  (3,716,209)         --
      Return of capital from joint venture...........         --        69,997
      Decrease (increase) in restricted cash.........     697,650   (2,400,061)
      Payment of lease costs.........................      (3,300)      (3,300)
                                                      -----------  -----------
        Net cash provided by (used in) investing
         activities..................................    (314,606)     557,974
                                                      -----------  -----------
    Cash Flows from Financing Activities:
      Distributions to limited partners..............  (2,362,500)  (2,432,500)
      Distributions to holder of minority interest...     (29,602)      (8,832)
                                                      -----------  -----------
        Net cash used in financing activities........  (2,392,102)  (2,441,332)
                                                      -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents.........................................    (260,895)     491,813
Cash and Cash Equivalents at Beginning of Period.....   1,614,759    1,127,930
                                                      -----------  -----------
Cash and Cash Equivalents at End of Period........... $ 1,353,864  $ 1,619,743
                                                      -----------  -----------
Supplemental Schedule of Non-Cash Financing
 Activities:
  Distributions declared and unpaid at end of
   period............................................ $   787,500  $   787,500
                                                      ===========  ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

           Quarters and Nine Months Ended September 30, 1998 and 1997

1. Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter and nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund VI, Ltd. (the "Partnership") for the year ended December 31, 1997.

   The Partnership accounts for its 66 percent interest in the accounts of Caro Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

2. Land and Buildings

   In January 1998, the Partnership sold its property in Deland, Florida, to the tenant for $1,250,000 and received net sales proceeds of $1,234,122, resulting in a gain of $345,122 for financial reporting purposes. This property was originally acquired by the Partnership in October 1989 and had a cost of approximately $1,000,000, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $234,100 in excess of its original purchase price.

   In February 1998, the Partnership sold its property in Melbourne, Florida, for $590,000 and received net sales proceeds of $552,910. Due to the fact that during 1997, the Partnership recorded an allowance for loss of $158,239 for this property, no gain or loss was recognized for financial reporting purposes in February 1998, relating to the sale.

   In February 1998, the Partnership sold its property in Liverpool, New York, for $157,500 and received net sales proceeds of $145,221. Due to the fact that in prior years the Partnership recorded an allowance for loss of $181,970 for this property, no gain or loss was recognized for financial reporting purposes in February 1998, relating to the sale.

   In June 1998, the Partnership sold its property in Bellevue, Nebraska, and received sales proceeds of $900,000. Due to the fact that during 1998, the Partnership wrote off $155,528 in accrued rental income, representing a portion of the accrued rental income that the Partnership had recognized since the inception of the lease relating to the straight-lining of future scheduled rent increases in accordance with generally accepted accounting principles, no gain or loss was recorded for financial reporting purposes in June 1998 relating to this sale. This property was originally acquired by the Partnership in December 1989 and had a cost of approximately $899,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $500 in excess of its original purchase price.

3. Net Investment in Direct Financing Leases

   In February and June 1998, the Partnership sold its properties in Melbourne, Florida and Bellevue, Nebraska, respectively, for which the building portions had been classified as direct financing leases. In connection therewith, the gross investments (minimum lease payments receivable and estimated residual values) and unearned income relating to these properties were removed from the accounts (see Note 2).

4. Investment in Joint Ventures

   In January 1998, the Partnership contributed $558,064 and $694,806 to acquire a 34.74% interest and a 46.2% interest, respectively, in a property in Overland Park, Kansas, and a property in Memphis, Tennessee, respectively, as tenants-in-common with affiliates of the general partners. In June 1998, the Partnership contributed $1,250,350 to acquire an 85.07% interest in a property in Fort Myers, Florida, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investments in these properties using the equity method since the Partnership shares control with affiliates, and amounts relating to its investments are included in investment in joint ventures.

   In April 1998, the Partnership entered into a joint venture arrangement, Melbourne Joint Venture, with an affiliate of the general partners, to construct and hold one restaurant property. As of September 30, 1998, the Partnership had contributed $314,011 to purchase land and pay construction costs relating to the property owned by the joint venture. The Partnership has agreed to contribute approximately $212,300 in additional construction costs to the joint venture. The Partnership will have an approximate 50 percent interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with the affiliate.

   In September 1998, the Partnership entered into a joint venture arrangement, Warren Joint Venture, with an affiliate of the general partners to hold one restaurant property. As of September 30, 1998, the Partnership had contributed $898,092 to the joint venture to acquire the restaurant property. As of September 30, 1998, the Partnership owned approximately a 64 percent interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with the affiliate.

   Auburn Joint Venture, Show Low Joint Venture, Asheville Joint Venture, Melbourne Joint Venture, Warren Joint Venture and the Partnership and affiliates as tenants-in-common in five separate tenancy-in-common arrangements, each own and lease one property to an operator of national fast-food and family-style restaurants. The following presents the combined, condensed financial information for the joint ventures and the five properties held as tenants-in-common with affiliates at:

                                                    September 30, December 31,
                                                        1998          1997
                                                    ------------- ------------
      Land and buildings on operating leases, less
       accumulated depreciation...................   $8,793,422    $4,568,842
      Net investment in direct financing leases...    3,338,134       911,559
      Cash........................................       31,598         7,991
      Receivables.................................       20,370        22,230
      Accrued rental income.......................      215,813       160,197
      Other assets................................        1,178           414
      Liabilities.................................      181,530         7,557
      Partners' capital...........................   12,218,985     5,663,676
      Revenues....................................      771,965       471,627
      Gain on sale of land and building...........          --        488,372
      Net income..................................      672,525       889,883

   The Partnership recognized income totalling $212,048 and $194,079 for the nine months ended September 30, 1998 and 1997, respectively, from these joint ventures, $94,509 and $24,723 of which was earned during the quarters ended September 30, 1998 and 1997, respectively.

5. Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures and the properties held as tenants-in-common with affiliates), for at least one of the nine month periods ended September 30:

                                                                1998     1997
                                                              -------- --------
      Golden Corral Corporation.............................. $515,995 $513,408
      Mid-America Corporation................................  329,639  329,639
      IHOP Properties, Inc...................................  325,863      --
      Restaurant Management Services, Inc....................  312,956  376,597


   The following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures and the properties held as tenants-in-common with affiliates), for at least one of the nine month periods ended September 30:

                                                                 1998     1997
                                                               -------- --------
      Golden Corral Family Steakhouse Restaurants............. $515,995 $513,408
      Burger King.............................................  341,006  382,532
      IHOP....................................................  325,863      --

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners
CNL Income Fund VI, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund VI, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund VI, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
January 24, 1998, except as to Notes 3 and 12 for which the date is February 9, 1998.

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                                 BALANCE SHEETS

                                                             December 31,
                                                        -----------------------
                                                           1997        1996
                                                        ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 land and building..................................... $20,785,684 $21,105,355
Net investment in direct financing leases, less
 allowance for impairment in carrying value............   4,708,841   4,659,024
Investment in joint ventures...........................   1,130,139     997,016
Cash and cash equivalents..............................   1,614,759   1,127,930
Restricted cash........................................     709,227     977,756
Receivables, less allowance for doubtful accounts of
 $363,410 and $115,892.................................     157,989     174,983
Prepaid expenses.......................................       4,235       1,163
Lease costs, less accumulated amortization of $5,581
 and $3,691............................................      12,119      14,009
Accrued rental income, less allowance for doubtful
 accounts of $9,697 in 1997 and 1996...................     843,345   1,045,319
Other assets...........................................      26,731      26,731
                                                        ----------- -----------
                                                        $29,993,069 $30,129,286
                                                        =========== ===========

           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................... $    14,138 $    18,161
Accrued construction costs payable.....................     125,000         --
Accrued and escrowed real estate taxes payable.........      38,025      11,338
Due to related parties.................................      32,019       2,633
Distributions payable..................................     787,500     857,500
Rents paid in advance..................................      57,663      30,705
                                                        ----------- -----------
    Total liabilities..................................   1,054,345     920,337
Minority interest......................................     144,475     164,582
Partners' capital......................................  28,794,249  29,044,367
                                                        ----------- -----------
                                                        $29,993,069 $30,129,286
                                                        =========== ===========

                See accompanying notes to financial statements.

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                Year Ended December 31,
                                            ----------------------------------
                                               1997        1996        1995
                                            ----------  ----------  ----------
Revenues:
  Rental income from operating leases.....  $2,448,269  $2,776,239  $2,738,218
  Earned income from direct financing
   leases.................................     449,133     557,426     469,642
  Contingent rental income................     147,437     110,073     115,946
  Interest and other income...............     119,961      49,056      51,130
                                            ----------  ----------  ----------
                                             3,164,800   3,492,794   3,374,936
                                            ----------  ----------  ----------
Expenses:
  General operating and administrative....     156,847     159,388     147,902
  Professional services...................      25,861      32,272      27,741
  Bad debt expense........................     131,184         --          --
  Real estate taxes.......................      43,676         --          --
  State and other taxes...................       8,969       7,930       6,789
  Depreciation and amortization...........     473,828     483,573     490,386
                                            ----------  ----------  ----------
                                               840,365     683,163     672,818
                                            ----------  ----------  ----------
Income Before Minority Interest in Income
 of Consolidated Joint Venture; Equity in
 Earnings of Unconsolidated Joint
 Ventures, Gain (Loss) on Sale of Land and
 Buildings and Net Investment in Direct
 Financing Leases and Provision for Loss
 on Land and Buildings....................   2,324,435   2,809,631   2,702,118
Minority Interest in Income of
 Consolidated Joint Venture...............      11,275     (24,682)    (20,133)
Equity in Earnings of Unconsolidated Joint
 Ventures.................................     280,331      97,381      83,483
Gain (Loss) on Sale of Land and Buildings
 and Net Investment in Direct Financing
 Leases...................................     547,027      (1,706)     95,913
Provision for Loss on Land and Building
 and Impairment in Carrying Value of Net
 Investment in Direct Financing Lease.....    (263,186)    (77,023)        --
                                            ----------  ----------  ----------
Net Income................................  $2,899,882  $2,803,601  $2,861,381
                                            ==========  ==========  ==========
Allocation of Net Income:
  General partners........................  $   25,353  $   28,337  $   28,411
  Limited partners........................   2,874,529   2,775,264   2,832,970
                                            ----------  ----------  ----------
                                            $2,899,882  $2,803,601  $2,861,381
                                            ==========  ==========  ==========
Net Income Per Limited Partner Unit.......  $    41.06  $    39.65  $    40.47
                                            ==========  ==========  ==========
Weighted Average Number of Limited Partner
 Units Outstanding........................      70,000      70,000      70,000
                                            ==========  ==========  ==========

                See accompanying notes to financial statements.

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                         STATEMENTS OF PARTNERS CAPITAL
                  Years Ended December 31, 1997, 1996 and 1995

                          General Partners                   Limited Partners
                         ------------------- --------------------------------------------------
                         Contri- Accumulated   Contri-                  Accumulated Syndication
                         butions  Earnings     butions   Distributions   Earnings      Costs        Total
                         ------- ----------- ----------- -------------  ----------- -----------  -----------
Balance, December 31,
 1994................... $1,000   $146,262   $35,000,000 $(16,064,226)  $14,681,349 $(4,015,000) $29,749,385
 Distributions to
  limited partners
  ($45.00 per limited
  partner unit).........    --         --            --    (3,150,000)          --          --    (3,150,000)
 Net income.............    --      28,411           --           --      2,832,970         --     2,861,381
                         ------   --------   ----------- ------------   ----------- -----------  -----------
Balance, December 31,
 1995...................  1,000    174,673    35,000,000  (19,214,226)   17,514,319  (4,015,000)  29,460,766
 Distributions to
  limited partners
  ($46.00 per limited
  partner unit).........    --         --            --    (3,220,000)          --          --    (3,220,000)
 Net income.............    --      28,337           --           --      2,775,264         --     2,803,601
                         ------   --------   ----------- ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................  1,000    203,010    35,000,000  (22,434,226)   20,289,583  (4,015,000)  29,044,367
 Distributions to
  limited partners
  ($45.00 per limited
  partner unit).........    --         --            --    (3,150,000)          --          --    (3,150,000)
 Net income.............    --      25,353           --           --      2,874,529         --     2,899,882
                         ------   --------   ----------- ------------   ----------- -----------  -----------
Balance, December 31,
 1997................... $1,000   $228,363   $35,000,000 $(25,584,226)  $23,164,112 $(4,015,000) $28,794,249
                         ======   ========   =========== ============   =========== ===========  ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOWS

                                               Year Ended December 31,
                                         -------------------------------------
                                            1997         1996         1995
                                         -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
  Cash Flows from Operating Activities:
    Cash received from tenants.......... $ 3,097,751  $ 3,363,188  $ 3,264,527
    Distributions from unconsolidated
     joint ventures.....................     144,016      114,163       95,931
    Cash paid for expenses..............    (180,530)    (203,432)    (181,153)
    Interest received...................      94,804       36,843       43,125
                                         -----------  -----------  -----------
      Net cash provided by operating
       activities.......................   3,156,041    3,310,762    3,222,430
                                         -----------  -----------  -----------
  Cash Flows from Investing Activities:
    Proceeds from sale of land and
     buildings..........................   4,003,985      982,980      899,503
    Additions to land and buildings on
     operating leases...................  (2,666,258)         --       (25,646)
    Investment in direct financing
     leases.............................  (1,057,282)         --      (723,237)
    Investment in joint ventures........    (521,867)    (146,090)         --
    Return of capital from joint
     ventures...........................     524,975          --           --
    Collections on mortgage note
     receivable.........................         --         3,033        2,967
    Decrease (increase) in restricted
     cash...............................     279,367     (977,017)         --
    Payment of lease costs..............      (3,300)      (3,300)      (3,300)
                                         -----------  -----------  -----------
      Net cash provided by (used in)
       investing activities.............     559,620     (140,394)     150,287
                                         -----------  -----------  -----------
  Cash Flows from Financing Activities:
    Reimbursement of acquisition costs
     paid by related parties on behalf
     of the Partnership.................         --           --        (1,375)
    Distributions to limited partners...  (3,220,000)  (3,150,000)  (3,150,000)
    Distributions to holder of minority
     interest...........................      (8,832)     (13,437)     (26,824)
                                         -----------  -----------  -----------
      Net cash used in financing
       activities.......................  (3,228,832)  (3,163,437)  (3,178,199)
                                         -----------  -----------  -----------
Net Increase in Cash and Cash
 Equivalents............................     486,829        6,931      194,518
Cash and Cash Equivalents at Beginning
 of Year................................   1,127,930    1,120,999      926,481
                                         -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year................................... $ 1,614,759  $ 1,127,930  $ 1,120,999
                                         ===========  ===========  ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                      STATEMENTS OF CASH FLOWS--CONTINUED

                                                 Year Ended December 31,
                                             ----------------------------------
                                                1997        1996        1995
                                             ----------  ----------  ----------
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
  Net income...............................  $2,899,882  $2,803,601  $2,861,381
                                             ----------  ----------  ----------
  Adjustments to reconcile net income to
   net cash provided by operating
   activities:
    Depreciation...........................     471,938     481,683     489,480
    Amortization...........................       1,890       1,890         906
    Minority interest in income of
     consolidated joint venture............     (11,275)     24,682      20,133
    Equity in earnings of unconsolidated
     joint ventures, net of distributions..    (136,315)     16,782      12,448
    Loss (gain) on sale of land and
     building..............................    (547,027)      1,706     (95,913)
    Provision for loss on land and building
     and impairment in carrying value of
     net investment in direct financing
     lease.................................     263,186      77,023         --
    Decrease (increase) in receivables.....      25,880     (90,360)     44,096
    Decrease (increase) in prepaid
     expenses..............................      (3,072)      4,087      (2,042)
    Decrease in net investment in direct
     financing leases......................      67,389      68,177      53,944
    Decrease (increase) in accrued rental
     income................................      41,173    (103,935)   (131,428)
    Increase in accounts payable and
     accrued expenses......................      25,964       2,529         215
    Increase (decrease) in due to related
     parties...............................      29,470      (3,391)      5,909
    Increase (decrease) in rents paid in
     advance and deposits..................      26,958      26,288     (36,699)
                                             ----------  ----------  ----------
      Total adjustments....................     256,159     507,161     361,049
                                             ----------  ----------  ----------
Net Cash Provided by Operating Activities..  $3,156,041  $3,310,762  $3,222,430
                                             ==========  ==========  ==========
Supplemental Schedule of Non-Cash Investing
 and Financing Activities:
  Acquisition costs paid by affiliates on
   behalf of the Partnership...............  $      --   $      --   $    1,375
                                             ==========  ==========  ==========
  Mortgage note accepted in connection with
   sale of land............................  $      --   $      --   $    6,000
                                             ==========  ==========  ==========
  Distributions declared and unpaid at
   December 31.............................  $  787,500  $  857,500  $  787,500
                                             ==========  ==========  ==========


                See accompanying notes to financial statements.

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                         NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1997, 1996 and 1995

1. Significant Accounting Policies

   Organization and Nature of Business--CNL Income Fund VI, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating method. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review the properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' best estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs. If an impairment is indicated, the assets are adjusted to their fair value.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables and accrued rental income, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


   Investment in Joint Ventures--The Partnership accounts for its 66 percent interest in Caro Joint Venture, a Florida general partnership, using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   The Partnership's investments in Auburn Joint Venture, Show Low Joint Venture and Asheville Joint Venture, and a property in Yuma, Arizona, a property in Clinton, North Carolina, and a property in Vancouver, Washington, for which each property is held as tenants-in-common with affiliates, are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Lease Costs--Brokerage fees and lease incentive costs incurred in finding new tenants and negotiating new leases for the Partnership's properties are amortized over the terms of the new leases using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases:

   The Partnership leases its land and buildings primarily to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The leases generally are classified as operating leases; however, some leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portions of some of these leases are operating leases. Substantially all leases are for 10 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to four successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at December 31:

                                                         1997         1996
                                                      -----------  -----------
      Land........................................... $10,046,309  $10,364,275
      Buildings......................................  14,344,114   13,983,253
                                                      -----------  -----------
                                                       24,390,423   24,347,528
      Less accumulated depreciation..................  (3,327,334)  (3,165,150)
                                                      -----------  -----------
                                                       21,063,089   21,182,378
      Less allowance for loss on land and building...    (277,405)     (77,023)
                                                      -----------  -----------
                                                      $20,785,684  $21,105,355
                                                      ===========  ===========

   In December 1996, the Partnership sold its property in Dallas, Texas, to a third party for $1,016,000 and received net sales proceeds of $982,980. This property was originally acquired by the Partnership in June 1994 and had a cost of approximately $980,900, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $2,100 in excess of its original purchase price. Due to the fact that the Partnership had recognized accrued rental income since the inception of the lease relating to the straight-lining of future scheduled rent increases in accordance with generally accepted accounting principles, the Partnership wrote-off the cumulative balance of such accrued rental income at the time of the sale of this property, resulting in a loss on land and building of $1,706 for financial reporting purposes. Due to the fact that the straight-lining of future rent increases over the term of the lease is a non-cash accounting adjustment, the write off of these amounts is a loss for financial statement purposes only. In February 1997, the Partnership reinvested the net sales proceeds from the sale of the property in Dallas, Texas, along with additional funds, in a Bertucci's property in Marietta, Georgia, for a total cost of approximately $1,112,600.

   In July 1997, the Partnership sold the property in Whitehall, Michigan, to a third party, for $665,000 and received net sales proceeds (net of $2,981 which represents amounts due to the former tenant for prorated rent) of $626,907, resulting in a loss of $79,777 for financial reporting purposes.

   In addition, in July 1997, the Partnership sold its property in Naples, Florida, to a third party, for $1,530,000 and received net sales proceeds (net of $9,945 which represents amounts due to the former tenant for prorated rent) of $1,477,780, resulting in a gain of $186,550 for financial reporting purposes. This property was originally acquired by the Partnership in December 1989 and had a cost of approximately $1,083,900, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the partnership sold the property for approximately $403,800 in excess of its original purchase price. In December 1997, the Partnership reinvested the net sales proceeds in an IHOP property in Elgin, Illinois, for a total cost of approximately $1,484,100.

   In July 1997, the Partnership entered into a new lease for the property in Greensburg, Indiana, with a new tenant to operate the property as an Arby's restaurant. In connection therewith, the Partnership incurred $125,000 in renovation costs.

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


   In September 1997, the Partnership sold its property in Venice, Florida, to a third party, for $1,245,000 and received net sales proceeds (net of $5,048 which represents amounts due to the former tenant for prorated rent) of $1,201,648, resulting in a gain of $283,853 for financial reporting purposes. This property was originally acquired by the Partnership in August 1989 and had a cost of approximately $1,032,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $174,300 in excess of its original purchase price. In December 1997, the Partnership reinvested the net sales proceeds in an IHOP property in Manassas, Virginia, for a total cost of approximately $1,126,800.

   In 1996 and 1997, the Partnership recorded provisions for losses on land and building in the amounts of $77,023 and $104,947, respectively, for financial reporting purposes for the property in Liverpool, New York. The allowance at December 31, 1996, represented the difference between the property's carrying value at December 31, 1996 and the estimated net realizable value for this property based on an anticipated sales price to an interested third party. The allowance at December 31, 1997, represents the difference between (i) the property's carrying value at December 31, 1997, and (ii) the net realizable value of the property based on the net sales proceeds received in February 1998 from the sale of the property (see Note 12).

   At December 31, 1997, the Partnership established an allowance for loss on land in the amount of $95,435 for its property in Melbourne, Florida. The allowance represents the difference between the property's carrying value for the land at December 31, 1997, and the net realizable value of the land based on the net sales proceeds received in February 1998 from the sale of the property (see Note 12).

   Some leases provide for escalating guaranteed minimum rents throughout the lease terms. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997, 1996 and 1995, the Partnership recognized $87,094, $103,935 and
$131,428, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1997:

      1998.......................................................... $ 2,393,528
      1999..........................................................   2,396,060
      2000..........................................................   2,487,704
      2001..........................................................   2,538,767
      2002..........................................................   2,541,122
      Thereafter....................................................  14,362,769
                                                                     -----------
                                                                     $26,719,950
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


4. Net Investment in Direct Financing Leases

   The following lists the components of the net investment in direct financing leases at December 31:

                                   1997        1996
                                ----------  ----------
      Minimum lease payments
       receivable.............  $9,313,752  $8,955,426
      Estimated residual
       values.................   1,655,911   1,704,299
      Less unearned income....  (6,198,018) (6,000,701)
                                ----------  ----------
                                 4,771,645   4,659,024
      Less allowance for
       impairment in carrying
       value..................     (62,804)        --
                                ----------  ----------
      Net investment in direct
       financing leases.......  $4,708,841  $4,659,024
                                ==========  ==========

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1997:

      1998........................................................... $  622,540
      1999...........................................................    622,540
      2000...........................................................    624,680
      2001...........................................................    637,400
      2002...........................................................    637,400
      Thereafter.....................................................  6,169,192
                                                                      ----------
                                                                      $9,313,752
                                                                      ==========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (See Note 3).

   In July 1997, the Partnership sold its property in Naples, Florida, for which the building portion had been classified as a direct financing lease. In connection therewith, the gross investment (minimum lease payments receivable and estimated residual values) and unearned income relating to this property were removed from the accounts and the gain from the sale relating to this property was reflected in income (Note 3).

   In addition, in July 1997, the Partnership sold its property in Plattsmouth, Nebraska, to the tenant, for $700,000 and received net sales proceeds (net of escrow fees paid of $1,750) of $697,650, resulting in a gain of $156,401 for financial reporting purposes. This property was originally acquired by the Partnership in January 1990 and had a cost of approximately $561,000, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $138,400 in excess of its original purchase price.

   At December 31, 1997, the Partnership had established an allowance for impairment in carrying value in the amount of $62,804 for its property in Melbourne, Florida. The allowance represents the difference between the (i) carrying value of the net investment in the direct financing lease at December 31, 1997, and (ii) the net realizable value of the net investment in the direct financing lease based on the net sales proceeds received in February 1998 from the sale of the property (see Note 12).

5. Investment in Joint Ventures

   The Partnership has a 3.9%, a 36 percent and a 14 percent interest in the profits and losses of Auburn Joint Venture, Show Low Joint Venture and Asheville Joint Venture, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


   In January 1996, the Partnership acquired a property in Clinton, North Carolina, as tenants-in-common with affiliates of the general partners. In connection therewith, the Partnership contributed $146,090 for a 17.93% interest in such property. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures.

   In January 1997, Show Low Joint Venture, in which the Partnership owns a 36 percent interest, sold its property to the tenant for $970,000, resulting in a gain to the joint venture of approximately $360,000 for financial reporting purposes. The property was originally contributed to Show Low Joint Venture in July 1990 and had a total cost of approximately $663,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the joint venture sold the property for approximately $306,500 in excess of its original purchase price. In June 1997, Show Low Joint Venture reinvested $782,413 of net sales proceeds in a property in Greensboro, North Carolina. During 1997, the Partnership received approximately $70,000 representing a return of capital, for its pro-rata share of the uninvested net sales proceeds. As of December 31, 1997, the Partnership owned a 36 percent interest in the profits and losses of the joint venture.

   As of December 31, 1996, the Partnership had a 51.67% interest in a property in Yuma, Arizona, with an affiliate of the Partnership that has the same general partners, as tenants-in-common. In October 1997, the Partnership and the affiliate, as tenants-in-common, sold the property in Yuma, Arizona, for a total sales price of $1,010,000 and received net sales proceeds of $982,025, resulting in a gain, to the tenancy-in-common, of approximately $128,400 for financial reporting purposes. The property was originally acquired in July 1994 and had a total cost of approximately $861,700, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the property was sold for approximately $120,300 in excess of its original purchase price. The Partnership received approximately $455,000 representing a return of capital for its pro-rata share of the net sales proceeds. In December 1997, the Partnership reinvested the amounts received as a return of capital from the sale of the Yuma, Arizona property, in a property in Vancouver, Washington, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in the property in Vancouver, Washington, using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1997, the Partnership owned a 23.04% interest in the Vancouver, Washington, property owned with affiliates as tenants-in-common.

   Auburn Joint Venture, Show Low Joint Venture, Asheville Joint Venture, and the Partnership and affiliates as tenants-in-common in two separate tenancy-in-common arrangements, each own and lease one property to an operator of national fast-food and family-style restaurants. The following presents the combined, condensed financial information for the joint ventures and the two properties held as tenants-in-common with affiliates at December 31:

                                                           1997       1996
                                                        ---------- ----------
      Land and buildings on operating leases, less
       accumulated depreciation........................ $4,568,842 $3,463,093
      Net investment in direct financing leases........    911,559    401,650
      Cash.............................................      7,991     11,177
      Receivables......................................     22,230     21,826
      Accrued rental income............................    160,197    191,594
      Other assets.....................................        414     44,380
      Liabilities......................................      7,557     10,221
      Partners' capital................................  5,663,676  4,123,499
      Revenues.........................................    471,627    528,092
      Gain on sale of land and building................    488,372        --
      Net income.......................................    889,883    436,981

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

   The Partnership recognized income totalling $280,331, $97,381, and $83,483 for the years ended December 31, 1997, 1996 and 1995, respectively, from these joint ventures.

6. Restricted Cash

   As of December 31, 1996, net sales proceeds of $977,017 from the sale of the property in Dallas, Texas, plus accrued interest of $739, were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional property. In February 1997, the escrow agent released these funds to acquire the property in Marietta, Georgia (see Note 3).

   As of December 31, 1997, net sales proceeds of $697,650 from the sale of the property in Plattsmouth, Nebraska, plus accrued interest of $11,577, were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional property.

7. Receivables

   In June 1997, the Partnership terminated the lease with the tenant of the property in Greensburg, Indiana. In connection therewith, the Partnership accepted a promissory note from this former tenant for $13,077 for amounts relating to past due real estate taxes the Partnership had incurred as a result of the former tenant's financial difficulties. The promissory note, which is uncollateralized, bears interest at a rate of ten percent per annum, and is being collected in 36 monthly installments. Receivables at December 31, 1997, included $13,631 of such amounts, including accrued interest of $554.

8. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During the years ended December 31, 1997, 1996 and 1995 the Partnership declared distributions to the limited partners of $3,150,000, $3,220,000 and $3,150,000, respectively. No distributions have been made to the general partners to date.

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


9. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                               1997        1996        1995
                                            ----------  ----------  ----------
   Net income for financial reporting
    purposes..............................  $2,899,882  $2,803,601  $2,861,381
   Depreciation for tax reporting purposes
    in excess of depreciation for
    financial reporting purposes..........     (92,303)   (104,412)    (94,987)
   Allowance for loss on land and
    building..............................     263,186      77,023         --
   Direct financing leases recorded as
    operating leases for tax reporting
    purposes..............................      67,392      68,177      53,944
   Gain and loss on sale of land and
    buildings for financial reporting
    purposes in excess of gain and loss on
    sale for tax reporting purposes.......    (335,658)      1,706      (2,914)
   Equity in earnings of unconsolidated
    joint ventures for financial reporting
    purposes in excess of equity in
    earnings of unconsolidated joint
    ventures for tax reporting purposes...    (147,256)        (49)     (5,299)
   Allowance for doubtful accounts........     369,935     (78,517)     16,154
   Accrued rental income..................     (81,244)   (103,935)   (131,428)
   Rents paid in advance..................      26,458      26,288     (36,699)
   Minority interest in timing differences
    of consolidated joint venture.........     (30,778)      1,781        (200)
                                            ----------  ----------  ----------
   Net income for federal income tax
    purposes..............................  $2,939,614  $2,691,663  $2,659,952
                                            ==========  ==========  ==========

10. Related Party Transactions

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the parent company of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, served as president of CNL Fund Advisors, Inc. through October 1997. CNL Income Fund Advisors, Inc. was a wholly owned subsidiary of CNL Group, Inc. until its merger, effective January 1, 1996, with CNL Fund Advisors, Inc. During the years ended December 31, 1997, 1996 and 1995, CNL Income Fund Advisors, Inc. and CNL Fund Advisors, Inc. (hereinafter referred to collectively as the "Affiliates") each performed certain services for the Partnership, as described below.

   During the years ended December 31, 1997, 1996 and 1995, certain Affiliates acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay Affiliates a management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures and the property held as tenants-in-common with an affiliate, but not in excess of competitive fees for comparable services. These fees are payable only after the limited partners receive their 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners do not receive their 10% Preferred Return in any particular year, no management fees will be due or payable for such year. As a result of such threshold, no management fees were incurred during the years ended December 31, 1997, 1996 and 1995.

   Certain Affiliates are also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliates provide a substantial amount of services in connection with

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

the sale. However, if the sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1997, 1996 and 1995, Affiliates provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $85,714, $95,420 and $81,847 for the years ended December 31, 1997, 1996 and 1995, respectively, for such services.

   The due to related parties at December 31, 1997 and 1996, totalled $32,019 and $2,633, respectively.

11. Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures and the two properties held as tenants-in-common with affiliates), for at least one of the years ended December 31:

                                                       1997     1996     1995
                                                     -------- -------- --------
      Golden Corral Corporation..................... $751,866 $758,348 $725,908
      Restaurant Management Services, Inc...........  478,750  511,040  440,987
      Mid-America Corporation.......................  439,519  439,519  439,519

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures and the two properties held as tenants-in-common with affiliates), for at least one of the years ended December 31:

                                                     1997     1996     1995
                                                   -------- -------- --------
      Golden Corral Family Steakhouse
       Restaurants................................ $751,866 $758,348 $725,908
      Burger King.................................  496,487  455,764  455,820
      Denny's.....................................  317,041  336,269  276,547
      Hardee's....................................  270,129  410,951  431,465

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

12. Subsequent Events

   In January 1998, the Partnership used the net sales proceeds from the sale of the property in Whitehall, Michigan, to acquire a property in Overland Park, Kansas, as tenants-in-common with affiliates of the general partners. In connection therewith, the Partnership contributed approximately $558,900 for a 34.74% interest in such property. The Partnership will account for its investment in this property using the equity method since the Partnership will share control with affiliates.

   In January 1998, the Partnership used the net sales proceeds from the sale of the property in Plattsmouth, Nebraska, to acquire a property in Memphis, Tennessee, as tenants-in-common with affiliates of the general

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

partners. In connection therewith, the Partnership contributed approximately $694,800 for a 46.2% interest in such property. The Partnership will account for its investment in this property using the equity method since the Partnership will share control with affiliates.

   In addition, in January 1998, the Partnership sold its property in Deland, Florida, to the tenant, for $1,250,000 and received net sales proceeds of $1,234,617, resulting in a gain of approximately $345,100 for financial reporting purposes.

   In February 1998, the Partnership sold its property in Melbourne, Florida, for $590,000 and received net sales proceeds of $542,477, resulting in a loss of $158,239 for financial reporting purposes which the Partnership recorded in 1997 (See Notes 3 and 4).

   In February 1998, the Partnership sold its property in Liverpool, New York, for $157,500 and received net sales proceeds of approximately $150,700, resulting in a loss of $181,970 for financial reporting purposes which the Partnership recorded in 1996 and in 1997 (See Note 3).

                           CNL INCOME FUND VII, LTD.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           -----
Condensed Balance Sheets as of September 30, 1998 and December 31, 1997..  F-202

Condensed Statements of Income for the Quarters and Nine Months Ended
 September 30, 1998 and 1997.............................................  F-203

Condensed Statements of Partner's Capital for the Nine Months Ended
 September 30, 1998 and for the Year Ended December 31, 1997.............  F-204

Condensed Statements of Cash Flows for the Nine Months Ended September
 30, 1998 and 1997.......................................................  F-205

Notes to Condensed Financial Statements for the Quarters and Nine Months
 Ended September 30, 1998 and 1997.......................................  F-206

Report of Independent Accountants........................................  F-207

Balance Sheets as of December 31, 1997 and 1996..........................  F-208

Statements of Income for the Years Ended December 31, 1997, 1996 and
 1995....................................................................  F-209

Statements of Partner's Capital for the Years Ended December 31, 1997,
 1996 and 1995...........................................................  F-210

Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 1995....................................................................  F-211

Notes to Financial Statements for the Years Ended December 31, 1997, 1996
 and 1995................................................................  F-213

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                      September 30, December 31,
                                                          1998          1997
                                                      ------------- ------------
                       ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $2,397,837 and
 $2,169,570.........................................   $15,154,596  $15,382,863
Net investment in direct financing leases...........     3,386,764    3,447,152
Investment in joint ventures........................     3,340,189    3,393,932
Mortgage note receivable, less deferred gain of
 $125,545 and $126,303..............................     1,243,284    1,250,597
Cash and cash equivalents...........................       828,551      761,317
Receivables, less allowance for doubtful accounts of
 $28,936 and $32,959................................         6,576       64,092
Prepaid expenses....................................         7,291        4,755
Accrued rental income, less allowance for doubtful
 accounts of $9,845 in 1998 and 1997................     1,183,770    1,114,632
Other assets........................................        60,422       60,422
                                                       -----------  -----------
                                                       $25,211,443  $25,479,762
                                                       ===========  ===========
         LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................   $     2,327  $     6,131
Escrowed real estate taxes payable..................         4,727        7,785
Distributions payable...............................       675,000      675,000
Due to related parties..............................        11,443       34,883
Rents paid in advance...............................        44,359       60,671
                                                       -----------  -----------
    Total liabilities...............................       737,856      784,470
Minority interest...................................       146,865      147,514
Partners' capital...................................    24,326,722   24,547,778
                                                       -----------  -----------
                                                       $25,211,443  $25,479,762
                                                       ===========  ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                    Quarter Ended         Nine Months Ended
                                    September 30,           September 30,
                                ----------------------  ----------------------
                                   1998        1997        1998        1997
                                ----------  ----------  ----------  ----------
Revenues:
  Rental income from operating
   leases.....................  $  492,759  $  493,318  $1,483,950  $1,473,347
  Earned income from direct
   financing leases...........     103,164     122,508     311,318     369,268
  Contingent rental income....       4,829       2,602      17,207       5,685
  Interest and other income...      42,300      46,474     127,438     131,517
                                ----------  ----------  ----------  ----------
                                   643,052     664,902   1,939,913   1,979,817
                                ----------  ----------  ----------  ----------
Expenses:
  General operating and
   administrative.............      37,062      31,784     104,724     101,277
  Bad debt expense............         --          --          --        4,613
  Professional services.......       3,973       4,277      16,567      14,683
  Real estate taxes...........         --          --          --        2,979
  State and other taxes.......         --          --        2,728       4,560
  Depreciation and
   amortization...............      76,089      76,089     228,267     228,267
                                ----------  ----------  ----------  ----------
                                   117,124     112,150     352,286     356,379
                                ----------  ----------  ----------  ----------
Income Before Minority
 Interest in Income of
 Consolidated Joint Venture,
 Equity in Earnings of
 Unconsolidated Joint
 Ventures, and Gain (Loss) on
 Sale of Land and Buildings...     525,928     552,752   1,587,627   1,623,438
Minority Interest in Income of
 Consolidated Joint Ventures..      (4,665)     (4,698)    (13,921)    (13,998)
Equity in Earnings of
 Unconsolidated Joint
 Ventures.....................      78,287      55,939     229,480     151,930
Gain (Loss) on Sale of Land
 and Buildings................         259         234         758     (19,054)
                                ----------  ----------  ----------  ----------
Net Income....................  $  599,809  $  604,227  $1,803,944  $1,742,316
                                ==========  ==========  ==========  ==========
Allocation of Net Income:
  General partners............  $    5,998  $    6,036  $   18,039  $   17,495
  Limited partners............     593,811     598,191   1,785,905   1,724,821
                                ----------  ----------  ----------  ----------
                                $  599,809  $  604,227  $1,803,944  $1,742,316
                                ==========  ==========  ==========  ==========
Net Income Per Limited Partner
 Unit.........................  $    0.020  $    0.020  $    0.060  $    0.057
                                ==========  ==========  ==========  ==========
Weighted Average Number of
 Limited Partner Units
 Outstanding..................  30,000,000  30,000,000  30,000,000  30,000,000
                                ==========  ==========  ==========  ==========

                See accompanying notes to financial statements.

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                Nine Months Ended  Year Ended
                                                  September 30,   December 31,
                                                      1998            1997
                                                ----------------- ------------
General partners:
  Beginning balance............................   $    181,085    $    156,785
  Net income...................................         18,039          24,300
                                                  ------------    ------------
                                                       199,124         181,085
                                                  ------------    ------------
Limited partners:
  Beginning balance............................     24,366,693      24,484,985
  Net income...................................      1,785,905       2,581,708
  Distributions ($0.068 and $0.090 per limited
   partner unit, respectively).................     (2,025,000)     (2,700,000)
                                                  ------------    ------------
                                                    24,127,598      24,366,693
                                                  ------------    ------------
Total partners' capital........................   $ 24,326,722    $ 24,547,778
                                                  ============    ============




                See accompanying notes to financial statements.

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                          Nine Months Ended
                                                            September 30,
                                                        ----------------------
                                                           1998        1997
                                                        ----------  ----------
Increase (Decrease) in Cash and Cash Equivalents:
  Net Cash Provided by Operating Activities............ $2,085,545  $2,099,452
                                                        ----------  ----------
  Cash Flows from Investing Activities:
    Proceeds from sale of land.........................        --      223,589
    Investment in joint ventures.......................        --     (616,245)
    Collections on mortgage note receivable............      8,004       7,230
    Other..............................................     13,255         --
                                                        ----------  ----------
      Net cash provided by (used in) investing
       activities......................................     21,259    (385,426)
                                                        ----------  ----------
  Cash Flows from Financing Activities:
    Distributions to limited partners.................. (2,025,000) (2,025,000)
    Distributions to holder of minority interest.......    (14,570)    (14,781)
                                                        ----------  ----------
      Net cash used in financing activities............ (2,039,570) (2,039,781)
                                                        ----------  ----------
Net Increase (Decrease) in Cash and Cash Equivalents...     67,234    (325,755)
Cash and Cash Equivalents at Beginning of Period.......    761,317   1,305,429
                                                        ----------  ----------
Cash and Cash Equivalents at End of Period............. $  828,551  $  979,674
                                                        ----------  ----------
Supplemental Schedule of Non-Cash Financing Activities
    Distributions declared and unpaid at end of
     period............................................ $  675,000  $  675,000
                                                        ==========  ==========



                See accompanying notes to financial statements.

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

           Quarters and Nine Months Ended September 30, 1998 and 1997

1. Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter and nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund VII, Ltd. (the "Partnership") for the year ended December 31, 1997.

   The Partnership accounts for its 83 percent interest in San Antonio #849 Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

2. Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from the unconsolidated joint ventures and the properties held as tenants-in-common with affiliates) for at least one of the nine month periods ended September 30:

                                                                1998     1997
                                                              -------- --------
      Golden Corral Corporation.............................. $509,751 $445,267
      Restaurant Management Services, Inc. ..................  327,103  327,855
      Waving Leaves, Inc.....................................  225,889  112,948
      Flagstar Enterprises, Inc..............................  113,294  231,196

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners
CNL Income Fund VII, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund VII, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund VII, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand LLP

Orlando, Florida
January 15, 1998

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                                 BALANCE SHEETS

                                                            December 31,
                                                       -----------------------
                                                          1997        1996
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation............................. $15,382,863 $15,930,547
Net investment in direct financing leases.............   3,447,152   4,098,192
Investment in joint ventures..........................   3,393,932   1,789,238
Mortgage notes receivable, less deferred gain.........   1,250,597   1,259,495
Cash and cash equivalents.............................     761,317   1,305,429
Receivables, less allowance for doubtful accounts of
 $32,959 and $43,234..................................      64,092      63,386
Prepaid expenses......................................       4,755       4,654
Accrued rental income, less allowance for doubtful
 accounts of $9,845 and $10,786.......................   1,114,632   1,012,490
Other assets..........................................      60,422      60,422
                                                       ----------- -----------
                                                       $25,479,762 $25,523,853
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $     6,131 $     6,502
Escrowed real estate taxes payable....................       7,785       4,192
Distributions payable.................................     675,000     675,000
Due to related parties................................      34,883       9,067
Rents paid in advance.................................      60,671      38,705
    Total liabilities.................................     784,470     733,466
Minority interest.....................................     147,514     148,617
Partners' capital.....................................  24,547,778  24,641,770
                                                       $25,479,762 $25,523,853
                                                       =========== ===========



                See accompanying notes to financial statements.

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                Year Ended December 31,
                                            ----------------------------------
                                               1997        1996        1995
                                            ----------  ----------  ----------
Revenues:
  Rental income from operating leases.....  $1,960,724  $1,954,033  $1,888,830
  Earned income from direct financing
   leases.................................     475,498     505,061     538,634
  Contingent rental income................      51,345      44,973      68,820
  Interest and other income...............     183,579     240,079      84,390
                                            ----------  ----------  ----------
                                             2,671,146   2,744,146   2,580,674
                                            ----------  ----------  ----------
Expenses:
  General operating and administrative....     138,560     159,001     146,747
  Professional services...................      23,546      27,640      27,379
  Bad debt expense........................       4,613         --        2,584
  Real estate taxes.......................       2,979       9,010      46,512
  State and other taxes...................       4,560       2,448       2,562
  Depreciation and amortization...........     304,356     317,957     329,350
                                            ----------  ----------  ----------
                                               478,614     516,056     555,134
                                            ----------  ----------  ----------
Income Before Minority Interest in Income
 of Consolidated Joint Venture, Equity in
 Earnings of Unconsolidated Joint
 Ventures, Gain (Loss) on Sale of Land and
 Buildings and Loss on Demolition of
 Building.................................   2,192,532   2,228,090   2,025,540
Minority Interest in Income of
 Consolidated Joint Venture...............     (18,663)    (18,691)    (18,728)
Equity in Earnings of Unconsolidated Joint
 Ventures.................................     267,251     157,254     154,937
Gain (Loss) on Sale of Land and
 Buildings................................     164,888     (39,790)     (5,135)
Loss on Demolition of Building............         --          --     (174,466)
                                            ----------  ----------  ----------
Net Income................................  $2,606,008  $2,326,863  $1,982,148
                                            ==========  ==========  ==========
Allocation of Net Income:
  General partners........................  $   24,300  $   23,586  $   20,784
  Limited partners........................   2,581,708   2,303,277   1,961,364
                                            ----------  ----------  ----------
                                            $2,606,008  $2,326,863  $1,982,148
                                            ==========  ==========  ==========
Net Income Per Limited Partner Unit.......  $    0.086  $    0.077  $    0.065
                                            ==========  ==========  ==========
Weighted Average Number of Limited Partner
 Units Outstanding........................  30,000,000  30,000,000  30,000,000
                                            ==========  ==========  ==========


                See accompanying notes to financial statements.

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                        STATEMENTS OF PARTNERS' CAPITAL

                  Years Ended December 31, 1997, 1996 and 1995

                         General Partners                 Limited Partners
                         ---------------- -------------------------------------------------
                                 Accumu-                              Accumu-
                         Contri-  lated     Contri-     Distri-        lated    Syndication
                         butions Earnings   butions     butions      Earnings      Costs        Total
                         ------- -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1994................... $1,000  $111,415 $30,000,000 $(12,077,621) $11,137,967 $(3,440,000) $25,732,761
 Distributions to
  limited partners
  ($0.090 per limited
  partner unit).........    --        --          --    (2,700,002)         --          --    (2,700,002)
 Net income.............    --     20,784         --           --     1,961,364         --     1,982,148
                         ------  -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1995...................  1,000   132,199  30,000,000  (14,777,623)  13,099,331  (3,440,000)  25,014,907
 Distributions to
  limited partners
  ($0.090 per limited
  partner unit).........    --        --          --    (2,700,000)         --          --    (2,700,000)
 Net income.............    --     23,586         --           --     2,303,277         --     2,326,863
                         ------  -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1996...................  1,000   155,785  30,000,000  (17,477,623)  15,402,608  (3,440,000)  24,641,770
 Distributions to
  limited partners
  ($0.090 per limited
  partner unit).........    --        --          --    (2,700,000)         --          --    (2,700,000)
 Net income.............    --     24,300         --           --     2,581,708         --     2,606,008
                         ------  -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1997................... $1,000  $180,085 $30,000,000 $(20,177,623) $17,984,316 $(3,440,000) $24,547,778
                         ======  ======== =========== ============  =========== ===========  ===========




                See accompanying notes to financial statements.

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1997         1996         1995
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
  Cash Flows From Operating Activities:
    Cash received from tenants..........  $ 2,500,189  $ 2,549,406  $ 2,399,249
    Distributions from unconsolidated
     joint ventures.....................      300,696      191,174      190,398
    Cash paid for expenses..............     (140,819)    (248,523)    (174,993)
    Interest received...................      180,393      178,812       69,884
                                          -----------  -----------  -----------
      Net cash provided by operating
       activities.......................    2,840,459    2,670,869    2,484,538
                                          -----------  -----------  -----------
Cash Flows From Investing Activities:
    Additions to land and buildings on
     operating leases...................          --    (1,041,555)         --
    Proceeds from sale of land and
     buildings..........................      976,334    1,661,943          --
    Investment in joint ventures........   (1,650,905)         --           --
    Collections on mortgage notes
     receivable.........................        9,766        8,821       12,725
                                          -----------  -----------  -----------
      Net cash provided by (used in)
       investing activities.............     (664,805)     629,209       12,725
                                          -----------  -----------  -----------
Cash Flows From Financing Activities:
    Distributions to limited partners...   (2,700,000)  (2,700,000)  (2,760,002)
    Distributions to holder of minority
     interest...........................      (19,766)     (19,723)     (17,240)
                                          -----------  -----------  -----------
      Net cash used in financing
       activities.......................   (2,719,766)  (2,719,723)  (2,777,242)
                                          -----------  -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents............................     (544,112)     580,355     (279,979)
Cash and Cash Equivalents at Beginning
 of Year................................    1,305,429      725,074    1,005,053
                                          -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year...................................  $   761,317  $ 1,305,429  $   725,074
                                          ===========  ===========  ===========



                See accompanying notes to financial statements.

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                      STATEMENTS OF CASH FLOWS--CONTINUED

                                                 Year Ended December 31,
                                             ----------------------------------
                                                1997        1996        1995
                                             ----------  ----------  ----------
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
  Net income...............................  $2,606,008  $2,326,863  $1,982,148
                                             ----------  ----------  ----------
  Adjustments to reconcile net income to
   net cash provided by operating
   activities:
    Depreciation...........................     304,356     317,957     328,982
    Amortization...........................         --          --          368
    Minority interest in income of
     consolidated joint venture............      18,663      18,691      18,728
    Loss (gain) on sale of land and
     buildings.............................    (164,888)     39,790       5,135
    Loss on demolition of building.........         --          --      174,466
    Equity in earnings of unconsolidated
     joint ventures, net of distributions..      33,445      33,920      35,461
    Decrease (increase) in receivables.....      17,173     (14,827)        799
    Decrease (increase) in prepaid
     expenses..............................        (101)        379      (3,320)
    Decrease in net investment in direct
     financing leases......................      76,941      70,329      70,872
    Increase in accrued rental income......    (102,142)   (104,639)   (169,520)
    Increase (decrease) in accounts payable
     and accrued expenses..................       3,222     (40,072)     46,367
    Increase (decrease) in due to related
     parties...............................      25,816      (4,244)      6,111
    Increase (decrease) in rents paid in
     advance...............................      21,966      26,722     (12,059)
                                             ----------  ----------  ----------
      Total adjustments....................     234,451     344,006     502,390
                                             ----------  ----------  ----------
Net Cash Provided by Operating Activities..  $2,840,459  $2,670,869  $2,484,538
                                             ==========  ==========  ==========
Supplemental Schedule of Non-Cash Investing
 and Financing Activities:
  Mortgage notes accepted in exchange for
   sale of land and buildings..............  $      --   $      --   $1,400,000
                                             ==========  ==========  ==========
  Distributions declared and unpaid at
   December 31.............................  $  675,000  $  675,000  $  675,000
                                             ==========  ==========  ==========


                See accompanying notes to financial statements.

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                         NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1997, 1996 and 1995

1. Significant Accounting Policies

   Organization and Nature of Business--CNL Income Fund VII, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs. If an impairment is indicated, the assets are adjusted to their fair value.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


   Investment in Joint Ventures--The Partnership accounts for its 83 percent interest in San Antonio #849 Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   The Partnership's investments in Halls Joint Venture, CNL Restaurant Investments II, Des Moines Real Estate Joint Venture and CNL Mansfield Joint Venture, and a property in Smithfield, North Carolina, and a property in Miami, Florida, for which each of the two properties is held as tenants-in-common with affiliates, are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases

   The Partnership leases its land or land and buildings primarily to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The leases generally are classified as operating leases; however, some leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portions of the majority of these leases are operating leases. Substantially all leases are for 13 to 20 years and provide for minimum and contingent rentals. In addition, the tenant generally pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to four successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1997         1996
                                                       -----------  -----------
      Land............................................ $ 8,430,465  $ 8,673,793
      Buildings.......................................   9,121,968    9,121,968
                                                        17,552,433   17,795,761
      Less accumulated depreciation...................  (2,169,570)  (1,865,214)
                                                       -----------  -----------
                                                       $15,382,863  $15,930,547
                                                       ===========  ===========

   In July 1996, the Partnership sold its property in Colorado Springs, Colorado, for $1,075,000 and received net sales proceeds of $1,044,909, resulting in a gain of $194,839 for financial reporting purposes. This property was originally acquired by the Partnership in July 1990 and had a cost of approximately $900,900, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $144,000 in excess of its original purchase price. In October 1996, the Partnership reinvested the net sales proceeds along with additional funds, in a Boston Market property located in Marietta, Georgia.

   In addition, in October 1996, the Partnership sold its property in Hartland, Michigan, for $625,000 and received net sales proceeds of $617,035, resulting in a loss of approximately $235,465 for financial reporting purposes.

   In May 1997, the Partnership sold its property in Columbus, Indiana, for $240,000 and received net sales proceeds of $223,589, resulting in a loss of $19,739 for financial reporting purposes.

   Some leases provide for escalating guaranteed minimum rents throughout the lease terms. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997, 1996 and 1995, the Partnership recognized $102,142, $104,639 and
$169,520, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1997:

      1998.......................................................... $ 1,879,999
      1999..........................................................   1,891,776
      2000..........................................................   1,925,741
      2001..........................................................   2,022,708
      2002..........................................................   2,034,710
      Thereafter....................................................  12,545,975
                                                                     -----------
                                                                     $22,300,909
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


4. Net Investment in Direct Financing Leases

   The following lists the components of the net investment in direct financing leases at December 31:

                                                          1997         1996
                                                       -----------  -----------
      Minimum lease payments receivable............... $ 6,411,161  $ 7,824,101
      Estimated residual values.......................   1,008,935    1,266,893
      Less unearned income............................  (3,972,944)  (4,992,802)
                                                       -----------  -----------
      Net investment in direct financing leases....... $ 3,447,152  $ 4,098,192
                                                       ===========  ===========

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1997:

      1998........................................................... $  495,609
      1999...........................................................    495,609
      2000...........................................................    495,609
      2001...........................................................    496,766
      2002...........................................................    496,766
      Thereafter.....................................................  3,930,802
                                                                      ----------
                                                                      $6,411,161
                                                                      ==========

   In October 1997, the Partnership sold its property in Dunnellon, Florida, for $800,000 and received net sales proceeds (net of $5,055 which represents amounts due to the former tenant for prepaid rent) of $752,745, resulting in a gain of $183,701 for financial reporting purposes. This property was originally acquired by the Partnership in August 1990 and had a cost of approximately $546,300, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $211,500 in excess of its original purchase price.

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

5. Investment in Joint Ventures

   The Partnership has a 51 percent interest, an 18 percent interest and a 4.79% interest in the profits and losses of Halls Joint Venture, CNL Restaurant Investments II and Des Moines Real Estate Joint Venture, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

   In February 1997, the Partnership entered into a joint venture arrangement, CNL Mansfield Joint Venture, with an affiliate of the Partnership which has the same general partners, to hold one restaurant property in Mansfield, Texas. As of December 31, 1997, the Partnership and its co-venture partner had contributed $616,245 and $163,964, respectively, to the joint venture to acquire the restaurant property. As of December 31, 1997, the Partnership and its co-venture partner owned a 79 percent and 21 percent interest, respectively, in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with the affiliate.

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


   As of December 31, 1996, the Partnership had a 48.33% interest in a property in Yuma, Arizona, with an affiliate of the Partnership that has the same general partners, as tenants-in-common. In October 1997, the Partnership and the affiliate, as tenants-in-common, sold the property in Yuma, Arizona, for a total sales price of $1,010,000 and received net sales proceeds of $982,025 resulting in a gain of approximately $128,400 for financial reporting purposes. The property was originally acquired in July 1994 and had a total cost of approximately $861,700, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the property was sold for approximately $120,300 in excess of its original purchase price. In December 1997, the Partnership reinvested its portion of the net sales proceeds from the sale of the Yuma, Arizona, property, along with funds from the sale of a wholly-owned Property in Columbus, Indiana, in a property in Miami, Florida, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in the property in Miami, Florida, using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1997, the Partnership owned a 35.64% interest in the Miami, Florida property owned with affiliates as tenants-in-common.

   In December 1997, the Partnership acquired a property in Smithfield, North Carolina as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1997, the Partnership owned a 53 percent interest in this property.

   CNL Restaurant Investments II owns and leases six properties to an operator of national fast-food or family-style restaurants, and Halls Joint Venture, Des Moines Real Estate Joint Venture and the Partnership and affiliates as tenants-in-common in two separate tenancy-in-common arrangements, each own and lease one property to an operator of national fast-food or family-style restaurants. The following presents the combined, condensed financial information for the joint ventures and the two properties held as tenants-in-common with affiliates at December 31:

                                                          1997        1996
                                                       ----------- ----------
      Land and buildings on operating leases, less
       accumulated depreciation....................... $10,892,405 $7,778,815
      Cash............................................         750      1,106
      Receivables.....................................      18,819     14,495
      Accrued rental income...........................     147,685    154,782
      Other assets....................................       1,079      1,115
      Liabilities.....................................       8,625      1,216
      Partners' capital...............................  11,052,113  7,949,097
      Revenues........................................   1,012,624    911,833
      Net income......................................     905,117    689,075

   The Partnership recognized income totalling $267,251, $157,254 and $154,937 for the years ended December 31, 1997, 1996 and 1995, respectively, from these joint ventures and the two properties held as tenants-in-common with affiliates.

6. Mortgage Notes Receivable

   In connection with the sale of its property in Florence, South Carolina, the Partnership accepted a promissory note in the principal sum of $1,160,000, collateralized by a mortgage on the property. The promissory note bears interest at a rate of 10.25% per annum and is being collected in 59 equal monthly installments of $10,395, with a balloon payment of $1,106,657 due in July 2000.

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


   In addition, the Partnership accepted a promissory note in the principal sum of $240,000 in connection with the sale of its property in Jacksonville, Florida. The note is collateralized by a mortgage on the property. The promissory note bears interest at a rate of ten percent per annum and is being collected in 119 equal monthly installments of $2,106, with a balloon payment of $218,252 due in December 2005.

   The mortgage notes receivable consisted of the following at December 31:

                                  1997        1996
                               ----------  ----------
      Principal balance....... $1,368,688  $1,378,454
      Accrued interest
       receivable.............      8,212       8,270
      Less deferred gain on
       sale of land and
       building...............   (126,303)   (127,229)
                               ----------  ----------
                               $1,250,597  $1,259,495
                               ==========  ==========

   The general partners believe that the estimated fair values of mortgage notes receivable at December 31, 1997 and 1996, approximate the outstanding principal amount based on estimated current rates at which similar loans would be made to borrowers with similar credit and for similar maturities.

7. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During each of the years ended December 31, 1997 and 1996, the Partnership declared distributions to the limited partners of $2,700,000, and during the year ended December 31, 1995, the partnership declared distributions to the limited partners of $2,700,002. No distributions have been made to the general partners to date.

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


8. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1997        1996        1995
                                             ----------  ----------  ----------
   Net income for financial reporting
    purposes...............................  $2,606,008  $2,326,863  $1,982,148
   Depreciation for tax reporting purposes
    in excess of depreciation for financial
    reporting purposes.....................     (25,552)    (24,753)    (36,960)
   Gain or loss on sale of land and
    buildings for financial reporting
    purposes in excess of gain or loss for
    tax reporting purposes.................    (178,348)   (163,152)    174,513
   Direct financing leases recorded as
    operating leases for tax reporting
    purposes...............................      76,941      70,329      70,872
   Equity in earnings of unconsolidated
    joint ventures for tax reporting
    purposes in excess of (less than)
    equity in earnings of unconsolidated
    joint ventures for financial reporting
    purposes...............................     (55,911)      1,420         (68)
   Accrued rental income...................    (102,142)   (104,639)   (169,520)
   Rents paid in advance...................      21,966      26,722     (12,059)
   Minority interest in timing differences
    of consolidated joint venture..........         981         981       3,525
   Other...................................     (10,275)        --      (20,722)
                                             ----------  ----------  ----------
   Net income for federal income tax
    purposes...............................  $2,333,668  $2,133,771  $1,991,729
                                             ==========  ==========  ==========

9. Related Party Transactions

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the parent company of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, served as president of CNL Fund Advisors, Inc. through October 1997. CNL Income Fund Advisors, Inc. was a wholly owned subsidiary of CNL Group, Inc. until its merger, effective January 1, 1996, with CNL Fund Advisors, Inc. During the years ended December 31, 1997, 1996 and 1995, CNL Income Fund Advisors Inc. and CNL Fund Advisors, Inc. (hereinafter referred to collectively as the "Affiliates") each performed certain services for the Partnership, as described below.

   During the years ended December 31, 1997, 1996 and 1995, certain Affiliates acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliates an annual, noncumulative, subordinated management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures and the property held as tenants-in-common with an affiliate, but not in excess of competitive fees for comparable services. These fees will be incurred and will be payable only after the limited partners receive their 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners do not receive their 10% Preferred Return in any particular year, no management fee will be due or payable for such year. As a result of such threshold, no management fees were incurred during the years ended December 31, 1997, 1996 and 1995.

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


   Certain Affiliates are also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliates provide a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. During the year ended December 31, 1995, the Partnership incurred $7,200 in deferred, subordinated real estate disposition fees as a result of the Partnership's sale of its Property in Jacksonville, Florida. No deferred, subordinated real estate disposition fees were incurred for the years ended December 31, 1997 and 1996.

   During the years ended December 31, 1997, 1996 and 1995, Affiliates provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $77,078, $92,985 and $81,259 for the years ended December 31, 1997, 1996 and 1995, respectively, for such services.

   The due to related parties consisted of the following at December 31:

                                                                 1997    1996
                                                                ------- ------
      Due to Affiliates:
        Expenditures incurred on behalf of the Partnership..... $20,321 $   63
        Accounting and administrative services.................   7,362  1,804
        Deferred, subordinated real estate Disposition fee.....   7,200  7,200
                                                                ------- ------
                                                                $34,883 $9,067
                                                                ======= ======

10. Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from the unconsolidated joint ventures and the two properties held as tenants-in-common with affiliates), for at least one of the years ended December 31:

                                                       1997     1996     1995
                                                     -------- -------- --------
      Golden Corral Corporation..................... $625,724 $608,852 $618,413
      Restaurant Management Services, Inc...........  444,069  446,867  446,279
      Flagstar Enterprises, Inc.....................  307,738  464,042  469,374

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from the unconsolidated joint ventures and the two properties held as tenants-in-common with affiliates) for at least one of the years ended December 31:

                                                     1997     1996     1995
                                                   -------- -------- --------
      Golden Corral Family Steakhouse
       Restaurants................................ $625,724 $608,852 $618,413
      Hardees.....................................  447,074  524,625  548,221
      Burger King.................................  466,626  478,901  486,944

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

                           CNL INCOME FUND VIII, LTD.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           -----
Condensed Balance Sheets as of September 30, 1998 and December 31, 1997..  F-222

Condensed Statements of Income for the Quarters and Nine Months Ended
 September 30, 1998 and 1997.............................................  F-223

Condensed Statements of Partner's Capital for the Nine Months Ended
 September 30, 1998 and for the Year Ended December 31, 1997.............  F-224

Condensed Statements of Cash Flows for the Nine Months Ended September
 30, 1998 and 1997.......................................................  F-225

Notes to Condensed Financial Statements for the Quarters and Nine Months
 Ended September 30, 1998 and 1997.......................................  F-226

Report of Independent Accountants........................................  F-227

Balance Sheets as of December 31, 1997 and 1996..........................  F-228

Statements of Income for the Years Ended December 31, 1997, 1996 and
 1995....................................................................  F-229

Statements of Partner's Capital for the Years Ended December 31, 1997,
 1996 and 1995...........................................................  F-230

Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 1995....................................................................  F-231

Notes to Financial Statements for the Years Ended December 31, 1997, 1996
 and 1995................................................................  F-232

                           CNL INCOME FUND VIII, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                        September   December
                                                        30, 1998    31, 1997
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $1,610,464 and
 $1,438,534........................................... $15,844,324 $13,960,232
Net investment in direct financing leases.............   7,841,439  10,044,975
Investment in joint ventures..........................   2,824,170   2,877,717
Mortgage notes receivable.............................   1,822,560   1,853,386
Cash and cash equivalents.............................   1,724,745   1,602,236
Receivables, less allowance for doubtful accounts of
 $22,160 and $19,228..................................      16,023      51,393
Prepaid expenses......................................       7,558       4,357
Accrued rental income, less allowance for doubtful
 accounts of $4,501 in 1997...........................   1,896,493   1,811,329
Other assets..........................................      52,671      52,671
                                                       ----------- -----------
                                                       $32,029,983 $32,258,296
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $     7,857 $     8,359
Escrowed real estate taxes payable....................      23,100      24,459
Distributions payable.................................     787,501     787,501
Due to related parties................................      60,005      59,649
Rents paid in advance.................................      73,452      53,556
                                                       ----------- -----------
  Total liabilities...................................     951,915     933,524
Minority interest.....................................     108,565     108,374
Partners' capital.....................................  30,969,503  31,216,398
                                                       ----------- -----------
                                                       $32,029,983 $32,258,296
                                                       =========== ===========



                See accompanying notes to financial statements.

                           CNL INCOME FUND VIII, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                    Quarter Ended         Nine Months Ended
                                    September 30,           September 30,
                                ----------------------  ----------------------
                                   1998        1997        1998        1997
                                ----------  ----------  ----------  ----------
Revenues:
  Rental income from operating
   leases ....................  $  478,742  $  452,867  $1,389,490  $1,354,475
  Earned income from direct
   financing leases ..........     258,348     302,203     855,788     910,525
  Contingent rental income....         --        2,547      21,033      34,487
  Interest and other income...      66,175      60,005     201,501     181,801
                                ----------  ----------  ----------  ----------
                                   803,265     817,622   2,467,812   2,481,288
                                ----------  ----------  ----------  ----------
Expenses:
  General operating and
   administrative ............      40,683      33,808     116,775     103,897
  Professional services.......       4,248       4,632      16,611      15,042
  State and other taxes.......         --          --        5,372       5,081
  Depreciation and
   amortization...............      67,445      52,243     171,930     156,728
                                ----------  ----------  ----------  ----------
                                   112,376      90,683     310,688     280,748
                                ----------  ----------  ----------  ----------
Income Before Minority
 Interest in Income of
 Consolidated Joint Venture,
 Equity in Earnings of
 Unconsolidated Joint Ventures
 and Gain on Sale of Land.....     690,889     726,939   2,157,124   2,200,540
Minority Interest in Income of
 Consolidated Joint Venture...      (3,412)     (3,436)    (10,123)    (10,266)
Equity in Earnings of
 Unconsolidated Joint
 Ventures.....................      71,177      74,581     210,430     214,372
Gain on Sale of Land..........     108,176         --      108,176         --
                                ----------  ----------  ----------  ----------
Net Income....................  $  866,830  $  798,084  $2,465,607  $2,404,646
                                ==========  ==========  ==========  ==========
Allocation of Net Income:
  General partners............  $    7,586  $    7,981  $   23,574  $   24,046
  Limited partners............     859,244     790,103   2,442,033   2,380,600
                                ==========  ==========  ==========  ==========
                                $  866,830  $  798,084  $2,465,607  $2,404,646
                                ==========  ==========  ==========  ==========
Net Income Per Limited Partner
 Unit.........................  $    0.025  $    0.023  $    0.070  $    0.068
                                ==========  ==========  ==========  ==========
Weighted Average Number of
 Limited Partner Units
 Outstanding..................  35,000,000  35,000,000  35,000,000  35,000,000
                                ==========  ==========  ==========  ==========


                See accompanying notes to financial statements.

                           CNL INCOME FUND VIII, LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                      Nine Months
                                                         Ended     Year Ended
                                                       September    December
                                                       30, 1998     31, 1997
                                                      -----------  -----------
General partners:
  Beginning balance.................................. $   226,441  $   194,025
  Net income.........................................      23,574       32,416
                                                      -----------  -----------
                                                          250,015      226,441
                                                      -----------  -----------
Limited partners:
  Beginning balance..................................  30,989,957   30,930,809
  Net income.........................................   2,442,033    3,209,151
  Distributions ($0.078 and $0.090 per limited
   partner unit, respectively).......................  (2,712,502)  (3,150,003)
                                                      -----------  -----------
                                                       30,719,488   30,989,957
                                                      -----------  -----------
Total partners' capital.............................. $30,969,503  $31,216,398
                                                      ===========  ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND VIII, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                         Nine Months Ended
                                                           September 30,
                                                      ------------------------
                                                         1998         1997
                                                      -----------  -----------
Increase (Decrease) in Cash and Cash Equivalents:
    Net Cash Provided by Operating Activities........ $ 2,697,992  $ 2,694,116
                                                      -----------  -----------
Cash Flows from Investing Activities:
  Proceeds from sale of land.........................     116,397          --
  Collections on mortgage notes receivable...........      30,554        2,092
                                                      -----------  -----------
    Net cash provided by investing activities........     146,951        2,092
                                                      -----------  -----------
Cash Flows from Financing Activities:
  Distributions to limited partners..................  (2,712,502)  (2,625,001)
  Distributions to holder of minority interest.......      (9,932)     (10,028)
                                                      -----------  -----------
    Net cash used in financing activities............  (2,722,434)  (2,635,029)
                                                      -----------  -----------
Net Increase in Cash and Cash Equivalents............     122,509       61,179
Cash and Cash Equivalents at Beginning of Period.....   1,602,236    1,476,274
                                                      -----------  -----------
Cash and Cash Equivalents at End of Period........... $ 1,724,745  $ 1,537,453
                                                      -----------  -----------
Supplemental Schedule of Non-Cash Investing and
 Financing Activities
  Net investment in direct financing leases
   reclassified to land and building on operating
   leases as a result of lease amendments............ $ 2,064,243  $       --
                                                      -----------  -----------
  Distributions declared and unpaid at end of
   period............................................ $   787,501  $   787,501
                                                      ===========  ===========



                See accompanying notes to financial statements.

                           CNL INCOME FUND VIII, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

           Quarters and Nine Months Ended September 30, 1998 and 1997

1. Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter and nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in CNL Income Fund VIII, Ltd.'s Form 10-K for the year ended December 31, 1997.

   CNL Income Fund VIII, Ltd. (the "Partnership") accounts for its 88 percent interest in Woodway Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

2. Land and Buildings on Operating Leases

   In July 1998, the Partnership received $116,397 as a settlement from the Florida Department of Transportation for a right of way taking relating to a parcel of land on its property in Brooksville, Florida. In connection therewith, the Partnership recognized a gain of $108,176 for financial reporting purposes.

3. Net Investment in Direct Financing Leases

   In August 1998, four of the Partnership's leases were amended. As a result, the Partnership reclassified these leases from direct financing leases to operating leases. In accordance with the Statement of Financial Accounting Standards #13, "Accounting for Leases," the Partnership recorded each of the reclassified leases at the lower of original cost, present fair value, or present carrying amount. No losses on the termination of direct financing leases were recorded for financial reporting purposes.

                       Report of Independent Accountants
To the Partners
CNL Income Fund VIII, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund VIII, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund VIII, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
January 12, 1998

                           CNL INCOME FUND VIII, LTD.
                        (A Florida Limited Partnership)

                                 BALANCE SHEETS

                                                            December 31,
                                                       -----------------------
                                                          1997        1996
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation............................. $13,960,232 $14,169,203
Net investment in direct financing leases.............  10,044,975  10,223,225
Investment in joint ventures..........................   2,877,717   2,940,826
Mortgage notes receivable.............................   1,853,386   1,862,262
Cash and cash equivalents.............................   1,602,236   1,476,274
Receivables, less allowance for doubtful accounts of
 $19,228 and $4,775...................................      51,393      25,675
Prepaid expenses......................................       4,357       4,377
Accrued rental income, less allowance for doubtful
 accounts of $4,501 in 1997...........................   1,811,329   1,682,593
Other assets..........................................      52,671      52,671
                                                       ----------- -----------
                                                       $32,258,296 $32,437,106
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $     8,359 $     7,693
Escrowed real estate taxes payable....................      24,459      15,138
Distributions payable.................................     787,501   1,050,000
Due to related parties................................      59,649      56,880
Rents paid in advance.................................      53,556      74,502
                                                       ----------- -----------
    Total liabilities.................................     933,524   1,204,213
Minority interest.....................................     108,374     108,059
Partners' capital.....................................  31,216,398  31,124,834
                                                       ----------- -----------
                                                       $32,258,296 $32,437,106
                                                       =========== ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND VIII, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                Year Ended December 31,
                                            ----------------------------------
                                               1997        1996        1995
                                            ----------  ----------  ----------
Revenues:
  Rental income from operating leases.....  $1,804,273  $1,867,968  $1,951,189
  Earned income from direct financing
   leases.................................   1,211,369   1,314,090   1,349,627
  Contingent rental income................      85,735      31,712      59,085
  Interest and other income...............     238,338     127,246      76,445
                                            ----------  ----------  ----------
                                             3,339,715   3,341,016   3,436,346
                                            ----------  ----------  ----------
Expenses:
  General operating and administrative....     140,586     156,177     140,009
  Professional services...................      23,284      27,682      25,927
  State and other taxes...................       5,081       4,757       6,796
  Depreciation and amortization...........     208,971     208,971     217,576
                                            ----------  ----------  ----------
                                               377,922     397,587     390,308
                                            ----------  ----------  ----------
Income Before Minority Interest in Income
 of Consolidated Joint Venture, Equity in
 Earnings of Unconsolidated Joint Ventures
 and Gain (Loss) on Sale of Land and
 Buildings................................   2,961,793   2,943,429   3,046,038
Minority Interest in Income of
 Consolidated Joint Venture...............     (13,706)    (13,906)    (14,142)
Equity in Earnings of Unconsolidated Joint
 Ventures.................................     293,480     266,500     244,933
Gain (Loss) on Sale of Land and
 Buildings................................         --      (99,031)     59,926
                                            ----------  ----------  ----------
Net Income................................  $3,241,567  $3,096,992  $3,336,755
                                            ==========  ==========  ==========
Allocation of Net Income:
  General partners........................  $   32,416  $   31,413  $   32,714
  Limited partners........................   3,209,151   3,065,579   3,304,041
                                            ----------  ----------  ----------
                                            $3,241,567  $3,096,992  $3,336,755
                                            ==========  ==========  ==========
Net Income Per Limited Partner Unit.......  $    0.092  $    0.088  $    0.094
                                            ==========  ==========  ==========
Weighted Average Number of Limited Partner
 Units Outstanding........................  35,000,000  35,000,000  35,000,000
                                            ==========  ==========  ==========

                See accompanying notes to financial statements.

                           CNL INCOME FUND VIII, LTD.
                        (A Florida Limited Partnership)

                        STATEMENTS OF PARTNERS' CAPITAL

                  Years Ended December 31, 1997, 1996 and 1995

                             General Partners                       Limited Partners
                         ------------------------- ----------------------------------------------------
                                       Accumulated                              Accumulated Syndication
                         Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                         ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1994...................    $1,000      $128,898    $35,000,000  $(12,447,136)  $12,760,827 $(4,015,000) $31,428,589
 Distributions to
  limited partners
  ($0.095 per limited
  partner unit).........       --            --             --     (3,325,002)          --          --    (3,325,002)
 Net income.............       --         32,714            --            --      3,304,041         --     3,336,755
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1995...................     1,000       161,612     35,000,000   (15,772,138)   16,064,868  (4,015,000)  31,440,342
 Distributions to
  limited partners
  ($0.098 per limited
  partner unit).........       --            --             --     (3,412,500)          --          --    (3,412,500)
 Net income.............       --         31,413            --            --      3,065,579         --     3,096,992
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................     1,000       193,025     35,000,000   (19,184,638)   19,130,447  (4,015,000)  31,124,834
 Distributions to
  limited partners
  ($0.090 per limited
  partner unit).........       --            --             --     (3,150,003)          --          --    (3,150,003)
 Net income.............       --         32,416            --            --      3,209,151         --     3,241,567
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................    $1,000      $225,441    $35,000,000  $(22,334,641)  $22,339,598 $(4,015,000) $31,216,398
                            ======      ========    ===========  ============   =========== ===========  ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND VIII, LTD.
                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1997         1996         1995
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
 Cash received from tenants.............  $ 3,114,439  $ 3,222,903  $ 3,074,333
 Distributions from unconsolidated joint
  ventures..............................      356,589      323,531      295,114
 Cash paid for expenses.................     (163,215)    (194,218)    (170,074)
 Interest received......................      235,243      110,452       64,312
                                          -----------  -----------  -----------
  Net cash provided by operating
  activities............................    3,543,056    3,462,668    3,263,685
                                          -----------  -----------  -----------
Cash Flows from Investing Activities:
 Proceeds from sale of land and
  buildings.............................          --           --     1,184,865
 Additions to land and buildings on
  operating leases......................          --        (1,135)    (397,291)
 Investment in direct financing leases..          --        (1,326)    (550,911)
 Investment in joint venture............          --      (234,059)         --
 Collections on mortgage notes
  receivable............................        8,799        2,557          --
 Other..................................          --       (34,793)         --
                                          -----------  -----------  -----------
  Net cash provided by (used in)
  investing activities..................        8,799     (268,756)     236,663
                                          -----------  -----------  -----------
Cash Flows from Financing Activities:
 Distributions to limited partners......   (3,412,502)  (3,325,000)  (3,307,502)
 Distributions to holder of minority
  interest..............................      (13,391)     (13,503)     (11,526)
                                          -----------  -----------  -----------
 Net cash used in financing activities..   (3,425,893)  (3,338,503)  (3,319,028)
                                          -----------  -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents............................      125,962     (144,591)     181,320
Cash and Cash Equivalents at Beginning
 of Year................................    1,476,274    1,620,865    1,439,545
                                          -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year...................................  $ 1,602,236  $ 1,476,274  $ 1,620,865
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income.............................  $ 3,241,567  $ 3,096,992  $ 3,336,755
                                          -----------  -----------  -----------
Adjustments to reconcile net income to
 net cash provided by operating
 activities:
 Depreciation...........................      208,971      208,971      216,295
 Amortization...........................          --           --         1,281
 Minority interest in income of
  consolidated joint venture............       13,706       13,906       14,142
 Equity in earnings of unconsolidated
  joint ventures, net of distributions..       63,109       57,031       50,181
 Loss (gain) on sale of land and
  buildings.............................          --        99,031      (59,926)
 Decrease (increase) in receivables.....      (25,641)         429       16,572
 Decrease (increase) in prepaid
  expenses..............................           20       (1,465)      (2,912)
 Decrease in net investment in direct
  financing leases......................      178,250      157,194      122,052
 Increase in accrued rental income......     (128,736)    (219,757)    (342,862)
 Increase (decrease) in accounts payable
  and accrued expenses..................        9,987       12,203      (15,650)
 Increase (decrease) in due to related
  parties...............................        2,769       (4,505)       6,335
 Increase (decrease) in rents paid in
  advance...............................      (20,946)      42,638      (78,578)
                                          -----------  -----------  -----------
  Total adjustments.....................      301,489      365,676      (73,070)
                                          -----------  -----------  -----------
Net Cash Provided by Operating
 Activities.............................  $ 3,543,056  $ 3,462,668  $ 3,263,685
                                          ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Investing and Financing Activities:
 Mortgage notes accepted in exchange for
  sale of land and buildings............  $       --   $ 1,375,000  $   460,000
                                          ===========  ===========  ===========
 Distributions declared and unpaid at
  December 31...........................  $   787,501  $ 1,050,000  $   962,500
                                          ===========  ===========  ===========

                See accompanying notes to financial statements.

                           CNL INCOME FUND VIII, LTD.
                        (A Florida Limited Partnership)

                         NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1997, 1996 and 1995

1. Significant Accounting Policies

   Organization and Nature of Business--CNL Income Fund VIII, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating method. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note 4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review the properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undercounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncorrectable, the corresponding receivable and the allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership accounts for its 88 percent interest in Woodway Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's

                           CNL INCOME FUND VIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   The Partnership's investments in Asheville Joint Venture, CNL Restaurant Investments II and Middleburg Joint Venture are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partner's capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases

   The Partnership leases its land and buildings primarily to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases have been classified as operating leases and some of the leases have been classified as direct financing leases. For property leases classified as direct financing leases, the building portions of the majority of property leases are accounted for as direct financing leases while the land portions of these leases are accounted for as operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to four successive five-year periods subject to the same terms and conditions of the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

                           CNL INCOME FUND VIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


3. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1997         1996
                                                       -----------  -----------
   Land............................................... $ 9,167,336  $ 9,167,336
   Buildings..........................................   6,231,430    6,231,430
                                                       -----------  -----------
                                                        15,398,766   15,398,766
   Less accumulated depreciation......................  (1,438,534)  (1,229,563)
                                                       -----------  -----------
                                                       $13,960,232  $14,169,203
                                                       ===========  ===========

   In October 1996, the Partnership sold its property in Orlando, Florida, to the tenant for $1,375,000 and accepted the sales proceeds in the form of a promissory note (Note 6). This property was originally acquired by the Partnership in December 1990 and had a cost of approximately $1,177,000, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $198,000 in excess of its original purchase price. Due to the fact that the Partnership had recognized accrued rental income since the inception of the lease relating to the straight lining of future scheduled rent increases in accordance with generally accepted accounting principles, the Partnership wrote off the cumulative balance of such accrued rental income at the time of the sale of this property, resulting in a loss of $99,031 for financial reporting purposes. Due to the fact that the straight lining of future rent increases over the term of the lease is a non-cash accounting adjustment, the write off of these amounts is a loss for financial statement purposes only.

   Some leases provide for escalating guaranteed minimum rents throughout the lease terms. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997, 1996 and 1995, the Partnership recognized $128,736, $219,757 and
$342,862, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1997:

   1998............................................................. $ 1,704,859
   1999.............................................................   1,704,859
   2000.............................................................   1,735,498
   2001.............................................................   1,825,526
   2002.............................................................   1,871,537
   Thereafter.......................................................  12,996,507
                                                                     -----------
                                                                     $21,838,786
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

                           CNL INCOME FUND VIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


4. Net Investment in Direct Financing Leases

   The following lists the components of the net investment in direct financing leases at December 31:

                                                         1997          1996
                                                     ------------  ------------
   Minimum lease payments receivable................ $ 18,939,788  $ 20,329,407
   Estimated residual values........................    3,040,615     3,040,615
   Less unearned income.............................  (11,935,428)  (13,146,797)
                                                     ------------  ------------
   Net investment in direct financing leases........ $ 10,044,975  $ 10,223,225
                                                     ============  ============

   In October 1996, the Partnership sold its property in Orlando, Florida, for which the building portion had been classified as a direct financing lease. In connection therewith, the gross investment (minimum lease payments receivable and estimated residual values) and unearned income relating to this property was removed from the accounts and the loss from the sale relating to the land portion of the property was reflected in income (Note 3).

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1997:

   1998............................................................. $ 1,389,622
   1999.............................................................   1,389,622
   2000.............................................................   1,389,622
   2001.............................................................   1,413,128
   2002.............................................................   1,424,842
   Thereafter.......................................................  11,932,952
                                                                     -----------
                                                                     $18,939,788
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

5. Investment in Joint Ventures

   The Partnership has an 86 percent and a 37 percent interest in the profits and losses of Asheville Joint Venture and CNL Restaurant Investments II, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

   In May 1996, the Partnership entered into a joint venture arrangement, Middleburg Joint Venture, with an affiliate of the Partnership which has the same general partners to hold one restaurant property. In connection therewith, the Partnership contributed $234,059 to the joint venture and has a 12 percent interest in the profits and losses of the joint venture.

                           CNL INCOME FUND VIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


   Asheville Joint Venture and Middleburg Joint Venture each own and lease one property, and CNL Restaurant Investments II owns and leases six properties to an operator of national fast-food or family-style restaurants. The following presents the joint ventures' combined, condensed financial information at December 31:

                                                           1997       1996
                                                        ---------- ----------
   Land and buildings on operating leases, less
    accumulated depreciation........................... $6,487,210 $6,654,361
   Net investment in direct financing lease............  1,335,223  1,349,611
   Cash................................................        596      9,859
   Receivables.........................................     14,169     13,840
   Prepaid expenses....................................      1,017        888
   Accrued rental income...............................    128,993     91,074
   Liabilities.........................................        864      9,992
   Partners' capital...................................  7,966,344  8,109,641
   Revenues............................................  1,001,284    862,821
   Net income..........................................    824,576    688,253

   The Partnership recognized income totaling $293,480, $266,500 and $244,933 for the years ended December 31, 1997, 1996 and 1995, respectively, from these joint ventures.

6. Mortgage Notes Receivable

   As of December 31, 1995, the Partnership had accepted two promissory notes in the principal sum totaling $460,000, in connection with the sale of two of its properties in Jacksonville, Florida. The promissory notes, which are collateralized by mortgages on the properties, bear interest at a rate of ten percent per annum, and are being collected in 119 equal monthly installments of $2,106 and $1,931, with balloon payments of $218,252 and $200,324, respectively, due in December 2005.

   In addition, in connection with the sale in 1996 of its property in Orlando, Florida, the Partnership accepted a promissory note in the principal sum of $1,388,568, representing the gross sales price of $1,375,000 plus tenant closing costs of $13,568 that the Partnership financed on behalf of the tenant. The promissory note bears interest at a rate of 10.75% per annum, is collateralized by a mortgage on the property and is being collected in 12 monthly installments of interest only, in 24 monthly installments of $15,413 consisting of principal and interest, and thereafter in 144 monthly installments of $16,220 consisting of principal and interest.

   The mortgage notes receivable consisted of the following at December 31:

                                                             1997       1996
                                                          ---------- ----------
   Principal balance..................................... $1,837,212 $1,846,011
   Accrued interest receivable...........................     16,174     16,251
                                                          ---------- ----------
                                                          $1,853,386 $1,862,262
                                                          ========== ==========

   The general partners believe that the estimated fair value of mortgage notes receivable at December 31, 1997 and 1996, approximated the outstanding principal amount based on estimated current rates at which similar loans would be made to borrowers with similar credit and for similar maturities.

7. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions

                           CNL INCOME FUND VIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners.

   Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; thereafter, 95 percent to the limited partners and five percent to the general partners.

   During the years ended December 31, 1997, 1996 and 1995, the Partnership declared distributions to the limited partners of $3,150,003, $3,412,500 and $3,325,002, respectively. No distributions have been made to the general partners to date.

8. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                               1997        1996        1995
                                            ----------  ----------  ----------
   Net income for financial reporting
    purposes..............................  $3,241,567  $3,096,992  $3,336,755
   Depreciation for tax reporting purposes
    in excess of depreciation for
    financial reporting purposes..........    (204,419)   (219,372)   (219,653)
   Direct financing leases recorded as
    operating leases for tax reporting
    purposes..............................     178,250     157,197     122,052
   Allowance for doubtful accounts........      18,954     (23,716)      8,067
   Accrued rental income..................    (133,237)   (219,757)   (342,862)
   Rents paid in advance..................     (21,446)     42,637     (70,010)
   Gain or loss on sale of land and
    buildings for tax reporting purposes
    in excess of gain or loss for
    financial reporting purposes..........         670      99,031     161,548
   Equity in earnings of unconsolidated
    joint ventures for tax reporting
    purposes in excess of (less than)
    equity in earnings of unconsolidated
    joint ventures for financial reporting
    purposes..............................      (2,987)     13,320      (4,016)
   Minority interest in timing differences
    of consolidated joint venture.........       1,571       1,677       2,783
                                            ----------  ----------  ----------
   Net income for federal income tax
    purposes..............................  $3,078,923  $2,948,009  $2,994,664
                                            ==========  ==========  ==========

                           CNL INCOME FUND VIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


9. Related Party Transactions

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the parent company of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, served as president of CNL Fund Advisors, Inc. through October 1997. CNL Income Fund Advisors, Inc. was a wholly owned subsidiary of CNL Group, Inc. until its merger, effective January 1, 1996, with CNL Fund Advisors, Inc. During the years ended December 31, 1997, 1996 and 1995, CNL Income Fund Advisors, Inc. and CNL Fund Advisors, Inc. (hereinafter referred to collectively as the "Affiliates") each performed certain services for the Partnership, as described below.

   During the years ended December 31, 1997, 1996 and 1995, certain Affiliates acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay Affiliates an annual, noncumulative, subordinated management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures, but not in excess of competitive fees for comparable services. These fees will be incurred and will be payable only after the limited partners receive their 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners do not receive their 10% Preferred Return in any particular year, no management fees will be due or payable for such year. As a result of such threshold, no management fees were incurred during the years ended December 31, 1997, 1996 and 1995.

   Certain Affiliates are also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliates provide a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. During the years ended December 31, 1996 and 1995, the Partnership incurred $41,250 and $13,800, respectively, in deferred, subordinated real estate disposition fees as the result of the sales of the property in Orlando, Florida, and two properties in Jacksonville, Florida. No deferred, subordinated real estate disposition fees were incurred for the year ended December 1997.

   During the years ended December 31, 1997, 1996 and 1995, Affiliates provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $80,461, $89,317 and $73,365 for the years ended December 31, 1997, 1996 and 1995, respectively, for such services.

   The due to related parties consisted of the following at December 31:

                                                                 1997    1996
                                                                ------- -------
   Due to Affiliates:
   Accounting and administrative services...................... $ 4,599 $ 1,830
   Deferred, subordinated real estate disposition fee..........  55,050  55,050
                                                                ------- -------
                                                                $59,649 $56,880
                                                                ======= =======

                           CNL INCOME FUND VIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


10. Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from the unconsolidated joint ventures) for at least one of the years ended December 31:

                                                      1997     1996     1995
                                                    -------- -------- --------
   Golden Corral Corporation....................... $706,839 $663,889 $663,943
   Restaurant Management Services, Inc. ...........  531,110  533,990  525,260
   Carrols Corporation.............................  523,517  526,034  532,990
   Flagstar Enterprises, Inc. and Quincy's
   Restaurants, Inc. ..............................  232,876  356,720  363,335

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from the unconsolidated joint ventures), for at least one of the years ended December 31:

                                                      1997      1996     1995
                                                   ---------- -------- --------
   Burger King.................................... $1,003,419 $989,480 $987,871
   Golden Corral Family Steakhouse Restaurants....    735,949  681,042  663,943
   Shoney's.......................................    607,054  609,072  526,649

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these Properties for the on-going operations of the lessees.

                            CNL INCOME FUND IX, LTD.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           -----
Condensed Balance Sheets as of September 30, 1998 and December 31, 1997..  F-241
Condensed Statements of Income for the Quarters and Nine Months Ended
 September 30, 1998 and 1997.............................................  F-242
Condensed Statements of Partner's Capital for the Nine Months Ended
 September 30, 1998 and for the Year Ended December 31, 1997.............  F-243
Condensed Statements of Cash Flows for the Nine Months Ended September
 30, 1998 and 1997.......................................................  F-244
Notes to Condensed Financial Statements for the Quarters and Nine Months
 Ended September 30, 1998 and 1997.......................................  F-245
Report of Independent Accountants........................................  F-246
Balance Sheets as of December 31, 1997 and 1996..........................  F-247
Statements of Income for the Years Ended December 31, 1997, 1996 and
 1995....................................................................  F-248
Statements of Partner's Capital for the Years Ended December 31, 1997,
 1996 and 1995...........................................................  F-249
Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 1995....................................................................  F-250
Notes to Financial Statements for the Years Ended December 31, 1997, 1996
 and 1995................................................................  F-251

                            CNL INCOME FUND IX, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                      September 30, December 31,
                                                          1998          1997
                                                      ------------- ------------
                       ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $1,694,248 and
 $1,497,770.........................................   $15,043,968  $14,163,111
Net investment in direct financing leases...........     6,311,643    7,482,757
Investment in joint ventures........................     6,497,278    6,619,364
Cash and cash equivalents...........................     1,279,526    1,250,388
Receivables, less allowance for doubtful accounts of
 $261,045 and $108,316..............................        10,491       96,134
Prepaid expenses....................................         6,854        3,924
Lease costs, less accumulated amortization of $1,202
 and $77............................................        13,798       14,923
Accrued rental income...............................     1,241,786    1,465,820
                                                       -----------  -----------
                                                       $30,405,344  $31,096,421
                                                       ===========  ===========
         LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................   $       888  $     4,490
Accrued and escrowed real estate taxes payable......        28,221       45,591
Distributions payable...............................       787,501      787,501
Due to related parties..............................         4,463        4,619
Rents paid in advance and deposits..................       120,771      106,996
                                                       -----------  -----------
  Total liabilities.................................       941,844      949,197
                                                       -----------  -----------
Partners' capital...................................    29,463,500   30,147,224
                                                       -----------  -----------
                                                       $30,405,344  $31,096,421
                                                       ===========  ===========



                See accompanying notes to financial statements.

                            CNL INCOME FUND IX, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                        Quarter Ended       Nine Months Ended
                                        September 30,         September 30,
                                     -------------------- ----------------------
                                       1998       1997       1998        1997
                                     ---------  --------- ----------  ----------
Revenues:
  Rental income from operating
   leases..........................  $ 455,811  $ 426,942 $1,308,630  $1,306,829
  Adjustments to accrued rental
   income..........................     (4,600)       --    (272,200)        --
  Earned income from direct
   financing leases................    209,650    188,483    551,913     611,594
  Contingent rental income.........        943     20,436     42,604      50,263
  Interest and other income........     11,871      9,045     39,539      38,638
                                     ---------  --------- ----------  ----------
                                       673,675    644,906  1,670,486   2,007,324
Expenses:
  General operating and
   administrative..................     41,132     40,746    112,211     111,993
  Bad debt expense.................      4,148        --       9,281      21,000
  Professional services............      6,141      5,359     20,883      16,490
  Real estate taxes................        --       4,063        --       23,191
  State and other taxes............        --         --      14,337      11,127
  Depreciation and amortization....     71,113     62,870    197,603     188,612
                                     ---------  --------- ----------  ----------
                                       122,534    113,038    354,315     372,413
Income Before Equity in Earnings of
 Joint Ventures and Gain on Sale of
 Land and Building.................    551,141    531,868  1,316,171   1,634,911
Equity in Earnings of Joint
 Ventures..........................    155,940    148,487    432,608     373,525
Gain on Sale of Land and Building..        --         --         --      199,643
                                     ---------  --------- ----------  ----------
Net Income.........................  $ 707,081  $ 680,355 $1,748,779  $2,208,079
                                     =========  ========= ==========  ==========
Allocation of Net Income:
  General partners.................  $   7,071  $   6,803 $   17,488  $   20,084
  Limited partners.................    700,010    673,552  1,731,291   2,187,995
                                     ---------  --------- ----------  ----------
                                     $ 707,081  $ 680,355 $1,748,779  $2,208,079
                                     =========  ========= ==========  ==========
Net Income Per Limited Partner
 Unit..............................  $    0.20  $    0.19 $     0.49  $     0.63
                                     =========  ========= ==========  ==========
Weighted Average Number of Limited
 Partner Units Outstanding.........  3,500,000  3,500,000  3,500,000   3,500,000
                                     =========  ========= ==========  ==========


                See accompanying notes to financial statements.

                            CNL INCOME FUND IX, LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                 Nine Months Ended  Year Ended
                                                   September 30,   December 31,
                                                       1998            1997
                                                 ----------------- ------------
General partners:
  Beginning balance.............................    $   190,772    $   163,392
  Net income....................................         17,488         27,380
                                                    -----------    -----------
                                                        208,260        190,772
                                                    -----------    -----------
Limited partners:
  Beginning balance.............................     29,956,452     30,196,204
  Net income....................................      1,731,291      2,910,252
  Distributions ($0.70 and $0.90 per limited
   partner unit, respectively)..................     (2,432,503)    (3,150,004)
                                                    -----------    -----------
                                                     29,255,240     29,956,452
                                                    -----------    -----------
Total partners' capital.........................    $29,463,500    $30,147,224
                                                    ===========    ===========




                See accompanying notes to financial statements.

                            CNL INCOME FUND IX, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                         Nine Months Ended
                                                           September 30,
                                                      ------------------------
                                                         1998         1997
                                                      -----------  -----------
Increase (Decrease) in Cash and Cash Equivalents:
  Net Cash Provided by Operating Activities.......... $ 2,461,641  $ 2,363,892
                                                      -----------  -----------
  Cash Flows from Investing Activities:
    Proceeds from sale of land and building..........         --     1,053,571
    Investment in joint venture......................         --    (1,049,762)
                                                      -----------  -----------
      Net cash provided by investing activities......         --         3,809
                                                      -----------  -----------
  Cash Flows from Financing Activities:
    Distributions to limited partners................  (2,432,503)  (2,397,502)
                                                      -----------  -----------
      Net cash used in financing activities..........  (2,432,503)  (2,397,502)
                                                      -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents.........................................      29,138      (29,801)
Cash and Cash Equivalents at Beginning of Period.....   1,250,388    1,288,618
                                                      -----------  -----------
Cash and Cash Equivalents at End of Period........... $ 1,279,526  $ 1,258,817
                                                      ===========  ===========
Supplemental Schedule of Non-Cash Investing and
 Financing Activities
  Net investment in direct financing leases
   reclassified to land and building on operating
   leases due to lease amendments.................... $ 1,077,335  $       --
                                                      ===========  ===========
  Distributions declared and unpaid at end of
   period............................................ $   787,501  $   787,501
                                                      ===========  ===========



                See accompanying notes to financial statements.

                            CNL INCOME FUND IX, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

           Quarters and Nine Months Ended September 30, 1998 and 1997

1. Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter and nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund IX, Ltd. (the "Partnership") for the year ended December 31, 1997.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

2. Net Investment in Direct Financing Leases

   In August 1998, four of the Partnership's leases were amended. As a result, the Partnership reclassified the direct financing leases to operating leases. In accordance with Statement of Financial Accounting Standards #13, "Accounting for Leases," the Partnership recorded each of the reclassified leases at the lower of original cost, present fair value, or present carrying amount. No loss on termination of direct financing lease was recorded for financial reporting purposes.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners
CNL Income Fund IX, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund IX, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits pro-vide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund IX, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
January 12, 1998

                            CNL INCOME FUND IX, LTD.
                        (A Florida Limited Partnership)

                                 BALANCE SHEETS

                                                            December 31,
                                                       -----------------------
                                                          1997        1996
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation............................. $14,163,111 $14,797,549
Net investment in direct financing leases.............   7,482,757   7,964,985
Investment in joint ventures..........................   6,619,364   5,708,555
Cash and cash equivalents.............................   1,250,388   1,288,618
Receivables, less allowance for doubtful accounts of
 $108,316 and $28,983.................................      96,134      75,256
Prepaid expenses......................................       3,924       3,845
Lease costs, less accumulated amortization of $77 in
 1997.................................................      14,923         --
Accrued rental income.................................   1,465,820   1,505,039
                                                       ----------- -----------
                                                       $31,096,421 $31,343,847
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $     4,490 $     4,987
Accrued and escrowed real estate taxes payable........      45,591      61,618
Distributions payable.................................     787,501     822,500
Due to related parties................................       4,619       1,405
Rents paid in advance and deposits....................     106,996      93,741
                                                       ----------- -----------
  Total liabilities...................................     949,197     984,251
Partners' capital.....................................  30,147,224  30,359,596
                                                       ----------- -----------
                                                       $31,096,421 $31,343,847
                                                       =========== ===========



                See accompanying notes to financial statements.

                            CNL INCOME FUND IX, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                  Year Ended December 31,
                                              --------------------------------
                                                 1997       1996       1995
                                              ---------- ---------- ----------
Revenues:
  Rental income from operating leases........ $1,742,351 $1,854,245 $1,880,854
  Earned income from direct financing
   leases....................................    830,603    917,074    926,254
  Contingent rental income...................     74,867    120,999    110,036
  Interest and other income..................     44,669     51,348     57,209
                                              ---------- ---------- ----------
                                               2,692,490  2,943,666  2,974,353
                                              ---------- ---------- ----------

Expenses:
  General operating and administrative.......    153,175    152,437    130,167
  Professional services......................     24,658     26,610     20,566
  Bad debt expense...........................     21,000        --         --
  Real estate taxes..........................     30,835      9,906     24,837
  State and other taxes......................     11,126      2,775     11,123
  Depreciation and amortization..............    251,560    252,039    253,483
                                              ---------- ---------- ----------
                                                 492,354    443,767    440,176
                                              ---------- ---------- ----------

Income Before Equity in Earnings of Joint
 Ventures and Gain on Sale of Land and
 Building....................................  2,200,136  2,499,899  2,534,177
Equity in Earnings of Joint Ventures.........    537,853    460,400    453,794
Gain on Sale of Land and Building............    199,643        --         --
                                              ---------- ---------- ----------
Net Income................................... $2,937,632 $2,960,299 $2,987,971
                                              ========== ========== ==========

Allocation of Net Income:
  General partners........................... $   27,380 $   29,603 $   29,880
  Limited partners...........................  2,910,252  2,930,696  2,958,091
                                              ---------- ---------- ----------
                                              $2,937,632 $2,960,299 $2,987,971
                                              ========== ========== ==========

Net Income Per Limited Partner Unit.......... $     0.83 $     0.84 $     0.85
                                              ========== ========== ==========
Weighted Average Number of Limited Partner
 Units Outstanding...........................  3,500,000  3,500,000  3,500,000
                                              ========== ========== ==========


                See accompanying notes to financial statements.

                            CNL INCOME FUND IX, LTD.
                        (A Florida Limited Partnership)

                        STATEMENTS OF PARTNERS' CAPITAL

                  Years Ended December 31, 1997, 1996 and 1995

                              General Partners                       Limited Partners
                          ------------------------- ----------------------------------------------------
                                        Accumulated                              Accumulated Syndication
                          Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                          ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1994...................     $1,000      $102,909    $35,000,000  $(10,320,575)  $10,188,000 $(4,190,000) $30,781,334
 Distributions to
  limited partners
  ($0.91 per limited
  partner unit).........        --            --             --     (3,185,004)          --          --    (3,185,004)
 Net income.............        --         29,880            --            --      2,958,091         --     2,987,971
                             ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1995...................      1,000       132,789     35,000,000   (13,505,579)   13,146,091  (4,190,000)  30,584,301
 Distributions to
  limited partners
  ($0.91 per limited
  partner unit).........        --            --             --     (3,185,004)          --          --    (3,185,004)
 Net income.............        --         29,603            --            --      2,930,696         --     2,960,299
                             ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................      1,000       162,392     35,000,000   (16,690,583)   16,076,787  (4,190,000)  30,359,596
 Distributions to
  limited partners
  ($0.90 per limited
  partner unit).........        --            --             --     (3,150,004)          --          --    (3,150,004)
 Net income.............        --         27,380            --            --      2,910,252         --     2,937,632
                             ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................     $1,000      $189,772    $35,000,000  $(19,840,587)  $18,987,039 $(4,190,000) $30,147,224
                             ======      ========    ===========  ============   =========== ===========  ===========




                See accompanying notes to financial statements.

                            CNL INCOME FUND IX, LTD.
                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1997         1996         1995
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
  Cash Flows from Operating Activities:
   Cash received from tenants...........  $ 2,666,373  $ 2,900,048  $ 2,608,733
   Distributions from joint ventures....      676,806      603,833      602,845
   Cash paid for expenses...............     (229,884)    (186,126)    (157,127)
   Interest received....................       44,669       38,485       43,825
                                          -----------  -----------  -----------
     Net cash provided by operating
      activities........................    3,157,964    3,356,240    3,098,276
                                          -----------  -----------  -----------
  Cash Flows from Investing Activities:
   Proceeds from sale of land and
    building............................    1,053,571          --           --
   Investment in joint venture..........   (1,049,762)         --           --
   Payment of lease costs...............      (15,000)         --           --
                                          -----------  -----------  -----------
     Net cash used in investing
      activities........................      (11,191)         --           --
                                          -----------  -----------  -----------
  Cash Flows From Financing Activities:
   Distributions to limited partners....   (3,185,003)  (3,185,004)  (3,150,004)
                                          -----------  -----------  -----------
     Net cash used in financing
      activities........................   (3,185,003)  (3,185,004)  (3,150,004)
                                          -----------  -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents............................      (38,230)     171,236      (51,728)
Cash and Cash Equivalents at Beginning
 of Year................................    1,288,618    1,117,382    1,169,110
                                          -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year...................................  $ 1,250,388  $ 1,288,618  $ 1,117,382
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
  Net income............................  $ 2,937,632  $ 2,960,299  $ 2,987,971
                                          -----------  -----------  -----------
  Adjustments to reconcile net income to
   net cash provided by operating
   activities:
   Depreciation.........................      251,483      251,483      251,483
   Amortization.........................           77          556        2,000
   Equity in earnings of joint ventures,
    net of distributions................      138,953      143,433      149,051
   Gain on sale of land and building....     (199,643)         --           --
   Decrease (increase) in receivables...      (20,878)      87,823      (21,714)
   Increase in prepaid expenses.........          (79)      (2,913)        (932)
   Decrease in net investment in direct
    financing leases....................      121,311       89,696       73,784
   Increase in accrued rental income....      (70,837)    (225,434)    (287,264)
   Increase (decrease) in accounts
    payable and accrued expenses........      (16,524)      12,111       32,889
   Increase (decrease) in due to related
    parties.............................        3,214       (4,639)       6,044
   Increase (decrease) in rents paid in
    advance and deposits................       13,255       43,825      (95,036)
                                          -----------  -----------  -----------
     Total adjustments..................      220,332      395,941      110,305
                                          -----------  -----------  -----------
Net Cash Provided by Operating
 Activities.............................  $ 3,157,964  $ 3,356,240  $ 3,098,276
                                          ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Investing and Financing Activities:
  Distributions declared and unpaid at
   December 31..........................  $   787,501  $   822,500  $   822,500
                                          ===========  ===========  ===========
  Land and building under operating
   lease simultaneously exchanged for
   land and building under operating
   lease................................  $       --   $   406,768  $       --
                                          ===========  ===========  ===========

                See accompanying notes to financial statements.

                            CNL INCOME FUND IX, LTD.
                        (A Florida Limited Partnership)

                         NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1997, 1996 and 1995

1. Significant Accounting Policies

   Organization and Nature of Business--CNL Income Fund IX, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating method. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (see
  Note 4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, will be removed from the accounts and gains or losses from sales will be reflected in income. The general partners of the Partnership review the properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continued to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

                            CNL INCOME FUND IX, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

1. Significant Accounting Policies--(Continued)

   Investment in Joint Ventures--The Partnership's investments in three joint ventures and a property in Englewood, Colorado, for which the property is held as tenants-in-common with an affiliate, are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Lease costs--Lease costs associated with negotiating a new lease are amortized over the term of the new lease using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases

   The Partnership leases its land and buildings to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases have been classified as operating leases and some of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while a majority of the land portion of these leases are operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability,

                            CNL INCOME FUND IX, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

2. Leases--(Continued)

property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to four successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1997         1996
                                                       -----------  -----------
   Land............................................... $ 8,207,939  $ 8,590,894
   Buildings..........................................   7,452,942    7,452,942
                                                       -----------  -----------
                                                        15,660,881   16,043,836
   Less accumulated depreciation......................  (1,497,770)  (1,246,287)
                                                       -----------  -----------
                                                       $14,163,111  $14,797,549
                                                       ===========  ===========

   In December 1996, the tenant of the property in Woodmere, Ohio, exercised its option under the terms of its lease agreement, to substitute the existing property for a replacement property. In conjunction therewith, the Partnership simultaneously exchanged the Burger King property in Woodmere, Ohio, with a Burger King property in Carrboro, North Carolina. The lease for the property in Woodmere, Ohio, was amended to allow the property in Carrboro, North Carolina, to continue under the terms of the original lease. All closing costs were paid by the tenant. The Partnership accounted for this as a non-monetary exchange of similar assets and recorded the acquisition of the property in Carrboro, North Carolina, at the net book value of the property in Woodmere, Ohio. No gain or loss was recognized due to this being accounted for as a non-monetary exchange of similar assets.

   In June 1997, the Partnership sold its property in Alpharetta, Georgia, and received net sales proceeds of $1,053,571, resulting in a gain of $199,643 for financial reporting purposes. This property was originally acquired by the Partnership in September 1991 and had a cost of approximately $711,200, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $342,400 in excess of its original purchase price.

   Some leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997, 1996 and 1995, the Partnership recognized $70,837, $225,434 and
$287,264, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1997:

   1998............................................................. $ 1,766,123
   1999.............................................................   1,766,123
   2000.............................................................   1,766,123
   2001.............................................................   1,802,660
   2002.............................................................   1,933,986
   Thereafter.......................................................  12,647,153
                                                                     -----------
                                                                     $21,682,168
                                                                     ===========

                            CNL INCOME FUND IX, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

3. Land and Buildings on Operating Leases--(Continued)

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Net Investment in Direct Financing Leases

   The following lists the components of the net investment in direct financing leases at December 31:

                                                         1997          1996
                                                      -----------  ------------
   Minimum lease payments receivable................. $13,764,606  $ 15,621,897
   Estimated residual values.........................   2,495,379     2,590,434
   Less unearned income..............................  (8,777,228)  (10,247,346)
                                                      -----------  ------------
   Net investment in direct financing leases......... $ 7,482,757  $  7,964,985
                                                      ===========  ============

   The following is a schedule of future minimum lease payments to be received on the direct financing leases at December 31, 1997:

   1998.............................................................    $968,047
   1999.............................................................     968,047
   2000.............................................................     968,047
   2001.............................................................     975,586
   2002.............................................................     999,905
   Thereafter.......................................................   8,884,974
                                                                     -----------
                                                                     $13,764,606
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

5. Investment in Joint Ventures

   The Partnership has a 45.2%, a 50 percent and a 27.33% interest in the profits and losses of CNL Restaurant Investments II, CNL Restaurant Investments III and Ashland Joint Venture, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

   In July 1997, the Partnership used the net sales proceeds from the sale of the property in Alpharetta, Georgia, to acquire a 67.23% interest in an IHOP property located in Englewood, Colorado, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures.

   CNL Restaurant Investments II and CNL Restaurant Investments III each own and lease six properties to an operator of national fast-food restaurants and Ashland Joint Venture owns and leases one property to an operator of national fast-food restaurants. The Partnership and an affiliate, as tenants in common own and lease

                            CNL INCOME FUND IX, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

5. Investment in Joint Ventures--(Continued)

one property to an operator of a national family-style restaurant. The following presents the joint ventures' combined, condensed financial information at December 31:

                                                         1997        1996
                                                      ----------- -----------
   Land and buildings on operating leases, less
    accumulated depreciation......................... $12,582,754 $12,359,586
   Net investment in direct financing lease..........   1,003,680         --
   Cash..............................................      15,124       1,497
   Receivables.......................................      35,773      13,840
   Prepaid expenses..................................      23,544      22,543
   Accrued rental income.............................      11,620         --
   Liabilities.......................................      14,280       1,198
   Partners' capital.................................  13,658,215  12,396,268
   Revenues..........................................   1,506,380   1,362,027
   Net income........................................   1,141,755   1,000,884

   The Partnership recognized income totalling $537,853, $460,400 and $453,794 for the years ended December 31, 1997, 1996 and 1995, respectively, from these joint ventures.

6. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During the year ended December 31, 1997, the Partnership declared distributions to the limited partners of $3,150,004 and during each of the years ended December 31, 1996 and 1995, the Partnership declared distributions to the limited partners of $3,185,004. No distributions have been made to the general partners to date.

                            CNL INCOME FUND IX, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995


7. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                               1997        1996        1995
                                            ----------  ----------  ----------
Net income for financial reporting
 purposes.................................. $2,937,632  $2,960,299  $2,987,971
Depreciation for tax reporting purposes in
 excess of
 depreciation for financial reporting
 purposes..................................   (116,620)   (123,734)   (123,820)
Direct financing leases recorded as
 operating leases for
 tax reporting purposes....................    121,311      89,696      73,784
Gain on sale of land and building for
 financial reporting
 purposes in excess of gain for tax
 reporting purposes........................  (195,820)         --          --
Equity in earnings of joint ventures for
 tax reporting purposes
 in excess of equity in earnings of joint
 ventures for financial reporting
 purposes..................................     36,745      37,469      37,469
Accrued rental income......................    (70,837)   (225,434)   (287,264)
Rents paid in advance......................     13,255      43,825     (95,036)
Allowance for doubtful accounts............     79,333      14,221     (11,173)
                                            ----------  ----------  ----------
Net income for federal income tax
 purposes.................................. $2,804,999  $2,796,342  $2,581,931
                                            ==========  ==========  ==========

8. Related Party Transactions

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the parent company of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, served as president of CNL Fund Advisors, Inc. through October 1997. CNL Income Fund Advisors, Inc. was a wholly owned subsidiary of CNL Group, Inc. until its merger, effective January 1, 1996, with CNL Fund Advisors, Inc. During the years ended December 31, 1997, 1996 and 1995, CNL Income Fund Advisors, Inc. and CNL Fund Advisors, Inc. (hereinafter referred to collectively as the "Affiliates") each performed certain services for the Partnership, as described below.

   During the years ended December 31, 1997, 1996 and 1995, certain Affiliates acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay Affiliates an annual, noncumulative, subordinated management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures, but not in excess of competitive fees for comparable services. These fees will be incurred and will be payable only after the limited partners receive their 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners do not receive their 10% Preferred Return in any particular year, no management fees will be due or payable for such year. As a result of such threshold, no management fees were incurred during the years ended December 31, 1997, 1996 and 1995.

   Certain Affiliates are also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliates provide a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate

                            CNL INCOME FUND IX, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

8. Related Party Transactions--(Continued)

disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1997, 1996 and 1995, Affiliates provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $79,234, $82,487 and $64,398 for the years ended December 31, 1997, 1996 and 1995, respectively, for such services.

   The due to related parties at December 31, 1997 and 1996, totalled $4,619 and $1,405, respectively.

9. Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures), for at least one of the years ended December 31:

                                                     1997     1996     1995
                                                   -------- -------- --------
   Burger King Corporation and BK Acquisition,
    Inc........................................... $649,445 $623,949 $617,694
   TPI Restaurants, Inc...........................  556,700  565,351  562,259
   Carrols Corporation............................  440,057  442,286  444,866
   Flagstar Enterprises, Inc......................  436,312  460,762  486,188
   Golden Corral Corporation......................  337,337  328,975  329,997

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures), for at least one of the years ended December 31:

                                                 1997       1996       1995
                                              ---------- ---------- ----------
   Burger King............................... $1,249,715 $1,310,994 $1,293,094
   Shoney's..................................    808,675    889,148    904,534
   Hardees...................................    436,312    460,762    486,188
   Golden Corral Family Steakhouse
    Restaurants..............................    337,337    328,975    329,997

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

                            CNL INCOME FUND X, LTD.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           -----
Condensed Balance Sheets as of September 30, 1998 and December 31, 1997..  F-259

Condensed Statements of Income for the Quarters and Nine Months Ended
 September 30, 1998 and 1997.............................................  F-260

Condensed Statements of Partner's Capital for the Nine Months Ended
 September 30, 1998 and for the Year Ended December 31, 1997.............  F-261

Condensed Statements of Cash Flows for the Nine Months Ended September
 30, 1998 and 1997.......................................................  F-262

Notes to Condensed Financial Statements for the Quarters and Nine Months
 Ended September 30, 1998 and 1997.......................................  F-263

Report of Independent Accountants........................................  F-265

Balance Sheets as of December 31, 1997 and 1996..........................  F-266

Statements of Income for the Years Ended December 31, 1997, 1996 and
 1995....................................................................  F-267

Statements of Partner's Capital for the Years Ended December 31, 1997,
 1996 and 1995...........................................................  F-268

Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 1995....................................................................  F-269

Notes to Financial Statements for the Years Ended December 31, 1997, 1996
 and 1995................................................................  F-270

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                      September 30, December 31,
                                                          1998          1997
                                                      ------------- ------------
                       ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $1,300,992 and
 $1,113,247..........................................  $17,037,038  $15,709,899
Net investment in direct financing leases............   10,751,793   13,460,125
Investment in joint ventures.........................    3,437,666    3,505,326
Cash and cash equivalents............................    1,662,186    1,583,883
Restricted cash......................................    1,260,266       92,236
Receivables, less allowance for doubtful accounts of
 $217,437 and $137,856...............................          294      123,903
Prepaid expenses.....................................        9,249        5,877
Accrued rental income, less allowance for doubtful
 accounts of $257,225 and $117,593...................    1,348,423    1,775,374
Other assets.........................................       33,104       33,104
                                                       -----------  -----------
                                                       $35,540,019  $36,289,727
                                                       ===========  ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable.....................................  $     1,367  $     6,033
Accrued and escrowed real estate taxes payable.......       71,478       27,784
Distributions payable................................      900,001      900,001
Due to related parties...............................        5,500        4,946
Rents paid in advance and deposits...................       90,378      132,419
                                                       -----------  -----------
  Total liabilities..................................    1,068,724    1,071,183
Minority interest....................................       64,480       64,501
                                                       -----------  -----------
Partners' capital....................................   34,406,815   35,154,043
                                                       -----------  -----------
                                                       $35,540,019  $36,289,727
                                                       ===========  ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                     Quarter Ended        Nine Months Ended
                                     September 30,          September 30,
                                  --------------------  ----------------------
                                    1998       1997        1998        1997
                                  ---------  ---------  ----------  ----------
Revenues:
  Rental income from operating
   leases........................ $ 499,787  $ 477,904  $1,396,043  $1,436,157
  Adjustments to accrued rental
   income........................   (13,155)    (6,099)   (445,370)    (22,714)
  Earned income from direct
   financing leases..............   353,378    376,124     976,635   1,129,655
  Contingent rental income.......     6,239     10,014      16,894      22,186
  Interest and other income......    27,008     14,289      85,774      74,727
                                  ---------  ---------  ----------  ----------
                                    873,257    872,232   2,029,976   2,640,011
                                  ---------  ---------  ----------  ----------
Expenses:
  General operating and
   administrative................    43,273     37,138     126,834     112,266
  Bad debt expense...............        --         --       5,887          --
  Professional services..........     7,277      5,282      20,636      17,114
  Real estate taxes..............    14,004         --      23,578          --
  State and other taxes..........        --         --      10,520       9,503
  Depreciation and amortization..    71,349     52,536     187,745     157,609
                                  ---------  ---------  ----------  ----------
                                    135,903     94,956     375,200     296,492
                                  ---------  ---------  ----------  ----------
Income Before Minority Interest
 in Income of Consolidated Joint
 Venture, Equity in Earnings in
 Unconsolidated Joint Ventures
 and Gain on Sale of Land,
 Building and Net Investment in
 Direct Financing Lease..........   737,354    777,276   1,654,776   2,343,519
Minority Interest in Income of
 Consolidated Joint Venture......    (2,337)    (2,271)     (6,592)     (6,325)
Equity in Earnings of
 Unconsolidated Joint Ventures...    76,163     71,523     213,432     204,167
Gain on Sale of Land, Building
 and Net Investment in Direct
 Financing Lease.................        --    132,238     171,159     132,238
                                  ---------  ---------  ----------  ----------
Net Income....................... $ 811,180  $ 978,766  $2,032,775  $2,673,599
                                  =========  =========  ==========  ==========
Allocation of Net Income:
  General partners............... $   8,112  $   8,466  $   18,616  $   25,414
  Limited partners...............   803,068    970,300   2,014,159   2,648,185
                                  ---------  ---------  ----------  ----------
                                  $ 811,180  $ 978,766  $2,032,775  $2,673,599
                                  =========  =========  ==========  ==========
Net Income Per Limited Partner
 Unit............................ $    0.20  $    0.24  $     0.50  $     0.66
                                  =========  =========  ==========  ==========
Weighted Average Number of
 Limited Partner Units
 Outstanding..................... 4,000,000  4,000,000   4,000,000   4,000,000
                                  =========  =========  ==========  ==========

                See accompanying notes to financial statements.

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                      Nine Months
                                                         Ended      Year Ended
                                                     September 30, December 31,
                                                         1998          1997
                                                     ------------- ------------
General partners:
  Beginning balance.................................  $   208,709  $   174,718
  Net income........................................       18,616       33,991
                                                      -----------  -----------
                                                          227,325      208,709
                                                      -----------  -----------
Limited partners:
  Beginning balance.................................   34,945,334   35,047,947
  Net income........................................    2,014,159    3,497,390
  Distributions ($0.70 and $0.90 per limited partner
   unit, respectively)..............................   (2,780,003)  (3,600,003)
                                                      -----------  -----------
                                                       34,179,490   34,945,334
                                                      -----------  -----------
Total partners' capital.............................  $34,406,815  $35,154,043
                                                      ===========  ===========



                See accompanying notes to financial statements.

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                          Nine Months Ended
                                                            September 30,
                                                        ----------------------
                                                           1998        1997
                                                        ----------  ----------
Increase (Decrease) in Cash and Cash Equivalents:
  Net Cash Provided by Operating Activities............ $2,774,783  $2,748,032
                                                        ----------  ----------
  Cash Flows from Investing Activities:
    Proceeds from sale of land and building............  1,231,106   1,363,805
    Increase in restricted cash........................ (1,140,970) (1,363,805)
                                                        ----------  ----------
      Net cash used in investing activities............     90,136          --
                                                        ----------  ----------
  Cash Flows from Financing Activities:
    Distributions to limited partners.................. (2,780,003) (2,740,001)
    Distributions to holder of minority interest.......     (6,613)     (6,198)
                                                        ----------  ----------
      Net cash used in financing activities............ (2,786,616) (2,746,199)
                                                        ----------  ----------
Net Increase in Cash and Cash Equivalents..............     78,303       1,833
Cash and Cash Equivalents at Beginning of Period.......  1,583,883   1,769,483
                                                        ----------  ----------
Cash and Cash Equivalents at End of Period............. $1,662,186  $1,771,316
                                                        ----------  ----------
Supplemental Schedule of Non-Cash Investing and
 Financing Activities
  Net investment in direct financing leases
   reclassified to land and building on operating
   leases as a result of lease amendments.............. $2,024,000  $       --
                                                        ----------  ----------
  Distributions declared and unpaid at end of period... $  900,001  $  900,001
                                                        ==========  ==========



                See accompanying notes to financial statements.

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

           Quarters and Nine Months Ended September 30, 1998 and 1997

1. Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter and nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund X, Ltd. (the "Partnership") for the year ended December 31, 1997.

   The Partnership accounts for its 88.26% interest in Allegan Real Estate Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   Certain items in the prior year's financial statements have been reclassified to conform to 1998 presentation. These reclassifications had no effect on partners' capital or net income.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

2. Land and Building on Operating Leases

   In January 1998, the Partnership sold its property in Sacramento, California, to the tenant for $1,250,000 and received net sales proceeds of $1,230,672, resulting in a gain of $163,349 for financial reporting purposes. This property was originally acquired by the Partnership in December 1991 and had a cost of approximately $969,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $261,300 in excess of its original purchase price.

   In addition, in March 1998, a vacant parcel of land relating to the property in Austin, Texas, was sold to a third party who had previously subleased the land from the Partnership's lessee. In connection therewith, the Partnership received net sales proceeds of $68,434 ($68,000 of which had been received as a deposit in 1995), resulting in a gain of $7,810 for financial reporting purposes.

3. Net Investment in Direct Financing Leases

   In March 1998, the Partnership sold its property in Sacramento, California, for which the building portion had been classified as a direct financing lease. In connection therewith, the gross investment (minimum lease payments receivable and the estimated residual value) and unearned income relating to the building were removed from the accounts and the gain from the sale of the property was reflected in income (see Note 2).

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)


   In August 1998, three of the Partnership's leases were amended. As a result, the Partnership reclassified the leases from direct financing leases to operating leases. In accordance with the Statement of Financial Accounting Standards #13, "Accounting for Leases," the Partnership recorded the reclassified leases at the lower of original costs, present fair value, or present carrying amount. No losses on the termination of direct financing leases were recorded for financial reporting purposes.

4. Restricted Cash

   As of September 30, 1998, the net sales proceeds of $1,230,672 from the sale of the property in Sacramento, California, plus accrued interest of $29,594 were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional property.

5. Subsequent Event

   In October 1998, the Partnership sold its property in Billings, Montana, to the tenant for $362,000 and received net sales proceeds of $360,688, resulting in a gain of $47,800 for financial reporting purposes.

   In November 1998, the Partnership reinvested approximately $1,020,800 of the net sales proceeds it received from the sale of the property in Sacramento, California in a Jack in the Box property located in San Marcos, Texas. In connection therewith, the Partnership entered into a long term, triple-net lease with terms substantially the same as its other leases.

                       Report of Independent Accountants

To the Partners
CNL Income Fund X, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund X, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund X, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
January 14, 1998

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

                                 BALANCE SHEETS

                                                             December 31,
                                                        -----------------------
                                                           1997        1996
                                                        ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation.............................. $15,709,899 $15,224,392
Net investment in direct financing leases..............  13,460,125  14,219,805
Investment in joint ventures...........................   3,505,326   3,449,210
Cash and cash equivalents..............................   1,583,883   1,769,483
Restricted cash........................................      92,236          --
Receivables, less allowance for doubtful accounts of
 $137,856 and $4,428...................................     123,903      52,470
Prepaid expenses.......................................       5,877       5,503
Accrued rental income, less allowance for doubtful
 accounts of $117,593 and $88,781......................   1,775,374   1,683,593
Other assets...........................................      33,104      33,104
                                                        ----------- -----------
                                                        $36,289,727 $36,437,560
                                                        =========== ===========

           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................... $     6,033 $     2,913
Escrowed real estate taxes payable.....................      27,784      45,060
Distributions payable..................................     900,001     940,000
Due to related parties.................................       4,946       1,609
Rents paid in advance and deposits.....................     132,419     160,928
                                                        ----------- -----------
  Total liabilities....................................   1,071,183   1,150,510
Commitments and Contingencies (Note 11)
Minority interest......................................      64,501      64,385
Partners' capital......................................  35,154,043  35,222,665
                                                        ----------- -----------
                                                        $36,289,727 $36,437,560
                                                        =========== ===========



                See accompanying notes to financial statements.

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                Year Ended December 31,
                                            ----------------------------------
                                               1997        1996        1995
                                            ----------  ----------  ----------
Revenues:
  Rental income from operating leases.....  $1,867,795  $1,832,781  $1,783,928
  Earned income from direct financing
   leases.................................   1,534,525   1,648,358   1,690,299
  Contingent rental income................      51,678      45,126      53,189
  Interest and other income...............      88,853      75,896      89,630
                                            ----------  ----------  ----------
                                             3,542,851   3,602,161   3,617,046
                                            ----------  ----------  ----------
Expenses:
  General operating and administrative....     153,672     166,049     150,157
  Professional services...................      26,890      33,692      23,563
  Real estate taxes.......................       9,703          --          --
  State and other taxes...................       9,372       2,357      15,510
  Depreciation and amortization...........     214,468     207,959     201,696
                                            ----------  ----------  ----------
                                               414,105     410,057     390,926
                                            ----------  ----------  ----------
Income Before Minority Interest in Income
 of Consolidated Joint Venture, Equity in
 Earnings of Unconsolidated Joint Ventures
 and Gain on Sale of Land and Building....   3,128,746   3,192,104   3,226,120
Minority Interest in Income of
 Consolidated Joint Venture...............      (8,522)     (8,663)     (9,066)
Equity in Earnings of Unconsolidated Joint
 Ventures.................................     278,919     278,371     267,799
Gain on Sale of Land and Building.........     132,238          --      67,214
                                            ----------  ----------  ----------
Net Income................................  $3,531,381  $3,461,812  $3,552,067
                                            ==========  ==========  ==========
Allocation of Net Income:
  General partners........................  $   33,991  $   34,618  $   35,491
  Limited partners........................   3,497,390   3,427,194   3,516,576
                                            ----------  ----------  ----------
                                            $3,531,381  $3,461,812  $3,552,067
                                            ==========  ==========  ==========
Net Income per Limited Partner Unit.......  $     0.87  $     0.86  $     0.88
                                            ==========  ==========  ==========
Weighted Average Number of Limited Partner
 Units Outstanding........................   4,000,000   4,000,000   4,000,000
                                            ==========  ==========  ==========


                See accompanying notes to financial statements.

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

                        STATEMENTS OF PARTNERS' CAPITAL

                  Years Ended December 31, 1997, 1996 and 1995

                              General Partners                       Limited Partners
                          ------------------------- ----------------------------------------------------
                                        Accumulated                              Accumulated Syndication
                          Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                          ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1994...................     $1,000      $103,609    $40,000,000  $(10,083,130)  $10,257,313 $(4,790,000) $35,488,792
Distributions to limited
 partners ($0.91 per
 limited partner unit)..         --            --             --    (3,640,003)           --          --   (3,640,003)
Net income..............         --        35,491             --            --     3,516,576          --    3,552,067
                             ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1995...................      1,000       139,100     40,000,000   (13,723,133)   13,773,889  (4,790,000)  35,400,856
Distributions to limited
 partners ($0.91 per
 limited partner unit)..         --            --             --    (3,640,003)           --          --   (3,640,003)
Net income..............         --        34,618             --            --     3,427,194          --    3,461,812
                             ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................      1,000       173,718     40,000,000   (17,363,136)   17,201,083  (4,790,000)  35,222,665
Distributions to limited
 partners ($0.90 per
 limited partner unit)..         --            --             --    (3,600,003)           --          --   (3,600,003)
Net income..............         --        33,991             --            --     3,497,390          --    3,531,381
                             ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................     $1,000      $207,709    $40,000,000  $(20,963,139)  $20,698,473 $(4,790,000) $35,154,043
                             ======      ========    ===========  ============   =========== ===========  ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOWS

                                               Year Ended December 31,
                                         -------------------------------------
                                            1997         1996         1995
                                         -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows From Operating Activities:
  Cash received from tenants...........  $ 3,380,391  $ 3,491,064  $ 3,290,242
  Distributions from unconsolidated
   joint ventures......................      353,207      354,648      341,527
  Cash paid for expenses...............     (190,902)    (211,345)    (177,007)
  Interest received....................       53,721       61,435       72,600
                                         -----------  -----------  -----------
   Net cash provided by operating
    activities.........................    3,596,417    3,695,802    3,527,362
                                         -----------  -----------  -----------
 Cash Flows From Investing Activities:
  Proceeds from sale of land and
   building............................    1,363,805           --    1,057,386
  Deposit received on contract for
   sale of land........................           --           --       69,000
  Additions to land and buildings on
   operating leases....................   (1,277,308)        (978)    (359,506)
  Investment in direct financing
   leases..............................           --       (1,542)    (566,097)
  Investment in joint venture..........     (130,404)    (108,952)          --
  Increase in restricted cash..........      (89,702)          --           --
                                         -----------  -----------  -----------
   Net cash provided by (used in)
    investing activities...............     (133,609)    (111,472)     200,783
                                         -----------  -----------  -----------
 Cash Flows From Financing Activities:
  Distributions to limited partners....   (3,640,002)  (3,640,003)  (3,700,003)
  Distributions to holder of minority
   interest............................       (8,406)      (7,697)      (7,998)
                                         -----------  -----------  -----------
Net cash used in financing activities..   (3,648,408)  (3,647,700)  (3,708,001)
                                         -----------  -----------  -----------
Net Increase (Decrease) in Cash and
 Cash Equivalents......................     (185,600)     (63,370)      20,144
Cash and Cash Equivalents at Beginning
 of Year...............................    1,769,483    1,832,853    1,812,709
                                         -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year..................................  $ 1,583,883  $ 1,769,483  $ 1,832,853
                                         ===========  ===========  ===========
Reconciliation of Net Income to Net
 Cash Provided by Operating Activities:
 Net income............................  $ 3,531,381  $ 3,461,812  $ 3,552,067
                                         -----------  -----------  -----------
Adjustments to reconcile net income to
 net cash provided by operating
 activities:
 Depreciation..........................      214,468      206,497      199,696
 Amortization..........................           --        1,462        2,000
 Minority interest in income of
  consolidated joint venture...........        8,522        8,663        9,066
 Equity in earnings of unconsolidated
  joint ventures, net of
  distributions........................       74,288       75,898       73,630
 Gain on sale of land and building.....     (132,238)          --      (67,214)
 Decrease (increase) in receivables....      (71,222)      46,834       10,222
 Increase in prepaid expenses..........         (374)      (3,852)        (664)
 Decrease in net investment in direct
  financing leases.....................      211,942      160,007      141,684
 Increase in accrued rental income.....     (201,022)    (315,028)    (309,574)
 Increase (decrease) in accounts
  payable and accrued expenses.........      (14,156)      14,317       (1,057)
 Increase (decrease) in due to related
  parties..............................        3,337       (5,395)       7,004
 Increase (decrease) in rents paid in
  advance and deposits.................      (28,509)      44,587      (89,498)
                                         -----------  -----------  -----------
   Total adjustments...................       65,036      233,990      (24,705)
                                         -----------  -----------  -----------
Net Cash Provided by Operating
 Activities............................  $ 3,596,417  $ 3,695,802  $ 3,527,362
                                         ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Financing Activities:
 Distributions declared and unpaid at
  December 31..........................  $   900,001  $   940,000  $   940,000
                                         ===========  ===========  ===========

                See accompanying notes to financial statements.

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

                         NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1997, 1996 and 1995

1. Significant Accounting Policies

   Organization and Nature of Business--CNL Income Fund X, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

  Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continued to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership accounts for its 88.26% interest in Allegan Real Estate Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   The Partnership's investments in CNL Restaurant Investments III, Williston Real Estate Joint Venture and Ashland Joint Venture, and the property in Clinton, North Carolina, and the property in Miami, Florida, for which each property is held as tenants-in-common with affiliates, are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases

   The Partnership leases its land and buildings to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases have been classified as operating leases and some of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portions of the majority of these leases are operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to five successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)


3. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1997         1996
                                                       -----------  -----------
      Land............................................ $ 9,947,295  $ 9,926,720
      Buildings.......................................   6,875,851    6,196,451
                                                       -----------  -----------
                                                        16,823,146   16,123,171
      Less accumulated depreciation...................  (1,113,247)    (898,779)
                                                       -----------  -----------
                                                       $15,709,899  $15,224,392
                                                       ===========  ===========

   In September 1997, the Partnership sold its property in Fremont, California, to the franchisor, for $1,420,000 and received net sales proceeds (net of $2,745 which represents amounts due to the former tenant for prorated rent) of $1,363,805, resulting in a gain of $132,238 for financial reporting purposes. This property was originally acquired by the Partnership in March 1992 and had a cost of approximately $1,116,900, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $249,700 in excess of its original purchase price. In October 1997, the Partnership reinvested approximately $1,277,300 in a Boston Market property located in Homewood, Alabama.

   Some leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997, 1996 and 1995, the Partnership recognized $201,021, $315,029 and
$309,574, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1997:

      1998.......................................................... $ 1,796,664
      1999..........................................................   1,817,764
      2000..........................................................   1,830,536
      2001..........................................................   1,875,201
      2002..........................................................   2,004,123
      Thereafter....................................................  16,727,751
                                                                     -----------
                                                                     $26,052,039
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Net Investment in Direct Financing Leases

   The following lists the components of the net investment in direct financing leases at December 31:

                                                          1997         1996
                                                       -----------  -----------
      Minimum lease payments receivable............... $25,273,063  $27,990,876
      Estimated residual values.......................   4,225,008    4,375,790
      Less unearned income............................ (16,037,946) (18,146,861)
                                                       -----------  -----------
      Net investment in direct financing leases....... $13,460,125  $14,219,805
                                                       ===========  ===========

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)


   In September 1997, the Partnership sold its property in Fremont, California, for which the building portion had been classified as a direct financing lease. In connection therewith, the gross investment (minimum lease payment receivable and estimated residual value) and unearned income relating to this property were removed from the accounts and the gain from the sale relating to the land portion of the property was reflected in income (Note 3).

   The following is a schedule of future minimum lease payments to be received on the direct financing leases at December 31, 1997:

      1998.......................................................... $ 1,758,896
      1999..........................................................   1,761,323
      2000..........................................................   1,762,806
      2001..........................................................   1,770,249
      2002..........................................................   1,800,446
      Thereafter....................................................  16,419,343
                                                                     -----------
                                                                     $25,273,063
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

   During the year ended December 31, 1996, one of the Partnership's leases was amended. As a result of the lease amendment, the Partnership reclassified this lease from a direct financing lease to an operating lease, whereby the property was recorded at its net carrying value of $567,923.

5. Investment in Joint Ventures

   The Partnership has a 50 percent, a 10.51% and a 41 percent interest in the profits and losses of CNL Restaurant Investments III, Ashland Joint Venture and Williston Real Estate Joint Venture, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

   In January 1996, the Partnership acquired and leased a property in Clinton, North Carolina, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1997, the Partnership owned a 13.37% interest in this property.

   In December 1997, the Partnership acquired and leased a property in Miami, Florida, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1997, the Partnership owned a 6.69% interest in this property.

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)


   CNL Restaurant Investments III owns and leases six properties to an operator of national fast-food restaurants. Ashland Joint Venture, Williston Real Estate Joint Venture and the Partnership and affiliates as tenants-in-common in two separate tenancy-in-common arrangements, each own and lease one property to an operator of national fast-food or family-style restaurants. The following presents the joint ventures' combined, condensed financial information at December 31:

                                                             1997       1996
                                                          ---------- ----------
Land and buildings on operating leases, less accumulated
 depreciation...........................................  $9,573,341 $7,822,804
Net investment in direct financing lease................     661,991    658,422
Cash....................................................       8,197      1,750
Receivables.............................................      26,766      8,164
Prepaid expenses........................................      22,852     21,910
Liabilities.............................................       7,415      1,094
Partners' capital.......................................  10,285,732  8,511,956
Revenues................................................     930,470    916,897
Net income..............................................     695,878    686,789

   The Partnership recognized income totalling $278,919, $278,371 and $267,799 for the years ended December 31, 1997, 1996 and 1995, respectively, from these joint ventures.

6. Restricted Cash

   As of December 31, 1997, net sales proceeds of $89,702 from the sale of the property in Fremont, California, plus accrued interest of $2,534, were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional property.

7. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During the year ended December 31, 1997, the Partnership declared distributions to the limited partners of $3,600,003 and during each of the years ended December 31, 1996 and 1995, the Partnership declared distributions to the limited partners of $3,640,003. No distributions have been made to the general partners to date.

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)


8. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                               1997        1996        1995
                                            ----------  ----------  ----------
Net income for financial reporting
 purposes.................................  $3,531,381  $3,461,812  $3,552,067
Depreciation for tax reporting purposes in
 excess of depreciation for financial
 reporting purposes.......................    (289,098)   (298,518)   (304,027)
Direct financing leases recorded as
 operating leases for tax reporting
 purposes.................................     211,942     160,007     141,684
Equity in earnings of unconsolidated joint
 ventures for tax reporting purposes in
 excess of equity in earnings of
 unconsolidated joint ventures for
 financial reporting purposes.............      15,294      10,839      12,592
Gain on sale of land and building for
 financial reporting purposes in excess of
 gain for tax reporting purposes..........     (42,996)         --     (16,395)
Allowance for doubtful accounts...........     133,428          --          --
Accrued rental income.....................    (201,022)   (315,029)   (309,574)
Rents paid in advance.....................     (22,593)     45,447     (80,403)
Minority interest in timing differences of
 consolidated joint venture...............       1,461       2,184       2,062
Other.....................................          --      (7,738)      9,613
                                            ----------  ----------  ----------
Net income for federal income tax
 purposes.................................  $3,337,797  $3,059,004  $3,007,619
                                            ==========  ==========  ==========

9. Related Party Transactions

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the parent company of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, served as president of CNL Fund Advisors, Inc. through October 1997. CNL Income Fund Advisors, Inc. was a wholly owned subsidiary of CNL Group, Inc. until its merger, effective January 1, 1996, with CNL Fund Advisors, Inc. During the years ended December 31, 1997, 1996 and 1995, CNL Income Fund Advisors, Inc. and CNL Fund Advisors, Inc. (hereinafter referred to collectively as the "Affiliates") each performed certain services for the Partnership, as described below.

   During the years ended December 31, 1997, 1996 and 1995, certain Affiliates acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliates an annual, noncumulative, subordinated management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures, but not in excess of competitive fees for comparable services. These fees will be incurred and will be payable only after the limited partners receive their 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners do not receive their 10% Preferred Return in any particular year, no management fees will be due or payable for such year. As a result of such threshold, no management fees were incurred during the years ended December 31, 1997, 1996 and 1995.

   Certain Affiliates are also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliates provide a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. In addition, the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1997, 1996 and 1995, the Affiliates provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $87,967, $94,496 and $76,108 for the years ended December 31, 1997, 1996 and 1995, respectively, for such services.

   The due to related parties at December 31, 1997 and 1996, totalled $4,946 and $1,609, respectively.

   During 1997, the Partnership acquired a property for a purchase price of $1,277,300 from CNL BB Corp., an affiliate of the general partners. CNL BB Corp. had purchased and temporarily held title to this property in order to facilitate the acquisition of the property by the Partnership. The purchase price paid by the Partnership represented the costs incurred by CNL BB Corp. to acquire and carry the property, including closing costs.

10. Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual lessees, or affiliated groups of lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from unconsolidated joint ventures and the properties held as tenants-in-common with affiliates), for at least one of the years ended December 31:

                                                      1997     1996     1995
                                                    -------- -------- --------
      Foodmaker, Inc............................... $646,477 $684,277 $686,417
      Flagstar Enterprises, Inc. and Denny's,
       Inc.........................................  602,913  668,919  674,611
      Golden Corral Corporation....................  548,399  568,164  567,654

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from unconsolidated joint ventures and the properties held as tenants-in-common with affiliates) for at least one of the years ended December 31:

                                                       1997     1996     1995
                                                     -------- -------- --------
      Burger King................................... $777,378 $714,792 $721,870
      Jack in the Box...............................  646,477  684,277  686,417
      Golden Corral Family Steakhouse Restaurants...  548,399  568,164  567,654
      Shoney's......................................  441,052  439,330  354,457
      Hardees.......................................  403,882  468,037  471,507
      Perkins.......................................  336,983  393,046  449,149

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)


11.  Commitments and Contingencies

   In October 1995, the tenant of the Partnership's property located in Austin, Texas, entered into a sublease agreement for a vacant parcel of land under which the subtenant has the option to purchase such land. The subtenant exercised the purchase option and in accordance with the terms of the sublease agreement, the tenant assigned the purchase contract, together with the purchase contract payment of $69,000, from the subtenant, to the Partnership. As of December 31, 1997, the sale for the vacant parcel of land had not been consummated and as a result, the net proceeds of $68,000 (representing the original $69,000 received by the Partnership, less $1,000 in costs incurred in anticipation of the sale) were recorded as a deposit at December 31, 1997. The contract price of $69,000 exceeds the Partnership's cost attributable to the parcel of land.

12.  Subsequent Events

   During 1997, the Partnership entered into a contract to sell the property in Sacramento, California to the tenant. In January 1998, the Partnership sold this property for $1,250,000 and received net sales proceeds of $1,234,175, resulting in a gain of approximately $163,300 for financial reporting purposes. The Partnership intends to reinvest the net sales proceeds in a replacement property.

                            CNL INCOME FUND XI, LTD.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           -----
Condensed Balance Sheets as of September 30, 1998 and December 31, 1997..  F-279

Condensed Statements of Income for the Quarters and Nine Months Ended
 September 30, 1998 and 1997.............................................  F-280

Condensed Statements of Partner's Capital for the Nine Months Ended
 September 30, 1998 and for the Year Ended December 31, 1997 ............  F-281

Condensed Statements of Cash Flows for the Nine Months Ended September
 30, 1998 and 1997.......................................................  F-282

Notes to Condensed Financial Statements for the Quarters and Nine Months
 Ended September 30, 1998 and 1997 ......................................  F-283

Report of Independent Accountants........................................  F-284

Balance Sheets as of December 31, 1997 and 1996..........................  F-285

Statements of Income for the Years Ended December 31, 1997, 1996 and
 1995....................................................................  F-286

Statements of Partner's Capital for the Years Ended December 31, 1997,
 1996 and 1995...........................................................  F-287

Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 1995....................................................................  F-288

Notes to Financial Statements for the Years Ended December 31, 1997, 1996
 and 1995................................................................  F-289

                            CNL INCOME FUND XI, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                         September  December 31,
                                                         30, 1998       1997
                                                        ----------- ------------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $2,799,124 and
 $2,455,129............................................ $23,217,022 $23,561,017
Net investment in direct financing leases..............   6,539,506   6,611,661
Investment in joint ventures...........................   2,528,168   2,567,786
Cash and cash equivalents..............................   1,492,088   1,272,386
Receivables, less allowance for doubtful accounts of
 $20,283 in 1998 ......................................      28,202     119,575
Prepaid expenses.......................................      14,612      13,363
Accrued rental income..................................   1,607,969   1,517,726
Other assets...........................................     122,024     122,024
                                                        ----------- -----------
                                                        $35,549,591 $35,785,538
                                                        =========== ===========
           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................... $     4,393 $     6,508
Escrowed real estate taxes payable.....................      24,764      19,410
Distributions payable..................................     875,006     875,006
Due to related parties.................................       5,263       6,648
Rents paid in advance and deposits.....................      69,832      68,333
                                                        ----------- -----------
  Total liabilities....................................     979,258     975,905
Minority interest......................................     501,915     501,401
Partners' capital......................................  34,068,418  34,308,232
                                                        ----------- -----------
                                                        $35,549,591 $35,785,538
                                                        =========== ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND XI, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                     Quarter Ended        Nine Months Ended
                                     September 30,          September 30,
                                  --------------------  ----------------------
                                    1998       1997        1998        1997
                                  ---------  ---------  ----------  ----------
Revenues:
  Rental income from operating
   leases........................ $ 672,887  $ 675,491  $2,023,869  $2,026,676
  Earned income from direct
   financing leases..............   195,141    208,391     608,546     629,142
  Contingent rental income.......    50,903     46,040     113,667     115,123
  Interest and other income......    16,421     25,999     114,469      53,455
                                  ---------  ---------  ----------  ----------
                                    935,352    955,921   2,860,551   2,824,396
                                  ---------  ---------  ----------  ----------
Expenses:
  General operating and
   administrative................    43,130     36,804     117,587     111,662
  Professional services..........     9,699      6,046      23,892      23,451
  Management fees to related
   parties.......................     9,923      9,327      28,975      27,575
  Real estate taxes..............     2,179         --       2,179          --
  State and other taxes..........        --         --      24,370      25,779
  Depreciation and amortization..   114,665    114,665     343,995     344,584
                                  ---------  ---------  ----------  ----------
                                    179,596    166,842     540,998     533,051
                                  ---------  ---------  ----------  ----------
Income Before Minority Interest
 in Income of Consolidated Joint
 Ventures and Equity in Earnings
 of Unconsolidated Joint
 Ventures........................   755,756    789,079   2,319,553   2,291,345
Minority Interest in Income of
 Consolidated Joint Ventures.....   (16,760)   (17,628)    (50,684)    (52,226)
Equity in Earnings of
 Unconsolidated Joint Ventures...    58,730     58,782     156,335     163,945
                                  ---------  ---------  ----------  ----------
Net Income....................... $ 797,726  $ 830,233  $2,425,204  $2,403,064
                                  =========  =========  ==========  ==========
Allocation of Net Income:
  General partners............... $   7,977  $   8,303  $   24,252  $   24,031
  Limited partners...............   789,749    821,930   2,400,952   2,379,033
                                  ---------  ---------  ----------  ----------
                                  $ 797,726  $ 830,233  $2,425,204  $2,403,064
                                  =========  =========  ==========  ==========
Net Income Per Limited Partner
 Unit............................ $    0.20  $    0.21  $     0.60  $     0.59
                                  =========  =========  ==========  ==========
Weighted Average Number of
 Limited Partner Units
 Outstanding..................... 4,000,000  4,000,000   4,000,000   4,000,000
                                  =========  =========  ==========  ==========

                See accompanying notes to financial statements.

                            CNL INCOME FUND XI, LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                      Nine Months
                                                         Ended      Year Ended
                                                     September 30, December 31,
                                                         1998          1997
                                                     ------------- ------------
General partners:
  Beginning balance.................................  $   176,232  $   143,281
  Net income........................................       24,252       32,951
                                                      -----------  -----------
                                                          200,484      176,232
                                                      -----------  -----------
Limited partners:
  Beginning balance.................................   34,132,000   34,369,896
  Net income........................................    2,400,952    3,262,128
  Distributions ($0.67 and $0.88 limited partner
   unit, respectively)..............................   (2,665,018)  (3,500,024)
                                                      -----------  -----------
                                                       33,867,934   34,132,000
                                                      -----------  -----------
Total partners' capital.............................  $34,068,418  $34,308,232
                                                      ===========  ===========



                See accompanying notes to financial statements.

                            CNL INCOME FUND XI, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                          Nine Months Ended
                                                            September 30,
                                                        ----------------------
                                                           1998        1997
                                                        ----------  ----------
Increase (Decrease) in Cash and Cash Equivalents:
  Net Cash Provided by Operating Activities............ $2,934,890  $2,743,042
                                                        ----------  ----------
  Cash Flows from Investing Activities:
    Investment in joint ventures.......................         --  (1,044,750)
    Decrease in restricted cash........................         --   1,044,750
                                                        ----------  ----------
      Net cash provided by investing activities........         --          --
                                                        ----------  ----------
  Cash Flows from Financing Activities:
    Distributions to limited partners.................. (2,665,018) (2,665,018)
    Distributions to holders of minority interests.....    (50,170)    (41,783)
                                                        ----------  ----------
      Net cash used in financing activities............ (2,715,188) (2,706,801)
                                                        ----------  ----------
Net Increase in Cash and Cash Equivalents..............    219,702      36,241
Cash and Cash Equivalents at Beginning of Period.......  1,272,386   1,225,860
                                                        ----------  ----------
Cash and Cash Equivalents at End of Period............. $1,492,088  $1,262,101
                                                        ==========  ==========
Supplemental Schedule of Non-Cash Investing and
 Financing Activities:
  Land and building under operating lease exchanged for
   land and building under operating lease............. $  850,381  $       --
                                                        ==========  ==========
  Distributions declared and unpaid at end of period... $  875,006  $  875,006
                                                        ==========  ==========


                 See accompanying notes to financial statements

                            CNL INCOME FUND XI, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

           Quarters and Nine Months Ended September 30, 1998 and 1997

1. Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter and nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund XI, Ltd. (the "Partnership") for the year ended December 31, 1997.

   The Partnership accounts for its 85 percent interest in Denver Joint Venture and its 77.33% interest in CNL/Airport Joint Venture using the consolidation method. Minority interests represent the minority joint venture partners' proportionate share of equity in the Partnership's consolidated joint ventures. All significant intercompany accounts and transactions have been eliminated.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

2. Land and Building on Operating Leases

   In September 1998, the tenant of the property in Columbus, Ohio, exercised its option under the terms of its lease agreement, to exchange one existing property with a replacement property. In conjunction therewith, the Partnership exchanged the Burger King property in Columbus, Ohio, for a Burger King property in Danbury, Connecticut. The lease for the property in Columbus, Ohio, was amended to allow the property in Danbury, Connecticut to continue under the terms of the original lease. All closing costs were paid by the tenant. The Partnership accounted for this as a nonmonetary exchange of similar assets and recorded the acquisition of the property in Danbury, Connecticut at the net book value of the property in Columbus, Ohio. No gain or loss was recognized due to this being accounted for as a nonmonetary exchange of similar assets.

3. Subsequent Event

   In October 1998, the Partnership sold its property in Nashua, New Hampshire, to a third party for $1,748,000 and received net sales proceeds of $1,630,296, resulting in a gain of $461,862 for financial reporting purposes.

                       Report of Independent Accountants

To the Partners
CNL Income Fund XI, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund XI, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund XI, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
January 16, 1998

                            CNL INCOME FUND XI, LTD.
                        (A Florida Limited Partnership)

                                 BALANCE SHEETS

                                                            December 31,
                                                       -----------------------
                                                          1997        1996
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation............................. $23,561,017 $24,019,677
Net investment in direct financing leases.............   6,611,661   6,686,367
Investment in joint ventures..........................   2,567,786   1,537,430
Cash and cash equivalents.............................   1,272,386   1,225,860
Restricted cash.......................................          --   1,047,822
Receivables, less allowance for doubtful accounts
 $14,746 in 1996......................................     119,575      92,546
Prepaid expenses......................................      13,363      13,227
Organization costs, less accumulated amortization of
 $10,000 and $9,411...................................          --         589
Accrued rental income.................................   1,517,726   1,257,503
Other assets..........................................     122,024     122,024
                                                       ----------- -----------
                                                       $35,785,538 $36,003,045
                                                       =========== ===========

           LIABILITIES AND PARTNERS CAPITAL
Accounts payable...................................... $     6,508 $     2,202
Escrowed real estate taxes payable....................      19,410      21,573
Distributions payable.................................     875,006     915,006
Due to related parties................................       6,648       2,121
Rents paid in advance and deposits....................      68,333      61,196
                                                       ----------- -----------
  Total liabilities...................................     975,905   1,002,098
Commitment (Note 11)
Minority interests....................................     501,401     487,770
Partners' capital.....................................  34,308,232  34,513,177
                                                       ----------- -----------
                                                       $35,785,538 $36,003,045
                                                       =========== ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND XI, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                Year Ended December 31,
                                            ----------------------------------
                                               1997        1996        1995
                                            ----------  ----------  ----------
Revenues:
  Rental income from operating leases...... $2,702,558  $2,765,327  $2,774,204
  Earned income from direct financing
   leases..................................    841,426     850,650     835,181
  Contingent rental income.................    225,888     251,312     200,198
  Interest and other income................     62,440      61,403      62,599
                                            ----------  ----------  ----------
                                             3,832,312   3,928,692   3,872,182
                                            ----------  ----------  ----------
Expenses:
  General operating and administrative.....    148,380     164,642     135,605
  Professional services....................     32,077      30,984      22,995
  Management fees to related parties.......     37,974      37,293      36,930
  State and other taxes....................     25,779      14,650      41,596
  Depreciation and amortization............    459,249     478,198     481,226
                                            ----------  ----------  ----------
                                               703,459     725,767     718,352
                                            ----------  ----------  ----------
Income Before Minority Interests in Income
 of Consolidated Joint Ventures, Equity in
 Earnings of Unconsolidated Joint Ventures
 and Gain on Sale of Land and Building.....  3,128,853   3,202,925   3,153,830
Minority Interests in Income of
 Consolidated Joint Ventures...............    (69,877)    (70,116)    (70,038)
Equity in Earnings of Unconsolidated Joint
 Ventures..................................    236,103     118,211     118,384
Gain on Sale of Land and Building..........         --     213,685          --
                                            ----------  ----------  ----------
Net Income................................. $3,295,079  $3,464,705  $3,202,176
                                            ==========  ==========  ==========
Allocation of Net Income:
  General partners......................... $   32,951  $   33,356  $   32,021
  Limited partners.........................  3,262,128   3,431,349   3,170,155
                                            ----------  ----------  ----------
                                            $3,295,079  $3,464,705  $3,202,176
                                            ==========  ==========  ==========
Net Income Per Limited Partner Unit........ $     0.82  $     0.86  $     0.79
                                            ==========  ==========  ==========
Weighted Average Number of Limited Partner
 Units Outstanding.........................  4,000,000   4,000,000   4,000,000
                                            ==========  ==========  ==========


                See accompanying notes to financial statements.

                            CNL INCOME FUND XI, LTD.

                        (A Florida Limited Partnership)

                        STATEMENTS OF PARTNERS' CAPITAL

                  Years Ended December 31, 1997, 1996 and 1995

                              General Partners                       Limited Partners
                          ------------------------- ----------------------------------------------------
                                        Accumulated                              Accumulated Syndication
                          Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                          ------------- ----------- ------------- -------------  ----------- -----------  ------------
Balance, December 31,
 1994...................     $1,000      $ 76,904    $40,000,000  $ (7,975,039)  $ 7,613,478 $(4,790,000) $ 34,926,343
 Distributions to
  limited partners
  ($0.89 per limited
  partner unit).........         --            --             --    (3,540,023)           --          --    (3,540,023)
 Net income.............         --        32,021             --            --     3,170,155          --     3,202,176
                             ------      --------    -----------  ------------   ----------- -----------  ------------
Balance, December 31,
 1995...................      1,000       108,925     40,000,000   (11,515,062)   10,783,633  (4,790,000)   34,588,496
 Distributions to
  limited partners
  ($0.89 per limited
  partners unit)........         --            --             --    (3,540,024)           --          --    (3,540,024)
 Net income.............         --        33,356             --            --     3,431,349          --     3,464,705
                             ------      --------    -----------  ------------   ----------- -----------  ------------
Balance, December 31,
 1996...................      1,000       142,281     40,000,000   (15,055,086)   14,214,982  (4,790,000)   34,513,177
 Distributions to
  limited partners
  ($0.88 per limited
  partners unit)........         --            --             --    (3,500,024)           --        ----    (3,500,024)
 Net income.............         --        32,951             --            --     3,262,128          --     3,295,079
                             ------      --------    -----------  ------------   ----------- -----------  ------------
Balance, December 31,
 1997...................     $1,000      $175,232    $40,000,000  $(18,555,110)  $17,477,110 $(4,790,000) $34,30 8,232
                             ======      ========    ===========  ============   =========== ===========  ============


                See accompanying notes to financial statements.

                            CNL INCOME FUND XI, LTD.

                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1997         1996         1995
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash received from tenants.............  $ 3,585,979  $ 3,657,138  $ 3,693,039
 Distributions from unconsolidated
  joint ventures........................      250,497      148,375      141,377
 Cash paid for expenses.................     (237,312)    (251,408)    (233,423)
 Interest received......................       43,632       47,609       51,192
                                          -----------  -----------  -----------
   Net cash provided by operating
    activities..........................    3,642,796    3,601,714    3,652,185
                                          -----------  -----------  -----------
Cash Flows From Investing Activities:
 Proceeds from sale of land and
  building..............................           --    1,044,750           --
 Investment in joint venture............   (1,044,750)          --           --
 Decrease (increase) in restricted
  cash..................................    1,044,750   (1,044,750)          --
                                          -----------  -----------  -----------
   Net cash provided by investing
    activities..........................           --           --           --
                                          -----------  -----------  -----------
Cash Flows From Financing Activities:
 Distributions to limited partners......   (3,540,024)  (3,540,024)  (3,500,023)
 Distributions to holders of minority
  interests.............................      (56,246)     (58,718)     (54,227)
                                          -----------  -----------  -----------
   Net cash used in financing
    activities..........................   (3,596,270)  (3,598,742)  (3,554,250)
                                          -----------  -----------  -----------
Net Increase in Cash and Cash
 Equivalents............................       46,526        2,972       97,935
Cash and Cash Equivalents at Beginning
 of Year................................    1,225,860    1,222,888    1,124,953
                                          -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year...................................  $ 1,272,386  $ 1,225,860  $ 1,222,888
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income.............................  $ 3,295,079  $ 3,464,705  $ 3,202,176
                                          -----------  -----------  -----------
   Adjustments to reconcile net income to
    net cash provided by operating
    activities:
   Depreciation.........................      458,660      476,198      479,226
   Amortization.........................          589        2,000        2,000
   Gain on sale of land building........           --     (213,685)          --
   Minority interests in income of
    consolidated joint ventures.........       69,877       70,116       70,038
   Equity in earnings of unconsolidated
    joint ventures, net of
    distributions.......................       14,394       30,164       22,993
   Decrease (increase) in receivables...      (23,957)      25,855       58,262
   Decrease (increase) in prepaid
    expenses............................         (136)         151       (1,003)
   Decrease in net investment in direct
    financing leases....................       74,706       62,366       55,203
   Increase in accrued rental income....     (260,223)    (296,439)    (269,953)
   Increase (decrease) in accounts
    payable and accrued expenses........        2,143        4,280      (28,847)
   Increase (decrease) in due to related
    parties.............................        4,527       (4,386)       5,106
   Increase (decrease) in rents paid in
    advance and deposits................        7,137      (19,611)      56,984
                                          -----------  -----------  -----------
   Total adjustments....................      347,717      137,009      450,009
                                          -----------  -----------  -----------
Net Cash Provided by Operating
 Activities.............................  $ 3,642,796  $ 3,601,714  $ 3,652,185
                                          ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Financing Activities:
 Distributions declared and unpaid at
  December 31...........................  $   875,006  $   915,006  $   915,006
                                          ===========  ===========  ===========

                See accompanying notes to financial statements.

                            CNL INCOME FUND XI, LTD.
                        (A Florida Limited Partnership)

                         NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1997, 1996 and 1995

1. Significant Accounting Policies

   Organization and Nature of Business--CNL Income Fund XI, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

  Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to the fair value.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables and accrued rental income, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

                            CNL INCOME FUND XI, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


   Investment in Joint Ventures--The Partnership accounts for its 85 percent interest in Denver Joint Venture and its 77.33% interest in CNL/Airport Joint Venture using the consolidation method. Minority interests represent the minority joint venture partners' proportionate share of equity in the Partnership's consolidated joint ventures. All significant intercompany accounts and transactions have been eliminated.

   The Partnership's investments in Ashland Joint Venture and Des Moines Real Estate Joint Venture, and a property in Corpus Christi, Texas, for which the property is held as tenants-in-common, are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Organization Costs--Organization costs are amortized over five years using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases

   The Partnership leases its land and buildings to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases are classified as operating leases and some of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portions of the majority of these leases are operating leases. Substantially all leases are for 14 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to five successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

                            CNL INCOME FUND XI, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


3. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1997         1996
                                                       -----------  -----------
      Land............................................ $12,269,964  $12,269,964
      Buildings.......................................  13,746,182   13,746,182
                                                       -----------  -----------
                                                        26,016,146   26,016,146
      Less accumulated depreciation...................  (2,455,129)  (1,996,469)
                                                       -----------  -----------
                                                       $23,561,017  $24,019,677
                                                       ===========  ===========

   In November 1996, the Partnership sold its property in Philadelphia, Pennsylvania, for $1,050,000 and received net sales proceeds of $1,044,750, resulting in a gain of $213,685 for financial reporting purposes. This property was originally acquired by the Partnership in September 1992, and had a cost of approximately $877,900, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $166,900 in excess of its original purchase price.

   Some leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997, 1996 and 1995, the Partnership recognized $260,223, $296,439 and
$269,953, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1997:

      1998.......................................................... $ 2,584,403
      1999..........................................................   2,592,664
      2000..........................................................   2,592,664
      2001..........................................................   2,601,669
      2002..........................................................   2,650,408
      Thereafter....................................................  19,991,002
                                                                     -----------
                                                                     $33,012,810
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Net Investment in Direct Financing Leases

   The following lists the components of the net investment in direct financing leases at December 31:

                                                          1997         1996
                                                       -----------  -----------
      Minimum lease payments receivable............... $13,834,907  $14,744,153
      Estimated residual values.......................   2,144,114    2,144,114
      Less unearned income............................  (9,367,360) (10,201,900)
                                                       -----------  -----------
      Net investment in direct financing leases....... $ 6,611,661  $ 6,686,367
                                                       ===========  ===========

                            CNL INCOME FUND XI, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


   The following is a schedule of future minimum lease payments to be received on the direct financing leases at December 31, 1997:

      1998.......................................................... $   921,552
      1999..........................................................     921,552
      2000..........................................................     921,552
      2001..........................................................     921,552
      2002..........................................................     926,847
      Thereafter....................................................   9,221,852
                                                                     -----------
                                                                     $13,834,907
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

5. Investment in Joint Ventures

   The Partnership has a 62.16% and a 76.6% interest in the profits and losses of Ashland Joint Venture and Des Moines Real Estate Joint Venture, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

   In January 1997, the Partnership acquired a 72.5% interest in a Black-eyed Pea property in Corpus Christi, Texas, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures.

   Ashland Joint Venture, Des Moines Real Estate Joint Venture and the Partnership and affiliates, as tenants-in-common, each own and lease one property to an operator of national fast-food restaurants. The following presents the joint ventures' combined, condensed financial information at December 31:

                                                             1997       1996
                                                          ---------- ----------
Land and buildings on operating leases, less accumulated
 depreciation...........................................  $3,511,507 $2,152,524
Cash....................................................         621        722
Receivables.............................................      21,638         --
Prepaid expenses........................................       6,939      6,606
Accrued rental income...................................      99,429     59,917
Liabilities.............................................         466        343
Partners' capital.......................................   3,639,668  2,219,426
Revenues................................................     430,923    239,454
Net income..............................................     334,962    169,376


   The Partnership recognized income totalling $236,103, $118,211 and $118,384 for the years ended December 31, 1997, 1996 and 1995, respectively, from these joint ventures.

6. Restricted Cash

   As of December 31, 1996, the net sales proceeds of $1,044,750 from the sale of the property in Philadelphia, Pennsylvania, plus accrued interest of $3,072, were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional property. In January 1997 these proceeds were reinvested in a Black-eyed Pea property in Corpus Christi, Texas, as tenants-in-common with an affiliate of the general partners (see Note
5).

                            CNL INCOME FUND XI, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


7. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their invested capital contributions (the "Limited Partners' 10% Return").

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their Limited Partners' 10% Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During the years ended December 31, 1997, 1996 and 1995, the Partnership declared distributions to the limited partners of $3,500,024, $3,540,024 and $3,540,023, respectively. No distributions have been made to the general partners to date.


8. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                               1997        1996        1995
                                            ----------  ----------  ----------
Net income for financial reporting
 purposes.................................  $3,295,079  $3,464,705  $3,202,176
Depreciation for tax reporting purposes in
 excess of depreciation for financial
 reporting purposes.......................     (43,077)    (39,035)    (37,935)
Gain on sale of land and building for
 financial reporting purposes in excess of
 gain for tax reporting purposes..........          --    (213,685)         --
Direct financing leases recorded as
 operating leases for tax reporting
 purposes.................................      74,706      62,366      55,203
Equity in earnings of unconsolidated joint
 ventures for financial reporting purposes
 in excess of equity in earnings of
 unconsolidated joint ventures for tax
 reporting purposes.......................     (13,296)       (606)     (7,207)
Accrued rental income.....................    (260,223)   (296,439)   (269,953)
Rents paid in advance.....................      22,436     (19,611)     11,087
Minority interests in timing differences
 of consolidated joint ventures...........      14,430      15,933      17,613
Other.....................................     (14,746)     (8,114)     14,237
                                            ----------  ----------  ----------
Net income for federal income tax
 purposes.................................  $3,075,309  $2,965,514  $2,985,221
                                            ==========  ==========  ==========

                            CNL INCOME FUND XI, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


9. Related Party Transactions

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the parent company of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, served as president of CNL Fund Advisors, Inc. through October 1997. CNL Income Fund Advisors, Inc. was a wholly owned subsidiary of CNL Group, Inc. until its merger, effective January 1, 1996, with CNL Fund Advisors, Inc. During the years ended December 31, 1997, 1996 and 1995, CNL Income Fund Advisors, Inc. and CNL Fund Advisors, Inc. (hereinafter referred to collectively as the "Affiliates") each performed certain services for the Partnership as described below.

   During the years ended December 31, 1997, 1996 and 1995, certain Affiliates acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay Affiliates a management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures. The management fee, which will not exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of the Affiliates. The Partnership incurred management fees of $37,974, $37,293 and $36,930 for the years ended December 31, 1997, 1996 and
1995, respectively.

   Certain Affiliates are also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliates provide a substantial amount of services in connection with the sale. However, if the sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1997, 1996 and 1995, Affiliates provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $88,667, $95,845 and $69,156 for the years ended December 31, 1997, 1996 and 1995, respectively, for such services.

   The due to related parties at December 31, 1997 and 1996, totalled $6,648 and $2,121, respectively.

   During 1997, the Partnership and an affiliate of the general partners acquired a property as tenants-in-common for a purchase price of $1,441,057 (of which the Partnership contributed $1,044,750 or 72.50%) from CNL BB Corp., an affiliate of the general partners. CNL BB Corp. had purchased and temporarily held title to this property in order to facilitate the acquisition of the property by the Partnership and the affiliate. The purchase price paid by the Partnership and the affiliate represented the costs incurred by CNL BB Corp. to acquire and carry the property, including closing costs.

                            CNL INCOME FUND XI, LTD.
                        (A Limited Florida Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


10. Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of rental and earned income from the unconsolidated joint ventures and the property held as tenants-in-common with an affiliate of the general partners), for at lease one of the years ended December 31:

                                                      1997     1996     1995
                                                    -------- -------- --------
Flagstar Enterprises, Inc., Denny's, Inc. and
 Quincy's Restaurants, Inc......................... $780,502 $774,347 $785,556
Foodmaker, Inc.....................................  768,032  768,032  768,032
Burger King Corporation and BK Acquisition, Inc....  733,620  712,334  712,334
Golden Corral Corporation..........................  538,871  538,355  529,854
DenAmerica Corporation.............................  489,623  381,129       --

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from the unconsolidated joint ventures and the property held as tenants-in-common with an affiliate of the general partners), for the years ended December 31:

                                                  1997       1996       1995
                                               ---------- ---------- ----------
Burger King................................... $1,198,027 $1,271,606 $1,237,483
Jack in the Box...............................    768,032    768,032    768,032
Denny's.......................................    854,141    747,341    821,011
Golden Corral Family Steakhouse Restaurants...    538,871    538,355    529,854

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

11. Commitment

   During 1996, the Partnership entered into an agreement with an unrelated third party to sell the Burger King property in Nashua, New Hampshire. The general partners believe that the anticipated sales price will exceed the Partnership's cost attributable to the property; however, as of January 16, 1998, the sale had not occurred.

                           CNL INCOME FUND XII, LTD.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          -----
Condensed Balance Sheets as of September 30, 1998 and December 31,
1997....................................................................  F-297
Condensed Statements of Income for the Quarters and Nine Months Ended
September 30, 1998 and 1997.............................................  F-298
Condensed Statements of Partner's Capital for the Nine Months Ended
September 30, 1998 and for the Year Ended December 31, 1997.............  F-299
Condensed Statements of Cash Flows for the Nine Months Ended
September 30, 1998 and 1997.............................................  F-300
Notes to Condensed Financial Statements for the Quarters and Nine Months
Ended September 30, 1998 and 1997.......................................  F-301
Report of Independent Accountants.......................................  F-303
Balance Sheets as of December 31, 1997 and 1996.........................  F-304
Statements of Income for the Years Ended December 31, 1997, 1996 and
1995....................................................................  F-305
Statements of Partner's Capital for the Years Ended December 31, 1997,
1996 and 1995...........................................................  F-306
Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
1995....................................................................  F-307
Notes to Financial Statements for the Years Ended December 31, 1997,
1996 and 1995...........................................................  F-308

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                        September  December 31,
                                                        30, 1998       1997
                                                       ----------- ------------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $1,711,620 and
 $1,460,887........................................... $21,589,219 $ 20,820,279
Net investment in direct financing leases.............  12,503,960   13,656,265
Investment in joint ventures..........................   2,532,807    2,517,421
Cash and cash equivalents.............................   1,785,128    1,706,415
Receivables, less allowance for doubtful accounts
 of $225,482 and $7,482...............................         346      202,472
Prepaid expenses......................................      12,177        7,216
Lease costs, less accumulated amortization
 of $2,759 and $1,307.................................      26,794       24,746
Accrued rental income, less allowance for doubtful
 accounts
 of $5,182 in 1998....................................   2,475,477    2,496,176
                                                       ----------- ------------
                                                       $40,925,908 $ 41,430,990
                                                       =========== ============
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $     8,312 $     10,558
Accrued and escrowed real estate taxes payable........      50,296        3,244
Distributions payable.................................     956,252      956,252
Due to related parties................................       6,222        6,887
Rents paid in advance and deposits....................      34,800       36,737
                                                       ----------- ------------
  Total liabilities...................................   1,055,882    1,013,678
                                                       ----------- ------------
Partners' capital.....................................  39,870,026   40,417,312
                                                       ----------- ------------
                                                       $40,925,908 $ 41,430,990
                                                       =========== ============


                See accompanying notes to financial statements.

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                        Quarter Ended      Nine Months Ended
                                        September 30,        September 30,
                                     ------------------- ----------------------
                                       1998      1997       1998        1997
                                     --------- --------- ----------  ----------
Revenues:
  Rental income from operating
   leases........................... $ 592,290 $ 621,234 $1,877,428  $1,829,206
  Adjustments to accrued rental
   income...........................       --        --    (224,867)        --
  Earned income from direct
   financing leases.................   371,635   409,932  1,170,186   1,231,855
  Contingent rental income..........     6,038    11,036     19,755      36,999
  Interest and other income.........     7,031    18,420     51,713      59,394
                                     --------- --------- ----------  ----------
                                       976,994 1,060,622  2,894,215   3,157,454
                                     --------- --------- ----------  ----------
Expenses:
  General operating and
   administrative...................    46,999    38,390    113,005     119,166
  Professional services.............     6,630     6,837     19,616      18,999
  Bad debt expense..................   104,323       --     188,990         --
  Management fees to related
   parties..........................    10,320    10,041     31,871      30,005
  Real estate taxes.................    33,877       542     35,029       1,952
  State and other taxes.............       --        --      17,653      18,496
  Depreciation and amortization.....    92,113    80,459    252,185     240,010
                                     --------- --------- ----------  ----------
                                       294,262   136,269    658,349     428,628
                                     --------- --------- ----------  ----------
Income Before Equity in Earnings of
 Joint Ventures.....................   682,732   924,353  2,235,866   2,728,826
Equity in Earnings of Joint
 Ventures...........................    63,712    71,230     85,604     212,586
                                     --------- --------- ----------  ----------
Net Income.......................... $ 746,444 $ 995,583 $2,321,470  $2,941,412
                                     ========= ========= ==========  ==========
Allocation of Net Income:
  General partners.................. $   7,465 $   9,956 $   23,215  $   29,414
  Limited partners..................   738,979   985,627  2,298,255   2,911,998
                                     --------- --------- ----------  ----------
                                     $ 746,444 $ 995,583 $2,321,470  $2,941,412
                                     ========= ========= ==========  ==========
Net Income Per Limited Partner
 Unit............................... $    0.16 $    0.22 $     0.51  $     0.65
                                     ========= ========= ==========  ==========
Weighted Average Number of Limited
 Partner Units Outstanding.......... 4,500,000 4,500,000  4,500,000   4,500,000
                                     ========= ========= ==========  ==========

                See accompanying notes to financial statements.

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                 Nine Months Ended  Year Ended
                                                   September 30,   December 31,
                                                       1998            1997
                                                 ----------------- ------------
General partners:
  Beginning balance.............................    $   192,411    $   152,889
  Net income....................................         23,215         39,522
                                                    -----------    -----------
                                                        215,626        192,411
                                                    -----------    -----------
Limited partners:
  Beginning balance.............................     40,224,901     40,137,217
  Net income....................................      2,298,255      3,912,692
  Distributions ($0.64 and $0.85 per limited
   partner
   unit, respectively)..........................     (2,868,756)    (3,825,008)
                                                    -----------    -----------
                                                     39,654,400     40,224,901
                                                    -----------    -----------
    Total partners' capital.....................    $39,870,026    $40,417,312
                                                    ===========    ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                         Nine Months Ended
                                                           September 30,
                                                       -----------------------
                                                          1998         1997
                                                       -----------  ----------
Increase (Decrease) in Cash and Cash Equivalents:
  Net Cash Provided by Operating Activities........... $ 3,066,225  $2,955,295
  Cash Flows from Investing Activities:
    Additions to land and buildings on operating
     leases...........................................         --      (55,000)
    Investment in joint ventures......................    (115,256)        --
    Collections on loan to tenant of joint Venture....         --        4,886
    Payment of lease costs............................      (3,500)    (24,052)
                                                       -----------  ----------
      Net cash used in investing activities...........    (118,756)    (74,166)
                                                       -----------  ----------
  Cash Flows from Financing Activities:
    Distributions to limited partners.................  (2,868,756) (2,868,756)
                                                       -----------  ----------
      Net cash used in financing Activities...........  (2,868,456) (2,868,756)
                                                       -----------  ----------
Net Increase in Cash and Cash Equivalents.............      78,713      12,373
Cash and Cash Equivalents at Beginning of Period......   1,706,415   1,800,601
                                                       -----------  ----------
Cash and Cash Equivalents at End of Period............ $ 1,785,128  $1,812,974
                                                       -----------  ----------
Supplemental Schedule of Non-Cash Investing
 and Financing Activities:
  Net investment in direct financing leases
   reclassified to land and buildings on operating
   leases as a result of lease termination............ $ 1,019,673  $      --
                                                       -----------  ----------
  Distributions declared and unpaid at end of Period.. $   956,252  $  956,252
                                                       ===========  ==========


                See accompanying notes to financial statements.

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

           Quarters and Nine months Ended September 30, 1998 and 1997

1. Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund XII, Ltd. (the "Partnership") for the year ended December 31, 1997.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

2. Net Investment in Direct Financing Leases

   During the nine months ended September 30, 1998, three of the Partnership's leases with Long John Silver's, Inc. were rejected in connection with the tenant filing for bankruptcy. As a result, the Partnership reclassified these assets from net investment in direct financing leases to land and buildings on operating leases. In accordance with Statement of Financial Accounting Standards #13, "Accounting for Leases," the Partnership recorded the reclassified assets at the lower of original cost, present fair value, or present carrying amount. No loss on termination of direct financing leases was recorded for financial reporting purposes.

3. Investment in Joint Ventures

   In August 1998, the Partnership entered into a joint venture arrangement, Columbus Joint Venture, with affiliates of the general partners, to construct and hold one restaurant property. As of September 30, 1998, the Partnership had contributed $115,256, to purchase land and pay construction costs relating to the joint venture. The Partnership has agreed to contribute approximately $156,763 in additional construction costs to the joint venture. The Partnership will have an approximate 28 percent interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with affiliates.

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

   Des Moines Real Estate Joint Venture, Williston Real Estate Joint Venture, Kingsville Real Estate Joint Venture, Middleburg Joint Venture and Columbus Joint Venture, each own and lease one property to an operator of national fast-food and family-style restaurants. The following presents the combined, condensed financial information for the joint ventures at:

                                                    September 30, December 31,
                                                        1998          1997
                                                    ------------- ------------
   Land and buildings on operating leases, less
    accumulated depreciation and allowance for
    loss on land..................................   $2,127,389    $1,768,636
   Net investment in direct financing leases, less
    allowance on impairment.......................    2,227,673     2,446,688
   Cash...........................................       10,846         6,893
   Receivables....................................       21,639        13,843
   Accrued rental income..........................      156,934       157,252
   Other assets...................................          284           443
   Liabilities....................................       94,941         7,673
   Partners' capital..............................    4,449,824     4,386,082
   Revenues.......................................      287,596       481,085
   Net income (loss)..............................      (57,592)      446,047

   The Partnership recognized income totaling $85,604 and $212,586 for the nine months ended September 30, 1998 and 1997, respectively, from these properties, $63,712 and $71,230 of which was earned for the quarters ended September 30, 1998 and 1997, respectively.

                       Report of Independent Accountants

To the Partners
CNL Income Fund XII, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund XII, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund XII, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
January 23, 1998

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                                 BALANCE SHEETS

                                                            December 31,
                                                       -----------------------
                                                          1997        1996
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation............................. $20,820,279 $21,082,468
Net investment in direct financing leases.............  13,656,265  13,789,036
Investment in joint ventures..........................   2,517,421   2,496,749
Cash and cash equivalents.............................   1,706,415   1,800,601
Receivables, less allowance for doubtful accounts of
 $7,482 and $23,395...................................     202,472     202,908
Prepaid expenses......................................       7,216       6,786
Organization costs, less accumulated amortization of
 $10,000 and $8,465...................................         --        1,535
Lease costs, less accumulated amortization of $1,307
 in 1997..............................................      24,746         --
Accrued rental income.................................   2,496,176   1,963,055
                                                       ----------- -----------
                                                       $41,430,990 $41,343,138
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $    10,558 $     9,303
Accrued and escrowed real estate taxes payable........       3,244      14,706
Distributions payable.................................     956,252     956,252
Due to related parties................................       6,887       2,981
Rents paid in advance.................................      36,737      69,790
                                                       ----------- -----------
  Total liabilities...................................   1,013,678   1,053,032
Partners' capital.....................................  40,417,312  40,290,106
                                                       ----------- -----------
                                                       $41,430,990 $41,343,138
                                                       =========== ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                 Year Ended December 31,
                                             ---------------------------------
                                                1997       1996        1995
                                             ---------- ----------  ----------
Revenues:
  Rental income from operating leases....... $2,455,312 $2,473,574  $2,599,899
  Earned income from direct financing
   leases...................................  1,647,530  1,692,066   1,730,201
  Contingent rental income..................     54,330     67,652      70,819
  Interest and other income.................     87,719    119,267      88,070
                                             ---------- ----------  ----------
                                              4,244,891  4,352,559   4,488,989
                                             ---------- ----------  ----------
Expenses:
  General operating and administrative......    162,593    173,614     141,271
  Professional services.....................     28,665     39,121      27,680
  Management fees to related parties........     40,218     40,244      40,774
  Real estate taxes.........................        --       7,891         --
  State and other taxes.....................     18,496     18,471      18,679
  Depreciation and amortization.............    320,030    315,319     327,795
                                             ---------- ----------  ----------
                                                570,002    594,660     556,199
                                             ---------- ----------  ----------
Income Before Equity in Earnings of Joint
 Ventures and Loss on Sale of Land and
 Building...................................  3,674,889  3,757,899   3,932,790
Equity in Earnings of Joint Ventures........    277,325    200,499      81,582
Loss on Sale of Land and Building...........        --    (15,3550)        --
                                             ---------- ----------  ----------
Net Income.................................. $3,952,214 $3,943,043  $4,014,372
                                             ========== ==========  ==========
Allocation of Net Income:
  General partners.......................... $   39,522 $   39,533  $   40,144
  Limited partners..........................  3,912,692  3,903,510   3,974,228
                                             ---------- ----------  ----------
                                             $3,952,214 $3,943,043  $4,014,372
                                             ========== ==========  ==========
Net Income Per Limited Partner Unit......... $     0.87 $     0.87  $     0.88
                                             ========== ==========  ==========
Weighted Average Number of Limited Partner
 Units Outstanding..........................  4,500,000  4,500,000   4,500,000
                                             ========== ==========  ==========

                See accompanying notes to financial statements.

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                        STATEMENTS OF PARTNERS' CAPITAL

                  Years Ended December 31, 1997, 1996 and 1995

                              Limited Partners                       General Partners
                          ------------------------- ----------------------------------------------------
                                        Accumulated                              Accumulated Syndication
                          Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                          ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1994...................     $1,000      $ 72,212    $45,000,000  $ (6,820,012)  $ 7,149,050 $(5,374,544) $40,027,706
Distributions to limited
 partners ($0.86 per
 limited partner unit)..        --            --             --     (3,870,007)          --          --    (3,870,007)
Net income..............        --         40,144            --            --      3,974,228         --     4,014,372
                             ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1995...................      1,000       112,356     45,000,000   (10,690,019)   11,123,278  (5,374,544)  40,172,071
Distributions to limited
 partners ($0.85 per
 limited partner unit)..        --            --             --     (3,825,008)          --          --    (3,825,008)
Net income..............        --         39,533            --            --      3,903,510         --     3,943,043
                             ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................      1,000       151,889     45,000,000   (14,515,027)   15,026,788  (5,374,544)  40,290,106
Distributions to limited
 partners ($0.85 per
 limited partner unit)..        --            --             --     (3,825,008)          --          --    (3,825,008)
Net income..............        --         39,522            --            --      3,912,692         --     3,952,214
                             ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................     $1,000      $191,411    $45,000,000  $(18,340,035)  $18,939,480 $(5,374,544) $40,417,312
                             ======      ========    ===========  ============   =========== ===========  ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOWS

                                                 Year Ended December 31,
                                             ----------------------------------
                                                1997        1996        1995
                                             ----------  ----------  ----------
Increase (Decrease) in Cash and
 Cash Equivalents:
  Cash Flows From Operating Activities:
  Cash received from tenants...............  $3,736,731  $3,951,047  $3,878,623
  Distributions from joint ventures........     256,653     190,596      80,633
  Cash paid for expenses...................    (252,145)   (278,240)   (224,091)
  Interest received........................      65,749      88,286      84,197
                                             ----------  ----------  ----------
    Net cash provided by Operating
     activities............................   3,806,988   3,951,689   3,819,362
                                             ----------  ----------  ----------
Cash Flows From Investing Activities:
  Proceeds from sale of land and building..         --    1,640,000         --
  Additions to land and buildings on
   operating leases........................     (55,000)        --          --
  Investment in joint ventures.............         --   (1,645,024)        --
  Collections on loan to tenant of joint
   venture.................................       4,886       7,741       7,008
  Payment of lease costs...................     (26,052)        --          --
                                             ----------  ----------  ----------
    Net cash provided by (used in)
     investing activities..................     (76,166)      2,717       7,008
                                             ----------  ----------  ----------
Cash Flows From Financing Activities:
  Distributions to limited partners........  (3,825,008) (3,870,008) (3,825,007)
                                             ----------  ----------  ----------
    Net cash used in financing activities..  (3,825,008) (3,870,008) (3,825,007)
                                             ----------  ----------  ----------
Net Increase (Decrease) in Cash and Cash
 Equivalents...............................     (94,186)     84,398       1,363
Cash and Cash Equivalents at Beginning of
 Year......................................   1,800,601   1,716,203   1,714,840
                                             ----------  ----------  ----------
Cash and Cash Equivalents at End of Year...  $1,706,415  $1,800,601  $1,716,203
                                             ==========  ==========  ==========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
  Net income...............................  $3,952,214  $3,943,043  $4,014,372
                                             ----------  ----------  ----------
  Adjustments to reconcile net income to
   net cash provided by operating
   activities:
  Depreciation.............................     317,189     313,319     325,795
  Amortization.............................       2,841       2,000       2,000
  Equity in earnings of joint ventures, net
   of distributions........................     (20,672)     (9,903)       (949)
  Loss on sale of land and building........         --       15,355         --
  Decrease (increase) in receivables.......      (4,450)     48,671     (24,836)
  Decrease in net investment in direct
   financing leases........................     132,771     121,597     111,675
  Increase in prepaid expenses.............        (430)     (4,862)     (1,924)
  Increase in accrued rental income........    (533,121)   (518,502)   (519,365)
  Increase (decrease) in accounts payable
   and accrued expenses....................     (10,207)      8,745      (9,623)
  Increase (decrease) in due to related
   parties.................................       3,906      (4,269)      7,055
  Increase (decrease) in rents paid in
   advance.................................     (33,053)     36,495     (84,838)
                                             ----------  ----------  ----------
    Total adjustments......................    (145,226)      8,646    (195,010)
                                             ----------  ----------  ----------
Net Cash Provided by Operating Activities..  $3,806,988  $3,951,689  $3,819,362
                                             ==========  ==========  ==========
Supplemental Schedule of Non-Cash Financing
 Activities:
Distributions declared and unpaid at
 December 31...............................  $  956,252  $  956,252  $1,001,252
                                             ==========  ==========  ==========

                See accompanying notes to financial statements.

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                         NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1997, 1996 and 1995

1. Significant Accounting Policies

   Organization and Nature of Business--CNL Income Fund XII, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators or franchisees of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair values.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

   Investment in Joint Ventures--The Partnership's investments in Des Moines Real Estate Joint Venture, Williston Real Estate Joint Venture, Kingsville Real Estate Joint Venture and Middleburg Joint Venture are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Organization Costs--Organization costs are amortized over five years using the straight-line method.

   Lease Costs--Brokerage fees associated with negotiating a new lease are amortized over the term of the new lease using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases

   The Partnership leases its land and buildings to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases have been classified as operating leases and some of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portions of the majority of the leases are operating leases. Substantially all leases are for 14 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to four successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

3. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1997         1996
                                                       -----------  -----------
   Land............................................... $12,837,754  $12,837,754
   Buildings..........................................   9,443,412    9,388,412
                                                       -----------  -----------
                                                        22,281,166   22,226,166
   Less accumulated depreciation......................  (1,460,887)  (1,143,698)
                                                       -----------  -----------
                                                       $20,820,279  $21,082,468
                                                       ===========  ===========

   In April 1996, the Partnership sold its property in Houston, Texas, to an unrelated third party for $1,640,000. As a result of this transaction, the Partnership recognized a loss of $15,355 for financial reporting purposes primarily due to acquisition fees and miscellaneous acquisition expenses that the Partnership had allocated to this property.

   In March 1997, the Partnership entered into a new lease for the property in Tempe, Arizona. In connection therewith, the Partnership incurred $55,000 in renovation costs during the year ended December 31, 1997. The renovations were completed in May 1997.

   Some leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997, 1996 and 1995, the Partnership recognized $533,121, $518,502 and
$519,365, respectively, of such rental income.

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1997:

   1998............................................................. $ 2,230,885
   1999.............................................................   2,281,192
   2000.............................................................   2,283,628
   2001.............................................................   2,293,570
   2002.............................................................   2,313,592
   Thereafter.......................................................  25,464,039
                                                                     -----------
                                                                     $36,866,906
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Net Investment in Direct Financing Leases

   The following lists the components of the net investment in direct financing leases at December 31:

                                                          1997         1996
                                                       -----------  -----------
   Minimum lease payments receivable.................. $28,413,665  $30,188,147
   Estimated residual Values..........................   4,190,941    4,190,941
   Less unearned income............................... (18,948,341) (20,590,052)
                                                       -----------  -----------
   Net investment in direct financing leases.......... $13,656,265  $13,789,036
                                                       ===========  ===========

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1997:

   1998............................................................. $ 1,810,632
   1999.............................................................   1,818,830
   2000.............................................................   1,818,830
   2001.............................................................   1,818,830
   2002.............................................................   1,818,830
   Thereafter.......................................................  19,327,713
                                                                     -----------
                                                                     $28,413,665
                                                                     ===========

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

   During the year ended December 31, 1996, one of the Partnership's leases was terminated. As a result of the lease termination, the Partnership reclassified this lease from a direct financing lease to an operating lease, whereby the property was recorded at its net carrying value of $742,358. Due to the fact that the net carrying value was less than the cost of the property, no loss was recorded for financial reporting purposes.

5. Investment in Joint Ventures

   The Partnership has a 59 percent, an 18.61% and a 31.13% interest in the profits and losses of Williston Real Estate Joint Venture, Des Moines Real Estate Joint Venture and Kingsville Real Estate Joint Venture, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

   In May 1996, the Partnership entered into a joint venture arrangement, Middleburg Joint Venture, with an affiliate of the Partnership which has the same general partners to hold one restaurant property. As of December 31, 1996, the Partnership and its co-venture partner had contributed $1,645,024 and $234,059, respectively, to the joint venture to acquire the restaurant property. As of December 31, 1996, the Partnership and its co-venture partner owned an 87.54% and a 12.46% interest, respectively, in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with the affiliate.

   Williston Real Estate Joint Venture, Des Moines Real Estate Joint Venture, Kingsville Real Estate Joint Venture and Middleburg Joint Venture each own and lease one property to an operator of national fast-food or family-style restaurants. The following presents the joint ventures' combined, condensed financial information at December 31:

                                                             1997       1996
                                                          ---------- ----------
   Land and building on operating leases,
    less accumulated depreciation........................ $1,768,636 $1,795,026
   Net investment in direct financing leases.............  2,446,688  2,466,050
   Cash..................................................      6,893        668
   Receivables...........................................     13,843        --
   Accrued rental income.................................    157,252    102,435
   Other assets..........................................        443        358
   Liabilities...........................................      7,673        673
   Partners' capital.....................................  4,386,082  4,363,864
   Revenues..............................................    481,085    405,615
   Net income............................................    446,047    372,158

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

   The Partnership recognized income totalling $277,325, $200,499 and $81,582 for the years ended December 31, 1997, 1996 and 1995, respectively, from these joint ventures.

6. Receivables

   During 1993, the Partnership loaned $208,855 to the tenant of the property owned by Kingsville Real Estate Joint Venture in connection with the purchase of equipment for the restaurant property. The loan, which bears interest at a rate of ten percent, is payable over 84 months and is collateralized by the restaurant equipment. Receivables at December 31, 1997 and 1996, include $188,642 and $186,040, respectively, relating to this loan including accrued interest of $7,488 at December 31, 1997.

7. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their invested capital contributions (the "Limited Partners' 10% Return").

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their Limited Partners' 10% Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During each of the years ended December 31, 1997 and 1996, the Partnership declared distributions to the limited partners of $3,825,008, and during the year ended December 31, 1995, the Partnership declared distributions to the limited partners of $3,870,007, respectively. No distributions have been made to the general partners to date.

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

8. Income Taxes

  The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1997        1996        1995
                                             ----------  ----------  ----------
   Net income for financial reporting
    purposes...............................  $3,952,214  $3,943,043  $4,014,372
   Depreciation for tax reporting purposes
    in excess of depreciation for financial
    reporting purposes.....................    (249,366)   (259,752)   (264,905)
   Direct financing leases recorded as
    operating
    leases for tax reporting purposes......     132,771     121,597     111,675
   Loss on sale of land and building for
    tax reporting
    purposes in excess of loss for
    financial reporting purposes...........         --      (26,151)        --
   Equity in earnings of joint ventures for
    tax reporting
    purposes less than equity in earnings
    of joint ventures
    for financial reporting purposes.......     (51,481)    (46,345)    (15,685)
   Allowance for doubtful accounts.........     (15,913)    (16,396)     20,792
   Accrued rental income...................    (533,121)   (518,502)   (519,365)
   Rents paid in advance...................     (39,303)     36,495     (84,838)
                                             ----------  ----------  ----------
   Net income for federal income tax
    purposes...............................  $3,195,801  $3,233,989  $3,262,046
                                             ==========  ==========  ==========

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

9. Related Party Transactions

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc. the parent company of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, served as president of CNL Fund Advisors, Inc. through October 1997. CNL Income Fund Advisors, Inc. was a wholly owned subsidiary of CNL Group, Inc. until its merger, effective January 1, 1996, with CNL Fund Advisors, Inc. During the years ended December 31, 1997, 1996 and 1995, CNL Income Fund Advisors, Inc. and CNL Fund Advisors, Inc. (hereinafter referred to collectively as the "Affiliates") each performed certain services for the Partnership, as described below.

   During the years ended December 31, 1997, 1996 and 1995, certain Affiliates acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay Affiliates a management fee of one percent of the sum of gross revenues from properties owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures. The management fee, which will not exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of the Affiliates. The Partnership incurred management fees of $40,218, $40,244 and $40,774 for the years ended December 31, 1997, 1996 and
1995, respectively.

   Certain Affiliates are also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliates provide a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1997, 1996 and 1995, Affiliates provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $92,866, $97,722 and $68,337 for the years ended December 31, 1997, 1996 and 1995, respectively, for such services.

   The due to related parties at December 31, 1997 and 1996, totalled $6,887 and $2,981, respectively.

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

10. Concentration of Credit Risk

   The following schedule presents rental and earned income from individual lessees, or affiliated groups of lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of rental and earned income from joint ventures) for at least one of the years ended December 31:


                                                  1997       1996       1995
                                               ---------- ---------- ----------
   Flagstar Enter-prises, Inc.,
    Denny's, Inc. and Quincy's Restaurants,
    Inc....................................... $1,216,908 $1,224,953 $1,234,649
   Foodmaker, Inc.............................  1,024,667  1,024,667  1,024,668
   Long John Silver's, Inc....................    647,829    649,992    654,384

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of rental and earned income from joint ventures) for at least one of the years ended December 31:

                                                   1997       1996       1995
                                                ---------- ---------- ----------
   Jack in the Box............................. $1,024,667 $1,024,667 $1,024,668
   Denny's.....................................    807,547    818,672    823,411
   Hardee's....................................    787,260    791,998    798,357
   Long John Silver's..........................    713,522    715,685    720,077

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any of these lessees or restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

                           CNL INCOME FUND XIII, LTD.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           -----
Condensed Balance Sheets as of September 30, 1998 and December 31, 1997..  F-318
Condensed Statements of Income for the Quarters and Nine Months Ended
 September 30, 1998 and 1997.............................................  F-319
Condensed Statements of Partner's Capital for the Nine Months Ended
 September 30, 1998 and for the Year Ended December 31, 1997.............  F-320
Condensed Statements of Cash Flows for the Nine Months Ended September
 30, 1998 and 1997.......................................................  F-321
Notes to Condensed Financial Statements for the Quarters and Nine Months
 Ended September 30, 1998 and 1997.......................................  F-322
Report of Independent Accountants........................................  F-323
Balance Sheets as of December 31, 1997 and 1996..........................  F-324
Statements of Income for the Years Ended December 31, 1997, 1996 and
 1995....................................................................  F-325
Statements of Partner's Capital for the Years Ended December 31, 1997,
 1996 and 1995...........................................................  F-326
Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 1995....................................................................  F-327
Notes to Financial Statements for the Years Ended December 31, 1997, 1996
 and 1995................................................................  F-329

                           CNL INCOME FUND XIII, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                         September   December
                                                         30, 1998    31, 1997
                                                        ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $2,008,739 and
 $1,697,320............................................ $23,965,359 $22,788,618
Net investment in direct financing leases..............   6,359,594   7,910,470
Investment in joint ventures...........................   2,453,391   2,457,810
Cash and cash equivalents..............................     817,721     907,980
Receivables, less allowance for doubtful accounts of
 $25,192 in 1998.......................................      19,822      23,946
Prepaid expenses.......................................      12,251      10,368
Organization costs, less accumulated amortization of
 $10,000 and $9,422....................................         --          578
Accrued rental income..................................   1,364,156   1,423,820
                                                        ----------- -----------
                                                        $34,992,294 $35,523,590
                                                        =========== ===========
           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................... $     7,516 $     7,671
Accrued real estate taxes payable......................      45,195         --
Distributions payable..................................     850,002     850,002
Due to related parties.................................       5,483       6,791
Rents paid in advance..................................       5,571       5,570
                                                        ----------- -----------
    Total liabilities..................................     913,767     870,034
Partners' capital......................................  34,078,527  34,653,556
                                                        ----------- -----------
                                                        $34,992,294 $35,523,590
                                                        =========== ===========



                See accompanying notes to financial statements.

                           CNL INCOME FUND XIII, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                     Quarter Ended       Nine Months Ended
                                     September 30,         September 30,
                                  -------------------  ----------------------
                                    1998      1997        1998        1997
                                  --------- ---------  ----------  ----------
Revenues:
  Rental income from operating
   leases........................ $ 583,183 $ 645,571  $1,815,609  $1,855,547
  Adjustments to accrued rental
   income........................     3,713       --     (307,405)        --
  Earned income from direct
   financing leases..............   174,129   179,015     589,349     656,665
  Contingent rental income.......    72,309    89,378     213,317     195,164
  Interest and other income......     8,081    17,913      41,267      39,198
                                  --------- ---------  ----------  ----------
                                    841,415   931,877   2,352,137   2,746,574
                                  --------- ---------  ----------  ----------
Expenses:
  General operating and
   Administrative................    44,235    35,046     114,819     116,069
  Professional services..........     5,089     4,520      19,724      16,533
  Bad debt expense...............       --    123,862         --      123,862
  Management fees to related
   parties.......................     8,472     8,340      26,246      25,596
  Real estate taxes..............    67,472       --       70,360         --
  State and other taxes..........       --        --       16,184      18,301
  Depreciation and amortization..   115,760    98,418     312,173     295,683
                                  --------- ---------  ----------  ----------
                                    241,028   270,186     559,506     596,044
                                  --------- ---------  ----------  ----------
Income Before Equity in Earnings
 of Joint Ventures and Provision
 for Loss on Land and Net
 Investment in Direct Financing
 Lease...........................   600,387   661,691   1,792,631   2,150,530
Equity in Earnings of Joint
 Ventures........................    60,864    39,217     182,346     109,720
Provision for Loss on Land and
 Net Investment in Direct
 Financing Lease.................       --     (7,336)        --      (48,538)
                                  --------- ---------  ----------  ----------
Net Income....................... $ 661,251 $ 693,572  $1,974,977  $2,211,712
                                  ========= =========  ==========  ==========
Allocation of Net Income:
  General partners............... $   6,613 $   6,977  $   19,750  $   22,443
  Limited partners...............   654,638   686,595   1,955,227   2,189,269
                                  --------- ---------  ----------  ----------
                                  $ 661,251 $ 693,572  $1,974,977  $2,211,712
                                  ========= =========  ==========  ==========
Net Income Per Limited Partner
 Unit............................ $    0.16 $    0.17  $    0 .49  $     0.55
                                  ========= =========  ==========  ==========
Weighted Average Number of
 Limited Partner Units
 Outstanding..................... 4,000,000 4,000,000   4,000,000   4,000,000
                                  ========= =========  ==========  ==========

                See accompanying notes to financial statements.

                           CNL INCOME FUND XIII, LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                      Nine Months
                                                         Ended     Year Ended
                                                       September    December
                                                       30, 1998     31, 1997
                                                      -----------  -----------
General partners:
  Beginning balance.................................. $   137,207  $   106,517
  Net income.........................................      19,750       30,690
                                                      -----------  -----------
                                                          156,957      137,207
                                                      -----------  -----------
Limited partners:
  Beginning balance..................................  34,516,349   34,911,420
  Net income.........................................   1,955,227    3,004,937
  Distributions ($0.64 and $0.85 per limited partner
   unit, respectively)...............................  (2,550,006)  (3,400,008)
                                                      -----------  -----------
                                                       33,921,570   34,516,349
                                                      -----------  -----------
Total partners' capital.............................. $34,078,527  $34,653,556
                                                      ===========  ===========




                See accompanying notes to financial statements.

                           CNL INCOME FUND XIII, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                         Nine Months Ended
                                                           September 30,
                                                       ----------------------
                                                          1998        1997
                                                       ----------  ----------
Increase (Decrease) in Cash and Cash Equivalents:
  Net Cash Provided by Operating Activities........... $2,459,747  $2,511,698
                                                       ----------  ----------
  Cash Flows from Investing Activities:
    Investment in joint ventures......................        --     (550,000)
    Decrease in restricted cash.......................        --      550,000
    Loan to tenant....................................        --     (196,980)
                                                       ----------  ----------
      Net cash used in investing activities...........        --     (196,980)
                                                       ----------  ----------
  Cash Flows from Financing Activities:
    Distributions to limited partners................. (2,550,006) (2,550,006)
                                                       ----------  ----------
      Net cash used in financing
       activities..................................... (2,550,006) (2,550,006)
                                                       ----------  ----------
Net Decrease in Cash and Cash Equivalents.............    (90,259)   (235,288)
Cash and Cash Equivalents at Beginning of Period......    907,980   1,103,568
                                                       ----------  ----------
Cash and Cash Equivalents at End of
 Period............................................... $  817,721  $  868,280
                                                       ==========  ==========
Supplemental Schedule of Non-Cash Investing and
 Financing Activities
  Net investment in direct financing leases
   reclassified to land and buildings on
   operating leases as a result of lease
   termination........................................ $1,488,160  $      --
                                                       ==========  ==========
  Distributions declared and unpaid at end of
   period............................................. $  850,002  $  850,002
                                                       ==========  ==========



                See accompanying notes to financial statements.

                           CNL INCOME FUND XIII, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

           Quarters and Nine Months Ended September 30, 1998 and 1997

1. Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter and nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund XIII, Ltd. (the "Partnership") for the year ended December 31, 1997.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

2. Net Investment in Direct Financing Leases

   During the nine months ended September 30, 1998, three of the Partnership's leases with Long John Silver's, Inc. were rejected in connection with the tenant filing for bankruptcy. As a result, the Partnership reclassified these assets from net investment in direct financing leases to land and buildings on operating leases. In accordance with Statement of Financial Accounting Standards #13, "Accounting for Leases," the Partnership recorded the reclassified assets at the lower of original cost, present fair value, or present carrying value. No loss on termination of direct financing leases was recorded for financial reporting purposes.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners
CNL Income Fund XIII, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund XIII, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund XIII, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
January 21, 1998

                           CNL INCOME FUND XIII, LTD.
                        (A Florida Limited Partnership)

                                 BALANCE SHEETS

                                                            December 31,
                                                       -----------------------
                                                          1997        1996
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation............................. $22,788,618 $23,612,639
Net investment in direct financing leases.............   7,910,470   8,543,916
Investment in joint ventures..........................   2,457,810     976,531
Cash and cash equivalents.............................     907,980   1,103,568
Restricted cash.......................................         --      550,770
Receivables, less allowance for doubtful accounts of
 $150,734 in 1996.....................................      23,946     100,955
Prepaid expenses......................................      10,368       9,143
Organization costs, less accumulated amortization of
 $9,422 and $7,422....................................         578       2,578
Accrued rental income, less allowance for doubtful
 accounts of $72,734 in 1996..........................   1,423,820   1,044,970
                                                       ----------- -----------
                                                       $35,523,590 $35,945,070
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $     7,671 $     6,340
Accrued and escrowed real estate taxes payable........         --       14,092
Distributions payable.................................     850,002     850,002
Due to related parties................................       6,791       2,594
Rents paid in advance.................................       5,570      54,105
                                                       ----------- -----------
Total liabilities.....................................     870,034     927,133
Partners' capital.....................................  34,653,556  35,017,937
                                                       ----------- -----------
                                                       $35,523,590 $35,945,070
                                                       =========== ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND XIII, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                Year Ended December 31,
                                            ---------------------------------
                                               1997        1996       1995
                                            ----------  ---------- ----------
Revenues:
  Rental income from operating leases...... $2,371,062  $2,477,156 $2,566,579
  Earned income from direct financing
   leases..................................    976,547     899,130    943,194
  Contingent rental income.................    287,751     299,495    293,749
  Interest and other income................     46,693      59,319     54,832
                                            ----------  ---------- ----------
                                             3,682,053   3,735,100  3,858,354
                                            ----------  ---------- ----------
Expenses:
  General operating and administrative.....    152,918     156,466    130,501
  Bad debt expense.........................    123,071         --         --
  Professional services....................     25,595      33,746     27,703
  Management fees to related parties.......     34,321      35,675     36,031
  Real estate taxes........................        --       10,680        --
  State and other taxes....................     18,301      16,793     20,470
  Depreciation and amortization............    394,099     393,434    393,435
                                            ----------  ---------- ----------
                                               748,305     646,794    608,140
                                            ----------  ---------- ----------
Income Before Equity in Earnings of Joint
 Ventures, Gain (Loss) on Sale of Land.....  2,933,748   3,088,306  3,250,214
Equity in Earnings of Joint Ventures.......    150,417      60,654     98,520
Gain (Loss) on Sale of Land and Building...    (48,538)     82,855    (29,560)
                                            ----------  ---------- ----------
Net Income................................. $3,035,627  $3,231,815 $3,319,174
                                            ==========  ========== ==========
Allocation of Net Income:
  General partners......................... $   30,690  $   31,490 $   33,432
  Limited partners.........................  3,004,937   3,200,325  3,285,742
                                            ----------  ---------- ----------
                                            $3,035,627  $3,231,815 $3,319,174
                                            ==========  ========== ==========
Net Income Per Limited Partner Unit........ $     0.75  $     0.80 $     0.82
                                            ==========  ========== ==========
Weighted Average Number of Limited Partner
 Units Outstanding.........................  4,000,000   4,000,000  4,000,000
                                            ==========  ========== ==========


                See accompanying notes to financial statements.

                           CNL INCOME FUND XIII, LTD.
                        (A Florida Limited Partnership)

                        STATEMENTS OF PARTNERS' CAPITAL
                  Years Ended December 31, 1997, 1996 and 1995

                         General Partners                 Limited Partners
                         ---------------- --------------------------------------------------
                                 Accumu-                               Accumu-
                         Contri-  lated     Contri-                     lated    Syndication
                         butions Earnings   butions   Distributions   Earnings      Costs        Total
                         ------- -------- ----------- -------------  ----------- -----------  -----------
Balance, December 31,
 1994................... $1,000  $ 40,595 $40,000,000 $ (4,153,373)  $ 4,018,914 $(4,665,169) $35,241,967
  Distribution to
   limited partners
   ($0.84 per limited
   partner unit)........    --        --          --    (3,375,011)          --          --    (3,375,011)
  Net income............    --     33,432         --           --      3,285,742         --     3,319,174
                         ------  -------- ----------- ------------   ----------- -----------  -----------
Balance, December 31,
 1995...................  1,000    74,027  40,000,000   (7,528,384)    7,304,656  (4,665,169)  35,186,130
  Distribution to
   limited partners
   ($0.85 per limited
   partner unit)........    --        --          --    (3,400,008)          --          --    (3,400,008)
  Net income............    --     31,490         --           --      3,200,325         --     3,231,815
                         ------  -------- ----------- ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................  1,000   105,517  40,000,000  (10,928,392)   10,504,981  (4,665,169)  35,017,937
  Distribution to
   limited partners
   ($0.85 per limited
   partner unit)........    --        --          --    (3,400,008)          --          --    (3,400,008)
  Net income............    --     30,690         --           --      3,004,937         --     3,035,627
                         ------  -------- ----------- ------------   ----------- -----------  -----------
Balance, December 31,
 1997................... $1,000  $136,207 $40,000,000 $(14,328,400)  $13,509,918 $(4,665,169) $34,653,556
                         ======  ======== =========== ============   =========== ===========  ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND XIII, LTD.
                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1997         1996         1995
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
Cash Flows From Operating Activities:
  Cash received from tenants............  $ 3,329,633  $ 3,476,985  $ 3,453,186
  Distributions from joint ventures.....      151,322       93,700       88,793
  Cash paid for expenses................     (236,793)    (251,454)    (214,011)
  Interest received.....................       29,395       48,350       51,410
                                          -----------  -----------  -----------
    Net cash provided by operating
     activities.........................    3,273,557    3,367,581    3,379,378
                                          -----------  -----------  -----------
Cash Flows From Investing Activities:
  Additions to land and buildings on
   operating leases.....................          --           --      (336,116)
  Proceeds from sale of land and
   building.............................      932,849      550,000      286,411
  Advances to tenant....................     (196,980)         --           --
  Repayment of advances.................      127,843          --           --
  Investment in joint ventures..........   (1,482,849)         --      (140,052)
  Decrease (increase) in restricted
   cash.................................      550,000     (550,000)          --
  Other.................................          --           --           954
                                          -----------  -----------  -----------
    Net cash used in investing
     activities.........................      (69,137)         --      (188,803)
                                          -----------  -----------  -----------
Cash Flows From Financing Activities:
  Reimbursement of acquisition costs
   paid by related parties on behalf of
   the Partnership......................          --           --        (3,074)
  Distributions to limited partners.....   (3,400,008)  (3,400,008)  (3,350,014)
                                          -----------  -----------  -----------
    Net cash used in financing
     activities.........................   (3,400,008)  (3,400,008)  (3,353,088)
                                          -----------  -----------  -----------
Net Decrease in Cash and Cash
 Equivalents............................     (195,588)     (32,427)    (162,513)
Cash and Cash Equivalents at Beginning
 of Year................................    1,103,568    1,135,995    1,298,508
                                          -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year...................................  $   907,980  $ 1,103,568  $ 1,135,995
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
  Net income............................  $ 3,035,627  $ 3,231,815  $ 3,319,174
                                          -----------  -----------  -----------
  Adjustments to reconcile net income to
   net cash provided by operating
   activities:
    Depreciation........................      391,434      391,434      391,435
    Amortization........................        2,665        2,000        2,000
    Equity in earnings of joint
     ventures, net of distributions.....          905       33,046       (9,727)
    Loss (gain) on sale of land and
     building...........................       48,538      (82,855)      29,560
    Decrease (increase) in receivables..       77,779      (28,034)      (3,833)
    Decrease in net investment in direct
     financing leases...................       84,646       80,214       71,410
    Increase in prepaid expenses........       (1,225)      (5,005)      (4,138)
    Increase in accrued rental income...     (378,850)    (313,540)    (371,167)
    Increase (decrease) in accounts
     payable and accrued expenses.......      (12,761)      12,137          922
    Increase (decrease) in due to
     related parties....................        4,197       (4,773)       6,213
    Increase (decrease) in rents paid in
     advance............................      (48,535)      51,142      (52,471)
                                          -----------  -----------  -----------
      Total adjustments.................      168,793      135,766       60,204
                                          -----------  -----------  -----------
Net Cash Provided by Operating
 Activities.............................  $ 3,204,420  $ 3,367,581  $ 3,379,378
                                          ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Financing Activities:
  Distributions declared and unpaid at
   December 31..........................  $   850,002  $   850,002  $   850,002
                                          ===========  ===========  ===========

                See accompanying notes to financial statements.

                           CNL INCOME FUND XIII, LTD.
                        (A Florida Limited Partnership)

                         NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1997, 1996 and 1995

1. Significant Accounting Policies

   Organization and Nature of Business--CNL Income Fund XIII, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note 4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs. If an impairment is indicated, the assets are adjusted to their fair value.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables and accrued rental income, and to decrease rental or other income for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

                           CNL INCOME FUND XIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


   Investment in Joint Ventures--The Partnership accounts for its interest in Attalla Joint Venture and Salem Joint Venture, and a property in Arvada, Colorado, a property in Akron, Ohio, and a property in Miami, Florida, for which each property is held as tenants-in-common with affiliates, using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Organization Costs--Organization costs are amortized over five years using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases

   The Partnership leases its land or land and buildings to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases are classified as operating leases and some of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portions of the majority of these leases are operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to five successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

                           CNL INCOME FUND XIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


3. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1997         1996
                                                       -----------  -----------
      Land............................................ $12,742,897  $13,175,484
      Buildings.......................................  11,743,041   11,743,041
                                                       -----------  -----------
                                                        24,485,938   24,918,525
      Less accumulated depreciation...................  (1,697,320)  (1,305,886)
                                                       -----------  -----------
                                                       $22,788,618  $23,612,639
                                                       ===========  ===========

   In November 1996, the Partnership sold its property in Richmond, Virginia, to the tenant and received sales proceeds of $550,000, resulting in a gain of $82,855 for financial reporting purposes. This property was originally acquired by the Partnership in March 1994, and had a cost of approximately $415,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $134,600 in excess of its original purchase price. In January 1997, the Partnership reinvested the net sales proceeds in a property in Akron, Ohio, as tenants-in-common, with affiliates of the general partners (see Note 5).

   In October 1997, the Partnership sold its property in Orlando, Florida, to a third party for $953,371 and received net sales proceeds of $932,849, resulting in a loss of $48,538 for financial reporting purposes. In December 1997, the Partnership reinvested the net sales proceeds in a property located in Miami, Florida, as tenants-in-common, with affiliates of the general partners (see
Note 5).

   Generally, the leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997, 1996 and 1995, the Partnership recognized $378,850, $313,541 and $371,167, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1997:

      1998.......................................................... $ 2,136,766
      1999..........................................................   2,274,706
      2000..........................................................   2,265,811
      2001..........................................................   2,277,006
      2002..........................................................   2,307,013
      Thereafter....................................................  24,312,111
                                                                     -----------
                                                                     $35,573,413
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

                           CNL INCOME FUND XIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


4. Net Investment in Direct Financing Leases

   The following lists the components of the net investment in direct financing leases at December 31:

                                                        1997          1996
                                                    ------------  ------------
      Minimum lease payments receivable............ $ 15,747,868  $ 18,116,667
      Estimated residual values....................    2,582,058     2,723,067
      Less unearned income.........................  (10,419,456)  (12,295,818)
                                                    ------------  ------------
      Net investment in direct financing leases.... $  7,910,470  $  8,543,916
                                                    ============  ============

   In October 1997, the Partnership sold its property in Orlando, Florida, for which the building portion had been classified as a direct financing lease. In connection therewith, the gross investment (minimum lease payment receivable and estimated residual value) and unearned income relating to this property were removed from the accounts and the loss from the sale relating to the land portion of the property and the net investment in direct financing lease was reflected in income (Note 3).

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1997:

      1998.......................................................... $   958,686
      1999..........................................................     964,106
      2000..........................................................     964,106
      2001..........................................................     976,846
      2002..........................................................     994,681
      Thereafter....................................................  10,889,443
                                                                     -----------
                                                                     $15,747,868
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

5. Investment in Joint Ventures

   The Partnership has a 50 percent and a 27.8% interest in the profits and losses of Attalla Joint Venture and Salem Joint Venture, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

   The Partnership also owns a property in Arvada, Colorado, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate. As of December 31, 1997, the Partnership owned a 66.13% interest in this property.

   In January 1997, the Partnership used the net sales proceeds from the 1996 sale of the property in Richmond, Virginia, to acquire a property in Akron, Ohio, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1997, the Partnership owned a 63.03% interest in this property.

   In addition, in December 1997, the Partnership acquired a property in Miami, Florida, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property

                           CNL INCOME FUND XIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1997, the Partnership owned a 47.83% interest in this property.

   Attalla Joint Venture and Salem Joint Venture and the Partnership and affiliates, as tenants-in-common in three separate tenancy-in-common arrangements, each own and lease one property to an operator of national fast-food or family-style restaurants. The following presents the combined, condensed financial information for the joint ventures and the properties held as tenants-in-common with affiliates at December 31:

                                                           1997       1996
                                                        ---------- ----------
      Land and buildings on operating leases, less
       accumulated depreciation........................ $4,256,861 $1,482,503
      Net investment in direct financing leases........    364,479    367,661
      Cash.............................................     18,729     21,173
      Receivables......................................        --       6,412
      Prepaid expenses.................................        380        255
      Accrued rental income............................    106,653     51,745
      Liabilities......................................     15,653     28,121
      Partners' capital................................  4,731,449  1,901,628
      Revenues.........................................    347,971    216,960
      Net income.......................................    285,922    145,851

   The Partnership recognized income totalling $150,417, $60,654 and $98,520 for the years ended December 31, 1997, 1996 and 1995, respectively, from these joint ventures and the properties held as tenants-in-common with affiliates.

6. Restricted Cash

   In 1996, the sales proceeds of $550,000 from the sale of the property in Richmond, Virginia, plus accrued interest of $770, were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional property. In January 1997, the funds were released from escrow and the Partnership acquired a 63.03% interest in a Burger King property in Akron, Ohio, as tenants-in-common with an affiliate of the general partners (Note 5).

7. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their invested capital contributions (the "Limited Partners' 10% Return").

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their Limited Partners' 10% Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and

                           CNL INCOME FUND XIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

five percent to the general partners. Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds will be distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During each of the years ended December 31, 1997 and 1996, the Partnership declared distributions to the limited partners of $3,400,008 and during the year ended December 31, 1995, the Partnership declared distributions to the limited partners of $3,375,011. No distributions have been made to the general partners to date.

8. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1997        1996        1995
                                             ----------  ----------  ----------
   Net income for financial reporting
    purposes...............................  $3,035,627  $3,231,815  $3,319,174
   Depreciation for tax reporting purposes
    in excess of depreciation for financial
    reporting purposes.....................    (100,696)   (103,634)   (103,634)
   Direct financing leases recorded as
    operating leases for tax reporting
    purposes...............................      84,646      80,214      71,410
   Equity in earnings of joint ventures for
    tax reporting purposes in excess of
    (less than) equity in earnings of joint
    ventures for financial reporting
    purposes...............................     (19,727)      6,819     (17,195)
   Loss (gain) on sale of property deferred
    for tax reporting purposes.............         --      (82,855)     29,560
   Loss on sale of property for financial
    reporting purposes in excess of loss
    for tax reporting purposes.............      38,823         --          --
   Allowance for doubtful accounts.........    (150,734)    102,198      45,182
   Accrued rental income...................    (378,850)   (313,540)   (371,167)
   Rents paid in advance...................     (48,535)     51,142     (52,471)
                                             ----------  ----------  ----------
   Net income for federal income tax
    purposes...............................  $2,460,554  $2,972,159  $2,920,859
                                             ==========  ==========  ==========

9. Related Party Transactions

   One of the individual partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the parent company of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, served as president of CNL Fund Advisors, Inc. through October 1997. CNL Income Fund Advisors, Inc. was a wholly owned subsidiary of CNL Group, Inc. until its merger, effective January 1, 1996, with CNL Fund Advisors, Inc. During the years ended December 31, 1997, 1996 and 1995, CNL Income Fund Advisors, Inc. and CNL Fund Advisors, Inc. (hereinafter referred to collectively as the "Affiliates") each performed certain services for the Partnership, as described below.

   During the years ended December 31, 1997, 1996 and 1995, certain Affiliates acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay Affiliates a management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures and the property held as tenants-in-common with an affiliate. The management fee, which will not

                           CNL INCOME FUND XIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of the Affiliates. All or any portion of the management fee not taken as to any fiscal year shall be deferred without interest and may be taken in such other fiscal year as the Affiliates shall determine. The Partnership incurred management fees of $34,321, $35,675 and $36,031 for the years ended December 31, 1997, 1996 and 1995, respectively.

   Certain Affiliates are also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliates provide a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1997, 1996 and 1995, Affiliates provided accounting and administrative services to the Partnership on a day-to-day basis. For the years ended December 31, 1997, 1996 and 1995, the expenses incurred for these services were $87,322, $91,272 and $67,052, respectively.

   The due to related parties at December 31, 1997 and 1996, totalled $6,791 and $2,594, respectively.

   During 1997, the Partnership and an affiliate of the general partners acquired a property in Akron, Ohio, as tenants-in-common for a purchase price of $872,625 (of which the Partnership contributed $550,000 or 63.03%) from CNL BB Corp., also an affiliate of the general partners. CNL BB Corp. had purchased and temporarily held title to this property in order to facilitate the acquisition of the property by the Partnership and the affiliate, as tenants-in-common. The purchase price paid by the Partnership and the affiliate represented the costs incurred by CNL BB Corp. to acquire and carry the property, including closing costs.

10. Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures and the properties held as tenants-in-common with affiliates) for at least one of the years ended December 31:

                                                      1997     1996     1995
                                                    -------- -------- --------
      Long John Silver's, Inc...................... $759,064 $764,565 $774,281
      Flagstar Enterprises, Inc. and Quincy's
       Restaurants, Inc............................  744,199  765,109  785,570
      Golden Corral Corporation....................  536,886  539,568  533,668
      Foodmaker, Inc...............................  450,816  450,393  450,724
      Checkers Drive-In Restaurants, Inc...........  366,187  412,422  416,746

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including

                           CNL INCOME FUND XIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Concluded)

the Partnership's share of total rental and earned income from joint ventures and the properties held as tenants-in-common with affiliates) for at least one of the years ended December 31:

                                                       1997     1996     1995
                                                     -------- -------- --------
      Long John Silver's............................ $759,064 $764,565 $774,281
      Hardee's......................................  649,762  670,249  690,324
      Golden Corral Family Steakhouse Restaurants...  536,886  539,568  533,668
      Burger King...................................  484,111  431,280  419,740
      Jack in the Box...............................  450,816  450,393  450,724
      Checkers Drive-In Restaurants.................  366,187  412,422  416,746

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

                           CNL INCOME FUND XIV, LTD.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           -----
Condensed Balance Sheets as of September 30, 1998 and December 31, 1997..  F-337
Condensed Statements of Income for the Quarters and Nine Months Ended
 September 30, 1998 and 1997.............................................  F-338
Condensed Statements of Partner's Capital for the Nine Months Ended
 September 30, 1998 and for the Year Ended December 31, 1997.............  F-339
Condensed Statements of Cash Flows for the Nine Months Ended September
 30, 1998 and 1997.......................................................  F-340
Notes to Condensed Financial Statements for the Quarters and Nine Months
 Ended September 30, 1998 and 1997.......................................  F-341
Report of Independent Accountants........................................  F-344
Balance Sheets as of December 31, 1997 and 1996..........................  F-345
Statements of Income for the Years Ended December 31, 1997, 1996 and
 1995....................................................................  F-346
Statements of Partner's Capital for the Years Ended December 31, 1997,
 1996 and 1995...........................................................  F-347
Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 1995....................................................................  F-348
Notes to Financial Statements for the Years Ended December 31, 1997, 1996
 and 1995................................................................  F-349

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                        September   December
                                                        30, 1998    31, 1997
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation
 of $1,571,136 and $1,295,713......................... $26,043,665 $25,217,725
Net investment in direct financing leases.............   6,392,118   9,041,485
Investment in joint ventures..........................   3,633,822   3,271,739
Cash and cash equivalents.............................   2,293,184   1,285,777
Restricted cash.......................................     398,539     318,592
Receivables, less allowance for doubtful accounts of
 $5,013 in 1998.......................................         --       19,912
Prepaid expenses......................................      13,689       7,915
Organization costs, less accumulated amortization of
 $10,000 and $8,599...................................         --        1,401
Accrued rental income, less allowance for doubtful
 accounts
 of $11,040 and $6,295................................   1,795,945   1,820,078
                                                       ----------- -----------
                                                       $40,570,962 $40,984,624
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $     1,234 $    10,258
Accrued and escrowed real estate taxes payable........      42,751      19,570
Distributions payable.................................     928,130     928,130
Due to related parties................................       5,929       7,853
Rents paid in advance.................................      35,561      29,656
                                                       ----------- -----------
  Total liabilities...................................   1,013,605     995,467
Partners' capital.....................................  39,557,357  39,989,157
                                                       ----------- -----------
                                                       $40,570,962 $40,984,624
                                                       =========== ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                      Quarter Ended        Nine Months Ended
                                      September 30,          September 30,
                                  ---------------------- ----------------------
                                     1998        1997       1998        1997
                                  ----------  ---------- ----------  ----------
Revenues:
  Rental income from operating
   leases........................ $  682,180  $  723,524 $2,107,058  $2,170,802
  Adjustment to accrued rental
   income........................    (14,350)        --    (277,319)        --
  Earned income from direct
   financing leases..............    184,522     254,117    644,797     764,122
  Interest and other income......     26,585      12,765     73,047      43,367
                                  ----------  ---------- ----------  ----------
                                     878,937     990,406  2,547,583   2,978,291
                                  ----------  ---------- ----------  ----------
Expenses:
  General operating and
   administrative................     51,444      35,386    130,375     111,792
  Professional services..........      5,632       7,006     22,509      18,590
  Bad debt expense...............        --          --         --       14,000
  Management fees to related
   parties.......................      8,842       9,573     27,628      28,863
  Real estate taxes..............     41,562       1,384     46,288       7,192
  State and other taxes..........      1,462         --      22,498      21,874
  Loss on termination of direct
   financing lease...............     21,873         --      21,873         --
  Depreciation and amortization..    107,492      85,053    277,598     255,108
                                  ----------  ---------- ----------  ----------
                                     238,307     138,402    548,769     457,419
                                  ----------  ---------- ----------  ----------
Income Before Equity in Earnings
 of Joint Ventures
 and Gain on Sale of Land and
 Building........................    640,630     852,004  1,998,814   2,520,872
Equity in Earnings of Joint
 Ventures........................     76,939      78,381    241,570     231,204
Gain on Sale of Land and
 Building........................        --          --     112,206         --
                                  ----------  ---------- ----------  ----------
Net Income....................... $  717,569  $  930,385 $2,352,590  $2,752,076
                                  ==========  ========== ==========  ==========
Allocation of Net Income:
  General partners............... $    7,175  $    9,304 $   22,403  $   27,521
  Limited partners...............    710,394     921,081  2,330,187   2,724,555
                                  ----------  ---------- ----------  ----------
                                  $  717,569  $  930,385 $2,352,590  $2,752,076
                                  ==========  ========== ==========  ==========
Net Income Per Limited Partner
 Unit............................ $     0.16  $     0.20 $     0.52  $     0.61
                                  ==========  ========== ==========  ==========
Weighted Average Number of
 Limited
 Partner Units Outstanding.......  4,500,000   4,500,000  4,500,000   4,500,000
                                  ==========  ========== ==========  ==========

                See accompanying notes to financial statements.

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                            Nine Months Ended
                                              September 30,      Year Ended
                                                  1998        December 31, 1997
                                            ----------------- -----------------
General partners:
  Beginning balance........................    $   146,640       $   109,981
  Net income...............................         22,403            36,659
                                               -----------       -----------
                                                   169,043           146,640
                                               -----------       -----------
Limited partners:
  Beginning balance........................     39,842,517        39,925,756
  Net income...............................      2,330,187         3,629,281
  Distributions ($0.62 and $0.83 per
   limited partner unit, respectively).....     (2,784,390)       (3,712,520)
                                               -----------       -----------
                                                39,388,314        39,842,517
                                               -----------       -----------
    Total partners' capital................    $39,557,357       $39,989,157
                                               ===========       ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                          Nine Months Ended
                                                            September 30,
                                                           1998         1997
                                                        -----------  ----------
Increase (Decrease) in Cash and Cash Equivalents:
  Net Cash Provided by Operating Activities...........  $ 2,610,638  $2,782,288
                                                        -----------  ----------
  Cash Flows from Investing Activities:
    Proceeds from sale of land and building...........    1,648,110         --
    Investment in joint venture.......................     (387,573)    (77,277)
    Return of capital from joint venture..............          --       51,950
    Increase in restricted cash.......................      (79,378)        --
                                                        -----------  ----------
        Net cash provided by (used in) investing
         activities...................................    1,181,159     (25,327)
                                                        -----------  ----------
  Cash Flows from Financing Activities:
    Distributions to limited partners.................   (2,784,390) (2,784,390)
                                                        -----------  ----------
        Net cash used in financing activities.........   (2,784,390) (2,784,390)
                                                        -----------  ----------
Net Increase (Decrease) in Cash and Cash Equivalents..    1,007,407     (27,429)
Cash and Cash Equivalents at Beginning of Period......    1,285,777   1,462,012
                                                        -----------  ----------
Cash and Cash Equivalents at End of Period............  $ 2,293,184  $1,434,583
                                                        ===========  ==========
Supplemental Schedule of Non-Cash Investing and
 Financing Activities:
    Net investment in direct financing leases
     reclassified to land and buildings on operating
     leases as a result of lease termination..........  $ 2,084,141  $      --
                                                        ===========  ==========
    Distributions declared and unpaid at end of
     period...........................................  $   928,130  $  928,130
                                                        ===========  ==========


                See accompanying notes to financial statements.

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

             Quarters Nine Months Ended September 30, 1998 and 1997

1. Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to fair statement of the results for the interim periods presented. Operating results for the nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of the date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund XIV, Ltd, (the "Partnership") for the year ended December 31, 1997.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

2. Land and Buildings on Operating Leases

   During the nine months ended September 30, 1998, the partnership sold its property in Madison, Alabama and two properties in Richmond, Virginia, to third parties for a total of $1,667,462 and received net sales proceeds of $1,606,702, resulting in a total gain of $70,798 for financial reporting purposes. These properties were originally acquired by the partnership in 1993 and 1994, and had costs totaling approximately $1,393,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold these properties for a total of approximately $213,300 in excess of their original purchase prices.

   In addition, in April 1998, the Partnership reached an agreement to accept $360,000 for the property in Riviera Beach, Florida, which was taken through a right of way taking in December 1997. The Partnership had received preliminary sales proceeds of $318,592 as of December 31, 1997. Upon agreement of the final sales price of $360,000, and receipt of the remaining sales proceeds of $41,408, the Partnership recognized a gain of $41,408 for financial reporting purposes. This property was originally acquired by the Partnership in 1994 and had a cost of approximately $276,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold this property for a total of approximately $83,600 excess of its original purchase price.

3. Net Investment in Direct Financing Leases

   In January 1998, the Partnership sold its property in Madison, Alabama, for which the building portion had been classified as a direct financing lease. In connection therewith, the gross investment (minimum lease payments receivable and the estimated residual value) and unearned income relating to the building were removed from the accounts (see Note 2).

   During the nine months ended September 30, 1998, four of the Partnership's leases with Long John Silver's Inc. were rejected in connection with the tenant filing for bankruptcy. As a result, the Partnership reclassified these assets from net investment in direct financing leases to land and buildings on operating leases. In accordance with Statement of Financial Accounting Standards #13, "Accounting for Leases," the

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

             Quarters Nine Months Ended September 30, 1998 and 1997 Partnership recorded the reclassified assets at the lower of original cost, present fair value, or present carrying amount, which resulted in a loss on termination of direct financing lease of $21,873 for financial reporting purposes.

4. Investment in Joint Ventures

   In April 1998, the Partnership entered into a joint venture arrangement, Melbourne Joint Venture, with an affiliate of the general partners, to construct and hold one restaurant property, at a total cost of $1,052,552. As of September 30, 1998, the Partnership had contributed $314,011 to purchase land and pay for construction costs relating to the joint venture. The Partnership has agreed to contribute approximately $212,300 in additional construction costs to the joint venture. The Partnership will have an approximate 50 percent interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with an affiliate.

   As of September 30, 1998, Attalla Joint Venture, Salem Joint Venture, Kingston Joint Venture and Melbourne Joint Venture, each owned and leased one property, and WoodRidge Real Estate Joint Venture owned and leased six properties, to operators of fast-food or family-style restaurants. The following presents the combined, condensed financial information for the joint ventures at:

                                                     September 30, December 31,
                                                         1998          1997
                                                     ------------- ------------
      Land and buildings on operating leases,
       less accumulated depreciation................  $6,673,070    $6,008,240
      Net investment in direct financing lease......     361,764       364,479
      Cash..........................................       2,783        13,842
      Receivables...................................      20,884         2,571
      Accrued rental income.........................     212,017       150,621
      Other assets..................................       1,153         1,257
      Liabilities...................................     195,521       231,061
      Partners' capital.............................   7,076,150     6,309,949
      Revenues......................................     582,901       712,004
      Net income....................................     467,698       588,835

   The Partnership recognized income totaling $241,570 and $231,204 for the nine months ended September 30, 1998 and 1997, respectively, from these joint ventures, $76,939 and $78,381 of which was earned for the quarters ended September 30, 1998 and 1997, respectively.

5. Restricted Cash

   As of September 30, 1998, $397,970 in net sales proceeds from the sale of one of the Properties in Richmond, Virginia, plus accrued interest of $569, were being held in an interest-bearing escrow account pending the release of funds by an escrow agent to acquire an additional property.

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

             Quarters Nine Months Ended September 30, 1998 and 1997

6. Subsequent Event

   In October 1998, the Partnership reinvested approximately $1,533,100 of the net sales proceeds it received from the sales of the properties in Richmond, Virginia and the right of way taking of the property in Riviera Beach, Florida, and a portion of the net sales proceeds it received from the sale of the property in Madison, Alabama, in a Bennigan's property located in Fayetteville, North Carolina. In connection therewith, the Partnership entered into a long term, triple-net lease with terms substantially the same as its other leases. The Partnership acquired the Bennigan's property from an affiliate of the general partners. The affiliate had purchased and temporarily held title to the property in order to facilitate the acquisition of the property by the Partnership. The purchase price paid by the Partnership represented the costs incurred by the affiliate to acquire the property, including closing costs.

                       Report of Independent Accountants

To the Partners
CNL Income Fund XIV, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund XIV, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund XIV, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
January 20, 1998

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

                                 BALANCE SHEETS

                                                            December 31,
                                                          1997        1996
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation............................. $25,217,725 $25,852,484
Net investment in direct financing leases.............   9,041,485   9,125,272
Investment in joint ventures..........................   3,271,739   3,201,156
Cash and cash equivalents.............................   1,285,777   1,462,012
Restricted cash.......................................     318,592          --
Receivables, less allowance for doubtful accounts of
 $22,970 in 1996......................................      19,912      23,477
Prepaid expenses......................................       7,915       8,243
Organization costs, less accumulated amortization of
 $8,599 and $6,599....................................       1,401       3,401
Accrued rental income.................................   1,820,078   1,369,804
                                                       ----------- -----------
                                                       $40,984,624 $41,045,849
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $    10,258 $     5,447
Accrued and escrowed real estate taxes payable........      19,570      12,364
Distributions payable.................................     928,130     928,130
Due to related parties................................       7,853       1,651
Rents paid in advance.................................      29,656      62,520
                                                       ----------- -----------
  Total liabilities...................................     995,467   1,010,112
Commitments (Note 11)
Partners' capital.....................................  39,989,157  40,035,737
                                                       ----------- -----------
                                                       $40,984,624 $41,045,849
                                                       =========== ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                 Year Ended December 31,
                                                1997       1996       1995
                                             ---------- ---------- ----------
Revenues:
 Rental income from operating leases........ $2,893,900 $2,960,909 $2,980,928
 Earned income from direct financing
  leases....................................  1,017,627  1,026,616  1,034,636
 Interest and other income..................     47,287     56,377     52,426
                                             ---------- ---------- ----------
                                              3,958,814  4,043,902  4,067,990
                                             ---------- ---------- ----------
Expenses:
 General operating and administrative.......    154,654    162,163    143,138
 Professional services......................     29,746     24,138     31,270
 Bad debt expense...........................     10,500        --      12,619
 Management fees to related parties.........     38,626     38,785     38,832
 Real estate taxes..........................      7,192      3,426      8,116
 State and other taxes......................     21,874     18,109     14,865
 Depreciation and amortization..............    340,161    340,089    340,112
                                             ---------- ---------- ----------
                                                602,753    586,710    588,952
                                             ---------- ---------- ----------
Income Before Equity in Earnings of Joint
 Ventures and Loss on Sale of Land..........  3,356,061  3,457,192  3,479,038
Equity in Earnings of Joint Ventures........    309,879    459,137    338,717
Loss on Sale of Land........................        --         --     (66,518)
                                             ---------- ---------- ----------
Net Income.................................. $3,665,940 $3,916,329 $3,751,237
                                             ========== ========== ==========
Allocation of Net Income:
 General partners........................... $   36,659 $   39,163 $   38,073
 Limited partners...........................  3,629,281  3,877,166  3,713,164
                                             ---------- ---------- ----------
                                             $3,665,940 $3,916,329 $3,751,237
                                             ========== ========== ==========
Net Income Per Limited Partner Unit......... $     0.81 $     0.86 $     0.83
                                             ========== ========== ==========
Weighted Average Number of Limited Partner
 Units Outstanding..........................  4,500,000  4,500,000  4,500,000
                                             ========== ========== ==========

                See accompanying notes to financial statements.

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

                        STATEMENTS OF PARTNERS' CAPITAL

                  Years Ended December 31, 1997, 1996 and 1995

                              General Partners                       Limited Partners
                          ------------------------- ----------------------------------------------------
                                        Accumulated                              Accumulated Syndication
                          Contributions  Earnings   Contributions Contributions   Earnings      Costs        Total
                          ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1994...................     $1,000      $ 31,745    $45,000,000  $ (3,082,753)  $ 3,142,776 $(5,383,945) $39,708,823
 Distributions to
  limited partners
  ($0.81) per limited
  partner unit).........        --            --             --     (3,628,130)          --          --    (3,628,130)
 Net income.............        --         38,073            --                    3,713,164         --     3,751,237
                             ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1995...................      1,000        69,818     45,000,000    (6,710,883)    6,855,940  (5,383,945)  39,831,930
 Distributions to
  limited partners
  ($0.83 per limited
  partners unit)........        --            --             --     (3,712,522)          --          --    (3,712,522)
 Net income.............        --         39,163            --            --      3,877,166         --     3,916,329
                             ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................      1,000       108,981     45,000,000   (10,423,405)   10,733,106  (5,383,945)  40,035,737
 Distributions to
  limited partners
  ($0.83 per limited
  partner unit).........        --            --             --     (3,712,520)          --          --    (3,712,520)
 Net income.............        --         36,659            --            --      3,629,281         --     3,665,940
                             ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................     $1,000      $145,640    $45,000,000  $(14,135,925)  $14,362,387 $(5,383,945) $39,989,157
                             ======      ========    ===========  ============   =========== ===========  ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                               1997        1996        1995
                                            ----------  ----------  ----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows From Operating Activities:
 Cash received from tenants...............  $3,501,064  $3,572,793  $3,626,651
 Distributions from joint ventures........     308,220     340,299     270,406
 Cash paid for expenses...................    (243,326)   (250,885)   (237,937)
 Interest received........................      40,232      44,089      50,724
                                            ----------  ----------  ----------
  Net cash provided by operating
   activities.............................   3,606,190   3,706,296   3,709,844
                                            ----------  ----------  ----------
 Cash Flows From Investing Activities:
 Proceeds from sale of land...............         --          --      696,012
 Proceeds received from right of way
  taking..................................     318,592         --          --
 Additions to land and buildings on
  operating leases........................         --          --     (964,073)
 Investment in direct financing leases....         --          --      (75,352)
 Investment in joint ventures.............    (121,855)     (7,500) (1,087,218)
 Return of capital from joint venture.....      51,950         --          --
 Increase in restricted cash..............    (318,592)        --          --
 Other....................................         --          --        5,530
                                            ----------  ----------  ----------
  Net cash used in investing activities...     (69,905)     (7,500) (1,425,101)
                                            ----------  ----------  ----------
 Cash Flows From Financing Activities:
  Reimbursement of acquisition costs paid
  by related parties on behalf of the
  Partnership.............................         --          --         (577)
  Distributions to limited partners.......  (3,712,520) (3,712,522) (3,543,751)
                                            ----------  ----------  ----------
  Net cash used in financing activities...  (3,712,520) (3,712,522) (3,544,328)
                                            ----------  ----------  ----------
Net Decrease in Cash and Cash
 Equivalents..............................    (176,235)    (13,726) (1,259,585)
Cash and Cash Equivalents at Beginning of
 Year.....................................   1,462,012   1,475,738   2,735,323
                                            ----------  ----------  ----------
Cash and Cash Equivalents at End of Year..  $1,285,777  $1,462,012  $1,475,738
                                            ==========  ==========  ==========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income...............................  $3,665,940  $3,916,329  $3,751,237
                                            ----------  ----------  ----------
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
  Depreciation............................     337,180     337,181     337,393
  Amortization............................       2,981       2,908       2,719
  Equity in earnings of joint ventures, net
   of distributions.......................      (1,659)   (118,889)    (68,311)
  Loss on sale of land....................         --          --       66,518
  Decrease (increase) in receivables......       3,565     (13,946)     36,872
  Decrease (increase) in prepaid expenses.         328      (4,802)     (3,441)
  Decrease in net investment in direct
   financing leases.......................      83,787      74,798      66,778
  Increase in accrued rental income.......    (471,287)   (491,221)   (497,969)
  Decrease in other assets................         --          --        3,315
  Increase (decrease) in accounts payable.      12,017      (8,408)     22,223
  Increase (decrease) in due to related
   parties, excluding reimbursement of
   acquisition costs paid on behalf of the
   Partnership............................       6,202      (5,218)      6,869
  Increase (decrease) in rents paid in
   advance................................     (32,864)     17,564     (14,359)
                                            ----------  ----------  ----------
  Total adjustments.......................     (59,750)   (210,033)    (41,393)
                                            ----------              ----------
Net Cash Provided by Operating
 Activities...............................  $3,606,190  $3,706,296  $3,709,844
                                            ==========  ==========  ==========
Supplemental Schedule of Non-Cash
 Financing Activities:
Distributions declared and unpaid at
 December 31..............................  $  928,130  $  928,130  $  928,130
                                            ==========  ==========  ==========

                See accompanying notes to financial statements.

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

                         NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1997, 1996 and 1995

1. Significant Accounting Policies

   Organization and Nature of Business--CNL Income Fund XIV, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains. Under the terms of a registration statement filed with the Securities and Exchange Commission, the Partnership was authorized to sell a maximum of 4,500,000 units ($45,000,000) of limited partnership interest. A total of 4,500,000 units ($45,000,000) of limited partnership interest were sold.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

   Investment in Joint Ventures--The Partnership accounts for its interests in Attalla Joint Venture, Wood-Ridge Real Estate Joint Venture, Salem Joint Venture and CNL Kingston Joint Venture using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institution with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Organization Costs--Organization costs are amortized over five years using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases

   The Partnership leases its land or land and buildings primarily to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases are classified as operating leases and some of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portions of the majority of the leases are operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to five successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

3. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1997         1996
                                                       -----------  -----------
      Land............................................ $16,425,914  $16,723,493
      Buildings.......................................  10,087,524   10,087,524
                                                       -----------  -----------
                                                        26,513,438   26,811,017
      Less accumulated depreciation...................  (1,295,713)    (958,533)
                                                       -----------  -----------
                                                       $25,217,725  $25,852,484
                                                       ===========  ===========

   In December, 1997, the Port of Palm Bay deposited $660,000 in the registry of the court on behalf of the Partnership and the tenant in exchange for taking possession of the property located in Riviera Beach, Florida through a total right of way taking. The Partnership owned the land and the tenant owned the building relating to this property. The general partners of the Partnership and the tenant are in the process of negotiating the allocation of the $660,000. The general partners anticipate that the Partnership will be entitled to receive at least $330,000 but the general partners intend to pursue a larger allocation of this amount. As of December 31, 1997, the Partnership had removed the carrying value of the land in the amount of $318,592 from its accounts due to the fact that the Port of Palm Bay had taken possession of the property, and in exchange, the Partnership recorded restricted cash in the amount of $318,592 (See Note 6). The general partners anticipate that the Partnership will recognize a gain as a result of the taking of this property and will recognize such gain when the final proceeds are determined. As of January 20, 1998, the final amount of proceeds to be received had not been determined.

   Generally, the leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997, 1996 and 1995, the Partnership recognized $471,287, $491,221 and $497,969, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1997:

      1998.......................................................... $ 2,398,237
      1999..........................................................   2,560,989
      2000..........................................................   2,630,941
      2001..........................................................   2,650,138
      2002..........................................................   2,707,496
      Thereafter....................................................  31,197,883
                                                                     -----------
                                                                     $44,145,684
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

4. Net Investment in Direct Financing Leases

   The following lists the components of the net investment in direct financing leases at December 31:

                                                          1997         1996
                                                       -----------  -----------
      Minimum lease payments receivable............... $18,621,827  $19,723,241
      Estimated residual values.......................   2,842,002    2,842,002
      Less unearned income............................ (12,422,344) (13,439,971)
                                                       -----------  -----------
      Net investment in direct financing leases....... $ 9,041,485  $ 9,125,272
                                                       ===========  ===========

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1997:

      1998.......................................................... $ 1,104,743
      1999..........................................................   1,122,218
      2000..........................................................   1,129,246
      2001..........................................................   1,132,069
      2002..........................................................   1,140,538
      Thereafter....................................................  12,993,013
                                                                     -----------
                                                                     $18,621,827
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

5. Investment in Joint Ventures

   The Partnership owns a 50 percent, a 72.2% and a 50% interest in the profits and losses of Attalla Joint Venture, Salem Joint Venture and Wood-Ridge Real Estate Joint Venture, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

   In September 1996, Wood-Ridge Real Estate Joint Venture sold its two properties to the tenant of these properties for $5,020,878 and received net sales proceeds of $5,001,180, resulting in a gain to the joint venture of approximately $261,100 for financial reporting purposes. These properties were originally acquired by Wood-Ridge Real Estate Joint Venture in September 1994 and had a combined, total cost of approximately $4,302,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the joint venture sold these properties for approximately $698,700 in excess of their original purchase price.

   In October 1996, Wood-Ridge Real Estate Joint Venture re-invested $4,404,046 of the net sales proceeds in five properties. In January 1997, Wood-Ridge Real Estate Joint Venture reinvested $502,598 of the remaining net sales proceeds in a Taco Bell property in Anniston, Alabama. As of December 31, 1997, the Partnership and the other joint venture partner had each received approximately $52,000, representing a return of capital, for the remaining uninvested net sales proceeds.

   In September 1997, the Partnership entered into a joint venture arrangement, CNL Kingston Joint Venture, with an affiliate of the Partnership which has the same general partners, to construct and hold one restaurant property. As of December 31, 1997, the Partnership and its co-venture partner had contributed $121,855 and

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995
$183,241, respectively, to CNL Kingston Joint Venture to fund construction costs relating to the property owned by the joint venture. The Partnership and its co-venture partner have agreed to contribute approximately $85,600 and $128,700, respectively, in additional construction costs to the joint venture. When construction is completed, the Partnership and its co-venture partner expect to have an approximate 40 and 60 percent interest, respectively, in the profits and losses of the joint venture. As of December 31, 1997, the Partnership owned a 39.94% interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with an affiliate.

   As of December 31, 1997, Attalla Joint Venture, Salem Joint Venture and Kingston Joint Venture each owned and leased one property, and Wood-Ridge Real Estate Joint Venture owned and leased six properties, to operators of fast-food or family-style restaurants. The following presents the joint ventures' condensed financial information at December 31:

                                                           1997       1996
                                                        ---------- ----------
      Land and buildings on operating leases, less
       accumulated depreciation........................ $6,008,240 $5,102,901
      Net investment in direct financing lease.........    364,479    367,661
      Cash.............................................     13,842        818
      Restricted cash..................................         --    595,426
      Receivables......................................      2,571      7,037
      Accrued rental income............................    150,621     62,163
      Other assets.....................................      1,257     15,390
      Liabilities......................................    231,061     33,565
      Partners' capital................................  6,309,949  6,117,831
      Revenues.........................................    712,004    690,225
      Gain on sale of land and buildings...............         --    261,106
      Net income.......................................    588,835    887,177

   The Partnership recognized income totaling $309,879, $459,137 and $338,717 for the years ended December 31, 1997, 1996 and 1995, respectively, from these joint ventures.

6. Restricted Cash

   In December 1997, the Port of Palm Bay deposited $660,000 in the registry of the court on behalf of the Partnership in exchange for taking possession of the property (see Note 3).

7. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their invested capital contributions (the "Limited Partners' 10% Return").

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their Limited Partners' 10% Return, plus

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts, and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During the years ended December 31, 1997, 1996 and 1995, the Partnership declared distributions to the limited partners of $3,712,520, $3,712,522 and $3,628,130, respectively. No distributions have been made to the general partners to date.

8. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                               1997        1996        1995
                                            ----------  ----------  ----------
Net income for financial reporting
 purposes.................................. $3,665,940  $3,916,329  $3,751,237
Depreciation for tax reporting purposes in
 excess of depreciation for financial
 reporting purposes........................   (130,766)   (130,766)   (130,551)
Direct financing leases recorded as
 operating leases for tax reporting
 purposes..................................     83,787      74,798      66,778
Loss on sale of land for financial
 reporting purposes in excess of loss for
 tax reporting purposes....................        --          --       66,518
Equity in earnings of joint ventures for
 financial reporting purposes in excess of
 equity in earnings of joint ventures for
 tax reporting purposes....................      3,109    (174,253)    (80,207)
Accrued rental income......................   (471,287)   (491,221)   (497,969)
Rents paid in advance......................    (32,864)     17,564     (14,359)
Other......................................    (21,988)     23,878         718
                                            ----------  ----------  ----------
Net income for federal income tax
 purposes.................................. $3,095,931  $3,236,329  $3,162,165
                                            ==========  ==========  ==========

9. Related Party Transactions

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the parent company of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, served as president of CNL Fund Advisors, Inc. through October 1997. CNL Income Fund Advisors, Inc. was a wholly owned subsidiary of CNL Group, Inc. until its merger, effective January 1, 1996, with CNL Fund Advisors, Inc. During the years ended December 31, 1997, 1996 and 1995, CNL Income Fund Advisors, Inc. and CNL Fund Advisors, Inc. (hereinafter referred to collectively as the "Affiliates") each performed certain services for the Partnership, as described below.

   During the years ended December 31, 1997, 1996 and 1995, certain Affiliates acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay Affiliates a management fee of one percent of the sum of gross revenues from

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995 properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures. The management fee, which will not exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of the Affiliates. All or any portion of the management fee not taken as to any fiscal year shall be deferred without interest and may be taken in such other fiscal year as the Affiliates shall determine. The Partnership incurred management fees of $38,626, $38,785 and $38,832 for the years ended December 31, 1997, 1996 and 1995, respectively.

   Certain Affiliates are also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties, based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if Affiliates provide a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate Limited Partners' 10% Return plus their invested capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1997, 1996 and 1995, Affiliates provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $89,910, $96,082 and $75,263 for the years ended December 31, 1997, 1996 and 1995, respectively, for such services.

   The due to related parties at December 31, 1997 and 1996, totaled $7,853 and $1,651, respectively.

10. Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual lessees, or affiliated groups of lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures) for at least one of the years ended December 31:

                                                     1997     1996     1995
                                                   -------- -------- --------
      Flagstar Enterprises, Inc. and Denny's,
       Inc. ...................................... $863,373 $879,594 $882,060
      Long John Silver's, Inc. ...................  850,159  853,992  860,391
      Checkers Drive-In Restaurants, Inc. ........  724,612  732,941  732,196
      Foodmaker, Inc. ............................  562,725  556,100  551,800
      Golden Corral Corporation...................  520,911  476,350  466,737

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures) for at least one of the years ended December 31:

                                                       1997     1996     1995
                                                     -------- -------- --------
      Long John Silver's............................ $850,159 $853,992 $860,391
      Checkers Drive-in Restaurants ................  724,612  732,941  732,196
      Denny's.......................................  618,154  615,021  592,660
      Jack in the Box...............................  562,725  556,100  551,800
      Golden Corral Family Steakhouse Restaurants...  520,911  476,350  466,737
      Hardee's......................................  483,606  498,655  500,235

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995
   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any lessee or restaurant chain contributing more than ten percent of the Partnership's revenues could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

11. Commitments

   During 1997, the Partnership entered into an agreement with the tenant of the Checkers #486 property in Richmond, Virginia, to sell the property. The general partners believe that the anticipated sales price exceeds the Partnership's cost attributable to the property. As of January 20, 1998, the sale had not occurred.

   During 1997, the Partnership entered into an agreement with a third party to sell the property in Marietta, Georgia. The general partners believe that the anticipated sales price exceeds the Partnership's cost attributable to the property. As of January 20, 1998, the sale had not occurred.

12. Subsequent Events

   In January 1998, the Partnership sold its property in Madison, Alabama, to a third party for $740,000 and received net sales proceeds of $700,950. Due to the fact that the Partnership had recognized accrued rental income since the inception of the lease relating to the straight-lining of future scheduled rent increases in accordance with generally accepted accounting principles, the Partnership wrote-off $13,314 of such accrued rental income during 1997. The Partnership intends to reinvest the net sales proceeds in an additional property.

   During 1997, the Partnership entered into a contract to sell the property in Richmond, Virginia (#548) to a third party. In January 1998, the Partnership sold this property for $512,462 and received net sales proceeds in that amount, resulting in a gain of $70,798 for financial reporting purposes. The Partnership intends to reinvest the net sales proceeds in an additional property.

                            CNL INCOME FUND XV, LTD.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          -----
Condensed Balance Sheets as of September 30, 1998 and December 31,
 1997...................................................................  F-358

Condensed Statements of Income for the Quarters and Nine Months Ended
 September 30, 1998 and 1997............................................  F-359

Condensed Statements of Partner's Capital for the Nine Months Ended
 September 30, 1998 and for the Year Ended December 31, 1997............  F-360

Condensed Statements of Cash Flows for the Nine Months Ended
 September 30, 1998 and 1997............................................  F-361

Notes to Condensed Financial Statements for the Quarters and Nine Months
 Ended September 30, 1998 and 1997......................................  F-362

Report of Independent Accountants.......................................  F-364

Balance Sheets as of December 31, 1997 and 1996.........................  F-365

Statements of Income for the Years Ended December 31, 1997, 1996 and
 1995...................................................................  F-366

Statements of Partner's Capital for the Years Ended December 31, 1997,
 1996 and 1995..........................................................  F-367

Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 1995...................................................................  F-368

Notes to Financial Statements for the Years Ended December 31, 1997,
 1996 and 1995..........................................................  F-369

                            CNL INCOME FUND XV, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                         September   December
                                                         30, 1998    31, 1997
                                                        ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $1,004,141 and $801,601..  $23,531,327 $22,145,138
Net investment in direct financing leases.............    7,609,576   9,264,307
Investment in joint ventures..........................    2,743,255   2,561,816
Cash and cash equivalents.............................    1,222,529   1,614,708
Receivables, less allowance for doubtful accounts of
 $7,434 in 1998.......................................          --       26,888
Prepaid expenses......................................       20,315       7,633
Organization costs, less accumulated amortization of
 $9,049 and $7,548....................................          951       2,452
Accrued rental income.................................    1,474,597   1,422,781
                                                        ----------- -----------
                                                        $36,602,550 $37,045,723
                                                        =========== ===========

           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................... $     1,078 $     6,991
Accrued and escrowed real estate taxes payable.........      31,820       6,158
Distributions payable..................................     800,000     800,000
Due to related parties.................................       5,049       4,311
Rents paid in advance and deposits.....................         --        4,860
                                                        ----------- -----------
Total liabilities......................................     837,947     822,320
Partners' capital......................................  35,764,603  36,223,403
                                                        ----------- -----------
                                                        $36,602,550 $37,045,723
                                                        =========== ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND XV, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                        Quarter Ended      Nine Months Ended
                                        September 30,        September 30,
                                     ------------------- ----------------------
                                       1998      1997       1998        1997
                                     --------- --------- ----------  ----------
Revenues:
  Rental income from operating
   leases..........................  $ 613,294 $ 631,816 $1,849,278  $1,894,349
  Adjustments to accrued rental
   income..........................        --        --    (250,631)        --
  Earned income from direct
   financing leases................    219,480   264,571    726,544     795,619
  Interest and other income........     12,045    15,534     51,682      45,595
                                     --------- --------- ----------  ----------
                                       844,819   911,921  2,376,873   2,735,563
                                     --------- --------- ----------  ----------
Expenses:
  General operating and
   administrative..................     40,231    31,490    107,194     101,281
  Professional services............      5,358     5,077     18,867      15,189
  Management fees to related
   parties.........................      8,180     8,847     25,475      26,312
  Real estate taxes................     28,562       --      31,208         --
  State and other taxes............        --        --      27,763      26,009
  Depreciation and amortization....     80,468    62,099    204,668     186,248
                                     --------- --------- ----------  ----------
                                       162,799   107,513    415,175     355,039
                                     --------- --------- ----------  ----------
Income Before Equity in Earnings of
 Joint Ventures....................    682,020   804,408  1,961,698   2,380,524
Equity in Earnings of Joint
 Ventures..........................     59,208    60,424    179,502     177,735
                                     --------- --------- ----------  ----------
Net Income.........................  $ 741,228 $ 864,832 $2,141,200  $2,558,259
                                     ========= ========= ==========  ==========
Allocation of Net Income:
  General partners.................  $   7,412 $   8,649 $   21,412  $   25,583
  Limited partners.................    733,816   856,183  2,119,788   2,532,676
                                     --------- --------- ----------  ----------
                                     $ 741,228 $ 864.832 $2,141,200  $2,558,259
                                     ========= ========= ==========  ==========
Net Income Per Limited Partner
 Unit..............................  $    0.18 $    0.21 $     0.53  $     0.63
                                     ========= ========= ==========  ==========
Weighted Average Number of Limited
 Partner Units Outstanding.........  4,000,000 4,000,000  4,000,000   4,000,000
                                     ========= ========= ==========  ==========


                See accompanying notes to financial statements.

                            CNL INCOME FUND XV, LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                 Nine Months Ended  Year Ended
                                                   September 30,   December 31,
                                                 ----------------- ------------
                                                       1998            1997
                                                 ----------------- ------------
General partners:
  Beginning balance.............................    $   117,411    $    83,062
  Net income....................................         21,412         34,349
                                                    -----------    -----------
                                                        138,823        117,411
                                                    -----------    -----------
Limited partners:
  Beginning balance.............................     36,105,992     35,905,436
  Net income....................................      2,119,788      3,400,556
  Distributions ($0.65 and $0.80 per limited
   partner unit, respectively)..................    (2,600,000)    (3,200,000)
                                                    -----------    -----------
                                                     35,625,780     36,105,992
                                                    -----------    -----------
Total partners' capital.........................    $35,764,603    $36,223,403
                                                    ===========    ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND XV, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                          Nine Months Ended
                                                            September 30,
                                                       ------------------------
                                                          1998         1997
                                                       -----------  -----------
Increase (Decrease) in Cash and Cash
Equivalents:
  Net Cash Provided by Operating Activities........... $ 2,415,807  $ 2,550,613
                                                       -----------  -----------
  Cash Flows from Investing Activities:
    Investment in joint ventures......................    (207,986)         --
    Return of capital from joint venture..............         --        51,950
                                                       -----------  -----------
      Net cash provided by (used in)
       investing activities...........................    (207,986)      51,950
                                                       -----------  -----------
  Cash Flows from Financing Activities:
    Distributions to limited partners.................  (2,600,000)  (2,480,000)
                                                       -----------  -----------
      Net cash used in financing
       activities.....................................  (2,600,000)  (2,480,000)
                                                       -----------  -----------
 Net Increase (Decrease) in Cash and Cash
  Equivalents.........................................    (392,179)     122,563
 Cash and Cash Equivalents at Beginning
  of Period...........................................   1,614,708    1,536,163
                                                       -----------  -----------
 Cash and Cash Equivalents at End of Period........... $ 1,222,529  $ 1,658,726
                                                       ===========  ===========
 Supplemental Schedule of Non-Cash Investing
  and Financing Activities
  Net investment in direct financing lease
   reclassified to land and building on operating
   leases as a result of lease termination............ $ 1,588,729  $       --
                                                       ===========  ===========
  Distributions declared and unpaid at end of
   period............................................. $   800,000  $   800,000
                                                       ===========  ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND XV, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

           Quarters and Nine Months Ended September 30, 1998 and 1997

1. Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter and nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund XV, Ltd. (the "Partnership") for the year ended December 31, 1997.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

2. Net Investment in Direct Financing Leases

   During the nine months ended September 30, 1998, four of the Partnership's leases with Long John Silver's, Inc. were rejected in connection with the tenant filing for bankruptcy. As a result, the Partnership reclassified these assets from net investment in direct financing leases to land and buildings on operating leases. In accordance with the Statement of Financial Accounting Standards #13, "Accounting for Leases," the Partnership recorded the reclassified assets at the lower of original cost, present fair value, or present carrying amount. No losses on the termination of direct financing leases were recorded for financial reporting purposes.

3. Investment in Joint Ventures

   In June 1998, the Partnership acquired a 14.93% interest in a property in Fort Myers, Florida, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investments are included in investment in joint ventures.

                            CNL INCOME FUND XV, LTD.
                        (A Florida Limited Partnership)

               NOTES TO CONDENSED FINANCIAL STATEMENTS--Continued

           Quarters and Nine Months Ended September 30, 1998 and 1997

   Wood-Ridge Real Estate Joint Venture and the Partnership and affiliates as tenants-in-common in two separate tenancy-in-common arrangements, own and lease six properties and one property, respectively, to operators of national fast-food or family-style restaurants. The following presents the combined, condensed financial information for all of the Partnership's investments in joint ventures at:

                                                   September 30, December 31,
                                                       1998          1997
                                                   ------------- ------------
     Land and buildings on operating leases, less
      accumulated depreciation....................  $6,094,108    $5,563,722
     Net investment in direct financing lease.....     829,116           --
     Cash.........................................       8,207        10,890
     Receivables..................................         --          5,923
     Accrued rental income........................     117,515        74,001
     Other assets.................................         955         1,078
     Liabilities..................................      24,817        18,195
     Partners' capital............................   7,025,084     5,637,419
     Revenues.....................................     534,294       650,354
     Net income...................................     425,472       522,611

   The Partnership recognized income totaling $179,502 and $177,735 for the nine months ended September 30, 1998 and 1997, respectively, from these joint ventures, $59,208 and $60,424 of which was earned during the quarters ended September 30, 1998 and 1997, respectively.

                       Report of Independent Accountants

To the Partners
CNL Income Fund XV, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund XV, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund XV, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
January 19, 1998

                            CNL INCOME FUND XV, LTD.
                        (A Florida Limited Partnership)

                                 BALANCE SHEETS

                                                            December 31,
                                                       -----------------------
                                                          1997        1996
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation............................. $22,145,138 $22,390,701
Net investment in direct financing leases.............   9,264,307   9,351,815
Investment in joint ventures..........................   2,561,816   2,624,620
Cash and cash equivalents.............................   1,614,708   1,536,163
Receivables, less allowance for doubtful accounts of
 $1,458 in 1996.......................................      26,888      30,176
Prepaid expenses......................................       7,633       7,049
Organization costs, less accumulated amortization of
 $7,548 and $5,548....................................       2,452       4,452
Accrued rental income.................................   1,422,781     991,702
                                                       ----------- -----------
                                                       $37,045,723 $36,936,678
                                                       =========== ===========

           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................... $     6,991 $     3,053
Escrowed real estate taxes payable.....................       6,158       8,581
Distributions payable..................................     800,000     880,000
Due to related parties.................................       4,311       1,355
Rents paid in advance..................................       4,860      55,191
                                                        ----------- -----------
Total liabilities......................................     822,320     948,180
Partners' capital......................................  36,223,403  35,988,498
                                                        ----------- -----------
                                                        $37,045,723 $36,936,678
                                                        =========== ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND XV, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                 Year Ended December 31,
                                             --------------------------------
                                                1997       1996       1995
                                             ---------- ---------- ----------
Revenues:
  Rental income from operating leases....... $2,527,261 $2,527,261 $2,492,250
  Earned income from direct financing
   leases...................................  1,059,530  1,069,205    954,495
  Contingent rental income..................     25,791     23,318     97,539
  Interest and other income.................     56,183     55,964     90,095
                                             ---------- ---------- ----------
                                              3,668,765  3,675,748  3,634,379
                                             ---------- ---------- ----------
Expenses:
  General operating and administrative......    135,714    149,388    150,586
  Professional services.....................     24,526     19,881     30,960
  Management fees to related parties........     35,321     35,126     34,213
  State and other taxes.....................     29,200     30,924     12,560
  Depreciation and amortization.............    248,348    248,232    243,175
                                             ---------- ---------- ----------
                                                473,109    483,551    471,494
                                             ---------- ---------- ----------
Income Before Equity in Earnings of Joint
 Ventures and Loss on Sale of Land..........  3,195,656  3,192,197  3,162,885
Equity in Earnings of Joint Ventures........    239,249    392,862    280,606
Loss on Sale of Land........................        --         --     (71,023)
                                             ---------- ---------- ----------
Net Income.................................. $3,434,905 $3,585,059 $3,372,468
                                             ========== ========== ==========
Allocation of Net Income:
General partners............................ $   34,349 $   35,851 $   34,352
Limited partners............................  3,400,556  3,549,208  3,338,116
                                             ---------- ---------- ----------
                                             $3,434,905 $3,585,059 $3,372,468
                                             ========== ========== ==========
Net Income Per Limited Partner Unit......... $     0.85 $     0.89 $     0.83
                                             ========== ========== ==========
Weighted Average Number of Limited Partner
 Units Outstanding..........................  4,000,000  4,000,000  4,000,000
                                             ========== ========== ==========

                See accompanying notes to financial statements.

                            CNL INCOME FUND XV, LTD.
                        (A Florida Limited Partnership)

                        STATEMENTS OF PARTNERS' CAPITAL

                  Years Ended December 31, 1997, 1996 and 1995

                          General Partners                 Limited Partners
                          ---------------- -------------------------------------------------
                                  Accumu-                              Accumu-
                          Contri-  lated     Contri-     Distri-        lated    Syndication
                          butions Earnings   butions     butions      Earnings      Costs        Total
                          ------- -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1994...................  $1,000  $ 11,859 $40,000,000 $ (1,185,946) $ 1,174,059 $(4,790,000) $35,210,972
Distributions to limited
 partners ($0.73 per
 limited
 partner unit)..........     --        --          --    (2,900,001)         --          --    (2,900,001)
Net income..............     --     34,352         --           --     3,338,116         --     3,372,468
                          ------  -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1995...................   1,000    46,211  40,000,000   (4,085,947)   4,512,175  (4,790,000)  35,683,439
Distributions to limited
 partners ($0.82 per
 limited
 partner unit)..........     --        --          --    (3,280,000)         --          --    (3,280,000)
Net income..............     --     35,851         --           --     3,549,208         --     3,585,059
                          ------  -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1996...................   1,000    82,062  40,000,000   (7,365,947)   8,061,383  (4,790,000)  35,988,498
Distributions to limited
 partners ($0.80 per
 limited
 partner unit)..........     --        --          --    (3,200,000)         --          --    (3,200,000)
Net income..............     --     34,349         --           --     3,400,556         --     3,434,905
                          ------  -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1997...................  $1,000  $116,411 $40,000,000 $(10,565,947) $11,461,939 $(4,790,000) $36,223,403
                          ======  ======== =========== ============  =========== ===========  ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND XV, LTD.
                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOWS

                                                 Year Ended December 31,
                                             ----------------------------------
                                                1997        1996        1995
                                             ----------  ----------  ----------
Increase (Decrease) in Cash and Cash
 Equivalents:
Cash Flows From Operating Activities:
  Cash received from tenants...............  $3,228,741  $3,378,973  $3,136,569
  Distributions from joint ventures........     249,318     259,407     237,566
  Cash paid for expenses...................    (218,106)   (246,748)   (222,824)
  Interest received........................      46,642      43,050      88,059
                                             ----------  ----------  ----------
    Net cash provided by operating
     activities............................   3,306,595   3,434,682   3,239,370
                                             ----------  ----------  ----------
Cash Flows From Investing Activities:
  Proceeds from sale of land...............         --          --      811,706
  Additions to land and buildings on
   operating leases........................         --          --   (1,625,601)
  Investment in direct financing leases....         --          --   (2,412,973)
  Investment in joint ventures.............         --     (129,939)   (720,552)
  Return of capital from joint venture.....      51,950         --          --
  Other....................................         --          --       25,150
                                             ----------  ----------  ----------
    Net cash provided by (used in)investing
     activities............................      51,950    (129,939) (3,922,270)
                                             ----------  ----------  ----------
Cash Flows From Financing Activities:
  Reimbursement of acquisition costs paid
   by related parties on behalf of the
   Partnership.............................         --          --      (23,507)
  Distributions to limited partners........  (3,280,000) (3,200,000) (2,650,003)
                                             ----------  ----------  ----------
    Net cash used in financing activities..  (3,280,000) (3,200,000) (2,673,510)
                                             ----------  ----------  ----------
Net Increase (Decrease) in Cash and Cash
 Equivalents...............................      78,545     104,743  (3,356,410)
Cash and Cash Equivalents at Beginning of
 year......................................   1,536,163   1,431,420   4,787,830
                                             ----------  ----------  ----------
Cash and Cash Equivalents at End of Year...  $1,614,708  $1,536,163  $1,431,420
                                             ==========  ==========  ==========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
Net income.................................  $3,434,905  $3,585,059  $3,372,468
                                             ----------  ----------  ----------
Adjustments to reconcile net income to net
 cash provided by operating activities:
Depreciation...............................     245,563     245,563     241,175
Amortization...............................       2,785       2,669       2,000
Equity in earnings of joint ventures, net
 of distributions..........................      10,069    (133,455)    (43,040)
Loss on sale of land.......................         --          --       71,023
Decrease (increase) in receivables.........       3,288      58,013     (38,005)
Decrease in net investment in direct
 financing leases..........................      87,508      77,834      65,572
Increase in prepaid expenses...............        (584)     (4,234)     (2,815)
Increase in accrued rental income..........    (431,079)   (431,654)   (429,233)
Increase in accounts payable and accrued
 expenses..................................       1,515       1,972       2,586
Increase (decrease) in due to related
 parties, excluding reimbursement of
 acquisition costs paid in behalf of the
 Partnership...............................       2,956      (6,880)      7,683
Increase (decrease) in rents paid in
 advance...................................     (50,331)     39,795     (10,044)
                                             ----------  ----------  ----------
Total adjustments..........................    (128,310)   (150,377)   (133,098)
                                             ----------  ----------  ----------
Net Cash Provided by Operating Activities..  $3,306,595  $3,434,682  $3,239,370
                                             ==========  ==========  ==========
Supplemental Schedule of Non-Cash Financing
 Activities:
Distributions declared and unpaid at
 December 31...............................  $  800,000  $  880,000  $  800,000
                                             ==========  ==========  ==========

                See accompanying notes to financial statements.

                           CNL INCOME FUND XV, LTD.
                        (A Florida Limited Partnership)

                         NOTES TO FINANCIAL STATEMENTS

                 Years Ended December 31, 1997, 1996 and 1995

1. Significant Accounting Policies

   Organization and Nature of Business--CNL Income Fund XV, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

    Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

    Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

    Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value.

   Investment in Joint Ventures--The Partnership accounts for its interests in Wood-Ridge Real Estate Joint Venture and a property in Clinton, North Carolina, held as tenants-in-common with affiliates, using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

                           CNL INCOME FUND XV, LTD.
                        (A Florida Limited Partnership)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

                 Years Ended December 31, 1997, 1996 and 1995

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Organization Costs--Organization costs are amortized over five years using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

   Reclassification--Certain items in the prior years' financial statements have been reclassified to conform to 1997 presentation. These reclassifications had no effect on partners' capital or net income.

2. Leases

   The Partnership leases its land or land and buildings primarily to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases are classified as operating leases and some of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portions of the majority of these leases are operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to five successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1997         1996
                                                       -----------  -----------
     Land............................................. $15,579,852  $15,579,852
     Buildings........................................   7,366,887    7,366,887
                                                       -----------  -----------
                                                        22,946,739   22,946,739
     Less accumulated depreciation....................    (801,601)    (556,038)
                                                       -----------  -----------
                                                       $22,145,138  $22,390,701
                                                       ===========  ===========

                           CNL INCOME FUND XV, LTD.
                        (A Florida Limited Partnership)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

                 Years Ended December 31, 1997, 1996 and 1995

     Generally, the leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997, 1996 and 1995, the Partnership recognized $431,079, $431,654 and $429,233, respectively, of such rental income.

     The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1997:

     1998........................................................... $ 2,096,763
     1999...........................................................   2,171,812
     2000...........................................................   2,329,693
     2001...........................................................   2,333,165
     2002...........................................................   2,364,378
     Thereafter.....................................................  28,891,694
                                                                     -----------
                                                                     $40,187,505
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Net Investment in Direct Financing Leases

   The following lists the components of the net investment in direct financing leases at December 31:

                                                          1997         1996
                                                       -----------  -----------
     Minimum lease payments receivable................ $19,905,444  $21,052,482
     Estimated residual values........................   2,873,859    2,873,859
     Less unearned income............................. (13,514,996) (14,574,526)
                                                       -----------  -----------
     Net investment in direct financing leases........ $ 9,264,307  $ 9,351,815
                                                       ===========  ===========

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1997:

     1998........................................................... $ 1,147,038
     1999...........................................................   1,147,038
     2000...........................................................   1,149,782
     2001...........................................................   1,155,269
     2002...........................................................   1,177,626
     Thereafter.....................................................  14,128,691
                                                                     -----------
                                                                     $19,905,444
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

                           CNL INCOME FUND XV, LTD.
                        (A Florida Limited Partnership)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

                 Years Ended December 31, 1997, 1996 and 1995

5. Investment in Joint Ventures

   The Partnership has a 50 percent interest in the profits and losses of Wood-Ridge Real Estate Joint Venture. The remaining interest in this joint venture is held by an affiliate of the Partnership which has the same general partners.

   In September 1996, Wood-Ridge Real Estate Joint Venture sold its two properties to the tenant of these properties for $5,020,878 and received net sales proceeds of $5,001,180, resulting in a gain to the joint venture of approximately $261,100 for financial reporting purposes. These properties were originally acquired by Wood-Ridge Real Estate Joint Venture in September 1994 and had a combined, total cost of approximately $4,302,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the joint venture sold these properties for approximately $698,700 in excess of their original purchase price.

   In October 1996 and January 1997, Wood-Ridge Real Estate Joint Venture reinvested $4,404,046 and $502,598, respectively, of the net sales proceeds from the sale of the two properties during 1996, in five properties and one property, respectively. As of December 31, 1997, the Partnership had received approximately $52,000, representing its pro-rata share of the uninvested net sales proceeds. As of December 31, 1997, the Partnership owned a 50 percent interest in the profits and losses of the joint venture.

   In January 1996, the Partnership acquired a property in Clinton, North Carolina, with affiliates of the general partners as tenants-in-common. In connection therewith, the Partnership contributed $122,439 for a 15.02% interest in such property. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures.

   Wood-Ridge Real Estate Joint Venture, and the Partnership and affiliates, as tenants-in-common, own and lease six properties and one property, respectively, to operators of national fast-food or family-style restaurants. The following presents the combined, condensed financial information for all of the Partnership's investments in joint ventures at December 31:

                                                           1997       1996
                                                        ---------- ----------
     Land and buildings on operating leases, less
      accumulated depreciation......................... $5,563,722 $5,178,396
     Cash..............................................     10,890        781
     Restricted cash...................................        --     595,426
     Receivables.......................................      5,923     15,200
     Accrued rental income.............................     74,001     11,971
     Other assets......................................      1,078     15,263
     Liabilities.......................................     18,195     33,238
     Partners' capital.................................  5,637,419  5,783,799
     Revenues..........................................    650,354    643,646
     Gain on sale of land and buildings................        --     261,106
     Net income........................................    522,611    837,850

   The Partnership recognized income totaling $239,249, $392,862 and $280,606 for the years ended December 31, 1997, 1996 and 1995, respectively, from these entities.

                           CNL INCOME FUND XV, LTD.
                        (A Florida Limited Partnership)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

                 Years Ended December 31, 1997, 1996 and 1995

6. Allocations and Distributions

   Generally, all net income and losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners shall be subordinated to receipt by the limited partners of an aggregate, eight percent, cumulative, noncompounded annual return on their invested capital contributions (the "Limited Partners' 8% Return").

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their Limited Partners' 8% Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts, and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During the years ended December 31, 1997, 1996 and 1995, the Partnership declared distributions to the limited partners of $3,200,000, $3,280,000 and $2,900,001, respectively. No distributions have been made to the general partners to date.

7. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                               1997        1996        1995
                                            ----------  ----------  ----------
     Net income for financial reporting
      purposes............................. $3,434,905  $3,585,059  $3,372,468
     Depreciation for tax reporting
      purposes in excess of depreciation
      for financial reporting purposes.....   (160,007)   (160,007)   (139,941)
     Direct financing leases recorded as
      operating leases for tax reporting
      purposes.............................     87,508      77,834      65,572
     Loss on sale of land for financial
      reporting purposes in excess of loss
      for tax reporting purposes...........        --          --       71,023
     Equity in earnings of joint ventures
      for financial reporting purposes in
      excess of equity in earnings of joint
      ventures for tax reporting purposes..     23,823    (158,836)    (67,933)
     Accrued rental income.................   (431,079)   (431,654)   (429,233)
     Rents paid in advance.................    (50,331)     39,795     (10,044)
     Other.................................       (670)      2,127         --
                                            ----------  ----------  ----------
     Net income for federal income tax
      purposes............................. $2,904,149  $2,954,318  $2,861,912
                                            ==========  ==========  ==========

                            CNL INCOME FUND XV, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

8. Related Party Transactions

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the parent company of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, served as president of CNL Fund Advisors, Inc. through October 1997. CNL Income Fund Advisors, Inc. was a wholly owned subsidiary of CNL Group, Inc. until its merger, effective January 1, 1996, with CNL Fund Advisors, Inc. During the years ended December 31, 1997, 1996 and 1995, CNL Income Fund Advisors, Inc. and CNL Fund Advisors, Inc. (hereinafter referred to collectively as the "Affiliates") each performed certain services for the Partnership, as described below.

   During the years ended December 31, 1997, 1996 and 1995, certain Affiliates acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay Affiliates a management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures. The management fee, which will not exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of the Affiliates. All or any portion of the management fee not taken as to any fiscal year shall be deferred without interest and may be taken in such other fiscal year as the Affiliates shall determine. The Partnership incurred management fees of $35,321, $35,126 and $34,213 for the years ended December 31, 1997, 1996 and 1995, respectively.

   Certain Affiliates are also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliates provide a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 8% Preferred Return, plus their invested capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1997, 1996 and 1995, Affiliates of the general partners provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $78,051, $87,265 and $87,894 for the years ended December 31, 1997, 1996 and 1995, respectively, for such services.

   The due to related parties at December 31, 1997 and 1996, totaled $4,311 and $1,355, respectively.

                            CNL INCOME FUND XV, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

9. Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual lessees or affiliated groups of lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures) for at least one of the years ended December 31:

                                                       1997     1996     1995
                                                     -------- -------- --------
     Checkers Drive-In
      Restaurants, Inc.............................. $716,905 $723,558 $731,967
     Long John Silver's, Inc........................  710,325  714,804  721,162
     Flagstar Enterprises, Inc.
      and Quincy's Restaurants, Inc.................  635,413  638,042  639,981
     Golden Corral Corporation......................  582,600  531,775  567,697
     Foodmaker, Inc.................................  417,426  417,426  417,426

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of rental and earned income from joint ventures) for at least one of the years ended December 31:

                                                       1997     1996     1995
                                                     -------- -------- --------
     Long John Silver's............................. $773,265 $777,743 $758,408
     Checkers Drive-In Restaurants..................  716,905  723,558  731,967
     Golden Corral Family
      Steakhouse Restaurants........................  582,600  531,775  567,697
     Hardee's.......................................  543,889  546,037  547,539
     Jack in the Box................................  417,426  417,426  417,426

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

                           CNL INCOME FUND XVI, LTD.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

Condensed Balance Sheets as of September 30, 1998 and December 31, 1997..  F-377
Condensed Statements of Income for the Quarters and Nine Months Ended
 September 30, 1998 and 1997.............................................  F-378
Condensed Statements of Partner's Capital for the Nine Months Ended Sep-
 tember 30, 1998 and for the Year Ended December 31, 1997................  F-379
Condensed Statements of Cash Flows for the Nine Months Ended September
 30, 1998 and 1997.......................................................  F-380
Notes to Condensed Financial Statements for the Quarters and Nine Months
 Ended September 30, 1998 and 1997.......................................  F-382
Report of Independent Accountants........................................  F-385
Balance Sheets as of December 31, 1997 and 1996..........................  F-386
Statements of Income for the Years Ended December 31, 1997, 1996 and
 1995....................................................................  F-387
Statements of Partner's Capital for the Years Ended December 31, 1997,
 1996 and 1995...........................................................  F-388
Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 1995....................................................................  F-389
Notes to Financial Statements for the Years Ended December 31, 1997, 1996
 and 1995................................................................  F-390

                           CNL INCOME FUND XVI, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                    September 30, December 31,
                                                        1998          1997
                                                    ------------- ------------
                      ASSETS
Land and buildings on operating leases, less accu-
 mulated depreciation
 and allowance for loss on land and building.......  $30,418,876  $30,658,994
Net investment in direct financing leases..........    5,373,527    5,968,812
Investment in joint ventures.......................    1,510,306      771,684
Cash and cash equivalents..........................    1,641,160    1,673,869
Restricted cash....................................          --       627,899
Receivables, less allowance for doubtful accounts
 of $51,686 and $879...............................          --        31,946
Prepaid expenses...................................       22,089        9,293
Organization costs, less accumulated amortization
 of $8,050 and $6,550..............................        1,950        3,450
Accrued rental income..............................    1,398,364    1,192,373
                                                     -----------  -----------
                                                     $40,366,272  $40,938,320
                                                     ===========  ===========
         LIABILITIES AND PARTNERS' CAPITAL
Construction costs payable.........................  $       --   $    53,278
Accounts payable...................................        2,927        2,707
Accrued and escrowed real estate taxes payable.....       32,363        4,353
Distributions payable..............................      900,000      900,000
Due to related parties.............................        5,178        3,351
Rents paid in advance and deposits.................       39,871       69,705
                                                     -----------  -----------
  Total liabilities................................      980,339    1,033,394
Partners' capital..................................   39,385,933   39,904,926
                                                     -----------  -----------
                                                     $40,366,272  $40,938,320
                                                     ===========  ===========



                See accompanying notes to financial statements.

                           CNL INCOME FUND XVI, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                      Quarter Ended        Nine Months Ended
                                      September 30,          September 30,
                                  ---------------------- ----------------------
                                     1998        1997       1998        1997
                                  ----------  ---------- ----------  ----------
Revenues:
  Rental income from operating
   leases........................ $  854,766  $  888,575 $2,626,090  $2,677,179
  Adjustment to accrued rental
   income........................       (433)        --    (119,505)        --
  Earned income from direct
   financing leases..............    133,949     175,648    469,325     527,794
  Interest and other income......     10,716      19,767     45,220      58,596
                                  ----------  ---------- ----------  ----------
                                     998,998   1,083,990  3,021,130   3,263,569
                                  ----------  ---------- ----------  ----------
Expenses:
  General operating and
   administrative................     47,302      33,457    121,325     114,516
  Professional services..........      8,320       5,684     26,271      18,996
  Management fees to related
   parties.......................      9,257       9,823     29,073      29,565
  Real estate taxes..............     29,370         --      30,209         --
  State and other taxes..........          7          25     19,398      20,559
  Loss on termination of direct
   financing lease...............      4,471         --       4,471         --
  Depreciation and amortization..    144,394     140,916    413,391     422,966
                                  ----------  ---------- ----------  ----------
                                     243,121     189,905    644,138     606,602
                                  ==========  ========== ==========  ==========
Income Before Equity in Earnings
 of Joint Ventures, Gain on Sale
 of Land and Provision for Loss
 on Land and Building............    755,877     894,085  2,376,992   2,656,967
Equity in Earnings of Joint
 Ventures........................     33,458      18,506     98,414      55,126
Gain on Sale of Land.............        --          --         --       41,148
Provision for Loss on Land and
 Building........................   (204,399)        --    (204,399)        --
                                  ----------  ---------- ----------  ----------
Net Income....................... $  584,936  $  912,591 $2,271,007  $2,753,241
                                  ==========  ========== ==========  ==========
Allocation of Net Income:
  General partners............... $    7,327  $    9,125 $   24,188  $   27,120
  Limited partners...............    577,609     903,466  2,246,819   2,726,121
                                  ----------  ---------- ----------  ----------
                                  $ 5584,936  $  912,591 $2,271,007  $2,753,241
                                  ==========  ========== ==========  ==========
Net Income Per Limited Partner
 Unit............................ $     0.13  $     0.20 $     0.50  $     0.61
                                  ==========  ========== ==========  ==========
Weighted Average Number of
 Limited Partner Units
 Outstanding.....................  4,500,000   4,500,000  4,500,000   4,500,000
                                  ==========  ========== ==========  ==========

                See accompanying notes to financial statements.

                            CNL INCOME FUND XVI LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                                   Year Ended
                                                 Nine Months Ended  December
                                                   September 30,       31,
                                                       1998           1997
                                                 ----------------- -----------
General partners:
  Beginning balance.............................    $    99,615    $    63,423
  Net income....................................         24,188         36,192
                                                    -----------    -----------
                                                        123,803         99,615
                                                    -----------    -----------
Limited partners:
  Beginning balance.............................     39,805,311     39,781,176
  Net income....................................      2,246,819      3,624,135
  Distributions ($0.62 and $0.80 per limited
   partner unit, respectively)..................     (2,790,000)    (3,600,000)
                                                    -----------    -----------
                                                     39,262,130     39,805,311
                                                    -----------    -----------
    Total partners' capital.....................    $39,385,933    $39,904,926
                                                    ===========    ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND XVI, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                         Nine Months Ended
                                                           September 30,
                                                      ------------------------
                                                         1998         1997
                                                      -----------  -----------
Increase (Decrease) in Cash and Cash Equivalents:
  Net Cash Provided by Operating Activities.......... $ 2,759,611  $ 2,923,755
                                                      -----------  -----------
Cash Flows from Investing Activities:
  Proceeds from sale of land and building............         --       610,384
  Reimbursement from developer of construction
   costs.............................................     161,648          --
  Additions to land and buildings on operating
   leases............................................      (3,545)     (23,501)
  Investment in direct financing leases..............     (28,403)     (29,257)
  Investment in joint ventures.......................    (742,404)         --
  Decrease in restricted cash........................     610,384          --
                                                      -----------  -----------
    Net cash provided by (used in) investing
     activities......................................      (2,320)     557,626
                                                      -----------  -----------
Cash Flows from Financing Activities:
  Distributions to limited partners..................  (2,790,000)  (2,700,000)
                                                      -----------  -----------
    Net cash used in financing activities............  (2,790,000)  (2,700,000)
                                                      -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents.........................................     (32,709)     781,381
Cash and Cash Equivalents at Beginning of Period.....   1,673,869    1,546,203
                                                      -----------  -----------
Cash and Cash Equivalents at End of Period........... $ 1,641,160  $ 2,327,584
                                                      ===========  ===========



                See accompanying notes to financial statements.

                           CNL INCOME FUND XVI, LTD.
                        (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF CASH FLOWS--CONTINUED

                                                              Nine Months Ended
                                                                September 30,
                                                              -----------------
                                                                1998     1997
                                                              -------- --------
Supplemental Schedule of Non-Cash Investing and Financing
 Activities:
  Land and building under operating lease exchanged for land
   and building under operating lease........................ $827,789 $     --
                                                              ======== ========
  Land and building under direct financing lease exchanged
   for land and building under direct financing lease........ $761,334 $     --
                                                              ======== ========
  Net investment in direct financing lease reclassified to
   land and building on operating lease as aresult of lease
   termination............................................... $534,275 $     --
                                                              ======== ========
  Distributions declared and unpaid at end of period......... $900,000 $900,000
                                                              ======== ========



                See accompanying notes to financial statements.

                           CNL INCOME FUND XVI, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

           Quarters and Nine months Ended September 30, 1998 and 1997

1.Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter and nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund XVI, Ltd. (the "Partnership") for the year ended December 31, 1997.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

2.Land and Building on Operating Leases

   Land and buildings on operating leases consisted of the following at:

                                                    September 30, December 31,
                                                        1998          1997
                                                    ------------- ------------
   Land............................................  $15,378,218  $15,259,455
   Buildings.......................................   17,094,391   16,836,982
                                                     -----------  -----------
                                                      32,472,609   32,096,437
   Less accumulated depreciation...................   (1,849,334)  (1,437,443)
                                                     -----------  -----------
                                                      30,623,275   30,658,994
   Less allowance for loss on land and building....     (204,399)         --
                                                     -----------  -----------
                                                     $30,418,876  $30,658,994
                                                     ===========  ===========

   In May 1998, the tenant of the property in Madison, Tennessee exercised its option under the terms of its lease agreement, to substitute a replacement property for the existing, non-performing property. In conjunction therewith, the Partnership exchanged the non-performing Boston Market property in Madison, Tennessee for a Boston Market property in Lawrence, Kansas. The lease for the property in Madison, Tennessee was amended to allow the property in Lawrence, Kansas to continue under the terms of the original lease. All closing costs were paid by the tenant. The Partnership accounted for this as a nonmonetary exchange of similar assets and recorded the acquisition of the property in Lawrence, Kansas at the net book value of the property in Madison, Tennessee. No gain or loss was recognized due to this being accounted for as a nonmonetary exchange of similar assets.

   During the nine months ended September 30, 1998, the Partnership established an allowance for loss on land and building of $204,399, relating to the property located in Celina, Ohio. The allowance represents the difference between the carrying value of the property at September 30, 1998 and the current estimate of net realizable value for this property.

                           CNL INCOME FUND XVI, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

           Quarters and Nine months Ended September 30, 1998 and 1997

3.Net Investment in Direct Financing Leases

   In June 1998, the tenant of the property in Chattanooga, Tennessee exercised its option under the terms of its lease agreement, to substitute a replacement property for the existing, non-performing property. In conjunction therewith, the Partnership exchanged the non-performing Boston Market property in Chattanooga, Tennessee for a Boston Market property in Indianapolis, Indiana. The lease for the property in Chattanooga, Tennessee was amended to allow the property in Indianapolis, Indiana to continue under the terms of the original lease. All closing costs were paid by the tenant. The Partnership accounted for this as a nonmonetary exchange of similar assets and recorded the acquisition of the property in Indianapolis, Indiana at the net book value of the property in Chattanooga, Tennessee. No gain or loss was recognized due to this being accounted for as a nonmonetary exchange of similar assets.

   During the quarter and nine months ended September 30, 1998, one of the Partnership's leases with Long John Silver's, Inc. was rejected in connection with the tenant filing for bankruptcy. As a result, the Partnership reclassified the asset from net investment in direct financing leases to land and buildings on operating leases. In accordance with Statement of Financial Accounting Standards #13, "Accounting for Leases," the Partnership recorded the reclassified asset at the lower of original cost, present fair value, or present carrying amount, which resulted in a loss on the termination of a direct financing lease of $4,471 for financial reporting purposes.

4.Investment in Joint Ventures

   In January 1998, the Partnership acquired a 40.42% interest in an IHOP property in Memphis, Tennessee, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures.

   In August 1998, the Partnership entered into a joint venture arrangement, Columbus Joint Venture, with affiliates of the general partners, to construct and hold one restaurant property. As of September 30, 1998, the Partnership had contributed $134,507, to purchase land and pay construction costs relating to the joint venture. The Partnership has agreed to contribute approximately $182,946 in additional construction costs to the joint venture. The Partnership will have an approximate 32 percent interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with affiliates.

   Columbus Joint Venture and the Partnership and affiliates as tenants-in-common in two separate tenancy-in-common arrangements, each own and lease one property to operators of national fast-food and family-style restaurants. The following presents the combined, condensed financial information for the joint venture and the two properties held as tenants-in-common with affiliates at:

                                                   September 30, December 31,
                                                       1998          1997
                                                   ------------- ------------
   Land and buildings on operating leases, less
    accumulated depreciation......................  $2,908,637     $941,142
   Cash...........................................       9,842        8,190
   Prepaid expenses...............................         197           29
   Accrued rental income..........................      47,907       20,171
   Liabilities....................................      90,656        8,163
   Partners' capital..............................   2,875,927      961,369
   Revenues.......................................     211,863      112,744
   Net income.....................................     175,432       91,575

                           CNL INCOME FUND XVI, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

           Quarters and Nine months Ended September 30, 1998 and 1997

   The Partnership recognized income totaling $98,414 and $55,126 for the nine months ended September 30, 1998 and 1997, respectively, from these properties, $33,458 and $18,506 of which was earned for the quarters ended September 30, 1998 and 1997, respectively.

5.Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental income from the joint venture and the properties held as tenants-in-common with affiliates) for at least one of the nine month periods ended September 30:

                                                                1998     1997
                                                              -------- --------
   Denny's................................................... $876,194 $873,738
   Golden Corral Family Steakhouse Restaurant................  703,784  710,655
   Jack in the Box...........................................  417,457  417,457
   Boston Market.............................................  372,579  246,975

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

   In October 1998, the tenant of five of the Boston Market properties (including one property held as tenants-in-common with an affiliate of the general partners) filed for bankruptcy. If the leases are eventually rejected, the Partnership anticipates that rental income relating to these properties will terminate until new tenants for the properties are located, or until the properties are sold and the proceeds from such sales are reinvested in additional properties. However, the general partners do not anticipate that any decrease in rental income due to lost revenues relating to these properties will have a material effect on the Partnership's financial position or results of operations.

                       Report of Independent Accountants

To the Partners
CNL Income Fund XVI, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund XVI, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund XVI, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
January 26, 1998

                           CNL INCOME FUND XVI, LTD.
                        (A Florida Limited Partnership)

                                 BALANCE SHEETS

                                                            December 31,
                                                       -----------------------
                                                          1997        1996
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation............................. $30,658,994 $31,766,349
Net investment in direct financing leases.............   5,968,812   6,006,496
Investment in joint venture...........................     771,684     774,389
Cash and cash equivalents.............................   1,673,869   1,546,203
Restricted cash.......................................     627,899         --
Receivables, less allowance for doubtful accounts of
 $879 and $9,875......................................      31,946      76,094
Prepaid expenses......................................       9,293       9,174
Organization costs, less accumulated amortization of
 $6,550 and $4,550....................................       3,450       5,450
Accrued rental income.................................   1,192,373     771,487
                                                       ----------- -----------
                                                       $40,938,320 $40,955,642
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Acquisition and construction costs payable............ $    53,278 $   106,036
Accounts payable......................................       2,707       2,262
Escrowed real estate taxes payable....................       4,353       3,343
Distributions payable.................................     900,000     900,000
Due to related parties................................       3,351       2,292
Rents paid in advance and deposits....................      69,705      97,110
                                                       ----------- -----------
    Total liabilities.................................   1,033,394   1,111,043
Partners' capital.....................................  39,904,926  39,844,599
                                                       ----------- -----------
                                                       $40,938,320 $40,955,642
                                                       =========== ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND XVI, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                  Year Ended December 31,
                                              --------------------------------
                                                 1997       1996       1995
                                              ---------- ---------- ----------
Revenues:
  Rental income from operating leases........ $3,562,920 $3,571,244 $2,209,434
  Earned income from direct financing
   leases....................................    703,149    726,314    489,522
  Contingent rental income...................     35,604     37,600        --
  Interest...................................     73,634     75,160    321,137
  Other income...............................      7,180      8,232      3,548
                                              ---------- ---------- ----------
                                               4,382,487  4,418,550  3,023,641
                                              ---------- ---------- ----------
Expenses:
  General operating and administrative.......    186,934    183,734    187,800
  Professional services......................     25,352     26,569     59,526
  Management fees to related parties.........     40,087     39,206     24,128
  State and other taxes......................     20,559     12,369      3,141
  Depreciation and amortization..............    563,883    552,447    318,205
                                              ---------- ---------- ----------
                                                 836,815    814,325    592,800
                                              ---------- ---------- ----------
Income Before Equity in Earnings of Joint
 Venture and Gain on Sale of Land and
 Buildings...................................  3,545,672  3,604,225  2,430,841
Equity in Earnings of Joint Venture..........     73,507     19,668        --
Gain on Sale of Land and Buildings...........     41,148    124,305        --
                                              ---------- ---------- ----------
Net Income................................... $3,660,327 $3,748,198 $2,430,841
                                              ========== ========== ==========
Allocation of Net Income:
  General partners........................... $   36,192 $   36,239 $   24,308
  Limited partners...........................  3,624,135  3,711,959  2,406,533
                                              ---------- ---------- ----------
                                              $3,660,327 $3,748,198 $2,430,841
                                              ========== ========== ==========
Net Income Per Limited Partner Unit.......... $     0.81 $     0.82 $     0.60
                                              ========== ========== ==========
Weighted Average Number of Limited Partner
 Units Outstanding...........................  4,500,000  4,500,000  4,010,281
                                              ========== ========== ==========

                See accompanying notes to financial statements.

                           CNL INCOME FUND XVI, LTD.
                        (A Florida Limited Partnership)

                        STATEMENTS OF PARTNERS' CAPITAL

                  Years Ended December 31, 1997, 1996 and 1995

                              General Partners                       Limited Partners
                          ------------------------- ---------------------------------------------------
                                        Accumulated                             Accumulated Syndication
                          Contributions  Earnings   Contributions Distributions  Earnings      Costs        Total
                          ------------- ----------- ------------- ------------- ----------- -----------  -----------
Balance, December 31,
 1994...................     $1,000       $ 1,876    $20,174,172   $  (151,434) $  185,701  $(2,737,282) $17,474,033
Contributions from
 limited partners.......        --            --      24,825,828           --          --           --    24,825,828
Distributions to limited
 partners ($0.61 per
 limited partner unit)..        --            --             --     (2,437,832)        --           --    (2,437,832)
Syndication costs.......        --            --             --            --          --    (2,652,718)  (2,652,718)
Net income..............        --         24,308            --            --    2,406,533          --     2,430,841
                             ------       -------    -----------   -----------  ----------  -----------  -----------
Balance, December 31,
 1995...................      1,000        26,184     45,000,000    (2,589,266)  2,592,234   (5,390,000)  39,640,152
Distributions to limited
 partners ($0.79 per
 limited partner unit)..        --            --             --     (3,543,751)        --           --    (3,543,751)
Net income..............        --         36,239            --            --    3,711,959          --     3,748,198
                             ------       -------    -----------   -----------  ----------  -----------  -----------
Balance, December 31,
 1996...................      1,000        62,423     45,000,000    (6,133,017)  6,304,193   (5,390,000)  39,844,599
Distributions to limited
 partners ($0.80 per
 limited partner unit)..        --            --             --     (3,600,000)        --           --    (3,600,000)
Net income..............        --         36,192            --            --    3,624,135          --     3,660,327
                             ------       -------    -----------   -----------  ----------  -----------  -----------
Balance, December 31,
 1997...................     $1,000       $98,615    $45,000,000   $(9,733,017) $9,928,328  $(5,390,000) $39,904,926
                             ======       =======    ===========   ===========  ==========  ===========  ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND XVI, LTD.
                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOWS

                                               Year Ended December 31,
                                         -------------------------------------
                                            1997         1996         1995
                                         -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
  Cash Flows From Operating Activities:
   Cash received from tenants..........  $ 3,881,005  $ 4,007,432  $ 2,353,106
   Distributions from joint venture....       76,212       20,279          --
   Cash paid for expenses..............     (231,712)    (349,145)    (194,749)
   Interest received...................       54,919       75,160      323,038
                                         -----------  -----------  -----------
     Net cash provided by operating ac-
      tivities.........................    3,780,424    3,753,726    2,481,395
                                         -----------  -----------  -----------
  Cash Flows From Investing Activities:
   Proceeds from sale of land and
    buildings..........................      610,384      775,000          --
   Additions to land and buildings on
    operating leases...................      (23,501)  (2,355,627) (16,012,458)
   Investment in direct financing
    leases.............................      (29,257)    (405,937)  (5,595,236)
   Investment in joint venture.........          --      (775,000)         --
   Increase in restricted cash.........     (610,384)         --           --
   Increase in other assets............          --                    (58,720)
   Other...............................          --           --        20,714
                                         -----------  -----------  -----------
     Net cash used in investing activi-
      ties.............................      (52,758)  (2,761,564) (21,645,700)
                                         -----------  -----------  -----------
  Cash Flows From Financing Activities:
   Reimbursement of acquisition and
    syndication costs paid by related
    parties on behalf of the
    Partnership........................          --        (2,494)    (405,569)
   Contributions from limited part-
    ners...............................          --           --    24,825,828
   Distributions to limited partners...   (3,600,000)  (3,431,251)  (1,798,921)
   Payment of syndication costs........          --           --    (2,452,743)
                                         -----------  -----------  -----------
     Net cash provided by (used in) fi-
      nancing activities...............   (3,600,000)  (3,433,745)  20,168,595
                                         -----------  -----------  -----------
Net Increase (Decrease) in Cash and
 Cash Equivalents......................      127,666   (2,441,583)   1,004,290
Cash and Cash Equivalents at Beginning
 of Year...............................    1,546,203    3,987,786    2,983,496
                                         -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year..................................  $ 1,673,869  $ 1,546,203  $ 3,987,786
                                         ===========  ===========  ===========
Reconciliation of Net Income to Net
 Cash Provided by Operating Activities:
  Net income...........................  $ 3,660,327  $ 3,748,198  $ 2,430,841
                                         -----------  -----------  -----------
  Adjustments to reconcile net income
   to net cash provided by operating
   activities:
   Depreciation........................      561,883      550,447      316,205
   Amortization........................        2,000        2,000        2,000
   Equity in earnings of joint venture,
    net of distributions...............        2,705          611          --
   Gain on sale of land and buildings..      (41,148)    (124,305)         --
   Decrease (increase) in receivables..       26,633       58,396      (83,993)
   Decrease in net investment in direct
    financing leases...................       37,684       29,269       16,003
   Increase in prepaid expenses........         (119)      (8,514)        (660)
   Increase in accrued rental income...     (444,650)    (468,201)    (299,090)
   Increase in accounts payable and ac-
    crued expenses.....................        1,455          517        4,036
   Increase (decrease) in due to re-
    lated parties, excluding reimburse-
    ment of acquisition and syndication
    costs paid on behalf of the Part-
    nership............................        1,059      (76,259)      76,682
   Increase (decrease) in rents paid in
    advance and deposits...............      (27,405)      41,567       19,371
                                         -----------  -----------  -----------
     Total adjustments.................      120,097        5,528       50,554
                                         -----------  -----------  -----------
Net Cash Provided by Operating Activi-
 ties..................................  $ 3,780,424  $ 3,753,726  $ 2,481,395
                                         ===========  ===========  ===========
Supplemental Schedule of Non-Cash In-
 vesting and Financing Activities:
  Related parties paid certain acquisi-
   tion and syndication costs on behalf
   of the Partnership as follows:
   Acquisition costs...................  $       --   $     9,356  $    97,589
   Syndication costs...................          --           --       258,466
                                         -----------  -----------  -----------
                                         $       --   $     9,356  $   356,055
                                         ===========  ===========  ===========
Distributions declared and unpaid at
 December 31...........................  $   900,000  $   900,000  $   787,500
                                         ===========  ===========  ===========

                See accompanying notes to financial statements.

                           CNL INCOME FUND XVI, LTD.
                        (A Florida Limited Partnership)

                         NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1997, 1996 and 1995

1.Significant Accounting Policies

   Organization and Nature of Business--CNL Income Fund XVI, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains. Under the terms of a registration statement filed with the Securities and Exchange Commission, the Partnership is authorized to sell a maximum of 4,500,000 units ($45,000,000) of limited partnership interest. A total of 4,500,000 units ($45,000,000) of limited partnership interest was sold.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

  Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note 4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

  Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

  Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership

                            CNL INCOME FUND XVI, LTD
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

1.Significant Accounting Policies--Continued

continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Venture--The Partnership accounts for its interest in a property in Fayetteville, North Carolina, held as tenants-in-common with an affiliate, using the equity method since the Partnership shares control with an affiliate which has the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Organization Costs--Organization costs are amortized over five years using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment (Note 6).

   Weighted Average Number of Limited Partner Units Outstanding--Net income and distributions per limited partner unit are calculated based upon the weighted average number of units of limited partnership interest outstanding during the period the Partnership was operational.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2.Leases

   The Partnership leases its land or land and buildings primarily to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases are classified as operating leases and some of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portion of some of the leases are operating leases. All leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire

                            CNL INCOME FUND XVI, LTD
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

2.Leases--Continued

and extended coverage. The lease options generally allow tenants to renew the leases for two to five successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3.Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1997         1996
                                                       -----------  -----------
   Land............................................... $15,259,455  $15,804,927
   Buildings..........................................  16,836,982   16,836,982
                                                       -----------  -----------
                                                        32,096,437   32,641,909
   Less accumulated Depreciation......................  (1,437,443)    (875,560)
                                                       -----------  -----------
                                                       $30,658,994  $31,766,349
                                                       ===========  ===========

   In April 1996, the Partnership sold its property in Appleton, Wisconsin, and received net sales proceeds of $775,000, resulting in a gain of $124,305 for financial reporting purposes. This property was originally acquired by the Partnership in February 1995 and had a cost of approximately $595,100, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $179,900 in excess of its original purchase price.

   In March 1997, the Partnership sold its property in Oviedo, Florida, for $620,000 and received net sales proceeds of $610,384, resulting in a gain of $41,148 for financial reporting purposes. This property was originally acquired by the Partnership in November 1994 and had a cost of approximately $509,700, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $100,700 in excess of its original purchase price.

   Generally, the leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997, 1996 and 1995, the Partnership recognized $444,650, $468,201 and $299,090, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1997:

   1998............................................................. $ 3,128,262
   1999.............................................................   3,177,377
   2000.............................................................   3,309,707
   2001.............................................................   3,378,687
   2002.............................................................   3,401,533
   Thereafter.......................................................  38,510,788
                                                                     -----------
                                                                     $54,906,354
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

                            CNL INCOME FUND XVI, LTD
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

4.Net Investment in Direct Financing Leases

   The following lists the components of the net investment in direct financing leases at December 31:

                                                          1997         1996
                                                       -----------  -----------
   Minimum lease payments receivable.................. $13,526,299  $14,267,132
   Estimated residual Values..........................   1,932,560    1,932,560
   Less unearned income...............................  (9,490,047) (10,193,196)
                                                       -----------  -----------
   Net investment in direct financing leases.......... $ 5,968,812  $ 6,006,496
                                                       ===========  ===========

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1997:

   1998............................................................. $   741,451
   1999.............................................................     742,074
   2000.............................................................     755,382
   2001.............................................................     759,526
   2002.............................................................     765,536
   Thereafter.......................................................   9,762,330
                                                                     -----------
                                                                     $13,526,299
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

5.Investment in Joint Venture

   In October 1996, the Partnership acquired a property in Fayetteville, North Carolina, with an affiliate of the Partnership that has the same general partners, as tenants-in-common. In connection therewith, the Partnership contributed $775,000 for a 80.27% interest in such property. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate. Amounts relating to this investment are presented as an investment in joint venture.

   The Partnership and an affiliate, as tenants-in-common, own and lease one Boston Market property. The following presents the combined, condensed financial information for the property held as tenants-in-common with an affiliate at December 31:

                                                              1997     1996
                                                            -------- --------
   Land and building on operating lease, less accumulated
    depreciation........................................... $941,142 $960,732
   Cash....................................................    8,190      100
   Prepaid expenses........................................       29      --
   Accrued rental income...................................   20,171    3,929
   Liabilities.............................................    8,163       23
   Partners' capital.......................................  961,369  964,738
   Revenues................................................  112,744   29,293
   Net income..............................................   91,575   24,502

   The Partnership recognized income totalling $73,507 and $19,668 for the years ended December 31, 1997 and 1996, respectively, from this property held as tenants-in-common with an affiliate.

                            CNL INCOME FUND XVI, LTD
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

6.Restricted Cash

   As of December 31, 1997, the net sales proceeds of $610,384 from the sale of the property in Oviedo, Florida, plus accrued interest of $17,515, were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional property.

7.Syndication Costs

   Syndication costs consisting of legal fees, commissions, the marketing support and due diligence expense reimbursement fee, printing and other expenses incurred in connection with the offering totalled $5,390,000. These offering expenses were charged to the limited partners' capital accounts to reflect the net capital proceeds of the offering.

8.Allocations and Distributions

   Generally, net income and losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners shall be subordinated to receipt by the limited partners of an aggregate, eight percent, cumulative, noncompounded annual return on their invested capital contributions (the "Limited Partners' 8% Return").

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their Limited Partners' 8% Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners.

   Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During the years ended December 31, 1997, 1996 and 1995, the Partnership declared distributions to the limited partners of $3,600,000, $3,543,751 and $2,437,832, respectively. No distributions have been made to the general partners to date.

                            CNL INCOME FUND XVI, LTD
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


9.Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                               1997        1996        1995
                                            ----------  ----------  ----------
   Net income for financial reporting
    purposes............................... $3,660,327  $3,748,198  $2,430,841
   Depreciation for tax reporting purposes
    less than (in excess of) depreciation
    for financial reporting purposes.......      3,576      (1,943)    (13,929)
   Direct financing leases recorded as
    operating leases for tax reporting
    purposes...............................     37,684      29,269      16,003
   Equity in earnings of joint venture for
    financial reporting purposes in excess
    of equity in earnings of joint venture
    for tax reporting purposes.............       (477)     (1,330)        --
   Gain on sale of land and buildings for
    financial reporting purposes less than
    (in excess of) gain for tax reporting
    purposes...............................     23,764    (124,305)        --
   Allowance for doubtful accounts.........     (8,996)      6,913       2,962
   Accrued rental income...................   (444,650)   (468,201)   (299,090)
   Rents paid in advance...................    (27,405)     47,221       2,595
   Other...................................        --        4,008         --
                                            ----------  ----------  ----------
   Net income for federal income tax
    purposes............................... $3,243,823  $3,239,830  $2,139,382
                                            ==========  ==========  ==========

10.Related Party Transactions

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the parent company of CNL Securities, Corp. and CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, is president of CNL Securities Corp. and served as president of CNL Fund Advisors, Inc. through October 1997. CNL Income Fund Advisors, Inc. was a wholly owned subsidiary of CNL Group, Inc. until its merger, effective January 1, 1996, with CNL Fund Advisors, Inc. During the years ended December 31, 1997, 1996 and 1995, CNL Income Fund Advisors, Inc. and CNL Fund Advisors, Inc. (hereinafter referred to collectively as the "Affiliates") and CNL Securities Corp. each performed certain services for the Partnership, as described below.

   For the year ended December 31, 1995, the Partnership incurred $2,110,195 in syndication costs due to CNL Securities Corp. for services in connection with selling limited partnership interests. A substantial portion of these amounts ($1,991,106) was paid as commissions to other broker-dealers.

   In addition, for the year ended December 31, 1995, the Partnership incurred $124,129 as a marketing support and due diligence expense reimbursement fee due to CNL Securities Corp. This fee equals 0.5% of the limited partner contributions of $24,825,828 received during the year ended December 31, 1995. A portion of this fee has been reallowed to other broker-dealers and all due diligence expenses were paid from such fee.

   Additionally, the Partnership incurred $1,365,421 for the year ended December 31, 1995 in acquisition fees due to the Affiliates for services in finding, negotiating and acquiring properties on behalf of the Partnership. These fees represent 5.5% of the limited partner capital contributions of $24,825,828 received during the year ended December 31, 1995.

                            CNL INCOME FUND XVI, LTD
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

10.Related Party Transactions--Continued

   During the years ended December 31, 1997, 1996 and 1995, certain Affiliates acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliates an annual, noncumulative, subordinated management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures. The management fee, which will not exceed fees which are competitive for similar services in the same geo-graphic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of the Affiliates. All or any portion of the management fee not taken as to any fiscal year shall be deferred without interest and may be taken in such other fiscal year as the Affiliates shall determine. The Partnership incurred management fees of $40,087, $39,206 and $24,128 for the years ended December 31, 1997, 1996 and
1995, respectively.

   Certain Affiliates are also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties, based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliates provide a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate Limited Partners' 8% Return, plus their invested capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1997, 1996 and 1995, Affiliates provided accounting and administrative services to the Partnership (including accounting and administrative services in connection with the offering of units) on a day-to-day basis. The expenses incurred for these services were classified as follows:

                                                       1997     1996     1995
                                                      ------- -------- --------
     Syndication costs............................... $    -- $     -- $159,928
     General operating and administrative expenses...  89,270  118,677  114,317
                                                      ------- -------- --------
                                                      $89,270 $118,677 $274,245
                                                      ======= ======== ========

   During 1996, the Partnership acquired one property from an affiliate of the general partners, for a purchase price of $775,000. The property is being held as tenants-in-common, with another affiliate of the general partners. The affiliates had purchased and temporarily held title to these properties in order to facilitate the acquisition of the properties by the Partnership. The purchase prices paid by the Partnership represented the costs incurred by the affiliates to acquire the properties, including closing costs.

   The due to related parties at December 31, 1997 and 1996 totalled $3,351 and $2,292, respectively.

11.Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from the property held as tenants-in-common with an affiliate) for at least one of the years ended December 31:

                                                    1997       1996      1995
                                                 ---------- ---------- --------
     DenAmerica Corp............................ $1,046,845 $1,051,328 $361,810
     Golden Corral Corporation..................    979,009    954,476  663,648
     Foodmaker, Inc.............................    556,610    556,610  557,877
     Checkers Drive-In Restaurants, Inc.........    237,152    290,041  290,041

                            CNL INCOME FUND XVI, LTD
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


11. Concentration of Credit Risk--Continued

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from the property held as tenants-in-common with an affiliate) for at least one of the years ended December 31:

                                                   1997       1996      1995
                                                ---------- ---------- --------
     Denny's................................... $1,164,928 $1,163,621 $461,380
     Golden Corral Family Steakhouse
      Restaurants..............................    979,009    954,476  663,648
     Jack in the Box...........................    556,610    556,610  557,877
     Long John Silver's........................    406,033    432,495  331,094
     Checkers Drive-In Restaurants.............    237,152    290,041  290,041

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

12.Subsequent Event

   In January 1998, the Partnership acquired a property in Memphis, Tennessee, as tenants-in-common with affiliates of the general partners. In connection therewith, the Partnership contributed $607,896 for a 40.42% interest in such property. The Partnership will account for its investment in this property using the equity method since the Partnership will share control with affiliates.

                           CNL INCOME FUND XVII, LTD.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

Condensed Balance Sheets as of September 30, 1998 and December 31, 1997..  F-399

Condensed Statements of Income for the Quarters and Nine Months Ended
 September 30, 1998 and 1997.............................................  F-400

Condensed Statements of Partner's Capital for the Nine Months Ended
 September 30, 1998 and for the Year Ended December 31, 1997.............  F-401

Condensed Statements of Cash Flows for the Nine Months Ended September
 30, 1998 and 1997.......................................................  F-402

Notes to Condensed Financial Statements for the Quarters and Nine Months
 Ended September 30, 1998 and 1997.......................................  F-403

Report of Independent Accountants........................................  F-405

Balance Sheets as of December 31, 1997 and 1996..........................  F-406

Statements of Income for the Years Ended December 31, 1997, 1996 and the
 Period February 10, 1995 (date of inception) through Year Ended December
 31, 1995................................................................  F-407

Statements of Partner's Capital for the Years Ended December 31, 1997,
 1996 and the Period February 10, 1995 (date of inception) through Year
 Ended December 31, 1995.................................................  F-408

Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 the Period February 10, 1995 (date of inception) through Year Ended
 December 31, 1995.......................................................  F-409

Notes to Financial Statements for the Years Ended December 31, 1997, 1996
 and the Period February 10, 1995 (date of inception) through Year Ended
 December 31, 1995.......................................................  F-411

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                        September   December
                                                           30,         31,
                                                          1998        1997
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $818,692 and $553,968.... $20,741,467 $21,328,869
Net investment in direct financing leases.............   2,988,761   3,056,783
Investment in joint ventures..........................   1,448,628   1,328,067
Cash and cash equivalents.............................   1,462,427   1,238,799
Receivables, less allowance for doubtful accounts of
 $14,333 in 1997......................................      22,200         613
Prepaid expenses......................................       7,219          20
Organization costs, less accumulated amortization of
 $5,809 and $4,309....................................       4,191       5,691
Accrued rental income.................................     573,632     357,246
Other assets..........................................     119,765     104,391
                                                       ----------- -----------
                                                       $27,368,290 $27,420,479
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $     2,868 $     2,922
Accrued construction costs payable....................         --       38,834
Accrued real estate taxes payable.....................      20,645         --
Distributions payable.................................     600,000     600,000
Due to related parties................................       3,362       2,875
Rents paid in advance.................................      41,300      55,762
Deferred rental income................................      52,021      64,690
                                                       ----------- -----------
  Total liabilities...................................     720,196     765,083
Minority interest.....................................     429,452     419,193
Partners' capital.....................................  26,218,642  26,236,203
                                                       ----------- -----------
                                                       $27,368,290 $27,420,479
                                                       =========== ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                   Quarter Ended         Nine Months Ended
                                   September 30,           September 30,
                                --------------------  ------------------------
                                  1998       1997        1998         1997
                                ---------  ---------  -----------  -----------
Revenues:
  Rental income from operating
   leases.....................  $ 604,073  $ 620,623  $ 1,832,554  $ 1,726,684
  Earned income from direct
   financing leases...........     93,834     94,807      282,256      224,912
  Interest and other income...     11,128      8,372       36,667       58,641
                                ---------  ---------  -----------  -----------
                                  709,035    723,802    2,151,477    2,010,237
                                ---------  ---------  -----------  -----------
Expenses:
  General operating and
   administrative.............     29,293     26,636       86,909      101,337
  Professional services.......      4,393      6,530       15,022       16,595
  Real estate taxes...........     20,645        --        20,645          --
  Management fees to related
   parties....................      6,604      6,655       19,966       18,844
  State and other taxes.......          7        --        11,811        6,442
  Depreciation and
   amortization...............     96,125    100,107      273,084      288,145
                                ---------  ---------  -----------  -----------
                                  157,067    139,928      427,437      431,363
                                ---------  ---------  -----------  -----------
Income Before Minority
 Interest in Income of
 Consolidated Joint Venture
 and Equity in Earnings of
 Unconsolidated Joint
 Ventures.....................    551,968    583,874    1,724,040    1,578,874
Minority Interest in Income of
 Consolidated Joint Venture...    (15,703)   (15,697)     (46,922)     (26,129)
Equity in Earnings of
 Unconsolidated
 Joint Ventures...............     35,536     26,437      105,321       71,795
                                ---------  ---------  -----------  -----------
Net Income....................  $ 571,801  $ 594,614  $ 1,782,439  $ 1,624,540
                                =========  =========  ===========  ===========
Allocation of Net Income:
  General partners............  $    (282) $     (54) $      (176) $      (630)
  Limited partners............    572,083    594,668    1,782,615    1,625,170
                                ---------  ---------  -----------  -----------
                                $ 571,801  $ 594,614  $ 1,782,439  $ 1,624,540
                                =========  =========  ===========  ===========
Net Income Per Limited Partner
 Unit.........................  $    0.19  $    0.20  $      0.59  $      0.54
                                =========  =========  ===========  ===========
Weighted Average Number of
 Limited
 Partner Units Outstanding....  3,000,000  3,000,000    3,000,000    3,000,000
                                =========  =========  ===========  ===========

                See accompanying notes to financial statements.

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                      Nine Months
                                                         Ended     Year Ended
                                                       September    December
                                                       30, 1998     31, 1997
                                                      -----------  -----------
General partners:
  Beginning balance.................................. $      (551) $       288
  Net income.........................................        (176)        (839)
                                                      -----------  -----------
                                                             (727)        (551)
                                                      -----------  -----------
Limited partners:
  Beginning balance..................................  26,236,754   26,319,858
  Net income.........................................   1,782,615    2,204,396
  Distributions ($0.60 and $0.76 per limited partner
   unit, respectively)...............................  (1,800,000)  (2,287,500)
                                                      -----------  -----------
                                                       26,219,369   26,236,754
                                                      -----------  -----------
Total partners' capital.............................. $26,218,642  $26,236,203
                                                      ===========  ===========



                See accompanying notes to financial statements.

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS


                                                          Nine Months Ended
                                                            September 30,
                                                        ----------------------
                                                           1998        1997
                                                        ----------  ----------
Increase (Decrease) in Cash and Cash Equivalents:
  Net Cash Provided by Operating Activities............ $1,881,998  $1,912,554
                                                        ----------  ----------
  Cash Flows from Investing Activities:
    Additions to land and buildings on operating
     leases............................................    306,100  (1,978,420)
    Investment in direct financing leases..............        --   (1,130,497)
    Investment in joint ventures.......................   (127,807) (1,050,402)
                                                        ----------  ----------
      Net cash provided by (used in) investing
       activities......................................    178,293  (4,159,319)
                                                        ----------  ----------
  Cash Flows from Financing Activities:
    Reimbursement of acquisition costs paid by related
     parties on behalf of the Partnership                      --      (25,434)
    Contributions from minority interest...............        --      278,170
    Distributions to limited partners.................. (1,800,000) (1,577,584)
    Distributions to hold of minority interest.........    (36,663)    (29,184)
                                                        ----------  ----------
      Net cash used in financing activities............ (1,836,663) (1,354,032)
                                                        ----------  ----------
Net Increase (Decrease) in Cash and Cash Equivalents...    223,628  (3,600,797)

Cash and Cash Equivalents at Beginning of Period.......  1,238,799   4,716,719
                                                        ----------  ----------
Cash and Cash Equivalents at End of Period............. $1,462,427  $1,115,922
                                                        ==========  ==========
Supplemental Schedule of Non-Cash Investing and
 Financing Activities:

  Related parties paid certain acquisition costs on
   behalf of the Partnership as follows:............... $      --   $   11,253
                                                        ==========  ==========
  Land and building under operating lease exchanged for
   land and building under operating lease............. $  899,654  $      --
                                                        ==========  ==========
  Distributions declared and unpaid at end of period... $  600,000  $  600,000
                                                        ==========  ==========



                See accompanying notes to financial statements.

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
           Quarters and Nine Months Ended September 30, 1998 and 1997

1. Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter and nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund XVII, Ltd. (the "Partnership") for the year ended December 31, 1997.

   The Partnership accounts for its 80 percent interest in the accounts of CNL/GC El Cajon Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   Certain items in the prior year's financial statements have been reclassified to conform to 1998 presentation. These reclassifications had no effect on partners' capital or net income.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

2. Land and Buildings on Operating Leases

   In June 1998, the tenant of the property in Troy, Ohio, exercised its option under the terms of its lease agreement to substitute the existing property for a replacement property. In conjunction therewith, the Partnership exchanged the property in Troy, Ohio, with a property in Inglewood, California. The lease for the property in Troy, Ohio, was amended to allow the property in Inglewood, California to continue under the terms of the original lease. All closing costs were paid by the tenant. The Partnership accounted for this as a nonmonetary exchange of similar assets and recorded the acquisition of the property in Inglewood, California, at the net book value of the property in Troy, Ohio. No gain or loss was recognized due to this being accounted for as a nonmonetary exchange of similar assets.

3. Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual lessees, or affiliated groups of lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures and properties held as tenants-in-common), for at least one of the nine month periods ended September 30:

                                                                1998     1997
                                                              -------- --------
        Golden Corral Corporation............................ $339,073 $349,449
        National Restaurant Enterprises, Inc.................  328,582  208,212
        DenAmerica Corp......................................  323,884  319,740
        Foodmaker, Inc.......................................  262,135  240,487
        San Diego Food Holdings, Inc.........................  237,131  133,858

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued) Quarters and Nine Months Ended September 30, 1998 and 1997

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the ongoing operations of the lessees.

                       Report of Independent Accountants

To the Partners
CNL Income Fund XVII, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund XVII, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the years ended December 31, 1997 and 1996 and the period February 10, 1995 (date of inception) through December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund XVII, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the years ended December 31, 1997 and 1996 and the period February 10, 1995 (date of inception) through December 31, 1995 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
February 4, 1998

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                            December 31,
                                                       -----------------------
                                                          1997        1996
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation............................. $21,328,869 $21,364,032
Net investment in direct financing leases.............   3,056,783   1,982,164
Investment in joint ventures..........................   1,328,067     201,171
Cash and cash equivalents.............................   1,238,799   4,716,719
Receivables, less allowance for
doubtful accounts of $14,333
and $4,469............................................         613      63,253
Organization costs, less accumulated amortization of
 $4,309 and $2,309....................................       5,691       7,691
Accrued rental income.................................     460,915     167,216
Other assets..........................................     104,411     172,761
                                                       ----------- -----------
                                                       $27,524,148 $28,675,007
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $     2,922 $     2,985
Accrued construction costs payable....................      38,834   1,560,712
Distributions payable.................................     600,000     490,084
Due to related parties................................       2,875      17,153
Rents paid in advance.................................      55,762      52,769
Deferred rental income................................     168,359      90,482
                                                       ----------- -----------
Total liabilities.....................................     868,752   2,214,185
Minority interest.....................................     419,193     140,676
Partners' capital.....................................  26,236,203  26,320,146
                                                       ----------- -----------
                                                       $27,524,148 $28,675,007
                                                       =========== ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                                    February 10,
                                                                    1995 (Date)
                                                                         of
                                                                     Inception)
                                             Year Ended December    through Year
                                                     31,               Ended
                                            ----------------------  December 31,
                                               1997        1996         1995
                                            ----------  ----------  ------------
Revenues:
  Rental income from operating leases.....  $2,323,256  $1,054,534    $   --
  Earned income from direct financing
   leases.................................     319,487     130,745        --
  Interest................................      69,779     244,406     12,153
  Other income............................       1,128       9,984        --
                                            ----------  ----------    -------
                                             2,713,650   1,439,669     12,153
                                            ----------  ----------    -------
Expenses:
  General operating and administrative....     128,168     144,728      3,360
  Professional services...................      21,877      14,326        133
  Management fee to related party.........      25,377      10,482        --
  State and other taxes...................       6,443         --         --
  Depreciation and amortization...........     387,292     179,208        309
                                            ----------  ----------    -------
                                               569,157     348,744      3,802
                                            ----------  ----------    -------
Income Before Minority Interest in Income
 of Consolidated Joint Venture and Equity
 in Earnings of Unconsolidated Joint
 Ventures.................................   2,144,493   1,090,925      8,351
Minority Interest in Income of
 Consolidated Joint Venture...............     (41,854)        --         --
Equity in Earnings of Unconsolidated Joint
 Ventures.................................     100,918       4,834        --
                                            ----------  ----------    -------
Net Income................................  $2,203,557  $1,095,759    $ 8,351
                                            ==========  ==========    =======
Allocation of Net Income:
  General partners........................  $     (839) $     (709)   $    (3)
  Limited partners........................   2,204,396   1,096,468      8,354
                                            ----------  ----------    -------
                                            $2,203,557  $1,095,759    $ 8,351
                                            ==========  ==========    =======
Net Income per Limited Partner Unit.......  $     0.73  $     0.52    $  0.02
                                            ==========  ==========    =======
Weighted Average Number of Limited Partner
 Units Outstanding........................   3,000,000   2,121,253    340,780
                                            ==========  ==========    =======

                See accompanying notes to financial statements.

                          CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

                        STATEMENTS OF PARTNERS' CAPITAL

 Years Ended December 31, 1997 and 1996 and the Period February 10, 1995 (Date
                                 of Inception)
                           through December 31, 1995

                             General Partners                     Limited Partners
                          -----------------------  -----------------------------------------------
                                        Accumu-                              Accumu-
                            Contri-      lated       Contri-     Distri-      lated    Syndication
                            butions    Earnings      butions     butions     Earnings     Costs        Total
                          ----------- -----------  ----------- -----------  ---------- -----------  -----------
Balance at Inception,
 (February 10, 1995)....  $        -- $        --  $        -- $        --  $       -- $        --  $        --
Contributions from
 general partners.......        1,000          --           --          --          --          --        1,000
Contributions from
 limited partners.......           --          --    5,696,921          --          --          --    5,696,921
Distributions to limited
 partners
 ($0.08 per limited
 partner unit)..........           --          --           --     (28,275)         --          --      (28,275)
Syndication costs.......           --          --           --          --          --  (1,035,764)  (1,035,764)
Net income..............           --          (3)          --          --       8,354          --        8,351
                          ----------- -----------  ----------- -----------  ---------- -----------  -----------
Balance, December 31,
 1995...................        1,000          (3)   5,696,921     (28,275)      8,354  (1,035,764)   4,642,233
Contributions from
 limited partners.......           --          --   24,303,079          --          --          --   24,303,079
Distributions to limited
 partners
 ($0.55 per limited
 partner unit)..........           --          --           --  (1,166,689)         --          --   (1,166,689)
Syndication costs.......           --          --           --          --          --  (2,554,236)  (2,554,236)
Net income..............           --        (709)          --          --   1,096,468          --    1,095,759
                          ----------- -----------  ----------- -----------  ---------- -----------  -----------
Balance, December 31,
 1996...................        1,000        (712)  30,000,000  (1,194,964)  1,104,822  (3,590,000)  26,320,146
Distributions to limited
 partners
 ($0.76 per limited
 partner unit)..........           --          --           --  (2,287,500          --          --   (2,287,500)
Net income..............           --        (839)          --          --   2,204,396          --    2,203,557
                          ----------- -----------  ----------- -----------  ---------- -----------  -----------
Balance, December 31,
 1997...................  $     1,000 $    (1,551) $30,000,000 $(3,482,464) $3,309,218 $(3,590,000) $26,236,203
                          =========== ===========  =========== ===========  ========== ===========  ===========

                See accompanying notes to financial statements.

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOW
                            -----------------------

                                                                   February 10,
                                                                   1995 (Date)
                                        Year Ended                 of Inception
                                         December     Year Ended     through
                                            31,      December 31,  December 31,
                                           1997          1996          1995
                                        -----------  ------------  ------------
Increase (Decrease) in Cash and
 Cash Equivalents:
  Cash Flows from Operating Activities:
   Cash received from tenants.......... $ 2,502,057  $  1,149,196           --
   Distributions from unconsolidated
    joint ventures.....................     106,346         4,985           --
   Cash paid for expenses..............    (183,068)     (165,639)      (3,141)
   Interest received...................      69,779       244,406       12,153
                                        -----------  ------------   ----------
    Net cash provided by operating
     activities........................   2,495,114     1,232,948        9,012
                                        -----------  ------------   ----------
  Cash Flows From Investing Activities:
   Additions to land and buildings on
    operating leases...................  (1,740,491)  (19,735,346)    (332,928)
   Investment in direct financing
    leases.............................  (1,130,497)   (1,784,925)          --
   Investment in joint ventures........  (1,135,681)     (201,501)          --
   Increase in other assets............          --            --     (221,282)
   Other...............................          --           410         (410)
                                        -----------  ------------   ----------
    Net cash used in investing
     activities........................  (4,006,669)  (21,721,362)    (554,620)
                                        -----------  ------------   ----------
  Cash Flows From Financing Activities:
   Reimbursement of acquisition,
    organization and syndication costs
    paid by related parties on behalf
    of the Partnership.................     (25,444)     (326,483)    (347,907)
   Contributions from general
    partners...........................          --            --        1,000
   Contributions from limited
    partners...........................          --    24,303,079    5,696,921
   Contributions from holder of
    minority interest..................     278,170       140,676           --
   Distributions to limited partners...  (2,177,584)     (703,681)      (1,199)
   Distributions to holder of minority
    interest...........................     (41,507)           --           --
   Payment of syndication costs........          --    (2,407,317)    (604,348)
                                        -----------  ------------   ----------
    Net cash provided by (used
     in)financing activities...........  (1,966,365)   21,006,274    4,744,467
                                        -----------  ------------   ----------
 Net Increase (Decrease) in Cash and
  Cash Equivalents.....................  (3,477,920)      517,860    4,198,859
 Cash and Cash Equivalents at Beginning
  of Period............................   4,716,719     4,198,859           --
                                        -----------  ------------   ----------
 Cash and Cash Equivalents at End of
  Period............................... $ 1,238,799  $  4,716,719   $4,198,859
                                        ===========  ============   ==========

                See accompanying notes to financial statements.

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

                      STATEMENTS OF CASH FLOWS--CONTINUED

                                                                    February 10,
                                                                     1995 (Date
                                                                         of
                                                                     Inception)
                                           Year Ended   Year Ended    through
                                          December 31, December 31, December 31,
                                              1997         1996         1995
                                          ------------ ------------ ------------
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
  Net income............................   $2,203,557   $1,095,759    $  8,351
                                           ----------   ----------    --------
  Adjustments to reconcile net income to
   net cash
   provided by operating activities:
    Depreciation........................      376,973      176,995          --
    Amortization........................       10,319        2,213         309
    Minority interest in income
     consolidated
     joint venture......................       41,854           --          --
    Equity in earnings of unconsolidated
     joint
     ventures, net of distributions.....        5,428          151          --
    Decrease (increase) in receivables..       39,518      (40,131)         --
    Decrease in net investment in direct
     financing leases...................       30,454       16,345          --
    Increase in accrued rental income...     (293,699)    (167,216)         --
    Increase (decrease) in accounts
     payable and
     accrued expenses...................          (63)       2,985          --
    Increase (decrease) in due to
     related parties,
     excluding acquisition, organization
     and
     syndication costs paid on behalf of
     the
     Partnership........................          (97)       2,596         352
    Increase in rents paid in advance...        2,993       52,769          --
    Increase in deferred rental income..       77,877       90,482          --
                                           ----------   ----------    --------
      Total adjustments.................      291,557      137,189         661
                                           ----------   ----------    --------
Net Cash Provided by Operating
 Activities.............................   $2,495,114   $1,232,948    $  9,012
                                           ==========   ==========    ========
Supplemental Schedule of Non-Cash
 Investing and Financing Activities:

  Related parties paid certain
   acquisition, organization
   and syndication costs on behalf of
   the Partnership
   as follows:
    Acquisition costs...................   $   11,262   $   69,836    $ 30,424
    Organization costs..................           --           --      10,000
    Syndication costs...................           --      231,885     346,450
                                           ----------   ----------    --------
                                           $   11,262   $  301,721    $386,874
                                           ==========   ==========    ========
  Distributions declared and unpaid at
   December 31..........................   $  600,000   $  490,084    $ 27,076
                                           ==========   ==========    ========

                See accompanying notes to financial statements.

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    Years Ended December 31, 1997 and 1996 and the Period February 10, 1995
                 (Date of Inception) through December 31, 1995

1. Significant Accounting Policies

  Organization and Nature of Business--CNL Income Fund XVII, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food, family-style and casual dining restaurant chains. Under the terms of a registration statement filed with the Securities and Exchange Commission, the Partnership was authorized to sell a maximum of 3,000,000 units ($30,000,000) of limited partnership interest. A total of 3,000,000 units ($30,000,000) of limited partnership interest were sold.

  The Partnership was a development stage enterprise from February 10, 1995 through November 3, 1995. Since operations had not begun, activities through November 3, 1995, were devoted to organization of the Partnership.

  The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

  Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

    Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (see
    Note 4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

    Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals (including rental payments, if any, required during the construction of a property) vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

    Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. In contrast, deferred rental income represents the aggregate amount of scheduled rental payments to date (including rental payments due during construction and prior to the property being placed in service) in excess of income recognized on a straight-line basis over the lease term commencing on the date the property is placed in service.

  When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, or deferred rental income, will be removed from the accounts and gains or losses from sales will be reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
    Years Ended December 31, 1997 and 1996 and the Period February 10, 1995
                 (Date of Inception) through December 31, 1995

1. Significant Accounting Policies--Continued

  partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value.

  Investment in Joint Ventures--The Partnership accounts for its 80 percent interest in CNL/GC El Cajon Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

  The Partnership's investments in CNL Kingston Joint Venture and CNL Mansfield Joint Venture, and a property in Corpus Christi, Texas, a property in Akron, Ohio, and a property in Fayetteville, North Carolina, for which each property is held as tenants-in-common, are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

  Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks, certificates of deposit and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

  Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks, certificates of deposit and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

  Organization Costs--Organization costs are amortized over five years using the straight-line method upon commencement of operations.

  Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

  Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment (Note 6).

  Weighted Average Number of Limited Partner Units Outstanding--Net income and distributions per limited partner unit are calculated based upon the weighted average number of units of limited partnership interest outstanding during the period the Partnership was operational.

  Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    Years Ended December 31, 1997 and 1996 and the Period February 10, 1995
                 (Date of Inception) through December 31, 1995

1. Significant Accounting Policies--Continued

  liabilities to prepare these financial statements in conformity with generally accepted accounted principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

  Reclassification--Certain items in the prior years' financial statements have been reclassified to conform to 1997 presentation. These reclassifications had no effect on partners' capital or net income.

2. Leases

  The Partnership leases its land and buildings to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases are classified as operating leases and some of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portion of the leases are operating leases. All leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to four successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases

  Land and buildings on operating leases consisted of the following at December 31:

                                                          1997         1996
                                                       -----------  -----------
      Land...........................................  $10,357,191  $10,148,827
      Buildings......................................   11,525,646   11,168,540
                                                       -----------  -----------
                                                        21,882,837   21,317,367
      Less accumulated depreciation..................     (553,968)    (176,995)
                                                       -----------  -----------
                                                        21,328,869   21,140,372
      Construction in progress.......................          --       223,660
                                                       -----------  -----------
                                                       $21,328,869  $21,364,032
                                                       ===========  ===========

  Some leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997 and 1996, the Partnership recognized $293,699 and $167,216, respectively, of such rental income.

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
    Years Ended December 31, 1997 and 1996 and the Period February 10, 1995
                 (Date of Inception) through December 31, 1995

3. Land and Buildings on Operating Leases--Continued

  The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1997:

      1998.......................................................... $ 2,160,765
      1999..........................................................   2,173,058
      2000..........................................................   2,185,696
      2001..........................................................   2,279,375
      2002..........................................................   2,336,127
      Thereafter....................................................  30,028,040
                                                                     -----------
                                                                     $41,163,061
                                                                     ===========

  Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Net Investment in Direct Financing Leases:

  The following lists the components of the net investment in direct financing leases at December 31:

                                                            1997        1996
                                                         ----------  ----------
      Minimum lease payments receivable................  $7,636,851  $4,301,029
      Estimated residual values........................     775,896     499,627
      Less unearned income.............................  (5,355,964) (2,818,492)
                                                         ----------  ----------
      Net investment in direct financing leases........  $3,056,783  $1,982,164
                                                         ==========  ==========

  The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1997:

      1998........................................................... $  411,927
      1999...........................................................    411,927
      2000...........................................................    411,927
      2001...........................................................    411,927
      2002...........................................................    411,927
      Thereafter.....................................................  5,577,216
                                                                      ----------
                                                                      $7,636,851
                                                                      ==========

  The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

5. Investment in Joint Ventures:

  In October 1996, the Partnership acquired an approximate 20 percent interest in a property in Fayetteville, North Carolina, as tenants-in-common, with an affiliate of the general partners. The Partnership accounts

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
    Years Ended December 31, 1997 and 1996 and the Period February 10, 1995
                 (Date of Inception) through December 31, 1995

5. Investment in Joint Ventures--Continued

  for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures.

  In January 1997, the Partnership acquired an approximate 27 percent interest in a property in Corpus Christi, Texas, and an approximate 37 percent interest in a property in Akron, Ohio, each as tenants-in-common, with affiliates of the general partners. The Partnership accounts for its investment in these properties using the equity method since the Partnership shares control with affiliates, and amounts relating to these investments are included in investment in joint ventures.

  In February 1997, the Partnership entered into a joint venture arrangement, CNL Mansfield Joint Venture, with an affiliate of the Partnership which has the same general partners, to hold one restaurant property in Mansfield, Texas. As of December 31, 1997, the Partnership and its co-venture partner had contributed $163,964 and $616,245, respectively, to the joint venture to acquire the restaurant property. As of December 31, 1997, the Partnership and its co-venture partner owned a 21 percent and 79 percent interest, respectively, in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with the affiliate.

  In September 1997, the Partnership entered into a joint venture arrangement, CNL Kingston Joint Venture, with an affiliate of the Partnership which has the same general partners, to construct and hold one restaurant property. As of December 31, 1997, the Partnership and its co-venture partner had contributed $183,241 and $121,855, respectively, to CNL Kingston Joint Venture to fund construction costs relating to the property owned by the joint venture. The partnership and its co-venture partner have agreed to contribute approximately $128,700 and $85,600, respectively, in additional construction costs to the joint venture. When construction is completed, the Partnership and its co-venture partner expect to have a
  60.06 and 39.94 percent interest, respectively, in the profits and losses of the joint venture. As of December 31, 1997, the Partnership owned a 60.06% interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with an affiliate.

  CNL Mansfield Joint Venture and CNL Kingston Joint Venture, and the Partnership and affiliates, as tenants-in-common in three separate tenancy-in-common arrangements, each own and lease one property to an operator of national fast-food or family-style restaurants. The following presents the combined, condensed financial information for the joint ventures and the properties held as tenants-in-common with affiliates at December 31:

                                                             1997      1996
                                                          ---------- --------
      Land and buildings on operating leases, less
       accumulated depreciation.......................... $4,495,671 $960,732
      Cash...............................................      8,936      100
      Accrued rental income..............................     65,395    3,929
      Other assets.......................................      1,931       --
      Liabilities........................................    228,896       23
      Partners' capital..................................  4,343,037  964,738
      Revenues...........................................    453,481   29,293
      Net income.........................................    375,257   24,502

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
    Years Ended December 31, 1997 and 1996 and the Period February 10, 1995
                 (Date of Inception) through December 31, 1995

5. Investment in Joint Ventures--Continued

  The Partnership recognized income totaling $100,918 and $4,834 for the years ended December 31, 1997 and 1996 from these joint ventures and the properties held as tenants-in-common with affiliates.

6.  Syndication Costs

  Syndication costs consisting of legal fees, commissions, a due diligence expense reimbursement fee, printing and other expenses incurred in connection with the offering totaled $3,590,000. These offering expenses were charged to the limited partners' capital accounts to reflect the net capital proceeds of the offering.

7. Allocations and Distributions

  Generally, distributions of net cash flow, as defined in the limited partnership agreement of the Partnership, are made 95 percent to the limited partners and five percent to the general partners; provided, however, that for any particular year, the five percent of net cash flow to be distributed to the general partners will be subordinated to receipt by the limited partners in that year of an eight percent noncumulative, noncompounded return on their aggregate invested capital contributions (the "Limited Partners' 8% Return").

  Generally, net income (determined without regard to any depreciation and amortization deductions and gains and losses from the sale of properties) is allocated between the limited partners and the general partners first, in an amount not to exceed the net cash flow distributed to the partners attributable to such year in the same proportions as such net cash flow is distributed; and thereafter, 99 percent to the limited partners and one percent to the general partners. All deductions for depreciation and amortization are allocated 99 percent to the limited partners and one percent to the general partners.

  Net sales proceeds from the sale of a property generally will be distributed first to the limited partners in an amount sufficient to provide them with the return of their invested capital contributions, plus their cumulative Limited Partners' 8% Return. The general partners will then receive a return of their capital contributions and, to the extent previously subordinated and unpaid, a five percent interest in all net cash flow distributions. Any remaining net sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners.

  Any gain from the sale of a property will be, in general, allocated in the same manner as net sales proceeds are distributable. Any loss will be allocated first, on a pro rata basis to the partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

  During the years ended December 31, 1997 and 1996 and during the period February 10, 1995 (date of inception) through December 31, 1995, the Partnership declared distributions to the limited partners of $2,287,500, $1,166,689 and $28,275, respectively. No distributions have been made to the general partners to date.

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
    Years Ended December 31, 1997 and 1996 and the Period February 10, 1995
                 (Date of Inception) through December 31, 1995

8. Income Taxes

  The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31, 1997 and 1996 and the period February 10, 1995 (date of inception) through December 31, 1995:

                                                   1997        1996      1995
                                                ----------  ----------  -------
    Net income for financial reporting
     purposes.................................. $2,203,557  $1,095,759  $ 8,351
    Depreciation for financial reporting
     purposes in excess of depreciation for tax
     reporting purposes........................     25,005      13,226      --
    Direct financing leases recorded as
     operating leases for tax reporting
     purposes..................................     30,454      16,345      --
    Equity in earnings of unconsolidated joint
     venture for financial reporting purposes
     in excess of equity in earnings of
     unconsolidated joint ventures for tax
     reporting purposes........................     (3,650)       (479)     --
    Minority interest in timing differences of
     consolidated joint venture................        217                  --
    Capitalization of administrative expenses
     for tax reporting purposes................      1,557      11,940    3,493
    Amortization for tax reporting purposes (in
     excess of) less than amortization for
     financial reporting purposes..............      1,667      (2,025)     309
    Accrued rental income......................   (293,699)   (167,216)     --
    Deferred rental income.....................     80,635      90,482      --
    Rents paid in advance......................      2,993      52,769      --
    Other......................................      9,865       4,163      --
                                                ----------  ----------  -------
      Net income for federal income tax
     purposes.................................. $2,058,601  $1,114,964  $12,153
                                                ==========  ==========  =======

9. Related Party Transactions

  One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the parent company of CNL Securities Corp. and CNL Fund Advisors, Inc. James M. Seneff, Jr. is director and chief executive officer of CNL Securities Corp. and is director, chairman of the board of directors and chief executive officer of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, is director and president of CNL Securities Corp., is director, vice chairman of the board of directors and treasurer of CNL Fund Advisors, Inc. and served as president of CNL Fund Advisors, Inc. through October 31, 1997.

  For the year ended December 31, 1996 and the period February 10, 1995 (Date of Inception) through December 31, 1995, the Partnership incurred $2,065,762 and $484,238, respectively, in syndication costs due to CNL Securities Corp. for services in connection with selling limited partnership interests. A substantial portion of these amounts ($2,359,831) was paid as commissions to other broker-dealers.

  In addition, for the year ended December 31, 1996 and the period February 10, 1995 (Date of Inception) through December 31, 1995, the Partnership incurred $121,515 and $28,485, respectively, as a due diligence expense reimbursement fee due to CNL Securities Corp. This fee equals 0.5% of the limited

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
    Years Ended December 31, 1997 and 1996 and the Period February 10, 1995
                 (Date of Inception) through December 31, 1995

9. Related Party Transactions--Continued partner contributions of $30,000,000. The majority of this fee was reallowed to other broker-dealers for payment of bona fide due diligence expenses.

  Additionally, the Partnership incurred $1,093,639 and $256,361 for the year ended December 31, 1996 and the period February 10, 1995 (Date of Inception) through December 31, 1995, respectively, in acquisition fees due to CNL Fund Advisors, Inc. for services in finding, negotiating and acquiring properties on behalf of the Partnership. These fees represent 4.5% of the limited partner capital contributions of $30,000,000.

  During the years ended December 31, 1997 and 1996, and the period February 10, 1995 (Date of Inception) through December 31, 1995, CNL Fund Advisors, Inc. acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay CNL Fund Advisors, Inc. an annual, management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures. The management fee, which will not exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of CNL Fund Advisors, Inc. All or any portion of the management fee not taken as to any fiscal year shall be deferred without interest and may be taken in such other fiscal year as CNL Fund Advisors, Inc. shall determine. The Partnership incurred management fees of $25,377 and $10,482 for the years ended December 31, 1997 and 1996. No such fees were incurred for the period February 10, 1995 (date of inception) through December 31, 1995.

  During the years ended December 31, 1997 and 1996 and for the period February 10, 1995 (date of inception) through December 31, 1995, Affiliates provided accounting and administrative services to the Partnership (including accounting and administrative services in connection with the offering of units) on a day-to-day basis. The expenses incurred for these services were classified as follows:

                                                        1997     1996     1995
                                                       ------- -------- --------
    Syndication costs................................. $   --  $177,683 $133,982
    General operating and administrative expenses.....  90,700   96,729    2,659
                                                       ------- -------- --------
                                                       $90,700 $274,412 $136,641
                                                       ======= ======== ========

  The due to related parties at December 31, 1997 and 1996 totaled $2,875 and $17,153, respectively.

  During 1996, the Partnership acquired from affiliates of the general partners three properties, one of which was held with another affiliate as tenants-in-common, for an aggregate purchase price of $1,667,140. The affiliates of the general partners had purchased and temporarily held title to these properties in order to facilitate the acquisition of these properties by the Partnership. The purchase prices paid by the Partnership represented the costs incurred by the affiliates of the general partners to acquire the properties, including closing costs.

  During 1997, the Partnership and affiliates of the general partners acquired two properties as tenants-in- common for an aggregate purchase price of $718,932 from CNL BB Corp., an affiliate of the general partners. CNL BB Corp. had purchased and temporarily held title to these properties in order to facilitate

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
    Years Ended December 31, 1997 and 1996 and the Period February 10, 1995
                 (Date of Inception) through December 31, 1995

9. Related Party Transactions--Continued

  the acquisition of the properties by the Partnership and the affiliates. The purchase price paid by the Partnership and the affiliates represented the costs incurred by CNL BB Corp. to acquire and carry the property, including closing costs.

10. Concentration of Credit Risk

  The following schedule presents total rental and earned income from individual lessees, or affiliated groups of lessees, each representing more than ten percent of the Partnership's total rental and earned income (including rental and earned income from the Partnership's consolidated joint venture, the Partnership's share of rental income from the unconsolidated joint ventures and the three properties held as tenants-in-common with affiliates of the general partners) for at least one of the years ended December 31, 1997 and 1996 and the period February 10, 1995 (date of inception) through December 31, 1995:

                                                           1997     1996   1995
                                                         -------- -------- ----
    Golden Corral Corporation........................... $467,275 $286,307 $--
    DenAmerica Corp.....................................  427,800  250,535  --
    National Restaurant Enterprises, Inc................  376,461  197,882  --
    Foodmaker, Inc......................................  326,007  116,658  --
    RTM Indianapolis, Inc. and RTM Southwest, Texas,
     Inc................................................  269,010  133,200  --

  In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including rental and earned income from the Partnership's consolidated joint venture, the Partnership's share of total rental income from the unconsolidated joint ventures and the three properties held as tenants-in-common with affiliates of the general partners) for at least one of the years ended December 31, 1997 and 1996 and the period February 10, 1995 (date of inception through December 31, 1995):

                                                           1997     1996   1995
                                                         -------- -------- ----
    Golden Corral Family Steakhouse Restaurants......... $680,316 $286,307 $--
    Burger King.........................................  410,876  197,882  --
    Jack in the Box.....................................  326,007  116,659  --
    Boston Market.......................................  299,744  105,682  --
    Arby's..............................................  269,010  133,200  --
    Denny's.............................................  252,968  250,535  --

  Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any of these lessees or restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

                          CNL INCOME FUND XVIII, LTD.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

Condensed Balance Sheets as of September 30, 1998 and December 31, 1997..  F-421

Condensed Statements of Income for the Quarters and Nine Months Ended
 September 30, 1998 and 1997.............................................  F-422

Condensed Statements of Partner's Capital for the Nine Months Ended
 September 30, 1998 and for the Year Ended December 31, 1997.............  F-423

Condensed Statements of Cash Flows for the Nine Months Ended September
 30, 1998 and 1997.......................................................  F-424

Notes to Condensed Financial Statements for the Quarters and Nine Months
 Ended September 30, 1998 and 1997.......................................  F-426

Report of Independent Accountants........................................  F-429

Balance Sheets as of December 31, 1997 and 1996..........................  F-430

Statements of Income for the Years Ended December 31, 1997, 1996 and the
 Period February 10, 1995 (date of inception) through Year Ended December
 31, 1995................................................................  F-431

Statements of Partner's Capital for the Years Ended December 31, 1997,
 1996 and the Period February 10, 1995 (date of inception) through Year
 Ended December 31, 1995.................................................  F-432

Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 the Period February 10, 1995 (date of inception) through Year Ended
 December 31, 1995.......................................................  F-433

Notes to Financial Statements for the Years Ended December 31, 1997, 1996
 and the Period February 10, 1995 (date of inception) through Year Ended
 December 31, 1995.......................................................  F-434

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                    September 30, December 31,
                                                        1998          1997
                                                    ------------- ------------
                      ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $407,185 and
 $140,380..........................................  $22,157,631  $21,311,062
Net investment in direct financing leases..........    6,817,422    6,004,878
Investment in joint venture........................      166,224           --
Cash and cash equivalents..........................    1,866,555    4,143,327
Receivables, less allowance for doubtful accounts
 of $790 in 1998...................................           --       68,000
Prepaid expenses...................................       11,203           --
Organization costs, less accumulated amortization
 of $3,911 and $2,411..............................        6,089        7,589
Accrued rental income..............................      189,143      111,867
Other assets.......................................      212,132      160,532
                                                     -----------  -----------
                                                     $31,426,399  $31,807,255
                                                     ===========  ===========
         LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................  $     2,365  $    10,456
Accrued construction costs payable.................           --    1,108,627
Accrued real estate taxes payable..................       23,500           --
Distributions payable..............................      700,000      510,636
Due to related parties.............................       14,652      118,231
Rents paid in advance..............................       13,008       28,277
Deferred rental income.............................      116,769      184,448
                                                     -----------  -----------
  Total liabilities................................      870,294    1,960,675
                                                     ===========  ===========
Partners' capital..................................   30,556,105   29,846,580
                                                     -----------  -----------
                                                     $31,426,399  $31,807,255
                                                     ===========  ===========


                  See accompanying notes to financial statements.

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                     Quarter Ended       Nine Months Ended
                                     September 30,         September 30,
                                  --------------------  ---------------------
                                    1998       1997        1998       1997
                                  ---------  ---------  ----------  ---------
Revenues:
  Rental income from operating
   leases........................ $ 611,530  $ 314,510  $1,758,037  $ 525,308
  Earned income from direct
   financing leases..............   170,108    123,417     470,287    186,153
  Interest and other income......    14,189     32,728     114,967    102,034
                                  ---------  ---------  ----------  ---------
                                    795,827    470,655   2,343,291    813,495
                                  ---------  ---------  ----------  ---------
Expenses:
  General operating and
   administrative................    46,347     32,870     117,608     87,976
  Professional services..........     4,184      5,863      14,164     18,267
  Management fees to related
   parties.......................     7,651      4,707      21,180      9,232
  Real estate taxes..............    23,500         --      23,500         --
  State and other taxes..........        --         --       8,605        424
  Depreciation and amortization..    89,370     44,405     268,305     78,584
                                  ---------  ---------  ----------  ---------
                                    171,052     87,845     453,362    194,483
                                  ---------  ---------  ----------  ---------
Net Income....................... $ 624,775  $ 382,810  $1,889,929  $ 619,012
                                  =========  =========  ==========  =========
Allocation of Net Income:
  General partners............... $    (752) $    (444) $     (678) $    (786)
  Limited partners...............   625,527    383,254   1,890,607    619,798
                                  ---------  ---------  ----------  ---------
                                  $ 624,775  $ 382,810  $1,889,929  $ 619,012
                                  =========  =========  ==========  =========
Net Income Per Limited Partner
 Unit............................ $    0.18  $    0.15  $     0.54  $    0.32
                                  =========  =========  ==========  =========
Weighted Average Number of
 Limited Partner Units
 Outstanding..................... 3,500,000  2,507,828   3,496,435  1,945,482
                                  =========  =========  ==========  =========


                  See accompanying notes to financial statements.

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                 Nine Months Ended  Year Ended
                                                   September 30,   December 31,
                                                       1998            1997
                                                 ----------------- ------------
General partners:
  Beginning balance.............................    $      (428)   $       993
  Net income....................................           (678)        (1,421)
                                                    -----------    -----------
                                                         (1,106)          (428)
                                                    -----------    -----------
Limited partners:
  Beginning balance.............................     29,847,008      6,995,220
  Contributions.................................        854,241     25,723,944
  Syndication costs.............................        (76,881)    (2,717,452)
  Net income....................................      1,890,607      1,156,181
  Distributions ($0.56 and $0.57 per weighted
   average limited partner unit, respectively)..     (1,957,764)    (1,310,885)
                                                    -----------    -----------
                                                     30,557,211     29,847,008
                                                    -----------    -----------
Total partners' capital.........................    $30,556,105    $29,846,580
                                                    ===========    ===========


                  See accompanying notes to financial statements.

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                        Nine Months Ended
                                                          September 30,
                                                     -------------------------
                                                        1998          1997
                                                     -----------  ------------
Increase (Decrease) in Cash and Cash Equivalents:
  Net Cash Provided by Operating Activities......... $ 2,158,678  $    909,568
                                                     -----------  ------------
  Cash Flows from Investing Activities:
    Additions to land and buildings on operating
     leases.........................................  (2,219,314)  (13,810,648)
    Investment in direct financing leases...........    (876,076)   (5,838,231)
    Investment in joint venture.....................    (166,025)           --
    Increase in other assets........................     (51,600)           --
    Other...........................................          --            80
                                                     -----------  ------------
      Net cash used in investing activities.........  (3,313,015)  (19,648,799)
                                                     -----------  ------------
  Cash Flows from Financing Activities:
    Reimbursement of acquisition and syndication
     costs paid by related parties on behalf of the
     Partnership....................................     (37,135)     (338,567)
    Contributions from limited partners.............     854,241    19,964,832
    Distributions to limited partners...............  (1,768,400)     (476,754)
    Payment of syndication costs....................    (161,141)   (2,037,781)
    Other...........................................     (10,000)      (77,000)
                                                     -----------  ------------
      Net cash provided by (used in) financing
       activities...................................  (1,122,435)   17,034,730
                                                     -----------  ------------
Net Decrease in Cash and Cash Equivalents...........  (2,276,772)   (1,704,501)
Cash and Cash Equivalents at Beginning of Period....   4,143,327     5,371,325
                                                     -----------  ------------
Cash and Cash Equivalents at End of Period.......... $ 1,866,555  $  3,666,824
                                                     ===========  ============


                  See accompanying notes to financial statements.

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF CASH FLOWS--CONTINUED

                                                                Nine Months Ended
                                                                  September 30,
                                                                -----------------
                                                                  1998     1997
                                                                -------- --------
Supplemental Schedule of Non-Cash
  Investing and Financing Activities:
    Related parties paid certain acquisition and syndication
     costs on behalf of the Partnership as follows:
      Acquisition costs........................................ $ 35,864 $125,693
      Syndication costs........................................       --  210,866
                                                                -------- --------
                                                                $ 35,864 $336,559
                                                                ======== ========
    Distributions declared and unpaid at end of period......... $700,000 $379,266
                                                                ======== ========



                  See accompanying notes to financial statements.

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

           Quarters and Nine Months Ended September 30, 1998 and 1997

1. Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter and nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ended December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund XVIII, Ltd. (the "Partnership") for the year ended December 31, 1997.

   Certain items in the prior year's financial statements have been reclassified to conform to 1998 presentation. These reclassifications had no effect on partners' capital or net income.

   In March 1998, the Financial Accounting Standards Board reached a consensus in EITF 97-11, entitled "Accounting for Internal Costs Relating to Real Estate Property Acquisitions." EITF 97-11 provides that internal costs of identifying and acquiring operating Property should be expensed as incurred. Due to the fact that the Partnership does not have an internal acquisitions function and instead, contracts these services from CNL Fund Advisors, Inc., an affiliate of the general partners, EITF 97-11 had no material effect on the Partnership's financial position or results of operations.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

2. Investment in Joint Ventures

   In August 1998, the Partnership entered into a joint venture arrangement, Columbus Joint Venture, with affiliates of the general partners, to construct and hold one restaurant property. As of September 30, 1998, the Partnership had contributed $166,025, to purchase land and pay construction costs relating to the joint venture. The Partnership has agreed to contribute approximately $225,811 in additional construction costs to the joint venture. The Partnership will have an approximate 40 percent interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures. The following presents the combined, condensed financial information for the joint venture at:

                                                      September 30, December 31,
                                                          1998          1997
                                                      ------------- ------------
Land and construction in progress....................   $497,989        $--
Cash.................................................      8,950         --
Liabilities..........................................     90,650         --
Partners' capital....................................    416,289         --

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

           Quarters and Nine Months Ended September 30, 1998 and 1997

2. Investment in Joint Ventures--Continued

   The Company did not recognize any income from this joint venture because the property owned by the joint venture was not operational as of September 30, 1998.

3. Related Party Transactions

   During the nine months ended September 30, 1998 and 1997, the Partnership incurred $72,610 and $1,697,011, respectively, in syndication costs due to CNL Securities Corp. for services in connection with selling units of limited partnership interest. During the nine months ended September 30, 1998 and 1997, a substantial portion of these amounts ($67,539 and $1,591,343, respectively) was reallowed to other broker-dealers.

   In addition, during the nine months ended September 30, 1998 and 1997, the Partnership incurred $4,271 and $99,824, respectively, in due diligence expense reimbursement fees due to CNL Securities Corp. These fees equal 0.5% of the limited partner contributions of $854,241 and $19,964,832, received during the nine months ended September 30, 1998 and 1997, respectively. The majority of these fees were reallowed to other broker- dealers for payment of bona fide due diligence expenses.

   Additionally, during the nine months ended September 30, 1998 and 1997, the Partnership incurred $38,441 and $898,417, respectively, in acquisition fees due to CNL Fund Advisors, Inc. for services in finding, negotiating and acquiring properties on behalf of the Partnership. These fees represent 4.5% of the limited partner capital contributions received during the nine months ended September 30, 1998 and 1997, and are included in land and buildings on operating leases, net investment in direct financing leases, investment in joint venture, and other assets.

   In addition, during the nine months ended September 30, 1998 and 1997, the Partnership incurred management fees of $21,180 and $9,232, respectively, due to CNL Fund Advisors, Inc.

   During the nine months ended September 30, 1998 and 1997, certain affiliates of the general partners provided various administrative services to the Partnership, including services related to accounting; financial, tax and regulatory compliance and reporting; lease and loan compliance; limited partners distributions and reporting; due diligence and marketing; and investor relations (including administrative services in connection with selling units of limited partnership interest), on a day-to-day basis. The expenses incurred for these services were classified as follows for the nine months ended September 30:

                                                                1998     1997
                                                               ------- --------
   Syndication costs.......................................... $    -- $212,279
   General operating and administrative expenses..............  77,601   70,404
                                                               ------- --------
                                                               $77,601 $282,683
                                                               ======= ========

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

           Quarters and Nine Months Ended September 30, 1998 and 1997

3. Related Party Transactions--Continued

   The amounts due to related parties consisted of the following at:

                                                    September 30, December 31,
                                                        1998          1997
                                                    ------------- ------------
   Due to CNL Securities Corp.:
     Commissions...................................    $    --      $ 79,069
     Due diligence expense reimbursement fee.......         --         5,191
                                                       -------      --------
                                                            --        84,260
                                                       -------      --------
   Due to CNL Fund Advisors, Inc.:
     Expenditures incurred on behalf of the
      Partnership..................................     10,220         1,737
     Acquisition fees..............................         --        29,757
     Accounting and administrative services........      2,484         1,921
     Management fees...............................      1,948           556
                                                       -------      --------
                                                        14,652        33,971
                                                       -------      --------
                                                       $14,652      $118,231
                                                       =======      ========

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners
CNL Income Fund XVIII, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund XVIII, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the years in the period ended December 31, 1997 and 1996 and the period February 10, 1995 (date of inception) through December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund XVIII, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years ended December 31, 1997 and 1996 and the period February 10, 1995 (date of inception) through December 31, 1995, in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
February 4, 1998

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                                 BALANCE SHEETS

                                                             December 31,
                                                        ----------------------
                                                           1997        1996
                                                        ----------- ----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation.............................. $21,311,062 $1,530,768
Net investment in direct financing leases..............   6,004,878         --
Cash and cash equivalents..............................   4,143,327  5,371,325
Receivables............................................      68,000      3,711
Organization costs, less accumulated amortization of
 $2,411 and $411.......................................       7,589      9,589
Accrued rental income..................................     128,225        146
Other assets...........................................     160,532    324,785
                                                        ----------- ----------
                                                        $31,823,613 $7,240,324
                                                        =========== ==========
           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................... $    10,456 $  104,514
Accrued construction costs payable.....................   1,108,627         --
Distributions payable..................................     510,636     55,708
Due to related parties.................................     118,231     83,889
Rents paid in advance..................................      28,277         --
Deferred rental income.................................     200,806         --
                                                        ----------- ----------
  Total liabilities....................................   1,977,033    244,111
Partners' capital......................................  29,846,580  6,996,213
                                                        ----------- ----------
                                                        $31,823,613 $7,240,324
                                                        =========== ==========


                  See accompanying notes to financial statements.

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                                 February 10,
                                                                  1995 (Date
                                                Year Ended       of Inception)
                                               December 31,         through
                                            -------------------  December 31,
                                               1997      1996        1995
                                            ----------  -------  -------------
Revenues:
  Rental income from operating leases...... $  950,316  $ 1,373       $--
  Earned income from direct financing
   leases..................................    340,305       --        --
  Interest and other income................    162,621   30,241        --
                                            ----------  -------       ---
                                             1,453,242   31,614        --
                                            ----------  -------       ---
Expenses:
  General operating and administrative.....    123,708    3,980        --
  Professional services....................     20,429       --        --
  Management fees to related party.........     11,842       12        --
  State and other taxes....................        424       --        --
  Depreciation and amortization............    142,079      712        --
                                            ----------  -------       ---
                                               298,482    4,704        --
                                            ----------  -------       ---
Net Income................................. $1,154,760  $26,910       $--
                                            ==========  =======       ===
Allocation of Net Income:
  General partners......................... $   (1,421) $    (7)      $--
  Limited partners.........................  1,156,181   26,917        --
                                            ----------  -------       ---
                                            $1,154,760  $26,910       $--
                                            ==========  =======       ===
Net Income per Limited Partner Unit........ $     0.51  $  0.05       $--
                                            ==========  =======       ===
Weighted Average Number of Limited Partner
 Units Outstanding.........................  2,279,801  503,436        --
                                            ==========  =======       ===



                  See accompanying notes to financial statements.

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                        STATEMENTS OF PARTNERS' CAPITAL

             Years Ended December 31, 1997 and 1996 and the Period February 10, 1995 (Date of Inception) through December 31, 1995

                              General Partners                        Limited Partners
                         -------------------------- ----------------------------------------------------
                                        Accumulated                             Accumulated  Syndication
                         Contributions   Earnings   Contributions Distributions   Earnings      Costs        Total
                         -------------- ----------- ------------- ------------- ------------ -----------  -----------
Balance, February 10,
 1995 (Date of
 Inception).............     $   --       $    --    $        --   $        --   $       --  $        --  $        --
  Contributions from
   general partners.....      1,000            --             --            --           --           --        1,000
                             ------       -------    -----------   -----------   ----------  -----------  -----------
Balance, December 31,
 1995...................      1,000            --             --            --           --           --        1,000
  Contributions from
   limited partners.....         --            --      8,421,815            --           --           --    8,421,815
  Distributions to
   limited partners
   ($0.11 per limited
   partner unit)........         --            --             --       (57,846)          --           --      (57,846)
  Syndication costs.....         --            --             --            --           --   (1,395,666)  (1,395,666)
  Net income............         --            (7)            --            --       26,917           --       26,910
                             ------       -------    -----------   -----------   ----------  -----------  -----------
Balance, December 31,
 1996...................      1,000            (7)     8,421,815       (57,846)      26,917   (1,395,666)   6,996,213
  Contributions from
   limited partners.....         --            --     25,723,944            --           --           --   25,723,944
  Distributions to
   limited partners
   ($0.57 per limited
   partner unit)........         --            --             --    (1,310,885)          --           --   (1,310,885)
  Syndication costs.....         --            --             --            --           --   (2,717,452)  (2,717,452)
  Net income............         --        (1,421)            --            --    1,156,181           --    1,154,760
                             ------       -------    -----------   -----------   ----------  -----------  -----------
Balance, December 31,
 1997...................     $1,000       $(1,428)   $34,145,759   $(1,368,731)  $1,183,098  $(4,113,118) $29,846,580
                             ======       =======    ===========   ===========   ==========  ===========  ===========



                  See accompanying notes to financial statements.

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOWS

                                                                         February 10,
                                                                          1995 (Date
                                                                         of Inception)
                                              Year Ended December 31,      through
                                              -------------------------  December 31,
                                                  1997         1996          1995
                                              ------------  -----------  -------------
Increase (Decrease) in Cash and Cash
 Equivalents:
  Cash Flows From Operating Activities:
    Cash received from tenants..............  $  1,353,968  $        --    $     --
    Interest received.......................       161,826       30,241          --
    Cash paid for expenses..................      (154,038)      (3,095)         --
                                              ------------  -----------    --------
      Net cash provided by operating
       activities...........................     1,361,756       27,146          --
                                              ------------  -----------    --------
  Cash Flows From Investing Activities:
    Additions to land and buildings on
     operating leases.......................   (18,581,999)  (1,533,446)         --
    Investment in direct financing leases...    (5,962,087)          --          --
    Increase in other assets................            --     (276,848)         --
    Other...................................           107         (107)        (20)
                                              ------------  -----------    --------
      Net cash used in investing
       activities...........................   (24,543,979)  (1,810,401)        (20)
                                              ------------  -----------    --------
  Cash Flows From Financing Activities:
    Reimbursement of acquisition,
     organization and syndication costs paid
     by related parties
     on behalf of the Partnership...........      (396,548)    (497,420)         --
    Contributions from general partners.....            --           --       1,000
    Contributions from limited partners.....    25,723,944    8,498,815          --
    Distributions to limited partners.......      (855,957)      (2,138)         --
    Payment of syndication costs............    (2,450,214)    (845,657)         --
    Other...................................       (67,000)          --          --
                                              ------------  -----------    --------
      Net cash provided by financing
       activities...........................    21,954,225    7,153,600       1,000
                                              ------------  -----------    --------
Net Increase (Decrease) in Cash and Cash
 Equivalents................................    (1,227,998)   5,370,345         980
Cash and Cash Equivalents at Beginning of
 Period.....................................     5,371,325          980          --
                                              ------------  -----------    --------
Cash and Cash Equivalents at End of Period..  $  4,143,327  $ 5,371,325    $    980
                                              ============  ===========    ========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
  Net income................................  $  1,154,760  $    26,910    $     --
                                              ------------  -----------    --------
  Adjustments to reconcile net income to
   net cash provided by operating activities:
    Depreciation............................       140,079          301          --
    Amortization............................         2,000          411          --
    Increase in receivables.................       (66,771)      (1,227)         --
    Decrease in net investment in direct
     financing leases.......................        28,084           --          --
    Increase in accrued rental income.......      (128,079)        (146)         --
    Increase in accounts payable............           398           57          --
    Increase in due to related parties,
     excluding acquisition, organization and
     syndication costs paid on behalf of
     the Partnership........................         2,202          820          --
    Increase in rents paid in advance.......        28,277           --          --
    Increase in deferred rental income......       200,806           --          --
    Other...................................            --           20          --
                                              ------------  -----------    --------
      Total adjustments.....................       206,996          236          --
                                              ------------  -----------    --------
Net Cash Provided by Operating Activities...  $  1,361,756  $    27,146    $     --
                                              ============  ===========    ========
Supplemental Schedule of Non-Cash Investing
 and Financing Activities:
  Related parties paid certain acquisition,
   organization and syndication costs on
   behalf of the Partnership as follows:
    Acquisition costs.......................  $    134,138  $    18,036    $     --
    Organization costs......................            --           --      10,000
    Syndication costs.......................       211,216      285,858     186,174
                                              ------------  -----------    --------
                                              $    345,354  $   303,894    $196,174
                                              ============  ===========    ========
    Distributions declared and unpaid at
     December 31............................  $    510,636  $    55,708    $     --
                                              ============  ===========    ========

                  See accompanying notes to financial statements.

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                         NOTES TO FINANCIAL STATEMENTS

             Years Ended December 31, 1997 and 1996 and the Period February 10, 1995 (Date of Inception) through December 31, 1995


1. Significant Accounting Policies

   Organization and Nature of Business--CNL Income Fund XVIII, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food, family-style and casual dining restaurant chains. Under the terms of a registration statement filed with the Securities and Exchange Commission, the Partnership is authorized to sell a maximum of 3,500,000 units ($35,000,000) of limited partnership interest. A total of 3,414,576 units ($34,145,759) of limited partnership interest had been sold as of December 31, 1997.

   The Partnership was a development stage enterprise from February 10, 1995 through October 11, 1996. Since operations had not begun, activities through October 11, 1996, were devoted to organization of the Partnership.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using the direct financing or operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (see
  Note 4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals (including rental payments, if any, required during the construction of a property) vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. In contrast, deferred rental income represents the aggregate amount of scheduled rental payments to date (including rental payments due during construction and prior to the property being placed in service) in excess of income recognized on a straight-line basis over the lease term commencing on the date the property is placed in service.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, will be removed from the accounts and gains or losses from sales will be reflected in income. The general partners of the Partnership review

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

             Years Ended December 31, 1997 and 1996 and the Period February 10, 1995 (Date of Inception) through December 31, 1995


1. Significant Accounting Policies--(Continued)

properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to the fair value.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Organization Costs--Organization costs are amortized over five years using the straight-line method upon commencement of operations.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment (Note 5).

   Rents Paid in Advance--Rents paid in advance by lessees for future periods are deferred upon receipt and are recognized as revenues during the period in which the rental income is earned. Rents paid in advance include "interim rent" payments required to be paid under the terms of certain leases for construction properties equal to a pre-determined rate times the amount funded by the Partnership during the period commencing with the effective date of the lease to the date minimum annual rent becomes payable. Once minimum annual rent becomes payable, the "interim rent" payments are amortized and recorded as income either (i) over the lease term so as to produce a constant periodic rate of return for leases accounted for using the direct financing method, or (ii) over the lease term using the straight-line method for leases accounted for using the operating method, whichever is applicable.

   Weighted Average Number of Limited Partner Units Outstanding--Net income and distributions per limited partner unit are calculated based upon the weighted average number of units of limited partnership interest outstanding during the period the Partnership was operational.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

             Years Ended December 31, 1997 and 1996 and the Period February 10, 1995 (Date of Inception) through December 31, 1995


1. Significant Accounting Policies--(Continued)

liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

   Reclassification--Certain items in the prior years' financial statements have been reclassified to conform to 1997 presentation. These reclassifications had no effect on partners' capital or net income.

2. Leases

   The Partnership leases its land and buildings to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the Partnership's leases are classified as operating leases and some of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portions of the majority of the leases are operating leases. The leases have initial terms of 15 to 26 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow the tenants to renew the leases for two to five successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at December 31:

                                                           1997         1996
                                                        -----------  ----------
   Land................................................ $10,812,849  $  852,578
   Building............................................   9,476,977     659,134
                                                        -----------  ----------
                                                         20,289,826   1,511,712
   Less accumulated depreciation.......................    (140,380)       (301)
                                                        -----------  ----------
                                                         20,149,446   1,511,411
   Construction in progress............................   1,161,616      19,357
                                                        -----------  ----------
                                                        $21,311,062  $1,530,768
                                                        ===========  ==========

   Generally, the leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997 and 1996, the Partnership recognized $128,079 and $146, respectively, of such rental income.

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

             Years Ended December 31, 1997 and 1996 and the Period February 10, 1995 (Date of Inception) through December 31, 1995


3. Land and Buildings on Operating Leases--(Continued)

   The following is a schedule of the future minimum lease payments to be received on the noncancellable operating leases at December 31, 1997:

   1998............................................................. $ 1,840,935
   1999.............................................................   1,855,422
   2000.............................................................   1,857,340
   2001.............................................................   1,858,867
   2002.............................................................   1,934,126
   Thereafter.......................................................  23,592,272
                                                                     -----------
                                                                     $32,938,962
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease term. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of tenant's gross sales.

4. Net Investment in Direct Financing Leases

   The following lists the components of the net investment in direct financing leases at December 31:

                                                                 1997      1996
                                                              -----------  ----
   Minimum lease payments receivable......................... $13,241,374  $--
   Estimated residual values.................................   1,773,526   --
   Less unearned income......................................  (9,010,022)  --
                                                              -----------  ----
   Net investment in direct financing leases................. $ 6,004,878  $--
                                                              ===========  ====

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1997:

   1998............................................................. $   677,167
   1999.............................................................     677,167
   2000.............................................................     677,167
   2001.............................................................     677,167
   2002.............................................................     683,170
   Thereafter.......................................................   9,849,536
                                                                     -----------
                                                                     $13,241,374
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (See Note 3).

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

             Years Ended December 31, 1997 and 1996 and the Period February 10, 1995 (Date of Inception) through December 31, 1995


5. Syndication Costs

   Syndication costs consisting of legal fees, commissions, the due diligence expense reimbursement fee, printing and other expenses incurred in connection with the offering totaled $2,717,452 and $1,395,666 for the years ended December 31, 1997 and 1996, respectively. These offering expenses were charged to the limited partners' capital accounts to reflect the net capital proceeds of the offering. All organizational and offering expenses, as defined in the Partnership's prospectus, which exceed three percent of the total gross proceeds received from the sale of units of the Partnership will be paid or reimbursed by the general partners and will not be the responsibility of the Partnership.

6. Allocations and Distributions

   Generally, distributions of net cash flow, as defined in the limited partnership agreement of the Partnership, are made 95 percent to the limited partners and five percent to the general partners; provided, however, that for any particular year, the five percent of net cash flow to be distributed to the general partners will be subordinated to receipt by the limited partners in that year of an eight percent noncumulative, noncompounded return on their aggregate invested capital contributions (the "Limited Partners' 8% Return").

   Generally, net income (determined without regard to any depreciation and amortization deductions and gains and losses from the sale of properties) is allocated between the limited partners and the general partners first, in an amount not to exceed the net cash flow distributed to the partners attributable to such year in the same proportions as such net cash flow is distributed; and thereafter, 99 percent to the limited partners and one percent to the general partners. All deductions for depreciation and amortization are allocated 99 percent to the limited partners and one percent to the general partners.

   Net sales proceeds from the sale of a property generally will be distributed first to the limited partners in an amount sufficient to provide them with the return of their invested capital contributions, plus their cumulative Limited Partners' 8% Return. The general partners will then receive a return of their capital contributions and, to the extent previously subordinated and unpaid, a five percent interest in all net cash flow distributions. Any remaining net sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners.

   Any gain from the sale of a property will be, in general, allocated in the same manner as net sales proceeds are distributable. Any loss will be allocated first, on a pro rata basis to the partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During the years ended December 31, 1997 and 1996, the Partnership declared distributions to the limited partners of $1,310,885 and $57,846. No distributions have been made to the general partners to date.

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

             Years Ended December 31, 1997 and 1996 and the Period February 10, 1995 (Date of Inception) through December 31, 1995


7. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31, 1997 and 1996 and the period February 10, 1995 (date of inception) through December 31, 1995:

                                                         1997      1996    1995
                                                      ----------  -------  ----
   Net income for financial reporting purposes....... $1,154,760  $26,910  $--
   Depreciation for tax reporting purposes in excess
    of depreciation for financial reporting
    purposes.........................................    (45,009)    (386)  --
   Direct financing leases recorded as operating
    leases for tax reporting purposes................     28,084       --    --
   Capitalization of administrative expenses for tax
    reporting purposes...............................        --     3,662
   Accrued rental income.............................   (128,079)    (146)  --
   Deferred rental income............................    281,415      --
   Rents paid in advance.............................     28,277      --    --
   Amortization for financial reporting purposes
    (less than) in excess of amortization for tax
    reporting purposes...............................       (732)     183   --
   Other.............................................         34      --    --
                                                      ----------  -------  ----
   Net income for federal income tax purposes........ $1,318,750  $30,223  $--
                                                      ==========  =======  ====

8. Related Party Transactions

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the parent company of CNL Securities Corp. and CNL Fund Advisors, Inc. James M. Seneff, Jr. is director and chief executive officer of CNL Securities Corp. and is director, chairman of the board of directors and chief executive officer of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, is director and president of CNL Securities Corp., is director, vice chairman of the board of directors and treasurer of CNL Fund Advisors, Inc. and served as president of CNL Fund Advisors, Inc through October 1997.

   CNL Securities Corp. is entitled to receive selling commissions amounting to 8.5% of the total amount raised from the sale of units of limited partnership interest for services in connection with the formation of the Partnership and the offering of units, a substantial portion of which is paid as commissions to other broker-dealers. For the years ended December 31, 1997 and 1996, the Partnership incurred $2,186,535 and $715,854, respectively, as syndication costs for such fees, of which $2,050,986 and $673,534, respectively, was or will be reallowed to other broker-dealers.

   In addition, CNL Securities Corp. is entitled to receive a due diligence expense reimbursement fee equal to 0.5% of the total amount raised from the sale of units of limited partnership interest, a portion of which may be reallowed to other broker-dealers and from which all due diligence expenses will be paid. For the years ended December 31, 1997 and 1996, the Partnership incurred $128,620 and $42,109, respectively, of such fees. The majority of these fees were reallowed to other broker-dealers for payment of bona fide due diligence expenses.

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

             Years Ended December 31, 1997 and 1996 and the Period February 10, 1995 (Date of Inception) through December 31, 1995


8. Related Party Transactions--(Continued)

   CNL Fund Advisors, Inc. is entitled to receive acquisition fees for services in finding, negotiating and acquiring properties on behalf of the Partnership equal to 4.5% of the total amount raised from the sale of units of limited partnership interest. For the years ended December 31, 1997 and 1996, the Partnership incurred $1,157,577 and $378,982, respectively, of such fees. Such fees are included in land and buildings, net investment in direct financing leases and other assets.

   The Partnership and CNL Fund Advisors, Inc. have entered into a management agreement pursuant to which CNL Fund Advisors, Inc. receives annual management fees of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures. The management fee, which will not exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of CNL Fund Advisors, Inc. All or any portion of the management fee not taken as to any fiscal year shall be deferred without interest and may be taken in such other fiscal year as CNL Fund Advisors, Inc. shall determine. For the years ended December 31, 1997 and 1996, the Partnership incurred $11,842 and $12, respectively, for such management fees.

   During the years ended December 31, 1997 and 1996, and the period February 10, 1995 (date of inception) through December 31, 1995, CNL Fund Advisors, Inc. and its affiliates provided accounting and administrative services to the Partnership (including accounting and administrative services in connection with the offering of units) on a day-to-day basis. For the years ended December 31, 1997 and 1996, and the period February 10, 1995 (date of inception) through December 31, 1995, the expenses incurred for these services were classified as follows:

                                                        1997     1996    1995
                                                      -------- -------- -------
   Syndication costs................................. $212,279 $106,887 $37,586
   General operating and administrative expenses.....   98,207    2,980     --
                                                      -------- -------- -------
                                                      $310,486 $109,867 $37,586
                                                      ======== ======== =======

   The due to related parties consisted of the following at December 31:

                                                                 1997    1996
                                                               -------- -------
   Due to CNL Securities Corp.:
    Commissions..............................................   $79,069 $44,186
    Marketing support and due diligence expense reimbursement
     fee.....................................................     5,191   2,599
                                                               -------- -------
                                                                 84,260  46,785
                                                               -------- -------
   Due to CNL Fund Advisors, Inc. and its affiliates:
    Expenditures incurred on behalf of the Partnership.......     1,737   2,788
    Acquisition fees.........................................    29,757  23,392
    Accounting and administrative services...................     1,921  10,912
    Management fees..........................................       556      12
                                                               -------- -------
                                                                 33,971  37,104
                                                               -------- -------
                                                               $118,231 $83,889
                                                               ======== =======

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

             Years Ended December 31, 1997 and 1996 and the Period February 10, 1995 (Date of Inception) through December 31, 1995


9. Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income for at least one of the periods ended:

                                                                    February 10,
                                                                        1995
                                                                      (Date of
                                                                     Inception)
                                                                      through
                                          December 31, December 31, December 31,
                                              1997         1996         1995
                                          ------------ ------------ ------------
   Golden Corral Corp....................   $241,395      $  --         $--
   Foodmaker, Inc........................    240,261         --          --
   Tiffany, L.L.C........................    154,153         --          --
   IHOP Properties, Inc..................    152,343         --          --
   Platinum Rotisserie, L.L.C............    133,591         --          --
   Carrols Corporation...................    100,312       1,373         --

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income for at least one of the periods ended:

                                                                    February 10,
                                                                        1995
                                                                      (Date of
                                                                     Inception)
                                                                      through
                                          December 31, December 31, December 31,
                                              1997         1996         1995
                                          ------------ ------------ ------------
   Golden Corral.........................   $395,548      $  --         $--
   Jack in the Box.......................    240,261         --          --
   Boston Market.........................    231,489         --          --
   IHOP..................................    152,343         --          --
   Burger King...........................    100,312       1,373         --

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the ongoing operations of the lessees.

10. Subsequent Events

   During the period January 1, 1997 through February 4, 1998, the Partnership received capital contributions for an additional 74,408 units ($744,077) of limited partnership interest.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to APF gives effect to the Acquisition, and is based on estimates and assumptions set for the below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF, the historical combined financial information of the Funds, the Advisor and CNL Restaurant Financial Services Group (shown separately as CNL Financial Services, Inc. and CNL Financial Corp.) and should be read in conjunction with the selected historical financial data and accompanying notes of APF, CNL Income Funds, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on September 30, 1998; the pro forma consolidated statements of earnings assume that the restaurant property Acquisitions (as
defined on page    ) and the Acquisition occurred on January 1, 1997.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.

                       CNL AMERICAN PROPERTIES FUND, INC.

               INDEX TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

Unaudited Pro Forma Balance Sheet--As of September 30, 1998............. F-444

Unaudited Pro Forma Income Statement--For the Nine Months ended
 September 30, 1998..................................................... F-445

Unaudited Pro Forma Income Statement--For the Year ended December 31,
 1997................................................................... F-446

Notes and Management's Assumptions to Unaudited Pro Forma Financial
 Statements............................................................. F-447

                      CNL AMERICAN PROPERTIES FUND, INC.

                       UNAUDITED PRO FORMA BALANCE SHEET
                              September 30, 1998

                                                       Historical
                   -----------------------------------------------------------------------------------
                                                         CNL Financial        CNL          Combined
                       APF       Income Funds  Advisor   Services, Inc. Financial Corp.   Portfolios
                   ------------  ------------ ---------- -------------- --------------- --------------
     ASSETS:
Land and
 buildings on
 operating
 leases, net.....  $298,967,972  $332,327,405 $        0   $        0    $          0   $  631,295,377
Net investment in
 direct financing
 leases..........   117,028,760    90,696,044          0            0               0      207,724,804
Mortgages and
 notes
 receivable......    33,523,506     4,836,808          0            0     173,776,981      212,137,295
Other
 Investments.....    16,200,316             0    200,000            0       6,561,628       22,961,944
Investment in
 joint ventures..       631,374    50,429,925          0            0               0       51,061,299
Cash and cash
 equivalents.....    90,674,289    25,730,166    283,300      599,997       5,098,033      122,385,785

Receivables......       575,104       314,049  7,544,985    6,824,632         517,471       15,776,241
Accrued rental
 income..........     3,071,451    18,089,015          0            0               0       21,160,466
Other assets.....     5,711,195     1,018,297    401,524      295,570       3,854,477       11,281,063

                   ------------  ------------ ----------   ----------    ------------   --------------
 Total assets....  $566,383,967  $523,441,709 $8,429,809   $7,720,199    $189,808,590   $1,295,784,274
                   ============  ============ ==========   ==========    ============   ==============
  LIABILITIES &
     EQUITY:
Accounts payable
 and accrued
 liabilities.....  $    379,496  $    615,567 $  449,751   $  193,949    $  1,236,138   $    2,874,901
Accrued
 construction
 costs payable...     3,045,304             0          0            0               0        3,045,304
Distributions
 payable.........             0    12,929,500  2,220,000            0               0       15,149,500
Due to related
 parties.........     2,552,411       945,723          0    1,452,512       6,556,920       11,507,566
Income tax
 payable.........             0             0  1,989,003            0       1,001,861        2,990,864
Line of credit...     6,765,575             0          0            0               0        6,765,575
Notes payable....             0             0    390,398       28,462     175,528,203      175,947,063
Deferred income..     1,015,758       168,790          0            0               0        1,184,548
Rents paid in
 advance.........       437,497       802,726          0            0               0        1,240,223
Minority
 interest........       282,544     1,740,749          0            0               0        2,023,293
Common Stock.....       621,187             0      9,800        2,000             200          633,187
Additional paid
 in capital......   556,830,578             0    482,964    5,231,827       3,887,496      566,432,865
Accumulated
 distributions in
 excess of net
 earnings........    (5,546,383)            0  2,887,893      811,449       1,597,772         (249,269)

Partners
 capital.........             0   506,238,654          0            0               0      506,238,654
                   ------------  ------------ ----------   ----------    ------------   --------------
 Total
  liabilities and
  equity.........  $566,383,967  $523,441,709 $8,429,809   $7,720,199    $189,808,590   $1,295,784,274
                   ============  ============ ==========   ==========    ============   ==============
                            Pro Forma
                   --------------------------------
                   Adjustments        Pro Forma
                   ---------------- ---------------
     ASSETS:
Land and
 buildings on
 operating
 leases, net.....  $ 92,857,763 (1)
                     26,052,741 (2) $  750,205,881
Net investment in
 direct financing
 leases..........    24,117,264 (1)    231,842,068
Mortgages and
 notes
 receivable......       849,195 (2)    212,986,490
Other
 Investments.....           --          22,961,944
Investment in
 joint ventures..    13,158,851 (1)     64,220,150
Cash and cash
 equivalents.....    (7,175,000)(1)
                     (8,933,000)(1)
                    (26,901,936)(2)     79,375,849
Receivables......    (8,795,102)(3)      6,981,139
Accrued rental
 income..........   (18,089,015)(1)      3,071,451
Other assets.....    39,696,874)(1)
                     (4,673,130)(1)     46,304,807
                   ---------------- ---------------
 Total assets....  $122,165,505     $1,417,949,779
                   ================ ===============
  LIABILITIES &
     EQUITY:
Accounts payable
 and accrued
 liabilities.....  $        --      $    2,874,901
Accrued
 construction
 costs payable...           --           3,045,304
Distributions
 payable.........           --          15,149,500
Due to related
 parties.........    (8,795,102)(3)      2,712,464
Income tax
 payable.........    (2,990,864)(4)              0
Line of credit...           --           6,765,575
Notes payable....           --         175,947,063
Deferred income..      (168,790)(1)      1,015,758
Rents paid in
 advance.........           --           1,240,223
Minority
 interest........           --           2,023,293
Common Stock.....       713,825 (1)      1,347,012
Additional paid
 in capital......   715,496,888 (1)  1,281,929,753
Accumulated
 distributions in
 excess of net
 earnings........   (78,842,662)(1)
                      2,990,864 (4)    (76,101,067)
Partners
 capital.........  (506,238,654)(1)              0
                   ---------------- ---------------
 Total
  liabilities and
  equity.........  $122,165,505     $1,417,949,779
                   ================ ===============

                      CNL AMERICAN PROPERTIES FUND, INC.

                     UNAUDITED PRO FORMA INCOME STATEMENT
                 For the nine months ended September 30, 1998

                                                      Historical
                   ----------------------------------------------------------------------------------
                                                          CNL Financial        CNL         Combined
                       APF      Income Funds    Advisor   Services, Inc. Financial Corp.  Portfolios
                   -----------  ------------  ----------- -------------- --------------- ------------
Revenues:
 Rental and
 earned income...  $22,947,199  $35,891,418   $         0   $        0     $         0   $ 58,838,617

 Fees............            0            0    21,405,127    5,115,549           6,817     26,527,493

 Interest and
 other income....    6,117,911    1,528,771           751      432,506      18,031,141     26,111,080
                   -----------  -----------   -----------   ----------     -----------   ------------
 Total revenue...   29,065,110   37,420,189    21,405,878    5,548,055      18,037,958    111,477,190
Expenses:
 General and
 administrative..    1,539,004    3,037,610     6,701,115    4,107,311       2,597,171     17,982,211


 Advisory fees...    1,248,393      210,414             0            0       1,026,231      2,485,038
 Fees to
 Restaurant
 Financial
 Services Group..            0            0       256,456    1,569,202               0      1,825,658
 Interest........            0            0       105,668        3,534      14,230,999     14,340,201
 State taxes.....      397,569      248,468        15,226       18,564         201,616        881,443
 Depreciation--
 other...........            0            0        75,607       55,056               0        130,663
 Depreciation--
 property........    2,684,924    4,611,116             0            0               0      7,296,040
 Amortization....        8,096       35,869        55,932          138         945,299      1,045,334
                   -----------  -----------   -----------   ----------     -----------   ------------
 Total operating
 expenses........    5,877,986    8,143,477     7,210,004    5,753,805      19,001,316     45,986,588
                   -----------  -----------   -----------   ----------     -----------   ------------
Operating
earnings
(losses).........   23,187,124   29,276,712    14,195,874     (205,750)      (963,358)     65,490,602
 Equity in
 earnings of
 joint
 ventures/minority
 interest........      (23,271)   2,507,758             0       12,452               0      2,496,939
 Gain /(loss) on
 sale of
 properties......            0    2,239,278             0            0               0      2,239,278
 Gain on
 securitization..            0            0             0            0       3,018,268      3,018,268
 Provision for
 loss on
 properties......            0     (577,405)            0            0               0       (577,405)
 Other expenses..            0      (45,150)            0            0               0        (45,150)
                   -----------  -----------   -----------   ----------     -----------   ------------
Net earnings
(losses) before
federal income
taxes............   23,163,853   33,401,193    14,195,874     (193,298)      2,054,910     72,622,532
 Provision
 (credit) for
 federal income
 taxes...........            0            0     5,607,415      (81,229)        789,895      6,316,081
                   -----------  -----------   -----------   ----------     -----------   ------------
Net income.......  $23,163,853  $33,401,193   $ 8,588,459   $ (112,069)    $ 1,265,015   $ 66,306,451
                   ===========  ===========   ===========   ==========     ===========   ============
Earnings per
share............  $      0.49
                   ===========
Shares
outstanding:
 Weighted
 average.........   47,633,909
                   ===========
 End of period...   62,118,679
                   ===========
                           Pro Forma
                   --------------------------------
                   Adjustments       Pro Forma
                   ---------------- ---------------
Revenues:
 Rental and
 earned income...  $  9,747,393 (a)
                        836,671 (b) $ 69,422,681
 Fees............   (21,920,894)(c)
                     (2,875,906)(d)    1,730,693
 Interest and
 other income....     1,526,547 (e)   27,637,627
                   ---------------- ---------------
 Total revenue...   (12,686,189)      98,791,001
Expenses:
 General and
 administrative..    (1,641,779)(f)
                     (1,415,100)(g)
                       (571,595)(h)   14,353,737
 Advisory fees...    (2,485,038)(i)            0
 Fees to
 Restaurant
 Financial
 Services Group..    (1,825,658)(n)            0
 Interest........       (68,670)(m)   14,271,531
 State taxes.....       601,369 (j)    1,482,812
 Depreciation--
 other...........           --           130,663
 Depreciation--
 property........     2,870,103 (k)   10,166,143
 Amortization....     1,488,633 (l)    2,533,967
                   ---------------- ---------------
 Total operating
 expenses........    (3,047,735)      42,938,853
                   ---------------- ---------------
Operating
earnings
(losses).........    (9,638,454)      55,852,148
 Equity in
 earnings of
 joint
 ventures/minority
 interest........           --         2,496,939
 Gain /(loss) on
 sale of
 properties......           --         2,239,278
 Gain on
 securitization..           --         3,018,268
 Provision for
 loss on
 properties......           --          (577,405)
 Other expenses..           --           (45,150)
                   ---------------- ---------------
Net earnings
(losses) before
federal income
taxes............    (9,638,454)      62,984,078
 Provision
 (credit) for
 federal income
 taxes...........    (6,316,081)(o)            0
                   ---------------- ---------------
Net income.......  $(3,322,373)     $ 62,984,078
                   ================ ===============
Earnings per
share............                   $       0.48
                                    ===============
Shares
outstanding:
 Weighted
 average.........                    130,673,371(p)
                                    ===============
 End of period...                    134,701,179
                                    ===============

                      CNL AMERICAN PROPERTIES FUND, INC.

                     UNAUDITED PRO FORMA INCOME STATEMENT
                     For the year ended December 31, 1997

                                                     Historical                                             Pro Forma
                   --------------------------------------------------------------------------------  ----------------------------
                                                         CNL Financial        CNL        Combined
                       APF      Income Funds   Advisor   Services, Inc. Financial Corp. Portfolios   Adjustments      Pro Forma
                   -----------  ------------  ---------- -------------- --------------- -----------  -----------     ------------
Revenues:
 Rental and
 earned income...  $15,490,615  $51,340,020   $        0   $        0     $         0   $66,830,635  $25,281,493 (a)
                                                                                                       1,061,687 (b) $ 93,173,815
 Fees............            0            0    8,310,836    5,965,110          73,704    14,349,650  (10,087,047)(c)
                                                                                                      (2,662,141)(d)    1,600,462
 Interest and
 other income....    3,967,318    1,815,714      165,569            0      10,932,843    16,881,444      249,395 (e)   17,130,839
                   -----------  -----------   ----------   ----------     -----------   -----------  -----------     ------------
 Total Revenue...   19,457,933   53,155,734    8,476,405    5,965,110      11,006,547    98,061,729   13,843,387      111,905,116
Expenses:
 General and
 administrative..    1,010,725    3,691,750    4,266,169    1,889,904         828,848    11,687,396   (1,038,365)(f)
                                                                                                      (1,619,238)(g)
                                                                                                        (714,640)(h)    8,315,153
 Advisory fees...      804,879      263,766            0            0       1,802,532     2,871,177   (2,871,177)(i)            0
 Fees to
 Restaurant
 Financial
 Services Group..            0            0      151,041      594,041               0       745,082     (745,082)(n)            0
 Interest........            0            0      162,153      183,315       8,320,000     8,665,468      (81,594)(m)    8,583,874
 State taxes.....      251,358      234,022       12,084        1,294           1,600       500,358      110,893 (j)      611,251
 Depreciation--
 other...........            0            0       48,490       14,637               0        63,127          --            63,127
 Depreciation--
 property........    1,784,269    6,028,330            0            0               0     7,812,599    5,109,705 (k)   12,922,304
 Amortization....       10,793       37,729       18,093       61,324         916,577     1,044,516    1,984,844 (l)    3,029,360
                   -----------  -----------   ----------   ----------     -----------   -----------  -----------     ------------
 Total operating
 expenses........    3,862,024   10,255,597    4,658,030    2,744,515      11,869,557    33,389,723      135,346       33,525,069
                   -----------  -----------   ----------   ----------     -----------   -----------  -----------     ------------
Operating
earnings
(losses).........   15,595,909   42,900,137    3,818,375    3,220,595        (863,010)   64,672,006   13,708,041       78,380,047
 Equity in
 earnings of
 joint
 ventures/minority
 interest........      (31,453)   3,678,871            0     (126,627)              0     3,520,791          --         3,520,791
 Gain on sale of
 properties......            0    4,224,500            0            0               0     4,224,500          --         4,224,500
 Provision for
 loss on
 properties......            0     (665,574)           0            0               0      (665,574)         --          (665,574)
 Other income....            0      214,000            0            0               0       214,000          --           214,000
                   -----------  -----------   ----------   ----------     -----------   -----------  -----------     ------------
Net earnings
before federal
income taxes.....   15,564,456   50,351,934    3,818,375    3,093,968       (863,010)    71,965,723   13,708,041       85,673,764
 Provision
 (credit) for
 federal income
 taxes...........            0            0    1,508,258    1,272,133        (317,785)    2,462,606   (2,462,606)(o)            0
                   -----------  -----------   ----------   ----------     -----------   -----------  -----------     ------------
Net earnings
(losses).........  $15,564,456  $50,351,934   $2,310,117   $1,821,835     $  (545,225)  $69,503,117  $16,170,647     $ 85,673,764
                   ===========  ===========   ==========   ==========     ===========   ===========  ===========     ============
Earnings per
share............  $      0.66                                                                                       $       0.65
                   ===========                                                                                       ============
Shares
outstanding:
 Weighted
 average.........   23,423,868                                                                                        131,446,067
                   ===========                                                                                       ============
 End of period...   36,192,971                                                                                        131,446,067
                   ===========                                                                                       ============

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                         PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

   The Pro Forma Balance Sheet as of September 30, 1998 reflects the transactions of the acquisition of the CNL Income Funds, Advisor and CNL Restaurant Financial Services Group (the "Acquisition Proposal") as set forth in this Consent Solicitation. The Pro Forma Statements of Earnings for the nine months ended September 30, 1998, and for the year ended December 31, 1997, have been prepared to reflect a) the issuance of additional shares and the property acquisitions completed from January 1, 1997 through November 30, 1998 ("Offering and Property Transactions") and b) the transactions of the Acquisition Proposal as set forth in this Consent Solicitation. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF and the historical combined financial information of the CNL Income Funds, Advisor and CNL Restaurant Financial Services Group and should be read in conjunction with the selected historical financial data and accompanying notes of APF, the CNL Income Funds, Advisor and the CNL Restaurant Financial Services Group. The Pro Forma Balance Sheet was prepared as if the Offering and Property Transactions and the Acquisition Proposal occurred on September 30, 1998. The Pro Forma Statements of Earnings were prepared as if the Property Acquisitions and the Acquisition Proposal occurred as of January 1, 1997. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the Offering and Acquisition Transaction and the Acquisition Proposal had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the Acquisition Proposal have been made. Capitalized terms have the meanings as defined in the Consent Solicitation.

2. Method of Accounting

   The acquisition of the CNL Income Funds and the CNL Restaurant Financial Services Group will be accounted for under the purchase accounting method. APF will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, APF will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an operating expense on APF's consolidated statements of earnings, but APF will not deduct this expense for purposes of calculating funds from operations due to the non-recurring and non-cash nature of the expense.

   All significant intercompany balances and transactions between APF, CNL Income Funds, Advisor and CNL Restaurant Financial Services Group have been eliminated in the pro forma financial statements.

3. Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of September 30, 1998, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at an annual meeting of stockholders, the stockholders of APF approved an amendment to increase the number of authorized shares to an amount necessary to enable APF to issue the shares for the Acquisition.

     (1) Represents the payment of $7,175,000 in cash and the issuance of 72,582,500 common shares in consideration for the purchase of the CNL Income Funds, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 at a share price of $10 plus estimated transaction costs. The acquisition of the CNL Income Funds and the CNL Restaurant Financial Services Group has been accounted for under the purchase accounting method and goodwill was recognized to the extent that the consideration paid exceeded the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

  related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on APF's statement of earnings. APF will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by APF.

     CNL Income Funds............................................. $610,000,000
     Advisor......................................................   76,000,000
     CNL Restaurant Financial Services Group......................   47,000,000
                                                                   ------------
       Total Purchase Price (cash and shares).....................  733,000,000
     Less cash paid to CNL Income Funds...........................   (7,175,000)
                                                                   ------------
       Share consideration........................................  725,825,000
     Transaction costs of APF.....................................    8,933,000
                                                                   ------------
       Total costs incurred....................................... $734,758,000
                                                                   ============

   In addition, APF i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the CNL Income Funds carrying value of land and building on operating leases by $92,857,763, net investment in direct financing leases by $24,117,264, investment in joint venture by $13,158,851, made downward adjustments to the carrying value of accrued rental income of $18,089,015, made downward adjustments to other assets of $4,673,130 and made downward adjustments to deferred income of $168,790 to adjust historical values to fair value, iii) recorded goodwill of $39,696,874 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $73,545,548 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114, and partners' capital balance of $506,238,654 of the CNL Income Funds, Advisor and CNL Restaurant Financial Services Group.

     (2) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

     (3) Represents the elimination by the CNL Income Funds of $945,723 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by APF of $1,208,000 in related party payables recorded as receivables by the Advisor.

     (4) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

4. Adjustments to Pro Forma Income Statements

   (I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the nine months ended September 30, 1998, as if the Acquisition was consummated as of January 1, 1997.

  (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and
      2) properties that were developed by APF from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period.)

   Rental and earned income on Property Transaction by APF.........  $9,635,208
   Rental and earned income on Property Transactions by CNL XVIII..     112,185
                                                                     ----------
                                                                     $9,747,393
                                                                     ==========

  (b) Represents $836,671 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Funds as if the leases had been acquired on January 1, 1997.

  (c) Represents the elimination of intercompany fees between APF, the CNL Income Funds, the Advisor and the CNL Restaurant Financial Services
      Group:

     Origination fees............................................ $ (1,569,202)
     Secured equipment lease fee.................................      (44,424)
     Advisory fees...............................................   (1,932,795)
     Reimbursement of administrative costs.......................     (627,662)
     Acquisition fees............................................  (15,757,119)
     Underwriting fees...........................................     (254,945)
     Administrative fees.........................................     (148,493)
     Executive fee...............................................     (310,000)
     Guarantee fees..............................................      (93,750)
     Servicing fee...............................................   (1,014,117)
     Development fees............................................     (166,876)
     Consulting fee..............................................       (1,511)
                                                                  ------------
       Total..................................................... $(21,920,894)
                                                                  ============

  (d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

  (e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

  (f) Represents the elimination of intercompany expenses paid between APF, the CNL Income Funds, the Advisor and the CNL Restaurant Financial Services Group.

     Reimbursement of administrative costs........................ $  (627,662)
     Servicing fee................................................  (1,014,117)
                                                                   -----------
                                                                   $(1,641,779)
                                                                   ===========

  (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by APF were subject to capitalization during the entire period and 2) costs relating to properties not developed by APF were subject to capitalization up through the time that EITF 97-11 became effective.

     General and administrative costs............................. $(1,415,100)

  (h) Represents savings of $571,595 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

  (i) Represents the elimination of advisory fees between APF, the CNL Income Funds, the Advisor and the CNL Restaurant Financial Services Group:

     Advisory fees................................................. $(1,932,795)
     Administrative fees...........................................    (148,493)
     Executive fee.................................................    (310,000)
     Guarantee fees................................................     (93,750)
                                                                    -----------
                                                                    $(2,485,038)
                                                                    ===========

  (j) Represents additional income taxes of $601,369 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Funds had operated under a REIT structure.

  (k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolios using the straight-line method over the estimated useful lives of generally 30 years.

     Depreciation expense............................................ $2,870,103

  (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (2)

     Amortization of goodwill....................................... $1,488,633

  (m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in II (d ) below.

     Interest expense................................................. $(68,670)

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

  (n) Represents the elimination of fees paid to affiliates for fees incurred between APF, the CNL Income Funds, the Advisor and the CNL Restaurant Financial Services Group:

     Origination fees.............................................. $(1,569,202)
     Underwriting fees.............................................    (254,945)
     Consulting fee................................................      (1,511)
                                                                    -----------
                                                                    $(1,825,658)
                                                                    ===========

  (o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the Acquisition. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

  (p) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of APF.

   (II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1997, as if the Acquisition was consummated as of January 1, 1997.

  (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and
      2) properties that were developed by APF from January 1, 1997 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period.)

     Rental and earned income on Property Transaction by APF...... $24,048,982
     Rental and earned income on Property Transactions by CNL
      XVIII.......................................................   1,232,511
                                                                   -----------
                                                                   $25,281,493
                                                                   ===========

  (b) Represents $1,061,687 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Funds as if the leases had been acquired on January 1, 1997.

  (c) Represents the elimination of intercompany fees between APF, the CNL Income Funds, the Advisor and the CNL entities:

     Origination fees............................................ $   (594,041)
     Secured equipment lease fee.................................     (375,219)
     Advisory fees...............................................   (2,039,446)
     Reimbursement of administrative costs.......................     (439,377)
     Acquisition fees............................................   (4,337,634)
     Underwriting fees...........................................     (151,041)
     Administrative fees.........................................     (269,231)
     Executive fee...............................................     (250,000)
     Guarantee fees..............................................     (312,500)
     Arrangement fees............................................     (350,000)
     Servicing fee...............................................     (598,988)
     Development fees............................................     (369,570)
                                                                  ------------
       Total..................................................... $(10,087,047)
                                                                  ============

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

  (d) Represents the deferral of $2,662,141 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

  (e) Represents the elimination of interest income of $1,931,331 earned during the year ended December 31, 1997 assuming all monies raised during 1997 and all cash held on January 1, 1997 was used to effect the Acquisition on January 1, 1997, represents interest income of $2,047,619 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the recognition of $133,107 of origination fees collected during the year ended December 31, 1997 which were deferred in (d) and are being amortized and recorded as interest income.

  (f) Represents the elimination of intercompany expenses paid between APF, the CNL Income Funds, the Advisor and the CNL Restaurant Financial Services Group.

     Reimbursement of administrative costs........................ $  (439,377)
     Servicing fee................................................    (598,988)
                                                                   -----------
                                                                   $(1,038,365)
                                                                   ===========

  (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by APF were subject to capitalization during the entire period and 2) costs relating to properties not developed by APF were subject to capitalization up through the time that EITF 97-11 became effective.

     General and administrative costs............................. $(1,619,238)

  (h) Represents savings of $714,640 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

  (i) Represents the elimination of advisory fees between APF, the CNL Income Funds, the Advisor and the CNL Restaurant Financial Services Group:

     Advisory fees................................................. $(2,039,446)
     Administrative fees...........................................    (269,231)
     Executive fee.................................................    (250,000)
     Guarantee fees................................................    (312,500)
                                                                    -----------
                                                                    $(2,871,177)
                                                                    ===========

  (j) Represents additional income taxes of $110,893 resulting from assuming that acquisitions from January 1, 1997 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Funds had operated under a REIT structure.

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

  (k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1997 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolios using the straight-line method over the estimated useful lives of generally 30 years.

     Depreciation expense............................................ $5,109,705

  (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (2)

     Amortization of goodwill....................................... $1,984,844

  (m) Represents elimination of yearly amortization of arrangement fees of $350,000 capitalized as deferred costs and amortized as interest expense and the capitalization of interest expense during the period that properties were under development.

     Amortization of arrangement fees................................ $(24,144)
     Capitalization of interest during development period............  (57,450)
                                                                      --------
                                                                      $(81,594)
                                                                      ========

  (n) Represents the elimination of fees paid to affiliates for fees incurred between APF, the CNL Income Funds, the Advisor and the CNL Restaurant Financial Services Group:

     Origination fees................................................ $(594,041)
     Underwriting fees...............................................  (151,041)
                                                                      ---------
                                                                      $(745,082)
                                                                      =========

  (o) Represents the elimination of $2,462,606 in the provision for income taxes as a result of the Acquisition. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

  (p) Common shares issued during the period were assumed to have been issued and outstanding as of January 1, 1997. For purposes of the pro forma financial statement, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of APF.

                       CNL AMERICAN PROPERTIES FUND, INC.
                          SUPPLEMENT DATED     , 1999
                                       TO
                   PROSPECTUS/CONSENT SOLICITATION STATEMENT
                             DATED           , 1999
                           FOR CNL INCOME FUND, LTD.

   This Supplement is being furnished to you, as a Limited Partner of CNL Income Fund, Ltd., which we refer to as the Income Fund, for the purpose of enabling you to evaluate the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., a Maryland corporation, which is a real estate investment trust. This Supplement is designed to summarize only the risks, effects, fairness and other considerations of the proposed acquisition that are unique to you and the other Limited Partners of your Income Fund. This Supplement does not purport to provide an overall summary of the proposed acquisition and should be read in conjunction with the accompanying Prospectus/Consent Solicitation Statement, which includes detailed discussions regarding APF and the other Income Funds being acquired by APF. Accordingly, the discussions in this Supplement are qualified by the more expanded treatment of these matters appearing in the Prospectus/Consent Solicitation Statement. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" when used herein refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of your Income Fund. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., a wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership.

                                    OVERVIEW

   Pursuant to the Prospectus/Consent Solicitation Statement and this Supplement, you are being asked to approve the Acquisition of your Income Fund by APF. Your Income Fund is one of 18 limited partnerships (which we refer to collectively as the Funds) that APF is seeking to acquire. Supplements have also been prepared for each of the other Funds, copies of which may be obtained without charge to each Limited Partner or his representative upon written request to D.F. King & Co., 77 Water Street, New York, New York 10005.

What is APF?

   APF is a full-service real estate investment trust (or a REIT), formed in 1994, whose primary business, like that of the Funds, is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. As a full-service REIT, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains, from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time of the consummation of the Acquisition and will be one of the largest triple-net lease REITs in the United States.

How many shares of common stock (or APF Shares) will I receive if my Income Fund is acquired by APF?

   Your Income Fund will receive 1,157,759 APF Shares. You will receive your pro rata portion of such shares in accordance with the terms of your Income Fund's partnership agreement. APF has assigned a value, which we refer to as the Exchange Value, of $10.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing. It is possible that the APF Shares will trade at prices substantially below the Exchange Value. APF has, however, recently sold approximately 75 million APF Shares through three public offerings at offering prices per APF share equal to the Exchange Value. At December 31, 1998, of the approximately $750 million raised by APF, APF has used approximately $550 million to acquire restaurant properties and to make mortgage loans and had approximately $120 million in uninvested proceeds which APF expects to invest during the first quarter of 1999. The remaining proceeds were used to pay fees and other offering expenses.

What is the required vote necessary to approve the Acquisition?

   Pursuant to the terms of your Income Fund's partnership agreement, APF's acquisition of your Income Fund may not be consummated without the approval of greater than 50% of the outstanding limited partnership Units. Such an approval by your Income Fund's Limited Partners will be binding on you even if you vote against the Acquisition.

Did you receive a fairness opinion in connection with APF's acquisition of my Fund?

   Yes. Legg Mason Wood Walker, Incorporated rendered an opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds.

Do you, as the general partners of my Income Fund, recommend that I vote in favor of the proposed Acquisition?

   Yes. We unanimously recommend that you vote "For" the proposed Acquisition. We believe that the Acquisition is the best means to maximize the value of your investment in your Fund as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

How do I vote?

   Just indicate on the enclosed consent form how you want to vote, and sign and mail it in the enclosed postage-paid return envelope as soon as possible, so that at the Special Meeting of Limited Partners, your Units may be voted "For" or "Against" APF's acquisition of your Income Fund. If you sign and send in your consent form and do not indicate how you want to vote, your consent form will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?

   Yes, subject to certain limitations. If you vote "Against" the Acquisition, but your Income Fund is nevertheless acquired by APF, you may elect to receive a payment (which we call the Cash/Notes Option) that is 10% in cash and 90% in
  % Callable Notes due        , 2006 (or Notes) based on the liquidation value
of your Income Fund, as determined by Valuation Associates, the appraisal firm that we engaged in connection with the Acquisition. Such liquidation value will be lower than the aggregate Exchange Value of the APF Shares offered to your Income Fund in the Acquisition. The Notes will bear interest at a rate equal to
  %, which was determined based on 120% of the applicable federal rate as of
       , 1999. Please note that you may only receive the Cash/Notes Option if you have voted "Against" the Acquisition and you elect to receive the Cash/Notes Option on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you voted "For" the Acquisition, or you voted "Against" the Acquisition and did not affirmatively select the Cash/Notes Option. The Notes will not be listed on any exchange or automated quotation system, and a market for the Notes will not likely develop.

What are the tax consequences of the Acquisition to me?

   The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners in your Income Fund are tax-deferred or tax-exempt entities (for example, pension plans, 401(k) plans or IRAs), if you are a person subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will be based on the difference between the value of the APF Shares or the tax basis of your Units. If you elect the Cash/Notes Option, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares and cash received by your Income Fund over the tax basis of your Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain real property gain.

We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

   We have estimated, based on the Exchange Value, that the taxable gain per average original $10,000 investment in your Income Fund will be $1,953. To review the tax consequences to the Limited Partners of the Funds in greater
detail, see pages    through    of the Prospectus/Consent Solicitation
Statement and "Federal Income Tax Considerations" in this Supplement.

                                  RISK FACTORS

   As a result of APF's Acquisition of your Income Fund, you will assume the risks associated with the assets of APF and the other Funds acquired by APF. Although the majority of APF's assets and the assets of the other Funds acquired by APF are substantially similar to those of your Income Fund, the restaurant properties owned by APF and the other Funds acquired by APF may be differently constructed, located in a different geographic area or of a different restaurant chain than the restaurant properties owned by your Income Fund. Because the market for real estate may vary from one region of the country to another, the change in geographic diversity may expose you to different and greater risks than those to which you are presently exposed. For geographic information regarding APF's and the Funds' restaurant properties, see "APF's Business and The Restaurant Properties--Business Objectives and Strategies" and "--The Restaurant Properties--General" and "Business of the Funds--Description of Restaurant Properties" in the Prospectus/Consent Solicitation Statement.

   The following is a description of the most significant potential disadvantages, adverse consequences and risks of the Acquisition that are applicable to your Income Fund. This description is qualified in its entirety by the more detailed discussion in the section entitled "Risk Factors" contained in the Prospectus/Consent Solicitation Statement.

 Investment Risks

 .  Uncertainty Regarding the Exchange Value and Trading Price of APF Shares
   Following Listing. Your Income Fund will be receiving 1,157,759 APF Shares if your Income Fund approves the Acquisition. There has been no prior market for the APF Shares, and it is possible that the APF Shares will trade at prices substantially below the Exchange Value or the historical book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Funds who become APF stockholders as a result of the Acquisition, will have transformed their investment in non-tradable Units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares is relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at amounts substantially less than the Exchange Value as a result of increased selling activity following the issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

 . Decrease in Distribution. In each of the years ended December 31, 1995, 1996 and 1997, your Income Fund made $843 in distributions per $10,000 investment to you. Based on APF's pro forma financial information, and assuming APF acquires only your Income Fund and that each Limited Partner of your Income receives only APF Shares, you would have received, for the year ended December 31, 1997, $435 in distributions per $10,000 of original investment, which is 48.4% less than the $843 distributed to you as Limited Partner during the same period. The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the year ended December 31, 1997 and for the nine months ended September 30, 1998 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition. See "Cash Distributions to Limited Partners of Your Fund."

 .  Conflicts of Interest in the Acquisition; Substantial Benefits to Related
   Parties. There are certain conflicts of interest inherent in the structure of the Acquisition of your Income Fund. We, James M. Seneff, Jr. and Robert
   A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne, are the three general partners of the Funds. As Board members of APF, Messrs. Seneff and Bourne have an interest in the completion of the Acquisition that may or may not be aligned with your interests as a Limited Partner of the Income Fund or with their own positions as the general partners of your Income Fund. While we will not receive any APF Shares as a result of APF's Acquisition of your Income Fund, we, as the general partners of your Income Fund, may be required to pay all or a substantial portion of the Acquisition costs allocated to your Income Fund to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition. For additional information regarding the Acquisition costs allocated to your Income Fund, see "Comparison of Alternative Effect on Financial Condition and Results of Operations" contained in this Supplement.

 .  Fundamental Change in Nature of Investment. The Acquisition of your Income
   Fund involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in your Income Fund, which has a fixed portfolio of restaurant properties in which you participate in the profits from the operation of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple-net basis, on the date that the Acquisition is consummated (assuming only your Income Fund was acquired as of September 30, 1998), 374 restaurant properties. The risks inherent in investing in an operating company such as APF include APF's ability to invest in new restaurant properties that are not as profitable as APF anticipated, the incurrence of substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and making mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay.

  As an APF stockholder, you will receive the benefits of your investment through (i) dividend distributions on, and (ii) increases in the value of, your APF Shares. In addition, your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale or refinancing of your Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares (or from the combination of cash paid to and payments on any Notes if you elect the Cash/Notes Option). An investment in APF may not outperform your investment in the Income Fund.

 . Original Investment Timeframe. Your Income Fund's partnership agreement provides that unless earlier terminated pursuant to its terms, your Income Fund will be terminated, dissolved, and its assets liquidated on December 31, 2025. At the time of your Income Fund's formation, we contemplated that its investment program would terminate (and its investments would be liquidated) some time between 1993 and 2001. Because your Income Fund is in the anticipated termination timeframe, we could elect to liquidate your Income Fund. However, we have no current plans to dispose of your Income Fund's restaurant properties if the Limited Partners do not approve the Acquisition.

 Real Estate/Business Risks

 .  Risk of Default on Mortgage Loans and Market Risks associated with
   Securitizations. APF will be subject to certain risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default.

  In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize (thereby remaining exposed to the related credit and repayment risks on such mortgage loans,) and seek a different source for funding its operations than securitizations.

  APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would typically retain a residual-interest security and may retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default, and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

  APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

 . Risks Associated with Leverage. APF has funded and intends to continue to Fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. At the time of the consummation of the Acquisition, as a general policy, APF's Board of Directors will borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's funds from operations and its ability to make distributions to its stockholders.

 . Acquisition and Development Risks. APF plans to pursue its growth strategy through the acquisition and development of additional restaurant properties. To the extent that APF does pursue this growth strategy, we do not know that it will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

 Tax Risks

 . Failure of APF to Qualify as a REIT for Tax Purposes. If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to the federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

 . Risks Associated with Distribution Requirements. Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to maintain its status as a REIT.

 . Changes in Tax Law. APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans. For a more detailed discussion of the risks associated with the Acquisition, see "Risk Factors" in the Prospectus/Consent Solicitation Statement.

                       CONSIDERATION PAID TO INCOME FUND

   The following table sets forth, for your Income Fund (i) the aggregate amount of original Limited Partner investments in each Fund less any distributions of net sales proceeds paid to the Limited Partners of that Fund,
(ii) the original amount of Limited Partner investments in each Fund less any distributions of net sales proceeds per average $10,000 investment, (iii) the number of APF Shares to be paid to your Income Fund, (iv) the estimated value of the APF Shares paid to your Income Fund, (v) the estimated Acquisition expenses allocated to your Income Fund, (vi) the estimated value, based on the Exchange Value, of APF Shares paid to your Income Fund after deducting Acquisition expenses, and (vii) the estimated value, based on the Exchange Value, of APF Shares you will receive for each $10,000 of your original investment:

                  Original
                   Limited
                   Partner
                 Investments
   Original       Less any
   Limited      Distributions
   Partner      of Net Sales                                                              Estimated Value of
 Investments    Proceeds per                  Estimated                                     APF Shares per
   Less any        Average      Number of   Value of APF                 Estimated Value   Average $10,000
 istributionsD     $10,000     APF Shares      Shares       Estimated     of APF Shares    Original Limited
 of Net Sales     Original     Offered to    Payable to    Acquisition  after Acquisition      Partner
 Proceeds(1)    Investment(1)    Fund(2)       Fund(3)      Expenses       Expenses(3)      Investment(3)
-------------   -------------  ----------   ------------   -----------  ----------------- ------------------
  $12,597,200      $8,398       1,157,759    $11,577,590    $161,000       $11,416,590          $7,611

--------
(1) The original Limited Partner investment in the Income Fund was 15,000,000.These columns reflect, as of September 30, 1998, an adjustment to the Limited Partners' original investments based on distributions of net sales proceeds received from sales of properties made pursuant to the partnership agreements.
(2) The APF Shares payable to each Fund as set forth in this chart will not change if APF acquires fewer than all of the Funds in the Acquisition. This number assumes that none of the Limited Partners of the Fund has elected the Cash/Notes Option.

(3) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

   Upon completion of the Acquisition of your Income Fund, the operations and existence of your Income Fund will cease. For more detailed information, see "The Acquisition" in the Prospectus/Consent Solicitation Statement. If your Income Fund does not approve the Acquisition, we do not contemplate that your Income Fund would be liquidated in the near future. The Acquisition, however, does not result in an all-cash payment to you in the liquidation of your investment. For example, if you are eligible for and choose the Cash/Notes Option, you become a Noteholder of APF. You will have exchanged your Units for unsecured debt obligations of APF which may not be retired in full until
        , 2006, a date approximately seven years after the date the Acquisition of your Income Fund occurs. On the other hand, if you exchange your Units for APF Shares, you will receive an equity interest in APF whose marketability will depend upon the market that may develop with respect to the APF Shares, which will be listed on the NYSE.

                          EXPENSES OF THE ACQUISITION

   If your Income Fund approves the Acquisition, the portion of the Acquisition expenses attributable to your Income Fund will be paid by your Income Fund, as detailed below. The number of APF Shares paid to your Income Fund would reflect a reduction for your Income Fund's expenses of the Acquisition.

   If the Acquisition of your Income Fund is not approved, we will bear a percentage of all Acquisition expenses equal to the total number of abstentions and "Against" votes cast by the Limited Partners of your Income Fund, divided by the total number of abstentions and votes cast by you and the other Limited Partners of your Income Fund. In such event, your Income Fund will bear the remaining Acquisition expenses.

   The following table sets forth the estimated Acquisition expenses of acquiring your Income Fund:

                         Pre-closing Transaction Costs

      Legal Fees...................................................... $  5,761
      Appraisals and Valuation........................................    2,305
      Fairness Opinions...............................................   10,371
      Registration, Listing and Filing Fees...........................       --
      Soliciting Dealer Fee...........................................   25,046
      Financial Consulting Fees.......................................       --
      Environmental Fees..............................................   14,404
      Accounting and Other Fees.......................................   14,845
                                                                       --------
          Subtotal....................................................   72,732
                           Closing Transaction Costs
      Transfer Fees and Taxes.........................................   49,109
      Legal Fees......................................................   19,839
      Recording Costs.................................................       --
      Other...........................................................   19,320
                                                                       --------
          Subtotal....................................................   88,268
                                                                       --------
      Total........................................................... $161,000
                                                                       ========

                                 REQUIRED VOTE

Limited Partner Approval Required by the Partnership Agreement

   Article 12 of your Income Fund's partnership agreement provides that the vote of Limited Partners representing greater than 50% of the outstanding Units is required to approve a "Liquidating Sale," which is defined by the partnership agreement to include a transaction or series of transactions resulting in the transfer of 668% or more in value of Income Fund's restaurant properties. Because the Acquisition of your Income Fund is a Liquidating Sale within the meaning of the partnership agreement, it may not be consummated without the approval of Limited Partners representing greater than 50% of the outstanding Units.

Consequence of Failure to Approve the Acquisition

   If the Limited Partners of your Income Fund representing greater than 50% of the outstanding Units do not vote "For" the Acquisition, the Acquisition may not be consummated under the terms of the partnership agreement. In such event, we plan to continue to operate your Income Fund as a going concern and to eventually dispose of your Income Fund's restaurant properties approximately 7 to 15 years after they were acquired (or as soon thereafter as, in our opinion, market conditions permit), as contemplated by the terms of the partnership agreement.

Special Meeting to Discuss the Acquisition

   We have scheduled a special meeting of the Limited Partners of your Income Fund to discuss the solicitation materials, which include the Prospectus/Consent Solicitation Statement, this Supplement and the other materials distributed to you, and the terms of APF's Acquisition of your Income Fund, prior to voting on the Acquisition. The special meeting will be held at
10:00 a.m., Eastern time, on               , 1999, at
                                          . We and members of APF's management
intend to solicit actively your support for the Acquisition and would like to use the special meeting to answer questions about the Acquisition and the solicitation materials (as defined below) and to explain in person our reasons for recommending that you vote "For" the Acquisition.

                                VOTING PROCEDURE

   The Prospectus/Consent Solicitation Statement, this Supplement, the accompanying transmittal letter, the power of attorney and the consent form constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" the Acquisition of your Income Fund by APF.

   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding Units of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, in the manner described in the Prospectus/Consent Solicitation Statement. A copy of the Agreement and Plan of Merger dated March 11, 1999, by and between APF and your Income Fund is attached hereto as Appendix B. We encourage you to read it.

   If you are not planning on attending the special meeting of the Limited Partners of your Income Fund and voting in person, you should complete and return the consent form before the expiration of the solicitation period. The solicitation period is the time period during which you may vote "For" or "Against" the Acquisition of your Income Fund. The solicitation period will commence upon delivery of the solicitation materials to you (on or about
           , 1999 and will continue until the later of (a)           , 1999
(a date not less than 60 calendar days from the initial delivery of the solicitation materials), or (b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond December 31, 1999. Any consent form received by Corporate Election Services prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your Units will be counted as voting "Against" the Acquisition of your Income Fund and you will receive APF Shares if your Income Fund is acquired.

   The consent form consists of two parts. Part A seeks your consent to APF's Acquisition of your Income Fund and certain related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve are described above under "Required Vote -- Required Amendment to the Partnership Agreement." If you have interests in more than one Income Fund, you will receive multiple consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter (including the Acquisition), you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without requiring your signatures on multiple documents.

                 COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                  TO THE GENERAL PARTNERS AND THEIR AFFILIATES

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by your Income Fund to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure, which will be in effect after the Acquisition, had been in effect during the years presented below.

   Under your Income Fund's partnership agreement, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. The partnership agreement also provide that we are to be reimbursed for our expenses for services performed for your Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. If your Income Fund is acquired, it will share in the overall cost of managing the consolidated portfolio of properties owned by APF. As stockholders of APF, you and the other former Limited Partners of your Income Fund will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1998, the aggregate amounts accrued or paid by your Income Fund to us are shown below under "Historical" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the years presented, are shown below under "Pro Forma":

                                                                      Nine Months
                                          Year Ended December 31,        Ended
                                          -------------------------  September 30,
                                           1995     1996     1997        1998
                                          -------  -------  -------  -------------
Historical:
 General Partner Distributions...........     --       --       --          --
 Broker/Dealer Commissions(1)............     --       --       --          --
 Due Diligence and Marketing Support
  Fees...................................     --       --       --          --
 Acquisition Fees........................     --       --       --          --
 Asset Management Fees...................     --       --       --          --
 Real Estate Disposition Fees(2).........     --       --       --      $20,400
                                          -------  -------  -------     -------
    Total historical.....................     --       --       --      $20,400
Pro Forma:
 Cash Distributions on APF Shares........     --       --       --          --
 Salary Compensation.....................     --       --       --          --
                                          -------  -------  -------     -------
    Total pro forma......................     --       --       --          --

--------
(1) A majority of the fees paid as broker-dealer commissions and due diligence and marketing support fees were reallowed to other broker-dealers participating in the offering of the Income Fund's Units.
(2) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners. To date, no such fees have been paid since the required minimum returns have not been made to the Limited Partners.

              CASH DISTRIBUTIONS TO LIMITED PARTNERS OF YOUR FUND

   The information below should be read in conjunction with the information contained herein under the caption "Financial Statements" and in the Prospectus/Consent Solicitation Statement under the caption "Summary--Our Reasons for the Acquisition--Prices for Fund Units."

   The following table sets forth the distributions paid to the Limited Partners of your Income Fund (per $10,000 original investment) for the periods indicated below:

                                                           Nine Months Ended
                                                           September 30, 1998
                                                          --------------------
                               1993  1994  1995 1996 1997 Historical Pro Forma
                               ---- ------ ---- ---- ---- ---------- ---------
Distributions from Income..... $686 $  798 $635 $715 $824    $559      $335
Distributions from Sales of
 Properties...................  --     574  --   --   --      391       --
Distributions from Return of
 Capital(1)...................  259    147  208  128   19       8        12
                               ---- ------ ---- ---- ----    ----      ----
Total......................... $945 $1,519 $843 $843 $843    $958      $347
                               ==== ====== ==== ==== ====    ====      ====

--------
(1) Cash distributions presented above as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. Accumulated net income includes deductions for depreciation and amortization expense and income from certain non-cash items. This amount is not required to be presented as a return of capital except for purposes of this table, and the Income Fund has not treated this amount as a return of capital for any other purpose.

   The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the nine months ended September 30, 1998 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition.

   Assuming APF maintains its current level of debt for acquiring future restaurant properties, the expected distribution rate per APF Share will be 8.8% (assuming a $10.00 per APF Share price based on the Exchange Value, the annualized dividend per year is expected to be $0.88 per APF Share). Based on the number of APF Shares that you would receive in the Acquisition per your average $10,000 original investment and this distribution rate, you would receive an annual distribution of approximately $670.

                                    FAIRNESS

General

   We believe the Acquisition to be fair to, and in the best interests of your Income Fund. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

  . the terms of the Acquisition are fair to you and the other Limited
    Partners; and

  . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and certain alternatives to the Acquisition and a review of the financial condition and performance of APF and your Income Fund and the terms of critical agreements, such as your Income Fund's partnership agreement.

   We also believe that the Acquisition is procedurally fair for several reasons. First, the Acquisition is required to be approved by Limited Partners holding greater than 50% of the outstanding Units of your Income Fund and is subject to certain conditions. Second, if your Income Fund is acquired, all Limited Partners of your Income Fund who vote against the Acquisition will be given the option of receiving APF Shares or the Cash/Note Option.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others, our relief from certain ongoing liabilities with respect to the Income Fund if it is acquired by APF. For a further discussion of the conflicts of interest and potential benefits of the Acquisition to us, see "Conflicts of Interest" below.

Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners of your Income Fund and maximizes the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Fund. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the Cash/Notes Option, constitutes fair value. In addition, we compared the values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair and is the best way to maximize the return on your investment in light of the values of such consideration.

   2. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners of your Income Fund and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisal of your Income fund's restaurant properties prepared by Valuation Associates and upon the fairness opinion provided by Legg Mason. A copy of the fairness opinion is attached hereto as Appendix A. We encourage you to read it. We attributed significant weight to the appraisal of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisal of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisal and of Legg Mason to provide the fairness opinion assisted us in the fulfillment of our fiduciary duties to your Income Fund and the Limited Partners, notwithstanding that each of Valuation Associates and Legg Mason received fees for its services and notwithstanding that Legg Mason has previously provided investment banking services to the Funds and to Commercial Net Lease Realty, Inc., a former affiliate of ours. See "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.

   On rendering its opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

  . the value or fairness of the cash and promissory notes option;

  . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Funds' portfolios or assets if liquidated in real estate markets;

  . the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited Partners; or

  . any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the Cash/Notes Option.

   3. Valuation of Alternatives. Based on the appraisal of the Income Fund's restaurant properties, we estimated the value of your Income Fund as an ongoing concern and if liquidated. On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of your Income Fund.

   4. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Fund to Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   5. Net Book Value of the Income Fund. We calculated the book value of your Income Fund under generally accepted accounting principles, or GAAP, as of September 30, 1998 per $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is not indicative of the true fair market value of your Income Fund. This figure was compared to the (i) value of the Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998, (ii) value of the Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and (iii) estimated value of the APF Shares, based on the Exchange Value, paid to each Fund per average $10,000 invested.

                             Summary of Valuations
                       (per $10,000 original investment)

                                                              Estimated Value of
                                                                APF Shares per
                                                               Average $10,000
                                                               Original Limited
                          GAAP Book Liquidation Going Concern      Partner
                            Value    Value(1)     Value(1)      Investment(2)
                          --------- ----------- ------------- ------------------
CNL Income Fund, Ltd.....  $5,626     $7,030       $7,589           $7,611

--------
(1) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.
(2) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of your Income Fund, we each have an independent obligation to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners of your Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants (including the Limited Partners in other Funds). James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to your Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to your Income Fund and also on APF's Board of Directors.

Benefits to General Partners

   As a result of the Acquisition (assuming only your Income Fund is acquired), we are expected to receive certain benefits, including that we will be relieved form certain ongoing liabilities with respect to the Funds that are acquired by APF.

   James M. Seneff, Jr. and Robert A. Bourne (your individual general partners), will continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF and Mr. Bourne serving as Vice Chairman. Furthermore, they will be entitled to receive performance-based incentives, including stock options, under APF's 1999 Performance Incentive Plan or any other such plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Funds if the Acquisition does not occur.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the Acquisition to you.

Certain Tax Differences between the Ownership of Units and APF Shares

   Because your Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your

Income Fund, regardless of whether any cash is distributed to you. If your Income Fund is acquired by APF, and you have voted "For" the Acquisition, you will receive APF Shares. If you have voted "Against" the Acquisition but your Income Fund is acquired by APF, you may elect the Cash/Notes Option, in which case you will receive cash and Notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Currently, as the owner of Units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Income Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than your Income Fund's tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by your Income Fund. As a result, APF's tax depreciation from the acquired restaurant properties will differ from your Income Fund's tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a larger portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see "--Taxation of APF" and "--Taxation of Stockholders--Taxable Domestic Stockholders" in the Prospectus/Consent Solicitation Statement.

Tax Consequences of the Acquisition

   In connection with the Acquisition and for federal income tax purposes, the assets (and any liabilities) of your Income Fund (if your Income Fund is acquired by APF) will be transferred to APF in return for APF Shares and/or cash and Notes. Your Income Fund will then immediately liquidate and distribute such property to you. The IRS requires that you recognize a share of the income or loss, subject to the limits described below, recognized by your Income Fund, including gain recognized as a result of the transfer of restaurant properties pursuant to the Acquisition. The estimated taxable gain and loss based on the Exchange Value, for an average $10,000 original Limited Partner investment in your Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                                Estimated
                                                             Gain/(Loss) per
                                                             Average $10,000
                                                            Original Limited
                                                          Partner Investment(1)
                                                          ---------------------
     CNL Income Fund, Ltd. ..............................        $1,953

--------
(1) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

   Under section 351(a) of the Code, no gain or loss is recognized if (i) property is transferred to a corporation by one more individuals or entities in exchange for the stock of that corporation, and (ii) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman, APF's tax counsel, that, following the Acquisition, the Limited Partners of the Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least 80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect the Cash/Notes Option, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between (1) the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership and (2) the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or another Limited Partner in your Income Fund elect the Cash/Notes Option, your Income Fund will receive APF Shares, cash and Notes in exchange for your Income Fund's assets. Because the
principal portion of the Notes will not be due until     , 2006, the
acquisition of your Income Fund's assets, in part, in exchange for Notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the Notes is collected in the year of the Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to value of the APF Shares and cash received by your Income Fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price (without reduction for any selling expenses) for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, that are assumed or taken subject to by the Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares, cash and Notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset" (i.e., real property and depreciable assets used in a trade or business and held for more than one year). Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section 1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report his, her or its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive cash and Notes rather than APF Shares. Even though a Limited Partner's election of the Cash/Notes Option may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of your Income Fund's gain as determined under the partnership agreement of your Income Fund. Therefore, Limited Partners who elect the Cash/Notes Option may recognize gain in the year of the Acquisition despite the fact that they will receive only a small amount of cash and no publicly-traded instruments with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the Notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the Notes by the Limited Partners electing the Cash/Notes Option. See "--Tax Consequences of Liquidation and Termination of Your Fund" below.

   Tax Consequences of the Liquidation and Termination of Your Fund. If your Fund is acquired by APF, your Fund will be deemed to have liquidated and distributed APF Shares and/or cash and Notes, as the case may be, to you. The taxable year of your Income Fund will end at this time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition (including gain or loss resulting from the Acquisition described above). If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or cash and Notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of your Income Fund, determine to be pro rata based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive (determined on the closing date of the Acquisition) and your adjusted tax basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distribution of the APF Shares)). Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive cash and Notes in the Acquisition, you will recognize gain to the extent that the amount of cash you receive in the Acquisition exceeds your adjusted basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distributions of the cash and Notes)). Your basis in the Notes distributed to you will equal your adjusted basis in your Units, reduced (but not below zero) by the amount of any cash distributed to you and your holding period for the Notes for purposes of determining capital gain or loss from the disposition of the Notes will include your holding period for your Units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold Units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not an organization described in section 501(c)(7) (social clubs), section 501(c)(9) (voluntary employees' beneficiary associations), section 501(c)(17) (supplemental unemployment benefit trusts) or section 501(c)(20) (qualified group legal services plans) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Income Funds that are acquired by APF will equal the fair market value of the APF Shares plus the cash and the issue price of the Notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property may differ from the Income Fund's basis therein, and the restaurant properties may be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds following the Acquisition.

   For a discussion of the taxation of APF, see "Federal Income Tax Considerations--Taxation of APF" in the Prospectus/Consent Solicitation Statement.

     SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
        APF, FUNDS, ADVISOR AND CNL RESTAURANT FINANCIAL SERVICES GROUP
                      Nine Months Ended September 30, 1998

                                            Historical                                         Pro Forma
                          -----------------------------------------------               -------------------------------
                                                                  CNL
                                                              Restaurant
                                                               Financial
                                        CNL Income             Services      Combined    Pro Forma         Combined Pro
                              APF       Fund, Ltd.  Advisor      Group      Historical  Adjustments           Forma
                          ------------  ---------- ---------- -----------  ------------ -----------        ------------
Operating Data Revenues:
 Rental and earned
  income................  $ 22,947,199  $  774,444 $      --  $       --   $ 23,721,643 $ 9,635,208 (a)
                                                                                             16,606 (b)    $ 33,373,457
 Management fees........           --          --  21,405,127   5,122,366    26,527,493 (21,001,116)(c)
                                                                                         (2,875,906)(d)       2,650,471
 Interest and other
  income................     6,117,911      19,053        751  18,463,647    24,601,362   1,526,547 (e)      26,127,909
                          ------------  ---------- ---------- -----------  ------------ -----------        ------------
 Total revenue..........    29,065,110     793,497 21,405,878  23,586,013    74,850,498 (12,698,661)         62,151,837
Expenses:
 General and
  administrative........     1,539,004      83,894  6,701,115   6,704,482    15,028,495  (1,297,339)(f)
                                                                                         (1,415,100)(g)
                                                                                            (17,906)(h)      12,298,150
 Advisory fees..........     1,248,393         --         --    1,026,231     2,274,624  (2,274,624)(i)             --
 State taxes............       397,569       4,450     15,226     220,180       637,425      16,632 (j)         654,057
 Depreciation and
  amortization..........     2,693,020     157,251    131,539   1,000,493     3,982,303   3,088,453 (k)(l)    7,070,756
 Interest expense.......           --          --     105,668  14,234,533    14,340,201     (68,670)(m)      14,271,531
 Paid to affiliates.....           --          --     256,456   1,569,202     1,825,658  (1,825,658)(n)             --
                          ------------  ---------- ---------- -----------  ------------ -----------        ------------
 Total expenses.........     5,877,986     245,595  7,210,004  24,755,121    38,088,706  (3,794,212)         34,294,494
                          ------------  ---------- ---------- -----------  ------------ -----------        ------------
 Net earnings (loss)
  before equity in
  earnings of joint
  ventures/minority
  interests, gain (loss)
  on sale of properties,
  gain on
  securitization, and
  provision for federal
  income taxes..........    23,187,124     547,902 14,195,874  (1,169,108)   36,761,792  (8,904,449)         27,857,343
                          ------------  ---------- ---------- -----------  ------------ -----------        ------------
 Equity in earnings of
  joint
  ventures/minority
  interests.............       (23,271)     62,394        --       12,452        51,575         --               51,575
 Gain (loss) on sales of
  properties ...........           --      235,804        --          --        235,804         --              235,804
 Gain on
  securitization........           --          --         --    3,018,268     3,018,268         --            3,018,268
 Provision for federal
  income taxes..........           --          --   5,607,415     708,666     6,316,081  (6,316,081)(o)             --
                          ------------  ---------- ---------- -----------  ------------ -----------        ------------
 Net earnings...........  $ 23,163,853  $  846,100 $8,588,459 $ 1,152,946  $ 33,751,358 $(2,588,368)       $ 31,162,990
                          ============  ========== ========== ===========  ============ ===========        ============
Other Data:
 Weighted average number
  of shares of common
  stock outstanding
  during period.........    47,633,909         N/A        N/A         N/A           N/A         --           70,848,762 (p)
 Total properties owned
  at end of period......           357          17        N/A         N/A           N/A         --                  374
 Funds from operations..  $ 26,408,569  $  767,547        N/A         N/A           N/A         --         $ 35,534,369
 Total cash
  distributions
  declared*.............  $ 26,460,446  $1,436,486        N/A         N/A           N/A         --         $ 35,534,369
 Cash distributions
  declared per $10,000
  investment............  $        572  $      958        N/A         N/A           N/A         --         $        502
                                            Historical                       Combined          Pro Forma
                                        September 30, 1998                  Historical     September 30, 1998
                          -----------------------------------------------  ------------ -------------------------------
Balance Sheet Data
Real estate assets,
 net....................  $407,663,180  $7,624,993 $      --  $       --   $415,288,173 $ 3,638,185 (q)
                                                                                         26,052,741 (r)    $418,926,358
Mortgages/notes
 receivable.............    33,523,506         --         --  173,776,981   207,300,487     849,195 (r)     208,149,682
Accounts receivable,
 net....................       575,104         586  7,544,985   7,342,103    15,462,778  (7,980,491)(s)       7,482,287
Investment in/due from
 joint ventures.........       631,374     896,601        --          --      1,527,975     331,106 (q)       1,859,081
Total assets............   566,383,967   8,869,412  8,429,809 197,528,789   781,211,977  25,421,960         806,633,937
Total
 liabilities/minority
 interest...............    14,478,585     430,748  5,049,152 185,998,045   205,956,530 (10,971,355)(s)(t)  194,985,175
Total equity............   551,905,382   8,438,664  3,380,657  11,530,744   575,255,447  36,393,315 (q)(t)  611,648,762

-------
* Distributions for the nine months ended September 30, 1998 included $586,300 as a result of the distribution of net sales proceeds from the sales of one property.

(a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and 2) properties that were developed by APF from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

       Rental and earned income on Property Transactions by APF... $9,635,208

(b) Represents $16,606 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1997.

(c) Represents the elimination of intercompany fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees.......................................... $ (1,569,202)
       Secured equipment lease fee...............................      (44,426)
       Advisory fees.............................................   (1,722,383)
       Reimbursement of administrative costs.....................     (283,222)
       Acquisition fees..........................................  (15,392,193)
       Underwriting fees.........................................     (254,945)
       Administrative fees.......................................     (148,491)
       Executive fee.............................................     (310,000)
       Guarantee fees............................................      (93,750)
       Servicing fee.............................................   (1,014,117)
       Development fees..........................................     (166,876)
       Consulting fee............................................       (1,511)
                                                                  ------------
        Total.................................................... $(21,001,116)
                                                                  ============

(d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

(e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

(f) Represents the elimination of intercompany expenses paid between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

       Reimbursement of administrative costs..................... $   (283,222)
       Servicing fee.............................................   (1,014,117)
                                                                  ------------
                                                                  $ (1,297,339)
                                                                  ============

(g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by APF were subject to capitalization during the entire period and 2) costs relating to properties not developed by APF were subject to capitalization up through the time that EITF 97-11 became effective.

       General and administrative costs........................... $ (1,415,100)


(h) Represents savings of $17,906 in professional services and administrative expenses resulting from reporting on one combined company versus 22 separate entities.

(i) Represents the elimination of fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Advisory fees............................................. $  (1,722,383)
       Administrative fees.......................................      (148,491)
       Executive fee.............................................      (310,000)
       Guarantee fees............................................       (93,750)
                                                                  -------------
                                                                  $ (2,274,624)
                                                                  =============

(j) Represents additional state taxes of $16,632 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the Income Fund had operated under a REIT structure.

(k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (q) from acquiring the Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

       Depreciation expense.......................................... $1,504,308

(l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (q).

       Amortization of goodwill................................... $ 11,584,145

(m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in footnote (4), II (d ) in the Notes to the Pro Forma Financial Statements attached to this Supplement.

       Interest expense............................................... $(68,670)

(n) Represents the elimination of fees paid to affiliates for fees incurred between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees.......................................... $  (1,569,202)
       Underwriting fees.........................................      (254,945)
       Consulting fee............................................        (1,511)
                                                                  -------------
                                                                  $ (1,825,658)
                                                                  =============

(o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the acquisition. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

(p) APF Shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved the proposal to amend and restate APF's articles of incorporation to increase the number of authorized APF Shares.

(q) Represents the payment of $161,000 in cash and the issuance of 13,441,659 APF Shares in consideration for the purchase of the Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 using the Exchange Value $10 per APF Share plus estimated transaction costs. The acquisitions of the Income Fund and the CNL Restaurant Financial Services Group have been accounted for under the purchase accounting method and goodwill was recognized to the extent the estimated value of the consideration paid exceeded the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on APF's statement of earnings. APF will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by APF.

       Income Fund...............................................  $ 11,577,592
       Advisor...................................................    76,000,000
       CNL Restaurant Financial Services Group...................    47,000,000
                                                                   ------------
        Total Purchase Price (cash and shares)...................   134,577,592
       Less cash paid to Income Fund.............................      (161,000)
                                                                   ------------
        Share consideration......................................   134,416,592
       Transaction costs of APF..................................     8,933,000
                                                                   ------------
        Total costs incurred.....................................  $143,349,592
                                                                   ============

  In addition, APF i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the Income Fund carrying value of land and building on operating leases by $3,638,185, investment in joint venture by $331,106, made downward adjustments to the carrying value of accrued rental income of $29,628 and made downward adjustments to other assets of $3,687,070 to adjust historical values to fair value, iii) recorded goodwill of $42,243,858 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $77,664,076 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $8,438,664 of the Income Fund, Advisor and CNL Restaurant Financial Services Group.

(r) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

(s) Represents the elimination by the Income Fund of $131,112 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by APF of $1,208,000 in related party payables recorded as receivables by the Advisor.

(t) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the acquisition of the CNL Restaurant Businesses since the acquisition agreements require that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the acquisition.

          SELECTED HISTORICAL FINANCIAL DATA OF CNL INCOME FUND, LTD.

   The following table sets forth certain financial information for the Income Fund, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of CNL Income Fund, Ltd." in this Supplement.

                            Nine Months Ended
                              September 30,         Year Ended December 31,
                          --------------------- --------------------------------
                             1998       1997       1997       1996       1995
                          ---------- ---------- ---------- ---------- ----------
Revenues (1)............  $  855,891 $1,020,682 $1,333,000 $1,389,308 $1,290,567
Net income (2)..........     846,100  1,017,993  1,248,757  1,083,109    962,102
Cash distributions
 declared (3)...........   1,436,486    948,663  1,264,884  1,264,884  1,264,883
Net income per Unit
 (2)....................       27.97      33.62      41.24      35.75      31.75
Cash distributions
 declared per Unit (3)..       47.88      31.62      42.16      42.16      42.16
Weighted average number
 of Limited Partner
 Units outstanding......      30,000     30,000     30,000     30,000     30,000
                              September 30,               December 31,
                          --------------------- --------------------------------
                             1998       1997       1997       1996       1995
                          ---------- ---------- ---------- ---------- ----------
Total assets............  $8,869,412 $9,573,041 $9,500,078 $9,479,777 $9,668,878
Total partners'
 capital................   8,438,664  9,114,507  9,029,050  9,045,177  9,226,952

--------
(1) Revenues include equity in earnings of joint ventures. Equity in earnings includes $295,080 from gain on sale of land and building by Seventh Avenue Joint Venture.
(2) Net income for the nine months ended September 30, 1998 and 1997 includes $235,804 and $233,183, respectively, from gain on sale of land and building. Net income for the years ended December 31, 1997 and 1996, includes $233,183 and $19,000, respectively, from gains on sale of land and buildings.
(3) Distributions for the nine months ended September 30, 1998 included $586,300 as a result of the distribution of net sales proceeds from the sales of a property.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
               AND RESULTS OF OPERATIONS OF CNL INCOME FUND, LTD.

Introduction

   The Income Fund is a Florida limited partnership that was organized on November 26, 1985, to acquire for cash, either directly or through joint venture arrangements, both newly constructed and existing restaurant properties, as well as land upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food restaurant chains. The leases generally are triple-net leases, with the lessees responsible for all repairs and maintenance, property taxes, insurance and utilities. As of September 30, 1998, the Income Fund owned 17 restaurant properties, which included interests in two restaurant properties owned by joint ventures in which the Income Fund is a co-venturer and one restaurant property owned with affiliates as tenants-in-common.

Liquidity and Capital Resources

 Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997

   During the nine months ended September 30, 1998 and 1997, the Income Fund generated cash from operations (which includes cash received from tenants, distributions from joint ventures, and interest and other income received, less cash paid for expenses) of $799,653 and $1,009,004, respectively. The decrease in cash from operations for the nine months ended September 30, 1998, is primarily a result of changes in the Income Fund's working capital and changes in income and expenses as described in "Results of Operations" below.

   Other sources and uses of capital included the following items during the nine months ended September 30, 1998.

   In April 1998, the Income Fund sold its restaurant property in Kissimmee, Florida, to the tenant for $680,000 and received net sales proceeds of $661,300, resulting in a gain of $235,804 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in 1987 and had a cost of approximately $475,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold this restaurant property for approximately $185,900 in excess of its original purchase price. In connection with the sale, the Income Fund incurred a deferred, real estate disposition fee of $20,400. Payment of the real estate disposition fee is subordinated to receipt by the Limited Partners of an aggregate, ten percent, noncompounded annual return on their adjusted capital contributions (the 10% Preferred Return) on a cumulative basis, plus their adjusted capital contributions. The Income Fund distributed $586,300 of the net sales proceeds as a special distribution to the Limited Partners and the balance of the proceeds was retained by the Income Fund to meet the Income Fund's working capital and other needs.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term, highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to the partners. At September 30, 1998, the Income Fund had $285,367 invested in such short-term investments, as compared to $184,130 at December 31, 1997. The increase in cash and cash equivalents is primarily due to the Income Fund retaining a portion of the net sales proceeds received from the sale of the restaurant property in Kissimmee, Florida in April 1998. The funds remaining at September 30, 1998, will be used to pay distributions and other liabilities.

   Total liabilities of the Income Fund, including distributions payable, decreased to $430,748 at September 30, 1998, from $471,028 at December 31, 1997, primarily as a result of a decrease in distributions payable to the Limited Partners at September 30, 1998, as compared to December 31, 1997. Liabilities at September 30, 1998, to the extent they exceed cash and cash equivalents at September 30, 1998, will be paid from future cash from operations and, in the event we elect to make additional capital contributions or loans to the Income Fund, from future contributions or loans from us.

   Based on current and anticipated future cash from operations, and for the nine months ended September 30, 1998, a portion of the proceeds received from the sale of the restaurant property described above, the Income Fund declared distributions to Limited Partners of $1,436,486 and $948,663 for the nine months ended September 30, 1998 and 1997, respectively ($266,982 and $316,221 for the quarters ended September 30, 1998 and 1997, respectively). This represents distributions of $47.88 and $31.62 per unit for the nine months ended September 30, 1998 and 1997, respectively ($8.90 and $10.54 for the quarters ended September 30, 1998 and 1997, respectively). The distribution for the nine months ended September 30, 1998, included $586,300 of net sales proceeds from the sale of the restaurant property in Kissimmee, Florida. This special distribution was effectively a return of a portion of the Limited Partners' investment, although, in accordance with the Income Fund agreement, $216,361 was applied towards the 10% Preferred Return, on a cumulative basis, and the balance of $369,939 was treated as a return of capital for purposes of calculating the 10% Preferred Return. As a result of this return of capital, the amount of the Limited Partners' invested capital contributions (which generally is the Limited Partners' capital contributions, less distributions from the sale of a restaurant property that are considered to be a return of capital) was decreased; therefore, the amount of the Limited Partners' invested capital contributions on which the 10% Preferred Return is calculated was lowered accordingly. As a result of the sale of the Kissimmee restaurant property, the Income Fund's total revenue was reduced, while the majority of the Income Fund's operating expenses remained fixed. Therefore, distributions of net cash flow were adjusted commencing in the quarter ended June 30, 1998. No distributions were made to us for the quarters and nine months ended September 30, 1998 and 1997. No amounts distributed to the Limited Partners for the nine months ended September 30, 1998 and 1997, except for $369,939 as described above, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   We, as the general partners of the Income Fund, have the right, but not the obligation, to make additional capital contributions if we deem it appropriate in connection with the operations of the Income Fund in which event such contributions will be returned to us from distributions of net sales proceeds at the same time that our initial capital contributions of $1,000 are returned.

 The Years Ended December 31, 1997, 1996 and 1995

   The Income Fund's primary source of capital for the years ended December 31, 1997, 1996 and 1995, was cash from operations (which includes cash received from tenants, distributions from joint ventures and interest received, less cash paid for expenses). Cash from operations was $1,316,816, $1,132,688 and $1,182,514 for the years ended December 31, 1997, 1996 and 1995, respectively. The increase in cash from operations during 1997, as compared to 1996, and the decrease during 1996, as compared to 1995, is primarily a result of changes in the Income Fund's working capital during each of the respective years. Cash from operations during the years ended December 31, 1997, 1996 and 1995, was also affected by the following items.

   In August 1996, the Income Fund entered into a lease amendment with the tenant of the restaurant property in Mesquite, Texas, to provide for lower initial base rent with scheduled rent increases retroactively effective March 1996. In anticipation of entering into this lease amendment, the Income Fund accepted a promissory note in March 1996, in the amount of $156,308, for past due rental and other amounts, and real estate taxes previously paid by the Income Fund on behalf of the tenant. Payments were due in 60 monthly installments of $3,492, including interest at a rate of 11% per annum, and collections commenced on June 1, 1996. Receivables at December 31, 1996, included $150,787 of such amounts, including accrued interest of $5,657 and late fees of $1,222. During 1997, the Income Fund collected the full amount of the promissory note.

   Other sources and uses of capital included the following items during the years ended December 31, 1997, 1996 and 1995.

   In June 1996, the Income Fund sold a small, undeveloped portion of the land relating to its restaurant property in Mesquite, Texas. In connection with such sale, the Income Fund received net sales proceeds of $20,000 and recognized a gain for financial reporting purposes of $19,000. Proceeds from the sale were used for operating activities of the Income Fund.

   During 1996 and 1997, the Income Fund entered into various promissory notes with CNL Realty Corp., the corporate general partner, for loans totaling $83,100 and $133,000, respectively, in connection with the operations of the Income Fund. The loans were uncollateralized, non-interest bearing and due on demand. As of December 31, 1997, the Income Fund had repaid the loans in full to the corporate general partner.

   In August 1997, the Income Fund sold its restaurant property in Casa Grande, Arizona, to a third party for $840,000 and received net sales proceeds (net of $2,691 which represents prorated rent returned to the tenant) of $793,009, resulting in a gain of $233,183 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in December 1986 and had a cost of approximately $667,300, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $128,400 in excess of its original purchase price. In October 1997, the Income Fund reinvested the majority of the net sales proceeds in a restaurant property in Camp Hill, Pennsylvania, as described below. The transaction, or a portion thereof, relating to the sale of the restaurant property in Casa Grande, Arizona, and the reinvestment of the majority of the net sales proceeds in a restaurant property in Camp Hill, Pennsylvania, was structured to qualify as a like-kind exchange transaction for federal income tax purposes. However, the Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any, (at a level reasonably assumed by us) resulting from the sale.

   In addition, in August 1997, Seventh Avenue Joint Venture, in which the Income Fund owned a 50% interest, sold its restaurant property to its tenant for $950,000 and received net sales proceeds (net of $2,678 which represents prorated rent returned to the tenant) of $944,747, resulting in a gain to the joint venture of approximately $295,100 for financial reporting purposes. The restaurant property was originally acquired by Seventh Avenue Joint Venture in June 1986 and had a total cost of approximately $770,000, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the joint venture sold the restaurant property for approximately $177,400 in excess of its original purchase price. During 1997, as a result of the sale of the restaurant property, the joint venture was dissolved in accordance with the joint venture agreement. As a result, the Income Fund received approximately $472,400, representing its pro-rata share of the net sales proceeds received by the joint venture. In October 1997, the Income Fund reinvested a portion of the return of capital in a Ground Round restaurant property in Camp Hill, Pennsylvania, as described below. In December 1997, the Income Fund reinvested the remaining return of capital in a restaurant property located in Vancouver, Washington, as tenants-in-common with certain of our affiliates. The Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any (at a level reasonably assumed by us), resulting from the sale.

   None of the restaurant properties owned by the Income Fund or any joint venture in which the Income Fund owns an interest is or may be encumbered. Subject to certain restrictions on borrowings from us, however, the Income Fund may borrow, in our discretion, for the purpose of maintaining the operations of the Income Fund. The Income Fund will not encumber any of the restaurant properties in connection with any borrowings or advances. The Income Fund will not borrow for the purpose of returning capital to the Limited Partners. The Income Fund also will not borrow under circumstances which would make the Limited Partners liable to creditors of the Income Fund. From time to time, our affiliates incur certain operating expenses on behalf of the Income Fund for which the Income Fund reimburses such affiliates without interest.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term, highly liquid investments pending the Income Fund's use of such funds to pay

Income Fund expenses or to make distributions to the partners. At December 31, 1997, the Income Fund had $184,130 invested in such short-term investments as compared to $159,379 at December 31, 1996. The funds remaining at December 31, 1997, will be used for the payment of distributions and other liabilities.

   During 1997, 1996 and 1995, certain of our affiliates incurred on behalf of the Income Fund $33,962, $40,510 and $50,300, respectively, for certain operating expenses. As of December 31, 1997 and 1996, the Income Fund owed $48,991 and $28,262, respectively, to affiliates for such amounts and accounting and administrative services. In addition, as of December 31, 1997 and 1996, the Income Fund also owed affiliates $66,750 in real estate disposition fees due as a result of services rendered in connection with the sale of two restaurant properties in previous years. The payment of such fees is deferred until the Limited Partners have received the sum of their cumulative 10% Preferred Return and their adjusted capital contributions.

   Amounts payable to other parties, including distributions payable, increased to $319,550 at December 31, 1997, from $318,877 at December 31, 1996.
Liabilities at December 31, 1997, to the extent they exceed cash and cash equivalents at December 31, 1997, will be paid from future cash from operations, proceeds from the sale of restaurant properties as described above, or, in the event we elect to make additional contributions or loans to the Income Fund, from future contributions or loans from us.

   Based primarily on current and anticipated future cash from operations, proceeds from the sale of restaurant properties as described above, and to a lesser extent additional loans received from us, the Income Fund declared distributions to Limited Partners of $1,264,884 for each of the years ended December 31, 1997 and 1996, and $1,264,883 for the year ended December 31, 1995. This represents distributions of $42.16 per Unit for each of the years ended December 31, 1997, 1996, and 1995. No amounts distributed to the Limited Partners for the years ended December 31, 1997, 1996 and 1995, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions.

   We believe that the restaurant properties are adequately covered by insurance. In addition, we have obtained contingent liability and property coverage for the Income Fund. This insurance is intended to reduce the Income Fund's exposure in the unlikely event a tenant's insurance policy lapses or is insufficient to cover a claim relating to the restaurant property.

   Due to low operating expenses and ongoing cash flow, we do not believe that working capital reserves are necessary at this time. In addition, because the leases for the Income Fund's restaurant properties are generally on a triple-net basis, it is not anticipated that a permanent reserve for maintenance and repairs will be established at this time. To the extent, however, that the Income Fund has insufficient funds for such purposes, we will contribute to the Income Fund an aggregate amount of up to one percent of the offering proceeds for maintenance and repairs.

Results of Operations

 Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997

   During the nine months ended September 30, 1997, the Income Fund owned and leased 15 wholly-owned restaurant properties (including one restaurant property in Casa Grande, Arizona, which was sold in August 1997), and during the nine months ended September 30, 1998, the Income Fund owned and leased 15 wholly owned restaurant properties (including one restaurant property in Kissimmee, Florida which was sold in April 1998), to operators of fast-food and family-style restaurant chains. In connection therewith, during the nine months ended September 30, 1998 and 1997, the Income Fund earned $774,444 and $780,333, respectively, in rental income from these restaurant properties, $243,612 and $253,305 of which was earned during the quarters ended September 30, 1998 and 1997, respectively. The decrease in rental income during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, is primarily attributable to a decrease in rental income as a result of restaurant property sales during 1998 and

1997. The decrease in rental income during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, was partially offset by an increase in rental income due to the fact that the Income Fund reinvested the majority of the net sales proceeds from the sale of a restaurant property in August 1997, in a restaurant property in Camp Hill, Pennsylvania in October 1997.
   In addition, for the nine months ended September 30, 1997, the Income Fund owned and leased three restaurant properties indirectly through joint venture arrangements (including one restaurant property sold in August 1997) and for the nine months ended September 30, 1998, the Income Fund owned and leased two restaurant properties indirectly through joint venture arrangements and one restaurant property with our affiliates as tenants-in-common. In connection therewith, during the nine months ended September 30, 1998 and 1997, the Income Fund earned $62,394 and $226,035, respectively, attributable to net income earned by these joint ventures, $20,937 and $172,680 of which was earned during the quarters ended September 30, 1998 and 1997, respectively. The decrease in net income earned by joint ventures is primarily attributable to the fact that in August 1997, Seventh Avenue Joint Venture, in which the Income Fund owned a 50 percent interest, sold its restaurant property resulting in a gain to the joint venture of approximately $295,100 for financial reporting purposes. The decrease is partially offset by the fact that in December 1997, the Income Fund reinvested a portion of its pro rata share of the net sales proceeds in a restaurant property located in Vancouver, Washington as tenants-in-common with certain of our affiliates.

   Operating expenses, including depreciation and amortization expense, were $245,595 and $235,872 for the nine months ended September 30, 1998 and 1997, respectively, of which $75,058 and $74,763 were incurred for the quarters ended September 30, 1998 and 1997, respectively.

   As a result of the sale of the restaurant property in Kissimmee, Florida, as described above in "Liquidity and Capital Resources," the Income Fund recognized a gain of $235,804 for financial reporting purposes for the nine months ended September 30, 1998. During the quarter and nine months ended September 30, 1997, the Income Fund sold the restaurant property in Casa Grande, Arizona and recognized a gain of $233,183 for financial reporting purposes.

 The Years Ended December 31, 1997, 1996 and 1995

   During the years ended December 31, 1995 and 1996, the Income Fund owned and leased 15 wholly owned restaurant properties and during the year ended December 31, 1997, the Income Fund owned and leased 16 wholly owned restaurant properties (including one restaurant property in Casa Grande, Arizona, which was sold in August 1997). During the years ended December 31, 1997, 1996 and 1995, the Income Fund was also a co-venturer in three separate joint ventures that each owned and leased one restaurant property (including one restaurant property owned and leased by Seventh Avenue Joint Venture, which was sold in August 1997). In addition, during 1997, the Income Fund owned and leased one restaurant property, with one of our affiliates, as tenants-in-common. As of December 31, 1997, the Income Fund owned, either directly or through joint venture arrangements, 18 restaurant properties which are, in general, subject to long-term, triple net leases. The leases of the restaurant properties provide for minimum base annual rental amounts (payable in monthly installments) ranging from approximately $16,000 to $222,800. Generally, the leases provide for percentage rent based on sales in excess of a specified amount. In addition, certain leases provide for increases in the annual base rent during the lease terms.

   During the years ended December 31, 1997, 1996 and 1995, the Income Fund earned $1,038,443, $1,115,530 and $1,129,406, respectively, in base rental income from the Income Fund's wholly owned restaurant properties described above. The decrease in rental income during the years ended December 31, 1997 and 1996, each as compared to the previous year, is partially attributable to a decrease of approximately $5,800 and $66,000, respectively, due to the fact that effective February 1, 1996, the Income Fund ceased receiving rental amounts from the former tenant of three restaurant properties. The rental payments from this former tenant represented the difference between (i) the payments due under the original leases entered into between the Income Fund and the former tenant and (ii) the payments due under the current leases on the restaurant properties between the Income Fund and the new tenants (two of which were re-leased to the corporate franchisor). In August 1997, the Income Fund sold one of the three restaurant properties, a restaurant property in Casa Grande, Arizona, and as a result of the sale, rental income decreased by approximately $27,700 during 1997. The decrease in rental income during 1997 was partially offset by an increase in rental income of approximately $17,700 resulting from the Income Fund reinvesting the majority of these net sales proceeds in a restaurant property in Camp Hill, Pennsylvania, in October 1997.

   In addition, the decrease in rental income during 1996, as compared to 1995, is partially attributable to a decrease of approximately $7,000 during 1996, due to the fact that during 1996, the Income Fund wrote off as uncollectible rental income amounts relating to the restaurant property in Oklahoma City, Oklahoma. Effective January 1, 1997, the Income Fund entered into a lease amendment with the tenant of this restaurant property to provide for lower base rental income. The Income Fund does not anticipate that these reduced rents will have a material adverse effect on operating results.

   The decrease in rental income during 1997, as compared to 1996, is also partially attributable to, and the decrease during 1996, as compared to 1995, is partially offset by, the fact that during 1996, the Income Fund recognized as income approximately $62,000 due under the promissory note with the tenant of the restaurant property in Mesquite, Texas, for which the Income Fund had previously established an allowance for doubtful accounts as the result of collection being doubtful, as described above in "Liquidity and Capital Resources."

   During the years ended December 31, 1997, 1996 and 1995, the Income Fund also earned $22,205, $56,409 and $35,176, respectively, in contingent rental income. The decrease in contingent rental income during 1997, as compared to 1996, and the increase during 1996, as compared to 1995, is attributable to the fact that during 1996, the Income Fund recognized approximately $27,800 in contingent rental income due under the promissory note with the tenant of the restaurant property in Mesquite, Texas, for which the Income Fund had previously established an allowance for doubtful accounts as the result of collection being doubtful, as described above in "Liquidity and Capital Resources."

   During the years ended December 31, 1997, 1996 and 1995, the Income Fund also earned $22,210, $101,293 and $13,011, respectively, in interest and other income. The decrease in interest and other income during 1997, as compared to 1996, and the increase during 1996, as compared to 1995, is primarily attributable to the fact that during 1996, the Income Fund recognized approximately $82,600 in interest and other income due under the promissory note with the tenant of the restaurant property in Mesquite, Texas, for which the Income Fund had previously established an allowance for doubtful accounts due to collection being doubtful, as described above in "Liquidity and Capital Resources."

   In addition, during the years ended December 31, 1997, 1996 and 1995, the Income Fund earned $250,142, $116,076 and $112,974, respectively, attributable to net income earned by the three joint ventures in which the Income Fund is a co-venturer (including one restaurant property owned and leased by Seventh Avenue Joint Venture, which was sold in August 1997). The increase in net income earned by joint ventures is primarily attributable to the fact that in August 1997, Seventh Avenue Joint Venture, in which the Income Fund owns a 50 percent interest, recognized a gain of approximately $295,100 for financial reporting purposes, as a result of the sale of its restaurant property, as described above in "Liquidity and Capital Resources." The increase in net income earned by joint ventures during 1997, was partially offset by a decrease of $31,300 in base rental income earned by the joint venture due to the sale of the restaurant property in August 1997.

   During at least one of the years ended December 31, 1997, 1996 and 1995, three of the Income Fund's lessees, Golden Corral Corporation, Wendy's International, Inc. and Restaurant Management Services, Inc., each contributed more than 10% of the Income Fund's total rental income (including the Income Fund's share of the rental income from three restaurant properties owned by joint ventures and one restaurant property owned with an affiliate as tenants-in-common). As of December 31, 1997, Golden Corral Corporation was the lessee under leases relating to five restaurants, Wendy's International, Inc. was the lessee under leases relating to one restaurant and Restaurant Management Services, Inc. was the lessee under leases relating to two restaurants. It is anticipated that Golden Corral Corporation and Restaurant Management Services, Inc. each will continue to contribute 10% or more of the Income Fund's total rental income during 1998 and subsequent years. In addition, during at least one of the years ended December 31, 1997, 1996 or 1995, three restaurant chains, Golden Corral, Wendy's and Popeyes, each accounted for more than 10% of the Income Fund's total rental income in 1997 (including the Income Fund's share of the rental income from three restaurant properties owned by joint ventures and one restaurant property owned with an affiliate as tenants-in-common). In subsequent years, it is anticipated that these three Restaurant Chains each will continue to account for more than 10% of the total rental income to which the Income Fund is entitled under the terms of its leases. Any failure of these lessees or restaurant chains could materially affect the Income Fund's income.

   Operating expenses, including depreciation and amortization expense, were $317,426, $325,199 and $328,465 for the years ended December 31, 1997, 1996 and
1995, respectively. The decrease in operating expenses during 1997, as compared to 1996, is primarily attributable to a decrease in accounting and administrative expenses associated with operating the Income Fund and its restaurant properties.

   As a result of the sale of the restaurant property in Casa Grande, Arizona, as described above in "Liquidity and Capital Resources," the Income Fund recognized a gain of $233,183 during 1997, for financial reporting purposes. In 1996, the Income Fund sold a portion of land related to the restaurant property in Mesquite, Texas, as described above in "Liquidity and Capital Resources," and recognized a gain of $19,000 for financial reporting purposes. No restaurant properties were sold during the year ended December 31, 1995.

General

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Income Fund's financial position or results of operations.

   The Income Fund's leases as of September 30, 1998, are, in general, triple-net leases and contain provisions that we believe mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain restaurant sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Management expects that increases in restaurant sales volumes due to inflation and real sales growth should result in an increase in rental income (for certain restaurant properties) over time. Continued inflation also may cause capital appreciation of the Income Fund's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.

   The Year 2000 problem is the result of information technology systems and embedded systems (products which are made with microprocessor (computer) chips such as HVAC systems, physical security systems and elevators) using a two-digit format, as opposed to four digits, to indicate the year. Such information technology and embedded systems may be unable to properly recognize and process date-sensitive information beginning January 1, 2000.

   The Income Fund does not have any information technology systems. Certain of our affiliates provide all services requiring the use of information technology systems pursuant to a management agreement with the Income Fund. The maintenance of embedded systems, if any, at the Income Fund's restaurant properties is the responsibility of the tenants of the restaurant properties in accordance with the terms of the Income Fund's leases. We and our affiliates have established a team dedicated to reviewing the internal information technology systems used in the operation of the Income Fund, and the information technology and embedded systems and the Year 2000 compliance plans of the Income Fund's tenants, significant suppliers, financial institutions and transfer agent.

   The information technology infrastructure of our affiliates consists of a network of personal computers and servers that were obtained from major suppliers. The affiliates utilize various administrative and financial software applications on that infrastructure to perform the business functions of the Income Fund. Our inability and that of our affiliates to identify and timely correct material Year 2000 deficiencies in the software and/or infrastructure could result in an interruption in, or failure of, certain of the Income Fund's business activities or operations. Accordingly, we and our affiliates have requested and are evaluating documentation from the suppliers of our affiliates regarding the Year 2000 compliance of their products that are used in the business activities or operations of the Income Fund. The costs expected to be incurred by us and our affiliates to become Year 2000 compliant will be incurred by us and our affiliates; therefore, these costs will have no impact on the Income Fund's financial position or results of operations.

   The Income Fund has material third party relationships with its tenants, financial institutions and transfer agent. The Income Fund depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. If any of these third parties are unable to meet their obligations to the Income Fund because of the Year 2000 deficiencies, such a failure may have a material impact on the Income Fund. Accordingly, we have requested and are evaluating documentation from the Income Fund's tenants, financial institutions, and transfer agent relating to their Year 2000 compliance plans. At this time, we have not yet received sufficient certifications to be assured that the tenants, financial institutions, and transfer agent have fully considered and mitigated any potential material impact of the Year 2000 deficiencies. Therefore, we do not, at this time, know of the potential costs to the Income Fund of any adverse impact or effect of any Year 2000 deficiencies by these third parties.

   We currently expect that all Year 2000 compliance testing and any necessary remedial measures on the information technology systems used in the business activities and operations of the Income Fund will be completed prior to June 30, 1999. Based on the progress we and our affiliates have made in identifying and addressing the Income Fund's Year 2000 issues and the plan and timeline to complete the compliance program, we do not foresee significant risks associated with the Income Fund's Year 2000 compliance at this time. Because we and our affiliates are still evaluating the status of the systems used in business activities and operations of the Income Fund and the systems of the third parties with which the Income Fund conducts its business, we have not yet developed a comprehensive contingency plan and are unable to identify "the most reasonably likely worst case scenario" at this time. As we identify significant risks related to the Income Fund's Year 2000 compliance or if the Income Fund's Year 2000 compliance program's progress deviates substantially from the anticipated timeline, we will develop appropriate contingency plans.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Condensed Balance Sheets as of September 30, 1998 and December 31, 1997...   F-1
Condensed Statements of Income for the Quarters and Nine Months Ended
 September 30, 1998 and 1997..............................................   F-2
Condensed Statements of Partner's Capital for the Nine Months Ended
 September 30, 1998 and for the Year Ended December 31, 1997..............   F-3
Condensed Statements of Cash Flows for the Nine Months Ended September 30,
 1998 and 1997............................................................   F-4
Notes to Condensed Financial Statements for the Quarters and Nine Months
 Ended September 30, 1998 and 1997........................................   F-5
Report of Independent Accountants.........................................   F-7
Balance Sheets as of December 31, 1997 and 1996...........................   F-8
Statements of Income for the Years Ended December 31, 1997, 1996 and
 1995.....................................................................   F-9
Statements of Partner's Capital for the Years Ended December 31, 1997,
 1996 and 1995............................................................  F-10
Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 1995.....................................................................  F-11
Notes to Financial Statements for the Years Ended December 31, 1997, 1996
 and 1995.................................................................  F-13
Unaudited Pro Forma Financial Information.................................  F-19
Unaudited Pro Forma Balance Sheet as of September 30, 1998................  F-20
Unaudited Pro Forma Income Statement for the Nine Months Ended September
 30, 1998.................................................................  F-21
Unaudited Pro Forma Income Statement for the Year Ended December 31,
 1997.....................................................................  F-22
Notes and Management's Assumptions to Unaudited Pro Forma Financial
 Statements...............................................................  F-23

                             CNL INCOME FUND, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                      September 30, December 31,
                                                          1998          1997
                                                      ------------- ------------
                       ASSETS
Land and buildings on operating leases, less
 accumulated depreciation
 of $2,226,822 and $2,172,913.......................   $7,624,993    $8,185,465
Investment in and due from joint ventures...........      896,601       919,476
Cash and cash equivalents...........................      285,367       184,130
Restricted cash.....................................          --        129,257
Receivables, less allowance for doubtful accounts of
 $3,092 in 1997.....................................          586        21,331
Prepaid expenses....................................        5,987         4,989
Lease costs, less accumulated amortization of
 $23,750 and $21,875................................       26,250        28,125
Accrued rental income...............................       29,628        27,305
                                                       ----------    ----------
                                                       $8,869,412    $9,500,078
                                                       ==========    ==========
         LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................   $      811    $    2,595
Accrued and escrowed real estate taxes payable......        7,170           734
Distributions payable...............................      266,982       316,221
Due to related parties..............................      131,112       115,741
Rents paid in advance and deposits..................       24,673        35,737
                                                       ----------    ----------
    Total liabilities...............................      430,748       471,028
Partners' capital...................................    8,438,664     9,029,050
                                                       ----------    ----------
                                                       $8,869,412    $9,500,078
                                                       ==========    ==========



                See accompanying notes to financial statements.

                             CNL INCOME FUND, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                             Quarter Ended    Nine Months Ended
                                             September 30,      September 30,
                                           ----------------- -------------------
                                             1998     1997     1998      1997
                                           -------- -------- -------- ----------
Revenues:
  Rental income from operating leases....  $243,612 $253,305 $774,444 $  780,333
  Interest and other income..............     6,597    6,517   19,053     14,314
                                           -------- -------- -------- ----------
                                            250,209  259,822  793,497    794,647
                                           -------- -------- -------- ----------
Expenses:
  General operating and administrative...    20,145   19,477   65,647     63,833
  Professional services..................     2,404    3,227   15,006      9,136
  Real estate taxes......................     1,080    1,101    3,241      3,305
  State and other taxes..................       --       --     4,450      3,538
  Depreciation and amortization..........    51,429   50,958  157,251    156,060
                                           -------- -------- -------- ----------
                                             75,058   74,763  245,595    235,872
                                           -------- -------- -------- ----------
Income Before Equity in Earnings of Joint
 Ventures and Gain on Sale of Land and
 Buildings...............................   175,151  185,059  547,902    558,775
Equity in Earnings of Joint Ventures.....    20,937  172,680   62,394    226,035
Gain on Sale of Land and Buildings.......       --   233,183  235,804    233,183
                                           -------- -------- -------- ----------
Net Income...............................  $196,088 $590,922 $846,100 $1,017,993
                                           ======== ======== ======== ==========
Allocation of Net Income:
  General partners.......................  $  1,961 $  4,999 $  7,118 $    9,270
  Limited partners.......................   194,127  585,923  838,982  1,008,723
                                           -------- -------- -------- ----------
                                           $196,088 $590,922 $846,100 $1,017,993
                                           ======== ======== ======== ==========
Net Income Per Limited Partner Unit......  $   6.47 $  19.53 $  27.97 $    33.62
                                           ======== ======== ======== ==========
Weighted Average Number of Limited
 Partner Units Outstanding...............    30,000   30,000   30,000     30,000
                                           ======== ======== ======== ==========


                See accompanying notes to financial statements.

                             CNL INCOME FUND, LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                 Nine Months Ended  Year Ended
                                                   September 30,   December 31,
                                                       1998            1997
                                                 ----------------- ------------
General partners:
  Beginning balance.............................    $  321,759      $  310,182
  Net income....................................         7,118          11,577
                                                    ----------      ----------
                                                       328,877         321,759
                                                    ----------      ----------
Limited partners:
  Beginning balance.............................     8,707,291       8,734,995
  Net income....................................       838,982       1,237,180
  Distributions ($47.88 and $42.16 per limited
   partner unit, respectively)..................    (1,436,486)     (1,264,884)
                                                    ----------      ----------
                                                     8,109,787       8,707,291
                                                    ----------      ----------
    Total partners' capital.....................    $8,438,664      $9,029,050
                                                    ==========      ==========



                See accompanying notes to financial statements.

                             CNL INCOME FUND, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                Nine Months Ended
                                  September 30,
                              ----------------------
                                 1998        1997
                              ----------  ----------
Increase (Decrease) in Cash
 and Cash Equivalents:
  Net Cash Provided by
   Operating Activities.....  $  799,653  $1,009,004
                              ----------  ----------
Cash Flows from Investing
 Activities:
  Proceeds from sale of land
   and building.............     661,300     793,009
  Return of capital from
   joint venture............         --      472,373
  Decrease (increase) in
   restricted cash..........     126,009    (793,009)
                              ----------  ----------
  Net cash provided by
   investing activities.....     787,309     472,373
                              ----------  ----------
Cash Flows from Financing
 Activities:
  Proceeds from loan from
   corporate general
   partner..................         --       81,000
  Repayment of loan from
   corporate general
   partner..................         --      (81,000)
  Distributions to limited
   partners.................  (1,485,725)   (948,663)
                              ----------  ----------
    Net cash used in
     financing activities...  (1,485,725)   (948,663)
                              ----------  ----------
Net Increase in Cash and
 Cash Equivalents...........     101,237     532,714
Cash and Cash Equivalents at
 Beginning of Period........     184,130     159,379
                              ----------  ----------
Cash and Cash Equivalents at
 End of Period..............  $  285,367  $  692,093
                              ==========  ==========
Supplemental Schedule of
 Non-Cash Financing
 Activities:
  Distributions declared and
   unpaid at end of period..  $  266,982  $  316,221
                              ==========  ==========



                See accompanying notes to financial statements.

                             CNL INCOME FUND, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

           Quarters and Nine Months Ended September 30, 1998 and 1997

1. Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter and nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund, Ltd. (the "Partnership") for the year ended December 31, 1997.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

2. Land and Buildings on Operating Leases

   During the nine months ended September 30, 1998, the Partnership sold its property in Kissimmee, Florida, for $680,000 and received net sales proceeds of $661,300 resulting in a gain of $235,804 for financial reporting purposes. This property was originally acquired by the Partnership in 1987 and had a cost of approximately $475,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore the Partnership sold this property for approximately $185,900 in excess of its original purchase price. In connection with the sale, the Partnership incurred a deferred, subordinated, real estate disposition fee of $20,400 (see Note 4).

3. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return") on a noncumulative basis.

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with the 10% Preferred Return on a cumulative basis, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

                             CNL INCOME FUND, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

           Quarters and Nine Months Ended September 30, 1998 and 1997

3. Allocations and Distributions--Continued

   During the nine months ended September 30, 1998 and 1997, the Partnership declared distributions to the limited partners of $1,436,486 and $948,663, respectively ($266,982 and $316,221 for the quarters ended September 30, 1998 and 1997, respectively). This represents distributions of $47.88 and $31.62 per unit for the nine months ended September 30, 1998 and 1997, respectively ($8.90 and $10.54 per unit for the quarters ended September 30, 1998 and 1997, respectively). Distributions for the nine months ended September 30, 1998, included $586,300 as a result of the distribution of net sales proceeds from the sale of the property in Kissimmee, Florida. Of this amount, $216,361 was applied toward the limited partners' 10% Preferred Return and the balance of $369,939 was treated as a return of capital for purposes of calculating the limited partners' 10% Preferred Return. As a result of this return of capital, the amount of the limited partners' invested capital contributions (which generally is the limited partners' capital contributions, less distributions from the sale of a property that are considered to be a return of capital) was decreased; therefore, the amount of the limited partners' invested capital contributions on which the 10% Preferred Return is calculated was lowered accordingly. No distributions have been made to the general partners to date.

4. Related Party Transactions

   An affiliate of the Partnership is entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the affiliate provides a substantial amount of services in connection with the sale. Payment of the real estate disposition fee is subordinated to receipt by the limited partners of the 10% Preferred Return on a cumulative basis, plus their adjusted capital contributions. For the nine months ended September 30, 1998, the Partnership incurred $20,400 in a deferred, subordinated, real estate disposition fee as a result of the sale of a property (see Note 2). No deferred, subordinated, real estate disposition fees were incurred for the nine months ended September 30, 1997.

                       Report of Independent Accountants

To the Partners
CNL Income Fund, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements and are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
February 1, 1998

                             CNL INCOME FUND, LTD.
                        (A Florida Limited Partnership)

                                 BALANCE SHEETS

                                                              December 31,
                                                          ---------------------
                                                             1997       1996
                                                          ---------- ----------
                         ASSETS
Land and buildings on operating leases, less accumulated
 depreciation...........................................  $8,185,465 $8,091,154
Investment in and due from joint ventures...............     919,476    990,307
Cash and cash equivalents...............................     184,130    159,379
Restricted cash.........................................     129,257        --
Receivables, less allowance for doubtful accounts $3,092
 and of $1,413..........................................      21,331    180,248
Prepaid expenses........................................       4,989      4,465
Lease costs, less accumulated amortization of $21,875
 and $19,375............................................      28,125     30,625
Accrued rental income...................................      27,305     23,599
                                                          ---------- ----------
                                                          $9,500,078 $9,479,777
                                                          ========== ==========
           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable........................................  $    2,595 $    2,131
Escrowed real estate taxes payable......................         734        525
Distributions payable...................................     316,221    316,221
Due to related parties..................................     115,741     95,012
Rents paid in advance and deposits......................      35,737     20,711
                                                          ---------- ----------
    Total liabilities...................................     471,028    434,600
Partners' capital.......................................   9,029,050  9,045,177
                                                          ---------- ----------
                                                          $9,500,078 $9,479,777
                                                          ========== ==========


                See accompanying notes to financial statements.

                             CNL INCOME FUND, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                  Year Ended December 31,
                                              --------------------------------
                                                 1997       1996       1995
                                              ---------- ---------- ----------
Revenues:
  Rental income from operating leases........ $1,038,443 $1,115,530 $1,129,406
  Contingent rental income...................     22,205     56,409     35,176
  Interest and other income..................     22,210    101,293     13,011
                                              ---------- ---------- ----------
                                               1,082,858  1,273,232  1,177,593
                                              ---------- ---------- ----------
Expenses:
  General operating and administrative.......     86,780     92,462     84,700
  Professional services......................     12,772     13,262     14,465
  Real estate taxes..........................      3,929      4,009     13,746
  State and other taxes......................      5,138      5,260      5,357
  Depreciation and amortization..............    208,807    210,206    210,197
                                              ---------- ---------- ----------
                                                 317,426    325,199    328,465
                                              ---------- ---------- ----------
Income Before Equity in Earnings of Joint
 Ventures and
 Gain on Sale of Land and Building...........    765,432    948,033    849,128
Equity in Earnings of Joint Ventures.........    250,142    116,076    112,974
Gain on Sale of Land and Building............    233,183     19,000        --
                                              ---------- ---------- ----------
Net Income................................... $1,248,757 $1,083,109 $  962,102
                                              ========== ========== ==========
Allocation of Net Income:
  General partners........................... $   11,577 $   10,641 $    9,621
  Limited partners...........................  1,237,180  1,072,468    952,481
                                              ---------- ---------- ----------
                                              $1,248,757 $1,083,109 $  962,102
                                              ========== ========== ==========
Net Income Per Limited Partner Unit.......... $    41.24 $    35.75 $    31.75
                                              ========== ========== ==========
Weighted Average Number of Limited Partner
 Units Outstanding...........................     30,000     30,000     30,000
                                              ========== ========== ==========


                See accompanying notes to financial statements.

                             CNL INCOME FUND, LTD.
                        (A Florida Limited Partnership)

                        STATEMENTS OF PARTNERS' CAPITAL

                  Years Ended December 31, 1997, 1996 and 1995

                              General Partners                       Limited Partners
                          ------------------------- ----------------------------------------------------
                                        Accumulated                              Accumulated Syndication
                          Contributions  Earnings   Contributions Distributions   Earnings      Costs       Total
                          ------------- ----------- ------------- -------------  ----------- -----------  ----------
Balance, December 31,
 1994...................    $193,400     $ 96,520    $13,314,525  $(12,164,195)  $ 9,752,623 $(1,663,140) $9,529,733
Distributions to limited
 partners ($42.16 per
 limited partner unit)..         --           --             --     (1,264,883)          --          --   (1,264,883)
Net income..............         --         9,621            --            --        952,481         --      962,102
                            --------     --------    -----------  ------------   ----------- -----------  ----------
Balance, December 31,
 1995...................     193,400      106,141     13,314,525   (13,429,078)   10,705,104  (1,663,140)  9,226,952
Distributions to limited
 partners ($42.16 per
 limited partner unit)..         --           --             --     (1,264,884)          --          --   (1,264,884)
Net income..............         --        10,641            --            --      1,072,468         --    1,083,109
                            --------     --------    -----------  ------------   ----------- -----------  ----------
Balance, December 31,
 1996...................     193,400      116,782     13,314,525   (14,693,962)   11,777,572  (1,663,140)  9,045,177
Distributions to limited
 partners ($42.16 per
 limited partner unit)..         --           --             --     (1,264,884)          --          --   (1,264,884)
Net income..............         --        11,577            --            --      1,237,180         --    1,248,757
                            --------     --------    -----------  ------------   ----------- -----------  ----------
Balance, December 31,
 1997...................    $193,400     $128,359    $13,314,525  $(15,958,846)  $13,014,752 $(1,663,140) $9,029,050
                            ========     ========    ===========  ============   =========== ===========  ==========



                See accompanying notes to financial statements.

                             CNL INCOME FUND, LTD.
                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOWS

                                                 Year Ended December 31,
                                             ----------------------------------
                                                1997        1996        1995
                                             ----------  ----------  ----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
 Cash received from tenants................  $1,227,883  $1,096,290  $1,152,159
 Distributions from joint ventures.........     152,019     133,296     129,006
 Cash paid for expenses....................     (84,642)   (106,546)   (110,488)
 Interest received.........................      21,556       9,648      11,837
                                             ----------  ----------  ----------
  Net cash provided by operating activi-
   ties....................................   1,316,816   1,132,688   1,182,514
                                             ----------  ----------  ----------
Cash Flows from Investing Activities:
 Proceeds from sale of land and building...     793,009      20,000         --
 Additions to land and building............    (863,135)        --          --
 Return of capital from joint venture......     472,373         --          --
 Investment in joint venture...............    (303,419)        --          --
 Increase in restricted cash...............    (126,009)        --          --
                                             ----------  ----------  ----------
  Net cash provided by (used in) investing
   activities..............................     (27,181)     20,000         --
                                             ----------  ----------  ----------
Cash Flows from Financing Activities:
 Proceeds from loan from corporate general
  partner..................................     133,000      83,100         --
 Repayment of loan from corporate general
  partner..................................    (133,000)    (83,100)        --
 Contributions from general partner                 --          --          --
 Distributions to limited partners.........  (1,264,884) (1,264,884) (2,164,568)
                                             ----------  ----------  ----------
  Net cash used in financing activities....  (1,264,884) (1,264,884) (2,164,568)
                                             ----------  ----------  ----------
Net Increase (Decrease) in Cash and Cash
 Equivalents...............................      24,751    (112,196)   (982,054)
Cash and Cash Equivalents at Beginning of
 Year......................................     159,379     271,575   1,253,629
                                             ----------  ----------  ----------
Cash and Cash Equivalents at End of Year...  $  184,130  $  159,379  $  271,575
                                             ==========  ==========  ==========
Reconciliation of Net Income to Net Cash
 Provided by
 Operating Activities:
 Net income................................  $1,248,757  $1,083,109  $  962,102
                                             ----------  ----------  ----------
Adjustments to reconcile net income to net
 cash provided by
 operating activities:
 Depreciation..............................     206,307     207,706     207,697
 Amortization..............................       2,500       2,500       2,500
 Equity in earnings of joint ventures, net
  of distributions.........................     (98,123)     17,220      16,032
 Gain on sale of land and building.........    (233,183)    (19,000)        --
 Decrease (increase) in receivables........     158,360    (151,105)    (16,414)
 Increase in prepaid expenses..............        (524)       (650)     (1,252)
 Decrease (increase) in accrued rental in-
  come.....................................      (3,706)      1,234      (2,081)
 Increase (decrease) in accounts payable
  and accrued expenses.....................         673     (11,712)        458
 Increase in due to related parties........      20,729      19,873       8,389
 Increase (decrease) in rents paid in ad-
  vance and deposits.......................      15,026     (16,487)      5,083
                                             ----------  ----------  ----------
  Total adjustments........................      68,059      49,579     220,412
                                             ----------  ----------  ----------
Net Cash Provided by Operating Activities..  $1,316,816  $1,132,688  $1,182,514
                                             ==========  ==========  ==========
Supplemental Schedule of Non-Cash Financing
 Activities:
 Distributions declared and unpaid at De-
  cember 31................................  $  316,221  $  316,221  $  316,221
                                             ==========  ==========  ==========

                See accompanying notes to financial statements.

                             CNL INCOME FUND, LTD.
                        (A Florida Limited Partnership)

                         NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1997, 1996 and 1995

1. Significant Accounting Policies

   Organization and Nature of Business--CNL Income Fund, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are generally leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using the operating method. Under the operating method, land and building leases are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

   Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date.

   When the properties are sold, the related cost and accumulated depreciation plus any accrued rental income, will be removed from the accounts and gains or losses from sales will be reflected in income. The general partners of the Partnership review the properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and the allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership's investments in Sand Lake Road Joint Venture, Orange Avenue Joint Venture, Seventh Avenue Joint Venture, and a property in Vancouver, Washington, held as tenants-in-common with affiliates, are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

                             CNL INCOME FUND, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

1. Significant Accounting Policies--Continued

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Lease Costs--Lease incentive costs and brokerage and legal fees associated with negotiating new leases are amortized over the terms of the new leases using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases

   The Partnership leases its land and buildings primarily to operators of national and regional fast-food restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The leases have been classified as operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant generally pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two or three successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at December 31:

                                                            1997        1996
                                                         ----------  ----------
     Land............................................... $3,999,700  $3,973,607
     Buildings..........................................  6,358,678   6,226,321
                                                         ----------  ----------
                                                         10,358,378  10,199,928
     Less accumulated depreciation...................... (2,172,913) (2,108,774)
                                                         ----------  ----------
                                                         $8,185,465  $8,091,154
                                                         ==========  ==========

   In June 1996, the Partnership sold a small, undeveloped portion of the land relating to its property in Mesquite, Texas. In connection therewith, the Partnership received net sales proceeds of $20,000, and recognized a gain for financial reporting purposes, of $19,000.

                             CNL INCOME FUND, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

3. Land and Buildings on Operating Leases--Continued

   In August 1997, the Partnership sold its property in Casa Grande, Arizona, to a third party for $840,000 and received net sales proceeds (net of $2,691 which represents prorated rent returned to the tenant) of $793,009, resulting in a gain of $233,183 for financial reporting purposes. This property was originally acquired by the Partnership in December 1986 and had a cost of approximately $667,300, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $128,400 in excess of its original purchase price. In October 1997, the Partnership reinvested the majority of the net sales proceeds in a property located in Camp Hill, Pennsylvania.

   Certain leases provide for escalating guaranteed minimum rents throughout the lease terms. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997 and 1995, the Partnership recognized $3,706 and $2,081, respectively, of such income. For the year ended December 31, 1996, rental payments received exceeded the rental income recognized on a straight-line basis by $1,234.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1997:

       1998.......................................................... $  936,961
       1999..........................................................    911,652
       2000..........................................................    911,305
       2001..........................................................    887,428
       2002..........................................................    481,464
       Thereafter....................................................  3,394,672
                                                                      ----------
                                                                      $7,523,482
                                                                      ==========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Investment in and Due from Joint Ventures

   In August 1997, Seventh Avenue Joint Venture, in which the Partnership owned a 50 percent interest, sold its property to its tenant for $950,000, and received net sales proceeds (net of $2,678 which represents prorated rent returned to the tenant) of $944,747, resulting in a gain to the joint venture of approximately $295,100 for financial reporting purposes. The property was originally acquired by Seventh Avenue Joint Venture in June 1986 and had a total cost of approximately $770,000, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the joint venture sold the property for approximately $177,400 in excess of its original purchase price. During 1997, as a result of the sale of the property, the joint venture was dissolved in accordance with the joint venture agreement. As a result, the Partnership received approximately $472,400, representing its pro-rata share of the net sales proceeds received by the joint venture.

   In December 1997, the Partnership acquired a property in Vancouver, Washington, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1997, the Partnership owned a 12.17% interest in this property.

                             CNL INCOME FUND, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

4. Investment in and Due from Joint Ventures--Continued

   As of December 31, 1997, the Partnership had a 50 percent interest in the profits and losses of Orange Avenue Joint Venture and Sand Lake Road Joint Venture, and owned a 12.17% interest in a property in Vancouver, Washington, as tenants-in-common. These joint ventures, and the Partnership and affiliates, as tenants-in-common, each own and lease one property to an operator of national fast-food or family-style restaurants. The following presents the combined, condensed financial information for the joint ventures and the property held as tenants-in-common with affiliates at December 31:

                                                           1997       1996
                                                        ---------- ----------
       Land and buildings on operating leases, less
        accumulated depreciation....................... $3,338,774 $1,750,065
       Cash............................................      1,636     11,934
       Receivables.....................................        --      18,456
       Accrued rental income...........................        --      16,620
       Liabilities.....................................      1,677     30,232
       Partners' capital...............................  3,338,733  1,766,843
       Revenues........................................    246,236    277,652
       Gain on sale of land and building...............    295,080        --
       Net income......................................    500,285    232,152

   The Partnership recognized income totalling $250,142, $116,076 and $112,974 for the years ended December 31, 1997, 1996 and 1995, respectively, from these joint ventures.

   The investment in and due from joint ventures included $27,682 at December 31, 1996, which was due from Seventh Avenue Joint Venture as a result of an underpayment of distributions to the Partnership.

5. Restricted Cash

   As of December 31, 1997, the remaining net sales proceeds of $126,009 from the sale of the property in Casa Grande, Arizona, plus accrued interest of $3,248, were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional property.

6. Receivables

   In March 1996, the Partnership accepted a promissory note from the tenant of the property in Mesquite, Texas, in the amount of $156,308, for past due rental and other amounts, and real estate taxes previously paid by the Partnership on behalf of the tenant. Payments were due in 60 monthly installments of $3,492, including interest at a rate of 11 percent per annum, and collections commenced on June 1, 1996. Receivables at December 31, 1996, included $150,787 of such amounts, including accrued interest of $5,657 and late fees of $1,222. In January 1997, the Partnership collected the full amount of the promissory note.

7. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, noncumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

                             CNL INCOME FUND, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

7. Allocations and Distributions--Continued

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their cumulative 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During each of the years ended December 31, 1997 and 1996, the Partnership declared distributions to the limited partners of $1,264,884, and during the year ended December 31, 1995, the Partnership declared distributions to the limited partners of $1,264,883. Distributions for the year ended December 31, 1994, included $861,500 as a result of the distribution of net sales proceeds from the sale of the property in Fairfield, California, which were treated as a return of capital for purposes of calculating the limited partners' cumulative 10% Preferred Return. As a result of the return of capital, the amount of the limited partners' adjusted capital contributions (which generally is the limited partners' capital contributions, less distributions from the sale of a property that are considered to be a return of capital) was decreased; therefore, the amount of the limited partners' adjusted capital contributions on which the 10% Preferred Return is calculated was lowered accordingly. No distributions have been made to the general partners to date.

8. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                 1997        1996       1995
                                              ----------  ----------  --------
       Net income for financial reporting
        purposes............................  $1,248,757  $1,083,109  $962,102
       Depreciation for tax reporting
        purposes in excess of depreciation
        for financial reporting purposes....    (104,279)   (108,995) (109,002)
       Gain on sale of land and building for
        financial reporting purposes in
        excess of gain for tax reporting
        purposes............................    (233,183)        --        --
       Equity in earnings of joint ventures
        for financial reporting purposes in
        excess of equity in earnings of
        joint ventures for tax reporting
        purposes............................     (18,410)    (17,987)  (14,739)
       Accrued rental income................      (3,706)      1,234    (2,081)
       Rents paid in advance................      15,026     (16,487)    5,083
       Allowance for doubtful accounts......       1,679    (120,724)   22,392
                                              ----------  ----------  --------
       Net income for federal income tax
        purposes............................  $  905,884  $  820,150  $863,755
                                              ==========  ==========  ========

                             CNL INCOME FUND, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


9. Related Party Transactions

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the parent company of CNL Securities Corp. and CNL Fund Advisors, Inc. James M. Seneff, Jr. is director and chief executive officer of CNL Securities Corp. and is director, chairman of the board of directors and chief executive officer of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, is director and president of CNL Securities Corp., is director, vice chairman of the board of directors and treasurer of CNL Fund Advisors, Inc. and served as president of CNL Fund Advisors, Inc through October 1997.

   During the years ended December 31, 1997, 1996 and 1995, certain Affiliates acted as manager of the Partnership's properties pursuant to a property management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliates an annual, noncumulative, subordinated property management fee of one-half of one percent of the Partnership assets under management (valued at cost) annually. The property management fee is limited to one percent of the sum of gross operating revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross operating revenues from joint ventures or competitive fees for comparable services. In addition, these fees will be incurred and will be payable only after the limited partners receive their aggregate, noncumulative 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners do not receive their 10% Preferred Return in any particular year, no management fees will be due or payable for such year. As a result of such threshold, no management fees were incurred during the years ended December 31, 1997, 1996 and 1995.

   Certain Affiliates are also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliates provide a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate, cumulative 10% Preferred Return, plus their adjusted capital contributions. No deferred, subordinated real estate disposition fees were incurred for the years ended December 31, 1997, 1996 and 1995.

   During the years ended December 31, 1997, 1996 and 1995, the Affiliates provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $57,679, $67,685 and $58,543 for the years ended December 31, 1997, 1996 and 1995, respectively, for such services.

   The due to related parties consisted of the following at December 31:

                                                                1997    1996
                                                              -------- -------
       Due to Affiliates:
        Deferred, subordinated real estate disposition fee... $ 66,750 $66,750
        Expenditures incurred on behalf of the Partnership...   17,902   9,527
        Accounting and administrative services...............   31,089  18,735
                                                              -------- -------
                                                              $115,741 $95,012
                                                              ======== =======

   The deferred, subordinated real estate disposition fees are the result of the Partnership's sale of two properties in prior years. These fees will not be paid until after the limited partners have received their cumulative 10% Preferred Return, plus their adjusted capital contributions, as described above.

                             CNL INCOME FUND, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


10. Concentration of Credit Risk

   The following schedule presents total rental income from individual lessees, each representing more than ten percent of the Partnership's total rental income (including the Partner-ship's share of rental income from joint ventures and the property held as tenants-in-common with an affiliate), for at least one of the years ended December 31:

                                                       1997     1996     1995
                                                     -------- -------- --------
       Golden Corral Corporation.................... $452,653 $452,653 $452,653
       Wendy's Inter national, Inc..................  164,857  212,322  206,805
       Restaurant Management Services, Inc..........  128,737  129,633  124,315

   In addition, the following schedule presents total rental income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental income (including the Partnership's share of rental income from joint ventures and the property held as tenant-in-common with an affiliate), for at least one of the years ended December 31:

                                                     1997     1996     1995
                                                   -------- -------- --------
       Golden Corral Family Steakhouse
        Restaurants............................... $452,653 $452,653 $452,653
       Wendy's Old Fashioned Hamburger
        Restaurants...............................  443,335  507,642  582,315
       Popeyes Famous Fried Chicken...............  128,737  129,633  124,315

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to the Company gives effect to the Acquisition, and is based on estimates and assumptions set for the below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company, the historical combined financial information of CNL Income Fund, Ltd., (the "CNL Income Fund"), the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on September 30, 1998; the pro forma consolidated statements of earnings assume that the Property
Acquisitions (as defined on page    ) and the Acquisition occurred on January
1, 1997.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.




   See accompanying notes and management's assumptions to unaudited pro forma financial statements.

                       CNL AMERICAN PROPERTIES FUND, INC.

                       UNAUDITED PRO FORMA BALANCE SHEET

                               September 30, 1998

                                                      Historical
                   ---------------------------------------------------------------------------------
                                     CNL
                                 Income Fund,            CNL Financial        CNL         Combined
                       APF           Ltd.      Advisor   Services, Inc. Financial Corp.  Portfolios
                   ------------  ------------ ---------- -------------- --------------- ------------
     ASSETS:
Land and
 buildings on
 operating
 leases, net.....  $298,967,972   $7,624,993  $        0   $        0    $          0   $306,592,965
Net investment in
 direct financing
 leases..........   117,028,760            0           0            0               0    117,028,760
Mortgages and
 notes
 receivable......    33,523,506            0           0            0     173,776,981    207,300,487
Other
 Investments.....    16,200,316            0     200,000            0       6,561,628     22,961,944
Investment in
 joint ventures..       631,374      896,601           0            0               0      1,527,975
Cash and cash
 equivalents.....    90,674,289      285,367     283,300      599,997       5,098,033     96,940,986

Receivables......       575,104          586   7,544,985    6,824,632         517,471     15,462,778
Accrued rental
 income..........     3,071,451       29,628           0            0               0      3,101,079
Other assets.....     5,711,195       32,237     401,524      295,570       3,854,477     10,295,003

                   ------------   ----------  ----------   ----------    ------------   ------------
 Total assets....  $566,383,967   $8,869,412  $8,429,809   $7,720,199    $189,808,590   $781,211,977
                   ============   ==========  ==========   ==========    ============   ============
  LIABILITIES &
     EQUITY:
Accounts payable
 and accrued
 liabilities.....  $    379,496   $    7,981  $  449,751   $  193,949      $1,236,138   $  2,267,315
Accrued
 construction
 costs payable...     3,045,304            0           0            0               0      3,045,304
Distributions
 payable.........             0      266,982   2,220,000            0               0      2,486,982
Due to related
 parties.........     2,552,411      131,112           0    1,452,512       6,556,920     10,692,955
Income tax
 payable.........             0            0   1,989,003            0       1,001,861      2,990,864
Line of credit...     6,765,575            0           0            0               0      6,765,575
Notes payable....             0            0     390,398       28,462     175,528,203    175,947,063
Deferred income..     1,015,758            0           0            0               0      1,015,758
Rents paid in
 advance.........       437,497       24,673           0            0               0        462,170
Minority
 interest........       282,544            0           0            0               0        282,544
Common Stock.....       621,187            0       9,800        2,000             200        633,187
Additional paid
 in capital......   556,830,578            0     482,964    5,231,827       3,887,496    566,432,865
Accumulated
 distributions in
 excess of net
 earnings........    (5,546,383)           0   2,887,893      811,449       1,597,772       (249,269)

Partners
 capital.........             0    8,438,664           0            0               0      8,438,664
                   ------------   ----------  ----------   ----------    ------------   ------------
 Total
  liabilities and
  equity.........  $566,383,967   $8,869,412  $8,429,809   $7,720,199    $189,808,590   $781,211,977
                   ============   ==========  ==========   ==========    ============   ============
                          Pro Forma
                   -----------------------------
                   Adjustments      Pro Forma
                   --------------- -------------
     ASSETS:
Land and
 buildings on
 operating
 leases, net.....  $ 3,638,185 (1)
                    26,052,741 (2) $336,283,891
Net investment in
 direct financing
 leases..........           --      117,028,760
Mortgages and
 notes
 receivable......      849,195 (2)  208,149,682
Other
 Investments.....           --       22,961,944
Investment in
 joint ventures..      331,106 (1)    1,859,081
Cash and cash
 equivalents.....     (161,000)(1)
                    (8,933,000)(1)
                   (26,901,936)(2)   60,945,050
Receivables......   (7,980,491)(3)    7,482,287
Accrued rental
 income..........      (29,628)(1)    3,071,451
Other assets.....   42,243,858 (1)
                    (3,687,070)(1)   48,851,791
                   --------------- -------------
 Total assets....  $25,421,960     $806,633,937
                   =============== =============
  LIABILITIES &
     EQUITY:
Accounts payable
 and accrued
 liabilities.....  $       --      $  2,267,315
Accrued
 construction
 costs payable...          --         3,045,304
Distributions
 payable.........          --         2,486,982
Due to related
 parties.........   (7,980,491)(3)    2,712,464
Income tax
 payable.........   (2,990,864)(4)            0
Line of credit...          --         6,765,575
Notes payable....          --       175,947,063
Deferred income..          --         1,015,758
Rents paid in
 advance.........          --           462,170
Minority
 interest........          --           282,544
Common Stock.....      122,417 (1)      755,604
Additional paid
 in capital......  124,679,888 (1)  691,112,753
Accumulated
 distributions in
 excess of net
 earnings........  (82,961,190)(1)
                     2,990,864 (4)  (80,219,595)
Partners
 capital.........   (8,438,664)(1)            0
                   --------------- -------------
 Total
  liabilities and
  equity.........  $25,421,960     $806,633,937
                   =============== =============

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                               September 30, 1998

                                                     Historical                                            Pro Forma
                   -------------------------------------------------------------------------------- ---------------------------
                                     CNL
                                Income Funds,            CNL Financial        CNL        Combined
                       APF          Ltd.       Advisor   Services, Inc. Financial Corp. Portfolios  Adjustments      Pro Forma
                   -----------  ------------- ---------- -------------- --------------- ----------- -----------     -----------
Revenues:
 Rental and
  earned income..  $22,947,199    $774,444    $        0   $       0      $        0    $23,721,643 $ 9,635,208 (a)
                                                                                                         16,606 (b) $33,373,457
 Fees............            0           0    21,405,127   5,115,549           6,817     26,527,493 (21,001,116)(c)
                                                                                                     (2,875,906)(d)   2,650,471
 Interest and
  other income...    6,117,911      19,053           751     432,506      18,031,141     24,601,362   1,526,547 (e)  26,127,909
                   -----------    --------    ----------   ---------      ----------    ----------- -----------     -----------
 Total revenue...   29,065,110     793,497    21,405,878   5,548,055      18,037,958     74,850,498 (12,698,661)     62,151,837
Expenses:
 General and
  administrative..   1,539,004      83,894     6,701,115   4,107,311       2,597,171     15,028,495  (1,297,339)(f)
                                                                                                     (1,415,100)(g)
                                                                                                        (17,906)(h)  12,298,150
 Advisory fees...    1,248,393           0             0           0       1,026,231      2,274,624  (2,274,624)(i)           0
 Fees to
  Restaurant
  Financial
  Services
  Group..........            0           0       256,456   1,569,202               0      1,825,658  (1,825,658)(n)           0
 Interest........            0           0       105,668       3,534      14,230,999     14,340,201     (68,670)(m)  14,271,531
 State taxes.....      397,569       4,450        15,226      18,564         201,616        637,425      16,632 (j)     654,057
 Depreciation--
  other..........            0           0        75,607      55,056               0        130,663         --          130,663
 Depreciation--
  property.......    2,684,924     155,376             0           0               0      2,840,300   1,504,308 (k)   4,344,608
 Amortization....        8,096       1,875        55,932         138         945,299      1,011,340   1,584,145 (l)   2,595,485
                   -----------    --------    ----------   ---------      ----------    ----------- -----------     -----------
 Total operating
  expenses.......    5,877,986     245,595     7,210,004   5,753,805      19,001,316     38,088,706  (3,794,212)     34,294,494
                   -----------    --------    ----------   ---------      ----------    ----------- -----------     -----------
Operating
 earnings
 (losses)........   23,187,124     547,902    14,195,874    (205,750)       (963,358)    36,761,792  (8,904,449)     27,857,343
 Equity in
  earnings of
  joint
  ventures/minority
  interest.......      (23,271)     62,394             0      12,452               0         51,575         --           51,575
 Gain on sale of
  properties.....            0     235,804             0           0               0        235,804         --          235,804
 Gain on
  securitization..           0           0             0           0       3,018,268      3,018,268         --        3,018,268
                   -----------    --------    ----------   ---------      ----------    ----------- -----------     -----------
Net earnings
 (losses) before
 income taxes....   23,163,853     846,100    14,195,874    (193,298)      2,054,910     40,067,439  (8,904,449)     31,162,990
 Provision
  (credit) for
  federal income
  taxes..........            0           0     5,607,415     (81,229)        789,895      6,316,081  (6,316,081)(o)           0
                   -----------    --------    ----------   ---------      ----------    ----------- -----------     -----------
Net income.......  $23,163,853    $846,100    $8,588,459   $(112,069)     $1,265,015    $33,751,358 $(2,588,368)    $31,162,990
                   ===========    ========    ==========   =========      ==========    =========== ===========     ===========
Earnings per
 share...........  $      0.49                                                                                      $      0.44
                   ===========                                                                                      ===========
Shares
 outstanding:
 Weighted
  average........   47,633,909                                                                                       70,848,762(p)
                   ===========                                                                                      ===========
 End of period...   62,118,679                                                                                       75,560,338
                   ===========                                                                                      ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                      For the year ended December 31, 1997

                                                     Historical                                            Pro Forma
                   -------------------------------------------------------------------------------- ---------------------------
                                     CNL
                                Income Funds,            CNL Financial        CNL        Combined
                       APF          Ltd.       Advisor   Services, Inc. Financial Corp. Portfolios  Adjustments      Pro Forma
                   -----------  ------------- ---------- -------------- --------------- ----------- -----------     -----------
Revenues:
 Rental and
  earned income..  $15,490,615   $1,060,648   $        0   $        0     $         0   $16,551,263 $24,048,982 (a)
                                                                                                         13,312 (b) $40,613,557
 Fees............            0            0    8,310,836    5,965,110          73,704    14,349,650  (9,064,237)(c)
                                                                                                     (2,662,141)(d)   2,623,272
 Interest and
  other income...    3,967,318       22,210      165,569            0      10,932,843    15,087,940     249,395 (e)  15,337,335
                   -----------   ----------   ----------   ----------     -----------   ----------- -----------     -----------
 Total Revenue...   19,457,933    1,082,858    8,476,405    5,965,110      11,006,547    45,988,853  12,585,311      58,574,164
Expenses:
 General and
  administrative..   1,010,725      103,481    4,266,169    1,889,904         828,848     8,099,127    (729,472)(f)
                                                                                                     (1,619,238)(g)
                                                                                                        (22,062)(h)   5,728,355
 Advisory fees...      804,879            0            0            0       1,802,532     2,607,411  (2,607,411)(i)           0
 Fees to
  Restaurant
  Financial
  Services
  Group..........            0            0      151,041      594,041               0       745,082    (745,082)(n)           0
 Interest........            0            0      162,153      183,315       8,320,000     8,665,468     (81,594)(m)   8,583,874
 State taxes.....      251,358        5,138       12,084        1,294           1,600       271,474       6,685 (j)     278,159
 Depreciation--
  other..........            0            0       48,490       14,637               0        63,127         --           63,127
 Depreciation--
  property.......    1,784,269      206,307            0            0               0     1,990,576   3,154,157 (k)   5,144,733
 Amortization....       10,793        2,500       18,093       61,324         916,577     1,009,287   2,112,193 (l)   3,121,480
                   -----------   ----------   ----------   ----------     -----------   ----------- -----------     -----------
 Total operating
  expenses.......    3,862,024      317,426    4,658,030    2,744,515      11,869,557    23,451,552    (531,824)     22,919,728
                   -----------   ----------   ----------   ----------     -----------   ----------- -----------     -----------
Operating
 earnings
 (losses)........   15,595,909      765,432    3,818,375    3,220,595        (863,010)   22,537,301  13,117,135      35,654,436
 Equity in
  earnings of
  joint
  ventures/minority
  interest.......      (31,453)     250,142            0     (126,627)              0        92,062         --           92,062
 Gain on sale of
  properties.....            0      233,183            0            0               0       233,183         --          233,183
                   -----------   ----------   ----------   ----------     -----------   ----------- -----------     -----------
Net earnings
 before income
 taxes...........   15,564,456    1,248,757    3,818,375    3,093,968        (863,010)   22,862,546  13,117,135      35,979,681
 Provision
  (credit) for
  federal income
  taxes..........            0            0    1,508,258    1,272,133        (317,785)    2,462,606  (2,462,606)(o)           0
                   -----------   ----------   ----------   ----------     -----------   ----------- -----------     -----------
Net earnings
 (losses)........  $15,564,456   $1,248,757   $2,310,117   $1,821,835     $  (545,225)  $20,399,940 $15,579,741     $35,979,681
                   ===========   ==========   ==========   ==========     ===========   =========== ===========     ===========
Earnings per
 share...........  $      0.66                                                                                      $      0.51
                   ===========                                                                                      ===========
Shares
 outstanding:
 Weighted
  average........   23,423,868                                                                                       71,517,136(p)
                   ===========                                                                                      ===========
 End of period...   36,192,971                                                                                       71,517,136
                   ===========                                                                                      ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                         PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

   The Pro Forma Balance Sheet as of September 30, 1998 reflects the transactions of the acquisition of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group (the "Acquisition Proposal") as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the nine months ended September 30, 1998, and for the year ended December 31, 1997, have been prepared to reflect a) the issuance of additional shares and the property acquisitions completed from January 1, 1997 through November 30, 1998 ("Offering and Property Transactions") and b) the transactions of the Acquisition Proposal as set forth in this Proxy Statement. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company and the historical combined financial information of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and the CNL Restaurant Financial Services Group. The Pro Forma Balance Sheet was prepared as if the Offering and Property Transactions and the Acquisition Proposal occurred on September 30, 1998. The Pro Forma Statements of Earnings were prepared as if the Property Acquisitions and the Acquisition Proposal occurred as of January 1, 1997. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the Offering and Acquisition Transaction and the Acquisition Proposal had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the Acquisition Proposal have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2. Method of Accounting

   The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group will be accounted for under the purchase accounting method. The Company will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the Company will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an operating expense on the Company's consolidated statements of earnings, but the Company will not deduct this expense for purposes of calculating funds from operations due to the non-recurring and non-cash nature of the expense.

   All significant intercompany balances and transactions between the Company, CNL Income Fund, Advisor and CNL Restaurant Financial Services Group have been eliminated in the pro forma financial statements.

3. Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of September 30, 1998, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at an annual meeting of stockholders, the stockholders of the Company approved an amendment to increase the number of authorized shares to an amount necessary to enable the Company to issue the shares for the Acquisition.

     (1) Represents the payment of $161,000 in cash and the issuance of 13,441,659 common shares in consideration for the purchase of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 at a share price of $10 plus estimated transaction costs. The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group has been accounted for under the purchase accounting method and goodwill was recognized to the extent that the consideration paid

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

  exceeded the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on the Company's statement of earnings. The Company will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by the Company.

     CNL Income Fund.............................................. $ 11,577,592
     Advisor......................................................   76,000,000
     CNL Restaurant Financial Services Group......................   47,000,000
                                                                   ------------
       Total Purchase Price (cash and shares).....................  134,577,592
     Less cash paid to CNL Income Fund............................     (161,000)
                                                                   ------------
       Share consideration........................................  134,416,592
     Transaction costs of the Company.............................    8,933,000
                                                                   ------------
       Total costs incurred....................................... $143,349,592
                                                                   ============

   In addition, the Company i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the CNL Income Fund carrying value of land and building on operating leases by $3,638,185, investment in joint venture by $331,106, made downward adjustments to the carrying value of accrued rental income of $29,628, made downward adjustments to other assets of $3,687,070 to adjust historical values to fair value, iii) recorded goodwill of $42,243,858 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $77,664,076 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $8,438,664 of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group.

     (2) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

     (3) Represents the elimination by the CNL Income Fund of $131,112 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by the Company of $1,208,000 in related party payables recorded as receivables by the Advisor.

     (4) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

4. Adjustments to Pro Forma Income Statements

  (I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the nine months ended September 30, 1998, as if the Acquisition was consummated as of January 1, 1997.

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

  (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and
      2) properties that were developed by the Company from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

       Rental and earned income on Property Transactions by the
        Company................................................... $9,635,208

  (b) Represents $16,606 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.

  (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees.......................................... $ (1,569,202)
       Secured equipment lease fee...............................      (44,426)
       Advisory fees.............................................   (1,722,383)
       Reimbursement of administrative costs.....................     (283,222)
       Acquisition fees..........................................  (15,392,193)
       Underwriting fees.........................................     (254,945)
       Administrative fees.......................................     (148,491)
       Executive fee.............................................     (310,000)
       Guarantee fees............................................      (93,750)
       Servicing fee.............................................   (1,014,117)
       Development fees..........................................     (166,876)
       Consulting fee............................................       (1,511)
                                                                  ------------
         Total................................................... $(21,001,116)
                                                                  ============

  (d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

  (e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

  (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

       Reimbursement of administrative costs...................... $  (283,222)
       Servicing fee..............................................  (1,014,117)
                                                                   -----------
                                                                   $(1,297,339)
                                                                   ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


  (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and 2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

       General and administrative costs........................... $(1,415,100)

  (h) Represents savings of $17,906 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

  (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services
      Group:

       Advisory fees............................................... $(1,722,383)
       Administrative fees.........................................    (148,491)
       Executive fee...............................................    (310,000)
       Guarantee fees..............................................     (93,750)
                                                                    -----------
                                                                    $(2,274,624)
                                                                    ===========

  (j) Represents additional income taxes of $16,632 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.

  (k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

       Depreciation expense.......................................... $1,504,308

  (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (2)

       Amortization of goodwill...................................  $1,584,145

  (m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in II (d ) below.

       Interest expense............................................... $(68,670)

  (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees............................................ $(1,569,202)
       Underwriting fees...........................................    (254,945)
       Consulting fee..............................................      (1,511)
                                                                    -----------
                                                                    $(1,825,658)
                                                                    ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

  (o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

  (p) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the proforma financial statements, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

(II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1997, as if the Acquisition was consummated as of January 1, 1997.

  (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and
      2) properties that were developed by the Company from January 1, 1997 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

       Rental and earned income on Property Transactions by the
        Company.................................................. $24,048,982

  (b) Represents $13,312 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.

  (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees........................................... $  (594,041)
       Secured equipment lease fee................................    (375,219)
       Advisory fees..............................................  (1,775,680)
       Reimbursement of administrative costs......................    (130,484)
       Acquisition fees...........................................  (3,887,483)
       Underwriting fees..........................................    (151,041)
       Administrative fees........................................    (269,231)
       Executive fee..............................................    (250,000)
       Guarantee fees.............................................    (312,500)
       Arrangement fees...........................................    (350,000)
       Servicing fee..............................................    (598,988)
       Development fees...........................................    (369,570)
                                                                   -----------
         Total.................................................... $(9,064,237)
                                                                   ===========

  (d) Represents the deferral of $2,662,141 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

  (e) Represents the elimination of interest income of $1,931,331 earned during the year ended December 31, 1997 assuming all monies raised during 1997 and all cash held on January 1, 1997 was used to effect the Acquisition on January 1, 1997, represents interest income of $2,047,619 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the recognition of $133,107 of origination fees collected during the year ended December 31, 1997 which were deferred in (d) and are being amortized and recorded as interest income.

  (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

       Reimbursement of administrative costs........................ $(130,484)
       Servicing fee................................................  (598,988)
                                                                     ---------
                                                                     $(729,472)
                                                                     =========

  (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and 2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

       General and administrative costs........................... $(1,619,238)

  (h) Represents savings of $22,062 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

  (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services
      Group:

       Advisory fees............................................... $(1,775,680)
       Administrative fees.........................................    (269,231)
       Executive fee...............................................    (250,000)
       Guarantee fees..............................................    (312,500)
                                                                    -----------
                                                                    $(2,607,411)
                                                                    ===========

  (j) Represents additional income taxes of $6,685 resulting from assuming that acquisitions from January 1, 1997 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.

  (k) Represents increase in depreciation of the building portion of the properties acquired from January 1, 1997 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

       Depreciation expense.......................................... $3,154,157

  (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (2)

       Amortization of goodwill..................................... $2,112,193

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


  (m) Represents elimination of yearly amortization of arrangement fees of $350,000 capitalized as deferred costs and amortized as interest expense and the capitalization of interest expense during the period that properties were under development.

       Amortization of arrangement fees.............................. $(24,144)
       Capitalization of interest during development period..........  (57,450)
                                                                      --------
                                                                      $(81,594)
                                                                      ========

  (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees.............................................. $(594,041)
       Underwriting fees.............................................  (151,041)
                                                                      ---------
                                                                       (745,082)
                                                                      =========

  (o) Represents the elimination of $2,462,606 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

  (p) Common shares issued during the period were assumed to have been issued and outstanding as of January 1, 1997. For purposes of the proforma financial statement, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

                                                                     Appendix A

             [LETTERHEAD OF LEGG MASON WOOD WALKER, INCORPORATED]

                                March 10, 1999

James M. Seneff, Jr.
Robert A. Bourne
CNL Realty Corporation
as General Partners of
CNL Income Fund, Ltd.
400 East South Street
Orlando, FL 32801-2878

                 Re: CNL Income Fund, Ltd. (the "Partnership")

Gentlemen:

   You have requested our opinion as investment bankers (a) as to the fairness, from a financial point of view, to the Partnership and its limited partners of the shares of common stock (the "Common Stock") of CNL American Properties Fund, Inc. (the "Acquiror") offered to them in the Merger (as defined below), (b) as to the fairness, from a financial point of view, of the aggregate Common Stock offered to the CNL Income Funds (as defined below) in the Merger Transactions (as defined below) and (c) as to the fairness, from a financial point of view, of the method of allocating the aggregate shares of Common Stock among the CNL Income Funds in the Merger Transactions. Under the terms of an agreement and plan of merger (the "Merger Agreement"), dated March 11, 1999, between the Partnership and the Acquiror, the Partnership will merge with and into a wholly owned subsidiary of the Acquiror and the partners of the Partnership will be offered shares of Common Stock as determined pursuant to the Merger Agreement (the "Share Consideration"); such transaction is hereafter referred to as the "Merger."

   The Partnership is one of eighteen Florida limited partnerships (the "CNL Income Funds") served by Messrs. Seneff, Bourne and CNL Realty Corporation as general partners (the "General Partners"). Each CNL Income Fund has executed a merger agreement with the Acquiror on terms similar to the Merger Agreement. The transactions to occur under such merger agreements are referred to as the "Merger Transactions."

   In connection with our opinion, we have, among other things:

     (i) reviewed the Merger Agreement and the merger agreements for each of the Merger Transactions;

     (ii) reviewed the Registration Statement on Form S-4 with respect to the Merger Transactions as filed on March 12, 1999;

     (iii) reviewed the financial statements and the related filings of the Partnership and the other CNL Income Funds on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (iv) reviewed the financial statements and the related filings of the Acquiror on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (v) reviewed certain internal information concerning the business and operations of the Partnership and the other CNL Income Funds furnished to us by the General Partners, including a draft of the Partnership's and the other CNL Income Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vi) reviewed certain internal information concerning the business and operations of the Acquiror furnished to us by management of the Acquiror, including a draft of the Acquiror's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vii) reviewed certain financial data and operating statistics relating to the Partnership, the other CNL Income Funds and the Acquiror provided by the General Partners and the Acquiror and compared them with similar information of selected public companies that we deemed relevant to our inquiry;

     (viii) reviewed the appraisal (the "Appraisal") of the properties of the Partnership and the other CNL Income Funds prepared by Valuation Associates and dated January 6, 1999;

     (ix) held meetings and discussions with certain directors, officers and employees of the General Partners and the Acquiror concerning the operations, financial condition and future prospects of the Partnership, the other CNL Income Funds and the Acquiror; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Partnership, the other CNL Income Funds and the Acquiror. We have further relied upon the assurances of the General Partners that they are unaware of any factors that would materially alter the conclusions made in Legg Mason's fairness opinion, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments of the General Partners and the Acquiror as to the future performance of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason also assumed, with the consent of the General Partners, that any material liabilities (contingent or otherwise, known or unknown) of the Partnership, the other CNL Income Funds and the Acquiror are as set forth in the financial statements of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason also assumed with the consent of the General Partners that the table prepared by or for the General Partners of the allocation of Share Consideration among the General Partners and the limited partners of the Partnership has been prepared in accordance with and complies with the terms and conditions of the partnership agreement of the Partnership. Legg Mason also assumed that the Appraisal was reasonably prepared by and reflected the good faith judgments of Valuation Associates and Legg Mason does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership, the other CNL Income Funds or the Acquiror. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof.

   We have acted as financial advisor to the General Partners and will receive a fee for our services. It is understood that this letter is for the information of the General Partners in their evaluation of the Merger Transactions and our opinion does not constitute a recommendation to the General Partners or any limited partner of the Partnership or any of the other CNL Income Funds as to how such partner should vote on the Merger or the Merger Transactions, as the case may be, or as to whether such partner should elect to receive the Share Consideration or cash and promissory notes of the Acquiror. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. Additionally, our opinion does not compare the relative merits of the Merger and the Merger Transactions with those of any other transaction or business strategy which were or might have been considered by the General Partners as alternatives to the Merger and the Merger Transactions.

   It should be noted that in rendering this opinion with respect to the fairness, from a financial point of view, of (i) the Share Consideration to be offered with respect to the Partnership, (ii) the aggregate Common

Stock offered with respect to the CNL Income Funds and (iii) the method of allocating the shares of Common Stock of the Acquiror among the CNL Income Funds, Legg Mason has neither addressed, nor are we rendering any opinion with respect to, any other aspect of the Merger Transactions, including (a) the value or fairness of the cash and promissory notes option, (b) the prices at which the shares of Common Stock may trade following the Merger Transactions or the trading value of the shares to be offered compared with the current fair market value of the portfolios or other assets of the Partnership and the other CNL Income Funds if liquidated in real estate markets, (c) the tax effect of any aspect of the Merger Transactions, (d) the fairness of the amounts or allocation of the costs of the Merger Transactions or the amounts of such costs allocated to the limited partners or, (e) any other matters with respect to any specific individual partner or class of partners of the Partnership or the other CNL Income Funds.

     Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consideration offered to the Partnership and its limited partners in the Merger, the aggregate shares of Common Stock offered by the Acquiror with respect to the CNL Income Funds in the Merger Transactions and the method of allocating the shares of Common Stock among the CNL Income Funds in the Merger Transactions are fair from a financial point of view.

                                          Very truly yours,

                                          /s/ Legg Mason Wood Walker,
                                           Incorporated
                                          -------------------------------------
                                          Legg Mason Wood Walker, Incorporated

                                                                      Appendix B
                          AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger is entered into as of this 11th day of March, 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                   RECITALS:

   WHEREAS, the Parties hereto desire to consummate a merger (the "Merger") whereby the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") and the Florida Revised Uniform Limited Partnership Act (the "Florida RULPA");

   WHEREAS, the Fund is one of 18 CNL Income Funds (collectively with the Fund, the "CNL Income Funds") that APF is proposing to acquire (the "Proposed Acquisitions");

   WHEREAS, the Special Committee (the "Special Committee") of the independent members of the Board of Directors of APF has received a fairness opinion (the "Fairness Opinion") from Merrill Lynch & Co. as to the fairness to APF, from a financial point of view, of the consideration to be paid in connection with the Proposed Acquisitions;

   WHEREAS, the Special Committee has recommended the Merger to the Board of Directors of APF and the Board has approved the proposal to consummate the Merger (the "Merger Proposal") and the related transactions;

   WHEREAS, Legg Mason Wood Walker Incorporated has delivered a fairness opinion (the "Fund Fairness Opinion") to the General Partners as to the fairness to the Fund and its limited partners from a financial point of view, of the APF Common Share consideration offered to the Fund and its limited partners; and

   WHEREAS, the Board of Directors of the OP General Partner has unanimously approved the Merger Proposal;

   NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

                                   ARTICLE I

                                  Definitions

   1.1 Terms Defined in this Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth below:

   "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

   "Affiliated Group" means any affiliated group within the meaning of Code
(S)1504, or any similar group defined under a similar provision of state, local or foreign law.

   "Agreement" means this Agreement, as amended from time to time.

   "APF" has the meaning set forth in the preface above.

   "APF Common Shares" shall mean the shares of common stock, par value $0.01, of APF.

   "APF Indemnity Claim" has the meaning set forth in Section 12.1 below.

   "APF SEC Documents" has the meaning set forth in Section 6.7 below.

   "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms the basis for any specified consequence.

   "Business Combination" has the meaning set forth in Section 4.1(b) below.

   "Cash/Note Option" has the meaning set forth in Section 4.4 below.

   "Closing" has the meaning set forth in Section 2.3 below.

   "CNL Income Funds" has the meaning set forth in the second paragraph of the Recitals above.

   "Closing Date" has the meaning set forth in Section 2.3 below.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Confidential Information" means any information concerning the businesses and affairs of the Fund, the Operating Partnership or APF, if any, that is not already generally available to the public.

   "Delaware RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Disclosure Schedule" has the meaning set forth in the first paragraph of
Article VII below.

   "Dissenting Partners" has the meaning set forth in Section 4.4 below.

   "Effective Time" has the meaning set forth in Section 2.2 below.

   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) tax-qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) tax-qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

   "Fairness Opinion" has the meaning set forth in the third paragraph of the Recitals above.

   "Florida RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Fund" has the meaning set forth in the preface above.

   "Fund Articles of Merger" has the meaning set forth in Section 2.2 below.

   "Fund Fairness Opinion" has the meaning set forth in the fifth paragraph of the recitals above.

   "Fund Indemnity Claim" has the meaning set forth in Section 12.2 below.

   "Fund Interests" means the general and limited partnership interests in the Fund.

   "Fund SEC Documents" has the meaning set forth in Section 7.7 below.

   "GAAP" means United States generally accepted accounting principles as in effect from time to time.

   "General Partners" has the meaning set forth in the preface above.

   "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation but excluding commercially available shrink wrap software), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

   "IRS" means the Internal Revenue Service.

   "Knowledge" means in the case of the Fund, CNL Realty Corporation, Inc., APF and the OP General Partner, the actual knowledge of a director or an executive officer after reasonable investigation and, in the case of the individual General Partners, the collective actual Knowledge of all of the General Partners after reasonable investigation. For the purposes of this Agreement, the Knowledge of one General Partner shall be attributed to the other General Partners.

   "Known" and "Knowingly" mean that the Fund, any General Partner or APF, as applicable, had Knowledge of the particular matter or took the action described with prior Knowledge.

   "Liability" means any liability (whether Known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

   "Material Adverse Effect" means, as to any Party, a material adverse effect on the business, properties, operations or condition (financial or otherwise) which is not related to an industry-wide change in the economy or market or other conditions affecting all businesses in the industry of the Party to which the term is applied.

   "Merger" has the meaning set forth in the first paragraph of the Recitals above.

   "Merger Proposal" has the meaning set forth in fourth paragraph of the Recitals above.

   "Most Recent 10-Q" has the meaning set forth in Section 7.5 below.

   "Most Recent Balance Sheet" means the most recent balance sheet filed in a Fund SEC Document.

   "Notes" has the meaning set forth in Section 4.4 below.

   "NYSE" means the New York Stock Exchange.

   "OP Certificate of Merger" has the meaning set forth in Section 2.2 below.

   "OP General Partner" has the meaning set forth in the Preface above.

   "OP Limited Partner" means CNL APF LP Corp., a Delaware corporation and wholly owned subsidiary of APF.

   "Operating Partnership" has the meaning set forth in the preface above.

   "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

   "Party" or "Parties" has the meaning set forth in the preface above.

   "Partner" means any holder of Fund Interests.

   "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or other entity.

   "Proposed Acquisitions" has the meaning set forth in the second paragraph of the Recitals above.

   "Registration Statement" means the registration statement on Form S-4 to be filed by APF to register the APF Common Shares to be issued as Share Consideration in the Merger.

   "Representative" has the meaning set forth in Section 12.3 below.

   "SEC" means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (e) any minor imperfection of title or similar lien which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on such Party.

   "Share Consideration" has the meaning set forth in Section 4.1(a) below.

   "Special Committee" has the meaning set forth in the third paragraph to the Recitals above.

   "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or has the power to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or otherwise control the management.

   "Surviving Partnership" has the meaning set forth in Section 2.1 below.

   "Takeover Statute" has the meaning set forth in Section 8.9 below.

   "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code

(S)59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

   "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

   "Third-Party Claim" has the meaning set forth in Section 12.4 below.

                                   ARTICLE II

                        Merger; Effective Time; Closing

   2.1 Merger. Subject to the terms and conditions of this Agreement, the Delaware RULPA and the Florida RULPA, at the Effective Time, the Operating Partnership and the Fund shall consummate the Merger in which (i) the Fund shall be merged with and into the Operating Partnership and the separate limited partnership existence of the Fund shall thereupon cease, (ii) the Operating Partnership shall be the successor or surviving limited partnership in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate limited partnership existence of the Operating Partnership with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The limited partnership surviving the Merger is sometimes hereinafter referred to as the "Surviving Partnership." The Merger shall have the effects set forth in the Delaware RULPA and the Florida RULPA. As a result of the Merger, the outstanding Fund Interests shall be converted or cancelled in the manner provided in Article IV.

   2.2 Effective Time. On the Closing Date, subject to the terms and conditions of this Agreement, the Operating Partnership and the Fund shall (i) execute or cause to be executed (A) a Certificate of Merger in the form required by the Delaware RULPA (the "OP Certificate of Merger") and (B) Articles of Merger in the form required by the Florida RULPA (the "Fund Articles of Merger"), and
(ii) cause the OP Certificate of Merger to be filed with the Delaware Secretary of State as provided in the Delaware RULPA and the Fund Articles of Merger to be filed with the Florida Department of State as provided in the Florida RULPA, in each case, on the Closing Date or as soon as practicable thereafter. The Merger shall become effective at (i) such time as the OP Certificate of Merger has been duly filed with the Delaware of Secretary of State and the Fund Articles of Merger has been duly filed with the Florida Department of State or
(ii) such other time as is agreed upon by APF, the OP General Partner and the General Partners and specified in the OP Certificate of Merger and the Fund Articles of Merger. Such time is hereinafter referred to as the "Effective Time."

   2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Shaw Pittman Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, commencing at 9:00 a.m. local time on such date as within five (5) business days following the fulfillment or waiver of the conditions set forth in Article X (other than conditions which by their nature are intended to be fulfilled at the Closing) or such other place or time or on such other date as APF, the OP General Partner and the General Partners may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article X (the "Closing Date"). In no event shall the Closing Date be a date subsequent to December 31, 1999. At the Closing, there shall be delivered to APF, the Operating Partnership, the OP General Partner, the General Partners and the Fund the certificates and other documents and instruments required to be delivered under
Article X.

   2.4 Further Assurances. Each Party hereto will execute such further documents and instruments and take such further actions as may be reasonably requested by one or more of the other Parties to consummate the Merger, to vest the Surviving Partnership with full title to all assets, properties, rights, approvals, immunities and franchises of either the Fund or the Operating Partnership or to effect the other purposes of this Agreement.

                                  ARTICLE III

 Certificate of Limited Partnership; Limited Partnership Agreement;and General
                        Partner of Surviving Partnership

   3.1 Certificate of Limited Partnership. At the Effective Time, the certificate of limited partnership of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein.

   3.2 Limited Partnership Agreement. At the Effective Time, the limited partnership agreement of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the limited partnership agreement of the Surviving Partnership.

   3.3 General Partner. The general partner of the Operating Partnership immediately prior to the Effective Time shall be the general partner of the Surviving Partnership from and after the Effective Time until it is replaced or it resigns in accordance with the limited partnership agreement of the Surviving Partnership.

                                   ARTICLE IV

              Share Consideration; Payment of Share Consideration

   4.1 Share Consideration; Conversion or Cancellation of Fund Interests in Merger.

   (a) At the Effective Time, by virtue of the Merger and without any action by the Parties, all of the outstanding Fund Interests (i) shall be converted into the right to receive up to 1,157,759 fully paid and nonassessable APF Common Shares (578,880 APF Common Shares if the Reverse Split [defined below] occurs before the Closing) (the "Share Consideration") pursuant to the terms of
Section 4.2 below, (ii) shall cease to be outstanding, and (iii) shall be canceled and retired and shall cease to exist, and each Partner, as the holder of such Fund Interests shall cease to have any rights with respect thereto, except the right to receive either (A) APF Common Shares therefor in accordance with this Section 4.1 and Section 4.3 or (B) the cash and Notes in accordance with Section 4.4 below. Subject to the approval of the APF's shareholders of an amendment to its article of incorporation, APF anticipates that prior to the Closing it will effect a one for two reverse stock split (the "Reverse Split") pursuant to which each two shares of APF Common Shares outstanding will be exchanged for one share of APF Common Shares.

   (b) Except for the Reverse Stock Split described in Section 4.1(a), prior to the Effective Time, APF shall not split or combine the APF Common Shares, or pay a stock dividend or other stock distribution in APF Common Shares, or in rights or securities exchangeable for, convertible into or exercisable for APF Common Shares, or otherwise change APF Common Shares into, or exchange APF Common Shares for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of APF as a result of which APF stockholders receive cash, stock, or other property in exchange for, or in connection with, their APF Common Shares (a "Business Combination") or otherwise), or make any other dividend or distribution on or of APF Common Shares (other than regular quarterly cash dividends paid on APF Common Shares or any distribution pursuant to APF's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination, or change.

   (c) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the APF Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

   4.2 Payment of Share Consideration. At the Closing, subject to Section 4.4 below, the Partners shall receive the Share Consideration (less expenses paid by APF on behalf of the Fund), distributed in accordance with the provisions of the Fund's limited partnership agreement as of the Closing Date. For the purposes of this Agreement, the Share Consideration will be reduced (i) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund and (ii) as provided in Section 4.4 below.

   4.3 Fractional APF Common Shares. No certificates representing fractional APF Common Shares shall be issued upon conversion of any Fund Interests. Each Partner of the Fund who would otherwise be entitled to fractional APF Common Shares will receive one APF Common Share for a fractional interest representing 50% or more of one APF Common Share. No APF Common Shares will be issued for a fractional interest representing less than 50% of one APF Common Share.

   4.4 Cash/Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the cash/note option (the "Cash/Note Option"), such Dissenting Partners shall be entitled to receive, in lieu of the Share Consideration, consideration based on such Dissenting Partners' percentage interest (as determined by the Fund's partnership agreement) in the Fund's asset liquidation value of $10,544,837, based on Valuation Associates' appraisal. Such consideration shall be payable 10% in cash and 90% in Callable Notes due in 2006 (the "Notes"). The Notes will bear interest at a fixed rate equal to 120% of the applicable federal rate as of the date the consent solicitation on Form S-4 is mailed to the limited partners. The Share Consideration shall be reduced on a one-for-one basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Cash/Note Option.

                                   ARTICLE V

             Representations and Warranties of The General Partners

   Each General Partner severally represents and warrants to APF and the Operating Partnership that the statements contained in this Article V are correct and complete as of the date hereof and on the Closing Date:

   5.1 Authorization of Transaction. The General Partner has full power and authority (including, as applicable, full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the General Partner, enforceable in accordance with its terms and conditions. The General Partner does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   5.2 Noncontravention. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the General Partner is subject or, as applicable, any provision of the General Partner's articles of incorporation, bylaws or other organizational documents.

                                   ARTICLE VI

                 Representations and Warranties of APF, The OP
                 General Partner and The Operating Partnership

   APF, the OP General Partner and the Operating Partnership jointly and severally represent and warrant to the General Partners and the Fund that the statements contained in this Article VI are correct and complete as of the date hereof and the Closing Date:

   6.1 Organization. APF is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. APF is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on APF. APF has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The OP General Partner is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. The Operating Partnership is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Operating Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Operating Partnership. The Operating Partnership has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. APF and the OP General Partner have delivered to the General Partners and the Fund correct and complete copies of the certificate of incorporation of APF and the OP General Partner and the certificate of limited partnership and the limited partnership agreement of the Operating Partnership (each as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of APF and the OP General Partner and any organizational records of the Operating Partnership have been made available to the General Partners and the Fund and are correct and complete. APF is not in default under or in violation of any provision of its certificate of incorporation, and the Operating Partnership is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   6.2 Capital Stock. The authorized capital stock of APF consists of 125,000,000 shares of common stock, $.01 par value (the "APF Common Shares"), of which 74,696,927 shares are outstanding as of January 31, 1999. Since January 31, 1999, APF has not issued any shares of capital stock. All outstanding APF Common Shares are, and all APF Common Shares issuable under any stock option plans of APF, will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 59,842,241 APF Common Shares which may be issued in connection with APF's acquisition of the other 17 CNL Income Funds in the Proposed Acquisitions and the 12,300,000 APF Shares which may be issued in connection with APF's acquisition of CNL Fund Advisors, Inc., CNL Financial Services, Inc. and CNL Financial Corp., there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which APF is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem, or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock. All of the outstanding general partner interests of the Operating Partnership are owned by the OP General Partner, and all of the outstanding limited partner interests of the Operating Partnership are owned by the OP Limited Partnership, and there are outstanding on the date hereof no options, warrants, rights, commitments or any other agreements of any character to which the Operating Partnership or any partner thereof is a party or which it may be bound requiring it to issue, transfer, sell, purchase, register, redeem or acquire any interest in the Operating Partnership.

   6.3 Authorization for Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of APF will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will be registered under the Securities Act and will be registered or exempt from registration under all applicable state securities laws. The Share Consideration will, when issued, be approved for listing on the NYSE, subject to official notice of issuance.

   6.4 Authorization of Transaction. APF, the OP General Partner and the Operating Partnership have full power and authority (including full corporate and limited partnership, as applicable, power and authority) to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance by APF, the OP General Partner and the Operating Partnership of this Agreement have been duly and validly authorized by the boards of directors of APF and the OP General Partner. This Agreement constitutes the valid and legally binding obligation of APF, the OP General Partner and the Operating Partnership, enforceable in accordance with its terms and conditions. None of APF, the OP General Partner or the Operating Partnership needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   6.5 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which, APF, the OP General Partner or the Operating Partnership is subject or any provision of APF's or the OP General Partner's articles of incorporation or by-laws or the Operating Partnership's certificate of limited partnership or limited partnership agreement or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which APF, the OP General Partner or the Operating Partnership is a party or by which it is bound or to which any of its assets is subject or (iii) result in the imposition of a Security Interest upon any of its assets.

   6.6 Title to Assets. APF has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of its most recent quarterly report on Form 10-Q.

   6.7 Reports and Financial Statements. APF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "APF SEC Documents"). All of the APF SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such APF SEC Documents. None of the APF SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed APF SEC Documents. There is no unresolved violation, criticism or exception by any governmental entity of which APF has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to APF could have a Material Adverse Effect on APF. The financial statements of APF included in the APF SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of APF as of the dates thereof and the results of operations and cash flows of APF for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   6.8 Events Subsequent to September 30, 1998. Since September 30, 1998, nothing has occurred which has had or would reasonably be expected to have a Material Adverse Effect on APF.

   6.9 Litigation. Except as publicly disclosed by APF in its APF SEC Documents or on Schedule 1, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of APF, threatened against APF or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on APF or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by APF in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by APF in any APF SEC Document, none of APF or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on APF or would prevent or delay the consummation of the transactions contemplated hereby.

   6.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by APF for inclusion or incorporation by reference in (i) the Registration Statement to be filed by APF with the SEC in connection with the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement sent by APF to its shareholders pertaining to the Merger will, at the date mailed to shareholders and at the times of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APF, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement or the proxy statement, APF shall promptly so advise the General Partners and such event shall be so described, and such amendment or supplement (which the General Partners shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   6.11 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by APF in its APF SEC Documents or disclosed in
Schedule 1, as of December 31, 1998, to APF's Knowledge, none of APF or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which are not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of APF and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in any reports filed by it with the APF SEC Documents, since December 31, 1998, the business of APF and its Subsidiaries has been carried on only in the ordinary and usual course, to APF's Knowledge, none of APF or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to APF or its Subsidiaries Known to APF having or which could reasonably be expected to have, a Material Adverse Effect on APF.

   6.12 Brokers' Fees. Except for the fees and expenses paid to Merrill Lynch & Co. with respect to the delivery of the Fairness Opinion to the Special Committee and in connection with the financial services provided by Salomon Smith Barney, none of APF, the OP General Partner or the Operating Partnership has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

   6.13 Qualification as a REIT. APF is a "real estate investment trust" for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not cause APF to cease to qualify as a "real estate investment trust" for federal income tax purposes.

   6.14 Compliance with Applicable Law. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, it and its Subsidiaries hold all permits, licenses, variances, exemptions, order and approvals of all governmental entities necessary for the lawful conduct of their respective businesses, except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its

APF SEC Documents, to APF's Knowledge, APF and its Subsidiaries are in compliance with the material terms of its permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF, the businesses of APF and its Subsidiaries are not, to APF's Knowledge, being conducted in violation of any law, ordinance or regulation of any governmental entity except that no representation or warranty is made in this Section 6.14 with respect to environmental laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, no investigation or review by any governmental entity with respect to APF or its Subsidiaries is pending or, to the Knowledge of APF, threatened, nor, to the Knowledge of APF, has any government entity indicated an intention to conduct the same, other than, in each case, those which APF reasonably believes will not have a Material Adverse Effect on APF.

   6.15 Intellectual Property.

   (a) APF owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of APF as presently conducted. Each item of Intellectual Property owned or used by APF immediately prior to the Closing hereunder will be owned or available for use by APF on identical terms and conditions immediately subsequent to the Closing hereunder. APF has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) APF has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of APF's directors or officers (or employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that APF must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of APF which are material to the operation of APF's business.

   (c) APF has no patent or registration which has been issued to APF with respect to any of its Intellectual Property.

   (d) Nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of APF's business as presently conducted.

   6.16 Insurance. With respect to each current insurance policy to which APF is a party, a named insured or is otherwise the beneficiary of coverage, to the knowledge of APF: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither APF nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof.

   6.17 Tenants. To the Knowledge of APF and except as set forth on Schedule 1, no current tenant of a property owned by APF, which as of the date of APF's most recent quarterly report on Form 10-Q represented more than 5% of APF's total revenues, presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   6.18 Disclosure. APF is in compliance in all material respects with its obligation under the Securities Exchange Act to publicly disclose material information in a timely fashion.

                                  ARTICLE VII

               Representations and Warranties Concerning the Fund

   The General Partners and the Fund jointly and severally represent and warrant to APF and the Operating Partnership that the statements contained in this Article VII are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by the General Partners and the Fund to APF and the Operating Partnership in accordance with the provisions of
Section 8.14 (the "Disclosure Schedule"). Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII.

   7.1 Organization, Qualification, and Corporate Power. The Fund is a limited partnership duly organized, validly existing, and in good standing under the laws of Florida. The Fund is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Except as set forth in Section 7.1(a) of the Disclosure Schedule, the Fund has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Section 7.1(b) of the Disclosure Schedule lists the directors and officers of the corporate General Partner. The General Partners have been made available to APF and the Operating Partnership correct and complete copies of the certificate of limited partnership and the limited partnership agreement of the Fund (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the corporate General Partner and any organizational records of the Fund have been made available to APF and the Operating Partnership and are correct and complete in all material respects. The Fund is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   7.2 Capitalization. All of the outstanding ownership interests in the Fund (the "Fund Interests") consist of (i) one percent in general partnership interests and (ii) 30,000 units of limited partnership interests. All of the outstanding Fund Interests have been duly authorized, are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Fund to issue, sell, or otherwise cause to become outstanding any additional ownership interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Fund.

   7.3 Authorization of Transaction. The Fund has full power and authority (including full limited partnership power and authority) to execute and deliver this Agreement and, upon the affirmative vote of a majority of the outstanding limited partnership Fund Interests, will have full power and authority (including limited partnership power and authority) to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Fund, enforceable in accordance with its terms and conditions, subject to bankruptcy, insolvency, moratorium and rights of creditors generally. The Fund is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   7.4 Noncontravention. Except as set forth in Section 7.4 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Fund is subject or any provision of the certificate of limited partnership or limited partnership agreement of the Fund or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Fund is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

   7.5 Title to Assets. The Fund has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC (the "Most Recent 10-Q") or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent 10-Q.

   7.6 Subsidiaries. The Fund does not have any Subsidiaries, operating or otherwise.

   7.7 Reports and Financial Statements. The Fund has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "Fund SEC Documents"). All of the Fund SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Fund SEC Documents. None of the Fund SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed Fund SEC Documents. There is no unresolved violation by any governmental entity of which the Fund has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to the Fund could have a Material Adverse Effect on the Fund. The financial statements of the Fund included in the Fund SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Fund as of the dates thereof and the results of operations and cash flows of the Fund for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   7.8 Events Subsequent to the Most Recent 10-Q. Since the date of the Most Recent 10-Q nothing has had a Material Adverse Effect on the Fund. Without limiting the generality of the foregoing, since that date, except as set forth in the appropriately lettered paragraph of Section 7.8 of the Disclosure
Schedule:

   (a) the Fund has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as reasonably determined by the General Partners) in the Ordinary Course of Business;

   (b) the Fund has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 except in the Ordinary Course of Business;

   (c) no party (including the Fund) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which the Fund is a party or by which it is bound except in the Ordinary Course of Business;

   (d) the Fund has not imposed any Security Interest upon any of its assets, tangible or intangible except in the Ordinary Course of Business;

   (e) the Fund has not made any capital expenditure (or series of related capital expenditures) involving more than $50,000 except in the Ordinary Course of Business;

   (f) the Fund has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

   (g) the Fund has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

   (h) the Fund has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

   (i) the Fund has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

   (j) the Fund has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

   (k) there has been no change made or authorized in the certificate of limited partnership or limited partnership agreement of the Fund;

   (l) the Fund has not issued, sold, or otherwise disposed of any ownership interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any ownership interests in the Fund;

   (m) the Fund has not declared, set aside, or paid any dividend or made any distribution with respect to its ownership interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its ownership interests other than distributions consistent with past practices;

   (n) the Fund has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

   (o) the Fund has not made any loan to, or entered into any other transaction with, any of the General Partners or the directors, officers, or employees of the corporate General Partner outside the Ordinary Course of Business;

   (p) the Fund has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

   (q) the Fund has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

   (r) to the Knowledge of the General Partners, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Fund; and

   (s) the Fund is not under any legal obligation, whether written or oral, to do any of the foregoing.

   7.9 Undisclosed Liabilities. The Fund does not have any Liability (and, to the Knowledge of the General Partners, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or which are not in the aggregate material.

   7.10 Legal Compliance. Except as disclosed in the Fund SEC Documents, the Fund has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder), the violation of which could cause a Material Adverse Effect to the Fund, of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

   7.11 Tax Matters.

   (a) The Fund has filed all material Tax Returns that it was required to file, including, without limitation, any material Tax Returns required to be filed with any state. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Fund (as shown on any filed Tax Return) have been paid. The Fund currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Fund does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Fund that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) The Fund has withheld and, if due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, Partner, or other third party.

   (c) The General Partners do not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Fund either (A) claimed or raised by any authority in writing or (B) as to which any of the General Partners has Knowledge. Section 7.11(c) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Fund for taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Fund since December 31, 1996.

   (d) The Fund has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) The Fund has not filed a consent under Code (S)341(f) concerning collapsible corporations. The Fund has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code (S)280G. The Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. The Fund is not a party to any Tax allocation or sharing agreement. The Fund (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Fund) or (B) has any Liability for the Taxes of any Person (other than the Fund) under Treas. Reg. (S)1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

   7.12 Real Property.

   Section 7.12(a) of the Disclosure Schedule lists and describes briefly all real property owned, leased or subleased by the Fund. Section 7.12(b) of the Disclosure Schedule lists all leases and subleases to which the Fund is a party, and the General Partners have made available to APF correct and complete copies of all such leases and subleases (as amended to date). With respect to each lease and sublease listed in Section 7.12(b) of the Disclosure Schedule:

   (a) the lease or, to the Knowledge of the General Partners, the sublease is legal, valid, binding, enforceable, and in full force and effect, except as may be affected by bankruptcy, insolvency, moratorium and the rights of creditors generally;

   (b) no consent is required with respect to the lease or sublease as a result of this Agreement, and the actions contemplated by this Agreement will not result in the change of any terms of the lease or sublease or otherwise affect the ongoing validity of the lease or sublease;

   (c) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

   (d) no party to the lease or, to knowledge of the General Partners, sublease has repudiated any provision thereof;

   (e) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or, to the Knowledge of the General Partners, sublease;

   (f) the Fund has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

   (g) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required by the Fund in connection with the operation thereof and, to the Knowledge of the General Partners, have been operated and maintained in all material respects in accordance with applicable laws, rules, and regulations; and

   (h) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

   7.13 Intellectual Property.

   (a) The Fund owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of the Fund as presently conducted. Each item of Intellectual Property owned or used by the Fund immediately prior to the Closing hereunder will be owned or available for use by the Fund on identical terms and conditions immediately subsequent to the Closing hereunder. The Fund has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) The Fund has not Knowingly interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the General Partners nor any of the corporate General Partner's directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Fund must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the General Partners, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Fund which are material to the operation of the Fund's business.

   (c) The Fund has no patent or registration which has been issued to the Fund with respect to any of its Intellectual Property.

   (d) Section 7.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Fund uses pursuant to license, sublicense, agreement, or permission. The General

Partners have made available to APF and the Operating Partnership correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).

   (e) To the Knowledge of the General Partners, nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Fund's business as presently conducted.

   7.14 Tangible Assets. The Fund owns or leases all buildings, machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted. Each such tangible asset is free from all material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The Most Recent Balance Sheet sets forth all of the assets, in the opinion of the General Partners, necessary to conduct the Fund's business as it is currently being conducted.

   7.15 Contracts. Section 7.15 of the Disclosure Schedule lists all of the following types of contracts and other agreements to which the Fund is a party:

   (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

   (b) any agreement concerning a partnership or joint venture;

   (c) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

   (d) any agreement concerning confidentiality or noncompetition;

   (e) any agreement with any General Partner or any of their Affiliates (other than the Fund);

   (f) any agreement under which it has advanced or loaned any amount to any of the General Partners or the corporate General Partner's directors, officers, and employees outside the Ordinary Course of Business; or

   (g) any agreement under which the consequences of a default or termination could have a Material Adverse Effect.

   The General Partners have made available to APF and the Operating Partnership a correct and complete copy of each written agreement listed in
Section 7.15 of the Disclosure Schedule (as amended to date) which is not included as an exhibit to a Fund SEC Document and a written summary setting forth the terms and conditions of each oral agreement referred to in Section
7.15 of the Disclosure Schedule. With respect to each agreement set forth in
Section 7.15 of the Disclosure Schedule or filed as an exhibit to a Fund SEC
Document: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

   7.16 Notes and Accounts Receivable. All notes and accounts receivable of the Fund are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Fund.

   7.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Fund.

   7.18 Insurance. Section 7.18 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Fund has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets): (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; and (iii) the policy number and the period of coverage. With respect to each current insurance policy, to the Knowledge of the General Partners and the Fund: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Fund nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Fund has been covered during the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets) by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period. Section 7.18 of the Disclosure Schedule describes any self-insurance arrangements affecting the Fund.

   7.19 Litigation. Section 7.19 of the Disclosure Schedule sets forth each instance, not already disclosed in the Fund SEC Documents, in which the Fund
(i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to or, to its Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section
7.19 of the Disclosure Schedule or the Fund SEC Documents could result in any Material Adverse Effect on the Fund. None of the General Partners has any reason to believe that any additional such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Fund.

   7.20 Tenants. To the Knowledge of any of the General Partners, no current tenant of a property owned by the Fund presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   7.21 Employees. The Fund does not have and has never had any employees, officers or directors. The Fund is not and has never been a party to or had any liability with respect to any Employee Benefit Plan.

   7.22 Guaranties. The Fund is not a guarantor of and is not otherwise liable for any liability or obligation (including indebtedness) of any other Person.

   7.23 Registration Statement. The information furnished by the Fund for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.24 Environmental Matters. The Fund is currently in compliance with all material environmental laws, ordinances, regulations and orders applicable to its business or properties, and, to the Knowledge of the General Partners, the tenants' present uses of the Fund's properties, whether leased or owned, do not materially violate any such laws, ordinances, regulations or orders. The Fund is not subject to any Liability or claim in connection with any environmental law or any use, treatment, storage or disposal of any hazardous substance or material or pollutant or any spill, leakage, discharge or release of any hazardous substance or material or pollutant as a result of having owned or operated any business prior to the Effective Time, which if a violation existed would have a Material Adverse Effect on the Fund.

   7.25 Vote Required. The affirmative vote of at least a majority of the outstanding Fund Interests is the only vote of any security holder in the Fund (under applicable law or otherwise) required to approve the Merger, this Agreement and the other transactions contemplated hereby.

   7.26 Disclosure. The representations and warranties contained in this
Article VII do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VII not misleading.

                                  ARTICLE VIII
                             Pre-Closing Covenants

   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

   8.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article X below).

   8.2 Notices and Consents. The General Partners shall give any notices to third parties and obtain any third party consents referred to in Sections 5.1, 5.2, 7.3 and 7.4 above and the related sections of the Disclosure Schedule. APF, the OP General Partner and the Operating Partnership shall give any notices to third parties and obtain any third party consents referred to in Sections 6.4 and 6.5 above. Each of the Parties shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 5.1, 6.4 and
7.3 above.

   8.3 Maintenance of Business; Prohibited Acts. During the period from the date of this Agreement to the Effective Time, the General Partners will not, and will not cause the Fund to, take any action that adversely affects the ability of the Fund (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organizations, and (iii) to preserve its relationships with its tenants; and the General Partners will not allow the Fund to, without the OP General Partner's prior written consent, which consent shall not be unreasonably withheld:

   (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrance of (i) any additional ownership interests (including the Fund Interests), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its ownership interests or any other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or (ii) any other securities in respect of, in lieu of or in substitution for the Fund Interests outstanding on the date hereof;

   (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Fund Interests);

   (c) split, combine, subdivide or reclassify any of its ownership interests or otherwise make any payments to the Partners; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution in respect of its ownership interests at such times and in such manner and amount as may be consistent with the Fund's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from December 31, 1998 through the Effective Time, to the extent not otherwise paid or distributed to the Partners), or (ii) any distribution of property necessary for the representation and warranty set forth in Section
7.11 to be true and correct;

   (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

   (e) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation outside the Ordinary Course of Business;

   (f) other than as may be necessary to consummate the Merger, adopt any amendments to its certificate of limited partnership or limited partnership agreement;

   (g) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, outside the Ordinary Course of Business;

   (h) engage in the conduct of any business the nature of which is materially different from the business in which the Fund is currently engaged;

   (i) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Fund;

   (j) forgive any indebtedness owed to the Fund or convert or contribute by way of capital contribution any such indebtedness owed;

   (k) authorize or enter into any agreement providing for management services to be provided by the Fund to any third party or an increase in management fees paid by any third party under existing management agreements;

   (l) mortgage, pledge, encumber, sell, lease or transfer any material assets of the Fund except as contemplated by this Agreement;

   (m) authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

   (n) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.

   8.4 Full Access. The General Partners shall permit representatives of APF and the OP General Partner to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Fund to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Fund. APF, the OP General Partner and the Operating Partnership shall permit representatives of the General Partners and the Fund to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of APF and the Operating Partnership to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to APF, the OP General Partner and the Operating Partnership. The Parties agree that any information obtained in connection with the exercise of their rights pursuant to this Section 8.4 shall be Confidential Information for purposes of this Agreement.

   8.5 Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Articles V, VI or VII above, as applicable. No disclosure by any Party pursuant to this Section 8.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

   8.6 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of APF, the Operating Partnership, the General Partners and the Fund shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of APF after the Effective Time as a real estate investment trust as defined within Section 856 of the Code.

   8.7 Fund Partner Approval. The General Partners hereby agree to vote the Fund Interests owned by them in favor of this Agreement and the transactions contemplated hereby and agree, subject to the satisfaction of their fiduciary duties as general partners under Florida law, as reasonably determined by the General Partners, to recommend that the limited Partners of the Fund vote their Fund Interests in favor of this Agreement and the transactions contemplated hereby.

   8.8 Delivery of Certain Financial Statements.

   (a) In addition to disclosure in Fund SEC Documents required to be filed by the Fund, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, the Fund shall provide to APF and the OP General Partner with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by the Fund and each of the General Partners that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of the Fund as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   (b) In addition to disclosure in APF SEC Documents required to be filed by APF, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, APF shall provide to the Fund and the General Partners with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by APF that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of APF as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   8.9 State Takeover Statutes. APF, the APF Board of Directors, the Operating Partnership, the Fund and the General Partners shall (i) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation, including without limitation, the control share acquisition provisions of Section 3-701 et seq. of the Maryland GCL and the business combination provisions of Section 3-601 et seq of the Maryland GCL (each, a "Takeover Statute"), is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and
(ii) if any Takeover Statute becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

   8.10 Exclusivity. None of the General Partners shall solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Fund (including any acquisition structured as a merger, consolidation, or share exchange). The General Partners shall notify APF and the Operating Partnership immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

   8.11 Listing. APF shall effect, at or before the issuance of any APF Common Shares issued as Share Consideration pursuant to Article IV, authorization for listing or quotation of such APF Common Shares on the NYSE, subject to official notice of issuance.

   8.12 Maintenance of APF's Business. During the period from the date of this Agreement to the Effective Time, APF will not take any action that adversely affects the ability of APF (i) to pursue its business in the ordinary course,
(ii) to seek to preserve intact its current business organizations (iii) to preserve its relationships with its tenants and (iv) will not take any action to affect it status as a REIT for federal income tax purposes.

   8.13 Registration of Share Consideration. APF shall cause the Registration Statement to become effective prior to the Closing Date.

   8.14 Delivery and Approval of Disclosure Schedule and Schedule 1. Within fifteen (15) business days after the date of this Agreement the General Partners shall deliver to APF the Disclosure Schedule and APF shall deliver to the General Partners Schedule 1. Within fifteen (15) business days after APF receives the Disclosure Schedule it shall give the General Partners notice either that the disclosures in the Disclosure Schedule are, as to substance, satisfactory to APF, in its sole and absolute discretion, or that they are not satisfactory and that APF terminate this Merger Agreement pursuant to Section
11.2. Likewise, within fifteen (15) business days after the General Partners receive Schedule 1, the General Partners shall give APF notice either that the disclosures in Schedule 1 are, as to substance, satisfactory to them, in their sole and absolute discretion, or that they are not satisfactory and that such General Partners terminate the Agreement pursuant to Section 11.2. In the case of both APF and the General Partners, the failure of either to give the notice specified above within the applicable fifteen (15) business day period shall constitute approval of the Disclosure Schedule or Schedule 1, as applicable.

   8.15 Certain Acquisitions. APF or its Subsidiaries shall acquire CNL Fund Advisors, Inc., CNL Financial Corp. and CNL Financial Services, Inc. (collective, the "CNL Restaurant Services Group") substantially in accordance with the terms and conditions set forth in their respective merger agreements dated on or about the date hereof or such other terms that are mutually agreed to by the parties.

                                   ARTICLE IX

                             Post-Closing Covenants

   The Parties agree as follows with respect to the period following the
Closing:

   9.1 General. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XII below). The General Partners acknowledge and agree that from and after the Closing, the Surviving Partnership will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Fund.

   9.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Fund, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Article XII below).

   9.3 Transition. The General Partners will not take any action that is designed or intended to have the effect of discouraging any tenant, lessor, licensor, customer, supplier, or other business associate of the Fund from maintaining the same business relationships with the Surviving Partnership after the Closing as it maintained with the Fund prior to the Closing.

   9.4 Confidentiality.

   (a) The General Partners and the Fund will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to APF or the OP General Partner, as applicable, or destroy, at the request and option of APF or the OP General Partner, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the General Partners or the Fund is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such General Partner or the Fund, as applicable, will notify APF or the OP General Partner, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such General Partner or the Fund is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such General Partner or the Fund, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that such General Partner or the Fund, as applicable, shall use its best efforts to obtain, at the request of APF or the OP General Partner, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as APF or the OP General Partner, as applicable, shall designate.

   (b) APF, the OP General Partner and the Operating Partnership will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and, if the Closing does not occur, deliver promptly to the Fund General Partners, as applicable, or destroy, at the request and option of the Fund or the General Partners, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. Prior to the Closing and if the Closing does not occur, in the event that any of APF, the OP General Partner or the Operating Partnership is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, APF, the OP General Partner or the Operating Partnership, as applicable, will notify the Fund or the General Partners, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this
Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, APF, the OP General Partner or the Operating Partnership is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then APF, the OP General Partner or the Operating Partnership, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that APF, the OP General Partner or the Operating Partnership, as applicable, shall use its best efforts to obtain, at the request of the Fund or the General Partners, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Fund or the General Partners, as applicable, shall designate.

   9.5 Covenant Not to Compete. Unless employed by the Surviving Partnership or APF after the Closing, for a period of three years from and after the Closing Date, none of the General Partners will engage directly or indirectly in any business serving the restaurant industry that the Surviving Partnership or APF conducts as of the Closing Date, except existing restaurant businesses and properties currently owned or advised by affiliates of CNL Group, Inc., including CNL Advisory Services, Inc. In addition, and not in lieu of the foregoing, for a period of three years from and after the Closing Date, James
M. Seneff, Jr. hereby covenants and agrees not to engage or participate, directly or indirectly, as principal, agent, executive, employee, employer, consultant, stockholder, partner or in any other individual capacity whatsoever, in the conduct or management of, or own any stock or any other equity investment in or debt of, any business that relates to the ownership, acquisition or development of "restaurant operations"; provided, however, for the purposes of this Agreement, "restaurant operations" shall not include the ownership, acquisition or development of hotel and health care properties that contain restaurant operations and those entities set forth on Schedule 9.5, and provided further, the noncompetition covenant shall not operate to preclude Mr. Seneff's ownership of APF Common Shares and of up to 5% of the equity securities of companies whose common stock is publicly traded that are engaged in owning, operating, franchising or making are engaged in owning, operating, franchising or making loans to restaurants and restaurant companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

   9.6 Tax Matters.

   (a) If there is an adjustment to any item reported on a pre-closing Tax Return that results in an increase in the Taxes payable by the Fund or any of the General Partners, and such adjustment results in a corresponding adjustment to items reported on a post-closing Tax Return with the result that the Taxes payable either by APF, any of its Subsidiaries, or by any consolidated group of companies of which APF or any Subsidiary are then members are reduced, or a refund of Taxes is increased, then any APF Indemnity Claim that the General Partners or Fund owes APF or the Operating Partnership pursuant to Article XII below shall be reduced by the amount by which such Taxes are reduced or such refunds are increased.

   (b) Any refund or credit of Taxes (including any statutory interest thereon) received by APF or any of its Subsidiaries attributable to periods ending on or prior to or including the Closing Date that were paid by the Fund pursuant to this Agreement shall reduce any APF Indemnity Claim that the General Partners or the Fund owes APF pursuant to Article XII below by an amount equal to the amount of such refund or credit.

   (c) In the event that APF or any of its Subsidiaries receives notice, whether orally or in writing, of any pending or threatened federal, state, local or foreign tax examinations, claims settlements, proposed adjustments or related matters with respect to Taxes that could affect the Fund or the General Partners, or if the Fund or any of the General Partners receives notice of such matters that could affect APF or any of its Subsidiaries, the party receiving such notice shall notify in writing the potentially affected party within ten
(10) days thereof. The failure of either party to give the notice required by this Section shall not impair such party's rights under this Agreement except to the extent that the other party demonstrates that it has been damaged thereby.

   (d) The General Partners shall have the responsibility for, and shall be entitled, at their expense, to contest, control, compromise, reasonably settle or appeal all proceedings with respect to pre-closing Taxes.

                                   ARTICLE X

                       Conditions to Obligation to Close

   10.1 Conditions to Each Party's Obligation. The respective obligations of APF, the OP General Partner, the Operating Partnership, the Fund and the General Partners to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived upon the written consent of APF and the General Partners:

   (a) Governmental Approvals and Consents. The Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Sections 5.1, 6.4, and 7.3 above.

   (b) No Injunction or Proceedings. There shall not be any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, in the reasonable judgment of APF or the General Partners, (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

   (c) No Suspension of Trading, Etc. At the Effective Time, there shall be no declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war or other international, armed hostility or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of APF, would have a Material Adverse Effect on the Fund or, in the sole judgment of any of the General Partners, would have a Material Adverse Effect on APF.

   (d) Shareholder/Partner Approvals. The stockholders of APF shall have approved APF's Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A, and the Partners of the Fund shall have approved the Merger Proposal, amendments to the partnership agreement, if any.

   (e) Registration of Share Consideration. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

   10.2 Conditions to Obligation of APF, the OP General Partner and the Operating Partnership. The obligations of APF, the OP General Partner and the Operating Partnership to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) the General Partners and the Fund shall have delivered to APF and the OP General Partner a certificate to the effect that:

     (i) the representations and warranties set forth in Article V and
  Article VII above are true and correct in all material respects at and as of the Closing Date;

     (ii) the General Partners and the Fund have performed and complied with all of their covenants hereunder in all material respects at and as of the Closing Date;

     (iii) the General Partners and the Fund have procured all of the material third-party consents specified in, respectively, Section 5.2 and
  Section 7.4 above and the related sections of the Disclosure Schedule; and

     (iv) no action, suit, or proceeding is pending or, to their Knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
  (C) affect adversely the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

Notwithstanding the foregoing, APF's obligation to close as a result of a breach of the representations and warranties contained in Section 7.24 shall be governed solely by Section 10.2(e) below.

   (b) since December 31, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of the Fund, such determination to be made in the reasonable discretion of APF;

   (c) APF and the Operating Partnership shall have received an opinion dated as of the Closing Date from Baker and Hostetler LLP, counsel to the General Partners and the Fund, taken as a whole, in form and substance reasonably satisfactory to APF and the Operating Partnership;

   (d) APF shall have received the Disclosure Schedule and approved it in accordance with Section 8.14;

   (e) There shall not exist an unlawful environmental condition on one or more properties owned by the Fund, which in the opinion of a mutually acceptable environmental engineer or consultant, would require APF to expend in excess of $1,157,759 in order to remediate such unlawful environmental condition and cause the subject property or properties to comply with applicable environmental laws, ordinances, regulations or orders; and

   (f) If each of the CNL Income Funds approves its respective Proposed Acquisition, Merrill Lynch & Co. shall not have withdrawn its Fairness Opinion issued in connection with the Merger. If a Proposed Acquisition is not approved by the applicable CNL Income Fund, then the Special Committee of the Board of Directors of APF shall have received a fairness opinion addressed to APF and its stockholders from Merrill Lynch & Co. as to the fairness of the Proposed Acquisitions that were approved by the respective CNL Income Fund, including the consideration to be paid in connection therewith, to APF and its stockholders from a financial point of view.

   APF, the OP General Partner and the Operating Partnership may waive any condition specified in this Section 10.2 if they execute a writing so stating at or prior to the Closing.

   10.3 Conditions to Obligation of the General Partners and the Fund. The obligations of the General Partners and the Fund to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) APF, the OP General Partner and the Operating Partnership shall have delivered to the General Partners and the Fund a certificate to the effect that:

     (i) the representations and warranties set forth in Article VI above are true and correct in all material respects at and as of the Closing Date;

     (ii) APF, the OP General Partner and the Operating Partnership have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

     (iii) no action, suit, or proceeding is pending or, to their knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

   (b) APF shall have delivered to the Fund for distribution to the Partners the Share Consideration pursuant to Section 4.2 and, as applicable, the cash and Notes pursuant to Section 4.4;

   (c) since September 30, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of APF;

   (d) APF shall have acquired the CNL Restaurant Services Group;

   (e) the General Partners shall have received Schedule 1 and approved it in accordance with Section 8.14;

   (f) the APF Common Shares shall have been approved for listing on the NYSE subject to official notice of issuance;

   (g) the General Partners shall have received an opinion dated as of the Closing Date from Shaw Pittman Potts & Trowbridge, counsel to APF and the Operating Partnership, in form and substance reasonably satisfactory to the General Partners; and

   (h) Legg Mason Wood Walker Incorporated shall not have withdrawn the Fund Fairness Opinion.

   The General Partners and the Fund may waive any condition specified in this
Section 10.3 if they execute a writing so stating at or prior to the Closing.

                                  ARTICLE XI

                                  Termination

   11.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the General Partners, the limited partners of the Fund, the OP General Partner or the stockholders of APF, respectively, either by the mutual written consent of APF, the OP General Partner and the General Partners or by mutual action of the General Partners and the Boards of Directors of each of the corporate General Partner and the OP General Partner and the Special Committee.

   11.2 Termination by Individual Parties. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee and the Board of Directors of the OP General Partner in the event of a failure of a condition to the obligations of APF and the Operating Partnership set forth in
Section 10.2 of this Agreement; (b) by the General Partners in the event of a failure of a condition to the obligations of General Partners or the Fund set forth in Section 10.3 of this Agreement; (c) any Party if the Merger shall not have occurred by December 31, 1999 or (d) if a United States federal or state court of competent jurisdiction or United States federal or state governmental agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, in the case of a termination pursuant to clause (a) or (b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

   11.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article XI, no Party hereto (or any of its directors or officers) shall have any liability or further obligation to any other Party to this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement or the obligations set forth in Sections 9.4 and 13.11.

                                  ARTICLE XII

                                Indemnification

   12.1 Indemnity Obligations of the General Partners and the Fund. Subject to Sections 12.5 and 12.6 hereof, each of the General Partners severally, in accordance with its percentage interest in the Share Consideration and limited in amount to the value of the APF Common Shares received by it, based upon the average per share closing price of the APF Common Shares for the first twenty trading days after the APF Common Shares are listed on NYSE (the "20 Day Average Price"), agree to indemnify and hold APF, the OP General Partner and the Surviving Partnership harmless from, and to reimburse APF, the OP General Partner and the Surviving Partnership for, any APF Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "APF Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, cost, or expense of any nature whatsoever resulting from (i) any breach of any representation and warranty of any of the General Partners or the Fund which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements, or undertakings of any of the General Partners or the Fund which are contained in or made pursuant to this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 12.1.

   12.2 Indemnity Obligations of APF, the OP General Partner and the Operating Partnership. Subject to Sections 12.5 and 12.6 hereof, APF, the OP General Partner and the Operating Partnership (including in its capacity as the Surviving Partnership) hereby jointly and severally agree to indemnify and hold each of the General Partners and the Fund harmless from, and to reimburse each of the General Partners and the Fund for, any Fund Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "Fund Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, cost, or expense of any nature whatsoever incurred by any of the General Partners or the Fund resulting from
(i) any breach of any representation and warranty of APF, the OP General Partner or the Operating Partnership which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements, or undertakings of APF, the OP General Partner and the Operating Partnership which are contained in or made pursuant to the terms and conditions of this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this
Section 12.2.

   12.3 Appointment of Representative. James M. Seneff, Jr. is hereby appointed as the exclusive agent of the General Partners and the Fund to act on their behalf with respect to any and all Fund Indemnity Claims and any and all APF Indemnity Claims arising under this Agreement or such other representative as may be hereafter appointed by the General Partners. Such agent is herein referred to as the "Representative." The Representative shall take, and the General Partners agree that the Representative shall take, any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the General Partners and the Fund, as fully as if such parties were acting on their own behalf, including, without limitation, asserting Fund Indemnity Claims against APF, the OP General Partner and the Operating Partnership, defending all APF Indemnity Claims, consenting to, compromising, or settling all Fund Indemnity Claims and APF Indemnity Claims, conducting negotiations with APF, the OP General Partner and the Operating Partnership and their representatives regarding such claims, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants, or other representatives in connection with the foregoing matters. APF, the OP General Partner and the Operating Partnership shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the General Partners and the Fund. The Representative, acting pursuant to this Section 12.3, shall not be liable to any of the General Partners or the Fund for any act or omission, except in connection with any act or omission that was the result of the Representative's bad faith or gross negligence.

   12.4 Notification of Claims. Subject to the provisions of Section 12.5, in the event of the occurrence of an event which any Party asserts constitutes an APF Indemnity Claim or a Fund Indemnity Claim, as applicable, such Party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim and which is in the possession of the indemnified party. If such event involves the claim of any third party (a "Third-Party Claim"), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment, or compromise of any such Third-Party Claim, and to employ counsel to assist such indemnifying party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third-Party Claim, to join in the defense, settlement, adjustment, or compromise of the same. An indemnified party's failure to give timely notice or to furnish the indemnifying party with any relevant data and documents in connection with any Third-Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such Party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party. Any indemnifying party may elect, at such Party's sole expense, to assume control of the defense, settlement, adjustment, or compromise of any Third-Party Claim, with counsel reasonably acceptable to the indemnified parties, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all indemnified parties before entering into any settlement, adjustment, or compromise of such claims, or ceasing to defend against such claims, unless such settlement is a cash settlement and contains an unconditional release of the indemnified party from all existing and future claims with respect to the matter being contested. In connection with any Third-Party Claim, the indemnified party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third-Party Claim.

   12.5 Survival. All representations and warranties, and, except as otherwise provided in this Agreement, all covenants and agreements of the parties contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive until eighteen months from the Closing Date; provided, however, the representations and warranties contained in Sections 6.2, 6.3 and 7.11 shall survive until the expiration of the applicable statute of limitations with respect to the matters covered thereby. No claim shall be made after the applicable survival period.

   12.6 Limitations. Notwithstanding the foregoing, any claim by an indemnified party against any indemnifying party under this Agreement shall be payable by the indemnifying party only in the event, and to the extent, that the accumulated amount of the claims in respect of such indemnifying party's obligations to indemnify under this Agreement shall and the other claims described in Article XIII exceed in the aggregate the dollar amount specified in Article XIII. As to APF Indemnity Claims, the liability of each General Partner shall be limited as provided in Article XIII.

   12.7 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, no Party hereto is making any representation, warranty, covenant, or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, or agreement contained herein or in any certificate or other document delivered pursuant hereto relating to the Merger shall give rise to any right on the part of any Party hereto, after the consummation of the Merger, to rescind this Agreement or the transactions contemplated by this Agreement. Following the consummation of the Merger, the rights of the Parties under the provisions of this Article XII shall be the sole and exclusive remedy available to the Parties with respect to claims, assertions, events, or proceedings arising out of or relating to the Merger.

                                  ARTICLE XIII

                            Limitation of Liability

   13.1 Threshold. Notwithstanding anything to the contrary stated in this Agreement, in no event (i) shall the General Partners or any of them have any liability to APF and/or the OP General Partner and the Surviving Partnership on account of any APF Indemnity Claim or for any claim for breach of warranty or for misrepresentation, or any other claim whatsoever arising under this Agreement or in connection with the transaction contemplated herein (individually a "Claim" and collectively, "Claims") or for any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever directly resulting from Claims (collectively, "Losses") unless, until and only to the extent that the accumulated amount of all Losses exceeds the amount of $115,776 in the aggregate (the "Threshold") nor (ii) shall the individual or aggregate liability of the General Partners on account of Claims and Losses exceed the value of APF Common Shares actually issued to the General Partners in the Merger valued at the 20 Day Average Price. To the extent that any Claim is asserted against more than one General Partner, each General Partner shall be liable only for such General Partner's proportionate share of the Claim based on the percentage that the APF Common Shares received by such General Partner in the Merger is of the total APF Commons Shares comprising the Share Consideration. Any Claim against a General Partner, including an APF Indemnity Claim, may be satisfied by such General Partner, in its sole discretion, by surrendering to the claimant(s) APF Common Shares at a value equal to the closing price per share of such shares on the NYSE on the last trading day preceding the date such APF Common Shares are surrendered.

   13.2 Special Indemnification. APF agrees to indemnify, defend and hold harmless the General Partners against any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever, including reasonable attorneys' fees, arising after the Effective Time that would have arisen in their capacity as General Partners of the Fund had the Merger not been consummated and that are the result of APF's alleged actions or inactions. The Threshold described in Section 13.1 above shall not apply to APF obligations to indemnify the General Partners pursuant to this
Section 13.2.

                                  ARTICLE XIV

                                 Miscellaneous

   14.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of APF and the General Partners; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

   14.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

   14.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

   14.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of APF and the General Partners.

   14.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   14.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   14.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given, as of the date two business days after mailing, if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to the Fund or the General Partners:

     c/o James M. Seneff, Jr.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 423-2894

  With copy to:

     Baker & Hostetler LLP
     Sun Trust Center, Suite 2300
     200 South Orange Avenue
     Orlando, Florida 32801
     Attn: Kenneth C. Wright, Esq.
     Telecopy: (407) 841-0168

  If to APF or the Operating Partnership:

     Curtis B. McWilliams
     Executive Vice President
     CNL American Properties, Inc.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 650-1000

  With copy to:

     Shaw Pittman Potts & Trowbridge
     2300 N Street, N.W.
     Washington, D.C. 20037
     Attn: John M. McDonald, Esq.
     Telecopy: (202) 663-8007

   Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

   14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   14.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by APF, the OP General Partner and the General Partners. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   14.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   14.11 Expenses. If the Closing occurs, APF will bear all costs and expenses of the Parties incurred in connection with this Agreement and the transactions contemplated hereby to the extent not already paid by the Fund or the General Partners. If the Closing does not occur, APF, the OP General Partner and the Operating Partnership will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and the General Partners and the Fund will divide their costs and expenses (including legal fees and expenses) as follows:
(i) the Fund shall bear that percentage of the costs and expenses equal to the percentage obtained by dividing the number of Fund votes in favor of the Merger by the sum of the total number of votes cast and the total number of abstentions and (ii) the General Partners shall bear the remainder of the costs and expenses.

   14.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

   14.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

   14.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 13.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

   14.15 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in and for Orange County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL INCOME FUND, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne
                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.
                                          James M. Seneff, Jr., as General
                                           Partner

                       CNL AMERICAN PROPERTIES FUND, INC.
                          SUPPLEMENT DATED      , 1999
                                       TO
                   PROSPECTUS/CONSENT SOLICITATION STATEMENT
                               DATED      , 1999
                          FOR CNL INCOME FUND II, LTD.

   This Supplement is being furnished to you, as a Limited Partner of CNL Income Fund II, Ltd., which we refer to as the Income Fund, for the purpose of enabling you to evaluate the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., a Maryland corporation, which is a real estate investment trust. This Supplement is designed to summarize only the risks, effects, fairness and other considerations of the proposed acquisition that are unique to you and the other Limited Partners of your Income Fund. This Supplement does not purport to provide an overall summary of the proposed acquisition and should be read in conjunction with the accompanying Prospectus/Consent Solicitation Statement, which includes detailed discussions regarding APF and the other Income Funds being acquired by APF. Accordingly, the discussions in this Supplement are qualified by the more expanded treatment of these matters appearing in the Prospectus/Consent Solicitation Statement. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" when used herein refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of your Income Fund. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., a wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership.

                                    OVERVIEW

   Pursuant to the Prospectus/Consent Solicitation Statement and this Supplement, you are being asked to approve the Acquisition of your Income Fund by APF. Your Income Fund is one of 18 limited partnerships (which we refer to collectively as the Funds) that APF is seeking to acquire. Supplements have also been prepared for each of the other Funds, copies of which may be obtained without charge to each Limited Partner or his representative upon written request to D.F. King & Co., 77 Water Street, New York, New York 10005.

What is APF?

   APF is a full-service real estate investment trust (or a REIT), formed in 1994, whose primary business, like that of the Funds, is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. As a full-service REIT, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains, from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time of the consummation of the Acquisition and will be one of the largest triple-net lease REITs in the United States.

How many shares of common stock (or APF Shares) will I receive if my Income Fund is acquired by APF?

   Your Income Fund will receive 2,393,267 APF Shares. You will receive your pro rata portion of such shares in accordance with the terms of your Income Fund's partnership agreement. APF has assigned a value, which we refer to as the Exchange Value, of $10.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing. It is possible that the APF Shares will trade at prices substantially below the Exchange Value. APF has, however, recently sold approximately 75 million APF Shares through three public offerings at offering prices per APF share equal to the Exchange Value. At December 31, 1998, of the approximately $750 million raised by APF, APF has used approximately $550 million to acquire restaurant properties and to make mortgage loans and had approximately $120 million in uninvested proceeds which APF expects to invest during the first quarter of 1999. The remaining proceeds were used to pay fees and other offering expenses.

What is the required vote necessary to approve the Acquisition?

   Pursuant to the terms of your Income Fund's partnership agreement, APF's acquisition of your Income Fund may not be consummated without the approval of greater than 50% of the outstanding limited partnership Units. Such an approval by your Income Fund's Limited Partners will be binding on you even if you vote against the Acquisition.

Did you receive a fairness opinion in connection with APF's acquisition of my Fund?

   Yes. Legg Mason Wood Walker, Incorporated rendered an opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds.

Do you, as the general partners of my Income Fund, recommend that I vote in favor of the proposed Acquisition?

   Yes. We unanimously recommend that you vote "For" the proposed Acquisition. We believe that the Acquisition is the best means to maximize the value of your investment in your Fund as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

How do I vote?

   Just indicate on the enclosed consent form how you want to vote, and sign and mail it in the enclosed postage-paid return envelope as soon as possible, so that at the Special Meeting of Limited Partners, your Units may be voted "For" or "Against" APF's acquisition of your Income Fund. If you sign and send in your consent form and do not indicate how you want to vote, your consent form will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?

   Yes, subject to certain limitations. If you vote "Against" the Acquisition, but your Income Fund is nevertheless acquired by APF, you may elect to receive a payment (which we call the Cash/Notes Option) that is 10% in cash and 90% in
 % Callable Notes due      , 2006 (or Notes) based on the liquidation value of
your Income Fund, as determined by Valuation Associates, the appraisal firm that we engaged in connection with the Acquisition. Such liquidation value will be lower than the aggregate Exchange Value of the APF Shares offered to your Income Fund in the Acquisition. The Notes will bear interest at a rate equal to
 %, which was determined based on 120% of the applicable federal rate as of
     , 1999. Please note that you may only receive the Cash/Notes Option if you have voted "Against" the Acquisition and you elect to receive the Cash/Notes Option on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you voted "For" the Acquisition, or you voted "Against" the Acquisition and did not affirmatively select the Cash/Notes Option. The Notes will not be listed on any exchange or automated quotation system, and a market for the Notes will not likely develop.

What are the tax consequences of the Acquisition to me?

   The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners in your Income Fund are tax-deferred or tax-exempt entities (for example, pension plans, 401(k) plans or IRAs), if you are a person subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will be based on the difference between the value of the APF Shares or the tax basis of your Units. If you elect the Cash/Notes Option, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares and cash received by your Income Fund over the tax basis of your Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain real property gain.

   We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

   We have estimated, based on the Exchange Value, that the taxable gain per average original $10,000 investment in your Income Fund will be $1,541. To review the tax consequences to the Limited Partners of the Funds in greater
detail, see pages   through   of the Prospectus/Consent Solicitation Statement
and "Federal Income Tax Considerations" in this Supplement.

                                  RISK FACTORS

   As a result of APF's Acquisition of your Income Fund, you will assume the risks associated with the assets of APF and the other Funds acquired by APF. Although the majority of APF's assets and the assets of the other Funds acquired by APF are substantially similar to those of your Income Fund, the restaurant properties owned by APF and the other Funds acquired by APF may be differently constructed, located in a different geographic area or of a different restaurant chain than the restaurant properties owned by your Income Fund. Because the market for real estate may vary from one region of the country to another, the change in geographic diversity may expose you to different and greater risks than those to which you are presently exposed. For geographic information regarding APF's and the Funds' restaurant properties, see "APF's Business and The Restaurant Properties--Business Objectives and Strategies" and "--The Restaurant Properties--General" and "Business of the Funds--Description of Restaurant Properties" in the Prospectus/Consent Solicitation Statement.

   The following is a description of the most significant potential disadvantages, adverse consequences and risks of the Acquisition that are applicable to your Income Fund. This description is qualified in its entirety by the more detailed discussion in the section entitled "Risk Factors" contained in the Prospectus/Consent Solicitation Statement.

 Investment Risks

  . Uncertainty Regarding the Exchange Value and Trading Price of APF Shares
    Following Listing. Your Income Fund will be receiving 2,393,267 APF Shares if your Income Fund approves the Acquisition. There has been no prior market for the APF Shares, and it is possible that the APF Shares will trade at prices substantially below the Exchange Value or the historical book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Funds who become APF stockholders as a result of the Acquisition, will have transformed their investment in non-tradable Units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares is relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at amounts substantially less than the Exchange Value as a result of increased selling activity following the issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

  . Decrease in Distributions. In each of the years ended December 31, 1995,
    1996 and 1997, your Income Fund made $950 in distributions per $10,000 investment to you. Based on APF's pro forma financial information, and assuming APF acquires only your Income Fund and that each Limited Partner of your Income receives only APF Shares, you would have received, for the year ended December 31, 1997, $550 in distributions per $10,000 of original investment, which is 42.1% less than the $950 distributed to you as Limited Partner during the same period. The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to

   APF stockholders for the year ended December 31, 1997 for the nine months ended September 30, 1998 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition. See "Cash Distributions to Limited Partners of Your Fund."

  . Conflicts of Interest in the Acquisition; Substantial Benefits to Related
    Parties. There are certain conflicts of interest inherent in the structure of the Acquisition of your Income Fund. We, James M. Seneff, Jr. and Robert A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne, are the three general partners of the Funds. As Board members of APF, Messrs. Seneff and Bourne, have an interest in the completion of the Acquisition that may or may not be aligned with your interests as a Limited Partner of the Income Fund or with their own positions as the general partners of your Income Fund. While we will not receive any APF Shares as a result of APF's Acquisition of your Income Fund, we, as the general partners of your Income Fund, may be required to pay all or a substantial portion of the Acquisition costs allocated to your Income Fund to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition. For additional information regarding the Acquisition costs allocated to your Income Fund, see "Comparison of Alternative Effect on Financial Condition and Results of Operations" contained in this Supplement.

  . Fundamental Change in Nature of Investment. The Acquisition of your
    Income Fund involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in your Income Fund, which has a fixed portfolio of restaurant properties in which you participate in the profits from the operation of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple-net basis, on the date that the Acquisition is consummated (assuming only your Income Fund was acquired as of September 30, 1998), 395 restaurant properties. The risks inherent in investing in an operating company such as APF include APF's ability to invest in new restaurant properties that are not as profitable as APF anticipated, the incurrence of substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and making mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay.

   As an APF stockholder, you will receive the benefits of your investment through (i) dividend distributions on, and (ii) increases in the value of, your APF Shares. In addition, your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale or refinancing of your Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares (or from the combination of cash paid to and payments on any Notes if you elect the Cash/Notes Option). An investment in APF may not outperform your investment in the Income Fund.

  . Original Investment Timeframe. Your Income Fund's partnership agreement provides that unless earlier terminated pursuant to its terms, your Income Fund will be terminated, dissolved, and its assets liquidated on December 31, 2026. At the time of your Income Fund's formation, we contemplated that its investment program would terminate (and its investments would be liquidated) some time between 1994 and 2002. Because your Income Fund is in the anticipated termination timeframe, we could elect to liquidate your Income Fund. However, we have no current plans to dispose of your Income Fund's restaurant properties if the Limited Partners do not approve the Acquisition.

 Real Estate/Business Risks

  . Risk of Default on Mortgage Loans and Market Risks associated with
    Securitizations. APF will be subject to certain risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default.

    In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize (thereby remaining exposed to the related credit and repayment risks on such mortgage loans,) and seek a different source for funding its operations than securitizations.

   APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would typically retain a residual-interest security and may retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default, and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

   APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

  . Risks Associated with Leverage. APF has funded and intends to continue to Fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. At the time of the consummation of the Acquisition, as a general policy, APF's Board of Directors will borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's funds from operations and its ability to make distributions to its stockholders.

  . Acquisition and Development Risks. APF plans to pursue its growth strategy through the acquisition and development of additional restaurant properties. To the extent that APF does pursue this growth strategy, we do not know that it will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

 Tax Risks

  . Failure of APF to Qualify as a REIT for Tax Purposes. If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to the federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

  . Risks Associated with Distribution Requirements. Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to maintain its status as a REIT.

  . Changes in Tax Law. APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans. For a more detailed discussion of the risks associated with the Acquisition, see "Risk Factors" in the Prospectus/Consent Solicitation Statement.

                       CONSIDERATION PAID TO INCOME FUND

   The following table sets forth, for your Income Fund (i) the aggregate amount of original Limited Partner investments in each Fund less any distributions of net sales proceeds paid to the Limited Partners of that Fund,
(ii) the original amount of Limited Partner investments in each Fund less any distributions of net sales proceeds per average $10,000 investment, (iii) the number of APF Shares to be paid to your Income Fund, (iv) the estimated value of the APF Shares paid to your Income Fund, (v) the estimated Acquisition expenses allocated to your Income Fund, (vi) the estimated value, based on the Exchange Value, of APF Shares paid to your Income Fund after deducting Acquisition expenses, and (vii) the estimated value, based on the Exchange Value, of APF Shares you will receive for each $10,000 of your original investment:

                 Original
                  Limited
                  Partner
Original        Investments
Limited          Less any
Partner        Distributions                                                       Estimated Value
Investments    of Net Sales  Number of   Estimated                                  of APF Shares
Less any       Proceeds per     APF     Value of APF              Estimated Value    per Average
Distributions     $10,000      Shares      Shares     Estimated    of APF Shares   $10,000 Original
of Net Sales     Original    Offered to  Payable to  Acquisition after Acquisition Limited Partner
Proceeds(1)    Investment(1)  Fund(2)     Fund(3)     Expenses      Expenses(3)     Investment(3)
-------------  ------------- ---------- ------------ ----------- ----------------- ----------------
$23,768,000       $9,507     2,393,267  $23,932,670    267,731      $23,664,939         $9,466

--------
(1) The original Limited Partner investment in the Income Fund was $25,000,000. These columns reflect, as of September 30, 1998, an adjustment to the Limited Partners' original investments based on distributions of net sales proceeds received from sales of properties made pursuant to the partnership agreements.
(2) The APF Shares payable to each Fund as set forth in this chart will not change if APF acquires fewer than all of the Funds in the Acquisition. This number assumes that none of the Limited Partners of the Fund has elected the Cash/Notes Option.
(3) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

   Upon completion of the Acquisition of your Income Fund, the operations and existence of your Income Fund will cease. For more detailed information, see "The Acquisition" in the Prospectus/Consent Solicitation Statement. If your Income Fund does not approve the Acquisition, we do not contemplate that your Income Fund would be liquidated in the near future. The Acquisition, however, does not result in an all-cash payment to you in the liquidation of your investment. For example, if you are eligible for and choose the Cash/Notes Option, you become a Noteholder of APF. You will have exchanged your Units for
unsecured debt obligations of APF which may not be retired in full until      ,
2006, a date approximately seven years after the date the Acquisition of your Income Fund occurs. On the other hand, if you exchange your Units for APF Shares, you will receive an equity interest in APF whose marketability will depend upon the market that may develop with respect to the APF Shares, which will be listed on the NYSE.

                          EXPENSES OF THE ACQUISITION

   If your Income Fund approves the Acquisition, the portion of the Acquisition expenses attributable to your Income Fund will be paid by your Income Fund, as detailed below. The number of APF Shares paid to your Income Fund would reflect a reduction for your Income Fund's expenses of the Acquisition.

   If the Acquisition of your Income Fund is not approved, we will bear a percentage of all Acquisition expenses equal to the total number of abstentions and "Against" votes cast by the Limited Partners of your Income Fund, divided by the total number of abstentions and votes cast by you and the other Limited Partners of your Income Fund. In such event, your Income Fund will bear the remaining Acquisition expenses.

   The following table sets forth the estimated Acquisition expenses of acquiring your Income Fund:

                         Pre-closing Transaction Costs

   Legal Fees......................................................... $ 11,712
   Appraisals and Valuation...........................................    4,685
   Fairness Opinions..................................................   21,082
   Registration, Listing and Filing Fees..............................      --
   Soliciting Dealer Fee..............................................   51,144
   Financial Consulting Fees..........................................      --
   Environmental Fees.................................................   29,281
   Accounting and Other Fees..........................................   30,793
                                                                       --------
     Subtotal.........................................................  148,697

                           Closing Transaction Costs

   Transfer Fees and Taxes............................................   36,283
   Legal Fees.........................................................   43,514
   Recording Costs....................................................      --
   Other..............................................................   39,237
                                                                       --------
     Subtotal.........................................................  119,034
                                                                       --------
   Total.............................................................. $267,731
                                                                       ========

                                 REQUIRED VOTE

Limited Partner Approval Required by the Partnership Agreement

   Article 12 of your Income Fund's partnership agreement provides that the vote of Limited Partners representing greater than 50% of the outstanding Units is required to approve a "Liquidating Sale," which is defined by the partnership agreement to include a transaction or series of transactions resulting in the transfer of 66 2/3% or more in value of Income Fund's restaurant properties. Because the Acquisition of your Income Fund is a Liquidating Sale within the meaning of the partnership agreement, it may not be consummated without the approval of Limited Partners representing greater than 50% of the outstanding Units.

Consequence of Failure to Approve the Acquisition

   If the Limited Partners of your Income Fund representing greater than 50% of the outstanding Units do not vote "For" the Acquisition, the Acquisition may not be consummated under the terms of the partnership agreement. In such event, we plan to continue to operate your Income Fund as a going concern and to eventually dispose of your Income Fund's restaurant properties approximately seven to 15 years after they were acquired (or as soon thereafter as, in our opinion, market conditions permit), as contemplated by the terms of the partnership agreement.

Special Meeting to Discuss the Acquisition

   We have scheduled a special meeting of the Limited Partners of your Income Fund to discuss the solicitation materials, which include the Prospectus/Consent Solicitation Statement, this Supplement and the other materials distributed to you, and the terms of APF's Acquisition of your Income Fund, prior to voting on the Acquisition. The special meeting will be held at
10:00 a.m., Eastern time, on      , 1999, at  . We and members of APF's
management intend to solicit actively your support for the Acquisition and would like to use the special meeting to answer questions about the Acquisition and the solicitation materials (as defined below) and to explain in person our reasons for recommending that you vote "For" the Acquisition.

                                VOTING PROCEDURE

   The Prospectus/Consent Solicitation Statement, this Supplement, the accompanying transmittal letter, the power of attorney and the consent form constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" the Acquisition of your Income Fund by APF.

   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding Units of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, in the manner described in the Prospectus/Consent Solicitation Statement. A copy of the Agreement and Plan of Merger dated March 11, 1999, by and between APF and your Income Fund is attached hereto as Appendix B. We encourage you to read it.

   If you are not planning on attending the special meeting of the Limited Partners of your Income Fund and voting in person, you should complete and return the consent form before the expiration of the solicitation period. The solicitation period is the time period during which you may vote "For" or "Against" the Acquisition of your Income Fund. The solicitation period will
commence upon delivery of the solicitation materials to you (on or about      ,
1999 and will continue until the later of (a)      , 1999 (a date not less than
60 calendar days from the initial delivery of the solicitation materials), or
(b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond December 31, 1999. Any consent form received by Corporate Election Services prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your Units will be counted as voting "Against" the Acquisition of your Income Fund and you will receive APF Shares if your Income Fund is acquired.

   The consent form consists of two parts. Part A seeks your consent to APF's Acquisition of your Income Fund and certain related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve are described above under "Required Vote--Required Amendment to the Partnership Agreement." If you have interests in more than one Income Fund, you will receive multiple consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter (including the Acquisition), you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without requiring your signatures on multiple documents.

                 COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                  TO THE GENERAL PARTNERS AND THEIR AFFILIATES

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by your Income Fund to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure, which will be in effect after the Acquisition, had been in effect during the years presented below.

   Under your Income Fund's partnership agreement, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. The partnership agreement also provide that we are to be reimbursed for our expenses for services performed for your Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. If your Income Fund is acquired, it will share in the overall cost of managing the consolidated portfolio of properties owned by APF. As stockholders of APF, you and the other former Limited Partners of your Income Fund will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1998, the aggregate amounts accrued or paid by your Income Fund to us are shown below under "Historical" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the years presented, are shown below under "Pro Forma":

                                                                        Nine
                                                                       Months
                                        Year Ended December 31,         Ended
                                        ---------------------------   September
                                         1995      1996      1997     30, 1998
                                        -------   -------   -------   ---------
   Historical:
   General Partner Distributions......       --        --        --        --
   Broker/Dealer Commissions(1).......       --        --        --        --
   Due Diligence and Marketing Support
    Fees..............................       --        --        --        --
   Acquisition Fees...................       --        --        --        --
   Asset Management Fees..............       --        --        --        --
   Real Estate Disposition Fees(2)....       --        --        --    $45,150
                                         -------   -------   -------   -------
     Total historical.................       --        --        --    $45,150
   Pro Forma:
   Cash Distributions on APF Shares...       --        --        --        --
   Salary Compensation................       --        --        --        --
                                         -------   -------   -------   -------
     Total pro forma..................       --        --        --        --

--------
(1) A majority of the fees paid as broker-dealer commissions and due diligence and marketing support fees were reallowed to other broker-dealers participating in the offering of the Income Fund's Units.
(2) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners. To date, no such fees have been paid since the required minimum returns have not been made to the Limited Partners.

              CASH DISTRIBUTIONS TO LIMITED PARTNERS OF YOUR FUND

   The information below should be read in conjunction with the information contained herein under the caption "Financial Statements" and in the Prospectus/Consent Solicitation Statement under the caption "Summary--Our Reasons for the Acquisition--Prices for Fund Units."

   The following table sets forth the distributions paid to the Limited Partners of your Income Fund (per $10,000 original investment) for the periods indicated below:

                                                           Nine Months Ended
                                                             Sept. 30, 1998
                                                          --------------------
                                 1993 1994 1995 1996 1997 Historical Pro Forma
                                 ---- ---- ---- ---- ---- ---------- ---------
Distributions from Income....... $733 $763 $728 $739 $950   $  488     $414
Distributions from Sales of
 Properties.....................  --   --   --   --   --       493      --
Distributions from Return of
 Capital(1).....................  242  187  222  211  --       131       19
                                 ---- ---- ---- ---- ----   ------     ----
  Total......................... $975 $950 $950 $950 $950   $1,112     $433
                                 ==== ==== ==== ==== ====   ======     ====

--------
(1) Cash distributions presented above as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. Accumulated net income includes deductions for depreciation and amortization expense and income from certain non-cash items. This amount is not required to be presented as a return of capital except for purposes of this table, and the Income Fund has not treated this amount as a return of capital for any other purpose.

   The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the nine months ended September 30, 1998 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition.

   Assuming APF maintains its current level of debt for acquiring future restaurant properties, the expected distribution rate per APF Share will be 8.8% (assuming a $10.00 per APF Share price based on the Exchange Value, the annualized dividend per year is expected to be $0.88 per APF Share). Based on the number of APF Shares that you would receive in the Acquisition per your average $10,000 original investment and this distribution rate, you would receive an annual distribution of approximately $833.

                                    FAIRNESS

General

   We believe the Acquisition to be fair to, and in the best interests of your Income Fund. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

  . the terms of the Acquisition are fair to you and the other Limited
    Partners; and

  . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and certain alternatives to the Acquisition and a review of the financial condition and performance of APF and your Income Fund and the terms of critical agreements, such as your Income Fund's partnership agreement.

   We also believe that the Acquisition is procedurally fair for several reasons. First, the Acquisition is required to be approved by Limited Partners holding greater than 50% of the outstanding Units of your Income Fund and is subject to certain conditions. Second, if your Income Fund is acquired all Limited Partners of your Income Fund who vote against the Acquisition will be given the option of receiving APF Shares or the Cash/Note Option.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others, our relief from certain ongoing liabilities with respect to the Income Fund if it is acquired by APF. For a further discussion of the conflicts of interest and potential benefits of the Acquisition to us, see "Conflicts of Interest" below.

Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners of your Income Fund and maximizes the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Fund. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the Cash/Notes Option, constitutes fair value. In addition, we compared the values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair and is the best way to maximize the return on your investment in light of the values of such consideration.

   2. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners of your Income Fund and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisal of your Income Fund's restaurant properties prepared by Valuation Associates and upon the fairness opinion provided by Legg Mason. A copy of the fairness opinion is attached hereto as Appendix A. We encourage you to read it. We attributed significant weight to the appraisal of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisal of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisal and of Legg Mason to provide the fairness opinion assisted us in the fulfillment of our fiduciary duties to your Income Fund and the Limited Partners, notwithstanding that each of Valuation Associates and Legg Mason received fees for its services and notwithstanding that Legg Mason has previously provided investment banking services to the Funds and to Commercial Net Lease Realty, Inc., a former affiliate of ours. See "Reports, Opinions and Appraisals--Fairness Opinions" in the Prospectus/Consent Solicitation Statement.

   On rendering its opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

   .the value or fairness of the cash and promissory notes option;

  . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Funds' portfolios or assets if liquidated in real estate markets;

  . the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited Partners; or

  . any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the Cash/Notes Option.

   3. Valuation of Alternatives. Based on the appraisal of the Income Fund's restaurant properties, we estimated the value of your Income Fund as an ongoing concern and if liquidated. On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of your Income Fund.

   4. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Fund to Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   5. Net Book Value of the Income Fund. We calculated the book value of your Income Fund under generally accepted accounting principles, or GAAP, as of September 30, 1998 per $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is not indicative of the true fair market value of your Income Fund. This figure was compared to the (i) value of the Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998, (ii) value of the Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and
(iii) estimated value of the APF Shares, based on the Exchange Value, paid to each Fund per average $10,000 invested.

                             Summary of Valuations
                       (per $10,000 original investment)

                                                               Estimated Value
                                                                of APF Shares
                                                                 per Average
                                                       Going   $10,000 Original
                                GAAP Book Liquidation Concern  Limited Partner
                                  Value    Value(1)   Value(1)  Investment(2)
                                --------- ----------- -------- ----------------
CNL Income Fund II, Ltd........  $7,062     $8,724     $9,419       $9,466

--------
(1) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.
(2) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of your Income Fund, we each have an independent obligation to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners of your Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants (including the Limited Partners in other Funds). James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to your Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to your Income Fund and also on APF's Board of Directors.

Benefits to General Partners

   As a result of the Acquisition (assuming only your Income Fund is acquired), we are expected to receive certain benefits, including that we will be relieved from certain ongoing liabilities with respect to Funds that are acquired by APF.

   James M. Seneff, Jr. and Robert A. Bourne (your individual general partners), will continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF and Mr. Bourne serving as Vice Chairman. Furthermore, they will be entitled to receive performance-based incentives, including stock options, under APF's 1999 Performance Incentive Plan or any other such plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Funds if the Acquisition does not occur.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the Acquisition to you.

Certain Tax Differences between the Ownership of Units and APF Shares

   Because your Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your Income Fund, regardless of whether any cash is distributed to you. If your Income Fund is acquired by APF, and you have voted "For" the Acquisition, you will receive APF Shares. If you have voted "Against" the Acquisition but your Income Fund is acquired by APF, you may elect the Cash/Notes Option, in which case you will receive cash and Notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Currently, as the owner of Units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Income Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than your Income Fund's tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by your Income Fund. As a result, APF's tax depreciation from the acquired restaurant properties will differ from your Income Fund's tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a larger portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see "-- Taxation of APF" and "-- Taxation of Stockholders -- Taxable Domestic Stockholders" in the Prospectus/Consent Solicitation Statement.

Tax Consequences of the Acquisition

   In connection with the Acquisition and for federal income tax purposes, the assets (and any liabilities) of your Income Fund (if your Income Fund is acquired by APF) will be transferred to APF in return for APF Shares and/or cash and Notes. Your Income Fund will then immediately liquidate and distribute such property to you. The IRS requires that you recognize a share of the income or loss, subject to the limits described below, recognized by your Income Fund, including gain recognized as a result of the transfer of restaurant properties pursuant to the Acquisition. The estimated taxable gain and loss based on the Exchange Value, for an average $10,000 original Limited Partner investment in your Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                                   Estimated
                                                                  Gain/(Loss)
                                                                  per Average
                                                                $10,000 Original
                                                                Limited Partner
                                                                 Investment(1)
                                                                ----------------
CNL Income Fund II, Ltd........................................      $1,541

--------
(1) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

   Under section 351(a) of the Code, no gain or loss is recognized if (i) property is transferred to a corporation by one more individuals or entities in exchange for the stock of that corporation, and (ii) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman, APF's tax counsel, that, following the Acquisition, the Limited Partners of the Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least 80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect the Cash/Notes Option, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between (1) the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership and (2) the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or another Limited Partner in your Income Fund elect the Cash/Notes Option, your Income Fund will receive APF Shares, cash and Notes in exchange for your Income Fund's assets. Because the
principal portion of the Notes will not be due until      , 2006, the
acquisition of your Income Fund's assets, in part, in exchange for Notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the Notes is collected in the year of the Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to value of the APF Shares and cash received by your Income Fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price (without reduction for any selling expenses) for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, that are assumed or taken subject to by the Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares, cash and Notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset" (i.e., real property and depreciable assets used in a trade or business and held for more than one year). Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section 1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report his, her or its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive cash and Notes rather than APF Shares. Even though a Limited Partner's election of the Cash/Notes Option may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of your Income Fund's gain as determined under the partnership agreement of your Income Fund. Therefore, Limited Partners who elect the Cash/Notes Option may recognize gain in the year of the Acquisition despite the fact that they will receive only a small amount of cash and no publicly-traded instruments with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the Notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the Notes by the Limited Partners electing the Cash/Notes Option. See "--Tax Consequences of Liquidation and Termination of Your Fund" below.

   Tax Consequences of the Liquidation and Termination of Your Fund. If your Fund is acquired by APF, your Fund will be deemed to have liquidated and distributed APF Shares and/or cash and Notes, as the case may be, to you. The taxable year of your Income Fund will end at this time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition (including gain or loss resulting from the Acquisition described above). If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or cash and Notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of your Income Fund, determine to be pro rata based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive (determined on the closing date of the Acquisition) and your adjusted tax basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distribution of the APF Shares)). Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive cash and Notes in the Acquisition, you will recognize gain to the extent that the amount of cash you receive in the Acquisition exceeds your adjusted basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distributions of the cash and Notes)). Your basis in the Notes distributed to you will equal your adjusted basis in your Units, reduced (but not below zero) by the amount of any cash distributed to you and your holding period for the Notes for purposes of determining capital gain or loss from the disposition of the Notes will include your holding period for your Units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold Units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not an organization described in section 501(c)(7) (social clubs), section 501(c)(9) (voluntary employees' beneficiary associations), section 501(c)(17) (supplemental unemployment benefit trusts) or section 501(c)(20) (qualified group legal services plans) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Income Funds that are acquired by APF will equal the fair market value of the APF Shares plus the cash and the issue price of the Notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property may differ from the Income Fund's basis therein, and the restaurant properties may be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds following the Acquisition.

   For a discussion of the taxation of APF, see "Federal Income Tax Considerations--Taxation of APF" in the Prospectus/Consent Solicitation Statement.

     SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
        APF, FUNDS, ADVISOR AND CNL RESTAURANT FINANCIAL SERVICES GROUP
                      Nine Months Ended September 30, 1998

                                           Historical                                             Pro Forma
                        ---------------------------------------------------                -------------------------------
                                                                   CNL
                                          CNL                   Restaurant
                                        Income                  Financial
                                       Fund II,                  Services      Combined     Pro Forma           Combined
                            APF          Ltd.        Advisor      Group       Historical   Adjustments         Pro Forma
                        ------------  -----------  ----------- ------------  ------------  -----------        ------------
Operating Data
 Revenues:
 Rental and earned
  income..............  $ 22,947,199  $ 1,323,420  $       --  $        --   $ 24,270,619  $ 9,635,208 (a)    $ 33,915,561
                                                                                                 9,734 (b)
 Management fees......           --           --    21,405,127    5,122,366    26,527,493  (21,006,601)(c)
                                                                                            (2,875,906)(d)       2,644,986
 Interest and other
  income..............     6,117,911       60,100          751   18,463,647    24,642,409    1,526,547 (e)      26,168,956
                        ------------  -----------  ----------- ------------  ------------  -----------        ------------
 Total revenue........    29,065,110    1,383,520   21,405,878   23,586,013    75,440,521  (12,711,018)         62,729,503
Expenses:
 General and
  administrative......     1,539,004      160,654    6,701,115    6,704,482    15,105,255   (1,302,824)(f)
                                                                                            (1,415,100)(g)
                                                                                               (27,945)(h)      12,359,386
 Advisory fees........     1,248,393          --           --     1,026,231     2,274,624   (2,274,624)(i)             --
 State taxes..........       397,569       14,732       15,226      220,180       647,707       33,370 (j)         681,077
 Depreciation and
  amortization........     2,693,020      249,584      131,539    1,000,493     4,074,636    3,131,930 (k)(l)    7,206,566
 Interest expense.....           --           --       105,668   14,234,533    14,340,201      (68,670)(m)      14,271,531
 Paid to affiliates...           --           --       256,456    1,569,202     1,825,658   (1,825,658)(n)             --
                        ------------  -----------  ----------- ------------  ------------  -----------        ------------
 Total expenses.......     5,877,986      424,970    7,210,004   24,755,121    38,268,081   (3,749,521)         34,518,560
                        ------------  -----------  ----------- ------------  ------------  -----------        ------------
Net earnings (loss)
 before equity in
 earnings of joint
 ventures/minority
 interests, gain
 (loss) on sale of
 properties, gain on
 securitization, and
 provision for federal
 income taxes.........    23,187,124      958,550   14,195,874   (1,169,108)   37,172,440   (8,961,497)         28,210,943
                        ------------  -----------  ----------- ------------  ------------  -----------        ------------
Equity in earnings of
 joint
 ventures/minority
 interests............       (23,271)     319,894          --        12,452       309,075          --              309,075
Gain (loss) on sales
 of properties .......           --           --           --           --            --           --                  --
Gain on
 securitization.......           --           --           --     3,018,268     3,018,268          --            3,018,268
Other expenses........           --       (45,150)         --           --        (45,150)         --              (45,150)
Provision for federal
 income taxes.........           --           --     5,607,415      708,666     6,316,081   (6,316,081)(o)             --
                        ------------  -----------  ----------- ------------  ------------  -----------        ------------
Net earnings..........  $ 23,163,853  $ 1,233,294  $ 8,588,459 $  1,152,946  $ 34,138,552  $(2,645,416)       $ 31,493,136
                        ============  ===========  =========== ============  ============  ===========        ============
Other Data:
Weighted average
 number of shares of
 common stock
 outstanding during
 period...............    47,633,909          N/A          N/A          N/A           N/A          --           72,083,919 (p)
Total properties owned
 at end of period.....           357           38          N/A          N/A           N/A          --                  395
Funds from
 operations...........  $ 26,408,569  $ 1,482,878          N/A          N/A           N/A          --         $ 36,236,129
Total cash
 distributions
 declared*............  $ 26,460,446  $ 1,546,878          N/A          N/A           N/A          --         $ 36,236,129
Cash distributions
 declared per $10,000
 investment...........  $        572  $     1,112          N/A          N/A           N/A          --         $        503

                                           Historical                          Combined           Pro Forma
                                       September 30, 1998                     Historical      September 30, 1998
                        ---------------------------------------------------  ------------  -------------------------------
Balance Sheet Data
Real estate assets,
 net..................  $407,663,180  $12,917,620  $       --  $        --   $420,580,800  $ 6,257,390 (q)
                                                                                            26,052,741 (r)    $452,890,931
Mortgages/notes
 receivable...........    33,523,506       28,731          --   173,776,981   207,329,218      849,195 (r)     208,178,413
Accounts receivable,
 net..................       575,104       57,717    7,544,985    7,342,103    15,519,909   (8,024,778)(s)       7,495,131
Investment in/due from
 joint ventures.......       631,374    4,360,442          --           --      4,991,816    1,656,984 (q)       6,648,800
Total assets..........   566,383,967   18,397,678    8,429,809  197,528,789   790,740,243   28,832,813         819,573,056
Total
 liabilities/minority
 interest.............    14,478,585      741,613    5,049,152  185,998,045   206,267,395  (11,015,642)(s)(t)  195,251,753
Total equity..........   551,905,382   17,656,065    3,380,657   11,530,744   584,472,848   39,848,455 (q)(t)  624,321,303

--------
* Distributions for the nine months ended September 30, 1998 included $1,477,747 as a result of the distribution of net sales proceeds from the sales of two properties.

  (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and
      2) properties that were developed by APF from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

       Rental and earned income on Property Transactions by APF... $9,635,208

  (b) Represents $9,734 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1997.

  (c) Represents the elimination of intercompany fees between APF, Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees.......................................... $ (1,569,202)
       Secured equipment lease fee...............................      (44,426)
       Advisory fees.............................................   (1,722,383)
       Reimbursement of administrative costs.....................     (288,707)
       Acquisition fees..........................................  (15,392,193)
       Underwriting fees.........................................     (254,945)
       Administrative fees.......................................     (148,491)
       Executive fee.............................................     (310,000)
       Guarantee fees............................................      (93,750)
       Servicing fee.............................................   (1,014,117)
       Development fees..........................................     (166,876)
       Consulting fee............................................       (1,511)
                                                                  ------------
       Total..................................................... $(21,006,601)
                                                                  ============

  (d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

  (e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

  (f) Represents the elimination of intercompany expenses paid between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

       Reimbursement of administrative costs...................... $  (288,707)
       Servicing fee..............................................  (1,014,117)
                                                                   -----------
                                                                   $(1,302,824)
                                                                   ===========

  (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by APF were subject to capitalization during the entire period and 2) costs relating to properties not developed by APF were subject to capitalization up through the time that EITF 97-11 became effective.

       General and administrative costs........................... $(1,415,100)

  (h) Represents savings of $27,945 in professional services and administrative expenses resulting from reporting on one combined company versus 22 separate entities.

  (i) Represents the elimination of fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Advisory fees............................................... $(1,722,383)
       Administrative fees.........................................    (148,491)
       Executive fee...............................................    (310,000)
       Guarantee fees..............................................     (93,750)
                                                                    -----------
                                                                    $(2,274,624)
                                                                    ===========

  (j) Represents additional state taxes of $33,370 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the Income Fund had operated under a REIT structure.

  (k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (q) from acquiring the Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

       Depreciation expense.......................................... $1,557,623

  (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (q).

       Amortization of goodwill..................................... $1,574,307

  (m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in footnote (4), II (d) in the Notes to the Pro Forma Financial Statements attached to this Supplement.

       Interest expense............................................... $(68,670)

  (n) Represents the elimination of fees paid to affiliates for fees incurred between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees............................................ $(1,569,202)
       Underwriting fees...........................................    (254,945)
       Consulting fee..............................................      (1,511)
                                                                    -----------
                                                                    $(1,825,658)
                                                                    ===========

  (o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the acquisition. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

  (p) APF Shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved the proposal to amend and restate APF's articles of incorporation to increase the number of authorized APF Shares.

  (q) Represents the payment of $267,731 in cash and the issuance of 14,666,494 APF Shares in consideration for the purchase of the Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 using the Exchange Value of $10 per APF Share plus estimated transaction costs. The acquisitions of the Income Fund and the CNL Restaurant Financial Services Group have been accounted for under the purchase accounting method and goodwill was recognized to the extent the estimated value of the consideration paid exceeded the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on APF's statement of earnings. APF will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by APF.

       Income Fund................................................ $ 23,932,669
       Advisor....................................................   76,000,000
       CNL Restaurant Financial Services Group....................   47,000,000
                                                                   ------------
       Total Purchase Price (cash and shares).....................  146,932,669
       Less cash paid to Income Fund..............................     (267,731)
                                                                   ------------
       Share consideration........................................  146,644,938
       Transaction costs of APF...................................    8,933,000
                                                                   ------------
       Total costs incurred....................................... $155,597,938
                                                                   ============

    In addition, APF i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the Income Fund carrying value of land and building on operating leases by $6,257,390, investment in joint venture by $1,656,984, made downward adjustments to the carrying value of accrued rental income of $168,738, and made downward adjustments to other assets of $3,668,841 to adjust historical values to fair value,
    iii) recorded goodwill of $41,981,527 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $77,239,881 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $17,656,065 of the Income Fund, Advisor and CNL Restaurant Financial Services Group.

  (r) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

  (s) Represents the elimination by the Income Fund of $175,399 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by APF of $1,208,000 in related party payables recorded as receivables by the Advisor.

  (t) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the acquisition of the CNL Restaurant Businesses since the acquisition agreements require that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the acquisition.

         SELECTED HISTORICAL FINANCIAL DATA OF CNL INCOME FUND II, LTD.

   The following table sets forth certain financial information for the Income Fund, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of CNL Income Fund II, Ltd." in this Supplement.

                             Nine Months Ended
                               September 30,            Year Ended December 31,
                          ----------------------- -----------------------------------
                             1998        1997        1997        1996        1995
                          ----------- ----------- ----------- ----------- -----------
Revenues (1)............  $ 1,703,414 $ 1,957,732 $ 2,547,854 $ 2,455,884 $ 2,455,754
Net income (2)..........    1,233,294   1,969,023   3,639,880   1,866,961   1,838,517
Cash distributions
 declared (3)...........    2,778,878   1,782,000   2,376,000   2,376,000   2,376,000
Net income per Unit
 (2)....................        24.41       39.03       72.18       36.97       36.40
Cash distributions
 declared per Unit (3)..        55.58       35.64       47.52       47.52       47.52
Weighted average number
 of Limited Partner
 Units outstanding......       50,000      50,000      50,000      50,000      50,000
                               September 30,                  December 31,
                          ----------------------- -----------------------------------
                             1998        1997        1997        1996        1995
                          ----------- ----------- ----------- ----------- -----------
Total assets............  $18,397,678 $18,871,957 $19,959,059 $18,671,318 $19,110,615
Total partners'
 capital................   17,656,065  18,124,792  19,201,649  17,937,769  18,446,808

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(1) Revenues include equity in earnings of joint ventures.
(2) Net income for the nine months ended September 30, 1998 has been reduced by a real estate disposition fee of $41,150. Net income for the nine months ended September 30, 1997 includes $460,152 from gain on sale of land and building. Net income for the year ended December 31, 1997, includes $1,476,124 from gain on sale of land and buildings. Net income for the year ended December 31, 1997 also includes lease termination income of $214,000, recognized by the Income Fund in connection with consideration the Income Fund received for releasing the former tenants from their obligations under the terms of the leases of three of the restaurant properties sold.
(3) Distributions for the nine months ended September 30, 1998 included $1,232,003 as a result of the distribution of net sales proceeds from the sales of two properties.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
             AND RESULTS OF OPERATIONS OF CNL INCOME FUND II, LTD.

Introduction

   The Income Fund is a Florida limited partnership that was organized on November 13, 1986, to acquire for cash, either directly or through joint venture arrangements, both newly constructed and existing restaurant properties, as well as land upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food restaurant chains. The leases generally are triple-net leases, with the lessees responsible for all repairs and maintenance, property taxes, insurance and utilities. As of September 30, 1998, the Income Fund owned 38 restaurant properties, including three restaurant properties owned by joint ventures in which the Income Fund is a co-venturer and six restaurant properties owned with affiliates as tenants-in-common.

Liquidity and Capital Resources

 Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997

   During the nine months ended September 30, 1998 and 1997, the Income Fund generated cash from operations (which includes cash received from tenants, distributions from joint ventures, and interest and other income received, less cash paid for expenses) of $1,601,005 and $1,579,694, respectively. The increase in cash from operations for the nine months ended September 30, 1998, as compared to the nine months ended September 30, 1997, is primarily a result of changes in the Income Fund's working capital.

   Other sources and uses of capital included the following items during the nine months ended September 30, 1998.

   During January 1998, the Income Fund used a portion of the net sales proceeds from the 1997 sale of two restaurant properties to acquire a restaurant property in Overland Park, Kansas, and a restaurant property in Memphis, Tennessee, as tenants-in-common with certain of our affiliates. In connection therewith, the Income Fund and the affiliates entered into separate agreements whereby each co-venturer will share in the profits and losses of each restaurant property in proportion to its applicable percentage interest. As of September 30, 1998, the Income Fund owned a 39.42% and a 13.38% interest in the restaurant property in Overland Park, Kansas and the restaurant property in Memphis, Tennessee, respectively.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term, highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to the partners. At September 30, 1998, the Income Fund had $850,422 invested in such short-term investments, as compared to $470,194 at December 31, 1997. The increase in cash and cash equivalents during the nine months ended September 30, 1998, is primarily attributable to the release of funds held in escrow at December 31, 1997 relating to the sales of certain restaurant properties during 1997. The funds remaining at September 30, 1998, after payment of distributions and other liabilities, will be used to meet the Income Fund's working capital and other needs.

   Total liabilities of the Income Fund, including distributions payable, decreased to $741,613 at September 30, 1998, from $757,410 at December 31, 1997. We believe that the Income Fund has sufficient cash on hand to meet its current working capital needs.

   Based on (i) current and anticipated future cash from operations, (ii) for the nine months ended September 30, 1998, a portion of the proceeds received from the 1997 sales of the restaurant properties as described above, and (iii) for the nine months ended September 30, 1997, the $214,000 in termination fees received in conjunction with the sale of the two restaurant properties in Farmington Hills, Michigan, in October 1997, the Income Fund declared distributions to the Limited Partners of $2,778,878 and $1,782,000 for the nine months ended September 30, 1998 and 1997, respectively ($515,625 and $594,000 for the quarters ended

September 30, 1998 and 1997, respectively). This represents distributions for the applicable nine months of $55.58 and $35.64 per unit, respectively ($10.31 and $11.88 for the quarters ended September 30, 1998 and 1997, respectively). Distributions for the nine months ended September 30, 1998 included $1,232,003 as a result of the distribution of the majority of the net sales proceeds from the 1997 sale of the restaurant properties in Avon Park, Florida and Farmington Hills, Michigan. This special distribution was effectively a return of a portion of the Limited Partners' investment; although, in accordance with the Income Fund agreement, it was applied to the Limited Partners' unpaid preferred return. As a result of the sale of the restaurant properties, the Income Fund's total revenue was reduced, while the majority of the Income Fund's operating expenses remained fixed. Therefore, distributions of net cash flow were adjusted for the nine months ended September 30, 1998. No distributions were made to us for the quarters and nine months ended September 30, 1998 and 1997. No amounts distributed to the Limited Partners for the nine months ended September 30, 1998 and 1997, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   We, as the general partners of the Income Fund, have the right, but not the obligation, to make additional capital contributions if we deem it appropriate in connection with the operations of the Income Fund.

 The Years Ended December 31, 1997, 1996 and 1995

   The Income Fund's primary source of capital for the years ended December 31, 1997, 1996 and 1995, was cash from operations (which includes cash received from tenants, distributions from joint ventures and interest received, less cash paid for expenses). Cash from operations was $2,157,912, $2,347,731 and $2,168,367 for the years ended December 31, 1997, 1996 and 1995, respectively. The decrease in cash from operations during 1997, as compared to 1996, is primarily a result of changes in the Income Fund's working capital, and the increase in cash from operations during 1996, as compared to 1995, is primarily a result of changes in income and expenses as described in "Results of Operations" below, and as a result of changes in the Income Fund's working capital. Cash from operations was also affected by the following transactions during the years ended December 31, 1997, 1996 and 1995.

   In 1993, the Income Fund accepted a promissory note from the tenant of two restaurant properties in Farmington Hills, Michigan, whereby $61,987, which had been included in receivables for past due rents, was converted to a loan receivable. The loan, which was non-interest bearing, was being collected in 48 monthly installments with collections commencing January 1993. The receivable was collected in full during 1996.

   In March 1996, the Income Fund accepted a promissory note from the former tenant of the restaurant property in Gainesville, Texas, in the amount of $96,502, representing past due rental and other amounts that had been included in receivables and for which the Income Fund had established an allowance for doubtful accounts, and real estate taxes previously recorded as an expense by the Income Fund. Payments are due in 60 monthly installments of $2,156, including interest at a rate of 11% per annum, commencing on June 1, 1996. Due to the uncertainty of the collectibility of this note, the Income Fund established an allowance for doubtful accounts and is recognizing income as collected. During 1997, the Income Fund collected and recognized as income approximately $18,100 relating to this promissory note. As of December 31, 1997 and 1996, the balances in the allowance for doubtful accounts relating to this promissory note were $74,590 and $92,987, respectively, including accrued interest of $2,654 and $3,493, respectively.

   Other sources and uses of capital included the following during the years ended December 31, 1997, 1996 and 1995.

   In November 1995, the Income Fund entered into a new lease for the restaurant property in Lombard, Illinois. In connection therewith, the Income Fund incurred approximately $40,600 in renovation costs which were paid during the years ended December 31, 1996 and 1997. Additional renovation costs of $25,000 were funded by the tenant, in accordance with the terms of the lease. The renovations were completed in November 1996 and rental payments commenced in July 1997, in accordance with the terms of the lease.

   In January 1996, the Income Fund entered into a promissory note with CNL Realty Corp., the corporate general partner, for a loan in the amount of $26,300 in connection with the operations of the Income Fund. The loan, which was uncollateralized and bore interest at a rate of prime plus 0.25% per annum was due on demand. The Income Fund repaid the loan in full, along with approximately $200 in interest, to the corporate general partner. In addition, in 1996, the Income Fund entered into various promissory notes with the corporate general partner for loans totalling $177,600 in connection with the operations of the Income Fund. The loans were uncollateralized, non-interest bearing and due on demand. As of December 31, 1996, the Income Fund had repaid the loans in full to the corporate general partner. In addition, in 1997, the Income Fund entered into various promissory notes with the corporate general partner for loans totalling $721,000 in connection with the operations of the Income Fund. The loans were uncollateralized, non-interest bearing and due on demand. As of December 31, 1997, the Income Fund had repaid the loans in full to the corporate general partner.

   In January 1997, Show Low Joint Venture, in which the Income Fund owns a 64% interest, sold its restaurant property to the tenant for $970,000, resulting in a gain to the joint venture of approximately $360,000 for financial reporting purposes. The restaurant property was originally contributed to Show Low Joint Venture in July 1990 and had a total cost of approximately $663,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the joint venture sold the restaurant property for approximately $306,500 in excess of its original purchase price. In June 1997, Show Low Joint Venture reinvested $782,413 of the net sales proceeds in a Darryl's restaurant property in Greensboro, North Carolina. As of December 31, 1997, the Income Fund had received approximately $124,400 representing a return of capital for its pro-rata share of the uninvested net sales proceeds. The Income Fund used these amounts to pay liabilities of the Income Fund, including quarterly distributions to the Limited Partners.

   During 1997, the Income Fund sold its restaurant property in Eagan, Minnesota, to the tenant, for $668,033 and received net sales proceeds of $665,882, of which $42,000 were in the form of a promissory note, resulting in a gain of $158,251 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in August 1987 and had a cost of approximately $601,100, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $64,800 in excess of its original purchase price. In October 1997, the Income Fund reinvested the net cash sales proceeds of approximately $623,900 in a restaurant property in Mesa, Arizona, as tenants-in-common with one of our affiliates. In connection therewith, the Income Fund and its affiliate entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to each co-venturer's interest. The Income Fund owns a 57.77% interest in the restaurant property. The Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any (at a level reasonably assumed by us), resulting from the sale.

   In connection with the sale during 1997 of its restaurant property in Eagan, Minnesota, the Income Fund accepted a promissory note in the principal sum of $42,000. The promissory note bears interest at a rate of 10.50% per annum, is collateralized by personal property and is being collected in 18 monthly installments of interest only and thereafter, the entire principal balance shall become due. As of December 31, 1997, the mortgage note receivable was $42,734, including accrued interest of $734.

   In addition, during 1997, the Income Fund sold its restaurant properties in Jacksonville, Plant City and Avon Park, Florida; its restaurant property in Mathis, Texas and two restaurant properties in Farmington Hills, Michigan to third parties for aggregate sales prices of $4,162,006 and received aggregate net sales proceeds (net of $18,430, which represents amounts due to the former tenant for prorated rents) of $4,035,196, resulting in aggregate gains of $1,317,873 for financial reporting purposes. These six restaurant properties were originally acquired by the Income Fund during 1987 and had aggregate costs of approximately $3,338,800, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold these six restaurant properties for approximately $714,400, in the aggregate, in excess of their original aggregate purchase prices. During 1997, the Income Fund reinvested approximately $1,512,400 of these net sales proceeds in a restaurant property in Vancouver, Washington, and a restaurant property in Smithfield, North Carolina, as tenants-in-common with certain of our affiliates. As of December 31, 1997, remaining net sales proceeds from five of the six restaurant properties of $2,470,175, including accrued interest of $12,505, were being held in interest bearing escrow accounts. Some of the sales transactions, or portions thereof, relating to the sales of these six restaurant properties and the reinvestment of some of the net sales proceeds in additional restaurant properties qualified as like-kind exchange transactions for federal income tax purposes. However, the Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any (at a level reasonably assumed by us), resulting from these sales and distributed the remaining net sales proceeds to the Limited Partners in 1998. In connection with the sale of both of the Farmington Hills, Michigan restaurant properties, the Income Fund also received $214,000 as a lease termination fee from the former tenant in consideration of the Income Fund's releasing the tenant from its obligation under the terms of the leases.

   None of the restaurant properties owned by the Income Fund or the joint ventures in which the Income Fund owns an interest is or may be encumbered. Subject to certain restrictions on borrowing from us, however, the Income Fund may borrow, in our discretion, for the purpose of maintaining the operations and paying liabilities of the Income Fund including quarterly distributions. The Income Fund will not borrow for the purpose of returning capital to the Limited Partners. The Income Fund will not encumber any of the restaurant properties in connection with any borrowing or advances. The Income Fund also will not borrow under circumstances which would make the Limited Partners liable to creditors of the Income Fund. Certain of our affiliates from time to time incur certain operating expenses on behalf of the Income Fund for which the Income Fund reimburses the affiliates without interest.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term, highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to the partners. At December 31, 1997, the Income Fund had $470,194 invested in such short-term investments, as compared to $318,756 at December 31, 1996.

   During 1997, 1996 and 1995, certain of our affiliates incurred on behalf of the Income Fund $68,555, $103,909 and $95,036, respectively, for certain operating expenses. As of December 31, 1997 and 1996, the Income Fund owed $126,284 and $45,078, respectively, to affiliates for such amounts and accounting and administrative services. Amounts payable to other parties, including distributions payable, decreased to $605,826 at December 31, 1997, from $642,163 at December 31, 1996. Liabilities at December 31, 1997, to the extent they exceed cash and cash equivalents at December 31, 1997, will be paid from future cash from operations, from proceeds from sales of restaurant properties as described above, from collections of amounts received in accordance with the agreement relating to past due rents described above, and, in the event we elect to make additional contributions or loans to the Income Fund, from future contributions or loans from us.

   Based primarily on current and anticipated future cash from operations, the return of capital from Show Low Joint Venture, a portion of the proceeds received from the sale of restaurant properties as described above, and loans received from us, the Income Fund declared distributions to the Limited Partners of $2,376,000 for each of the years ended December 31, 1997, 1996 and 1995. This represents distributions of $47.52 per Unit for each of the years ended December 31, 1997, 1996 and 1995. In deciding whether to sell restaurant properties, we will consider factors such as potential capital appreciation, net cash flow, and federal income tax considerations. The reduced number of restaurant properties for which the Income Fund receives rental payments, as well as ongoing operations, is expected to reduce the Income Fund's revenues. The decrease in Income Fund revenues, combined with the fact that a significant portion of the Income Fund's expenses are fixed in nature, is expected to result in a decrease in cash distributions to the Limited Partners during 1998. No amounts distributed or to be distributed to the Limited Partners for the years ended December 31, 1997, 1996 and 1995, are required to be treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions.

   We believe that the restaurant properties are adequately covered by insurance. In addition, we have obtained contingent liability and property coverage for the Income Fund. This insurance is intended to reduce the Income Fund's exposure in the unlikely event a tenant's insurance policy lapses or is insufficient to cover a claim relating to the restaurant property.

   Due to low operating expenses and ongoing cash flow, we do not believe that working capital reserves are necessary at this time. In addition, because the leases for the Income Fund's restaurant properties are on a triple-net basis, it is not anticipated that a permanent reserve for maintenance and repairs will be established at this time. To the extent, however, that the Income Fund has insufficient funds for such purposes, we will contribute to the Income Fund an aggregate amount of up to one percent of the offering proceeds for maintenance and repairs.

Results of Operations

 Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997

   During the nine months ended September 30, 1997, the Income Fund owned and leased 36 wholly-owned restaurant properties (including seven restaurant properties sold in 1997), and during the nine months ended September 30, 1998, the Income Fund owned and leased 29 wholly-owned restaurant properties, to operators of fast-food and family-style restaurant chains. In connection therewith, during the nine months ended September 30, 1998 and 1997, the Income Fund earned $1,323,420 and $1,589,749, respectively, in rental income and contingent rental income from these restaurant properties, $452,276 and $545,365 of which was earned during the quarters ended September 30, 1998 and 1997, respectively. The decrease in rental income and contingent rental income during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997 is primarily attributable to a decrease in rental income and contingent rental income as a result of the sales of seven restaurant properties during 1997. The Income Fund reinvested the majority of the net sales proceeds from the 1997 sales of several restaurant properties in restaurant properties held as tenants-in-common with certain of our affiliates resulting in an increase in equity in earnings of joint ventures, as described below. Rental income and contingent rental income are expected to remain at reduced amounts as a result of the Income Fund distributing the majority of the net sales proceeds from the 1997 sales of the restaurant properties in Avon Park, Florida and Farmington Hills, Michigan.

   In addition, during the nine months ended September 30, 1998 and 1997, the Income Fund earned $60,100 and $34,466, respectively in interest and other income, $17,361 and $17,521 of which was earned during the quarters ended September 30, 1998 and 1997, respectively. The increase in interest and other income for the nine months ended September 30, 1998 is primarily due to an increase in interest income earned on net sales proceeds relating to the sales of several properties during 1997 described above, pending the reinvestment of the net sales proceeds in additional restaurant properties and distributions to Limited Partners.

   For the nine months ended September 30, 1997, the Income Fund also owned and leased four restaurant properties indirectly through joint venture arrangements (including one restaurant property in Show Low Joint Venture, which was sold in January 1997) and one restaurant property as tenants-in-common with one of our affiliates. In addition, for the nine months ended September 30, 1998, the Income Fund owned and leased three restaurant properties indirectly through joint venture arrangements and six restaurant properties as tenants-in-common with certain of our affiliates. In connection therewith, during the nine months ended September 30, 1998 and 1997, the Income Fund earned $319,894 and $333,517, respectively, attributable to net income earned by these joint ventures, $104,979 and $40,610 of which was earned during the quarters ended September 30, 1998 and 1997, respectively. The decrease in net income earned by joint ventures for the nine months ended September 30, 1998, is primarily attributable to the fact that in January 1997, Show Low Joint Venture, in which the Income Fund owns a 64% interest, recognized a gain of approximately $360,000 for financial reporting purposes as a result of the sale of its restaurant property. Show Low Joint Venture reinvested the majority of the net sales proceeds in an additional property in June 1997. The decrease in net income earned by joint ventures during the nine months ended September 30, 1998, is partially offset by, and the increase in net income earned by joint ventures during the quarter ended September 30, 1998 is primarily attributable to, the fact that subsequent to September 30, 1997, the Income Fund reinvested the net sales proceeds from the sale of five restaurant properties during 1997, in five restaurant properties with certain of our affiliates as tenants-in-common.

   Operating expenses, including depreciation and amortization, were $424,970 and $448,861 for the nine months ended September 30, 1998 and 1997, respectively, of which $153,104 and $138,539 were incurred for the quarters ended September 30, 1998 and 1997, respectively. Depreciation expense during the quarter and nine months ended September 30, 1998, decreased, as compared to the same periods in 1997, primarily as a result of the sales of several restaurant properties during 1997. General operating and administrative expenses increased during the quarter and nine months ended September 30, 1998, primarily due to the Income Fund incurring roof repairs relating to the restaurant property in Lombard, Illinois. The Income Fund has entered into a new lease for this restaurant property and does not anticipate incurring such expenses in future periods.

   During the nine months ended September 30, 1998, the Income Fund recorded deferred, subordinated real estate disposition fees of $45,150 payable to CNL Fund Advisors, Inc. relating to the 1997 sales of the restaurant properties in Avon Park, Florida and Farmington Hills, Michigan. Initially, the Income Fund considered reinvesting the sales proceeds in additional restaurant properties and therefore did not include these amounts in the determination of the gain on sale for financial reporting purposes during 1997. However, during the nine months ended September 30, 1998, the Income Fund declared a special distribution of net sales proceeds from these restaurant properties payable to the Limited Partners. Accordingly, the Income Fund recorded these subordinated real estate disposition fees during the nine months ended September 30, 1998. The payment of these fees is subordinated to the Limited Partners receiving their 10% preferred return and their adjusted capital.

   As a result of the sales of the restaurant properties in Eagan, Minnesota and Jacksonville, Florida, during 1997, the Income Fund recognized gains of $301,901 and $460,152 for financial reporting purposes during the quarter and nine months ended September 30, 1997, respectively. No restaurant properties were sold during the quarter and nine months ended September 30, 1998.

 The Years Ended December 31, 1997, 1996 and 1995

   During 1995, 1996 and 1997, the Income Fund owned and leased 36 wholly-owned restaurant properties (including seven restaurant properties, one in each of Eagan, Minnesota, which was sold in June 1997, Jacksonville, Florida, which was sold in September 1997, Plant City, Florida, which was sold in October 1997, Mathis, Texas and Avon Park, Florida which were sold in December 1997 and two restaurant properties in Farmington Hills, Michigan, which were sold in October
1997). In addition, during 1995, 1996 and 1997, the Income Fund was a co-venturer in three separate joint ventures that each owned and leased one restaurant property, and during 1995 and 1996, the Income Fund and an affiliate owned and leased one restaurant property as tenants-in-common. During 1997, the Income Fund owned and leased four restaurant properties with affiliates as tenants-in-common. As of December 31, 1997, the Income Fund owned, either directly, as tenants-in-common with affiliates, or through joint venture arrangements, 36 restaurant properties, which are, in general, subject to long-term triple-net leases. The leases of the restaurant properties provide for minimum base annual rental amounts (payable in monthly installments) ranging from approximately $8,100 to $222,800. Generally, the leases provide for percentage rent based on sales in excess of a specified amount to be paid annually. In addition, certain leases provide for increases in the annual base rent during the lease term.

   During the years ended December 31, 1997, 1996 and 1995, the Income Fund earned $2,024,119, $2,224,500 and $2,207,971, respectively, in rental income from the Income Fund's wholly-owned restaurant properties described above. Rental income for 1997, as compared to 1996, decreased approximately $218,900 primarily as the result of the sales during 1997 of the two restaurant properties in Farmington Hills, Michigan and the restaurant properties in Plant City, Florida; Mathis, Texas; Jacksonville, Florida; Eagan, Michigan and Avon Park, Florida. The decrease in rental income was partially offset by an increase of approximately $12,200 during 1997 due to the fact that rental payments began in July 1997 under the new lease for the restaurant property in Lombard, Illinois, as described above in "Liquidity and Capital Resources." Rental income earned from wholly-owned restaurant properties is expected to decrease during 1998 as a result of the Income Fund reinvesting the net sales proceeds in restaurant properties held as tenants-in-common with certain of our affiliates, and distributing net sales proceeds to the Limited Partners, as described above in "Liquidity and Capital Resources."

   During the years ended December 31, 1997, 1996 and 1995, the Income Fund also earned $68,920, $79,313 and $70,159, respectively, in contingent rental income. The decrease in contingent rental income for 1997, as compared to 1996, is primarily due to the sales of several restaurant properties, the leases of which required the payment of contingent rental income. Contingent rental income for the year ended December 31, 1996, as compared to 1995, increased primarily as a result of an increase in gross sales of certain restaurant properties that are subject to leases requiring the payment of contingent rental income.

   For the years ended December 31, 1997, 1996 and 1995, the Income Fund also earned $389,915, $130,996 and $153,677, respectively, attributable to net income earned by joint ventures in which the Income Fund is a co-venturer. The increase in net income earned by joint ventures is primarily attributable to the fact that Show Low Joint Venture, in which the Income Fund owns a 64% interest, recognized a gain of approximately $360,000 for financial reporting purposes as a result of the sale of its restaurant property in January 1997, as described above in "Liquidity and Capital Resources." Show Low Joint Venture reinvested the majority of the net sales proceeds in an additional restaurant property in June 1997. In addition, the increase in net income earned by joint ventures during 1997, as compared to 1996, is attributable to the fact that during 1997, the Income Fund acquired an interest in a restaurant property in Mesa, Arizona, a restaurant property in Smithfield, North Carolina and a restaurant property in Vancouver, Washington, all of which are owned with affiliates as tenants-in-common, as described above in "Liquidity and Capital Resources." The increase in net income earned by joint ventures during 1997, as compared to 1996, and the decrease in net income earned by joint ventures during 1996, as compared to 1995, is primarily a result of the fact that during 1996, the former tenant of the restaurant property in Arvada, Colorado, owned with an affiliate as tenants-in-common, defaulted under the terms of its lease. The Income Fund and the affiliate, as tenants-in-common, entered into a new lease for this restaurant property with a new tenant during 1996.

   During at least one of the years ended December 31, 1997, 1996 and 1995, two of the Income Fund's lessees, Golden Corral Corporation and Restaurant Management Services, Inc., each contributed more than 10% of the Income Fund's total rental income (including the Income Fund's share of rental income from three restaurant properties owned by joint ventures and four restaurant properties owned with affiliates as tenants-in-common). As of December 31, 1997, Golden Corral Corporation was the lessee under leases relating to six restaurants and Restaurant Management Services, Inc. was the lessee under leases relating to four restaurants. It is anticipated that, based on the minimum annual rental payments required by the leases, Golden Corral Corporation will continue to contribute more than 10% of the Income Fund's total rental income during 1998 and subsequent years. In addition, during at least one of the three years ending December 31, 1997, 1996 and 1995, five restaurant chains, Golden Corral, Popeyes, KFC, Denny's and Wendy's, each accounted for more than 10% of the Income Fund's total rental income (including the Income Fund's share of the rental income from three restaurant properties owned by joint ventures and four restaurant properties owned with affiliates as tenants-in-common). In subsequent years, it is anticipated that Golden Corral, Popeyes, KFC and Wendy's each will continue to account for more than 10% of the total rental income to which the Income Fund is entitled under the terms of its leases. Any failure of these lessees or restaurant chains could materially affect the Income Fund's income.

   Operating expenses, including depreciation and amortization expense, were $598,098, $588,923 and $617,237 for the years ended December 31, 1997, 1996 and
1995, respectively. The increase in operating expenses during 1997, as compared to 1996, is partially due to the fact that the Income Fund recorded bad debt expense for past due rental amounts relating to the restaurant property in Eagan, Minnesota, due to financial difficulties of the tenant. This restaurant property was sold in June 1997, as described above in "Liquidity and Capital Resources." The increase in operating expenses during 1997, as compared to 1996, was also attributable to, and the decrease in operating expenses during 1996, as compared to 1995, was partially offset by, an increase in accounting and administrative expenses associated with operating the Income Fund and its restaurant properties.

   The increase in operating expenses during 1997, as compared to 1996, was partially offset by a decrease in depreciation expense which resulted from the sale of the seven restaurant properties during 1997, as described above in "Liquidity and Capital Resources." The decrease in operating expenses during 1996, as compared to 1995, was primarily a result of the fact that during 1995, the Income Fund expensed the balance of unamortized lease costs totalling approximately $35,600, relating to the original lease for the restaurant property in Gainesville, Texas, following the termination of such lease during the year ended December 31, 1995.

   As a result of the sales of the two restaurant properties in Farmington Hills, Michigan and the restaurant properties in Eagan, Minnesota; Jacksonville, Florida; Plant City, Florida; Mathis, Texas and Avon Park, Florida, as described above in "Liquidity and Capital Resources," the Income Fund recognized gains totalling $1,476,124 during the year ended December 31, 1997, for financial reporting purposes. In addition, in connection with the sale of the restaurant properties in Farmington Hills, Michigan, the Income Fund also received $214,000 as a lease termination fee from the former tenant in consideration of the Income Fund's releasing the tenant from its obligation under the terms of the leases. No such transactions occurred during the years ended December 31, 1996 and 1995.

General

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." The adoption of this consensus did not have a material effect on the Income Fund's financial position or results of operations.

   The Income Fund's leases as of September 30, 1998, are, in general, triple-net leases and contain provisions that we believe mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain restaurant sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Management expects that increases in restaurant sales volumes due to inflation and real sales growth should result in an increase in rental income (for certain restaurant properties) over time. Continued inflation also may cause capital appreciation of the Income Fund's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.

   The Year 2000 problem is the result of information technology systems and embedded systems (products which are made with microprocessor (computer) chips such as HVAC systems, physical security systems and elevators) using a two-digit format, as opposed to four digits, to indicate the year. Such information technology and embedded systems may be unable to properly recognize and process date-sensitive information beginning January 1, 2000.

   The Income Fund does not have any information technology systems. Certain of our affiliates provide all services requiring the use of information technology systems pursuant to a management agreement with the Income Fund. The maintenance of embedded systems, if any, at the Income Fund's properties is the responsibility of the tenants of the properties in accordance with the terms of the Income Fund's leases. We and our affiliates have established a team dedicated to reviewing the internal information technology systems used in the operation of the Income Fund, and the information technology and embedded systems and the Year 2000 compliance plans of the Income Fund's tenants, significant suppliers, financial institutions and transfer agent.

   The information technology infrastructure of our affiliates consists of a network of personal computers and servers that were obtained from major suppliers. The affiliates utilize various administrative and financial software applications on that infrastructure to perform the business functions of the Income Fund. Our inability and that of our affiliates to identify and timely correct material Year 2000 deficiencies in the software and/or infrastructure could result in an interruption in, or failure of, certain of the Income Fund's business activities or operations. Accordingly, we and our affiliates have requested and are evaluating documentation from the suppliers of our affiliates regarding the Year 2000 compliance of their products that are used in the business activities or operations of the Income Fund. The costs expected to be incurred by us and our affiliates to become Year 2000 compliant will be incurred by us and our affiliates; therefore, these costs will have no impact on the Income Fund's financial position or results of operations.

   The Income Fund has material third party relationships with its tenants, financial institutions and transfer agent. The Income Fund depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. If any of these third parties are unable to meet their obligations to the Income Fund because of the Year 2000 deficiencies, such a failure may have a material impact on the Income Fund. Accordingly, we have requested and are evaluating documentation from the Income Fund's tenants, financial institutions, and transfer agent relating to their Year 2000 compliance plans. At this time, we have not yet received sufficient certifications to be assured that the tenants, financial institutions, and transfer agent have fully considered and mitigated any potential material impact of the Year 2000 deficiencies. Therefore, we do not, at this time, know of the potential costs to the Income Fund of any adverse impact or effect of any Year 2000 deficiencies by these third parties.

   We currently expect that all Year 2000 compliance testing and any necessary remedial measures on the information technology systems used in the business activities and operations of the Income Fund will be completed prior to June 30, 1999. Based on the progress we and our affiliates have made in identifying and addressing the Income Fund's Year 2000 issues and the plan and timeline to complete the compliance program, we do not foresee significant risks associated with the Income Fund's Year 2000 compliance at this time. Because we and our affiliates are still evaluating the status of the systems used in business activities and operations of the Income Fund and the systems of the third parties with which the Income Fund conducts its business, we have not yet developed a comprehensive contingency plan and are unable to identify "the most reasonably likely worst case scenario" at this time. As we identify significant risks related to the Income Fund's Year 2000 compliance or if the Income Fund's Year 2000 compliance program's progress deviates substantially from the anticipated timeline, we will develop appropriate contingency plans.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Condensed Balance Sheets as of September 30, 1998 and December 31, 1997...   F-1

Condensed Statements of Income for the Quarters and Nine Months Ended
 September 30, 1998 and 1997..............................................   F-2

Condensed Statements of Partner's Capital for the Nine Months Ended
 September 30, 1998 and for the Year Ended December 31, 1997..............   F-3

Condensed Statements of Cash Flows for the Nine Months Ended September 30,
 1998 and 1997............................................................   F-4

Notes to Condensed Financial Statements for the Quarters and Nine Months
 Ended September 30, 1998 and 1997........................................   F-5

Report of Independent Accountants.........................................   F-7

Balance Sheets as of December 31, 1997 and 1996...........................   F-8

Statements of Income for the Years Ended December 31, 1997, 1996 and
 1995.....................................................................   F-9

Statements of Partner's Capital for the Years Ended December 31, 1997,
 1996 and 1995............................................................  F-10

Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 1995.....................................................................  F-11

Notes to Financial Statements for the Years Ended December 31, 1997, 1996
 and 1995.................................................................  F-12

Unaudited Pro Forma Financial Information.................................  F-20

Unaudited Pro Forma Balance Sheet as of September 30, 1998................  F-21

Unaudited Pro Forma Income Statement for the Nine Months Ended September
 30, 1998.................................................................  F-22

Unaudited Pro Forma Income Statement for the Year Ended December 31,
 1997.....................................................................  F-23

Notes and Management's Assumptions to Unaudited Pro Forma Financial
 Statements...............................................................  F-24

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                      September 30, December 31,
                                                          1998          1997
                                                      ------------- ------------
                       ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $3,549,043 and
 $3,302,095.........................................   $12,917,620  $13,164,568
Investment in joint ventures........................     4,360,442    3,568,155
Mortgage note receivable............................        28,731       42,734
Cash and cash equivalents...........................       850,422      470,194
Restricted cash.....................................           --     2,470,175
Receivables, less allowance for doubtful accounts of
 $70,868 and $83,254................................        57,717       80,577
Prepaid expenses....................................         7,601        5,510
Lease costs, less accumulated amortization of
 $14,156 and $11,520................................         6,407        9,043
Accrued rental income...............................       168,738      148,103
                                                       -----------  -----------
                                                       $18,397,678  $19,959,059
                                                       ===========  ===========
         LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................   $    18,197  $     7,170
Accrued and escrowed real estate taxes payable......         5,417        4,656
Distributions payable...............................       515,625      594,000
Due to related parties..............................       175,399      126,284
Rents paid in advance and deposits..................        26,975       25,300
                                                       -----------  -----------
    Total liabilities...............................       741,613      757,410
Partners' capital...................................    17,656,065   19,201,649
                                                       -----------  -----------
                                                       $18,397,678  $19,959,059
                                                       ===========  ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                          Quarter Ended     Nine Months Ended
                                          September 30,       September 30,
                                        ----------------- ----------------------
                                          1998     1997      1998        1997
                                        -------- -------- ----------  ----------
Revenues:
  Rental income from operating
   leases.............................  $450,831 $522,972 $1,321,975  $1,567,356
  Contingent rental income............     1,445   22,393      1,445      22,393
  Interest and other income...........    17,361   17,521     60,100      34,466
                                        -------- -------- ----------  ----------
                                         469,637  562,886  1,383,520   1,624,215
                                        -------- -------- ----------  ----------
Expenses:
  General operating and
   administrative.....................    65,025   33,496    129,895      93,225
  Bad debt expense....................       --       --         --       18,033
  Professional services...............     5,119    3,557     30,759      13,907
  Real estate taxes...................       --       --         --        1,259
  State and other taxes...............       --       --      14,732      10,403
  Depreciation and amortization.......    82,960  101,486    249,584     312,034
                                        -------- -------- ----------  ----------
                                         153,104  138,539    424,970     448,861
                                        -------- -------- ----------  ----------
Income Before Equity in Earnings of
 Joint Ventures, Gain on Sale of Land
 and Buildings and Real Estate
 Disposition Fees.....................   316,533  424,347    958,550   1,175,354
Equity in Earnings of Joint Ventures..   104,979   40,610    319,894     333,517
Gain on Sale of Land and Buildings....       --   301,901        --      460,152
Real Estate Disposition Fees..........       --       --     (45,150)        --
                                        -------- -------- ----------  ----------
Net Income............................  $421,512 $766,858 $1,233,294  $1,969,023
                                        ======== ======== ==========  ==========
Allocation of Net Income:
  General partners....................  $  4,214 $  5,636 $   12,783  $   17,583
  Limited partners....................   417,298  761,222  1,220,511   1,951,440
                                        -------- -------- ----------  ----------
                                        $421,512 $766,858 $1,233,294  $1,969,023
                                        ======== ======== ==========  ==========
Net Income Per Limited Partner Unit...  $   8.35 $  15.22 $    24.41  $    39.03
                                        ======== ======== ==========  ==========
Weighted Average Number of Limited
 Partner Units Outstanding............    50,000   50,000     50,000      50,000
                                        ======== ======== ==========  ==========


                See accompanying notes to financial statements.

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                               Nine Months Ended  Year Ended
                                                 September 30,   December 31,
                                                     1998            1997
                                               ----------------- ------------
General partners:
  Beginning balance...........................    $   373,111     $   342,375
  Net income..................................         12,783            30,736
                                                  -----------    -----------
                                                      385,894        373,111
                                                  -----------    -----------
Limited partners:
  Beginning balance...........................     18,828,538      17,595,394
  Net income..................................      1,220,511        3,609,144
  Distributions ($55.58 and $47.52 per limited
   partner unit, respectively)................     (2,778,878)     (2,376,000)
                                                  -----------    -----------
                                                   17,270,171      18,828,538
                                                  -----------    -----------
Total partners' capital.......................    $17,656,065     $19,201,649
                                                  ===========    ===========



                See accompanying notes to financial statements.

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                         Nine Months Ended
                                                           September 30,
                                                      ------------------------
                                                         1998         1997
                                                      -----------  -----------
Increase (Decrease) in Cash and Cash Equivalents:
  Net Cash Provided by Operating Activities.......... $ 1,601,005  $ 1,579,694
                                                      -----------  -----------
  Cash Flows from Investing Activities:
    Proceeds from sale of land and building..........         --     1,259,417
    Additions to land and buildings on operating
     leases..........................................         --       (29,526)
    Return of capital from joint venture.............         --       124,440
    Investment in joint ventures.....................    (834,888)         --
    Collections on mortgage note receivable..........      13,694          --
    Decrease (increase) in restricted cash...........   2,457,670   (1,259,417)
    Payment of lease costs...........................         --        (4,507)
                                                      -----------  -----------
      Net cash provided by investing activities......   1,636,476       90,407
                                                      -----------  -----------
  Cash Flows from Financing Activities:
    Proceeds from loans from corporate general part-
     ner.............................................         --       721,000
    Repayment of loans from corporate general part-
     ner.............................................         --      (721,000)
    Distributions to limited partners................  (2,857,253)  (1,782,000)
                                                      -----------  -----------
      Net cash used in financing activities..........  (2,857,253)  (1,782,000)
                                                      -----------  -----------
Net Increase (Decrease) in Cash and Cash Equiva-
 lents...............................................     380,228     (111,899)
Cash and Cash Equivalents at Beginning of Period.....     470,194      318,756
                                                      -----------  -----------
Cash and Cash Equivalents at End of Period........... $   850,422  $   206,857
                                                      ===========  ===========
Supplemental Schedule of Non-Cash Investing and Fi-
 nancing Activities:
  Mortgage note accepted in exchange for sale of land
   and building...................................... $       --   $    42,000
                                                      ===========  ===========
  Deferred real estate disposition fees incurred and
   unpaid at end of period........................... $    45,150  $       --
                                                      ===========  ===========
  Distributions declared and unpaid at end of peri-
   od................................................ $   515,625  $   594,000
                                                      ===========  ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

           Quarters and Nine Months Ended September 30, 1998 and 1997

1. Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter and nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund II, Ltd. (the "Partnership") for the year ended December 31, 1997.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." The adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

2. Investment in Joint Ventures

   In January 1998, the Partnership acquired a 39.42% and a 13.38% interest in a property in Overland Park, Kansas, and a property in Memphis, Tennessee, respectively, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investments in these properties using the equity method since the Partnership shares control with affiliates, and amounts relating to its investments are included in investment in joint ventures.

   The following presents the combined, condensed financial information for all of the Partnership's investments in joint ventures and properties held as tenants-in-common at:

                                                    September 30, December 31,
                                                        1998          1997
                                                    ------------- ------------
       Land and buildings on operating leases,
        less accumulated depreciation.............   $8,457,326    $7,091,781
       Net investment in direct financing leases..    2,123,134       518,399
       Cash.......................................       37,273        56,815
       Receivables................................           84         4,685
       Accrued rental income......................      183,483       102,913
       Other assets...............................        1,056           418
       Liabilities................................       38,145        31,673
       Partners' capital..........................   10,764,211     7,743,338
       Revenues...................................      938,768       399,579
       Gain on sale of land and building..........          --        360,002
       Net income.................................      780,857       687,021

   The Partnership recognized income totalling $319,894 and $333,517 for the nine months ended September 30, 1998 and 1997, respectively, from these joint ventures, $104,979 and $40,610 of which was earned for the quarters ended September 30, 1998 and 1997, respectively.

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

           Quarters and Nine Months Ended September 30, 1998 and 1997


3. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, noncumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their cumulative 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first on a pro rata basis to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During the nine months ended September 30, 1998 and 1997, the Partnership declared distributions to the limited partners of $2,778,878 and $1,782,000, respectively ($515,625 and $594,000 for each of the quarters ended September 30, 1998 and 1997, respectively). This represents distributions of $55.58 and $35.64 per unit for the nine months ended September 30, 1998 and 1997, respectively ($10.31 and $11.88 per unit for each of the quarters ended September 30, 1998 and 1997, respectively). Distributions for the nine months ended September 30, 1998, included $1,232,003 as a result of the distribution of net sales proceeds from the 1997 sale of the Properties in Avon Park, Florida and Farmington Hills, Michigan. This amount was applied toward the limited partners' 10% Preferred Return. No distributions have been made to the general partners to date.

4. Related Party Transactions

   An affiliate of the Partnership is entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the affiliate provides a substantial amount of services in connection with the sale. Payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. For the nine months ended September 30, 1998, the Partnership incurred $45,150 in deferred, subordinated, real estate disposition fees as a result of the 1997 sales of properties in Avon Park, Florida and Farmington Hills, Michigan. No deferred, subordinated, real estate disposition fees were incurred for the nine months ended September 30, 1997.

                       Report of Independent Accountants

To the Partners
CNL Income Fund II, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund II, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund II, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
February 2, 1998

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

                                 BALANCE SHEETS

                                                            December 31,
                                                       -----------------------
                                                          1997        1996
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation............................. $13,164,568 $16,803,789
Investment in joint ventures..........................   3,568,155   1,314,386
Mortgage note receivable..............................      42,734         --
Cash and cash equivalents.............................     470,194     318,756
Restricted cash.......................................   2,470,175         --
Receivables, less allowance for doubtful accounts of
 $83,254 and $126,036.................................      80,577      99,185
Prepaid expenses......................................       5,510       4,819
Lease costs, less accumulated amortization of $11,520
 and $7,537...........................................       9,043      13,026
Accrued rental income.................................     148,103     117,357
                                                       ----------- -----------
                                                       $19,959,059 $18,671,318
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $     7,170 $    12,188
Accrued construction costs payable....................         --       29,526
Accrued and escrowed real estate taxes payable........       4,656       6,449
Distributions payable.................................     594,000     594,000
Due to related parties................................     126,284      45,078
Rents paid in advance and deposits....................      25,300      46,308
                                                       ----------- -----------
    Total liabilities.................................     757,410     733,549
Partners' capital.....................................  19,201,649  17,937,769
                                                       ----------- -----------
                                                       $19,959,059 $18,671,318
                                                       =========== ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                   Year Ended December 31,
                                               --------------------------------
                                                  1997       1996       1995
                                               ---------- ---------- ----------
Revenues:
  Rental income from operating leases......... $2,024,119 $2,224,500 $2,207,971
  Contingent rental income....................     68,920     79,313     70,159
  Interest and other income...................     64,900     21,075     23,947
                                               ---------- ---------- ----------
                                                2,157,939  2,324,888  2,302,077
                                               ---------- ---------- ----------
Expenses:
  General operating and administrative........    137,924    131,628    121,317
  Professional services.......................     21,576     26,634     25,161
  Bad debt expense............................     27,965        --       4,745
  Real estate taxes...........................        410      4,647      3,588
  State and other taxes.......................     10,403      4,255      5,633
  Depreciation and amortization...............    399,820    421,759    456,793
                                               ---------- ---------- ----------
                                                  598,098    588,923    617,237
                                               ---------- ---------- ----------
Income Before Equity in Earnings of Joint
 Ventures, Gain on Sale of Land and Buildings
 and Lease Termination Income.................  1,559,841  1,735,965  1,684,840
Equity in Earnings of Joint Ventures..........    389,915    130,996    153,677
Gain on Sale of Land and Buildings............  1,476,124        --         --
Lease Termination Income......................    214,000        --         --
                                               ---------- ---------- ----------
Net Income.................................... $3,639,880 $1,866,961 $1,838,517
                                               ========== ========== ==========
Allocation of Net Income:
  General partners............................ $   30,736 $   18,670 $   18,385
  Limited partners............................  3,609,144  1,848,291  1,820,132
                                               ---------- ---------- ----------
                                               $3,639,880 $1,866,961 $1,838,517
                                               ========== ========== ==========
Net Income Per Limited Partner Unit........... $    72.18 $    36.97 $    36.40
                                               ========== ========== ==========
Weighted Average Number of Limited Partner
 Units Outstanding............................     50,000     50,000     50,000
                                               ========== ========== ==========


                See accompanying notes to financial statements.

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

                        STATEMENTS OF PARTNERS' CAPITAL

                  Years Ended December 31, 1997, 1996 and 1995

                                  General Partners                       Limited Partners
                              ------------------------- ----------------------------------------------------
                                            Accumulated                              Accumulated Syndication
                              Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                              ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31, 1994..    $162,000     $143,320    $25,000,000  $(17,941,377)  $14,310,170 $(2,689,822) $18,984,291
 Distributions to limited
  partners ($47.52 per
  limited partner unit).....         --           --             --     (2,376,000)          --          --    (2,376,000)
 Net income.................         --        18,385            --            --      1,820,132         --     1,838,517
                                --------     --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31, 1995..     162,000      161,705     25,000,000   (20,317,377)   16,130,302  (2,689,822)  18,446,808
 Distributions to limited
  partners ($47.52 per
  limited partner unit).....         --           --             --     (2,376,000)          --          --    (2,376,000)
 Net income.................         --        18,670            --            --      1,848,291         --     1,866,961
                                --------     --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31, 1996..     162,000      180,375     25,000,000   (22,693,377)   17,978,593  (2,689,822)  17,937,769
 Distributions to limited
  partners ($47.52 per
  limited partner unit).....         --           --             --     (2,376,000)          --          --    (2,376,000)
 Net income.................         --        30,736            --            --      3,609,144         --     3,639,880
                                --------     --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31, 1997..    $162,000     $211,111    $25,000,000  $(25,069,377)  $21,587,737 $(2,689,822) $19,201,649
                                ========     ========    ===========  ============   =========== ===========  ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOWS

                                                 Year Ended December 31,
                                             ----------------------------------
                                                1997        1996        1995
                                             ----------  ----------  ----------
Increase (Decrease) in Cash and Cash Equiv-
 alents:
 Cash Flows from Operating Activities:
  Cash received from tenants...............  $2,054,519  $2,295,531  $2,198,821
  Distributions from joint ventures........     147,995     164,718     181,908
  Cash paid for expenses...................     (80,744)   (130,042)   (229,879)
  Interest received........................      36,142      17,524      17,517
                                             ----------  ----------  ----------
   Net cash provided by operating activi-
    ties...................................   2,157,912   2,347,731   2,168,367
                                             ----------  ----------  ----------
 Cash Flows from Investing Activities:
  Proceeds from sale of land and build-
   ings....................................   4,659,078         --          --
  Proceeds received from tenant in connec-
   tion with termination of leases.........     214,000         --          --
  Additions to land and buildings on oper-
   ating leases............................     (29,526)    (11,107)     (4,323)
  Investment in joint ventures.............  (2,136,289)        --         (121)
  Return of capital from joint venture.....     124,440         --          --
  Decrease (increase) in restricted cash...  (2,457,670)     25,000     (25,000)
  Payment of lease costs...................      (4,507)     (1,930)    (12,426)
  Other....................................         --      (25,000)     25,000
                                             ----------  ----------  ----------
   Net cash provided by (used in) investing
    activities.............................     369,526     (13,037)    (16,870)
                                             ----------  ----------  ----------
 Cash Flows from Financing Activities:
  Proceeds from loans from corporate gen-
   eral partner............................     721,000     203,900         --
  Repayment of loans from corporate general
   partner.................................    (721,000)   (203,900)        --
  Distributions to limited partners........  (2,376,000) (2,376,000) (2,376,000)
                                             ----------  ----------  ----------
  Net cash used in financing activities....  (2,376,000) (2,376,000) (2,376,000)
                                             ----------  ----------  ----------
Net Increase (Decrease) in Cash and Cash
 Equivalents...............................     151,438     (41,306)   (224,503)
Cash and Cash Equivalents at Beginning of
 Year......................................     318,756     360,062     584,565
                                             ----------  ----------  ----------
Cash and Cash Equivalents at End of Year...  $  470,194  $  318,756  $  360,062
                                             ==========  ==========  ==========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income................................  $3,639,880  $1,866,961  $1,838,517
                                             ----------  ----------  ----------
 Adjustments to reconcile net income to net
  cash provided by operating activities:
  Depreciation.............................     395,837     417,776     417,614
  Amortization.............................       3,983       3,983      39,179
  Gain on sale of land and buildings.......  (1,476,124)        --          --
  Lease termination income.................    (214,000)        --          --
  Equity in earnings of joint ventures, net
   of distributions........................    (241,920)     33,722      28,231
  Decrease (increase) in receivables.......      23,799      (8,803)     (1,075)
  Increase in prepaid expenses.............        (691)     (1,570)     (2,211)
  Increase in accrued rental income........     (30,746)    (33,234)    (34,086)
  Decrease in other assets.................         --        1,750         --
  Increase (decrease) in accounts payable
   and accrued expenses....................      (2,304)      4,014     (21,043)
  Increase (decrease) in due to related
   parties.................................      81,206      35,824     (65,627)
  Increase (decrease) in rents paid in ad-
   vance and deposits......................     (21,008)     27,308     (31,132)
                                             ----------  ----------  ----------
   Total adjustments.......................  (1,481,968)    480,770     329,850
                                             ----------  ----------  ----------
Net Cash Provided by Operating Activities..  $2,157,912  $2,347,731  $2,168,367
                                             ==========  ==========  ==========
Supplemental Schedule of Non-Cash Investing
 and Financing Activities:
 Mortgage note accepted as consideration in
  sale of land and building................  $   42,000  $      --   $      --
                                             ==========  ==========  ==========
 Distributions declared and unpaid at De-
  cember 31................................  $  594,000  $  594,000  $  594,000
                                             ==========  ==========  ==========

                See accompanying notes to financial statements.

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

                         NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1997, 1996 and 1995

1. Significant Accounting Policies

   Organization and Nature of Business--CNL Income Fund II, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using the operating method. Under the operating method, land and building leases are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

   Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date.

   When the properties are sold, the related cost and accumulated depreciation plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review the properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, a loss will be recorded for the amount by which the carrying value of the asset exceeds its fair market value.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for uncollectible accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership's investments in Kirkman Road Joint Venture, Holland Joint Venture and Show Low Joint Venture, and the property in Arvada, Colorado, the property in Mesa, Arizona, the property in Smithfield, North Carolina, and the property in Vancouver, Washington, for which each property is held as tenants-in-common with affiliates, are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Lease Costs--Lease incentive costs and brokerage and legal fees associated with negotiating new leases are amortized over the terms of the new leases using the straight-line method. When a property is sold or a lease is terminated, the related lease cost, if any, net of accumulated amortization is removed from the accounts and charged against income.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases

   The Partnership leases its land or land and buildings primarily to operators of national and regional fast-food restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The leases have been classified as operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant generally pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to four successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


3. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1997         1996
                                                       -----------  -----------
       Land........................................... $ 6,608,400  $ 8,052,723
       Buildings......................................   9,858,263   12,567,157
                                                       -----------  -----------
                                                        16,466,663   20,619,880
       Less accumulated depreciation..................  (3,302,095)  (3,816,091)
                                                       -----------  -----------
                                                       $13,164,568  $16,803,789
                                                       ===========  ===========

   In June 1997, the Partnership sold its property in Eagan, Minnesota, to the tenant, for $668,033 and received net sales proceeds of $665,882, of which $42,000 were in the form of a promissory note, resulting in a gain of $158,251 for financial reporting purposes. This property was originally acquired by the Partnership in August 1987 and had a cost of approximately $601,100, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $64,800 in excess of its original purchase price. In October 1997, the Partnership used the net sales proceeds to acquire a property in Mesa, Arizona, as tenants-in-common (see Note
4).

   In addition, during 1997, the Partnership sold its properties in Jacksonville, Plant City and Avon Park, Florida; its property in Mathis, Texas and two properties in Farmington Hills, Michigan to third parties for aggregate sales prices of $4,162,006 and received aggregate net sales proceeds (net of $18,430, which represents amounts due to the former tenant for prorated rent) of $4,035,196, resulting in aggregate gains of $1,317,873 for financial reporting purposes. These six properties were originally acquired by the Partnership during 1987 and had aggregate costs of approximately $3,338,800, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold these six properties for approximately $714,400, in the aggregate, in excess of their original aggregate purchase prices. During 1997, the Partnership reinvested approximately $1,512,400 of these net sales proceeds in a property in Vancouver, Washington, and a property in Smithfield, North Carolina, as tenants-in-common with affiliates of the General Partners (see
Note 4). In January 1998, the Partnership reinvested a portion of these net sales proceeds in a property in Overland Park, Kansas, and a property in Memphis, Tennessee, as tenants-in-common with affiliates of the General Partners (see Note 12). In connection with the sale of both of the Farmington Hills, Michigan properties, the Partnership also received $214,000 as a lease termination fee from the former tenant in consideration of the Partnership's releasing the tenant from its obligation under the terms of the leases.

   Some of the leases provide for escalating guaranteed minimum rents throughout the lease terms. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997, 1996 and 1995, the Partnership recognized $30,746, $33,234 and $34,086, respectively, of such income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1997:

       1998......................................................... $ 1,621,842
       1999.........................................................   1,609,878
       2000.........................................................   1,538,676
       2001.........................................................   1,554,429
       2002.........................................................   1,387,650
       Thereafter...................................................   6,256,157
                                                                     -----------
                                                                     $13,968,632
                                                                     ===========

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Investment in Joint Ventures

   The Partnership has a 50 percent interest, a 49 percent interest and a 64 percent interest in the profits and losses of Kirkman Road Joint Venture, Holland Joint Venture and Show Low Joint Venture, respectively. The remaining interests in Holland Joint Venture and Show Low Joint Venture are held by affiliates of the Partnership which have the same general partners. The Partnership also has a 33.87% interest in a property in Arvada, Colorado, with an affiliate of the Partnership that has the same general partners, as tenants-in-common. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate. Amounts relating to its investment are included in investment in joint ventures.

   In January 1997, Show Low Joint Venture, in which the Partnership owns a 64 percent interest, sold its property to the tenant for $970,000, resulting in a gain to the joint venture of approximately $360,000 for financial reporting purposes. The property was originally contributed to Show Low Joint Venture in July 1990 and had a total cost of approximately $663,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the joint venture sold the property for approximately $306,500 in excess of its original purchase price.

   In June 1997, Show Low Joint Venture reinvested $782,413 of the net sales proceeds in a Darryl's property in Greensboro, North Carolina. As of December 31, 1997, the Partnership had received approximately $124,400 representing a return of capital for its pro-rata share of the uninvested net sales proceeds. As of December 31, 1997, the Partnership owned a 64 percent interest in the profits and losses of the joint venture.

   In October 1997, the Partnership used the net sales proceeds from the sale of the property in Eagan, Minnesota (see Note 3) to acquire a property in Mesa, Arizona, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1997, the Partnership owned a 57.77% interest in this property.

   In December 1997, the Partnership used the net sales proceeds from the sale of one of the properties in Farmington Hills, Michigan, to acquire a property in Smithfield, North Carolina, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1997, the Partnership owned a 47 percent interest in this property.

   In addition, in December 1997, the Partnership used the net sales proceeds from the sale of the property in Plant City, Florida, to acquire a property in Vancouver, Washington, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1997, the Partnership owned a 37.01% interest in this property.

   Kirkman Road Joint Venture, Holland Joint Venture, Show Low Joint Venture and the Partnership and affiliates, as tenants-in-common in four separate tenancy-in-common arrangements, each own and lease one

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

property to an operator of national fast-food or family-style restaurants. The following presents the combined, condensed financial information for the joint ventures and the four properties held as tenants-in-common with affiliates at December 31:

                                                           1997       1996
                                                        ---------- ----------
       Land and buildings on operating leases, less
        accumulated depreciation....................... $7,091,781 $2,664,752
       Net investment in direct financing lease........    518,399        --
       Cash............................................     56,815     21,905
       Receivables.....................................      4,685      9,980
       Accrued rental income...........................    102,913     70,782
       Other assets....................................        418     44,263
       Liabilities.....................................     31,673     28,558
       Partners' capital...............................  7,743,338  2,783,124
       Revenues........................................    399,579    363,338
       Gain on sale of land and building...............    360,002        --
       Net income......................................    687,021    250,026

   The Partnership recognized income totalling $389,915, $130,996 and $153,677 for the years ended December 31, 1997, 1996 and 1995, respectively, from these joint ventures and the properties held as tenants-in-common with affiliates.

5. Mortgage Note Receivable

   In connection with the sale in June 1997 of its property in Eagan, Minnesota, the Partnership accepted a promissory note in the amount of $42,000. The promissory note bears interest at a rate of 10.50% per annum, is collateralized by personal property and is being collected in 18 monthly installments of interest only and thereafter, the entire principal balance shall become due. As of December 31, 1997, the mortgage note receivable balance was $42,734, including accrued interest of $734.

6. Restricted Cash

   As of December 31, 1997, remaining net sales proceeds of $2,470,175 from the sales of several properties (see Note 3) including accrued interest of $12,505, were being held in interest-bearing escrow accounts pending the release of funds by the escrow agent to acquire additional properties on behalf of the Partnership and to distribute net sales proceeds to the limited partners.

7. Receivables

   In March 1996, the Partnership accepted a promissory note from the former tenant of the property in Gainesville, Texas, in the amount of $96,502, representing past due rental and other amounts, which had been included in receivables and for which the Partnership had established an allowance for doubtful accounts, and real estate taxes previously recorded as an expense by the Partnership. Payments are due in 60 monthly installments of $2,156, including interest at a rate of 11 percent per annum, commencing on June 1, 1996. Due to the uncertainty of the collectibility of this note, the Partnership established an allowance for doubtful accounts and is recognizing income as collected. As of December 31, 1997 and 1996, the balances in the allowance for doubtful accounts of $74,590 and $92,987, respectively, including accrued interest of $2,654 and $3,493, respectively, represents the uncollected amounts under this promissory note.

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


8. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, noncumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their cumulative 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first on a pro rata basis to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During each of the years ended December 31, 1997, 1996 and 1995, the Partnership declared distributions to the limited partners of $2,376,000. No distributions have been made to the general partners to date.

9. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                              1997        1996        1995
                                           ----------  ----------  ----------
       Net income for financial reporting
        purposes.......................... $3,639,880  $1,866,961  $1,838,517
       Depreciation for financial
        reporting purposes in excess of
        depreciation for tax reporting
        purposes..........................     19,440      20,922      20,840
       Gain on sale of land and buildings
        for financial reporting purposes
        in excess of gain for tax
        reporting purposes................   (638,739)        --          --
       Equity in earnings of joint
        ventures for tax reporting
        purposes less than equity in
        earnings of joint ventures for
        financial reporting purposes......   (146,161)     (1,240)     (7,297)
       Allowance for doubtful accounts....    (42,782)     25,225       2,449
       Accrued rental income..............    (30,746)    (33,234)    (34,086)
       Rents paid in advance..............    (21,008)     22,508     (34,132)
                                           ----------  ----------  ----------
       Net income for federal income tax
        purposes.......................... $2,779,884  $1,901,142  $1,786,291
                                           ==========  ==========  ==========

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


10. Related Party Transactions

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the parent company of CNL Securities Corp. and CNL Fund Advisors, Inc. James M. Seneff, Jr. is director and chief executive officer of CNL Securities Corp. and is director, chairman of the board of directors and chief executive officer of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, is director and president of CNL Securities Corp., is director, vice chairman of the board of directors and treasurer of CNL Fund Advisors, Inc. and served as president of CNL Fund Advisors, Inc. through October 1997.

   During the years ended December 31, 1997, 1996 and 1995, certain Affiliates acted as manager of the Partnership's Properties pursuant to a property management agreement with the Partnership. In connection therewith, the Partnership agreed to pay Affiliates an annual, noncumulative, subordinated property management fee of one-half of one percent of the Partnership assets under management (valued at cost) annually. The property management fee is limited to one percent of the sum of gross operating revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross operating revenues from joint ventures and the property held as tenants-in-common with an affiliate or competitive fees for comparable services. In addition, these fees will be incurred and will be payable only after the limited partners receive their aggregate, noncumulative 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners do not receive their 10% Preferred Return in any particular year, no property management fees will be due or payable for such year. As a result of such threshold no property management fees were incurred during the years ended December 31, 1997, 1996 and 1995.

   Certain Affiliates are also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliates provide a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate, cumulative 10% Preferred Return, plus their adjusted capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1997, 1996 and 1995, the Affiliates provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $78,139, $79,624 and $81,023 for the years ended December 31, 1997, 1996 and 1995, respectively, for such services.

   The due to related parties consisted of the following at December 31:

                                                                 1997    1996
                                                               -------- -------
       Due to Affiliates:
         Expenditures incurred on behalf of the Partnership... $ 59,608 $21,079
         Accounting and administrative services...............   66,676  23,999
                                                               -------- -------
                                                               $126,284 $45,078
                                                               ======== =======

   During 1997, the Partnership acquired a property in Mesa, Arizona, as tenants-in-common with an affiliate of the general partners, for a purchase price of $630,554 from CNL BB Corp., also an affiliate of the general partners. CNL BB Corp. had purchased and temporarily held title to this property in order to facilitate the acquisition of the property by the Partnership. The purchase price paid by the Partnership represented the Partnership's percent of interest in the costs incurred by CNL BB Corp. to acquire and carry the property, including closing costs.

                            CNL INCOME FUND II, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


11. Concentration of Credit Risk

   The following schedule presents total rental income from individual lessees, each representing more than ten percent of the Partnerships' total rental income (including the Partnership's share of rental income from joint ventures and the four properties held as tenants-in-common with affiliates) for at least one of the years ended December 31:

                                                       1997     1996     1995
                                                     -------- -------- --------
       Golden Corral Corporation.................... $408,333 $403,875 $410,226
       Restaurant Management Services, Inc..........  251,480  243,270  243,358

   In addition, the following schedule presents total rental income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental income (including the Partnership's share of rental income from joint ventures and four properties held as tenants-in-common with affiliates) for at least one of the years ended December 31:

                                                     1997     1996     1995
                                                   -------- -------- --------
       Golden Corral Family Steakhouse
        Restaurants............................... $408,333 $403,875 $410,226
       Wendy's Old Fashioned Hamburger
        Restaurants...............................  381,567  421,165  412,949
       KFC........................................  278,348  358,463  352,939
       Popeyes Famous Fried Chicken Restaurants...  251,480  243,270  243,358
       Denny's....................................  221,580  388,050  372,639

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

12. Subsequent Events

   In January 1998, the Partnership acquired a property in Overland Park, Kansas, as tenants-in-common with affiliates of the general partners. In connection therewith, the Partnership contributed approximately $634,100 for a 39.42% interest in such property. The Partnership will account for its investment in this property using the equity method since the Partnership will share control with affiliates.

   In addition, in January 1998, the Partnership acquired a property in Memphis, Tennessee, as tenants-in-common with affiliates of the general partners. In connection therewith, the Partnership contributed $201,300 for a 13.38% interest in such property. The Partnership will account for its investment in this property using the equity method since the Partnership will share control with affiliates.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to the Company gives effect to the Acquisition, and is based on estimates and assumptions set forth below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company, the historical combined financial information of CNL Income Fund II, Ltd. (the "CNL Income Fund"), the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on September 30, 1998; the pro forma consolidated statements of earnings assume that the Property Acquisitions (as defined on page ) and the Acquisition occurred on January 1, 1997.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.



   See accompanying notes and management's assumptions to unaudited pro forma financial statements.

                       CNL AMERICAN PROPERTIES FUND, INC.

                       UNAUDITED PRO FORMA BALANCE SHEET

                               September 30, 1998

                                                     Historical                                             Pro Forma
                   --------------------------------------------------------------------------------  ----------------------------
                                  CNL Income              CNL Financial  CNL Financial   Combined
                       APF       Fund II, Ltd.  Advisor   Services, Inc.     Corp.      Portfolios   Adjustments      Pro Forma
                   ------------  ------------- ---------- -------------- ------------- ------------  -----------     ------------
     Assets:
Land and
 buildings on
 operating
 leases, net.....  $298,967,972   $12,917,620  $        0   $        0   $          0  $311,885,592  $ 6,257,390 (1)
                                                                                                      26,052,741 (2) $344,195,723
Net investment in
 direct financing
 leases..........   117,028,760             0           0            0              0   117,028,760          --       117,028,760
Mortgages and
 notes
 receivable......    33,523,506        28,731           0            0    173,776,981   207,329,218      849,195 (2)  208,178,413
Other
 Investments.....    16,200,316             0     200,000            0      6,561,628    22,961,944          --        22,961,944
Investment in
 joint ventures..       631,374     4,360,442           0            0              0     4,991,816    1,656,984 (1)    6,648,800
Cash and cash
 equivalents.....    90,674,289       850,422     283,300      599,997      5,098,033    97,506,041     (267,731)(1)
                                                                                                      (8,933,000)(1)
                                                                                                     (26,901,936)(2)   61,403,374
Receivables......       575,104        57,717   7,544,985    6,824,632        517,471    15,519,909   (8,024,778)(3)    7,495,131
Accrued rental
 income..........     3,071,451       168,738           0            0              0     3,240,189     (168,738)(1)    3,071,451
Other assets.....     5,711,195        14,008     401,524      295,570      3,854,477    10,276,774   41,981,527 (1)
                                                                                                      (3,668,841)(1)   48,589,460
                   ------------   -----------  ----------   ----------   ------------  ------------  -----------     ------------
 Total assets....  $566,383,967   $18,397,678  $8,429,809   $7,720,199   $189,808,590  $790,740,243  $28,832,813     $819,573,056
                   ============   ===========  ==========   ==========   ============  ============  ===========     ============
  Liabilities &
     Equity:
Accounts payable
 and accrued
 liabilities.....  $    379,496   $    23,614  $  449,751   $  193,949   $  1,236,138  $  2,282,948  $       --      $  2,282,948
Accrued
 construction
 costs payable...     3,045,304             0           0            0              0     3,045,304          --         3,045,304
Distributions
 payable.........             0       515,625   2,220,000            0              0     2,735,625          --         2,735,625
Due to related
 parties.........     2,552,411       175,399           0    1,452,512      6,556,920    10,737,242   (8,024,778)(3)    2,712,464
Income tax
 payable.........             0             0   1,989,003            0      1,001,861     2,990,864   (2,990,864)(4)            0
Line of credit...     6,765,575             0           0            0              0     6,765,575          --         6,765,575
Notes payable....             0             0     390,398       28,462    175,528,203   175,947,063          --       175,947,063
Deferred income..     1,015,758             0           0            0              0     1,015,758          --         1,015,758
Rents paid in
 advance.........       437,497        26,975           0            0              0       464,472          --           464,472
Minority
 interest........       282,544             0           0            0              0       282,544          --           282,544
Common Stock.....       621,187             0       9,800        2,000            200       633,187      134,665 (1)      767,852
Additional paid
 in capital......   556,830,578             0     482,964    5,231,827      3,887,496   566,432,865  136,915,986 (1)  703,348,851
Accumulated
 distributions in
 excess of net
 earnings........    (5,546,383)            0   2,887,893      811,449      1,597,772      (249,269) (82,536,995)(1)
                                                                                                       2,990,864 (4)  (79,795,400)
Partners
 capital.........             0    17,656,065           0            0              0    17,656,065  (17,656,065)(1)            0
                   ------------   -----------  ----------   ----------   ------------  ------------  -----------     ------------
 Total
  liabilities and
  equity.........  $566,383,967   $18,397,678  $8,429,809   $7,720,199   $189,808,590  $790,740,243  $28,832,813     $819,573,056
                   ============   ===========  ==========   ==========   ============  ============  ===========     ============

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                               September 30, 1998

                                                    Historical                                            Pro Forma
                   ------------------------------------------------------------------------------  ---------------------------
                                 CNL Income              CNL Financial  CNL Financial  Combined
                       APF      Fund II, Ltd.  Advisor   Services, Inc.     Corp.     Portfolios   Adjustments      Pro Forma
                   -----------  ------------- ---------- -------------- ------------- -----------  -----------     -----------
Revenues:
 Rental and
  earned income..  $22,947,199   $1,323,420   $        0   $       0     $        0   $24,270,619  $ 9,635,208 (a)
                                                                                                         9,734 (b) $33,915,561
 Fees............            0            0   21,405,127   5,115,549          6,817    26,527,493  (21,006,601)(c)
                                                                                                    (2,875,906)(d)   2,644,986
 Interest and
  other income...    6,117,911       60,100          751     432,506     18,031,141    24,642,409    1,526,547 (e)  26,168,956
                   -----------   ----------   ----------   ---------     ----------   -----------  -----------     -----------
 Total revenue...   29,065,110    1,383,520   21,405,878   5,548,055     18,037,958    75,440,521  (12,711,018)     62,729,503
Expenses:
 General and
  administrative..   1,539,004      160,654    6,701,115   4,107,311      2,597,171    15,105,255   (1,302,824)(f)
                                                                                                    (1,415,100)(g)
                                                                                                       (27,945)(h)  12,359,386
 Advisory fees...    1,248,393            0            0           0      1,026,231     2,274,624   (2,274,624)(i)           0
 Fees to
  Restaurant
  Financial
  Services
  Group..........            0            0      256,456   1,569,202              0     1,825,658   (1,825,658)(n)           0
 Interest........            0            0      105,668       3,534     14,230,999    14,340,201      (68,670)(m)  14,271,531
 State taxes.....      397,569       14,732       15,226      18,564        201,616       647,707       33,370 (j)     681,077
 Depreciation --
  other..........            0            0       75,607      55,056              0       130,663          --          130,663
 Depreciation --
  property.......    2,684,924      246,948            0           0              0     2,931,872    1,557,623 (k)   4,489,495
 Amortization....        8,096        2,636       55,932         138        945,299     1,012,101    1,574,307 (l)   2,586,408
                   -----------   ----------   ----------   ---------     ----------   -----------  -----------     -----------
 Total operating
  expenses.......    5,877,986      424,970    7,210,004   5,753,805     19,001,316    38,268,081   (3,749,521)     34,518,560
                   -----------   ----------   ----------   ---------     ----------   -----------  -----------     -----------
Operating
 earnings
 (losses)........   23,187,124      958,550   14,195,874    (205,750)      (963,358)   37,172,440   (8,961,497)     28,210,943
 Equity in
  earnings of
  joint
  ventures/minority
  interest.......      (23,271)     319,894            0      12,452              0       309,075          --          309,075
 Gain on
  securitization..           0            0            0           0      3,018,268     3,018,268          --        3,018,268
 Other expenses..            0      (45,150)           0           0              0       (45,150)         --          (45,150)
                   -----------   ----------   ----------   ---------     ----------   -----------  -----------     -----------
Net earnings
 (losses) before
 income taxes....   23,163,853    1,233,294   14,195,874    (193,298)     2,054,910    40,454,633   (8,961,497)     31,493,136
Provision
 (credit) for
 federal income
 taxes...........            0            0    5,607,415     (81,229)       789,895     6,316,081   (6,316,081)(o)           0
                   -----------   ----------   ----------   ---------     ----------   -----------  -----------     -----------
Net income.......  $23,163,853   $1,233,294   $8,588,459   $(112,069)    $1,265,015   $34,138,552  $(2,645,416)    $31,493,136
                   ===========   ==========   ==========   =========     ==========   ===========  ===========     ===========
Earnings per
 share...........  $      0.49                                                                                     $      0.44
                   ===========                                                                                     ===========
Shares
 outstanding:
 Weighted
  average........   47,633,909                                                                                      72,083,919 (p)
                   ===========                                                                                     ===========
 End of period...   62,118,679                                                                                      76,785,173
                   ===========                                                                                     ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                      For the year ended December 31, 1997

                                                    Historical                                           Pro Forma
                   ------------------------------------------------------------------------------ ---------------------------
                                 CNL Income              CNL Financial  CNL Financial  Combined
                       APF      Fund II, Ltd.  Advisor   Services, Inc.     Corp.     Portfolios  Adjustments      Pro Forma
                   -----------  ------------- ---------- -------------- ------------- ----------- -----------     -----------
Revenues:
 Rental and
  earned income..  $15,490,615   $2,093,039   $        0   $        0    $         0  $17,583,654 $24,048,982 (a)
                                                                                                       23,656 (b) $41,656,292
 Fees............            0            0    8,310,836    5,965,110         73,704   14,349,650  (9,069,522)(c)
                                                                                                   (2,662,141)(d)   2,617,987
 Interest and
  other income...    3,967,318       64,900      165,569            0     10,932,843   15,130,630     249,395 (e)  15,380,025
                   -----------   ----------   ----------   ----------    -----------  ----------- -----------     -----------
 Total Revenue...   19,457,933    2,157,939    8,476,405    5,965,110     11,006,547   47,063,934  12,590,370      59,654,304
Expenses:
 General and
  administrative..   1,010,725      187,875    4,266,169    1,889,904        828,848    8,183,521    (734,757)(f)
                                                                                                   (1,619,238)(g)
                                                                                                      (34,077)(h)   5,795,449
 Advisory fees...      804,879            0            0            0      1,802,532    2,607,411  (2,607,411)(i)           0
 Fees to
  Restaurant
  Financial
  Services
  Group..........            0            0      151,041      594,041              0      745,082    (745,082)(n)           0
 Interest........            0            0      162,153      183,315      8,320,000    8,665,468     (81,594)(m)   8,583,874
 State taxes.....      251,358       10,403       12,084        1,294          1,600      276,739      13,367 (j)     290,106
 Depreciation--
  other..........            0            0       48,490       14,637              0       63,127         --           63,127
 Depreciation--
  property.......    1,784,269      395,837            0            0              0    2,180,106   3,225,243 (k)   5,405,349
 Amortization....       10,793        3,983       18,093       61,324        916,577    1,010,770   2,099,076 (l)   3,109,846
                   -----------   ----------   ----------   ----------    -----------  ----------- -----------     -----------
 Total operating
  expenses.......    3,862,024      598,098    4,658,030    2,744,515     11,869,557   23,732,224    (484,473)     23,247,751
                   -----------   ----------   ----------   ----------    -----------  ----------- -----------     -----------
Operating
 earnings
 (losses)........   15,595,909    1,559,841    3,818,375    3,220,595       (863,010)  23,331,710  13,074,843      36,406,553
 Equity in
  earnings of
  joint
  ventures/minority
  interest.......      (31,453)     389,915            0     (126,627)             0      231,835         --          231,835
 Gain on sale of
  properties.....            0    1,476,124            0            0              0    1,476,124         --        1,476,124
 Other income....            0      214,000            0            0              0      214,000         --          214,000
                   -----------   ----------   ----------   ----------    -----------  ----------- -----------     -----------
Net earnings
 before income
 taxes...........   15,564,456    3,639,880    3,818,375    3,093,968       (863,010)  25,253,669  13,074,843      38,328,512
 Provision
  (credit) for
  federal income
  taxes..........            0            0    1,508,258    1,272,133       (317,785)   2,462,606  (2,462,606)(o)           0
                   -----------   ----------   ----------   ----------    -----------  ----------- -----------     -----------
Net earnings
 (losses)........  $15,564,456   $3,639,880   $2,310,117   $1,821,835    $  (545,225) $22,791,063 $15,537,449     $38,328,512
                   ===========   ==========   ==========   ==========    ===========  =========== ===========     ===========
Earnings per
 share...........  $      0.66                                                                                    $      0.53
                   ===========                                                                                    ===========
Shares
 outstanding:
 Weighted
  average........   23,423,868                                                                                     72,753,963(p)
                   ===========                                                                                    ===========
 End of period...   36,192,971                                                                                     72,753,963
                   ===========                                                                                    ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                         PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

   The Pro Forma Balance Sheet as of September 30, 1998 reflects the transactions of the acquisition of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group (the "Acquisition Proposal") as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the nine months ended September 30, 1998, and for the year ended December 31, 1997, have been prepared to reflect a) the issuance of additional shares and the property acquisitions completed from January 1, 1997 through November 30, 1998 ("Offering and Property Transactions") and b) the transactions of the Acquisition Proposal as set forth in this Proxy Statement. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company and the historical combined financial information of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and the CNL Restaurant Financial Services Group. The Pro Forma Balance Sheet was prepared as if the Offering and Property Transactions and the Acquisition Proposal occurred on September 30, 1998. The Pro Forma Statements of Earnings were prepared as if the Property Acquisitions and the Acquisition Proposal occurred as of January 1, 1997. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the Offering and Acquisition Transaction and the Acquisition Proposal had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the Acquisition Proposal have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2. Method of Accounting

   The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group will be accounted for under the purchase accounting method. The Company will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the Company will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an operating expense on the Company's consolidated statements of earnings, but the Company will not deduct this expense for purposes of calculating funds from operations due to the non-recurring and non-cash nature of the expense.

   All significant intercompany balances and transactions between the Company, CNL Income Fund, Advisor and CNL Restaurant Financial Services Group have been eliminated in the pro forma financial statements.

3. Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of September 30, 1998, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at an annual meeting of stockholders, the stockholders of the Company approved an amendment to increase the number of authorized shares to an amount necessary to enable the Company to issue the shares for the Acquisition.

  (1) Represents the payment of $267,731 in cash and the issuance of 14,666,494 common shares in consideration for the purchase of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 at a share price of $10 plus estimated transaction costs.

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

  The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group has been accounted for under the purchase accounting method and goodwill was recognized to the extent that the consideration paid exceeded the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on the Company's statement of earnings. The Company will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by the Company.

       CNL Income Fund............................................ $ 23,932,669
       Advisor....................................................   76,000,000
       CNL Restaurant Financial Services Group....................   47,000,000
                                                                   ------------
         Total Purchase Price (cash and shares)...................  146,932,669
       Less cash paid to CNL Income Fund..........................     (267,731)
                                                                   ------------
         Share consideration......................................  146,664,938
       Transaction costs of the Company...........................    8,933,000
                                                                   ------------
         Total costs incurred..................................... $155,597,938
                                                                   ============

  In addition, the Company i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the CNL Income Fund carrying value of land and building on operating leases by $6,257,390, investment in joint venture by $1,656,984, made downward adjustments to the carrying value of accrued rental income of $168,738, made downward adjustments to other assets of $3,668,841 to adjust historical values to fair value, iii) recorded goodwill of $41,981,527 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $77,239,881 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $17,656,065 of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group.

  (2) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

  (3) Represents the elimination by the CNL Income Fund of $175,399 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by the Company of $1,208,000 in related party payables recorded as receivables by the Advisor.

  (4) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


4. Adjustments to Pro Forma Income Statements

  (I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the nine months ended September 30, 1998, as if the Acquisition was consummated as of January 1, 1997.

    (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and 2) properties that were developed by the Company from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

         Rental and earned income on Property Transactions by
          APF..................................................... $9,635,208

    (b) Represents $9,734 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1997.

    (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

         Origination fees........................................ $ (1,569,202)
         Secured equipment lease fee.............................      (44,426)
         Advisory fees...........................................   (1,722,383)
         Reimbursement of administrative costs...................     (288,707)
         Acquisition fees........................................  (15,392,193)
         Underwriting fees.......................................     (254,945)
         Administrative fees.....................................     (148,491)
         Executive fee...........................................     (310,000)
         Guarantee fees..........................................      (93,750)
         Servicing fee...........................................   (1,014,117)
         Development fees........................................     (166,876)
         Consulting fee..........................................       (1,511)
                                                                  ------------
           Total................................................. $(21,006,601)
                                                                  ============

    (d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

    (e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL
        Restaurant Financial Services Group.

         Reimbursement of administrative costs.................... $  (288,707)
         Servicing fee............................................  (1,014,117)
                                                                   -----------
                                                                   $(1,302,824)
                                                                   ===========

    (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and
        2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

         General and administrative costs......................... $(1,415,100)

    (h) Represents savings of $27,945 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

    (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

         Advisory fees............................................. $(1,722,383)
         Administrative fees.......................................    (148,491)
         Executive fee.............................................    (310,000)
         Guarantee fees............................................     (93,750)
                                                                    -----------
                                                                    $(2,274,624)
                                                                    ===========

    (j) Represents additional income taxes of $33,370 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.

    (k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

         Depreciation expense........................................ $1,557,623

    (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote
        (2)

         Amortization of goodwill................................... $1,574,307

    (m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in II (d ) below.

         Interest expense............................................. $(68,670)

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

         Origination fees.......................................... $(1,569,202)
         Underwriting fees.........................................    (254,945)
         Consulting fee............................................      (1,511)
                                                                    -----------
                                                                    $(1,825,658)
                                                                    ===========

    (o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (p) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the proforma financial statements, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

  (II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1997, as if the Acquisition was consummated as of January 1, 1997.

    (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and 2) properties that were developed by the Company from January 1, 1997 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

         Rental and earned income on Property Transactions by the
          Company................................................  $24,048,982

    (b) Represents $23,656 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.

    (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

         Origination fees......................................... $  (594,041)
         Secured equipment lease fee..............................    (375,219)
         Advisory fees............................................  (1,775,680)
         Reimbursement of administrative costs....................    (135,769)
         Acquisition fees.........................................  (3,887,483)
         Underwriting fees........................................    (151,041)
         Administrative fees......................................    (269,231)
         Executive fee............................................    (250,000)
         Guarantee fees...........................................    (312,500)
         Arrangement fees.........................................    (350,000)
         Servicing fee............................................    (598,988)
         Development fees.........................................    (369,570)
                                                                   -----------
           Total.................................................. $(9,069,522)
                                                                   ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (d) Represents the deferral of $2,662,141 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

    (e) Represents the elimination of interest income of $1,931,331 earned during the year ended December 31, 1997 assuming all monies raised during 1997 and all cash held on January 1, 1997 was used to effect the Acquisition on January 1, 1997, represents interest income of $2,047,619 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the recognition of $133,107 of origination fees collected during the year ended December 31, 1997 which were deferred in (d) and are being amortized and recorded as interest income.

    (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL
        Restaurant Financial Services Group.

         Reimbursement of administrative costs...................... $(135,769)
         Servicing fee..............................................  (598,988)
                                                                     ---------
                                                                     $(734,757)
                                                                     =========

    (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and
        2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

         General and administrative costs......................... $(1,619,238)

    (h) Represents savings of $34,077 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

    (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

         Advisory fees............................................. $(1,775,680)
         Administrative fees.......................................    (269,231)
         Executive fee.............................................    (250,000)
         Guarantee fees............................................    (312,500)
                                                                    -----------
                                                                    $(2,607,411)
                                                                    ===========

    (j) Represents additional income taxes of $13,367 resulting from assuming that acquisitions from January 1, 1997 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.

    (k) Represents increase in depreciation of the building portion of the properties acquired from January 1, 1997 through November 30, 1998 as if they had been acquired on January 1, 1997

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

       and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

         Depreciation expense........................................ $3,225,243

    (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote
        (2)

         Amortization of goodwill................................... $2,099,076

    (m) Represents elimination of yearly amortization of arrangement fees of $350,000 capitalized as deferred costs and amortized as interest expense and the capitalization of interest expense during the period that properties were under development.

         Amortization of arrangement fees............................ $(24,144)
         Capitalization of interest during development period........  (57,450)
                                                                      --------
                                                                      $(81,594)
                                                                      ========

    (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

         Origination fees............................................ $(594,041)
         Underwriting fees...........................................  (151,041)
                                                                      ---------
                                                                       (745,082)
                                                                      =========

    (o) Represents the elimination of $2,462,606 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (p) Common shares issued during the period were assumed to have been issued and outstanding as of January 1, 1997. For purposes of the proforma financial statement, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

                                                                     Appendix A

             [LETTERHEAD OF LEGG MASON WOOD WALKER, INCORPORATED]

                                March 10, 1999

James M. Seneff, Jr.
Robert A. Bourne
CNL Realty Corporation
as General Partners of
CNL Income Fund II, Ltd.
400 East South Street
Orlando, FL 32801-2878

               Re: CNL Income Fund II, Ltd. (the "Partnership")

Gentlemen:

   You have requested our opinion as investment bankers (a) as to the fairness, from a financial point of view, to the Partnership and its limited partners of the shares of common stock (the "Common Stock") of CNL American Properties Fund, Inc. (the "Acquiror") offered to them in the Merger (as defined below), (b) as to the fairness, from a financial point of view, of the aggregate Common Stock offered to the CNL Income Funds (as defined below) in the Merger Transactions (as defined below) and (c) as to the fairness, from a financial point of view, of the method of allocating the aggregate shares of Common Stock among the CNL Income Funds in the Merger Transactions. Under the terms of an agreement and plan of merger (the "Merger Agreement"), dated March 11, 1999, between the Partnership and the Acquiror, the Partnership will merge with and into a wholly owned subsidiary of the Acquiror and the partners of the Partnership will be offered shares of Common Stock as determined pursuant to the Merger Agreement (the "Share Consideration"); such transaction is hereafter referred to as the "Merger."

   The Partnership is one of eighteen Florida limited partnerships (the "CNL Income Funds") served by Messrs. Seneff, Bourne and CNL Realty Corporation as general partners (the "General Partners"). Each CNL Income Fund has executed a merger agreement with the Acquiror on terms similar to the Merger Agreement. The transactions to occur under such merger agreements are referred to as the "Merger Transactions."

   In connection with our opinion, we have, among other things:

     (i) reviewed the Merger Agreement and the merger agreements for each of the Merger Transactions;

     (ii) reviewed the Registration Statement on Form S-4 with respect to the Merger Transactions as filed on March 12, 1999;

     (iii) reviewed the financial statements and the related filings of the Partnership and the other CNL Income Funds on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (iv) reviewed the financial statements and the related filings of the Acquiror on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (v) reviewed certain internal information concerning the business and operations of the Partnership and the other CNL Income Funds furnished to us by the General Partners, including a draft of the Partnership's and the other CNL Income Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vi) reviewed certain internal information concerning the business and operations of the Acquiror furnished to us by management of the Acquiror, including a draft of the Acquiror's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vii) reviewed certain financial data and operating statistics relating to the Partnership, the other CNL Income Funds and the Acquiror provided by the General Partners and the Acquiror and compared them with similar information of selected public companies that we deemed relevant to our inquiry;

     (viii) reviewed the appraisal (the "Appraisal") of the properties of the Partnership and the other CNL Income Funds prepared by Valuation Associates and dated January 6, 1999;

     (ix) held meetings and discussions with certain directors, officers and employees of the General Partners and the Acquiror concerning the operations, financial condition and future prospects of the Partnership, the other CNL Income Funds and the Acquiror; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Partnership, the other CNL Income Funds and the Acquiror. We have further relied upon the assurances of the General Partners that they are unaware of any factors that would materially alter the conclusions made in Legg Mason's fairness opinion, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments of the General Partners and the Acquiror as to the future performance of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason also assumed, with the consent of the General Partners, that any material liabilities (contingent or otherwise, known or unknown) of the Partnership, the other CNL Income Funds and the Acquiror are as set forth in the financial statements of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason also assumed with the consent of the General Partners that the table prepared by or for the General Partners of the allocation of Share Consideration among the General Partners and the limited partners of the Partnership has been prepared in accordance with and complies with the terms and conditions of the partnership agreement of the Partnership. Legg Mason also assumed that the Appraisal was reasonably prepared by and reflected the good faith judgments of Valuation Associates and Legg Mason does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership, the other CNL Income Funds or the Acquiror. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof.

   We have acted as financial advisor to the General Partners and will receive a fee for our services. It is understood that this letter is for the information of the General Partners in their evaluation of the Merger Transactions and our opinion does not constitute a recommendation to the General Partners or any limited partner of the Partnership or any of the other CNL Income Funds as to how such partner should vote on the Merger or the Merger Transactions, as the case may be, or as to whether such partner should elect to receive the Share Consideration or cash and promissory notes of the Acquiror. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. Additionally, our opinion does not compare the relative merits of the Merger and the Merger Transactions with those of any other transaction or business strategy which were or might have been considered by the General Partners as alternatives to the Merger and the Merger Transactions.

   It should be noted that in rendering this opinion with respect to the fairness, from a financial point of view, of (i) the Share Consideration to be offered with respect to the Partnership, (ii) the aggregate Common

Stock offered with respect to the CNL Income Funds and (iii) the method of allocating the shares of Common Stock of the Acquiror among the CNL Income Funds, Legg Mason has neither addressed, nor are we rendering any opinion with respect to, any other aspect of the Merger Transactions, including (a) the value or fairness of the cash and promissory notes option, (b) the prices at which the shares of Common Stock may trade following the Merger Transactions or the trading value of the shares to be offered compared with the current fair market value of the portfolios or other assets of the Partnership and the other CNL Income Funds if liquidated in real estate markets, (c) the tax effect of any aspect of the Merger Transactions, (d) the fairness of the amounts or allocation of the costs of the Merger Transactions or the amounts of such costs allocated to the limited partners or, (e) any other matters with respect to any specific individual partner or class of partners of the Partnership or the other CNL Income Funds.

     Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consideration offered to the Partnership and its limited partners in the Merger, the aggregate shares of Common Stock offered by the Acquiror with respect to the CNL Income Funds in the Merger Transactions and the method of allocating the shares of Common Stock among the CNL Income Funds in the Merger Transactions are fair from a financial point of view.

                                          Very truly yours,

                                          /s/ Legg Mason Wood Walker,
                                           Incorporated
                                          -------------------------------------
                                          Legg Mason Wood Walker, Incorporated

                                                                      Appendix B
                          AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger is entered into as of this 11th day of March, 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund II, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                   RECITALS:

   WHEREAS, the Parties hereto desire to consummate a merger (the "Merger") whereby the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") and the Florida Revised Uniform Limited Partnership Act (the "Florida RULPA");

   WHEREAS, the Fund is one of 18 CNL Income Funds (collectively with the Fund, the "CNL Income Funds") that APF is proposing to acquire (the "Proposed Acquisitions");

   WHEREAS, the Special Committee (the "Special Committee") of the independent members of the Board of Directors of APF has received a fairness opinion (the "Fairness Opinion") from Merrill Lynch & Co. as to the fairness to APF, from a financial point of view, of the consideration to be paid in connection with the Proposed Acquisitions;

   WHEREAS, the Special Committee has recommended the Merger to the Board of Directors of APF and the Board has approved the proposal to consummate the Merger (the "Merger Proposal") and the related transactions;

   WHEREAS, Legg Mason Wood Walker Incorporated has delivered a fairness opinion (the "Fund Fairness Opinion") to the General Partners as to the fairness to the Fund and its limited partners from a financial point of view, of the APF Common Share consideration offered to the Fund and its limited partners; and

   WHEREAS, the Board of Directors of the OP General Partner has unanimously approved the Merger Proposal;

   NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

                                   ARTICLE I

                                  Definitions

   1.1 Terms Defined in this Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth below:

   "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

   "Affiliated Group" means any affiliated group within the meaning of Code
(S)1504, or any similar group defined under a similar provision of state, local or foreign law.

   "Agreement" means this Agreement, as amended from time to time.

   "APF" has the meaning set forth in the preface above.

   "APF Common Shares" shall mean the shares of common stock, par value $0.01, of APF.

   "APF Indemnity Claim" has the meaning set forth in Section 12.1 below.

   "APF SEC Documents" has the meaning set forth in Section 6.7 below.

   "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms the basis for any specified consequence.

   "Business Combination" has the meaning set forth in Section 4.1(b) below.

   "Cash/Note Option" has the meaning set forth in Section 4.4 below.

   "Closing" has the meaning set forth in Section 2.3 below.

   "CNL Income Funds" has the meaning set forth in the second paragraph of the Recitals above.

   "Closing Date" has the meaning set forth in Section 2.3 below.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Confidential Information" means any information concerning the businesses and affairs of the Fund, the Operating Partnership or APF, if any, that is not already generally available to the public.

   "Delaware RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Disclosure Schedule" has the meaning set forth in the first paragraph of
Article VII below.

   "Dissenting Partners" has the meaning set forth in Section 4.4 below.

   "Effective Time" has the meaning set forth in Section 2.2 below.

   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) tax-qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) tax-qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

   "Fairness Opinion" has the meaning set forth in the third paragraph of the Recitals above.

   "Florida RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Fund" has the meaning set forth in the preface above.

   "Fund Articles of Merger" has the meaning set forth in Section 2.2 below.

   "Fund Fairness Opinion" has the meaning set forth in the fifth paragraph of the recitals above.

   "Fund Indemnity Claim" has the meaning set forth in Section 12.2 below.

   "Fund Interests" means the general and limited partnership interests in the Fund.

   "Fund SEC Documents" has the meaning set forth in Section 7.7 below.

   "GAAP" means United States generally accepted accounting principles as in effect from time to time.

   "General Partners" has the meaning set forth in the preface above.

   "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation but excluding commercially available shrink wrap software), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

   "IRS" means the Internal Revenue Service.

   "Knowledge" means in the case of the Fund, CNL Realty Corporation, Inc., APF and the OP General Partner, the actual knowledge of a director or an executive officer after reasonable investigation and, in the case of the individual General Partners, the collective actual Knowledge of all of the General Partners after reasonable investigation. For the purposes of this Agreement, the Knowledge of one General Partner shall be attributed to the other General Partners.

   "Known" and "Knowingly" mean that the Fund, any General Partner or APF, as applicable, had Knowledge of the particular matter or took the action described with prior Knowledge.

   "Liability" means any liability (whether Known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

   "Material Adverse Effect" means, as to any Party, a material adverse effect on the business, properties, operations or condition (financial or otherwise) which is not related to an industry-wide change in the economy or market or other conditions affecting all businesses in the industry of the Party to which the term is applied.

   "Merger" has the meaning set forth in the first paragraph of the Recitals above.

   "Merger Proposal" has the meaning set forth in fourth paragraph of the Recitals above.

   "Most Recent 10-Q" has the meaning set forth in Section 7.5 below.

   "Most Recent Balance Sheet" means the most recent balance sheet filed in a Fund SEC Document.

   "Notes" has the meaning set forth in Section 4.4 below.

   "NYSE" means the New York Stock Exchange.

   "OP Certificate of Merger" has the meaning set forth in Section 2.2 below.

   "OP General Partner" has the meaning set forth in the Preface above.

   "OP Limited Partner" means CNL APF LP Corp., a Delaware corporation and wholly owned subsidiary of APF.

   "Operating Partnership" has the meaning set forth in the preface above.

   "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

   "Party" or "Parties" has the meaning set forth in the preface above.

   "Partner" means any holder of Fund Interests.

   "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or other entity.

   "Proposed Acquisitions" has the meaning set forth in the second paragraph of the Recitals above.

   "Registration Statement" means the registration statement on Form S-4 to be filed by APF to register the APF Common Shares to be issued as Share Consideration in the Merger.

   "Representative" has the meaning set forth in Section 12.3 below.

   "SEC" means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (e) any minor imperfection of title or similar lien which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on such Party.

   "Share Consideration" has the meaning set forth in Section 4.1(a) below.

   "Special Committee" has the meaning set forth in the third paragraph to the Recitals above.

   "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or has the power to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or otherwise control the management.

   "Surviving Partnership" has the meaning set forth in Section 2.1 below.

   "Takeover Statute" has the meaning set forth in Section 8.9 below.

   "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code

(S)59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

   "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

   "Third-Party Claim" has the meaning set forth in Section 12.4 below.

                                   ARTICLE II

                        Merger; Effective Time; Closing

   2.1 Merger. Subject to the terms and conditions of this Agreement, the Delaware RULPA and the Florida RULPA, at the Effective Time, the Operating Partnership and the Fund shall consummate the Merger in which (i) the Fund shall be merged with and into the Operating Partnership and the separate limited partnership existence of the Fund shall thereupon cease, (ii) the Operating Partnership shall be the successor or surviving limited partnership in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate limited partnership existence of the Operating Partnership with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The limited partnership surviving the Merger is sometimes hereinafter referred to as the "Surviving Partnership." The Merger shall have the effects set forth in the Delaware RULPA and the Florida RULPA. As a result of the Merger, the outstanding Fund Interests shall be converted or cancelled in the manner provided in Article IV.

   2.2 Effective Time. On the Closing Date, subject to the terms and conditions of this Agreement, the Operating Partnership and the Fund shall (i) execute or cause to be executed (A) a Certificate of Merger in the form required by the Delaware RULPA (the "OP Certificate of Merger") and (B) Articles of Merger in the form required by the Florida RULPA (the "Fund Articles of Merger"), and
(ii) cause the OP Certificate of Merger to be filed with the Delaware Secretary of State as provided in the Delaware RULPA and the Fund Articles of Merger to be filed with the Florida Department of State as provided in the Florida RULPA, in each case, on the Closing Date or as soon as practicable thereafter. The Merger shall become effective at (i) such time as the OP Certificate of Merger has been duly filed with the Delaware of Secretary of State and the Fund Articles of Merger has been duly filed with the Florida Department of State or
(ii) such other time as is agreed upon by APF, the OP General Partner and the General Partners and specified in the OP Certificate of Merger and the Fund Articles of Merger. Such time is hereinafter referred to as the "Effective Time."

   2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Shaw Pittman Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, commencing at 9:00 a.m. local time on such date as within five (5) business days following the fulfillment or waiver of the conditions set forth in Article X (other than conditions which by their nature are intended to be fulfilled at the Closing) or such other place or time or on such other date as APF, the OP General Partner and the General Partners may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article X (the "Closing Date"). In no event shall the Closing Date be a date subsequent to December 31, 1999. At the Closing, there shall be delivered to APF, the Operating Partnership, the OP General Partner, the General Partners and the Fund the certificates and other documents and instruments required to be delivered under
Article X.

   2.4 Further Assurances. Each Party hereto will execute such further documents and instruments and take such further actions as may be reasonably requested by one or more of the other Parties to consummate the Merger, to vest the Surviving Partnership with full title to all assets, properties, rights, approvals, immunities and franchises of either the Fund or the Operating Partnership or to effect the other purposes of this Agreement.

                                  ARTICLE III

 Certificate of Limited Partnership; Limited Partnership Agreement;and General
                        Partner of Surviving Partnership

   3.1 Certificate of Limited Partnership. At the Effective Time, the certificate of limited partnership of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein.

   3.2 Limited Partnership Agreement. At the Effective Time, the limited partnership agreement of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the limited partnership agreement of the Surviving Partnership.

   3.3 General Partner. The general partner of the Operating Partnership immediately prior to the Effective Time shall be the general partner of the Surviving Partnership from and after the Effective Time until it is replaced or it resigns in accordance with the limited partnership agreement of the Surviving Partnership.

                                   ARTICLE IV

              Share Consideration; Payment of Share Consideration

   4.1 Share Consideration; Conversion or Cancellation of Fund Interests in Merger.

   (a) At the Effective Time, by virtue of the Merger and without any action by the Parties, all of the outstanding Fund Interests (i) shall be converted into the right to receive up to 2,393,267 fully paid and nonassessable APF Common Shares (1,196,634 APF Common Shares if the Reverse Split [defined below] occurs before the Closing) (the "Share Consideration") pursuant to the terms of
Section 4.2 below, (ii) shall cease to be outstanding, and (iii) shall be canceled and retired and shall cease to exist, and each Partner, as the holder of such Fund Interests shall cease to have any rights with respect thereto, except the right to receive either (A) APF Common Shares therefor in accordance with this Section 4.1 and Section 4.3 or (B) the cash and Notes in accordance with Section 4.4 below. Subject to the approval of the APF's shareholders of an amendment to its article of incorporation, APF anticipates that prior to the Closing it will effect a one for two reverse stock split (the "Reverse Split") pursuant to which each two shares of APF Common Shares outstanding will be exchanged for one share of APF Common Shares.

   (b) Except for the Reverse Stock Split described in Section 4.1(a), prior to the Effective Time, APF shall not split or combine the APF Common Shares, or pay a stock dividend or other stock distribution in APF Common Shares, or in rights or securities exchangeable for, convertible into or exercisable for APF Common Shares, or otherwise change APF Common Shares into, or exchange APF Common Shares for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of APF as a result of which APF stockholders receive cash, stock, or other property in exchange for, or in connection with, their APF Common Shares (a "Business Combination") or otherwise), or make any other dividend or distribution on or of APF Common Shares (other than regular quarterly cash dividends paid on APF Common Shares or any distribution pursuant to APF's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination, or change.

   (c) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the APF Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

   4.2 Payment of Share Consideration. At the Closing, subject to Section 4.4 below, the Partners shall receive the Share Consideration (less expenses paid by APF on behalf of the Fund), distributed in accordance with the provisions of the Fund's limited partnership agreement as of the Closing Date. For the purposes of this Agreement, the Share Consideration will be reduced (i) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund and (ii) as provided in Section 4.4 below.

   4.3 Fractional APF Common Shares. No certificates representing fractional APF Common Shares shall be issued upon conversion of any Fund Interests. Each Partner of the Fund who would otherwise be entitled to fractional APF Common Shares will receive one APF Common Share for a fractional interest representing 50% or more of one APF Common Share. No APF Common Shares will be issued for a fractional interest representing less than 50% of one APF Common Share.

   4.4 Cash/Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the cash/note option (the "Cash/Note Option"), such Dissenting Partners shall be entitled to receive, in lieu of the Share Consideration, consideration based on such Dissenting Partners' percentage interest (as determined by the Fund's partnership agreement) in the Fund's asset liquidation value of $21,809,611, based on Valuation Associations' appraisal. Such consideration shall be payable 10% in cash and 90% in Callable Notes due in 2006 (the "Notes"). The Notes will bear interest at a fixed rate equal to 120% of the applicable federal rate as of the date the consent solicitation on Form S-4 is mailed to the limited partners. The Share Consideration shall be reduced on a one-for-one basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Cash/Note Option.

                                   ARTICLE V

             Representations and Warranties of The General Partners

   Each General Partner severally represents and warrants to APF and the Operating Partnership that the statements contained in this Article V are correct and complete as of the date hereof and on the Closing Date:

   5.1 Authorization of Transaction. The General Partner has full power and authority (including, as applicable, full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the General Partner, enforceable in accordance with its terms and conditions. The General Partner does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   5.2 Noncontravention. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the General Partner is subject or, as applicable, any provision of the General Partner's articles of incorporation, bylaws or other organizational documents.

                                   ARTICLE VI

 Representations and Warranties of APF, The OPGeneral Partner and The Operating
                                  Partnership

   APF, the OP General Partner and the Operating Partnership jointly and severally represent and warrant to the General Partners and the Fund that the statements contained in this Article VI are correct and complete as of the date hereof and the Closing Date:

   6.1 Organization. APF is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. APF is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on APF. APF has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The OP General Partner is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. The Operating Partnership is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Operating Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Operating Partnership. The Operating Partnership has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. APF and the OP General Partner have delivered to the General Partners and the Fund correct and complete copies of the certificate of incorporation of APF and the OP General Partner and the certificate of limited partnership and the limited partnership agreement of the Operating Partnership (each as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of APF and the OP General Partner and any organizational records of the Operating Partnership have been made available to the General Partners and the Fund and are correct and complete. APF is not in default under or in violation of any provision of its certificate of incorporation, and the Operating Partnership is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   6.2 Capital Stock. The authorized capital stock of APF consists of 125,000,000 shares of common stock, $.01 par value (the "APF Common Shares"), of which 74,696,927 shares are outstanding as of January 31, 1999. Since January 31, 1999, APF has not issued any shares of capital stock. All outstanding APF Common Shares are, and all APF Common Shares issuable under any stock option plans of APF, will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 58,606,733 APF Common Shares which may be issued in connection with APF's acquisition of the other 17 CNL Income Funds in the Proposed Acquisitions and the 12,300,000 APF Shares which may be issued in connection with APF's acquisition of CNL Fund Advisors, Inc., CNL Financial Services, Inc. and CNL Financial Corp., there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which APF is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem, or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock. All of the outstanding general partner interests of the Operating Partnership are owned by the OP General Partner, and all of the outstanding limited partner interests of the Operating Partnership are owned by the OP Limited Partnership, and there are outstanding on the date hereof no options, warrants, rights, commitments or any other agreements of any character to which the Operating Partnership or any partner thereof is a party or which it may be bound requiring it to issue, transfer, sell, purchase, register, redeem or acquire any interest in the Operating Partnership.

   6.3 Authorization for Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of APF will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will be registered under the Securities Act and will be registered or exempt from registration under all applicable state securities laws. The Share Consideration will, when issued, be approved for listing on the NYSE, subject to official notice of issuance.

   6.4 Authorization of Transaction. APF, the OP General Partner and the Operating Partnership have full power and authority (including full corporate and limited partnership, as applicable, power and authority) to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance by APF, the OP General Partner and the Operating Partnership of this Agreement have been duly and validly authorized by the boards of directors of APF and the OP General Partner. This Agreement constitutes the valid and legally binding obligation of APF, the OP General Partner and the Operating Partnership, enforceable in accordance with its terms and conditions. None of APF, the OP General Partner or the Operating Partnership needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   6.5 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which, APF, the OP General Partner or the Operating Partnership is subject or any provision of APF's or the OP General Partner's articles of incorporation or by-laws or the Operating Partnership's certificate of limited partnership or limited partnership agreement or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which APF, the OP General Partner or the Operating Partnership is a party or by which it is bound or to which any of its assets is subject or (iii) result in the imposition of a Security Interest upon any of its assets.

   6.6 Title to Assets. APF has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of its most recent quarterly report on Form 10-Q.

   6.7 Reports and Financial Statements. APF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "APF SEC Documents"). All of the APF SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such APF SEC Documents. None of the APF SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed APF SEC Documents. There is no unresolved violation, criticism or exception by any governmental entity of which APF has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to APF could have a Material Adverse Effect on APF. The financial statements of APF included in the APF SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of APF as of the dates thereof and the results of operations and cash flows of APF for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   6.8 Events Subsequent to September 30, 1998. Since September 30, 1998, nothing has occurred which has had or would reasonably be expected to have a Material Adverse Effect on APF.

   6.9 Litigation. Except as publicly disclosed by APF in its APF SEC Documents or on Schedule 1, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of APF, threatened against APF or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on APF or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by APF in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by APF in any APF SEC Document, none of APF or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on APF or would prevent or delay the consummation of the transactions contemplated hereby.

   6.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by APF for inclusion or incorporation by reference in (i) the Registration Statement to be filed by APF with the SEC in connection with the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement sent by APF to its shareholders pertaining to the Merger will, at the date mailed to shareholders and at the times of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APF, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement or the proxy statement, APF shall promptly so advise the General Partners and such event shall be so described, and such amendment or supplement (which the General Partners shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   6.11 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by APF in its APF SEC Documents or disclosed in
Schedule 1, as of December 31, 1998, to APF's Knowledge, none of APF or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which are not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of APF and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in any reports filed by it with the APF SEC Documents, since December 31, 1998, the business of APF and its Subsidiaries has been carried on only in the ordinary and usual course, to APF's Knowledge, none of APF or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to APF or its Subsidiaries Known to APF having or which could reasonably be expected to have, a Material Adverse Effect on APF.

   6.12 Brokers' Fees. Except for the fees and expenses paid to Merrill Lynch & Co. with respect to the delivery of the Fairness Opinion to the Special Committee and in connection with the financial services provided by Salomon Smith Barney, none of APF, the OP General Partner or the Operating Partnership has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

   6.13 Qualification as a REIT. APF is a "real estate investment trust" for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not cause APF to cease to qualify as a "real estate investment trust" for federal income tax purposes.

   6.14 Compliance with Applicable Law. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, it and its Subsidiaries hold all permits, licenses, variances, exemptions, order and approvals of all governmental entities necessary for the lawful conduct of their respective businesses, except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its

APF SEC Documents, to APF's Knowledge, APF and its Subsidiaries are in compliance with the material terms of its permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF, the businesses of APF and its Subsidiaries are not, to APF's Knowledge, being conducted in violation of any law, ordinance or regulation of any governmental entity except that no representation or warranty is made in this Section 6.14 with respect to environmental laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, no investigation or review by any governmental entity with respect to APF or its Subsidiaries is pending or, to the Knowledge of APF, threatened, nor, to the Knowledge of APF, has any government entity indicated an intention to conduct the same, other than, in each case, those which APF reasonably believes will not have a Material Adverse Effect on APF.

   6.15 Intellectual Property.

   (a) APF owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of APF as presently conducted. Each item of Intellectual Property owned or used by APF immediately prior to the Closing hereunder will be owned or available for use by APF on identical terms and conditions immediately subsequent to the Closing hereunder. APF has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) APF has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of APF's directors or officers (or employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that APF must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of APF which are material to the operation of APF's business.

   (c) APF has no patent or registration which has been issued to APF with respect to any of its Intellectual Property.

   (d) Nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of APF's business as presently conducted.

   6.16 Insurance. With respect to each current insurance policy to which APF is a party, a named insured or is otherwise the beneficiary of coverage, to the knowledge of APF: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither APF nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof.

   6.17 Tenants. To the Knowledge of APF and except as set forth on Schedule 1, no current tenant of a property owned by APF, which as of the date of APF's most recent quarterly report on Form 10-Q represented more than 5% of APF's total revenues, presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   6.18 Disclosure. APF is in compliance in all material respects with its obligation under the Securities Exchange Act to publicly disclose material information in a timely fashion.

                                  ARTICLE VII

               Representations and Warranties Concerning the Fund

   The General Partners and the Fund jointly and severally represent and warrant to APF and the Operating Partnership that the statements contained in this Article VII are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by the General Partners and the Fund to APF and the Operating Partnership in accordance with the provisions of
Section 8.14 (the "Disclosure Schedule"). Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII.

   7.1 Organization, Qualification, and Corporate Power. The Fund is a limited partnership duly organized, validly existing, and in good standing under the laws of Florida. The Fund is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Except as set forth in Section 7.1(a) of the Disclosure Schedule, the Fund has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Section 7.1(b) of the Disclosure Schedule lists the directors and officers of the corporate General Partner. The General Partners have been made available to APF and the Operating Partnership correct and complete copies of the certificate of limited partnership and the limited partnership agreement of the Fund (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the corporate General Partner and any organizational records of the Fund have been made available to APF and the Operating Partnership and are correct and complete in all material respects. The Fund is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   7.2 Capitalization. All of the outstanding ownership interests in the Fund (the "Fund Interests") consist of (i) one percent in general partnership interests and (ii) 50,000 units of limited partnership interests. All of the outstanding Fund Interests have been duly authorized, are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Fund to issue, sell, or otherwise cause to become outstanding any additional ownership interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Fund.

   7.3 Authorization of Transaction. The Fund has full power and authority (including full limited partnership power and authority) to execute and deliver this Agreement and, upon the affirmative vote of a majority of the outstanding limited partnership Fund Interests, will have full power and authority (including limited partnership power and authority) to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Fund, enforceable in accordance with its terms and conditions, subject to bankruptcy, insolvency, moratorium and rights of creditors generally. The Fund is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   7.4 Noncontravention. Except as set forth in Section 7.4 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Fund is subject or any provision of the certificate of limited partnership or limited partnership agreement of the Fund or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Fund is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

   7.5 Title to Assets. The Fund has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC (the "Most Recent 10-Q") or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent 10-Q.

   7.6 Subsidiaries. The Fund does not have any Subsidiaries, operating or otherwise.

   7.7 Reports and Financial Statements. The Fund has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "Fund SEC Documents"). All of the Fund SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Fund SEC Documents. None of the Fund SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed Fund SEC Documents. There is no unresolved violation by any governmental entity of which the Fund has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to the Fund could have a Material Adverse Effect on the Fund. The financial statements of the Fund included in the Fund SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Fund as of the dates thereof and the results of operations and cash flows of the Fund for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   7.8 Events Subsequent to the Most Recent 10-Q. Since the date of the Most Recent 10-Q nothing has had a Material Adverse Effect on the Fund. Without limiting the generality of the foregoing, since that date, except as set forth in the appropriately lettered paragraph of Section 7.8 of the Disclosure
Schedule:

   (a) the Fund has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as reasonably determined by the General Partners) in the Ordinary Course of Business;

   (b) the Fund has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 except in the Ordinary Course of Business;

   (c) no party (including the Fund) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which the Fund is a party or by which it is bound except in the Ordinary Course of Business;

   (d) the Fund has not imposed any Security Interest upon any of its assets, tangible or intangible except in the Ordinary Course of Business;

   (e) the Fund has not made any capital expenditure (or series of related capital expenditures) involving more than $50,000 except in the Ordinary Course of Business;

   (f) the Fund has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

   (g) the Fund has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

   (h) the Fund has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

   (i) the Fund has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

   (j) the Fund has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

   (k) there has been no change made or authorized in the certificate of limited partnership or limited partnership agreement of the Fund;

   (l) the Fund has not issued, sold, or otherwise disposed of any ownership interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any ownership interests in the Fund;

   (m) the Fund has not declared, set aside, or paid any dividend or made any distribution with respect to its ownership interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its ownership interests other than distributions consistent with past practices;

   (n) the Fund has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

   (o) the Fund has not made any loan to, or entered into any other transaction with, any of the General Partners or the directors, officers, or employees of the corporate General Partner outside the Ordinary Course of Business;

   (p) the Fund has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

   (q) the Fund has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

   (r) to the Knowledge of the General Partners, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Fund; and

   (s) the Fund is not under any legal obligation, whether written or oral, to do any of the foregoing.

   7.9 Undisclosed Liabilities. The Fund does not have any Liability (and, to the Knowledge of the General Partners, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or which are not in the aggregate material.

   7.10 Legal Compliance. Except as disclosed in the Fund SEC Documents, the Fund has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder), the violation of which could cause a Material Adverse Effect to the Fund, of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

   7.11 Tax Matters.

   (a) The Fund has filed all material Tax Returns that it was required to file, including, without limitation, any material Tax Returns required to be filed with any state. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Fund (as shown on any filed Tax Return) have been paid. The Fund currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Fund does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Fund that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) The Fund has withheld and, if due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, Partner, or other third party.

   (c) The General Partners do not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Fund either (A) claimed or raised by any authority in writing or (B) as to which any of the General Partners has Knowledge. Section 7.11(c) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Fund for taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Fund since December 31, 1996.

   (d) The Fund has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) The Fund has not filed a consent under Code (S)341(f) concerning collapsible corporations. The Fund has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code (S)280G. The Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. The Fund is not a party to any Tax allocation or sharing agreement. The Fund (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Fund) or (B) has any Liability for the Taxes of any Person (other than the Fund) under Treas. Reg. (S)1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

   7.12 Real Property.

   Section 7.12(a) of the Disclosure Schedule lists and describes briefly all real property owned, leased or subleased by the Fund. Section 7.12(b) of the Disclosure Schedule lists all leases and subleases to which the Fund is a party, and the General Partners have made available to APF correct and complete copies of all such leases and subleases (as amended to date). With respect to each lease and sublease listed in Section 7.12(b) of the Disclosure Schedule:

   (a) the lease or, to the Knowledge of the General Partners, the sublease is legal, valid, binding, enforceable, and in full force and effect, except as may be affected by bankruptcy, insolvency, moratorium and the rights of creditors generally;

   (b) no consent is required with respect to the lease or sublease as a result of this Agreement, and the actions contemplated by this Agreement will not result in the change of any terms of the lease or sublease or otherwise affect the ongoing validity of the lease or sublease;

   (c) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

   (d) no party to the lease or, to knowledge of the General Partners, sublease has repudiated any provision thereof;

   (e) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or, to the Knowledge of the General Partners, sublease;

   (f) the Fund has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

   (g) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required by the Fund in connection with the operation thereof and, to the Knowledge of the General Partners, have been operated and maintained in all material respects in accordance with applicable laws, rules, and regulations; and

   (h) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

   7.13 Intellectual Property.

   (a) The Fund owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of the Fund as presently conducted. Each item of Intellectual Property owned or used by the Fund immediately prior to the Closing hereunder will be owned or available for use by the Fund on identical terms and conditions immediately subsequent to the Closing hereunder. The Fund has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) The Fund has not Knowingly interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the General Partners nor any of the corporate General Partner's directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Fund must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the General Partners, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Fund which are material to the operation of the Fund's business.

   (c) The Fund has no patent or registration which has been issued to the Fund with respect to any of its Intellectual Property.

   (d) Section 7.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Fund uses pursuant to license, sublicense, agreement, or permission. The General

Partners have made available to APF and the Operating Partnership correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).

   (e) To the Knowledge of the General Partners, nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Fund's business as presently conducted.

   7.14 Tangible Assets. The Fund owns or leases all buildings, machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted. Each such tangible asset is free from all material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The Most Recent Balance Sheet sets forth all of the assets, in the opinion of the General Partners, necessary to conduct the Fund's business as it is currently being conducted.

   7.15 Contracts. Section 7.15 of the Disclosure Schedule lists all of the following types of contracts and other agreements to which the Fund is a party:

   (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

   (b) any agreement concerning a partnership or joint venture;

   (c) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

   (d) any agreement concerning confidentiality or noncompetition;

   (e) any agreement with any General Partner or any of their Affiliates (other than the Fund);

   (f) any agreement under which it has advanced or loaned any amount to any of the General Partners or the corporate General Partner's directors, officers, and employees outside the Ordinary Course of Business; or

   (g) any agreement under which the consequences of a default or termination could have a Material Adverse Effect.

   The General Partners have made available to APF and the Operating Partnership a correct and complete copy of each written agreement listed in
Section 7.15 of the Disclosure Schedule (as amended to date) which is not included as an exhibit to a Fund SEC Document and a written summary setting forth the terms and conditions of each oral agreement referred to in Section
7.15 of the Disclosure Schedule. With respect to each agreement set forth in
Section 7.15 of the Disclosure Schedule or filed as an exhibit to a Fund SEC
Document: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

   7.16 Notes and Accounts Receivable. All notes and accounts receivable of the Fund are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Fund.

   7.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Fund.

   7.18 Insurance. Section 7.18 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Fund has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets): (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; and (iii) the policy number and the period of coverage. With respect to each current insurance policy, to the Knowledge of the General Partners and the Fund: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Fund nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Fund has been covered during the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets) by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period. Section 7.18 of the Disclosure Schedule describes any self-insurance arrangements affecting the Fund.

   7.19 Litigation. Section 7.19 of the Disclosure Schedule sets forth each instance, not already disclosed in the Fund SEC Documents, in which the Fund
(i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to or, to its Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section
7.19 of the Disclosure Schedule or the Fund SEC Documents could result in any Material Adverse Effect on the Fund. None of the General Partners has any reason to believe that any additional such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Fund.

   7.20 Tenants. To the Knowledge of any of the General Partners, no current tenant of a property owned by the Fund presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   7.21 Employees. The Fund does not have and has never had any employees, officers or directors. The Fund is not and has never been a party to or had any liability with respect to any Employee Benefit Plan.

   7.22 Guaranties. The Fund is not a guarantor of and is not otherwise liable for any liability or obligation (including indebtedness) of any other Person.

   7.23 Registration Statement. The information furnished by the Fund for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.24 Environmental Matters. The Fund is currently in compliance with all material environmental laws, ordinances, regulations and orders applicable to its business or properties, and, to the Knowledge of the General Partners, the tenants' present uses of the Fund's properties, whether leased or owned, do not materially violate any such laws, ordinances, regulations or orders. The Fund is not subject to any Liability or claim in connection with any environmental law or any use, treatment, storage or disposal of any hazardous substance or material or pollutant or any spill, leakage, discharge or release of any hazardous substance or material or pollutant as a result of having owned or operated any business prior to the Effective Time, which if a violation existed would have a Material Adverse Effect on the Fund.

   7.25 Vote Required. The affirmative vote of at least a majority of the outstanding Fund Interests is the only vote of any security holder in the Fund (under applicable law or otherwise) required to approve the Merger, this Agreement and the other transactions contemplated hereby.

   7.26 Disclosure. The representations and warranties contained in this
Article VII do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VII not misleading.

                                  ARTICLE VIII
                             Pre-Closing Covenants

   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

   8.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article X below).

   8.2 Notices and Consents. The General Partners shall give any notices to third parties and obtain any third party consents referred to in Sections 5.1, 5.2, 7.3 and 7.4 above and the related sections of the Disclosure Schedule. APF, the OP General Partner and the Operating Partnership shall give any notices to third parties and obtain any third party consents referred to in Sections 6.4 and 6.5 above. Each of the Parties shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 5.1, 6.4 and
7.3 above.

   8.3 Maintenance of Business; Prohibited Acts. During the period from the date of this Agreement to the Effective Time, the General Partners will not, and will not cause the Fund to, take any action that adversely affects the ability of the Fund (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organizations, and (iii) to preserve its relationships with its tenants; and the General Partners will not allow the Fund to, without the OP General Partner's prior written consent, which consent shall not be unreasonably withheld:

   (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrance of (i) any additional ownership interests (including the Fund Interests), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its ownership interests or any other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or (ii) any other securities in respect of, in lieu of or in substitution for the Fund Interests outstanding on the date hereof;

   (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Fund Interests);

   (c) split, combine, subdivide or reclassify any of its ownership interests or otherwise make any payments to the Partners; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution in respect of its ownership interests at such times and in such manner and amount as may be consistent with the Fund's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from December 31, 1998 through the Effective Time, to the extent not otherwise paid or distributed to the Partners), or (ii) any distribution of property necessary for the representation and warranty set forth in Section
7.11 to be true and correct;

   (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

   (e) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation outside the Ordinary Course of Business;

   (f) other than as may be necessary to consummate the Merger, adopt any amendments to its certificate of limited partnership or limited partnership agreement;

   (g) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, outside the Ordinary Course of Business;

   (h) engage in the conduct of any business the nature of which is materially different from the business in which the Fund is currently engaged;

   (i) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Fund;

   (j) forgive any indebtedness owed to the Fund or convert or contribute by way of capital contribution any such indebtedness owed;

   (k) authorize or enter into any agreement providing for management services to be provided by the Fund to any third party or an increase in management fees paid by any third party under existing management agreements;

   (l) mortgage, pledge, encumber, sell, lease or transfer any material assets of the Fund except as contemplated by this Agreement;

   (m) authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

   (n) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.

   8.4 Full Access. The General Partners shall permit representatives of APF and the OP General Partner to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Fund to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Fund. APF, the OP General Partner and the Operating Partnership shall permit representatives of the General Partners and the Fund to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of APF and the Operating Partnership to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to APF, the OP General Partner and the Operating Partnership. The Parties agree that any information obtained in connection with the exercise of their rights pursuant to this Section 8.4 shall be Confidential Information for purposes of this Agreement.

   8.5 Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Articles V, VI or VII above, as applicable. No disclosure by any Party pursuant to this Section 8.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

   8.6 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of APF, the Operating Partnership, the General Partners and the Fund shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of APF after the Effective Time as a real estate investment trust as defined within Section 856 of the Code.

   8.7 Fund Partner Approval. The General Partners hereby agree to vote the Fund Interests owned by them in favor of this Agreement and the transactions contemplated hereby and agree, subject to the satisfaction of their fiduciary duties as general partners under Florida law, as reasonably determined by the General Partners, to recommend that the limited Partners of the Fund vote their Fund Interests in favor of this Agreement and the transactions contemplated hereby.

   8.8 Delivery of Certain Financial Statements.

   (a) In addition to disclosure in Fund SEC Documents required to be filed by the Fund, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, the Fund shall provide to APF and the OP General Partner with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by the Fund and each of the General Partners that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of the Fund as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   (b) In addition to disclosure in APF SEC Documents required to be filed by APF, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, APF shall provide to the Fund and the General Partners with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by APF that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of APF as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   8.9 State Takeover Statutes. APF, the APF Board of Directors, the Operating Partnership, the Fund and the General Partners shall (i) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation, including without limitation, the control share acquisition provisions of Section 3-701 et seq. of the Maryland GCL and the business combination provisions of Section 3-601 et seq of the Maryland GCL (each, a "Takeover Statute"), is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and
(ii) if any Takeover Statute becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

   8.10 Exclusivity. None of the General Partners shall solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Fund (including any acquisition structured as a merger, consolidation, or share exchange). The General Partners shall notify APF and the Operating Partnership immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

   8.11 Listing. APF shall effect, at or before the issuance of any APF Common Shares issued as Share Consideration pursuant to Article IV, authorization for listing or quotation of such APF Common Shares on the NYSE, subject to official notice of issuance.

   8.12 Maintenance of APF's Business. During the period from the date of this Agreement to the Effective Time, APF will not take any action that adversely affects the ability of APF (i) to pursue its business in the ordinary course,
(ii) to seek to preserve intact its current business organizations (iii) to preserve its relationships with its tenants and (iv) will not take any action to affect it status as a REIT for federal income tax purposes.

   8.13 Registration of Share Consideration. APF shall cause the Registration Statement to become effective prior to the Closing Date.

   8.14 Delivery and Approval of Disclosure Schedule and Schedule 1. Within fifteen (15) business days after the date of this Agreement the General Partners shall deliver to APF the Disclosure Schedule and APF shall deliver to the General Partners Schedule 1. Within fifteen (15) business days after APF receives the Disclosure Schedule it shall give the General Partners notice either that the disclosures in the Disclosure Schedule are, as to substance, satisfactory to APF, in its sole and absolute discretion, or that they are not satisfactory and that APF terminate this Merger Agreement pursuant to Section
11.2. Likewise, within fifteen (15) business days after the General Partners receive Schedule 1, the General Partners shall give APF notice either that the disclosures in Schedule 1 are, as to substance, satisfactory to them, in their sole and absolute discretion, or that they are not satisfactory and that such General Partners terminate the Agreement pursuant to Section 11.2. In the case of both APF and the General Partners, the failure of either to give the notice specified above within the applicable fifteen (15) business day period shall constitute approval of the Disclosure Schedule or Schedule 1, as applicable.

   8.15 Certain Acquisitions. APF or its Subsidiaries shall acquire CNL Fund Advisors, Inc., CNL Financial Corp. and CNL Financial Services, Inc. (collective, the "CNL Restaurant Services Group") substantially in accordance with the terms and conditions set forth in their respective merger agreements dated on or about the date hereof or such other terms that are mutually agreed to by the parties.

                                   ARTICLE IX

                             Post-Closing Covenants

   The Parties agree as follows with respect to the period following the
Closing:

   9.1 General. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XII below). The General Partners acknowledge and agree that from and after the Closing, the Surviving Partnership will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Fund.

   9.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Fund, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Article XII below).

   9.3 Transition. The General Partners will not take any action that is designed or intended to have the effect of discouraging any tenant, lessor, licensor, customer, supplier, or other business associate of the Fund from maintaining the same business relationships with the Surviving Partnership after the Closing as it maintained with the Fund prior to the Closing.

   9.4 Confidentiality.

   (a) The General Partners and the Fund will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to APF or the OP General Partner, as applicable, or destroy, at the request and option of APF or the OP General Partner, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the General Partners or the Fund is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such General Partner or the Fund, as applicable, will notify APF or the OP General Partner, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such General Partner or the Fund is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such General Partner or the Fund, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that such General Partner or the Fund, as applicable, shall use its best efforts to obtain, at the request of APF or the OP General Partner, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as APF or the OP General Partner, as applicable, shall designate.

   (b) APF, the OP General Partner and the Operating Partnership will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and, if the Closing does not occur, deliver promptly to the Fund General Partners, as applicable, or destroy, at the request and option of the Fund or the General Partners, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. Prior to the Closing and if the Closing does not occur, in the event that any of APF, the OP General Partner or the Operating Partnership is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, APF, the OP General Partner or the Operating Partnership, as applicable, will notify the Fund or the General Partners, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this
Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, APF, the OP General Partner or the Operating Partnership is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then APF, the OP General Partner or the Operating Partnership, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that APF, the OP General Partner or the Operating Partnership, as applicable, shall use its best efforts to obtain, at the request of the Fund or the General Partners, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Fund or the General Partners, as applicable, shall designate.

   9.5 Covenant Not to Compete. Unless employed by the Surviving Partnership or APF after the Closing, for a period of three years from and after the Closing Date, none of the General Partners will engage directly or indirectly in any business serving the restaurant industry that the Surviving Partnership or APF conducts as of the Closing Date, except existing restaurant businesses and properties currently owned or advised by affiliates of CNL Group, Inc., including CNL Advisory Services, Inc. In addition, and not in lieu of the foregoing, for a period of three years from and after the Closing Date, James
M. Seneff, Jr. hereby covenants and agrees not to engage or participate, directly or indirectly, as principal, agent, executive, employee, employer, consultant, stockholder, partner or in any other individual capacity whatsoever, in the conduct or management of, or own any stock or any other equity investment in or debt of, any business that relates to the ownership, acquisition or development of "restaurant operations"; provided, however, for the purposes of this Agreement, "restaurant operations" shall not include the ownership, acquisition or development of hotel and health care properties that contain restaurant operations and those entities set forth on Schedule 9.5, and provided further, the noncompetition covenant shall not operate to preclude Mr. Seneff's ownership of APF Common Shares and of up to 5% of the equity securities of companies whose common stock is publicly traded that are engaged in owning, operating, franchising or making are engaged in owning, operating, franchising or making loans to restaurants and restaurant companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

   9.6 Tax Matters.

   (a) If there is an adjustment to any item reported on a pre-closing Tax Return that results in an increase in the Taxes payable by the Fund or any of the General Partners, and such adjustment results in a corresponding adjustment to items reported on a post-closing Tax Return with the result that the Taxes payable either by APF, any of its Subsidiaries, or by any consolidated group of companies of which APF or any Subsidiary are then members are reduced, or a refund of Taxes is increased, then any APF Indemnity Claim that the General Partners or Fund owes APF or the Operating Partnership pursuant to Article XII below shall be reduced by the amount by which such Taxes are reduced or such refunds are increased.

   (b) Any refund or credit of Taxes (including any statutory interest thereon) received by APF or any of its Subsidiaries attributable to periods ending on or prior to or including the Closing Date that were paid by the Fund pursuant to this Agreement shall reduce any APF Indemnity Claim that the General Partners or the Fund owes APF pursuant to Article XII below by an amount equal to the amount of such refund or credit.

   (c) In the event that APF or any of its Subsidiaries receives notice, whether orally or in writing, of any pending or threatened federal, state, local or foreign tax examinations, claims settlements, proposed adjustments or related matters with respect to Taxes that could affect the Fund or the General Partners, or if the Fund or any of the General Partners receives notice of such matters that could affect APF or any of its Subsidiaries, the party receiving such notice shall notify in writing the potentially affected party within ten
(10) days thereof. The failure of either party to give the notice required by this Section shall not impair such party's rights under this Agreement except to the extent that the other party demonstrates that it has been damaged thereby.

   (d) The General Partners shall have the responsibility for, and shall be entitled, at their expense, to contest, control, compromise, reasonably settle or appeal all proceedings with respect to pre-closing Taxes.

                                   ARTICLE X

                       Conditions to Obligation to Close

   10.1 Conditions to Each Party's Obligation. The respective obligations of APF, the OP General Partner, the Operating Partnership, the Fund and the General Partners to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived upon the written consent of APF and the General Partners:

   (a) Governmental Approvals and Consents. The Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Sections 5.1, 6.4, and 7.3 above.

   (b) No Injunction or Proceedings. There shall not be any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, in the reasonable judgment of APF or the General Partners, (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

   (c) No Suspension of Trading, Etc. At the Effective Time, there shall be no declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war or other international, armed hostility or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of APF, would have a Material Adverse Effect on the Fund or, in the sole judgment of any of the General Partners, would have a Material Adverse Effect on APF.

   (d) Shareholder/Partner Approvals. The stockholders of APF shall have approved APF's Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A, and the Partners of the Fund shall have approved the Merger Proposal, amendments to the partnership agreement, if any.

   (e) Registration of Share Consideration. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

   10.2 Conditions to Obligation of APF, the OP General Partner and the Operating Partnership. The obligations of APF, the OP General Partner and the Operating Partnership to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) the General Partners and the Fund shall have delivered to APF and the OP General Partner a certificate to the effect that:

     (i) the representations and warranties set forth in Article V and
  Article VII above are true and correct in all material respects at and as of the Closing Date;

     (ii) the General Partners and the Fund have performed and complied with all of their covenants hereunder in all material respects at and as of the Closing Date;

     (iii) the General Partners and the Fund have procured all of the material third-party consents specified in, respectively, Section 5.2 and
  Section 7.4 above and the related sections of the Disclosure Schedule; and

     (iv) no action, suit, or proceeding is pending or, to their Knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
  (C) affect adversely the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

Notwithstanding the foregoing, APF's obligation to close as a result of a breach of the representations and warranties contained in Section 7.24 shall be governed solely by Section 10.2(e) below.

   (b) since December 31, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of the Fund, such determination to be made in the reasonable discretion of APF;

   (c) APF and the Operating Partnership shall have received an opinion dated as of the Closing Date from Baker and Hostetler LLP, counsel to the General Partners and the Fund, taken as a whole, in form and substance reasonably satisfactory to APF and the Operating Partnership;

   (d) APF shall have received the Disclosure Schedule and approved it in accordance with Section 8.14;

   (e) There shall not exist an unlawful environmental condition on one or more properties owned by the Fund, which in the opinion of a mutually acceptable environmental engineer or consultant, would require APF to expend in excess of $2,393,267 in order to remediate such unlawful environmental condition and cause the subject property or properties to comply with applicable environmental laws, ordinances, regulations or orders; and

   (f) If each of the CNL Income Funds approves its respective Proposed Acquisition, Merrill Lynch & Co. shall not have withdrawn its Fairness Opinion issued in connection with the Merger. If a Proposed Acquisition is not approved by the applicable CNL Income Fund, then the Special Committee of the Board of Directors of APF shall have received a fairness opinion addressed to APF and its stockholders from Merrill Lynch & Co. as to the fairness of the Proposed Acquisitions that were approved by the respective CNL Income Fund, including the consideration to be paid in connection therewith, to APF and its stockholders from a financial point of view.

   APF, the OP General Partner and the Operating Partnership may waive any condition specified in this Section 10.2 if they execute a writing so stating at or prior to the Closing.

   10.3 Conditions to Obligation of the General Partners and the Fund. The obligations of the General Partners and the Fund to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) APF, the OP General Partner and the Operating Partnership shall have delivered to the General Partners and the Fund a certificate to the effect that:

     (i) the representations and warranties set forth in Article VI above are true and correct in all material respects at and as of the Closing Date;

     (ii) APF, the OP General Partner and the Operating Partnership have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

     (iii) no action, suit, or proceeding is pending or, to their knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

   (b) APF shall have delivered to the Fund for distribution to the Partners the Share Consideration pursuant to Section 4.2 and, as applicable, the cash and Notes pursuant to Section 4.4;

   (c) since September 30, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of APF;

   (d) APF shall have acquired the CNL Restaurant Services Group;

   (e) the General Partners shall have received Schedule 1 and approved it in accordance with Section 8.14;

   (f) the APF Common Shares shall have been approved for listing on the NYSE subject to official notice of issuance;

   (g) the General Partners shall have received an opinion dated as of the Closing Date from Shaw Pittman Potts & Trowbridge, counsel to APF and the Operating Partnership, in form and substance reasonably satisfactory to the General Partners; and

   (h) Legg Mason Wood Walker Incorporated shall not have withdrawn the Fund Fairness Opinion.

   The General Partners and the Fund may waive any condition specified in this
Section 10.3 if they execute a writing so stating at or prior to the Closing.

                                  ARTICLE XI

                                  Termination

   11.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the General Partners, the limited partners of the Fund, the OP General Partner or the stockholders of APF, respectively, either by the mutual written consent of APF, the OP General Partner and the General Partners or by mutual action of the General Partners and the Boards of Directors of each of the corporate General Partner and the OP General Partner and the Special Committee.

   11.2 Termination by Individual Parties. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee and the Board of Directors of the OP General Partner in the event of a failure of a condition to the obligations of APF and the Operating Partnership set forth in
Section 10.2 of this Agreement; (b) by the General Partners in the event of a failure of a condition to the obligations of General Partners or the Fund set forth in Section 10.3 of this Agreement; (c) any Party if the Merger shall not have occurred by December 31, 1999 or (d) if a United States federal or state court of competent jurisdiction or United States federal or state governmental agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, in the case of a termination pursuant to clause (a) or (b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

   11.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article XI, no Party hereto (or any of its directors or officers) shall have any liability or further obligation to any other Party to this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement or the obligations set forth in Sections 9.4 and 13.11.

                                  ARTICLE XII

                                Indemnification

   12.1 Indemnity Obligations of the General Partners and the Fund. Subject to Sections 12.5 and 12.6 hereof, each of the General Partners severally, in accordance with its percentage interest in the Share Consideration and limited in amount to the value of the APF Common Shares received by it, based upon the average per share closing price of the APF Common Shares for the first twenty trading days after the APF Common Shares are listed on NYSE (the "20 Day Average Price"), agree to indemnify and hold APF, the OP General Partner and the Surviving Partnership harmless from, and to reimburse APF, the OP General Partner and the Surviving Partnership for, any APF Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "APF Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, cost, or expense of any nature whatsoever resulting from (i) any breach of any representation and warranty of any of the General Partners or the Fund which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements, or undertakings of any of the General Partners or the Fund which are contained in or made pursuant to this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 12.1.

   12.2 Indemnity Obligations of APF, the OP General Partner and the Operating Partnership. Subject to Sections 12.5 and 12.6 hereof, APF, the OP General Partner and the Operating Partnership (including in its capacity as the Surviving Partnership) hereby jointly and severally agree to indemnify and hold each of the General Partners and the Fund harmless from, and to reimburse each of the General Partners and the Fund for, any Fund Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "Fund Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, cost, or expense of any nature whatsoever incurred by any of the General Partners or the Fund resulting from
(i) any breach of any representation and warranty of APF, the OP General Partner or the Operating Partnership which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements, or undertakings of APF, the OP General Partner and the Operating Partnership which are contained in or made pursuant to the terms and conditions of this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this
Section 12.2.

   12.3 Appointment of Representative. James M. Seneff, Jr. is hereby appointed as the exclusive agent of the General Partners and the Fund to act on their behalf with respect to any and all Fund Indemnity Claims and any and all APF Indemnity Claims arising under this Agreement or such other representative as may be hereafter appointed by the General Partners. Such agent is herein referred to as the "Representative." The Representative shall take, and the General Partners agree that the Representative shall take, any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the General Partners and the Fund, as fully as if such parties were acting on their own behalf, including, without limitation, asserting Fund Indemnity Claims against APF, the OP General Partner and the Operating Partnership, defending all APF Indemnity Claims, consenting to, compromising, or settling all Fund Indemnity Claims and APF Indemnity Claims, conducting negotiations with APF, the OP General Partner and the Operating Partnership and their representatives regarding such claims, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants, or other representatives in connection with the foregoing matters. APF, the OP General Partner and the Operating Partnership shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the General Partners and the Fund. The Representative, acting pursuant to this Section 12.3, shall not be liable to any of the General Partners or the Fund for any act or omission, except in connection with any act or omission that was the result of the Representative's bad faith or gross negligence.

   12.4 Notification of Claims. Subject to the provisions of Section 12.5, in the event of the occurrence of an event which any Party asserts constitutes an APF Indemnity Claim or a Fund Indemnity Claim, as applicable, such Party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim and which is in the possession of the indemnified party. If such event involves the claim of any third party (a "Third-Party Claim"), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment, or compromise of any such Third-Party Claim, and to employ counsel to assist such indemnifying party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third-Party Claim, to join in the defense, settlement, adjustment, or compromise of the same. An indemnified party's failure to give timely notice or to furnish the indemnifying party with any relevant data and documents in connection with any Third-Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such Party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party. Any indemnifying party may elect, at such Party's sole expense, to assume control of the defense, settlement, adjustment, or compromise of any Third-Party Claim, with counsel reasonably acceptable to the indemnified parties, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all indemnified parties before entering into any settlement, adjustment, or compromise of such claims, or ceasing to defend against such claims, unless such settlement is a cash settlement and contains an unconditional release of the indemnified party from all existing and future claims with respect to the matter being contested. In connection with any Third-Party Claim, the indemnified party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third-Party Claim.

   12.5 Survival. All representations and warranties, and, except as otherwise provided in this Agreement, all covenants and agreements of the parties contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive until eighteen months from the Closing Date; provided, however, the representations and warranties contained in Sections 6.2, 6.3 and 7.11 shall survive until the expiration of the applicable statute of limitations with respect to the matters covered thereby. No claim shall be made after the applicable survival period.

   12.6 Limitations. Notwithstanding the foregoing, any claim by an indemnified party against any indemnifying party under this Agreement shall be payable by the indemnifying party only in the event, and to the extent, that the accumulated amount of the claims in respect of such indemnifying party's obligations to indemnify under this Agreement shall and the other claims described in Article XIII exceed in the aggregate the dollar amount specified in Article XIII. As to APF Indemnity Claims, the liability of each General Partner shall be limited as provided in Article XIII.

   12.7 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, no Party hereto is making any representation, warranty, covenant, or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, or agreement contained herein or in any certificate or other document delivered pursuant hereto relating to the Merger shall give rise to any right on the part of any Party hereto, after the consummation of the Merger, to rescind this Agreement or the transactions contemplated by this Agreement. Following the consummation of the Merger, the rights of the Parties under the provisions of this Article XII shall be the sole and exclusive remedy available to the Parties with respect to claims, assertions, events, or proceedings arising out of or relating to the Merger.

                                  ARTICLE XIII

                            Limitation of Liability

   13.1 Threshold. Notwithstanding anything to the contrary stated in this Agreement, in no event (i) shall the General Partners or any of them have any liability to APF and/or the OP General Partner and the Surviving Partnership on account of any APF Indemnity Claim or for any claim for breach of warranty or for misrepresentation, or any other claim whatsoever arising under this Agreement or in connection with the transaction contemplated herein (individually a "Claim" and collectively, "Claims") or for any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever directly resulting from Claims (collectively, "Losses") unless, until and only to the extent that the accumulated amount of all Losses exceeds the amount of $239,327 in the aggregate (the "Threshold") nor (ii) shall the individual or aggregate liability of the General Partners on account of Claims and Losses exceed the value of APF Common Shares actually issued to the General Partners in the Merger valued at the 20 Day Average Price. To the extent that any Claim is asserted against more than one General Partner, each General Partner shall be liable only for such General Partner's proportionate share of the Claim based on the percentage that the APF Common Shares received by such General Partner in the Merger is of the total APF Commons Shares comprising the Share Consideration. Any Claim against a General Partner, including an APF Indemnity Claim, may be satisfied by such General Partner, in its sole discretion, by surrendering to the claimant(s) APF Common Shares at a value equal to the closing price per share of such shares on the NYSE on the last trading day preceding the date such APF Common Shares are surrendered.

   13.2 Special Indemnification. APF agrees to indemnify, defend and hold harmless the General Partners against any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever, including reasonable attorneys' fees, arising after the Effective Time that would have arisen in their capacity as General Partners of the Fund had the Merger not been consummated and that are the result of APF's alleged actions or inactions. The Threshold described in Section 13.1 above shall not apply to APF obligations to indemnify the General Partners pursuant to this
Section 13.2.

                                  ARTICLE XIV

                                 Miscellaneous

   14.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of APF and the General Partners; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

   14.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

   14.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

   14.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of APF and the General Partners.

   14.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   14.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   14.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given, as of the date two business days after mailing, if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to the Fund or the General Partners:

     c/o James M. Seneff, Jr.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 423-2894

  With copy to:

     Baker & Hostetler LLP
     Sun Trust Center, Suite 2300
     200 South Orange Avenue
     Orlando, Florida 32801
     Attn: Kenneth C. Wright, Esq.
     Telecopy: (407) 841-0168

  If to APF or the Operating Partnership:

     Curtis B. McWilliams
     Executive Vice President
     CNL American Properties, Inc.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 650-1000

  With copy to:

     Shaw Pittman Potts & Trowbridge
     2300 N Street, N.W.
     Washington, D.C. 20037
     Attn: John M. McDonald, Esq.
     Telecopy: (202) 663-8007

   Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

   14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   14.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by APF, the OP General Partner and the General Partners. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   14.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   14.11 Expenses. If the Closing occurs, APF will bear all costs and expenses of the Parties incurred in connection with this Agreement and the transactions contemplated hereby to the extent not already paid by the Fund or the General Partners. If the Closing does not occur, APF, the OP General Partner and the Operating Partnership will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and the General Partners and the Fund will divide their costs and expenses (including legal fees and expenses) as follows:
(i) the Fund shall bear that percentage of the costs and expenses equal to the percentage obtained by dividing the number of Fund votes in favor of the Merger by the sum of the total number of votes cast and the total number of abstentions and (ii) the General Partners shall bear the remainder of the costs and expenses.

   14.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

   14.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

   14.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 13.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

   14.15 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in and for Orange County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.


                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer


                                          CNL APF PARTNERS, L.P.


                                          By: CNL APF GP Corp., as General
                                           Partner


                                          By: /s/ Robert A. Bourne
                                          Its:  President


                                          CNL APF GP Corp.


                                          By: /s/ Robert A. Bourne
                                          Its:  President


                                          CNL INCOME FUND II, Ltd.


                                          By: CNL Realty Corporation, as
                                           General Partner


                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION


                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer


                                          /s/ Robert A. Bourne
                                          Robert A. Bourne, as General Partner


                                          /s/ James M. Seneff, Jr.
                                          James M. Seneff, Jr., as General
                                           Partner

                       CNL AMERICAN PROPERTIES FUND, INC.
                          SUPPLEMENT DATED      , 1999
                                       TO
                   PROSPECTUS/CONSENT SOLICITATION STATEMENT
                               DATED      , 1999
                         FOR CNL INCOME FUND III, LTD.

   This Supplement is being furnished to you, as a Limited Partner of CNL Income Fund III, Ltd., which we refer to as the Income Fund, for the purpose of enabling you to evaluate the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., a Maryland corporation, which is a real estate investment trust. This Supplement is designed to summarize only the risks, effects, fairness and other considerations of the proposed acquisition that are unique to you and the other Limited Partners of your Income Fund. This Supplement does not purport to provide an overall summary of the proposed acquisition and should be read in conjunction with the accompanying Prospectus/Consent Solicitation Statement, which includes detailed discussions regarding APF and the other Income Funds being acquired by APF. Accordingly, the discussions in this Supplement are qualified by the more expanded treatment of these matters appearing in the Prospectus/Consent Solicitation Statement. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" when used herein refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of your Income Fund. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., a wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership.

                                    OVERVIEW

   Pursuant to the Prospectus/Consent Solicitation Statement and this Supplement, you are being asked to approve the Acquisition of your Income Fund by APF. Your Income Fund is one of 18 limited partnerships (which we refer to collectively as the Funds) that APF is seeking to acquire. Supplements have also been prepared for each of the other Funds, copies of which may be obtained without charge to each Limited Partner or his representative upon written request to D.F. King & Co., 77 Water Street, New York, New York 10005.

What is APF?

   APF is a full-service real estate investment trust (or a REIT), formed in 1994, whose primary business, like that of the Funds, is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. As a full-service REIT, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains, from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time of the consummation of the Acquisition and will be one of the largest triple-net lease REITs in the United States.

How many shares of common stock (or APF Shares) will I receive if my Income Fund is acquired by APF?

   Your Income Fund will receive 2,082,901 APF Shares. You will receive your pro rata portion of such shares in accordance with the terms of your Income Fund's partnership agreement. APF has assigned a value, which we refer to as the Exchange Value, of $10.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing. It is possible that the APF Shares will trade at prices substantially below the Exchange Value. APF has, however, recently sold approximately 75 million APF Shares through three public offerings at offering prices per APF share equal to the Exchange Value. At December 31, 1998, of the approximately $750 million raised by

APF, APF has used approximately $550 million to acquire restaurant properties and to make mortgage loans and had approximately $120 million in uninvested proceeds which APF expects to invest during the first quarter of 1999. The remaining proceeds were used to pay fees and other offering expenses.

What is the required vote necessary to approve the Acquisition?

   Pursuant to the terms of your Income Fund's partnership agreement, APF's acquisition of your Income Fund may not be consummated without the approval of greater than 50% of the outstanding limited partnership Units. Such an approval by your Income Fund's Limited Partners will be binding on you even if you vote against the Acquisition.

Did you receive a fairness opinion in connection with APF's acquisition of my Fund?

   Yes. Legg Mason Wood Walker, Incorporated rendered an opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds.

Do you, as the general partners of my Income Fund, recommend that I vote in favor of the proposed Acquisition?

   Yes. We unanimously recommend that you vote "For" the proposed Acquisition. We believe that the Acquisition is the best means to maximize the value of your investment in your Fund as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

How do I vote?

   Just indicate on the enclosed consent form how you want to vote, and sign and mail it in the enclosed postage-paid return envelope as soon as possible, so that at the Special Meeting of Limited Partners, your Units may be voted "For" or "Against" APF's acquisition of your Income Fund. If you sign and send in your consent form and do not indicate how you want to vote, your consent form will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?

   Yes, subject to certain limitations. If you vote "Against" the Acquisition, but your Income Fund is nevertheless acquired by APF, you may elect to receive a payment (which we call the Cash/Notes Option) that is 10% in cash and 90% in
 % Callable Notes due      , 2006 (or Notes) based on the liquidation value of
your Income Fund, as determined by Valuation Associates, the appraisal firm that we engaged in connection with the Acquisition. Such liquidation value will be lower than the aggregate Exchange Value of the APF Shares offered to your Income Fund in the Acquisition. The Notes will bear interest at a rate equal to
 %, which was determined based on 120% of the applicable federal rate as of
     , 1999. Please note that you may only receive the Cash/Notes Option if you have voted "Against" the Acquisition and you elect to receive the Cash/Notes Option on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you voted "For" the Acquisition, or you voted "Against" the Acquisition and did not affirmatively select the Cash/Notes Option. The Notes will not be listed on any exchange or automated quotation system, and a market for the Notes will not likely develop.

What are the tax consequences of the Acquisition to me?

   The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners in your Income Fund are tax-deferred or tax-exempt entities (for example, pension plans, 401(k) plans or IRAs), if you are a person subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will be based on the difference between the value of the APF Shares or the tax basis of your Units. If you elect the Cash/Notes Option, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares and cash received by your Income Fund over the tax basis of your Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain real property gain.

   We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

   We have estimated, based on the Exchange Value, that the taxable gain per average original $10,000 investment in your Income Fund will be $749. To review the tax consequences to the Limited Partners of the Funds in greater detail,
see pages   through   of the Prospectus/Consent Solicitation Statement and
"Federal Income Tax Considerations" in this Supplement.

                                  RISK FACTORS

   As a result of APF's Acquisition of your Income Fund, you will assume the risks associated with the assets of APF and the other Funds acquired by APF. Although the majority of APF's assets and the assets of the other Funds acquired by APF are substantially similar to those of your Income Fund, the restaurant properties owned by APF and the other Funds acquired by APF may be differently constructed, located in a different geographic area or of a different restaurant chain than the restaurant properties owned by your Income Fund. Because the market for real estate may vary from one region of the country to another, the change in geographic diversity may expose you to different and greater risks than those to which you are presently exposed. For geographic information regarding APF's and the Funds' restaurant properties, see "APF's Business and The Restaurant Properties--Business Objectives and Strategies" and "--The Restaurant Properties--General" and "Business of the Funds--Description of Restaurant Properties" in the Prospectus/Consent Solicitation Statement.

   The following is a description of the most significant potential disadvantages, adverse consequences and risks of the Acquisition that are applicable to your Income Fund. This description is qualified in its entirety by the more detailed discussion in the section entitled "Risk Factors" contained in the Prospectus/Consent Solicitation Statement.

 Investment Risks

  . Uncertainty Regarding the Exchange Value and Trading Price of APF Shares
    Following Listing. Your Income Fund will be receiving 2,082,901 APF Shares if your Income Fund approves the Acquisition. There has been no prior market for the APF Shares, and it is possible that the APF Shares will trade at prices substantially below the Exchange Value or the historical book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Funds who become APF stockholders as a result of the Acquisition, will have transformed their investment in non-tradable Units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares is relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at amounts substantially less than the Exchange Value as a result of increased selling activity following the issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

  . Decrease in Distributions. In each of the years ended December 31, 1995,
    1996 and 1997, your Income Fund made $950 in distributions per $10,000 investment to you. Based on APF's pro forma financial information, and assuming APF acquires only your Income Fund and that each Limited Partner of your Income receives only APF Shares, you would have received, for the year ended December 31, 1997, $471 in distributions per $10,000 of original investment, which is 50.4% less than the $950 distributed to you as Limited Partner during the same period. The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to

   APF stockholders for the year ended December 31, 1997 and for the nine months ended September 30, 1998 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition. See "Cash Distributions to Limited Partners of Your Fund."

  . Conflicts of Interest in the Acquisition; Substantial Benefits to Related
    Parties. There are certain conflicts of interest inherent in the structure of the Acquisition of your Income Fund. We, James M. Seneff, Jr. and Robert A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne, are the three general partners of the Funds. As Board members of APF, Messrs. Seneff and Bourne have an interest in the completion of the Acquisition that may or may not be aligned with your interests as a Limited Partner of the Income Fund or with their own positions as the general partners of your Income Fund. While we will not receive any APF Shares as a result of APF's Acquisition of your Income Fund, we, as the general partners of your Income Fund, may be required to pay all or a substantial portion of the Acquisition costs allocated to your Income Fund to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition. For additional information regarding the Acquisition costs allocated to your Income Fund, see "Comparison of Alternative Effect on Financial Condition and Results of Operations" contained in this Supplement.

  . Fundamental Change in Nature of Investment. The Acquisition of your Income Fund involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in your Income Fund, which has a fixed portfolio of restaurant properties in which you participate in the profits from the operation of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple-net basis, on the date that the Acquisition is consummated (assuming only your Income Fund was acquired as of September 30, 1998), 385 restaurant properties. The risks inherent in investing in an operating company such as APF include APF's ability to invest in new restaurant properties that are not as profitable as APF anticipated, the incurrence of substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and making mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay.

   As an APF stockholder, you will receive the benefits of your investment through (i) dividend distributions on, and (ii) increases in the value of, your APF Shares. In addition, your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale or refinancing of your Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares (or from the combination of cash paid to and payments on any Notes if you elect the Cash/Notes Option). An investment in APF may not outperform your investment in the Income Fund.

  . Original Investment Timeframe. Your Income Fund's partnership agreement provides that unless earlier terminated pursuant to its terms, your Income Fund will be terminated, dissolved, and its assets liquidated on June 1, 2017. At the time of your Income Fund's formation, we contemplated that its investment program would terminate (and its investments would be liquidated) some time between 1995 and 2003. Because your Income Fund is in the anticipated termination timeframe, we could elect to liquidate your Income Fund. However, we have no current plans to dispose of your Income Fund's restaurant properties if the Limited Partners do not approve the Acquisition.

 Real Estate/Business Risks

  . Risk of Default on Mortgage Loans and Market Risks associated with
    Securitizations. APF will be subject to certain risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default.

   In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize (thereby remaining exposed to the related credit and repayment risks on such mortgage loans,) and seek a different source for funding its operations than securitizations.

   APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would typically retain a residual-interest security and may retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default, and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

   APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

  . Risks Associated with Leverage. APF has funded and intends to continue to Fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. At the time of the consummation of the Acquisition, as a general policy, APF's Board of Directors will borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's funds from operations and its ability to make distributions to its stockholders.

  . Acquisition and Development Risks. APF plans to pursue its growth strategy through the acquisition and development of additional restaurant properties. To the extent that APF does pursue this growth strategy, we do not know that it will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

 Tax Risks

  . Failure of APF to Qualify as a REIT for Tax Purposes. If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to the federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

  . Risks Associated with Distribution Requirements. Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to maintain its status as a REIT.

  . Changes in Tax Law. APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans. For a more detailed discussion of the risks associated with the Acquisition, see "Risk Factors" in the Prospectus/Consent Solicitation Statement.

                       CONSIDERATION PAID TO INCOME FUND

   The following table sets forth, for your Income Fund (i) the aggregate amount of original Limited Partner investments in each Fund less any distributions of net sales proceeds paid to the Limited Partners of that Fund,
(ii) the original amount of Limited Partner investments in each Fund less any distributions of net sales proceeds per average $10,000 investment, (iii) the number of APF Shares to be paid to your Income Fund, (iv) the estimated value of the APF Shares paid to your Income Fund, (v) the estimated Acquisition expenses allocated to your Income Fund, (vi) the estimated value, based on the Exchange Value, of APF Shares paid to your Income Fund after deducting Acquisition expenses, and (vii) the estimated value, based on the Exchange Value, of APF Shares you will receive for each $10,000 of your original investment:

                 Original
                  Limited
                  Partner
  Original      Investments
   Limited       Less any
   Partner     Distributions                                                       Estimated Value
 Investments   of Net Sales  Number of   Estimated                                  of APF Shares
  Less any     Proceeds per     APF     Value of APF              Estimated Value    per Average
Distributions     $10,000      Shares      Shares     Estimated    of APF Shares   $10,000 Original
of Net Sales     Original    Offered to  Payable to  Acquisition after Acquisition Limited Partner
 Proceeds(1)   Investment(1)  Fund(2)     Fund(3)     Expenses      Expenses(3)     Investment(3)
-------------  ------------- ---------- ------------ ----------- ----------------- ----------------
$23,522,253       $9,409     2,082,901  $20,829,010   $237,562      $20,591,448         $8,237

--------
(1) The original Limited Partner investment in the Income Fund was $25,000,000. These columns reflect, as of September 30, 1998, an adjustment to the Limited Partners original investments based on distributions of net sales proceeds received from sales of properties made pursuant to the partnership agreements.
(2) The APF Shares payable to each Fund as set forth in this chart will not change if APF acquires fewer than all of the Funds in the Acquisition. This number assumes that none of the Limited Partners of the Fund has elected the Cash/Notes Option.
(3) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be below the Exchange Value.

   Upon completion of the Acquisition of your Income Fund, the operations and existence of your Income Fund will cease. For more detailed information, see "The Acquisition" in the Prospectus/Consent Solicitation Statement. If your Income Fund does not approve the Acquisition, we do not contemplate that your Income Fund would be liquidated in the near future. The Acquisition, however, does not result in an all-cash payment to you in the liquidation of your investment. For example, if you are eligible for and choose the Cash/Notes Option, you become a Noteholder of APF. You will have exchanged your Units for
unsecured debt obligations of APF which may not be retired in full until      ,
2006, a date approximately seven years after the date the Acquisition of your Income Fund occurs. On the other hand, if you exchange your Units for APF Shares, you will receive an equity interest in APF whose marketability will depend upon the market that may develop with respect to the APF Shares, which will be listed on the NYSE.

                          EXPENSES OF THE ACQUISITION

   If your Income Fund approves the Acquisition, the portion of the Acquisition expenses attributable to your Income Fund will be paid by your Income Fund, as detailed below. The number of APF Shares paid to your Income Fund would reflect a reduction for your Income Fund's expenses of the Acquisition.

   If the Acquisition of your Income Fund is not approved, we will bear a percentage of all Acquisition expenses equal to the total number of abstentions and "Against" votes cast by the Limited Partners of your Income Fund, divided by the total number of abstentions and votes cast by you and the other Limited Partners of your Income Fund. In such event, your Income Fund will bear the remaining Acquisition expenses.

   The following table sets forth the estimated Acquisition expenses of acquiring your Income Fund:

                         Pre-closing Transaction Costs

   Legal Fees......................................................... $  9,592
   Appraisals and Valuation...........................................    3,837
   Fairness Opinions..................................................   17,266
   Registration, Listing and Filing Fees..............................      --
   Soliciting Dealer Fee..............................................   43,152
   Financial Consulting Fees..........................................      --
   Environmental Fees.................................................   23,981
   Accounting and Other Fees..........................................   28,157
                                                                       --------
     Subtotal.........................................................  125,985
                                                                       ========

                           Closing Transaction Costs

   Transfer Fees and Taxes............................................   43,420
   Legal Fees.........................................................   36,010
   Recording Costs....................................................      --
   Other..............................................................   32,147
                                                                       --------
     Subtotal.........................................................  111,577
                                                                       --------
   Total.............................................................. $237,562
                                                                       ========

                                 REQUIRED VOTE

Limited Partner Approval Required by the Partnership Agreement

   Article 12 of your Income Fund's partnership agreement provides that the vote of Limited Partners representing greater than 50% of the outstanding Units is required to approve a "Liquidating Sale," which is defined by the partnership agreement to include a transaction or series of transactions resulting in the transfer of 66 2/3% or more in value of Income Fund's restaurant properties. Because the Acquisition of your Income Fund is a Liquidating Sale within the meaning of the partnership agreement, it may not be consummated without the approval of Limited Partners representing greater than 50% of the outstanding Units.

Consequence of Failure to Approve the Acquisition

   If the Limited Partners of your Income Fund representing greater than 50% of the outstanding Units do not vote "For" the Acquisition, the Acquisition may not be consummated under the terms of the partnership agreement. In such event, we plan to continue to operate your Income Fund as a going concern and to eventually dispose of your Income Fund's restaurant properties approximately seven to 15 years after they were acquired (or as soon thereafter as, in our opinion, market conditions permit), as contemplated by the terms of the partnership agreement.

Special Meeting to Discuss the Acquisition

   We have scheduled a special meeting of the Limited Partners of your Income Fund to discuss the solicitation materials, which include the Prospectus/Consent Solicitation Statement, this Supplement and the other materials distributed to you, and the terms of APF's Acquisition of your Income Fund, prior to voting on the Acquisition. The special meeting will be held at
10:00 a.m., Eastern time, on      , 1999, at                   . We and members
of APF's management intend to solicit actively your support for the Acquisition and would like to use the special meeting to answer questions about the Acquisition and the solicitation materials (as defined below) and to explain in person our reasons for recommending that you vote "For" the Acquisition.

                                VOTING PROCEDURE

   The Prospectus/Consent Solicitation Statement, this Supplement, the accompanying transmittal letter, the power of attorney and the consent form constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" the Acquisition of your Income Fund by APF.

   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding Units of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, in the manner described in the Prospectus/Consent Solicitation Statement. A copy of the Agreement and Plan of Merger dated March 11, 1999, by and between APF and your Income Fund is attached hereto as Appendix B. We encourage you to read it.

   If you are not planning on attending the special meeting of the Limited Partners of your Income Fund and voting in person, you should complete and return the consent form before the expiration of the solicitation period. The solicitation period is the time period during which you may vote "For" or "Against" the Acquisition of your Income Fund. The solicitation period will
commence upon delivery of the solicitation materials to you (on or about    ,
1999 and will continue until the later of (a)    , 1999 (a date not less than
60 calendar days from the initial delivery of the solicitation materials), or
(b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond December 31, 1999. Any consent form received by Corporate Election Services prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your Units will be counted as voting "Against" the Acquisition of your Income Fund and you will receive APF Shares if your Income Fund is acquired.

   The consent form consists of two parts. Part A seeks your consent to APF's Acquisition of your Income Fund and certain related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve are described above under "Required Vote--Required Amendment to the Partnership Agreement." If you have interests in more than one Income Fund, you will receive multiple consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter (including the Acquisition), you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without requiring your signatures on multiple documents.

                 COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                  TO THE GENERAL PARTNERS AND THEIR AFFILIATES

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by your Income Fund to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure, which will be in effect after the Acquisition, had been in effect during the years presented below.

   Under your Income Fund's partnership agreement, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. The partnership agreement also provide that we are to be reimbursed for our expenses for services performed for your Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. If your Income Fund is acquired, it will share in the overall cost of managing the consolidated portfolio of properties owned by APF. As stockholders of APF, you and the other former Limited Partners of your Income Fund will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1998, the aggregate amounts accrued or paid by your Income Fund to us are shown below under "Historical" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the years presented, are shown below under "Pro Forma":

                                                    Year Ended      Nine Months
                                                   December 31,        Ended
                                                 ----------------- September 30,
                                                 1995 1996  1997       1998
                                                 ---- ---- ------- -------------
Historical:
  General Partner Distributions................. --   --       --         --
  Broker/Dealer Commissions(1).................. --   --       --         --
  Due Diligence and Marketing Support Fees...... --   --       --         --
  Acquisition Fees.............................. --   --       --         --
  Asset Management Fees......................... --   --       --         --
  Real Estate Disposition Fees(2)............... --   --   $15,150    $53,400
                                                 ---  ---  -------    -------
    Total historical............................ --   --   $15,150    $53,400
Pro Forma:
  Cash Distributions on APF Shares.............. --   --       --         --
  Salary Compensation........................... --   --       --         --
                                                 ---  ---  -------    -------
    Total pro forma............................. --   --       --         --

--------
1) A majority of the fees paid as broker-dealer commissions and due diligence and marketing support fees were reallowed to other broker-dealers participating in the offerings of the Income Fund's Units.
(2) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners. To date, no such fees have been paid since the required minimum returns have not been made to the Limited Partners.

              CASH DISTRIBUTIONS TO LIMITED PARTNERS OF YOUR FUND

   The information below should be read in conjunction with the information contained herein under the caption "Financial Statements" and in the Prospectus/Consent Solicitation Statement under the caption "Summary--Our Reasons for the Acquisition--Prices for Fund Units."

   The following table sets forth the distributions paid to the Limited Partners of your Income Fund (per $10,000 original investment) for the periods indicated below:

                                                           Nine Months Ended
                                                             Sept. 30, 1998
                                                          --------------------
                                 1993 1994 1995 1996 1997 Historical Pro Forma
                                 ---- ---- ---- ---- ---- ---------- ---------
Distributions from Income....... $735 $736 $587 $719 $949   $  538     $363
Distributions from Sales of
 Properties.....................  --   --   --   --   --       591      --
Distributions from Return of
 Capital(1).....................  215  214  363  231    1       62        9
                                 ---- ---- ---- ---- ----   ------     ----
  Total......................... $950 $950 $950 $950 $950   $1,191     $373
                                 ==== ==== ==== ==== ====   ======     ====

--------
(1) Cash distributions presented above as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. Accumulated net income includes deductions for depreciation and amortization expense and income from certain non-cash items. This amount is not required to be presented as a return of capital except for purposes of this table, and the Income Fund has not treated this amount as a return of capital for any other purpose.

   The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the nine months ended September 30, 1998 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition.

   Assuming APF maintains its current level of debt for acquiring future restaurant properties, the expected distribution rate per APF Share will be 8.8% (assuming a $10.00 per APF Share price based on the Exchange Value, the annualized dividend per year is expected to be $0.88 per APF Share). Based on the number of APF Shares that you would receive in the Acquisition per your average $10,000 original investment and this distribution rate, you would receive an annual distribution of approximately $725.

                                    FAIRNESS

General

   We believe the Acquisition to be fair to, and in the best interests of your Income Fund. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

  . the terms of the Acquisition are fair to you and the other Limited
    Partners; and

  . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and certain alternatives to the Acquisition and a review of the financial condition and performance of APF and your Income Fund and the terms of critical agreements, such as your Income Fund's partnership agreement.

   We also believe that the Acquisition is procedurally fair for several reasons. First, the Acquisition is required to be approved by Limited Partners holding greater than 50% of the outstanding Units of your Income

Fund and is subject to certain conditions. Second, if your Income Fund is acquired all Limited Partners of your Income Fund who vote against the Acquisition will be given the option of receiving APF Shares or the Cash/Note Option.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others, our relief from certain ongoing liabilities with respect to the Income Fund if it is acquired by APF. For a further discussion of the conflicts of interest and potential benefits of the Acquisition to us, see "Conflicts of Interest" below.

Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners of your Income Fund and maximizes the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Fund. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the Cash/Notes Option, constitutes fair value. In addition, we compared the values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair and is the best way to maximize the return on your investment in light of the values of such consideration.

   2. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners of your Income Fund and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisal of your Income Fund's restaurant properties prepared by Valuation Associates and upon the fairness opinion provided by Legg Mason. A copy of the fairness opinion is attached hereto as Appendix A. We encourage you to read it. We attributed significant weight to the appraisal of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisal of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisal and of Legg Mason to provide the fairness opinion assisted us in the fulfillment of our fiduciary duties to your Income Fund and the Limited Partners, notwithstanding that each of Valuation Associates and Legg Mason received fees for its services and notwithstanding that Legg Mason has previously provided investment banking services to the Funds and to Commercial Net Lease Realty, Inc., a former affiliate of ours. See "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.

   On rendering its opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

  . the value or fairness of the cash and promissory notes option;

  . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Funds' portfolios or assets if liquidated in real estate markets;

  .the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited Partners; or

  .any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the Cash/Notes Option.

   3. Valuation of Alternatives. Based on the appraisal of the Income Fund's restaurant properties, we estimated the value of your Income Fund as an ongoing concern and if liquidated. On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of your Income Fund.

   4. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Fund to Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   5. Net Book Value of the Income Fund. We calculated the book value of your Income Fund under generally accepted accounting principles, or GAAP, as of September 30, 1998 per $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is not indicative of the true fair market value of your Income Fund. This figure was compared to the (i) value of the Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998, (ii) value of the Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and
(iii) estimated value of the APF Shares, based on the Exchange Value, paid to each Fund per average $10,000 invested.

                             Summary of Valuations
                       (per $10,000 original investment)

                                                              Estimated
                                                             Value of APF
                                                              Shares per
                                                Going      Average  $10,000
                         GAAP Book Liquidation Concern     Original Limited
                           Value    Value(1)   Value(1) Partners Investment(2)
                         --------- ----------- -------- ----------------------
CNL Income Fund III,
 Ltd....................  $6,396     $7,650     $8,214          $8,237

--------
(1) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.
(2) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of your Income Fund, we each have an independent obligation to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners of your Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants (including the Limited Partners in other Funds). James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the

Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to your Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to your Income Fund and also on APF's Board of Directors.

Benefits to General Partners

   As a result of the Acquisition (assuming only your Income Fund is acquired), we are expected to receive certain benefits, including that we will be relieved from certain ongoing liabilities with respect to Funds that are acquired by APF.

   James M. Seneff, Jr. and Robert A. Bourne (your individual general partners), will continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF and Mr. Bourne serving as Vice Chairman. Furthermore, they will be entitled to receive performance-based incentives, including stock options, under APF's 1999 Performance Incentive Plan or any other such plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Funds if the Acquisition does not occur.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the Acquisition to you.

Certain Tax Differences between the Ownership of Units and APF Shares

   Because your Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your Income Fund, regardless of whether any cash is distributed to you. If your Income Fund is acquired by APF, and you have voted "For" the Acquisition, you will receive APF Shares. If you have voted "Against" the Acquisition but your Income Fund is acquired by APF, you may elect the Cash/Notes Option, in which case you will receive cash and Notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Currently, as the owner of Units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Income Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than your Income Fund's tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by your Income Fund. As a result, APF's tax depreciation from the acquired restaurant properties will differ from your Income Fund's tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a larger portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see "--Taxation of APF" and "--Taxation of Stockholders--Taxable Domestic Stockholders" in the Prospectus/Consent Solicitation Statement.

Tax Consequences of the Acquisition

   In connection with the Acquisition and for federal income tax purposes, the assets (and any liabilities) of your Income Fund (if your Income Fund is acquired by APF) will be transferred to APF in return for APF Shares and/or cash and Notes. Your Income Fund will then immediately liquidate and distribute such property to you. The IRS requires that you recognize a share of the income or loss, subject to the limits described below, recognized by your Income Fund, including gain recognized as a result of the transfer of restaurant properties pursuant to the Acquisition. The estimated taxable gain and loss based on the Exchange Value, for an average $10,000 original Limited Partner investment in your Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                    Estimated Gain/(Loss) per
                                                    Average $10,000 Original
                                                  Limited Partner Investment(1)
                                                  -----------------------------
CNL Income Fund III, Ltd. .......................             $749

--------
(1) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

   Under section 351(a) of the Code, no gain or loss is recognized if (i) property is transferred to a corporation by one more individuals or entities in exchange for the stock of that corporation, and (ii) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman, APF's tax counsel, that, following the Acquisition, the Limited Partners of the Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least 80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect the Cash/Notes Option, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between (1) the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership and (2) the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or another Limited Partner in your Income Fund elect the Cash/Notes Option, your Income Fund will receive APF Shares, cash and Notes in exchange for your Income Fund's assets. Because the
principal portion of the Notes will not be due until      , 2006, the
acquisition of your Income Fund's assets, in part, in exchange for Notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the Notes is collected in the year of the Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to value of the APF Shares and cash received by your Income Fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price (without reduction for any selling expenses) for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, that are assumed or taken subject to by the Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares, cash and Notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset" (i.e., real property and depreciable assets used in a trade or business and held for more than one year). Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section 1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report his, her or its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive cash and Notes rather than APF Shares. Even though a Limited Partner's election of the Cash/Notes Option may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of your Income Fund's gain as determined under the partnership agreement of your Income Fund. Therefore, Limited Partners who elect the Cash/Notes Option may recognize gain in the year of the Acquisition despite the fact that they will receive only a small amount of cash and no publicly-traded instruments with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the Notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the Notes by the Limited Partners electing the Cash/Notes Option. See "--Tax Consequences of Liquidation and Termination of Your Fund" below.

   Tax Consequences of the Liquidation and Termination of Your Fund. If your Fund is acquired by APF, your Fund will be deemed to have liquidated and distributed APF Shares and/or cash and Notes, as the case may be, to you. The taxable year of your Income Fund will end at this time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition (including gain or loss resulting from the Acquisition described above). If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or cash and Notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of your Income Fund, determine to be pro rata based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive (determined on the closing date of the Acquisition) and your adjusted tax basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distribution of the APF Shares)). Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive cash and Notes in the Acquisition, you will recognize gain to the extent that the amount of cash you receive in the Acquisition exceeds your adjusted basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distributions of the cash and Notes)). Your basis in the Notes distributed to you will equal your adjusted basis in your Units, reduced (but not below zero) by the amount of any cash distributed to you and your holding period for the Notes for purposes of determining capital gain or loss from the disposition of the Notes will include your holding period for your Units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold Units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not an organization described in section 501(c)(7) (social clubs), section 501(c)(9) (voluntary employees' beneficiary associations), section 501(c)(17) (supplemental unemployment benefit trusts) or section 501(c)(20) (qualified group legal services plans) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Income Funds that are acquired by APF will equal the fair market value of the APF Shares plus the cash and the issue price of the Notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property may differ from the Income Fund's basis therein, and the restaurant properties may be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds following the Acquisition.

   For a discussion of the taxation of APF, see "Federal Income Tax Considerations--Taxation of APF" in the Prospectus/Consent Solicitation Statement.

     SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
        APF, FUNDS, ADVISOR AND CNL RESTAURANT FINANCIAL SERVICES GROUP
                      Nine Months Ended September 30, 1998

                                            Historical                                            Pro Forma
                         --------------------------------------------------                -------------------------------
                                                                    CNL
                                           CNL                  Restaurant
                                         Income                  Financial
                                        Fund III,                Services      Combined     Pro Forma           Combined
                             APF          Ltd.        Advisor      Group      Historical   Adjustments         Pro Forma
                         ------------  -----------  ----------- -----------  ------------  -----------        ------------
Operating Data
 Revenues:
 Rental and earned
  income...............  $ 22,947,199  $ 1,196,056  $       --  $       --   $ 24,143,255  $ 9,635,208 (a)
                                                                                                 1,752 (b)    $ 33,780,215
 Management fees.......           --           --    21,405,127   5,122,366    26,527,493  (21,007,126)(c)
                                                                                            (2,875,906)(d)       2,644,461
 Interest and other
  income...............     6,117,911      103,546          751  18,463,647    24,685,855    1,526,547 (e)      26,212,402
                         ------------  -----------  ----------- -----------  ------------  -----------        ------------
 Total revenue.........    29,065,110    1,299,602   21,405,878  23,586,013    75,356,603  (12,719,525)         62,637,078
Expenses:
 General and
  administrative.......     1,539,004      144,067    6,701,115   6,704,482    15,088,668   (1,303,349)(f)
                                                                                            (1,415,100)(g)
                                                                                               (29,339)(h)      12,340,880
 Advisory fees.........     1,248,393          --           --    1,026,231     2,274,624   (2,274,624)(i)             --
 State taxes...........       397,569       12,250       15,226     220,180       645,225       27,946 (j)         673,171
 Depreciation and
  amortization.........     2,693,020      236,345      131,539   1,000,493     4,061,397    3,104,092 (k)(l)    7,165,489
 Interest expense......           --           --       105,668  14,234,533    14,340,201      (68,670)(m)      14,271,531
 Paid to affiliates....           --           --       256,456   1,569,202     1,825,658   (1,825,658)(n)             --
                         ------------  -----------  ----------- -----------  ------------  -----------        ------------
 Total expenses........     5,877,986      392,662    7,210,004  24,755,121    38,235,773   (3,784,702)         34,451,071
                         ------------  -----------  ----------- -----------  ------------  -----------        ------------
Net earnings (loss)
 before equity in
 earnings of joint
 ventures/minority
 interests, gain (loss)
 on sale of properties,
 gain on
 securitization, and
 provision for federal
 income taxes..........    23,187,124      906,940   14,195,874  (1,169,108)   37,120,830   (8,934,823)         28,186,007
                         ------------  -----------  ----------- -----------  ------------  -----------        ------------
Equity in earnings of
 joint ventures/
 minority interests....       (23,271)     (47,276)         --       12,452       (58,095)         --              (58,095)
Gain (loss) on sales of
 properties............           --       596,586          --          --        596,586          --              596,586
Provision for loss on
 land and building.....           --      (99,865)          --          --       (99,865)          --             (99,865)
Gain on
 securitization........           --           --           --    3,018,268     3,018,268          --            3,018,268
Provision for federal
 income taxes..........           --           --     5,607,415     708,666     6,316,081   (6,316,081)(o)             --
                         ------------  -----------  ----------- -----------  ------------  -----------        ------------
Net earnings...........  $ 23,163,853  $ 1,356,385  $ 8,588,459 $ 1,152,946  $ 34,261,643  $(2,618,742)       $ 31,642,901
                         ============  ===========  =========== ===========  ============  ===========        ============
Other Data:
Weighted average number
 of shares of common
 stock outstanding
 during period.........  $ 47,633,909          N/A          N/A         N/A           N/A          --           71,773,652(p)
Total properties owned
 at end of period......           357           28          N/A         N/A           N/A          --                  385
Funds from operations..  $ 26,408,569  $ 2,977,747          N/A         N/A           N/A          --         $ 35,758,513
Total cash
 distributions
 declared*.............  $ 26,460,446  $ 2,977,747          N/A         N/A           N/A          --         $ 35,758,513
Cash distributions
 declared per $10,000
 investment............  $        572  $     1,191          N/A         N/A           N/A          --         $        498
                                            Historical                         Combined           Pro Forma
                                        September 30, 1998                    Historical      September 30, 1998
                         --------------------------------------------------  ------------  -------------------------------
Balance Sheet Data
Real estate assets,
 net...................  $407,663,180  $12,839,689  $       --  $       --   $420,502,869  $ 5,497,341 (q)
                                                                                            26,052,741 (r)    $452,052,951
Mortgages/notes
 receivable............    33,523,506          --           --  173,776,981   207,300,487      849,195 (r)     208,149,682
Accounts receivable,
 net...................       575,104       40,088    7,544,985   7,342,103    15,502,280   (7,996,204)(s)       7,506,076
Investment in/due from
 joint ventures........       631,374    2,093,452          --          --      2,724,826      758,948 (q)       3,483,774
Total assets...........   566,383,967   16,822,967    8,429,809 197,528,789   789,165,532   27,354,484         816,520,016
Total
 liabilities/minority
 interest .............    14,478,585      833,193    5,049,152 185,998,045   206,358,975  (10,987,068)(s)(t)  195,371,907
Total equity...........   551,905,382   15,989,774    3,380,657  11,530,744   582,806,557   38,341,552 (q)(t)  621,148,109

--------
* Cash distributions for the nine months ended September 30, 1998 included $1,477,747 as a result of the distribution of net sales proceeds from the sales of two properties.

(a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and 2) properties that were developed by APF from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

       Rental and earned income on Property Transactions by APF... $9,635,208

(b) Represents $1,752 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1997.

(c) Represents the elimination of intercompany fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees.......................................... $ (1,569,202)
       Secured equipment lease fee...............................      (44,426)
       Advisory fees.............................................   (1,722,383)
       Reimbursement of administrative costs.....................     (289,232)
       Acquisition fees..........................................  (15,392,193)
       Underwriting fees.........................................     (254,945)
       Administrative fees.......................................     (148,491)
       Executive fee.............................................     (310,000)
       Guarantee fees............................................      (93,750)
       Servicing fee.............................................   (1,014,117)
       Development fees..........................................     (166,876)
       Consulting fee............................................       (1,511)
                                                                  ------------
         Total................................................... $(21,007,126)
                                                                  ============

(d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

(e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

(f) Represents the elimination of intercompany expenses paid between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

       Reimbursement of administrative costs...................... $  (289,232)
       Servicing fee..............................................  (1,014,117)
                                                                   -----------
                                                                   $(1,303,349)
                                                                   ===========

(g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by APF were subject to capitalization during the entire period and 2) costs relating to properties not developed by APF were subject to capitalization up through the time that EITF 97-11 became effective.

       General and administrative costs........................... $(1,415,100)

(h) Represents savings of $29,339 in professional services and administrative expenses resulting from reporting on one combined company versus 22 separate entities.

(i) Represents the elimination of fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Advisory fees............................................... $(1,722,383)
       Administrative fees.........................................    (148,491)
       Executive fee...............................................    (310,000)
       Guarantee fees..............................................     (93,750)
                                                                    -----------
                                                                    $(2,274,624)
                                                                    ===========

(j) Represents additional state taxes of $27,946 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the Income Fund had operated under a REIT structure.

(k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (q) from acquiring the Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

       Depreciation expense.......................................... $1,527,472

(l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (q)

       Amortization of goodwill..................................... $1,576,620

(m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in footnote (4), II (d) in the Notes to the Pro Forma Financial Statements attached to this Supplement.

       Interest expense............................................... $(68,670)

(n) Represents the elimination of fees paid to affiliates for fees incurred between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees............................................ $(1,569,202)
       Underwriting fees...........................................    (254,945)
       Consulting fee..............................................      (1,511)
                                                                    -----------
                                                                    $(1,825,658)
                                                                    ===========

(o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the acquisition. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

(p) APF Shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved the proposal to amend and restate APF's articles of incorporation to increase the number of authorized APF Shares.

(q) Represents the payment of $237,562 in cash and the issuance of 14,359,145 APF shares in consideration for the purchase of the Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 using the Exchange Value of $10 per APF Share plus estimated transaction costs. The acquisitions of the Income Fund and the CNL Restaurant Financial Services Group have been accounted for under the purchase accounting method and goodwill was recognized to the extent that the consideration paid exceeded the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on APF's statement of earnings. APF will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by APF.

       Income Fund...............................................  $ 20,829,012
       Advisor...................................................    76,000,000
       CNL Restaurant Financial Services Group...................    47,000,000
                                                                   ------------
        Total Purchase Price (cash and shares)...................   143,829,012
       Less cash paid to Income Fund.............................      (237,562)
                                                                   ------------
        Share consideration......................................   143,591,450
       Transaction costs of APF..................................     8,933,000
                                                                   ------------
        Total costs incurred.....................................  $152,524,450
                                                                   ============

  In addition, APF i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the Income Fund carrying value of land and building on operating leases by $5,150,131, net investment in direct financing leases by $347,210, investment in joint venture by $758,948, made downward adjustments to the carrying value of accrued rental income of $85,729, and made downward adjustments to other assets of $3,692,497 to adjust historical values to fair value, iii) recorded goodwill of $42,043,187 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $77,339,587 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $15,989,774 of the Income Fund, Advisor and CNL Restaurant Financial Services Group.

(r) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

(s) Represents the elimination by the Income Fund of $146,825 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by APF of $1,208,000 in related party payables recorded as receivables by the Advisor.

(t) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the acquisition of the CNL Restaurant Businesses since the acquisition agreements require that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the acquisition.

        SELECTED HISTORICAL FINANCIAL DATA OF CNL INCOME FUND III, LTD.

   The following table sets forth certain financial information for the Income Fund, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of CNL Income Fund III, Ltd." in this Supplement.

                            Nine Months Ended
                              September 30,         Year Ended December 31,
                          --------------------- --------------------------------
                             1998       1997       1997       1996       1995
                          ---------- ---------- ---------- ---------- ----------
Revenues (1)............  $1,252,326 $1,649,769 $2,023,495 $2,452,797 $2,358,235
Net income (2)..........   1,356,385  2,160,829  2,391,835  1,814,657  1,482,515
Cash distributions
 declared (3)...........   2,977,747  1,782,000  2,376,000  2,376,000  2,376,000
Net income per Unit
 (2)....................       26.90      42.89      47.47      35.93      29.37
Cash distributions
 declared per Unit (3)..       59.55      35.64      47.52      47.52      47.52
Weighted average number
 of Limited Partner
 Units outstanding......      50,000     50,000     50,000     50,000     50,000

                              September 30,                 December 31,
                         ----------------------- -----------------------------------
                            1998        1997        1997        1996        1995
                         ----------- ----------- ----------- ----------- -----------
Total assets............ $16,822,967 $18,833,287 $18,479,002 $18,608,907 $19,065,305
Total partners'
 capital................  15,989,774  17,974,130  17,611,136  17,595,301  18,156,644

--------
(1) Revenues include equity in earnings of the unconsolidated joint venture and minority interest in income and losses of the consolidated joint ventures.
(2) Net income for the nine months ended September 30, 1998 and 1997 includes $596,586 and 969,052, respectively, from gain on sale of land and building. Net income for the nine months ended September 30, 1998 and 1997 includes $99,865 and $32,819, respectively, from provision for loss on land and building. Net income for the years ended December 31, 1997 and 1995, includes a provision for loss on land and building of $32,819 and $207,844, respectively. Net income for the year ended December 31, 1997, includes gain on sale of land and buildings of $1,027,590.
(3) Distributions for the nine months ended September 30, 1998 included $1,477,747 as a result of the distribution of net sales proceeds from the sales of two properties.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
            AND RESULTS OF OPERATIONS OF CNL INCOME FUND III, LTD.

Introduction

   The Income Fund is a Florida limited partnership that was organized on June 1, 1987, to acquire for cash, either directly or through joint venture arrangements, both newly constructed and existing restaurant properties, as well as land upon which restaurants were to be constructed, which are leased primarily to operators of selected national and regional fast-food restaurant chains. The leases generally are triple-net leases, with the lessees responsible for all repairs and maintenance, property taxes, insurance and utilities. As of September 30, 1998, the Income Fund owned 28 restaurant properties which included interests in three restaurant properties owned by joint ventures in which the Income Fund is a co-venturer and three restaurant properties owned with affiliates as tenants-in-common.

Liquidity and Capital Resources

 Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997

   During the nine months ended September 30, 1998 and 1997, the Income Fund generated cash from operations (which includes cash received from tenants, distributions from joint ventures, and interest and other income received, less cash paid for expenses) of $1,376,910 and $1,500,218, respectively. The decrease in cash from operations for the nine months ended September 30, 1998, is primarily a result of changes in income and expenses as described in "Results of Operations" below and changes in the Income Fund's working capital.

   Other sources and uses of capital included the following during the nine months ended September 30, 1998.

   In January 1998, the Income Fund used the net sales proceeds from the 1997 sale of the restaurant property in Mason City, Iowa to acquire a restaurant property located in Overland Park, Kansas, as tenants-in-common with certain of our affiliates. In connection therewith, the Income Fund and the affiliates entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to its applicable percentage interest. As of September 30, 1998, the Income Fund owned a 25.84% interest in this restaurant property.

   During the nine months ended September 30, 1998, the Income Fund sold its restaurant properties in Daytona Beach, Fernandina Beach and Punta Gorda, Florida, and Hagerstown, Maryland, for a total of approximately $3,280,000 and received net sales proceeds of $3,214,616, resulting in a total gain of $596,586 for financial reporting purposes. In connection with the sales of the restaurant properties in Daytona Beach and Fernandina Beach, Florida, the Income Fund incurred deferred, subordinated, real estate disposition fees of $53,400. The Income Fund distributed $1,477,747 of the net sales proceeds as a special distribution to the Limited Partners, used a portion of the net sales proceeds to acquire an interest in RTO Joint Venture, as described below, and intends to use the remaining net sales proceeds to reinvest in additional restaurant properties or use for other Income Fund purposes. The Income Fund anticipates that it will distribute amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any (at a level reasonably assumed by us), resulting from these sales.

   As described above, in May 1998, the Income Fund entered into a joint venture, RTO Joint Venture, with one of our affiliates, to construct and hold one restaurant property. As of September 30, 1998, the Income Fund had contributed $629,925 to purchase land and pay for construction relating to the joint venture. The Income Fund has agreed to contribute approximately $36,100 in additional construction costs to the joint venture. When construction is completed, the Income Fund will have an approximate 47% interest in the profits and losses of the joint venture.

   In September 1998, the Income Fund entered into a new lease agreement for the Golden Corral restaurant property located in Stockbridge, Georgia. In connection therewith, the Income Fund funded $150,000 in renovation costs.

   In connection with the sale of the restaurant property in Roswell, Georgia, in June 1997, the Income Fund accepted a promissory note in the principal sum of $685,000 collateralized by a mortgage on the restaurant property. During the nine months ended September 30, 1998, the Income Fund collected the full amount of the outstanding mortgage note receivable balance. The Income Fund intends to use the mortgage note proceeds to invest in an additional restaurant property or for other Income Fund purposes.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts and other short-term, highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to the partners. At September 30, 1998, the Income Fund had $1,726,345 invested in such short-term investments, as compared to $493,118 at December 31, 1997. The increase in cash and cash equivalents at September 30, 1998, is primarily attributable to the remaining net sales proceeds relating to the sale of the restaurant properties in Daytona Beach, Punta Gorda and Fernandina Beach, Florida, and Hagerstown, Maryland, at September 30, 1998, and the receipt of the balance of the mortgage note receivable as described above. The funds remaining at September 30, 1998, will be used to pay distributions and other liabilities, to make additional contributions to RTO Joint Venture to pay for additional construction costs relating to the restaurant property owned by the joint venture and to acquire an additional restaurant property.

   Total liabilities of the Income Fund, including distributions payable, decreased to $696,791 at September 30, 1998, from $729,249 at December 31, 1997. We believe that the Income Fund has sufficient cash on hand to meet its current working capital needs.

   Based on current and anticipated future cash from operations and proceeds received from the sales of several restaurant properties during 1998 and 1997, the Income Fund declared distributions to Limited Partners of $2,977,747 and $1,782,000 for the nine months ended September 30, 1998 and 1997, respectively ($500,000 and $594,000 for the quarters ended September 30, 1998 and 1997, respectively). This represents distributions of $59.55 and $35.64 per unit for the nine months ended September 30, 1998 and 1997, respectively ($10.00 and $11.88 per unit for the quarters ended September 30, 1998 and 1997, respectively). Distributions for the nine months ended September 30, 1998, included $1,477,747 as a result of the distribution of net sales proceeds from the sale of the restaurant properties in Fernandina Beach and Daytona Beach, Florida. This special distribution was effectively a return of a portion of the Limited Partners' investment, although, in accordance with the Income Fund agreement, it was applied to the Limited Partners' unpaid cumulative preferred return. As a result of the sale of the restaurant properties, the Income Fund's total revenue was reduced, while the majority of the Income Fund's operating expenses remained fixed. Therefore, distributions of net cash flow were adjusted for the nine months ended September 30, 1998. No distributions were made to us for the quarter and nine months ended September 30, 1998 and 1997. No amounts distributed to the Limited Partners for the nine months ended September 30, 1998 and 1997, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   We have the right, but not the obligation, to make additional capital contributions if we deem it appropriate in connection with the operations of the Income Fund.

 The Years Ended December 31, 1997, 1996 and 1995

   The Income Fund's primary source of capital for the years ended December 31, 1997, 1996 and 1995, was cash from operations (which includes cash received from tenants, distributions from joint ventures and interest received, less cash paid for expenses). Cash from operations was $2,021,689, $2,091,754 and $2,203,437 for the years ended December 31, 1997, 1996 and 1995, respectively. The decrease in cash from operations during 1997 and 1996, each as compared to the previous year, is primarily a result of changes in income and expenses as described in "Results of Operations" below and changes in the Income Fund's working capital during each of the respective years. Cash from operations was also affected by the following transactions during the years ended December 31, 1997, 1996 and 1995.

   In February 1995, the tenant of the Po Folks restaurant property in Hagerstown, Maryland, ceased operations of the restaurant business located on such restaurant property and discontinued payment of rental amounts as provided in its lease agreement. Due to the uncertainty of the collectibility of the past due rental amounts, the Income Fund established an allowance for doubtful accounts relating to the amount due from the former tenant. At December 31, 1995, the balance in the allowance for doubtful accounts for this restaurant property was $259,242; therefore, no amount was included in receivables at December 31, 1995, relating to this restaurant property. In addition, at December 31, 1995, the balance in the allowance for doubtful accounts for the Denny's restaurant property in Hagerstown, Maryland, (which was leased to the same tenant of the Po Folks restaurant property) for past due rental amounts was $76,948. In September 1996, the Income Fund agreed to accept $175,000 in the form of promissory notes from the new tenant of the Denny's restaurant property, as full satisfaction of past due rental amounts and past due real estate taxes from the former tenant of the Denny's and Po Folks restaurant properties. In connection therewith, during 1996, the Income Fund recognized approximately $118,700 in base rental income for amounts which the Income Fund had previously established an allowance for doubtful accounts, and wrote off the remaining balances in the allowance for doubtful accounts. During 1996, the Income Fund accepted a three year promissory note for $25,000, which bears interest at 10% per annum and for which collections commenced in October 1996. Receivables at December 31, 1997, include approximately $16,300 relating to this promissory note. However, due to the uncertainty of the collectibility of the remaining $150,000 to be received from the new tenant of the Denny's restaurant property, the Income Fund established an allowance for doubtful accounts of $150,000 during the year ended December 31, 1997. The Income Fund sold this restaurant property in June 1998.

   Other sources and uses of capital included the following items during the years ended December 31, 1997, 1996 and 1995.

   In January 1996, the Income Fund entered into a promissory note with CNL Realty Corp., the corporate general partner, for a loan in the amount of $86,200 in connection with the operations of the Income Fund. The loan was uncollateralized, bore interest at a rate of prime plus 0.25% per annum and was due on demand. The Income Fund repaid the loan in full, along with approximately $660 in interest, to the corporate general partner. In addition, during 1996, the Income Fund entered into various promissory notes with the corporate general partners for loans totaling $575,200 in connection with the operations of the Income Fund. The loans were uncollateralized, non-interest bearing and due on demand. The Income Fund had repaid the loans in full to the corporate general partner as of December 31, 1996. In addition, during 1997, the Income Fund entered into various promissory notes with the corporate general partner for loans totaling $117,000 in connection with the operations of the Income Fund. The loans were uncollateralized, non-interest bearing and due on demand. As of December 31, 1997, the Income Fund had repaid the loans in full to the corporate general partner.

   In January 1997, the Income Fund sold its restaurant property in Chicago, Illinois, to a third party, for $505,000 and received net sales proceeds of $496,418, resulting in a gain of $3,827 for financial reporting purposes. The Income Fund used $452,000 of the nets sales proceeds to pay liabilities of the Income Fund, including quarterly distributions to the Limited Partners. The balance of the proceeds was used to pay past due real estate taxes on this restaurant property incurred by the Income Fund as a result of the former tenant declaring bankruptcy. The Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any, (at a level reasonably assumed by us), resulting from the sale.

   In March 1997, the Income Fund sold its restaurant property in Bradenton, Florida, to the tenant, for $1,332,154 and received net sales proceeds (net of $4,330 which represents real estate tax amounts due from tenant) of $1,305,671, resulting in a gain of $361,368 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in June 1988 and had a cost of approximately $1,080,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $229,500 in excess of its original purchase price. In June 1997, the Income Fund reinvested approximately $1,276,000 of the net sales proceeds received in a restaurant property in Fayetteville, North Carolina. The Income Fund intends to use the remaining net sales proceeds for other Income Fund purposes. We believe that the transaction, or a portion thereof, relating to the sale of the restaurant property in Bradenton, Florida, and the reinvestment of the proceeds in a restaurant property in Fayetteville, North Carolina, qualified as a like-kind exchange transaction for federal income tax purposes. However, the Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any (at a level reasonably assumed by us), resulting from the sale.

   In April 1997, the Income Fund sold its restaurant property in Kissimmee, Florida, to a third party for $692,400 and received net sales proceeds of $673,159, resulting in a gain of $271,929 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in March 1988 and had a cost of approximately $474,800, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $196,400 in excess of its original purchase price. In July 1997, the Income Fund reinvested approximately $511,700 of these net sales proceeds in a restaurant property located in Englewood, Colorado, as tenants-in-common with one of our affiliates. In connection therewith, the Income Fund and the affiliate entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to each co-venturer's percentage interest. As of December 31, 1997, the Income Fund owned a 32.77% interest in the restaurant property. In January 1998, the Income Fund reinvested the remaining net sales proceeds in the restaurant property in Overland Park, Kansas, with our affiliates, as tenants-in-common. We believe that the transaction, or a portion thereof, relating to the sale of the restaurant property in Kissimmee, Florida, and the reinvestment of a portion of the proceeds in an IHOP restaurant property in Englewood, Colorado, qualified as a like-kind exchange transaction for federal income tax purposes. However, the Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any (at a level reasonably assumed by us), resulting from the sale.

   In April 1996, the Income Fund received $51,400 as partial settlement in a right of way taking relating to a parcel of land of the restaurant property in Plant City, Florida. In April 1997, the Income Fund received the remaining proceeds of $73,600 finalizing the sale of the land parcel. In connection therewith, the Income Fund recognized a gain of $94,320 for financial reporting purposes.

   In addition, in June 1997, the Income Fund sold its restaurant property in Roswell, Georgia, to a third party for $985,000 and received net sales proceeds of $942,981, resulting in a gain of $237,608 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in June 1988 and had a cost of approximately $775,200, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $167,800 in excess of its original purchase price. In connection therewith, the Income Fund received $257,981 in cash and accepted the remaining sales proceeds in the form of a promissory note in the principal sum of $685,000, collateralized by a mortgage on the restaurant property. The promissory note bore interest at a rate of nine percent per annum and was collected in full, with interest, during the nine months ended September 30, 1998. In December 1997, the Income Fund reinvested a portion of the net sales proceeds in a restaurant property located in Miami, Florida, as tenants-in-common with one of our affiliates. In connection therewith, the Income Fund and the affiliate entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to each co-venturer's percentage interest. As of December 31, 1997, the Income Fund owned a 9.84% interest in the restaurant property. The Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any (at a level reasonably assumed by us), resulting from the sale.

   In October 1997, the Income Fund sold its restaurant property in Mason City, Iowa, to the tenant for $218,790 and received net sales proceeds (net of $511 which represents prorated rent returned to the tenant) of

$216,528, resulting in a gain of $58,538 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in March 1988 and had a cost of approximately $190,300, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $26,700 in excess of its original purchase price. In January 1998, the Income Fund reinvested the net sales proceeds in a restaurant property in Overland Park, Kansas, with certain of our affiliates, as tenants-in-common. We believe that the transaction, or a portion thereof, relating to the sale of the restaurant property in Mason City, Iowa, and the reinvestment of the proceeds in a restaurant property in Overland Park, Kansas, with affiliates as tenants-in-common qualified as a like-kind exchange transaction for federal income tax purposes. However, the Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any (at a level reasonably assumed by us), resulting from the sale.

   None of the restaurant properties owned by the Income Fund or the joint ventures in which the Income Fund owns an interest is or may be encumbered. Subject to certain restrictions on borrowings from us, however, the Income Fund may borrow, in our discretion, for the purpose of maintaining the operations of the Income Fund. The Income Fund will not encumber any of the restaurant properties in connection with any borrowings or advances. The Income Fund also will not borrow under circumstances which would make the Limited Partners liable to creditors of the Income Fund. Certain of our affiliates from time to time incur certain operating expenses on behalf of the Income Fund for which the Income Fund reimburses the affiliates without interest.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term, highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to the partners. At December 31, 1997, the Income Fund had $493,118 invested in such short-term investments as compared to $57,751 at December 31, 1996. The increase in cash and cash equivalents is primarily attributable to the fact that during 1997, the Income Fund used net sales proceeds from the sales of restaurant properties to pay a portion of the liabilities of the Income Fund, including quarterly distributions to the Limited Partners. During 1996, the Income Fund used cash generated from operations to pay liabilities of the Income Fund.

   During 1997, 1996 and 1995, certain of our affiliates incurred on behalf of the Income Fund $71,681, $108,900 and $149,252, respectively, for certain operating expenses. At December 31, 1997 and 1996, the Income Fund owed $82,239 and $102,859, respectively, to affiliates for such amounts and accounting and administrative services. In addition, during the year ended December 31, 1997, the Income Fund incurred $15,150 in real estate disposition fees due to an affiliate as a result of services provided in connection with the sale of the restaurant property in Chicago, Illinois. The payment of such fees is deferred until the Limited Partners have received the sum of their 10% Preferred Return and their adjusted capital contributions. Amounts payable to other parties, including distributions payable, decreased to $611,116 at December 31, 1997, from $681,010 at December 31, 1996. The decrease in amounts payable to other parties was primarily attributable to a decrease in accrued and escrowed real estate taxes at December 31, 1997. Total liabilities at December 31, 1997, to the extent they exceed cash and cash equivalents at December 31, 1997, will be paid from future cash from operations, proceeds from the sales of restaurant properties as described above, and in the event we elect to make additional contributions or loans to the Income Fund, from future contributions or loans from us.

   Based primarily on current and anticipated cash from operations, the Income Fund declared distributions to the Limited Partners of $2,376,000 for each of the years ended December 31, 1997, 1996 and 1995. This represents distributions of $47.52 per unit for each of the years ended December 31, 1997, 1996 and 1995. We expect to distribute some or all of the net sales proceeds from the sales of the restaurant properties in Fernandina Beach and Daytona Beach, Florida, to the Limited Partners. In deciding whether to sell restaurant properties, we will consider factors such as potential capital appreciation, net cash flow, and federal income tax considerations. The reduced number of restaurant properties for which the Income Fund receives rental payments, as well as ongoing operations, is expected to reduce the Income Fund's revenues. The decrease in

Income Fund revenues, combined with the fact that a significant portion of the Income Fund's expenses are fixed in nature, is expected to result in a decrease in cash distributions to the Limited Partners during 1998. No amounts distributed to the Limited Partners for the years ended December 31, 1997, 1996 or 1995 are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners return on their adjusted capital contributions.

   We believe that the restaurant properties are adequately covered by insurance. In addition, we have obtained contingent liability and property coverage for the Income Fund. This insurance is intended to reduce the Income Fund's exposure in the unlikely event a tenant's insurance policy lapses or is insufficient to cover a claim relating to the restaurant property.

   Due to low operating expenses and ongoing cash flow, we do not believe that working capital reserves are necessary at this time. In addition, because the leases for the Income Fund's restaurant properties are generally on a triple-net basis, it is not anticipated that a permanent reserve for maintenance and repairs will be established at this time. To the extent, however, that the Income Fund has insufficient funds for such purposes, we will contribute to the Income Fund an aggregate amount of up to one percent of the offering proceeds for maintenance and repairs.

Results of Operations

 Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997

   During the nine months ended September 30, 1997, the Income Fund and its consolidated joint venture, Tuscawilla Joint Venture, owned and leased 32 wholly-owned restaurant properties (including five restaurant properties which were sold in 1997) and during the nine months ended September 30, 1998, the Income Fund and its consolidated joint venture owned and leased 27 wholly-owned restaurant properties (including four restaurant properties which were sold in 1998), to operators of fast-food and family-style restaurant chains. In connection therewith, during the nine months ended September 30, 1998 and 1997, the Income Fund and Tuscawilla Joint Venture earned $1,196,056 and $1,593,167, respectively, in rental income from operating leases (net of adjustments to accrued rental income), earned income from direct financing leases and contingent rental income for these restaurant properties, $355,160 and $494,795 of which was earned during the quarters ended September 30, 1998 and 1997, respectively. The decrease in rental, earned and contingent rental income during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, is partially attributable to a decrease of approximately $73,500 and $325,200, respectively, as a result of the sales of restaurant properties during 1997 and 1998. The decrease in rental income was partially offset by an increase of approximately $69,100 for the nine months ended September 30, 1998, due to the reinvestment of the majority of the net sales proceeds from the 1997 sale of the restaurant property in Bradenton, Florida, in a restaurant property in Fayetteville, North Carolina in June 1997. The Income Fund reinvested the net sales proceeds from the 1997 sales of the restaurant properties in Kissimmee, Florida, Roswell, Georgia and Mason City, Iowa, in restaurant properties held as tenants-in-common with certain of our affiliates resulting in an increase in equity in earnings of joint venture as described below.

   Rental, earned and contingent rental income also decreased during the nine months ended September 30, 1998 due to the fact that, during the nine months ended September 30, 1998, (i) the tenant of the restaurant property in Canton Township, Michigan, vacated the restaurant property and ceased operations and
(ii) the Income Fund terminated the lease with the tenant of the restaurant property in Hazard, Kentucky. Due to the fact that the Income Fund had recognized accrued rental income since the inception of these leases relating to the straight lining of future scheduled rent increases in accordance with generally accepted accounting principles, the Income Fund wrote off approximately $80,800 of such accrued rental income relating to these restaurant properties during the nine months ended September 30, 1998 approximately $29,500 of which was written off during the quarter ended September 30, 1998. The Income Fund is currently seeking either replacement tenants or purchasers for these restaurant properties. Rental and earned income are expected to remain at reduced amounts until the Income Fund executes new leases for these restaurant properties or until the restaurant properties are sold and the proceeds from such sales are reinvested in additional restaurant properties.

   Rental and earned income during the nine months ended September 30, 1998 and 1997, remained at reduced amounts due to the fact that the Income Fund did not receive any rental income relating to the Po Folks restaurant property in Hagerstown, Maryland. In June 1998, the Income Fund sold the restaurant property to a third party. The Income Fund intends to reinvest the net sales proceeds in an additional restaurant property.

   During the nine months ended September 30, 1997, the Income Fund owned and leased one restaurant property indirectly through a joint venture arrangement and one restaurant property as tenants-in-common with one of our affiliates. During the nine months ended September 30, 1998, the Income Fund owned and leased three restaurant properties as tenants-in-common with certain of our affiliates and three restaurant properties indirectly through joint venture arrangements. In connection therewith, during the nine months ended September 30, 1998 and 1997, the Income Fund recorded a loss of $34,343 and $12,496, respectively, attributable to losses recorded by these joint ventures, a loss of $75,617 and $9,494 during the quarters ended September 30, 1998 and 1997, respectively. The losses recorded during the quarter and nine months ended September 30, 1998 and 1997 are primarily attributable to the fact that, during July 1997, the operator of the restaurant property owned by Titusville Joint Venture vacated the restaurant property and ceased operations. In conjunction therewith, the joint venture established an allowance for doubtful accounts during the quarter and nine months ended September 30, 1997, for past due rental amounts. During the nine months ended September 30, 1998, the joint venture wrote off all uncollected balances and established an allowance for loss on land and building for its restaurant property in Titusville, Florida of approximately $139,300. The allowance represents the difference between the restaurant property's net carrying value at September 30, 1998, and the current estimated net realizable value of the restaurant property. The joint venture is currently seeking either a replacement tenant or purchaser for this restaurant property. The losses recorded by Titusville Joint Venture during the quarter and nine months ended September 30, 1998 and 1997, were partially offset by the fact that the Income Fund reinvested a portion of the net sales proceeds it received from the 1997 and 1998 sales of several restaurant properties, in three restaurant properties with certain of our affiliates as tenants-in-common and one restaurant property through a joint venture arrangement with one of our affiliates.

   Operating expenses, including depreciation and amortization expense, were $392,662 and $425,173 for the nine months ended September 30, 1998 and 1997, respectively, of which $113,310 and $131,090 were incurred for the quarters ended September 30, 1998 and 1997, respectively. The decrease in operating expenses during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, is primarily attributable to a decrease in depreciation expense due to the sales of several restaurant properties during 1998 and 1997.

   As a result of the sales of three restaurant properties during the nine months ended September 30, 1998, as described above in "Liquidity and Capital Resources," and as a result of the sales of four restaurant properties during the nine months ended September 30, 1997, the Income Fund recognized total gains during the nine months ended September 30, 1998 and 1997, of $583,373 and $969,052, respectively, for financial reporting purposes.

   During the nine months ended September 30, 1997, the Income Fund recorded an allowance for loss on land and building of $32,819, for financial reporting purposes, relating to the Po Folks restaurant property in Hagerstown, Maryland. The loss represented the difference between the restaurant property's net carrying value at September 30, 1997 and the estimated net realizable value of this restaurant property. During June 1998, the Income Fund sold this restaurant property and recognized a gain of $13,213 for financial reporting purposes.

   In addition, during the nine months ended September 30, 1998, the Income Fund recorded an allowance for loss on land and building of $99,865 for financial reporting purposes, relating to the restaurant property in Hazard, Kentucky. The loss represents the difference between the restaurant property's net carrying value and the current estimated net realizable value of the restaurant property.

 The Years Ended December 31, 1997, 1996 and 1995

   During the years ended December 31, 1995 and 1996, the Income Fund owned and leased 30 wholly-owned restaurant properties and during 1997, the Income Fund owned and leased 31 wholly-owned restaurant properties (including five restaurant properties, one in each of Chicago, Illinois; Bradenton, Florida; Kissimmee, Florida; Roswell, Georgia and Mason City, Iowa, which were sold during the year ended December 31, 1997). In addition, during the years ended December 31, 1997, 1996 and 1995, the Income Fund was a co-venturer in two separate joint ventures that each owned and leased one restaurant property and during 1997, the Income Fund owned and leased two restaurant properties, with certain of our affiliates, as tenants-in-common. As of December 31, 1997, the Income Fund owned, either directly or through joint venture arrangements, 30 restaurant properties which are, in general, subject to long-term, triple-net leases. The leases of the restaurant properties provide for minimum base annual rental amounts (payable in monthly installments) ranging from approximately $23,000 to $191,900. All of the leases provide for percentage rent based on sales in excess of a specified amount. In addition, some leases provide for increases in the annual base rent during the lease term.

   During the years ended December 31, 1997, 1996 and 1995, the Income Fund and its consolidated joint venture, Tuscawilla Joint Venture, earned $1,930,486, $2,273,850 and $2,188,000, respectively, in rental income from operating leases and earned income from direct financing leases. The decrease in rental and earned income during 1997, as compared to 1996, is partially attributable to a decrease of approximately $219,700 as a result of the sales of the restaurant properties in Chicago, Illinois (in January 1997), Bradenton, Florida (in March
1997), Kissimmee, Florida (in April 1997), Roswell, Georgia (in June 1997), and Mason City, Iowa (in October 1997), as described above in "Liquidity and Capital Resources." During 1997, the decrease in rental income was partially offset by an increase of approximately $86,200 due to the reinvestment of a portion of these net sales proceeds in a restaurant property in Fayetteville, North Carolina, in June 1997, as described above in "Liquidity and Capital Resources."

   The decrease in rental and earned income during 1997, as compared to 1996, and the increase during 1996, as compared to 1995, is partially attributable to the fact that during 1996, the Income Fund entered into a new lease with a new tenant for the Denny's restaurant property in Hagerstown, Maryland, and in connection therewith, recognized as income approximately $118,700 for which the Income Fund had previously established an allowance for doubtful accounts relating to the Denny's and Po Folks restaurant properties in Hagerstown, Maryland, as described above in "Liquidity and Capital Resources." The decrease in 1997, as compared to 1996, is also partially attributable to the fact that during 1997, the Income Fund established an allowance for doubtful accounts of approximately $77,100 for past due amounts for these restaurant properties due to the uncertainty of the collectibility of these amounts.

   Rental and earned income during 1997 and 1996, continued to remain at reduced amounts due to the fact that the Income Fund was not receiving any rental income relating to the Po Folks restaurant property in Hagerstown, Maryland. This restaurant property was sold in June 1998.

   In addition, the decrease in rental and earned income during 1997, as compared to 1996, is partially attributable to the Income Fund increasing its allowance for doubtful accounts by approximately $15,400 for rental amounts relating to the restaurant property in Canton Township, Michigan, due to financial difficulties the tenant is experiencing. We intend to pursue collection of past due amounts relating to this restaurant property and will recognize any such amounts as income if collected. No such allowance was established during 1996 and 1995.

   The increase in rental and earned income during 1996, as compared to 1995, is partially offset by a decrease in rental income of approximately $31,000 due to the fact that in September 1996, the tenant of the restaurant property in Chicago, Illinois, ceased operations of the restaurant business located on such restaurant property and the Income Fund ceased recording rental revenue relating to such restaurant property. The tenant filed for bankruptcy and in January 1997, the Income Fund sold this restaurant property to an unrelated third party, as described above in "Liquidity and Capital Resources."

   During the years ended December 31, 1997, 1996 and 1995, the Income Fund also earned $157,648, $157,993 and $143,039, respectively, in contingent rental income. The increase in contingent rental income during 1996, as compared to 1995, is primarily attributable to an increase in gross sales of certain restaurant properties requiring the payment of contingent rent.

   In addition, during 1997, 1996 and 1995, the Income Fund earned $100,816, $26,496 and $22,386, respectively, in interest and other income. The increase in interest and other income during 1997, was partially attributable to the interest earned on the net sales proceeds relating to the sales of the restaurant properties in Chicago, Illinois; Bradenton, Florida; Kissimmee, Florida; Roswell, Georgia and Mason City, Iowa temporarily invested in short-term highly liquid investments pending reinvestment of such amounts in additional restaurant properties or the use of such amounts for other Income Fund purposes. In addition, interest and other income increased by approximately $33,700 during 1997, as a result of the interest earned on the mortgage note receivable accepted in connection with the sale of the restaurant property in Roswell, Georgia, in June 1997. The increase in interest and other income during 1997, was also attributable to the Income Fund recognizing $15,000 in other income due to the fact that the purchase and sale agreement between the Income Fund and a third party for the Po Folks restaurant property located in Hagerstown, Maryland, was terminated. Based on the agreement, all deposits received in connection with the purchase and sale agreement were retained as other income by the Income Fund due to the termination of the agreement.

   The Income Fund recognized a loss of $148,170 during the year ended December 31, 1997 and income of $11,740 and $22,015 for the years ended December 31, 1996 and 1995, respectively, attributable to net income and net loss earned by unconsolidated joint ventures in which the Income Fund is a co-venturer. The decrease in net income earned by joint ventures is partially attributable to the fact that, during July 1997, the operator of the restaurant property owned by Titusville Joint Venture vacated the restaurant property and ceased operations. In conjunction therewith, Titusville Joint Venture (in which the Income Fund owns a 73.4% interest in the profits and losses of the joint venture) established an allowance for doubtful accounts of approximately $27,000 during 1997. No such allowance was established during 1996. In addition, the joint venture recorded real estate tax expenses of approximately $16,600 during 1997. No such real estate taxes were incurred during 1996. The joint venture intends to pursue collection of these amounts from the former tenant and will recognize such amounts as income if collected. In addition, during 1997, the joint venture established an allowance for loss on land and building for its restaurant property in Titusville, Florida, for approximately $147,000. The allowance represents the difference between the restaurant property's carrying value at December 31, 1997, and the estimated net realizable value of the restaurant property. In addition, the joint venture wrote off unamortized lease costs of $23,500 in 1997 due to the tenant vacating the restaurant property. Titusville Joint Venture is currently seeking either a replacement tenant or purchaser for this restaurant property. The decrease during 1997, as compared to 1996, was partially offset by an increase in net income earned by joint ventures due to the fact that in July 1997, the Income Fund reinvested the majority of the net sales proceeds it received from the sale of the restaurant property in Kissimmee, Florida, in an IHOP restaurant property located in Englewood, Colorado, as tenants-in-common with one of our affiliates. The decrease in net income earned during 1996, as compared to 1995, is primarily attributable to the receipt by Titusville Joint Venture of bankruptcy proceeds relating to the former tenant during 1995. These amounts had previously been written off; therefore, they were recognized as income when received, during 1995.

   During the years ended December 31, 1997, 1996 and 1995, one lessee of the Income Fund and its consolidated joint venture, Golden Corral Corporation, contributed more than 10% of the Income Fund's total rental income (including rental income from the Income Fund's consolidated joint venture and the Income Fund's share of the rental income from one restaurant property owned by an unconsolidated joint venture and two restaurant properties owned with affiliates as tenants-in-common). As of December 31, 1997, Golden Corral Corporation was the lessee under leases relating to six restaurants. It is anticipated that, based on the minimum rental payments required by the leases, this lessee will continue to contribute more than 10% of the Income Fund's total rental income during 1998 and subsequent years. In addition, during at least one of the years ended December 31, 1997, 1996 or 1995, six restaurant chains, Golden Corral, Denny's, Perkins,

Pizza Hut, KFC and Taco Bell, each accounted for more than 10% of the Income Fund's total rental income (including rental income from the Income Fund's consolidated joint venture and the Income Fund's share of the rental income from one restaurant property owned by an unconsolidated joint venture and two restaurant properties owned with affiliates as tenants-in-common). In subsequent years, it is anticipated that Golden Corral, Denny's, Pizza Hut, KFC and Taco Bell each will continue to account for more than 10% of total rental income to which the Income Fund is entitled under the terms of the leases. Any failure of Golden Corral Corporation or any of these restaurant chains could materially affect the Income Fund's income.

   Operating expenses, including depreciation and amortization expense, were $626,431, $638,140 and $667,876 for the years ended December 31, 1997, 1996 and
1995, respectively. The decrease in operating expenses during 1997, as compared to 1996, was partially attributable to a decrease of approximately $56,600 in depreciation expense as a result of the sales of restaurant properties in 1997, as described above in "Liquidity and Capital Resources." In addition, the decrease during 1996, as compared to 1995, is partially attributable to a decrease in depreciation expense relating to the Po Folks restaurant property in Hagerstown, Maryland, due to the Income Fund establishing an allowance for loss on land and building which represented the difference between the restaurant property's carrying value at December 31, 1995, and the estimated net realizable value of the restaurant property. This allowance reduced the depreciable basis of the restaurant property.

   The decrease in operating expenses during 1997, as compared to 1996, is partially attributable to, and the decrease during 1996, as compared to 1995, is partially offset by, the fact that during 1996, the Income Fund recorded approximately $15,000, relating to legal fees associated with the tenant of the restaurant property in Chicago, Illinois, filing bankruptcy. The Income Fund sold this restaurant property in January 1997, as described above in "Liquidity and Capital Resources." The decrease in operating expenses during 1997, as compared to 1996, is also attributable to a decrease in accounting and administrative expenses associated with operating the Income Fund and its restaurant properties.

   The decrease in operating expenses during 1997, as compared to 1996, is partially offset by an increase in operating expenses due to the fact that during 1997 the Income Fund recognized real estate tax expense of approximately $40,200 and bad debt expense of approximately $32,400, relating to the Denny's and Po Folks restaurant properties in Hagerstown, Maryland. These amounts relate to prior year amounts due from the former tenant that the current tenant of this restaurant property had agreed to pay, as described above in "Liquidity and Capital Resources." However, the Income Fund recorded these amounts as expenses during 1997, due to the fact that payment of these amounts by the current tenant now appears doubtful. We intend to pursue collection of past due amounts relating to this restaurant property and will recognize any such amounts as income if collected. The decrease in operating expenses during 1996, as compared to 1995, was partially attributable to the fact that during 1996, the Income Fund did not record real estate tax expense relating to the Denny's restaurant property and Po Folks restaurant property in Hagerstown, Maryland, as described above. The Income Fund recorded such expenses during 1995. As a result of the former tenant of the Po Folks restaurant property in Hagerstown, Maryland, defaulting under the terms of its lease in February 1995, the Income Fund incurred real estate tax expense and insurance expense until the restaurant property was sold in June 1998.

   In addition, the decrease in operating expenses during 1996, as compared to 1995, is partially offset by an increase in accounting and administrative expenses associated with operating the Income Fund and its restaurant properties and an increase in insurance expense as a result of our obtaining contingent liability and property coverage for the Income Fund beginning in May 1995.

   As a result of the sales of the five restaurant properties during 1997, and the sale of the parcel of land in Plant City, Florida, as described above in "Liquidity and Capital Resources," the Income Fund recognized gains on sale of land and buildings totaling $1,027,590 during the year ended December 31, 1997. No restaurant properties were sold during 1996 or 1995. In addition, during the years ended December 31, 1997 and 1995, the Income Fund recorded an allowance for loss on land and building of $32,819 and $207,844, respectively, relating to the Po Folks restaurant property in Hagerstown, Maryland. The allowance represented the difference between the carrying value of the restaurant property at December 31, 1997 and 1995, and the net realizable value of the restaurant property based on anticipated sales prices at December 31, 1997 and 1995.

General

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Income Fund's financial position or results of operations.

   The Income Fund's leases as of September 30, 1998, are triple-net leases and, in general, contain provisions that we believe mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain restaurant sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Management expects that increases in restaurant sales volumes due to inflation and real sales growth should result in an increase in rental income (for certain restaurant properties) over time. Continued inflation also may cause capital appreciation of the Income Fund's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.

   The Year 2000 problem is the result of information technology systems and embedded systems (products which are made with microprocessor (computer) chips such as HVAC systems, physical security systems and elevators) using a two-digit format, as opposed to four digits, to indicate the year. Such information technology and embedded systems may be unable to properly recognize and process date-sensitive information beginning January 1, 2000.

   The Income Fund does not have any information technology systems. Certain of our affiliates provide all services requiring the use of information technology systems pursuant to a management agreement with the Income Fund. The maintenance of embedded systems, if any, at the Income Fund's properties is the responsibility of the tenants of the properties in accordance with the terms of the Income Fund's leases. We and our affiliates have established a team dedicated to reviewing the internal information technology systems used in the operation of the Income Fund, and the information technology and embedded systems and the Year 2000 compliance plans of the Income Fund's tenants, significant suppliers, financial institutions and transfer agent.

   The information technology infrastructure of our affiliates consists of a network of personal computers and servers that were obtained from major suppliers. The affiliates utilize various administrative and financial software applications on that infrastructure to perform the business functions of the Income Fund. Our inability and that of our affiliates to identify and timely correct material Year 2000 deficiencies in the software and/or infrastructure could result in an interruption in, or failure of, certain of the Income Fund's business activities or operations. Accordingly, we and our affiliates have requested and are evaluating documentation from the suppliers of the affiliates regarding the Year 2000 compliance of their products that are used in the business activities or operations of the Income Fund. The costs expected to be incurred by us and our affiliates to become Year 2000 compliant will be incurred by us and by our affiliates; therefore, these costs will have no impact on the Income Fund's financial position or results of operations.

   The Income Fund has material third party relationships with its tenants, financial institutions and transfer agent. The Income Fund depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. If any of these third parties are unable to meet their obligations to the Income Fund because of the Year 2000 deficiencies, such a failure may have a material impact on the Income Fund. Accordingly, we have requested and are evaluating documentation from the Income Fund's tenants, financial institutions, and transfer agent relating to their Year 2000 compliance plans. At this time, we have not yet received sufficient certifications to be assured that the tenants, financial institutions, and transfer agent have fully considered and mitigated any potential material impact of the Year 2000 deficiencies. Therefore, we do not, at this time, know of the potential costs to the Income Fund of any adverse impact or effect of any Year 2000 deficiencies by these third parties.

   We currently expect that all Year 2000 compliance testing and any necessary remedial measures on the information technology systems used in the business activities and operations of the Income Fund will be completed prior to June 30, 1999. Based on the progress we and our affiliates have made in identifying and addressing the Income Fund's Year 2000 issues and the plan and timeline to complete the compliance program, we do not foresee significant risks associated with the Income Fund's Year 2000 compliance at this time. Because we and our affiliates are still evaluating the status of the systems used in business activities and operations of the Income Fund and the systems of the third parties with which the Income Fund conducts its business, we have not yet developed a comprehensive contingency plan and are unable to identify "the most reasonably likely worst case scenario" at this time. As we identify significant risks related to the Income Fund's Year 2000 compliance or if the Income Fund's Year 2000 compliance program's progress deviates substantially from the anticipated timeline, we will develop appropriate contingency.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Condensed Balance Sheets as of September 30, 1998 and December 31, 1997...   F-1
Condensed Statements of Income for the Quarters and Nine Months Ended
 September 30, 1998 and 1997..............................................   F-2
Condensed Statements of Partner's Capital for the Nine Months Ended
 September 30, 1998 and for the Year Ended December 31, 1997..............   F-3
Condensed Statements of Cash Flows for the Nine Months Ended September 30,
 1998 and 1997............................................................   F-4
Notes to Condensed Financial Statements for the Quarters and Nine Months
 Ended September 30, 1998 and 1997........................................   F-5
Report of Independent Accountants.........................................   F-9
Balance Sheets as of December 31, 1997 and 1996...........................  F-10
Statements of Income for the Years Ended December 31, 1997, 1996 and
 1995.....................................................................  F-11
Statements of Partner's Capital for the Years Ended December 31, 1997,
 1996 and 1995............................................................  F-12
Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 1995.....................................................................  F-13
Notes to Financial Statements for the Years Ended December 31, 1997, 1996
 and 1995.................................................................  F-14
Unaudited Pro Forma Financial Information.................................  F-23
Unaudited Pro Forma Balance Sheet as of September 30, 1998................  F-24
Unaudited Pro Forma Income Statement for the Nine Months Ended September
 30, 1998.................................................................  F-25
Unaudited Pro Forma Income Statement for the Year Ended December 31,
 1997.....................................................................  F-26
Notes and Management's Assumptions to Unaudited Pro Forma Financial
 Statements...............................................................  F-27

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                      September 30, December 31,
                                                          1998          1997
                                                      ------------- ------------
                       ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 land and buildings.................................   $11,923,109  $14,635,583
Investment in direct financing leases...............       916,580      926,862
Investment in joint ventures........................     2,093,452    1,179,762
Mortgage note receivable............................           --       681,687
Cash and cash equivalents...........................     1,726,345      493,118
Restricted cash.....................................           --       251,879
Receivables, less allowance for doubtful accounts of
 $152,230 and $154,469..............................        40,088      102,420
Prepaid expenses....................................         8,310       14,361
Lease costs, less accumulated amortization of $2,762
 in 1997............................................           --         9,238
Accrued rental income, less allowance for doubtful
 accounts of $14,735 and $15,384....................        85,729      154,738
Other assets........................................        29,354       29,354
                                                       -----------  -----------
                                                       $16,822,967  $18,479,002
                                                       ===========  ===========
         LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................   $     1,192  $     5,219
Accrued and escrowed real estate taxes payable......        11,011       11,897
Distributions payable...............................       500,000      594,000
Due to related parties..............................       146,825       97,388
Rents paid in advance and deposits..................        37,763       20,745
                                                       -----------  -----------
  Total liabilities.................................       696,791      729,249
Minority interest...................................       136,402      138,617
Partners' capital...................................    15,989,774   17,611,136
                                                       -----------  -----------
                                                       $16,822,967  $18,479,002
                                                       ===========  ===========

                See accompanying notes to financial statements.

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                      Quarter Ended       Nine Months Ended
                                      September 30,         September 30,
                                    ------------------  ----------------------
                                      1998      1997       1998        1997
                                    --------  --------  ----------  ----------
Revenues:
  Rental income from operating
   leases.........................  $351,021  $460,694  $1,175,634  $1,490,536
  Adjustments to accrued rental
   income.........................   (29,474)      --      (80,800)        --
  Earned income from direct fi-
   nancing leases.................    33,613    34,101     101,222     102,631
  Interest and other income.......    22,875    37,122     103,546      82,031
                                    --------  --------  ----------  ----------
                                     378,035   531,917   1,299,602   1,675,198
                                    --------  --------  ----------  ----------
Expenses:
  General operating and adminis-
   trative........................    32,218    31,361     102,940     104,699
  Professional services...........     6,650     4,583      31,706      19,983
  Real estate taxes...............     1,886     4,229       9,421      11,789
  State and other taxes...........       530       --       12,250       9,924
  Depreciation and amortization...    72,026    90,917     236,345     278,778
                                    --------  --------  ----------  ----------
                                     113,310   131,090     392,662     425,173
                                    --------  --------  ----------  ----------
Income Before Minority Interest in
 Income of Consolidated Joint
 Venture, Equity in Losses of
 Unconsolidated Joint Ventures,
 Gain on Sale of Land and
 Buildings and Provision for Loss
 on Land and Buildings............   264,725   400,827     906,940   1,250,025
Minority Interest in Income of
 Consolidated Joint Venture.......    (4,352)   (4,352)    (12,933)    (12,933)
Equity in Losses of Unconsolidated
 Joint Ventures...................   (75,617)   (9,494)    (34,343)    (12,496)
Gain on Sale of Land and Build-
 ings.............................       --        --      596,586     969,052
Provision for Loss on Land and
 Buildings........................   (99,865)      --      (99,865)    (32,819)
                                    --------  --------  ----------  ----------
Net Income........................  $ 84,891  $386,981  $1,356,385  $2,160,829
                                    ========  ========  ==========  ==========
Allocation of Net Income:
  General partners................  $    (11) $  3,870  $   11,479  $   16,113
  Limited partners................    84,902   383,111   1,344,906   2,144,716
                                    --------  --------  ----------  ----------
                                    $ 84,891  $386,981  $1,356,385  $2,160,829
                                    ========  ========  ==========  ==========
Net Income Per Limited Partner
 Unit.............................  $   1.70  $   7.66  $    26.90  $    42.89
                                    ========  ========  ==========  ==========
Weighted Average Number of Limited
 Partner Units Outstanding........    50,000    50,000      50,000      50,000
                                    ========  ========  ==========  ==========

                See accompanying notes to financial statements.

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                 Nine Months Ended  Year Ended
                                                   September 30,   December 31,
                                                       1998            1997
                                                 ----------------- ------------
General partners:
  Beginning balance.............................    $   339,611    $   321,305
  Net income....................................         11,479         18,306
                                                    -----------    -----------
                                                        351,090        339,611
                                                    -----------    -----------
Limited partners:
  Beginning balance.............................     17,271,525     17,273,996
  Net income....................................      1,344,906      2,373,529
  Distributions ($59.55 and $47.52 per limited
   partner unit, respectively)..................     (2,977,747)    (2,376,000)
                                                    -----------    -----------
                                                     15,638,684     17,271,525
                                                    -----------    -----------
Total partners' capital.........................    $15,989,774    $17,611,136
                                                    ===========    ===========



                See accompanying notes to financial statements.

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                         Nine Months Ended
                                                           September 30,
                                                      ------------------------
                                                         1998         1997
                                                      -----------  -----------
Increase (Decrease) in Cash and Cash Equivalents:
  Net Cash Provided by Operating Activities.......... $ 1,376,910  $ 1,500,218
                                                      -----------  -----------
  Cash Flows from Investing Activities:
    Proceeds from sale of land and buildings.........   3,214,616    2,811,159
    Additions to land and buildings on operating
     leases..........................................    (150,000)  (1,272,960)
    Investment in joint ventures.....................  (1,045,511)    (511,667)
    Collections on mortgage note receivable..........     678,730        3,100
    Decrease (increase) in restricted cash...........     245,377     (159,912)
                                                      -----------  -----------
      Net cash provided by investing activities......   2,943,212      869,720
                                                      -----------  -----------
  Cash Flows from Financing Activities:
    Proceeds from loans from corporate general part-
     ner.............................................         --        37,000
    Repayment of loans from corporate general part-
     ner.............................................         --       (37,000)
    Distributions to limited partners................  (3,071,747)  (1,782,000)
    Distributions to holders of minority interest....     (15,148)     (15,031)
                                                      -----------  -----------
      Net cash used in financing Activities..........  (3,086,895)  (1,797,031)
                                                      -----------  -----------
Net Increase in Cash and Cash Equivalents............   1,233,227      572,907
Cash and Cash Equivalents at Beginning of Period.....     493,118       57,751
                                                      -----------  -----------
Cash and Cash Equivalents at End of Period........... $ 1,726,345  $   630,658
                                                      ===========  ===========
Supplemental Schedule of Non-Cash Investing and
 Financing Activities:
  Mortgage note accepted in exchange for sale of land
   and building...................................... $       --   $   685,000
                                                      ===========  ===========
  Deferred real estate disposition fees incurred and
   unpaid at end of period........................... $    53,400  $    15,150
                                                      ===========  ===========
  Distributions declared and unpaid at end of peri-
   od................................................ $   500,000  $   594,000
                                                      ===========  ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

           Quarters and Nine Months Ended September 30, 1998 and 1997

1. Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter and nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund III, Ltd. (the "Partnership") for the year ended December 31, 1997.

   The Partnership accounts for its 69.07% interest in Tuscawilla Joint Venture using the consolidation method. Minority interest represents the minority joint venture partners' proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

   Certain items in the prior year's financial statements have been reclassified to conform to 1998 presentation. These reclassifications had no effect on partners' capital or net income.

2. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at:

                                                     September 30, December 31,
                                                         1998          1997
                                                     ------------- ------------
     Land..........................................   $ 6,123,402  $ 7,325,960
     Buildings.....................................     8,720,879   10,891,910
                                                      -----------  -----------
                                                       14,844,281   18,217,870
     Less accumulated depreciation.................    (2,821,307)  (3,341,624)
                                                      -----------  -----------
                                                       12,022,974   14,876,246
     Less allowance for loss on land and building..       (99,865)    (240,663)
                                                      -----------  -----------
                                                      $11,923,109  $14,635,583
                                                      ===========  ===========

   During the nine months ended September 30, 1998, the Partnership sold its properties in Daytona Beach, Fernandina Beach and Punta Gorda, Florida, and Hagerstown, Maryland, for a total of approximately $3,280,000 and received net sales proceeds of $3,214,616, resulting in a total gain of $596,586 for financial

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

           Quarters and Nine Months Ended September 30, 1998 and 1997

reporting purposes. In connection with the sales of the properties in Daytona Beach and Fernandina Beach, Florida, the Partnership incurred deferred, subordinated, real estate disposition fees of $53,400 (see Note 6).

   In September 1998, the Partnership entered into a new lease agreement for the Golden Corral property located in Stockbridge, Georgia. In connection therewith, the Partnership funded $150,000 in renovation costs.

   As of December 31, 1997, the Partnership had established an allowance for loss on land and building of $240,663 for the property in Hagerstown, Maryland. The allowance represented the difference between the net carrying value at December 31, 1997 and the estimate of net realizable value of the property. The Partnership sold this property during the nine months ended September 30, 1998, as described above.

   In addition, during the nine months ended September 30, 1998, the Partnership established an allowance for loss on land and building of $99,865, for financial reporting purposes, relating to the property located in Hazard, Kentucky. The allowance represents the difference between the net carrying value of the property at September 30, 1998 and the current estimate of net realizable value for the property.

3. Investment in Joint Ventures

   In January 1998, the Partnership acquired a 25.84% interest in a property located in Overland Park, Kansas, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures.

   In May 1998, the Partnership entered into a joint venture arrangement, RTO Joint Venture, with an affiliate of the general partners, to construct and hold one restaurant property. As of September 30, 1998, the Partnership had contributed $629,925 to purchase land and pay for construction relating to the joint venture. The Partnership has agreed to contribute approximately $36,100 in additional construction costs to the joint venture. When construction is completed, the Partnership will have an approximate 47 percent interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with an affiliate.

   The following presents the combined, condensed financial information for all of the Partnership's investments in joint ventures and properties held as tenants-in-common at:

                                                    September 30, December 31,
                                                        1998          1997
                                                    ------------- ------------
     Land and buildings on operating leases, less
      accumulated depreciation and allowance for
      loss on land and building....................  $3,580,196    $3,152,962
     Net investment in direct financing leases.....   3,406,017     1,003,680
     Cash..........................................      18,304        16,481
     Accrued rental income.........................      48,509        11,621
     Other assets..................................       3,368         1,480
     Liabilities...................................     123,346        18,722
     Partners' capital.............................   6,933,048     4,167,502
     Revenues......................................     423,873        82,837
     Provision for loss on land and building.......    (139,266)     (147,039)
     Net income (loss).............................     222,725      (157,912)

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

           Quarters and Nine Months Ended September 30, 1998 and 1997


   The Partnership recognized losses totalling $34,343 and $12,496 for the nine months ended September 30, 1998 and 1997, respectively, from these joint ventures, of which losses totaling $75,617 and $9,494 were incurred during the quarters ended September 30, 1998 and 1997, respectively.

4. Mortgage Note Receivable

   In connection with the sale of the property in Roswell, Georgia, in June 1997, the Partnership accepted a promissory note in the principal sum of $685,000 collateralized by a mortgage on the property. During the nine months ended September 30, 1998, the Partnership collected the full amount of the outstanding mortgage note receivable balance.

   The mortgage note receivable consisted of the following at:

                                                      September 30, December 31,
                                                          1998          1997
                                                      ------------- ------------
     Principal balance...............................     $--         $678,730
     Accrued interest receivable.....................      --            2,957
                                                          ----        --------
                                                          $--         $681,687
                                                          ====        ========

5. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return") on a noncumulative basis.

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with the 10% Preferred Return on a cumulative basis, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable.

   Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During the nine months ended September 30, 1998 and 1997, the Partnership declared distributions to the limited partners of $2,977,747 and $1,782,000, respectively ($500,000 and $594,000 for the quarters ended September 30, 1998 and 1997, respectively). This represents distributions of $59.55 and $35.64 per unit for the nine months ended September 30, 1998 and 1997, respectively ($10.00 and $11.88 per unit for the quarters ended September 30, 1998 and 1997, respectively). Distributions for the nine months ended September 30, 1998, included $1,477,747 as a result of the distribution of net sales proceeds from the sale of the properties in Fernandina Beach and Daytona Beach, Florida. This amount was applied toward the limited partners' cumulative 10% Preferred Return. No distributions have been made to the general partners to date.

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

           Quarters and Nine Months Ended September 30, 1998 and 1997


6. Related Party Transactions

   An affiliate of the Partnership is entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the affiliate provides a substantial amount of services in connection with the sale. Payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate cumulative 10% Preferred Return, plus their adjusted capital contributions. For the nine months ended September 30, 1998 and 1997, the Partnership incurred $53,400 and $15,150, respectively, in deferred, subordinated, real estate disposition fees as a result of the sale of properties in 1998 and 1997.

                       Report of Independent Accountants

To the Partners
CNL Income Fund III, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund III, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund III, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
January 31, 1998

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                                 BALANCE SHEETS

                                                             December 31,
                                                        -----------------------
                                                           1997        1996
                        ASSETS                          ----------- -----------
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 land and building..................................... $14,635,583 $16,483,532
Net investment in direct financing leases..............     926,862     938,918
Investment in joint ventures...........................   1,179,762     643,912
Mortgage note receivable...............................     681,687         --
Cash and cash equivalents..............................     493,118      57,751
Restricted cash........................................     251,879         --
Receivables, less allowance for doubtful accounts of
 $154,469 and $70,142..................................     102,420     321,831
Prepaid expenses.......................................      14,361       6,898
Lease costs, less accumulated amortization of $2,762
 and $2,162............................................       9,238       9,838
Accrued rental income, less allowance for doubtful
 accounts of $15,384 in 1997...........................     154,738     114,738
Other assets...........................................      29,354      31,489
                                                        ----------- -----------
                                                        $18,479,002 $18,608,907
                                                        =========== ===========
           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................... $     5,219 $    14,183
Accrued and escrowed real estate taxes payable.........      11,897      72,827
Distributions payable..................................     594,000     594,000
Due to related parties.................................      97,388     102,859
Rents paid in advance and deposits.....................      20,745      88,325
Total liabilities......................................     729,249     872,194
Minority interest......................................     138,617     141,412
Partners' capital......................................  17,611,136  17,595,301
                                                        ----------- -----------
                                                        $18,479,002 $18,608,907
                                                        =========== ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                Year Ended December 31,
                                            ----------------------------------
                                               1997        1996        1995
                                            ----------  ----------  ----------
Revenues:
  Rental income from operating leases.....  $1,859,911  $2,184,460  $2,115,798
  Earned income from direct Financing
   leases.................................      70,575      89,390      72,202
  Contingent rental income................     157,648     157,993     143,039
  Interest and other income...............     100,816      26,496      22,386
                                            ----------  ----------  ----------
                                             2,188,950   2,458,339   2,353,425
                                            ----------  ----------  ----------
Expenses:
  General operating and administrative....     140,886     147,840     131,071
  Professional services...................      27,314      50,064      28,758
  Bad debt expense........................      32,360         924      11,418
  Real estate taxes.......................      47,165       1,973      50,815
  State and other taxes...................       9,924      11,973      11,322
  Depreciation and amortization...........     368,782     425,366     434,492
                                            ----------  ----------  ----------
                                               626,431     638,140     667,876
                                            ----------  ----------  ----------
Income Before Minority Interest in Income
 of Consolidated Joint Venture, Equity in
 Earnings (Loss) of Unconsolidated Joint
 Ventures, Gain on Sale of Land and
 Buildings And Provision for Loss on Land
 and Building.............................   1,562,519   1,820,199   1,685,549
Minority Interest in Income of Consoli-
 dated Joint Ventures.....................     (17,285)    (17,282)    (17,205)
Equity in Earnings (Loss) of Unconsoli-
 dated Joint Venture......................    (148,170)     11,740      22,015
Gain on Sale of Land and Buildings........   1,027,590         --          --
Provision for Loss on Land and Building...     (32,819)        --     (207,844)
                                            ----------  ----------  ----------
Net Income................................  $2,391,835  $1,814,657  $1,482,515
                                            ==========  ==========  ==========
Allocation of Net Income:
  General partners........................  $   18,306  $   18,147  $   13,906
  Limited partners........................   2,373,529   1,796,510   1,468,609
                                            ----------  ----------  ----------
                                            $2,391,835  $1,814,657  $1,482,515
                                            ==========  ==========  ==========
Net Income Per Limited Partner Unit.......  $    47.47  $    35.93  $    29.37
                                            ==========  ==========  ==========
Weighted Average Number of Limited Partner
 Units Outstanding........................      50,000      50,000      50,000
                                            ==========  ==========  ==========

                See accompanying notes to financial statements.

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                        STATEMENTS OF PARTNERS' CAPITAL

                  Years Ended December 31, 1997, 1996 and 1995

                         General Partners                  Limited Partners
                         ----------------- -------------------------------------------------
                                  Accumu-                              Accumu-
                         Contri-   lated     Contri-     Distri-        lated    Syndication
                         butions  Earnings   butions     butions      Earnings      Costs        Total
                         -------- -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1994................... $161,500 $127,752 $25,000,000 $(16,021,640) $12,647,415 $(2,864,898) $19,050,129
 Distributions to
  limited partners
  ($47.52 per limited
  partner unit).........      --       --          --    (2,376,000)         --          --    (2,376,000)
 Net income.............      --    13,906         --           --     1,468,609         --     1,482,515
Balance, December 31,
 1995...................  161,500  141,658  25,000,000  (18,397,640)  14,116,024  (2,864,898)  18,156,644
 Distributions to
  limited partners
  ($47.52 per limited
  partner unit).........      --       --          --    (2,376,000)         --          --    (2,376,000)
 Net income.............      --    18,147         --           --     1,796,510         --     1,814,657
Balance, December 31,
 1996...................  161,500  159,805  25,000,000  (20,773,640)  15,912,534  (2,864,898)  17,595,301
 Distributions to
  limited partners
  ($47.52 per limited
  partner unit).........      --       --          --    (2,376,000)         --          --    (2,376,000)
 Net income.............      --    18,306         --           --     2,373,529         --     2,391,835
Balance, December 31,
 1997................... $161,500 $178,111 $25,000,000 $(23,149,640) $18,286,063 $(2,864,898) $17,611,136
                         ======== ======== =========== ============  =========== ===========  ===========



                See accompanying notes to financial statements.

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1997         1996         1995
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows From Operating Activities:
 Cash received from tenants.............  $ 2,268,568  $ 2,226,794  $ 2,340,729
 Distributions from unconsolidated joint
  ventures..............................       19,647       31,670       47,499
 Cash paid for expenses.................     (325,067)    (175,148)    (198,797)
 Interest received......................       58,541        8,438       14,006
                                          -----------  -----------  -----------
  Net cash provided by operating
   activities...........................    2,021,689    2,091,754    2,203,437
                                          -----------  -----------  -----------
 Cash Flows From Investing Activities:
 Proceeds from sale of land and
  buildings.............................    3,023,357          --           --
 Deposit received on sale of land
  parcel................................          --        51,400          --
 Additions to land and buildings........   (1,272,960)         --           --
 Investment in joint ventures...........     (703,667)         --           --
 Collections on note receivable.........        6,270          --           --
 Increase in restricted cash............     (245,377)         --           --
 Decrease (increase) in other assets....        2,135       (2,135)         --
                                          -----------  -----------  -----------
  Net cash provided by investing
   activities...........................      809,758       49,265          --
                                          -----------  -----------  -----------
 Cash Flows From Financing Activities:
 Proceeds from loans from corporate
  general partner.......................      117,000      661,400          --
 Repayment of loans from corporate
  general partner.......................     (117,000)    (661,400)         --
 Distributions to holder of minority
  interest..............................      (20,080)     (20,082)     (19,997)
 Distributions to limited partners......   (2,376,000)  (2,376,000)  (2,376,000)
                                          -----------  -----------  -----------
  Net cash used in Financing
   activities...........................   (2,396,080)  (2,396,082)  (2,395,997)
                                          -----------  -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents............................      435,367     (255,063)    (192,560)
Cash and Cash Equivalents at Beginning
 of Year................................       57,751      312,814      505,374
Cash and Cash Equivalents at End of
 Year...................................  $   493,118  $    57,751  $   312,814
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income.............................  $ 2,391,835  $ 1,814,657  $ 1,482,515
                                          -----------  -----------  -----------
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
 Depreciation...........................      368,182      424,766      433,892
 Amortization...........................          600          600          600
 Minority interest in income of
  consolidated joint venture............       17,285       17,282       17,205
 Equity in earnings of unconsolidated
  joint ventures, net of distributions..      167,817       19,930       25,484
 Gain on sale of land and buildings.....   (1,027,590)         --           --
 Provision for loss on land and
  building..............................       32,819          --       207,844
 Decrease (increase) in receivables.....      214,793     (215,193)       9,339
 Decrease in net investment in direct
  financing leases......................       12,056        7,331        5,358
 Increase in prepaid expenses...........       (7,463)      (1,297)      (1,778)
 Decrease (increase) in accrued rental
  income................................      (40,000)     (32,667)       7,161
 Decrease in accounts payable and
  accrued expenses......................      (71,844)      (4,732)     (21,689)
 Increase (decrease) in due to related
  parties...............................      (20,621)      48,944       51,578
 Increase (decrease) in rents paid in
  advance and deposits..................      (16,180)      12,133      (14,072)
                                          -----------  -----------  -----------
  Total adjustments.....................     (370,146)     277,097      720,922
                                          -----------  -----------  -----------
Net Cash Provided by Operating
 Activities.............................  $ 2,021,689  $ 2,091,754  $ 2,203,437
                                          ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Investing and Financing Activities:
 Mortgage note accepted as consideration
  in sale of land and building..........  $   685,000  $       --   $       --
 Deferred real estate disposition fee
  incurred and unpaid at December 31....  $    15,150  $       --   $       --
 Distributions declared and unpaid at
  December 31...........................  $   594,000  $   594,000  $   594,000
                                          ===========  ===========  ===========

                See accompanying notes to financial statements.

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                         NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1997, 1996 and 1995

1. Significant Accounting Policies

   Organization and Nature of Business--CNL Income Fund III, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, will be removed from the accounts and gains or losses from sales will be reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs. If an impairment is indicated, the assets are adjusted to their fair value.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995


   Investment in Joint Ventures--The Partnership accounts for its 69.07% interest in Tuscawilla Joint Venture using the consolidation method. Minority interest represents the minority joint venture partners' proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   The Partnership's investment in Titusville Joint Venture and a property in each of Englewood, Colorado and Miami, Florida, held as tenants-in-common with affiliates, is accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Lease Costs--Brokerage fees associated with negotiating a new lease are amortized over the term of the new lease using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases

   The Partnership leases its land and buildings primarily to operators of national and regional fast-food restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The leases generally are classified as operating leases, however, a few of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portion of these leases are operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant generally pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

and extended coverage. The lease options generally allow tenants to renew the leases for two or four successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases

     Land and buildings on operating leases consisted of the following at December 31:

                                                         1997         1996
                                                      -----------  -----------
     Land............................................ $ 7,325,960  $ 7,835,279
     Buildings.......................................  10,891,910   12,467,020
                                                      -----------  -----------
                                                       18,217,870   20,619,880
     Less accumulated depreciation...................  (3,341,624)  (3,610,923)
                                                      -----------  -----------
     Less allowance for loss on land and building....    (240,663)    (207,844)
                                                      -----------  -----------
                                                      $14,635,583  $16,483,532
                                                      ===========  ===========

   In 1995, the Partnership recorded an allowance for loss on land and building in the amount of $207,844 for financial reporting purposes for the Po Folks property in Hagerstown, Maryland. In addition, during 1997, the Partnership increased the allowance for loss on land and building by an additional $32,819 for such property. The allowance represents the difference between (i) the property's carrying value at December 31, 1997 and 1995, and (ii) the estimated net realizable value of the property based on the anticipated sales price relating to this property as of such dates.

   In January 1997, the Partnership sold its property in Chicago, Illinois, to a third party, for $505,000 and received net sales proceeds of $496,418, resulting in a gain of $3,827 for financial reporting purposes. The Partnership used $452,000 of the net sales proceeds to pay liabilities of the Partnership, including quarterly distributions to the limited partners. The balance of the funds were used to pay past due real estate taxes relating to this property incurred by the Partnership as a result of the former tenant declaring bankruptcy.

   In March 1997, the Partnership sold its property in Bradenton, Florida, to the tenant, for $1,332,154 and received net sales proceeds (net of $4,330 which represents real estate tax amounts due from tenant) of $1,305,671, resulting in a gain of $361,368 for financial reporting purposes. This property was originally acquired by the Partnership in June 1988 and had a cost of approximately $1,080,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $229,500 in excess of its original purchase price. In June 1997, the Partnership reinvested approximately $1,276,000 of the net sales proceeds received in a property in Fayetteville, North Carolina.

   In April 1997, the Partnership sold its property in Kissimmee, Florida, to a third party, for $692,400 and received net sales proceeds of $673,159, resulting in a gain of $271,929 for financial reporting purposes. This property was originally acquired by the Partnership in March 1988 and had a cost of approximately $474,800, excluding acquisition fees and miscellaneous acquisition expense; therefore, the Partnership sold the property for approximately $196,400 in excess of its original purchase price. In July 1997, the Partnership reinvested approximately $511,700 of these net sales proceeds in a property located in Englewood, Colorado, as tenants-in-common with an affiliate of the general partners (see Note 5).

   In April 1996, the Partnership received $51,400 as partial settlement in a right of way taking relating to a parcel of land of the property in Plant City, Florida. In April 1997, the Partnership received the remaining proceeds of $73,600 finalizing the sale of the land parcel. In connection therewith, the Partnership recognized a gain of $94,320 for financial reporting purposes.

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995


   In addition, in June 1997, the Partnership sold its property in Roswell, Georgia, to a third party for $985,000 and received net sales proceeds of $942,981, resulting in a gain of $237,608 for financial reporting purposes. This property was originally acquired by the Partnership in June 1988 and had a cost of approximately $775,200, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $167,800 in excess of its original purchase price. In connection therewith, the Partnership received $257,981 in cash and accepted the remaining sales proceeds in the form of a promissory note in the principal sum of $685,000 (see Note 6). In addition, in December 1997, the Partnership reinvested approximately $192,000 of the net sales proceeds in a property located in Miami, Florida, as tenants-in-common, with an affiliate of the general partners (see Note 5).

   In October 1997, the Partnership sold its property in Mason City, Iowa, to the tenant for $218,790 and received net sales proceeds (net of $511 which represents prorated rent returned to the tenant) of $216,528, resulting in a gain of $58,538 for financial reporting purposes. This property was originally acquired by the Partnership in March 1988 and had a cost of approximately $190,300, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $26,700 in excess of its original purchase price.

   Some leases provide for escalating guaranteed minimum rents throughout the lease terms. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997, 1996 and 1995, the Partnership recognized $40,000, $32,667 and
$27,669, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1997:

     1998........................................................... $ 1,534,701
     1999...........................................................   1,547,630
     2000...........................................................   1,547,630
     2001...........................................................   1,552,155
     2002...........................................................   1,529,200
     Thereafter.....................................................   8,374,163
                                                                     -----------
                                                                     $16,085,479
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease term. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenants' gross sales.

4. Net Investment in Direct Financing Leases

   The following lists the components of net investment in direct financing leases at December 31:

                                                          1997         1996
                                                       -----------  -----------
     Minimum lease payments receivable................ $ 2,191,519  $ 2,340,192
     Estimated residual value.........................     239,432      239,432
     Less unearned income.............................  (1,504,089)  (1,640,706)
                                                       -----------  -----------
     Net investment in direct financing leases........ $   926,682  $   938,918
                                                       ===========  ===========

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995
   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1997:

     1998............................................................ $  148,672
     1999............................................................    148,672
     2000............................................................    148,672
     2001............................................................    148,672
     2002............................................................    148,672
     Thereafter......................................................  1,448,159
                                                                      ----------
                                                                      $2,191,519
                                                                      ==========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

5. Investment in Joint Ventures

   The Partnership has a 73.4% interest in the profits and losses of Titusville Joint Venture which is accounted for using the equity method. The remaining interest in the Titusville Joint Venture is held by an affiliate of the Partnership which has the same general partners.

   In July 1997, the Partnership acquired a property in Englewood Colorado, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1997, the Partnership owned a 32.77% interest in this property.

   In addition, in December 1997, the Partnership acquired a property in Miami, Florida, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1997, the Partnership owned a 9.84% interest in this property.

   Titusville Joint Venture and the Partnership and affiliates, as tenants-in-common in two separate tenancy-in-common arrangements, each own and lease one property to operators of national fast-food or family-style restaurants. The following presents the joint venture's condensed financial information at December 31:

                                                             1997       1996
                                                          ----------  --------
     Land and building on operating leases, less
      accumulated depreciation and allowance for loss on
      land and building.................................. $3,152,962  $822,072
     Net investment in direct financing leases...........  1,003,680       --
     Cash................................................     16,481     9,677
     Receivables.........................................        --     11,233
     Accrued rental income...............................     11,621    17,700
     Other assets........................................      1,480    29,631
     Liabilities.........................................     18,722     9,665
     Partners' capital...................................  4,167,502   880,648
     Revenues............................................     82,837    51,778
     Net income (loss)...................................   (157,912)   15,995

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995
   The Partnership recognized a loss totalling $148,170 for the year ended December 31, 1997 and income of $11,740 and $22,015 for the years ended December 31, 1996 and 1995, respectively, from these joint ventures.

6. Mortgage Note Receivable

   In connection with the sale of the property in Roswell, Georgia, in June 1997, the Partnership accepted a promissory note in the principal sum of $685,000 collateralized by a mortgage on the property. The promissory note bears interest at a rate of nine percent per annum and is being collected in 36 monthly installments of $6,163, including interest, with a balloon payment of $642,798 due in July 2000.

   The mortgage note receivable consisted of the following at December 31:

                                                                    1997    1996
                                                                  --------- ----
     Principal balance........................................... $ 678,730 $--
     Accrued interest receivable.................................     2,957  --
                                                                  --------- ---
                                                                  $ 681,687 $--
                                                                  ========= ===

   The general partners believe that the estimated fair value of the mortgage note receivable at December 31, 1997, approximates the outstanding principal amount based on estimated current rates at which similar loans would be made to borrowers with similar credit and for similar maturities.

7. Receivables

   During 1996, the Partnership terminated its lease with the former tenant of its properties in Hagerstown, Maryland. In connection therewith, the Partnership wrote off approximately $238,300 included in receivables relating to both the Denny's and Po Folks properties in Hagerstown, Maryland, and the related allowance for doubtful accounts. In October 1996, the Partnership entered into a lease agreement with a new tenant to operate the Denny's restaurant located on the Partnership's property and accepted a promissory note from the current tenant whereby $25,000, which had been included in receivables for past due rents from the former tenant, was converted to a loan receivable held by the Partnership to facilitate the asset purchase agreement between the former and current tenants. The promissory note bears interest of ten percent per annum and is being collected in 36 equal monthly installments of $807 and commenced in October 1996. Receivables at December 31, 1997 and 1996, include $16,318 and $23,240, respectively, including accrued interest of $164 and $50, respectively, relating to the promissory note.

8. Restricted Cash

   As of December 31, 1997, net sales proceeds of $245,377 from the sale of the property in Bradenton, Florida and Mason City, Iowa, plus accrued interest of $6,502, were being held in interest-bearing escrow accounts pending the release of funds by the escrow agent to acquire additional properties on behalf of the Partnership.

9. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, noncumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their cumulative 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During each of the years ended December 31, 1997, 1996 and 1995, the Partnership declared distributions to the limited partners of $2,376,000. No distributions have been made to the general partners to date.

10. Income Taxes

     The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1997        1996        1995
                                             ----------  ----------  ----------
      Net income for financial reporting
       purposes............................  $2,391,835  $1,814,657  $1,482,515
      Depreciation for tax reporting pur-
       poses in excess of depreciation for
       financial reporting purposes........     (21,782)     (9,754)       (628)
      Allowance for loss on land and build-
       ing.................................      32,819         --      207,844
      Direct financing leases recorded as
       operating leases for tax reporting
       purposes............................      12,056       7,330       5,358
      Gain on sale of land for tax report-
       ing purposes........................         --       20,724         --
      Gain on sale of land and buildings
       for financial reporting purposes in
       excess of gain on sale for tax re-
       porting purposes....................    (689,281)        --          --
      Equity in earnings of joint ventures
       for tax reporting purposes in excess
       of (less than) equity in earnings of
       joint ventures for financial report-
       ing purposes........................     140,707      (1,329)     (1,769)
      Allowance for doubtful accounts......      84,326    (283,135)     42,770
      Accrued rental income................     (40,000)    (32,667)      7,161
      Rents paid in advance................     (16,680)     12,133     (14,572)
      Minority interest in timing differ-
       ences of consolidated joint ven-
       ture................................        (133)       (162)       (106)
      Net income for federal income tax
       purposes............................  $1,893,867  $1,527,797  $1,728,573
                                             ==========  ==========  ==========

11. Related Party Transactions

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the parent company of CNL Securities Corp. and CNL Fund Advisors, Inc. James M. Seneff, Jr. is director and chief executive officer of CNL Securities Corp. and is director, chairman of the board of directors and chief executive officer of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, is director and president of CNL Securities Corp., is director, vice chairman of the board of directors and treasurer of CNL Fund Advisors, Inc. and served as president of CNL Fund Advisors, Inc. through October 1997.

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995
   During the years ended December 31, 1997, 1996 and 1995, certain Affiliates acted as manager of the Partnership's properties pursuant to a property management agreement with the Partnership. In connection therewith, the Partnership agreed to pay Affiliates an annual, noncumulative, subordinated management fee of one-half of one percent of the Partnership assets under management (valued at cost) annually. The property management fee is limited to one percent of the sum of gross operating revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross operating revenues from joint ventures or competitive fees for comparable services. In addition, these fees will be incurred and will be payable only after the limited partners receive their aggregate, noncumulative 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners do not receive their 10% Preferred Return in any particular year, no property management fees will be due or payable for such year. As a result of such threshold, no property management fees were incurred during the years ended December 31, 1997, 1996 and 1995.

   Certain Affiliates are also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-percent of the sales price if the Affiliates provide a substantial amount of services in connection with the sales. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. During the year ended December 31, 1997, the Partnership incurred $15,150 in deferred, subordinated real estate disposition fees as a result of the Partnership's sale of the Property in Chicago, Illinois. No deferred, subordinated real estate disposition fees were incurred for the years ended December 31, 1996 and 1995.

   During the years ended December 31, 1997, 1996 and 1995, the Affiliates provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $87,056, $85,906 and $78,597 for the years ended December 31, 1997, 1996 and 1995, respectively, for such services.

   The due to related parties consisted of the following at December 31:

                                                                1997     1996
                                                              -------- --------
Due to Affiliates:
  Expenditures incurred on behalf of the Partnership......... $ 38,492 $ 56,942
  Accounting and administrative services.....................   43,746   45,917
  Deferred, subordinated real estate disposition fee.........   15,150      --
                                                              -------- --------
                                                              $ 97,388 $102,859
                                                              ======== ========

12. Concentration of Credit Risk

   For the years ended December 31, 1997, 1996 and 1995, rental income from Golden Corral Corporation was $474,553, $490,196 and $470,952, respectively, representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of rental and earned income from the joint venture and the properties held as tenants-in-common with affiliates).

                           CNL INCOME FUND III, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of rental and earned income from the joint venture and the properties held as tenants-in-common with affiliates) for at least one of the years ended December 31:

                                                      1997     1996     1995
                                                    -------- -------- --------
     Golden Corral Family Steakhouse Restaurants... $474,553 $490,196 $470,952
     KFC...........................................  261,415  254,646  279,075
     Pizza Hut.....................................  255,055  292,795  289,161
     Taco Bell.....................................  250,140  254,395  260,119
     Denny's.......................................  229,537  355,123  254,043
     Perkins.......................................  154,819  276,114  276,114

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

13. Subsequent Event

   In January 1998, the Partnership sold its property in Fernandina Beach, Florida, to the tenant, for $730,000 and received net sales proceeds (net of $3,018 which represents prorated rent collected at closing) of $724,672, resulting in a gain of approximately $264,000 for financial reporting purposes.

   In addition, in January 1998, the Partnership sold its property in Daytona Beach, Florida to the tenant, for $1,050,000 and received net sales proceeds (net of $1,975 which represents prorated rent returned to the tenant) of $1,007,001, resulting in a gain of approximately $299,300 for financial reporting purposes.

   In January 1998, the Partnership used the net sales proceeds from the sale of the property in Kissimmee, Florida, to acquire a property in Overland Park, Kansas, as tenants-in-common with affiliates of the general partners. In connection therewith, the Partnership contributed approximately $415,600 for a 25.84% interest in such property.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to the Company gives effect to the Acquisition, and is based on estimates and assumptions set forth below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company, the historical combined financial information of CNL Income Fund III, Ltd. (the "CNL Income Fund"), the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on September 30, 1998; the pro forma consolidated statements of earnings assume that the Property Acquisitions (as defined on page ) and the Acquisition occurred on January 1, 1997.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.



   See accompanying notes and management's assumptions to unaudited pro forma financial statements.

                       CNL AMERICAN PROPERTIES FUND, INC.

                       UNAUDITED PRO FORMA BALANCE SHEET

                               September 30, 1998

                                                      Historical
                   ----------------------------------------------------------------------------------
                                   CNL Income              CNL Financial  CNL Financial   Combined
                       APF       Fund III, Ltd.  Advisor   Services, Inc.     Corp.      Portfolios
                   ------------  -------------- ---------- -------------- ------------- -------------
Assets:
Land and
 buildings on
 operating
 leases, net.....  $298,967,972   $ 11,923,109  $        0  $         0   $          0  $ 310,891,081

Net investment in
 direct financing
 leases..........   117,028,760        916,580           0            0              0    117,945,340
Mortgages and
 notes
 receivable......    33,523,506              0           0            0    173,776,981    207,300,487
Other
 Investments.....    16,200,316              0     200,000            0      6,561,628     22,961,944
Investment in
 joint ventures..       631,374      2,093,452           0            0              0      2,724,826
Cash and cash
 equivalents.....    90,674,289      1,726,345     283,300      599,997      5,098,033     98,381,964


Receivables......       575,104         40,088   7,544,985    6,824,632        517,471     15,502,280
Accrued rental
 income..........     3,071,451         85,729           0            0              0      3,157,180
Other assets.....     5,711,195         37,664     401,524      295,570      3,854,477     10,300,430

                   ------------   ------------  ----------  -----------   ------------  -------------
 Total assets....  $566,383,967   $ 16,822,967  $8,429,809  $ 7,720,199   $189,808,590  $ 789,165,532
                   ============   ============  ==========  ===========   ============  =============
Liabilities &
 Equity:
Accounts payable
 and accrued
 liabilities.....  $    379,496   $     12,203  $  449,751  $   193,949    $ 1,236,138  $   2,271,537
Accrued
 construction
 costs payable...     3,045,304              0           0            0              0      3,045,304
Distributions
 payable.........             0        500,000   2,220,000            0              0      2,720,000
Due to related
 parties.........     2,552,411        146,825           0    1,452,512      6,556,920     10,708,668
Income tax
 payable.........             0              0   1,989,003            0      1,001,861      2,990,864
Line of credit...     6,765,575              0           0            0              0      6,765,575
Notes payable....             0              0     390,398       28,462    175,528,203    175,947,063
Deferred income..     1,015,758              0           0            0              0      1,015,758
Rents paid in
 advance.........       437,497         37,763           0            0              0        475,260
Minority
 interest........       282,544        136,402           0            0              0        418,946
Common Stock.....       621,187              0       9,800        2,000            200        633,187
Additional paid
 in capital......   556,830,578              0     482,964    5,231,827      3,887,496    566,432,865
Accumulated
 distributions in
 excess of net
 earnings........    (5,546,383)             0   2,887,893      811,449      1,597,772       (249,269)

Partners
 capital.........             0     15,989,774           0            0              0     15,989,774
                   ------------   ------------  ----------  -----------   ------------  -------------
 Total
  liabilities and
  equity.........  $566,383,967   $ 16,822,967  $8,429,809  $ 7,720,199   $189,808,590  $ 789,165,532
                   ============   ============  ==========  ===========   ============  =============
                           Pro Forma
                   ------------------------------
                   Adjustments       Pro Forma
                   ---------------- -------------
Assets:
Land and
 buildings on
 operating
 leases, net.....  $  5,150,131 (1)
                     26,052,741 (2) $342,093,953
Net investment in
 direct financing
 leases..........       347,210 (1)  118,292,550
Mortgages and
 notes
 receivable......       849,195 (2)  208,149,682
Other
 Investments.....           --        22,961,944
Investment in
 joint ventures..       758,948 (1)    3,483,774
Cash and cash
 equivalents.....      (237,562)(1)
                     (8,933,000)(1)
                    (26,901,936)(2)   62,309,466
Receivables......    (7,996,204)(3)    7,506,076
Accrued rental
 income..........       (85,729)(1)    3,071,451
Other assets.....    42,043,187 (1)
                     (3,692,497)(1)   48,651,120
                   ---------------- -------------
 Total assets....  $ 27,354,484     $816,520,016
                   ================ =============
Liabilities &
 Equity:
Accounts payable
 and accrued
 liabilities.....  $        --      $  2,271,537
Accrued
 construction
 costs payable...           --         3,045,304
Distributions
 payable.........           --         2,720,000
Due to related
 parties.........    (7,996,204)(3)    2,712,464
Income tax
 payable.........    (2,990,864)(4)            0
Line of credit...           --         6,765,575
Notes payable....           --       175,947,063
Deferred income..           --         1,015,758
Rents paid in
 advance.........           --           475,260
Minority
 interest........           --           418,946
Common Stock.....       131,591 (1)      764,778
Additional paid
 in capital......   133,845,572 (1)  700,278,437
Accumulated
 distributions in
 excess of net
 earnings........   (82,636,701)(1)
                      2,990,864 (4)  (79,895,106)
Partners
 capital.........   (15,989,774)(1)            0
                   ---------------- -------------
 Total
  liabilities and
  equity.........  $ 27,354,484     $816,520,016
                   ================ =============

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                               September 30, 1998

                                                     Historical
                   --------------------------------------------------------------------------------
                                  CNL Income               CNL Financial  CNL Financial  Combined
                       APF      Fund III, Ltd.   Advisor   Services, Inc.     Corp.     Portfolios
                   -----------  -------------- ----------- -------------- ------------- -----------
Revenues:
Rental and earned
 income..........  $22,947,199    $1,196,056   $         0   $        0    $         0  $24,143,255

Fees.............            0             0    21,405,127    5,115,549          6,817   26,527,493
Interest and
 other income....    6,117,911       103,546           751      432,506     18,031,141   24,685,855
                   -----------    ----------   -----------   ----------    -----------  -----------
 Total revenue...   29,065,110     1,299,602    21,405,878    5,548,055     18,037,958   75,356,603
Expenses:
General and
 administrative..    1,539,004       144,067     6,701,115    4,107,311      2,597,171   15,088,668
Advisory fees....    1,248,393             0             0            0      1,026,231    2,274,624
Fees to
 Restaurant
 Financial
 Services Group..            0             0       256,456    1,569,202              0    1,825,658
Interest.........            0             0       105,668        3,534     14,230,999   14,340,201
State taxes......      397,569        12,250        15,226       18,564        201,616      645,225
Depreciation--
 other...........            0             0        75,607       55,056              0      130,663
Depreciation--
 property........    2,684,924       227,107             0            0              0    2,912,031
Amortization.....        8,096         9,238        55,932          138        945,299    1,018,703
                   -----------    ----------   -----------   ----------    -----------  -----------
 Total operating
  expenses.......    5,877,986       392,662     7,210,004    5,753,805     19,001,316   38,235,773
                   -----------    ----------   -----------   ----------    -----------  -----------
Operating
 earnings
 (losses)........   23,187,124       906,940    14,195,874     (205,750)      (963,358)  37,120,830
Equity in
 earnings of
 joint
 ventures/minority
 interest........      (23,271)      (47,276)            0       12,452              0      (58,095)
Gain on sale of
 properties......            0       596,586             0            0              0      596,586
Gain on
 securitization..            0             0             0            0      3,018,268    3,018,268
Provision for
 loss on
 properties......            0       (99,865)            0            0              0      (99,865)
                   -----------    ----------   -----------   ----------    -----------  -----------
Net earnings
 (losses) before
 income taxes....   23,163,853     1,356,385    14,195,874     (193,298)     2,054,910   40,577,724
Provision
 (credit) for
 federal income
 taxes...........            0             0     5,607,415      (81,229)       789,895    6,316,081
                   -----------    ----------   -----------   ----------    -----------  -----------
Net income.......  $23,163,853    $1,356,385   $ 8,588,459   $ (112,069)   $ 1,265,015  $34,261,643
                   ===========    ==========   ===========   ==========    ===========  ===========
Earnings per
 share...........  $      0.49
                   ===========
Shares
 outstanding:
 Weighted
  average........   47,633,909
                   ===========
 End of period...   62,118,679
                   ===========
                          Pro Forma
                   -------------------------------
                   Adjustments       Pro Forma
                   ---------------- --------------
Revenues:
Rental and earned
 income..........  $  9,635,208 (a) $33,780,215
                          1,752 (b)
Fees.............   (21,007,126)(c)   2,644,461
                     (2,875,906)(d)
Interest and
 other income....     1,526,547 (e)  26,212,402
                   ---------------- --------------
 Total revenue...   (12,719,525)     62,637,078
Expenses:
General and
 administrative..    (1,303,349)(f)  12,340,880
                     (1,415,100)(g)
                        (29,339)(h)
Advisory fees....    (2,274,624)(i)           0
Fees to
 Restaurant
 Financial
 Services Group..    (1,825,658)(n)           0
Interest.........       (68,670)(m)  14,271,531
State taxes......        27,946 (j)     673,171
Depreciation--
 other...........             0         130,663
Depreciation--
 property........     1,527,472 (k)   4,439,503
Amortization.....     1,576,620 (l)   2,595,323
                   ---------------- --------------
 Total operating
  expenses.......    (3,784,702)     34,451,071
                   ---------------- --------------
Operating
 earnings
 (losses)........    (8,934,823)     28,186,007
Equity in
 earnings of
 joint
 ventures/minority
 interest........             0         (58,095)
Gain on sale of
 properties......             0         596,586
Gain on
 securitization..             0       3,018,268
Provision for
 loss on
 properties......             0         (99,865)
                   ---------------- --------------
Net earnings
 (losses) before
 income taxes....    (8,934,823)     31,642,901
Provision
 (credit) for
 federal income
 taxes...........    (6,316,081)(o)           0
                   ---------------- --------------
Net income.......  $ (2,618,742)    $31,642,901
                   ================ ==============
Earnings per
 share...........                   $      0.44
                                    ==============
Shares
 outstanding:
 Weighted
  average........                    71,773,652(p)
                                    ==============
 End of period...                    76,477,824
                                    ==============

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                      For the year ended December 31, 1997

                                                     Historical                                            Pro Forma
                   -------------------------------------------------------------------------------  ---------------------------
                                  CNL Income              CNL Financial  CNL Financial  Combined
                       APF      Fund III, Ltd.  Advisor   Services, Inc.     Corp.     Portfolios   Adjustments      Pro Forma
                   -----------  -------------- ---------- -------------- ------------- -----------  -----------     -----------
Revenues:
Rental and earned
 income..........  $15,490,615    $2,088,134   $        0   $        0    $        0   $17,578,749  $24,048,982 (a)
                                                                                                          2,364 (b) $41,630,095
Fees.............            0             0    8,310,836    5,965,110        73,704    14,349,650   (9,069,419)(c)
                                                                                                     (2,662,141)(d)   2,618,090
Interest and
 other income....    3,967,318       100,816      165,569            0    10,932,843    15,166,546      249,395 (e)  15,415,941
                   -----------    ----------   ----------   ----------    ----------   -----------  -----------     -----------
 Total Revenue...   19,457,933     2,188,950    8,476,405    5,965,110    11,006,547    47,094,945   12,569,181      59,664,126
Expenses:
General and
 administrative..    1,010,725       247,725    4,266,169    1,889,904       828,848     8,243,371     (734,654)(f)
                                                                                                     (1,619,238)(g)
                                                                                                        (33,885)(h)   5,855,594
Advisory fees....      804,879             0            0            0     1,802,532     2,607,411   (2,607,411)(i)           0
Fees to
 Restaurant
 Financial
 Services Group..            0             0      151,041      594,041             0       745,082     (745,082)(n)           0
Interest.........            0             0      162,153      183,315     8,320,000     8,665,468      (81,594)(m)   8,583,874
State taxes......      251,358         9,924       12,084        1,294         1,600       276,260       11,147 (j)     287,407
Depreciation--
 other...........            0             0       48,490       14,637             0        63,127          --           63,127
Depreciation--
 property........    1,784,269       368,182            0            0             0     2,152,451    3,185,042 (k)   5,337,493
Amortization.....       10,793           600       18,093       61,324       916,577     1,007,387    2,102,159 (l)   3,109,546
                   -----------    ----------   ----------   ----------    ----------   -----------  -----------     -----------
 Total operating
  expenses.......    3,862,024       626,431    4,658,030    2,744,515    11,869,557    23,760,557     (523,516)     23,237,041
                   -----------    ----------   ----------   ----------    ----------   -----------  -----------     -----------
Operating
 earnings
 (losses)........   15,595,909     1,562,519    3,818,375    3,220,595     (863,010)    23,334,388   13,092,697      36,427,085
Equity in
 earnings of
 joint
 ventures/minority
 interest........      (31,453)     (165,455)           0     (126,627)            0      (323,535)         --         (323,535)
Gain on sale of
 properties......            0     1,027,590            0            0             0     1,027,590          --        1,027,590
Provision for
 loss on
 properties......            0       (32,819)           0            0             0       (32,819)         --          (32,819)
                   -----------    ----------   ----------   ----------    ----------   -----------  -----------     -----------
Net earnings
 before income
 taxes...........   15,564,456     2,391,835    3,818,375    3,093,968     (863,010)    24,005,624   13,092,697      37,098,321
Provision
 (credit) for
 federal income
 taxes...........            0             0    1,508,258    1,272,133     (317,785)     2,462,606   (2,462,606)(o)           0
                   -----------    ----------   ----------   ----------    ----------   -----------  -----------     -----------
Net earnings
 (losses)........  $15,564,456     2,391,835   $2,310,117   $1,821,835    $(545,225)   $21,543,018  $15,555,303     $37,098,321
                   ===========    ==========   ==========   ==========    ==========   ===========  ===========     ===========
Earnings per
 share...........  $      0.66                                                                                      $      0.51
                   ===========                                                                                      ===========
Shares
 outstanding:
Weighted
 average.........   23,423,868                                                                                       72,443,225(p)
                   ===========                                                                                      ===========
End of period....   36,192,971                                                                                       72,443,225
                   ===========                                                                                      ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                         PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

   The Pro Forma Balance Sheet as of September 30, 1998 reflects the transactions of the acquisition of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group (the "Acquisition Proposal") as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the nine months ended September 30, 1998, and for the year ended December 31, 1997, have been prepared to reflect a) the issuance of additional shares and the property acquisitions completed from January 1, 1997 through November 30, 1998 ("Offering and Property Transactions") and b) the transactions of the Acquisition Proposal as set forth in this Proxy Statement. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company and the historical combined financial information of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and the CNL Restaurant Financial Services Group. The Pro Forma Balance Sheet was prepared as if the Offering and Property Transactions and the Acquisition Proposal occurred on September 30, 1998. The Pro Forma Statements of Earnings were prepared as if the Property Acquisitions and the Acquisition Proposal occurred as of January 1, 1997. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the Offering and Acquisition Transaction and the Acquisition Proposal had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the Acquisition Proposal have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2. Method of Accounting

   The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group will be accounted for under the purchase accounting method. The Company will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the Company will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an operating expense on the Company's consolidated statements of earnings, but the Company will not deduct this expense for purposes of calculating funds from operations due to the non-recurring and non-cash nature of the expense.

   All significant intercompany balances and transactions between the Company, CNL Income Fund, Advisor and CNL Restaurant Financial Services Group have been eliminated in the pro forma financial statements.

3. Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of September 30, 1998, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at an annual meeting of stockholders, the stockholders of the Company approved an amendment to increase the number of authorized shares to an amount necessary to enable the Company to issue the shares for the Acquisition.

     (1) Represents the payment of $237,562 in cash and the issuance of 14,359,145 common shares in consideration for the purchase of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 at a share price of $10 plus estimated transaction costs.

     The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group has been accounted for under the purchase accounting method and goodwill was recognized to the extent that the

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

  consideration paid exceeded the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on the Company's statement of earnings. The Company will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by the Company.

       CNL Income Fund............................................ $ 20,829,012
       Advisor....................................................   76,000,000
       CNL Restaurant Financial Services Group....................   47,000,000
                                                                   ------------
         Total Purchase Price (cash and shares)...................  143,829,012
       Less cash paid to CNL Income Fund..........................     (237,562)
                                                                   ------------
         Share consideration......................................  143,591,450
       Transaction costs of the Company...........................    8,933,000
                                                                   ------------
         Total costs incurred..................................... $152,524,450
                                                                   ============

     In addition, the Company i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the CNL Income Fund carrying value of land and building on operating leases by $5,150,131, net investment in direct financing leases by $347,210, investment in joint venture by $758,948, made downward adjustments to the carrying value of accrued rental income of $85,729, made downward adjustments to other assets of $3,692,497 to adjust historical values to fair value, iii) recorded goodwill of $42,043,187 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $77,339,587 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $15,989,774 of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group.

     (2) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

     (3) Represents the elimination by the CNL Income Fund of $146,825 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by the Company of $1,208,000 in related party payables recorded as receivables by the Advisor.

     (4) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

4. Adjustments to Pro Forma Income Statements

    (I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the nine months ended September 30, 1998, as if the Acquisition was consummated as of January , 1997.

           (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

             leased on January 1, 1997 and 2) properties that were developed by the Company from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

            Rental and earned income on Property
             Transactions by the Company............... $9,635,208

           (b) Represents $1,752 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.

           (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

            Origination fees......................... $ (1,569,202)
            Secured equipment lease fee..............      (44,426)
            Advisory fees............................   (1,722,383)
            Reimbursement of administrative costs....     (289,232)
            Acquisition fees.........................  (15,392,193)
            Underwriting fees........................     (254,945)
            Administrative fees......................     (148,491)
            Executive fee............................     (310,000)
            Guarantee fees...........................      (93,750)
            Servicing fee............................   (1,014,117)
            Development fees.........................     (166,876)
            Consulting fee...........................       (1,511)
                                                      ------------
              Total.................................. $(21,007,126)
                                                      ============

           (d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

           (e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

           (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

            Reimbursement of administrative costs..... $  (289,232)
            Servicing fee.............................  (1,014,117)
                                                       -----------
                                                       $(1,303,349)
                                                       ===========

           (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and 2)

                      CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

            costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

            General and administrative costs.......... $(1,415,100)

          (h) Represents savings of $29,339 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

          (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

            Advisory fees............................. $(1,722,383)
            Administration fees.......................    (148,491)
            Executive fee.............................    (310,000)
            Guarantee fees............................     (93,750)
                                                       -----------
                                                       $(2,274,624)
                                                       ===========

          (j) Represents additional income taxes of $27,946 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.

          (k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

            Depreciation expense........................ $1,527,472

          (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (2)

            Amortization of goodwill.................... $1,576,620

          (m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in II (d ) below.

            Interest expense............................. $(68,670)

          (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Funds, the Advisor and the CNL Restaurant Financial Services Group:

            Origination fees.......................... $(1,569,202)
            Underwriting fees.........................    (254,945)
            Consulting fee............................      (1,511)
                                                       -----------
                                                       $(1,825,658)
                                                       ===========

          (o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

          (p) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the proforma financial statements, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


  (II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1997, as if the Acquisition was consummated as of January 1, 1997.

      (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and 2) properties that were developed by the Company from January 1, 1997 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

            Rental and earned income on Property
             Transactions by the Company............... $24,048,982

      (b) Represents $2,364 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.

      (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

            Origination fees.......................... $  (594,041)
            Secured equipment lease fee...............    (375,219)
            Advisory fees.............................  (1,775,680)
            Reimbursement of administrative costs.....    (135,666)
            Acquisition fees..........................  (3,887,483)
            Underwriting fees.........................    (151,041)
            Administrative fees.......................    (269,231)
            Executive fee.............................    (250,000)
            Guarantee fees............................    (312,500)
            Arrangement fees..........................    (350,000)
            Servicing fee.............................    (598,988)
            Development fees..........................    (369,570)
                                                       -----------
              Total................................... $(9,069,419)
                                                       ===========

      (d) Represents the deferral of $2,662,141 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

      (e) Represents the elimination of interest income of $1,931,331 earned during the year ended December 31, 1997 assuming all monies raised during 1997 and all cash held on January 1, 1997 was used to effect the Acquisition on January 1, 1997, represents interest income of $2,047,619 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the recognition of $133,107 of origination fees collected during the year ended December 31, 1997 which were deferred in (d) and are being amortized and recorded as interest income.

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


      (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

            Reimbursement of administrative costs....... $(135,666)
            Servicing fee...............................  (598,988)
                                                         ---------
                                                         $(734,654)
                                                         =========

      (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and 2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

            General and administrative costs.......... $(1,619,238)

      (h) Represents savings of $33,885 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

      (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant
          Financial Services Group:

            Advisory fees............................. $(1,775,680)
            Administrative fees.......................    (269,231)
            Executive fee.............................    (250,000)
            Guarantee fees............................    (312,500)
                                                       -----------
                                                       $(2,607,411)
                                                       ===========

      (j) Represents additional income taxes of $11,147 resulting from assuming that acquisitions from January 1, 1997 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.

      (k) Represents increase in depreciation of the building portion of the properties acquired from January 1, 1997 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

            Depreciation expense........................ $3,185,042

      (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (2)

            Amortization of goodwill.................... $2,102,159

      (m) Represents elimination of yearly amortization of arrangement fees of $350,000 capitalized as deferred costs and amortized as interest expense and the capitalization of interest expense during the period that properties were under development.

            Amortization of arrangement fees.............  $(24,144)
            Capitalization of interest during development
             period......................................   (57,450)
                                                           --------
                                                           $(81,594)
                                                           ========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


      (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

            Origination fees............................ $(594,041)
            Underwriting fees...........................  (151,041)
                                                         ---------
                                                         $(745,082)
                                                         =========

      (o) Represents the elimination of $2,462,606 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

      (p) Common shares issued during the period were assumed to have been issued and outstanding as of January 1, 1997. For purposes of the proforma financial statement, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

                                                                     Appendix A

             [LETTERHEAD OF LEGG MASON WOOD WALKER, INCORPORATED]

                                March 10, 1999

James M. Seneff, Jr.
Robert A. Bourne
CNL Realty Corporation
as General Partners of
CNL Income Fund III, Ltd.
400 East South Street
Orlando, FL 32801-2878

               Re: CNL Income Fund III, Ltd. (the "Partnership")

Gentlemen:

   You have requested our opinion as investment bankers (a) as to the fairness, from a financial point of view, to the Partnership and its limited partners of the shares of common stock (the "Common Stock") of CNL American Properties Fund, Inc. (the "Acquiror") offered to them in the Merger (as defined below), (b) as to the fairness, from a financial point of view, of the aggregate Common Stock offered to the CNL Income Funds (as defined below) in the Merger Transactions (as defined below) and (c) as to the fairness, from a financial point of view, of the method of allocating the aggregate shares of Common Stock among the CNL Income Funds in the Merger Transactions. Under the terms of an agreement and plan of merger (the "Merger Agreement"), dated March 11, 1999, between the Partnership and the Acquiror, the Partnership will merge with and into a wholly owned subsidiary of the Acquiror and the partners of the Partnership will be offered shares of Common Stock as determined pursuant to the Merger Agreement (the "Share Consideration"); such transaction is hereafter referred to as the "Merger."

   The Partnership is one of eighteen Florida limited partnerships (the "CNL Income Funds") served by Messrs. Seneff, Bourne and CNL Realty Corporation as general partners (the "General Partners"). Each CNL Income Fund has executed a merger agreement with the Acquiror on terms similar to the Merger Agreement. The transactions to occur under such merger agreements are referred to as the "Merger Transactions."

   In connection with our opinion, we have, among other things:

     (i) reviewed the Merger Agreement and the merger agreements for each of the Merger Transactions;

     (ii) reviewed the Registration Statement on Form S-4 with respect to the Merger Transactions as filed on March 12, 1999;

     (iii) reviewed the financial statements and the related filings of the Partnership and the other CNL Income Funds on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (iv) reviewed the financial statements and the related filings of the Acquiror on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (v) reviewed certain internal information concerning the business and operations of the Partnership and the other CNL Income Funds furnished to us by the General Partners, including a draft of the Partnership's and the other CNL Income Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vi) reviewed certain internal information concerning the business and operations of the Acquiror furnished to us by management of the Acquiror, including a draft of the Acquiror's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vii) reviewed certain financial data and operating statistics relating to the Partnership, the other CNL Income Funds and the Acquiror provided by the General Partners and the Acquiror and compared them with similar information of selected public companies that we deemed relevant to our inquiry;

     (viii) reviewed the appraisal (the "Appraisal") of the properties of the Partnership and the other CNL Income Funds prepared by Valuation Associates and dated January 6, 1999;

     (ix) held meetings and discussions with certain directors, officers and employees of the General Partners and the Acquiror concerning the operations, financial condition and future prospects of the Partnership, the other CNL Income Funds and the Acquiror; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Partnership, the other CNL Income Funds and the Acquiror. We have further relied upon the assurances of the General Partners that they are unaware of any factors that would materially alter the conclusions made in Legg Mason's fairness opinion, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments of the General Partners and the Acquiror as to the future performance of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason also assumed, with the consent of the General Partners, that any material liabilities (contingent or otherwise, known or unknown) of the Partnership, the other CNL Income Funds and the Acquiror are as set forth in the financial statements of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason also assumed with the consent of the General Partners that the table prepared by or for the General Partners of the allocation of Share Consideration among the General Partners and the limited partners of the Partnership has been prepared in accordance with and complies with the terms and conditions of the partnership agreement of the Partnership. Legg Mason also assumed that the Appraisal was reasonably prepared by and reflected the good faith judgments of Valuation Associates and Legg Mason does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership, the other CNL Income Funds or the Acquiror. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof.

   We have acted as financial advisor to the General Partners and will receive a fee for our services. It is understood that this letter is for the information of the General Partners in their evaluation of the Merger Transactions and our opinion does not constitute a recommendation to the General Partners or any limited partner of the Partnership or any of the other CNL Income Funds as to how such partner should vote on the Merger or the Merger Transactions, as the case may be, or as to whether such partner should elect to receive the Share Consideration or cash and promissory notes of the Acquiror. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. Additionally, our opinion does not compare the relative merits of the Merger and the Merger Transactions with those of any other transaction or business strategy which were or might have been considered by the General Partners as alternatives to the Merger and the Merger Transactions.

   It should be noted that in rendering this opinion with respect to the fairness, from a financial point of view, of (i) the Share Consideration to be offered with respect to the Partnership, (ii) the aggregate Common

Stock offered with respect to the CNL Income Funds and (iii) the method of allocating the shares of Common Stock of the Acquiror among the CNL Income Funds, Legg Mason has neither addressed, nor are we rendering any opinion with respect to, any other aspect of the Merger Transactions, including (a) the value or fairness of the cash and promissory notes option, (b) the prices at which the shares of Common Stock may trade following the Merger Transactions or the trading value of the shares to be offered compared with the current fair market value of the portfolios or other assets of the Partnership and the other CNL Income Funds if liquidated in real estate markets, (c) the tax effect of any aspect of the Merger Transactions, (d) the fairness of the amounts or allocation of the costs of the Merger Transactions or the amounts of such costs allocated to the limited partners or, (e) any other matters with respect to any specific individual partner or class of partners of the Partnership or the other CNL Income Funds.

   Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consideration offered to the Partnership and its limited partners in the Merger, the aggregate shares of Common Stock offered by the Acquiror with respect to the CNL Income Funds in the Merger Transactions and the method of allocating the shares of Common Stock among the CNL Income Funds in the Merger Transactions are fair from a financial point of view.

                                          Very truly yours,

                                          /s/ Legg Mason Wood Walker,
                                           Incorporated
                                          -------------------------------------
                                          Legg Mason Wood Walker, Incorporated

                                                                      Appendix B

                          AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger is entered into as of this 11th day of March, 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund III, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                   RECITALS:

   WHEREAS, the Parties hereto desire to consummate a merger (the "Merger") whereby the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") and the Florida Revised Uniform Limited Partnership Act (the "Florida RULPA");

   WHEREAS, the Fund is one of 18 CNL Income Funds (collectively with the Fund, the "CNL Income Funds") that APF is proposing to acquire (the "Proposed Acquisitions");

   WHEREAS, the Special Committee (the "Special Committee") of the independent members of the Board of Directors of APF has received a fairness opinion (the "Fairness Opinion") from Merrill Lynch & Co. as to the fairness to APF, from a financial point of view, of the consideration to be paid in connection with the Proposed Acquisitions;

   WHEREAS, the Special Committee has recommended the Merger to the Board of Directors of APF and the Board has approved the proposal to consummate the Merger (the "Merger Proposal") and the related transactions;

   WHEREAS, Legg Mason Wood Walker Incorporated has delivered a fairness opinion (the "Fund Fairness Opinion") to the General Partners as to the fairness to the Fund and its limited partners from a financial point of view, of the APF Common Share consideration offered to the Fund and its limited partners; and

   WHEREAS, the Board of Directors of the OP General Partner has unanimously approved the Merger Proposal;

   NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

                                   ARTICLE I

                                  Definitions

   1.1 Terms Defined in this Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth below:

   "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

   "Affiliated Group" means any affiliated group within the meaning of Code
(S)1504, or any similar group defined under a similar provision of state, local or foreign law.

   "Agreement" means this Agreement, as amended from time to time.

   "APF" has the meaning set forth in the preface above.

   "APF Common Shares" shall mean the shares of common stock, par value $0.01, of APF.

   "APF Indemnity Claim" has the meaning set forth in Section 12.1 below.

   "APF SEC Documents" has the meaning set forth in Section 6.7 below.

   "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms the basis for any specified consequence.

   "Business Combination" has the meaning set forth in Section 4.1(b) below.

   "Cash/Note Option" has the meaning set forth in Section 4.4 below.

   "Closing" has the meaning set forth in Section 2.3 below.

   "CNL Income Funds" has the meaning set forth in the second paragraph of the Recitals above.

   "Closing Date" has the meaning set forth in Section 2.3 below.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Confidential Information" means any information concerning the businesses and affairs of the Fund, the Operating Partnership or APF, if any, that is not already generally available to the public.

   "Delaware RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Disclosure Schedule" has the meaning set forth in the first paragraph of
Article VII below.

   "Dissenting Partners" has the meaning set forth in Section 4.4 below.

   "Effective Time" has the meaning set forth in Section 2.2 below.

   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) tax-qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) tax-qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

   "Fairness Opinion" has the meaning set forth in the third paragraph of the Recitals above.

   "Florida RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Fund" has the meaning set forth in the preface above.

   "Fund Articles of Merger" has the meaning set forth in Section 2.2 below.

   "Fund Fairness Opinion" has the meaning set forth in the fifth paragraph of the recitals above.

   "Fund Indemnity Claim" has the meaning set forth in Section 12.2 below.

   "Fund Interests" means the general and limited partnership interests in the Fund.

   "Fund SEC Documents" has the meaning set forth in Section 7.7 below.

   "GAAP" means United States generally accepted accounting principles as in effect from time to time.

   "General Partners" has the meaning set forth in the preface above.

   "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation but excluding commercially available shrink wrap software), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

   "IRS" means the Internal Revenue Service.

   "Knowledge" means in the case of the Fund, CNL Realty Corporation, Inc., APF and the OP General Partner, the actual knowledge of a director or an executive officer after reasonable investigation and, in the case of the individual General Partners, the collective actual Knowledge of all of the General Partners after reasonable investigation. For the purposes of this Agreement, the Knowledge of one General Partner shall be attributed to the other General Partners.

   "Known" and "Knowingly" mean that the Fund, any General Partner or APF, as applicable, had Knowledge of the particular matter or took the action described with prior Knowledge.

   "Liability" means any liability (whether Known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

   "Material Adverse Effect" means, as to any Party, a material adverse effect on the business, properties, operations or condition (financial or otherwise) which is not related to an industry-wide change in the economy or market or other conditions affecting all businesses in the industry of the Party to which the term is applied.

   "Merger" has the meaning set forth in the first paragraph of the Recitals above.

   "Merger Proposal" has the meaning set forth in fourth paragraph of the Recitals above.

   "Most Recent 10-Q" has the meaning set forth in Section 7.5 below.

   "Most Recent Balance Sheet" means the most recent balance sheet filed in a Fund SEC Document.

   "Notes" has the meaning set forth in Section 4.4 below.

   "NYSE" means the New York Stock Exchange.

   "OP Certificate of Merger" has the meaning set forth in Section 2.2 below.

   "OP General Partner" has the meaning set forth in the Preface above.

   "OP Limited Partner" means CNL APF LP Corp., a Delaware corporation and wholly owned subsidiary of APF.

   "Operating Partnership" has the meaning set forth in the preface above.

   "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

   "Party" or "Parties" has the meaning set forth in the preface above.

   "Partner" means any holder of Fund Interests.

   "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or other entity.

   "Proposed Acquisitions" has the meaning set forth in the second paragraph of the Recitals above.

   "Registration Statement" means the registration statement on Form S-4 to be filed by APF to register the APF Common Shares to be issued as Share Consideration in the Merger.

   "Representative" has the meaning set forth in Section 12.3 below.

   "SEC" means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (e) any minor imperfection of title or similar lien which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on such Party.

   "Share Consideration" has the meaning set forth in Section 4.1(a) below.

   "Special Committee" has the meaning set forth in the third paragraph to the Recitals above.

   "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or has the power to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or otherwise control the management.

   "Surviving Partnership" has the meaning set forth in Section 2.1 below.

   "Takeover Statute" has the meaning set forth in Section 8.9 below.

   "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code

(S)59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

   "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

   "Third-Party Claim" has the meaning set forth in Section 12.4 below.

                                   ARTICLE II

                        Merger; Effective Time; Closing

   2.1 Merger. Subject to the terms and conditions of this Agreement, the Delaware RULPA and the Florida RULPA, at the Effective Time, the Operating Partnership and the Fund shall consummate the Merger in which (i) the Fund shall be merged with and into the Operating Partnership and the separate limited partnership existence of the Fund shall thereupon cease, (ii) the Operating Partnership shall be the successor or surviving limited partnership in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate limited partnership existence of the Operating Partnership with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The limited partnership surviving the Merger is sometimes hereinafter referred to as the "Surviving Partnership." The Merger shall have the effects set forth in the Delaware RULPA and the Florida RULPA. As a result of the Merger, the outstanding Fund Interests shall be converted or cancelled in the manner provided in Article IV.

   2.2 Effective Time. On the Closing Date, subject to the terms and conditions of this Agreement, the Operating Partnership and the Fund shall (i) execute or cause to be executed (A) a Certificate of Merger in the form required by the Delaware RULPA (the "OP Certificate of Merger") and (B) Articles of Merger in the form required by the Florida RULPA (the "Fund Articles of Merger"), and
(ii) cause the OP Certificate of Merger to be filed with the Delaware Secretary of State as provided in the Delaware RULPA and the Fund Articles of Merger to be filed with the Florida Department of State as provided in the Florida RULPA, in each case, on the Closing Date or as soon as practicable thereafter. The Merger shall become effective at (i) such time as the OP Certificate of Merger has been duly filed with the Delaware of Secretary of State and the Fund Articles of Merger has been duly filed with the Florida Department of State or
(ii) such other time as is agreed upon by APF, the OP General Partner and the General Partners and specified in the OP Certificate of Merger and the Fund Articles of Merger. Such time is hereinafter referred to as the "Effective Time."

   2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Shaw Pittman Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, commencing at 9:00 a.m. local time on such date as within five (5) business days following the fulfillment or waiver of the conditions set forth in Article X (other than conditions which by their nature are intended to be fulfilled at the Closing) or such other place or time or on such other date as APF, the OP General Partner and the General Partners may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article X (the "Closing Date"). In no event shall the Closing Date be a date subsequent to December 31, 1999. At the Closing, there shall be delivered to APF, the Operating Partnership, the OP General Partner, the General Partners and the Fund the certificates and other documents and instruments required to be delivered under
Article X.

   2.4 Further Assurances. Each Party hereto will execute such further documents and instruments and take such further actions as may be reasonably requested by one or more of the other Parties to consummate the Merger, to vest the Surviving Partnership with full title to all assets, properties, rights, approvals, immunities and franchises of either the Fund or the Operating Partnership or to effect the other purposes of this Agreement.

                                  ARTICLE III

 Certificate of Limited Partnership; Limited Partnership Agreement;and General
                        Partner of Surviving Partnership

   3.1 Certificate of Limited Partnership. At the Effective Time, the certificate of limited partnership of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein.

   3.2 Limited Partnership Agreement. At the Effective Time, the limited partnership agreement of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the limited partnership agreement of the Surviving Partnership.

   3.3 General Partner. The general partner of the Operating Partnership immediately prior to the Effective Time shall be the general partner of the Surviving Partnership from and after the Effective Time until it is replaced or it resigns in accordance with the limited partnership agreement of the Surviving Partnership.

                                   ARTICLE IV

              Share Consideration; Payment of Share Consideration

   4.1 Share Consideration; Conversion or Cancellation of Fund Interests in Merger.

   (a) At the Effective Time, by virtue of the Merger and without any action by the Parties, all of the outstanding Fund Interests (i) shall be converted into the right to receive up to 2,082,901 fully paid and nonassessable APF Common Shares (1,041,451 APF Common Shares if the Reverse Split [defined below] occurs before the Closing) (the "Share Consideration") pursuant to the terms of
Section 4.2 below, (ii) shall cease to be outstanding, and (iii) shall be canceled and retired and shall cease to exist, and each Partner, as the holder of such Fund Interests shall cease to have any rights with respect thereto, except the right to receive either (A) APF Common Shares therefor in accordance with this Section 4.1 and Section 4.3 or (B) the cash and Notes in accordance with Section 4.4 below. Subject to the approval of the APF's shareholders of an amendment to its article of incorporation, APF anticipates that prior to the Closing it will effect a one for two reverse stock split (the "Reverse Split") pursuant to which each two shares of APF Common Shares outstanding will be exchanged for one share of APF Common Shares.

   (b) Except for the Reverse Stock Split described in Section 4.1(a), prior to the Effective Time, APF shall not split or combine the APF Common Shares, or pay a stock dividend or other stock distribution in APF Common Shares, or in rights or securities exchangeable for, convertible into or exercisable for APF Common Shares, or otherwise change APF Common Shares into, or exchange APF Common Shares for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of APF as a result of which APF stockholders receive cash, stock, or other property in exchange for, or in connection with, their APF Common Shares (a "Business Combination") or otherwise), or make any other dividend or distribution on or of APF Common Shares (other than regular quarterly cash dividends paid on APF Common Shares or any distribution pursuant to APF's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination, or change.

   (c) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the APF Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

   4.2 Payment of Share Consideration. At the Closing, subject to Section 4.4 below, the Partners shall receive the Share Consideration (less expenses paid by APF on behalf of the Fund), distributed in accordance with the provisions of the Fund's limited partnership agreement as of the Closing Date. For the purposes of this Agreement, the Share Consideration will be reduced (i) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund and (ii) as provided in Section 4.4 below.

   4.3 Fractional APF Common Shares. No certificates representing fractional APF Common Shares shall be issued upon conversion of any Fund Interests. Each Partner of the Fund who would otherwise be entitled to fractional APF Common Shares will receive one APF Common Share for a fractional interest representing 50% or more of one APF Common Share. No APF Common Shares will be issued for a fractional interest representing less than 50% of one APF Common Share.

   4.4 Cash/Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the cash/note option (the "Cash/Note Option"), such Dissenting Partners shall be entitled to receive, in lieu of the Share Consideration, consideration based on such Dissenting Partners' percentage interest (as determined by the Fund's partnership agreement) in the Fund's asset liquidation value of $19,123,759, based on Valuation Associates' appraisal. Such consideration shall be payable 10% in cash and 90% in Callable Notes due in 2006 (the "Notes"). The Notes will bear interest at a fixed rate equal to 120% of the applicable federal rate as of the date the consent solicitation on Form S-4 is mailed to the limited partners. The Share Consideration shall be reduced on a one-for-one basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Cash/Note Option.

                                   ARTICLE V

             Representations and Warranties of The General Partners

   Each General Partner severally represents and warrants to APF and the Operating Partnership that the statements contained in this Article V are correct and complete as of the date hereof and on the Closing Date:

   5.1 Authorization of Transaction. The General Partner has full power and authority (including, as applicable, full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the General Partner, enforceable in accordance with its terms and conditions. The General Partner does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   5.2 Noncontravention. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the General Partner is subject or, as applicable, any provision of the General Partner's articles of incorporation, bylaws or other organizational documents.

                                   ARTICLE VI

 Representations and Warranties of APF, The OPGeneral Partner and The Operating
                                  Partnership

   APF, the OP General Partner and the Operating Partnership jointly and severally represent and warrant to the General Partners and the Fund that the statements contained in this Article VI are correct and complete as of the date hereof and the Closing Date:

   6.1 Organization. APF is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. APF is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on APF. APF has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The OP General Partner is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. The Operating Partnership is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Operating Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Operating Partnership. The Operating Partnership has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. APF and the OP General Partner have delivered to the General Partners and the Fund correct and complete copies of the certificate of incorporation of APF and the OP General Partner and the certificate of limited partnership and the limited partnership agreement of the Operating Partnership (each as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of APF and the OP General Partner and any organizational records of the Operating Partnership have been made available to the General Partners and the Fund and are correct and complete. APF is not in default under or in violation of any provision of its certificate of incorporation, and the Operating Partnership is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   6.2 Capital Stock. The authorized capital stock of APF consists of 125,000,000 shares of common stock, $.01 par value (the "APF Common Shares"), of which 74,696,927 shares are outstanding as of January 31, 1999. Since January 31, 1999, APF has not issued any shares of capital stock. All outstanding APF Common Shares are, and all APF Common Shares issuable under any stock option plans of APF, will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 58,917,099 APF Common Shares which may be issued in connection with APF's acquisition of the other 17 CNL Income Funds in the Proposed Acquisitions and the 12,300,000 APF Shares which may be issued in connection with APF's acquisition of CNL Fund Advisors, Inc., CNL Financial Services, Inc. and CNL Financial Corp., there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which APF is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem, or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock. All of the outstanding general partner interests of the Operating Partnership are owned by the OP General Partner, and all of the outstanding limited partner interests of the Operating Partnership are owned by the OP Limited Partnership, and there are outstanding on the date hereof no options, warrants, rights, commitments or any other agreements of any character to which the Operating Partnership or any partner thereof is a party or which it may be bound requiring it to issue, transfer, sell, purchase, register, redeem or acquire any interest in the Operating Partnership.

   6.3 Authorization for Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of APF will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will be registered under the Securities Act and will be registered or exempt from registration under all applicable state securities laws. The Share Consideration will, when issued, be approved for listing on the NYSE, subject to official notice of issuance.

   6.4 Authorization of Transaction. APF, the OP General Partner and the Operating Partnership have full power and authority (including full corporate and limited partnership, as applicable, power and authority) to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance by APF, the OP General Partner and the Operating Partnership of this Agreement have been duly and validly authorized by the boards of directors of APF and the OP General Partner. This Agreement constitutes the valid and legally binding obligation of APF, the OP General Partner and the Operating Partnership, enforceable in accordance with its terms and conditions. None of APF, the OP General Partner or the Operating Partnership needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   6.5 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which, APF, the OP General Partner or the Operating Partnership is subject or any provision of APF's or the OP General Partner's articles of incorporation or by-laws or the Operating Partnership's certificate of limited partnership or limited partnership agreement or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which APF, the OP General Partner or the Operating Partnership is a party or by which it is bound or to which any of its assets is subject or (iii) result in the imposition of a Security Interest upon any of its assets.

   6.6 Title to Assets. APF has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of its most recent quarterly report on Form 10-Q.

   6.7 Reports and Financial Statements. APF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "APF SEC Documents"). All of the APF SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such APF SEC Documents. None of the APF SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed APF SEC Documents. There is no unresolved violation, criticism or exception by any governmental entity of which APF has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to APF could have a Material Adverse Effect on APF. The financial statements of APF included in the APF SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of APF as of the dates thereof and the results of operations and cash flows of APF for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   6.8 Events Subsequent to September 30, 1998. Since September 30, 1998, nothing has occurred which has had or would reasonably be expected to have a Material Adverse Effect on APF.

   6.9 Litigation. Except as publicly disclosed by APF in its APF SEC Documents or on Schedule 1, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of APF, threatened against APF or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on APF or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by APF in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by APF in any APF SEC Document, none of APF or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on APF or would prevent or delay the consummation of the transactions contemplated hereby.

   6.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by APF for inclusion or incorporation by reference in (i) the Registration Statement to be filed by APF with the SEC in connection with the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement sent by APF to its shareholders pertaining to the Merger will, at the date mailed to shareholders and at the times of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APF, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement or the proxy statement, APF shall promptly so advise the General Partners and such event shall be so described, and such amendment or supplement (which the General Partners shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   6.11 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by APF in its APF SEC Documents or disclosed in
Schedule 1, as of December 31, 1998, to APF's Knowledge, none of APF or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which are not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of APF and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in any reports filed by it with the APF SEC Documents, since December 31, 1998, the business of APF and its Subsidiaries has been carried on only in the ordinary and usual course, to APF's Knowledge, none of APF or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to APF or its Subsidiaries Known to APF having or which could reasonably be expected to have, a Material Adverse Effect on APF.

   6.12 Brokers' Fees. Except for the fees and expenses paid to Merrill Lynch & Co. with respect to the delivery of the Fairness Opinion to the Special Committee and in connection with the financial services provided by Salomon Smith Barney, none of APF, the OP General Partner or the Operating Partnership has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

   6.13 Qualification as a REIT. APF is a "real estate investment trust" for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not cause APF to cease to qualify as a "real estate investment trust" for federal income tax purposes.

   6.14 Compliance with Applicable Law. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, it and its Subsidiaries hold all permits, licenses, variances, exemptions, order and approvals of all governmental entities necessary for the lawful conduct of their respective businesses, except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its

APF SEC Documents, to APF's Knowledge, APF and its Subsidiaries are in compliance with the material terms of its permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF, the businesses of APF and its Subsidiaries are not, to APF's Knowledge, being conducted in violation of any law, ordinance or regulation of any governmental entity except that no representation or warranty is made in this Section 6.14 with respect to environmental laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, no investigation or review by any governmental entity with respect to APF or its Subsidiaries is pending or, to the Knowledge of APF, threatened, nor, to the Knowledge of APF, has any government entity indicated an intention to conduct the same, other than, in each case, those which APF reasonably believes will not have a Material Adverse Effect on APF.

   6.15 Intellectual Property.

   (a) APF owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of APF as presently conducted. Each item of Intellectual Property owned or used by APF immediately prior to the Closing hereunder will be owned or available for use by APF on identical terms and conditions immediately subsequent to the Closing hereunder. APF has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) APF has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of APF's directors or officers (or employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that APF must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of APF which are material to the operation of APF's business.

   (c) APF has no patent or registration which has been issued to APF with respect to any of its Intellectual Property.

   (d) Nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of APF's business as presently conducted.

   6.16 Insurance. With respect to each current insurance policy to which APF is a party, a named insured or is otherwise the beneficiary of coverage, to the knowledge of APF: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither APF nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof.

   6.17 Tenants. To the Knowledge of APF and except as set forth on Schedule 1, no current tenant of a property owned by APF, which as of the date of APF's most recent quarterly report on Form 10-Q represented more than 5% of APF's total revenues, presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   6.18 Disclosure. APF is in compliance in all material respects with its obligation under the Securities Exchange Act to publicly disclose material information in a timely fashion.

                                  ARTICLE VII

               Representations and Warranties Concerning the Fund

   The General Partners and the Fund jointly and severally represent and warrant to APF and the Operating Partnership that the statements contained in this Article VII are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by the General Partners and the Fund to APF and the Operating Partnership in accordance with the provisions of
Section 8.14 (the "Disclosure Schedule"). Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII.

   7.1 Organization, Qualification, and Corporate Power. The Fund is a limited partnership duly organized, validly existing, and in good standing under the laws of Florida. The Fund is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Except as set forth in Section 7.1(a) of the Disclosure Schedule, the Fund has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Section 7.1(b) of the Disclosure Schedule lists the directors and officers of the corporate General Partner. The General Partners have been made available to APF and the Operating Partnership correct and complete copies of the certificate of limited partnership and the limited partnership agreement of the Fund (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the corporate General Partner and any organizational records of the Fund have been made available to APF and the Operating Partnership and are correct and complete in all material respects. The Fund is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   7.2 Capitalization. All of the outstanding ownership interests in the Fund (the "Fund Interests") consist of (i) one percent in general partnership interests and (ii) 50,000 units of limited partnership interests. All of the outstanding Fund Interests have been duly authorized, are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Fund to issue, sell, or otherwise cause to become outstanding any additional ownership interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Fund.

   7.3 Authorization of Transaction. The Fund has full power and authority (including full limited partnership power and authority) to execute and deliver this Agreement and, upon the affirmative vote of a majority of the outstanding limited partnership Fund Interests, will have full power and authority (including limited partnership power and authority) to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Fund, enforceable in accordance with its terms and conditions, subject to bankruptcy, insolvency, moratorium and rights of creditors generally. The Fund is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   7.4 Noncontravention. Except as set forth in Section 7.4 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Fund is subject or any provision of the certificate of limited partnership or limited partnership agreement of the Fund or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Fund is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

   7.5 Title to Assets. The Fund has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC (the "Most Recent 10-Q") or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent 10-Q.

   7.6 Subsidiaries. The Fund does not have any Subsidiaries, operating or otherwise.

   7.7 Reports and Financial Statements. The Fund has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "Fund SEC Documents"). All of the Fund SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Fund SEC Documents. None of the Fund SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed Fund SEC Documents. There is no unresolved violation by any governmental entity of which the Fund has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to the Fund could have a Material Adverse Effect on the Fund. The financial statements of the Fund included in the Fund SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Fund as of the dates thereof and the results of operations and cash flows of the Fund for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   7.8 Events Subsequent to the Most Recent 10-Q. Since the date of the Most Recent 10-Q nothing has had a Material Adverse Effect on the Fund. Without limiting the generality of the foregoing, since that date, except as set forth in the appropriately lettered paragraph of Section 7.8 of the Disclosure
Schedule:

   (a) the Fund has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as reasonably determined by the General Partners) in the Ordinary Course of Business;

   (b) the Fund has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 except in the Ordinary Course of Business;

   (c) no party (including the Fund) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which the Fund is a party or by which it is bound except in the Ordinary Course of Business;

   (d) the Fund has not imposed any Security Interest upon any of its assets, tangible or intangible except in the Ordinary Course of Business;

   (e) the Fund has not made any capital expenditure (or series of related capital expenditures) involving more than $50,000 except in the Ordinary Course of Business;

   (f) the Fund has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

   (g) the Fund has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

   (h) the Fund has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

   (i) the Fund has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

   (j) the Fund has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

   (k) there has been no change made or authorized in the certificate of limited partnership or limited partnership agreement of the Fund;

   (l) the Fund has not issued, sold, or otherwise disposed of any ownership interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any ownership interests in the Fund;

   (m) the Fund has not declared, set aside, or paid any dividend or made any distribution with respect to its ownership interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its ownership interests other than distributions consistent with past practices;

   (n) the Fund has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

   (o) the Fund has not made any loan to, or entered into any other transaction with, any of the General Partners or the directors, officers, or employees of the corporate General Partner outside the Ordinary Course of Business;

   (p) the Fund has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

   (q) the Fund has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

   (r) to the Knowledge of the General Partners, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Fund; and

   (s) the Fund is not under any legal obligation, whether written or oral, to do any of the foregoing.

   7.9 Undisclosed Liabilities. The Fund does not have any Liability (and, to the Knowledge of the General Partners, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or which are not in the aggregate material.

   7.10 Legal Compliance. Except as disclosed in the Fund SEC Documents, the Fund has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder), the violation of which could cause a Material Adverse Effect to the Fund, of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

   7.11 Tax Matters.

   (a) The Fund has filed all material Tax Returns that it was required to file, including, without limitation, any material Tax Returns required to be filed with any state. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Fund (as shown on any filed Tax Return) have been paid. The Fund currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Fund does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Fund that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) The Fund has withheld and, if due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, Partner, or other third party.

   (c) The General Partners do not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Fund either (A) claimed or raised by any authority in writing or (B) as to which any of the General Partners has Knowledge. Section 7.11(c) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Fund for taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Fund since December 31, 1996.

   (d) The Fund has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) The Fund has not filed a consent under Code (S)341(f) concerning collapsible corporations. The Fund has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code (S)280G. The Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. The Fund is not a party to any Tax allocation or sharing agreement. The Fund (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Fund) or (B) has any Liability for the Taxes of any Person (other than the Fund) under Treas. Reg. (S)1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

   7.12 Real Property.

   Section 7.12(a) of the Disclosure Schedule lists and describes briefly all real property owned, leased or subleased by the Fund. Section 7.12(b) of the Disclosure Schedule lists all leases and subleases to which the Fund is a party, and the General Partners have made available to APF correct and complete copies of all such leases and subleases (as amended to date). With respect to each lease and sublease listed in Section 7.12(b) of the Disclosure Schedule:

   (a) the lease or, to the Knowledge of the General Partners, the sublease is legal, valid, binding, enforceable, and in full force and effect, except as may be affected by bankruptcy, insolvency, moratorium and the rights of creditors generally;

   (b) no consent is required with respect to the lease or sublease as a result of this Agreement, and the actions contemplated by this Agreement will not result in the change of any terms of the lease or sublease or otherwise affect the ongoing validity of the lease or sublease;

   (c) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

   (d) no party to the lease or, to knowledge of the General Partners, sublease has repudiated any provision thereof;

   (e) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or, to the Knowledge of the General Partners, sublease;

   (f) the Fund has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

   (g) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required by the Fund in connection with the operation thereof and, to the Knowledge of the General Partners, have been operated and maintained in all material respects in accordance with applicable laws, rules, and regulations; and

   (h) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

   7.13 Intellectual Property.

   (a) The Fund owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of the Fund as presently conducted. Each item of Intellectual Property owned or used by the Fund immediately prior to the Closing hereunder will be owned or available for use by the Fund on identical terms and conditions immediately subsequent to the Closing hereunder. The Fund has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) The Fund has not Knowingly interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the General Partners nor any of the corporate General Partner's directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Fund must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the General Partners, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Fund which are material to the operation of the Fund's business.

   (c) The Fund has no patent or registration which has been issued to the Fund with respect to any of its Intellectual Property.

   (d) Section 7.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Fund uses pursuant to license, sublicense, agreement, or permission. The General

Partners have made available to APF and the Operating Partnership correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).

   (e) To the Knowledge of the General Partners, nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Fund's business as presently conducted.

   7.14 Tangible Assets. The Fund owns or leases all buildings, machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted. Each such tangible asset is free from all material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The Most Recent Balance Sheet sets forth all of the assets, in the opinion of the General Partners, necessary to conduct the Fund's business as it is currently being conducted.

   7.15 Contracts. Section 7.15 of the Disclosure Schedule lists all of the following types of contracts and other agreements to which the Fund is a party:

   (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

   (b) any agreement concerning a partnership or joint venture;

   (c) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

   (d) any agreement concerning confidentiality or noncompetition;

   (e) any agreement with any General Partner or any of their Affiliates (other than the Fund);

   (f) any agreement under which it has advanced or loaned any amount to any of the General Partners or the corporate General Partner's directors, officers, and employees outside the Ordinary Course of Business; or

   (g) any agreement under which the consequences of a default or termination could have a Material Adverse Effect.

   The General Partners have made available to APF and the Operating Partnership a correct and complete copy of each written agreement listed in
Section 7.15 of the Disclosure Schedule (as amended to date) which is not included as an exhibit to a Fund SEC Document and a written summary setting forth the terms and conditions of each oral agreement referred to in Section
7.15 of the Disclosure Schedule. With respect to each agreement set forth in
Section 7.15 of the Disclosure Schedule or filed as an exhibit to a Fund SEC
Document: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

   7.16 Notes and Accounts Receivable. All notes and accounts receivable of the Fund are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Fund.

   7.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Fund.

   7.18 Insurance. Section 7.18 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Fund has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets): (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; and (iii) the policy number and the period of coverage. With respect to each current insurance policy, to the Knowledge of the General Partners and the Fund: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Fund nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Fund has been covered during the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets) by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period. Section 7.18 of the Disclosure Schedule describes any self-insurance arrangements affecting the Fund.

   7.19 Litigation. Section 7.19 of the Disclosure Schedule sets forth each instance, not already disclosed in the Fund SEC Documents, in which the Fund
(i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to or, to its Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section
7.19 of the Disclosure Schedule or the Fund SEC Documents could result in any Material Adverse Effect on the Fund. None of the General Partners has any reason to believe that any additional such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Fund.

   7.20 Tenants. To the Knowledge of any of the General Partners, no current tenant of a property owned by the Fund presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   7.21 Employees. The Fund does not have and has never had any employees, officers or directors. The Fund is not and has never been a party to or had any liability with respect to any Employee Benefit Plan.

   7.22 Guaranties. The Fund is not a guarantor of and is not otherwise liable for any liability or obligation (including indebtedness) of any other Person.

   7.23 Registration Statement. The information furnished by the Fund for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.24 Environmental Matters. The Fund is currently in compliance with all material environmental laws, ordinances, regulations and orders applicable to its business or properties, and, to the Knowledge of the General Partners, the tenants' present uses of the Fund's properties, whether leased or owned, do not materially violate any such laws, ordinances, regulations or orders. The Fund is not subject to any Liability or claim in connection with any environmental law or any use, treatment, storage or disposal of any hazardous substance or material or pollutant or any spill, leakage, discharge or release of any hazardous substance or material or pollutant as a result of having owned or operated any business prior to the Effective Time, which if a violation existed would have a Material Adverse Effect on the Fund.

   7.25 Vote Required. The affirmative vote of at least a majority of the outstanding Fund Interests is the only vote of any security holder in the Fund (under applicable law or otherwise) required to approve the Merger, this Agreement and the other transactions contemplated hereby.

   7.26 Disclosure. The representations and warranties contained in this
Article VII do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VII not misleading.

                                  ARTICLE VIII
                             Pre-Closing Covenants

   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

   8.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article X below).

   8.2 Notices and Consents. The General Partners shall give any notices to third parties and obtain any third party consents referred to in Sections 5.1, 5.2, 7.3 and 7.4 above and the related sections of the Disclosure Schedule. APF, the OP General Partner and the Operating Partnership shall give any notices to third parties and obtain any third party consents referred to in Sections 6.4 and 6.5 above. Each of the Parties shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 5.1, 6.4 and
7.3 above.

   8.3 Maintenance of Business; Prohibited Acts. During the period from the date of this Agreement to the Effective Time, the General Partners will not, and will not cause the Fund to, take any action that adversely affects the ability of the Fund (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organizations, and (iii) to preserve its relationships with its tenants; and the General Partners will not allow the Fund to, without the OP General Partner's prior written consent, which consent shall not be unreasonably withheld:

   (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrance of (i) any additional ownership interests (including the Fund Interests), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its ownership interests or any other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or (ii) any other securities in respect of, in lieu of or in substitution for the Fund Interests outstanding on the date hereof;

   (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Fund Interests);

   (c) split, combine, subdivide or reclassify any of its ownership interests or otherwise make any payments to the Partners; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution in respect of its ownership interests at such times and in such manner and amount as may be consistent with the Fund's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from December 31, 1998 through the Effective Time, to the extent not otherwise paid or distributed to the Partners), or (ii) any distribution of property necessary for the representation and warranty set forth in Section
7.11 to be true and correct;

   (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

   (e) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation outside the Ordinary Course of Business;

   (f) other than as may be necessary to consummate the Merger, adopt any amendments to its certificate of limited partnership or limited partnership agreement;

   (g) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, outside the Ordinary Course of Business;

   (h) engage in the conduct of any business the nature of which is materially different from the business in which the Fund is currently engaged;

   (i) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Fund;

   (j) forgive any indebtedness owed to the Fund or convert or contribute by way of capital contribution any such indebtedness owed;

   (k) authorize or enter into any agreement providing for management services to be provided by the Fund to any third party or an increase in management fees paid by any third party under existing management agreements;

   (l) mortgage, pledge, encumber, sell, lease or transfer any material assets of the Fund except as contemplated by this Agreement;

   (m) authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

   (n) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.

   8.4 Full Access. The General Partners shall permit representatives of APF and the OP General Partner to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Fund to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Fund. APF, the OP General Partner and the Operating Partnership shall permit representatives of the General Partners and the Fund to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of APF and the Operating Partnership to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to APF, the OP General Partner and the Operating Partnership. The Parties agree that any information obtained in connection with the exercise of their rights pursuant to this Section 8.4 shall be Confidential Information for purposes of this Agreement.

   8.5 Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Articles V, VI or VII above, as applicable. No disclosure by any Party pursuant to this Section 8.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

   8.6 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of APF, the Operating Partnership, the General Partners and the Fund shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of APF after the Effective Time as a real estate investment trust as defined within Section 856 of the Code.

   8.7 Fund Partner Approval. The General Partners hereby agree to vote the Fund Interests owned by them in favor of this Agreement and the transactions contemplated hereby and agree, subject to the satisfaction of their fiduciary duties as general partners under Florida law, as reasonably determined by the General Partners, to recommend that the limited Partners of the Fund vote their Fund Interests in favor of this Agreement and the transactions contemplated hereby.

   8.8 Delivery of Certain Financial Statements.

   (a) In addition to disclosure in Fund SEC Documents required to be filed by the Fund, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, the Fund shall provide to APF and the OP General Partner with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by the Fund and each of the General Partners that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of the Fund as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   (b) In addition to disclosure in APF SEC Documents required to be filed by APF, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, APF shall provide to the Fund and the General Partners with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by APF that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of APF as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   8.9 State Takeover Statutes. APF, the APF Board of Directors, the Operating Partnership, the Fund and the General Partners shall (i) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation, including without limitation, the control share acquisition provisions of Section 3-701 et seq. of the Maryland GCL and the business combination provisions of Section 3-601 et seq of the Maryland GCL (each, a "Takeover Statute"), is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and
(ii) if any Takeover Statute becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

   8.10 Exclusivity. None of the General Partners shall solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Fund (including any acquisition structured as a merger, consolidation, or share exchange). The General Partners shall notify APF and the Operating Partnership immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

   8.11 Listing. APF shall effect, at or before the issuance of any APF Common Shares issued as Share Consideration pursuant to Article IV, authorization for listing or quotation of such APF Common Shares on the NYSE, subject to official notice of issuance.

   8.12 Maintenance of APF's Business. During the period from the date of this Agreement to the Effective Time, APF will not take any action that adversely affects the ability of APF (i) to pursue its business in the ordinary course,
(ii) to seek to preserve intact its current business organizations (iii) to preserve its relationships with its tenants and (iv) will not take any action to affect it status as a REIT for federal income tax purposes.

   8.13 Registration of Share Consideration. APF shall cause the Registration Statement to become effective prior to the Closing Date.

   8.14 Delivery and Approval of Disclosure Schedule and Schedule 1. Within fifteen (15) business days after the date of this Agreement the General Partners shall deliver to APF the Disclosure Schedule and APF shall deliver to the General Partners Schedule 1. Within fifteen (15) business days after APF receives the Disclosure Schedule it shall give the General Partners notice either that the disclosures in the Disclosure Schedule are, as to substance, satisfactory to APF, in its sole and absolute discretion, or that they are not satisfactory and that APF terminate this Merger Agreement pursuant to Section
11.2. Likewise, within fifteen (15) business days after the General Partners receive Schedule 1, the General Partners shall give APF notice either that the disclosures in Schedule 1 are, as to substance, satisfactory to them, in their sole and absolute discretion, or that they are not satisfactory and that such General Partners terminate the Agreement pursuant to Section 11.2. In the case of both APF and the General Partners, the failure of either to give the notice specified above within the applicable fifteen (15) business day period shall constitute approval of the Disclosure Schedule or Schedule 1, as applicable.

   8.15 Certain Acquisitions. APF or its Subsidiaries shall acquire CNL Fund Advisors, Inc., CNL Financial Corp. and CNL Financial Services, Inc. (collective, the "CNL Restaurant Services Group") substantially in accordance with the terms and conditions set forth in their respective merger agreements dated on or about the date hereof or such other terms that are mutually agreed to by the parties.

                                   ARTICLE IX

                             Post-Closing Covenants

   The Parties agree as follows with respect to the period following the
Closing:

   9.1 General. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XII below). The General Partners acknowledge and agree that from and after the Closing, the Surviving Partnership will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Fund.

   9.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Fund, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Article XII below).

   9.3 Transition. The General Partners will not take any action that is designed or intended to have the effect of discouraging any tenant, lessor, licensor, customer, supplier, or other business associate of the Fund from maintaining the same business relationships with the Surviving Partnership after the Closing as it maintained with the Fund prior to the Closing.

   9.4 Confidentiality.

   (a) The General Partners and the Fund will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to APF or the OP General Partner, as applicable, or destroy, at the request and option of APF or the OP General Partner, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the General Partners or the Fund is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such General Partner or the Fund, as applicable, will notify APF or the OP General Partner, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such General Partner or the Fund is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such General Partner or the Fund, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that such General Partner or the Fund, as applicable, shall use its best efforts to obtain, at the request of APF or the OP General Partner, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as APF or the OP General Partner, as applicable, shall designate.

   (b) APF, the OP General Partner and the Operating Partnership will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and, if the Closing does not occur, deliver promptly to the Fund General Partners, as applicable, or destroy, at the request and option of the Fund or the General Partners, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. Prior to the Closing and if the Closing does not occur, in the event that any of APF, the OP General Partner or the Operating Partnership is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, APF, the OP General Partner or the Operating Partnership, as applicable, will notify the Fund or the General Partners, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this
Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, APF, the OP General Partner or the Operating Partnership is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then APF, the OP General Partner or the Operating Partnership, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that APF, the OP General Partner or the Operating Partnership, as applicable, shall use its best efforts to obtain, at the request of the Fund or the General Partners, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Fund or the General Partners, as applicable, shall designate.

   9.5 Covenant Not to Compete. Unless employed by the Surviving Partnership or APF after the Closing, for a period of three years from and after the Closing Date, none of the General Partners will engage directly or indirectly in any business serving the restaurant industry that the Surviving Partnership or APF conducts as of the Closing Date, except existing restaurant businesses and properties currently owned or advised by affiliates of CNL Group, Inc., including CNL Advisory Services, Inc. In addition, and not in lieu of the foregoing, for a period of three years from and after the Closing Date, James
M. Seneff, Jr. hereby covenants and agrees not to engage or participate, directly or indirectly, as principal, agent, executive, employee, employer, consultant, stockholder, partner or in any other individual capacity whatsoever, in the conduct or management of, or own any stock or any other equity investment in or debt of, any business that relates to the ownership, acquisition or development of "restaurant operations"; provided, however, for the purposes of this Agreement, "restaurant operations" shall not include the ownership, acquisition or development of hotel and health care properties that contain restaurant operations and those entities set forth on Schedule 9.5, and provided further, the noncompetition covenant shall not operate to preclude Mr. Seneff's ownership of APF Common Shares and of up to 5% of the equity securities of companies whose common stock is publicly traded that are engaged in owning, operating, franchising or making are engaged in owning, operating, franchising or making loans to restaurants and restaurant companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

   9.6 Tax Matters.

   (a) If there is an adjustment to any item reported on a pre-closing Tax Return that results in an increase in the Taxes payable by the Fund or any of the General Partners, and such adjustment results in a corresponding adjustment to items reported on a post-closing Tax Return with the result that the Taxes payable either by APF, any of its Subsidiaries, or by any consolidated group of companies of which APF or any Subsidiary are then members are reduced, or a refund of Taxes is increased, then any APF Indemnity Claim that the General Partners or Fund owes APF or the Operating Partnership pursuant to Article XII below shall be reduced by the amount by which such Taxes are reduced or such refunds are increased.

   (b) Any refund or credit of Taxes (including any statutory interest thereon) received by APF or any of its Subsidiaries attributable to periods ending on or prior to or including the Closing Date that were paid by the Fund pursuant to this Agreement shall reduce any APF Indemnity Claim that the General Partners or the Fund owes APF pursuant to Article XII below by an amount equal to the amount of such refund or credit.

   (c) In the event that APF or any of its Subsidiaries receives notice, whether orally or in writing, of any pending or threatened federal, state, local or foreign tax examinations, claims settlements, proposed adjustments or related matters with respect to Taxes that could affect the Fund or the General Partners, or if the Fund or any of the General Partners receives notice of such matters that could affect APF or any of its Subsidiaries, the party receiving such notice shall notify in writing the potentially affected party within ten
(10) days thereof. The failure of either party to give the notice required by this Section shall not impair such party's rights under this Agreement except to the extent that the other party demonstrates that it has been damaged thereby.

   (d) The General Partners shall have the responsibility for, and shall be entitled, at their expense, to contest, control, compromise, reasonably settle or appeal all proceedings with respect to pre-closing Taxes.

                                   ARTICLE X

                       Conditions to Obligation to Close

   10.1 Conditions to Each Party's Obligation. The respective obligations of APF, the OP General Partner, the Operating Partnership, the Fund and the General Partners to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived upon the written consent of APF and the General Partners:

   (a) Governmental Approvals and Consents. The Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Sections 5.1, 6.4, and 7.3 above.

   (b) No Injunction or Proceedings. There shall not be any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, in the reasonable judgment of APF or the General Partners, (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

   (c) No Suspension of Trading, Etc. At the Effective Time, there shall be no declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war or other international, armed hostility or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of APF, would have a Material Adverse Effect on the Fund or, in the sole judgment of any of the General Partners, would have a Material Adverse Effect on APF.

   (d) Shareholder/Partner Approvals. The stockholders of APF shall have approved APF's Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A, and the Partners of the Fund shall have approved the Merger Proposal, amendments to the partnership agreement, if any.

   (e) Registration of Share Consideration. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

   10.2 Conditions to Obligation of APF, the OP General Partner and the Operating Partnership. The obligations of APF, the OP General Partner and the Operating Partnership to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) the General Partners and the Fund shall have delivered to APF and the OP General Partner a certificate to the effect that:

     (i) the representations and warranties set forth in Article V and
  Article VII above are true and correct in all material respects at and as of the Closing Date;

     (ii) the General Partners and the Fund have performed and complied with all of their covenants hereunder in all material respects at and as of the Closing Date;

     (iii) the General Partners and the Fund have procured all of the material third-party consents specified in, respectively, Section 5.2 and
  Section 7.4 above and the related sections of the Disclosure Schedule; and

     (iv) no action, suit, or proceeding is pending or, to their Knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
  (C) affect adversely the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

Notwithstanding the foregoing, APF's obligation to close as a result of a breach of the representations and warranties contained in Section 7.24 shall be governed solely by Section 10.2(e) below.

   (b) since December 31, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of the Fund, such determination to be made in the reasonable discretion of APF;

   (c) APF and the Operating Partnership shall have received an opinion dated as of the Closing Date from Baker and Hostetler LLP, counsel to the General Partners and the Fund, taken as a whole, in form and substance reasonably satisfactory to APF and the Operating Partnership;

   (d) APF shall have received the Disclosure Schedule and approved it in accordance with Section 8.14;

   (e) There shall not exist an unlawful environmental condition on one or more properties owned by the Fund, which in the opinion of a mutually acceptable environmental engineer or consultant, would require APF to expend in excess of $2,082,901 in order to remediate such unlawful environmental condition and cause the subject property or properties to comply with applicable environmental laws, ordinances, regulations or orders; and

   (f) If each of the CNL Income Funds approves its respective Proposed Acquisition, Merrill Lynch & Co. shall not have withdrawn its Fairness Opinion issued in connection with the Merger. If a Proposed Acquisition is not approved by the applicable CNL Income Fund, then the Special Committee of the Board of Directors of APF shall have received a fairness opinion addressed to APF and its stockholders from Merrill Lynch & Co. as to the fairness of the Proposed Acquisitions that were approved by the respective CNL Income Fund, including the consideration to be paid in connection therewith, to APF and its stockholders from a financial point of view.

   APF, the OP General Partner and the Operating Partnership may waive any condition specified in this Section 10.2 if they execute a writing so stating at or prior to the Closing.

   10.3 Conditions to Obligation of the General Partners and the Fund. The obligations of the General Partners and the Fund to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) APF, the OP General Partner and the Operating Partnership shall have delivered to the General Partners and the Fund a certificate to the effect that:

     (i) the representations and warranties set forth in Article VI above are true and correct in all material respects at and as of the Closing Date;

     (ii) APF, the OP General Partner and the Operating Partnership have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

     (iii) no action, suit, or proceeding is pending or, to their knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

   (b) APF shall have delivered to the Fund for distribution to the Partners the Share Consideration pursuant to Section 4.2 and, as applicable, the cash and Notes pursuant to Section 4.4;

   (c) since September 30, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of APF;

   (d) APF shall have acquired the CNL Restaurant Services Group;

   (e) the General Partners shall have received Schedule 1 and approved it in accordance with Section 8.14;

   (f) the APF Common Shares shall have been approved for listing on the NYSE subject to official notice of issuance;

   (g) the General Partners shall have received an opinion dated as of the Closing Date from Shaw Pittman Potts & Trowbridge, counsel to APF and the Operating Partnership, in form and substance reasonably satisfactory to the General Partners; and

   (h) Legg Mason Wood Walker Incorporated shall not have withdrawn the Fund Fairness Opinion.

   The General Partners and the Fund may waive any condition specified in this
Section 10.3 if they execute a writing so stating at or prior to the Closing.

                                  ARTICLE XI

                                  Termination

   11.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the General Partners, the limited partners of the Fund, the OP General Partner or the stockholders of APF, respectively, either by the mutual written consent of APF, the OP General Partner and the General Partners or by mutual action of the General Partners and the Boards of Directors of each of the corporate General Partner and the OP General Partner and the Special Committee.

   11.2 Termination by Individual Parties. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee and the Board of Directors of the OP General Partner in the event of a failure of a condition to the obligations of APF and the Operating Partnership set forth in
Section 10.2 of this Agreement; (b) by the General Partners in the event of a failure of a condition to the obligations of General Partners or the Fund set forth in Section 10.3 of this Agreement; (c) any Party if the Merger shall not have occurred by December 31, 1999 or (d) if a United States federal or state court of competent jurisdiction or United States federal or state governmental agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, in the case of a termination pursuant to clause (a) or (b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

   11.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article XI, no Party hereto (or any of its directors or officers) shall have any liability or further obligation to any other Party to this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement or the obligations set forth in Sections 9.4 and 13.11.

                                  ARTICLE XII

                                Indemnification

   12.1 Indemnity Obligations of the General Partners and the Fund. Subject to Sections 12.5 and 12.6 hereof, each of the General Partners severally, in accordance with its percentage interest in the Share Consideration and limited in amount to the value of the APF Common Shares received by it, based upon the average per share closing price of the APF Common Shares for the first twenty trading days after the APF Common Shares are listed on NYSE (the "20 Day Average Price"), agree to indemnify and hold APF, the OP General Partner and the Surviving Partnership harmless from, and to reimburse APF, the OP General Partner and the Surviving Partnership for, any APF Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "APF Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, cost, or expense of any nature whatsoever resulting from (i) any breach of any representation and warranty of any of the General Partners or the Fund which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements, or undertakings of any of the General Partners or the Fund which are contained in or made pursuant to this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 12.1.

   12.2 Indemnity Obligations of APF, the OP General Partner and the Operating Partnership. Subject to Sections 12.5 and 12.6 hereof, APF, the OP General Partner and the Operating Partnership (including in its capacity as the Surviving Partnership) hereby jointly and severally agree to indemnify and hold each of the General Partners and the Fund harmless from, and to reimburse each of the General Partners and the Fund for, any Fund Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "Fund Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, cost, or expense of any nature whatsoever incurred by any of the General Partners or the Fund resulting from
(i) any breach of any representation and warranty of APF, the OP General Partner or the Operating Partnership which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements, or undertakings of APF, the OP General Partner and the Operating Partnership which are contained in or made pursuant to the terms and conditions of this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this
Section 12.2.

   12.3 Appointment of Representative. James M. Seneff, Jr. is hereby appointed as the exclusive agent of the General Partners and the Fund to act on their behalf with respect to any and all Fund Indemnity Claims and any and all APF Indemnity Claims arising under this Agreement or such other representative as may be hereafter appointed by the General Partners. Such agent is herein referred to as the "Representative." The Representative shall take, and the General Partners agree that the Representative shall take, any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the General Partners and the Fund, as fully as if such parties were acting on their own behalf, including, without limitation, asserting Fund Indemnity Claims against APF, the OP General Partner and the Operating Partnership, defending all APF Indemnity Claims, consenting to, compromising, or settling all Fund Indemnity Claims and APF Indemnity Claims, conducting negotiations with APF, the OP General Partner and the Operating Partnership and their representatives regarding such claims, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants, or other representatives in connection with the foregoing matters. APF, the OP General Partner and the Operating Partnership shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the General Partners and the Fund. The Representative, acting pursuant to this Section 12.3, shall not be liable to any of the General Partners or the Fund for any act or omission, except in connection with any act or omission that was the result of the Representative's bad faith or gross negligence.

   12.4 Notification of Claims. Subject to the provisions of Section 12.5, in the event of the occurrence of an event which any Party asserts constitutes an APF Indemnity Claim or a Fund Indemnity Claim, as applicable, such Party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim and which is in the possession of the indemnified party. If such event involves the claim of any third party (a "Third-Party Claim"), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment, or compromise of any such Third-Party Claim, and to employ counsel to assist such indemnifying party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third-Party Claim, to join in the defense, settlement, adjustment, or compromise of the same. An indemnified party's failure to give timely notice or to furnish the indemnifying party with any relevant data and documents in connection with any Third-Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such Party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party. Any indemnifying party may elect, at such Party's sole expense, to assume control of the defense, settlement, adjustment, or compromise of any Third-Party Claim, with counsel reasonably acceptable to the indemnified parties, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all indemnified parties before entering into any settlement, adjustment, or compromise of such claims, or ceasing to defend against such claims, unless such settlement is a cash settlement and contains an unconditional release of the indemnified party from all existing and future claims with respect to the matter being contested. In connection with any Third-Party Claim, the indemnified party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third-Party Claim.

   12.5 Survival. All representations and warranties, and, except as otherwise provided in this Agreement, all covenants and agreements of the parties contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive until eighteen months from the Closing Date; provided, however, the representations and warranties contained in Sections 6.2, 6.3 and 7.11 shall survive until the expiration of the applicable statute of limitations with respect to the matters covered thereby. No claim shall be made after the applicable survival period.

   12.6 Limitations. Notwithstanding the foregoing, any claim by an indemnified party against any indemnifying party under this Agreement shall be payable by the indemnifying party only in the event, and to the extent, that the accumulated amount of the claims in respect of such indemnifying party's obligations to indemnify under this Agreement shall and the other claims described in Article XIII exceed in the aggregate the dollar amount specified in Article XIII. As to APF Indemnity Claims, the liability of each General Partner shall be limited as provided in Article XIII.

   12.7 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, no Party hereto is making any representation, warranty, covenant, or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, or agreement contained herein or in any certificate or other document delivered pursuant hereto relating to the Merger shall give rise to any right on the part of any Party hereto, after the consummation of the Merger, to rescind this Agreement or the transactions contemplated by this Agreement. Following the consummation of the Merger, the rights of the Parties under the provisions of this Article XII shall be the sole and exclusive remedy available to the Parties with respect to claims, assertions, events, or proceedings arising out of or relating to the Merger.

                                  ARTICLE XIII

                            Limitation of Liability

   13.1 Threshold. Notwithstanding anything to the contrary stated in this Agreement, in no event (i) shall the General Partners or any of them have any liability to APF and/or the OP General Partner and the Surviving Partnership on account of any APF Indemnity Claim or for any claim for breach of warranty or for misrepresentation, or any other claim whatsoever arising under this Agreement or in connection with the transaction contemplated herein (individually a "Claim" and collectively, "Claims") or for any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever directly resulting from Claims (collectively, "Losses") unless, until and only to the extent that the accumulated amount of all Losses exceeds the amount of $208,290 in the aggregate (the "Threshold") nor (ii) shall the individual or aggregate liability of the General Partners on account of Claims and Losses exceed the value of APF Common Shares actually issued to the General Partners in the Merger valued at the 20 Day Average Price. To the extent that any Claim is asserted against more than one General Partner, each General Partner shall be liable only for such General Partner's proportionate share of the Claim based on the percentage that the APF Common Shares received by such General Partner in the Merger is of the total APF Commons Shares comprising the Share Consideration. Any Claim against a General Partner, including an APF Indemnity Claim, may be satisfied by such General Partner, in its sole discretion, by surrendering to the claimant(s) APF Common Shares at a value equal to the closing price per share of such shares on the NYSE on the last trading day preceding the date such APF Common Shares are surrendered.

   13.2 Special Indemnification. APF agrees to indemnify, defend and hold harmless the General Partners against any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever, including reasonable attorneys' fees, arising after the Effective Time that would have arisen in their capacity as General Partners of the Fund had the Merger not been consummated and that are the result of APF's alleged actions or inactions. The Threshold described in Section 13.1 above shall not apply to APF obligations to indemnify the General Partners pursuant to this
Section 13.2.

                                  ARTICLE XIV

                                 Miscellaneous

   14.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of APF and the General Partners; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

   14.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

   14.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

   14.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of APF and the General Partners.

   14.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   14.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   14.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given, as of the date two business days after mailing, if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to the Fund or the General Partners:

     c/o James M. Seneff, Jr.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 423-2894

  With copy to:

     Baker & Hostetler LLP
     Sun Trust Center, Suite 2300
     200 South Orange Avenue
     Orlando, Florida 32801
     Attn: Kenneth C. Wright, Esq.
     Telecopy: (407) 841-0168

  If to APF or the Operating Partnership:

     Curtis B. McWilliams
     Executive Vice President
     CNL American Properties, Inc.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 650-1000

  With copy to:

     Shaw Pittman Potts & Trowbridge
     2300 N Street, N.W.
     Washington, D.C. 20037
     Attn: John M. McDonald, Esq.
     Telecopy: (202) 663-8007

   Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

   14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   14.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by APF, the OP General Partner and the General Partners. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   14.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   14.11 Expenses. If the Closing occurs, APF will bear all costs and expenses of the Parties incurred in connection with this Agreement and the transactions contemplated hereby to the extent not already paid by the Fund or the General Partners. If the Closing does not occur, APF, the OP General Partner and the Operating Partnership will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and the General Partners and the Fund will divide their costs and expenses (including legal fees and expenses) as follows:
(i) the Fund shall bear that percentage of the costs and expenses equal to the percentage obtained by dividing the number of Fund votes in favor of the Merger by the sum of the total number of votes cast and the total number of abstentions and (ii) the General Partners shall bear the remainder of the costs and expenses.

   14.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

   14.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

   14.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 13.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

   14.15 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in and for Orange County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL INCOME FUND III, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne
                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.
                                          James M. Seneff, Jr., as General
                                           Partner

                       CNL AMERICAN PROPERTIES FUND, INC.
                         SUPPLEMENT DATED       , 1999
                                       TO
                   PROSPECTUS/CONSENT SOLICITATION STATEMENT
                             DATED           , 1999
                          FOR CNL INCOME FUND IV, LTD.

   This Supplement is being furnished to you, as a Limited Partner of CNL Income Fund IV, Ltd., which we refer to as the Income Fund, for the purpose of enabling you to evaluate the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., a Maryland corporation, which is a real estate investment trust. This Supplement is designed to summarize only the risks, effects, fairness and other considerations of the proposed acquisition that are unique to you and the other Limited Partners of your Income Fund. This Supplement does not purport to provide an overall summary of the proposed acquisition and should be read in conjunction with the accompanying Prospectus/Consent Solicitation Statement, which includes detailed discussions regarding APF and the other Income Funds being acquired by APF. Accordingly, the discussions in this Supplement are qualified by the more expanded treatment of these matters appearing in the Prospectus/ Consent Solicitation Statement. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" when used herein refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of your Income Fund. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., a wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership.

                                    OVERVIEW

   Pursuant to the Prospectus/Consent Solicitation Statement and this Supplement, you are being asked to approve the Acquisition of your Income Fund by APF. Your Income Fund is one of 18 limited partnerships (which we refer to collectively as the Funds) that APF is seeking to acquire. Supplements have also been prepared for each of the other Funds, copies of which may be obtained without charge to each Limited Partner or his representative upon written request to D.F. King & Co., 77 Water Street, New York, New York 10005.

What is APF?

   APF is a full-service real estate investment trust (or a REIT), formed in 1994, whose primary business, like that of the Funds, is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. As a full-service REIT, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains, from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time of the consummation of the Acquisition and will be one of the largest triple-net lease REITs in the United States.

How many shares of common stock (or APF Shares) will I receive if my Income Fund is acquired by APF?

   Your Income Fund will receive 2,668,016 APF Shares. You will receive your pro rata portion of such shares in accordance with the terms of your Income Fund's partnership agreement. APF has assigned a value, which we refer to as the Exchange Value, of $10.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing. It is possible that the APF Shares will trade at prices substantially below the Exchange Value. APF has, however, recently sold approximately 75 million APF Shares through three public offerings at offering prices per APF share equal to the Exchange Value. At December 31, 1998, of the approximately $750 million raised by APF, APF has used approximately
$550 million to acquire restaurant properties and to make mortgage loans and had approximately $120 million in uninvested proceeds which it expects to invest during the first quarter of 1999. The remaining proceeds were used to pay fees and other offering expenses.

What is the required vote necessary to approve the Acquisition?

   Pursuant to the terms of your Income Fund's partnership agreement, APF's acquisition of your Income Fund may not be consummated without the approval of greater than 50% of the outstanding limited partnership Units. Such an approval by your Income Fund's Limited Partners will be binding on you even if you vote against the Acquisition.

Did you receive a fairness opinion in connection with APF's acquisition of my Fund?

   Yes. Legg Mason Wood Walker, Incorporated rendered an opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds.

Do you, as the general partners of my Income Fund, recommend that I vote in favor of the proposed Acquisition?

   Yes. We unanimously recommend that you vote "For" the proposed Acquisition. We believe that the Acquisition is the best means to maximize the value of your investment in your Fund as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

How do I vote?

   Just indicate on the enclosed consent form how you want to vote, and sign and mail it in the enclosed postage-paid return envelope as soon as possible, so that at the Special Meeting of Limited Partners, your Units may be voted "For" or "Against" APF's acquisition of your Income Fund. If you sign and send in your consent form and do not indicate how you want to vote, your consent form will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?

   Yes, subject to certain limitations. If you vote "Against" the Acquisition, but your Income Fund is nevertheless acquired by APF, you may elect to receive a payment (which we call the Cash/Notes Option) that is 10% in cash and 90% in
 % Callable Notes due       , 2006 (or Notes) based on the liquidation value of
your Income Fund, as determined by Valuation Associates, the appraisal firm that we engaged in connection with the Acquisition. Such liquidation value will be lower than the aggregate Exchange Value of the APF Shares offered to your Income Fund in the Acquisition. The Notes will bear interest at a rate equal to
 %, which was determined based on 120% of the applicable federal rate as of
      , 1999. Please note that you may only receive the Cash/Notes Option if you have voted "Against" the Acquisition and you elect to receive the Cash/Notes Option on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you voted "For" the Acquisition, or you voted "Against" the Acquisition and did not affirmatively select the Cash/Notes Option. The Notes will not be listed on any exchange or automated quotation system, and a market for the Notes will not likely develop.

What are the tax consequences of the Acquisition to me?

   The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners in your Income Fund are tax-deferred or tax-exempt entities (for example, pension plans, 401(k) plans or IRAs), if you are a person subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will be based on the difference between the value of the APF Shares or the tax basis of your Units. If you elect the Cash/Notes Option, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares and cash received by your Income Fund over the tax basis of your Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain real property gain.

We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

   We have estimated, based on the Exchange Value, that the taxable gain per average original $10,000 investment in your Income Fund will be $919. To review the tax consequences to the Limited Partners of the

Funds in greater detail, see pages   through   of the Prospectus/Consent
Solicitation Statement and "Federal Income Tax Considerations" in this
Supplement.

                                  RISK FACTORS

   As a result of APF's Acquisition of your Income Fund, you will assume the risks associated with the assets of APF and the other Funds acquired by APF. Although the majority of APF's assets and the assets of the other Funds acquired by APF are substantially similar to those of your Income Fund, the restaurant properties owned by APF and the other Funds acquired by APF may be differently constructed, located in a different geographic area or of a different restaurant chain than the restaurant properties owned by your Income Fund. Because the market for real estate may vary from one region of the country to another, the change in geographic diversity may expose you to different and greater risks than those to which you are presently exposed. For geographic information regarding APF's and the Funds' restaurant properties, see "APF's Business and The Restaurant Properties--Business Objectives and Strategies" and "--The Restaurant Properties--General" and "Business of the Funds--Description of Restaurant Properties" in the Prospectus/Consent Solicitation Statement.

   The following is a description of the most significant potential disadvantages, adverse consequences and risks of the Acquisition that are applicable to your Income Fund. This description is qualified in its entirety by the more detailed discussion in the section entitled "Risk Factors" contained in the Prospectus/Consent Solicitation Statement.

 Investment Risks

  . Uncertainty Regarding the Exchange Value and Trading Price of APF Shares
    Following Listing. Your Income Fund will be receiving 2,668,016 APF Shares if your Income Fund approves the Acquisition. There has been no prior market for the APF Shares, and it is possible that the APF Shares will trade at prices substantially below the Exchange Value or the historical book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Funds who become APF stockholders as a result of the Acquisition, will have transformed their investment in non-tradable Units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares is relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at amounts substantially less than the Exchange Value as a result of increased selling activity following the issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

  . Decrease in Distributions. In each of the years ended December 31, 1995,
    1996 and 1997, your Income Fund made $920 in distributions per $10,000 investment to you. Based on APF's pro forma financial information, and assuming APF acquires only your Income Fund and that each Limited Partner of your Income receives only APF Shares, you would have received, for the year ended December 31, 1997, $504 in distributions per $10,000 of original investment, which is 45.2% less than the $920 distributed to you as Limited Partner during the same period. The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the year ended December 31, 1997 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition. See "Cash Distributions to Limited Partners of Your Fund."

  . Conflicts of Interest in the Acquisition; Substantial Benefits to Related
    Parties. There are certain conflicts of interest inherent in the structure of the Acquisition of your Income Fund. We, James M. Seneff, Jr. and Robert A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty

   Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne are the three general partners of the Funds. As Board members of APF, Messrs. Seneff and Bourne, have an interest in the completion of the Acquisition that may or may not be aligned with your interests as a Limited Partner of the Income Fund or with their own positions as the general partners of your Income Fund. While we will not receive any APF Shares as a result of APF's Acquisition of your Income fund, we, as the general partners of your Income Fund, may be required to pay all or a substantial portion of the Acquisition costs allocated to your Income Fund to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition. For additional information regarding the Acquisition costs allocated to your Income Fund, see "Comparison of Alternative Effect on Financial Condition and Results of Operations" contained in this Supplement.

  . Fundamental Change in Nature of Investment. The Acquisition of your
    Income Fund involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in your Income Fund, which has a fixed portfolio of restaurant properties in which you participate in the profits from the operation of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple-net basis, on the date that the Acquisition is consummated (assuming only your Income Fund was acquired as of September 30, 1998), 394 restaurant properties. The risks inherent in investing in an operating company such as APF include APF's ability to invest in new restaurant properties that are not as profitable as APF anticipated, the incurrence of substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and making mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay.

   As an APF stockholder, you will receive the benefits of your investment through (i) dividend distributions on, and (ii) increases in the value of, your APF Shares. In addition, your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale or refinancing of your Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares (or from the combination of cash paid to and payments on any Notes if you elect the Cash/Notes Option). An investment in APF may not outperform your investment in the Income Fund.

  . Original Investment Timeframe. Your Income Fund's partnership agreement provides that unless earlier terminated pursuant to its terms, your Income Fund will be terminated, dissolved, and its assets liquidated on December 31, 2017. At the time of your Income Fund's formation, we contemplated that its investment program would terminate (and its investments would be liquidated) some time between 1995 and 2003. Because your Income Fund is in the anticipated termination timeframe, we could elect to liquidate your Income Fund. However, we have no current plans to dispose of your Income Fund's restaurant properties if the Limited Partners do not approve the Acquisition.

Real Estate/Business Risks

  . Risk of Default on Mortgage Loans and Market Risks associated with
    Securitizations. APF will be subject to certain risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default.

   In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize (thereby remaining exposed to the related credit and repayment risks on such mortgage loans,) and seek a different source for funding its operations than securitizations.

   APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would typically retain a residual-interest security and may retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default, and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

   APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

  . Risks Associated with Leverage. APF has funded and intends to continue to Fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. At the time of the consummation of the Acquisition, as a general policy, APF's Board of Directors will borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's funds from operations and its ability to make distributions to its stockholders.

  . Acquisition and Development Risks. APF plans to pursue its growth strategy through the acquisition and development of additional restaurant properties. To the extent that APF does pursue this growth strategy, we do not know that it will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

 Tax Risks

  . Failure of APF to Qualify as a REIT for Tax Purposes. If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to the federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT sta-tus, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

  . Risks Associated with Distribution Requirements. Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to maintain its status as a REIT.

  . Changes in Tax Law. APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans. For a more detailed discussion of the risks associated with the Acquisition, see "Risk Factors" in the Prospectus/Consent Solicitation Statement.

                       CONSIDERATION PAID TO INCOME FUND

   The following table sets forth, for your Income Fund (i) the aggregate amount of original Limited Partner investments in each Fund less any distributions of net sales proceeds paid to the Limited Partners of that Fund,
(ii) the original amount of Limited Partner investments in each Fund less any distributions of net sales proceeds per average $10,000 investment, (iii) the number of APF Shares to be paid to your Income Fund, (iv) the estimated value of the APF Shares paid to your Income Fund, (v) the estimated Acquisition expenses allocated to your Income Fund, (vi) the estimated value, based on the Exchange Value, of APF Shares paid to your Income Fund after deducting Acquisition expenses, and (vii) the estimated value, based on the Exchange Value, of APF Shares you will receive for each $10,000 of your original investment:

                 Original
                  Limited
                  Partner
  Original      Investments
   Limited       Less any
   Partner     Distributions                                                       Estimated Value
 Investments   of Net Sales  Number of   Estimated                                  of APF Shares
  Less any     Proceeds per     APF     Value of APF              Estimated Value    per Average
Distributions     $10,000      Shares      Shares     Estimated    of APF Shares   $10,000 Original
of Net Sales     Original    Offered to  Payable to  Acquisition after Acquisition Limited Partner
 Proceeds(1)   Investment(1)  Fund(2)     Fund(3)     Expenses      Expenses(3)     Investment(3)
-------------  ------------- ---------- ------------ ----------- ----------------- ----------------
 $28,766,256      $9,589     2,668,016  $26,680,160   $338,472      $26,341,688         $8,781

--------
(1) The original Limited Partner investment in the Income Fund was $30,000,000. These columns reflect, as of September 30, 1998, an adjustment to the Limited Partners' original investments based on distributions of net sales proceeds received from sales of properties made pursuant to the partnership agreements.
(2) The APF Shares payable to each Fund as set forth in this chart will not change if APF acquires fewer than all of the Funds in the Acquisition. This number assumes that none of the Limited Partners of the Fund has elected the Cash/Notes Option.
(3) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

   Upon completion of the Acquisition of your Income Fund, the operations and existence of your Income Fund will cease. For more detailed information, see "The Acquisition" in the Prospectus/Consent Solicitation Statement. If your Income Fund does not approve the Acquisition, we do not contemplate that your Income Fund would be liquidated in the near future. The Acquisition, however, does not result in an all-cash payment to you in the liquidation of your investment. For example, if you are eligible for and choose the Cash/Notes Option, you become a Noteholder of APF. You will have exchanged your Units for unsecured debt obligations of APF which may not be retired in full until
 , 2006, a date approximately seven years after the date the Acquisition of your Income Fund occurs. On the other hand, if you exchange your Units for APF Shares, you will receive an equity interest in APF whose marketability will depend upon the market that may develop with respect to the APF Shares, which will be listed on the NYSE.

                          EXPENSES OF THE ACQUISITION

   If your Income Fund approves the Acquisition, the portion of the Acquisition expenses attributable to your Income Fund will be paid by your Income Fund, as detailed below. The number of APF Shares paid to your Income Fund would reflect a reduction for your Income Fund's expenses of the Acquisition.

   If the Acquisition of your Income Fund is not approved, we will bear a percentage of all Acquisition expenses equal to the total number of abstentions and "Against" votes cast by the Limited Partners of your Income Fund, divided by the total number of abstentions and votes cast by you and the other Limited Partners of your Income Fund. In such event, your Income Fund will bear the remaining Acquisition expenses.

   The following table sets forth the estimated Acquisition expenses of acquiring your Income Fund:

                         Pre-closing Transaction Costs

      Legal Fees...................................................... $ 12,704
      Appraisals and Valuation........................................    5,081
      Fairness Opinions...............................................   22,866
      Registration, Listing and Filing Fees...........................      --
      Soliciting Dealer Fee...........................................   58,310
      Financial Consulting Fees.......................................      --
      Environmental Fees..............................................   31,758
      Accounting and Other Fees.......................................   35,704
                                                                       --------
        Subtotal......................................................  166,423
                           Closing Transaction Costs
      Transfer Fees and Taxes.........................................   80,707
      Legal Fees......................................................   48,755
      Recording Costs.................................................      --
      Other...........................................................   42,587
                                                                       --------
        Subtotal......................................................  172,049
                                                                       --------
      Total........................................................... $338,472
                                                                       ========

                                 REQUIRED VOTE

Limited Partner Approval Required by the Partnership Agreement

   Article 12 of your Income Fund's partnership agreement provides that the vote of Limited Partners representing greater than 50% of the outstanding Units is required to approve a "Liquidating Sale," which is defined by the partnership agreement to include a transaction or series of transactions resulting in the transfer of 80% or more in value of Income Fund's restaurant properties. Because the Acquisition of your Income Fund is a Liquidating Sale within the meaning of the partnership agreement, it may not be consummated without the approval of Limited Partners representing greater than 50% of the outstanding Units.

Consequence of Failure to Approve the Acquisition

   If the Limited Partners of your Income Fund representing greater than 50% of the outstanding Units do not vote "For" the Acquisition, the Acquisition may not be consummated under the terms of the partnership agreement. In such event, we plan to continue to operate your Income Fund as a going concern and to eventually dispose of your Income Fund's restaurant properties approximately 7 to 15 years after they were acquired (or as soon thereafter as, in our opinion, market conditions permit), as contemplated by the terms of the partnership agreement.

Special Meeting to Discuss the Acquisition

   We have scheduled a special meeting of the Limited Partners of your Income Fund to discuss the solicitation materials, which include the Prospectus/Consent Solicitation Statement, this Supplement and the other materials distributed to you, and the terms of APF's Acquisition of your Income Fund, prior to voting on the Acquisition. The special meeting will be held at
10:00 a.m., Eastern time, on       , 1999, at                     . We and
members of APF's management intend to solicit actively your support for the Acquisition and would like to use the special meeting to answer questions about the Acquisition and the solicitation materials (as defined below) and to explain in person our reasons for recommending that you vote "For" the Acquisition.

                                VOTING PROCEDURE

   The Prospectus/Consent Solicitation Statement, this Supplement, the accompanying transmittal letter, the power of attorney and the consent form constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" the Acquisition of your Income Fund by APF.

   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding Units of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, in the manner described in the Prospectus/Consent Solicitation Statement. A copy of the Agreement and Plan of Merger dated March 11, 1999, by and between APF and your Income Fund is attached hereto as Appendix B. We encourage you to read it.

   If you are not planning on attending the special meeting of the Limited Partners of your Income Fund and voting in person, you should complete and return the consent form before the expiration of the solicitation period. The solicitation period is the time period during which you may vote "For" or "Against" the Acquisition of your Income Fund. The solicitation period will commence upon delivery of the solicitation materials to you (on or about
 , 1999 and will continue until the later of (a)        , 1999 (a date not less
than 60 calendar days from the initial delivery of the solicitation materials), or (b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond December 31, 1999. Any consent form received by Corporate Election Services prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your Units will be counted as voting "Against" the Acquisition of your Income Fund and you will receive APF Shares if your Income Fund is acquired.

   The consent form consists of two parts. Part A seeks your consent to APF's Acquisition of your Income Fund and certain related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve are described above under "Required Vote--Required Amendment to the Partnership Agreement." If you have interests in more than one Income Fund, you will receive multiple consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter (including the Acquisition), you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without requiring your signatures on multiple documents.

                 COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                  TO THE GENERAL PARTNERS AND THEIR AFFILIATES

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by your Income Fund to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure, which will be in effect after the Acquisition, had been in effect during the years presented below.

   Under your Income Fund's partnership agreement, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. The partnership agreement also provide that we are to be reimbursed for our expenses for services performed for your Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. If your Income Fund is acquired, it will share in the overall cost of managing the consolidated portfolio of properties owned by APF. As stockholders of APF, you and the other former Limited Partners of your Income Fund will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1998, the aggregate amounts accrued or paid by your Income Fund to us are shown below under "Historical" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the years presented, are shown below under "Pro Forma":

                                                                       Nine
                                                   Year Ended         Months
                                                  December 31,         Ended
                                              -------------------- September 30,
                                               1995   1996   1997      1998
                                              ------ ------ ------ -------------
Historical:
  General Partner Distributions..............  --     --     --           --
  Broker/Dealer Commissions(1)...............  --     --     --           --
  Due Diligence and Marketing Support Fees...  --     --     --           --
  Acquisition Fees...........................  --     --     --           --
  Asset Management Fees......................  --     --     --           --
  Real Estate Disposition Fees(2)............  --     --     --       $45,663
                                               ---    ---    ---      -------
    Total historical.........................  --     --     --       $45,663
                                               ===    ===    ===      =======
Pro Forma:
  Cash Distributions on APF Shares...........  --     --     --           --
  Salary Compensation........................  --     --     --           --
                                               ---    ---    ---      -------
    Total pro forma..........................  --     --     --           --
                                               ===    ===    ===      =======

--------
(1) A majority of the fees paid as broker-dealer commissions and due diligence and marketing support fees were reallowed to other broker-dealers participating in the offering of the Income Fund's Units.
(2) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners. To date, no such fees have been paid since the required minimum returns have not been made to the Limited Partners.

              CASH DISTRIBUTIONS TO LIMITED PARTNERS OF YOUR FUND

   The information below should be read in conjunction with the information contained herein under the caption "Financial Statements" and in the Prospectus/Consent Solicitation Statement under the caption "Summary--Our Reasons for the Acquisition--Prices for Fund Units."

   The following table sets forth the distributions paid to the Limited Partners of your Income Fund (per $10,000 original investment) for the periods indicated below:

                                                           Nine Months Ended
                                                             Sept. 30, 1998
                                                          --------------------
                                 1993 1994 1995 1996 1997 Historical Pro Forma
                                 ---- ---- ---- ---- ---- ---------- ---------
Distributions from Income....... $747 $763 $730 $775 $568   $  434     $383
Distributions from Sales of
 Properties ....................  --   --   --   --   --       411      --
Distributions from Return of
 Capital(1).....................  173  157  190  145  352      166       16
                                 ---- ---- ---- ---- ----   ------     ----
  Total......................... $920 $920 $920 $920 $920   $1,011     $399
                                 ==== ==== ==== ==== ====   ======     ====

--------
(1) Cash distributions presented above as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. Accumulated net income includes deductions for depreciation and amortization expense and income from certain non-cash items. This amount is not required to be presented as a return of capital except for purposes of this table, and the Income Fund has not treated this amount as a return of capital for any other purpose.

   The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the nine months ended September 30, 1998 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition.

   Assuming APF maintains its current level of debt for acquiring future restaurant properties, the expected distribution rate per APF Share will be 8.8% (assuming a $10.00 per APF Share price based on the Exchange Value, the annualized dividend per year is expected to be $0.88 per APF Share). Based on the number of APF Shares that you would receive in the Acquisition per your average $10,000 original investment and this distribution rate, you would receive an annual distribution of approximately $773.

                                    FAIRNESS

General

   We believe the Acquisition to be fair to, and in the best interests of your Income Fund. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

  . the terms of the Acquisition are fair to you and the other Limited
    Partners; and

  . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and certain alternatives to the Acquisition and a review of the financial condition and performance of APF and your Income Fund and the terms of critical agreements, such as your Income Fund's partnership agreement.

   We also believe that the Acquisition is procedurally fair for several reasons. First, the Acquisition is required to be approved by Limited Partners holding greater than 50% of the outstanding Units of your Income

Fund and is subject to certain conditions. Second, if your Income Fund is acquired all Limited Partners of your Income Fund who vote against the Acquisition will be given the option of receiving APF Shares or the Cash/Note Option.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others, our relief from certain ongoing liabilities with respect to the Income Fund if it is acquired by APF. For a further discussion of the conflicts of interest and potential benefits of the Acquisition to us, see "Conflicts of Interest" below.

Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners of your Income Fund and maximizes the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Fund. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the Cash/Notes Option, constitutes fair value. In addition, we compared the values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair and is the best way to maximize the return on your investment in light of the values of such consideration.

   2. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners of your Income Fund and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisal of your Income Fund's restaurant properties prepared by Valuation Associates and upon the fairness opinion provided by Legg Mason. A copy of the fairness opinion is attached hereto as Appendix A. We encourage you to read it. We attributed significant weight to the appraisal of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisal of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisal and of Legg Mason to provide the fairness opinion assisted us in the fulfillment of our fiduciary duties to your Income Fund and the Limited Partners, notwithstanding that each of Valuation Associates and Legg Mason received fees for its services and notwithstanding that Legg Mason has previously provided investment banking services to the Funds and to Commercial Net Lease Realty, Inc., a former affiliate of ours. See "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.

   On rendering its opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

  . the value or fairness of the cash and promissory notes option;

  . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Funds' portfolios or assets if liquidated in real estate markets;

  . the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited Partners; or

  . any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the Cash/Notes Option.

   3. Valuation of Alternatives. Based on the appraisal of the Income Fund's restaurant properties, we estimated the value of your Income Fund as an ongoing concern and if liquidated. On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of your Income Fund.

   4. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Fund to Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   5. Net Book Value of the Income Fund. We calculated the book value of your Income Fund under generally accepted accounting principles, or GAAP, as of September 30, 1998 per $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is not indicative of the true fair market value of your Income Fund. This figure was compared to the (i) value of the Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998, (ii) value of the Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and
(iii) estimated value of the APF Shares, based on the Exchange Value, paid to each Fund per average $10,000 invested.

                             Summary of Valuations
                       (per $10,000 original investment)

                                                                Estimated
                                                              Value of APF
                                                           Shares per Average
                                                  Going          $10,000
                           GAAP Book Liquidation Concern    Original Limited
                             Value    Value(1)   Value(1) Partner Investment(2)
                           --------- ----------- -------- ---------------------
CNL Income Fund IV, Ltd...  $6,810     $8,102     $8,753         $8,781

--------
(1) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.
(2) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

Benefits to General Partners

   As a result of the Acquisition (assuming only your Income Fund is acquired), we are expected to receive certain benefits, including that we will be relieved from certain ongoing liabilities with respect to Funds that are acquired by APF.

   James M. Seneff, Jr. and Robert A. Bourne (your individual general partners), will continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF and Mr. Bourne serving as Vice Chairman. Furthermore, they will be entitled to receive performance-based incentives, including stock options under, APF's

1999 Performance Incentive Plan or any other such plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Funds if the Acquisition does not occur.

                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of your Income Fund, we each have an independent obligation to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners of your Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants (including the Limited Partners in other Funds). James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to your Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to your Income Fund and also on APF's Board of Directors.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the Acquisition to you.

Certain Tax Differences between the Ownership of Units and APF Shares

   Because your Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your Income Fund, regardless of whether any cash is distributed to you. If your Income Fund is acquired by APF, and you have voted "For" the Acquisition, you will receive APF Shares. If you have voted "Against" the Acquisition but your Income Fund is acquired by APF, you may elect the Cash/Notes Option, in which case you will receive cash and Notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Currently, as the owner of Units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Income Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than your Income Fund's tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by your Income Fund. As a result, APF's tax depreciation from the acquired restaurant properties will differ from your Income Fund's tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a larger portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see "--Taxation of APF" and "--Taxation of Stockholders--Taxable Domestic Stockholders" in the Prospectus/Consent Solicitation Statement.

Tax Consequences of the Acquisition

   In connection with the Acquisition and for federal income tax purposes, the assets (and any liabilities) of your Income Fund (if your Income Fund is acquired by APF) will be transferred to APF in return for APF Shares and/or cash and Notes. Your Income Fund will then immediately liquidate and distribute such property to you. The IRS requires that you recognize a share of the income or loss, subject to the limits described below, recognized by your Income Fund, including gain recognized as a result of the transfer of restaurant properties pursuant to the Acquisition. The estimated taxable gain and loss based on the Exchange Value, for an average $10,000 original Limited Partner investment in your Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                       Estimated Gain/(Loss)
                                                   per Average $10,000 Original
                                                   Limited Partner Investment(1)
                                                   -----------------------------
CNL Income Fund IV, Ltd...........................             $919

--------
(1) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

   Under section 351(a) of the Code, no gain or loss is recognized if (i) property is transferred to a corporation by one more individuals or entities in exchange for the stock of that corporation, and (ii) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman, APF's tax counsel, that, following the Acquisition, the Limited Partners of the Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least 80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect the Cash/Notes Option, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between (1) the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership and (2) the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or another Limited Partner in your Income Fund elect the Cash/Notes Option, your Income Fund will receive APF Shares, cash and Notes in exchange for your Income Fund's assets. Because the
principal portion of the Notes will not be due until    , 2006, the acquisition
of your Income Fund's assets, in part, in exchange for Notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the Notes is collected in the year of the Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to value of the APF Shares and cash received by your Income Fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price (without reduction for any selling expenses) for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, that are assumed or taken subject to by the Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares, cash and Notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset" (i.e., real property and depreciable assets used in a trade or business and held for more than one year). Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section 1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report his, her or its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive cash and Notes rather than APF Shares. Even though a Limited Partner's election of the Cash/Notes Option may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of your Income Fund's gain as determined under the partnership agreement of your Income Fund. Therefore, Limited Partners who elect the Cash/Notes Option may recognize gain in the year of the Acquisition despite the fact that they will receive only a small amount of cash and no publicly-traded instruments with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the Notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the Notes by the Limited Partners electing the Cash/Notes Option. See "--Tax Consequences of Liquidation and Termination of Your Fund" below.

   Tax Consequences of the Liquidation and Termination of Your Fund. If your Fund is acquired by APF, your Fund will be deemed to have liquidated and distributed APF Shares and/or cash and Notes, as the case may be, to you. The taxable year of your Income Fund will end at this time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition (including gain or loss resulting from the Acquisition described above). If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or cash and Notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of your Income Fund, determine to be pro rata based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive (determined on the closing date of the Acquisition) and your adjusted tax basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distribution of the APF Shares)). Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive cash and Notes in the Acquisition, you will recognize gain to the extent that the amount of cash you receive in the Acquisition exceeds your adjusted basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distributions of the cash and Notes)). Your basis in the Notes distributed to you will equal your adjusted basis in your Units, reduced (but not below zero) by the amount of any cash distributed to you and your holding period for the Notes for purposes of determining capital gain or loss from the disposition of the Notes will include your holding period for your Units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold Units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not an organization described in section 501(c)(7) (social clubs), section 501(c)(9) (voluntary employees' beneficiary associations), section 501(c)(17) (supplemental unemployment benefit trusts) or section 501(c)(20) (qualified group legal services plans) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Income Funds that are acquired by APF will equal the fair market value of the APF Shares plus the cash and the issue price of the Notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property may differ from the Income Fund's basis therein, and the restaurant properties may be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds following the Acquisition.

   For a discussion of the taxation of APF, see "Federal Income Tax Considerations--Taxation of APF" in the Prospectus/Consent Solicitation Statement.

     SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
        APF, FUNDS, ADVISOR AND CNL RESTAURANT FINANCIAL SERVICES GROUP
                      Nine Months Ended September 30, 1998

                                            Historical                                            Pro Forma
                          -------------------------------------------------               --------------------------------
                                                                    CNL
                                           CNL                  Restaurant
                                         Income                  Financial
                                        Fund IV,                 Services     Combined     Pro Forma            Combined
                              APF         Ltd.        Advisor      Group     Historical   Adjustments          Pro Forma
                          -----------  -----------  ----------- -----------  -----------  ------------        ------------
Operating Data Revenues:
 Rental and earned
  income................  $22,947,199  $ 1,731,672  $       --  $       --   $24,678,871  $  9,635,208 (a)    $ 34,329,294
                                                                                                15,215 (b)
 Management fees........          --           --    21,405,127   5,122,366   26,527,493   (21,008,296)(c)       2,643,291
                                                                                            (2,875,906)(d)
 Interest and other
  income................    6,117,911       46,143          751  18,463,647   24,628,452     1,526,547 (e)      26,154,999
                          -----------  -----------  ----------- -----------  -----------  ------------        ------------
 Total revenue..........   29,065,110    1,777,815   21,405,878  23,586,013   75,834,816   (12,707,232)         63,127,584
Expenses:
 General and
  administrative........    1,539,004      207,435    6,701,115   6,704,482   15,152,036    (1,304,519)(f)      12,400,618
                                                                                            (1,415,100)(g)
                                                                                               (31,799)(h)
 Advisory fees..........    1,248,393          --           --    1,026,231    2,274,624    (2,274,624)(i)             --
 State taxes............      397,569       15,747       15,226     220,180      648,722        37,283 (j)         686,005
 Depreciation and
  amortization..........    2,693,020      326,835      131,539   1,000,493    4,151,887     3,133,903 (k)(l)    7,155,127
 Interest expense.......          --           --       105,668  14,234,533   14,340,201       (68,670)(m)      14,271,531
 Paid to affiliates.....          --           --       256,456   1,569,202    1,825,658    (1,825,658)(n)             --
                          -----------  -----------  ----------- -----------  -----------  ------------        ------------
 Total expenses.........    5,877,986      550,017    7,210,004  24,755,121   38,393,128    (3,749,184)        (34,643,944)
                          -----------  -----------  ----------- -----------  -----------  ------------        ------------
Net earnings (loss)
 before equity in
 earnings of joint
 ventures/minority
 interests, gain (loss)
 on sale of properties,
 gain on securitization,
 and provision for
 federal income taxes...   23,187,124    1,227,798   14,195,874  (1,169,108)  37,441,688    (8,958,048)         28,483,640
                          -----------  -----------  ----------- -----------  -----------  ------------        ------------
Equity in earnings of
 joint ventures/minority
 interests..............      (23,271)    (143,612)         --       12,452     (154,431)          --             (154,431)
Gain on sales of
 properties.............          --       226,024          --          --       226,024           --              226,024
Gain on securitization..          --           --           --    3,018,268    3,018,268           --            3,018,268
Provision for federal
 income taxes...........          --                  5,607,415     708,666    6,316,081    (6,316,081)(o)             --
                          -----------  -----------  ----------- -----------  -----------  ------------        ------------
Net earnings............  $23,163,853  $ 1,310,210  $ 8,588,459 $ 1,152,946  $34,215,468  $ (2,641,967)       $ 31,573,501
                          ===========  ===========  =========== ===========  ===========  ============        ============
Other Data:
Weighted average number
 of shares of common
 stock outstanding
 during period..........   47,633,909          N/A          N/A         N/A          N/A           --           72,358,425 (p)
Total properties owned
 at end of period.......          357           37          N/A         N/A          N/A           --                  394
Funds from operations...  $26,408,569  $ 1,439,084          N/A         N/A          N/A           --         $ 36,067,094
Total cash distributions
 declared*..............  $26,460,446  $ 1,800,004          N/A         N/A          N/A           --         $ 36,067,094
Cash distributions
 declared per $10,000
 investment.............  $       572  $     1,011          N/A         N/A          N/A           --         $        498

                                            Historical                      Combined          Pro Forma
                                        September 30, 1998                 Historical     September 30, 1998
                         ------------------------------------------------ ------------ -------------------------------
Balance Sheet Data
Real estate assets,      $407,663,180 $16,829,156 $      --  $        --  $424,492,336 $ 7,149,792 (q)
 net....................                                                                26,052,741 (r)    $457,694,869
Mortgages/notes
 receivable.............   33,523,506         --         --   173,776,981  207,300,487     849,195 (r)     208,149,682
Accounts receivable,
 net....................      575,104      18,718  7,544,985    7,342,103   15,480,910  (7,987,572)(s)       7,493,338
Investment in/due from
 joint ventures.........      631,374   2,883,497        --           --     3,514,871     995,429 (q)       4,510,300
Total assets............  566,383,967  21,331,281  8,429,809  197,528,789  793,673,846  28,858,888         822,532,734
Total
 liabilities/minority
 interest...............   14,478,585     902,520  5,049,152  185,998,045  206,428,302 (10,978,436)(s)(t)  195,449,866
Total equity............  551,905,382  20,428,761  3,380,657   11,530,744  587,245,544  39,837,324 (q)(t)  627,082,868

-------
* Distributions for the nine months ended September 30, 1998 included $1,235,748 as a result of the distribution of net sales proceeds from the sales of two properties.

(a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and 2) properties that were developed by APF from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

      Rental and earned income on Property Transactions by APF..... $9,635,208

(b) Represents $15,215 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1997.

(c) Represents the elimination of intercompany fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

      Origination fees........................................... $ (1,569,202)
      Secured equipment lease fee................................      (44,426)
      Advisory fees..............................................   (1,722,383)
      Reimbursement of administrative costs......................     (290,402)
      Acquisition fees...........................................  (15,392,193)
      Underwriting fees..........................................     (254,945)
      Administrative fees........................................     (148,491)
      Executive fee..............................................     (310,000)
      Guarantee fees.............................................      (93,750)
      Servicing fee..............................................   (1,014,117)
      Development fees...........................................     (166,876)
      Consulting fee.............................................       (1,511)
                                                                  ------------
        Total.................................................... $(21,008,296)
                                                                  ============

(d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

(e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

(f) Represents the elimination of intercompany expenses paid between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

      Reimbursement of administrative costs....................... $  (290,402)
      Servicing fee...............................................  (1,014,117)
                                                                   -----------
                                                                   $(1,304,519)
                                                                   ===========

(g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by APF were subject to capitalization during the entire period and 2) costs relating to properties not developed by APF were subject to capitalization up through the time that EITF 97-11 became effective.

      General and administrative costs............................ $(1,415,100)

(h) Represents savings of $31,799 in professional services and administrative expenses resulting from reporting on one combined company versus 22 separate entities.

(i) Represents the elimination of fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

      Advisory fees................................................ $(1,722,383)
      Administrative fees..........................................    (148,491)
      Executive fee................................................    (310,000)
      Guarantee fees...............................................     (93,750)
                                                                    -----------
                                                                    $(2,274,624)
                                                                    ===========

(j) Represents additional state taxes of $37,283 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the Income Fund had operated under a REIT structure.

(k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (q) from acquiring the Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

      Depreciation expense........................................... $1,561,563

(l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (q):

      Amortization of goodwill...................................... $1,572,340

(m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in footnote (4), II (d) in the Notes to the Pro Forma Financial Statements attached to this Supplement.

      Interest expense................................................ $(68,670)

(n) Represents the elimination of fees paid to affiliates for fees incurred between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

      Origination fees............................................. $(1,569,202)
      Underwriting fees............................................    (254,945)
      Consulting fee...............................................      (1,511)
                                                                    -----------
                                                                    $(1,825,658)
                                                                    ===========

(o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the acquisition. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

(p) APF shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved the proposal to amend and restate APF's articles of incorporation to increase the number of authorized APF Shares.

(q) Represents the payment of $338,472 in cash and the issuance of 14,934,169 APF shares in consideration for the purchase of the Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 using the Exchange Value of $10 per APF Share plus estimated transaction costs. The acquisitions of the Income Fund and the CNL Restaurant Financial Services Group have been accounted for under the purchase accounting method and goodwill was recognized to the extent that the estimated value the consideration paid exceeded the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on APF's statement of earnings. APF will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by the APF.

      Income Fund................................................  $ 26,680,162
      Advisor....................................................    76,000,000
      CNL Restaurant Financial Services Group....................    47,000,000
                                                                   ------------
       Total Purchase Price (cash and shares)....................   149,680,162
      Less cash paid to Income Fund..............................      (338,472)
                                                                   ------------
       Share consideration.......................................   149,341,690
      Transaction costs of APF...................................     8,933,000
                                                                   ------------
       Total costs incurred......................................  $158,274,690
                                                                   ============

  In addition, APF i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the Income Fund carrying value of land and building on operating leases by $6,638,872, net investment in direct financing leases by $510,920, investment in joint venture by $995,429, and made downward adjustments to the carrying value of accrued rental income of $270,472, and made downward adjustments to other assets of $3,685,893 to adjust historical values to fair value, iii) recorded goodwill of $41,929,076 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $77,155,068 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $20,428,761 of the Income Fund, Advisor and CNL Restaurant Financial Services Group.

(r) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

(s) Represents the elimination by the Income Fund of $138,193 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by APF of $1,208,000 in related party payables recorded as receivables by the Advisor.

(t) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the acquisition of the CNL Restaurant Businesses since the acquisition agreements require that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the acquisition.

         SELECTED HISTORICAL FINANCIAL DATA OF CNL INCOME FUND IV, LTD.

   The following table sets forth certain financial information for the Income Fund, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of CNL Income Fund IV, Ltd." in this Supplement.

                            Nine Months Ended
                              September 30,            Year Ended December 31,
                         ----------------------- -----------------------------------
                            1998        1997        1997        1996        1995
                         ----------- ----------- ----------- ----------- -----------
Revenues (1)............ $ 1,634,203 $ 1,923,892 $ 2,531,385 $ 2,820,295 $ 2,871,572
Net income (2)..........   1,310,210   1,391,610   1,720,668   2,347,167   2,210,339
Cash distributions
 declared (3)...........   3,033,748   2,070,000   2,760,000   2,760,000   2,760,000
Net income per Unit
 (2)....................       21.71       22.96       28.42       38.75       36.48
Cash distributions
 declared per
 Unit (3)...............       50.56       34.50       46.00       46.00       46.00
Weighted average number
 of Limited Partner
 Units outstanding......      60,000      60,000      60,000      60,000      60,000
                              September 30,                 December 31,
                         ----------------------- -----------------------------------
                            1998        1997        1997        1996        1995
                         ----------- ----------- ----------- ----------- -----------
Total assets............ $21,331,281 $23,484,210 $23,309,888 $23,730,892 $24,057,829
Total partners'
 capital................  20,428,761  22,444,241  22,152,299  22,897,631  23,288,164

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(1) Revenues include equity in earnings of joint ventures
(2) Net income for the nine months ended September 30, 1998 includes $226,024 from gain on sale of land and building. Net income for the year ended December 31, 1997, includes $6,652 from a loss on the sale of land and $70,337 for a provision for loss on land and building. Net income for the years ended December 31, 1996 and 1995 includes $221,390 and $128,547, respectively, from gains on the sale of land and buildings.
(3) Distributions for the nine months ended September 30, 1998 included $1,233,748 as a result of the distribution of net sales proceeds from the sales of two properties.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
             AND RESULTS OF OPERATIONS OF CNL INCOME FUND IV, LTD.

Introduction

   The Income Fund is a Florida limited partnership that was organized on November 18, 1987, to acquire for cash, either directly or through joint venture arrangements, both newly constructed and existing restaurant properties, as well as land upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains. The leases generally are triple-net leases, with the lessees responsible for all repairs and maintenance, property taxes, insurance and utilities. As of September 30, 1998, the Income Fund owned 37 restaurant properties, which included interests in six restaurant properties owned by joint ventures in which the Income Fund is a co-venturer and one restaurant property owned with affiliates as tenants-in-common.

Liquidity and Capital Resources

 Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997

   During the nine months ended September 30, 1998 and 1997, the Income Fund generated cash from operations (which includes cash received from tenants, distributions from joint ventures, and interest and other income received, less cash paid for expenses) of $1,794,173 and $1,746,810, respectively. The increase in cash from operations for the nine months ended September 30, 1998, is primarily a result of changes in the Income Fund's working capital.

   Other sources and uses of capital included the following items during the nine months ended September 30, 1998.

   In July 1997, the Income Fund entered into new leases for the restaurant properties in Portland and Winchester, Indiana, with a new tenant to operate the restaurant properties as Arby's restaurants. In connection therewith, the Income Fund paid a total of $250,000 in renovation costs during the nine months ended September 30, 1998, which had been incurred and accrued as construction costs payable at December 31, 1997.

   In March 1998, the Income Fund sold its restaurant property in Fort Myers, Florida, to a third party for $842,100 and received net sales proceeds of $794,690, resulting in a gain of $225,902 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in December 1988 and had a cost of approximately $598,000, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $196,700 in excess of its original purchase price. The Income Fund anticipates that it will distribute amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any (at a level reasonably assumed by us), resulting from the sale. In addition, in March 1998, the Income Fund sold its restaurant property in Union Township, Ohio, to an unrelated third party for $680,000 and received net sales proceeds of $674,135, resulting in a loss of $104,987 for financial reporting purposes. In connection with the sale of these restaurant properties, the Income Fund incurred deferred, subordinated, real estate disposition fees of $45,663. In April 1998, the Income Fund distributed $1,233,748 of the net sales proceeds from these restaurant properties as a special distribution to the Limited Partners.

   In addition, in July 1998, the Income Fund sold its restaurant property in Leesburg, Florida for $565,000 and received net sales proceeds of $523,931, resulting in a total loss for financial reporting purposes of $135,509. Due to the fact that at December 31, 1997, the Income Fund recorded a provision for loss on the land and building in the amount of $70,337 for this restaurant property, the Income Fund recognized the remaining loss of $65,172 for financial reporting purposes at July 1998, relating to the sale. In September 1998, the Income Fund contributed $498,953 of the net sales proceeds from the sale of the restaurant property in

Leesburg, Florida, to a joint venture, Warren Joint Venture, to purchase and hold one restaurant property. The Income Fund has an approximate 36% interest in the profits and losses of Warren Joint Venture and the remaining interest in this joint venture is held by one of our affiliates.

   In September 1998, the Income Fund sold its restaurant property in Naples, Florida, to a third party for $563,000 and received net sales proceeds of $533,598, resulting in a gain of $170,281 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in December 1988 and had a cost of approximately $410,500 excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $123,100 in excess of its original purchase price. The Income Fund intends to reinvest the net sales proceeds in a replacement restaurant property. As of September 30, 1998, the net sales proceeds were being held in an interest-bearing escrow account. We believe that the transaction, or a portion thereof, relating to the sale of the restaurant property in Naples, Florida will be structured to qualify as a like-kind exchange transaction for federal income tax purposes. However, the Income Fund will distribute amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any, (at a level reasonably assumed by us) resulting from the sale.

   Currently, rental income from the Income Fund's restaurant properties and net sales proceeds are invested in money market accounts and other short-term, highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to the partners. At September 30, 1998, the Income Fund had $765,359 invested in such short-term investments as compared to $876,452 at December 31, 1997. The decrease in cash and cash equivalents during the nine months ended September 30, 1998 is primarily attributable to the payment of construction costs accrued at December 31, 1997 relating to the Income Fund's restaurant properties located in Winchester and Portland, Indiana, as described above. The decrease in cash and cash equivalents was partially offset by an increase in rents paid in advance at September 30, 1998, as compared to December 31, 1997. The funds remaining at September 30, 1998 will be used toward the payment of distributions and other liabilities.

   Total liabilities of the Income Fund, including distributions payable, decreased to $902,520 at September 30, 1998, from $1,157,589 at December 31, 1997, primarily as a result of the payment during the nine months ended September 30, 1998 of construction costs accrued at December 31, 1997 relating to the Income Fund's restaurant properties located in Winchester and Portland, Indiana, as described above. Total liabilities at September 30, 1998, to the extent they exceed cash and cash equivalents at September 30, 1998, will be paid from future cash from operations, and in the event we elect to make additional contributions, from future contributions from us.

   During August 1998, the Income Fund entered into an agreement with an unrelated third party to sell the Taco Bell property in Edgewood, Maryland. We believe that the anticipated sales price will exceed the Income Fund's cost attributable to the restaurant property; however, as of November 6, 1998, the sale had not occurred.

   Based on (i) current and anticipated future cash from operations (ii) for the nine months ended September 30, 1998, net sales proceeds from the sale of the restaurant properties in Fort Myers, Florida, and Union Township, Ohio, and
(iii) to a lesser extent, for the nine months ended September 30, 1997, additional capital contributions from the corporate general partner received in April, July and October 1997, the Income Fund declared distributions to Limited Partners of $3,033,748 and $2,070,000 for the nine months ended September 30, 1998 and 1997, respectively ($600,000 and $690,000 for the quarters ended September 30, 1998 and 1997, respectively). This represents distributions for the nine months ended September 30, 1998 and 1997, of $50.56 and $34.50 per unit, respectively ($10.00 and $11.50 per unit for the quarters ended September 30, 1998 and 1997, respectively). Distributions for the nine months ended September 30, 1998 included $1,233,748 as a result of the distribution of net sales proceeds from the sale of the restaurant properties in Fort Myers, Florida and Union Township, Ohio. This special distribution was effectively a return of a portion of the Limited Partners' investment, although, in accordance with the Income Fund agreement, it was applied to the Limited Partners' unpaid preferred return. As a result of the sale of the restaurant properties, the Income Fund's total revenue was reduced, while the majority of the Income Fund's operating expenses remained fixed. Therefore, distributions of net cash flow were adjusted for the nine months ended September 30, 1998. No distributions were made to us for the quarters and nine months ended September 30, 1998 and 1997. No amounts distributed to the Limited Partners for the nine months ended September 30, 1998 and 1997 are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and generally leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   We have the right, but not the obligation, to make additional capital contributions if we deem it appropriate in connection with the operations of the Income Fund.

 The Years Ended December 31, 1997, 1996 and 1995

   The Income Fund's primary source of capital for the years ended December 31, 1997, 1996 and 1995, was cash from operations (which includes cash received from tenants, distributions from joint ventures and interest received, less cash paid for expenses). Cash from operations was $2,417,972, $2,713,964 and $2,670,393 for the years ended December 31, 1997, 1996 and 1995, respectively. The decrease in cash from operations for 1997, as compared to 1996, and the increase in cash from operations for 1996, as compared to 1995, is primarily a result of changes in income and expenses as described in "Results of Operations" below and changes in the Income Fund's working capital. Cash from operations during the years ended December 31, 1997, 1996 and 1995, was also affected by the following:

   In October 1992, the Income Fund accepted a promissory note from the former tenant of the restaurant property in Maywood, Illinois, for $175,000 for amounts due relating to past due rents and real estate taxes and other expenses the Income Fund had incurred as a result of the former tenant's having defaulted under the terms of the lease. The note was non-interest bearing and was payable in 36 monthly installments of $2,500 through September 1995, and thereafter in eight monthly installments of $10,000, with the balance due and payable on February 20, 1996. The Income Fund discounted the note to a principal balance of $138,094 using an interest rate of ten percent. During 1995, the former tenant defaulted under the terms of the note. Because of the financial difficulties that the former tenant was experiencing, the Income Fund established an allowance for doubtful accounts for the full amount of unpaid principal and interest of $111,031 relating to this note; therefore, no amounts were included in receivables at December 31, 1996. During 1997, the Income Fund ceased collection efforts for this note and wrote off the related allowance for doubtful accounts.

   Other sources and uses of capital included the following items during the years ended December 31, 1997, 1996 and 1995.

   In December 1995, the Income Fund sold its restaurant property in Hastings, Michigan, for $520,000 and received net sales proceeds of $518,650, resulting in a gain of $128,547 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in August 1988 and had a cost of approximately $419,600, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $99,100 in excess of its original purchase price.

   In January 1996, the Income Fund reinvested the net sales proceeds it received from the 1995 sale of the restaurant property in Hastings, Michigan, along with additional funds, in a Golden Corral restaurant property located in Clinton, North Carolina, with certain of our affiliates as tenants-in-common. In connection therewith, the Income Fund and its affiliates entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to its applicable percentage interest. As of December 31, 1997, the Income Fund owned a 53.68% interest in this restaurant property.

   In September 1996, the Income Fund sold its restaurant property in Tampa, Florida, for $1,090,000 and received net sales proceeds of $1,049,550, resulting in a gain of $221,390 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in December 1988 and had a cost of approximately $832,800, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $216,800 in excess of its original purchase price. In December 1996, the Income Fund reinvested the majority of the net sales proceeds in a Boston Market restaurant property, located in Richmond, Virginia. The remaining net sales proceeds were used to meet other working capital needs of the Income Fund.

   In June 1997, the Income Fund terminated the leases with the tenant of the restaurant properties in Portland and Winchester, Indiana. In connection therewith, the Income Fund accepted a promissory note from the former tenant for $32,343 for amounts relating to past due real estate taxes the Income Fund had accrued as a result of the former tenant's financial difficulties. The promissory note, which is uncollateralized, bears interest at a rate of 10% per annum, and is being collected in 36 monthly installments. Receivables at December 31, 1997 include $7,106 of such amounts. In July 1997, the Income Fund entered into new leases for these restaurant properties in Portland and Winchester, Indiana, with a new tenant to operate the restaurant properties as Arby's restaurants. In connection therewith, the Income Fund agreed to fund up to $125,000 in renovation costs for each restaurant property. As of December 31, 1997, such renovations had been completed.

   In November 1997, the Income Fund sold its restaurant property in Douglasville, Georgia to a third party for $402,000 and received net sales proceeds of $378,149 (net of $2,546 which represents amounts due to the former tenant for prorated rent). This restaurant property was originally acquired by the Income Fund in December 1994 and had a cost of approximately $363,800, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $16,900 in excess of its original purchase price. Due to the fact that the Income Fund had recognized accrued rental income since the inception of the lease relating to the straight-lining of future scheduled rent increases in accordance with generally accepted accounting principles, the Income Fund wrote off the cumulative balance of such accrued rental income at the time of the sale of this restaurant property, resulting in a loss of $6,652 for financial reporting purposes. Due to the fact that the straight-lining of future rent increases over the term of the lease is a non-cash accounting adjustment, the write off of these amounts is a loss for financial statement purposes only. The net sales proceeds will be used to pay liabilities of the Income Fund, including quarterly distributions to the Limited Partners, and to fund the renovation costs described above. The Income Fund anticipates that it will distribute amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any (at a level reasonably assumed by us), resulting from the sale.

   During the years ended December 31, 1997 and 1996, the Income Fund received $294,000 and $22,300, respectively, in capital contributions from CNL Realty Corp., the corporate general partner, in connection with the operations of the Income Fund. No such contributions were received during the year ended December 31, 1995.

   None of the restaurant properties owned by the Income Fund or the joint ventures in which the Income Fund owns an interest is or may be encumbered. Under its partnership agreement, the Income Fund is prohibited from borrowing for any purpose; provided, however, that we or our affiliates are entitled to reimbursement, at cost, for actual expenses incurred by us or our affiliates on behalf of the Income Fund. Certain of our affiliates from time to time incur certain operating expenses on behalf of the Income Fund for which the Income Fund reimburses the affiliates without interest.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term, highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to the partners. At December 31, 1997, the Income Fund had $876,452 invested in such short-term investments, as compared to $554,593 at December 31, 1996. The increase in the amount invested in short-term investments is primarily a result of the receipt of net sales proceeds from the sale of the restaurant property in Douglasville, Georgia, during 1997.

   During 1997, 1996 and 1995, our affiliates, incurred on behalf of the Income Fund $85,702, $114,409 and $101,876, respectively, for certain operating expenses. As of December 31, 1997 and 1996, the Income Fund owed $88,854 and $67,153, respectively, to affiliates for such amounts and accounting and administrative services. Amounts payable to other parties, including distributions payable, increased to $1,068,735 at December 31, 1997, from $766,108 at December 31, 1996. The increase in liabilities at December 31, 1997, is primarily the result of the Income Fund accruing renovation costs during 1997 for the restaurant properties in Portland and Winchester, Indiana, in connection with the new leases entered into in July 1997. In addition, the increase in liabilities is due to the Income Fund accruing current real estate taxes for its restaurant property in Palm Bay, Florida, during 1997, due to the fact that the tenant vacated the restaurant property in October 1997. In addition, the increase in liabilities is due to an increase in rents paid in advance at December 31, 1997. Total liabilities at December 31, 1997, to the extent they exceed cash and cash equivalents at December 31, 1997, will be paid from future cash from operations and, in the event we elect to make additional contributions, from future General Partner contributions.

   Based primarily on current and anticipated future cash from operations, and for the years ended December 31, 1997 and 1996, additional capital contributions received from us, the Income Fund declared distributions to the Limited Partners of $2,760,000 for each of the years ended December 31, 1997, 1996 and 1995. This represents distributions of $46 per Unit for each of the years ended December 31, 1997, 1996 and 1995. We expect to distribute some or all of the net sales proceeds from the sale of the restaurant property in Fort Myers, Florida, to the Limited Partners. In deciding whether to sell restaurant properties, we will consider factors such as potential capital appreciation, net cash flow, and federal income tax considerations. The reduced number of restaurant properties for which the Income Fund receives rental payments, as well as ongoing operations, is expected to reduce the Income Fund's revenues. The decrease in Income Fund revenues, combined with the fact that a significant portion of the Income Fund's expenses are fixed in nature, is expected to result in a decrease in cash distributions to the Limited Partners during 1998. No amounts distributed or to be distributed to the Limited Partners for the years ended December 31, 1997, 1996 and 1995, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions.

   We believe that the restaurant properties are adequately covered by insurance. In addition, we have obtained contingent liability and property coverage for the Income Fund. This insurance is intended to reduce the Income Fund's exposure in the unlikely event a tenant's insurance policy lapses or is insufficient to cover a claim relating to the restaurant property.

   Due to low operating expenses and ongoing cash flow, we do not believe that working capital reserves are necessary at this time. In addition, because the leases for the Income Fund's restaurant properties are generally on a triple-net basis, it is not anticipated that a permanent reserve for maintenance and repairs will be established at this time. To the extent, however, that the Income Fund has insufficient funds for such purposes, we will contribute to the Income Fund an aggregate amount of up to one percent of the offering proceeds for maintenance and repairs.

Results of Operations

 Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997

   During the nine months ended September 30, 1997, the Income Fund owned and leased 35 wholly-owned restaurant properties (including one restaurant property in Douglasville, Georgia, which was sold in November 1997), and during the nine months ended September 30, 1998, the Income Fund owned and leased 34 wholly-owned restaurant properties (including four restaurant properties, which were sold during 1998), generally to operators of fast-food and family-style restaurant chains. In connection therewith, during the nine months ended September 30, 1998 and 1997, the Income Fund earned $1,694,465 and $1,657,307, respectively, in rental income from operating leases and earned income from direct financing leases from these restaurant properties, $579,483 and $541,416 of which was earned during the quarters ended September 30, 1998 and 1997, respectively. The increase in rental and earned income for the quarter and nine months ended September 30, 1998, was partially due to the fact that during the quarter and nine months ended September 30, 1997, the Income Fund increased its allowance for doubtful accounts for the restaurant property located in Palm Bay, Florida due to financial difficulties the tenant was experiencing. No such allowance was established during the quarter and nine months ended September 30, 1998, due to the fact that the Income Fund re-leased this restaurant property to a new tenant for which rent commenced subsequent to September 30, 1997. In addition, the Income Fund collected and recognized as income past due rental amounts for which the Income Fund had previously established an allowance for doubtful accounts during the quarter and nine months ended September 30, 1998.

   In addition, the increase in rental and earned income for the quarter and nine months ended September 30, 1998 was partially due to the fact that during the quarter and nine months ended September 30, 1997, the Income Fund increased its allowance for doubtful accounts for the restaurant properties located in Portland and Winchester, Indiana due to financial difficulties the tenants were experiencing. No such allowance was established during the quarter and nine months ended September 30, 1998, due to the fact that the Income Fund re-leased these restaurant properties to new tenants for which rent commenced subsequent to September 30, 1997.

   The increase in rental and earned income for the quarter and nine months ended September 30, 1998 was partially offset by a decrease in rental and earned income due to the sale of the restaurant property in Douglasville, Georgia in November 1997, the sale of the restaurant properties in Fort Myers, Florida and Union Township, Ohio in March 1998, and the sale of the restaurant property in Naples, Florida in September 1998. During the nine months ended September 30, 1998, the Income Fund used the net sales proceeds from the sale of the restaurant property in Douglasville, Georgia to fund renovation costs for two restaurant properties and for other Income Fund purposes. Rental and earned income are expected to remain at reduced amounts as a result of distributing the net sales proceeds from the 1998 sales of the restaurant properties in Fort Myers, Florida and Union Township, Ohio to the Limited Partners, as described above in "Liquidity and Capital Resources."

   For the nine months ended September 30, 1998 and 1997, the Income Fund also earned $37,207 and $65,265, respectively, in contingent rental income, $20,661 of which was earned during the quarter ended September 30, 1997. The decrease in contingent rental income during the nine months ended September 30, 1998, as compared to the nine months ended September 30, 1997, is primarily attributable to the Income Fund adjusting estimated contingent rental amounts accrued at December 31, 1997, to actual amounts during the nine months ended September 30, 1998. The decrease in contingent rental income for the quarter ended September 30, 1998 was primarily due to the fact that no contingent rents were recorded during the quarter ended September 30, 1998 as a result of the Income Fund adopting EITF 98-9, a consensus reached by the Financial Accounting Standards Board entitled "Accounting for Contingent Rent in the Interim Financial Periods," which states that a lessor should defer recognition of contingent rental income in interim periods until the specified target that triggers the contingent rental income is achieved. Adoption of this consensus did not have a material effect on the Income Fund's financial position or results of operations.

   In October 1998, the tenant of one Boston Market restaurant property filed for bankruptcy. If the lease is eventually rejected, the Income Fund anticipates that rental income relating to this restaurant property will terminate until a new tenant is located or until the restaurant property is sold and the proceeds from such a sale are reinvested in an additional restaurant property. However, we do not anticipate that any decrease in rental income due to lost revenues relating to this restaurant property will have a material effect on the Income Fund's financial position or results of operations.

   During the nine months ended September 30, 1998 and 1997, the Income Fund also owned and leased five restaurant properties indirectly through joint venture arrangements and one restaurant property as tenants-in-common with certain of our affiliates. In addition, during the nine months ended September 30, 1998, the Income Fund owned and leased one additional restaurant property indirectly through a joint venture arrangement. In connection therewith, during the nine months ended September 30, 1998 and 1997, the Income Fund recognized a loss of $143,612 and income of $172,340, respectively, attributable to net income and net loss earned by these joint ventures, income of $5,276 and $52,359 of which was recognized during the quarters ended September 30, 1998 and 1997, respectively. The decrease in net income is primarily due to the fact that Kingsville Real Estate Joint Venture (in which the Income Fund owns a 68.87% interest) established an allowance for loss on the land and net investment in the direct financing lease for its restaurant property for approximately $316,000 during the nine months ended September 30, 1998. The allowance represents the difference between the restaurant property's carrying value at September 30, 1998 and the estimated net realizable value of the restaurant property. In addition, the joint venture established an allowance for doubtful accounts of approximately $21,900 and $87,800 during the quarter and nine months ended September 30, 1998, respectively, in accordance with its collection policy. No such allowance was established during the quarter and nine months ended September 30, 1997. Kingsville Real Estate Joint Venture is currently seeking either a new tenant or purchaser for this restaurant property.

   The decrease during the quarter and nine months ended September 30, 1998 in net income earned by joint ventures is also due to the fact that during July 1997, the operator of the restaurant property owned by Titusville Joint Venture vacated the restaurant property and ceased operations. During the quarter and nine months ended September 30, 1998, Titusville Joint Venture (in which the Income Fund owns a 26.60% interest) established an allowance for loss on the land and building for its restaurant property, of approximately $139,300. The allowance represents the difference between the restaurant property's net carrying value at September 30, 1998 and the estimated net realizable value of the restaurant property. Titusville Joint Venture is currently seeking either a replacement tenant or purchaser for this restaurant property.

   Operating expenses, including depreciation and amortization expense, were $550,017 and $532,282 for the nine months ended September 30, 1998 and 1997, respectively, of which $182,378 and $154,792 were incurred for the quarters ended September 30, 1998 and 1997, respectively. The increase in operating expenses during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, is primarily attributable to the fact that during the quarter and nine months ended September 30, 1998, the Income Fund recorded approximately $21,600 in real estate tax expense due to the fact that in October 1998, the tenant of the Boston Market restaurant property in Richmond, Virginia filed for bankruptcy, as described above. As a result, if the tenant decides to reject the lease the Income Fund will continue to incur certain expenses, such as real estate taxes, insurance and maintenance until a replacement tenant or buyer for the restaurant property is located.

   As a result of the former tenant of the restaurant property in Leesburg, Florida defaulting under the terms of its lease, the Income Fund incurred certain expenses, such as real estate taxes, insurance and maintenance during the quarters and nine months ended September 30, 1998 and 1997. The Income Fund sold this restaurant property in July 1998, as described above, therefore the Income Fund does not anticipate incurring such expenses in future periods.

   As a result of the sales of the restaurant properties in Fort Myers, Florida, Union Township, Ohio, and Leesburg, Florida the Income Fund recognized a gain of $55,742 for financial reporting purposes during the nine months ended September 30, 1998. In addition, during the quarter and nine months ended September 30, 1998, the Income Fund recognized a gain of $170,281 for financial reporting purposes as a result of the sale of its restaurant property in Naples, Florida. No restaurant properties were sold during the quarter and nine months ended September 30, 1997.

 The Years Ended December 31, 1997, 1996 and 1995

   During 1995, the Income Fund owned and leased 36 wholly-owned restaurant properties (including one restaurant property in Hastings, Michigan, which was sold in December 1995), during 1996, the Income Fund owned and leased 36 wholly-owned restaurant properties (including one restaurant property in Tampa, Florida, which was sold in September 1996) and during 1997, the Income Fund owned and leased 35 wholly-owned restaurant properties (including one restaurant property in Douglasville, Georgia, which was sold in November 1997). In addition, during 1997, 1996 and 1995, the Income Fund was a co-venturer in five separate joint ventures that each owned and leased one restaurant property. During 1997 and 1996, the Income Fund also owned and leased one restaurant property with certain of our affiliates as tenants-in-common. As of December 31, 1997, the Income Fund owned, either directly or through joint venture arrangements, 40 restaurant properties, which are, in general, subject to long-term, triple-net leases. The leases of the restaurant properties provide for minimum base annual rental amounts (payable in monthly installments) ranging from $18,100 to $135,800. Generally, the leases provide for percentage rent based on sales in excess of a specified amount to be paid annually. In addition, some of the leases provide that, commencing in the sixth lease year the percentage rent will be an amount equal to the greater of the percentage rent calculated under the lease formula or a specified percentage (ranging from one-half to two percent) of the purchase price.

   During the years ended December 31, 1997, 1996 and 1995, the Income Fund earned $2,189,386, $2,397,691 and $2,510,406, respectively, in rental income from operating leases and earned income from direct financing leases from its wholly-owned restaurant properties described above. Rental and earned income decreased during 1997, as compared to 1996, as a result of the Income Fund establishing an allowance for doubtful accounts totaling approximately $128,200 during 1997, for rental amounts relating to the restaurant property located in Palm Bay, Florida, due to financial difficulties the tenant was experiencing. The tenant vacated the restaurant property in October 1997, and the Income Fund re-leased the restaurant property in February 1998, as discussed above.

   In addition, rental and earned income decreased approximately $76,300 and $29,300 during the years ended 1997 and 1996, respectively, as a result of the sale of the restaurant property in Tampa, Florida, in September 1996. The decrease in rental income for 1997 is partially offset by an increase of approximately $118,300 in rental income attributable to the reinvestment of the net sales proceeds in a restaurant property in Richmond, Virginia, in December 1996.

   In addition, the decrease in rental and earned income during 1997 and 1996, each as compared to the previous year, is partially attributable to the Income Fund increasing its allowance for doubtful accounts by approximately $57,000 and $28,500, respectively, for rental income amounts relating to the Hardee's restaurant properties located in Portland and Winchester, Indiana, which are leased by the same tenant, due to financial difficulties the tenant was experiencing. Rental and earned income also decreased by approximately $86,200 during 1997 due to the fact that the Income Fund terminated the lease with the former tenant of the restaurant properties in Portland and Winchester, Indiana, in June 1997, as described above in "Liquidity and Capital Resources." We have agreed that they will cease collection efforts on past due rental amounts once the former tenant of these restaurant properties pays all amounts due under the promissory note for past due real estate taxes described above in "Liquidity and Capital Resources." The decrease in rental and earned income for 1997, as compared to 1996, was slightly offset by an increase of approximately $20,200 in rental income from the new tenant of this restaurant property who began operating the restaurant property after it was renovated into an Arby's restaurant property.

   The decrease in rental and earned income during 1996, as compared to 1995, is primarily attributable to a decrease of approximately $53,100 as a result of the sale of the restaurant property in Hastings, Michigan, in December 1995.

   For the years ended December 31, 1997, 1996 and 1995, the Income Fund earned $117,031, $97,318 and $94,101, respectively, in contingent rental income from the Income Fund's wholly owned restaurant properties.

The increase in contingent rental income in 1997, as compared to 1996, is primarily attributable to an increase in gross sales for certain restaurant properties whose leases require the payment of contingent rental income.

   In addition, for the years ended December 31, 1997, 1996 and 1995, the Income Fund earned $189,747, $277,431 and $245,778, respectively, attributable to net income earned by joint ventures in which the Income Fund is a co-venturer. The decrease in net income earned by these joint ventures during 1997, as compared to 1996, is partially attributable to the fact that, during July 1997, the operator of the restaurant property owned by Titusville Joint Venture vacated the restaurant property and ceased operations. In conjunction therewith, Titusville Joint Venture (in which the Income Fund owns a 26.6% interest in the profits and losses of the joint venture) established an allowance for doubtful accounts of approximately $27,000 during 1997. No such allowance was established during 1996. In addition, the joint venture recorded real estate tax expense of approximately $16,600 during 1997. No such real estate taxes were incurred during 1996. In addition, during 1997, the joint venture established an allowance for loss on land and building for its restaurant property in Titusville, Florida, for approximately $147,000. The allowance represents the difference between the restaurant property's carrying value at December 31, 1997, and the property manager's estimate of the net realizable value of the restaurant property. In addition, the joint venture wrote off unamortized lease costs of $23,500 in 1997 due to the tenant vacating the restaurant property.

   Net income earned by joint ventures also decreased during 1997, as compared to 1996, due to the restaurant property in Clinton, North Carolina, held as tenants-in-common, adjusting estimated contingent rental amounts accrued at December 31, 1996, to actual amounts during the year ended December 31, 1997. The increase in net income earned by joint ventures during 1996, as compared to 1995, is primarily attributable to the fact that in January 1996, the Income Fund reinvested the net sales proceeds it received from the sale in December 1995 of the restaurant property in Hastings, Michigan, along with additional funds, in a Golden Corral restaurant property in Clinton, North Carolina, with certain of our affiliates as tenants-in-common, as described above in "Liquidity and Capital Resources."

   During the years ended December 31, 1997, 1996 and 1995 two of the Income Fund's lessees, Shoney's, Inc. and Tampa Foods, L.P., each contributed more than 10% of the Income Fund's total rental income (including the Income Fund's share of the rental income from five restaurant properties owned by joint ventures and one restaurant property owned with certain of our affiliates as tenant-in-common). As of December 31, 1997, Shoney's, Inc. was the lessee under leases relating to six restaurants and Tampa Foods, L.P. was the lessee under leases relating to two restaurants. It is anticipated that, based on the minimum rental payments required by the leases, Shoney's, Inc. will continue to contribute more than 10% of the Income Fund's total rental income during 1998 and subsequent years. In addition, three restaurant chains, Shoney's, Denny's and Wendy's Old Fashioned Hamburger Restaurants, each accounted for more than 10% of the Income Fund's total rental income in 1997, 1996 and 1995 (including the Income Fund's share of the rental income from five restaurant properties owned by joint ventures and one restaurant property owned with affiliates as tenants-in-common). During the year ended December 31, 1997, another of the Income Fund's restaurant chains, Taco Bell, accounted for more than 10% of total rental income. In subsequent years, it is anticipated that these four Restaurant Chains each will continue to account for more than 10% of the total rental income to which the Income Fund is entitled under the terms of the leases. Any failure of these lessees or restaurant chains could materially affect the Income Fund's income.

   Operating expenses, including depreciation and amortization expense, were $733,728, $694,518 and $789,780 for the years ended December 31, 1997, 1996 and
1995, respectively. The increase in operating expenses for 1997, as compared to 1996, was partially due to the fact that during 1997, the Income Fund expensed approximately $25,400 in current and past due real estate taxes for the restaurant property in Palm Bay, Florida due to the tenant vacating the restaurant property in October 1997. The restaurant property was re-leased and the new tenant is responsible for these expenses beginning in December 1997. In addition, the increase in operating expenses during 1997 was partially due to the fact that the Income Fund recorded bad debt expense of $12,794 during 1997, relating to the restaurant properties located in Portland and Winchester,

Indiana, for past due rental income amounts. The Income Fund does not intend to continue to pursue the collection of such amounts unless the former tenant defaults under the promissory note, as described above in "Liquidity and Capital Resources."

   The decrease in operating expenses in 1996, as compared to 1995, is primarily a result of the fact that the Income Fund's former tenant of the restaurant property in Maywood, Illinois, defaulted under the terms of its promissory note with the Income Fund, as described above in "Liquidity and Capital Resources," and the Income Fund recorded bad debt expense of $102,431 relating to this restaurant property during 1995. The decrease in operating expenses during 1996, as compared to 1995, was partially offset by an increase in accounting and administrative expenses associated with operating the Income Fund and its restaurant properties and an increase in insurance expense as a result of our obtaining contingent liability and property coverage for the Income Fund beginning in May 1995.

   As the result of the former tenant of the Maywood restaurant property defaulting under the terms of its lease, the Income Fund re-leased this restaurant property during 1993, to two new operators subject to two separate leases. In connection with one of the two new leases for the restaurant property in Maywood, Illinois, the Income Fund is responsible for the proportionate share of real estate taxes and insurance expense. In addition, during 1997, 1996 and 1995, the Income Fund paid for a portion of the real estate taxes that are the responsibility of the other tenant of the Maywood restaurant property, due to a shortage of amounts collected from the tenant for the payment of their proportionate share of real estate taxes. In addition, as a result of the former tenant of the restaurant property in Leesburg, Florida, defaulting under the terms of its lease, the Income Fund incurred certain expenses, such as real estate taxes, insurance and maintenance expense relating to this restaurant property during 1997, 1996 and 1995. The Income Fund is currently seeking a replacement tenant for the restaurant property in Leesburg, Florida, and expects to incur these expenses until such time as a new lease is executed for this restaurant property.

   As a result of the sale of the restaurant property in Douglasville, Georgia, in November 1997, the Income Fund recognized a loss for financial reporting purposes of $6,652 for the year ended December 31, 1997. In addition, as a result of the sale of the restaurant property in Tampa, Florida, in September 1996 and the sale of the restaurant property in Hastings, Michigan, in December 1995, the Income Fund recognized gains for financial reporting purposes of $221,390 and $128,547, for the years ended December 31, 1996 and 1995, respectively.

   During 1997, the Income Fund established an allowance for loss on land and building in the amount of $70,337 for financial reporting purposes for the restaurant property in Leesburg, Florida. The allowance represents the difference between the restaurant property's carrying value at December 31, 1997, and the estimated net realizable value for this restaurant property based on an anticipated sales price.

General

   The Income Fund's leases as of September 30, 1998, are, in general, triple-net leases and contain provisions that we believe mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain restaurant sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Management expects that increases in restaurant sales volumes due to inflation and real sales growth should result in an increase in rental income over time. Continued inflation also may cause capital appreciation of the Income Fund's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.

   The Year 2000 problem is the result of information technology systems and embedded systems (products which are made with microprocessor (computer) chips such as HVAC systems, physical security systems and elevators) using a two-digit format, as opposed to four digits, to indicate the year. Such information technology and embedded systems may be unable to properly recognize and process date-sensitive information beginning January 1, 2000.

   The Income Fund does not have any information technology systems. Certain of our affiliates provide all services requiring the use of information technology systems pursuant to a management agreement with the Income Fund. The maintenance of embedded systems, if any, at the Income Fund's properties is the responsibility of the tenants of the properties in accordance with the terms of the Income Fund's leases. We and our affiliates have established a team dedicated to reviewing the internal information technology systems used in the operation of the Income Fund, and the information technology and embedded systems and the Year 2000 compliance plans of the Income Fund's tenants, significant suppliers, financial institutions and transfer agent.

   The information technology infrastructure of our affiliates consists of a network of personal computers and servers that were obtained from major suppliers. The affiliates utilize various administrative and financial software applications on that infrastructure to perform the business functions of the Income Fund. Our inability and that of our affiliates to identify and timely correct material Year 2000 deficiencies in the software and/or infrastructure could result in an interruption in, or failure of, certain of the Income Fund's business activities or operations. Accordingly, we and our affiliates have requested and are evaluating documentation from the suppliers of the affiliates regarding the Year 2000 compliance of their products that are used in the business activities or operations of the Income Fund. The costs expected to be incurred by us and our affiliates to become Year 2000 compliant will be incurred by us and our affiliates; therefore, these costs will have no impact on the Income Fund's financial position or results of operations.

   The Income Fund has material third party relationships with its tenants, financial institutions and transfer agent. The Income Fund depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. If any of these third parties are unable to meet their obligations to the Income Fund because of the Year 2000 deficiencies, such a failure may have a material impact on the Income Fund. Accordingly, we have requested and are evaluating documentation from the Income Fund's tenants, financial institutions, and transfer agent relating to their Year 2000 compliance plans. At this time, we have not yet received sufficient certifications to be assured that the tenants, financial institutions, and transfer agent have fully considered and mitigated any potential material impact of the Year 2000 deficiencies. Therefore, we do not, at this time, know of the potential costs to the Income Fund of any adverse impact or effect of any Year 2000 deficiencies by these third parties.

   We currently expect that all Year 2000 compliance testing and any necessary remedial measures on the information technology systems used in the business activities and operations of the Income Fund will be completed prior to June 30, 1999. Based on the progress we and affiliates have made in identifying and addressing the Income Fund's Year 2000 issues and the plan and timeline to complete the compliance program, we do not foresee significant risks associated with the Income Fund's Year 2000 compliance at this time. Because we and our affiliates are still evaluating the status of the systems used in business activities and operations of the Income Fund and the systems of the third parties with which the Income Fund conducts its business, we have not yet developed a comprehensive contingency plan and are unable to identify "the most reasonably likely worst case scenario" at this time. As we identify significant risks related to the Income Fund's Year 2000 compliance or if the Income Fund's Year 2000 compliance program's progress deviates substantially from the anticipated timeline, we will develop appropriate contingency plans.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Condensed Balance Sheets as of September 30, 1998 and December 31, 1997...   F-1
Condensed Statements of Income for the Quarters and Nine Months Ended
 September 30, 1998 and 1997..............................................   F-2
Condensed Statements of Partner's Capital for the Nine Months Ended
 September 30, 1998 and for the Year Ended December 31, 1997..............   F-3
Condensed Statements of Cash Flows for the Nine Months Ended September 30,
 1998 and 1997............................................................   F-4
Notes to Condensed Financial Statements for the Quarters and Nine Months
 Ended September 30, 1998 and 1997........................................   F-5
Report of Independent Accountants.........................................   F-8
Balance Sheets as of December 31, 1997 and 1996...........................   F-9
Statements of Income for the Years Ended December 31, 1997, 1996 and
 1995.....................................................................  F-10
Statements of Partner's Capital for the Years Ended December 31, 1997,
 1996 and 1995............................................................  F-11
Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 1995.....................................................................  F-12
Notes to Financial Statements for the Years Ended December 31, 1997, 1996
 and 1995.................................................................  F-13
Unaudited Pro Forma Financial Information.................................  F-21
Unaudited Pro Forma Balance Sheet as of September 30, 1998................  F-22
Unaudited Pro Forma Income Statement for the Nine Months Ended September
 30, 1998.................................................................  F-23
Unaudited Pro Forma Income Statement for the Year Ended December 31,
 1997.....................................................................  F-24
Notes and Management's Assumptions to Unaudited Pro Forma Financial
 Statements...............................................................  F-25

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                      September 30, December 31,
                                                          1998          1997
                                                      ------------- ------------
                       ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 land and building..................................   $15,587,830  $18,097,997
Net investment in direct financing leases...........     1,241,326    1,269,389
Investment in joint ventures........................     2,883,497    2,708,012
Cash and cash equivalents...........................       765,359      876,452
Restricted cash.....................................       533,019          --
Receivables, less allowance for doubtful accounts of
 $258,741 and $295,580..............................        18,718       37,669
Prepaid expenses....................................        12,197       11,115
Lease costs, less accumulated amortization of
 $20,681 and $17,956................................        18,863       21,588
Accrued rental income...............................       270,472      287,466
Other Assets........................................           --           200
                                                       -----------  -----------
                                                       $21,331,281  $23,309,888
                                                       ===========  ===========
         LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................   $     6,687  $     8,576
Accrued construction costs payable..................           --       250,000
Accrued and escrowed real estate taxes payable......        76,311       65,176
Distributions payable...............................       600,000      690,000
Due to related parties..............................       138,193       93,854
Rents paid in advance and deposits..................        81,329       49,983
                                                       -----------  -----------
    Total liabilities...............................       902,520    1,157,589
                                                       -----------  -----------
Commitment (Note 7)
Partners' capital...................................    20,428,761   22,152,299
                                                       -----------  -----------
                                                       $21,331,281  $23,309,888
                                                       ===========  ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                         Quarter Ended     Nine Months Ended
                                         September 30,       September 30,
                                       ----------------- ----------------------
                                         1998     1997      1998        1997
                                       -------- -------- ----------  ----------
Revenues:
  Rental income from operating
   leases............................  $547,853 $508,852 $1,598,854  $1,558,963
  Earned income from direct financing
   leases............................    31,630   32,564     95,611      98,344
  Contingent rental income...........       --    20,661     37,207      65,265
  Interest and other income..........    24,951   17,509     46,143      28,980
                                       -------- -------- ----------  ----------
                                        604,434  579,586  1,777,815   1,751,552
                                       -------- -------- ----------  ----------
Expenses:
  General operating and
   Administrative....................    46,096   33,940    121,811     113,606
  Bad debt expense...................       --       --         --       12,794
  Professional services..............     5,999    4,110     38,644      18,200
  Real estate taxes..................    26,225    3,487     46,980      31,514
  State and other taxes..............        --       25     15,747      16,476
  Depreciation and amortization......   104,058  113,230    326,835     339,692
                                       -------- -------- ----------  ----------
                                        182,378  154,792    550,017     532,282
                                       -------- -------- ----------  ----------
Income Before Equity in Earnings
 (Loss) of Joint Ventures, Gain on
 Sale of Land and Buildings and Real
 Estate..............................   422,056  424,794  1,227,798   1,219,270
Equity in Earnings (Loss) of Joint
 Ventures............................     5,276   52,359   (143,612)    172,340
Gain on Sale of Land and Buildings...   170,281      --     226,024         --
                                       -------- -------- ----------  ----------
Net Income...........................  $597,613 $477,153 $1,310,210  $1,391,610
                                       ======== ======== ==========  ==========
Allocation of Net Income:
  General partners...................  $  5,195 $  4,772 $    7,612  $   13,916
  Limited partners...................   592,418  472,381  1,302,598   1,377,694
                                       -------- -------- ----------  ----------
                                       $597,613 $477,153 $1,310,210  $1,391,610
                                       ======== ======== ==========  ==========
Net Income Per Limited Partner Unit..  $   9.87 $   7.87 $    21.71  $    22.96
                                       ======== ======== ==========  ==========
Weighted Average Number of Limited
 Partner Units Outstanding...........    60,000   60,000     60,000      60,000
                                       ======== ======== ==========  ==========


                See accompanying notes to financial statements.

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                 Nine Months Ended  Year Ended
                                                   September 30,   December 31,
                                                       1998            1997
                                                 ----------------- ------------
General partners:
  Beginning balance.............................    $   756,354    $   446,657
  Contribution..................................            --         294,000
  Net income....................................          7,612         15,697
                                                    -----------    -----------
                                                        763,966        756,354
                                                    -----------    -----------
Limited partners:
  Beginning balance.............................     21,395,945     22,450,974
  Net income....................................      1,302,598      1,704,971
  Distributions ($50.56 and $46.00 per limited
   partner unit, respectively)..................     (3,033,748)    (2,760,000)
                                                    -----------    -----------
                                                     19,664,795     21,395,945
                                                    -----------    -----------
Total partners' capital.........................    $20,428,761    $22,152,299
                                                    ===========    ===========




                See accompanying notes to financial statements.

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                         Nine Months Ended
                                                           September 30,
                                                      ------------------------
                                                         1998         1997
                                                      -----------  -----------
Increase (Decrease) in Cash and Cash Equivalents:
  Net Cash Provided by Operating Activities.......... $ 1,794,173  $ 1,746,810
                                                      -----------  -----------
  Cash Flows from Investing Activities:
    Additions to land and building on operating
     leases..........................................    (275,000)         --
    Proceeds from sale of land and buildings.........   2,526,354          --
    Investment in joint ventures.....................    (499,274)         --
    Increase in restricted cash......................    (533,598)         --
    Other                                                     --         7,338
                                                      -----------  -----------
      Net cash provided by investing Activities......   1,218,482        7,338
                                                      -----------  -----------
Cash Flows from Financing Activities:
  Contributions from general partner.................         --       225,000
  Distributions to limited partners..................  (3,123,748)  (2,070,000)
                                                      -----------  -----------
      Net cash used in financing Activities..........  (3,123,748)  (1,845,000)
                                                      -----------  -----------
Net Decrease in Cash and Cash Equivalents............    (111,093)     (90,852)
Cash and Cash Equivalents at Beginning of Period.....     876,452      554,593
                                                      -----------  -----------
Cash and Cash Equivalents at End of Period........... $   765,359  $   463,741
                                                      ===========  ===========
Supplemental Schedule of Non-Cash Investing and
 Financing Activities:
  Deferred real estate disposition fees incurred and
   unpaid at end of period........................... $    45,663  $       --
                                                      ===========  ===========
  Distributions declared and unpaid at end of
   period............................................ $   600.000  $   690,000
                                                      ===========  ===========



                See accompanying notes to financial statements.

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

           Quarters and Nine Months Ended September 30, 1998 and 1997

1. Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter and nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in the Form 10-K of CNL Income Fund IV, Ltd. (the "Partnership") for the year ended December 31, 1997.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

2. Land and Building on Operating Leases

   Land and buildings on operating leases consisted of the following at:

                                                     September 30, December 31,
                                                         1998          1997
                                                     ------------- ------------
     Land..........................................   $ 7,244,513  $ 8,328,572
     Buildings.....................................    11,986,558   13,684,194
                                                      -----------  -----------
                                                       19,231,071   22,012,766
     Less accumulated depreciation.................    (3,643,241)  (3,844,432)
                                                      -----------  -----------
                                                       15,587,830   18,168,334
     Less allowance for loss on land and building..           --       (70,337)
                                                      -----------  -----------
                                                      $15,587,830  $18,097,997
                                                      ===========  ===========

   In March 1998, the Partnership sold its property in Fort Myers, Florida, to a third party for $842,100 and received net sales proceeds of $794,690, resulting in a gain of $225,902 for financial reporting purposes. This property was originally acquired by the Partnership in December 1988 and had a cost of approximately $598,000 excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $196,700 in excess of its original purchase price.

   In March 1998, the Partnership sold its property in Union Township, Ohio, to a third party for $680,000 and received net sales proceeds of $674,135, resulting in a loss of $104,987 for financial reporting purposes.

   In connection with the sale of the properties described above, the Partnership incurred deferred, subordinated, real estate disposition fees of $45,663 (see Note 4).

   In July 1998, the Partnership sold its property in Leesburg, Florida, for $565,000 and received net sales proceeds of $523,931, resulting in a total loss for financial reporting purposes of $135,509. Due to the fact that

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

           Quarters and Nine Months Ended September 30, 1998 and 1997 at December 31, 1997, the Partnership had recorded a provision for loss on land and building in the amount of $70,337 for this property, the Partnership recognized the remaining loss of $65,172 for financial reporting purposes in July 1998, relating to the sale.

   In September 1998, the Partnership sold its property in Naples, Florida, to a third party for $563,000 and received net sales proceeds of $533,598, resulting in a gain of $170,281 for financial reporting purposes. This property was originally acquired by the Partnership in December 1988 and had a cost of approximately $410,500 excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $123,100 in excess of its original purchase price.

3. Investment in Joint Ventures

   In September 1998, the Partnership entered into a joint venture arrangement, Warren Joint Venture, with an affiliate of the general partners to hold one restaurant property. As of September 30, 1998, the Partnership had contributed $498,953 to the joint venture to acquire the restaurant property. As of September 30, 1998, the Partnership owned approximately a 36 percent interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with the affiliate.

   The following presents the combined, condensed financial information for all of the Partnership's investments in joint ventures and properties held as tenants-in-common at:

                                                     September 30, December 31,
                                                         1998          1997
                                                     ------------- ------------
     Land and buildings on operating leases, less
      accumulated depreciation and allowance for
      loss on land and building....................   $4,418,423    $3,338,372
     Net investment in direct financing lease, less
      allowance for loss on building...............      631,673       842,633
     Cash..........................................       21,864        12,331
     Receivables...................................       20,713        40,456
     Accrued rental income.........................      162,507       177,567
     Other assets..................................        2,513         2,029
     Liabilities...................................       37,488        16,283
     Partners' capital.............................    5,220,205     4,397,105
     Revenues......................................      236,627       434,177
     Provision for loss on land and buildings......     (455,379)     (147,039)
     Net income (loss).............................     (306,969)      126,271

   The Partnership recognized a loss totalling $143,612 and income totalling $172,340 for the nine months ended September 30, 1998 and 1997, respectively, from these joint ventures, and recognized income totalling $5,276 and $52,359 during the quarters ended September 30, 1998 and 1997, respectively.

4. Restricted Cash

   As of September 30, 1998, the net sales proceeds of $533,598 from the sale of the property in Naples, Florida, plus accrued interest of $1,371, less escrow fees of $1,950, were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional property on behalf of the Partnership.

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

           Quarters and Nine Months Ended September 30, 1998 and 1997

5. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of property, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During the nine months ended September 30, 1998 and 1997, the Partnership declared distributions to the limited partners of $3,033,748 and $2,070,000, respectively ($600,000 and $690,000 for the quarters ended September 30, 1998 and 1997, respectively). This represents distributions for the nine months ended September 30, 1998 and 1997, of $50.56 and $34.50 per unit, respectively ($10.00 and $11.50 per unit for the quarters ended September 30, 1998 and 1997, respectively). Distributions for the nine months ended September 30, 1998, included $1,233,748 as a result of the distribution of net sales proceeds from the sale of the properties in Fort Myers, Florida and Union Township, Ohio. This amount was applied toward the limited partners' 10% Preferred Return. No distributions have been made to the general partners to date.

6. Related Party Transactions

   An affiliate of the Partnership is entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the affiliate provides a substantial amount of services in connection with the sale. Payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. For the nine months ended September 30, 1998, the Partnership incurred $45,663 in deferred, subordinated, real estate disposition fees as a result of the sales of properties. No deferred, subordinated, real estate disposition fees were incurred for the nine months ended September 30, 1997.

7. Commitment

   During August 1998, the Partnership entered into an agreement with an unrelated third party to sell the Taco Bell property in Edgewood, Maryland. The general partners believe that the anticipated sales price will exceed the Partnership's cost attributable to the property; however, as of November 6, 1998, the sale had not occurred.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners
CNL Income Fund IV, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund IV, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund IV, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
January 26, 1998

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

                                 BALANCE SHEETS

                                                            December 31,
                                                       -----------------------
                                                          1997        1996
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 land and building.................................... $18,097,997 $18,737,516
Net investment in direct financing leases.............   1,269,389   1,303,604
Investment in joint ventures..........................   2,708,012   2,783,738
Cash and cash equivalents.............................     876,452     554,593
Receivables, less allowance for doubtful accounts of
 $295,580 and $156,933................................      37,669      62,561
Prepaid expenses......................................      11,115      10,935
Lease costs, less accumulated amortization of $17,956
 and $15,458..........................................      21,588       8,486
Accrued rental income.................................     287,466     269,359
Other assets..........................................         200         100
                                                       ----------- -----------
                                                       $23,309,888 $23,730,892
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $     8,576 $    10,831
Accrued construction costs payable....................     250,000         --
Accrued and escrowed real estate taxes payable........      65,176      32,729
Distributions payable.................................     690,000     690,000
Due to related parties................................      93,854      67,153
Rents paid in advance and deposits....................      49,983      32,548
                                                       ----------- -----------
  Total liabilities...................................   1,157,589     833,261
                                                       ----------- -----------
Partners' capital.....................................  22,152,299  22,897,631
                                                       ----------- -----------
                                                       $23,309,888 $23,730,892
                                                       =========== ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                  Year Ended December 31,
                                              ---------------------------------
                                                 1997        1996       1995
                                              ----------  ---------- ----------
Revenues:
  Rental income from operating leases........ $2,058,703  $2,263,677 $2,373,386
  Earned income from direct financing
   leases....................................    130,683     134,014    137,020
  Contingent rental income...................    117,031      97,318     94,101
  Interest and other income..................     35,221      47,855     21,287
                                              ----------  ---------- ----------
                                               2,341,638   2,542,864  2,625,794
                                              ----------  ---------- ----------
Expenses:
  General operating and administrative.......    149,808     161,714    140,374
  Professional services......................     33,439      29,289     31,287
  Bad debt expense...........................     12,794         --     102,431
  Real estate taxes..........................     65,316      37,589     37,745
  State and other taxes......................     16,476      21,694     19,006
  Depreciation and amortization..............    455,895     444,232    458,937
                                              ----------  ---------- ----------
                                                 733,728     694,518    789,780
                                              ----------  ---------- ----------
Income Before Equity in Earnings of Joint
 Ventures, Gain (Loss) on Sale of Land and
 Buildings and Provision for Loss on Land and
 Building....................................  1,607,910   1,848,346  1,836,014
Equity in Earnings of Joint Ventures.........    189,747     277,431    245,778
Gain (Loss) on Sale of Land and Buildings....     (6,652)    221,390    128,547
Provision for Loss on Land and Building......    (70,337)        --         --
                                              ----------  ---------- ----------
Net Income................................... $1,720,668  $2,347,167 $2,210,339
                                              ==========  ========== ==========
Allocation of Net Income:
  General partners........................... $   15,697  $   22,219 $   21,590
  Limited partners...........................  1,704,971   2,324,948  2,188,749
                                              ----------  ---------- ----------
                                              $1,720,668  $2,347,167 $2,210,339
                                              ==========  ========== ==========
Net Income Per Limited Partner Unit.......... $    28.42  $    38.75 $    36.48
                                              ==========  ========== ==========
Weighted Average Number of Limited Partner
 Units Outstanding...........................     60,000      60,000     60,000
                                              ==========  ========== ==========


                See accompanying notes to financial statements.

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

                        STATEMENTS OF PARTNERS' CAPITAL

                  Years Ended December 31, 1997, 1996 and 1995

                             General Partners                       Limited Partners
                         ------------------------- ----------------------------------------------------
                                       Accumulated                              Accumulated Syndication
                         Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                         ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1994...................   $241,504     $139,044    $30,000,000  $(16,927,963)  $13,825,240 $(3,440,000) $23,837,825
 Distributions to
  limited partners ($46
  per limited partner
  unit).................        --           --             --     (2,760,000)          --          --    (2,760,000)
 Net income.............        --        21,590            --            --      2,188,749         --     2,210,339
                           --------     --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1995...................    241,504      160,634     30,000,000   (19,687,963)   16,013,989  (3,440,000)  23,288,164
 Contributions from
  general partners......     22,300          --             --            --            --          --        22,300
 Distributions to
  limited partners ($46
  per limited partner
  unit).................        --           --             --    (2,760,000)           --          --    (2,760,000)
 Net income.............        --        22,219            --            --      2,324,948         --     2,347,167
                           --------     --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................    263,804      182,853     30,000,000   (22,447,963)   18,338,937  (3,440,000)  22,897,631
 Contributions from
  general partners......    294,000          --             --            --            --          --       294,000
 Distributions to
  limited partners ($46
  per limited partner
  unit).................        --           --             --     (2,760,000)          --          --    (2,760,000)
 Net income.............        --        15,697            --            --      1,704,971         --     1,720,668
                           --------     --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................   $557,804     $198,550    $30,000,000  $(25,207,963)  $20,043,908 $(3,440,000) $22,152,299
                           ========     ========    ===========  ============   =========== ===========  ===========



                See accompanying notes to financial statements.

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOWS

                                               Year Ended December 31,
                                         -------------------------------------
                                            1997         1996         1995
                                         -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
Cash Flows from Operating Activities:
  Cash received from tenants...........  $ 2,345,612  $ 2,588,248  $ 2,586,716
  Distributions from joint ventures....      265,473      305,866      271,006
  Cash paid for expenses...............     (211,213)    (206,059)    (205,759)
  Interest received....................       18,100       25,909       18,430
                                         -----------  -----------  -----------
    Net cash provided by operating
     activities........................    2,417,972    2,713,964    2,670,393
                                         -----------  -----------  -----------
Cash Flows from Investing Activities:
  Proceeds from sale of land and
   building............................      378,149    1,049,550      518,650
  Additions to land and buildings on
   operating leases....................          --    (1,035,516)      (1,628)
  Investment in joint venture..........          --      (437,489)         --
  Decrease (increase) in restricted
   cash................................          --       518,150     (518,150)
  Payment of lease costs...............      (17,384)      (2,230)      (1,800)
  Other................................        9,122          --           --
                                         -----------  -----------  -----------
    Net cash provided by (used in)
     investing activities..............      369,887       92,465       (2,928)
                                         -----------  -----------  -----------
Cash Flows from Financing Activities:
  Reimbursement of acquisition costs
   paid by related parties on behalf of
   the Partnership.....................          --           --        (1,175)
  Contributions from General Partners..      294,000       22,300          --
  Distributions to limited partners....   (2,760,000)  (2,760,000)  (2,760,000)
                                         -----------  -----------  -----------
    Net cash used in financing
     activities........................   (2,466,000)  (2,737,700)  (2,761,175)
                                         -----------  -----------  -----------
Net Increase (Decrease) in Cash and
 Cash Equivalents......................      321,859       68,729      (93,710)
Cash and Cash Equivalents at Beginning
 of Year...............................      554,593      485,864      579,574
                                         -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year..................................  $   876,452  $   554,593  $   485,864
                                         ===========  ===========  ===========
Reconciliation of Net Income to Net
 Cash Provided by Operating Activities:
Net income.............................  $ 1,720,668  $ 2,347,167  $ 2,210,339
                                         -----------  -----------  -----------
Adjustments to reconcile net income to
 net cash provided by operating
 activities:
  Depreciation.........................      453,397      442,065      455,543
  Amortization.........................        2,498        2,167        3,394
  Equity in earnings of joint ventures,
   net of distributions................       75,726       28,435       25,228
  Loss (gain) on sale of land and
   buildings...........................        6,652     (221,390)    (128,547)
  Provision for loss on land and
   building............................       70,337          --           --
  Decrease in receivables..............       18,216       41,531       93,451
  Increase in prepaid expenses.........         (180)      (1,202)      (1,747)
  Decrease in net investment in direct
   financing leases....................       34,215       30,885       27,879
  Increase in accrued rental income....      (39,669)     (21,520)     (22,921)
  Increase (decrease) in accounts
   payable and accrued expenses........       31,976       11,162       (3,532)
  Increase in due to related parties...       26,701       39,987       27,166
  Increase (decrease) in rents paid in
   advance and deposits................       17,435       14,677      (15,860)
                                         -----------  -----------  -----------
    Total adjustments..................      697,304      366,797      460,054
                                         -----------  -----------  -----------
    Net Cash Provided by Operating
     Activities........................  $ 2,417,972  $ 2,713,964  $ 2,670,393
                                         ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Financing Activities:
  Distributions declared and unpaid at
   December 31.........................  $   690,000  $   690,000  $   690,000
                                         ===========  ===========  ===========

                See accompanying notes to financial statements.

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

                         NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1997, 1996 and 1995

1. Significant Accounting Policies

   Organization and Nature of Business--CNL Income Fund IV, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note 4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date.

     When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs.

     When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

     Investment in Joint Ventures--The Partnership's investments in Holland Joint Venture, Titusville Joint Venture, Cocoa Joint Venture, Auburn Joint Venture, Kingsville Real Estate Joint Venture and a property in Clinton, North Carolina, held as tenants-in-common, are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

     Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

     Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

     Lease Costs--Brokerage fees associated with negotiating new leases are amortized over the terms of the new leases using the straight-line method.

     Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

     Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.
     Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases

   The Partnership leases its land or land and buildings primarily to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The leases generally are classified as operating leases; however, some leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portion of one of these leases is an operating lease. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant generally pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two or four successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

3. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at December 31:

                                                         1997         1996
                                                      -----------  -----------
     Land............................................ $ 8,328,572  $ 8,694,357
     Buildings.......................................  13,684,194   13,434,194
                                                      -----------  -----------
                                                       22,012,766   22,128,551
     Less accumulated depreciation...................  (3,844,432)  (3,391,035)
                                                      -----------  -----------
                                                       18,168,334   18,737,516
     Less allowance for loss on land and building....     (70,337)         --
                                                      -----------  -----------
                                                      $18,097,997  $18,737,516
                                                      ===========  ===========

   In September 1996, the Partnership sold its Property in Tampa, Florida, for 1,090,000 and received net sales proceeds of $1,049,550, resulting in a gain of $221,390 for financial reporting purposes. This Property was originally acquired by the Partnership in December 1988 and had a cost of approximately $832,800, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the Property for approximately $216,800 in excess of its original purchase price. In December 1996, the Partnership reinvested approximately $1,026,200 in a Boston Market property located in Richmond, Virginia.

   In July 1997, the Partnership entered into new leases for the properties in Portland and Winchester, Indiana, with a new tenant to operate the properties as Arby's restaurants. In connection therewith, the Partnership incurred $125,000 in renovation costs for each property.

   In November 1997, the Partnership sold its property in Douglasville, Georgia to an unrelated third party for $402,000 and received net sales proceeds of $378,149 (net of $2,546 which represents amounts due to the former tenant for prorated rent). This property was originally acquired by the Partnership in December 1994 and had a cost of approximately $363,800, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $16,900 in excess of its original purchase price. Due to the fact that the Partnership had recognized accrued rental income since the inception of the lease relating to the straight-lining of future scheduled rent increases in accordance with generally accepted accounting principles, the Partnership wrote off the cumulative balance of such accrued rental income at the time of the sale of this property, resulting in a loss of $6,652 for financial reporting purposes. Due to the fact that the straight-lining of future rent increases over the term of the lease is a non-cash accounting adjustment, the write off of these amounts is a loss for financial statement purposes only.

   At December 31, 1997, the Partnership established an allowance for loss on land and building in the amount of $70,337 for financial reporting purposes for the property in Leesburg, Florida. The allowance represents the difference between the property's carrying value at December 31, 1997 and the estimated net realizable value of this property based on an anticipated sales price.

   Some leases provide for escalating guaranteed minimum rents throughout the lease terms. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997, 1996 and 1995, the Partnership recognized $39,669, $21,520 and
$22,921, respectively, of such rental income.

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995
   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1997:

            1998............................. $ 1,996,330
            1999.............................   2,007,362
            2000.............................   2,009,453
            2001.............................   1,979,003
            2002.............................   1,983,101
            Thereafter.......................  12,867,319
                                              -----------
                                              $22,842,568
                                              ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Net Investment in Direct Financing Leases

   The following lists the components of the net investment in direct financing leases at December 31:

                                                          1997         1996
                                                       -----------  -----------
     Minimum lease payments receivable................ $ 1,825,690  $ 1,990,589
     Estimated residual values........................     527,829      527,829
     Less unearned income.............................  (1,084,130)  (1,214,814)
                                                       -----------  -----------
     Net investment in direct financing leases........ $ 1,269,389  $ 1,303,604
                                                       ===========  ===========

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1997:

            1998.............................. $  164,899
            1999..............................    164,899
            2000..............................    164,899
            2001..............................    164,899
            2002..............................    164,899
            Thereafter........................  1,001,195
                                               ----------
                                               $1,825,690
                                               ==========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

5. Investment in Joint Ventures

   The Partnership has a 51 percent, a 26.6%, a 57 percent, a 96.1% and a 68.87% interest in the profits and losses of Holland Joint Venture, Titusville Joint Venture, Cocoa Joint Venture, Auburn Joint Venture and Kingsville Real Estate Joint Venture, respectively.

                           CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

                 Years Ended December 31, 1997, 1996 and 1995

   In January 1996, the Partnership acquired a property in Clinton, North Carolina, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1997, the Partnership owned a 53.68% interest in this property.

   The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners. Holland Joint Venture, Titusville Joint Venture, Cocoa Joint Venture, Auburn Joint Venture, Kingsville Real Estate Joint Venture and the Partnership and affiliates, as tenants-in-common, each own and lease one property to an operator of national fast-food or family-style restaurants.

   The following presents the joint ventures' combined, condensed financial information at December 31:

                                                             1997       1996
                                                          ---------- ----------
     Land and buildings on operating leases, less
      accumulated depreciation and allowance for loss on
      land and building.................................  $3,338,372 $3,565,440
     Net investment in direct financing leases..........     842,633    859,667
     Cash...............................................      12,331     11,001
     Receivables........................................      40,456     34,308
     Accrued rental income..............................     177,567    168,784
     Other assets.......................................       2,029     30,143
     Liabilities........................................      16,283     10,724
     Partners' capital..................................   4,397,105  4,658,619
     Revenues...........................................     434,177    511,606
     Net income.........................................     126,271    411,884

   The Partnership recognized income totalling $189,747, $277,431 and $245,778 for the years ended December 31, 1997, 1996 and 1995, respectively, from these joint ventures.

6. Receivables

   In June 1997, the Partnership terminated the leases with the tenant of the properties in Portland and Winchester, Indiana. In connection therewith, the Partnership accepted a promissory note from the former tenant for $32,343 for amounts relating to past due real estate taxes the Partnership had accrued as a result of the former tenant's financial difficulties. The promissory note, which is uncollateralized, bears interest at a rate of ten percent per annum, and is being collected in 36 monthly installments. Receivables at December 31, 1997 included $7,106 of such amounts.

7. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of property, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995
   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During each of the years ended December 31, 1997, 1996 and 1995, the Partnership declared distributions to the limited partners of $2,760,000. No distributions have been made to the general partners to date.

8. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1997        1996        1995
                                             ----------  ----------  ----------
     Net income for financial reporting
      purposes.............................  $1,720,668  $2,347,167  $2,210,339
     Depreciation for tax reporting
      purposes in excess of depreciation
      financial reporting purposes.........      (9,203)    (17,764)    (16,933)
     Allowance for loss on land and
      building.............................      70,337         --          --
     Direct financing leases recorded as
      operating leases for tax reporting
      purposes.............................      34,215      30,885      27,879
     Gain on sale of land and buildings for
      financial reporting purposes less
      than (in excess of) gain for tax
      reporting purposes...................      44,918    (140,228)   (128,547)
     Equity in earnings of joint ventures
      for financial reporting purposes in
      excess of equity in earnings of joint
      ventures for tax reporting purposes..      51,115     (25,853)    (22,624)
     Allowance for doubtful accounts.......     138,647      (9,933)    122,022
     Accrued rental income.................     (39,669)    (21,520)    (22,921)
     Rents paid in advance.................       7,435      14,677     (15,860)
                                             ----------  ----------  ----------
     Net income for federal income tax
      purposes.............................  $2,018,463  $2,177,431  $2,153,355
                                             ==========  ==========  ==========

9. Related Party Transactions

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the parent company of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, served as president of CNL Fund Advisors, Inc. through October 1997. CNL Income Fund Advisors, Inc. was a wholly owned subsidiary of CNL Group, Inc. until its merger, effective January 1, 1996, with CNL Fund Advisors, Inc. During the years ended December 31, 1997, 1996 and 1995, CNL Income Fund Advisors, Inc. and CNL Fund Advisors, Inc. (hereinafter referred to collectively as the "Affiliates") each performed certain services for the Partnership, as described below.

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

   During the years ended December 31, 1997, 1996 and 1995, certain Affiliates acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliates an annual, noncumulative, subordinated management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures, but not in excess of competitive fees for comparable services. These fees will be incurred and will be payable only after the limited partners receive their 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners do not receive their 10% Preferred Return in any particular year, no management fees will be due or payable for such year. As a result of such threshold, no management fees were incurred during the years ended December 31, 1997, 1996 and 1995.

   Certain Affiliates are also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if Affiliates provide a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1997, 1996 and 1995, the Affiliates provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $81,838, $85,899 and $79,776 for the years ended December 31, 1997, 1996 and 1995, respectively, for such services.

   The due to related parties consisted of the following at December 31:

                                                                 1997    1996
                                                                ------- -------
     Due to Affiliates:
       Expenditures incurred on behalf of the Partnership...... $48,126 $39,279
       Accounting and administrative services..................  40,728  27,874
       Other...................................................   5,000     --
                                                                ------- -------
                                                                $93,854 $67,153
                                                                ======= =======

10. Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures), for at least one of the years ended December 31:

                                                        1997     1996     1995
                                                      -------- -------- --------
     Shoney's, Inc. ................................. $427,238 $425,390 $423,124
     Tampa Foods, L.P................................  215,265  291,347  320,883

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including

                            CNL INCOME FUND IV, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995 the Partnership's share of total rental and earned income from joint ventures) for at least one of the years ended December 31:

                                                       1997     1996     1995
                                                     -------- -------- --------
     Shoney's....................................... $557,303 $557,841 $559,710
     Wendy's Old Fashioned Hamburger Restaurants....  432,585  499,305  525,948
     Denny's........................................  345,749  360,080  358,467
     Taco Bell......................................  262,909  251,314  251,273

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any of these lessees or restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to the Company gives effect to the Acquisition, and is based on estimates and assumptions set for the below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company, the historical combined financial information of CNL Income Fund IV, Ltd. (the "CNL Income Fund"), the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on September 30, 1998; the pro forma consolidated statements of earnings assume that the Property Acquisitions (as defined on page ) and the Acquisition occurred on January 1, 1997.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.



   See accompanying notes and management's assumptions to unaudited pro forma financial statements.

                       CNL AMERICAN PROPERTIES FUND, INC.

                       UNAUDITED PRO FORMA BALANCE SHEET

                               September 30, 1998

                                                  Historical                                          Pro Forma
                   -------------------------------------------------------------------------  -----------------------------
                                                           CNL
                                 CNL Income             Financial      CNL
                                  Fund IV,              Services,   Financial     Combined
                       APF          Ltd.      Advisor      Inc.       Corp.      Portfolios   Adjustments       Pro Forma
                   ------------  ----------- ---------- ---------- ------------ ------------  ------------     ------------
     ASSETS:
Land and
 buildings on
 operating
 leases, net.....  $298,967,972  $15,587,830 $        0 $        0 $          0 $314,555,802  $  6,638,872 (1)
                                                                                                26,052,741 (2) $347,247,415
Net investment in
 direct financing
 leases..........   117,028,760    1,241,326          0          0            0  118,270,086       510,920 (1)  118,781,006
Mortgages and
 notes
 receivable......    33,523,506            0          0          0  173,776,981  207,300,487       849,195 (2)  208,149,682
Other
 Investments.....    16,200,316            0    200,000          0    6,561,628   22,961,944           --        22,961,944
Investment in
 joint ventures..       631,374    2,883,497          0          0            0    3,514,871       995,429 (1)    4,510,300
Cash and cash
 equivalents.....    90,674,289    1,298,378    283,300    599,997    5,098,033   97,953,997      (338,472)(1)
                                                                                                (8,933,000)(1)
                                                                                               (26,901,936)(2)   61,780,589
Receivables......       575,104       18,718  7,544,985  6,824,632      517,471   15,480,910    (7,987,572)(3)    7,493,338
Accrued rental
 income..........     3,071,451      270,472          0          0            0    3,341,923      (270,472)(1)    3,071,451
Other assets.....     5,711,195       31,060    401,524    295,570    3,854,477   10,293,826    41,929,076 (1)
                                                                                                (3,685,893)(1)   48,537,009
                   ------------  ----------- ---------- ---------- ------------ ------------  ------------     ------------
 Total assets....  $566,383,967  $21,331,281 $8,429,809 $7,720,199 $189,808,590 $793,673,846  $ 28,858,888     $822,532,734
                   ============  =========== ========== ========== ============ ============  ============     ============
  LIABILITIES &
     EQUITY:
Accounts payable
 and accrued
 liabilities.....  $    379,496  $    82,998 $  449,751 $  193,949 $  1,236,138 $  2,342,332  $        --      $  2,342,332
Accrued
 construction
 costs payable...     3,045,304            0          0          0            0    3,045,304           --         3,045,304
Distributions
 payable.........             0      600,000  2,220,000          0            0    2,820,000           --         2,820,000
Due to related
 parties.........     2,552,411      138,193          0  1,452,512    6,556,920   10,700,036    (7,987,572)(3)    2,712,464
Income tax
 payable.........             0            0  1,989,003          0    1,001,861    2,990,864    (2,990,864)(4)            0
Line of credit...     6,765,575            0          0          0            0    6,765,575           --         6,765,575
Notes payable....             0            0    390,398     28,462  175,528,203  175,947,063           --       175,947,063
Deferred income..     1,015,758            0          0          0            0    1,015,758           --         1,015,758
Rents paid in
 advance.........       437,497       81,329          0          0            0      518,826           --           518,826
Minority
 interest........       282,544            0          0          0            0      282,544           --           282,544
Common Stock.....       621,187            0      9,800      2,000          200      633,187       137,342 (1)      770,529
Additional paid
 in capital......   556,830,578            0    482,964  5,231,827    3,887,496  566,432,865   139,590,061 (1)  706,022,926
Accumulated
 distributions in
 excess of net
 earnings........    (5,546,383)           0  2,887,893    811,449    1,597,772     (249,269)  (82,452,182)(1)
                                                                                                 2,990,864 (4)  (79,710,587)
Partners
 capital.........             0   20,428,761          0          0            0   20,428,761   (20,428,761)(1)            0
                   ------------  ----------- ---------- ---------- ------------ ------------  ------------     ------------
 Total
  liabilities and
  equity.........  $566,383,967  $21,331,281 $8,429,809 $7,720,199 $189,808,590 $793,673,846  $ 28,858,888     $822,532,734
                   ============  =========== ========== ========== ============ ============  ============     ============

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                               September 30, 1998

                                                   Historical                                         Pro Forma
                      -----------------------------------------------------------------------  ----------------------------
                                                              CNL
                                   CNL Income              Financial      CNL
                                    Fund IV,               Services,   Financial   Combined
                          APF         Ltd.       Advisor      Inc.       Corp.    Portfolios   Adjustments       Pro Forma
                      -----------  ----------  ----------- ----------  ---------- -----------  ------------     -----------
Revenues:
 Rental and earned
  income............  $22,947,199  $1,731,672  $         0 $        0  $        0 $24,678,871  $  9,635,208 (a)
                                                                                                     15,215 (b) $34,329,294
 Fees...............            0           0   21,405,127  5,115,549       6,817  26,527,493   (21,008,296)(c)
                                                                                                 (2,875,906)(d)   2,643,291
 Interest and other
  income............    6,117,911      46,143          751    432,506  18,031,141  24,628,452     1,526,547 (e)  26,154,999
                      -----------  ----------  ----------- ----------  ---------- -----------  ------------     -----------
 Total revenue......   29,065,110   1,777,815   21,405,878  5,548,055  18,037,958  75,834,816   (12,707,232)     63,127,584
Expenses:
 General and
  administrative....    1,539,004     207,435    6,701,115  4,107,311   2,597,171  15,152,036    (1,304,519)(f)
                                                                                                 (1,415,100)(g)
                                                                                                    (31,799)(h)  12,400,618
 Advisory fees......    1,248,393           0            0          0   1,026,231   2,274,624    (2,274,624)(i)           0
 Fees to Restaurant
  Financial Services
  Group.............            0           0      256,456  1,569,202           0   1,825,658    (1,825,658)(n)           0
 Interest...........            0           0      105,668      3,534  14,230,999  14,340,201       (68,670)(m)  14,271,531
 State taxes........      397,569      15,747       15,226     18,564     201,616     648,722        37,283 (j)     686,005
 Depreciation--
  other.............            0           0       75,607     55,056           0     130,663             0         130,663
 Depreciation--
  property..........    2,684,924     324,111            0          0           0   3,009,035     1,561,563 (k)   4,570,598
 Amortization.......        8,096       2,724       55,932        138     945,299   1,012,189     1,572,340 (l)   2,584,529
                      -----------  ----------  ----------- ----------  ---------- -----------  ------------     -----------
 Total operating
  expenses..........    5,877,986     550,017    7,210,004  5,753,805  19,001,316  38,393,128    (3,749,184)     34,643,944
                      -----------  ----------  ----------- ----------  ---------- -----------  ------------     -----------
Operating earnings
 (losses)...........   23,187,124   1,227,798   14,195,874   (205,750)  (963,358)  37,441,688    (8,958,048)     28,483,640
 Equity in earnings
  of joint
  ventures/minority
  interest..........      (23,271)   (143,612)           0     12,452           0    (154,431)            0        (154,431)
 Gain on sale of
  properties........            0     226,024            0          0           0     226,024             0         226,024
 Gain on
  securitization....            0           0            0          0   3,018,268   3,018,268             0       3,018,268
                      -----------  ----------  ----------- ----------  ---------- -----------  ------------     -----------
Net earnings
 (losses) before
 income taxes.......   23,163,853   1,310,210   14,195,874   (193,298)  2,054,910  40,531,549    (8,958,048)     31,573,501
 Provision (credit)
  for federal income
  taxes.............            0           0    5,607,415    (81,229)    789,895   6,316,081    (6,316,081)(o)           0
                      -----------  ----------  ----------- ----------  ---------- -----------  ------------     -----------
Net income..........  $23,163,853  $1,310,210  $ 8,588,459 $ (112,069) $1,265,015 $34,215,468  $ (2,641,967)    $31,573,501
                      ===========  ==========  =========== ==========  ========== ===========  ============     ===========
Earnings per share..  $      0.49                                                                               $      0.44
                      ===========                                                                               ===========
Shares outstanding:
 Weighted average...   47,633,909                                                                                72,358,425(p)
                      ===========                                                                               ===========
 End of period......   62,118,679                                                                                77,052,848
                      ===========                                                                               ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                      For the year ended December 31, 1997

                                                    Historical                                        Pro Forma
                       ----------------------------------------------------------------------- ---------------------------
                                                              CNL
                                    CNL Income             Financial       CNL
                                     Fund IV,              Services,    Financial   Combined
                           APF         Ltd.      Advisor      Inc.        Corp.    Portfolios  Adjustments      Pro Forma
                       -----------  ----------  ---------- ----------  ----------- ----------- -----------     -----------
Revenues:
 Rental and earned
  income.............  $15,490,615  $2,306,417  $        0 $        0  $         0 $17,797,032 $24,048,982 (a)
                                                                                                    40,472 (b) $41,886,486
 Fees................            0           0   8,310,836  5,965,110       73,704  14,349,650  (9,072,165)(c)
                                                                                                (2,662,141)(d)   2,615,344
 Interest and other
  income.............    3,967,318      35,221     165,569          0   10,932,843  15,100,951     249,395 (e)  15,350,346
                       -----------  ----------  ---------- ----------  ----------- ----------- -----------     -----------
 Total Revenue.......   19,457,933   2,341,638   8,476,405  5,965,110   11,006,547  47,247,633  12,604,543      59,852,176
Expenses:
 General and
  administrative.....    1,010,725     261,357   4,266,169  1,889,904      828,848   8,257,003    (737,400)(f)
                                                                                                (1,619,238)(g)
                                                                                                   (40,154)(h)   5,860,211
 Advisory fees.......      804,879           0           0          0    1,802,532   2,607,411  (2,607,411)(i)           0
 Fees to Restaurant
  Financial Services
  Group..............            0           0     151,041    594,041            0     745,082    (745,082)(n)           0
 Interest............            0           0     162,153    183,315    8,320,000   8,665,468     (81,594)(m)   8,583,874
 State taxes.........      251,358      16,476      12,084      1,294        1,600     282,812      14,453 (j)     297,265
 Depreciation--
  other..............            0           0      48,490     14,637            0      63,127         --           63,127
 Depreciation--
  property...........    1,784,269     453,397           0          0            0   2,237,666   3,230,497 (k)   5,468,163
 Amortization........       10,793       2,498      18,093     61,324      916,577   1,009,285   2,096,454 (l)   3,105,739
                       -----------  ----------  ---------- ----------  ----------- ----------- -----------     -----------
 Total operating
  expenses...........    3,862,024     733,728   4,658,030  2,744,515   11,869,557  23,867,854    (489,475)     23,378,379
                       -----------  ----------  ---------- ----------  ----------- ----------- -----------     -----------
Operating earnings
 (losses)............   15,595,909   1,607,910   3,818,375  3,220,595    (863,010)  23,379,779  13,094,018      36,473,797
 Equity in earnings
  of joint
  ventures/minority
  interest...........      (31,453)    189,747           0   (126,627)           0      31,667         --           31,667
 (Loss) on sale of
  properties.........            0      (6,652)          0          0            0     (6,652)         --           (6,652)
 Provision for loss
  on properties......            0     (70,337)          0          0            0    (70,337)         --          (70,337)
                       -----------  ----------  ---------- ----------  ----------- ----------- -----------     -----------
Net earnings before
 income taxes........   15,564,456   1,720,668   3,818,375  3,093,968    (863,010)  23,334,457  13,094,018      36,428,475
 Provision (credit)
  for federal income
  taxes..............            0           0   1,508,258  1,272,133    (317,785)   2,462,606  (2,462,606)(o)           0
                       -----------  ----------  ---------- ----------  ----------- ----------- -----------     -----------
Net earnings
 (losses)............  $15,564,456  $1,720,668  $2,310,117 $1,821,835  $ (545,225) $20,871,851 $15,556,624     $36,428,475
                       ===========  ==========  ========== ==========  =========== =========== ===========     ===========
Earnings per share...  $      0.66                                                                             $      0.50
                       ===========                                                                             ===========
Shares outstanding:
 Weighted average....   23,423,868                                                                              73,029,587(p)
                       ===========                                                                             ===========
 End of period.......   36,192,971                                                                              73,029,587
                       ===========                                                                             ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                         PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

   The Pro Forma Balance Sheet as of September 30, 1998 reflects the transactions of the acquisition of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group (the "Acquisition Proposal") as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the nine months ended September 30, 1998, and for the year ended December 31, 1997, have been prepared to reflect a) the issuance of additional shares and the property acquisitions completed from January 1, 1997 through November 30, 1998 ("Offering and Property Transactions") and b) the transactions of the Acquisition Proposal as set forth in this Proxy Statement. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company and the historical combined financial information of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and the CNL Restaurant Financial Services Group. The Pro Forma Balance Sheet was prepared as if the Offering and Property Transactions and the Acquisition Proposal occurred on September 30, 1998. The Pro Forma Statements of Earnings were prepared as if the Property Acquisitions and the Acquisition Proposal occurred as of January 1, 1997. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the Offering and Acquisition Transaction and the Acquisition Proposal had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the Acquisition Proposal have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2. Method of Accounting

   The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group will be accounted for under the purchase accounting method. The Company will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the Company will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an operating expense on the Company's consolidated statements of earnings, but the Company will not deduct this expense for purposes of calculating funds from operations due to the non-recurring and non-cash nature of the expense.

   All significant intercompany balances and transactions between the Company, CNL Income Fund, Advisor and CNL Restaurant Financial Services Group have been eliminated in the pro forma financial statements.

3. Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of September 30, 1998, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at an annual meeting of stockholders, the stockholders of the Company approved an amendment to increase the number of authorized shares to an amount necessary to enable the Company to issue the shares for the Acquisition.

     (1) Represents the payment of $338,472 in cash and the issuance of 14,934,169 common shares in consideration for the purchase of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 at a share price of $10 plus estimated transaction costs. The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group has been accounted for under the purchase accounting method and goodwill was recognized to the extent that the consideration paid

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

  exceeded the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on the Company's statement of earnings. The Company will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by the Company.

       CNL Income Fund............................................ $ 26,680,162
       Advisor....................................................   76,000,000
       CNL Restaurant Financial Services Group....................   47,000,000
                                                                   ------------
         Total Purchase Price (cash and shares)...................  149,680,162
       Less cash paid to CNL Income Fund..........................     (338,472)
                                                                   ------------
         Share consideration......................................  149,341,690
       Transaction costs of the Company...........................    8,933,000
                                                                   ------------
         Total costs incurred..................................... $158,274,690
                                                                   ============

    In addition, the Company i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the CNL Income Fund carrying value of land and building on operating leases by $6,638,872, net investment in direct financing leases by $510,920, investment in joint venture by $995,429, made downward adjustments to the carrying value of accrued rental income of $270,472, made downward adjustments to other assets of $3,685,893 to adjust historical values to fair value, iii) recorded goodwill of $41,929,076 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $77,155,068 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $20,428,761 of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group.

     (2) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

     (3) Represents the elimination by the CNL Income Fund of $138,193 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by the Company of $1,208,000 in related party payables recorded as receivables by the Advisor.

     (4) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


4. Adjustments to Pro Forma Income Statements

(I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the nine months ended September 30, 1998, as if the Acquisition was consummated as of January 1, 1997.

  (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and
      2) properties that were developed by the Company from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

       Rental and earned income on Property Transactions by the
        Company.................................................... $9,635,208

  (b) Represents $15,215 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.

  (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees.......................................... $ (1,569,202)
       Secured equipment lease fee...............................      (44,426)
       Advisory fees.............................................   (1,722,383)
       Reimbursement of administrative costs.....................     (290,402)
       Acquisition fees..........................................  (15,392,193)
       Underwriting fees.........................................     (254,945)
       Administrative fees.......................................     (148,491)
       Executive fee.............................................     (310,000)
       Guarantee fees............................................      (93,750)
       Servicing fee.............................................   (1,014,117)
       Development fees..........................................     (166,876)
       Consulting fee............................................       (1,511)
                                                                  ------------
         Total................................................... $(21,008,296)
                                                                  ============

  (d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

  (e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


  (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

       Reimbursement of administrative costs...................... $  (290,402)
       Servicing fee..............................................  (1,014,117)
                                                                   -----------
                                                                   $(1,304,519)
                                                                   ===========

  (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and 2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

       General and administrative costs........................... $(1,415,100)

  (h) Represents savings of $31,799 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

  (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services
      Group:

       Advisory fees............................................... $(1,722,383)
       Administrative fees.........................................    (148,491)
       Executive fee...............................................    (310,000)
       Guarantee fees..............................................     (93,750)
                                                                    -----------
                                                                    $(2,274,624)
                                                                    ===========

  (j) Represents additional income taxes of $37,283 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.

  (k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

       Depreciation expense.......................................... $1,561,563

  (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (2)

       Amortization of goodwill..................................... $1,572,340

  (m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in II (d) below.

       Interest expense............................................... $(68,670)

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

  (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees............................................ $(1,569,202)
       Underwriting fees...........................................    (254,945)
       Consulting fee..............................................      (1,511)
                                                                    -----------
                                                                    $(1,825,658)
                                                                    ===========

  (o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

  (p) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the proforma financial statements, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

(II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1997, as if the Acquisition was consummated as of January 1, 1997.

  (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and
      2) properties that were developed by the Company from January 1, 1997 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

       Rental and earned income on Property Transactions by the
        Company................................................... $24,048,982

  (b) Represents $40,472 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.

  (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees........................................... $  (594,041)
       Secured equipment lease fee................................    (375,219)
       Advisory fees..............................................  (1,775,680)
       Reimbursement of administrative costs......................    (138,412)
       Acquisition fees...........................................  (3,887,483)
       Underwriting fees..........................................    (151,041)
       Administrative fees........................................    (269,231)
       Executive fee..............................................    (250,000)
       Guarantee fees.............................................    (312,500)
       Arrangement fees...........................................    (350,000)
       Servicing fee..............................................    (598,988)
       Development fees...........................................    (369,570)
                                                                   -----------
       Total...................................................... $(9,072,165)
                                                                   ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


  (d) Represents the deferral of $2,662,141 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

  (e) Represents the elimination of interest income of $1,931,331 earned during the year ended December 31, 1997 assuming all monies raised during 1997 and all cash held on January 1, 1997 was used to effect the Acquisition on January 1, 1997, represents interest income of $2,047,619 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the recognition of $133,107 of origination fees collected during the year ended December 31, 1997 which were deferred in (d) and are being amortized and recorded as interest income.

  (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

       Reimbursement of administrative costs........................ $(138,412)
       Servicing fee................................................  (598,988)
                                                                     ---------
                                                                     $(737,400)
                                                                     =========

  (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and 2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

       General and administrative costs........................... $(1,619,238)

  (h) Represents savings of $40,154 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

  (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services
      Group:

       Advisory fees............................................... $(1,775,680)
       Administrative fees.........................................    (269,231)
       Executive fee...............................................    (250,000)
       Guarantee fees..............................................    (312,500)
                                                                    -----------
                                                                    $(2,607,411)
                                                                    ===========

  (j) Represents additional income taxes of $14,453 resulting from assuming that acquisitions from January 1, 1997 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.

  (k) Represents increase in depreciation of the building portion of the properties acquired from January 1, 1997 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

  up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

       Depreciation expense.......................................... $3,230,497

  (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (2)

       Amortization of goodwill..................................... $2,096,454

  (m) Represents elimination of yearly amortization of arrangement fees of $350,000 capitalized as deferred costs and amortized as interest expense and the capitalization of interest expense during the period that properties were under development.

       Amortization of arrangement fees.............................. $(24,144)
       Capitalization of interest during development period..........  (57,450)
                                                                      --------
                                                                      $(81,594)
                                                                      ========

  (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees.............................................. $(594,041)
       Underwriting fees.............................................  (151,041)
                                                                      ---------
                                                                       (745,082)
                                                                      =========

  (o) Represents the elimination of $2,462,606 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

  (p) Common shares issued during the period were assumed to have been issued and outstanding as of January 1, 1997. For purposes of the proforma financial statement, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

                                                                     Appendix A

             [LETTERHEAD OF LEGG MASON WOOD WALKER, INCORPORATED]

                                March 10, 1999

James M. Seneff, Jr.
Robert A. Bourne
CNL Realty Corporation
as General Partners of
CNL Income Fund IV, Ltd.
400 East South Street
Orlando, FL 32801-2878

               Re: CNL Income Fund IV, Ltd. (the "Partnership")

Gentlemen:

   You have requested our opinion as investment bankers (a) as to the fairness, from a financial point of view, to the Partnership and its limited partners of the shares of common stock (the "Common Stock") of CNL American Properties Fund, Inc. (the "Acquiror") offered to them in the Merger (as defined below), (b) as to the fairness, from a financial point of view, of the aggregate Common Stock offered to the CNL Income Funds (as defined below) in the Merger Transactions (as defined below) and (c) as to the fairness, from a financial point of view, of the method of allocating the aggregate shares of Common Stock among the CNL Income Funds in the Merger Transactions. Under the terms of an agreement and plan of merger (the "Merger Agreement"), dated March 11, 1999, between the Partnership and the Acquiror, the Partnership will merge with and into a wholly owned subsidiary of the Acquiror and the partners of the Partnership will be offered shares of Common Stock as determined pursuant to the Merger Agreement (the "Share Consideration"); such transaction is hereafter referred to as the "Merger."

   The Partnership is one of eighteen Florida limited partnerships (the "CNL Income Funds") served by Messrs. Seneff, Bourne and CNL Realty Corporation as general partners (the "General Partners"). Each CNL Income Fund has executed a merger agreement with the Acquiror on terms similar to the Merger Agreement. The transactions to occur under such merger agreements are referred to as the "Merger Transactions."

   In connection with our opinion, we have, among other things:

     (i) reviewed the Merger Agreement and the merger agreements for each of the Merger Transactions;

     (ii) reviewed the Registration Statement on Form S-4 with respect to the Merger Transactions as filed on March 12, 1999;

     (iii) reviewed the financial statements and the related filings of the Partnership and the other CNL Income Funds on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (iv) reviewed the financial statements and the related filings of the Acquiror on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (v) reviewed certain internal information concerning the business and operations of the Partnership and the other CNL Income Funds furnished to us by the General Partners, including a draft of the Partnership's and the other CNL Income Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vi) reviewed certain internal information concerning the business and operations of the Acquiror furnished to us by management of the Acquiror, including a draft of the Acquiror's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vii) reviewed certain financial data and operating statistics relating to the Partnership, the other CNL Income Funds and the Acquiror provided by the General Partners and the Acquiror and compared them with similar information of selected public companies that we deemed relevant to our inquiry;

     (viii) reviewed the appraisal (the "Appraisal") of the properties of the Partnership and the other CNL Income Funds prepared by Valuation Associates and dated January 6, 1999;

     (ix) held meetings and discussions with certain directors, officers and employees of the General Partners and the Acquiror concerning the operations, financial condition and future prospects of the Partnership, the other CNL Income Funds and the Acquiror; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Partnership, the other CNL Income Funds and the Acquiror. We have further relied upon the assurances of the General Partners that they are unaware of any factors that would materially alter the conclusions made in Legg Mason's fairness opinion, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments of the General Partners and the Acquiror as to the future performance of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason also assumed, with the consent of the General Partners, that any material liabilities (contingent or otherwise, known or unknown) of the Partnership, the other CNL Income Funds and the Acquiror are as set forth in the financial statements of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason also assumed with the consent of the General Partners that the table prepared by or for the General Partners of the allocation of Share Consideration among the General Partners and the limited partners of the Partnership has been prepared in accordance with and complies with the terms and conditions of the partnership agreement of the Partnership. Legg Mason also assumed that the Appraisal was reasonably prepared by and reflected the good faith judgments of Valuation Associates and Legg Mason does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership, the other CNL Income Funds or the Acquiror. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof.

   We have acted as financial advisor to the General Partners and will receive a fee for our services. It is understood that this letter is for the information of the General Partners in their evaluation of the Merger Transactions and our opinion does not constitute a recommendation to the General Partners or any limited partner of the Partnership or any of the other CNL Income Funds as to how such partner should vote on the Merger or the Merger Transactions, as the case may be, or as to whether such partner should elect to receive the Share Consideration or cash and promissory notes of the Acquiror. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. Additionally, our opinion does not compare the relative merits of the Merger and the Merger Transactions with those of any other transaction or business strategy which were or might have been considered by the General Partners as alternatives to the Merger and the Merger Transactions.

   It should be noted that in rendering this opinion with respect to the fairness, from a financial point of view, of (i) the Share Consideration to be offered with respect to the Partnership, (ii) the aggregate Common

Stock offered with respect to the CNL Income Funds and (iii) the method of allocating the shares of Common Stock of the Acquiror among the CNL Income Funds, Legg Mason has neither addressed, nor are we rendering any opinion with respect to, any other aspect of the Merger Transactions, including (a) the value or fairness of the cash and promissory notes option, (b) the prices at which the shares of Common Stock may trade following the Merger Transactions or the trading value of the shares to be offered compared with the current fair market value of the portfolios or other assets of the Partnership and the other CNL Income Funds if liquidated in real estate markets, (c) the tax effect of any aspect of the Merger Transactions, (d) the fairness of the amounts or allocation of the costs of the Merger Transactions or the amounts of such costs allocated to the limited partners or, (e) any other matters with respect to any specific individual partner or class of partners of the Partnership or the other CNL Income Funds.

   Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consideration offered to the Partnership and its limited partners in the Merger, the aggregate shares of Common Stock offered by the Acquiror with respect to the CNL Income Funds in the Merger Transactions and the method of allocating the shares of Common Stock among the CNL Income Funds in the Merger Transactions are fair from a financial point of view.

                                          Very truly yours,

                                          /s/ Legg Mason Wood Walker,
                                           Incorporated
                                          -------------------------------------
                                          Legg Mason Wood Walker, Incorporated

                                                                      Appendix B

                          AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger is entered into as of this 11th day of March, 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund IV, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                   RECITALS:

   WHEREAS, the Parties hereto desire to consummate a merger (the "Merger") whereby the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") and the Florida Revised Uniform Limited Partnership Act (the "Florida RULPA");

   WHEREAS, the Fund is one of 18 CNL Income Funds (collectively with the Fund, the "CNL Income Funds") that APF is proposing to acquire (the "Proposed Acquisitions");

   WHEREAS, the Special Committee (the "Special Committee") of the independent members of the Board of Directors of APF has received a fairness opinion (the "Fairness Opinion") from Merrill Lynch & Co. as to the fairness to APF, from a financial point of view, of the consideration to be paid in connection with the Proposed Acquisitions;

   WHEREAS, the Special Committee has recommended the Merger to the Board of Directors of APF and the Board has approved the proposal to consummate the Merger (the "Merger Proposal") and the related transactions;

   WHEREAS, Legg Mason Wood Walker Incorporated has delivered a fairness opinion (the "Fund Fairness Opinion") to the General Partners as to the fairness to the Fund and its limited partners from a financial point of view, of the APF Common Share consideration offered to the Fund and its limited partners; and

   WHEREAS, the Board of Directors of the OP General Partner has unanimously approved the Merger Proposal;

   NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

                                   ARTICLE I

                                  Definitions

   1.1 Terms Defined in this Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth below:

   "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

   "Affiliated Group" means any affiliated group within the meaning of Code
(S)1504, or any similar group defined under a similar provision of state, local or foreign law.

   "Agreement" means this Agreement, as amended from time to time.

   "APF" has the meaning set forth in the preface above.

   "APF Common Shares" shall mean the shares of common stock, par value $0.01, of APF.

   "APF Indemnity Claim" has the meaning set forth in Section 12.1 below.

   "APF SEC Documents" has the meaning set forth in Section 6.7 below.

   "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms the basis for any specified consequence.

   "Business Combination" has the meaning set forth in Section 4.1(b) below.

   "Cash/Note Option" has the meaning set forth in Section 4.4 below.

   "Closing" has the meaning set forth in Section 2.3 below.

   "CNL Income Funds" has the meaning set forth in the second paragraph of the Recitals above.

   "Closing Date" has the meaning set forth in Section 2.3 below.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Confidential Information" means any information concerning the businesses and affairs of the Fund, the Operating Partnership or APF, if any, that is not already generally available to the public.

   "Delaware RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Disclosure Schedule" has the meaning set forth in the first paragraph of
Article VII below.

   "Dissenting Partners" has the meaning set forth in Section 4.4 below.

   "Effective Time" has the meaning set forth in Section 2.2 below.

   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) tax-qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) tax-qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

   "Fairness Opinion" has the meaning set forth in the third paragraph of the Recitals above.

   "Florida RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Fund" has the meaning set forth in the preface above.

   "Fund Articles of Merger" has the meaning set forth in Section 2.2 below.

   "Fund Fairness Opinion" has the meaning set forth in the fifth paragraph of the recitals above.

   "Fund Indemnity Claim" has the meaning set forth in Section 12.2 below.

   "Fund Interests" means the general and limited partnership interests in the Fund.

   "Fund SEC Documents" has the meaning set forth in Section 7.7 below.

   "GAAP" means United States generally accepted accounting principles as in effect from time to time.

   "General Partners" has the meaning set forth in the preface above.

   "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation but excluding commercially available shrink wrap software), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

   "IRS" means the Internal Revenue Service.

   "Knowledge" means in the case of the Fund, CNL Realty Corporation, Inc., APF and the OP General Partner, the actual knowledge of a director or an executive officer after reasonable investigation and, in the case of the individual General Partners, the collective actual Knowledge of all of the General Partners after reasonable investigation. For the purposes of this Agreement, the Knowledge of one General Partner shall be attributed to the other General Partners.

   "Known" and "Knowingly" mean that the Fund, any General Partner or APF, as applicable, had Knowledge of the particular matter or took the action described with prior Knowledge.

   "Liability" means any liability (whether Known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

   "Material Adverse Effect" means, as to any Party, a material adverse effect on the business, properties, operations or condition (financial or otherwise) which is not related to an industry-wide change in the economy or market or other conditions affecting all businesses in the industry of the Party to which the term is applied.

   "Merger" has the meaning set forth in the first paragraph of the Recitals above.

   "Merger Proposal" has the meaning set forth in fourth paragraph of the Recitals above.

   "Most Recent 10-Q" has the meaning set forth in Section 7.5 below.

   "Most Recent Balance Sheet" means the most recent balance sheet filed in a Fund SEC Document.

   "Notes" has the meaning set forth in Section 4.4 below.

   "NYSE" means the New York Stock Exchange.

   "OP Certificate of Merger" has the meaning set forth in Section 2.2 below.

   "OP General Partner" has the meaning set forth in the Preface above.

   "OP Limited Partner" means CNL APF LP Corp., a Delaware corporation and wholly owned subsidiary of APF.

   "Operating Partnership" has the meaning set forth in the preface above.

   "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

   "Party" or "Parties" has the meaning set forth in the preface above.

   "Partner" means any holder of Fund Interests.

   "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or other entity.

   "Proposed Acquisitions" has the meaning set forth in the second paragraph of the Recitals above.

   "Registration Statement" means the registration statement on Form S-4 to be filed by APF to register the APF Common Shares to be issued as Share Consideration in the Merger.

   "Representative" has the meaning set forth in Section 12.3 below.

   "SEC" means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (e) any minor imperfection of title or similar lien which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on such Party.

   "Share Consideration" has the meaning set forth in Section 4.1(a) below.

   "Special Committee" has the meaning set forth in the third paragraph to the Recitals above.

   "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or has the power to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or otherwise control the management.

   "Surviving Partnership" has the meaning set forth in Section 2.1 below.

   "Takeover Statute" has the meaning set forth in Section 8.9 below.

   "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code

(S)59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

   "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

   "Third-Party Claim" has the meaning set forth in Section 12.4 below.

                                   ARTICLE II

                        Merger; Effective Time; Closing

   2.1 Merger. Subject to the terms and conditions of this Agreement, the Delaware RULPA and the Florida RULPA, at the Effective Time, the Operating Partnership and the Fund shall consummate the Merger in which (i) the Fund shall be merged with and into the Operating Partnership and the separate limited partnership existence of the Fund shall thereupon cease, (ii) the Operating Partnership shall be the successor or surviving limited partnership in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate limited partnership existence of the Operating Partnership with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The limited partnership surviving the Merger is sometimes hereinafter referred to as the "Surviving Partnership." The Merger shall have the effects set forth in the Delaware RULPA and the Florida RULPA. As a result of the Merger, the outstanding Fund Interests shall be converted or cancelled in the manner provided in Article IV.

   2.2 Effective Time. On the Closing Date, subject to the terms and conditions of this Agreement, the Operating Partnership and the Fund shall (i) execute or cause to be executed (A) a Certificate of Merger in the form required by the Delaware RULPA (the "OP Certificate of Merger") and (B) Articles of Merger in the form required by the Florida RULPA (the "Fund Articles of Merger"), and
(ii) cause the OP Certificate of Merger to be filed with the Delaware Secretary of State as provided in the Delaware RULPA and the Fund Articles of Merger to be filed with the Florida Department of State as provided in the Florida RULPA, in each case, on the Closing Date or as soon as practicable thereafter. The Merger shall become effective at (i) such time as the OP Certificate of Merger has been duly filed with the Delaware of Secretary of State and the Fund Articles of Merger has been duly filed with the Florida Department of State or
(ii) such other time as is agreed upon by APF, the OP General Partner and the General Partners and specified in the OP Certificate of Merger and the Fund Articles of Merger. Such time is hereinafter referred to as the "Effective Time."

   2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Shaw Pittman Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, commencing at 9:00 a.m. local time on such date as within five (5) business days following the fulfillment or waiver of the conditions set forth in Article X (other than conditions which by their nature are intended to be fulfilled at the Closing) or such other place or time or on such other date as APF, the OP General Partner and the General Partners may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article X (the "Closing Date"). In no event shall the Closing Date be a date subsequent to December 31, 1999. At the Closing, there shall be delivered to APF, the Operating Partnership, the OP General Partner, the General Partners and the Fund the certificates and other documents and instruments required to be delivered under
Article X.

   2.4 Further Assurances. Each Party hereto will execute such further documents and instruments and take such further actions as may be reasonably requested by one or more of the other Parties to consummate the Merger, to vest the Surviving Partnership with full title to all assets, properties, rights, approvals, immunities and franchises of either the Fund or the Operating Partnership or to effect the other purposes of this Agreement.

                                  ARTICLE III

 Certificate of Limited Partnership; Limited Partnership Agreement;and General
                        Partner of Surviving Partnership

   3.1 Certificate of Limited Partnership. At the Effective Time, the certificate of limited partnership of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein.

   3.2 Limited Partnership Agreement. At the Effective Time, the limited partnership agreement of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the limited partnership agreement of the Surviving Partnership.

   3.3 General Partner. The general partner of the Operating Partnership immediately prior to the Effective Time shall be the general partner of the Surviving Partnership from and after the Effective Time until it is replaced or it resigns in accordance with the limited partnership agreement of the Surviving Partnership.

                                   ARTICLE IV

              Share Consideration; Payment of Share Consideration

   4.1 Share Consideration; Conversion or Cancellation of Fund Interests in Merger.

   (a) At the Effective Time, by virtue of the Merger and without any action by the Parties, all of the outstanding Fund Interests (i) shall be converted into the right to receive up to 2,668,016 fully paid and nonassessable APF Common Shares (1,334,008 APF Common Shares if the Reverse Split [defined below] occurs before the Closing) (the "Share Consideration") pursuant to the terms of
Section 4.2 below, (ii) shall cease to be outstanding, and (iii) shall be canceled and retired and shall cease to exist, and each Partner, as the holder of such Fund Interests shall cease to have any rights with respect thereto, except the right to receive either (A) APF Common Shares therefor in accordance with this Section 4.1 and Section 4.3 or (B) the cash and Notes in accordance with Section 4.4 below. Subject to the approval of the APF's shareholders of an amendment to its article of incorporation, APF anticipates that prior to the Closing it will effect a one for two reverse stock split (the "Reverse Split") pursuant to which each two shares of APF Common Shares outstanding will be exchanged for one share of APF Common Shares.

   (b) Except for the Reverse Stock Split described in Section 4.1(a), prior to the Effective Time, APF shall not split or combine the APF Common Shares, or pay a stock dividend or other stock distribution in APF Common Shares, or in rights or securities exchangeable for, convertible into or exercisable for APF Common Shares, or otherwise change APF Common Shares into, or exchange APF Common Shares for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of APF as a result of which APF stockholders receive cash, stock, or other property in exchange for, or in connection with, their APF Common Shares (a "Business Combination") or otherwise), or make any other dividend or distribution on or of APF Common Shares (other than regular quarterly cash dividends paid on APF Common Shares or any distribution pursuant to APF's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination, or change.

   (c) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the APF Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

   4.2 Payment of Share Consideration. At the Closing, subject to Section 4.4 below, the Partners shall receive the Share Consideration (less expenses paid by APF on behalf of the Fund), distributed in accordance with the provisions of the Fund's limited partnership agreement as of the Closing Date. For the purposes of this Agreement, the Share Consideration will be reduced (i) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund and (ii) as provided in Section 4.4 below.

   4.3 Fractional APF Common Shares. No certificates representing fractional APF Common Shares shall be issued upon conversion of any Fund Interests. Each Partner of the Fund who would otherwise be entitled to fractional APF Common Shares will receive one APF Common Share for a fractional interest representing 50% or more of one APF Common Share. No APF Common Shares will be issued for a fractional interest representing less than 50% of one APF Common Share.

   4.4 Cash/Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the cash/note option (the "Cash/Note Option"), such Dissenting Partners shall be entitled to receive, in lieu of the Share Consideration, consideration based on such Dissenting Partners' percentage interest (as determined by the Fund's partnership agreement) in the Fund's asset liquidation value of $24,307,286, based on Valuation Associates' appraisal. Such consideration shall be payable 10% in cash and 90% in Callable Notes due in 2006 (the "Notes"). The Notes will bear interest at a fixed rate equal to 120% of the applicable federal rate as of the date the consent solicitation on Form S-4 is mailed to the limited partners. The Share Consideration shall be reduced on a one-for-one basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Cash/Note Option.

                                   ARTICLE V

             Representations and Warranties of The General Partners

   Each General Partner severally represents and warrants to APF and the Operating Partnership that the statements contained in this Article V are correct and complete as of the date hereof and on the Closing Date:

   5.1 Authorization of Transaction. The General Partner has full power and authority (including, as applicable, full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the General Partner, enforceable in accordance with its terms and conditions. The General Partner does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   5.2 Noncontravention. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the General Partner is subject or, as applicable, any provision of the General Partner's articles of incorporation, bylaws or other organizational documents.

                                   ARTICLE VI

 Representations and Warranties of APF, The OPGeneral Partner and The Operating
                                  Partnership

   APF, the OP General Partner and the Operating Partnership jointly and severally represent and warrant to the General Partners and the Fund that the statements contained in this Article VI are correct and complete as of the date hereof and the Closing Date:

   6.1 Organization. APF is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. APF is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on APF. APF has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The OP General Partner is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. The Operating Partnership is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Operating Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Operating Partnership. The Operating Partnership has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. APF and the OP General Partner have delivered to the General Partners and the Fund correct and complete copies of the certificate of incorporation of APF and the OP General Partner and the certificate of limited partnership and the limited partnership agreement of the Operating Partnership (each as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of APF and the OP General Partner and any organizational records of the Operating Partnership have been made available to the General Partners and the Fund and are correct and complete. APF is not in default under or in violation of any provision of its certificate of incorporation, and the Operating Partnership is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   6.2 Capital Stock. The authorized capital stock of APF consists of 125,000,000 shares of common stock, $.01 par value (the "APF Common Shares"), of which 74,696,927 shares are outstanding as of January 31, 1999. Since January 31, 1999, APF has not issued any shares of capital stock. All outstanding APF Common Shares are, and all APF Common Shares issuable under any stock option plans of APF, will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 58,331,984 APF Common Shares which may be issued in connection with APF's acquisition of the other 17 CNL Income Funds in the Proposed Acquisitions and the 12,300,000 APF Shares which may be issued in connection with APF's acquisition of CNL Fund Advisors, Inc., CNL Financial Services, Inc. and CNL Financial Corp., there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which APF is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem, or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock. All of the outstanding general partner interests of the Operating Partnership are owned by the OP General Partner, and all of the outstanding limited partner interests of the Operating Partnership are owned by the OP Limited Partnership, and there are outstanding on the date hereof no options, warrants, rights, commitments or any other agreements of any character to which the Operating Partnership or any partner thereof is a party or which it may be bound requiring it to issue, transfer, sell, purchase, register, redeem or acquire any interest in the Operating Partnership.

   6.3 Authorization for Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of APF will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will be registered under the Securities Act and will be registered or exempt from registration under all applicable state securities laws. The Share Consideration will, when issued, be approved for listing on the NYSE, subject to official notice of issuance.

   6.4 Authorization of Transaction. APF, the OP General Partner and the Operating Partnership have full power and authority (including full corporate and limited partnership, as applicable, power and authority) to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance by APF, the OP General Partner and the Operating Partnership of this Agreement have been duly and validly authorized by the boards of directors of APF and the OP General Partner. This Agreement constitutes the valid and legally binding obligation of APF, the OP General Partner and the Operating Partnership, enforceable in accordance with its terms and conditions. None of APF, the OP General Partner or the Operating Partnership needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   6.5 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which, APF, the OP General Partner or the Operating Partnership is subject or any provision of APF's or the OP General Partner's articles of incorporation or by-laws or the Operating Partnership's certificate of limited partnership or limited partnership agreement or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which APF, the OP General Partner or the Operating Partnership is a party or by which it is bound or to which any of its assets is subject or (iii) result in the imposition of a Security Interest upon any of its assets.

   6.6 Title to Assets. APF has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of its most recent quarterly report on Form 10-Q.

   6.7 Reports and Financial Statements. APF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "APF SEC Documents"). All of the APF SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such APF SEC Documents. None of the APF SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed APF SEC Documents. There is no unresolved violation, criticism or exception by any governmental entity of which APF has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to APF could have a Material Adverse Effect on APF. The financial statements of APF included in the APF SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of APF as of the dates thereof and the results of operations and cash flows of APF for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   6.8 Events Subsequent to September 30, 1998. Since September 30, 1998, nothing has occurred which has had or would reasonably be expected to have a Material Adverse Effect on APF.

   6.9 Litigation. Except as publicly disclosed by APF in its APF SEC Documents or on Schedule 1, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of APF, threatened against APF or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on APF or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by APF in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by APF in any APF SEC Document, none of APF or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on APF or would prevent or delay the consummation of the transactions contemplated hereby.

   6.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by APF for inclusion or incorporation by reference in (i) the Registration Statement to be filed by APF with the SEC in connection with the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement sent by APF to its shareholders pertaining to the Merger will, at the date mailed to shareholders and at the times of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APF, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement or the proxy statement, APF shall promptly so advise the General Partners and such event shall be so described, and such amendment or supplement (which the General Partners shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   6.11 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by APF in its APF SEC Documents or disclosed in
Schedule 1, as of December 31, 1998, to APF's Knowledge, none of APF or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which are not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of APF and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in any reports filed by it with the APF SEC Documents, since December 31, 1998, the business of APF and its Subsidiaries has been carried on only in the ordinary and usual course, to APF's Knowledge, none of APF or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to APF or its Subsidiaries Known to APF having or which could reasonably be expected to have, a Material Adverse Effect on APF.

   6.12 Brokers' Fees. Except for the fees and expenses paid to Merrill Lynch & Co. with respect to the delivery of the Fairness Opinion to the Special Committee and in connection with the financial services provided by Salomon Smith Barney, none of APF, the OP General Partner or the Operating Partnership has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

   6.13 Qualification as a REIT. APF is a "real estate investment trust" for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not cause APF to cease to qualify as a "real estate investment trust" for federal income tax purposes.

   6.14 Compliance with Applicable Law. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, it and its Subsidiaries hold all permits, licenses, variances, exemptions, order and approvals of all governmental entities necessary for the lawful conduct of their respective businesses, except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its

APF SEC Documents, to APF's Knowledge, APF and its Subsidiaries are in compliance with the material terms of its permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF, the businesses of APF and its Subsidiaries are not, to APF's Knowledge, being conducted in violation of any law, ordinance or regulation of any governmental entity except that no representation or warranty is made in this Section 6.14 with respect to environmental laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, no investigation or review by any governmental entity with respect to APF or its Subsidiaries is pending or, to the Knowledge of APF, threatened, nor, to the Knowledge of APF, has any government entity indicated an intention to conduct the same, other than, in each case, those which APF reasonably believes will not have a Material Adverse Effect on APF.

   6.15 Intellectual Property.

   (a) APF owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of APF as presently conducted. Each item of Intellectual Property owned or used by APF immediately prior to the Closing hereunder will be owned or available for use by APF on identical terms and conditions immediately subsequent to the Closing hereunder. APF has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) APF has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of APF's directors or officers (or employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that APF must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of APF which are material to the operation of APF's business.

   (c) APF has no patent or registration which has been issued to APF with respect to any of its Intellectual Property.

   (d) Nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of APF's business as presently conducted.

   6.16 Insurance. With respect to each current insurance policy to which APF is a party, a named insured or is otherwise the beneficiary of coverage, to the knowledge of APF: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither APF nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof.

   6.17 Tenants. To the Knowledge of APF and except as set forth on Schedule 1, no current tenant of a property owned by APF, which as of the date of APF's most recent quarterly report on Form 10-Q represented more than 5% of APF's total revenues, presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   6.18 Disclosure. APF is in compliance in all material respects with its obligation under the Securities Exchange Act to publicly disclose material information in a timely fashion.

                                  ARTICLE VII

               Representations and Warranties Concerning the Fund

   The General Partners and the Fund jointly and severally represent and warrant to APF and the Operating Partnership that the statements contained in this Article VII are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by the General Partners and the Fund to APF and the Operating Partnership in accordance with the provisions of
Section 8.14 (the "Disclosure Schedule"). Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII.

   7.1 Organization, Qualification, and Corporate Power. The Fund is a limited partnership duly organized, validly existing, and in good standing under the laws of Florida. The Fund is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Except as set forth in Section 7.1(a) of the Disclosure Schedule, the Fund has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Section 7.1(b) of the Disclosure Schedule lists the directors and officers of the corporate General Partner. The General Partners have been made available to APF and the Operating Partnership correct and complete copies of the certificate of limited partnership and the limited partnership agreement of the Fund (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the corporate General Partner and any organizational records of the Fund have been made available to APF and the Operating Partnership and are correct and complete in all material respects. The Fund is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   7.2 Capitalization. All of the outstanding ownership interests in the Fund (the "Fund Interests") consist of (i) one percent in general partnership interests and (ii) 60,000 units of limited partnership interests. All of the outstanding Fund Interests have been duly authorized, are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Fund to issue, sell, or otherwise cause to become outstanding any additional ownership interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Fund.

   7.3 Authorization of Transaction. The Fund has full power and authority (including full limited partnership power and authority) to execute and deliver this Agreement and, upon the affirmative vote of a majority of the outstanding limited partnership Fund Interests, will have full power and authority (including limited partnership power and authority) to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Fund, enforceable in accordance with its terms and conditions, subject to bankruptcy, insolvency, moratorium and rights of creditors generally. The Fund is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   7.4 Noncontravention. Except as set forth in Section 7.4 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Fund is subject or any provision of the certificate of limited partnership or limited partnership agreement of the Fund or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Fund is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

   7.5 Title to Assets. The Fund has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC (the "Most Recent 10-Q") or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent 10-Q.

   7.6 Subsidiaries. The Fund does not have any Subsidiaries, operating or otherwise.

   7.7 Reports and Financial Statements. The Fund has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "Fund SEC Documents"). All of the Fund SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Fund SEC Documents. None of the Fund SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed Fund SEC Documents. There is no unresolved violation by any governmental entity of which the Fund has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to the Fund could have a Material Adverse Effect on the Fund. The financial statements of the Fund included in the Fund SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Fund as of the dates thereof and the results of operations and cash flows of the Fund for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   7.8 Events Subsequent to the Most Recent 10-Q. Since the date of the Most Recent 10-Q nothing has had a Material Adverse Effect on the Fund. Without limiting the generality of the foregoing, since that date, except as set forth in the appropriately lettered paragraph of Section 7.8 of the Disclosure
Schedule:

   (a) the Fund has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as reasonably determined by the General Partners) in the Ordinary Course of Business;

   (b) the Fund has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 except in the Ordinary Course of Business;

   (c) no party (including the Fund) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which the Fund is a party or by which it is bound except in the Ordinary Course of Business;

   (d) the Fund has not imposed any Security Interest upon any of its assets, tangible or intangible except in the Ordinary Course of Business;

   (e) the Fund has not made any capital expenditure (or series of related capital expenditures) involving more than $50,000 except in the Ordinary Course of Business;

   (f) the Fund has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

   (g) the Fund has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

   (h) the Fund has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

   (i) the Fund has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

   (j) the Fund has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

   (k) there has been no change made or authorized in the certificate of limited partnership or limited partnership agreement of the Fund;

   (l) the Fund has not issued, sold, or otherwise disposed of any ownership interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any ownership interests in the Fund;

   (m) the Fund has not declared, set aside, or paid any dividend or made any distribution with respect to its ownership interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its ownership interests other than distributions consistent with past practices;

   (n) the Fund has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

   (o) the Fund has not made any loan to, or entered into any other transaction with, any of the General Partners or the directors, officers, or employees of the corporate General Partner outside the Ordinary Course of Business;

   (p) the Fund has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

   (q) the Fund has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

   (r) to the Knowledge of the General Partners, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Fund; and

   (s) the Fund is not under any legal obligation, whether written or oral, to do any of the foregoing.

   7.9 Undisclosed Liabilities. The Fund does not have any Liability (and, to the Knowledge of the General Partners, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or which are not in the aggregate material.

   7.10 Legal Compliance. Except as disclosed in the Fund SEC Documents, the Fund has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder), the violation of which could cause a Material Adverse Effect to the Fund, of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

   7.11 Tax Matters.

   (a) The Fund has filed all material Tax Returns that it was required to file, including, without limitation, any material Tax Returns required to be filed with any state. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Fund (as shown on any filed Tax Return) have been paid. The Fund currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Fund does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Fund that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) The Fund has withheld and, if due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, Partner, or other third party.

   (c) The General Partners do not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Fund either (A) claimed or raised by any authority in writing or (B) as to which any of the General Partners has Knowledge. Section 7.11(c) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Fund for taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Fund since December 31, 1996.

   (d) The Fund has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) The Fund has not filed a consent under Code (S)341(f) concerning collapsible corporations. The Fund has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code (S)280G. The Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. The Fund is not a party to any Tax allocation or sharing agreement. The Fund (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Fund) or (B) has any Liability for the Taxes of any Person (other than the Fund) under Treas. Reg. (S)1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

   7.12 Real Property.

   Section 7.12(a) of the Disclosure Schedule lists and describes briefly all real property owned, leased or subleased by the Fund. Section 7.12(b) of the Disclosure Schedule lists all leases and subleases to which the Fund is a party, and the General Partners have made available to APF correct and complete copies of all such leases and subleases (as amended to date). With respect to each lease and sublease listed in Section 7.12(b) of the Disclosure Schedule:

   (a) the lease or, to the Knowledge of the General Partners, the sublease is legal, valid, binding, enforceable, and in full force and effect, except as may be affected by bankruptcy, insolvency, moratorium and the rights of creditors generally;

   (b) no consent is required with respect to the lease or sublease as a result of this Agreement, and the actions contemplated by this Agreement will not result in the change of any terms of the lease or sublease or otherwise affect the ongoing validity of the lease or sublease;

   (c) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

   (d) no party to the lease or, to knowledge of the General Partners, sublease has repudiated any provision thereof;

   (e) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or, to the Knowledge of the General Partners, sublease;

   (f) the Fund has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

   (g) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required by the Fund in connection with the operation thereof and, to the Knowledge of the General Partners, have been operated and maintained in all material respects in accordance with applicable laws, rules, and regulations; and

   (h) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

   7.13 Intellectual Property.

   (a) The Fund owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of the Fund as presently conducted. Each item of Intellectual Property owned or used by the Fund immediately prior to the Closing hereunder will be owned or available for use by the Fund on identical terms and conditions immediately subsequent to the Closing hereunder. The Fund has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) The Fund has not Knowingly interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the General Partners nor any of the corporate General Partner's directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Fund must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the General Partners, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Fund which are material to the operation of the Fund's business.

   (c) The Fund has no patent or registration which has been issued to the Fund with respect to any of its Intellectual Property.

   (d) Section 7.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Fund uses pursuant to license, sublicense, agreement, or permission. The General

Partners have made available to APF and the Operating Partnership correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).

   (e) To the Knowledge of the General Partners, nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Fund's business as presently conducted.

   7.14 Tangible Assets. The Fund owns or leases all buildings, machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted. Each such tangible asset is free from all material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The Most Recent Balance Sheet sets forth all of the assets, in the opinion of the General Partners, necessary to conduct the Fund's business as it is currently being conducted.

   7.15 Contracts. Section 7.15 of the Disclosure Schedule lists all of the following types of contracts and other agreements to which the Fund is a party:

   (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

   (b) any agreement concerning a partnership or joint venture;

   (c) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

   (d) any agreement concerning confidentiality or noncompetition;

   (e) any agreement with any General Partner or any of their Affiliates (other than the Fund);

   (f) any agreement under which it has advanced or loaned any amount to any of the General Partners or the corporate General Partner's directors, officers, and employees outside the Ordinary Course of Business; or

   (g) any agreement under which the consequences of a default or termination could have a Material Adverse Effect.

   The General Partners have made available to APF and the Operating Partnership a correct and complete copy of each written agreement listed in
Section 7.15 of the Disclosure Schedule (as amended to date) which is not included as an exhibit to a Fund SEC Document and a written summary setting forth the terms and conditions of each oral agreement referred to in Section
7.15 of the Disclosure Schedule. With respect to each agreement set forth in
Section 7.15 of the Disclosure Schedule or filed as an exhibit to a Fund SEC
Document: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

   7.16 Notes and Accounts Receivable. All notes and accounts receivable of the Fund are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Fund.

   7.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Fund.

   7.18 Insurance. Section 7.18 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Fund has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets): (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; and (iii) the policy number and the period of coverage. With respect to each current insurance policy, to the Knowledge of the General Partners and the Fund: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Fund nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Fund has been covered during the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets) by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period. Section 7.18 of the Disclosure Schedule describes any self-insurance arrangements affecting the Fund.

   7.19 Litigation. Section 7.19 of the Disclosure Schedule sets forth each instance, not already disclosed in the Fund SEC Documents, in which the Fund
(i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to or, to its Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section
7.19 of the Disclosure Schedule or the Fund SEC Documents could result in any Material Adverse Effect on the Fund. None of the General Partners has any reason to believe that any additional such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Fund.

   7.20 Tenants. To the Knowledge of any of the General Partners, no current tenant of a property owned by the Fund presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   7.21 Employees. The Fund does not have and has never had any employees, officers or directors. The Fund is not and has never been a party to or had any liability with respect to any Employee Benefit Plan.

   7.22 Guaranties. The Fund is not a guarantor of and is not otherwise liable for any liability or obligation (including indebtedness) of any other Person.

   7.23 Registration Statement. The information furnished by the Fund for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.24 Environmental Matters. The Fund is currently in compliance with all material environmental laws, ordinances, regulations and orders applicable to its business or properties, and, to the Knowledge of the General Partners, the tenants' present uses of the Fund's properties, whether leased or owned, do not materially violate any such laws, ordinances, regulations or orders. The Fund is not subject to any Liability or claim in connection with any environmental law or any use, treatment, storage or disposal of any hazardous substance or material or pollutant or any spill, leakage, discharge or release of any hazardous substance or material or pollutant as a result of having owned or operated any business prior to the Effective Time, which if a violation existed would have a Material Adverse Effect on the Fund.

   7.25 Vote Required. The affirmative vote of at least a majority of the outstanding Fund Interests is the only vote of any security holder in the Fund (under applicable law or otherwise) required to approve the Merger, this Agreement and the other transactions contemplated hereby.

   7.26 Disclosure. The representations and warranties contained in this
Article VII do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VII not misleading.

                                  ARTICLE VIII
                             Pre-Closing Covenants

   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

   8.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article X below).

   8.2 Notices and Consents. The General Partners shall give any notices to third parties and obtain any third party consents referred to in Sections 5.1, 5.2, 7.3 and 7.4 above and the related sections of the Disclosure Schedule. APF, the OP General Partner and the Operating Partnership shall give any notices to third parties and obtain any third party consents referred to in Sections 6.4 and 6.5 above. Each of the Parties shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 5.1, 6.4 and
7.3 above.

   8.3 Maintenance of Business; Prohibited Acts. During the period from the date of this Agreement to the Effective Time, the General Partners will not, and will not cause the Fund to, take any action that adversely affects the ability of the Fund (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organizations, and (iii) to preserve its relationships with its tenants; and the General Partners will not allow the Fund to, without the OP General Partner's prior written consent, which consent shall not be unreasonably withheld:

   (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrance of (i) any additional ownership interests (including the Fund Interests), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its ownership interests or any other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or (ii) any other securities in respect of, in lieu of or in substitution for the Fund Interests outstanding on the date hereof;

   (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Fund Interests);

   (c) split, combine, subdivide or reclassify any of its ownership interests or otherwise make any payments to the Partners; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution in respect of its ownership interests at such times and in such manner and amount as may be consistent with the Fund's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from December 31, 1998 through the Effective Time, to the extent not otherwise paid or distributed to the Partners), or (ii) any distribution of property necessary for the representation and warranty set forth in Section
7.11 to be true and correct;

   (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

   (e) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation outside the Ordinary Course of Business;

   (f) other than as may be necessary to consummate the Merger, adopt any amendments to its certificate of limited partnership or limited partnership agreement;

   (g) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, outside the Ordinary Course of Business;

   (h) engage in the conduct of any business the nature of which is materially different from the business in which the Fund is currently engaged;

   (i) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Fund;

   (j) forgive any indebtedness owed to the Fund or convert or contribute by way of capital contribution any such indebtedness owed;

   (k) authorize or enter into any agreement providing for management services to be provided by the Fund to any third party or an increase in management fees paid by any third party under existing management agreements;

   (l) mortgage, pledge, encumber, sell, lease or transfer any material assets of the Fund except as contemplated by this Agreement;

   (m) authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

   (n) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.

   8.4 Full Access. The General Partners shall permit representatives of APF and the OP General Partner to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Fund to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Fund. APF, the OP General Partner and the Operating Partnership shall permit representatives of the General Partners and the Fund to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of APF and the Operating Partnership to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to APF, the OP General Partner and the Operating Partnership. The Parties agree that any information obtained in connection with the exercise of their rights pursuant to this Section 8.4 shall be Confidential Information for purposes of this Agreement.

   8.5 Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Articles V, VI or VII above, as applicable. No disclosure by any Party pursuant to this Section 8.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

   8.6 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of APF, the Operating Partnership, the General Partners and the Fund shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of APF after the Effective Time as a real estate investment trust as defined within Section 856 of the Code.

   8.7 Fund Partner Approval. The General Partners hereby agree to vote the Fund Interests owned by them in favor of this Agreement and the transactions contemplated hereby and agree, subject to the satisfaction of their fiduciary duties as general partners under Florida law, as reasonably determined by the General Partners, to recommend that the limited Partners of the Fund vote their Fund Interests in favor of this Agreement and the transactions contemplated hereby.

   8.8 Delivery of Certain Financial Statements.

   (a) In addition to disclosure in Fund SEC Documents required to be filed by the Fund, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, the Fund shall provide to APF and the OP General Partner with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by the Fund and each of the General Partners that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of the Fund as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   (b) In addition to disclosure in APF SEC Documents required to be filed by APF, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, APF shall provide to the Fund and the General Partners with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by APF that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of APF as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   8.9 State Takeover Statutes. APF, the APF Board of Directors, the Operating Partnership, the Fund and the General Partners shall (i) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation, including without limitation, the control share acquisition provisions of Section 3-701 et seq. of the Maryland GCL and the business combination provisions of Section 3-601 et seq of the Maryland GCL (each, a "Takeover Statute"), is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and
(ii) if any Takeover Statute becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

   8.10 Exclusivity. None of the General Partners shall solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Fund (including any acquisition structured as a merger, consolidation, or share exchange). The General Partners shall notify APF and the Operating Partnership immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

   8.11 Listing. APF shall effect, at or before the issuance of any APF Common Shares issued as Share Consideration pursuant to Article IV, authorization for listing or quotation of such APF Common Shares on the NYSE, subject to official notice of issuance.

   8.12 Maintenance of APF's Business. During the period from the date of this Agreement to the Effective Time, APF will not take any action that adversely affects the ability of APF (i) to pursue its business in the ordinary course,
(ii) to seek to preserve intact its current business organizations (iii) to preserve its relationships with its tenants and (iv) will not take any action to affect it status as a REIT for federal income tax purposes.

   8.13 Registration of Share Consideration. APF shall cause the Registration Statement to become effective prior to the Closing Date.

   8.14 Delivery and Approval of Disclosure Schedule and Schedule 1. Within fifteen (15) business days after the date of this Agreement the General Partners shall deliver to APF the Disclosure Schedule and APF shall deliver to the General Partners Schedule 1. Within fifteen (15) business days after APF receives the Disclosure Schedule it shall give the General Partners notice either that the disclosures in the Disclosure Schedule are, as to substance, satisfactory to APF, in its sole and absolute discretion, or that they are not satisfactory and that APF terminate this Merger Agreement pursuant to Section
11.2. Likewise, within fifteen (15) business days after the General Partners receive Schedule 1, the General Partners shall give APF notice either that the disclosures in Schedule 1 are, as to substance, satisfactory to them, in their sole and absolute discretion, or that they are not satisfactory and that such General Partners terminate the Agreement pursuant to Section 11.2. In the case of both APF and the General Partners, the failure of either to give the notice specified above within the applicable fifteen (15) business day period shall constitute approval of the Disclosure Schedule or Schedule 1, as applicable.

   8.15 Certain Acquisitions. APF or its Subsidiaries shall acquire CNL Fund Advisors, Inc., CNL Financial Corp. and CNL Financial Services, Inc. (collective, the "CNL Restaurant Services Group") substantially in accordance with the terms and conditions set forth in their respective merger agreements dated on or about the date hereof or such other terms that are mutually agreed to by the parties.

                                   ARTICLE IX

                             Post-Closing Covenants

   The Parties agree as follows with respect to the period following the
Closing:

   9.1 General. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XII below). The General Partners acknowledge and agree that from and after the Closing, the Surviving Partnership will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Fund.

   9.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Fund, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Article XII below).

   9.3 Transition. The General Partners will not take any action that is designed or intended to have the effect of discouraging any tenant, lessor, licensor, customer, supplier, or other business associate of the Fund from maintaining the same business relationships with the Surviving Partnership after the Closing as it maintained with the Fund prior to the Closing.

   9.4 Confidentiality.

   (a) The General Partners and the Fund will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to APF or the OP General Partner, as applicable, or destroy, at the request and option of APF or the OP General Partner, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the General Partners or the Fund is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such General Partner or the Fund, as applicable, will notify APF or the OP General Partner, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such General Partner or the Fund is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such General Partner or the Fund, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that such General Partner or the Fund, as applicable, shall use its best efforts to obtain, at the request of APF or the OP General Partner, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as APF or the OP General Partner, as applicable, shall designate.

   (b) APF, the OP General Partner and the Operating Partnership will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and, if the Closing does not occur, deliver promptly to the Fund General Partners, as applicable, or destroy, at the request and option of the Fund or the General Partners, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. Prior to the Closing and if the Closing does not occur, in the event that any of APF, the OP General Partner or the Operating Partnership is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, APF, the OP General Partner or the Operating Partnership, as applicable, will notify the Fund or the General Partners, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this
Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, APF, the OP General Partner or the Operating Partnership is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then APF, the OP General Partner or the Operating Partnership, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that APF, the OP General Partner or the Operating Partnership, as applicable, shall use its best efforts to obtain, at the request of the Fund or the General Partners, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Fund or the General Partners, as applicable, shall designate.

   9.5 Covenant Not to Compete. Unless employed by the Surviving Partnership or APF after the Closing, for a period of three years from and after the Closing Date, none of the General Partners will engage directly or indirectly in any business serving the restaurant industry that the Surviving Partnership or APF conducts as of the Closing Date, except existing restaurant businesses and properties currently owned or advised by affiliates of CNL Group, Inc., including CNL Advisory Services, Inc. In addition, and not in lieu of the foregoing, for a period of three years from and after the Closing Date, James
M. Seneff, Jr. hereby covenants and agrees not to engage or participate, directly or indirectly, as principal, agent, executive, employee, employer, consultant, stockholder, partner or in any other individual capacity whatsoever, in the conduct or management of, or own any stock or any other equity investment in or debt of, any business that relates to the ownership, acquisition or development of "restaurant operations"; provided, however, for the purposes of this Agreement, "restaurant operations" shall not include the ownership, acquisition or development of hotel and health care properties that contain restaurant operations and those entities set forth on Schedule 9.5, and provided further, the noncompetition covenant shall not operate to preclude Mr. Seneff's ownership of APF Common Shares and of up to 5% of the equity securities of companies whose common stock is publicly traded that are engaged in owning, operating, franchising or making are engaged in owning, operating, franchising or making loans to restaurants and restaurant companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

   9.6 Tax Matters.

   (a) If there is an adjustment to any item reported on a pre-closing Tax Return that results in an increase in the Taxes payable by the Fund or any of the General Partners, and such adjustment results in a corresponding adjustment to items reported on a post-closing Tax Return with the result that the Taxes payable either by APF, any of its Subsidiaries, or by any consolidated group of companies of which APF or any Subsidiary are then members are reduced, or a refund of Taxes is increased, then any APF Indemnity Claim that the General Partners or Fund owes APF or the Operating Partnership pursuant to Article XII below shall be reduced by the amount by which such Taxes are reduced or such refunds are increased.

   (b) Any refund or credit of Taxes (including any statutory interest thereon) received by APF or any of its Subsidiaries attributable to periods ending on or prior to or including the Closing Date that were paid by the Fund pursuant to this Agreement shall reduce any APF Indemnity Claim that the General Partners or the Fund owes APF pursuant to Article XII below by an amount equal to the amount of such refund or credit.

   (c) In the event that APF or any of its Subsidiaries receives notice, whether orally or in writing, of any pending or threatened federal, state, local or foreign tax examinations, claims settlements, proposed adjustments or related matters with respect to Taxes that could affect the Fund or the General Partners, or if the Fund or any of the General Partners receives notice of such matters that could affect APF or any of its Subsidiaries, the party receiving such notice shall notify in writing the potentially affected party within ten
(10) days thereof. The failure of either party to give the notice required by this Section shall not impair such party's rights under this Agreement except to the extent that the other party demonstrates that it has been damaged thereby.

   (d) The General Partners shall have the responsibility for, and shall be entitled, at their expense, to contest, control, compromise, reasonably settle or appeal all proceedings with respect to pre-closing Taxes.

                                   ARTICLE X

                       Conditions to Obligation to Close

   10.1 Conditions to Each Party's Obligation. The respective obligations of APF, the OP General Partner, the Operating Partnership, the Fund and the General Partners to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived upon the written consent of APF and the General Partners:

   (a) Governmental Approvals and Consents. The Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Sections 5.1, 6.4, and 7.3 above.

   (b) No Injunction or Proceedings. There shall not be any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, in the reasonable judgment of APF or the General Partners, (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

   (c) No Suspension of Trading, Etc. At the Effective Time, there shall be no declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war or other international, armed hostility or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of APF, would have a Material Adverse Effect on the Fund or, in the sole judgment of any of the General Partners, would have a Material Adverse Effect on APF.

   (d) Shareholder/Partner Approvals. The stockholders of APF shall have approved APF's Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A, and the Partners of the Fund shall have approved the Merger Proposal, amendments to the partnership agreement, if any.

   (e) Registration of Share Consideration. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

   10.2 Conditions to Obligation of APF, the OP General Partner and the Operating Partnership. The obligations of APF, the OP General Partner and the Operating Partnership to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) the General Partners and the Fund shall have delivered to APF and the OP General Partner a certificate to the effect that:

     (i) the representations and warranties set forth in Article V and
  Article VII above are true and correct in all material respects at and as of the Closing Date;

     (ii) the General Partners and the Fund have performed and complied with all of their covenants hereunder in all material respects at and as of the Closing Date;

     (iii) the General Partners and the Fund have procured all of the material third-party consents specified in, respectively, Section 5.2 and
  Section 7.4 above and the related sections of the Disclosure Schedule; and

     (iv) no action, suit, or proceeding is pending or, to their Knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
  (C) affect adversely the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

Notwithstanding the foregoing, APF's obligation to close as a result of a breach of the representations and warranties contained in Section 7.24 shall be governed solely by Section 10.2(e) below.

   (b) since December 31, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of the Fund, such determination to be made in the reasonable discretion of APF;

   (c) APF and the Operating Partnership shall have received an opinion dated as of the Closing Date from Baker and Hostetler LLP, counsel to the General Partners and the Fund, taken as a whole, in form and substance reasonably satisfactory to APF and the Operating Partnership;

   (d) APF shall have received the Disclosure Schedule and approved it in accordance with Section 8.14;

   (e) There shall not exist an unlawful environmental condition on one or more properties owned by the Fund, which in the opinion of a mutually acceptable environmental engineer or consultant, would require APF to expend in excess of $2,668,016 in order to remediate such unlawful environmental condition and cause the subject property or properties to comply with applicable environmental laws, ordinances, regulations or orders; and

   (f) If each of the CNL Income Funds approves its respective Proposed Acquisition, Merrill Lynch & Co. shall not have withdrawn its Fairness Opinion issued in connection with the Merger. If a Proposed Acquisition is not approved by the applicable CNL Income Fund, then the Special Committee of the Board of Directors of APF shall have received a fairness opinion addressed to APF and its stockholders from Merrill Lynch & Co. as to the fairness of the Proposed Acquisitions that were approved by the respective CNL Income Fund, including the consideration to be paid in connection therewith, to APF and its stockholders from a financial point of view.

   APF, the OP General Partner and the Operating Partnership may waive any condition specified in this Section 10.2 if they execute a writing so stating at or prior to the Closing.

   10.3 Conditions to Obligation of the General Partners and the Fund. The obligations of the General Partners and the Fund to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) APF, the OP General Partner and the Operating Partnership shall have delivered to the General Partners and the Fund a certificate to the effect that:

     (i) the representations and warranties set forth in Article VI above are true and correct in all material respects at and as of the Closing Date;

     (ii) APF, the OP General Partner and the Operating Partnership have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

     (iii) no action, suit, or proceeding is pending or, to their knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

   (b) APF shall have delivered to the Fund for distribution to the Partners the Share Consideration pursuant to Section 4.2 and, as applicable, the cash and Notes pursuant to Section 4.4;

   (c) since September 30, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of APF;

   (d) APF shall have acquired the CNL Restaurant Services Group;

   (e) the General Partners shall have received Schedule 1 and approved it in accordance with Section 8.14;

   (f) the APF Common Shares shall have been approved for listing on the NYSE subject to official notice of issuance;

   (g) the General Partners shall have received an opinion dated as of the Closing Date from Shaw Pittman Potts & Trowbridge, counsel to APF and the Operating Partnership, in form and substance reasonably satisfactory to the General Partners; and

   (h) Legg Mason Wood Walker Incorporated shall not have withdrawn the Fund Fairness Opinion.

   The General Partners and the Fund may waive any condition specified in this
Section 10.3 if they execute a writing so stating at or prior to the Closing.

                                  ARTICLE XI

                                  Termination

   11.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the General Partners, the limited partners of the Fund, the OP General Partner or the stockholders of APF, respectively, either by the mutual written consent of APF, the OP General Partner and the General Partners or by mutual action of the General Partners and the Boards of Directors of each of the corporate General Partner and the OP General Partner and the Special Committee.

   11.2 Termination by Individual Parties. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee and the Board of Directors of the OP General Partner in the event of a failure of a condition to the obligations of APF and the Operating Partnership set forth in
Section 10.2 of this Agreement; (b) by the General Partners in the event of a failure of a condition to the obligations of General Partners or the Fund set forth in Section 10.3 of this Agreement; (c) any Party if the Merger shall not have occurred by December 31, 1999 or (d) if a United States federal or state court of competent jurisdiction or United States federal or state governmental agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, in the case of a termination pursuant to clause (a) or (b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

   11.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article XI, no Party hereto (or any of its directors or officers) shall have any liability or further obligation to any other Party to this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement or the obligations set forth in Sections 9.4 and 13.11.

                                  ARTICLE XII

                                Indemnification

   12.1 Indemnity Obligations of the General Partners and the Fund. Subject to Sections 12.5 and 12.6 hereof, each of the General Partners severally, in accordance with its percentage interest in the Share Consideration and limited in amount to the value of the APF Common Shares received by it, based upon the average per share closing price of the APF Common Shares for the first twenty trading days after the APF Common Shares are listed on NYSE (the "20 Day Average Price"), agree to indemnify and hold APF, the OP General Partner and the Surviving Partnership harmless from, and to reimburse APF, the OP General Partner and the Surviving Partnership for, any APF Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "APF Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, cost, or expense of any nature whatsoever resulting from (i) any breach of any representation and warranty of any of the General Partners or the Fund which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements, or undertakings of any of the General Partners or the Fund which are contained in or made pursuant to this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 12.1.

   12.2 Indemnity Obligations of APF, the OP General Partner and the Operating Partnership. Subject to Sections 12.5 and 12.6 hereof, APF, the OP General Partner and the Operating Partnership (including in its capacity as the Surviving Partnership) hereby jointly and severally agree to indemnify and hold each of the General Partners and the Fund harmless from, and to reimburse each of the General Partners and the Fund for, any Fund Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "Fund Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, cost, or expense of any nature whatsoever incurred by any of the General Partners or the Fund resulting from
(i) any breach of any representation and warranty of APF, the OP General Partner or the Operating Partnership which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements, or undertakings of APF, the OP General Partner and the Operating Partnership which are contained in or made pursuant to the terms and conditions of this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this
Section 12.2.

   12.3 Appointment of Representative. James M. Seneff, Jr. is hereby appointed as the exclusive agent of the General Partners and the Fund to act on their behalf with respect to any and all Fund Indemnity Claims and any and all APF Indemnity Claims arising under this Agreement or such other representative as may be hereafter appointed by the General Partners. Such agent is herein referred to as the "Representative." The Representative shall take, and the General Partners agree that the Representative shall take, any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the General Partners and the Fund, as fully as if such parties were acting on their own behalf, including, without limitation, asserting Fund Indemnity Claims against APF, the OP General Partner and the Operating Partnership, defending all APF Indemnity Claims, consenting to, compromising, or settling all Fund Indemnity Claims and APF Indemnity Claims, conducting negotiations with APF, the OP General Partner and the Operating Partnership and their representatives regarding such claims, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants, or other representatives in connection with the foregoing matters. APF, the OP General Partner and the Operating Partnership shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the General Partners and the Fund. The Representative, acting pursuant to this Section 12.3, shall not be liable to any of the General Partners or the Fund for any act or omission, except in connection with any act or omission that was the result of the Representative's bad faith or gross negligence.

   12.4 Notification of Claims. Subject to the provisions of Section 12.5, in the event of the occurrence of an event which any Party asserts constitutes an APF Indemnity Claim or a Fund Indemnity Claim, as applicable, such Party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim and which is in the possession of the indemnified party. If such event involves the claim of any third party (a "Third-Party Claim"), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment, or compromise of any such Third-Party Claim, and to employ counsel to assist such indemnifying party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third-Party Claim, to join in the defense, settlement, adjustment, or compromise of the same. An indemnified party's failure to give timely notice or to furnish the indemnifying party with any relevant data and documents in connection with any Third-Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such Party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party. Any indemnifying party may elect, at such Party's sole expense, to assume control of the defense, settlement, adjustment, or compromise of any Third-Party Claim, with counsel reasonably acceptable to the indemnified parties, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all indemnified parties before entering into any settlement, adjustment, or compromise of such claims, or ceasing to defend against such claims, unless such settlement is a cash settlement and contains an unconditional release of the indemnified party from all existing and future claims with respect to the matter being contested. In connection with any Third-Party Claim, the indemnified party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third-Party Claim.

   12.5 Survival. All representations and warranties, and, except as otherwise provided in this Agreement, all covenants and agreements of the parties contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive until eighteen months from the Closing Date; provided, however, the representations and warranties contained in Sections 6.2, 6.3 and 7.11 shall survive until the expiration of the applicable statute of limitations with respect to the matters covered thereby. No claim shall be made after the applicable survival period.

   12.6 Limitations. Notwithstanding the foregoing, any claim by an indemnified party against any indemnifying party under this Agreement shall be payable by the indemnifying party only in the event, and to the extent, that the accumulated amount of the claims in respect of such indemnifying party's obligations to indemnify under this Agreement shall and the other claims described in Article XIII exceed in the aggregate the dollar amount specified in Article XIII. As to APF Indemnity Claims, the liability of each General Partner shall be limited as provided in Article XIII.

   12.7 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, no Party hereto is making any representation, warranty, covenant, or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, or agreement contained herein or in any certificate or other document delivered pursuant hereto relating to the Merger shall give rise to any right on the part of any Party hereto, after the consummation of the Merger, to rescind this Agreement or the transactions contemplated by this Agreement. Following the consummation of the Merger, the rights of the Parties under the provisions of this Article XII shall be the sole and exclusive remedy available to the Parties with respect to claims, assertions, events, or proceedings arising out of or relating to the Merger.

                                  ARTICLE XIII

                            Limitation of Liability

   13.1 Threshold. Notwithstanding anything to the contrary stated in this Agreement, in no event (i) shall the General Partners or any of them have any liability to APF and/or the OP General Partner and the Surviving Partnership on account of any APF Indemnity Claim or for any claim for breach of warranty or for misrepresentation, or any other claim whatsoever arising under this Agreement or in connection with the transaction contemplated herein (individually a "Claim" and collectively, "Claims") or for any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever directly resulting from Claims (collectively, "Losses") unless, until and only to the extent that the accumulated amount of all Losses exceeds the amount of $266,802 in the aggregate (the "Threshold") nor (ii) shall the individual or aggregate liability of the General Partners on account of Claims and Losses exceed the value of APF Common Shares actually issued to the General Partners in the Merger valued at the 20 Day Average Price. To the extent that any Claim is asserted against more than one General Partner, each General Partner shall be liable only for such General Partner's proportionate share of the Claim based on the percentage that the APF Common Shares received by such General Partner in the Merger is of the total APF Commons Shares comprising the Share Consideration. Any Claim against a General Partner, including an APF Indemnity Claim, may be satisfied by such General Partner, in its sole discretion, by surrendering to the claimant(s) APF Common Shares at a value equal to the closing price per share of such shares on the NYSE on the last trading day preceding the date such APF Common Shares are surrendered.

   13.2 Special Indemnification. APF agrees to indemnify, defend and hold harmless the General Partners against any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever, including reasonable attorneys' fees, arising after the Effective Time that would have arisen in their capacity as General Partners of the Fund had the Merger not been consummated and that are the result of APF's alleged actions or inactions. The Threshold described in Section 13.1 above shall not apply to APF obligations to indemnify the General Partners pursuant to this
Section 13.2.

                                  ARTICLE XIV

                                 Miscellaneous

   14.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of APF and the General Partners; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

   14.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

   14.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

   14.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of APF and the General Partners.

   14.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   14.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   14.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given, as of the date two business days after mailing, if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to the Fund or the General Partners:

     c/o James M. Seneff, Jr.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 423-2894

  With copy to:

     Baker & Hostetler LLP
     Sun Trust Center, Suite 2300
     200 South Orange Avenue
     Orlando, Florida 32801
     Attn: Kenneth C. Wright, Esq.
     Telecopy: (407) 841-0168

  If to APF or the Operating Partnership:

     Curtis B. McWilliams
     Executive Vice President
     CNL American Properties, Inc.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 650-1000

  With copy to:

     Shaw Pittman Potts & Trowbridge
     2300 N Street, N.W.
     Washington, D.C. 20037
     Attn: John M. McDonald, Esq.
     Telecopy: (202) 663-8007

   Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

   14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   14.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by APF, the OP General Partner and the General Partners. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   14.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   14.11 Expenses. If the Closing occurs, APF will bear all costs and expenses of the Parties incurred in connection with this Agreement and the transactions contemplated hereby to the extent not already paid by the Fund or the General Partners. If the Closing does not occur, APF, the OP General Partner and the Operating Partnership will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and the General Partners and the Fund will divide their costs and expenses (including legal fees and expenses) as follows:
(i) the Fund shall bear that percentage of the costs and expenses equal to the percentage obtained by dividing the number of Fund votes in favor of the Merger by the sum of the total number of votes cast and the total number of abstentions and (ii) the General Partners shall bear the remainder of the costs and expenses.

   14.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

   14.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

   14.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 13.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

   14.15 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in and for Orange County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL INCOME FUND IV, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne
                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.
                                          James M. Seneff, Jr., as General
                                           Partner

                       CNL AMERICAN PROPERTIES FUND, INC.
                          SUPPLEMENT DATED      , 1999
                                       TO
                   PROSPECTUS/CONSENT SOLICITATION STATEMENT
                               DATED      , 1999
                          FOR CNL INCOME FUND V, LTD.

   This Supplement is being furnished to you, as a Limited Partner of CNL Income Fund V, Ltd., which we refer to as the Income Fund, for the purpose of enabling you to evaluate the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., a Maryland corporation, which is a real estate investment trust. This Supplement is designed to summarize only the risks, effects, fairness and other considerations of the proposed acquisition that are unique to you and the other Limited Partners of your Income Fund. This Supplement does not purport to provide an overall summary of the proposed acquisition and should be read in conjunction with the accompanying Prospectus/Consent Solicitation Statement, which includes detailed discussions regarding APF and the other Income Funds being acquired by APF. Accordingly, the discussions in this Supplement are qualified by the more expanded treatment of these matters appearing in the Prospectus/Consent Solicitation Statement. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" when used herein refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of your Income Fund. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership.

                                    OVERVIEW

   Pursuant to the Prospectus/Consent Solicitation Statement and this Supplement, you are being asked to approve the Acquisition of your Income Fund by APF. Your Income Fund is one of 18 limited partnerships (which we refer to collectively as the Funds) that APF is seeking to acquire. Supplements have also been prepared for each of the other Funds, copies of which may be obtained without charge to each Limited Partner or his representative upon written request to D.F. King & Co., 77 Water Street, New York, New York 10005.

What is APF?

   APF is a full-service real estate investment trust (or a REIT), formed in 1994, whose primary business, like that of the Funds, is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. As a full-service REIT, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains, from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time of the consummation of the Acquisition and will be one of the largest triple-net lease REITs in the United States.

How many shares of common stock (or APF Shares) will I receive if my Income Fund is acquired by APF?

   Your Income Fund will receive 2,049,031 APF Shares. You will receive your pro rata portion of such shares in accordance with the terms of your Income Fund's partnership agreement. APF has assigned a value, which we refer to as the Exchange Value, of $10.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing. It is possible that the APF Shares will trade at prices substantially below the Exchange Value. APF has, however, recently sold approximately 75 million APF Shares through three public offerings at offering prices per APF share equal to the Exchange Value. At December 31, 1998, of the approximately $750 million raised by APF, APF has used approximately $550 million to acquire restaurant properties and to make mortgage loans and had approximately $120 million in uninvested proceeds which APF expects to invest during the first quarter of 1999. The remaining proceeds were used to pay fees and other offering expenses.

Did you receive a fairness opinion in connection with APF's acquisition of my Fund?

   Yes. Legg Mason Wood Walker, Incorporated rendered an opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds.

What is the required vote necessary to approve the Acquisition?

   Pursuant to the terms of your Income Fund's partnership agreement, APF's acquisition of your Income Fund may not be consummated without the approval of greater than 50% of the outstanding limited partnership Units. Such an approval by your Income Fund's Limited Partners will be binding on you even if you vote against the Acquisition.

Do you, as the general partners of my Income Fund, recommend that I vote in favor of the proposed Acquisition?

   Yes. We unanimously recommend that you vote "For" the proposed Acquisition. We believe that the Acquisition is the best means to maximize the value of your investment in your Fund as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

How do I vote?

   Just indicate on the enclosed consent form how you want to vote, and sign and mail it in the enclosed postage-paid return envelope as soon as possible, so that at the Special Meeting of Limited Partners, your Units may be voted "For" or "Against" APF's acquisition of your Income Fund. If you sign and send in your consent form and do not indicate how you want to vote, your consent form will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?

   Yes, subject to certain limitations. If you vote "Against" the Acquisition, but your Income Fund is nevertheless acquired by APF, you may elect to receive a payment (which we call the Cash/Notes Option) that is 10% in cash and 90% in
 % Callable Notes due      , 2006 (or Notes) based on the liquidation value of
your Income Fund, as determined by Valuation Associates, the appraisal firm that we engaged in connection with the Acquisition. Such liquidation value will be lower than the aggregate Exchange Value of the APF Shares offered to your Income Fund in the Acquisition. The Notes will bear interest at a rate equal to
 %, which was determined based on 120% of the applicable federal rate as of , 1999. Please note that you may only receive the Cash/Notes Option if you have voted "Against" the Acquisition and you elect to receive the Cash/Notes Option on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you voted "For" the Acquisition, or you voted "Against" the Acquisition and did not affirmatively select the Cash/Notes Option. The Notes will not be listed on any exchange or automated quotation system, and a market for the Notes will not likely develop.

What are the tax consequences of the Acquisition to me?

   The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners in your Income Fund are tax-deferred or tax-exempt entities (for example, pension plans, 401(k) plans or IRAs), if you are a person subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will be based on the difference between the value of the APF Shares or the tax basis of your Units. If you elect the Cash/Notes Option, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares and cash received by your Income Fund over the tax basis of your Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain real property gain.

   We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

   We have estimated, based on the Exchange Value, that the taxable gain per average original $10,000 investment in your Income Fund will be $410. To review the tax consequences to the Limited Partners of the Funds in greater detail,
see pages   through   of the Prospectus/Consent Solicitation Statement and
"Federal Income Tax Considerations" in this Supplement.

                                  RISK FACTORS

   As a result of APF's Acquisition of your Income Fund, you will assume the risks associated with the assets of APF and the other Funds acquired by APF. Although the majority of APF's assets and the assets of the other Funds acquired by APF are substantially similar to those of your Income Fund, the restaurant properties owned by APF and the other Funds acquired by APF may be differently constructed, located in a different geographic area or of a different restaurant chain than the restaurant properties owned by your Income Fund. Because the market for real estate may vary from one region of the country to another, the change in geographic diversity may expose you to different and greater risks than those to which you are presently exposed. For geographic information regarding APF's and the Funds' restaurant properties, see "APF's Business and The Restaurant Properties--Business Objectives and Strategies" and "--The Restaurant Properties--General" and "Business of the Funds--Description of Restaurant Properties" in the Prospectus/Consent Solicitation Statement.

   The following is a description of the most significant potential disadvantages, adverse consequences and risks of the Acquisition that are applicable to your Income Fund. This description is qualified in its entirety by the more detailed discussion in the section entitled "Risk Factors" contained in the Prospectus/Consent Solicitation Statement.

 Investment Risks

  . Uncertainty Regarding the Exchange Value and Trading Price of APF Shares
    Following Listing. Your Income Fund will be receiving 2,049,031 APF Shares if your Income Fund approves the Acquisition. There has been no prior market for the APF Shares, and it is possible that the APF Shares will trade at prices substantially below the Exchange Value or the historical book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Funds who become APF stockholders as a result of the Acquisition, will have transformed their investment in non-tradable Units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares is relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at amounts substantially less than the Exchange Value as a result of increased selling activity following the issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

  . Decrease in Distributions. In each of the years ended December 31, 1995,
    1996 and 1997, your Income Fund made $920 in distributions, per $10,000 investment to you. Based on APF's pro forma financial information, and assuming APF acquires only your Income Fund and that each Limited Partner of your Income receives only APF Shares, you would have received, for the year ended December 31, 1997, $461 in distributions per $10,000 of original investment, which is 49.9% less than the $920 distributed to you as Limited Partner during the same period. The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the

   CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the year ended December 31, 1997 and for the nine months ended September 30, 1998 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition. See "Cash Distributions to Limited Partners of Your Fund."

  . Conflicts of Interest in the Acquisition; Substantial Benefits to Related
    Parties. There are certain conflicts of interest inherent in the structure of the Acquisition of your Income Fund. We, James M. Seneff, Jr. and Robert A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne, are the three general partners of the Funds. As Board members of APF, Messrs. Seneff and Bourne have an interest in the completion of the Acquisition that may or may not be aligned with your interests as a Limited Partner of the Income Fund or with their own positions as the general partners of your Income Fund. While we will not receive any APF Shares as a result of APF's Acquisition of your Income Fund, we, as the general partners of your Income Fund, may be required to pay all or a substantial portion of the Acquisition costs allocated to your Income Fund to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition. For additional information regarding the Acquisition costs allocated to your Income Fund, see "Comparison of Alternative Effect on Financial Condition and Results of Operations" contained in this Supplement.

  . Fundamental Change in Nature of Investment. The Acquisition of your
    Income Fund involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in your Income Fund, which has a fixed portfolio of restaurant properties in which you participate in the profits from the operation of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple-net basis, on the date that the Acquisition is consummated (assuming only your Income Fund was acquired as of September 30, 1998), 382 restaurant properties. The risks inherent in investing in an operating company such as APF include APF's ability to invest in new restaurant properties that are not as profitable as APF anticipated, the incurrence of substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and making mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay.

   As an APF stockholder, you will receive the benefits of your investment through (i) dividend distributions on, and (ii) increases in the value of, your APF Shares. In addition, your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale or refinancing of your Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares (or from the combination of cash paid to and payments on any Notes if you elect the Cash/Notes Option). An investment in APF may not outperform your investment in the Income Fund.

  . Original Investment Timeframe. Your Income Fund's partnership agreement provides that unless earlier terminated pursuant to its terms, your Income Fund will be terminated, dissolved, and its assets liquidated on December 31, 2018. At the time of your Income Fund's formation, we contemplated that its investment program would terminate (and its investments would be liquidated) some time between 1996 and 2001. Because your Income Fund is in the anticipated termination timeframe, we could elect to liquidate your Income Fund. However, we have no current plans to dispose of your Income Fund's restaurant properties if the Limited Partners do not approve the Acquisition.

 Real Estate/Business Risks

  . Risk of Default on Mortgage Loans and Market Risks associated with
    Securitizations. APF will be subject to certain risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default.

   In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize (thereby remaining exposed to the related credit and repayment risks on such mortgage loans,) and seek a different source for funding its operations than securitizations.

   APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would typically retain a residual-interest security and may retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default, and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

   APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

  . Risks Associated with Leverage. APF has funded and intends to continue to Fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. At the time of the consummation of the Acquisition, as a general policy, APF's Board of Directors will borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's funds from operations and its ability to make distributions to its stockholders.

  . Acquisition and Development Risks. APF plans to pursue its growth strategy through the acquisition and development of additional restaurant properties. To the extent that APF does pursue this growth strategy, we do not know that it will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

 Tax Risks

  . Failure of APF to Qualify as a REIT for Tax Purposes. If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to the federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

  . Risks Associated with Distribution Requirements. Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to maintain its status as a REIT.

  . Changes in Tax Law. APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans. For a more detailed discussion of the risks associated with the Acquisition, see "Risk Factors" in the Prospectus/Consent Solicitation Statement.

                       CONSIDERATION PAID TO INCOME FUND

   The following table sets forth, for your Income Fund (i) the aggregate amount of original Limited Partner investments in each Fund less any distributions of net sales proceeds paid to the Limited Partners of that Fund,
(ii) the original amount of Limited Partner investments in each Fund less any distributions of net sales proceeds per average $10,000 investment, (iii) the number of APF Shares to be paid to your Income Fund, (iv) the estimated value of the APF Shares paid to your Income Fund, (v) the estimated Acquisition expenses allocated to your Income Fund, (vi) the estimated value, based on the Exchange Value, of APF Shares paid to your Income Fund after deducting Acquisition expenses, and (vii) the estimated value, based on the Exchange Value, of APF Shares you will receive for each $10,000 of your original investment:

                 Original
                  Limited
                  Partner
  Original      Investments
   Limited       Less any
   Partner     Distributions                                                       Estimated Value
 Investments   of Net Sales  Number of   Estimated                                  of APF Shares
  Less any     Proceeds per     APF     Value of APF              Estimated Value    per Average
Distributions     $10,000      Shares      Shares     Estimated    of APF Shares   $10,000 Original
of Net Sales     Original    Offered to  Payable to  Acquisition after Acquisition Limited Partner
 Proceeds(1)   Investment(1)  Fund(2)     Fund(3)     Expenses      Expenses(3)     Investment(3)
-------------  ------------- ---------- ------------ ----------- ----------------- ----------------
$23,161,673       $9,265     $2,049,031 $20,490,310   $232,046      $20,258,264         $8,103

--------
(1) The original Limited Partner investment was $25,000,000. These columns reflect, as of September 30, 1998, an adjustment to the Limited Partners' original investments based on distributions of net sales proceeds received from sales of properties made pursuant to the partnership agreements.
(2) The APF Shares payable to each Fund as set forth in this chart will not change if APF acquires fewer than all of the Funds in the Acquisition. This number assumes that none of the Limited Partners of the Fund has elected the Cash/Notes Option.
(3) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

   Upon completion of the Acquisition of your Income Fund, the operations and existence of your Income Fund will cease. For more detailed information, see "The Acquisition" in the Prospectus/Consent Solicitation Statement. If your Income Fund does not approve the Acquisition, we do not contemplate that your Income Fund would be liquidated in the near future. The Acquisition, however, does not result in an all-cash payment to you in the liquidation of your investment. For example, if you are eligible for and choose the Cash/Notes Option, you become a Noteholder of APF. You will have exchanged your Units for
unsecured debt obligations of APF which may not be retired in full until     ,
2006, a date approximately seven years after the date the Acquisition of your Income Fund occurs. On the other hand, if you exchange your Units for APF Shares, you will receive an equity interest in APF whose marketability will depend upon the market that may develop with respect to the APF Shares, which will be listed on the NYSE.

                            EXPENSES OF ACQUISITION

   If your Income Fund approves the Acquisition, the portion of the Acquisition expenses attributable to your Income Fund will be paid by your Income Fund, as detailed below. The number of APF Shares paid to your Income Fund would reflect a reduction for your Income Fund's expenses of the Acquisition.

   If the Acquisition of your Income Fund is not approved, we will bear a percentage of all Acquisition expenses equal to the total number of abstentions and "Against" votes cast by the Limited Partners of your Income Fund, divided by the total number of abstentions and votes cast by you and the other Limited Partners of your Income Fund. In such event, your Income Fund will bear the remaining Acquisition expenses.

   The following table sets forth the estimated Acquisition expenses of acquiring your Income Fund:

                         Pre-closing Transaction Costs

   Legal Fees......................................................... $  9,993
   Appraisals and Valuation...........................................    3,997
   Fairness Opinions..................................................   17,987
   Registration, Listing and Filing Fees..............................      --
   Soliciting Dealer Fee..............................................   46,914
   Financial Consulting Fees..........................................      --
   Environmental Fees.................................................   24,982
   Accounting and Other Fees..........................................   29,082
                                                                       --------
     Subtotal.........................................................  132,955

                           Closing Transaction Costs

   Transfer Fees and Taxes............................................   76,610
   Legal Fees.........................................................   48,961
   Recording Costs....................................................      --
   Other..............................................................   33,520
                                                                       --------
     Subtotal.........................................................  159,091
                                                                       --------
   Total.............................................................. $292,046
                                                                       ========

                                 REQUIRED VOTE

Limited Partner Approval Required by the Partnership Agreement

   Article 12 of your Income Fund's partnership agreement provides that the vote of Limited Partners representing greater than 50% of the outstanding Units is required to approve a "Liquidating Sale," which is defined by the partnership agreement to include a transaction or series of transactions resulting in the transfer of 80% or more in value of Income Fund's restaurant properties acquired within two years of the initial date of the prospectus (December 16, 1988). Because the Acquisition of your Income Fund is a Liquidating Sale within the meaning of the partnership agreement, it may not be consummated without the approval of Limited Partners representing greater than 50% of the outstanding Units.

Consequence of Failure to Approve the Acquisition

   If the Limited Partners of your Income Fund representing greater than 50% of the outstanding Units do not vote "For" the Acquisition, the Acquisition may not be consummated under the terms of the partnership agreement. In such event, we plan to continue to operate your Income Fund as a going concern and to eventually dispose of your Income Fund's restaurant properties approximately 7 to 15 years after they were acquired (or as soon thereafter as, in our opinion, market conditions permit), as contemplated by the terms of the partnership agreement.

Special Meeting to Discuss the Acquisition

   We have scheduled a special meeting of the Limited Partners of your Income Fund to discuss the solicitation materials, which include the Prospectus/Consent Solicitation Statement, this Supplement and the other materials distributed to you, and the terms of APF's Acquisition of your Income Fund, prior to voting on the Acquisition. The special meeting will be held at
10:00 a.m., Eastern time, on       , 1999, at          . We and members of
APF's management intend to solicit actively your support for the Acquisition and would like to use the special meeting to answer questions about the Acquisition and the solicitation materials (as defined below) and to explain in person our reasons for recommending that you vote "For" the Acquisition.

                                VOTING PROCEDURE

   The Prospectus/Consent Solicitation Statement, this Supplement, the accompanying transmittal letter, the power of attorney and the consent form constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" the Acquisition of your Income Fund by APF.

   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding Units of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, in the manner described in the Prospectus/Consent Solicitation Statement. A copy of the Agreement and Plan of Merger dated March 11, 1999, by and between APF and your Income Fund is attached hereto as Appendix B. We encourage you to read it.

   If you are not planning on attending the special meeting of the Limited Partners of your Income Fund and voting in person, you should complete and return the consent form before the expiration of the solicitation period. The solicitation period is the time period during which you may vote "For" or "Against" the Acquisition of your Income Fund. The solicitation period will commence upon delivery of the solicitation materials to you (on or about
 , 1999 and will continue until the later of (a)       , 1999 (a date not less
than 60 calendar days from the initial delivery of the solicitation materials), or (b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond December 31, 1999. Any consent form received by Corporate Election Services prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your Units will be counted as voting "Against" the Acquisition of your Income Fund and you will receive APF Shares if your Income Fund is acquired.

   The consent form consists of two parts. Part A seeks your consent to APF's Acquisition of your Income Fund and certain related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve are described above under "Required Vote--Required Amendment to the Partnership Agreement." If you have interests in more than one Income Fund, you will receive multiple consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter (including the Acquisition), you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without requiring your signatures on multiple documents.

                 COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                  TO THE GENERAL PARTNERS AND THEIR AFFILIATES

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by your Income Fund to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure, which will be in effect after the Acquisition, had been in effect during the years presented below.

   Under your Income Fund's partnership agreement, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. The partnership agreement also provide that we are to be reimbursed for our expenses for services performed for your Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. If your Income Fund is acquired, it will share in the overall cost of managing the consolidated portfolio of properties owned by APF. As stockholders of APF, you and the other former Limited Partners of your Income Fund will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1998, the aggregate amounts accrued or paid by your Income Fund to us are shown below under "Historical" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the years presented, are shown below under "Pro Forma":

                                                                      Nine
                                                                     Months
                                     Year Ended December 31,          Ended
                                     ---------------------------  September 30,
                                      1995      1996      1997        1998
                                     -------  ---------- -------  -------------
Historical:
General Partner Distributions......      --          --      --          --
Broker/Dealer Commissions(1).......      --          --      --          --
Due Diligence and Marketing Support
 Fees..............................      --          --      --          --
Acquisition Fees...................      --          --      --          --
Asset Management Fees..............      --          --      --          --
Real Estate Disposition Fees(2)....      --   $   34,500     --      $65,400
                                      ------  ----------  ------     -------
  Total historical.................      --   $   34,500     --      $65,400
Pro Forma:
Cash Distributions on APF Shares...      --          --      --          --
Salary Compensation................      --          --      --          --
                                      ------  ----------  ------     -------
  Total pro forma..................      --          --      --          --

--------
(1) A majority of the fees paid as broker-dealer commissions and due diligence and marketing support fees were reallowed to other broker-dealers participating in the offering of the Income Fund's Units.
(2) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners. To date, no such fees have been paid since the required minimum returns have not been made to the Limited Partners.

              CASH DISTRIBUTIONS TO LIMITED PARTNERS OF YOUR FUND

   The information below should be read in conjunction with the information contained herein under the caption "Financial Statements" and in the Prospectus/Consent Solicitation Statement under the caption "Summary--Our Reasons for the Acquisition--Prices for Fund Units."

   The following table sets forth the distributions paid to the Limited Partners of your Income Fund (per $10,000 original investment) for the periods indicated below:

                                                           Nine Months Ended
                                                             Sept. 30, 1998
                                                          --------------------
                                 1993 1994 1995 1996 1997 Historical Pro Forma
                                 ---- ---- ---- ---- ---- ---------- ---------
Distributions from Income....... $711 $690 $665 $566 $688   $  482     $355
Distributions from Sales of
 Properties.....................  --   --   --   --   --       735      --
Distributions from Return of
 Capital(1).....................  209  230  255  354  232      118       10
                                 ---- ---- ---- ---- ----   ------     ----
  Total......................... $920 $920 $920 $920 $920   $1,335     $366
                                 ==== ==== ==== ==== ====   ======     ====

--------
(1) Cash distributions presented above as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. Accumulated net income includes deductions for depreciation and amortization expense and income from certain non-cash items. This amount is not required to be presented as a return of capital except for purposes of this table, and the Income Fund has not treated this amount as a return of capital for any other purpose.

   The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the nine months ended September 30, 1998 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition.

   Assuming APF maintains it current level of debt for acquiring future restaurant properties, the expected distribution rate per APF Share will be 8.8% (assuming a $10.00 per APF Share price based on the Exchange Value, the annualized dividend per year is expected to be $0.88 per APF Share). Based on the number of APF Shares that you would receive in the Acquisition per your average $10,000 original investment and this distribution rate, you would receive an annual distribution of approximately $713.

                                    FAIRNESS

General

   We believe the Acquisition to be fair to, and in the best interests of your Income Fund. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

  . the terms of the Acquisition are fair to you and the other Limited Partners; and

  . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and certain alternatives to the Acquisition and a review of the financial condition and performance of APF and your Income Fund and the terms of critical agreements, such as your Income Fund's partnership agreement.

   We also believe that the Acquisition is procedurally fair for several reasons. First, the Acquisition is required to be approved by Limited Partners holding greater than 50% of the outstanding Units of your Income Fund and is subject to certain conditions. Second, if your Income Fund is acquired all Limited Partners of your Income Fund who vote against the Acquisition will be given the option of receiving APF Shares or the Cash/Note Option.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others, our relief from certain ongoing liabilities with respect to the Income Fund if it is acquired by APF. For a further discussion of the conflicts of interest and potential benefits the of the Acquisition to us, see "Conflicts of Interest" below.

Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners of your Income Fund and maximizes the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Fund. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the Cash/Notes Option, constitutes fair value. In addition, we compared the values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair and is the best way to maximize the return on your investment in light of the values of such consideration.

   2. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners of your Income Fund and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisal of your Income Fund's restaurant properties prepared by Valuation Associates and upon the fairness opinion provided by Legg Mason. A copy of the fairness opinion is attached hereto as Appendix A. We encourage you to read it. We attributed significant weight to the appraisal of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisal of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisal and of Legg Mason to provide the fairness opinion assisted us in the fulfillment of our fiduciary duties to your Income Fund and the Limited Partners, notwithstanding that each of Valuation Associates and Legg Mason received fees for its services and notwithstanding that Legg Mason has previously provided investment banking services to the Funds and to Commercial Net Lease Realty, Inc., a former affiliate of ours. See "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.

   On rendering its opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

  . the value or fairness of the cash and promissory notes option;

  . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Funds' portfolios or assets if liquidated in real estate markets;

  .  the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited Partners; or

  . any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the Cash/Notes Option.

   3. Valuation of Alternatives. Based on the appraisal of the Income Fund's restaurant properties, we estimated the value of your Income Fund as an ongoing concern and if liquidated. On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of your Income Fund.

   4. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Fund to Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   5. Net Book Value of the Income Fund. We calculated the book value of your Income Fund under generally accepted accounting principles, or GAAP, as of September 30, 1998 per $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is not indicative of the true fair market value of your Income Fund. This figure was compared to the (i) value of the Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998, (ii) value of the Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and
(iii) estimated value of the APF Shares, based on the Exchange Value, paid to each Fund per average $10,000 invested.

                             Summary of Valuations
                       (per $10,000 original investment)

                                                                Estimated Value
                                                                 of APF Shares
                                                                  per Average
                                                                    $10,000
                                                        Going      Original
                                 GAAP Book Liquidation Concern  Limited Partner
                                   Value    Value(1)   Value(1)  Investment(2)
                                 --------- ----------- -------- ---------------
CNL Income Fund V, Ltd..........  $6,558     $7,520     $8,085      $8,103

--------
(1) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.
(2) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of your Income Fund, we each have an independent obligation to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners of your Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants (including the Limited Partners in other Funds). James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to your Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to your Income Fund and also on APF's Board of Directors.

Benefits to General Partners

   As a result of the Acquisition (assuming only your Income Fund is acquired), we are expected to receive certain benefits, including that we will be relieved from certain ongoing liabilities with respect to the funds that are acquired by APF.

   James M. Seneff, Jr. and Robert A. Bourne (your individual general partners), will continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF and Mr. Bourne serving as Vice Chairman. Furthermore, they will be entitled to receive performance-based incentives, including stock options, under APF's 1999 Performance Incentive Plan or any other such plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Funds if the Acquisition does not occur.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the Acquisition to you.

Certain Tax Differences between the Ownership of Units and APF Shares

   Because your Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your Income Fund, regardless of whether any cash is distributed to you. If your Income Fund is acquired by APF, and you have voted "For" the Acquisition, you will receive APF Shares. If you have voted "Against" the Acquisition but your Income Fund is acquired by APF, you may elect the Cash/Notes Option, in which case you will receive cash and Notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Currently, as the owner of Units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Income Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than your Income Fund's tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by your Income Fund. As a result, APF's tax depreciation from the acquired restaurant properties will differ from your Income Fund's tax depreciation.

Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a larger portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see "--Taxation of APF" and "--Taxation of Stockholders--Taxable Domestic Stockholders" in the Prospectus/Consent Solicitation Statement.

Tax Consequences of the Acquisition

   In connection with the Acquisition and for federal income tax purposes, the assets (and any liabilities) of your Income Fund (if your Income Fund is acquired by APF) will be transferred to APF in return for APF Shares and/or cash and Notes. Your Income Fund will then immediately liquidate and distribute such property to you. The IRS requires that you recognize a share of the income or loss, subject to the limits described below, recognized by your Income Fund, including gain recognized as a result of the transfer of restaurant properties pursuant to the Acquisition. The estimated taxable gain and loss based on the Exchange Value, for an average $10,000 original Limited Partner investment in your Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                     Estimated Gain/(Loss) per
                                                     Average $10,000 Original
                                                   Limited Partner Investment(1)
                                                   -----------------------------
CNL Income Fund V, Ltd. ..........................             $410

--------
(1) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

   Under section 351(a) of the Code, no gain or loss is recognized if (i) property is transferred to a corporation by one more individuals or entities in exchange for the stock of that corporation, and (ii) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman, APF's tax counsel, that, following the Acquisition, the Limited Partners of the Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least 80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect the Cash/Notes Option, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between (1) the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership and (2) the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or another Limited Partner in your Income Fund elect the Cash/Notes Option, your Income Fund will receive APF Shares, cash and Notes in exchange for your Income Fund's assets. Because the principal portion of the Notes will not be due until , 2006, the acquisition of your Income Fund's assets, in part, in exchange for Notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the Notes is collected in the year of the

Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to value of the APF Shares and cash received by your Income Fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price (without reduction for any selling expenses) for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, that are assumed or taken subject to by the Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares, cash and Notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset" (i.e., real property and depreciable assets used in a trade or business and held for more than one year). Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section 1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report his, her or its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive cash and Notes rather than APF Shares. Even though a Limited Partner's election of the Cash/Notes Option may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of your Income Fund's gain as determined under the partnership agreement of your Income Fund. Therefore, Limited Partners who elect the Cash/Notes Option may recognize gain in the year of the Acquisition despite the fact that they will receive only a small amount of cash and no publicly-traded instruments with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the Notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the Notes by the Limited Partners electing the Cash/Notes Option. See "--Tax Consequences of Liquidation and Termination of Your Fund" below.

   Tax Consequences of the Liquidation and Termination of Your Fund. If your Fund is acquired by APF, your Fund will be deemed to have liquidated and distributed APF Shares and/or cash and Notes, as the case may be, to you. The taxable year of your Income Fund will end at this time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition (including gain or loss resulting from the Acquisition described above). If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or cash and Notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of your Income Fund, determine to be pro rata based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive (determined on the closing date of the Acquisition) and your adjusted tax basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distribution of the APF Shares)). Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive cash and Notes in the Acquisition, you will recognize gain to the extent that the amount of cash you receive in the Acquisition exceeds your adjusted basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distributions of the cash and Notes)). Your basis in the Notes distributed to you will equal your adjusted basis in your Units, reduced (but not below zero) by the amount of any cash distributed to you and your holding period for the Notes for purposes of determining capital gain or loss from the disposition of the Notes will include your holding period for your Units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold Units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not an organization described in section 501(c)(7) (social clubs), section 501(c)(9) (voluntary employees' beneficiary associations), section 501(c)(17) (supplemental unemployment benefit trusts) or section 501(c)(20) (qualified group legal services plans) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Income Funds that are acquired by APF will equal the fair market value of the APF Shares plus the cash and the issue price of the Notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property may differ from the Income Fund's basis therein, and the restaurant properties may be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds following the Acquisition.

   For a discussion of the taxation of APF, see "Federal Income Tax Considerations--Taxation of APF" in the Prospectus/Consent Solicitation Statement.

     SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
        APF, FUNDS, ADVISOR AND CNL RESTAURANT FINANCIAL SERVICES GROUP
                      Nine Months Ended September 30, 1998

                                            Historical                                             Pro Forma
                         --------------------------------------------------                --------------------------------
                                                                   CNL
                                           CNL                  Restaurant
                                         Income                 Financial
                                         Fund V,                 Services      Combined     Pro Forma            Combined
                             APF          Ltd.       Advisor      Group       Historical   Adjustments          Pro Forma
                         ------------  -----------  ---------- ------------  ------------  ------------        ------------
Operating Data
 Revenues:
Rental and earned
 income................  $ 22,947,199  $ 1,062,001  $      --  $        --   $ 24,009,200  $  9,635,208 (a)
                                                                                                 15,531 (b)    $ 33,659,939
Management fees........           --           --   21,405,127    5,122,366    26,527,493   (21,006,906)(c)
                                                                                             (2,875,906)(d)       2,644,681
Interest and other
 income................     6,117,911      223,647         751   18,463,647    24,805,956     1,526,547 (e)      26,332,503
                         ------------  -----------  ---------- ------------  ------------  ------------        ------------
 Total revenue.........    29,065,110    1,285,648  21,405,878   23,586,013    75,342,649   (12,705,526)         62,637,123
Expenses:
General and
 administrative........     1,539,004      158,764   6,701,115    6,704,482    15,103,365    (1,303,129)(f)
                                                                                             (1,415,100)(g)
                                                                                                (24,803)(h)      12,360,333
Advisory fees..........     1,248,393          --          --     1,026,231     2,274,624    (2,274,624)(i)             --
State taxes............       397,569        9,658      15,226      220,180       642,633        26,677 (j)         669,310
Depreciation and
 amortization..........     2,693,020      201,720     131,539    1,000,493     4,026,772     3,077,538 (k)(l)    7,104,310
Interest expense.......           --           --      105,668   14,234,533    14,340,201       (68,670)(m)      14,271,531
Paid to affiliates.....           --           --      256,456    1,569,202     1,825,658    (1,825,658)(n)             --
                         ------------  -----------  ---------- ------------  ------------  ------------        ------------
 Total expenses........     5,877,986      370,142   7,210,004   24,755,121    38,213,253    (3,807,769)         34,405,484
                         ------------  -----------  ---------- ------------  ------------  ------------        ------------
Net earnings (loss)
 before equity in
 earnings of joint
 ventures/minority
 interests, gain (loss)
 on sale of properties,
 gain on
 securitization, and
 provision (credit) for
 federal income taxes..    23,187,124      915,506  14,195,874   (1,169,108)   37,129,396    (8,897,757)         28,231,639
                         ------------  -----------  ---------- ------------  ------------  ------------        ------------
Equity in earnings of
 joint
 ventures/minority
 interests.............       (23,271)     125,823         --        12,452       115,004           --              115,004
Gain on sales of
 properties............           --       443,443         --           --        443,443           --              443,443
Gain on
 securitization........           --           --          --     3,018,268     3,018,268           --            3,018,268
Provision for loss on
 land and building.....           --      (273,141)        --           --       (273,141)          --             (273,141)
Provision for federal
 income taxes..........           --           --    5,607,415      708,666     6,316,081    (6,316,081)(o)             --
                         ------------  -----------  ---------- ------------  ------------  ------------        ------------
Net earnings...........  $ 23,163,853  $ 1,211,631  $8,588,459 $  1,152,946  $ 34,116,889  $ (2,581,676)       $ 31,535,213
                         ============  ===========  ========== ============  ============  ============        ============
Other Data:
Weighted average number
 of shares of common
 stock outstanding
 during period.........    47,633,909          N/A         N/A          N/A           N/A           --           47,633,909(p)
Total properties owned
 at end of period......           357           28         N/A          N/A           N/A           --         $        385
Funds from operations..  $ 26,408,569  $   999,128         N/A          N/A           N/A           --         $ 35,761,727
Total cash
 distributions
 declared*.............  $ 26,460,446  $ 1,500,000         N/A          N/A           N/A           --         $ 35,761,727
Cash distributions
 declared per $10,000
 investment............  $        572  $     1,335         N/A          N/A           N/A           --         $        751

                                            Historical                         Combined            Pro Forma
                                        September 30, 1998                    Historical      September 30, 1998
                         --------------------------------------------------  ------------  --------------------------------
Balance Sheet Data
Real estate assets,
 net...................  $407,663,180  $12,573,441  $      --  $        --   $420,236,621  $  4,855,580 (q)
                                                                                             26,052,741 (r)    $451,144,942
Mortgages/notes
 receivable............    33,523,506    1,742,233         --   173,776,981   209,042,720       849,195 (r)     209,891,915
Accounts receivable,
 net...................       575,104       61,221   7,544,985    7,342,103    15,523,413    (8,065,774)(s)       7,457,639
Investment in/due from
 joint ventures........       631,374    2,231,902         --           --      2,863,276       801,314 (q)       3,664,590
Total assets...........   566,383,967   17,374,774   8,429,809  197,528,789   789,717,339    26,476,527         816,193,866
Total
 liabilities/minority
 interest..............    14,478,585      980,936   5,049,152  185,998,045   206,506,718   (11,056,638)(s)(t)  195,450,080
Total equity...........   551,905,382   16,393,838   3,380,657   11,530,744   583,210,621    37,533,165 (q)(t)  620,743,786

--------
* Distributions for the nine months ended September 30, 1998 included $1,838,327 as a result of the distribution of net sales proceeds from the sales of two properties.

(a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and 2) properties that were developed by APF from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

     Rental and earned income on Property Transactions by APF....... $9,635,208

(b) Represents $15,531 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1997.

(c) Represents the elimination of intercompany fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

     Origination fees............................................  $ (1,569,202)
     Secured equipment lease fee.................................       (44,426)
     Advisory fees...............................................    (1,722,383)
     Reimbursement of administrative costs.......................      (289,012)
     Acquisition fees............................................   (15,392,193)
     Underwriting fees...........................................      (254,945)
     Administrative fees.........................................      (148,491)
     Executive fee...............................................      (310,000)
     Guarantee fees..............................................       (93,750)
     Servicing fee...............................................    (1,014,117)
     Development fees............................................      (166,876)
     Consulting fee..............................................        (1,511)
                                                                   ------------
      Total......................................................  $(21,006,906)
                                                                   ============

(d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

(e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

(f) Represents the elimination of intercompany expenses paid between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

     Reimbursement of administrative costs........................ $  (289,012)
     Servicing fee................................................  (1,014,117)
                                                                   -----------
                                                                   $(1,303,129)
                                                                   ===========

(g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by APF were subject to capitalization during the entire period and 2) costs relating to properties not developed by APF were subject to capitalization up through the time that EITF 97-11 became effective.

     General and administrative costs............................. $(1,415,100)

(h) Represents savings of $24,803 in professional services and administrative expenses resulting from reporting on one combined company versus 22 separate entities.

(i) Represents the elimination of fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

     Advisory fees................................................. $(1,722,383)
     Administrative fees...........................................    (148,491)
     Executive fee.................................................    (310,000)
     Guarantee fees................................................     (93,750)
                                                                    -----------
                                                                    $(2,274,624)
                                                                    ===========

(j) Represents additional state taxes of $26,677 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the Income Fund had operated under a REIT structure.

(k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (q) from acquiring the Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

     Depreciation expense............................................ $1,500,660

(l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (q).

     Amortization of goodwill....................................... $1,576,878

(m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in footnote (4), II (d) in the Notes to the Pro Forma Financial Statements attached to this Supplement.

     Interest expense.............................................. $   (68,670)

(n) Represents the elimination of fees paid to affiliates for fees incurred between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

     Origination fees.............................................. $(1,569,202)
     Underwriting fees.............................................    (254,945)
     Consulting fee................................................      (1,511)
                                                                    -----------
                                                                    $(1,825,658)
                                                                    ===========

(o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the acquisition. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

(p) APF Shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved the proposal to amend and restate APF's articles of incorporation to increase the number of authorized APF Shares.

(q) Represents the payment of $292,046 in cash and the issuance of 14,319,827 APF Shares in consideration for the purchase of the Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 using the Exchange Value of $10 per APF Share plus estimated transaction costs. The acquisition of the Income Fund and the CNL Restaurant Financial Services Group have been accounted for under the purchase accounting method and goodwill was recognized to the extent that the estimated value of the consideration paid exceeded the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on APF's statement of earnings. APF will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by APF.

     Income Fund.................................................  $ 20,490,315
     Advisor.....................................................    76,000,000
     CNL Restaurant Financial Services Group.....................    47,000,000
                                                                   ------------
      Total Purchase Price (cash and shares).....................   143,490,315
     Less cash paid to Income Fund...............................      (292,046)
                                                                   ------------
      Share consideration........................................   143,198,269
     Transaction costs of APF....................................     8,933,000
                                                                   ------------
      Total costs incurred.......................................  $152,131,269
                                                                   ============

   In addition to issuing the 14,319,800 APF Shares upon deduction of the $292,046 advanced, APF i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the Income Fund carrying value of land and building on operating leases by $4,178,886, net investment in direct financing leases by $676,694, investment in joint venture by $801,314, made downward adjustments to the carrying value of accrued rental income of $221,988, and made downward adjustments to other assets of $3,717,637 to adjust historical values to fair value, iii) recorded goodwill of $42,050,078 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $77,350,729 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $16,393,838 of the Income Fund, Advisor and CNL Restaurant Financial Services Group.

(r) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

(s) Represents the elimination by the Income Fund of $216,395 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by APF of $1,208,000 in related party payables recorded as receivables by the Advisor.

(t) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the acquisition of the CNL Restaurant Businesses since the acquisition agreements require that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the acquisition.

         SELECTED HISTORICAL FINANCIAL DATA OF CNL INCOME FUND V, LTD.

   The following table sets forth certain financial information for the Income Fund, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of CNL Income Fund V, Ltd." in this Supplement.

                             Nine Months Ended
                               September 30,            Year Ended December 31,
                          ----------------------- -----------------------------------
                             1998        1997        1997        1996        1995
                          ----------- ----------- ----------- ----------- -----------
Revenues(1).............  $ 1,411,471 $ 1,505,683 $ 2,147,770 $ 2,279,880 $ 2,314,818
Net income(2)...........    1,211,631   1,283,411   1,731,915   1,428,159   1,679,820
Cash distributions
 declared(3)............    3,338,327   1,725,000   2,300,000   2,300,000   2,300,000
Net income per Unit(2)..        24.10       25.46       34.40       28.31       33.26
Cash distributions
 declared per Unit(3)...        66.77       34.50       46.00       46.00       46.00
Weighted average number
 of Limited Partner
 Units outstanding......       50,000      50,000      50,000      50,000      50,000

                               September 30,                 December 31,
                          ----------------------- -----------------------------------
                             1998        1997        1997        1996        1995
                          ----------- ----------- ----------- ----------- -----------
Total assets............  $17,374,774 $19,686,277 $19,718,430 $20,133,002 $20,760,182
Total partners'
 capital................   16,393,838  18,541,030  18,520,534  18,982,619  19,694,760

--------
(1) Revenues include equity in earnings of unconsolidated joint ventures and minority interest in income or loss of the consolidated joint venture.
(2) Net income for the nine months ended September 30, 1998 and 1997 includes $443,443 and $369,570, respectively, from gain on sale of land and building. Net income for the nine months ended September 30, 1998 and 1997 also includes $273,141 and $142,990, respectively, from provision for loss on land and building. Net income for the year ended December 31, 1997, includes $550,878 from gains on the sales of land and buildings, $141,567 from a loss on the sale of land and building and $250,694 for a provision for loss on land and building. Net income for the year ended December 31, 1996, includes $19,369 from the gains on sale of land and buildings and $239,525 for a provision for loss on land and buildings. Net income for the year ended December 31, 1995, includes $5,924 from a gain on sale of land and building.
(3) Distributions for the nine months ended September 30, 1998 included 1,838,327 as a result of the distribution of net sales proceeds from the sales of two properties.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
              AND RESULTS OF OPERATIONS OF CNL INCOME FUND V, LTD.

Introduction

   The Income Fund is a Florida limited partnership that was organized on August 17, 1988, to acquire for cash, either directly or through joint venture arrangements, both newly constructed and existing restaurant properties, as well as land upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains. The leases are generally triple-net leases, with the lessees responsible for all repairs and maintenance, property taxes, insurance and utilities. As of September 30, 1998, the Income Fund owned 28 restaurant properties which included interests in four restaurant properties owned by joint ventures in which the Income Fund is a co-venturer and two restaurant properties owned with affiliates as tenants-in-common.

Liquidity and Capital Resources

 Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997

   During the nine months ended September 30, 1998 and 1997, the Income Fund generated cash from operations (which includes cash received from tenants, distributions from joint ventures, and interest and other income received, less cash paid for expenses) of $1,230,725 and $1,297,828, respectively. The decrease in cash from operations for the nine months ended September 30, 1998, is primarily a result of changes in the Income Fund's working capital and changes in income and expenses as described in "Results of Operations" below.

   Other sources and uses of capital included the following items during the nine months ended September 30, 1998.

   In July 1997, the Income Fund entered into a new lease for the restaurant property in Connersville, Indiana, with a new tenant to operate the restaurant property as an Arby's restaurant. In connection therewith, during the nine months ended September 30, 1998, the Income Fund paid $125,000 in renovation costs, which had been incurred and accrued as construction costs payable at December 31, 1997.

   During the nine months ended September 30, 1998, the Income Fund sold its restaurant properties in Port Orange, Florida, and Tyler, Texas to the tenants for a total of $2,180,000 and received net sales proceeds of $2,125,220, resulting in a total gain of $440,822 for financial reporting purposes. These restaurant properties were originally acquired by the Income Fund in 1988 and 1989 and had costs totaling approximately $1,791,300, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant properties for approximately $333,900 in excess of their original purchase prices. In connection with the sales, the Income Fund incurred deferred, subordinated, real estate disposition fees of $65,400. The Income Fund distributed $1,838,327 of the net sales proceeds from the 1997 and 1998 sales of the restaurant properties in Tampa and Port Orange, Florida, respectively, as a special distribution to the Limited Partners in April 1998. In addition, in May 1998, the Income Fund contributed the remainder of the net sales proceeds from the sale of the restaurant property in Tyler, Texas in a joint venture arrangement as described below. The Income Fund anticipates that it will distribute amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any (at a level reasonably assumed by us), resulting from the sale of the restaurant properties in Port Orange, Florida and Tyler, Texas. The Income Fund will use the remaining net sales proceeds to fund additional amounts to RTO Joint Venture, as described below, and to meet the Income Fund's working capital and other Income Fund purposes.

   As described above, in May 1998, the Income Fund entered into a joint venture, RTO Joint Venture, a joint venture with one of our affiliates, to construct and hold one restaurant property. As of September 30, 1998, the Income Fund had contributed $713,480 to purchase land and pay for construction relating to the joint venture. As of September 30, 1998, the Income Fund has agreed to contribute approximately $40,900 in construction costs to the joint venture. When construction is completed, the Income Fund expects to have an approximate 53% interest in the profits and losses of the joint venture.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term, highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to the partners. At September 30, 1998, the Income Fund had $481,185 invested in such short-term investments as compared to $1,361,290 at December 31, 1997. The decrease in cash and cash equivalents is primarily attributable to the fact that the Income Fund distributed amounts held at December 31, 1997 relating to the net sales proceeds received from the 1997 sale of the restaurant property in Tampa, Florida, as a special distribution to the Limited Partners during the nine months ended September 30, 1998, as described below. The funds remaining at September 30, 1998, will be used to pay distributions and other liabilities.

   Total liabilities of the Income Fund decreased to $771,412 at September 30, 1998, from $974,967 at December 31, 1997, partially due to a decrease in construction costs payable as a result of the payment during the nine months ended September 30, 1998, of construction costs accrued at December 31, 1997, for renovation costs relating to the Income Fund's restaurant property located in Connorsville, Indiana, as described above. The decrease in liabilities is also partially attributable to a decrease in distributions payable to the Limited Partners at September 30, 1998 as compared to December 31, 1997. Total liabilities at September 30, 1998, to the extent they exceed cash and cash equivalents at September 30, 1998, will be paid from future cash from operations.

   Based on current and anticipated future cash from operations, and for the nine months ended September 30, 1998, proceeds received from the sales of restaurant properties, the Income Fund declared distributions to Limited Partners of $3,338,327 and $1,725,000 for the nine months ended September 30, 1998 and 1997, respectively ($500,000 and $575,000 for the quarters ended September 30, 1998 and 1997, respectively). This represents distributions for the nine months ended September 30, 1998 and 1997 of $66.77 and $34.50 per unit, respectively ($10.00 and $11.50 per unit for the quarters ended September 30, 1998 and 1997, respectively). Distributions for the nine months ended September 30, 1998, included $1,838,327 as a result of the distribution of net sales proceeds from the sale of restaurant properties, as described above. This special distribution was effectively a return of a portion of the Limited Partners' investment, although, in accordance with the Income Fund's partnership agreement, it was applied to the Limited Partners' unpaid cumulative preferred return. As a result of the sale of the restaurant properties, the Income Fund's total revenue was reduced, while the majority of the Income Fund's operating expenses remained fixed. Therefore, distributions of net cash flow were adjusted for the quarter and nine months ended September 30, 1998. No distributions were made to us for the quarters and nine months ended September 30, 1998 and 1997. No amounts distributed to the Limited Partners for the nine months ended September 30, 1998 and 1997, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   We have the right, but not the obligation, to make additional capital contributions if we deem it appropriate in connection with the operations of the Income Fund.

 The Years Ended December 31, 1997, 1996 and 1995

   The Income Fund's primary source of capital for the years ended December 31, 1997, 1996 and 1995, was cash from operations (which includes cash received from tenants, distributions from joint ventures and interest received, less cash paid for expenses). Cash from operations was $1,813,231, $2,103,745 and $2,142,918 for the years ended December 31, 1997,
1996 and 1995, respectively. The decrease in cash from operations during 1997 and 1996, each as compared to the previous year, is primarily a result of changes in income and expenses as discussed in "Results of Operations" below and changes in the Income Fund's working capital during each of the respective years.

   Other sources and uses of capital included the following items during the years ended December 31, 1997, 1996 and 1995.

   During the years ended December 31, 1997, 1996 and 1995, the Income Fund received $106,000, $159,700 and $31,500, respectively, in capital contributions from the corporate General Partner in connection with the operations of the Income Fund. We have the right, but not the obligation, to make additional capital contributions, if we deem it appropriate, in connection with the operations of the Income Fund.

   In August 1995, the Income Fund sold its restaurant property in Myrtle Beach, South Carolina, to the tenant of the restaurant property for $1,040,000, and in connection therewith, accepted a promissory note in the principal sum of $1,040,000, collateralized by a mortgage on the restaurant property. The note bears interest at a rate of 10.25% per annum and is being collected in 59 equal monthly installments of $9,319, with a balloon payment of $1,006,004 due in July 2000. Collections commenced August 1, 1995. In accordance with Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate," the Income Fund recorded the sale of the restaurant property using the installment sales method. Therefore, the gain on the sale of the restaurant property was deferred and is being recognized as income proportionately as payments of principal under the mortgage note are collected. The Income Fund recognized a gain of $1,024, $924 and $1,571 for financial reporting purposes for the years ended December 31, 1997, 1996 and 1995, respectively. The mortgage note receivable balance relating to this restaurant property at December 31, 1997 and 1996, was $883,417 and $889,891, respectively, including accrued interest of $8,665 and $8,729, respectively, and net of the remaining deferred gain of $139,693 and $140,717, respectively. We anticipate that payments collected under the mortgage note will be reinvested in additional restaurant properties or used for other Income Fund purposes.

   In addition, in October 1996, the Income Fund sold its restaurant property in St. Cloud, Florida, to the tenant for $1,150,000. In connection therewith, the Income Fund received $100,000 in cash and accepted the remaining sales proceeds in the form of a promissory note in the principal sum of $1,057,299, representing the balance of the sales price of $1,050,000 plus tenant closing costs in the amount of $7,299 the Income Fund financed on behalf of the tenant. The promissory note bears interest at a rate of 10.75% per annum, is collateralized by a mortgage on the restaurant property, and is being collected in 12 monthly installments of interest only and thereafter in 168 equal monthly installments of principal and interest. This sale is also being accounted for under the installment sales method for financial reporting purposes; therefore, the gain on the sale of the restaurant property was deferred and is being recognized as income proportionately as payments of principal under the mortgage note are collected. The Income Fund recognized a gain of $338 and $18,445 for financial reporting purposes for the years ended December 31, 1997 and 1996, respectively, and had a deferred gain in the amount of $183,465 and $183,802 at December 31, 1997 and 1996. The mortgage note receivable balance relating to this restaurant property at December 31, 1997 and 1996, was $874,443 and $882,967, including accrued interest of $2,747 and $9,471, and net of the remaining deferred gain of $183,465 and $183,802. Payments collected under the mortgage note totaling $100,000 were used to pay liabilities of the Income Fund, including quarterly distributions to the Limited Partners. We anticipate that payments collected under the mortgage note in the future will be reinvested in additional restaurant properties or used for other Income Fund purposes.

   In January 1997, the Income Fund sold its restaurant property in Franklin, Tennessee, to the tenant, for $980,000 and received net sales proceeds of $960,741. Since the Income Fund had previously established an allowance for loss on land and building of $169,463 as of December 31, 1996 relating to this restaurant property, no loss was recognized during 1997 as a result of this sale. The Income Fund used $360,000 of the net sales proceeds to pay liabilities of the Income Fund, including quarterly distributions to the Limited Partners. In addition, in June 1997, the Income Fund entered into an operating agreement for the restaurant property located in South Haven, Michigan, with an operator to operate the restaurant property as an Arby's restaurant. In connection therewith, the Income Fund used approximately $120,400 of the net sales proceeds from the sale of the restaurant property in Franklin, Tennessee, to fund conversion costs associated with the Arby's restaurant property. In December 1997, the Income Fund reinvested approximately $244,800 of the net sales proceeds in a restaurant property located in Sandy, Utah, and approximately $150,000 in a restaurant property located in Vancouver, Washington, as tenants-in-common with certain of our affiliates, as described below. The Income Fund intends to use the remaining net sales proceeds from the sale of the restaurant property in Franklin, Tennessee to fund additional renovation costs relating to the restaurant property in South Haven, Michigan, described above, and to pay liabilities of the Income Fund, including quarterly distributions to the Limited Partners.

   In May 1997, the Income Fund sold its restaurant property in Smyrna, Tennessee, to a third party for $655,000 and received net sales proceeds of $634,310, resulting in a gain of $101,995 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in March 1989 and had a cost of approximately $569,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $64,800 in excess of its original purchase price. The Income Fund used approximately $82,500 of the net sales proceeds to pay liabilities of the Income Fund, including quarterly distributions to the Limited Partners. In addition, in October 1997, the Income Fund reinvested approximately $460,900 of the net sales proceeds in a restaurant property in Mesa, Arizona, as tenants-in-common with one of our affiliates. In December 1997, the Income Fund reinvested remaining net sales proceeds in a restaurant property located in Vancouver, Washington, as tenants-in-common with certain of our affiliates, as described below. The Income Fund anticipates that it will distribute amounts sufficient to enable the Limited Partners to pay federal and state taxes, if any (at a level reasonably assumed by us), resulting from the sale.

   In June 1997, the Income Fund terminated the leases with the tenant of the restaurant properties in Connorsville and Richmond, Indiana. In connection therewith, the Income Fund accepted a promissory note from the former tenant for $35,297 for amounts relating to past due real estate taxes as a result of the former tenant's financial difficulties. The promissory note, which is uncollateralized, bears interest at a rate of 10% per annum and is being collected in 36 monthly installments. Receivables at December 31, 1997 included $37,099 of such amounts, including accrued interest of $1,802. In July 1997, the Income Fund entered into a new lease for the restaurant property in Connorsville, Indiana, with a new tenant to operate the restaurant property as an Arby's restaurant. In connection therewith, the Income Fund incurred $125,000 in renovation costs which were paid in 1998.

   In September 1997, the Income Fund sold its restaurant property in Salem, New Hampshire, to the tenant for $1,295,172 and received net sales proceeds (net of $1,773 which represents prorated rent returned to the tenant) of $1,270,365, resulting in a gain of approximately $141,508 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in May 1989 and had a cost of approximately $1,085,100, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $187,000 in excess of its original purchase price. In December 1997, the Income Fund reinvested the net sales proceeds in a restaurant property located in Sandy, Utah, as described below. We believe that the transaction, or a portion thereof, relating to the sale of the restaurant property in Salem, New Hampshire, and the reinvestment of the proceeds qualified as a like-kind exchange transaction for federal income tax purposes. However, the Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any (at a level reasonably assumed by us), resulting from the sale.

   In addition, in September 1997, the Income Fund sold its restaurant property in Port St. Lucie, Florida, to the tenant for $1,220,000 and received net sales proceeds of $1,216,750, resulting in a gain of approximately $125,309 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in November 1989 and had a cost of approximately $1,176,100, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $40,700 in excess of its original purchase price. In November 1997, the Income Fund reinvested the majority of the net sales proceeds in an IHOP restaurant property located in Houston, Texas. We believe that the transaction, or a portion thereof, relating to the sale of the restaurant property in Port St. Lucie, Florida, and the reinvestment of the proceeds qualified as a like-kind exchange transaction for federal income tax purposes. However, the Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any (at a level reasonably assumed by us), resulting from the sale.

   During the year ended December 31, 1996, the Income Fund established an allowance for the restaurant property in Richmond, Indiana, in the amount of $70,062 which represented the difference between the restaurant property's carrying value at December 31, 1996, and the property manager's estimate of net realizable value of the restaurant property based on an anticipated sales price of this restaurant property. In November 1997, the Income Fund sold this restaurant property to a third party for $400,000 and received net sales proceeds of $385,179. As a result of this transaction, the Income Fund recognized a loss of $141,567 for financial reporting purposes. In December 1997, the Income Fund reinvested the net sales proceeds in a restaurant property located in Vancouver, Washington, as tenants-in-common with certain of our affiliates, as described below.

   In addition, in December 1997, the Income Fund sold its restaurant property in Tampa, Florida, to a third party for $850,000 and received net sales proceeds (net of $724 which represents prorated rent returned to the tenant) of $804,451 resulting in a gain of $180,704 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in February 1989 and had a cost of approximately $673,200, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $132,000 in excess of its original purchase price. The Income Fund intends to use $50,000 of the net sales proceeds to pay liabilities of the Income Fund, including quarterly distributions to the Limited Partners. The Income Fund intends to distribute some or all of the remaining net sales proceeds to the Limited Partners. The Income Fund will distribute amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any (at a level reasonably assumed by us), resulting from the sale. The remaining net sales proceeds, if any, will be used for other Income Fund purposes.

   As described above, in December 1997, the Income Fund used the majority of the net sales proceeds from the sale of the restaurant properties in Franklin, Tennessee and Salem, New Hampshire, to acquire a restaurant property located in Sandy, Utah. In addition, in December 1997, the Income Fund used the majority of the net sales proceeds from the sale of the restaurant properties in Franklin and Smyrna, Tennessee and Richmond, Indiana, in a restaurant property located in Vancouver, Washington, as tenants-in-common with certain of our affiliates.

   In January 1998, the Income Fund sold its restaurant property in Port Orange, Florida, to the tenant, for $1,330,000 and received net sales proceeds (net of $2,909 which represents prorated rent returned to the tenant) of $1,283,096, resulting in a gain of approximately $350,300 for financial reporting purposes. The Income Fund intends to distribute some or all of the net sales proceeds to the Limited Partners. The remaining net sales proceeds, if any, will be used for other Income Fund purposes. In addition, in February 1998, the Income Fund sold its restaurant property in Tyler, Texas, to the tenant, for $850,000 and received net sales proceeds of $844,229, resulting in a gain of approximately $155,900 for financial reporting purposes. The Income Fund intends to reinvest the sales proceeds in an additional restaurant property during 1998, or use the net sales proceeds for other Income Fund purposes.

   None of the restaurant properties owned by the Income Fund or the joint ventures in which the Income Fund owns an interest is or may be encumbered. Under its partnership agreement, the Income Fund is prohibited from borrowing for any purpose; provided, however, that we or our affiliates are entitled to reimbursement, at cost, for actual expenses incurred by us or our affiliates on behalf of the Income Fund.

Certain of our affiliates from time to time incur certain operating expenses on behalf of the Income Fund for which the Income Fund reimburses the affiliates without interest.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term, highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to the partners. At December 31, 1997, the Income Fund had $1,361,290 invested in such short-term investments as compared to $362,922 at December 31, 1996. The increase in cash and cash equivalents during 1997, is primarily attributable to the receipt of net sales proceeds relating to the sales of several restaurant properties, as described above.

   During 1997, 1996 and 1995, certain of our affiliates incurred on behalf of the Income Fund $77,353, $113,560 and $114,204, respectively, for certain operating expenses. As of December 31, 1997 and 1996, the Income Fund owed $109,367 and $121,464, respectively, to affiliates for such amounts and accounting and administrative services. In addition, as of December 31, 1997, the Income Fund had incurred $34,500 in a real estate disposition fee due to an affiliate as a result of its services in connection with the sale during 1996, of the restaurant property in St. Cloud, Florida. Amounts payable to other parties, including distributions payable, increased to $817,621 at December 31, 1997, from $705,130 at December 31, 1996, primarily as a result of incurring $125,000 in renovation costs relating to the Income Fund's restaurant property located in Connorsville, Indiana, which were paid in the nine months ended September 30, 1998. Liabilities at December 31, 1997, to the extent they exceed cash and cash equivalents (excluding the net sales proceeds held at December 31, 1997 from the sale of restaurant properties, as described above), at December 31, 1997, will be paid from future cash from operations, from amounts collected under the mortgage notes described above or, in the event we elect to make additional capital contributions, from future contributions from us.

   Based primarily on current and anticipated future cash from operations, a portion of the sales proceeds received from the sales of the restaurant properties and additional capital contributions from us, the Income Fund declared distributions to the Limited Partners of $2,300,000 for each of the years ended December 31, 1997, 1996 and 1995. This represents distributions of $46 per Unit for each of the years ended December 31, 1997, 1996 and 1995. As noted above, we distributed some of the net sales proceeds from the sales of the restaurant properties in Tampa and Port Orange, Florida, to the Limited Partners in April 1998. In deciding whether to sell restaurant properties, we will consider factors such as potential capital appreciation, net cash flow, and federal income tax considerations. The reduced number of restaurant properties for which the Income Fund receives rental payments, as well as ongoing operations, is expected to reduce the Income Fund's revenues. The decrease in Income Fund revenues, combined with the fact that a significant portion of the Income Fund's expenses are fixed in nature, is expected to result in a decrease in cash distributions to the Limited Partners during 1998. No amounts distributed or to be distributed to the Limited Partners for the years ended December 1997, 1996 and 1995, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions.

   We believe that the restaurant properties are adequately covered by insurance. In addition, we have obtained contingent liability and property coverage for the Income Fund. This insurance is intended to reduce the Income Fund's exposure in the unlikely event a tenant's insurance policy lapses or is insufficient to cover a claim relating to the restaurant property.

   Due to low operating expenses and ongoing cash flow, we do not believe that working capital reserves are necessary at this time. In addition, because all leases of the Income Fund's restaurant properties are on a triple-net basis, it is not anticipated that a permanent reserve for maintenance and repairs will be established at this time. To the extent, however, that the Income Fund has insufficient funds for such purposes, we will contribute to the Income Fund an aggregate amount of up to one percent of the offering proceeds for maintenance and repairs.

Results of Operations

 Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997

   During the nine months ended September 30, 1997, the Income Fund and its consolidated joint venture, CNL/Longacre Joint Venture, owned and leased 26 wholly-owned restaurant properties (including six restaurant properties which were sold during 1997) and during the nine months ended September 30, 1998, the Income Fund and CNL/Longacre Joint Venture owned and leased 25 wholly-owned restaurant properties (including two restaurant properties sold in 1998), to operators of fast-food and family-style restaurant chains. In connection therewith, during the nine months ended September 30, 1998 and 1997, the Income Fund and CNL/Longacre Joint Venture earned $1,028,589 and $1,160,634, respectively, in rental income from operating leases and earned income from direct financing leases, $338,068 and $378,168 of which was earned during the quarters ended September 30, 1998 and 1997, respectively. Rental and earned income decreased approximately $142,600 and $481,600 during the quarter and nine months ended September 30, 1998, respectively, as compared to the quarter and nine months ended September 30, 1997, as a result of the sales of restaurant properties during 1997 and 1998. The decrease in rental and earned income was partially offset by an increase of approximately $81,200 and $243,600 during the quarter and nine months ended September 30, 1998, respectively, due to the reinvestment of a portion of net sales proceeds from the 1997 sales, in two restaurant properties in Houston, Texas and Sandy, Utah, in November 1997 and December 1997, respectively.

   The decrease in rental income was partially offset by the fact that during the nine months ended September 30, 1997, the Income Fund increased its allowance for doubtful accounts for the restaurant properties located in Connorsville and Richmond, Indiana, due to financial difficulties the tenant was experiencing. No such allowance was established during the nine months ended September 30, 1998, due to the fact that the Income Fund re-leased the restaurant property located in Connorsville, Indiana, to a new tenant for which rent commenced subsequent to September 30, 1997 and sold the restaurant property located in Richmond, Indiana in November 1997.

   Rental and earned income also decreased during the quarter and nine months ended September 30, 1998, by approximately $9,000 and $26,300, respectively, due to the fact that in August 1998, the Income Fund retroactively terminated the lease with the tenant of the restaurant property in Daleville, Indiana. The Income Fund is currently seeking a new tenant or purchaser for this restaurant property. Rental and earned income are expected to remain at reduced amounts until such time as the Income Fund executes a new lease or until the restaurant property is sold and the proceeds from such sale is reinvested in an additional restaurant property.

   Rental and earned income during the nine months ended September 30, 1998 and 1997, continued to remain at reduced amounts due to the fact that the Income Fund is not receiving any rental income relating to the restaurant properties in Belding, Michigan, and Lebanon, New Hampshire. We are currently seeking purchasers or new tenants for these restaurant properties. Rental and earned income are expected to remain at reduced amounts until such time as the Income Fund executes new leases for these restaurant properties or until the restaurant properties are sold and the proceeds from such sales are reinvested in additional restaurant properties.

   For the nine months ended September 30, 1998 and 1997, the Income Fund also earned $33,412 and $68,056, respectively, in contingent rental income, $10,084 and $15,404 which were earned during the quarters ended September 30, 1998 and 1997, respectively. The decrease in contingent rental income during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, is primarily attributable to restaurant property sales during 1997 and 1998 and decreases in restaurant sales of restaurant properties, the leases of which require the payment of contingent rental income.

   During the nine months ended September 30, 1997, the Income Fund owned and leased two restaurant properties indirectly through other joint venture arrangements. During the nine months ended September 30, 1998, the Income Fund owned and leased two restaurant properties as tenants-in-common with certain of our affiliates and three restaurant properties indirectly through joint venture arrangements. In connection therewith, during the nine months ended September 30, 1998 and 1997, the Income Fund earned $112,418 and $33,549, respectively, attributable to net income earned by unconsolidated joint ventures in which the Income Fund is a co-venturer, $40,315 and $11,144 of which were earned during the quarters ended September 30, 1998 and 1997, respectively. The increase in net income earned by these joint ventures during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, is primarily attributable to the fact that subsequent to September 30, 1997, the Income Fund reinvested a portion of the net sales proceeds it received from the 1997 and 1998 sales of several restaurant properties in two restaurant properties in Mesa, Arizona and Vancouver, Washington, with certain of our affiliates as tenants-in-common and acquired an interest in RTO Joint Venture with one of our affiliates, as described above in "Liquidity and Capital Resources."

   During at least one of the nine months ended September 30, 1998 and 1997, five lessees of the Income Fund and its consolidated joint venture, Golden Corral Corporation, Slaymaker Group, Inc., DenAmerica, Inc., Shoney's, Inc., and Tampa Foods, L.P., each contributed more than 10% of the Income Fund's total rental income (including rental income from the Income Fund's consolidated joint venture, the Income Fund's share of the rental income from restaurant properties owned by unconsolidated joint ventures in which the Income Fund is a co-venturer and restaurant properties owned with affiliates as tenants-in-common). As of September 30, 1998, Golden Corral Corporation was the lessee under the leases relating to two restaurants, Slaymaker Group, Inc. was the lessee under a lease relating to one restaurant, DenAmerica, Inc. was the lessee under leases relating to two restaurants, Shoney's, Inc. was the lessee under the leases relating to two restaurants, and Tampa Foods, L.P. was the lessee under the leases relating to one restaurant. It is anticipated that based on the minimum rental payments required by the leases, Slaymaker Group, Inc. and Golden Corral Corporation each will continue to contribute more than 10% of the Income Fund's total rental income during the remainder of 1998 and subsequent years. In addition, during at least one of the nine months ended September 30, 1998 and 1997, five restaurant chains, Golden Corral Family Steakhouse Restaurants ("Golden Corral"), Wendy's Old Fashioned Hamburger Restaurants ("Wendy's"), Tony Roma's Famous for Ribs Restaurant ("Tony Roma's"), Denny's, and Perkins each accounted for more than 10% of the Income Fund's total rental income. It is anticipated that, based on the minimum rental payments required by the leases, Golden Corral and Tony Roma's each will continue to contribute more than 10% of the Income Fund's total rental income during the remainder of 1998 and subsequent years. Any failure of these lessees or restaurant chains could materially affect the Income Fund's income.

   Interest and other income was $223,647 and $227,320 for the nine months ended September 30, 1998 and 1997, respectively, $58,791 and $93,169 of which was earned during the quarters ended September 30, 1998 and 1997, respectively. The decrease in interest and other income during the quarter ended September 30, 1998, as compared to the quarter ended September 30, 1997, is primarily attributable to interest earned on the sales proceeds received during the quarter ended September 30, 1997, from the 1997 sales of restaurant properties which had not been reinvested as of September 30, 1997.

   Operating expenses, including depreciation expense, were $370,142 and $448,852 for the nine months ended September 30, 1998 and 1997, respectively, of which $120,809 and $150,248 were incurred for the quarters ended September 30, 1998 and 1997, respectively. The decrease in operating expenses during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, was primarily attributable to a decrease in depreciation expense due to the sales of several restaurant properties during 1997 and 1998.

   Due to the tenant defaults under the leases for the restaurant properties in Belding, Michigan, and Lebanon, New Hampshire, the Income Fund and its consolidated joint venture, CNL/Longacre Joint Venture, expect to continue to incur operating expenses relating to such restaurant properties until the restaurant properties are sold or re-leased to new tenants.

   As a result of the sale of the restaurant properties in Myrtle Beach, South Carolina and St. Cloud, Florida, in August 1995 and October 1996, respectively, and recording the gains from such sales using the installment method, the Income Fund recognized gains for financial reporting purposes of $2,621 and $758, during the nine months ended September 30, 1998 and 1997, respectively, $838 and $259 of which were recognized during the quarters ended September 30, 1998 and 1997, respectively.

   As a result of the sales of two restaurant properties during the nine months ended September 30, 1998, as described above in "Liquidity and Capital Resources," the Income Fund recognized total gains of $440,822 for financial reporting purposes. As a result of the sale of three restaurant properties during the nine months ended September 30, 1997, the Income Fund recognized a gain of $368,812 for financial reporting purposes, $266,817 of which was recognized during the quarter ended September 30, 1997.

   During the nine months ended September 30, 1997, the Income Fund recorded an allowance for loss on land and building of $142,990 for financial reporting purposes, relating to the restaurant property in Richmond, Indiana. The loss represented the difference between the restaurant property's net carrying value at September 30, 1997 and the estimated net realizable value. This restaurant property was sold in November 1997.

   In addition, during the quarter and nine months ended September 30, 1998, the Income Fund established an allowance for loss on land and buildings of $120,508 and $273,141, respectively, for financial reporting purposes relating to the restaurant properties in Daleville, Indiana and Belding, Michigan, respectively. The allowances represent the aggregate difference between the net carrying value at September 30, 1998 and the current estimated net realizable value at September 30, 1998 for each restaurant property.

 The Years Ended December 31, 1997, 1996 and 1995

   During 1995, the Income Fund owned and leased 27 wholly-owned restaurant properties (including one restaurant property in Myrtle Beach, South Carolina, which was sold in August 1995), during 1996, the Income Fund owned and leased 26 wholly-owned restaurant properties (including one restaurant property in St. Cloud, Florida, which was sold in October 1996) and during 1997, the Income Fund owned 27 wholly-owned restaurant properties (including six restaurant properties, one in each of Franklin and Smyrna, Tennessee; Salem, New Hampshire; Port St. Lucie and Tampa, Florida and Richmond, Indiana, which were sold during the year ended December 31, 1997). In addition, during 1997, 1996 and 1995, the Income Fund was a co-venturer in three separate joint ventures that each owned and leased one restaurant property and during 1997, the Income Fund owned and leased two restaurant properties, with certain of our affiliates, as tenants-in-common. As of December 31, 1997, the Income Fund owned, either directly or through joint venture arrangements, 26 restaurant properties which are, in general, subject to long-term, triple-net leases. The leases of the restaurant properties provide for minimum base annual rental amounts (payable in monthly installments) ranging from approximately $37,800 to $222,800. Generally, the leases provide for percentage rent based on sales in excess of a specified amount to be paid annually. In addition, a majority of the leases provide that, commencing in the sixth lease year, the percentage rent will be an amount equal to the greater of (i) the percentage rent calculated under the lease formula or (ii) a specified percentage (ranging from one-fourth to five percent) of the purchase price paid by the Income Fund for the restaurant property.

   During the years ended December 31, 1997, 1996 and 1995, the Income Fund and its consolidated joint venture, CNL/Longacre Joint Venture, earned $1,500,967, $1,931,573 and $2,068,342, respectively, in rental income from operating leases and earned income from direct financing leases. The decrease in rental and earned income during the year ended December 31, 1997, as compared to 1996, was partially attributable to a decrease of approximately $322,300 as a result of the sale of its restaurant properties in St. Cloud, Florida (in October 1996), Franklin, Tennessee (in January 1997), Smyrna, Tennessee (in May 1997), Salem, New Hampshire (in September 1997), Port St. Lucie, Florida (in September 1997) and Tampa, Florida (in December 1997), as described above in "Liquidity and Capital Resources." During 1997, the decrease in rental income was partially offset by an increase of approximately $24,700 due to the reinvestment of a portion of these net sales proceeds in a restaurant property in Houston, Texas and Sandy, Utah, in November 1997 and December 1997, respectively, as described above in "Liquidity and Capital Resources."

   Rental and earned income also decreased in 1997 and 1996, each as compared to the previous year, as a result of the Income Fund increasing its allowance for doubtful accounts by approximately $57,700 and $29,500, respectively, for rental and other amounts relating to the Hardee's restaurant properties located in Connorsville and Richmond, Indiana, which were leased by the same tenant, due to financial difficulties the tenant was experiencing. Rental and earned income decreased by approximately $79,200 during 1997 due to the fact that the Income Fund terminated the lease with the former tenant of these restaurant properties in June 1997, as described above in "Liquidity and Capital Resources." We have agreed that they will cease collection efforts on past due rental amounts once the former tenant of these restaurant properties pays all amounts due under the promissory note for past due real estate taxes described above in "Liquidity and Capital Resources." The decrease in rental and earned income was slightly offset by an increase of $8,500 in rental income from the new tenant of the restaurant property in Connorsville, Indiana, who began operating the restaurant property after it was renovated into an Arby's restaurant property. In November 1997, the Income Fund sold its restaurant property in Richmond, Indiana, as described above in "Liquidity and Capital Resources."

   The decrease in rental and earned income during 1996, as compared to 1995, was partially attributable to a decrease of approximately $95,000 as a result of the sale of its restaurant properties in Myrtle Beach, South Carolina and St. Cloud, Florida, in August 1995 and October 1996, respectively, as described above in "Liquidity and Capital Resources." As a result of accepting promissory notes in conjunction with each of these sales of restaurant properties, as described above in "Liquidity and Capital Resources," interest income increased during 1997 and 1996 as described below.

   Rental and earned income also decreased by approximately $8,100 during 1996, as compared to 1995, due to the fact that in October 1995, the tenant ceased operations of the restaurant property in South Haven, Michigan. In June 1997, the Income Fund incurred renovation costs to convert the restaurant property into an Arby's restaurant and entered into an operating agreement for this restaurant property with an operator, as described above in "Liquidity and Capital Resources," and earned approximately $5,100 in rental income during 1997 from the operator of the restaurant property.

   Rental and earned income in 1997, 1996 and 1995, continued to remain at reduced amounts due to the fact that the Income Fund is not receiving any rental income from the restaurant properties in Belding and South Haven, Michigan and Lebanon, New Hampshire, as a result of the tenants defaulting under the terms of their leases and ceasing operations of the restaurants on the restaurant properties during 1995. During 1997, the Income Fund located a new tenant for the restaurant property in South Haven, Michigan, as described above. We are still seeking replacement tenants or purchasers for the restaurant properties in Belding, Michigan and Lebanon, New Hampshire.

   For the years ended December 31, 1997, 1996 and 1995, the Income Fund earned $233,633, $130,167 and $104,455, respectively, in contingent rental income. The increase in contingent rental income during 1997, as compared to 1996, is primarily attributable to amounts collected under the operating agreement with the new operator of the restaurant property located in South Haven, Michigan. The operating agreement provides for payment to the Income Fund of reduced base rents and a percentage of the net operating income generated by the restaurant. The Income Fund expects to continue to receive such amounts until a lease is entered into with the current operator, at which time contingent rental income is expected to decrease, but at which time base rent is expected to increase. The increase in contingent rental income during 1996, as compared to 1995, is partially attributable to increased gross sales of certain restaurant properties requiring the payment of contingent rent.

   During the years ended December 31, 1997, 1996 and 1995, the Income Fund earned $288,637, $137,385 and $55,785, respectively, in interest income. The increase in interest income during 1997 and 1996, each as compared to the previous year, was primarily attributable to the interest earned on the mortgage notes receivable accepted in connection with the sale of the restaurant properties in St. Cloud, Florida and Myrtle Beach, South Carolina in October 1996 and August 1995, respectively. In addition, interest income increased during 1997 due to interest earned on the net sales proceeds received relating to the sales of the restaurant properties in Smyrna, Tennessee; Salem, New Hampshire; Port St. Lucie, Florida; Richmond, Indiana and

Tampa, Florida. Interest income is expected to decrease during 1998 as net sales proceeds held at December 31, 1997, are reinvested in additional restaurant properties, distributed to the Limited Partners or used for other Income Fund purposes.

   In addition, for the years ended December 31, 1997, 1996 and 1995, the Income Fund earned $56,015, $46,452 and $47,018, respectively, attributable to net income earned by unconsolidated joint ventures in which the Income Fund is a co-venturer. The increase in net income earned by joint ventures during 1997, as compared to 1996, is primarily attributable to the fact that in October 1997, the Income Fund acquired an interest in a restaurant property in Mesa, Arizona, with affiliates as tenants-in-common, as described above in "Liquidity and Capital Resources." Net income earned by this joint venture is expected to increase during 1998 as a result of the Income Fund acquiring an interest in a restaurant property in Vancouver, Washington, in December 1997, with certain of our affiliates, as described above in "Liquidity and Capital Resources."

   During the years ended December 31, 1997, 1996 and 1995, two lessees of the Income Fund and its consolidated joint venture, Shoney's, Inc. and Golden Corral Corporation, each contributed more than 10% of the Income Fund's total rental income (including rental income from the Income Fund's consolidated joint venture and the Income Fund's share of the rental income from two restaurant properties owned by unconsolidated joint ventures and two restaurant properties owned with affiliates as tenants-in-common). As of December 31, 1997, Shoney's, Inc. was the lessee under leases relating to four restaurants and Golden Corral Corporation was the lessee under leases relating to two restaurants. It is anticipated that, based on the minimum rental payments required by the leases, these two lessees will continue to contribute more than 10% of the Income Fund's total rental income during 1998 and subsequent years. In addition, three restaurant chains, Perkins, Denny's and Wendy's Old Fashioned Hamburger Restaurants, each accounted for more than 10% of the Income Fund's total rental and mortgage interest income during 1997, 1996 and 1995 (including rental income from the Income Fund's consolidated joint venture and the Income Fund's share of the rental income from two restaurant properties owned by unconsolidated joint ventures and two restaurant properties owned with affiliates as tenants-in-common). In subsequent years, it is anticipated that these three restaurant chains each will continue to account for more than 10% of the total rental and mortgage interest income to which the Income Fund is entitled under the terms of the leases and mortgage note. Any failure of these lessees or restaurant chains could materially affect the Income Fund's income.

   Operating expenses, including depreciation and amortization expense, were $574,472, $631,565 and $640,922 for the years ended December 31, 1997, 1996 and
1995, respectively. The decrease in operating expenses during 1997 and 1996, each as compared to the previous year, was partially attributable to a decrease in depreciation expense as a result of the sales of restaurant properties in 1997, 1996 and 1995, as described above in "Liquidity and Capital Resources."

   Operating expenses also decreased during 1996, as compared to 1995, due to the fact that the Income Fund and its consolidated joint venture, CNL/Longacre Joint Venture, recorded approximately $35,100, $40,700 and $47,200 during the years ended December 31, 1997, 1996 and 1995, respectively, for real estate taxes relating to the restaurant properties in Lebanon, New Hampshire and Belding and South Haven, Michigan, as a result of lease terminations. The Income Fund entered into an operating agreement with an operator for the restaurant property in South Haven, Michigan, as described above in "Liquidity and Capital Resources," and is currently seeking either a replacement tenant or a purchaser for the restaurant properties in Lebanon, New Hampshire and Belding, Michigan, as described above in "Liquidity and Capital Resources." The Income Fund expects to continue to incur real estate taxes, insurance and maintenance expense for its restaurant properties in Lebanon, New Hampshire and Belding, Michigan, until such time as a new lease is executed for each restaurant property or until each restaurant property is sold.

   The decrease in operating expenses during 1996, as compared to 1995, is partially offset by an increase in accounting and administrative expenses associated with operating the Income Fund and its restaurant properties and an increase in insurance expense as a result of our obtaining contingent liability and property coverage for the Income Fund beginning in May 1995.

   In connection with the sale of its restaurant properties in St. Cloud, Florida and Myrtle Beach, South Carolina, during 1996 and 1995, respectively, as described above in "Liquidity and Capital Resources," the Income Fund recognized a gain for financial reporting purposes of $1,362, $19,369 and $1,571 for the years ended December 31, 1997, 1996 and 1995, respectively. In accordance with Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate," the Income Fund recorded the sales using the installment sales method. As such, the gain on the sales was deferred and is being recognized as income proportionately as payments under the mortgage notes are collected. Therefore, the balance of the deferred gain of $323,157 at December 31, 1997, will be recognized as income in future periods as payments are collected. For federal income tax purposes, gains of approximately $194,100 and $136,900 from the sale of the restaurant properties in St. Cloud, Florida, and Myrtle Beach, South Carolina, respectively, were also deferred and are being recognized as payments under the mortgage notes are collected.

   As a result of the sales of the restaurant properties in Smyrna, Tennessee; Salem, New Hampshire; and Port St. Lucie and Tampa, Florida, as described above in "Liquidity and Capital Resources," the Income Fund recognized gains totaling $549,516 during 1997, for financial reporting purposes. The gains for 1997, were partially offset by a loss of $141,567 for financial reporting purposes, resulting from the November 1997 sale of the restaurant property in Richmond, Indiana, as described above in "Liquidity and Capital Resources." In October 1995, the Income Fund also sold a portion of the land relating to its restaurant property in Dalesville, Indiana, as the result of a right of way taking and recognized a gain for financial reporting purposes of $4,353 during the year ended December 31, 1995.

   During 1997, the Income Fund established an allowance for loss on land and building of $151,671 for financial reporting purposes relating to the restaurant property in Belding, Michigan. The allowance represents the difference between the restaurant property's carrying value at December 31, 1997 and the estimated net realizable value for this restaurant property. In addition, an allowance was established for loss on land and building of $99,023 for financial reporting purposes relating to the restaurant property in Lebanon, New Hampshire, owned by the Income Fund's consolidated joint venture. The allowance represents the difference between the restaurant property's carrying value at December 31, 1997 and the estimated new realizable value, based on an anticipated sales price for the restaurant property.

   At December 31, 1996, the Income Fund established an allowance for loss on land and building in the amount of $169,463 for financial reporting purposes. The allowance represented the difference between (i) the restaurant property's carrying value at December 31, 1996, plus the additional rental income (accrued rental income) that the Income Fund had recognized since inception of the lease relating to the straight-lining of future scheduled rent increases minus (ii) the net realizable value of $960,741 received as net sales proceeds in conjunction with the sale of the restaurant property in January 1997, as described above in "Liquidity and Capital Resources."

   In addition, during 1996, the Income Fund established an allowance for loss on land and building for its restaurant property in Richmond, Indiana. The allowance of $70,062 represented the difference between the restaurant property's carrying value at December 31, 1996, and the estimated fair value of the restaurant property based on an anticipated sales price of this restaurant property. This restaurant property was sold in November 1997, as described above in "Liquidity and Capital Resources."

General

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Income Fund's financial position or results of operations.

   The Income Fund's leases as of September 30, 1998, are, in general, triple-net leases and contain provisions that we believe mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain restaurant sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Management expects that increases in restaurant sales volumes due to inflation and real sales growth should result in an increase in rental income (for certain restaurant properties) over time. Continued inflation also may cause capital appreciation of the Income Fund's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.

   The Year 2000 problem is the result of information technology systems and embedded systems (products which are made with microprocessor (computer) chips such as HVAC systems, physical security systems and elevators) using a two-digit format, as opposed to four digits, to indicate the year. Such information technology and embedded systems may be unable to properly recognize and process date-sensitive information beginning January 1, 2000.

   The Income Fund does not have any information technology systems. Certain of our affiliates provide all services requiring the use of information technology systems pursuant to a management agreement with the Income Fund. The maintenance of embedded systems, if any, at the Income Fund's properties is the responsibility of the tenants of the properties in accordance with the terms of the Income Fund's leases. We and our affiliates have established a team dedicated to reviewing the internal information technology systems used in the operation of the Income Fund, and the information technology and embedded systems and the Year 2000 compliance plans of the Income Fund's tenants, significant suppliers, financial institutions and transfer agent.

   The information technology infrastructure of our affiliates consists of a network of personal computers and servers that were obtained from major suppliers. The affiliates utilize various administrative and financial software applications on that infrastructure to perform the business functions of the Income Fund. Our inability and that of our affiliates to identify and timely correct material Year 2000 deficiencies in the software and/or infrastructure could result in an interruption in, or failure of, certain of the Income Fund's business activities or operations. Accordingly, we and affiliates have requested and are evaluating documentation from the suppliers of the affiliates regarding the Year 2000 compliance of their products that are used in the business activities or operations of the Income Fund. The costs expected to be incurred by us and our affiliates to become Year 2000 compliant will be incurred by us and our affiliates; therefore, these costs will have no impact on the Income Fund's financial position or results of operations.

   The Income Fund has material third party relationships with its tenants, financial institutions and transfer agent. The Income Fund depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. If any of these third parties are unable to meet their obligations to the Income Fund because of the Year 2000 deficiencies, such a failure may have a material impact on the Income Fund. Accordingly, we have requested and are evaluating documentation from the Income Fund's tenants, financial institutions, and transfer agent relating to their Year 2000 compliance plans. At this time, we have not yet received sufficient certifications to be assured that the tenants, financial institutions, and transfer agent have fully considered and mitigated any potential material impact of the Year 2000 deficiencies. Therefore, we do not, at this time, know of the potential costs to the Income Fund of any adverse impact or effect of any Year 2000 deficiencies by these third parties.

   We currently expect that all Year 2000 compliance testing and any necessary remedial measures on the information technology systems used in the business activities and operations of the Income Fund will be completed prior to June 30, 1999. Based on the progress we and our affiliates have made in identifying and addressing the Income Fund's Year 2000 issues and the plan and timeline to complete the compliance program, we do not foresee significant risks associated with the Income Fund's Year 2000 compliance at this time. Because we and our affiliates are still evaluating the status of the systems used in business activities and operations of the Income Fund and the systems of the third parties with which the Income Fund conducts its business, we have not yet developed a comprehensive contingency plan and are unable to identify "the most reasonably likely worst case scenario" at this time. As we identify significant risks related to the Income Fund's Year 2000 compliance or if the Income Fund's Year 2000 compliance program's progress deviates substantially from the anticipated timeline, we will develop appropriate contingency plans.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Condensed Balance Sheets as of September 30, 1998 and December 31, 1997...   F-1
Condensed Statements of Income for the Quarters and Nine Months Ended
 September 30, 1998 and 1997..............................................   F-2
Condensed Statements of Partner's Capital for the Nine Months Ended
 September 30, 1998 and for the Year Ended December 31, 1997..............   F-3
Condensed Statements of Cash Flows for the Nine Months Ended September 30,
 1998 and 1997............................................................   F-4
Notes to Condensed Financial Statements for the Quarters and Nine Months
 Ended September 30, 1998 and 1997........................................   F-5
Report of Independent Accountants.........................................   F-9
Balance Sheets as of December 31, 1997 and 1996...........................  F-10
Statements of Income for the Years Ended December 31, 1997, 1996 and
 1995.....................................................................  F-11
Statements of Partner's Capital for the Years Ended December 31, 1997,
 1996 and 1995............................................................  F-12
Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 1995.....................................................................  F-13
Notes to Financial Statements for the Years Ended December 31, 1997, 1996
 and 1995.................................................................  F-14
Unaudited Pro Forma Financial Information.................................  F-26
Unaudited Pro Forma Balance Sheet as of September 30, 1998................  F-26
Unaudited Pro Forma Income Statement for the Nine Months Ended September
 30, 1998.................................................................  F-27
Unaudited Pro Forma Income Statement for the Year Ended December 31,
 1997.....................................................................  F-28
Notes and Management's Assumptions to Unaudited Pro Forma Financial
 Statements...............................................................  F-29

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                      September 30, December 31,
                                                          1998          1997
                                                      ------------- ------------
                       ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 land and buildings.................................   $10,855,678  $12,421,143
Net investment in direct financing leases...........     1,717,763    2,277,481
Investment in joint ventures........................     2,231,902    1,558,709
Mortgage note receivable, less deferred gain of
 $320,536 and $323,157..............................     1,742,233    1,758,167
Cash and cash equivalents...........................       481,185    1,361,290
Receivables, less allowance for doubtful accounts of
 $150,102 and $137,892..............................        61,221      108,261
Prepaid expenses....................................         8,458        9,307
Accrued rental income...............................       221,988      169,726
Other assets........................................        54,346       54,346
                                                       -----------  -----------
                                                       $17,374,774  $19,718,430
                                                       ===========  ===========
         LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................   $     2,315  $    24,229
Accrued construction costs payable..................           --       125,000
Accrued and escrowed real estate taxes payable......        17,217       93,392
Distributions payable...............................       500,000      575,000
Due to related parties..............................       216,395      143,867
Rents paid in advance...............................        35,485       13,479
                                                       -----------  -----------
    Total liabilities...............................       771,412      974,967
Minority interest...................................       209,524      222,929
Partners' capital...................................    16,393,838   18,520,534
                                                       -----------  -----------
                                                       $17,374,774  $19,718,430
                                                       ===========  ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                      Quarter Ended       Nine Months Ended
                                      September 30,         September 30,
                                    ------------------- ----------------------
                                      1998       1997      1998        1997
                                    ---------  -------- ----------  ----------
Revenues:
  Rental income from operating
   leases.......................... $ 287,742  $344,772 $  875,920  $1,042,771
  Earned income from direct
   financing leases................    50,326    33,396    152,669     117,863
  Contingent rental income.........    10,084    15,404     33,412      68,056
  Interest and other income........    58,791    93,169    223,647     227,320
                                    ---------  -------- ----------  ----------
                                      406,943   486,741  1,285,648   1,456,010
                                    ---------  -------- ----------  ----------
Expenses:
  General operating and
   administrative..................    35,693    52,181    113,010     128,730
  Bad debt expense.................       --        --       5,882       9,007
  Professional services............     3,235     4,866     13,314      17,695
  Real estate taxes................    10,138    10,776     26,558      32,298
  State and other taxes............       --        --       9,658      11,897
  Depreciation.....................    71,743    82,425    201,720     249,225
                                    ---------  -------- ----------  ----------
                                      120,809   150,248    370,142     448,852
                                    ---------  -------- ----------  ----------
Income Before Minority Interest in
 Loss of Consolidated Joint
 Venture, Equity in Earnings of
 Unconsolidated Joint Ventures,
 Gain on Sale of Land and Buildings
 and Provision for Loss on Land and
 Buildings.........................   286,134   336,493    915,506   1,007,158
Minority Interest in Loss of
 Consolidated Joint Venture........     3,955     6,092     13,405      16,124
Equity in Earnings of
 Unconsolidated Joint Ventures.....    40,315    11,144    112,418      33,549
Gain on Sale of Land and
 Buildings.........................       838   267,076    443,443     369,570
Provision for Loss on Land and
 Buildings.........................  (120,508)      --    (273,141)   (142,990)
                                    ---------  -------- ----------  ----------
Net Income......................... $ 210,734  $620,805 $1,211,631  $1,283,411
                                    ---------  -------- ----------  ----------
Allocation of Net Income:
  General partners................. $     179  $  6,060 $    6,534  $   10,548
  Limited partners.................   210,555   614,745  1,205,097   1,272,863
                                    ---------  -------- ----------  ----------
                                    $ 210,734  $620,805 $1,211,631  $1,283,411
                                    =========  ======== ==========  ==========
Net Income Per Limited Partner
 Unit.............................. $    4.21  $  12.29 $    24.10  $    25.46
                                    =========  ======== ==========  ==========
Weighted Average Number of Limited
 Partner Units Outstanding.........    50,000    50,000     50,000      50,000
                                    =========  ======== ==========  ==========

                See accompanying notes to financial statements.

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                 Nine Months Ended  Year Ended
                                                   September 30,   December 31,
                                                       1998            1997
                                                 ----------------- ------------
General partners:
  Beginning balance.............................    $   493,982    $   376,173
  Contributions.................................            --         106,000
  Net income....................................          6,534         11,809
                                                    -----------    -----------
                                                        500,516        493,982
                                                    -----------    -----------
Limited partners:
  Beginning balance.............................     18,026,552     18,606,446
  Net income....................................      1,205,097      1,720,106
  Distributions ($66.77 and $46.00 per limited
   partner unit, respectively)..................     (3,338,327)    (2,300,000)
                                                    -----------    -----------
                                                     15,893,322     18,026,552
                                                    -----------    -----------
Total partners' capital.........................    $16,393,838    $18,520,534
                                                    ===========    ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                         Nine Months Ended
                                                           September 30,
                                                      ------------------------
                                                         1998         1997
                                                      -----------  -----------
Increase (Decrease) in Cash and Cash Equivalents:
 Net Cash Provided by Operating Activities........... $ 1,230,725  $ 1,297,828
                                                      -----------  -----------
 Cash Flows from Investing Activities:
  Proceeds from sale of land and building............   2,125,220    4,082,166
  Additions to land and buildings on operating
   leases............................................    (125,000)    (120,365)
  Investment in joint ventures.......................    (713,480)         --
  Collections on mortgage notes receivable...........      15,757        5,503
  Increase in restricted cash........................         --    (2,487,115)
                                                      -----------  -----------
   Net cash provided by investing activities.........   1,302,497    1,480,189
                                                      -----------  -----------
 Cash Flows from Financing Activities:
  Distributions to limited partners..................  (3,413,327)  (1,725,000)
                                                      -----------  -----------
   Net cash used in financing activities.............  (3,413,327)  (1,725,000)
                                                      -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents.........................................    (880,105)   1,053,017
Cash and Cash Equivalents at Beginning of Period.....   1,361,290      362,922
                                                      -----------  -----------
Cash and Cash Equivalents at End of Period........... $   481,185  $ 1,415,939
                                                      ===========  ===========
Supplemental Schedule of Non-Cash Investing and
 Financing Activities:
 Net investment in direct financing lease
  reclassified to land and building on operating
  lease as a result of lease termination............. $   530,498  $       --
                                                      ===========  ===========
 Deferred real estate disposition fees incurred and
  unpaid at end of period............................ $    65,400  $       --
                                                      ===========  ===========
 Distributions declared and unpaid at end of period.. $   500,000  $   575,000
                                                      ===========  ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

           Quarters and Nine Months Ended September 30, 1998 and 1997

1. Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter and nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund V, Ltd. (the "Partnership") for the year ended December 31, 1997.

   The Partnership accounts for its 66.5% interest in CNL/Longacre Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

2. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at:

                                                    September 30, December 31,
                                                        1998          1997
                                                    ------------- ------------
     Land..........................................  $ 5,340,524  $ 6,069,665
     Buildings.....................................    7,869,209    8,546,530
                                                     -----------  -----------
                                                      13,209,733   14,616,195
     Less accumulated depreciation.................   (1,830,220)  (1,944,358)
                                                     -----------  -----------
                                                      11,379,513   12,671,837
     Less allowance for loss on land and build-
      ings.........................................     (523,835)    (250,694)
                                                     -----------  -----------
                                                     $10,855,678  $12,421,143
                                                     ===========  ===========

   During the nine months ended September 30, 1998, the Partnership sold its properties in Port Orange, Florida, and Tyler, Texas to the tenants for a total of $2,180,000 and received net sales proceeds of $2,125,220, resulting in a total gain of $440,822 for financial reporting purposes. These properties were originally acquired by the Partnership in 1988 and 1989 and had costs totaling approximately $1,791,300, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold these properties for a total of approximately $333,900 in excess of their original purchase prices. In connection with the sale of the properties, the Partnership incurred deferred, subordinated, real estate disposition fees of $65,400 (see Note 6).

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

           Quarters and Nine Months Ended September 30, 1998 and 1997

   As of December 31, 1997, the Partnership had established an allowance for loss on land and buildings of $250,694, for financial reporting purposes, relating to the properties in Belding, Michigan and Lebanon, New Hampshire. During the nine months ended September 30, 1998, the Partnership increased the allowance by $152,633 for the property in Belding, Michigan. In addition, during the nine months ended September 30, 1998, the Partnership established an allowance for loss on land and building of $120,508, relating to the property located in Daleville, Indiana. The allowances represent the difference between the net carrying values of the properties at September 30, 1998 and current estimates of net realizable values for these properties.

3. Net Investment in Direct Financing Leases

   During the nine months ended September 30, 1998, the Partnership terminated its lease with the tenant of the property in Daleville, Indiana. As a result, the Partnership reclassified these assets from net investment in direct financing lease to land and building on operating lease. In accordance with Statement of Financial Accounting Standards #13, "Accounting for Leases," the Partnership recorded the reclassified assets at the lower of original cost, present fair value, or present carrying value. No loss on termination of direct financing lease was recorded for financial reporting purposes.

4. Investment in Joint Ventures

   In May 1998, the Partnership entered into a joint venture arrangement, RTO Joint Venture, with an affiliate of the general partners, to construct and hold one restaurant property. As of September 30, 1998, the Partnership had contributed $713,480 to purchase land and pay for construction relating to the joint venture. As of September 30, 1998, the Partnership has agreed to contribute approximately $40,900 in additional construction costs to the joint venture. When construction is completed, the Partnership will have an approximate 53 percent interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with an affiliate.

   The following presents the combined, condensed financial information for all of the Partnership's joint ventures and properties held as tenants-in-common at:

                                                   September 30, December 31,
                                                       1998          1997
                                                   ------------- ------------
     Land and buildings on operating leases, less
      accumulated depreciation....................  $4,817,939    $4,277,972
     Net investment in direct financing leases....     802,097           --
     Cash.........................................      14,653        24,994
     Receivables..................................         527         4,417
     Prepaid expenses.............................         458           270
     Accrued rental income........................      97,074        68,819
     Liabilities..................................     105,316         1,250
     Partners' capital............................   5,627,432     4,375,222
     Revenues.....................................     386,391       151,242
     Net income...................................     305,686       121,605

   The Partnership recognized income totaling $112,418 and $33,549 for the nine months ended September 30, 1998 and 1997, respectively, from these joint ventures, $40,315 and $11,144 of which was earned during the quarters ended September 30, 1998 and 1997, respectively.

                            CNL INCOME FUND V. LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

           Quarters and Nine Months Ended September 30, 1998 and 1997


5. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return") on a cumulative basis.

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with the 10% Preferred Return, on a cumulative basis, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners.

   Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During the nine months ended September 30, 1998 and 1997, the Partnership declared distributions to the limited partners of $3,338,327 and $1,725,000, respectively, ($500,000 and $575,000 for the quarters ended September 30, 1998 and 1997, respectively). This represents distributions for the nine months ended September 30, 1998 and 1997, of $66.77 and $34.50 per unit, respectively ($10.00 and $11.50 per unit for the quarters ended September 30, 1998 and 1997, respectively). Distributions for the nine months ended September 30, 1998, included $1,838,327 as a result of the distribution of net sales proceeds from the 1997 and 1998 sales of the properties in Tampa and Port Orange, Florida. This amount was applied toward the limited partners' cumulative 10% Preferred Return. No distributions have been made to the general partners to date.

6. Related Party Transactions

   An affiliate of the Partnership is entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the affiliate provides a substantial amount of services in connection with the sale. Payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate cumulative 10% Preferred Return, plus their adjusted capital contributions. For the nine months ended September 30, 1998, the Partnership incurred $65,400 in deferred, subordinated, real estate disposition fees as a result of the sale of properties (see Note 2). No deferred, subordinated, real estate disposition fees were incurred for the nine months ended September 30, 1997.

7. Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental, earned and interest income (including the Partnership's

                            CNL INCOME FUND V. LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

           Quarters and Nine Months Ended September 30, 1998 and 1997

share of total rental and earned income from joint ventures and the properties held as tenants-in-common), for at least one of the nine months ended September 30:

                                                                1998     1997
                                                              -------- --------
     Golden Corral Corporation............................... $146,633 $146,633
     Slaymaker Group, Inc....................................  139,005      --
     DenAmerica, Inc.........................................   95,713  127,484
     Shoney's, Inc...........................................   83,051  180,044
     Tampa Foods, L.P........................................   70,219  133,923

   In addition, the following schedule presents total rental, earned and interest income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental, earned income and interest income from its properties (including the Partnership's share of total rental and earned income from joint ventures and the properties held as tenants-in-common) and mortgage notes for at least one of the nine months ended September 30:

                                                                1998     1997
                                                              -------- --------
     Golden Corral Family Steakhouse Restaurants............. $146,633 $146,633
     Tony Roma's Famous for Ribs.............................  139,005      --
     Wendy's Old Fashioned Hamburger Restaurants.............  128,616  193,319
     Denny's.................................................  103,736  228,498
     Perkins.................................................   77,728  280,805

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

                       Report of Independent Accountants

To the Partners
CNL Income Fund V, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund V, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund V, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
January 29, 1998

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

                                 BALANCE SHEETS

                                                             December 31,
                                                        -----------------------
                                                           1997        1996
                                                        ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 land and buildings.................................... $12,421,143 $15,190,278
Net investment in direct financing leases..............   2,277,481   1,941,406
Investment in joint ventures...........................   1,558,709     465,808
Mortgage notes receivable, less deferred gain..........   1,758,167   1,772,858
Cash and cash equivalents..............................   1,361,290     362,922
Receivables, less allowance for doubtful accounts of
 $137,892 and $37,743..................................     108,261      57,934
Prepaid expenses.......................................       9,307      10,416
Accrued rental income..................................     169,726     277,034
Other..................................................      54,346      54,346
                                                        ----------- -----------
                                                        $19,718,430 $20,133,002
                                                        =========== ===========
           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................... $    24,229 $    25,366
Accrued construction costs payable.....................     125,000         --
Accrued real estate taxes payable......................      93,392     104,764
Distributions payable..................................     575,000     575,000
Due to related parties.................................     143,867     155,964
Rents paid in advance..................................      13,479      11,738
                                                        ----------- -----------
      Total liabilities................................     974,967     872,832
Minority interest......................................     222,929     277,551
Partners' capital......................................  18,520,534  18,982,619
                                                        ----------- -----------
                                                        $19,718,430 $20,133,002
                                                        =========== ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                 Year Ended December 31,
                                             ----------------------------------
                                                1997        1996        1995
                                             ----------  ----------  ----------
Revenues:
  Rental income from operating leases....... $1,343,833  $1,746,021  $1,878,584
  Earned income from direct financing
   leases...................................    157,134     185,552     189,758
  Contingent rental income..................    233,663     130,167     104,455
  Interest income...........................    288,637     137,385      55,785
  Other income..............................     13,866      10,419      27,395
                                             ----------  ----------  ----------
                                              2,037,133   2,209,544   2,255,977
                                             ----------  ----------  ----------
Expenses:
  General operating and administrative......    166,346     178,991     157,741
  Professional services.....................     23,172      22,605      20,741
  Bad debt expense..........................      9,007         --        1,541
  Real estate taxes.........................     39,619      40,711      47,182
  State and other taxes.....................     11,897      12,492      15,982
  Depreciation and amortization.............    324,431     376,766     397,735
                                             ----------  ----------  ----------
                                                574,472     631,565     640,922
                                             ----------  ----------  ----------
Income Before Minority Interest in Loss of
 Consolidated Joint Venture, Equity in
 Earnings of Unconsolidated Joint Ventures,
 Gain on Sale of Land and Buildings and
 Provision for Loss on Land and Buildings...  1,462,661   1,577,979   1,615,055
Minority Interest in Loss of Consolidated
 Joint Venture..............................     54,622      23,884      11,823
Equity in Earnings of Unconsolidated Joint
 Ventures...................................     56,015      46,452      47,018
Gain on Sale of Land and Buildings..........    409,311      19,369       5,924
Provision for Loss on Land and Buildings....   (250,694)   (239,525)        --
                                             ----------  ----------  ----------
Net Income.................................. $1,731,915  $1,428,159  $1,679,820
                                             ==========  ==========  ==========
Allocation of Net Income:
  General partners.......................... $   11,809  $   12,513  $   16,754
  Limited partners..........................  1,720,106   1,415,646   1,663,066
                                             ----------  ----------  ----------
                                             $1,731,915  $1,428,159  $1,679,820
                                             ==========  ==========  ==========
Net Income Per Limited Partner Unit......... $    34.40  $    28.31  $    33.26
                                             ==========  ==========  ==========
Weighted Average Number of Limited Partner
 Units Outstanding..........................     50,000      50,000      50,000
                                             ==========  ==========  ==========

                See accompanying notes to financial statements.

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

                        STATEMENTS OF PARTNERS' CAPITAL

                  Years Ended December 31, 1997, 1996 and 1995

                          General Partners                  Limited Partners
                          ----------------- -------------------------------------------------
                                   Accumu-                              Accumu-
                          Contri-   lated     Contri-     Distri-        lated    Syndication
                          butions  Earnings   butions     butions      Earnings      Costs        Total
                          -------- -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1994...................  $ 46,000 $109,706 $25,000,000 $(12,868,240) $10,860,974 $(2,865,000) $20,283,440
Contributions from
 general partner........    31,500      --          --           --           --          --        31,500
Distributions to limited
 partners ($46 per
 limited partner unit)..       --       --          --    (2,300,000)         --          --    (2,300,000)
Net income..............       --    16,754         --           --     1,663,066         --     1,679,820
                          -------- -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1995...................    77,500  126,460  25,000,000  (15,168,240)  12,524,040  (2,865,000)  19,694,760
Contributions from
 general partner........   159,700      --          --           --           --          --       159,700
Distributions to limited
 partners ($46 per
 limited partner unit)..       --       --          --    (2,300,000)         --          --    (2,300,000)
Net income..............       --    12,513         --           --     1,415,646         --     1,428,159
                          -------- -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1996...................   237,200  138,973  25,000,000  (17,468,240)  13,939,686  (2,865,000)  18,982,619
Contributions from
 general partner........   106,000      --          --           --           --          --       106,000
Distributions to limited
 partners ($46 per
 limited partner unit)..       --       --          --    (2,300,000)         --          --    (2,300,000)
Net income..............       --    11,809         --           --     1,720,106         --     1,731,915
                          -------- -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1997...................  $343,200 $150,782 $25,000,000 $(19,768,240) $15,659,792 $(2,865,000) $18,520,534
                          ======== ======== =========== ============  =========== ===========  ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOWS

                                                 Year Ended December 31,
                                             ----------------------------------
                                                1997        1996        1995
                                             ----------  ----------  ----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
 Cash received from tenants................  $1,771,467  $2,083,722  $2,216,111
 Distributions from unconsolidated joint
  ventures.................................      53,176      53,782      53,405
 Cash paid for expenses....................    (305,341)   (161,730)   (173,597)
 Interest received.........................     293,929     127,971      46,999
                                             ----------  ----------  ----------
  Net cash provided by operating
   activities..............................   1,813,231   2,103,745   2,142,918
                                             ----------  ----------  ----------
 Cash Flows from Investing Activities:
 Proceeds from sale of land and buildings..   5,271,796     100,000         --
 Proceeds from sale of portion of land for
  right of way purposes....................         --          --        7,625
 Collections on mortgage note receivable...       9,265       6,712      11,409
 Additions to land and buildings on
  operating leases.........................  (1,900,790)        --          --
 Investment in direct financing lease......    (911,072)        --          --
 Investment in joint venture...............  (1,090,062)        --          --
 Other.....................................         --      (26,287)        --
                                             ----------  ----------  ----------
  Net cash provided by investing
   activities..............................   1,379,137      80,425      19,034
                                             ----------  ----------  ----------
 Cash Flows from Financing Activities:
 Contributions from general partner........     106,000     159,700      31,500
 Distributions to limited partners.........  (2,300,000) (2,300,000) (2,300,000)
                                             ----------  ----------  ----------
  Net cash used in financing activities....  (2,194,000) (2,140,300) (2,268,500)
                                             ----------  ----------  ----------
Net Increase (Decrease) in Cash and Cash
 Equivalents...............................     998,368      43,870    (106,548)
Cash and Cash Equivalents at Beginning of
 Year......................................     362,922     319,052     425,600
                                             ----------  ----------  ----------
Cash and Cash Equivalents at End of Year...  $1,361,290  $  362,922  $  319,052
                                             ==========  ==========  ==========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income................................  $1,731,915  $1,428,159  $1,679,820
                                             ----------  ----------  ----------
 Adjustments to reconcile net income to net
  cash provided by operating activities:
 Depreciation..............................     324,431     376,766     397,735
 Minority interest in loss of consolidated
  joint venture............................     (54,622)    (23,884)    (11,823)
 Equity in earnings of unconsolidated joint
  ventures, net of distributions...........      (2,839)      7,330       6,387
 Gain on sale of land and buildings........    (409,311)    (19,369)     (5,924)
 Provisions for loss on land and
  buildings................................     250,694     239,525         --
 Decrease (increase) in accrued interest on
  mortgage note receivable.................       6,788      (9,414)     (8,786)
 Decrease (increase) in receivables........     (33,999)     10,270      13,527
 Decrease (increase) in prepaid expenses...       1,109       1,505        (534)
 Decrease in net investment in direct
  financing leases.........................      42,682      46,387      42,180
 Increase in accrued rental income.........     (19,527)    (27,875)    (30,484)
 Increase (decrease) in accounts payable
  and accrued expenses.....................     (12,509)     32,032       9,730
 Increase (decrease) in due to related
  parties..................................     (13,322)     59,945      41,585
 Increase (decrease) in rents paid in
  advance..................................       1,741     (17,632)      9,505
                                             ----------  ----------  ----------
  Total adjustments........................      81,316     675,586     463,098
                                             ----------  ----------  ----------
Net Cash Provided by Operating Activities..  $1,813,231  $2,103,745  $2,142,918
                                             ==========  ==========  ==========
Supplemental Schedule of Non-Cash Investing
 and Financing Activities:
 Mortgage note accepted in connection with
  sale of land and buildings...............  $      --   $1,057,299  $1,040,000
                                             ==========  ==========  ==========
 Distributions declared and unpaid at
  December 31..............................  $  575,000  $  575,000  $  575,000
                                             ==========  ==========  ==========

                See accompanying notes to financial statements.

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

                         NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1997, 1996 and 1995

1. Significant Accounting Policies

   Organization and Nature of Business--CNL Income Fund V, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs. If an impairment is indicated, the assets are adjusted to their fair value.

   When the collection of amounts recorded as rental or other income are considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995


   Investment in Joint Ventures--The Partnership accounts for its 66.5% interest in CNL/Longacre Joint Venture, a Florida general partnership, using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   The Partnership accounts for its interest in Cocoa Joint Venture, Halls Joint Venture and a property in each of Mesa, Arizona and Vancouver, Washington, held as tenants-in-common with affiliates, using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and properties.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

   Reclassification--Certain items in the prior years' financial statements have been reclassified to conform to 1997 presentation. These reclassifications had no effect on partners' capital or net income.

2. Leases

   The Partnership leases its land and buildings primarily to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The leases generally are classified as operating leases; however, some leases have been classified as direct financing leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant generally pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

renew the leases for two to four successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at December 31:

                                                         1997         1996
                                                      -----------  -----------
     Land............................................ $ 6,069,665  $ 7,284,070
     Buildings.......................................   8,546,530   10,431,908
                                                      -----------  -----------
                                                       14,616,195   17,715,978
     Less accumulated depreciation...................  (1,944,358)  (2,346,374)
                                                      -----------  -----------
                                                       12,671,837   15,369,604
     Less allowance for loss on land and buildings...    (250,694)    (179,326)
                                                      -----------  -----------
                                                      $12,421,143  $15,190,278
                                                      ===========  ===========

   In August 1995, the Partnership sold its property in Myrtle Beach, South Carolina, to the tenant for $1,040,000 and accepted the sales proceeds in the form of a promissory note (Note 6). The total carrying value of the property was $896,788, including acquisition fees and miscellaneous acquisition expenses and net of accumulated depreciation. As a result of this sale being accounted for using the installment sales method for financial reporting purposes as required by Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate," the Partnership recognized a gain of $1,024 and $924 for the years ended December 31, 1997 and 1996, respectively, and had a deferred gain in the amount of $139,693 and $140,717 at December 31, 1997 and 1996, respectively (Note 6).

   In October 1996, the Partnership sold its property in St. Cloud, Florida, to the tenant for $1,150,000. In connection therewith, the Partnership received $100,000 in cash and accepted the remaining sales proceeds in the form of a promissory note (Note 6). The total carrying value of the property was $894,265, including acquisition fees and miscellaneous acquisition expenses and net of accumulated depreciation. As a result of this sale being accounted for under the installment sales method for financial reporting purposes, as described above, the Partnership recognized a gain of $338 and $18,445 for the years ended December 31, 1997 and 1996, respectively, and had a deferred gain in the amount of $183,464 and $183,802 at December 31, 1997 and 1996, respectively (Note 6).

   In 1996, the Partnership established an allowance for loss on land and building in the amount of $109,264 and wrote off accrued rental income of $60,199 for financial reporting purposes for the property in Franklin, Tennessee. The allowance represented the difference between (i) the property's carrying value at December 31, 1996, plus the accrued rental income that the Partnership had recognized since the inception of the lease relating to the straight-lining of future scheduled rent increases minus (ii) the net realizable value based on sales proceeds received in January 1997 from the sale of this Property. The Partnership sold the property in January 1997, to the tenant for $980,000 and received net sales proceeds of $960,741. Since the Partnership had previously established an allowance for loss on land and building as of December 31, 1996, no loss was recognized during 1997 as a result of the sale. The Partnership used $360,000 of the net sales proceeds to pay liabilities of the Partnership, including quarterly distributions to the limited partners. In June 1997, the

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

Partnership entered into an operating agreement for the property located in South Haven, Michigan, with an operator to operate the property as an Arby's restaurant. In connection therewith, the Partnership used approximately $120,400 of the net sales proceeds from the sale of the property in Franklin, Tennessee, for conversion costs associated with the Arby's property.

   In December 1997, the Partnership reinvested approximately $244,800 of the net sales proceeds from the sale of the Property in Franklin, Tennessee, in a property located in Sandy, Utah, as described below, and approximately $150,000 of the net sales proceeds in a property located in Vancouver, Washington, as tenants-in-common with affiliates of the general partners (see Note 5).

   In September 1997, the Partnership sold its property in Salem, New Hampshire, to the tenant for $1,295,172 and received net sales proceeds (net of $1,773 which represents prorated rent returned to the tenant) of $1,270,365, resulting in a gain of $141,508 for financial reporting purposes. This property was originally acquired by the Partnership in May 1989 and had a cost of approximately $1,085,100, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $187,000 in excess of its original purchase price. In December 1997, the Partnership reinvested the net sales proceeds in a property located in Sandy, Utah, as described below.

   In addition, in September 1997, the Partnership sold its property in Port St. Lucie, Florida, to the tenant for $1,220,000 and received net sales proceeds of $1,216,750, resulting in a gain of $125,309 for financial reporting purposes. This property was originally acquired by the Partnership in November 1989 and had a cost of approximately $1,176,100, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $40,700 in excess of its original purchase price. In November 1997, the Partnership reinvested the majority of the net sales proceeds in a property located in Houston, Texas.

   In 1996, the Partnership established an allowance for loss on land for the property in Richmond, Indiana, in the amount of $70,062, which represented the difference between the property's carrying value at December 31, 1996, and the property manager's estimate of the net realizable value of the property based on an anticipated sales price. In November 1997, the Partnership sold this property to a third party for $400,000 and received net sales proceeds of $385,179. As a result of this transaction, the Partnership recognized a loss of $141,567 for financial reporting purposes. In December 1997, the Partnership reinvested the net sales proceeds in a property located in Vancouver, Washington, as tenants-in-common with affiliates of the general partners (see
Note 5).

   Also, in December 1997, the Partnership sold its property in Tampa, Florida, to a third party for $850,000 and received net sales proceeds (net of $724 which represents prorated rent returned to the tenant) of $804,451 resulting in a gain of $180,704 for financial reporting purposes. This property was originally acquired by the Partnership in February 1989 and had a cost of approximately $673,200, excluding acquisition fees and miscellaneous acquisition expenses; therefore the Partnership sold the property for approximately $132,000 in excess of its original purchase price.

   At December 31, 1997, the Partnership established an allowance for loss on land and building of $151,671, for financial reporting purposes, relating to the property in Belding, Michigan. The allowance represents the difference between the property's carrying value at December 31, 1997 and the estimated net realizable value for this property. In addition, at December 31, 1997, an allowance was established for loss on land and building of $99,023, for financial reporting purposes, relating to the property in Lebanon, New Hampshire, owned by the Partnership's consolidated joint venture, CNL/Longacre Joint Venture. The

                            CNL INCOME FUND V. LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

allowance represents the difference between the property's carrying value at December 31, 1997 and the estimated new realizable value based on an anticipated sales price for this property.

   As described above, in December 1997, the Partnership used the majority of the net sales proceeds from the sale of the Properties in Franklin, Tennessee and Salem, New Hampshire, in a Property located in Sandy, Utah.

   Some leases provide for escalating guaranteed minimum rents throughout the lease terms. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997, 1996 and 1995, the Partnership recognized $19,526, $27,875 and
$30,484, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1997:

     1998........................................................... $ 1,049,074
     1999...........................................................   1,052,663
     2000...........................................................   1,063,699
     2001...........................................................   1,028,379
     2002...........................................................     939,819
     Thereafter.....................................................   8,440,061
                                                                     -----------
                                                                     $13,573,695
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant gross sales.

4. Net Investment in Direct Financing Leases

   The following lists the components of the net investment in direct financing leases at December 31:

                                                          1997         1996
                                                       -----------  -----------
     Minimum lease payments receivable................ $ 4,213,033  $ 2,811,323
     Estimated residual values........................     806,792      828,783
     Less unearned income.............................  (2,742,344)  (1,698,700)
                                                       -----------  -----------
     Net investment in direct financing leases........ $ 2,277,481  $ 1,941,406
                                                       ===========  ===========

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1997:

     1998............................................................ $  286,518
     1999............................................................    286,518
     2000............................................................    286,518
     2001............................................................    286,518
     2002............................................................    286,518
     Thereafter......................................................  2,780,443
                                                                      ----------
                                                                      $4,213,033
                                                                      ==========

                            CNL INCOME FUND V. LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995


   In May 1997, the Partnership sold its property in Smyrna, Tennessee, to a third party for $655,000 and received net sales proceeds of $634,310, resulting in a gain of $101,995 for financial reporting purposes. This property was originally acquired by the Partnership in March 1989 and had a cost of approximately $569,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $64,800 in excess of its original purchase price. The Partnership used approximately $82,500 of the net sales proceeds to pay liabilities of the Partnership, including quarterly distributions to the limited partners. In addition, in October 1997, the Partnership reinvested approximately $460,900 of the net sales proceeds in a property in Mesa, Arizona, as tenants-in-common with an affiliate of the general partners. In December 1997, the Partnership reinvested the remaining net sales proceeds in a property located in Vancouver, Washington, as tenants-in-common with affiliates of the general partners (Note
5).

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

5. Investment in Joint Ventures

   The Partnership has a 43 percent and a 49 percent interest in the profits and losses of Cocoa Joint Venture and Halls Joint Venture, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

   In October 1997, the Partnership used a portion of the net sales proceeds from the sale of the Property in Smyrna, Tennessee (see Note 4) to acquire a property in Mesa, Arizona, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1997, the Partnership owned a 42.23% interest in this property.

   In addition, in December 1997, the Partnership used some or all of the net sales proceeds from the sales of the Properties in Franklin, Tennessee; and Richmond, Indiana (see Note 3), and Smyrna, Tennessee (see Note 4) to acquire a property in Vancouver, Washington, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1997, the Partnership owned a 27.78% interest in this property.

   Cocoa Joint Venture, Halls Joint Venture, and the Partnership and affiliates as tenants-in-common in two separate tenancy-in-common arrangements, each own and lease one property to an operator of national fast-food or family-style restaurants.

                            CNL INCOME FUND V. LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995


   The following presents the combined condensed financial information for the joint ventures and the two properties held as two separate tenants-in-common with affiliates at December 31:

                                                           1997       1996
                                                        ---------- ----------
     Land and buildings on operating leases, less
      accumulated depreciation......................... $4,277,972 $  946,406
     Cash..............................................     24,994        561
     Receivables.......................................      4,417        --
     Prepaid expenses..................................        270        251
     Accrued rental income.............................     68,819     63,806
     Liabilities.......................................      1,250        880
     Partners' capital.................................  4,375,222  1,010,144
     Revenues..........................................    151,242    123,689
     Net income........................................    121,605     98,949

   The Partnership recognized income totalling $56,015, $46,452 and $47,018 for the years ended December 31, 1997, 1996 and 1995, respectively, from these joint ventures.

6. Mortgage Note Receivable

   In connection with the sale in 1995 of its property in Myrtle Beach, South Carolina, the Partnership accepted a promissory note in the principal sum of $1,040,000, collateralized by a mortgage on the property. The promissory note bears interest at 10.25% per annum and is being collected in 59 equal monthly installments of $9,319, including interest, with a balloon payment of $1,006,004 due in July 2000.

   In addition, in connection with the sale in 1996 of its property in St. Cloud, Florida, the Partnership accepted a promissory note in the principal sum of $1,057,299, representing the balance of the sales price of $1,050,000 plus tenant closing costs in the amount of $7,299 that the Partnership financed on behalf of the tenant. The note is collateralized by a mortgage on the property. The promissory note bears interest at a rate of 10.75% per annum and is being collected in 12 monthly installments of interest only, and thereafter in 168 equal monthly installments of principal and interest.

   The mortgage notes receivable consisted of the following at December 31:

                                                          1997        1996
                                                       ----------  ----------
     Principal balance................................ $2,069,912  $2,079,177
     Accrued interest receivable......................     11,412      18,200
     Less deferred gains on sale of land and
      buildings.......................................   (323,157)   (324,519)
                                                       ----------  ----------
                                                       $1,758,167  $1,772,858
                                                       ==========  ==========

   The general partners believe that the estimated fair values of mortgage notes receivable at December 31, 1997 and 1996, approximate the outstanding principal amount based on estimated current rates at which similar loans would be made to borrowers with similar credit and for similar maturities.

                            CNL INCOME FUND V. LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995


7. Receivables

   In June 1997, the Partnership terminated the leases with the tenant of the properties in Connorsville and Richmond, Indiana. In connection therewith, the Partnership accepted a promissory note from the former tenant for $35,297 for amounts relating to past due real estate taxes the Partnership had accrued as a result of the former tenant's financial difficulties. The promissory note is uncollateralized, bears interest at a rate of ten percent per annum, and is being collected in 36 monthly installments. Receivables at December 31, 1997, included $37,099 of such amounts, including accrued interest of $1,802.

8. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners.

   Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During each of the years ended December 31, 1997, 1996 and 1995, the Partnership declared distributions to the limited partners of $2,300,000. No distributions have been made to the general partners to date.

                            CNL INCOME FUND V, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995


9. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1997        1996        1995
                                             ----------  ----------  ----------
     Net income for financial reporting
      purposes.............................  $1,731,915  $1,428,159  $1,679,820
     Depreciation for tax reporting
      purposes in excess of depreciation
      for financial reporting purposes.....     (23,618)    (28,058)    (26,980)
     Gain on disposition of land and
      buildings for financial reporting
      purposes in excess of gain for tax
      reporting purposes...................    (354,648)     (1,606)        (69)
     Allowance for loss on land and
      buildings............................     250,694     239,525         --
     Direct financing leases recorded as
      operating leases for tax reporting
      purposes.............................      42,682      46,387      42,180
     Equity in earnings of unconsolidated
      joint ventures for tax reporting
      purposes less than equity in earnings
      of unconsolidated joint ventures for
      financial reporting purposes.........      (1,914)     (1,900)     (2,926)
     Allowance for doubtful accounts.......     100,149      33,254    (150,480)
     Accrued rental income.................     (19,527)    (27,875)    (30,484)
     Rents paid in advance.................       1,241     (17,632)      9,505
     Minority interest in timing
      differences of consolidated joint
      venture..............................     (41,515)       (343)       (370)
     Disallowed real estate tax deduction..      36,721         --          --
                                             ----------  ----------  ----------
     Net income for federal income tax
      purposes.............................  $1,722,180  $1,669,911  $1,520,196
                                             ==========  ==========  ==========

10. Related Party Transactions

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the parent company of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, served as president of CNL Fund Advisors, Inc. through October 1997. CNL Income Fund Advisors, Inc. was a wholly owned subsidiary of CNL Group, Inc. until its merger, effective January 1, 1996, with CNL Fund Advisors, Inc. During the years ended December 31, 1997, 1996 and 1995, CNL Income Fund Advisors, Inc. and CNL Fund Advisors, Inc. (hereinafter referred to collectively as the "Affiliates") each performed certain services for the Partnership, as described below.

   During the years ended December 31, 1997, 1996 and 1995, certain Affiliates acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliates an annual, noncumulative, subordinated management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures, but not in excess of competitive fees for comparable services. These fees will be incurred and will be payable only after the limited partners receive their 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners do not receive their 10% Preferred Return in any particular year, no management fees will be due or payable for such year. As a result of such threshold, no management fees were incurred during the years ended December 1997, 1996 and 1995.

                            CNL INCOME FUND V. LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

   Certain Affiliates are also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliates provide a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. During the year ended December 31, 1996, the Partnership incurred a deferred, subordinated real estate disposition fee of $34,500 as the result of the sale of the Property in St. Cloud, Florida. No deferred, subordinated real estate disposition fees were incurred for the years ended December 31, 1997 and 1995 due to the reinvestment of net sales proceeds in additional Properties.

   During the years ended December 31, 1997, 1996 and 1995, the Affiliates provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $80,145, $83,563 and $83,882 for the years ended December 31, 1997, 1996 and 1995, respectively, for such services.

   The due to related parties consisted of the following at December 31:

                                                               1997     1996
                                                             -------- --------
     Due to Affiliates:
       Expenditures incurred on behalf of the Partnership... $ 67,106 $ 78,407
       Accounting and administrative services...............   42,261   43,057
       Deferred, subordinated real estate disposition fee...   34,500   34,500
                                                             -------- --------
                                                             $143,867 $155,964
                                                             ======== ========

   During 1997, the Partnership and an affiliate of the general partners acquired a property in Mesa, Arizona, as tenants-in-common for a purchase price of $1,084,111 (of which the Partnership contributed $460,911 or 42.23%) from CNL BB Corp., also an affiliate of the general partners. CNL BB Corp. had purchased and temporarily held title to this property in order to facilitate the acquisition of the property by the Partnership. The purchase price paid by the Partnership represented the Partnership's percent of interest in the costs incurred by CNL BB Corp. to acquire and carry the property, including closing costs.

11. Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual lessees, or affiliated groups of lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership share of total rental and earned income from unconsolidated joint ventures and the properties held as tenants-in-common with affiliates), for at least one of the years ended December 31:

                                                       1997     1996     1995
                                                     -------- -------- --------
     Shoney's, Inc.................................. $229,795 $241,119 $247,353
     Golden Corral Corporation......................  195,511  195,511  195,511

   In addition, the following schedule presents total rental and earned income (including mortgage interest income) from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income and mortgage interest income (including the Partnership's share of total rental and

                            CNL INCOME FUND V. LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

earned income from joint ventures and the properties held as tenants-in-common with affiliates) for at least one of the years ended December 31:

                                                       1997     1996     1995
                                                     -------- -------- --------
     Denny's........................................ $312,510 $310,021 $314,057
     Wendy's Old Fashioned Hamburger Restaurant.....  302,253  293,817  278,127
     Perkins........................................  228,492  268,939  226,898

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains, could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

12. Subsequent Events

   In January 1998, the Partnership sold its property in Port Orange, Florida to the tenant, for $1,330,000 and received net sales proceeds (net of $2,909 which represents prorated rent returned to the tenant) of $1,283,096, resulting in a gain of approximately $350,300 for financial reporting purposes.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to the Company gives effect to the Acquisition, and is based on estimates and assumptions set for the below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company, the historical combined financial information of CNL Income Fund V, Ltd., (the "CNL Income Fund"), the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on September 30, 1998; the pro forma consolidated statements of earnings assume that the Property Acquisitions (as defined on page ) and the Acquisition occurred on January 1, 1997.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.




   See accompanying notes and management's assumptions to unaudited pro forma financial statements.

                       CNL AMERICAN PROPERTIES FUND, INC.

                       UNAUDITED PRO FORMA BALANCE SHEET

                               September 30, 1998

                                         Historical
                     ---------------------------------------------------- --------------------------
                                    CNL Income             CNL Financial  CNL Financial   Combined
                         APF       Fund V, Ltd.  Advisor   Services, Inc.     Corp.      Portfolio
                     ------------  ------------ ---------- -------------- ------------- ------------
      Assets:
     Land and
    buildings on
     operating
  leases, net.....   $298,967,972  $10,855,678  $        0   $        0   $          0  $309,823,650
 Net investment in
  direct financing
  leases..........    117,028,760    1,717,763           0            0              0   118,746,523
   Mortgages and
       notes
  receivable......     33,523,506    1,742,233           0            0    173,776,981   209,042,720
       Other
  Investments.....     16,200,316            0     200,000            0      6,561,628    22,961,944
   Investment in
  joint ventures..        631,374    2,231,902           0            0              0     2,863,276
   Cash and cash
  equivalents.....     90,674,289      481,185     283,300      599,997      5,098,033    97,136,804
 Receivables......        575,104       61,221   7,544,985    6,824,632        517,471    15,523,413
  Accrued rental
  income..........      3,071,451      221,988           0            0              0     3,293,439
 Other assets.....      5,711,195       62,804     401,524      295,570      3,854,477    10,325,570

                     ------------  -----------  ----------   ----------   ------------  ------------
  Total assets....   $566,383,967  $17,374,774  $8,429,809   $7,720,199   $189,808,590  $789,717,339
                     ============  ===========  ==========   ==========   ============  ============
   Liabilities &
      Equity:
 Accounts payable
    and accrued
  liabilities.....   $    379,496  $    19,532  $  449,751   $  193,949     $1,236,138  $  2,278,866
      Accrued
    construction
  costs payable...      3,045,304            0           0            0              0     3,045,304
   Distributions
  payable.........              0      500,000   2,220,000            0              0     2,720,000
  Due to related
  parties.........      2,552,411      216,395           0    1,452,512      6,556,920    10,778,238
    Income tax
  payable.........              0            0   1,989,003            0      1,001,861     2,990,864
 Line of credit...      6,765,575            0           0            0              0     6,765,575
 Notes payable....              0            0     390,398       28,462    175,528,203   175,947,063
 Deferred income..      1,015,758            0           0            0              0     1,015,758
   Rents paid in
  advance.........        437,497       35,485           0            0              0       472,982
     Minority
  interest........        282,544      209,524           0            0              0       492,068
 Common Stock.....        621,187            0       9,800        2,000            200       633,187
  Additional paid
  in capital......    556,830,578            0     482,964    5,231,827      3,887,496   566,432,865
    Accumulated
  distributions in
   excess of net
  earnings........     (5,546,383)           0   2,887,893      811,449      1,597,772      (249,269)
     Partners
  capital.........              0   16,393,838           0            0              0    16,393,838
                     ------------  -----------  ----------   ----------   ------------  ------------
       Total
   liabilities and
   equity.........   $566,383,967  $17,374,774  $8,429,809   $7,720,199   $189,808,590  $789,717,339
                     ============  ===========  ==========   ==========   ============  ============
                             Pro Forma
                     ------------------------------
                     Adjustments       Pro Forma
                     ---------------- -------------
      Assets:
     Land and
    buildings on
     operating
  leases, net.....   $  4,178,886 (1)
                       26,052,741 (2) $340,055,277
 Net investment in
  direct financing
  leases..........        676,694 (1)  119,423,217
   Mortgages and
       notes
  receivable......        849,195 (2)  209,891,915
       Other
  Investments.....            --        22,961,944
   Investment in
  joint ventures..        801,314 (1)    3,664,590
   Cash and cash
  equivalents.....       (292,046)(1)
                       (8,933,000)(1)
                      (26,901,936)(2)   61,009,822
 Receivables......     (8,065,774)(3)    7,457,639
  Accrued rental
  income..........       (221,988)(1)    3,071,451
 Other assets.....     42,050,078 (1)
                       (3,717,637)(1)   48,658,011
                     ---------------- -------------
  Total assets....   $ 26,476,527     $816,193,866
                     ================ =============
   Liabilities &
      Equity:
 Accounts payable
    and accrued
  liabilities.....   $        --      $  2,278,866
      Accrued
    construction
  costs payable...            --         3,045,304
   Distributions
  payable.........            --         2,720,000
  Due to related
  parties.........     (8,065,774)(3)    2,712,464
    Income tax
  payable.........     (2,990,864)(4)            0
 Line of credit...            --         6,765,575
 Notes payable....            --       175,947,063
 Deferred income..            --         1,015,758
   Rents paid in
  advance.........            --           472,982
     Minority
  interest........            --           492,068
 Common Stock.....        131,198 (1)      764,385
  Additional paid
  in capital......    133,452,784 (1)  699,885,649
    Accumulated
  distributions in
   excess of net
  earnings........    (82,647,843)(1)
                        2,990,864 (4)  (79,906,248)
     Partners
  capital.........    (16,393,838)(1)            0
                     ---------------- -------------
       Total
   liabilities and
   equity.........   $ 26,476,527     $816,193,866
                     ================ =============

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                               September 30, 1998

                                       Historical                                                         Pro Forma
                   ----------------------------------------------------                            ----------------------------
                                 CNL Income              CNL Financial  CNL Financial  Combined
                       APF      Fund V, Ltd.   Advisor   Services, Inc.     Corp.     Portfolios   Adjustments       Pro Forma
                   -----------  ------------ ----------- -------------- ------------- -----------  ------------     -----------
Revenues:
 Rental and
  earned income..  $22,947,199   $1,062,001  $         0   $        0    $         0  $24,009,200  $  9,635,208 (a)
                                                                                                         15,531 (b) $33,659,939
 Fees............            0            0   21,405,127    5,115,549          6,817   26,527,493   (21,006,906)(c)
                                                                                                     (2,875,906)(d)   2,644,681
 Interest and
  other income...    6,117,911      223,647          751      432,506     18,031,141   24,805,956     1,526,547 (e)  26,332,503
                   -----------   ----------  -----------   ----------    -----------  -----------  ------------     -----------
 Total revenue...   29,065,110    1,285,648   21,405,878    5,548,055     18,037,958   75,342,649   (12,705,526)     62,637,123
Expenses:
 General and
  administrative..   1,539,004      158,764    6,701,115    4,107,311      2,597,171   15,103,365    (1,303,129)(f)
                                                                                                     (1,415,100)(g)
                                                                                                        (24,803)(h)  12,360,333
 Advisory fees...    1,248,393            0            0            0      1,026,231    2,274,624    (2,274,624)(i)           0
 Fees to
  Restaurant
  Financial
  Services
  Group..........            0            0      256,456    1,569,202              0    1,825,658    (1,825,658)(n)           0
 Interest........            0            0      105,668        3,534     14,230,999   14,340,201       (68,670)(m)  14,271,531
 State taxes.....      397,569        9,658       15,226       18,564        201,616      642,633        26,677 (j)     669,310
 Depreciation
  other .........            0            0       75,607       55,056              0      130,663             0         130,663
 Depreciation
  property ......    2,684,924      201,720            0            0              0    2,886,644     1,500,660 (k)   4,387,304
 Amortization....        8,096            0       55,932          138        945,299    1,009,465     1,576,878 (l)   2,586,343
                   -----------   ----------  -----------   ----------    -----------  -----------  ------------     -----------
 Total operating
  expenses.......    5,877,986      370,142    7,210,004    5,753,805     19,001,316   38,213,253    (3,807,769)     34,405,484
                   -----------   ----------  -----------   ----------    -----------  -----------  ------------     -----------
Operating
 earnings
 (losses)........   23,187,124      915,506   14,195,874     (205,750)     (963,358)   37,129,396    (8,897,757)     28,231,639
 Equity in
  earnings of
  joint
  ventures/minority
  interest.......      (23,271)     125,823            0       12,452              0      115,004             0         115,004
 Gain on sale of
  properties.....            0      443,443            0            0              0      443,443             0         443,443
 Gain on
  securitization..           0            0            0            0      3,018,268    3,018,268             0       3,018,268
 Provision for
  loss on
  properties.....            0     (273,141)           0            0              0     (273,141)            0        (273,141)
                   -----------   ----------  -----------   ----------    -----------  -----------  ------------     -----------
Net earnings
 (losses) before
 income taxes....   23,163,853    1,211,631   14,195,874     (193,298)     2,054,910   40,432,970    (8,897,757)     31,535,213
 Provision
  (credit) for
  federal income
  taxes..........            0            0    5,607,415      (81,229)       789,895    6,316,081    (6,316,081)(o)           0
                   -----------   ----------  -----------   ----------    -----------  -----------  ------------     -----------
Net income.......  $23,163,853   $1,211,631  $ 8,588,459   $ (112,069)   $ 1,265,015  $34,116,889  $ (2,581,676)    $31,535,213
                   ===========   ==========  ===========   ==========    ===========  ===========  ============     ===========
Earnings per
 share...........  $      0.49                                                                                      $      0.44
                   ===========                                                                                      ===========
Shares
 outstanding:
 Weighted
  average........   47,633,909                                                                                       71,739,604(p)
                   ===========                                                                                      ===========
 End of period...   62,118,679                                                                                       76,438,506
                   ===========                                                                                      ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                      For the year ended December 31, 1997

                                                    Historical                                           Pro Forma
                   -----------------------------------------------------------------------------  ---------------------------
                                 CNL Income             CNL Financial  CNL Financial  Combined
                       APF      Fund V, Ltd.  Advisor   Services, Inc.     Corp.     Portfolios   Adjustments      Pro Forma
                   -----------  ------------ ---------- -------------- ------------- -----------  -----------     -----------
Revenues:
 Rental and
  earned income..  $15,490,615   $1,734,630  $        0   $        0    $        0   $17,225,245  $24,048,982 (a)
                                                                                                       14,899 (b) $41,289,126
 Fees............            0            0   8,310,836    5,965,110        73,704    14,349,650   (9,069,522)(c)
                                                                                                   (2,662,141)(d)   2,617,987
 Interest and
  other income...    3,967,318      302,503     165,569            0    10,932,843    15,368,233      249,395 (e)  15,617,628
                   -----------   ----------  ----------   ----------    ----------   -----------  -----------     -----------
 Total Revenue...   19,457,933    2,037,133   8,476,405    5,965,110    11,006,547    46,943,128   12,581,613      59,524,741
Expenses:
 General and
  administrative..   1,010,725      238,144   4,266,169    1,889,904       828,848     8,233,790     (734,757)(f)
                                                                                                   (1,619,238)(g)
                                                                                                      (33,890)(h)   5,845,905
 Advisory fees...      804,879            0           0            0     1,802,532     2,607,411   (2,607,411)(i)           0
 Fees to
  Restaurant
  Financial
  Services
  Group..........            0            0     151,041      594,041             0       745,082     (745,082)(n)           0
 Interest........            0            0     162,153      183,315     8,320,000     8,665,468      (81,594)(m)   8,583,874
 State taxes.....      251,358       11,897      12,084        1,294         1,600       278,233       10,574 (j)     288,807
 Depreciation--
  other .........            0            0      48,490       14,637             0        63,127          --           63,127
 Depreciation--
  property ......    1,784,269      324,431           0            0             0     2,108,700    3,149,293 (k)   5,257,993
 Amortization....       10,793            0      18,093       61,324       916,577     1,006,787    2,102,504 (l)   3,109,291
                   -----------   ----------  ----------   ----------    ----------   -----------  -----------     -----------
 Total operating
  expenses.......    3,862,024      574,472   4,658,030    2,744,515    11,869,557    23,708,598     (559,601)     23,148,997
                   -----------   ----------  ----------   ----------    ----------   -----------  -----------     -----------
Operating
 earnings
 (losses)........   15,595,909    1,462,661   3,818,375    3,220,595     (863,010)    23,234,530   13,141,214      36,375,744
 Equity in
  earnings of
  joint
  ventures/minority
  interest.......      (31,453)     110,637           0     (126,627)            0       (47,443)         --          (47,443)
 Gain on sale of
  properties.....            0      409,311           0            0             0       409,311          --          409,311
 Provision for
  loss on
  properties.....            0     (250,694)          0            0             0      (250,694)         --         (250,694)
                   -----------   ----------  ----------   ----------    ----------   -----------  -----------     -----------
Net earnings
 before income
 taxes...........   15,564,456    1,731,915   3,818,375    3,093,968     (863,010)    23,345,704   13,141,214      36,486,918
 Provision
  (credit) for
  federal income
  taxes..........            0            0   1,508,258    1,272,133     (317,785)     2,462,606   (2,462,606)(o)           0
                   -----------   ----------  ----------   ----------    ----------   -----------  -----------     -----------
Net earnings
 (losses)........  $15,564,456   $1,731,915  $2,310,117   $1,821,835    $(545,225)   $20,883,098  $15,603,820     $36,486,918
                   ===========   ==========  ==========   ==========    ==========   ===========  ===========     ===========
Earnings per
 share...........  $      0.66                                                                                    $      0.50
                   ===========                                                                                    ===========
Shares
 outstanding:
 Weighted
  average........   23,423,868                                                                                     72,410,028(p)
                   ===========                                                                                    ===========
 End of period...   36,192,971                                                                                     72,410,028
                   ===========                                                                                    ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                         PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

   The Pro Forma Balance Sheet as of September 30, 1998 reflects the transactions of the acquisition of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group (the "Acquisition Proposal") as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the nine months ended September 30, 1998, and for the year ended December 31, 1997, have been prepared to reflect a) the issuance of additional shares and the property acquisitions completed from January 1, 1997 through November 30, 1998 ("Offering and Property Transactions") and b) the transactions of the Acquisition Proposal as set forth in this Proxy Statement. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company and the historical combined financial information of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and the CNL Restaurant Financial Services Group. The Pro Forma Balance Sheet was prepared as if the Offering and Property Transactions and the Acquisition Proposal occurred on September 30, 1998. The Pro Forma Statements of Earnings were prepared as if the Property Acquisitions and the Acquisition Proposal occurred as of January 1, 1997. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the Offering and Acquisition Transaction and the Acquisition Proposal had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the Acquisition Proposal have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2. Method of Accounting

   The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group will be accounted for under the purchase accounting method. The Company will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the Company will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an operating expense on the Company's consolidated statements of earnings, but the Company will not deduct this expense for purposes of calculating funds from operations due to the non-recurring and non-cash nature of the expense.

   All significant intercompany balances and transactions between the Company, CNL Income Fund, Advisor and CNL Restaurant Financial Services Group have been eliminated in the pro forma financial statements.

3. Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of September 30, 1998, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at an annual meeting of stockholders, the stockholders of the Company approved an amendment to increase the number of authorized shares to an amount necessary to enable the Company to issue the shares for the Acquisition.

     (1) Represents the payment of $292,046 in cash and the issuance of 14,319,827 common shares in consideration for the purchase of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 at a share price of $10 plus estimated transaction costs. The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group has been accounted for under the purchase accounting method and goodwill was recognized to the extent that the consideration paid exceeded the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

  related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on the Company's statement of earnings. The Company will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by the Company.

        CNL Income Fund........................................... $ 20,490,315
        Advisor...................................................   76,000,000
        CNL Restaurant Financial Services Group...................   47,000,000
                                                                   ------------
        Total Purchase Price (cash and shares)....................  143,490,315
        Less cash paid to CNL Income Fund.........................     (292,046)
                                                                   ------------
          Share consideration.....................................  143,198,269
        Transaction costs of the Company..........................    8,933,000
                                                                   ------------
          Total costs incurred.................................... $152,131,269
                                                                   ============

     In addition to issuing the 14,319,800 shares upon deduction of the $292,046 advanced, the Company i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the CNL Income Fund carrying value of land and building on operating leases by $4,178,886, net investment in direct financing leases by $676,694, investment in joint venture by $801,314, made downward adjustments to the carrying value of accrued rental income of $221,988, made downward adjustments to other assets of $3,717,637 to adjust historical values to fair value, iii) recorded goodwill of $42,050,078 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $77,350,729 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $16,393,838 of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group.

     (2) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

     (3) Represents the elimination by the CNL Income Fund of $216,395 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by the Company of $1,208,000 in related party payables recorded as receivables by the Advisor.

     (4) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

4. Adjustments to Pro Forma Income Statements

  (I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the nine months ended September 30, 1998, as if the Acquisition was consummated as of January 1, 1997.

    (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and 2) properties that were developed by the Company from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

            Rental and earned income on Property
             Transactions by the Company............... $9,635,208

    (b) Represents $15,531 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.

    (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

            Origination fees......................... $ (1,569,202)
            Secured equipment lease fee..............      (44,426)
            Advisory fees............................   (1,722,383)
            Reimbursement of administrative costs....     (289,012)
            Acquisition fees.........................  (15,392,193)
            Underwriting fees........................     (254,945)
            Administrative fees......................     (148,491)
            Executive fee............................     (310,000)
            Guarantee fees...........................      (93,750)
            Servicing fee............................   (1,014,117)
            Development fees.........................     (166,876)
            Consulting fee...........................       (1,511)
                                                      ------------
              Total.................................. $(21,006,906)
                                                      ============

    (d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

    (e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

    (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL
        Restaurant Financial Services Group.

            Reimbursement of administrative costs..... $  (289,012)
            Servicing fee.............................  (1,014,117)
                                                       -----------
                                                       $(1,303,129)
                                                       ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and
        2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

        General and administrative costs.......................... $(1,415,100)

    (h) Represents savings of $24,803 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

    (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

        Advisory fees.............................................. $(1,722,383)
        Administrative fees........................................    (148,491)
        Executive fee..............................................    (310,000)
        Guarantee fees.............................................     (93,750)
                                                                    -----------
                                                                    $(2,274,624)
                                                                    ===========

    (j) Represents additional income taxes of $26,677 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.

    (k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

        Depreciation expense......................................... $1,500,660

    (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote
        (2)

        Amortization of goodwill.................................... $1,576,878

    (m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in II (d ) below.

        Interest expense.............................................. $(68,670)

    (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

        Origination fees........................................... $(1,569,202)
        Underwriting fees..........................................    (254,945)
        Consulting fee.............................................      (1,511)
                                                                    -----------
                                                                    $(1,825,658)
                                                                    ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (p) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

  (II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1997, as if the Acquisition was consummated as of January 1, 1997.

    (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and 2) properties that were developed by the Company from January 1, 1997 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

        Rental and earned income on Property Transactions by the
         Company................................................. $24,048,982

    (b) Represents $14,899 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.

    (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

        Origination fees.......................................... $  (594,041)
        Secured equipment lease fee...............................    (375,219)
        Advisory fees.............................................  (1,775,680)
        Reimbursement of administrative costs.....................    (135,769)
        Acquisition fees..........................................  (3,887,483)
        Underwriting fees.........................................    (151,041)
        Administrative fees.......................................    (269,231)
        Executive fee.............................................    (250,000)
        Guarantee fees............................................    (312,500)
        Arrangement fees..........................................    (350,000)
        Servicing fee.............................................    (598,988)
        Development fees..........................................    (369,570)
                                                                   -----------
          Total................................................... $(9,069,522)
                                                                   ===========

    (d) Represents the deferral of $2,662,141 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (e) Represents the elimination of interest income of $1,931,331 earned during the year ended December 31, 1997 assuming all monies raised during 1997 and all cash held on January 1, 1997 was used to effect the Acquisition on January 1, 1997, represents interest income of $2,047,619 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the recognition of $133,107 of origination fees collected during the year ended December 31, 1997 which were deferred in (d) and are being amortized and recorded as interest income.

    (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL
        Restaurant Financial Services Group.

        Reimbursement of administrative costs....................... $(135,769)
        Servicing fee...............................................  (598,988)
                                                                     ---------
                                                                     $(734,757)
                                                                     =========

    (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and
        2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

        General and administrative costs.......................... $(1,619,238)

    (h) Represents savings of $33,890 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

    (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

        Advisory fees.............................................. $(1,775,680)
        Administrative fees........................................    (269,231)
        Executive fee..............................................    (250,000)
        Guarantee fees.............................................    (312,500)
                                                                    -----------
                                                                    $(2,607,411)
                                                                    ===========

    (j) Represents additional income taxes of $10,574 resulting from assuming that acquisitions from January 1, 1997 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.

    (k) Represents increase in depreciation of the building portion of the properties acquired from January 1, 1997 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

        Depreciation expense......................................... $3,149,293

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote
        (2).

        Amortization of goodwill.................................... $2,102,504

    (m) Represents elimination of yearly amortization of arrangement fees of $350,000 capitalized as deferred costs and amortized as interest expense and the capitalization of interest expense during the period that properties were under development.

        Amortization of arrangement fees............................. $(24,144)
        Capitalization of interest during development period.........  (57,450)
                                                                      --------
                                                                      $(81,594)
                                                                      ========

    (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

        Origination fees............................................. $(594,041)
        Underwriting fees............................................  (151,041)
                                                                      ---------
                                                                       (745,082)
                                                                      =========

    (o) Represents the elimination of $2,462,606 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (p) Common shares issued during the period were assumed to have been issued and outstanding as of January 1, 1997. For purposes of the proforma financial statement, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

                                                                     Appendix A

             [LETTERHEAD OF LEGG MASON WOOD WALKER, INCORPORATED]

                                March 10, 1999

James M. Seneff, Jr.
Robert A. Bourne
CNL Realty Corporation
as General Partners of
CNL Income Fund V, Ltd.
400 East South Street
Orlando, FL 32801-2878

                Re: CNL Income Fund V, Ltd. (the "Partnership")

Gentlemen:

   You have requested our opinion as investment bankers (a) as to the fairness, from a financial point of view, to the Partnership and its limited partners of the shares of common stock (the "Common Stock") of CNL American Properties Fund, Inc. (the "Acquiror") offered to them in the Merger (as defined below), (b) as to the fairness, from a financial point of view, of the aggregate Common Stock offered to the CNL Income Funds (as defined below) in the Merger Transactions (as defined below) and (c) as to the fairness, from a financial point of view, of the method of allocating the aggregate shares of Common Stock among the CNL Income Funds in the Merger Transactions. Under the terms of an agreement and plan of merger (the "Merger Agreement"), dated March 11, 1999, between the Partnership and the Acquiror, the Partnership will merge with and into a wholly owned subsidiary of the Acquiror and the partners of the Partnership will be offered shares of Common Stock as determined pursuant to the Merger Agreement (the "Share Consideration"); such transaction is hereafter referred to as the "Merger."

   The Partnership is one of eighteen Florida limited partnerships (the "CNL Income Funds") served by Messrs. Seneff, Bourne and CNL Realty Corporation as general partners (the "General Partners"). Each CNL Income Fund has executed a merger agreement with the Acquiror on terms similar to the Merger Agreement. The transactions to occur under such merger agreements are referred to as the "Merger Transactions."

   In connection with our opinion, we have, among other things:

     (i) reviewed the Merger Agreement and the merger agreements for each of the Merger Transactions;

     (ii) reviewed the Registration Statement on Form S-4 with respect to the Merger Transactions as filed on March 12, 1999;

     (iii) reviewed the financial statements and the related filings of the Partnership and the other CNL Income Funds on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (iv) reviewed the financial statements and the related filings of the Acquiror on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (v) reviewed certain internal information concerning the business and operations of the Partnership and the other CNL Income Funds furnished to us by the General Partners, including a draft of the Partnership's and the other CNL Income Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vi) reviewed certain internal information concerning the business and operations of the Acquiror furnished to us by management of the Acquiror, including a draft of the Acquiror's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vii) reviewed certain financial data and operating statistics relating to the Partnership, the other CNL Income Funds and the Acquiror provided by the General Partners and the Acquiror and compared them with similar information of selected public companies that we deemed relevant to our inquiry;

     (viii) reviewed the appraisal (the "Appraisal") of the properties of the Partnership and the other CNL Income Funds prepared by Valuation Associates and dated January 6, 1999;

     (ix) held meetings and discussions with certain directors, officers and employees of the General Partners and the Acquiror concerning the operations, financial condition and future prospects of the Partnership, the other CNL Income Funds and the Acquiror; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Partnership, the other CNL Income Funds and the Acquiror. We have further relied upon the assurances of the General Partners that they are unaware of any factors that would materially alter the conclusions made in Legg Mason's fairness opinion, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments of the General Partners and the Acquiror as to the future performance of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason also assumed, with the consent of the General Partners, that any material liabilities (contingent or otherwise, known or unknown) of the Partnership, the other CNL Income Funds and the Acquiror are as set forth in the financial statements of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason also assumed with the consent of the General Partners that the table prepared by or for the General Partners of the allocation of Share Consideration among the General Partners and the limited partners of the Partnership has been prepared in accordance with and complies with the terms and conditions of the partnership agreement of the Partnership. Legg Mason also assumed that the Appraisal was reasonably prepared by and reflected the good faith judgments of Valuation Associates and Legg Mason does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership, the other CNL Income Funds or the Acquiror. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof.

   We have acted as financial advisor to the General Partners and will receive a fee for our services. It is understood that this letter is for the information of the General Partners in their evaluation of the Merger Transactions and our opinion does not constitute a recommendation to the General Partners or any limited partner of the Partnership or any of the other CNL Income Funds as to how such partner should vote on the Merger or the Merger Transactions, as the case may be, or as to whether such partner should elect to receive the Share Consideration or cash and promissory notes of the Acquiror. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. Additionally, our opinion does not compare the relative merits of the Merger and the Merger Transactions with those of any other transaction or business strategy which were or might have been considered by the General Partners as alternatives to the Merger and the Merger Transactions.

   It should be noted that in rendering this opinion with respect to the fairness, from a financial point of view, of (i) the Share Consideration to be offered with respect to the Partnership, (ii) the aggregate Common

Stock offered with respect to the CNL Income Funds and (iii) the method of allocating the shares of Common Stock of the Acquiror among the CNL Income Funds, Legg Mason has neither addressed, nor are we rendering any opinion with respect to, any other aspect of the Merger Transactions, including (a) the value or fairness of the cash and promissory notes option, (b) the prices at which the shares of Common Stock may trade following the Merger Transactions or the trading value of the shares to be offered compared with the current fair market value of the portfolios or other assets of the Partnership and the other CNL Income Funds if liquidated in real estate markets, (c) the tax effect of any aspect of the Merger Transactions, (d) the fairness of the amounts or allocation of the costs of the Merger Transactions or the amounts of such costs allocated to the limited partners or, (e) any other matters with respect to any specific individual partner or class of partners of the Partnership or the other CNL Income Funds.

   Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consideration offered to the Partnership and its limited partners in the Merger, the aggregate shares of Common Stock offered by the Acquiror with respect to the CNL Income Funds in the Merger Transactions and the method of allocating the shares of Common Stock among the CNL Income Funds in the Merger Transactions are fair from a financial point of view.

                                          Very truly yours,

                                          /s/ Legg Mason Wood Walker,
                                           Incorporated
                                          -------------------------------------
                                          Legg Mason Wood Walker, Incorporated

                                                                      Appendix B

                          AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger is entered into as of this 11th day of March, 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund V, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                   RECITALS:

   WHEREAS, the Parties hereto desire to consummate a merger (the "Merger") whereby the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") and the Florida Revised Uniform Limited Partnership Act (the "Florida RULPA");

   WHEREAS, the Fund is one of 18 CNL Income Funds (collectively with the Fund, the "CNL Income Funds") that APF is proposing to acquire (the "Proposed Acquisitions");

   WHEREAS, the Special Committee (the "Special Committee") of the independent members of the Board of Directors of APF has received a fairness opinion (the "Fairness Opinion") from Merrill Lynch & Co. as to the fairness to APF, from a financial point of view, of the consideration to be paid in connection with the Proposed Acquisitions;

   WHEREAS, the Special Committee has recommended the Merger to the Board of Directors of APF and the Board has approved the proposal to consummate the Merger (the "Merger Proposal") and the related transactions;

   WHEREAS, Legg Mason Wood Walker Incorporated has delivered a fairness opinion (the "Fund Fairness Opinion") to the General Partners as to the fairness to the Fund and its limited partners from a financial point of view, of the APF Common Share consideration offered to the Fund and its limited partners; and

   WHEREAS, the Board of Directors of the OP General Partner has unanimously approved the Merger Proposal;

   NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

                                   ARTICLE I

                                  Definitions

   1.1 Terms Defined in this Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth below:

   "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

   "Affiliated Group" means any affiliated group within the meaning of Code
(S)1504, or any similar group defined under a similar provision of state, local or foreign law.

   "Agreement" means this Agreement, as amended from time to time.

   "APF" has the meaning set forth in the preface above.

   "APF Common Shares" shall mean the shares of common stock, par value $0.01, of APF.

   "APF Indemnity Claim" has the meaning set forth in Section 12.1 below.

   "APF SEC Documents" has the meaning set forth in Section 6.7 below.

   "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms the basis for any specified consequence.

   "Business Combination" has the meaning set forth in Section 4.1(b) below.

   "Cash/Note Option" has the meaning set forth in Section 4.4 below.

   "Closing" has the meaning set forth in Section 2.3 below.

   "CNL Income Funds" has the meaning set forth in the second paragraph of the Recitals above.

   "Closing Date" has the meaning set forth in Section 2.3 below.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Confidential Information" means any information concerning the businesses and affairs of the Fund, the Operating Partnership or APF, if any, that is not already generally available to the public.

   "Delaware RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Disclosure Schedule" has the meaning set forth in the first paragraph of
Article VII below.

   "Dissenting Partners" has the meaning set forth in Section 4.4 below.

   "Effective Time" has the meaning set forth in Section 2.2 below.

   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) tax-qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) tax-qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

   "Fairness Opinion" has the meaning set forth in the third paragraph of the Recitals above.

   "Florida RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Fund" has the meaning set forth in the preface above.

   "Fund Articles of Merger" has the meaning set forth in Section 2.2 below.

   "Fund Fairness Opinion" has the meaning set forth in the fifth paragraph of the recitals above.

   "Fund Indemnity Claim" has the meaning set forth in Section 12.2 below.

   "Fund Interests" means the general and limited partnership interests in the Fund.

   "Fund SEC Documents" has the meaning set forth in Section 7.7 below.

   "GAAP" means United States generally accepted accounting principles as in effect from time to time.

   "General Partners" has the meaning set forth in the preface above.

   "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation but excluding commercially available shrink wrap software), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

   "IRS" means the Internal Revenue Service.

   "Knowledge" means in the case of the Fund, CNL Realty Corporation, Inc., APF and the OP General Partner, the actual knowledge of a director or an executive officer after reasonable investigation and, in the case of the individual General Partners, the collective actual Knowledge of all of the General Partners after reasonable investigation. For the purposes of this Agreement, the Knowledge of one General Partner shall be attributed to the other General Partners.

   "Known" and "Knowingly" mean that the Fund, any General Partner or APF, as applicable, had Knowledge of the particular matter or took the action described with prior Knowledge.

   "Liability" means any liability (whether Known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

   "Material Adverse Effect" means, as to any Party, a material adverse effect on the business, properties, operations or condition (financial or otherwise) which is not related to an industry-wide change in the economy or market or other conditions affecting all businesses in the industry of the Party to which the term is applied.

   "Merger" has the meaning set forth in the first paragraph of the Recitals above.

   "Merger Proposal" has the meaning set forth in fourth paragraph of the Recitals above.

   "Most Recent 10-Q" has the meaning set forth in Section 7.5 below.

   "Most Recent Balance Sheet" means the most recent balance sheet filed in a Fund SEC Document.

   "Notes" has the meaning set forth in Section 4.4 below.

   "NYSE" means the New York Stock Exchange.

   "OP Certificate of Merger" has the meaning set forth in Section 2.2 below.

   "OP General Partner" has the meaning set forth in the Preface above.

   "OP Limited Partner" means CNL APF LP Corp., a Delaware corporation and wholly owned subsidiary of APF.

   "Operating Partnership" has the meaning set forth in the preface above.

   "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

   "Party" or "Parties" has the meaning set forth in the preface above.

   "Partner" means any holder of Fund Interests.

   "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or other entity.

   "Proposed Acquisitions" has the meaning set forth in the second paragraph of the Recitals above.

   "Registration Statement" means the registration statement on Form S-4 to be filed by APF to register the APF Common Shares to be issued as Share Consideration in the Merger.

   "Representative" has the meaning set forth in Section 12.3 below.

   "SEC" means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (e) any minor imperfection of title or similar lien which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on such Party.

   "Share Consideration" has the meaning set forth in Section 4.1(a) below.

   "Special Committee" has the meaning set forth in the third paragraph to the Recitals above.

   "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or has the power to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or otherwise control the management.

   "Surviving Partnership" has the meaning set forth in Section 2.1 below.

   "Takeover Statute" has the meaning set forth in Section 8.9 below.

   "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code

(S)59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

   "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

   "Third-Party Claim" has the meaning set forth in Section 12.4 below.

                                   ARTICLE II

                        Merger; Effective Time; Closing

   2.1 Merger. Subject to the terms and conditions of this Agreement, the Delaware RULPA and the Florida RULPA, at the Effective Time, the Operating Partnership and the Fund shall consummate the Merger in which (i) the Fund shall be merged with and into the Operating Partnership and the separate limited partnership existence of the Fund shall thereupon cease, (ii) the Operating Partnership shall be the successor or surviving limited partnership in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate limited partnership existence of the Operating Partnership with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The limited partnership surviving the Merger is sometimes hereinafter referred to as the "Surviving Partnership." The Merger shall have the effects set forth in the Delaware RULPA and the Florida RULPA. As a result of the Merger, the outstanding Fund Interests shall be converted or cancelled in the manner provided in Article IV.

   2.2 Effective Time. On the Closing Date, subject to the terms and conditions of this Agreement, the Operating Partnership and the Fund shall (i) execute or cause to be executed (A) a Certificate of Merger in the form required by the Delaware RULPA (the "OP Certificate of Merger") and (B) Articles of Merger in the form required by the Florida RULPA (the "Fund Articles of Merger"), and
(ii) cause the OP Certificate of Merger to be filed with the Delaware Secretary of State as provided in the Delaware RULPA and the Fund Articles of Merger to be filed with the Florida Department of State as provided in the Florida RULPA, in each case, on the Closing Date or as soon as practicable thereafter. The Merger shall become effective at (i) such time as the OP Certificate of Merger has been duly filed with the Delaware of Secretary of State and the Fund Articles of Merger has been duly filed with the Florida Department of State or
(ii) such other time as is agreed upon by APF, the OP General Partner and the General Partners and specified in the OP Certificate of Merger and the Fund Articles of Merger. Such time is hereinafter referred to as the "Effective Time."

   2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Shaw Pittman Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, commencing at 9:00 a.m. local time on such date as within five (5) business days following the fulfillment or waiver of the conditions set forth in Article X (other than conditions which by their nature are intended to be fulfilled at the Closing) or such other place or time or on such other date as APF, the OP General Partner and the General Partners may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article X (the "Closing Date"). In no event shall the Closing Date be a date subsequent to December 31, 1999. At the Closing, there shall be delivered to APF, the Operating Partnership, the OP General Partner, the General Partners and the Fund the certificates and other documents and instruments required to be delivered under
Article X.

   2.4 Further Assurances. Each Party hereto will execute such further documents and instruments and take such further actions as may be reasonably requested by one or more of the other Parties to consummate the Merger, to vest the Surviving Partnership with full title to all assets, properties, rights, approvals, immunities and franchises of either the Fund or the Operating Partnership or to effect the other purposes of this Agreement.

                                  ARTICLE III

 Certificate of Limited Partnership; Limited Partnership Agreement;and General
                        Partner of Surviving Partnership

   3.1 Certificate of Limited Partnership. At the Effective Time, the certificate of limited partnership of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein.

   3.2 Limited Partnership Agreement. At the Effective Time, the limited partnership agreement of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the limited partnership agreement of the Surviving Partnership.

   3.3 General Partner. The general partner of the Operating Partnership immediately prior to the Effective Time shall be the general partner of the Surviving Partnership from and after the Effective Time until it is replaced or it resigns in accordance with the limited partnership agreement of the Surviving Partnership.

                                   ARTICLE IV

              Share Consideration; Payment of Share Consideration

   4.1 Share Consideration; Conversion or Cancellation of Fund Interests in Merger.

   (a) At the Effective Time, by virtue of the Merger and without any action by the Parties, all of the outstanding Fund Interests (i) shall be converted into the right to receive up to 2,049,031 fully paid and nonassessable APF Common Shares (1,024,516 APF Common Shares if the Reverse Split [defined below] occurs before the Closing) (the "Share Consideration") pursuant to the terms of
Section 4.2 below, (ii) shall cease to be outstanding, and (iii) shall be canceled and retired and shall cease to exist, and each Partner, as the holder of such Fund Interests shall cease to have any rights with respect thereto, except the right to receive either (A) APF Common Shares therefor in accordance with this Section 4.1 and Section 4.3 or (B) the cash and Notes in accordance with Section 4.4 below. Subject to the approval of the APF's shareholders of an amendment to its article of incorporation, APF anticipates that prior to the Closing it will effect a one for two reverse stock split (the "Reverse Split") pursuant to which each two shares of APF Common Shares outstanding will be exchanged for one share of APF Common Shares.

   (b) Except for the Reverse Stock Split described in Section 4.1(a), prior to the Effective Time, APF shall not split or combine the APF Common Shares, or pay a stock dividend or other stock distribution in APF Common Shares, or in rights or securities exchangeable for, convertible into or exercisable for APF Common Shares, or otherwise change APF Common Shares into, or exchange APF Common Shares for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of APF as a result of which APF stockholders receive cash, stock, or other property in exchange for, or in connection with, their APF Common Shares (a "Business Combination") or otherwise), or make any other dividend or distribution on or of APF Common Shares (other than regular quarterly cash dividends paid on APF Common Shares or any distribution pursuant to APF's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination, or change.

   (c) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the APF Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

   4.2 Payment of Share Consideration. At the Closing, subject to Section 4.4 below, the Partners shall receive the Share Consideration (less expenses paid by APF on behalf of the Fund), distributed in accordance with the provisions of the Fund's limited partnership agreement as of the Closing Date. For the purposes of this Agreement, the Share Consideration will be reduced (i) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund and (ii) as provided in Section 4.4 below.

   4.3 Fractional APF Common Shares. No certificates representing fractional APF Common Shares shall be issued upon conversion of any Fund Interests. Each Partner of the Fund who would otherwise be entitled to fractional APF Common Shares will receive one APF Common Share for a fractional interest representing 50% or more of one APF Common Share. No APF Common Shares will be issued for a fractional interest representing less than 50% of one APF Common Share.

   4.4 Cash/Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the cash/note option (the "Cash/Note Option"), such Dissenting Partners shall be entitled to receive, in lieu of the Share Consideration, consideration based on such Dissenting Partners' percentage interest (as determined by the Fund's partnership agreement) in the Fund's asset liquidation value of $18,799,647, based on Valuation Associates' appraisal. Such consideration shall be payable 10% in cash and 90% in Callable Notes due in 2006 (the "Notes"). The Notes will bear interest at a fixed rate equal to 120% of the applicable federal rate as of the date the consent solicitation on Form S-4 is mailed to the limited partners. The Share Consideration shall be reduced on a one-for-one basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Cash/Note Option.

                                   ARTICLE V

             Representations and Warranties of The General Partners

   Each General Partner severally represents and warrants to APF and the Operating Partnership that the statements contained in this Article V are correct and complete as of the date hereof and on the Closing Date:

   5.1 Authorization of Transaction. The General Partner has full power and authority (including, as applicable, full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the General Partner, enforceable in accordance with its terms and conditions. The General Partner does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   5.2 Noncontravention. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the General Partner is subject or, as applicable, any provision of the General Partner's articles of incorporation, bylaws or other organizational documents.

                                   ARTICLE VI

 Representations and Warranties of APF, The OPGeneral Partner and The Operating
                                  Partnership

   APF, the OP General Partner and the Operating Partnership jointly and severally represent and warrant to the General Partners and the Fund that the statements contained in this Article VI are correct and complete as of the date hereof and the Closing Date:

   6.1 Organization. APF is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. APF is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on APF. APF has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The OP General Partner is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. The Operating Partnership is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Operating Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Operating Partnership. The Operating Partnership has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. APF and the OP General Partner have delivered to the General Partners and the Fund correct and complete copies of the certificate of incorporation of APF and the OP General Partner and the certificate of limited partnership and the limited partnership agreement of the Operating Partnership (each as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of APF and the OP General Partner and any organizational records of the Operating Partnership have been made available to the General Partners and the Fund and are correct and complete. APF is not in default under or in violation of any provision of its certificate of incorporation, and the Operating Partnership is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   6.2 Capital Stock. The authorized capital stock of APF consists of 125,000,000 shares of common stock, $.01 par value (the "APF Common Shares"), of which 74,696,927 shares are outstanding as of January 31, 1999. Since January 31, 1999, APF has not issued any shares of capital stock. All outstanding APF Common Shares are, and all APF Common Shares issuable under any stock option plans of APF, will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 58,950,969 APF Common Shares which may be issued in connection with APF's acquisition of the other 17 CNL Income Funds in the Proposed Acquisitions and the 12,300,000 APF Shares which may be issued in connection with APF's acquisition of CNL Fund Advisors, Inc., CNL Financial Services, Inc. and CNL Financial Corp., there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which APF is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem, or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock. All of the outstanding general partner interests of the Operating Partnership are owned by the OP General Partner, and all of the outstanding limited partner interests of the Operating Partnership are owned by the OP Limited Partnership, and there are outstanding on the date hereof no options, warrants, rights, commitments or any other agreements of any character to which the Operating Partnership or any partner thereof is a party or which it may be bound requiring it to issue, transfer, sell, purchase, register, redeem or acquire any interest in the Operating Partnership.

   6.3 Authorization for Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of APF will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will be registered under the Securities Act and will be registered or exempt from registration under all applicable state securities laws. The Share Consideration will, when issued, be approved for listing on the NYSE, subject to official notice of issuance.

   6.4 Authorization of Transaction. APF, the OP General Partner and the Operating Partnership have full power and authority (including full corporate and limited partnership, as applicable, power and authority) to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance by APF, the OP General Partner and the Operating Partnership of this Agreement have been duly and validly authorized by the boards of directors of APF and the OP General Partner. This Agreement constitutes the valid and legally binding obligation of APF, the OP General Partner and the Operating Partnership, enforceable in accordance with its terms and conditions. None of APF, the OP General Partner or the Operating Partnership needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   6.5 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which, APF, the OP General Partner or the Operating Partnership is subject or any provision of APF's or the OP General Partner's articles of incorporation or by-laws or the Operating Partnership's certificate of limited partnership or limited partnership agreement or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which APF, the OP General Partner or the Operating Partnership is a party or by which it is bound or to which any of its assets is subject or (iii) result in the imposition of a Security Interest upon any of its assets.

   6.6 Title to Assets. APF has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of its most recent quarterly report on Form 10-Q.

   6.7 Reports and Financial Statements. APF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "APF SEC Documents"). All of the APF SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such APF SEC Documents. None of the APF SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed APF SEC Documents. There is no unresolved violation, criticism or exception by any governmental entity of which APF has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to APF could have a Material Adverse Effect on APF. The financial statements of APF included in the APF SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of APF as of the dates thereof and the results of operations and cash flows of APF for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   6.8 Events Subsequent to September 30, 1998. Since September 30, 1998, nothing has occurred which has had or would reasonably be expected to have a Material Adverse Effect on APF.

   6.9 Litigation. Except as publicly disclosed by APF in its APF SEC Documents or on Schedule 1, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of APF, threatened against APF or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on APF or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by APF in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by APF in any APF SEC Document, none of APF or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on APF or would prevent or delay the consummation of the transactions contemplated hereby.

   6.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by APF for inclusion or incorporation by reference in (i) the Registration Statement to be filed by APF with the SEC in connection with the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement sent by APF to its shareholders pertaining to the Merger will, at the date mailed to shareholders and at the times of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APF, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement or the proxy statement, APF shall promptly so advise the General Partners and such event shall be so described, and such amendment or supplement (which the General Partners shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   6.11 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by APF in its APF SEC Documents or disclosed in
Schedule 1, as of December 31, 1998, to APF's Knowledge, none of APF or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which are not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of APF and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in any reports filed by it with the APF SEC Documents, since December 31, 1998, the business of APF and its Subsidiaries has been carried on only in the ordinary and usual course, to APF's Knowledge, none of APF or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to APF or its Subsidiaries Known to APF having or which could reasonably be expected to have, a Material Adverse Effect on APF.

   6.12 Brokers' Fees. Except for the fees and expenses paid to Merrill Lynch & Co. with respect to the delivery of the Fairness Opinion to the Special Committee and in connection with the financial services provided by Salomon Smith Barney, none of APF, the OP General Partner or the Operating Partnership has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

   6.13 Qualification as a REIT. APF is a "real estate investment trust" for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not cause APF to cease to qualify as a "real estate investment trust" for federal income tax purposes.

   6.14 Compliance with Applicable Law. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, it and its Subsidiaries hold all permits, licenses, variances, exemptions, order and approvals of all governmental entities necessary for the lawful conduct of their respective businesses, except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its

APF SEC Documents, to APF's Knowledge, APF and its Subsidiaries are in compliance with the material terms of its permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF, the businesses of APF and its Subsidiaries are not, to APF's Knowledge, being conducted in violation of any law, ordinance or regulation of any governmental entity except that no representation or warranty is made in this Section 6.14 with respect to environmental laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, no investigation or review by any governmental entity with respect to APF or its Subsidiaries is pending or, to the Knowledge of APF, threatened, nor, to the Knowledge of APF, has any government entity indicated an intention to conduct the same, other than, in each case, those which APF reasonably believes will not have a Material Adverse Effect on APF.

   6.15 Intellectual Property.

   (a) APF owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of APF as presently conducted. Each item of Intellectual Property owned or used by APF immediately prior to the Closing hereunder will be owned or available for use by APF on identical terms and conditions immediately subsequent to the Closing hereunder. APF has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) APF has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of APF's directors or officers (or employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that APF must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of APF which are material to the operation of APF's business.

   (c) APF has no patent or registration which has been issued to APF with respect to any of its Intellectual Property.

   (d) Nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of APF's business as presently conducted.

   6.16 Insurance. With respect to each current insurance policy to which APF is a party, a named insured or is otherwise the beneficiary of coverage, to the knowledge of APF: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither APF nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof.

   6.17 Tenants. To the Knowledge of APF and except as set forth on Schedule 1, no current tenant of a property owned by APF, which as of the date of APF's most recent quarterly report on Form 10-Q represented more than 5% of APF's total revenues, presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   6.18 Disclosure. APF is in compliance in all material respects with its obligation under the Securities Exchange Act to publicly disclose material information in a timely fashion.

                                  ARTICLE VII

               Representations and Warranties Concerning the Fund

   The General Partners and the Fund jointly and severally represent and warrant to APF and the Operating Partnership that the statements contained in this Article VII are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by the General Partners and the Fund to APF and the Operating Partnership in accordance with the provisions of
Section 8.14 (the "Disclosure Schedule"). Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII.

   7.1 Organization, Qualification, and Corporate Power. The Fund is a limited partnership duly organized, validly existing, and in good standing under the laws of Florida. The Fund is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Except as set forth in Section 7.1(a) of the Disclosure Schedule, the Fund has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Section 7.1(b) of the Disclosure Schedule lists the directors and officers of the corporate General Partner. The General Partners have been made available to APF and the Operating Partnership correct and complete copies of the certificate of limited partnership and the limited partnership agreement of the Fund (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the corporate General Partner and any organizational records of the Fund have been made available to APF and the Operating Partnership and are correct and complete in all material respects. The Fund is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   7.2 Capitalization. All of the outstanding ownership interests in the Fund (the "Fund Interests") consist of (i) one percent in general partnership interests and (ii) 50,000 units of limited partnership interests. All of the outstanding Fund Interests have been duly authorized, are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Fund to issue, sell, or otherwise cause to become outstanding any additional ownership interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Fund.

   7.3 Authorization of Transaction. The Fund has full power and authority (including full limited partnership power and authority) to execute and deliver this Agreement and, upon the affirmative vote of a majority of the outstanding limited partnership Fund Interests, will have full power and authority (including limited partnership power and authority) to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Fund, enforceable in accordance with its terms and conditions, subject to bankruptcy, insolvency, moratorium and rights of creditors generally. The Fund is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   7.4 Noncontravention. Except as set forth in Section 7.4 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Fund is subject or any provision of the certificate of limited partnership or limited partnership agreement of the Fund or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Fund is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

   7.5 Title to Assets. The Fund has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC (the "Most Recent 10-Q") or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent 10-Q.

   7.6 Subsidiaries. The Fund does not have any Subsidiaries, operating or otherwise.

   7.7 Reports and Financial Statements. The Fund has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "Fund SEC Documents"). All of the Fund SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Fund SEC Documents. None of the Fund SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed Fund SEC Documents. There is no unresolved violation by any governmental entity of which the Fund has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to the Fund could have a Material Adverse Effect on the Fund. The financial statements of the Fund included in the Fund SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Fund as of the dates thereof and the results of operations and cash flows of the Fund for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   7.8 Events Subsequent to the Most Recent 10-Q. Since the date of the Most Recent 10-Q nothing has had a Material Adverse Effect on the Fund. Without limiting the generality of the foregoing, since that date, except as set forth in the appropriately lettered paragraph of Section 7.8 of the Disclosure
Schedule:

   (a) the Fund has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as reasonably determined by the General Partners) in the Ordinary Course of Business;

   (b) the Fund has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 except in the Ordinary Course of Business;

   (c) no party (including the Fund) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which the Fund is a party or by which it is bound except in the Ordinary Course of Business;

   (d) the Fund has not imposed any Security Interest upon any of its assets, tangible or intangible except in the Ordinary Course of Business;

   (e) the Fund has not made any capital expenditure (or series of related capital expenditures) involving more than $50,000 except in the Ordinary Course of Business;

   (f) the Fund has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

   (g) the Fund has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

   (h) the Fund has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

   (i) the Fund has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

   (j) the Fund has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

   (k) there has been no change made or authorized in the certificate of limited partnership or limited partnership agreement of the Fund;

   (l) the Fund has not issued, sold, or otherwise disposed of any ownership interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any ownership interests in the Fund;

   (m) the Fund has not declared, set aside, or paid any dividend or made any distribution with respect to its ownership interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its ownership interests other than distributions consistent with past practices;

   (n) the Fund has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

   (o) the Fund has not made any loan to, or entered into any other transaction with, any of the General Partners or the directors, officers, or employees of the corporate General Partner outside the Ordinary Course of Business;

   (p) the Fund has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

   (q) the Fund has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

   (r) to the Knowledge of the General Partners, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Fund; and

   (s) the Fund is not under any legal obligation, whether written or oral, to do any of the foregoing.

   7.9 Undisclosed Liabilities. The Fund does not have any Liability (and, to the Knowledge of the General Partners, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or which are not in the aggregate material.

   7.10 Legal Compliance. Except as disclosed in the Fund SEC Documents, the Fund has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder), the violation of which could cause a Material Adverse Effect to the Fund, of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

   7.11 Tax Matters.

   (a) The Fund has filed all material Tax Returns that it was required to file, including, without limitation, any material Tax Returns required to be filed with any state. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Fund (as shown on any filed Tax Return) have been paid. The Fund currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Fund does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Fund that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) The Fund has withheld and, if due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, Partner, or other third party.

   (c) The General Partners do not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Fund either (A) claimed or raised by any authority in writing or (B) as to which any of the General Partners has Knowledge. Section 7.11(c) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Fund for taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Fund since December 31, 1996.

   (d) The Fund has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) The Fund has not filed a consent under Code (S)341(f) concerning collapsible corporations. The Fund has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code (S)280G. The Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. The Fund is not a party to any Tax allocation or sharing agreement. The Fund (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Fund) or (B) has any Liability for the Taxes of any Person (other than the Fund) under Treas. Reg. (S)1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

   7.12 Real Property.

   Section 7.12(a) of the Disclosure Schedule lists and describes briefly all real property owned, leased or subleased by the Fund. Section 7.12(b) of the Disclosure Schedule lists all leases and subleases to which the Fund is a party, and the General Partners have made available to APF correct and complete copies of all such leases and subleases (as amended to date). With respect to each lease and sublease listed in Section 7.12(b) of the Disclosure Schedule:

   (a) the lease or, to the Knowledge of the General Partners, the sublease is legal, valid, binding, enforceable, and in full force and effect, except as may be affected by bankruptcy, insolvency, moratorium and the rights of creditors generally;

   (b) no consent is required with respect to the lease or sublease as a result of this Agreement, and the actions contemplated by this Agreement will not result in the change of any terms of the lease or sublease or otherwise affect the ongoing validity of the lease or sublease;

   (c) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

   (d) no party to the lease or, to knowledge of the General Partners, sublease has repudiated any provision thereof;

   (e) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or, to the Knowledge of the General Partners, sublease;

   (f) the Fund has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

   (g) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required by the Fund in connection with the operation thereof and, to the Knowledge of the General Partners, have been operated and maintained in all material respects in accordance with applicable laws, rules, and regulations; and

   (h) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

   7.13 Intellectual Property.

   (a) The Fund owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of the Fund as presently conducted. Each item of Intellectual Property owned or used by the Fund immediately prior to the Closing hereunder will be owned or available for use by the Fund on identical terms and conditions immediately subsequent to the Closing hereunder. The Fund has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) The Fund has not Knowingly interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the General Partners nor any of the corporate General Partner's directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Fund must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the General Partners, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Fund which are material to the operation of the Fund's business.

   (c) The Fund has no patent or registration which has been issued to the Fund with respect to any of its Intellectual Property.

   (d) Section 7.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Fund uses pursuant to license, sublicense, agreement, or permission. The General

Partners have made available to APF and the Operating Partnership correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).

   (e) To the Knowledge of the General Partners, nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Fund's business as presently conducted.

   7.14 Tangible Assets. The Fund owns or leases all buildings, machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted. Each such tangible asset is free from all material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The Most Recent Balance Sheet sets forth all of the assets, in the opinion of the General Partners, necessary to conduct the Fund's business as it is currently being conducted.

   7.15 Contracts. Section 7.15 of the Disclosure Schedule lists all of the following types of contracts and other agreements to which the Fund is a party:

   (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

   (b) any agreement concerning a partnership or joint venture;

   (c) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

   (d) any agreement concerning confidentiality or noncompetition;

   (e) any agreement with any General Partner or any of their Affiliates (other than the Fund);

   (f) any agreement under which it has advanced or loaned any amount to any of the General Partners or the corporate General Partner's directors, officers, and employees outside the Ordinary Course of Business; or

   (g) any agreement under which the consequences of a default or termination could have a Material Adverse Effect.

   The General Partners have made available to APF and the Operating Partnership a correct and complete copy of each written agreement listed in
Section 7.15 of the Disclosure Schedule (as amended to date) which is not included as an exhibit to a Fund SEC Document and a written summary setting forth the terms and conditions of each oral agreement referred to in Section
7.15 of the Disclosure Schedule. With respect to each agreement set forth in
Section 7.15 of the Disclosure Schedule or filed as an exhibit to a Fund SEC
Document: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

   7.16 Notes and Accounts Receivable. All notes and accounts receivable of the Fund are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Fund.

   7.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Fund.

   7.18 Insurance. Section 7.18 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Fund has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets): (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; and (iii) the policy number and the period of coverage. With respect to each current insurance policy, to the Knowledge of the General Partners and the Fund: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Fund nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Fund has been covered during the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets) by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period. Section 7.18 of the Disclosure Schedule describes any self-insurance arrangements affecting the Fund.

   7.19 Litigation. Section 7.19 of the Disclosure Schedule sets forth each instance, not already disclosed in the Fund SEC Documents, in which the Fund
(i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to or, to its Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section
7.19 of the Disclosure Schedule or the Fund SEC Documents could result in any Material Adverse Effect on the Fund. None of the General Partners has any reason to believe that any additional such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Fund.

   7.20 Tenants. To the Knowledge of any of the General Partners, no current tenant of a property owned by the Fund presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   7.21 Employees. The Fund does not have and has never had any employees, officers or directors. The Fund is not and has never been a party to or had any liability with respect to any Employee Benefit Plan.

   7.22 Guaranties. The Fund is not a guarantor of and is not otherwise liable for any liability or obligation (including indebtedness) of any other Person.

   7.23 Registration Statement. The information furnished by the Fund for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.24 Environmental Matters. The Fund is currently in compliance with all material environmental laws, ordinances, regulations and orders applicable to its business or properties, and, to the Knowledge of the General Partners, the tenants' present uses of the Fund's properties, whether leased or owned, do not materially violate any such laws, ordinances, regulations or orders. The Fund is not subject to any Liability or claim in connection with any environmental law or any use, treatment, storage or disposal of any hazardous substance or material or pollutant or any spill, leakage, discharge or release of any hazardous substance or material or pollutant as a result of having owned or operated any business prior to the Effective Time, which if a violation existed would have a Material Adverse Effect on the Fund.

   7.25 Vote Required. The affirmative vote of at least a majority of the outstanding Fund Interests is the only vote of any security holder in the Fund (under applicable law or otherwise) required to approve the Merger, this Agreement and the other transactions contemplated hereby.

   7.26 Disclosure. The representations and warranties contained in this
Article VII do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VII not misleading.

                                  ARTICLE VIII
                             Pre-Closing Covenants

   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

   8.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article X below).

   8.2 Notices and Consents. The General Partners shall give any notices to third parties and obtain any third party consents referred to in Sections 5.1, 5.2, 7.3 and 7.4 above and the related sections of the Disclosure Schedule. APF, the OP General Partner and the Operating Partnership shall give any notices to third parties and obtain any third party consents referred to in Sections 6.4 and 6.5 above. Each of the Parties shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 5.1, 6.4 and
7.3 above.

   8.3 Maintenance of Business; Prohibited Acts. During the period from the date of this Agreement to the Effective Time, the General Partners will not, and will not cause the Fund to, take any action that adversely affects the ability of the Fund (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organizations, and (iii) to preserve its relationships with its tenants; and the General Partners will not allow the Fund to, without the OP General Partner's prior written consent, which consent shall not be unreasonably withheld:

   (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrance of (i) any additional ownership interests (including the Fund Interests), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its ownership interests or any other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or (ii) any other securities in respect of, in lieu of or in substitution for the Fund Interests outstanding on the date hereof;

   (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Fund Interests);

   (c) split, combine, subdivide or reclassify any of its ownership interests or otherwise make any payments to the Partners; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution in respect of its ownership interests at such times and in such manner and amount as may be consistent with the Fund's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from December 31, 1998 through the Effective Time, to the extent not otherwise paid or distributed to the Partners), or (ii) any distribution of property necessary for the representation and warranty set forth in Section
7.11 to be true and correct;

   (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

   (e) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation outside the Ordinary Course of Business;

   (f) other than as may be necessary to consummate the Merger, adopt any amendments to its certificate of limited partnership or limited partnership agreement;

   (g) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, outside the Ordinary Course of Business;

   (h) engage in the conduct of any business the nature of which is materially different from the business in which the Fund is currently engaged;

   (i) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Fund;

   (j) forgive any indebtedness owed to the Fund or convert or contribute by way of capital contribution any such indebtedness owed;

   (k) authorize or enter into any agreement providing for management services to be provided by the Fund to any third party or an increase in management fees paid by any third party under existing management agreements;

   (l) mortgage, pledge, encumber, sell, lease or transfer any material assets of the Fund except as contemplated by this Agreement;

   (m) authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

   (n) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.

   8.4 Full Access. The General Partners shall permit representatives of APF and the OP General Partner to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Fund to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Fund. APF, the OP General Partner and the Operating Partnership shall permit representatives of the General Partners and the Fund to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of APF and the Operating Partnership to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to APF, the OP General Partner and the Operating Partnership. The Parties agree that any information obtained in connection with the exercise of their rights pursuant to this Section 8.4 shall be Confidential Information for purposes of this Agreement.

   8.5 Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Articles V, VI or VII above, as applicable. No disclosure by any Party pursuant to this Section 8.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

   8.6 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of APF, the Operating Partnership, the General Partners and the Fund shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of APF after the Effective Time as a real estate investment trust as defined within Section 856 of the Code.

   8.7 Fund Partner Approval. The General Partners hereby agree to vote the Fund Interests owned by them in favor of this Agreement and the transactions contemplated hereby and agree, subject to the satisfaction of their fiduciary duties as general partners under Florida law, as reasonably determined by the General Partners, to recommend that the limited Partners of the Fund vote their Fund Interests in favor of this Agreement and the transactions contemplated hereby.

   8.8 Delivery of Certain Financial Statements.

   (a) In addition to disclosure in Fund SEC Documents required to be filed by the Fund, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, the Fund shall provide to APF and the OP General Partner with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by the Fund and each of the General Partners that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of the Fund as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   (b) In addition to disclosure in APF SEC Documents required to be filed by APF, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, APF shall provide to the Fund and the General Partners with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by APF that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of APF as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   8.9 State Takeover Statutes. APF, the APF Board of Directors, the Operating Partnership, the Fund and the General Partners shall (i) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation, including without limitation, the control share acquisition provisions of Section 3-701 et seq. of the Maryland GCL and the business combination provisions of Section 3-601 et seq of the Maryland GCL (each, a "Takeover Statute"), is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and
(ii) if any Takeover Statute becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

   8.10 Exclusivity. None of the General Partners shall solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Fund (including any acquisition structured as a merger, consolidation, or share exchange). The General Partners shall notify APF and the Operating Partnership immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

   8.11 Listing. APF shall effect, at or before the issuance of any APF Common Shares issued as Share Consideration pursuant to Article IV, authorization for listing or quotation of such APF Common Shares on the NYSE, subject to official notice of issuance.

   8.12 Maintenance of APF's Business. During the period from the date of this Agreement to the Effective Time, APF will not take any action that adversely affects the ability of APF (i) to pursue its business in the ordinary course,
(ii) to seek to preserve intact its current business organizations (iii) to preserve its relationships with its tenants and (iv) will not take any action to affect it status as a REIT for federal income tax purposes.

   8.13 Registration of Share Consideration. APF shall cause the Registration Statement to become effective prior to the Closing Date.

   8.14 Delivery and Approval of Disclosure Schedule and Schedule 1. Within fifteen (15) business days after the date of this Agreement the General Partners shall deliver to APF the Disclosure Schedule and APF shall deliver to the General Partners Schedule 1. Within fifteen (15) business days after APF receives the Disclosure Schedule it shall give the General Partners notice either that the disclosures in the Disclosure Schedule are, as to substance, satisfactory to APF, in its sole and absolute discretion, or that they are not satisfactory and that APF terminate this Merger Agreement pursuant to Section
11.2. Likewise, within fifteen (15) business days after the General Partners receive Schedule 1, the General Partners shall give APF notice either that the disclosures in Schedule 1 are, as to substance, satisfactory to them, in their sole and absolute discretion, or that they are not satisfactory and that such General Partners terminate the Agreement pursuant to Section 11.2. In the case of both APF and the General Partners, the failure of either to give the notice specified above within the applicable fifteen (15) business day period shall constitute approval of the Disclosure Schedule or Schedule 1, as applicable.

   8.15 Certain Acquisitions. APF or its Subsidiaries shall acquire CNL Fund Advisors, Inc., CNL Financial Corp. and CNL Financial Services, Inc. (collective, the "CNL Restaurant Services Group") substantially in accordance with the terms and conditions set forth in their respective merger agreements dated on or about the date hereof or such other terms that are mutually agreed to by the parties.

                                   ARTICLE IX

                             Post-Closing Covenants

   The Parties agree as follows with respect to the period following the
Closing:

   9.1 General. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XII below). The General Partners acknowledge and agree that from and after the Closing, the Surviving Partnership will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Fund.

   9.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Fund, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Article XII below).

   9.3 Transition. The General Partners will not take any action that is designed or intended to have the effect of discouraging any tenant, lessor, licensor, customer, supplier, or other business associate of the Fund from maintaining the same business relationships with the Surviving Partnership after the Closing as it maintained with the Fund prior to the Closing.

   9.4 Confidentiality.

   (a) The General Partners and the Fund will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to APF or the OP General Partner, as applicable, or destroy, at the request and option of APF or the OP General Partner, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the General Partners or the Fund is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such General Partner or the Fund, as applicable, will notify APF or the OP General Partner, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such General Partner or the Fund is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such General Partner or the Fund, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that such General Partner or the Fund, as applicable, shall use its best efforts to obtain, at the request of APF or the OP General Partner, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as APF or the OP General Partner, as applicable, shall designate.

   (b) APF, the OP General Partner and the Operating Partnership will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and, if the Closing does not occur, deliver promptly to the Fund General Partners, as applicable, or destroy, at the request and option of the Fund or the General Partners, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. Prior to the Closing and if the Closing does not occur, in the event that any of APF, the OP General Partner or the Operating Partnership is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, APF, the OP General Partner or the Operating Partnership, as applicable, will notify the Fund or the General Partners, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this
Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, APF, the OP General Partner or the Operating Partnership is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then APF, the OP General Partner or the Operating Partnership, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that APF, the OP General Partner or the Operating Partnership, as applicable, shall use its best efforts to obtain, at the request of the Fund or the General Partners, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Fund or the General Partners, as applicable, shall designate.

   9.5 Covenant Not to Compete. Unless employed by the Surviving Partnership or APF after the Closing, for a period of three years from and after the Closing Date, none of the General Partners will engage directly or indirectly in any business serving the restaurant industry that the Surviving Partnership or APF conducts as of the Closing Date, except existing restaurant businesses and properties currently owned or advised by affiliates of CNL Group, Inc., including CNL Advisory Services, Inc. In addition, and not in lieu of the foregoing, for a period of three years from and after the Closing Date, James
M. Seneff, Jr. hereby covenants and agrees not to engage or participate, directly or indirectly, as principal, agent, executive, employee, employer, consultant, stockholder, partner or in any other individual capacity whatsoever, in the conduct or management of, or own any stock or any other equity investment in or debt of, any business that relates to the ownership, acquisition or development of "restaurant operations"; provided, however, for the purposes of this Agreement, "restaurant operations" shall not include the ownership, acquisition or development of hotel and health care properties that contain restaurant operations and those entities set forth on Schedule 9.5, and provided further, the noncompetition covenant shall not operate to preclude Mr. Seneff's ownership of APF Common Shares and of up to 5% of the equity securities of companies whose common stock is publicly traded that are engaged in owning, operating, franchising or making are engaged in owning, operating, franchising or making loans to restaurants and restaurant companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

   9.6 Tax Matters.

   (a) If there is an adjustment to any item reported on a pre-closing Tax Return that results in an increase in the Taxes payable by the Fund or any of the General Partners, and such adjustment results in a corresponding adjustment to items reported on a post-closing Tax Return with the result that the Taxes payable either by APF, any of its Subsidiaries, or by any consolidated group of companies of which APF or any Subsidiary are then members are reduced, or a refund of Taxes is increased, then any APF Indemnity Claim that the General Partners or Fund owes APF or the Operating Partnership pursuant to Article XII below shall be reduced by the amount by which such Taxes are reduced or such refunds are increased.

   (b) Any refund or credit of Taxes (including any statutory interest thereon) received by APF or any of its Subsidiaries attributable to periods ending on or prior to or including the Closing Date that were paid by the Fund pursuant to this Agreement shall reduce any APF Indemnity Claim that the General Partners or the Fund owes APF pursuant to Article XII below by an amount equal to the amount of such refund or credit.

   (c) In the event that APF or any of its Subsidiaries receives notice, whether orally or in writing, of any pending or threatened federal, state, local or foreign tax examinations, claims settlements, proposed adjustments or related matters with respect to Taxes that could affect the Fund or the General Partners, or if the Fund or any of the General Partners receives notice of such matters that could affect APF or any of its Subsidiaries, the party receiving such notice shall notify in writing the potentially affected party within ten
(10) days thereof. The failure of either party to give the notice required by this Section shall not impair such party's rights under this Agreement except to the extent that the other party demonstrates that it has been damaged thereby.

   (d) The General Partners shall have the responsibility for, and shall be entitled, at their expense, to contest, control, compromise, reasonably settle or appeal all proceedings with respect to pre-closing Taxes.

                                   ARTICLE X

                       Conditions to Obligation to Close

   10.1 Conditions to Each Party's Obligation. The respective obligations of APF, the OP General Partner, the Operating Partnership, the Fund and the General Partners to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived upon the written consent of APF and the General Partners:

   (a) Governmental Approvals and Consents. The Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Sections 5.1, 6.4, and 7.3 above.

   (b) No Injunction or Proceedings. There shall not be any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, in the reasonable judgment of APF or the General Partners, (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

   (c) No Suspension of Trading, Etc. At the Effective Time, there shall be no declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war or other international, armed hostility or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of APF, would have a Material Adverse Effect on the Fund or, in the sole judgment of any of the General Partners, would have a Material Adverse Effect on APF.

   (d) Shareholder/Partner Approvals. The stockholders of APF shall have approved APF's Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A, and the Partners of the Fund shall have approved the Merger Proposal, amendments to the partnership agreement, if any.

   (e) Registration of Share Consideration. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

   10.2 Conditions to Obligation of APF, the OP General Partner and the Operating Partnership. The obligations of APF, the OP General Partner and the Operating Partnership to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) the General Partners and the Fund shall have delivered to APF and the OP General Partner a certificate to the effect that:

     (i) the representations and warranties set forth in Article V and
  Article VII above are true and correct in all material respects at and as of the Closing Date;

     (ii) the General Partners and the Fund have performed and complied with all of their covenants hereunder in all material respects at and as of the Closing Date;

     (iii) the General Partners and the Fund have procured all of the material third-party consents specified in, respectively, Section 5.2 and
  Section 7.4 above and the related sections of the Disclosure Schedule; and

     (iv) no action, suit, or proceeding is pending or, to their Knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
  (C) affect adversely the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

Notwithstanding the foregoing, APF's obligation to close as a result of a breach of the representations and warranties contained in Section 7.24 shall be governed solely by Section 10.2(e) below.

   (b) since December 31, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of the Fund, such determination to be made in the reasonable discretion of APF;

   (c) APF and the Operating Partnership shall have received an opinion dated as of the Closing Date from Baker and Hostetler LLP, counsel to the General Partners and the Fund, taken as a whole, in form and substance reasonably satisfactory to APF and the Operating Partnership;

   (d) APF shall have received the Disclosure Schedule and approved it in accordance with Section 8.14;

   (e) There shall not exist an unlawful environmental condition on one or more properties owned by the Fund, which in the opinion of a mutually acceptable environmental engineer or consultant, would require APF to expend in excess of $2,049,031 in order to remediate such unlawful environmental condition and cause the subject property or properties to comply with applicable environmental laws, ordinances, regulations or orders; and

   (f) If each of the CNL Income Funds approves its respective Proposed Acquisition, Merrill Lynch & Co. shall not have withdrawn its Fairness Opinion issued in connection with the Merger. If a Proposed Acquisition is not approved by the applicable CNL Income Fund, then the Special Committee of the Board of Directors of APF shall have received a fairness opinion addressed to APF and its stockholders from Merrill Lynch & Co. as to the fairness of the Proposed Acquisitions that were approved by the respective CNL Income Fund, including the consideration to be paid in connection therewith, to APF and its stockholders from a financial point of view.

   APF, the OP General Partner and the Operating Partnership may waive any condition specified in this Section 10.2 if they execute a writing so stating at or prior to the Closing.

   10.3 Conditions to Obligation of the General Partners and the Fund. The obligations of the General Partners and the Fund to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) APF, the OP General Partner and the Operating Partnership shall have delivered to the General Partners and the Fund a certificate to the effect that:

     (i) the representations and warranties set forth in Article VI above are true and correct in all material respects at and as of the Closing Date;

     (ii) APF, the OP General Partner and the Operating Partnership have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

     (iii) no action, suit, or proceeding is pending or, to their knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

   (b) APF shall have delivered to the Fund for distribution to the Partners the Share Consideration pursuant to Section 4.2 and, as applicable, the cash and Notes pursuant to Section 4.4;

   (c) since September 30, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of APF;

   (d) APF shall have acquired the CNL Restaurant Services Group;

   (e) the General Partners shall have received Schedule 1 and approved it in accordance with Section 8.14;

   (f) the APF Common Shares shall have been approved for listing on the NYSE subject to official notice of issuance;

   (g) the General Partners shall have received an opinion dated as of the Closing Date from Shaw Pittman Potts & Trowbridge, counsel to APF and the Operating Partnership, in form and substance reasonably satisfactory to the General Partners; and

   (h) Legg Mason Wood Walker Incorporated shall not have withdrawn the Fund Fairness Opinion.

   The General Partners and the Fund may waive any condition specified in this
Section 10.3 if they execute a writing so stating at or prior to the Closing.

                                  ARTICLE XI

                                  Termination

   11.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the General Partners, the limited partners of the Fund, the OP General Partner or the stockholders of APF, respectively, either by the mutual written consent of APF, the OP General Partner and the General Partners or by mutual action of the General Partners and the Boards of Directors of each of the corporate General Partner and the OP General Partner and the Special Committee.

   11.2 Termination by Individual Parties. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee and the Board of Directors of the OP General Partner in the event of a failure of a condition to the obligations of APF and the Operating Partnership set forth in
Section 10.2 of this Agreement; (b) by the General Partners in the event of a failure of a condition to the obligations of General Partners or the Fund set forth in Section 10.3 of this Agreement; (c) any Party if the Merger shall not have occurred by December 31, 1999 or (d) if a United States federal or state court of competent jurisdiction or United States federal or state governmental agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, in the case of a termination pursuant to clause (a) or (b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

   11.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article XI, no Party hereto (or any of its directors or officers) shall have any liability or further obligation to any other Party to this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement or the obligations set forth in Sections 9.4 and 13.11.

                                  ARTICLE XII

                                Indemnification

   12.1 Indemnity Obligations of the General Partners and the Fund. Subject to Sections 12.5 and 12.6 hereof, each of the General Partners severally, in accordance with its percentage interest in the Share Consideration and limited in amount to the value of the APF Common Shares received by it, based upon the average per share closing price of the APF Common Shares for the first twenty trading days after the APF Common Shares are listed on NYSE (the "20 Day Average Price"), agree to indemnify and hold APF, the OP General Partner and the Surviving Partnership harmless from, and to reimburse APF, the OP General Partner and the Surviving Partnership for, any APF Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "APF Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, cost, or expense of any nature whatsoever resulting from (i) any breach of any representation and warranty of any of the General Partners or the Fund which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements, or undertakings of any of the General Partners or the Fund which are contained in or made pursuant to this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 12.1.

   12.2 Indemnity Obligations of APF, the OP General Partner and the Operating Partnership. Subject to Sections 12.5 and 12.6 hereof, APF, the OP General Partner and the Operating Partnership (including in its capacity as the Surviving Partnership) hereby jointly and severally agree to indemnify and hold each of the General Partners and the Fund harmless from, and to reimburse each of the General Partners and the Fund for, any Fund Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "Fund Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, cost, or expense of any nature whatsoever incurred by any of the General Partners or the Fund resulting from
(i) any breach of any representation and warranty of APF, the OP General Partner or the Operating Partnership which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements, or undertakings of APF, the OP General Partner and the Operating Partnership which are contained in or made pursuant to the terms and conditions of this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this
Section 12.2.

   12.3 Appointment of Representative. James M. Seneff, Jr. is hereby appointed as the exclusive agent of the General Partners and the Fund to act on their behalf with respect to any and all Fund Indemnity Claims and any and all APF Indemnity Claims arising under this Agreement or such other representative as may be hereafter appointed by the General Partners. Such agent is herein referred to as the "Representative." The Representative shall take, and the General Partners agree that the Representative shall take, any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the General Partners and the Fund, as fully as if such parties were acting on their own behalf, including, without limitation, asserting Fund Indemnity Claims against APF, the OP General Partner and the Operating Partnership, defending all APF Indemnity Claims, consenting to, compromising, or settling all Fund Indemnity Claims and APF Indemnity Claims, conducting negotiations with APF, the OP General Partner and the Operating Partnership and their representatives regarding such claims, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants, or other representatives in connection with the foregoing matters. APF, the OP General Partner and the Operating Partnership shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the General Partners and the Fund. The Representative, acting pursuant to this Section 12.3, shall not be liable to any of the General Partners or the Fund for any act or omission, except in connection with any act or omission that was the result of the Representative's bad faith or gross negligence.

   12.4 Notification of Claims. Subject to the provisions of Section 12.5, in the event of the occurrence of an event which any Party asserts constitutes an APF Indemnity Claim or a Fund Indemnity Claim, as applicable, such Party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim and which is in the possession of the indemnified party. If such event involves the claim of any third party (a "Third-Party Claim"), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment, or compromise of any such Third-Party Claim, and to employ counsel to assist such indemnifying party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third-Party Claim, to join in the defense, settlement, adjustment, or compromise of the same. An indemnified party's failure to give timely notice or to furnish the indemnifying party with any relevant data and documents in connection with any Third-Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such Party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party. Any indemnifying party may elect, at such Party's sole expense, to assume control of the defense, settlement, adjustment, or compromise of any Third-Party Claim, with counsel reasonably acceptable to the indemnified parties, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all indemnified parties before entering into any settlement, adjustment, or compromise of such claims, or ceasing to defend against such claims, unless such settlement is a cash settlement and contains an unconditional release of the indemnified party from all existing and future claims with respect to the matter being contested. In connection with any Third-Party Claim, the indemnified party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third-Party Claim.

   12.5 Survival. All representations and warranties, and, except as otherwise provided in this Agreement, all covenants and agreements of the parties contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive until eighteen months from the Closing Date; provided, however, the representations and warranties contained in Sections 6.2, 6.3 and 7.11 shall survive until the expiration of the applicable statute of limitations with respect to the matters covered thereby. No claim shall be made after the applicable survival period.

   12.6 Limitations. Notwithstanding the foregoing, any claim by an indemnified party against any indemnifying party under this Agreement shall be payable by the indemnifying party only in the event, and to the extent, that the accumulated amount of the claims in respect of such indemnifying party's obligations to indemnify under this Agreement shall and the other claims described in Article XIII exceed in the aggregate the dollar amount specified in Article XIII. As to APF Indemnity Claims, the liability of each General Partner shall be limited as provided in Article XIII.

   12.7 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, no Party hereto is making any representation, warranty, covenant, or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, or agreement contained herein or in any certificate or other document delivered pursuant hereto relating to the Merger shall give rise to any right on the part of any Party hereto, after the consummation of the Merger, to rescind this Agreement or the transactions contemplated by this Agreement. Following the consummation of the Merger, the rights of the Parties under the provisions of this Article XII shall be the sole and exclusive remedy available to the Parties with respect to claims, assertions, events, or proceedings arising out of or relating to the Merger.

                                  ARTICLE XIII

                            Limitation of Liability

   13.1 Threshold. Notwithstanding anything to the contrary stated in this Agreement, in no event (i) shall the General Partners or any of them have any liability to APF and/or the OP General Partner and the Surviving Partnership on account of any APF Indemnity Claim or for any claim for breach of warranty or for misrepresentation, or any other claim whatsoever arising under this Agreement or in connection with the transaction contemplated herein (individually a "Claim" and collectively, "Claims") or for any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever directly resulting from Claims (collectively, "Losses") unless, until and only to the extent that the accumulated amount of all Losses exceeds the amount of $204,903 in the aggregate (the "Threshold") nor (ii) shall the individual or aggregate liability of the General Partners on account of Claims and Losses exceed the value of APF Common Shares actually issued to the General Partners in the Merger valued at the 20 Day Average Price. To the extent that any Claim is asserted against more than one General Partner, each General Partner shall be liable only for such General Partner's proportionate share of the Claim based on the percentage that the APF Common Shares received by such General Partner in the Merger is of the total APF Commons Shares comprising the Share Consideration. Any Claim against a General Partner, including an APF Indemnity Claim, may be satisfied by such General Partner, in its sole discretion, by surrendering to the claimant(s) APF Common Shares at a value equal to the closing price per share of such shares on the NYSE on the last trading day preceding the date such APF Common Shares are surrendered.

   13.2 Special Indemnification. APF agrees to indemnify, defend and hold harmless the General Partners against any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever, including reasonable attorneys' fees, arising after the Effective Time that would have arisen in their capacity as General Partners of the Fund had the Merger not been consummated and that are the result of APF's alleged actions or inactions. The Threshold described in Section 13.1 above shall not apply to APF obligations to indemnify the General Partners pursuant to this
Section 13.2.

                                  ARTICLE XIV

                                 Miscellaneous

   14.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of APF and the General Partners; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

   14.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

   14.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

   14.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of APF and the General Partners.

   14.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   14.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   14.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given, as of the date two business days after mailing, if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to the Fund or the General Partners:

     c/o James M. Seneff, Jr.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 423-2894

  With copy to:

     Baker & Hostetler LLP
     Sun Trust Center, Suite 2300
     200 South Orange Avenue
     Orlando, Florida 32801
     Attn: Kenneth C. Wright, Esq.
     Telecopy: (407) 841-0168

  If to APF or the Operating Partnership:

     Curtis B. McWilliams
     Executive Vice President
     CNL American Properties, Inc.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 650-1000

  With copy to:

     Shaw Pittman Potts & Trowbridge
     2300 N Street, N.W.
     Washington, D.C. 20037
     Attn: John M. McDonald, Esq.
     Telecopy: (202) 663-8007

   Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

   14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   14.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by APF, the OP General Partner and the General Partners. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   14.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   14.11 Expenses. If the Closing occurs, APF will bear all costs and expenses of the Parties incurred in connection with this Agreement and the transactions contemplated hereby to the extent not already paid by the Fund or the General Partners. If the Closing does not occur, APF, the OP General Partner and the Operating Partnership will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and the General Partners and the Fund will divide their costs and expenses (including legal fees and expenses) as follows:
(i) the Fund shall bear that percentage of the costs and expenses equal to the percentage obtained by dividing the number of Fund votes in favor of the Merger by the sum of the total number of votes cast and the total number of abstentions and (ii) the General Partners shall bear the remainder of the costs and expenses.

   14.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

   14.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

   14.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 13.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

   14.15 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in and for Orange County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL INCOME FUND V, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne
                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.
                                          James M. Seneff, Jr., as General
                                           Partner

                       CNL AMERICAN PROPERTIES FUND, INC.
                       SUPPLEMENT DATED            , 1999
                                       TO
                   PROSPECTUS/CONSENT SOLICITATION STATEMENT
                             DATED           , 1999
                          FOR CNL INCOME FUND VI, LTD.

   This Supplement is being furnished to you, as a Limited Partner of CNL Income Fund VI, Ltd., which we refer to as the Income Fund, for the purpose of enabling you to evaluate the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., a Maryland corporation, which is a real estate investment trust. This Supplement is designed to summarize only the risks, effects, fairness and other considerations of the proposed acquisition that are unique to you and the other Limited Partners of your Income Fund. This Supplement does not purport to provide an overall summary of the proposed acquisition and should be read in conjunction with the accompanying Prospectus/Consent Solicitation Statement, which includes detailed discussions regarding APF and the other Income Funds being acquired by APF. Accordingly, the discussions in this Supplement are qualified by the more expanded treatment of these matters appearing in the Prospectus/Consent Solicitation Statement. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" when used herein refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of your Income Fund. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., a wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership.

                                    OVERVIEW

   Pursuant to the Prospectus/Consent Solicitation Statement and this Supplement, you are being asked to approve the Acquisition of your Income Fund by APF. Your Income Fund is one of 18 limited partnerships (which we refer to collectively as the Funds) that APF is seeking to acquire. Supplements have also been prepared for each of the other Funds, copies of which may be obtained without charge to each Limited Partner or his representative upon written request to D.F. King & Co., 77 Water Street, New York, New York 10005.

What is APF?

   APF is a full-service real estate investment trust (or a REIT), formed in 1994, whose primary business, like that of the Funds, is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. As a full-service REIT, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains, from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time of the consummation of the Acquisition and will be one of the largest triple-net lease REITs in the United States.

How many shares of common stock (or APF Shares) will I receive if my Income Fund is acquired by APF?

   Your Income Fund will receive 3,730,388 APF Shares. You will receive your pro rata portion of such shares in accordance with the terms of your Income Fund's partnership agreement. APF has assigned a value, which we refer to as the Exchange Value, of $10.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing. It is possible that the APF Shares will trade at prices substantially below the Exchange Value. APF has, however, recently sold approximately 75 million APF Shares through three public offerings at offering prices per APF share equal to the Exchange Value. At December 31, 1998, of the approximately $750 million raised by APF, APF has used approximately $550 million to acquire restaurant properties and to make mortgage loans and had approximately $120 million in uninvested proceeds which APF expects to invest during the first quarter of 1999. The remaining proceeds were used to pay fees and other offering expenses.

What is the required vote necessary to approve the Acquisition?

   Pursuant to the terms of your Income Fund's partnership agreement, APF's acquisition of your Income Fund may not be consummated without the approval of greater than 50% of the outstanding limited partnership Units. Such an approval by your Income Fund's limited partners will be binding on you even if you vote against the Acquisition.

Did you receive a fairness opinion in connection with APF's acquisition of my Fund?

   Yes. Legg Mason Wood Walker, Incorporated rendered an opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds.

Do you, as the general partners of my Income Fund, recommend that I vote in favor of the proposed Acquisition?

   Yes. We unanimously recommend that you vote "For" the proposed Acquisition. We believe that the Acquisition is the best means to maximize the value of your investment in your Fund as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

How do I vote?

   Just indicate on the enclosed consent form how you want to vote, and sign and mail it in the enclosed postage-paid return envelope as soon as possible, so that at the Special Meeting of Limited Partners, your Units may be voted "For" or "Against" APF's acquisition of your Income Fund. If you sign and send in your consent form and do not indicate how you want to vote, your consent form will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?

   Yes, subject to certain limitations. If you vote "Against" the Acquisition, but your Income Fund is nevertheless acquired by APF, you may elect to receive a payment (which we call the Cash/Notes Option) that is 10% in cash and 90% in
  % Callable Notes due        , 2006 (or Notes) based on the liquidation value
of your Income Fund, as determined by Valuation Associates, the appraisal firm that we engaged in connection with the Acquisition. Such liquidation value will be lower than the aggregate Exchange Value of the APF Shares offered to your Income Fund in the Acquisition. The Notes will bear interest at a rate equal to
  %, which was determined based on 120% of the applicable federal rate as of
       , 1999. Please note that you may only receive the Cash/Notes Option if you have voted "Against" the Acquisition and you elect to receive the Cash/Notes Option on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you voted "For" the Acquisition, or you voted "Against" the Acquisition and did not affirmatively select the Cash/Notes Option. The Notes will not be listed on any exchange or automated quotation system, and a market for the Notes will not likely develop.

What are the tax consequences of the Acquisition to me?

   The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners in your Income Fund are tax-deferred or tax-exempt entities (for example, pension plans, 401(k) plans or IRAs), if you are a person subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will be based on the difference between the value of the APF Shares or the tax basis of your Units. If you elect the Cash/Notes Option, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares and cash received by your Income Fund over the tax basis of your Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain real property gain.

  We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

   We have estimated, based on the Exchange Value, that the taxable gain per average original $10,000 investment in your Income Fund will be $1,730. To review the tax consequences to the Limited Partners of the Funds in greater
detail, see pages    through    of the Prospectus/Consent Solicitation
Statement and "Federal Income Tax Considerations" in this Supplement.

                                  RISK FACTORS

   As a result of APF's Acquisition of your Income Fund, you will assume the risks associated with the assets of APF and the other Funds acquired by APF. Although the majority of APF's assets and the assets of the other Funds acquired by APF are substantially similar to those of your Income Fund, the restaurant properties owned by APF and the other Funds acquired by APF may be differently constructed, located in a different geographic area or of a different restaurant chain than the restaurant properties owned by your Income Fund. Because the market for real estate may vary from one region of the country to another, the change in geographic diversity may expose you to different and greater risks than those to which you are presently exposed. For geographic information regarding APF's and the Funds' restaurant properties, see "APF's Business and The Restaurant Properties--Business Objectives and Strategies" and "--The Restaurant Properties--General" and "Business of the Funds--Description of Restaurant Properties" in the Prospectus/Consent Solicitation Statement.

   The following is a description of the most significant potential disadvantages, adverse consequences and risks of the Acquisition that are applicable to your Income Fund. This description is qualified in its entirety by the more detailed discussion in the section entitled "Risk Factors" contained in the Prospectus/Consent Solicitation Statement.

Investment Risks

 . Uncertainty Regarding the Exchange Value and Trading Price of APF Shares
  Following Listing. Your Income Fund will be receiving 3,730,388 APF Shares if your Income Fund approves the Acquisition. There has been no prior market for the APF Shares, and it is possible that the APF Shares will trade at prices substantially below the Exchange Value or the historical book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Funds who become APF stockholders as a result of the Acquisition, will have transformed their investment in non-tradable Units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares is relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at amounts substantially less than the Exchange Value as a result of increased selling activity following the issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

 . Decrease in Distributions. In each of the years ended December 31, 1995, 1996 and 1997, your Income Fund made $900, $920, and $900, respectively, in distributions per $10,000 investment to you. Based on APF's pro forma financial information, and assuming APF acquires only your Income Fund and that each Limited Partner of your Income receives only APF Shares, you would have received, for the year ended December 31, 1997, $599 in distributions per $10,000 of original investment, which is 33.4% less than the $900 distributed to you as Limited Partner during the same period. The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the year ended December 31, 1997 and for the nine months ended September 30, 1998 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition. See "Cash Distributions to Limited Partners of Your Fund."

 . Conflicts of Interest in the Acquisition; Substantial Benefits to Related
  Parties. There are certain conflicts of interest inherent in the structure of the Acquisition of your Income Fund. We, James M. Seneff, Jr. and Robert A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne, are the three general partners of the Funds. As Board members of APF, Messrs. Seneff and Bourne have an interest in the completion of the Acquisition that may or may not be aligned with your interests as a Limited Partner of the Income Fund or with their own positions as the general partners of your Income Fund. Assuming only your Income Fund is acquired in the Acquisition, we will receive 37,724 APF Shares. In the event that your Income Fund is not acquired, however, we, as the general partners of your Income Fund, may be required to pay all or a substantial portion of the Acquisition costs allocated to your Income Fund to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition. For additional information regarding the Acquisition costs allocated to your Income Fund, see "Comparison of Alternative Effect on Financial Condition and Results of Operations" contained in this Supplement.

 . Fundamental Change in Nature of Investment. The Acquisition of your Income
  Fund involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in your Income Fund, which has a fixed portfolio of restaurant properties in which you participate in the profits from the operation of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple-net basis, on the date that the Acquisition is consummated (assuming only your Income Fund was acquired as of September 30, 1998), 399 restaurant properties. The risks inherent in investing in an operating company such as APF include APF's ability to invest in new restaurant properties that are not as profitable as APF anticipated, the incurrence of substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and making mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay.

 As an APF stockholder, you will receive the benefits of your investment through (i) dividend distributions on, and (ii) increases in the value of, your APF Shares. In addition, your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale or refinancing of your Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds, if any, from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares (or from the combination of cash paid to and payments on any Notes if you elect the Cash/Notes Option). An investment in APF may not outperform your investment in the Income Fund.

 . Original Investment Timeframe. Your Income Fund's partnership agreement provides that unless earlier terminated pursuant to its terms, your Income Fund will be terminated, dissolved, and its assets liquidated on December 31, 2018. At the time of your Income Fund's formation, we contemplated that its investment program would terminate (and its investments would be liquidated) some time between 1997 and 2002. Because your Income Fund is in the anticipated termination timeframe, we could elect to liquidate your Income Fund. However, we have no current plans to dispose of your Income Fund's restaurant properties if the Limited Partners do not approve the Acquisition.

Real Estate/Business Risks

 . Risk of Default on Mortgage Loans and Market Risks associated with
  Securitizations. APF will be subject to certain risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default.

 In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize (thereby remaining exposed to the related credit and repayment risks on such mortgage loans), and seek a different source for funding its operations than securitizations.

 APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would typically retain a residual-interest security and may retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default, and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

 APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

 . Risks Associated with Leverage. APF has funded and intends to continue to Fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. At the time of the consummation of the Acquisition, as a general policy, APF's Board of Directors will borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's funds from operations and its ability to make distributions to its stockholders.

 . Acquisition and Development Risks. APF plans to pursue its growth strategy through the acquisition and development of additional restaurant properties. To the extent that APF does pursue this growth strategy, we do not know that it will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

Tax Risks

 . Failure of APF to Qualify as a REIT for Tax Purposes. If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to the federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

 . Risks Associated with Distribution Requirements. Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to maintain its status as a REIT.

 . Changes in Tax Law. APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans. For a more detailed discussion of the risks associated with the Acquisition, see "Risk Factors" in the Prospectus/Consent Solicitation Statement.

                       CONSIDERATION PAID TO INCOME FUND

   The following table sets forth, for your Income Fund (i) the aggregate amount of original Limited Partner investments in each Fund less any distributions of net sales proceeds paid to the Limited Partners of that Fund,
(ii) the original amount of Limited Partner investments in each Fund less any distributions of net sales proceeds per average $10,000 investment, (iii) the number of APF Shares to be paid to your Income Fund, (iv) the estimated value of the APF Shares paid to your Income Fund, (v) the estimated Acquisition expenses allocated to your Income Fund, (vi) the estimated value, based on the Exchange Value, of APF Shares paid to your Income Fund after deducting Acquisition expenses, and (vii) the estimated value, based on the Exchange Value, of APF Shares you will receive for each $10,000 of your original investment:

                 Original
                  Limited
                  Partner
  Original      Investments
   Limited       Less any
   Partner     Distributions                                                      Estimated Value
 Investments   of Net Sales  Number of   Estimated                                 of APF Shares
  Less any     Proceeds per     APF      Value of                Estimated Value    per Average
Distributions     $10,000      Shares   APF Shares   Estimated    of APF Shares   $10,000 Original
of  Net Sales    Original    Offered to Payable to  Acquisition after Acquisition Limited Partner
 Proceeds(1)   Investment(1)  Fund(2)     Fund(3)    Expenses      Expenses(3)     Investment(3)
-------------  ------------- ---------- ----------  ----------- ----------------- ----------------
$35,000,000       $10,000    $3,730,388 $37,303,880  $426,713      $36,877,167        $10,429

--------
(1) Income Fund has had no distributions of net sales proceeds.
(2) The APF Shares payable to each Fund as set forth in this chart will not change if APF acquires fewer than all of the Funds in the Acquisition. This number assumes that none of the Limited Partners of the Fund has elected the Cash/Notes Option.
(3) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

   Upon completion of the Acquisition of your Income Fund, the operations and existence of your Income Fund will cease. For more detailed information, see "The Acquisition" in the Prospectus/Consent Solicitation Statement. If your Income Fund does not approve the Acquisition, we do not contemplate that your Income

Fund would be liquidated in the near future. The Acquisition, however, does not result in an all-cash payment to you in the liquidation of your investment. For example, if you are eligible for and choose the Cash/Notes Option, you become a Noteholder of APF. You will have exchanged your Units for unsecured debt
obligations of APF which may not be retired in full until         , 2006, a
date approximately seven years after the date the Acquisition of your Income Fund occurs. On the other hand, if you exchange your Units for APF Shares, you will receive an equity interest in APF whose marketability will depend upon the market that may develop with respect to the APF Shares, which will be listed on the NYSE.

                          EXPENSES OF THE ACQUISITION

   If your Income Fund approves the Acquisition, the portion of the Acquisition expenses attributable to your Income Fund will be paid by your Income Fund, as detailed below. The number of APF Shares paid to your Income Fund would reflect a reduction for your Income Fund's expenses of the Acquisition.

   If the Acquisition of your Income Fund is not approved, we will bear a percentage of all Acquisition expenses equal to the total number of abstentions and "Against" votes cast by the Limited Partners of your Income Fund, divided by the total number of abstentions and votes cast by you and the other Limited Partners of your Income Fund. In such event, your Income Fund will bear the remaining Acquisition expenses.

   The following table sets forth the estimated Acquisition expenses of acquiring your Income Fund:

                         Pre-closing Transaction Costs

      Legal Fees...................................................... $ 17,376
      Appraisals and Valuation........................................    6,950
      Fairness Opinions...............................................   31,276
      Registration, Listing and Filing Fees...........................      --
      Soliciting Dealer Fee...........................................   74,291
      Financial Consulting Fees.......................................      --
      Environmental Fees..............................................   43,439
      Accounting and Other Fees.......................................   49,637
                                                                       --------
          Subtotal....................................................  222,969

                           Closing Transaction Costs

      Transfer Fees and Taxes.........................................   81,563
      Legal Fees......................................................   63,952
      Recording Costs.................................................      --
      Other...........................................................   58,229
                                                                       --------
          Subtotal....................................................  203,744
                                                                       --------
      Total........................................................... $426,713
                                                                       ========

                                 REQUIRED VOTE

Limited Partner Approval Required by the Partnership Agreement

   Article 12 of your Income Fund's partnership agreement provides that the vote of Limited Partners representing greater than 50% of the outstanding Units is required to approve a "Liquidating Sale," which is defined by the partnership agreement to include a transaction or series of transactions resulting in the transfer of

80% or more in value of Income Fund's restaurant properties acquired within two years of the initial date of the prospectus (June 1989). Because the Acquisition of your Income Fund is a Liquidating Sale within the meaning of the partnership agreement, it may not be consummated without the approval of Limited Partners representing greater than 50% of the outstanding Units.

Consequence of Failure to Approve the Acquisition

   If the Limited Partners of your Income Fund representing greater than 50% of the outstanding Units do not vote "For" the Acquisition, the Acquisition may not be consummated under the terms of the partnership agreement. In such event, we plan to continue to operate your Income Fund as a going concern and to eventually dispose of your Income Fund's restaurant properties approximately 7 to 12 years after they were acquired (or as soon thereafter as, in our opinion, market conditions permit), as contemplated by the terms of the partnership agreement.

Special Meeting to Discuss the Acquisition

   We have scheduled a special meeting of the Limited Partners of your Income Fund to discuss the solicitation materials, which include the Prospectus/Consent Solicitation Statement, this Supplement and the other materials distributed to you, and the terms of APF's Acquisition of your Income Fund, prior to voting on the Acquisition. The special meeting will be held at
10:00 a.m., Eastern time, on               , 1999, at
                                          . We and members of APF's management
intend to solicit actively your support for the Acquisition and would like to use the special meeting to answer questions about the Acquisition and the solicitation materials (as defined below) and to explain in person our reasons for recommending that you vote "For" the Acquisition.

                                VOTING PROCEDURE

   The Prospectus/Consent Solicitation Statement, this Supplement, the accompanying transmittal letter, the power of attorney and the consent form constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" the Acquisition of your Income Fund by APF.

   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding Units of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, in the manner described in the Prospectus/Consent Solicitation Statement. A copy of the Agreement and Plan of Merger dated March 11, 1999, by and between APF and your Income Fund is attached hereto as Appendix B. We encourage you to read it.

   If you are not planning on attending the special meeting of the Limited Partners of your Income Fund and voting in person, you should complete and return the consent form before the expiration of the solicitation period. The solicitation period is the time period during which you may vote "For" or "Against" the Acquisition of your Income Fund. The solicitation period will commence upon delivery of the solicitation materials to you (on or about
           , 1999 and will continue until the later of (a)           , 1999 (a
date not less than 60 calendar days from the initial delivery of the solicitation materials), or (b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond December 31, 1999. Any consent form received by Corporate Election Services prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your Units will be counted as voting "Against" the Acquisition of your Income Fund and you will receive APF Shares if your Income Fund is acquired.

   The consent form consists of two parts. Part A seeks your consent to APF's Acquisition of your Income Fund and certain related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve are described above under "Required Vote--Required Amendment to the Partnership Agreement."

If you have interests in more than one Income Fund, you will receive multiple consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter (including the Acquisition), you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without requiring your signatures on multiple documents.

                 COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                  TO THE GENERAL PARTNERS AND THEIR AFFILIATES

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by your Income Fund to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure, which will be in effect after the Acquisition, had been in effect during the years presented below.

   Under your Income Fund's partnership agreement, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. The partnership agreement also provide that we are to be reimbursed for our expenses for services performed for your Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. If your Income Fund is acquired, it will share in the overall cost of managing the consolidated portfolio of properties owned by APF. As stockholders of APF, you and the other former Limited Partners of your Income Fund will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1998, the aggregate amounts accrued or paid by your Income Fund to us are shown below under "Historical" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the years presented, are shown below under "Pro Forma":

                                                                   Nine Months
                                          Year Ended December 31,     Ended
                                          ----------------------- September 30,
                                           1995    1996    1997       1998
                                          ------- ------- ------- -------------
Historical:
  General Partner Distributions..........     --      --      --         --
  Broker/Dealer Commissions(1)...........     --      --      --         --
  Due Diligence and Marketing Support
   Fees..................................     --      --      --         --
  Acquisition Fees.......................     --      --      --         --
  Asset Management Fees..................     --      --      --         --
  Real Estate Disposition Fees(2)........
                                          ------- ------- -------    -------
    Total historical.....................     --      --      --         --
Pro Forma:
  Cash Distributions on APF Shares....... $69,971 $40,555 $21,663    $17,338
  Salary Compensation....................     --      --      --         --
                                          ------- ------- -------    -------
    Total pro forma...................... $69,971 $40,555 $21,663    $17,338

--------
(1) A majority of the fees paid as broker-dealer commissions and due deligince and marketing support fees were reallowed to other broker-dealers participating in the offering of the Income Fund's Units.
(2) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners. To date, no such fees have been paid since the required minimum returns have not been made to the Limited Partners.

              CASH DISTRIBUTIONS TO LIMITED PARTNERS OF YOUR FUND

   The information below should be read in conjunction with the information contained herein under the caption "Financial Statements" and in the Prospectus/Consent Solicitation Statement under the caption "Summary--Our Reasons for the Acquisition--Prices for Fund Units."

   The following table sets forth the distributions paid to the Limited Partners of your Income Fund (per $10,000 original investment) for the periods indicated below:

                                                                 Nine Months
                                                               Ended Sept. 30,
                                                                     1998
                                                               ----------------
                                                                           Pro
                                      1993 1994 1995 1996 1997 Historical Forma
                                      ---- ---- ---- ---- ---- ---------- -----
Distributions from Income............ $836 $876 $809 $793 $821    $632    $462
Distributions from Return of
 Capital(1)..........................   64   24   91  127   79      43      18
                                      ---- ---- ---- ---- ----    ----    ----
    Total............................ $900 $900 $900 $920 $900    $675    $480
                                      ==== ==== ==== ==== ====    ====    ====

--------
(1) Cash distributions presented above as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. Accumulated net income includes deductions for depreciation and amortization expense and income from certain non-cash items. This amount is not required to be presented as a return of capital except for purposes of this table, and the Income Fund has not treated this amount as a return of capital for any other purpose.

   The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the nine months ended September 30, 1998 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition.

   Assuming APF maintains its current level of debt for acquiring future restaurant properties, the expected distribution rate per APF Share will be 8.8% (assuming a $10.00 per APF Share price based on the Exchange Value, the annualized dividend per year is expected to be $0.88 per APF Share). Based on the number of APF Shares that you would receive in the Acquisition per your average $10,000 original investment and this distribution rate, you would receive an annual distribution of approximately $918.

                                    FAIRNESS

General

   We believe the Acquisition to be fair to, and in the best interests of your Income Fund. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

  . the terms of the Acquisition are fair to you and the other Limited
    Partners; and

  . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and certain alternatives to the Acquisition and a review of the financial condition and performance of APF and your Income Fund and the terms of critical agreements, such as your Income Fund's partnership agreement.

   We also believe that the Acquisition is procedurally fair for several reasons. First, the Acquisition is required to be approved by Limited Partners holding greater than 50% of the outstanding Units of your Income Fund and is subject to certain conditions. Second, if your Income Fund is acquired all Limited Partners of your Income Fund who vote against the Acquisition will be given the option of receiving APF Shares or the Cash/Note Option.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others, our relief from certain ongoing liabilities with respect to the Income Fund if it is acquired by APF. For a further discussion of the conflicts of interest and potential benefits of the Acquisition to us, see "Conflicts of Interest" below.

Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners of your Income Fund and maximizes the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Fund. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the Cash/Notes Option, constitutes fair value. In addition, we compared the values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair and is the best way to maximize the return on your investment in light of the values of such consideration.

   2. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners of your Income Fund and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisal of your Income Fund's restaurant properties prepared by Valuation Associates and upon the fairness opinion provided by Legg Mason. A copy of the fairness opinion is attached hereto as Appendix A. We encourage you to read it. We attributed significant weight to the appraisal of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisal of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisal and of Legg Mason to provide the fairness opinion assisted us in the fulfillment of our fiduciary duties to your Income Fund and the Limited Partners, notwithstanding that each of Valuation Associates and Legg Mason received fees for its services and notwithstanding that Legg Mason has previously provided investment banking services to the Funds and to Commercial Net Lease Realty, Inc., a former affiliate of ours. See "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.

   On rendering its opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

  . the value or fairness of the cash and promissory notes option;

  . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Funds' portfolios or assets if liquidated in real estate markets;

  . the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited Partners; or

  . any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the Cash/Notes Option.

   3. Valuation of Alternatives. Based on the appraisal of the Income Fund's restaurant properties, we estimated the value of your Income Fund as an ongoing concern and if liquidated. On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of your Income Fund.

   4. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Fund to Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   5. Net Book Value of the Income Fund. We calculated the book value of your Income Fund under generally accepted accounting principles, or GAAP, as of September 30, 1998 per $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is not indicative of the true fair market value of your Income Fund. This figure was compared to the (i) value of the Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998, (ii) value of the Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and
(iii) estimated value of the APF Shares, based on the Exchange Value, paid to each Fund per average $10,000 invested.

                             Summary of Valuations
                       (per $10,000 original investment)

                                                                   Estimated
                                                                 Values of APF
                                                                   Shares per
                                                        Going   Average Original
                                 GAAP Book Liquidation Concern  Limited Partner
                                   Value    Value(1)   Value(1)  Investment(2)
                                 --------- ----------- -------- ----------------
CNL Income Fund VI, Ltd.........  $8,190     $9,727    $10,386      $10,429

--------
(1) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.
(2) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of your Income Fund, we each have an independent obligation to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners of your Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants (including the Limited Partners in other Funds). James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the

Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to your Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to your Income Fund and also on APF's Board of Directors.

Benefits to General Partners

   As a result of the Acquisition (assuming only your Income Fund is acquired), we are expected to receive certain benefits, including that we will be relieved from certain ongoing liabilities with respect to the Funds that are acquired by APF.

   With respect to our ownership in your Income Fund, we may be issued up to 37,724 APF Shares in accordance with the terms of your Income Fund's partnership agreement. The 37,724 APF Shares issued to us will have an estimated value, based on the Exchange Value, of approximately $377,240 thousand.

   James M. Seneff, Jr. and Robert A. Bourne (your individual general partners), will continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF and Mr. Bourne serving as Vice Chairman. Furthermore, they will be entitled to receive performance-based incentives, including stock options, under APF's 1999 Performance Incentive Plan or any other such plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Funds if the Acquisition does not occur.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the Acquisition to you.

Certain Tax Differences between the Ownership of Units and APF Shares

   Because your Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your Income Fund, regardless of whether any cash is distributed to you. If your Income Fund is acquired by APF, and you have voted "For" the Acquisition, you will receive APF Shares. If you have voted "Against" the Acquisition but your Income Fund is acquired by APF, you may elect the Cash/Notes Option, in which case you will receive cash and Notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Currently, as the owner of Units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Income Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than your Income Fund's tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by your Income Fund. As a result, APF's tax depreciation from the acquired restaurant properties will differ from your Income Fund's tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a larger portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see "--Taxation of APF" and "--Taxation of Stockholders--Taxable Domestic Stockholders" in the Prospectus/Consent Solicitation Statement.

Tax Consequences of the Acquisition

   In connection with the Acquisition and for federal income tax purposes, the assets (and any liabilities) of your Income Fund (if your Income Fund is acquired by APF) will be transferred to APF in return for APF Shares and/or cash and Notes. Your Income Fund will then immediately liquidate and distribute such property to you. The IRS requires that you recognize a share of the income or loss, subject to the limits described below, recognized by your Income Fund, including gain recognized as a result of the transfer of restaurant properties pursuant to the Acquisition. The estimated taxable gain and loss based on the Exchange Value, for an average $10,000 original Limited Partner investment in your Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                       Estimated Gain/(Loss)
                                                   per Average $10,000 Original
                                                   Limited Partner Investment(1)
                                                   -----------------------------
CNL Income Fund VI, Ltd...........................            $1,730

--------
(1) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

   Under section 351(a) of the Code, no gain or loss is recognized if (i) property is transferred to a corporation by one more individuals or entities in exchange for the stock of that corporation, and (ii) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman, APF's tax counsel, that, following the Acquisition, the Limited Partners of the Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least 80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect the Cash/Notes Option, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between (1) the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership and (2) the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or another Limited Partner in your Income Fund elect the Cash/Notes Option, your Income Fund will receive APF Shares, cash and Notes in exchange for your Income Fund's assets. Because the
principal portion of the Notes will not be due until     , 2006, the
acquisition of your Income Fund's assets, in part, in exchange for Notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the Notes is collected in the year of the Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to value of the APF Shares and cash received by your Income Fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price (without reduction for any selling expenses) for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, that are assumed or taken subject to by the Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares, cash and Notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset" (i.e., real property and depreciable assets used in a trade or business and held for more than one year). Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section 1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report his, her or its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive cash and Notes rather than APF Shares. Even though a Limited Partner's election of the Cash/Notes Option may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of your Income Fund's gain as determined under the partnership agreement of your Income Fund. Therefore, Limited Partners who elect the Cash/Notes Option may recognize gain in the year of the Acquisition despite the fact that they will receive only a small amount of cash and no publicly-traded instruments with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the Notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the Notes by the Limited Partners electing the Cash/Notes Option. See "--Tax Consequences of Liquidation and Termination of Your Fund" below.

   Tax Consequences of the Liquidation and Termination of Your Fund. If your Fund is acquired by APF, your Fund will be deemed to have liquidated and distributed APF Shares and/or cash and Notes, as the case may be, to you. The taxable year of your Income Fund will end at this time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition (including gain or loss resulting from the Acquisition described above). If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or cash and Notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of your Income Fund, determine to be pro rata based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive (determined on the closing date of the Acquisition) and your adjusted tax basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distribution of the APF Shares)). Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive cash and Notes in the Acquisition, you will recognize gain to the extent that the amount of cash you receive in the Acquisition exceeds your adjusted basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distributions of the cash and Notes)). Your basis in the Notes distributed to you will equal your adjusted basis in your Units, reduced (but not below zero) by the amount of any cash distributed to you and your holding period for the Notes for purposes of determining capital gain or loss from the disposition of the Notes will include your holding period for your Units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold Units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not an organization described in section 501(c)(7) (social clubs), section 501(c)(9) (voluntary employees' beneficiary associations), section 501(c)(17) (supplemental unemployment benefit trusts) or section 501(c)(20) (qualified group legal services plans) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Income Funds that are acquired by APF will equal the fair market value of the APF Shares plus the cash and the issue price of the Notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property may differ from the Income Fund's basis therein, and the restaurant properties may be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds following the Acquisition.

   For a discussion of the taxation of APF, see "Federal Income Tax Considerations--Taxation of APF" in the Prospectus/Consent Solicitation Statement.

     SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
        APF, FUNDS, ADVISOR AND CNL RESTAURANT FINANCIAL SERVICES GROUP
                      Nine Months Ended September 30, 1998

                                           Historical                                       Pro Forma
                       ---------------------------------------------------  ----------------------------------------------------
                                                                  CNL
                                                               Restaurant
                                     CNL Income                Financial
                                      Fund VI,                  Services      Combined    Pro Forma          Combined Pro
                           APF          Ltd.       Advisor       Group       Historical  Adjustments            Forma
                       ------------  ----------- ------------ ------------  ------------ ------------        ------------
Operating Data
 Revenues:
Rental and earned
 income............    $ 22,947,199  $ 2,131,665 $        --  $        --   $ 25,078,864 $  9,635,208 (a)
                                                                                               36,891 (b)    $ 34,750,963
Management fees....             --           --    21,405,127    5,122,366    26,527,493  (21,010,857)(c)
                                                                                           (2,875,906)(d)       2,640,730
Interest and other
 income............       6,117,911       92,998          751   18,463,647    24,675,307    1,526,547 (e)      26,201,854
                       ------------  ----------- ------------ ------------  ------------ ------------        ------------
   Total revenue...      29,065,110    2,224,663   21,405,878   23,586,013    76,281,664  (12,688,117)        63, 593,547
Expenses:
General and
 administrative....       1,539,004      165,170    6,701,115    6,704,482    15,109,771   (1,307,080)(f)
                                                                                           (1,415,100)(g)
                                                                                              (38,076)(h)      12,349,515
Advisory fees......       1,248,393          --           --     1,026,231     2,274,624   (2,274,624)(i)             --
State taxes........         397,569       10,392       15,226      220,180       643,367       51,687 (j)         695,054
Depreciation and
 amortization......       2,693,020      344,306      131,539    1,000,493     4,169,358    3,144,465 (k)(l)    7,313,823
Interest expense...             --           --       105,668   14,234,533    14,340,201      (68,670)(m)      14,271,531
Paid to
 affiliates........             --           --       256,456    1,569,202     1,825,658   (1,825,658)(n)             --
                       ------------  ----------- ------------ ------------  ------------ ------------        ------------
   Total expenses..       5,877,986      519,868    7,210,004   24,755,121    38,362,979   (3,733,056)        34,629, 923
                       ------------  ----------- ------------ ------------  ------------ ------------        ------------
Net earnings (loss)
 before equity in
 earnings of joint
 ventures/minority
 interests, gain
 (loss) on sale of
 properties, gain
 on securitization
 and provision
 (credit) for
 federal income
 taxes.............      23,187,124    1,704,795   14,195,874   (1,169,108)   37,918,685   (8,955,061)         28,963,624
                       ------------  ----------- ------------ ------------  ------------ ------------        ------------
Equity in earnings
 of joint
 ventures/minority
 interests.........         (23,271)     183,735          --        12,452       172,916          --              172,916
Gain (loss) on
 sales of
 properties........             --       345,122          --           --        345,122          --              345,122
Gain on
 securitization....             --           --           --     3,018,268     3,018,268          --            3,018,268
Provision (credit)
 for federal income
 taxes.............             --           --     5,607,415      708,666     6,316,081   (6,316,081)(o)             --
                       ------------  ----------- ------------ ------------  ------------ ------------        ------------
Net earnings.......    $ 23,163,853  $ 2,233,652 $  8,588,459 $  1,152,946  $ 35,138,910 $ (2,638,980)       $ 32,499,930
                       ============  =========== ============ ============  ============ ============        ============
Other Data:
Weighted average
 number of shares
 of common stock
 outstanding during
 period............      47,633,909          N/A          N/A          N/A           N/A          --           73,420,519(p)
Total properties
 owned at end of
 period............             357           41          N/A          N/A           N/A          --                  398
Funds from
 operations........    $ 26,408,569  $ 2,281,584          N/A          N/A           N/A          --         $ 37,053,806
Total cash
 distributions
 declared..........    $ 26,460,446  $ 2,362,500          N/A          N/A           N/A          --         $ 37,053,806
Cash distributions
 declared per
 $10,000
 investment........    $        572  $       675          N/A          N/A           N/A          --         $        505
                                           Historical                         Combined           Pro Forma
                                       September 30, 1998                    Historical     September 30, 1998
                       ---------------------------------------------------  ------------ --------------------------------
Balance Sheet Data
Real estate assets,
 net...............    $407,663,180  $22,617,955 $        --  $        --   $430,281,135 $  9,699,804 (q)
                                                                                           26,052,741 (r)    $466,033,680
Mortgages/notes
 receivable........      33,523,506          --  $        --   173,776,981   207,300,487      849,195 (r)     208,149,682
Accounts
 receivable, net...         575,104       31,765    7,544,985    7,342,103    15,493,957   (7,854,629)(s)       7,639,328
Investment in/due
 from joint
 ventures..........         631,374    4,848,127          --           --      5,479,501    1,822,278 (q)       7,301,779
Total assets.......     566,383,967   29,656,542    8,429,809  197,528,789   801,999,107   31,591,260         833,590,367
Total
 liabilities/minority
 interest..........      14,478,585      991,141    5,049,152  185,998,045   206,516,923  (10,845,493)(s)(t)  195,671,430
Total equity.......     551,905,382   28,665,401    3,380,657   11,530,744   595,482,184   42,436,753 (q)(t)  637,918,937

--------

(a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and 2) properties that were developed by APF from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

      Rental and earned income on Property Transactions by APF...... $9,635,208

(b) Represents $36,891 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1997.

(c) Represents the elimination of intercompany fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

      Origination fees........................................... $ (1,569,202)
      Secured equipment lease fee................................      (44,426)
      Advisory fees..............................................   (1,722,383)
      Reimbursement of administrative costs......................     (292,963)
      Acquisition fees...........................................  (15,392,193)
      Underwriting fees..........................................     (254,945)
      Administrative fees........................................     (148,491)
      Executive fee..............................................     (310,000)
      Guarantee fees.............................................      (93,750)
      Servicing fee..............................................   (1,014,117)
      Development fees...........................................     (166,876)
      Consulting fee.............................................       (1,511)
                                                                  ------------
          Total.................................................. $(21,010,857)
                                                                  ============

(d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

(e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

(f) Represents the elimination of intercompany expenses paid between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

      Reimbursement of administrative costs....................... $  (292,963)
      Servicing fee...............................................  (1,014,117)
                                                                   -----------
                                                                   $(1,307,080)
                                                                   ===========

(g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by APF were subject to capitalization during the entire period and 2) costs relating to properties not developed by APF were subject to capitalization up through the time that EITF 97-11 became effective.

      General and administrative costs............................ $(1,415,100)

(h) Represents savings of $38,076 in professional services and administrative expenses resulting from reporting on one combined company versus 22 separate entities.

(i) Represents the elimination of fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

      Advisory fees................................................ $(1,722,383)
      Administrative fees..........................................    (148,491)
      Executive fee................................................    (310,000)
      Guarantee fees...............................................     (93,750)
                                                                    -----------
                                                                    $(2,274,624)
                                                                    ===========

(j) Represents additional state taxes of $51,687 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the Income Fund had operated under a REIT structure.

(k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (q) from acquiring the Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

      Depreciation expense........................................... $1,579,096

(l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (q).

      Amortization of goodwill....................................... $1,565,369

(m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in footnote (4), II (d ) in the Notes to the Pro Forma Financial Statements attached to this Supplement.

      Interest expense............................................... $ (68,670)

(n) Represents the elimination of fees paid to affiliates for fees incurred between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

      Origination fees............................................. $(1,569,202)
      Underwriting fees............................................    (254,945)
      Consulting fee...............................................      (1,511)
                                                                    -----------
                                                                    $(1,825,658)
                                                                    ===========

(o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the acquisition. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

(p) APF Shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved the proposal to amend and restate APF's articles of incorporation to increase the number of authorized APF Shares.

(q) Represents the payment of $426,713 in cash and the issuance of 15,987,717 APF Shares in consideration for the purchase of the Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 using the Exchange Value of $10 per APF Share plus estimated transaction costs. The acquisitions of the Income Fund and the CNL Restaurant Financial Services Group have been accounted for under the purchase accounting method and goodwill was recognized to the extent that the estimated value of the consideration paid exceeded the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on APF's statement of earnings. APF will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by APF.

      Income Fund................................................. $ 37,303,878
      Advisor.....................................................   76,000,000
      CNL Restaurant Financial Services Group.....................   47,000,000
                                                                   ------------
          Total Purchase Price (cash and shares)..................  160,303,878
      Less cash paid to Income Fund...............................     (426,713)
                                                                   ------------
          Share consideration.....................................  159,877,165
      Transaction costs of the APF................................    8,933,000
                                                                   ------------
          Total costs incurred.................................... $168,810,165
                                                                   ============

  In addition, APF i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the Income Fund carrying value of land and building on operating leases by $8,126,954, net investment in direct financing leases by $1,572,850, investment in joint venture by $1,822,278, made downward adjustments to the carrying value of accrued rental income of $762,705, and made downward adjustments to other assets of $3,696,959 to adjust historical values to fair value,
  iii) recorded goodwill of $41,743,184 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $76,854,474 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $28,665,401 of the Income Fund, Advisor and CNL Restaurant Financial Services Group.

(r) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

(s) Represents the elimination by the Income Fund of $5,250 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by APF of $1,208,000 in related party payables recorded as receivables by the Advisor.

(t) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the acquisition of the CNL Restaurant Businesses since the acquisition agreements require that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the acquisition.

         SELECTED HISTORICAL FINANCIAL DATA OF CNL INCOME FUND VI, LTD.

   The following table sets forth certain financial information for the Income Fund, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of CNL Income Fund VI, Ltd." in this Supplement.

                             Nine Months Ended
                               September 30,            Year Ended December 31,
                          ----------------------- -----------------------------------
                             1998        1997        1997        1996        1995
                          ----------- ----------- ----------- ----------- -----------
Revenues (1)............  $ 2,408,398 $ 2,570,652 $ 3,456,406 $ 3,565,493 $ 3,438,286
Net income (2)..........    2,233,652   2,593,029   2,899,882   2,803,601   2,861,381
Cash distributions
 declared (3)...........    2,362,500   2,362,500   3,150,000   3,220,000   3,150,000
Net income per Unit (2).        31.62       36.74       41.06       39.65       40.47
Cash distributions
 declared per
 Unit (2)...............        33.75       33.75       45.00       46.00       45.00
Weighted average number
 of Limited Partner
 Units outstanding......       70,000      70,000      70,000      70,000      70,000

                               September 30,                 December 31,
                          ----------------------- -----------------------------------
                             1998        1997        1997        1996        1995
                          ----------- ----------- ----------- ----------- -----------
Total assets............  $29,656,542 $30,418,874 $29,993,069 $30,129,286 $30,442,314
Total partners' capital.   28,665,401  29,274,896  28,794,249  29,044,367  29,460,766

--------
(1) Revenues include equity in earnings of unconsolidated joint ventures and minority interest in income of the consolidated joint venture.
(2) Net income for the nine months ended September 30, 1998 and 1997 includes $345,122 and $626,804, respectively, from gain on sale of land and building. Net income for the nine months ended September 30, 1997 also includes $79,777 from loss on sale of land and building. Net income for the year ended December 31, 1997 and 1996, includes provision for loss on land and building of $263,186 and $77,023, respectively. In addition, net income for the years ended December 31, 1997, 1996 and 1995, includes $79,777, $1,706 and $7,370, respectively, from a loss on sale of land and buildings. Net income for the years ended December 31, 1997 and 1995, also includes $626,804 and $103,283, respectively, from gains on sale of land and buildings.
(3) Distributions for the year ended December 31, 1996, include a special distribution to the Limited Partners of $70,000, which represented cumulative excess operating reserves.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
             AND RESULTS OF OPERATIONS OF CNL INCOME FUND VI, LTD.

Introduction

   The Income Fund is a Florida limited partnership that was organized on August 17, 1988, to acquire for cash, either directly or through joint venture arrangements, both newly constructed and existing restaurant properties, as well as land upon which restaurants were to be constructed, which are leased primarily to operators of selected national and regional fast-food and family-style restaurant chains. The leases are triple-net leases, with the lessees generally responsible for all repairs and maintenance, property taxes, insurance and utilities. As of September 30, 1998, the Income Fund owned 41 restaurant properties, which included six restaurant properties owned by joint ventures in which the Income Fund is a co-venturer and five restaurant properties owned with affiliates as tenants-in-common.

Liquidity and Capital Resources

 Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997

   During the nine months ended September 30, 1998 and 1997, the Income Fund generated cash from operations (which includes cash received from tenants, distributions from joint ventures, and interest and other income received, less cash paid for expenses) of $2,445,813 and $2,375,171. The increase in cash from operations for the nine months ended September 30, 1998, is primarily a result of changes in the Income Fund's working capital.

   Other sources and uses of capital included the following items during the nine months ended September 30, 1998.

   In July 1997, the Income Fund entered into a new lease for the restaurant property in Greensburg, Indiana, with a new tenant to operate the restaurant property as an Arby's restaurant. In connection therewith, the Income Fund paid $125,000 during the nine months ended September 30, 1998, in renovation costs, which had been incurred and accrued as construction costs payable at December 31, 1997.

   In January 1998, the Income Fund used the net sales proceeds from the 1997 sale of several restaurant properties to acquire a restaurant property in Overland Park, Kansas, and a restaurant property in Memphis, Tennessee, as tenants-in-common with certain of our affiliates. In connection therewith, the Income Fund and the affiliates entered into separate agreements whereby each co-venturer will share in the profits and losses of each restaurant property in proportion to its applicable percentage interest. As of September 30, 1998, the Income Fund had contributed $558,064 and $694,806 to own a 34.74% and 46.2% interest, respectively, in the restaurant properties in Overland Park, Kansas, and Memphis, Tennessee, respectively.

   In January 1998, the Income Fund sold its restaurant property in Deland, Florida, to the tenant, for $1,250,000 and received net sales proceeds of $1,234,122, resulting in a gain of $345,122 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in October 1989 and had a cost of approximately $1,000,000, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $234,100 in excess of its original purchase price. In June 1998, the Income Fund reinvested $1,250,350 of the net sales proceeds in a restaurant property in Fort Myers, Florida, with one of our affiliates as tenants-in-common. We believe that the transaction, or a portion thereof, relating to the sale of the restaurant property in Deland, Florida, and the reinvestment of the net sales proceeds, will qualify as a like-kind exchange transaction for federal income tax purposes. However, the Income Fund will distribute amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any (at a level reasonably assumed by us), resulting from the sale.

   In February 1998, the Income Fund sold its restaurant property in Melbourne, Florida, for $590,000 and received net sales proceeds of $552,910. Due to the fact that during 1997, the Income Fund recorded an allowance for loss of $158,239 for this restaurant property, no gain or loss was recognized for financial reporting purposes in February 1998, relating to the sale. In April 1998, the Income Fund contributed a portion of the net sales proceeds in Melbourne Joint Venture, with one of our affiliates, to construct and hold one restaurant property. As of September 30, 1998, the Income Fund had contributed $314,011 to purchase land and pay construction costs relating to the property owned by the joint venture. The Income Fund has agreed to contribute approximately $212,300 in additional construction costs to the joint venture. The Income Fund expects to have a 50% interest in the profits and losses of the joint venture.

   In addition, in February 1998, the Income Fund sold its restaurant property in Liverpool, New York, for $157,500 and received net sales proceeds of $145,221. Due to the fact that in prior years the Income Fund recorded an allowance for loss of $181,970 for this restaurant property, no gain or loss was recognized for financial reporting purposes in February 1998, relating to the sale. The Income Fund intends to reinvest the net sales proceeds from the sale of this restaurant property in an additional restaurant property.

   In June 1998, the Income Fund sold its restaurant property in Bellevue, Nebraska, to a third party and received sales proceeds of $900,000. Due to the fact that during 1998 the Income Fund wrote off $155,528 in accrued rental income, representing a portion of the accrued rental income that the Income Fund had recognized since the inception of the lease relating to the straight-lining of future scheduled rent increases in accordance with generally accepted accounting principles, no gain or loss was recorded for financial reporting purposes in June 1998 relating to this sale. This restaurant property was originally acquired by the Income Fund in December 1989 and had a cost of approximately $899,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $500 in excess of its original purchase price. In September 1998, the Income Fund contributed $898,094 of the net sales proceeds in Warren Joint Venture. The Income Fund has an approximate 64% interest in the profits and losses of Warren Joint Venture and the remaining interest in this joint venture is held by one of our affiliates.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term, highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to the partners. At September 30, 1998, the Income Fund had $1,353,864 invested in such short-term investments as compared to $1,614,759 at December 31, 1997. The decrease in cash and cash equivalents during the nine months ended September 30, 1998, is primarily attributable to the payment of construction costs accrued at December 31, 1997, relating to the Income Fund's restaurant property located in Greensburg, Indiana, as described above. The funds remaining at September 30, 1998, after payment of distributions and other liabilities, will be used to meet the Income Fund's working capital and other needs and to acquire additional restaurant properties.

   Total liabilities of the Income Fund, including distributions payable, decreased to $847,595 at September 30, 1998, from $1,054,345 at December 31, 1997, primarily as the result of a decrease in construction costs payable as a result of the payment during the nine months ended September 30, 1998 of construction costs accrued at December 31, 1997, relating to the Income Fund's restaurant property in Greensburg, Indiana, as described above. The decrease in liabilities was also partially due to a decrease in rents paid in advance and amounts due to related parties at September 30, 1998, as compared to December 31, 1997. We believe the Income Fund has sufficient cash on hand to meet the Income Fund's current working capital needs.

   Based on cash from operations, the Income Fund declared distributions to the Limited Partners of $2,362,500 for each of the nine months ended September 30, 1998 and 1997 ($787,500 for each of the quarters ended September 30, 1998 and 1997). This represents distributions for each applicable nine months of $33.75 per unit ($11.25 per unit for each of the quarters ended September 30, 1998 and 1997). No distributions were made to us for the quarters and nine months ended September 30, 1998 and 1997. No amounts distributed to the Limited Partners for the nine months ended September 30, 1998 and 1997, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available to the Limited Partners on a quarterly basis.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   We have the right, but not the obligation, to make additional capital contributions if we deem it appropriate in connection with the operations of the Income Fund.

 The Years Ended December 31, 1997, 1996 and 1995

   The Income Fund's primary source of capital for the years ended December 31, 1997, 1996 and 1995, was cash from operations (which includes cash received from tenants, distributions from joint ventures and interest received, less cash paid for expenses). Cash from operations was $3,156,041, $3,310,762 and $3,222,430 for the years ended December 31, 1997, 1996 and 1995, respectively. The decrease in cash from operations during 1997, as compared to 1996, and the increase during 1996, as compared to 1995, are primarily a result of changes in income and expenses as discussed in "Results of Operations" below and changes in the Income Fund's working capital during each of the respective years.

   Other sources and uses of capital included the following items during the years ended December 31, 1997, 1996 and 1995.

   In June 1995, the Income Fund sold its restaurant property in Little Canada, Minnesota, for $904,000 and received net sales proceeds of $899,503, resulting in a gain of $103,283 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in October 1989 and had a cost of approximately $823,900, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $75,600 in excess of its original purchase price. In August 1995, the Income Fund reinvested $724,612 in a restaurant property in Broken Arrow, Oklahoma. In addition, in August 1995, the Income Fund sold a small parcel of vacant land adjacent to its restaurant property in Orlando, Florida, for $7,500, resulting in a loss of $7,370 for financial reporting purposes. In connection therewith, the Income Fund accepted a promissory note for $6,000. The promissory note was collateralized by a mortgage on the restaurant property, bore interest at a rate of nine percent per annum and was scheduled to be collected in six monthly installments of $1,026, with collections commencing September 1995. Receivables include $3,056 from the note at December 31, 1995. The receivable was collected in full during 1996.

   In January 1996, the Income Fund reinvested the remaining net sales proceeds from the 1995 sale of the restaurant property in Little Canada, Minnesota, in a Golden Corral restaurant property located in Clinton, North Carolina, with certain of our affiliates of as tenants-in-common. In connection therewith, the Income Fund and its affiliates entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to its applicable percentage interest. As of December 31, 1997, the Income Fund owned a 17.93% interest in this restaurant property.

   In March 1996, the Income Fund entered into an agreement with the tenant of the restaurant properties in Chester, Pennsylvania, and Orlando, Florida, for payment of certain rental payment deferrals the Income Fund had granted to the tenant through March 31, 1996. Under the agreement, the Income Fund agreed to abate approximately $42,700 of the rental payment deferral amounts. The tenant made payments of approximately $18,600 in each of April 1996 and March 1997 in accordance with the terms of the agreement, and has agreed to pay the Income Fund the remaining balance due of approximately $90,900 in six remaining annual installments through 2002.

   In December 1996, the Income Fund sold its restaurant property in Dallas, Texas, to an unrelated third party for $1,016,000 and received net sales proceeds of $982,980. This restaurant property was originally acquired by the Income Fund in June 1994 and had a cost of approximately $980,900, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $2,100 in excess of its original purchase price. Due to the fact that the Income Fund had recognized accrued rental income since the inception of the lease relating to the straight-lining of future scheduled rent increases in accordance with generally accepted accounting principles, the Income Fund wrote off the cumulative balance of such accrued rental income at the time of the sale of this restaurant property, resulting in a loss on land and building of $1,706 for financial reporting purposes. Due to the fact that the straight-lining of future rent increases over the term of the lease is a non-cash accounting adjustment, the write-off of these amounts is a loss for financial statement purposes only. As of December 31, 1996, the net sales proceeds of $977,017, plus accrued interest of $739, were being held in an interest bearing escrow account pending the release of funds by the escrow agent to acquire an additional restaurant property. In February 1997, the Income Fund reinvested the net sales proceeds, along with additional funds, in a Bertucci's restaurant property located in Marietta, Georgia, for a total cost of approximately $1,112,600. We believe that the transaction, or a portion thereof, relating to the sale of the restaurant property in Dallas, Texas and the reinvestment of the net sales proceeds qualified as a like-kind exchange transaction for federal income tax purposes. However, the Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any (at a level reasonably assumed by us), resulting from the sale.

   In January 1997, Show Low Joint Venture, in which the Income Fund owns a 36% interest, sold the restaurant property to the tenant for $970,000, resulting in a gain to the joint venture of approximately $360,000 for financial reporting purposes. The restaurant property was originally contributed to Show Low Joint Venture in July 1990 and had a total cost of approximately $663,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the joint venture sold the restaurant property for approximately $306,500 in excess of its original purchase price. In June 1997, Show Low Joint Venture reinvested $782,413 of the net sales proceeds in a restaurant property in Greensboro, North Carolina. As of December 31, 1997, the Income Fund had received approximately $70,000 representing a return of capital for its pro-rata share of the uninvested net sales proceeds.

   In July 1997, the Income Fund sold the restaurant property in Whitehall, Michigan, to an unrelated third party, for $665,000 and received net sales proceeds (net of $2,981 which represents amounts due to the former tenant for prorated rent) of $626,907, resulting in a loss of $79,777 for financial reporting purposes, as described below in "Results of Operations." The net sales proceeds were reinvested in a restaurant property in Overland Park, Kansas, with certain of our affiliates as tenants-in-common, in January 1998 as described above.

   In addition, in July 1997, the Income Fund sold its restaurant property in Naples, Florida, to an unrelated third party, for $1,530,000 and received net sales proceeds (net of $9,945 which represents amounts due to the former tenant for prorated rent) of $1,477,780, resulting in a gain of $186,550 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in December 1989 and had a cost of approximately $1,083,900, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $403,800 in excess of its original purchase price. In December 1997, the Income Fund reinvested the net sales proceeds in an IHOP restaurant property in Elgin, Illinois, for a total cost of approximately $1,484,100. We believe that the transaction, or a portion thereof, relating to the sale of the restaurant property in Naples, Florida, and the reinvestment of the net sales proceeds qualified as a like-kind exchange transaction for federal income tax purposes. However, the Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any (at a level reasonably assumed by us), resulting from the sale.

   In addition, in July 1997, the Income Fund sold its restaurant property in Plattsmouth, Nebraska, to the tenant, for $700,000 and received net sales proceeds (net of escrow fees of $1,750) of $697,650, resulting in a gain of $156,401 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in January 1990 and had a cost of approximately $561,000, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $138,400 in excess of its original purchase price. As described above, in January 1998, the Income Fund reinvested the net sales proceeds in an IHOP restaurant property in Memphis, Tennessee, with certain of our affiliates as tenants-in-common. We believe that the transaction, or a portion thereof, relating to the sale of the restaurant property in Plattsmouth, Nebraska, and the reinvestment of the net sales proceeds qualified as a like-kind exchange transaction for federal income tax purposes. However, the Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any (at a level reasonably assumed by us), resulting from the sale.

   In June 1997, the Income Fund terminated the lease with the tenant of the restaurant property in Greensburg, Indiana. In connection therewith, the Income Fund accepted a promissory note from this former tenant for $13,077 for amounts relating to past due real estate taxes the Income Fund had incurred as a result of the former tenant's financial difficulties. The promissory note, which is uncollateralized, bears interest at a rate of 10% per annum, and is being collected in 36 monthly installments. Receivables at December 31, 1997, included $13,631 of such amounts, including accrued interest of $554. As described above, in July 1997, the Income Fund entered into a new lease for the restaurant property in Greensburg, Indiana, with a new tenant to operate the restaurant property as an Arby's restaurant. In connection therewith, the Income Fund agreed to fund $125,000 in renovation costs. The renovations were completed in October 1997, at which time rent commenced.

   In September 1997, the Income Fund sold its restaurant property in Venice, Florida, to an unrelated third party, for $1,245,000 and received net sales proceeds (net of $5,048 which represents amounts due to the former tenant for prorated rent) of $1,201,648, resulting in a gain of $283,853 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in August 1989 and had a cost of approximately $1,032,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $174,300 in excess of its original purchase price. In December 1997, the Income Fund reinvested the net sales proceeds in an IHOP restaurant property in Manassas, Virginia, for a total cost of approximately $1,126,800. We believe that the transaction, or a portion thereof, relating to the sale of the restaurant property in Venice, Florida, and the reinvestment of the net sales proceeds qualified as a like-kind exchange transaction for federal income tax purposes. However, the Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes if any (at a level reasonably assumed by us), resulting from the sale.

   In October 1997, the Income Fund and an affiliate, as tenants-in-common, sold the restaurant property in Yuma, Arizona, in which the Income Fund owned a 51.67% interest, for a total sales price of $1,010,000 and received net sales proceeds of $982,025, resulting in a gain, to the tenancy-in-common, of approximately $128,400 for financial reporting purposes. The restaurant property was originally acquired in July 1994 and had a total cost of approximately $861,700, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the restaurant property was sold for approximately $120,300 in excess of its original purchase price. The Income Fund received approximately $455,000, representing a return of capital for its pro-rata share of the net sales proceeds. In December 1997, the Income Fund reinvested the amounts received as a return of capital from the sale of the Yuma, Arizona restaurant property, in a restaurant property in Vancouver, Washington, as tenants-in-common with certain of our affiliates. We believe that the transaction, or a portion thereof, relating to the sale of the restaurant property in Yuma, Arizona and the reinvestment of the net sales proceeds will qualify as a like-kind exchange transaction for federal income tax purposes. However, the Income Fund will distribute amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any (at a level reasonably assumed by us), resulting from the sale.

   None of the restaurant properties owned by the Income Fund or the joint ventures in which the Income Fund owns an interest is or may be encumbered. Under its partnership agreement, the Income Fund is prohibited from borrowing for any purpose; provided, however, that we or our affiliates are entitled to reimbursement, at cost, for actual expenses incurred by us or our affiliates on behalf of the Income Fund. Certain of our affiliates from time to time incur certain operating expenses on behalf of the Income Fund for which the Income Fund reimburses the affiliates without interest.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term, highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to the partners. At December 31, 1997, the Income Fund had

$1,614,759 invested in such short-term investments as compared to $1,127,930 at December 31, 1996. The increase in cash and cash equivalents during 1997, is primarily due to the receipt of $626,907 in net sales proceeds form the sale of the restaurant property in Whitehall, Michigan in July 1997. This increase is partially offset by a decrease in cash and cash equivalents due to the Income Fund investing approximately $134,900 in a Bertucci's restaurant property, as described above.

   During 1997, 1996 and 1995, certain of our affiliates, incurred on behalf of the Income Fund $82,503, $96,112 and $95,898, respectively, for certain operating expenses. As of December 31, 1997 and 1996, the Income Fund owed $32,019 and $2,633, respectively, to affiliates for such amounts and accounting and administrative services. As of February 28, 1998, the Income Fund had reimbursed the affiliates all such amounts. Other liabilities of the Income Fund, including distributions payable, increased to $1,022,326 at December 31, 1997, from $917,704 at December 31, 1996. The increase in other liabilities is partially attributable to the Income Fund accruing renovation costs for the restaurant property in Greensburg, Indiana, in connection with the new lease entered into in July 1997, as described above. In addition, the increase in other liabilities for 1997 was due to an increase in accrued and escrowed real estate taxes payable due to the Income Fund accruing current real estate taxes relating to its restaurant property in Melbourne, Florida, due to the fact that the tenant vacated the restaurant property in October 1997. Other liabilities also increased due to an increase in rents paid in advance. The increase in other liabilities is partially offset by a decrease in distributions payable as a result of the Income Fund accruing a special distribution payable to the Limited Partners of $70,000 at December 31, 1996, which was paid in January 1997 from excess operating reserves.

   Based on cash from operations, and cumulative excess operating reserves for the year ended December 31, 1996, the Income Fund declared distributions to the Limited Partners of $3,150,000, $3,220,000 and $3,150,000 for the years ended December 31, 1997, 1996 and 1995, respectively. This represents distributions of $45, $46 and $45 per Unit for the years ended December 31, 1997, 1996 and 1995, respectively. No amounts distributed to the Limited Partners for the years ended December 31, 1997, 1996 and 1995, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions.

   We believe that the restaurant properties are adequately covered by insurance. In addition, we have obtained contingent liability and property coverage for the Income Fund. This insurance is intended to reduce the Income Fund's exposure in the unlikely event a tenant's insurance policy lapses or is insufficient to cover a claim relating to the restaurant property.

   Due to low operating expenses and ongoing cash flow, we do not believe that working capital reserves are necessary at this time. In addition, because the leases of the Income Fund's restaurant properties are on a triple-net basis, it is not anticipated that a permanent reserve for maintenance and repairs will be established at this time. To the extent, however, that the Income Fund has insufficient funds for such purposes, we will contribute to the Income Fund an aggregate amount of up to one percent of the offering proceeds for maintenance and repairs.

Results of Operations

 Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997

   During the nine months ended September 30, 1997, the Income Fund and its consolidated joint venture, Caro Joint Venture, owned and leased 38 wholly-owned restaurant properties (including four restaurant properties which were sold in 1997), and during the nine months ended September 30, 1998, the Income Fund and Caro Joint Venture owned and leased 35 wholly-owned restaurant properties (including four restaurant properties which were sold in 1998) to operators of fast-food and family-style restaurant chains. In connection therewith, the Income Fund and Caro Joint Venture earned $2,092,304 and $2,259,488 during the nine months ended September 30, 1998 and 1997, respectively, in rental income from operating leases (net of adjustments to accrued rental income) and earned income from direct financing leases from these restaurant properties, $708,045 and $701,591 of which was earned during the quarters ended September 30, 1998 and 1997, respectively. The decrease in rental and earned income for the nine months ended September 30, 1998 was partially due to a decrease in rental and earned income as a result of the sales of four restaurant properties during 1997 and the sales of four restaurant properties during 1998. During the nine months ended September 30, 1998, the decrease in rental income was partially offset by an increase in rental income, due to the reinvestment of the net sales proceeds from the 1996 sale of the restaurant property in Dallas, Texas, in a restaurant property in Marietta, Georgia, in February 1997 and the reinvestment of the net sales proceeds from the 1997 sales of two restaurant properties in two additional restaurant properties, one in each of Elgin, Illinois and Manassas, Virginia, in 1997.

   The decrease in rental and earned income for the nine months ended September 30, 1998 was partially offset by an increase in rental income due to the fact that during the nine months ended September 30, 1997, the Income Fund increased its allowance for doubtful accounts for the restaurant property located in Greensburg, Indiana, due to financial difficulties the tenant was experiencing. No such allowance was recorded during the nine months ended September 30, 1998, due to the fact that in October 1997 a new tenant began operating this restaurant property for which rent commenced in October 1997. In addition, the decrease in rental and earned income for the nine months ended September 30, 1998 was partially offset by the fact that during the nine months ended September 30, 1998, the Income Fund's consolidated joint venture collected and recognized as income past due rental amounts for which the Income Fund had previously established an allowance for doubtful accounts.

   For the nine months ended September 30, 1997, the Income Fund owned and leased four restaurant properties indirectly through joint venture arrangements (including one restaurant property in Show Low Joint Venture, which was sold in January 1997) and two restaurant properties as tenants-in-common with one of our affiliates. For the nine months ended September 30, 1998, the Income Fund owned and leased five restaurant properties indirectly through joint venture arrangements and five restaurant properties as tenants-in-common with certain of our affiliates. In connection therewith, during the nine months ended September 30, 1998 and 1997, the Income Fund earned $212,408 and $194,079, respectively, attributable to net income earned by these joint ventures, $94,509 and $24,723 of which was earned for the quarters ended September 30, 1998 and 1997, respectively. The increase in net income earned by joint ventures during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, is primarily due to the fact that in 1998, the Income Fund reinvested the net sales proceeds it received from the 1997 and 1998 sales of the restaurant properties in Whitehall, Michigan; Plattsmouth, Nebraska and Deland, Florida, in additional restaurant properties in Overland Park, Kansas; Memphis, Tennessee and Fort Myers, Florida, with certain of our affiliates as tenants-in-common. The increase in net income earned by joint ventures during the nine months ended September 30, 1998, as compared to the nine months ended September 30, 1997, is partially offset by the fact that in January 1997, Show Low Joint Venture, in which the Income Fund owns a 36% interest, recognized a gain of approximately $360,000 for financial reporting purposes as a result of the sale of its restaurant property. Show Low Joint Venture reinvested the majority of the net sales proceeds in a replacement restaurant property in June 1997.

   During at least one of the nine months ended September 30, 1998 and 1997, four of the Income Fund's lessees, Golden Corral Corporation, Restaurant Management Services, Inc., Mid-America Corporation and IHOP Restaurant Properties, Inc., each contributed more than 10% of the Income Fund's total rental income (including rental income from the Income Fund's consolidated joint venture and the Income Fund's share of the rental income from restaurant properties owned by unconsolidated joint ventures in which the Income Fund is a co-venturer and restaurant properties owned with affiliates as tenants-in-common). As of September 30, 1998, Golden Corral Corporation and IHOP Restaurant Properties Inc., were each lessees under leases relating to five restaurants, Restaurant Management Services, Inc. was the lessee under leases relating to seven restaurants and Mid-America Corporation was the lessee under leases relating to four restaurants. It is anticipated that, based on the minimum annual rental payments required by the leases, these four lessees each will continue to contribute more than 10% of the Income Fund's total rental income during the remainder of 1998 and subsequent years. In addition, three restaurant chains, Golden Corral Family Steakhouse Restaurants, IHOP and Burger King, each accounted for more than 10% of the Income Fund's total rental income during at least one of the nine months ended September 30, 1998 and 1997 (including the Income Fund's consolidated joint venture and the Income Fund's share of the rental income from the restaurant properties owned by unconsolidated joint ventures in which the Income Fund is a co-venturer and restaurant properties owned with affiliates as tenants-in-common). During the remainder of 1998 and in subsequent years, it is anticipated that these three restaurant chains each will continue to account for more than 10% of the Income Fund's total rental income to which the Income Fund is entitled under the terms of the leases. Any failure of these lessees or restaurant chains could materially affect the Income Fund's income.

   Operating expenses, including depreciation and amortization expense, were $519,868 and $524,650 for the nine months ended September 30, 1998 and 1997, respectively, $163,736 and $166,380 of which were incurred for the quarters ended September 30, 1998 and 1997.

   As a result of the sale of the restaurant property in Deland, Florida, as described above in "Liquidity and Capital Resources," the Income Fund recognized a gain of $345,122 during the nine months ended September 30, 1998, for financial reporting purposes. As a result of the sales of the restaurant properties in Naples, Florida; Plattsmouth, Nebraska, and Venice, Florida, the Income Fund recognized a gain of $626,804 during the quarter and nine months ended September 30, 1997, for financial reporting purposes. The gain for the nine months ended September 30, 1997, was partially offset by a loss of $79,777 for financial reporting purposes, resulting from the July 1997 sale of the restaurant property in Whitehall, Michigan.

 The Years Ended December 31, 1997, 1996 and 1995

   During 1995, the Income Fund owned and leased 38 wholly-owned restaurant properties (including one restaurant property in Little Canada, Minnesota, which was sold in June 1995), during 1996, the Income Fund owned and leased 37 wholly-owned restaurant properties (including one restaurant property in Dallas, Texas, which was sold in December 1996), and during 1997, the Income Fund owned and leased 39 wholly-owned restaurant properties (including three restaurant properties, one in each of Naples, Florida; Plattsmouth, Nebraska and Whitehall, Michigan, which were sold in July 1997 and one restaurant property in Venice, Florida, which was sold in September 1997). In addition, during 1995 and 1996, the Income Fund was a co-venturer in four separate joint ventures that each owned and leased one restaurant property, and during 1997, the Income Fund was a co-venturer in four separate joint ventures that owned and leased a total of five restaurant properties (including one restaurant property in Show Low, Arizona, which was sold in January, 1997). During 1995, the Income Fund owned and leased one restaurant property with an affiliate as tenants-in-common, during 1996, the Income Fund owned and leased two properties with affiliates as tenants-in-common and during 1997, the Income Fund owned and leased four restaurant properties with affiliates as tenants-in-common (including one restaurant property in Yuma, Arizona, which was sold in October, 1997). As of December 31, 1997, the Income Fund owned, either directly, as tenants-in-common with affiliates, or through joint venture arrangements, 41 restaurant properties which are subject to long-term, triple-net leases. The leases of the restaurant properties provide for minimum base annual rental amounts (payable in monthly installments) ranging from approximately $38,100 to $185,700. Generally, the leases provide for percentage rent based on sales in excess of a specified amount. In addition, some of the leases provide that, commencing in the fourth to sixth lease year, the percentage rent will be an amount equal to the greater of the percentage rent calculated under the lease formula or a specified percentage (ranging from one to five percent) of the purchase price or gross sales.

   During the years ended December 31, 1997, 1996 and 1995, the Income Fund and its consolidated joint venture, Caro Joint Venture, earned $2,897,402, $3,333,665 and $3,207,860, respectively, in rental income from operating leases and earned income from direct financing leases. The decrease in rental and earned income during the year ended December 31, 1997, as compared to 1996, was partially attributable to a decrease of approximately $159,400 during 1997, as a result of the sales during 1997 of the restaurant properties in

Whitehall, Michigan; Naples, Florida; Plattsmouth, Nebraska and Venice, Florida. The decrease in rental and earned income during 1997, as compared to 1996, was partially attributable to, and the increase in rental and earned income during 1996, as compared to 1995, was partially offset by, a decrease of $103,100 and $6,800, respectively, of rental and earned income from the sale of the restaurant property in Dallas, Texas in December 1996. The decrease in rental income during 1997 was partially offset by an increase of approximately $109,400 due to the reinvestment of the net sales proceeds from the 1996 sale of the restaurant property in Dallas, Texas, in a restaurant property in Marietta, Georgia, in February 1997. The decrease in rental and earned income during 1997 was partially offset by an increase of approximately $1,600 in rental and earned income due to the fact that the Income Fund reinvested the net sales proceeds from the sales of the restaurant properties in Naples and Venice, Florida in two IHOP restaurant properties in Elgin, Illinois and Manassas, Virginia in December 1997.

   The decrease in rental income during 1997, as compared to 1996, is also attributable to the fact that during 1997 the Income Fund's consolidated joint venture established an allowance for doubtful accounts for rental amounts unpaid by the tenant of the restaurant property in Caro, Michigan totaling approximately $84,500 due to financial difficulties the tenant is experiencing. No such allowance was established during 1996. The Income Fund's consolidated joint venture will continue to pursue collection of past due rental amounts relating to this restaurant property and will recognize such amounts as income if collected.

   In addition, the decrease in rental and earned income during 1997, as compared to 1996, is partially attributable to the Income Fund increasing its allowance for doubtful accounts during 1997 by approximately $40,500 for rental amounts relating to the Hardee's restaurant property located in Greensburg, Indiana, due to financial difficulties the tenant was experiencing. Rental and earned income also decreased by approximately $43,700 during 1997 due to the fact that the Income Fund terminated the lease with the former tenant of the restaurant property in Greensburg, Indiana, in June 1997, as described above in "Liquidity and Capital Resources." We have agreed that they will cease collection efforts on past due rental amounts once the former tenant of this restaurant property pays all amounts due under the promissory note for past due real estate taxes described above in "Liquidity and Capital Resources." The decrease in rental and earned income was slightly offset by an increase of $14,200 in rental income from the new tenant of this restaurant property who began operating the restaurant property after it was renovated into an Arby's restaurant property.

   In addition, rental and earned income decreased during 1997, as a result of the Income Fund establishing an allowance for doubtful accounts during 1997 totaling approximately $107,100 for rental amounts relating to the restaurant property located in Melbourne, Florida, due to the fact that the tenant vacated the restaurant property in October 1997. The Income Fund will continue to pursue collection of past due rental amounts relating to this restaurant property and will recognize such amounts as income if collected. The Income Fund sold this restaurant property in February 1998, as described above in "Liquidity and Capital Resources."

   In addition, rental and earned income decreased by approximately $35,300 during 1997, as a result of the fact that in December 1996, the tenant ceased operations and vacated the restaurant property in Liverpool, New York. The Income Fund sold this restaurant property in February 1998, as described above in "Liquidity and Capital Resources."

   The decrease in rental and earned income during 1997, as compared to 1996, was offset by, and the increase in rental and earned income for 1996, was partially attributable to, the fact that the Income Fund collected and recorded as income approximately $18,600 and $5,300, respectively, in rental payment deferrals for the two restaurant properties leased by the same tenant in Chester, Pennsylvania, and Orlando, Florida. Previously, the Income Fund had established an allowance for doubtful accounts for these amounts. These amounts were collected in accordance with the agreement entered into in March 1996, with the tenant to collect the remaining balance of the rental payment deferral amounts as discussed above in "Liquidity and Capital Resources." The increase in rental and earned income during 1996, as compared to 1995, was partially attributable to the fact that during the year ended December 31, 1995, the Income Fund established an allowance for doubtful accounts of approximately $52,900, for rental payment deferral amounts relating to these restaurant properties deemed uncollectible. No such allowance was established during the year ended December 31, 1996 or 1997.

   Rental and earned income increased during 1996, as compared to 1995, by approximately $43,700 due to the acquisition of a restaurant property located in Broken Arrow, Oklahoma, in August 1995 with the net sales proceeds from the sale of the restaurant property in Little Canada, Minnesota, in June 1995. The increase in rental income was partially offset by a decrease of approximately $6,800 during the year ended December 31, 1996, due to the sale of the restaurant property in Little Canada, Minnesota, in June 1995.

   In addition, the increase in rental income during 1996, as compared to 1995, was partially attributable to an increase of approximately $35,300 during 1996, due to the fact that in April 1995, the Income Fund entered into a new lease for the restaurant property in Hermitage, Tennessee, for which rent commenced in June 1995.

   For the years ended December 31, 1997, 1996 and 1995, the Income Fund also earned $147,434, $110,073 and $115,946, respectively, in contingent rental income. The increase in contingent rental income during 1997 is primarily attributable to increases in gross sales relating to certain restaurant properties. The decrease in contingent rental income for 1996, as compared to 1995, is primarily attributable to the decreases in gross sales relating to certain restaurant properties.

   In addition, for the years ended December 31, 1997, 1996 and 1995, the Income Fund earned $280,331, $97,381 and $83,483, respectively, attributable to net income earned by joint ventures in which the Income Fund is a co-venturer. The increase in net income earned by joint ventures in 1997, as compared to 1996, is primarily attributable to the fact that in January 1997, Show Low Joint Venture, in which the Income Fund owns a 36% interest, recognized a gain of approximately $360,000 for financial reporting purposes, as a result of the sale of its restaurant property in January 1997, as described above in "Liquidity and Capital Resources." Show Low Joint Venture reinvested the majority of the net sales proceeds in a replacement restaurant property in June 1997. In addition, in October 1997, the Income Fund and an affiliate, as tenants-in-common, sold the restaurant property in Yuma, Arizona, and recognized a gain of approximately $128,400 for financial reporting purposes, as described above in "Liquidity and Capital Resources." The Income Fund owned a 51.67% interest in the restaurant property in Yuma, Arizona, held as tenants-in-common with an affiliate. The Income Fund reinvested its portion of the net sales proceeds in a restaurant property in Vancouver, Washington, in December 1997, as described above in "Liquidity and Capital Resources." The increase in net income earned by these joint ventures during 1996, as compared to 1995, is primarily attributable to the fact that in January 1996, the Income Fund acquired an interest in a Golden Corral restaurant property in Clinton, North Carolina, with affiliates as tenants-in-common, as described above in "Liquidity and Capital Resources."

   During the years ended December 31, 1997, 1996 and 1995, three of the Income Fund's lessees, Golden Corral Corporation, Restaurant Management Services, Inc. and Mid-America Corporation, each contributed more than 10% of the Income Fund's total rental income (including rental income from the Income Fund's consolidated joint venture and the Income Fund's share of the rental income from the three restaurant properties owned by unconsolidated joint ventures in which the Income Fund is a co-venturer and two restaurant properties owned with affiliates as tenants-in-common). As of December 31, 1997, Golden Corral Corporation was the lessee under leases relating to five restaurants, Restaurant Management Services, Inc. was the lessee under leases relating to seven restaurants and Mid-America Corporation was the lessee under leases relating to four restaurants. It is anticipated that, based on the minimum annual rental payments required by the leases, these three lessees each will continue to contribute more than 10% of the Income Fund's total rental income during 1998 and subsequent years. In addition, three restaurant chains, Golden Corral, Hardee's and Burger King, and in 1997, an additional restaurant chain, Denny's, each accounted for more than 10% of the Income Fund's total rental income in 1997, 1996 and 1995 (including the Income Fund's consolidated joint venture and the Income Fund's share of the rental income from the three restaurant properties owned by unconsolidated joint ventures in which the Income Fund is a co-venturer and two restaurant properties owned with affiliates as tenants-in-common). In subsequent years, it is anticipated that these four restaurant chains each will continue to account for more than 10% of the Income Fund's total rental income to which the Income Fund is entitled under the terms of the leases. Any failure of these lessees or restaurant chains could materially affect the Income Fund's income.

   For the years ended 1997, 1996 and 1995, the Income Fund also earned $119,961, $49,056 and $51,130, respectively, in interest and other income. The increase in interest and other income during the year ended December 31, 1997, was primarily attributable to interest earned on the net sales proceeds received and held in escrow relating to the sales of the restaurant properties in Dallas, Texas; Naples, Florida; Plattsmouth, Nebraska and Venice, Florida.

   Operating expenses, including depreciation and amortization expense, were $840,365, $683,163 and $672,818 for the years ended December 31, 1997, 1996 and
1995, respectively. The increase in operating expenses during 1997, as compared to 1996, is partially due to the fact that the Income Fund recorded approximately $122,400 in bad debt expense and approximately $19,400 in real estate tax expense for the restaurant property located in Melbourne, Florida, due to the fact that the tenant vacated the restaurant property in October 1997. The Income Fund sold this restaurant property in February 1998, as described above in "Liquidity and Capital Resources." In addition, the Income Fund's consolidated joint venture, Caro Joint Venture, recorded bad debt expense and real estate tax expense of approximately $26,200 relating to the restaurant property located in Caro, Michigan, representing past due rental and other amounts. The joint venture partners intend to continue to pursue the collection of such amounts relating to the restaurant property in Caro, Michigan. The increase in operating expenses during 1996, as compared to 1995, was partially a result of an increase in accounting and administrative expenses associated with operating the Income Fund and its restaurant properties and an increase in insurance expense as a result of our obtaining contingent liability and restaurant property coverage for the Income Fund beginning in May 1995.

   The increase in operating expenses during 1997 was partially offset by the decrease in depreciation expense which resulted from the sale of the restaurant property in Dallas, Texas in December 1996, the sale of the restaurant property in Whitehall, Michigan, in July 1997, and the sale of the restaurant property in Venice, Florida, in September 1997. The decrease in depreciation expense was partially offset by an increase in depreciation expense attributable to the purchase of the restaurant property in Marietta, Georgia, in February 1997.

   As a result of the sales of the restaurant properties in Naples, Florida; Plattsmouth, Nebraska and Venice, Florida, as described above in "Liquidity and Capital Resources," the Income Fund recognized a gain of $626,804 during 1997 for financial reporting purposes. The gain for 1997 was partially offset by a loss of $79,777 for financial reporting purposes, resulting from the July 1997 sale of the restaurant property in Whitehall, Michigan, as described above in "Liquidity and Capital Resources."

   As a result of the sale of the restaurant property in Dallas, Texas, in December 1996, the Income Fund recognized a loss for financial reporting purposes of $1,706 for the year ended December 31, 1996, as discussed above in "Liquidity and Capital Resources." In addition, as a result of the sale of the restaurant property in Little Canada, Minnesota, during 1995 the Income Fund recognized a gain of $103,283, and as a result of the sale during 1995 of a portion of the land of the restaurant property in Orlando, Florida, the Income Fund recognized a loss of $7,370 for the year ended December 31, 1995, as described above in "Liquidity and Capital Resources."

   During the years ended December 31, 1996 and 1997, the Income Fund recorded provisions for losses on land and building in the amounts of $77,023 and $104,947, respectively, for financial reporting purposes for the restaurant property in Liverpool, New York. The allowance at December 31, 1996, represented the difference between the restaurant property's carrying value at December 31, 1996 and the estimated net realizable value for this restaurant property based on an anticipated sales price to an interested third party. The allowance at December 31, 1997, represents the difference between the restaurant property's carrying value at December 31, 1997 and the net realizable value of the restaurant property based on the net sales proceeds received in February 1998 from the sale of the restaurant property.

   During the year ended December 31, 1997, the Income Fund established an allowance for loss on land and on allowance for impairment in carrying value of net investment in direct financing lease for its restaurant property in Melbourne, Florida, in the amount of $158,239. The allowance represents the difference between the restaurant property's carrying value at December 31, 1997 and the net sales proceeds received in February 1998 from the sale of the restaurant property, as described above in "Liquidity and Capital Resources."

General

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Income Fund's financial position or results of operations.

   The Income Fund's leases as of September 30, 1998, are triple-net leases and contain provisions that we believe mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain restaurant sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Management expects that increases in restaurant sales volumes due to inflation and real sales growth should result in an increase in rental income over time. Continued inflation also may cause capital appreciation of the Income Fund's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.

   The Year 2000 problem is the result of information technology systems and embedded systems (products which are made with microprocessor (computer) chips such as HVAC systems, physical security systems and elevators) using a two-digit format, as opposed to four digits, to indicate the year. Such information technology and embedded systems may be unable to properly recognize and process date-sensitive information beginning January 1, 2000.

   The Income Fund does not have any information technology systems. Certain of our affiliates provide all services requiring the use of information technology systems pursuant to a management agreement with the Income Fund. The maintenance of embedded systems, if any, at the Income Fund's restaurant properties is the responsibility of the tenants of the properties in accordance with the terms of the Income Fund's leases. We and our affiliates have established a team dedicated to reviewing the internal information technology systems used in the operation of the Income Fund, and the information technology and embedded systems and the Year 2000 compliance plans of the Income Fund's tenants, significant suppliers, financial institutions and transfer agent.

   The information technology infrastructure of our affiliates consists of a network of personal computers and servers that were obtained from major suppliers. The affiliates utilize various administrative and financial software applications on that infrastructure to perform the business functions of the Income Fund. Our inability and that of our affiliates to identify and timely correct material Year 2000 deficiencies in the software and/or infrastructure could result in an interruption in, or failure of, certain of the Income Fund's business activities or operations. Accordingly, we and our affiliates have requested and are evaluating documentation from the suppliers of the affiliates regarding the Year 2000 compliance of their products that are used in the business activities or operations of the Income Fund. The costs expected to be incurred by us and our affiliates to become Year 2000 compliant will be incurred by us and our affiliates; therefore, these costs will have no impact on the Income Fund's financial position or results of operations.

   The Income Fund has material third party relationships with its tenants, financial institutions and transfer agent. The Income Fund depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. If any of these third parties are unable to meet their obligations to the Income Fund because of the Year 2000 deficiencies, such a failure may have a material impact on the Income Fund. Accordingly, we have requested and are evaluating documentation from the Income Fund's tenants, financial institutions, and transfer agent relating to their Year 2000 compliance plans. At this time, we have not yet received sufficient certifications to be assured that the tenants, financial institutions, and transfer agent have fully considered and mitigated any potential material impact of the Year 2000 deficiencies. Therefore, we do not, at this time, know of the potential costs to the Income Fund of any adverse impact or effect of any Year 2000 deficiencies by these third parties.

   We currently expect that all Year 2000 compliance testing and any necessary remedial measures on the information technology systems used in the business activities and operations of the Income Fund will be completed prior to June 30, 1999. Based on the progress we and our affiliates have made in identifying and addressing the Income Fund's Year 2000 issues and the plan and timeline to complete the compliance program, we do not foresee significant risks associated with the Income Fund's Year 2000 compliance at this time. Because we and affiliates are still evaluating the status of the systems used in business activities and operations of the Income Fund and the systems of the third parties with which the Income Fund conducts its business, we have not yet developed a comprehensive contingency plan and are unable to identify "the most reasonably likely worst case scenario" at this time. As we identify significant risks related to the Income Fund's Year 2000 compliance or if the Income Fund's Year 2000 compliance program's progress deviates substantially from the anticipated timeline, we will develop appropriate contingency plans.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Condensed Balance Sheets as of September 30, 1998 and December 31, 1997...   F-1
Condensed Statements of Income for the Quarters and Nine Months Ended
 September 30, 1998 and 1997..............................................   F-2
Condensed Statements of Partner's Capital for the Nine Months Ended
 September 30, 1998 and for the Year Ended December 31, 1997..............   F-3
Condensed Statements of Cash Flows for the Nine Months Ended September 30,
 1998 and 1997............................................................   F-4
Notes to Condensed Financial Statements for the Quarters and Nine Months
 Ended September 30, 1998 and 1997........................................   F-5
Report of Independent Accountants.........................................   F-8
Balance Sheets as of December 31, 1997 and 1996...........................   F-9
Statements of Income for the Years Ended December 31, 1997, 1996 and 1995.  F-10
Statements of Partner's Capital for the Years Ended December 31, 1997,
 1996 and 1995............................................................  F-11
Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 1995.....................................................................  F-12
Notes to Financial Statements for the Years Ended December 31, 1997, 1996
 and 1995.................................................................  F-14
Unaudited Pro Forma Financial Information.................................  F-24
Unaudited Pro Forma Balance Sheet as of September 30, 1998................  F-25
Unaudited Pro Forma Income Statement for the Nine Months Ended September
 30, 1998.................................................................  F-26
Unaudited Pro Forma Income Statement for the Year Ended December 31, 1997.  F-27
Notes and Management's Assumptions to Unaudited Pro Forma Financial
 Statements...............................................................  F-28

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                      September 30, December 31,
                                                          1998          1997
                                                      ------------- ------------
                       ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $3,472,247 and
 $3,327,334.........................................   $18,673,683  $20,785,684
Net investment in direct financing leases...........     3,944,272    4,708,841
Investment in joint ventures........................     4,848,127    1,130,139
Cash and cash equivalents...........................     1,353,864    1,614,759
Restricted cash.....................................           --       709,227
Receivables, less allowance for doubtful accounts of
 $341,604 and $363,410..............................        31,765      157,989
Prepaid expenses....................................         4,463        4,235
Lease costs, less accumulated amortization of $6,768
 and $5,581.........................................        10,932       12,119
Accrued rental income, less allowance for doubtful
 accounts of $9,697 in 1998 and 1997................       762,705      843,345
Other assets........................................        26,731       26,731
                                                       -----------  -----------
                                                       $29,656,542  $29,993,069
                                                       ===========  ===========
         LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................   $     9,130  $    14,138
Accrued construction costs payable..................           --       125,000
Accrued and escrowed real estate taxes payable......        18,117       38,025
Due to related parties..............................         5,250       32,019
Distributions payable...............................       787,500      787,500
Rents paid in advance...............................        27,598       57,663
                                                       -----------  -----------
    Total liabilities...............................       847,595    1,054,345
Minority interest...................................       143,546      144,475
Partners' capital...................................    28,665,401   28,794,249
                                                       -----------  -----------
                                                       $29,656,542  $29,993,069
                                                       ===========  ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                       Quarter Ended       Nine Months Ended
                                       September 30,         September 30,
                                    -------------------- ----------------------
                                      1998       1997       1998        1997
                                    --------  ---------- ----------  ----------
Revenues:
  Rental income from operating
   leases.........................  $601,109  $  603,263 $1,884,112  $1,889,623
  Adjustments to accrued rental
   income.........................       --          --    (155,528)        --
  Earned income from direct
   financing leases...............   106,936      98,328    363,720     369,865
  Contingent rental income........     4,882       7,946     39,361      34,554
  Interest and other income.......    25,316      43,483     92,998      76,748
                                    --------  ---------- ----------  ----------
                                     738,243     753,020  2,224,663   2,370,790
                                    --------  ---------- ----------  ----------
Expenses:
  General operating and
   administrative.................    42,989      41,177    129,031     113,543
  Bad debt expense................       --          --      12,854      13,102
  Professional services...........     6,494       6,030     23,285      17,569
  Real estate taxes...............       --        1,790        --       11,754
  State and other taxes...........       --          --      10,392       8,968
  Depreciation and amortization...   114,253     117,383    344,306     359,714
                                    --------  ---------- ----------  ----------
                                     163,736     166,380    519,868     524,650
                                    --------  ---------- ----------  ----------
Income Before Minority Interest in
 Loss (Income) of Consolidated
 Joint Venture, Equity in Earnings
 of Unconsolidated Joint Ventures
 and Gain on Sale of Land and
 Buildings........................   574,507     586,640  1,704,795   1,846,140
Minority Interest in Loss (Income)
 of Consolidated Joint Venture....    (4,133)      1,715    (28,673)      5,783
Equity in Earnings of
 Unconsolidated Joint Ventures....    94,509      24,723    212,408     194,079
Gain on Sale of Land and
 Buildings........................       --      626,804    345,122     547,027
                                    --------  ---------- ----------  ----------
Net Income........................  $664,883  $1,239,882 $2,233,652  $2,593,029
                                    ========  ========== ==========  ==========
Allocation of Net Income:
General partners..................  $  6,649  $    7,692 $   20,455  $   21,492
Limited partners..................   658,234   1,232,190  2,213,197   2,571,537
                                    --------  ---------- ----------  ----------
                                    $664,883  $1,239,882 $2,233,652  $2,593,029
                                    ========  ========== ==========  ==========
Net Income Per Limited Partner
 Unit.............................  $   9.40  $    17.60 $    31.62  $    36.74
                                    ========  ========== ==========  ==========
Weighted Average Number of Limited
 Partner Units Outstanding........    70,000      70,000     70,000      70,000
                                    ========  ========== ==========  ==========

                See accompanying notes to financial statements.

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                      Nine Months
                                                         Ended     Year Ended
                                                       September    December
                                                       30, 1998     31, 1997
                                                      -----------  -----------
General partners:
  Beginning balance.................................. $   229,363  $   204,010
  Net income.........................................      20,455       25,353
                                                      -----------  -----------
                                                          249,818      229,363
                                                      -----------  -----------
Limited partners:
  Beginning balance..................................  28,564,886   28,840,357
  Net income.........................................   2,213,197    2,874,529
  Distributions ($33.75 and $45.00 per limited
   partner unit, respectively).......................  (2,362,500)  (3,150,000)
                                                      -----------  -----------
                                                       28,415,583   28,564,886
                                                      -----------  -----------
Total partners' capital.............................. $28,665,401  $28,794,249
                                                      ===========  ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                          Nine Months Ended
                                                            September 30,
                                                       ------------------------
                                                          1998         1997
                                                       -----------  -----------
Increase (Decrease) in Cash and Cash
  Equivalents:
    Net Cash Provided by Operating Activities........  $ 2,445,813  $ 2,375,171
                                                       -----------  -----------
    Cash Flows from Investing Activities:
      Proceeds from sale of land and buildings.......    2,832,253    4,003,985
      Additions to land and buildings on operating
       leases........................................    (125,000)   (1,112,647)
      Investment in joint ventures...................   (3,716,209)         --
      Return of capital from joint venture...........          --        69,997
      Decrease (increase) in restricted cash.........      697,650   (2,400,061)
      Payment of lease costs.........................       (3,300)      (3,300)
                                                       -----------  -----------
        Net cash provided by (used in) investing
         activities..................................     (314,606)     557,974
                                                       -----------  -----------
    Cash Flows from Financing Activities:
      Distributions to limited partners..............   (2,362,500)  (2,432,500)
      Distributions to holder of minority interest...      (29,602)      (8,832)
                                                       -----------  -----------
        Net cash used in financing activities........   (2,392,102)  (2,441,332)
                                                       -----------  -----------
Net Increase (Decrease) in Cash and Cash Equivalents.     (260,895)     491,813
Cash and Cash Equivalents at Beginning of Period.....    1,614,759    1,127,930
                                                       -----------  -----------
Cash and Cash Equivalents at End of Period...........  $ 1,353,864  $ 1,619,743
                                                       -----------  -----------
Supplemental Schedule of Non-Cash Financing
 Activities:
  Distributions declared and unpaid at end of period.  $   787,500  $   787,500
                                                       ===========  ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

           Quarters and Nine Months Ended September 30, 1998 and 1997

1. Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter and nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund VI, Ltd. (the "Partnership") for the year ended December 31, 1997.

   The Partnership accounts for its 66 percent interest in the accounts of Caro Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

2. Land and Buildings

   In January 1998, the Partnership sold its property in Deland, Florida, to the tenant for $1,250,000 and received net sales proceeds of $1,234,122, resulting in a gain of $345,122 for financial reporting purposes. This property was originally acquired by the Partnership in October 1989 and had a cost of approximately $1,000,000, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $234,100 in excess of its original purchase price.

   In February 1998, the Partnership sold its property in Melbourne, Florida, for $590,000 and received net sales proceeds of $552,910. Due to the fact that during 1997, the Partnership recorded an allowance for loss of $158,239 for this property, no gain or loss was recognized for financial reporting purposes in February 1998, relating to the sale.

   In February 1998, the Partnership sold its property in Liverpool, New York, for $157,500 and received net sales proceeds of $145,221. Due to the fact that in prior years the Partnership recorded an allowance for loss of $181,970 for this property, no gain or loss was recognized for financial reporting purposes in February 1998, relating to the sale.

   In June 1998, the Partnership sold its property in Bellevue, Nebraska, and received sales proceeds of $900,000. Due to the fact that during 1998, the Partnership wrote off $155,528 in accrued rental income, representing a portion of the accrued rental income that the Partnership had recognized since the inception of the lease relating to the straight-lining of future scheduled rent increases in accordance with generally accepted accounting principles, no gain or loss was recorded for financial reporting purposes in June 1998 relating to this sale. This property was originally acquired by the Partnership in December 1989 and had a cost of approximately $899,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $500 in excess of its original purchase price.

3. Net Investment in Direct Financing Leases

   In February and June 1998, the Partnership sold its properties in Melbourne, Florida and Bellevue, Nebraska, respectively, for which the building portions had been classified as direct financing leases. In connection therewith, the gross investments (minimum lease payments receivable and estimated residual values) and unearned income relating to these properties were removed from the accounts (see Note 2).

4. Investment in Joint Ventures

   In January 1998, the Partnership contributed $558,064 and $694,806 to acquire a 34.74% interest and a 46.2% interest, respectively, in a property in Overland Park, Kansas, and a property in Memphis, Tennessee, respectively, as tenants-in-common with affiliates of the general partners. In June 1998, the Partnership contributed $1,250,350 to acquire an 85.07% interest in a property in Fort Myers, Florida, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investments in these properties using the equity method since the Partnership shares control with affiliates, and amounts relating to its investments are included in investment in joint ventures.

   In April 1998, the Partnership entered into a joint venture arrangement, Melbourne Joint Venture, with an affiliate of the general partners, to construct and hold one restaurant property. As of September 30, 1998, the Partnership had contributed $314,011 to purchase land and pay construction costs relating to the property owned by the joint venture. The Partnership has agreed to contribute approximately $212,300 in additional construction costs to the joint venture. The Partnership will have an approximate 50 percent interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with the affiliate.

   In September 1998, the Partnership entered into a joint venture arrangement, Warren Joint Venture, with an affiliate of the general partners to hold one restaurant property. As of September 30, 1998, the Partnership had contributed $898,092 to the joint venture to acquire the restaurant property. As of September 30, 1998, the Partnership owned approximately a 64 percent interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with the affiliate.

   Auburn Joint Venture, Show Low Joint Venture, Asheville Joint Venture, Melbourne Joint Venture, Warren Joint Venture and the Partnership and affiliates as tenants-in-common in five separate tenancy-in-common arrangements, each own and lease one property to an operator of national fast-food and family-style restaurants. The following presents the combined, condensed financial information for the joint ventures and the five properties held as tenants-in-common with affiliates at:

                                                    September 30, December 31,
                                                        1998          1997
                                                    ------------- ------------
      Land and buildings on operating leases, less
       accumulated depreciation....................  $8,793,422    $4,568,842
      Net investment in direct financing leases....   3,338,134       911,559
      Cash.........................................      31,598         7,991
      Receivables..................................      20,370        22,230
      Accrued rental income........................     215,813       160,197
      Other assets.................................       1,178           414
      Liabilities..................................     181,530         7,557
      Partners' capital............................  12,218,985     5,663,676
      Revenues.....................................     771,965       471,627
      Gain on sale of land and building............         --        488,372
      Net income...................................     672,525       889,883

   The Partnership recognized income totalling $212,048 and $194,079 for the nine months ended September 30, 1998 and 1997, respectively, from these joint ventures, $94,509 and $24,723 of which was earned during the quarters ended September 30, 1998 and 1997, respectively.

5. Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures and the properties held as tenants-in-common with affiliates), for at least one of the nine month periods ended September 30:

                                                                1998     1997
                                                              -------- --------
      Golden Corral Corporation.............................. $515,995 $513,408
      Mid-America Corporation................................  329,639  329,639
      IHOP Properties, Inc...................................  325,863      --
      Restaurant Management Services, Inc....................  312,956  376,597


   The following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures and the properties held as tenants-in-common with affiliates), for at least one of the nine month periods ended September 30:

                                                                 1998     1997
                                                               -------- --------
      Golden Corral Family Steakhouse Restaurants............. $515,995 $513,408
      Burger King.............................................  341,006  382,532
      IHOP....................................................  325,863      --

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners
CNL Income Fund VI, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund VI, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund VI, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
January 24, 1998, except as to Notes 3 and 12 for which the date is February 9, 1998.

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                                 BALANCE SHEETS

                                                             December 31,
                                                        -----------------------
                                                           1997        1996
                                                        ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 land and building..................................... $20,785,684 $21,105,355
Net investment in direct financing leases, less
 allowance for impairment in carrying value............   4,708,841   4,659,024
Investment in joint ventures...........................   1,130,139     997,016
Cash and cash equivalents..............................   1,614,759   1,127,930
Restricted cash........................................     709,227     977,756
Receivables, less allowance for doubtful accounts of
 $363,410 and $115,892.................................     157,989     174,983
Prepaid expenses.......................................       4,235       1,163
Lease costs, less accumulated amortization of $5,581
 and $3,691............................................      12,119      14,009
Accrued rental income, less allowance for doubtful
 accounts of $9,697 in 1997 and 1996...................     843,345   1,045,319
Other assets...........................................      26,731      26,731
                                                        ----------- -----------
                                                        $29,993,069 $30,129,286
                                                        =========== ===========

           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................... $    14,138 $    18,161
Accrued construction costs payable.....................     125,000         --
Accrued and escrowed real estate taxes payable.........      38,025      11,338
Due to related parties.................................      32,019       2,633
Distributions payable..................................     787,500     857,500
Rents paid in advance..................................      57,663      30,705
                                                        ----------- -----------
    Total liabilities..................................   1,054,345     920,337
Minority interest......................................     144,475     164,582
Partners' capital......................................  28,794,249  29,044,367
                                                        ----------- -----------
                                                        $29,993,069 $30,129,286
                                                        =========== ===========

                See accompanying notes to financial statements.

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                Year Ended December 31,
                                            ----------------------------------
                                               1997        1996        1995
                                            ----------  ----------  ----------
Revenues:
  Rental income from operating leases.....  $2,448,269  $2,776,239  $2,738,218
  Earned income from direct financing
   leases.................................     449,133     557,426     469,642
  Contingent rental income................     147,437     110,073     115,946
  Interest and other income...............     119,961      49,056      51,130
                                            ----------  ----------  ----------
                                             3,164,800   3,492,794   3,374,936
                                            ----------  ----------  ----------
Expenses:
  General operating and administrative....     156,847     159,388     147,902
  Professional services...................      25,861      32,272      27,741
  Bad debt expense........................     131,184         --          --
  Real estate taxes.......................      43,676         --          --
  State and other taxes...................       8,969       7,930       6,789
  Depreciation and amortization...........     473,828     483,573     490,386
                                            ----------  ----------  ----------
                                               840,365     683,163     672,818
                                            ----------  ----------  ----------
Income Before Minority Interest in Income
 of Consolidated Joint Venture; Equity in
 Earnings of Unconsolidated Joint
 Ventures, Gain (Loss) on Sale of Land and
 Buildings and Net Investment in Direct
 Financing Leases and Provision for Loss
 on Land and Buildings....................   2,324,435   2,809,631   2,702,118
Minority Interest in Income of
 Consolidated Joint Venture...............      11,275     (24,682)    (20,133)
Equity in Earnings of Unconsolidated Joint
 Ventures.................................     280,331      97,381      83,483
Gain (Loss) on Sale of Land and Buildings
 and Net Investment in Direct Financing
 Leases...................................     547,027      (1,706)     95,913
Provision for Loss on Land and Building
 and Impairment in Carrying Value of Net
 Investment in Direct Financing Lease.....    (263,186)    (77,023)        --
                                            ----------  ----------  ----------
Net Income................................  $2,899,882  $2,803,601  $2,861,381
                                            ==========  ==========  ==========
Allocation of Net Income:
  General partners........................  $   25,353  $   28,337  $   28,411
  Limited partners........................   2,874,529   2,775,264   2,832,970
                                            ----------  ----------  ----------
                                            $2,899,882  $2,803,601  $2,861,381
                                            ==========  ==========  ==========
Net Income Per Limited Partner Unit.......  $    41.06  $    39.65  $    40.47
                                            ==========  ==========  ==========
Weighted Average Number of Limited Partner
 Units Outstanding........................      70,000      70,000      70,000
                                            ==========  ==========  ==========

                See accompanying notes to financial statements.

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                         STATEMENTS OF PARTNERS CAPITAL
                  Years Ended December 31, 1997, 1996 and 1995

                            General Partners                     Limited Partners
                         ----------------------- --------------------------------------------------
                                     Accumulated                            Accumulated Syndication
                         Contritions  Earnings   Contritions Distributions   Earnings      Costs        Total
                         ----------- ----------- ----------- -------------  ----------- -----------  -----------
Balance, December 31,
 1994...................   $1,000     $146,262   $35,000,000 $(16,064,226)  $14,681,349 $(4,015,000) $29,749,385
 Distributions to
  limited partners
  ($45.00 per limited
  partner unit).........      --           --            --    (3,150,000)          --          --    (3,150,000)
 Net income.............      --        28,411           --           --      2,832,970         --     2,861,381
                           ------     --------   ----------- ------------   ----------- -----------  -----------
Balance, December 31,
 1995...................    1,000      174,673    35,000,000  (19,214,226)   17,514,319  (4,015,000)  29,460,766
 Distributions to
  limited partners
  ($46.00 per limited
  partner unit).........      --           --            --    (3,220,000)          --          --    (3,220,000)
 Net income.............      --        28,337           --           --      2,775,264         --     2,803,601
                           ------     --------   ----------- ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................    1,000      203,010    35,000,000  (22,434,226)   20,289,583  (4,015,000)  29,044,367
 Distributions to
  limited partners
  ($45.00 per limited
  partner unit).........      --           --            --    (3,150,000)          --          --    (3,150,000)
 Net income.............      --        25,353           --           --      2,874,529         --     2,899,882
                           ------     --------   ----------- ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................   $1,000     $228,363   $35,000,000 $(25,584,226)  $23,164,112 $(4,015,000) $28,794,249
                           ======     ========   =========== ============   =========== ===========  ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1997         1996         1995
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
 Cash received from tenants.............  $ 3,097,751  $ 3,363,188  $ 3,264,527
 Distributions from unconsolidated joint
  ventures..............................      144,016      114,163       95,931
 Cash paid for expenses.................     (180,530)    (203,432)    (181,153)
 Interest received......................       94,804       36,843       43,125
                                          -----------  -----------  -----------
  Net cash provided by operating
   activities...........................    3,156,041    3,310,762    3,222,430
                                          -----------  -----------  -----------
 Cash Flows from Investing Activities:
 Proceeds from sale of land and
  buildings.............................    4,003,985      982,980      899,503
 Additions to land and buildings on
  operating leases......................   (2,666,258)         --       (25,646)
 Investment in direct financing leases..   (1,057,282)         --      (723,237)
 Investment in joint ventures...........     (521,867)    (146,090)         --
 Return of capital from joint ventures..      524,975          --           --
 Collections on mortgage note
  receivable............................          --         3,033        2,967
 Decrease (increase) in restricted cash.      279,367     (977,017)         --
 Payment of lease costs.................       (3,300)      (3,300)      (3,300)
                                          -----------  -----------  -----------
  Net cash provided by (used in)
   investing activities.................      559,620     (140,394)     150,287
                                          -----------  -----------  -----------
 Cash Flows from Financing Activities:
 Reimbursement of acquisition costs paid
  by related parties on behalf of the
  Partnership...........................          --           --        (1,375)
 Distributions to limited partners......   (3,220,000)  (3,150,000)  (3,150,000)
 Distributions to holder of minority
  interest..............................       (8,832)     (13,437)     (26,824)
                                          -----------  -----------  -----------
  Net cash used in financing activities.   (3,228,832)  (3,163,437)  (3,178,199)
                                          -----------  -----------  -----------
Net Increase in Cash and Cash
 Equivalents............................      486,829        6,931      194,518
Cash and Cash Equivalents at Beginning
 of Year................................    1,127,930    1,120,999      926,481
                                          -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year...................................  $ 1,614,759  $ 1,127,930  $ 1,120,999
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income.............................  $ 2,899,882  $ 2,803,601  $ 2,861,381
                                          -----------  -----------  -----------
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
 Depreciation...........................      471,938      481,683      489,480
 Amortization...........................        1,890        1,890          906
 Minority interest in income of
  consolidated joint venture............      (11,275)      24,682       20,133
 Equity in earnings of unconsolidated
  joint ventures, net of distributions..     (136,315)      16,782       12,448
 Loss (gain) on sale of land and
  building..............................     (547,027)       1,706      (95,913)
 Provision for loss on land and building
  and impairment in carrying value of
  net investment in direct financing
  lease.................................      263,186       77,023          --
 Decrease (increase) in receivables.....       25,880      (90,360)      44,096
 Decrease (increase) in prepaid
  expenses..............................       (3,072)       4,087       (2,042)
 Decrease in net investment in direct
  financing leases......................       67,389       68,177       53,944
 Decrease (increase) in accrued rental
  income................................       41,173     (103,935)    (131,428)
 Increase in accounts payable and
  accrued expenses......................       25,964        2,529          215
 Increase (decrease) in due to related
  parties...............................       29,470       (3,391)       5,909
 Increase (decrease) in rents paid in
  advance and deposits..................       26,958       26,288      (36,699)
                                          -----------  -----------  -----------
  Total adjustments.....................      256,159      507,161      361,049
                                          -----------  -----------  -----------
Net Cash Provided by Operating
 Activities.............................  $ 3,156,041  $ 3,310,762  $ 3,222,430
                                          ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Investing and Financing Activities:
 Acquisition costs paid by affiliates on
  behalf of the Partnership.............  $       --   $       --   $     1,375
                                          ===========  ===========  ===========
 Mortgage note accepted in connection
  with sale of land.....................  $       --   $       --   $     6,000
                                          ===========  ===========  ===========
 Distributions declared and unpaid at
  December 31...........................  $   787,500  $   857,500  $   787,500
                                          ===========  ===========  ===========

                See accompanying notes to financial statements.

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                         NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1997, 1996 and 1995

1. Significant Accounting Policies

   Organization and Nature of Business--CNL Income Fund VI, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating method. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review the properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' best estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs. If an impairment is indicated, the assets are adjusted to their fair value.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables and accrued rental income, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


   Investment in Joint Ventures--The Partnership accounts for its 66 percent interest in Caro Joint Venture, a Florida general partnership, using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   The Partnership's investments in Auburn Joint Venture, Show Low Joint Venture and Asheville Joint Venture, and a property in Yuma, Arizona, a property in Clinton, North Carolina, and a property in Vancouver, Washington, for which each property is held as tenants-in-common with affiliates, are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Lease Costs--Brokerage fees and lease incentive costs incurred in finding new tenants and negotiating new leases for the Partnership's properties are amortized over the terms of the new leases using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases

   The Partnership leases its land and buildings primarily to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The leases generally are classified as operating leases; however, some leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portions of some of these leases are operating leases. Substantially all leases are for 10 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to four successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1997         1996
                                                       -----------  -----------
      Land............................................ $10,046,309  $10,364,275
      Buildings.......................................  14,344,114   13,983,253
                                                       -----------  -----------
                                                        24,390,423   24,347,528
      Less accumulated depreciation...................  (3,327,334)  (3,165,150)
                                                       -----------  -----------
                                                        21,063,089   21,182,378
      Less allowance for loss on land and building....    (277,405)     (77,023)
                                                       -----------  -----------
                                                       $20,785,684  $21,105,355
                                                       ===========  ===========

   In December 1996, the Partnership sold its property in Dallas, Texas, to a third party for $1,016,000 and received net sales proceeds of $982,980. This property was originally acquired by the Partnership in June 1994 and had a cost of approximately $980,900, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $2,100 in excess of its original purchase price. Due to the fact that the Partnership had recognized accrued rental income since the inception of the lease relating to the straight-lining of future scheduled rent increases in accordance with generally accepted accounting principles, the Partnership wrote-off the cumulative balance of such accrued rental income at the time of the sale of this property, resulting in a loss on land and building of $1,706 for financial reporting purposes. Due to the fact that the straight-lining of future rent increases over the term of the lease is a non-cash accounting adjustment, the write off of these amounts is a loss for financial statement purposes only. In February 1997, the Partnership reinvested the net sales proceeds from the sale of the property in Dallas, Texas, along with additional funds, in a Bertucci's property in Marietta, Georgia, for a total cost of approximately $1,112,600.

   In July 1997, the Partnership sold the property in Whitehall, Michigan, to a third party, for $665,000 and received net sales proceeds (net of $2,981 which represents amounts due to the former tenant for prorated rent) of $626,907, resulting in a loss of $79,777 for financial reporting purposes.

   In addition, in July 1997, the Partnership sold its property in Naples, Florida, to a third party, for $1,530,000 and received net sales proceeds (net of $9,945 which represents amounts due to the former tenant for prorated rent) of $1,477,780, resulting in a gain of $186,550 for financial reporting purposes. This property was originally acquired by the Partnership in December 1989 and had a cost of approximately $1,083,900, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the partnership sold the property for approximately $403,800 in excess of its original purchase price. In December 1997, the Partnership reinvested the net sales proceeds in an IHOP property in Elgin, Illinois, for a total cost of approximately $1,484,100.

   In July 1997, the Partnership entered into a new lease for the property in Greensburg, Indiana, with a new tenant to operate the property as an Arby's restaurant. In connection therewith, the Partnership incurred $125,000 in renovation costs.

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

   In September 1997, the Partnership sold its property in Venice, Florida, to a third party, for $1,245,000 and received net sales proceeds (net of $5,048 which represents amounts due to the former tenant for prorated rent) of $1,201,648, resulting in a gain of $283,853 for financial reporting purposes. This property was originally acquired by the Partnership in August 1989 and had a cost of approximately $1,032,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $174,300 in excess of its original purchase price. In December 1997, the Partnership reinvested the net sales proceeds in an IHOP property in Manassas, Virginia, for a total cost of approximately $1,126,800.

   In 1996 and 1997, the Partnership recorded provisions for losses on land and building in the amounts of $77,023 and $104,947, respectively, for financial reporting purposes for the property in Liverpool, New York. The allowance at December 31, 1996, represented the difference between the property's carrying value at December 31, 1996 and the estimated net realizable value for this property based on an anticipated sales price to an interested third party. The allowance at December 31, 1997, represents the difference between (i) the property's carrying value at December 31, 1997, and (ii) the net realizable value of the property based on the net sales proceeds received in February 1998 from the sale of the property (see Note 12).

   At December 31, 1997, the Partnership established an allowance for loss on land in the amount of $95,435 for its property in Melbourne, Florida. The allowance represents the difference between the property's carrying value for the land at December 31, 1997, and the net realizable value of the land based on the net sales proceeds received in February 1998 from the sale of the property (see Note 12).

   Some leases provide for escalating guaranteed minimum rents throughout the lease terms. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997, 1996 and 1995, the Partnership recognized $87,094, $103,935 and
$131,428, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1997:

      1998.......................................................... $ 2,393,528
      1999..........................................................   2,396,060
      2000..........................................................   2,487,704
      2001..........................................................   2,538,767
      2002..........................................................   2,541,122
      Thereafter....................................................  14,362,769
                                                                     -----------
                                                                     $26,719,950
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

4. Net Investment in Direct Financing Leases

   The following lists the components of the net investment in direct financing leases at December 31:

                                                            1997        1996
                                                         ----------  ----------
      Minimum lease payments receivable................. $9,313,752  $8,955,426
      Estimated residual values.........................  1,655,911   1,704,299
      Less unearned income.............................. (6,198,018) (6,000,701)
                                                         ----------  ----------
                                                          4,771,645   4,659,024
      Less allowance for impairment in carrying value...    (62,804)        --
                                                         ----------  ----------
      Net investment in direct financing leases......... $4,708,841  $4,659,024
                                                         ==========  ==========

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1997:

      1998........................................................... $  622,540
      1999...........................................................    622,540
      2000...........................................................    624,680
      2001...........................................................    637,400
      2002...........................................................    637,400
      Thereafter.....................................................  6,169,192
                                                                      ----------
                                                                      $9,313,752
                                                                      ==========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (See Note 3).

   In July 1997, the Partnership sold its property in Naples, Florida, for which the building portion had been classified as a direct financing lease. In connection therewith, the gross investment (minimum lease payments receivable and estimated residual values) and unearned income relating to this property were removed from the accounts and the gain from the sale relating to this property was reflected in income (Note 3).

   In addition, in July 1997, the Partnership sold its property in Plattsmouth, Nebraska, to the tenant, for $700,000 and received net sales proceeds (net of escrow fees paid of $1,750) of $697,650, resulting in a gain of $156,401 for financial reporting purposes. This property was originally acquired by the Partnership in January 1990 and had a cost of approximately $561,000, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $138,400 in excess of its original purchase price.

   At December 31, 1997, the Partnership had established an allowance for impairment in carrying value in the amount of $62,804 for its property in Melbourne, Florida. The allowance represents the difference between the (i) carrying value of the net investment in the direct financing lease at December 31, 1997, and (ii) the net realizable value of the net investment in the direct financing lease based on the net sales proceeds received in February 1998 from the sale of the property (see Note 12).

5. Investment in Joint Ventures

   The Partnership has a 3.9%, a 36 percent and a 14 percent interest in the profits and losses of Auburn Joint Venture, Show Low Joint Venture and Asheville Joint Venture, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

   In January 1996, the Partnership acquired a property in Clinton, North Carolina, as tenants-in-common with affiliates of the general partners. In connection therewith, the Partnership contributed $146,090 for a 17.93% interest in such property. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures.

   In January 1997, Show Low Joint Venture, in which the Partnership owns a 36 percent interest, sold its property to the tenant for $970,000, resulting in a gain to the joint venture of approximately $360,000 for financial reporting purposes. The property was originally contributed to Show Low Joint Venture in July 1990 and had a total cost of approximately $663,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the joint venture sold the property for approximately $306,500 in excess of its original purchase price. In June 1997, Show Low Joint Venture reinvested $782,413 of net sales proceeds in a property in Greensboro, North Carolina. During 1997, the Partnership received approximately $70,000 representing a return of capital, for its pro-rata share of the uninvested net sales proceeds. As of December 31, 1997, the Partnership owned a 36 percent interest in the profits and losses of the joint venture.

   As of December 31, 1996, the Partnership had a 51.67% interest in a property in Yuma, Arizona, with an affiliate of the Partnership that has the same general partners, as tenants-in-common. In October 1997, the Partnership and the affiliate, as tenants-in-common, sold the property in Yuma, Arizona, for a total sales price of $1,010,000 and received net sales proceeds of $982,025, resulting in a gain, to the tenancy-in-common, of approximately $128,400 for financial reporting purposes. The property was originally acquired in July 1994 and had a total cost of approximately $861,700, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the property was sold for approximately $120,300 in excess of its original purchase price. The Partnership received approximately $455,000 representing a return of capital for its pro-rata share of the net sales proceeds. In December 1997, the Partnership reinvested the amounts received as a return of capital from the sale of the Yuma, Arizona property, in a property in Vancouver, Washington, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in the property in Vancouver, Washington, using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1997, the Partnership owned a 23.04% interest in the Vancouver, Washington, property owned with affiliates as tenants-in-common.

   Auburn Joint Venture, Show Low Joint Venture, Asheville Joint Venture, and the Partnership and affiliates as tenants-in-common in two separate tenancy-in-common arrangements, each own and lease one property to an operator of national fast-food and family-style restaurants. The following presents the combined, condensed financial information for the joint ventures and the two properties held as tenants-in-common with affiliates at December 31:

                                                            1997       1996
                                                         ---------- ----------
      Land and buildings on operating leases, less
       accumulated depreciation......................... $4,568,842 $3,463,093
      Net investment in direct financing leases.........    911,559    401,650
      Cash..............................................      7,991     11,177
      Receivables.......................................     22,230     21,826
      Accrued rental income.............................    160,197    191,594
      Other assets......................................        414     44,380
      Liabilities.......................................      7,557     10,221
      Partners' capital.................................  5,663,676  4,123,499
      Revenues..........................................    471,627    528,092
      Gain on sale of land and building.................    488,372        --
      Net income........................................    889,883    436,981

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

   The Partnership recognized income totalling $280,331, $97,381, and $83,483 for the years ended December 31, 1997, 1996 and 1995, respectively, from these joint ventures.

6. Restricted Cash

   As of December 31, 1996, net sales proceeds of $977,017 from the sale of the property in Dallas, Texas, plus accrued interest of $739, were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional property. In February 1997, the escrow agent released these funds to acquire the property in Marietta, Georgia (see Note 3).

   As of December 31, 1997, net sales proceeds of $697,650 from the sale of the property in Plattsmouth, Nebraska, plus accrued interest of $11,577, were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional property.

7. Receivables

   In June 1997, the Partnership terminated the lease with the tenant of the property in Greensburg, Indiana. In connection therewith, the Partnership accepted a promissory note from this former tenant for $13,077 for amounts relating to past due real estate taxes the Partnership had incurred as a result of the former tenant's financial difficulties. The promissory note, which is uncollateralized, bears interest at a rate of ten percent per annum, and is being collected in 36 monthly installments. Receivables at December 31, 1997, included $13,631 of such amounts, including accrued interest of $554.

8. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During the years ended December 31, 1997, 1996 and 1995 the Partnership declared distributions to the limited partners of $3,150,000, $3,220,000 and $3,150,000, respectively. No distributions have been made to the general partners to date.

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

9. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                               1997        1996        1995
                                            ----------  ----------  ----------
     Net income for financial reporting
      purposes............................. $2,899,882  $2,803,601  $2,861,381
     Depreciation for tax reporting
      purposes in excess of depreciation
      for financial reporting purposes.....    (92,303)   (104,412)    (94,987)
     Allowance for loss on land and
      building.............................    263,186      77,023         --
     Direct financing leases recorded as
      operating leases for tax reporting
      purposes.............................     67,392      68,177      53,944
     Gain and loss on sale of land and
      buildings for financial reporting
      purposes in excess of gain and loss
      on sale for tax reporting purposes...   (335,658)      1,706      (2,914)
     Equity in earnings of unconsolidated
      joint ventures for financial
      reporting purposes in excess of
      equity in earnings of unconsolidated
      joint ventures for tax reporting
      purposes.............................   (147,256)        (49)     (5,299)
     Allowance for doubtful accounts.......    369,935     (78,517)     16,154
     Accrued rental income.................    (81,244)   (103,935)   (131,428)
     Rents paid in advance.................     26,458      26,288     (36,699)
     Minority interest in timing
      differences of consolidated joint
      venture..............................    (30,778)      1,781        (200)
                                            ----------  ----------  ----------
     Net income for federal income tax
      purposes............................. $2,939,614  $2,691,663  $2,659,952
                                            ==========  ==========  ==========

10. Related Party Transactions

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the parent company of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, served as president of CNL Fund Advisors, Inc. through October 1997. CNL Income Fund Advisors, Inc. was a wholly owned subsidiary of CNL Group, Inc. until its merger, effective January 1, 1996, with CNL Fund Advisors, Inc. During the years ended December 31, 1997, 1996 and 1995, CNL Income Fund Advisors, Inc. and CNL Fund Advisors, Inc. (hereinafter referred to collectively as the "Affiliates") each performed certain services for the Partnership, as described below.

   During the years ended December 31, 1997, 1996 and 1995, certain Affiliates acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay Affiliates a management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures and the property held as tenants-in-common with an affiliate, but not in excess of competitive fees for comparable services. These fees are payable only after the limited partners receive their 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners do not receive their 10% Preferred Return in any particular year, no management fees will be due or payable for such year. As a result of such threshold, no management fees were incurred during the years ended December 31, 1997, 1996 and 1995.

   Certain Affiliates are also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliates provide a substantial amount of services in connection with

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

the sale. However, if the sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1997, 1996 and 1995, Affiliates provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $85,714, $95,420 and $81,847 for the years ended December 31, 1997, 1996 and 1995, respectively, for such services.

   The due to related parties at December 31, 1997 and 1996, totalled $32,019 and $2,633, respectively.

11. Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures and the two properties held as tenants-in-common with affiliates), for at least one of the years ended December 31:

                                                       1997     1996     1995
                                                     -------- -------- --------
      Golden Corral Corporation..................... $751,866 $758,348 $725,908
      Restaurant Management Services, Inc...........  478,750  511,040  440,987
      Mid-America Corporation.......................  439,519  439,519  439,519

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures and the two properties held as tenants-in-common with affiliates), for at least one of the years ended December 31:

                                                       1997     1996     1995
                                                     -------- -------- --------
      Golden Corral Family Steakhouse Restaurants... $751,866 $758,348 $725,908
      Burger King...................................  496,487  455,764  455,820
      Denny's.......................................  317,041  336,269  276,547
      Hardee's......................................  270,129  410,951  431,465

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

12. Subsequent Events

   In January 1998, the Partnership used the net sales proceeds from the sale of the property in Whitehall, Michigan, to acquire a property in Overland Park, Kansas, as tenants-in-common with affiliates of the general partners. In connection therewith, the Partnership contributed approximately $558,900 for a 34.74% interest in such property. The Partnership will account for its investment in this property using the equity method since the Partnership will share control with affiliates.

                            CNL INCOME FUND VI, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

   In January 1998, the Partnership used the net sales proceeds from the sale of the property in Plattsmouth, Nebraska, to acquire a property in Memphis, Tennessee, as tenants-in-common with affiliates of the general partners. In connection therewith, the Partnership contributed approximately $694,800 for a 46.2% interest in such property. The Partnership will account for its investment in this property using the equity method since the Partnership will share control with affiliates.

   In addition, in January 1998, the Partnership sold its property in Deland, Florida, to the tenant, for $1,250,000 and received net sales proceeds of $1,234,617, resulting in a gain of approximately $345,100 for financial reporting purposes.

   In February 1998, the Partnership sold its property in Melbourne, Florida, for $590,000 and received net sales proceeds of $542,477, resulting in a loss of $158,239 for financial reporting purposes which the Partnership recorded in 1997 (See Notes 3 and 4).

   In February 1998, the Partnership sold its property in Liverpool, New York, for $157,500 and received net sales proceeds of approximately $150,700, resulting in a loss of $181,970 for financial reporting purposes which the Partnership recorded in 1996 and in 1997 (See Note 3).

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to the Company gives effect to the Acquisition, and is based on estimates and assumptions set for the below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company, the historical combined financial information of CNL Income Fund VI, Ltd., (the "CNL Income Fund"), the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on September 30, 1998; the pro forma consolidated statements of earnings assume that the
Property Acquisitions (as defined on page    ) and the Acquisition occurred on
January 1, 1997.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.




   See accompanying notes and management's assumptions to unaudited pro forma financial statements.

                       CNL AMERICAN PROPERTIES FUND, INC.

                       UNAUDITED PRO FORMA BALANCE SHEET

                               September 30, 1998

                                                         Historical
                       --------------------------------------------------------------------------------
                                      CNL Income              CNL Financial  CNL Financial   Combined
                           APF       Fund VI, Ltd.  Advisor   Services, Inc.     Corp.      Portfolios
                       ------------  ------------- ---------- -------------- ------------- ------------
      ASSETS:
Land and buildings
 on operating
 leases, net.......    $298,967,972   $18,673,683  $        0   $        0   $          0  $317,641,655
Net investment in
 direct financing
 leases............     117,028,760     3,944,272           0            0              0   120,973,032
Mortgages and notes
 receivable........      33,523,506             0           0            0    173,776,981   207,300,487
Other Investments..      16,200,316             0     200,000            0      6,561,628    22,961,944
Investment in joint
 ventures..........         631,374     4,848,127           0            0              0     5,479,501
Cash and cash
 equivalents.......      90,674,289     1,353,864     283,300      599,997      5,098,033    98,009,483
Receivables........         575,104        31,765   7,544,985    6,824,632        517,471    15,493,957
Accrued rental
 income............       3,071,451       762,705           0            0              0     3,834,156
Other assets.......       5,711,195        42,126     401,524      295,570      3,854,477    10,304,892
                       ------------   -----------  ----------   ----------   ------------  ------------
   Total assets....    $566,383,967   $29,656,542  $8,429,809   $7,720,199   $189,808,590  $801,999,107
                       ============   ===========  ==========   ==========   ============  ============
IABILITIESL& EQUITY:
Accounts payable
 and accrued
 liabilities.......    $    379,496   $    27,247  $  449,751   $  193,949   $  1,236,138  $  2,286,581
Accrued
 construction costs
 payable...........       3,045,304             0           0            0              0     3,045,304
Distributions
 payable...........               0       787,500   2,220,000            0              0     3,007,500
Due to related
 parties...........       2,552,411         5,250           0    1,452,512      6,556,920    10,567,093
Income tax payable.               0             0   1,989,003            0      1,001,861     2,990,864
Line of credit.....       6,765,575             0           0            0              0     6,765,575
Notes payable......               0             0     390,398       28,462    175,528,203   175,947,063
Deferred income....       1,015,758             0           0            0              0     1,015,758
Rents paid in
 advance...........         437,497        27,598           0            0              0       465,095
Minority interest..         282,544       143,546           0            0              0       426,090
Common Stock.......         621,187             0       9,800        2,000            200       633,187
Additional paid in
 capital...........     556,830,578             0     482,964    5,231,827      3,887,496   566,432,865
Accumulated
 distributions in
 excess of net
 earnings..........      (5,546,383)            0   2,887,893      811,449      1,597,772      (249,269)
Partners capital...               0    28,665,401           0            0              0    28,665,401
                       ------------   -----------  ----------   ----------   ------------  ------------
   Total
    liabilities and
    equity.........    $566,383,967   $29,656,542  $8,429,809   $7,720,199   $189,808,590  $801,999,107
                       ============   ===========  ==========   ==========   ============  ============
                              Pro Forma
                       -----------------------------
                       Adjustments      Pro Forma
                       --------------- -------------
      ASSETS:
Land and buildings
 on operating
 leases, net.......    $ 8,126,954 (1)
                        26,052,741 (2) $351,821,350
Net investment in
 direct financing
 leases............      1,572,850 (1)  122,545,882
Mortgages and notes
 receivable........        849,195 (2)  208,149,682
Other Investments..            --        22,961,944
Investment in joint
 ventures..........      1,822,278 (1)    7,301,779
Cash and cash
 equivalents.......       (426,713)(1)
                        (8,933,000)(1)
                       (26,901,936)(2)   61,747,834
Receivables........     (7,854,629)(3)    7,639,328
Accrued rental
 income............       (762,705)(1)    3,071,451
Other assets.......     41,743,184 (1)
                        (3,696,959)(1)   48,351,117
                       --------------- -------------
   Total assets....    $31,591,260     $833,590,367
                       =============== =============
IABILITIESL& EQUITY:
Accounts payable
 and accrued
 liabilities.......    $       --      $  2,286,581
Accrued
 construction costs
 payable...........            --         3,045,304
Distributions
 payable...........            --         3,007,500
Due to related
 parties...........     (7,854,629)(3)    2,712,464
Income tax payable.     (2,990,864)(4)            0
Line of credit.....            --         6,765,575
Notes payable......            --       175,947,063
Deferred income....            --         1,015,758
Rents paid in
 advance...........            --           465,095
Minority interest..            --           426,090
Common Stock.......        147,877 (1)      781,064
Additional paid in
 capital...........    150,115,001 (1)  716,547,866
Accumulated
 distributions in
 excess of net
 earnings..........    (82,151,588)(1)
                         2,990,864 (4)  (79,409,993)
Partners capital...    (28,665,401)(1)            0
                       --------------- -------------
   Total
    liabilities and
    equity.........    $31,591,260     $833,590,367
                       =============== =============

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                               September 30, 1998

                                                   Historical                                        Pro Forma
                      ----------------------------------------------------------------------- ---------------------------
                                                             CNL
                                   CNL Income             Financial       CNL
                                    Fund VI,              Services,    Financial   Combined
                          APF         Ltd.      Advisor      Inc.        Corp.    Portfolios  Adjustments      Pro Forma
                      -----------  ---------- ----------- ----------  ----------- ----------- -----------     -----------
Revenues:
 Rental and earned
 income.............  $22,947,199  $2,131,665 $         0 $        0          $ 0 $25,078,864 $ 9,635,208 (a)
                                                                                                   36,891 (b) $34,750,963
 Fees...............            0           0  21,405,127  5,115,549        6,817  26,527,493 (21,010,857)(c)
                                                                                               (2,875,906)(d)   2,640,730
 Interest and other
 income.............    6,117,911      92,998         751    432,506   18,031,141  24,675,307   1,526,547 (e)  26,201,854
                      -----------  ---------- ----------- ----------  ----------- ----------- -----------     -----------
 Total revenue......   29,065,110   2,224,663  21,405,878  5,548,055   18,037,958  76,281,664 (12,688,117)     63,593,547
Expenses:
 General and
 administrative.....    1,539,004     165,170   6,701,115  4,107,311    2,597,171  15,109,771  (1,307,080)(f)
                                                                                               (1,415,100)(g)
                                                                                                  (38,076)(h)  12,349,515
 Advisory fees......    1,248,393           0           0          0    1,026,231   2,274,624  (2,274,624)(i)           0
 Fees to Restaurant
 Financial Services
 Group..............            0           0     256,456  1,569,202            0   1,825,658  (1,825,658)(n)           0
 Interest...........            0           0     105,668      3,534   14,230,999  14,340,201     (68,670)(m)  14,271,531
 State taxes........      397,569      10,392      15,226     18,564      201,616     643,367      51,687 (j)     695,054
 Depreciation--
 other..............            0           0      75,607     55,056            0     130,663           0         130,663
 Depreciation--
 property...........    2,684,924     343,117           0          0            0   3,028,041   1,579,096 (k)   4,607,137
 Amortization.......        8,096       1,189      55,932        138      945,299   1,010,654   1,565,369 (l)   2,576,023
                      -----------  ---------- ----------- ----------  ----------- ----------- -----------     -----------
 Total operating
 expenses...........    5,877,986     519,868   7,210,004  5,753,805   19,001,316  38,362,979  (3,733,056)     34,629,923
                      -----------  ---------- ----------- ----------  ----------- ----------- -----------     -----------
Operating earnings
 (losses)...........   23,187,124   1,704,795  14,195,874   (205,750)   (963,358)  37,918,685  (8,955,061)     28,963,624
 Equity in earnings
 of joint
 ventures/minority
 interest...........      (23,271)    183,735           0     12,452            0     172,916           0         172,916
 Gain on sale of
 properties.........            0     345,122           0          0            0     345,122           0         345,122
 Gain on
 securitization.....            0           0           0          0    3,018,268   3,018,268           0       3,018,268
                      -----------  ---------- ----------- ----------  ----------- ----------- -----------     -----------
Net earnings
 (losses) before
 income taxes.......   23,163,853   2,233,652  14,195,874   (193,298)   2,054,910  41,454,991  (8,955,061)     32,499,930
 Provision (credit)
 for federal income
 taxes..............            0           0   5,607,415    (81,229)     789,895   6,316,081  (6,316,081)(o)           0
                      -----------  ---------- ----------- ----------  ----------- ----------- -----------     -----------
Net income..........  $23,163,853  $2,233,652 $ 8,588,459 $ (112,069) $ 1,265,015 $35,138,910 $(2,638,980)    $32,499,930
                      ===========  ========== =========== ==========  =========== =========== ===========     ===========
Earnings per share..  $      0.49                                                                             $      0.44
                      ===========                                                                             ===========
Shares outstanding:
 Weighted average...   47,633,909                                                                              73,420,519(p)
                      ===========                                                                             ===========
 End of period......   62,118,679                                                                              78,106,396
                      ===========                                                                             ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                      For the year ended December 31, 1997

                                                     Historical                                          Pro Forma
                         -----------------------------------------------------------------------  ---------------------------
                                                                CNL
                                      CNL Income             Financial      CNL
                                       Fund VI,              Services,   Financial    Combined
                             APF         Ltd.      Advisor      Inc.       Corp.     Portfolios   Adjustments      Pro Forma
                         -----------  ----------  ---------- ----------  ----------  -----------  -----------     -----------
Revenues:
 Rental and earned
 income................  $15,490,615  $3,044,839  $        0 $        0  $        0  $18,535,454  $24,048,982(a)
                                                                                                       35,585 (b) $42,620,021
 Fees..................            0           0   8,310,836  5,965,110      73,704   14,349,650   (9,074,807)(c)
                                                                                                   (2,662,141)(d)   2,612,702
 Interest and other
 income................    3,967,318     119,961     165,569          0  10,932,843   15,185,691      249,395 (e)  15,435,086
                         -----------  ----------  ---------- ----------  ----------  -----------  -----------     -----------
 Total revenue.........   19,457,933   3,164,800   8,476,405  5,965,110  11,006,547   48,070,795   12,597,014      60,667,809
Expenses:
 General and
 administrative........    1,010,725     357,568   4,266,169  1,889,904     828,848    8,353,214     (740,042)(f)
                                                                                                   (1,619,238)(g)
                                                                                                      (43,006)(h)   5,950,928
 Advisory fees.........      804,879           0           0          0   1,802,532    2,607,411   (2,607,411)(i)           0
 Fees to Restaurant
 Financial Services
 Group.................            0           0     151,041    594,041           0      745,082     (745,082)(n)           0
 Interest..............            0           0     162,153    183,315   8,320,000    8,665,468      (81,594)(m)   8,583,874
 State taxes...........      251,358       8,969      12,084      1,294       1,600      275,305       20,641 (j)     295,946
 Depreciation--other...            0           0      48,490     14,637           0       63,127          --           63,127
 Depreciation--
 property..............    1,784,269     471,938           0          0           0    2,256,207    3,253,874 (k)   5,510,081
 Amortization..........       10,793       1,890      18,093     61,324     916,577    1,008,677    2,087,159 (l)   3,095,836
                         -----------  ----------  ---------- ----------  ----------  -----------  -----------     -----------
 Total operating
 expenses..............    3,862,024     840,365   4,658,030  2,744,515  11,869,557   23,974,491     (474,699)     23,499,792
                         -----------  ----------  ---------- ----------  ----------  -----------  -----------     -----------
Operating earnings
 (losses)..............   15,595,909   2,324,435   3,818,375  3,220,595    (863,010)  24,096,304   13,071,713      37,168,017
 Equity in earnings of
 joint
 ventures/minority
 interest..............      (31,453)    291,606           0   (126,627)          0      133,526          --          133,526
 Gain on sale of
 properties............            0     547,027           0          0           0      547,027          --          547,027
 Provision for loss on
 properties............            0    (263,186)          0          0           0     (263,186)         --         (263,186)
                         -----------  ----------  ---------- ----------  ----------  -----------  -----------     -----------
Net earnings before
 income taxes..........   15,564,456   2,899,882   3,818,375  3,093,968    (863,010)  24,513,671   13,071,713      37,585,384
 Provision (credit) for
 federal income taxes..            0           0   1,508,258  1,272,133    (317,785)   2,462,606   (2,462,606)(o)           0
                         -----------  ----------  ---------- ----------  ----------  -----------  -----------     -----------
Net earnings (losses)..  $15,564,456  $2,899,882  $2,310,117 $1,821,835   $(545,225) $22,051,065  $15,534,319     $37,585,384
                         ===========  ==========  ========== ==========  ==========  ===========  ===========     ===========
Earnings per share.....  $      0.66                                                                              $      0.51
                         ===========                                                                              ===========
Shares outstanding:
 Weighted average......   23,423,868                                                                               74,093,050(p)
                         ===========                                                                              ===========
 End of period.........   36,192,971                                                                               74,093,050
                         ===========                                                                              ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                         PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

   The Pro Forma Balance Sheet as of September 30, 1998 reflects the transactions of the acquisition of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group (the "Acquisition Proposal") as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the nine months ended September 30, 1998, and for the year ended December 31, 1997, have been prepared to reflect a) the issuance of additional shares and the property acquisitions completed from January 1, 1997 through November 30, 1998 ("Offering and Property Transactions") and b) the transactions of the Acquisition Proposal as set forth in this Proxy Statement. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company and the historical combined financial information of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and the CNL Restaurant Financial Services Group. The Pro Forma Balance Sheet was prepared as if the Offering and Property Transactions and the Acquisition Proposal occurred on September 30, 1998. The Pro Forma Statements of Earnings were prepared as if the Property Acquisitions and the Acquisition Proposal occurred as of January 1, 1997. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the Offering and Acquisition Transaction and the Acquisition Proposal had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the Acquisition Proposal have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2. Method of Accounting

   The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group will be accounted for under the purchase accounting method. The Company will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the Company will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an operating expense on the Company's consolidated statements of earnings, but the Company will not deduct this expense for purposes of calculating funds from operations due to the non-recurring and non-cash nature of the expense.

   All significant intercompany balances and transactions between the Company, CNL Income Fund, Advisor and CNL Restaurant Financial Services Group have been eliminated in the pro forma financial statements.

3. Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of September 30, 1998, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at an annual meeting of stockholders, the stockholders of the Company approved an amendment to increase the number of authorized shares to an amount necessary to enable the Company to issue the shares for the Acquisition.

     (1) Represents the payment of $426,713 in cash and the issuance of 15,987,717 common shares in consideration for the purchase of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 at a share price of $10 plus estimated transaction costs. The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group has been accounted for under the purchase accounting method and goodwill was recognized to the extent that the consideration paid

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

  exceeded the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on the Company's statement of earnings. The Company will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by the Company.

      CNL Income Fund............................................. $ 37,303,878
      Advisor.....................................................   76,000,000
      CNL Restaurant Financial Services Group.....................   47,000,000
                                                                   ------------
        Total Purchase Price (cash and shares)....................  160,303,878
      Less cash paid to CNL Income Fund...........................     (426,713)
                                                                   ------------
        Share consideration.......................................  159,877,165
      Transaction costs of the Company............................    8,933,000
                                                                   ------------
        Total costs incurred...................................... $168,810,165
                                                                   ============

   In addition, the Company i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the CNL Income Fund carrying value of land and building on operating leases by $8,126,954, net investment in direct financing leases by $1,572,850, investment in joint venture by $1,822,278, made downward adjustments to the carrying value of accrued rental income of $762,705, made downward adjustments to other assets of $3,696,959 to adjust historical values to fair value, iii) recorded goodwill of $41,743,184 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $76,854,474 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $28,665,401 of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group.

     (2) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

     (3) Represents the elimination by the CNL Income Fund of $5,250 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by the Company of $1,208,000 in related party payables recorded as receivables by the Advisor.

     (4) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

4. Adjustments to Pro Forma Income Statements

  (I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the nine months ended September 30, 1998, as if the Acquisition was consummated as of January 1, 1997.

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and 2) properties that were developed by the Company from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

         Rental and earned income on Property
          Transactions
          by the Company............................. $9,635,208

    (b) Represents $36,891 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.

    (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

         Origination fees......................... $ (1,569,202)
         Secured equipment lease fee..............      (44,426)
         Advisory fees............................   (1,722,383)
         Reimbursement of administrative costs....     (292,963)
         Acquisition fees.........................  (15,392,193)
         Underwriting fees........................     (254,945)
         Administrative fees......................     (148,491)
         Executive fee............................     (310,000)
         Guarantee fees...........................      (93,750)
         Servicing fee............................   (1,014,117)
         Development fees.........................     (166,876)
         Consulting fee...........................       (1,511)
                                                   ------------
             Total................................ $(21,010,857)
                                                   ============

    (d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

    (e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

    (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL
        Restaurant Financial Services Group.

         Reimbursement of administrative costs..... $  (292,963)
         Servicing fee.............................  (1,014,117)
                                                    -----------
                                                    $(1,307,080)
                                                    ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and
        2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

         General and administrative costs.......... $(1,415,100)

    (h) Represents savings of $38,076 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

    (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

         Advisory fees............................. $(1,722,383)
         Administrative fees.......................    (148,491)
         Executive fee.............................    (310,000)
         Guarantee fees............................     (93,750)
                                                    -----------
                                                    $(2,274,624)
                                                    ===========

    (j) Represents additional income taxes of $51,687 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.

    (k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

         Depreciation expense........................ $1,579,096

    (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote
        (2)

         Amortization of goodwill.................... $1,565,369

    (m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in II (d) below.

         Interest expense............................ $ (68,670)

    (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

         Origination fees.......................... $(1,569,202)
         Underwriting fees.........................    (254,945)
         Consulting fee............................      (1,511)
                                                    -----------
                                                    $(1,825,658)
                                                    ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


    (o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (p) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the proforma financial statements, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

  (II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1997, as if the Acquisition was consummated as of January 1, 1997.

    (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and 2) properties that were developed by the Company from January 1, 1997 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period.

         Rental and earned income on Property
          Transactions by the Company............... $24,048,982

    (b) Represents $35,585 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.

    (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

         Origination fees.......................... $  (594,041)
         Secured equipment lease fee...............    (375,219)
         Advisory fees.............................  (1,775,680)
         Reimbursement of administrative costs.....    (141,054)
         Acquisition fees..........................  (3,887,483)
         Underwriting fees.........................    (151,041)
         Administrative fees.......................    (269,231)
         Executive fee.............................    (250,000)
         Guarantee fees............................    (312,500)
         Arrangement fees..........................    (350,000)
         Servicing fee.............................    (598,988)
         Development fees..........................    (369,570)
                                                    -----------
             Total................................. $(9,074,807)
                                                    ===========

    (d) Represents the deferral of $2,662,141 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

    (e) Represents the elimination of interest income of $1,931,331 earned during the year ended December 31, 1997 assuming all monies raised during 1997 and all cash held on January 1, 1997 was used to effect the Acquisition on January 1, 1997, represents interest income of $2,047,619 earned from

                      CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

       Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the recognition of $133,107 of origination fees collected during the year ended December 31, 1997 which were deferred in (d) and are being amortized and recorded as interest income.

    (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

         Reimbursement of administrative costs.......  $(141,054)
         Servicing fee...............................   (598,988)
                                                       ---------
                                                       $(740,042)
                                                       =========

    (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and
        2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

         General and administrative costs.......... $(1,619,238)

    (h) Represents savings of $43,006 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

    (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

         Advisory fees............................. $(1,775,680)
         Administrative fees.......................    (269,231)
         Executive fee.............................    (250,000)
         Guarantee fees............................    (312,500)
                                                    -----------
                                                    $(2,607,411)
                                                    ===========

    (j) Represents additional income taxes of $20,641 resulting from assuming that acquisitions from January 1, 1997 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.

    (k) Represents increase in depreciation of the building portion of the properties acquired from January 1, 1997 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

         Depreciation expense........................ $3,253,874

    (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote
        (2)

         Amortization of goodwill.................... $2,087,159

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (m) Represents elimination of yearly amortization of arrangement fees of $350,000 capitalized as deferred costs and amortized as interest expense and the capitalization of interest expense during the period that properties were under development.

         Amortization of arrangement fees.............  $(24,144)
         Capitalization of interest during development
          period......................................   (57,450)
                                                        --------
                                                        $(81,594)
                                                        ========

    (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

         Origination fees............................ $(594,041)
         Underwriting fees...........................  (151,041)
                                                      ---------
                                                       (745,082)
                                                      =========

    (o) Represents the elimination of $2,462,606 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (p) Common shares issued during the period were assumed to have been issued and outstanding as of January 1, 1997. For purposes of the proforma financial statement, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

                                                                     Appendix A

             [LETTERHEAD OF LEGG MASON WOOD WALKER, INCORPORATED]

                                March 10, 1999

James M. Seneff, Jr.
Robert A. Bourne
CNL Realty Corporation
as General Partners of
CNL Income Fund VI, Ltd.
400 East South Street
Orlando, FL 32801-2878

               Re: CNL Income Fund VI, Ltd. (the "Partnership")

Gentlemen:

   You have requested our opinion as investment bankers (a) as to the fairness, from a financial point of view, to the Partnership and its limited partners of the shares of common stock (the "Common Stock") of CNL American Properties Fund, Inc. (the "Acquiror") offered to them in the Merger (as defined below), (b) as to the fairness, from a financial point of view, of the aggregate Common Stock offered to the CNL Income Funds (as defined below) in the Merger Transactions (as defined below) and (c) as to the fairness, from a financial point of view, of the method of allocating the aggregate shares of Common Stock among the CNL Income Funds in the Merger Transactions. Under the terms of an agreement and plan of merger (the "Merger Agreement"), dated March 11, 1999, between the Partnership and the Acquiror, the Partnership will merge with and into a wholly owned subsidiary of the Acquiror and the partners of the Partnership will be offered shares of Common Stock as determined pursuant to the Merger Agreement (the "Share Consideration"); such transaction is hereafter referred to as the "Merger."

   The Partnership is one of eighteen Florida limited partnerships (the "CNL Income Funds") served by Messrs. Seneff, Bourne and CNL Realty Corporation as general partners (the "General Partners"). Each CNL Income Fund has executed a merger agreement with the Acquiror on terms similar to the Merger Agreement. The transactions to occur under such merger agreements are referred to as the "Merger Transactions."

   In connection with our opinion, we have, among other things:

     (i) reviewed the Merger Agreement and the merger agreements for each of the Merger Transactions;

     (ii) reviewed the Registration Statement on Form S-4 with respect to the Merger Transactions as filed on March 12, 1999;

     (iii) reviewed the financial statements and the related filings of the Partnership and the other CNL Income Funds on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (iv) reviewed the financial statements and the related filings of the Acquiror on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (v) reviewed certain internal information concerning the business and operations of the Partnership and the other CNL Income Funds furnished to us by the General Partners, including a draft of the Partnership's and the other CNL Income Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vi) reviewed certain internal information concerning the business and operations of the Acquiror furnished to us by management of the Acquiror, including a draft of the Acquiror's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vii) reviewed certain financial data and operating statistics relating to the Partnership, the other CNL Income Funds and the Acquiror provided by the General Partners and the Acquiror and compared them with similar information of selected public companies that we deemed relevant to our inquiry;

     (viii) reviewed the appraisal (the "Appraisal") of the properties of the Partnership and the other CNL Income Funds prepared by Valuation Associates and dated January 6, 1999;

     (ix) held meetings and discussions with certain directors, officers and employees of the General Partners and the Acquiror concerning the operations, financial condition and future prospects of the Partnership, the other CNL Income Funds and the Acquiror; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Partnership, the other CNL Income Funds and the Acquiror. We have further relied upon the assurances of the General Partners that they are unaware of any factors that would materially alter the conclusions made in Legg Mason's fairness opinion, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments of the General Partners and the Acquiror as to the future performance of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason also assumed, with the consent of the General Partners, that any material liabilities (contingent or otherwise, known or unknown) of the Partnership, the other CNL Income Funds and the Acquiror are as set forth in the financial statements of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason also assumed with the consent of the General Partners that the table prepared by or for the General Partners of the allocation of Share Consideration among the General Partners and the limited partners of the Partnership has been prepared in accordance with and complies with the terms and conditions of the partnership agreement of the Partnership. Legg Mason also assumed that the Appraisal was reasonably prepared by and reflected the good faith judgments of Valuation Associates and Legg Mason does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership, the other CNL Income Funds or the Acquiror. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof.

   We have acted as financial advisor to the General Partners and will receive a fee for our services. It is understood that this letter is for the information of the General Partners in their evaluation of the Merger Transactions and our opinion does not constitute a recommendation to the General Partners or any limited partner of the Partnership or any of the other CNL Income Funds as to how such partner should vote on the Merger or the Merger Transactions, as the case may be, or as to whether such partner should elect to receive the Share Consideration or cash and promissory notes of the Acquiror. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. Additionally, our opinion does not compare the relative merits of the Merger and the Merger Transactions with those of any other transaction or business strategy which were or might have been considered by the General Partners as alternatives to the Merger and the Merger Transactions.

   It should be noted that in rendering this opinion with respect to the fairness, from a financial point of view, of (i) the Share Consideration to be offered with respect to the Partnership, (ii) the aggregate Common

Stock offered with respect to the CNL Income Funds and (iii) the method of allocating the shares of Common Stock of the Acquiror among the CNL Income Funds, Legg Mason has neither addressed, nor are we rendering any opinion with respect to, any other aspect of the Merger Transactions, including (a) the value or fairness of the cash and promissory notes option, (b) the prices at which the shares of Common Stock may trade following the Merger Transactions or the trading value of the shares to be offered compared with the current fair market value of the portfolios or other assets of the Partnership and the other CNL Income Funds if liquidated in real estate markets, (c) the tax effect of any aspect of the Merger Transactions, (d) the fairness of the amounts or allocation of the costs of the Merger Transactions or the amounts of such costs allocated to the limited partners or, (e) any other matters with respect to any specific individual partner or class of partners of the Partnership or the other CNL Income Funds.

     Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consideration offered to the Partnership and its limited partners in the Merger, the aggregate shares of Common Stock offered by the Acquiror with respect to the CNL Income Funds in the Merger Transactions and the method of allocating the shares of Common Stock among the CNL Income Funds in the Merger Transactions are fair from a financial point of view.

                                          Very truly yours,

                                          /s/ Legg Mason Wood Walker,
                                           Incorporated
                                          -------------------------------------
                                          Legg Mason Wood Walker, Incorporated

                                                                      Appendix B

                          AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger is entered into as of this 11th day of March, 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund VI, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                   RECITALS:

   WHEREAS, the Parties hereto desire to consummate a merger (the "Merger") whereby the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") and the Florida Revised Uniform Limited Partnership Act (the "Florida RULPA");

   WHEREAS, the Fund is one of 18 CNL Income Funds (collectively with the Fund, the "CNL Income Funds") that APF is proposing to acquire (the "Proposed Acquisitions");

   WHEREAS, the Special Committee (the "Special Committee") of the independent members of the Board of Directors of APF has received a fairness opinion (the "Fairness Opinion") from Merrill Lynch & Co. as to the fairness to APF, from a financial point of view, of the consideration to be paid in connection with the Proposed Acquisitions;

   WHEREAS, the Special Committee has recommended the Merger to the Board of Directors of APF and the Board has approved the proposal to consummate the Merger (the "Merger Proposal") and the related transactions;

   WHEREAS, Legg Mason Wood Walker Incorporated has delivered a fairness opinion (the "Fund Fairness Opinion") to the General Partners as to the fairness to the Fund and its limited partners from a financial point of view, of the APF Common Share consideration offered to the Fund and its limited partners; and

   WHEREAS, the Board of Directors of the OP General Partner has unanimously approved the Merger Proposal;

   NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

                                   ARTICLE I

                                  Definitions

   1.1 Terms Defined in this Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth below:

   "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

   "Affiliated Group" means any affiliated group within the meaning of Code
(S)1504, or any similar group defined under a similar provision of state, local or foreign law.

   "Agreement" means this Agreement, as amended from time to time.

   "APF" has the meaning set forth in the preface above.

   "APF Common Shares" shall mean the shares of common stock, par value $0.01, of APF.

   "APF Indemnity Claim" has the meaning set forth in Section 12.1 below.

   "APF SEC Documents" has the meaning set forth in Section 6.7 below.

   "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms the basis for any specified consequence.

   "Business Combination" has the meaning set forth in Section 4.1(b) below.

   "Cash/Note Option" has the meaning set forth in Section 4.4 below.

   "Closing" has the meaning set forth in Section 2.3 below.

   "CNL Income Funds" has the meaning set forth in the second paragraph of the Recitals above.

   "Closing Date" has the meaning set forth in Section 2.3 below.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Confidential Information" means any information concerning the businesses and affairs of the Fund, the Operating Partnership or APF, if any, that is not already generally available to the public.

   "Delaware RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Disclosure Schedule" has the meaning set forth in the first paragraph of
Article VII below.

   "Dissenting Partners" has the meaning set forth in Section 4.4 below.

   "Effective Time" has the meaning set forth in Section 2.2 below.

   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) tax-qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) tax-qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

   "Fairness Opinion" has the meaning set forth in the third paragraph of the Recitals above.

   "Florida RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Fund" has the meaning set forth in the preface above.

   "Fund Articles of Merger" has the meaning set forth in Section 2.2 below.

   "Fund Fairness Opinion" has the meaning set forth in the fifth paragraph of the recitals above.

   "Fund Indemnity Claim" has the meaning set forth in Section 12.2 below.

   "Fund Interests" means the general and limited partnership interests in the Fund.

   "Fund SEC Documents" has the meaning set forth in Section 7.7 below.

   "GAAP" means United States generally accepted accounting principles as in effect from time to time.

   "General Partners" has the meaning set forth in the preface above.

   "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation but excluding commercially available shrink wrap software), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

   "IRS" means the Internal Revenue Service.

   "Knowledge" means in the case of the Fund, CNL Realty Corporation, Inc., APF and the OP General Partner, the actual knowledge of a director or an executive officer after reasonable investigation and, in the case of the individual General Partners, the collective actual Knowledge of all of the General Partners after reasonable investigation. For the purposes of this Agreement, the Knowledge of one General Partner shall be attributed to the other General Partners.

   "Known" and "Knowingly" mean that the Fund, any General Partner or APF, as applicable, had Knowledge of the particular matter or took the action described with prior Knowledge.

   "Liability" means any liability (whether Known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

   "Material Adverse Effect" means, as to any Party, a material adverse effect on the business, properties, operations or condition (financial or otherwise) which is not related to an industry-wide change in the economy or market or other conditions affecting all businesses in the industry of the Party to which the term is applied.

   "Merger" has the meaning set forth in the first paragraph of the Recitals above.

   "Merger Proposal" has the meaning set forth in fourth paragraph of the Recitals above.

   "Most Recent 10-Q" has the meaning set forth in Section 7.5 below.

   "Most Recent Balance Sheet" means the most recent balance sheet filed in a Fund SEC Document.

   "Notes" has the meaning set forth in Section 4.4 below.

   "NYSE" means the New York Stock Exchange.

   "OP Certificate of Merger" has the meaning set forth in Section 2.2 below.

   "OP General Partner" has the meaning set forth in the Preface above.

   "OP Limited Partner" means CNL APF LP Corp., a Delaware corporation and wholly owned subsidiary of APF.

   "Operating Partnership" has the meaning set forth in the preface above.

   "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

   "Party" or "Parties" has the meaning set forth in the preface above.

   "Partner" means any holder of Fund Interests.

   "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or other entity.

   "Proposed Acquisitions" has the meaning set forth in the second paragraph of the Recitals above.

   "Registration Statement" means the registration statement on Form S-4 to be filed by APF to register the APF Common Shares to be issued as Share Consideration in the Merger.

   "Representative" has the meaning set forth in Section 12.3 below.

   "SEC" means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (e) any minor imperfection of title or similar lien which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on such Party.

   "Share Consideration" has the meaning set forth in Section 4.1(a) below.

   "Special Committee" has the meaning set forth in the third paragraph to the Recitals above.

   "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or has the power to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or otherwise control the management.

   "Surviving Partnership" has the meaning set forth in Section 2.1 below.

   "Takeover Statute" has the meaning set forth in Section 8.9 below.

   "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code

(S)59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

   "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

   "Third-Party Claim" has the meaning set forth in Section 12.4 below.

                                   ARTICLE II

                        Merger; Effective Time; Closing

   2.1 Merger. Subject to the terms and conditions of this Agreement, the Delaware RULPA and the Florida RULPA, at the Effective Time, the Operating Partnership and the Fund shall consummate the Merger in which (i) the Fund shall be merged with and into the Operating Partnership and the separate limited partnership existence of the Fund shall thereupon cease, (ii) the Operating Partnership shall be the successor or surviving limited partnership in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate limited partnership existence of the Operating Partnership with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The limited partnership surviving the Merger is sometimes hereinafter referred to as the "Surviving Partnership." The Merger shall have the effects set forth in the Delaware RULPA and the Florida RULPA. As a result of the Merger, the outstanding Fund Interests shall be converted or cancelled in the manner provided in Article IV.

   2.2 Effective Time. On the Closing Date, subject to the terms and conditions of this Agreement, the Operating Partnership and the Fund shall (i) execute or cause to be executed (A) a Certificate of Merger in the form required by the Delaware RULPA (the "OP Certificate of Merger") and (B) Articles of Merger in the form required by the Florida RULPA (the "Fund Articles of Merger"), and
(ii) cause the OP Certificate of Merger to be filed with the Delaware Secretary of State as provided in the Delaware RULPA and the Fund Articles of Merger to be filed with the Florida Department of State as provided in the Florida RULPA, in each case, on the Closing Date or as soon as practicable thereafter. The Merger shall become effective at (i) such time as the OP Certificate of Merger has been duly filed with the Delaware of Secretary of State and the Fund Articles of Merger has been duly filed with the Florida Department of State or
(ii) such other time as is agreed upon by APF, the OP General Partner and the General Partners and specified in the OP Certificate of Merger and the Fund Articles of Merger. Such time is hereinafter referred to as the "Effective Time."

   2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Shaw Pittman Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, commencing at 9:00 a.m. local time on such date as within five (5) business days following the fulfillment or waiver of the conditions set forth in Article X (other than conditions which by their nature are intended to be fulfilled at the Closing) or such other place or time or on such other date as APF, the OP General Partner and the General Partners may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article X (the "Closing Date"). In no event shall the Closing Date be a date subsequent to December 31, 1999. At the Closing, there shall be delivered to APF, the Operating Partnership, the OP General Partner, the General Partners and the Fund the certificates and other documents and instruments required to be delivered under
Article X.

   2.4 Further Assurances. Each Party hereto will execute such further documents and instruments and take such further actions as may be reasonably requested by one or more of the other Parties to consummate the Merger, to vest the Surviving Partnership with full title to all assets, properties, rights, approvals, immunities and franchises of either the Fund or the Operating Partnership or to effect the other purposes of this Agreement.

                                  ARTICLE III

 Certificate of Limited Partnership; Limited Partnership Agreement;and General
                        Partner of Surviving Partnership

   3.1 Certificate of Limited Partnership. At the Effective Time, the certificate of limited partnership of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein.

   3.2 Limited Partnership Agreement. At the Effective Time, the limited partnership agreement of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the limited partnership agreement of the Surviving Partnership.

   3.3 General Partner. The general partner of the Operating Partnership immediately prior to the Effective Time shall be the general partner of the Surviving Partnership from and after the Effective Time until it is replaced or it resigns in accordance with the limited partnership agreement of the Surviving Partnership.

                                   ARTICLE IV

              Share Consideration; Payment of Share Consideration

   4.1 Share Consideration; Conversion or Cancellation of Fund Interests in Merger.

   (a) At the Effective Time, by virtue of the Merger and without any action by the Parties, all of the outstanding Fund Interests (i) shall be converted into the right to receive up to 3,730,388 fully paid and nonassessable APF Common Shares (1,865,194 APF Common Shares if the Reverse Split [defined below] occurs before the Closing) (the "Share Consideration") pursuant to the terms of
Section 4.2 below, (ii) shall cease to be outstanding, and (iii) shall be canceled and retired and shall cease to exist, and each Partner, as the holder of such Fund Interests shall cease to have any rights with respect thereto, except the right to receive either (A) APF Common Shares therefor in accordance with this Section 4.1 and Section 4.3 or (B) the cash and Notes in accordance with Section 4.4 below. Subject to the approval of the APF's shareholders of an amendment to its article of incorporation, APF anticipates that prior to the Closing it will effect a one for two reverse stock split (the "Reverse Split") pursuant to which each two shares of APF Common Shares outstanding will be exchanged for one share of APF Common Shares.

   (b) Except for the Reverse Stock Split described in Section 4.1(a), prior to the Effective Time, APF shall not split or combine the APF Common Shares, or pay a stock dividend or other stock distribution in APF Common Shares, or in rights or securities exchangeable for, convertible into or exercisable for APF Common Shares, or otherwise change APF Common Shares into, or exchange APF Common Shares for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of APF as a result of which APF stockholders receive cash, stock, or other property in exchange for, or in connection with, their APF Common Shares (a "Business Combination") or otherwise), or make any other dividend or distribution on or of APF Common Shares (other than regular quarterly cash dividends paid on APF Common Shares or any distribution pursuant to APF's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination, or change.

   (c) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the APF Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

   4.2 Payment of Share Consideration. At the Closing, subject to Section 4.4 below, the Partners shall receive the Share Consideration (less expenses paid by APF on behalf of the Fund), distributed in accordance with the provisions of the Fund's limited partnership agreement as of the Closing Date. For the purposes of this Agreement, the Share Consideration will be reduced (i) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund and (ii) as provided in Section 4.4 below.

   4.3 Fractional APF Common Shares. No certificates representing fractional APF Common Shares shall be issued upon conversion of any Fund Interests. Each Partner of the Fund who would otherwise be entitled to fractional APF Common Shares will receive one APF Common Share for a fractional interest representing 50% or more of one APF Common Share. No APF Common Shares will be issued for a fractional interest representing less than 50% of one APF Common Share.

   4.4 Cash/Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the cash/note option (the "Cash/Note Option"), such Dissenting Partners shall be entitled to receive, in lieu of the Share Consideration, consideration based on such Dissenting Partners' percentage interest (as determined by the Fund's partnership agreement) in the Fund's asset liquidation value of $34,043,807, based on Valuation Associates' appraisal. Such consideration shall be payable 10% in cash and 90% in Callable Notes due in 2006 (the "Notes"). The Notes will bear interest at a fixed rate equal to 120% of the applicable federal rate as of the date the consent solicitation on Form S-4 is mailed to the limited partners. The Share Consideration shall be reduced on a one-for-one basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Cash/Note Option.

                                   ARTICLE V

             Representations and Warranties of The General Partners

   Each General Partner severally represents and warrants to APF and the Operating Partnership that the statements contained in this Article V are correct and complete as of the date hereof and on the Closing Date:

   5.1 Authorization of Transaction. The General Partner has full power and authority (including, as applicable, full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the General Partner, enforceable in accordance with its terms and conditions. The General Partner does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   5.2 Noncontravention. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the General Partner is subject or, as applicable, any provision of the General Partner's articles of incorporation, bylaws or other organizational documents.

                                   ARTICLE VI

 Representations and Warranties of APF, The OPGeneral Partner and The Operating
                                  Partnership

   APF, the OP General Partner and the Operating Partnership jointly and severally represent and warrant to the General Partners and the Fund that the statements contained in this Article VI are correct and complete as of the date hereof and the Closing Date:

   6.1 Organization. APF is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. APF is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on APF. APF has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The OP General Partner is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. The Operating Partnership is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Operating Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Operating Partnership. The Operating Partnership has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. APF and the OP General Partner have delivered to the General Partners and the Fund correct and complete copies of the certificate of incorporation of APF and the OP General Partner and the certificate of limited partnership and the limited partnership agreement of the Operating Partnership (each as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of APF and the OP General Partner and any organizational records of the Operating Partnership have been made available to the General Partners and the Fund and are correct and complete. APF is not in default under or in violation of any provision of its certificate of incorporation, and the Operating Partnership is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   6.2 Capital Stock. The authorized capital stock of APF consists of 125,000,000 shares of common stock, $.01 par value (the "APF Common Shares"), of which 74,696,927 shares are outstanding as of January 31, 1999. Since January 31, 1999, APF has not issued any shares of capital stock. All outstanding APF Common Shares are, and all APF Common Shares issuable under any stock option plans of APF, will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 57,269,612 APF Common Shares which may be issued in connection with APF's acquisition of the other 17 CNL Income Funds in the Proposed Acquisitions and the 12,300,000 APF Shares which may be issued in connection with APF's acquisition of CNL Fund Advisors, Inc., CNL Financial Services, Inc. and CNL Financial Corp., there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which APF is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem, or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock. All of the outstanding general partner interests of the Operating Partnership are owned by the OP General Partner, and all of the outstanding limited partner interests of the Operating Partnership are owned by the OP Limited Partnership, and there are outstanding on the date hereof no options, warrants, rights, commitments or any other agreements of any character to which the Operating Partnership or any partner thereof is a party or which it may be bound requiring it to issue, transfer, sell, purchase, register, redeem or acquire any interest in the Operating Partnership.

   6.3 Authorization for Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of APF will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will be registered under the Securities Act and will be registered or exempt from registration under all applicable state securities laws. The Share Consideration will, when issued, be approved for listing on the NYSE, subject to official notice of issuance.

   6.4 Authorization of Transaction. APF, the OP General Partner and the Operating Partnership have full power and authority (including full corporate and limited partnership, as applicable, power and authority) to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance by APF, the OP General Partner and the Operating Partnership of this Agreement have been duly and validly authorized by the boards of directors of APF and the OP General Partner. This Agreement constitutes the valid and legally binding obligation of APF, the OP General Partner and the Operating Partnership, enforceable in accordance with its terms and conditions. None of APF, the OP General Partner or the Operating Partnership needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   6.5 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which, APF, the OP General Partner or the Operating Partnership is subject or any provision of APF's or the OP General Partner's articles of incorporation or by-laws or the Operating Partnership's certificate of limited partnership or limited partnership agreement or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which APF, the OP General Partner or the Operating Partnership is a party or by which it is bound or to which any of its assets is subject or (iii) result in the imposition of a Security Interest upon any of its assets.

   6.6 Title to Assets. APF has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of its most recent quarterly report on Form 10-Q.

   6.7 Reports and Financial Statements. APF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "APF SEC Documents"). All of the APF SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such APF SEC Documents. None of the APF SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed APF SEC Documents. There is no unresolved violation, criticism or exception by any governmental entity of which APF has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to APF could have a Material Adverse Effect on APF. The financial statements of APF included in the APF SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of APF as of the dates thereof and the results of operations and cash flows of APF for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   6.8 Events Subsequent to September 30, 1998. Since September 30, 1998, nothing has occurred which has had or would reasonably be expected to have a Material Adverse Effect on APF.

   6.9 Litigation. Except as publicly disclosed by APF in its APF SEC Documents or on Schedule 1, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of APF, threatened against APF or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on APF or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by APF in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by APF in any APF SEC Document, none of APF or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on APF or would prevent or delay the consummation of the transactions contemplated hereby.

   6.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by APF for inclusion or incorporation by reference in (i) the Registration Statement to be filed by APF with the SEC in connection with the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement sent by APF to its shareholders pertaining to the Merger will, at the date mailed to shareholders and at the times of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APF, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement or the proxy statement, APF shall promptly so advise the General Partners and such event shall be so described, and such amendment or supplement (which the General Partners shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   6.11 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by APF in its APF SEC Documents or disclosed in
Schedule 1, as of December 31, 1998, to APF's Knowledge, none of APF or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which are not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of APF and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in any reports filed by it with the APF SEC Documents, since December 31, 1998, the business of APF and its Subsidiaries has been carried on only in the ordinary and usual course, to APF's Knowledge, none of APF or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to APF or its Subsidiaries Known to APF having or which could reasonably be expected to have, a Material Adverse Effect on APF.

   6.12 Brokers' Fees. Except for the fees and expenses paid to Merrill Lynch & Co. with respect to the delivery of the Fairness Opinion to the Special Committee and in connection with the financial services provided by Salomon Smith Barney, none of APF, the OP General Partner or the Operating Partnership has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

   6.13 Qualification as a REIT. APF is a "real estate investment trust" for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not cause APF to cease to qualify as a "real estate investment trust" for federal income tax purposes.

   6.14 Compliance with Applicable Law. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, it and its Subsidiaries hold all permits, licenses, variances, exemptions, order and approvals of all governmental entities necessary for the lawful conduct of their respective businesses, except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its

APF SEC Documents, to APF's Knowledge, APF and its Subsidiaries are in compliance with the material terms of its permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF, the businesses of APF and its Subsidiaries are not, to APF's Knowledge, being conducted in violation of any law, ordinance or regulation of any governmental entity except that no representation or warranty is made in this Section 6.14 with respect to environmental laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, no investigation or review by any governmental entity with respect to APF or its Subsidiaries is pending or, to the Knowledge of APF, threatened, nor, to the Knowledge of APF, has any government entity indicated an intention to conduct the same, other than, in each case, those which APF reasonably believes will not have a Material Adverse Effect on APF.

   6.15 Intellectual Property.

   (a) APF owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of APF as presently conducted. Each item of Intellectual Property owned or used by APF immediately prior to the Closing hereunder will be owned or available for use by APF on identical terms and conditions immediately subsequent to the Closing hereunder. APF has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) APF has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of APF's directors or officers (or employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that APF must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of APF which are material to the operation of APF's business.

   (c) APF has no patent or registration which has been issued to APF with respect to any of its Intellectual Property.

   (d) Nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of APF's business as presently conducted.

   6.16 Insurance. With respect to each current insurance policy to which APF is a party, a named insured or is otherwise the beneficiary of coverage, to the knowledge of APF: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither APF nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof.

   6.17 Tenants. To the Knowledge of APF and except as set forth on Schedule 1, no current tenant of a property owned by APF, which as of the date of APF's most recent quarterly report on Form 10-Q represented more than 5% of APF's total revenues, presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   6.18 Disclosure. APF is in compliance in all material respects with its obligation under the Securities Exchange Act to publicly disclose material information in a timely fashion.

                                  ARTICLE VII

               Representations and Warranties Concerning the Fund

   The General Partners and the Fund jointly and severally represent and warrant to APF and the Operating Partnership that the statements contained in this Article VII are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by the General Partners and the Fund to APF and the Operating Partnership in accordance with the provisions of
Section 8.14 (the "Disclosure Schedule"). Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII.

   7.1 Organization, Qualification, and Corporate Power. The Fund is a limited partnership duly organized, validly existing, and in good standing under the laws of Florida. The Fund is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Except as set forth in Section 7.1(a) of the Disclosure Schedule, the Fund has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Section 7.1(b) of the Disclosure Schedule lists the directors and officers of the corporate General Partner. The General Partners have been made available to APF and the Operating Partnership correct and complete copies of the certificate of limited partnership and the limited partnership agreement of the Fund (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the corporate General Partner and any organizational records of the Fund have been made available to APF and the Operating Partnership and are correct and complete in all material respects. The Fund is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   7.2 Capitalization. All of the outstanding ownership interests in the Fund (the "Fund Interests") consist of (i) one percent in general partnership interests and (ii) 70,000 units of limited partnership interests. All of the outstanding Fund Interests have been duly authorized, are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Fund to issue, sell, or otherwise cause to become outstanding any additional ownership interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Fund.

   7.3 Authorization of Transaction. The Fund has full power and authority (including full limited partnership power and authority) to execute and deliver this Agreement and, upon the affirmative vote of a majority of the outstanding limited partnership Fund Interests, will have full power and authority (including limited partnership power and authority) to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Fund, enforceable in accordance with its terms and conditions, subject to bankruptcy, insolvency, moratorium and rights of creditors generally. The Fund is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   7.4 Noncontravention. Except as set forth in Section 7.4 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Fund is subject or any provision of the certificate of limited partnership or limited partnership agreement of the Fund or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Fund is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

   7.5 Title to Assets. The Fund has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC (the "Most Recent 10-Q") or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent 10-Q.

   7.6 Subsidiaries. The Fund does not have any Subsidiaries, operating or otherwise.

   7.7 Reports and Financial Statements. The Fund has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "Fund SEC Documents"). All of the Fund SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Fund SEC Documents. None of the Fund SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed Fund SEC Documents. There is no unresolved violation by any governmental entity of which the Fund has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to the Fund could have a Material Adverse Effect on the Fund. The financial statements of the Fund included in the Fund SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Fund as of the dates thereof and the results of operations and cash flows of the Fund for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   7.8 Events Subsequent to the Most Recent 10-Q. Since the date of the Most Recent 10-Q nothing has had a Material Adverse Effect on the Fund. Without limiting the generality of the foregoing, since that date, except as set forth in the appropriately lettered paragraph of Section 7.8 of the Disclosure
Schedule:

   (a) the Fund has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as reasonably determined by the General Partners) in the Ordinary Course of Business;

   (b) the Fund has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 except in the Ordinary Course of Business;

   (c) no party (including the Fund) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which the Fund is a party or by which it is bound except in the Ordinary Course of Business;

   (d) the Fund has not imposed any Security Interest upon any of its assets, tangible or intangible except in the Ordinary Course of Business;

   (e) the Fund has not made any capital expenditure (or series of related capital expenditures) involving more than $50,000 except in the Ordinary Course of Business;

   (f) the Fund has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

   (g) the Fund has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

   (h) the Fund has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

   (i) the Fund has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

   (j) the Fund has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

   (k) there has been no change made or authorized in the certificate of limited partnership or limited partnership agreement of the Fund;

   (l) the Fund has not issued, sold, or otherwise disposed of any ownership interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any ownership interests in the Fund;

   (m) the Fund has not declared, set aside, or paid any dividend or made any distribution with respect to its ownership interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its ownership interests other than distributions consistent with past practices;

   (n) the Fund has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

   (o) the Fund has not made any loan to, or entered into any other transaction with, any of the General Partners or the directors, officers, or employees of the corporate General Partner outside the Ordinary Course of Business;

   (p) the Fund has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

   (q) the Fund has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

   (r) to the Knowledge of the General Partners, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Fund; and

   (s) the Fund is not under any legal obligation, whether written or oral, to do any of the foregoing.

   7.9 Undisclosed Liabilities. The Fund does not have any Liability (and, to the Knowledge of the General Partners, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or which are not in the aggregate material.

   7.10 Legal Compliance. Except as disclosed in the Fund SEC Documents, the Fund has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder), the violation of which could cause a Material Adverse Effect to the Fund, of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

   7.11 Tax Matters.

   (a) The Fund has filed all material Tax Returns that it was required to file, including, without limitation, any material Tax Returns required to be filed with any state. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Fund (as shown on any filed Tax Return) have been paid. The Fund currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Fund does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Fund that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) The Fund has withheld and, if due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, Partner, or other third party.

   (c) The General Partners do not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Fund either (A) claimed or raised by any authority in writing or (B) as to which any of the General Partners has Knowledge. Section 7.11(c) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Fund for taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Fund since December 31, 1996.

   (d) The Fund has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) The Fund has not filed a consent under Code (S)341(f) concerning collapsible corporations. The Fund has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code (S)280G. The Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. The Fund is not a party to any Tax allocation or sharing agreement. The Fund (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Fund) or (B) has any Liability for the Taxes of any Person (other than the Fund) under Treas. Reg. (S)1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

   7.12 Real Property.

   Section 7.12(a) of the Disclosure Schedule lists and describes briefly all real property owned, leased or subleased by the Fund. Section 7.12(b) of the Disclosure Schedule lists all leases and subleases to which the Fund is a party, and the General Partners have made available to APF correct and complete copies of all such leases and subleases (as amended to date). With respect to each lease and sublease listed in Section 7.12(b) of the Disclosure Schedule:

   (a) the lease or, to the Knowledge of the General Partners, the sublease is legal, valid, binding, enforceable, and in full force and effect, except as may be affected by bankruptcy, insolvency, moratorium and the rights of creditors generally;

   (b) no consent is required with respect to the lease or sublease as a result of this Agreement, and the actions contemplated by this Agreement will not result in the change of any terms of the lease or sublease or otherwise affect the ongoing validity of the lease or sublease;

   (c) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

   (d) no party to the lease or, to knowledge of the General Partners, sublease has repudiated any provision thereof;

   (e) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or, to the Knowledge of the General Partners, sublease;

   (f) the Fund has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

   (g) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required by the Fund in connection with the operation thereof and, to the Knowledge of the General Partners, have been operated and maintained in all material respects in accordance with applicable laws, rules, and regulations; and

   (h) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

   7.13 Intellectual Property.

   (a) The Fund owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of the Fund as presently conducted. Each item of Intellectual Property owned or used by the Fund immediately prior to the Closing hereunder will be owned or available for use by the Fund on identical terms and conditions immediately subsequent to the Closing hereunder. The Fund has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) The Fund has not Knowingly interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the General Partners nor any of the corporate General Partner's directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Fund must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the General Partners, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Fund which are material to the operation of the Fund's business.

   (c) The Fund has no patent or registration which has been issued to the Fund with respect to any of its Intellectual Property.

   (d) Section 7.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Fund uses pursuant to license, sublicense, agreement, or permission. The General

Partners have made available to APF and the Operating Partnership correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).

   (e) To the Knowledge of the General Partners, nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Fund's business as presently conducted.

   7.14 Tangible Assets. The Fund owns or leases all buildings, machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted. Each such tangible asset is free from all material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The Most Recent Balance Sheet sets forth all of the assets, in the opinion of the General Partners, necessary to conduct the Fund's business as it is currently being conducted.

   7.15 Contracts. Section 7.15 of the Disclosure Schedule lists all of the following types of contracts and other agreements to which the Fund is a party:

   (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

   (b) any agreement concerning a partnership or joint venture;

   (c) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

   (d) any agreement concerning confidentiality or noncompetition;

   (e) any agreement with any General Partner or any of their Affiliates (other than the Fund);

   (f) any agreement under which it has advanced or loaned any amount to any of the General Partners or the corporate General Partner's directors, officers, and employees outside the Ordinary Course of Business; or

   (g) any agreement under which the consequences of a default or termination could have a Material Adverse Effect.

   The General Partners have made available to APF and the Operating Partnership a correct and complete copy of each written agreement listed in
Section 7.15 of the Disclosure Schedule (as amended to date) which is not included as an exhibit to a Fund SEC Document and a written summary setting forth the terms and conditions of each oral agreement referred to in Section
7.15 of the Disclosure Schedule. With respect to each agreement set forth in
Section 7.15 of the Disclosure Schedule or filed as an exhibit to a Fund SEC
Document: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

   7.16 Notes and Accounts Receivable. All notes and accounts receivable of the Fund are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Fund.

   7.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Fund.

   7.18 Insurance. Section 7.18 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Fund has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets): (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; and (iii) the policy number and the period of coverage. With respect to each current insurance policy, to the Knowledge of the General Partners and the Fund: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Fund nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Fund has been covered during the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets) by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period. Section 7.18 of the Disclosure Schedule describes any self-insurance arrangements affecting the Fund.

   7.19 Litigation. Section 7.19 of the Disclosure Schedule sets forth each instance, not already disclosed in the Fund SEC Documents, in which the Fund
(i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to or, to its Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section
7.19 of the Disclosure Schedule or the Fund SEC Documents could result in any Material Adverse Effect on the Fund. None of the General Partners has any reason to believe that any additional such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Fund.

   7.20 Tenants. To the Knowledge of any of the General Partners, no current tenant of a property owned by the Fund presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   7.21 Employees. The Fund does not have and has never had any employees, officers or directors. The Fund is not and has never been a party to or had any liability with respect to any Employee Benefit Plan.

   7.22 Guaranties. The Fund is not a guarantor of and is not otherwise liable for any liability or obligation (including indebtedness) of any other Person.

   7.23 Registration Statement. The information furnished by the Fund for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.24 Environmental Matters. The Fund is currently in compliance with all material environmental laws, ordinances, regulations and orders applicable to its business or properties, and, to the Knowledge of the General Partners, the tenants' present uses of the Fund's properties, whether leased or owned, do not materially violate any such laws, ordinances, regulations or orders. The Fund is not subject to any Liability or claim in connection with any environmental law or any use, treatment, storage or disposal of any hazardous substance or material or pollutant or any spill, leakage, discharge or release of any hazardous substance or material or pollutant as a result of having owned or operated any business prior to the Effective Time, which if a violation existed would have a Material Adverse Effect on the Fund.

   7.25 Vote Required. The affirmative vote of at least a majority of the outstanding Fund Interests is the only vote of any security holder in the Fund (under applicable law or otherwise) required to approve the Merger, this Agreement and the other transactions contemplated hereby.

   7.26 Disclosure. The representations and warranties contained in this
Article VII do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VII not misleading.

                                  ARTICLE VIII
                             Pre-Closing Covenants

   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

   8.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article X below).

   8.2 Notices and Consents. The General Partners shall give any notices to third parties and obtain any third party consents referred to in Sections 5.1, 5.2, 7.3 and 7.4 above and the related sections of the Disclosure Schedule. APF, the OP General Partner and the Operating Partnership shall give any notices to third parties and obtain any third party consents referred to in Sections 6.4 and 6.5 above. Each of the Parties shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 5.1, 6.4 and
7.3 above.

   8.3 Maintenance of Business; Prohibited Acts. During the period from the date of this Agreement to the Effective Time, the General Partners will not, and will not cause the Fund to, take any action that adversely affects the ability of the Fund (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organizations, and (iii) to preserve its relationships with its tenants; and the General Partners will not allow the Fund to, without the OP General Partner's prior written consent, which consent shall not be unreasonably withheld:

   (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrance of (i) any additional ownership interests (including the Fund Interests), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its ownership interests or any other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or (ii) any other securities in respect of, in lieu of or in substitution for the Fund Interests outstanding on the date hereof;

   (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Fund Interests);

   (c) split, combine, subdivide or reclassify any of its ownership interests or otherwise make any payments to the Partners; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution in respect of its ownership interests at such times and in such manner and amount as may be consistent with the Fund's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from December 31, 1998 through the Effective Time, to the extent not otherwise paid or distributed to the Partners), or (ii) any distribution of property necessary for the representation and warranty set forth in Section
7.11 to be true and correct;

   (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

   (e) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation outside the Ordinary Course of Business;

   (f) other than as may be necessary to consummate the Merger, adopt any amendments to its certificate of limited partnership or limited partnership agreement;

   (g) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, outside the Ordinary Course of Business;

   (h) engage in the conduct of any business the nature of which is materially different from the business in which the Fund is currently engaged;

   (i) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Fund;

   (j) forgive any indebtedness owed to the Fund or convert or contribute by way of capital contribution any such indebtedness owed;

   (k) authorize or enter into any agreement providing for management services to be provided by the Fund to any third party or an increase in management fees paid by any third party under existing management agreements;

   (l) mortgage, pledge, encumber, sell, lease or transfer any material assets of the Fund except as contemplated by this Agreement;

   (m) authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

   (n) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.

   8.4 Full Access. The General Partners shall permit representatives of APF and the OP General Partner to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Fund to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Fund. APF, the OP General Partner and the Operating Partnership shall permit representatives of the General Partners and the Fund to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of APF and the Operating Partnership to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to APF, the OP General Partner and the Operating Partnership. The Parties agree that any information obtained in connection with the exercise of their rights pursuant to this Section 8.4 shall be Confidential Information for purposes of this Agreement.

   8.5 Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Articles V, VI or VII above, as applicable. No disclosure by any Party pursuant to this Section 8.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

   8.6 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of APF, the Operating Partnership, the General Partners and the Fund shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of APF after the Effective Time as a real estate investment trust as defined within Section 856 of the Code.

   8.7 Fund Partner Approval. The General Partners hereby agree to vote the Fund Interests owned by them in favor of this Agreement and the transactions contemplated hereby and agree, subject to the satisfaction of their fiduciary duties as general partners under Florida law, as reasonably determined by the General Partners, to recommend that the limited Partners of the Fund vote their Fund Interests in favor of this Agreement and the transactions contemplated hereby.

   8.8 Delivery of Certain Financial Statements.

   (a) In addition to disclosure in Fund SEC Documents required to be filed by the Fund, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, the Fund shall provide to APF and the OP General Partner with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by the Fund and each of the General Partners that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of the Fund as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   (b) In addition to disclosure in APF SEC Documents required to be filed by APF, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, APF shall provide to the Fund and the General Partners with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by APF that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of APF as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   8.9 State Takeover Statutes. APF, the APF Board of Directors, the Operating Partnership, the Fund and the General Partners shall (i) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation, including without limitation, the control share acquisition provisions of Section 3-701 et seq. of the Maryland GCL and the business combination provisions of Section 3-601 et seq of the Maryland GCL (each, a "Takeover Statute"), is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and
(ii) if any Takeover Statute becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

   8.10 Exclusivity. None of the General Partners shall solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Fund (including any acquisition structured as a merger, consolidation, or share exchange). The General Partners shall notify APF and the Operating Partnership immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

   8.11 Listing. APF shall effect, at or before the issuance of any APF Common Shares issued as Share Consideration pursuant to Article IV, authorization for listing or quotation of such APF Common Shares on the NYSE, subject to official notice of issuance.

   8.12 Maintenance of APF's Business. During the period from the date of this Agreement to the Effective Time, APF will not take any action that adversely affects the ability of APF (i) to pursue its business in the ordinary course,
(ii) to seek to preserve intact its current business organizations (iii) to preserve its relationships with its tenants and (iv) will not take any action to affect it status as a REIT for federal income tax purposes.

   8.13 Registration of Share Consideration. APF shall cause the Registration Statement to become effective prior to the Closing Date.

   8.14 Delivery and Approval of Disclosure Schedule and Schedule 1. Within fifteen (15) business days after the date of this Agreement the General Partners shall deliver to APF the Disclosure Schedule and APF shall deliver to the General Partners Schedule 1. Within fifteen (15) business days after APF receives the Disclosure Schedule it shall give the General Partners notice either that the disclosures in the Disclosure Schedule are, as to substance, satisfactory to APF, in its sole and absolute discretion, or that they are not satisfactory and that APF terminate this Merger Agreement pursuant to Section
11.2. Likewise, within fifteen (15) business days after the General Partners receive Schedule 1, the General Partners shall give APF notice either that the disclosures in Schedule 1 are, as to substance, satisfactory to them, in their sole and absolute discretion, or that they are not satisfactory and that such General Partners terminate the Agreement pursuant to Section 11.2. In the case of both APF and the General Partners, the failure of either to give the notice specified above within the applicable fifteen (15) business day period shall constitute approval of the Disclosure Schedule or Schedule 1, as applicable.

   8.15 Certain Acquisitions. APF or its Subsidiaries shall acquire CNL Fund Advisors, Inc., CNL Financial Corp. and CNL Financial Services, Inc. (collective, the "CNL Restaurant Services Group") substantially in accordance with the terms and conditions set forth in their respective merger agreements dated on or about the date hereof or such other terms that are mutually agreed to by the parties.

                                   ARTICLE IX

                             Post-Closing Covenants

   The Parties agree as follows with respect to the period following the
Closing:

   9.1 General. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XII below). The General Partners acknowledge and agree that from and after the Closing, the Surviving Partnership will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Fund.

   9.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Fund, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Article XII below).

   9.3 Transition. The General Partners will not take any action that is designed or intended to have the effect of discouraging any tenant, lessor, licensor, customer, supplier, or other business associate of the Fund from maintaining the same business relationships with the Surviving Partnership after the Closing as it maintained with the Fund prior to the Closing.

   9.4 Confidentiality.

   (a) The General Partners and the Fund will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to APF or the OP General Partner, as applicable, or destroy, at the request and option of APF or the OP General Partner, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the General Partners or the Fund is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such General Partner or the Fund, as applicable, will notify APF or the OP General Partner, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such General Partner or the Fund is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such General Partner or the Fund, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that such General Partner or the Fund, as applicable, shall use its best efforts to obtain, at the request of APF or the OP General Partner, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as APF or the OP General Partner, as applicable, shall designate.

   (b) APF, the OP General Partner and the Operating Partnership will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and, if the Closing does not occur, deliver promptly to the Fund General Partners, as applicable, or destroy, at the request and option of the Fund or the General Partners, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. Prior to the Closing and if the Closing does not occur, in the event that any of APF, the OP General Partner or the Operating Partnership is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, APF, the OP General Partner or the Operating Partnership, as applicable, will notify the Fund or the General Partners, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this
Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, APF, the OP General Partner or the Operating Partnership is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then APF, the OP General Partner or the Operating Partnership, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that APF, the OP General Partner or the Operating Partnership, as applicable, shall use its best efforts to obtain, at the request of the Fund or the General Partners, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Fund or the General Partners, as applicable, shall designate.

   9.5 Covenant Not to Compete. Unless employed by the Surviving Partnership or APF after the Closing, for a period of three years from and after the Closing Date, none of the General Partners will engage directly or indirectly in any business serving the restaurant industry that the Surviving Partnership or APF conducts as of the Closing Date, except existing restaurant businesses and properties currently owned or advised by affiliates of CNL Group, Inc., including CNL Advisory Services, Inc. In addition, and not in lieu of the foregoing, for a period of three years from and after the Closing Date, James
M. Seneff, Jr. hereby covenants and agrees not to engage or participate, directly or indirectly, as principal, agent, executive, employee, employer, consultant, stockholder, partner or in any other individual capacity whatsoever, in the conduct or management of, or own any stock or any other equity investment in or debt of, any business that relates to the ownership, acquisition or development of "restaurant operations"; provided, however, for the purposes of this Agreement, "restaurant operations" shall not include the ownership, acquisition or development of hotel and health care properties that contain restaurant operations and those entities set forth on Schedule 9.5, and provided further, the noncompetition covenant shall not operate to preclude Mr. Seneff's ownership of APF Common Shares and of up to 5% of the equity securities of companies whose common stock is publicly traded that are engaged in owning, operating, franchising or making are engaged in owning, operating, franchising or making loans to restaurants and restaurant companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

   9.6 Tax Matters.

   (a) If there is an adjustment to any item reported on a pre-closing Tax Return that results in an increase in the Taxes payable by the Fund or any of the General Partners, and such adjustment results in a corresponding adjustment to items reported on a post-closing Tax Return with the result that the Taxes payable either by APF, any of its Subsidiaries, or by any consolidated group of companies of which APF or any Subsidiary are then members are reduced, or a refund of Taxes is increased, then any APF Indemnity Claim that the General Partners or Fund owes APF or the Operating Partnership pursuant to Article XII below shall be reduced by the amount by which such Taxes are reduced or such refunds are increased.

   (b) Any refund or credit of Taxes (including any statutory interest thereon) received by APF or any of its Subsidiaries attributable to periods ending on or prior to or including the Closing Date that were paid by the Fund pursuant to this Agreement shall reduce any APF Indemnity Claim that the General Partners or the Fund owes APF pursuant to Article XII below by an amount equal to the amount of such refund or credit.

   (c) In the event that APF or any of its Subsidiaries receives notice, whether orally or in writing, of any pending or threatened federal, state, local or foreign tax examinations, claims settlements, proposed adjustments or related matters with respect to Taxes that could affect the Fund or the General Partners, or if the Fund or any of the General Partners receives notice of such matters that could affect APF or any of its Subsidiaries, the party receiving such notice shall notify in writing the potentially affected party within ten
(10) days thereof. The failure of either party to give the notice required by this Section shall not impair such party's rights under this Agreement except to the extent that the other party demonstrates that it has been damaged thereby.

   (d) The General Partners shall have the responsibility for, and shall be entitled, at their expense, to contest, control, compromise, reasonably settle or appeal all proceedings with respect to pre-closing Taxes.

                                   ARTICLE X

                       Conditions to Obligation to Close

   10.1 Conditions to Each Party's Obligation. The respective obligations of APF, the OP General Partner, the Operating Partnership, the Fund and the General Partners to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived upon the written consent of APF and the General Partners:

   (a) Governmental Approvals and Consents. The Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Sections 5.1, 6.4, and 7.3 above.

   (b) No Injunction or Proceedings. There shall not be any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, in the reasonable judgment of APF or the General Partners, (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

   (c) No Suspension of Trading, Etc. At the Effective Time, there shall be no declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war or other international, armed hostility or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of APF, would have a Material Adverse Effect on the Fund or, in the sole judgment of any of the General Partners, would have a Material Adverse Effect on APF.

   (d) Shareholder/Partner Approvals. The stockholders of APF shall have approved APF's Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A, and the Partners of the Fund shall have approved the Merger Proposal, amendments to the partnership agreement, if any.

   (e) Registration of Share Consideration. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

   10.2 Conditions to Obligation of APF, the OP General Partner and the Operating Partnership. The obligations of APF, the OP General Partner and the Operating Partnership to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) the General Partners and the Fund shall have delivered to APF and the OP General Partner a certificate to the effect that:

     (i) the representations and warranties set forth in Article V and
  Article VII above are true and correct in all material respects at and as of the Closing Date;

     (ii) the General Partners and the Fund have performed and complied with all of their covenants hereunder in all material respects at and as of the Closing Date;

     (iii) the General Partners and the Fund have procured all of the material third-party consents specified in, respectively, Section 5.2 and
  Section 7.4 above and the related sections of the Disclosure Schedule; and

     (iv) no action, suit, or proceeding is pending or, to their Knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
  (C) affect adversely the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

Notwithstanding the foregoing, APF's obligation to close as a result of a breach of the representations and warranties contained in Section 7.24 shall be governed solely by Section 10.2(e) below.

   (b) since December 31, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of the Fund, such determination to be made in the reasonable discretion of APF;

   (c) APF and the Operating Partnership shall have received an opinion dated as of the Closing Date from Baker and Hostetler LLP, counsel to the General Partners and the Fund, taken as a whole, in form and substance reasonably satisfactory to APF and the Operating Partnership;

   (d) APF shall have received the Disclosure Schedule and approved it in accordance with Section 8.14;

   (e) There shall not exist an unlawful environmental condition on one or more properties owned by the Fund, which in the opinion of a mutually acceptable environmental engineer or consultant, would require APF to expend in excess of $3,730,388 in order to remediate such unlawful environmental condition and cause the subject property or properties to comply with applicable environmental laws, ordinances, regulations or orders; and

   (f) If each of the CNL Income Funds approves its respective Proposed Acquisition, Merrill Lynch & Co. shall not have withdrawn its Fairness Opinion issued in connection with the Merger. If a Proposed Acquisition is not approved by the applicable CNL Income Fund, then the Special Committee of the Board of Directors of APF shall have received a fairness opinion addressed to APF and its stockholders from Merrill Lynch & Co. as to the fairness of the Proposed Acquisitions that were approved by the respective CNL Income Fund, including the consideration to be paid in connection therewith, to APF and its stockholders from a financial point of view.

   APF, the OP General Partner and the Operating Partnership may waive any condition specified in this Section 10.2 if they execute a writing so stating at or prior to the Closing.

   10.3 Conditions to Obligation of the General Partners and the Fund. The obligations of the General Partners and the Fund to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) APF, the OP General Partner and the Operating Partnership shall have delivered to the General Partners and the Fund a certificate to the effect that:

     (i) the representations and warranties set forth in Article VI above are true and correct in all material respects at and as of the Closing Date;

     (ii) APF, the OP General Partner and the Operating Partnership have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

     (iii) no action, suit, or proceeding is pending or, to their knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

   (b) APF shall have delivered to the Fund for distribution to the Partners the Share Consideration pursuant to Section 4.2 and, as applicable, the cash and Notes pursuant to Section 4.4;

   (c) since September 30, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of APF;

   (d) APF shall have acquired the CNL Restaurant Services Group;

   (e) the General Partners shall have received Schedule 1 and approved it in accordance with Section 8.14;

   (f) the APF Common Shares shall have been approved for listing on the NYSE subject to official notice of issuance;

   (g) the General Partners shall have received an opinion dated as of the Closing Date from Shaw Pittman Potts & Trowbridge, counsel to APF and the Operating Partnership, in form and substance reasonably satisfactory to the General Partners; and

   (h) Legg Mason Wood Walker Incorporated shall not have withdrawn the Fund Fairness Opinion.

   The General Partners and the Fund may waive any condition specified in this
Section 10.3 if they execute a writing so stating at or prior to the Closing.

                                  ARTICLE XI

                                  Termination

   11.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the General Partners, the limited partners of the Fund, the OP General Partner or the stockholders of APF, respectively, either by the mutual written consent of APF, the OP General Partner and the General Partners or by mutual action of the General Partners and the Boards of Directors of each of the corporate General Partner and the OP General Partner and the Special Committee.

   11.2 Termination by Individual Parties. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee and the Board of Directors of the OP General Partner in the event of a failure of a condition to the obligations of APF and the Operating Partnership set forth in
Section 10.2 of this Agreement; (b) by the General Partners in the event of a failure of a condition to the obligations of General Partners or the Fund set forth in Section 10.3 of this Agreement; (c) any Party if the Merger shall not have occurred by December 31, 1999 or (d) if a United States federal or state court of competent jurisdiction or United States federal or state governmental agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, in the case of a termination pursuant to clause (a) or (b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

   11.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article XI, no Party hereto (or any of its directors or officers) shall have any liability or further obligation to any other Party to this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement or the obligations set forth in Sections 9.4 and 13.11.

                                  ARTICLE XII

                                Indemnification

   12.1 Indemnity Obligations of the General Partners and the Fund. Subject to Sections 12.5 and 12.6 hereof, each of the General Partners severally, in accordance with its percentage interest in the Share Consideration and limited in amount to the value of the APF Common Shares received by it, based upon the average per share closing price of the APF Common Shares for the first twenty trading days after the APF Common Shares are listed on NYSE (the "20 Day Average Price"), agree to indemnify and hold APF, the OP General Partner and the Surviving Partnership harmless from, and to reimburse APF, the OP General Partner and the Surviving Partnership for, any APF Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "APF Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, cost, or expense of any nature whatsoever resulting from (i) any breach of any representation and warranty of any of the General Partners or the Fund which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements, or undertakings of any of the General Partners or the Fund which are contained in or made pursuant to this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 12.1.

   12.2 Indemnity Obligations of APF, the OP General Partner and the Operating Partnership. Subject to Sections 12.5 and 12.6 hereof, APF, the OP General Partner and the Operating Partnership (including in its capacity as the Surviving Partnership) hereby jointly and severally agree to indemnify and hold each of the General Partners and the Fund harmless from, and to reimburse each of the General Partners and the Fund for, any Fund Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "Fund Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, cost, or expense of any nature whatsoever incurred by any of the General Partners or the Fund resulting from
(i) any breach of any representation and warranty of APF, the OP General Partner or the Operating Partnership which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements, or undertakings of APF, the OP General Partner and the Operating Partnership which are contained in or made pursuant to the terms and conditions of this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this
Section 12.2.

   12.3 Appointment of Representative. James M. Seneff, Jr. is hereby appointed as the exclusive agent of the General Partners and the Fund to act on their behalf with respect to any and all Fund Indemnity Claims and any and all APF Indemnity Claims arising under this Agreement or such other representative as may be hereafter appointed by the General Partners. Such agent is herein referred to as the "Representative." The Representative shall take, and the General Partners agree that the Representative shall take, any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the General Partners and the Fund, as fully as if such parties were acting on their own behalf, including, without limitation, asserting Fund Indemnity Claims against APF, the OP General Partner and the Operating Partnership, defending all APF Indemnity Claims, consenting to, compromising, or settling all Fund Indemnity Claims and APF Indemnity Claims, conducting negotiations with APF, the OP General Partner and the Operating Partnership and their representatives regarding such claims, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants, or other representatives in connection with the foregoing matters. APF, the OP General Partner and the Operating Partnership shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the General Partners and the Fund. The Representative, acting pursuant to this Section 12.3, shall not be liable to any of the General Partners or the Fund for any act or omission, except in connection with any act or omission that was the result of the Representative's bad faith or gross negligence.

   12.4 Notification of Claims. Subject to the provisions of Section 12.5, in the event of the occurrence of an event which any Party asserts constitutes an APF Indemnity Claim or a Fund Indemnity Claim, as applicable, such Party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim and which is in the possession of the indemnified party. If such event involves the claim of any third party (a "Third-Party Claim"), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment, or compromise of any such Third-Party Claim, and to employ counsel to assist such indemnifying party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third-Party Claim, to join in the defense, settlement, adjustment, or compromise of the same. An indemnified party's failure to give timely notice or to furnish the indemnifying party with any relevant data and documents in connection with any Third-Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such Party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party. Any indemnifying party may elect, at such Party's sole expense, to assume control of the defense, settlement, adjustment, or compromise of any Third-Party Claim, with counsel reasonably acceptable to the indemnified parties, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all indemnified parties before entering into any settlement, adjustment, or compromise of such claims, or ceasing to defend against such claims, unless such settlement is a cash settlement and contains an unconditional release of the indemnified party from all existing and future claims with respect to the matter being contested. In connection with any Third-Party Claim, the indemnified party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third-Party Claim.

   12.5 Survival. All representations and warranties, and, except as otherwise provided in this Agreement, all covenants and agreements of the parties contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive until eighteen months from the Closing Date; provided, however, the representations and warranties contained in Sections 6.2, 6.3 and 7.11 shall survive until the expiration of the applicable statute of limitations with respect to the matters covered thereby. No claim shall be made after the applicable survival period.

   12.6 Limitations. Notwithstanding the foregoing, any claim by an indemnified party against any indemnifying party under this Agreement shall be payable by the indemnifying party only in the event, and to the extent, that the accumulated amount of the claims in respect of such indemnifying party's obligations to indemnify under this Agreement shall and the other claims described in Article XIII exceed in the aggregate the dollar amount specified in Article XIII. As to APF Indemnity Claims, the liability of each General Partner shall be limited as provided in Article XIII.

   12.7 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, no Party hereto is making any representation, warranty, covenant, or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, or agreement contained herein or in any certificate or other document delivered pursuant hereto relating to the Merger shall give rise to any right on the part of any Party hereto, after the consummation of the Merger, to rescind this Agreement or the transactions contemplated by this Agreement. Following the consummation of the Merger, the rights of the Parties under the provisions of this Article XII shall be the sole and exclusive remedy available to the Parties with respect to claims, assertions, events, or proceedings arising out of or relating to the Merger.

                                  ARTICLE XIII

                            Limitation of Liability

   13.1 Threshold. Notwithstanding anything to the contrary stated in this Agreement, in no event (i) shall the General Partners or any of them have any liability to APF and/or the OP General Partner and the Surviving Partnership on account of any APF Indemnity Claim or for any claim for breach of warranty or for misrepresentation, or any other claim whatsoever arising under this Agreement or in connection with the transaction contemplated herein (individually a "Claim" and collectively, "Claims") or for any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever directly resulting from Claims (collectively, "Losses") unless, until and only to the extent that the accumulated amount of all Losses exceeds the amount of 373,039 in the aggregate (the "Threshold") nor
(ii) shall the individual or aggregate liability of the General Partners on account of Claims and Losses exceed the value of APF Common Shares actually issued to the General Partners in the Merger valued at the 20 Day Average Price. To the extent that any Claim is asserted against more than one General Partner, each General Partner shall be liable only for such General Partner's proportionate share of the Claim based on the percentage that the APF Common Shares received by such General Partner in the Merger is of the total APF Commons Shares comprising the Share Consideration. Any Claim against a General Partner, including an APF Indemnity Claim, may be satisfied by such General Partner, in its sole discretion, by surrendering to the claimant(s) APF Common Shares at a value equal to the closing price per share of such shares on the NYSE on the last trading day preceding the date such APF Common Shares are surrendered.

   13.2 Special Indemnification. APF agrees to indemnify, defend and hold harmless the General Partners against any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever, including reasonable attorneys' fees, arising after the Effective Time that would have arisen in their capacity as General Partners of the Fund had the Merger not been consummated and that are the result of APF's alleged actions or inactions. The Threshold described in Section 13.1 above shall not apply to APF obligations to indemnify the General Partners pursuant to this
Section 13.2.

                                  ARTICLE XIV

                                 Miscellaneous

   14.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of APF and the General Partners; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

   14.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

   14.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

   14.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of APF and the General Partners.

   14.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   14.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   14.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given, as of the date two business days after mailing, if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to the Fund or the General Partners:

     c/o James M. Seneff, Jr.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 423-2894

  With copy to:

     Baker & Hostetler LLP
     Sun Trust Center, Suite 2300
     200 South Orange Avenue
     Orlando, Florida 32801
     Attn: Kenneth C. Wright, Esq.
     Telecopy: (407) 841-0168

  If to APF or the Operating Partnership:

     Curtis B. McWilliams
     Executive Vice President
     CNL American Properties, Inc.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 650-1000

  With copy to:

     Shaw Pittman Potts & Trowbridge
     2300 N Street, N.W.
     Washington, D.C. 20037
     Attn: John M. McDonald, Esq.
     Telecopy: (202) 663-8007

   Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

   14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   14.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by APF, the OP General Partner and the General Partners. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   14.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   14.11 Expenses. If the Closing occurs, APF will bear all costs and expenses of the Parties incurred in connection with this Agreement and the transactions contemplated hereby to the extent not already paid by the Fund or the General Partners. If the Closing does not occur, APF, the OP General Partner and the Operating Partnership will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and the General Partners and the Fund will divide their costs and expenses (including legal fees and expenses) as follows:
(i) the Fund shall bear that percentage of the costs and expenses equal to the percentage obtained by dividing the number of Fund votes in favor of the Merger by the sum of the total number of votes cast and the total number of abstentions and (ii) the General Partners shall bear the remainder of the costs and expenses.

   14.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

   14.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

   14.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 13.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

   14.15 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in and for Orange County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL INCOME FUND VI, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne
                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.
                                          James M. Seneff, Jr., as General
                                           Partner

                       CNL AMERICAN PROPERTIES FUND, INC.
                          SUPPLEMENT DATED     , 1999
                                       TO
                   PROSPECTUS/CONSENT SOLICITATION STATEMENT
                             DATED           , 1999
                         FOR CNL INCOME FUND VII, LTD.

   This Supplement is being furnished to you, as a Limited Partner of CNL Income Fund VII, Ltd., which we refer to as the Income Fund, for the purpose of enabling you to evaluate the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., a Maryland corporation, which is a real estate investment trust. This Supplement is designed to summarize only the risks, effects, fairness and other considerations of the proposed acquisition that are unique to you and the other Limited Partners of your Income Fund. This Supplement does not purport to provide an overall summary of the proposed acquisition and should be read in conjunction with the accompanying Prospectus/Consent Solicitation Statement, which includes detailed discussions regarding APF and the other Income Funds being acquired by APF. Accordingly, the discussions in this Supplement are qualified by the more expanded treatment of these matters appearing in the Prospectus/Consent Solicitation Statement. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" when used herein refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of your Income Fund. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., a wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership.

                                    OVERVIEW

   Pursuant to the Prospectus/Consent Solicitation Statement and this Supplement, you are being asked to approve the Acquisition of your Income Fund by APF. Your Income Fund is one of 18 limited partnerships (which we refer to collectively as the Funds) that APF is seeking to acquire. Supplements have also been prepared for each of the other Funds, copies of which may be obtained without charge to each Limited Partner or his representative upon written request to D.F. King & Co., 77 Water Street, New York, New York 10005.

What is APF?

   APF is a full-service real estate investment trust (or a REIT), formed in 1994, whose primary business, like that of the Funds, is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. As a full-service REIT, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains, from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time of the consummation of the Acquisition and will be one of the largest triple-net lease REITs in the United States.

How many shares of common stock (or APF Shares) will I receive if my Income Fund is acquired by APF?

   Your Income Fund will receive 3,202,371 APF Shares. You will receive your pro rata portion of such shares in accordance with the terms of your Income Fund's partnership agreement. APF has assigned a value, which we refer to as the Exchange Value, of $10.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing. It is possible that the APF Shares will trade at prices substantially below the Exchange Value. APF has, however, recently sold approximately 75 million APF Shares through three public offerings at offering prices per APF share equal to the Exchange Value. At December 31, 1998, of the approximately $750 million raised by APF, APF has used approximately $550 million to acquire restaurant properties and to make mortgage loans and had approximately $120 million in uninvested proceeds which APF expects to invest during the first quarter of 1999. The remaining proceeds were used to pay fees and other offering expenses.

What is the required vote necessary to approve the Acquisition?

   Pursuant to the terms of your Income Fund's partnership agreement, APF's acquisition of your Income Fund may not be consummated without the approval of greater than 50% of the outstanding limited partnership Units. Such an approval by your Income Fund's Limited Partners will be binding on you even if you vote against the Acquisition.

Did you receive a fairness opinion in connection with APF's acquisition of my Fund?

   Yes. Legg Mason Wood Walker, Incorporated rendered an opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds.

Do you, as the general partners of my Income Fund, recommend that I vote in favor of the proposed Acquisition?

   Yes. We unanimously recommend that you vote "For" the proposed Acquisition. We believe that the Acquisition is the best means to maximize the value of your investment in your Fund as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

How do I vote?

   Just indicate on the enclosed consent form how you want to vote, and sign and mail it in the enclosed postage-paid return envelope as soon as possible, so that at the Special Meeting of Limited Partners, your Units may be voted "For" or "Against" APF's acquisition of your Income Fund. If you sign and send in your consent form and do not indicate how you want to vote, your consent form will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?

   Yes, subject to certain limitations. If you vote "Against" the Acquisition, but your Income Fund is nevertheless acquired by APF, you may elect to receive a payment (which we call the Cash/Notes Option) that is 10% in cash and 90% in
  % Callable Notes due        , 2006 (or Notes) based on the liquidation value
of your Income Fund, as determined by Valuation Associates, the appraisal firm that we engaged in connection with the Acquisition. Such liquidation value will be lower than the aggregate Exchange Value of the APF Shares offered to your Income Fund in the Acquisition. The Notes will bear interest at a rate equal to
  %, which was determined based on 120% of the applicable federal rate as of
       , 1999. Please note that you may only receive the Cash/Notes Option if you have voted "Against" the Acquisition and you elect to receive the Cash/Notes Option on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you voted "For" the Acquisition, or you voted "Against" the Acquisition and did not affirmatively select the Cash/Notes Option. The Notes will not be listed on any exchange or automated quotation system, and a market for the Notes will not likely develop.

What are the tax consequences of the Acquisition to me?

   The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners in your Income Fund are tax-deferred or tax-exempt entities (for example, pension plans, 401(k) plans or IRAs), if you are a person subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will be based on the difference between the value of the APF Shares or the tax basis of your Units. If you elect the Cash/Notes Option, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares and cash received by your Income Fund over the tax basis of your Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain real property gain.

   We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

   We have estimated, based on the Exchange Value, that the taxable gain per average original $10,000 investment in your Income Fund will be $2,385. To review the tax consequences to the Limited Partners of the

Funds in greater detail, see pages    through    of the Prospectus/Consent
Solicitation Statement and "Federal Income Tax Considerations" in this
Supplement.

                                  RISK FACTORS

   As a result of APF's Acquisition of your Income Fund, you will assume the risks associated with the assets of APF and the other Funds acquired by APF. Although the majority of APF's assets and the assets of the other Funds acquired by APF are substantially similar to those of your Income Fund, the restaurant properties owned by APF and the other Funds acquired by APF may be differently constructed, located in a different geographic area or of a different restaurant chain than the restaurant properties owned by your Income Fund. Because the market for real estate may vary from one region of the country to another, the change in geographic diversity may expose you to different and greater risks than those to which you are presently exposed. For geographic information regarding APF's and the Funds' restaurant properties, see "APF's Business and The Restaurant Properties--Business Objectives and Strategies" and "--The Restaurant Properties--General" and "Business of the Funds--Description of Restaurant Properties" in the Prospectus/Consent Solicitation Statement.

   The following is a description of the most significant potential disadvantages, adverse consequences and risks of the Acquisition that are applicable to your Income Fund. This description is qualified in its entirety by the more detailed discussion in the section entitled "Risk Factors" contained in the Prospectus/Consent Solicitation Statement.

Investment Risks

 . Uncertainty Regarding the Exchange Value and Trading Price of APF Shares
  Following Listing. Your Income Fund will be receiving 3,202,371 APF Shares if your Income Fund approves the Acquisition. There has been no prior market for the APF Shares, and it is possible that the APF Shares will trade at prices substantially below the Exchange Value or the historical book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Funds who become APF stockholders as a result of the Acquisition will have transformed their investment in non-tradable Units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares is relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at amounts substantially less than the Exchange Value as a result of increased selling activity following the issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

 . Decrease in Distributions. In each of the years ended December 31, 1995, 1996 and 1997, your Income Fund made $900 in distributions, per $10,000 investment to you. Based on APF's pro forma financial information, and assuming APF acquires only your Income Fund and that each Limited Partner of your Income receives only APF Shares, you would have received, for the year ended
  December 31, 1997, $604 in distributions per $10,000 of original investment, which is 32.9% less than the $900 distributed to you as Limited Partner during the same period. The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the year ended December 31, 1997 and for the nine months ended September 30, 1998 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition. See "Cash Distributions to Limited Partners of Your Fund."

 . Conflicts of Interest in the Acquisition; Substantial Benefits to Related
  Parties. There are certain conflicts of interest inherent in the structure of the Acquisition of your Income Fund. We, James M. Seneff, Jr. and Robert A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne, are the three general partners of the Funds. As Board members of APF, Messrs. Seneff and Bourne have an interest in the completion of the Acquisition that may or may not be aligned with your interests as a Limited Partner of the Income Fund or with their own positions as the general partners of your Income Fund. Assuming only your Income Fund is acquired in the Acquisition, we will receive 31,848 APF Shares. In the event that your Income Fund is not acquired, however, we, as the general partners of your Income Fund, may be required to pay all or a substantial portion of the Acquisition costs allocated to your Income Fund to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition. For additional information regarding the Acquisition costs allocated to your Income Fund, see "Comparison of Alternative Effect on Financial Condition and Results of Operations" contained in this Supplement.

 . Fundamental Change in Nature of Investment. The Acquisition of your Income
  Fund involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in your Income Fund, which has a fixed portfolio of restaurant properties in which you participate in the profits from the operation of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple-net basis, on the date that the Acquisition is consummated (assuming only your Income Fund was acquired as of September 30, 1998), 397 restaurant properties. The risks inherent in investing in an operating company such as APF include APF's ability to invest in new restaurant properties that are not as profitable as APF anticipated, the incurrence of substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and making mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay.

 As an APF stockholder, you will receive the benefits of your investment through (i) dividend distributions on, and (ii) increases in the value of, your APF Shares. In addition, your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale or refinancing of your Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares (or from the combination of cash paid to and payments on any Notes if you elect the Cash/Notes Option). An investment in APF may not outperform your investment in the Income Fund.

 . Original Investment Timeframe. Your Income Fund's partnership agreement provides that unless earlier terminated pursuant to its terms, your Income Fund will be terminated, dissolved, and its assets liquidated on December 31, 2019. At the time of your Income Fund's formation, we contemplated that its investment program would terminate (and its investments would be liquidated) some time between 1997 and 2002. Because your Income Fund is in the anticipated termination timeframe, we could elect to liquidate your Income Fund. However, we have no current plans to dispose of your Income Fund's restaurant properties if the Limited Partners do not approve the Acquisition.

Real Estate/Business Risks

 . Risk of Default on Mortgage Loans and Market Risks associated with
  Securitizations. APF will be subject to certain risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default.

 In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize (thereby remaining exposed to the related credit and repayment risks on such mortgage loans,) and seek a different source for funding its operations than securitizations.

 APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would typically retain a residual-interest security and may retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default, and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

 APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

 . Risks Associated with Leverage. APF has funded and intends to continue to Fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. At the time of the consummation of the Acquisition, as a general policy, APF's Board of Directors will borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's funds from operations and its ability to make distributions to its stockholders.

 . Acquisition and Development Risks. APF plans to pursue its growth strategy through the acquisition and development of additional restaurant properties. To the extent that APF does pursue this growth strategy, we do not know that it will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

Tax Risks

 . Failure of APF to Qualify as a REIT for Tax Purposes. If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to the federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

 . Risks Associated with Distribution Requirements. Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to maintain its status as a REIT.

 . Changes in Tax Law. APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans. For a more detailed discussion of the risks associated with the Acquisition, see "Risk Factors" in the Prospectus/Consent Solicitation Statement.

                       CONSIDERATION PAID TO INCOME FUND

   The following table sets forth, for your Income Fund (i) the aggregate amount of original Limited Partner investments in each Fund less any distributions of net sales proceeds paid to the Limited Partners of that Fund,
(ii) the original amount of Limited Partner investments in each Fund less any distributions of net sales proceeds per average $10,000 investment, (iii) the number of APF Shares to be paid to your Income Fund, (iv) the estimated value of the APF Shares paid to your Income Fund, (v) the estimated Acquisition expenses allocated to your Income Fund, (vi) the estimated value, based on the Exchange Value, of APF Shares paid to your Income Fund after deducting Acquisition expenses, and (vii) the estimated value, based on the Exchange Value, of APF Shares you will receive for each $10,000 of your original investment:

                 Original
                  Limited
                  Partner
  Original      Investments
   Limited       Less any
   Partner     Distributions Number of                                           Estimated Value
 Investments   of Net Sales     APF     Estimated                                 of APF Shares
  Less any     Proceeds per   Shares    Value of                Estimated Value    per Average
Distributions     $10,000     Offered  APF Shares   Estimated    of APF Shares   $10,000 Original
of Net Sales     Original       to     Payable to  Acquisition after Acquisition Limited Partner
 Proceeds(1)   Investment(1)  Fund(2)    Fund(3)    Expenses      Expenses(3)     Investment(3)
-------------  ------------- --------- ----------  ----------- ----------------- ----------------
$30,000,000       $10,000    3,202,371 $32,023,710  $336,341      $31,687,369        $10,456

--------
(1) Income Fund has had no distributions of net sales proceeds.
(2) The APF Shares payable to each Fund as set forth in this chart will not change if APF acquires fewer than all of the Funds in the Acquisition. This number assumes that none of the Limited Partners of the Fund has elected the Cash/Notes Option.
(3) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

   Upon completion of the Acquisition of your Income Fund, the operations and existence of your Income Fund will cease. For more detailed information, see "The Acquisition" in the Prospectus/Consent Solicitation Statement. If your Income Fund does not approve the Acquisition, we do not contemplate that your Income Fund would be liquidated in the near future. The Acquisition, however, does not result in an all-cash payment to you in the liquidation of your investment. For example, if you are eligible for and choose the Cash/Notes Option, you become a Noteholder of APF. You will have exchanged your Units for unsecured debt obligations of APF which may not be retired in full until
        , 2006, a date approximately seven years after the date the Acquisition of your Income Fund occurs. On the other hand, if you exchange your Units for APF Shares, you will receive an equity interest in APF whose marketability will depend upon the market that may develop with respect to the APF Shares, which will be listed on the NYSE.

                          EXPENSES OF THE ACQUISITION

   If your Income Fund approves the Acquisition, the portion of the Acquisition expenses attributable to your Income Fund will be paid by your Income Fund, as detailed below. The number of APF Shares paid to your Income Fund would reflect a reduction for your Income Fund's expenses of the Acquisition.

   If the Acquisition of your Income Fund is not approved, we will bear a percentage of all Acquisition expenses equal to the total number of abstentions and "Against" votes cast by the Limited Partners of your Income Fund, divided by the total number of abstentions and votes cast by you and the other Limited Partners of your Income Fund. In such event, your Income Fund will bear the remaining Acquisition expenses.

   The following table sets forth the estimated Acquisition expenses of acquiring your Income Fund:

                         Pre-closing Transaction Costs

      Legal Fees...................................................... $ 15,717
      Appraisals and Valuation........................................    6,287
      Fairness Opinions...............................................   28,290
      Registration, Listing and Filing Fees...........................      --
      Soliciting Dealer Fee...........................................   69,654
      Financial Consulting Fees.......................................      --
      Environmental Fees..............................................   39,292
      Accounting and Other Fees.......................................   42,198
                                                                       --------
          Subtotal....................................................  201,438

                           Closing Transaction Costs

      Transfer Fees and Taxes.........................................   37,508
      Legal Fees......................................................   44,763
      Recording Costs.................................................      --
      Other...........................................................   52,632
                                                                       --------
          Subtotal....................................................  134,903
                                                                       --------
      Total........................................................... $336,341
                                                                       ========

                                 REQUIRED VOTE

Limited Partner Approval Required by the Partnership Agreement

   Article 12 of your Income Fund's partnership agreement provides that the vote of Limited Partners representing greater than 50% of the outstanding Units is required to approve a "Liquidating Sale," which is defined by the partnership agreement to include a transaction or series of transactions resulting in the transfer of 80% or more in value of Income Fund's restaurant properties acquired within two years of the initial date of the prospectus (January 30, 1990). Because the Acquisition of your Income Fund is a Liquidating Sale within the meaning of the partnership agreement, it may not be consummated without the approval of Limited Partners representing greater than 50% of the outstanding Units.

Consequence of Failure to Approve the Acquisition

   If the Limited Partners of your Income Fund representing greater than 50% of the outstanding Units do not vote "For" the Acquisition, the Acquisition may not be consummated under the terms of the partnership agreement. In such event, we plan to continue to operate your Income Fund as a going concern and to eventually dispose of your Income Fund's restaurant properties approximately 7 to 12 years after they were acquired (or as soon thereafter as, in our opinion, market conditions permit), as contemplated by the terms of the partnership agreement.

Special Meeting to Discuss the Acquisition

   We have scheduled a special meeting of the Limited Partners of your Income Fund to discuss the solicitation materials, which include the Prospectus/Consent Solicitation Statement, this Supplement and the other materials distributed to you, and the terms of APF's Acquisition of your Income Fund, prior to voting on the Acquisition. The special meeting will be held at
10:00 a.m., Eastern time, on               , 1999, at
                                          . We and members of APF's management
intend to solicit actively your support for the Acquisition and would like to use the special meeting to answer questions about the Acquisition and the solicitation materials (as defined below) and to explain in person our reasons for recommending that you vote "For" the Acquisition.

                                VOTING PROCEDURE

   The Prospectus/Consent Solicitation Statement, this Supplement, the accompanying transmittal letter, the power of attorney and the consent form constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" the Acquisition of your Income Fund by APF.

   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding Units of your Income Fund of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, in the manner described in the Prospectus/Consent Solicitation Statement. A copy of the Agreement and Plan of Merger dated March 11, 1999, by and between APF and your Income Fund is attached hereto as Appendix B. We encourage you to read it.

   If you are not planning on attending the special meeting of the Limited Partners of your Income Fund and voting in person, you should complete and return the consent form before the expiration of the solicitation period. The solicitation period is the time period during which you may vote "For" or "Against" the Acquisition of your Income Fund. The solicitation period will commence upon delivery of the solicitation materials to you (on or about
           , 1999 and will continue until the later of (a)           , 1999 (a
date not less than 60 calendar days from the initial delivery of the solicitation materials), or (b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond December 31, 1999. Any consent form received by Corporate Election Services prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your Units will be counted as voting "Against" the Acquisition of your Income Fund and you will receive APF Shares if your Income Fund is acquired.

   The consent form consists of two parts. Part A seeks your consent to APF's Acquisition of your Income Fund and certain related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve are described above under "Required Vote--Required Amendment to the Partnership Agreement." If you have interests in more than one Income Fund, you will receive multiple consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter (including the Acquisition), you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without requiring your signatures on multiple documents.

                 COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                  TO THE GENERAL PARTNERS AND THEIR AFFILIATES

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by your Income Fund to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure, which will be in effect after the Acquisition, had been in effect during the years presented below.

   Under your Income Fund's partnership agreement, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. The partnership agreement also provide that we are to be reimbursed for our expenses for services performed for your Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. If your Income Fund is acquired, it will share in the overall cost of managing the consolidated portfolio of properties owned by APF. As stockholders of APF, you and the other former Limited Partners of your Income Fund will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1998, the aggregate amounts accrued or paid by your Income Fund to us are shown below under "Historical" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the years presented, are shown below under "Pro Forma":

                                              Year Ended December   Nine Months
                                                      31,              Ended
                                             --------------------- September 30,
                                              1995   1996   1997       1998
                                             ------ ------ ------- -------------
Historical:
General Partner Distributions...............    --     --      --         --
Broker/Dealer Commissions(1)................    --     --      --         --
Due Diligence and Marketing Support Fees....    --     --      --         --
Acquisition Fees............................    --     --      --         --
Asset Management Fees ......................    --     --      --         --
Real Estate Disposition Fees(2)............. $7,200    --      --         --
                                             ------ ------ -------    -------
  Total historical..........................  7,200    --      --         --
Pro Forma:
Cash Distributions on APF Shares............  2,975 $6,815 $18,401    $14,664
Salary Compensation.........................    --     --      --         --
                                             ------ ------ -------    -------
  Total pro forma........................... $2,975 $6,815 $18,401    $14,664

--------
(1) A majority of the fees paid as broker-dealer commissions and due diligence and marketing support fees were reallowed to other broker-dealers participating in the offering of the Income Fund's Units.
(2) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners. To date, no such fees have been paid since the required minimum returns have not been made to the Limited Partners.

              CASH DISTRIBUTIONS TO LIMITED PARTNERS OF YOUR FUND

   The information below should be read in conjunction with the information contained herein under the caption "Financial Statements" and in the Prospectus/Consent Solicitation Statement under the caption "Summary--Our Reasons for the Acquisition--Prices for Fund Units."

   The following table sets forth the distributions paid to the Limited Partners of your Income Fund (per $10,000 original investment) for the periods indicated below:

                                                            Nine Months Ended
                                                              Sept. 30, 1998
                                                           --------------------
                                  1993 1994 1995 1996 1997 Historical Pro Forma
                                  ---- ---- ---- ---- ---- ---------- ---------
Distributions from Income........ $803 $826 $654 $768 $861    $595      $461
Distributions from Return of
 Capital.........................   97   94  246  132   39      80        21
                                  ---- ---- ---- ---- ----    ----      ----
Total............................ $900 $920 $900 $900 $900    $675      $481
                                  ==== ==== ==== ==== ====    ====      ====

--------
(1) Cash distributions presented above as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. Accumulated net income includes deductions for depreciation and amortization expense and income from certain non-cash items. This amount is not required to be presented as a return of capital except for purposes of this table, and the Income Fund has not treated this amount as a return of capital for any other purpose.

   The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the year ended September 30, 1998 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition.

   Assuming APF maintains its current level of debt for acquiring future restaurant properties, the expected distribution rate per APF Share will be 8.8% (assuming a $10.00 per APF Share price based on the Exchange Value, the annualized dividend per year is expected to be $0.88 per APF Share). Based on the number of APF Shares that you would receive in the Acquisition per your average $10,000 original investment and this distribution rate, you would receive an annual distribution of approximately $920.

                                    FAIRNESS

General

   We believe the Acquisition to be fair to, and in the best interests of your Income Fund. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

  . the terms of the Acquisition are fair to you and the other Limited
    Partners; and

  . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and certain alternatives to the Acquisition and a review of the financial condition and performance of APF and your Income Fund and the terms of critical agreements, such as your Income Fund's partnership agreement.

   We also believe that the Acquisition is procedurally fair for several reasons. First, the Acquisition is required to be approved by Limited Partners holding greater than 50% of the outstanding Units of your Income Fund and is subject to certain conditions. Second, if your Income Fund is acquired all Limited Partners of your Income Fund who vote against the Acquisition will be given the option of receiving APF Shares or the Cash/Note Option.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others, our relief from certain ongoing liabilities with respect to the Income Fund if it is acquired by APF. For a further discussion of the conflicts of interest and potential benefits of the Acquisition to us, see "Conflicts of Interest" below.

Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners of your Income Fund and maximizes the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Fund. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the Cash/Notes Option, constitutes fair value. In addition, we compared the values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair and is the best way to maximize the return on your investment in light of the values of such consideration.

   2. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners of your Income Fund and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisal of your Income fund's restaurant properties prepared by Valuation Associates and upon the fairness opinion provided by Legg Mason. A copy of the fairness opinion is attached hereto as Appendix A. We encourage you to read it. We attributed significant weight to the appraisal of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisal of Valuation Associates or the fairness opinions of

Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisal and of Legg Mason to provide the fairness opinion assisted us in the fulfillment of our fiduciary duties to your Income Fund and the Limited Partners, notwithstanding that each of Valuation Associates and Legg Mason received fees for its services and notwithstanding that Legg Mason has previously provided investment banking services to the Funds and to Commercial Net Lease Realty, Inc., a former affiliate of ours. See "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.

   On rendering its opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

  . the value or fairness of the cash and promissory notes option;

  . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Funds' portfolios or assets if liquidated in real estate markets;

  . the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited Partners; or

  . any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the Cash/Notes Option.

   3. Valuation of Alternatives. Based on the appraisal of the Income Fund's restaurant properties, we estimated the value of your Income Fund as an ongoing concern and if liquidated. On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of your Income Fund.

   4. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Fund to Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   5. Net Book Value of the Income Fund. We calculated the book value of your Income Fund under generally accepted accounting principles, or GAAP, as of September 30, 1998 per $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is not indicative of the true fair market value of your Income Fund. This figure was compared to the (i) value of the Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998, (ii) value of the Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and
(iii) estimated value of the APF Shares, based on the Exchange Value, paid to each Fund per average $10,000 invested.

                             Summary of Valuations
                       (per $10,000 original investment)

                                                                Estimated Value
                                                                 of APF Shares
                                                                  per Average
                                                        Going   $10,000 Original
                                 GAAP Book Liquidation Concern  Limited Partner
                                   Value    Value(1)   Value(1)  Investment(2)
                                 --------- ----------- -------- ----------------
CNL Income Fund VII, Ltd........  $8,109     $9,754    $10,411      $10,456

--------
(1) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.
(2) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of your Income Fund, we each have an independent obligation to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners of your Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants (including the Limited Partners in other Funds). James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to your Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to your Income Fund and also on APF's Board of Directors.

Substantial Benefits to General Partners

   As a result of the Acquisition (assuming only your Income Fund is acquired), we are expected to receive certain benefits, including that we will be relieved from certain ongoing liabilities with respect to the Funds that are acquired by APF.

   With respect to our ownership in your Income Fund, we may be issued up to 31,848 APF Shares in accordance with the terms of your Income Fund's partnership agreement. The 31,848 APF Shares issued to us will have an estimated value, based on the Exchange Value, of approximately $318,480 thousand.

   James M. Seneff, Jr. and Robert A. Bourne (your individual general partners), will continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF and Mr. Bourne serving as Vice Chairman. Furthermore, they will be entitled to receive performance-based incentives, including stock options under APF's 1999 Performance Incentive Plan or any other such plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Funds if the Acquisition does not occur.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the Acquisition to you.

Certain Tax Differences between the Ownership of Units and APF Shares

   Because your Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your Income Fund, regardless of whether any cash is distributed to you. If your Income Fund is acquired by APF, and you have voted "For" the Acquisition, you will receive APF Shares. If you have voted "Against" the Acquisition but your Income Fund is acquired by APF, you may elect the Cash/Notes Option, in which case you will receive cash and Notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Currently, as the owner of Units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Income Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than your Income Fund's tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by your Income Fund. As a result, APF's tax depreciation from the acquired restaurant properties will differ from your Income Fund's tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a larger portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see "--Taxation of APF" and "--Taxation of Stockholders--Taxable Domestic Stockholders" in the Prospectus/Consent Solicitation Statement.

Tax Consequences of the Acquisition

   In connection with the Acquisition and for federal income tax purposes, the assets (and any liabilities) of your Income Fund (if your Income Fund is acquired by APF) will be transferred to APF in return for APF Shares and/or cash and Notes. Your Income Fund will then immediately liquidate and distribute such property to you. The IRS requires that you recognize a share of the income or loss, subject to the limits described below, recognized by your Income Fund, including gain recognized as a result of the transfer of restaurant properties pursuant to the Acquisition. The estimated taxable gain and loss based on the Exchange Value, for an average $10,000 original Limited Partner investment in your Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                              Estimated Gain/
                                                                (Loss) per
                                                              Average $10,000
                                                             Original Limited
                                                           Partner Investment(1)
                                                           ---------------------
CNL Income Fund VII, Ltd..................................        $2,385

--------
(1) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

   Under section 351(a) of the Code, no gain or loss is recognized if (i) property is transferred to a corporation by one more individuals or entities in exchange for the stock of that corporation, and (ii) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman, APF's tax counsel, that, following the Acquisition, the Limited Partners of the Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least 80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect the Cash/Notes Option, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between (1) the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership and (2) the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or another Limited Partner in your Income Fund elect the Cash/Notes Option, your Income Fund will receive APF Shares, cash and Notes in exchange for your Income Fund's assets. Because the
principal portion of the Notes will not be due until     , 2006, the
acquisition of your Income Fund's assets, in part, in exchange for Notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the Notes is collected in the year of the Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to value of the APF Shares and cash received by your Income Fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price (without reduction for any selling expenses) for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, that are assumed or taken subject to by the Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares, cash and Notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset" (i.e., real property and depreciable assets used in a trade or business and held for more than one year). Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section 1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report his, her or its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive cash and Notes rather than APF Shares. Even though a Limited Partner's election of the Cash/Notes Option may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of your Income Fund's gain as determined under the partnership agreement of your Income Fund. Therefore, Limited Partners who elect the Cash/Notes Option may recognize gain in the year of the Acquisition despite the fact that they will receive only a small amount of cash and no publicly-traded instruments with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the Notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the Notes by the Limited Partners electing the Cash/Notes Option. See "-- Tax Consequences of Liquidation and Termination of Your Fund" below.

   Tax Consequences of the Liquidation and Termination of Your Fund. If your Fund is acquired by APF, your Fund will be deemed to have liquidated and distributed APF Shares and/or cash and Notes, as the case may be, to you. The taxable year of your Income Fund will end at this time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition (including gain or loss resulting from the Acquisition described above). If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or cash and Notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of your Income Fund, determine to be pro rata based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive (determined on the closing date of the Acquisition) and your adjusted tax basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distribution of the APF Shares)). Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive cash and Notes in the Acquisition, you will recognize gain to the extent that the amount of cash you receive in the Acquisition exceeds your adjusted basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distributions of the cash and Notes)). Your basis in the Notes distributed to you will equal your adjusted basis in your Units, reduced (but not below zero) by the amount of any cash distributed to you and your holding period for the Notes for purposes of determining capital gain or loss from the disposition of the Notes will include your holding period for your Units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold Units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not an organization described in section 501(c)(7) (social clubs), section 501(c)(9) (voluntary employees' beneficiary associations), section 501(c)(17) (supplemental unemployment benefit trusts) or section 501(c)(20) (qualified group legal services plans) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Income Funds that are acquired by APF will equal the fair market value of the APF Shares plus the cash and the issue price of the Notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property may differ from the Income Fund's basis therein, and the restaurant properties may be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds following the Acquisition.

   For a discussion of the taxation of APF, see "Federal Income Tax Considerations--Taxation of APF" in the Prospectus/Consent Solicitation Statement.

     SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
        APF, FUNDS, ADVISOR AND CNL RESTAURANT FINANCIAL SERVICES GROUP
                      Nine Months Ended September 30, 1998

                                             Historical                                            Pro Forma
                          --------------------------------------------------               --------------------------------
                                                                    CNL
                                                                 Restaurant
                                        CNL Income               Financial
                                         Fund VII,                Services      Combined    Pro Forma          Combined Pro
                              APF          Ltd.       Advisor      Group       Historical  Adjustments            Forma
                          ------------  ----------- ----------- ------------  ------------ ------------        ------------
Operating Data Revenues:
Rental and earned
 income.................  $ 22,947,199  $ 1,812,475 $       --  $        --   $ 24,759,674 $  9,635,208 (a)
                                                                                                 56,795 (b)    $ 34,451,677
Management fees.........           --           --   21,405,127    5,122,366    26,527,493  (21,007,758)(c)
                                                                                             (2,875,906)(d)       2,643,829
Interest and other
 income.................     6,117,911      127,438         751   18,463,647    24,709,747    1,526,547 (e)      26,236,294
                          ------------  ----------- ----------- ------------  ------------ ------------        ------------
   Total revenue........    29,065,110    1,939,913  21,405,878   23,586,013    75,996,914  (12,665,114)        63, 331,800
Expenses:
General and
 administrative.........     1,539,004      121,291   6,701,115    6,704,482    15,065,892   (1,303,981)(f)
                                                                                             (1,415,100)(g)
                                                                                                (32,503)(h)      12,314,308
Advisory fees...........     1,248,393          --          --     1,026,231     2,274,624   (2,274,624)(i)             --
State taxes.............       397,569        2,728      15,226      220,180       635,703       43,673 (j)         679,376
Depreciation and
 amortization...........     2,693,020      228,267     131,539    1,000,493     4,053,319    3,112,849 (k)(l)    7,166,168
Interest expense........           --           --      105,668   14,234,533    14,340,201      (68,670)(m)      14,271,531
Paid to affiliates                 --           --      256,456    1,569,202     1,825,658   (1,825,658)(n)             --
                          ------------  ----------- ----------- ------------  ------------ ------------        ------------
   Total expenses.......     5,877,986      352,286   7,210,004   24,755,121    38,195,397   (3,764,014)        34,431, 383
                          ------------  ----------- ----------- ------------  ------------ ------------        ------------
Net earnings (loss)
 before equity in
 earnings of joint
 ventures/ minority
 interests, gain (loss)
 on sale of properties,
 gain on securitization,
 and provision (credit)
 for federal income
 taxes..................    23,187,124    1,587,627  14,195,874   (1,169,108)   37,801,517   (8,901,100)         28,900,417
                          ------------  ----------- ----------- ------------  ------------ ------------        ------------
Equity in earnings of
 joint ventures/minority
 interests..............       (23,271)     215,559         --        12,452       204,740          --              204,740
Gain (loss) on sales of
 properties.............           --           758         --           --            758          --                  758
Gain on securitization..           --           --          --     3,018,268     3,018,268          --            3,018,268
Provision (credit) for
 federal income taxes...           --           --    5,607,415      708,666     6,316,081   (6,316,081)(o)             --
                          ------------  ----------- ----------- ------------  ------------ ------------        ------------
Net earnings............  $ 23,163,853  $ 1,803,944 $ 8,588,459 $  1,152,946  $ 34,709,202 $ (2,585,019)       $ 32,124,183
                          ============  =========== =========== ============  ============ ============        ============
Other Data:
Weighted average number
 of shares of common
 stock outstanding
 during period..........    47,633,909          N/A         N/A          N/A           N/A          --           72,892,798(p)
Total properties owned
 at end of period.......           357           40         N/A          N/A           N/A          --                  397
Funds from operations...  $ 26,408,569  $ 2,091,841         N/A          N/A           N/A          --         $ 36,886,408
Total cash distributions
 declared...............  $ 26,460,446  $ 2,025,000         N/A          N/A           N/A          --         $ 36,886,408
Cash distributions
 declared per $10,000
 investment.............  $        572  $       675         N/A          N/A           N/A          --         $        506
                                             Historical                         Combined           Pro Forma
                                         September 30, 1998                    Historical     September 30, 1998
                          --------------------------------------------------  ------------ --------------------------------
Balance Sheet Data:
Real estate assets, net.  $407,663,180  $18,541,360 $       --  $        --   $426,204,540 $  9,277,959 (q)
                                                                                             26,052,741 (r)    $461,535,240
Mortgages/notes
 receivable.............    33,523,506    1,243,284         --   173,776,981   208,543,771      849,195 (r)     209,392,966
Accounts receivable,
 net....................       575,104        6,576   7,544,985    7,342,103    15,468,768   (7,860,822)(s)       7,607,946
Investment in/due from
 joint ventures.........       631,374    3,340,189         --           --      3,971,563    1,515,830 (q)       5,487,393
Total assets............   566,383,967   25,211,443   8,429,809  197,528,789   797,554,008   30,589,701         828,143,709
Total
 liabilities/minority
 interest...............    14,478,585      884,721   5,049,152  185,998,045   206,410,503  (10,851,686)(s)(t)  195,558,817
Total equity............   551,905,382   24,326,722   3,380,657   11,530,744   595,143,505   41,441,387 (q)(t)  632,584,892

--------

(a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and 2) properties that were developed by APF from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

      Rental and earned income on Property Transactions by APF...... $9,635,208

(b) Represents $56,795 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1997.

(c) Represents the elimination of intercompany fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

      Origination fees........................................... $ (1,569,202)
      Secured equipment lease fee................................      (44,426)
      Advisory fees..............................................   (1,722,383)
      Reimbursement of administrative costs......................     (289,864)
      Acquisition fees...........................................  (15,392,193)
      Underwriting fees..........................................     (254,945)
      Administrative fees........................................     (148,491)
      Executive fee..............................................     (310,000)
      Guarantee fees.............................................      (93,750)
      Servicing fee..............................................   (1,014,117)
      Development fees...........................................     (166,876)
      Consulting fee.............................................       (1,511)
                                                                  ------------
         Total................................................... $(21,007,758)
                                                                  ============

(d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

(e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

(f) Represents the elimination of intercompany expenses paid between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

      Reimbursement of administrative costs....................... $  (289,864)
      Servicing fee...............................................  (1,014,117)
                                                                   -----------
                                                                   $(1,303,981)
                                                                   ===========

(g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by APF were subject to capitalization during the entire period and 2) costs relating to properties not developed by APF were subject to capitalization up through the time that EITF 97-11 became effective.

      General and administrative costs.............................. (1,415,100)

(h) Represents savings of $32,503 in professional services and administrative expenses resulting from reporting on one combined company versus 22 separate entities.

(i) Represents the elimination of fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

      Advisory fees................................................ $(1,722,383)
      Administrative fees..........................................    (148,491)
      Executive fee................................................    (310,000)
      Guarantee fees...............................................     (93,750)
                                                                    -----------
                                                                    $(2,274,624)
                                                                    ===========

(j) Represents additional state taxes of $43,673 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the Income Fund had operated under a REIT structure.

(k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (q) from acquiring the Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

      Depreciation expense........................................... $1,544,134

(l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (q).

      Amortization of goodwill....................................... $1,568,715

(m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in footnote (4), II(d ) in the Notes to the Pro Forma Financial Statements attached to this Supplement.

      Interest expense................................................ $(68,670)

(n) Represents the elimination of fees paid to affiliates for fees incurred between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

      Origination fees............................................. $(1,569,202)
      Underwriting fees............................................    (254,945)
      Consulting fee...............................................      (1,511)
                                                                    -----------
                                                                    $(1,825,658)
                                                                    ===========

(o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the acquisition. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

(p) APF Shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved the proposal to amend and restate APF's articles of incorporation to increase the number of authorized APF Shares.

(q) Represents the payment of $336,341 in cash and the issuance of 15,468,737 APF Shares in consideration for the purchase of the Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 using the Exchange Value of $10 per APF Share plus estimated transaction costs. The acquisitions of the Income Fund and the CNL Restaurant Financial Services Group have been accounted for under the purchase accounting method and goodwill was recognized to the extent that the estimated value of the consideration paid exceeded the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on APF's statement of earnings. APF will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by APF.

      Income Fund................................................. $ 32,023,712
      Advisor.....................................................   76,000,000
      CNL Restaurant Financial Services Group.....................   47,000,000
                                                                   ------------
      Total Purchase Price (cash and shares)......................  155,023,712
      Less cash paid to Income Fund...............................     (336,341)
                                                                   ------------
      Share consideration.........................................  154,687,371
      Transaction costs of APF....................................    8,933,000
                                                                   ------------
      Total costs incurred........................................ $163,620,371
                                                                   ============

  In addition, APF i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the Income Fund carrying value of land and building on operating leases by $7,553,818, net investment in direct financing leases by $1,724,141, investment in joint venture by $1,515,830, made downward adjustments to the carrying value of accrued rental income of $1,183,770, and made downward adjustments to other assets of $3,722,546 to adjust historical values to fair value,
  iii) recorded goodwill of $41,832,391 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $76,998,725 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $24,326,722 of the Income Fund, Advisor and CNL Restaurant Financial Services Group.

(r) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

(s) Represents the elimination by the Income Fund of $11,443 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by APF of $1,208,000 in related party payables recorded as receivables by the Advisor.

(t) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the acquisition of the CNL Restaurant Businesses since the acquisition agreements require that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the acquisition.

        SELECTED HISTORICAL FINANCIAL DATA OF CNL INCOME FUND VII, LTD.

   The following table sets forth certain financial information for the Income Fund, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of CNL Income Fund VII, Ltd." in this Supplement.

                             Nine Months Ended
                               September 30,            Year Ended December 31,
                          ----------------------- -----------------------------------
                             1998        1997        1997        1996        1995
                          ----------- ----------- ----------- ----------- -----------
Revenues (1)............  $ 2,155,472 $ 2,117,749 $ 2,919,734 $ 2,882,709 $ 2,716,883
Net income (2)..........    1,803,944   1,742,316   2,606,008   2,326,863   1,982,148
Cash distributions
 declared...............    2,025,000   2,025,000   2,700,000   2,700,000   2,700,002
Net income per Unit (2).        0.060       0.057       0.086       0.077       0.065
Cash distributions
 declared per Unit......        0.068       0.068       0.090       0.090       0.090
Weighted average number
 of Limited Partner
 Units outstanding......   30,000,000  30,000,000  30,000,000  30,000,000  30,000,000
                               September 30,                 December 31,
                          ----------------------- -----------------------------------
                             1998        1997        1997        1996        1995
                          ----------- ----------- ----------- ----------- -----------
Total assets............  $25,211,443 $25,269,144 $25,479,762 $25,523,853 $25,915,616
Total partners' capital.   24,326,722  24,359,086  24,547,778  24,641,770  25,014,907

--------
(1) Revenues include equity in earnings of unconsolidated joint ventures and minority interest in income of the consolidated joint venture.
(2) Net income for the nine months ended September 30, 1998 and 1997 includes $758 and $685, respectively, from gain on sale of land and building. Net income for the nine months ended September 30, 1997 also includes $19,739 from loss on sale of land and building. Net income for the years ended December 31, 1997, 1996 and 1995, includes $184,627, $195,675 and $1,421, respectively, from gains on dispositions of land and buildings. Net income for the years ended December 31, 1997 and 1996, includes a loss on sale of land and building of $19,739 and $235,465, respectively. In addition, net income for the year ended December 31, 1995, includes a loss on demolition of building and a loss on sale of land and building of $174,466 and $6,556, respectively.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
             AND RESULTS OF OPERATIONS OF CNL INCOME FUND VII, LTD.

Introduction

   The Income Fund is a Florida limited partnership that was organized on August 18, 1989, to acquire for cash, either directly or through joint venture arrangements, both newly constructed and existing restaurants, as well as land upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains. The leases are triple-net leases, with the lessees generally responsible for all repairs and maintenance, property taxes, insurance and utilities. As of September 30, 1998, the Income Fund owned 40 restaurant properties, which included 10 restaurant properties owned by joint ventures in which the Income Fund is a co-venturer and two restaurant properties owned with affiliates as tenants-in-common.

Liquidity and Capital Resources

 Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997

   The Income Fund's primary source of capital for the nine months ended September 30, 1998 and 1997, was cash from operations (which includes cash received from tenants, distributions from joint ventures, and interest and other income received, less cash paid for expenses). Cash from operations was $2,085,545 and $2,099,452 for the nine months ended September 30, 1998 and 1997, respectively. The decrease in cash from operations for the nine months ended September 30, 1998, as compared to the nine months ended September 30, 1997, is primarily a result of changes in income and expenses as described in "Results of Operations" below and changes in the Income Fund's working capital.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term, highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to the partners. At September 30, 1998, the Income Fund had $828,551 invested in such short-term investments, as compared to $761,317 at December 31, 1997. The funds remaining at September 30, 1998, after payment of distributions and other liabilities, will be used to meet the Income Fund's working capital and other needs.

   Total liabilities of the Income Fund, including distributions payable, decreased to $737,856 at September 30, 1998, from $784,470 at December 31, 1997. We believe that the Income Fund has sufficient cash on hand to meet its current working capital needs.

   Based on cash from operations, the Income Fund declared distributions to the Limited Partners of $2,025,000 for each of the nine months ended September 30, 1998 and 1997 ($675,000 for each of the quarters ended September 30, 1998 and 1997). This represents distributions for each applicable nine months of $0.068 per unit ($0.023 per unit for each applicable quarter). No distributions were made to us for the quarters and nine months ended September 30, 1998 and 1997. No amounts distributed to the Limited Partners for the nine months ended September 30, 1998 and 1997, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   We have the right, but not the obligation, to make additional capital contributions if we deem it appropriate in connection with the operations of the Income Fund.

 The Years Ended December 31, 1997, 1996 and 1995

   The Income Fund's primary source of capital for the years ended December 31, 1997, 1996 and 1995, was cash from operations (which includes cash received from tenants, distributions from joint ventures and interest received, less cash paid for expenses). Cash from operations was $2,840,459, $2,670,869 and $2,484,538 for the years ended December 31, 1997, 1996 and 1995, respectively. The increase in cash from operations during 1997 and 1996, each as compared to the prior year, is primarily a result of changes in income and expenses as described in "Results of Operations" below and changes in the Income Fund's working capital during each of the respective years.

   Other sources and uses of capital included the following items during the years ended December 31, 1997, 1996 and 1995.

   In August 1995, the Income Fund sold its restaurant property in Florence, South Carolina, to the tenant for $1,160,000, and in connection therewith, accepted a promissory note in the principal sum of $1,160,000, collateralized by a mortgage on the restaurant property. The note bears interest at a rate of 10.25% per annum and is being collected in 59 equal monthly installments of $10,395, with a balloon payment of $1,106,657 due in July 2000. Collections commenced August 10, 1995. In accordance with Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate," the Income Fund recorded the sale of the restaurant property using the installment sales method. Therefore, the gain on the sale of the restaurant property was deferred and is being recognized as income proportionately as payments under the mortgage note are collected. The Income Fund recognized a gain of $926 and $836 for financial reporting purposes for the years ended December 31, 1997 and 1996, respectively, and had a deferred gain in the amount of $126,303 and $127,229 at December 31, 1997 and 1996, respectively. The mortgage notes receivable balances at December 31, 1997 and 1996, include principal of $1,131,496 and $1,139,788, respectively, and accrued interest of $6,235 and $6,281, respectively, and are shown net of the deferred gain of $126,303 and $127,229, respectively. Proceeds received from the sale of this restaurant property have been reinvested in additional restaurant properties or used for other Income Fund purposes.

   In November 1994, the Income Fund received notice from the subtenant of its restaurant property in Jacksonville, Florida, that it intended to exercise its option to purchase the restaurant property in accordance with the terms of its sublease agreement. In December 1995, the Income Fund sold its restaurant property in Jacksonville, Florida, to the subtenant for $240,000, and in connection therewith, accepted a promissory note in the principal sum of $240,000, collateralized by a mortgage on the restaurant property. The note bears interest at a rate of 10% per annum and is being collected in 119 equal monthly installments of $2,106, with a balloon payment of $218,252 due December 2005. Collections commenced in January 1996. As a result of the sale of the restaurant property, the Income Fund recognized a loss of $6,556 for financial reporting purposes for the year ended December 31, 1995. The mortgage notes receivable balance at December 31, 1997 and 1996, include principal of $237,192 and $238,666, respectively, and accrued interest of $1,977 and $1,989, respectively. Proceeds received from the sale of this restaurant property will be distributed to the Limited Partners or will be used for other Income Fund purposes.

   In March 1996, the Income Fund entered into an agreement with the tenant of the restaurant property in Daytona Beach, Florida, for payment of certain rental payment deferrals the Income Fund had granted to the tenant through March 31, 1996. Under the agreement, the Income Fund agreed to abate approximately $13,200 of the rental payment deferral amounts. The tenant made payments of approximately $5,700 in each of April 1996 and March 1997 in accordance with the terms of the agreement, and has agreed to pay the Income Fund the remaining balance due of approximately $28,000 in five remaining annual installments through 2002.

   In July 1996, the Income Fund sold its restaurant property in Colorado Springs, Colorado, for $1,075,000, and received net sales proceeds of $1,044,909, resulting in a gain of $194,839 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in July 1990 and had a cost of approximately $900,900, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the

Income Fund sold the restaurant property for approximately $144,000 in excess of its original purchase price. In October 1996, the Income Fund reinvested the net sales proceeds, along with additional funds, in a Boston Market restaurant property located in Marietta, Georgia. A portion of the transaction relating to the sale of the restaurant property in Colorado Springs, Colorado, and the reinvestment of the net sales proceeds were structured to qualify as a like-kind exchange transaction in accordance with Section 1031 of the Internal Revenue Code. The Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes resulting form the sale.

   In addition, in October 1996, the Income Fund sold its restaurant property in Hartland, Michigan, for $625,000 and received net sales proceeds of $617,035, resulting in a loss of approximately $235,465, for financial reporting purposes. In February 1997, the Income Fund reinvested the net sales proceeds in CNL Mansfield Joint Venture. The Income Fund has a 79% interest in the profits and losses of CNL Mansfield Joint Venture and the remaining interest in this joint venture is held by an affiliate of the Income Fund which has the same General Partners.

   In May 1997, the Income Fund sold its restaurant property in Columbus, Indiana, for $240,000 and received net sales proceeds of $223,589, resulting in a loss of $19,739 for financial reporting purposes. In December 1997, the Income Fund reinvested the net sales proceeds, along with additional funds, in a restaurant property in Miami, Florida, as tenants-in-common with affiliates of the General Partner, in exchange for a 35.64% interest in this restaurant property.

   In October 1997, the Income Fund sold its restaurant property in Dunnellon, Florida, for $800,000 and received net sales proceeds (net of $5,055 which represents amounts due to the former tenant for prepaid rent) of $752,745, resulting in a gain of $183,701 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in August 1990 and had a cost of approximately $546,300, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $211,500 in excess of its original purchase price. In December 1997, the Income Fund reinvested these net sales proceeds in a restaurant property in Smithfield, North Carolina, as tenants-in-common with an affiliate of the General Partner. We believe that the transaction, or a portion thereof, relating to the sale of the restaurant property in Dunnellon, Florida and the reinvestment of the net sales proceeds in the restaurant property in Smithfield, North Carolina, qualified as a like-kind exchange transaction in accordance with Section 1031 of the Internal Revenue Code. However, the Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any, (at a level reasonably assumed by us) resulting from the sale.

   In addition, in October 1997, the Income Fund and an affiliate, as tenants-in-common, sold the restaurant property in Yuma, Arizona, in which the Income Fund owned a 48.33% interest, for a total sales price of $1,010,000 and received net sales proceeds of $982,025, resulting in a gain, to the tenancy-in-common, of approximately $128,400 for financial reporting purposes. The restaurant property was originally acquired in July 1994 and had a total cost of approximately $861,700, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the restaurant property was sold for approximately $120,300 in excess of its original purchase price. In December 1997, the Income Fund reinvested its portion of the net sales proceeds from the sale of the Yuma, Arizona, restaurant property, along with funds from the sale of the wholly-owned restaurant property in Columbus, Indiana, in a restaurant property in Miami, Florida, as tenants-in-common with certain of our affiliates. We believe that the transaction, or a portion thereof, relating to the sale of the restaurant property in Yuma, Arizona and the reinvestment of the net sales proceeds in the restaurant property in Miami, Florida, will qualify as a like-kind exchange transaction in accordance with Section 1031 of the Internal Revenue Code. However, the Income Fund will distribute amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any, (at a level reasonably assumed by us) resulting from the sale.

   None of the restaurant properties owned by the Income Fund or the joint ventures in which the Income Fund owns an interest is or may be encumbered. Under its partnership agreement, the Income Fund is prohibited from borrowing for any purpose; provided, however, that we or our affiliates are entitled to reimbursement, at cost, for actual expenses incurred by us or our affiliates on behalf of the Income Fund. Certain of our affiliates from time to time incur certain operating expenses on behalf of the Income Fund for which the Income Fund reimburses the affiliates without interest.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term, highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or make distributions to the partners. At December 31, 1997, the Income Fund had $761,317 invested in such short-term investments, as compared to $1,305,429 at December 31, 1996. The decrease in the amount invested in short-term investments is primarily a result of the reinvestment of the net sales proceeds received in 1996 from the sale of the restaurant property in Hartland, Michigan, in CNL Mansfield Joint Venture in February 1997, as described above. The funds remaining at December 31, 1997, will be used for the payment of distributions and other liabilities.

   During 1997, 1996 and 1995, certain of our affiliates incurred on behalf of the Income Fund $74,968, $97,288 and $94,618, respectively, for certain operating expenses. As of December 31, 1997 and 1996, the Income Fund owed $27,683 and $1,867, respectively, to affiliates for such amounts and accounting and administrative services. As of February 28, 1998, the Income Fund had reimbursed the affiliates all such amounts. In addition, during the year ended December 31, 1995, the Income Fund incurred $7,200 in real estate disposition fees due to an affiliate as a result of its services in connection with the sale of the restaurant property in Jacksonville, Florida. The payment of such fees is deferred until the Limited Partners have received the sum of their 10% preferred return and their adjusted capital contributions. Amounts payable to other parties, including distributions payable, of the Income Fund increased to $749,587 at December 31, 1997, from $724,399 at December 31, 1996, primarily as a result of an increase in rents paid in advance during the year ended December 31, 1997. Liabilities at December 31, 1997, to the extent they exceed cash and cash equivalents at December 31, 1997, will be paid from future cash from operations, from amounts collected under the mortgage notes described above or, in the event we elect to make additional capital contributions, from future General Partner contributions.

   Based primarily on current and anticipated future cash from operations, the Income Fund declared distributions to the Limited Partners of $2,700,000 for each of the years ended December 31, 1997 and 1996, and $2,700,002 for the year ended December 31, 1995. This represents distributions of $0.090 per Unit for each of the years ended December 31, 1997, 1996 and 1995. No amounts distributed to the Limited Partners for the years ended December 31, 1997, 1996 and 1995 are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions.

   We believe that the restaurant properties are adequately covered by insurance. In addition, we have obtained contingent liability and property coverage for the Income Fund. This insurance is intended to reduce the Income Fund's exposure in the unlikely event a tenant's insurance policy lapses or is insufficient to cover a claim relating to the restaurant property.

   Due to low operating expenses and ongoing cash flow, we believe that the Income Fund has sufficient working capital reserves at this time. In addition, because all leases of the Income Fund's restaurant properties are on a triple-net basis, it is not anticipated that a permanent reserve for maintenance and repairs will be established at this time. To the extent, however, that the Income Fund has insufficient funds for such purposes, we will contribute to the Income Fund an aggregate amount of up to one percent of the offering proceeds for maintenance and repairs.

Results of Operations

 Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997

   During the nine months ended September 30, 1997, the Income Fund and its consolidated joint venture, San Antonio #849 Joint Venture, owned and leased 31 wholly-owned restaurant properties (including one restaurant property in Columbus, Indiana and one restaurant property in Dunnellon, Florida, which were sold in May and October 1997, respectively) and during the nine months ended September 30, 1998, the Income Fund and its consolidated joint venture owned and leased 29 wholly-owned restaurant properties, to operators of fast-food and family-style restaurant chains. In connection therewith, during the nine months ended September 30, 1998 and 1997, the Income Fund and San Antonio #849 Joint Venture earned $1,795,268 and $1,842,615, respectively, in rental income from operating leases and earned income from direct financing leases, $595,923 and $615,826 of which was earned for the quarters ended September 30, 1998 and 1997, respectively. Rental and earned income decreased during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, primarily as a result of the sales of the restaurant properties in Columbus, Indiana and Dunnellon, Florida in May and October 1997, respectively. The Income Fund reinvested these net sales proceeds in two restaurant properties, as tenants-in-common, with certain of our affiliates as described below.

   During the nine months ended September 30, 1997, the Income Fund owned and leased nine restaurant properties indirectly through other joint venture arrangements and one restaurant property indirectly with an affiliate as tenants-in-common (including the restaurant property in Yuma, Arizona held as tenants-in-common with an affiliate, which was sold in October 1997). In addition, during the nine months ended September 30, 1998, the Income Fund owned and leased nine restaurant properties indirectly through other joint venture arrangements and two restaurant properties indirectly with affiliates as tenants-in-common. In connection therewith, during the nine months ended September 30, 1998 and 1997, the Income Fund earned $229,480 and $151,930, respectively, attributable to net income earned by these unconsolidated joint ventures, $78,287 and $55,939 of which was earned for the quarters ended September 30, 1998 and 1997, respectively. The increase in net income earned by joint ventures during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, is primarily due to the fact that in December 1997, the Income Fund reinvested the net sales proceeds received from the sale of two restaurant properties in October 1997, in a restaurant property in Smithfield, North Carolina, and a restaurant property in Miami, Florida, with certain of our affiliates as tenants-in-common.

   During at least one of the nine months ended September 30, 1998 and 1997, four lessees of the Income Fund and its consolidated joint venture, San Antonio #849 Joint Venture, Golden Corral Corporation, Restaurant Management Services, Inc., Flagstar Enterprises, Inc. and Waving Leaves, Inc., each contributed more than 10% of the Income Fund's total rental income (including rental income from the Income Fund's consolidated joint venture and the Income Fund's share of rental income from restaurant properties owned by unconsolidated joint ventures and restaurant properties owned with affiliates as tenants-in-common). As of September 30, 1998, Golden Corral Corporation was the lessee under leases relating to five restaurants, Restaurant Management Services, Inc. was the lessee under leases relating to eight restaurants, Flagstar Enterprises, Inc. was the lessee under leases relating to two restaurants, and Waving Leaves, Inc. was the lessee under leases relating to four restaurants. It is anticipated that, based on the minimum rental payments required by the leases, Golden Corral Corporation, Restaurant Management Services, Inc. and Waving Leaves, Inc. each will continue to contribute more than 10% of the Income Fund's total rental income during the remainder of 1998 and subsequent years. Any failure of these lessees could materially affect the Income Fund's income.

   Operating expenses, including depreciation and amortization expense, were $352,286 and $356,379 for the nine months ended September 30, 1998 and 1997, respectively, of which $117,124 and $112,150 were incurred for the quarters ended September 30, 1998 and 1997, respectively.

   As a result of the sale of the restaurant property in Florence, South Carolina, in August 1995, and recording the gain using the installment method, the Income Fund recognized a gain for financial reporting purposes of $758 and $685 for the nine months ended September 30, 1998 and 1997, respectively, $259 and $234 of which was recognized for the quarters ended September 30, 1998 and 1997, respectively. As a result of the sale of the restaurant property in Columbus, Indiana in 1997, the Income Fund recognized a loss for financial reporting purposes of $19,739 during the nine months ended September 30, 1997. No restaurant properties were sold during the quarter and nine months ended September 30, 1998.

 The Years Ended December 31, 1997, 1996 and 1995

   During 1995, the Income Fund owned and leased 33 wholly-owned restaurant properties (including two restaurant properties in Florence, South Carolina, and Jacksonville, Florida, which were sold in August and December 1995, respectively), during 1996, the Income Fund owned and leased 33 wholly-owned restaurant properties (including two restaurant properties in Colorado Springs, Colorado, and Hartland, Michigan, which were sold in July and October 1996, respectively), during 1997, the Income Fund owned and leased 31 wholly-owned restaurant properties (including two restaurant properties in Columbus, Indiana and Dunnellon, Florida, which were sold in May and October 1997, respectively). In addition, during 1996 and 1995, the Income Fund was a co-venturer in four separate joint ventures which owned and leased nine restaurant properties and one restaurant property the Income Fund owned and leased with an affiliate as tenants-in-common. During 1997, the Income Fund was a co-venturer in five separate joint ventures which owned and leased 10 restaurant properties and three restaurant properties the Income Fund owned with affiliates as tenants-in-common (including one restaurant property in Yuma, Arizona which was sold in October 1997). As of December 31, 1997, the Income Fund and its consolidated joint venture, San Antonio #849 Joint Venture, owned (either directly, as tenants-in-common with an affiliate or through joint venture arrangements) 40 wholly-owned restaurant properties which are subject to long-term, triple-net leases. The leases of the restaurant properties provide for minimum base annual rental amounts (payable in monthly installments) ranging from approximately $22,100 to $166,700. Substantially all of the leases provide for percentage rent based on sales in excess of a specified amount. In addition, some of the leases provide that, commencing in the specified lease years (generally ranging from the sixth to the eleventh lease year), the annual base rent required under the terms of the lease will increase.

   During the years ended December 31, 1997, 1996 and 1995, the Income Fund and its consolidated joint venture, San Antonio #849 Joint Venture, earned $2,436,222, $2,459,094 and $2,427,464, respectively, in rental income from operating leases and earned income from direct financing leases. The decrease in rental and earned income during 1997, as compared to 1996, was attributable to a decrease in rental and earned income as a result of the sales of the restaurant properties in Colorado Springs, Colorado; Hartland, Michigan; Columbus, Ohio and Dunnellon, Florida, in July 1996, October 1996, May 1997 and October 1997, respectively. This decrease was partially offset by an increase in rental and earned income as a result of reinvesting the net sales proceeds from the sale of the restaurant property in Colorado, Springs, Colorado, in a restaurant property in Marietta, Georgia, in October 1996. Rental and earned income are expected to decrease in future years as a result of reinvesting the proceeds from the sales of the restaurant properties in Hartland, Michigan; Columbus, Ohio and Dunnellon, Florida in joint ventures and in restaurant properties owned with affiliates, as tenants-in-common, as described below. However, as a result of reinvesting in joint ventures and in restaurant properties owned with affiliates, as tenants-in-common, net income earned by unconsolidated joint ventures is expected to increase in 1998.

   Rental and earned income increased during 1996, as compared to 1995, as a result of recording rental income during 1996 relating to the restaurant properties in Colorado Springs, and Pueblo, Colorado as compared to recording no rental income during 1995 due to financial difficulties the tenant was experiencing. The restaurant property in Colorado Springs, Colorado, was subsequently sold, as described above in "Liquidity and Capital Resources." The increase in rental and earned income during 1996, as compared to 1995, was partially offset by a decrease in rental income during 1996, as a result of the sale of the Income Fund restaurant properties in Florence, South Carolina, and Jacksonville, Florida, in August and December 1995, respectively. However, as a result of the Income Fund accepting mortgage notes for the sale of these restaurant properties, interest income increased during 1996 and 1995, as described below and above in "Liquidity and Capital Resources."

   For the years ended December 31, 1997, 1996 and 1995, the Income Fund also earned $51,345, $44,973 and $68,820, respectively, in contingent rental income. The increase in contingent rental income during 1997, as compared to 1996, is primarily a result of increased gross sales of certain restaurant properties requiring the payment of contingent rental income. The decrease in contingent rental income during 1996, as compared to 1995, is primarily attributable to the change in the percentage rent formula in accordance with the terms of the lease agreement for one of the Income Fund's leases during 1996.

   During the years ended December 31, 1997, 1996 and 1995, the Income Fund earned $183,579, $240,079 and $84,390, respectively, in interest and other income. The decrease in interest and other income for 1997, as compared to 1996, and the increase in interest and other income during 1996, as compared to 1995, is attributable to the fact that during 1996, the Income Fund recognized approximately $46,500 in other income due to the fact that the corporate franchisor of the restaurant properties in Pueblo and Colorado Springs, Colorado, paid past due real estate taxes relating to the restaurant properties and the Income Fund reversed such amounts during 1996 that it had previously accrued as payable during 1995. In addition, the decrease in interest and other income during 1997, as compared to 1996, was due to the fact that during 1996, the Income Fund earned approximately $10,000 in interest income on the net sales proceeds held in escrow relating to the restaurant property in Colorado Springs, Colorado. These proceeds were reinvested in a restaurant property in Marietta, Georgia, in October 1996. The increase in interest and other income during 1996, as compared to 1995, was primarily attributable to an increase in interest earned on the mortgage notes accepted in connection with the sales of the restaurant properties in Florence, South Carolina, in August 1995, and Jacksonville, Florida, in December 1995, as discussed above in "Liquidity and Capital Resources."

   For the years ended December 31, 1997, 1996 and 1995, the Income Fund also earned $267,251, $157,254 and $154,937, respectively, attributable to net income earned by unconsolidated joint ventures in which the Income Fund is a co-venturer and restaurant properties owned indirectly with affiliates as tenants-in-common. The increase in net income earned by joint ventures during the year ended 1997, is partially due to the fact that in February 1997, the Income Fund reinvested the net sales proceeds it received from the sale, in October 1996, of the restaurant property in Hartland, Michigan, in CNL Mansfield Joint Venture, with an affiliate of the Income Fund which has the same General Partners. In addition, the increase in net income earned by joint ventures is partially attributable to the fact that in October 1997, the Income Fund and an affiliate, as tenants-in-common, sold the restaurant property in Yuma, Arizona, in which the Income Fund owned a 48.33% interest. The tenancy-in-common recognized a gain of approximately $128,400 for financial reporting purposes, as described above in "Liquidity and Capital Resources." In addition, the increase in net income earned by joint ventures during the year ended 1997, as compared to 1996, is partially due to the Income Fund investing in a restaurant property in Smithfield, North Carolina, in December 1997, with certain of our affiliates as tenants-in-common, as described above in "Liquidity and Capital Resources."

   During at least one of the years ended December 31, 1997, 1996 and 1995, three lessees of the Income Fund and its consolidated joint venture, Golden Corral Corporation, Restaurant Management Services, Inc. and Flagstar Enterprises, Inc., each contributed more than 10% of the Income Fund's total rental income (including rental income from the Income Fund's consolidated joint venture and the Income Fund's share of rental income from nine restaurant properties owned by unconsolidated joint ventures and three restaurant properties owned with affiliates as tenants-in-common, including one restaurant property owned as tenants-in-common which sold in October 1997). As of December 31, 1997, Golden Corral Corporation was the lessee under leases relating to four restaurants, Restaurant Management Services, Inc. was the lessee under leases relating to eight restaurants and Flagstar Enterprises, Inc. was the lessee under leases relating to four restaurants. It is anticipated that, based on the minimum rental payments required by the leases, these three lessees each will continue to contribute more than 10% of the Income Fund's total rental income during 1998 and subsequent years. In addition, during at least one at least on of the years ended December 31, 1997, 1996 and 1995, three restaurant chains, Golden Corral, Hardee's and Burger King, each accounted for more than 10% of the Income

Fund's total rental income (including rental income from the Income Fund's consolidated joint venture and the Income Fund's share of rental income from nine restaurant properties owned by unconsolidated joint ventures and three restaurant properties owned with affiliates as tenants-in-common, including one restaurant property owned as tenants-in-common which was sold in October 1997). In subsequent years, it is anticipated that these three restaurant chains each will continue to account for more than 10% of the Income Fund's total rental income to which the Income Fund is entitled under the terms of the leases. Any failure of these lessees or restaurant chains could materially affect the Income Fund's income.

   Operating expenses, including depreciation and amortization expense, were $478,614, $516,056 and $555,134 for the years ended December 31, 1997, 1996 and
1995, respectively. The decrease in operating expenses during 1997, as compared to 1996, was primarily a result of a decrease in accounting and administrative expenses associated with operating the Income Fund and its restaurant properties. In addition, the decrease in operating expenses during 1997, as compared to 1996, was due to the fact that in July 1996, the Income Fund sold the restaurant property in Colorado Springs, Colorado, as discussed above in "Liquidity and Capital Resources," and in connection therewith, paid approximately $9,000 in 1996 real estate taxes which were due upon the sale of the restaurant property. Because of the sale, no real estate taxes were recorded in 1997. The decrease in operating expenses during 1996, as compared to 1995, was primarily attributable to the fact that the Income Fund accrued approximately $46,500 for current and past due real estate taxes relating to the restaurant properties in Colorado Springs and Pueblo, Colorado, during 1995. As described above, the amounts accrued during 1995 were reversed and recorded as other income during 1996. No real estate taxes were recorded during 1996 relating to the restaurant property in Pueblo, Colorado, due to the fact that the new tenant is responsible for the real estate taxes under the terms of the assigned lease.

   The decrease in operating expenses during 1997, as compared to 1996, was also partially attributable to a decrease in depreciation expense due to the sales of the restaurant properties in Hartland, Michigan and Colorado Springs, Colorado in 1996. The decrease in depreciation expense was partially offset by the purchase of the restaurant property in Marietta, Georgia, in October 1996. The decrease in operating expenses during 1996, as compared to 1995, was partially attributable to a decrease in depreciation expense as a result of the demolition of the restaurant property in Daytona Beach, Florida, the sale of the restaurant property in Florence, South Carolina, and the sale of the restaurant property in Jacksonville, Florida, during 1995.

   The decrease in operating expenses during 1996, as compared to 1995, was partially offset by an increase in accounting and administrative expenses associated with operating the Income Fund and its restaurant properties and an increase in insurance expense as a result of our obtaining contingent liability and property coverage for the Income Fund beginning in May 1995.

   As a result of the sale of the restaurant property in Columbus, Indiana, during 1997, as described above in "Liquidity and Capital Resources," the Income Fund recognized a loss of $19,739 for financial reporting purposes, for the year ended December 31, 1997. As a result of the sale of the restaurant property in Dunnellon, Florida, as described above in "Liquidity and Capital Resources," the Income Fund recognized a gain for financial reporting purposes of $183,701 for the year ended December 31, 1997.

   As a result of the sale of the restaurant property in Colorado Springs, Colorado, during 1996, as described above in "Liquidity and Capital Resources," the Income Fund recognized a gain of $194,839 for financial reporting purposes for the year ended December 31, 1996. As a result of the sale of the restaurant property in Hartland, Michigan, as described above in "Liquidity and Capital Resources," the Income Fund recognized a loss for financial reporting purposes of $235,465 for the year ended December 31, 1996.

   In connection with the sale of its restaurant property in Florence, South Carolina, during 1995, as described above in "Liquidity and Capital Resources," the Income Fund recognized a gain for financial reporting purposes of $926, $836 and $1,421 for the years ended December 31, 1997, 1996 and 1995, respectively. In accordance with Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate," the Income Fund recorded the sale using the installment sales method. As such, the gain on sale was deferred and is being recognized as income proportionately as payments under the mortgage note are collected. Therefore, the balance of the deferred gain of $126,303 at December 31, 1997 is being recognized as income in future periods as payments are collected. For federal income tax purposes, a gain of approximately $97,300 from the sale of this restaurant property was also deferred during 1995 and is being recognized as payments under the mortgage note are collected.

   In addition, as a result of the sale of the restaurant property in Jacksonville, Florida, during 1995, as described above in "Liquidity and Capital Resources," the Income Fund recognized a loss for financial reporting purposes of $6,556 for the year ended December 31, 1995. In addition, as a result of the demolition of the restaurant property in Daytona Beach, Florida, as described above in "Liquidity and Capital Resources," the Income Fund recognized a loss on demolition of building for financial reporting purposes of $174,466 for the year ended December 31, 1995.

General

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Income Fund's financial position or results of operations.

   The Income Fund's leases as of September 30, 1998, are triple-net leases and contain provisions that we believe mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain restaurant sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Inflation has had a minimal effect on income from operations. Management expects that increases in restaurant sales volumes due to inflation and real sales growth should result in an increase in rental income over time. Continued inflation also may cause capital appreciation of the Income Fund's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.

   The Year 2000 problem is the result of information technology systems and embedded systems (products which are made with microprocessor (computer) chips such as HVAC systems, physical security systems and elevators) using a two-digit format, as opposed to four digits, to indicate the year. Such information technology and embedded systems may be unable to properly recognize and process date-sensitive information beginning January 1, 2000.

   The Income Fund does not have any information technology systems. Certain of our affiliates provide all services requiring the use of information technology systems pursuant to a management agreement with the Income Fund. The maintenance of embedded systems, if any, at the Income Fund's restaurant properties is the responsibility of the tenants of the restaurant properties in accordance with the terms of the Income Fund's leases. We and our affiliates have established a team dedicated to reviewing the internal information technology systems used in the operation of the Income Fund, and the information technology and embedded systems and the Year 2000 compliance plans of the Income Fund's tenants, significant suppliers, financial institutions and transfer agent.

   The information technology infrastructure of our affiliates consists of a network of personal computers and servers that were obtained from major suppliers. The affiliates utilize various administrative and financial software applications on that infrastructure to perform the business functions of the Income Fund. Our inability and that of our affiliates to identify and timely correct material Year 2000 deficiencies in the software and/or infrastructure could result in an interruption in, or failure of, certain of the Income Fund's business activities or operations. Accordingly, we and our affiliates have requested and are evaluating documentation from the suppliers of the affiliates regarding the Year 2000 compliance of their products that are used in the business activities or operations of the Income Fund. The costs expected to be incurred by us and our affiliates to become Year 2000 compliant will be incurred by us and our affiliates; therefore, these costs will have no impact on the Income Fund's financial position or results of operations.

   The Income Fund has material third party relationships with its tenants, financial institutions and transfer agent. The Income Fund depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. If any of these third parties are unable to meet their obligations to the Income Fund because of the Year 2000 deficiencies, such a failure may have a material impact on the Income Fund. Accordingly, we have requested and are evaluating documentation from the Income Fund's tenants, financial institutions, and transfer agent relating to their Year 2000 compliance plans. At this time, we have not yet received sufficient certifications to be assured that the tenants, financial institutions, and transfer agent have fully considered and mitigated any potential material impact of the Year 2000 deficiencies. Therefore, we do not, at this time, know of the potential costs to the Income Fund of any adverse impact or effect of any Year 2000 deficiencies by these third parties.

   We currently expect that all Year 2000 compliance testing and any necessary remedial measures on the information technology systems used in the business activities and operations of the Income Fund will be completed prior to June 30, 1999. Based on the progress we and our affiliates have made in identifying and addressing the Income Fund's Year 2000 issues and the plan and timeline to complete the compliance program, we do not foresee significant risks associated with the Income Fund's Year 2000 compliance at this time. Because we and our affiliates are still evaluating the status of the systems used in business activities and operations of the Income Fund and the systems of the third parties with which the Income Fund conducts its business, we have not yet developed a comprehensive contingency plan and are unable to identify "the most reasonably likely worst case scenario" at this time. As we identify significant risks related to the Income Fund's Year 2000 compliance or if the Income Fund's Year 2000 compliance program's progress deviates substantially from the anticipated timeline, we will develop appropriate contingency plans.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
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Condensed Balance Sheets as of September 30, 1998 and December 31, 1997...   F-1

Condensed Statements of Income for the Quarters and Nine Months Ended
 September 30, 1998 and 1997..............................................   F-2

Condensed Statements of Partner's Capital for the Nine Months Ended
 September 30, 1998 and for the Year Ended December 31, 1997..............   F-3

Condensed Statements of Cash Flows for the Nine Months Ended September 30,
 1998 and 1997............................................................   F-4

Notes to Condensed Financial Statements for the Quarters and Nine Months
 Ended September 30, 1998 and 1997........................................   F-5

Report of Independent Accountants.........................................   F-6

Balance Sheets as of December 31, 1997 and 1996...........................   F-7

Statements of Income for the Years Ended December 31, 1997, 1996 and 1995.   F-8

Statements of Partner's Capital for the Years Ended December 31, 1997,
 1996 and 1995............................................................   F-9

Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 1995.....................................................................  F-10

Notes to Financial Statements for the Years Ended December 31, 1997, 1996
 and 1995.................................................................  F-11

Unaudited Pro Forma Financial Information.................................  F-19

Unaudited Pro Forma Balance Sheet as of September 30, 1998................  F-20

Unaudited Pro Forma Income Statement for the Nine Months Ended September
 30, 1998.................................................................  F-21

Unaudited Pro Forma Income Statement for the Year Ended December 31, 1997.  F-22

Notes and Management's Assumptions to Unaudited Pro Forma Financial
 Statements...............................................................  F-23

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                    September 30, December 31,
                                                        1998          1997
                                                    ------------- ------------
                      ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $2,397,837 and
 $2,169,570........................................  $15,154,596  $15,382,863
Net investment in direct financing leases..........    3,386,764    3,447,152
Investment in joint ventures.......................    3,340,189    3,393,932
Mortgage note receivable, less deferred gain of
 $125,545 and $126,303.............................    1,243,284    1,250,597
Cash and cash equivalents..........................      828,551      761,317
Receivables, less allowance for doubtful accounts
 of $28,936 and $32,959............................        6,576       64,092
Prepaid expenses...................................        7,291        4,755
Accrued rental income, less allowance for doubtful
 accounts of $9,845 in 1998 and 1997...............    1,183,770    1,114,632
Other assets.......................................       60,422       60,422
                                                     -----------  -----------
                                                     $25,211,443  $25,479,762
                                                     ===========  ===========
         LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................  $     2,327  $     6,131
Escrowed real estate taxes payable.................        4,727        7,785
Distributions payable..............................      675,000      675,000
Due to related parties.............................       11,443       34,883
Rents paid in advance..............................       44,359       60,671
                                                     -----------  -----------
    Total liabilities..............................      737,856      784,470
Minority interest..................................      146,865      147,514
Partners' capital..................................   24,326,722   24,547,778
                                                     -----------  -----------
                                                     $25,211,443  $25,479,762
                                                     ===========  ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                    Quarter Ended         Nine Months Ended
                                    September 30,           September 30,
                                ----------------------  ----------------------
                                   1998        1997        1998        1997
                                ----------  ----------  ----------  ----------
Revenues:
  Rental income from operating
   leases.....................  $  492,759  $  493,318  $1,483,950  $1,473,347
  Earned income from direct
   financing leases...........     103,164     122,508     311,318     369,268
  Contingent rental income....       4,829       2,602      17,207       5,685
  Interest and other income...      42,300      46,474     127,438     131,517
                                ----------  ----------  ----------  ----------
                                   643,052     664,902   1,939,913   1,979,817
                                ----------  ----------  ----------  ----------
Expenses:
  General operating and
   administrative.............      37,062      31,784     104,724     101,277
  Bad debt expense............         --          --          --        4,613
  Professional services.......       3,973       4,277      16,567      14,683
  Real estate taxes...........         --          --          --        2,979
  State and other taxes.......         --          --        2,728       4,560
  Depreciation and
   amortization...............      76,089      76,089     228,267     228,267
                                ----------  ----------  ----------  ----------
                                   117,124     112,150     352,286     356,379
                                ----------  ----------  ----------  ----------
Income Before Minority
 Interest in Income of
 Consolidated Joint Venture,
 Equity in Earnings of
 Unconsolidated Joint
 Ventures, and Gain (Loss) on
 Sale of Land and Buildings...     525,928     552,752   1,587,627   1,623,438
Minority Interest in Income of
 Consolidated Joint Ventures..      (4,665)     (4,698)    (13,921)    (13,998)
Equity in Earnings of
 Unconsolidated Joint
 Ventures.....................      78,287      55,939     229,480     151,930
Gain (Loss) on Sale of Land
 and Buildings................         259         234         758     (19,054)
                                ----------  ----------  ----------  ----------
Net Income....................  $  599,809  $  604,227  $1,803,944  $1,742,316
                                ==========  ==========  ==========  ==========
Allocation of Net Income:
  General partners............  $    5,998  $    6,036  $   18,039  $   17,495
  Limited partners............     593,811     598,191   1,785,905   1,724,821
                                ----------  ----------  ----------  ----------
                                $  599,809  $  604,227  $1,803,944  $1,742,316
                                ==========  ==========  ==========  ==========
Net Income Per Limited Partner
 Unit.........................  $    0.020  $    0.020  $    0.060  $    0.057
                                ==========  ==========  ==========  ==========
Weighted Average Number of
 Limited Partner Units
 Outstanding..................  30,000,000  30,000,000  30,000,000  30,000,000
                                ==========  ==========  ==========  ==========

                See accompanying notes to financial statements.

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                Nine Months Ended  Year Ended
                                                  September 30,   December 31,
                                                      1998            1997
                                                ----------------- ------------
General partners:
  Beginning balance............................   $    181,085    $    156,785
  Net income...................................         18,039          24,300
                                                  ------------    ------------
                                                       199,124         181,085
                                                  ------------    ------------
Limited partners:
  Beginning balance............................     24,366,693      24,484,985
  Net income...................................      1,785,905       2,581,708
  Distributions ($0.068 and $0.090 per limited
   partner unit, respectively).................     (2,025,000)     (2,700,000)
                                                  ------------    ------------
                                                    24,127,598      24,366,693
                                                  ------------    ------------
Total partners' capital........................   $ 24,326,722    $ 24,547,778
                                                  ============    ============




                See accompanying notes to financial statements.

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                          Nine Months Ended
                                                            September 30,
                                                        ----------------------
                                                           1998        1997
                                                        ----------  ----------
Increase (Decrease) in Cash and Cash Equivalents:
  Net Cash Provided by Operating Activities............ $2,085,545  $2,099,452
                                                        ----------  ----------
  Cash Flows from Investing Activities:
    Proceeds from sale of land.........................        --      223,589
    Investment in joint ventures.......................        --     (616,245)
    Collections on mortgage note receivable............      8,004       7,230
    Other..............................................     13,255         --
                                                        ----------  ----------
      Net cash provided by (used in) investing
       activities......................................     21,259    (385,426)
                                                        ----------  ----------
  Cash Flows from Financing Activities:
    Distributions to limited partners.................. (2,025,000) (2,025,000)
    Distributions to holder of minority interest.......    (14,570)    (14,781)
                                                        ----------  ----------
      Net cash used in financing activities............ (2,039,570) (2,039,781)
                                                        ----------  ----------
Net Increase (Decrease) in Cash and Cash Equivalents...     67,234    (325,755)
Cash and Cash Equivalents at Beginning of Period.......    761,317   1,305,429
                                                        ----------  ----------
Cash and Cash Equivalents at End of Period............. $  828,551  $  979,674
                                                        ----------  ----------
Supplemental Schedule of Non-Cash Financing Activities
    Distributions declared and unpaid at end of period. $  675,000  $  675,000
                                                        ==========  ==========



                See accompanying notes to financial statements.

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

           Quarters and Nine Months Ended September 30, 1998 and 1997

1. Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter and nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund VII, Ltd. (the "Partnership") for the year ended December 31, 1997.

   The Partnership accounts for its 83 percent interest in San Antonio #849 Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

2. Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from the unconsolidated joint ventures and the properties held as tenants-in-common with affiliates) for at least one of the nine month periods ended September 30:

                                                                1998     1997
                                                              -------- --------
      Golden Corral Corporation.............................. $509,751 $445,267
      Restaurant Management Services, Inc. ..................  327,103  327,855
      Waving Leaves, Inc.....................................  225,889  112,948
      Flagstar Enterprises, Inc..............................  113,294  231,196

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners
CNL Income Fund VII, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund VII, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund VII, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
January 15, 1998

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                                 BALANCE SHEETS

                                                             December 31,
                                                        -----------------------
                                                           1997        1996
                                                        ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation.............................. $15,382,863 $15,930,547
Net investment in direct financing leases..............   3,447,152   4,098,192
Investment in joint ventures...........................   3,393,932   1,789,238
Mortgage notes receivable, less deferred gain..........   1,250,597   1,259,495
Cash and cash equivalents..............................     761,317   1,305,429
Receivables, less allowance for doubtful accounts of
 $32,959 and $43,234...................................      64,092      63,386
Prepaid expenses.......................................       4,755       4,654
Accrued rental income, less allowance for doubtful
 accounts of $9,845 and $10,786........................   1,114,632   1,012,490
Other assets...........................................      60,422      60,422
                                                        ----------- -----------
                                                        $25,479,762 $25,523,853
                                                        =========== ===========
           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................... $     6,131 $     6,502
Escrowed real estate taxes payable.....................       7,785       4,192
Distributions payable..................................     675,000     675,000
Due to related parties.................................      34,883       9,067
Rents paid in advance..................................      60,671      38,705
                                                        ----------- -----------
    Total liabilities..................................     784,470     733,466
Minority interest......................................     147,514     148,617
Partners' capital......................................  24,547,778  24,641,770
                                                        ----------- -----------
                                                        $25,479,762 $25,523,853
                                                        =========== ===========



                See accompanying notes to financial statements.

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                Year Ended December 31,
                                            ----------------------------------
                                               1997        1996        1995
                                            ----------  ----------  ----------
Revenues:
  Rental income from operating leases.....  $1,960,724  $1,954,033  $1,888,830
  Earned income from direct financing
   leases.................................     475,498     505,061     538,634
  Contingent rental income................      51,345      44,973      68,820
  Interest and other income...............     183,579     240,079      84,390
                                            ----------  ----------  ----------
                                             2,671,146   2,744,146   2,580,674
                                            ----------  ----------  ----------
Expenses:
  General operating and administrative....     138,560     159,001     146,747
  Professional services...................      23,546      27,640      27,379
  Bad debt expense........................       4,613         --        2,584
  Real estate taxes.......................       2,979       9,010      46,512
  State and other taxes...................       4,560       2,448       2,562
  Depreciation and amortization...........     304,356     317,957     329,350
                                            ----------  ----------  ----------
                                               478,614     516,056     555,134
                                            ----------  ----------  ----------
Income Before Minority Interest in Income
 of Consolidated Joint Venture, Equity in
 Earnings of Unconsolidated Joint
 Ventures, Gain (Loss) on Sale of Land and
 Buildings and Loss on Demolition of
 Building.................................   2,192,532   2,228,090   2,025,540
Minority Interest in Income of
 Consolidated Joint Venture...............     (18,663)    (18,691)    (18,728)
Equity in Earnings of Unconsolidated Joint
 Ventures.................................     267,251     157,254     154,937
Gain (Loss) on Sale of Land and Buildings.     164,888     (39,790)     (5,135)
Loss on Demolition of Building............         --          --     (174,466)
                                            ----------  ----------  ----------
Net Income................................  $2,606,008  $2,326,863  $1,982,148
                                            ==========  ==========  ==========
Allocation of Net Income:
  General partners........................  $   24,300  $   23,586  $   20,784
  Limited partners........................   2,581,708   2,303,277   1,961,364
                                            ----------  ----------  ----------
                                            $2,606,008  $2,326,863  $1,982,148
                                            ==========  ==========  ==========
Net Income Per Limited Partner Unit.......  $    0.086  $    0.077  $    0.065
                                            ==========  ==========  ==========
Weighted Average Number of Limited Partner
 Units Outstanding........................  30,000,000  30,000,000  30,000,000
                                            ==========  ==========  ==========


                See accompanying notes to financial statements.

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                        STATEMENTS OF PARTNERS' CAPITAL

                  Years Ended December 31, 1997, 1996 and 1995

                         General Partners                 Limited Partners
                         ---------------- -------------------------------------------------
                                 Accumu-                              Accumu-
                         Contri-  lated     Contri-     Distri-        lated    Syndication
                         butions Earnings   butions     butions      Earnings      Costs        Total
                         ------- -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1994................... $1,000  $111,415 $30,000,000 $(12,077,621) $11,137,967 $(3,440,000) $25,732,761
 Distributions to
  limited partners
  ($0.090 per limited
  partner unit).........    --        --          --    (2,700,002)         --          --    (2,700,002)
 Net income.............    --     20,784         --           --     1,961,364         --     1,982,148
                         ------  -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1995...................  1,000   132,199  30,000,000  (14,777,623)  13,099,331  (3,440,000)  25,014,907
 Distributions to
  limited partners
  ($0.090 per limited
  partner unit).........    --        --          --    (2,700,000)         --          --    (2,700,000)
 Net income.............    --     23,586         --           --     2,303,277         --     2,326,863
                         ------  -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1996...................  1,000   155,785  30,000,000  (17,477,623)  15,402,608  (3,440,000)  24,641,770
 Distributions to
  limited partners
  ($0.090 per limited
  partner unit).........    --        --          --    (2,700,000)         --          --    (2,700,000)
 Net income.............    --     24,300         --           --     2,581,708         --     2,606,008
                         ------  -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1997................... $1,000  $180,085 $30,000,000 $(20,177,623) $17,984,316 $(3,440,000) $24,547,778
                         ======  ======== =========== ============  =========== ===========  ===========




                See accompanying notes to financial statements.

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1997         1996         1995
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
  Cash Flows From Operating Activities:
   Cash received from tenants...........  $ 2,500,189  $ 2,549,406  $ 2,399,249
   Distributions from unconsolidated
    joint ventures......................      300,696      191,174      190,398
   Cash paid for expenses...............     (140,819)    (248,523)    (174,993)
   Interest received....................      180,393      178,812       69,884
                                          -----------  -----------  -----------
     Net cash provided by operating
      activities........................    2,840,459    2,670,869    2,484,538
                                          -----------  -----------  -----------
Cash Flows From Investing Activities:
   Additions to land and buildings on
    operating leases....................          --    (1,041,555)         --
   Proceeds from sale of land and
    buildings...........................      976,334    1,661,943          --
   Investment in joint ventures.........   (1,650,905)         --           --
   Collections on mortgage notes
    receivable..........................        9,766        8,821       12,725
                                          -----------  -----------  -----------
     Net cash provided by (used in)
      investing activities..............     (664,805)     629,209       12,725
                                          -----------  -----------  -----------
Cash Flows From Financing Activities:
   Distributions to limited partners....   (2,700,000)  (2,700,000)  (2,760,002)
   Distributions to holder of minority
    interest............................      (19,766)     (19,723)     (17,240)
                                          -----------  -----------  -----------
     Net cash used in financing
      activities........................   (2,719,766)  (2,719,723)  (2,777,242)
                                          -----------  -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents............................     (544,112)     580,355     (279,979)
Cash and Cash Equivalents at Beginning
 of Year................................    1,305,429      725,074    1,005,053
                                          -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year...................................  $   761,317  $ 1,305,429  $   725,074
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
  Net income............................  $ 2,606,008  $ 2,326,863  $ 1,982,148
                                          -----------  -----------  -----------
  Adjustments to reconcile net income to
   net cash provided by operating
   activities:
   Depreciation.........................      304,356      317,957      328,982
   Amortization.........................          --           --           368
   Minority interest in income of
    consolidated joint venture..........       18,663       18,691       18,728
   Loss (gain) on sale of land and
    buildings...........................     (164,888)      39,790        5,135
   Loss on demolition of building.......          --           --       174,466
   Equity in earnings of unconsolidated
    joint ventures, net of
    distributions.......................       33,445       33,920       35,461
   Decrease (increase) in receivables...       17,173      (14,827)         799
   Decrease (increase) in prepaid
    expenses............................         (101)         379       (3,320)
   Decrease in net investment in direct
    financing leases....................       76,941       70,329       70,872
   Increase in accrued rental income....     (102,142)    (104,639)    (169,520)
   Increase (decrease) in accounts
    payable and accrued expenses........        3,222      (40,072)      46,367
   Increase (decrease) in due to related
    parties.............................       25,816       (4,244)       6,111
   Increase (decrease) in rents paid in
    advance.............................       21,966       26,722      (12,059)
                                          -----------  -----------  -----------
     Total adjustments..................      234,451      344,006      502,390
                                          -----------  -----------  -----------
Net Cash Provided by Operating
 Activities.............................  $ 2,840,459  $ 2,670,869  $ 2,484,538
                                          ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Investing and Financing Activities:
  Mortgage notes accepted in exchange
   for sale of land and buildings.......  $       --   $       --   $ 1,400,000
                                          ===========  ===========  ===========
  Distributions declared and unpaid at
   December 31..........................  $   675,000  $   675,000  $   675,000
                                          ===========  ===========  ===========

                See accompanying notes to financial statements.

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                         NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1997, 1996 and 1995

1. Significant Accounting Policies

   Organization and Nature of Business--CNL Income Fund VII, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs. If an impairment is indicated, the assets are adjusted to their fair value.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


   Investment in Joint Ventures--The Partnership accounts for its 83 percent interest in San Antonio #849 Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   The Partnership's investments in Halls Joint Venture, CNL Restaurant Investments II, Des Moines Real Estate Joint Venture and CNL Mansfield Joint Venture, and a property in Smithfield, North Carolina, and a property in Miami, Florida, for which each of the two properties is held as tenants-in-common with affiliates, are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases

   The Partnership leases its land or land and buildings primarily to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The leases generally are classified as operating leases; however, some leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portions of the majority of these leases are operating leases. Substantially all leases are for 13 to 20 years and provide for minimum and contingent rentals. In addition, the tenant generally pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to four successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1997         1996
                                                       -----------  -----------
      Land............................................ $ 8,430,465  $ 8,673,793
      Buildings.......................................   9,121,968    9,121,968
                                                        17,552,433   17,795,761
      Less accumulated depreciation...................  (2,169,570)  (1,865,214)
                                                       -----------  -----------
                                                       $15,382,863  $15,930,547
                                                       ===========  ===========

   In July 1996, the Partnership sold its property in Colorado Springs, Colorado, for $1,075,000 and received net sales proceeds of $1,044,909, resulting in a gain of $194,839 for financial reporting purposes. This property was originally acquired by the Partnership in July 1990 and had a cost of approximately $900,900, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $144,000 in excess of its original purchase price. In October 1996, the Partnership reinvested the net sales proceeds along with additional funds, in a Boston Market property located in Marietta, Georgia.

   In addition, in October 1996, the Partnership sold its property in Hartland, Michigan, for $625,000 and received net sales proceeds of $617,035, resulting in a loss of approximately $235,465 for financial reporting purposes.

   In May 1997, the Partnership sold its property in Columbus, Indiana, for $240,000 and received net sales proceeds of $223,589, resulting in a loss of $19,739 for financial reporting purposes.

   Some leases provide for escalating guaranteed minimum rents throughout the lease terms. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997, 1996 and 1995, the Partnership recognized $102,142, $104,639 and
$169,520, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1997:

      1998.......................................................... $ 1,879,999
      1999..........................................................   1,891,776
      2000..........................................................   1,925,741
      2001..........................................................   2,022,708
      2002..........................................................   2,034,710
      Thereafter....................................................  12,545,975
                                                                     -----------
                                                                     $22,300,909
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


4. Net Investment in Direct Financing Leases

   The following lists the components of the net investment in direct financing leases at December 31:

                                                          1997         1996
                                                       -----------  -----------
      Minimum lease payments receivable............... $ 6,411,161  $ 7,824,101
      Estimated residual values.......................   1,008,935    1,266,893
      Less unearned income............................  (3,972,944)  (4,992,802)
                                                       -----------  -----------
      Net investment in direct financing leases....... $ 3,447,152  $ 4,098,192
                                                       ===========  ===========

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1997:

      1998........................................................... $  495,609
      1999...........................................................    495,609
      2000...........................................................    495,609
      2001...........................................................    496,766
      2002...........................................................    496,766
      Thereafter.....................................................  3,930,802
                                                                      ----------
                                                                      $6,411,161
                                                                      ==========

   In October 1997, the Partnership sold its property in Dunnellon, Florida, for $800,000 and received net sales proceeds (net of $5,055 which represents amounts due to the former tenant for prepaid rent) of $752,745, resulting in a gain of $183,701 for financial reporting purposes. This property was originally acquired by the Partnership in August 1990 and had a cost of approximately $546,300, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $211,500 in excess of its original purchase price.

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

5. Investment in Joint Ventures

   The Partnership has a 51 percent interest, an 18 percent interest and a 4.79% interest in the profits and losses of Halls Joint Venture, CNL Restaurant Investments II and Des Moines Real Estate Joint Venture, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

   In February 1997, the Partnership entered into a joint venture arrangement, CNL Mansfield Joint Venture, with an affiliate of the Partnership which has the same general partners, to hold one restaurant property in Mansfield, Texas. As of December 31, 1997, the Partnership and its co-venture partner had contributed $616,245 and $163,964, respectively, to the joint venture to acquire the restaurant property. As of December 31, 1997, the Partnership and its co-venture partner owned a 79 percent and 21 percent interest, respectively, in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with the affiliate.

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


   As of December 31, 1996, the Partnership had a 48.33% interest in a property in Yuma, Arizona, with an affiliate of the Partnership that has the same general partners, as tenants-in-common. In October 1997, the Partnership and the affiliate, as tenants-in-common, sold the property in Yuma, Arizona, for a total sales price of $1,010,000 and received net sales proceeds of $982,025 resulting in a gain of approximately $128,400 for financial reporting purposes. The property was originally acquired in July 1994 and had a total cost of approximately $861,700, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the property was sold for approximately $120,300 in excess of its original purchase price. In December 1997, the Partnership reinvested its portion of the net sales proceeds from the sale of the Yuma, Arizona, property, along with funds from the sale of a wholly-owned Property in Columbus, Indiana, in a property in Miami, Florida, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in the property in Miami, Florida, using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1997, the Partnership owned a 35.64% interest in the Miami, Florida property owned with affiliates as tenants-in-common.

   In December 1997, the Partnership acquired a property in Smithfield, North Carolina as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1997, the Partnership owned a 53 percent interest in this property.

   CNL Restaurant Investments II owns and leases six properties to an operator of national fast-food or family-style restaurants, and Halls Joint Venture, Des Moines Real Estate Joint Venture and the Partnership and affiliates as tenants-in-common in two separate tenancy-in-common arrangements, each own and lease one property to an operator of national fast-food or family-style restaurants. The following presents the combined, condensed financial information for the joint ventures and the two properties held as tenants-in-common with affiliates at December 31:

                                                           1997        1996
                                                        ----------- ----------
      Land and buildings on operating leases, less
       accumulated depreciation........................ $10,892,405 $7,778,815
      Cash.............................................         750      1,106
      Receivables......................................      18,819     14,495
      Accrued rental income............................     147,685    154,782
      Other assets.....................................       1,079      1,115
      Liabilities......................................       8,625      1,216
      Partners' capital................................  11,052,113  7,949,097
      Revenues.........................................   1,012,624    911,833
      Net income.......................................     905,117    689,075

   The Partnership recognized income totalling $267,251, $157,254 and $154,937 for the years ended December 31, 1997, 1996 and 1995, respectively, from these joint ventures and the two properties held as tenants-in-common with affiliates.

6. Mortgage Notes Receivable

   In connection with the sale of its property in Florence, South Carolina, the Partnership accepted a promissory note in the principal sum of $1,160,000, collateralized by a mortgage on the property. The promissory note bears interest at a rate of 10.25% per annum and is being collected in 59 equal monthly installments of $10,395, with a balloon payment of $1,106,657 due in July 2000.

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


   In addition, the Partnership accepted a promissory note in the principal sum of $240,000 in connection with the sale of its property in Jacksonville, Florida. The note is collateralized by a mortgage on the property. The promissory note bears interest at a rate of ten percent per annum and is being collected in 119 equal monthly installments of $2,106, with a balloon payment of $218,252 due in December 2005.

   The mortgage notes receivable consisted of the following at December 31:

                                                            1997        1996
                                                         ----------  ----------
      Principal balance................................. $1,368,688  $1,378,454
      Accrued interest receivable.......................      8,212       8,270
      Less deferred gain on sale of land and building...   (126,303)   (127,229)
                                                         ----------  ----------
                                                         $1,250,597  $1,259,495
                                                         ==========  ==========

   The general partners believe that the estimated fair values of mortgage notes receivable at December 31, 1997 and 1996, approximate the outstanding principal amount based on estimated current rates at which similar loans would be made to borrowers with similar credit and for similar maturities.

7. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During each of the years ended December 31, 1997 and 1996, the Partnership declared distributions to the limited partners of $2,700,000, and during the year ended December 31, 1995, the partnership declared distributions to the limited partners of $2,700,002. No distributions have been made to the general partners to date.

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


8. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1997        1996        1995
                                             ----------  ----------  ----------
   Net income for financial reporting
    purposes...............................  $2,606,008  $2,326,863  $1,982,148
   Depreciation for tax reporting purposes
    in excess of depreciation for financial
    reporting purposes.....................     (25,552)    (24,753)    (36,960)
   Gain or loss on sale of land and
    buildings for financial reporting
    purposes in excess of gain or loss for
    tax reporting purposes.................    (178,348)   (163,152)    174,513
   Direct financing leases recorded as
    operating leases for tax reporting
    purposes...............................      76,941      70,329      70,872
   Equity in earnings of unconsolidated
    joint ventures for tax reporting
    purposes in excess of (less than)
    equity in earnings of unconsolidated
    joint ventures for financial reporting
    purposes...............................     (55,911)      1,420         (68)
   Accrued rental income...................    (102,142)   (104,639)   (169,520)
   Rents paid in advance...................      21,966      26,722     (12,059)
   Minority interest in timing differences
    of consolidated joint venture..........         981         981       3,525
   Other...................................     (10,275)        --      (20,722)
                                             ----------  ----------  ----------
   Net income for federal income tax
    purposes...............................  $2,333,668  $2,133,771  $1,991,729
                                             ==========  ==========  ==========

9. Related Party Transactions

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the parent company of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, served as president of CNL Fund Advisors, Inc. through October 1997. CNL Income Fund Advisors, Inc. was a wholly owned subsidiary of CNL Group, Inc. until its merger, effective January 1, 1996, with CNL Fund Advisors, Inc. During the years ended December 31, 1997, 1996 and 1995, CNL Income Fund Advisors Inc. and CNL Fund Advisors, Inc. (hereinafter referred to collectively as the "Affiliates") each performed certain services for the Partnership, as described below.

   During the years ended December 31, 1997, 1996 and 1995, certain Affiliates acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliates an annual, noncumulative, subordinated management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures and the property held as tenants-in-common with an affiliate, but not in excess of competitive fees for comparable services. These fees will be incurred and will be payable only after the limited partners receive their 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners do not receive their 10% Preferred Return in any particular year, no management fee will be due or payable for such year. As a result of such threshold, no management fees were incurred during the years ended December 31, 1997, 1996 and 1995.

                           CNL INCOME FUND VII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


   Certain Affiliates are also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliates provide a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. During the year ended December 31, 1995, the Partnership incurred $7,200 in deferred, subordinated real estate disposition fees as a result of the Partnership's sale of its Property in Jacksonville, Florida. No deferred, subordinated real estate disposition fees were incurred for the years ended December 31, 1997 and 1996.

   During the years ended December 31, 1997, 1996 and 1995, Affiliates provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $77,078, $92,985 and $81,259 for the years ended December 31, 1997, 1996 and 1995, respectively, for such services.

   The due to related parties consisted of the following at December 31:

                                                                  1997    1996
                                                                 ------- ------
      Due to Affiliates:
        Expenditures incurred on behalf of the Partnership...... $20,321 $   63
        Accounting and administrative services..................   7,362  1,804
        Deferred, subordinated real estate Disposition fee......   7,200  7,200
                                                                 ------- ------
                                                                 $34,883 $9,067
                                                                 ======= ======

10. Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from the unconsolidated joint ventures and the two properties held as tenants-in-common with affiliates), for at least one of the years ended December 31:

                                                       1997     1996     1995
                                                     -------- -------- --------
      Golden Corral Corporation..................... $625,724 $608,852 $618,413
      Restaurant Management Services, Inc...........  444,069  446,867  446,279
      Flagstar Enterprises, Inc.....................  307,738  464,042  469,374

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from the unconsolidated joint ventures and the two properties held as tenants-in-common with affiliates) for at least one of the years ended December 31:

                                                       1997     1996     1995
                                                     -------- -------- --------
      Golden Corral Family Steakhouse Restaurants... $625,724 $608,852 $618,413
      Hardees.......................................  447,074  524,625  548,221
      Burger King...................................  466,626  478,901  486,944

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to the Company gives effect to the Acquisition, and is based on estimates and assumptions set for the below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company, the historical combined financial information of CNL Income Fund VII, Ltd., (the "CNL Income Fund"), the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on September 30, 1998; the pro forma consolidated statements of earnings assume that the
Property Acquisitions (as defined on page    ) and the Acquisition occurred on
January 1, 1997.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.





   See accompanying notes and management's assumptions to unaudited pro forma financial statements.

                       CNL AMERICAN PROPERTIES FUND, INC.

                       UNAUDITED PRO FORMA BALANCE SHEET
                               September 30, 1998

                                                     Historical                                             Pro Forma
                   --------------------------------------------------------------------------------  ----------------------------
                                                           CNL Financial
                                   CNL Income                Services,   CNL Financial   Combined
                       APF       Fund VII, Ltd.  Advisor       Inc.          Corp.      Portfolios   Adjustments      Pro Forma
                   ------------  -------------- ---------- ------------- ------------- ------------  -----------     ------------
     ASSETS:
Land and
 buildings on
 operating
 leases, net.....  $298,967,972   $15,154,596   $        0  $        0   $          0  $314,122,568  $ 7,553,818 (1)
                                                                                                      26,052,741 (2) $347,729,127
Net investment in
 direct financing
 leases..........   117,028,760     3,386,764            0           0              0   120,415,524    1,724,141 (1)  122,139,665
Mortgages and
 notes
 receivable......    33,523,506     1,243,284            0           0    173,776,981   208,543,771      849,195 (2)  209,392,966
Other
 Investments.....    16,200,316             0      200,000           0      6,561,628    22,961,944          --        22,961,944
Investment in
 joint ventures..       631,374     3,340,189            0           0              0     3,971,563    1,515,830 (1)    5,487,393
Cash and cash
 equivalents.....    90,674,289       828,551      283,300     599,997      5,098,033    97,484,170     (336,341)(1)
                                                                                                      (8,933,000)(1)
                                                                                                     (26,901,936)(2)   61,312,893
Receivables......       575,104         6,576    7,544,985   6,824,632        517,471    15,468,768   (7,860,822)(3)    7,607,946
Accrued rental
 income..........     3,071,451     1,183,770            0           0              0     4,255,221   (1,183,770)(2)    3,071,451
Other assets.....     5,711,195        67,713      401,524     295,570      3,854,477    10,330,479   41,832,391 (2)
                                                                                                      (3,722,546)(2)   48,440,324
                   ------------   -----------   ----------  ----------   ------------  ------------  -----------     ------------
 Total assets....  $566,383,967   $25,211,443   $8,429,809  $7,720,199   $189,808,590  $797,554,008  $30,589,701     $828,143,709
                   ============   ===========   ==========  ==========   ============  ============  ===========     ============
  LIABILITIES &
     EQUITY:
Accounts payable
 and accrued
 liabilities.....  $    379,496   $     7,054   $  449,751  $  193,949   $  1,236,138  $  2,266,388  $       --      $  2,266,388
Accrued
 construction
 costs payable...     3,045,304             0            0           0              0     3,045,304          --         3,045,304
Distributions
 payable.........             0       675,000    2,220,000           0              0     2,895,000          --         2,895,000
Due to related
 parties.........     2,552,411        11,443            0   1,452,512      6,556,920    10,573,286   (7,860,822)(3)    2,712,464
Income tax
 payable.........             0             0    1,989,003           0      1,001,861     2,990,864   (2,990,864)(4)            0
Line of credit...     6,765,575             0            0           0              0     6,765,575          --         6,765,575
Notes payable....             0             0      390,398      28,462    175,528,203   175,947,063          --       175,947,063
Deferred income..     1,015,758             0            0           0              0     1,015,758          --         1,015,758
Rents paid in
 advance.........       437,497        44,359            0           0              0       481,856          --           481,856
Minority
 interest........       282,544       146,865            0           0              0       429,409          --           429,409
Common Stock.....       621,187             0        9,800       2,000            200       633,187      142,687 (1)      775,874
Additional paid
 in capital......   556,830,578             0      482,964   5,231,827      3,887,496   566,432,865  144,930,397 (1)  711,363,262
Accumulated
 distributions in
 excess of net
 earnings........    (5,546,383)            0    2,887,893     811,449      1,597,772      (249,269) (82,295,839)(1)
                                                                                                       2,990,864 (4)  (79,554,244)
Partners capital.             0    24,326,722            0           0              0    24,326,722  (24,326,722)(1)            0
                   ------------   -----------   ----------  ----------   ------------  ------------  -----------     ------------
 Total
  liabilities and
  equity.........  $566,383,967   $25,211,443   $8,429,809  $7,720,199   $189,808,590  $797,554,008  $30,589,701     $828,143,709
                   ============   ===========   ==========  ==========   ============  ============  ===========     ============

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT
                               September 30, 1998

                                                  Historical                                         Pro Forma
                     ------------------------------------------------------------------------ ----------------------------
                                                            CNL
                                  CNL Income             Financial       CNL
                                  Fund VII,              Services,    Financial    Combined
                         APF         Ltd.      Advisor      Inc.        Corp.     Portfolios  Adjustments       Pro Forma
                     -----------  ---------- ----------- ----------  -----------  ----------- ------------     -----------
Revenues:
 Rental and earned
 income............  $22,947,199  $1,812,475 $         0 $        0  $         0  $24,759,674 $  9,635,208 (a)
                                                                                                    56,795 (b) $34,451,677
 Fees..............            0           0  21,405,127  5,115,549        6,817   26,527,493  (21,007,758)(c)
                                                                                                (2,875,906)(d)   2,643,829
 Interest and other
 income............    6,117,911     127,438         751    432,506   18,031,141   24,709,747    1,526,547 (e)  26,236,294
                     -----------  ---------- ----------- ----------  -----------  ----------- ------------     -----------
 Total revenue.....   29,065,110   1,939,913  21,405,878  5,548,055   18,037,958   75,996,914  (12,665,114)     63,331,800
Expenses:
 General and
 administrative....    1,539,004     121,291   6,701,115  4,107,311    2,597,171   15,065,892   (1,303,981)(f)
                                                                                                (1,415,100)(g)
                                                                                                   (32,503)(h)  12,314,308
 Advisory fees.....    1,248,393           0           0          0    1,026,231    2,274,624   (2,274,624)(i)           0
 Fees to Restaurant
  Financial
  Services Group...            0           0     256,456  1,569,202            0    1,825,658   (1,825,658)(n)           0
 Interest..........            0           0     105,668      3,534   14,230,999   14,340,201      (68,670)(m)  14,271,531
 State taxes.......      397,569       2,728      15,226     18,564      201,616      635,703       43,673 (j)     679,376
 Depreciation--
 other.............            0           0      75,607     55,056            0      130,663            0         130,663
 Depreciation--
 property..........    2,684,924     228,267           0          0            0    2,913,191    1,544,134 (k)   4,457,325
 Amortization......        8,096           0      55,932        138      945,299    1,009,465    1,568,715 (l)   2,578,180
                     -----------  ---------- ----------- ----------  -----------  ----------- ------------     -----------
 Total operating
 expenses..........    5,877,986     352,286   7,210,004  5,753,805   19,001,316   38,195,397   (3,764,014)     34,431,383
                     -----------  ---------- ----------- ----------  -----------  ----------- ------------     -----------
Operating earnings
 (losses)..........   23,187,124   1,587,627  14,195,874   (205,750)    (963,358)  37,801,517   (8,901,100)     28,900,417
 Equity in earnings
  of joint
  ventures/minority
  interest               (23,271)    215,559           0     12,452            0      204,740            0         204,740
 Gain on sale of
 properties........            0         758           0          0            0          758            0             758
 Gain on
 securitization....            0           0           0          0    3,018,268    3,018,268            0       3,018,268
                     -----------  ---------- ----------- ----------  -----------  ----------- ------------     -----------
Net earnings
 (losses) before
 income taxes......   23,163,853   1,803,944  14,195,874   (193,298)   2,054,910   41,025,283   (8,901,100)     32,124,183
 Provision (credit)
  for federal
  income taxes.....            0           0   5,607,415    (81,229)     789,895    6,316,081   (6,316,081)(o)           0
                     -----------  ---------- ----------- ----------  -----------  ----------- ------------     -----------
Net income.........  $23,163,853  $1,803,944 $ 8,588,459 $ (112,069) $ 1,265,015  $34,709,202 $ (2,585,019)    $32,124,183
                     ===========  ========== =========== ==========  ===========  =========== ============     ===========
Earnings per share.  $      0.49                                                                               $      0.44
                     ===========                                                                               ===========
Shares outstanding:
 Weighted average..   47,633,909                                                                                72,892,798(p)
                     ===========                                                                               ===========
 End of period.....   62,118,679                                                                                77,587,416
                     ===========                                                                               ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT
                      For the year ended December 31, 1997

                                                    Historical                                        Pro Forma
                       ----------------------------------------------------------------------- ---------------------------
                                                             CNL
                                    CNL Income            Financial       CNL
                                    Fund VII,             Services,    Financial    Combined
                           APF         Ltd.     Advisor      Inc.        Corp.     Portfolios  Adjustments      Pro Forma
                       -----------  ---------- ---------- ----------  -----------  ----------- -----------     -----------
Revenues:
 Rental and earned
 income..............  $15,490,615  $2,487,567 $        0 $        0  $         0  $17,978,182 $24,048,982 (a)
                                                                                                    74,953 (b) $42,102,117
 Fees................            0           0  8,310,836  5,965,110       73,704   14,349,650  (9,072,165)(c)
                                                                                                (2,662,141)(d)   2,615,344
 Interest and other
 income..............    3,967,318     183,579    165,569          0   10,932,843   15,249,309     249,395 (e)  15,498,704
                       -----------  ---------- ---------- ----------  -----------  ----------- -----------     -----------
 Total revenue.......   19,457,933   2,671,146  8,476,405  5,965,110   11,006,547   47,577,141  12,639,024      60,216,165
Expenses:
 General and
 administrative......    1,010,725     169,698  4,266,169  1,889,904      828,848    8,165,344    (737,400)(f)
                                                                                                (1,619,238)(g)
                                                                                                   (39,613)(h)   5,769,093
 Advisory fees.......      804,879           0          0          0    1,802,532    2,607,411  (2,607,411)(i)           0
 Fees to Restaurant
  Financial Services
  Group..............            0           0    151,041    594,041            0      745,082    (745,082)(n)           0
 Interest............            0           0    162,153    183,315    8,320,000    8,665,468     (81,594)(m)   8,583,874
 State taxes.........      251,358       4,560     12,084      1,294        1,600      270,896      17,547 (j)     288,443
 Depreciation--other.            0           0     48,490     14,637            0       63,127         --           63,127
 Depreciation--
 property............    1,784,269     304,356          0          0            0    2,088,625   3,207,258 (k)   5,295,883
 Amortization........       10,793           0     18,093     61,324      916,577    1,006,787   2,091,620 (l)   3,098,407
                       -----------  ---------- ---------- ----------  -----------  ----------- -----------     -----------
 Total operating
 expenses............    3,862,024     478,614  4,658,030  2,744,515   11,869,557   23,612,740    (513,913)     23,098,827
                       -----------  ---------- ---------- ----------  -----------  ----------- -----------     -----------
Operating earnings
 (losses)............   15,595,909   2,192,532  3,818,375  3,220,595     (863,010)  23,964,401  13,152,937      37,117,338
 Equity in earnings
  of joint
  ventures/minority
  interest...........      (31,453)    248,588          0   (126,627)           0       90,508         --           90,508
 Gain on sale of
 properties..........            0     164,888          0          0            0      164,888         --          164,888
                       -----------  ---------- ---------- ----------  -----------  ----------- -----------     -----------
Net earnings before
 income taxes........   15,564,456   2,606,008  3,818,375  3,093,968     (863,010)  24,219,797  13,152,937      37,372,734
 Provision (credit)
 for federal income
 taxes...............            0           0  1,508,258  1,272,133     (317,785)   2,462,606  (2,462,606)(o)           0
                       -----------  ---------- ---------- ----------  -----------  ----------- -----------     -----------
Net earnings
 (losses)............  $15,564,456  $2,606,008 $2,310,117 $1,821,835  $  (545,225) $21,757,191 $15,615,543     $37,372,734
                       ===========  ========== ========== ==========  ===========  =========== ===========     ===========
Earnings per share...  $      0.66                                                                             $      0.51
                       ===========                                                                             ===========
Shares outstanding:
 Weighted average....   23,423,868                                                                              73,563,915(p)
                       ===========                                                                             ===========
 End of period.......   36,192,971                                                                              73,563,915
                       ===========                                                                             ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                         PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

   The Pro Forma Balance Sheet as of September 30, 1998 reflects the transactions of the acquisition of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group (the "Acquisition Proposal") as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the nine months ended September 30, 1998, and for the year ended December 31, 1997, have been prepared to reflect a) the issuance of additional shares and the property acquisitions completed from January 1, 1997 through November 30, 1998 ("Offering and Property Transactions") and b) the transactions of the Acquisition Proposal as set forth in this Proxy Statement. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company and the historical combined financial information of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and the CNL Restaurant Financial Services Group. The Pro Forma Balance Sheet was prepared as if the Offering and Property Transactions and the Acquisition Proposal occurred on September 30, 1998. The Pro Forma Statements of Earnings were prepared as if the Property Acquisitions and the Acquisition Proposal occurred as of January 1, 1997. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the Offering and Acquisition Transaction and the Acquisition Proposal had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the Acquisition Proposal have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2. Method of Accounting

   The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group will be accounted for under the purchase accounting method. The Company will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the Company will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an operating expense on the Company's consolidated statements of earnings, but the Company will not deduct this expense for purposes of calculating funds from operations due to the non-recurring and non-cash nature of the expense.

   All significant intercompany balances and transactions between the Company, CNL Income Fund, Advisor and CNL Restaurant Financial Services Group have been eliminated in the pro forma financial statements.

3. Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of September 30, 1998, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at an annual meeting of stockholders, the stockholders of the Company approved an amendment to increase the number of authorized shares to an amount necessary to enable the Company to issue the shares for the Acquisition.

      (1) Represents the payment of $336,341 in cash and the issuance of 15,468,737 common shares in consideration for the purchase of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 at a share price of $10 plus estimated transaction costs. The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group has been accounted for under the purchase accounting method and goodwill was recognized to the extent that the consideration paid

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

  exceeded the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on the Company's statement of earnings. The Company will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by the Company.

      CNL Income Fund............................................. $ 32,023,712
      Advisor.....................................................   76,000,000
      CNL Restaurant Financial Services Group.....................   47,000,000
                                                                   ------------
          Total Purchase Price (cash and shares)..................  155,023,712
      Less cash paid to CNL Income Fund...........................     (336,341)
                                                                   ------------
          Share consideration.....................................  154,687,371
      Transaction costs of the Company............................    8,933,000
                                                                   ------------
          Total costs incurred.................................... $163,620,371
                                                                   ============

   In addition, the Company i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the CNL Income Fund carrying value of land and building on operating leases by $7,553,818, net investment in direct financing leases by $1,724,141, investment in joint venture by $1,515,830, made downward adjustments to the carrying value of accrued rental income of $1,183,770, made downward adjustments to other assets of $3,722,546 to adjust historical values to fair value, iii) recorded goodwill of $41,832,391 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $76,998,725 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $24,326,722 of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group.

     (2) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

     (3) Represents the elimination by the CNL Income Fund of $11,443 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by the Company of $1,208,000 in related party payables recorded as receivables by the Advisor.

     (4) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

4. Adjustments to Pro Forma Income Statements

  (I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the nine months ended September 30, 1998, as if the Acquisition was consummated as of January 1, 1997.

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


    (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and 2) properties that were developed by the Company from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

         Rental and earned income on Property
          Transactions by the Company................ $9,635,208

    (b) Represents $56,795 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.

    (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

         Origination fees......................... $ (1,569,202)
         Secured equipment lease fee..............      (44,426)
         Advisory fees............................   (1,722,383)
         Reimbursement of administrative costs....     (289,864)
         Acquisition fees.........................  (15,392,193)
         Underwriting fees........................     (254,945)
         Administrative fees......................     (148,491)
         Executive fee............................     (310,000)
         Guarantee fees...........................      (93,750)
         Servicing fee............................   (1,014,117)
         Development fees.........................     (166,876)
         Consulting fee...........................       (1,511)
                                                   ------------
             Total................................ $(21,007,758)
                                                   ============

    (d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

    (e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

    (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL
        Restaurant Financial Services Group.

         Reimbursement of administrative costs..... $  (289,864)
         Servicing fee.............................  (1,014,117)
                                                    -----------
                                                    $(1,303,981)
                                                    ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and
        2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

         General and administrative costs.......... $(1,415,100)

    (h) Represents savings of $32,503 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

    (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

         Advisory fees............................ $ (1,722,383)
         Administrative fees......................     (148,491)
         Executive fee............................     (310,000)
         Guarantee fees...........................      (93,750)
                                                   ------------
                                                   $(2,274,624)
                                                   ============

    (j) Represents additional income taxes of $43,673 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.

    (k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

         Depreciation expense........................ $1,544,134

    (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote
        (2).

         Amortization of goodwill.................... $1,568,715

    (m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in II (d) below.

         Interest expense............................. $(68,670)

    (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

         Origination fees.......................... $(1,569,202)
         Underwriting fees.........................    (254,945)
         Consulting fee............................      (1,511)
                                                    -----------
                                                    $(1,825,658)
                                                    ===========

    (o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


    (p) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the proforma financial statements, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

  (II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1997, as if the Acquisition was consummated as of January 1, 1997.

    (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and 2) properties that were developed by the Company from January 1, 1997 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

         Rental and earned income on Property
          Transactions by the Company............... $24,048,982

    (b) Represents $74,953 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.

    (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

         Origination fees.......................... $  (594,041)
         Secured equipment lease fee...............    (375,219)
         Advisory fees.............................  (1,775,680)
         Reimbursement of administrative costs.....    (138,412)
         Acquisition fees..........................  (3,887,483)
         Underwriting fees.........................    (151,041)
         Administrative fees.......................    (269,231)
         Executive fee.............................    (250,000)
         Guarantee fees............................    (312,500)
         Arrangement fees..........................    (350,000)
         Servicing fee.............................    (598,988)
         Development fees..........................    (369,570)
                                                    -----------
             Total................................. $(9,072,165)
                                                    ===========

    (d) Represents the deferral of $2,662,141 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

    (e) Represents the elimination of interest income of $1,931,331 earned during the year ended December 31, 1997 assuming all monies raised during 1997 and all cash held on January 1, 1997 was used to effect the Acquisition on January 1, 1997, represents interest income of $2,047,619 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the recognition of $133,107 of origination fees collected during the year ended December 31, 1997 which were deferred in (d) and are being amortized and recorded as interest income.

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


    (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL
        Restaurant Financial Services Group.

           Reimbursement of administrative costs..... $(138,412)
           Servicing fee.............................  (598,988)
                                                      ---------
                                                      $(737,400)
                                                      =========

    (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and
        2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

           General and administrative costs........ $(1,619,238)

    (h) Represents savings of $39,613 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

    (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

           Advisory fees........................... $(1,775,680)
           Administrative fees.....................    (269,231)
           Executive fee...........................    (250,000)
           Guarantee fees..........................    (312,500)
                                                    -----------
                                                    $(2,607,411)
                                                    ===========

    (j) Represents additional income taxes of $17,547 resulting from assuming that acquisitions from January 1, 1997 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.

    (k) Represents increase in depreciation of the building portion of the properties acquired from January 1, 1997 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

           Depreciation expense...................... $3,207,258

    (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote
        (2).

           Amortization of goodwill.................. $2,091,620

    (m) Represents elimination of yearly amortization of arrangement fees of $350,000 capitalized as deferred costs and amortized as interest expense and the capitalization of interest expense during the period that properties were under development.

           Amortization of arrangement fees........... $(24,144)
           Capitalization of interest during
            development period........................  (57,450)
                                                       --------
                                                       $(81,594)
                                                       ========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Concluded)

    (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

           Origination fees.......................... $(594,041)
           Underwriting fees.........................  (151,041)
                                                      ---------
                                                      $(745,082)
                                                      =========

    (o) Represents the elimination of $2,462,606 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (p) Common shares issued during the period were assumed to have been issued and outstanding as of January 1, 1997. For purposes of the pro forma financial statement, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

                                                                     Appendix A

             [LETTERHEAD OF LEGG MASON WOOD WALKER, INCORPORATED]

                                March 10, 1999

James M. Seneff, Jr.
Robert A. Bourne
CNL Realty Corporation
as General Partners of
CNL Income Fund VII, Ltd.
400 East South Street
Orlando, FL 32801-2878

               Re: CNL Income Fund VII, Ltd. (the "Partnership")

Gentlemen:

   You have requested our opinion as investment bankers (a) as to the fairness, from a financial point of view, to the Partnership and its limited partners of the shares of common stock (the "Common Stock") of CNL American Properties Fund, Inc. (the "Acquiror") offered to them in the Merger (as defined below), (b) as to the fairness, from a financial point of view, of the aggregate Common Stock offered to the CNL Income Funds (as defined below) in the Merger Transactions (as defined below) and (c) as to the fairness, from a financial point of view, of the method of allocating the aggregate shares of Common Stock among the CNL Income Funds in the Merger Transactions. Under the terms of an agreement and plan of merger (the "Merger Agreement"), dated March 11, 1999, between the Partnership and the Acquiror, the Partnership will merge with and into a wholly owned subsidiary of the Acquiror and the partners of the Partnership will be offered shares of Common Stock as determined pursuant to the Merger Agreement (the "Share Consideration"); such transaction is hereafter referred to as the "Merger."

   The Partnership is one of eighteen Florida limited partnerships (the "CNL Income Funds") served by Messrs. Seneff, Bourne and CNL Realty Corporation as general partners (the "General Partners"). Each CNL Income Fund has executed a merger agreement with the Acquiror on terms similar to the Merger Agreement. The transactions to occur under such merger agreements are referred to as the "Merger Transactions."

   In connection with our opinion, we have, among other things:

     (i) reviewed the Merger Agreement and the merger agreements for each of the Merger Transactions;

     (ii) reviewed the Registration Statement on Form S-4 with respect to the Merger Transactions as filed on March 12, 1999;

     (iii) reviewed the financial statements and the related filings of the Partnership and the other CNL Income Funds on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (iv) reviewed the financial statements and the related filings of the Acquiror on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (v) reviewed certain internal information concerning the business and operations of the Partnership and the other CNL Income Funds furnished to us by the General Partners, including a draft of the Partnership's and the other CNL Income Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vi) reviewed certain internal information concerning the business and operations of the Acquiror furnished to us by management of the Acquiror, including a draft of the Acquiror's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vii) reviewed certain financial data and operating statistics relating to the Partnership, the other CNL Income Funds and the Acquiror provided by the General Partners and the Acquiror and compared them with similar information of selected public companies that we deemed relevant to our inquiry;

     (viii) reviewed the appraisal (the "Appraisal") of the properties of the Partnership and the other CNL Income Funds prepared by Valuation Associates and dated January 6, 1999;

     (ix) held meetings and discussions with certain directors, officers and employees of the General Partners and the Acquiror concerning the operations, financial condition and future prospects of the Partnership, the other CNL Income Funds and the Acquiror; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Partnership, the other CNL Income Funds and the Acquiror. We have further relied upon the assurances of the General Partners that they are unaware of any factors that would materially alter the conclusions made in Legg Mason's fairness opinion, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments of the General Partners and the Acquiror as to the future performance of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason also assumed, with the consent of the General Partners, that any material liabilities (contingent or otherwise, known or unknown) of the Partnership, the other CNL Income Funds and the Acquiror are as set forth in the financial statements of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason also assumed with the consent of the General Partners that the table prepared by or for the General Partners of the allocation of Share Consideration among the General Partners and the limited partners of the Partnership has been prepared in accordance with and complies with the terms and conditions of the partnership agreement of the Partnership. Legg Mason also assumed that the Appraisal was reasonably prepared by and reflected the good faith judgments of Valuation Associates and Legg Mason does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership, the other CNL Income Funds or the Acquiror. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof.

   We have acted as financial advisor to the General Partners and will receive a fee for our services. It is understood that this letter is for the information of the General Partners in their evaluation of the Merger Transactions and our opinion does not constitute a recommendation to the General Partners or any limited partner of the Partnership or any of the other CNL Income Funds as to how such partner should vote on the Merger or the Merger Transactions, as the case may be, or as to whether such partner should elect to receive the Share Consideration or cash and promissory notes of the Acquiror. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. Additionally, our opinion does not compare the relative merits of the Merger and the Merger Transactions with those of any other transaction or business strategy which were or might have been considered by the General Partners as alternatives to the Merger and the Merger Transactions.

   It should be noted that in rendering this opinion with respect to the fairness, from a financial point of view, of (i) the Share Consideration to be offered with respect to the Partnership, (ii) the aggregate Common

Stock offered with respect to the CNL Income Funds and (iii) the method of allocating the shares of Common Stock of the Acquiror among the CNL Income Funds, Legg Mason has neither addressed, nor are we rendering any opinion with respect to, any other aspect of the Merger Transactions, including (a) the value or fairness of the cash and promissory notes option, (b) the prices at which the shares of Common Stock may trade following the Merger Transactions or the trading value of the shares to be offered compared with the current fair market value of the portfolios or other assets of the Partnership and the other CNL Income Funds if liquidated in real estate markets, (c) the tax effect of any aspect of the Merger Transactions, (d) the fairness of the amounts or allocation of the costs of the Merger Transactions or the amounts of such costs allocated to the limited partners or, (e) any other matters with respect to any specific individual partner or class of partners of the Partnership or the other CNL Income Funds.

     Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consideration offered to the Partnership and its limited partners in the Merger, the aggregate shares of Common Stock offered by the Acquiror with respect to the CNL Income Funds in the Merger Transactions and the method of allocating the shares of Common Stock among the CNL Income Funds in the Merger Transactions are fair from a financial point of view.

                                          Very truly yours,

                                          /s/ Legg Mason Wood Walker,
                                           Incorporated
                                          -------------------------------------
                                          Legg Mason Wood Walker, Incorporated

                                                                      Appendix B

                          AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger is entered into as of this 11th day of March, 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund VII, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                   RECITALS:

   WHEREAS, the Parties hereto desire to consummate a merger (the "Merger") whereby the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") and the Florida Revised Uniform Limited Partnership Act (the "Florida RULPA");

   WHEREAS, the Fund is one of 18 CNL Income Funds (collectively with the Fund, the "CNL Income Funds") that APF is proposing to acquire (the "Proposed Acquisitions");

   WHEREAS, the Special Committee (the "Special Committee") of the independent members of the Board of Directors of APF has received a fairness opinion (the "Fairness Opinion") from Merrill Lynch & Co. as to the fairness to APF, from a financial point of view, of the consideration to be paid in connection with the Proposed Acquisitions;

   WHEREAS, the Special Committee has recommended the Merger to the Board of Directors of APF and the Board has approved the proposal to consummate the Merger (the "Merger Proposal") and the related transactions;

   WHEREAS, Legg Mason Wood Walker Incorporated has delivered a fairness opinion (the "Fund Fairness Opinion") to the General Partners as to the fairness to the Fund and its limited partners from a financial point of view, of the APF Common Share consideration offered to the Fund and its limited partners; and

   WHEREAS, the Board of Directors of the OP General Partner has unanimously approved the Merger Proposal;

   NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

                                   ARTICLE I

                                  Definitions

   1.1 Terms Defined in this Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth below:

   "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

   "Affiliated Group" means any affiliated group within the meaning of Code
(S)1504, or any similar group defined under a similar provision of state, local or foreign law.

   "Agreement" means this Agreement, as amended from time to time.

   "APF" has the meaning set forth in the preface above.

   "APF Common Shares" shall mean the shares of common stock, par value $0.01, of APF.

   "APF Indemnity Claim" has the meaning set forth in Section 12.1 below.

   "APF SEC Documents" has the meaning set forth in Section 6.7 below.

   "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms the basis for any specified consequence.

   "Business Combination" has the meaning set forth in Section 4.1(b) below.

   "Cash/Note Option" has the meaning set forth in Section 4.4 below.

   "Closing" has the meaning set forth in Section 2.3 below.

   "CNL Income Funds" has the meaning set forth in the second paragraph of the Recitals above.

   "Closing Date" has the meaning set forth in Section 2.3 below.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Confidential Information" means any information concerning the businesses and affairs of the Fund, the Operating Partnership or APF, if any, that is not already generally available to the public.

   "Delaware RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Disclosure Schedule" has the meaning set forth in the first paragraph of
Article VII below.

   "Dissenting Partners" has the meaning set forth in Section 4.4 below.

   "Effective Time" has the meaning set forth in Section 2.2 below.

   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) tax-qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) tax-qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

   "Fairness Opinion" has the meaning set forth in the third paragraph of the Recitals above.

   "Florida RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Fund" has the meaning set forth in the preface above.

   "Fund Articles of Merger" has the meaning set forth in Section 2.2 below.

   "Fund Fairness Opinion" has the meaning set forth in the fifth paragraph of the recitals above.

   "Fund Indemnity Claim" has the meaning set forth in Section 12.2 below.

   "Fund Interests" means the general and limited partnership interests in the Fund.

   "Fund SEC Documents" has the meaning set forth in Section 7.7 below.

   "GAAP" means United States generally accepted accounting principles as in effect from time to time.

   "General Partners" has the meaning set forth in the preface above.

   "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation but excluding commercially available shrink wrap software), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

   "IRS" means the Internal Revenue Service.

   "Knowledge" means in the case of the Fund, CNL Realty Corporation, Inc., APF and the OP General Partner, the actual knowledge of a director or an executive officer after reasonable investigation and, in the case of the individual General Partners, the collective actual Knowledge of all of the General Partners after reasonable investigation. For the purposes of this Agreement, the Knowledge of one General Partner shall be attributed to the other General Partners.

   "Known" and "Knowingly" mean that the Fund, any General Partner or APF, as applicable, had Knowledge of the particular matter or took the action described with prior Knowledge.

   "Liability" means any liability (whether Known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

   "Material Adverse Effect" means, as to any Party, a material adverse effect on the business, properties, operations or condition (financial or otherwise) which is not related to an industry-wide change in the economy or market or other conditions affecting all businesses in the industry of the Party to which the term is applied.

   "Merger" has the meaning set forth in the first paragraph of the Recitals above.

   "Merger Proposal" has the meaning set forth in fourth paragraph of the Recitals above.

   "Most Recent 10-Q" has the meaning set forth in Section 7.5 below.

   "Most Recent Balance Sheet" means the most recent balance sheet filed in a Fund SEC Document.

   "Notes" has the meaning set forth in Section 4.4 below.

   "NYSE" means the New York Stock Exchange.

   "OP Certificate of Merger" has the meaning set forth in Section 2.2 below.

   "OP General Partner" has the meaning set forth in the Preface above.

   "OP Limited Partner" means CNL APF LP Corp., a Delaware corporation and wholly owned subsidiary of APF.

   "Operating Partnership" has the meaning set forth in the preface above.

   "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

   "Party" or "Parties" has the meaning set forth in the preface above.

   "Partner" means any holder of Fund Interests.

   "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or other entity.

   "Proposed Acquisitions" has the meaning set forth in the second paragraph of the Recitals above.

   "Registration Statement" means the registration statement on Form S-4 to be filed by APF to register the APF Common Shares to be issued as Share Consideration in the Merger.

   "Representative" has the meaning set forth in Section 12.3 below.

   "SEC" means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (e) any minor imperfection of title or similar lien which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on such Party.

   "Share Consideration" has the meaning set forth in Section 4.1(a) below.

   "Special Committee" has the meaning set forth in the third paragraph to the Recitals above.

   "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or has the power to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or otherwise control the management.

   "Surviving Partnership" has the meaning set forth in Section 2.1 below.

   "Takeover Statute" has the meaning set forth in Section 8.9 below.

   "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code

(S)59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

   "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

   "Third-Party Claim" has the meaning set forth in Section 12.4 below.

                                   ARTICLE II

                        Merger; Effective Time; Closing

   2.1 Merger. Subject to the terms and conditions of this Agreement, the Delaware RULPA and the Florida RULPA, at the Effective Time, the Operating Partnership and the Fund shall consummate the Merger in which (i) the Fund shall be merged with and into the Operating Partnership and the separate limited partnership existence of the Fund shall thereupon cease, (ii) the Operating Partnership shall be the successor or surviving limited partnership in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate limited partnership existence of the Operating Partnership with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The limited partnership surviving the Merger is sometimes hereinafter referred to as the "Surviving Partnership." The Merger shall have the effects set forth in the Delaware RULPA and the Florida RULPA. As a result of the Merger, the outstanding Fund Interests shall be converted or cancelled in the manner provided in Article IV.

   2.2 Effective Time. On the Closing Date, subject to the terms and conditions of this Agreement, the Operating Partnership and the Fund shall (i) execute or cause to be executed (A) a Certificate of Merger in the form required by the Delaware RULPA (the "OP Certificate of Merger") and (B) Articles of Merger in the form required by the Florida RULPA (the "Fund Articles of Merger"), and
(ii) cause the OP Certificate of Merger to be filed with the Delaware Secretary of State as provided in the Delaware RULPA and the Fund Articles of Merger to be filed with the Florida Department of State as provided in the Florida RULPA, in each case, on the Closing Date or as soon as practicable thereafter. The Merger shall become effective at (i) such time as the OP Certificate of Merger has been duly filed with the Delaware of Secretary of State and the Fund Articles of Merger has been duly filed with the Florida Department of State or
(ii) such other time as is agreed upon by APF, the OP General Partner and the General Partners and specified in the OP Certificate of Merger and the Fund Articles of Merger. Such time is hereinafter referred to as the "Effective Time."

   2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Shaw Pittman Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, commencing at 9:00 a.m. local time on such date as within five (5) business days following the fulfillment or waiver of the conditions set forth in Article X (other than conditions which by their nature are intended to be fulfilled at the Closing) or such other place or time or on such other date as APF, the OP General Partner and the General Partners may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article X (the "Closing Date"). In no event shall the Closing Date be a date subsequent to December 31, 1999. At the Closing, there shall be delivered to APF, the Operating Partnership, the OP General Partner, the General Partners and the Fund the certificates and other documents and instruments required to be delivered under
Article X.

   2.4 Further Assurances. Each Party hereto will execute such further documents and instruments and take such further actions as may be reasonably requested by one or more of the other Parties to consummate the Merger, to vest the Surviving Partnership with full title to all assets, properties, rights, approvals, immunities and franchises of either the Fund or the Operating Partnership or to effect the other purposes of this Agreement.

                                  ARTICLE III

 Certificate of Limited Partnership; Limited Partnership Agreement;and General
                        Partner of Surviving Partnership

   3.1 Certificate of Limited Partnership. At the Effective Time, the certificate of limited partnership of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein.

   3.2 Limited Partnership Agreement. At the Effective Time, the limited partnership agreement of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the limited partnership agreement of the Surviving Partnership.

   3.3 General Partner. The general partner of the Operating Partnership immediately prior to the Effective Time shall be the general partner of the Surviving Partnership from and after the Effective Time until it is replaced or it resigns in accordance with the limited partnership agreement of the Surviving Partnership.

                                   ARTICLE IV

              Share Consideration; Payment of Share Consideration

   4.1 Share Consideration; Conversion or Cancellation of Fund Interests in Merger.

   (a) At the Effective Time, by virtue of the Merger and without any action by the Parties, all of the outstanding Fund Interests (i) shall be converted into the right to receive up to 3,202,371 fully paid and nonassessable APF Common Shares (1,601,186 APF Common Shares if the Reverse Split [defined below] occurs before the Closing) (the "Share Consideration") pursuant to the terms of
Section 4.2 below, (ii) shall cease to be outstanding, and (iii) shall be canceled and retired and shall cease to exist, and each Partner, as the holder of such Fund Interests shall cease to have any rights with respect thereto, except the right to receive either (A) APF Common Shares therefor in accordance with this Section 4.1 and Section 4.3 or (B) the cash and Notes in accordance with Section 4.4 below. Subject to the approval of the APF's shareholders of an amendment to its article of incorporation, APF anticipates that prior to the Closing it will effect a one for two reverse stock split (the "Reverse Split") pursuant to which each two shares of APF Common Shares outstanding will be exchanged for one share of APF Common Shares.

   (b) Except for the Reverse Stock Split described in Section 4.1(a), prior to the Effective Time, APF shall not split or combine the APF Common Shares, or pay a stock dividend or other stock distribution in APF Common Shares, or in rights or securities exchangeable for, convertible into or exercisable for APF Common Shares, or otherwise change APF Common Shares into, or exchange APF Common Shares for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of APF as a result of which APF stockholders receive cash, stock, or other property in exchange for, or in connection with, their APF Common Shares (a "Business Combination") or otherwise), or make any other dividend or distribution on or of APF Common Shares (other than regular quarterly cash dividends paid on APF Common Shares or any distribution pursuant to APF's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination, or change.

   (c) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the APF Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

   4.2 Payment of Share Consideration. At the Closing, subject to Section 4.4 below, the Partners shall receive the Share Consideration (less expenses paid by APF on behalf of the Fund), distributed in accordance with the provisions of the Fund's limited partnership agreement as of the Closing Date. For the purposes of this Agreement, the Share Consideration will be reduced (i) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund and (ii) as provided in Section 4.4 below.

   4.3 Fractional APF Common Shares. No certificates representing fractional APF Common Shares shall be issued upon conversion of any Fund Interests. Each Partner of the Fund who would otherwise be entitled to fractional APF Common Shares will receive one APF Common Share for a fractional interest representing 50% or more of one APF Common Share. No APF Common Shares will be issued for a fractional interest representing less than 50% of one APF Common Share.

   4.4 Cash/Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the cash/note option (the "Cash/Note Option"), such Dissenting Partners shall be entitled to receive, in lieu of the Share Consideration, consideration based on such Dissenting Partners' percentage interest (as determined by the Fund's partnership agreement) in the Fund's asset liquidation value of $29,261,140, based on Valuation Associates' appraisal. Such consideration shall be payable 10% in cash and 90% in Callable Notes due in 2006 (the "Notes"). The Notes will bear interest at a fixed rate equal to 120% of the applicable federal rate as of the date the consent solicitation on Form S-4 is mailed to the limited partners. The Share Consideration shall be reduced on a one-for-one basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Cash/Note Option.

                                   ARTICLE V

             Representations and Warranties of The General Partners

   Each General Partner severally represents and warrants to APF and the Operating Partnership that the statements contained in this Article V are correct and complete as of the date hereof and on the Closing Date:

   5.1 Authorization of Transaction. The General Partner has full power and authority (including, as applicable, full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the General Partner, enforceable in accordance with its terms and conditions. The General Partner does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   5.2 Noncontravention. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the General Partner is subject or, as applicable, any provision of the General Partner's articles of incorporation, bylaws or other organizational documents.

                                   ARTICLE VI

 Representations and Warranties of APF, The OPGeneral Partner and The Operating
                                  Partnership

   APF, the OP General Partner and the Operating Partnership jointly and severally represent and warrant to the General Partners and the Fund that the statements contained in this Article VI are correct and complete as of the date hereof and the Closing Date:

   6.1 Organization. APF is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. APF is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on APF. APF has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The OP General Partner is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. The Operating Partnership is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Operating Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Operating Partnership. The Operating Partnership has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. APF and the OP General Partner have delivered to the General Partners and the Fund correct and complete copies of the certificate of incorporation of APF and the OP General Partner and the certificate of limited partnership and the limited partnership agreement of the Operating Partnership (each as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of APF and the OP General Partner and any organizational records of the Operating Partnership have been made available to the General Partners and the Fund and are correct and complete. APF is not in default under or in violation of any provision of its certificate of incorporation, and the Operating Partnership is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   6.2 Capital Stock. The authorized capital stock of APF consists of 125,000,000 shares of common stock, $.01 par value (the "APF Common Shares"), of which 74,696,927 shares are outstanding as of January 31, 1999. Since January 31, 1999, APF has not issued any shares of capital stock. All outstanding APF Common Shares are, and all APF Common Shares issuable under any stock option plans of APF, will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 57,797,629 APF Common Shares which may be issued in connection with APF's acquisition of the other 17 CNL Income Funds in the Proposed Acquisitions and the 12,300,000 APF Shares which may be issued in connection with APF's acquisition of CNL Fund Advisors, Inc., CNL Financial Services, Inc. and CNL Financial Corp., there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which APF is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem, or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock. All of the outstanding general partner interests of the Operating Partnership are owned by the OP General Partner, and all of the outstanding limited partner interests of the Operating Partnership are owned by the OP Limited Partnership, and there are outstanding on the date hereof no options, warrants, rights, commitments or any other agreements of any character to which the Operating Partnership or any partner thereof is a party or which it may be bound requiring it to issue, transfer, sell, purchase, register, redeem or acquire any interest in the Operating Partnership.

   6.3 Authorization for Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of APF will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will be registered under the Securities Act and will be registered or exempt from registration under all applicable state securities laws. The Share Consideration will, when issued, be approved for listing on the NYSE, subject to official notice of issuance.

   6.4 Authorization of Transaction. APF, the OP General Partner and the Operating Partnership have full power and authority (including full corporate and limited partnership, as applicable, power and authority) to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance by APF, the OP General Partner and the Operating Partnership of this Agreement have been duly and validly authorized by the boards of directors of APF and the OP General Partner. This Agreement constitutes the valid and legally binding obligation of APF, the OP General Partner and the Operating Partnership, enforceable in accordance with its terms and conditions. None of APF, the OP General Partner or the Operating Partnership needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   6.5 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which, APF, the OP General Partner or the Operating Partnership is subject or any provision of APF's or the OP General Partner's articles of incorporation or by-laws or the Operating Partnership's certificate of limited partnership or limited partnership agreement or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which APF, the OP General Partner or the Operating Partnership is a party or by which it is bound or to which any of its assets is subject or (iii) result in the imposition of a Security Interest upon any of its assets.

   6.6 Title to Assets. APF has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of its most recent quarterly report on Form 10-Q.

   6.7 Reports and Financial Statements. APF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "APF SEC Documents"). All of the APF SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such APF SEC Documents. None of the APF SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed APF SEC Documents. There is no unresolved violation, criticism or exception by any governmental entity of which APF has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to APF could have a Material Adverse Effect on APF. The financial statements of APF included in the APF SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of APF as of the dates thereof and the results of operations and cash flows of APF for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   6.8 Events Subsequent to September 30, 1998. Since September 30, 1998, nothing has occurred which has had or would reasonably be expected to have a Material Adverse Effect on APF.

   6.9 Litigation. Except as publicly disclosed by APF in its APF SEC Documents or on Schedule 1, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of APF, threatened against APF or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on APF or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by APF in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by APF in any APF SEC Document, none of APF or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on APF or would prevent or delay the consummation of the transactions contemplated hereby.

   6.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by APF for inclusion or incorporation by reference in (i) the Registration Statement to be filed by APF with the SEC in connection with the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement sent by APF to its shareholders pertaining to the Merger will, at the date mailed to shareholders and at the times of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APF, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement or the proxy statement, APF shall promptly so advise the General Partners and such event shall be so described, and such amendment or supplement (which the General Partners shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   6.11 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by APF in its APF SEC Documents or disclosed in
Schedule 1, as of December 31, 1998, to APF's Knowledge, none of APF or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which are not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of APF and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in any reports filed by it with the APF SEC Documents, since December 31, 1998, the business of APF and its Subsidiaries has been carried on only in the ordinary and usual course, to APF's Knowledge, none of APF or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to APF or its Subsidiaries Known to APF having or which could reasonably be expected to have, a Material Adverse Effect on APF.

   6.12 Brokers' Fees. Except for the fees and expenses paid to Merrill Lynch & Co. with respect to the delivery of the Fairness Opinion to the Special Committee and in connection with the financial services provided by Salomon Smith Barney, none of APF, the OP General Partner or the Operating Partnership has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

   6.13 Qualification as a REIT. APF is a "real estate investment trust" for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not cause APF to cease to qualify as a "real estate investment trust" for federal income tax purposes.

   6.14 Compliance with Applicable Law. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, it and its Subsidiaries hold all permits, licenses, variances, exemptions, order and approvals of all governmental entities necessary for the lawful conduct of their respective businesses, except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its

APF SEC Documents, to APF's Knowledge, APF and its Subsidiaries are in compliance with the material terms of its permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF, the businesses of APF and its Subsidiaries are not, to APF's Knowledge, being conducted in violation of any law, ordinance or regulation of any governmental entity except that no representation or warranty is made in this Section 6.14 with respect to environmental laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, no investigation or review by any governmental entity with respect to APF or its Subsidiaries is pending or, to the Knowledge of APF, threatened, nor, to the Knowledge of APF, has any government entity indicated an intention to conduct the same, other than, in each case, those which APF reasonably believes will not have a Material Adverse Effect on APF.

   6.15 Intellectual Property.

   (a) APF owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of APF as presently conducted. Each item of Intellectual Property owned or used by APF immediately prior to the Closing hereunder will be owned or available for use by APF on identical terms and conditions immediately subsequent to the Closing hereunder. APF has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) APF has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of APF's directors or officers (or employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that APF must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of APF which are material to the operation of APF's business.

   (c) APF has no patent or registration which has been issued to APF with respect to any of its Intellectual Property.

   (d) Nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of APF's business as presently conducted.

   6.16 Insurance. With respect to each current insurance policy to which APF is a party, a named insured or is otherwise the beneficiary of coverage, to the knowledge of APF: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither APF nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof.

   6.17 Tenants. To the Knowledge of APF and except as set forth on Schedule 1, no current tenant of a property owned by APF, which as of the date of APF's most recent quarterly report on Form 10-Q represented more than 5% of APF's total revenues, presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   6.18 Disclosure. APF is in compliance in all material respects with its obligation under the Securities Exchange Act to publicly disclose material information in a timely fashion.

                                  ARTICLE VII

               Representations and Warranties Concerning the Fund

   The General Partners and the Fund jointly and severally represent and warrant to APF and the Operating Partnership that the statements contained in this Article VII are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by the General Partners and the Fund to APF and the Operating Partnership in accordance with the provisions of
Section 8.14 (the "Disclosure Schedule"). Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII.

   7.1 Organization, Qualification, and Corporate Power. The Fund is a limited partnership duly organized, validly existing, and in good standing under the laws of Florida. The Fund is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Except as set forth in Section 7.1(a) of the Disclosure Schedule, the Fund has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Section 7.1(b) of the Disclosure Schedule lists the directors and officers of the corporate General Partner. The General Partners have been made available to APF and the Operating Partnership correct and complete copies of the certificate of limited partnership and the limited partnership agreement of the Fund (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the corporate General Partner and any organizational records of the Fund have been made available to APF and the Operating Partnership and are correct and complete in all material respects. The Fund is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   7.2 Capitalization. All of the outstanding ownership interests in the Fund (the "Fund Interests") consist of (i) one percent in general partnership interests and (ii) 30,000,000 units of limited partnership interests. All of the outstanding Fund Interests have been duly authorized, are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Fund to issue, sell, or otherwise cause to become outstanding any additional ownership interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Fund.

   7.3 Authorization of Transaction. The Fund has full power and authority (including full limited partnership power and authority) to execute and deliver this Agreement and, upon the affirmative vote of a majority of the outstanding limited partnership Fund Interests, will have full power and authority (including limited partnership power and authority) to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Fund, enforceable in accordance with its terms and conditions, subject to bankruptcy, insolvency, moratorium and rights of creditors generally. The Fund is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   7.4 Noncontravention. Except as set forth in Section 7.4 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Fund is subject or any provision of the certificate of limited partnership or limited partnership agreement of the Fund or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Fund is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

   7.5 Title to Assets. The Fund has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC (the "Most Recent 10-Q") or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent 10-Q.

   7.6 Subsidiaries. The Fund does not have any Subsidiaries, operating or otherwise.

   7.7 Reports and Financial Statements. The Fund has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "Fund SEC Documents"). All of the Fund SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Fund SEC Documents. None of the Fund SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed Fund SEC Documents. There is no unresolved violation by any governmental entity of which the Fund has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to the Fund could have a Material Adverse Effect on the Fund. The financial statements of the Fund included in the Fund SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Fund as of the dates thereof and the results of operations and cash flows of the Fund for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   7.8 Events Subsequent to the Most Recent 10-Q. Since the date of the Most Recent 10-Q nothing has had a Material Adverse Effect on the Fund. Without limiting the generality of the foregoing, since that date, except as set forth in the appropriately lettered paragraph of Section 7.8 of the Disclosure
Schedule:

   (a) the Fund has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as reasonably determined by the General Partners) in the Ordinary Course of Business;

   (b) the Fund has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 except in the Ordinary Course of Business;

   (c) no party (including the Fund) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which the Fund is a party or by which it is bound except in the Ordinary Course of Business;

   (d) the Fund has not imposed any Security Interest upon any of its assets, tangible or intangible except in the Ordinary Course of Business;

   (e) the Fund has not made any capital expenditure (or series of related capital expenditures) involving more than $50,000 except in the Ordinary Course of Business;

   (f) the Fund has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

   (g) the Fund has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

   (h) the Fund has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

   (i) the Fund has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

   (j) the Fund has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

   (k) there has been no change made or authorized in the certificate of limited partnership or limited partnership agreement of the Fund;

   (l) the Fund has not issued, sold, or otherwise disposed of any ownership interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any ownership interests in the Fund;

   (m) the Fund has not declared, set aside, or paid any dividend or made any distribution with respect to its ownership interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its ownership interests other than distributions consistent with past practices;

   (n) the Fund has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

   (o) the Fund has not made any loan to, or entered into any other transaction with, any of the General Partners or the directors, officers, or employees of the corporate General Partner outside the Ordinary Course of Business;

   (p) the Fund has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

   (q) the Fund has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

   (r) to the Knowledge of the General Partners, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Fund; and

   (s) the Fund is not under any legal obligation, whether written or oral, to do any of the foregoing.

   7.9 Undisclosed Liabilities. The Fund does not have any Liability (and, to the Knowledge of the General Partners, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or which are not in the aggregate material.

   7.10 Legal Compliance. Except as disclosed in the Fund SEC Documents, the Fund has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder), the violation of which could cause a Material Adverse Effect to the Fund, of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

   7.11 Tax Matters.

   (a) The Fund has filed all material Tax Returns that it was required to file, including, without limitation, any material Tax Returns required to be filed with any state. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Fund (as shown on any filed Tax Return) have been paid. The Fund currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Fund does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Fund that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) The Fund has withheld and, if due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, Partner, or other third party.

   (c) The General Partners do not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Fund either (A) claimed or raised by any authority in writing or (B) as to which any of the General Partners has Knowledge. Section 7.11(c) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Fund for taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Fund since December 31, 1996.

   (d) The Fund has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) The Fund has not filed a consent under Code (S)341(f) concerning collapsible corporations. The Fund has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code (S)280G. The Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. The Fund is not a party to any Tax allocation or sharing agreement. The Fund (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Fund) or (B) has any Liability for the Taxes of any Person (other than the Fund) under Treas. Reg. (S)1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

   7.12 Real Property.

   Section 7.12(a) of the Disclosure Schedule lists and describes briefly all real property owned, leased or subleased by the Fund. Section 7.12(b) of the Disclosure Schedule lists all leases and subleases to which the Fund is a party, and the General Partners have made available to APF correct and complete copies of all such leases and subleases (as amended to date). With respect to each lease and sublease listed in Section 7.12(b) of the Disclosure Schedule:

   (a) the lease or, to the Knowledge of the General Partners, the sublease is legal, valid, binding, enforceable, and in full force and effect, except as may be affected by bankruptcy, insolvency, moratorium and the rights of creditors generally;

   (b) no consent is required with respect to the lease or sublease as a result of this Agreement, and the actions contemplated by this Agreement will not result in the change of any terms of the lease or sublease or otherwise affect the ongoing validity of the lease or sublease;

   (c) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

   (d) no party to the lease or, to knowledge of the General Partners, sublease has repudiated any provision thereof;

   (e) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or, to the Knowledge of the General Partners, sublease;

   (f) the Fund has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

   (g) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required by the Fund in connection with the operation thereof and, to the Knowledge of the General Partners, have been operated and maintained in all material respects in accordance with applicable laws, rules, and regulations; and

   (h) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

   7.13 Intellectual Property.

   (a) The Fund owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of the Fund as presently conducted. Each item of Intellectual Property owned or used by the Fund immediately prior to the Closing hereunder will be owned or available for use by the Fund on identical terms and conditions immediately subsequent to the Closing hereunder. The Fund has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) The Fund has not Knowingly interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the General Partners nor any of the corporate General Partner's directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Fund must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the General Partners, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Fund which are material to the operation of the Fund's business.

   (c) The Fund has no patent or registration which has been issued to the Fund with respect to any of its Intellectual Property.

   (d) Section 7.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Fund uses pursuant to license, sublicense, agreement, or permission. The General

Partners have made available to APF and the Operating Partnership correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).

   (e) To the Knowledge of the General Partners, nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Fund's business as presently conducted.

   7.14 Tangible Assets. The Fund owns or leases all buildings, machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted. Each such tangible asset is free from all material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The Most Recent Balance Sheet sets forth all of the assets, in the opinion of the General Partners, necessary to conduct the Fund's business as it is currently being conducted.

   7.15 Contracts. Section 7.15 of the Disclosure Schedule lists all of the following types of contracts and other agreements to which the Fund is a party:

   (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

   (b) any agreement concerning a partnership or joint venture;

   (c) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

   (d) any agreement concerning confidentiality or noncompetition;

   (e) any agreement with any General Partner or any of their Affiliates (other than the Fund);

   (f) any agreement under which it has advanced or loaned any amount to any of the General Partners or the corporate General Partner's directors, officers, and employees outside the Ordinary Course of Business; or

   (g) any agreement under which the consequences of a default or termination could have a Material Adverse Effect.

   The General Partners have made available to APF and the Operating Partnership a correct and complete copy of each written agreement listed in
Section 7.15 of the Disclosure Schedule (as amended to date) which is not included as an exhibit to a Fund SEC Document and a written summary setting forth the terms and conditions of each oral agreement referred to in Section
7.15 of the Disclosure Schedule. With respect to each agreement set forth in
Section 7.15 of the Disclosure Schedule or filed as an exhibit to a Fund SEC
Document: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

   7.16 Notes and Accounts Receivable. All notes and accounts receivable of the Fund are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Fund.

   7.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Fund.

   7.18 Insurance. Section 7.18 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Fund has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets): (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; and (iii) the policy number and the period of coverage. With respect to each current insurance policy, to the Knowledge of the General Partners and the Fund: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Fund nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Fund has been covered during the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets) by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period. Section 7.18 of the Disclosure Schedule describes any self-insurance arrangements affecting the Fund.

   7.19 Litigation. Section 7.19 of the Disclosure Schedule sets forth each instance, not already disclosed in the Fund SEC Documents, in which the Fund
(i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to or, to its Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section
7.19 of the Disclosure Schedule or the Fund SEC Documents could result in any Material Adverse Effect on the Fund. None of the General Partners has any reason to believe that any additional such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Fund.

   7.20 Tenants. To the Knowledge of any of the General Partners, no current tenant of a property owned by the Fund presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   7.21 Employees. The Fund does not have and has never had any employees, officers or directors. The Fund is not and has never been a party to or had any liability with respect to any Employee Benefit Plan.

   7.22 Guaranties. The Fund is not a guarantor of and is not otherwise liable for any liability or obligation (including indebtedness) of any other Person.

   7.23 Registration Statement. The information furnished by the Fund for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.24 Environmental Matters. The Fund is currently in compliance with all material environmental laws, ordinances, regulations and orders applicable to its business or properties, and, to the Knowledge of the General Partners, the tenants' present uses of the Fund's properties, whether leased or owned, do not materially violate any such laws, ordinances, regulations or orders. The Fund is not subject to any Liability or claim in connection with any environmental law or any use, treatment, storage or disposal of any hazardous substance or material or pollutant or any spill, leakage, discharge or release of any hazardous substance or material or pollutant as a result of having owned or operated any business prior to the Effective Time, which if a violation existed would have a Material Adverse Effect on the Fund.

   7.25 Vote Required. The affirmative vote of at least a majority of the outstanding Fund Interests is the only vote of any security holder in the Fund (under applicable law or otherwise) required to approve the Merger, this Agreement and the other transactions contemplated hereby.

   7.26 Disclosure. The representations and warranties contained in this
Article VII do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VII not misleading.

                                  ARTICLE VIII
                             Pre-Closing Covenants

   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

   8.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article X below).

   8.2 Notices and Consents. The General Partners shall give any notices to third parties and obtain any third party consents referred to in Sections 5.1, 5.2, 7.3 and 7.4 above and the related sections of the Disclosure Schedule. APF, the OP General Partner and the Operating Partnership shall give any notices to third parties and obtain any third party consents referred to in Sections 6.4 and 6.5 above. Each of the Parties shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 5.1, 6.4 and
7.3 above.

   8.3 Maintenance of Business; Prohibited Acts. During the period from the date of this Agreement to the Effective Time, the General Partners will not, and will not cause the Fund to, take any action that adversely affects the ability of the Fund (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organizations, and (iii) to preserve its relationships with its tenants; and the General Partners will not allow the Fund to, without the OP General Partner's prior written consent, which consent shall not be unreasonably withheld:

   (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrance of (i) any additional ownership interests (including the Fund Interests), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its ownership interests or any other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or (ii) any other securities in respect of, in lieu of or in substitution for the Fund Interests outstanding on the date hereof;

   (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Fund Interests);

   (c) split, combine, subdivide or reclassify any of its ownership interests or otherwise make any payments to the Partners; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution in respect of its ownership interests at such times and in such manner and amount as may be consistent with the Fund's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from December 31, 1998 through the Effective Time, to the extent not otherwise paid or distributed to the Partners), or (ii) any distribution of property necessary for the representation and warranty set forth in Section
7.11 to be true and correct;

   (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

   (e) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation outside the Ordinary Course of Business;

   (f) other than as may be necessary to consummate the Merger, adopt any amendments to its certificate of limited partnership or limited partnership agreement;

   (g) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, outside the Ordinary Course of Business;

   (h) engage in the conduct of any business the nature of which is materially different from the business in which the Fund is currently engaged;

   (i) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Fund;

   (j) forgive any indebtedness owed to the Fund or convert or contribute by way of capital contribution any such indebtedness owed;

   (k) authorize or enter into any agreement providing for management services to be provided by the Fund to any third party or an increase in management fees paid by any third party under existing management agreements;

   (l) mortgage, pledge, encumber, sell, lease or transfer any material assets of the Fund except as contemplated by this Agreement;

   (m) authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

   (n) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.

   8.4 Full Access. The General Partners shall permit representatives of APF and the OP General Partner to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Fund to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Fund. APF, the OP General Partner and the Operating Partnership shall permit representatives of the General Partners and the Fund to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of APF and the Operating Partnership to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to APF, the OP General Partner and the Operating Partnership. The Parties agree that any information obtained in connection with the exercise of their rights pursuant to this Section 8.4 shall be Confidential Information for purposes of this Agreement.

   8.5 Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Articles V, VI or VII above, as applicable. No disclosure by any Party pursuant to this Section 8.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

   8.6 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of APF, the Operating Partnership, the General Partners and the Fund shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of APF after the Effective Time as a real estate investment trust as defined within Section 856 of the Code.

   8.7 Fund Partner Approval. The General Partners hereby agree to vote the Fund Interests owned by them in favor of this Agreement and the transactions contemplated hereby and agree, subject to the satisfaction of their fiduciary duties as general partners under Florida law, as reasonably determined by the General Partners, to recommend that the limited Partners of the Fund vote their Fund Interests in favor of this Agreement and the transactions contemplated hereby.

   8.8 Delivery of Certain Financial Statements.

   (a) In addition to disclosure in Fund SEC Documents required to be filed by the Fund, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, the Fund shall provide to APF and the OP General Partner with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by the Fund and each of the General Partners that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of the Fund as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   (b) In addition to disclosure in APF SEC Documents required to be filed by APF, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, APF shall provide to the Fund and the General Partners with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by APF that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of APF as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   8.9 State Takeover Statutes. APF, the APF Board of Directors, the Operating Partnership, the Fund and the General Partners shall (i) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation, including without limitation, the control share acquisition provisions of Section 3-701 et seq. of the Maryland GCL and the business combination provisions of Section 3-601 et seq of the Maryland GCL (each, a "Takeover Statute"), is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and
(ii) if any Takeover Statute becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

   8.10 Exclusivity. None of the General Partners shall solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Fund (including any acquisition structured as a merger, consolidation, or share exchange). The General Partners shall notify APF and the Operating Partnership immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

   8.11 Listing. APF shall effect, at or before the issuance of any APF Common Shares issued as Share Consideration pursuant to Article IV, authorization for listing or quotation of such APF Common Shares on the NYSE, subject to official notice of issuance.

   8.12 Maintenance of APF's Business. During the period from the date of this Agreement to the Effective Time, APF will not take any action that adversely affects the ability of APF (i) to pursue its business in the ordinary course,
(ii) to seek to preserve intact its current business organizations (iii) to preserve its relationships with its tenants and (iv) will not take any action to affect it status as a REIT for federal income tax purposes.

   8.13 Registration of Share Consideration. APF shall cause the Registration Statement to become effective prior to the Closing Date.

   8.14 Delivery and Approval of Disclosure Schedule and Schedule 1. Within fifteen (15) business days after the date of this Agreement the General Partners shall deliver to APF the Disclosure Schedule and APF shall deliver to the General Partners Schedule 1. Within fifteen (15) business days after APF receives the Disclosure Schedule it shall give the General Partners notice either that the disclosures in the Disclosure Schedule are, as to substance, satisfactory to APF, in its sole and absolute discretion, or that they are not satisfactory and that APF terminate this Merger Agreement pursuant to Section
11.2. Likewise, within fifteen (15) business days after the General Partners receive Schedule 1, the General Partners shall give APF notice either that the disclosures in Schedule 1 are, as to substance, satisfactory to them, in their sole and absolute discretion, or that they are not satisfactory and that such General Partners terminate the Agreement pursuant to Section 11.2. In the case of both APF and the General Partners, the failure of either to give the notice specified above within the applicable fifteen (15) business day period shall constitute approval of the Disclosure Schedule or Schedule 1, as applicable.

   8.15 Certain Acquisitions. APF or its Subsidiaries shall acquire CNL Fund Advisors, Inc., CNL Financial Corp. and CNL Financial Services, Inc. (collective, the "CNL Restaurant Services Group") substantially in accordance with the terms and conditions set forth in their respective merger agreements dated on or about the date hereof or such other terms that are mutually agreed to by the parties.

                                   ARTICLE IX

                             Post-Closing Covenants

   The Parties agree as follows with respect to the period following the
Closing:

   9.1 General. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XII below). The General Partners acknowledge and agree that from and after the Closing, the Surviving Partnership will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Fund.

   9.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Fund, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Article XII below).

   9.3 Transition. The General Partners will not take any action that is designed or intended to have the effect of discouraging any tenant, lessor, licensor, customer, supplier, or other business associate of the Fund from maintaining the same business relationships with the Surviving Partnership after the Closing as it maintained with the Fund prior to the Closing.

   9.4 Confidentiality.

   (a) The General Partners and the Fund will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to APF or the OP General Partner, as applicable, or destroy, at the request and option of APF or the OP General Partner, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the General Partners or the Fund is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such General Partner or the Fund, as applicable, will notify APF or the OP General Partner, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such General Partner or the Fund is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such General Partner or the Fund, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that such General Partner or the Fund, as applicable, shall use its best efforts to obtain, at the request of APF or the OP General Partner, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as APF or the OP General Partner, as applicable, shall designate.

   (b) APF, the OP General Partner and the Operating Partnership will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and, if the Closing does not occur, deliver promptly to the Fund General Partners, as applicable, or destroy, at the request and option of the Fund or the General Partners, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. Prior to the Closing and if the Closing does not occur, in the event that any of APF, the OP General Partner or the Operating Partnership is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, APF, the OP General Partner or the Operating Partnership, as applicable, will notify the Fund or the General Partners, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this
Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, APF, the OP General Partner or the Operating Partnership is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then APF, the OP General Partner or the Operating Partnership, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that APF, the OP General Partner or the Operating Partnership, as applicable, shall use its best efforts to obtain, at the request of the Fund or the General Partners, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Fund or the General Partners, as applicable, shall designate.

   9.5 Covenant Not to Compete. Unless employed by the Surviving Partnership or APF after the Closing, for a period of three years from and after the Closing Date, none of the General Partners will engage directly or indirectly in any business serving the restaurant industry that the Surviving Partnership or APF conducts as of the Closing Date, except existing restaurant businesses and properties currently owned or advised by affiliates of CNL Group, Inc., including CNL Advisory Services, Inc. In addition, and not in lieu of the foregoing, for a period of three years from and after the Closing Date, James
M. Seneff, Jr. hereby covenants and agrees not to engage or participate, directly or indirectly, as principal, agent, executive, employee, employer, consultant, stockholder, partner or in any other individual capacity whatsoever, in the conduct or management of, or own any stock or any other equity investment in or debt of, any business that relates to the ownership, acquisition or development of "restaurant operations"; provided, however, for the purposes of this Agreement, "restaurant operations" shall not include the ownership, acquisition or development of hotel and health care properties that contain restaurant operations and those entities set forth on Schedule 9.5, and provided further, the noncompetition covenant shall not operate to preclude Mr. Seneff's ownership of APF Common Shares and of up to 5% of the equity securities of companies whose common stock is publicly traded that are engaged in owning, operating, franchising or making are engaged in owning, operating, franchising or making loans to restaurants and restaurant companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

   9.6 Tax Matters.

   (a) If there is an adjustment to any item reported on a pre-closing Tax Return that results in an increase in the Taxes payable by the Fund or any of the General Partners, and such adjustment results in a corresponding adjustment to items reported on a post-closing Tax Return with the result that the Taxes payable either by APF, any of its Subsidiaries, or by any consolidated group of companies of which APF or any Subsidiary are then members are reduced, or a refund of Taxes is increased, then any APF Indemnity Claim that the General Partners or Fund owes APF or the Operating Partnership pursuant to Article XII below shall be reduced by the amount by which such Taxes are reduced or such refunds are increased.

   (b) Any refund or credit of Taxes (including any statutory interest thereon) received by APF or any of its Subsidiaries attributable to periods ending on or prior to or including the Closing Date that were paid by the Fund pursuant to this Agreement shall reduce any APF Indemnity Claim that the General Partners or the Fund owes APF pursuant to Article XII below by an amount equal to the amount of such refund or credit.

   (c) In the event that APF or any of its Subsidiaries receives notice, whether orally or in writing, of any pending or threatened federal, state, local or foreign tax examinations, claims settlements, proposed adjustments or related matters with respect to Taxes that could affect the Fund or the General Partners, or if the Fund or any of the General Partners receives notice of such matters that could affect APF or any of its Subsidiaries, the party receiving such notice shall notify in writing the potentially affected party within ten
(10) days thereof. The failure of either party to give the notice required by this Section shall not impair such party's rights under this Agreement except to the extent that the other party demonstrates that it has been damaged thereby.

   (d) The General Partners shall have the responsibility for, and shall be entitled, at their expense, to contest, control, compromise, reasonably settle or appeal all proceedings with respect to pre-closing Taxes.

                                   ARTICLE X

                       Conditions to Obligation to Close

   10.1 Conditions to Each Party's Obligation. The respective obligations of APF, the OP General Partner, the Operating Partnership, the Fund and the General Partners to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived upon the written consent of APF and the General Partners:

   (a) Governmental Approvals and Consents. The Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Sections 5.1, 6.4, and 7.3 above.

   (b) No Injunction or Proceedings. There shall not be any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, in the reasonable judgment of APF or the General Partners, (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

   (c) No Suspension of Trading, Etc. At the Effective Time, there shall be no declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war or other international, armed hostility or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of APF, would have a Material Adverse Effect on the Fund or, in the sole judgment of any of the General Partners, would have a Material Adverse Effect on APF.

   (d) Shareholder/Partner Approvals. The stockholders of APF shall have approved APF's Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A, and the Partners of the Fund shall have approved the Merger Proposal, amendments to the partnership agreement, if any.

   (e) Registration of Share Consideration. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

   10.2 Conditions to Obligation of APF, the OP General Partner and the Operating Partnership. The obligations of APF, the OP General Partner and the Operating Partnership to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) the General Partners and the Fund shall have delivered to APF and the OP General Partner a certificate to the effect that:

     (i) the representations and warranties set forth in Article V and
  Article VII above are true and correct in all material respects at and as of the Closing Date;

     (ii) the General Partners and the Fund have performed and complied with all of their covenants hereunder in all material respects at and as of the Closing Date;

     (iii) the General Partners and the Fund have procured all of the material third-party consents specified in, respectively, Section 5.2 and
  Section 7.4 above and the related sections of the Disclosure Schedule; and

     (iv) no action, suit, or proceeding is pending or, to their Knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
  (C) affect adversely the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

Notwithstanding the foregoing, APF's obligation to close as a result of a breach of the representations and warranties contained in Section 7.24 shall be governed solely by Section 10.2(e) below.

   (b) since December 31, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of the Fund, such determination to be made in the reasonable discretion of APF;

   (c) APF and the Operating Partnership shall have received an opinion dated as of the Closing Date from Baker and Hostetler LLP, counsel to the General Partners and the Fund, taken as a whole, in form and substance reasonably satisfactory to APF and the Operating Partnership;

   (d) APF shall have received the Disclosure Schedule and approved it in accordance with Section 8.14;

   (e) There shall not exist an unlawful environmental condition on one or more properties owned by the Fund, which in the opinion of a mutually acceptable environmental engineer or consultant, would require APF to expend in excess of $3,202,371 in order to remediate such unlawful environmental condition and cause the subject property or properties to comply with applicable environmental laws, ordinances, regulations or orders; and

   (f) If each of the CNL Income Funds approves its respective Proposed Acquisition, Merrill Lynch & Co. shall not have withdrawn its Fairness Opinion issued in connection with the Merger. If a Proposed Acquisition is not approved by the applicable CNL Income Fund, then the Special Committee of the Board of Directors of APF shall have received a fairness opinion addressed to APF and its stockholders from Merrill Lynch & Co. as to the fairness of the Proposed Acquisitions that were approved by the respective CNL Income Fund, including the consideration to be paid in connection therewith, to APF and its stockholders from a financial point of view.

   APF, the OP General Partner and the Operating Partnership may waive any condition specified in this Section 10.2 if they execute a writing so stating at or prior to the Closing.

   10.3 Conditions to Obligation of the General Partners and the Fund. The obligations of the General Partners and the Fund to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) APF, the OP General Partner and the Operating Partnership shall have delivered to the General Partners and the Fund a certificate to the effect that:

     (i) the representations and warranties set forth in Article VI above are true and correct in all material respects at and as of the Closing Date;

     (ii) APF, the OP General Partner and the Operating Partnership have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

     (iii) no action, suit, or proceeding is pending or, to their knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

   (b) APF shall have delivered to the Fund for distribution to the Partners the Share Consideration pursuant to Section 4.2 and, as applicable, the cash and Notes pursuant to Section 4.4;

   (c) since September 30, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of APF;

   (d) APF shall have acquired the CNL Restaurant Services Group;

   (e) the General Partners shall have received Schedule 1 and approved it in accordance with Section 8.14;

   (f) the APF Common Shares shall have been approved for listing on the NYSE subject to official notice of issuance;

   (g) the General Partners shall have received an opinion dated as of the Closing Date from Shaw Pittman Potts & Trowbridge, counsel to APF and the Operating Partnership, in form and substance reasonably satisfactory to the General Partners; and

   (h) Legg Mason Wood Walker Incorporated shall not have withdrawn the Fund Fairness Opinion.

   The General Partners and the Fund may waive any condition specified in this
Section 10.3 if they execute a writing so stating at or prior to the Closing.

                                  ARTICLE XI

                                  Termination

   11.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the General Partners, the limited partners of the Fund, the OP General Partner or the stockholders of APF, respectively, either by the mutual written consent of APF, the OP General Partner and the General Partners or by mutual action of the General Partners and the Boards of Directors of each of the corporate General Partner and the OP General Partner and the Special Committee.

   11.2 Termination by Individual Parties. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee and the Board of Directors of the OP General Partner in the event of a failure of a condition to the obligations of APF and the Operating Partnership set forth in
Section 10.2 of this Agreement; (b) by the General Partners in the event of a failure of a condition to the obligations of General Partners or the Fund set forth in Section 10.3 of this Agreement; (c) any Party if the Merger shall not have occurred by December 31, 1999 or (d) if a United States federal or state court of competent jurisdiction or United States federal or state governmental agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, in the case of a termination pursuant to clause (a) or (b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

   11.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article XI, no Party hereto (or any of its directors or officers) shall have any liability or further obligation to any other Party to this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement or the obligations set forth in Sections 9.4 and 13.11.

                                  ARTICLE XII

                                Indemnification

   12.1 Indemnity Obligations of the General Partners and the Fund. Subject to Sections 12.5 and 12.6 hereof, each of the General Partners severally, in accordance with its percentage interest in the Share Consideration and limited in amount to the value of the APF Common Shares received by it, based upon the average per share closing price of the APF Common Shares for the first twenty trading days after the APF Common Shares are listed on NYSE (the "20 Day Average Price"), agree to indemnify and hold APF, the OP General Partner and the Surviving Partnership harmless from, and to reimburse APF, the OP General Partner and the Surviving Partnership for, any APF Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "APF Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, cost, or expense of any nature whatsoever resulting from (i) any breach of any representation and warranty of any of the General Partners or the Fund which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements, or undertakings of any of the General Partners or the Fund which are contained in or made pursuant to this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 12.1.

   12.2 Indemnity Obligations of APF, the OP General Partner and the Operating Partnership. Subject to Sections 12.5 and 12.6 hereof, APF, the OP General Partner and the Operating Partnership (including in its capacity as the Surviving Partnership) hereby jointly and severally agree to indemnify and hold each of the General Partners and the Fund harmless from, and to reimburse each of the General Partners and the Fund for, any Fund Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "Fund Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, cost, or expense of any nature whatsoever incurred by any of the General Partners or the Fund resulting from
(i) any breach of any representation and warranty of APF, the OP General Partner or the Operating Partnership which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements, or undertakings of APF, the OP General Partner and the Operating Partnership which are contained in or made pursuant to the terms and conditions of this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this
Section 12.2.

   12.3 Appointment of Representative. James M. Seneff, Jr. is hereby appointed as the exclusive agent of the General Partners and the Fund to act on their behalf with respect to any and all Fund Indemnity Claims and any and all APF Indemnity Claims arising under this Agreement or such other representative as may be hereafter appointed by the General Partners. Such agent is herein referred to as the "Representative." The Representative shall take, and the General Partners agree that the Representative shall take, any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the General Partners and the Fund, as fully as if such parties were acting on their own behalf, including, without limitation, asserting Fund Indemnity Claims against APF, the OP General Partner and the Operating Partnership, defending all APF Indemnity Claims, consenting to, compromising, or settling all Fund Indemnity Claims and APF Indemnity Claims, conducting negotiations with APF, the OP General Partner and the Operating Partnership and their representatives regarding such claims, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants, or other representatives in connection with the foregoing matters. APF, the OP General Partner and the Operating Partnership shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the General Partners and the Fund. The Representative, acting pursuant to this Section 12.3, shall not be liable to any of the General Partners or the Fund for any act or omission, except in connection with any act or omission that was the result of the Representative's bad faith or gross negligence.

   12.4 Notification of Claims. Subject to the provisions of Section 12.5, in the event of the occurrence of an event which any Party asserts constitutes an APF Indemnity Claim or a Fund Indemnity Claim, as applicable, such Party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim and which is in the possession of the indemnified party. If such event involves the claim of any third party (a "Third-Party Claim"), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment, or compromise of any such Third-Party Claim, and to employ counsel to assist such indemnifying party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third-Party Claim, to join in the defense, settlement, adjustment, or compromise of the same. An indemnified party's failure to give timely notice or to furnish the indemnifying party with any relevant data and documents in connection with any Third-Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such Party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party. Any indemnifying party may elect, at such Party's sole expense, to assume control of the defense, settlement, adjustment, or compromise of any Third-Party Claim, with counsel reasonably acceptable to the indemnified parties, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all indemnified parties before entering into any settlement, adjustment, or compromise of such claims, or ceasing to defend against such claims, unless such settlement is a cash settlement and contains an unconditional release of the indemnified party from all existing and future claims with respect to the matter being contested. In connection with any Third-Party Claim, the indemnified party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third-Party Claim.

   12.5 Survival. All representations and warranties, and, except as otherwise provided in this Agreement, all covenants and agreements of the parties contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive until eighteen months from the Closing Date; provided, however, the representations and warranties contained in Sections 6.2, 6.3 and 7.11 shall survive until the expiration of the applicable statute of limitations with respect to the matters covered thereby. No claim shall be made after the applicable survival period.

   12.6 Limitations. Notwithstanding the foregoing, any claim by an indemnified party against any indemnifying party under this Agreement shall be payable by the indemnifying party only in the event, and to the extent, that the accumulated amount of the claims in respect of such indemnifying party's obligations to indemnify under this Agreement shall and the other claims described in Article XIII exceed in the aggregate the dollar amount specified in Article XIII. As to APF Indemnity Claims, the liability of each General Partner shall be limited as provided in Article XIII.

   12.7 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, no Party hereto is making any representation, warranty, covenant, or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, or agreement contained herein or in any certificate or other document delivered pursuant hereto relating to the Merger shall give rise to any right on the part of any Party hereto, after the consummation of the Merger, to rescind this Agreement or the transactions contemplated by this Agreement. Following the consummation of the Merger, the rights of the Parties under the provisions of this Article XII shall be the sole and exclusive remedy available to the Parties with respect to claims, assertions, events, or proceedings arising out of or relating to the Merger.

                                  ARTICLE XIII

                            Limitation of Liability

   13.1 Threshold. Notwithstanding anything to the contrary stated in this Agreement, in no event (i) shall the General Partners or any of them have any liability to APF and/or the OP General Partner and the Surviving Partnership on account of any APF Indemnity Claim or for any claim for breach of warranty or for misrepresentation, or any other claim whatsoever arising under this Agreement or in connection with the transaction contemplated herein (individually a "Claim" and collectively, "Claims") or for any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever directly resulting from Claims (collectively, "Losses") unless, until and only to the extent that the accumulated amount of all Losses exceeds the amount of $320,237 in the aggregate (the "Threshold") nor (ii) shall the individual or aggregate liability of the General Partners on account of Claims and Losses exceed the value of APF Common Shares actually issued to the General Partners in the Merger valued at the 20 Day Average Price. To the extent that any Claim is asserted against more than one General Partner, each General Partner shall be liable only for such General Partner's proportionate share of the Claim based on the percentage that the APF Common Shares received by such General Partner in the Merger is of the total APF Commons Shares comprising the Share Consideration. Any Claim against a General Partner, including an APF Indemnity Claim, may be satisfied by such General Partner, in its sole discretion, by surrendering to the claimant(s) APF Common Shares at a value equal to the closing price per share of such shares on the NYSE on the last trading day preceding the date such APF Common Shares are surrendered.

   13.2 Special Indemnification. APF agrees to indemnify, defend and hold harmless the General Partners against any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever, including reasonable attorneys' fees, arising after the Effective Time that would have arisen in their capacity as General Partners of the Fund had the Merger not been consummated and that are the result of APF's alleged actions or inactions. The Threshold described in Section 13.1 above shall not apply to APF obligations to indemnify the General Partners pursuant to this
Section 13.2.

                                  ARTICLE XIV

                                 Miscellaneous

   14.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of APF and the General Partners; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

   14.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

   14.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

   14.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of APF and the General Partners.

   14.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   14.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   14.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given, as of the date two business days after mailing, if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to the Fund or the General Partners:

     c/o James M. Seneff, Jr.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 423-2894

  With copy to:

     Baker & Hostetler LLP
     Sun Trust Center, Suite 2300
     200 South Orange Avenue
     Orlando, Florida 32801
     Attn: Kenneth C. Wright, Esq.
     Telecopy: (407) 841-0168

  If to APF or the Operating Partnership:

     Curtis B. McWilliams
     Executive Vice President
     CNL American Properties, Inc.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 650-1000

  With copy to:

     Shaw Pittman Potts & Trowbridge
     2300 N Street, N.W.
     Washington, D.C. 20037
     Attn: John M. McDonald, Esq.
     Telecopy: (202) 663-8007

   Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

   14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   14.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by APF, the OP General Partner and the General Partners. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   14.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   14.11 Expenses. If the Closing occurs, APF will bear all costs and expenses of the Parties incurred in connection with this Agreement and the transactions contemplated hereby to the extent not already paid by the Fund or the General Partners. If the Closing does not occur, APF, the OP General Partner and the Operating Partnership will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and the General Partners and the Fund will divide their costs and expenses (including legal fees and expenses) as follows:
(i) the Fund shall bear that percentage of the costs and expenses equal to the percentage obtained by dividing the number of Fund votes in favor of the Merger by the sum of the total number of votes cast and the total number of abstentions and (ii) the General Partners shall bear the remainder of the costs and expenses.

   14.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

   14.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

   14.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 13.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

   14.15 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in and for Orange County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL INCOME FUND VII, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne
                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.
                                          James M. Seneff, Jr., as General
                                           Partner

                       CNL AMERICAN PROPERTIES FUND, INC.
                         SUPPLEMENT DATED       , 1999
                                       TO
                   PROSPECTUS/CONSENT SOLICITATION STATEMENT
                               DATED       , 1999
                         FOR CNL INCOME FUND VIII, LTD.

   This Supplement is being furnished to you, as a Limited Partner of CNL Income Fund VIII, Ltd., which we refer to as the Income Fund, for the purpose of enabling you to evaluate the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., a Maryland corporation, which is a real estate investment trust. This Supplement is designed to summarize only the risks, effects, fairness and other considerations of the proposed acquisition that are unique to you and the other Limited Partners of your Income Fund. This Supplement does not purport to provide an overall summary of the proposed acquisition and should be read in conjunction with the accompanying Prospectus/Consent Solicitation Statement, which includes detailed discussions regarding APF and the other Income Funds being acquired by APF. Accordingly, the discussions in this Supplement are qualified by the more expanded treatment of these matters appearing in the Prospectus/Consent Solicitation Statement. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" when used herein refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of your Income Fund. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., a wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership.

                                    OVERVIEW

   Pursuant to the Prospectus/Consent Solicitation Statement and this Supplement, you are being asked to approve the Acquisition of your Income Fund by APF. Your Income Fund is one of 18 limited partnerships (which we refer to collectively as the Funds) that APF is seeking to acquire. Supplements have also been prepared for each of the other Funds, copies of which may be obtained without charge to each Limited Partner or his representative upon written request to D.F. King & Co., 77 Water Street, New York, New York 10005.

What is APF?

   APF is a full-service real estate investment trust (or a REIT), formed in 1994, whose primary business, like that of the Funds, is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. As a full-service REIT, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains, from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time of the consummation of the Acquisition and will be one of the largest triple-net lease REITs in the United States.

How many shares of common stock (or APF Shares) will I receive if my Income Fund is acquired by APF?

   Your Income Fund will receive 4,042,635 APF Shares. You will receive your pro rata portion of such shares in accordance with the terms of your Income Fund's partnership agreement. APF has assigned a value, which we refer to as the Exchange Value, of $10.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing. It is possible that the APF Shares will trade at prices substantially below the Exchange Value. APF has, however, recently sold approximately 75 million APF Shares through three public offerings at offering prices per APF share equal to the Exchange Value. At December 31, 1998, of the approximately $750 million raised by APF, APF has used approximately $550 million to acquire restaurant properties and to make mortgage loans and had approximately $120 million in uninvested proceeds, which APF expects to invest during the first quarter of 1999. The remaining proceeds were used to pay fees and other offering expenses.

What is the required vote necessary to approve the Acquisition?
   Pursuant to the terms of your Income Fund's partnership agreement, APF's acquisition of your Income Fund may not be consummated without the approval of greater than 50% of the outstanding limited partnership Units. Such an approval by your Income Fund's limited partners will be binding on you even if you vote against the Acquisition.

Did you receive a fairness opinion in connection with APF's acquisition of my Fund?
   Yes. Legg Mason Wood Walker, Incorporated rendered an opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds.

Do you, as the general partners of my Income Fund, recommend that I vote in favor of the proposed Acquisition?
   Yes. We unanimously recommend that you vote "For" the proposed Acquisition. We believe that the Acquisition is the best means to maximize the value of your investment in your Fund as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

How do I vote?
   Just indicate on the enclosed consent form how you want to vote, and sign and mail it in the enclosed postage-paid return envelope as soon as possible, so that at the Special Meeting of Limited Partners, your Units may be voted "For" or "Against" APF's acquisition of your Income Fund. If you sign and send in your consent form and do not indicate how you want to vote, your consent form will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?
   Yes, subject to certain limitations. If you vote "Against" the Acquisition, but your Income Fund is nevertheless acquired by APF, you may elect to receive a payment (which we call the Cash/Notes Option) that is 10% in cash and 90% in
  % Callable Notes due       , 2006 (or Notes) based on the liquidation value
of your Income Fund, as determined by Valuation Associates, the appraisal firm that we engaged in connection with the Acquisition. Such liquidation value will be lower than the aggregate Exchange Value of the APF Shares offered to your Income Fund in the Acquisition. The Notes will bear interest at a rate equal to
  %, which was determined based on 120% of the applicable federal rate as of
      , 1999. Please note that you may only receive the Cash/Notes Option if you have voted "Against" the Acquisition and you elect to receive the Cash/Notes Option on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you voted "For" the Acquisition, or you voted "Against" the Acquisition and did not affirmatively select the Cash/Notes Option. The Notes will not be listed on any exchange or automated quotation system, and a market for the Notes will not likely develop.

What are the tax consequences of the Acquisition to me?
   The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners in your Income Fund are tax-deferred or tax-exempt entities (for example, pension plans, 401(k) plans or IRAs), if you are a person subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will be based on the difference between the value of the APF Shares or the tax basis of your Units. If you elect the Cash/Notes Option, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares and cash received by your Income Fund over the tax basis of your Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain real property gain.

   We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.
   We have estimated, based on the Exchange Value, that the taxable gain per average original $10,000 investment in your Income Fund will be $2,811. To review the tax consequences to the Limited Partners of the Funds in greater
detail, see pages    through    of the Prospectus/Consent Solicitation
Statement and "Federal Income Tax Considerations" in this Supplement.

                                  RISK FACTORS

   As a result of APF's Acquisition of your Income Fund, you will assume the risks associated with the assets of APF and the other Funds acquired by APF. Although the majority of APF's assets and the assets of the other Funds acquired by APF are substantially similar to those of your Income Fund, the restaurant properties owned by APF and the other Funds acquired by APF may be differently constructed, located in a different geographic area or of a different restaurant chain than the restaurant properties owned by your Income Fund. Because the market for real estate may vary from one region of the country to another, the change in geographic diversity may expose you to different and greater risks than those to which you are presently exposed. For geographic information regarding APF's and the Funds' restaurant properties, see "APF's Business and The Restaurant Properties--Business Objectives and Strategies" and "--The Restaurant Properties--General" and "Business of the Funds--Description of Restaurant Properties" in the Prospectus/Consent Solicitation Statement.

   The following is a description of the most significant potential disadvantages, adverse consequences and risks of the Acquisition that are applicable to your Income Fund. This description is qualified in its entirety by the more detailed discussion in the section entitled "Risk Factors" contained in the Prospectus/Consent Solicitation Statement.

 Investment Risks

  . Uncertainty Regarding the Exchange Value and Trading Price of APF Shares
    Following Listing. Your Income Fund will be receiving 4,042,635 APF Shares if your Income Fund approves the Acquisition. There has been no prior market for the APF Shares, and it is possible that the APF Shares will trade at prices substantially below the Exchange Value or the historical book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Funds who become APF stockholders as a result of the Acquisition, will have transformed their investment in non-tradable Units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares is relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at amounts substantially less than the Exchange Value as a result of increased selling activity following the issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

  . Decrease in Distributions. In each of the years ended December 31, 1995,
    1996 and 1997, your Income Fund made $950, $975 and $1,000, respectively, in distributions, per $10,000 investment to you. Based on APF's pro forma financial information, and assuming APF acquires only your Income Fund and that each Limited Partner of your Income receives only APF Shares, you would have received, for the year ended December 31, 1997, $656 in distributions per $10,000 of original investment, which is 34.4% less than the $1,000 distributed to you as Limited Partner during the same period. The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the year ended December 31, 1997 and for the nine months ended September 30, 1998 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition. See "Cash Distributions to Limited Partners of Your Fund."

  . Conflicts of Interest in the Acquisition; Substantial Benefits to Related
    Parties. There are certain conflicts of interest inherent in the structure of the Acquisition of your Income Fund. We, James M. Seneff, Jr. and Robert A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne, are the three general partners of the Funds. As Board members of APF, Messrs. Seneff and Bourne have an interest in the completion of the Acquisition that may or may not be aligned with your interests as a Limited Partner of the Income

   Fund or with their own positions as the general partners of your Income Fund. Assuming only your Income Fund is acquired in the Acquisition, we will receive 54,864 APF Shares. In the event that your Income Fund is not acquired, however, we, as the general partners of your Income Fund, may be required to pay all or a substantial portion of the Acquisition costs allocated to your Income Fund to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition. For additional information regarding the Acquisition costs allocated to your Income Fund, see "Comparison of Alternative Effect on Financial Condition and Results of Operations" contained in this Supplement.

  . Fundamental Change in Nature of Investment. The Acquisition of your
    Income Fund involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in your Income Fund, which has a fixed portfolio of restaurant properties in which you participate in the profits from the operation of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple-net basis, on the date that the Acquisition is consummated (assuming only your Income Fund was acquired as of September 30, 1998), 393 restaurant properties. The risks inherent in investing in an operating company such as APF include APF's ability to invest in new restaurant properties that are not as profitable as APF anticipated, the incurrence of substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and making mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay.

   As an APF stockholder, you will receive the benefits of your investment through (i) dividend distributions on, and (ii) increases in the value of, your APF Shares. In addition, your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale or refinancing of your Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares (or from the combination of cash paid to and payments on any Notes if you elect the Cash/Notes Option). An investment in APF may not outperform your investment in the Income Fund.

  . Original Investment Timeframe. Your Income Fund's partnership agreement provides that unless earlier terminated pursuant to its terms, your Income Fund will be terminated, dissolved, and its assets liquidated on December 31, 2019. At the time of your Income Fund's formation, we contemplated that its investment program would terminate (and its investments would be liquidated) some time between 1998 and 2003. Because your Income Fund is in the anticipated termination timeframe, we could elect to liquidate your Income Fund. However, we have no current plans to dispose of your Income Fund's restaurant properties if the Limited Partners do not approve the Acquisition.

 Real Estate/Business Risks

  . Risk of Default on Mortgage Loans and Market Risks associated with
    Securitizations. APF will be subject to certain risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default.

   In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize (thereby remaining exposed to the related credit and repayment risks on such mortgage loans,) and seek a different source for funding its operations than securitizations.

   APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would typically retain a residual-interest security and may retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default, and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

   APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

  . Risks Associated with Leverage. APF has funded and intends to continue to Fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. At the time of the consummation of the Acquisition, as a general policy, APF's Board of Directors will borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's funds from operations and its ability to make distributions to its stockholders.

  . Acquisition and Development Risks. APF plans to pursue its growth strategy through the acquisition and development of additional restaurant properties. To the extent that APF does pursue this growth strategy, we do not know that it will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

 Tax Risks

  . Failure of APF to Qualify as a REIT for Tax Purposes. If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to the federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

  . Risks Associated with Distribution Requirements. Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income,

   APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to maintain its status as a REIT.

  . Changes in Tax Law. APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans. For a more detailed discussion of the risks associated with the Acquisition, see "Risk Factors" in the Prospectus/Consent Solicitation Statement.

                       CONSIDERATION PAID TO INCOME FUND

   The following table sets forth, for your Income Fund (i) the aggregate amount of original Limited Partner investments in each Fund less any distributions of net sales proceeds paid to the Limited Partners of that Fund,
(ii) the original amount of Limited Partner investments in each Fund less any distributions of net sales proceeds per average $10,000 investment, (iii) the number of APF Shares to be paid to your Income Fund, (iv) the estimated value of the APF Shares paid to your Income Fund, (v) the estimated Acquisition expenses allocated to your Income Fund, (vi) the estimated value, based on the Exchange Value, of APF Shares paid to your Income Fund after deducting Acquisition expenses, and (vii) the estimated value, based on the Exchange Value, of APF Shares you will receive for each $10,000 of your original investment:

 Original Limited       Original Limited                                                                Estimated Value
Partner Investments   Partner Investments                                                                of APF Shares
     Less any        Less any Distributions Number of                                  Estimated Value    per Average
 Distributions of    of Net Sales Proceeds  APF Shares Estimated Value of  Estimated    of APF Shares   $10,000 Original
     Net Sales            per $10,000       Offered to     APF Shares     Acquisition after Acquisition Limited Partner
    Proceeds(1)      Original Investment(1)  Fund(2)   Payable to Fund(3)  Expenses      Expenses(3)     Investment(3)
-------------------  ---------------------- ---------- ------------------ ----------- ----------------- ----------------
 $35,000,000                $10,000         4,042,635     $40,426,350      $472,595      $39,953,755        $11,259

--------
(1) Income Fund has had no distributions of net sales proceeds.
(2) The APF Shares payable to each Fund as set forth in this chart will not change if APF acquires fewer than all of the Funds in the Acquisition. This number assumes that none of the Limited Partners of the Fund has elected the Cash/Notes Option.
(3) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

   Upon completion of the Acquisition of your Income Fund, the operations and existence of your Income Fund will cease. For more detailed information, see "The Acquisition" in the Prospectus/Consent Solicitation Statement. If your Income Fund does not approve the Acquisition, we do not contemplate that your Income Fund would be liquidated in the near future. The Acquisition, however, does not result in an all-cash payment to you in the liquidation of your investment. For example, if you are eligible for and choose the Cash/Notes Option, you become a Noteholder of APF. You will have exchanged your Units for unsecured debt obligations of APF which may not be retired in full until
      , 2006, a date approximately seven years after the date the Acquisition of your Income Fund occurs. On the other hand, if you exchange your Units for APF Shares, you will receive an equity interest in APF whose marketability will depend upon the market that may develop with respect to the APF Shares, which will be listed on the NYSE.

                          EXPENSES OF THE ACQUISITIONS

   If your Income Fund approves the Acquisition, the portion of the Acquisition expenses attributable to your Income Fund will be paid by your Income Fund, as detailed below. The number of APF Shares paid to your Income Fund would reflect a reduction for your Income Fund's expenses of the Acquisition.

   If the Acquisition of your Income Fund is not approved, we will bear a percentage of all Acquisition expenses equal to the total number of abstentions and "Against" votes cast by the Limited Partners of your Income Fund, divided by the total number of abstentions and votes cast by you and the other Limited Partners of your Income Fund. In such event, your Income Fund will bear the remaining Acquisition expenses.

   The following table sets forth the estimated Acquisition expenses of acquiring your Income Fund:

                         Pre-closing Transaction Costs

     Legal Fees....................................................... $ 19,007
     Appraisals and Valuation.........................................    7,603
     Fairness Opinions................................................   34,213
     Registration, Listing and Filing Fees............................      --
     Soliciting Dealer Fee............................................   82,178
     Financial Consulting Fees........................................      --
     Environmental Fees...............................................   47,518
     Accounting and Other Fees........................................   53,610
                                                                       --------
       Subtotal.......................................................  244,129

                           Closing Transaction Costs

     Transfer Fees and Taxes..........................................   99,139
     Legal Fees.......................................................   65,629
     Recording Costs..................................................      --
     Other............................................................   63,698
                                                                       --------
       Subtotal.......................................................  228,466
                                                                       --------
     Total............................................................ $472,595
                                                                       ========

                                 REQUIRED VOTE

Limited Partner Approval Required by the Partnership Agreement

   Article 12 of your Income Fund's partnership agreement provides that the vote of Limited Partners representing greater than 50% of the outstanding Units is required to approve a "Liquidating Sale," which is defined by the partnership agreement to include a transaction or series of transactions resulting in the transfer of 80% or more in value of Income Fund's restaurant properties acquired within two years of the initial date of the prospectus (August 1990). Because the Acquisition of your Income Fund is a Liquidating Sale within the meaning of the partnership agreement, it may not be consummated without the approval of Limited Partners representing greater than 50% of the outstanding Units.

Consequence of Failure to Approve the Acquisition

   If the Limited Partners of your Income Fund representing greater than 50% of the outstanding Units do not vote "For" the Acquisition, the Acquisition may not be consummated under the terms of the partnership agreement. In such event, we plan to continue to operate your Income Fund as a going concern and to eventually dispose of your Income Fund's restaurant properties approximately 7 to 12 years after they were acquired (or as soon thereafter as, in our opinion, market conditions permit), as contemplated by the terms of the partnership agreement.

Special Meeting to Discuss the Acquisition

   We have scheduled a special meeting of the Limited Partners of your Income Fund to discuss the solicitation materials, which include the Prospectus/Consent Solicitation Statement, this Supplement and the other materials distributed to you, and the terms of APF's Acquisition of your Income Fund, prior to voting on the Acquisition. The special meeting will be held at
10:00 a.m., Eastern time, on       , 1999, at             . We and members of
APF's management intend to solicit actively your support for the Acquisition and would like to use the special meeting to answer questions about the Acquisition and the solicitation materials (as defined below) and to explain in person our reasons for recommending that you vote "For" the Acquisition.

                                VOTING PROCEDURE

   The Prospectus/Consent Solicitation Statement, this Supplement, the accompanying transmittal letter, the power of attorney and the consent form constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" the Acquisition of your Income Fund by APF.

   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding Units of your Income Fund of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, in the manner described in the Prospectus/Consent Solicitation Statement. A copy of the Agreement and Plan of Merger dated March 11, 1999, by and between APF and your Income Fund is attached hereto as Appendix B. We encourage you to read it.

   If you are not planning on attending the special meeting of the Limited Partners of your Income Fund and voting in person, you should complete and return the consent form before the expiration of the solicitation period. The solicitation period is the time period during which you may vote "For" or "Against" the Acquisition of your Income Fund. The solicitation period will commence upon delivery of the solicitation materials to you (on or about
      , 1999 and will continue until the later of (a)       , 1999 (a date not
less than 60 calendar days from the initial delivery of the solicitation materials), or (b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond December 31, 1999. Any consent form received by Corporate Election Services prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your Units will be counted as voting "Against" the Acquisition of your Income Fund and you will receive APF Shares if your Income Fund is acquired.

   The consent form consists of two parts. Part A seeks your consent to APF's Acquisition of your Income Fund and certain related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve are described above under "Required Vote--Required Amendment to the Partnership Agreement." If you have interests in more than one Income Fund, you will receive multiple consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter (including the Acquisition), you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without requiring your signatures on multiple documents.

                 COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                  TO THE GENERAL PARTNERS AND THEIR AFFILIATES

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by your Income Fund to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure, which will be in effect after the Acquisition, had been in effect during the years presented below.

   Under your Income Fund's partnership agreement, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. The partnership agreement also provide that we are to be reimbursed for our expenses for services performed for your Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. If your Income Fund is acquired, it will share in the overall cost of managing the consolidated portfolio of properties owned by APF. As stockholders of APF, you and the other former Limited Partners of your Income Fund will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1998, the aggregate amounts accrued or paid by your Income Fund to us are shown below under "Historical" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the years presented, are shown below under "Pro Forma":

                                             Year Ended December   Nine Months
                                                     31,              Ended
                                             -------------------- September 30,
                                              1995   1996   1997      1998
                                             ------ ------ ------ -------------
Historical:
General Partner Distributions Broker/Dealer
 Commissions(1)............................     --     --     --        --
Due Diligence and Marketing Support Fees...     --     --     --        --
Acquisition Fees...........................     --     --     --        --
Asset Management Fees......................     --     --     --        --
Real Estate Disposition Fees(2)............  13,800 41,250    --        --
                                             ------ ------ ------    ------
  Total historical.........................  13,800 41,250    --        --
Pro Forma:
Cash Distributions on APF Shares...........   5,586 11,380 31,982    25,400
Salary Compensation........................     --     --     --        --
                                             ------ ------ ------    ------
  Total pro forma..........................   5,586 11,380 31,982    25,400

--------
(1) A majority of the fees paid as broker-dealer commissions and due diligence and marketing support fees were reallowed to other broker dealers participating in the offering of the Income Fund's Units.
(2) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners.

              CASH DISTRIBUTIONS TO LIMITED PARTNERS OF YOUR FUND

   The information below should be read in conjunction with the information contained herein under the caption "Financial Statements" and in the Prospectus/Consent Solicitation Statement under the caption "Summary--Our Reasons for the Acquisition--Prices for Fund Units."

   The following table sets forth the distributions paid to the Limited Partners of your Income Fund (per $10,000 original investment) for the periods indicated below:

                                                           Nine Months Ended
                                                             Sept. 30, 1998
                                                          --------------------
                                1993 1994 1995 1996 1997  Historical Pro Forma
                                ---- ---- ---- ---- ----- ---------- ---------
Distributions from Income...... $900 $936 $944 $875 $ 917    $675       502
Distributions from Return of
 Capital(1)....................  --     9    6  100 $  83     --         19
                                ---- ---- ---- ---- -----    ----       ---
  Total........................ $900 $945 $950 $975 1,000    $675       521
                                ==== ==== ==== ==== =====    ====       ===

--------
(1) Cash distributions presented above as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. Accumulated net income includes deductions for depreciation and amortization expense and income from certain non-cash items. This amount is not required to be presented as a return of capital except for purposes of this table, and the Income Fund has not treated this amount as a return of capital for any other purpose.

   Cash distributions for the year ended December 31, 1997, include $350,000 of amounts earned in 1997, but declared payable in the first quarter of 1998.

   The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the nine months ended September 30, 1998 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition.

   Assuming APF maintains its current level of debt for acquiring future restaurant properties, the expected distribution rate per APF Share will be 8.8% (assuming a $10.00 per APF Share price based on the Exchange Value, the annualized dividend per year is expected to be $0.88 per APF Share). Based on the number of APF Shares that you would receive in the Acquisition per your average $10,000 original investment and this distribution rate, you would receive an annual distribution of approximately $991.

                                    FAIRNESS

General

   We believe the Acquisition to be fair to, and in the best interests of your Income Fund. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

  . the terms of the Acquisition are fair to you and the other Limited
    Partners; and

  . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and certain alternatives to the Acquisition and a review of the financial condition and performance of APF and your Income Fund and the terms of critical agreements, such as your Income Fund's partnership agreement.

   We also believe that the Acquisition is procedurally fair for several reasons. First, the Acquisition is required to be approved by Limited Partners holding greater than 50% of the outstanding Units of your Income Fund and is subject to certain conditions. Second, if your Income Fund is acquired all Limited Partners of your Income Fund who vote against the Acquisition will be given the option of receiving APF Shares or the Cash/Note Option.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others, our relief from certain ongoing liabilities with respect to the Income Fund if it is acquired by APF. For a further discussion of the conflicts of interest and potential benefits of the Acquisition to us, see "Conflicts of Interest" below.

Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners of your Income Fund and maximizes the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Fund. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the Cash/Notes Option, constitutes fair value. In addition, we compared the values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair and is the best way to maximize the return on your investment in light of the values of such consideration.

   2. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners of your Income Fund and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisal of your Income Fund's restaurant properties prepared by Valuation Associates and upon the fairness opinion provided by Legg Mason. A copy of the fairness opinion is attached hereto as Appendix A. We encourage you to read it. We attributed significant weight to the appraisal of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisal of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisal and of Legg Mason to provide the fairness opinion assisted us in the fulfillment of our fiduciary duties to your Income Fund and the Limited Partners, notwithstanding that each of Valuation Associates and Legg Mason received fees for its services and notwithstanding that Legg Mason has previously provided investment banking services to the Funds and to Commercial Net Lease Realty, Inc., a former affiliate of ours. See "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.

   On rendering its opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

   .the value or fairness of the cash and promissory notes option;

  . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Funds' portfolios or assets if liquidated in real estate markets;

  . the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited Partners; or

  . any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the Cash/Notes Option.

   3. Valuation of Alternatives. Based on the appraisal of the Income Fund's restaurant properties, we estimated the value of your Income Fund as an ongoing concern and if liquidated. On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of your Income Fund.

   4. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Fund to Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   5. Net Book Value of the Income Fund. We calculated the book value of your Income Fund under generally accepted accounting principles, or GAAP, as of September 30, 1998 per $10,000 original investment.

Since the calculation of the book value was done on a GAAP basis, it is not indicative of the true fair market value of your Income Fund. This figure was compared to the (i) value of the Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998, (ii) value of the Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and (iii) estimated value of the APF Shares, based on the Exchange Value, paid to each Fund per average $10,000 invested.

                             Summary of Valuations
                       (per $10,000 original investment)

                                                                Estimated Value
                                                                 of APF Shares
                                                                  per Average
                                                                    $10,000
                                     GAAP               Going      Original
                                     Book  Liquidation Concern  Limited Partner
                                    Value   Value(1)   Value(1)  Investment(2)
                                    ------ ----------- -------- ---------------
CNL Income Fund VIII, Ltd. ........ $8,848   $10,473   $11,229      $11,259

--------
(1) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.
(2) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of your Income Fund, we each have an independent obligation to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners of your Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants (including the Limited Partners in other Funds). James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to your Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to your Income Fund and also on APF's Board of Directors.

Benefits to General Partners

   As a result of the Acquisition (assuming only your Income Fund is acquired), we are expected to receive certain benefits, including that we will be relieved from certain ongoing liabilities with respect to the Funds that are acquired by APF.

   With respect to our ownership in your Income Fund, we may be issued up to 54,864 APF Shares in the aggregate in accordance with the terms of your Income Fund's partnership agreement. The 54,864 APF Shares issued to us will have an estimated value, based on the Exchange Value of approximately $548,640 thousand.

   James M. Seneff, Jr. and Robert A. Bourne (your individual general partners), will continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF and Mr. Bourne serving as Vice Chairman. Furthermore, they will be entitled to receive performance-based incentives, including stock options under APF's 1999 Performance Incentive Plan or any other such plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Funds if the Acquisition does not occur.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the Acquisition to you.

Certain Tax Differences between the Ownership of Units and APF Shares

   Because your Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your Income Fund, regardless of whether any cash is distributed to you. If your Income Fund is acquired by APF, and you have voted "For" the Acquisition, you will receive APF Shares. If you have voted "Against" the Acquisition but your Income Fund is acquired by APF, you may elect the Cash/Notes Option, in which case you will receive cash and Notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Currently, as the owner of Units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Income Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than your Income Fund's tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by your Income Fund. As a result, APF's tax depreciation from the acquired restaurant properties will differ from your Income Fund's tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a larger portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see "--Taxation of APF" and "--Taxation of Stockholders --Taxable Domestic Stockholders" in the Prospectus/Consent Solicitation Statement.

Tax Consequences of the Acquisition

   In connection with the Acquisition and for federal income tax purposes, the assets (and any liabilities) of your Income Fund (if your Income Fund is acquired by APF) will be transferred to APF in return for APF Shares and/or cash and Notes. Your Income Fund will then immediately liquidate and distribute such property to you. The IRS requires that you recognize a share of the income or loss, subject to the limits described below, recognized by your Income Fund, including gain recognized as a result of the transfer of restaurant properties pursuant to the Acquisition. The estimated taxable gain and loss based on the Exchange

Value, for an average $10,000 original Limited Partner investment in your Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                                 Estimated
                                                              Gain/(Loss) per
                                                              Average $10,000
                                                             Original Limited
                                                           Partner Investment(1)
                                                           ---------------------
CNL Income Fund VIII, Ltd. ...............................        $2,811

--------
(1) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

   Under section 351(a) of the Code, no gain or loss is recognized if (i) property is transferred to a corporation by one more individuals or entities in exchange for the stock of that corporation, and (ii) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman, APF's tax counsel, that, following the Acquisition, the Limited Partners of the Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least 80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect the Cash/Notes Option, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between (1) the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership and (2) the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or another Limited Partner in your Income Fund elect the Cash/Notes Option, your Income Fund will receive APF Shares, cash and Notes in exchange for your Income Fund's assets. Because the
principal portion of the Notes will not be due until     , 2006, the
acquisition of your Income Fund's assets, in part, in exchange for Notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the Notes is collected in the year of the Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to value of the APF Shares and cash received by your Income Fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price (without reduction for any selling expenses) for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, that are assumed or taken subject to by the Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares, cash and Notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset" (i.e., real property and depreciable assets used in a trade or business and held for more than one year). Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section 1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report his, her or its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive cash and Notes rather than APF Shares. Even though a Limited Partner's election of the Cash/Notes Option may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of your Income Fund's gain as determined under the partnership agreement of your Income Fund. Therefore, Limited Partners who elect the Cash/Notes Option may recognize gain in the year of the Acquisition despite the fact that they will receive only a small amount of cash and no publicly-traded instruments with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the Notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the Notes by the Limited Partners electing the Cash/Notes Option. See "--Tax Consequences of Liquidation and Termination of Your Fund" below.

   Tax Consequences of the Liquidation and Termination of Your Fund. If your Fund is acquired by APF, your Fund will be deemed to have liquidated and distributed APF Shares and/or cash and Notes, as the case may be, to you. The taxable year of your Income Fund will end at this time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition (including gain or loss resulting from the Acquisition described above). If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or cash and Notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of your Income Fund, determine to be pro rata based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive (determined on the closing date of the Acquisition) and your adjusted tax basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distribution of the APF Shares)). Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive cash and Notes in the Acquisition, you will recognize gain to the extent that the amount of cash you receive in the Acquisition exceeds your adjusted basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distributions of the cash and Notes)). Your basis in the Notes distributed to you will equal your adjusted basis in your Units, reduced (but not below zero) by the amount of any cash distributed to you and your holding period for the Notes for purposes of determining capital gain or loss from the disposition of the Notes will include your holding period for your Units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold Units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not an organization described in section 501(c)(7) (social clubs), section 501(c)(9) (voluntary employees' beneficiary associations), section 501(c)(17) (supplemental unemployment benefit trusts) or section 501(c)(20) (qualified group legal services plans) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Income Funds that are acquired by APF will equal the fair market value of the APF Shares plus the cash and the issue price of the Notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property may differ from the Income Fund's basis therein, and the restaurant properties may be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds following the Acquisition.

   For a discussion of the taxation of APF, see "Federal Income Tax Considerations--Taxation of APF" in the Prospectus/Consent Solicitation Statement.

     SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
        APF, FUNDS, ADVISOR AND CNL RESTAURANT FINANCIAL SERVICES GROUP
                      Nine Months Ended September 30, 1998

                                             Historical                                           Pro Forma
                          -------------------------------------------------               --------------------------------
                                                                   CNL
                                                                Restaurant
                                        CNL Income              Financial
                                        Fund VIII,               Services      Combined    Pro Forma          Combined Pro
                              APF          Ltd.      Advisor      Group       Historical  Adjustments            Forma
                          ------------  ----------- ---------- ------------  ------------ ------------        ------------
Operating Data Revenues:
Rental and earned
 income.................  $ 22,947,199  $ 2,266,311 $      --  $        --   $ 25,213,510 $  9,635,208 (a)
                                                                                               133,495 (b)    $ 34,982,213
Management fees.........           --           --  21,405,127    5,122,366    26,527,493  (21,009,261)(c)
                                                                                            (2,875,906)(d)       2,642,326
Interest and other
 income.................     6,117,911      201,501        751   18,463,647    24,783,810    1,526,547 (e)      26,310,357
                          ------------  ----------- ---------- ------------  ------------ ------------        ------------
Total revenue...........    29,065,110    2,467,812 21,405,878   23,586,013    76,524,813  (12,589,917)         63,934,896
Expenses:
General and
 administrative.........     1,539,004      133,386  6,701,115    6,704,482    15,077,987   (1,305,484)(f)
                                                                                            (1,415,100)(g)
                                                                                               (36,113)(h)      12,321,290
Advisory fees...........     1,248,393          --         --     1,026,231     2,274,624   (2,274,624)(i)             --
State taxes.............       397,569        5,372     15,226      220,180       638,347       53,759 (j)         692,106
Depreciation and
 amortization...........     2,693,020      171,930    131,539    1,000,493     3,996,982    3,107,708 (k)(l)    7,104,690
Interest expense........           --           --     105,668   14,234,533    14,340,201      (68,670)(m)      14,271,531
Paid to affiliates......           --           --     256,456    1,569,202     1,825,658   (1,825,658)(n)             --
                          ------------  ----------- ---------- ------------  ------------ ------------        ------------
Total expenses..........     5,877,986      310,688  7,210,004   24,755,121    38,153,799   (3,764,182)         34,389,617
                          ------------  ----------- ---------- ------------  ------------ ------------        ------------
Net earnings (loss)
 before equity in
 earnings of joint
 ventures/minority
 interests, gain (loss)
 on sale of properties,
 gain on securitization,
 and provision (credit)
 for federal income
 taxes..................    23,187,124    2,157,124 14,195,874   (1,169,108)   38,371,014   (8,825,735)         29,545,279
                          ------------  ----------- ---------- ------------  ------------ ------------        ------------
Equity in earnings of
 joint ventures/minority
 interests..............       (23,271)     200,307        --        12,452       189,488          --              189,488
Gain (loss) on sales of
 properties.............           --       108,176        --           --        108,176          --              108,176
Gain on securitization..           --           --         --     3,018,268     3,018,268          --            3,018,268
Provision (credit) for
 federal income taxes...           --           --   5,607,415      708,666     6,316,081   (6,316,081)(o)             --
                          ------------  ----------- ---------- ------------  ------------ ------------        ------------
Net earnings............  $ 23,163,853  $ 2,465,607 $8,588,459 $  1,152,946  $ 35,370,865 $ (2,509,654)       $ 32,861,211
                          ============  =========== ========== ============  ============ ============        ============
Other Data:
Weighted average number
 of shares of common
 stock outstanding
 during period..........    47,633,909          N/A        N/A          N/A           N/A          --           73,732,615 (p)
Total properties at end
 of period..............           357           36        N/A          N/A           N/A          --                  393
Funds from operations...  $ 26,408,569  $ 2,668,654        N/A          N/A           N/A          --         $ 37,533,445
Total cash distributions
 declared...............  $ 26,460,466  $ 2,362,502        N/A          N/A           N/A          --         $ 37,533,445
Cash distributions
 declared per $10,000
 investment.............  $        572  $       675        N/A          N/A           N/A          --         $        509
                                             Historical                        Combined           Pro Forma
                                         September 30, 1998                   Historical     September 30, 1998
                          -------------------------------------------------  ------------ --------------------------------
Balance Sheet Data
Real estate assets,
 net....................  $407,663,180  $23,685,763 $      --  $        --   $431,348,943 $ 12,248,630 (q)
                                                                                            26,052,741 (r)    $469,645,314
Mortgages/notes
 receivable.............    33,523,506    1,822,560        --   173,776,981   209,123,047      849,195 (r)     209,972,242
Accounts receivable,
 net....................       575,104       16,023  7,544,985    7,342,103    15,478,215   (7,909,384)(s)       7,568,831
Investment in/due from
 joint ventures.........       631,374    2,824,170        --           --      3,455,544    1,379,674 (q)       4,835,218
Total assets............   566,383,967   32,029,983  8,429,809  197,528,789   804,372,548   32,389,913         836,762,461
Total
 liabilities/minority
 interest...............    14,478,585    1,060,480  5,049,152  185,998,045   206,586,262  (10,900,248)(s)(t)  195,686,014
Total equity............   551,905,382   30,969,503  3,380,657   11,530,744   597,786,286   43,290,161 (q)(t)  641,076,447

--------

(a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and 2) properties that were developed by APF from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

         Rental and earned income on Property
          Transactions by APF........................ $9,635,208

(b) Represents $133,495 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1997.

(c) Represents the elimination of intercompany fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

         Origination fees.........................  $ (1,569,202)
         Secured equipment lease fee..............       (44,426)
         Advisory fees............................    (1,722,383)
         Reimbursement of administrative costs....      (291,367)
         Acquisition fees.........................   (15,392,193)
         Underwriting fees........................      (254,945)
         Administrative fees......................      (148,491)
         Executive fee............................      (310,000)
         Guarantee fees...........................       (93,750)
         Servicing fee............................    (1,014,117)
         Development fees.........................      (166,876)
         Consulting fee...........................        (1,511)
                                                    ------------
          Total...................................  $(21,009,261)
                                                    ============

(d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

(e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

(f) Represents the elimination of intercompany expenses paid between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

         Reimbursement of administrative costs..... $  (291,367)
         Servicing fee.............................  (1,014,117)
                                                    -----------
                                                    $(1,305,484)
                                                    ===========

(g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by APF were subject to capitalization during the entire period and 2) costs relating to properties not developed by APF were subject to capitalization up through the time that EITF 97-11 became effective.

         General and administrative costs.......... $(1,415,100)

(h) Represents savings of $36,113 in professional services and administrative expenses resulting from reporting on one combined company versus 22 separate entities.

(i) Represents the elimination of fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

         Advisory fees............................. $(1,722,383)
         Administrative fees.......................    (148,491)
         Executive fee.............................    (310,000)
         Guarantee fees............................     (93,750)
                                                    -----------
                                                    $(2,274,624)
                                                    ===========

(j) Represents additional state taxes of $53,759 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the Income Fund had operated under a REIT structure.

(k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (q) from acquiring the Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

         Depreciation expense........................ $1,544,215

(l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (q).

         Amortization of goodwill.................... $1,563,493

(m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in footnote (4), II(d ) in the Notes to the Pro Forma Financial Statements attached to this Supplement.

         Interest expense............................. $(68,670)

(n) Represents the elimination of fees paid to affiliates for fees incurred between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

         Origination fees.......................... $(1,569,202)
         Underwriting fees.........................    (254,945)
         Consulting fee............................      (1,511)
                                                    -----------
                                                    $(1,825,658)
                                                    ===========

(o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the Acquisition. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

(p) APF Shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the proforma financial statements, it is assumed that the stockholders approved the proposal to amend and restate APF's articles of incorporation to increase the number of authorized APF Shares.

(q) Represents the payment of $472,595 in cash and the issuance of 16,295,376 APF Shares in consideration for the purchase of the Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 using the Exchange Value of $10 per APF Share plus estimated transaction costs. The acquisitions of the Income Fund and the CNL Restaurant Financial Services Group have been accounted for under the purchase accounting method and goodwill was recognized to the extent that the estimated value of the consideration paid exceeded the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on the APF's statement of earnings. APF will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by APF.

         Income Fund...............................  $ 40,426,353
         Advisor...................................    76,000,000
         CNL Restaurant Financial Services Group...    47,000,000
                                                     ------------
          Total Purchase Price (cash and shares)...   163,426,353
         Less cash paid to Income Fund.............      (472,595)
                                                     ------------
          Share consideration......................   162,953,758
         Transaction costs of APF..................     8,933,000
                                                     ------------
          Total costs incurred.....................  $171,886,758
                                                     ============

  In addition, APF i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the Income Fund carrying value of land and building on operating leases by $8,325,348, net investment in direct financing leases by $3,918,282, investment in joint venture by $1,379,674, made downward adjustments to the carrying value of accrued rental income of $1,896,493, and made downward adjustments to other assets of $3,715,062 to adjust historical values to fair value, iii) recorded goodwill of $41,693,143 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $76,773,557 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $30,969,503 of the Income Fund, Advisor and CNL Restaurant Financial Services Group.

(r) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

(s) Represents the elimination by the Income Fund of $60,005 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by APF of $1,208,000 in related party payables recorded as receivables by the Advisor.

(t) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the acquisition of the CNL Restaurant Businesses since the acquisition agreements require that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the acquisition.

        SELECTED HISTORICAL FINANCIAL DATA OF CNL INCOME FUND VIII, LTD.

   The following table sets forth certain financial information for the Income Fund, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of CNL Income Fund VIII, Ltd." in this Supplement.

                             Nine Months Ended
                               September 30,            Year Ended December 31,
                          ----------------------- -----------------------------------
                             1998        1997        1997        1996        1995
                          ----------- ----------- ----------- ----------- -----------
Revenues(1).............  $ 2,668,119 $ 2,685,394 $ 3,619,489 $ 3,593,610 $ 3,667,137
Net income(2)...........    2,465,607   2,404,646   3,241,567   3,096,992   3,336,755
Cash distributions
 declared(3)............    2,712,502   2,362,502   3,150,003   3,412,500   3,325,002
Net income per Unit(2)..        0.070       0.068       0.092       0.088       0.094
Cash distributions
 declared per Unit(3)...        0.078       0.068       0.090       0.098       0.095
Weighted average number
 of Limited Partner
 Units outstanding......   35,000,000  35,000,000  35,000,000  35,000,000  35,000,000
                               September 30,                 December 31,
                          ----------------------- -----------------------------------
                             1998        1997        1997        1996        1995
                          ----------- ----------- ----------- ----------- -----------
Total assets............  $32,029,983 $32,256,524 $32,258,296 $32,437,106 $32,575,586
Total partners'
 capital................   30,969,503  31,166,978  31,216,398  31,124,834  31,440,342

--------
(1) Revenues include equity in earnings of unconsolidated joint ventures and minority interest in income of the consolidated joint venture.
(2) Net income for the nine months ended September 30, 1998 includes $108,176 from gain on sale of land and building. Net income for the year ended December 31, 1995, includes $71,638 from a gain on sale of land and building. In addition, net income for the years ended December 31, 1996 and 1995, includes $99,031 and $11,712, respectively, from a loss on sale of land and buildings.
(3) Distributions for the years ended December 31, 1996 and 1995, include a special distribution to the Limited Partners of $262,500 and $175,000, respectively, which represented cumulative excess operating reserves.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
            AND RESULTS OF OPERATIONS OF CNL INCOME FUND VIII, LTD.

Introduction

   The Income Fund is a Florida limited partnership that was organized on August 18, 1989, to acquire for cash, either directly or through joint venture arrangements, both newly constructed and existing restaurants, as well as land upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains. The leases are triple-net leases, with the lessees responsible for all repairs and maintenance, property taxes, insurance and utilities. As of September 30, 1998, the Income Fund owned 36 restaurant properties, which included interests in nine restaurant properties owned by joint ventures in which the Income Fund is a co-venturer.

Liquidity and Capital Resources

 Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997

   The Income Fund's primary source of capital for the nine months ended September 30, 1998 and 1997, was cash from operations (which includes cash received from tenants, distributions from joint ventures, and interest and other income received, less cash paid for expenses). Cash from operations was $2,697,992 and $2,694,116 for the nine months ended September 30, 1998 and 1997, respectively. The increase in cash from operations for the nine months ended September 30, 1998, is primarily a result of changes in the Income Fund's working capital.

   Other sources and uses of capital included the following items during the nine months ended September 30, 1998.

   In July 1998, the Income Fund received $116,397 as a settlement from the Florida Department of Transportation for a right of way taking relating to a parcel of land on its restaurant property in Brooksville, Florida. In connection therewith, the Income Fund recognized a gain of $108,176 for financial reporting purposes. The Income Fund anticipates that it will distribute amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any (at a level reasonably assumed by us), resulting from the right of way taking. The Income Fund intends to reinvest the proceeds in an additional restaurant property or use the funds for other Income Fund purposes.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term, highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to the partners. At September 30, 1998, the Income Fund had $1,724,745 invested in such short-term investments, as compared to $1,602,236 at December 31, 1997. The increase in cash and cash equivalents at September 30, 1998, is primarily attributable to the receipt of settlement proceeds relating to the right of way taking in Brooksville, Florida, as described above. The funds remaining at September 30, 1998, after payment of distributions for the nine months ended September 30, 1998, and other liabilities, will be used to meet the Income Fund's working capital and other needs and also may be used to acquire an additional restaurant property.

   Total liabilities of the Income Fund, including distributions payable, increased to $951,915 at September 30, 1998, from $933,524 at December 31, 1997, primarily as the result of an increase in rents paid in advance at September 30, 1998, as compared to December 31, 1997. We believe that the Income Fund has sufficient cash on hand to meet its current working capital needs.

   Based on cash from operations, and for the nine months ended September 30, 1998, accumulated excess operating reserves, the Income Fund declared distributions to the Limited Partners of $2,712,502 and $2,362,502 for the nine months ended September 30, 1998 and 1997, respectively ($787,501 for each of the quarters ended September 30, 1998 and 1997). This represents distributions of $0.078 and $0.068 per unit for the nine months ended September 30, 1998 and 1997, respectively ($0.023 per unit for each applicable quarter). No distributions were made to us for the quarters and nine months ended September 30, 1998 and 1997. No amounts distributed to the Limited Partners for the nine months ended September 30, 1998 and 1997, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   We have the right, but not the obligation, to make additional capital contributions if we deem it appropriate in connection with the operations of the Income Fund.

 The Years Ended December 31, 1997, 1996 and 1995

   The Income Fund's primary source of capital for the years ended December 31, 1997, 1996 and 1995 was cash from operations (which includes cash received from tenants, distributions from joint ventures and interest received, less cash paid for expenses). Cash from operations was $3,543,056, $3,462,668 and $3,263,685 for the years ended December 31, 1997, 1996 and 1995, respectively. The increase in cash from operations for 1997, as compared to 1996, was primarily a result of changes in income and expenses as discussed in "Results of Operations" below and changes in the Income Fund's working capital, and the increase in cash from operations for 1996, as compared to 1995, was primarily a result of changes in the Income Fund's working capital during each of the respective years.

   Other sources and uses of capital included the following items during the years ended December 31, 1997, 1996 and 1995.

   In July 1995, the Income Fund sold its restaurant property in Ocoee, Florida, for $1,200,000 and received net sales proceeds of $1,184,865, resulting in a gain of $71,638 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in November 1990 and had a cost of approximately $927,900, excluding acquisition fees and miscellaneous acquisition costs; therefore, the Income Fund sold the restaurant property for approximately $257,000 in excess of its original purchase price. In September 1995, the Income Fund reinvested $950,663 of the net sales proceeds in land and building of a Shoney's in North Fort Myers, Florida.

   In December 1995, the Income Fund sold its two restaurant properties in Jacksonville, Florida, to the subtenant for a total of $460,000, and in connection therewith, accepted promissory notes in the principal sums of $240,000 and $220,000, collateralized by mortgages on the restaurant properties. The notes bear interest at a rate of 10% per annum and are being collected in 119 equal monthly installments of $2,106 and $1,931 with balloon payments of $218,252 and $200,324, respectively, due in December 2005. As a result of the sale of the two restaurant properties, the Income Fund recognized a loss of $11,712 for financial reporting purposes for the year ended December 31, 1995. The mortgage notes receivable balances at December 31, 1997 and 1996, of $458,407 and $461,255, respectively, include accrued interest of $3,788 and $3,812, respectively, relating to these two restaurant properties. Proceeds received from the collection of these mortgage notes will be distributed to the Limited Partners or will be used for other Income Fund purposes.

   In May 1996, the Income Fund reinvested the remaining net sales proceeds of approximately $234,100 from the 1995 sale of the restaurant property in Ocoee, Florida, in Middleburg Joint Venture. The Income Fund has an approximate 12% interest in the profits and losses of Middleburg Joint Venture and the remaining interest in this joint venture is held by an affiliate of the Income Fund which has the same General Partners.

   In October 1996, the Income Fund sold its restaurant property in Orlando, Florida, to the tenant for $1,375,000. In connection therewith, the Income Fund accepted a promissory note in the principal sum of $1,388,568, representing the gross sales price of $1,375,000 plus tenant closing costs of $13,568 that the Income Fund financed on behalf of the tenant. The promissory note bears interest at a rate of 10.75% per annum and is collateralized by a mortgage on the restaurant property. The promissory note is being collected in 12 monthly installments of interest only, afterwards, in 24 monthly installments of $15,413 consisting of principal and interest, and thereafter in 144 monthly installments of $16,220 consisting of principal and interest. The mortgage note receivable balances at December 31, 1997 and 1996 of $1,394,979 and $1,401,007, respectively, include accrued interest of $12,386 and $12,439, respectively, relating to this restaurant property. Proceeds received from the collection of this mortgage note will be distributed to the Limited Partners or will be used for other Income Fund purposes. This restaurant property was originally acquired by the Income Fund in December 1990 and had a cost of approximately $1,177,000, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $198,000 in excess of its original purchase price. Due to the fact that the Income Fund had recognized accrued rental income since the inception of the lease relating to the straight lining of future scheduled rent increases in accordance with generally accepted accounting principles, the Income Fund wrote off the cumulative balance of such accrued rental income at the time of the sale of this restaurant property, resulting in a loss of $99,031 for financial reporting purposes. Due to the fact that the straight lining of future scheduled rent increases over the term of the lease is a non-cash accounting adjustment, the write off of these amounts is a loss for financial statement purposes only.

   None of the restaurant properties owned by the Income Fund or the joint ventures in which the Income Fund owns an interest is or may be encumbered. Under its partnership agreement, the Income Fund is prohibited from borrowing for any purpose; provided, however, that we or our affiliates are entitled to reimbursement, at cost, for actual expenses incurred by us or our affiliates on behalf of the Income Fund. Certain of our affiliates from time to time incur certain operating expenses on behalf of the Income Fund for which the Income Fund reimburses the affiliates without interest.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term, highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to the partners. At December 31, 1997, the Income Fund had $1,602,236 invested in such short-term investments as compared to $1,476,274 at December 31, 1996.

   During 1997, 1996 and 1995, affiliates incurred $80,998, $100,264 and $95,550, respectively, for certain operating expense on behalf of the Income Fund. As of December 31, 1997 and 1996 the Income Fund owed $4,599 and $1,830, respectively, to affiliates for such amounts and accounting and administrative services. As of February 28, 1998, the Income Fund had reimbursed the affiliates all such amounts. In addition, during the years ended December 31, 1996 and 1995, the Income Fund incurred $41,250 and $13,800, respectively, in real estate disposition fees due to an affiliate as a result of its services in connection with the sale of the restaurant property in Orlando, Florida, and the two restaurant properties in Jacksonville, Florida. No such fees were incurred during the year ended December 31, 1997. The payment of such fees is deferred until the Limited Partners have received the sum of their 10% preferred return and their adjusted capital contributions. Other liabilities of the Income Fund, including distributions payable, decreased to $873,875 December 31, 1997, from $1,147,333 at December 31, 1996. The decrease in other liabilities is primarily attributable to the Income Fund's accruing a special distribution payable to the Limited Partners of $262,500 at December 31, 1996, from cumulative excess operating reserves. No special distribution payable was accrued at December 31, 1997.

   Based on cash from operations, and for the years ended December 31, 1996 and 1995, cumulative excess operating reserves, the Income Fund declared distributions to the Limited Partners of $3,150,003, $3,412,500 and $3,325,002 for the years ended December 31, 1997, 1996 and 1995, respectively. This represents distributions of $0.090 per Unit for the year ended December 31, 1997, $0.098 per Unit for the year ended December 31, 1996 and $0.095 per Unit for the year ended December 31, 1995. We anticipate that the Income Fund will declare a special distribution to the Limited Partners during the quarter ending March 31, 1998, representing cumulative excess operating reserves. No amounts distributed to the Limited Partners for the years ended December 31, 1997, 1996 and 1995, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions.

   We believe that the restaurant properties are adequately covered by insurance. In addition, we have obtained contingent liability and property coverage for the Income Fund. This insurance is intended to reduce the Income Fund's exposure in the unlikely event a tenant's insurance policy lapses or is insufficient to cover a claim relating to the restaurant property.

   Due to low operating expenses and ongoing cash flow, we believe that the Income Fund has sufficient working capital reserves at this time. In addition, because all leases of the Income Fund's restaurant properties are on a triple-net basis, it is not anticipated that a permanent reserve for maintenance and repairs will be established at this time. To the extent, however, that the Income Fund has insufficient funds for such purposes, we will contribute to the Income Fund an aggregate amount of up to one percent of the offering proceeds for maintenance and repairs.

Results of Operations

 Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997

   During the nine months ended September 30, 1998 and 1997, the Income Fund and its consolidated joint venture, Woodway Joint Venture, owned and leased 28 wholly-owned restaurant properties to operators of fast-food and family-style restaurant chains. In connection therewith, during the nine months ended September 30, 1998 and 1997, the Income Fund and Woodway Joint Venture earned $2,245,278 and $2,265,000, respectively, in rental income from operating leases and earned income from direct financing leases, $737,090 and $755,070 of which was earned during the quarters ended September 30, 1998 and 1997, respectively. The decrease in rental and earned income for the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, is primarily due to the fact that the leases relating to the Burger King restaurant properties in New City and Syracuse, New York and New Philadelphia and Mansfield, Ohio were amended to provide for rent reductions from August 1998 through the end of the lease terms.

   For the nine months ended September 30, 1998 and 1997, the Income Fund owned and leased eight restaurant properties indirectly through joint venture arrangements. In connection therewith, during the nine months ended September 30, 1998 and 1997, the Income Fund earned $210,430 and $214,372, respectively, attributable to net income earned by these unconsolidated joint ventures, $71,177 and $74,581 of which was earned during the quarters ended September 30, 1998 and 1997, respectively.

   Operating expenses, including depreciation and amortization expense, were $310,688 and $280,748 for the nine months ended September 30, 1998 and 1997, respectively, of which $112,376 and $90,683 were incurred for the quarters ended September 30, 1998 and 1997, respectively. The increase in operating expenses during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, is partially attributable to an increase in administrative expenses for services related to accounting; financial, tax and regulatory compliance and reporting; lease and loan compliance; Limited Partner distributions and reporting; and investor relations. In addition, the increase in operating expenses during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, is partially due to an increase in depreciation expense relating to the fact that during the quarter and nine months ended September 30, 1998, the Income Fund reclassified the leases for its restaurant properties in New City and Syracuse, New York and New Philadelphia and Mansfield, Ohio from direct financing leases to operating leases due to lease amendments.

   As a result of the right of way settlement for the Income Fund's restaurant property in Brooksville, Florida, as described above in "Liquidity and Capital Resources," the Income Fund recognized a gain on sale of land of $108,176 during the quarter and nine months ended September 30, 1998, for financial reporting purposes. No restaurant properties were sold during the quarter and nine months ended September 30, 1997.

 The Years Ended December 31, 1997, 1996 and 1995

   During 1995, the Income Fund owned and leased 31 wholly-owned restaurant properties (including one restaurant property in Ocoee, Florida, which was sold in July 1995, and two restaurant properties in Jacksonville, Florida, which were sold in December 1995), during 1996, the Income Fund owned and leased
28 wholly-owned restaurant properties (including one restaurant property in Orlando, Florida, which was sold in October 1996) and during 1997, the Income Fund owned and leased 28 wholly-owned restaurant properties. In addition, during 1995, the Income Fund was a co-venturer in two separate joint ventures that each owned and leased one restaurant property, and one joint venture that owned and leased six restaurant properties, and during 1996 and 1997, the Income Fund was a co-venturer in four joint ventures that owned and leased a total of nine restaurant properties. As of December 31, 1997, the Income Fund owned, either directly or through joint venture arrangements, 36 restaurant properties which are subject to long-term, triple-net leases. The leases of the restaurant properties provide for minimum base annual rental amounts (payable in monthly installments) ranging from approximately $41,300 to $213,800. All of the leases provide for percentage rent based on sales in excess of a specified amount. In addition, a majority of the leases provide that, commencing in specified lease years (ranging from the third to sixth lease year), the annual base rent required under the terms of the lease will increase.

   During the years ended December 31, 1997, 1996 and 1995, the Income Fund and its consolidated joint venture, Woodway Joint Venture, earned $3,015,642, $3,182,058 and $3,300,816, respectively, in rental income from operating leases and earned income from direct financing leases. The decrease in rental and earned income during 1997, as compared to 1996, is primarily attributable to a decrease of approximately $141,300, as a result of the sale of the restaurant property in Orlando, Florida, in October 1996, as described above in "Liquidity and Capital Resources."

   Rental and earned income decreased approximately $53,600 during the year ended December 31, 1996, as compared to the year ended December 31, 1995, as a result of the sale of two restaurant properties located in Jacksonville, Florida, in December 1995. In addition, rental and earned income decreased approximately $45,400 during 1996, as compared to 1995, as a result of the sale of the restaurant property in Orlando, Florida, in October 1996 as described above. However, as a result of Income Fund accepting mortgage notes for the sale of the two restaurant properties located in Jacksonville, Florida, and the restaurant property located in Orlando, Florida, interest income increased during the years ended December 31, 1997 and 1996, each as compared to the previous year, as discussed below.

   For the years ended December 31, 1997, 1996 and 1995, the Income Fund also earned $85,735, $31,712 and $59,085, respectively, in contingent rental income. The increase in contingent rental income during 1997 as compared to 1996, is primarily attributable to (i) the Income Fund adjusting estimated contingent rental amounts accrued at December 31, 1996, to actual amounts during the year ended December 31, 1997, and (ii) increased gross sales of certain restaurant properties requiring the payment of contingent rental income. The decrease in contingent rental income during 1996, as compared to 1995, is partially attributable to decreases in gross sales relating to certain restaurant properties.

   During the years ended December 31, 1997, 1996 and 1995, the Income Fund also earned $238,338 , $127,246 and $76,445, respectively, in interest and other income. The increase in interest and other income during 1997 and 1996, each as compared to the previous year, is primarily attributable to the interest earned on the mortgage notes accepted in connection with the sale of the one restaurant property located in Orlando, Florida, in October 1996 and the two restaurant properties located in Jacksonville, Florida, in December 1995.

   For the years ended December 31, 1997, 1996 and 1995, the Income Fund also earned $293,480, $266,500 and $244,933, respectively, attributable to net income earned by unconsolidated joint ventures in which the Income Fund is a co-venturer. The increase in net income earned by joint ventures during 1997 and 1996, each as compared to the previous year, is primarily attributable to the fact that the Income Fund invested in Middleburg Joint Venture in May 1996, as described above in "Liquidity and Capital Resources."

   During at least one of the years ended December 31, 1997, 1996 and 1995, four lessees of the Income Fund and its consolidated joint venture, (i) Golden Corral Corporation, (ii) Carrols Corporation (iii) Restaurant Management Services, Inc. and (iv) Flagstar Enterprises, Inc. and Quincy's Inc. (which are affiliated entities under common control of Flagstar Corporation) (herein after referred to as Flagstar Corporation), each contributed more than 10% of the Income Fund's total rental income (including rental income from the Income Fund's consolidated joint venture and the Income Fund's share of rental income from eight restaurant properties owned by joint ventures). As of December 31, 1997, Golden Corral Corporation was the lessee under leases relating to four restaurants, Carrols Corporation was the lessee under leases relating to five restaurants, Restaurant Management Services, Inc. was the lessee under leases relating to five restaurants and Flagstar Corporation was the lessee under leases relating to three restaurants. It is anticipated that, based on the minimum annual rental payments required by the leases, Golden Corral Corporation, Carrols Corporation and Restaurant Management Services, each will continue to contribute more than 10% of the Income Fund's total rental income during 1998 and subsequent years. In addition, during at least one of the three years ended December 31, 1997, 1996 and 1995, three restaurant chains, Golden Corral Family Steakhouse Restaurants, Burger King and Shoney's, each accounted for more than 10% of the Income Fund's total rental income (including rental income from the Income Fund's consolidated joint venture and the Income Fund's share of rental income from eight restaurant properties owned by unconsolidated joint ventures). In subsequent years, it is anticipated that these three restaurant chains each will continue to account for more than 10% of the Income Fund's total rental income to which the Income Fund is entitled under the terms of the leases. Any failure of these lessees or restaurant chains could materially affect the Income Fund's income.

   Operating expenses, including depreciation and amortization expense, were $377,922, $397,587 and $390,308 for the years ended December 31, 1997, 1996 and
1995, respectively. The decrease in operating expenses during 1997, as compared to 1996, is primarily attributable to a decrease in accounting and administrative expenses associated with operating the Income Fund and its restaurant properties. The increase in operating expenses during 1996 as compared to 1995, is primarily attributable to an increase in accounting and administrative expenses associated with operating the Income Fund and its restaurant properties and an increase in insurance expense as a result of our' obtaining contingent liability and property coverage for the Income Fund beginning in 1995. The increase in operating expenses during 1996, as compared to 1995, was partially offset by a decrease in depreciation expense as a result of the sale of the two properties located in Jacksonville, Florida, in December 1995, as described above in "Liquidity and Capital Resources."

   As a result of the 1996 sale of the restaurant property in Orlando, Florida, as described above in "Liquidity and Capital Resources," the Income Fund recognized a loss of $99,031 for the year ended December 31, 1996. In addition, as a result of the 1995 sales of the restaurant property in Ocoee, Florida, and the two restaurant properties in Jacksonville, Florida, as described above in "Liquidity and Capital Resources," the Income Fund recognized a gain of $71,638 and a loss of $11,712, respectively, during the year ended December 31, 1995. No restaurant properties were sold during 1997.

General

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Income Fund's financial position or results of operations.

   The Income Fund's leases as of September 30, 1998, are triple-net leases and contain provisions that we believe mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain restaurant sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Management expects that increases in restaurant sales volume due to inflation and real sales growth should result in an increase in rental income over time. Continued inflation also may cause capital appreciation of the Income Fund's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.

   The Year 2000 problem is the result of information technology systems and embedded systems (products which are made with microprocessor (computer) chips such as HVAC systems, physical security systems and elevators) using a two-digit format, as opposed to four digits, to indicate the year. Such information technology and embedded systems may be unable to properly recognize and process date-sensitive information beginning January 1, 2000.

   The Income Fund does not have any information technology systems. Certain of our affiliates provide all services requiring the use of information technology systems pursuant to a management agreement with the Income Fund. The maintenance of embedded systems, if any, at the Income Fund's restaurant properties is the responsibility of the tenants of the restaurant properties in accordance with the terms of the Income Fund's leases. We and affiliates have established a team dedicated to reviewing the internal information technology systems used in the operation of the Income Fund, and the information technology and embedded systems and the Year 2000 compliance plans of the Income Fund's tenants, significant suppliers, financial institutions and transfer agent.

   The information technology infrastructure of our affiliates consists of a network of personal computers and servers that were obtained from major suppliers. The affiliates utilize various administrative and financial software applications on that infrastructure to perform the business functions of the Income Fund. Our inability and that of our affiliates to identify and timely correct material Year 2000 deficiencies in the software and/or infrastructure could result in an interruption in, or failure of, certain of the Income Fund's business activities or operations. Accordingly, we and our affiliates have requested and are evaluating documentation from the suppliers of the affiliates regarding the Year 2000 compliance of their products that are used in the business activities or operations of the Income Fund. The costs expected to be incurred by us and our affiliates to become Year 2000 compliant will be incurred by us and our affiliates; therefore, these costs will have no impact on the Income Fund's financial position or results of operations.

   The Income Fund has material third party relationships with its tenants, financial institutions and transfer agent. The Income Fund depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. If any of these third parties are unable to meet their obligations to the Income Fund because of the Year 2000 deficiencies, such a failure may have a material impact on the Income Fund. Accordingly, we have requested and are evaluating documentation from the Income Fund's tenants, financial institutions, and transfer agent relating to their Year 2000 compliance plans. At this time, we have not yet received sufficient certifications to be assured that the tenants, financial institutions, and transfer agent have fully considered and mitigated any potential material impact of the Year 2000 deficiencies. Therefore, we do not, at this time, know of the potential costs to the Income Fund of any adverse impact or effect of any Year 2000 deficiencies by these third parties.

   We currently expect that all Year 2000 compliance testing and any necessary remedial measures on the information technology systems used in the business activities and operations of the Income Fund will be completed prior to June 30, 1999. Based on the progress we and our affiliates have made in identifying and addressing the Income Fund's Year 2000 issues and the plan and timeline to complete the compliance program, we do not foresee significant risks associated with the Income Fund's Year 2000 compliance at this time. Because we and our affiliates are still evaluating the status of the systems used in business activities and operations of the Income Fund and the systems of the third parties with which the Income Fund conducts its business, we have not yet developed a comprehensive contingency plan and are unable to identify "the most reasonably likely worst case scenario" at this time. As we identify significant risks related to the Income Fund's Year 2000 compliance or if the Income Fund's Year 2000 compliance program's progress deviates substantially from the anticipated timeline, we will develop appropriate contingency plans.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Condensed Balance Sheets as of September 30, 1998 and December 31, 1997...   F-1
Condensed Statements of Income for the Quarters and Nine Months Ended
 September 30, 1998 and 1997..............................................   F-2
Condensed Statements of Partner's Capital for the Nine Months Ended
 September 30, 1998 and for the Year Ended December 31, 1997..............   F-3
Condensed Statements of Cash Flows for the Nine Months Ended September 30,
 1998 and 1997............................................................   F-4
Notes to Condensed Financial Statements for the Quarters and Nine Months
 Ended September 30, 1998 and 1997........................................   F-5
Report of Independent Accountants.........................................   F-6
Balance Sheets as of December 31, 1997 and 1996...........................   F-7
Statements of Income for the Years Ended December 31, 1997, 1996 and
 1995.....................................................................   F-8
Statements of Partner's Capital for the Years Ended December 31, 1997,
 1996 and 1995............................................................   F-9
Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 1995.....................................................................  F-10
Notes to Financial Statements for the Years Ended December 31, 1997, 1996
 and 1995.................................................................  F-11
Unaudited Pro Forma Financial Information.................................  F-19
Unaudited Pro Forma Balance Sheet as of September 30, 1998................  F-20
Unaudited Pro Forma Income Statement for the Nine Months Ended September
 30, 1998.................................................................  F-21
Unaudited Pro Forma Income Statement for the Year Ended December 31,
 1997.....................................................................  F-22
Notes and Management's Assumptions to Unaudited Pro Forma Financial
 Statements...............................................................  F-23

                           CNL INCOME FUND VIII, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                        September   December
                                                        30, 1998    31, 1997
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $1,610,464 and
 $1,438,534........................................... $15,844,324 $13,960,232
Net investment in direct financing leases.............   7,841,439  10,044,975
Investment in joint ventures..........................   2,824,170   2,877,717
Mortgage notes receivable.............................   1,822,560   1,853,386
Cash and cash equivalents.............................   1,724,745   1,602,236
Receivables, less allowance for doubtful accounts of
 $22,160 and $19,228..................................      16,023      51,393
Prepaid expenses......................................       7,558       4,357
Accrued rental income, less allowance for doubtful
 accounts of $4,501 in 1997...........................   1,896,493   1,811,329
Other assets..........................................      52,671      52,671
                                                       ----------- -----------
                                                       $32,029,983 $32,258,296
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $     7,857 $     8,359
Escrowed real estate taxes payable....................      23,100      24,459
Distributions payable.................................     787,501     787,501
Due to related parties................................      60,005      59,649
Rents paid in advance.................................      73,452      53,556
                                                       ----------- -----------
  Total liabilities...................................     951,915     933,524
Minority interest.....................................     108,565     108,374
Partners' capital.....................................  30,969,503  31,216,398
                                                       ----------- -----------
                                                       $32,029,983 $32,258,296
                                                       =========== ===========



                See accompanying notes to financial statements.

                           CNL INCOME FUND VIII, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                    Quarter Ended         Nine Months Ended
                                    September 30,           September 30,
                                ----------------------  ----------------------
                                   1998        1997        1998        1997
                                ----------  ----------  ----------  ----------
Revenues:
  Rental income from operating
   leases ....................  $  478,742  $  452,867  $1,389,490  $1,354,475
  Earned income from direct
   financing leases ..........     258,348     302,203     855,788     910,525
  Contingent rental income....         --        2,547      21,033      34,487
  Interest and other income...      66,175      60,005     201,501     181,801
                                ----------  ----------  ----------  ----------
                                   803,265     817,622   2,467,812   2,481,288
                                ----------  ----------  ----------  ----------
Expenses:
  General operating and
   administrative ............      40,683      33,808     116,775     103,897
  Professional services.......       4,248       4,632      16,611      15,042
  State and other taxes.......         --          --        5,372       5,081
  Depreciation and
   amortization...............      67,445      52,243     171,930     156,728
                                ----------  ----------  ----------  ----------
                                   112,376      90,683     310,688     280,748
                                ----------  ----------  ----------  ----------
Income Before Minority
 Interest in Income of
 Consolidated Joint Venture,
 Equity in Earnings of
 Unconsolidated Joint Ventures
 and Gain on Sale of Land.....     690,889     726,939   2,157,124   2,200,540
Minority Interest in Income of
 Consolidated Joint Venture...      (3,412)     (3,436)    (10,123)    (10,266)
Equity in Earnings of
 Unconsolidated Joint
 Ventures.....................      71,177      74,581     210,430     214,372
Gain on Sale of Land..........     108,176         --      108,176         --
                                ----------  ----------  ----------  ----------
Net Income....................  $  866,830  $  798,084  $2,465,607  $2,404,646
                                ==========  ==========  ==========  ==========
Allocation of Net Income:
  General partners............  $    7,586  $    7,981  $   23,574  $   24,046
  Limited partners............     859,244     790,103   2,442,033   2,380,600
                                ==========  ==========  ==========  ==========
                                $  866,830  $  798,084  $2,465,607  $2,404,646
                                ==========  ==========  ==========  ==========
Net Income Per Limited Partner
 Unit.........................  $    0.025  $    0.023  $    0.070  $    0.068
                                ==========  ==========  ==========  ==========
Weighted Average Number of
 Limited Partner Units
 Outstanding..................  35,000,000  35,000,000  35,000,000  35,000,000
                                ==========  ==========  ==========  ==========


                See accompanying notes to financial statements.

                           CNL INCOME FUND VIII, LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                      Nine Months
                                                         Ended     Year Ended
                                                       September    December
                                                       30, 1998     31, 1997
                                                      -----------  -----------
General partners:
  Beginning balance.................................. $   226,441  $   194,025
  Net income.........................................      23,574       32,416
                                                      -----------  -----------
                                                          250,015      226,441
                                                      -----------  -----------
Limited partners:
  Beginning balance..................................  30,989,957   30,930,809
  Net income.........................................   2,442,033    3,209,151
  Distributions ($0.078 and $0.090 per limited
   partner unit, respectively).......................  (2,712,502)  (3,150,003)
                                                      -----------  -----------
                                                       30,719,488   30,989,957
                                                      -----------  -----------
Total partners' capital.............................. $30,969,503  $31,216,398
                                                      ===========  ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND VIII, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                         Nine Months Ended
                                                           September 30,
                                                      ------------------------
                                                         1998         1997
                                                      -----------  -----------
Increase (Decrease) in Cash and Cash Equivalents:
    Net Cash Provided by Operating Activities........ $ 2,697,992  $ 2,694,116
                                                      -----------  -----------
Cash Flows from Investing Activities:
  Proceeds from sale of land.........................     116,397          --
  Collections on mortgage notes receivable...........      30,554        2,092
                                                      -----------  -----------
    Net cash provided by investing activities........     146,951        2,092
                                                      -----------  -----------
Cash Flows from Financing Activities:
  Distributions to limited partners..................  (2,712,502)  (2,625,001)
  Distributions to holder of minority interest.......      (9,932)     (10,028)
                                                      -----------  -----------
    Net cash used in financing activities............  (2,722,434)  (2,635,029)
                                                      -----------  -----------
Net Increase in Cash and Cash Equivalents............     122,509       61,179
Cash and Cash Equivalents at Beginning of Period.....   1,602,236    1,476,274
                                                      -----------  -----------
Cash and Cash Equivalents at End of Period........... $ 1,724,745  $ 1,537,453
                                                      -----------  -----------
Supplemental Schedule of Non-Cash Investing and
 Financing Activities
  Net investment in direct financing leases
   reclassified to land and building on operating
   leases as a result of lease amendments............ $ 2,064,243  $       --
                                                      -----------  -----------
  Distributions declared and unpaid at end of
   period............................................ $   787,501  $   787,501
                                                      ===========  ===========



                See accompanying notes to financial statements.

                           CNL INCOME FUND VIII, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

           Quarters and Nine Months Ended September 30, 1998 and 1997

1. Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter and nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in CNL Income Fund VIII, Ltd.'s Form 10-K for the year ended December 31, 1997.

   CNL Income Fund VIII, Ltd. (the "Partnership") accounts for its 88 percent interest in Woodway Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

2. Land and Buildings on Operating Leases

   In July 1998, the Partnership received $116,397 as a settlement from the Florida Department of Transportation for a right of way taking relating to a parcel of land on its property in Brooksville, Florida. In connection therewith, the Partnership recognized a gain of $108,176 for financial reporting purposes.

3. Net Investment in Direct Financing Leases

   In August 1998, four of the Partnership's leases were amended. As a result, the Partnership reclassified these leases from direct financing leases to operating leases. In accordance with the Statement of Financial Accounting Standards #13, "Accounting for Leases," the Partnership recorded each of the reclassified leases at the lower of original cost, present fair value, or present carrying amount. No losses on the termination of direct financing leases were recorded for financial reporting purposes.

                       REPORT OF INDEPENDENT ACCOUNTANTS
To the Partners
CNL Income Fund VIII, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund VIII, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund VIII, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
January 12, 1998

                           CNL INCOME FUND VIII, LTD.
                        (A Florida Limited Partnership)

                                 BALANCE SHEETS

                                                            December 31,
                                                       -----------------------
                                                          1997        1996
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation............................. $13,960,232 $14,169,203
Net investment in direct financing leases.............  10,044,975  10,223,225
Investment in joint ventures..........................   2,877,717   2,940,826
Mortgage notes receivable.............................   1,853,386   1,862,262
Cash and cash equivalents.............................   1,602,236   1,476,274
Receivables, less allowance for doubtful accounts of
 $19,228 and $4,775...................................      51,393      25,675
Prepaid expenses......................................       4,357       4,377
Accrued rental income, less allowance for doubtful
 accounts of $4,501 in 1997...........................   1,811,329   1,682,593
Other assets..........................................      52,671      52,671
                                                       ----------- -----------
                                                       $32,258,296 $32,437,106
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $     8,359 $     7,693
Escrowed real estate taxes payable....................      24,459      15,138
Distributions payable.................................     787,501   1,050,000
Due to related parties................................      59,649      56,880
Rents paid in advance.................................      53,556      74,502
                                                       ----------- -----------
    Total liabilities.................................     933,524   1,204,213
Minority interest.....................................     108,374     108,059
Partners' capital.....................................  31,216,398  31,124,834
                                                       ----------- -----------
                                                       $32,258,296 $32,437,106
                                                       =========== ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND VIII, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                Year Ended December 31,
                                            ----------------------------------
                                               1997        1996        1995
                                            ----------  ----------  ----------
Revenues:
  Rental income from operating leases.....  $1,804,273  $1,867,968  $1,951,189
  Earned income from direct financing
   leases.................................   1,211,369   1,314,090   1,349,627
  Contingent rental income................      85,735      31,712      59,085
  Interest and other income...............     238,338     127,246      76,445
                                            ----------  ----------  ----------
                                             3,339,715   3,341,016   3,436,346
                                            ----------  ----------  ----------
Expenses:
  General operating and administrative....     140,586     156,177     140,009
  Professional services...................      23,284      27,682      25,927
  State and other taxes...................       5,081       4,757       6,796
  Depreciation and amortization...........     208,971     208,971     217,576
                                            ----------  ----------  ----------
                                               377,922     397,587     390,308
                                            ----------  ----------  ----------
Income Before Minority Interest in Income
 of Consolidated Joint Venture, Equity in
 Earnings of Unconsolidated Joint Ventures
 and Gain (Loss) on Sale of Land and
 Buildings................................   2,961,793   2,943,429   3,046,038
Minority Interest in Income of
 Consolidated Joint Venture...............     (13,706)    (13,906)    (14,142)
Equity in Earnings of Unconsolidated Joint
 Ventures.................................     293,480     266,500     244,933
Gain (Loss) on Sale of Land and
 Buildings................................         --      (99,031)     59,926
                                            ----------  ----------  ----------
Net Income................................  $3,241,567  $3,096,992  $3,336,755
                                            ==========  ==========  ==========
Allocation of Net Income:
  General partners........................  $   32,416  $   31,413  $   32,714
  Limited partners........................   3,209,151   3,065,579   3,304,041
                                            ----------  ----------  ----------
                                            $3,241,567  $3,096,992  $3,336,755
                                            ==========  ==========  ==========
Net Income Per Limited Partner Unit.......  $    0.092  $    0.088  $    0.094
                                            ==========  ==========  ==========
Weighted Average Number of Limited Partner
 Units Outstanding........................  35,000,000  35,000,000  35,000,000
                                            ==========  ==========  ==========

                See accompanying notes to financial statements.

                           CNL INCOME FUND VIII, LTD.
                        (A Florida Limited Partnership)

                        STATEMENTS OF PARTNERS' CAPITAL

                  Years Ended December 31, 1997, 1996 and 1995

                             General Partners                       Limited Partners
                         ------------------------- ----------------------------------------------------
                                       Accumulated                              Accumulated Syndication
                         Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                         ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1994...................    $1,000      $128,898    $35,000,000  $(12,447,136)  $12,760,827 $(4,015,000) $31,428,589
 Distributions to
  limited partners
  ($0.095 per limited
  partner unit).........       --            --             --     (3,325,002)          --          --    (3,325,002)
 Net income.............       --         32,714            --            --      3,304,041         --     3,336,755
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1995...................     1,000       161,612     35,000,000   (15,772,138)   16,064,868  (4,015,000)  31,440,342
 Distributions to
  limited partners
  ($0.098 per limited
  partner unit).........       --            --             --     (3,412,500)          --          --    (3,412,500)
 Net income.............       --         31,413            --            --      3,065,579         --     3,096,992
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................     1,000       193,025     35,000,000   (19,184,638)   19,130,447  (4,015,000)  31,124,834
 Distributions to
  limited partners
  ($0.090 per limited
  partner unit).........       --            --             --     (3,150,003)          --          --    (3,150,003)
 Net income.............       --         32,416            --            --      3,209,151         --     3,241,567
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................    $1,000      $225,441    $35,000,000  $(22,334,641)  $22,339,598 $(4,015,000) $31,216,398
                            ======      ========    ===========  ============   =========== ===========  ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND VIII, LTD.
                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1997         1996         1995
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
 Cash received from tenants.............  $ 3,114,439  $ 3,222,903  $ 3,074,333
 Distributions from unconsolidated joint
  ventures..............................      356,589      323,531      295,114
 Cash paid for expenses.................     (163,215)    (194,218)    (170,074)
 Interest received......................      235,243      110,452       64,312
                                          -----------  -----------  -----------
 Net cash provided by operating
  activities............................    3,543,056    3,462,668    3,263,685
                                          -----------  -----------  -----------
Cash Flows from Investing Activities:
 Proceeds from sale of land and
  buildings.............................          --           --     1,184,865
 Additions to land and buildings on
  operating leases......................          --        (1,135)    (397,291)
 Investment in direct financing leases..          --        (1,326)    (550,911)
 Investment in joint venture............          --      (234,059)         --
 Collections on mortgage notes
  receivable............................        8,799        2,557          --
 Other..................................          --       (34,793)         --
                                          -----------  -----------  -----------
 Net cash provided by (used in)
  investing activities..................        8,799     (268,756)     236,663
                                          -----------  -----------  -----------
Cash Flows from Financing Activities:
 Distributions to limited partners......   (3,412,502)  (3,325,000)  (3,307,502)
 Distributions to holder of minority
  interest..............................      (13,391)     (13,503)     (11,526)
                                          -----------  -----------  -----------
 Net cash used in financing activities..   (3,425,893)  (3,338,503)  (3,319,028)
                                          -----------  -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents............................      125,962     (144,591)     181,320
Cash and Cash Equivalents at Beginning
 of Year................................    1,476,274    1,620,865    1,439,545
                                          -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year...................................  $ 1,602,236  $ 1,476,274  $ 1,620,865
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income.............................  $ 3,241,567  $ 3,096,992  $ 3,336,755
                                          -----------  -----------  -----------
Adjustments to reconcile net income to
 net cash provided by operating
 activities:
 Depreciation...........................      208,971      208,971      216,295
 Amortization...........................          --           --         1,281
 Minority interest in income of
  consolidated joint venture............       13,706       13,906       14,142
 Equity in earnings of unconsolidated
  joint ventures, net of distributions..       63,109       57,031       50,181
 Loss (gain) on sale of land and
  buildings.............................          --        99,031      (59,926)
 Decrease (increase) in receivables.....      (25,641)         429       16,572
 Decrease (increase) in prepaid
  expenses..............................           20       (1,465)      (2,912)
 Decrease in net investment in direct
  financing leases......................      178,250      157,194      122,052
 Increase in accrued rental income......     (128,736)    (219,757)    (342,862)
 Increase (decrease) in accounts payable
  and accrued expenses..................        9,987       12,203      (15,650)
 Increase (decrease) in due to related
  parties...............................        2,769       (4,505)       6,335
 Increase (decrease) in rents paid in
  advance...............................      (20,946)      42,638      (78,578)
                                          -----------  -----------  -----------
 Total adjustments......................      301,489      365,676      (73,070)
                                          -----------  -----------  -----------
Net Cash Provided by Operating
 Activities.............................  $ 3,543,056  $ 3,462,668  $ 3,263,685
                                          ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Investing and Financing Activities:
 Mortgage notes accepted in exchange for
  sale of land and buildings............  $       --   $ 1,375,000  $   460,000
                                          ===========  ===========  ===========
 Distributions declared and unpaid at
  December 31...........................  $   787,501  $ 1,050,000  $   962,500
                                          ===========  ===========  ===========

                See accompanying notes to financial statements.

                           CNL INCOME FUND VIII, LTD.
                        (A Florida Limited Partnership)

                         NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1997, 1996 and 1995

1. Significant Accounting Policies

   Organization and Nature of Business--CNL Income Fund VIII, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating method. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note 4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review the properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undercounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncorrectable, the corresponding receivable and the allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership accounts for its 88 percent interest in Woodway Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's

                           CNL INCOME FUND VIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   The Partnership's investments in Asheville Joint Venture, CNL Restaurant Investments II and Middleburg Joint Venture are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partner's capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases

   The Partnership leases its land and buildings primarily to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases have been classified as operating leases and some of the leases have been classified as direct financing leases. For property leases classified as direct financing leases, the building portions of the majority of property leases are accounted for as direct financing leases while the land portions of these leases are accounted for as operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to four successive five-year periods subject to the same terms and conditions of the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

                           CNL INCOME FUND VIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


3. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1997         1996
                                                       -----------  -----------
       Land........................................... $ 9,167,336  $ 9,167,336
       Buildings......................................   6,231,430    6,231,430
                                                       -----------  -----------
                                                        15,398,766   15,398,766
       Less accumulated depreciation..................  (1,438,534)  (1,229,563)
                                                       -----------  -----------
                                                       $13,960,232  $14,169,203
                                                       ===========  ===========

   In October 1996, the Partnership sold its property in Orlando, Florida, to the tenant for $1,375,000 and accepted the sales proceeds in the form of a promissory note (Note 6). This property was originally acquired by the Partnership in December 1990 and had a cost of approximately $1,177,000, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $198,000 in excess of its original purchase price. Due to the fact that the Partnership had recognized accrued rental income since the inception of the lease relating to the straight lining of future scheduled rent increases in accordance with generally accepted accounting principles, the Partnership wrote off the cumulative balance of such accrued rental income at the time of the sale of this property, resulting in a loss of $99,031 for financial reporting purposes. Due to the fact that the straight lining of future rent increases over the term of the lease is a non-cash accounting adjustment, the write off of these amounts is a loss for financial statement purposes only.

   Some leases provide for escalating guaranteed minimum rents throughout the lease terms. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997, 1996 and 1995, the Partnership recognized $128,736, $219,757 and
$342,862, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1997:

       1998......................................................... $ 1,704,859
       1999.........................................................   1,704,859
       2000.........................................................   1,735,498
       2001.........................................................   1,825,526
       2002.........................................................   1,871,537
       Thereafter...................................................  12,996,507
                                                                     -----------
                                                                     $21,838,786
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

                           CNL INCOME FUND VIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


4. Net Investment in Direct Financing Leases

   The following lists the components of the net investment in direct financing leases at December 31:

                                                         1997          1996
                                                     ------------  ------------
     Minimum lease payments receivable.............. $ 18,939,788  $ 20,329,407
     Estimated residual values......................    3,040,615     3,040,615
     Less unearned income...........................  (11,935,428)  (13,146,797)
                                                     ------------  ------------
     Net investment in direct financing leases...... $ 10,044,975  $ 10,223,225
                                                     ============  ============

   In October 1996, the Partnership sold its property in Orlando, Florida, for which the building portion had been classified as a direct financing lease. In connection therewith, the gross investment (minimum lease payments receivable and estimated residual values) and unearned income relating to this property was removed from the accounts and the loss from the sale relating to the land portion of the property was reflected in income (Note 3).

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1997:

     1998........................................................... $ 1,389,622
     1999...........................................................   1,389,622
     2000...........................................................   1,389,622
     2001...........................................................   1,413,128
     2002...........................................................   1,424,842
     Thereafter.....................................................  11,932,952
                                                                     -----------
                                                                     $18,939,788
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

5. Investment in Joint Ventures

   The Partnership has an 86 percent and a 37 percent interest in the profits and losses of Asheville Joint Venture and CNL Restaurant Investments II, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

   In May 1996, the Partnership entered into a joint venture arrangement, Middleburg Joint Venture, with an affiliate of the Partnership which has the same general partners to hold one restaurant property. In connection therewith, the Partnership contributed $234,059 to the joint venture and has a 12 percent interest in the profits and losses of the joint venture.

                           CNL INCOME FUND VIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


   Asheville Joint Venture and Middleburg Joint Venture each own and lease one property, and CNL Restaurant Investments II owns and leases six properties to an operator of national fast-food or family-style restaurants. The following presents the joint ventures' combined, condensed financial information at December 31:

                                                           1997       1996
                                                        ---------- ----------
     Land and buildings on operating leases, less
      accumulated depreciation......................... $6,487,210 $6,654,361
     Net investment in direct financing lease..........  1,335,223  1,349,611
     Cash..............................................        596      9,859
     Receivables.......................................     14,169     13,840
     Prepaid expenses..................................      1,017        888
     Accrued rental income.............................    128,993     91,074
     Liabilities.......................................        864      9,992
     Partners' capital.................................  7,966,344  8,109,641
     Revenues..........................................  1,001,284    862,821
     Net income........................................    824,576    688,253

   The Partnership recognized income totaling $293,480, $266,500 and $244,933 for the years ended December 31, 1997, 1996 and 1995, respectively, from these joint ventures.

6. Mortgage Notes Receivable

   As of December 31, 1995, the Partnership had accepted two promissory notes in the principal sum totaling $460,000, in connection with the sale of two of its properties in Jacksonville, Florida. The promissory notes, which are collateralized by mortgages on the properties, bear interest at a rate of ten percent per annum, and are being collected in 119 equal monthly installments of $2,106 and $1,931, with balloon payments of $218,252 and $200,324, respectively, due in December 2005.

   In addition, in connection with the sale in 1996 of its property in Orlando, Florida, the Partnership accepted a promissory note in the principal sum of $1,388,568, representing the gross sales price of $1,375,000 plus tenant closing costs of $13,568 that the Partnership financed on behalf of the tenant. The promissory note bears interest at a rate of 10.75% per annum, is collateralized by a mortgage on the property and is being collected in 12 monthly installments of interest only, in 24 monthly installments of $15,413 consisting of principal and interest, and thereafter in 144 monthly installments of $16,220 consisting of principal and interest.

   The mortgage notes receivable consisted of the following at December 31:

                                                             1997       1996
                                                          ---------- ----------
     Principal balance................................... $1,837,212 $1,846,011
     Accrued interest receivable.........................     16,174     16,251
                                                          ---------- ----------
                                                          $1,853,386 $1,862,262
                                                          ========== ==========

   The general partners believe that the estimated fair value of mortgage notes receivable at December 31, 1997 and 1996, approximated the outstanding principal amount based on estimated current rates at which similar loans would be made to borrowers with similar credit and for similar maturities.

7. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions

                           CNL INCOME FUND VIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners.

   Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; thereafter, 95 percent to the limited partners and five percent to the general partners.

   During the years ended December 31, 1997, 1996 and 1995, the Partnership declared distributions to the limited partners of $3,150,003, $3,412,500 and $3,325,002, respectively. No distributions have been made to the general partners to date.

8. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                               1997        1996        1995
                                            ----------  ----------  ----------
     Net income for financial reporting
      purposes............................. $3,241,567  $3,096,992  $3,336,755
     Depreciation for tax reporting
      purposes in excess of depreciation
      for financial reporting purposes.....   (204,419)   (219,372)   (219,653)
     Direct financing leases recorded as
      operating leases for tax reporting
      purposes.............................    178,250     157,197     122,052
     Allowance for doubtful accounts.......     18,954     (23,716)      8,067
     Accrued rental income.................   (133,237)   (219,757)   (342,862)
     Rents paid in advance.................    (21,446)     42,637     (70,010)
     Gain or loss on sale of land and
      buildings for tax reporting purposes
      in excess of gain or loss for
      financial reporting purposes.........        670      99,031     161,548
     Equity in earnings of unconsolidated
      joint ventures for tax reporting
      purposes in excess of (less than)
      equity in earnings of unconsolidated
      joint ventures for financial
      reporting purposes...................     (2,987)     13,320      (4,016)
     Minority interest in timing
      differences of consolidated joint
      venture..............................      1,571       1,677       2,783
                                            ----------  ----------  ----------
     Net income for federal income tax
      purposes............................. $3,078,923  $2,948,009  $2,994,664
                                            ==========  ==========  ==========

                           CNL INCOME FUND VIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


9. Related Party Transactions

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the parent company of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, served as president of CNL Fund Advisors, Inc. through October 1997. CNL Income Fund Advisors, Inc. was a wholly owned subsidiary of CNL Group, Inc. until its merger, effective January 1, 1996, with CNL Fund Advisors, Inc. During the years ended December 31, 1997, 1996 and 1995, CNL Income Fund Advisors, Inc. and CNL Fund Advisors, Inc. (hereinafter referred to collectively as the "Affiliates") each performed certain services for the Partnership, as described below.

   During the years ended December 31, 1997, 1996 and 1995, certain Affiliates acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay Affiliates an annual, noncumulative, subordinated management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures, but not in excess of competitive fees for comparable services. These fees will be incurred and will be payable only after the limited partners receive their 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners do not receive their 10% Preferred Return in any particular year, no management fees will be due or payable for such year. As a result of such threshold, no management fees were incurred during the years ended December 31, 1997, 1996 and 1995.

   Certain Affiliates are also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliates provide a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. During the years ended December 31, 1996 and 1995, the Partnership incurred $41,250 and $13,800, respectively, in deferred, subordinated real estate disposition fees as the result of the sales of the property in Orlando, Florida, and two properties in Jacksonville, Florida. No deferred, subordinated real estate disposition fees were incurred for the year ended December 1997.

   During the years ended December 31, 1997, 1996 and 1995, Affiliates provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $80,461, $89,317 and $73,365 for the years ended December 31, 1997, 1996 and 1995, respectively, for such services.

   The due to related parties consisted of the following at December 31:

                                                                 1997    1996
                                                                ------- -------
     Due to Affiliates:
     Accounting and administrative services.................... $ 4,599 $ 1,830
     Deferred, subordinated real estate disposition fee........  55,050  55,050
                                                                ------- -------
                                                                $59,649 $56,880
                                                                ======= =======

                           CNL INCOME FUND VIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


10. Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from the unconsolidated joint ventures) for at least one of the years ended December 31:

                                                      1997     1996     1995
                                                    -------- -------- --------
     Golden Corral Corporation..................... $706,839 $663,889 $663,943
     Restaurant Management Services, Inc. .........  531,110  533,990  525,260
     Carrols Corporation...........................  523,517  526,034  532,990
     Flagstar Enterprises, Inc. and Quincy's
     Restaurants, Inc. ............................  232,876  356,720  363,335

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from the unconsolidated joint ventures), for at least one of the years ended December 31:

                                                     1997      1996     1995
                                                  ---------- -------- --------
     Burger King................................. $1,003,419 $989,480 $987,871
     Golden Corral Family Steakhouse
      Restaurants................................    735,949  681,042  663,943
     Shoney's....................................    607,054  609,072  526,649

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these Properties for the on-going operations of the lessees.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to the Company gives effect to the Acquisition, and is based on estimates and assumptions set for the below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company, the historical combined financial information of CNL Income Fund VIII, Ltd., (the "CNL Income Fund"), the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on September 30, 1998; the pro forma consolidated statements of earnings assume that the
Property Acquisitions (as defined on page    ) and the Acquisition occurred on
January 1, 1997.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.





   See accompanying notes and management's assumptions to unaudited pro forma financial statements.

                       CNL AMERICAN PROPERTIES FUND, INC.

                       UNAUDITED PRO FORMA BALANCE SHEET

                               September 30, 1998

                                                      Historical
                   ---------------------------------------------------------------------------------
                                                            CNL Financial
                                   CNL Income                 Services,   CNL Financial   Combined
                       APF       Fund VIII, Ltd.  Advisor       Inc.          Corp.      Portfolios
                   ------------  --------------- ---------- ------------- ------------- ------------
     ASSETS:

Land and
 buildings on
 operating
 leases, net.....  $298,967,972    $15,844,324   $        0  $        0   $          0  $314,812,296
Net investment in
 direct
 financing
 leases..........   117,028,760      7,841,439            0           0              0   124,870,199
Mortgages and
 notes
 receivable......    33,523,506      1,822,560            0           0    173,776,981   209,123,047
Other
 Investments.....    16,200,316              0      200,000           0      6,561,628    22,961,944
Investment in
 joint ventures..       631,374      2,824,170            0           0              0     3,455,544
Cash and cash
 equivalents.....    90,674,289      1,724,745      283,300     599,997      5,098,033    98,380,364
Receivables......       575,104         16,023    7,544,985   6,824,632        517,471    15,478,215
Accrued rental
 income..........     3,071,451      1,896,493            0           0              0     4,967,944
Other assets.....     5,711,195         60,229      401,524     295,570      3,854,477    10,322,995
                   ------------    -----------   ----------  ----------   ------------  ------------
 Total assets....  $566,383,967    $32,029,983   $8,429,809  $7,720,199   $189,808,590  $804,372,548
                   ============    ===========   ==========  ==========   ============  ============
                          Pro Forma
                   -----------------------------
                   Adjustments      Pro Forma
                   --------------- -------------
     ASSETS:

Land and
 buildings on
 operating
 leases, net.....  $ 8,325,348 (1)
                    26,052,741 (2) $349,190,385
Net investment in
 direct
 financing
 leases..........    3,918,282 (1)  128,788,481
Mortgages and
 notes
 receivable......      849,195 (2)  209,972,242
Other
 Investments.....          --        22,961,944
Investment in
 joint ventures..    1,379,674 (1)    4,835,218
Cash and cash
 equivalents.....     (472,595)(1)
                    (8,933,000)(1)
                   (26,901,936)(2)   62,072,833
Receivables......   (7,909,384)(3)    7,568,831
Accrued rental
 income..........   (1,896,493)(1)    3,071,451
Other assets.....   41,693,143 (1)
                    (3,715,062)(1)   48,301,076
                   --------------- -------------
 Total assets....  $32,389,913     $836,762,461
                   =============== =============

  LIABILITIES &
     EQUITY:

Accounts payable
 and accrued
 liabilities.....  $    379,496    $    30,957   $  449,751  $  193,949   $  1,236,138  $  2,290,291
Accrued
 construction
 costs payable...     3,045,304              0            0           0              0     3,045,304
Distributions
 payable.........             0        787,501    2,220,000           0              0     3,007,501
Due to related
 parties.........     2,552,411         60,005            0   1,452,512      6,556,920    10,621,848
Income tax
 payable.........             0              0    1,989,003           0      1,001,861     2,990,864
Line of credit...     6,765,575              0            0           0              0     6,765,575
Notes payable....             0              0      390,398      28,462    175,528,203   175,947,063
Deferred income..     1,015,758              0            0           0              0     1,015,758
Rents paid in
 advance.........       437,497         73,452            0           0              0       510,949
Minority
 interest........       282,544        108,565            0           0              0       391,109
Common Stock.....       621,187              0        9,800       2,000            200       633,187
Additional paid
 in capital......   556,830,578              0      482,964   5,231,827      3,887,496   566,432,865
Accumulated
 distributions in
 excess of net
 earnings........    (5,546,383)             0    2,887,893     811,449      1,597,772      (249,269)
Partners
 capital.........             0     30,969,503            0           0              0    30,969,503
                   ------------    -----------   ----------  ----------   ------------  ------------
 Total
  liabilities
  and equity.....  $566,383,967    $32,029,983   $8,429,809  $7,720,199   $189,808,590  $804,372,548
                   ============    ===========   ==========  ==========   ============  ============
                          Pro Forma
                   -----------------------------
                   Adjustments      Pro Forma
                   --------------- -------------

  LIABILITIES &
     EQUITY:

Accounts payable
 and accrued
 liabilities.....  $       --      $  2,290,291
Accrued
 construction
 costs payable...          --         3,045,304
Distributions
 payable.........          --         3,007,501
Due to related
 parties.........   (7,909,384)(3)    2,712,464
Income tax
 payable.........   (2,990,864)(4)            0
Line of credit...          --         6,765,575
Notes payable....          --       175,947,063
Deferred income..          --         1,015,758
Rents paid in
 advance.........          --           510,949
Minority
 interest........          --           391,109
Common Stock.....      150,954 (1)      784,141
Additional paid
 in capital......  153,188,517 (1)  719,621,382
Accumulated
 distributions in
 excess of net
 earnings........  (82,070,671)(1)
                     2,990,864 (4)  (79,329,076)
Partners
 capital.........  (30,969,503)(1)            0
                   --------------- -------------
 Total
  liabilities
  and equity.....  $32,389,913     $836,762,461
                   =============== =============

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                               September 30, 1998

                                                       Historical
                     --------------------------------------------------------------------------------
                                                              CNL Financial
                                    CNL Income                  Services,   CNL Financial  Combined
                         APF      Fund VIII, Ltd.   Advisor       Inc.          Corp.     Portfolios
                     -----------  --------------- ----------- ------------- ------------- -----------
Revenues:
 Rental and earned
  income...........  $22,947,199    $2,266,311    $         0  $        0    $         0  $25,213,510
 Fees..............            0             0     21,405,127   5,115,549          6,817   26,527,493
 Interest and
  other income.....    6,117,911       201,501            751     432,506
                                                                              18,031,141   24,783,810
                     -----------    ----------    -----------  ----------    -----------  -----------
   Total revenue...   29,065,110     2,467,812     21,405,878   5,548,055     18,037,958   76,524,813
Expenses:
 General and
  administrative...    1,539,004       133,386      6,701,115   4,107,311      2,597,171   15,077,987
 Advisory fees.....    1,248,393             0              0           0      1,026,231    2,274,624
 Fees to
  Restaurant
  Financial
  Services Group...            0             0        256,456   1,569,202              0    1,825,658
 Interest..........            0             0        105,668       3,534     14,230,999   14,340,201
 State taxes.......      397,569         5,372         15,226      18,564        201,616      638,347
 Depreciation--
  other............            0             0         75,607      55,056              0      130,663
 Depreciation--
  property.........    2,684,924       171,930              0           0              0    2,856,854
 Amortization......        8,096             0         55,932         138        945,299    1,009,465
                     -----------    ----------    -----------  ----------    -----------  -----------
   Total operating
    expenses.......    5,877,986       310,688      7,210,004   5,753,805     19,001,316   38,153,799
                     -----------    ----------    -----------  ----------    -----------  -----------
Operating earnings
 (losses)..........   23,187,124     2,157,124     14,195,874    (205,750)      (963,358)  38,371,014
 Equity in
  earnings of
  joint
  ventures/minority
  interest.........      (23,271)      200,307              0      12,452              0      189,488
 Gain on sale of
  properties.......            0       108,176              0           0              0      108,176
 Gain on
  securitization...            0             0              0           0      3,018,268    3,018,268
                     -----------    ----------    -----------  ----------    -----------  -----------
Net earnings
 (losses) before
 income taxes......   23,163,853     2,465,607     14,195,874    (193,298)     2,054,910   41,686,946
 Provision
  (credit) for
  federal income
  taxes............            0             0      5,607,415     (81,229)       789,895    6,316,081
                     -----------    ----------    -----------  ----------    -----------  -----------
Net income.........  $23,163,853    $2,465,607    $ 8,588,459  $ (112,069)   $ 1,265,015  $35,370,865
                     ===========    ==========    ===========  ==========    ===========  ===========
Earnings per
 share.............  $      0.49
                     ===========
Shares outstanding:
 Weighted
  average..........   47,633,909
                     ===========
 End of period.....   62,118,679
                     ===========
                            Pro Forma
                     -------------------------------
                     Adjustments       Pro Forma
                     ---------------- --------------
Revenues:
 Rental and earned
  income...........  $  9,635,208 (a)
                          133,495 (b) $34,982,213
 Fees..............   (21,009,261)(c)
 Interest and
  other income.....    (2,875,906)(d)   2,642,326
                        1,526,547 (e)  26,310,357
                     ---------------- --------------
   Total revenue...   (12,589,917)     63,934,896
Expenses:
 General and
  administrative...    (1,305,484)(f)
                       (1,415,100)(g)
                          (36,113)(h)  12,321,290
 Advisory fees.....    (2,274,624)(i)           0
 Fees to
  Restaurant
  Financial
  Services Group...    (1,825,658)(n)           0
 Interest..........       (68,670)(m)  14,271,531
 State taxes.......        53,759 (j)     692,106
 Depreciation--
  other............             0         130,663
 Depreciation--
  property.........     1,544,215 (k)   4,401,069
 Amortization......     1,563,493 (l)   2,572,958
                     ---------------- --------------
   Total operating
    expenses.......    (3,764,182)     34,389,617
                     ---------------- --------------
Operating earnings
 (losses)..........    (8,825,735)     29,545,279
 Equity in
  earnings of
  joint
  ventures/minority
  interest.........             0         189,488
 Gain on sale of
  properties.......             0         108,176
 Gain on
  securitization...             0       3,018,268
                     ---------------- --------------
Net earnings
 (losses) before
 income taxes......    (8,825,735)     32,861,211
 Provision
  (credit) for
  federal income
  taxes............    (6,316,081)(o)           0
                     ---------------- --------------
Net income.........  $ (2,509,654)    $32,861,211
                     ================ ==============
Earnings per
 share.............                   $      0.45
                                      ==============
Shares outstanding:
 Weighted
  average..........                    73,732,615(p)
                                      ==============
 End of period.....                    78,414,055
                                      ==============

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                      For the year ended December 31, 1997

                                                       Historical
                     -------------------------------------------------------------------------------
                                                             CNL Financial
                                    CNL Income                 Services,   CNL Financial  Combined
                         APF      Fund VIII, Ltd.  Advisor       Inc.          Corp.     Portfolios
                     -----------  --------------- ---------- ------------- ------------- -----------
Revenues:
 Rental and earned
  income...........  $15,490,615    $3,101,377    $        0  $        0    $         0  $18,591,992
 Fees..............            0             0     8,310,836   5,965,110         73,704   14,349,650
 Interest and
  other income.....    3,967,318       238,338       165,569           0     10,932,843   15,304,068
                     -----------    ----------    ----------  ----------    -----------  -----------
   Total Revenue...   19,457,933     3,339,715     8,476,405   5,965,110     11,006,547   48,245,710
Expenses:
 General and
  administrative...    1,010,725       163,870     4,266,169   1,889,904        828,848    8,159,516
 Advisory fees.....      804,879             0             0           0      1,802,532    2,607,411
 Fees to
  Restaurant
  Financial
  Services Group...            0             0       151,041     594,041              0      745,082
 Interest..........            0             0       162,153     183,315      8,320,000    8,665,468
 State taxes.......      251,358         5,081        12,084       1,294          1,600      271,417
 Depreciation--
  other............            0             0        48,490      14,637              0       63,127
 Depreciation--
  property.........    1,784,269       208,971             0           0              0    1,993,240
 Amortization......       10,793             0        18,093      61,324        916,577    1,006,787
                     -----------    ----------    ----------  ----------    -----------  -----------
   Total operating
    expenses.......    3,862,024       377,922     4,658,030   2,744,515     11,869,557   23,512,048
                     -----------    ----------    ----------  ----------    -----------  -----------
Operating earnings
 (losses)..........   15,595,909     2,961,793     3,818,375   3,220,595       (863,010)  24,733,662
 Equity in
  earnings of
  joint
  ventures/minority
  interest.........      (31,453)      279,774             0    (126,627)             0      121,694
                     -----------    ----------    ----------  ----------    -----------  -----------
Net earnings before
 income taxes......   15,564,456     3,241,567     3,818,375   3,093,968       (863,010)  24,855,356
 Provision
  (credit) for
  federal income
  taxes............            0             0     1,508,258   1,272,133       (317,785)   2,462,606
                     -----------    ----------    ----------  ----------    -----------  -----------
Net earnings
 (losses)..........  $15,564,456    $3,241,567    $2,310,117  $1,821,835    $  (545,225) $22,392,750
                     ===========    ==========    ==========  ==========    ===========  ===========
Earnings per
 share.............  $      0.66
                     ===========
Shares outstanding:
 Weighted
  average..........   23,423,868
                     ===========
 End of period.....   36,192,971
                     ===========
                            Pro Forma
                     ------------------------------
                     Adjustments      Pro Forma
                     --------------- --------------
Revenues:
 Rental and earned
  income...........  $24,048,982 (a)
                         233,199 (b) $42,874,173
 Fees..............   (9,074,807)(c)
                      (2,662,141)(d)   2,612,702
 Interest and
  other income.....      249,395 (e)  15,553,463
                     --------------- --------------
   Total Revenue...   12,794,628      61,040,338
Expenses:
 General and
  administrative...     (740,042)(f)
                      (1,619,238)(g)
                         (43,237)(h)   5,756,999
 Advisory fees.....   (2,607,411)(i)           0
 Fees to
  Restaurant
  Financial
  Services Group...     (745,082)(n)           0
 Interest..........      (81,594)(m)   8,583,874
 State taxes.......       21,634 (j)     293,051
 Depreciation--
  other............          --           63,127
 Depreciation--
  property.........    3,207,365 (k)   5,200,605
 Amortization......    2,084,657 (l)   3,091,444
                     --------------- --------------
   Total operating
    expenses.......     (522,948)     22,989,100
                     --------------- --------------
Operating earnings
 (losses)..........   13,317,576      38,051,238
 Equity in
  earnings of
  joint
  ventures/minority
  interest.........          --          121,694
                     --------------- --------------
Net earnings before
 income taxes......   13,317,576      38,172,932
 Provision
  (credit) for
  federal income
  taxes............   (2,462,606)(o)           0
                     --------------- --------------
Net earnings
 (losses)..........  $15,780,182     $38,172,932
                     =============== ==============
Earnings per
 share.............                  $      0.51
                                     ==============
Shares outstanding:
 Weighted
  average..........                   74,405,864(p)
                                     ==============
 End of period.....                   74,405,864
                                     ==============

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                         PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

   The Pro Forma Balance Sheet as of September 30, 1998 reflects the transactions of the acquisition of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group (the "Acquisition Proposal") as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the nine months ended September 30, 1998, and for the year ended December 31, 1997, have been prepared to reflect a) the issuance of additional shares and the property acquisitions completed from January 1, 1997 through November 30, 1998 ("Offering and Property Transactions") and b) the transactions of the Acquisition Proposal as set forth in this Proxy Statement. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company and the historical combined financial information of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and the CNL Restaurant Financial Services Group. The Pro Forma Balance Sheet was prepared as if the Offering and Property Transactions and the Acquisition Proposal occurred on September 30, 1998. The Pro Forma Statements of Earnings were prepared as if the Property Acquisitions and the Acquisition Proposal occurred as of January 1, 1997. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the Offering and Acquisition Transaction and the Acquisition Proposal had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the Acquisition Proposal have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2. Method of Accounting

   The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group will be accounted for under the purchase accounting method. The Company will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the Company will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an operating expense on the Company's consolidated statements of earnings, but the Company will not deduct this expense for purposes of calculating funds from operations due to the non-recurring and non-cash nature of the expense.

   All significant intercompany balances and transactions between the Company, CNL Income Fund, Advisor and CNL Restaurant Financial Services Group have been eliminated in the pro forma financial statements.

3. Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of September 30, 1998, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at an annual meeting of stockholders, the stockholders of the Company approved an amendment to increase the number of authorized shares to an amount necessary to enable the Company to issue the shares for the Acquisition.

     (1) Represents the payment of $472,595 in cash and the issuance of 16,295,376 common shares in consideration for the purchase of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 at a share price of $10 plus estimated transaction costs. The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group has been accounted for under the purchase accounting method and goodwill was recognized to the extent that the consideration paid exceeded the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

  related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on the Company's statement of earnings. The Company will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by the Company.

       CNL Income Fund............................................ $ 40,426,353
       Advisor....................................................   76,000,000
       CNL Restaurant Financial Services Group....................   47,000,000
                                                                   ------------
         Total Purchase Price (cash and shares)...................  163,426,353
       Less cash paid to CNL Income Fund..........................     (472,595)
                                                                   ------------
         Share consideration......................................  162,953,758
       Transaction costs of the Company...........................    8,933,000
                                                                   ------------
         Total costs incurred..................................... $171,886,758
                                                                   ============

  In addition, the Company i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the CNL Income Fund carrying value of land and building on operating leases by $8,325,348, net investment in direct financing leases by $3,918,282, investment in joint venture by $1,379,674, made downward adjustments to the carrying value of accrued rental income of $1,896,493, made downward adjustments to other assets of $3,715,062 to adjust historical values to fair value, iii) recorded goodwill of $41,693,143 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $76,773,557 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $30,969,503 of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group.

     (2) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

     (3) Represents the elimination by the CNL Income Fund of $60,005 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by the Company of $1,208,000 in related party payables recorded as receivables by the Advisor.

     (4) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

4. Adjustments to Pro Forma Income Statements

(I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the nine months ended September 30, 1998, as if the Acquisition was consummated as of January 1, 1997.

    (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on

                      CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

       January 1, 1997 and 2) properties that were developed by the Company from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

         Rental and earned income on Property
          Transactions by the Company................ $9,635,208

    (b) Represents $133,495 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.

    (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

         Origination fees......................... $ (1,569,202)
         Secured equipment lease fee..............      (44,426)
         Advisory fees............................   (1,722,383)
         Reimbursement of administrative costs....     (291,367)
         Acquisition fees.........................  (15,392,193)
         Underwriting fees........................     (254,945)
         Administrative fees......................     (148,491)
         Executive fee............................     (310,000)
         Guarantee fees...........................      (93,750)
         Servicing fee............................   (1,014,117)
         Development fees.........................     (166,876)
         Consulting fee...........................       (1,511)
                                                   ------------
           Total.................................. $(21,009,261)
                                                   ============

    (d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

    (e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

    (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

         Reimbursement of administrative costs..... $  (291,367)
         Servicing fee.............................  (1,014,117)
                                                    -----------
                                                    $(1,305,484)
                                                    ===========

    (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and
        2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

         General and administrative costs.......... $(1,415,100)

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


    (h) Represents savings of $36,113 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

    (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

         Advisory fees............................. $(1,722,383)
         Administrative fees.......................    (148,491)
         Executive fee.............................    (310,000)
         Guarantee fees............................     (93,750)
                                                    -----------
                                                    $(2,274,624)
                                                    ===========

    (j) Represents additional income taxes of $53,759 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.

    (k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

         Depreciation expense........................ $1,544,215

    (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote
        (2)

         Amortization of goodwill.................... $1,563,493

    (m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in II (d) below.

         Interest expense............................. $(68,670)

    (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

         Origination fees.......................... $(1,569,202)
         Underwriting fees.........................    (254,945)
         Consulting fee............................      (1,511)
                                                    -----------
                                                    $(1,825,658)
                                                    ===========

    (o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (p) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the proforma financial statements, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

  (II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1997, as if the Acquisition was consummated as of January 1, 1997.

    (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on

                      CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

       January 1, 1997 and 2) properties that were developed by the Company from January 1, 1997 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

           Rental and earned income on Property
            Transactions by the Company............. $24,048,982

    (b) Represents $233,199 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.

    (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

           Origination fees........................ $  (594,041)
           Secured equipment lease fee.............    (375,219)
           Advisory fees...........................  (1,775,680)
           Reimbursement of administrative costs...    (141,054)
           Acquisition fees........................  (3,887,483)
           Underwriting fees.......................    (151,041)
           Administrative fees.....................    (269,231)
           Executive fee...........................    (250,000)
           Guarantee fees..........................    (312,500)
           Arrangement fees........................    (350,000)
           Servicing fee...........................    (598,988)
           Development fees........................    (369,570)
                                                    -----------
             Total................................. $(9,074,807)
                                                    ===========

    (d) Represents the deferral of $2,662,141 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

    (e) Represents the elimination of interest income of $1,931,331 earned during the year ended December 31, 1997 assuming all monies raised during 1997 and all cash held on January 1, 1997 was used to effect the Acquisition on January 1, 1997, represents interest income of $2,047,619 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the recognition of $133,107 of origination fees collected during the year ended December 31, 1997 which were deferred in (d) and are being amortized and recorded as interest income.

    (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

           Reimbursement of administrative costs..... $(141,054)
           Servicing fee.............................  (598,988)
                                                      ---------
                                                      $(740,042)
                                                      =========

    (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and
        2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

           General and administrative costs........ $(1,619,238)

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (h) Represents savings of $43,237 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

    (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

         Advisory fees............................. $(1,775,680)
         Administrative fees.......................    (269,231)
         Executive fee.............................    (250,000)
         Guarantee fees............................    (312,500)
                                                    -----------
                                                    $(2,607,411)
                                                    ===========

    (j) Represents additional income taxes of $21,634 resulting from assuming that acquisitions from January 1, 1997 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.

    (k) Represents increase in depreciation of the building portion of the properties acquired from January 1, 1997 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

         Depreciation expense........................ $3,207,365

    (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote
        (2)

         Amortization of goodwill.................... $2,084,657

    (m) Represents elimination of yearly amortization of arrangement fees of $350,000 capitalized as deferred costs and amortized as interest expense and the capitalization of interest expense during the period that properties were under development.

         Amortization of arrangement fees.............  $(24,144)
         Capitalization of interest during development
          period......................................   (57,450)
                                                        --------
                                                        $(81,594)
                                                        ========

    (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

         Origination fees............................ $(594,041)
         Underwriting fees...........................  (151,041)
                                                      ---------
                                                       (745,082)
                                                      =========

    (o) Represents the elimination of $2,462,606 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (p) Common shares issued during the period were assumed to have been issued and outstanding as of January 1, 1997. For purposes of the proforma financial statement, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

                                                                     Appendix A

             [LETTERHEAD OF LEGG MASON WOOD WALKER, INCORPORATED]

                                March 10, 1999

James M. Seneff, Jr.
Robert A. Bourne
CNL Realty Corporation
as General Partners of
CNL Income Fund VIII, Ltd.
400 East South Street
Orlando, FL 32801-2878

              Re: CNL Income Fund VIII, Ltd. (the "Partnership")

Gentlemen:

   You have requested our opinion as investment bankers (a) as to the fairness, from a financial point of view, to the Partnership and its limited partners of the shares of common stock (the "Common Stock") of CNL American Properties Fund, Inc. (the "Acquiror") offered to them in the Merger (as defined below), (b) as to the fairness, from a financial point of view, of the aggregate Common Stock offered to the CNL Income Funds (as defined below) in the Merger Transactions (as defined below) and (c) as to the fairness, from a financial point of view, of the method of allocating the aggregate shares of Common Stock among the CNL Income Funds in the Merger Transactions. Under the terms of an agreement and plan of merger (the "Merger Agreement"), dated March 11, 1999, between the Partnership and the Acquiror, the Partnership will merge with and into a wholly owned subsidiary of the Acquiror and the partners of the Partnership will be offered shares of Common Stock as determined pursuant to the Merger Agreement (the "Share Consideration"); such transaction is hereafter referred to as the "Merger."

   The Partnership is one of eighteen Florida limited partnerships (the "CNL Income Funds") served by Messrs. Seneff, Bourne and CNL Realty Corporation as general partners (the "General Partners"). Each CNL Income Fund has executed a merger agreement with the Acquiror on terms similar to the Merger Agreement. The transactions to occur under such merger agreements are referred to as the "Merger Transactions."

   In connection with our opinion, we have, among other things:

     (i) reviewed the Merger Agreement and the merger agreements for each of the Merger Transactions;

     (ii) reviewed the Registration Statement on Form S-4 with respect to the Merger Transactions as filed on March 12, 1999;

     (iii) reviewed the financial statements and the related filings of the Partnership and the other CNL Income Funds on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (iv) reviewed the financial statements and the related filings of the Acquiror on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (v) reviewed certain internal information concerning the business and operations of the Partnership and the other CNL Income Funds furnished to us by the General Partners, including a draft of the Partnership's and the other CNL Income Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vi) reviewed certain internal information concerning the business and operations of the Acquiror furnished to us by management of the Acquiror, including a draft of the Acquiror's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vii) reviewed certain financial data and operating statistics relating to the Partnership, the other CNL Income Funds and the Acquiror provided by the General Partners and the Acquiror and compared them with similar information of selected public companies that we deemed relevant to our inquiry;

     (viii) reviewed the appraisal (the "Appraisal") of the properties of the Partnership and the other CNL Income Funds prepared by Valuation Associates and dated January 6, 1999;

     (ix) held meetings and discussions with certain directors, officers and employees of the General Partners and the Acquiror concerning the operations, financial condition and future prospects of the Partnership, the other CNL Income Funds and the Acquiror; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Partnership, the other CNL Income Funds and the Acquiror. We have further relied upon the assurances of the General Partners that they are unaware of any factors that would materially alter the conclusions made in Legg Mason's fairness opinion, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments of the General Partners and the Acquiror as to the future performance of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason also assumed, with the consent of the General Partners, that any material liabilities (contingent or otherwise, known or unknown) of the Partnership, the other CNL Income Funds and the Acquiror are as set forth in the financial statements of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason also assumed with the consent of the General Partners that the table prepared by or for the General Partners of the allocation of Share Consideration among the General Partners and the limited partners of the Partnership has been prepared in accordance with and complies with the terms and conditions of the partnership agreement of the Partnership. Legg Mason also assumed that the Appraisal was reasonably prepared by and reflected the good faith judgments of Valuation Associates and Legg Mason does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership, the other CNL Income Funds or the Acquiror. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof.

   We have acted as financial advisor to the General Partners and will receive a fee for our services. It is understood that this letter is for the information of the General Partners in their evaluation of the Merger Transactions and our opinion does not constitute a recommendation to the General Partners or any limited partner of the Partnership or any of the other CNL Income Funds as to how such partner should vote on the Merger or the Merger Transactions, as the case may be, or as to whether such partner should elect to receive the Share Consideration or cash and promissory notes of the Acquiror. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. Additionally, our opinion does not compare the relative merits of the Merger and the Merger Transactions with those of any other transaction or business strategy which were or might have been considered by the General Partners as alternatives to the Merger and the Merger Transactions.

   It should be noted that in rendering this opinion with respect to the fairness, from a financial point of view, of (i) the Share Consideration to be offered with respect to the Partnership, (ii) the aggregate Common

Stock offered with respect to the CNL Income Funds and (iii) the method of allocating the shares of Common Stock of the Acquiror among the CNL Income Funds, Legg Mason has neither addressed, nor are we rendering any opinion with respect to, any other aspect of the Merger Transactions, including (a) the value or fairness of the cash and promissory notes option, (b) the prices at which the shares of Common Stock may trade following the Merger Transactions or the trading value of the shares to be offered compared with the current fair market value of the portfolios or other assets of the Partnership and the other CNL Income Funds if liquidated in real estate markets, (c) the tax effect of any aspect of the Merger Transactions, (d) the fairness of the amounts or allocation of the costs of the Merger Transactions or the amounts of such costs allocated to the limited partners or, (e) any other matters with respect to any specific individual partner or class of partners of the Partnership or the other CNL Income Funds.

     Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consideration offered to the Partnership and its limited partners in the Merger, the aggregate shares of Common Stock offered by the Acquiror with respect to the CNL Income Funds in the Merger Transactions and the method of allocating the shares of Common Stock among the CNL Income Funds in the Merger Transactions are fair from a financial point of view.

                                          Very truly yours,

                                          /s/ Legg Mason Wood Walker,
                                           Incorporated
                                          -------------------------------------
                                          Legg Mason Wood Walker, Incorporated

                                                                      Appendix B

                          AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger is entered into as of this 11th day of March, 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund VIII, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                   RECITALS:

   WHEREAS, the Parties hereto desire to consummate a merger (the "Merger") whereby the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") and the Florida Revised Uniform Limited Partnership Act (the "Florida RULPA");

   WHEREAS, the Fund is one of 18 CNL Income Funds (collectively with the Fund, the "CNL Income Funds") that APF is proposing to acquire (the "Proposed Acquisitions");

   WHEREAS, the Special Committee (the "Special Committee") of the independent members of the Board of Directors of APF has received a fairness opinion (the "Fairness Opinion") from Merrill Lynch & Co. as to the fairness to APF, from a financial point of view, of the consideration to be paid in connection with the Proposed Acquisitions;

   WHEREAS, the Special Committee has recommended the Merger to the Board of Directors of APF and the Board has approved the proposal to consummate the Merger (the "Merger Proposal") and the related transactions;

   WHEREAS, Legg Mason Wood Walker Incorporated has delivered a fairness opinion (the "Fund Fairness Opinion") to the General Partners as to the fairness to the Fund and its limited partners from a financial point of view, of the APF Common Share consideration offered to the Fund and its limited partners; and

   WHEREAS, the Board of Directors of the OP General Partner has unanimously approved the Merger Proposal;

   NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

                                   ARTICLE I

                                  Definitions

   1.1 Terms Defined in this Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth below:

   "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

   "Affiliated Group" means any affiliated group within the meaning of Code
(S)1504, or any similar group defined under a similar provision of state, local or foreign law.

   "Agreement" means this Agreement, as amended from time to time.

   "APF" has the meaning set forth in the preface above.

   "APF Common Shares" shall mean the shares of common stock, par value $0.01, of APF.

   "APF Indemnity Claim" has the meaning set forth in Section 12.1 below.

   "APF SEC Documents" has the meaning set forth in Section 6.7 below.

   "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms the basis for any specified consequence.

   "Business Combination" has the meaning set forth in Section 4.1(b) below.

   "Cash/Note Option" has the meaning set forth in Section 4.4 below.

   "Closing" has the meaning set forth in Section 2.3 below.

   "CNL Income Funds" has the meaning set forth in the second paragraph of the Recitals above.

   "Closing Date" has the meaning set forth in Section 2.3 below.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Confidential Information" means any information concerning the businesses and affairs of the Fund, the Operating Partnership or APF, if any, that is not already generally available to the public.

   "Delaware RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Disclosure Schedule" has the meaning set forth in the first paragraph of
Article VII below.

   "Dissenting Partners" has the meaning set forth in Section 4.4 below.

   "Effective Time" has the meaning set forth in Section 2.2 below.

   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) tax-qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) tax-qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

   "Fairness Opinion" has the meaning set forth in the third paragraph of the Recitals above.

   "Florida RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Fund" has the meaning set forth in the preface above.

   "Fund Articles of Merger" has the meaning set forth in Section 2.2 below.

   "Fund Fairness Opinion" has the meaning set forth in the fifth paragraph of the recitals above.

   "Fund Indemnity Claim" has the meaning set forth in Section 12.2 below.

   "Fund Interests" means the general and limited partnership interests in the Fund.

   "Fund SEC Documents" has the meaning set forth in Section 7.7 below.

   "GAAP" means United States generally accepted accounting principles as in effect from time to time.

   "General Partners" has the meaning set forth in the preface above.

   "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation but excluding commercially available shrink wrap software), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

   "IRS" means the Internal Revenue Service.

   "Knowledge" means in the case of the Fund, CNL Realty Corporation, Inc., APF and the OP General Partner, the actual knowledge of a director or an executive officer after reasonable investigation and, in the case of the individual General Partners, the collective actual Knowledge of all of the General Partners after reasonable investigation. For the purposes of this Agreement, the Knowledge of one General Partner shall be attributed to the other General Partners.

   "Known" and "Knowingly" mean that the Fund, any General Partner or APF, as applicable, had Knowledge of the particular matter or took the action described with prior Knowledge.

   "Liability" means any liability (whether Known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

   "Material Adverse Effect" means, as to any Party, a material adverse effect on the business, properties, operations or condition (financial or otherwise) which is not related to an industry-wide change in the economy or market or other conditions affecting all businesses in the industry of the Party to which the term is applied.

   "Merger" has the meaning set forth in the first paragraph of the Recitals above.

   "Merger Proposal" has the meaning set forth in fourth paragraph of the Recitals above.

   "Most Recent 10-Q" has the meaning set forth in Section 7.5 below.

   "Most Recent Balance Sheet" means the most recent balance sheet filed in a Fund SEC Document.

   "Notes" has the meaning set forth in Section 4.4 below.

   "NYSE" means the New York Stock Exchange.

   "OP Certificate of Merger" has the meaning set forth in Section 2.2 below.

   "OP General Partner" has the meaning set forth in the Preface above.

   "OP Limited Partner" means CNL APF LP Corp., a Delaware corporation and wholly owned subsidiary of APF.

   "Operating Partnership" has the meaning set forth in the preface above.

   "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

   "Party" or "Parties" has the meaning set forth in the preface above.

   "Partner" means any holder of Fund Interests.

   "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or other entity.

   "Proposed Acquisitions" has the meaning set forth in the second paragraph of the Recitals above.

   "Registration Statement" means the registration statement on Form S-4 to be filed by APF to register the APF Common Shares to be issued as Share Consideration in the Merger.

   "Representative" has the meaning set forth in Section 12.3 below.

   "SEC" means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (e) any minor imperfection of title or similar lien which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on such Party.

   "Share Consideration" has the meaning set forth in Section 4.1(a) below.

   "Special Committee" has the meaning set forth in the third paragraph to the Recitals above.

   "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or has the power to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or otherwise control the management.

   "Surviving Partnership" has the meaning set forth in Section 2.1 below.

   "Takeover Statute" has the meaning set forth in Section 8.9 below.

   "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code

(S)59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

   "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

   "Third-Party Claim" has the meaning set forth in Section 12.4 below.

                                   ARTICLE II

                        Merger; Effective Time; Closing

   2.1 Merger. Subject to the terms and conditions of this Agreement, the Delaware RULPA and the Florida RULPA, at the Effective Time, the Operating Partnership and the Fund shall consummate the Merger in which (i) the Fund shall be merged with and into the Operating Partnership and the separate limited partnership existence of the Fund shall thereupon cease, (ii) the Operating Partnership shall be the successor or surviving limited partnership in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate limited partnership existence of the Operating Partnership with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The limited partnership surviving the Merger is sometimes hereinafter referred to as the "Surviving Partnership." The Merger shall have the effects set forth in the Delaware RULPA and the Florida RULPA. As a result of the Merger, the outstanding Fund Interests shall be converted or cancelled in the manner provided in Article IV.

   2.2 Effective Time. On the Closing Date, subject to the terms and conditions of this Agreement, the Operating Partnership and the Fund shall (i) execute or cause to be executed (A) a Certificate of Merger in the form required by the Delaware RULPA (the "OP Certificate of Merger") and (B) Articles of Merger in the form required by the Florida RULPA (the "Fund Articles of Merger"), and
(ii) cause the OP Certificate of Merger to be filed with the Delaware Secretary of State as provided in the Delaware RULPA and the Fund Articles of Merger to be filed with the Florida Department of State as provided in the Florida RULPA, in each case, on the Closing Date or as soon as practicable thereafter. The Merger shall become effective at (i) such time as the OP Certificate of Merger has been duly filed with the Delaware of Secretary of State and the Fund Articles of Merger has been duly filed with the Florida Department of State or
(ii) such other time as is agreed upon by APF, the OP General Partner and the General Partners and specified in the OP Certificate of Merger and the Fund Articles of Merger. Such time is hereinafter referred to as the "Effective Time."

   2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Shaw Pittman Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, commencing at 9:00 a.m. local time on such date as within five (5) business days following the fulfillment or waiver of the conditions set forth in Article X (other than conditions which by their nature are intended to be fulfilled at the Closing) or such other place or time or on such other date as APF, the OP General Partner and the General Partners may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article X (the "Closing Date"). In no event shall the Closing Date be a date subsequent to December 31, 1999. At the Closing, there shall be delivered to APF, the Operating Partnership, the OP General Partner, the General Partners and the Fund the certificates and other documents and instruments required to be delivered under
Article X.

   2.4 Further Assurances. Each Party hereto will execute such further documents and instruments and take such further actions as may be reasonably requested by one or more of the other Parties to consummate the Merger, to vest the Surviving Partnership with full title to all assets, properties, rights, approvals, immunities and franchises of either the Fund or the Operating Partnership or to effect the other purposes of this Agreement.

                                  ARTICLE III

 Certificate of Limited Partnership; Limited Partnership Agreement;and General
                        Partner of Surviving Partnership

   3.1 Certificate of Limited Partnership. At the Effective Time, the certificate of limited partnership of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein.

   3.2 Limited Partnership Agreement. At the Effective Time, the limited partnership agreement of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the limited partnership agreement of the Surviving Partnership.

   3.3 General Partner. The general partner of the Operating Partnership immediately prior to the Effective Time shall be the general partner of the Surviving Partnership from and after the Effective Time until it is replaced or it resigns in accordance with the limited partnership agreement of the Surviving Partnership.

                                   ARTICLE IV

              Share Consideration; Payment of Share Consideration

   4.1 Share Consideration; Conversion or Cancellation of Fund Interests in Merger.

   (a) At the Effective Time, by virtue of the Merger and without any action by the Parties, all of the outstanding Fund Interests (i) shall be converted into the right to receive up to 4,042,635 fully paid and nonassessable APF Common Shares (2,021,318 APF Common Shares if the Reverse Split [defined below] occurs before the Closing) (the "Share Consideration") pursuant to the terms of
Section 4.2 below, (ii) shall cease to be outstanding, and (iii) shall be canceled and retired and shall cease to exist, and each Partner, as the holder of such Fund Interests shall cease to have any rights with respect thereto, except the right to receive either (A) APF Common Shares therefor in accordance with this Section 4.1 and Section 4.3 or (B) the cash and Notes in accordance with Section 4.4 below. Subject to the approval of the APF's shareholders of an amendment to its article of incorporation, APF anticipates that prior to the Closing it will effect a one for two reverse stock split (the "Reverse Split") pursuant to which each two shares of APF Common Shares outstanding will be exchanged for one share of APF Common Shares.

   (b) Except for the Reverse Stock Split described in Section 4.1(a), prior to the Effective Time, APF shall not split or combine the APF Common Shares, or pay a stock dividend or other stock distribution in APF Common Shares, or in rights or securities exchangeable for, convertible into or exercisable for APF Common Shares, or otherwise change APF Common Shares into, or exchange APF Common Shares for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of APF as a result of which APF stockholders receive cash, stock, or other property in exchange for, or in connection with, their APF Common Shares (a "Business Combination") or otherwise), or make any other dividend or distribution on or of APF Common Shares (other than regular quarterly cash dividends paid on APF Common Shares or any distribution pursuant to APF's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination, or change.

   (c) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the APF Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

   4.2 Payment of Share Consideration. At the Closing, subject to Section 4.4 below, the Partners shall receive the Share Consideration (less expenses paid by APF on behalf of the Fund), distributed in accordance with the provisions of the Fund's limited partnership agreement as of the Closing Date. For the purposes of this Agreement, the Share Consideration will be reduced (i) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund and (ii) as provided in Section 4.4 below.

   4.3 Fractional APF Common Shares. No certificates representing fractional APF Common Shares shall be issued upon conversion of any Fund Interests. Each Partner of the Fund who would otherwise be entitled to fractional APF Common Shares will receive one APF Common Share for a fractional interest representing 50% or more of one APF Common Share. No APF Common Shares will be issued for a fractional interest representing less than 50% of one APF Common Share.

   4.4 Cash/Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the cash/note option (the "Cash/Note Option"), such Dissenting Partners shall be entitled to receive, in lieu of the Share Consideration, consideration based on such Dissenting Partners' percentage interest (as determined by the Fund's partnership agreement) in the Fund's asset liquidation value of $37,070,274, based on Valuation Associates' appraisal. Such consideration shall be payable 10% in cash and 90% in Callable Notes due in 2006 (the "Notes"). The Notes will bear interest at a fixed rate equal to 120% of the applicable federal rate as of the date the consent solicitation on Form S-4 is mailed to the limited partners. The Share Consideration shall be reduced on a one-for-one basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Cash/Note Option.

                                   ARTICLE V

             Representations and Warranties of The General Partners

   Each General Partner severally represents and warrants to APF and the Operating Partnership that the statements contained in this Article V are correct and complete as of the date hereof and on the Closing Date:

   5.1 Authorization of Transaction. The General Partner has full power and authority (including, as applicable, full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the General Partner, enforceable in accordance with its terms and conditions. The General Partner does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   5.2 Noncontravention. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the General Partner is subject or, as applicable, any provision of the General Partner's articles of incorporation, bylaws or other organizational documents.

                                   ARTICLE VI

 Representations and Warranties of APF, The OPGeneral Partner and The Operating
                                  Partnership

   APF, the OP General Partner and the Operating Partnership jointly and severally represent and warrant to the General Partners and the Fund that the statements contained in this Article VI are correct and complete as of the date hereof and the Closing Date:

   6.1 Organization. APF is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. APF is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on APF. APF has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The OP General Partner is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. The Operating Partnership is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Operating Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Operating Partnership. The Operating Partnership has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. APF and the OP General Partner have delivered to the General Partners and the Fund correct and complete copies of the certificate of incorporation of APF and the OP General Partner and the certificate of limited partnership and the limited partnership agreement of the Operating Partnership (each as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of APF and the OP General Partner and any organizational records of the Operating Partnership have been made available to the General Partners and the Fund and are correct and complete. APF is not in default under or in violation of any provision of its certificate of incorporation, and the Operating Partnership is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   6.2 Capital Stock. The authorized capital stock of APF consists of 125,000,000 shares of common stock, $.01 par value (the "APF Common Shares"), of which 74,696,927 shares are outstanding as of January 31, 1999. Since January 31, 1999, APF has not issued any shares of capital stock. All outstanding APF Common Shares are, and all APF Common Shares issuable under any stock option plans of APF, will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 56,957,365 APF Common Shares which may be issued in connection with APF's acquisition of the other 17 CNL Income Funds in the Proposed Acquisitions and the 12,300,000 APF Shares which may be issued in connection with APF's acquisition of CNL Fund Advisors, Inc., CNL Financial Services, Inc. and CNL Financial Corp., there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which APF is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem, or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock. All of the outstanding general partner interests of the Operating Partnership are owned by the OP General Partner, and all of the outstanding limited partner interests of the Operating Partnership are owned by the OP Limited Partnership, and there are outstanding on the date hereof no options, warrants, rights, commitments or any other agreements of any character to which the Operating Partnership or any partner thereof is a party or which it may be bound requiring it to issue, transfer, sell, purchase, register, redeem or acquire any interest in the Operating Partnership.

   6.3 Authorization for Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of APF will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will be registered under the Securities Act and will be registered or exempt from registration under all applicable state securities laws. The Share Consideration will, when issued, be approved for listing on the NYSE, subject to official notice of issuance.

   6.4 Authorization of Transaction. APF, the OP General Partner and the Operating Partnership have full power and authority (including full corporate and limited partnership, as applicable, power and authority) to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance by APF, the OP General Partner and the Operating Partnership of this Agreement have been duly and validly authorized by the boards of directors of APF and the OP General Partner. This Agreement constitutes the valid and legally binding obligation of APF, the OP General Partner and the Operating Partnership, enforceable in accordance with its terms and conditions. None of APF, the OP General Partner or the Operating Partnership needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   6.5 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which, APF, the OP General Partner or the Operating Partnership is subject or any provision of APF's or the OP General Partner's articles of incorporation or by-laws or the Operating Partnership's certificate of limited partnership or limited partnership agreement or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which APF, the OP General Partner or the Operating Partnership is a party or by which it is bound or to which any of its assets is subject or (iii) result in the imposition of a Security Interest upon any of its assets.

   6.6 Title to Assets. APF has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of its most recent quarterly report on Form 10-Q.

   6.7 Reports and Financial Statements. APF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "APF SEC Documents"). All of the APF SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such APF SEC Documents. None of the APF SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed APF SEC Documents. There is no unresolved violation, criticism or exception by any governmental entity of which APF has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to APF could have a Material Adverse Effect on APF. The financial statements of APF included in the APF SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of APF as of the dates thereof and the results of operations and cash flows of APF for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   6.8 Events Subsequent to September 30, 1998. Since September 30, 1998, nothing has occurred which has had or would reasonably be expected to have a Material Adverse Effect on APF.

   6.9 Litigation. Except as publicly disclosed by APF in its APF SEC Documents or on Schedule 1, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of APF, threatened against APF or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on APF or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by APF in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by APF in any APF SEC Document, none of APF or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on APF or would prevent or delay the consummation of the transactions contemplated hereby.

   6.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by APF for inclusion or incorporation by reference in (i) the Registration Statement to be filed by APF with the SEC in connection with the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement sent by APF to its shareholders pertaining to the Merger will, at the date mailed to shareholders and at the times of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APF, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement or the proxy statement, APF shall promptly so advise the General Partners and such event shall be so described, and such amendment or supplement (which the General Partners shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   6.11 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by APF in its APF SEC Documents or disclosed in
Schedule 1, as of December 31, 1998, to APF's Knowledge, none of APF or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which are not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of APF and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in any reports filed by it with the APF SEC Documents, since December 31, 1998, the business of APF and its Subsidiaries has been carried on only in the ordinary and usual course, to APF's Knowledge, none of APF or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to APF or its Subsidiaries Known to APF having or which could reasonably be expected to have, a Material Adverse Effect on APF.

   6.12 Brokers' Fees. Except for the fees and expenses paid to Merrill Lynch & Co. with respect to the delivery of the Fairness Opinion to the Special Committee and in connection with the financial services provided by Salomon Smith Barney, none of APF, the OP General Partner or the Operating Partnership has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

   6.13 Qualification as a REIT. APF is a "real estate investment trust" for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not cause APF to cease to qualify as a "real estate investment trust" for federal income tax purposes.

   6.14 Compliance with Applicable Law. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, it and its Subsidiaries hold all permits, licenses, variances, exemptions, order and approvals of all governmental entities necessary for the lawful conduct of their respective businesses, except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its

APF SEC Documents, to APF's Knowledge, APF and its Subsidiaries are in compliance with the material terms of its permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF, the businesses of APF and its Subsidiaries are not, to APF's Knowledge, being conducted in violation of any law, ordinance or regulation of any governmental entity except that no representation or warranty is made in this Section 6.14 with respect to environmental laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, no investigation or review by any governmental entity with respect to APF or its Subsidiaries is pending or, to the Knowledge of APF, threatened, nor, to the Knowledge of APF, has any government entity indicated an intention to conduct the same, other than, in each case, those which APF reasonably believes will not have a Material Adverse Effect on APF.

   6.15 Intellectual Property.

   (a) APF owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of APF as presently conducted. Each item of Intellectual Property owned or used by APF immediately prior to the Closing hereunder will be owned or available for use by APF on identical terms and conditions immediately subsequent to the Closing hereunder. APF has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) APF has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of APF's directors or officers (or employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that APF must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of APF which are material to the operation of APF's business.

   (c) APF has no patent or registration which has been issued to APF with respect to any of its Intellectual Property.

   (d) Nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of APF's business as presently conducted.

   6.16 Insurance. With respect to each current insurance policy to which APF is a party, a named insured or is otherwise the beneficiary of coverage, to the knowledge of APF: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither APF nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof.

   6.17 Tenants. To the Knowledge of APF and except as set forth on Schedule 1, no current tenant of a property owned by APF, which as of the date of APF's most recent quarterly report on Form 10-Q represented more than 5% of APF's total revenues, presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   6.18 Disclosure. APF is in compliance in all material respects with its obligation under the Securities Exchange Act to publicly disclose material information in a timely fashion.

                                  ARTICLE VII

               Representations and Warranties Concerning the Fund

   The General Partners and the Fund jointly and severally represent and warrant to APF and the Operating Partnership that the statements contained in this Article VII are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by the General Partners and the Fund to APF and the Operating Partnership in accordance with the provisions of
Section 8.14 (the "Disclosure Schedule"). Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII.

   7.1 Organization, Qualification, and Corporate Power. The Fund is a limited partnership duly organized, validly existing, and in good standing under the laws of Florida. The Fund is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Except as set forth in Section 7.1(a) of the Disclosure Schedule, the Fund has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Section 7.1(b) of the Disclosure Schedule lists the directors and officers of the corporate General Partner. The General Partners have been made available to APF and the Operating Partnership correct and complete copies of the certificate of limited partnership and the limited partnership agreement of the Fund (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the corporate General Partner and any organizational records of the Fund have been made available to APF and the Operating Partnership and are correct and complete in all material respects. The Fund is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   7.2 Capitalization. All of the outstanding ownership interests in the Fund (the "Fund Interests") consist of (i) one percent in general partnership interests and (ii) 35,000,000 units of limited partnership interests. All of the outstanding Fund Interests have been duly authorized, are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Fund to issue, sell, or otherwise cause to become outstanding any additional ownership interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Fund.

   7.3 Authorization of Transaction. The Fund has full power and authority (including full limited partnership power and authority) to execute and deliver this Agreement and, upon the affirmative vote of a majority of the outstanding limited partnership Fund Interests, will have full power and authority (including limited partnership power and authority) to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Fund, enforceable in accordance with its terms and conditions, subject to bankruptcy, insolvency, moratorium and rights of creditors generally. The Fund is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   7.4 Noncontravention. Except as set forth in Section 7.4 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Fund is subject or any provision of the certificate of limited partnership or limited partnership agreement of the Fund or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Fund is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

   7.5 Title to Assets. The Fund has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC (the "Most Recent 10-Q") or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent 10-Q.

   7.6 Subsidiaries. The Fund does not have any Subsidiaries, operating or otherwise.

   7.7 Reports and Financial Statements. The Fund has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "Fund SEC Documents"). All of the Fund SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Fund SEC Documents. None of the Fund SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed Fund SEC Documents. There is no unresolved violation by any governmental entity of which the Fund has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to the Fund could have a Material Adverse Effect on the Fund. The financial statements of the Fund included in the Fund SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Fund as of the dates thereof and the results of operations and cash flows of the Fund for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   7.8 Events Subsequent to the Most Recent 10-Q. Since the date of the Most Recent 10-Q nothing has had a Material Adverse Effect on the Fund. Without limiting the generality of the foregoing, since that date, except as set forth in the appropriately lettered paragraph of Section 7.8 of the Disclosure
Schedule:

   (a) the Fund has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as reasonably determined by the General Partners) in the Ordinary Course of Business;

   (b) the Fund has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 except in the Ordinary Course of Business;

   (c) no party (including the Fund) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which the Fund is a party or by which it is bound except in the Ordinary Course of Business;

   (d) the Fund has not imposed any Security Interest upon any of its assets, tangible or intangible except in the Ordinary Course of Business;

   (e) the Fund has not made any capital expenditure (or series of related capital expenditures) involving more than $50,000 except in the Ordinary Course of Business;

   (f) the Fund has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

   (g) the Fund has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

   (h) the Fund has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

   (i) the Fund has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

   (j) the Fund has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

   (k) there has been no change made or authorized in the certificate of limited partnership or limited partnership agreement of the Fund;

   (l) the Fund has not issued, sold, or otherwise disposed of any ownership interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any ownership interests in the Fund;

   (m) the Fund has not declared, set aside, or paid any dividend or made any distribution with respect to its ownership interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its ownership interests other than distributions consistent with past practices;

   (n) the Fund has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

   (o) the Fund has not made any loan to, or entered into any other transaction with, any of the General Partners or the directors, officers, or employees of the corporate General Partner outside the Ordinary Course of Business;

   (p) the Fund has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

   (q) the Fund has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

   (r) to the Knowledge of the General Partners, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Fund; and

   (s) the Fund is not under any legal obligation, whether written or oral, to do any of the foregoing.

   7.9 Undisclosed Liabilities. The Fund does not have any Liability (and, to the Knowledge of the General Partners, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or which are not in the aggregate material.

   7.10 Legal Compliance. Except as disclosed in the Fund SEC Documents, the Fund has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder), the violation of which could cause a Material Adverse Effect to the Fund, of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

   7.11 Tax Matters.

   (a) The Fund has filed all material Tax Returns that it was required to file, including, without limitation, any material Tax Returns required to be filed with any state. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Fund (as shown on any filed Tax Return) have been paid. The Fund currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Fund does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Fund that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) The Fund has withheld and, if due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, Partner, or other third party.

   (c) The General Partners do not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Fund either (A) claimed or raised by any authority in writing or (B) as to which any of the General Partners has Knowledge. Section 7.11(c) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Fund for taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Fund since December 31, 1996.

   (d) The Fund has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) The Fund has not filed a consent under Code (S)341(f) concerning collapsible corporations. The Fund has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code (S)280G. The Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. The Fund is not a party to any Tax allocation or sharing agreement. The Fund (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Fund) or (B) has any Liability for the Taxes of any Person (other than the Fund) under Treas. Reg. (S)1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

   7.12 Real Property.

   Section 7.12(a) of the Disclosure Schedule lists and describes briefly all real property owned, leased or subleased by the Fund. Section 7.12(b) of the Disclosure Schedule lists all leases and subleases to which the Fund is a party, and the General Partners have made available to APF correct and complete copies of all such leases and subleases (as amended to date). With respect to each lease and sublease listed in Section 7.12(b) of the Disclosure Schedule:

   (a) the lease or, to the Knowledge of the General Partners, the sublease is legal, valid, binding, enforceable, and in full force and effect, except as may be affected by bankruptcy, insolvency, moratorium and the rights of creditors generally;

   (b) no consent is required with respect to the lease or sublease as a result of this Agreement, and the actions contemplated by this Agreement will not result in the change of any terms of the lease or sublease or otherwise affect the ongoing validity of the lease or sublease;

   (c) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

   (d) no party to the lease or, to knowledge of the General Partners, sublease has repudiated any provision thereof;

   (e) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or, to the Knowledge of the General Partners, sublease;

   (f) the Fund has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

   (g) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required by the Fund in connection with the operation thereof and, to the Knowledge of the General Partners, have been operated and maintained in all material respects in accordance with applicable laws, rules, and regulations; and

   (h) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

   7.13 Intellectual Property.

   (a) The Fund owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of the Fund as presently conducted. Each item of Intellectual Property owned or used by the Fund immediately prior to the Closing hereunder will be owned or available for use by the Fund on identical terms and conditions immediately subsequent to the Closing hereunder. The Fund has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) The Fund has not Knowingly interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the General Partners nor any of the corporate General Partner's directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Fund must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the General Partners, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Fund which are material to the operation of the Fund's business.

   (c) The Fund has no patent or registration which has been issued to the Fund with respect to any of its Intellectual Property.

   (d) Section 7.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Fund uses pursuant to license, sublicense, agreement, or permission. The General

Partners have made available to APF and the Operating Partnership correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).

   (e) To the Knowledge of the General Partners, nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Fund's business as presently conducted.

   7.14 Tangible Assets. The Fund owns or leases all buildings, machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted. Each such tangible asset is free from all material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The Most Recent Balance Sheet sets forth all of the assets, in the opinion of the General Partners, necessary to conduct the Fund's business as it is currently being conducted.

   7.15 Contracts. Section 7.15 of the Disclosure Schedule lists all of the following types of contracts and other agreements to which the Fund is a party:

   (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

   (b) any agreement concerning a partnership or joint venture;

   (c) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

   (d) any agreement concerning confidentiality or noncompetition;

   (e) any agreement with any General Partner or any of their Affiliates (other than the Fund);

   (f) any agreement under which it has advanced or loaned any amount to any of the General Partners or the corporate General Partner's directors, officers, and employees outside the Ordinary Course of Business; or

   (g) any agreement under which the consequences of a default or termination could have a Material Adverse Effect.

   The General Partners have made available to APF and the Operating Partnership a correct and complete copy of each written agreement listed in
Section 7.15 of the Disclosure Schedule (as amended to date) which is not included as an exhibit to a Fund SEC Document and a written summary setting forth the terms and conditions of each oral agreement referred to in Section
7.15 of the Disclosure Schedule. With respect to each agreement set forth in
Section 7.15 of the Disclosure Schedule or filed as an exhibit to a Fund SEC
Document: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

   7.16 Notes and Accounts Receivable. All notes and accounts receivable of the Fund are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Fund.

   7.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Fund.

   7.18 Insurance. Section 7.18 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Fund has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets): (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; and (iii) the policy number and the period of coverage. With respect to each current insurance policy, to the Knowledge of the General Partners and the Fund: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Fund nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Fund has been covered during the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets) by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period. Section 7.18 of the Disclosure Schedule describes any self-insurance arrangements affecting the Fund.

   7.19 Litigation. Section 7.19 of the Disclosure Schedule sets forth each instance, not already disclosed in the Fund SEC Documents, in which the Fund
(i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to or, to its Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section
7.19 of the Disclosure Schedule or the Fund SEC Documents could result in any Material Adverse Effect on the Fund. None of the General Partners has any reason to believe that any additional such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Fund.

   7.20 Tenants. To the Knowledge of any of the General Partners, no current tenant of a property owned by the Fund presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   7.21 Employees. The Fund does not have and has never had any employees, officers or directors. The Fund is not and has never been a party to or had any liability with respect to any Employee Benefit Plan.

   7.22 Guaranties. The Fund is not a guarantor of and is not otherwise liable for any liability or obligation (including indebtedness) of any other Person.

   7.23 Registration Statement. The information furnished by the Fund for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.24 Environmental Matters. The Fund is currently in compliance with all material environmental laws, ordinances, regulations and orders applicable to its business or properties, and, to the Knowledge of the General Partners, the tenants' present uses of the Fund's properties, whether leased or owned, do not materially violate any such laws, ordinances, regulations or orders. The Fund is not subject to any Liability or claim in connection with any environmental law or any use, treatment, storage or disposal of any hazardous substance or material or pollutant or any spill, leakage, discharge or release of any hazardous substance or material or pollutant as a result of having owned or operated any business prior to the Effective Time, which if a violation existed would have a Material Adverse Effect on the Fund.

   7.25 Vote Required. The affirmative vote of at least a majority of the outstanding Fund Interests is the only vote of any security holder in the Fund (under applicable law or otherwise) required to approve the Merger, this Agreement and the other transactions contemplated hereby.

   7.26 Disclosure. The representations and warranties contained in this
Article VII do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VII not misleading.

                                  ARTICLE VIII
                             Pre-Closing Covenants

   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

   8.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article X below).

   8.2 Notices and Consents. The General Partners shall give any notices to third parties and obtain any third party consents referred to in Sections 5.1, 5.2, 7.3 and 7.4 above and the related sections of the Disclosure Schedule. APF, the OP General Partner and the Operating Partnership shall give any notices to third parties and obtain any third party consents referred to in Sections 6.4 and 6.5 above. Each of the Parties shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 5.1, 6.4 and
7.3 above.

   8.3 Maintenance of Business; Prohibited Acts. During the period from the date of this Agreement to the Effective Time, the General Partners will not, and will not cause the Fund to, take any action that adversely affects the ability of the Fund (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organizations, and (iii) to preserve its relationships with its tenants; and the General Partners will not allow the Fund to, without the OP General Partner's prior written consent, which consent shall not be unreasonably withheld:

   (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrance of (i) any additional ownership interests (including the Fund Interests), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its ownership interests or any other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or (ii) any other securities in respect of, in lieu of or in substitution for the Fund Interests outstanding on the date hereof;

   (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Fund Interests);

   (c) split, combine, subdivide or reclassify any of its ownership interests or otherwise make any payments to the Partners; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution in respect of its ownership interests at such times and in such manner and amount as may be consistent with the Fund's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from December 31, 1998 through the Effective Time, to the extent not otherwise paid or distributed to the Partners), or (ii) any distribution of property necessary for the representation and warranty set forth in Section
7.11 to be true and correct;

   (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

   (e) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation outside the Ordinary Course of Business;

   (f) other than as may be necessary to consummate the Merger, adopt any amendments to its certificate of limited partnership or limited partnership agreement;

   (g) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, outside the Ordinary Course of Business;

   (h) engage in the conduct of any business the nature of which is materially different from the business in which the Fund is currently engaged;

   (i) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Fund;

   (j) forgive any indebtedness owed to the Fund or convert or contribute by way of capital contribution any such indebtedness owed;

   (k) authorize or enter into any agreement providing for management services to be provided by the Fund to any third party or an increase in management fees paid by any third party under existing management agreements;

   (l) mortgage, pledge, encumber, sell, lease or transfer any material assets of the Fund except as contemplated by this Agreement;

   (m) authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

   (n) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.

   8.4 Full Access. The General Partners shall permit representatives of APF and the OP General Partner to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Fund to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Fund. APF, the OP General Partner and the Operating Partnership shall permit representatives of the General Partners and the Fund to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of APF and the Operating Partnership to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to APF, the OP General Partner and the Operating Partnership. The Parties agree that any information obtained in connection with the exercise of their rights pursuant to this Section 8.4 shall be Confidential Information for purposes of this Agreement.

   8.5 Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Articles V, VI or VII above, as applicable. No disclosure by any Party pursuant to this Section 8.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

   8.6 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of APF, the Operating Partnership, the General Partners and the Fund shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of APF after the Effective Time as a real estate investment trust as defined within Section 856 of the Code.

   8.7 Fund Partner Approval. The General Partners hereby agree to vote the Fund Interests owned by them in favor of this Agreement and the transactions contemplated hereby and agree, subject to the satisfaction of their fiduciary duties as general partners under Florida law, as reasonably determined by the General Partners, to recommend that the limited Partners of the Fund vote their Fund Interests in favor of this Agreement and the transactions contemplated hereby.

   8.8 Delivery of Certain Financial Statements.

   (a) In addition to disclosure in Fund SEC Documents required to be filed by the Fund, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, the Fund shall provide to APF and the OP General Partner with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by the Fund and each of the General Partners that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of the Fund as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   (b) In addition to disclosure in APF SEC Documents required to be filed by APF, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, APF shall provide to the Fund and the General Partners with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by APF that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of APF as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   8.9 State Takeover Statutes. APF, the APF Board of Directors, the Operating Partnership, the Fund and the General Partners shall (i) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation, including without limitation, the control share acquisition provisions of Section 3-701 et seq. of the Maryland GCL and the business combination provisions of Section 3-601 et seq of the Maryland GCL (each, a "Takeover Statute"), is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and
(ii) if any Takeover Statute becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

   8.10 Exclusivity. None of the General Partners shall solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Fund (including any acquisition structured as a merger, consolidation, or share exchange). The General Partners shall notify APF and the Operating Partnership immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

   8.11 Listing. APF shall effect, at or before the issuance of any APF Common Shares issued as Share Consideration pursuant to Article IV, authorization for listing or quotation of such APF Common Shares on the NYSE, subject to official notice of issuance.

   8.12 Maintenance of APF's Business. During the period from the date of this Agreement to the Effective Time, APF will not take any action that adversely affects the ability of APF (i) to pursue its business in the ordinary course,
(ii) to seek to preserve intact its current business organizations (iii) to preserve its relationships with its tenants and (iv) will not take any action to affect it status as a REIT for federal income tax purposes.

   8.13 Registration of Share Consideration. APF shall cause the Registration Statement to become effective prior to the Closing Date.

   8.14 Delivery and Approval of Disclosure Schedule and Schedule 1. Within fifteen (15) business days after the date of this Agreement the General Partners shall deliver to APF the Disclosure Schedule and APF shall deliver to the General Partners Schedule 1. Within fifteen (15) business days after APF receives the Disclosure Schedule it shall give the General Partners notice either that the disclosures in the Disclosure Schedule are, as to substance, satisfactory to APF, in its sole and absolute discretion, or that they are not satisfactory and that APF terminate this Merger Agreement pursuant to Section
11.2. Likewise, within fifteen (15) business days after the General Partners receive Schedule 1, the General Partners shall give APF notice either that the disclosures in Schedule 1 are, as to substance, satisfactory to them, in their sole and absolute discretion, or that they are not satisfactory and that such General Partners terminate the Agreement pursuant to Section 11.2. In the case of both APF and the General Partners, the failure of either to give the notice specified above within the applicable fifteen (15) business day period shall constitute approval of the Disclosure Schedule or Schedule 1, as applicable.

   8.15 Certain Acquisitions. APF or its Subsidiaries shall acquire CNL Fund Advisors, Inc., CNL Financial Corp. and CNL Financial Services, Inc. (collective, the "CNL Restaurant Services Group") substantially in accordance with the terms and conditions set forth in their respective merger agreements dated on or about the date hereof or such other terms that are mutually agreed to by the parties.

                                   ARTICLE IX

                             Post-Closing Covenants

   The Parties agree as follows with respect to the period following the
Closing:

   9.1 General. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XII below). The General Partners acknowledge and agree that from and after the Closing, the Surviving Partnership will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Fund.

   9.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Fund, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Article XII below).

   9.3 Transition. The General Partners will not take any action that is designed or intended to have the effect of discouraging any tenant, lessor, licensor, customer, supplier, or other business associate of the Fund from maintaining the same business relationships with the Surviving Partnership after the Closing as it maintained with the Fund prior to the Closing.

   9.4 Confidentiality.

   (a) The General Partners and the Fund will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to APF or the OP General Partner, as applicable, or destroy, at the request and option of APF or the OP General Partner, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the General Partners or the Fund is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such General Partner or the Fund, as applicable, will notify APF or the OP General Partner, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such General Partner or the Fund is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such General Partner or the Fund, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that such General Partner or the Fund, as applicable, shall use its best efforts to obtain, at the request of APF or the OP General Partner, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as APF or the OP General Partner, as applicable, shall designate.

   (b) APF, the OP General Partner and the Operating Partnership will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and, if the Closing does not occur, deliver promptly to the Fund General Partners, as applicable, or destroy, at the request and option of the Fund or the General Partners, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. Prior to the Closing and if the Closing does not occur, in the event that any of APF, the OP General Partner or the Operating Partnership is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, APF, the OP General Partner or the Operating Partnership, as applicable, will notify the Fund or the General Partners, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this
Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, APF, the OP General Partner or the Operating Partnership is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then APF, the OP General Partner or the Operating Partnership, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that APF, the OP General Partner or the Operating Partnership, as applicable, shall use its best efforts to obtain, at the request of the Fund or the General Partners, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Fund or the General Partners, as applicable, shall designate.

   9.5 Covenant Not to Compete. Unless employed by the Surviving Partnership or APF after the Closing, for a period of three years from and after the Closing Date, none of the General Partners will engage directly or indirectly in any business serving the restaurant industry that the Surviving Partnership or APF conducts as of the Closing Date, except existing restaurant businesses and properties currently owned or advised by affiliates of CNL Group, Inc., including CNL Advisory Services, Inc. In addition, and not in lieu of the foregoing, for a period of three years from and after the Closing Date, James
M. Seneff, Jr. hereby covenants and agrees not to engage or participate, directly or indirectly, as principal, agent, executive, employee, employer, consultant, stockholder, partner or in any other individual capacity whatsoever, in the conduct or management of, or own any stock or any other equity investment in or debt of, any business that relates to the ownership, acquisition or development of "restaurant operations"; provided, however, for the purposes of this Agreement, "restaurant operations" shall not include the ownership, acquisition or development of hotel and health care properties that contain restaurant operations and those entities set forth on Schedule 9.5, and provided further, the noncompetition covenant shall not operate to preclude Mr. Seneff's ownership of APF Common Shares and of up to 5% of the equity securities of companies whose common stock is publicly traded that are engaged in owning, operating, franchising or making are engaged in owning, operating, franchising or making loans to restaurants and restaurant companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

   9.6 Tax Matters.

   (a) If there is an adjustment to any item reported on a pre-closing Tax Return that results in an increase in the Taxes payable by the Fund or any of the General Partners, and such adjustment results in a corresponding adjustment to items reported on a post-closing Tax Return with the result that the Taxes payable either by APF, any of its Subsidiaries, or by any consolidated group of companies of which APF or any Subsidiary are then members are reduced, or a refund of Taxes is increased, then any APF Indemnity Claim that the General Partners or Fund owes APF or the Operating Partnership pursuant to Article XII below shall be reduced by the amount by which such Taxes are reduced or such refunds are increased.

   (b) Any refund or credit of Taxes (including any statutory interest thereon) received by APF or any of its Subsidiaries attributable to periods ending on or prior to or including the Closing Date that were paid by the Fund pursuant to this Agreement shall reduce any APF Indemnity Claim that the General Partners or the Fund owes APF pursuant to Article XII below by an amount equal to the amount of such refund or credit.

   (c) In the event that APF or any of its Subsidiaries receives notice, whether orally or in writing, of any pending or threatened federal, state, local or foreign tax examinations, claims settlements, proposed adjustments or related matters with respect to Taxes that could affect the Fund or the General Partners, or if the Fund or any of the General Partners receives notice of such matters that could affect APF or any of its Subsidiaries, the party receiving such notice shall notify in writing the potentially affected party within ten
(10) days thereof. The failure of either party to give the notice required by this Section shall not impair such party's rights under this Agreement except to the extent that the other party demonstrates that it has been damaged thereby.

   (d) The General Partners shall have the responsibility for, and shall be entitled, at their expense, to contest, control, compromise, reasonably settle or appeal all proceedings with respect to pre-closing Taxes.

                                   ARTICLE X

                       Conditions to Obligation to Close

   10.1 Conditions to Each Party's Obligation. The respective obligations of APF, the OP General Partner, the Operating Partnership, the Fund and the General Partners to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived upon the written consent of APF and the General Partners:

   (a) Governmental Approvals and Consents. The Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Sections 5.1, 6.4, and 7.3 above.

   (b) No Injunction or Proceedings. There shall not be any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, in the reasonable judgment of APF or the General Partners, (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

   (c) No Suspension of Trading, Etc. At the Effective Time, there shall be no declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war or other international, armed hostility or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of APF, would have a Material Adverse Effect on the Fund or, in the sole judgment of any of the General Partners, would have a Material Adverse Effect on APF.

   (d) Shareholder/Partner Approvals. The stockholders of APF shall have approved APF's Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A, and the Partners of the Fund shall have approved the Merger Proposal, amendments to the partnership agreement, if any.

   (e) Registration of Share Consideration. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

   10.2 Conditions to Obligation of APF, the OP General Partner and the Operating Partnership. The obligations of APF, the OP General Partner and the Operating Partnership to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) the General Partners and the Fund shall have delivered to APF and the OP General Partner a certificate to the effect that:

     (i) the representations and warranties set forth in Article V and
  Article VII above are true and correct in all material respects at and as of the Closing Date;

     (ii) the General Partners and the Fund have performed and complied with all of their covenants hereunder in all material respects at and as of the Closing Date;

     (iii) the General Partners and the Fund have procured all of the material third-party consents specified in, respectively, Section 5.2 and
  Section 7.4 above and the related sections of the Disclosure Schedule; and

     (iv) no action, suit, or proceeding is pending or, to their Knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
  (C) affect adversely the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

Notwithstanding the foregoing, APF's obligation to close as a result of a breach of the representations and warranties contained in Section 7.24 shall be governed solely by Section 10.2(e) below.

   (b) since December 31, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of the Fund, such determination to be made in the reasonable discretion of APF;

   (c) APF and the Operating Partnership shall have received an opinion dated as of the Closing Date from Baker and Hostetler LLP, counsel to the General Partners and the Fund, taken as a whole, in form and substance reasonably satisfactory to APF and the Operating Partnership;

   (d) APF shall have received the Disclosure Schedule and approved it in accordance with Section 8.14;

   (e) There shall not exist an unlawful environmental condition on one or more properties owned by the Fund, which in the opinion of a mutually acceptable environmental engineer or consultant, would require APF to expend in excess of $4,042,635 in order to remediate such unlawful environmental condition and cause the subject property or properties to comply with applicable environmental laws, ordinances, regulations or orders; and

   (f) If each of the CNL Income Funds approves its respective Proposed Acquisition, Merrill Lynch & Co. shall not have withdrawn its Fairness Opinion issued in connection with the Merger. If a Proposed Acquisition is not approved by the applicable CNL Income Fund, then the Special Committee of the Board of Directors of APF shall have received a fairness opinion addressed to APF and its stockholders from Merrill Lynch & Co. as to the fairness of the Proposed Acquisitions that were approved by the respective CNL Income Fund, including the consideration to be paid in connection therewith, to APF and its stockholders from a financial point of view.

   APF, the OP General Partner and the Operating Partnership may waive any condition specified in this Section 10.2 if they execute a writing so stating at or prior to the Closing.

   10.3 Conditions to Obligation of the General Partners and the Fund. The obligations of the General Partners and the Fund to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) APF, the OP General Partner and the Operating Partnership shall have delivered to the General Partners and the Fund a certificate to the effect that:

     (i) the representations and warranties set forth in Article VI above are true and correct in all material respects at and as of the Closing Date;

     (ii) APF, the OP General Partner and the Operating Partnership have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

     (iii) no action, suit, or proceeding is pending or, to their knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

   (b) APF shall have delivered to the Fund for distribution to the Partners the Share Consideration pursuant to Section 4.2 and, as applicable, the cash and Notes pursuant to Section 4.4;

   (c) since September 30, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of APF;

   (d) APF shall have acquired the CNL Restaurant Services Group;

   (e) the General Partners shall have received Schedule 1 and approved it in accordance with Section 8.14;

   (f) the APF Common Shares shall have been approved for listing on the NYSE subject to official notice of issuance;

   (g) the General Partners shall have received an opinion dated as of the Closing Date from Shaw Pittman Potts & Trowbridge, counsel to APF and the Operating Partnership, in form and substance reasonably satisfactory to the General Partners; and

   (h) Legg Mason Wood Walker Incorporated shall not have withdrawn the Fund Fairness Opinion.

   The General Partners and the Fund may waive any condition specified in this
Section 10.3 if they execute a writing so stating at or prior to the Closing.

                                  ARTICLE XI

                                  Termination

   11.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the General Partners, the limited partners of the Fund, the OP General Partner or the stockholders of APF, respectively, either by the mutual written consent of APF, the OP General Partner and the General Partners or by mutual action of the General Partners and the Boards of Directors of each of the corporate General Partner and the OP General Partner and the Special Committee.

   11.2 Termination by Individual Parties. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee and the Board of Directors of the OP General Partner in the event of a failure of a condition to the obligations of APF and the Operating Partnership set forth in
Section 10.2 of this Agreement; (b) by the General Partners in the event of a failure of a condition to the obligations of General Partners or the Fund set forth in Section 10.3 of this Agreement; (c) any Party if the Merger shall not have occurred by December 31, 1999 or (d) if a United States federal or state court of competent jurisdiction or United States federal or state governmental agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, in the case of a termination pursuant to clause (a) or (b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

   11.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article XI, no Party hereto (or any of its directors or officers) shall have any liability or further obligation to any other Party to this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement or the obligations set forth in Sections 9.4 and 13.11.

                                  ARTICLE XII

                                Indemnification

   12.1 Indemnity Obligations of the General Partners and the Fund. Subject to Sections 12.5 and 12.6 hereof, each of the General Partners severally, in accordance with its percentage interest in the Share Consideration and limited in amount to the value of the APF Common Shares received by it, based upon the average per share closing price of the APF Common Shares for the first twenty trading days after the APF Common Shares are listed on NYSE (the "20 Day Average Price"), agree to indemnify and hold APF, the OP General Partner and the Surviving Partnership harmless from, and to reimburse APF, the OP General Partner and the Surviving Partnership for, any APF Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "APF Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, cost, or expense of any nature whatsoever resulting from (i) any breach of any representation and warranty of any of the General Partners or the Fund which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements, or undertakings of any of the General Partners or the Fund which are contained in or made pursuant to this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 12.1.

   12.2 Indemnity Obligations of APF, the OP General Partner and the Operating Partnership. Subject to Sections 12.5 and 12.6 hereof, APF, the OP General Partner and the Operating Partnership (including in its capacity as the Surviving Partnership) hereby jointly and severally agree to indemnify and hold each of the General Partners and the Fund harmless from, and to reimburse each of the General Partners and the Fund for, any Fund Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "Fund Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, cost, or expense of any nature whatsoever incurred by any of the General Partners or the Fund resulting from
(i) any breach of any representation and warranty of APF, the OP General Partner or the Operating Partnership which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements, or undertakings of APF, the OP General Partner and the Operating Partnership which are contained in or made pursuant to the terms and conditions of this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this
Section 12.2.

   12.3 Appointment of Representative. James M. Seneff, Jr. is hereby appointed as the exclusive agent of the General Partners and the Fund to act on their behalf with respect to any and all Fund Indemnity Claims and any and all APF Indemnity Claims arising under this Agreement or such other representative as may be hereafter appointed by the General Partners. Such agent is herein referred to as the "Representative." The Representative shall take, and the General Partners agree that the Representative shall take, any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the General Partners and the Fund, as fully as if such parties were acting on their own behalf, including, without limitation, asserting Fund Indemnity Claims against APF, the OP General Partner and the Operating Partnership, defending all APF Indemnity Claims, consenting to, compromising, or settling all Fund Indemnity Claims and APF Indemnity Claims, conducting negotiations with APF, the OP General Partner and the Operating Partnership and their representatives regarding such claims, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants, or other representatives in connection with the foregoing matters. APF, the OP General Partner and the Operating Partnership shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the General Partners and the Fund. The Representative, acting pursuant to this Section 12.3, shall not be liable to any of the General Partners or the Fund for any act or omission, except in connection with any act or omission that was the result of the Representative's bad faith or gross negligence.

   12.4 Notification of Claims. Subject to the provisions of Section 12.5, in the event of the occurrence of an event which any Party asserts constitutes an APF Indemnity Claim or a Fund Indemnity Claim, as applicable, such Party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim and which is in the possession of the indemnified party. If such event involves the claim of any third party (a "Third-Party Claim"), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment, or compromise of any such Third-Party Claim, and to employ counsel to assist such indemnifying party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third-Party Claim, to join in the defense, settlement, adjustment, or compromise of the same. An indemnified party's failure to give timely notice or to furnish the indemnifying party with any relevant data and documents in connection with any Third-Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such Party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party. Any indemnifying party may elect, at such Party's sole expense, to assume control of the defense, settlement, adjustment, or compromise of any Third-Party Claim, with counsel reasonably acceptable to the indemnified parties, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all indemnified parties before entering into any settlement, adjustment, or compromise of such claims, or ceasing to defend against such claims, unless such settlement is a cash settlement and contains an unconditional release of the indemnified party from all existing and future claims with respect to the matter being contested. In connection with any Third-Party Claim, the indemnified party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third-Party Claim.

   12.5 Survival. All representations and warranties, and, except as otherwise provided in this Agreement, all covenants and agreements of the parties contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive until eighteen months from the Closing Date; provided, however, the representations and warranties contained in Sections 6.2, 6.3 and 7.11 shall survive until the expiration of the applicable statute of limitations with respect to the matters covered thereby. No claim shall be made after the applicable survival period.

   12.6 Limitations. Notwithstanding the foregoing, any claim by an indemnified party against any indemnifying party under this Agreement shall be payable by the indemnifying party only in the event, and to the extent, that the accumulated amount of the claims in respect of such indemnifying party's obligations to indemnify under this Agreement shall and the other claims described in Article XIII exceed in the aggregate the dollar amount specified in Article XIII. As to APF Indemnity Claims, the liability of each General Partner shall be limited as provided in Article XIII.

   12.7 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, no Party hereto is making any representation, warranty, covenant, or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, or agreement contained herein or in any certificate or other document delivered pursuant hereto relating to the Merger shall give rise to any right on the part of any Party hereto, after the consummation of the Merger, to rescind this Agreement or the transactions contemplated by this Agreement. Following the consummation of the Merger, the rights of the Parties under the provisions of this Article XII shall be the sole and exclusive remedy available to the Parties with respect to claims, assertions, events, or proceedings arising out of or relating to the Merger.

                                  ARTICLE XIII

                            Limitation of Liability

   13.1 Threshold. Notwithstanding anything to the contrary stated in this Agreement, in no event (i) shall the General Partners or any of them have any liability to APF and/or the OP General Partner and the Surviving Partnership on account of any APF Indemnity Claim or for any claim for breach of warranty or for misrepresentation, or any other claim whatsoever arising under this Agreement or in connection with the transaction contemplated herein (individually a "Claim" and collectively, "Claims") or for any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever directly resulting from Claims (collectively, "Losses") unless, until and only to the extent that the accumulated amount of all Losses exceeds the amount of $404,264 in the aggregate (the "Threshold") nor (ii) shall the individual or aggregate liability of the General Partners on account of Claims and Losses exceed the value of APF Common Shares actually issued to the General Partners in the Merger valued at the 20 Day Average Price. To the extent that any Claim is asserted against more than one General Partner, each General Partner shall be liable only for such General Partner's proportionate share of the Claim based on the percentage that the APF Common Shares received by such General Partner in the Merger is of the total APF Commons Shares comprising the Share Consideration. Any Claim against a General Partner, including an APF Indemnity Claim, may be satisfied by such General Partner, in its sole discretion, by surrendering to the claimant(s) APF Common Shares at a value equal to the closing price per share of such shares on the NYSE on the last trading day preceding the date such APF Common Shares are surrendered.

   13.2 Special Indemnification. APF agrees to indemnify, defend and hold harmless the General Partners against any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever, including reasonable attorneys' fees, arising after the Effective Time that would have arisen in their capacity as General Partners of the Fund had the Merger not been consummated and that are the result of APF's alleged actions or inactions. The Threshold described in Section 13.1 above shall not apply to APF obligations to indemnify the General Partners pursuant to this
Section 13.2.

                                  ARTICLE XIV

                                 Miscellaneous

   14.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of APF and the General Partners; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

   14.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

   14.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

   14.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of APF and the General Partners.

   14.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   14.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   14.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given, as of the date two business days after mailing, if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to the Fund or the General Partners:

     c/o James M. Seneff, Jr.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 423-2894

  With copy to:

     Baker & Hostetler LLP
     Sun Trust Center, Suite 2300
     200 South Orange Avenue
     Orlando, Florida 32801
     Attn: Kenneth C. Wright, Esq.
     Telecopy: (407) 841-0168

  If to APF or the Operating Partnership:

     Curtis B. McWilliams
     Executive Vice President
     CNL American Properties, Inc.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 650-1000

  With copy to:

     Shaw Pittman Potts & Trowbridge
     2300 N Street, N.W.
     Washington, D.C. 20037
     Attn: John M. McDonald, Esq.
     Telecopy: (202) 663-8007

   Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

   14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   14.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by APF, the OP General Partner and the General Partners. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   14.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   14.11 Expenses. If the Closing occurs, APF will bear all costs and expenses of the Parties incurred in connection with this Agreement and the transactions contemplated hereby to the extent not already paid by the Fund or the General Partners. If the Closing does not occur, APF, the OP General Partner and the Operating Partnership will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and the General Partners and the Fund will divide their costs and expenses (including legal fees and expenses) as follows:
(i) the Fund shall bear that percentage of the costs and expenses equal to the percentage obtained by dividing the number of Fund votes in favor of the Merger by the sum of the total number of votes cast and the total number of abstentions and (ii) the General Partners shall bear the remainder of the costs and expenses.

   14.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

   14.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

   14.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 13.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

   14.15 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in and for Orange County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL INCOME FUND VIII, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne
                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.
                                          James M. Seneff, Jr., as General
                                           Partner

                       CNL AMERICAN PROPERTIES FUND, INC.
                         SUPPLEMENT DATED       , 1999
                                       TO
                   PROSPECTUS/CONSENT SOLICITATION STATEMENT
                               DATED       , 1999
                          FOR CNL INCOME FUND IX, LTD.

   This Supplement is being furnished to you, as a Limited Partner of CNL Income Fund IX, Ltd., which we refer to as the Income Fund, for the purpose of enabling you to evaluate the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., a Maryland corporation, which is a real estate investment trust. This Supplement is designed to summarize only the risks, effects, fairness and other considerations of the proposed acquisition that are unique to you and the other Limited Partners of your Income Fund. This Supplement does not purport to provide an overall summary of the proposed acquisition and should be read in conjunction with the accompanying Prospectus/Consent Solicitation Statement, which includes detailed discussions regarding APF and the other Income Funds being acquired by APF. Accordingly, the discussions in this Supplement are qualified by the more expanded treatment of these matters appearing in the Prospectus/Consent Solicitation Statement. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" when used herein refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of your Income Fund. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., a wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership.

                                    OVERVIEW

   Pursuant to the Prospectus/Consent Solicitation Statement and this Supplement, you are being asked to approve the Acquisition of your Income Fund by APF. Your Income Fund is one of 18 limited partnerships (which we refer to collectively as the Funds) that APF is seeking to acquire. Supplements have also been prepared for each of the other Funds, copies of which may be obtained without charge to each Limited Partner or his representative upon written request to D.F. King & Co., 77 Water Street, New York, New York 10005.

What is APF?

   APF is a full-service real estate investment trust (or a REIT), formed in 1994, whose primary business, like that of the Funds, is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. As a full-service REIT, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains, from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time of the consummation of the Acquisition and will be one of the largest triple-net lease REITs in the United States.

How many shares of common stock (or APF Shares) will I receive if my Income Fund is acquired by APF?

   Your Income Fund will receive 3,700,097 APF Shares. You will receive your pro rata portion of such shares in accordance with the terms of your Income Fund's partnership agreement. APF has assigned a value, which we refer to as the Exchange Value, of $10.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing. It is possible that the APF Shares will trade at prices substantially below the Exchange Value. APF has, however, recently sold approximately 75 million APF Shares through three public offerings at offering prices per APF share equal to the Exchange Value. At December 31, 1998, of the approximately $750 million raised by APF, APF has used approximately $550 million to acquire restaurant properties and to make mortgage loans and had approximately $120 million in uninvested proceeds which APF expects to invest during the first quarter of 1999. The remaining proceeds were used to pay fees and other offering expenses.

What is the required vote necessary to approve the Acquisition?

   Pursuant to the terms of your Income Fund's partnership agreement, APF's acquisition of your Income Fund may not be consummated without the approval of greater than 50% of the outstanding limited partnership Units. Such an approval by your Income Fund's limited partners will be binding on you even if you vote against the Acquisition.

Did you receive a fairness opinion in connection with APF's acquisition of my Fund?

   Yes. Legg Mason Wood Walker, Incorporated rendered an opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds.

Do you, as the general partners of my Income Fund, recommend that I vote in favor of the proposed Acquisition?

   Yes. We unanimously recommend that you vote "For" the proposed Acquisition. We believe that the Acquisition is the best means to maximize the value of your investment in your Fund as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

How do I vote?

   Just indicate on the enclosed consent form how you want to vote, and sign and mail it in the enclosed postage-paid return envelope as soon as possible, so that at the Special Meeting of Limited Partners, your Units may be voted "For" or "Against" APF's acquisition of your Income Fund. If you sign and send in your consent form and do not indicate how you want to vote, your consent form will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?

   Yes, subject to certain limitations. If you vote "Against" the Acquisition, but your Income Fund is nevertheless acquired by APF, you may elect to receive a payment (which we call the Cash/Notes Option) that is 10% in cash and 90% in
 % Callable Notes due       , 2006 (or Notes) based on the liquidation value of
your Income Fund, as determined by Valuation Associates, the appraisal firm that we engaged in connection with the Acquisition. Such liquidation value will be lower than the aggregate Exchange Value of the APF Shares offered to your Income Fund in the Acquisition. The Notes will bear interest at a rate equal to
 %, which was determined based on 120% of the applicable federal rate as of
      , 1999. Please note that you may only receive the Cash/Notes Option if you have voted "Against" the Acquisition and you elect to receive the Cash/Notes Option on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you voted "For" the Acquisition, or you voted "Against" the Acquisition and did not affirmatively select the Cash/Notes Option. The Notes will not be listed on any exchange or automated quotation system, and a market for the Notes will not likely develop.

What are the tax consequences of the Acquisition to me?

   The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners in your Income Fund are tax-deferred or tax-exempt entities (for example, pension plans, 401(k) plans or IRAs), if you are a person subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will be based on the difference between the value of the APF Shares or the tax basis of your Units. If you elect the Cash/Notes Option, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares and cash received by your Income Fund over the tax basis of your Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain real property gain.

   We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

   We have estimated, based on the Exchange Value, that the taxable gain per average original $10,000 investment in your Income Fund will be $1,918. To review the tax consequences to the Limited Partners of the Funds in greater
detail, see pages   through   of the Prospectus/Consent Solicitation Statement
and "Federal Income Tax Considerations" in this Supplement.

                                  RISK FACTORS

   As a result of APF's Acquisition of your Income Fund, you will assume the risks associated with the assets of APF and the other Funds acquired by APF. Although the majority of APF's assets and the assets of the other Funds acquired by APF are substantially similar to those of your Income Fund, the restaurant properties owned by APF and the other Funds acquired by APF may be differently constructed, located in a different geographic area or of a different restaurant chain than the restaurant properties owned by your Income Fund. Because the market for real estate may vary from one region of the country to another, the change in geographic diversity may expose you to different and greater risks than those to which you are presently exposed. For geographic information regarding APF's and the Funds' restaurant properties, see "APF's Business and The Restaurant Properties--Business Objectives and Strategies" and "--The Restaurant Properties--General" and "Business of the Funds--Description of Restaurant Properties" in the Prospectus/Consent Solicitation Statement.

   The following is a description of the most significant potential disadvantages, adverse consequences and risks of the Acquisition that are applicable to your Income Fund. This description is qualified in its entirety by the more detailed discussion in the section entitled "Risk Factors" contained in the Prospectus/Consent Solicitation Statement.

 Investment Risks

 .  Uncertainty Regarding the Exchange Value and Trading Price of APF Shares
   Following Listing. Your Income Fund will be receiving 3,700,097 APF Shares if your Income Fund approves the Acquisition. There has been no prior market for the APF Shares, and it is possible that the APF Shares will trade at prices substantially below the Exchange Value or the historical book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Funds who become APF stockholders as a result of the Acquisition, will have transformed their investment in non-tradable Units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares is relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at amounts substantially less than the Exchange Value as a result of increased selling activity following the issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

 .  Decrease in Distributions. In each of the years ended December 31, 1995,
   1996 and 1997, your Income Fund made $910, $910, and $920, respectively, in distributions, per $10,000 investment to you. Based on APF's pro forma financial information, and assuming APF acquires only your Income Fund and that each Limited Partner of your Income receives only APF Shares, you would have received, for the year ended December 31, 1997, $598 in distributions per $10,000 of original investment, which is 35.0% less than the

   $920 distributed to you as Limited Partner during the same period. The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the year ended December 31, 1997 and for the nine months ended September 30, 1998 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition. See "Cash Distributions to Limited Partners of Your Fund."

 .  Conflicts of Interest in the Acquisition; Substantial Benefits to Related
   Parties. There are certain conflicts of interest inherent in the structure of the Acquisition of your Income Fund. We, James M. Seneff, Jr. and Robert
   A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne, are the three general partners of the Funds. As Board members of APF, Messrs. Seneff and Bourne have an interest in the completion of the Acquisition that may or may not be aligned with your interests as a Limited Partner of the Income Fund or with their own positions as the general partners of your Income Fund. Assuming only your Income Fund is acquired in the Acquisition, we will receive 33,349 APF Shares. In the event that your Income Fund is not acquired, however, we, as general partners of your Income Fund, may be required to pay all or a substantial portion of the Acquisition costs allocated to your Income Fund to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition. For additional information regarding the Acquisition costs allocated to your Income Fund, see "Comparison of Alternative Effect on Financial Condition and Results of Operations" contained in this Supplement.

 .  Fundamental Change in Nature of Investment. The Acquisition of your Income
   Fund involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in your Income Fund, which has a fixed portfolio of restaurant properties in which you participate in the profits from the operation of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple-net basis, on the date that the Acquisition is consummated (assuming only your Income Fund was acquired as of September 30, 1998), 398 restaurant properties. The risks inherent in investing in an operating company such as APF include APF's ability to invest in new restaurant properties that are not as profitable as APF anticipated, the incurrence of substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and making mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay.

     As an APF stockholder, you will receive the benefits of your investment through (i) dividend distributions on, and (ii) increases in the value of, your APF Shares. In addition, your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale or refinancing of your Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares (or from the combination of cash paid to and payments on any Notes if you elect the Cash/Notes Option). An investment in APF may not outperform your investment in the Income Fund.

 . Original Investment Timeframe. Your Income Fund's partnership agreement provides that unless earlier terminated pursuant to its terms, your Income Fund will be terminated, dissolved, and its assets liquidated on December 31, 2019. At the time of your Income Fund's formation, we contemplated that its investment program would terminate (and its investments would be liquidated) some time between 1998 and 2003. Because your Income Fund is in the anticipated termination timeframe, we could elect to liquidate your Income Fund. However, we have no current plans to dispose of your Income Fund's restaurant properties if the Limited Partners do not approve the Acquisition.

 Real Estate/Business Risks

 .  Risk of Default on Mortgage Loans and Market Risks associated with
   Securitizations. APF will be subject to certain risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default.

     In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize (thereby remaining exposed to the related credit and repayment risks on such mortgage loans,) and seek a different source for funding its operations than securitizations.

     APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would typically retain a residual-interest security and may retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default, and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

     APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

 . Risks Associated with Leverage. APF has funded and intends to continue to Fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. At the time of the consummation of the Acquisition, as a general policy, APF's Board of Directors will borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's funds from operations and its ability to make distributions to its stockholders.

 . Acquisition and Development Risks. APF plans to pursue its growth strategy through the acquisition and development of additional restaurant properties. To the extent that APF does pursue this growth strategy, we do not know that it will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

 Tax Risks

 . Failure of APF to Qualify as a REIT for Tax Purposes. If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

 . Risks Associated with Distribution Requirements. Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to maintain its status as a REIT.

 . Changes in Tax Law. APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans. For a more detailed discussion of the risks associated with the Acquisition, see "Risk Factors" in the Prospectus/Consent Solicitation Statement.

                       CONSIDERATION PAID TO INCOME FUND

   The following table sets forth, for your Income Fund (i) the aggregate amount of original Limited Partner investments in each Fund less any distributions of net sales proceeds paid to the Limited Partners of that Fund,
(ii) the original amount of Limited Partner investments in each Fund less any distributions of net sales proceeds per average $10,000 investment, (iii) the number of APF Shares to be paid to your Income Fund, (iv) the estimated value of the APF Shares paid to your Income Fund, (v) the estimated Acquisition expenses allocated to your Income Fund, (vi) the estimated value, based on the Exchange Value, of APF Shares paid to your Income Fund after deducting Acquisition expenses, and (vii) the estimated value, based on the Exchange Value, of APF Shares you will receive for each $10,000 of your original investment:

                      Original
                      Limited
                      Partner
    Original        Investments
    Limited           Less any
    Partner       Distributions of             Estimated                                Estimated Value
  Investments        Net Sales     Number of   Value of                                  of APF Shares
    Less any        Proceeds per      APF         APF                  Estimated Value    per Average
Distributions of      $10,000        Shares     Shares     Estimated    of APF Shares   $10,000 Original
   Net Sales          Original     Offered to Payable to  Acquisition after Acquisition Limited Partner
  Proceeds(1)      Investment(1)    Fund(2)     Fund(3)    Expenses      Expenses(3)     Investment(3)
----------------  ---------------- ---------- ----------- ----------- ----------------- ----------------
  $35,000,000         $10,000      3,700,097  $37,000,970  $420,663      $36,580,307        $10,356

--------
(1)  Income Fund has had no distributions of net sales proceeds.
(2) The APF Shares payable to each Fund as set forth in this chart will not change if APF acquires fewer than all of the Funds in the Acquisition. This number assumes that none of the Limited Partners of the Fund has elected the Cash/Notes Option.
(3) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

   Upon completion of the Acquisition of your Income Fund, the operations and existence of your Income Fund will cease. For more detailed information, see "The Acquisition" in the Prospectus/Consent Solicitation Statement. If your Income Fund does not approve the Acquisition, we do not contemplate that your Income Fund would be liquidated in the near future. The Acquisition, however, does not result in an all-cash payment to you in the liquidation of your investment. For example, if you are eligible for and choose the Cash/Notes Option, you become a Noteholder of APF. You will have exchanged your Units for unsecured debt obligations of APF which may not be retired in full until
  , 2006, a date approximately seven years after the date the Acquisition of your Income Fund occurs. On the other hand, if you exchange your Units for APF Shares, you will receive an equity interest in APF whose marketability will depend upon the market that may develop with respect to the APF Shares, which will be listed on the NYSE.

                          EXPENSES OF THE ACQUISITION

   If your Income Fund approves the Acquisition, the portion of the Acquisition expenses attributable to your Income Fund will be paid by your Income Fund, as detailed below. The number of APF Shares paid to your Income Fund would reflect a reduction for your Income Fund's expenses of the Acquisition.

   If the Acquisition of your Income Fund is not approved, we will bear a percentage of all Acquisition expenses equal to the total number of abstentions and "Against" votes cast by the Limited Partners of your Income Fund, divided by the total number of abstentions and votes cast by you and the other Limited Partners of your Income Fund. In such event, your Income Fund will bear the remaining Acquisition expenses.

   The following table sets forth the estimated Acquisition expenses of acquiring your Income Fund:

                         Pre-closing Transaction Costs

     Legal Fees....................................................... $ 17,546
     Appraisals and Valuation.........................................    7,019
     Fairness Opinions................................................   31,583
     Registration, Listing and Filing Fees............................      --
     Soliciting Dealer Fee............................................   77,079
     Financial Consulting Fees........................................      --
     Environmental Fees...............................................   43,866
     Accounting and Other Fees........................................   50,891
                                                                       --------
       Subtotal.......................................................  227,984

                           Closing Transaction Costs

     Transfer Fees and Taxes..........................................   63,583
     Legal Fees.......................................................   70,305
     Recording Costs..................................................      --
     Other............................................................   58,791
                                                                       --------
       Subtotal.......................................................  192,679
                                                                       --------
     Total............................................................ $420,663
                                                                       ========

                                 REQUIRED VOTE

Limited Partner Approval Required by the Partnership Agreement

     Article 12 of your Income Fund's partnership agreement provides that the vote of Limited Partners representing greater than 50% of the outstanding Units is required to approve a "Liquidating Sale," which is defined by the partnership agreement to include a transaction or series of transactions resulting in the transfer of 80% or more in value of Income Fund's restaurant properties acquired within two years of the initial date of the prospectus (March 20, 1991). Because the Acquisition of your Income Fund is a Liquidating Sale within the meaning of the partnership agreement, it may not be consummated without the approval of Limited Partners representing greater than 50% of the outstanding Units.

Consequence of Failure to Approve the Acquisition

     If the Limited Partners of your Income Fund representing greater than 50% of the outstanding Units do not vote "For" the Acquisition, the Acquisition may not be consummated under the terms of the partnership agreement. In such event, we plan to continue to operate your Income Fund as a going concern and to eventually dispose of your Income Fund's restaurant properties approximately 7 to 12 years after they were acquired (or as soon thereafter as, in our opinion, market conditions permit), as contemplated by the terms of the partnership agreement.

Special Meeting to Discuss the Acquisition

     We have scheduled a special meeting of the Limited Partners of your Income Fund to discuss the solicitation materials, which include the Prospectus/Consent Solicitation Statement, this Supplement and the other materials distributed to you, and the terms of APF's Acquisition of your Income Fund, prior to voting on the Acquisition. The special meeting will be held at
10:00 a.m., Eastern time, on       , 1999, at          . We and members of
APF's management intend to solicit actively your support for the Acquisition and would like to use the special meeting to answer questions about the Acquisition and the solicitation materials (as defined below) and to explain in person our reasons for recommending that you vote "For" the Acquisition.

                                VOTING PROCEDURE

   The Prospectus/Consent Solicitation Statement, this Supplement, the accompanying transmittal letter, the power of attorney and the consent form constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" the Acquisition of your Income Fund by APF.

   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding Units of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, in the manner described in the Prospectus/Consent Solicitation Statement. A copy of the Agreement and Plan of Merger dated March 11, 1999, by and between APF and your Income Fund is attached hereto as Appendix B. We encourage you to read it.

   If you are not planning on attending the special meeting of the Limited Partners of your Income Fund and voting in person, you should complete and return the consent form before the expiration of the solicitation period. The solicitation period is the time period during which you may vote "For" or "Against" the Acquisition of your Income Fund. The solicitation period will commence upon delivery of the solicitation materials to you (on or about
 , 1999 and will continue until the later of (a)       , 1999 (a date not less
than 60 calendar days from the initial delivery of the solicitation materials), or (b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond December 31, 1999. Any consent form received by Corporate Election Services prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your Units will be counted as voting "Against" the Acquisition of your Income Fund and you will receive APF Shares if your Income Fund is acquired.

   The consent form consists of two parts. Part A seeks your consent to APF's Acquisition of your Income Fund and certain related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve are described above under "Required Vote--Required Amendment to the Partnership Agreement." If you have interests in more than one Income Fund, you will receive multiple consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter (including the Acquisition), you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without requiring your signatures on multiple documents.

                 COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                  TO THE GENERAL PARTNERS AND THEIR AFFILIATES

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by your Income Fund to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure, which will be in effect after the Acquisition, had been in effect during the years presented below.

   Under your Income Fund's partnership agreement, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. The partnership agreement also provide that we are to be reimbursed for our expenses for services performed for your Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. If your Income Fund is acquired, it will share in the overall cost of managing the consolidated portfolio of properties owned by APF. As stockholders of APF, you and the other former Limited Partners of your Income Fund will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1998, the aggregate amounts accrued or paid by your Income Fund to us are shown below under "Historical" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the years presented, are shown below under "Pro Forma":

                                                                      Nine
                                                                     Months
                                          Year Ended December 31,     Ended
                                          ----------------------- September 30,
                                           1995    1996    1997       1998
                                          ------- ------- ------- -------------
Historical:
  General Partner Distributions..........     --      --      --         --
  Broker/Dealer Commissions(1)...........     --      --      --         --
  Due Diligence and Marketing Support
   Fees..................................     --      --      --         --
  Acquisition Fees.......................     --      --      --         --
  Asset Management Fees..................     --      --      --         --
  Real Estate Disposition Fees(2)........     --      --      --         --
                                          ------- ------- -------    -------
    Total historical.....................     --      --      --         --
Pro Forma:
  Cash Distributions on APF Shares....... $22,083 $26,144 $19,260    $15,217
  Salary Compensation....................     --      --      --         --
                                          ------- ------- -------    -------
    Total pro forma...................... $22,083 $26,144 $19,260    $15,217

--------
(1) A majority of the fees paid as broker-dealer commissions and due diligence and marketing support fees were reallowed to other broker-dealers participating in the offering of the Income Fund's Units.
(2) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners. To date, no such fees have been paid since the required minimum returns have not been made to the Limited Partners.

              CASH DISTRIBUTIONS TO LIMITED PARTNERS OF YOUR FUND

   The information below should be read in conjunction with the information contained herein under the caption "Financial Statements" and in the Prospectus/Consent Solicitation Statement under the caption "Summary--Our Reasons for the Acquisition--Prices for Fund Units."

   The following table sets forth the distributions paid to the Limited Partners of your Income Fund (per $10,000 original investment) for the periods indicated below:

                                                           Nine Months Ended
                                                             Sept. 30, 1998
                                                          --------------------
                                 1993 1994 1995 1996 1997 Historical Pro Forma
                                 ---- ---- ---- ---- ---- ---------- ---------
Distributions from Income....... $882 $850 $845 $837 $831    $500      $453
Distributions from Return of
 Capital(1).....................   18   50   65   73   89     175        19
                                 ---- ---- ---- ---- ----    ----      ----
  Total......................... $900 $900 $910 $910 $920    $675      $472
                                 ==== ==== ==== ==== ====    ====      ====

--------
(1) Cash distributions presented above as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. Accumulated net income includes deductions for depreciation and amortization expense and income from certain non-cash items. This amount is not required to be presented as a return of capital except for purposes of this table, and the Income Fund has not treated this amount as a return of capital for any other purpose.

  Cash distributions for the year ended December 31, 1997, include $70,000 of amounts earned in 1997, but declared payable in the first quarter of 1998.

  The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the nine months ended September 30, 1998 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition.

  Assuming APF maintains its current level of debt for acquiring future restaurant properties, the expected distribution rate per APF Share will be 8.8% (assuming a $10.00 per APF Share price based on the Exchange Value, the annualized dividend per year is expected to be $0.88 per APF Share). Based on the number of APF Shares that you would receive in the Acquisition per your average $10,000 original investment and this distribution rate, you would receive an annual distribution of approximately $911.

                                    FAIRNESS

General

     We believe the Acquisition to be fair to, and in the best interests of your Income Fund. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

  . the terms of the Acquisition are fair to you and the other Limited Partners; and

  . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and certain alternatives to the Acquisition and a review of the financial condition and performance of APF and your Income Fund and the terms of critical agreements, such as your Income Fund's partnership agreement.

   We also believe that the Acquisition is procedurally fair for several reasons. First, the Acquisition is required to be approved by Limited Partners holding greater than 50% of the outstanding Units of your Income Fund and is subject to certain conditions. Second, if your Income Fund is acquired all Limited Partners of your Income Fund who vote against the Acquisition will be given the option of receiving APF Shares or the Cash/Note Option.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others, our relief from certain ongoing liabilities with respect to your Income Fund if it is acquired by APF. For a further discussion of the conflicts of interest and potential benefits of the Acquisition to us, see "Conflicts of Interest" below.

Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners of your Income Fund and maximizes the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Fund. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the Cash/Notes Option, constitutes fair value. In addition, we compared the values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair and is the best way to maximize the return on your investment in light of the values of such consideration.

   2. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners of your Income Fund and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisal of your Income Fund's restaurant properties prepared by Valuation Associates and upon the fairness opinion provided by Legg Mason. A copy of the fairness opinion is attached hereto as Appendix A. We encourage you to read it. We attributed significant weight to the appraisal of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisal of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisal and of Legg Mason to provide the fairness opinion assisted us in the fulfillment of our fiduciary duties to your Income Fund and the Limited Partners, notwithstanding that each of Valuation Associates and Legg Mason received fees for its services and notwithstanding that Legg Mason has previously provided investment banking services to the Funds and to Commercial Net Lease Realty, Inc., a former affiliate of ours. See "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.

   On rendering its opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

  .  the value of fairness of the cash and promissory notes option;

  . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Funds' portfolios or assets if liquidated in real estate markets;

  .  the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts of allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited partners; or

  . any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the Cash/Notes Option.

   3. Valuation of Alternatives. Based on the appraisal of the Income Fund's restaurant properties, we estimated the value of your Income Fund as a ongoing concern and if liquidated. On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of your Income Fund.

   4. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Fund to Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   5. Net Book Value of the Income Fund. We calculated the book value of your Income Fund under generally accepted accounting principles, or GAAP, as of September 30, 1998 per $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is not indicative of the true fair market value of your Income Fund. This figure was compared to the (i) value of the Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998, (ii) value of the Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and
(iii) estimated value of the APF Shares, based on the Exchange Value, paid to each Fund per average $10,000 invested.

                             Summary of Valuations
                       (per $10,000 original investment)

                                                                Estimated Value
                                                                 of APF Shares
                                                                  per Average
                                                                    $10,000
                                                                   Original
                            GAAP Book Liquidation Going Concern Limited Partner
                              Value    Value(1)     Value(1)     Investment(2)
                            --------- ----------- ------------- ---------------
CNL Income Fund IX, Ltd....  $8,418     $9,650       $10,311        $10,356

--------
(1) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.
(2) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be at prices significantly below the Exchange Value.

                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of your Income Fund, we each have an independent obligation to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners of your Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants (including the Limited Partners in other Funds). James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to your Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to your Income Fund and also on APF's Board of Directors.

Benefits to General Partners

   As a result of the Acquisition (assuming only your Income Fund is acquired), we are expected to receive certain benefits, including that we will be relieved from certain ongoing liabilities with respect to Funds that are acquired by APF.

   With respect to our ownership in your Income Fund, we may be issued up to 33,349 APF Shares in the aggregate in accordance with the terms of your Income Fund's partnership agreement. The 33,349 APF Shares issued to us will have an estimated value, based on the Exchange Value, of approximately $333,490 thousand.

   James M. Seneff, Jr. and Robert A. Bourne (your individual general partners), will continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF and Mr. Bourne serving as Vice Chairman. Furthermore, they will be entitled to receive performance-based incentives, including stock options under

APF's 1999 Performance Incentive Plan or any other such plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Funds if the Acquisition does not occur.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the Acquisition to you.

Certain Tax Differences between the Ownership of Units and APF Shares

   Because your Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your Income Fund, regardless of whether any cash is distributed to you. If your Income Fund is acquired by APF, and you have voted "For" the Acquisition, you will receive APF Shares. If you have voted "Against" the Acquisition but your Income Fund is acquired by APF, you may elect the Cash/Notes Option, in which case you will receive cash and Notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Currently, as the owner of Units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Income Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than your Income Fund's tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by your Income Fund. As a result, APF's tax depreciation from the acquired restaurant properties will differ from your Income Fund's tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a larger portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see "--Taxation of APF" and "--Taxation of Stockholders--Taxable Domestic Stockholders" in the Prospectus/Consent Solicitation Statement.

Tax Consequences of the Acquisition

   In connection with the Acquisition and for federal income tax purposes, the assets (and any liabilities) of your Income Fund (if your Income Fund is acquired by APF) will be transferred to APF in return for APF Shares and/or cash and Notes. Your Income Fund will then immediately liquidate and distribute such property to you. The IRS requires that you recognize a share of the income or loss, subject to the limits described below, recognized by your Income Fund, including gain recognized as a result of the transfer of restaurant properties pursuant to the Acquisition. The estimated taxable gain and loss based on the Exchange Value, for an average $10,000 original Limited Partner investment in your Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                                   Estimated
                                                                Gain/(Loss) per
                                                                Average $10,000
                                                                Original Limited
                                                                    Partner
                                                                 Investment(1)
                                                                ----------------
CNL Income Fund IX, Ltd........................................      $1,918

--------
(1) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

   Under section 351(a) of the Code, no gain or loss is recognized if (i) property is transferred to a corporation by one more individuals or entities in exchange for the stock of that corporation, and (ii) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman, APF's tax counsel, that, following the Acquisition, the Limited Partners of the Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least 80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect the Cash/Notes Option, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between (1) the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership and (2) the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or another Limited Partner in your Income Fund elect the Cash/Notes Option, your Income Fund will receive APF Shares, cash and Notes in exchange for your Income Fund's assets. Because the principal portion of the Notes will not be due until --------, 2006, the acquisition of your Income Fund's assets, in part, in exchange for Notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the Notes is collected in the year of the Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to value of the APF Shares and cash received by your Income Fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price (without reduction for any selling expenses) for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, that are assumed or taken subject to by the

Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares, cash and Notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset" (i.e., real property and depreciable assets used in a trade or business and held for more than one year). Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section 1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report his, her or its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive cash and Notes rather than APF Shares. Even though a Limited Partner's election of the Cash/Notes Option may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of your Income Fund's gain as determined under the partnership agreement of your Income Fund. Therefore, Limited Partners who elect the Cash/Notes Option may recognize gain in the year of the Acquisition despite the fact that they will receive only a small amount of cash and no publicly-traded instruments with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the Notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the Notes by the Limited Partners electing the Cash/Notes Option. See "--Tax Consequences of Liquidation and Termination of Your Fund" below.

   Tax Consequences of the Liquidation and Termination of Your Fund. If your Fund is acquired by APF, your Fund will be deemed to have liquidated and distributed APF Shares and/or cash and Notes, as the case may be, to you. The taxable year of your Income Fund will end at this time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition (including gain or loss resulting from the Acquisition described above). If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or cash and Notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of your Income Fund, determine to be pro rata based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive (determined on the closing date of the Acquisition) and your adjusted tax basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distribution of the APF Shares)). Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive cash and Notes in the Acquisition, you will recognize gain to the extent that the amount of cash you receive in the Acquisition exceeds your adjusted basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distributions of the cash and Notes)). Your basis in the Notes distributed to you will equal your adjusted basis in your Units, reduced (but not below zero) by the amount of any cash distributed to you and your holding period for the Notes for purposes of determining capital gain or loss from the disposition of the Notes will include your holding period for your Units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold Units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not an organization described in section 501(c)(7) (social clubs), section 501(c)(9) (voluntary employees' beneficiary associations), section 501(c)(17) (supplemental unemployment benefit trusts) or section 501(c)(20) (qualified group legal services plans) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Income Funds that are acquired by APF will equal the fair market value of the APF Shares plus the cash and the issue price of the Notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property may differ from the Income Fund's basis therein, and the restaurant properties may be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds following the Acquisition.

   For a discussion of the taxation of APF, see "Federal Income Tax Considerations--Taxation of APF" in the Prospectus/Consent Solicitation Statement.

     SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
        APF, FUNDS, ADVISOR AND CNL RESTAURANT FINANCIAL SERVICES GROUP
                      Nine Months Ended September 30, 1998

                                            Historical                                            Pro Forma
                         --------------------------------------------------               --------------------------------
                                                                   CNL
                                           CNL                  Restaurant
                                         Income                 Financial
                                        Fund IX,                 Services      Combined    Pro Forma            Combined
                             APF          Ltd.       Advisor      Group       Historical  Adjustments          Pro Forma
                         ------------  ----------- ----------- ------------  ------------ ------------        ------------
Operating Data
 Revenues:
 Rental and earned
  income...............  $ 22,947,199  $ 1,630,947 $       --  $        --   $ 24,578,146 $  9,635,208 (a)
                                                                                                68,814 (b)    $ 34,282,168
 Management fees.......           --           --   21,405,127    5,122,366    26,527,493  (21,010,744)(c)
                                                                                            (2,875,906)(d)       2,640,843
 Interest and other
  income...............     6,117,911       39,539         751   18,463,647    24,621,848    1,526,547)(e)      26,148,395
                         ------------  ----------- ----------- ------------  ------------ ------------        ------------
 Total revenue.........    29,065,110    1,670,486  21,405,878   23,586,013    75,727,487  (12,656,081)         63,071,406
Expenses:
 General and
  administrative.......     1,539,004      142,375   6,701,115    6,704,482    15,086,976   (1,306,967)(f)
                                                                                            (1,415,100)(g)
                                                                                               (35,996)(h)      12,328,913
 Advisory fees.........     1,248,393          --          --     1,026,231     2,274,624   (2,274,624)(i)             --
 State taxes...........       397,569       14,337      15,226      220,180       647,312       50,404 (j)         697,716
 Depreciation and
  amortization.........     2,693,020      197,603     131,539    1,000,493     4,022,655    3,078,340 (k)(l)    7,100,995
 Interest expense......           --           --      105,668   14,234,533    14,340,201      (68,670)(m)      14,271,531
 Paid to affiliates....           --           --      256,456    1,569,202     1,825,658   (1,825,658)(n)             --
                         ------------  ----------- ----------- ------------  ------------ ------------        ------------
 Total expenses........     5,877,986      354,315   7,210,004   24,755,121    38,197,426   (3,798,271)         34,399,155
                         ------------  ----------- ----------- ------------  ------------ ------------        ------------
Net earnings (loss)
 before equity in
 earnings of joint
 ventures/minority
 interests, gain on
 securitization, and
 provision (credit) for
 federal income taxes..    23,187,124    1,316,171  14,195,874   (1,169,108)   37,530,061   (8,857,810)         28,672,251
                         ------------  ----------- ----------- ------------  ------------ ------------        ------------
Equity in earnings of
 joint
 ventures/minority
 interests.............       (23,271)     432,608         --        12,452       421,789          --              421,789
Gain on
 securitization........           --           --          --     3,018,268     3,018,268          --            3,018,268
Provision (credit) for
 federal income taxes..           --           --    5,607,415      708,666     6,316,081   (6,316,081)(o)             --
                         ------------  ----------- ----------- ------------  ------------ ------------        ------------
Net earnings...........  $ 23,163,853  $ 1,748,779 $ 8,588,459 $  1,152,946  $ 34,654,037 $ (2,541,729)       $ 32,112,308
                         ============  =========== =========== ============  ============ ============        ============
Other Data:
Weighted average number
 of shares of common
 stock outstanding
 during period.........    47,633,909          N/A         N/A          N/A           N/A          --           73,390,248(p)
Total net-leased
 properties at end of
 period................           357           41         N/A          N/A           N/A          --                  398
Funds from operations..   $26,408,569   $2,040,161         N/A          N/A           N/A          --          $36,843,509
Total cash
 distributions
 declared..............   $26,460,446   $2,362,503         N/A          N/A           N/A          --          $36,843,509
Cash distributions
 declared per $10,000
 investment............  $        572  $       675         N/A          N/A           N/A          --         $        494
                                            Historical                         Combined           Pro Forma
                                        September 30, 1998                    Historical     September 30, 1998
                         --------------------------------------------------  ------------ --------------------------------
Balance Sheet Data
Real estate assets,
 net...................  $407,663,180  $21,355,611 $       --  $        --   $429,018,791 $  8,505,264 (q)
                                                                                            26,052,741 (r)    $463,576,796
Mortgages/notes
 receivable............    33,523,506          --  $       --   173,776,981   207,300,487      849,195 (r)     208,149,682
Accounts receivable,
 net...................       575,104       10,491   7,544,985    7,342,103    15,472,683   (7,853,842)(q)       7,618,841
Investment in/due from
 joint ventures........       631,374    6,497,278         --           --      7,128,652    2,360,444 (q)       9,489,096
Total assets...........   566,383,967   30,405,344   8,429,809  197,528,789   802,747,909   30,489,073         833,236,982
Total
 liabilities/minority
 interest..............    14,478,585      941,844   5,049,152  185,998,045   206,467,626  (10,844,706)(s)(t)  195,622,920
Total equity...........   551,905,382   29,463,500   3,380,657   11,530,744   596,280,283   41,333,779 (q)(t)  637,614,062

--------

(a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and 2) properties that were developed by APF from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

    Rental and earned income on Property Transactions by APF......... $9,635,208

(b) Represents $68,814 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1997.

(c) Represents the elimination of intercompany fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

    Origination fees.............................................  $ (1,569,202)
    Secured equipment lease fee..................................       (44,426)
    Advisory fees................................................    (1,722,383)
    Reimbursement of administrative costs........................      (292,850)
    Acquisition fees.............................................   (15,392,193)
    Underwriting fees............................................      (254,945)
    Administrative fees..........................................      (148,491)
    Executive fee................................................      (310,000)
    Guarantee fees...............................................       (93,750)
    Servicing fee................................................    (1,014,117)
    Development fees.............................................      (166,876)
    Consulting fee...............................................        (1,511)
                                                                   ------------
     Total.......................................................  $(21,010,744)
                                                                   ============

(d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

(e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

(f) Represents the elimination of intercompany expenses paid between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

    Reimbursement of administrative costs......................... $  (292,850)
    Servicing fee.................................................  (1,014,117)
                                                                   -----------
                                                                   $(1,306,967)
                                                                   ===========

(g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by APF were subject to capitalization during the entire period and 2) costs relating to properties not developed by APF were subject to capitalization up through the time that EITF 97-11 became effective.

    General and administrative costs............................... $(1,415,100)

(h) Represents savings of $35,996 in professional services and administrative expenses resulting from reporting on one combined company versus 22 separate entities.

(i) Represents the elimination of fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

    Advisory fees.................................................. $(1,722,383)
    Administrative fees............................................    (148,491)
    Executive fee..................................................    (310,000)
    Guarantee fees.................................................     (93,750)
                                                                    -----------
                                                                    $(2,274,624)
                                                                    ===========

(j) Represents additional state income taxes of $50,404 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the Income Fund had operated under a REIT structure.

(k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) to the Notes to the Pro Forma Financial Statements attached to this Supplement from acquiring the Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

    Depreciation expense............................................. $1,512,785

(l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (q).

    Amortization of goodwill......................................... $1,565,555

(m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in footnote (4), II(d) in the Notes to the Pro Forma Financial Statements attached to this Supplement.

    Interest expense.................................................. $(68,670)

(n) Represents the elimination of fees paid to affiliates for fees incurred between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

    Origination fees............................................... $(1,569,202)
    Underwriting fees..............................................    (254,945)
    Consulting fee.................................................      (1,511)
                                                                    -----------
                                                                    $(1,825,658)
                                                                    ===========

(o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the acquisition. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

(p) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the proforma financial statements, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

(q) Represents the payment of $420,663 in cash and the issuance of 15,958,031 APF Shares in consideration for the purchase of the Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 using the Exchange Value of $10 per APF share plus estimated transaction costs. The acquisition of the Income Fund and the CNL Restaurant Financial Services Group have been accounted for under the purchase accounting method and goodwill was recognized to the extent the estimated value of the consideration paid exceeded the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on APF's statement of earnings. APF will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by APF.

    Income Fund................................................... $ 37,000,971
    Advisor.......................................................   76,000,000
    CNL Restaurant Financial Services Group.......................   47,000,000
                                                                   ------------
    Total Purchase Price (cash and shares)........................  160,000,971
    Less cash paid to Income Fund.................................     (420,663)
    Share consideration...........................................  159,580,308
                                                                   ------------
    Transaction costs of APF......................................    8,933,000
                                                                   ------------
    Total costs incurred.......................................... $168,513,308
                                                                   ============

  In addition, APF i) used $8,993,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the Income Fund carrying value of land and building on operating leases by $6,080,949, net investment in direct financing leases by $2,424,315, investment in joint venture by $2,360,444, made downward adjustments to the carrying value of accrued rental income of $1,241,786, and made downward adjustments to other assets of $3,675,485 to adjust historical values to fair value, iii) recorded goodwill of $41,748,141 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $76,862,492 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $29,463,500 of the Income Fund, Advisor and CNL Restaurant Financial Services Group.

(r) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

(s) Represents the elimination by the Income Fund of $4,463 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by APF of $1,208,000 in related party payables recorded as receivables by the Advisor.

(t) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the acquisition of the CNL Restaurant Businesses since the acquisition agreements require that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the acquisition.

         SELECTED HISTORICAL FINANCIAL DATA OF CNL INCOME FUND IX, LTD.

   The following table sets forth certain financial information for the Income Fund, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of CNL Income Fund IX, Ltd." in this Supplement.

                            Nine Months Ended
                              September 30,            Year Ended December 31,
                         ----------------------- -----------------------------------
                            1998        1997        1997        1996        1995
                         ----------- ----------- ----------- ----------- -----------
Revenues (1)............ $ 2,103,094 $ 2,380,849 $ 3,230,343 $ 3,404,066 $ 3,428,147
Net income (2)..........   1,748,779   2,208,079   2,937,632   2,960,299   2,987,971
Cash distributions
 declared (3)...........   2,432,503   2,362,503   3,150,004   3,185,004   3,185,004
Net income per Unit.....        0.49        0.63        0.83        0.84        0.85
Cash distributions
 declared per
 Unit (3)...............        0.70        0.68        0.90        0.91        0.91
Weighted average number
 of Limited Partner
 Units outstanding......   3,500,000   3,500,000   3,500,000   3,500,000   3,500,000
                              September 30,                 December 31,
                         ----------------------- -----------------------------------
                            1998        1997        1997        1996        1995
                         ----------- ----------- ----------- ----------- -----------
Total assets............ $30,405,344 $31,168,167 $31,096,421 $31,343,847 $31,517,255
Total partners'
 capital................  29,463,500  30,205,172  30,147,224  30,359,596  30,584,301

--------
(1) Revenues include equity in earnings of joint ventures.
(2) Net income for the nine months ended September 30, 1997 includes $199,643 from gain on sale of land and building. Net income for the year ended December 31, 1997, includes $199,643 from a gain on sale of land and building.
(3) Distributions for the years ended December 31, 1996 and 1995, each includes a special distribution to the Limited Partners of $35,000, which represented cumulative excess operating reserves.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
             AND RESULTS OF OPERATIONS OF CNL INCOME FUND IX, LTD.

Introduction

   The Income Fund is a Florida limited partnership that was organized on April 16, 1990, to acquire for cash, either directly or through joint venture arrangements, both newly constructed and existing restaurants, as well as land upon which restaurants were to be constructed, which are leased primarily to operators of selected national and regional fast-food and family-style restaurant chains. The leases are generally triple-net leases, with the lessees responsible for all repairs and maintenance, property taxes, insurance and utilities. As of September 30, 1998, the Income Fund owned 41 restaurant properties, which included interests in 13 restaurant properties owned by joint ventures in which the Income Fund is a co-venturer and one restaurant property owned with an affiliate as tenants in common.

Liquidity and Capital Resources

 Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997

   The Income Fund's primary source of capital for the nine months ended September 30, 1998 and 1997, was cash from operations (which includes cash received from tenants, distributions from joint ventures, and interest and other income received, less cash paid for expenses). Cash from operations was $2,461,641 and $2,363,892 for the nine months ended September 30, 1998 and 1997, respectively. The increase in cash from operations for the nine months ended September 30, 1998, as compared to the nine months ended September 30, 1997, is primarily a result of changes in income and expenses as described below in "Results of Operations" and changes in the Income Fund's working capital.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term, highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to the partners. At September 30, 1998, the Income Fund had $1,279,526 invested in such short-term investments, as compared to $1,250,388 at December 31, 1997. The funds remaining at September 30, 1998, after payment of distributions and other liabilities, will be used to meet the Income Fund's working capital and other needs.

   Total liabilities of the Income Fund, including distributions payable, decreased to $941,844 at September 30, 1998, from $949,197 at December 31, 1997. We believe that the Income Fund has sufficient cash on hand to meet its current working capital needs.

   Based on cash from operations, and for the nine months ended September 30, 1998, accumulated excess operating reserves, the Income Fund declared distributions to the Limited Partners of $2,432,503 and $2,362,503 for the nine months ended September 30, 1998 and 1997, respectively ($787,501 for each of the quarters ended September 30, 1998 and 1997). This represents distributions of $0.70 and $0.68 per unit for the nine months ended September 30, 1998 and 1997, respectively ($0.23 per unit for each of the quarters ended June 30, 1998 and 1997). No distributions were made to us for the quarters and nine months ended September 30, 1998 and 1997. No amounts distributed to the Limited Partners for the nine months ended September 30, 1998 and 1997, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   We have the right, but not the obligation, to make additional capital contributions if we deem it appropriate in connection with the operations of the Income Fund.

 The Years Ended December 31, 1997, 1996 and 1995

   The Income Fund's primary source of capital for the years ended December 31, 1997, 1996 and 1995, was cash from operations (which includes cash received from tenants, distributions from joint ventures and interest received, less cash paid for expenses). Cash from operations was $3,157,964, $3,356,240 and $3,098,276 for the years ended December 31, 1997, 1996 and 1995, respectively. The decrease in cash from operations during 1997, as compared to 1996 is primarily a result of changes in income and expenses as discussed in "Results of Operations" below and changes in the Income Fund's working capital. The increase in cash from operations during 1996, as compared to 1995, is primarily due to changes in the Income Fund's working capital.

   Other sources and uses of capital included the following during the years ended December 31, 1997, 1996 and 1995.

   In June 1997, the Income Fund sold its restaurant property in Alpharetta, Georgia, and received net sales proceeds of $1,053,571, resulting in a gain for financial reporting purposes of $199,643. This restaurant property was originally acquired by the Income Fund in September 1991 and had a cost of approximately $711,200, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $342,400 in excess of its original purchase price. In July 1997, the Income Fund reinvested approximately $1,049,800 of these net sales proceeds in an IHOP restaurant property in Englewood, Colorado, as tenants-in-common, with one of our affiliates. In connection therewith, the Income Fund and the affiliate entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to each co-venturer's percentage interest. As of December 31, 1997, the Income Fund owned a 67.23% interest in the restaurant property. We believe that the transaction, or a portion thereof, relating to the sale of the restaurant property in Alpharetta, Georgia, and the reinvestment of the proceeds in an IHOP restaurant property in Englewood, Colorado, qualified as a like-kind exchange transaction for federal income tax purposes.

   In December 1996, the tenant of the restaurant property in Woodmere, Ohio, exercised its option under the terms of its lease agreement, to substitute the existing restaurant property for a replacement restaurant property. In conjunction therewith, the Income Fund simultaneously exchanged the Burger King restaurant property in Woodmere, Ohio, with a Burger King restaurant property in Carrboro, North Carolina. The lease for the restaurant property in Woodmere, Ohio, was amended to allow the restaurant property in Carrboro, North Carolina, to continue under the terms of the original lease. All closing costs were paid by the tenant. The Income Fund accounted for this as a non-monetary exchange of similar assets and recorded the acquisition of the restaurant property in Carrboro, North Carolina, at the net book value of the restaurant property in Woodmere, Ohio. No gain or loss was recognized due to this being accounted for as a non-monetary exchange of similar assets.

   None of the restaurant properties owned by the Income Fund or the joint ventures in which the Income Fund owns an interest is or may be encumbered. Under its partnership agreement, the Income Fund is prohibited from borrowing for any purpose; provided, however, that we or our affiliates are entitled to reimbursement, at cost, for actual expenses incurred by us or our affiliates on behalf of the Income Fund. Certain of our affiliates from time to time incur certain operating expenses on behalf of the Income Fund for which the Income Fund reimburses the affiliates without interest.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to the partners. At December 31, 1997, the Income Fund had $1,250,388 invested in such short-term investments as compared to $1,288,618 at December 31, 1996.

   During 1997, 1996 and 1995, our affiliates incurred on behalf of the Income Fund $77,999, $97,032 and $88,563, respectively, for certain operating expenses. As of December 31, 1997 and 1996, the Income Fund owed $4,619 and $1,405, respectively, to affiliates for such amounts and accounting and administrative services. As of February 28, 1998, the Income Fund had reimbursed the affiliates all such amounts. Other liabilities, including distributions payable, decreased to $944,578 at December 31, 1997, from $982,846 at December 31, 1996, primarily as the result of the Income Fund's accruing a special distribution payable to the Limited Partners of $35,000, at December 31, 1996, which was paid in January 1997.

   Based on cash from operations, the Income Fund declared distributions to the Limited Partners of $3,150,004 for the year ended December 31, 1997 and $3,185,004 for each of the years ended December 31, 1996 and 1995. This represents a distribution of $0.90 per Unit for the year ended December 31, 1997 and $0.91 per Unit for each of the years ended December 31, 1996 and 1995. We anticipate that the Income Fund will declare a special distribution to the Limited Partners during the quarter ending March 31, 1998, representing cumulative excess operating reserves. No amounts distributed to the Limited Partners for the years ended December 31, 1997, 1996 and 1995, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions.

   We believe that the restaurant properties are adequately covered by insurance. In addition, we have obtained contingent liability and property coverage for the Income Fund. This insurance is intended to reduce the Income Fund's exposure in the unlikely event a tenant's insurance policy lapses or is insufficient to cover a claim relating to the restaurant property.

   Due to low operating expenses and ongoing cash flow, we believe that the Income Fund has sufficient working capital reserves at this time. In addition, because all leases of the Income Fund's restaurant properties are on a triple-net basis, it is not anticipated that a permanent reserve for maintenance and repairs will be established at this time. To the extent, however, that the Income Fund has insufficient funds for such purpose, we will contribute to the Income Fund an aggregate amount of up to one percent of the offering proceeds for maintenance and repairs.

Results of Operations

 Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997

   During the nine months ended September 30, 1997, the Income Fund owned and leased 28 wholly-owned restaurant properties (including one restaurant property in Alpharetta, Georgia, which was sold in June 1997) and during the nine months ended September 30, 1998, the Income Fund owned and leased 27 wholly-owned restaurant properties, to operators of fast-food and family-style restaurant chains. In connection therewith, during the nine months ended September 30, 1998 and 1997, the Income Fund earned $1,588,343 and $1,918,423, respectively, in rental income from operating leases (net of adjustments to accrued rental income) and earned income from direct financing leases from these restaurant properties, $660,861 and $615,425 of which was earned during the quarters ended September 30, 1998 and 1997, respectively. The decrease in rental and earned income during the nine months ended September 30, 1998, as compared to the nine months ended September 30, 1997, is partially attributable to, and the increase in rental and earned income during the quarter ended September 30, 1998, as compared to the quarter ended September 30, 1997, is partially offset by, the fact that in May 1998, the tenant of the restaurant properties in Williamsville and Rochester, New York, filed for bankruptcy. As a result, during the quarter and nine months ended September 30, 1998, the Income Fund wrote off approximately $4,600 and $272,200, respectively, of accrued rental income (non-cash accounting adjustments relating to the straight-lining of future scheduled rent increases over the lease term in accordance with generally accepted accounting principles). This decrease was partially offset by the fact that during the quarter and nine months ended September 30, 1998, the Income Fund collected and recognized as income, approximately $65,700 in rental and earned income from the tenant of these restaurant properties, for which the Income Fund had previously established an allowance for doubtful accounts. The tenant has rejected the lease relating to the restaurant property in Williamsville, New York and, as a result, the Income Fund will not receive rental income from this restaurant property. The tenant is currently in the process of deciding whether to affirm or reject the lease for the restaurant property in Rochester, New York. If the lease for the Rochester, New York restaurant property is rejected, the Income Fund anticipates that rental income from this restaurant property will terminate. However, we do not anticipate that any decrease in rental income due to lost revenues relating to these restaurant properties will have a material effect on the Income Fund's financial position or results of operations. We are currently seeking either new tenants or purchasers for these restaurant properties.

   The decrease in rental and earned income during the nine months ended September 30, 1998, is also partially attributable to, and the increase during the quarter ended September 30, 1998, is partially offset by, the fact that the Income Fund established an allowance for doubtful accounts of approximately $14,600 and $43,900 for the quarter and nine months ended September 30, 1998, respectively, relating to the restaurant property in Grand Prairie, Texas, in accordance with its collection policy. No such allowance was established during the quarter and nine months ended September 30, 1997. The Income Fund intends to pursue collection of past due amounts from this tenant and will recognize such amounts as income if collected.

   The decrease in rental and earned income during the nine months ended September 30, 1998, as compared to the nine months ended September 30, 1997, is partially attributable to, and the increase during the quarter ended September 30, 1998, as compared to the quarter ended September 30, 1997, is partially offset by, a decrease of approximately $20,400 and $21,800 for the quarter and nine months ended September 30, 1998, respectively, in rental and earned income due to the fact that the Income Fund amended the leases for the restaurant properties in Shelby, North Carolina; Maple Heights, Ohio; Watertown, New York and Carrboro, North Carolina to provide for rent reductions.

   In addition, rental and earned income decreased approximately $47,700 during the nine months ended September 30, 1998, as a result of the sale of the restaurant property in Alpharetta, Georgia, in June 1997. The Income Fund reinvested the net sales proceeds in an additional restaurant property as tenants-in-common with certain of our affiliates in July 1997, resulting in an increase in equity in earnings of joint ventures, as described below.

   The decrease in rental and earned income during the nine months ended September 30, 1998, as compared to the nine months ended September 30, 1997, was partially offset by, and the increase during the quarter ended September 30, 1998, as compared to the quarter ended September 30, 1997, is partially attributable to, the fact that in September 1997, the Income Fund re-leased the restaurant property in Copley Township, Ohio to a new tenant to operate the restaurant property as a Shell's Seafood restaurant and rent commenced in December 1997. The Income Fund had ceased recording rental income relating to the former tenant in September 1997.

   During the nine months ended September 30, 1998 and 1997, the Income Fund also earned $42,604 and $50,263, respectively, in contingent rental income, $943 and $20,436 of which was earned during the quarters ended September 30, 1998 and 1997, respectively. The decrease during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, is partially attributable to the fact that no contingent rents were recorded during the quarter ended September 30, 1998 as a result of the Income Fund adopting EITF 98-9, a consensus reached by the Financial Accounting Standards Board entitled "Accounting for Contingent Rent in the Interim Financial Periods." The EITF states that a lessor should defer recognition of contingent rent in interim periods until the specified target that triggers the contingent rental income is achieved. Adoption of this consensus did not have a material effect on the Income Fund's financial position or results of operations. The decrease in contingent rental income during the nine months ended September 30, 1998, as compared to the nine months ended September 30, 1997, is partially offset by an increase in gross sales of certain restaurants, the leases of which require the payment of contingent rent.

   For the nine months ended September 30, 1998 and 1997, the Income Fund also owned and leased 13 restaurant properties indirectly through joint venture arrangements and during the nine months ended

September 30, 1998, the Income Fund owned and leased one restaurant property with an affiliate as tenants-in- common. In connection therewith, during the nine months ended September 30, 1998 and 1997, the Income Fund earned $432,608 and $373,525, respectively, attributable to net income earned by these joint ventures, $155,940 and $148,487 of which was earned during the quarters ended September 30, 1998 and 1997, respectively. The increase in net income earned by joint ventures for the quarter and nine months ended September 30, 1998 is primarily due to the fact that in July 1997, the Income Fund reinvested the net sales proceeds it received from the sale of the restaurant property in Alpharetta, Georgia, in an IHOP restaurant property located in Englewood, Colorado, as tenants-in-common, with one of our affiliates.

   Operating expenses, including depreciation and amortization expense, were $354,315 and $372,413 for the nine months ended September 30, 1998 and 1997, respectively, of which $122,534 and $113,038 were incurred for the quarters ended September 30, 1998 and 1997, respectively. The decrease in operating expenses during the nine months ended September 30, 1998, as compared to the nine months ended September 30, 1997, is partially attributable to the fact that during the nine months ended September 30, 1997, the Income Fund recorded bad debt expense of $21,000 relating to the restaurant property in Copley Township, Ohio, as a result of the former tenant ceasing operating the restaurant property in April 1997. In addition, the decrease in operating expenses during the nine months ended September 30, 1998, is partially due to the fact that the Income Fund recorded past due real estate taxes relating to the restaurant property in Copley Township, Ohio, of approximately $23,200 during the nine months ended September 30, 1997. Due to the fact that the restaurant property was re-leased to a new tenant in September 1997, no such expenses were recorded during the nine months ended September 30, 1998.

   The increase in operating expenses during the quarter ended September 30, 1998, was primarily attributable to an increase in depreciation expense due to the fact that the Income Fund reclassified certain leases from direct financing leases to operating leases in connection with lease amendments described above. In accordance with the Statement of Financial Accounting Standards #13, Accounting for Leases," the Income Fund recorded each of the reclassified leases at the lower of original cost, present fair value, or present carrying amount.

   As a result of the sale of the restaurant property in Alpharetta, Georgia during 1997, the Income Fund recognized a gain for financial reporting purposes of $199,643 during the nine months ended September 30, 1997. No restaurant properties were sold during the nine months ended September 30, 1998.

 The Years Ended December 31, 1997, 1996 and 1995

   During the years ended December 31, 1997, 1996 and 1995, the Income Fund owned and leased 27 wholly-owned restaurant properties (including one restaurant property in Alpharetta, Georgia, which was sold in June 1997). In addition, during 1997, 1996 and 1995, the Income Fund was a co-venturer in two separate joint ventures that each owned and leased six properties and one joint venture that owned and leased one restaurant property. During 1997, the Income Fund also owned and leased one restaurant property with an affiliate as tenants-in-common. As of December 31, 1997, the Income Fund owned, either directly or through joint venture arrangements, 40 restaurant properties, which are subject to long-term, triple-net leases. The leases of the restaurant properties provide for minimum base annual rental amounts (payable in monthly installments) ranging from approximately $50,400 to $171,400. Generally, the leases provide for percentage rent based on sales in excess of a specified amount. In addition, a majority of the leases provide that, commencing in specified lease years (ranging from the third to the sixth lease year), the annual base rent required under the terms of the lease will increase.

   During the years ended December 31, 1997, 1996 and 1995, the Income Fund earned $2,572,954, $2,771,319 and $2,807,108, respectively, in rental income from operating leases and earned income from direct financing leases from the Income Fund's wholly-owned restaurant properties. The decrease in rental and earned income in 1997, as compared to 1996, is partially due to a decrease in rental and earned income of approximately $65,000 during 1997, due to the fact that during April 1997, the operator of the restaurant property in Copley Township, Ohio, ceased operations of the restaurant property and the Income Fund ceased recording rental income and wrote-off the allowance for doubtful accounts. As described above, the Income Fund re-leased this restaurant property to Shells Seafood Restaurants in September 1997 and rent commenced December 1997. The decrease in rental and earned income during 1996, as compared to 1995, is primarily the result of the fact that during 1996, the Income Fund established an allowance for doubtful accounts relating to the same restaurant property in Copley Township, Ohio.

   Rental and earned income also decreased during 1997, as compared to 1996, due to the fact that the Income Fund established an allowance for doubtful accounts of approximately $70,000 during 1997, relating to the Perkins restaurant properties in Williamsville and Rochester, New York, which are leased by the same tenant, due to financial difficulties the tenant is experiencing. No such allowance was established during 1996. The Income Fund intends to pursue collection of past due amounts from this tenant and will recognize such amounts as income if collected.

   As described above, rental and earned income decreased approximately $51,800 during 1997, as a result of the sale of the restaurant property in Alpharetta, Georgia, in June 1997. In July 1997, the Income Fund reinvested the net sales proceeds in a restaurant property in Englewood, Colorado, as tenants-in-common, with one of our affiliates, as discussed above in "Liquidity and Capital Resources."

   In addition, for the years ended December 31, 1997, 1996 and 1995, the Income Fund earned $74,867, $120,999 and $110,036, respectively, in contingent rental income. The decrease in contingent rental income for 1997, as compared to 1996, is primarily attributable to a change in the contingent rent formula (consisting of an increase to the sales breakpoint on which contingent rents are computed) in accordance with the terms of the leases, for certain restaurant properties requiring the payment of contingent rental income. The increase in contingent rental income during 1996, as compared to 1995, is primarily a result of increased gross sales of certain restaurant properties requiring the payment of contingent rental income.

   During the years ended December 31, 1997, 1996 and 1995, the Income Fund also earned $537,853, $460,400 and $453,794, respectively, in income attributable to net income earned by joint ventures in which the Income Fund is a co-venturer. The increase in net income earned by joint ventures during 1997, as compared to 1996 and 1995, is primarily due to the fact that in July 1997, the Income Fund reinvested the net sales proceeds it received from the sale of the restaurant property in Alpharetta, Georgia, in an IHOP restaurant property located in Englewood, Colorado, as tenants-in-common, with one of our affiliates.

   During at least one of the years ended December 31, 1997, 1996 and 1995, five of the Income Fund's lessees (or group of affiliated lessees), Carrols Corporation, TPI Restaurants, Inc., Flagstar Enterprises, Inc., Golden Corral Corporation and Burger King Corporation, each contributed more than 10% of the Income Fund's total rental income (including the Income Fund's share of rental income from 13 restaurant properties owned by joint ventures and one restaurant property owned as tenants-in-common). As of December 31, 1997, Carrols Corporation was the lessee under leases relating to four restaurants, TPI Restaurants, Inc. was the lessee under leases relating to five restaurants, Flagstar Enterprises, Inc. was the lessee under leases relating to six restaurants, Burger King Corp. was the lessee under leases relating to the 13 restaurants owned by joint ventures and Golden Corral Corporation was the lessee under leases relating to two restaurants. It is anticipated that, based on the minimum rental payments required by the leases, these five lessees or groups of affiliated lessees each will continue to contribute more than 10% of the Income Fund's total rental income in 1998 and subsequent years. In addition, during at least one of the years ended December 31, 1997, 1996 and 1995, four restaurant chains, Burger King, Hardee's, Golden Corral and Shoney's, each accounted for more than 10% of the Income Fund's total rental income (including the Income Fund's share of the rental income from 13 restaurant properties owned by joint ventures and one restaurant property owned as tenants-in-common). In subsequent years, it is anticipated that these four restaurant chains each will continue to account for more than 10% of the total rental income to which the Income Fund is entitled under the terms of its leases. Any failure of these lessees or restaurant chains could materially affect the Income Fund's income.

   Operating expenses, including depreciation and amortization expense, were $492,354, $443,767 and $440,176 for the years ended December 31, 1997, 1996 and
1995, respectively. The increase in operating expenses for 1997, as compared to 1996, is partially attributable to the fact that the Income Fund recorded bad debt expense of $21,000 relating to the restaurant property in Copley Township, Ohio. Due to the fact that the former tenant ceased operating the restaurant property in April 1997, we believe collection of this amount is doubtful. In addition, the increase in operating expenses during 1997, was partially due to the fact that during 1997, the Income Fund recorded past due real estate taxes relating to the restaurant property in Copley Township, Ohio of $23,191. The Income Fund recorded $9,905 of such expense during 1996. In addition, the increase in operating expenses for 1997, as compared to 1996, was partially attributable to the fact that the Income Fund recorded approximately $7,600 in real estate tax expense in 1997 relating to the Perkins restaurant properties in Williamsville and Rochester, New York, which are leased by the same tenant, due to the financial difficulties the tenant is experiencing. The Income Fund intends to pursue collection of such amounts and will recognize such amounts as income if collected. No real estate tax expense was recorded for these restaurant properties in 1996.

   The increase in operating expenses during 1996, as compared to 1995, is primarily a result of an increase in accounting and administrative expenses associated with operating the Income Fund and its restaurant properties and an increase in insurance expense as a result of our obtaining contingent liability and property coverage for the Income Fund beginning in May 1995.

   As a result of the 1997 sale of the restaurant property in Alpharetta, Georgia, as described above in "Liquidity and Capital Resources," the Income Fund recognized a gain for financial reporting purposes of $199,643 for the year ended December 31, 1997. No restaurant properties were sold during 1996 or 1995.

General

   The Income Fund's leases as of September 30, 1998, in general, are triple-net leases and contain provisions that we believe mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain restaurant sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Management expects that increases in restaurant sales volumes due to inflation and real sales growth should result in an increase in rental income over time. Continued inflation also may cause capital appreciation of the Income Fund's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.

   The Year 2000 problem is the result of information technology systems and embedded systems (products which are made with microprocessor (computer) chips such as HVAC systems, physical security systems and elevators) using a two-digit format, as opposed to four digits, to indicate the year. Such information technology and embedded systems may be unable to properly recognize and process date-sensitive information beginning January 1, 2000.

   The Income Fund does not have any information technology systems. Certain of our affiliates provide all services requiring the use of information technology systems pursuant to a management agreement with the Income Fund. The maintenance of embedded systems, if any, at the Income Fund's properties is the responsibility of the tenants of the properties in accordance with the terms of the Income Fund's leases. We and our affiliates have established a team dedicated to reviewing the internal information technology systems used in the operation of the Income Fund, and the information technology and embedded systems and the Year 2000 compliance plans of the Income Fund's tenants, significant suppliers, financial institutions and transfer agent.

   The information technology infrastructure of our affiliates consists of a network of personal computers and servers that were obtained from major suppliers. The affiliates utilize various administrative and financial software applications on that infrastructure to perform the business functions of the Income Fund. Our inability and that of our affiliates to identify and timely correct material Year 2000 deficiencies in the software and/or infrastructure could result in an interruption in, or failure of, certain of the Income Fund's business activities or operations. Accordingly, we and our affiliates have requested and are evaluating documentation from the suppliers of the affiliates regarding the Year 2000 compliance of their products that are used in the business activities or operations of the Income Fund. The costs expected to be incurred by us and our affiliates to become Year 2000 compliant will be incurred by us and our affiliates; therefore, these costs will have no impact on the Income Fund's financial position or results of operations.

   The Income Fund has material third party relationships with its tenants, financial institutions and transfer agent. The Income Fund depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. If any of these third parties are unable to meet their obligations to the Income Fund because of the Year 2000 deficiencies, such a failure may have a material impact on the Income Fund. Accordingly, we have requested and are evaluating documentation from the Income Fund's tenants, financial institutions, and transfer agent relating to their Year 2000 compliance plans. At this time, we have not yet received sufficient certifications to be assured that the tenants, financial institutions, and transfer agent have fully considered and mitigated any potential material impact of the Year 2000 deficiencies. Therefore, we do not, at this time, know of the potential costs to the Income Fund of any adverse impact or effect of any Year 2000 deficiencies by these third parties.

   We currently expect that all Year 2000 compliance testing and any necessary remedial measures on the information technology systems used in the business activities and operations of the Income Fund will be completed prior to June 30, 1999. Based on the progress we and our affiliates have made in identifying and addressing the Income Fund's Year 2000 issues and the plan and timeline to complete the compliance program, we do not foresee significant risks associated with the Income Fund's Year 2000 compliance at this time. Because we and our affiliates are still evaluating the status of the systems used in business activities and operations of the Income Fund and the systems of the third parties with which the Income Fund conducts its business, we have not yet developed a comprehensive contingency plan and are unable to identify "the most reasonably likely worst case scenario" at this time. As we identify significant risks related to the Income Fund's Year 2000 compliance or if the Income Fund's Year 2000 compliance program's progress deviates substantially from the anticipated timeline, we will develop appropriate contingency plans.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Condensed Balance Sheets as of September 30, 1998 and December 31, 1997...   F-1
Condensed Statements of Income for the Quarters and Nine Months Ended
 September 30, 1998 and 1997..............................................   F-2
Condensed Statements of Partner's Capital for the Nine Months Ended
 September 30, 1998 and for the Year Ended December 31, 1997..............   F-3
Condensed Statements of Cash Flows for the Nine Months Ended September 30,
 1998 and 1997............................................................   F-4
Notes to Condensed Financial Statements for the Quarters and Nine Months
 Ended September 30, 1998 and 1997........................................   F-5
Report of Independent Accountants.........................................   F-6
Balance Sheets as of December 31, 1997 and 1996...........................   F-7
Statements of Income for the Years Ended December 31, 1997, 1996 and
 1995.....................................................................   F-8
Statements of Partner's Capital for the Years Ended December 31, 1997,
 1996 and 1995............................................................   F-9
Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 1995.....................................................................  F-10
Notes to Financial Statements for the Years Ended December 31, 1997, 1996
 and 1995.................................................................  F-11
Unaudited Pro Forma Financial Information.................................  F-18
Unaudited Pro Forma Balance Sheet as of September 30, 1998................  F-19
Unaudited Pro Forma Income Statement for the Nine Months Ended September
 30, 1998.................................................................  F-21
Unaudited Pro Forma Income Statement for the Year Ended December 31,
 1997.....................................................................  F-23
Notes and Management's Assumptions to Unaudited Pro Forma Financial
 Statements...............................................................  F-25

                            CNL INCOME FUND IX, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                      September 30, December 31,
                                                          1998          1997
                                                      ------------- ------------
                       ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $1,694,248 and
 $1,497,770.........................................   $15,043,968  $14,163,111
Net investment in direct financing leases...........     6,311,643    7,482,757
Investment in joint ventures........................     6,497,278    6,619,364
Cash and cash equivalents...........................     1,279,526    1,250,388
Receivables, less allowance for doubtful accounts of
 $261,045 and $108,316..............................        10,491       96,134
Prepaid expenses....................................         6,854        3,924
Lease costs, less accumulated amortization of $1,202
 and $77............................................        13,798       14,923
Accrued rental income...............................     1,241,786    1,465,820
                                                       -----------  -----------
                                                       $30,405,344  $31,096,421
                                                       ===========  ===========
         LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................   $       888  $     4,490
Accrued and escrowed real estate taxes payable......        28,221       45,591
Distributions payable...............................       787,501      787,501
Due to related parties..............................         4,463        4,619
Rents paid in advance and deposits..................       120,771      106,996
                                                       -----------  -----------
  Total liabilities.................................       941,844      949,197
                                                       -----------  -----------
Partners' capital...................................    29,463,500   30,147,224
                                                       -----------  -----------
                                                       $30,405,344  $31,096,421
                                                       ===========  ===========



                See accompanying notes to financial statements.

                            CNL INCOME FUND IX, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                        Quarter Ended       Nine Months Ended
                                        September 30,         September 30,
                                     -------------------- ----------------------
                                       1998       1997       1998        1997
                                     ---------  --------- ----------  ----------
Revenues:
  Rental income from operating
   leases..........................  $ 455,811  $ 426,942 $1,308,630  $1,306,829
  Adjustments to accrued rental
   income..........................     (4,600)       --    (272,200)        --
  Earned income from direct
   financing leases................    209,650    188,483    551,913     611,594
  Contingent rental income.........        943     20,436     42,604      50,263
  Interest and other income........     11,871      9,045     39,539      38,638
                                     ---------  --------- ----------  ----------
                                       673,675    644,906  1,670,486   2,007,324
Expenses:
  General operating and
   administrative..................     41,132     40,746    112,211     111,993
  Bad debt expense.................      4,148        --       9,281      21,000
  Professional services............      6,141      5,359     20,883      16,490
  Real estate taxes................        --       4,063        --       23,191
  State and other taxes............        --         --      14,337      11,127
  Depreciation and amortization....     71,113     62,870    197,603     188,612
                                     ---------  --------- ----------  ----------
                                       122,534    113,038    354,315     372,413
Income Before Equity in Earnings of
 Joint Ventures and Gain on Sale of
 Land and Building.................    551,141    531,868  1,316,171   1,634,911
Equity in Earnings of Joint
 Ventures..........................    155,940    148,487    432,608     373,525
Gain on Sale of Land and Building..        --         --         --      199,643
                                     ---------  --------- ----------  ----------
Net Income.........................  $ 707,081  $ 680,355 $1,748,779  $2,208,079
                                     =========  ========= ==========  ==========
Allocation of Net Income:
  General partners.................  $   7,071  $   6,803 $   17,488  $   20,084
  Limited partners.................    700,010    673,552  1,731,291   2,187,995
                                     ---------  --------- ----------  ----------
                                     $ 707,081  $ 680,355 $1,748,779  $2,208,079
                                     =========  ========= ==========  ==========
Net Income Per Limited Partner
 Unit..............................  $    0.20  $    0.19 $     0.49  $     0.63
                                     =========  ========= ==========  ==========
Weighted Average Number of Limited
 Partner Units Outstanding.........  3,500,000  3,500,000  3,500,000   3,500,000
                                     =========  ========= ==========  ==========


                See accompanying notes to financial statements.

                            CNL INCOME FUND IX, LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                 Nine Months Ended  Year Ended
                                                   September 30,   December 31,
                                                       1998            1997
                                                 ----------------- ------------
General partners:
  Beginning balance.............................    $   190,772    $   163,392
  Net income....................................         17,488         27,380
                                                    -----------    -----------
                                                        208,260        190,772
                                                    -----------    -----------
Limited partners:
  Beginning balance.............................     29,956,452     30,196,204
  Net income....................................      1,731,291      2,910,252
  Distributions ($0.70 and $0.90 per limited
   partner unit, respectively)..................     (2,432,503)    (3,150,004)
                                                    -----------    -----------
                                                     29,255,240     29,956,452
                                                    -----------    -----------
Total partners' capital.........................    $29,463,500    $30,147,224
                                                    ===========    ===========




                See accompanying notes to financial statements.

                            CNL INCOME FUND IX, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                         Nine Months Ended
                                                           September 30,
                                                      ------------------------
                                                         1998         1997
                                                      -----------  -----------
Increase (Decrease) in Cash and Cash Equivalents:
  Net Cash Provided by Operating Activities.......... $ 2,461,641  $ 2,363,892
                                                      -----------  -----------
  Cash Flows from Investing Activities:
    Proceeds from sale of land and building..........         --     1,053,571
    Investment in joint venture......................         --    (1,049,762)
                                                      -----------  -----------
      Net cash provided by investing activities......         --         3,809
                                                      -----------  -----------
  Cash Flows from Financing Activities:
    Distributions to limited partners................  (2,432,503)  (2,397,502)
                                                      -----------  -----------
      Net cash used in financing activities..........  (2,432,503)  (2,397,502)
                                                      -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents.........................................      29,138      (29,801)
Cash and Cash Equivalents at Beginning of Period.....   1,250,388    1,288,618
                                                      -----------  -----------
Cash and Cash Equivalents at End of Period........... $ 1,279,526  $ 1,258,817
                                                      ===========  ===========
Supplemental Schedule of Non-Cash Investing and
 Financing Activities
  Net investment in direct financing leases
   reclassified to land and building on operating
   leases due to lease amendments.................... $ 1,077,335  $       --
                                                      ===========  ===========
  Distributions declared and unpaid at end of
   period............................................ $   787,501  $   787,501
                                                      ===========  ===========



                See accompanying notes to financial statements.

                            CNL INCOME FUND IX, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

           Quarters and Nine Months Ended September 30, 1998 and 1997

1. Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter and nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund IX, Ltd. (the "Partnership") for the year ended December 31, 1997.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

2. Net Investment in Direct Financing Leases

   In August 1998, four of the Partnership's leases were amended. As a result, the Partnership reclassified the direct financing leases to operating leases. In accordance with Statement of Financial Accounting Standards #13, "Accounting for Leases," the Partnership recorded each of the reclassified leases at the lower of original cost, present fair value, or present carrying amount. No loss on termination of direct financing lease was recorded for financial reporting purposes.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners
CNL Income Fund IX, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund IX, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits pro-vide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund IX, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
January 12, 1998

                            CNL INCOME FUND IX, LTD.
                        (A Florida Limited Partnership)

                                 BALANCE SHEETS

                                                            December 31,
                                                       -----------------------
                                                          1997        1996
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation............................. $14,163,111 $14,797,549
Net investment in direct financing leases.............   7,482,757   7,964,985
Investment in joint ventures..........................   6,619,364   5,708,555
Cash and cash equivalents.............................   1,250,388   1,288,618
Receivables, less allowance for doubtful accounts of
 $108,316 and $28,983.................................      96,134      75,256
Prepaid expenses......................................       3,924       3,845
Lease costs, less accumulated amortization of $77 in
 1997.................................................      14,923         --
Accrued rental income.................................   1,465,820   1,505,039
                                                       ----------- -----------
                                                       $31,096,421 $31,343,847
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $     4,490 $     4,987
Accrued and escrowed real estate taxes payable........      45,591      61,618
Distributions payable.................................     787,501     822,500
Due to related parties................................       4,619       1,405
Rents paid in advance and deposits....................     106,996      93,741
                                                       ----------- -----------
  Total liabilities...................................     949,197     984,251
Partners' capital.....................................  30,147,224  30,359,596
                                                       ----------- -----------
                                                       $31,096,421 $31,343,847
                                                       =========== ===========



                See accompanying notes to financial statements.

                            CNL INCOME FUND IX, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                  Year Ended December 31,
                                              --------------------------------
                                                 1997       1996       1995
                                              ---------- ---------- ----------
Revenues:
  Rental income from operating leases........ $1,742,351 $1,854,245 $1,880,854
  Earned income from direct financing
   leases....................................    830,603    917,074    926,254
  Contingent rental income...................     74,867    120,999    110,036
  Interest and other income..................     44,669     51,348     57,209
                                              ---------- ---------- ----------
                                               2,692,490  2,943,666  2,974,353
                                              ---------- ---------- ----------

Expenses:
  General operating and administrative.......    153,175    152,437    130,167
  Professional services......................     24,658     26,610     20,566
  Bad debt expense...........................     21,000        --         --
  Real estate taxes..........................     30,835      9,906     24,837
  State and other taxes......................     11,126      2,775     11,123
  Depreciation and amortization..............    251,560    252,039    253,483
                                              ---------- ---------- ----------
                                                 492,354    443,767    440,176
                                              ---------- ---------- ----------

Income Before Equity in Earnings of Joint
 Ventures and Gain on Sale of Land and
 Building....................................  2,200,136  2,499,899  2,534,177
Equity in Earnings of Joint Ventures.........    537,853    460,400    453,794
Gain on Sale of Land and Building............    199,643        --         --
                                              ---------- ---------- ----------
Net Income................................... $2,937,632 $2,960,299 $2,987,971
                                              ========== ========== ==========

Allocation of Net Income:
  General partners........................... $   27,380 $   29,603 $   29,880
  Limited partners...........................  2,910,252  2,930,696  2,958,091
                                              ---------- ---------- ----------
                                              $2,937,632 $2,960,299 $2,987,971
                                              ========== ========== ==========

Net Income Per Limited Partner Unit.......... $     0.83 $     0.84 $     0.85
                                              ========== ========== ==========
Weighted Average Number of Limited Partner
 Units Outstanding...........................  3,500,000  3,500,000  3,500,000
                                              ========== ========== ==========


                See accompanying notes to financial statements.

                            CNL INCOME FUND IX, LTD.
                        (A Florida Limited Partnership)

                        STATEMENTS OF PARTNERS' CAPITAL

                  Years Ended December 31, 1997, 1996 and 1995

                              General Partners                       Limited Partners
                          ------------------------- ----------------------------------------------------
                                        Accumulated                              Accumulated Syndication
                          Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                          ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1994...................     $1,000      $102,909    $35,000,000  $(10,320,575)  $10,188,000 $(4,190,000) $30,781,334
 Distributions to
  limited partners
  ($0.91 per limited
  partner unit).........        --            --             --     (3,185,004)          --          --    (3,185,004)
 Net income.............        --         29,880            --            --      2,958,091         --     2,987,971
                             ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1995...................      1,000       132,789     35,000,000   (13,505,579)   13,146,091  (4,190,000)  30,584,301
 Distributions to
  limited partners
  ($0.91 per limited
  partner unit).........        --            --             --     (3,185,004)          --          --    (3,185,004)
 Net income.............        --         29,603            --            --      2,930,696         --     2,960,299
                             ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................      1,000       162,392     35,000,000   (16,690,583)   16,076,787  (4,190,000)  30,359,596
 Distributions to
  limited partners
  ($0.90 per limited
  partner unit).........        --            --             --     (3,150,004)          --          --    (3,150,004)
 Net income.............        --         27,380            --            --      2,910,252         --     2,937,632
                             ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................     $1,000      $189,772    $35,000,000  $(19,840,587)  $18,987,039 $(4,190,000) $30,147,224
                             ======      ========    ===========  ============   =========== ===========  ===========




                See accompanying notes to financial statements.

                            CNL INCOME FUND IX, LTD.
                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1997         1996         1995
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
  Cash Flows from Operating Activities:
   Cash received from tenants...........  $ 2,666,373  $ 2,900,048  $ 2,608,733
   Distributions from joint ventures....      676,806      603,833      602,845
   Cash paid for expenses...............     (229,884)    (186,126)    (157,127)
   Interest received....................       44,669       38,485       43,825
                                          -----------  -----------  -----------
     Net cash provided by operating
      activities........................    3,157,964    3,356,240    3,098,276
                                          -----------  -----------  -----------
  Cash Flows from Investing Activities:
   Proceeds from sale of land and
    building............................    1,053,571          --           --
   Investment in joint venture..........   (1,049,762)         --           --
   Payment of lease costs...............      (15,000)         --           --
                                          -----------  -----------  -----------
     Net cash used in investing
      activities........................      (11,191)         --           --
                                          -----------  -----------  -----------
  Cash Flows From Financing Activities:
   Distributions to limited partners....   (3,185,003)  (3,185,004)  (3,150,004)
                                          -----------  -----------  -----------
     Net cash used in financing
      activities........................   (3,185,003)  (3,185,004)  (3,150,004)
                                          -----------  -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents............................      (38,230)     171,236      (51,728)
Cash and Cash Equivalents at Beginning
 of Year................................    1,288,618    1,117,382    1,169,110
                                          -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year...................................  $ 1,250,388  $ 1,288,618  $ 1,117,382
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
  Net income............................  $ 2,937,632  $ 2,960,299  $ 2,987,971
                                          -----------  -----------  -----------
  Adjustments to reconcile net income to
   net cash provided by operating
   activities:
   Depreciation.........................      251,483      251,483      251,483
   Amortization.........................           77          556        2,000
   Equity in earnings of joint ventures,
    net of distributions................      138,953      143,433      149,051
   Gain on sale of land and building....     (199,643)         --           --
   Decrease (increase) in receivables...      (20,878)      87,823      (21,714)
   Increase in prepaid expenses.........          (79)      (2,913)        (932)
   Decrease in net investment in direct
    financing leases....................      121,311       89,696       73,784
   Increase in accrued rental income....      (70,837)    (225,434)    (287,264)
   Increase (decrease) in accounts
    payable and accrued expenses........      (16,524)      12,111       32,889
   Increase (decrease) in due to related
    parties.............................        3,214       (4,639)       6,044
   Increase (decrease) in rents paid in
    advance and deposits................       13,255       43,825      (95,036)
                                          -----------  -----------  -----------
     Total adjustments..................      220,332      395,941      110,305
                                          -----------  -----------  -----------
Net Cash Provided by Operating
 Activities.............................  $ 3,157,964  $ 3,356,240  $ 3,098,276
                                          ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Investing and Financing Activities:
  Distributions declared and unpaid at
   December 31..........................  $   787,501  $   822,500  $   822,500
                                          ===========  ===========  ===========
  Land and building under operating
   lease simultaneously exchanged for
   land and building under operating
   lease................................  $       --   $   406,768  $       --
                                          ===========  ===========  ===========

                See accompanying notes to financial statements.

                            CNL INCOME FUND IX, LTD.
                        (A Florida Limited Partnership)

                         NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1997, 1996 and 1995

1. Significant Accounting Policies

   Organization and Nature of Business--CNL Income Fund IX, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating method. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (see
  Note 4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, will be removed from the accounts and gains or losses from sales will be reflected in income. The general partners of the Partnership review the properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continued to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

                            CNL INCOME FUND IX, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

1. Significant Accounting Policies--(Continued)

   Investment in Joint Ventures--The Partnership's investments in three joint ventures and a property in Englewood, Colorado, for which the property is held as tenants-in-common with an affiliate, are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Lease costs--Lease costs associated with negotiating a new lease are amortized over the term of the new lease using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases

   The Partnership leases its land and buildings to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases have been classified as operating leases and some of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while a majority of the land portion of these leases are operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability,

                            CNL INCOME FUND IX, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

2. Leases--(Continued)

property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to four successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1997         1996
                                                       -----------  -----------
       Land........................................... $ 8,207,939  $ 8,590,894
       Buildings......................................   7,452,942    7,452,942
                                                       -----------  -----------
                                                        15,660,881   16,043,836
       Less accumulated depreciation..................  (1,497,770)  (1,246,287)
                                                       -----------  -----------
                                                       $14,163,111  $14,797,549
                                                       ===========  ===========

   In December 1996, the tenant of the property in Woodmere, Ohio, exercised its option under the terms of its lease agreement, to substitute the existing property for a replacement property. In conjunction therewith, the Partnership simultaneously exchanged the Burger King property in Woodmere, Ohio, with a Burger King property in Carrboro, North Carolina. The lease for the property in Woodmere, Ohio, was amended to allow the property in Carrboro, North Carolina, to continue under the terms of the original lease. All closing costs were paid by the tenant. The Partnership accounted for this as a non-monetary exchange of similar assets and recorded the acquisition of the property in Carrboro, North Carolina, at the net book value of the property in Woodmere, Ohio. No gain or loss was recognized due to this being accounted for as a non-monetary exchange of similar assets.

   In June 1997, the Partnership sold its property in Alpharetta, Georgia, and received net sales proceeds of $1,053,571, resulting in a gain of $199,643 for financial reporting purposes. This property was originally acquired by the Partnership in September 1991 and had a cost of approximately $711,200, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $342,400 in excess of its original purchase price.

   Some leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997, 1996 and 1995, the Partnership recognized $70,837, $225,434 and
$287,264, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1997:

       1998......................................................... $ 1,766,123
       1999.........................................................   1,766,123
       2000.........................................................   1,766,123
       2001.........................................................   1,802,660
       2002.........................................................   1,933,986
       Thereafter...................................................  12,647,153
                                                                     -----------
                                                                     $21,682,168
                                                                     ===========

                            CNL INCOME FUND IX, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

3. Land and Buildings on Operating Leases--(Continued)

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Net Investment in Direct Financing Leases

   The following lists the components of the net investment in direct financing leases at December 31:

                                                        1997          1996
                                                     -----------  ------------
       Minimum lease payments receivable............ $13,764,606  $ 15,621,897
       Estimated residual values....................   2,495,379     2,590,434
       Less unearned income.........................  (8,777,228)  (10,247,346)
                                                     -----------  ------------
       Net investment in direct financing leases.... $ 7,482,757  $  7,964,985
                                                     ===========  ============

   The following is a schedule of future minimum lease payments to be received on the direct financing leases at December 31, 1997:

       1998.........................................................    $968,047
       1999.........................................................     968,047
       2000.........................................................     968,047
       2001.........................................................     975,586
       2002.........................................................     999,905
       Thereafter...................................................   8,884,974
                                                                     -----------
                                                                     $13,764,606
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

5. Investment in Joint Ventures

   The Partnership has a 45.2%, a 50 percent and a 27.33% interest in the profits and losses of CNL Restaurant Investments II, CNL Restaurant Investments III and Ashland Joint Venture, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

   In July 1997, the Partnership used the net sales proceeds from the sale of the property in Alpharetta, Georgia, to acquire a 67.23% interest in an IHOP property located in Englewood, Colorado, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures.

   CNL Restaurant Investments II and CNL Restaurant Investments III each own and lease six properties to an operator of national fast-food restaurants and Ashland Joint Venture owns and leases one property to an operator of national fast-food restaurants. The Partnership and an affiliate, as tenants in common own and lease

                            CNL INCOME FUND IX, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

5. Investment in Joint Ventures--(Continued)

one property to an operator of a national family-style restaurant. The following presents the joint ventures' combined, condensed financial information at December 31:

                                                         1997        1996
                                                      ----------- -----------
       Land and buildings on operating leases, less
        accumulated depreciation..................... $12,582,754 $12,359,586
       Net investment in direct financing lease......   1,003,680         --
       Cash..........................................      15,124       1,497
       Receivables...................................      35,773      13,840
       Prepaid expenses..............................      23,544      22,543
       Accrued rental income.........................      11,620         --
       Liabilities...................................      14,280       1,198
       Partners' capital.............................  13,658,215  12,396,268
       Revenues......................................   1,506,380   1,362,027
       Net income....................................   1,141,755   1,000,884

   The Partnership recognized income totalling $537,853, $460,400 and $453,794 for the years ended December 31, 1997, 1996 and 1995, respectively, from these joint ventures.

6. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During the year ended December 31, 1997, the Partnership declared distributions to the limited partners of $3,150,004 and during each of the years ended December 31, 1996 and 1995, the Partnership declared distributions to the limited partners of $3,185,004. No distributions have been made to the general partners to date.

                            CNL INCOME FUND IX, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995


7. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                               1997        1996        1995
                                            ----------  ----------  ----------
     Net income for financial reporting
      purposes............................  $2,937,632  $2,960,299  $2,987,971
     Depreciation for tax reporting
      purposes in excess of
      depreciation for financial reporting
      purposes............................    (116,620)   (123,734)   (123,820)
     Direct financing leases recorded as
      operating leases for
      tax reporting purposes..............     121,311      89,696      73,784
     Gain on sale of land and building for
      financial reporting
      purposes in excess of gain for tax
      reporting purposes..................   (195,820)         --          --
     Equity in earnings of joint ventures
      for tax reporting purposes
      in excess of equity in earnings of
      joint ventures for financial
      reporting purposes..................      36,745      37,469      37,469
     Accrued rental income................     (70,837)   (225,434)   (287,264)
     Rents paid in advance................      13,255      43,825     (95,036)
     Allowance for doubtful accounts......      79,333      14,221     (11,173)
                                            ----------  ----------  ----------
     Net income for federal income tax
      purposes............................  $2,804,999  $2,796,342  $2,581,931
                                            ==========  ==========  ==========

8. Related Party Transactions

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the parent company of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, served as president of CNL Fund Advisors, Inc. through October 1997. CNL Income Fund Advisors, Inc. was a wholly owned subsidiary of CNL Group, Inc. until its merger, effective January 1, 1996, with CNL Fund Advisors, Inc. During the years ended December 31, 1997, 1996 and 1995, CNL Income Fund Advisors, Inc. and CNL Fund Advisors, Inc. (hereinafter referred to collectively as the "Affiliates") each performed certain services for the Partnership, as described below.

   During the years ended December 31, 1997, 1996 and 1995, certain Affiliates acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay Affiliates an annual, noncumulative, subordinated management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures, but not in excess of competitive fees for comparable services. These fees will be incurred and will be payable only after the limited partners receive their 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners do not receive their 10% Preferred Return in any particular year, no management fees will be due or payable for such year. As a result of such threshold, no management fees were incurred during the years ended December 31, 1997, 1996 and 1995.

   Certain Affiliates are also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliates provide a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate

                            CNL INCOME FUND IX, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

8. Related Party Transactions--(Continued)

disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1997, 1996 and 1995, Affiliates provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $79,234, $82,487 and $64,398 for the years ended December 31, 1997, 1996 and 1995, respectively, for such services.

   The due to related parties at December 31, 1997 and 1996, totalled $4,619 and $1,405, respectively.

9. Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures), for at least one of the years ended December 31:

                                                      1997     1996     1995
                                                    -------- -------- --------
       Burger King Corporation and BK Acquisition,
        Inc.......................................  $649,445 $623,949 $617,694
       TPI Restaurants, Inc.......................   556,700  565,351  562,259
       Carrols Corporation........................   440,057  442,286  444,866
       Flagstar Enterprises, Inc..................   436,312  460,762  486,188
       Golden Corral Corporation..................   337,337  328,975  329,997

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures), for at least one of the years ended December 31:

                                                 1997       1996       1995
                                              ---------- ---------- ----------
       Burger King........................... $1,249,715 $1,310,994 $1,293,094
       Shoney's..............................    808,675    889,148    904,534
       Hardees...............................    436,312    460,762    486,188
       Golden Corral Family Steakhouse
        Restaurants..........................    337,337    328,975    329,997

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to the Company gives effect to the Acquisition, and is based on estimates and assumptions set for the below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company, the historical combined financial information of CNL Income Fund IX, Ltd., (the "CNL Income Fund"), the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on September 30, 1998; the pro forma consolidated statements of earnings assume that the
Property Acquisitions (as defined on page   ) and the Acquisition occurred on
January 1, 1997.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.


   See accompanying notes and management's assumptions to unaudited pro forma financial statements.

                       CNL AMERICAN PROPERTIES FUND, INC.

                       UNAUDITED PRO FORMA BALANCE SHEET

                               September 30, 1998

                                                          Historical
                        -------------------------------------------------------------------------------
                                           CNL                                    CNL
                                         Income                CNL Financial   Financial     Combined
                            APF       Fund IX, Ltd.  Advisor   Services, Inc.    Corp.      Portfolios
                        ------------  ------------- ---------- -------------- ------------ ------------
     ASSETS:
Land and
 buildings on
 operating
 leases, net....        $298,967,972   $15,043,968  $        0   $        0   $            $314,011,940

Net investment
 in direct
 financing
 leases.........         117,028,760     6,311,643           0            0   $          0  123,340,403
Mortgages and
 notes
 receivable.....          33,523,506             0           0            0              0  207,300,487
Other
 Investments....          16,200,316             0     200,000            0    173,776,981   22,961,944
Investment in
 joint
 ventures.......             631,374     6,497,278           0            0      6,561,628    7,128,652
Cash and cash
 equivalents....          90,674,289     1,279,526     283,300      599,997              0   97,935,145
Receivables.....             575,104        10,491   7,544,985    6,824,632      5,098,033
Accrued rental
 income.........           3,071,451     1,241,786           0            0
                                                                                   517,471   15,472,683
                                                                                         0    4,313,237
Other assets....           5,711,195        20,652     401,524      295,570      3,854,477   10,283,418

                        ------------   -----------  ----------   ----------   ------------ ------------
Total assets....        $566,383,967   $30,405,344  $8,429,809   $7,720,199   $189,808,590 $802,747,909
                        ============   ===========  ==========   ==========   ============ ============
 LIABILITIES & EQUITY:
Accounts payable
 and accrued
 liabilities....        $    379,496   $    29,109  $  449,751   $  193,949   $  1,236,138 $  2,288,443
Accrued
 construction
 costs payable..           3,045,304             0           0            0              0    3,045,304
Distributions
 payable........                   0       787,501   2,220,000            0              0    3,007,501
Due to related
 parties........           2,552,411         4,463           0    1,452,512      6,556,920   10,566,306
Income tax
 payable........                   0             0   1,989,003            0      1,001,861    2,990,864
Line of credit..           6,765,575             0           0            0              0    6,765,575
Notes payable...                   0             0     390,398       28,462    175,528,203  175,947,063
Deferred
 income.........           1,015,758             0           0            0              0    1,015,758
Rents paid in
 advance........             437,497       120,771           0            0              0      558,268
Minority
 interest.......             282,544             0           0            0              0      282,544
Common Stock....             621,187             0       9,800        2,000            200      633,187
Additional paid
 in capital.....         556,830,578             0     482,964    5,231,827      3,887,496  566,432,865
Accumulated
 distributions
 in excess of
 net earnings...          (5,546,383)            0   2,887,893      811,449      1,597,772     (249,269)

Partners
 capital........                   0    29,463,500           0            0              0   29,463,500
                        ------------   -----------  ----------   ----------   ------------ ------------
Total
 liabilities and
 equity.........        $566,383,967   $30,405,344  $8,429,809   $7,720,199   $189,808,590 $802,747,909
                        ============   ===========  ==========   ==========   ============ ============
                                Pro Forma
                        ------------------------------
                        Adjustments       Pro Forma
                        ---------------- ------------- ---
     ASSETS:
Land and
 buildings on
 operating
 leases, net....        $  6,080,949 (1)
                          26,052,741 (2) $346,145,630
Net investment
 in direct
 financing
 leases.........           2,424,315 (1)  125,764,718
Mortgages and
 notes
 receivable.....             849,195 (2)  208,149,682
Other
 Investments....                 --        22,961,944
Investment in
 joint
 ventures.......           2,360,444 (1)    9,489,096
Cash and cash
 equivalents....            (420,663)(1)
Receivables.....          (8,933,000)(1)
Accrued rental
 income.........         (26,901,936)(2)   61,679,546
                          (7,853,842)(3)    7,618,841
                          (1,241,786)(1)    3,071,451
Other assets....          41,748,141 (1)
                          (3,675,485)(1)   48,356,074
                        ---------------- ------------- ---
Total assets....        $ 30,489,073     $833,236,982
                        ================ ============= ===
 LIABILITIES & EQUITY:
Accounts payable
 and accrued
 liabilities....        $        --      $  2,288,443
Accrued
 construction
 costs payable..                 --         3,045,304
Distributions
 payable........                 --         3,007,501
Due to related
 parties........          (7,853,842)(3)    2,712,464
Income tax
 payable........          (2,990,864)(4)            0
Line of credit..                 --         6,765,575
Notes payable...                 --       175,947,063
Deferred
 income.........                 --         1,015,758
Rents paid in
 advance........                 --           558,268
Minority
 interest.......                 --           282,544
Common Stock....             147,580 (1)      780,767
Additional paid
 in capital.....         149,818,441 (1)  716,251,306
Accumulated
 distributions
 in excess of
 net earnings...         (82,159,606)(1)
                           2,990,864 (4)  (79,418,011)
Partners
 capital........         (29,463,500)(1)            0
                        ---------------- ------------- ---
Total
 liabilities and
 equity.........        $ 30,489,073     $833,236,982
                        ================ ============= ===

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                               September 30, 1998

                                                           Historical
                         --------------------------------------------------------------------------------
                                       CNL Income               CNL Financial  CNL Financial   Combined
                             APF      Fund IX, Ltd.   Advisor   Services, Inc.     Corp.      Portfolios
                         -----------  ------------- ----------- -------------- -------------  -----------
Revenues:
Rental and
 earned income..         $22,947,199   $1,630,947   $         0  $         0   $          0   $24,578,146

Fees............                   0            0    21,405,127    5,115,549          6,817    26,527,493

Interest and
 other income...           6,117,911       39,539           751      432,506     18,031,141    24,621,848
                         -----------   ----------   -----------  -----------   ------------   -----------
Total revenue...          29,065,110    1,670,486    21,405,878    5,548,055     18,037,958    75,727,487
Expenses:
General and
 administrative..          1,539,004      142,375     6,701,115    4,107,311      2,597,171    15,086,976


Advisory fees...           1,248,393            0             0            0      1,026,231     2,274,624
Fees to
 Restaurant
 Financial
 Services
 Group..........                   0            0       256,456    1,569,202              0     1,825,658
Interest........                   0            0       105,668        3,534     14,230,999    14,340,201
State taxes.....             397,569       14,337        15,226       18,564        201,616       647,312
Depreciation--
 other..........                   0            0        75,607       55,056              0       130,663
Depreciation--
 property.......           2,684,924      196,478             0            0              0     2,881,402
Amortization....               8,096        1,125        55,932          138        945,299     1,010,590
                         -----------   ----------   -----------  -----------   ------------   -----------
Total operating
 expenses.......           5,877,986      354,315     7,210,004    5,753,805     19,001,316    38,197,426
                         -----------   ----------   -----------  -----------   ------------   -----------
Operating
 earnings
 (losses).......          23,187,124    1,316,171    14,195,874     (205,750)      (963,358)   37,530,061
Equity in
 earnings of
 joint ventures/minority
 interest.......             (23,271)     432,608             0       12,452              0       421,789
Gain on
 securitization..                  0            0             0            0      3,018,268     3,018,268
                         -----------   ----------   -----------  -----------   ------------   -----------
Net earnings
 (losses) before
 income taxes...          23,163,853    1,748,779    14,195,874     (193,298)     2,054,910    40,970,118
Provision
 (credit) for
 federal income
 taxes..........                   0            0     5,607,415      (81,229)       789,895     6,316,081
                         -----------   ----------   -----------  -----------   ------------   -----------
Net income......         $23,163,853   $1,748,779   $ 8,588,459  $  (112,069)  $  1,265,015   $34,654,037
                         ===========   ==========   ===========  ===========   ============   ===========
Earnings per
 share..........         $      0.49
                         ===========
Shares
 outstanding:
Weighted
 average........          47,633,909
                         ===========
End of period...          62,118,679
                                Pro Forma
                         -------------------------------
                         Adjustments       Pro Forma
                         ---------------- -------------- ---
Revenues:
Rental and
 earned income..         $  9,635,208 (a)
                               68,814 (b) $34,282,168
Fees............          (21,010,744)(c)
                           (2,875,906)(d)   2,640,843
Interest and
 other income...            1,526,547 (e)  26,148,395
                         ---------------- -------------- ---
Total revenue...          (12,656,081)     63,071,406
Expenses:
General and
 administrative..          (1,306,967)(f)
                           (1,415,100)(g)
                              (35,996)(h)  12,328,913
Advisory fees...           (2,274,624)(i)           0
Fees to
 Restaurant
 Financial
 Services
 Group..........           (1,825,658)(n)           0
Interest........              (68,670)(m)  14,271,531
State taxes.....               50,404 (j)     697,716
Depreciation--
 other..........                  --          130,663
Depreciation--
 property.......            1,512,785 (k)   4,394,187
Amortization....            1,565,555 (l)   2,576,145
                         ---------------- -------------- ---
Total operating
 expenses.......           (3,798,271)     34,399,155
                         ---------------- -------------- ---
Operating
 earnings
 (losses).......           (8,857,810)     28,672,251
Equity in
 earnings of
 joint ventures/minority
 interest.......                  --          421,789
Gain on
 securitization..                 --        3,018,268
                         ---------------- -------------- ---
Net earnings
 (losses) before
 income taxes...           (8,857,810)     32,112,308
Provision
 (credit) for
 federal income
 taxes..........           (6,316,081)(o)           0
                         ---------------- -------------- ---
Net income......         $ (2,541,729)    $32,112,308
                         ================ ============== ===
Earnings per
 share..........                          $      0.44
                                          ==============
Shares
 outstanding:
Weighted
 average........                           73,390,248(p)
                                          ==============
End of period...                           78,076,710

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                      For the year ended December 31, 1997

                                                     Historical                                           Pro Forma
                    ------------------------------------------------------------------------------ ---------------------------
                                  CNL Income              CNL Financial  CNL Financial  Combined
                        APF      Fund IX, Ltd.  Advisor   Services, Inc.     Corp.     Portfolios  Adjustments      Pro Forma
                    -----------  ------------- ---------- -------------- ------------- ----------- -----------     -----------
Revenues:
 Rental and earned
 income...........  $15,490,615   $2,647,821   $        0   $        0    $         0  $18,138,436 $24,048,982 (a)
                                                                                                       100,169 (b) $42,287,587
 Fees.............            0            0    8,310,836    5,965,110         73,704   14,349,650  (9,074,807)(c)
                                                                                                    (2,662,141)(d)   2,612,702
 Interest and
 other income.....    3,967,318       44,669      165,569            0     10,932,843   15,110,399     249,395 (e)  15,359,794
                    -----------   ----------   ----------   ----------    -----------  ----------- -----------     -----------
   Total Revenue..   19,457,933    2,692,490    8,476,405    5,965,110     11,006,547   47,598,485  12,661,598      60,260,083
Expenses:
 General and
 administrative...    1,010,725      229,668    4,266,169    1,889,904        828,848    8,225,314    (740,042)(f)
                                                                                                    (1,619,238)(g)
                                                                                                       (38,937)(h)   5,827,097
 Advisory fees....      804,879            0            0            0      1,802,532    2,607,411  (2,607,411)(i)           0
 Fees to
 Restaurant
 Financial
 Services Group...            0            0      151,041      594,041              0      745,082    (745,082)(n)           0
 Interest                     0            0      162,153      183,315      8,320,000    8,665,468     (81,594)(m)   8,583,874
 State taxes......      251,358       11,126       12,084        1,294          1,600      277,462      20,121 (j)     297,583
 Depreciation--
 other............            0            0       48,490       14,637              0       63,127         --           63,127
 Depreciation--
 property.........    1,784,269      251,483            0            0              0    2,035,752   3,165,460 (k)   5,201,212
 Amortization.....       10,793           77       18,093       61,324        916,577    1,006,864   2,087,407 (l)   3,094,271
                    -----------   ----------   ----------   ----------    -----------  ----------- -----------     -----------
  Total operating
  expenses........    3,862,024      492,354    4,658,030    2,744,515     11,869,557   23,626,480    (559,316)     23,067,164
                    -----------   ----------   ----------   ----------    -----------  ----------- -----------     -----------
Operating earnings
 (losses).........   15,595,909    2,200,136    3,818,375    3,220,595       (863,010)  23,972,005  13,220,914      37,192,919
 Equity in
 earnings of joint
 ventures/minority
 interest.........      (31,453)     537,853            0     (126,627)             0      379,773         --          379,773
 Gain on sale of
 properties.......            0      199,643            0            0              0      199,643         --          199,643
                    -----------   ----------   ----------   ----------    -----------  ----------- -----------     -----------
Net earnings
 before income
 taxes............   15,564,456    2,937,632    3,818,375    3,093,968       (863,010)  24,551,421  13,220,914      37,772,335
 Provision
 (credit) for
 federal income
 taxes............            0            0    1,508,258    1,272,133       (317,785)   2,462,606  (2,462,606)(o)           0
                    -----------   ----------   ----------   ----------    -----------  ----------- -----------     -----------
Net earnings
 (losses).........  $15,564,456   $2,937,632   $2,310,117   $1,821,835    $  (545,225) $22,088,815 $15,683,520     $37,772,335
                    ===========   ==========   ==========   ----------    ===========  =========== ===========     ===========
Earnings per
 share............  $      0.66                                                                                    $      0.51
                    ===========                                                                                    ===========
 Shares
 outstanding:
 Weighted
 average..........   23,423,868                                                                                     74,062,684 (p)
                    ===========                                                                                    ===========
 End of period....   36,192,971                                                                                     74,062,684
                    ===========                                                                                    ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                Notes and Management's Assumptions to Unaudited
                         Pro Forma Financial Statements

1. Basis of Presentation

   The Pro Forma Balance Sheet as of September 30, 1998 reflects the transactions of the acquisition of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group (the "Acquisition Proposal") as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the nine months ended September 30, 1998, and for the year ended December 31, 1997, have been prepared to reflect a) the issuance of additional shares and the property acquisitions completed from January 1, 1997 through November 30, 1998 ("Offering and Property Transactions") and b) the transactions of the Acquisition Proposal as set forth in this Proxy Statement. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company and the historical combined financial information of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and the CNL Restaurant Financial Services Group. The Pro Forma Balance Sheet was prepared as if the Offering and Property Transactions and the Acquisition Proposal occurred on September 30, 1998. The Pro Forma Statements of Earnings were prepared as if the Property Acquisitions and the Acquisition Proposal occurred as of January 1, 1997. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the Offering and Acquisition Transaction and the Acquisition Proposal had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the Acquisition Proposal have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2. Method of Accounting

   The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group will be accounted for under the purchase accounting method. The Company will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the Company will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an operating expense on the Company's consolidated statements of earnings, but the Company will not deduct this expense for purposes of calculating funds from operations due to the non-recurring and non-cash nature of the expense.

   All significant intercompany balances and transactions between the Company, CNL Income Fund, Advisor and CNL Restaurant Financial Services Group have been eliminated in the pro forma financial statements.

3. Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of September 30, 1998, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at an annual meeting of stockholders, the stockholders of the Company approved an amendment to increase the number of authorized shares to an amount necessary to enable the Company to issue the shares for the Acquisition.

(1) Represents the payment of $420,663 in cash and the issuance of 15,958,031 common shares in consideration for the purchase of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 at a share price of $10 plus estimated transaction costs. The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group has been accounted for under

                       CNL AMERICAN PROPERTIES FUND, INC.

                Notes and Management's Assumptions to Unaudited
                  Pro Forma Financial Statements--(Continued)

   the purchase accounting method and goodwill was recognized to the extent that the consideration paid exceeded the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on the Company's statement of earnings. The Company will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by the Company.

        CNL Income Fund........................................... $ 37,000,971
        Advisor...................................................   76,000,000
        CNL Restaurant Financial Services Group...................   47,000,000
                                                                   ------------
          Total Purchase Price (cash and shares)..................  160,000,971
        Less cash paid to CNL Income Fund.........................     (420,663)
                                                                   ------------
          Share consideration.....................................  159,580,308
        Transaction costs of the Company..........................    8,933,000
                                                                   ------------
          Total costs incurred.................................... $168,513,308
                                                                   ============

     In addition, the Company i) used $8,993,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the CNL Income Fund carrying value of land and building on operating leases by $6,080,949, net investment in direct financing leases by $2,424,315, investment in joint venture by $2,360,444, made downward adjustments to the carrying value of accrued rental income of $1,241,786, made downward adjustments to other assets of $3,675,485 to adjust historical values to fair value, iii) recorded goodwill of $41,748,141 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $76,862,492 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $29,463,500 of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group.

(2) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

(3) Represents the elimination by the CNL Income Fund of $4,463 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by the Company of $1,208,000 in related party payables recorded as receivables by the Advisor.

(4) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

                       CNL AMERICAN PROPERTIES FUND, INC.

                Notes and Management's Assumptions to Unaudited
                  Pro Forma Financial Statements--(Continued)


4. Adjustments to Pro Forma Income Statements

(I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the nine months ended September 30, 1998, as if the Acquisition was consummated as of January 1, 1997.

  (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and
      2) properties that were developed by the Company from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

       Rental and earned income on Property Transactions by the
        Company................................................... $9,635,208

  (b) Represents $68,814 in accrued rental income resulting from the straight- lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.

  (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees.......................................... $ (1,569,202)
       Secured equipment lease fee...............................      (44,426)
       Advisory fees.............................................   (1,722,383)
       Reimbursement of administrative costs.....................     (292,850)
       Acquisition fees..........................................  (15,392,193)
       Underwriting fees.........................................     (254,945)
       Administrative fees.......................................     (148,491)
       Executive fee.............................................     (310,000)
       Guarantee fees............................................      (93,750)
       Servicing fee.............................................   (1,014,117)
       Development fees..........................................     (166,876)
       Consulting fee............................................       (1,511)
                                                                  ------------
         Total................................................... $(21,010,744)
                                                                  ============

  (d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

  (e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

                       CNL AMERICAN PROPERTIES FUND, INC.

                Notes and Management's Assumptions to Unaudited
                  Pro Forma Financial Statements--(Continued)

  (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

       Reimbursement of administrative costs...................... $  (292,850)
       Servicing fee..............................................  (1,014,117)
                                                                   -----------
                                                                   $(1,306,967)
                                                                   ===========

  (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and 2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

       General and administrative costs............................ $(1,415,100)

  (h) Represents savings of $35,996 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

  (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services
      Group:

       Advisory fees............................................... $(1,722,383)
       Administrative fees.........................................    (148,491)
       Executive fee...............................................    (310,000)
       Guarantee fees..............................................     (93,750)
                                                                    -----------
                                                                    $(2,274,624)
                                                                    ===========

  (j) Represents additional income taxes of $50,404 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.

  (k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

       Depreciation expense.......................................... $1,512,785

  (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (2)

       Amortization of goodwill...................................... $1,565,555

  (m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in II (d) below.

       Interest expense............................................... $(68,670)

                       CNL AMERICAN PROPERTIES FUND, INC.

                Notes and Management's Assumptions to Unaudited
                  Pro Forma Financial Statements--(Continued)


  (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees............................................ $(1,569,202)
       Underwriting fees...........................................    (254,945)
       Consulting fee..............................................      (1,511)
                                                                    -----------
                                                                    $(1,825,658)
                                                                    ===========

  (o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

  (p) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the proforma financial statements, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

(II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1997, as if the Acquisition was consummated as of January 1, 1997.

  (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and
      2) properties that were developed by the Company from January 1, 1997 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

       Rental and earned income on Property Transactions by the
        Company.................................................. $24,048,982

  (b) Represents $100,169 in accrued rental income resulting from the straight- lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.

  (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees........................................... $  (594,041)
       Secured equipment lease fee................................    (375,219)
       Advisory fees..............................................  (1,775,680)
       Reimbursement of administrative costs......................    (141,054)
       Acquisition fees...........................................  (3,887,483)
       Underwriting fees..........................................    (151,041)
       Administrative fees........................................    (269,231)
       Executive fee..............................................    (250,000)
       Guarantee fees.............................................    (312,500)
       Arrangement fees...........................................    (350,000)
       Servicing fee..............................................    (598,988)
       Development fees...........................................    (369,570)
                                                                   -----------
         Total.................................................... $(9,074,807)
                                                                   ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                Notes and Management's Assumptions to Unaudited
                  Pro Forma Financial Statements--(Continued)


  (d) Represents the deferral of $2,662,141 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

  (e) Represents the elimination of interest income of $1,931,331 earned during the year ended December 31, 1997 assuming all monies raised during 1997 and all cash held on January 1, 1997 was used to effect the Acquisition on January 1, 1997, represents interest income of $2,047,619 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the recognition of $133,107 of origination fees collected during the year ended December 31, 1997 which were deferred in (d) and are being amortized and recorded as interest income.

  (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

       Reimbursement of administrative costs......................... $(141,054)
       Servicing fee.................................................  (598,988)
                                                                      ----------
                                                                      $(740,042)
                                                                      ==========

  (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and 2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

       General and administrative costs............................ $(1,619,238)

  (h) Represents savings of $38,937 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

  (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services
      Group:

       Advisory fees............................................... $(1,775,680)
       Administrative fees.........................................    (269,231)
       Executive fee...............................................    (250,000)
       Guarantee fees..............................................    (312,500)
                                                                    -----------
                                                                    $(2,607,411)
                                                                    ===========

  (j) Represents additional income taxes of $20,121 resulting from assuming that acquisitions from January 1, 1997 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.

  (k) Represents increase in depreciation of the building portion of the properties acquired from January 1, 1997 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in

                      CNL AMERICAN PROPERTIES FUND, INC.

                Notes and Management's Assumptions to Unaudited
                  Pro Forma Financial Statements--(Continued)

     basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

       Depreciation expense.......................................... $3,165,460

  (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (2)

       Amortization of goodwill...................................... $2,087,407

  (m) Represents elimination of yearly amortization of arrangement fees of $350,000 capitalized as deferred costs and amortized as interest expense and the capitalization of interest expense during the period that properties were under development.

       Amortization of arrangement fees............................... $(24,144)
       Capitalization of interest during development period...........  (57,450)
                                                                       --------
                                                                       $(81,594)
                                                                       ========

  (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees.............................................. $(594,041)
       Underwriting fees.............................................  (151,041)
                                                                      ---------
                                                                       (745,082)
                                                                      =========

  (o) Represents the elimination of $2,462,606 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

  (p) Common shares issued during the period were assumed to have been issued and outstanding as of January 1, 1997. For purposes of the proforma financial statement, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

                                                                     Appendix A

             [LETTERHEAD OF LEGG MASON WOOD WALKER, INCORPORATED]

                                March 10, 1999

James M. Seneff, Jr.
Robert A. Bourne
CNL Realty Corporation
as General Partners of
CNL Income Fund IX, Ltd.
400 East South Street
Orlando, FL 32801-2878

               Re: CNL Income Fund IX, Ltd. (the "Partnership")

Gentlemen:

   You have requested our opinion as investment bankers (a) as to the fairness, from a financial point of view, to the Partnership and its limited partners of the shares of common stock (the "Common Stock") of CNL American Properties Fund, Inc. (the "Acquiror") offered to them in the Merger (as defined below), (b) as to the fairness, from a financial point of view, of the aggregate Common Stock offered to the CNL Income Funds (as defined below) in the Merger Transactions (as defined below) and (c) as to the fairness, from a financial point of view, of the method of allocating the aggregate shares of Common Stock among the CNL Income Funds in the Merger Transactions. Under the terms of an agreement and plan of merger (the "Merger Agreement"), dated March 11, 1999, between the Partnership and the Acquiror, the Partnership will merge with and into a wholly owned subsidiary of the Acquiror and the partners of the Partnership will be offered shares of Common Stock as determined pursuant to the Merger Agreement (the "Share Consideration"); such transaction is hereafter referred to as the "Merger."

   The Partnership is one of eighteen Florida limited partnerships (the "CNL Income Funds") served by Messrs. Seneff, Bourne and CNL Realty Corporation as general partners (the "General Partners"). Each CNL Income Fund has executed a merger agreement with the Acquiror on terms similar to the Merger Agreement. The transactions to occur under such merger agreements are referred to as the "Merger Transactions."

   In connection with our opinion, we have, among other things:

     (i) reviewed the Merger Agreement and the merger agreements for each of the Merger Transactions;

     (ii) reviewed the Registration Statement on Form S-4 with respect to the Merger Transactions as filed on March 12, 1999;

     (iii) reviewed the financial statements and the related filings of the Partnership and the other CNL Income Funds on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (iv) reviewed the financial statements and the related filings of the Acquiror on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (v) reviewed certain internal information concerning the business and operations of the Partnership and the other CNL Income Funds furnished to us by the General Partners, including a draft of the Partnership's and the other CNL Income Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vi) reviewed certain internal information concerning the business and operations of the Acquiror furnished to us by management of the Acquiror, including a draft of the Acquiror's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vii) reviewed certain financial data and operating statistics relating to the Partnership, the other CNL Income Funds and the Acquiror provided by the General Partners and the Acquiror and compared them with similar information of selected public companies that we deemed relevant to our inquiry;

     (viii) reviewed the appraisal (the "Appraisal") of the properties of the Partnership and the other CNL Income Funds prepared by Valuation Associates and dated January 6, 1999;

     (ix) held meetings and discussions with certain directors, officers and employees of the General Partners and the Acquiror concerning the operations, financial condition and future prospects of the Partnership, the other CNL Income Funds and the Acquiror; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Partnership, the other CNL Income Funds and the Acquiror. We have further relied upon the assurances of the General Partners that they are unaware of any factors that would materially alter the conclusions made in Legg Mason's fairness opinion, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments of the General Partners and the Acquiror as to the future performance of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason also assumed, with the consent of the General Partners, that any material liabilities (contingent or otherwise, known or unknown) of the Partnership, the other CNL Income Funds and the Acquiror are as set forth in the financial statements of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason also assumed with the consent of the General Partners that the table prepared by or for the General Partners of the allocation of Share Consideration among the General Partners and the limited partners of the Partnership has been prepared in accordance with and complies with the terms and conditions of the partnership agreement of the Partnership. Legg Mason also assumed that the Appraisal was reasonably prepared by and reflected the good faith judgments of Valuation Associates and Legg Mason does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership, the other CNL Income Funds or the Acquiror. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof.

   We have acted as financial advisor to the General Partners and will receive a fee for our services. It is understood that this letter is for the information of the General Partners in their evaluation of the Merger Transactions and our opinion does not constitute a recommendation to the General Partners or any limited partner of the Partnership or any of the other CNL Income Funds as to how such partner should vote on the Merger or the Merger Transactions, as the case may be, or as to whether such partner should elect to receive the Share Consideration or cash and promissory notes of the Acquiror. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. Additionally, our opinion does not compare the relative merits of the Merger and the Merger Transactions with those of any other transaction or business strategy which were or might have been considered by the General Partners as alternatives to the Merger and the Merger Transactions.

   It should be noted that in rendering this opinion with respect to the fairness, from a financial point of view, of (i) the Share Consideration to be offered with respect to the Partnership, (ii) the aggregate Common

Stock offered with respect to the CNL Income Funds and (iii) the method of allocating the shares of Common Stock of the Acquiror among the CNL Income Funds, Legg Mason has neither addressed, nor are we rendering any opinion with respect to, any other aspect of the Merger Transactions, including (a) the value or fairness of the cash and promissory notes option, (b) the prices at which the shares of Common Stock may trade following the Merger Transactions or the trading value of the shares to be offered compared with the current fair market value of the portfolios or other assets of the Partnership and the other CNL Income Funds if liquidated in real estate markets, (c) the tax effect of any aspect of the Merger Transactions, (d) the fairness of the amounts or allocation of the costs of the Merger Transactions or the amounts of such costs allocated to the limited partners or, (e) any other matters with respect to any specific individual partner or class of partners of the Partnership or the other CNL Income Funds.

   Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consideration offered to the Partnership and its limited partners in the Merger, the aggregate shares of Common Stock offered by the Acquiror with respect to the CNL Income Funds in the Merger Transactions and the method of allocating the shares of Common Stock among the CNL Income Funds in the Merger Transactions are fair from a financial point of view.

                                          Very truly yours,

                                          /s/ Legg Mason Wood Walker,
                                           Incorporated
                                          -------------------------------------
                                          Legg Mason Wood Walker, Incorporated

                                                                      Appendix B

                          AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger is entered into as of this 11th day of March, 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund IX, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                   RECITALS:

   WHEREAS, the Parties hereto desire to consummate a merger (the "Merger") whereby the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") and the Florida Revised Uniform Limited Partnership Act (the "Florida RULPA");

   WHEREAS, the Fund is one of 18 CNL Income Funds (collectively with the Fund, the "CNL Income Funds") that APF is proposing to acquire (the "Proposed Acquisitions");

   WHEREAS, the Special Committee (the "Special Committee") of the independent members of the Board of Directors of APF has received a fairness opinion (the "Fairness Opinion") from Merrill Lynch & Co. as to the fairness to APF, from a financial point of view, of the consideration to be paid in connection with the Proposed Acquisitions;

   WHEREAS, the Special Committee has recommended the Merger to the Board of Directors of APF and the Board has approved the proposal to consummate the Merger (the "Merger Proposal") and the related transactions;

   WHEREAS, Legg Mason Wood Walker Incorporated has delivered a fairness opinion (the "Fund Fairness Opinion") to the General Partners as to the fairness to the Fund and its limited partners from a financial point of view, of the APF Common Share consideration offered to the Fund and its limited partners; and

   WHEREAS, the Board of Directors of the OP General Partner has unanimously approved the Merger Proposal;

   NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

                                   ARTICLE I

                                  Definitions

   1.1 Terms Defined in this Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth below:

   "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

   "Affiliated Group" means any affiliated group within the meaning of Code
(S)1504, or any similar group defined under a similar provision of state, local or foreign law.

   "Agreement" means this Agreement, as amended from time to time.

   "APF" has the meaning set forth in the preface above.

   "APF Common Shares" shall mean the shares of common stock, par value $0.01, of APF.

   "APF Indemnity Claim" has the meaning set forth in Section 12.1 below.

   "APF SEC Documents" has the meaning set forth in Section 6.7 below.

   "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms the basis for any specified consequence.

   "Business Combination" has the meaning set forth in Section 4.1(b) below.

   "Cash/Note Option" has the meaning set forth in Section 4.4 below.

   "Closing" has the meaning set forth in Section 2.3 below.

   "CNL Income Funds" has the meaning set forth in the second paragraph of the Recitals above.

   "Closing Date" has the meaning set forth in Section 2.3 below.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Confidential Information" means any information concerning the businesses and affairs of the Fund, the Operating Partnership or APF, if any, that is not already generally available to the public.

   "Delaware RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Disclosure Schedule" has the meaning set forth in the first paragraph of
Article VII below.

   "Dissenting Partners" has the meaning set forth in Section 4.4 below.

   "Effective Time" has the meaning set forth in Section 2.2 below.

   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) tax-qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) tax-qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

   "Fairness Opinion" has the meaning set forth in the third paragraph of the Recitals above.

   "Florida RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Fund" has the meaning set forth in the preface above.

   "Fund Articles of Merger" has the meaning set forth in Section 2.2 below.

   "Fund Fairness Opinion" has the meaning set forth in the fifth paragraph of the recitals above.

   "Fund Indemnity Claim" has the meaning set forth in Section 12.2 below.

   "Fund Interests" means the general and limited partnership interests in the Fund.

   "Fund SEC Documents" has the meaning set forth in Section 7.7 below.

   "GAAP" means United States generally accepted accounting principles as in effect from time to time.

   "General Partners" has the meaning set forth in the preface above.

   "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation but excluding commercially available shrink wrap software), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

   "IRS" means the Internal Revenue Service.

   "Knowledge" means in the case of the Fund, CNL Realty Corporation, Inc., APF and the OP General Partner, the actual knowledge of a director or an executive officer after reasonable investigation and, in the case of the individual General Partners, the collective actual Knowledge of all of the General Partners after reasonable investigation. For the purposes of this Agreement, the Knowledge of one General Partner shall be attributed to the other General Partners.

   "Known" and "Knowingly" mean that the Fund, any General Partner or APF, as applicable, had Knowledge of the particular matter or took the action described with prior Knowledge.

   "Liability" means any liability (whether Known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

   "Material Adverse Effect" means, as to any Party, a material adverse effect on the business, properties, operations or condition (financial or otherwise) which is not related to an industry-wide change in the economy or market or other conditions affecting all businesses in the industry of the Party to which the term is applied.

   "Merger" has the meaning set forth in the first paragraph of the Recitals above.

   "Merger Proposal" has the meaning set forth in fourth paragraph of the Recitals above.

   "Most Recent 10-Q" has the meaning set forth in Section 7.5 below.

   "Most Recent Balance Sheet" means the most recent balance sheet filed in a Fund SEC Document.

   "Notes" has the meaning set forth in Section 4.4 below.

   "NYSE" means the New York Stock Exchange.

   "OP Certificate of Merger" has the meaning set forth in Section 2.2 below.

   "OP General Partner" has the meaning set forth in the Preface above.

   "OP Limited Partner" means CNL APF LP Corp., a Delaware corporation and wholly owned subsidiary of APF.

   "Operating Partnership" has the meaning set forth in the preface above.

   "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

   "Party" or "Parties" has the meaning set forth in the preface above.

   "Partner" means any holder of Fund Interests.

   "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or other entity.

   "Proposed Acquisitions" has the meaning set forth in the second paragraph of the Recitals above.

   "Registration Statement" means the registration statement on Form S-4 to be filed by APF to register the APF Common Shares to be issued as Share Consideration in the Merger.

   "Representative" has the meaning set forth in Section 12.3 below.

   "SEC" means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (e) any minor imperfection of title or similar lien which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on such Party.

   "Share Consideration" has the meaning set forth in Section 4.1(a) below.

   "Special Committee" has the meaning set forth in the third paragraph to the Recitals above.

   "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or has the power to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or otherwise control the management.

   "Surviving Partnership" has the meaning set forth in Section 2.1 below.

   "Takeover Statute" has the meaning set forth in Section 8.9 below.

   "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code

(S)59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

   "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

   "Third-Party Claim" has the meaning set forth in Section 12.4 below.

                                   ARTICLE II

                        Merger; Effective Time; Closing

   2.1 Merger. Subject to the terms and conditions of this Agreement, the Delaware RULPA and the Florida RULPA, at the Effective Time, the Operating Partnership and the Fund shall consummate the Merger in which (i) the Fund shall be merged with and into the Operating Partnership and the separate limited partnership existence of the Fund shall thereupon cease, (ii) the Operating Partnership shall be the successor or surviving limited partnership in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate limited partnership existence of the Operating Partnership with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The limited partnership surviving the Merger is sometimes hereinafter referred to as the "Surviving Partnership." The Merger shall have the effects set forth in the Delaware RULPA and the Florida RULPA. As a result of the Merger, the outstanding Fund Interests shall be converted or cancelled in the manner provided in Article IV.

   2.2 Effective Time. On the Closing Date, subject to the terms and conditions of this Agreement, the Operating Partnership and the Fund shall (i) execute or cause to be executed (A) a Certificate of Merger in the form required by the Delaware RULPA (the "OP Certificate of Merger") and (B) Articles of Merger in the form required by the Florida RULPA (the "Fund Articles of Merger"), and
(ii) cause the OP Certificate of Merger to be filed with the Delaware Secretary of State as provided in the Delaware RULPA and the Fund Articles of Merger to be filed with the Florida Department of State as provided in the Florida RULPA, in each case, on the Closing Date or as soon as practicable thereafter. The Merger shall become effective at (i) such time as the OP Certificate of Merger has been duly filed with the Delaware of Secretary of State and the Fund Articles of Merger has been duly filed with the Florida Department of State or
(ii) such other time as is agreed upon by APF, the OP General Partner and the General Partners and specified in the OP Certificate of Merger and the Fund Articles of Merger. Such time is hereinafter referred to as the "Effective Time."

   2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Shaw Pittman Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, commencing at 9:00 a.m. local time on such date as within five (5) business days following the fulfillment or waiver of the conditions set forth in Article X (other than conditions which by their nature are intended to be fulfilled at the Closing) or such other place or time or on such other date as APF, the OP General Partner and the General Partners may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article X (the "Closing Date"). In no event shall the Closing Date be a date subsequent to December 31, 1999. At the Closing, there shall be delivered to APF, the Operating Partnership, the OP General Partner, the General Partners and the Fund the certificates and other documents and instruments required to be delivered under
Article X.

   2.4 Further Assurances. Each Party hereto will execute such further documents and instruments and take such further actions as may be reasonably requested by one or more of the other Parties to consummate the Merger, to vest the Surviving Partnership with full title to all assets, properties, rights, approvals, immunities and franchises of either the Fund or the Operating Partnership or to effect the other purposes of this Agreement.

                                  ARTICLE III

 Certificate of Limited Partnership; Limited Partnership Agreement;and General
                        Partner of Surviving Partnership

   3.1 Certificate of Limited Partnership. At the Effective Time, the certificate of limited partnership of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein.

   3.2 Limited Partnership Agreement. At the Effective Time, the limited partnership agreement of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the limited partnership agreement of the Surviving Partnership.

   3.3 General Partner. The general partner of the Operating Partnership immediately prior to the Effective Time shall be the general partner of the Surviving Partnership from and after the Effective Time until it is replaced or it resigns in accordance with the limited partnership agreement of the Surviving Partnership.

                                   ARTICLE IV

              Share Consideration; Payment of Share Consideration

   4.1 Share Consideration; Conversion or Cancellation of Fund Interests in Merger.

   (a) At the Effective Time, by virtue of the Merger and without any action by the Parties, all of the outstanding Fund Interests (i) shall be converted into the right to receive up to 3,700,097 fully paid and nonassessable APF Common Shares (1,850,049 APF Common Shares if the Reverse Split [defined below] occurs before the Closing) (the "Share Consideration") pursuant to the terms of
Section 4.2 below, (ii) shall cease to be outstanding, and (iii) shall be canceled and retired and shall cease to exist, and each Partner, as the holder of such Fund Interests shall cease to have any rights with respect thereto, except the right to receive either (A) APF Common Shares therefor in accordance with this Section 4.1 and Section 4.3 or (B) the cash and Notes in accordance with Section 4.4 below. Subject to the approval of the APF's shareholders of an amendment to its article of incorporation, APF anticipates that prior to the Closing it will effect a one for two reverse stock split (the "Reverse Split") pursuant to which each two shares of APF Common Shares outstanding will be exchanged for one share of APF Common Shares.

   (b) Except for the Reverse Stock Split described in Section 4.1(a), prior to the Effective Time, APF shall not split or combine the APF Common Shares, or pay a stock dividend or other stock distribution in APF Common Shares, or in rights or securities exchangeable for, convertible into or exercisable for APF Common Shares, or otherwise change APF Common Shares into, or exchange APF Common Shares for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of APF as a result of which APF stockholders receive cash, stock, or other property in exchange for, or in connection with, their APF Common Shares (a "Business Combination") or otherwise), or make any other dividend or distribution on or of APF Common Shares (other than regular quarterly cash dividends paid on APF Common Shares or any distribution pursuant to APF's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination, or change.

   (c) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the APF Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

   4.2 Payment of Share Consideration. At the Closing, subject to Section 4.4 below, the Partners shall receive the Share Consideration (less expenses paid by APF on behalf of the Fund), distributed in accordance with the provisions of the Fund's limited partnership agreement as of the Closing Date. For the purposes of this Agreement, the Share Consideration will be reduced (i) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund and (ii) as provided in Section 4.4 below.

   4.3 Fractional APF Common Shares. No certificates representing fractional APF Common Shares shall be issued upon conversion of any Fund Interests. Each Partner of the Fund who would otherwise be entitled to fractional APF Common Shares will receive one APF Common Share for a fractional interest representing 50% or more of one APF Common Share. No APF Common Shares will be issued for a fractional interest representing less than 50% of one APF Common Share.

   4.4 Cash/Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the cash/note option (the "Cash/Note Option"), such Dissenting Partners shall be entitled to receive, in lieu of the Share Consideration, consideration based on such Dissenting Partners' percentage interest (as determined by the Fund's partnership agreement) in the Fund's asset liquidation value of $33,776,342, based on Valuation Associates' appraisal. Such consideration shall be payable 10% in cash and 90% in Callable Notes due in 2006 (the "Notes"). The Notes will bear interest at a fixed rate equal to 120% of the applicable federal rate as of the date the consent solicitation on Form S-4 is mailed to the limited partners. The Share Consideration shall be reduced on a one-for-one basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Cash/Note Option.

                                   ARTICLE V

             REPRESENTATIONS AND WARRANTIES OF THE GENERAL PARTNERS

   Each General Partner severally represents and warrants to APF and the Operating Partnership that the statements contained in this Article V are correct and complete as of the date hereof and on the Closing Date:

   5.1 Authorization of Transaction. The General Partner has full power and authority (including, as applicable, full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the General Partner, enforceable in accordance with its terms and conditions. The General Partner does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   5.2 Noncontravention. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the General Partner is subject or, as applicable, any provision of the General Partner's articles of incorporation, bylaws or other organizational documents.

                                   ARTICLE VI

                 REPRESENTATIONS AND WARRANTIES OF APF, THE OP
                 GENERAL PARTNER AND THE OPERATING PARTNERSHIP

   APF, the OP General Partner and the Operating Partnership jointly and severally represent and warrant to the General Partners and the Fund that the statements contained in this Article VI are correct and complete as of the date hereof and the Closing Date:

   6.1 Organization. APF is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. APF is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on APF. APF has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The OP General Partner is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. The Operating Partnership is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Operating Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Operating Partnership. The Operating Partnership has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. APF and the OP General Partner have delivered to the General Partners and the Fund correct and complete copies of the certificate of incorporation of APF and the OP General Partner and the certificate of limited partnership and the limited partnership agreement of the Operating Partnership (each as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of APF and the OP General Partner and any organizational records of the Operating Partnership have been made available to the General Partners and the Fund and are correct and complete. APF is not in default under or in violation of any provision of its certificate of incorporation, and the Operating Partnership is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   6.2 Capital Stock. The authorized capital stock of APF consists of 125,000,000 shares of common stock, $.01 par value (the "APF Common Shares"), of which 74,696,927 shares are outstanding as of January 31, 1999. Since January 31, 1999, APF has not issued any shares of capital stock. All outstanding APF Common Shares are, and all APF Common Shares issuable under any stock option plans of APF, will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 57,299,903 APF Common Shares which may be issued in connection with APF's acquisition of the other 17 CNL Income Funds in the Proposed Acquisitions and the 12,300,000 APF Shares which may be issued in connection with APF's acquisition of CNL Fund Advisors, Inc., CNL Financial Services, Inc. and CNL Financial Corp., there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which APF is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem, or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock. All of the outstanding general partner interests of the Operating Partnership are owned by the OP General Partner, and all of the outstanding limited partner interests of the Operating Partnership are owned by the OP Limited Partnership, and there are outstanding on the date hereof no options, warrants, rights, commitments or any other agreements of any character to which the Operating Partnership or any partner thereof is a party or which it may be bound requiring it to issue, transfer, sell, purchase, register, redeem or acquire any interest in the Operating Partnership.

   6.3 Authorization for Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of APF will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will be registered under the Securities Act and will be registered or exempt from registration under all applicable state securities laws. The Share Consideration will, when issued, be approved for listing on the NYSE, subject to official notice of issuance.

   6.4 Authorization of Transaction. APF, the OP General Partner and the Operating Partnership have full power and authority (including full corporate and limited partnership, as applicable, power and authority) to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance by APF, the OP General Partner and the Operating Partnership of this Agreement have been duly and validly authorized by the boards of directors of APF and the OP General Partner. This Agreement constitutes the valid and legally binding obligation of APF, the OP General Partner and the Operating Partnership, enforceable in accordance with its terms and conditions. None of APF, the OP General Partner or the Operating Partnership needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   6.5 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which, APF, the OP General Partner or the Operating Partnership is subject or any provision of APF's or the OP General Partner's articles of incorporation or by-laws or the Operating Partnership's certificate of limited partnership or limited partnership agreement or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which APF, the OP General Partner or the Operating Partnership is a party or by which it is bound or to which any of its assets is subject or (iii) result in the imposition of a Security Interest upon any of its assets.

   6.6 Title to Assets. APF has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of its most recent quarterly report on Form 10-Q.

   6.7 Reports and Financial Statements. APF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "APF SEC Documents"). All of the APF SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such APF SEC Documents. None of the APF SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed APF SEC Documents. There is no unresolved violation, criticism or exception by any governmental entity of which APF has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to APF could have a Material Adverse Effect on APF. The financial statements of APF included in the APF SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of APF as of the dates thereof and the results of operations and cash flows of APF for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   6.8 Events Subsequent to September 30, 1998. Since September 30, 1998, nothing has occurred which has had or would reasonably be expected to have a Material Adverse Effect on APF.

   6.9 Litigation. Except as publicly disclosed by APF in its APF SEC Documents or on Schedule 1, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of APF, threatened against APF or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on APF or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by APF in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by APF in any APF SEC Document, none of APF or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on APF or would prevent or delay the consummation of the transactions contemplated hereby.

   6.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by APF for inclusion or incorporation by reference in (i) the Registration Statement to be filed by APF with the SEC in connection with the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement sent by APF to its shareholders pertaining to the Merger will, at the date mailed to shareholders and at the times of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APF, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement or the proxy statement, APF shall promptly so advise the General Partners and such event shall be so described, and such amendment or supplement (which the General Partners shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   6.11 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by APF in its APF SEC Documents or disclosed in
Schedule 1, as of December 31, 1998, to APF's Knowledge, none of APF or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which are not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of APF and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in any reports filed by it with the APF SEC Documents, since December 31, 1998, the business of APF and its Subsidiaries has been carried on only in the ordinary and usual course, to APF's Knowledge, none of APF or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to APF or its Subsidiaries Known to APF having or which could reasonably be expected to have, a Material Adverse Effect on APF.

   6.12 Brokers' Fees. Except for the fees and expenses paid to Merrill Lynch & Co. with respect to the delivery of the Fairness Opinion to the Special Committee and in connection with the financial services provided by Salomon Smith Barney, none of APF, the OP General Partner or the Operating Partnership has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

   6.13 Qualification as a REIT. APF is a "real estate investment trust" for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not cause APF to cease to qualify as a "real estate investment trust" for federal income tax purposes.

   6.14 Compliance with Applicable Law. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, it and its Subsidiaries hold all permits, licenses, variances, exemptions, order and approvals of all governmental entities necessary for the lawful conduct of their respective businesses, except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its

APF SEC Documents, to APF's Knowledge, APF and its Subsidiaries are in compliance with the material terms of its permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF, the businesses of APF and its Subsidiaries are not, to APF's Knowledge, being conducted in violation of any law, ordinance or regulation of any governmental entity except that no representation or warranty is made in this Section 6.14 with respect to environmental laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, no investigation or review by any governmental entity with respect to APF or its Subsidiaries is pending or, to the Knowledge of APF, threatened, nor, to the Knowledge of APF, has any government entity indicated an intention to conduct the same, other than, in each case, those which APF reasonably believes will not have a Material Adverse Effect on APF.

   6.15 Intellectual Property.

   (a) APF owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of APF as presently conducted. Each item of Intellectual Property owned or used by APF immediately prior to the Closing hereunder will be owned or available for use by APF on identical terms and conditions immediately subsequent to the Closing hereunder. APF has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) APF has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of APF's directors or officers (or employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that APF must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of APF which are material to the operation of APF's business.

   (c) APF has no patent or registration which has been issued to APF with respect to any of its Intellectual Property.

   (d) Nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of APF's business as presently conducted.

   6.16 Insurance. With respect to each current insurance policy to which APF is a party, a named insured or is otherwise the beneficiary of coverage, to the knowledge of APF: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither APF nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof.

   6.17 Tenants. To the Knowledge of APF and except as set forth on Schedule 1, no current tenant of a property owned by APF, which as of the date of APF's most recent quarterly report on Form 10-Q represented more than 5% of APF's total revenues, presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   6.18 Disclosure. APF is in compliance in all material respects with its obligation under the Securities Exchange Act to publicly disclose material information in a timely fashion.

                                  ARTICLE VII

               Representations and Warranties Concerning the Fund

   The General Partners and the Fund jointly and severally represent and warrant to APF and the Operating Partnership that the statements contained in this Article VII are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by the General Partners and the Fund to APF and the Operating Partnership in accordance with the provisions of
Section 8.14 (the "Disclosure Schedule"). Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII.

   7.1 Organization, Qualification, and Corporate Power. The Fund is a limited partnership duly organized, validly existing, and in good standing under the laws of Florida. The Fund is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Except as set forth in Section 7.1(a) of the Disclosure Schedule, the Fund has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Section 7.1(b) of the Disclosure Schedule lists the directors and officers of the corporate General Partner. The General Partners have been made available to APF and the Operating Partnership correct and complete copies of the certificate of limited partnership and the limited partnership agreement of the Fund (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the corporate General Partner and any organizational records of the Fund have been made available to APF and the Operating Partnership and are correct and complete in all material respects. The Fund is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   7.2 Capitalization. All of the outstanding ownership interests in the Fund (the "Fund Interests") consist of (i) one percent in general partnership interests and (ii) 3,500,000 units of limited partnership interests. All of the outstanding Fund Interests have been duly authorized, are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Fund to issue, sell, or otherwise cause to become outstanding any additional ownership interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Fund.

   7.3 Authorization of Transaction. The Fund has full power and authority (including full limited partnership power and authority) to execute and deliver this Agreement and, upon the affirmative vote of a majority of the outstanding limited partnership Fund Interests, will have full power and authority (including limited partnership power and authority) to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Fund, enforceable in accordance with its terms and conditions, subject to bankruptcy, insolvency, moratorium and rights of creditors generally. The Fund is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   7.4 Noncontravention. Except as set forth in Section 7.4 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Fund is subject or any provision of the certificate of limited partnership or limited partnership agreement of the Fund or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Fund is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

   7.5 Title to Assets. The Fund has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC (the "Most Recent 10-Q") or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent 10-Q.

   7.6 Subsidiaries. The Fund does not have any Subsidiaries, operating or otherwise.

   7.7 Reports and Financial Statements. The Fund has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "Fund SEC Documents"). All of the Fund SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Fund SEC Documents. None of the Fund SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed Fund SEC Documents. There is no unresolved violation by any governmental entity of which the Fund has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to the Fund could have a Material Adverse Effect on the Fund. The financial statements of the Fund included in the Fund SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Fund as of the dates thereof and the results of operations and cash flows of the Fund for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   7.8 Events Subsequent to the Most Recent 10-Q. Since the date of the Most Recent 10-Q nothing has had a Material Adverse Effect on the Fund. Without limiting the generality of the foregoing, since that date, except as set forth in the appropriately lettered paragraph of Section 7.8 of the Disclosure
Schedule:

   (a) the Fund has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as reasonably determined by the General Partners) in the Ordinary Course of Business;

   (b) the Fund has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 except in the Ordinary Course of Business;

   (c) no party (including the Fund) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which the Fund is a party or by which it is bound except in the Ordinary Course of Business;

   (d) the Fund has not imposed any Security Interest upon any of its assets, tangible or intangible except in the Ordinary Course of Business;

   (e) the Fund has not made any capital expenditure (or series of related capital expenditures) involving more than $50,000 except in the Ordinary Course of Business;

   (f) the Fund has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

   (g) the Fund has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

   (h) the Fund has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

   (i) the Fund has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

   (j) the Fund has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

   (k) there has been no change made or authorized in the certificate of limited partnership or limited partnership agreement of the Fund;

   (l) the Fund has not issued, sold, or otherwise disposed of any ownership interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any ownership interests in the Fund;

   (m) the Fund has not declared, set aside, or paid any dividend or made any distribution with respect to its ownership interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its ownership interests other than distributions consistent with past practices;

   (n) the Fund has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

   (o) the Fund has not made any loan to, or entered into any other transaction with, any of the General Partners or the directors, officers, or employees of the corporate General Partner outside the Ordinary Course of Business;

   (p) the Fund has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

   (q) the Fund has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

   (r) to the Knowledge of the General Partners, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Fund; and

   (s) the Fund is not under any legal obligation, whether written or oral, to do any of the foregoing.

   7.9 Undisclosed Liabilities. The Fund does not have any Liability (and, to the Knowledge of the General Partners, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or which are not in the aggregate material.

   7.10 Legal Compliance. Except as disclosed in the Fund SEC Documents, the Fund has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder), the violation of which could cause a Material Adverse Effect to the Fund, of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

   7.11 Tax Matters.

   (a) The Fund has filed all material Tax Returns that it was required to file, including, without limitation, any material Tax Returns required to be filed with any state. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Fund (as shown on any filed Tax Return) have been paid. The Fund currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Fund does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Fund that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) The Fund has withheld and, if due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, Partner, or other third party.

   (c) The General Partners do not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Fund either (A) claimed or raised by any authority in writing or (B) as to which any of the General Partners has Knowledge. Section 7.11(c) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Fund for taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Fund since December 31, 1996.

   (d) The Fund has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) The Fund has not filed a consent under Code (S)341(f) concerning collapsible corporations. The Fund has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code (S)280G. The Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. The Fund is not a party to any Tax allocation or sharing agreement. The Fund (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Fund) or (B) has any Liability for the Taxes of any Person (other than the Fund) under Treas. Reg. (S)1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

   7.12 Real Property.

   Section 7.12(a) of the Disclosure Schedule lists and describes briefly all real property owned, leased or subleased by the Fund. Section 7.12(b) of the Disclosure Schedule lists all leases and subleases to which the Fund is a party, and the General Partners have made available to APF correct and complete copies of all such leases and subleases (as amended to date). With respect to each lease and sublease listed in Section 7.12(b) of the Disclosure Schedule:

   (a) the lease or, to the Knowledge of the General Partners, the sublease is legal, valid, binding, enforceable, and in full force and effect, except as may be affected by bankruptcy, insolvency, moratorium and the rights of creditors generally;

   (b) no consent is required with respect to the lease or sublease as a result of this Agreement, and the actions contemplated by this Agreement will not result in the change of any terms of the lease or sublease or otherwise affect the ongoing validity of the lease or sublease;

   (c) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

   (d) no party to the lease or, to knowledge of the General Partners, sublease has repudiated any provision thereof;

   (e) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or, to the Knowledge of the General Partners, sublease;

   (f) the Fund has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

   (g) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required by the Fund in connection with the operation thereof and, to the Knowledge of the General Partners, have been operated and maintained in all material respects in accordance with applicable laws, rules, and regulations; and

   (h) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

   7.13 Intellectual Property.

   (a) The Fund owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of the Fund as presently conducted. Each item of Intellectual Property owned or used by the Fund immediately prior to the Closing hereunder will be owned or available for use by the Fund on identical terms and conditions immediately subsequent to the Closing hereunder. The Fund has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) The Fund has not Knowingly interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the General Partners nor any of the corporate General Partner's directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Fund must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the General Partners, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Fund which are material to the operation of the Fund's business.

   (c) The Fund has no patent or registration which has been issued to the Fund with respect to any of its Intellectual Property.

   (d) Section 7.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Fund uses pursuant to license, sublicense, agreement, or permission. The General

Partners have made available to APF and the Operating Partnership correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).

   (e) To the Knowledge of the General Partners, nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Fund's business as presently conducted.

   7.14 Tangible Assets. The Fund owns or leases all buildings, machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted. Each such tangible asset is free from all material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The Most Recent Balance Sheet sets forth all of the assets, in the opinion of the General Partners, necessary to conduct the Fund's business as it is currently being conducted.

   7.15 Contracts. Section 7.15 of the Disclosure Schedule lists all of the following types of contracts and other agreements to which the Fund is a party:

   (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

   (b) any agreement concerning a partnership or joint venture;

   (c) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

   (d) any agreement concerning confidentiality or noncompetition;

   (e) any agreement with any General Partner or any of their Affiliates (other than the Fund);

   (f) any agreement under which it has advanced or loaned any amount to any of the General Partners or the corporate General Partner's directors, officers, and employees outside the Ordinary Course of Business; or

   (g) any agreement under which the consequences of a default or termination could have a Material Adverse Effect.

   The General Partners have made available to APF and the Operating Partnership a correct and complete copy of each written agreement listed in
Section 7.15 of the Disclosure Schedule (as amended to date) which is not included as an exhibit to a Fund SEC Document and a written summary setting forth the terms and conditions of each oral agreement referred to in Section
7.15 of the Disclosure Schedule. With respect to each agreement set forth in
Section 7.15 of the Disclosure Schedule or filed as an exhibit to a Fund SEC
Document: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

   7.16 Notes and Accounts Receivable. All notes and accounts receivable of the Fund are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Fund.

   7.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Fund.

   7.18 Insurance. Section 7.18 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Fund has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets): (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; and (iii) the policy number and the period of coverage. With respect to each current insurance policy, to the Knowledge of the General Partners and the Fund: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Fund nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Fund has been covered during the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets) by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period. Section 7.18 of the Disclosure Schedule describes any self-insurance arrangements affecting the Fund.

   7.19 Litigation. Section 7.19 of the Disclosure Schedule sets forth each instance, not already disclosed in the Fund SEC Documents, in which the Fund
(i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to or, to its Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section
7.19 of the Disclosure Schedule or the Fund SEC Documents could result in any Material Adverse Effect on the Fund. None of the General Partners has any reason to believe that any additional such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Fund.

   7.20 Tenants. To the Knowledge of any of the General Partners, no current tenant of a property owned by the Fund presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   7.21 Employees. The Fund does not have and has never had any employees, officers or directors. The Fund is not and has never been a party to or had any liability with respect to any Employee Benefit Plan.

   7.22 Guaranties. The Fund is not a guarantor of and is not otherwise liable for any liability or obligation (including indebtedness) of any other Person.

   7.23 Registration Statement. The information furnished by the Fund for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.24 Environmental Matters. The Fund is currently in compliance with all material environmental laws, ordinances, regulations and orders applicable to its business or properties, and, to the Knowledge of the General Partners, the tenants' present uses of the Fund's properties, whether leased or owned, do not materially violate any such laws, ordinances, regulations or orders. The Fund is not subject to any Liability or claim in connection with any environmental law or any use, treatment, storage or disposal of any hazardous substance or material or pollutant or any spill, leakage, discharge or release of any hazardous substance or material or pollutant as a result of having owned or operated any business prior to the Effective Time, which if a violation existed would have a Material Adverse Effect on the Fund.

   7.25 Vote Required. The affirmative vote of at least a majority of the outstanding Fund Interests is the only vote of any security holder in the Fund (under applicable law or otherwise) required to approve the Merger, this Agreement and the other transactions contemplated hereby.

   7.26 Disclosure. The representations and warranties contained in this
Article VII do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VII not misleading.

                                  ARTICLE VIII
                             Pre-Closing Covenants

   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

   8.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article X below).

   8.2 Notices and Consents. The General Partners shall give any notices to third parties and obtain any third party consents referred to in Sections 5.1, 5.2, 7.3 and 7.4 above and the related sections of the Disclosure Schedule. APF, the OP General Partner and the Operating Partnership shall give any notices to third parties and obtain any third party consents referred to in Sections 6.4 and 6.5 above. Each of the Parties shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 5.1, 6.4 and
7.3 above.

   8.3 Maintenance of Business; Prohibited Acts. During the period from the date of this Agreement to the Effective Time, the General Partners will not, and will not cause the Fund to, take any action that adversely affects the ability of the Fund (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organizations, and (iii) to preserve its relationships with its tenants; and the General Partners will not allow the Fund to, without the OP General Partner's prior written consent, which consent shall not be unreasonably withheld:

   (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrance of (i) any additional ownership interests (including the Fund Interests), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its ownership interests or any other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or (ii) any other securities in respect of, in lieu of or in substitution for the Fund Interests outstanding on the date hereof;

   (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Fund Interests);

   (c) split, combine, subdivide or reclassify any of its ownership interests or otherwise make any payments to the Partners; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution in respect of its ownership interests at such times and in such manner and amount as may be consistent with the Fund's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from December 31, 1998 through the Effective Time, to the extent not otherwise paid or distributed to the Partners), or (ii) any distribution of property necessary for the representation and warranty set forth in Section
7.11 to be true and correct;

   (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

   (e) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation outside the Ordinary Course of Business;

   (f) other than as may be necessary to consummate the Merger, adopt any amendments to its certificate of limited partnership or limited partnership agreement;

   (g) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, outside the Ordinary Course of Business;

   (h) engage in the conduct of any business the nature of which is materially different from the business in which the Fund is currently engaged;

   (i) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Fund;

   (j) forgive any indebtedness owed to the Fund or convert or contribute by way of capital contribution any such indebtedness owed;

   (k) authorize or enter into any agreement providing for management services to be provided by the Fund to any third party or an increase in management fees paid by any third party under existing management agreements;

   (l) mortgage, pledge, encumber, sell, lease or transfer any material assets of the Fund except as contemplated by this Agreement;

   (m) authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

   (n) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.

   8.4 Full Access. The General Partners shall permit representatives of APF and the OP General Partner to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Fund to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Fund. APF, the OP General Partner and the Operating Partnership shall permit representatives of the General Partners and the Fund to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of APF and the Operating Partnership to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to APF, the OP General Partner and the Operating Partnership. The Parties agree that any information obtained in connection with the exercise of their rights pursuant to this Section 8.4 shall be Confidential Information for purposes of this Agreement.

   8.5 Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Articles V, VI or VII above, as applicable. No disclosure by any Party pursuant to this Section 8.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

   8.6 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of APF, the Operating Partnership, the General Partners and the Fund shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of APF after the Effective Time as a real estate investment trust as defined within Section 856 of the Code.

   8.7 Fund Partner Approval. The General Partners hereby agree to vote the Fund Interests owned by them in favor of this Agreement and the transactions contemplated hereby and agree, subject to the satisfaction of their fiduciary duties as general partners under Florida law, as reasonably determined by the General Partners, to recommend that the limited Partners of the Fund vote their Fund Interests in favor of this Agreement and the transactions contemplated hereby.

   8.8 Delivery of Certain Financial Statements.

   (a) In addition to disclosure in Fund SEC Documents required to be filed by the Fund, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, the Fund shall provide to APF and the OP General Partner with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by the Fund and each of the General Partners that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of the Fund as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   (b) In addition to disclosure in APF SEC Documents required to be filed by APF, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, APF shall provide to the Fund and the General Partners with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by APF that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of APF as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   8.9 State Takeover Statutes. APF, the APF Board of Directors, the Operating Partnership, the Fund and the General Partners shall (i) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation, including without limitation, the control share acquisition provisions of Section 3-701 et seq. of the Maryland GCL and the business combination provisions of Section 3-601 et seq of the Maryland GCL (each, a "Takeover Statute"), is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and
(ii) if any Takeover Statute becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

   8.10 Exclusivity. None of the General Partners shall solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Fund (including any acquisition structured as a merger, consolidation, or share exchange). The General Partners shall notify APF and the Operating Partnership immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

   8.11 Listing. APF shall effect, at or before the issuance of any APF Common Shares issued as Share Consideration pursuant to Article IV, authorization for listing or quotation of such APF Common Shares on the NYSE, subject to official notice of issuance.

   8.12 Maintenance of APF's Business. During the period from the date of this Agreement to the Effective Time, APF will not take any action that adversely affects the ability of APF (i) to pursue its business in the ordinary course,
(ii) to seek to preserve intact its current business organizations (iii) to preserve its relationships with its tenants and (iv) will not take any action to affect it status as a REIT for federal income tax purposes.

   8.13 Registration of Share Consideration. APF shall cause the Registration Statement to become effective prior to the Closing Date.

   8.14 Delivery and Approval of Disclosure Schedule and Schedule 1. Within fifteen (15) business days after the date of this Agreement the General Partners shall deliver to APF the Disclosure Schedule and APF shall deliver to the General Partners Schedule 1. Within fifteen (15) business days after APF receives the Disclosure Schedule it shall give the General Partners notice either that the disclosures in the Disclosure Schedule are, as to substance, satisfactory to APF, in its sole and absolute discretion, or that they are not satisfactory and that APF terminate this Merger Agreement pursuant to Section
11.2. Likewise, within fifteen (15) business days after the General Partners receive Schedule 1, the General Partners shall give APF notice either that the disclosures in Schedule 1 are, as to substance, satisfactory to them, in their sole and absolute discretion, or that they are not satisfactory and that such General Partners terminate the Agreement pursuant to Section 11.2. In the case of both APF and the General Partners, the failure of either to give the notice specified above within the applicable fifteen (15) business day period shall constitute approval of the Disclosure Schedule or Schedule 1, as applicable.

   8.15 Certain Acquisitions. APF or its Subsidiaries shall acquire CNL Fund Advisors, Inc., CNL Financial Corp. and CNL Financial Services, Inc. (collective, the "CNL Restaurant Services Group") substantially in accordance with the terms and conditions set forth in their respective merger agreements dated on or about the date hereof or such other terms that are mutually agreed to by the parties.

                                   ARTICLE IX

                             Post-Closing Covenants

   The Parties agree as follows with respect to the period following the
Closing:

   9.1 General. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XII below). The General Partners acknowledge and agree that from and after the Closing, the Surviving Partnership will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Fund.

   9.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Fund, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Article XII below).

   9.3 Transition. The General Partners will not take any action that is designed or intended to have the effect of discouraging any tenant, lessor, licensor, customer, supplier, or other business associate of the Fund from maintaining the same business relationships with the Surviving Partnership after the Closing as it maintained with the Fund prior to the Closing.

   9.4 Confidentiality.

   (a) The General Partners and the Fund will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to APF or the OP General Partner, as applicable, or destroy, at the request and option of APF or the OP General Partner, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the General Partners or the Fund is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such General Partner or the Fund, as applicable, will notify APF or the OP General Partner, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such General Partner or the Fund is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such General Partner or the Fund, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that such General Partner or the Fund, as applicable, shall use its best efforts to obtain, at the request of APF or the OP General Partner, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as APF or the OP General Partner, as applicable, shall designate.

   (b) APF, the OP General Partner and the Operating Partnership will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and, if the Closing does not occur, deliver promptly to the Fund General Partners, as applicable, or destroy, at the request and option of the Fund or the General Partners, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. Prior to the Closing and if the Closing does not occur, in the event that any of APF, the OP General Partner or the Operating Partnership is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, APF, the OP General Partner or the Operating Partnership, as applicable, will notify the Fund or the General Partners, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this
Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, APF, the OP General Partner or the Operating Partnership is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then APF, the OP General Partner or the Operating Partnership, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that APF, the OP General Partner or the Operating Partnership, as applicable, shall use its best efforts to obtain, at the request of the Fund or the General Partners, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Fund or the General Partners, as applicable, shall designate.

   9.5 Covenant Not to Compete. Unless employed by the Surviving Partnership or APF after the Closing, for a period of three years from and after the Closing Date, none of the General Partners will engage directly or indirectly in any business serving the restaurant industry that the Surviving Partnership or APF conducts as of the Closing Date, except existing restaurant businesses and properties currently owned or advised by affiliates of CNL Group, Inc., including CNL Advisory Services, Inc. In addition, and not in lieu of the foregoing, for a period of three years from and after the Closing Date, James
M. Seneff, Jr. hereby covenants and agrees not to engage or participate, directly or indirectly, as principal, agent, executive, employee, employer, consultant, stockholder, partner or in any other individual capacity whatsoever, in the conduct or management of, or own any stock or any other equity investment in or debt of, any business that relates to the ownership, acquisition or development of "restaurant operations"; provided, however, for the purposes of this Agreement, "restaurant operations" shall not include the ownership, acquisition or development of hotel and health care properties that contain restaurant operations and those entities set forth on Schedule 9.5, and provided further, the noncompetition covenant shall not operate to preclude Mr. Seneff's ownership of APF Common Shares and of up to 5% of the equity securities of companies whose common stock is publicly traded that are engaged in owning, operating, franchising or making are engaged in owning, operating, franchising or making loans to restaurants and restaurant companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

   9.6 Tax Matters.

   (a) If there is an adjustment to any item reported on a pre-closing Tax Return that results in an increase in the Taxes payable by the Fund or any of the General Partners, and such adjustment results in a corresponding adjustment to items reported on a post-closing Tax Return with the result that the Taxes payable either by APF, any of its Subsidiaries, or by any consolidated group of companies of which APF or any Subsidiary are then members are reduced, or a refund of Taxes is increased, then any APF Indemnity Claim that the General Partners or Fund owes APF or the Operating Partnership pursuant to Article XII below shall be reduced by the amount by which such Taxes are reduced or such refunds are increased.

   (b) Any refund or credit of Taxes (including any statutory interest thereon) received by APF or any of its Subsidiaries attributable to periods ending on or prior to or including the Closing Date that were paid by the Fund pursuant to this Agreement shall reduce any APF Indemnity Claim that the General Partners or the Fund owes APF pursuant to Article XII below by an amount equal to the amount of such refund or credit.

   (c) In the event that APF or any of its Subsidiaries receives notice, whether orally or in writing, of any pending or threatened federal, state, local or foreign tax examinations, claims settlements, proposed adjustments or related matters with respect to Taxes that could affect the Fund or the General Partners, or if the Fund or any of the General Partners receives notice of such matters that could affect APF or any of its Subsidiaries, the party receiving such notice shall notify in writing the potentially affected party within ten
(10) days thereof. The failure of either party to give the notice required by this Section shall not impair such party's rights under this Agreement except to the extent that the other party demonstrates that it has been damaged thereby.

   (d) The General Partners shall have the responsibility for, and shall be entitled, at their expense, to contest, control, compromise, reasonably settle or appeal all proceedings with respect to pre-closing Taxes.

                                   ARTICLE X

                       Conditions to Obligation to Close

   10.1 Conditions to Each Party's Obligation. The respective obligations of APF, the OP General Partner, the Operating Partnership, the Fund and the General Partners to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived upon the written consent of APF and the General Partners:

   (a) Governmental Approvals and Consents. The Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Sections 5.1, 6.4, and 7.3 above.

   (b) No Injunction or Proceedings. There shall not be any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, in the reasonable judgment of APF or the General Partners, (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

   (c) No Suspension of Trading, Etc. At the Effective Time, there shall be no declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war or other international, armed hostility or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of APF, would have a Material Adverse Effect on the Fund or, in the sole judgment of any of the General Partners, would have a Material Adverse Effect on APF.

   (d) Shareholder/Partner Approvals. The stockholders of APF shall have approved APF's Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A, and the Partners of the Fund shall have approved the Merger Proposal, amendments to the partnership agreement, if any.

   (e) Registration of Share Consideration. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

   10.2 Conditions to Obligation of APF, the OP General Partner and the Operating Partnership. The obligations of APF, the OP General Partner and the Operating Partnership to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) the General Partners and the Fund shall have delivered to APF and the OP General Partner a certificate to the effect that:

     (i) the representations and warranties set forth in Article V and
  Article VII above are true and correct in all material respects at and as of the Closing Date;

     (ii) the General Partners and the Fund have performed and complied with all of their covenants hereunder in all material respects at and as of the Closing Date;

     (iii) the General Partners and the Fund have procured all of the material third-party consents specified in, respectively, Section 5.2 and
  Section 7.4 above and the related sections of the Disclosure Schedule; and

     (iv) no action, suit, or proceeding is pending or, to their Knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
  (C) affect adversely the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

Notwithstanding the foregoing, APF's obligation to close as a result of a breach of the representations and warranties contained in Section 7.24 shall be governed solely by Section 10.2(e) below.

   (b) since December 31, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of the Fund, such determination to be made in the reasonable discretion of APF;

   (c) APF and the Operating Partnership shall have received an opinion dated as of the Closing Date from Baker and Hostetler LLP, counsel to the General Partners and the Fund, taken as a whole, in form and substance reasonably satisfactory to APF and the Operating Partnership;

   (d) APF shall have received the Disclosure Schedule and approved it in accordance with Section 8.14;

   (e) There shall not exist an unlawful environmental condition on one or more properties owned by the Fund, which in the opinion of a mutually acceptable environmental engineer or consultant, would require APF to expend in excess of $3,700,097 in order to remediate such unlawful environmental condition and cause the subject property or properties to comply with applicable environmental laws, ordinances, regulations or orders; and

   (f) If each of the CNL Income Funds approves its respective Proposed Acquisition, Merrill Lynch & Co. shall not have withdrawn its Fairness Opinion issued in connection with the Merger. If a Proposed Acquisition is not approved by the applicable CNL Income Fund, then the Special Committee of the Board of Directors of APF shall have received a fairness opinion addressed to APF and its stockholders from Merrill Lynch & Co. as to the fairness of the Proposed Acquisitions that were approved by the respective CNL Income Fund, including the consideration to be paid in connection therewith, to APF and its stockholders from a financial point of view.

   APF, the OP General Partner and the Operating Partnership may waive any condition specified in this Section 10.2 if they execute a writing so stating at or prior to the Closing.

   10.3 Conditions to Obligation of the General Partners and the Fund. The obligations of the General Partners and the Fund to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) APF, the OP General Partner and the Operating Partnership shall have delivered to the General Partners and the Fund a certificate to the effect that:

     (i) the representations and warranties set forth in Article VI above are true and correct in all material respects at and as of the Closing Date;

     (ii) APF, the OP General Partner and the Operating Partnership have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

     (iii) no action, suit, or proceeding is pending or, to their knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

   (b) APF shall have delivered to the Fund for distribution to the Partners the Share Consideration pursuant to Section 4.2 and, as applicable, the cash and Notes pursuant to Section 4.4;

   (c) since September 30, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of APF;

   (d) APF shall have acquired the CNL Restaurant Services Group;

   (e) the General Partners shall have received Schedule 1 and approved it in accordance with Section 8.14;

   (f) the APF Common Shares shall have been approved for listing on the NYSE subject to official notice of issuance;

   (g) the General Partners shall have received an opinion dated as of the Closing Date from Shaw Pittman Potts & Trowbridge, counsel to APF and the Operating Partnership, in form and substance reasonably satisfactory to the General Partners; and

   (h) Legg Mason Wood Walker Incorporated shall not have withdrawn the Fund Fairness Opinion.

   The General Partners and the Fund may waive any condition specified in this
Section 10.3 if they execute a writing so stating at or prior to the Closing.

                                  ARTICLE XI

                                  Termination

   11.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the General Partners, the limited partners of the Fund, the OP General Partner or the stockholders of APF, respectively, either by the mutual written consent of APF, the OP General Partner and the General Partners or by mutual action of the General Partners and the Boards of Directors of each of the corporate General Partner and the OP General Partner and the Special Committee.

   11.2 Termination by Individual Parties. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee and the Board of Directors of the OP General Partner in the event of a failure of a condition to the obligations of APF and the Operating Partnership set forth in
Section 10.2 of this Agreement; (b) by the General Partners in the event of a failure of a condition to the obligations of General Partners or the Fund set forth in Section 10.3 of this Agreement; (c) any Party if the Merger shall not have occurred by December 31, 1999 or (d) if a United States federal or state court of competent jurisdiction or United States federal or state governmental agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, in the case of a termination pursuant to clause (a) or (b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

   11.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article XI, no Party hereto (or any of its directors or officers) shall have any liability or further obligation to any other Party to this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement or the obligations set forth in Sections 9.4 and 13.11.

                                  ARTICLE XII

                                Indemnification

   12.1 Indemnity Obligations of the General Partners and the Fund. Subject to Sections 12.5 and 12.6 hereof, each of the General Partners severally, in accordance with its percentage interest in the Share Consideration and limited in amount to the value of the APF Common Shares received by it, based upon the average per share closing price of the APF Common Shares for the first twenty trading days after the APF Common Shares are listed on NYSE (the "20 Day Average Price"), agree to indemnify and hold APF, the OP General Partner and the Surviving Partnership harmless from, and to reimburse APF, the OP General Partner and the Surviving Partnership for, any APF Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "APF Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, cost, or expense of any nature whatsoever resulting from (i) any breach of any representation and warranty of any of the General Partners or the Fund which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements, or undertakings of any of the General Partners or the Fund which are contained in or made pursuant to this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 12.1.

   12.2 Indemnity Obligations of APF, the OP General Partner and the Operating Partnership. Subject to Sections 12.5 and 12.6 hereof, APF, the OP General Partner and the Operating Partnership (including in its capacity as the Surviving Partnership) hereby jointly and severally agree to indemnify and hold each of the General Partners and the Fund harmless from, and to reimburse each of the General Partners and the Fund for, any Fund Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "Fund Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, cost, or expense of any nature whatsoever incurred by any of the General Partners or the Fund resulting from
(i) any breach of any representation and warranty of APF, the OP General Partner or the Operating Partnership which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements, or undertakings of APF, the OP General Partner and the Operating Partnership which are contained in or made pursuant to the terms and conditions of this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this
Section 12.2.

   12.3 Appointment of Representative. James M. Seneff, Jr. is hereby appointed as the exclusive agent of the General Partners and the Fund to act on their behalf with respect to any and all Fund Indemnity Claims and any and all APF Indemnity Claims arising under this Agreement or such other representative as may be hereafter appointed by the General Partners. Such agent is herein referred to as the "Representative." The Representative shall take, and the General Partners agree that the Representative shall take, any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the General Partners and the Fund, as fully as if such parties were acting on their own behalf, including, without limitation, asserting Fund Indemnity Claims against APF, the OP General Partner and the Operating Partnership, defending all APF Indemnity Claims, consenting to, compromising, or settling all Fund Indemnity Claims and APF Indemnity Claims, conducting negotiations with APF, the OP General Partner and the Operating Partnership and their representatives regarding such claims, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants, or other representatives in connection with the foregoing matters. APF, the OP General Partner and the Operating Partnership shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the General Partners and the Fund. The Representative, acting pursuant to this Section 12.3, shall not be liable to any of the General Partners or the Fund for any act or omission, except in connection with any act or omission that was the result of the Representative's bad faith or gross negligence.

   12.4 Notification of Claims. Subject to the provisions of Section 12.5, in the event of the occurrence of an event which any Party asserts constitutes an APF Indemnity Claim or a Fund Indemnity Claim, as applicable, such Party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim and which is in the possession of the indemnified party. If such event involves the claim of any third party (a "Third-Party Claim"), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment, or compromise of any such Third-Party Claim, and to employ counsel to assist such indemnifying party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third-Party Claim, to join in the defense, settlement, adjustment, or compromise of the same. An indemnified party's failure to give timely notice or to furnish the indemnifying party with any relevant data and documents in connection with any Third-Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such Party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party. Any indemnifying party may elect, at such Party's sole expense, to assume control of the defense, settlement, adjustment, or compromise of any Third-Party Claim, with counsel reasonably acceptable to the indemnified parties, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all indemnified parties before entering into any settlement, adjustment, or compromise of such claims, or ceasing to defend against such claims, unless such settlement is a cash settlement and contains an unconditional release of the indemnified party from all existing and future claims with respect to the matter being contested. In connection with any Third-Party Claim, the indemnified party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third-Party Claim.

   12.5 Survival. All representations and warranties, and, except as otherwise provided in this Agreement, all covenants and agreements of the parties contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive until eighteen months from the Closing Date; provided, however, the representations and warranties contained in Sections 6.2, 6.3 and 7.11 shall survive until the expiration of the applicable statute of limitations with respect to the matters covered thereby. No claim shall be made after the applicable survival period.

   12.6 Limitations. Notwithstanding the foregoing, any claim by an indemnified party against any indemnifying party under this Agreement shall be payable by the indemnifying party only in the event, and to the extent, that the accumulated amount of the claims in respect of such indemnifying party's obligations to indemnify under this Agreement shall and the other claims described in Article XIII exceed in the aggregate the dollar amount specified in Article XIII. As to APF Indemnity Claims, the liability of each General Partner shall be limited as provided in Article XIII.

   12.7 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, no Party hereto is making any representation, warranty, covenant, or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, or agreement contained herein or in any certificate or other document delivered pursuant hereto relating to the Merger shall give rise to any right on the part of any Party hereto, after the consummation of the Merger, to rescind this Agreement or the transactions contemplated by this Agreement. Following the consummation of the Merger, the rights of the Parties under the provisions of this Article XII shall be the sole and exclusive remedy available to the Parties with respect to claims, assertions, events, or proceedings arising out of or relating to the Merger.

                                  ARTICLE XIII

                            Limitation of Liability

   13.1 Threshold. Notwithstanding anything to the contrary stated in this Agreement, in no event (i) shall the General Partners or any of them have any liability to APF and/or the OP General Partner and the Surviving Partnership on account of any APF Indemnity Claim or for any claim for breach of warranty or for misrepresentation, or any other claim whatsoever arising under this Agreement or in connection with the transaction contemplated herein (individually a "Claim" and collectively, "Claims") or for any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever directly resulting from Claims (collectively, "Losses") unless, until and only to the extent that the accumulated amount of all Losses exceeds the amount of $370,010 in the aggregate (the "Threshold") nor (ii) shall the individual or aggregate liability of the General Partners on account of Claims and Losses exceed the value of APF Common Shares actually issued to the General Partners in the Merger valued at the 20 Day Average Price. To the extent that any Claim is asserted against more than one General Partner, each General Partner shall be liable only for such General Partner's proportionate share of the Claim based on the percentage that the APF Common Shares received by such General Partner in the Merger is of the total APF Commons Shares comprising the Share Consideration. Any Claim against a General Partner, including an APF Indemnity Claim, may be satisfied by such General Partner, in its sole discretion, by surrendering to the claimant(s) APF Common Shares at a value equal to the closing price per share of such shares on the NYSE on the last trading day preceding the date such APF Common Shares are surrendered.

   13.2 Special Indemnification. APF agrees to indemnify, defend and hold harmless the General Partners against any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever, including reasonable attorneys' fees, arising after the Effective Time that would have arisen in their capacity as General Partners of the Fund had the Merger not been consummated and that are the result of APF's alleged actions or inactions. The Threshold described in Section 13.1 above shall not apply to APF obligations to indemnify the General Partners pursuant to this
Section 13.2.

                                  ARTICLE XIV

                                 Miscellaneous

   14.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of APF and the General Partners; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

   14.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

   14.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

   14.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of APF and the General Partners.

   14.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   14.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   14.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given, as of the date two business days after mailing, if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to the Fund or the General Partners:

     c/o James M. Seneff, Jr.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 423-2894

  With copy to:

     Baker & Hostetler LLP
     Sun Trust Center, Suite 2300
     200 South Orange Avenue
     Orlando, Florida 32801
     Attn: Kenneth C. Wright, Esq.
     Telecopy: (407) 841-0168

  If to APF or the Operating Partnership:

     Curtis B. McWilliams
     Executive Vice President
     CNL American Properties, Inc.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 650-1000

  With copy to:

     Shaw Pittman Potts & Trowbridge
     2300 N Street, N.W.
     Washington, D.C. 20037
     Attn: John M. McDonald, Esq.
     Telecopy: (202) 663-8007

   Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

   14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   14.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by APF, the OP General Partner and the General Partners. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   14.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   14.11 Expenses. If the Closing occurs, APF will bear all costs and expenses of the Parties incurred in connection with this Agreement and the transactions contemplated hereby to the extent not already paid by the Fund or the General Partners. If the Closing does not occur, APF, the OP General Partner and the Operating Partnership will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and the General Partners and the Fund will divide their costs and expenses (including legal fees and expenses) as follows:
(i) the Fund shall bear that percentage of the costs and expenses equal to the percentage obtained by dividing the number of Fund votes in favor of the Merger by the sum of the total number of votes cast and the total number of abstentions and (ii) the General Partners shall bear the remainder of the costs and expenses.

   14.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

   14.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

   14.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 13.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

   14.15 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in and for Orange County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL INCOME FUND IX, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne
                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.
                                          James M. Seneff, Jr., as General
                                           Partner

                       CNL AMERICAN PROPERTIES FUND, INC.
                          SUPPLEMENT DATED     , 1999
                                       TO
                   PROSPECTUS/CONSENT SOLICITATION STATEMENT
                             DATED           , 1999
                          FOR CNL INCOME FUND X, LTD.

   This Supplement is being furnished to you, as a Limited Partner of CNL Income Fund X Ltd., which we refer to as the Income Fund, for the purpose of enabling you to evaluate the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., a Maryland corporation, which is a real estate investment trust. This Supplement is designed to summarize only the risks, effects, fairness and other considerations of the proposed acquisition that are unique to you and the other Limited Partners of your Income Fund. This Supplement does not purport to provide an overall summary of the proposed acquisition and should be read in conjunction with the accompanying Prospectus/Consent Solicitation Statement, which includes detailed discussions regarding APF and the other Income Funds being acquired by APF. Accordingly, the discussions in this Supplement are qualified by the more expanded treatment of these matters appearing in the Prospectus/Consent Solicitation Statement. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" when used herein refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of your Income Fund. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., a wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership.

                                    OVERVIEW

   Pursuant to the Prospectus/Consent Solicitation Statement and this Supplement, you are being asked to approve the Acquisition of your Income Fund by APF. Your Income Fund is one of 18 limited partnerships (which we refer to collectively as the Funds) that APF is seeking to acquire. Supplements have also been prepared for each of the other Funds, copies of which may be obtained without charge to each Limited Partner or his representative upon written request to D.F. King & Co., 77 Water Street, New York, New York 10005.

What is APF?

  APF is a full-service real estate investment trust (or a REIT), formed in 1994, whose primary business, like that of the Funds, is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. As a full-service REIT, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains, from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time of the consummation of the Acquisition and will be one of the largest triple-net lease REITs in the United States.

How many shares of common stock (or APF Shares) will I receive if my Income Fund is acquired by APF?

  Your Income Fund will receive 4,243,243 APF Shares. You will receive your pro rata portion of such shares in accordance with the terms of your Income Fund's partnership agreement. APF has assigned a value, which we refer to as the Exchange Value, of $10.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing. It is possible that the APF Shares will trade at prices substantially below the Exchange Value. APF has, however, recently sold approximately 75 million APF Shares through three public offerings at offering prices per APF share equal to the Exchange Value. At December 31, 1998, of the approximately $750 million raised by APF, APF has used approximately $550 million to acquire restaurant properties and to make mortgage loans and had approximately $120 million in uninvested proceeds which it expects to invest during the first quarter of 1999. The remaining proceeds were used to pay fees and other offering expenses.

What is the required vote necessary to approve the Acquisition?

   Pursuant to the terms of your Income Fund's partnership agreement, APF's acquisition of your Income Fund may not be consummated without the approval of greater than 50% of the outstanding limited partnership Units. Such an approval by your Income Fund's Limited Partners will be binding on you even if you vote against the Acquisition.

Did you receive a fairness opinion in connection with APF's acquisition of my Fund?

   Yes. Legg Mason Wood Walker, Incorporated rendered an opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds.

Do you, as the general partners of my Income Fund, recommend that I vote in favor of the proposed Acquisition?

   Yes. We unanimously recommend that you vote "For" the proposed Acquisition. We believe that the Acquisition is the best means to maximize the value of your investment in your Fund as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

How do I vote?

   Just indicate on the enclosed consent form how you want to vote, and sign and mail it in the enclosed postage-paid return envelope as soon as possible, so that at the Special Meeting of Limited Partners, your Units may be voted "For" or "Against" APF's acquisition of your Income Fund. If you sign and send in your consent form and do not indicate how you want to vote, your consent form will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?

   Yes, subject to certain limitations. If you vote "Against" the Acquisition, but your Income Fund is nevertheless acquired by APF, you may elect to receive a payment (which we call the Cash/Notes Option) that is 10% in cash and 90% in
  % Callable Notes due        , 2006 (or Notes) based on the liquidation value
of your Income Fund, as determined by Valuation Associates, the appraisal firm that we engaged in connection with the Acquisition. Such liquidation value will be lower than the aggregate Exchange Value of the APF Shares offered to your Income Fund in the Acquisition. The Notes will bear interest at a rate equal to
  %, which was determined based on 120% of the applicable federal rate as of
       , 1999. Please note that you may only receive the Cash/Notes Option if you have voted "Against" the Acquisition and you elect to receive the Cash/Notes Option on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you voted "For" the Acquisition, or you voted "Against" the Acquisition and did not affirmatively select the Cash/Notes Option. The Notes will not be listed on any exchange or automated quotation system, and a market for the Notes will not likely develop.

What are the tax consequences of the Acquisition to me?

   The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners in your Income Fund are tax-deferred or tax-exempt entities (for example, pension plans, 401(k) plans or IRAs), if you are a person subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will be based on the difference between the value of the APF Shares or the tax basis of your Units. If you elect the Cash/Notes Option, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares and cash received by your Income Fund over the tax basis of your Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain real property gain.

We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

   We have estimated, based on the Exchange Value, that the taxable gain per average original $10,000 investment in your Income Fund will be $1,799. To review the tax consequences to the Limited Partners of the

Funds in greater detail, see pages    through    of the Prospectus/Consent
Solicitation Statement and "Federal Income Tax Considerations" in this
Supplement.

                                  RISK FACTORS

   As a result of APF's Acquisition of your Income Fund, you will assume the risks associated with the assets of APF and the other Funds acquired by APF. Although the majority of APF's assets and the assets of the other Funds acquired by APF are substantially similar to those of your Income Fund, the restaurant properties owned by APF and the other Funds acquired by APF may be differently constructed, located in a different geographic area or of a different restaurant chain than the restaurant properties owned by your Income Fund. Because the market for real estate may vary from one region of the country to another, the change in geographic diversity may expose you to different and greater risks than those to which you are presently exposed. For geographic information regarding APF's and the Funds' restaurant properties, see "APF's Business and The Restaurant Properties--Business Objectives and Strategies" and "--The Restaurant Properties--General" and "Business of the Funds--Description of Restaurant Properties" in the Prospectus/Consent Solicitation Statement.

   The following is a description of the most significant potential disadvantages, adverse consequences and risks of the Acquisition that are applicable to your Income Fund. This description is qualified in its entirety by the more detailed discussion in the section entitled "Risk Factors" contained in the Prospectus/Consent Solicitation Statement.

 Investment Risks

  . Uncertainty Regarding the Exchange Value and Trading Price of APF Shares
    Following Listing. Your Income Fund will be receiving 4,243,243 APF Shares if your Income Fund approves the Acquisition. There has been no prior market for the APF Shares, and it is possible that the APF Shares will trade at prices substantially below the Exchange Value or the historical book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Funds who become APF stockholders as a result of the Acquisition, will have transformed their investment in non-tradable Units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares is relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at amounts substantially less than the Exchange Value as a result of increased selling activity following the issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

  . Decrease in Distributions. In each of the years ended December 31, 1995,
    1996 and 1997, your Income Fund made $910, $910, and $920, respectively, in distributions, per $10,000 investment to you. Based on APF's pro forma financial information, and assuming APF acquires only your Income Fund and that each Limited Partner of your Income receives only APF Shares, you would have received, for the year ended December 31, 1997, $606 in distributions per $10,000 of original investment, which is 34.1% less than the $920 distributed to you as Limited Partner during the same period. The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the year ended December 31, 1997 and for the nine months ended September 30, 1998 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition. See "Cash Distributions to Limited Partners of Your Fund."

  . Conflicts of Interest in the Acquisition; Substantial Benefits to Related
    Parties. There are certain conflicts of interest inherent in the structure of the Acquisition of your Income Fund. We, James M.

   Seneff, Jr. and Robert A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne, are the three general partners of the Funds. As Board members of APF, Messrs. Seneff and Bourne, have an interest in the completion of the Acquisition that may or may not be aligned with your interests as a Limited Partner of the Income Fund or with their own positions as the general partners of your Income Fund. Assuming only your Income Fund is acquired in the Acquisition, we will receive 38,555 APF Shares. In the event that your Income Fund is not acquired, however, we may be required, as general partners of your Income Fund, to pay all or a substantial portion of the Acquisition costs allocated to your Income Fund to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition. For additional information regarding the Acquisition costs allocated to your Income Fund, see "Comparison of Alternative Effect on Financial Condition and Results of Operations" contained in this Supplement.

  . Fundamental Change in Nature of Investment. The Acquisition of your
    Income Fund involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in your Income Fund, which has a fixed portfolio of restaurant properties in which you participate in the profits from the operation of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple-net basis, on the date that the Acquisition is consummated (assuming only your Income Fund was acquired as of September 30, 1998), 405 restaurant properties. The risks inherent in investing in an operating company such as APF include APF's ability to invest in new restaurant properties that are not as profitable as APF anticipated, the incurrence of substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and making mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay.

   As an APF stockholder, you will receive the benefits of your investment through (i) dividend distributions on, and (ii) increases in the value of, your APF Shares. In addition, your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale or refinancing of your Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares (or from the combination of cash paid to and payments on any Notes if you elect the Cash/Notes Option). An investment in APF may not outperform your investment in the Income Fund.

  . Original Investment Timeframe. Your Income Fund's partnership agreement provides that unless earlier terminated pursuant to its terms, your Income Fund will be terminated, dissolved, and its assets liquidated on December 31, 2019. At the time of your Income Fund's formation, we contemplated that its investment program would terminate (and its investments would be liquidated) some time between 1999 and 2004. Because your Income Fund is in the anticipated termination timeframe, we could elect to liquidate your Income Fund. However, we have no current plans to dispose of your Income Fund's restaurant properties if the Limited Partners do not approve the Acquisition.

 Real Estate/Business Risk

  . Risk of Default on Mortgage Loans and Market Risks associated with
    Securitizations. APF will be subject to certain risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default.

   In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize (thereby remaining exposed to the related credit and repayment risks on such mortgage loans,) and seek a different source for funding its operations than securitizations.

   APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would typically retain a residual-interest security and may retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default, and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

   APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

  . Risks Associated with Leverage. APF has funded and intends to continue to Fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. At the time of the consummation of the Acquisition, as a general policy, APF's Board of Directors will borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's funds from operations and its ability to make distributions to its stockholders.

  . Acquisition and Development Risks. APF plans to pursue its growth strategy through the acquisition and development of additional restaurant properties. To the extent that APF does pursue this growth strategy, we do not know that it will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

 Tax Risks

  . Failure of APF to Qualify as a REIT for Tax Purposes. If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to the federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

  . Risks Associated with Distribution Requirements. Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to maintain its status as a REIT.

  . Changes in Tax Law. APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans. For a more detailed discussion of the risks associated with the Acquisition, see "Risk Factors" in the Prospectus/Consent Solicitation Statement.


                       CONSIDERATION PAID TO INCOME FUND

   The following table sets forth, for your Income Fund (i) the aggregate amount of original Limited Partner investments in each Fund less any distributions of net sales proceeds paid to the Limited Partners of that Fund,
(ii) the original amount of Limited Partner investments in each Fund less any distributions of net sales proceeds per average $10,000 investment, (iii) the number of APF Shares to be paid to your Income Fund, (iv) the estimated value of the APF Shares paid to your Income Fund, (v) the estimated Acquisition expenses allocated to your Income Fund, (vi) the estimated value, based on the Exchange Value, of APF Shares paid to your Income Fund after deducting Acquisition expenses, and (vii) the estimated value, based on the Exchange Value, of APF Shares you will receive for each $10,000 of your original investment:

                           Original Limited
                          Partner Investments                                                Estimated Value
                               Less Any                                           Estimated   of APF Shares
Original Limited Partner   Distributions of               Estimated               Value of         per
  Investments Less Any    Net Sales Proceeds  Number of   Value of               APF Shares  Average $10,000
     Distributions            per $10,000     APF Shares APF Shares   Estimated     after       Original
      of Net Sales             Original       Offered to Payable to  Acquisition Acquisition Limited Partner
      Proceeds(1)            Investment(1)     Fund(2)     Fund(3)    Expenses   Expenses(3)  Investment(3)
------------------------  ------------------- ---------- ----------- ----------- ----------- ---------------
$40,000,000.............        $10,000       4,243,243  $42,432,430  $482,089   $41,950,341     $10,391

--------
(1) Income Fund has had no distributions of net sales proceeds.
(2) The APF Shares payable to each Fund as set forth in this chart will not change if APF acquires fewer than all of the Funds in the Acquisition. This number assumes that none of the Limited Partners of the Fund has elected the Cash/Notes Option.
(3) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be at prices significantly below the Exchange Value.

   Upon completion of the Acquisition of your Income Fund, the operations and existence of your Income Fund will cease. For more detailed information, see "The Acquisition" in the Prospectus/Consent Solicitation Statement. If your Income Fund does not approve the Acquisition, we do not contemplate that your Income Fund would be liquidated in the near future. The Acquisition, however, does not result in an all-cash payment to you in the liquidation of your investment. For example, if you are eligible for and choose the Cash/Notes Option, you become a Noteholder of APF. You will have exchanged your Units for unsecured debt obligations of APF which may not be retired in full until
        , 2006, a date approximately seven years after the date the Acquisition of your Income Fund occurs. On the other hand, if you exchange your Units for APF Shares, you will receive an equity interest in APF whose marketability will depend upon the market that may develop with respect to the APF Shares, which will be listed on the NYSE.

                          EXPENSES OF THE ACQUISITION

   If your Income Fund approves the Acquisition, the portion of the Acquisition expenses attributable to your Income Fund will be paid by your Income Fund, as detailed below. The number of APF Shares paid to your Income Fund would reflect a reduction for your Income Fund's expenses of the Acquisition.

   If the Acquisition of your Income Fund is not approved, we will bear a percentage of all Acquisition expenses equal to the total number of abstentions and "Against" votes cast by the Limited Partners of your Income Fund, divided by the total number of abstentions and votes cast by you and the other Limited Partners of your Income Fund. In such event, your Income Fund will bear the remaining Acquisition expenses.

   The following table sets forth the estimated Acquisition expenses of acquiring your Income Fund:

                         Pre-closing Transaction Costs

      Legal Fees...................................................... $ 19,847
      Appraisals and Valuation........................................    7,939
      Fairness Opinions...............................................   35,725
      Registration, Listing and Filing Fees...........................       --
      Soliciting Dealer Fee...........................................   85,455
      Financial Consulting Fees.......................................       --
      Environmental Fees..............................................   49,618
      Accounting and Other Fees.......................................   59,485
                                                                       --------
            Subtotal..................................................  258,069

                           Closing Transaction Costs

      Transfer Fees and Taxes.........................................   86,229
      Legal Fees......................................................   71,285
      Recording Costs.................................................       --
      Other...........................................................   66,506
                                                                       --------
            Subtotal..................................................  224,020
                                                                       --------
      Total........................................................... $482,089
                                                                       ========

                                 REQUIRED VOTE

Limited Partner Approval Required by the Partnership Agreement

   Article 12 of your Income Fund's partnership agreement provides that the vote of Limited Partners representing greater than 50% of the outstanding Units is required to approve a "Liquidating Sale," which is defined by the partnership agreement to include a transaction or series of transactions resulting in the transfer of 80% or more in value of Income Fund's restaurant properties acquired within two years of the initial date of the prospectus (September 1991). Because the Acquisition of your Income Fund is a Liquidating Sale within the meaning of the partnership agreement, it may not be consummated without the approval of Limited Partners representing greater than 50% of the outstanding Units.

Consequence of Failure to Approve the Acquisition

   If the Limited Partners of your Income Fund representing greater than 50% of the outstanding Units do not vote "For" the Acquisition, the Acquisition may not be consummated under the terms of the partnership agreement. In such event, we plan to continue to operate your Income Fund as a going concern and to eventually dispose of your Income Fund's restaurant properties approximately 7 to 12 years after they were acquired (or as soon thereafter as, in our opinion, market conditions permit), as contemplated by the terms of the partnership agreement.

Special Meeting to Discuss the Acquisition

   We have scheduled a special meeting of the Limited Partners of your Income Fund to discuss the solicitation materials, which include the Prospectus/Consent Solicitation Statement, this Supplement and the other materials distributed to you, and the terms of APF's Acquisition of your Income Fund, prior to voting on the Acquisition. The special meeting will be held at
10:00 a.m., Eastern time, on               , 1999, at
                                          . We and members of APF's management
intend to solicit actively your support for the Acquisition and would like to use the special meeting to answer questions about the Acquisition and the solicitation materials (as defined below) and to explain in person our reasons for recommending that you vote "For" the Acquisition.

                                VOTING PROCEDURE

   The Prospectus/Consent Solicitation Statement, this Supplement, the accompanying transmittal letter, the power of attorney and the consent form constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" the Acquisition of your Income Fund by APF.

   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding Units of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, in the manner described in the Prospectus/Consent Solicitation Statement. A copy of the Agreement and Plan of Merger dated March 11, 1999, by and between APF and your Income Fund is attached hereto as Appendix B. We encourage you to read it.

   If you are not planning on attending the special meeting of the Limited Partners of your Income Fund and voting in person, you should complete and return the consent form before the expiration of the solicitation period. The solicitation period is the time period during which you may vote "For" or "Against" the Acquisition of your Income Fund. The solicitation period will commence upon delivery of the solicitation materials to you (on or about
           , 1999 and will continue until the later of (a)           , 1999 (a
date not less than 60 calendar days from the initial delivery of the solicitation materials), or (b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond December 31, 1999. Any consent form received by Corporate Election Services prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your Units will be counted as voting "Against" the Acquisition of your Income Fund and you will receive APF Shares if your Income Fund is acquired.

   The consent form consists of two parts. Part A seeks your consent to APF's Acquisition of your Income Fund and certain related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve are described above under "Required Vote--Required Amendment to the Partnership Agreement." If you have interests in more than one Income Fund, you will receive multiple consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter (including the Acquisition), you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without requiring your signatures on multiple documents.

                 COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                  TO THE GENERAL PARTNERS AND THEIR AFFILIATES

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by your Income Fund to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure, which will be in effect after the Acquisition, had been in effect during the years presented below.

   Under your Income Fund's partnership agreement, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. The partnership agreement also provide that we are to be reimbursed for our expenses for services performed for your Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. If your Income Fund is acquired, it will share in the overall cost of managing the consolidated portfolio of properties owned by APF. As stockholders of APF, you and the other former Limited Partners of your Income Fund will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1998, the aggregate amounts accrued or paid by your Income Fund to us are shown below under "Historical" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the years presented, are shown below under "Pro Forma":

                                                                   Nine Months
                                          Year Ended December 31,     Ended
                                          ----------------------- September 30,
                                           1995    1996    1997       1998
                                          ------- ------- ------- -------------
Historical:
  General Partner Distributions..........      --      --      --         --
  Broker/Dealer Commissions(1)...........
  Due Diligence and Marketing Support
   Fees..................................      --      --      --         --
  Acquisition Fees.......................
  Asset Management Fees..................
  Real Estate Disposition Fees(2)........
                                          ------- ------- -------    -------
    Total historical.....................

Pro Forma:
  Cash Distributions on APF Shares....... $26,144 $29,221 $22,486    $17,584
  Salary Compensation....................      --      --      --         --
                                          ------- ------- -------    -------
    Total pro forma...................... $26,144 $29,221 $22,486    $17,584

--------
(1) A majority of the fees paid as broker-dealer commissions and due diligence and marketing support fees were reallowed to other broker-dealers participating in the offerings of the Income Fund's Units.
(2) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners. To date, no such fees have been paid since the required minimum returns have not been made to the Limited Partners.

              CASH DISTRIBUTIONS TO LIMITED PARTNERS OF YOUR FUND

   The information below should be read in conjunction with the information contained herein under the caption "Financial Statements" and in the Prospectus/Consent Solicitation Statement under the caption "Summary--Our Reasons for the Acquisition--Prices for Fund Units."

   The following table sets forth the distributions paid to the Limited Partners of your Income Fund (per $10,000 original investment) for the periods indicated below:

                                                           Nine Months Ended
                                                             Sept. 30, 1998
                                                          --------------------
                                 1993 1994 1995 1996 1997 Historical Pro Forma
                                 ---- ---- ---- ---- ---- ---------- ---------
Distributions from Income....... $875 $906 $879 $857 $874    $508      $457
Distributions from Return of
 Capital(1).....................   --   --   31   53   46     167        17
                                 ---- ---- ---- ---- ----    ----      ----
  Total......................... $875 $906 $910 $910 $920    $675      $474
                                 ==== ==== ==== ==== ====    ====      ====

--------
(1) Cash distributions presented above as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. Accumulated net income includes deductions for depreciation and amortization expense and income from certain non-cash items. This amount is not required to be presented as a return of capital except for purposes of this table, and the Income Fund has not treated this amount as a return of capital for any other purpose.

   Cash distributions for the year ended December 31, 1997 include $80,000 of amounts earned in 1997, but declared payable in the first quarter of 1998.

   The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the nine months ended September 30, 1998 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition.

   Assuming APF maintains its current level of debt for acquiring future restaurant properties, the expected distribution rate per APF Share will be 8.8% (assuming a $10.00 per APF Share price based on the Exchange Value, the annualized dividend per year is expected to be $0.88 per APF Share). Based on the number of APF Shares that you would receive in the Acquisition per your average $10,000 original investment and this distribution rate, you would receive an annual distribution of approximately $914.

                                    FAIRNESS

General

   We believe the Acquisition to be fair to, and in the best interests of your Income Fund. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

  . the terms of the Acquisition are fair to you and the other Limited
    Partners; and

  . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and certain alternatives to the Acquisition and a review of the financial condition and performance of APF and your Income Fund and the terms of critical agreements, such as your Income Fund's partnership agreement.

   We also believe that the Acquisition is procedurally fair for several reasons. First, the Acquisition is required to be approved by Limited Partners holding greater than 50% of the outstanding Units of your Income Fund and is subject to certain conditions. Second, if your Income Fund is acquired, all Limited Partners of your Income Fund who vote against the Acquisition will be given the option of receiving APF Shares or the Cash/Note Option.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others, our relief from certain ongoing liabilities with respect to the Income Fund if it is acquired by APF. For a further discussion of the conflicts of interest and potential benefits of the Acquisition to us, see "Conflicts of Interest" below.

Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners of your Income Fund and maximizes the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Fund. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the Cash/Notes Option, constitutes fair value. In addition, we compared the values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair and is the best way to maximize the return on your investment in light of the values of such consideration.

   2. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners of your Income Fund and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisal of your Income Fund's restaurant properties prepared by Valuation Associates and upon the fairness opinion provided by Legg Mason. A copy of the fairness opinion is attached hereto as Appendix A. We encourage you to read it. We attributed
                   ----------
significant weight to the appraisal of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisal of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisal and of Legg Mason to provide the fairness opinion assisted us in the fulfillment of our fiduciary duties to your Income Fund and the Limited Partners, notwithstanding that each of Valuation Associates and Legg Mason received fees for its services and notwithstanding that Legg Mason has previously provided investment banking services to the Funds and to Commercial Net Lease Realty, Inc., a former affiliate of ours. See "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.

   On rendering its opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

  . the value or fairness of the cash and promissory notes option;

  . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Funds' portfolios or assets if liquidated in real estate markets;

  . the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited Partners; or

  . any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the Cash/Notes Option.

   3. Valuation of Alternatives. Based on the appraisal of the Income Fund's restaurant properties, we estimated the value of your Income Fund as an ongoing concern and if liquidated. On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of your Income Fund.

   4. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Fund to Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   5. Net Book Value of the Income Fund. We calculated the book value of your Income Fund under generally accepted accounting principles, or GAAP, as of September 30, 1998 per $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is not indicative of the true fair market value of your Income Fund. This figure was compared to the (i) value of the Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998, (ii) value of the Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and
(iii) estimated value of the APF Shares, based on the Exchange Value, paid to each Fund per average $10,000 invested.

                             Summary of Valuations
                       (per $10,000 original investment)

                                                            Estimated Value
                                                           of APF Shares per
                              GAAP               Going      Average $10,000
                              Book  Liquidation Concern     Original Limited
                             Value   Value(1)   Value(1) Partner  Investment(2)
                             ------ ----------- -------- ----------------------
CNL Income Fund X, Ltd...... $8,602   $9,646    $10,350         $10,391

--------
(1) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.
(2) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of your Income Fund, we each have an independent obligation to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners of your Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants (including the Limited Partners in other Funds). James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to your Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to your Income Fund and also on APF's Board of Directors.

Substantial Benefits to General Partners

   As a result of the Acquisition (assuming only your Income Fund is acquired), we are expected to receive certain benefits, including that we will be relieved from certain ongoing liabilities with respect to Funds that are acquired by APF.

   With respect to our ownership in your Income Fund, we may be issued up to 38,555 APF Shares in the aggregate in accordance with the terms of your Income Fund's partnership agreement. The 38,555 APF Shares issued to us will have an estimated value, based on the Exchange Value, of approximately $385,550 thousand.

   James M. Seneff, Jr. and Robert A. Bourne (your individual general partners), will continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF and Mr. Bourne serving as Vice Chairman. Furthermore, they will be entitled to receive performance-based incentives, including stock options under, APF's 1999 Performance Incentive Plan or any other such plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Funds if the Acquisition does not occur.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the Acquisition to you.

Certain Tax Differences between the Ownership of Units and APF Shares

   Because your Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your Income Fund, regardless of whether any cash is distributed to you. If your Income Fund is acquired by APF, and you have voted "For" the Acquisition, you will receive APF Shares. If you have voted "Against" the Acquisition but your Income Fund is acquired by APF, you may elect the Cash/Notes Option, in which case you will receive cash and Notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Currently, as the owner of Units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Income Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than your Income Fund's tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by your Income Fund. As a result, APF's tax depreciation from the acquired restaurant properties will differ from your Income Fund's tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a larger portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see "--Taxation of APF" and "--Taxation of Stockholders--Taxable Domestic Stockholders" in the Prospectus/Consent Solicitation Statement.

Tax Consequences of the Acquisition

   In connection with the Acquisition and for federal income tax purposes, the assets (and any liabilities) of your Income Fund (if your Income Fund is acquired by APF) will be transferred to APF in return for APF Shares or cash and Notes. Your Income Fund will then immediately liquidate and distribute such property to you. The IRS requires that you recognize a share of the income or loss, subject to the limits described below, recognized by your Income Fund, including gain recognized as a result of the transfer of restaurant properties pursuant to the Acquisition. The estimated taxable gain and loss based on the Exchange Value, for an average $10,000 original Limited Partner investment in your Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                          Estimated Gain/(Loss)
                                                           per Average $10,000
                                                            Original Limited
                                                          Partner Investment(1)
                                                          ---------------------
CNL Income Fund X, Ltd...................................        $1,799

--------
(1) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be at prices significantly below the Exchange Value.

   Under section 351(a) of the Code, no gain or loss is recognized if (i) property is transferred to a corporation by one more individuals or entities in exchange for the stock of that corporation, and (ii) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman, APF's tax counsel, that, following the Acquisition, the Limited Partners of the Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least 80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect the Cash/Notes Option, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between (1) the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership and (2) the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or another Limited Partner in your Income Fund elect the Cash/Notes Option, your Income Fund will receive APF Shares, cash and Notes in exchange for your Income Fund's assets. Because the
principal portion of the Notes will not be due until     , 2006, the
acquisition of your Income Fund's assets, in part, in exchange for Notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the Notes is collected in the year of the Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to value of the APF Shares and cash received by your Income Fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price (without reduction for any selling expenses) for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, that are assumed or taken subject to by the Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares, cash and Notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset" (i.e., real property and depreciable assets used in a trade or business and held for more than one year). Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section 1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report his, her or its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive cash and Notes rather than APF Shares. Even though a Limited Partner's election of the Cash/Notes Option may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of your Income Fund's gain as determined under the partnership agreement of your Income Fund. Therefore, Limited Partners who elect the Cash/Notes Option may recognize gain in the year of the Acquisition despite the fact that they will receive only a small amount of cash and no publicly-traded instruments with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the Notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the Notes by the Limited Partners electing the Cash/Notes Option. See "--Tax Consequences of Liquidation and Termination of Your Fund" below.

   Tax Consequences of the Liquidation and Termination of Your Fund. If your Fund is acquired by APF, your Fund will be deemed to have liquidated and distributed APF Shares and/or cash and Notes, as the case may be, to you. The taxable year of your Income Fund will end at this time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition (including gain or loss resulting from the Acquisition described above). If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or cash and Notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of your Income Fund, determine to be pro rata based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive (determined on the closing date of the Acquisition) and your adjusted tax basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distribution of the APF Shares)). Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive cash and Notes in the Acquisition, you will recognize gain to the extent that the amount of cash you receive in the Acquisition exceeds your adjusted basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distributions of the cash and Notes)). Your basis in the Notes distributed to you will equal your adjusted basis in your Units, reduced (but not below zero) by the amount of any cash distributed to you and your holding period for the Notes for purposes of determining capital gain or loss from the disposition of the Notes will include your holding period for your Units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold Units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not an organization described in section 501(c)(7) (social clubs), section 501(c)(9) (voluntary employees' beneficiary associations), section 501(c)(17) (supplemental unemployment benefit trusts) or section 501(c)(20) (qualified group legal services plans) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Income Funds that are acquired by APF will equal the fair market value of the APF Shares plus the cash and the issue price of the Notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property may differ from the Income Fund's basis therein, and the restaurant properties may be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds following the Acquisition.

   For a discussion of the taxation of APF, see "Federal Income Tax Considerations--Taxation of APF" in the Prospectus/Consent Solicitation Statement.

     SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
        APF, FUNDS, ADVISOR AND CNL RESTAURANT FINANCIAL SERVICES GROUP
                      Nine Months Ended September 30, 1998

                                            Historical                                          Pro Forma
                          ------------------------------------------------               -------------------------------
                                                                   CNL
                                                               Restaurant
                                        CNL Income              Financial
                                          Fund X,               Services      Combined    Pro Forma           Combined
                              APF          Ltd.      Advisor      Group      Historical  Adjustments         Pro Forma
                          ------------  ----------- ---------- -----------  ------------ -----------        ------------
Operating Data Revenues:
 Rental and earned
  income................  $ 22,947,199  $ 1,944,202 $       -- $        --  $ 24,891,401 $ 9,635,208 (a)
                                                                                             200,382 (b)    $ 34,726,991
 Management fees........            --           -- 21,405,127   5,122,366    26,527,493 (21,011,835)(c)
                                                                                          (2,875,906)(d)       2,639,752
 Interest and other
  income................     6,117,911       85,774        751  18,463,647    24,668,083   1,526,547 (e)      26,194,630
                          ------------  ----------- ---------- -----------  ------------ -----------        ------------
   Total revenue........    29,065,110    2,029,976 21,405,878  23,586,013    76,086,977 (12,525,604)         63,561,373

Expenses:
 General and
  administrative........     1,539,004      176,935  6,701,115   6,704,482    15,121,536  (1,308,058)(f)
                                                                                          (1,415,100)(g)
                                                                                             (34,787)(h)      12,363,591
 Advisory fees..........     1,248,393           --         --   1,026,231     2,274,624  (2,274,624)(i)              --
 State taxes............       397,569       10,520     15,226     220,180       643,495      56,534 (j)         700,029
 Depreciation and
  amortization..........     2,693,020      187,745    131,539   1,000,493     4,012,797   3,074,752 (k)(l)    7,087,549
 Interest expense.......            --           --    105,668  14,234,533    14,340,201     (68,670)(m)      14,271,531
 Paid to affiliates.....            --           --    256,456   1,569,202     1,825,658  (1,825,658)(n)              --
                          ------------  ----------- ---------- -----------  ------------ -----------        ------------
   Total expenses.......     5,877,986      375,200  7,210,004  24,755,121    38,218,311  (3,795,611)         34,422,700
                          ------------  ----------- ---------- -----------  ------------ -----------        ------------
Net earnings (loss)
 before equity in
 earnings of joint
 ventures/minority
 interests, gain (loss)
 on sale of properties,
 gain on securitization,
 and provision (credit)
 for federal income
 taxes..................    23,187,124    1,654,776 14,195,874  (1,169,108)   37,868,666  (8,729,993)         29,138,673
                          ------------  ----------- ---------- -----------  ------------ -----------        ------------
Equity in earnings of
 joint ventures/minority
 interests..............       (23,271)     206,840         --      12,452       196,021          --             196,021
Gain (loss) on sales of
 properties.............            --      171,159         --          --       171,159          --             171,159
Gain on securitization..            --           --         --   3,018,268     3,018,268          --           3,018,268
Provision (credit) for
 federal income taxes...            --           --  5,607,415     708,666     6,316,081  (6,316,081)(o)              --
                          ------------  ----------- ---------- -----------  ------------ -----------        ------------
Net earnings............  $ 23,163,853  $ 2,032,775 $8,588,459 $ 1,152,946  $ 34,938,033 $(2,413,912)       $ 32,524,121
                          ============  =========== ========== ===========  ============ ===========        ============

Other Data:
Weighted average number
 of shares of common
 stock outstanding
 during period..........    47,633,909          N/A        N/A         N/A           N/A          --          73,933,192(p)
Total properties owned
 at end of period.......           357           48        N/A         N/A           N/A          --                 405
Funds from operations...  $ 26,408,569  $ 2,212,513        N/A         N/A           N/A          --        $ 37,140,090
Total cash distributions
 declared...............  $ 26,460,446  $ 2,700,003        N/A         N/A           N/A          --        $ 37,140,090
Cash distributions
 declared per $10,000
 investment.............  $        572  $       675        N/A         N/A           N/A          --        $        502

                                            Historical                        Combined          Pro Forma
                                        September 30, 1998                   Historical     September 30, 1998
                          ------------------------------------------------  ------------ -------------------------------
Balance Sheet Data
Real estate assets,
 net....................  $407,663,180  $27,788,831 $       -- $        --  $435,452,011 $10,477,168
                                                                                          26,052,741 (r)    $471,981,920
Mortgages/notes
 receivable.............    33,523,506           -- $       -- 173,776,981   207,300,487     849,195 (r)     208,149,682
Accounts receivable,
 net....................       575,104          294  7,544,985   7,342,103    15,462,486  (7,854,879)(s)       7,607,607
Investment in/due from
 joint ventures.........       631,374    3,437,666         --          --     4,069,000   1,230,479 (q)       5,299,519
Total assets............   566,383,967   35,540,019  8,429,809 197,528,789   807,882,584  31,054,059         838,936,643
Total
 liabilities/minority
 interest...............    14,478,585    1,133,204  5,049,152 185,998,045   206,658,986 (10,845,743)(s)(t)  195,813,243
Total equity............   551,905,382   34,406,815  3,380,657  11,530,744   601,223,598  41,899,802 (q)(t)  643,123,400

-------

(a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and 2) properties that were developed by APF from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

       Rental and earned income on Property Transactions by APF... $9,635,208

(b) Represents $200,382 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1997.

(c) Represents the elimination of intercompany fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees..........................................  $ (1,569,202)
       Secured equipment lease fee...............................       (44,426)
       Advisory fees.............................................    (1,722,383)
       Reimbursement of administrative costs.....................      (293,941)
       Acquisition fees..........................................   (15,392,193)
       Underwriting fees.........................................      (254,945)
       Administrative fees.......................................      (148,491)
       Executive fee.............................................      (310,000)
       Guarantee fees............................................       (93,750)
       Servicing fee.............................................    (1,014,117)
       Development fees..........................................      (166,876)
       Consulting fee............................................        (1,511)
                                                                   ------------
        Total....................................................  $(21,011,835)
                                                                   ============

(d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

(e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

(f) Represents the elimination of intercompany expenses paid between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

       Reimbursement of administrative costs..................... $   (293,941)
       Servicing fee.............................................   (1,014,117)
                                                                  ------------
                                                                  $(1,308,058)
                                                                  ============

(g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by APF were subject to capitalization during the entire period and 2) costs relating to properties not developed by APF were subject to capitalization up through the time that EITF 97-11 became effective.

       General and administrative costs........................... $(1,415,100)

(h) Represents savings of $34,787 in professional services and administrative expenses resulting from reporting on one combined company versus 22 separate entities.

(i) Represents the elimination of fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Advisory fees.............................................. $ (1,722,383)
       Administrative fees........................................     (148,491)
       Executive fee..............................................     (310,000)
       Guarantee fees.............................................      (93,750)
                                                                   ------------
                                                                   $(2,274,624)
                                                                   ============

(j) Represents additional state taxes of $56,534 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the Income Fund had operated under a REIT structure.

(k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (q) from acquiring the Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

       Depreciation expense.......................................... $1,512,427

(l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (q).

       Amortization of goodwill..................................... $1,562,325

(m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in footnote (4), II(d ) in the Notes to the Pro Forma Financial Statements attached to this Supplement.

       Interest expense............................................... $(68,670)

(n) Represents the elimination of fees paid to affiliates for fees incurred between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees........................................... $ (1,569,202)
       Underwriting fees..........................................     (254,945)
       Consulting fee.............................................       (1,511)
                                                                   ------------
                                                                   $(1,825,658)
                                                                   ============

(o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the acquisition. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

(p) APF Shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the proforma financial statements, it is assumed that the stockholders approved the proposal to amend and restate APF's articles of incorporation to increase the number of authorized APF Shares.

(q) Represents the payment of $482,089 in cash and the issuance of 16,495,034 APF shares in consideration for the purchase of the Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 using the Exchange Value of $10 per APF Share plus estimated transaction costs. The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group have been accounted for under the purchase accounting method and goodwill was recognized to the extent that the estimated value of the consideration paid exceeded the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on APF's statement of earnings. The Company will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by APF.

       Income Fund................................................ $ 42,432,425
       Advisor....................................................   76,000,000
       CNL Restaurant Financial Services Group....................   47,000,000
                                                                   ------------
       Total Purchase Price (cash and shares).....................  165,432,425
       Less cash paid to Income Fund..............................     (482,089)
                                                                   ------------
       Share consideration........................................  164,950,336
       Transaction costs of APF...................................    8,933,000
                                                                   ------------
       Total costs incurred....................................... $173,883,336
                                                                   ============

  In addition, APF i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the Income Fund carrying value of land and building on operating leases by $6,563,919, net investment in direct financing leases by $3,913,249, investment in joint venture by $1,230,479, made downward adjustments to the carrying value of accrued rental income of $1,348,243, and made downward adjustments to other assets of $3,697,186 to adjust historical values to fair value, iii) recorded goodwill of $41,661,989 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $76,723,182 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $34,406, 815 of the Income Fund, Advisor and CNL Restaurant Financial Services Group.

(r) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

(s) Represents the elimination by the Income Fund of $5,500 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by APF of $1,208,000 in related party payables recorded as receivables by the Advisor.

(t) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the acquisition of the CNL Restaurant Businesses since the acquisition agreements require that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the acquisition.

         SELECTED HISTORICAL FINANCIAL DATA OF CNL INCOME FUND X, LTD.

   The following table sets forth certain financial information for the Income Fund, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of CNL Income Fund X, Ltd." in this Supplement.

                            Nine Months Ended
                              September 30,            Year Ended December 31,
                         ----------------------- -----------------------------------
                            1998        1997        1997        1996        1995
                         ----------- ----------- ----------- ----------- -----------
Revenues (1)............ $ 2,236,816 $ 2,837,853 $ 3,813,248 $ 3,871,869 $ 3,875,779
Net income (2)..........   2,032,775   2,673,599   3,531,381   3,461,812   3,552,067
Cash distributions
 declared (3)...........   2,780,003   2,700,002   3,600,003   3,640,003   3,640,003
Net income per Unit
 (2)....................        0.50        0.66        0.87        0.86        0.88
Cash distributions
 declared per
 Unit (3)...............        0.70        0.68        0.90        0.91        0.91
Weighted average number
 of Limited Partner
 Units outstanding......   4,000,000   4,000,000   4,000,000   4,000,000   4,000,000

                              September 30,                 December 31,
                         ----------------------- -----------------------------------
                            1998        1997        1997        1996        1995
                         ----------- ----------- ----------- ----------- -----------
Total assets............ $35,540,019 $36,407,631 $36,289,727 $36,437,560 $36,563,796
Total partners'
 capital................  34,406,815  35,196,262  35,154,043  35,222,665  35,400,856

--------
(1) Revenues include equity in earnings of unconsolidated joint ventures and minority interest in income of the consolidated joint venture.
(2) Net income for the nine months ended September 30, 1998 and 1997 include $171,159 and $132,238, respectively, from gain on sale of land and building. Net income for the years ended December 31, 1997 and 1995, include $132,238 and $67,214, respectively, from gains on sale of land and buildings.
(3) Distributions for the years ended December 31, 1996 and 1995, each includes a special distribution to the Limited Partners of $40,000 which represented cumulative excess operating reserves.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
              AND RESULTS OF OPERATIONS OF CNL INCOME FUND X, LTD.

Introduction

   The Income Fund is a Florida limited partnership that was organized on April 16, 1990, to acquire for cash, either directly or through joint venture arrangements, both newly constructed and existing restaurants, as well as land upon which restaurants were to be constructed, which are leased primarily to operators of selected national and regional fast-food and family-style restaurant chains. The leases are triple-net leases, with the lessees generally responsible for all repairs and maintenance, property taxes, insurance and utilities. As of September 30, 1998, the Income Fund owned 48 restaurant properties, which included nine restaurant properties owned by joint ventures in which the Income Fund is a co-venturer and two properties owned with affiliates as tenants-in-common.

Liquidity and Capital Resources

 Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997

   The Income Fund's primary source of capital for the nine months ended September 30, 1998 and 1997, was cash from operations (which includes cash received from tenants, distributions from joint ventures, and interest and other income received, less cash paid for expenses). Cash from operations was $2,774,783 and $2,748,032 for the nine months ended September 30, 1998 and 1997, respectively. The increase in cash from operations for the nine months ended September 30, 1998, is primarily a result of changes in the Income Fund's working capital.
   Other sources and uses of capital included the following items during the nine months ended September 30, 1998.

   In January 1998, the Income Fund sold its restaurant property in Sacramento, California to the tenant, for $1,250,000 and received net sales proceeds of $1,230,672, resulting in a gain of $163,349 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in December 1991 and had a cost of approximately $969,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $261,300 in excess of its original purchase price. As of September 30, 1998, net sales proceeds of $1,230,672 plus accrued interest of $29,594 were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional restaurant property. We believe that the transaction, or a portion thereof, relating to the sale of the restaurant property in Sacramento, California, and the reinvestment of the net sales proceeds, will qualify as a like-kind exchange transaction for federal income tax purposes. However, the Income Fund will distribute amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any (at a level reasonably assumed by us), resulting from the sale.

   In addition, in March 1998, a vacant parcel of land relating to the restaurant property in Austin, Texas, was sold to a third party who had previously subleased the land from the Income Fund's lessee. In connection therewith, the Income Fund received net sales proceeds of $68,434 ($68,000 of which had been received as a deposit in 1995), resulting in a gain of $7,810 for financial reporting purposes.

   In October 1998, the Income Fund sold its restaurant property in Billings, Montana to the tenant for $362,000 and received net sales proceeds of $360,688, resulting in a gain of $47,800 for financial reporting purposes. The Income Fund plans to reinvest the net sales proceeds from the sale of this restaurant property in an additional restaurant property.

   In November 1998, the Income Fund reinvested approximately $1,020,800 of the net sales proceeds it received from the sale of the restaurant property in Sacramento, California in a Jack in the Box restaurant property located in San Marcos, Texas. In connection therewith, the Income Fund entered into a long term, triple-net lease with terms substantially the same as its other leases.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term, highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to the partners. At September 30, 1998, the Income Fund had $1,662,186 invested in such short-term investments as compared to $1,583,883 at December 31, 1997. The funds remaining at September 30, 1998, after payment of distributions and other liabilities, will be used to meet the Income Fund's working capital and other needs.

   Total liabilities of the Income Fund, including distributions payable, decreased to $1,068,724 at September 30, 1998, from $1,071,183 at December 31, 1997. We believe that the Income Fund has sufficient cash on hand to meet its current working capital needs.

   Based on cash from operations, and for the nine months ended September 30, 1998, accumulated excess operating reserves, the Income Fund declared distributions to Limited Partners of $2,780,003 and $2,700,002 for the nine months ended September 30, 1998 and 1997, respectively ($900,001 for each of the quarters ended September 30, 1998 and 1997). This represents distributions of $0.70 and $0.68 per unit for the nine months ended September 30, 1998 and 1997, respectively ($0.23 per unit for each applicable quarter ended September 30, 1998 and 1997). No distributions were made to us for the quarters and nine months ended September 30, 1998 and 1997. No amounts distributed to the Limited Partners for the nine months ended September 30, 1998 and 1997, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   We have the right, but not the obligation, to make additional capital contributions if we deem it appropriate in connection with the operations of the Income Fund.

The Years Ended December 31, 1997, 1996 and 1995

   The Income Fund's primary source of capital for the years ended December 31, 1997, 1996 and 1995, was cash from operations (which includes cash received from tenants, distributions from joint ventures and interest received, less cash paid for expenses). Cash from operations was $3,596,417, $3,695,802 and $3,527,362 for the years ended December 31, 1997, 1996 and 1995, respectively. The decrease in cash from operations during 1997, as compared to 1996, and the increase in 1996, as compared to 1995, is primarily a result of changes in the Income Fund's working capital during each of the respective years.

   Other sources and uses of capital included the following items during the years ended December 31, 1997, 1996 and 1995.

   In July 1995, the Income Fund sold a small parcel of land as a result of an easement relating to its restaurant property in Hendersonville, North Carolina, for $7,200, resulting in a gain of $1,112 for financial reporting purposes. In addition, in August 1995, the Income Fund sold its restaurant property in Denver, Colorado, for $1,057,000 and received net sales proceeds of $1,050,186, resulting in a gain of $66,102 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in December 1991 and had a cost of approximately $977,000, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $73,200 in excess of its original purchase price. In September 1995, the Income Fund reinvested $928,122 in a Shoney's in Fort Myers Beach, Florida.

   In October 1995, the tenant of the Income Fund's restaurant property located in Austin, Texas, entered into a sublease agreement for a vacant parcel of land under which the subtenant has the option to purchase such land. The subtenant exercised the purchase option and in accordance with the terms of the sublease agreement, the tenant assigned the purchase contract, together with the purchase contract payment of $69,000 from the subtenant, to the Income Fund. As of February 28, 1998, the sale for the vacant parcel of land had not been consummated and as a result, the net proceeds of $68,000 (representing the original $69,000 received by the Income Fund, less $1,000 in costs incurred in anticipation of the sale) were recorded as a deposit at December 31, 1997.

   In January 1996, the Income Fund reinvested the remaining net sales proceeds from the 1995 sale of the restaurant property in Denver, Colorado, and the proceeds from the granting of an easement relating to the restaurant property in Hendersonville, North Carolina, in a Golden Corral restaurant property located in Clinton, North Carolina, with certain of our affiliates as tenants-in-common. In connection therewith, the Income Fund and its affiliates entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to its applicable percentage interest. As of December 31, 1997, the Income Fund owned a 13.37% interest in this restaurant property.

   In September 1997, the Income Fund sold its restaurant property in Fremont, California, to the franchisor, for $1,420,000 and received net sales proceeds (net of $2,745 which represents amounts due to the former tenant for prorated rent) of $1,363,805, resulting in a gain of $132,238 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in March 1992 and had a cost of approximately $1,116,900, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $249,700 in excess of its original purchase price. In October 1997, the Income Fund reinvested approximately $1,277,300 of the net sales proceeds in a Boston Market restaurant property in Homewood, Alabama. The Income Fund acquired the Boston Market restaurant property from one of our affiliates. The affiliate had purchased and temporarily held title to the restaurant property in order to facilitate the acquisition of the restaurant property by the Income Fund. The purchase price paid by the Income Fund represented the costs incurred by the affiliate to acquire the restaurant property, including closing costs. We believe that the transaction, or a portion thereof, relating to the sale of the restaurant property in Fremont, California, and the reinvestment of the proceeds in a Boston Market restaurant property in Homewood, Alabama, will qualify as a like-kind exchange transaction for federal income tax purposes. However, the Income Fund will distribute amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any (at a level reasonably assumed by us) resulting from the sale. The Income Fund intends to reinvest the remaining net sales proceeds in an additional restaurant property or use such amounts for other Income Fund purposes.

   In December 1997, the Income Fund used approximately $130,400 that had been previously reserved for working capital purposes, to invest in a Chevy's Fresh Mex restaurant property located in Miami, Florida, with certain of our affiliates as tenants-in-common. In connection therewith, the Income Fund and its affiliates entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to its applicable percentage interest. As of December 31, 1997, the Income Fund owned a 6.69% interest in this restaurant property.

   During 1997, the Income Fund entered into a contract to sell the restaurant property in Sacramento, California, to the tenant. In January 1998, the Income Fund sold this restaurant property for $1,250,000 and received net sales proceeds of $1,234,175, resulting in a gain of approximately $163,300 for financial reporting purposes.

   None of the restaurant properties owned by the Income Fund or the joint ventures in which the Income Fund owns an interest is or may be encumbered. Under its partnership agreement, the Income Fund is prohibited from borrowing for any purpose; provided, however, that we or our affiliates are entitled to reimbursement, at cost, for actual expenses incurred by us or our affiliates on behalf of the Income Fund.

Certain of our affiliates from time to time incur certain operating expenses on behalf of the Income Fund for which the Income Fund reimburses the affiliates without interest.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to partners. At December 31, 1997, the Income Fund had $1,583,883 invested in such short-term investments as compared to $1,769,483 at December 31, 1996. The decrease in cash is primarily attributable to the Income Fund using approximately $130,400 that had been previously reserved for working capital purposes, to invest in a restaurant property located in Miami, Florida, with affiliates, as tenants-in-common, in December 1997.

   During 1997, 1996 and 1995, certain of our affiliates incurred $86,327, $112,363 and $100,249, respectively, for certain operating expenses. As of December 31, 1997 and 1996, the Income Fund owed $4,946 and $1,609, respectively, to affiliates for such amounts and accounting and administrative services. As of February 28, 1998, the Income Fund had reimbursed the affiliates all such amounts. Other liabilities, including distributions payable, decreased to $1,066,237 at December 31, 1997, from $1,148,901 at December 31, 1996, partially as the result of the Income Fund's accruing a special distribution payable to the Limited Partners of $40,000 at December 31, 1996, which was paid in January 1997. Other liabilities also decreased due to a decrease in escrowed real estate taxes payable and rents paid in advance at December 31, 1997.

   Based on cash from operations, and during the years ended December 31, 1996 and 1995, cumulative excess operating reserves, the Income Fund declared distributions to the Limited Partners of $3,600,003 for the year ended December 31, 1997 and $3,640,003 for each of the years ended December 31, 1996 and 1995. This represents distributions of $0.90 per Unit for the year ended December 31, 1997 and $0.91 per Unit for each of the years ended December 31, 1996 and 1995. No amounts distributed to the Limited Partners for the years ended December 31, 1997, 1996 and 1995, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions.

   We believe that the restaurant properties are adequately covered by insurance. In addition, we have obtained contingent liability and property coverage for the Income Fund. This insurance is intended to reduce the Income Fund's exposure in the unlikely event a tenant's insurance policy lapses or is insufficient to cover a claim relating to the restaurant property.

   Due to low operating expenses and ongoing cash flow, we believe that the Income Fund has sufficient working capital reserves at this time. In addition, because all leases of the Income Fund's restaurant properties are on a triple-net basis, it is not anticipated that a permanent reserve for maintenance and repairs will be established at this time. To the extent, however, that the Income Fund has insufficient funds for such purpose, we will contribute to the Income Fund an aggregate amount of up to one percent of the offering proceeds for maintenance and repairs.

Results of Operations

 Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997

   During the nine months ended September 30, 1997, the Income Fund and its consolidated joint venture, Allegan Real Estate Joint Venture, owned and leased 39 wholly-owned restaurant properties (including one restaurant property in Fremont, California, which was sold in September 1997) and during the nine months ended September 30, 1998, the Income Fund owned and leased 39 restaurant properties (including one restaurant property in Sacramento, California, which was sold in January 1998) to operators of fast-food and family-style restaurant chains. In connection therewith, during the nine months ended September 30, 1998 and 1997, the Income Fund and Allegan Real Estate Joint Venture earned $1,927,308 and $2,543,098, respectively, in rental income from operating leases (net of adjustments to accrued rental income) and earned income from direct financing leases from these restaurant properties, $840,010 and $847,929 of which was earned during the quarters ended September 30, 1998 and 1997, respectively. The decrease in rental and earned income during the nine months ended September 30, 1998, as compared to the nine months ended September 30, 1997, is partially due to a decrease of approximately $84,400 in rental and earned income due to the fact that the lease relating to the Perkins restaurant property in Ft. Pierce, Florida, was amended to provide for rent reductions from May 1997 through December 31, 1998. Due to the lease amendment and questionable collectibility of future scheduled rent increases from this tenant, the Income Fund increased its reserve for accrued rental income (non-cash accounting adjustment relating to the straight-lining of future scheduled rent increases over the lease term in accordance with generally accepted accounting principles) by approximately $139,600 during the nine months ended September 30, 1998, as compared to approximately $22,700 during the nine months ended September 30, 1997. In addition, rental and earned income decreased by approximately $172,900 during the nine months ended September 30, 1998, as a result of the sale of the restaurant properties in Fremont and Sacramento, California in September 1997 and January 1998. The decrease in rental and earned income for the nine months ended September 30, 1998 was partially offset by an increase in rental and earned income of approximately $97,300 during the nine months ended September 30, 1998, due to the reinvestment of a portion of the net sales proceeds from the 1997 sale of the restaurant property in Fremont, California, in a restaurant property in Homewood, Alabama in October 1997.

   In addition, the decrease during the nine months ended September 30, 1998, as compared to the nine months ended September 30, 1997, was partially attributable to the fact that in May 1998 the tenant of the restaurant properties in Lancaster and Amherst, New York, filed for bankruptcy. As a result, during the nine months ended September 30, 1998, the Income Fund wrote off approximately $292,600 of accrued rental income (non-cash accounting adjustment relating to the straight-lining of future scheduled rent increases over the lease term in accordance with generally accepted accounting principles). The Income Fund also increased the allowance for doubtful accounts for past due rental amounts for these restaurant properties in the amount of $14,100 for the nine months ended September 30, 1998, due to the fact that collection of such amounts is questionable. The tenant has rejected the lease relating to the restaurant property in Lancaster, New York, and as a result, the Income Fund will not receive rental income from this restaurant property. The tenant is currently in the process of deciding whether to affirm or reject the lease for the restaurant property in Amherst, New York. If the lease for the Amherst, New York restaurant property is rejected, the Income Fund anticipates that rental income from this restaurant property will terminate. However, we do not anticipate that any decrease in rental income due to lost revenues relating to these restaurant properties will have a material effect on the Income Fund's financial position or results of operations. We are currently seeking either new tenants or purchasers for these restaurant properties.

   In addition, the decrease in rental and earned income during the nine months ended September 30, 1998 is partially attributable to the fact that in October 1998 the tenant of one Boston Market restaurant property filed for bankruptcy and ceased operations relating to this restaurant property. As a result, during the nine months ended September 30, 1998, the Income Fund wrote off approximately $13,200 of accrued rental income (non-cash accounting adjustments relating to the straight-lining of future scheduled rent increases over the lease term in accordance with generally accepted accounting principles). If the lease is eventually rejected, the Income Fund anticipates that rental income relating to this restaurant property will terminate until a new tenant is located or until the restaurant property is sold and the proceeds from such a sale are reinvested in an additional restaurant property. However, we do not anticipate that any decrease in rental income due to lost revenues relating to this restaurant property will have a material effect on the Income Fund's financial position or results of operations.

   The decrease in rental and earned income for the nine months ended September 30, 1998, as compared to the nine months ended September 30, 1997, is also partially due to a decrease of approximately $13,200 for the nine months ended September 30, 1998, due to the fact that the leases relating to the Burger King restaurant properties in Irondequoit, New York, Ashland, Ohio and Henderson, North Carolina were amended to provide for rent reductions from August 1998 through the end of the lease term.

   For the nine months ended September 30, 1998 and 1997, the Income Fund also owned and leased eight restaurant properties indirectly through other joint venture arrangements and one restaurant property as tenants-in-common with certain of our affiliates, and for the nine months ended September 30, 1998, the Income Fund owned and leased one additional restaurant property as tenants-in-common with certain of our affiliates. In connection therewith, during the nine months ended September 30, 1998 and 1997, the Income Fund earned $213,432 and $204,167, respectively, attributable to the net income earned by unconsolidated joint ventures, $76,163 and $71,523 of which was earned during the quarters ended September 30, 1998 and 1997, respectively. The increase in net income earned by unconsolidated joint ventures during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, is primarily attributable to the Income Fund investing in a restaurant property in Miami, Florida, in December 1997, with certain of our affiliates as tenants-in-common.

   Operating expenses, including depreciation and amortization expense, were $375,200 and $296,492 for the nine months ended September 30, 1998 and 1997, respectively, of which $135,903 and $94,956 were incurred for the quarters ended September 30, 1998 and 1997, respectively. The increase in operating expenses during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, is partially the result of an increase in depreciation expense due to the purchase of the restaurant property in Homewood, Alabama, in October 1997 and the fact that during the quarter and nine months ended September 30, 1998, the Income Fund reclassified the leases relating to the restaurant properties in Irondequoit, New York, Ashland, Ohio and Henderson, North Carolina from direct financing leases to operating leases due to lease amendments. In addition, the increase in operating expenses is partially due to the fact that the Income Fund recorded bad debt expense and real estate tax expense relating to the restaurant properties in Lancaster and Amherst, New York due to the fact that the tenant of these restaurant properties filed for bankruptcy, as described above. Due to the fact that the tenant rejected the lease in Lancaster, New York and if the tenant rejects the lease in Amherst, New York, the Income Fund will continue to incur certain expenses, such as real estate taxes, insurance, and maintenance, until a new tenant or buyer for the restaurant properties are located.

   In addition, the increase in operating expenses during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, is partially attributable to the fact that during the quarter and nine months ended September 30, 1998, the Income Fund recorded approximately $14,000 in real estate tax expense due to the fact that in October 1998 the tenant of the Boston Market restaurant property in Homewood, Alabama filed for bankruptcy, as described above. If the tenant decides to reject the lease, the Income Fund will continue to incur certain expenses, such as real estate taxes, insurance and maintenance, until a new tenant or buyer for the restaurant property is located.

   As a result of the sale of the restaurant property in Sacramento, California, and the sale of the parcel of land in Austin, Texas, as described above in "Liquidity and Capital Resources," the Income Fund recognized a gain of $171,159 for financial reporting purposes during the nine months ended September 30, 1998. As a result of the sale of the restaurant property in Fremont, California, the Income Fund recognized a gain of $132,238 for financial reporting purposes for the quarter and nine months ended September 30, 1997.

 The Years Ended December 31, 1997, 1996 and 1995

   During 1995, the Income Fund owned and leased 39 wholly-owned restaurant properties (including one restaurant property in Denver, Colorado, which was sold in August 1995), during 1996, the Income Fund owned and leased 38 wholly-owned restaurant properties, and during 1997, the Income Fund owned and leased 39 wholly-owned restaurant properties (including one restaurant property in Fremont, California, which was sold in September 1997). In addition, during 1997, 1996 and 1995, the Income Fund was a co-venturer in three separate joint ventures that each owned and leased one restaurant property and one joint venture which owned and leased six restaurant properties. During 1996, the Income Fund also owned and leased one restaurant property with affiliates as tenants-in-common and during 1997, the Income Fund owned and leased two restaurant properties with affiliates as tenants-in-common. As of December 31, 1997, the Income Fund owned, either directly or through joint venture arrangements 49 restaurant properties which are subject to long-term, triple-net leases. The leases of the restaurant properties provide for minimum base annual rental amounts (payable in monthly installments) ranging from approximately $26,200 to $198,500. All of the leases provide for percentage rent based on sales in excess of a specified amount. In addition, a majority of the leases provide that, commencing in specified lease years (ranging from the second to the sixth lease year), the annual base rent required under the terms of the lease will increase.

   During the years ended December 31, 1997, 1996 and 1995, the Income Fund and its consolidated joint venture, Allegan Real Estate Joint Venture, earned $3,402,320, $3,481,139 and $3,474,227, respectively, in rental income from operating leases and earned income from direct financing leases. The decrease in rental and earned income during 1997, as compared to 1996, is partially attributable to the Income Fund increasing its allowance for doubtful accounts by approximately $64,600 during 1997, for rental amounts relating to the Perkins restaurant properties located in Lancaster and Amherst, New York, which are leased by the same tenant, due to the financial difficulties the tenant is experiencing. No such allowance was established during 1996. The Income Fund intends to pursue collection of past due amounts from this tenant and will recognize such amounts as income if collected. Rental and earned income also decreased by approximately $36,600 during 1997, as compared to 1996, due to the fact that the Income Fund sold its restaurant property in Fremont, California, in September 1997. This decrease was partially offset by an increase of approximately $28,100 in rental income as a result of reinvesting the majority of these net sales proceeds in a restaurant property in Homewood, Alabama, in October 1997.

   During the years ended December 31, 1997, 1996 and 1995, the Income Fund also earned $51,678, $45,126 and $53,189, respectively, in contingent rental income. The increase in contingent rental income during 1997, as compared to 1996, is primarily attributable to a change in the percentage rent formula in accordance with the terms of the lease agreement for one of the Income Fund's leases during 1997. The decrease in contingent rent during 1996, as compared to 1995, was primarily a result of decreases in gross sales relating to certain restaurant properties during 1996.

   For the years ended December 31, 1997, 1996 and 1995, the Income Fund also earned $278,919, $278,371 and $267,799, respectively, attributable to net income earned by unconsolidated joint ventures in which the Income Fund is a co-venturer. The increase in net income earned by unconsolidated joint ventures during 1996, as compared to 1995, is primarily attributable to the Income Fund investing in a restaurant property in Clinton, North Carolina, in January 1996, with certain of our affiliates as tenants-in-common, as described above in "Liquidity and Capital Resources."

   During at least one of the years ended December 31, 1997, 1996 and 1995, three lessees (or group of affiliated lessees), of the Income Fund and its consolidated joint venture, Golden Corral Corporation, Foodmaker, Inc. and Flagstar Corporation, each contributed more than 10% of the Income Fund's total rental income (including rental income from the Income Fund's consolidated joint venture and the Income Fund's share of rental income from eight restaurant properties owned by unconsolidated joint ventures and two restaurant properties owned with affiliates as tenants-in-common). As of December 31, 1997, Golden Corral Corporation was the lessee under leases relating to four restaurants, Foodmaker, Inc. was the lessee under leases relating to six restaurants and Flagstar Corporation was the lessee under leases relating to nine restaurants. It is anticipated that based on the minimum rental payments required by the leases, these three lessees (or groups of affiliated lessees) each will continue to contribute more than 10% of the Income Fund's total rental income during 1998 and subsequent years. In addition, during at least one of the years ended December 31, 1997, 1996 and 1995, five restaurant chains, Golden Corral, Hardee's, Burger King, Shoney's and Jack in the Box, each accounted for more than 10% of the Income Fund's total rental income (including rental income from the Income Fund's consolidated joint venture and the Income Fund's share of rental income from eight restaurant properties owned by unconsolidated joint ventures and two restaurant properties owned with affiliates as tenants-in-common). In subsequent years, it is anticipated that these five restaurant chains each will continue to account for more than 10% of the Income Fund's total rental income to which the Income Fund is entitled under the terms of the leases. Any failure of these lessees or restaurant chains could materially affect the Income Fund's income.

   Operating expenses, including depreciation and amortization expense, were $414,105, $410,057 and $390,926 for the years ended December 31, 1997, 1996 and
1995, respectively. The increase in operating expenses during 1997, as compared to 1996, is partially a result of the Income Fund recording approximately $9,700, for real estate taxes relating to the Perkins restaurant properties located in Lancaster and Amherst, New York, which are leased by the same tenant, due to the current financial difficulties of the tenant. Payment of these taxes remains the responsibility of the tenant of this restaurant property; however, we believe that the tenant's ability to pay these expenses is doubtful. The Income Fund intends to pursue collection from the tenant of any such amounts paid by the Income Fund and will recognize such amounts as income if collected. The increase in operating expenses during 1997, as compared to 1996, is partially offset by a decrease in accounting and administrative expenses associated with operating the Income Fund and its restaurant properties.

   The increase in operating expenses during 1997, as compared to 1996, is also partially attributable to, and the increase during 1996, as compared to 1995, is partially offset by a decrease in state taxes during 1996 as a result of receiving a state tax refund from the state of New Hampshire during 1996, for taxes paid in prior years.

   Operating expenses increased during 1996, as compared to 1995, due to an increase in accounting and administrative expenses associated with operating the Income Fund and its restaurant properties and an increase in insurance expense as a result of our obtaining contingent liability and restaurant property coverage for the Income Fund beginning in May 1995. Operating expenses also increased during 1996, as compared to 1995, due to an increase in professional fees during the year ended December 31, 1996, as a result of obtaining appraisal updates for 1996 and 1995, to prepare an annual statement of unit valuation to qualified plans in accordance with the Income Fund's partnership agreement.

   As a result of the sale of the restaurant property in Fremont, California, as discussed above in "Liquidity and Capital Resources," the Income Fund recognized a gain of $132,238 for financial reporting purposes for the year ended December 31, 1997. In addition, as a result of the granting of an easement relating to the restaurant property in Hendersonville, North Carolina, and the sale of the restaurant property in Denver, Colorado, as described above in "Liquidity and Capital Resources," the Income Fund recognized a gain for financial reporting purposes of $67,214 during the year ended December 31, 1995. No restaurant properties were sold during the year ended December 31, 1996.

General

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Income Fund's financial position or results of operations.

   The Income Fund's leases as of December 31, 1997, are triple-net leases and contain provisions that we believe mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain restaurant sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Management expects that increases in restaurant sales volumes due to inflation and real sales growth should result in an increase in rental income over time. Continued inflation also may cause capital appreciation of the Income Fund's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.

   The Year 2000 problem is the result of information technology systems and embedded systems (products which are made with microprocessor (computer) chips such as HVAC systems, physical security systems and elevators) using a two-digit format, as opposed to four digits, to indicate the year. Such information technology and embedded systems may be unable to properly recognize and process date-sensitive information beginning January 1, 2000.

   The Income Fund does not have any information technology systems. Certain of our affiliates provide all services requiring the use of information technology systems pursuant to a management agreement with the Income Fund. The maintenance of embedded systems, if any, at the Income Fund's properties is the responsibility of the tenants of the properties in accordance with the terms of the Income Fund's leases. We and our affiliates have established a team dedicated to reviewing the internal information technology systems used in the operation of the Income Fund, and the information technology and embedded systems and the Year 2000 compliance plans of the Income Fund's tenants, significant suppliers, financial institutions and transfer agent.

   The information technology infrastructure of our affiliates consists of a network of personal computers and servers that were obtained from major suppliers. The affiliates utilize various administrative and financial software applications on that infrastructure to perform the business functions of the Income Fund. Our inability and that of our affiliates to identify and timely correct material Year 2000 deficiencies in the software and/or infrastructure could result in an interruption in, or failure of, certain of the Income Fund's business activities or operations. Accordingly, we and our affiliates have requested and are evaluating documentation from the suppliers of the affiliates regarding the Year 2000 compliance of their products that are used in the business activities or operations of the Income Fund. The costs expected to be incurred by us and our affiliates to become Year 2000 compliant will be incurred by us and our affiliates; therefore, these costs will have no impact on the Income Fund's financial position or results of operations.

   The Income Fund has material third party relationships with its tenants, financial institutions and transfer agent. The Income Fund depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. If any of these third parties are unable to meet their obligations to the Income Fund because of the Year 2000 deficiencies, such a failure may have a material impact on the Income Fund. Accordingly, we have requested and are evaluating documentation from the Income Fund's tenants, financial institutions, and transfer agent relating to their Year 2000 compliance plans. At this time, we have not yet received sufficient certifications to be assured that the tenants, financial institutions, and transfer agent have fully considered and mitigated any potential material impact of the Year 2000 deficiencies. Therefore, we do not, at this time, know of the potential costs to the Income Fund of any adverse impact or effect of any Year 2000 deficiencies by these third parties.

   We currently expect that all Year 2000 compliance testing and any necessary remedial measures on the information technology systems used in the business activities and operations of the Income Fund will be completed prior to June 30, 1999. Based on the progress we and our affiliates have made in identifying and addressing the Income Fund's Year 2000 issues and the plan and timeline to complete the compliance program, we do not foresee significant risks associated with the Income Fund's Year 2000 compliance at this time. Because we and our affiliates are still evaluating the status of the systems used in business activities and operations of the Income Fund and the systems of the third parties with which the Income Fund conducts its business, we have not yet developed a comprehensive contingency plan and are unable to identify "the most reasonably likely worst case scenario" at this time. As we identify significant risks related to the Income Fund's Year 2000 compliance or if the Income Fund's Year 2000 compliance program's progress deviates substantially from the anticipated timeline, we will develop appropriate contingency plans.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Condensed Balance Sheets as of September 30, 1998 and December 31, 1997...   F-1

Condensed Statements of Income for the Quarters and Nine Months Ended
 September 30, 1998 and 1997..............................................   F-2

Condensed Statements of Partner's Capital for the Nine Months Ended
 September 30, 1998 and for the Year Ended December 31, 1997..............   F-3

Condensed Statements of Cash Flows for the Nine Months Ended September 30,
 1998 and 1997............................................................   F-4

Notes to Condensed Financial Statements for the Quarters and Nine Months
 Ended September 30, 1998 and 1997........................................   F-5

Report of Independent Accountants.........................................   F-7

Balance Sheets as of December 31, 1997 and 1996...........................   F-8

Statements of Income for the Years Ended December 31, 1997, 1996 and
 1995.....................................................................   F-9

Statements of Partner's Capital for the Years Ended December 31, 1997,
 1996 and 1995............................................................  F-10

Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 1995.....................................................................  F-11

Notes to Financial Statements for the Years Ended December 31, 1997, 1996
 and 1995.................................................................  F-12

Unaudited Pro Forma Financial Information.................................  F-20

Unaudited Pro Forma Balance Sheet as of September 30, 1998................  F-21

Unaudited Pro Forma Income Statement for the Nine Months Ended September
 30, 1998.................................................................  F-22

Unaudited Pro Forma Income Statement for the Year Ended December 31,
 1997.....................................................................  F-23

Notes and Management's Assumptions to Unaudited Pro Forma Financial
 Statements...............................................................  F-24

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                      September 30, December 31,
                                                          1998          1997
                                                      ------------- ------------
                       ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $1,300,992 and
 $1,113,247..........................................  $17,037,038  $15,709,899
Net investment in direct financing leases............   10,751,793   13,460,125
Investment in joint ventures.........................    3,437,666    3,505,326
Cash and cash equivalents............................    1,662,186    1,583,883
Restricted cash......................................    1,260,266       92,236
Receivables, less allowance for doubtful accounts of
 $217,437 and $137,856...............................          294      123,903
Prepaid expenses.....................................        9,249        5,877
Accrued rental income, less allowance for doubtful
 accounts of $257,225 and $117,593...................    1,348,423    1,775,374
Other assets.........................................       33,104       33,104
                                                       -----------  -----------
                                                       $35,540,019  $36,289,727
                                                       ===========  ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable.....................................  $     1,367  $     6,033
Accrued and escrowed real estate taxes payable.......       71,478       27,784
Distributions payable................................      900,001      900,001
Due to related parties...............................        5,500        4,946
Rents paid in advance and deposits...................       90,378      132,419
                                                       -----------  -----------
  Total liabilities..................................    1,068,724    1,071,183
Minority interest....................................       64,480       64,501
                                                       -----------  -----------
Partners' capital....................................   34,406,815   35,154,043
                                                       -----------  -----------
                                                       $35,540,019  $36,289,727
                                                       ===========  ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                    Quarter Ended         Nine Months Ended
                                    September 30,           September 30,
                                ----------------------  ----------------------
                                   1998        1997        1998        1997
                                ----------  ----------  ----------  ----------
Revenues:
  Rental income from operating
   leases.....................  $  499,787  $  477,904  $1,396,043  $1,436,157
  Adjustments to accrued
   rental income..............     (13,155)     (6,099)   (445,370)    (22,714)
  Earned income from direct
   financing leases...........     353,378     376,124     976,635   1,129,655
  Contingent rental income....       6,239      10,014      16,894      22,186
  Interest and other income...      27,008      14,289      85,774      74,727
                                ----------  ----------  ----------  ----------
                                   873,257     872,232   2,029,976   2,640,011
                                ----------  ----------  ----------  ----------
Expenses:
  General operating and
   administrative.............      43,273      37,138     126,834     112,266
  Bad debt expense............          --          --       5,887          --
  Professional services.......       7,277       5,282      20,636      17,114
  Real estate taxes...........      14,004          --      23,578          --
  State and other taxes.......          --          --      10,520       9,503
  Depreciation and
   amortization...............      71,349      52,536     187,745     157,609
                                ----------  ----------  ----------  ----------
                                   135,903      94,956     375,200     296,492
                                ----------  ----------  ----------  ----------
Income Before Minority
 Interest in Income of
 Consolidated Joint Venture,
 Equity in Earnings in
 Unconsolidated Joint Ventures
 and Gain on Sale of Land,
 Building and Net Investment
 in Direct Financing Lease....     737,354     777,276   1,654,776   2,343,519
Minority Interest in Income of
 Consolidated Joint Venture...      (2,337)     (2,271)     (6,592)     (6,325)
Equity in Earnings of
 Unconsolidated Joint
 Ventures.....................      76,163      71,523     213,432     204,167
Gain on Sale of Land, Building
 and Net Investment in Direct
 Financing Lease..............          --     132,238     171,159     132,238
                                ----------  ----------  ----------  ----------
Net Income....................  $  811,180  $  978,766  $2,032,775  $2,673,599
                                ==========  ==========  ==========  ==========
Allocation of Net Income:
  General partners............  $    8,112  $    8,466  $   18,616  $   25,414
  Limited partners............     803,068     970,300   2,014,159   2,648,185
                                ----------  ----------  ----------  ----------
                                $  811,180  $  978,766  $2,032,775  $2,673,599
                                ==========  ==========  ==========  ==========
Net Income Per Limited Partner
 Unit.........................  $     0.20  $     0.24  $     0.50  $     0.66
                                ==========  ==========  ==========  ==========
Weighted Average Number of
 Limited Partner Units
 Outstanding..................   4,000,000   4,000,000   4,000,000   4,000,000
                                ==========  ==========  ==========  ==========

                See accompanying notes to financial statements.

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                      Nine Months
                                                         Ended      Year Ended
                                                     September 30, December 31,
                                                         1998          1997
                                                     ------------- ------------
General partners:
  Beginning balance.................................  $   208,709  $   174,718
  Net income........................................       18,616       33,991
                                                      -----------  -----------
                                                          227,325      208,709
                                                      -----------  -----------
Limited partners:
  Beginning balance.................................   34,945,334   35,047,947
  Net income........................................    2,014,159    3,497,390
  Distributions ($0.70 and $0.90 per limited partner
   unit, respectively)..............................   (2,780,003)  (3,600,003)
                                                      -----------  -----------
                                                       34,179,490   34,945,334
                                                      -----------  -----------
Total partners' capital.............................  $34,406,815  $35,154,043
                                                      ===========  ===========



                See accompanying notes to financial statements.

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                         Nine Months Ended
                                                           September 30,
                                                      ------------------------
                                                         1998         1997
                                                      -----------  -----------
Increase (Decrease) in Cash and Cash Equivalents:
  Net Cash Provided by Operating Activities.......... $ 2,774,783  $ 2,748,032
                                                      -----------  -----------
  Cash Flows from Investing Activities:
    Proceeds from sale of land and building..........   1,231,106    1,363,805
    Increase in restricted cash......................  (1,140,970)  (1,363,805)
                                                      -----------  -----------
      Net cash used in investing activities..........      90,136           --
                                                      -----------  -----------
  Cash Flows from Financing Activities:
    Distributions to limited partners................  (2,780,003)  (2,740,001)
    Distributions to holder of minority interest.....      (6,613)      (6,198)
                                                      -----------  -----------
      Net cash used in financing activities..........  (2,786,616)  (2,746,199)
                                                      -----------  -----------
Net Increase in Cash and Cash Equivalents............      78,303        1,833
Cash and Cash Equivalents at Beginning of Period.....   1,583,883    1,769,483
                                                      -----------  -----------
Cash and Cash Equivalents at End of Period........... $ 1,662,186  $ 1,771,316
                                                      -----------  -----------
Supplemental Schedule of Non-Cash Investing and
 Financing Activities
  Net investment in direct financing leases
   reclassified to land and building on operating
   leases as a result of lease amendments............ $ 2,024,000  $        --
                                                      -----------  -----------
  Distributions declared and unpaid at end of
   period............................................ $   900,001  $   900,001
                                                      ===========  ===========



                See accompanying notes to financial statements.

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

           Quarters and Nine Months Ended September 30, 1998 and 1997

1. Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter and nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund X, Ltd. (the "Partnership") for the year ended December 31, 1997.

   The Partnership accounts for its 88.26% interest in Allegan Real Estate Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   Certain items in the prior year's financial statements have been reclassified to conform to 1998 presentation. These reclassifications had no effect on partners' capital or net income.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

2. Land and Building on Operating Leases

   In January 1998, the Partnership sold its property in Sacramento, California, to the tenant for $1,250,000 and received net sales proceeds of $1,230,672, resulting in a gain of $163,349 for financial reporting purposes. This property was originally acquired by the Partnership in December 1991 and had a cost of approximately $969,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $261,300 in excess of its original purchase price.

   In addition, in March 1998, a vacant parcel of land relating to the property in Austin, Texas, was sold to a third party who had previously subleased the land from the Partnership's lessee. In connection therewith, the Partnership received net sales proceeds of $68,434 ($68,000 of which had been received as a deposit in 1995), resulting in a gain of $7,810 for financial reporting purposes.

3. Net Investment in Direct Financing Leases

   In March 1998, the Partnership sold its property in Sacramento, California, for which the building portion had been classified as a direct financing lease. In connection therewith, the gross investment (minimum lease payments receivable and the estimated residual value) and unearned income relating to the building were removed from the accounts and the gain from the sale of the property was reflected in income (see Note 2).

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)


   In August 1998, three of the Partnership's leases were amended. As a result, the Partnership reclassified the leases from direct financing leases to operating leases. In accordance with the Statement of Financial Accounting Standards #13, "Accounting for Leases," the Partnership recorded the reclassified leases at the lower of original costs, present fair value, or present carrying amount. No losses on the termination of direct financing leases were recorded for financial reporting purposes.

4. Restricted Cash

   As of September 30, 1998, the net sales proceeds of $1,230,672 from the sale of the property in Sacramento, California, plus accrued interest of $29,594 were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional property.

5. Subsequent Event

   In October 1998, the Partnership sold its property in Billings, Montana, to the tenant for $362,000 and received net sales proceeds of $360,688, resulting in a gain of $47,800 for financial reporting purposes.

   In November 1998, the Partnership reinvested approximately $1,020,800 of the net sales proceeds it received from the sale of the property in Sacramento, California in a Jack in the Box property located in San Marcos, Texas. In connection therewith, the Partnership entered into a long term, triple-net lease with terms substantially the same as its other leases.

                       Report of Independent Accountants

To the Partners
CNL Income Fund X, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund X, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund X, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
January 14, 1998

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

                                 BALANCE SHEETS

                                                             December 31,
                                                        -----------------------
                                                           1997        1996
                                                        ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation.............................. $15,709,899 $15,224,392
Net investment in direct financing leases..............  13,460,125  14,219,805
Investment in joint ventures...........................   3,505,326   3,449,210
Cash and cash equivalents..............................   1,583,883   1,769,483
Restricted cash........................................      92,236          --
Receivables, less allowance for doubtful accounts of
 $137,856 and $4,428...................................     123,903      52,470
Prepaid expenses.......................................       5,877       5,503
Accrued rental income, less allowance for doubtful
 accounts of $117,593 and $88,781......................   1,775,374   1,683,593
Other assets...........................................      33,104      33,104
                                                        ----------- -----------
                                                        $36,289,727 $36,437,560
                                                        =========== ===========

           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................... $     6,033 $     2,913
Escrowed real estate taxes payable.....................      27,784      45,060
Distributions payable..................................     900,001     940,000
Due to related parties.................................       4,946       1,609
Rents paid in advance and deposits.....................     132,419     160,928
                                                        ----------- -----------
  Total liabilities....................................   1,071,183   1,150,510
Commitments and Contingencies (Note 11)
Minority interest......................................      64,501      64,385
Partners' capital......................................  35,154,043  35,222,665
                                                        ----------- -----------
                                                        $36,289,727 $36,437,560
                                                        =========== ===========



                See accompanying notes to financial statements.

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                Year Ended December 31,
                                            ----------------------------------
                                               1997        1996        1995
                                            ----------  ----------  ----------
Revenues:
  Rental income from operating leases.....  $1,867,795  $1,832,781  $1,783,928
  Earned income from direct financing
   leases.................................   1,534,525   1,648,358   1,690,299
  Contingent rental income................      51,678      45,126      53,189
  Interest and other income...............      88,853      75,896      89,630
                                            ----------  ----------  ----------
                                             3,542,851   3,602,161   3,617,046
                                            ----------  ----------  ----------
Expenses:
  General operating and administrative....     153,672     166,049     150,157
  Professional services...................      26,890      33,692      23,563
  Real estate taxes.......................       9,703          --          --
  State and other taxes...................       9,372       2,357      15,510
  Depreciation and amortization...........     214,468     207,959     201,696
                                            ----------  ----------  ----------
                                               414,105     410,057     390,926
                                            ----------  ----------  ----------
Income Before Minority Interest in Income
 of Consolidated Joint Venture, Equity in
 Earnings of Unconsolidated Joint Ventures
 and Gain on Sale of Land and Building....   3,128,746   3,192,104   3,226,120
Minority Interest in Income of
 Consolidated Joint Venture...............      (8,522)     (8,663)     (9,066)
Equity in Earnings of Unconsolidated Joint
 Ventures.................................     278,919     278,371     267,799
Gain on Sale of Land and Building.........     132,238          --      67,214
                                            ----------  ----------  ----------
Net Income................................  $3,531,381  $3,461,812  $3,552,067
                                            ==========  ==========  ==========
Allocation of Net Income:
  General partners........................  $   33,991  $   34,618  $   35,491
  Limited partners........................   3,497,390   3,427,194   3,516,576
                                            ----------  ----------  ----------
                                            $3,531,381  $3,461,812  $3,552,067
                                            ==========  ==========  ==========
Net Income per Limited Partner Unit.......  $     0.87  $     0.86  $     0.88
                                            ==========  ==========  ==========
Weighted Average Number of Limited Partner
 Units Outstanding........................   4,000,000   4,000,000   4,000,000
                                            ==========  ==========  ==========


                See accompanying notes to financial statements.

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

                        STATEMENTS OF PARTNERS' CAPITAL

                  Years Ended December 31, 1997, 1996 and 1995

                              General Partners                       Limited Partners
                          ------------------------- ----------------------------------------------------
                                        Accumulated                              Accumulated Syndication
                          Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                          ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1994...................     $1,000      $103,609    $40,000,000  $(10,083,130)  $10,257,313 $(4,790,000) $35,488,792
Distributions to limited
 partners ($0.91 per
 limited partner unit)..         --            --             --    (3,640,003)           --          --   (3,640,003)
Net income..............         --        35,491             --            --     3,516,576          --    3,552,067
                             ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1995...................      1,000       139,100     40,000,000   (13,723,133)   13,773,889  (4,790,000)  35,400,856
Distributions to limited
 partners ($0.91 per
 limited partner unit)..         --            --             --    (3,640,003)           --          --   (3,640,003)
Net income..............         --        34,618             --            --     3,427,194          --    3,461,812
                             ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................      1,000       173,718     40,000,000   (17,363,136)   17,201,083  (4,790,000)  35,222,665
Distributions to limited
 partners ($0.90 per
 limited partner unit)..         --            --             --    (3,600,003)           --          --   (3,600,003)
Net income..............         --        33,991             --            --     3,497,390          --    3,531,381
                             ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................     $1,000      $207,709    $40,000,000  $(20,963,139)  $20,698,473 $(4,790,000) $35,154,043
                             ======      ========    ===========  ============   =========== ===========  ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOWS

                                               Year Ended December 31,
                                         -------------------------------------
                                            1997         1996         1995
                                         -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows From Operating Activities:
  Cash received from tenants...........  $ 3,380,391  $ 3,491,064  $ 3,290,242
  Distributions from unconsolidated
   joint ventures......................      353,207      354,648      341,527
  Cash paid for expenses...............     (190,902)    (211,345)    (177,007)
  Interest received....................       53,721       61,435       72,600
                                         -----------  -----------  -----------
   Net cash provided by operating
    activities.........................    3,596,417    3,695,802    3,527,362
                                         -----------  -----------  -----------
 Cash Flows From Investing Activities:
  Proceeds from sale of land and
   building............................    1,363,805           --    1,057,386
  Deposit received on contract for
   sale of land........................           --           --       69,000
  Additions to land and buildings on
   operating leases....................   (1,277,308)        (978)    (359,506)
  Investment in direct financing
   leases..............................           --       (1,542)    (566,097)
  Investment in joint venture..........     (130,404)    (108,952)          --
  Increase in restricted cash..........      (89,702)          --           --
                                         -----------  -----------  -----------
   Net cash provided by (used in)
    investing activities...............     (133,609)    (111,472)     200,783
                                         -----------  -----------  -----------
 Cash Flows From Financing Activities:
  Distributions to limited partners....   (3,640,002)  (3,640,003)  (3,700,003)
  Distributions to holder of minority
   interest............................       (8,406)      (7,697)      (7,998)
                                         -----------  -----------  -----------
Net cash used in financing activities..   (3,648,408)  (3,647,700)  (3,708,001)
                                         -----------  -----------  -----------
Net Increase (Decrease) in Cash and
 Cash Equivalents......................     (185,600)     (63,370)      20,144
Cash and Cash Equivalents at Beginning
 of Year...............................    1,769,483    1,832,853    1,812,709
                                         -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year..................................  $ 1,583,883  $ 1,769,483  $ 1,832,853
                                         ===========  ===========  ===========
Reconciliation of Net Income to Net
 Cash Provided by Operating Activities:
 Net income............................  $ 3,531,381  $ 3,461,812  $ 3,552,067
                                         -----------  -----------  -----------
Adjustments to reconcile net income to
 net cash provided by operating
 activities:
 Depreciation..........................      214,468      206,497      199,696
 Amortization..........................           --        1,462        2,000
 Minority interest in income of
  consolidated joint venture...........        8,522        8,663        9,066
 Equity in earnings of unconsolidated
  joint ventures, net of
  distributions........................       74,288       75,898       73,630
 Gain on sale of land and building.....     (132,238)          --      (67,214)
 Decrease (increase) in receivables....      (71,222)      46,834       10,222
 Increase in prepaid expenses..........         (374)      (3,852)        (664)
 Decrease in net investment in direct
  financing leases.....................      211,942      160,007      141,684
 Increase in accrued rental income.....     (201,022)    (315,028)    (309,574)
 Increase (decrease) in accounts
  payable and accrued expenses.........      (14,156)      14,317       (1,057)
 Increase (decrease) in due to related
  parties..............................        3,337       (5,395)       7,004
 Increase (decrease) in rents paid in
  advance and deposits.................      (28,509)      44,587      (89,498)
                                         -----------  -----------  -----------
   Total adjustments...................       65,036      233,990      (24,705)
                                         -----------  -----------  -----------
Net Cash Provided by Operating
 Activities............................  $ 3,596,417  $ 3,695,802  $ 3,527,362
                                         ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Financing Activities:
 Distributions declared and unpaid at
  December 31..........................  $   900,001  $   940,000  $   940,000
                                         ===========  ===========  ===========

                See accompanying notes to financial statements.

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

                         NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1997, 1996 and 1995

1. Significant Accounting Policies

   Organization and Nature of Business--CNL Income Fund X, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

  Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continued to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership accounts for its 88.26% interest in Allegan Real Estate Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   The Partnership's investments in CNL Restaurant Investments III, Williston Real Estate Joint Venture and Ashland Joint Venture, and the property in Clinton, North Carolina, and the property in Miami, Florida, for which each property is held as tenants-in-common with affiliates, are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases

   The Partnership leases its land and buildings to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases have been classified as operating leases and some of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portions of the majority of these leases are operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to five successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


3. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1997         1996
                                                       -----------  -----------
      Land............................................ $ 9,947,295  $ 9,926,720
      Buildings.......................................   6,875,851    6,196,451
                                                       -----------  -----------
                                                        16,823,146   16,123,171
      Less accumulated depreciation...................  (1,113,247)    (898,779)
                                                       -----------  -----------
                                                       $15,709,899  $15,224,392
                                                       ===========  ===========

   In September 1997, the Partnership sold its property in Fremont, California, to the franchisor, for $1,420,000 and received net sales proceeds (net of $2,745 which represents amounts due to the former tenant for prorated rent) of $1,363,805, resulting in a gain of $132,238 for financial reporting purposes. This property was originally acquired by the Partnership in March 1992 and had a cost of approximately $1,116,900, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $249,700 in excess of its original purchase price. In October 1997, the Partnership reinvested approximately $1,277,300 in a Boston Market property located in Homewood, Alabama.

   Some leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997, 1996 and 1995, the Partnership recognized $201,021, $315,029 and
$309,574, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1997:

      1998.......................................................... $ 1,796,664
      1999..........................................................   1,817,764
      2000..........................................................   1,830,536
      2001..........................................................   1,875,201
      2002..........................................................   2,004,123
      Thereafter....................................................  16,727,751
                                                                     -----------
                                                                     $26,052,039
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Net Investment in Direct Financing Leases

   The following lists the components of the net investment in direct financing leases at December 31:

                                                          1997         1996
                                                       -----------  -----------
      Minimum lease payments receivable............... $25,273,063  $27,990,876
      Estimated residual values.......................   4,225,008    4,375,790
      Less unearned income............................ (16,037,946) (18,146,861)
                                                       -----------  -----------
      Net investment in direct financing leases....... $13,460,125  $14,219,805
                                                       ===========  ===========

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


   In September 1997, the Partnership sold its property in Fremont, California, for which the building portion had been classified as a direct financing lease. In connection therewith, the gross investment (minimum lease payment receivable and estimated residual value) and unearned income relating to this property were removed from the accounts and the gain from the sale relating to the land portion of the property was reflected in income (Note 3).

   The following is a schedule of future minimum lease payments to be received on the direct financing leases at December 31, 1997:

      1998.......................................................... $ 1,758,896
      1999..........................................................   1,761,323
      2000..........................................................   1,762,806
      2001..........................................................   1,770,249
      2002..........................................................   1,800,446
      Thereafter....................................................  16,419,343
                                                                     -----------
                                                                     $25,273,063
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

   During the year ended December 31, 1996, one of the Partnership's leases was amended. As a result of the lease amendment, the Partnership reclassified this lease from a direct financing lease to an operating lease, whereby the property was recorded at its net carrying value of $567,923.

5. Investment in Joint Ventures

   The Partnership has a 50 percent, a 10.51% and a 41 percent interest in the profits and losses of CNL Restaurant Investments III, Ashland Joint Venture and Williston Real Estate Joint Venture, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

   In January 1996, the Partnership acquired and leased a property in Clinton, North Carolina, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1997, the Partnership owned a 13.37% interest in this property.

   In December 1997, the Partnership acquired and leased a property in Miami, Florida, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1997, the Partnership owned a 6.69% interest in this property.

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


   CNL Restaurant Investments III owns and leases six properties to an operator of national fast-food restaurants. Ashland Joint Venture, Williston Real Estate Joint Venture and the Partnership and affiliates as tenants-in-common in two separate tenancy-in-common arrangements, each own and lease one property to an operator of national fast-food or family-style restaurants. The following presents the joint ventures' combined, condensed financial information at December 31:

                                                           1997       1996
                                                        ---------- ----------
     Land and buildings on operating leases, less
      accumulated depreciation......................... $9,573,341 $7,822,804
     Net investment in direct financing lease..........    661,991    658,422
     Cash..............................................      8,197      1,750
     Receivables.......................................     26,766      8,164
     Prepaid expenses..................................     22,852     21,910
     Liabilities.......................................      7,415      1,094
     Partners' capital................................. 10,285,732  8,511,956
     Revenues..........................................    930,470    916,897
     Net income........................................    695,878    686,789

   The Partnership recognized income totalling $278,919, $278,371 and $267,799 for the years ended December 31, 1997, 1996 and 1995, respectively, from these joint ventures.

6. Restricted Cash

   As of December 31, 1997, net sales proceeds of $89,702 from the sale of the property in Fremont, California, plus accrued interest of $2,534, were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional property.

7. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During the year ended December 31, 1997, the Partnership declared distributions to the limited partners of $3,600,003 and during each of the years ended December 31, 1996 and 1995, the Partnership declared distributions to the limited partners of $3,640,003. No distributions have been made to the general partners to date.

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


8. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                               1997        1996        1995
                                            ----------  ----------  ----------
     Net income for financial reporting
      purposes............................. $3,531,381  $3,461,812  $3,552,067
     Depreciation for tax reporting
      purposes in excess of depreciation
      for financial reporting purposes.....   (289,098)   (298,518)   (304,027)
     Direct financing leases recorded as
      operating leases for tax reporting
      purposes.............................    211,942     160,007     141,684
     Equity in earnings of unconsolidated
      joint ventures for tax reporting
      purposes in excess of equity in
      earnings of unconsolidated joint
      ventures for financial reporting
      purposes.............................     15,294      10,839      12,592
     Gain on sale of land and building for
      financial reporting purposes in
      excess of gain for tax reporting
      purposes.............................    (42,996)         --     (16,395)
     Allowance for doubtful accounts.......    133,428          --          --
     Accrued rental income.................   (201,022)   (315,029)   (309,574)
     Rents paid in advance.................    (22,593)     45,447     (80,403)
     Minority interest in timing
      differences of consolidated joint
      venture..............................      1,461       2,184       2,062
     Other.................................         --      (7,738)      9,613
                                            ----------  ----------  ----------
     Net income for federal income tax
      purposes............................. $3,337,797  $3,059,004  $3,007,619
                                            ==========  ==========  ==========

9. Related Party Transactions

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the parent company of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, served as president of CNL Fund Advisors, Inc. through October 1997. CNL Income Fund Advisors, Inc. was a wholly owned subsidiary of CNL Group, Inc. until its merger, effective January 1, 1996, with CNL Fund Advisors, Inc. During the years ended December 31, 1997, 1996 and 1995, CNL Income Fund Advisors, Inc. and CNL Fund Advisors, Inc. (hereinafter referred to collectively as the "Affiliates") each performed certain services for the Partnership, as described below.

   During the years ended December 31, 1997, 1996 and 1995, certain Affiliates acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliates an annual, noncumulative, subordinated management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures, but not in excess of competitive fees for comparable services. These fees will be incurred and will be payable only after the limited partners receive their 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners do not receive their 10% Preferred Return in any particular year, no management fees will be due or payable for such year. As a result of such threshold, no management fees were incurred during the years ended December 31, 1997, 1996 and 1995.

   Certain Affiliates are also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

or three percent of the sales price if the Affiliates provide a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. In addition, the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1997, 1996 and 1995, the Affiliates provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $87,967, $94,496 and $76,108 for the years ended December 31, 1997, 1996 and 1995, respectively, for such services.

   The due to related parties at December 31, 1997 and 1996, totalled $4,946 and $1,609, respectively.

   During 1997, the Partnership acquired a property for a purchase price of $1,277,300 from CNL BB Corp., an affiliate of the general partners. CNL BB Corp. had purchased and temporarily held title to this property in order to facilitate the acquisition of the property by the Partnership. The purchase price paid by the Partnership represented the costs incurred by CNL BB Corp. to acquire and carry the property, including closing costs.

10. Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual lessees, or affiliated groups of lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from unconsolidated joint ventures and the properties held as tenants-in-common with affiliates), for at least one of the years ended December 31:

                                                      1997     1996     1995
                                                    -------- -------- --------
      Foodmaker, Inc............................... $646,477 $684,277 $686,417
      Flagstar Enterprises, Inc. and Denny's,
       Inc.........................................  602,913  668,919  674,611
      Golden Corral Corporation....................  548,399  568,164  567,654

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from unconsolidated joint ventures and the properties held as tenants-in-common with affiliates) for at least one of the years ended December 31:

                                                       1997     1996     1995
                                                     -------- -------- --------
      Burger King................................... $777,378 $714,792 $721,870
      Jack in the Box...............................  646,477  684,277  686,417
      Golden Corral Family Steakhouse Restaurants...  548,399  568,164  567,654
      Shoney's......................................  441,052  439,330  354,457
      Hardees.......................................  403,882  468,037  471,507
      Perkins.......................................  336,983  393,046  449,149

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

                            CNL INCOME FUND X, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


11.  Commitments and Contingencies

   In October 1995, the tenant of the Partnership's property located in Austin, Texas, entered into a sublease agreement for a vacant parcel of land under which the subtenant has the option to purchase such land. The subtenant exercised the purchase option and in accordance with the terms of the sublease agreement, the tenant assigned the purchase contract, together with the purchase contract payment of $69,000, from the subtenant, to the Partnership. As of December 31, 1997, the sale for the vacant parcel of land had not been consummated and as a result, the net proceeds of $68,000 (representing the original $69,000 received by the Partnership, less $1,000 in costs incurred in anticipation of the sale) were recorded as a deposit at December 31, 1997. The contract price of $69,000 exceeds the Partnership's cost attributable to the parcel of land.

12.  Subsequent Events

   During 1997, the Partnership entered into a contract to sell the property in Sacramento, California to the tenant. In January 1998, the Partnership sold this property for $1,250,000 and received net sales proceeds of $1,234,175, resulting in a gain of approximately $163,300 for financial reporting purposes. The Partnership intends to reinvest the net sales proceeds in a replacement property.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to the Company gives effect to the Acquisition, and is based on estimates and assumptions set for the below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company, the historical combined financial information of CNL Income Fund X, Ltd., (the "CNL Income Fund"), the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on September 30, 1998; the pro forma consolidated statements of earnings assume that the Property
Acquisitions (as defined on page    ) and the Acquisition occurred on January
1, 1997.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.




   See accompanying notes and management's assumptions to unaudited pro forma financial statements.

                       CNL AMERICAN PROPERTIES FUND, INC.

                       UNAUDITED PRO FORMA BALANCE SHEET

                               September 30, 1998

                                                    Historical                                           Pro Forma
                   -----------------------------------------------------------------------------  ----------------------------
                                                         CNL Financial     CNL
                                  CNL Income               Services,    Financial     Combined
                       APF       Fund X, Ltd.  Advisor       Inc.         Corp.      Portfolios   Adjustments      Pro Forma
                   ------------  ------------ ---------- ------------- ------------ ------------  -----------     ------------
     ASSETS:
Land and
 buildings on
 operating
 leases, net.....  $298,967,972  $17,037,038  $        0  $        0   $          0 $316,005,010  $ 6,563,919 (1)
                                                                                                   26,052,741 (2) $348,621,670
Net investment in
 direct financing
 leases..........   117,028,760   10,751,793           0           0              0  127,780,553    3,913,249 (1)  131,693,802
Mortgages and
 notes
 receivable......    33,523,506            0           0           0    173,776,981  207,300,487      849,195 (2)  208,149,682
Other
 Investments.....    16,200,316            0     200,000           0      6,561,628   22,961,944           --       22,961,944
Investment in
 joint ventures..       631,374    3,437,666           0           0              0    4,069,040    1,230,479 (1)    5,299,519
Cash and cash
 equivalents.....    90,674,289    2,922,452     283,300     599,997      5,098,033   99,578,071     (482,089)(1)
                                                                                                   (8,933,000)(1)
                                                                                                  (26,901,936)(2)   63,261,046
Receivables......       575,104          294   7,544,985   6,824,632        517,471   15,462,486   (7,854,879)(3)    7,607,607
Accrued rental
 income..........     3,071,451    1,348,423           0           0              0    4,419,874   (1,348,423)(1)    3,071,451
Other assets.....     5,711,195       42,353     401,524     295,570      3,854,477   10,305,119   41,661,989 (1)
                                                                                                   (3,697,186)(1)   48,269,922
                   ------------  -----------  ----------  ----------   ------------ ------------  -----------     ------------
 Total assets....  $566,383,967  $35,540,019  $8,429,809  $7,720,199   $189,808,590 $807,882,584  $31,054,059 (1) $838,936,643
                   ============  ===========  ==========  ==========   ============ ============  ===========     ============

  LIABILITIES &
     EQUITY:
Accounts payable
 and accrued
 liabilities.....  $    379,496  $    72,845  $  449,751  $  193,949   $  1,236,138 $  2,332,179  $        --     $  2,332,179
Accrued
 construction
 costs payable...     3,045,304            0           0           0              0    3,045,304           --        3,045,304
Distributions
 payable.........             0      900,001   2,220,000           0              0    3,120,001           --        3,120,001
Due to related
 parties.........     2,552,411        5,500           0   1,452,512      6,556,920   10,567,343   (7,854,879)(3)    2,712,464
Income tax
 payable.........             0            0   1,989,003           0      1,001,861    2,990,864   (2,990,864)(4)            0
Line of credit...     6,765,575            0           0           0              0    6,765,575           --        6,765,575
Notes payable....             0            0     390,398      28,462    175,528,203  175,947,063           --      175,947,063
Deferred income..     1,015,758            0           0           0              0    1,015,758           --        1,015,758
Rents paid in
 advance.........       437,497       90,378           0           0              0      527,875           --          527,875
Minority
 interest........       282,544       64,480           0           0              0      347,024           --          347,024
Common Stock.....       621,187            0       9,800       2,000            200      633,187      152,950 (1)      786,137
Additional paid
 in capital......   556,830,578            0     482,964   5,231,827      3,887,496  566,432,865  155,183,099 (1)  721,615,964
Accumulated
 distributions in
 excess of net
 earnings........    (5,546,383)           0   2,887,893     811,449      1,597,772     (249,269) (82,020,296)(1)
                                                                                                    2,990,864 (4)  (79,278,701)
Partners
 capital.........             0   34,406,815           0           0              0   34,406,815  (34,406,815)(1)            0
                   ------------  -----------  ----------  ----------   ------------ ------------  -----------     ------------
 Total
  liabilities and
  equity.........  $566,383,967  $35,540,019  $8,429,809  $7,720,199   $189,808,590 $807,882,584  $31,054,059     $838,936,643
                   ============  ===========  ==========  ==========   ============ ============  ===========     ============

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                               September 30, 1998

                                                   Historical                                         Pro Forma
                     ------------------------------------------------------------------------- ----------------------------
                                                             CNL
                                  CNL Income              Financial       CNL
                                   Fund X,                Services,    Financial    Combined
                         APF         Ltd.      Advisor      Inc.         Corp.     Portfolios  Adjustments       Pro Forma
                     -----------  ---------- ----------- -----------  -----------  ----------- ------------     -----------
Revenues:
 Rental and earned
  income...........  $22,947,199  $1,944,202 $         0 $         0  $         0  $24,891,401 $  9,635,208 (a)
                                                                                                    200,382 (b) $34,726,991
 Fees..............            0           0  21,405,127   5,115,549        6,871   26,527,493  (21,011,835)(c)
                                                                                                 (2,875,906)(d)   2,639,752
 Interest and
  other income.....    6,117,911      85,774         751     432,506   18,031,141   24,668,083    1,526,547 (c)  26,194,630
                     -----------  ---------- ----------- -----------  -----------  ----------- ------------     -----------
   Total revenue...   29,065,110   2,029,976  21,405,878   5,548,055   18,037,958   76,086,977  (12,525,604)     63,561,373
Expenses:
 General and
  administrative...    1,539,004     176,935   6,701,115   4,107,311    2,597,171   15,121,536   (1,308,058)(f)
                                                                                                 (1,415,100)(g)
                                                                                                    (34,787)(h)  12,363,591
 Advisory fees.....    1,248,393           0           0           0    1,026,231    2,274,624   (2,274,624)(8)           0
 Fees to
  Restaurant
  Financial
  Services Group...            0           0     256,456   1,569,202            0    1,825,658   (1,825,658)(n)           0
 Interest..........            0           0     105,668       3,534   14,230,999   14,340,201      (68,670)(m)  14,271,531
 State taxes.......      397,569      10,520      15,226      18,564       20,616      643,495       56,534 (j)     700,029
 Depreciation--
  other............            0           0      75,607      55,056            0      130,663            0         130,663
 Depreciation--
  property.........    2,684,924     187,745           0           0            0    2,872,669    1,512,427 (k)   4,385,096
Amortization.......        8,096           0      55,932         138      945,299    1,009,465    1,562,325       2,571,790
                     -----------  ---------- ----------- -----------  -----------  ----------- ------------     -----------
   Total operating
    expenses.......    5,877,986     375,200   7,210,004   5,753,805   19,001,316   38,218,311   (3,795,611)     34,422,700
                     -----------  ---------- ----------- -----------  -----------  ----------- ------------     -----------
Operating earnings
 (losses)..........   23,187,124   1,654,776  14,195,874    (205,750)    (963,358)  37,868,666   (8,729,993)     29,138,673
 Equity in
  earnings of
  joint
  ventures/minority
  interest               (23,271)    206,840           0      12,452            0      196,021            0         196,021
 Gain on sale of
  properties.......            0     171,159           0           0            0      171,159            0         171,159
 Gain on
  securitization...            0           0           0           0    3,018,268    3,018,268            0       3,018,268
                     -----------  ---------- ----------- -----------  -----------  ----------- ------------     -----------
Net earnings
 (losses) before
 income taxes......   23,163,853   2,032,775  14,195,874    (193,298)   2,054,910   41,254,114   (8,729,993)     32,524,121
 Provision
  (credit) for
  federal income
  taxes............            0           0   5,607,415     (81,229)     789,895    6,316,081   (6,316,081)(o)           0
Net income.........  $23,163,853  $2,032,775 $ 8,588,459 $  (112,069) $ 1,265,015  $34,938,033 $ (2,413,912)    $32,524,121
                     ===========  ========== =========== ===========  ===========  =========== ============     ===========
Earnings per
 share.............  $      0.49                                                                                $      0.44
                     ===========                                                                                ===========
Shares outstanding:
 Weighted
  average..........   47,633,909                                                                                 73,933,192(p)
                     ===========                                                                                ===========
 End of period.....   62,118,679                                                                                 78,613,713
                     ===========                                                                                ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                      For the year ended December 31, 1997

                                                    Historical                                         Pro Forma
                     -------------------------------------------------------------------------- ---------------------------
                                                          CNL Financial    CNL
                                   CNL Income               Services,   Financial    Combined
                         APF      Fund X, Ltd.  Advisor       Inc.        Corp.      Portfolio  Adjustments      Pro Forma
                     -----------  ------------ ---------- ------------- ----------  ----------- -----------     -----------
Revenues:
 Rental and earned
  income...........  $15,490,615   $3,453,998  $        0  $        0   $        0  $18,944,613 $24,048,982 (a)
                                                                                                    203,314 (b) $43,196,909
 Fees..............            0            0   8,310,836   5,965,110       73,704   14,349,650  (9,077,347)(c)
                                                                                                 (2,662,141)(d)   2,610,612
 Interest and
  other income.....    3,967,318       88,853     165,569           0   10,932,843   15,154,583     249,395 (e)  15,403,978
                     -----------   ----------  ----------  ----------   ----------  ----------- -----------     -----------
   Total Revenue...   19,457,933    3,542,851   8,476,405   5,965,110   11,006,547   48,448,846  12,762,203      61,211,049
Expenses:
 General and
  administrative...    1,010,725      190,265   4,266,169   1,889,904      828,848    8,185,911    (742,582)(f)
                                                                                                 (1,619,238)(g)
                                                                                                    (46,950)(h)   5,777,141
 Advisory fees.....      804,879            0           0           0    1,802,532    2,607,411  (2,607,411)(i)           0
 Fees to
  Restaurant
  Financial
  Services Group...            0            0     151,041     594,041            0      745,082    (745,082)(n)           0
 Interest..........            0            0     162,153     183,315    8,320,000    8,665,468     (81,594)(m)   8,583,874
 State taxes.......      251,358        9,372      12,084       1,294        1,600      275,708      22,601 (j)     298,309
 Depreciation--
  other............            0            0      48,490      14,637            0       63,127          --          63,127
 Depreciation--
  property.........    1,784,269      214,468           0           0            0    1,998,737   3,164,982 (k)   5,163,719
 Amortization......       10,793            0      18,093      61,324      916,577    1,006,787    2,08,099 (l)   3,089,886
                     -----------   ----------  ----------  ----------   ----------  ----------- -----------     -----------
   Total operating
    expenses.......    3,862,024      414,105   4,658,030   2,744,515   11,869,557   23,548,231    (572,175)     22,976,056
                     -----------   ----------  ----------  ----------   ----------  ----------- -----------     -----------
Operating earnings
 (losses)..........   15,595,909    3,128,746   3,818,375   3,220,595     (863,010)  24,900,615  13,334,378      38,234,993
 Equity in
  earnings of
  joint
  ventures/minority
  interest.........      (31,453)     270,297           0    (126,627)           0      112,317          --         112,317
 Gain on sale of
  properties.......            0      132,238           0           0            0      132,238          --         132,218
                     -----------   ----------  ----------  ----------   ----------  ----------- -----------     -----------
Net earnings before
 income taxes......   15,564,456    3,531,381   3,818,375   3,093,968     (863,010)  25,145,170  13,334,378      38,479,548
 Provision
  (credit) for
  federal income
  taxes............            0            0   1,508,258   1,272,133     (317,785)   2,462,606  (2,462,606)(o)           0
Net earnings
 (losses)..........  $15,564,456   $3,531,381  $2,310,117  $1,821,835   $ (545,225) $22,682,564 $15,796,984     $38,479,548
                     ===========   ==========  ==========  ==========   ==========  =========== ===========     ===========
Earnings per
 share.............  $      0.67                                                                                $      0.52
                     ===========                                                                                ===========
Shares outstanding:
 Weighted
  average..........   23,423,868                                                                                 74,606,589(p)
                     ===========                                                                                ===========
 End of period.....   36,192,971                                                                                 74,606,589
                     ===========                                                                                ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                         PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

   The Pro Forma Balance Sheet as of September 30, 1998 reflects the transactions of the acquisition of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group (the "Acquisition Proposal") as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the nine months ended September 30, 1998, and for the year ended December 31, 1997, have been prepared to reflect a) the issuance of additional shares and the property acquisitions completed from January 1, 1997 through November 30, 1998 ("Offering and Property Transactions") and b) the transactions of the Acquisition Proposal as set forth in this Proxy Statement. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company and the historical combined financial information of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and the CNL Restaurant Financial Services Group. The Pro Forma Balance Sheet was prepared as if the Offering and Property Transactions and the Acquisition Proposal occurred on September 30, 1998. The Pro Forma Statements of Earnings were prepared as if the Property Acquisitions and the Acquisition Proposal occurred as of January 1, 1997. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the Offering and Acquisition Transaction and the Acquisition Proposal had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the Acquisition Proposal have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2. Method of Accounting

   The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group will be accounted for under the purchase accounting method. The Company will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the Company will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an operating expense on the Company's consolidated statements of earnings, but the Company will not deduct this expense for purposes of calculating funds from operations due to the non-recurring and non-cash nature of the expense.

   All significant intercompany balances and transactions between the Company, CNL Income Fund, Advisor and CNL Restaurant Financial Services Group have been eliminated in the pro forma financial statements.

3. Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of September 30, 1998, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at an annual meeting of stockholders, the stockholders of the Company approved an amendment to increase the number of authorized shares to an amount necessary to enable the Company to issue the shares for the Acquisition.

     (1) Represents the payment of $482,089 in cash and the issuance of 16,495,034 common shares in consideration for the purchase of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 at a share price of $10 plus estimated transaction costs.

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


  The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group has been accounted for under the purchase accounting method and goodwill was recognized to the related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on the Company's statement of earnings. The Company will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by the Company.

      CNL Income Fund............................................. $ 42,432,425
      Advisor.....................................................   76,000,000
      CNL Restaurant Financial Services Group.....................   47,000,000
                                                                   ------------
        Total Purchase Price (cash and shares)....................  165,432,425
      Less cash paid to CNL Income Fund...........................     (482,089)
                                                                   ------------
        Share consideration.......................................  164,950,336
      Transaction costs of the Company............................    8,933,000
                                                                   ------------
        Total costs incurred...................................... $173,883,336
                                                                   ============

  In addition, the Company i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the CNL Income Fund carrying value of land and building on operating leases by $6,563,919, net investment in direct financing leases by $3,913,249, investment in joint venture by $1,230,479, made downward adjustments to the carrying value of accrued rental income of $1,348,243, made downward adjustments to other assets of $3,697,186 to adjust historical values to fair value, iii) recorded goodwill of $41,661,989 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $76,723,182 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $34,406, 815 of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group.

     (2) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

     (3) Represents the elimination by the CNL Income Fund of $5,500 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by the Company of $1,208,000 in related party payables recorded as receivables by the Advisor.

     (4) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


4. Adjustments to Pro Forma Income Statements

(I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the nine months ended September 30, 1998, as if the Acquisition was consummated as of January 1, 1997.
  (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and
      2) properties that were developed by the Company from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

       Rental and earned income on Property Transactions by the
        Company................................................... $9,635,208

  (b) Represents $200,382 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.
  (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees.......................................... $ (1,569,202)
       Secured equipment lease fee...............................      (44,426)
       Advisory fees.............................................   (1,722,383)
       Reimbursement of administrative costs.....................     (293,941)
       Acquisition fees..........................................  (15,392,193)
       Underwriting fees.........................................     (254,945)
       Administrative fees.......................................     (148,491)
       Executive fee.............................................     (310,000)
       Guarantee fees............................................      (93,750)
       Servicing fee.............................................   (1,014,117)
       Development fees..........................................     (166,876)
       Consulting fee............................................       (1,511)
                                                                  ------------
       Total..................................................... $(21,011,835)
                                                                  ============

  (d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."
  (e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.
  (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

       Reimbursement of administrative costs...................... $  (293,941)
       Servicing fee..............................................  (1,014,117)
                                                                   -----------
                                                                   $(1,308,058)
                                                                   ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

  (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and 2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

       General and administrative costs........................... $(1,415,100)

  (h) Represents savings of $34,787 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.
  (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services
      Group:

       Advisory fees............................................... $(1,722,383)
       Administrative fees.........................................    (148,491)
       Executive fee...............................................    (310,000)
       Guarantee fees..............................................     (93,750)
                                                                    -----------
                                                                    $(2,274,624)
                                                                    ===========

  (j) Represents additional income taxes of $56,534 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.
  (k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

       Depreciation expense.......................................... $1,512,427

  (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (2)

       Amortization of goodwill..................................... $1,562,325

  (m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in II (d) below.

       Interest expense............................................... $(68,670)

  (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees............................................ $(1,569,202)
       Underwriting fees...........................................    (254,945)
       Consulting fee..............................................      (1,511)
                                                                    -----------
                                                                    $(1,825,658)
                                                                    ===========

  (o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.
  (p) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the proforma financial statements, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

(II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1997, as if the Acquisition was consummated as of January 1, 1997.
  (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and
      2) properties that were developed by the Company from January 1, 1997 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

       Rental and earned income on Property Transactions by the
        Company.................................................. $24,048,982

  (b) Represents $203,314 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.
  (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees........................................... $  (594,041)
       Secured equipment lease fee................................    (375,219)
       Advisory fees..............................................  (1,775,680)
       Reimbursement of administrative costs......................    (143,594)
       Acquisition fees...........................................  (3,887,483)
       Underwriting fees..........................................    (151,041)
       Administrative fees........................................    (269,231)
       Executive fee..............................................    (250,000)
       Guarantee fees.............................................    (312,500)
       Arrangement fees...........................................    (350,000)
       Servicing fee..............................................    (598,988)
       Development fees...........................................    (369,570)
                                                                   -----------
       Total...................................................... $(9,077,347)
                                                                   ===========

  (d) Represents the deferral of $2,662,141 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."
  (e) Represents the elimination of interest income of $1,931,331 earned during the year ended December 31, 1997 assuming all monies raised during 1997 and all cash held on January 1, 1997 was used to effect the Acquisition on January 1, 1997, represents interest income of $2,047,619 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the recognition of $133,107 of origination fees collected during the year ended December 31, 1997 which were deferred in (d) and are being amortized and recorded as interest income.
  (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

       Reimbursement of administrative costs........................ $(143,594)
       Servicing fee................................................  (598,988)
                                                                     ---------
                                                                     $(742,582)
                                                                     =========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


  (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and 2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

       General and administrative costs........................... $(1,619,238)

  (h) Represents savings of $46,950 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.
  (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services
      Group:

       Advisory fees............................................... $(1,775,680)
       Administrative fees.........................................    (269,231)
       Executive fee...............................................    (250,000)
       Guarantee fees..............................................    (312,500)
                                                                    -----------
                                                                    $(2,607,411)
                                                                    ===========

  (j) Represents additional income taxes of $22,601 resulting from assuming that acquisitions from January 1, 1997 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.
  (k) Represents increase in depreciation of the building portion of the properties acquired from January 1, 1997 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

       Depreciation expense.......................................... $3,164,982

  (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (2)

       Amortization of goodwill..................................... $2,083,099

  (m) Represents elimination of yearly amortization of arrangement fees of $350,000 capitalized as deferred costs and amortized as interest expense and the capitalization of interest expense during the period that properties were under development.

       Amortization of arrangement fees............................. $ (24,144)
       Capitalization of interest during development period.........   (57,450)
                                                                     ---------
                                                                     $ (81,594)
                                                                     =========

  (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees.............................................. $(594,041)
       Underwriting fees.............................................  (151,041)
                                                                      ---------
                                                                       (745,082)
                                                                      =========

  (o) Represents the elimination of $2,462,606 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.
  (p) Common shares issued during the period were assumed to have been issued and outstanding as of January 1, 1997. For purposes of the proforma financial statement, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

                                                                     Appendix A

             [LETTERHEAD OF LEGG MASON WOOD WALKER, INCORPORATED]

                                March 10, 1999

James M. Seneff, Jr.
Robert A. Bourne
CNL Realty Corporation
as General Partners of
CNL Income Fund X, Ltd.
400 East South Street
Orlando, FL 32801-2878

                Re: CNL Income Fund X, Ltd. (the "Partnership")

Gentlemen:

   You have requested our opinion as investment bankers (a) as to the fairness, from a financial point of view, to the Partnership and its limited partners of the shares of common stock (the "Common Stock") of CNL American Properties Fund, Inc. (the "Acquiror") offered to them in the Merger (as defined below), (b) as to the fairness, from a financial point of view, of the aggregate Common Stock offered to the CNL Income Funds (as defined below) in the Merger Transactions (as defined below) and (c) as to the fairness, from a financial point of view, of the method of allocating the aggregate shares of Common Stock among the CNL Income Funds in the Merger Transactions. Under the terms of an agreement and plan of merger (the "Merger Agreement"), dated March 11, 1999, between the Partnership and the Acquiror, the Partnership will merge with and into a wholly owned subsidiary of the Acquiror and the partners of the Partnership will be offered shares of Common Stock as determined pursuant to the Merger Agreement (the "Share Consideration"); such transaction is hereafter referred to as the "Merger."

   The Partnership is one of eighteen Florida limited partnerships (the "CNL Income Funds") served by Messrs. Seneff, Bourne and CNL Realty Corporation as general partners (the "General Partners"). Each CNL Income Fund has executed a merger agreement with the Acquiror on terms similar to the Merger Agreement. The transactions to occur under such merger agreements are referred to as the "Merger Transactions."

   In connection with our opinion, we have, among other things:

     (i) reviewed the Merger Agreement and the merger agreements for each of the Merger Transactions;

     (ii) reviewed the Registration Statement on Form S-4 with respect to the Merger Transactions as filed on March 12, 1999;

     (iii) reviewed the financial statements and the related filings of the Partnership and the other CNL Income Funds on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (iv) reviewed the financial statements and the related filings of the Acquiror on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (v) reviewed certain internal information concerning the business and operations of the Partnership and the other CNL Income Funds furnished to us by the General Partners, including a draft of the Partnership's and the other CNL Income Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vi) reviewed certain internal information concerning the business and operations of the Acquiror furnished to us by management of the Acquiror, including a draft of the Acquiror's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vii) reviewed certain financial data and operating statistics relating to the Partnership, the other CNL Income Funds and the Acquiror provided by the General Partners and the Acquiror and compared them with similar information of selected public companies that we deemed relevant to our inquiry;

     (viii) reviewed the appraisal (the "Appraisal") of the properties of the Partnership and the other CNL Income Funds prepared by Valuation Associates and dated January 6, 1999;

     (ix) held meetings and discussions with certain directors, officers and employees of the General Partners and the Acquiror concerning the operations, financial condition and future prospects of the Partnership, the other CNL Income Funds and the Acquiror; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Partnership, the other CNL Income Funds and the Acquiror. We have further relied upon the assurances of the General Partners that they are unaware of any factors that would materially alter the conclusions made in Legg Mason's fairness opinion, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments of the General Partners and the Acquiror as to the future performance of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason also assumed, with the consent of the General Partners, that any material liabilities (contingent or otherwise, known or unknown) of the Partnership, the other CNL Income Funds and the Acquiror are as set forth in the financial statements of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason also assumed with the consent of the General Partners that the table prepared by or for the General Partners of the allocation of Share Consideration among the General Partners and the limited partners of the Partnership has been prepared in accordance with and complies with the terms and conditions of the partnership agreement of the Partnership. Legg Mason also assumed that the Appraisal was reasonably prepared by and reflected the good faith judgments of Valuation Associates and Legg Mason does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership, the other CNL Income Funds or the Acquiror. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof.

   We have acted as financial advisor to the General Partners and will receive a fee for our services. It is understood that this letter is for the information of the General Partners in their evaluation of the Merger Transactions and our opinion does not constitute a recommendation to the General Partners or any limited partner of the Partnership or any of the other CNL Income Funds as to how such partner should vote on the Merger or the Merger Transactions, as the case may be, or as to whether such partner should elect to receive the Share Consideration or cash and promissory notes of the Acquiror. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. Additionally, our opinion does not compare the relative merits of the Merger and the Merger Transactions with those of any other transaction or business strategy which were or might have been considered by the General Partners as alternatives to the Merger and the Merger Transactions.

   It should be noted that in rendering this opinion with respect to the fairness, from a financial point of view, of (i) the Share Consideration to be offered with respect to the Partnership, (ii) the aggregate Common

Stock offered with respect to the CNL Income Funds and (iii) the method of allocating the shares of Common Stock of the Acquiror among the CNL Income Funds, Legg Mason has neither addressed, nor are we rendering any opinion with respect to, any other aspect of the Merger Transactions, including (a) the value or fairness of the cash and promissory notes option, (b) the prices at which the shares of Common Stock may trade following the Merger Transactions or the trading value of the shares to be offered compared with the current fair market value of the portfolios or other assets of the Partnership and the other CNL Income Funds if liquidated in real estate markets, (c) the tax effect of any aspect of the Merger Transactions, (d) the fairness of the amounts or allocation of the costs of the Merger Transactions or the amounts of such costs allocated to the limited partners or, (e) any other matters with respect to any specific individual partner or class of partners of the Partnership or the other CNL Income Funds.

   Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consideration offered to the Partnership and its limited partners in the Merger, the aggregate shares of Common Stock offered by the Acquiror with respect to the CNL Income Funds in the Merger Transactions and the method of allocating the shares of Common Stock among the CNL Income Funds in the Merger Transactions are fair from a financial point of view.

                                          Very truly yours,

                                          /s/ Legg Mason Wood Walker,
                                           Incorporated
                                          -------------------------------------
                                          Legg Mason Wood Walker, Incorporated

                                                                      Appendix B
                          AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger is entered into as of this 11th day of March, 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund X, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                   RECITALS:

   WHEREAS, the Parties hereto desire to consummate a merger (the "Merger") whereby the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") and the Florida Revised Uniform Limited Partnership Act (the "Florida RULPA");

   WHEREAS, the Fund is one of 18 CNL Income Funds (collectively with the Fund, the "CNL Income Funds") that APF is proposing to acquire (the "Proposed Acquisitions");

   WHEREAS, the Special Committee (the "Special Committee") of the independent members of the Board of Directors of APF has received a fairness opinion (the "Fairness Opinion") from Merrill Lynch & Co. as to the fairness to APF, from a financial point of view, of the consideration to be paid in connection with the Proposed Acquisitions;

   WHEREAS, the Special Committee has recommended the Merger to the Board of Directors of APF and the Board has approved the proposal to consummate the Merger (the "Merger Proposal") and the related transactions;

   WHEREAS, Legg Mason Wood Walker Incorporated has delivered a fairness opinion (the "Fund Fairness Opinion") to the General Partners as to the fairness to the Fund and its limited partners from a financial point of view, of the APF Common Share consideration offered to the Fund and its limited partners; and

   WHEREAS, the Board of Directors of the OP General Partner has unanimously approved the Merger Proposal;

   NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

                                   ARTICLE I

                                  Definitions

   1.1 Terms Defined in this Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth below:

   "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

   "Affiliated Group" means any affiliated group within the meaning of Code
(S)1504, or any similar group defined under a similar provision of state, local or foreign law.

   "Agreement" means this Agreement, as amended from time to time.

   "APF" has the meaning set forth in the preface above.

   "APF Common Shares" shall mean the shares of common stock, par value $0.01, of APF.

   "APF Indemnity Claim" has the meaning set forth in Section 12.1 below.

   "APF SEC Documents" has the meaning set forth in Section 6.7 below.

   "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms the basis for any specified consequence.

   "Business Combination" has the meaning set forth in Section 4.1(b) below.

   "Cash/Note Option" has the meaning set forth in Section 4.4 below.

   "Closing" has the meaning set forth in Section 2.3 below.

   "CNL Income Funds" has the meaning set forth in the second paragraph of the Recitals above.

   "Closing Date" has the meaning set forth in Section 2.3 below.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Confidential Information" means any information concerning the businesses and affairs of the Fund, the Operating Partnership or APF, if any, that is not already generally available to the public.

   "Delaware RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Disclosure Schedule" has the meaning set forth in the first paragraph of
Article VII below.

   "Dissenting Partners" has the meaning set forth in Section 4.4 below.

   "Effective Time" has the meaning set forth in Section 2.2 below.

   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) tax-qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) tax-qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

   "Fairness Opinion" has the meaning set forth in the third paragraph of the Recitals above.

   "Florida RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Fund" has the meaning set forth in the preface above.

   "Fund Articles of Merger" has the meaning set forth in Section 2.2 below.

   "Fund Fairness Opinion" has the meaning set forth in the fifth paragraph of the recitals above.

   "Fund Indemnity Claim" has the meaning set forth in Section 12.2 below.

   "Fund Interests" means the general and limited partnership interests in the Fund.

   "Fund SEC Documents" has the meaning set forth in Section 7.7 below.

   "GAAP" means United States generally accepted accounting principles as in effect from time to time.

   "General Partners" has the meaning set forth in the preface above.

   "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation but excluding commercially available shrink wrap software), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

   "IRS" means the Internal Revenue Service.

   "Knowledge" means in the case of the Fund, CNL Realty Corporation, Inc., APF and the OP General Partner, the actual knowledge of a director or an executive officer after reasonable investigation and, in the case of the individual General Partners, the collective actual Knowledge of all of the General Partners after reasonable investigation. For the purposes of this Agreement, the Knowledge of one General Partner shall be attributed to the other General Partners.

   "Known" and "Knowingly" mean that the Fund, any General Partner or APF, as applicable, had Knowledge of the particular matter or took the action described with prior Knowledge.

   "Liability" means any liability (whether Known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

   "Material Adverse Effect" means, as to any Party, a material adverse effect on the business, properties, operations or condition (financial or otherwise) which is not related to an industry-wide change in the economy or market or other conditions affecting all businesses in the industry of the Party to which the term is applied.

   "Merger" has the meaning set forth in the first paragraph of the Recitals above.

   "Merger Proposal" has the meaning set forth in fourth paragraph of the Recitals above.

   "Most Recent 10-Q" has the meaning set forth in Section 7.5 below.

   "Most Recent Balance Sheet" means the most recent balance sheet filed in a Fund SEC Document.

   "Notes" has the meaning set forth in Section 4.4 below.

   "NYSE" means the New York Stock Exchange.

   "OP Certificate of Merger" has the meaning set forth in Section 2.2 below.

   "OP General Partner" has the meaning set forth in the Preface above.

   "OP Limited Partner" means CNL APF LP Corp., a Delaware corporation and wholly owned subsidiary of APF.

   "Operating Partnership" has the meaning set forth in the preface above.

   "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

   "Party" or "Parties" has the meaning set forth in the preface above.

   "Partner" means any holder of Fund Interests.

   "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or other entity.

   "Proposed Acquisitions" has the meaning set forth in the second paragraph of the Recitals above.

   "Registration Statement" means the registration statement on Form S-4 to be filed by APF to register the APF Common Shares to be issued as Share Consideration in the Merger.

   "Representative" has the meaning set forth in Section 12.3 below.

   "SEC" means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (e) any minor imperfection of title or similar lien which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on such Party.

   "Share Consideration" has the meaning set forth in Section 4.1(a) below.

   "Special Committee" has the meaning set forth in the third paragraph to the Recitals above.

   "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or has the power to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or otherwise control the management.

   "Surviving Partnership" has the meaning set forth in Section 2.1 below.

   "Takeover Statute" has the meaning set forth in Section 8.9 below.

   "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code

(S)59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

   "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

   "Third-Party Claim" has the meaning set forth in Section 12.4 below.

                                   ARTICLE II

                        Merger; Effective Time; Closing

   2.1 Merger. Subject to the terms and conditions of this Agreement, the Delaware RULPA and the Florida RULPA, at the Effective Time, the Operating Partnership and the Fund shall consummate the Merger in which (i) the Fund shall be merged with and into the Operating Partnership and the separate limited partnership existence of the Fund shall thereupon cease, (ii) the Operating Partnership shall be the successor or surviving limited partnership in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate limited partnership existence of the Operating Partnership with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The limited partnership surviving the Merger is sometimes hereinafter referred to as the "Surviving Partnership." The Merger shall have the effects set forth in the Delaware RULPA and the Florida RULPA. As a result of the Merger, the outstanding Fund Interests shall be converted or cancelled in the manner provided in Article IV.

   2.2 Effective Time. On the Closing Date, subject to the terms and conditions of this Agreement, the Operating Partnership and the Fund shall (i) execute or cause to be executed (A) a Certificate of Merger in the form required by the Delaware RULPA (the "OP Certificate of Merger") and (B) Articles of Merger in the form required by the Florida RULPA (the "Fund Articles of Merger"), and
(ii) cause the OP Certificate of Merger to be filed with the Delaware Secretary of State as provided in the Delaware RULPA and the Fund Articles of Merger to be filed with the Florida Department of State as provided in the Florida RULPA, in each case, on the Closing Date or as soon as practicable thereafter. The Merger shall become effective at (i) such time as the OP Certificate of Merger has been duly filed with the Delaware of Secretary of State and the Fund Articles of Merger has been duly filed with the Florida Department of State or
(ii) such other time as is agreed upon by APF, the OP General Partner and the General Partners and specified in the OP Certificate of Merger and the Fund Articles of Merger. Such time is hereinafter referred to as the "Effective Time."

   2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Shaw Pittman Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, commencing at 9:00 a.m. local time on such date as within five (5) business days following the fulfillment or waiver of the conditions set forth in Article X (other than conditions which by their nature are intended to be fulfilled at the Closing) or such other place or time or on such other date as APF, the OP General Partner and the General Partners may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article X (the "Closing Date"). In no event shall the Closing Date be a date subsequent to December 31, 1999. At the Closing, there shall be delivered to APF, the Operating Partnership, the OP General Partner, the General Partners and the Fund the certificates and other documents and instruments required to be delivered under
Article X.

   2.4 Further Assurances. Each Party hereto will execute such further documents and instruments and take such further actions as may be reasonably requested by one or more of the other Parties to consummate the Merger, to vest the Surviving Partnership with full title to all assets, properties, rights, approvals, immunities and franchises of either the Fund or the Operating Partnership or to effect the other purposes of this Agreement.

                                  ARTICLE III

 Certificate of Limited Partnership; Limited Partnership Agreement;and General
                        Partner of Surviving Partnership

   3.1 Certificate of Limited Partnership. At the Effective Time, the certificate of limited partnership of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein.

   3.2 Limited Partnership Agreement. At the Effective Time, the limited partnership agreement of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the limited partnership agreement of the Surviving Partnership.

   3.3 General Partner. The general partner of the Operating Partnership immediately prior to the Effective Time shall be the general partner of the Surviving Partnership from and after the Effective Time until it is replaced or it resigns in accordance with the limited partnership agreement of the Surviving Partnership.

                                   ARTICLE IV

              Share Consideration; Payment of Share Consideration

   4.1 Share Consideration; Conversion or Cancellation of Fund Interests in Merger.

   (a) At the Effective Time, by virtue of the Merger and without any action by the Parties, all of the outstanding Fund Interests (i) shall be converted into the right to receive up to 4,243,243 fully paid and nonassessable APF Common Shares (2,121,622 APF Common Shares if the Reverse Split [defined below] occurs before the Closing) (the "Share Consideration") pursuant to the terms of
Section 4.2 below, (ii) shall cease to be outstanding, and (iii) shall be canceled and retired and shall cease to exist, and each Partner, as the holder of such Fund Interests shall cease to have any rights with respect thereto, except the right to receive either (A) APF Common Shares therefor in accordance with this Section 4.1 and Section 4.3 or (B) the cash and Notes in accordance with Section 4.4 below. Subject to the approval of the APF's shareholders of an amendment to its article of incorporation, APF anticipates that prior to the Closing it will effect a one for two reverse stock split (the "Reverse Split") pursuant to which each two shares of APF Common Shares outstanding will be exchanged for one share of APF Common Shares.

   (b) Except for the Reverse Stock Split described in Section 4.1(a), prior to the Effective Time, APF shall not split or combine the APF Common Shares, or pay a stock dividend or other stock distribution in APF Common Shares, or in rights or securities exchangeable for, convertible into or exercisable for APF Common Shares, or otherwise change APF Common Shares into, or exchange APF Common Shares for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of APF as a result of which APF stockholders receive cash, stock, or other property in exchange for, or in connection with, their APF Common Shares (a "Business Combination") or otherwise), or make any other dividend or distribution on or of APF Common Shares (other than regular quarterly cash dividends paid on APF Common Shares or any distribution pursuant to APF's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination, or change.

   (c) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the APF Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

   4.2 Payment of Share Consideration. At the Closing, subject to Section 4.4 below, the Partners shall receive the Share Consideration (less expenses paid by APF on behalf of the Fund), distributed in accordance with the provisions of the Fund's limited partnership agreement as of the Closing Date. For the purposes of this Agreement, the Share Consideration will be reduced (i) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund and (ii) as provided in Section 4.4 below.

   4.3 Fractional APF Common Shares. No certificates representing fractional APF Common Shares shall be issued upon conversion of any Fund Interests. Each Partner of the Fund who would otherwise be entitled to fractional APF Common Shares will receive one APF Common Share for a fractional interest representing 50% or more of one APF Common Share. No APF Common Shares will be issued for a fractional interest representing less than 50% of one APF Common Share.

   4.4 Cash/Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the cash/note option (the "Cash/Note Option"), such Dissenting Partners shall be entitled to receive, in lieu of the Share Consideration, consideration based on such Dissenting Partners' percentage interest (as determined by the Fund's partnership agreement) in the Fund's asset liquidation value of $38,583,104, based on Valuation Associates' appraisal. Such consideration shall be payable 10% in cash and 90% in Callable Notes due in 2006 (the "Notes"). The Notes will bear interest at a fixed rate equal to 120% of the applicable federal rate as of the date the consent solicitation on Form S-4 is mailed to the limited partners. The Share Consideration shall be reduced on a one-for-one basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Cash/Note Option.

                                   ARTICLE V

             Representations and Warranties of The General Partners

   Each General Partner severally represents and warrants to APF and the Operating Partnership that the statements contained in this Article V are correct and complete as of the date hereof and on the Closing Date:

   5.1 Authorization of Transaction. The General Partner has full power and authority (including, as applicable, full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the General Partner, enforceable in accordance with its terms and conditions. The General Partner does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   5.2 Noncontravention. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the General Partner is subject or, as applicable, any provision of the General Partner's articles of incorporation, bylaws or other organizational documents.

                                   ARTICLE VI

 Representations and Warranties of APF, The OPGeneral Partner and The Operating
                                  Partnership

   APF, the OP General Partner and the Operating Partnership jointly and severally represent and warrant to the General Partners and the Fund that the statements contained in this Article VI are correct and complete as of the date hereof and the Closing Date:

   6.1 Organization. APF is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. APF is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on APF. APF has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The OP General Partner is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. The Operating Partnership is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Operating Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Operating Partnership. The Operating Partnership has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. APF and the OP General Partner have delivered to the General Partners and the Fund correct and complete copies of the certificate of incorporation of APF and the OP General Partner and the certificate of limited partnership and the limited partnership agreement of the Operating Partnership (each as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of APF and the OP General Partner and any organizational records of the Operating Partnership have been made available to the General Partners and the Fund and are correct and complete. APF is not in default under or in violation of any provision of its certificate of incorporation, and the Operating Partnership is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   6.2 Capital Stock. The authorized capital stock of APF consists of 125,000,000 shares of common stock, $.01 par value (the "APF Common Shares"), of which 74,696,927 shares are outstanding as of January 31, 1999. Since January 31, 1999, APF has not issued any shares of capital stock. All outstanding APF Common Shares are, and all APF Common Shares issuable under any stock option plans of APF, will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 56,756,757 APF Common Shares which may be issued in connection with APF's acquisition of the other 17 CNL Income Funds in the Proposed Acquisitions and the 12,300,000 APF Shares which may be issued in connection with APF's acquisition of CNL Fund Advisors, Inc., CNL Financial Services, Inc. and CNL Financial Corp., there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which APF is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem, or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock. All of the outstanding general partner interests of the Operating Partnership are owned by the OP General Partner, and all of the outstanding limited partner interests of the Operating Partnership are owned by the OP Limited Partnership, and there are outstanding on the date hereof no options, warrants, rights, commitments or any other agreements of any character to which the Operating Partnership or any partner thereof is a party or which it may be bound requiring it to issue, transfer, sell, purchase, register, redeem or acquire any interest in the Operating Partnership.

   6.3 Authorization for Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of APF will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will be registered under the Securities Act and will be registered or exempt from registration under all applicable state securities laws. The Share Consideration will, when issued, be approved for listing on the NYSE, subject to official notice of issuance.

   6.4 Authorization of Transaction. APF, the OP General Partner and the Operating Partnership have full power and authority (including full corporate and limited partnership, as applicable, power and authority) to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance by APF, the OP General Partner and the Operating Partnership of this Agreement have been duly and validly authorized by the boards of directors of APF and the OP General Partner. This Agreement constitutes the valid and legally binding obligation of APF, the OP General Partner and the Operating Partnership, enforceable in accordance with its terms and conditions. None of APF, the OP General Partner or the Operating Partnership needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   6.5 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which, APF, the OP General Partner or the Operating Partnership is subject or any provision of APF's or the OP General Partner's articles of incorporation or by-laws or the Operating Partnership's certificate of limited partnership or limited partnership agreement or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which APF, the OP General Partner or the Operating Partnership is a party or by which it is bound or to which any of its assets is subject or (iii) result in the imposition of a Security Interest upon any of its assets.

   6.6 Title to Assets. APF has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of its most recent quarterly report on Form 10-Q.

   6.7 Reports and Financial Statements. APF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "APF SEC Documents"). All of the APF SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such APF SEC Documents. None of the APF SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed APF SEC Documents. There is no unresolved violation, criticism or exception by any governmental entity of which APF has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to APF could have a Material Adverse Effect on APF. The financial statements of APF included in the APF SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of APF as of the dates thereof and the results of operations and cash flows of APF for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   6.8 Events Subsequent to September 30, 1998. Since September 30, 1998, nothing has occurred which has had or would reasonably be expected to have a Material Adverse Effect on APF.

   6.9 Litigation. Except as publicly disclosed by APF in its APF SEC Documents or on Schedule 1, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of APF, threatened against APF or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on APF or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by APF in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by APF in any APF SEC Document, none of APF or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on APF or would prevent or delay the consummation of the transactions contemplated hereby.

   6.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by APF for inclusion or incorporation by reference in (i) the Registration Statement to be filed by APF with the SEC in connection with the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement sent by APF to its shareholders pertaining to the Merger will, at the date mailed to shareholders and at the times of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APF, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement or the proxy statement, APF shall promptly so advise the General Partners and such event shall be so described, and such amendment or supplement (which the General Partners shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   6.11 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by APF in its APF SEC Documents or disclosed in
Schedule 1, as of December 31, 1998, to APF's Knowledge, none of APF or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which are not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of APF and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in any reports filed by it with the APF SEC Documents, since December 31, 1998, the business of APF and its Subsidiaries has been carried on only in the ordinary and usual course, to APF's Knowledge, none of APF or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to APF or its Subsidiaries Known to APF having or which could reasonably be expected to have, a Material Adverse Effect on APF.

   6.12 Brokers' Fees. Except for the fees and expenses paid to Merrill Lynch & Co. with respect to the delivery of the Fairness Opinion to the Special Committee and in connection with the financial services provided by Salomon Smith Barney, none of APF, the OP General Partner or the Operating Partnership has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

   6.13 Qualification as a REIT. APF is a "real estate investment trust" for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not cause APF to cease to qualify as a "real estate investment trust" for federal income tax purposes.

   6.14 Compliance with Applicable Law. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, it and its Subsidiaries hold all permits, licenses, variances, exemptions, order and approvals of all governmental entities necessary for the lawful conduct of their respective businesses, except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its

APF SEC Documents, to APF's Knowledge, APF and its Subsidiaries are in compliance with the material terms of its permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF, the businesses of APF and its Subsidiaries are not, to APF's Knowledge, being conducted in violation of any law, ordinance or regulation of any governmental entity except that no representation or warranty is made in this Section 6.14 with respect to environmental laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, no investigation or review by any governmental entity with respect to APF or its Subsidiaries is pending or, to the Knowledge of APF, threatened, nor, to the Knowledge of APF, has any government entity indicated an intention to conduct the same, other than, in each case, those which APF reasonably believes will not have a Material Adverse Effect on APF.

   6.15 Intellectual Property.

   (a) APF owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of APF as presently conducted. Each item of Intellectual Property owned or used by APF immediately prior to the Closing hereunder will be owned or available for use by APF on identical terms and conditions immediately subsequent to the Closing hereunder. APF has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) APF has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of APF's directors or officers (or employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that APF must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of APF which are material to the operation of APF's business.

   (c) APF has no patent or registration which has been issued to APF with respect to any of its Intellectual Property.

   (d) Nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of APF's business as presently conducted.

   6.16 Insurance. With respect to each current insurance policy to which APF is a party, a named insured or is otherwise the beneficiary of coverage, to the knowledge of APF: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither APF nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof.

   6.17 Tenants. To the Knowledge of APF and except as set forth on Schedule 1, no current tenant of a property owned by APF, which as of the date of APF's most recent quarterly report on Form 10-Q represented more than 5% of APF's total revenues, presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   6.18 Disclosure. APF is in compliance in all material respects with its obligation under the Securities Exchange Act to publicly disclose material information in a timely fashion.

                                  ARTICLE VII

               Representations and Warranties Concerning the Fund

   The General Partners and the Fund jointly and severally represent and warrant to APF and the Operating Partnership that the statements contained in this Article VII are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by the General Partners and the Fund to APF and the Operating Partnership in accordance with the provisions of
Section 8.14 (the "Disclosure Schedule"). Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII.

   7.1 Organization, Qualification, and Corporate Power. The Fund is a limited partnership duly organized, validly existing, and in good standing under the laws of Florida. The Fund is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Except as set forth in Section 7.1(a) of the Disclosure Schedule, the Fund has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Section 7.1(b) of the Disclosure Schedule lists the directors and officers of the corporate General Partner. The General Partners have been made available to APF and the Operating Partnership correct and complete copies of the certificate of limited partnership and the limited partnership agreement of the Fund (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the corporate General Partner and any organizational records of the Fund have been made available to APF and the Operating Partnership and are correct and complete in all material respects. The Fund is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   7.2 Capitalization. All of the outstanding ownership interests in the Fund (the "Fund Interests") consist of (i) one percent in general partnership interests and (ii) 4,000,000 units of limited partnership interests. All of the outstanding Fund Interests have been duly authorized, are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Fund to issue, sell, or otherwise cause to become outstanding any additional ownership interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Fund.

   7.3 Authorization of Transaction. The Fund has full power and authority (including full limited partnership power and authority) to execute and deliver this Agreement and, upon the affirmative vote of a majority of the outstanding limited partnership Fund Interests, will have full power and authority (including limited partnership power and authority) to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Fund, enforceable in accordance with its terms and conditions, subject to bankruptcy, insolvency, moratorium and rights of creditors generally. The Fund is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   7.4 Noncontravention. Except as set forth in Section 7.4 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Fund is subject or any provision of the certificate of limited partnership or limited partnership agreement of the Fund or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Fund is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

   7.5 Title to Assets. The Fund has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC (the "Most Recent 10-Q") or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent 10-Q.

   7.6 Subsidiaries. The Fund does not have any Subsidiaries, operating or otherwise.

   7.7 Reports and Financial Statements. The Fund has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "Fund SEC Documents"). All of the Fund SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Fund SEC Documents. None of the Fund SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed Fund SEC Documents. There is no unresolved violation by any governmental entity of which the Fund has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to the Fund could have a Material Adverse Effect on the Fund. The financial statements of the Fund included in the Fund SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Fund as of the dates thereof and the results of operations and cash flows of the Fund for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   7.8 Events Subsequent to the Most Recent 10-Q. Since the date of the Most Recent 10-Q nothing has had a Material Adverse Effect on the Fund. Without limiting the generality of the foregoing, since that date, except as set forth in the appropriately lettered paragraph of Section 7.8 of the Disclosure
Schedule:

   (a) the Fund has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as reasonably determined by the General Partners) in the Ordinary Course of Business;

   (b) the Fund has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 except in the Ordinary Course of Business;

   (c) no party (including the Fund) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which the Fund is a party or by which it is bound except in the Ordinary Course of Business;

   (d) the Fund has not imposed any Security Interest upon any of its assets, tangible or intangible except in the Ordinary Course of Business;

   (e) the Fund has not made any capital expenditure (or series of related capital expenditures) involving more than $50,000 except in the Ordinary Course of Business;

   (f) the Fund has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

   (g) the Fund has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

   (h) the Fund has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

   (i) the Fund has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

   (j) the Fund has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

   (k) there has been no change made or authorized in the certificate of limited partnership or limited partnership agreement of the Fund;

   (l) the Fund has not issued, sold, or otherwise disposed of any ownership interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any ownership interests in the Fund;

   (m) the Fund has not declared, set aside, or paid any dividend or made any distribution with respect to its ownership interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its ownership interests other than distributions consistent with past practices;

   (n) the Fund has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

   (o) the Fund has not made any loan to, or entered into any other transaction with, any of the General Partners or the directors, officers, or employees of the corporate General Partner outside the Ordinary Course of Business;

   (p) the Fund has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

   (q) the Fund has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

   (r) to the Knowledge of the General Partners, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Fund; and

   (s) the Fund is not under any legal obligation, whether written or oral, to do any of the foregoing.

   7.9 Undisclosed Liabilities. The Fund does not have any Liability (and, to the Knowledge of the General Partners, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or which are not in the aggregate material.

   7.10 Legal Compliance. Except as disclosed in the Fund SEC Documents, the Fund has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder), the violation of which could cause a Material Adverse Effect to the Fund, of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

   7.11 Tax Matters.

   (a) The Fund has filed all material Tax Returns that it was required to file, including, without limitation, any material Tax Returns required to be filed with any state. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Fund (as shown on any filed Tax Return) have been paid. The Fund currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Fund does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Fund that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) The Fund has withheld and, if due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, Partner, or other third party.

   (c) The General Partners do not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Fund either (A) claimed or raised by any authority in writing or (B) as to which any of the General Partners has Knowledge. Section 7.11(c) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Fund for taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Fund since December 31, 1996.

   (d) The Fund has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) The Fund has not filed a consent under Code (S)341(f) concerning collapsible corporations. The Fund has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code (S)280G. The Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. The Fund is not a party to any Tax allocation or sharing agreement. The Fund (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Fund) or (B) has any Liability for the Taxes of any Person (other than the Fund) under Treas. Reg. (S)1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

   7.12 Real Property.

   Section 7.12(a) of the Disclosure Schedule lists and describes briefly all real property owned, leased or subleased by the Fund. Section 7.12(b) of the Disclosure Schedule lists all leases and subleases to which the Fund is a party, and the General Partners have made available to APF correct and complete copies of all such leases and subleases (as amended to date). With respect to each lease and sublease listed in Section 7.12(b) of the Disclosure Schedule:

   (a) the lease or, to the Knowledge of the General Partners, the sublease is legal, valid, binding, enforceable, and in full force and effect, except as may be affected by bankruptcy, insolvency, moratorium and the rights of creditors generally;

   (b) no consent is required with respect to the lease or sublease as a result of this Agreement, and the actions contemplated by this Agreement will not result in the change of any terms of the lease or sublease or otherwise affect the ongoing validity of the lease or sublease;

   (c) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

   (d) no party to the lease or, to knowledge of the General Partners, sublease has repudiated any provision thereof;

   (e) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or, to the Knowledge of the General Partners, sublease;

   (f) the Fund has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

   (g) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required by the Fund in connection with the operation thereof and, to the Knowledge of the General Partners, have been operated and maintained in all material respects in accordance with applicable laws, rules, and regulations; and

   (h) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

   7.13 Intellectual Property.

   (a) The Fund owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of the Fund as presently conducted. Each item of Intellectual Property owned or used by the Fund immediately prior to the Closing hereunder will be owned or available for use by the Fund on identical terms and conditions immediately subsequent to the Closing hereunder. The Fund has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) The Fund has not Knowingly interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the General Partners nor any of the corporate General Partner's directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Fund must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the General Partners, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Fund which are material to the operation of the Fund's business.

   (c) The Fund has no patent or registration which has been issued to the Fund with respect to any of its Intellectual Property.

   (d) Section 7.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Fund uses pursuant to license, sublicense, agreement, or permission. The General

Partners have made available to APF and the Operating Partnership correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).

   (e) To the Knowledge of the General Partners, nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Fund's business as presently conducted.

   7.14 Tangible Assets. The Fund owns or leases all buildings, machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted. Each such tangible asset is free from all material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The Most Recent Balance Sheet sets forth all of the assets, in the opinion of the General Partners, necessary to conduct the Fund's business as it is currently being conducted.

   7.15 Contracts. Section 7.15 of the Disclosure Schedule lists all of the following types of contracts and other agreements to which the Fund is a party:

   (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

   (b) any agreement concerning a partnership or joint venture;

   (c) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

   (d) any agreement concerning confidentiality or noncompetition;

   (e) any agreement with any General Partner or any of their Affiliates (other than the Fund);

   (f) any agreement under which it has advanced or loaned any amount to any of the General Partners or the corporate General Partner's directors, officers, and employees outside the Ordinary Course of Business; or

   (g) any agreement under which the consequences of a default or termination could have a Material Adverse Effect.

   The General Partners have made available to APF and the Operating Partnership a correct and complete copy of each written agreement listed in
Section 7.15 of the Disclosure Schedule (as amended to date) which is not included as an exhibit to a Fund SEC Document and a written summary setting forth the terms and conditions of each oral agreement referred to in Section
7.15 of the Disclosure Schedule. With respect to each agreement set forth in
Section 7.15 of the Disclosure Schedule or filed as an exhibit to a Fund SEC
Document: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

   7.16 Notes and Accounts Receivable. All notes and accounts receivable of the Fund are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Fund.

   7.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Fund.

   7.18 Insurance. Section 7.18 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Fund has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets): (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; and (iii) the policy number and the period of coverage. With respect to each current insurance policy, to the Knowledge of the General Partners and the Fund: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Fund nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Fund has been covered during the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets) by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period. Section 7.18 of the Disclosure Schedule describes any self-insurance arrangements affecting the Fund.

   7.19 Litigation. Section 7.19 of the Disclosure Schedule sets forth each instance, not already disclosed in the Fund SEC Documents, in which the Fund
(i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to or, to its Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section
7.19 of the Disclosure Schedule or the Fund SEC Documents could result in any Material Adverse Effect on the Fund. None of the General Partners has any reason to believe that any additional such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Fund.

   7.20 Tenants. To the Knowledge of any of the General Partners, no current tenant of a property owned by the Fund presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   7.21 Employees. The Fund does not have and has never had any employees, officers or directors. The Fund is not and has never been a party to or had any liability with respect to any Employee Benefit Plan.

   7.22 Guaranties. The Fund is not a guarantor of and is not otherwise liable for any liability or obligation (including indebtedness) of any other Person.

   7.23 Registration Statement. The information furnished by the Fund for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.24 Environmental Matters. The Fund is currently in compliance with all material environmental laws, ordinances, regulations and orders applicable to its business or properties, and, to the Knowledge of the General Partners, the tenants' present uses of the Fund's properties, whether leased or owned, do not materially violate any such laws, ordinances, regulations or orders. The Fund is not subject to any Liability or claim in connection with any environmental law or any use, treatment, storage or disposal of any hazardous substance or material or pollutant or any spill, leakage, discharge or release of any hazardous substance or material or pollutant as a result of having owned or operated any business prior to the Effective Time, which if a violation existed would have a Material Adverse Effect on the Fund.

   7.25 Vote Required. The affirmative vote of at least a majority of the outstanding Fund Interests is the only vote of any security holder in the Fund (under applicable law or otherwise) required to approve the Merger, this Agreement and the other transactions contemplated hereby.

   7.26 Disclosure. The representations and warranties contained in this
Article VII do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VII not misleading.

                                  ARTICLE VIII
                             Pre-Closing Covenants

   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

   8.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article X below).

   8.2 Notices and Consents. The General Partners shall give any notices to third parties and obtain any third party consents referred to in Sections 5.1, 5.2, 7.3 and 7.4 above and the related sections of the Disclosure Schedule. APF, the OP General Partner and the Operating Partnership shall give any notices to third parties and obtain any third party consents referred to in Sections 6.4 and 6.5 above. Each of the Parties shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 5.1, 6.4 and
7.3 above.

   8.3 Maintenance of Business; Prohibited Acts. During the period from the date of this Agreement to the Effective Time, the General Partners will not, and will not cause the Fund to, take any action that adversely affects the ability of the Fund (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organizations, and (iii) to preserve its relationships with its tenants; and the General Partners will not allow the Fund to, without the OP General Partner's prior written consent, which consent shall not be unreasonably withheld:

   (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrance of (i) any additional ownership interests (including the Fund Interests), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its ownership interests or any other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or (ii) any other securities in respect of, in lieu of or in substitution for the Fund Interests outstanding on the date hereof;

   (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Fund Interests);

   (c) split, combine, subdivide or reclassify any of its ownership interests or otherwise make any payments to the Partners; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution in respect of its ownership interests at such times and in such manner and amount as may be consistent with the Fund's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from December 31, 1998 through the Effective Time, to the extent not otherwise paid or distributed to the Partners), or (ii) any distribution of property necessary for the representation and warranty set forth in Section
7.11 to be true and correct;

   (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

   (e) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation outside the Ordinary Course of Business;

   (f) other than as may be necessary to consummate the Merger, adopt any amendments to its certificate of limited partnership or limited partnership agreement;

   (g) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, outside the Ordinary Course of Business;

   (h) engage in the conduct of any business the nature of which is materially different from the business in which the Fund is currently engaged;

   (i) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Fund;

   (j) forgive any indebtedness owed to the Fund or convert or contribute by way of capital contribution any such indebtedness owed;

   (k) authorize or enter into any agreement providing for management services to be provided by the Fund to any third party or an increase in management fees paid by any third party under existing management agreements;

   (l) mortgage, pledge, encumber, sell, lease or transfer any material assets of the Fund except as contemplated by this Agreement;

   (m) authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

   (n) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.

   8.4 Full Access. The General Partners shall permit representatives of APF and the OP General Partner to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Fund to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Fund. APF, the OP General Partner and the Operating Partnership shall permit representatives of the General Partners and the Fund to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of APF and the Operating Partnership to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to APF, the OP General Partner and the Operating Partnership. The Parties agree that any information obtained in connection with the exercise of their rights pursuant to this Section 8.4 shall be Confidential Information for purposes of this Agreement.

   8.5 Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Articles V, VI or VII above, as applicable. No disclosure by any Party pursuant to this Section 8.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

   8.6 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of APF, the Operating Partnership, the General Partners and the Fund shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of APF after the Effective Time as a real estate investment trust as defined within Section 856 of the Code.

   8.7 Fund Partner Approval. The General Partners hereby agree to vote the Fund Interests owned by them in favor of this Agreement and the transactions contemplated hereby and agree, subject to the satisfaction of their fiduciary duties as general partners under Florida law, as reasonably determined by the General Partners, to recommend that the limited Partners of the Fund vote their Fund Interests in favor of this Agreement and the transactions contemplated hereby.

   8.8 Delivery of Certain Financial Statements.

   (a) In addition to disclosure in Fund SEC Documents required to be filed by the Fund, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, the Fund shall provide to APF and the OP General Partner with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by the Fund and each of the General Partners that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of the Fund as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   (b) In addition to disclosure in APF SEC Documents required to be filed by APF, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, APF shall provide to the Fund and the General Partners with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by APF that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of APF as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   8.9 State Takeover Statutes. APF, the APF Board of Directors, the Operating Partnership, the Fund and the General Partners shall (i) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation, including without limitation, the control share acquisition provisions of Section 3-701 et seq. of the Maryland GCL and the business combination provisions of Section 3-601 et seq of the Maryland GCL (each, a "Takeover Statute"), is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and
(ii) if any Takeover Statute becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

   8.10 Exclusivity. None of the General Partners shall solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Fund (including any acquisition structured as a merger, consolidation, or share exchange). The General Partners shall notify APF and the Operating Partnership immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

   8.11 Listing. APF shall effect, at or before the issuance of any APF Common Shares issued as Share Consideration pursuant to Article IV, authorization for listing or quotation of such APF Common Shares on the NYSE, subject to official notice of issuance.

   8.12 Maintenance of APF's Business. During the period from the date of this Agreement to the Effective Time, APF will not take any action that adversely affects the ability of APF (i) to pursue its business in the ordinary course,
(ii) to seek to preserve intact its current business organizations (iii) to preserve its relationships with its tenants and (iv) will not take any action to affect it status as a REIT for federal income tax purposes.

   8.13 Registration of Share Consideration. APF shall cause the Registration Statement to become effective prior to the Closing Date.

   8.14 Delivery and Approval of Disclosure Schedule and Schedule 1. Within fifteen (15) business days after the date of this Agreement the General Partners shall deliver to APF the Disclosure Schedule and APF shall deliver to the General Partners Schedule 1. Within fifteen (15) business days after APF receives the Disclosure Schedule it shall give the General Partners notice either that the disclosures in the Disclosure Schedule are, as to substance, satisfactory to APF, in its sole and absolute discretion, or that they are not satisfactory and that APF terminate this Merger Agreement pursuant to Section
11.2. Likewise, within fifteen (15) business days after the General Partners receive Schedule 1, the General Partners shall give APF notice either that the disclosures in Schedule 1 are, as to substance, satisfactory to them, in their sole and absolute discretion, or that they are not satisfactory and that such General Partners terminate the Agreement pursuant to Section 11.2. In the case of both APF and the General Partners, the failure of either to give the notice specified above within the applicable fifteen (15) business day period shall constitute approval of the Disclosure Schedule or Schedule 1, as applicable.

   8.15 Certain Acquisitions. APF or its Subsidiaries shall acquire CNL Fund Advisors, Inc., CNL Financial Corp. and CNL Financial Services, Inc. (collective, the "CNL Restaurant Services Group") substantially in accordance with the terms and conditions set forth in their respective merger agreements dated on or about the date hereof or such other terms that are mutually agreed to by the parties.

                                   ARTICLE IX

                             Post-Closing Covenants

   The Parties agree as follows with respect to the period following the
Closing:

   9.1 General. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XII below). The General Partners acknowledge and agree that from and after the Closing, the Surviving Partnership will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Fund.

   9.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Fund, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Article XII below).

   9.3 Transition. The General Partners will not take any action that is designed or intended to have the effect of discouraging any tenant, lessor, licensor, customer, supplier, or other business associate of the Fund from maintaining the same business relationships with the Surviving Partnership after the Closing as it maintained with the Fund prior to the Closing.

   9.4 Confidentiality.

   (a) The General Partners and the Fund will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to APF or the OP General Partner, as applicable, or destroy, at the request and option of APF or the OP General Partner, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the General Partners or the Fund is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such General Partner or the Fund, as applicable, will notify APF or the OP General Partner, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such General Partner or the Fund is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such General Partner or the Fund, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that such General Partner or the Fund, as applicable, shall use its best efforts to obtain, at the request of APF or the OP General Partner, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as APF or the OP General Partner, as applicable, shall designate.

   (b) APF, the OP General Partner and the Operating Partnership will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and, if the Closing does not occur, deliver promptly to the Fund General Partners, as applicable, or destroy, at the request and option of the Fund or the General Partners, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. Prior to the Closing and if the Closing does not occur, in the event that any of APF, the OP General Partner or the Operating Partnership is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, APF, the OP General Partner or the Operating Partnership, as applicable, will notify the Fund or the General Partners, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this
Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, APF, the OP General Partner or the Operating Partnership is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then APF, the OP General Partner or the Operating Partnership, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that APF, the OP General Partner or the Operating Partnership, as applicable, shall use its best efforts to obtain, at the request of the Fund or the General Partners, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Fund or the General Partners, as applicable, shall designate.

   9.5 Covenant Not to Compete. Unless employed by the Surviving Partnership or APF after the Closing, for a period of three years from and after the Closing Date, none of the General Partners will engage directly or indirectly in any business serving the restaurant industry that the Surviving Partnership or APF conducts as of the Closing Date, except existing restaurant businesses and properties currently owned or advised by affiliates of CNL Group, Inc., including CNL Advisory Services, Inc. In addition, and not in lieu of the foregoing, for a period of three years from and after the Closing Date, James
M. Seneff, Jr. hereby covenants and agrees not to engage or participate, directly or indirectly, as principal, agent, executive, employee, employer, consultant, stockholder, partner or in any other individual capacity whatsoever, in the conduct or management of, or own any stock or any other equity investment in or debt of, any business that relates to the ownership, acquisition or development of "restaurant operations"; provided, however, for the purposes of this Agreement, "restaurant operations" shall not include the ownership, acquisition or development of hotel and health care properties that contain restaurant operations and those entities set forth on Schedule 9.5, and provided further, the noncompetition covenant shall not operate to preclude Mr. Seneff's ownership of APF Common Shares and of up to 5% of the equity securities of companies whose common stock is publicly traded that are engaged in owning, operating, franchising or making are engaged in owning, operating, franchising or making loans to restaurants and restaurant companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

   9.6 Tax Matters.

   (a) If there is an adjustment to any item reported on a pre-closing Tax Return that results in an increase in the Taxes payable by the Fund or any of the General Partners, and such adjustment results in a corresponding adjustment to items reported on a post-closing Tax Return with the result that the Taxes payable either by APF, any of its Subsidiaries, or by any consolidated group of companies of which APF or any Subsidiary are then members are reduced, or a refund of Taxes is increased, then any APF Indemnity Claim that the General Partners or Fund owes APF or the Operating Partnership pursuant to Article XII below shall be reduced by the amount by which such Taxes are reduced or such refunds are increased.

   (b) Any refund or credit of Taxes (including any statutory interest thereon) received by APF or any of its Subsidiaries attributable to periods ending on or prior to or including the Closing Date that were paid by the Fund pursuant to this Agreement shall reduce any APF Indemnity Claim that the General Partners or the Fund owes APF pursuant to Article XII below by an amount equal to the amount of such refund or credit.

   (c) In the event that APF or any of its Subsidiaries receives notice, whether orally or in writing, of any pending or threatened federal, state, local or foreign tax examinations, claims settlements, proposed adjustments or related matters with respect to Taxes that could affect the Fund or the General Partners, or if the Fund or any of the General Partners receives notice of such matters that could affect APF or any of its Subsidiaries, the party receiving such notice shall notify in writing the potentially affected party within ten
(10) days thereof. The failure of either party to give the notice required by this Section shall not impair such party's rights under this Agreement except to the extent that the other party demonstrates that it has been damaged thereby.

   (d) The General Partners shall have the responsibility for, and shall be entitled, at their expense, to contest, control, compromise, reasonably settle or appeal all proceedings with respect to pre-closing Taxes.

                                   ARTICLE X

                       Conditions to Obligation to Close

   10.1 Conditions to Each Party's Obligation. The respective obligations of APF, the OP General Partner, the Operating Partnership, the Fund and the General Partners to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived upon the written consent of APF and the General Partners:

   (a) Governmental Approvals and Consents. The Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Sections 5.1, 6.4, and 7.3 above.

   (b) No Injunction or Proceedings. There shall not be any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, in the reasonable judgment of APF or the General Partners, (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

   (c) No Suspension of Trading, Etc. At the Effective Time, there shall be no declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war or other international, armed hostility or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of APF, would have a Material Adverse Effect on the Fund or, in the sole judgment of any of the General Partners, would have a Material Adverse Effect on APF.

   (d) Shareholder/Partner Approvals. The stockholders of APF shall have approved APF's Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A, and the Partners of the Fund shall have approved the Merger Proposal, amendments to the partnership agreement, if any.

   (e) Registration of Share Consideration. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

   10.2 Conditions to Obligation of APF, the OP General Partner and the Operating Partnership. The obligations of APF, the OP General Partner and the Operating Partnership to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) the General Partners and the Fund shall have delivered to APF and the OP General Partner a certificate to the effect that:

     (i) the representations and warranties set forth in Article V and
  Article VII above are true and correct in all material respects at and as of the Closing Date;

     (ii) the General Partners and the Fund have performed and complied with all of their covenants hereunder in all material respects at and as of the Closing Date;

     (iii) the General Partners and the Fund have procured all of the material third-party consents specified in, respectively, Section 5.2 and
  Section 7.4 above and the related sections of the Disclosure Schedule; and

     (iv) no action, suit, or proceeding is pending or, to their Knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
  (C) affect adversely the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

Notwithstanding the foregoing, APF's obligation to close as a result of a breach of the representations and warranties contained in Section 7.24 shall be governed solely by Section 10.2(e) below.

   (b) since December 31, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of the Fund, such determination to be made in the reasonable discretion of APF;

   (c) APF and the Operating Partnership shall have received an opinion dated as of the Closing Date from Baker and Hostetler LLP, counsel to the General Partners and the Fund, taken as a whole, in form and substance reasonably satisfactory to APF and the Operating Partnership;

   (d) APF shall have received the Disclosure Schedule and approved it in accordance with Section 8.14;

   (e) There shall not exist an unlawful environmental condition on one or more properties owned by the Fund, which in the opinion of a mutually acceptable environmental engineer or consultant, would require APF to expend in excess of $4,243,243 in order to remediate such unlawful environmental condition and cause the subject property or properties to comply with applicable environmental laws, ordinances, regulations or orders; and

   (f) If each of the CNL Income Funds approves its respective Proposed Acquisition, Merrill Lynch & Co. shall not have withdrawn its Fairness Opinion issued in connection with the Merger. If a Proposed Acquisition is not approved by the applicable CNL Income Fund, then the Special Committee of the Board of Directors of APF shall have received a fairness opinion addressed to APF and its stockholders from Merrill Lynch & Co. as to the fairness of the Proposed Acquisitions that were approved by the respective CNL Income Fund, including the consideration to be paid in connection therewith, to APF and its stockholders from a financial point of view.

   APF, the OP General Partner and the Operating Partnership may waive any condition specified in this Section 10.2 if they execute a writing so stating at or prior to the Closing.

   10.3 Conditions to Obligation of the General Partners and the Fund. The obligations of the General Partners and the Fund to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) APF, the OP General Partner and the Operating Partnership shall have delivered to the General Partners and the Fund a certificate to the effect that:

     (i) the representations and warranties set forth in Article VI above are true and correct in all material respects at and as of the Closing Date;

     (ii) APF, the OP General Partner and the Operating Partnership have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

     (iii) no action, suit, or proceeding is pending or, to their knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

   (b) APF shall have delivered to the Fund for distribution to the Partners the Share Consideration pursuant to Section 4.2 and, as applicable, the cash and Notes pursuant to Section 4.4;

   (c) since September 30, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of APF;

   (d) APF shall have acquired the CNL Restaurant Services Group;

   (e) the General Partners shall have received Schedule 1 and approved it in accordance with Section 8.14;

   (f) the APF Common Shares shall have been approved for listing on the NYSE subject to official notice of issuance;

   (g) the General Partners shall have received an opinion dated as of the Closing Date from Shaw Pittman Potts & Trowbridge, counsel to APF and the Operating Partnership, in form and substance reasonably satisfactory to the General Partners; and

   (h) Legg Mason Wood Walker Incorporated shall not have withdrawn the Fund Fairness Opinion.

   The General Partners and the Fund may waive any condition specified in this
Section 10.3 if they execute a writing so stating at or prior to the Closing.

                                  ARTICLE XI

                                  Termination

   11.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the General Partners, the limited partners of the Fund, the OP General Partner or the stockholders of APF, respectively, either by the mutual written consent of APF, the OP General Partner and the General Partners or by mutual action of the General Partners and the Boards of Directors of each of the corporate General Partner and the OP General Partner and the Special Committee.

   11.2 Termination by Individual Parties. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee and the Board of Directors of the OP General Partner in the event of a failure of a condition to the obligations of APF and the Operating Partnership set forth in
Section 10.2 of this Agreement; (b) by the General Partners in the event of a failure of a condition to the obligations of General Partners or the Fund set forth in Section 10.3 of this Agreement; (c) any Party if the Merger shall not have occurred by December 31, 1999 or (d) if a United States federal or state court of competent jurisdiction or United States federal or state governmental agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, in the case of a termination pursuant to clause (a) or (b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

   11.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article XI, no Party hereto (or any of its directors or officers) shall have any liability or further obligation to any other Party to this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement or the obligations set forth in Sections 9.4 and 13.11.

                                  ARTICLE XII

                                Indemnification

   12.1 Indemnity Obligations of the General Partners and the Fund. Subject to Sections 12.5 and 12.6 hereof, each of the General Partners severally, in accordance with its percentage interest in the Share Consideration and limited in amount to the value of the APF Common Shares received by it, based upon the average per share closing price of the APF Common Shares for the first twenty trading days after the APF Common Shares are listed on NYSE (the "20 Day Average Price"), agree to indemnify and hold APF, the OP General Partner and the Surviving Partnership harmless from, and to reimburse APF, the OP General Partner and the Surviving Partnership for, any APF Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "APF Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, cost, or expense of any nature whatsoever resulting from (i) any breach of any representation and warranty of any of the General Partners or the Fund which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements, or undertakings of any of the General Partners or the Fund which are contained in or made pursuant to this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 12.1.

   12.2 Indemnity Obligations of APF, the OP General Partner and the Operating Partnership. Subject to Sections 12.5 and 12.6 hereof, APF, the OP General Partner and the Operating Partnership (including in its capacity as the Surviving Partnership) hereby jointly and severally agree to indemnify and hold each of the General Partners and the Fund harmless from, and to reimburse each of the General Partners and the Fund for, any Fund Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "Fund Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, cost, or expense of any nature whatsoever incurred by any of the General Partners or the Fund resulting from
(i) any breach of any representation and warranty of APF, the OP General Partner or the Operating Partnership which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements, or undertakings of APF, the OP General Partner and the Operating Partnership which are contained in or made pursuant to the terms and conditions of this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this
Section 12.2.

   12.3 Appointment of Representative. James M. Seneff, Jr. is hereby appointed as the exclusive agent of the General Partners and the Fund to act on their behalf with respect to any and all Fund Indemnity Claims and any and all APF Indemnity Claims arising under this Agreement or such other representative as may be hereafter appointed by the General Partners. Such agent is herein referred to as the "Representative." The Representative shall take, and the General Partners agree that the Representative shall take, any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the General Partners and the Fund, as fully as if such parties were acting on their own behalf, including, without limitation, asserting Fund Indemnity Claims against APF, the OP General Partner and the Operating Partnership, defending all APF Indemnity Claims, consenting to, compromising, or settling all Fund Indemnity Claims and APF Indemnity Claims, conducting negotiations with APF, the OP General Partner and the Operating Partnership and their representatives regarding such claims, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants, or other representatives in connection with the foregoing matters. APF, the OP General Partner and the Operating Partnership shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the General Partners and the Fund. The Representative, acting pursuant to this Section 12.3, shall not be liable to any of the General Partners or the Fund for any act or omission, except in connection with any act or omission that was the result of the Representative's bad faith or gross negligence.

   12.4 Notification of Claims. Subject to the provisions of Section 12.5, in the event of the occurrence of an event which any Party asserts constitutes an APF Indemnity Claim or a Fund Indemnity Claim, as applicable, such Party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim and which is in the possession of the indemnified party. If such event involves the claim of any third party (a "Third-Party Claim"), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment, or compromise of any such Third-Party Claim, and to employ counsel to assist such indemnifying party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third-Party Claim, to join in the defense, settlement, adjustment, or compromise of the same. An indemnified party's failure to give timely notice or to furnish the indemnifying party with any relevant data and documents in connection with any Third-Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such Party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party. Any indemnifying party may elect, at such Party's sole expense, to assume control of the defense, settlement, adjustment, or compromise of any Third-Party Claim, with counsel reasonably acceptable to the indemnified parties, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all indemnified parties before entering into any settlement, adjustment, or compromise of such claims, or ceasing to defend against such claims, unless such settlement is a cash settlement and contains an unconditional release of the indemnified party from all existing and future claims with respect to the matter being contested. In connection with any Third-Party Claim, the indemnified party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third-Party Claim.

   12.5 Survival. All representations and warranties, and, except as otherwise provided in this Agreement, all covenants and agreements of the parties contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive until eighteen months from the Closing Date; provided, however, the representations and warranties contained in Sections 6.2, 6.3 and 7.11 shall survive until the expiration of the applicable statute of limitations with respect to the matters covered thereby. No claim shall be made after the applicable survival period.

   12.6 Limitations. Notwithstanding the foregoing, any claim by an indemnified party against any indemnifying party under this Agreement shall be payable by the indemnifying party only in the event, and to the extent, that the accumulated amount of the claims in respect of such indemnifying party's obligations to indemnify under this Agreement shall and the other claims described in Article XIII exceed in the aggregate the dollar amount specified in Article XIII. As to APF Indemnity Claims, the liability of each General Partner shall be limited as provided in Article XIII.

   12.7 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, no Party hereto is making any representation, warranty, covenant, or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, or agreement contained herein or in any certificate or other document delivered pursuant hereto relating to the Merger shall give rise to any right on the part of any Party hereto, after the consummation of the Merger, to rescind this Agreement or the transactions contemplated by this Agreement. Following the consummation of the Merger, the rights of the Parties under the provisions of this Article XII shall be the sole and exclusive remedy available to the Parties with respect to claims, assertions, events, or proceedings arising out of or relating to the Merger.

                                  ARTICLE XIII

                            Limitation of Liability

   13.1 Threshold. Notwithstanding anything to the contrary stated in this Agreement, in no event (i) shall the General Partners or any of them have any liability to APF and/or the OP General Partner and the Surviving Partnership on account of any APF Indemnity Claim or for any claim for breach of warranty or for misrepresentation, or any other claim whatsoever arising under this Agreement or in connection with the transaction contemplated herein (individually a "Claim" and collectively, "Claims") or for any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever directly resulting from Claims (collectively, "Losses") unless, until and only to the extent that the accumulated amount of all Losses exceeds the amount of $424,324 in the aggregate (the "Threshold") nor (ii) shall the individual or aggregate liability of the General Partners on account of Claims and Losses exceed the value of APF Common Shares actually issued to the General Partners in the Merger valued at the 20 Day Average Price. To the extent that any Claim is asserted against more than one General Partner, each General Partner shall be liable only for such General Partner's proportionate share of the Claim based on the percentage that the APF Common Shares received by such General Partner in the Merger is of the total APF Commons Shares comprising the Share Consideration. Any Claim against a General Partner, including an APF Indemnity Claim, may be satisfied by such General Partner, in its sole discretion, by surrendering to the claimant(s) APF Common Shares at a value equal to the closing price per share of such shares on the NYSE on the last trading day preceding the date such APF Common Shares are surrendered.

   13.2 Special Indemnification. APF agrees to indemnify, defend and hold harmless the General Partners against any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever, including reasonable attorneys' fees, arising after the Effective Time that would have arisen in their capacity as General Partners of the Fund had the Merger not been consummated and that are the result of APF's alleged actions or inactions. The Threshold described in Section 13.1 above shall not apply to APF obligations to indemnify the General Partners pursuant to this
Section 13.2.

                                  ARTICLE XIV

                                 Miscellaneous

   14.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of APF and the General Partners; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

   14.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

   14.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

   14.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of APF and the General Partners.

   14.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   14.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   14.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given, as of the date two business days after mailing, if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to the Fund or the General Partners:

     c/o James M. Seneff, Jr.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 423-2894

  With copy to:

     Baker & Hostetler LLP
     Sun Trust Center, Suite 2300
     200 South Orange Avenue
     Orlando, Florida 32801
     Attn: Kenneth C. Wright, Esq.
     Telecopy: (407) 841-0168

  If to APF or the Operating Partnership:

     Curtis B. McWilliams
     Executive Vice President
     CNL American Properties, Inc.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 650-1000

  With copy to:

     Shaw Pittman Potts & Trowbridge
     2300 N Street, N.W.
     Washington, D.C. 20037
     Attn: John M. McDonald, Esq.
     Telecopy: (202) 663-8007

   Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

   14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   14.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by APF, the OP General Partner and the General Partners. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   14.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   14.11 Expenses. If the Closing occurs, APF will bear all costs and expenses of the Parties incurred in connection with this Agreement and the transactions contemplated hereby to the extent not already paid by the Fund or the General Partners. If the Closing does not occur, APF, the OP General Partner and the Operating Partnership will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and the General Partners and the Fund will divide their costs and expenses (including legal fees and expenses) as follows:
(i) the Fund shall bear that percentage of the costs and expenses equal to the percentage obtained by dividing the number of Fund votes in favor of the Merger by the sum of the total number of votes cast and the total number of abstentions and (ii) the General Partners shall bear the remainder of the costs and expenses.

   14.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

   14.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

   14.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 13.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

   14.15 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in and for Orange County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer


                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner


                                          By: /s/ Robert A. Bourne
                                          Its: President


                                          CNL APF GP Corp.


                                          By: /s/ Robert A. Bourne
                                          Its: President


                                          CNL INCOME FUND X, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer


                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer


                                          /s/ Robert A. Bourne
                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.
                                          James M. Seneff, Jr., as General
                                           Partner

                       CNL AMERICAN PROPERTIES FUND, INC.
                          SUPPLEMENT DATED     , 1999
                                       TO
                   PROSPECTUS/CONSENT SOLICITATION STATEMENT
                             DATED           , 1999
                          FOR CNL INCOME FUND XI, LTD.

   This Supplement is being furnished to you, as a Limited Partner of CNL Income Fund XI, Ltd., which we refer to as the Income Fund, for the purpose of enabling you to evaluate the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., a Maryland corporation, which is a real estate investment trust. This Supplement is designed to summarize only the risks, effects, fairness and other considerations of the proposed acquisition that are unique to you and the other Limited Partners of your Income Fund. This Supplement does not purport to provide an overall summary of the proposed acquisition and should be read in conjunction with the accompanying Prospectus/Consent Solicitation Statement, which includes detailed discussions regarding APF and the other Income Funds being acquired by APF. Accordingly, the discussions in this Supplement are qualified by the more expanded treatment of these matters appearing in the Prospectus/ Consent Solicitation Statement. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" when used herein refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of your Income Fund. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., a wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership.

                                    OVERVIEW

   Pursuant to the Prospectus/Consent Solicitation Statement and this Supplement, you are being asked to approve the Acquisition of your Income Fund by APF. Your Income Fund is one of 18 limited partnerships (which we refer to collectively as the Funds) that APF is seeking to acquire. Supplements have also been prepared for each of the other Funds, copies of which may be obtained without charge to each Limited Partner or his representative upon written request to D.F. King & Co., 77 Water Street, New York, New York 10005.

What is APF?

   APF is a full-service real estate investment trust (or a REIT), formed in 1994, whose primary business, like that of the Funds, is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. As a full-service REIT, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains, from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time of the consummation of the Acquisition and will be one of the largest triple-net lease REITs in the United States.

How many shares of common stock (or APF Shares) will I receive if my Income Fund is acquired by APF?

   Your Income Fund will receive 4,394,196 APF Shares. You will receive your pro rata portion of such shares in accordance with the terms of your Income Fund's partnership agreement. APF has assigned a value, which we refer to as the Exchange Value, of $10.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing. It is possible that the APF Shares will trade at prices substantially below the Exchange Value. APF has, however, recently sold approximately 75 million APF Shares through three public offerings at offering prices per APF share equal to the Exchange Value. At December 31, 1998, of the approximately $750 million raised by APF, APF has used approximately $550 million to acquire restaurant properties and to make mortgage loans and had approximately $120 million in uninvested proceeds which it expects to invest during the first quarter of 1999. The remaining proceeds were used to pay fees and other offering expenses.

What is the required vote necessary to approve the Acquisition?

   Pursuant to the terms of your Income Fund's partnership agreement, APF's acquisition of your Income Fund may not be consummated without the approval of greater than 50% of the outstanding limited partnership Units. Such an approval by your Income Fund's limited partners will be binding on you even if you vote against the Acquisition.

Did you receive a fairness opinion in connection with APF's acquisition of my Fund?

   Yes. Legg Mason Wood Walker, Incorporated rendered an opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds.

Do you, as the general partners of my Income Fund, recommend that I vote in favor of the proposed Acquisition?

   Yes. We unanimously recommend that you vote "For" the proposed Acquisition. We believe that the Acquisition is the best means to maximize the value of your investment in your Fund as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

How do I vote?

   Just indicate on the enclosed consent form how you want to vote, and sign and mail it in the enclosed postage-paid return envelope as soon as possible, so that at the Special Meeting of Limited Partners, your Units may be voted "For" or "Against" APF's acquisition of your Income Fund. If you sign and send in your consent form and do not indicate how you want to vote, your consent form will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?

   Yes, subject to certain limitations. If you vote "Against" the Acquisition, but your Income Fund is nevertheless acquired by APF, you may elect to receive a payment (which we call the Cash/Notes Option) that is 10% in cash and 90% in
  % Callable Notes due        , 2006 (or Notes) based on the liquidation value
of your Income Fund, as determined by Valuation Associates, the appraisal firm that we engaged in connection with the Acquisition. Such liquidation value will be lower than the aggregate Exchange Value of the APF Shares offered to your Income Fund in the Acquisition. The Notes will bear interest at a rate equal to
  %, which was determined based on 120% of the applicable federal rate as of
       , 1999. Please note that you may only receive the Cash/Notes Option if you have voted "Against" the Acquisition and you elect to receive the Cash/Notes Option on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you voted "For" the Acquisition, or you voted "Against" the Acquisition and did not affirmatively select the Cash/Notes Option. The Notes will not be listed on any exchange or automated quotation system, and a market for the Notes will not likely develop.

What are the tax consequences of the Acquisition to me?

   The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners in your Income Fund are tax-deferred or tax-exempt entities (for example, pension plans, 401(k) plans or IRAs), if you are a person subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will be based on the difference between the value of the APF Shares or the tax basis of your Units. If you elect the Cash/Notes Option, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares, Notes and cash received by your Income Fund over the tax basis of your Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain real property gain.

  We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

   We have estimated, based on the Exchange Value, that the gain per average original $10,000 investment in your Income Fund will be $2,109. To review the tax consequences to the Limited Partners of the Funds in
greater detail, see pages    through    of the Prospectus/Consent Solicitation
Statement and "Federal Income Tax Considerations" in this Supplement.

                                  RISK FACTORS

   As a result of APF's Acquisition of your Income Fund, you will assume the risks associated with the assets of APF and the other Funds acquired by APF. Although the majority of APF's assets and the assets of the other Funds acquired by APF are substantially similar to those of your Income Fund, the restaurant properties owned by APF and the other Funds acquired by APF may be differently constructed, located in a different geographic area or of a different restaurant chain than the restaurant properties owned by your Income Fund. Because the market for real estate may vary from one region of the country to another, the change in geographic diversity may expose you to different and greater risks than those to which you are presently exposed. For geographic information regarding APF's and the Funds' restaurant properties, see "APF's Business and The Restaurant Properties--Business Objectives and Strategies" and "--The Restaurant Properties--General" and "Business of the Funds--Description of Restaurant Properties" in the Prospectus/Consent Solicitation Statement.

   The following is a description of the most significant potential disadvantages, adverse consequences and risks of the Acquisition that are applicable to your Income Fund. This description is qualified in its entirety by the more detailed discussion in the section entitled "Risk Factors" contained in the Prospectus/Consent Solicitation Statement.

 Investment Risks

 . Uncertainty Regarding the Exchange Value and Trading Price of APF Shares Following Listing. Your Income Fund will be receiving 4,394,196 APF Shares if your Income Fund approves the Acquisition. There has been no prior market for the APF Shares, and it is possible that the APF Shares will trade at prices substantially below the Exchange Value or the historical book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Funds who become APF stockholders as a result of the Acquisition, will have transformed their investment in non-tradable Units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares is relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at amounts substantially less than the Exchange Value as a result of increased selling activity following the issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

 . Decrease in Distributions. In each of the years ended December 31, 1995, 1996 and 1997, your Income Fund made $885 in distributions per $10,000 investment to you. Based on APF's pro forma financial information, and assuming APF acquires only your Income Fund and that each Limited Partner of your Income receives only APF Shares, you would have received, for the year ended December 31, 1997, $626 in distributions per $10,000 of original investment, which is 29.3% less than the $885 distributed to you as Limited Partner during the same period. The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the year ended December 31, 1997 and for the nine months ended September 30, 1998 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition. See "Cash Distributions to Limited Partners of Your Fund."

 . Conflicts of Interest in the Acquisition; Substantial Benefits to Related Parties. There are certain conflicts of interest inherent in the structure of the Acquisition of your Income Fund. We, James M. Seneff, Jr. and Robert A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne, are the three general partners of the Funds. As Board members of APF, Messrs. Seneff and Bourne, have an interest in the completion of the Acquisition that may or may not be aligned with your interests as a Limited Partner of the Income Fund or with their own positions as the general partners of your Income Fund. Assuming only your Income Fund is acquired in the Acquisition, we will receive 41,846 APF Shares. In the event that your Income Fund is not acquired, however, we, as the general partners of your Income Fund, may be required to pay all or a substantial portion of the Acquisition costs allocated to your Income Fund to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition. For additional information regarding the Acquisition costs allocated to your Income Fund, see "Comparison of Alternative Effect on Financial Condition and Results of Operations" contained in this Supplement.

 . Fundamental Change in Nature of Investment. The Acquisition of your Income Fund involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in your Income Fund, which has a fixed portfolio of restaurant properties in which you participate in the profits from the operation of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple-net basis, on the date that the Acquisition is consummated (assuming only your Income Fund was acquired as of September 30, 1998), 396 restaurant properties. The risks inherent in investing in an operating company such as APF include APF's ability to invest in new restaurant properties that are not as profitable as APF anticipated, the incurrence of substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and making mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay.

   As an APF stockholder, you will receive the benefits of your investment through (i) dividend distributions on, and (ii) increases in the value of, your APF Shares. In addition, your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale or refinancing of your Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares (or from the combination of cash paid to and payments on any Notes if you elect the Cash/Notes Option). An investment in APF may not outperform your investment in the Income Fund.

 . Original Investment Timeframe. Your Income Fund's partnership agreement provides that unless earlier terminated pursuant to its terms, your Income Fund will be terminated, dissolved, and its assets liquidated on December 31, 2031. At the time of your Income Fund's formation, we contemplated that its investment program would terminate (and its investments would be liquidated) some time between 1999 and 2004. We have no current plans to dispose of your Income Fund's restaurant properties if the Limited Partners do not approve the Acquisition.

 Real Estate/Business Risks

 . Risk of Default on Mortgage Loans and Market Risks associated with Securitizations. APF will be subject to certain risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default.

   In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize (thereby remaining exposed to the related credit and repayment risks on such mortgage loans,) and seek a different source for funding its operations than securitizations.

    APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would typically retain a residual-interest security and may retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default, and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

    APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

 . Risks Associated with Leverage. APF has funded and intends to continue to Fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. At the time of the consummation of the Acquisition, as a general policy, APF's Board of Directors will borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's funds from operations and its ability to make distributions to its stockholders.

 . Acquisition and Development Risks. APF plans to pursue its growth strategy through the acquisition and development of additional restaurant properties. To the extent that APF does pursue this growth strategy, we do not know that it will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

 Tax Risks

 . Failure of APF to Qualify as a REIT for Tax Purposes. If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to the federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

 . Risks Associated with Distribution Requirements. Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to maintain its status as a REIT.

 . Changes in Tax Law. APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans. For a more detailed discussion of the risks associated with the Acquisition, see "Risk Factors" in the Prospectus/Consent Solicitation Statement.

                       CONSIDERATION PAID TO INCOME FUND

   The following table sets forth, for your Income Fund (i) the aggregate amount of original Limited Partner investments in each Fund less any distributions of net sales proceeds paid to the Limited Partners of that Fund,
(ii) the original amount of Limited Partner investments in each Fund less any distributions of net sales proceeds per average $10,000 investment, (iii) the number of APF Shares to be paid to your Income Fund, (iv) the estimated value of the APF Shares paid to your Income Fund, (v) the estimated Acquisition expenses allocated to your Income Fund, (vi) the estimated value, based on the Exchange Value, of APF Shares paid to your Income Fund after deducting Acquisition expenses, and (vii) the estimated value, based on the Exchange Value, of APF Shares you will receive for each $10,000 of your original investment:

  Original      Original Limited
   Limited     Partner Investments                                                Estimated Value
   Partner          Less Any                                           Estimated   of APF Shares
 Investments    Distributions of               Estimated               Value of         per
  Less Any     Net Sales Proceeds  Number of   Value of               APF Shares  Average $10,000
Distributions      per $10,000     APF Shares APF Shares   Estimated     after       Original
of Net Sales        Original       Offered to Payable to  Acquisition Acquisition Limited Partner
Proceeds (1)      Investment(1)     Fund(2)     Fund(3)    Expenses   Expenses(3)  Investment(3)
-------------  ------------------- ---------- ----------- ----------- ----------- ---------------
 $40,000,000         $10,000       4,394,196  $43,941,960  $485,944   $43,456,016     $10,759

--------
(1) Income Fund has had no distributions of net sales proceeds.
(2) The APF Shares payable to each Fund as set forth in this chart will not change if APF acquires fewer than all of the Funds in the Acquisition. This number assumes that none of the Limited Partners of the Fund has elected the Cash/Notes Option.
(3) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be at prices significantly below the Exchange Value.

   Upon completion of the Acquisition of your Income Fund, the operations and existence of your Income Fund will cease. For more detailed information, see "The Acquisition" in the Prospectus/Consent Solicitation Statement. If your Income Fund does not approve the Acquisition, we do not contemplate that your Income Fund would be liquidated in the near future. The Acquisition, however, does not result in an all-cash payment to you in the liquidation of your investment. For example, if you are eligible for and choose the Cash/Notes Option, you become a Noteholder of APF. You will have exchanged your Units for unsecured debt obligations of APF which may not be retired in full until
        , 2006, a date approximately seven years after the date the Acquisition of your Income Fund occurs. On the other hand, if you exchange your Units for APF Shares, you will receive an equity interest in APF whose marketability will depend upon the market that may develop with respect to the APF Shares, which will be listed on the NYSE.

                          EXPENSES OF THE ACQUISITION

   If your Income Fund approves the Acquisition, the portion of the Acquisition expenses attributable to your Income Fund will be paid by your Income Fund, as detailed below. The number of APF Shares paid to your Income Fund would reflect a reduction for your Income Fund's expenses of the Acquisition.

   If the Acquisition of your Income Fund is not approved, we will bear a percentage of all Acquisition expenses equal to the total number of abstentions and "Against" votes cast by the Limited Partners of your Income Fund, divided by the total number of abstentions and votes cast by you and the other Limited Partners of your Income Fund. In such event, your Income Fund will bear the remaining Acquisition expenses.

   The following table sets forth the estimated Acquisition expenses of acquiring your Income Fund:

                         Pre-closing Transaction Costs

      Legal Fees...................................................... $ 20,530
      Appraisals and Valuation........................................    8,212
      Fairness Opinions...............................................   36,954
      Registration, Listing and Filing Fees...........................       --
      Soliciting Dealer Fee...........................................   85,901
      Financial Consulting Fees.......................................       --
      Environmental Fees..............................................   51,325
      Accounting and Other Fees.......................................   59,502
                                                                       --------
        Subtotal......................................................  262,424

                           Closing Transaction Costs

      Transfer Fees and Taxes.........................................   82,384
      Legal Fees......................................................   72,351
      Recording Costs.................................................       --
      Other...........................................................   68,785
                                                                       --------
        Subtotal......................................................  223,520
                                                                       --------
      Total........................................................... $485,944
                                                                       ========

                                 REQUIRED VOTE

Limited Partner Approval Required by the Partnership Agreement

   Article 12 of your Income Fund's partnership agreement provides that the vote of Limited Partners representing greater than 50% of the outstanding Units is required to approve a "Liquidating Sale," which is defined by the partnership agreement to include a transaction or series of transactions resulting in the transfer of 80% or more in value of Income Fund's restaurant properties acquired within two years of the initial date of the prospectus (March 12, 1992). Because the Acquisition of your Income Fund is a Liquidating Sale within the meaning of the partnership agreement, it may not be consummated without the approval of Limited Partners representing greater than 50% of the outstanding Units.

Required Amendment to the Partnership Agreement

   Your Income Fund's partnership agreement includes one provision that may prevent the successful completion of APF's Acquisition of your Income Fund. This provision must be amended in order to successfully complete the Acquisition. Therefore, if you vote "For" the Acquisition, you will also be asked to vote in favor of this amendment. The proposed amendment is summarized below:

  . Amendment to Roll-Up Prohibition. Article 21 of the partnership agreement currently provides that your Income Fund may not participate in any transaction involving (i) the acquisition, merger, conversion or consolidation, either directly or indirectly, of your Income Fund, and
    (ii) the issuance of securities of any other partnership, real estate investment trust, corporation, trust or other entity that would be created or would survive after the successful completion of such transaction.

   If the Limited Partners holding a majority of the Units approve this amendment to your Income Fund's partnership agreement your Income Fund, Article 21 will be deleted in its entirety.

Partnership Agreement Amendment Procedures

   Pursuant to Article 13 of your Income Fund's partnership agreement, we may propose amendments to the partnership agreement. Article 13 of the partnership agreement requires that we furnish you with a verbatim statement of the proposed amendment, which is attached to this Supplement as Appendix C, and to include an opinion of our counsel regarding whether the proposed amendment would result in changing your Income Fund to a general partnership, changing our liability or your liability, or allowing you to take part in the control or management of your Income Fund. The form of opinion of Baker & Hostetler, LLP attached to this Supplement as Appendix D.

Consequence of Failure to Approve the Acquisition or the Amendments

   If the Limited Partners of your Income Fund representing greater than 50% of the outstanding Units do not vote "For" the Acquisition and the proposed amendment to the partnership agreement, the Acquisition may not be consummated under the terms of the partnership agreement. In such event, we plan to continue to operate your Income Fund as a going concern and to eventually dispose of your Income Fund's restaurant properties approximately 7 to 12 years after they were acquired (or as soon thereafter as, in our opinion, market conditions permit), as contemplated by the terms of the partnership agreement.

Special Meeting to Discuss the Acquisition

   We have scheduled a special meeting of the Limited Partners of your Income Fund to discuss the solicitation materials, which include the Prospectus/Consent Solicitation Statement, this Supplement and the other materials distributed to you, and the terms of APF's Acquisition of your Income Fund, prior to voting on the Acquisition. The special meeting will be held at
10:00 a.m., Eastern time, on               , 1999, at
                                          . We and members of APF's management
intend to solicit actively your support for the Acquisition and would like to use the special meeting to answer questions about the Acquisition and the solicitation materials (as defined below) and to explain in person our reasons for recommending that you vote "For" the Acquisition.

                                VOTING PROCEDURE

   The Prospectus/Consent Solicitation Statement, this Supplement, the accompanying transmittal letter, the power of attorney and the consent form constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" the Acquisition of your Income Fund by APF.

   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding Units of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, in the manner described in the Prospectus/Consent Solicitation

Statement. A copy of the Agreement and Plan of Merger dated March 11, 1999, by and between APF and your Income Fund is attached hereto as Appendix B. We encourage you to read it.

   If you are not planning on attending the special meeting of the Limited Partners of your Income Fund and voting in person, you should complete and return the consent form before the expiration of the solicitation period. The solicitation period is the time period during which you may vote "For" or "Against" the Acquisition of your Income Fund. The solicitation period will commence upon delivery of the solicitation materials to you (on or about
           , 1999 and will continue until the later of (a)           , 1999 (a
date not less than 60 calendar days from the initial delivery of the solicitation materials), or (b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond December 31, 1999. Any consent form received by Corporate Election Services prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your Units will be counted as voting "Against" the Acquisition of your Income Fund and you will receive APF Shares if your Income Fund is acquired.

   The consent form consists of two parts. Part A seeks your consent to APF's Acquisition of your Income Fund and certain related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve are described above under "Required Vote--Required Amendment to the Partnership Agreement." If you have interests in more than one Income Fund, you will receive multiple consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter (including the Acquisition), you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without requiring your signatures on multiple documents.

                 COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                  TO THE GENERAL PARTNERS AND THEIR AFFILIATES

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by your Income Fund to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure, which will be in effect after the Acquisition, had been in effect during the years presented below.

   Under your Income Fund's partnership agreement, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. The partnership agreement also provide that we are to be reimbursed for our expenses for services performed for your Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. If your Income Fund is acquired, it will share in the overall cost of managing the consolidated portfolio of properties owned by APF. As stockholders of APF, you and the other former Limited Partners of your Income Fund will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1998, the aggregate amounts accrued or paid by your Income Fund to us are shown below under "Historical" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the years presented, are shown below under "Pro Forma":

                                                                   Nine Months
                                          Year Ended December 31,     Ended
                                          ----------------------- September 30,
                                           1995    1996    1997       1998
                                          ------- ------- ------- -------------
Historical:
  General Partner Distributions..........      --      --      --         --
  Property Management Fees............... $36,930 $37,293 $37,974    $28,975
  Broker/Dealer Commissions(1)...........      --      --      --         --
  Due Diligence and Marketing Support
   Fees..................................      --      --      --         --
  Acquisition Fees.......................      --      --      --         --
  Asset Management Fees..................      --      --      --         --
  Real Estate Disposition Fees(2)........      --      --      --         --
                                          ------- ------- -------    -------
    Total historical.....................  36,930  37,293  37,974     28,975
Pro Forma:
  Cash Distributions on APF Shares.......  29,239  31,381  24,353     19,366
  Salary Compensation....................     N/A     N/A     N/A        N/A
                                          ------- ------- -------    -------
    Total pro forma...................... $29,239 $31,381 $24,353    $19,366

--------
(1) A majority of the fees paid as broker-dealer commissions and due diligence and marketing support fees were reallowed to other broker-dealers participating in the offering of the Income Fund's Units.
(2) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners. To date, no such fees have been paid since the required minimum returns have not been made to the Limited Partners.

              CASH DISTRIBUTIONS TO LIMITED PARTNERS OF YOUR FUND

   The information below should be read in conjunction with the information contained herein under the caption "Financial Statements" and in the Prospectus/Consent Solicitation Statement under the caption "Summary--Our Reasons for the Acquisition--Prices for Fund Units."

   The following table sets forth the distributions paid to the Limited Partners of your Income Fund (per $10,000 original investment) for the periods indicated below:

                                                           Nine Months Ended
                                                           September 30, 1998
                                                          --------------------
                                 1993 1994 1995 1996 1997 Historical Pro Forma
                                 ---- ---- ---- ---- ---- ---------- ---------
Distributions from Income....... $800 $810 $793 $858 $816    $606      $475
Distributions from Return of
 Capital........................   31   46   92   27   69      50        23
                                 ---- ---- ---- ---- ----    ----      ----
  Total......................... $831 $856 $885 $885 $885    $656      $498
                                 ==== ==== ==== ==== ====    ====      ====

   Cash distributions for the year ended December 31, 1997 include $40,000 of amounts earned in 1997 but declared payable in the first quarter of 1998.

   The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the nine months ended September 30, 1998 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition.

   Assuming APF maintains its current level of debt for acquiring future restaurant properties, the expected distribution rate per APF Share will be 8.8% (assuming a $10.00 per APF Share price based on the Exchange Value, the annualized dividend per year is expected to be $0.88 per APF Share). Based on the number of APF Shares that you would receive in the Acquisition per your average $10,000 original investment and this distribution rate, you would receive an annual distribution of approximately $947.

                                    FAIRNESS

General

   We believe the Acquisition to be fair to, and in the best interests of your Income Fund. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

   .the terms of the Acquisition are fair to you and the other Limited Partners; and

  . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and certain alternatives to the Acquisition and a review of the financial condition and performance of APF and your Income Fund and the terms of critical agreements, such as your Income Fund's partnership agreement.

   We also believe that the Acquisition is procedurally fair for several reasons. First, the Acquisition is required to be approved by Limited Partners holding greater than 50% of the outstanding Units of your Income Fund and is subject to certain conditions. Second, if your Income Fund is acquired, all Limited Partners of your Income Fund who vote against the acquisition will be given the option of receiving APF Shares or the Cash/Note Option.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others, our relief from certain ongoing liabilities with respect to the Income Fund if it is acquired by APF. For a further discussion of the conflicts of interest and potential benefits of the Acquisition to us, see "Conflicts of Interest" below.

Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners of your Income Fund and maximizes the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Fund. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the Cash/Notes Option, constitutes fair value. In addition, we compared the values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair and is the best way to maximize the return on your investment in light of the values of such consideration.

   2. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners of your Income Fund and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisal of your Income Fund's restaurant properties prepared by Valuation Associates and upon the fairness opinion provided by Legg Mason. A copy of the fairness opinion is attached hereto as Appendix A. We encourage you to read it. We attributed significant weight to the appraisal of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisal of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisal and of Legg Mason to provide the fairness opinion assisted us in the fulfillment of our fiduciary duties to your Income Fund and the Limited Partners, notwithstanding that each of Valuation Associates and Legg Mason received fees for its services and notwithstanding that Legg Mason has previously provided investment banking services to the Funds and to Commercial Net Lease Realty, Inc., a former affiliate of ours. See "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.

   On rendering its opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

  . the value or fairness of the cash and promissory notes option;

  . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Funds' portfolios or assets if liquidated in real estate markets;

  . the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited Partners; or

  . any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the Cash/Notes Option.

   3. Valuation of Alternatives. Based on the appraisal of the Income Fund's restaurant properties, we estimated the value of your Income Fund as an ongoing concern and if liquidated. On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of your Income Fund.

   4. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Fund to Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   5. Net Book Value of the Income Fund. We calculated the book value of your Income Fund under generally accepted accounting principles, or GAAP, as of September 30, 1998 per $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is not indicative of the true fair market value of your Income Fund. This figure was compared to the (i) value of the Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998, (ii) value of the Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and
(iii) estimated value of the APF Shares, based on the Exchange Value, paid to each Fund per average $10,000 invested.

                             Summary of Valuations
                       (per $10,000 original investment)

                                                                Estimated
                                                              Value of APF
                                                               Shares per
                               GAAP               Going      Average $10,000
                               Book  Liquidation Concern     Original Limited
                              Value   Value(1)   Value(1) Partner Investment(2)
                              ------ ----------- -------- ---------------------
CNL Income Fund XI, Ltd. .... $8,517   $10,000   $10,730         $10,759

--------
(1) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.
(2) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of your Income Fund, we each have an independent obligation to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners of your Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants (including the Limited Partners in other Funds). James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to your Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to your Income Fund and also on APF's Board of Directors.

Substantial Benefits to General Partners

   As a result of the Acquisition (assuming only your Income Fund is acquired), we are expected to receive certain benefits, including that we will be relieved from certain ongoing liabilities with respect to Funds that are acquired by APF.

   With respect to our ownership in your Income Fund, we may be issued up to 41,846 APF Shares in the aggregate in accordance with the terms of your Income Fund's partnership agreement. The 41,846 APF Shares issued to us will have an estimated value, based on the Exchange Value, of approximately $418,460 thousand.

   James M. Seneff, Jr. and Robert A. Bourne (your individual general partners), will continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF. Furthermore, they will be entitled to receive stock options, under APF's stock option plan. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Funds if the Acquisition does not occur.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the Acquisition to you.

Certain Tax Differences between the Ownership of Units and APF Shares

   Because your Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your

Income Fund, regardless of whether any cash is distributed to you. If your Income Fund is acquired by APF, and you have voted "For" the Acquisition, you will receive APF Shares. If you have voted "Against" the Acquisition but your Income Fund is acquired by APF, you may elect the Cash/Notes Option, in which case you will receive cash and Notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Currently, as the owner of Units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Income Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than your Income Fund's tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by your Income Fund. As a result, APF's tax depreciation from the acquired restaurant properties will differ from your Income Fund's tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a larger portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see "--Taxation of APF" and "--Taxation of Stockholders--Taxable Domestic Stockholders" in the Prospectus/Consent Solicitation Statement.

Tax Consequences of the Acquisition

   In connection with the Acquisition and for federal income tax purposes, the assets (and any liabilities) of your Income Fund (if your Income Fund is acquired by APF) will be transferred to APF in return for APF Shares and/or cash and Notes. Your Income Fund will then immediately liquidate and distribute such property to you. The IRS requires that you recognize a share of the income or loss, subject to the limits described below, recognized by your Income Fund, including gain recognized as a result of the transfer of restaurant properties pursuant to the Acquisition. The estimated taxable gain and loss based on the Exchange Value, for an average $10,000 original Limited Partner investment in your Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                                 Estimated
                                                              Gain/(Loss) per
                                                              Average $10,000
                                                             Original Limited
                                                           Partner Investment(1)
                                                           ---------------------
CNL Income Fund XI, Ltd. .................................        $2,109

--------
(1) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

   Under section 351(a) of the Code, no gain or loss is recognized if (i) property is transferred to a corporation by one more individuals or entities in exchange for the stock of that corporation, and (ii) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman, APF's tax counsel, that, following the Acquisition, the Limited Partners of the Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least 80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect the Cash/Notes Option, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between (1) the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership and (2) the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or another Limited Partner in your Income Fund elect the Cash/Notes Option, your Income Fund will receive APF Shares, cash and Notes in exchange for your Income Fund's assets. Because the
principal portion of the Notes will not be due until     , 2006, the
acquisition of your Income Fund's assets, in part, in exchange for Notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the Notes is collected in the year of the Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to value of the APF Shares and cash received by your Income Fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price (without reduction for any selling expenses) for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, that are assumed or taken subject to by the Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares, cash and Notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset" (i.e., real property and depreciable assets used in a trade or business and held for more than one year). Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section 1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report his, her or its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive cash and Notes rather than APF Shares. Even though a Limited Partner's election of the Cash/Notes Option may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of your Income Fund's gain as determined under the partnership agreement of your Income Fund. Therefore, Limited Partners who elect the Cash/Notes Option may recognize gain in the year of the Acquisition despite the fact that they will receive only a small amount of cash and no publicly-traded instruments with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the Notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the Notes by the Limited Partners electing the Cash/Notes Option. See "--Tax Consequences of Liquidation and Termination of Your Fund" below.

   Tax Consequences of the Liquidation and Termination of Your Fund. If your Fund is acquired by APF, your Fund will be deemed to have liquidated and distributed APF Shares and/or cash and Notes, as the case may be, to you. The taxable year of your Income Fund will end at this time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition (including gain or loss resulting from the Acquisition described above). If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or cash and Notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of your Income Fund, determine to be pro rata based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive (determined on the closing date of the Acquisition) and your adjusted tax basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distribution of the APF Shares)). Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive cash and Notes in the Acquisition, you will recognize gain to the extent that the amount of cash you receive in the Acquisition exceeds your adjusted basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distributions of the cash and Notes)). Your basis in the Notes distributed to you will equal your adjusted basis in your Units, reduced (but not below zero) by the amount of any cash distributed to you and your holding period for the Notes for purposes of determining capital gain or loss from the disposition of the Notes will include your holding period for your Units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold Units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not an organization described in section 501(c)(7) (social clubs), section 501(c)(9) (voluntary employees' beneficiary associations), section 501(c)(17) (supplemental unemployment benefit trusts) or section 501(c)(20) (qualified group legal services plans) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Income Funds that are acquired by APF will equal the fair market value of the APF Shares plus the cash and the issue price of the Notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property may differ from the Income Fund's basis therein, and the restaurant properties may be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds following the Acquisition.

   For a discussion of the taxation of APF, see "Federal Income Tax Considerations--Taxation of APF" in the Prospectus/Consent Solicitation Statement.

     SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
        APF, FUNDS, ADVISOR AND CNL RESTAURANT FINANCIAL SERVICES GROUP
                      Nine Months Ended September 30, 1998

                                            Historical                                            Pro Forma
                        ----------------------------------------------------              --------------------------------
                                      CNL Income              CNL Restaurant
                                       Fund XI,                 Financial      Combined    Pro Forma          Combined Pro
                            APF          Ltd.       Advisor   Services Group  Historical  Adjustments            Forma
                        ------------  ----------- ----------- -------------- ------------ ------------        ------------
Operating Data
 Revenues:
 Rental and earned
  income..............  $ 22,947,199  $ 2,746,082 $        --  $        --   $ 25,693,281 $  9,635,208 (a)
                                                                                                46,259 (b)    $ 35,374,748
 Management fees......            --           --  21,405,127    5,122,366     26,527,493  (21,039,623)(c)
                                                                                            (2,875,906)(d)       2,611,964
 Interest and other
  income..............     6,117,911      114,469         751   18,463,647     24,696,778    1,526,547 (e)      26,223,325
                        ------------  ----------- -----------  -----------   ------------ ------------        ------------
 Total revenue........    29,065,110    2,860,551  21,405,878   23,586,013     76,917,552  (12,707,515)        64, 210,037
Expenses:
 General and
  administrative......     1,539,004      143,658   6,701,115    6,704,482     15,088,259   (1,306,871)(f)
                                                                                            (1,415,100)(g)
                                                                                               (34,952)(h)      12,331,336
 Advisory fees........     1,248,393       28,975          --    1,026,231      2,303,599   (2,303,599)(i)              --
 State taxes..........       397,569       24,370      15,226      220,180        657,345       57,979 (j)         715,324
 Depreciation and
  amortization........     2,693,020      343,995     131,539    1,000,493      4,169,047    3,146,798 (k)(l)    7,315,845
 Interest expense.....            --           --     105,668   14,234,533     14,340,201      (68,670)(m)      14,271,531
 Paid to affiliates...            --           --     256,456    1,569,202      1,825,658   (1,825,658)(n)              --
                        ------------  ----------- -----------  -----------   ------------ ------------        ------------
 Total expenses.......     5,877,986      540,998   7,210,004   24,755,121     38,384,109   (3,750,073)        34,634, 036
                        ------------  ----------- -----------  -----------   ------------ ------------        ------------
Net earnings (loss)
 before equity in
 earnings of joint
 ventures/minority
 interests, gain
 (loss) on sale of
 properties, gain on
 securitization, and
 provision (credit)
 for federal income
 taxes................    23,187,124    2,319,553  14,195,874   (1,169,108)    38,533,443   (8,957,442)         29,576,001
                        ------------  ----------- -----------  -----------   ------------ ------------        ------------
Equity in earnings of
 joint
 ventures/minority
 interests............       (23,271)     105,651          --       12,452         94,832           --              94,832
Gain (loss) on sales
 of properties........            --           --          --           --             --           --                  --
Gain on
 securitization.......            --           --          --    3,018,268      3,018,268           --           3,018,268
Provision (credit) for
 federal income taxes             --           --   5,607,415      708,666      6,316,081   (6,316,081)(o)              --
                        ------------  ----------- -----------  -----------   ------------ ------------        ------------
Net earnings..........  $ 23,163,853  $ 2,425,204 $ 8,588,459  $ 1,152,946   $ 35,330,462 $ (2,641,361)       $ 32,689,101
                        ============  =========== ===========  ===========   ============ ============        ============
Other Data:
 Weighted average
  number of shares of
  common stock
  outstanding during
  period..............    47,633,909          N/A         N/A          N/A            N/A           --          74,084,132 (p)
Total properties owned
 at end of period.....           357           39         N/A          N/A            N/A           --                 396
Funds from
 operations...........  $ 26,408,569  $ 2,841,354         N/A          N/A            N/A           --        $ 37,613,528
Total cash
 distributions
 declared.............  $ 26,460,446  $ 2,625,018         N/A          N/A            N/A           --        $ 37,613,528
Cash distributions
 declared per $10,000
 investment...........  $        572  $       656         N/A          N/A            N/A           --        $        508
                                                                               Combined    Pro Forma September 30,
                                   Historical September 30, 1998              Historical            1998
                        ---------------------------------------------------- ------------ --------------------------------
Balance Sheet Data
Real estate assets,
 net..................  $407,663,180  $29,756,528 $        --  $        --   $437,419,708 $ 12,898,407 (q)
                                                                                            26,052,741 (r)    $476,370,856
Mortgages/notes
 receivable...........    33,523,506           --          --  173,776,981    207,300,487      849,195 (r)     208,149,682
Accounts receivable,
 net..................       575,104       28,202   7,544,985    7,342,103     15,490,394   (7,854,642)(s)       7,635,752
Investment in/due from
 joint ventures.......       631,374    2,528,168          --           --      3,159,542    1,071,052 (q)       4,230,594
Total assets..........   566,383,967   35,549,591   8,429,809  197,528,789    807,892,156   32,935,476         840,827,632
Total
 liabilities/minority
 interest.............    14,478,585    1,481,173   5,049,152  185,998,045    207,006,955  (10,845,506)(s)(t)  196,161,449
Total equity..........   551,905,382   34,068,418   3,380,657   11,530,744    600,885,201   43,780,982 (q)(t)  644,666,183

--------

(a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and 2) properties that were developed by APF from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period.)

       Rental and earned income on Property Transactions by APF.... $9,635,208

(b) Represents $46,259 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1997.

(c) Represents the elimination of intercompany fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees..........................................  $ (1,569,202)
       Secured equipment lease fee...............................       (44,426)
       Advisory fees.............................................    (1,751,358)
       Reimbursement of administrative costs.....................      (292,754)
       Acquisition fees..........................................   (15,392,193)
       Underwriting fees.........................................      (254,945)
       Administrative fees.......................................      (148,491)
       Executive fee.............................................      (310,000)
       Guarantee fees............................................       (93,750)
       Servicing fee.............................................    (1,014,117)
       Development fees..........................................      (166,876)
       Consulting fee............................................        (1,511)
                                                                   ------------
        Total....................................................  $(21,039,623)
                                                                   ============

(d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

(e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

(f) Represents the elimination of intercompany expenses paid between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

       Reimbursement of administrative costs...................... $  (292,754)
       Servicing fee..............................................  (1,014,117)
                                                                   -----------
                                                                   $(1,306,871)
                                                                   ===========

(g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by APF were subject to capitalization during the entire period and 2) costs relating to properties not developed by APF were subject to capitalization up through the time that EITF 97-11 became effective.

       General and administrative costs............................ $(1,415,100)

(h) Represents savings of $34,952 in professional services and administrative expenses resulting from reporting on one combined company versus 22 separate entities.

(i) Represents the elimination of fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Advisory fees............................................... $(1,751,358)
       Administrative fees.........................................    (148,491)
       Executive fee...............................................    (310,000)
       Guarantee fees..............................................     (93,750)
                                                                    -----------
                                                                    $(2,303,599)
                                                                    ===========

(j) Represents additional state taxes of $57,979 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the Income Fund had operated under a REIT structure.

(k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (q) from acquiring the Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

       Depreciation expense.......................................... $1,585,334

(l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (q).

       Amortization of goodwill...................................... $1,561,464

(m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in footnote (4), II (d ) in the Notes to the Pro Forma Financial Statements attached to this Supplement.

       Interest expense............................................... $(68,670)

(n) Represents the elimination of fees paid to affiliates for fees incurred between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees............................................ $(1,569,202)
       Underwriting fees...........................................    (254,945)
       Consulting fee..............................................      (1,511)
                                                                    -----------
                                                                    $(1,825,658)
                                                                    ===========

(o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the acquisition. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

(p) APF Shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved the proposal to amend and restate APF's articles of incorporation to increase the number of authorized APF Shares.

(q) Represents the payment of $485,944 in cash and the issuance of 16,645,601 APF Shares in consideration for the purchase of the Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 using the Exchange Value of $10 per APF Share plus estimated transaction costs. The acquisitions of the Income Fund and the CNL Restaurant Financial Services Group have been accounted for under the purchase accounting method and goodwill was recognized to the extent the estimated value of the consideration paid exceeded the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on APF's statement of earnings. APF will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by APF.

       Income Fund...............................................  $ 43,941,955
       Advisor...................................................    76,000,000
       CNL Restaurant Financial Services Group...................    47,000,000
                                                                   ------------
        Total Purchase Price (cash and shares)...................   166,941,955
       Less cash paid to Income Fund.............................      (485,944)
                                                                   ------------
        Share consideration......................................   166,456,011
       Transaction costs of APF..................................     8,933,000
                                                                   ------------
        Total costs incurred.....................................  $175,389,011
                                                                   ============

  In addition, APF i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the Income Fund carrying value of land and building on operating leases by $10,447,559, net investment in direct financing leases by $2,450,848, investment in joint venture by $1,071,052, made downward adjustments to the carrying value of accrued rental income of $1,607,969, and made downward adjustments to other assets of $3,791,469 to adjust historical values to fair value, iii) recorded goodwill of $41,639,041 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $76,686,074 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $34,068,418 of the Income Fund, Advisor and CNL Restaurant Financial Services Group.

(r) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

(s) Represents the elimination by the Income Fund of $5,263 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by APF of $1,208,000 in related party payables recorded as receivables by the Advisor.

(t) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the acquisition of the CNL Restaurant Businesses since the acquisition agreements require that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the acquisition.

         SELECTED HISTORICAL FINANCIAL DATA OF CNL INCOME FUND XI, LTD.

   The following table sets forth certain financial information for the Income Fund, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of CNL Income Fund XI, Ltd." in this Supplement.

                            Nine Months Ended
                              September 30,            Year Ended December 31,
                         ----------------------- -----------------------------------
                            1998        1997        1997        1996        1995
                         ----------- ----------- ----------- ----------- -----------
Revenue (1)............. $ 2,966,202 $ 2,936,115 $ 3,998,538 $ 3,976,787 $ 3,920,528
Net income (2)..........   2,425,204   2,403,064   3,295,079   3,464,705   3,202,176
Cash distributions
 declared (3)...........   2,665,018   2,625,018   3,500,024   3,540,024   3,540,023
Net income per Unit (2)
 .......................        0.60        0.59        0.82        0.86        0.79
Cash distributions
 declared per
 Unit (3) ..............        0.67        0.66        0.88        0.89        0.89
Weighted average number
 of Limited Partner
 Units outstanding......   4,000,000   4,000,000   4,000,000   4,000,000   4,000,000
                              September 30,                 December 31,
                         ----------------------- -----------------------------------
                            1998        1997        1997        1996        1995
                         ----------- ----------- ----------- ----------- -----------
Total assets ........... $35,549,591 $35,775,010 $35,785,538 $36,003,045 $36,086,683
Total partners'
 capital................  34,068,418  34,291,223  34,308,232  34,513,177  34,588,496

--------
(1) Revenues include equity in earnings of unconsolidated joint ventures and minority interest in income of consolidated joint ventures.
(2) Net income for the year ended December 31, 1996, includes $213,685 from a gain on sale of land and building.
(3) Distributions for the year ended December 31, 1996, includes a special distribution to the Limited Partners of $40,000, which represented cumulative excess operating reserves.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
             AND RESULTS OF OPERATIONS OF CNL INCOME FUND XI, LTD.

Introduction

   The Income Fund is a Florida limited partnership that was organized on August 20, 1991, to acquire for cash, either directly or through joint venture arrangements, both newly constructed and existing restaurants, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains. The leases are triple-net leases, with the lessees responsible for all repairs and maintenance, property taxes, insurance and utilities. As of September 30, 1998, the Income Fund owned 39 restaurant properties, which included four restaurant properties owned by joint ventures in which the Income Fund is a co-venturer and one restaurant property owned with an affiliate as tenants-in-common.

Liquidity and Capital Resources

Nine Months Ended September 30, 1998 Compared to the Nine Months Ended
 September 30, 1997

   The Income Fund's primary source of capital for the nine months ended September 30, 1998 and 1997, was cash from operations (which includes cash received from tenants, distributions from joint ventures, and interest and other income received, less cash paid for expenses). Cash from operations was $2,934,890 and $2,743,042 for the nine months ended September 30, 1998 and 1997, respectively. The increase in cash from operations for the nine months ended September 30, 1998, is primarily a result of changes in income and expenses as described in "Results of Operations" below and changes in the Income Fund's working capital.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term, highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to the partners. At September 30, 1998, the Income Fund had $1,492,088 invested in such short-term investments, as compared to $1,272,386 at December 31, 1997. The funds remaining at September 30, 1998, after payment of distributions and other liabilities, will be used to meet the Income Fund's working capital and other needs.

   In October 1998, the Income Fund sold its restaurant property in Nashua, New Hampshire, to a third party for $1,748,000 and received net sales proceeds of $1,630,296, resulting in a gain of $461,862 for financial reporting purposes. The Income Fund intends to reinvest the net sales proceeds in a replacement restaurant property.

   Total liabilities of the Income Fund, including distributions payable, increased to $979,258 at September 30, 1998, from $975,905 at December 31, 1997. We believe that the Income Fund has sufficient cash on hand to meet its current working capital needs.

   Based on cash from operations, and for the nine months ended September 30, 1998, accumulated excess operating reserves, the Income Fund declared distributions to the Limited Partners of $2,665,018 and $2,625,018 for the nine months ended September 30, 1998 and 1997, respectively ($875,006 for each of the quarters ended September 30, 1998 and 1997). This represents distributions of $0.67 and $0.66 per unit for the nine months ended September 30, 1998 and 1997, respectively ($0.22 per unit for each applicable quarter). No distributions were made to us for the quarters and nine months ended September 30, 1998 and 1997. No amounts distributed to the Limited Partners for the nine months ended September 30, 1998 and 1997, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   We have the right, but not the obligation, to make additional capital contributions if we deem it appropriate in connection with the operations of the Income Fund.

The Years Ended December 31, 1997, 1996 and 1995

   The Income Fund's primary source of capital for the years ended December 31, 1997, 1996 and 1995, was cash from operations (which includes cash received from tenants, distributions from joint ventures and interest received, less cash paid for expenses). Cash from operations was $3,642,796, $3,601,714 and $3,652,185 for the years ended December 31, 1997, 1996 and 1995, respectively. The increase in cash from operations during 1997, as compared to 1996, is primarily a result of changes in income and expenses as described in "Results of Operations" below, and the decrease during 1996, as compared to 1995, is primarily a result of changes in the Income Fund's working capital during each of the respective years.

   Other sources and uses of capital included the following items during the years ended December 31, 1997, 1996 and 1995.

   In November 1996, the Income Fund sold its restaurant property in Philadelphia, Pennsylvania, for $1,050,000 and received net sales proceeds of $1,044,750, resulting in a gain of $213,685 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in September 1992, and had a cost of approximately $877,900, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $166,900 in excess of its original purchase price. As of December 31, 1996, the net sales proceeds of $1,044,750, plus accrued interest of $3,072, were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional restaurant property. The sale of this restaurant property was structured to qualify as a like-kind exchange transaction in accordance with
Section 1031 of the Internal Revenue Code. As a result, no gain was recognized for federal income tax purposes. Therefore, the Income Fund was not required to distribute any of the net sales proceeds from the sale of this restaurant property to Limited Partners for the purpose of paying federal and state income taxes.

   In January 1997, the Income Fund reinvested the net sales proceeds from the 1996 sale of the restaurant property in Philadelphia, Pennsylvania, in a Black-eyed Pea restaurant property located in Corpus Christi, Texas, with one of our affiliates as tenants-in-common. In connection therewith, the Income Fund and the affiliate entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to its applicable percentage interest. As of December 31, 1997, the Income Fund owned a 72.5% interest in this restaurant property.

   None of the restaurant properties owned by the Income Fund or the joint ventures in which the Income Fund owns an interest is or may be encumbered. Subject to certain restrictions on borrowing, however, the Income Fund may borrow funds but will not encumber any of the restaurant properties in connection with any such borrowing. The Income Fund will not borrow for the purpose of returning capital to the Limited Partners. The Income Fund will not borrow under arrangements that would make the Limited Partners liable to creditors of the Income Fund. We further have represented that we will use our reasonable efforts to structure any borrowing so that it will not constitute "acquisition indebtedness" for federal income tax purposes and also will limit the Income Fund's outstanding indebtedness to three percent of the aggregate adjusted tax basis of its restaurant properties. Certain of our affiliates from time to time incur certain operating expenses on behalf of the Income Fund for which the Income Fund reimburses the affiliates without interest.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to partners. At December 31, 1997, the Income Fund had $1,272,386 invested in such short-term investments as compared to $1,225,860 at December 31, 1996.

   During 1997, 1996 and 1995, certain of our affiliates incurred $83,747, $105,643 and $92,276, respectively, for certain operating expenses. As of December 31, 1997 and 1996, the Income Fund owed $6,648 and $2,121, respectively, to affiliates for such amounts, accounting and administrative services and management fees. As of February 28, 1998, the Income Fund had reimbursed the affiliates all such amounts. Other liabilities, including distributions payable, decreased to $969,257 at December 31, 1997, from $999,977 at December 31, 1996, partially as the result of the Income Fund's accruing a special distribution payable to the Limited Partners of $40,000 at December 31, 1996, which was paid in January 1997.

   During 1996, the Income Fund entered into an agreement with an unrelated third party to sell the Burger King restaurant property in Nashua, New Hampshire. As discussed above, in October 1998, the Income Fund sold its restaurant property in Nashua, New Hampshire to a third party for $1,748,000.

   Based on cash from operations, and during the years ended December 31, 1996 and 1995, cumulative excess operating reserves, the Income Fund declared distributions to the Limited Partners of $3,500,024, $3,540,024 and $3,540,023 for the years ended December 31, 1997, 1996 and 1995, respectively. This represents a distribution of $0.88 per Unit for the year ended December 31, 1997 and $0.89 per Unit for each of the years ended December 31, 1996 and 1995. We anticipate that the Income Fund will declare a special distribution to the Limited Partners during the quarter ending March 31, 1998, representing cumulative excess operating reserves. No amounts distributed to the Limited Partners for the years ended December 31, 1997, 1996 and 1995, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions.

   We believe that the restaurant properties are adequately covered by insurance. In addition, we have obtained contingent liability and restaurant property coverage for the Income Fund. This insurance is intended to reduce the Income Fund's exposure in the unlikely event a tenant's insurance policy lapses or is insufficient to cover a claim relating to the restaurant property.

   Due to low operating expenses and ongoing cash flow, we believe that the Income Fund has sufficient working capital reserves at this time. In addition, because all leases of the Income Fund's restaurant properties are on a triple-net basis, it is not anticipated that a permanent reserve for maintenance and repairs will be established at this time. To the extent, however, that the Income Fund has insufficient funds for such purposes, we will contribute to the Income Fund an aggregate amount of up to one percent of the offering proceeds for maintenance and repairs.

Results of Operations

Nine Months Ended September 30, 1998 Compared to the Nine Months Ended
 September 30, 1997

   During the nine months ended September 30, 1997, the Income Fund and its consolidated joint ventures, Denver Joint Venture and CNL/Airport Joint Venture, owned and leased 36 wholly-owned restaurant properties, and during the nine months ended September 30, 1998, the Income Fund and its consolidated joint ventures owned and leased 37 wholly-owned restaurant properties (including one restaurant property in Columbus, Ohio exchanged for one restaurant property in Danbury, Connecticut), to operators of fast-food and family-style restaurant chains. In connection therewith, during the nine months ended September 30, 1998 and 1997, the Income Fund, Denver Joint Venture and CNL/Airport Joint Venture earned $2,632,415 and $2,655,818, respectively, in rental income from operating leases and earned income from direct financing leases, $868,028 and $883,882 of which was earned during the quarters ended September 30, 1998 and 1997, respectively.

   In addition, for the nine months ended September 30, 1998 and 1997, the Income Fund owned and leased two restaurant properties indirectly through other joint venture arrangements and owned and leased one restaurant property with an affiliate as tenants-in-common. In connection therewith, during the nine months ended September 30, 1998 and 1997, the Income Fund earned $156,335 and $163,945, respectively, attributable to net income earned by unconsolidated joint ventures, $58,730 and $58,782 of which was earned during the quarters ended September 30, 1998 and 1997, respectively. Net income earned by joint ventures decreased during the nine months ended September 30, 1998, as compared to the nine months ended September 30, 1997, due to Ashland Joint Venture adjusting estimated contingent rental amounts accrued at December 31, 1997, to actual amounts billed during the nine months ended September 30, 1998.

   During the nine months ended September 30, 1998 and 1997, the Income Fund earned $114,469 and $53,455, respectively, in interest and other income, $16,421 and $25,999 of which was earned during the quarters ended September 30, 1998 and 1997, respectively. The increase in interest and other income during the nine months ended September 30, 1998 was primarily attributable to the Income Fund collecting and recognizing $60,000 in other income in May 1998, as a result of executing an amendment to a purchase and sale agreement with a third party to extend the closing date for the Burger King restaurant property located in Nashua, New Hampshire. In accordance with the terms of the amendment, the Income Fund was deemed to have earned the $60,000 upon execution of the amendment to extend the closing date of this restaurant property. This restaurant property was sold in October 1998, as described above in "Liquidity and Capital Resources."

   Operating expenses, including depreciation and amortization expense, were $540,998 and $533,051 for the nine months ended September 30, 1998 and 1997, respectively, $179,596 and $166,842 of which were incurred during the quarters ended September 30, 1998 and 1997, respectively.

The Years Ended December 31, 1997, 1996 and 1995

   During the years ended December 31, 1996 and 1995, the Income Fund owned and leased 35 wholly-owned restaurant properties (including one restaurant property in Philadelphia, Pennsylvania, which was sold in November 1996). During the year ended December 31, 1997, the Income Fund owned and leased 34 wholly-owned restaurant properties. In addition, during 1997, 1996 and 1995, the Income Fund was a co-venturer in four separate joint ventures that each owned and leased one restaurant property, and during 1997, the Income Fund owned and leased one restaurant property with an affiliate as tenants-in-common. As of December 31, 1997, the Income Fund owned, either directly or through joint venture arrangements, 39 restaurant properties which are subject to long-term, triple-net leases. The leases of the restaurant properties provide for minimum base annual rental amounts (payable in monthly installments) ranging from approximately $45,600 to $183,600. All of the leases provide for percentage rent based on sales in excess of a specified amount. In addition, some of the leases provide that, commencing in specified lease years (generally the sixth lease year), the annual base rent required under the terms of the lease will increase.

   During the years ended December 31, 1997, 1996 and 1995, the Income Fund and its consolidated joint ventures, Denver Joint Venture and CNL/Airport Joint Venture, earned $3,543,984, $3,615,977 and $3,609,385, respectively, in rental income from operating leases and earned income from direct financing leases. The decrease in rental and earned income during 1997 as compared to 1996, is primarily attributable to the sale of the restaurant property in Philadelphia, Pennsylvania in November 1996, as described above in "Liquidity and Capital Resources." In January 1997, the Income Fund reinvested the net sales proceeds in a restaurant property in Corpus Christi, Texas, with one of our affiliates, as described above in "Liquidity and Capital Resources."

   For the years ended December 31, 1997, 1996 and 1995, the Income Fund also earned $225,888, $251,312 and $200,198, respectively, in contingent rental income. The decrease during 1997, as compared to 1996, is primarily due to the sale of the restaurant property in Philadelphia, Pennsylvania. The increase in contingent rental income during 1996, as compared to 1995, is primarily due to an increase in gross sales of certain restaurant properties whose leases require the payment of contingent rental income.

   In addition, for the years ended December 31, 1997, 1996 and 1995, the Income Fund earned $236,103, $118,211 and $118,384, respectively, attributable to net income earned by unconsolidated joint ventures in which the Income Fund is a co-venturer. The increase in net income earned by unconsolidated joint venture during 1997, as compared to 1996, is primarily attributable to the Income Fund investing in a restaurant property in Corpus Christi, Texas, in January 1997, with one of our affiliates as tenants-in-common, as described above in "Liquidity and Capital Resources."

   During at least one of the years ended December 31, 1997, 1996 and 1995, five lessees (or group of affiliated lessees) of the Income Fund and its consolidated joint ventures, Golden Corral Corporation, Foodmaker, Inc., Burger King Corporation, DenAmerica and Flagstar Corporation, each contributed more than 10% of the Income Fund's total rental income (including rental income from the Income Fund's consolidated joint ventures, the Income Fund's share of rental income from two restaurant properties owned by unconsolidated joint ventures and one restaurant property owned with an affiliate as tenants-in-common). As of December 31, 1997, Golden Corral Corporation was the lessee under leases relating to three restaurants, Foodmaker, Inc. was the lessee under leases relating to eight restaurants, Burger King Corporation was the lessee under leases relating to eight restaurants, Flagstar Corporation was the lessee under leases relating to nine restaurants, and DenAmerica Corporation was the lessee under leases relating to five restaurants. It is anticipated that, based on the minimum rental payments required by the leases, these five lessees or groups of affiliated lessees, each will continue to contribute more than 10% of the Income Fund's total rental income during 1998 and subsequent years. In addition, during at least one of the years ended December 31, 1997, 1996 and 1995 four restaurant chains, Golden Corral, Jack in the Box, Burger King and Denny's, each accounted for more than 10% of the Income Fund's total rental income (including rental income from the Income Fund's consolidated joint ventures and the Income Fund's share of rental income from two restaurant properties owned by unconsolidated joint ventures and one restaurant property owned with an affiliate as tenants-in-common). In subsequent years, it is anticipated that these restaurant chains each will continue to account for more than 10% of the total rental income to which the Income Fund is entitled under the terms of its leases. Any failure of these lessees or restaurant chains could materially affect the Income Fund's income.

   Operating expenses, including depreciation and amortization expense, were $703,459, $725,767 and $718,352 for the years ended December 31, 1997, 1996 and
1995, respectively. The decrease in operating expenses during 1997 as compared to 1996 is primarily attributable to a decrease in depreciation expense as a result of the sale of the restaurant property in Philadelphia, Pennsylvania. The increase in operating expenses during 1996, as compared to 1995, is primarily the result of an increase in accounting and administrative expenses associated with operating the Income Fund and its restaurant properties, and an increase in insurance expense as a result of our obtaining contingent liability and property coverage for the Income Fund beginning in May 1995.

   The increase in operating expenses during 1996, as compared to 1995, was partially offset by the Income Fund receiving a state tax refund during 1996, for state taxes paid in prior years and by a decrease in depreciation expense as a result of the sale of the restaurant property in Philadelphia, Pennsylvania, in November 1996, as described above in "Liquidity and Capital Resources."

   As a result of the sale of the restaurant property in Philadelphia, Pennsylvania, as described above in "Liquidity and Capital Resources," the Income Fund recognized a gain of $213,685 for financial reporting purposes for the year ended December 31, 1996. No restaurant properties were sold during the years ended December 31, 1997 or 1995.

General

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Income Fund's financial position or results of operations.

   The Income Fund's leases as of September 30, 1998, are triple-net leases and contain provisions that we believe mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain restaurant sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Management expects that increases in restaurant sales volumes due to inflation and real sales growth should result in an increase in rental income over time. Continued inflation also may cause capital appreciation of the Income Fund's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.

   The Year 2000 problem is the result of information technology systems and embedded systems (products which are made with microprocessor (computer) chips such as HVAC systems, physical security systems and elevators) using a two-digit format, as opposed to four digits, to indicate the year. Such information technology and embedded systems may be unable to properly recognize and process date-sensitive information beginning January 1, 2000.

   The Income Fund does not have any information technology systems. Certain of our affiliates provide all services requiring the use of information technology systems pursuant to a management agreement with the Income Fund. The maintenance of embedded systems, if any, at the Income Fund's properties is the responsibility of the tenants of the properties in accordance with the terms of the Income Fund's leases. We and our affiliates have established a team dedicated to reviewing the internal information technology systems used in the operation of the Income Fund, and the information technology and embedded systems and the Year 2000 compliance plans of the Income Fund's tenants, significant suppliers, financial institutions and transfer agent.

   The information technology infrastructure of our affiliates consists of a network of personal computers and servers that were obtained from major suppliers. The affiliates utilize various administrative and financial software applications on that infrastructure to perform the business functions of the Income Fund. Our inability and that of our affiliates to identify and timely correct material Year 2000 deficiencies in the software and/or infrastructure could result in an interruption in, or failure of, certain of the Income Fund's business activities or operations. Accordingly, we and our affiliates have requested and are evaluating documentation from the suppliers of the affiliates regarding the Year 2000 compliance of their products that are used in the business activities or operations of the Income Fund. The costs expected to be incurred by us and our affiliates to become Year 2000 compliant will be incurred by us and our affiliates; therefore, these costs will have no impact on the Income Fund's financial position or results of operations.

   The Income Fund has material third party relationships with its tenants, financial institutions and transfer agent. The Income Fund depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. If any of these third parties are unable to meet their obligations to the Income Fund because of the Year 2000 deficiencies, such a failure may have a material impact on the Income Fund. Accordingly, we have requested and are evaluating documentation from the Income Fund's tenants, financial institutions, and transfer agent relating to their Year 2000 compliance plans. At this time, we have not yet received sufficient certifications to be assured that the tenants, financial institutions, and transfer agent have fully considered and mitigated any potential material impact of the Year 2000 deficiencies. Therefore, we do not, at this time, know of the potential costs to the Income Fund of any adverse impact or effect of any Year 2000 deficiencies by these third parties.

   We currently expect that all Year 2000 compliance testing and any necessary remedial measures on the information technology systems used in the business activities and operations of the Income Fund will be completed prior to June 30, 1999. Based on the progress we and our affiliates have made in identifying and addressing the Income Fund's Year 2000 issues and the plan and timeline to complete the compliance program, we do not foresee significant risks associated with the Income Fund's Year 2000 compliance at this time. Because we and our affiliates are still evaluating the status of the systems used in business activities and operations of the Income Fund and the systems of the third parties with which the Income Fund conducts its business, we have not yet developed a comprehensive contingency plan and are unable to identify "the most reasonably likely worst case scenario" at this time. As we identify significant risks related to the Income Fund's Year 2000 compliance or if the Income Fund's Year 2000 compliance program's progress deviates substantially from the anticipated timeline, we will develop appropriate contingency plans.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Condensed Balance Sheets as of September 30, 1998 and December 31, 1997...   F-1

Condensed Statements of Income for the Quarters and Nine Months Ended
 September 30, 1998 and 1997..............................................   F-2

Condensed Statements of Partner's Capital for the Nine Months Ended
 September 30, 1998 and for the Year Ended December 31, 1997 .............   F-3

Condensed Statements of Cash Flows for the Nine Months Ended September 30,
 1998 and 1997............................................................   F-4

Notes to Condensed Financial Statements for the Quarters and Nine Months
 Ended September 30, 1998 and 1997 .......................................   F-5

Report of Independent Accountants.........................................   F-6

Balance Sheets as of December 31, 1997 and 1996...........................   F-7

Statements of Income for the Years Ended December 31, 1997, 1996 and
 1995.....................................................................   F-8

Statements of Partner's Capital for the Years Ended December 31, 1997,
 1996 and 1995............................................................   F-9

Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 1995.....................................................................  F-10

Notes to Financial Statements for the Years Ended December 31, 1997, 1996
 and 1995.................................................................  F-11

Unaudited Pro Forma Financial Information.................................  F-18

Unaudited Pro Forma Balance Sheet as of September 30, 1998................  F-19

Unaudited Pro Forma Income Statement for the Nine Months Ended September
 30, 1998.................................................................  F-20

Unaudited Pro Forma Income Statement for the Year Ended December 31,
 1997.....................................................................  F-21

Notes and Management's Assumptions to Unaudited Pro Forma Financial
 Statements...............................................................  F-22

                            CNL INCOME FUND XI, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                         September  December 31,
                                                         30, 1998       1997
                                                        ----------- ------------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $2,799,124 and
 $2,455,129............................................ $23,217,022 $23,561,017
Net investment in direct financing leases..............   6,539,506   6,611,661
Investment in joint ventures...........................   2,528,168   2,567,786
Cash and cash equivalents..............................   1,492,088   1,272,386
Receivables, less allowance for doubtful accounts of
 $20,283 in 1998 ......................................      28,202     119,575
Prepaid expenses.......................................      14,612      13,363
Accrued rental income..................................   1,607,969   1,517,726
Other assets...........................................     122,024     122,024
                                                        ----------- -----------
                                                        $35,549,591 $35,785,538
                                                        =========== ===========
           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................... $     4,393 $     6,508
Escrowed real estate taxes payable.....................      24,764      19,410
Distributions payable..................................     875,006     875,006
Due to related parties.................................       5,263       6,648
Rents paid in advance and deposits.....................      69,832      68,333
                                                        ----------- -----------
  Total liabilities....................................     979,258     975,905
Minority interest......................................     501,915     501,401
Partners' capital......................................  34,068,418  34,308,232
                                                        ----------- -----------
                                                        $35,549,591 $35,785,538
                                                        =========== ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND XI, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                     Quarter Ended        Nine Months Ended
                                     September 30,          September 30,
                                  --------------------  ----------------------
                                    1998       1997        1998        1997
                                  ---------  ---------  ----------  ----------
Revenues:
  Rental income from operating
   leases........................ $ 672,887  $ 675,491  $2,023,869  $2,026,676
  Earned income from direct
   financing leases..............   195,141    208,391     608,546     629,142
  Contingent rental income.......    50,903     46,040     113,667     115,123
  Interest and other income......    16,421     25,999     114,469      53,455
                                  ---------  ---------  ----------  ----------
                                    935,352    955,921   2,860,551   2,824,396
                                  ---------  ---------  ----------  ----------
Expenses:
  General operating and
   administrative................    43,130     36,804     117,587     111,662
  Professional services..........     9,699      6,046      23,892      23,451
  Management fees to related
   parties.......................     9,923      9,327      28,975      27,575
  Real estate taxes..............     2,179         --       2,179          --
  State and other taxes..........        --         --      24,370      25,779
  Depreciation and amortization..   114,665    114,665     343,995     344,584
                                  ---------  ---------  ----------  ----------
                                    179,596    166,842     540,998     533,051
                                  ---------  ---------  ----------  ----------
Income Before Minority Interest
 in Income of Consolidated Joint
 Ventures and Equity in Earnings
 of Unconsolidated Joint
 Ventures........................   755,756    789,079   2,319,553   2,291,345
Minority Interest in Income of
 Consolidated Joint Ventures.....   (16,760)   (17,628)    (50,684)    (52,226)
Equity in Earnings of
 Unconsolidated Joint Ventures...    58,730     58,782     156,335     163,945
                                  ---------  ---------  ----------  ----------
Net Income....................... $ 797,726  $ 830,233  $2,425,204  $2,403,064
                                  =========  =========  ==========  ==========
Allocation of Net Income:
  General partners............... $   7,977  $   8,303  $   24,252  $   24,031
  Limited partners...............   789,749    821,930   2,400,952   2,379,033
                                  ---------  ---------  ----------  ----------
                                  $ 797,726  $ 830,233  $2,425,204  $2,403,064
                                  =========  =========  ==========  ==========
Net Income Per Limited Partner
 Unit............................ $    0.20  $    0.21  $     0.60  $     0.59
                                  =========  =========  ==========  ==========
Weighted Average Number of
 Limited Partner Units
 Outstanding..................... 4,000,000  4,000,000   4,000,000   4,000,000
                                  =========  =========  ==========  ==========

                See accompanying notes to financial statements.

                            CNL INCOME FUND XI, LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                      Nine Months
                                                         Ended      Year Ended
                                                     September 30, December 31,
                                                         1998          1997
                                                     ------------- ------------
General partners:
  Beginning balance.................................  $   176,232  $   143,281
  Net income........................................       24,252       32,951
                                                      -----------  -----------
                                                          200,484      176,232
                                                      -----------  -----------
Limited partners:
  Beginning balance.................................   34,132,000   34,369,896
  Net income........................................    2,400,952    3,262,128
  Distributions ($0.67 and $0.88 limited partner
   unit, respectively)..............................   (2,665,018)  (3,500,024)
                                                      -----------  -----------
                                                       33,867,934   34,132,000
                                                      -----------  -----------
Total partners' capital.............................  $34,068,418  $34,308,232
                                                      ===========  ===========



                See accompanying notes to financial statements.

                            CNL INCOME FUND XI, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                         Nine Months Ended
                                                           September 30,
                                                      ------------------------
                                                         1998         1997
                                                      -----------  -----------
Increase (Decrease) in Cash and Cash Equivalents:
  Net Cash Provided by Operating Activities.......... $ 2,934,890  $ 2,743,042
                                                      -----------  -----------
  Cash Flows from Investing Activities:
    Investment in joint ventures.....................          --   (1,044,750)
    Decrease in restricted cash......................          --    1,044,750
                                                      -----------  -----------
      Net cash provided by investing activities......          --           --
                                                      -----------  -----------
  Cash Flows from Financing Activities:
    Distributions to limited partners................  (2,665,018)  (2,665,018)
    Distributions to holders of minority interests...     (50,170)     (41,783)
                                                      -----------  -----------
      Net cash used in financing activities..........  (2,715,188)  (2,706,801)
                                                      -----------  -----------
Net Increase in Cash and Cash Equivalents............     219,702       36,241
Cash and Cash Equivalents at Beginning of Period.....   1,272,386    1,225,860
                                                      -----------  -----------
Cash and Cash Equivalents at End of Period........... $ 1,492,088  $ 1,262,101
                                                      ===========  ===========
Supplemental Schedule of Non-Cash Investing and
 Financing Activities:
  Land and building under operating lease exchanged
   for land and building under operating lease....... $   850,381  $        --
                                                      ===========  ===========
  Distributions declared and unpaid at end of
   period............................................ $   875,006  $   875,006
                                                      ===========  ===========


                 See accompanying notes to financial statements

                            CNL INCOME FUND XI, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

           Quarters and Nine Months Ended September 30, 1998 and 1997

1. Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter and nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund XI, Ltd. (the "Partnership") for the year ended December 31, 1997.

   The Partnership accounts for its 85 percent interest in Denver Joint Venture and its 77.33% interest in CNL/Airport Joint Venture using the consolidation method. Minority interests represent the minority joint venture partners' proportionate share of equity in the Partnership's consolidated joint ventures. All significant intercompany accounts and transactions have been eliminated.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

2. Land and Building on Operating Leases

   In September 1998, the tenant of the property in Columbus, Ohio, exercised its option under the terms of its lease agreement, to exchange one existing property with a replacement property. In conjunction therewith, the Partnership exchanged the Burger King property in Columbus, Ohio, for a Burger King property in Danbury, Connecticut. The lease for the property in Columbus, Ohio, was amended to allow the property in Danbury, Connecticut to continue under the terms of the original lease. All closing costs were paid by the tenant. The Partnership accounted for this as a nonmonetary exchange of similar assets and recorded the acquisition of the property in Danbury, Connecticut at the net book value of the property in Columbus, Ohio. No gain or loss was recognized due to this being accounted for as a nonmonetary exchange of similar assets.

3. Subsequent Event

   In October 1998, the Partnership sold its property in Nashua, New Hampshire, to a third party for $1,748,000 and received net sales proceeds of $1,630,296, resulting in a gain of $461,862 for financial reporting purposes.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners
CNL Income Fund XI, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund XI, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund XI, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
January 16, 1998

                            CNL INCOME FUND XI, LTD.
                        (A Florida Limited Partnership)

                                 BALANCE SHEETS

                                                            December 31,
                                                       -----------------------
                                                          1997        1996
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation............................. $23,561,017 $24,019,677
Net investment in direct financing leases.............   6,611,661   6,686,367
Investment in joint ventures..........................   2,567,786   1,537,430
Cash and cash equivalents.............................   1,272,386   1,225,860
Restricted cash.......................................          --   1,047,822
Receivables, less allowance for doubtful accounts
 $14,746 in 1996......................................     119,575      92,546
Prepaid expenses......................................      13,363      13,227
Organization costs, less accumulated amortization of
 $10,000 and $9,411...................................          --         589
Accrued rental income.................................   1,517,726   1,257,503
Other assets..........................................     122,024     122,024
                                                       ----------- -----------
                                                       $35,785,538 $36,003,045
                                                       =========== ===========

           LIABILITIES AND PARTNERS CAPITAL
Accounts payable...................................... $     6,508 $     2,202
Escrowed real estate taxes payable....................      19,410      21,573
Distributions payable.................................     875,006     915,006
Due to related parties................................       6,648       2,121
Rents paid in advance and deposits....................      68,333      61,196
                                                       ----------- -----------
  Total liabilities...................................     975,905   1,002,098
Commitment (Note 11)
Minority interests....................................     501,401     487,770
Partners' capital.....................................  34,308,232  34,513,177
                                                       ----------- -----------
                                                       $35,785,538 $36,003,045
                                                       =========== ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND XI, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                Year Ended December 31,
                                            ----------------------------------
                                               1997        1996        1995
                                            ----------  ----------  ----------
Revenues:
  Rental income from operating leases...... $2,702,558  $2,765,327  $2,774,204
  Earned income from direct financing
   leases..................................    841,426     850,650     835,181
  Contingent rental income.................    225,888     251,312     200,198
  Interest and other income................     62,440      61,403      62,599
                                            ----------  ----------  ----------
                                             3,832,312   3,928,692   3,872,182
                                            ----------  ----------  ----------
Expenses:
  General operating and administrative.....    148,380     164,642     135,605
  Professional services....................     32,077      30,984      22,995
  Management fees to related parties.......     37,974      37,293      36,930
  State and other taxes....................     25,779      14,650      41,596
  Depreciation and amortization............    459,249     478,198     481,226
                                            ----------  ----------  ----------
                                               703,459     725,767     718,352
                                            ----------  ----------  ----------
Income Before Minority Interests in Income
 of Consolidated Joint Ventures, Equity in
 Earnings of Unconsolidated Joint Ventures
 and Gain on Sale of Land and Building.....  3,128,853   3,202,925   3,153,830
Minority Interests in Income of
 Consolidated Joint Ventures...............    (69,877)    (70,116)    (70,038)
Equity in Earnings of Unconsolidated Joint
 Ventures..................................    236,103     118,211     118,384
Gain on Sale of Land and Building..........         --     213,685          --
                                            ----------  ----------  ----------
Net Income................................. $3,295,079  $3,464,705  $3,202,176
                                            ==========  ==========  ==========
Allocation of Net Income:
  General partners......................... $   32,951  $   33,356  $   32,021
  Limited partners.........................  3,262,128   3,431,349   3,170,155
                                            ----------  ----------  ----------
                                            $3,295,079  $3,464,705  $3,202,176
                                            ==========  ==========  ==========
Net Income Per Limited Partner Unit........ $     0.82  $     0.86  $     0.79
                                            ==========  ==========  ==========
Weighted Average Number of Limited Partner
 Units Outstanding.........................  4,000,000   4,000,000   4,000,000
                                            ==========  ==========  ==========


                See accompanying notes to financial statements.

                            CNL INCOME FUND XI, LTD.

                        (A Florida Limited Partnership)

                        STATEMENTS OF PARTNERS' CAPITAL

                  Years Ended December 31, 1997, 1996 and 1995

                              General Partners                       Limited Partners
                          ------------------------- ----------------------------------------------------
                                        Accumulated                              Accumulated Syndication
                          Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                          ------------- ----------- ------------- -------------  ----------- -----------  ------------
Balance, December 31,
 1994...................     $1,000      $ 76,904    $40,000,000  $ (7,975,039)  $ 7,613,478 $(4,790,000) $ 34,926,343
 Distributions to
  limited partners
  ($0.89 per limited
  partner unit).........         --            --             --    (3,540,023)           --          --    (3,540,023)
 Net income.............         --        32,021             --            --     3,170,155          --     3,202,176
                             ------      --------    -----------  ------------   ----------- -----------  ------------
Balance, December 31,
 1995...................      1,000       108,925     40,000,000   (11,515,062)   10,783,633  (4,790,000)   34,588,496
 Distributions to
  limited partners
  ($0.89 per limited
  partners unit)........         --            --             --    (3,540,024)           --          --    (3,540,024)
 Net income.............         --        33,356             --            --     3,431,349          --     3,464,705
                             ------      --------    -----------  ------------   ----------- -----------  ------------
Balance, December 31,
 1996...................      1,000       142,281     40,000,000   (15,055,086)   14,214,982  (4,790,000)   34,513,177
 Distributions to
  limited partners
  ($0.88 per limited
  partners unit)........         --            --             --    (3,500,024)           --        ----    (3,500,024)
 Net income.............         --        32,951             --            --     3,262,128          --     3,295,079
                             ------      --------    -----------  ------------   ----------- -----------  ------------
Balance, December 31,
 1997...................     $1,000      $175,232    $40,000,000  $(18,555,110)  $17,477,110 $(4,790,000) $34,30 8,232
                             ======      ========    ===========  ============   =========== ===========  ============


                See accompanying notes to financial statements.

                            CNL INCOME FUND XI, LTD.

                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1997         1996         1995
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash received from tenants.............  $ 3,585,979  $ 3,657,138  $ 3,693,039
 Distributions from unconsolidated
  joint ventures........................      250,497      148,375      141,377
 Cash paid for expenses.................     (237,312)    (251,408)    (233,423)
 Interest received......................       43,632       47,609       51,192
                                          -----------  -----------  -----------
   Net cash provided by operating
    activities..........................    3,642,796    3,601,714    3,652,185
                                          -----------  -----------  -----------
Cash Flows From Investing Activities:
 Proceeds from sale of land and
  building..............................           --    1,044,750           --
 Investment in joint venture............   (1,044,750)          --           --
 Decrease (increase) in restricted
  cash..................................    1,044,750   (1,044,750)          --
                                          -----------  -----------  -----------
   Net cash provided by investing
    activities..........................           --           --           --
                                          -----------  -----------  -----------
Cash Flows From Financing Activities:
 Distributions to limited partners......   (3,540,024)  (3,540,024)  (3,500,023)
 Distributions to holders of minority
  interests.............................      (56,246)     (58,718)     (54,227)
                                          -----------  -----------  -----------
   Net cash used in financing
    activities..........................   (3,596,270)  (3,598,742)  (3,554,250)
                                          -----------  -----------  -----------
Net Increase in Cash and Cash
 Equivalents............................       46,526        2,972       97,935
Cash and Cash Equivalents at Beginning
 of Year................................    1,225,860    1,222,888    1,124,953
                                          -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year...................................  $ 1,272,386  $ 1,225,860  $ 1,222,888
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income.............................  $ 3,295,079  $ 3,464,705  $ 3,202,176
                                          -----------  -----------  -----------
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
 Depreciation...........................      458,660      476,198      479,226
 Amortization...........................          589        2,000        2,000
 Gain on sale of land building..........           --     (213,685)          --
 Minority interests in income of
  consolidated joint ventures...........       69,877       70,116       70,038
 Equity in earnings of unconsolidated
  joint ventures, net of
  distributions.........................       14,394       30,164       22,993
 Decrease (increase) in receivables.....      (23,957)      25,855       58,262
 Decrease (increase) in prepaid
  expenses..............................         (136)         151       (1,003)
 Decrease in net investment in direct
  financing leases......................       74,706       62,366       55,203
 Increase in accrued rental income......     (260,223)    (296,439)    (269,953)
 Increase (decrease) in accounts
  payable and accrued expenses..........        2,143        4,280      (28,847)
 Increase (decrease) in due to related
  parties...............................        4,527       (4,386)       5,106
 Increase (decrease) in rents paid in
  advance and deposits..................        7,137      (19,611)      56,984
                                          -----------  -----------  -----------
   Total adjustments....................      347,717      137,009      450,009
                                          -----------  -----------  -----------
Net Cash Provided by Operating
 Activities.............................  $ 3,642,796  $ 3,601,714  $ 3,652,185
                                          ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Financing Activities:
 Distributions declared and unpaid at
  December 31...........................  $   875,006  $   915,006  $   915,006
                                          ===========  ===========  ===========

                See accompanying notes to financial statements.

                            CNL INCOME FUND XI, LTD.
                        (A Florida Limited Partnership)

                         NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1997, 1996 and 1995

1. Significant Accounting Policies

   Organization and Nature of Business--CNL Income Fund XI, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

  Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to the fair value.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables and accrued rental income, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

                            CNL INCOME FUND XI, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

   Investment in Joint Ventures--The Partnership accounts for its 85 percent interest in Denver Joint Venture and its 77.33% interest in CNL/Airport Joint Venture using the consolidation method. Minority interests represent the minority joint venture partners' proportionate share of equity in the Partnership's consolidated joint ventures. All significant intercompany accounts and transactions have been eliminated.

   The Partnership's investments in Ashland Joint Venture and Des Moines Real Estate Joint Venture, and a property in Corpus Christi, Texas, for which the property is held as tenants-in-common, are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Organization Costs--Organization costs are amortized over five years using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases

   The Partnership leases its land and buildings to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases are classified as operating leases and some of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portions of the majority of these leases are operating leases. Substantially all leases are for 14 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to five successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

                            CNL INCOME FUND XI, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


3. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1997         1996
                                                       -----------  -----------
      Land............................................ $12,269,964  $12,269,964
      Buildings.......................................  13,746,182   13,746,182
                                                       -----------  -----------
                                                        26,016,146   26,016,146
      Less accumulated depreciation...................  (2,455,129)  (1,996,469)
                                                       -----------  -----------
                                                       $23,561,017  $24,019,677
                                                       ===========  ===========

   In November 1996, the Partnership sold its property in Philadelphia, Pennsylvania, for $1,050,000 and received net sales proceeds of $1,044,750, resulting in a gain of $213,685 for financial reporting purposes. This property was originally acquired by the Partnership in September 1992, and had a cost of approximately $877,900, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $166,900 in excess of its original purchase price.

   Some leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997, 1996 and 1995, the Partnership recognized $260,223, $296,439 and
$269,953, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1997:

      1998.......................................................... $ 2,584,403
      1999..........................................................   2,592,664
      2000..........................................................   2,592,664
      2001..........................................................   2,601,669
      2002..........................................................   2,650,408
      Thereafter....................................................  19,991,002
                                                                     -----------
                                                                     $33,012,810
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Net Investment in Direct Financing Leases

   The following lists the components of the net investment in direct financing leases at December 31:

                                                         1997          1996
                                                      -----------  ------------
      Minimum lease payments receivable.............. $13,834,907  $ 14,744,153
      Estimated residual values......................   2,144,114     2,144,114
      Less unearned income...........................  (9,367,360)  (10,201,900)
                                                      -----------  ------------
      Net investment in direct financing leases...... $ 6,611,661  $  6,686,367
                                                      ===========  ============

                            CNL INCOME FUND XI, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

   The following is a schedule of future minimum lease payments to be received on the direct financing leases at December 31, 1997:

      1998.......................................................... $   921,552
      1999..........................................................     921,552
      2000..........................................................     921,552
      2001..........................................................     921,552
      2002..........................................................     926,847
      Thereafter....................................................   9,221,852
                                                                     -----------
                                                                     $13,834,907
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

5. Investment in Joint Ventures

   The Partnership has a 62.16% and a 76.6% interest in the profits and losses of Ashland Joint Venture and Des Moines Real Estate Joint Venture, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

   In January 1997, the Partnership acquired a 72.5% interest in a Black-eyed Pea property in Corpus Christi, Texas, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures.

   Ashland Joint Venture, Des Moines Real Estate Joint Venture and the Partnership and affiliates, as tenants-in-common, each own and lease one property to an operator of national fast-food restaurants. The following presents the joint ventures' combined, condensed financial information at December 31:

                                                           1997       1996
                                                        ---------- ----------
      Land and buildings on operating leases, less
       accumulated depreciation........................ $3,511,507 $2,152,524
      Cash.............................................        621        722
      Receivables......................................     21,638         --
      Prepaid expenses.................................      6,939      6,606
      Accrued rental income............................     99,429     59,917
      Liabilities......................................        466        343
      Partners' capital................................  3,639,668  2,219,426
      Revenues.........................................    430,923    239,454
      Net income.......................................    334,962    169,376

   The Partnership recognized income totalling $236,103, $118,211 and $118,384 for the years ended December 31, 1997, 1996 and 1995, respectively, from these joint ventures.

6. Restricted Cash

   As of December 31, 1996, the net sales proceeds of $1,044,750 from the sale of the property in Philadelphia, Pennsylvania, plus accrued interest of $3,072, were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional property. In January 1997 these proceeds were reinvested in a Black-eyed Pea property in Corpus Christi, Texas, as tenants-in-common with an affiliate of the general partners (see Note
5).

                            CNL INCOME FUND XI, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


7. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their invested capital contributions (the "Limited Partners' 10% Return").

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their Limited Partners' 10% Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During the years ended December 31, 1997, 1996 and 1995, the Partnership declared distributions to the limited partners of $3,500,024, $3,540,024 and $3,540,023, respectively. No distributions have been made to the general partners to date.


8. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                               1997        1996        1995
                                            ----------  ----------  ----------
     Net income for financial reporting
      purposes............................. $3,295,079  $3,464,705  $3,202,176
     Depreciation for tax reporting
      purposes in excess of depreciation
      for financial reporting purposes.....    (43,077)    (39,035)    (37,935)
     Gain on sale of land and building for
      financial reporting purposes in
      excess of gain for tax reporting
      purposes.............................         --    (213,685)         --
     Direct financing leases recorded as
      operating leases for tax reporting
      purposes.............................     74,706      62,366      55,203
     Equity in earnings of unconsolidated
      joint ventures for financial
      reporting purposes in excess of
      equity in earnings of unconsolidated
      joint ventures for tax reporting
      purposes.............................    (13,296)       (606)     (7,207)
     Accrued rental income.................   (260,223)   (296,439)   (269,953)
     Rents paid in advance.................     22,436     (19,611)     11,087
     Minority interests in timing
      differences of consolidated joint
      ventures.............................     14,430      15,933      17,613
     Other.................................    (14,746)     (8,114)     14,237
                                            ----------  ----------  ----------
     Net income for federal income tax
      purposes............................. $3,075,309  $2,965,514  $2,985,221
                                            ==========  ==========  ==========

                            CNL INCOME FUND XI, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

9. Related Party Transactions

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the parent company of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, served as president of CNL Fund Advisors, Inc. through October 1997. CNL Income Fund Advisors, Inc. was a wholly owned subsidiary of CNL Group, Inc. until its merger, effective January 1, 1996, with CNL Fund Advisors, Inc. During the years ended December 31, 1997, 1996 and 1995, CNL Income Fund Advisors, Inc. and CNL Fund Advisors, Inc. (hereinafter referred to collectively as the "Affiliates") each performed certain services for the Partnership as described below.

   During the years ended December 31, 1997, 1996 and 1995, certain Affiliates acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay Affiliates a management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures. The management fee, which will not exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of the Affiliates. The Partnership incurred management fees of $37,974, $37,293 and $36,930 for the years ended December 31, 1997, 1996 and
1995, respectively.

   Certain Affiliates are also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliates provide a substantial amount of services in connection with the sale. However, if the sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1997, 1996 and 1995, Affiliates provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $88,667, $95,845 and $69,156 for the years ended December 31, 1997, 1996 and 1995, respectively, for such services.

   The due to related parties at December 31, 1997 and 1996, totalled $6,648 and $2,121, respectively.

   During 1997, the Partnership and an affiliate of the general partners acquired a property as tenants-in-common for a purchase price of $1,441,057 (of which the Partnership contributed $1,044,750 or 72.50%) from CNL BB Corp., an affiliate of the general partners. CNL BB Corp. had purchased and temporarily held title to this property in order to facilitate the acquisition of the property by the Partnership and the affiliate. The purchase price paid by the Partnership and the affiliate represented the costs incurred by CNL BB Corp. to acquire and carry the property, including closing costs.

                            CNL INCOME FUND XI, LTD.
                        (A Limited Florida Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


10. Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of rental and earned income from the unconsolidated joint ventures and the property held as tenants-in-common with an affiliate of the general partners), for at lease one of the years ended December 31:

                                                      1997     1996     1995
                                                    -------- -------- --------
     Flagstar Enterprises, Inc., Denny's, Inc. and
      Quincy's Restaurants, Inc...................  $780,502 $774,347 $785,556
     Foodmaker, Inc...............................   768,032  768,032  768,032
     Burger King Corporation and BK Acquisition,
      Inc.........................................   733,620  712,334  712,334
     Golden Corral Corporation....................   538,871  538,355  529,854
     DenAmerica Corporation.......................   489,623  381,129       --

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from the unconsolidated joint ventures and the property held as tenants-in-common with an affiliate of the general partners), for the years ended December 31:

                                                 1997       1996       1995
                                              ---------- ---------- ----------
     Burger King............................. $1,198,027 $1,271,606 $1,237,483
     Jack in the Box.........................    768,032    768,032    768,032
     Denny's.................................    854,141    747,341    821,011
     Golden Corral Family Steakhouse
      Restaurants............................    538,871    538,355    529,854

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

11. Commitment

   During 1996, the Partnership entered into an agreement with an unrelated third party to sell the Burger King property in Nashua, New Hampshire. The general partners believe that the anticipated sales price will exceed the Partnership's cost attributable to the property; however, as of January 16, 1998, the sale had not occurred.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to the Company gives effect to the Acquisition, and is based on estimates and assumptions set for the below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company, the historical combined financial information of CNL Income Fund XI, Ltd., (the "CNL Income Fund"), the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on September 30, 1998; the pro forma consolidated statements of earnings assume that the
Property Acquisitions (as defined on page    ) and the Acquisition occurred on
January 1, 1997.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.




   See accompanying notes and management's assumptions to unaudited pro forma financial statements.

                       CNL AMERICAN PROPERTIES FUND, INC.

                       UNAUDITED PRO FORMA BALANCE SHEET

                               September 30, 1998

                                                      Historical
                   ----------------------------------------------------------------------------------
                                  CNL Income              CNL Financial        CNL         Combined
                       APF       Fund XI, Ltd.  Advisor   Services, Inc. Financial Corp.  Portfolios
                   ------------  ------------- ---------- -------------- --------------- ------------
     ASSETS:
Land and
 buildings on
 operating
 leases, net.....  $298,967,972   $23,217,022  $        0   $        0    $              $322,184,994
Net investment in
 direct financing
 leases..........   117,028,760     6,539,506           0            0               0    123,586,266
Mortgages and
 notes
 receivable......    33,523,506             0           0            0     173,776,981     207,30,487
Other
 Investments.....    16,200,316             0     200,000            0       6,561,628     22,961,944
Investment in
 joint ventures..       631,374     2,528,168           0            0               0      3,159,542
Cash and cash
 equivalents.....    90,674,289     1,492,088     283,300      599,997       5,098,033     98,147,707
Receivables......       575,104        28,202   7,544,985    6,824,632         517,471     15,490,394
Accrued rental
 income..........     3,071,451     1,607,969           0            0               0      4,679,420
Other assets.....     5,711,195       136,636     401,524      295,570       3,854,477     10,399,402
                   ------------   -----------  ----------   ----------    ------------   ------------
 Total assets....  $566,383,967   $35,549,591  $8,429,809   $7,720,199    $189,808,590   $807,892,156
                   ============   ===========  ==========   ==========    ============   ============
  LIABILITIES &
     EQUITY:
Accounts payable
 and accrued
 liabilities.....  $    379,496   $    29,157  $  449,751   $  193,949    $  1,236,138   $  2,288,491
Accrued
 construction
 costs payable...     3,045,304             0           0            0               0      3,045,304
Distributions
 payable.........             0       875,006   2,220,000            0               0      3,095,006
Due to related
 parties.........     2,552,411         5,263           0    1,452,512       6,556,902     10,567,106
Income tax
 payable.........             0             0   1,989,003            0       1,001,861      2,990,864
Line of credit...     6,765,575             0           0            0               0      6,765,575
Notes payable....             0             0     390,398       28,462     175,528,203    175,947,063
Deferred income..     1,015,758             0           0            0               0      1,015,758
Rents paid in
 advance.........       437,497        69,832           0            0               0        507,329
Minority
 interest........       282,544       501,915           0            0               0        784,459
Common Stock.....       621,187             0       9,800        2,000             200        633,187
Additional paid
 in capital......   556,830,578             0     482,964    5,231,827       3,887,496    566,432,865
Accumulated
 distributions in
 excess of net
 earnings........    (5,546,383)            0   2,887,893      811,449       1,597,772       (249,269)
Partners
 capital.........             0    34,068,418           0            0               0     34,068,418
                   ------------   -----------  ----------   ----------    ------------   ------------
 Total
  liabilities and
  equity.........  $566,383,967   $35,549,591  $8,429,809   $7,720,199    $189,808,590   $807,892,156
                   ============   ===========  ==========   ==========    ============   ============
                           Pro Forma
                   ------------------------------
                   Adjustments       Pro Forma
                   ---------------- -------------
     ASSETS:
Land and
 buildings on
 operating
 leases, net.....  $ 10,447,559 (1)
                     26,052,741 (2) $358,685,294
Net investment in
 direct financing
 leases..........     2,450,848 (1)  126,019,114
Mortgages and
 notes
 receivable......       849,195 (2)  208,149,682
Other
 Investments.....            --       22,961,944
Investment in
 joint ventures..     1,071,052 (1)    4,230,594
Cash and cash
 equivalents.....      (485,944)(1)
                     (8,933,000)(1)
                    (26,901,936)(2)   61,826,827
Receivables......    (7,854,642)(3)    7,635,752
Accrued rental
 income..........    (1,607,969)(1)    3,071,451
Other assets.....    41,639,041)(1)
                     (3,791,469)(1)   48,246,974
                   ---------------- -------------
 Total assets....  $ 32,935,476     $840,827,632
                   ================ =============
  LIABILITIES &
     EQUITY:
Accounts payable
 and accrued
 liabilities.....  $         --     $  2,288,491
Accrued
 construction
 costs payable...            --        3,045,304
Distributions
 payable.........            --        3,095,006
Due to related
 parties.........    (7,854,642)(3)    2,712,464
Income tax
 payable.........    (2,990,864)(4)            0
Line of credit...            --        6,765,575
Notes payable....            --      175,947,063
Deferred income..            --        1,015,758
Rents paid in
 advance.........            --          507,329
Minority
 interest........            --          784,459
Common Stock.....       154,456 (1)      787,643
Additional paid
 in capital......   156,687,268 (1)  723,120,133
Accumulated
 distributions in
 excess of net
 earnings........   (81,983,188)(1)
                      2,990,864 (4)  (79,241,593)
Partners
 capital.........   (34,068,418)(1)            0
                   ---------------- -------------
 Total
  liabilities and
  equity.........  $ 32,935,476     $840,827,632
                   ================ =============

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                               September 30, 1998

                                                        Historical
                     --------------------------------------------------------------------------------
                                  CNL Income               CNL Financial        CNL        Combined
                         APF     Fund XI, Ltd.   Advisor   Services, Inc. Financial Corp. Portfolios
                     ----------- ------------- ----------- -------------- --------------- -----------
Revenues:
 Rental and earned
  income...........  $22,947,199  $2,746,082   $         0   $        0     $         0   $25,693,281
 Fees..............            0           0    21,405,127    5,115,549           6,817    26,527,493
 Interest and
  other income.....    6,117,911     114,469           751      432,506      18,031,141    24,696,778
                     -----------  ----------   -----------   ----------     -----------   -----------
   Total revenue...   29,065,110   2,860,551    21,405,878    5,548,055      18,037,958    76,917,552
Expenses:
 General and
  administrative...    1,539,004     143,658     6,701,115    4,107,311       2,597,171    15,088,259
 Advisory fees.....    1,248,393      28,975             0            0       1,026,231     2,303,599
 Fees to
  Restaurant
  Financial
  Services Group...            0           0       256,456    1,569,202               0     1,825,658
 Interest..........            0           0       105,668        3,534      14,230,999    14,340,201
 State taxes.......      397,569      24,370        15,226       18,564         201,616       657,345
 Depreciation--
  other............            0           0        75,607       55,056               0       130,663
 Depreciation--
  property.........    2,684,924     343,995             0            0               0     3,028,919
 Amortization......        8,096           0        55,932          138         945,299     1,009,465
                     -----------  ----------   -----------   ----------     -----------   -----------
   Total operating
    expenses.......    5,877,986     540,998     7,210,004    5,753,805      19,001,316    38,384,109
                     -----------  ----------   -----------   ----------     -----------   -----------
Operating earnings
 (losses)..........   23,187,124   2,319,553    14,195,874     (205,750)       (963,358)   38,533,443
 Equity in
  earnings of
  joint
  ventures/minority
  interest.........     (23,271)     105,651             0       12,452               0        94,832
 Gain on
  securitization...            0           0             0            0       3,018,268     3,018,268
                     -----------  ----------   -----------   ----------     -----------   -----------
Net earnings
 (losses) before
 income taxes......   23,163,853   2,425,204    14,195,874     (193,298)      2,054,910    41,646,543
 Provision
  (credit) for
  federal income
  taxes............            0           0     5,607,415      (81,229)        789,895     6,316,081
                     -----------  ----------   -----------   ----------     -----------   -----------
Net income.........  $23,163,853  $2,425,204   $ 8,588,459   $ (112,069)    $ 1,265,015   $35,330,462
                     ===========  ==========   ===========   ==========     ===========   ===========
Earnings per
 share.............  $      0.49
                     ===========
Shares outstanding:
 Weighted
  average..........   47,633,909
                     ===========
 End of period.....   62,118,679
                     ===========
                            Pro Forma
                     -------------------------------
                     Adjustments       Pro Forma
                     ---------------- --------------
Revenues:
 Rental and earned
  income...........  $  9,635,208 (a)
                           46,259 (b) $35,374,748
 Fees..............   (21,039,623)(c)
                       (2,875,906)(d)   2,611,964
 Interest and
  other income.....     1,526,547 (e)  26,223,325
                     ---------------- --------------
   Total revenue...   (12,707,515)     64,210,037
Expenses:
 General and
  administrative...    (1,306,871)(f)
                       (1,415,100)(g)
                          (34,952)(h)  12,331,336
 Advisory fees.....    (2,303,599)(i)           0
 Fees to
  Restaurant
  Financial
  Services Group...    (1,825,638)(n)           0
 Interest..........       (68,670)(m)  14,271,531
 State taxes.......        57,979 (j)     715,324
 Depreciation--
  other............             0         130,663
 Depreciation--
  property.........     1,585,334 (k)   4,614,253
 Amortization......     1,561,464 (l)   2,570,929
                     ---------------- --------------
   Total operating
    expenses.......    (3,750,073)     34,634,036
                     ---------------- --------------
Operating earnings
 (losses)..........    (8,957,442)     29,576,001
 Equity in
  earnings of
  joint
  ventures/minority
  interest.........             0          94,832
 Gain on
  securitization...             0       3,018,268
                     ---------------- --------------
Net earnings
 (losses) before
 income taxes......    (8,957,442)     32,689,101
 Provision
  (credit) for
  federal income
  taxes............    (6,316,081)(o)           0
                     ---------------- --------------
Net income.........  $ (2,641,361)    $32,689,101
                     ================ ==============
Earnings per
 share.............                   $      0.44
                                      ==============
Shares outstanding:
 Weighted
  average..........                    74,084,132(p)
                                      ==============
 End of period.....                    78,764,280
                                      ==============

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                      For the year ended December 31, 1997

                                                      Historical                                          Pro Forma
                     ----------------------------------------------------------------------------- ---------------------------
                                                           CNL Financial
                                   CNL Income                Services,   CNL Financial  Combined
                         APF      Fund XI, Ltd.  Advisor       Inc.          Corp.     Portfolios  Adjustments      Pro Forma
                     -----------  ------------- ---------- ------------- ------------- ----------- -----------     -----------
Revenues:
 Rental and earned
  income...........  $15,490,615   $3,769,872   $        0  $        0    $         0  $19,260,487 $24,048,982 (a)
                                                                                                        61,679 (b) $43,371,148
 Fees..............            0            0    8,310,836   5,965,110         73,704   14,349,650  (9,115,360)(c)
                                                                                                    (2,662,141)(d)   2,572,149
 Interest and
  other income.....    3,967,318       62,440      165,569           0     10,932,843   15,128,170     249,395 (c)  15,377,565
                     -----------   ----------   ----------  ----------    -----------  ----------- -----------     -----------
   Total Revenue...   19,457,933    3,832,312    8,476,405   5,965,110     11,006,547   48,738,307  12,582,555      61,320,862
Expenses:
 General and
  administrative...    1,010,725      180,457    4,266,169   1,889,904        828,848    8,176,103    (742,621)(f)
                                                                                                    (1,619,238)(g)
                                                                                                       (43,393)(h)   5,770,851
 Advisory fees.....      804,879       37,974            0           0      1,802,532    2,645,385  (2,645,385)(i)           0
 Fees to
  Restaurant
  Financial
  Services Group...            0            0      151,041     594,041              0      745,082    (745,082)(n)           0
 Interest..........            0            0      162,153     183,315      8,320,000    8,665,468     (81,594)(m)   8,583,874
 State taxes.......      251,358       25,779       12,084       1,294          1,600      292,115     (22,415)(j)     314,530
 Depreciation--
  other............            0            0       48,490      14,637              0       63,127          --          63,127
 Depreciation--
  property.........    1,784,269      458,660            0           0              0    2,242,929   3,262,191 (k)   5,505,120
 Amortization......       10,793          589       18,093      61,324        916,577    1,007,376   2,081,952 (l)   3,089,328
                     -----------   ----------   ----------  ----------    -----------  ----------- -----------     -----------
   Total operating
    expenses.......    3,862,024      703,459    4,658,030   2,744,515     11,869,557   23,837,585    (510,755)     23,326,830
                     -----------   ----------   ----------  ----------    -----------  ----------- -----------     -----------
Operating earnings
 (losses)..........   15,595,909    3,128,853    3,818,375   3,220,595       (863,010)  24,900,722  13,093,310      37,994,032
 Equity in
  earnings of
  joint
  ventures/minority
  interest.........      (31,453)     166,226            0    (126,627)             0        8,146          --           8,146
                     -----------   ----------   ----------  ----------    -----------  ----------- -----------     -----------
Net earnings before
 income taxes......   15,564,456    3,295,079    3,818,375   3,093,968       (863,010)  24,908,868  13,093,310      38,002,178
 Provision
  (credit) for
  federal income
  taxes............            0            0    1,508,258   1,272,133       (317,785)   2,462,606  (2,462,606)(o)           0
                     -----------   ----------   ----------  ----------    -----------  ----------- -----------     -----------
Net earnings
 (losses)..........  $15,564,456   $3,295,079   $2,310,117  $1,821,835    $  (545,225) $22,446,262 $15,555,916     $38,002,178
                     ===========   ==========   ==========  ==========    ===========  =========== ===========     ===========
Earnings per
 share.............  $      0.66                                                                                   $      0.51
                     ===========                                                                                   ===========
Shares outstanding:
 Weighted
  average..........   23,423,868                                                                                    74,757,589(p)
                     ===========                                                                                   ===========
 End of period.....   36,192,971                                                                                    74,757,589
                     ===========                                                                                   ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                         PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

   The Pro Forma Balance Sheet as of September 30, 1998 reflects the transactions of the acquisition of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group (the "Acquisition Proposal") as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the nine months ended September 30, 1998, and for the year ended December 31, 1997, have been prepared to reflect a) the issuance of additional shares and the property acquisitions completed from January 1, 1997 through November 30, 1998 ("Offering and Property Transactions") and b) the transactions of the Acquisition Proposal as set forth in this Proxy Statement. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company and the historical combined financial information of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and the CNL Restaurant Financial Services Group. The Pro Forma Balance Sheet was prepared as if the Offering and Property Transactions and the Acquisition Proposal occurred on September 30, 1998. The Pro Forma Statements of Earnings were prepared as if the Property Acquisitions and the Acquisition Proposal occurred as of January 1, 1997. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the Offering and Acquisition Transaction and the Acquisition Proposal had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the Acquisition Proposal have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2. Method of Accounting

   The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group will be accounted for under the purchase accounting method. The Company will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the Company will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an operating expense on the Company's consolidated statements of earnings, but the Company will not deduct this expense for purposes of calculating funds from operations due to the non-recurring and non-cash nature of the expense.

   All significant intercompany balances and transactions between the Company, CNL Income Fund, Advisor and CNL Restaurant Financial Services Group have been eliminated in the pro forma financial statements.

3. Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of September 30, 1998, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at an annual meeting of stockholders, the stockholders of the Company approved an amendment to increase the number of authorized shares to an amount necessary to enable the Company to issue the shares for the Acquisition.

    (1) Represents the payment of $485,944 in cash and the issuance of 16,645,601 common shares in consideration for the purchase of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 at a share price of $10 plus estimated transaction costs. The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group has been accounted for under the purchase accounting method and goodwill was recognized to the extent that the consideration paid exceeded

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

 the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on the Company's statement of earnings. The Company will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by the Company.

      CNL Income Fund............................................. $ 43,941,955
      Advisor.....................................................   76,000,000
      CNL Restaurant Financial Services Group.....................   47,000,000
                                                                   ------------
        Total Purchase Price (cash and shares)....................  166,941,955
      Less cash paid to CNL Income Fund...........................     (485,944)
                                                                   ------------
        Share consideration.......................................  166,456,011
      Transaction costs of the Company............................    8,933,000
                                                                   ------------
        Total costs incurred...................................... $175,389,011
                                                                   ============

     In addition, the Company i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the CNL Income Fund carrying value of land and building on operating leases by $10,447,559, net investment in direct financing leases by $2,450,848, investment in joint venture by $1,071,052, made downward adjustments to the carrying value of accrued rental income of $1,607,969, made downward adjustments to other assets of $3,791,469 to adjust historical values to fair value, iii) recorded goodwill of $41,639,041 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $76,686,074 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $34,068,418 of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group.

     (2) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

     (3) Represents the elimination by the CNL Income Fund of $5,263 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by the Company of $1,208,000 in related party payables recorded as receivables by the Advisor.

     (4) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


4. Adjustments to Pro Forma Income Statements

(I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the nine months ended September 30, 1998, as if the Acquisition was consummated as of January 1, 1997.

  (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and
      2) properties that were developed by the Company from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

       Rental and earned income on Property Transactions by the
        Company................................................... $9,635,208

  (b) Represents $46,259 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.

  (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees.......................................... $ (1,569,202)
       Secured equipment lease fee...............................      (44,426)
       Advisory fees.............................................   (1,751,358)
       Reimbursement of administrative costs.....................     (292,754)
       Acquisition fees..........................................  (15,392,193)
       Underwriting fees.........................................     (254,945)
       Administrative fees.......................................     (148,491)
       Executive fee.............................................     (310,000)
       Guarantee fees............................................      (93,750)
       Servicing fee.............................................   (1,014,117)
       Development fees..........................................     (166,876)
       Consulting fee............................................       (1,511)
                                                                  ------------
         Total................................................... $(21,039,623)
                                                                  ============

  (d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

  (e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


  (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

       Reimbursement of administrative costs...................... $  (292,754)
       Servicing fee..............................................  (1,014,117)
                                                                   -----------
                                                                   $(1,306,871)
                                                                   ===========

  (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and 2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

       General and administrative costs........................... $(1,415,100)

  (h) Represents savings of $34,952 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

  (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services
      Group:

       Advisory fees............................................... $(1,751,358)
       Administrative fees.........................................    (148,491)
       Executive fee...............................................    (310,000)
       Guarantee fees..............................................     (93,750)
                                                                    -----------
                                                                    $(2,303,599)
                                                                    ===========

  (j) Represents additional income taxes of $57,979 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.

  (k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

       Depreciation expense.......................................... $1,595,334

  (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (2)

       Amortization of goodwill..................................... $1,561,464

  (m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in II (d ) below.

       Interest expense............................................... $(68,670)

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


  (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees............................................ $(1,569,202)
       Underwriting fees...........................................    (254,945)
       Consulting fee..............................................      (1,511)
                                                                    -----------
                                                                    $(1,825,658)
                                                                    ===========

  (o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

  (p) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

(II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1997, as if the Acquisition was consummated as of January 1, 1997.

  (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and
      2) properties that were developed by the Company from January 1, 1997 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

       Rental and earned income on Property Transactions by the
        Company.................................................. $24,048,982

  (b) Represents $61,679 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.

  (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees........................................... $  (594,041)
       Secured equipment lease fee................................    (375,219)
       Advisory fees..............................................  (1,813,654)
       Reimbursement of administrative costs......................    (143,633)
       Acquisition fees...........................................  (3,887,483)
       Underwriting fees..........................................    (151,041)
       Administrative fees........................................    (269,231)
       Executive fee..............................................    (250,000)
       Guarantee fees.............................................    (312,500)
       Arrangement fees...........................................    (350,000)
       Servicing fee..............................................    (598,988)
       Development fees...........................................    (369,570)
                                                                   -----------
         Total.................................................... $(9,115,360)
                                                                   ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


  (d) Represents the deferral of $2,662,141 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

  (e) Represents the elimination of interest income of $1,931,331 earned during the year ended December 31, 1997 assuming all monies raised during 1997 and all cash held on January 1, 1997 was used to effect the Acquisition on January 1, 1997, represents interest income of $2,047,619 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the recognition of $133,107 of origination fees collected during the year ended December 31, 1997 which were deferred in (d) and are being amortized and recorded as interest income.

  (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

       Reimbursement of administrative costs........................ $(143,633)
       Servicing fee................................................  (598,988)
                                                                     ---------
                                                                     $(742,621)
                                                                     =========

  (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and 2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

       General and administrative costs........................... $(1,619,238)

  (h) Represents savings of $43,393 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

  (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services
      Group:

       Advisory fees............................................... $(1,813,654)
       Administrative fees.........................................    (269,231)
       Executive fee...............................................    (250,000)
       Guarantee fees..............................................    (312,500)
                                                                    -----------
                                                                    $(2,645,385)
                                                                    ===========

  (j) Represents additional income taxes of $22,415 resulting from assuming that acquisitions from January 1, 1997 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.

  (k) Represents increase in depreciation of the building portion of the properties acquired from January 1, 1997 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

       Depreciation expense.......................................... $3,262,191

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


  (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (2)

       Amortization of goodwill..................................... $2,081,952

  (m) Represents elimination of yearly amortization of arrangement fees of $350,000 capitalized as deferred costs and amortized as interest expense and the capitalization of interest expense during the period that properties were under development.

       Amortization of arrangement fees.............................. $(24,144)
       Capitalization of interest during development period..........  (57,450)
                                                                      --------
                                                                      $(81,594)
                                                                      ========

  (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees.............................................. $(594,041)
       Underwriting fees.............................................  (151,041)
                                                                      ---------
                                                                      $(745,082)
                                                                      =========

  (o) Represents the elimination of $2,462,606 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

  (p) Common shares issued during the period were assumed to have been issued and outstanding as of January 1, 1997. For purposes of the pro forma financial statement, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

                                                                     Appendix A

             [LETTERHEAD OF LEGG MASON WOOD WALKER, INCORPORATED]

                                March 10, 1999

James M. Seneff, Jr.
Robert A. Bourne
CNL Realty Corporation
as General Partners of
CNL Income Fund XI, Ltd.
400 East South Street
Orlando, FL 32801-2878

               Re: CNL Income Fund XI, Ltd. (the "Partnership")

Gentlemen:

   You have requested our opinion as investment bankers (a) as to the fairness, from a financial point of view, to the Partnership and its limited partners of the shares of common stock (the "Common Stock") of CNL American Properties Fund, Inc. (the "Acquiror") offered to them in the Merger (as defined below), (b) as to the fairness, from a financial point of view, of the aggregate Common Stock offered to the CNL Income Funds (as defined below) in the Merger Transactions (as defined below) and (c) as to the fairness, from a financial point of view, of the method of allocating the aggregate shares of Common Stock among the CNL Income Funds in the Merger Transactions. Under the terms of an agreement and plan of merger (the "Merger Agreement"), dated March 11, 1999, between the Partnership and the Acquiror, the Partnership will merge with and into a wholly owned subsidiary of the Acquiror and the partners of the Partnership will be offered shares of Common Stock as determined pursuant to the Merger Agreement (the "Share Consideration"); such transaction is hereafter referred to as the "Merger."

   The Partnership is one of eighteen Florida limited partnerships (the "CNL Income Funds") served by Messrs. Seneff, Bourne and CNL Realty Corporation as general partners (the "General Partners"). Each CNL Income Fund has executed a merger agreement with the Acquiror on terms similar to the Merger Agreement. The transactions to occur under such merger agreements are referred to as the "Merger Transactions."

   In connection with our opinion, we have, among other things:

     (i) reviewed the Merger Agreement and the merger agreements for each of the Merger Transactions;

     (ii) reviewed the Registration Statement on Form S-4 with respect to the Merger Transactions as filed on March 12, 1999;

     (iii) reviewed the financial statements and the related filings of the Partnership and the other CNL Income Funds on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (iv) reviewed the financial statements and the related filings of the Acquiror on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (v) reviewed certain internal information concerning the business and operations of the Partnership and the other CNL Income Funds furnished to us by the General Partners, including a draft of the Partnership's and the other CNL Income Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vi) reviewed certain internal information concerning the business and operations of the Acquiror furnished to us by management of the Acquiror, including a draft of the Acquiror's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vii) reviewed certain financial data and operating statistics relating to the Partnership, the other CNL Income Funds and the Acquiror provided by the General Partners and the Acquiror and compared them with similar information of selected public companies that we deemed relevant to our inquiry;

     (viii) reviewed the appraisal (the "Appraisal") of the properties of the Partnership and the other CNL Income Funds prepared by Valuation Associates and dated January 6, 1999;

     (ix) held meetings and discussions with certain directors, officers and employees of the General Partners and the Acquiror concerning the operations, financial condition and future prospects of the Partnership, the other CNL Income Funds and the Acquiror; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Partnership, the other CNL Income Funds and the Acquiror. We have further relied upon the assurances of the General Partners that they are unaware of any factors that would materially alter the conclusions made in Legg Mason's fairness opinion, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments of the General Partners and the Acquiror as to the future performance of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason also assumed, with the consent of the General Partners, that any material liabilities (contingent or otherwise, known or unknown) of the Partnership, the other CNL Income Funds and the Acquiror are as set forth in the financial statements of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason also assumed with the consent of the General Partners that the table prepared by or for the General Partners of the allocation of Share Consideration among the General Partners and the limited partners of the Partnership has been prepared in accordance with and complies with the terms and conditions of the partnership agreement of the Partnership. Legg Mason also assumed that the Appraisal was reasonably prepared by and reflected the good faith judgments of Valuation Associates and Legg Mason does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership, the other CNL Income Funds or the Acquiror. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof.

   We have acted as financial advisor to the General Partners and will receive a fee for our services. It is understood that this letter is for the information of the General Partners in their evaluation of the Merger Transactions and our opinion does not constitute a recommendation to the General Partners or any limited partner of the Partnership or any of the other CNL Income Funds as to how such partner should vote on the Merger or the Merger Transactions, as the case may be, or as to whether such partner should elect to receive the Share Consideration or cash and promissory notes of the Acquiror. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. Additionally, our opinion does not compare the relative merits of the Merger and the Merger Transactions with those of any other transaction or business strategy which were or might have been considered by the General Partners as alternatives to the Merger and the Merger Transactions.

   It should be noted that in rendering this opinion with respect to the fairness, from a financial point of view, of (i) the Share Consideration to be offered with respect to the Partnership, (ii) the aggregate Common

Stock offered with respect to the CNL Income Funds and (iii) the method of allocating the shares of Common Stock of the Acquiror among the CNL Income Funds, Legg Mason has neither addressed, nor are we rendering any opinion with respect to, any other aspect of the Merger Transactions, including (a) the value or fairness of the cash and promissory notes option, (b) the prices at which the shares of Common Stock may trade following the Merger Transactions or the trading value of the shares to be offered compared with the current fair market value of the portfolios or other assets of the Partnership and the other CNL Income Funds if liquidated in real estate markets, (c) the tax effect of any aspect of the Merger Transactions, (d) the fairness of the amounts or allocation of the costs of the Merger Transactions or the amounts of such costs allocated to the limited partners or, (e) any other matters with respect to any specific individual partner or class of partners of the Partnership or the other CNL Income Funds.

   Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consideration offered to the Partnership and its limited partners in the Merger, the aggregate shares of Common Stock offered by the Acquiror with respect to the CNL Income Funds in the Merger Transactions and the method of allocating the shares of Common Stock among the CNL Income Funds in the Merger Transactions are fair from a financial point of view.

                                       Very truly yours,

                                       /s/ Legg Mason Wood Walker, Incorporated
                                       ----------------------------------------
                                       Legg Mason Wood Walker, Incorporated

                                                                      Appendix B

                          AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger is entered into as of this 11th day of March, 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund XI, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                   RECITALS:

   WHEREAS, the Parties hereto desire to consummate a merger (the "Merger") whereby the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") and the Florida Revised Uniform Limited Partnership Act (the "Florida RULPA");

   WHEREAS, the Fund is one of 18 CNL Income Funds (collectively with the Fund, the "CNL Income Funds") that APF is proposing to acquire (the "Proposed Acquisitions");

   WHEREAS, the Special Committee (the "Special Committee") of the independent members of the Board of Directors of APF has received a fairness opinion (the "Fairness Opinion") from Merrill Lynch & Co. as to the fairness to APF, from a financial point of view, of the consideration to be paid in connection with the Proposed Acquisitions;

   WHEREAS, the Special Committee has recommended the Merger to the Board of Directors of APF and the Board has approved the proposal to consummate the Merger (the "Merger Proposal") and the related transactions;

   WHEREAS, Legg Mason Wood Walker Incorporated has delivered a fairness opinion (the "Fund Fairness Opinion") to the General Partners as to the fairness to the Fund and its limited partners from a financial point of view, of the APF Common Share consideration offered to the Fund and its limited partners; and

   WHEREAS, the Board of Directors of the OP General Partner has unanimously approved the Merger Proposal;

   NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

                                   ARTICLE I

                                  Definitions

   1.1 Terms Defined in this Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth below:

   "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

   "Affiliated Group" means any affiliated group within the meaning of Code
(S)1504, or any similar group defined under a similar provision of state, local or foreign law.

   "Agreement" means this Agreement, as amended from time to time.

   "APF" has the meaning set forth in the preface above.

   "APF Common Shares" shall mean the shares of common stock, par value $0.01, of APF.

   "APF Indemnity Claim" has the meaning set forth in Section 12.1 below.

   "APF SEC Documents" has the meaning set forth in Section 6.7 below.

   "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms the basis for any specified consequence.

   "Business Combination" has the meaning set forth in Section 4.1(b) below.

   "Cash/Note Option" has the meaning set forth in Section 4.4 below.

   "Closing" has the meaning set forth in Section 2.3 below.

   "CNL Income Funds" has the meaning set forth in the second paragraph of the Recitals above.

   "Closing Date" has the meaning set forth in Section 2.3 below.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Confidential Information" means any information concerning the businesses and affairs of the Fund, the Operating Partnership or APF, if any, that is not already generally available to the public.

   "Delaware RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Disclosure Schedule" has the meaning set forth in the first paragraph of
Article VII below.

   "Dissenting Partners" has the meaning set forth in Section 4.4 below.

   "Effective Time" has the meaning set forth in Section 2.2 below.

   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) tax-qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) tax-qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

   "Fairness Opinion" has the meaning set forth in the third paragraph of the Recitals above.

   "Florida RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Fund" has the meaning set forth in the preface above.

   "Fund Articles of Merger" has the meaning set forth in Section 2.2 below.

   "Fund Fairness Opinion" has the meaning set forth in the fifth paragraph of the recitals above.

   "Fund Indemnity Claim" has the meaning set forth in Section 12.2 below.

   "Fund Interests" means the general and limited partnership interests in the Fund.

   "Fund SEC Documents" has the meaning set forth in Section 7.7 below.

   "GAAP" means United States generally accepted accounting principles as in effect from time to time.

   "General Partners" has the meaning set forth in the preface above.

   "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation but excluding commercially available shrink wrap software), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

   "IRS" means the Internal Revenue Service.

   "Knowledge" means in the case of the Fund, CNL Realty Corporation, Inc., APF and the OP General Partner, the actual knowledge of a director or an executive officer after reasonable investigation and, in the case of the individual General Partners, the collective actual Knowledge of all of the General Partners after reasonable investigation. For the purposes of this Agreement, the Knowledge of one General Partner shall be attributed to the other General Partners.

   "Known" and "Knowingly" mean that the Fund, any General Partner or APF, as applicable, had Knowledge of the particular matter or took the action described with prior Knowledge.

   "Liability" means any liability (whether Known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

   "Material Adverse Effect" means, as to any Party, a material adverse effect on the business, properties, operations or condition (financial or otherwise) which is not related to an industry-wide change in the economy or market or other conditions affecting all businesses in the industry of the Party to which the term is applied.

   "Merger" has the meaning set forth in the first paragraph of the Recitals above.

   "Merger Proposal" has the meaning set forth in fourth paragraph of the Recitals above.

   "Most Recent 10-Q" has the meaning set forth in Section 7.5 below.

   "Most Recent Balance Sheet" means the most recent balance sheet filed in a Fund SEC Document.

   "Notes" has the meaning set forth in Section 4.4 below.

   "NYSE" means the New York Stock Exchange.

   "OP Certificate of Merger" has the meaning set forth in Section 2.2 below.

   "OP General Partner" has the meaning set forth in the Preface above.

   "OP Limited Partner" means CNL APF LP Corp., a Delaware corporation and wholly owned subsidiary of APF.

   "Operating Partnership" has the meaning set forth in the preface above.

   "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

   "Party" or "Parties" has the meaning set forth in the preface above.

   "Partner" means any holder of Fund Interests.

   "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or other entity.

   "Proposed Acquisitions" has the meaning set forth in the second paragraph of the Recitals above.

   "Registration Statement" means the registration statement on Form S-4 to be filed by APF to register the APF Common Shares to be issued as Share Consideration in the Merger.

   "Representative" has the meaning set forth in Section 12.3 below.

   "SEC" means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (e) any minor imperfection of title or similar lien which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on such Party.

   "Share Consideration" has the meaning set forth in Section 4.1(a) below.

   "Special Committee" has the meaning set forth in the third paragraph to the Recitals above.

   "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or has the power to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or otherwise control the management.

   "Surviving Partnership" has the meaning set forth in Section 2.1 below.

   "Takeover Statute" has the meaning set forth in Section 8.9 below.

   "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code

(S)59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

   "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

   "Third-Party Claim" has the meaning set forth in Section 12.4 below.

                                   ARTICLE II

                        Merger; Effective Time; Closing

   2.1 Merger. Subject to the terms and conditions of this Agreement, the Delaware RULPA and the Florida RULPA, at the Effective Time, the Operating Partnership and the Fund shall consummate the Merger in which (i) the Fund shall be merged with and into the Operating Partnership and the separate limited partnership existence of the Fund shall thereupon cease, (ii) the Operating Partnership shall be the successor or surviving limited partnership in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate limited partnership existence of the Operating Partnership with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The limited partnership surviving the Merger is sometimes hereinafter referred to as the "Surviving Partnership." The Merger shall have the effects set forth in the Delaware RULPA and the Florida RULPA. As a result of the Merger, the outstanding Fund Interests shall be converted or cancelled in the manner provided in Article IV.

   2.2 Effective Time. On the Closing Date, subject to the terms and conditions of this Agreement, the Operating Partnership and the Fund shall (i) execute or cause to be executed (A) a Certificate of Merger in the form required by the Delaware RULPA (the "OP Certificate of Merger") and (B) Articles of Merger in the form required by the Florida RULPA (the "Fund Articles of Merger"), and
(ii) cause the OP Certificate of Merger to be filed with the Delaware Secretary of State as provided in the Delaware RULPA and the Fund Articles of Merger to be filed with the Florida Department of State as provided in the Florida RULPA, in each case, on the Closing Date or as soon as practicable thereafter. The Merger shall become effective at (i) such time as the OP Certificate of Merger has been duly filed with the Delaware of Secretary of State and the Fund Articles of Merger has been duly filed with the Florida Department of State or
(ii) such other time as is agreed upon by APF, the OP General Partner and the General Partners and specified in the OP Certificate of Merger and the Fund Articles of Merger. Such time is hereinafter referred to as the "Effective Time."

   2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Shaw Pittman Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, commencing at 9:00 a.m. local time on such date as within five (5) business days following the fulfillment or waiver of the conditions set forth in Article X (other than conditions which by their nature are intended to be fulfilled at the Closing) or such other place or time or on such other date as APF, the OP General Partner and the General Partners may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article X (the "Closing Date"). In no event shall the Closing Date be a date subsequent to December 31, 1999. At the Closing, there shall be delivered to APF, the Operating Partnership, the OP General Partner, the General Partners and the Fund the certificates and other documents and instruments required to be delivered under
Article X.

   2.4 Further Assurances. Each Party hereto will execute such further documents and instruments and take such further actions as may be reasonably requested by one or more of the other Parties to consummate the Merger, to vest the Surviving Partnership with full title to all assets, properties, rights, approvals, immunities and franchises of either the Fund or the Operating Partnership or to effect the other purposes of this Agreement.

                                  ARTICLE III

 Certificate of Limited Partnership; Limited Partnership Agreement;and General
                        Partner of Surviving Partnership

   3.1 Certificate of Limited Partnership. At the Effective Time, the certificate of limited partnership of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein.

   3.2 Limited Partnership Agreement. At the Effective Time, the limited partnership agreement of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the limited partnership agreement of the Surviving Partnership.

   3.3 General Partner. The general partner of the Operating Partnership immediately prior to the Effective Time shall be the general partner of the Surviving Partnership from and after the Effective Time until it is replaced or it resigns in accordance with the limited partnership agreement of the Surviving Partnership.

                                   ARTICLE IV

              Share Consideration; Payment of Share Consideration

   4.1 Share Consideration; Conversion or Cancellation of Fund Interests in Merger.

   (a) At the Effective Time, by virtue of the Merger and without any action by the Parties, all of the outstanding Fund Interests (i) shall be converted into the right to receive up to 4,394,196 fully paid and nonassessable APF Common Shares (2,197,098 APF Common Shares if the Reverse Split [defined below] occurs before the Closing) (the "Share Consideration") pursuant to the terms of
Section 4.2 below, (ii) shall cease to be outstanding, and (iii) shall be canceled and retired and shall cease to exist, and each Partner, as the holder of such Fund Interests shall cease to have any rights with respect thereto, except the right to receive either (A) APF Common Shares therefor in accordance with this Section 4.1 and Section 4.3 or (B) the cash and Notes in accordance with Section 4.4 below. Subject to the approval of the APF's shareholders of an amendment to its article of incorporation, APF anticipates that prior to the Closing it will effect a one for two reverse stock split (the "Reverse Split") pursuant to which each two shares of APF Common Shares outstanding will be exchanged for one share of APF Common Shares.

   (b) Except for the Reverse Stock Split described in Section 4.1(a), prior to the Effective Time, APF shall not split or combine the APF Common Shares, or pay a stock dividend or other stock distribution in APF Common Shares, or in rights or securities exchangeable for, convertible into or exercisable for APF Common Shares, or otherwise change APF Common Shares into, or exchange APF Common Shares for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of APF as a result of which APF stockholders receive cash, stock, or other property in exchange for, or in connection with, their APF Common Shares (a "Business Combination") or otherwise), or make any other dividend or distribution on or of APF Common Shares (other than regular quarterly cash dividends paid on APF Common Shares or any distribution pursuant to APF's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination, or change.

   (c) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the APF Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

   4.2 Payment of Share Consideration. At the Closing, subject to Section 4.4 below, the Partners shall receive the Share Consideration (less expenses paid by APF on behalf of the Fund), distributed in accordance with the provisions of the Fund's limited partnership agreement as of the Closing Date. For the purposes of this Agreement, the Share Consideration will be reduced (i) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund and (ii) as provided in Section 4.4 below.

   4.3 Fractional APF Common Shares. No certificates representing fractional APF Common Shares shall be issued upon conversion of any Fund Interests. Each Partner of the Fund who would otherwise be entitled to fractional APF Common Shares will receive one APF Common Share for a fractional interest representing 50% or more of one APF Common Share. No APF Common Shares will be issued for a fractional interest representing less than 50% of one APF Common Share.

   4.4 Cash/Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the cash/note option (the "Cash/Note Option"), such Dissenting Partners shall be entitled to receive, in lieu of the Share Consideration, consideration based on such Dissenting Partners' percentage interest (as determined by the Fund's partnership agreement) in the Fund's asset liquidation value of $40,255,527, based on Valuation Associates' appraisal. Such consideration shall be payable 10% in cash and 90% in Callable Notes due in 2006 (the "Notes"). The Notes will bear interest at a fixed rate equal to 120% of the applicable federal rate as of the date the consent solicitation on Form S-4 is mailed to the limited partners. The Share Consideration shall be reduced on a one-for-one basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Cash/Note Option.

                                   ARTICLE V

             Representations and Warranties of The General Partners

   Each General Partner severally represents and warrants to APF and the Operating Partnership that the statements contained in this Article V are correct and complete as of the date hereof and on the Closing Date:

   5.1 Authorization of Transaction. The General Partner has full power and authority (including, as applicable, full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the General Partner, enforceable in accordance with its terms and conditions. The General Partner does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   5.2 Noncontravention. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the General Partner is subject or, as applicable, any provision of the General Partner's articles of incorporation, bylaws or other organizational documents.

                                   ARTICLE VI

 Representations and Warranties of APF, The OPGeneral Partner and The Operating
                                  Partnership

   APF, the OP General Partner and the Operating Partnership jointly and severally represent and warrant to the General Partners and the Fund that the statements contained in this Article VI are correct and complete as of the date hereof and the Closing Date:

   6.1 Organization. APF is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. APF is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on APF. APF has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The OP General Partner is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. The Operating Partnership is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Operating Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Operating Partnership. The Operating Partnership has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. APF and the OP General Partner have delivered to the General Partners and the Fund correct and complete copies of the certificate of incorporation of APF and the OP General Partner and the certificate of limited partnership and the limited partnership agreement of the Operating Partnership (each as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of APF and the OP General Partner and any organizational records of the Operating Partnership have been made available to the General Partners and the Fund and are correct and complete. APF is not in default under or in violation of any provision of its certificate of incorporation, and the Operating Partnership is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   6.2 Capital Stock. The authorized capital stock of APF consists of 125,000,000 shares of common stock, $.01 par value (the "APF Common Shares"), of which 74,696,927 shares are outstanding as of January 31, 1999. Since January 31, 1999, APF has not issued any shares of capital stock. All outstanding APF Common Shares are, and all APF Common Shares issuable under any stock option plans of APF, will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 56,605,804 APF Common Shares which may be issued in connection with APF's acquisition of the other 17 CNL Income Funds in the Proposed Acquisitions and the 12,300,000 APF Shares which may be issued in connection with APF's acquisition of CNL Fund Advisors, Inc., CNL Financial Services, Inc. and CNL Financial Corp., there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which APF is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem, or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock. All of the outstanding general partner interests of the Operating Partnership are owned by the OP General Partner, and all of the outstanding limited partner interests of the Operating Partnership are owned by the OP Limited Partnership, and there are outstanding on the date hereof no options, warrants, rights, commitments or any other agreements of any character to which the Operating Partnership or any partner thereof is a party or which it may be bound requiring it to issue, transfer, sell, purchase, register, redeem or acquire any interest in the Operating Partnership.

   6.3 Authorization for Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of APF will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will be registered under the Securities Act and will be registered or exempt from registration under all applicable state securities laws. The Share Consideration will, when issued, be approved for listing on the NYSE, subject to official notice of issuance.

   6.4 Authorization of Transaction. APF, the OP General Partner and the Operating Partnership have full power and authority (including full corporate and limited partnership, as applicable, power and authority) to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance by APF, the OP General Partner and the Operating Partnership of this Agreement have been duly and validly authorized by the boards of directors of APF and the OP General Partner. This Agreement constitutes the valid and legally binding obligation of APF, the OP General Partner and the Operating Partnership, enforceable in accordance with its terms and conditions. None of APF, the OP General Partner or the Operating Partnership needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   6.5 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which, APF, the OP General Partner or the Operating Partnership is subject or any provision of APF's or the OP General Partner's articles of incorporation or by-laws or the Operating Partnership's certificate of limited partnership or limited partnership agreement or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which APF, the OP General Partner or the Operating Partnership is a party or by which it is bound or to which any of its assets is subject or (iii) result in the imposition of a Security Interest upon any of its assets.

   6.6 Title to Assets. APF has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of its most recent quarterly report on Form 10-Q.

   6.7 Reports and Financial Statements. APF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "APF SEC Documents"). All of the APF SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such APF SEC Documents. None of the APF SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed APF SEC Documents. There is no unresolved violation, criticism or exception by any governmental entity of which APF has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to APF could have a Material Adverse Effect on APF. The financial statements of APF included in the APF SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of APF as of the dates thereof and the results of operations and cash flows of APF for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   6.8 Events Subsequent to September 30, 1998. Since September 30, 1998, nothing has occurred which has had or would reasonably be expected to have a Material Adverse Effect on APF.

   6.9 Litigation. Except as publicly disclosed by APF in its APF SEC Documents or on Schedule 1, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of APF, threatened against APF or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on APF or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by APF in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by APF in any APF SEC Document, none of APF or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on APF or would prevent or delay the consummation of the transactions contemplated hereby.

   6.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by APF for inclusion or incorporation by reference in (i) the Registration Statement to be filed by APF with the SEC in connection with the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement sent by APF to its shareholders pertaining to the Merger will, at the date mailed to shareholders and at the times of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APF, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement or the proxy statement, APF shall promptly so advise the General Partners and such event shall be so described, and such amendment or supplement (which the General Partners shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   6.11 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by APF in its APF SEC Documents or disclosed in
Schedule 1, as of December 31, 1998, to APF's Knowledge, none of APF or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which are not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of APF and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in any reports filed by it with the APF SEC Documents, since December 31, 1998, the business of APF and its Subsidiaries has been carried on only in the ordinary and usual course, to APF's Knowledge, none of APF or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to APF or its Subsidiaries Known to APF having or which could reasonably be expected to have, a Material Adverse Effect on APF.

   6.12 Brokers' Fees. Except for the fees and expenses paid to Merrill Lynch & Co. with respect to the delivery of the Fairness Opinion to the Special Committee and in connection with the financial services provided by Salomon Smith Barney, none of APF, the OP General Partner or the Operating Partnership has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

   6.13 Qualification as a REIT. APF is a "real estate investment trust" for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not cause APF to cease to qualify as a "real estate investment trust" for federal income tax purposes.

   6.14 Compliance with Applicable Law. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, it and its Subsidiaries hold all permits, licenses, variances, exemptions, order and approvals of all governmental entities necessary for the lawful conduct of their respective businesses, except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its

APF SEC Documents, to APF's Knowledge, APF and its Subsidiaries are in compliance with the material terms of its permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF, the businesses of APF and its Subsidiaries are not, to APF's Knowledge, being conducted in violation of any law, ordinance or regulation of any governmental entity except that no representation or warranty is made in this Section 6.14 with respect to environmental laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, no investigation or review by any governmental entity with respect to APF or its Subsidiaries is pending or, to the Knowledge of APF, threatened, nor, to the Knowledge of APF, has any government entity indicated an intention to conduct the same, other than, in each case, those which APF reasonably believes will not have a Material Adverse Effect on APF.

   6.15 Intellectual Property.

   (a) APF owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of APF as presently conducted. Each item of Intellectual Property owned or used by APF immediately prior to the Closing hereunder will be owned or available for use by APF on identical terms and conditions immediately subsequent to the Closing hereunder. APF has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) APF has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of APF's directors or officers (or employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that APF must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of APF which are material to the operation of APF's business.

   (c) APF has no patent or registration which has been issued to APF with respect to any of its Intellectual Property.

   (d) Nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of APF's business as presently conducted.

   6.16 Insurance. With respect to each current insurance policy to which APF is a party, a named insured or is otherwise the beneficiary of coverage, to the knowledge of APF: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither APF nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof.

   6.17 Tenants. To the Knowledge of APF and except as set forth on Schedule 1, no current tenant of a property owned by APF, which as of the date of APF's most recent quarterly report on Form 10-Q represented more than 5% of APF's total revenues, presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   6.18 Disclosure. APF is in compliance in all material respects with its obligation under the Securities Exchange Act to publicly disclose material information in a timely fashion.

                                  ARTICLE VII

               Representations and Warranties Concerning the Fund

   The General Partners and the Fund jointly and severally represent and warrant to APF and the Operating Partnership that the statements contained in this Article VII are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by the General Partners and the Fund to APF and the Operating Partnership in accordance with the provisions of
Section 8.14 (the "Disclosure Schedule"). Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII.

   7.1 Organization, Qualification, and Corporate Power. The Fund is a limited partnership duly organized, validly existing, and in good standing under the laws of Florida. The Fund is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Except as set forth in Section 7.1(a) of the Disclosure Schedule, the Fund has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Section 7.1(b) of the Disclosure Schedule lists the directors and officers of the corporate General Partner. The General Partners have been made available to APF and the Operating Partnership correct and complete copies of the certificate of limited partnership and the limited partnership agreement of the Fund (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the corporate General Partner and any organizational records of the Fund have been made available to APF and the Operating Partnership and are correct and complete in all material respects. The Fund is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   7.2 Capitalization. All of the outstanding ownership interests in the Fund (the "Fund Interests") consist of (i) one percent in general partnership interests and (ii) 4,000,000 units of limited partnership interests. All of the outstanding Fund Interests have been duly authorized, are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Fund to issue, sell, or otherwise cause to become outstanding any additional ownership interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Fund.

   7.3 Authorization of Transaction. The Fund has full power and authority (including full limited partnership power and authority) to execute and deliver this Agreement and, upon the affirmative vote of a majority of the outstanding limited partnership Fund Interests, will have full power and authority (including limited partnership power and authority) to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Fund, enforceable in accordance with its terms and conditions, subject to bankruptcy, insolvency, moratorium and rights of creditors generally. The Fund is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   7.4 Noncontravention. Except as set forth in Section 7.4 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Fund is subject or any provision of the certificate of limited partnership or limited partnership agreement of the Fund or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Fund is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

   7.5 Title to Assets. The Fund has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC (the "Most Recent 10-Q") or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent 10-Q.

   7.6 Subsidiaries. The Fund does not have any Subsidiaries, operating or otherwise.

   7.7 Reports and Financial Statements. The Fund has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "Fund SEC Documents"). All of the Fund SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Fund SEC Documents. None of the Fund SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed Fund SEC Documents. There is no unresolved violation by any governmental entity of which the Fund has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to the Fund could have a Material Adverse Effect on the Fund. The financial statements of the Fund included in the Fund SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Fund as of the dates thereof and the results of operations and cash flows of the Fund for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   7.8 Events Subsequent to the Most Recent 10-Q. Since the date of the Most Recent 10-Q nothing has had a Material Adverse Effect on the Fund. Without limiting the generality of the foregoing, since that date, except as set forth in the appropriately lettered paragraph of Section 7.8 of the Disclosure
Schedule:

   (a) the Fund has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as reasonably determined by the General Partners) in the Ordinary Course of Business;

   (b) the Fund has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 except in the Ordinary Course of Business;

   (c) no party (including the Fund) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which the Fund is a party or by which it is bound except in the Ordinary Course of Business;

   (d) the Fund has not imposed any Security Interest upon any of its assets, tangible or intangible except in the Ordinary Course of Business;

   (e) the Fund has not made any capital expenditure (or series of related capital expenditures) involving more than $50,000 except in the Ordinary Course of Business;

   (f) the Fund has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

   (g) the Fund has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

   (h) the Fund has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

   (i) the Fund has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

   (j) the Fund has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

   (k) there has been no change made or authorized in the certificate of limited partnership or limited partnership agreement of the Fund;

   (l) the Fund has not issued, sold, or otherwise disposed of any ownership interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any ownership interests in the Fund;

   (m) the Fund has not declared, set aside, or paid any dividend or made any distribution with respect to its ownership interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its ownership interests other than distributions consistent with past practices;

   (n) the Fund has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

   (o) the Fund has not made any loan to, or entered into any other transaction with, any of the General Partners or the directors, officers, or employees of the corporate General Partner outside the Ordinary Course of Business;

   (p) the Fund has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

   (q) the Fund has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

   (r) to the Knowledge of the General Partners, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Fund; and

   (s) the Fund is not under any legal obligation, whether written or oral, to do any of the foregoing.

   7.9 Undisclosed Liabilities. The Fund does not have any Liability (and, to the Knowledge of the General Partners, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or which are not in the aggregate material.

   7.10 Legal Compliance. Except as disclosed in the Fund SEC Documents, the Fund has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder), the violation of which could cause a Material Adverse Effect to the Fund, of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

   7.11 Tax Matters.

   (a) The Fund has filed all material Tax Returns that it was required to file, including, without limitation, any material Tax Returns required to be filed with any state. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Fund (as shown on any filed Tax Return) have been paid. The Fund currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Fund does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Fund that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) The Fund has withheld and, if due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, Partner, or other third party.

   (c) The General Partners do not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Fund either (A) claimed or raised by any authority in writing or (B) as to which any of the General Partners has Knowledge. Section 7.11(c) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Fund for taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Fund since December 31, 1996.

   (d) The Fund has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) The Fund has not filed a consent under Code (S)341(f) concerning collapsible corporations. The Fund has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code (S)280G. The Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. The Fund is not a party to any Tax allocation or sharing agreement. The Fund (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Fund) or (B) has any Liability for the Taxes of any Person (other than the Fund) under Treas. Reg. (S)1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

   7.12 Real Property.

   Section 7.12(a) of the Disclosure Schedule lists and describes briefly all real property owned, leased or subleased by the Fund. Section 7.12(b) of the Disclosure Schedule lists all leases and subleases to which the Fund is a party, and the General Partners have made available to APF correct and complete copies of all such leases and subleases (as amended to date). With respect to each lease and sublease listed in Section 7.12(b) of the Disclosure Schedule:

   (a) the lease or, to the Knowledge of the General Partners, the sublease is legal, valid, binding, enforceable, and in full force and effect, except as may be affected by bankruptcy, insolvency, moratorium and the rights of creditors generally;

   (b) no consent is required with respect to the lease or sublease as a result of this Agreement, and the actions contemplated by this Agreement will not result in the change of any terms of the lease or sublease or otherwise affect the ongoing validity of the lease or sublease;

   (c) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

   (d) no party to the lease or, to knowledge of the General Partners, sublease has repudiated any provision thereof;

   (e) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or, to the Knowledge of the General Partners, sublease;

   (f) the Fund has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

   (g) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required by the Fund in connection with the operation thereof and, to the Knowledge of the General Partners, have been operated and maintained in all material respects in accordance with applicable laws, rules, and regulations; and

   (h) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

   7.13 Intellectual Property.

   (a) The Fund owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of the Fund as presently conducted. Each item of Intellectual Property owned or used by the Fund immediately prior to the Closing hereunder will be owned or available for use by the Fund on identical terms and conditions immediately subsequent to the Closing hereunder. The Fund has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) The Fund has not Knowingly interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the General Partners nor any of the corporate General Partner's directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Fund must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the General Partners, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Fund which are material to the operation of the Fund's business.

   (c) The Fund has no patent or registration which has been issued to the Fund with respect to any of its Intellectual Property.

   (d) Section 7.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Fund uses pursuant to license, sublicense, agreement, or permission. The General

Partners have made available to APF and the Operating Partnership correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).

   (e) To the Knowledge of the General Partners, nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Fund's business as presently conducted.

   7.14 Tangible Assets. The Fund owns or leases all buildings, machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted. Each such tangible asset is free from all material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The Most Recent Balance Sheet sets forth all of the assets, in the opinion of the General Partners, necessary to conduct the Fund's business as it is currently being conducted.

   7.15 Contracts. Section 7.15 of the Disclosure Schedule lists all of the following types of contracts and other agreements to which the Fund is a party:

   (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

   (b) any agreement concerning a partnership or joint venture;

   (c) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

   (d) any agreement concerning confidentiality or noncompetition;

   (e) any agreement with any General Partner or any of their Affiliates (other than the Fund);

   (f) any agreement under which it has advanced or loaned any amount to any of the General Partners or the corporate General Partner's directors, officers, and employees outside the Ordinary Course of Business; or

   (g) any agreement under which the consequences of a default or termination could have a Material Adverse Effect.

   The General Partners have made available to APF and the Operating Partnership a correct and complete copy of each written agreement listed in
Section 7.15 of the Disclosure Schedule (as amended to date) which is not included as an exhibit to a Fund SEC Document and a written summary setting forth the terms and conditions of each oral agreement referred to in Section
7.15 of the Disclosure Schedule. With respect to each agreement set forth in
Section 7.15 of the Disclosure Schedule or filed as an exhibit to a Fund SEC
Document: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

   7.16 Notes and Accounts Receivable. All notes and accounts receivable of the Fund are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Fund.

   7.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Fund.

   7.18 Insurance. Section 7.18 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Fund has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets): (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; and (iii) the policy number and the period of coverage. With respect to each current insurance policy, to the Knowledge of the General Partners and the Fund: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Fund nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Fund has been covered during the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets) by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period. Section 7.18 of the Disclosure Schedule describes any self-insurance arrangements affecting the Fund.

   7.19 Litigation. Section 7.19 of the Disclosure Schedule sets forth each instance, not already disclosed in the Fund SEC Documents, in which the Fund
(i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to or, to its Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section
7.19 of the Disclosure Schedule or the Fund SEC Documents could result in any Material Adverse Effect on the Fund. None of the General Partners has any reason to believe that any additional such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Fund.

   7.20 Tenants. To the Knowledge of any of the General Partners, no current tenant of a property owned by the Fund presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   7.21 Employees. The Fund does not have and has never had any employees, officers or directors. The Fund is not and has never been a party to or had any liability with respect to any Employee Benefit Plan.

   7.22 Guaranties. The Fund is not a guarantor of and is not otherwise liable for any liability or obligation (including indebtedness) of any other Person.

   7.23 Registration Statement. The information furnished by the Fund for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.24 Environmental Matters. The Fund is currently in compliance with all material environmental laws, ordinances, regulations and orders applicable to its business or properties, and, to the Knowledge of the General Partners, the tenants' present uses of the Fund's properties, whether leased or owned, do not materially violate any such laws, ordinances, regulations or orders. The Fund is not subject to any Liability or claim in connection with any environmental law or any use, treatment, storage or disposal of any hazardous substance or material or pollutant or any spill, leakage, discharge or release of any hazardous substance or material or pollutant as a result of having owned or operated any business prior to the Effective Time, which if a violation existed would have a Material Adverse Effect on the Fund.

   7.25 Vote Required. The affirmative vote of at least a majority of the outstanding Fund Interests is the only vote of any security holder in the Fund (under applicable law or otherwise) required to approve the Merger, this Agreement and the other transactions contemplated hereby.

   7.26 Disclosure. The representations and warranties contained in this
Article VII do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VII not misleading.

                                  ARTICLE VIII
                             Pre-Closing Covenants

   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

   8.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article X below).

   8.2 Notices and Consents. The General Partners shall give any notices to third parties and obtain any third party consents referred to in Sections 5.1, 5.2, 7.3 and 7.4 above and the related sections of the Disclosure Schedule. APF, the OP General Partner and the Operating Partnership shall give any notices to third parties and obtain any third party consents referred to in Sections 6.4 and 6.5 above. Each of the Parties shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 5.1, 6.4 and
7.3 above.

   8.3 Maintenance of Business; Prohibited Acts. During the period from the date of this Agreement to the Effective Time, the General Partners will not, and will not cause the Fund to, take any action that adversely affects the ability of the Fund (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organizations, and (iii) to preserve its relationships with its tenants; and the General Partners will not allow the Fund to, without the OP General Partner's prior written consent, which consent shall not be unreasonably withheld:

   (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrance of (i) any additional ownership interests (including the Fund Interests), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its ownership interests or any other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or (ii) any other securities in respect of, in lieu of or in substitution for the Fund Interests outstanding on the date hereof;

   (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Fund Interests);

   (c) split, combine, subdivide or reclassify any of its ownership interests or otherwise make any payments to the Partners; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution in respect of its ownership interests at such times and in such manner and amount as may be consistent with the Fund's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from December 31, 1998 through the Effective Time, to the extent not otherwise paid or distributed to the Partners), or (ii) any distribution of property necessary for the representation and warranty set forth in Section
7.11 to be true and correct;

   (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

   (e) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation outside the Ordinary Course of Business;

   (f) other than as may be necessary to consummate the Merger, adopt any amendments to its certificate of limited partnership or limited partnership agreement;

   (g) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, outside the Ordinary Course of Business;

   (h) engage in the conduct of any business the nature of which is materially different from the business in which the Fund is currently engaged;

   (i) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Fund;

   (j) forgive any indebtedness owed to the Fund or convert or contribute by way of capital contribution any such indebtedness owed;

   (k) authorize or enter into any agreement providing for management services to be provided by the Fund to any third party or an increase in management fees paid by any third party under existing management agreements;

   (l) mortgage, pledge, encumber, sell, lease or transfer any material assets of the Fund except as contemplated by this Agreement;

   (m) authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

   (n) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.

   8.4 Full Access. The General Partners shall permit representatives of APF and the OP General Partner to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Fund to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Fund. APF, the OP General Partner and the Operating Partnership shall permit representatives of the General Partners and the Fund to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of APF and the Operating Partnership to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to APF, the OP General Partner and the Operating Partnership. The Parties agree that any information obtained in connection with the exercise of their rights pursuant to this Section 8.4 shall be Confidential Information for purposes of this Agreement.

   8.5 Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Articles V, VI or VII above, as applicable. No disclosure by any Party pursuant to this Section 8.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

   8.6 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of APF, the Operating Partnership, the General Partners and the Fund shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of APF after the Effective Time as a real estate investment trust as defined within Section 856 of the Code.

   8.7 Fund Partner Approval. The General Partners hereby agree to vote the Fund Interests owned by them in favor of this Agreement and the transactions contemplated hereby and agree, subject to the satisfaction of their fiduciary duties as general partners under Florida law, as reasonably determined by the General Partners, to recommend that the limited Partners of the Fund vote their Fund Interests in favor of this Agreement and the transactions contemplated hereby.

   8.8 Delivery of Certain Financial Statements.

   (a) In addition to disclosure in Fund SEC Documents required to be filed by the Fund, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, the Fund shall provide to APF and the OP General Partner with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by the Fund and each of the General Partners that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of the Fund as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   (b) In addition to disclosure in APF SEC Documents required to be filed by APF, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, APF shall provide to the Fund and the General Partners with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by APF that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of APF as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   8.9 State Takeover Statutes. APF, the APF Board of Directors, the Operating Partnership, the Fund and the General Partners shall (i) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation, including without limitation, the control share acquisition provisions of Section 3-701 et seq. of the Maryland GCL and the business combination provisions of Section 3-601 et seq of the Maryland GCL (each, a "Takeover Statute"), is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and
(ii) if any Takeover Statute becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

   8.10 Exclusivity. None of the General Partners shall solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Fund (including any acquisition structured as a merger, consolidation, or share exchange). The General Partners shall notify APF and the Operating Partnership immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

   8.11 Listing. APF shall effect, at or before the issuance of any APF Common Shares issued as Share Consideration pursuant to Article IV, authorization for listing or quotation of such APF Common Shares on the NYSE, subject to official notice of issuance.

   8.12 Maintenance of APF's Business. During the period from the date of this Agreement to the Effective Time, APF will not take any action that adversely affects the ability of APF (i) to pursue its business in the ordinary course,
(ii) to seek to preserve intact its current business organizations (iii) to preserve its relationships with its tenants and (iv) will not take any action to affect it status as a REIT for federal income tax purposes.

   8.13 Registration of Share Consideration. APF shall cause the Registration Statement to become effective prior to the Closing Date.

   8.14 Delivery and Approval of Disclosure Schedule and Schedule 1. Within fifteen (15) business days after the date of this Agreement the General Partners shall deliver to APF the Disclosure Schedule and APF shall deliver to the General Partners Schedule 1. Within fifteen (15) business days after APF receives the Disclosure Schedule it shall give the General Partners notice either that the disclosures in the Disclosure Schedule are, as to substance, satisfactory to APF, in its sole and absolute discretion, or that they are not satisfactory and that APF terminate this Merger Agreement pursuant to Section
11.2. Likewise, within fifteen (15) business days after the General Partners receive Schedule 1, the General Partners shall give APF notice either that the disclosures in Schedule 1 are, as to substance, satisfactory to them, in their sole and absolute discretion, or that they are not satisfactory and that such General Partners terminate the Agreement pursuant to Section 11.2. In the case of both APF and the General Partners, the failure of either to give the notice specified above within the applicable fifteen (15) business day period shall constitute approval of the Disclosure Schedule or Schedule 1, as applicable.

   8.15 Certain Acquisitions. APF or its Subsidiaries shall acquire CNL Fund Advisors, Inc., CNL Financial Corp. and CNL Financial Services, Inc. (collective, the "CNL Restaurant Services Group") substantially in accordance with the terms and conditions set forth in their respective merger agreements dated on or about the date hereof or such other terms that are mutually agreed to by the parties.

                                   ARTICLE IX

                             Post-Closing Covenants

   The Parties agree as follows with respect to the period following the
Closing:

   9.1 General. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XII below). The General Partners acknowledge and agree that from and after the Closing, the Surviving Partnership will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Fund.

   9.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Fund, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Article XII below).

   9.3 Transition. The General Partners will not take any action that is designed or intended to have the effect of discouraging any tenant, lessor, licensor, customer, supplier, or other business associate of the Fund from maintaining the same business relationships with the Surviving Partnership after the Closing as it maintained with the Fund prior to the Closing.

   9.4 Confidentiality.

   (a) The General Partners and the Fund will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to APF or the OP General Partner, as applicable, or destroy, at the request and option of APF or the OP General Partner, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the General Partners or the Fund is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such General Partner or the Fund, as applicable, will notify APF or the OP General Partner, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such General Partner or the Fund is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such General Partner or the Fund, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that such General Partner or the Fund, as applicable, shall use its best efforts to obtain, at the request of APF or the OP General Partner, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as APF or the OP General Partner, as applicable, shall designate.

   (b) APF, the OP General Partner and the Operating Partnership will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and, if the Closing does not occur, deliver promptly to the Fund General Partners, as applicable, or destroy, at the request and option of the Fund or the General Partners, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. Prior to the Closing and if the Closing does not occur, in the event that any of APF, the OP General Partner or the Operating Partnership is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, APF, the OP General Partner or the Operating Partnership, as applicable, will notify the Fund or the General Partners, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this
Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, APF, the OP General Partner or the Operating Partnership is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then APF, the OP General Partner or the Operating Partnership, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that APF, the OP General Partner or the Operating Partnership, as applicable, shall use its best efforts to obtain, at the request of the Fund or the General Partners, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Fund or the General Partners, as applicable, shall designate.

   9.5 Covenant Not to Compete. Unless employed by the Surviving Partnership or APF after the Closing, for a period of three years from and after the Closing Date, none of the General Partners will engage directly or indirectly in any business serving the restaurant industry that the Surviving Partnership or APF conducts as of the Closing Date, except existing restaurant businesses and properties currently owned or advised by affiliates of CNL Group, Inc., including CNL Advisory Services, Inc. In addition, and not in lieu of the foregoing, for a period of three years from and after the Closing Date, James
M. Seneff, Jr. hereby covenants and agrees not to engage or participate, directly or indirectly, as principal, agent, executive, employee, employer, consultant, stockholder, partner or in any other individual capacity whatsoever, in the conduct or management of, or own any stock or any other equity investment in or debt of, any business that relates to the ownership, acquisition or development of "restaurant operations"; provided, however, for the purposes of this Agreement, "restaurant operations" shall not include the ownership, acquisition or development of hotel and health care properties that contain restaurant operations and those entities set forth on Schedule 9.5, and provided further, the noncompetition covenant shall not operate to preclude Mr. Seneff's ownership of APF Common Shares and of up to 5% of the equity securities of companies whose common stock is publicly traded that are engaged in owning, operating, franchising or making are engaged in owning, operating, franchising or making loans to restaurants and restaurant companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

   9.6 Tax Matters.

   (a) If there is an adjustment to any item reported on a pre-closing Tax Return that results in an increase in the Taxes payable by the Fund or any of the General Partners, and such adjustment results in a corresponding adjustment to items reported on a post-closing Tax Return with the result that the Taxes payable either by APF, any of its Subsidiaries, or by any consolidated group of companies of which APF or any Subsidiary are then members are reduced, or a refund of Taxes is increased, then any APF Indemnity Claim that the General Partners or Fund owes APF or the Operating Partnership pursuant to Article XII below shall be reduced by the amount by which such Taxes are reduced or such refunds are increased.

   (b) Any refund or credit of Taxes (including any statutory interest thereon) received by APF or any of its Subsidiaries attributable to periods ending on or prior to or including the Closing Date that were paid by the Fund pursuant to this Agreement shall reduce any APF Indemnity Claim that the General Partners or the Fund owes APF pursuant to Article XII below by an amount equal to the amount of such refund or credit.

   (c) In the event that APF or any of its Subsidiaries receives notice, whether orally or in writing, of any pending or threatened federal, state, local or foreign tax examinations, claims settlements, proposed adjustments or related matters with respect to Taxes that could affect the Fund or the General Partners, or if the Fund or any of the General Partners receives notice of such matters that could affect APF or any of its Subsidiaries, the party receiving such notice shall notify in writing the potentially affected party within ten
(10) days thereof. The failure of either party to give the notice required by this Section shall not impair such party's rights under this Agreement except to the extent that the other party demonstrates that it has been damaged thereby.

   (d) The General Partners shall have the responsibility for, and shall be entitled, at their expense, to contest, control, compromise, reasonably settle or appeal all proceedings with respect to pre-closing Taxes.

                                   ARTICLE X

                       Conditions to Obligation to Close

   10.1 Conditions to Each Party's Obligation. The respective obligations of APF, the OP General Partner, the Operating Partnership, the Fund and the General Partners to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived upon the written consent of APF and the General Partners:

   (a) Governmental Approvals and Consents. The Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Sections 5.1, 6.4, and 7.3 above.

   (b) No Injunction or Proceedings. There shall not be any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, in the reasonable judgment of APF or the General Partners, (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

   (c) No Suspension of Trading, Etc. At the Effective Time, there shall be no declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war or other international, armed hostility or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of APF, would have a Material Adverse Effect on the Fund or, in the sole judgment of any of the General Partners, would have a Material Adverse Effect on APF.

   (d) Shareholder/Partner Approvals. The stockholders of APF shall have approved APF's Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A, and the Partners of the Fund shall have approved the Merger Proposal, amendments to the partnership agreement, if any.

   (e) Registration of Share Consideration. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

   10.2 Conditions to Obligation of APF, the OP General Partner and the Operating Partnership. The obligations of APF, the OP General Partner and the Operating Partnership to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) the General Partners and the Fund shall have delivered to APF and the OP General Partner a certificate to the effect that:

     (i) the representations and warranties set forth in Article V and
  Article VII above are true and correct in all material respects at and as of the Closing Date;

     (ii) the General Partners and the Fund have performed and complied with all of their covenants hereunder in all material respects at and as of the Closing Date;

     (iii) the General Partners and the Fund have procured all of the material third-party consents specified in, respectively, Section 5.2 and
  Section 7.4 above and the related sections of the Disclosure Schedule; and

     (iv) no action, suit, or proceeding is pending or, to their Knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
  (C) affect adversely the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

Notwithstanding the foregoing, APF's obligation to close as a result of a breach of the representations and warranties contained in Section 7.24 shall be governed solely by Section 10.2(e) below.

   (b) since December 31, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of the Fund, such determination to be made in the reasonable discretion of APF;

   (c) APF and the Operating Partnership shall have received an opinion dated as of the Closing Date from Baker and Hostetler LLP, counsel to the General Partners and the Fund, taken as a whole, in form and substance reasonably satisfactory to APF and the Operating Partnership;

   (d) APF shall have received the Disclosure Schedule and approved it in accordance with Section 8.14;

   (e) There shall not exist an unlawful environmental condition on one or more properties owned by the Fund, which in the opinion of a mutually acceptable environmental engineer or consultant, would require APF to expend in excess of $4,394,196 in order to remediate such unlawful environmental condition and cause the subject property or properties to comply with applicable environmental laws, ordinances, regulations or orders; and

   (f) If each of the CNL Income Funds approves its respective Proposed Acquisition, Merrill Lynch & Co. shall not have withdrawn its Fairness Opinion issued in connection with the Merger. If a Proposed Acquisition is not approved by the applicable CNL Income Fund, then the Special Committee of the Board of Directors of APF shall have received a fairness opinion addressed to APF and its stockholders from Merrill Lynch & Co. as to the fairness of the Proposed Acquisitions that were approved by the respective CNL Income Fund, including the consideration to be paid in connection therewith, to APF and its stockholders from a financial point of view.

   APF, the OP General Partner and the Operating Partnership may waive any condition specified in this Section 10.2 if they execute a writing so stating at or prior to the Closing.

   10.3 Conditions to Obligation of the General Partners and the Fund. The obligations of the General Partners and the Fund to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) APF, the OP General Partner and the Operating Partnership shall have delivered to the General Partners and the Fund a certificate to the effect that:

     (i) the representations and warranties set forth in Article VI above are true and correct in all material respects at and as of the Closing Date;

     (ii) APF, the OP General Partner and the Operating Partnership have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

     (iii) no action, suit, or proceeding is pending or, to their knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

   (b) APF shall have delivered to the Fund for distribution to the Partners the Share Consideration pursuant to Section 4.2 and, as applicable, the cash and Notes pursuant to Section 4.4;

   (c) since September 30, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of APF;

   (d) APF shall have acquired the CNL Restaurant Services Group;

   (e) the General Partners shall have received Schedule 1 and approved it in accordance with Section 8.14;

   (f) the APF Common Shares shall have been approved for listing on the NYSE subject to official notice of issuance;

   (g) the General Partners shall have received an opinion dated as of the Closing Date from Shaw Pittman Potts & Trowbridge, counsel to APF and the Operating Partnership, in form and substance reasonably satisfactory to the General Partners; and

   (h) Legg Mason Wood Walker Incorporated shall not have withdrawn the Fund Fairness Opinion.

   The General Partners and the Fund may waive any condition specified in this
Section 10.3 if they execute a writing so stating at or prior to the Closing.

                                  ARTICLE XI

                                  Termination

   11.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the General Partners, the limited partners of the Fund, the OP General Partner or the stockholders of APF, respectively, either by the mutual written consent of APF, the OP General Partner and the General Partners or by mutual action of the General Partners and the Boards of Directors of each of the corporate General Partner and the OP General Partner and the Special Committee.

   11.2 Termination by Individual Parties. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee and the Board of Directors of the OP General Partner in the event of a failure of a condition to the obligations of APF and the Operating Partnership set forth in
Section 10.2 of this Agreement; (b) by the General Partners in the event of a failure of a condition to the obligations of General Partners or the Fund set forth in Section 10.3 of this Agreement; (c) any Party if the Merger shall not have occurred by December 31, 1999 or (d) if a United States federal or state court of competent jurisdiction or United States federal or state governmental agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, in the case of a termination pursuant to clause (a) or (b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

   11.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article XI, no Party hereto (or any of its directors or officers) shall have any liability or further obligation to any other Party to this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement or the obligations set forth in Sections 9.4 and 13.11.

                                  ARTICLE XII

                                Indemnification

   12.1 Indemnity Obligations of the General Partners and the Fund. Subject to Sections 12.5 and 12.6 hereof, each of the General Partners severally, in accordance with its percentage interest in the Share Consideration and limited in amount to the value of the APF Common Shares received by it, based upon the average per share closing price of the APF Common Shares for the first twenty trading days after the APF Common Shares are listed on NYSE (the "20 Day Average Price"), agree to indemnify and hold APF, the OP General Partner and the Surviving Partnership harmless from, and to reimburse APF, the OP General Partner and the Surviving Partnership for, any APF Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "APF Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, cost, or expense of any nature whatsoever resulting from (i) any breach of any representation and warranty of any of the General Partners or the Fund which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements, or undertakings of any of the General Partners or the Fund which are contained in or made pursuant to this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 12.1.

   12.2 Indemnity Obligations of APF, the OP General Partner and the Operating Partnership. Subject to Sections 12.5 and 12.6 hereof, APF, the OP General Partner and the Operating Partnership (including in its capacity as the Surviving Partnership) hereby jointly and severally agree to indemnify and hold each of the General Partners and the Fund harmless from, and to reimburse each of the General Partners and the Fund for, any Fund Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "Fund Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, cost, or expense of any nature whatsoever incurred by any of the General Partners or the Fund resulting from
(i) any breach of any representation and warranty of APF, the OP General Partner or the Operating Partnership which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements, or undertakings of APF, the OP General Partner and the Operating Partnership which are contained in or made pursuant to the terms and conditions of this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this
Section 12.2.

   12.3 Appointment of Representative. James M. Seneff, Jr. is hereby appointed as the exclusive agent of the General Partners and the Fund to act on their behalf with respect to any and all Fund Indemnity Claims and any and all APF Indemnity Claims arising under this Agreement or such other representative as may be hereafter appointed by the General Partners. Such agent is herein referred to as the "Representative." The Representative shall take, and the General Partners agree that the Representative shall take, any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the General Partners and the Fund, as fully as if such parties were acting on their own behalf, including, without limitation, asserting Fund Indemnity Claims against APF, the OP General Partner and the Operating Partnership, defending all APF Indemnity Claims, consenting to, compromising, or settling all Fund Indemnity Claims and APF Indemnity Claims, conducting negotiations with APF, the OP General Partner and the Operating Partnership and their representatives regarding such claims, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants, or other representatives in connection with the foregoing matters. APF, the OP General Partner and the Operating Partnership shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the General Partners and the Fund. The Representative, acting pursuant to this Section 12.3, shall not be liable to any of the General Partners or the Fund for any act or omission, except in connection with any act or omission that was the result of the Representative's bad faith or gross negligence.

   12.4 Notification of Claims. Subject to the provisions of Section 12.5, in the event of the occurrence of an event which any Party asserts constitutes an APF Indemnity Claim or a Fund Indemnity Claim, as applicable, such Party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim and which is in the possession of the indemnified party. If such event involves the claim of any third party (a "Third-Party Claim"), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment, or compromise of any such Third-Party Claim, and to employ counsel to assist such indemnifying party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third-Party Claim, to join in the defense, settlement, adjustment, or compromise of the same. An indemnified party's failure to give timely notice or to furnish the indemnifying party with any relevant data and documents in connection with any Third-Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such Party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party. Any indemnifying party may elect, at such Party's sole expense, to assume control of the defense, settlement, adjustment, or compromise of any Third-Party Claim, with counsel reasonably acceptable to the indemnified parties, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all indemnified parties before entering into any settlement, adjustment, or compromise of such claims, or ceasing to defend against such claims, unless such settlement is a cash settlement and contains an unconditional release of the indemnified party from all existing and future claims with respect to the matter being contested. In connection with any Third-Party Claim, the indemnified party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third-Party Claim.

   12.5 Survival. All representations and warranties, and, except as otherwise provided in this Agreement, all covenants and agreements of the parties contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive until eighteen months from the Closing Date; provided, however, the representations and warranties contained in Sections 6.2, 6.3 and 7.11 shall survive until the expiration of the applicable statute of limitations with respect to the matters covered thereby. No claim shall be made after the applicable survival period.

   12.6 Limitations. Notwithstanding the foregoing, any claim by an indemnified party against any indemnifying party under this Agreement shall be payable by the indemnifying party only in the event, and to the extent, that the accumulated amount of the claims in respect of such indemnifying party's obligations to indemnify under this Agreement shall and the other claims described in Article XIII exceed in the aggregate the dollar amount specified in Article XIII. As to APF Indemnity Claims, the liability of each General Partner shall be limited as provided in Article XIII.

   12.7 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, no Party hereto is making any representation, warranty, covenant, or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, or agreement contained herein or in any certificate or other document delivered pursuant hereto relating to the Merger shall give rise to any right on the part of any Party hereto, after the consummation of the Merger, to rescind this Agreement or the transactions contemplated by this Agreement. Following the consummation of the Merger, the rights of the Parties under the provisions of this Article XII shall be the sole and exclusive remedy available to the Parties with respect to claims, assertions, events, or proceedings arising out of or relating to the Merger.

                                  ARTICLE XIII

                            Limitation of Liability

   13.1 Threshold. Notwithstanding anything to the contrary stated in this Agreement, in no event (i) shall the General Partners or any of them have any liability to APF and/or the OP General Partner and the Surviving Partnership on account of any APF Indemnity Claim or for any claim for breach of warranty or for misrepresentation, or any other claim whatsoever arising under this Agreement or in connection with the transaction contemplated herein (individually a "Claim" and collectively, "Claims") or for any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever directly resulting from Claims (collectively, "Losses") unless, until and only to the extent that the accumulated amount of all Losses exceeds the amount of $439,420 in the aggregate (the "Threshold") nor (ii) shall the individual or aggregate liability of the General Partners on account of Claims and Losses exceed the value of APF Common Shares actually issued to the General Partners in the Merger valued at the 20 Day Average Price. To the extent that any Claim is asserted against more than one General Partner, each General Partner shall be liable only for such General Partner's proportionate share of the Claim based on the percentage that the APF Common Shares received by such General Partner in the Merger is of the total APF Commons Shares comprising the Share Consideration. Any Claim against a General Partner, including an APF Indemnity Claim, may be satisfied by such General Partner, in its sole discretion, by surrendering to the claimant(s) APF Common Shares at a value equal to the closing price per share of such shares on the NYSE on the last trading day preceding the date such APF Common Shares are surrendered.

   13.2 Special Indemnification. APF agrees to indemnify, defend and hold harmless the General Partners against any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever, including reasonable attorneys' fees, arising after the Effective Time that would have arisen in their capacity as General Partners of the Fund had the Merger not been consummated and that are the result of APF's alleged actions or inactions. The Threshold described in Section 13.1 above shall not apply to APF obligations to indemnify the General Partners pursuant to this
Section 13.2.

                                  ARTICLE XIV

                                 Miscellaneous

   14.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of APF and the General Partners; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

   14.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

   14.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

   14.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of APF and the General Partners.

   14.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   14.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   14.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given, as of the date two business days after mailing, if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to the Fund or the General Partners:

     c/o James M. Seneff, Jr.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 423-2894

  With copy to:

     Baker & Hostetler LLP
     Sun Trust Center, Suite 2300
     200 South Orange Avenue
     Orlando, Florida 32801
     Attn: Kenneth C. Wright, Esq.
     Telecopy: (407) 841-0168

  If to APF or the Operating Partnership:

     Curtis B. McWilliams
     Executive Vice President
     CNL American Properties, Inc.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 650-1000

  With copy to:

     Shaw Pittman Potts & Trowbridge
     2300 N Street, N.W.
     Washington, D.C. 20037
     Attn: John M. McDonald, Esq.
     Telecopy: (202) 663-8007

   Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

   14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   14.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by APF, the OP General Partner and the General Partners. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   14.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   14.11 Expenses. If the Closing occurs, APF will bear all costs and expenses of the Parties incurred in connection with this Agreement and the transactions contemplated hereby to the extent not already paid by the Fund or the General Partners. If the Closing does not occur, APF, the OP General Partner and the Operating Partnership will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and the General Partners and the Fund will divide their costs and expenses (including legal fees and expenses) as follows:
(i) the Fund shall bear that percentage of the costs and expenses equal to the percentage obtained by dividing the number of Fund votes in favor of the Merger by the sum of the total number of votes cast and the total number of abstentions and (ii) the General Partners shall bear the remainder of the costs and expenses.

   14.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

   14.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

   14.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 13.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

   14.15 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in and for Orange County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL INCOME FUND XI, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne
                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.
                                          James M. Seneff, Jr., as General
                                           Partner

                                                                      Appendix C

                            CERTIFICATE OF AMENDMENT
                                       TO
                       CERTIFICATE OF LIMITED PARTNERSHIP
                                       OF

                            CNL INCOME FUND XI, LTD.
--------------------------------------------------------------------------------
          (Insert name currently on file with Florida Dept. of State)

Pursuant to the provisions of section 620.109, Florida Statutes, this Florida limited partnership, whose certificate was filed with the Florida Department of State on August 20, 1991, adopts the following certificate of amendment to its certificate of limited partnership:

FIRST: Amendment(s): (indicate article number(s) being amended, added, or deleted)

Article XX, Section 21.5 is deleted in its entirety, and all cross references to such section are deleted in their entirety.

SECOND: This certificate of amendment shall be effective at the time of its filing with the Florida Department of State.

THIRD: Signature(s)
Signature of current general partner(s):

                                          -------------------------------------
                                          James M. Seneff, Jr.

                                          -------------------------------------
                                          Robert A. Bourne

                                          CNL REALTY CORPORATION

                                          By: _________________________________
                                             Name:

Signature(s) of new general partner(s), if applicable: N/A

                                                                      Appendix D

                               [FORM OF OPINION]

                                       , 1999

   James M. Seneff, Jr.
   Robert A. Bourne
   400 East South Street
   Orlando, Florida 32801

Gentlemen:

   We have acted as counsel to CNL Income Fund XI, Ltd., a Florida limited partnership (the "Partnership") of which you are the general partners (the "General Partners"), in connection with the proposed amendment (the "Proposed Amendment") to the Amended and Restated Agreement of Limited Partnership of CNL Income Fund XI, Ltd. (the "Partnership Agreement"). The Partnership Agreement requires that in connection with any proposed amendment to the Partnership Agreement (other than ministerial amendments and those amendments dealing with the transfer of a limited partner's partnership interest or the admission of substituted or additional limited partners), the General Partners must obtain an opinion of counsel concerning whether such proposed amendment would result in changing the Partnership to a general partnership. The Proposed Amendment would delete the provision in the Partnership Agreement that prohibits the Partnership from participating in any transaction involving (i) the acquisition, merger, conversion, or consolidation, either directly or indirectly, of the Partnership, and (ii) the issuance of securities of any other partnership, real estate investment trust, corporation trust or other entity that would be created or would survive after the successful completion of such transaction.

   This opinion is furnished pursuant to the Partnership Agreement. In rendering our opinion, we have examined and relied on the Partnership Agreement, the Proposed Amendment, and the Certificate of Limited Partnership of the Partnership. We have, in addition, made such other inquiries of fact and examinations of law as we have deemed necessary for purposes of rendering this opinion.

   We are members of the Bar of the State of Florida and do not hold ourselves out as being conversant with the laws of any jurisdiction other than those of the State of Florida and are expressing no opinion as to the laws of any jurisdiction other than those of the State of Florida and our opinion is so limited.

   In rendering the opinion set forth below, we have assumed: the genuineness of all signatures on records, certificates, instruments, agreements and other documents submitted to us for examination; the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, photostatic, facsimile, reproduced, or conformed copies and the authenticity of the originals of such latter documents; the accuracy and completeness of all factual representations made in the above-referenced documents; and the legal capacity of all natural persons.

   Based upon the foregoing and subject to the limitations and qualifications hereinafter set forth, we are of the opinion that the Proposed Amendment to the Partnership Agreement would not result in changing the Partnership to a general partnership.

   This opinion letter is based upon and limited to laws of the State of Florida as in effect on the date of this letter and to our current knowledge of facts in existence as of the date of this letter and material to the opinions expressed in this letter. This opinion letter is rendered as of the date hereof, and does not purport to analyze, evaluate or consider the legal effect of any event, legal or factual, occurring after such date that may alter the validity, effect or contents of this opinion, and we assume no obligation to update the opinion set forth herein.

This opinion letter is limited to the matters expressly set forth in this letter, and no other statement or opinions should be inferred beyond the matters expressly stated.

   Except as agreed by us in writing, our opinion is solely for the benefit of the addressees shown on the first page hereof and the limited partners of the Partnership and may be relied upon by such parties solely for the purposes for which it is being furnished. Without our prior written consent, this opinion letter may not be used, circulated, quoted or otherwise referred to for any purpose except as stated herein.

                                          Very truly yours,

                                          Baker & Hostetler LLP

                         CNL AMERICAN PROPERTIES, INC.
                          SUPPLEMENT DATED     , 1999
                                       TO
                   PROSPECTUS/CONSENT SOLICITATION STATEMENT
                             DATED           , 1999
                         FOR CNL INCOME FUND XII, LTD.

   This Supplement is being furnished to you, as a Limited Partner of CNL Income Fund XII, Ltd., which we refer to as the Income Fund, for the purpose of enabling you to evaluate the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., a Maryland corporation, which is a real estate investment trust. This Supplement is designed to summarize only the risks, effects, fairness and other considerations of the proposed acquisition that are unique to you and the other Limited Partners of your Income Fund. This Supplement does not purport to provide an overall summary of the proposed acquisition and should be read in conjunction with the accompanying Prospectus/Consent Solicitation Statement, which includes detailed discussions regarding APF and the other Income Funds being acquired by APF. Accordingly, the discussions in this Supplement are qualified by the more expanded treatment of these matters appearing in the Prospectus/Consent Solicitation Statement. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" when used herein refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of your Income Fund. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., a wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership.

                                    OVERVIEW

   Pursuant to the Prospectus/Consent Solicitation Statement and this Supplement, you are being asked to approve the Acquisition of your Income Fund by APF. Your Income Fund is one of 18 limited partnerships (which we refer to collectively as the Funds) that APF is seeking to acquire. Supplements have also been prepared for each of the other Funds, copies of which may be obtained without charge to each Limited Partner or his representative upon written request to D.F. King & Co., 77 Water Street, New York, New York 10005.

What is APF?

   APF is a full-service real estate investment trust (or a REIT), formed in 1994, whose primary business, like that of the Funds, is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. As a full-service REIT, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains, from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time of the consummation of the Acquisition and will be one of the largest triple-net lease REITs in the United States.

How many shares of common stock (or APF Shares) will I receive if my Income Fund is acquired by APF?

   Your Income Fund will receive 4,768,496 APF Shares. You will receive your pro rata portion of such shares in accordance with the terms of your Income Fund's partnership agreement. APF has assigned a value, which we refer to as the Exchange Value, of $10.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing. It is possible that the APF Shares will trade at prices substantially below the Exchange Value. APF has, however, recently sold approximately 75 million APF Shares through three public offerings at offering prices per APF share equal to the Exchange Value. At December 31, 1998, of the approximately $750 million raised by APF, APF has used approximately $550 million to acquire restaurant properties and to make mortgage loans and had approximately $120 million in uninvested proceeds which it expects to invest during the first quarter of 1999. The remaining proceeds were used to pay fees and other offering expenses.

What is the required vote necessary to approve the Acquisition?

   Pursuant to the terms of your Income Fund's partnership agreement, APF's acquisition of your Income Fund may not be consummated without the approval of greater than 50% of the outstanding limited partnership Units. Such an approval by your Income Fund's limited partners will be binding on you even if you vote against the Acquisition.

Did you receive a fairness opinion in connection with APF's acquisition of my Fund?

   Yes. Legg Mason Wood Walker, Incorporated rendered an opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds.

Do you, as the general partners of my Income Fund, recommend that I vote in favor of the proposed Acquisition?

   Yes. We unanimously recommend that you vote "For" the proposed Acquisition. We believe that the Acquisition is the best means to maximize the value of your investment in your Fund as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

How do I vote?

   Just indicate on the enclosed consent form how you want to vote, and sign and mail it in the enclosed postage-paid return envelope as soon as possible, so that at the Special Meeting of Limited Partners, your Units may be voted "For" or "Against" APF's acquisition of your Income Fund. If you sign and send in your consent form and do not indicate how you want to vote, your consent form will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?

   Yes, subject to certain limitations. If you vote "Against" the Acquisition, but your Income Fund is nevertheless acquired by APF, you may elect to receive a payment (which we call the Cash/Notes Option) that is 10% in cash and 90% in
  % Callable Notes due        , 2006 (or Notes) based on the liquidation value
of your Income Fund, as determined by Valuation Associates, the appraisal firm that we engaged in connection with the Acquisition. Such liquidation value will be lower than the aggregate Exchange Value of the APF Shares offered to your Income Fund in the Acquisition. The Notes will bear interest at a rate equal to
  %, which was determined based on 120% of the applicable federal rate as of
       , 1999 the applicable federal rate. Please note that you may only receive the Cash/Notes Option if you have voted "Against" the Acquisition and you elect to receive the Cash/Notes Option on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you voted "For" the Acquisition, or you voted "Against" the Acquisition and did not affirmatively select the Cash/Notes Option. The Notes will not be listed on any exchange or automated quotation system, and a market for the Notes will not likely develop.

What are the tax consequences of the Acquisition to me?

   The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners in your Income Fund are tax-deferred or tax-exempt entities (for example, pension plans, 401(k) plans or IRAs), if you are a person subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will be based on the difference between the value of the APF Shares or the tax basis of your Units. If you elect the Cash/Notes Option, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares and cash received by your Income Fund over the tax basis of your Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain real property gain.

We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

   We have estimated, based on the Exchange Value, that the taxable gain per average original $10,000 investment in your Income Fund will be $1,669. To review the tax consequences to the Limited Partners of the Funds in greater
detail, see pages    through    of the Prospectus/Consent Solicitation
Statement and "Federal Income Tax Considerations" in this Supplement.

                                  RISK FACTORS

   As a result of APF's Acquisition of your Income Fund, you will assume the risks associated with the assets of APF and the other Funds acquired by APF. Although the majority of APF's assets and the assets of the other Funds acquired by APF are substantially similar to those of your Income Fund, the restaurant properties owned by APF and the other Funds acquired by APF may be differently constructed, located in a different geographic area or of a different restaurant chain than the restaurant properties owned by your Income Fund. Because the market for real estate may vary from one region of the country to another, the change in geographic diversity may expose you to different and greater risks than those to which you are presently exposed. For geographic information regarding APF's and the Funds' restaurant properties, see "APF's Business and The Restaurant Properties -- Business Objectives and Strategies" and "-- The Restaurant Properties -- General" and "Business of the Funds-- Description of Restaurant Properties" in the Prospectus/Consent Solicitation Statement.

   The following is a description of the most significant potential disadvantages, adverse consequences and risks of the Acquisition that are applicable to your Income Fund. This description is qualified in its entirety by the more detailed discussion in the section entitled "Risk Factors" contained in the Prospectus/Consent Solicitation Statement.

 Investment Risks

 .  Uncertainty Regarding the Exchange Value and Trading Price of APF Shares
   Following Listing. Your Income Fund will be receiving 4,768,496 APF Shares if your Income Fund approves the Acquisition. There has been no prior market for the APF Shares, and it is possible that the APF Shares will trade at prices substantially below the Exchange Value or the historical book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Funds who become APF stockholders as a result of the Acquisition, will have transformed their investment in non-tradable Units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares is relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at amounts substantially less than the Exchange Value as a result of increased selling activity following the issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

 .  Decrease in Distributions. In each of the years ended December 31, 1995,
   1996 and 1997, your Income Fund made $860, $850 and $850 respectively, in distributions per $10,000 investment to you. Based on APF's pro forma financial information, and assuming APF acquires only your Income Fund and that each Limited Partner of your Income receives only APF Shares, you would have received, for the year ended December 31, 1997, $610 in distributions per $10,000 of original investment, which is 28.2% less than the $850 distributed to you as Limited Partner during the same period. The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to

   APF stockholders for the year ended December 31, 1997 and for the nine months ended September 30, 1998 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition. See "Cash Distributions to Limited Partners of Your Fund."

 .  Conflicts of Interest in the Acquisition; Substantial Benefits to Related
   Parties. There are certain conflicts of interest inherent in the structure of the Acquisition of your Income Fund. We, James M. Seneff, Jr. and Robert
   A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne, are the three general partners of the Funds. As Board members of APF, Messrs. Seneff and Bourne have an interest in the completion of the Acquisition that may or may not be aligned with your interests as a Limited Partner of the Income Fund or with their own positions as the general partners of your Income Fund. Assuming only your Income Fund is acquired in the Acquisition, we will receive 35,314 APF Shares. In the event that your Income Fund is not acquired, however, we, as general partners of your Income Fund, may be required to pay all or a substantial portion of the Acquisition costs allocated to your Income Fund to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition. For additional information regarding the Acquisition costs allocated to your Income Fund, see "Comparison of Alternative Effect on Financial Condition and Results of Operations" contained in this Supplement.

 .  Fundamental Change in Nature of Investment. The Acquisition of your Income
   Fund involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in your Income Fund, which has a fixed portfolio of restaurant properties in which you participate in the profits from the operation of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple-net basis, on the date that the Acquisition is consummated (assuming only your Income Fund was acquired as of September 30, 1998), 406 restaurant properties. The risks inherent in investing in an operating company such as APF include APF's ability to invest in new restaurant properties that are not as profitable as APF anticipated, the incurrence of substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and making mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay.

   As an APF stockholder, you will receive the benefits of your investment through (i) dividend distributions on, and (ii) increases in the value of, your APF Shares. In addition, your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale or refinancing of your Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares (or from the combination of cash paid to and payments on any Notes if you elect the Cash/Notes Option). An investment in APF may not outperform your investment in the Income Fund.

 . Original Investment Timeframe. Your Income Fund's partnership agreement provides that unless earlier terminated pursuant to its terms, your Income Fund will be terminated, dissolved, and its assets liquidated on December 31, 2031. At the time of your Income Fund's formation, we contemplated that its investment program would terminate (and its investments would be liquidated) some time between 2000 and 2005. We currently have no current plans to dispose of your Income Fund's restaurant properties if the Limited Partners do not approve the Acquisition.

 Real Estate/Business Risks

 .  Risk of Default on Mortgage Loans and Market Risks associated with
   Securitizations. APF will be subject to certain risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default.

   In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize (thereby remaining exposed to the related credit and repayment risks on such mortgage loans,) and seek a different source for funding its operations than securitizations.

   APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would typically retain a residual-interest security and may retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default, and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

   APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

 . Risks Associated with Leverage. APF has funded and intends to continue to Fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. At the time of the consummation of the Acquisition, as a general policy, APF's Board of Directors will borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's funds from operations and its ability to make distributions to its stockholders.

 . Acquisition and Development Risks. APF plans to pursue its growth strategy through the acquisition and development of additional restaurant properties. To the extent that APF does pursue this growth strategy, we do not know that it will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

 Tax Risks

 . Failure of APF to Qualify as a REIT for Tax Purposes. If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to the federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

 . Risks Associated with Distribution Requirements. Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to maintain its status as a REIT.

 . Changes in Tax Law. APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans. For a more detailed discussion of the risks associated with the Acquisition, see "Risk Factors" in the Prospectus/Consent Solicitation Statement.

                       CONSIDERATION PAID TO INCOME FUND

   The following table sets forth, for your Income Fund (i) the aggregate amount of original Limited Partner investments in each Fund less any distributions of net sales proceeds paid to the Limited Partners of that Fund,
(ii) the original amount of Limited Partner investments in each Fund less any distributions of net sales proceeds per average $10,000 investment, (iii) the number of APF Shares to be paid to your Income Fund, (iv) the estimated value of the APF Shares paid to your Income Fund, (v) the estimated Acquisition expenses allocated to your Income Fund, (vi) the estimated value, based on the Exchange Value, of APF Shares paid to your Income Fund after deducting Acquisition expenses, and (vii) the estimated value, based on the Exchange Value, of APF Shares you will receive for each $10,000 of your original investment:

                 Original
                  Limited
                  Partner                                                    Estimated
  Original      Investments                                                Value of APF
   Limited       Less Any                                                   Shares per
   Partner     Distributions Number of                          Estimated     Average
 Investments   of Net Sales     APF     Estimated               Value of      $10,000
  Less Any     Proceeds per   Shares    Value of               APF Shares    Original
Distributions     $10,000     Offered  APF Shares   Estimated     after       Limited
of Net Sales     Original       to     Payable to  Acquisition Acquisition    Partner
  Proceeds     Investment(1)  Fund(2)    Fund(3)    Expenses   Expenses(3) Investment(3)
-------------  ------------- --------- ----------- ----------- ----------- -------------
$45,000,000       $10,000    4,768,496 $47,684,960  $532,871   $47,152,089    $10,400

--------
(1) Income fund has made no distributions of net sales proceeds.
(2) The APF Shares payable to each Fund as set forth in this chart will not change if APF acquires fewer than all of the Funds in the Acquisition. This number assumes that none of the Limited Partners of the Fund has elected the Cash/Notes Option.
(3) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be at prices significantly below the Exchange Value.

   Upon completion of the Acquisition of your Income Fund, the operations and existence of your Income Fund will cease. For more detailed information, see "The Acquisition" in the Prospectus/Consent Solicitation Statement. If your Income Fund does not approve the Acquisition, we do not contemplate that your Income Fund would be liquidated in the near future. The Acquisition, however, does not result in an all-cash payment to you in the liquidation of your investment. For example, if you are eligible for and choose the Cash/Notes Option, you become a Noteholder of APF. You will have exchanged your Units for unsecured debt obligations of APF which may not be retired in full until
        , 2006, a date approximately seven years after the date the Acquisition of your Income Fund occurs. On the other hand, if you exchange your Units for APF Shares, you will receive an equity interest in APF whose marketability will depend upon the market that may develop with respect to the APF Shares, which will be listed on the NYSE.

                           EXPENSES OF THE ACQUISITON

   If your Income Fund approves the Acquisition, the portion of the Acquisition expenses attributable to your Income Fund will be paid by your Income Fund, as detailed below. The number of APF Shares paid to your Income Fund would reflect a reduction for your Income Fund's expenses of the Acquisition.

   If the Acquisition of your Income Fund is not approved, we will bear a percentage of all Acquisition expenses equal to the total number of abstentions and "Against" votes cast by the Limited Partners of your Income Fund, divided by the total number of abstentions and votes cast by you and the other Limited Partners of your Income Fund. In such event, your Income Fund will bear the remaining Acquisition expenses.

   The following table sets forth the estimated Acquisition expenses of acquiring your Income Fund:

                         Pre-closing Transaction Costs

   Legal Fees......................................................... $ 23,734
   Appraisals and Valuation...........................................    9,493
   Fairness Opinions..................................................   42,721
   Registration, Listing and Filing Fees..............................       --
   Soliciting Dealer Fee..............................................   98,043
   Financial Consulting Fees..........................................       --
   Environmental Fees.................................................   59,335
   Accounting and Other Fees..........................................   68,501
                                                                       --------
        Subtotal......................................................  301,827

                           Closing Transaction Costs

   Transfer Fees and Taxes............................................   77,717
   Legal Fees.........................................................   73,988
   Recording Costs....................................................       --
   Other..............................................................   79,339
                                                                       --------
        Subtotal......................................................  231,044
                                                                       --------
   Total.............................................................. $532,871
                                                                       ========

                                 REQUIRED VOTE

Limited Partner Approval Required by the Partnership Agreement

   Article 12 of your Income Fund's partnership agreement provides that the vote of Limited Partners representing a majority of Units is required to approve a "Liquidating Sale," which is defined by the partnership agreement to include a transaction or series of transactions resulting in the transfer of 80% or more in value of Income Fund's restaurant properties acquired within two years of the initial date of the prospectus (October 1992). Because the Acquisition of your Income Fund is a Liquidating Sale within the meaning of the partnership agreement, it may not be consummated without the approval of Limited Partners representing a majority of Units.

Required Amendment to the Partnership Agreement

   Your Income Fund's partnership agreement includes one provision that may prevent the successful completion of APF's Acquisition of your Income Fund. This provision must be amended in order to successfully complete the Acquisition. Therefore, if you vote "For" the Acquisition, you will also be asked to vote in favor of this amendment. The proposed amendment is summarized below:

  . Amendment to Roll-Up Prohibition. Article 21 of the partnership agreement currently provides that your Income Fund may not participate in any transaction involving (i) the acquisition, merger, conversion or consolidation, either directly or indirectly, of your Income Fund, and
     (ii) the issuance of securities of any other partnership, real estate investment trust, corporation, trust or other entity that would be created or would survive after the successful completion of such transaction.

   If the Limited Partners holding a majority of the Units approve this amendment to your Income Fund's partnership agreement your Income Fund, Article 21 will be deleted in its entirety.

Partnership Agreement Amendment Procedures

   Pursuant to Article 13 of your Income Fund's partnership agreement, we may propose amendments to the partnership agreement. Article 13 of the partnership agreement requires that we furnish you with a verbatim statement of the proposed amendment, which is attached to this Supplement as Appendix C, and to include an opinion of our counsel regarding whether the proposed amendment would result in changing your Income Fund to a general partnership, changing our liability or your liability, or allowing you to take part in the control or management of your Income Fund. The form of opinion of Baker & Hostetler LLP is attached to this Supplement as Appendix D.

Consequence of Failure to Approve the Acquisition or the Amendments

   If the Limited Partners of your Income Fund representing a majority of Units do not vote "For" the Acquisition and the proposed amendment to the partnership agreement, the Acquisition may not be consummated under the terms of the partnership agreement. In such event, we plan to continue to operate your Income Fund as a going concern and to eventually dispose of your Income Fund's restaurant properties approximately 7 to 12 years after they were acquired (or as soon thereafter as, in our opinion, market conditions permit), as contemplated by the terms of the partnership agreement.

Special Meeting to Discuss the Acquisition

   We have scheduled a special meeting of the Limited Partners of your Income Fund to discuss the solicitation materials, which include the Prospectus/Consent Solicitation Statement, this Supplement and the other materials distributed to you, and the terms of APF's Acquisition of your Income Fund, prior to voting on the Acquisition. The special meeting will be held at
10:00 a.m., Eastern time, on               , 1999, at
                                          . We and members of APF's management
intend to solicit actively your support for the Acquisition and would like to use the special meeting to answer questions about the Acquisition and the solicitation materials (as defined below) and to explain in person our reasons for recommending that you vote "For" the Acquisition.

                                VOTING PROCEDURE

   The Prospectus/Consent Solicitation Statement, this Supplement, the accompanying transmittal letter, the power of attorney and the consent form constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" the Acquisition of your Income Fund by APF.

   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding Units of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, in the manner described in the Prospectus/Consent Solicitation Statement. A copy of the Agreement and Plan of Merger dated March 11, 1999, by and between APF and your Income Fund is attached hereto as Appendix B. We encourage you to read it.

   If you are not planning on attending the special meeting of the Limited Partners of your Income Fund and voting in person, you should complete and return the consent form before the expiration of the solicitation period. The solicitation period is the time period during which you may vote "For" or "Against" the Acquisition of your Income Fund. The solicitation period will commence upon delivery of the solicitation materials to you (on or about
           , 1999 and will continue until the later of (a)           , 1999 (a
date not less than 60 calendar days from the initial delivery of the solicitation materials), or (b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond December 31, 1999. Any consent form received by Corporate Election Services prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your Units will be counted as voting "Against" the Acquisition of your Income Fund and you will receive APF Shares if your Income Fund is acquired.

   The consent form consists of two parts. Part A seeks your consent to APF's Acquisition of your Income Fund and certain related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve are described above under "Required Vote -- Required Amendment to the Partnership Agreement." If you have interests in more than one Income Fund, you will receive multiple consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter (including the Acquisition), you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without requiring your signatures on multiple documents.

   COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS TO THE GENERAL PARTNERS AND
                                THEIR AFFILIATES

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by your Income Fund to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure, which will be in effect after the Acquisition, had been in effect during the years presented below.

   Under your Income Fund's partnership agreement, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. The partnership agreement also provide that we are to be reimbursed for our expenses for services performed for your Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. If your Income Fund is acquired, it will share in the overall cost of managing the consolidated portfolio of properties owned by APF. As stockholders of APF, you and the other former Limited Partners of your Income Fund will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1998, the aggregate amounts accrued or paid by your Income Fund to us are shown below under "Historical" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the years presented, are shown below under "Pro Forma":

                                                                   Nine Months
                                          Year Ended December 31,     Ended
                                          ----------------------- September 30,
                                           1995    1996    1997       1998
                                          ------- ------- ------- -------------
Historical:
  General Partner Distributions..........     --      --      --         --
  Property Management Fees............... $40,774 $40,244 $40,218    $31,871
  Broker/Dealer Commissions(1)...........     --      --      --         --
  Due Diligence and Marketing Support
   Fees..................................     --      --      --         --
  Acquisition Fees.......................     --      --      --         --
  Asset Management Fees..................     --      --      --         --
  Real Estate Disposition Fees(2)........     --      --      --         --
                                          ------- ------- -------    -------
    Total historical..................... $40,774 $40,244 $40,218    $31,871
Pro Forma:
  Cash Distributions on APF Shares.......  23,700  26,427  20,714     16,183
  Salary Compensation....................     --      --      --         --
                                          ------- ------- -------    -------
    Total pro forma...................... $23,700 $26,427 $20,714    $16,183

--------
(1) A majority of the fees paid as broker-dealer commissions and due diligence and marketing support fees were reallowed to other broker-dealers participating in the offering of the Income Fund's Units.
(2) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners. To date, no such fees have been paid since the required minimum returns have not been made to the Limited Partners.

              CASH DISTRIBUTIONS TO LIMITED PARTNERS OF YOUR FUND

   The information below should be read in conjunction with the information contained herein under the caption "Financial Statements" and in the Prospectus/Consent Solicitation Statement under the caption "Summary -- Our Reasons for the Acquisition -- Prices for Fund Units."

   The following table sets forth the distributions paid to the Limited Partners of your Income Fund (per $10,000 original investment) for the periods indicated below:

                                                                Nine Months
                                                              Ended Sept. 30,
                                                                    1998
                                                              ----------------
                                                                          Pro
                                     1993 1994 1995 1996 1997 Historical Forma
                                     ---- ---- ---- ---- ---- ---------- -----
Distributions from Income........... $638 $850 $860 $850 $850    $516    $457
Distributions from Return of
 Capital............................  --   --   --   --   --      122      20
                                     ---- ---- ---- ---- ----    ----    ----
Total............................... $638 $850 $860 $850 $850    $638    $477
                                     ==== ==== ==== ==== ====    ====    ====

--------
(1) Cash distributions presented above as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. Accumulated net income includes deductions for depreciation and amortization expense and income from certain non-cash items. This amount is not required to be presented as a return of capital except for purposes of this table, and the Income Fund has not treated this amount as a return of capital for any other purpose.

   The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the nine months ended September 30, 1998 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition.

   Assuming APF maintains its current level of debt for acquiring future restaurant properties, the expected distribution rate per APF Share will be 8.8% (assuming a $10.00 per APF Share price based on the Exchange Value, the annualized dividend per year is expected to be $0.88 per APF Share). Based on the number of APF Shares that you would receive in the Acquisition per your average $10,000 original investment and this distribution rate, you would receive an annual distribution of approximately $915.

                                    FAIRNESS

General

   We believe the Acquisition to be fair to, and in the best interests of your Income Fund. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.
   Based upon our analysis of the Acquisition, we believe that:

  .the terms of the Acquisition are fair to you and the other Limited Partners; and

  . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and certain alternatives to the Acquisition and a review of the financial condition and performance of APF and your Income Fund and the terms of critical agreements, such as your Income Fund's partnership agreement.

   We also believe that the Acquisition is procedurally fair for several reasons. First, the Acquisition is required to be approved by Limited Partners holding a majority of the outstanding Units of your Income Fund and is subject to certain conditions. Second, if your Income Fund is acquired, all Limited Partners of your Income Fund who vote against the Acquisition will be given the option of receiving APF Shares or the Cash/Note Option.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others, our relief from certain ongoing liabilities with respect to the Income Fund if it is acquired by APF. For a further discussion of the conflicts of interest and potential benefits of the Acquisition to us, see "Conflicts of Interest" below.

               Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners of your Income Fund and maximizes the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Fund. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the Cash/Notes Option, constitutes fair value. In addition, we compared the values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair and is the best way to maximize the return on your investment in light of the values of such consideration.

   2. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners of your Income Fund and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisal of your Income fund's restaurant properties prepared by Valuation Associates and upon the fairness opinion provided by Legg Mason. A copy of the fairness opinion is attached hereto as Appendix A. We encourage you to read it. We attributed significant weight to the appraisal of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisal of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisal and of Legg Mason to provide the fairness opinion assisted us in the fulfillment of our fiduciary duties to your Income Fund and the Limited Partners, notwithstanding that each of Valuation Associates and Legg Mason received fees for its services and notwithstanding that Legg Mason has previously provided investment banking services to the Funds and to Commercial Net Lease Realty, Inc., a former affiliate of ours. See "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.

   On rendering its opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

  .the value or fairness of the cash and promissory notes option;

  . the prices at which the APF Shares any trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Funds' portfolios or assets if liquidated in real estate markets;

  .the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited Partners; or

  .any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the Cash/Notes Option.

   3. Valuation of Alternatives. Based on the appraisal of the Income Fund's restaurant properties, we estimated the value of your Income Fund as an ongoing concern and if liquidated. On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of your Income Fund.

   4. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Fund to Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   5. Net Book Value of the Income Fund. We calculated the book value of your Income Fund under generally accepted accounting principles, or GAAP, as of September 30, 1998 per $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is not indicative of the true fair market value of your Income Fund. This figure was compared to the (i) value of the Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998, (ii) value of the Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and
(iii) estimated value of the APF Shares, based on the Exchange Value, paid to each Fund per average $10,000 invested.

                             Summary of Valuations
                       (per $10,000 original investment)

                                                               Estimated Range
                                                               of Values of APF
                                                                  Shares per
                                                               Average $10,000
                                                       Going   Original Limited
                                GAAP Book Liquidation Concern      Partners
                                  Value    Value(1)   Value(1)  Investment(2)
                                --------- ----------- -------- ----------------
CNL Income Fund XII, Ltd.......  $8,860     $9,500    $10,357      $10,400

--------
(1) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.
(2) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of your Income Fund, we each have an independent obligation to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners of your Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants (including the Limited Partners in other Funds). James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to your Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to your Income Fund and also on APF's Board of Directors.

Benefits to General Partners

   As a result of the Acquisition (assuming only your Income Fund is acquired), we are expected to receive certain benefits, including that we will be relieved from certain ongoing liabilities with respect to the Funds that are acquired by APF.

   With respect to our ownership in your Income Fund, we may be issued up to 35,314 APF Shares in the aggregate in accordance with the terms of your Income Fund's partnership agreement. The 0 APF Shares issued to us will have an estimated value, based on the Exchange Value, of approximately $353,140 thousand.

   James M. Seneff, Jr. and Robert A. Bourne (your individual general partners), will continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF and Mr. Bourne serving as Vice Chairman. Furthermore, they will be entitled to receive performance-based incentives, including stock options, under APF's 1999 Performance Incentive Plan or any other such plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Funds if the Acquisition does not occur.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the Acquisition to you.

Certain Tax Differences between the Ownership of Units and APF Shares

   Because your Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your

Income Fund, regardless of whether any cash is distributed to you. If your Income Fund is acquired by APF, and you have voted "For" the Acquisition, you will receive APF Shares. If you have voted "Against" the Acquisition but your Income Fund is acquired by APF, you may elect the Cash/Notes Option, in which case you will receive cash and Notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Currently, as the owner of Units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Income Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than your Income Fund's tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by your Income Fund. As a result, APF's tax depreciation from the acquired restaurant properties will differ from your Income Fund's tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a larger portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see " Taxation of APF" and " Taxation of Stockholders Taxable Domestic Stockholders" in the Prospectus/Consent Solicitation Statement.

Tax Consequences of the Acquisition

   In connection with the Acquisition and for federal income tax purposes, the assets (and any liabilities) of your Income Fund (if your Income Fund is acquired by APF) will be transferred to APF in return for APF Shares and/or cash and Notes. Your Income Fund will then immediately liquidate and distribute such property to you. The IRS requires that you recognize a share of the income or loss, subject to the limits described below, recognized by your Income Fund, including gain recognized as a result of the transfer of restaurant properties pursuant to the Acquisition. The estimated taxable gain and loss based on the Exchange Value, for an average $10,000 original Limited Partner investment in your Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                                   Estimated
                                                                Gain/(Loss) per
                                                                Average $10,000
                                                                Original Limited
                                                                    Partner
                                                                 Investment(1)
                                                                ----------------
CNL Income Fund XII, Ltd.......................................      $1,669

--------
(1) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

   Under section 351(a) of the Code, no gain or loss is recognized if (i) property is transferred to a corporation by one more individuals or entities in exchange for the stock of that corporation, and (ii) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman, APF's tax counsel, that, following the Acquisition, the Limited Partners of the Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least 80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect the Cash/Notes Option, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between (1) the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership and (2) the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or another Limited Partner in your Income Fund elect the Cash/Notes Option, your Income Fund will receive APF Shares, cash and Notes in exchange for your Income Fund's assets. Because the
principal portion of the Notes will not be due until     , 2006, the
acquisition of your Income Fund's assets, in part, in exchange for Notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the Notes is collected in the year of the Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to value of the APF Shares and cash received by your Income Fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price (without reduction for any selling expenses) for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, that are assumed or taken subject to by the Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares, cash and Notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset" (i.e., real property and depreciable assets used in a trade or business and held for more than one year). Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section 1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report his, her or its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive cash and Notes rather than APF Shares. Even though a Limited Partner's election of the Cash/Notes Option may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of your Income Fund's gain as determined under the partnership agreement of your Income Fund. Therefore, Limited Partners who elect the Cash/Notes Option may recognize gain in the year of the Acquisition despite the fact that they will receive only a small amount of cash and no publicly-traded instruments with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the Notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the Notes by the Limited Partners electing the Cash/Notes Option. See "-- Tax Consequences of Liquidation and Termination of Your Fund" below.

   Tax Consequences of the Liquidation and Termination of Your Fund. If your Fund is acquired by APF, your Fund will be deemed to have liquidated and distributed APF Shares and/or cash and Notes, as the case may be, to you. The taxable year of your Income Fund will end at this time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition (including gain or loss resulting from the Acquisition described above). If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or cash and Notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of your Income Fund, determine to be pro rata based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive (determined on the closing date of the Acquisition) and your adjusted tax basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distribution of the APF Shares)). Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive cash and Notes in the Acquisition, you will recognize gain to the extent that the amount of cash you receive in the Acquisition exceeds your adjusted basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distributions of the cash and Notes)). Your basis in the Notes distributed to you will equal your adjusted basis in your Units, reduced (but not below zero) by the amount of any cash distributed to you and your holding period for the Notes for purposes of determining capital gain or loss from the disposition of the Notes will include your holding period for your Units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold Units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not an organization described in section 501(c)(7) (social clubs), section 501(c)(9) (voluntary employees' beneficiary associations), section 501(c)(17) (supplemental unemployment benefit trusts) or section 501(c)(20) (qualified group legal services plans) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Income Funds that are acquired by APF will equal the fair market value of the APF Shares plus the cash and the issue price of the Notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property may differ from the Income Fund's basis therein, and the restaurant properties may be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds following the Acquisition.

   For a discussion of the taxation of APF, see "Federal Income Tax Considerations -- Taxation of APF" in the Prospectus/Consent Solicitation Statement.

     SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
        APF, FUNDS, ADVISOR AND CNL RESTAURANT FINANCIAL SERVICES GROUP
                      Nine Months Ended September 30, 1998

                                            Historical                                         Pro Forma
                          -----------------------------------------------               -------------------------------
                                                                  CNL
                                           CNL                Restaurant
                                         Income                Financial
                                        Fund XII,              Services      Combined    Pro Forma           Combined
                              APF         Ltd.      Advisor      Group      Historical  Adjustments         Pro Forma
                          ------------ ----------- ---------- -----------  ------------ -----------        ------------
Operating Data Revenues:
 Rental and earned
  income................  $ 22,947,199 $ 2,842,502 $      --  $       --   $ 25,789,701 $ 9,635,208 (a)
                                                                                             84,471 (b)    $ 35,509,380
 Management fees........           --          --  21,405,127   5,122,366    26,527,493 (21,046,727)(c)
                                                                                         (2,875,906)(d)       2,604,860
 Interest and other
  income................     6,117,911      51,713        751  18,463,647    24,634,022   1,526,547 (e)      26,160,569
                          ------------ ----------- ---------- -----------  ------------ -----------        ------------
   Total revenue........    29,065,110   2,894,215 21,405,878  23,586,013    76,951,216 (12,676,407)        64, 274,809
Expenses:
 General and
  administrative........     1,539,004     356,640  6,701,115   6,704,482    15,301,241  (1,311,079)(f)
                                                                                         (1,415,100)(g)
                                                                                            (36,361)(h)      12,538,701
 Advisory fees..........     1,248,393      31,871        --    1,026,231     2,306,495  (2,306,495)(i)             --
 State taxes............       397,569      17,653     15,226     220,180       650,628      65,410 (j)         716,038
 Depreciation and
  amortization..........     2,693,020     252,185    131,539   1,000,493     4,077,237   3,077,776 (k)(l)    7,155,013
 Interest expense.......           --          --     105,668  14,234,533    14,340,201     (68,670)(m)      14,271,531
 Paid to affiliates.....           --          --     256,456   1,569,202     1,825,658  (1,825,658)(n)             --
                          ------------ ----------- ---------- -----------  ------------ -----------        ------------
   Total expenses.......     5,877,986     658,349  7,210,004  24,755,121    38,501,460  (3,820,177)         34,681,283
                          ============ =========== ========== ===========  ============ ===========        ============
Net earnings (loss)
 before equity in
 earnings of joint
 ventures/minority
 interests, gain (loss)
 on sale of properties,
 gain on securitization,
 and provision (credit)
 for federal income
 taxes..................    23,187,124   2,235,866 14,195,874  (1,169,108)   38,449,756  (8,856,230)         29,593,526
                          ------------ ----------- ---------- -----------  ------------ -----------        ------------
Equity in earnings of
 joint ventures/minority
 interests..............      (23,271)      85,604        --       12,452        74,785         --               74,785
 Gain (loss) on sales
  of properties.........           --          --         --          --            --          --                  --
 Gain on
  securitization........           --          --         --    3,018,268     3,018,268         --            3,018,268
 Provision (credit) for
  federal income taxes             --          --   5,607,415     708,666     6,316,081  (6,316,081)(o)             --
                          ------------ ----------- ---------- -----------  ------------ -----------        ------------
Net earnings............  $ 23,163,853 $ 2,321,470 $8,588,459 $ 1,152,946  $ 35,226,728 $(2,540,149)       $ 32,686,579
                          ============ =========== ========== ===========  ============ ===========        ============
Other Data:
Weighted average number
 of shares of common
 stock outstanding
 during period..........    47,633,909         N/A        N/A         N/A           N/A         --           74,458,279(p)
Total properties owned
 at end of period.......           357          49        N/A         N/A           N/A         --                  406
Funds from operations...  $ 26,408,569 $ 2,706,287        N/A         N/A           N/A         --         $ 37,510,651
Total cash distributions
 declared...............  $ 26,460,446 $ 2,868,756        N/A         N/A           N/A         --         $ 37,510,651
Cash distributions
 declared per $10,000
 investment.............  $        572 $       638        N/A         N/A           N/A         --         $        504
                                            Historical                       Combined          Pro Forma
                                        September 30, 1998                  Historical     September 30, 1998
                          -----------------------------------------------  ------------ -------------------------------
Balance Sheet Data
Real estate assets,
 net....................  $407,663,180 $34,093,179 $      --  $       --   $441,756,359 $11,990,016 (q)
                                                                                         26,052,741 (r)    $479,799,116
Mortgages/notes
 receivable.............    33,523,506         --         --  173,776,981   207,300,487     849,195 (r)     208,149,682
Accounts receivable,
 net....................       575,104         346  7,544,985   7,342,103    15,462,538  (7,855,601)(s)       7,606,937
Investment in/due from
 joint ventures.........       631,374   2,532,807        --          --      3,164,181     835,018 (q)       3,999,199
Total assets............   566,383,967  40,925,908  8,429,809 197,528,789   813,268,473  30,918,171         844,186,644
Total
 liabilities/minority
 interest...............    14,478,585   1,055,882  5,049,152 185,998,045   206,581,664 (10,846,465)(s)(t)  195,735,199
Total equity............   551,905,382  39,870,026  3,380,657  11,530,744   606,686,809  41,764,636 (q)(t)  648,451,445

-------------------

(a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and 2) properties that were developed by APF from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period.)

     Rental and earned income on Property Transactions by APF........ $9,635,208

(b) Represents $84,471 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.

(c) Represents the elimination of intercompany fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

     Origination fees............................................ $ (1,569,202)
     Secured equipment lease fee.................................      (44,426)
     Advisory fees...............................................   (1,754,254)
     Reimbursement of administrative costs.......................     (296,962)
     Acquisition fees............................................  (15,392,193)
     Underwriting fees...........................................     (254,945)
     Administrative fees.........................................     (148,491)
     Executive fee...............................................     (310,000)
     Guarantee fees..............................................      (93,750)
     Servicing fee...............................................   (1,014,117)
     Development fees............................................     (166,876)
     Consulting fee..............................................       (1,511)
                                                                  ------------
         Total................................................... $(21,046,727)
                                                                  ============

(d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

(e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

(f) Represents the elimination of intercompany expenses paid between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

     Reimbursement of administrative costs....................... $   (296,962)
     Servicing fee...............................................   (1,014,117)
                                                                  ------------
                                                                  $ (1,311,079)
                                                                  ============

(g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by APF were subject to capitalization during the entire period and 2) costs relating to properties not developed by APF were subject to capitalization up through the time that EITF 97-11 became effective.

     General and administrative costs.............................. $(1,415,100)

(h) Represents savings of $36,361 in professional services and administrative expenses resulting from reporting on one combined company versus 22 separate entities.

(i) Represents the elimination of advisory fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

     Advisory fees................................................ $ (1,754,254)
     Administrative fees..........................................     (148,491)
     Executive fee................................................     (310,000)
     Guarantee fees...............................................      (93,750)
                                                                   ------------
                                                                   $ (2,306,495)
                                                                   ============

(j) Represents additional state taxes of $65,410 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the Income Fund had operated under a REIT structure.
(k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (q) from acquiring the Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

     Depreciation expense........................................... $ 1,518,380

(l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (q).

     Amortization of goodwill...................................... $ 1,559,396

(m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in footnote (4), II (d ) in the Notes to the Pro Forma Financial Statements attached to this Supplement.

     Interest expense.............................................. $   (68,670)

(n) Represents the elimination of fees paid to affiliates for fees incurred between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

     Origination fees.............................................. $(1,569,202)
     Underwriting fees.............................................    (254,945)
     Consulting fee................................................      (1,511)
                                                                    -----------
                                                                    $(1,825,658)
                                                                    ===========

(o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the acquisition. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

(p) APF Shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved the proposal to amend and restate APF's articles of incorporation to increase the number of authorized APF Shares.

(q) Represents the payment of $532,871 in cash and the issuance of 17,015,209 APF Shares in consideration for the purchase of the Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 using the Exchange Value of $10 per APF Share plus estimated transaction costs. The acquisitions of the Income Fund and the CNL Restaurant Financial Services Group have been accounted for under the purchase accounting method and goodwill was recognized to the extent the estimated value of the consideration paid exceeded the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on APF's statement of earnings. APF will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by APF.

     Income Fund.................................................. $ 47,684,963
     Advisor......................................................   76,000,000
     CNL Restaurant Financial Services Group......................   47,000,000
                                                                   ------------
       Total Purchase Price (cash and shares).....................  170,684,963
     Less cash paid to Income Fund................................     (532,871)
                                                                   ------------
       Share consideration........................................  170,152,092
     Transaction costs of APF.....................................    8,933,000
                                                                   ------------
       Total costs incurred....................................... $179,085,092
                                                                   ============

  In addition, APF i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the CNL Income Fund carrying value of land and building on operating leases by $7,681,844, net investment in direct financing leases by $4,308,172, investment in joint venture by $835,018, made downward adjustments to the carrying value of accrued rental income of $2,475,477, and made downward adjustments to other assets of $3,693,804 to adjust historical values to fair value, iii) recorded goodwill of $41,583,890 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $76,596,893 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $39,870,026 of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group.

(r) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

(s) Represents the elimination by the Income Fund of $6,222 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by APF of $1,208,000 in related party payables recorded as receivables by the Advisor.

(t) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the acquisition of the CNL Restaurant Businesses since the acquisition agreements require that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the acquisition.

        SELECTED HISTORICAL FINANCIAL DATA OF CNL INCOME FUND XII, LTD.

   The following table sets forth certain financial information for the Income Fund, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of CNL Income Fund XII, Ltd." in this Supplement.

                            Nine Months Ended
                              September 30,            Year Ended December 31,
                         ----------------------- -----------------------------------
                            1998        1997        1997        1996        1995
                         ----------- ----------- ----------- ----------- -----------
Revenues (1)............ $ 2,979,819 $ 3,370,040 $ 4,522,216 $ 4,553,058 $ 4,570,571
Net income (2)..........   2,321,470   2,941,412   3,952,214   3,943,043   4,014,372
Cash distributions
 declared (3)...........   2,868,756   2,868,756   3,825,008   3,825,008   3,870,007
Net income per Unit
 (2)....................        0.51        0.65        0.87        0.87        0.88
Cash distributions
 declared per
 Unit (3)...............        0.64        0.64        0.85        0.85        0.86
Weighted average number
 of Limited Partner
 Units outstanding......   4,500,000   4,500,000   4,500,000   4,500,000   4,500,000
                              September 30,                 December 31,
                         ----------------------- -----------------------------------
                            1998        1997        1997        1996        1995
                         ----------- ----------- ----------- ----------- -----------
Total assets............ $40,925,908 $41,508,301 $41,430,990 $41,343,138 $41,229,132
Total partners'
 capital................  39,870,026  40,362,762  40,417,312  40,290,106  40,172,071

--------
(1) Revenues include equity in earnings of joint ventures.
(2) Net income for the year ended December 31, 1996, includes $15,355 from a loss on sale of land and building.
(3) Distributions for the year ended December 31, 1995, include a special distribution to the Limited Partners of $45,000, which represented cumulative excess operating reserves.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
             AND RESULTS OF OPERATIONS OF CNL INCOME FUND XII, LTD.

Introduction

   The Income Fund is a Florida limited partnership that was organized on August 20, 1991, to acquire for cash, either directly or through joint venture arrangements, both newly constructed and existing restaurants, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains. The leases are triple-net leases, with the lessees generally responsible for all repairs and maintenance, property taxes, insurance and utilities. As of September 30, 1998, the Income Fund owned 49 restaurant properties, which included interests in five restaurant properties owned by joint ventures in which the Income Fund is a co-venturer.

Liquidity and Capital Resources

 Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997

   The Income Fund's primary source of capital for the nine months ended September 30, 1998 and 1997, was cash from operations (which includes cash received from tenants, distributions from joint ventures, and interest and other income received, less cash paid for expenses). Cash from operations was $3,066,225 and $2,955,295 for the nine months ended September 30, 1998 and 1997, respectively. The increase in cash from operations for the nine months ended September 30, 1998, as compared to the nine months ended September 30, 1997, is primarily a result of changes in the Income Fund's working capital.

   Other sources and uses of capital included the following during the nine months ended September 30, 1998.

   In August 1998, the Income Fund entered into a joint venture arrangement, Columbus Joint Venture, with certain of our affiliates, to construct and hold one restaurant property. As of September 30, 1998, the Income Fund had contributed $115,256 to purchase land and pay for construction costs relating to the joint venture. When construction is completed, the Income Fund will have an approximate 28% interest in the profits and losses of the joint venture.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term, highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to the partners. At September 30, 1998, the Income Fund had $1,785,128 invested in such short-term investments, as compared to $1,706,415 at December 31, 1997. The funds remaining at September 30, 1998, after payment of distributions and other liabilities, will be used to meet the Income Fund's working capital and other needs.

   Total liabilities of the Income Fund increased to $1,055,882 at September 30, 1998, from $1,013,678 at December 31, 1997, primarily as the result of the Income Fund accruing real estate taxes in connection with certain Long John Silver's restaurant properties, as described below in "Results of Operations." We believe that the Income Fund has sufficient cash on hand to meet its current working capital needs.

   Based on cash from operations, the Income Fund declared distributions to the Limited Partners of $2,868,756 for each of the nine months ended September 30, 1998 and 1997 ($956,252 for each of the quarters ended September 30, 1998 and 1997). This represents distributions for each applicable nine months of $0.64 per unit ($0.21 per unit for each applicable quarter). No distributions were made to us for the quarters and nine months ended September 30, 1998 and 1997. No amounts distributed to the Limited Partners for the nine months ended September 30, 1998 and 1997, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   We have the right, but not the obligation, to make additional capital contributions if we deem it appropriate in connection with the operations of the Income Fund.

 The Years Ended December 31, 1997, 1996 and 1995

   The Income Fund's primary source of capital for the years ended December 31, 1997, 1996 and 1995, was cash from operations (which includes cash received from tenants, distributions from joint ventures and interest received, less cash paid for expenses). Cash from operations was $3,806,988, $3,951,689 and $3,819,362 for the years ended December 31, 1997, 1996 and 1995, respectively. The decrease in cash from operations during 1997, as compared to 1996, and the increase during 1996, as compared to 1995, are primarily a result of changes in income and expenses as described in "Results of Operations" below and changes in the Income Fund's working capital during each of the respective years.

   Other sources and uses of capital included the following during the years ended December 31, 1997, 1996 and 1995.

   In April 1996, the Income Fund sold its restaurant property in Houston, Texas, to an unrelated third party for $1,640,000. As a result of this transaction, the Income Fund recognized a loss of $15,355 for financial reporting purposes primarily due to acquisition fees and miscellaneous acquisition expenses that the Income Fund had allocated to this restaurant property. In May 1996, the Income Fund reinvested the sales proceeds from this sale, along with additional funds, in Middleburg Joint Venture. The Income Fund has an 87.54% interest in the profits and losses of Middleburg Joint Venture and the remaining interest in this joint venture is held by an affiliate of the Income Fund which has the same General Partners.

   In March 1997, the Income Fund entered into a new lease for the restaurant property in Tempe, Arizona. In connection therewith, the Income Fund incurred $55,000 in renovation costs during the year ended December 31, 1997. The renovations were completed in May 1997.

   None of the restaurant properties owned by the Income Fund or the joint ventures in which the Income Fund owns an interest is or may be encumbered. Subject to certain restrictions on borrowing, however, the Income Fund may borrow funds but will not encumber any of the restaurant properties in connection with any such borrowing. The Income Fund will not borrow for the purpose of returning capital to the Limited Partners. The Income Fund will not borrow under arrangements that would make the Limited Partners liable to creditors of the Income Fund. We further have represented that we will use our reasonable efforts to structure any borrowing so that it will not constitute "acquisition indebtedness" for federal income tax purposes and also will limit the Income Fund's outstanding indebtedness to three percent of the aggregate adjusted tax basis of its restaurant properties. Certain of our affiliates from time to time incur certain operating expenses on behalf of the Income Fund for which the Income Fund reimburses the affiliates without interest.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to partners. At December 31, 1997, the Income Fund had $1,706,415 invested in such short-term investments as compared to $1,800,601 at December 31, 1996.

   During 1997, 1996 and 1995, certain of our affiliates incurred on behalf of the Income Fund $97,078, $118,929 and $105,019, respectively, for certain operating expenses. As of December 31, 1997 and 1996, the Income Fund owed $6,887 and $2,981, respectively, to affiliates for such amounts and accounting and administrative services. As of February 28, 1998, the Income Fund had reimbursed the affiliates all such amounts. Other liabilities including distributions payable decreased to $1,006,791 at December 31, 1997, from $1,050,051 at December 31, 1996, primarily as the result of a decrease in rents paid in advance at December 31, 1997.

   Based on cash from operations, the Income Fund declared distributions to the Limited Partners of $3,825,008 for each of the years ended December 31, 1997 and 1996, and $3,870,007 for the year ended December 31, 1995. This represents a distribution of $0.85 per Unit for each of the years ended December 31, 1997 and 1996, and $0.86 per Unit for the year ended December 31, 1995. No amounts distributed or to be distributed to the Limited Partners for the years ended December 31, 1997, 1996 and 1995, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions.

   We believe that the restaurant properties are adequately covered by insurance. In addition, we have obtained contingent liability and property coverage for the Income Fund. This insurance is intended to reduce the Income Fund's exposure in the unlikely event a tenant's insurance policy lapses or is insufficient to cover a claim relating to the restaurant property.

   Due to low operating expenses and ongoing cash flow, we believe that the Income Fund has sufficient working capital reserves at this time. In addition, because all leases of the Income Fund's restaurant properties are on a triple-net basis, it is not anticipated that a permanent reserve for maintenance and repairs will be established at this time. To the extent, however, that the Income Fund has insufficient funds for such purposes, we will contribute to the Income Fund an aggregate amount of up to one percent of the offering proceeds for maintenance and repairs.

Results of Operations

 Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997

   During the nine months ended September 30, 1998 and 1997, the Income Fund owned and leased 44 wholly-owned restaurant properties to operators of fast-food and family-style restaurant chains. In connection therewith, during the nine months ended September 30, 1998 and 1997, the Income Fund earned $2,822,747 and $3,061,061, respectively, in rental income from operating leases (net of adjustments to accrued rental income) and earned income from direct financing leases from these restaurant properties, $963,925 and $1,031,166 of which was earned during the quarters ended September 30, 1998 and 1997, respectively. The decrease in rental and earned income during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, is primarily attributable to the fact that in June 1998, the Income Fund discontinued receiving rental income from the tenant, Long John Silver's, Inc., which filed for bankruptcy and rejected the leases relating to these restaurant properties. In addition, during the nine months ended September 30, 1998, the Income Fund wrote off approximately $224,900 of accrued rental income (non-cash accounting adjustments relating to the straight-lining of future scheduled rent increases over the lease term in accordance with generally accepted accounting principles). We are currently seeking either new tenants or buyers for these restaurant properties. The Income Fund will not recognize any rental and earned income from these restaurant properties until new tenants for these restaurant properties are located, or until the restaurant properties are sold and the proceeds from such sales are reinvested in additional restaurant properties.

   The decrease in rental and earned income during the quarter and nine months ended September 30, 1998 was partially offset by an increase in rental and earned income of approximately $87,700 as a result of the Income Fund entering into a new lease with a new tenant for the restaurant property in Tempe, Arizona, for which rental payments commenced in July 1997.

   For the nine months ended September 30, 1998 and 1997, the Income Fund also earned $19,755 and $36,999, respectively, in contingent rental income, $6,038 and $11,036 of which was earned during the quarters ended September 30, 1998 and 1997, respectively. The decrease in contingent rental income during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, is primarily attributable to a decrease in gross sales of certain restaurant properties whose leases require the payment of contingent rental income.

   For the nine months ended September 30, 1997, the Income Fund owned and leased four restaurant properties, and for the nine months ended September 30, 1998, the Income Fund owned and leased five restaurant properties indirectly through joint venture arrangements. In connection therewith, during the nine months ended September 30, 1998 and 1997, the Income Fund earned $85,604 and $212,586, respectively, attributable to net income earned by these joint ventures, $63,712 and $71,230 of which was earned during the quarters ended September 30, 1998 and 1997, respectively. The decrease in net income is primarily due to the fact that Kingsville Real Estate Joint Venture (in which the Income Fund owns a 31.13% interest in the profits and losses of the joint venture) established an allowance for doubtful accounts of approximately $21,900 and $87,800 during the quarter and nine months ended September 30, 1998, respectively, in accordance with its collection policy. No such allowance was established during the quarter and nine months ended September 30, 1997. In addition, during the nine months ended September 30, 1998, the joint venture established an allowance for loss on land and net investment in the direct financing lease for its restaurant property in Kingsville, Texas of approximately $316,000. The allowance represents the difference between the restaurant property's carrying value at September 30, 1998 and the estimated net realizable value of the restaurant property. Kingsville Real Estate Joint Venture is currently seeking either a new tenant or purchaser for this restaurant property.

   Operating expenses, including depreciation and amortization expense, were $658,349 and $428,628 for the nine months ended September 30, 1998 and 1997, respectively, of which $294,262 and $136,269 were incurred for the quarters ended September 30, 1998 and 1997, respectively. The increase in operating expenses during the quarter and nine months ended September 30, 1998 is primarily attributable to the fact that the Income Fund recorded bad debt expense for past due principal and interest amounts relating to the loan with the tenant of the restaurant property in Kingsville Real Estate Joint Venture due to financial difficulties the tenant is experiencing. We are in the process of negotiating an arrangement to collect past due amounts and will recognize any such amounts as income if collected.

   In addition, the increase in operating expenses during the quarter and nine months ended September 30, 1998, is partially attributable to the fact that the Income Fund accrued insurance and real estate tax expenses as a result of Long John Silver's, Inc. filing for bankruptcy and rejecting the leases relating to three restaurant properties in June 1998. The increase in operating expenses during the quarter and nine months ended September 30, 1998, is partially attributable to an increase in depreciation expense due to the fact that during the quarter and nine months ended September 30, 1998, the Income Fund reclassified these assets from net investment in direct financing leases to land and buildings on operating leases. The Income Fund will continue to incur certain expenses, such as real estate taxes, insurance, and maintenance relating to these restaurant properties until new tenants or buyers are located. The Income Fund is currently seeking either new tenants or buyers for these restaurant properties.

 The Years Ended December 31, 1997, 1996 and 1995

   During the years ended December 31, 1996 and 1995, the Income Fund owned and leased 45 wholly-owned restaurant properties (including one restaurant property in Houston, Texas, which was sold in April 1996). During 1997, the Income Fund owned and leased 44 wholly-owned restaurant properties. In addition, during 1995, the Income Fund was a co-venturer in three separate joint ventures that each owned and leased one restaurant property, and during 1996 and 1997, the Income Fund was a co-venturer in four separate joint ventures that each owned and leased one restaurant property. As of December 31, 1997, the Income Fund owned, either directly or through joint venture arrangements, 48 restaurant properties which are subject to long-term, triple-net leases. The leases of the restaurant properties provide for minimum base annual rental payments (payable in monthly installments) ranging from approximately $46,900 to $213,800. The majority of the leases provide for percentage rent based on sales in excess of a specified amount. In addition, some of the leases provide that, commencing in specified lease years (generally the sixth lease year), the annual base rent required under the terms of the lease will increase.

   During the years ended December 31, 1997, 1996 and 1995, the Income Fund earned $4,102,842, $4,165,640 and $4,330,100, respectively, in rental income from operating leases and earned income from direct financing leases from restaurant properties wholly-owned by the Income Fund. The decrease in rental and earned income during 1997 and 1996, each as compared to the previous year, is primarily attributable to a decrease of approximately $51,800 and $136,500 during the years ended December 31, 1997 and 1996, respectively, as a result of the sale of the restaurant property in Houston, Texas, in April 1996, as discussed above in "Liquidity and Capital Resources."

   In addition, rental and earned income also decreased approximately $23,500 and $39,800 during 1997 and 1996, each as compared to the previous year, as a result of the fact that the tenant of the restaurant property in Tempe, Arizona, declared bankruptcy and ceased operations of the restaurant business located on the restaurant property in June 1996. As a result of the termination of this lease, during the year ended December 31, 1996, the Income Fund reclassified this lease from a direct financing lease to an operating lease. In March 1997, the Income Fund entered into a new lease for the restaurant property in Tempe, Arizona with a new tenant to operate the restaurant property for which rental payments commenced in July 1997. The decrease in rental and earned income during 1997, as compared to 1996, was partially offset by an increase in rental income of $38,600 earned from the new tenant during 1997.

   During the years ended December 31, 1997, 1996 and 1995, the Income Fund also earned $54,330, $67,652 and $70,819, respectively, in contingent rental income. The decrease in contingent rental income during 1997 and 1996, each as compared to the previous year, is primarily attributable to decreased gross sales of certain restaurant properties requiring the payments of contingent rental income.

   In addition, for the years ended December 31, 1997, 1996 and 1995, the Income Fund earned $277,325, $200,499 and $81,582, respectively, attributable to net income earned by joint ventures in which the Income Fund is a co-venturer. The increase in net income earned by joint ventures during 1997 and 1996, each as compared to the previous year, is primarily due to the fact that the Income Fund invested in Middleburg Joint Venture in May 1996, as described above in "Liquidity and Capital Resources."

   During at least one of the years ended December 31, 1997, 1996 and 1995, three of the Income Fund's lessees (or group of affiliated lessees), Long John Silver's, Inc., Foodmaker, Inc. and Flagstar Corporation, each contributed more than 10% of the Income Fund's total rental income (including the Income Fund's share of rental income from four restaurant properties owned by joint ventures). As of December 31, 1997, Long John Silver's, Inc. was the lessee under leases relating to eight restaurants, Foodmaker, Inc. was the lessee under leases relating to 10 restaurants and Flagstar Corporation was the lessee under leases relating to 15 restaurants. It is anticipated that based on the minimum rental payments required by the leases, these three lessees or group of affiliated lessees each will continue to contribute more than 10% of the Income Fund's total rental income during 1998 and subsequent years. In addition, during at least one of the years ended December 31, 1997, 1996 and 1995, four restaurant chains, Long John Silver's, Hardee's, Jack in the Box and Denny's, each accounted for more than 10% of the Income Fund's total rental income (including the Income Fund's share of rental income from four restaurant properties owned by joint ventures). In subsequent years, it is anticipated that these four restaurant chains each will continue to account for more than 10% of the Income Fund's total rental income to which the Income Fund is entitled under the terms of the leases. Any failure of these lessees or restaurant chains could materially affect the Income Fund's income.

   During the years ended December 31, 1997, 1996 and 1995, the Income Fund also earned $87,719, $119,267 and $88,070, respectively, in interest and other income. The decrease in interest and other income during 1997, as compared to 1996, and the increase in interest and other income during 1996, as compared to 1995, is primarily attributable to the Income Fund granting certain easement rights during 1996, to the owner of the restaurant property adjacent to the Income Fund's restaurant property in Black Mountain, North Carolina, in exchange for $25,000. In addition, the decrease in interest and other income during 1997, as compared to 1996, is offset by an increase attributable to the Income Fund recognizing approximately $7,900 in other income due to the fact that the former tenant of the restaurant property in Tempe, Arizona, paid past due real estate taxes relating to the restaurant property and the Income Fund reversed such amounts during 1997 that it had previously accrued as payable during 1996.

   Operating expenses, including depreciation and amortization expense, were $570,002, $594,660 and $556,199 for the years ended December 31, 1997, 1996 and
1995, respectively. The decrease in operating expenses during 1997, as compared to 1996, and the increase in 1996, as compared to 1995, is partially attributable to the fact that during 1996, the Income Fund recorded current and past due real estate taxes relating to the restaurant property in Tempe, Arizona, due to financial difficulties the tenant was experiencing. As discussed above, the amounts accrued during 1996 were reversed and recorded as other income during 1997. No real estate taxes were recorded during 1997 relating to the restaurant property in Tempe, Arizona, due to the fact that the new tenant is responsible for the real estate taxes under the terms of the new lease.

   In addition, the decrease in operating expenses during 1997, as compared to 1996, is partially attributable to a decrease in accounting and administrative expenses associated with operating the Income Fund and its restaurant properties. The decrease in operating expenses during 1997, as compared to 1996, and the increase in 1996, as compared to 1995, is partially attributable to the Income Fund incurring certain expenses, such as insurance and legal fees during 1996, due to the former tenant of the restaurant property in Tempe, Arizona declaring bankruptcy during 1996. The increase in operating expenses during 1996, as compared to 1995, is primarily attributable to an increase in accounting and administrative expenses associated with operating the Income Fund and its restaurant properties and an increase in insurance expense as a result of our obtaining contingent liability and property coverage for the Income Fund beginning in May 1995.

   The decrease in operating expenses during 1997, was partially offset by an increase in depreciation expense as a result of the reclassification of the lease relating to the restaurant property in Tempe, Arizona, from a direct financing lease to an operating lease, as described above in "Liquidity and Capital Resources." The increase in operating expenses during 1996, as compared to 1995, was partially offset by a decrease in depreciation expense during the year ended December 31, 1996, as a result of the sale of the restaurant property located in Houston, Texas, in April 1996, as described above in "Liquidity and Capital Resources."

   As a result of the sale of the restaurant property in Houston, Texas, as described above in "Liquidity and Capital Resources," the Income Fund recognized a loss of $15,355 for financial reporting purposes for the year ended December 31, 1996. The loss was primarily due to acquisition fees and miscellaneous acquisition expenses that the Income Fund had allocated to this restaurant property. No restaurant properties were sold during 1995 and 1997.

General

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Income Fund's financial position or results of operations.

   The Income Fund's leases as of September 30, 1998, are triple-net leases and contain provisions that we believe mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain restaurant sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Management expects that increases in restaurant sales volumes due to inflation and real sales growth should result in an increase in rental income over time. Continued inflation also may cause capital appreciation of the Income Fund's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.

   The Year 2000 problem is the result of information technology systems and embedded systems (products which are made with microprocessor (computer) chips such as HVAC systems, physical security systems and elevators) using a two-digit format, as opposed to four digits, to indicate the year. Such information technology and embedded systems may be unable to properly recognize and process date-sensitive information beginning January 1, 2000.

   The Income Fund does not have any information technology systems. Affiliates of us provide all services requiring the use of information technology systems pursuant to a management agreement with the Income Fund. The maintenance of embedded systems, if any, at the Income Fund's properties is the responsibility of the tenants of the properties in accordance with the terms of the Income Fund's leases. We and our affiliates have established a team dedicated to reviewing the internal information technology systems used in the operation of the Income Fund, and the information technology and embedded systems and the Year 2000 compliance plans of the Income Fund's tenants, significant suppliers, financial institutions and transfer agent.

   The information technology infrastructure of the affiliates of us consists of a network of personal computers and servers that were obtained from major suppliers. The affiliates utilize various administrative and financial software applications on that infrastructure to perform the business functions of the Income Fund. Our inability and that of our affiliates to identify and timely correct material Year 2000 deficiencies in the software and/or infrastructure could result in an interruption in, or failure of, certain of the Income Fund's business activities or operations. Accordingly, we and our affiliates have requested and are evaluating documentation from the suppliers of the affiliates regarding the Year 2000 compliance of their products that are used in the business activities or operations of the Income Fund. The costs expected to be incurred by us and our affiliates to become Year 2000 compliant will be incurred by us and our affiliates; therefore, these costs will have no impact on the Income Fund's financial position or results of operations.

   The Income Fund has material third party relationships with its tenants, financial institutions and transfer agent. The Income Fund depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. If any of these third parties are unable to meet their obligations to the Income Fund because of the Year 2000 deficiencies, such a failure may have a material impact on the Income Fund. Accordingly, we have requested and are evaluating documentation from the Income Fund's tenants, financial institutions, and transfer agent relating to their Year 2000 compliance plans. At this time, we have not yet received sufficient certifications to be assured that the tenants, financial institutions, and transfer agent have fully considered and mitigated any potential material impact of the Year 2000 deficiencies. Therefore, we do not, at this time, know of the potential costs to the Income Fund of any adverse impact or effect of any Year 2000 deficiencies by these third parties.

   We currently expect that all Year 2000 compliance testing and any necessary remedial measures on the information technology systems used in the business activities and operations of the Income Fund will be completed prior to June 30, 1999. Based on the progress we and our affiliates have made in identifying and addressing the Income Fund's Year 2000 issues and the plan and timeline to complete the compliance program, we do not foresee significant risks associated with the Income Fund's Year 2000 compliance at this time. Because we and our affiliates are still evaluating the status of the systems used in business activities and operations of the Income Fund and the systems of the third parties with which the Income Fund conducts its business, we have not yet developed a comprehensive contingency plan and are unable to identify "the most reasonably likely worst case scenario" at this time. As we identify significant risks related to the Income Fund's Year 2000 compliance or if the Income Fund's Year 2000 compliance program's progress deviates substantially from the anticipated timeline, we will develop appropriate contingency plans.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Condensed Balance Sheets as of September 30, 1998 and December 31, 1997..   F-1
Condensed Statements of Income for the Quarters and Nine Months Ended
September 30, 1998 and 1997..............................................   F-2
Condensed Statements of Partner's Capital for the Nine Months Ended
September 30, 1998 and for the Year Ended December 31, 1997..............   F-3
Condensed Statements of Cash Flows for the Nine Months Ended
September 30, 1998 and 1997..............................................   F-4
Notes to Condensed Financial Statements for the Quarters and Nine Months
Ended September 30, 1998 and 1997........................................   F-5
Report of Independent Accountants........................................   F-7
Balance Sheets as of December 31, 1997 and 1996..........................   F-8
Statements of Income for the Years Ended December 31, 1997, 1996 and
1995.....................................................................   F-9
Statements of Partner's Capital for the Years Ended December 31, 1997,
1996 and 1995............................................................  F-10
Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
1995.....................................................................  F-11
Notes to Financial Statements for the Years Ended December 31, 1997, 1996
and 1995.................................................................  F-12
Unaudited Pro Forma Financial Information................................  F-21
Unaudited Pro Forma Balance Sheet as of September 30, 1998...............  F-22
Unaudited Pro Forma Income Statement for the Nine Months Ended September
30, 1998.................................................................  F-23
Unaudited Pro Forma Income Statement for the Year Ended December 31,
1997.....................................................................  F-24
Notes and Management's Assumptions to Unaudited Pro Forma Financial
Statements...............................................................  F-25

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                        September  December 31,
                                                        30, 1998       1997
                                                       ----------- ------------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $1,711,620 and
 $1,460,887........................................... $21,589,219 $ 20,820,279
Net investment in direct financing leases.............  12,503,960   13,656,265
Investment in joint ventures..........................   2,532,807    2,517,421
Cash and cash equivalents.............................   1,785,128    1,706,415
Receivables, less allowance for doubtful accounts
 of $225,482 and $7,482...............................         346      202,472
Prepaid expenses......................................      12,177        7,216
Lease costs, less accumulated amortization
 of $2,759 and $1,307.................................      26,794       24,746
Accrued rental income, less allowance for doubtful
 accounts
 of $5,182 in 1998....................................   2,475,477    2,496,176
                                                       ----------- ------------
                                                       $40,925,908 $ 41,430,990
                                                       =========== ============
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $     8,312 $     10,558
Accrued and escrowed real estate taxes payable........      50,296        3,244
Distributions payable.................................     956,252      956,252
Due to related parties................................       6,222        6,887
Rents paid in advance and deposits....................      34,800       36,737
                                                       ----------- ------------
  Total liabilities...................................   1,055,882    1,013,678
                                                       ----------- ------------
Partners' capital.....................................  39,870,026   40,417,312
                                                       ----------- ------------
                                                       $40,925,908 $ 41,430,990
                                                       =========== ============


                See accompanying notes to financial statements.

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                        Quarter Ended      Nine Months Ended
                                        September 30,        September 30,
                                     ------------------- ----------------------
                                       1998      1997       1998        1997
                                     --------- --------- ----------  ----------
Revenues:
  Rental income from operating
   leases........................... $ 592,290 $ 621,234 $1,877,428  $1,829,206
  Adjustments to accrued rental
   income...........................       --        --    (224,867)        --
  Earned income from direct
   financing leases.................   371,635   409,932  1,170,186   1,231,855
  Contingent rental income..........     6,038    11,036     19,755      36,999
  Interest and other income.........     7,031    18,420     51,713      59,394
                                     --------- --------- ----------  ----------
                                       976,994 1,060,622  2,894,215   3,157,454
                                     --------- --------- ----------  ----------
Expenses:
  General operating and
   administrative...................    46,999    38,390    113,005     119,166
  Professional services.............     6,630     6,837     19,616      18,999
  Bad debt expense..................   104,323       --     188,990         --
  Management fees to related
   parties..........................    10,320    10,041     31,871      30,005
  Real estate taxes.................    33,877       542     35,029       1,952
  State and other taxes.............       --        --      17,653      18,496
  Depreciation and amortization.....    92,113    80,459    252,185     240,010
                                     --------- --------- ----------  ----------
                                       294,262   136,269    658,349     428,628
                                     --------- --------- ----------  ----------
Income Before Equity in Earnings of
 Joint Ventures.....................   682,732   924,353  2,235,866   2,728,826
Equity in Earnings of Joint
 Ventures...........................    63,712    71,230     85,604     212,586
                                     --------- --------- ----------  ----------
Net Income.......................... $ 746,444 $ 995,583 $2,321,470  $2,941,412
                                     ========= ========= ==========  ==========
Allocation of Net Income:
  General partners.................. $   7,465 $   9,956 $   23,215  $   29,414
  Limited partners..................   738,979   985,627  2,298,255   2,911,998
                                     --------- --------- ----------  ----------
                                     $ 746,444 $ 995,583 $2,321,470  $2,941,412
                                     ========= ========= ==========  ==========
Net Income Per Limited Partner
 Unit............................... $    0.16 $    0.22 $     0.51  $     0.65
                                     ========= ========= ==========  ==========
Weighted Average Number of Limited
 Partner Units Outstanding.......... 4,500,000 4,500,000  4,500,000   4,500,000
                                     ========= ========= ==========  ==========

                See accompanying notes to financial statements.

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                 Nine Months Ended  Year Ended
                                                   September 30,   December 31,
                                                       1998            1997
                                                 ----------------- ------------
General partners:
  Beginning balance.............................    $   192,411    $   152,889
  Net income....................................         23,215         39,522
                                                    -----------    -----------
                                                        215,626        192,411
                                                    -----------    -----------
Limited partners:
  Beginning balance.............................     40,224,901     40,137,217
  Net income....................................      2,298,255      3,912,692
  Distributions ($0.64 and $0.85 per limited
   partner
   unit, respectively)..........................     (2,868,756)    (3,825,008)
                                                    -----------    -----------
                                                     39,654,400     40,224,901
                                                    -----------    -----------
    Total partners' capital.....................    $39,870,026    $40,417,312
                                                    ===========    ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                         Nine Months Ended
                                                           September 30,
                                                       -----------------------
                                                          1998         1997
                                                       -----------  ----------
Increase (Decrease) in Cash and Cash Equivalents:
  Net Cash Provided by Operating Activities........... $ 3,066,225  $2,955,295
  Cash Flows from Investing Activities:
    Additions to land and buildings on operating
     leases...........................................         --      (55,000)
    Investment in joint ventures......................    (115,256)        --
    Collections on loan to tenant of joint Venture....         --        4,886
    Payment of lease costs............................      (3,500)    (24,052)
                                                       -----------  ----------
      Net cash used in investing activities...........    (118,756)    (74,166)
                                                       -----------  ----------
  Cash Flows from Financing Activities:
    Distributions to limited partners.................  (2,868,756) (2,868,756)
                                                       -----------  ----------
      Net cash used in financing Activities...........  (2,868,456) (2,868,756)
                                                       -----------  ----------
Net Increase in Cash and Cash Equivalents.............      78,713      12,373
Cash and Cash Equivalents at Beginning of Period......   1,706,415   1,800,601
                                                       -----------  ----------
Cash and Cash Equivalents at End of Period............ $ 1,785,128  $1,812,974
                                                       -----------  ----------
Supplemental Schedule of Non-Cash Investing
 and Financing Activities:
  Net investment in direct financing leases
   reclassified to land and buildings on operating
   leases as a result of lease termination............ $ 1,019,673  $      --
                                                       -----------  ----------
  Distributions declared and unpaid at end of Period.. $   956,252  $  956,252
                                                       ===========  ==========


                See accompanying notes to financial statements.

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

           Quarters and Nine months Ended September 30, 1998 and 1997

1. Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund XII, Ltd. (the "Partnership") for the year ended December 31, 1997.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

2. Net Investment in Direct Financing Leases

   During the nine months ended September 30, 1998, three of the Partnership's leases with Long John Silver's, Inc. were rejected in connection with the tenant filing for bankruptcy. As a result, the Partnership reclassified these assets from net investment in direct financing leases to land and buildings on operating leases. In accordance with Statement of Financial Accounting Standards #13, "Accounting for Leases," the Partnership recorded the reclassified assets at the lower of original cost, present fair value, or present carrying amount. No loss on termination of direct financing leases was recorded for financial reporting purposes.

3. Investment in Joint Ventures

   In August 1998, the Partnership entered into a joint venture arrangement, Columbus Joint Venture, with affiliates of the general partners, to construct and hold one restaurant property. As of September 30, 1998, the Partnership had contributed $115,256, to purchase land and pay construction costs relating to the joint venture. The Partnership has agreed to contribute approximately $156,763 in additional construction costs to the joint venture. The Partnership will have an approximate 28 percent interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with affiliates.

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

   Des Moines Real Estate Joint Venture, Williston Real Estate Joint Venture, Kingsville Real Estate Joint Venture, Middleburg Joint Venture and Columbus Joint Venture, each own and lease one property to an operator of national fast-food and family-style restaurants. The following presents the combined, condensed financial information for the joint ventures at:

                                                    September 30, December 31,
                                                        1998          1997
                                                    ------------- ------------
   Land and buildings on operating leases, less
    accumulated depreciation and allowance for
    loss on land..................................   $2,127,389    $1,768,636
   Net investment in direct financing leases, less
    allowance on impairment.......................    2,227,673     2,446,688
   Cash...........................................       10,846         6,893
   Receivables....................................       21,639        13,843
   Accrued rental income..........................      156,934       157,252
   Other assets...................................          284           443
   Liabilities....................................       94,941         7,673
   Partners' capital..............................    4,449,824     4,386,082
   Revenues.......................................      287,596       481,085
   Net income (loss)..............................      (57,592)      446,047

   The Partnership recognized income totaling $85,604 and $212,586 for the nine months ended September 30, 1998 and 1997, respectively, from these properties, $63,712 and $71,230 of which was earned for the quarters ended September 30, 1998 and 1997, respectively.

                       Report of Independent Accountants

To the Partners
CNL Income Fund XII, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund XII, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund XII, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
January 23, 1998

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                                 BALANCE SHEETS

                                                            December 31,
                                                       -----------------------
                                                          1997        1996
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation............................. $20,820,279 $21,082,468
Net investment in direct financing leases.............  13,656,265  13,789,036
Investment in joint ventures..........................   2,517,421   2,496,749
Cash and cash equivalents.............................   1,706,415   1,800,601
Receivables, less allowance for doubtful accounts of
 $7,482 and $23,395...................................     202,472     202,908
Prepaid expenses......................................       7,216       6,786
Organization costs, less accumulated amortization of
 $10,000 and $8,465...................................         --        1,535
Lease costs, less accumulated amortization of $1,307
 in 1997..............................................      24,746         --
Accrued rental income.................................   2,496,176   1,963,055
                                                       ----------- -----------
                                                       $41,430,990 $41,343,138
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $    10,558 $     9,303
Accrued and escrowed real estate taxes payable........       3,244      14,706
Distributions payable.................................     956,252     956,252
Due to related parties................................       6,887       2,981
Rents paid in advance.................................      36,737      69,790
                                                       ----------- -----------
  Total liabilities...................................   1,013,678   1,053,032
Partners' capital.....................................  40,417,312  40,290,106
                                                       ----------- -----------
                                                       $41,430,990 $41,343,138
                                                       =========== ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                 Year Ended December 31,
                                             ---------------------------------
                                                1997       1996        1995
                                             ---------- ----------  ----------
Revenues:
  Rental income from operating leases....... $2,455,312 $2,473,574  $2,599,899
  Earned income from direct financing
   leases...................................  1,647,530  1,692,066   1,730,201
  Contingent rental income..................     54,330     67,652      70,819
  Interest and other income.................     87,719    119,267      88,070
                                             ---------- ----------  ----------
                                              4,244,891  4,352,559   4,488,989
                                             ---------- ----------  ----------
Expenses:
  General operating and administrative......    162,593    173,614     141,271
  Professional services.....................     28,665     39,121      27,680
  Management fees to related parties........     40,218     40,244      40,774
  Real estate taxes.........................        --       7,891         --
  State and other taxes.....................     18,496     18,471      18,679
  Depreciation and amortization.............    320,030    315,319     327,795
                                             ---------- ----------  ----------
                                                570,002    594,660     556,199
                                             ---------- ----------  ----------
Income Before Equity in Earnings of Joint
 Ventures and Loss on Sale of Land and
 Building...................................  3,674,889  3,757,899   3,932,790
Equity in Earnings of Joint Ventures........    277,325    200,499      81,582
Loss on Sale of Land and Building...........        --    (15,3550)        --
                                             ---------- ----------  ----------
Net Income.................................. $3,952,214 $3,943,043  $4,014,372
                                             ========== ==========  ==========
Allocation of Net Income:
  General partners.......................... $   39,522 $   39,533  $   40,144
  Limited partners..........................  3,912,692  3,903,510   3,974,228
                                             ---------- ----------  ----------
                                             $3,952,214 $3,943,043  $4,014,372
                                             ========== ==========  ==========
Net Income Per Limited Partner Unit......... $     0.87 $     0.87  $     0.88
                                             ========== ==========  ==========
Weighted Average Number of Limited Partner
 Units Outstanding..........................  4,500,000  4,500,000   4,500,000
                                             ========== ==========  ==========

                See accompanying notes to financial statements.

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                        STATEMENTS OF PARTNERS' CAPITAL

                  Years Ended December 31, 1997, 1996 and 1995

                              General Partners                       Limited Partners
                          ------------------------- ----------------------------------------------------
                                        Accumulated                              Accumulated Syndication
                          Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                          ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1994...................     $ 1,000     $ 72,212    $45,000,000  $ (6,820,012)  $ 7,149,050 $(5,374,544) $40,027,706
Distributions to limited
 partners ($0.86 per
 limited partner unit)..         --           --             --     (3,870,007)          --          --    (3,870,007)
Net income..............         --        40,144            --            --      3,974,228         --     4,014,372
                             -------     --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1995...................       1,000      112,356     45,000,000   (10,690,019)   11,123,278  (5,374,544)  40,172,071
Distributions to limited
 partners ($0.85 per
 limited partner unit)..         --           --             --     (3,825,008)          --          --    (3,825,008)
Net income..............         --        39,533            --            --      3,903,510         --     3,943,043
                             -------     --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................       1,000      151,889     45,000,000   (14,515,027)   15,026,788  (5,374,544)  40,290,106
Distributions to limited
 partners ($0.85 per
 limited partner unit)..         --           --             --     (3,825,008)          --          --    (3,825,008)
Net income..............         --        39,522            --            --      3,912,692         --     3,952,214
                             -------     --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................     $ 1,000     $191,411    $45,000,000  $(18,340,035)  $18,939,480 $(5,374,544) $40,417,312
                             =======     ========    ===========  ============   =========== ===========  ===========

                See accompanying notes to financial statements.

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                            ----------------------------------
                                               1997        1996        1995
                                            ----------  ----------  ----------
Increase (Decrease) in Cash and
 Cash Equivalents:
  Cash Flows From Operating Activities:
  Cash received from tenants............... $3,736,731  $3,951,047  $3,878,623
  Distributions from joint ventures........    256,653     190,596      80,633
  Cash paid for expenses...................   (252,145)   (278,240)   (224,091)
  Interest received........................     65,749      88,286      84,197
                                            ----------  ----------  ----------
  Net cash provided by Operating
   activities..............................  3,806,988   3,951,689   3,819,362
                                            ----------  ----------  ----------
  Cash Flows From Investing Activities:
  Proceeds from sale of land and building..        --    1,640,000         --
  Additions to land and buildings on
   operating leases........................    (55,000)        --          --
  Investment in joint ventures.............        --   (1,645,024)        --
  Collections on loan to tenant of joint
   venture.................................      4,886       7,741       7,008
  Payment of lease costs...................    (26,052)        --          --
                                            ----------  ----------  ----------
  Net cash provided by (used in) investing
   activities..............................    (76,166)      2,717       7,008
                                            ----------  ----------  ----------
  Cash Flows From Financing Activities:
  Distributions to limited partners........ (3,825,008) (3,870,008) (3,825,007)
                                            ----------  ----------  ----------
  Net cash used in financing activities.... (3,825,008) (3,870,008) (3,825,007)
                                            ----------  ----------  ----------
  Net Increase (Decrease) in Cash and Cash
   Equivalents.............................    (94,186)     84,398       1,363
  Cash and Cash Equivalents at Beginning of
   Year....................................  1,800,601   1,716,203   1,714,840
                                            ----------  ----------  ----------
  Cash and Cash Equivalents at End of
   Year.................................... $1,706,415  $1,800,601  $1,716,203
                                            ==========  ==========  ==========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
  Net income............................... $3,952,214  $3,943,043  $4,014,372
                                            ----------  ----------  ----------
  Adjustments to reconcile net income to
   net cash provided by operating
   activities:
  Depreciation.............................    317,189     313,319     325,795
  Amortization.............................      2,841       2,000       2,000
  Equity in earnings of joint ventures, net
   of distributions........................    (20,672)     (9,903)       (949)
  Loss on sale of land and building........        --       15,355         --
  Decrease (increase) in receivables.......     (4,450)     48,671     (24,836)
  Decrease in net investment in direct
   financing leases........................    132,771     121,597     111,675
  Increase in prepaid expenses.............       (430)     (4,862)     (1,924)
  Increase in accrued rental income........   (533,121)   (518,502)   (519,365)
  Increase (decrease) in accounts payable
   and accrued expenses....................    (10,207)      8,745      (9,623)
  Increase (decrease) in due to related
   parties.................................      3,906      (4,269)      7,055
  Increase (decrease) in rents paid in
   advance.................................    (33,053)     36,495     (84,838)
                                            ----------  ----------  ----------
  Total adjustments........................   (145,226)      8,646    (195,010)
                                            ----------  ----------  ----------
  Net Cash Provided by Operating
   Activities.............................. $3,806,988  $3,951,689  $3,819,362
                                            ==========  ==========  ==========
  Supplemental Schedule of Non-Cash
   Financing Activities:
  Distributions declared and unpaid at
   December 31............................. $  956,252  $  956,252  $1,001,252
                                            ==========  ==========  ==========

                See accompanying notes to financial statements.

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                         NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1997, 1996 and 1995

1. Significant Accounting Policies

   Organization and Nature of Business--CNL Income Fund XII, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators or franchisees of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair values.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

   Investment in Joint Ventures--The Partnership's investments in Des Moines Real Estate Joint Venture, Williston Real Estate Joint Venture, Kingsville Real Estate Joint Venture and Middleburg Joint Venture are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Organization Costs--Organization costs are amortized over five years using the straight-line method.

   Lease Costs--Brokerage fees associated with negotiating a new lease are amortized over the term of the new lease using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases

   The Partnership leases its land and buildings to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases have been classified as operating leases and some of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portions of the majority of the leases are operating leases. Substantially all leases are for 14 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to four successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995
3. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1997         1996
                                                       -----------  -----------
   Land............................................... $12,837,754  $12,837,754
   Buildings..........................................   9,443,412    9,388,412
                                                       -----------  -----------
                                                        22,281,166   22,226,166
   Less accumulated depreciation......................  (1,460,887)  (1,143,698)
                                                       -----------  -----------
                                                       $20,820,279  $21,082,468
                                                       ===========  ===========

   In April 1996, the Partnership sold its property in Houston, Texas, to an unrelated third party for $1,640,000. As a result of this transaction, the Partnership recognized a loss of $15,355 for financial reporting purposes primarily due to acquisition fees and miscellaneous acquisition expenses that the Partnership had allocated to this property.

   In March 1997, the Partnership entered into a new lease for the property in Tempe, Arizona. In connection therewith, the Partnership incurred $55,000 in renovation costs during the year ended December 31, 1997. The renovations were completed in May 1997.

   Some leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997, 1996 and 1995, the Partnership recognized $533,121, $518,502 and
$519,365, respectively, of such rental income.

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995
   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1997:

   1998............................................................. $ 2,230,885
   1999.............................................................   2,281,192
   2000.............................................................   2,283,628
   2001.............................................................   2,293,570
   2002.............................................................   2,313,592
   Thereafter.......................................................  25,464,039
                                                                     -----------
                                                                     $36,866,906
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Net Investment in Direct Financing Leases

   The following lists the components of the net investment in direct financing leases at December 31:

                                                          1997         1996
                                                       -----------  -----------
   Minimum lease payments receivable.................. $28,413,665  $30,188,147
   Estimated residual Values..........................   4,190,941    4,190,941
   Less unearned income............................... (18,948,341) (20,590,052)
                                                       -----------  -----------
   Net investment in direct financing leases.......... $13,656,265  $13,789,036
                                                       ===========  ===========

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1997:

   1998............................................................. $ 1,810,632
   1999.............................................................   1,818,830
   2000.............................................................   1,818,830
   2001.............................................................   1,818,830
   2002.............................................................   1,818,830
   Thereafter.......................................................  19,327,713
                                                                     -----------
                                                                     $28,413,665
                                                                     ===========

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995
   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

   During the year ended December 31, 1996, one of the Partnership's leases was terminated. As a result of the lease termination, the Partnership reclassified this lease from a direct financing lease to an operating lease, whereby the property was recorded at its net carrying value of $742,358. Due to the fact that the net carrying value was less than the cost of the property, no loss was recorded for financial reporting purposes.

5. Investment in Joint Ventures

   The Partnership has a 59 percent, an 18.61% and a 31.13% interest in the profits and losses of Williston Real Estate Joint Venture, Des Moines Real Estate Joint Venture and Kingsville Real Estate Joint Venture, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

   In May 1996, the Partnership entered into a joint venture arrangement, Middleburg Joint Venture, with an affiliate of the Partnership which has the same general partners to hold one restaurant property. As of December 31, 1996, the Partnership and its co-venture partner had contributed $1,645,024 and $234,059, respectively, to the joint venture to acquire the restaurant property. As of December 31, 1996, the Partnership and its co-venture partner owned an 87.54% and a 12.46% interest, respectively, in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with the affiliate.

   Williston Real Estate Joint Venture, Des Moines Real Estate Joint Venture, Kingsville Real Estate Joint Venture and Middleburg Joint Venture each own and lease one property to an operator of national fast-food or family-style restaurants. The following presents the joint ventures' combined, condensed financial information at December 31:

                                                             1997       1996
                                                          ---------- ----------
   Land and building on operating leases,
    less accumulated depreciation........................ $1,768,636 $1,795,026
   Net investment in direct financing leases.............  2,446,688  2,466,050
   Cash..................................................      6,893        668
   Receivables...........................................     13,843        --
   Accrued rental income.................................    157,252    102,435
   Other assets..........................................        443        358
   Liabilities...........................................      7,673        673
   Partners' capital.....................................  4,386,082  4,363,864
   Revenues..............................................    481,085    405,615
   Net income............................................    446,047    372,158

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995
   The Partnership recognized income totalling $277,325, $200,499 and $81,582 for the years ended December 31, 1997, 1996 and 1995, respectively, from these joint ventures.

6. Receivables

   During 1993, the Partnership loaned $208,855 to the tenant of the property owned by Kingsville Real Estate Joint Venture in connection with the purchase of equipment for the restaurant property. The loan, which bears interest at a rate of ten percent, is payable over 84 months and is collateralized by the restaurant equipment. Receivables at December 31, 1997 and 1996, include $188,642 and $186,040, respectively, relating to this loan including accrued interest of $7,488 at December 31, 1997.

7. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their invested capital contributions (the "Limited Partners' 10% Return").

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their Limited Partners' 10% Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During each of the years ended December 31, 1997 and 1996, the Partnership declared distributions to the limited partners of $3,825,008, and during the year ended December 31, 1995, the Partnership declared distributions to the limited partners of $3,870,007, respectively. No distributions have been made to the general partners to date.

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995
8. Income Taxes

  The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1997        1996        1995
                                             ----------  ----------  ----------
   Net income for financial reporting
    purposes...............................  $3,952,214  $3,943,043  $4,014,372
   Depreciation for tax reporting purposes
    in excess of depreciation for financial
    reporting purposes.....................    (249,366)   (259,752)   (264,905)
   Direct financing leases recorded as
    operating
    leases for tax reporting purposes......     132,771     121,597     111,675
   Loss on sale of land and building for
    tax reporting
    purposes in excess of loss for
    financial reporting purposes...........         --      (26,151)        --
   Equity in earnings of joint ventures for
    tax reporting
    purposes less than equity in earnings
    of joint ventures
    for financial reporting purposes.......     (51,481)    (46,345)    (15,685)
   Allowance for doubtful accounts.........     (15,913)    (16,396)     20,792
   Accrued rental income...................    (533,121)   (518,502)   (519,365)
   Rents paid in advance...................     (39,303)     36,495     (84,838)
                                             ----------  ----------  ----------
   Net income for federal income tax
    purposes...............................  $3,195,801  $3,233,989  $3,262,046
                                             ==========  ==========  ==========

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

9. Related Party Transactions

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc. the parent company of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, served as president of CNL Fund Advisors, Inc. through October 1997. CNL Income Fund Advisors, Inc. was a wholly owned subsidiary of CNL Group, Inc. until its merger, effective January 1, 1996, with CNL Fund Advisors, Inc. During the years ended December 31, 1997, 1996 and 1995, CNL Income Fund Advisors, Inc. and CNL Fund Advisors, Inc. (hereinafter referred to collectively as the "Affiliates") each performed certain services for the Partnership, as described below.

   During the years ended December 31, 1997, 1996 and 1995, certain Affiliates acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay Affiliates a management fee of one percent of the sum of gross revenues from properties owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures. The management fee, which will not exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of the Affiliates. The Partnership incurred management fees of $40,218, $40,244 and $40,774 for the years ended December 31, 1997, 1996 and
1995, respectively.

   Certain Affiliates are also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliates provide a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1997, 1996 and 1995, Affiliates provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $92,866, $97,722 and $68,337 for the years ended December 31, 1997, 1996 and 1995, respectively, for such services.

   The due to related parties at December 31, 1997 and 1996, totalled $6,887 and $2,981, respectively.

                           CNL INCOME FUND XII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

10. Concentration of Credit Risk

   The following schedule presents rental and earned income from individual lessees, or affiliated groups of lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of rental and earned income from joint ventures) for at least one of the years ended December 31:


                                                  1997       1996       1995
                                               ---------- ---------- ----------
   Flagstar Enter-prises, Inc.,
    Denny's, Inc. and Quincy's Restaurants,
    Inc....................................... $1,216,908 $1,224,953 $1,234,649
   Foodmaker, Inc.............................  1,024,667  1,024,667  1,024,668
   Long John Silver's, Inc....................    647,829    649,992    654,384

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of rental and earned income from joint ventures) for at least one of the years ended December 31:

                                                   1997       1996       1995
                                                ---------- ---------- ----------
   Jack in the Box............................. $1,024,667 $1,024,667 $1,024,668
   Denny's.....................................    807,547    818,672    823,411
   Hardee's....................................    787,260    791,998    798,357
   Long John Silver's..........................    713,522    715,685    720,077

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any of these lessees or restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to the Company gives effect to the Acquisition, and is based on estimates and assumptions set for the below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company, the historical combined financial information of CNL Income Fund XII, Ltd., (the "CNL Income Fund"), the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on September 30, 1998; the pro forma consolidated statements of earnings assume that the
Property Acquisitions (as defined on page    ) and the Acquisition occurred on
January 1, 1997.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.



   See accompanying notes and management's assumptions to unaudited pro forma financial statements.

                       CNL AMERICAN PROPERTIES FUND, INC.

                       UNAUDITED PRO FORMA BALANCE SHEET

                               September 30, 1998

                                                  Historical
                  ---------------------------------------------------------------------------
                                    CNL                   CNL
                                  Income                Financial      CNL
                                    Fund               Services,    Financial     Combined
                      APF        XII,  Ltd.  Advisor      Inc.        Corp.      Portfolios
                  ------------  ----------- ---------- ---------- ------------- -------------
    ASSETS:
Land and
 buildings on
 operating
 leases, net      $298,967,972  $21,589,219 $        0 $        0 $           0 $ 320,557,191
Net investment
 in direct
 financing
 leases.........   117,028,760   12,503,960          0          0             0   129,532,720
Mortgages and
 notes
 receivable.....    33,523,506            0          0          0   173,776,981   207,300,487
Other
 Investments....    16,200,316            0    200,000          0     6,561,628    22,961,944
Investment in
 joint
 ventures.......       631,374    2,532,807          0          0             0     3,164,181
Cash and cash
 equivalents....    90,674,289    1,785,128    283,300    599,997     5,098,033    98,440,747
Receivables.....       575,104          346  7,544,985  6,824,632       517,471    15,462,538
Accrued rental
 income.........     3,071,451    2,475,477          0          0             0     5,546,928
Other assets....     5,711,195       38,971    401,524    295,570     3,854,477    10,310,737
                  ------------  ----------- ---------- ---------- ------------- -------------
Total assets....  $566,383,967  $40,925,908 $8,429,809 $7,720,199 $ 189,808,590 $ 813,268,473
                  ============  =========== ========== ========== ============= =============
 LIABILITIES &
     EQUITY:
Accounts payable
 and accrued
 liabilities....  $    379,496  $    58,608 $  449,751 $  193,949 $   1,236,138 $   2,317,942
Land and
 buildings on
 operating
 leases, net....     3,045,304            0          0          0             0     3,045,304
Distributions
 payable........             0      956,252  2,220,000          0             0     3,176,252
Due to related
 parties........     2,552,411        6,222          0  1,452,512     6,556,920    10,568,065
Income tax
 payable........             0            0  1,989,003          0     1,001,861     2,990,864
Line of credit..     6,765,575            0          0          0             0     6,765,575
Notes payable...             0            0    390,398     28,462   175,528,203   175,947,063
Deferred
 income.........     1,015,758            0          0          0             0     1,015,758
Rents paid in
 advance........       437,497       34,800          0          0             0       472,297
Minority
 interest.......       282,544            0          0          0             0       282,544
Common Stock....       621,187            0      9,800      2,000           200       633,187
Additional paid
 in capital.....   556,830,578            0    482,964  5,231,827     3,887,496   566,432,865
Accumulated
 distributions
 in excess of
 net earnings...    (5,546,383)           0  2,887,893    811,449     1,597,772      (249,269)
Partners
 capital........             0   39,870,026          0          0             0    39,870,026
                  ------------  ----------- ---------- ---------- ------------- -------------
Total
 liabilities and
 equity.........  $566,383,967  $40,925,908 $8,429,809 $7,720,199 $ 189,808,590 $ 813,268,473
                  ============  =========== ========== ========== ============= =============
                                  Pro Forma
                  -----------------------------------------------
                  Adjustments        Pro Forma
                  ---------------- --------------
    ASSETS:
Land and
 buildings on
 operating
 leases, net      $  7,681,844 (1)
                    26,052,741 (2) $ 354,291,776
Net investment
 in direct
 financing
 leases.........     4,308,172 (1)   133,840,892
Mortgages and
 notes
 receivable.....       849,195 (2)   208,149,682
Other
 Investments....           --         22,961,944
Investment in
 joint
 ventures.......       835,018 (1)     3,999,199
Cash and cash
 equivalents....      (532,871)(1)
                    (8,933,000)(1)
                   (26,901,936)(2)    62,072,940
Receivables.....    (7,855,601)(3)     7,606,937
Accrued rental
 income.........    (2,475,477)(1)     3,071,451
Other assets....    41,583,890 (1)
                    (3,693,804)(1)    48,191,823
                  ---------------- --------------
Total assets....  $ 30,918,171     $ 844,186,644
                  ================ ==============
 LIABILITIES &
     EQUITY:
Accounts payable
 and accrued
 liabilities....           --      $   2,317,942
Land and
 buildings on
 operating
 leases, net....           --          3,045,304
Distributions
 payable........           --          3,176,252
Due to related
 parties........    (7,855,601)(3)     2,712,464
Income tax
 payable........    (2,990,864)(4)             0
Line of credit..           --          6,765,575
Notes payable...           --        175,947,063
Deferred
 income.........           --          1,015,758
Rents paid in
 advance........           --            472,297
Minority
 interest.......           --            282,544
Common Stock....       158,152 (1)       791,339
Additional paid
 in capital.....   160,379,653 (1)   726,812,518
Accumulated
 distributions
 in excess of
 net earnings...   (81,894,007)(1)
                     2,990,864 (4)   (79,152,412)
Partners
 capital........   (39,870,026)(1)             0
                  ---------------- --------------
Total
 liabilities and
 equity.........  $ 30,918,171     $ 844,186,644
                  ================ ==============

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                               September 30, 1998

                                                 Historical                                         Pro Forma
                    ------------------------------------------------------------------------ ---------------------------
                                    CNL                    CNL
                                   Income               Financial       CNL
                                    Fund                Services,    Financial    Combined                       Pro
                        APF      XII, Ltd.    Advisor      Inc.        Corp.     Portfolios  Adjustments        Forma
                    -----------  ---------- ----------- ----------  -----------  ----------- -----------     -----------
Revenues:
Rental and earned
 income...........  $22,947,199  $2,842,502 $         0 $        0  $         0  $25,789,701 $ 9,635,208 (a)
                                                                                                  84,471 (b) $35,509,380
Fees..............            0           0  21,405,127  5,115,549        6,817   26,527,493 (21,046,727)(c)
                                                                                              (2,875,906)(d)   2,604,860
Interest and other
 income...........    6,117,911      51,713         751    432,506   18,031,141   24,634,022   1,526,547 (e)  26,160,569
                    -----------  ---------- ----------- ----------  -----------  ----------- -----------     -----------
Total revenue.....   29,065,110   2,894,215  21,405,878  5,548,055   18,037,958   76,951,216 (12,676,407)     64,274,809
Expenses:
General and
 administrative...    1,539,004     356,640   6,701,115  4,107,311    2,597,171   15,301,241  (1,311,079)(f)
                                                                                              (1,415,100)(g)
                                                                                                 (36,361)(h)  12,538,701
Advisory fees.....    1,248,393      31,871           0          0    1,026,231    2,306,495  (2,306,495)(l)           0
Fees to Restaurant
 Financial
 Services Group...            0           0     256,456  1,569,202            0    1,825,658  (1,825,658)(n)           0
Interest..........            0           0     105,668      3,534   14,230,999   14,340,201     (68,670)(m)  14,271,531
State taxes.......      397,569      17,653      15,226     18,564      201,616      650,628      65,410 (j)     716,038
Depreciation--
 other............            0           0      75,607     55,056            0      130,663           0         130,663
Depreciation--
 property.........    2,684,924     250,733           0          0            0    2,935,657   1,518,380 (k)   4,454,037
Amortization......        8,096       1,452      55,932        138      945,299    1,010,917   1,559,396 (l)   2,570,313
                    -----------  ---------- ----------- ----------  -----------  ----------- -----------     -----------
Total operating
 expenses.........    5,877,986     658,349   7,210,004  5,753,805   19,001,316   38,501,460  (3,820,177)     34,681,283
                    -----------  ---------- ----------- ----------  -----------  ----------- -----------     -----------
Operating earnings
 (losses).........   23,187,124   2,235,866  14,195,874   (205,750)    (963,358)  38,449,756  (8,856,230)     29,593,526
Equity in earnings
 of joint
 ventures/minority
 interest.........      (23,271)     85,604           0     12,452            0       74,785           0          74,785
Gain on
 securitization...            0           0           0          0    3,018,268    3,018,268           0       3,018,268
                    -----------  ---------- ----------- ----------  -----------  ----------- -----------     -----------
Net earnings
 (losses) before
 income taxes.....   23,163,853   2,321,470  14,195,874   (193,298)   2,054,910   41,542,809  (8,856,230)     32,686,579
Provision (credit)
 for federal
 income taxes.....            0           0   5,607,415    (81,229)     789,895    6,316,081  (6,316,081)(o)           0
                    -----------  ---------- ----------- ----------  -----------  ----------- -----------     -----------
Net income........  $23,163,853  $2,321,470 $ 8,588,459 $ (112,069) $ 1,265,015  $35,226,728 $(2,540,149)    $32,686,579
                    ===========  ========== =========== ==========  ===========  =========== ===========     ===========
Earnings per
 share............  $      0.49                                                                              $      0.44
                    ===========                                                                              ===========
Shares
 outstanding:
Weighted average..   47,633,909                                                                               74,458,279 (p)
                    ===========                                                                              ===========
End of period.....   62,118,679                                                                               79,133,888
                    ===========                                                                              ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                      For the year ended December 31, 1997

                                                  Historical                                          Pro Form
                    -------------------------------------------------------------------------- ---------------------------
                                                              CNL
                                      CNL                  Financial      CNL
                                     Income                Services,   Financial    Combined                       Pro
                        APF      Fund XII, Ltd.  Advisor      Inc.       Corp.     Portfolios  Adjustments        Forma
                    -----------  -------------- ---------- ----------  ----------  ----------- -----------     -----------
Revenues:
 Rental and earned
  income..........  $15,490,615    $4,157,172   $        0 $        0  $        0  $19,647,787 $24,048,982 (a)
                                                                                                   106,648 (b) $43,803,417
 Fees.............            0             0    8,310,836  5,965,110      73,704   14,349,650  (9,120,206)(c)
                                                                                                (2,662,141)(d)   2,567,303
 Interest and
  other income....    3,967,318        87,719      165,569          0  10,932,843   15,153,449     249,395 (e)  15,402,844
                    -----------    ----------   ---------- ----------  ----------  ----------- -----------     -----------
 Total Revenue....   19,457,933     4,244,891    8,476,405  5,965,110  11,006,547   49,150,886  12,622,678      61,773,564
Expenses:
 General and
  administrative..    1,010,725       191,258    4,266,169  1,889,904     828,848    8,186,904    (745,223)(f)
                                                                                                (1,619,238)(g)
                                                                                                   (46,111)(h)   5,776,332
 Advisory fees....      804,879        40,218            0          0   1,802,532    2,647,629  (2,647,629)(i)           0
 Fees to
  Restaurant
  Financial
  Services Group..            0             0      151,041    594,041           0      745,082    (745,082)(n)           0
 Interest.........            0             0      162,153    183,315   8,320,000    8,665,468     (81,594)(m)   8,583,874
 State taxes......      251,358        18,496       12,084      1,294       1,600      284,832      25,957 (j)     310,789
 Depreciation--
  other...........            0             0       48,490     14,637           0       63,127         --           63,127
 Depreciation--
  property........    1,784,269       317,189            0          0           0    2,101,458   3,172,919 (k)   5,274,377
 Amortization.....       10,793         2,841       18,093     61,324     916,577    1,009,628   2,079,194 (l)   3,088,822
                    -----------    ----------   ---------- ----------  ----------  ----------- -----------     -----------
  Total operating
   expenses.......    3,862,024       570,002    4,658,030  2,744,515  11,869,557   23,704,128    (606,807)     23,097,321
                    -----------    ----------   ---------- ----------  ----------  ----------- -----------     -----------
Operating earnings
 (losses).........   15,595,909     3,674,889    3,818,375  3,220,595    (863,010)  25,446,758  13,229,485      38,676,243
 Equity in
  earnings of
  joint
  ventures/minority
  interest........      (31,453)      277,325            0   (126,627)          0      119,245         --          119,245
                    -----------    ----------   ---------- ----------  ----------  ----------- -----------     -----------
Net earnings
 before income
 taxes:...........   15,564,456     3,952,214    3,818,375  3,093,968    (863,010)  25,566,003 $13,229,483     $38,795,488
 Provision
  (credit) for
  federal income
  taxes...........            0             0    1,508,258  1,272,133    (317,785)   2,462,606  (2,462,606)              0
                    -----------    ----------   ---------- ----------  ----------  ----------- -----------     -----------
Net earnings
 (losses):........  $15,564,456    $3,952,214   $2,310,117 $1,821,835  $ (545,225) $23,103,397 $15,692,091     $38,795,488
                    ===========    ==========   ========== ==========  ==========  =========== ===========     ===========
Earnings per
 share............  $      0.67                                                                                     $ 0.52
                    ===========                                                                                ===========
Shares
 outstanding:
 Weighted
  average.........   23,423,868                                                                                 75,132,469 (p)
                    ===========                                                                                ===========
 End of period....   36,192,971                                                                                 75,132,469
                    ===========                                                                                ===========

                       CNL AMERICAN PROPERTIES FUND, INC.
                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                         PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

   The Pro Forma Balance Sheet as of September 30, 1998 reflects the transactions of the acquisition of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group (the "Acquisition Proposal") as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the nine months ended September 30, 1998, and for the year ended December 31, 1997, have been prepared to reflect a) the issuance of additional shares and the property acquisitions completed from January 1, 1997 through November 30, 1998 ("Offering and Property Transactions") and b) the transactions of the Acquisition Proposal as set forth in this Proxy Statement. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company and the historical combined financial information of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and the CNL Restaurant Financial Services Group. The Pro Forma Balance Sheet was prepared as if the Offering and Property Transactions and the Acquisition Proposal occurred on September 30, 1998. The Pro Forma Statements of Earnings were prepared as if the Property Acquisitions and the Acquisition Proposal occurred as of January 1, 1997. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the Offering and Acquisition Transaction and the Acquisition Proposal had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the Acquisition Proposal have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2. Method of Accounting

   The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group will be accounted for under the purchase accounting method. The Company will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the Company will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an operating expense on the Company's consolidated statements of earnings, but the Company will not deduct this expense for purposes of calculating funds from operations due to the non-recurring and non-cash nature of the expense.

   All significant intercompany balances and transactions between the Company, CNL Income Fund, Advisor and CNL Restaurant Financial Services Group have been eliminated in the pro forma financial statements.

3. Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of September 30, 1998, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at an annual meeting of stockholders, the stockholders of the Company approved an amendment to increase the number of authorized shares to an amount necessary to enable the Company to issue the shares for the Acquisition.

  (1) Represents the payment of $532,871 in cash and the issuance of 17,015,209 common shares in consideration for the purchase of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 at a share price of $10 plus estimated transaction costs. The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group has been accounted for under the purchase accounting method and goodwill was recognized to the extent that the consideration paid exceeded the fair value of the net tangible assets acquired. As for the

                      CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

     acquisition of the Advisor from a related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on the Company's statement of earnings. The Company will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by the Company.

          CNL Income Fund......................................... $ 47,684,963
          Advisor.................................................   76,000,000
          CNL Restaurant Financial Services Group.................   47,000,000
                                                                   ------------
          Total Purchase Price (cash and shares)..................  170,684,963
          Less cash paid to CNL Income Fund.......................     (532,871)
                                                                   ------------
          Share consideration.....................................  170,152,092
          Transaction costs of the Company........................    8,933,000
                                                                   ------------
          Total costs incurred.................................... $179,085,092
                                                                   ============

     In addition, the Company i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the CNL Income Fund carrying value of land and building on operating leases by $7,681,844, net investment in direct financing leases by $4,308,172, investment in joint venture by $835,018, made downward adjustments to the carrying value of accrued rental income of $2,475,477, made downward adjustments to other assets of $3,693,804 to adjust historical values to fair value, iii) recorded goodwill of $41,583,890 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $76,596,893 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $39,870,026 of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group.

  (2) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

  (3) Represents the elimination by the CNL Income Fund of $6,222 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by the Company of $1,208,000 in related party payables recorded as receivables by the Advisor.

  (4) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


4. Adjustments to Pro Forma Income Statements

(I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the nine months ended September 30, 1998, as if the Acquisition was consummated as of January 1, 1997.

  (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and
      2) properties that were developed by the Company from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period.)

           Rental and earned income on Property Transactions
           by the Company......................................     $9,635,208

  (b) Represents $84,471 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.

  (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

           Origination fees...................................... $ (1,569,202)
           Secured equipment lease fee...........................      (44,426)
           Advisory fees.........................................   (1,754,254)
           Reimbursement of administrative costs.................     (296,962)
           Acquisition fees......................................  (15,392,193)
           Underwriting fees.....................................    (254,9450
           Administrative fees...................................     (148,491)
           Executive fee.........................................     (310,000)
           Guarantee fees........................................      (93,750)
           Servicing fee.........................................   (1,014,117)
           Development fees......................................     (166,876)
           Consulting fee........................................       (1,511)
                                                                  ------------
              Total.............................................. $(21,046,727)
                                                                  ============

  (d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

  (e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


  (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

          Reimbursement of administrative costs................... $  (296,962)
          Servicing fee...........................................  (1,014,117)
                                                                   -----------
                                                                   $(1,311,079)
                                                                   ===========

  (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and 2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

          General and administrative costs......................... $(1,415,100)

  (h) Represents savings of $36,361 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

  (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services
      Group:

          Advisory fees........................................... $(1,754,254)
          Administrative fees.....................................    (148,491)
          Executive fee...........................................    (310,000)
          Guarantee fees..........................................     (93,750)
                                                                   -----------
                                                                   $(2,306,495)
                                                                   ===========

  (j) Represents additional income taxes of $65,410 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.

  (k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

          Depreciation expense....................................... $1,518,380

  (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (2)

          Amortization of goodwill................................... $1,559,396

  (m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in II (d ) below.

          Interest expense...................................... $ (68,670)

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


  (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

          Origination fees.................................. $ (1,569,202)
          Underwriting fees.................................     (254,945)
          Consulting fee....................................       (1,511)
                                                             ------------
                                                             $(1,825,658)
                                                             ============

  (o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

  (p) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

(II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1997, as if the Acquisition was consummated as of January 1, 1997.

  (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and
      2) properties that were developed by the Company from January 1, 1997 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period.)

          Rental and earned income on Property Transactions
          by the Company...................................       $24,048,982

  (b) Represents $106,648 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.

  (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

          Origination fees........................................ $  (594,041)
          Secured equipment lease fee.............................    (375,219)
          Advisory fees...........................................  (1,815,898)
          Reimbursement of administrative costs...................    (146,235)
          Acquisition fees........................................  (3,887,483)
          Underwriting fees.......................................    (151,041)
          Administrative fees.....................................    (269,231)
          Executive fee...........................................    (250,000)
          Guarantee fees..........................................    (312,500)
          Arrangement fees........................................    (350,000)
          Servicing fee...........................................    (598,988)
          Development fees........................................    (369,570)
                                                                   -----------
             Total................................................ $(9,120,206)
                                                                   ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


  (d) Represents the deferral of $2,662,141 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

  (e) Represents the elimination of interest income of $1,931,331 earned during the year ended December 31, 1997 assuming all monies raised during 1997 and all cash held on January 1, 1997 was used to effect the Acquisition on January 1, 1997, represents interest income of $2,047,619 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the recognition of $133,107 of origination fees collected during the year ended December 31, 1997 which were deferred in (d) and are being amortized and recorded as interest income.

  (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

          Reimbursement of administrative costs.................... $ (146,235)
          Servicing fee............................................   (598,988)
                                                                    ----------
                                                                    $ (745,223)
                                                                    ==========

  (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and 2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

          General and administrative costs......................... $(1,619,238)

  (h) Represents savings of $46,111 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

  (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services
      Group:

          Advisory fees.......................................... $ (1,815,898)
          Administrative fees....................................     (269,231)
          Executive fee..........................................     (250,000)
          Guarantee fees.........................................     (312,500)
                                                                  ------------
                                                                  $(2,647,629)
                                                                  ============

  (j) Represents additional income taxes of $25,957 resulting from assuming that acquisitions from January 1, 1997 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.

  (k) Represents increase in depreciation of the building portion of the properties acquired from January 1, 1997 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

          Depreciation expense....................................... $3,172,919

  (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (2)

          Amortization of goodwill................................... $2,079,194

  (m) Represents elimination of yearly amortization of arrangement fees of $350,000 capitalized as deferred costs and amortized as interest expense and the capitalization of interest expense during the period that properties were under development.

     Amortization of arrangement fees............................... $ (24,144)
     Capitalization of interest during development period...........   (57,450)
                                                                     ---------
                                                                     $ (81,594)
                                                                     =========

  (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

          Origination fees..................................... $(594,041)
          Underwriting fees....................................  (151,041)
                                                                ---------
                                                                 (745,082)
                                                                =========

  (o) Represents the elimination of $2,462,606 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

  (p) Common shares issued during the period were assumed to have been issued and outstanding as of January 1, 1997. For purposes of the proforma financial statement, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

                                                                     Appendix A

             [LETTERHEAD OF LEGG MASON WOOD WALKER, INCORPORATED]

                                March 10, 1999

James M. Seneff, Jr.
Robert A. Bourne
CNL Realty Corporation
as General Partners of
CNL Income Fund XII, Ltd.
400 East South Street
Orlando, FL 32801-2878

               Re: CNL Income Fund XII, Ltd. (the "Partnership")

Gentlemen:

   You have requested our opinion as investment bankers (a) as to the fairness, from a financial point of view, to the Partnership and its limited partners of the shares of common stock (the "Common Stock") of CNL American Properties Fund, Inc. (the "Acquiror") offered to them in the Merger (as defined below), (b) as to the fairness, from a financial point of view, of the aggregate Common Stock offered to the CNL Income Funds (as defined below) in the Merger Transactions (as defined below) and (c) as to the fairness, from a financial point of view, of the method of allocating the aggregate shares of Common Stock among the CNL Income Funds in the Merger Transactions. Under the terms of an agreement and plan of merger (the "Merger Agreement"), dated March 11, 1999, between the Partnership and the Acquiror, the Partnership will merge with and into a wholly owned subsidiary of the Acquiror and the partners of the Partnership will be offered shares of Common Stock as determined pursuant to the Merger Agreement (the "Share Consideration"); such transaction is hereafter referred to as the "Merger."

   The Partnership is one of eighteen Florida limited partnerships (the "CNL Income Funds") served by Messrs. Seneff, Bourne and CNL Realty Corporation as general partners (the "General Partners"). Each CNL Income Fund has executed a merger agreement with the Acquiror on terms similar to the Merger Agreement. The transactions to occur under such merger agreements are referred to as the "Merger Transactions."

   In connection with our opinion, we have, among other things:

     (i) reviewed the Merger Agreement and the merger agreements for each of the Merger Transactions;

     (ii) reviewed the Registration Statement on Form S-4 with respect to the Merger Transactions as filed on March 12, 1999;

     (iii) reviewed the financial statements and the related filings of the Partnership and the other CNL Income Funds on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (iv) reviewed the financial statements and the related filings of the Acquiror on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (v) reviewed certain internal information concerning the business and operations of the Partnership and the other CNL Income Funds furnished to us by the General Partners, including a draft of the Partnership's and the other CNL Income Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vi) reviewed certain internal information concerning the business and operations of the Acquiror furnished to us by management of the Acquiror, including a draft of the Acquiror's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vii) reviewed certain financial data and operating statistics relating to the Partnership, the other CNL Income Funds and the Acquiror provided by the General Partners and the Acquiror and compared them with similar information of selected public companies that we deemed relevant to our inquiry;

     (viii) reviewed the appraisal (the "Appraisal") of the properties of the Partnership and the other CNL Income Funds prepared by Valuation Associates and dated January 6, 1999;

     (ix) held meetings and discussions with certain directors, officers and employees of the General Partners and the Acquiror concerning the operations, financial condition and future prospects of the Partnership, the other CNL Income Funds and the Acquiror; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Partnership, the other CNL Income Funds and the Acquiror. We have further relied upon the assurances of the General Partners that they are unaware of any factors that would materially alter the conclusions made in Legg Mason's fairness opinion, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments of the General Partners and the Acquiror as to the future performance of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason also assumed, with the consent of the General Partners, that any material liabilities (contingent or otherwise, known or unknown) of the Partnership, the other CNL Income Funds and the Acquiror are as set forth in the financial statements of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason also assumed with the consent of the General Partners that the table prepared by or for the General Partners of the allocation of Share Consideration among the General Partners and the limited partners of the Partnership has been prepared in accordance with and complies with the terms and conditions of the partnership agreement of the Partnership. Legg Mason also assumed that the Appraisal was reasonably prepared by and reflected the good faith judgments of Valuation Associates and Legg Mason does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership, the other CNL Income Funds or the Acquiror. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof.

   We have acted as financial advisor to the General Partners and will receive a fee for our services. It is understood that this letter is for the information of the General Partners in their evaluation of the Merger Transactions and our opinion does not constitute a recommendation to the General Partners or any limited partner of the Partnership or any of the other CNL Income Funds as to how such partner should vote on the Merger or the Merger Transactions, as the case may be, or as to whether such partner should elect to receive the Share Consideration or cash and promissory notes of the Acquiror. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. Additionally, our opinion does not compare the relative merits of the Merger and the Merger Transactions with those of any other transaction or business strategy which were or might have been considered by the General Partners as alternatives to the Merger and the Merger Transactions.

   It should be noted that in rendering this opinion with respect to the fairness, from a financial point of view, of (i) the Share Consideration to be offered with respect to the Partnership, (ii) the aggregate Common

Stock offered with respect to the CNL Income Funds and (iii) the method of allocating the shares of Common Stock of the Acquiror among the CNL Income Funds, Legg Mason has neither addressed, nor are we rendering any opinion with respect to, any other aspect of the Merger Transactions, including (a) the value or fairness of the cash and promissory notes option, (b) the prices at which the shares of Common Stock may trade following the Merger Transactions or the trading value of the shares to be offered compared with the current fair market value of the portfolios or other assets of the Partnership and the other CNL Income Funds if liquidated in real estate markets, (c) the tax effect of any aspect of the Merger Transactions, (d) the fairness of the amounts or allocation of the costs of the Merger Transactions or the amounts of such costs allocated to the limited partners or, (e) any other matters with respect to any specific individual partner or class of partners of the Partnership or the other CNL Income Funds.

   Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consideration offered to the Partnership and its limited partners in the Merger, the aggregate shares of Common Stock offered by the Acquiror with respect to the CNL Income Funds in the Merger Transactions and the method of allocating the shares of Common Stock among the CNL Income Funds in the Merger Transactions are fair from a financial point of view.

                                          Very truly yours,

                                          /s/ Legg Mason Wood Walker,
                                           Incorporated
                                          -------------------------------------
                                          Legg Mason Wood Walker, Incorporated

                                                                      Appendix B

                          AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger is entered into as of this 11th day of March, 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund XII, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                   RECITALS:

   WHEREAS, the Parties hereto desire to consummate a merger (the "Merger") whereby the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") and the Florida Revised Uniform Limited Partnership Act (the "Florida RULPA");

   WHEREAS, the Fund is one of 18 CNL Income Funds (collectively with the Fund, the "CNL Income Funds") that APF is proposing to acquire (the "Proposed Acquisitions");

   WHEREAS, the Special Committee (the "Special Committee") of the independent members of the Board of Directors of APF has received a fairness opinion (the "Fairness Opinion") from Merrill Lynch & Co. as to the fairness to APF, from a financial point of view, of the consideration to be paid in connection with the Proposed Acquisitions;

   WHEREAS, the Special Committee has recommended the Merger to the Board of Directors of APF and the Board has approved the proposal to consummate the Merger (the "Merger Proposal") and the related transactions;

   WHEREAS, Legg Mason Wood Walker Incorporated has delivered a fairness opinion (the "Fund Fairness Opinion") to the General Partners as to the fairness to the Fund and its limited partners from a financial point of view, of the APF Common Share consideration offered to the Fund and its limited partners; and

   WHEREAS, the Board of Directors of the OP General Partner has unanimously approved the Merger Proposal;

   NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

                                   ARTICLE I

                                  Definitions

   1.1 Terms Defined in this Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth below:

   "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

   "Affiliated Group" means any affiliated group within the meaning of Code
(S)1504, or any similar group defined under a similar provision of state, local or foreign law.

   "Agreement" means this Agreement, as amended from time to time.

   "APF" has the meaning set forth in the preface above.

   "APF Common Shares" shall mean the shares of common stock, par value $0.01, of APF.

   "APF Indemnity Claim" has the meaning set forth in Section 12.1 below.

   "APF SEC Documents" has the meaning set forth in Section 6.7 below.

   "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms the basis for any specified consequence.

   "Business Combination" has the meaning set forth in Section 4.1(b) below.

   "Cash/Note Option" has the meaning set forth in Section 4.4 below.

   "Closing" has the meaning set forth in Section 2.3 below.

   "CNL Income Funds" has the meaning set forth in the second paragraph of the Recitals above.

   "Closing Date" has the meaning set forth in Section 2.3 below.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Confidential Information" means any information concerning the businesses and affairs of the Fund, the Operating Partnership or APF, if any, that is not already generally available to the public.

   "Delaware RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Disclosure Schedule" has the meaning set forth in the first paragraph of
Article VII below.

   "Dissenting Partners" has the meaning set forth in Section 4.4 below.

   "Effective Time" has the meaning set forth in Section 2.2 below.

   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) tax-qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) tax-qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

   "Fairness Opinion" has the meaning set forth in the third paragraph of the Recitals above.

   "Florida RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Fund" has the meaning set forth in the preface above.

   "Fund Articles of Merger" has the meaning set forth in Section 2.2 below.

   "Fund Fairness Opinion" has the meaning set forth in the fifth paragraph of the recitals above.

   "Fund Indemnity Claim" has the meaning set forth in Section 12.2 below.

   "Fund Interests" means the general and limited partnership interests in the Fund.

   "Fund SEC Documents" has the meaning set forth in Section 7.7 below.

   "GAAP" means United States generally accepted accounting principles as in effect from time to time.

   "General Partners" has the meaning set forth in the preface above.

   "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation but excluding commercially available shrink wrap software), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

   "IRS" means the Internal Revenue Service.

   "Knowledge" means in the case of the Fund, CNL Realty Corporation, Inc., APF and the OP General Partner, the actual knowledge of a director or an executive officer after reasonable investigation and, in the case of the individual General Partners, the collective actual Knowledge of all of the General Partners after reasonable investigation. For the purposes of this Agreement, the Knowledge of one General Partner shall be attributed to the other General Partners.

   "Known" and "Knowingly" mean that the Fund, any General Partner or APF, as applicable, had Knowledge of the particular matter or took the action described with prior Knowledge.

   "Liability" means any liability (whether Known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

   "Material Adverse Effect" means, as to any Party, a material adverse effect on the business, properties, operations or condition (financial or otherwise) which is not related to an industry-wide change in the economy or market or other conditions affecting all businesses in the industry of the Party to which the term is applied.

   "Merger" has the meaning set forth in the first paragraph of the Recitals above.

   "Merger Proposal" has the meaning set forth in fourth paragraph of the Recitals above.

   "Most Recent 10-Q" has the meaning set forth in Section 7.5 below.

   "Most Recent Balance Sheet" means the most recent balance sheet filed in a Fund SEC Document.

   "Notes" has the meaning set forth in Section 4.4 below.

   "NYSE" means the New York Stock Exchange.

   "OP Certificate of Merger" has the meaning set forth in Section 2.2 below.

   "OP General Partner" has the meaning set forth in the Preface above.

   "OP Limited Partner" means CNL APF LP Corp., a Delaware corporation and wholly owned subsidiary of APF.

   "Operating Partnership" has the meaning set forth in the preface above.

   "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

   "Party" or "Parties" has the meaning set forth in the preface above.

   "Partner" means any holder of Fund Interests.

   "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or other entity.

   "Proposed Acquisitions" has the meaning set forth in the second paragraph of the Recitals above.

   "Registration Statement" means the registration statement on Form S-4 to be filed by APF to register the APF Common Shares to be issued as Share Consideration in the Merger.

   "Representative" has the meaning set forth in Section 12.3 below.

   "SEC" means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (e) any minor imperfection of title or similar lien which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on such Party.

   "Share Consideration" has the meaning set forth in Section 4.1(a) below.

   "Special Committee" has the meaning set forth in the third paragraph to the Recitals above.

   "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or has the power to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or otherwise control the management.

   "Surviving Partnership" has the meaning set forth in Section 2.1 below.

   "Takeover Statute" has the meaning set forth in Section 8.9 below.

   "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code

(S)59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

   "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

   "Third-Party Claim" has the meaning set forth in Section 12.4 below.

                                   ARTICLE II

                        Merger; Effective Time; Closing

   2.1 Merger. Subject to the terms and conditions of this Agreement, the Delaware RULPA and the Florida RULPA, at the Effective Time, the Operating Partnership and the Fund shall consummate the Merger in which (i) the Fund shall be merged with and into the Operating Partnership and the separate limited partnership existence of the Fund shall thereupon cease, (ii) the Operating Partnership shall be the successor or surviving limited partnership in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate limited partnership existence of the Operating Partnership with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The limited partnership surviving the Merger is sometimes hereinafter referred to as the "Surviving Partnership." The Merger shall have the effects set forth in the Delaware RULPA and the Florida RULPA. As a result of the Merger, the outstanding Fund Interests shall be converted or cancelled in the manner provided in Article IV.

   2.2 Effective Time. On the Closing Date, subject to the terms and conditions of this Agreement, the Operating Partnership and the Fund shall (i) execute or cause to be executed (A) a Certificate of Merger in the form required by the Delaware RULPA (the "OP Certificate of Merger") and (B) Articles of Merger in the form required by the Florida RULPA (the "Fund Articles of Merger"), and
(ii) cause the OP Certificate of Merger to be filed with the Delaware Secretary of State as provided in the Delaware RULPA and the Fund Articles of Merger to be filed with the Florida Department of State as provided in the Florida RULPA, in each case, on the Closing Date or as soon as practicable thereafter. The Merger shall become effective at (i) such time as the OP Certificate of Merger has been duly filed with the Delaware of Secretary of State and the Fund Articles of Merger has been duly filed with the Florida Department of State or
(ii) such other time as is agreed upon by APF, the OP General Partner and the General Partners and specified in the OP Certificate of Merger and the Fund Articles of Merger. Such time is hereinafter referred to as the "Effective Time."

   2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Shaw Pittman Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, commencing at 9:00 a.m. local time on such date as within five (5) business days following the fulfillment or waiver of the conditions set forth in Article X (other than conditions which by their nature are intended to be fulfilled at the Closing) or such other place or time or on such other date as APF, the OP General Partner and the General Partners may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article X (the "Closing Date"). In no event shall the Closing Date be a date subsequent to December 31, 1999. At the Closing, there shall be delivered to APF, the Operating Partnership, the OP General Partner, the General Partners and the Fund the certificates and other documents and instruments required to be delivered under
Article X.

   2.4 Further Assurances. Each Party hereto will execute such further documents and instruments and take such further actions as may be reasonably requested by one or more of the other Parties to consummate the Merger, to vest the Surviving Partnership with full title to all assets, properties, rights, approvals, immunities and franchises of either the Fund or the Operating Partnership or to effect the other purposes of this Agreement.

                                  ARTICLE III

 Certificate of Limited Partnership; Limited Partnership Agreement;and General
                        Partner of Surviving Partnership

   3.1 Certificate of Limited Partnership. At the Effective Time, the certificate of limited partnership of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein.

   3.2 Limited Partnership Agreement. At the Effective Time, the limited partnership agreement of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the limited partnership agreement of the Surviving Partnership.

   3.3 General Partner. The general partner of the Operating Partnership immediately prior to the Effective Time shall be the general partner of the Surviving Partnership from and after the Effective Time until it is replaced or it resigns in accordance with the limited partnership agreement of the Surviving Partnership.

                                   ARTICLE IV

              Share Consideration; Payment of Share Consideration

   4.1 Share Consideration; Conversion or Cancellation of Fund Interests in Merger.

   (a) At the Effective Time, by virtue of the Merger and without any action by the Parties, all of the outstanding Fund Interests (i) shall be converted into the right to receive up to 4,768,496 fully paid and nonassessable APF Common Shares (2,384,248 APF Common Shares if the Reverse Split [defined below] occurs before the Closing) (the "Share Consideration") pursuant to the terms of
Section 4.2 below, (ii) shall cease to be outstanding, and (iii) shall be canceled and retired and shall cease to exist, and each Partner, as the holder of such Fund Interests shall cease to have any rights with respect thereto, except the right to receive either (A) APF Common Shares therefor in accordance with this Section 4.1 and Section 4.3 or (B) the cash and Notes in accordance with Section 4.4 below. Subject to the approval of the APF's shareholders of an amendment to its article of incorporation, APF anticipates that prior to the Closing it will effect a one for two reverse stock split (the "Reverse Split") pursuant to which each two shares of APF Common Shares outstanding will be exchanged for one share of APF Common Shares.

   (b) Except for the Reverse Stock Split described in Section 4.1(a), prior to the Effective Time, APF shall not split or combine the APF Common Shares, or pay a stock dividend or other stock distribution in APF Common Shares, or in rights or securities exchangeable for, convertible into or exercisable for APF Common Shares, or otherwise change APF Common Shares into, or exchange APF Common Shares for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of APF as a result of which APF stockholders receive cash, stock, or other property in exchange for, or in connection with, their APF Common Shares (a "Business Combination") or otherwise), or make any other dividend or distribution on or of APF Common Shares (other than regular quarterly cash dividends paid on APF Common Shares or any distribution pursuant to APF's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination, or change.

   (c) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the APF Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

   4.2 Payment of Share Consideration. At the Closing, subject to Section 4.4 below, the Partners shall receive the Share Consideration (less expenses paid by APF on behalf of the Fund), distributed in accordance with the provisions of the Fund's limited partnership agreement as of the Closing Date. For the purposes of this Agreement, the Share Consideration will be reduced (i) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund and (ii) as provided in Section 4.4 below.

   4.3 Fractional APF Common Shares. No certificates representing fractional APF Common Shares shall be issued upon conversion of any Fund Interests. Each Partner of the Fund who would otherwise be entitled to fractional APF Common Shares will receive one APF Common Share for a fractional interest representing 50% or more of one APF Common Share. No APF Common Shares will be issued for a fractional interest representing less than 50% of one APF Common Share.

   4.4 Cash/Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the cash/note option (the "Cash/Note Option"), such Dissenting Partners shall be entitled to receive, in lieu of the Share Consideration, consideration based on such Dissenting Partners' percentage interest (as determined by the Fund's partnership agreement) in the Fund's asset liquidation value of $42,752,014, based on Valuation Associates' appraisal. Such consideration shall be payable 10% in cash and 90% in Callable Notes due in 2006 (the "Notes"). The Notes will bear interest at a fixed rate equal to 120% of the applicable federal rate as of the date the consent solicitation on Form S-4 is mailed to the limited partners. The Share Consideration shall be reduced on a one-for-one basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Cash/Note Option.

                                   ARTICLE V

             Representations and Warranties of The General Partners

   Each General Partner severally represents and warrants to APF and the Operating Partnership that the statements contained in this Article V are correct and complete as of the date hereof and on the Closing Date:

   5.1 Authorization of Transaction. The General Partner has full power and authority (including, as applicable, full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the General Partner, enforceable in accordance with its terms and conditions. The General Partner does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   5.2 Noncontravention. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the General Partner is subject or, as applicable, any provision of the General Partner's articles of incorporation, bylaws or other organizational documents.

                                   ARTICLE VI

 Representations and Warranties of APF, The OPGeneral Partner and The Operating
                                  Partnership

   APF, the OP General Partner and the Operating Partnership jointly and severally represent and warrant to the General Partners and the Fund that the statements contained in this Article VI are correct and complete as of the date hereof and the Closing Date:

   6.1 Organization. APF is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. APF is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on APF. APF has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The OP General Partner is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. The Operating Partnership is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Operating Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Operating Partnership. The Operating Partnership has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. APF and the OP General Partner have delivered to the General Partners and the Fund correct and complete copies of the certificate of incorporation of APF and the OP General Partner and the certificate of limited partnership and the limited partnership agreement of the Operating Partnership (each as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of APF and the OP General Partner and any organizational records of the Operating Partnership have been made available to the General Partners and the Fund and are correct and complete. APF is not in default under or in violation of any provision of its certificate of incorporation, and the Operating Partnership is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   6.2 Capital Stock. The authorized capital stock of APF consists of 125,000,000 shares of common stock, $.01 par value (the "APF Common Shares"), of which 74,696,927 shares are outstanding as of January 31, 1999. Since January 31, 1999, APF has not issued any shares of capital stock. All outstanding APF Common Shares are, and all APF Common Shares issuable under any stock option plans of APF, will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 56,231,504 APF Common Shares which may be issued in connection with APF's acquisition of the other 17 CNL Income Funds in the Proposed Acquisitions and the 12,300,000 APF Shares which may be issued in connection with APF's acquisition of CNL Fund Advisors, Inc., CNL Financial Services, Inc. and CNL Financial Corp., there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which APF is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem, or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock. All of the outstanding general partner interests of the Operating Partnership are owned by the OP General Partner, and all of the outstanding limited partner interests of the Operating Partnership are owned by the OP Limited Partnership, and there are outstanding on the date hereof no options, warrants, rights, commitments or any other agreements of any character to which the Operating Partnership or any partner thereof is a party or which it may be bound requiring it to issue, transfer, sell, purchase, register, redeem or acquire any interest in the Operating Partnership.

   6.3 Authorization for Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of APF will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will be registered under the Securities Act and will be registered or exempt from registration under all applicable state securities laws. The Share Consideration will, when issued, be approved for listing on the NYSE, subject to official notice of issuance.

   6.4 Authorization of Transaction. APF, the OP General Partner and the Operating Partnership have full power and authority (including full corporate and limited partnership, as applicable, power and authority) to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance by APF, the OP General Partner and the Operating Partnership of this Agreement have been duly and validly authorized by the boards of directors of APF and the OP General Partner. This Agreement constitutes the valid and legally binding obligation of APF, the OP General Partner and the Operating Partnership, enforceable in accordance with its terms and conditions. None of APF, the OP General Partner or the Operating Partnership needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   6.5 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which, APF, the OP General Partner or the Operating Partnership is subject or any provision of APF's or the OP General Partner's articles of incorporation or by-laws or the Operating Partnership's certificate of limited partnership or limited partnership agreement or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which APF, the OP General Partner or the Operating Partnership is a party or by which it is bound or to which any of its assets is subject or (iii) result in the imposition of a Security Interest upon any of its assets.

   6.6 Title to Assets. APF has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of its most recent quarterly report on Form 10-Q.

   6.7 Reports and Financial Statements. APF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "APF SEC Documents"). All of the APF SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such APF SEC Documents. None of the APF SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed APF SEC Documents. There is no unresolved violation, criticism or exception by any governmental entity of which APF has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to APF could have a Material Adverse Effect on APF. The financial statements of APF included in the APF SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of APF as of the dates thereof and the results of operations and cash flows of APF for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   6.8 Events Subsequent to September 30, 1998. Since September 30, 1998, nothing has occurred which has had or would reasonably be expected to have a Material Adverse Effect on APF.

   6.9 Litigation. Except as publicly disclosed by APF in its APF SEC Documents or on Schedule 1, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of APF, threatened against APF or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on APF or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by APF in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by APF in any APF SEC Document, none of APF or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on APF or would prevent or delay the consummation of the transactions contemplated hereby.

   6.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by APF for inclusion or incorporation by reference in (i) the Registration Statement to be filed by APF with the SEC in connection with the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement sent by APF to its shareholders pertaining to the Merger will, at the date mailed to shareholders and at the times of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APF, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement or the proxy statement, APF shall promptly so advise the General Partners and such event shall be so described, and such amendment or supplement (which the General Partners shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   6.11 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by APF in its APF SEC Documents or disclosed in
Schedule 1, as of December 31, 1998, to APF's Knowledge, none of APF or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which are not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of APF and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in any reports filed by it with the APF SEC Documents, since December 31, 1998, the business of APF and its Subsidiaries has been carried on only in the ordinary and usual course, to APF's Knowledge, none of APF or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to APF or its Subsidiaries Known to APF having or which could reasonably be expected to have, a Material Adverse Effect on APF.

   6.12 Brokers' Fees. Except for the fees and expenses paid to Merrill Lynch & Co. with respect to the delivery of the Fairness Opinion to the Special Committee and in connection with the financial services provided by Salomon Smith Barney, none of APF, the OP General Partner or the Operating Partnership has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

   6.13 Qualification as a REIT. APF is a "real estate investment trust" for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not cause APF to cease to qualify as a "real estate investment trust" for federal income tax purposes.

   6.14 Compliance with Applicable Law. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, it and its Subsidiaries hold all permits, licenses, variances, exemptions, order and approvals of all governmental entities necessary for the lawful conduct of their respective businesses, except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its

APF SEC Documents, to APF's Knowledge, APF and its Subsidiaries are in compliance with the material terms of its permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF, the businesses of APF and its Subsidiaries are not, to APF's Knowledge, being conducted in violation of any law, ordinance or regulation of any governmental entity except that no representation or warranty is made in this Section 6.14 with respect to environmental laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, no investigation or review by any governmental entity with respect to APF or its Subsidiaries is pending or, to the Knowledge of APF, threatened, nor, to the Knowledge of APF, has any government entity indicated an intention to conduct the same, other than, in each case, those which APF reasonably believes will not have a Material Adverse Effect on APF.

   6.15 Intellectual Property.

   (a) APF owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of APF as presently conducted. Each item of Intellectual Property owned or used by APF immediately prior to the Closing hereunder will be owned or available for use by APF on identical terms and conditions immediately subsequent to the Closing hereunder. APF has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) APF has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of APF's directors or officers (or employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that APF must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of APF which are material to the operation of APF's business.

   (c) APF has no patent or registration which has been issued to APF with respect to any of its Intellectual Property.

   (d) Nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of APF's business as presently conducted.

   6.16 Insurance. With respect to each current insurance policy to which APF is a party, a named insured or is otherwise the beneficiary of coverage, to the knowledge of APF: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither APF nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof.

   6.17 Tenants. To the Knowledge of APF and except as set forth on Schedule 1, no current tenant of a property owned by APF, which as of the date of APF's most recent quarterly report on Form 10-Q represented more than 5% of APF's total revenues, presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   6.18 Disclosure. APF is in compliance in all material respects with its obligation under the Securities Exchange Act to publicly disclose material information in a timely fashion.

                                  ARTICLE VII

               Representations and Warranties Concerning the Fund

   The General Partners and the Fund jointly and severally represent and warrant to APF and the Operating Partnership that the statements contained in this Article VII are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by the General Partners and the Fund to APF and the Operating Partnership in accordance with the provisions of
Section 8.14 (the "Disclosure Schedule"). Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII.

   7.1 Organization, Qualification, and Corporate Power. The Fund is a limited partnership duly organized, validly existing, and in good standing under the laws of Florida. The Fund is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Except as set forth in Section 7.1(a) of the Disclosure Schedule, the Fund has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Section 7.1(b) of the Disclosure Schedule lists the directors and officers of the corporate General Partner. The General Partners have been made available to APF and the Operating Partnership correct and complete copies of the certificate of limited partnership and the limited partnership agreement of the Fund (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the corporate General Partner and any organizational records of the Fund have been made available to APF and the Operating Partnership and are correct and complete in all material respects. The Fund is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   7.2 Capitalization. All of the outstanding ownership interests in the Fund (the "Fund Interests") consist of (i) one percent in general partnership interests and (ii) 4,500,000 units of limited partnership interests. All of the outstanding Fund Interests have been duly authorized, are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Fund to issue, sell, or otherwise cause to become outstanding any additional ownership interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Fund.

   7.3 Authorization of Transaction. The Fund has full power and authority (including full limited partnership power and authority) to execute and deliver this Agreement and, upon the affirmative vote of a majority of the outstanding limited partnership Fund Interests, will have full power and authority (including limited partnership power and authority) to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Fund, enforceable in accordance with its terms and conditions, subject to bankruptcy, insolvency, moratorium and rights of creditors generally. The Fund is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   7.4 Noncontravention. Except as set forth in Section 7.4 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Fund is subject or any provision of the certificate of limited partnership or limited partnership agreement of the Fund or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Fund is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

   7.5 Title to Assets. The Fund has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC (the "Most Recent 10-Q") or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent 10-Q.

   7.6 Subsidiaries. The Fund does not have any Subsidiaries, operating or otherwise.

   7.7 Reports and Financial Statements. The Fund has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "Fund SEC Documents"). All of the Fund SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Fund SEC Documents. None of the Fund SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed Fund SEC Documents. There is no unresolved violation by any governmental entity of which the Fund has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to the Fund could have a Material Adverse Effect on the Fund. The financial statements of the Fund included in the Fund SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Fund as of the dates thereof and the results of operations and cash flows of the Fund for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   7.8 Events Subsequent to the Most Recent 10-Q. Since the date of the Most Recent 10-Q nothing has had a Material Adverse Effect on the Fund. Without limiting the generality of the foregoing, since that date, except as set forth in the appropriately lettered paragraph of Section 7.8 of the Disclosure
Schedule:

   (a) the Fund has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as reasonably determined by the General Partners) in the Ordinary Course of Business;

   (b) the Fund has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 except in the Ordinary Course of Business;

   (c) no party (including the Fund) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which the Fund is a party or by which it is bound except in the Ordinary Course of Business;

   (d) the Fund has not imposed any Security Interest upon any of its assets, tangible or intangible except in the Ordinary Course of Business;

   (e) the Fund has not made any capital expenditure (or series of related capital expenditures) involving more than $50,000 except in the Ordinary Course of Business;

   (f) the Fund has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

   (g) the Fund has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

   (h) the Fund has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

   (i) the Fund has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

   (j) the Fund has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

   (k) there has been no change made or authorized in the certificate of limited partnership or limited partnership agreement of the Fund;

   (l) the Fund has not issued, sold, or otherwise disposed of any ownership interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any ownership interests in the Fund;

   (m) the Fund has not declared, set aside, or paid any dividend or made any distribution with respect to its ownership interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its ownership interests other than distributions consistent with past practices;

   (n) the Fund has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

   (o) the Fund has not made any loan to, or entered into any other transaction with, any of the General Partners or the directors, officers, or employees of the corporate General Partner outside the Ordinary Course of Business;

   (p) the Fund has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

   (q) the Fund has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

   (r) to the Knowledge of the General Partners, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Fund; and

   (s) the Fund is not under any legal obligation, whether written or oral, to do any of the foregoing.

   7.9 Undisclosed Liabilities. The Fund does not have any Liability (and, to the Knowledge of the General Partners, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or which are not in the aggregate material.

   7.10 Legal Compliance. Except as disclosed in the Fund SEC Documents, the Fund has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder), the violation of which could cause a Material Adverse Effect to the Fund, of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

   7.11 Tax Matters.

   (a) The Fund has filed all material Tax Returns that it was required to file, including, without limitation, any material Tax Returns required to be filed with any state. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Fund (as shown on any filed Tax Return) have been paid. The Fund currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Fund does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Fund that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) The Fund has withheld and, if due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, Partner, or other third party.

   (c) The General Partners do not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Fund either (A) claimed or raised by any authority in writing or (B) as to which any of the General Partners has Knowledge. Section 7.11(c) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Fund for taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Fund since December 31, 1996.

   (d) The Fund has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) The Fund has not filed a consent under Code (S)341(f) concerning collapsible corporations. The Fund has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code (S)280G. The Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. The Fund is not a party to any Tax allocation or sharing agreement. The Fund (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Fund) or (B) has any Liability for the Taxes of any Person (other than the Fund) under Treas. Reg. (S)1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

   7.12 Real Property.

   Section 7.12(a) of the Disclosure Schedule lists and describes briefly all real property owned, leased or subleased by the Fund. Section 7.12(b) of the Disclosure Schedule lists all leases and subleases to which the Fund is a party, and the General Partners have made available to APF correct and complete copies of all such leases and subleases (as amended to date). With respect to each lease and sublease listed in Section 7.12(b) of the Disclosure Schedule:

   (a) the lease or, to the Knowledge of the General Partners, the sublease is legal, valid, binding, enforceable, and in full force and effect, except as may be affected by bankruptcy, insolvency, moratorium and the rights of creditors generally;

   (b) no consent is required with respect to the lease or sublease as a result of this Agreement, and the actions contemplated by this Agreement will not result in the change of any terms of the lease or sublease or otherwise affect the ongoing validity of the lease or sublease;

   (c) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

   (d) no party to the lease or, to knowledge of the General Partners, sublease has repudiated any provision thereof;

   (e) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or, to the Knowledge of the General Partners, sublease;

   (f) the Fund has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

   (g) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required by the Fund in connection with the operation thereof and, to the Knowledge of the General Partners, have been operated and maintained in all material respects in accordance with applicable laws, rules, and regulations; and

   (h) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

   7.13 Intellectual Property.

   (a) The Fund owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of the Fund as presently conducted. Each item of Intellectual Property owned or used by the Fund immediately prior to the Closing hereunder will be owned or available for use by the Fund on identical terms and conditions immediately subsequent to the Closing hereunder. The Fund has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) The Fund has not Knowingly interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the General Partners nor any of the corporate General Partner's directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Fund must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the General Partners, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Fund which are material to the operation of the Fund's business.

   (c) The Fund has no patent or registration which has been issued to the Fund with respect to any of its Intellectual Property.

   (d) Section 7.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Fund uses pursuant to license, sublicense, agreement, or permission. The General

Partners have made available to APF and the Operating Partnership correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).

   (e) To the Knowledge of the General Partners, nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Fund's business as presently conducted.

   7.14 Tangible Assets. The Fund owns or leases all buildings, machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted. Each such tangible asset is free from all material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The Most Recent Balance Sheet sets forth all of the assets, in the opinion of the General Partners, necessary to conduct the Fund's business as it is currently being conducted.

   7.15 Contracts. Section 7.15 of the Disclosure Schedule lists all of the following types of contracts and other agreements to which the Fund is a party:

   (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

   (b) any agreement concerning a partnership or joint venture;

   (c) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

   (d) any agreement concerning confidentiality or noncompetition;

   (e) any agreement with any General Partner or any of their Affiliates (other than the Fund);

   (f) any agreement under which it has advanced or loaned any amount to any of the General Partners or the corporate General Partner's directors, officers, and employees outside the Ordinary Course of Business; or

   (g) any agreement under which the consequences of a default or termination could have a Material Adverse Effect.

   The General Partners have made available to APF and the Operating Partnership a correct and complete copy of each written agreement listed in
Section 7.15 of the Disclosure Schedule (as amended to date) which is not included as an exhibit to a Fund SEC Document and a written summary setting forth the terms and conditions of each oral agreement referred to in Section
7.15 of the Disclosure Schedule. With respect to each agreement set forth in
Section 7.15 of the Disclosure Schedule or filed as an exhibit to a Fund SEC
Document: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

   7.16 Notes and Accounts Receivable. All notes and accounts receivable of the Fund are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Fund.

   7.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Fund.

   7.18 Insurance. Section 7.18 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Fund has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets): (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; and (iii) the policy number and the period of coverage. With respect to each current insurance policy, to the Knowledge of the General Partners and the Fund: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Fund nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Fund has been covered during the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets) by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period. Section 7.18 of the Disclosure Schedule describes any self-insurance arrangements affecting the Fund.

   7.19 Litigation. Section 7.19 of the Disclosure Schedule sets forth each instance, not already disclosed in the Fund SEC Documents, in which the Fund
(i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to or, to its Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section
7.19 of the Disclosure Schedule or the Fund SEC Documents could result in any Material Adverse Effect on the Fund. None of the General Partners has any reason to believe that any additional such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Fund.

   7.20 Tenants. To the Knowledge of any of the General Partners, no current tenant of a property owned by the Fund presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   7.21 Employees. The Fund does not have and has never had any employees, officers or directors. The Fund is not and has never been a party to or had any liability with respect to any Employee Benefit Plan.

   7.22 Guaranties. The Fund is not a guarantor of and is not otherwise liable for any liability or obligation (including indebtedness) of any other Person.

   7.23 Registration Statement. The information furnished by the Fund for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.24 Environmental Matters. The Fund is currently in compliance with all material environmental laws, ordinances, regulations and orders applicable to its business or properties, and, to the Knowledge of the General Partners, the tenants' present uses of the Fund's properties, whether leased or owned, do not materially violate any such laws, ordinances, regulations or orders. The Fund is not subject to any Liability or claim in connection with any environmental law or any use, treatment, storage or disposal of any hazardous substance or material or pollutant or any spill, leakage, discharge or release of any hazardous substance or material or pollutant as a result of having owned or operated any business prior to the Effective Time, which if a violation existed would have a Material Adverse Effect on the Fund.

   7.25 Vote Required. The affirmative vote of at least a majority of the outstanding Fund Interests is the only vote of any security holder in the Fund (under applicable law or otherwise) required to approve the Merger, this Agreement and the other transactions contemplated hereby.

   7.26 Disclosure. The representations and warranties contained in this
Article VII do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VII not misleading.

                                  ARTICLE VIII
                             Pre-Closing Covenants

   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

   8.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article X below).

   8.2 Notices and Consents. The General Partners shall give any notices to third parties and obtain any third party consents referred to in Sections 5.1, 5.2, 7.3 and 7.4 above and the related sections of the Disclosure Schedule. APF, the OP General Partner and the Operating Partnership shall give any notices to third parties and obtain any third party consents referred to in Sections 6.4 and 6.5 above. Each of the Parties shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 5.1, 6.4 and
7.3 above.

   8.3 Maintenance of Business; Prohibited Acts. During the period from the date of this Agreement to the Effective Time, the General Partners will not, and will not cause the Fund to, take any action that adversely affects the ability of the Fund (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organizations, and (iii) to preserve its relationships with its tenants; and the General Partners will not allow the Fund to, without the OP General Partner's prior written consent, which consent shall not be unreasonably withheld:

   (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrance of (i) any additional ownership interests (including the Fund Interests), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its ownership interests or any other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or (ii) any other securities in respect of, in lieu of or in substitution for the Fund Interests outstanding on the date hereof;

   (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Fund Interests);

   (c) split, combine, subdivide or reclassify any of its ownership interests or otherwise make any payments to the Partners; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution in respect of its ownership interests at such times and in such manner and amount as may be consistent with the Fund's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from December 31, 1998 through the Effective Time, to the extent not otherwise paid or distributed to the Partners), or (ii) any distribution of property necessary for the representation and warranty set forth in Section
7.11 to be true and correct;

   (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

   (e) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation outside the Ordinary Course of Business;

   (f) other than as may be necessary to consummate the Merger, adopt any amendments to its certificate of limited partnership or limited partnership agreement;

   (g) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, outside the Ordinary Course of Business;

   (h) engage in the conduct of any business the nature of which is materially different from the business in which the Fund is currently engaged;

   (i) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Fund;

   (j) forgive any indebtedness owed to the Fund or convert or contribute by way of capital contribution any such indebtedness owed;

   (k) authorize or enter into any agreement providing for management services to be provided by the Fund to any third party or an increase in management fees paid by any third party under existing management agreements;

   (l) mortgage, pledge, encumber, sell, lease or transfer any material assets of the Fund except as contemplated by this Agreement;

   (m) authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

   (n) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.

   8.4 Full Access. The General Partners shall permit representatives of APF and the OP General Partner to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Fund to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Fund. APF, the OP General Partner and the Operating Partnership shall permit representatives of the General Partners and the Fund to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of APF and the Operating Partnership to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to APF, the OP General Partner and the Operating Partnership. The Parties agree that any information obtained in connection with the exercise of their rights pursuant to this Section 8.4 shall be Confidential Information for purposes of this Agreement.

   8.5 Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Articles V, VI or VII above, as applicable. No disclosure by any Party pursuant to this Section 8.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

   8.6 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of APF, the Operating Partnership, the General Partners and the Fund shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of APF after the Effective Time as a real estate investment trust as defined within Section 856 of the Code.

   8.7 Fund Partner Approval. The General Partners hereby agree to vote the Fund Interests owned by them in favor of this Agreement and the transactions contemplated hereby and agree, subject to the satisfaction of their fiduciary duties as general partners under Florida law, as reasonably determined by the General Partners, to recommend that the limited Partners of the Fund vote their Fund Interests in favor of this Agreement and the transactions contemplated hereby.

   8.8 Delivery of Certain Financial Statements.

   (a) In addition to disclosure in Fund SEC Documents required to be filed by the Fund, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, the Fund shall provide to APF and the OP General Partner with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by the Fund and each of the General Partners that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of the Fund as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   (b) In addition to disclosure in APF SEC Documents required to be filed by APF, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, APF shall provide to the Fund and the General Partners with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by APF that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of APF as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   8.9 State Takeover Statutes. APF, the APF Board of Directors, the Operating Partnership, the Fund and the General Partners shall (i) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation, including without limitation, the control share acquisition provisions of Section 3-701 et seq. of the Maryland GCL and the business combination provisions of Section 3-601 et seq of the Maryland GCL (each, a "Takeover Statute"), is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and
(ii) if any Takeover Statute becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

   8.10 Exclusivity. None of the General Partners shall solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Fund (including any acquisition structured as a merger, consolidation, or share exchange). The General Partners shall notify APF and the Operating Partnership immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

   8.11 Listing. APF shall effect, at or before the issuance of any APF Common Shares issued as Share Consideration pursuant to Article IV, authorization for listing or quotation of such APF Common Shares on the NYSE, subject to official notice of issuance.

   8.12 Maintenance of APF's Business. During the period from the date of this Agreement to the Effective Time, APF will not take any action that adversely affects the ability of APF (i) to pursue its business in the ordinary course,
(ii) to seek to preserve intact its current business organizations (iii) to preserve its relationships with its tenants and (iv) will not take any action to affect it status as a REIT for federal income tax purposes.

   8.13 Registration of Share Consideration. APF shall cause the Registration Statement to become effective prior to the Closing Date.

   8.14 Delivery and Approval of Disclosure Schedule and Schedule 1. Within fifteen (15) business days after the date of this Agreement the General Partners shall deliver to APF the Disclosure Schedule and APF shall deliver to the General Partners Schedule 1. Within fifteen (15) business days after APF receives the Disclosure Schedule it shall give the General Partners notice either that the disclosures in the Disclosure Schedule are, as to substance, satisfactory to APF, in its sole and absolute discretion, or that they are not satisfactory and that APF terminate this Merger Agreement pursuant to Section
11.2. Likewise, within fifteen (15) business days after the General Partners receive Schedule 1, the General Partners shall give APF notice either that the disclosures in Schedule 1 are, as to substance, satisfactory to them, in their sole and absolute discretion, or that they are not satisfactory and that such General Partners terminate the Agreement pursuant to Section 11.2. In the case of both APF and the General Partners, the failure of either to give the notice specified above within the applicable fifteen (15) business day period shall constitute approval of the Disclosure Schedule or Schedule 1, as applicable.

   8.15 Certain Acquisitions. APF or its Subsidiaries shall acquire CNL Fund Advisors, Inc., CNL Financial Corp. and CNL Financial Services, Inc. (collective, the "CNL Restaurant Services Group") substantially in accordance with the terms and conditions set forth in their respective merger agreements dated on or about the date hereof or such other terms that are mutually agreed to by the parties.

                                   ARTICLE IX

                             Post-Closing Covenants

   The Parties agree as follows with respect to the period following the
Closing:

   9.1 General. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XII below). The General Partners acknowledge and agree that from and after the Closing, the Surviving Partnership will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Fund.

   9.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Fund, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Article XII below).

   9.3 Transition. The General Partners will not take any action that is designed or intended to have the effect of discouraging any tenant, lessor, licensor, customer, supplier, or other business associate of the Fund from maintaining the same business relationships with the Surviving Partnership after the Closing as it maintained with the Fund prior to the Closing.

   9.4 Confidentiality.

   (a) The General Partners and the Fund will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to APF or the OP General Partner, as applicable, or destroy, at the request and option of APF or the OP General Partner, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the General Partners or the Fund is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such General Partner or the Fund, as applicable, will notify APF or the OP General Partner, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such General Partner or the Fund is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such General Partner or the Fund, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that such General Partner or the Fund, as applicable, shall use its best efforts to obtain, at the request of APF or the OP General Partner, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as APF or the OP General Partner, as applicable, shall designate.

   (b) APF, the OP General Partner and the Operating Partnership will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and, if the Closing does not occur, deliver promptly to the Fund General Partners, as applicable, or destroy, at the request and option of the Fund or the General Partners, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. Prior to the Closing and if the Closing does not occur, in the event that any of APF, the OP General Partner or the Operating Partnership is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, APF, the OP General Partner or the Operating Partnership, as applicable, will notify the Fund or the General Partners, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this
Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, APF, the OP General Partner or the Operating Partnership is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then APF, the OP General Partner or the Operating Partnership, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that APF, the OP General Partner or the Operating Partnership, as applicable, shall use its best efforts to obtain, at the request of the Fund or the General Partners, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Fund or the General Partners, as applicable, shall designate.

   9.5 Covenant Not to Compete. Unless employed by the Surviving Partnership or APF after the Closing, for a period of three years from and after the Closing Date, none of the General Partners will engage directly or indirectly in any business serving the restaurant industry that the Surviving Partnership or APF conducts as of the Closing Date, except existing restaurant businesses and properties currently owned or advised by affiliates of CNL Group, Inc., including CNL Advisory Services, Inc. In addition, and not in lieu of the foregoing, for a period of three years from and after the Closing Date, James
M. Seneff, Jr. hereby covenants and agrees not to engage or participate, directly or indirectly, as principal, agent, executive, employee, employer, consultant, stockholder, partner or in any other individual capacity whatsoever, in the conduct or management of, or own any stock or any other equity investment in or debt of, any business that relates to the ownership, acquisition or development of "restaurant operations"; provided, however, for the purposes of this Agreement, "restaurant operations" shall not include the ownership, acquisition or development of hotel and health care properties that contain restaurant operations and those entities set forth on Schedule 9.5, and provided further, the noncompetition covenant shall not operate to preclude Mr. Seneff's ownership of APF Common Shares and of up to 5% of the equity securities of companies whose common stock is publicly traded that are engaged in owning, operating, franchising or making are engaged in owning, operating, franchising or making loans to restaurants and restaurant companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

   9.6 Tax Matters.

   (a) If there is an adjustment to any item reported on a pre-closing Tax Return that results in an increase in the Taxes payable by the Fund or any of the General Partners, and such adjustment results in a corresponding adjustment to items reported on a post-closing Tax Return with the result that the Taxes payable either by APF, any of its Subsidiaries, or by any consolidated group of companies of which APF or any Subsidiary are then members are reduced, or a refund of Taxes is increased, then any APF Indemnity Claim that the General Partners or Fund owes APF or the Operating Partnership pursuant to Article XII below shall be reduced by the amount by which such Taxes are reduced or such refunds are increased.

   (b) Any refund or credit of Taxes (including any statutory interest thereon) received by APF or any of its Subsidiaries attributable to periods ending on or prior to or including the Closing Date that were paid by the Fund pursuant to this Agreement shall reduce any APF Indemnity Claim that the General Partners or the Fund owes APF pursuant to Article XII below by an amount equal to the amount of such refund or credit.

   (c) In the event that APF or any of its Subsidiaries receives notice, whether orally or in writing, of any pending or threatened federal, state, local or foreign tax examinations, claims settlements, proposed adjustments or related matters with respect to Taxes that could affect the Fund or the General Partners, or if the Fund or any of the General Partners receives notice of such matters that could affect APF or any of its Subsidiaries, the party receiving such notice shall notify in writing the potentially affected party within ten
(10) days thereof. The failure of either party to give the notice required by this Section shall not impair such party's rights under this Agreement except to the extent that the other party demonstrates that it has been damaged thereby.

   (d) The General Partners shall have the responsibility for, and shall be entitled, at their expense, to contest, control, compromise, reasonably settle or appeal all proceedings with respect to pre-closing Taxes.

                                   ARTICLE X

                       Conditions to Obligation to Close

   10.1 Conditions to Each Party's Obligation. The respective obligations of APF, the OP General Partner, the Operating Partnership, the Fund and the General Partners to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived upon the written consent of APF and the General Partners:

   (a) Governmental Approvals and Consents. The Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Sections 5.1, 6.4, and 7.3 above.

   (b) No Injunction or Proceedings. There shall not be any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, in the reasonable judgment of APF or the General Partners, (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

   (c) No Suspension of Trading, Etc. At the Effective Time, there shall be no declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war or other international, armed hostility or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of APF, would have a Material Adverse Effect on the Fund or, in the sole judgment of any of the General Partners, would have a Material Adverse Effect on APF.

   (d) Shareholder/Partner Approvals. The stockholders of APF shall have approved APF's Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A, and the Partners of the Fund shall have approved the Merger Proposal, amendments to the partnership agreement, if any.

   (e) Registration of Share Consideration. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

   10.2 Conditions to Obligation of APF, the OP General Partner and the Operating Partnership. The obligations of APF, the OP General Partner and the Operating Partnership to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) the General Partners and the Fund shall have delivered to APF and the OP General Partner a certificate to the effect that:

     (i) the representations and warranties set forth in Article V and
  Article VII above are true and correct in all material respects at and as of the Closing Date;

     (ii) the General Partners and the Fund have performed and complied with all of their covenants hereunder in all material respects at and as of the Closing Date;

     (iii) the General Partners and the Fund have procured all of the material third-party consents specified in, respectively, Section 5.2 and
  Section 7.4 above and the related sections of the Disclosure Schedule; and

     (iv) no action, suit, or proceeding is pending or, to their Knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
  (C) affect adversely the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

Notwithstanding the foregoing, APF's obligation to close as a result of a breach of the representations and warranties contained in Section 7.24 shall be governed solely by Section 10.2(e) below.

   (b) since December 31, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of the Fund, such determination to be made in the reasonable discretion of APF;

   (c) APF and the Operating Partnership shall have received an opinion dated as of the Closing Date from Baker and Hostetler LLP, counsel to the General Partners and the Fund, taken as a whole, in form and substance reasonably satisfactory to APF and the Operating Partnership;

   (d) APF shall have received the Disclosure Schedule and approved it in accordance with Section 8.14;

   (e) There shall not exist an unlawful environmental condition on one or more properties owned by the Fund, which in the opinion of a mutually acceptable environmental engineer or consultant, would require APF to expend in excess of $4,768,496 in order to remediate such unlawful environmental condition and cause the subject property or properties to comply with applicable environmental laws, ordinances, regulations or orders; and

   (f) If each of the CNL Income Funds approves its respective Proposed Acquisition, Merrill Lynch & Co. shall not have withdrawn its Fairness Opinion issued in connection with the Merger. If a Proposed Acquisition is not approved by the applicable CNL Income Fund, then the Special Committee of the Board of Directors of APF shall have received a fairness opinion addressed to APF and its stockholders from Merrill Lynch & Co. as to the fairness of the Proposed Acquisitions that were approved by the respective CNL Income Fund, including the consideration to be paid in connection therewith, to APF and its stockholders from a financial point of view.

   APF, the OP General Partner and the Operating Partnership may waive any condition specified in this Section 10.2 if they execute a writing so stating at or prior to the Closing.

   10.3 Conditions to Obligation of the General Partners and the Fund. The obligations of the General Partners and the Fund to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) APF, the OP General Partner and the Operating Partnership shall have delivered to the General Partners and the Fund a certificate to the effect that:

     (i) the representations and warranties set forth in Article VI above are true and correct in all material respects at and as of the Closing Date;

     (ii) APF, the OP General Partner and the Operating Partnership have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

     (iii) no action, suit, or proceeding is pending or, to their knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

   (b) APF shall have delivered to the Fund for distribution to the Partners the Share Consideration pursuant to Section 4.2 and, as applicable, the cash and Notes pursuant to Section 4.4;

   (c) since September 30, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of APF;

   (d) APF shall have acquired the CNL Restaurant Services Group;

   (e) the General Partners shall have received Schedule 1 and approved it in accordance with Section 8.14;

   (f) the APF Common Shares shall have been approved for listing on the NYSE subject to official notice of issuance;

   (g) the General Partners shall have received an opinion dated as of the Closing Date from Shaw Pittman Potts & Trowbridge, counsel to APF and the Operating Partnership, in form and substance reasonably satisfactory to the General Partners; and

   (h) Legg Mason Wood Walker Incorporated shall not have withdrawn the Fund Fairness Opinion.

   The General Partners and the Fund may waive any condition specified in this
Section 10.3 if they execute a writing so stating at or prior to the Closing.

                                  ARTICLE XI

                                  Termination

   11.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the General Partners, the limited partners of the Fund, the OP General Partner or the stockholders of APF, respectively, either by the mutual written consent of APF, the OP General Partner and the General Partners or by mutual action of the General Partners and the Boards of Directors of each of the corporate General Partner and the OP General Partner and the Special Committee.

   11.2 Termination by Individual Parties. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee and the Board of Directors of the OP General Partner in the event of a failure of a condition to the obligations of APF and the Operating Partnership set forth in
Section 10.2 of this Agreement; (b) by the General Partners in the event of a failure of a condition to the obligations of General Partners or the Fund set forth in Section 10.3 of this Agreement; (c) any Party if the Merger shall not have occurred by December 31, 1999 or (d) if a United States federal or state court of competent jurisdiction or United States federal or state governmental agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, in the case of a termination pursuant to clause (a) or (b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

   11.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article XI, no Party hereto (or any of its directors or officers) shall have any liability or further obligation to any other Party to this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement or the obligations set forth in Sections 9.4 and 13.11.

                                  ARTICLE XII

                                Indemnification

   12.1 Indemnity Obligations of the General Partners and the Fund. Subject to Sections 12.5 and 12.6 hereof, each of the General Partners severally, in accordance with its percentage interest in the Share Consideration and limited in amount to the value of the APF Common Shares received by it, based upon the average per share closing price of the APF Common Shares for the first twenty trading days after the APF Common Shares are listed on NYSE (the "20 Day Average Price"), agree to indemnify and hold APF, the OP General Partner and the Surviving Partnership harmless from, and to reimburse APF, the OP General Partner and the Surviving Partnership for, any APF Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "APF Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, cost, or expense of any nature whatsoever resulting from (i) any breach of any representation and warranty of any of the General Partners or the Fund which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements, or undertakings of any of the General Partners or the Fund which are contained in or made pursuant to this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 12.1.

   12.2 Indemnity Obligations of APF, the OP General Partner and the Operating Partnership. Subject to Sections 12.5 and 12.6 hereof, APF, the OP General Partner and the Operating Partnership (including in its capacity as the Surviving Partnership) hereby jointly and severally agree to indemnify and hold each of the General Partners and the Fund harmless from, and to reimburse each of the General Partners and the Fund for, any Fund Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "Fund Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, cost, or expense of any nature whatsoever incurred by any of the General Partners or the Fund resulting from
(i) any breach of any representation and warranty of APF, the OP General Partner or the Operating Partnership which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements, or undertakings of APF, the OP General Partner and the Operating Partnership which are contained in or made pursuant to the terms and conditions of this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this
Section 12.2.

   12.3 Appointment of Representative. James M. Seneff, Jr. is hereby appointed as the exclusive agent of the General Partners and the Fund to act on their behalf with respect to any and all Fund Indemnity Claims and any and all APF Indemnity Claims arising under this Agreement or such other representative as may be hereafter appointed by the General Partners. Such agent is herein referred to as the "Representative." The Representative shall take, and the General Partners agree that the Representative shall take, any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the General Partners and the Fund, as fully as if such parties were acting on their own behalf, including, without limitation, asserting Fund Indemnity Claims against APF, the OP General Partner and the Operating Partnership, defending all APF Indemnity Claims, consenting to, compromising, or settling all Fund Indemnity Claims and APF Indemnity Claims, conducting negotiations with APF, the OP General Partner and the Operating Partnership and their representatives regarding such claims, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants, or other representatives in connection with the foregoing matters. APF, the OP General Partner and the Operating Partnership shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the General Partners and the Fund. The Representative, acting pursuant to this Section 12.3, shall not be liable to any of the General Partners or the Fund for any act or omission, except in connection with any act or omission that was the result of the Representative's bad faith or gross negligence.

   12.4 Notification of Claims. Subject to the provisions of Section 12.5, in the event of the occurrence of an event which any Party asserts constitutes an APF Indemnity Claim or a Fund Indemnity Claim, as applicable, such Party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim and which is in the possession of the indemnified party. If such event involves the claim of any third party (a "Third-Party Claim"), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment, or compromise of any such Third-Party Claim, and to employ counsel to assist such indemnifying party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third-Party Claim, to join in the defense, settlement, adjustment, or compromise of the same. An indemnified party's failure to give timely notice or to furnish the indemnifying party with any relevant data and documents in connection with any Third-Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such Party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party. Any indemnifying party may elect, at such Party's sole expense, to assume control of the defense, settlement, adjustment, or compromise of any Third-Party Claim, with counsel reasonably acceptable to the indemnified parties, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all indemnified parties before entering into any settlement, adjustment, or compromise of such claims, or ceasing to defend against such claims, unless such settlement is a cash settlement and contains an unconditional release of the indemnified party from all existing and future claims with respect to the matter being contested. In connection with any Third-Party Claim, the indemnified party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third-Party Claim.

   12.5 Survival. All representations and warranties, and, except as otherwise provided in this Agreement, all covenants and agreements of the parties contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive until eighteen months from the Closing Date; provided, however, the representations and warranties contained in Sections 6.2, 6.3 and 7.11 shall survive until the expiration of the applicable statute of limitations with respect to the matters covered thereby. No claim shall be made after the applicable survival period.

   12.6 Limitations. Notwithstanding the foregoing, any claim by an indemnified party against any indemnifying party under this Agreement shall be payable by the indemnifying party only in the event, and to the extent, that the accumulated amount of the claims in respect of such indemnifying party's obligations to indemnify under this Agreement shall and the other claims described in Article XIII exceed in the aggregate the dollar amount specified in Article XIII. As to APF Indemnity Claims, the liability of each General Partner shall be limited as provided in Article XIII.

   12.7 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, no Party hereto is making any representation, warranty, covenant, or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, or agreement contained herein or in any certificate or other document delivered pursuant hereto relating to the Merger shall give rise to any right on the part of any Party hereto, after the consummation of the Merger, to rescind this Agreement or the transactions contemplated by this Agreement. Following the consummation of the Merger, the rights of the Parties under the provisions of this Article XII shall be the sole and exclusive remedy available to the Parties with respect to claims, assertions, events, or proceedings arising out of or relating to the Merger.

                                  ARTICLE XIII

                            Limitation of Liability

   13.1 Threshold. Notwithstanding anything to the contrary stated in this Agreement, in no event (i) shall the General Partners or any of them have any liability to APF and/or the OP General Partner and the Surviving Partnership on account of any APF Indemnity Claim or for any claim for breach of warranty or for misrepresentation, or any other claim whatsoever arising under this Agreement or in connection with the transaction contemplated herein (individually a "Claim" and collectively, "Claims") or for any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever directly resulting from Claims (collectively, "Losses") unless, until and only to the extent that the accumulated amount of all Losses exceeds the amount of $476,850 in the aggregate (the "Threshold") nor (ii) shall the individual or aggregate liability of the General Partners on account of Claims and Losses exceed the value of APF Common Shares actually issued to the General Partners in the Merger valued at the 20 Day Average Price. To the extent that any Claim is asserted against more than one General Partner, each General Partner shall be liable only for such General Partner's proportionate share of the Claim based on the percentage that the APF Common Shares received by such General Partner in the Merger is of the total APF Commons Shares comprising the Share Consideration. Any Claim against a General Partner, including an APF Indemnity Claim, may be satisfied by such General Partner, in its sole discretion, by surrendering to the claimant(s) APF Common Shares at a value equal to the closing price per share of such shares on the NYSE on the last trading day preceding the date such APF Common Shares are surrendered.

   13.2 Special Indemnification. APF agrees to indemnify, defend and hold harmless the General Partners against any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever, including reasonable attorneys' fees, arising after the Effective Time that would have arisen in their capacity as General Partners of the Fund had the Merger not been consummated and that are the result of APF's alleged actions or inactions. The Threshold described in Section 13.1 above shall not apply to APF obligations to indemnify the General Partners pursuant to this
Section 13.2.

                                  ARTICLE XIV

                                 Miscellaneous

   14.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of APF and the General Partners; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

   14.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

   14.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

   14.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of APF and the General Partners.

   14.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   14.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   14.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given, as of the date two business days after mailing, if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to the Fund or the General Partners:

     c/o James M. Seneff, Jr.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 423-2894

  With copy to:

     Baker & Hostetler LLP
     Sun Trust Center, Suite 2300
     200 South Orange Avenue
     Orlando, Florida 32801
     Attn: Kenneth C. Wright, Esq.
     Telecopy: (407) 841-0168

  If to APF or the Operating Partnership:

     Curtis B. McWilliams
     Executive Vice President
     CNL American Properties, Inc.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 650-1000

  With copy to:

     Shaw Pittman Potts & Trowbridge
     2300 N Street, N.W.
     Washington, D.C. 20037
     Attn: John M. McDonald, Esq.
     Telecopy: (202) 663-8007

   Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

   14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   14.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by APF, the OP General Partner and the General Partners. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   14.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   14.11 Expenses. If the Closing occurs, APF will bear all costs and expenses of the Parties incurred in connection with this Agreement and the transactions contemplated hereby to the extent not already paid by the Fund or the General Partners. If the Closing does not occur, APF, the OP General Partner and the Operating Partnership will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and the General Partners and the Fund will divide their costs and expenses (including legal fees and expenses) as follows:
(i) the Fund shall bear that percentage of the costs and expenses equal to the percentage obtained by dividing the number of Fund votes in favor of the Merger by the sum of the total number of votes cast and the total number of abstentions and (ii) the General Partners shall bear the remainder of the costs and expenses.

   14.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

   14.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

   14.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 13.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

   14.15 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in and for Orange County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL INCOME FUND XII, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne
                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.
                                          James M. Seneff, Jr., as General
                                           Partner

                                                                      Appendix C

                            CERTIFICATE OF AMENDMENT
                                       TO
                       CERTIFICATE OF LIMITED PARTNERSHIP
                                       OF
                           CNL INCOME FUND XII, LTD.

--------------------------------------------------------------------------------
          (Insert name currently on file with Florida Dept. of State)

   Pursuant to the provisions of section 620.109, Florida Statutes, this Florida limited partnership, whose certificate was filed with the Florida Department of State on August 20, 1991, adopts the following certificate of amendment to its certificate of limited partnership:

  FIRST: Amendment(s): (indicate article number(s) being amended, added, or deleted)

   Article XX, Section 21.5 is deleted in its entirety, and all cross references to such section are deleted in their entirety.

  SECOND: This certificate of amendment shall be effective at the time of its filing with the Florida Department of State.

  THIRD: Signature(s)
  Signature of current general partner(s):

                                          _____________________________________
                                                   James M. Seneff, Jr.

                                          _____________________________________
                                                     Robert A. Bourne

                                          CNL Realty Corporation


                                          By:__________________________________
                                            Name:

                      Signature(s) of new general partner(s), if applicable: N/A

                                                                      Appendix D

                               [FORM OF OPINION]

                                       , 1999

   James M. Seneff, Jr.
   Robert A. Bourne
   400 East South Street
   Orlando, Florida 32801

Gentlemen:

   We have acted as counsel to CNL Income Fund XII, Ltd., a Florida limited partnership (the "Partnership") of which you are the general partners (the "General Partners"), in connection with the proposed amendment (the "Proposed Amendment") to the Amended and Restated Agreement of Limited Partnership of CNL Income Fund XII, Ltd. (the "Partnership Agreement"). The Partnership Agreement requires that in connection with any proposed amendment to the Partnership Agreement (other than ministerial amendments and those amendments dealing with the transfer of a limited partner's partnership interest or the admission of substituted or additional limited partners), the General Partners must obtain an opinion of counsel concerning whether such proposed amendment would result in changing the Partnership to a general partnership. The Proposed Amendment would delete the provision in the Partnership Agreement that prohibits the Partnership from participating in any transaction involving (i) the acquisition, merger, conversion, or consolidation, either directly or indirectly, of the Partnership, and (ii) the issuance of securities of any other partnership, real estate investment trust, corporation trust or other entity that would be created or would survive after the successful completion of such transaction.

   This opinion is furnished pursuant to the Partnership Agreement. In rendering our opinion, we have examined and relied on the Partnership Agreement, the Proposed Amendment, and the Certificate of Limited Partnership of the Partnership. We have, in addition, made such other inquiries of fact and examinations of law as we have deemed necessary for purposes of rendering this opinion.

   We are members of the Bar of the State of Florida and do not hold ourselves out as being conversant with the laws of any jurisdiction other than those of the State of Florida and are expressing no opinion as to the laws of any jurisdiction other than those of the State of Florida and our opinion is so limited.

   In rendering the opinion set forth below, we have assumed: the genuineness of all signatures on records, certificates, instruments, agreements and other documents submitted to us for examination; the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, photostatic, facsimile, reproduced, or conformed copies and the authenticity of the originals of such latter documents; the accuracy and completeness of all factual representations made in the above-referenced documents; and the legal capacity of all natural persons.

   Based upon the foregoing and subject to the limitations and qualifications hereinafter set forth, we are of the opinion that the Proposed Amendment to the Partnership Agreement would not result in changing the Partnership to a general partnership.

   This opinion letter is based upon and limited to laws of the State of Florida as in effect on the date of this letter and to our current knowledge of facts in existence as of the date of this letter and material to the opinions expressed in this letter. This opinion letter is rendered as of the date hereof, and does not purport to analyze, evaluate or consider the legal effect of any event, legal or factual, occurring after such date that may alter the validity, effect or contents of this opinion, and we assume no obligation to update the opinion set forth herein.

This opinion letter is limited to the matters expressly set forth in this letter, and no other statement or opinions should be inferred beyond the matters expressly stated.

   Except as agreed by us in writing, our opinion is solely for the benefit of the addressees shown on the first page hereof and the limited partners of the Partnership and may be relied upon by such parties solely for the purposes for which it is being furnished. Without our prior written consent, this opinion letter may not be used, circulated, quoted or otherwise referred to for any purpose except as stated herein.

                                          Very truly yours,

                                          Baker & Hostetler LLP

                       CNL AMERICAN PROPERTIES FUND, INC.
                          SUPPLEMENT DATED     , 1999
                                       TO
                   PROSPECTUS/CONSENT SOLICITATION STATEMENT
                             DATED           , 1999
                         FOR CNL INCOME FUND XIII, LTD.

   This Supplement is being furnished to you, as a Limited Partner of CNL Income Fund XIII, Ltd., which we refer to as the Income Fund, for the purpose of enabling you to evaluate the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., a Maryland corporation, which is a real estate investment trust. This Supplement is designed to summarize only the risks, effects, fairness and other considerations of the proposed acquisition that are unique to you and the other Limited Partners of your Income Fund. This Supplement does not purport to provide an overall summary of the proposed acquisition and should be read in conjunction with the accompanying Prospectus/Consent Solicitation Statement, which includes detailed discussions regarding APF and the other Income Funds being acquired by APF. Accordingly, the discussions in this Supplement are qualified by the more expanded treatment of these matters appearing in the Prospectus/Consent Solicitation Statement. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" when used herein refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of your Income Fund. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., a wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership.

                                    OVERVIEW

   Pursuant to the Prospectus/Consent Solicitation Statement and this Supplement, you are being asked to approve the Acquisition of your Income Fund by APF. Your Income Fund is one of 18 limited partnerships (which we refer to collectively as the Funds) that APF is seeking to acquire. Supplements have also been prepared for each of the other Funds, copies of which may be obtained without charge to each Limited Partner or his representative upon written request to D.F. King & Co., 77 Water Street, New York, New York 10005.

What is APF?

   APF is a full-service real estate investment trust (or a REIT), formed in 1994, whose primary business, like that of the Funds, is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. As a full-service REIT, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains, from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time of the consummation of the Acquisition and will be one of the largest triple-net lease REITs in the United States.

How many shares of common stock (or APF Shares) will I receive if my Income Fund is acquired by APF?

   Your Income Fund will receive 3,886,185 APF Shares. You will receive your pro rata portion of such shares in accordance with the terms of your Income Fund's partnership agreement. APF has assigned a value, which we refer to as the Exchange Value, of $10.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing. It is possible that the APF Shares will trade at prices substantially below the Exchange Value. APF has, however, recently sold approximately 75 million APF Shares through three public offerings at offering prices per APF share equal to the Exchange Value. At December 31, 1998, of the approximately $750 million raised by APF, APF has used approximately $550 million to acquire restaurant properties and to make mortgage loans and had approximately $120 million in uninvested proceeds which it expects to invest during the first quarter of 1999. The remaining proceeds were used to pay fees and other offering expenses.

What is the required vote necessary to approve the Acquisition?

   Pursuant to the terms of your Income Fund's partnership agreement, APF's acquisition of your Income Fund may not be consummated without the approval of greater than 50% of the outstanding limited partnership Units. Such an approval by your Income Fund's limited partners will be binding on you even if you vote against the Acquisition.

Did you receive a fairness opinion in connection with APF's acquisition of my Fund?

   Yes. Legg Mason Wood Walker, Incorporated rendered an opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds.

Do you, as the general partners of my Income Fund, recommend that I vote in favor of the proposed Acquisition?

   Yes. We unanimously recommend that you vote "For" the proposed Acquisition. We believe that the Acquisition is the best means to maximize the value of your investment in your Fund as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

How do I vote?

   Just indicate on the enclosed consent form how you want to vote, and sign and mail it in the enclosed postage-paid return envelope as soon as possible, so that at the Special Meeting of Limited Partners, your Units may be voted "For" or "Against" APF's acquisition of your Income Fund. If you sign and send in your consent form and do not indicate how you want to vote, your consent form will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?

   Yes, subject to certain limitations. If you vote "Against" the Acquisition, but your Income Fund is nevertheless acquired by APF, you may elect to receive a payment (which we call the Cash/Notes Option) that is 10% in cash and 90% in
  % Callable Notes due        , 2006 (or Notes) based on the liquidation value
of your Income Fund, as determined by Valuation Associates, the appraisal firm that we engaged in connection with the Acquisition. Such liquidation value will be lower than the aggregate Exchange Value of the APF Shares offered to your Income Fund in the Acquisition. The Notes will bear interest at a rate equal to
  %, which was determined based on 120% of the applicable federal rate as of
       , 1999. Please note that you may only receive the Cash/Notes Option if you have voted "Against" the Acquisition and you elect to receive the Cash/Notes Option on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you voted "For" the Acquisition, or you voted "Against" the Acquisition and did not affirmatively select the Cash/Notes Option. The Notes will not be listed on any exchange or automated quotation system, and a market for the Notes will not likely develop.

What are the tax consequences of the Acquisition to me?

   The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners in your Income Fund are tax-deferred or tax-exempt entities (for example, pension plans, 401(k) plans or IRAs), if you are a person subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will be based on the difference between the value of the APF Shares or the tax basis of your Units. If you elect the Cash/Notes Option, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares and cash received by your Income Fund over the tax basis of your Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain real property gain.

   We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

   We have estimated, based on the Exchange Value, that the taxable gain per average original $10,000 investment in your Income Fund will be $752. To review the tax consequences to the Limited Partners of the Funds in greater detail,
see pages    through    of the Prospectus/Consent Solicitation Statement and
"Federal Income Tax Considerations" in this Supplement.

                                  RISK FACTORS

   As a result of APF's Acquisition of your Income Fund, you will assume the risks associated with the assets of APF and the other Funds acquired by APF. Although the majority of APF's assets and the assets of the other Funds acquired by APF are substantially similar to those of your Income Fund, the restaurant properties owned by APF and the other Funds acquired by APF may be differently constructed, located in a different geographic area or of a different restaurant chain than the restaurant properties owned by your Income Fund. Because the market for real estate may vary from one region of the country to another, the change in geographic diversity may expose you to different and greater risks than those to which you are presently exposed. For geographic information regarding APF's and the Funds' restaurant properties, see "APF's Business and The Restaurant Properties--Business Objectives and Strategies" and "--The Restaurant Properties--General" and "Business of the Funds--Description of Restaurant Properties" in the Prospectus/Consent Solicitation Statement.

   The following is a description of the most significant potential disadvantages, adverse consequences and risks of the Acquisition that are applicable to your Income Fund. This description is qualified in its entirety by the more detailed discussion in the section entitled "Risk Factors" contained in the Prospectus/Consent Solicitation Statement.

Investment Risks

 . Uncertainty Regarding the Exchange Value and Trading Price of APF Shares
  Following Listing. Your Income Fund will be receiving 3,886,185 APF Shares if your Income Fund approves the Acquisition. There has been no prior market for the APF Shares, and it is possible that the APF Shares will trade at prices substantially below the Exchange Value or the historical book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Funds who become APF stockholders as a result of the Acquisition, will have transformed their investment in non-tradable Units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares is relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at amounts substantially less than the Exchange Value as a result of increased selling activity following the issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

 . Decrease in Distributions. In each of the years ended December 31, 1995, 1996 and 1997, your Income Fund made $843, $850 and $850, respectively, in distributions, per $10,000 investment to you. Based on APF's pro forma financial information, and assuming APF acquires only your Income Fund and that each Limited Partner of your Income receives only APF Shares, you would have received, for the year ended December 31, 1997, $558 in distributions per $10,000 of original investment, which is 34.4% less than the $850 distributed to you as Limited Partner during the same period. The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the year ended December 31, 1997 and for the nine months ended September 30, 1998 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition. See "Cash Distributions to Limited Partners of Your Fund."

 . Conflicts of Interest in the Acquisition; Substantial Benefits to Related
  Parties. There are certain conflicts of interest inherent in the structure of the Acquisition of your Income Fund. We, James M. Seneff, Jr. and Robert A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne, are the three general partners of the Funds. As Board members of APF, Messrs. Seneff and Bourne have an interest in the completion of the Acquisition that may or may not be aligned with your interests as a Limited Partner of the Income Fund or with their own positions as the general partners of your Income Fund. While we will not receive any APF Shares as a result of APF's Acquisition of your Income Fund, we, as general partners of your Income Fund, may be required to pay all or a substantial portion of the Acquisition costs allocated to your Income Fund to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition. For additional information regarding the Acquisition costs allocated to your Income Fund, see "Comparison of Alternative Effect on Financial Condition and Results of Operations" contained in this Supplement.

 . Fundamental Change in Nature of Investment. The Acquisition of your Income
  Fund involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in your Income Fund, which has a fixed portfolio of restaurant properties in which you participate in the profits from the operation of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple-net basis, on the date that the Acquisition is consummated (assuming only your Income Fund was acquired as of September 30, 1998), 404 restaurant properties. The risks inherent in investing in an operating company such as APF include APF's ability to invest in new restaurant properties that are not as profitable as APF anticipated, the incurrence of substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and making mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay.

 As an APF stockholder, you will receive the benefits of your investment through (i) dividend distributions on, and (ii) increases in the value of, your APF Shares. In addition, your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale or refinancing of your Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares (or from the combination of cash paid to and payments on any Notes if you elect the Cash/Notes Option). An investment in APF may not outperform your investment in the Income Fund.

 . Original Investment Timeframe. Your Income Fund's partnership agreement provides that unless earlier terminated pursuant to its terms, your Income Fund will be terminated, dissolved, and its assets liquidated on December 31, 2031. At the time of your Income Fund's formation, we contemplated that its investment program would terminate (and its investments would be liquidated) some time between 2000 and 2005. We currently have no plans to dispose of your Income Fund's restaurant properties if the Limited Partners do not approve the Acquisition.

Real Estate/Business Risks

 . Risk of Default on Mortgage Loans and Market Risks associated with
  Securitizations. APF will be subject to certain risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default.

 In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize (thereby remaining exposed to the related credit and repayment risks on such mortgage loans,) and seek a different source for funding its operations than securitizations.

 APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would typically retain a residual-interest security and may retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default, and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

 APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

 . Risks Associated with Leverage. APF has funded and intends to continue to Fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. At the time of the consummation of the Acquisition, as a general policy, APF's Board of Directors will borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's funds from operations and its ability to make distributions to its stockholders.

 . Acquisition and Development Risks. APF plans to pursue its growth strategy through the acquisition and development of additional restaurant properties. To the extent that APF does pursue this growth strategy, we do not know that it will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

Tax Risks

 . Failure of APF to Qualify as a REIT for Tax Purposes. If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to the federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

 . Risks Associated with Distribution Requirements. Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to maintain its status as a REIT.

 . Changes in Tax Law. APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans. For a more detailed discussion of the risks associated with the Acquisition, see "Risk Factors" in the Prospectus/Consent Solicitation Statement.

                       CONSIDERATION PAID TO INCOME FUND

   The following table sets forth, for your Income Fund (i) the aggregate amount of original Limited Partner investments in each Fund less any distributions of net sales proceeds paid to the Limited Partners of that Fund,
(ii) the original amount of Limited Partner investments in each Fund less any distributions of net sales proceeds per average $10,000 investment, (iii) the number of APF Shares to be paid to your Income Fund, (iv) the estimated value of the APF Shares paid to your Income Fund, (v) the estimated Acquisition expenses allocated to your Income Fund, (vi) the estimated value, based on the Exchange Value, of APF Shares paid to your Income Fund after deducting Acquisition expenses, and (vii) the estimated value, based on the Exchange Value, of APF Shares you will receive for each $10,000 of your original investment:

                 Original
                  Limited
                  Partner                                                    Estimated
  Original      Investments                                                Value of APF
   Limited       Less Any                                                   Shares per
   Partner     Distributions Number of                          Estimated     Average
 Investments   of Net Sales     APF     Estimated               Value of      $10,000
  Less Any     Proceeds per   Shares    Value of               APF Shares    Original
Distributions     $10,000     Offered  APF Shares   Estimated     after       Limited
of Net Sales     Original       to     Payable to  Acquisition Acquisition    Partner
  Proceeds     Investment(1)  Fund(2)    Fund(3)    Expenses   Expenses(3) Investment(3)
-------------  ------------- --------- ----------  ----------- ----------- -------------
$40,000,000       $10,000    3,886,185 $38,861,850  $486,515   $38,375,335    $9,594

--------
(1) Income Fund has had no distributions of net sales proceeds.
(2) The APF Shares payable to each Fund as set forth in this chart will not change if APF acquires fewer than all of the Funds in the Acquisition. This number assumes that none of the Limited Partners of the Fund has elected the Cash/Notes Option.
(3) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be at prices significantly below the Exchange Value.

   Upon completion of the Acquisition of your Income Fund, the operations and existence of your Income Fund will cease. For more detailed information, see "The Acquisition" in the Prospectus/Consent Solicitation Statement. If your Income Fund does not approve the Acquisition, we do not contemplate that your Income Fund would be liquidated in the near future. The Acquisition, however, does not result in an all-cash payment to you in the liquidation of your investment. For example, if you are eligible for and choose the Cash/Notes Option, you become a Noteholder of APF. You will have exchanged your Units for unsecured debt obligations
of APF which may not be retired in full until         , 2006, a date
approximately seven years after the date the Acquisition of your Income Fund occurs. On the other hand, if you exchange your Units for APF Shares, you will receive an equity interest in APF whose marketability will depend upon the market that may develop with respect to the APF Shares, which will be listed on the NYSE.

                          EXPENSES OF THE ACQUISITION

   If your Income Fund approves the Acquisition, the portion of the Acquisition expenses attributable to your Income Fund will be paid by your Income Fund, as detailed below. The number of APF Shares paid to your Income Fund would reflect a reduction for your Income Fund's expenses of the Acquisition.

   If the Acquisition of your Income Fund is not approved, we will bear a percentage of all Acquisition expenses equal to the total number of abstentions and "Against" votes cast by the Limited Partners of your Income Fund, divided by the total number of abstentions and votes cast by you and the other Limited Partners of your Income Fund. In such event, your Income Fund will bear the remaining Acquisition expenses.

   The following table sets forth the estimated Acquisition expenses of acquiring your Income Fund:

                         Pre-closing Transaction Costs

      Legal Fees...................................................... $ 19,416
      Appraisals and Valuation........................................    7,766
      Fairness Opinions...............................................   34,948
      Registration, Listing and Filing Fees...........................      --
      Soliciting Dealer Fee...........................................   81,425
      Financial Consulting Fees.......................................      --
      Environmental Fees..............................................   48,539
      Accounting and Other Fees.......................................   58,569
                                                                       --------
          Subtotal....................................................  250,663

                           Closing Transaction Costs

      Transfer Fees and Taxes.........................................  107,460
      Legal Fees......................................................   63,323
      Recording Costs.................................................      --
      Other...........................................................   65,069
                                                                       --------
          Subtotal....................................................  235,852
                                                                       --------
      Total........................................................... $486,515
                                                                       ========

                                 REQUIRED VOTE

Limited Partner Approval Required by the Partnership Agreement

   Article 12 of your Income Fund's partnership agreement provides that the vote of Limited Partners representing a majority of Units is required to approve a "Liquidating Sale," which is defined by the partnership agreement to include a transaction or series of transactions resulting in the transfer of 80% or more in value of Income Fund's restaurant properties acquired within two years of the initial date of the prospectus (March 17, 1993). Because the Acquisition of your Income Fund is a Liquidating Sale within the meaning of the partnership agreement, it may not be consummated without the approval of Limited Partners representing greater than 50% of the outstanding of Units.

Required Amendment to the Partnership Agreement

   Your Income Fund's partnership agreement includes one provision that may prevent the successful completion of APF's Acquisition of your Income Fund. This provision must be amended in order to successfully complete the Acquisition. Therefore, if you vote "For" the Acquisition, you will also be asked to vote in favor of this amendment. The proposed amendment is summarized below:

  . Amendment to Roll-Up Prohibition. Article 21 of the partnership agreement currently provides that your Income Fund may not participate in any transaction involving (i) the acquisition, merger, conversion or consolidation, either directly or indirectly, of your Income Fund, and
    (ii) the issuance of securities of any other partnership, real estate investment trust, corporation, trust or other entity that would be created or would survive after the successful completion of such transaction.

   If the Limited Partners holding a majority of the Units approve this amendment to your Income Fund's partnership agreement your Income Fund, Article 21 will be deleted in its entirety.

Partnership Agreement Amendment Procedures

   Pursuant to Article 13 of your Income Fund's partnership agreement, we may propose amendments to the partnership agreement. Article 13 of the partnership agreement requires that we furnish you with a verbatim statement of the proposed amendment, which is attached to this Supplement as Appendix C, and to include an opinion of our counsel regarding whether the proposed amendment would result in changing your Income Fund to a general partnership, changing our liability or your liability, or allowing you to take part in the control or management of your Income Fund. The form of opinion of Baker & Hostetler LLP is attached to this Supplement as Appendix D.

Consequence of Failure to Approve the Acquisition or the Amendments

   If the Limited Partners of your Income Fund representing greater than 50% of the outstanding Units do not vote "For" the Acquisition and the proposed amendment to the partnership agreement, the Acquisition may not be consummated under the terms of the partnership agreement. In such event, we plan to continue to operate your Income Fund as a going concern and to eventually dispose of your Income Fund's restaurant properties approximately 7 to 12 years after they were acquired (or as soon thereafter as, in our opinion, market conditions permit), as contemplated by the terms of the partnership agreement.

Special Meeting to Discuss the Acquisition

   We have scheduled a special meeting of the Limited Partners of your Income Fund to discuss the solicitation materials, which include the Prospectus/Consent Solicitation Statement, this Supplement and the other materials distributed to you, and the terms of APF's Acquisition of your Income Fund, prior to voting on the Acquisition. The special meeting will be held at
10:00 a.m., Eastern time, on               , 1999, at
                                          . We and members of APF's management
intend to solicit actively your support for the Acquisition and would like to use the special meeting to answer questions about the Acquisition and the solicitation materials (as defined below) and to explain in person our reasons for recommending that you vote "For" the Acquisition.

                                VOTING PROCEDURE

   The Prospectus/Consent Solicitation Statement, this Supplement, the accompanying transmittal letter, the power of attorney and the consent form constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" the Acquisition of your Income Fund by APF.

   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding Units of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, in the manner described in the Prospectus/Consent Solicitation Statement. A copy of the Agreement and Plan of Merger dated March 11, 1999, by and between APF and your Income Fund is attached hereto as Appendix B. We encourage you to read it.

   If you are not planning on attending the special meeting of the Limited Partners of your Income Fund and voting in person, you should complete and return the consent form before the expiration of the solicitation period. The solicitation period is the time period during which you may vote "For" or "Against" the Acquisition of your Income Fund. The solicitation period will commence upon delivery of the solicitation materials to you (on or about
           , 1999 and will continue until the later of (a)           , 1999 (a
date not less than 60 calendar days from the initial delivery of the solicitation materials), or (b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond December 31, 1999. Any consent form received by Corporate Election Services prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your Units will be counted as voting "Against" the Acquisition of your Income Fund and you will receive APF Shares if your Income Fund is acquired.

   The consent form consists of two parts. Part A seeks your consent to APF's Acquisition of your Income Fund and certain related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve are described above under "Required Vote -- Required Amendment to the Partnership Agreement." If you have interests in more than one Income Fund, you will receive multiple consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter (including the Acquisition), you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without requiring your signatures on multiple documents.

                 COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                  TO THE GENERAL PARTNERS AND THEIR AFFILIATES

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by your Income Fund to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure, which will be in effect after the Acquisition, had been in effect during the years presented below.

   Under your Income Fund's partnership agreement, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. The partnership agreement also provide that we are to be reimbursed for our expenses for services performed for your Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. If your Income Fund is acquired, it will share in the overall cost of managing the consolidated portfolio of properties owned by APF. As stockholders of APF, you and the other former Limited Partners of your Income Fund will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1998, the aggregate amounts accrued or paid by your Income Fund to us are shown below under "Historical" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the years presented, are shown below under "Pro Forma":

                                                                         Nine
                                                                        Months
                                               Year Ended December 31,   Ended
                                               ----------------------- September
                                                1995    1996    1997   30, 1998
                                               ------- ------- ------- ---------
Historical:
  General Partner Distributions...............     --      --      --       --
  Broker/Dealer Commissions(1)................
  Property Management Fees.................... $36,031 $35,675 $34,321  $26,246
  Due Diligence and Marketing Support Fees....     --      --      --       --
  Acquisition Fees............................     --      --      --       --
  Asset Management Fees(2)....................     --      --      --       --
  Real Estate Disposition Fees................     --      --      --       --
                                               ------- ------- -------  -------
    Total historical.......................... $36,031 $35,675 $34,321  $26,246
Pro Forma:
  Cash Distributions on APF Shares............     --      --      --       --
  Salary Compensation.........................     --      --      --       --
                                               ------- ------- -------  -------
    Total pro forma...........................     --      --      --       --
                                               ======= ======= =======  =======

--------
(1) A majority of the fees paid as broker-dealer commissions and due diligence and marketing and support fees were reallowed to other broker-dealers participating in the offering of the Income Fund's Units.
(2) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners. To date, no such fees have been paid since the required minimum returns have not been made to the Limited Partners.

              CASH DISTRIBUTIONS TO LIMITED PARTNERS OF YOUR FUND

   The information below should be read in conjunction with the information contained herein under the caption "Financial Statements" and in the Prospectus/Consent Solicitation Statement under the caption "Summary--Our Reasons for the Acquisition--Prices for Fund Units."

   The following table sets forth the distributions paid to the Limited Partners of your Income Fund (per $10,000 original investment) for the periods indicated below:

                                                           Nine Months Ended
                                                             Sept. 30, 1998
                                                           --------------------
                                                                        Pro
                                  1993 1994 1995 1996 1997 Historical  Forma
                                  ---- ---- ---- ---- ---- ----------- --------
Distributions from Income........ $316 $756 $821 $800 $751        $489 $    421
Distributions from Sales of
 Properties......................  --   --   --   --   --          --
Distributions from Return of
 Capital(1)......................   66  --    23   50   99         149       19
                                  ---- ---- ---- ---- ----    -------- --------
    Total........................ $382 $756 $844 $850 $850    $    638 $    441
                                  ==== ==== ==== ==== ====    ======== ========

--------
(1) Cash distributions presented above as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. Accumulated net income includes deductions for depreciation and amortization expense and income from certain non-cash items. This amount is not required to be presented as a return of capital except for purposes of this table, and the Income Fund has not treated this amount as a return of capital for any other purpose.

   The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the nine months ended September 30, 1998 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition.

   Assuming APF maintains its current level of debt for acquiring future restaurant properties, the expected distribution rate per APF Share will be 8.8% (assuming a $10.00 per APF Share price based on the Exchange Value, the annualized dividend per year is expected to be $0.88 per APF Share). Based on the number of APF Shares that you would receive in the Acquisition per your average $10,000 original investment and this distribution rate, you would receive an annual distribution of approximately $844.

                                    FAIRNESS

General

   We believe the Acquisition to be fair to, and in the best interests of your Income Fund. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

  . the terms of the Acquisition are fair to you and the other Limited
    Partners; and

  . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and certain alternatives to the Acquisition and a review of the financial condition and performance of APF and your Income Fund and the terms of critical agreements, such as your Income Fund's partnership agreement.

   We also believe that the Acquisition is procedurally fair for several reasons. First, the Acquisition is required to be approved by Limited Partners holding greater than 50% of outstanding Units of your Income Fund and is subject to certain conditions. Second, if your Income Fund is acquired, all Limited Partners of your Income Fund who vote against the Acquisition will be given the option of receiving APF Shares or the Cash/Note Option.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others, our relief from certain ongoing liabilities with respect to the Income Funds if it is acquired by APF. For a further discussion of the conflicts of interest and potential benefits of the Acquisition to us, see "Conflicts of Interest" below.

Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners of your Income Fund and maximizes the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Fund. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the Cash/Notes Option, constitutes fair value. In addition, we compared the values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair and is the best way to maximize the return on your investment in light of the values of such consideration.

   2. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners of your Income Fund and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisal of your Income Fund's restaurant properties prepared by Valuation Associates and upon the fairness opinion provided by Legg Mason. A copy of the fairness opinion is attached hereto as Appendix A. We encourage you to read it. We attributed significant weight to the appraisal of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisal of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisal and of Legg Mason to provide the fairness opinion assisted us in the fulfillment of our fiduciary duties to your Income Fund and the Limited Partners, notwithstanding that each of Valuation Associates and Legg Mason received fees for its services and notwithstanding that Legg Mason has previously provided investment banking services to the Funds and to Commercial Net Lease Realty, Inc., a former affiliate of ours. See "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.

   On rendering its opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

   .the value or fairness of the cash and promissory notes option;

  . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Funds' portfolios or assets if liquidated in real estate markets;

  . the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited Partners; or

  . any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the Cash/Notes Option.

   3. Valuation of Alternatives. Based on the appraisal of the Income Fund's restaurant properties, we estimated the value of your Income Fund as an ongoing concern and if liquidated. On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of your Income Fund.

   4. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Fund to Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   5. Net Book Value of the Income Fund. We calculated the book value of your Income Fund under generally accepted accounting principles, or GAAP, as of September 30, 1998 per $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is not indicative of the true fair market value of your Income Fund. This figure was compared to the (i) value of the Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998, (ii) value of the Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and
(iii) estimated value of the APF Shares, based on the Exchange Value, paid to each Fund per average $10,000 invested.

                             Summary of Valuations
                       (per $10,000 original investment)

                                                                   Estimated
                                                                  Value of APF
                                                                     Shares
                                                                  per Average
                                   GAAP                Going    $10,000 Original
                                   Book  Liquidation  Concern   Limited Partner
                                  Value    Value(1)   Value(1)   Investment(2)
                                  ------ ----------- ---------- ----------------
CNL Income Fund XIII, Ltd........ $8,520   $8,672      $9,571        $9,594

--------
(1) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.
(2) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of your Income Fund, we each have an independent obligation to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners of your Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants (including the Limited Partners in other Funds). James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to your Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to your Income Fund and also on APF's Board of Directors.

Benefits to General Partners

   As a result of the Acquisition (assuming only your Income Fund is acquired), we are expected to receive certain benefits, including that we will be relieved from certain ongoing liabilities with respect to the Funds that are acquired by APF.

   James M. Seneff, Jr. and Robert A. Bourne (your individual general partners), will continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF and Mr. Bourne serving as Vice Chairman. Furthermore, they will be entitled to receive performance-based incentives, including stock options, under APF's 1999 Performance Incentive Plan or any other such plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Funds if the Acquisition does not occur.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the Acquisition to you.

Certain Tax Differences between the Ownership of Units and APF Shares

   Because your Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your Income Fund, regardless of whether any cash is distributed to you. If your Income Fund is acquired by APF, and you have voted "For" the Acquisition, you will receive APF Shares. If you have voted "Against" the Acquisition but your Income Fund is acquired by APF, you may elect the Cash/Notes Option, in which case you will receive cash and Notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Currently, as the owner of Units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Income Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than your Income Fund's tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by your Income Fund. As a result, APF's tax depreciation from the acquired restaurant properties will differ from your Income Fund's tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a larger portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see "--Taxation of APF" and "--Taxation of Stockholders--Taxable Domestic Stockholders" in the Prospectus/Consent Solicitation Statement.

Tax Consequences of the Acquisition

   In connection with the Acquisition and for federal income tax purposes, the assets (and any liabilities) of your Income Fund (if your Income Fund is acquired by APF) will be transferred to APF in return for APF Shares and/or cash and Notes. Your Income Fund will then immediately liquidate and distribute such property to you. The IRS requires that you recognize a share of the income or loss, subject to the limits described below, recognized by your Income Fund, including gain recognized as a result of the transfer of restaurant properties pursuant to the Acquisition. The estimated taxable gain and loss based on the Exchange Value, for an average

$10,000 original Limited Partner investment in your Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                                    Estimated
                                                                 Gain/(Loss) per
                                                                 Average $10,000
                                                                    Original
                                                                 Limited Partner
                                                                  Investment(1)
                                                                 ---------------
CNL Income Fund XIII, Ltd. .....................................      $752

--------
(1) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

   Under section 351(a) of the Code, no gain or loss is recognized if (i) property is transferred to a corporation by one more individuals or entities in exchange for the stock of that corporation, and (ii) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman, APF's tax counsel, that, following the Acquisition, the Limited Partners of the Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least 80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect the Cash/Notes Option, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between (1) the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership and (2) the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or another Limited Partner in your Income Fund elect the Cash/Notes Option, your Income Fund will receive APF Shares, cash and Notes in exchange for your Income Fund's assets. Because the
principal portion of the Notes will not be due until     , 2006, the
acquisition of your Income Fund's assets, in part, in exchange for Notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the Notes is collected in the year of the Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to value of the APF Shares and cash received by your Income Fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price (without reduction for any selling expenses) for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, that are assumed or taken subject to by the

Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares, cash and Notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset" (i.e., real property and depreciable assets used in a trade or business and held for more than one year). Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section 1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report his, her or its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive cash and Notes rather than APF Shares. Even though a Limited Partner's election of the Cash/Notes Option may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of your Income Fund's gain as determined under the partnership agreement of your Income Fund. Therefore, Limited Partners who elect the Cash/Notes Option may recognize gain in the year of the Acquisition despite the fact that they will receive only a small amount of cash and no publicly-traded instruments with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the Notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the Notes by the Limited Partners electing the Cash/Notes Option. See "--Tax Consequences of Liquidation and Termination of Your Fund" below.

   Tax Consequences of the Liquidation and Termination of Your Fund. If your Fund is acquired by APF, your Fund will be deemed to have liquidated and distributed APF Shares and/or cash and Notes, as the case may be, to you. The taxable year of your Income Fund will end at this time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition (including gain or loss resulting from the Acquisition described above). If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or cash and Notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of your Income Fund, determine to be pro rata based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive (determined on the closing date of the Acquisition) and your adjusted tax basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distribution of the APF Shares)). Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive cash and Notes in the Acquisition, you will recognize gain to the extent that the amount of cash you receive in the Acquisition exceeds your adjusted basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distributions of the cash and Notes)). Your basis in the Notes distributed to you will equal your adjusted basis in your Units, reduced (but not below zero) by the amount of any cash distributed to you and your holding period for the Notes for purposes of determining capital gain or loss from the disposition of the Notes will include your holding period for your Units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold Units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not an organization described in section 501(c)(7) (social clubs), section 501(c)(9) (voluntary employees' beneficiary associations), section 501(c)(17) (supplemental unemployment benefit trusts) or section 501(c)(20) (qualified group legal services plans) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Income Funds that are acquired by APF will equal the fair market value of the APF Shares plus the cash and the issue price of the Notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property may differ from the Income Fund's basis therein, and the restaurant properties may be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds following the Acquisition.

   For a discussion of the taxation of APF, see "Federal Income Tax Considerations--Taxation of APF" in the Prospectus/Consent Solicitation Statement.

     SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
        APF, FUNDS, ADVISOR AND CNL RESTAURANT FINANCIAL SERVICES GROUP
                      Nine Months Ended September 30, 1998

                                             Historical                                     Pro Forma
                          --------------------------------------------------  ---------------------------------------------
                                                                    CNL
                                                                 Restaurant
                                        CNL Income               Financial
                                        Fund XIII,                Services      Combined    Pro Forma          Combined Pro
                              APF          Ltd.       Advisor      Group       Historical  Adjustments            Forma
                          ------------  ----------- ----------- ------------  ------------ ------------        ------------
Operating Data Revenues:
Rental and earned
 income.................  $ 22,947,199  $ 2,310,870 $       --  $        --   $ 25,258,069 $  9,635,208 (a)
                                                                                                 35,302 (b)    $ 34,928,579
Management fees.........           --           --   21,405,127    5,122,366    26,527,493  (21,037,903)(c)
                                                                                             (2,875,906)(d)       2,613,684
Interest and other
 income.................     6,117,911       41,267         751   18,463,647    24,623,576    1,526,547 (e)      26,150,123
                          ------------  ----------- ----------- ------------  ------------ ------------        ------------
   Total revenue........    29,065,110    2,352,137  21,405,878   23,586,013    76,409,138  (12,716,752)        63, 692,386
Expenses:
General and
 administrative.........     1,539,004      204,903   6,701,115    6,704,482    15,149,504   (1,307,880)(f)
                                                                                             (1,415,100)(g)
                                                                                                (33,343)(h)      12,393,181
Advisory fees...........     1,248,393       26,246         --     1,026,231     2,300,870   (2,300,870)(i)             --
State taxes.............       397,569       16,184      15,226      220,180       649,159       53,806 (j)         702,965
Depreciation and
 amortization...........     2,693,020      312,173     131,539    1,000,493     4,137,225    3,071,973 (k)(l)    7,209,198
Interest expense........           --           --      105,668   14,234,533    14,340,201      (68,670)(m)      14,271,531
Paid to affiliates......           --           --      256,456    1,569,202     1,825,658   (1,825,658) (n)            --
                          ------------  ----------- ----------- ------------  ------------ ------------        ------------
   Total expenses.......     5,877,986      559,506   7,210,004   24,755,121    38,402,617   (3,825,742)        34,576, 875
                          ------------  ----------- ----------- ------------  ------------ ------------        ------------
Net earnings (loss)
 before equity in
 earnings of joint
 ventures/minority
 interests, gain (loss)
 on sale of properties,
 gain on securitization,
 and provision (credit)
 for federal income
 taxes..................    23,187,124    1,792,631  14,195,874   (1,169,108)   38,006,521   (8,891,010)         29,115,511
                          ------------  ----------- ----------- ------------  ------------ ------------        ------------
Equity in earnings of
 joint ventures/minority
 interests..............       (23,271)     182,346         --        12,452       171,527          --              171,527
Gain (loss) on sales of
 properties.............           --           --          --           --            --           --                  --
Gain on securitization..           --           --          --     3,018,268     3,018,268          --            3,018,268
Provision (credit) for
 federal income taxes...           --           --    5,607,415      708,666     6,316,081   (6,316,081)(o)             --
                          ------------  ----------- ----------- ------------  ------------ ------------        ------------
Net earnings............  $ 23,163,853  $ 1,974,977 $ 8,588,459 $  1,152,946  $ 34,880,235 $ (2,574,929)       $ 32,305,306
                          ============  =========== =========== ============  ============ ============        ============
Other Data:
Weighted average number
 of shares of common
 stock outstanding
 during period..........    47,633,909          N/A         N/A          N/A           N/A          --           73,576,119(p)
Total properties owned
 at end of period.......           357           47         N/A          N/A           N/A          --                  404
Funds from operations...  $ 26,408,569  $ 2,399,866         N/A          N/A           N/A          --         $ 37,113,647
Total cash distributions
 declared...............  $ 26,460,446  $ 2,550,006         N/A          N/A           N/A          --         $ 37,113,647
Cash distributions
 declared per $10,000
 investment.............  $        572  $       638         N/A          N/A           N/A          --         $        504

                                                                                Combined           Pro Forma
                                    Historical September 30, 1998              Historical     September 30, 1998
                          --------------------------------------------------  ------------ --------------------------------
Balance Sheet Data:
Real estate assets, net.  $407,663,180  $30,324,953 $       --  $        --   $437,988,133 $  7,723,514 (q)
                                                                                             26,052,741 (r)    $471,764,388
Mortgages/notes
 receivable.............    33,523,506          --          --   173,776,981   207,300,487      849,195 (r)     208,149,682
Accounts receivable,
 net....................       575,104       19,822   7,544,985    7,342,103    15,482,014   (7,854,862)(s)       7,627,152
Investment in/due from
 joint ventures.........       631,374    2,453,391         --           --      3,084,765      580,961 (q)       3,665,726
Total assets............   566,383,967   34,992,294   8,429,809  197,528,789   807,334,859   27,716,832         835,051,691
Total
 liabilities/minority
 interest...............    14,478,585      913,767   5,049,152  185,998,045   206,439,549  (10,845,726)(s)(t)  195,593,823
Total equity............   551,905,382   34,078,527   3,380,657   11,530,744   600,895,310   38,562,558 (q)(t)  639,457,868

-------

(a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and 2) properties that were developed by APF from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period.)

      Rental and earned income on Property Transactions by APF...  $9,635,208

(b) Represents $35,302 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1997.

(c) Represents the elimination of intercompany fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

      Origination fees...........................................  $ (1,569,202)
      Secured equipment lease fee................................       (44,426)
      Advisory fees..............................................    (1,748,629)
      Reimbursement of administrative costs......................      (293,763)
      Acquisition fees...........................................   (15,392,193)
      Underwriting fees..........................................      (254,945)
      Administrative fees........................................      (148,491)
      Executive fee..............................................      (310,000)
      Guarantee fees.............................................       (93,750)
      Servicing fee..............................................    (1,014,117)
      Development fees...........................................      (166,876)
      Consulting fee.............................................        (1,511)
                                                                   ------------
         Total...................................................  $(21,037,903)
                                                                   ============

(d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

(e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

(f) Represents the elimination of intercompany expenses paid between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

      Reimbursement of administrative costs....................... $  (293,763)
      Servicing fee...............................................  (1,014,117)
                                                                   -----------
                                                                   $(1,307,880)
                                                                   ===========

(g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by APF were subject to capitalization during the entire period and 2) costs relating to properties not developed by APF were subject to capitalization up through the time that EITF 97-11 became effective.

      General and administrative costs..........................  $(1,415,100)

(h) Represents savings of $33,343 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

(i) Represents the elimination of fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

      Advisory fees................................................ $(1,748,629)
      Administrative fees..........................................    (148,491)
      Executive fee................................................    (310,000)
      Guarantee fees...............................................     (93,750)
                                                                    -----------
                                                                    $(2,300,870)
                                                                    ===========

(j) Represents additional state taxes of $53,806 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the Income Fund had operated under a REIT structure.

(k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (q) from acquiring the Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

      Depreciation expense........................................... $1,507,549

(l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (q).

      Amortization of goodwill...................................... $1,564,424

(m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in footnote (4), II (d) in the Notes to the Pro Forma Financial Statements attached to this Supplement.

      Interest expense................................................ $(68,670)

(n) Represents the elimination of fees paid to affiliates for fees incurred between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

      Origination fees............................................. $(1,569,202)
      Underwriting fees............................................    (254,945)
      Consulting fee...............................................      (1,511)
                                                                    -----------
                                                                    $(1,825,658)
                                                                    ===========

(o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the acquisition. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

(p) APF Shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved the proposal to amend and restate APF's articles of incorporation to increase the number of authorized APF Shares.

(q) Represents the payment of $486,515 in cash and the issuance of 16,137,533 APF Shares in consideration for the purchase of the Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 at a share price of $10 per APF Share plus estimated transaction costs. The acquisitions of the Income Fund and the CNL Restaurant Financial Services Group have been accounted for under the purchase accounting method and goodwill was recognized to the extent that the consideration paid exceeded the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on APF's statement of earnings. APF will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by APF.

      Income Fund................................................. $ 38,861,847
      Advisor.....................................................   76,000,000
      CNL Restaurant Financial Services Group.....................   47,000,000
                                                                   ------------
          Total Purchase Price (cash and shares)..................  161,861,847
      Less cash paid to Income Fund...............................     (486,515)
                                                                   ------------
          Share consideration.....................................  161,375,332
      Transaction costs of APF....................................    8,933,000
                                                                   ------------
          Total costs incurred.................................... $170,308,332
                                                                   ============

   In addition, APF i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the Income Fund carrying value of land and building on operating leases by $6,150,650, net investment in direct financing leases by $1,572,864, investment in joint venture by $580,961, made downward adjustments to the carrying value of accrued rental income of $1,364,156, and made downward adjustments to other assets of $3,667,084 to adjust historical values to fair value, iii) recorded goodwill of $41,717,974 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $76,813,710 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $34,078,527 of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group.

(r) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

(s) Represents the elimination by the CNL Income Fund of $5,483 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by the Company of $1,208,000 in related party payables recorded as receivables by the Advisor.

(t) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

        SELECTED HISTORICAL FINANCIAL DATA OF CNL INCOME FUND XIII, LTD.

   The following table sets forth certain financial information for the Income Fund, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of CNL Income Fund XIII, Ltd." in this Supplement.

                             Nine Months Ended
                               September 30,            Year Ended December 31,
                          ----------------------- -----------------------------------
                             1998        1997        1997        1996        1995
                          ----------- ----------- ----------- ----------- -----------
Revenues (1)............  $ 2,534,483 $ 2,856,294 $ 3,832,470 $ 3,795,754 $ 3,956,874
Net income (2)..........    1,974,977   2,211,712   3,035,627   3,231,815   3,319,174
Cash distributions
 declared...............    2,550,006   2,550,006   3,400,008   3,400,008   3,375,011
Net income per Unit (2).         0.49        0.55        0.75        0.80        0.82
Cash distributions
 declared per Unit......         0.64        0.64        0.85        0.85        0.84
Weighted average number
 of Limited Partner
 Units outstanding......    4,000,000   4,000,000   4,000,000   4,000,000   4,000,000

                               September 30,                 December 31,
                          ----------------------- -----------------------------------
                             1998        1997        1997        1996        1995
                          ----------- ----------- ----------- ----------- -----------
Total assets............  $34,992,294 $35,641,797 $35,523,590 $35,945,070 $36,054,757
Total partners' capital.   34,078,527  34,679,643  34,653,556  35,017,937  35,186,130

--------
(1) Revenues include equity in earnings of joint ventures.
(2) Net income for the nine months ended September 30, 1997 includes $48,538 from provision for loss on land and net investment in direct financing leases. Net income for the year ended December 31, 1997, includes a loss on sale of land and direct financing lease of $48,538. Net income for the year ended December 31, 1996, includes a gain on sale of land of $82,855 and net income for the year ended December 31, 1995, includes a loss on sale of land of $29,560.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
            AND RESULTS OF OPERATIONS OF CNL INCOME FUND XIII, LTD.

Introduction

   The Income Fund is a Florida limited partnership that was organized on September 25, 1992, to acquire for cash, either directly or through joint venture arrangements, both newly constructed and existing restaurants, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains. The leases are triple-net leases, with the lessees generally responsible for all repairs and maintenance, property taxes, insurance and utilities. As of September 30, 1998, the Income Fund owned 47 restaurant properties which included two restaurant properties owned by joint ventures in which the Income Fund is a co-venturer and three restaurant properties owned with affiliates as tenants-in-common.

Liquidity and Capital Resources

 Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997

   The Income Fund's primary source of capital for the nine months ended September 30, 1998 and 1997, was cash from operations (which includes cash received from tenants, distributions from joint ventures, and interest and other income received, less cash paid for expenses). Cash from operations was $2,459,747 and $2,511,698 for the nine months ended September 30, 1998 and 1997, respectively. The decrease in cash from operations for the nine months ended September 30, 1998, as compared to the nine months ended September 30, 1997, is primarily a result of changes in income and expenses as described below in "Results of Operations" and changes in the Income Fund's working capital.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term, highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to partners. At September 30, 1998, the Income Fund had $817,721 invested in such short-term investments, as compared to $907,980 at December 31, 1997. The funds remaining at September 30, 1998, will be used towards the payment of distributions and other liabilities.

   Total liabilities of the Income Fund, including distributions payable, increased to $913,767 at September 30, 1998, from $870,034 at December 31, 1997, primarily as a result of the Income Fund accruing real estate taxes in connection with certain Long John Silver's restaurant properties, as described below in "Results of Operations." Total liabilities at September 30, 1998, to the extent that they exceed cash and cash equivalents at September 30, 1998, will be paid from future cash from operations.

   Based on current and future anticipated cash from operations, the Income Fund declared distributions to the Limited Partners of $2,550,006 for each of the nine months ended September 30, 1998 and 1997 ($850,002 for each of the quarters ended September 30, 1998 and 1997). This represents distributions of $0.64 per Unit for each applicable nine months ($0.21 per Unit for each applicable quarter). No distributions were made to us for the quarters and nine months ended September 30, 1998 and 1997. No amounts distributed to the Limited Partners for the nine months ended September 30, 1998 and 1997 are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contribution. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   We have the right, but not the obligation, to make additional capital contributions if we deem it appropriate in connection with the operations of the Income Fund.

 The Years Ended December 31, 1997, 1996 and 1995

   The Income Fund's primary source of capital is cash from operations (which includes cash received from tenants, distributions from joint ventures and interest received, less cash paid for expenses). Cash from operations was $3,204,420, $3,367,581 and $3,379,378 for the years ended December 31, 1997,
1996 and 1995, respectively. The decrease in cash from operations during 1997 and 1996, each as compared to the previous year, is primarily a result of changes in income and expenses as described in "Results of Operations" below and changes in the Income Fund's working capital during each of the respective years.

   In January 1995, the Income Fund received notice from the tenant of its restaurant property in Houston, Texas, of its intent to exercise its option in accordance with its lease agreement, to substitute another restaurant property for the Houston, Texas restaurant property. In April 1995, the Income Fund sold its restaurant property in Houston, Texas, to the tenant for its original purchase price, excluding acquisition fees and miscellaneous acquisition expenses. As a result of this transaction, the Income Fund recognized a loss for financial reporting purposes of approximately $29,560 primarily due to acquisition fees and miscellaneous acquisition expenses the Income Fund had allocated to the Houston, Texas, restaurant property and due to the accrued rental income relating to future scheduled rent increases that the Income Fund had recorded and reversed at the time of sale. The Income Fund used the net sales proceeds, along with approximately $39,800 of cash reserves, to acquire a Checkers restaurant property in Lakeland, Florida, from the tenant.

   In November 1996, the Income Fund sold its restaurant property in Richmond, Virginia, to the tenant and received sales proceeds of $550,000, resulting in a gain of $82,855 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in March 1994, and had a cost of approximately $415,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $134,600 in excess of its original purchase price. As of December 31, 1996, the sales proceeds of $550,000, plus accrued interest of $770, were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional restaurant property. In January 1997, the Income Fund reinvested the net sales proceeds in a restaurant property located in Akron, Ohio, with one of our affiliates as tenants-in-common. In connection therewith, the Income Fund and the affiliate entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to its applicable percentage interest. As of December 31, 1997, the Income Fund owned a 63.03% interest in this restaurant property. The sale of the restaurant property in Richmond, Virginia, and the reinvestment of the net sales proceeds in a restaurant property in Akron, Ohio, were structured to qualify as a like-kind exchange transaction in accordance with Section 1031 of the Internal Revenue Code. As a result, no gain was recognized for federal income tax purposes. Therefore, the Income Fund was not required to distribute any of the net sales proceeds from the sale of this restaurant property to Limited Partners for the purpose of paying federal and state income taxes.

   In October 1997, the Income Fund sold its restaurant property in Orlando, Florida, to a third party, for $953,371 and received net sales proceeds of $932,849, resulting in a loss of $48,538 for financial reporting purposes. In December 1997, the Income Fund reinvested the net sales proceeds in a restaurant property located in Miami, Florida, with certain of our affiliates as tenants-in-common. In connection therewith, the Income Fund and its affiliates entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to its applicable percentage interest. As of December 31, 1997, the Income Fund owned a 47.83% interest in this restaurant property.

   During the year ended December 31, 1997, the Income Fund loaned $196,980 to the former tenant of the Denny's restaurant property in Orlando, Florida. The Income Fund collected $127,843 of the amounts advanced and wrote off the balance of $69,137.

   Other sources and uses of capital included the following items during the years ended December 31, 1997, 1996 and 1995.

   None of the restaurant properties owned by the Income Fund or the joint ventures in which the Income Fund owns an interest is or may be encumbered. Subject to certain restrictions on borrowing, however, the Income Fund may borrow funds but will not encumber any of the restaurant properties in connection with any such borrowing. The Income Fund will not borrow for the purpose of returning capital to the Limited Partners. The Income Fund will not borrow under arrangements that would make the Limited Partners liable to creditors of the Income Fund. We further have represented that we will use our reasonable efforts to structure any borrowing so that it will not constitute "acquisition indebtedness" for federal income tax purposes and also will limit the Income Fund's outstanding indebtedness to three percent of the aggregate adjusted tax basis of its restaurant properties. Certain of our affiliates from time to time incur certain operating expenses on behalf of the Income Fund for which the Income Fund reimburses the affiliates without interest.

   Currently, cash reserves and rental income from the Income Fund restaurant properties are invested in money market accounts or other short-term highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to partners. At December 31, 1997, the Income Fund had $907,980 invested in such short-term investments as compared to $1,103,568 at December 31, 1996. The decrease in cash and cash equivalents during the year ended December 31, 1997, is partially the result of the Income Fund advancing and not recovering $69,137 from the former tenant of the Denny's restaurant property in Orlando, Florida, as described above. In addition, the decrease was also partially attributable to a decrease in rents paid in advance at December 31, 1997.

   During 1997, 1996 and 1995, certain of our affiliates incurred on behalf of the Income Fund $87,870, $97,819 and $94,875, respectively, for certain operating expenses. As of December 31, 1997 and 1996, the Income Fund owed $6,791 and $2,594, respectively, to related parties for such amounts, accounting and administrative services and management fees. As of February 28, 1998, the Income Fund had reimbursed the affiliates all such amounts. Other liabilities, including distributions payable, decreased to $863,243 at December 31, 1997, from $924,539 at December 31, 1996, partially as the result of a decrease in rents paid in advance and a decrease in accrued and escrowed real estate taxes payable at December 31, 1997.

   Based primarily on current and future anticipated cash from operations, the Income Fund declared distributions to the Limited Partners of $3,400,008 for each of the years ended December 31, 1997 and 1996 and $3,375,011 for the year ended December 31, 1995. This represents distributions of $0.85 per Unit for each of the years ended December 31, 1997 and 1996 and $0.84 per Unit for the year ended December 31, 1995. No amounts distributed or to be distributed to the Limited Partners for the years ended December 31, 1997, 1996 and 1995, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions.

   We believe that the restaurant properties are adequately covered by insurance. In addition, we have obtained contingent liability and property coverage for the Income Fund. This insurance is intended to reduce the Income Fund's exposure in the unlikely event a tenant's insurance policy lapses or is insufficient to cover a claim relating to the restaurant property.

   The Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimized the Fund's operating expenses. The general partners believe that the leases will continue to generate cash flow in excess of operating expenses.

   Due to low operating expenses and ongoing cash flow, we believe that the Income Fund has sufficient working capital reserves at this time. In addition, because all leases of the Income Fund's restaurant properties are on a triple-net basis, it is not anticipated that a permanent reserve for maintenance and repairs will be established at this time. To the extent, however, that the Income Fund has insufficient funds for such purposes, we will contribute to the Income Fund an aggregate amount of up to one percent of the offering proceeds for maintenance and repairs. We have the right to cause the Income Fund to maintain additional reserves if, in our discretion, we determine such reserves are required to meet the Income Fund's working capital needs.

Results of Operations

 Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997

   During the nine months ended September 30, 1997, the Income Fund owned and leased 43 wholly-owned restaurant properties (including one restaurant property in Orlando, Florida, which was sold in October 1997) and during the nine months ended September 30, 1998, the Income Fund owned and leased 42 wholly-owned restaurant properties to operators of fast-food and family-style restaurant chains. In connection therewith, during the nine months ended September 30, 1998 and 1997, the Income Fund earned $2,097,553 and $2,512,212, respectively, in rental income from operating leases (net of adjustments to accrued rental income) and earned income from direct financing leases for these restaurant properties, $761,025 and $824,586 of which was earned during the quarters ended September 30, 1998 and 1997, respectively. Rental and earned income decreased by approximately $100,100 and $101,400, respectively, during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, primarily due to the fact that in June 1998, Long John Silver's, Inc., the tenant of three restaurant properties, filed for bankruptcy and rejected the leases relating to these restaurant properties. As a result, during the nine months ended September 30, 1998, the Income Fund wrote off approximately $307,400 of accrued rental income (non-cash accounting adjustment relating to the straight-lining of future scheduled rent increases over the lease term in accordance with generally accepted accounting principles). In October 1998, the Income Fund re-leased one of these restaurant properties to a new tenant for which rent will commence in December 1998. We are currently seeking either new tenants or purchasers for the two remaining restaurant properties. The Income Fund will not recognize any rental and earned income from the two remaining restaurant properties until new tenants for these restaurant properties are located or until the restaurant properties are sold and the proceeds from such sales are reinvested in additional restaurant properties.

   During the nine months ended September 30, 1997, the Income Fund also owned and leased two restaurant properties indirectly through joint venture arrangements and two restaurant properties with certain of our affiliates as tenants-in-common. During the nine months ended September 30, 1998, the Income Fund owned and leased three restaurant properties as tenants-in-common with certain of our affiliates and two restaurant properties indirectly through joint venture arrangements. In connection therewith, during the nine months ended September 30, 1998 and 1997, the Income Fund earned $182,346 and $109,720, respectively, attributable to the net income earned by these joint ventures, $60,864 and $39,217 of which was earned during the quarters ended September 30, 1998 and 1997, respectively. The increase in net income earned by these joint ventures during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, is primarily attributable to the fact that in December 1997, the Income Fund reinvested the net sales proceeds it received from the sale, in October 1997, of the restaurant property in Orlando, Florida, in a restaurant property located in Miami, Florida, with certain of our affiliates as tenants-in-common.

   Operating expenses, including depreciation and amortization expense, were $559,506 and $596,044 for the nine months ended September 30, 1998 and 1997, respectively, of which $241,028 and $270,186 were incurred for the quarters ended September 30, 1998 and 1997, respectively. The decrease in operating expenses during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, is partially attributable to the fact that during the quarter and nine months ended September 30, 1997, the Income Fund recorded bad debt expense of approximately $54,800 for rental and other amounts, relating to the Denny's restaurant property in Orlando, Florida, due to financial difficulties the tenant was experiencing. The restaurant property was sold in October 1997, and in anticipation of the October sale, the Income Fund wrote off as bad debt expense approximately $69,100 of amounts previously advanced during the nine months ended September 30, 1997.

   The decrease in operating expenses during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, is partially offset by the fact that the Income Fund accrued insurance and real estate taxes as a result of Long John Silver's, Inc. filing for bankruptcy and rejecting the leases relating to three restaurant properties, in June 1998. The Income Fund will continue to incur certain expenses, such as real estate taxes, insurance, and maintenance relating to these restaurant properties until new tenants or purchasers are located. The Income Fund is currently seeking either new tenants or purchasers for these restaurant properties. In addition, the decrease in operating expenses during the quarter and nine months ended September 30, 1998, is partially offset by an increase in depreciation expense due to the fact that during the quarter and nine months ended September 30, 1998, the Income Fund reclassified the assets from direct financing leases to operating leases, in accordance with Statement of Financial Accounting Standards #13, "Accounting for Leases," which requires the Income Fund to record the reclassified leases at the lower of original cost, present fair value or present carrying value.

   During the quarter and nine months ended September 30, 1997, the Income Fund established an allowance for loss on land and net investment in the direct financing lease in the amount of $7,336 and $48,538, respectively, for financial reporting purposes for the restaurant property in Orlando, Florida. The total allowance for the restaurant property represented the difference between (i) the sum of the restaurant property's land carrying value and the carrying value of the net investment in the direct financing lease at September 30, 1997 and (ii) the net realizable value of $932,849 received as net sales proceeds received in conjunction with the sale of the restaurant property in October 1997.

 The Years Ended December 31, 1997, 1996 and 1995

   During 1995, the Income Fund owned and leased 45 wholly-owned restaurant properties (including one restaurant property in Houston, Texas, which was sold in April 1995), during 1996, the Income Fund owned and leased 44 wholly-owned restaurant properties (including one restaurant property in Richmond, Virginia, which was sold in November 1996) and during 1997, the Income Fund owned and leased 43 wholly-owned restaurant properties (including one restaurant property in Orlando, Florida, which was sold in October 1997). During 1997, 1996 and 1995, the Income Fund was a co-venturer in two separate joint ventures that each owned and leased one restaurant property. In addition, during 1995 and 1996, the Income Fund owned and leased one restaurant property, and during 1997, owned and leased three restaurant properties, with certain of our affiliates as tenants-in-common. As of December 31, 1997, the Income Fund owned, either directly, as tenants-in-common with affiliates or through joint venture arrangements, 47 restaurant properties which are subject to long-term, triple-net leases. The leases of the restaurant properties provide for minimum base annual rental amounts (payable in monthly installments) ranging from approximately $27,400 to $191,900. A majority of the leases provide for percentage rent based on sales in excess of a specified amount. In addition, the majority of the leases provide that, commencing in specified lease years, the annual base rent required under the terms of the lease will increase.

   During the years ended December 31, 1997, 1996 and 1995, the Income Fund earned $3,347,609, $3,376,286 and $3,509,773, respectively, in rental income from operating leases and earned income from direct financing leases from restaurant properties wholly-owned by the Income Fund. The decrease in rental and earned income during 1997, as compared to 1996, was partially attributable to a decrease of approximately $116,200 as a result of the fact that in February 1997, the Income Fund discontinued charging rent to the former tenant of the Denny's restaurant property in Orlando, Florida, as a result of the former tenant vacating the restaurant property. The decrease in rental and earned income during 1997, as compared to 1996, was partially offset by, and the decrease during 1996, as compared to 1995, was partially attributable to the fact that the Income Fund established an allowance for doubtful accounts of approximately $15,300, $85,400 and $38,000 during 1997, 1996 and 1995, respectively, for past due rental amounts relating to the Denny's restaurant property in Orlando, Florida, due to financial difficulties the tenant was experiencing. The decrease during 1997, as compared to 1996, was also offset by, and the decrease during 1996, as compared to 1995, was also attributable to the fact that during 1996, the Income Fund established an allowance for doubtful accounts of approximately $72,700 for accrued rental income amounts previously recorded (due to the fact that future scheduled rent increases are recognized on a straight-line basis over the term of the lease in accordance with generally accepted accounting principles). The Income Fund sold this restaurant property in October 1997, and reinvested the net sales proceeds in a restaurant property in Miami, Florida, as tenants-in-common, with certain of our affiliates, as described above in "Liquidity and Capital Resources."

   In addition, the decrease in rental and earned income for the years ended 1997 and 1996, each as compared to the previous year, is partially attributable to a decrease of approximately $46,200 and $5,600, respectively, due to the fact that the Income Fund sold its restaurant property in Richmond, Virginia, in November 1996. The Income Fund reinvested the net sales proceeds in a restaurant property located in Akron, Ohio, as tenants-in-common, with one of our affiliates, as described above in "Liquidity and Capital Resources."

   For the years ended December 31, 1997, 1996 and 1995, the Income Fund also earned $287,751, $299,495 and $293,749, respectively, in contingent rental income. The decrease in contingent rental income during 1997, as compared to 1996, is primarily the result of the Income Fund adjusting estimated contingent rental amounts accrued at December 31, 1996, to actual amounts during the year ended December 31, 1997. The increase in contingent rental income during 1996 as compared to 1995, is primarily the result of increases in gross sales relating to certain restaurant properties during 1996.

   In addition, for the years ended December 31, 1997, 1996 and 1995, the Income Fund earned $150,417, $60,654 and $98,520, respectively, attributable to net income earned by joint ventures in which the Income Fund is a co-venturer. The increase in net income earned by joint ventures during 1997, as compared to 1996 is primarily attributable to the fact that in January 1997, the Income Fund reinvested the net sales proceeds from the sale of the restaurant property in Richmond, Virginia, in a restaurant property in Akron, Ohio, with one of our affiliates, as tenants-in-common as described above in "Liquidity and Capital Resources." The increase was also attributable to the fact that in December 1997, the Income Fund reinvested the net sales proceeds from the sale of the restaurant property in Orlando, Florida, in a restaurant property in Miami, Florida, with certain of our affiliates, as tenants-in-common as described above in "Liquidity and Capital Resources." The decrease in net income earned by joint ventures during 1996, as compared to 1995, is primarily a result of the former tenant defaulting under the terms of the lease agreement of the Kenny Rogers' Roasters restaurant property owned with an affiliate as tenants-in-common during 1996. The Income Fund entered into a new lease for this restaurant property with a new tenant to operate the restaurant property as an Arby's restaurant. Rent commenced in December 1996, upon completion of the renovations.

   During at least one of the years ended December 31, 1997, 1996 and 1995, five of the Income Fund's lessees (or group of affiliated lessees), Flagstar Corporation, Long John Silver's, Inc., Golden Corral Corporation, Foodmaker, Inc. and Checkers Drive-In Restaurants, Inc. each contributed more than 10% of the Income Fund's total rental income (including the Income Fund's share of rental income from two restaurant properties owned by joint ventures and three restaurant properties owned with affiliates as tenants-in-common). As of December 31, 1997, Flagstar Corporation was the lessee under leases relating to 12 restaurants, Long John Silver's, Inc. was the lessee under leases relating to eight restaurants, Golden Corral Corporation was the lessee under leases relating to three restaurants, Foodmaker, Inc. was the lessee under leases relating to five restaurants and Checkers was the lessee under leases relating to eight restaurants. It is anticipated that based on the minimum rental payments required by the leases, Flagstar Corporation, Long John Silver's, Inc., Golden Corral Corporation and Foodmaker, Inc. each will continue to contribute more than 10% of the Income Fund's total rental income during 1998 and subsequent years. In addition, during at least one of the years ended December 31, 1997, 1996 and 1995, five restaurant chains, Long John Silver's, Hardee's, Golden Corral, Jack in the Box and Burger King, each accounted for more than 10% of the Income Fund's total rental income (including the Income Fund's share of rental income from two restaurant properties owned by joint ventures and three restaurant properties owned with affiliates as tenants-in-common). In subsequent years, it is anticipated that these five restaurant chains, each will continue to account for more than 10% of the total rental income to which the Income Fund is entitled under the terms of its leases. Any failure of these lessees or restaurant chains could materially affect the Income Fund's income.

   Operating expenses, including depreciation and amortization expense, were $748,305, $646,794 and $608,140 for the years ended December 31, 1997, 1996 and
1995, respectively. The increase in operating expenses during 1997, as compared to 1996, is primarily the result of the fact that the Income Fund recorded bad debt expense of approximately $54,000 for rental amounts due from the former tenant of the Denny's restaurant property in Orlando, Florida, as a result of the Income Fund ceasing collection efforts on rental amounts not collected from the tenant as of the time of the sale of the restaurant property in October 1997, as described above in "Liquidity and Capital Resources." Operating expenses also increased as a result of the fact that the Income Fund recorded bad debt expense of approximately $69,100 relating to the advances made to the former tenant of the Denny's restaurant property in Orlando, Florida, that were not recovered from the former tenant, as described above in "Liquidity and Capital Resources." The increase in operating expenses during 1997 is partially offset by, and the increase during 1996 is partially attributable to, the fact that during 1996, the Income Fund recorded real estate tax expense relating to this restaurant property of approximately $10,700. No such real estate tax expense was recorded by the Income Fund during 1995 or 1997, due to the fact that real estate taxes amounts were paid by the tenant and the purchaser of the restaurant property, respectively, for each of these years.

   The increase in operating expenses during 1996, as compared to 1995, is also partially the result of an increase in accounting and administrative expenses associated with operating the Income Fund and its restaurant properties and an increase in insurance expense as a result of our obtaining contingent liability and property coverage for the Income Fund beginning in May 1995.

   As a result of the sale of the restaurant property in Orlando, Florida, as described above in "Liquidity and Capital Resources," the Income Fund recognized a loss for financial reporting purposes of $48,538 for the year ended December 31, 1997. In addition, as a result of the sale of the restaurant property in Richmond, Virginia, as described above in "Liquidity and Capital Resources," the Income Fund recognized a gain of $82,855 for financial reporting purposes for the year ended December 31, 1996. In addition, as a result of the sale of the restaurant property in Houston, Texas, as described above in "Liquidity and Capital Resources," the Income Fund recognized a loss for financial reporting purposes of $29,560 for the year ended December 31, 1995. The loss was primarily due to acquisition fees and miscellaneous acquisition expenses the Income Fund had allocated to this restaurant property and due to accrued rental income relating to future scheduled rent increases that the Income Fund had recorded and reversed at the time of sale.

General

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Period." Adoption of this consensus did not have a material effect on the Income Fund's financial position or results of operations.

   The Income Fund's leases as of September 30, 1998, are triple-net leases and contain provisions that we believe mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain restaurant sales above a specified level and/or automatic increases in based rent at specified times during the term of the lease. Management expects that increases in restaurant sales volumes due to inflation and real sales growth should result in an increase in rental income over time. Continued inflation also may cause capital appreciation of the Income Fund's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.

   The Year 2000 problem is the result of information technology systems and embedded systems (products which are made with microprocessor (computer) chips such as HVAC systems, physical security systems and elevators) using a two-digit format, as opposed to four digits, to indicate the year. Such information technology and embedded systems may be unable to properly recognize and process date-sensitive information beginning January 1, 2000.

   The Income Fund does not have any information technology systems. Certain of our affiliates provide all services requiring the use of information technology systems pursuant to a management agreement with the Income Fund. The maintenance of embedded systems, if any, at the Income Fund's properties is the responsibility of the tenants of the properties in accordance with the terms of the Income Fund's leases. We and our affiliates have established a team dedicated to reviewing the internal information technology systems used in the operation of the Income Fund, and the information technology and embedded systems and the Year 2000 compliance plans of the Income Fund's tenants, significant suppliers, financial institutions and transfer agent.

   The information technology infrastructure of the certain of our affiliates consists of a network of personal computers and servers that were obtained from major suppliers. The affiliates utilize various administrative and financial software applications on that infrastructure to perform the business functions of the Income Fund. Our inability and that of our affiliates to identify and timely correct material Year 2000 deficiencies in the software and/or infrastructure could result in an interruption in, or failure of, certain of the Income Fund's business activities or operations. Accordingly, we and our affiliates have requested and are evaluating documentation from the suppliers of the affiliates regarding the Year 2000 compliance of their products that are used in the business activities or operations of the Income Fund. The costs expected to be incurred by us and our affiliates to become Year 2000 compliant will be incurred by us and our affiliates; therefore, these costs will have no impact on the Income Fund's financial position or results of operations.

   The Income Fund has material third party relationships with its tenants, financial institutions and transfer agent. The Income Fund depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. If any of these third parties are unable to meet their obligations to the Income Fund because of the Year 2000 deficiencies, such a failure may have a material impact on the Income Fund. Accordingly, we have requested and are evaluating documentation from the Income Fund's tenants, financial institutions, and transfer agent relating to their Year 2000 compliance plans. At this time, we have not yet received sufficient certifications to be assured that the tenants, financial institutions, and transfer agent have fully considered and mitigated any potential material impact of the Year 2000 deficiencies. Therefore, we do not, at this time, know of the potential costs to the Income Fund of any adverse impact or effect of any Year 2000 deficiencies by these third parties.

   We currently expect that all Year 2000 compliance testing and any necessary remedial measures on the information technology systems used in the business activities and operations of the Income Fund will be completed prior to June 30, 1999. Based on the progress we and our affiliates have made in identifying and addressing the Income Fund's Year 2000 issues and the plan and timeline to complete the compliance program, we do not foresee significant risks associated with the Income Fund's Year 2000 compliance at this time. Because we and our affiliates are still evaluating the status of the systems used in business activities and operations of the Income Fund and the systems of the third parties with which the Income Fund conducts its business, we have not yet developed a comprehensive contingency plan and are unable to identify "the most reasonably likely worst case scenario" at this time. As we identify significant risks related to the Income Fund's Year 2000 compliance or if the Income Fund's Year 2000 compliance program's progress deviates substantially from the anticipated timeline, we will develop appropriate contingency plans.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Condensed Balance Sheets as of September 30, 1998 and December 31, 1997...   F-1
Condensed Statements of Income for the Quarters and Nine Months Ended
 September 30, 1998 and 1997..............................................   F-2
Condensed Statements of Partner's Capital for the Nine Months Ended
 September 30, 1998 and for the Year Ended December 31, 1997..............   F-3
Condensed Statements of Cash Flows for the Nine Months Ended September 30,
 1998 and 1997............................................................   F-4
Notes to Condensed Financial Statements for the Quarters and Nine Months
 Ended September 30, 1998 and 1997........................................   F-5
Report of Independent Accountants.........................................   F-6
Balance Sheets as of December 31, 1997 and 1996...........................   F-7
Statements of Income for the Years Ended December 31, 1997, 1996 and 1995.   F-8
Statements of Partner's Capital for the Years Ended December 31, 1997,
 1996 and 1995............................................................   F-9
Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 1995.....................................................................  F-10
Notes to Financial Statements for the Years Ended December 31, 1997, 1996
 and 1995.................................................................  F-11
Unaudited Pro Forma Financial Information.................................  F-19
Unaudited Pro Forma Balance Sheet as of September 30, 1998................  F-20
Unaudited Pro Forma Income Statement for the Nine Months Ended September
 30, 1998.................................................................  F-21
Unaudited Pro Forma Income Statement for the Year Ended December 31, 1997.  F-22
Notes and Management's Assumptions to Unaudited Pro Forma Financial
 Statements...............................................................  F-23

                           CNL INCOME FUND XIII, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                           September   December
                                                           30, 1998    31, 1997
                         ASSETS                           ----------- -----------
Land and buildings on operating leases, less accumulated
 depreciation of $2,008,739 and $1,697,320..............  $23,965,359 $22,788,618
Net investment in direct financing leases...............    6,359,594   7,910,470
Investment in joint ventures............................    2,453,391   2,457,810
Cash and cash equivalents...............................      817,721     907,980
Receivables, less allowance for doubtful accounts of
 $25,192 in 1998........................................       19,822      23,946
Prepaid expenses........................................       12,251      10,368
Organization costs, less accumulated amortization of
 $10,000 and $9,422.....................................          --          578
Accrued rental income...................................    1,364,156   1,423,820
                                                          ----------- -----------
                                                          $34,992,294 $35,523,590
                                                          =========== ===========
           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable........................................  $     7,516 $     7,671
Accrued real estate taxes payable.......................       45,195         --
Distributions payable...................................      850,002     850,002
Due to related parties..................................        5,483       6,791
Rents paid in advance...................................        5,571       5,570
                                                          ----------- -----------
    Total liabilities...................................      913,767     870,034
Partners' capital.......................................   34,078,527  34,653,556
                                                          ----------- -----------
                                                          $34,992,294 $35,523,590
                                                          =========== ===========



                See accompanying notes to financial statements.

                           CNL INCOME FUND XIII, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                     Quarter Ended       Nine Months Ended
                                     September 30,         September 30,
                                  -------------------  ----------------------
                                    1998      1997        1998        1997
                                  --------- ---------  ----------  ----------
Revenues:
  Rental income from operating
   leases........................ $ 583,183 $ 645,571  $1,815,609  $1,855,547
  Adjustments to accrued rental
   income........................     3,713       --     (307,405)        --
  Earned income from direct
   financing leases..............   174,129   179,015     589,349     656,665
  Contingent rental income.......    72,309    89,378     213,317     195,164
  Interest and other income......     8,081    17,913      41,267      39,198
                                  --------- ---------  ----------  ----------
                                    841,415   931,877   2,352,137   2,746,574
                                  --------- ---------  ----------  ----------
Expenses:
  General operating and
   Administrative................    44,235    35,046     114,819     116,069
  Professional services..........     5,089     4,520      19,724      16,533
  Bad debt expense...............       --    123,862         --      123,862
  Management fees to related
   parties.......................     8,472     8,340      26,246      25,596
  Real estate taxes..............    67,472       --       70,360         --
  State and other taxes..........       --        --       16,184      18,301
  Depreciation and amortization..   115,760    98,418     312,173     295,683
                                  --------- ---------  ----------  ----------
                                    241,028   270,186     559,506     596,044
                                  --------- ---------  ----------  ----------
Income Before Equity in Earnings
 of Joint Ventures and Provision
 for Loss on Land and Net
 Investment in Direct Financing
 Lease...........................   600,387   661,691   1,792,631   2,150,530
Equity in Earnings of Joint
 Ventures........................    60,864    39,217     182,346     109,720
Provision for Loss on Land and
 Net Investment in Direct
 Financing Lease.................       --     (7,336)        --      (48,538)
                                  --------- ---------  ----------  ----------
Net Income....................... $ 661,251 $ 693,572  $1,974,977  $2,211,712
                                  ========= =========  ==========  ==========
Allocation of Net Income:
  General partners............... $   6,613 $   6,977  $   19,750  $   22,443
  Limited partners...............   654,638   686,595   1,955,227   2,189,269
                                  --------- ---------  ----------  ----------
                                  $ 661,251 $ 693,572  $1,974,977  $2,211,712
                                  ========= =========  ==========  ==========
Net Income Per Limited Partner
 Unit............................ $    0.16 $    0.17  $    0 .49  $     0.55
                                  ========= =========  ==========  ==========
Weighted Average Number of
 Limited Partner Units
 Outstanding..................... 4,000,000 4,000,000   4,000,000   4,000,000
                                  ========= =========  ==========  ==========

                See accompanying notes to financial statements.

                           CNL INCOME FUND XIII, LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                      Nine Months
                                                         Ended     Year Ended
                                                       September    December
                                                       30, 1998     31, 1997
                                                      -----------  -----------
General partners:
  Beginning balance.................................. $   137,207  $   106,517
  Net income.........................................      19,750       30,690
                                                      -----------  -----------
                                                          156,957      137,207
                                                      -----------  -----------
Limited partners:
  Beginning balance..................................  34,516,349   34,911,420
  Net income.........................................   1,955,227    3,004,937
  Distributions ($0.64 and $0.85 per limited partner
   unit, respectively)...............................  (2,550,006)  (3,400,008)
                                                      -----------  -----------
                                                       33,921,570   34,516,349
                                                      -----------  -----------
Total partners' capital.............................. $34,078,527  $34,653,556
                                                      ===========  ===========




                See accompanying notes to financial statements.

                           CNL INCOME FUND XIII, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                         Nine Months Ended
                                                           September 30,
                                                       ----------------------
                                                          1998        1997
                                                       ----------  ----------
Increase (Decrease) in Cash and Cash Equivalents:
  Net Cash Provided by Operating Activities........... $2,459,747  $2,511,698
                                                       ----------  ----------
  Cash Flows from Investing Activities:
    Investment in joint ventures......................        --     (550,000)
    Decrease in restricted cash.......................        --      550,000
    Loan to tenant....................................        --     (196,980)
                                                       ----------  ----------
      Net cash used in investing activities...........        --     (196,980)
                                                       ----------  ----------
  Cash Flows from Financing Activities:
    Distributions to limited partners................. (2,550,006) (2,550,006)
                                                       ----------  ----------
      Net cash used in financing
       activities..................................... (2,550,006) (2,550,006)
                                                       ----------  ----------
Net Decrease in Cash and Cash Equivalents.............    (90,259)   (235,288)
Cash and Cash Equivalents at Beginning of Period......    907,980   1,103,568
                                                       ----------  ----------
Cash and Cash Equivalents at End of
 Period............................................... $  817,721  $  868,280
                                                       ==========  ==========
Supplemental Schedule of Non-Cash Investing and
 Financing Activities
  Net investment in direct financing leases
   reclassified to land and buildings on
   operating leases as a result of lease
   termination........................................ $1,488,160  $      --
                                                       ==========  ==========
  Distributions declared and unpaid at end of
   period............................................. $  850,002  $  850,002
                                                       ==========  ==========



                See accompanying notes to financial statements.

                           CNL INCOME FUND XIII, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

           Quarters and Nine Months Ended September 30, 1998 and 1997

1. Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter and nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund XIII, Ltd. (the "Partnership") for the year ended December 31, 1997.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

2. Net Investment in Direct Financing Leases

   During the nine months ended September 30, 1998, three of the Partnership's leases with Long John Silver's, Inc. were rejected in connection with the tenant filing for bankruptcy. As a result, the Partnership reclassified these assets from net investment in direct financing leases to land and buildings on operating leases. In accordance with Statement of Financial Accounting Standards #13, "Accounting for Leases," the Partnership recorded the reclassified assets at the lower of original cost, present fair value, or present carrying value. No loss on termination of direct financing leases was recorded for financial reporting purposes.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners
CNL Income Fund XIII, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund XIII, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund XIII, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
January 21, 1998

                           CNL INCOME FUND XIII, LTD.
                        (A Florida Limited Partnership)

                                 BALANCE SHEETS

                                                             December 31,
                                                        -----------------------
                                                           1997        1996
                                                        ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation.............................. $22,788,618 $23,612,639
Net investment in direct financing leases..............   7,910,470   8,543,916
Investment in joint ventures...........................   2,457,810     976,531
Cash and cash equivalents..............................     907,980   1,103,568
Restricted cash........................................         --      550,770
Receivables, less allowance for doubtful accounts of
 $150,734 in 1996......................................      23,946     100,955
Prepaid expenses.......................................      10,368       9,143
Organization costs, less accumulated amortization of
 $9,422 and $7,422.....................................         578       2,578
Accrued rental income, less allowance for doubtful
 accounts of $72,734 in 1996...........................   1,423,820   1,044,970
                                                        ----------- -----------
                                                        $35,523,590 $35,945,070
                                                        =========== ===========
           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................... $     7,671 $     6,340
Accrued and escrowed real estate taxes payable.........         --       14,092
Distributions payable..................................     850,002     850,002
Due to related parties.................................       6,791       2,594
Rents paid in advance..................................       5,570      54,105
                                                        ----------- -----------
Total liabilities......................................     870,034     927,133
Partners' capital......................................  34,653,556  35,017,937
                                                        ----------- -----------
                                                        $35,523,590 $35,945,070
                                                        =========== ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND XIII, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                 Year Ended December 31,
                                             ---------------------------------
                                                1997        1996       1995
                                             ----------  ---------- ----------
Revenues:
  Rental income from operating leases....... $2,371,062  $2,477,156 $2,566,579
  Earned income from direct financing
   leases...................................    976,547     899,130    943,194
  Contingent rental income..................    287,751     299,495    293,749
  Interest and other income.................     46,693      59,319     54,832
                                             ----------  ---------- ----------
                                              3,682,053   3,735,100  3,858,354
                                             ----------  ---------- ----------
Expenses:
  General operating and administrative......    152,918     156,466    130,501
  Bad debt expense..........................    123,071         --         --
  Professional services.....................     25,595      33,746     27,703
  Management fees to related parties........     34,321      35,675     36,031
  Real estate taxes.........................        --       10,680        --
  State and other taxes.....................     18,301      16,793     20,470
  Depreciation and amortization.............    394,099     393,434    393,435
                                             ----------  ---------- ----------
                                                748,305     646,794    608,140
                                             ----------  ---------- ----------
Income Before Equity in Earnings of Joint
 Ventures, Gain (Loss) on Sale of Land......  2,933,748   3,088,306  3,250,214
Equity in Earnings of Joint Ventures........    150,417      60,654     98,520
Gain (Loss) on Sale of Land and Building....    (48,538)     82,855    (29,560)
                                             ----------  ---------- ----------
Net Income.................................. $3,035,627  $3,231,815 $3,319,174
                                             ==========  ========== ==========
Allocation of Net Income:
  General partners.......................... $   30,690  $   31,490 $   33,432
  Limited partners..........................  3,004,937   3,200,325  3,285,742
                                             ----------  ---------- ----------
                                             $3,035,627  $3,231,815 $3,319,174
                                             ==========  ========== ==========
Net Income Per Limited Partner Unit......... $     0.75  $     0.80 $     0.82
                                             ==========  ========== ==========
Weighted Average Number of Limited Partner
 Units Outstanding..........................  4,000,000   4,000,000  4,000,000
                                             ==========  ========== ==========


                See accompanying notes to financial statements.

                           CNL INCOME FUND XIII, LTD.
                        (A Florida Limited Partnership)

                        STATEMENTS OF PARTNERS' CAPITAL
                  Years Ended December 31, 1997, 1996 and 1995

                         General Partners                 Limited Partners
                         ---------------- --------------------------------------------------
                                 Accumu-                               Accumu-
                         Contri-  lated     Contri-                     lated    Syndication
                         butions Earnings   butions   Distributions   Earnings      Costs        Total
                         ------- -------- ----------- -------------  ----------- -----------  -----------
Balance, December 31,
 1994................... $1,000  $ 40,595 $40,000,000 $ (4,153,373)  $ 4,018,914 $(4,665,169) $35,241,967
  Distribution to
   limited partners
   ($0.84 per limited
   partner unit)........    --        --          --    (3,375,011)          --          --    (3,375,011)
  Net income............    --     33,432         --           --      3,285,742         --     3,319,174
                         ------  -------- ----------- ------------   ----------- -----------  -----------
Balance, December 31,
 1995...................  1,000    74,027  40,000,000   (7,528,384)    7,304,656  (4,665,169)  35,186,130
  Distribution to
   limited partners
   ($0.85 per limited
   partner unit)........    --        --          --    (3,400,008)          --          --    (3,400,008)
  Net income............    --     31,490         --           --      3,200,325         --     3,231,815
                         ------  -------- ----------- ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................  1,000   105,517  40,000,000  (10,928,392)   10,504,981  (4,665,169)  35,017,937
  Distribution to
   limited partners
   ($0.85 per limited
   partner unit)........    --        --          --    (3,400,008)          --          --    (3,400,008)
  Net income............    --     30,690         --           --      3,004,937         --     3,035,627
                         ------  -------- ----------- ------------   ----------- -----------  -----------
Balance, December 31,
 1997................... $1,000  $136,207 $40,000,000 $(14,328,400)  $13,509,918 $(4,665,169) $34,653,556
                         ======  ======== =========== ============   =========== ===========  ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND XIII, LTD.
                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1997         1996         1995
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
Cash Flows From Operating Activities:
  Cash received from tenants............  $ 3,329,633  $ 3,476,985  $ 3,453,186
  Distributions from joint ventures.....      151,322       93,700       88,793
  Cash paid for expenses................     (236,793)    (251,454)    (214,011)
  Interest received.....................       29,395       48,350       51,410
                                          -----------  -----------  -----------
    Net cash provided by operating
     activities.........................    3,273,557    3,367,581    3,379,378
                                          -----------  -----------  -----------
Cash Flows From Investing Activities:
  Additions to land and buildings on
   operating leases.....................          --           --      (336,116)
  Proceeds from sale of land and
   building.............................      932,849      550,000      286,411
  Advances to tenant....................     (196,980)         --           --
  Repayment of advances.................      127,843          --           --
  Investment in joint ventures..........   (1,482,849)         --      (140,052)
  Decrease (increase) in restricted
   cash.................................      550,000     (550,000)          --
  Other.................................          --           --           954
                                          -----------  -----------  -----------
    Net cash used in investing
     activities.........................      (69,137)         --      (188,803)
                                          -----------  -----------  -----------
Cash Flows From Financing Activities:
  Reimbursement of acquisition costs
   paid by related parties on behalf of
   the Partnership......................          --           --        (3,074)
  Distributions to limited partners.....   (3,400,008)  (3,400,008)  (3,350,014)
                                          -----------  -----------  -----------
    Net cash used in financing
     activities.........................   (3,400,008)  (3,400,008)  (3,353,088)
                                          -----------  -----------  -----------
Net Decrease in Cash and Cash
 Equivalents............................     (195,588)     (32,427)    (162,513)
Cash and Cash Equivalents at Beginning
 of Year................................    1,103,568    1,135,995    1,298,508
                                          -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year...................................  $   907,980  $ 1,103,568  $ 1,135,995
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
  Net income............................  $ 3,035,627  $ 3,231,815  $ 3,319,174
                                          -----------  -----------  -----------
  Adjustments to reconcile net income to
   net cash provided by operating
   activities:
    Depreciation........................      391,434      391,434      391,435
    Amortization........................        2,665        2,000        2,000
    Equity in earnings of joint
     ventures, net of distributions.....          905       33,046       (9,727)
    Loss (gain) on sale of land and
     building...........................       48,538      (82,855)      29,560
    Decrease (increase) in receivables..       77,779      (28,034)      (3,833)
    Decrease in net investment in direct
     financing leases...................       84,646       80,214       71,410
    Increase in prepaid expenses........       (1,225)      (5,005)      (4,138)
    Increase in accrued rental income...     (378,850)    (313,540)    (371,167)
    Increase (decrease) in accounts
     payable and accrued expenses.......      (12,761)      12,137          922
    Increase (decrease) in due to
     related parties....................        4,197       (4,773)       6,213
    Increase (decrease) in rents paid in
     advance............................      (48,535)      51,142      (52,471)
                                          -----------  -----------  -----------
      Total adjustments.................      168,793      135,766       60,204
                                          -----------  -----------  -----------
Net Cash Provided by Operating
 Activities.............................  $ 3,204,420  $ 3,367,581  $ 3,379,378
                                          ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Financing Activities:
  Distributions declared and unpaid at
   December 31..........................  $   850,002  $   850,002  $   850,002
                                          ===========  ===========  ===========

                See accompanying notes to financial statements.

                           CNL INCOME FUND XIII, LTD.
                        (A Florida Limited Partnership)

                         NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1997, 1996 and 1995

1. Significant Accounting Policies

   Organization and Nature of Business--CNL Income Fund XIII, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note 4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs. If an impairment is indicated, the assets are adjusted to their fair value.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables and accrued rental income, and to decrease rental or other income for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

                           CNL INCOME FUND XIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


   Investment in Joint Ventures--The Partnership accounts for its interest in Attalla Joint Venture and Salem Joint Venture, and a property in Arvada, Colorado, a property in Akron, Ohio, and a property in Miami, Florida, for which each property is held as tenants-in-common with affiliates, using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Organization Costs--Organization costs are amortized over five years using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases

   The Partnership leases its land or land and buildings to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases are classified as operating leases and some of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portions of the majority of these leases are operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to five successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

                           CNL INCOME FUND XIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


3. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1997         1996
                                                       -----------  -----------
      Land............................................ $12,742,897  $13,175,484
      Buildings.......................................  11,743,041   11,743,041
                                                       -----------  -----------
                                                        24,485,938   24,918,525
      Less accumulated depreciation...................  (1,697,320)  (1,305,886)
                                                       -----------  -----------
                                                       $22,788,618  $23,612,639
                                                       ===========  ===========

   In November 1996, the Partnership sold its property in Richmond, Virginia, to the tenant and received sales proceeds of $550,000, resulting in a gain of $82,855 for financial reporting purposes. This property was originally acquired by the Partnership in March 1994, and had a cost of approximately $415,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $134,600 in excess of its original purchase price. In January 1997, the Partnership reinvested the net sales proceeds in a property in Akron, Ohio, as tenants-in-common, with affiliates of the general partners (see Note 5).

   In October 1997, the Partnership sold its property in Orlando, Florida, to a third party for $953,371 and received net sales proceeds of $932,849, resulting in a loss of $48,538 for financial reporting purposes. In December 1997, the Partnership reinvested the net sales proceeds in a property located in Miami, Florida, as tenants-in-common, with affiliates of the general partners (see
Note 5).

   Generally, the leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997, 1996 and 1995, the Partnership recognized $378,850, $313,541 and $371,167, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1997:

      1998.......................................................... $ 2,136,766
      1999..........................................................   2,274,706
      2000..........................................................   2,265,811
      2001..........................................................   2,277,006
      2002..........................................................   2,307,013
      Thereafter....................................................  24,312,111
                                                                     -----------
                                                                     $35,573,413
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

                           CNL INCOME FUND XIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


4. Net Investment in Direct Financing Leases

   The following lists the components of the net investment in direct financing leases at December 31:

                                                         1997          1996
                                                     ------------  ------------
      Minimum lease payments receivable............. $ 15,747,868  $ 18,116,667
      Estimated residual values.....................    2,582,058     2,723,067
      Less unearned income..........................  (10,419,456)  (12,295,818)
                                                     ------------  ------------
      Net investment in direct financing leases..... $  7,910,470  $  8,543,916
                                                     ============  ============

   In October 1997, the Partnership sold its property in Orlando, Florida, for which the building portion had been classified as a direct financing lease. In connection therewith, the gross investment (minimum lease payment receivable and estimated residual value) and unearned income relating to this property were removed from the accounts and the loss from the sale relating to the land portion of the property and the net investment in direct financing lease was reflected in income (Note 3).

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1997:

      1998.......................................................... $   958,686
      1999..........................................................     964,106
      2000..........................................................     964,106
      2001..........................................................     976,846
      2002..........................................................     994,681
      Thereafter....................................................  10,889,443
                                                                     -----------
                                                                     $15,747,868
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

5. Investment in Joint Ventures

   The Partnership has a 50 percent and a 27.8% interest in the profits and losses of Attalla Joint Venture and Salem Joint Venture, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

   The Partnership also owns a property in Arvada, Colorado, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate. As of December 31, 1997, the Partnership owned a 66.13% interest in this property.

   In January 1997, the Partnership used the net sales proceeds from the 1996 sale of the property in Richmond, Virginia, to acquire a property in Akron, Ohio, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1997, the Partnership owned a 63.03% interest in this property.

   In addition, in December 1997, the Partnership acquired a property in Miami, Florida, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property

                           CNL INCOME FUND XIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1997, the Partnership owned a 47.83% interest in this property.

   Attalla Joint Venture and Salem Joint Venture and the Partnership and affiliates, as tenants-in-common in three separate tenancy-in-common arrangements, each own and lease one property to an operator of national fast-food or family-style restaurants. The following presents the combined, condensed financial information for the joint ventures and the properties held as tenants-in-common with affiliates at December 31:

                                                            1997       1996
                                                         ---------- ----------
      Land and buildings on operating leases, less
       accumulated depreciation......................... $4,256,861 $1,482,503
      Net investment in direct financing leases.........    364,479    367,661
      Cash..............................................     18,729     21,173
      Receivables.......................................        --       6,412
      Prepaid expenses..................................        380        255
      Accrued rental income.............................    106,653     51,745
      Liabilities.......................................     15,653     28,121
      Partners' capital.................................  4,731,449  1,901,628
      Revenues..........................................    347,971    216,960
      Net income........................................    285,922    145,851

   The Partnership recognized income totalling $150,417, $60,654 and $98,520 for the years ended December 31, 1997, 1996 and 1995, respectively, from these joint ventures and the properties held as tenants-in-common with affiliates.

6. Restricted Cash

   In 1996, the sales proceeds of $550,000 from the sale of the property in Richmond, Virginia, plus accrued interest of $770, were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional property. In January 1997, the funds were released from escrow and the Partnership acquired a 63.03% interest in a Burger King property in Akron, Ohio, as tenants-in-common with an affiliate of the general partners (Note 5).

7. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their invested capital contributions (the "Limited Partners' 10% Return").

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their Limited Partners' 10% Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and

                           CNL INCOME FUND XIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

five percent to the general partners. Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds will be distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During each of the years ended December 31, 1997 and 1996, the Partnership declared distributions to the limited partners of $3,400,008 and during the year ended December 31, 1995, the Partnership declared distributions to the limited partners of $3,375,011. No distributions have been made to the general partners to date.

8. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1997        1996        1995
                                             ----------  ----------  ----------
   Net income for financial reporting
    purposes...............................  $3,035,627  $3,231,815  $3,319,174
   Depreciation for tax reporting purposes
    in excess of depreciation for financial
    reporting purposes.....................    (100,696)   (103,634)   (103,634)
   Direct financing leases recorded as
    operating leases for tax reporting
    purposes...............................      84,646      80,214      71,410
   Equity in earnings of joint ventures for
    tax reporting purposes in excess of
    (less than) equity in earnings of joint
    ventures for financial reporting
    purposes...............................     (19,727)      6,819     (17,195)
   Loss (gain) on sale of property deferred
    for tax reporting purposes.............         --      (82,855)     29,560
   Loss on sale of property for financial
    reporting purposes in excess of loss
    for tax reporting purposes.............      38,823         --          --
   Allowance for doubtful accounts.........    (150,734)    102,198      45,182
   Accrued rental income...................    (378,850)   (313,540)   (371,167)
   Rents paid in advance...................     (48,535)     51,142     (52,471)
                                             ----------  ----------  ----------
   Net income for federal income tax
    purposes...............................  $2,460,554  $2,972,159  $2,920,859
                                             ==========  ==========  ==========

9. Related Party Transactions

   One of the individual partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the parent company of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, served as president of CNL Fund Advisors, Inc. through October 1997. CNL Income Fund Advisors, Inc. was a wholly owned subsidiary of CNL Group, Inc. until its merger, effective January 1, 1996, with CNL Fund Advisors, Inc. During the years ended December 31, 1997, 1996 and 1995, CNL Income Fund Advisors, Inc. and CNL Fund Advisors, Inc. (hereinafter referred to collectively as the "Affiliates") each performed certain services for the Partnership, as described below.

   During the years ended December 31, 1997, 1996 and 1995, certain Affiliates acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay Affiliates a management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures and the property held as tenants-in-common with an affiliate. The management fee, which will not

                           CNL INCOME FUND XIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of the Affiliates. All or any portion of the management fee not taken as to any fiscal year shall be deferred without interest and may be taken in such other fiscal year as the Affiliates shall determine. The Partnership incurred management fees of $34,321, $35,675 and $36,031 for the years ended December 31, 1997, 1996 and 1995, respectively.

   Certain Affiliates are also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliates provide a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1997, 1996 and 1995, Affiliates provided accounting and administrative services to the Partnership on a day-to-day basis. For the years ended December 31, 1997, 1996 and 1995, the expenses incurred for these services were $87,322, $91,272 and $67,052, respectively.

   The due to related parties at December 31, 1997 and 1996, totalled $6,791 and $2,594, respectively.

   During 1997, the Partnership and an affiliate of the general partners acquired a property in Akron, Ohio, as tenants-in-common for a purchase price of $872,625 (of which the Partnership contributed $550,000 or 63.03%) from CNL BB Corp., also an affiliate of the general partners. CNL BB Corp. had purchased and temporarily held title to this property in order to facilitate the acquisition of the property by the Partnership and the affiliate, as tenants-in-common. The purchase price paid by the Partnership and the affiliate represented the costs incurred by CNL BB Corp. to acquire and carry the property, including closing costs.

10. Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures and the properties held as tenants-in-common with affiliates) for at least one of the years ended December 31:

                                                       1997     1996     1995
                                                     -------- -------- --------
      Long John Silver's, Inc....................... $759,064 $764,565 $774,281
      Flagstar Enterprises, Inc. and Quincy's
       Restaurants, Inc.............................  744,199  765,109  785,570
      Golden Corral Corporation.....................  536,886  539,568  533,668
      Foodmaker, Inc................................  450,816  450,393  450,724
      Checkers Drive-In Restaurants, Inc............  366,187  412,422  416,746

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including

                           CNL INCOME FUND XIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Concluded)

the Partnership's share of total rental and earned income from joint ventures and the properties held as tenants-in-common with affiliates) for at least one of the years ended December 31:

                                                        1997     1996     1995
                                                      -------- -------- --------
      Long John Silver's............................. $759,064 $764,565 $774,281
      Hardee's.......................................  649,762  670,249  690,324
      Golden Corral Family Steakhouse Restaurants....  536,886  539,568  533,668
      Burger King....................................  484,111  431,280  419,740
      Jack in the Box................................  450,816  450,393  450,724
      Checkers Drive-In Restaurants..................  366,187  412,422  416,746

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to the Company gives effect to the Acquisition, and is based on estimates and assumptions set for the below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company, the historical combined financial information of CNL Income Fund XIII, Ltd., (the "CNL Income Fund"), the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on September 30, 1998; the pro forma consolidated statements of earnings assume that the
Property Acquisitions (as defined on page    ) and the Acquisition occurred on
January 1, 1997.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.



   See accompanying notes and management's assumptions to unaudited pro forma financial statements.

                       CNL AMERICAN PROPERTIES FUND, INC.

                       UNAUDITED PRO FORMA BALANCE SHEET

                               September 30, 1998

                                                         Historical
                       --------------------------------------------------------------------------------
                                     CNL Income
                                     Fund XIII,             CNL Financial        CNL         Combined
                           APF          Ltd.      Advisor   Services, Inc. Financial Corp.  Portfolios
                       ------------  ----------- ---------- -------------- --------------- ------------
     ASSETS:
Land and
 buildings on
 operating
 leases, net.....      $298,967,972  $23,965,359 $        0   $        0    $          0   $322,933,331
Net investment in
 direct financing
 leases..........       117,028,760    6,359,594          0            0               0    123,388,354
Mortgages and
 notes
 receivable......        33,523,506            0          0            0     173,776,981    207,300,487
Other
 Investments.....        16,200,316            0    200,000            0       6,561,628     22,961,944
Investment in
 joint ventures..           631,374    2,453,391          0            0               0      3,084,765
Cash and cash
 equivalents.....        90,674,289      817,721    283,300      599,997       5,098,033     97,473,340

Receivables......           575,104       19,822  7,544,985    6,824,632         517,471     15,482,014
Accrued rental
 income..........         3,071,451    1,364,156          0            0               0      4,435,607
Other assets.....         5,711,195       12,251    401,524      295,570       3,854,477     10,275,017

                       ------------  ----------- ----------   ----------    ------------   ------------
 Total assets....      $566,383,967  $34,992,294 $8,429,809   $7,720,199    $189,808,590   $807,334,859
                       ============  =========== ==========   ==========    ============   ============
LIABILITIES & EQUITY:
Accounts payable
 and accrued
 liabilities.....      $    379,496  $    52,711 $  449,751   $  193,949    $  1,236,138   $  2,312,045
Accrued
 construction
 costs payable...         3,045,304            0          0            0               0      3,045,304
Distributions
 payable.........                 0      850,002  2,220,000            0               0      3,070,002
Due to related
 parties.........         2,552,411        5,483          0    1,452,512       6,556,920     10,567,326
Income tax
 payable.........                 0            0  1,989,003            0       1,001,861      2,990,864
Line of credit...         6,765,575            0          0            0               0      6,765,575
Notes payable....                 0            0    390,398       28,462     175,528,203    175,947,063
Deferred income..         1,015,758            0          0            0               0      1,015,758
Rents paid in
 advance.........           437,497        5,571          0            0               0        443,068
Minority
 interest........           282,544            0          0            0               0        282,544
Common Stock.....           621,187            0      9,800        2,000             200        633,187
Additional paid
 in capital......       556,830,578            0    482,964    5,231,827       3,887,496    566,432,865
Accumulated
 distributions in
 excess of net
 earnings........        (5,546,383)           0  2,887,893      811,449       1,597,772       (249,269)

Partners
 capital.........                 0   34,078,527          0            0               0     34,078,527
                       ------------  ----------- ----------   ----------    ------------   ------------
 Total
  liabilities and
  equity.........      $566,383,967  $34,992,294 $8,429,809   $7,720,199    $189,808,590   $807,334,859
                       ============  =========== ==========   ==========    ============   ============
                              Pro Forma
                       -----------------------------
                       Adjustments      Pro Forma
                       --------------- -------------
     ASSETS:
Land and
 buildings on
 operating
 leases, net.....      $ 6,150,650 (1)
                        26,052,741 (2) $355,136,722
Net investment in
 direct financing
 leases..........        1,572,864 (1)  124,961,218
Mortgages and
 notes
 receivable......          849,195 (2)  208,149,682
Other
 Investments.....              --        22,961,944
Investment in
 joint ventures..          580,961 (1)    3,665,726
Cash and cash
 equivalents.....         (486,515)(1)
                        (8,933,000)(1)
                       (26,901,936)(2)   61,151,889
Receivables......       (7,854,862)(3)    7,627,152
Accrued rental
 income..........       (1,364,156)(1)    3,071,451
Other assets.....       41,717,974 (1)
                        (3,667,084)(1)   48,325,907
                       --------------- -------------
 Total assets....      $27,716,832     $835,051,691
                       =============== =============
LIABILITIES & EQUITY:
Accounts payable
 and accrued
 liabilities.....      $       --      $  2,312,045
Accrued
 construction
 costs payable...              --         3,045,304
Distributions
 payable.........              --         3,070,002
Due to related
 parties.........       (7,854,862)(3)    2,712,464
Income tax
 payable.........       (2,990,864)(4)            0
Line of credit...              --         6,765,575
Notes payable....              --       175,947,063
Deferred income..              --         1,015,758
Rents paid in
 advance.........              --           443,068
Minority
 interest........              --           282,544
Common Stock.....          149,375 (1)      782,562
Additional paid
 in capital......      151,611,670 (1)  718,044,535
Accumulated
 distributions in
 excess of net
 earnings........      (82,110,824)(1)
                         2,990,864 (4)  (79,369,229)
Partners
 capital.........      (34,078,527)(1)            0
                       --------------- -------------
 Total
  liabilities and
  equity.........      $27,716,832     $835,051,691
                       =============== =============

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                               September 30, 1998

                                                  Historical                                         Pro Forma
                     ------------------------------------------------------------------------ ----------------------------
                                                            CNL
                                  CNL Income             Financial       CNL
                                  Fund XIII,             Services,    Financial    Combined
                         APF         Ltd.      Advisor      Inc.        Corp.     Portfolios  Adjustments       Pro Forma
                     -----------  ---------- ----------- ----------  -----------  ----------- ------------     -----------
Revenues:
 Rental and earned
 income............  $22,947,199  $2,310,870 $         0 $        0  $         0  $25,258,069 $  9,635,208 (a)
                                                                                                    35,302 (b) $34,928,579
 Fees..............            0           0  21,405,127  5,115,549        6,817   26,527,493  (21,037,903)(c)
                                                                                                (2,875,906)(d)   2,613,684
 Interest and other
 income............    6,117,911      41,267         751    432,506   18,031,141   24,623,576    1,526,547 (e)  26,150,123
                     -----------  ---------- ----------- ----------  -----------  ----------- ------------     -----------
 Total revenue.....   29,065,110   2,352,137  21,405,878  5,548,055   18,037,958   76,409,138  (12,716,752)     63,692,386
Expenses:
 General and
 administrative....    1,539,004     204,903   6,701,115  4,107,311    2,597,171   15,149,504   (1,307,880)(f)
                                                                                                (1,415,100)(g)
                                                                                                   (33,343)(h)  12,393,181
 Advisory fees.....    1,248,393      26,246           0          0    1,026,231    2,300,870   (2,300,870)(i)           0
 Fees to Restaurant
 Financial Services
 Group.............            0           0     256,456  1,569,202            0    1,825,658   (1,825,658)(n)           0
 Interest..........            0           0     105,668      3,534   14,230,999   14,340,201      (68,670)(m)  14,271,531
 State taxes.......      397,569      16,184      15,226     18,564      201,616      649,159       53,806 (j)     702,965
 Depreciation--
 other.............            0           0      75,607     55,056            0      130,663          --          130,663
 Depreciation--
 property..........    2,684,924     311,419           0          0            0    2,996,343    1,507,549 (k)   4,503,892
 Amortization......        8,096         754      55,932        138      945,299    1,010,219    1,564,424 (l)   2,574,643
                     -----------  ---------- ----------- ----------  -----------  ----------- ------------     -----------
 Total operating
 expenses..........    5,877,986     559,506   7,210,004  5,753,805   19,001,316   38,402,617   (3,825,742)     34,576,875
                     -----------  ---------- ----------- ----------  -----------  ----------- ------------     -----------
Operating earnings
 (losses)..........   23,187,124   1,792,631  14,195,874   (205,750)    (963,358)  38,006,521   (8,891,010)     29,115,511
 Equity in earnings
 of joint
 ventures/minority
 interest..........      (23,271)    182,346           0     12,452            0      171,527            0         171,527
 Gain on
 securitization....            0           0           0          0    3,018,268    3,018,268            0       3,018,268
                     -----------  ---------- ----------- ----------  -----------  ----------- ------------     -----------
Net earnings
 (losses) before
 income taxes......   23,163,853   1,974,977  14,195,874   (193,298)   2,054,910   41,196,316   (8,891,010)     32,305,306
 Provision (credit)
 for federal income
 taxes.............            0           0   5,607,415    (81,229)     789,895    6,316,081   (6,316,081)(o)           0
                     -----------  ---------- ----------- ----------  -----------  ----------- ------------     -----------
Net income.........  $23,163,853  $1,974,977 $ 8,588,459 $ (112,069) $ 1,265,015  $34,880,235 $ (2,574,929)    $32,305,306
                     ===========  ========== =========== ==========  ===========  =========== ============     ===========
Earnings per share.  $      0.49                                                                               $      0.44
                     ===========                                                                               ===========
Shares outstanding:
 Weighted average..   47,633,909                                                                                73,576,119(p)
                     ===========                                                                               ===========
 End of period.....   62,118,679                                                                                78,256,212
                     ===========                                                                               ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                      For the year ended December 31, 1997

                                                    Historical                                          Pro Forma
                       ------------------------------------------------------------------------  ---------------------------
                                                              CNL
                                    CNL Income             Financial       CNL
                                    Fund XIII,             Services,    Financial    Combined
                           APF         Ltd.      Advisor      Inc.        Corp.     Portfolios   Adjustments      Pro Forma
                       -----------  ----------  ---------- ----------  -----------  -----------  -----------     -----------
Revenues:
 Rental and earned
 income..............  $15,490,615  $3,635,360  $        0 $        0  $         0  $19,125,975  $24,048,982 (a)
                                                                                                      47,068 (b) $43,222,025
 Fees................            0           0   8,310,836  5,965,110       73,704   14,349,650   (9,111,771)(c)
                                                                                                  (2,662,141)(d)   2,575,738
 Interest and other
 income..............    3,967,318      46,693     165,569          0   10,932,843   15,112,423      249,395 (e)  15,361,818
                       -----------  ----------  ---------- ----------  -----------  -----------  -----------     -----------
 Total revenue.......   19,457,933   3,682,053   8,476,405  5,965,110   11,006,547   48,588,048   12,571,533      61,159,581
Expenses:
 General and
 administrative......    1,010,725     301,584   4,266,169  1,889,904      828,848    8,297,230     (742,685)(f)
                                                                                                  (1,619,238)(g)
                                                                                                     (45,770)(h)   5,889,537
 Advisory fees.......      804,879      34,321           0          0    1,802,532    2,641,732   (2,641,732)(i)           0
 Fees to Restaurant
 Financial Services
 Group...............            0           0     151,041    594,041            0      745,082     (745,082)(n)           0
 Interest............            0           0     162,153    183,315    8,320,000    8,665,468      (81,594)(m)   8,583,874
 State taxes.........      251,358      18,301      12,084      1,294        1,600      284,637       21,080 (j)     305,717
 Depreciation--other.            0           0      48,490     14,637            0       63,127          --           63,127
 Depreciation--
 property............    1,784,269     391,434           0          0            0    2,175,703    3,158,478 (k)   5,334,181
 Amortization........       10,793       2,665      18,093     61,324      916,577    1,009,452    2,085,899 (l)   3,095,351
                       -----------  ----------  ---------- ----------  -----------  -----------  -----------     -----------
 Total operating
 expenses............    3,862,024     748,305   4,658,030  2,744,515   11,869,557   23,882,431     (610,644)     23,271,787
                       -----------  ----------  ---------- ----------  -----------  -----------  -----------     -----------
Operating earnings
 (losses)............   15,595,909   2,933,748   3,818,375  3,220,595     (863,010)  24,705,617   13,182,177      37,887,794
 Equity in earnings
 of joint
 ventures/minority
 interest............      (31,453)    150,417           0   (126,627)           0       (7,663)         --           (7,663)
 Provision for loss
 on properties.......            0     (48,538)          0          0            0      (48,538)         --          (48,538)
                       -----------  ----------  ---------- ----------  -----------  -----------  -----------     -----------
Net earnings before
 income taxes........   15,564,456   3,035,627   3,818,375  3,093,968     (863,010)  24,649,416   13,182,177      37,831,593
 Provision (credit)
 for federal income
 taxes...............            0           0   1,508,258  1,272,133     (317,785)   2,462,606   (2,462,606)(o)           0
                       -----------  ----------  ---------- ----------  -----------  -----------  -----------     -----------
Net earnings
 (losses)............  $15,564,456  $3,035,627  $2,310,117 $1,821,835  $  (545,225) $22,186,810  $15,664,783     $37,831,593
                       ===========  ==========  ========== ==========  ===========  ===========  ===========     ===========
Earnings per share...  $      0.66                                                                               $      0.51
                       ===========                                                                               ===========
Shares outstanding:
 Weighted average....   23,423,868                                                                                74,294,585(p)
                       ===========                                                                               ===========
 End of period.......   36,192,971                                                                                74,249,585
                       ===========                                                                               ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                         PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

   The Pro Forma Balance Sheet as of September 30, 1998 reflects the transactions of the acquisition of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group (the "Acquisition Proposal") as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the nine months ended September 30, 1998, and for the year ended December 31, 1997, have been prepared to reflect a) the issuance of additional shares and the property acquisitions completed from January 1, 1997 through November 30, 1998 ("Offering and Property Transactions") and b) the transactions of the Acquisition Proposal as set forth in this Proxy Statement. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company and the historical combined financial information of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and the CNL Restaurant Financial Services Group. The Pro Forma Balance Sheet was prepared as if the Offering and Property Transactions and the Acquisition Proposal occurred on September 30, 1998. The Pro Forma Statements of Earnings were prepared as if the Property Acquisitions and the Acquisition Proposal occurred as of January 1, 1997. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the Offering and Acquisition Transaction and the Acquisition Proposal had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the Acquisition Proposal have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2. Method of Accounting

   The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group will be accounted for under the purchase accounting method. The Company will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the Company will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an operating expense on the Company's consolidated statements of earnings, but the Company will not deduct this expense for purposes of calculating funds from operations due to the non-recurring and non-cash nature of the expense.

   All significant intercompany balances and transactions between the Company, CNL Income Fund, Advisor and CNL Restaurant Financial Services Group have been eliminated in the pro forma financial statements.

3. Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of September 30, 1998, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at an annual meeting of stockholders, the stockholders of the Company approved an amendment to increase the number of authorized shares to an amount necessary to enable the Company to issue the shares for the Acquisition.

     (1) Represents the payment of $486,515 in cash and the issuance of 16,137,533 common shares in consideration for the purchase of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 at a share price of $10 plus estimated transaction costs. The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group has been accounted for under the purchase accounting method and goodwill was recognized to the extent that the consideration paid

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

  exceeded the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on the Company's statement of earnings. The Company will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by the Company.

      CNL Income Fund............................................. $ 38,861,847
      Advisor.....................................................   76,000,000
      CNL Restaurant Financial Services Group.....................   47,000,000
                                                                   ------------
        Total Purchase Price (cash and shares)....................  161,861,847
      Less cash paid to CNL Income Fund...........................     (486,515)
                                                                   ------------
      Share consideration.........................................  161,375,332
      Transaction costs of the Company............................    8,933,000
                                                                   ------------
        Total costs incurred...................................... $170,308,332
                                                                   ============

   In addition, the Company i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the CNL Income Fund carrying value of land and building on operating leases by $6,150,650, net investment in direct financing leases by $1,572,864, investment in joint venture by $580,961, made downward adjustments to the carrying value of accrued rental income of $1,364,156, made downward adjustments to other assets of $3,667,084 to adjust historical values to fair value, iii) recorded goodwill of $41,717,974 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $76,813,710 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $34,078,527 of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group.

     (2) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

     (3) Represents the elimination by the CNL Income Fund of $5,483 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by the Company of $1,208,000 in related party payables recorded as receivables by the Advisor.

     (4) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

4. Adjustments to Pro Forma Income Statements

    (I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the nine months ended September 30, 1998, as if the Acquisition was consummated as of January 1, 1997.

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


  (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and
      2) properties that were developed by the Company from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period.)

       Rental and earned income on Property Transactions by the
        Company.................................................... $9,635,208

  (b) Represents $35,302 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.

  (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees.......................................... $ (1,569,202)
       Secured equipment lease fee...............................      (44,426)
       Advisory fees.............................................   (1,748,629)
       Reimbursement of administrative costs.....................     (293,763)
       Acquisition fees..........................................  (15,392,193)
       Underwriting fees.........................................     (254,945)
       Administrative fees.......................................     (148,491)
       Executive fee.............................................     (310,000)
       Guarantee fees............................................      (93,750)
       Servicing fee.............................................   (1,014,117)
       Development fees..........................................     (166,876)
       Consulting fee............................................       (1,511)
                                                                  ------------
           Total................................................. $(21,037,903)
                                                                  ============

  (d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

  (e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

  (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

       Reimbursement of administrative costs...................... $  (293,763)
       Servicing fee..............................................  (1,014,117)
                                                                   -----------
                                                                   $(1,307,880)
                                                                   ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


  (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and 2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

       General and administrative costs..........................  $(1,415,100)

  (h) Represents savings of $33,343 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

  (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services
      Group:

       Advisory fees............................................... $(1,748,629)
       Administrative fees.........................................    (148,491)
       Executive fee...............................................    (310,000)
       Guarantee fees..............................................     (93,750)
                                                                    -----------
                                                                    $(2,300,870)
                                                                    ===========

  (j) Represents additional income taxes of $53,806 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.

  (k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

       Depreciation expense........................................  $1,507,549

  (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (2).

       Amortization of goodwill....................................  $1,564,424

  (m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in II (d) below.

       Interest expense............................................  $ (68,670)

  (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees............................................ $(1,569,202)
       Underwriting fees...........................................    (254,945)
       Consulting fee..............................................      (1,511)
                                                                    -----------
                                                                    $(1,825,658)
                                                                    ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


  (o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

  (p) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

(II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1997, as if the Acquisition was consummated as of January 1, 1997.

  (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and
      2) properties that were developed by the Company from January 1, 1997 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

       Rental and earned income on Property Transactions
        by the Company........................................    $24,048,982

  (b) Represents $47,068 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.

  (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees........................................... $  (594,041)
       Secured equipment lease fee................................    (375,219)
       Advisory fees..............................................  (1,810,001)
       Reimbursement of administrative costs......................    (143,697)
       Acquisition fees...........................................  (3,887,483)
       Underwriting fees..........................................    (151,041)
       Administrative fees........................................    (269,231)
       Executive fee..............................................    (250,000)
       Guarantee fees.............................................    (312,500)
       Arrangement fees...........................................    (350,000)
       Servicing fee..............................................    (598,988)
       Development fees...........................................    (369,570)
                                                                   -----------
           Total.................................................. $(9,111,771)
                                                                   ===========

  (d) Represents the deferral of $2,662,141 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


  (e) Represents the elimination of interest income of $1,931,331 earned during the year ended December 31, 1997 assuming all monies raised during 1997 and all cash held on January 1, 1997 was used to effect the Acquisition on January 1, 1997, represents interest income of $2,047,619 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the recognition of $133,107 of origination fees collected during the year ended December 31, 1997 which were deferred in (d) and are being amortized and recorded as interest income.

  (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

       Reimbursement of administrative costs........................ $(143,697)
       Servicing fee................................................  (598,988)
                                                                     ---------
                                                                     $(742,685)
                                                                     =========

  (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and 2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

       General and administrative costs.........................  $(1,619,238)

  (h) Represents savings of $45,770 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

  (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services
      Group:

       Advisory fees............................................... $(1,810,001)
       Administrative fees.........................................    (269,231)
       Executive fee...............................................    (250,000)
       Guarantee fees..............................................    (312,500)
                                                                    -----------
                                                                    $(2,641,732)
                                                                    ===========

  (j) Represents additional income taxes of $21,080 resulting from assuming that acquisitions from January 1, 1997 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.

  (k) Represents increase in depreciation of the building portion of the properties acquired from January 1, 1997 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

       Depreciation expense........................................  $3,158,478

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Concluded)


  (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (2).

       Amortization of goodwill....................................  $2,085,899

  (m) Represents elimination of yearly amortization of arrangement fees of $350,000 capitalized as deferred costs and amortized as interest expense and the capitalization of interest expense during the period that properties were under development.

       Amortization of arrangement fees.............................. $(24,144)
       Capitalization of interest during development period..........  (57,450)
                                                                      --------
                                                                      $(81,594)
                                                                      ========

  (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees.............................................. $(594,041)
       Underwriting fees.............................................  (151,041)
                                                                      ---------
                                                                      $(745,082)
                                                                      =========

  (o) Represents the elimination of $2,462,606 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

  (p) Common shares issued during the period were assumed to have been issued and outstanding as of January 1, 1997. For purposes of the pro forma financial statement, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

                                                                     Appendix A

             [LETTERHEAD OF LEGG MASON WOOD WALKER, INCORPORATED]

                                March 10, 1999

James M. Seneff, Jr.
Robert A. Bourne
CNL Realty Corporation
as General Partners of
CNL Income Fund XIII, Ltd.
400 East South Street
Orlando, FL 32801-2878

              Re: CNL Income Fund XIII, Ltd. (the "Partnership")

Gentlemen:

   You have requested our opinion as investment bankers (a) as to the fairness, from a financial point of view, to the Partnership and its limited partners of the shares of common stock (the "Common Stock") of CNL American Properties Fund, Inc. (the "Acquiror") offered to them in the Merger (as defined below), (b) as to the fairness, from a financial point of view, of the aggregate Common Stock offered to the CNL Income Funds (as defined below) in the Merger Transactions (as defined below) and (c) as to the fairness, from a financial point of view, of the method of allocating the aggregate shares of Common Stock among the CNL Income Funds in the Merger Transactions. Under the terms of an agreement and plan of merger (the "Merger Agreement"), dated March 11, 1999, between the Partnership and the Acquiror, the Partnership will merge with and into a wholly owned subsidiary of the Acquiror and the partners of the Partnership will be offered shares of Common Stock as determined pursuant to the Merger Agreement (the "Share Consideration"); such transaction is hereafter referred to as the "Merger."

   The Partnership is one of eighteen Florida limited partnerships (the "CNL Income Funds") served by Messrs. Seneff, Bourne and CNL Realty Corporation as general partners (the "General Partners"). Each CNL Income Fund has executed a merger agreement with the Acquiror on terms similar to the Merger Agreement. The transactions to occur under such merger agreements are referred to as the "Merger Transactions."

   In connection with our opinion, we have, among other things:

     (i) reviewed the Merger Agreement and the merger agreements for each of the Merger Transactions;

     (ii) reviewed the Registration Statement on Form S-4 with respect to the Merger Transactions as filed on March 12, 1999;

     (iii) reviewed the financial statements and the related filings of the Partnership and the other CNL Income Funds on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (iv) reviewed the financial statements and the related filings of the Acquiror on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (v) reviewed certain internal information concerning the business and operations of the Partnership and the other CNL Income Funds furnished to us by the General Partners, including a draft of the Partnership's and the other CNL Income Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vi) reviewed certain internal information concerning the business and operations of the Acquiror furnished to us by management of the Acquiror, including a draft of the Acquiror's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vii) reviewed certain financial data and operating statistics relating to the Partnership, the other CNL Income Funds and the Acquiror provided by the General Partners and the Acquiror and compared them with similar information of selected public companies that we deemed relevant to our inquiry;

     (viii) reviewed the appraisal (the "Appraisal") of the properties of the Partnership and the other CNL Income Funds prepared by Valuation Associates and dated January 6, 1999;

     (ix) held meetings and discussions with certain directors, officers and employees of the General Partners and the Acquiror concerning the operations, financial condition and future prospects of the Partnership, the other CNL Income Funds and the Acquiror; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Partnership, the other CNL Income Funds and the Acquiror. We have further relied upon the assurances of the General Partners that they are unaware of any factors that would materially alter the conclusions made in Legg Mason's fairness opinion, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments of the General Partners and the Acquiror as to the future performance of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason also assumed, with the consent of the General Partners, that any material liabilities (contingent or otherwise, known or unknown) of the Partnership, the other CNL Income Funds and the Acquiror are as set forth in the financial statements of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason also assumed with the consent of the General Partners that the table prepared by or for the General Partners of the allocation of Share Consideration among the General Partners and the limited partners of the Partnership has been prepared in accordance with and complies with the terms and conditions of the partnership agreement of the Partnership. Legg Mason also assumed that the Appraisal was reasonably prepared by and reflected the good faith judgments of Valuation Associates and Legg Mason does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership, the other CNL Income Funds or the Acquiror. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof.

   We have acted as financial advisor to the General Partners and will receive a fee for our services. It is understood that this letter is for the information of the General Partners in their evaluation of the Merger Transactions and our opinion does not constitute a recommendation to the General Partners or any limited partner of the Partnership or any of the other CNL Income Funds as to how such partner should vote on the Merger or the Merger Transactions, as the case may be, or as to whether such partner should elect to receive the Share Consideration or cash and promissory notes of the Acquiror. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. Additionally, our opinion does not compare the relative merits of the Merger and the Merger Transactions with those of any other transaction or business strategy which were or might have been considered by the General Partners as alternatives to the Merger and the Merger Transactions.

   It should be noted that in rendering this opinion with respect to the fairness, from a financial point of view, of (i) the Share Consideration to be offered with respect to the Partnership, (ii) the aggregate Common

Stock offered with respect to the CNL Income Funds and (iii) the method of allocating the shares of Common Stock of the Acquiror among the CNL Income Funds, Legg Mason has neither addressed, nor are we rendering any opinion with respect to, any other aspect of the Merger Transactions, including (a) the value or fairness of the cash and promissory notes option, (b) the prices at which the shares of Common Stock may trade following the Merger Transactions or the trading value of the shares to be offered compared with the current fair market value of the portfolios or other assets of the Partnership and the other CNL Income Funds if liquidated in real estate markets, (c) the tax effect of any aspect of the Merger Transactions, (d) the fairness of the amounts or allocation of the costs of the Merger Transactions or the amounts of such costs allocated to the limited partners or, (e) any other matters with respect to any specific individual partner or class of partners of the Partnership or the other CNL Income Funds.

     Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consideration offered to the Partnership and its limited partners in the Merger, the aggregate shares of Common Stock offered by the Acquiror with respect to the CNL Income Funds in the Merger Transactions and the method of allocating the shares of Common Stock among the CNL Income Funds in the Merger Transactions are fair from a financial point of view.

                                          Very truly yours,

                                          /s/ Legg Mason Wood Walker,
                                           Incorporated
                                          -------------------------------------
                                          Legg Mason Wood Walker, Incorporated

                                                                      Appendix B

                          AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger is entered into as of this 11th day of March, 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund XIII, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                   RECITALS:

   WHEREAS, the Parties hereto desire to consummate a merger (the "Merger") whereby the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") and the Florida Revised Uniform Limited Partnership Act (the "Florida RULPA");

   WHEREAS, the Fund is one of 18 CNL Income Funds (collectively with the Fund, the "CNL Income Funds") that APF is proposing to acquire (the "Proposed Acquisitions");

   WHEREAS, the Special Committee (the "Special Committee") of the independent members of the Board of Directors of APF has received a fairness opinion (the "Fairness Opinion") from Merrill Lynch & Co. as to the fairness to APF, from a financial point of view, of the consideration to be paid in connection with the Proposed Acquisitions;

   WHEREAS, the Special Committee has recommended the Merger to the Board of Directors of APF and the Board has approved the proposal to consummate the Merger (the "Merger Proposal") and the related transactions;

   WHEREAS, Legg Mason Wood Walker Incorporated has delivered a fairness opinion (the "Fund Fairness Opinion") to the General Partners as to the fairness to the Fund and its limited partners from a financial point of view, of the APF Common Share consideration offered to the Fund and its limited partners; and

   WHEREAS, the Board of Directors of the OP General Partner has unanimously approved the Merger Proposal;

   NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

                                   ARTICLE I

                                  Definitions

   1.1 Terms Defined in this Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth below:

   "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

   "Affiliated Group" means any affiliated group within the meaning of Code
(S)1504, or any similar group defined under a similar provision of state, local or foreign law.

   "Agreement" means this Agreement, as amended from time to time.

   "APF" has the meaning set forth in the preface above.

   "APF Common Shares" shall mean the shares of common stock, par value $0.01, of APF.

   "APF Indemnity Claim" has the meaning set forth in Section 12.1 below.

   "APF SEC Documents" has the meaning set forth in Section 6.7 below.

   "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms the basis for any specified consequence.

   "Business Combination" has the meaning set forth in Section 4.1(b) below.

   "Cash/Note Option" has the meaning set forth in Section 4.4 below.

   "Closing" has the meaning set forth in Section 2.3 below.

   "CNL Income Funds" has the meaning set forth in the second paragraph of the Recitals above.

   "Closing Date" has the meaning set forth in Section 2.3 below.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Confidential Information" means any information concerning the businesses and affairs of the Fund, the Operating Partnership or APF, if any, that is not already generally available to the public.

   "Delaware RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Disclosure Schedule" has the meaning set forth in the first paragraph of
Article VII below.

   "Dissenting Partners" has the meaning set forth in Section 4.4 below.

   "Effective Time" has the meaning set forth in Section 2.2 below.

   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) tax-qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) tax-qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

   "Fairness Opinion" has the meaning set forth in the third paragraph of the Recitals above.

   "Florida RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Fund" has the meaning set forth in the preface above.

   "Fund Articles of Merger" has the meaning set forth in Section 2.2 below.

   "Fund Fairness Opinion" has the meaning set forth in the fifth paragraph of the recitals above.

   "Fund Indemnity Claim" has the meaning set forth in Section 12.2 below.

   "Fund Interests" means the general and limited partnership interests in the Fund.

   "Fund SEC Documents" has the meaning set forth in Section 7.7 below.

   "GAAP" means United States generally accepted accounting principles as in effect from time to time.

   "General Partners" has the meaning set forth in the preface above.

   "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation but excluding commercially available shrink wrap software), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

   "IRS" means the Internal Revenue Service.

   "Knowledge" means in the case of the Fund, CNL Realty Corporation, Inc., APF and the OP General Partner, the actual knowledge of a director or an executive officer after reasonable investigation and, in the case of the individual General Partners, the collective actual Knowledge of all of the General Partners after reasonable investigation. For the purposes of this Agreement, the Knowledge of one General Partner shall be attributed to the other General Partners.

   "Known" and "Knowingly" mean that the Fund, any General Partner or APF, as applicable, had Knowledge of the particular matter or took the action described with prior Knowledge.

   "Liability" means any liability (whether Known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

   "Material Adverse Effect" means, as to any Party, a material adverse effect on the business, properties, operations or condition (financial or otherwise) which is not related to an industry-wide change in the economy or market or other conditions affecting all businesses in the industry of the Party to which the term is applied.

   "Merger" has the meaning set forth in the first paragraph of the Recitals above.

   "Merger Proposal" has the meaning set forth in fourth paragraph of the Recitals above.

   "Most Recent 10-Q" has the meaning set forth in Section 7.5 below.

   "Most Recent Balance Sheet" means the most recent balance sheet filed in a Fund SEC Document.

   "Notes" has the meaning set forth in Section 4.4 below.

   "NYSE" means the New York Stock Exchange.

   "OP Certificate of Merger" has the meaning set forth in Section 2.2 below.

   "OP General Partner" has the meaning set forth in the Preface above.

   "OP Limited Partner" means CNL APF LP Corp., a Delaware corporation and wholly owned subsidiary of APF.

   "Operating Partnership" has the meaning set forth in the preface above.

   "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

   "Party" or "Parties" has the meaning set forth in the preface above.

   "Partner" means any holder of Fund Interests.

   "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or other entity.

   "Proposed Acquisitions" has the meaning set forth in the second paragraph of the Recitals above.

   "Registration Statement" means the registration statement on Form S-4 to be filed by APF to register the APF Common Shares to be issued as Share Consideration in the Merger.

   "Representative" has the meaning set forth in Section 12.3 below.

   "SEC" means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (e) any minor imperfection of title or similar lien which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on such Party.

   "Share Consideration" has the meaning set forth in Section 4.1(a) below.

   "Special Committee" has the meaning set forth in the third paragraph to the Recitals above.

   "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or has the power to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or otherwise control the management.

   "Surviving Partnership" has the meaning set forth in Section 2.1 below.

   "Takeover Statute" has the meaning set forth in Section 8.9 below.

   "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code

(S)59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

   "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

   "Third-Party Claim" has the meaning set forth in Section 12.4 below.

                                   ARTICLE II

                        Merger; Effective Time; Closing

   2.1 Merger. Subject to the terms and conditions of this Agreement, the Delaware RULPA and the Florida RULPA, at the Effective Time, the Operating Partnership and the Fund shall consummate the Merger in which (i) the Fund shall be merged with and into the Operating Partnership and the separate limited partnership existence of the Fund shall thereupon cease, (ii) the Operating Partnership shall be the successor or surviving limited partnership in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate limited partnership existence of the Operating Partnership with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The limited partnership surviving the Merger is sometimes hereinafter referred to as the "Surviving Partnership." The Merger shall have the effects set forth in the Delaware RULPA and the Florida RULPA. As a result of the Merger, the outstanding Fund Interests shall be converted or cancelled in the manner provided in Article IV.

   2.2 Effective Time. On the Closing Date, subject to the terms and conditions of this Agreement, the Operating Partnership and the Fund shall (i) execute or cause to be executed (A) a Certificate of Merger in the form required by the Delaware RULPA (the "OP Certificate of Merger") and (B) Articles of Merger in the form required by the Florida RULPA (the "Fund Articles of Merger"), and
(ii) cause the OP Certificate of Merger to be filed with the Delaware Secretary of State as provided in the Delaware RULPA and the Fund Articles of Merger to be filed with the Florida Department of State as provided in the Florida RULPA, in each case, on the Closing Date or as soon as practicable thereafter. The Merger shall become effective at (i) such time as the OP Certificate of Merger has been duly filed with the Delaware of Secretary of State and the Fund Articles of Merger has been duly filed with the Florida Department of State or
(ii) such other time as is agreed upon by APF, the OP General Partner and the General Partners and specified in the OP Certificate of Merger and the Fund Articles of Merger. Such time is hereinafter referred to as the "Effective Time."

   2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Shaw Pittman Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, commencing at 9:00 a.m. local time on such date as within five (5) business days following the fulfillment or waiver of the conditions set forth in Article X (other than conditions which by their nature are intended to be fulfilled at the Closing) or such other place or time or on such other date as APF, the OP General Partner and the General Partners may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article X (the "Closing Date"). In no event shall the Closing Date be a date subsequent to December 31, 1999. At the Closing, there shall be delivered to APF, the Operating Partnership, the OP General Partner, the General Partners and the Fund the certificates and other documents and instruments required to be delivered under
Article X.

   2.4 Further Assurances. Each Party hereto will execute such further documents and instruments and take such further actions as may be reasonably requested by one or more of the other Parties to consummate the Merger, to vest the Surviving Partnership with full title to all assets, properties, rights, approvals, immunities and franchises of either the Fund or the Operating Partnership or to effect the other purposes of this Agreement.

                                  ARTICLE III

 Certificate of Limited Partnership; Limited Partnership Agreement;and General
                        Partner of Surviving Partnership

   3.1 Certificate of Limited Partnership. At the Effective Time, the certificate of limited partnership of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein.

   3.2 Limited Partnership Agreement. At the Effective Time, the limited partnership agreement of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the limited partnership agreement of the Surviving Partnership.

   3.3 General Partner. The general partner of the Operating Partnership immediately prior to the Effective Time shall be the general partner of the Surviving Partnership from and after the Effective Time until it is replaced or it resigns in accordance with the limited partnership agreement of the Surviving Partnership.

                                   ARTICLE IV

              Share Consideration; Payment of Share Consideration

   4.1 Share Consideration; Conversion or Cancellation of Fund Interests in Merger.

   (a) At the Effective Time, by virtue of the Merger and without any action by the Parties, all of the outstanding Fund Interests (i) shall be converted into the right to receive up to 3,886,185 fully paid and nonassessable APF Common Shares (1,943,093 APF Common Shares if the Reverse Split [defined below] occurs before the Closing) (the "Share Consideration") pursuant to the terms of
Section 4.2 below, (ii) shall cease to be outstanding, and (iii) shall be canceled and retired and shall cease to exist, and each Partner, as the holder of such Fund Interests shall cease to have any rights with respect thereto, except the right to receive either (A) APF Common Shares therefor in accordance with this Section 4.1 and Section 4.3 or (B) the cash and Notes in accordance with Section 4.4 below. Subject to the approval of the APF's shareholders of an amendment to its article of incorporation, APF anticipates that prior to the Closing it will effect a one for two reverse stock split (the "Reverse Split") pursuant to which each two shares of APF Common Shares outstanding will be exchanged for one share of APF Common Shares.

   (b) Except for the Reverse Stock Split described in Section 4.1(a), prior to the Effective Time, APF shall not split or combine the APF Common Shares, or pay a stock dividend or other stock distribution in APF Common Shares, or in rights or securities exchangeable for, convertible into or exercisable for APF Common Shares, or otherwise change APF Common Shares into, or exchange APF Common Shares for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of APF as a result of which APF stockholders receive cash, stock, or other property in exchange for, or in connection with, their APF Common Shares (a "Business Combination") or otherwise), or make any other dividend or distribution on or of APF Common Shares (other than regular quarterly cash dividends paid on APF Common Shares or any distribution pursuant to APF's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination, or change.

   (c) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the APF Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

   4.2 Payment of Share Consideration. At the Closing, subject to Section 4.4 below, the Partners shall receive the Share Consideration (less expenses paid by APF on behalf of the Fund), distributed in accordance with the provisions of the Fund's limited partnership agreement as of the Closing Date. For the purposes of this Agreement, the Share Consideration will be reduced (i) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund and (ii) as provided in Section 4.4 below.

   4.3 Fractional APF Common Shares. No certificates representing fractional APF Common Shares shall be issued upon conversion of any Fund Interests. Each Partner of the Fund who would otherwise be entitled to fractional APF Common Shares will receive one APF Common Share for a fractional interest representing 50% or more of one APF Common Share. No APF Common Shares will be issued for a fractional interest representing less than 50% of one APF Common Share.

   4.4 Cash/Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the cash/note option (the "Cash/Note Option"), such Dissenting Partners shall be entitled to receive, in lieu of the Share Consideration, consideration based on such Dissenting Partners' percentage interest (as determined by the Fund's partnership agreement) in the Fund's asset liquidation value of $34,688,461, based on Valuation Associates' appraisal. Such consideration shall be payable 10% in cash and 90% in Callable Notes due in 2006 (the "Notes"). The Notes will bear interest at a fixed rate equal to 120% of the applicable federal rate as of the date the consent solicitation on Form S-4 is mailed to the limited partners. The Share Consideration shall be reduced on a one-for-one basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Cash/Note Option.

                                   ARTICLE V

             Representations and Warranties of The General Partners

   Each General Partner severally represents and warrants to APF and the Operating Partnership that the statements contained in this Article V are correct and complete as of the date hereof and on the Closing Date:

   5.1 Authorization of Transaction. The General Partner has full power and authority (including, as applicable, full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the General Partner, enforceable in accordance with its terms and conditions. The General Partner does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   5.2 Noncontravention. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the General Partner is subject or, as applicable, any provision of the General Partner's articles of incorporation, bylaws or other organizational documents.

                                   ARTICLE VI

 Representations and Warranties of APF, The OPGeneral Partner and The Operating
                                  Partnership

   APF, the OP General Partner and the Operating Partnership jointly and severally represent and warrant to the General Partners and the Fund that the statements contained in this Article VI are correct and complete as of the date hereof and the Closing Date:

   6.1 Organization. APF is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. APF is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on APF. APF has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The OP General Partner is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. The Operating Partnership is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Operating Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Operating Partnership. The Operating Partnership has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. APF and the OP General Partner have delivered to the General Partners and the Fund correct and complete copies of the certificate of incorporation of APF and the OP General Partner and the certificate of limited partnership and the limited partnership agreement of the Operating Partnership (each as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of APF and the OP General Partner and any organizational records of the Operating Partnership have been made available to the General Partners and the Fund and are correct and complete. APF is not in default under or in violation of any provision of its certificate of incorporation, and the Operating Partnership is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   6.2 Capital Stock. The authorized capital stock of APF consists of 125,000,000 shares of common stock, $.01 par value (the "APF Common Shares"), of which 74,696,927 shares are outstanding as of January 31, 1999. Since January 31, 1999, APF has not issued any shares of capital stock. All outstanding APF Common Shares are, and all APF Common Shares issuable under any stock option plans of APF, will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 57,113,815 APF Common Shares which may be issued in connection with APF's acquisition of the other 17 CNL Income Funds in the Proposed Acquisitions and the 12,300,000 APF Shares which may be issued in connection with APF's acquisition of CNL Fund Advisors, Inc., CNL Financial Services, Inc. and CNL Financial Corp., there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which APF is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem, or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock. All of the outstanding general partner interests of the Operating Partnership are owned by the OP General Partner, and all of the outstanding limited partner interests of the Operating Partnership are owned by the OP Limited Partnership, and there are outstanding on the date hereof no options, warrants, rights, commitments or any other agreements of any character to which the Operating Partnership or any partner thereof is a party or which it may be bound requiring it to issue, transfer, sell, purchase, register, redeem or acquire any interest in the Operating Partnership.

   6.3 Authorization for Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of APF will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will be registered under the Securities Act and will be registered or exempt from registration under all applicable state securities laws. The Share Consideration will, when issued, be approved for listing on the NYSE, subject to official notice of issuance.

   6.4 Authorization of Transaction. APF, the OP General Partner and the Operating Partnership have full power and authority (including full corporate and limited partnership, as applicable, power and authority) to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance by APF, the OP General Partner and the Operating Partnership of this Agreement have been duly and validly authorized by the boards of directors of APF and the OP General Partner. This Agreement constitutes the valid and legally binding obligation of APF, the OP General Partner and the Operating Partnership, enforceable in accordance with its terms and conditions. None of APF, the OP General Partner or the Operating Partnership needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   6.5 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which, APF, the OP General Partner or the Operating Partnership is subject or any provision of APF's or the OP General Partner's articles of incorporation or by-laws or the Operating Partnership's certificate of limited partnership or limited partnership agreement or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which APF, the OP General Partner or the Operating Partnership is a party or by which it is bound or to which any of its assets is subject or (iii) result in the imposition of a Security Interest upon any of its assets.

   6.6 Title to Assets. APF has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of its most recent quarterly report on Form 10-Q.

   6.7 Reports and Financial Statements. APF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "APF SEC Documents"). All of the APF SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such APF SEC Documents. None of the APF SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed APF SEC Documents. There is no unresolved violation, criticism or exception by any governmental entity of which APF has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to APF could have a Material Adverse Effect on APF. The financial statements of APF included in the APF SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of APF as of the dates thereof and the results of operations and cash flows of APF for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   6.8 Events Subsequent to September 30, 1998. Since September 30, 1998, nothing has occurred which has had or would reasonably be expected to have a Material Adverse Effect on APF.

   6.9 Litigation. Except as publicly disclosed by APF in its APF SEC Documents or on Schedule 1, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of APF, threatened against APF or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on APF or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by APF in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by APF in any APF SEC Document, none of APF or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on APF or would prevent or delay the consummation of the transactions contemplated hereby.

   6.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by APF for inclusion or incorporation by reference in (i) the Registration Statement to be filed by APF with the SEC in connection with the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement sent by APF to its shareholders pertaining to the Merger will, at the date mailed to shareholders and at the times of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APF, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement or the proxy statement, APF shall promptly so advise the General Partners and such event shall be so described, and such amendment or supplement (which the General Partners shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   6.11 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by APF in its APF SEC Documents or disclosed in
Schedule 1, as of December 31, 1998, to APF's Knowledge, none of APF or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which are not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of APF and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in any reports filed by it with the APF SEC Documents, since December 31, 1998, the business of APF and its Subsidiaries has been carried on only in the ordinary and usual course, to APF's Knowledge, none of APF or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to APF or its Subsidiaries Known to APF having or which could reasonably be expected to have, a Material Adverse Effect on APF.

   6.12 Brokers' Fees. Except for the fees and expenses paid to Merrill Lynch & Co. with respect to the delivery of the Fairness Opinion to the Special Committee and in connection with the financial services provided by Salomon Smith Barney, none of APF, the OP General Partner or the Operating Partnership has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

   6.13 Qualification as a REIT. APF is a "real estate investment trust" for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not cause APF to cease to qualify as a "real estate investment trust" for federal income tax purposes.

   6.14 Compliance with Applicable Law. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, it and its Subsidiaries hold all permits, licenses, variances, exemptions, order and approvals of all governmental entities necessary for the lawful conduct of their respective businesses, except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its

APF SEC Documents, to APF's Knowledge, APF and its Subsidiaries are in compliance with the material terms of its permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF, the businesses of APF and its Subsidiaries are not, to APF's Knowledge, being conducted in violation of any law, ordinance or regulation of any governmental entity except that no representation or warranty is made in this Section 6.14 with respect to environmental laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, no investigation or review by any governmental entity with respect to APF or its Subsidiaries is pending or, to the Knowledge of APF, threatened, nor, to the Knowledge of APF, has any government entity indicated an intention to conduct the same, other than, in each case, those which APF reasonably believes will not have a Material Adverse Effect on APF.

   6.15 Intellectual Property.

   (a) APF owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of APF as presently conducted. Each item of Intellectual Property owned or used by APF immediately prior to the Closing hereunder will be owned or available for use by APF on identical terms and conditions immediately subsequent to the Closing hereunder. APF has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) APF has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of APF's directors or officers (or employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that APF must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of APF which are material to the operation of APF's business.

   (c) APF has no patent or registration which has been issued to APF with respect to any of its Intellectual Property.

   (d) Nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of APF's business as presently conducted.

   6.16 Insurance. With respect to each current insurance policy to which APF is a party, a named insured or is otherwise the beneficiary of coverage, to the knowledge of APF: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither APF nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof.

   6.17 Tenants. To the Knowledge of APF and except as set forth on Schedule 1, no current tenant of a property owned by APF, which as of the date of APF's most recent quarterly report on Form 10-Q represented more than 5% of APF's total revenues, presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   6.18 Disclosure. APF is in compliance in all material respects with its obligation under the Securities Exchange Act to publicly disclose material information in a timely fashion.

                                  ARTICLE VII

               Representations and Warranties Concerning the Fund

   The General Partners and the Fund jointly and severally represent and warrant to APF and the Operating Partnership that the statements contained in this Article VII are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by the General Partners and the Fund to APF and the Operating Partnership in accordance with the provisions of
Section 8.14 (the "Disclosure Schedule"). Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII.

   7.1 Organization, Qualification, and Corporate Power. The Fund is a limited partnership duly organized, validly existing, and in good standing under the laws of Florida. The Fund is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Except as set forth in Section 7.1(a) of the Disclosure Schedule, the Fund has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Section 7.1(b) of the Disclosure Schedule lists the directors and officers of the corporate General Partner. The General Partners have been made available to APF and the Operating Partnership correct and complete copies of the certificate of limited partnership and the limited partnership agreement of the Fund (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the corporate General Partner and any organizational records of the Fund have been made available to APF and the Operating Partnership and are correct and complete in all material respects. The Fund is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   7.2 Capitalization. All of the outstanding ownership interests in the Fund (the "Fund Interests") consist of (i) one percent in general partnership interests and (ii) 4,000,000 units of limited partnership interests. All of the outstanding Fund Interests have been duly authorized, are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Fund to issue, sell, or otherwise cause to become outstanding any additional ownership interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Fund.

   7.3 Authorization of Transaction. The Fund has full power and authority (including full limited partnership power and authority) to execute and deliver this Agreement and, upon the affirmative vote of a majority of the outstanding limited partnership Fund Interests, will have full power and authority (including limited partnership power and authority) to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Fund, enforceable in accordance with its terms and conditions, subject to bankruptcy, insolvency, moratorium and rights of creditors generally. The Fund is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   7.4 Noncontravention. Except as set forth in Section 7.4 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Fund is subject or any provision of the certificate of limited partnership or limited partnership agreement of the Fund or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Fund is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

   7.5 Title to Assets. The Fund has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC (the "Most Recent 10-Q") or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent 10-Q.

   7.6 Subsidiaries. The Fund does not have any Subsidiaries, operating or otherwise.

   7.7 Reports and Financial Statements. The Fund has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "Fund SEC Documents"). All of the Fund SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Fund SEC Documents. None of the Fund SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed Fund SEC Documents. There is no unresolved violation by any governmental entity of which the Fund has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to the Fund could have a Material Adverse Effect on the Fund. The financial statements of the Fund included in the Fund SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Fund as of the dates thereof and the results of operations and cash flows of the Fund for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   7.8 Events Subsequent to the Most Recent 10-Q. Since the date of the Most Recent 10-Q nothing has had a Material Adverse Effect on the Fund. Without limiting the generality of the foregoing, since that date, except as set forth in the appropriately lettered paragraph of Section 7.8 of the Disclosure
Schedule:

   (a) the Fund has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as reasonably determined by the General Partners) in the Ordinary Course of Business;

   (b) the Fund has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 except in the Ordinary Course of Business;

   (c) no party (including the Fund) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which the Fund is a party or by which it is bound except in the Ordinary Course of Business;

   (d) the Fund has not imposed any Security Interest upon any of its assets, tangible or intangible except in the Ordinary Course of Business;

   (e) the Fund has not made any capital expenditure (or series of related capital expenditures) involving more than $50,000 except in the Ordinary Course of Business;

   (f) the Fund has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

   (g) the Fund has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

   (h) the Fund has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

   (i) the Fund has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

   (j) the Fund has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

   (k) there has been no change made or authorized in the certificate of limited partnership or limited partnership agreement of the Fund;

   (l) the Fund has not issued, sold, or otherwise disposed of any ownership interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any ownership interests in the Fund;

   (m) the Fund has not declared, set aside, or paid any dividend or made any distribution with respect to its ownership interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its ownership interests other than distributions consistent with past practices;

   (n) the Fund has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

   (o) the Fund has not made any loan to, or entered into any other transaction with, any of the General Partners or the directors, officers, or employees of the corporate General Partner outside the Ordinary Course of Business;

   (p) the Fund has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

   (q) the Fund has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

   (r) to the Knowledge of the General Partners, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Fund; and

   (s) the Fund is not under any legal obligation, whether written or oral, to do any of the foregoing.

   7.9 Undisclosed Liabilities. The Fund does not have any Liability (and, to the Knowledge of the General Partners, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or which are not in the aggregate material.

   7.10 Legal Compliance. Except as disclosed in the Fund SEC Documents, the Fund has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder), the violation of which could cause a Material Adverse Effect to the Fund, of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

   7.11 Tax Matters.

   (a) The Fund has filed all material Tax Returns that it was required to file, including, without limitation, any material Tax Returns required to be filed with any state. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Fund (as shown on any filed Tax Return) have been paid. The Fund currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Fund does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Fund that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) The Fund has withheld and, if due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, Partner, or other third party.

   (c) The General Partners do not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Fund either (A) claimed or raised by any authority in writing or (B) as to which any of the General Partners has Knowledge. Section 7.11(c) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Fund for taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Fund since December 31, 1996.

   (d) The Fund has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) The Fund has not filed a consent under Code (S)341(f) concerning collapsible corporations. The Fund has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code (S)280G. The Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. The Fund is not a party to any Tax allocation or sharing agreement. The Fund (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Fund) or (B) has any Liability for the Taxes of any Person (other than the Fund) under Treas. Reg. (S)1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

   7.12 Real Property.

   Section 7.12(a) of the Disclosure Schedule lists and describes briefly all real property owned, leased or subleased by the Fund. Section 7.12(b) of the Disclosure Schedule lists all leases and subleases to which the Fund is a party, and the General Partners have made available to APF correct and complete copies of all such leases and subleases (as amended to date). With respect to each lease and sublease listed in Section 7.12(b) of the Disclosure Schedule:

   (a) the lease or, to the Knowledge of the General Partners, the sublease is legal, valid, binding, enforceable, and in full force and effect, except as may be affected by bankruptcy, insolvency, moratorium and the rights of creditors generally;

   (b) no consent is required with respect to the lease or sublease as a result of this Agreement, and the actions contemplated by this Agreement will not result in the change of any terms of the lease or sublease or otherwise affect the ongoing validity of the lease or sublease;

   (c) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

   (d) no party to the lease or, to knowledge of the General Partners, sublease has repudiated any provision thereof;

   (e) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or, to the Knowledge of the General Partners, sublease;

   (f) the Fund has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

   (g) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required by the Fund in connection with the operation thereof and, to the Knowledge of the General Partners, have been operated and maintained in all material respects in accordance with applicable laws, rules, and regulations; and

   (h) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

   7.13 Intellectual Property.

   (a) The Fund owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of the Fund as presently conducted. Each item of Intellectual Property owned or used by the Fund immediately prior to the Closing hereunder will be owned or available for use by the Fund on identical terms and conditions immediately subsequent to the Closing hereunder. The Fund has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) The Fund has not Knowingly interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the General Partners nor any of the corporate General Partner's directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Fund must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the General Partners, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Fund which are material to the operation of the Fund's business.

   (c) The Fund has no patent or registration which has been issued to the Fund with respect to any of its Intellectual Property.

   (d) Section 7.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Fund uses pursuant to license, sublicense, agreement, or permission. The General

Partners have made available to APF and the Operating Partnership correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).

   (e) To the Knowledge of the General Partners, nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Fund's business as presently conducted.

   7.14 Tangible Assets. The Fund owns or leases all buildings, machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted. Each such tangible asset is free from all material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The Most Recent Balance Sheet sets forth all of the assets, in the opinion of the General Partners, necessary to conduct the Fund's business as it is currently being conducted.

   7.15 Contracts. Section 7.15 of the Disclosure Schedule lists all of the following types of contracts and other agreements to which the Fund is a party:

   (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

   (b) any agreement concerning a partnership or joint venture;

   (c) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

   (d) any agreement concerning confidentiality or noncompetition;

   (e) any agreement with any General Partner or any of their Affiliates (other than the Fund);

   (f) any agreement under which it has advanced or loaned any amount to any of the General Partners or the corporate General Partner's directors, officers, and employees outside the Ordinary Course of Business; or

   (g) any agreement under which the consequences of a default or termination could have a Material Adverse Effect.

   The General Partners have made available to APF and the Operating Partnership a correct and complete copy of each written agreement listed in
Section 7.15 of the Disclosure Schedule (as amended to date) which is not included as an exhibit to a Fund SEC Document and a written summary setting forth the terms and conditions of each oral agreement referred to in Section
7.15 of the Disclosure Schedule. With respect to each agreement set forth in
Section 7.15 of the Disclosure Schedule or filed as an exhibit to a Fund SEC
Document: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

   7.16 Notes and Accounts Receivable. All notes and accounts receivable of the Fund are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Fund.

   7.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Fund.

   7.18 Insurance. Section 7.18 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Fund has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets): (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; and (iii) the policy number and the period of coverage. With respect to each current insurance policy, to the Knowledge of the General Partners and the Fund: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Fund nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Fund has been covered during the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets) by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period. Section 7.18 of the Disclosure Schedule describes any self-insurance arrangements affecting the Fund.

   7.19 Litigation. Section 7.19 of the Disclosure Schedule sets forth each instance, not already disclosed in the Fund SEC Documents, in which the Fund
(i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to or, to its Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section
7.19 of the Disclosure Schedule or the Fund SEC Documents could result in any Material Adverse Effect on the Fund. None of the General Partners has any reason to believe that any additional such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Fund.

   7.20 Tenants. To the Knowledge of any of the General Partners, no current tenant of a property owned by the Fund presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   7.21 Employees. The Fund does not have and has never had any employees, officers or directors. The Fund is not and has never been a party to or had any liability with respect to any Employee Benefit Plan.

   7.22 Guaranties. The Fund is not a guarantor of and is not otherwise liable for any liability or obligation (including indebtedness) of any other Person.

   7.23 Registration Statement. The information furnished by the Fund for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.24 Environmental Matters. The Fund is currently in compliance with all material environmental laws, ordinances, regulations and orders applicable to its business or properties, and, to the Knowledge of the General Partners, the tenants' present uses of the Fund's properties, whether leased or owned, do not materially violate any such laws, ordinances, regulations or orders. The Fund is not subject to any Liability or claim in connection with any environmental law or any use, treatment, storage or disposal of any hazardous substance or material or pollutant or any spill, leakage, discharge or release of any hazardous substance or material or pollutant as a result of having owned or operated any business prior to the Effective Time, which if a violation existed would have a Material Adverse Effect on the Fund.

   7.25 Vote Required. The affirmative vote of at least a majority of the outstanding Fund Interests is the only vote of any security holder in the Fund (under applicable law or otherwise) required to approve the Merger, this Agreement and the other transactions contemplated hereby.

   7.26 Disclosure. The representations and warranties contained in this
Article VII do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VII not misleading.

                                  ARTICLE VIII
                             Pre-Closing Covenants

   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

   8.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article X below).

   8.2 Notices and Consents. The General Partners shall give any notices to third parties and obtain any third party consents referred to in Sections 5.1, 5.2, 7.3 and 7.4 above and the related sections of the Disclosure Schedule. APF, the OP General Partner and the Operating Partnership shall give any notices to third parties and obtain any third party consents referred to in Sections 6.4 and 6.5 above. Each of the Parties shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 5.1, 6.4 and
7.3 above.

   8.3 Maintenance of Business; Prohibited Acts. During the period from the date of this Agreement to the Effective Time, the General Partners will not, and will not cause the Fund to, take any action that adversely affects the ability of the Fund (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organizations, and (iii) to preserve its relationships with its tenants; and the General Partners will not allow the Fund to, without the OP General Partner's prior written consent, which consent shall not be unreasonably withheld:

   (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrance of (i) any additional ownership interests (including the Fund Interests), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its ownership interests or any other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or (ii) any other securities in respect of, in lieu of or in substitution for the Fund Interests outstanding on the date hereof;

   (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Fund Interests);

   (c) split, combine, subdivide or reclassify any of its ownership interests or otherwise make any payments to the Partners; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution in respect of its ownership interests at such times and in such manner and amount as may be consistent with the Fund's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from December 31, 1998 through the Effective Time, to the extent not otherwise paid or distributed to the Partners), or (ii) any distribution of property necessary for the representation and warranty set forth in Section
7.11 to be true and correct;

   (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

   (e) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation outside the Ordinary Course of Business;

   (f) other than as may be necessary to consummate the Merger, adopt any amendments to its certificate of limited partnership or limited partnership agreement;

   (g) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, outside the Ordinary Course of Business;

   (h) engage in the conduct of any business the nature of which is materially different from the business in which the Fund is currently engaged;

   (i) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Fund;

   (j) forgive any indebtedness owed to the Fund or convert or contribute by way of capital contribution any such indebtedness owed;

   (k) authorize or enter into any agreement providing for management services to be provided by the Fund to any third party or an increase in management fees paid by any third party under existing management agreements;

   (l) mortgage, pledge, encumber, sell, lease or transfer any material assets of the Fund except as contemplated by this Agreement;

   (m) authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

   (n) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.

   8.4 Full Access. The General Partners shall permit representatives of APF and the OP General Partner to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Fund to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Fund. APF, the OP General Partner and the Operating Partnership shall permit representatives of the General Partners and the Fund to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of APF and the Operating Partnership to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to APF, the OP General Partner and the Operating Partnership. The Parties agree that any information obtained in connection with the exercise of their rights pursuant to this Section 8.4 shall be Confidential Information for purposes of this Agreement.

   8.5 Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Articles V, VI or VII above, as applicable. No disclosure by any Party pursuant to this Section 8.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

   8.6 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of APF, the Operating Partnership, the General Partners and the Fund shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of APF after the Effective Time as a real estate investment trust as defined within Section 856 of the Code.

   8.7 Fund Partner Approval. The General Partners hereby agree to vote the Fund Interests owned by them in favor of this Agreement and the transactions contemplated hereby and agree, subject to the satisfaction of their fiduciary duties as general partners under Florida law, as reasonably determined by the General Partners, to recommend that the limited Partners of the Fund vote their Fund Interests in favor of this Agreement and the transactions contemplated hereby.

   8.8 Delivery of Certain Financial Statements.

   (a) In addition to disclosure in Fund SEC Documents required to be filed by the Fund, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, the Fund shall provide to APF and the OP General Partner with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by the Fund and each of the General Partners that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of the Fund as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   (b) In addition to disclosure in APF SEC Documents required to be filed by APF, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, APF shall provide to the Fund and the General Partners with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by APF that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of APF as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   8.9 State Takeover Statutes. APF, the APF Board of Directors, the Operating Partnership, the Fund and the General Partners shall (i) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation, including without limitation, the control share acquisition provisions of Section 3-701 et seq. of the Maryland GCL and the business combination provisions of Section 3-601 et seq of the Maryland GCL (each, a "Takeover Statute"), is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and
(ii) if any Takeover Statute becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

   8.10 Exclusivity. None of the General Partners shall solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Fund (including any acquisition structured as a merger, consolidation, or share exchange). The General Partners shall notify APF and the Operating Partnership immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

   8.11 Listing. APF shall effect, at or before the issuance of any APF Common Shares issued as Share Consideration pursuant to Article IV, authorization for listing or quotation of such APF Common Shares on the NYSE, subject to official notice of issuance.

   8.12 Maintenance of APF's Business. During the period from the date of this Agreement to the Effective Time, APF will not take any action that adversely affects the ability of APF (i) to pursue its business in the ordinary course,
(ii) to seek to preserve intact its current business organizations (iii) to preserve its relationships with its tenants and (iv) will not take any action to affect it status as a REIT for federal income tax purposes.

   8.13 Registration of Share Consideration. APF shall cause the Registration Statement to become effective prior to the Closing Date.

   8.14 Delivery and Approval of Disclosure Schedule and Schedule 1. Within fifteen (15) business days after the date of this Agreement the General Partners shall deliver to APF the Disclosure Schedule and APF shall deliver to the General Partners Schedule 1. Within fifteen (15) business days after APF receives the Disclosure Schedule it shall give the General Partners notice either that the disclosures in the Disclosure Schedule are, as to substance, satisfactory to APF, in its sole and absolute discretion, or that they are not satisfactory and that APF terminate this Merger Agreement pursuant to Section
11.2. Likewise, within fifteen (15) business days after the General Partners receive Schedule 1, the General Partners shall give APF notice either that the disclosures in Schedule 1 are, as to substance, satisfactory to them, in their sole and absolute discretion, or that they are not satisfactory and that such General Partners terminate the Agreement pursuant to Section 11.2. In the case of both APF and the General Partners, the failure of either to give the notice specified above within the applicable fifteen (15) business day period shall constitute approval of the Disclosure Schedule or Schedule 1, as applicable.

   8.15 Certain Acquisitions. APF or its Subsidiaries shall acquire CNL Fund Advisors, Inc., CNL Financial Corp. and CNL Financial Services, Inc. (collective, the "CNL Restaurant Services Group") substantially in accordance with the terms and conditions set forth in their respective merger agreements dated on or about the date hereof or such other terms that are mutually agreed to by the parties.

                                   ARTICLE IX

                             Post-Closing Covenants

   The Parties agree as follows with respect to the period following the
Closing:

   9.1 General. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XII below). The General Partners acknowledge and agree that from and after the Closing, the Surviving Partnership will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Fund.

   9.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Fund, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Article XII below).

   9.3 Transition. The General Partners will not take any action that is designed or intended to have the effect of discouraging any tenant, lessor, licensor, customer, supplier, or other business associate of the Fund from maintaining the same business relationships with the Surviving Partnership after the Closing as it maintained with the Fund prior to the Closing.

   9.4 Confidentiality.

   (a) The General Partners and the Fund will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to APF or the OP General Partner, as applicable, or destroy, at the request and option of APF or the OP General Partner, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the General Partners or the Fund is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such General Partner or the Fund, as applicable, will notify APF or the OP General Partner, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such General Partner or the Fund is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such General Partner or the Fund, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that such General Partner or the Fund, as applicable, shall use its best efforts to obtain, at the request of APF or the OP General Partner, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as APF or the OP General Partner, as applicable, shall designate.

   (b) APF, the OP General Partner and the Operating Partnership will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and, if the Closing does not occur, deliver promptly to the Fund General Partners, as applicable, or destroy, at the request and option of the Fund or the General Partners, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. Prior to the Closing and if the Closing does not occur, in the event that any of APF, the OP General Partner or the Operating Partnership is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, APF, the OP General Partner or the Operating Partnership, as applicable, will notify the Fund or the General Partners, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this
Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, APF, the OP General Partner or the Operating Partnership is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then APF, the OP General Partner or the Operating Partnership, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that APF, the OP General Partner or the Operating Partnership, as applicable, shall use its best efforts to obtain, at the request of the Fund or the General Partners, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Fund or the General Partners, as applicable, shall designate.

   9.5 Covenant Not to Compete. Unless employed by the Surviving Partnership or APF after the Closing, for a period of three years from and after the Closing Date, none of the General Partners will engage directly or indirectly in any business serving the restaurant industry that the Surviving Partnership or APF conducts as of the Closing Date, except existing restaurant businesses and properties currently owned or advised by affiliates of CNL Group, Inc., including CNL Advisory Services, Inc. In addition, and not in lieu of the foregoing, for a period of three years from and after the Closing Date, James
M. Seneff, Jr. hereby covenants and agrees not to engage or participate, directly or indirectly, as principal, agent, executive, employee, employer, consultant, stockholder, partner or in any other individual capacity whatsoever, in the conduct or management of, or own any stock or any other equity investment in or debt of, any business that relates to the ownership, acquisition or development of "restaurant operations"; provided, however, for the purposes of this Agreement, "restaurant operations" shall not include the ownership, acquisition or development of hotel and health care properties that contain restaurant operations and those entities set forth on Schedule 9.5, and provided further, the noncompetition covenant shall not operate to preclude Mr. Seneff's ownership of APF Common Shares and of up to 5% of the equity securities of companies whose common stock is publicly traded that are engaged in owning, operating, franchising or making are engaged in owning, operating, franchising or making loans to restaurants and restaurant companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

   9.6 Tax Matters.

   (a) If there is an adjustment to any item reported on a pre-closing Tax Return that results in an increase in the Taxes payable by the Fund or any of the General Partners, and such adjustment results in a corresponding adjustment to items reported on a post-closing Tax Return with the result that the Taxes payable either by APF, any of its Subsidiaries, or by any consolidated group of companies of which APF or any Subsidiary are then members are reduced, or a refund of Taxes is increased, then any APF Indemnity Claim that the General Partners or Fund owes APF or the Operating Partnership pursuant to Article XII below shall be reduced by the amount by which such Taxes are reduced or such refunds are increased.

   (b) Any refund or credit of Taxes (including any statutory interest thereon) received by APF or any of its Subsidiaries attributable to periods ending on or prior to or including the Closing Date that were paid by the Fund pursuant to this Agreement shall reduce any APF Indemnity Claim that the General Partners or the Fund owes APF pursuant to Article XII below by an amount equal to the amount of such refund or credit.

   (c) In the event that APF or any of its Subsidiaries receives notice, whether orally or in writing, of any pending or threatened federal, state, local or foreign tax examinations, claims settlements, proposed adjustments or related matters with respect to Taxes that could affect the Fund or the General Partners, or if the Fund or any of the General Partners receives notice of such matters that could affect APF or any of its Subsidiaries, the party receiving such notice shall notify in writing the potentially affected party within ten
(10) days thereof. The failure of either party to give the notice required by this Section shall not impair such party's rights under this Agreement except to the extent that the other party demonstrates that it has been damaged thereby.

   (d) The General Partners shall have the responsibility for, and shall be entitled, at their expense, to contest, control, compromise, reasonably settle or appeal all proceedings with respect to pre-closing Taxes.

                                   ARTICLE X

                       Conditions to Obligation to Close

   10.1 Conditions to Each Party's Obligation. The respective obligations of APF, the OP General Partner, the Operating Partnership, the Fund and the General Partners to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived upon the written consent of APF and the General Partners:

   (a) Governmental Approvals and Consents. The Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Sections 5.1, 6.4, and 7.3 above.

   (b) No Injunction or Proceedings. There shall not be any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, in the reasonable judgment of APF or the General Partners, (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

   (c) No Suspension of Trading, Etc. At the Effective Time, there shall be no declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war or other international, armed hostility or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of APF, would have a Material Adverse Effect on the Fund or, in the sole judgment of any of the General Partners, would have a Material Adverse Effect on APF.

   (d) Shareholder/Partner Approvals. The stockholders of APF shall have approved APF's Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A, and the Partners of the Fund shall have approved the Merger Proposal, amendments to the partnership agreement, if any.

   (e) Registration of Share Consideration. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

   10.2 Conditions to Obligation of APF, the OP General Partner and the Operating Partnership. The obligations of APF, the OP General Partner and the Operating Partnership to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) the General Partners and the Fund shall have delivered to APF and the OP General Partner a certificate to the effect that:

     (i) the representations and warranties set forth in Article V and
  Article VII above are true and correct in all material respects at and as of the Closing Date;

     (ii) the General Partners and the Fund have performed and complied with all of their covenants hereunder in all material respects at and as of the Closing Date;

     (iii) the General Partners and the Fund have procured all of the material third-party consents specified in, respectively, Section 5.2 and
  Section 7.4 above and the related sections of the Disclosure Schedule; and

     (iv) no action, suit, or proceeding is pending or, to their Knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
  (C) affect adversely the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

Notwithstanding the foregoing, APF's obligation to close as a result of a breach of the representations and warranties contained in Section 7.24 shall be governed solely by Section 10.2(e) below.

   (b) since December 31, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of the Fund, such determination to be made in the reasonable discretion of APF;

   (c) APF and the Operating Partnership shall have received an opinion dated as of the Closing Date from Baker and Hostetler LLP, counsel to the General Partners and the Fund, taken as a whole, in form and substance reasonably satisfactory to APF and the Operating Partnership;

   (d) APF shall have received the Disclosure Schedule and approved it in accordance with Section 8.14;

   (e) There shall not exist an unlawful environmental condition on one or more properties owned by the Fund, which in the opinion of a mutually acceptable environmental engineer or consultant, would require APF to expend in excess of $3,886,185 in order to remediate such unlawful environmental condition and cause the subject property or properties to comply with applicable environmental laws, ordinances, regulations or orders; and

   (f) If each of the CNL Income Funds approves its respective Proposed Acquisition, Merrill Lynch & Co. shall not have withdrawn its Fairness Opinion issued in connection with the Merger. If a Proposed Acquisition is not approved by the applicable CNL Income Fund, then the Special Committee of the Board of Directors of APF shall have received a fairness opinion addressed to APF and its stockholders from Merrill Lynch & Co. as to the fairness of the Proposed Acquisitions that were approved by the respective CNL Income Fund, including the consideration to be paid in connection therewith, to APF and its stockholders from a financial point of view.

   APF, the OP General Partner and the Operating Partnership may waive any condition specified in this Section 10.2 if they execute a writing so stating at or prior to the Closing.

   10.3 Conditions to Obligation of the General Partners and the Fund. The obligations of the General Partners and the Fund to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) APF, the OP General Partner and the Operating Partnership shall have delivered to the General Partners and the Fund a certificate to the effect that:

     (i) the representations and warranties set forth in Article VI above are true and correct in all material respects at and as of the Closing Date;

     (ii) APF, the OP General Partner and the Operating Partnership have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

     (iii) no action, suit, or proceeding is pending or, to their knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

   (b) APF shall have delivered to the Fund for distribution to the Partners the Share Consideration pursuant to Section 4.2 and, as applicable, the cash and Notes pursuant to Section 4.4;

   (c) since September 30, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of APF;

   (d) APF shall have acquired the CNL Restaurant Services Group;

   (e) the General Partners shall have received Schedule 1 and approved it in accordance with Section 8.14;

   (f) the APF Common Shares shall have been approved for listing on the NYSE subject to official notice of issuance;

   (g) the General Partners shall have received an opinion dated as of the Closing Date from Shaw Pittman Potts & Trowbridge, counsel to APF and the Operating Partnership, in form and substance reasonably satisfactory to the General Partners; and

   (h) Legg Mason Wood Walker Incorporated shall not have withdrawn the Fund Fairness Opinion.

   The General Partners and the Fund may waive any condition specified in this
Section 10.3 if they execute a writing so stating at or prior to the Closing.

                                  ARTICLE XI

                                  Termination

   11.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the General Partners, the limited partners of the Fund, the OP General Partner or the stockholders of APF, respectively, either by the mutual written consent of APF, the OP General Partner and the General Partners or by mutual action of the General Partners and the Boards of Directors of each of the corporate General Partner and the OP General Partner and the Special Committee.

   11.2 Termination by Individual Parties. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee and the Board of Directors of the OP General Partner in the event of a failure of a condition to the obligations of APF and the Operating Partnership set forth in
Section 10.2 of this Agreement; (b) by the General Partners in the event of a failure of a condition to the obligations of General Partners or the Fund set forth in Section 10.3 of this Agreement; (c) any Party if the Merger shall not have occurred by December 31, 1999 or (d) if a United States federal or state court of competent jurisdiction or United States federal or state governmental agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, in the case of a termination pursuant to clause (a) or (b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

   11.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article XI, no Party hereto (or any of its directors or officers) shall have any liability or further obligation to any other Party to this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement or the obligations set forth in Sections 9.4 and 13.11.

                                  ARTICLE XII

                                Indemnification

   12.1 Indemnity Obligations of the General Partners and the Fund. Subject to Sections 12.5 and 12.6 hereof, each of the General Partners severally, in accordance with its percentage interest in the Share Consideration and limited in amount to the value of the APF Common Shares received by it, based upon the average per share closing price of the APF Common Shares for the first twenty trading days after the APF Common Shares are listed on NYSE (the "20 Day Average Price"), agree to indemnify and hold APF, the OP General Partner and the Surviving Partnership harmless from, and to reimburse APF, the OP General Partner and the Surviving Partnership for, any APF Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "APF Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, cost, or expense of any nature whatsoever resulting from (i) any breach of any representation and warranty of any of the General Partners or the Fund which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements, or undertakings of any of the General Partners or the Fund which are contained in or made pursuant to this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 12.1.

   12.2 Indemnity Obligations of APF, the OP General Partner and the Operating Partnership. Subject to Sections 12.5 and 12.6 hereof, APF, the OP General Partner and the Operating Partnership (including in its capacity as the Surviving Partnership) hereby jointly and severally agree to indemnify and hold each of the General Partners and the Fund harmless from, and to reimburse each of the General Partners and the Fund for, any Fund Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "Fund Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, cost, or expense of any nature whatsoever incurred by any of the General Partners or the Fund resulting from
(i) any breach of any representation and warranty of APF, the OP General Partner or the Operating Partnership which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements, or undertakings of APF, the OP General Partner and the Operating Partnership which are contained in or made pursuant to the terms and conditions of this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this
Section 12.2.

   12.3 Appointment of Representative. James M. Seneff, Jr. is hereby appointed as the exclusive agent of the General Partners and the Fund to act on their behalf with respect to any and all Fund Indemnity Claims and any and all APF Indemnity Claims arising under this Agreement or such other representative as may be hereafter appointed by the General Partners. Such agent is herein referred to as the "Representative." The Representative shall take, and the General Partners agree that the Representative shall take, any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the General Partners and the Fund, as fully as if such parties were acting on their own behalf, including, without limitation, asserting Fund Indemnity Claims against APF, the OP General Partner and the Operating Partnership, defending all APF Indemnity Claims, consenting to, compromising, or settling all Fund Indemnity Claims and APF Indemnity Claims, conducting negotiations with APF, the OP General Partner and the Operating Partnership and their representatives regarding such claims, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants, or other representatives in connection with the foregoing matters. APF, the OP General Partner and the Operating Partnership shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the General Partners and the Fund. The Representative, acting pursuant to this Section 12.3, shall not be liable to any of the General Partners or the Fund for any act or omission, except in connection with any act or omission that was the result of the Representative's bad faith or gross negligence.

   12.4 Notification of Claims. Subject to the provisions of Section 12.5, in the event of the occurrence of an event which any Party asserts constitutes an APF Indemnity Claim or a Fund Indemnity Claim, as applicable, such Party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim and which is in the possession of the indemnified party. If such event involves the claim of any third party (a "Third-Party Claim"), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment, or compromise of any such Third-Party Claim, and to employ counsel to assist such indemnifying party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third-Party Claim, to join in the defense, settlement, adjustment, or compromise of the same. An indemnified party's failure to give timely notice or to furnish the indemnifying party with any relevant data and documents in connection with any Third-Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such Party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party. Any indemnifying party may elect, at such Party's sole expense, to assume control of the defense, settlement, adjustment, or compromise of any Third-Party Claim, with counsel reasonably acceptable to the indemnified parties, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all indemnified parties before entering into any settlement, adjustment, or compromise of such claims, or ceasing to defend against such claims, unless such settlement is a cash settlement and contains an unconditional release of the indemnified party from all existing and future claims with respect to the matter being contested. In connection with any Third-Party Claim, the indemnified party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third-Party Claim.

   12.5 Survival. All representations and warranties, and, except as otherwise provided in this Agreement, all covenants and agreements of the parties contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive until eighteen months from the Closing Date; provided, however, the representations and warranties contained in Sections 6.2, 6.3 and 7.11 shall survive until the expiration of the applicable statute of limitations with respect to the matters covered thereby. No claim shall be made after the applicable survival period.

   12.6 Limitations. Notwithstanding the foregoing, any claim by an indemnified party against any indemnifying party under this Agreement shall be payable by the indemnifying party only in the event, and to the extent, that the accumulated amount of the claims in respect of such indemnifying party's obligations to indemnify under this Agreement shall and the other claims described in Article XIII exceed in the aggregate the dollar amount specified in Article XIII. As to APF Indemnity Claims, the liability of each General Partner shall be limited as provided in Article XIII.

   12.7 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, no Party hereto is making any representation, warranty, covenant, or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, or agreement contained herein or in any certificate or other document delivered pursuant hereto relating to the Merger shall give rise to any right on the part of any Party hereto, after the consummation of the Merger, to rescind this Agreement or the transactions contemplated by this Agreement. Following the consummation of the Merger, the rights of the Parties under the provisions of this Article XII shall be the sole and exclusive remedy available to the Parties with respect to claims, assertions, events, or proceedings arising out of or relating to the Merger.

                                  ARTICLE XIII

                            Limitation of Liability

   13.1 Threshold. Notwithstanding anything to the contrary stated in this Agreement, in no event (i) shall the General Partners or any of them have any liability to APF and/or the OP General Partner and the Surviving Partnership on account of any APF Indemnity Claim or for any claim for breach of warranty or for misrepresentation, or any other claim whatsoever arising under this Agreement or in connection with the transaction contemplated herein (individually a "Claim" and collectively, "Claims") or for any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever directly resulting from Claims (collectively, "Losses") unless, until and only to the extent that the accumulated amount of all Losses exceeds the amount of $388,619 in the aggregate (the "Threshold") nor (ii) shall the individual or aggregate liability of the General Partners on account of Claims and Losses exceed the value of APF Common Shares actually issued to the General Partners in the Merger valued at the 20 Day Average Price. To the extent that any Claim is asserted against more than one General Partner, each General Partner shall be liable only for such General Partner's proportionate share of the Claim based on the percentage that the APF Common Shares received by such General Partner in the Merger is of the total APF Commons Shares comprising the Share Consideration. Any Claim against a General Partner, including an APF Indemnity Claim, may be satisfied by such General Partner, in its sole discretion, by surrendering to the claimant(s) APF Common Shares at a value equal to the closing price per share of such shares on the NYSE on the last trading day preceding the date such APF Common Shares are surrendered.

   13.2 Special Indemnification. APF agrees to indemnify, defend and hold harmless the General Partners against any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever, including reasonable attorneys' fees, arising after the Effective Time that would have arisen in their capacity as General Partners of the Fund had the Merger not been consummated and that are the result of APF's alleged actions or inactions. The Threshold described in Section 13.1 above shall not apply to APF obligations to indemnify the General Partners pursuant to this
Section 13.2.

                                  ARTICLE XIV

                                 Miscellaneous

   14.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of APF and the General Partners; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

   14.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

   14.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

   14.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of APF and the General Partners.

   14.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   14.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   14.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given, as of the date two business days after mailing, if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to the Fund or the General Partners:

     c/o James M. Seneff, Jr.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 423-2894

  With copy to:

     Baker & Hostetler LLP
     Sun Trust Center, Suite 2300
     200 South Orange Avenue
     Orlando, Florida 32801
     Attn: Kenneth C. Wright, Esq.
     Telecopy: (407) 841-0168

  If to APF or the Operating Partnership:

     Curtis B. McWilliams
     Executive Vice President
     CNL American Properties, Inc.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 650-1000

  With copy to:

     Shaw Pittman Potts & Trowbridge
     2300 N Street, N.W.
     Washington, D.C. 20037
     Attn: John M. McDonald, Esq.
     Telecopy: (202) 663-8007

   Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

   14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   14.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by APF, the OP General Partner and the General Partners. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   14.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   14.11 Expenses. If the Closing occurs, APF will bear all costs and expenses of the Parties incurred in connection with this Agreement and the transactions contemplated hereby to the extent not already paid by the Fund or the General Partners. If the Closing does not occur, APF, the OP General Partner and the Operating Partnership will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and the General Partners and the Fund will divide their costs and expenses (including legal fees and expenses) as follows:
(i) the Fund shall bear that percentage of the costs and expenses equal to the percentage obtained by dividing the number of Fund votes in favor of the Merger by the sum of the total number of votes cast and the total number of abstentions and (ii) the General Partners shall bear the remainder of the costs and expenses.

   14.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

   14.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

   14.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 13.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

   14.15 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in and for Orange County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL INCOME FUND XIII, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne
                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.
                                          James M. Seneff, Jr., as General
                                           Partner

                                                                      Appendix C

                            CERTIFICATE OF AMENDMENT
                                       TO
                       CERTIFICATE OF LIMITED PARTNERSHIP
                                       OF


                           CNL Income Fund XIII, Ltd.
--------------------------------------------------------------------------------
          (Insert name currently on file with Florida Dept. of State)

   Pursuant to the provisions of section 620.109, Florida Statues, this Florida limited partnership, whose certificate was filed with the Florida Department of State on September 25, 1992, adopts the following certificate of amendment to its certificate of limited partnership:

   FIRST: Amendment(s): (indicate article number(s) being amended, added, or deleted)

   Article XX, Section 21.5 is deleted in its entirety, and all cross references to such section are deleted in their entirety.

   SECOND: This certificate of amendment shall be effective at the time of its filing with the Florida Department of State.

   THIRD: Signature(s)
Signature of current general partner(s):

                                          -------------------------------------
                                          James M. Seneff, Jr.

                                          -------------------------------------
                                          Robert A. Bourne

                                          CNL REALTY CORPORATION

                                          By:
                                          -------------------------------------
                                          Name:

Signature(s) of new general partner(s), if applicable: N/A

                                                                      Appendix D

                               [FORM OF OPINION]

                                       , 1999

James M. Seneff, Jr.
Robert A. Bourne
400 East South Street
Orlando, Florida 32801

Gentlemen:

   We have acted as counsel to CNL Income Fund XIII, Ltd., a Florida limited partnership (the "Partnership") of which you are the general partners (the "General Partners"), in connection with the proposed amendment (the "Proposed Amendment") to the Amended and Restated Agreement of Limited Partnership of CNL Income Fund XIII, Ltd. (the "Partnership Agreement"). The Partnership Agreement requires that in connection with any proposed amendment to the Partnership Agreement (other than ministerial amendments and those amendments dealing with the transfer of a limited partner's partnership interest or the admission of substituted or additional limited partners), the General Partners must obtain an opinion of counsel concerning whether such proposed amendment would result in changing the Partnership to a general partnership. The Proposed Amendment would delete the provision in the Partnership Agreement that prohibits the Partnership from participating in any transaction involving (i) the acquisition, merger, conversion, or consolidation, either directly or indirectly, of the Partnership, and (ii) the issuance of securities of any other partnership, real estate investment trust, corporation trust or other entity that would be created or would survive after the successful completion of such transaction.

   This opinion is furnished pursuant to the Partnership Agreement. In rendering our opinion, we have examined and relied on the Partnership Agreement, the Proposed Amendment, and the Certificate of Limited Partnership of the Partnership. We have, in addition, made such other inquiries of fact and examinations of law as we have deemed necessary for purposes of rendering this opinion.

   We are members of the Bar of the State of Florida and do not hold ourselves out as being conversant with the laws of any jurisdiction other than those of the State of Florida and are expressing no opinion as to the laws of any jurisdiction other than those of the State of Florida and our opinion is so limited.

   In rendering the opinion set forth below, we have assumed: the genuineness of all signatures on records, certificates, instruments, agreements and other documents submitted to us for examination; the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, photostatic, facsimile, reproduced, or conformed copies and the authenticity of the originals of such latter documents; the accuracy and completeness of all factual representations made in the above-referenced documents; and the legal capacity of all natural persons.

   Based upon the foregoing and subject to the limitations and qualifications hereinafter set forth, we are of the opinion that the Proposed Amendment to the Partnership Agreement would not result in changing the Partnership to a general partnership.

   This opinion letter is based upon and limited to laws of the State of Florida as in effect on the date of this letter and to our current knowledge of facts in existence as of the date of this letter and material to the opinions expressed in this letter. This opinion letter is rendered as of the date hereof, and does not purport to analyze, evaluate or consider the legal effect of any event, legal or factual, occurring after such date that may alter the validity, effect or contents of this opinion, and we assume no obligation to update the opinion set forth herein.

This opinion letter is limited to the matters expressly set forth in this letter, and no other statement or opinions should be inferred beyond the matters expressly stated.

   Except as agreed by us in writing, our opinion is solely for the benefit of the addressees shown on the first page hereof and the limited partners of the Partnership and may be relied upon by such parties solely for the purposes for which it is being furnished. Without our prior written consent, this opinion letter may not be used, circulated, quoted or otherwise referred to for any purpose except as stated herein.

                                          Very truly yours,

                                          Baker & Hostetler LLP

                       CNL AMERICAN PROPERTIES FUND, INC.
                          SUPPLEMENT DATED     , 1999
                                       TO
                   PROSPECTUS/CONSENT SOLICITATION STATEMENT
                             DATED           , 1999
                         FOR CNL INCOME FUND XIV, LTD.

   This Supplement is being furnished to you, as a Limited Partner of CNL Income Fund XIV, Ltd., which we refer to as the Income Fund, for the purpose of enabling you to evaluate the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., a Maryland corporation, which is a real estate investment trust. This Supplement is designed to summarize only the risks, effects, fairness and other considerations of the proposed acquisition that are unique to you and the other Limited Partners of your Income Fund. This Supplement does not purport to provide an overall summary of the proposed acquisition and should be read in conjunction with the accompanying Prospectus/Consent Solicitation Statement, which includes detailed discussions regarding APF and the other Income Funds being acquired by APF. Accordingly, the discussions in this Supplement are qualified by the more expanded treatment of these matters appearing in the Prospectus/Consent Solicitation Statement. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" when used herein refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of your Income Fund. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., a wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership.

                                    OVERVIEW

   Pursuant to the Prospectus/Consent Solicitation Statement and this Supplement, you are being asked to approve the Acquisition of your Income Fund by APF. Your Income Fund is one of 18 limited partnerships (which we refer to collectively as the Funds) that APF is seeking to acquire. Supplements have also been prepared for each of the other Funds, copies of which may be obtained without charge to each Limited Partner or his representative upon written request to D.F. King & Co., 77 Water Street, New York, New York 10005.

What is APF?

   APF is a full-service real estate investment trust (or a REIT), formed in 1994, whose primary business, like that of the Funds, is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. As a full-service REIT, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains, from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time of the consummation of the Acquisition and will be one of the largest triple-net lease REITs in the United States.

How many shares of common stock (or APF Shares) will I receive if my Income Fund is acquired by APF?

   Your Income Fund will receive 4,313,041 APF Shares. You will receive your pro rata portion of such shares in accordance with the terms of your Income Fund's partnership agreement. APF has assigned a value, which we refer to as the Exchange Value, of $10.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing. It is possible that the APF Shares will trade at prices substantially below the Exchange Value. APF has, however, recently sold approximately 75 million APF Shares through three public offerings at offering prices per APF share equal to the Exchange Value. At December 31, 1998, of the approximately $750 million raised by APF, APF has used approximately $550 million to acquire restaurant properties and to make mortgage loans and had approximately $120 million in uninvested proceeds which it expects to invest during the first quarter of 1999. The remaining proceeds were used to pay fees and other offering expenses.

What is the required vote necessary to approve the Acquisition?

   Pursuant to the terms of your Income Fund's partnership agreement, APF's acquisition of your Income Fund may not be consummated without the approval of greater than 50% of the outstanding limited partnership Units. Such an approval by your Income Fund's limited partners will be binding on you even if you vote against the Acquisition.

Did you receive a fairness opinion in connection with APF's acquisition of my Fund?

   Yes. Legg Mason Wood Walker, Incorporated rendered an opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds.

Do you, as the general partners of my Income Fund, recommend that I vote in favor of the proposed Acquisition?

   Yes. We unanimously recommend that you vote "For" the proposed Acquisition. We believe that the Acquisition is the best means to maximize the value of your investment in your Fund as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

How do I vote?

   Just indicate on the enclosed consent form how you want to vote, and sign and mail it in the enclosed postage-paid return envelope as soon as possible, so that at the Special Meeting of Limited Partners, your Units may be voted "For" or "Against" APF's acquisition of your Income Fund. If you sign and send in your consent form and do not indicate how you want to vote, your consent form will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?

   Yes, subject to certain limitations. If you vote "Against" the Acquisition, but your Income Fund is nevertheless acquired by APF, you may elect to receive a payment (which we call the Cash/Notes Option) that is 10% in cash and 90% in
  % Callable Notes due        , 2006 (or Notes) based on the liquidation value
of your Income Fund, as determined by Valuation Associates, the appraisal firm that we engaged in connection with the Acquisition. Such liquidation value will be lower than the aggregate Exchange Value of the APF Shares offered to your Income Fund in the Acquisition. The Notes will bear interest at a rate equal to
  %, which was determined based on 120% of the applicable federal rate as of
       , 1999. Please note that you may only receive the Cash/Notes Option if you have voted "Against" the Acquisition and you elect to receive the Cash/Notes Option on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you voted "For" the Acquisition, or you voted "Against" the Acquisition and did not affirmatively select the Cash/Notes Option. The Notes will not be listed on any exchange or automated quotation system, and a market for the Notes will not likely develop.

What are the tax consequences of the Acquisition to me?

   The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners in your Income Fund are tax-deferred or tax-exempt entities (for example, pension plans, 401(k) plans or IRAs), if you are a person subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will be based on the difference between the value of the APF Shares or the tax basis of your Units. If you elect the Cash/Notes Option, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares and cash received by your Income Fund over the tax basis of your Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain real property gain.

   We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

   We have estimated, based on the Exchange Value, that the taxable gain per average original $10,000 investment in your Income Fund will be $348. To review the tax consequences to the Limited Partners of the Funds in greater detail,
see pages    through    of the Prospectus/Consent Solicitation Statement and
"Federal Income Tax Considerations" in this Supplement.

                                  RISK FACTORS

   As a result of APF's Acquisition of your Income Fund, you will assume the risks associated with the assets of APF and the other Funds acquired by APF. Although the majority of APF's assets and the assets of the other Funds acquired by APF are substantially similar to those of your Income Fund, the restaurant properties owned by APF and the other Funds acquired by APF may be differently constructed, located in a different geographic area or of a different restaurant chain than the restaurant properties owned by your Income Fund. Because the market for real estate may vary from one region of the country to another, the change in geographic diversity may expose you to different and greater risks than those to which you are presently exposed. For geographic information regarding APF's and the Funds' restaurant properties, see "APF's Business and The Restaurant Properties -- Business Objectives and Strategies" and "-- The Restaurant Properties -- General" and "Business of the Funds-- Description of Restaurant Properties" in the Prospectus/Consent Solicitation Statement.

   The following is a description of the most significant potential disadvantages, adverse consequences and risks of the Acquisition that are applicable to your Income Fund. This description is qualified in its entirety by the more detailed discussion in the section entitled "Risk Factors" contained in the Prospectus/Consent Solicitation Statement.

 Investment Risks

 .  Uncertainty Regarding the Exchange Value and Trading Price of APF Shares
   Following Listing. Your Income Fund will be receiving 4,313,041 APF Shares if your Income Fund approves the Acquisition. There has been no prior market for the APF Shares, and it is possible that the APF Shares will trade at prices substantially below the Exchange Value or the historical book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Funds who become APF stockholders as a result of the Acquisition, will have transformed their investment in non-tradable Units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares is relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at amounts substantially less than the Exchange Value as a result of increased selling activity following the issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

 .  Decrease in Distributions. In each of the years ended December 31, 1995,
   1996 and 1997, your Income Fund made $806, $825 and $825, respectively, in distributions per $10,000 investment to you. Based on APF's pro forma financial information, and assuming APF acquires only your Income Fund and that each Limited Partner of your Income receives only APF Shares, you would have received, for the year ended December 31, 1997, $555 in distributions per $10,000 of original investment, which is 32.7% less than the $825 distributed to you as Limited Partner during the same period. The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the year ended December 31, 1997 and for the nine months ended September 30, 1998 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition. See "Cash Distribution to Limited Partners of Your Fund."

 .  Conflicts of Interest in the Acquisition; Substantial Benefits to Related
   Parties. There are certain conflicts of interest inherent in the structure of the Acquisition of your Income Fund. We, James M. Seneff, Jr. and Robert
   A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne, are the three general partners of the Funds. As Board members of APF, Messrs. Seneff and Bourne have an interest in the completion of the Acquisition that may or may not be aligned with your interests as a Limited Partner of the Income Fund or with their own positions as the general partners of your Income Fund. While we will not receive any APF Shares as a result of APF's Acquisition of your Income Fund, we, as the general partners of your Income Fund, may be required to pay all or a substantial portion of the Acquisition costs allocated to your Income Fund to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition. For additional information regarding the Acquisition costs allocated to your Income Fund, see "Comparison of Alternative Effect on Financial Condition and Results of Operations" contained in this Supplement.

 .  Fundamental Change in Nature of Investment. The Acquisition of your Income
   Fund involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in your Income Fund, which has a fixed portfolio of restaurant properties in which you participate in the profits from the operation of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple-net basis, on the date that the Acquisition is consummated (assuming only your Income Fund was acquired as of September 30, 1998), 413 restaurant properties. The risks inherent in investing in an operating company such as APF include APF's ability to invest in new restaurant properties that are not as profitable as APF anticipated, the incurrence of substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and making mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay.

  As an APF stockholder, you will receive the benefits of your investment through (i) dividend distributions on, and (ii) increases in the value of, your APF Shares. In addition, your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale or refinancing of your Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds, from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares (or from the combination of cash paid to and payments on any Notes if you elect the Cash/Notes Option). An investment in APF may not outperform your investment in the Income Fund.

 . Original Investment Timeframe. Your Income Fund's partnership agreement provides that unless earlier terminated pursuant to its terms, your Income Fund will be terminated, dissolved, and its assets liquidated on December 31, 2031. At the time of your Income Fund's formation, we contemplated that its investment program would terminate (and its investments would be liquidated) some time between 2001 and 2006. We currently have no current plans to dispose of your Income Fund's restaurant properties if the Limited Partners do not approve the Acquisition.

 Real Estate/Business Risks

 .  Risk of Default on Mortgage Loans and Market Risks associated with
   Securitizations. APF will be subject to certain risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default.

  In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize (thereby remaining exposed to the related credit and repayment risks on such mortgage loans,) and seek a different source for funding its operations than securitizations.

  APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would typically retain a residual-interest security and may retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default, and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

  APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

 . Risks Associated with Leverage. APF has funded and intends to continue to Fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. At the time of the consummation of the Acquisition, as a general policy, APF's Board of Directors will borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's funds from operations and its ability to make distributions to its stockholders.

 . Acquisition and Development Risks. APF plans to pursue its growth strategy through the acquisition and development of additional restaurant properties. To the extent that APF does pursue this growth strategy, we do not know that it will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

 Tax Risks

 . Failure of APF to Qualify as a REIT for Tax Purposes. If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to the federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

 . Risks Associated with Distribution Requirements. Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to maintain its status as a REIT.

 . Changes in Tax Law. APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans. For a more detailed discussion of the risks associated with the Acquisition, see "Risk Factors" in the Prospectus/Consent Solicitation Statement.

                       CONSIDERATION PAID TO INCOME FUND

   The following table sets forth, for your Income Fund (i) the aggregate amount of original Limited Partner investments in each Fund less any distributions of net sales proceeds paid to the Limited Partners of that Fund,
(ii) the original amount of Limited Partner investments in each Fund less any distributions of net sales proceeds per average $10,000 investment, (iii) the number of APF Shares to be paid to your Income Fund, (iv) the estimated value of the APF Shares paid to your Income Fund, (v) the estimated Acquisition expenses allocated to your Income Fund, (vi) the estimated value, based on the Exchange Value, of APF Shares paid to your Income Fund after deducting Acquisition expenses, and (vii) the estimated value, based on the Exchange Value, of APF Shares you will receive for each $10,000 of your original investment:

 Original Limited       Original Limited                                               Estimated  Estimated Value
Partner Investments   Partner Investments                                              Value of    of APF Shares
     Less Any        Less Any Distributions Number of APF Estimated Value             APF Shares    per Average
   Distributions     of Net Sales Proceeds     Shares      of APF Shares   Estimated     after    $10,000 Original
   of Net Sales            per 10,000        Offered to     Payable to    Acquisition Acquisition Limited Partner
    Proceeds(1)      Original Investment(1)    Fund(2)        Fund(3)      Expenses   Expenses(3)  Investment(3)
-------------------  ---------------------- ------------- --------------- ----------- ----------- ----------------
$45,000,000                 $10,000           4,313,041     $43,130,410    $524,930   $42,605,480      $9,468

--------
(1) Income Fund has had no distributions of net sales proceeds.
(2) The APF Shares payable to each Fund as set forth in this chart will not change if APF acquires fewer than all of the Funds in the Acquisition. This number assumes that none of the Limited Partners of the Fund has elected the Cash/Notes Option.
(3) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be at prices significantly below the Exchange Value.

   Upon completion of the Acquisition of your Income Fund, the operations and existence of your Income Fund will cease. For more detailed information, see "The Acquisition" in the Prospectus/Consent Solicitation Statement. If your Income Fund does not approve the Acquisition, we do not contemplate that your Income Fund would be liquidated in the near future. The Acquisition, however, does not result in an all-cash payment to you in the liquidation of your investment. For example, if you are eligible for and choose the Cash/Notes Option, you become a Noteholder of APF. You will have exchanged your Units for unsecured debt obligations of APF which may not be retired in full until
        , 2006, a date approximately seven years after the date the Acquisition of your Income Fund occurs. On the other hand, if you exchange your Units for APF Shares, you will receive an equity interest in APF whose marketability will depend upon the market that may develop with respect to the APF Shares, which will be listed on the NYSE.

                          EXPENSES OF THE ACQUISITION

   If your Income Fund approves the Acquisition, the portion of the Acquisition expenses attributable to your Income Fund will be paid by your Income Fund, as detailed below. The number of APF Shares paid to your Income Fund would reflect a reduction for your Income Fund's expenses of the Acquisition.

   If the Acquisition of your Income Fund is not approved, we will bear a percentage of all Acquisition expenses equal to the total number of abstentions and "Against" votes cast by the Limited Partners of your Income Fund, divided by the total number of abstentions and votes cast by you and the other Limited Partners of your Income Fund. In such event, your Income Fund will bear the remaining Acquisition expenses.

   The following table sets forth the estimated Acquisition expenses of acquiring your Income Fund:

                       Pre-closing Transaction Costs
        Legal Fees......................................... $ 22,748
        Appraisals and Valuation...........................    9,099
        Fairness Opinions..................................   40,947
        Registration, Listing and Filing Fees..............      --
        Soliciting Dealer Fee..............................   92,341
        Financial Consulting Fees..........................      --
        Environmental Fees.................................   56,870
        Accounting and Other Fees..........................   67,905
                                                            --------
            Subtotal.......................................  289,910
                         Closing Transaction Costs
        Transfer Fees and Taxes............................   79,272
        Legal Fees.........................................   79,540
        Recording Costs....................................      --
        Other..............................................   76,208
                                                            --------
            Subtotal.......................................  235,020
                                                            --------
        Total.............................................. $524,930
                                                            ========

                                 REQUIRED VOTE

Limited Partner Approval Required by the Partnership Agreement

   Article 12 of your Income Fund's partnership agreement provides that the vote of Limited Partners representing greater than 50% of the outstanding Units is required to approve a "Liquidating Sale," which is defined by the partnership agreement to include a transaction or series of transactions resulting in the transfer of 80% or more in value of Income Fund's restaurant properties acquired within two years of the initial date of the prospectus (September 1993). Because the Acquisition of your Income Fund is a Liquidating Sale within the meaning of the partnership agreement, it may not be consummated without the approval of Limited Partners representing greater than 50% of the outstanding Units.

Required Amendment to the Partnership Agreement

   Your Income Fund's partnership agreement includes one provision that may prevent the successful completion of APF's Acquisition of your Income Fund. This provision must be amended in order to successfully complete the Acquisition. Therefore, if you vote "For" the Acquisition, you will also be asked to vote in favor of this amendment. The proposed amendment is summarized below:

 . Amendment to Roll-Up Prohibition. Article 21 of the partnership agreement currently provides that your Income Fund may not participate in any transaction involving (i) the acquisition, merger, conversion or consolidation, either directly or indirectly, of your Income Fund, and (ii) the issuance of securities of any other partnership, real estate investment trust, corporation, trust or other entity that would be created or would survive after the successful completion of such transaction.

   If the Limited Partners holding a majority of the Units approve this amendment to your Income Fund's partnership agreement your Income Fund, Article 21 will be deleted in its entirety.

Partnership Agreement Amendment Procedures

   Pursuant to Article 13 of your Income Fund's partnership agreement, we may propose amendments to the partnership agreement. Article 13 of the partnership agreement requires that we furnish you with a verbatim statement of the proposed amendment, which is attached to this Supplement as Appendix C, and to include an opinion of our counsel regarding whether the proposed amendment would result in changing your Income Fund to a general partnership, changing our liability or your liability, or allowing you to take part in the control or management of your Income Fund. The form of opinion of Baker & Hostetler LLP is attached to this Supplement as Appendix D.

Consequence of Failure to Approve the Acquisition or the Amendments

   If the Limited Partners of your Income Fund representing greater than 50% of the outstanding Units do not vote "For" the Acquisition and the proposed amendment to the partnership agreement, the Acquisition may not be consummated under the terms of the partnership agreement. In such event, we plan to continue to operate your Income Fund as a going concern and to eventually dispose of your Income Fund's restaurant properties approximately 7 to 12 years after they were acquired (or as soon thereafter as, in our opinion, market conditions permit), as contemplated by the terms of the partnership agreement.

Special Meeting to Discuss the Acquisition

   We have scheduled a special meeting of the Limited Partners of your Income Fund to discuss the solicitation materials, which include the Prospectus/Consent Solicitation Statement, this Supplement and the other materials distributed to you, and the terms of APF's Acquisition of your Income Fund, prior to voting on the Acquisition. The special meeting will be held at
10:00 a.m., Eastern time, on               , 1999, at
                                          . We and members of APF's management
intend to solicit actively your support for the Acquisition and would like to use the special meeting to answer questions about the Acquisition and the solicitation materials (as defined below) and to explain in person our reasons for recommending that you vote "For" the Acquisition.

                                VOTING PROCEDURE

   The Prospectus/Consent Solicitation Statement, this Supplement, the accompanying transmittal letter, the power of attorney and the consent form constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" the Acquisition of your Income Fund by APF.

   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding Units of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, in the manner described in the Prospectus/Consent Solicitation Statement. A copy of the Agreement and Plan of Merger dated March 11, 1999, by and between APF and your Income Fund is attached hereto as Appendix B. We encourage you to read it.

   If you are not planning on attending the special meeting of the Limited Partners of your Income Fund and voting in person, you should complete and return the consent form before the expiration of the solicitation period. The solicitation period is the time period during which you may vote "For" or "Against" the Acquisition of your Income Fund. The solicitation period will commence upon delivery of the solicitation materials to you (on or about
           , 1999 and will continue until the later of (a)           , 1999 (a
date not less than 60 calendar days from the initial delivery of the solicitation materials), or (b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond December 31, 1999. Any consent form received by Corporate Election Services prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your Units will be counted as voting "Against" the Acquisition of your Income Fund and you will receive APF Shares if your Income Fund is acquired.

   The consent form consists of two parts. Part A seeks your consent to APF's Acquisition of your Income Fund and certain related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve are described above under "Required Vote -- Required Amendment to the Partnership Agreement." If you have interests in more than one Income Fund, you will receive multiple consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter (including the Acquisition), you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without requiring your signatures on multiple documents.

                 COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                  TO THE GENERAL PARTNERS AND THEIR AFFILIATES

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by your Income Fund to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure, which will be in effect after the Acquisition, had been in effect during the years presented below.

   Under your Income Fund's partnership agreement, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. The partnership agreement also provide that we are to be reimbursed for our expenses for services performed for your Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. If your Income Fund is acquired, it will share in the overall cost of managing the consolidated portfolio of properties owned by APF. As stockholders of APF, you and the other former Limited Partners of your Income Fund will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1998, the aggregate amounts accrued or paid by your Income Fund to us are shown below under "Historical" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the years presented, are shown below under "Pro Forma":

                                     Year Ended December 31,
                                     ----------------------- Nine Months Ended
                                      1995    1996    1997   September 30, 1998
                                     ------- ------- ------- ------------------
Historical:
  General Partner Distributions.....      --      --      --           --
  Property Management Fees.......... $38,832 $38,785 $38,626      $27,628
  Broker/Dealer Commissions(1)......
  Due Diligence and Marketing
   Support Fees.....................      --      --      --           --
  Acquisition Fees..................      --      --      --           --
  Asset Management Fees.............      --      --      --           --
  Real Estate Disposition Fees(2)...      --      --      --           --
                                     ------- ------- -------      -------
    Total historical................ $38,832 $38,785 $38,626      $27,628
Pro Forma:
  Cash Distributions on APF Shares..      --      --      --           --
  Salary Compensation...............      --      --      --           --
                                     ------- ------- -------      -------
    Total pro forma.................      --      --      --           --

--------
(1) A majority of the fees paid as broker-dealer commissions and due diligence and marketing support fees were reallowed to other broker-dealers participating in the offering of the Income Fund's Units.
(2) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners. To date, no such fees have been paid since the required minimum returns have not been made to the Limited Partners.

              CASH DISTRIBUTIONS TO LIMITED PARTNERS OF YOUR FUND

   The information below should be read in conjunction with the information contained herein under the caption "Financial Statements" and in the Prospectus/Consent Solicitation Statement under the caption "Summary -- Our Reasons for the Acquisition -- Prices for Fund Units."

   The following table sets forth the distributions paid to the Limited Partners of your Income Fund (per $10,000 original investment) for the periods indicated below:

                                                              Nine Months
                                                          Ended Sept. 30, 1998
                                                          --------------------
                                 1993 1994 1995 1996 1997 Historical Pro Forma
                                 ---- ---- ---- ---- ---- ---------- ---------
Distributions from Income....... $146 $650 $806 $825 $807    $518      $419
Distributions from Return of
 Capital........................   --   --   --   --   18     101        17
                                 ---- ---- ---- ---- ----    ----      ----
  Total......................... $146 $650 $806 $825 $825    $619      $436
                                 ==== ==== ==== ==== ====    ====      ====

--------
(1) Cash distributions presented above as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. Accumulated net income includes deductions for depreciation and amortization expense and income from certain non-cash items. This amount is not required to be presented as a return of capital except for purposes of this table, and the Income Fund has not treated this amount as a return of capital for any other purpose.

   The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the nine months ended September 30, 1998 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition.

   Assuming APF maintains its current level of debt for acquiring future restaurant properties, the expected distribution rate per APF Share will be 8.8% (assuming a $10.00 per APF Share price based on the Exchange Value, the annualized dividend per year is expected to be $0.88 per APF Share). Based on the number of APF Shares that you would receive in the Acquisition per your average $10,000 original investment and this distribution rate, you would receive an annual distribution of approximately $833.

                                    FAIRNESS

General

   We believe the Acquisition to be fair to, and in the best interests of your Income Fund. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

  . the terms of the Acquisition are fair to you and the other Limited Partners; and

  . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and certain alternatives to the Acquisition and a review of the financial condition and performance of APF and your Income Fund and the terms of critical agreements, such as your Income Fund's partnership agreement.

   We also believe that the Acquisition is procedurally fair for several reasons. First, the Acquisition is required to be approved by Limited Partners holding greater than 50% of the outstanding Units of your Income Fund and is subject to certain conditions. Second, if your Income Fund is acquired, all Limited Partners of your Income Fund who vote against the Acquisition will be given the option of receiving APF Shares or the Cash/Note Option.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others our relief from certain ongoing liabilities with respect to Income Fund if it is acquired by APF. For a further discussion of the conflicts of interest and potential benefits of the Acquisition to us, see "Conflicts of Interest" below.

Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners of your Income Fund and maximizes the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Fund. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the Cash/Notes Option, constitutes fair value. In addition, we compared the values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair and is the best way to maximize the return on your investment in light of the values of such consideration.

   2. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners of your Income Fund and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisal of your Income Fund's restaurant properties prepared by Valuation Associates and upon the fairness opinion provided by Legg Mason. A copy of the fairness opinion is attached hereto as Appendix A. We encourage you to read it. We attributed significant weight to the appraisal of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisal of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisal and of Legg Mason to provide the fairness opinion assisted us in the fulfillment of our fiduciary duties to your Income Fund and the Limited Partners, notwithstanding that each of Valuation Associates and Legg Mason received fees for its services and notwithstanding that Legg Mason has previously provided investment banking services to the Funds and to Commercial Net Lease Realty, Inc., a former affiliate of ours. See "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.

   On rendering its opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

  .  the value or fairness of the cash and promissory notes option;

  . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Funds' portfolios or assets if liquidated in real estate markets;

  .  the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited Partners; or

  . any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the Cash/Notes Option.

   3. Valuation of Alternatives. Based on the appraisal of the Income Fund's restaurant properties, we estimated the value of your Income Fund as an ongoing concern and if liquidated. On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of your Income Fund.

   4. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Fund to Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   5. Net Book Value of the Income Fund. We calculated the book value of your Income Fund under generally accepted accounting principles, or GAAP, as of September 30, 1998 per $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is not indicative of the true fair market value of your Income Fund. This figure was compared to the (i) value of the Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998, (ii) value of the Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and
(iii) estimated value of the APF Shares, based on the Exchange Value, paid to each Fund per average $10,000 invested.

                             Summary of Valuations
                       (per $10,000 original investment)

                                                               Estimated Value
                                                                of APF Shares
                                                                 per Average
                                                                   $10,000
                                                       Going   Original Limited
                                  GAAP    Liquidation Concern    Partnership
                               Book Value  Value(1)   Value(1)  Investment(2)
                               ---------- ----------- -------- ----------------
CNL Income Fund XIV, Ltd. ....   $8,791     $8,513     $9,430       $9,468

--------
(1) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.
(2) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of your Income Fund, we each have an independent obligation to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners of your Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants (including the Limited Partners in other Funds). James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to your Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to your Income Fund and also on APF's Board of Directors.

Benefits to General Partners

   As a result of the Acquisition (assuming only your Income Fund is acquired), we are expected to receive certain benefits, including that we will be relieved from certain ongoing liabilities with respect to the Funds that are acquired by APF.

   James M. Seneff, Jr. and Robert A. Bourne (your individual general partners), will continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF and Mr. Bourne serving as Vice Chairman. Furthermore, they will be entitled to receive performance-based incentives, including stock options, under APF's 1999 Performance Incentive Plan or any other such plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Funds if the Acquisition does not occur.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the Acquisition to you.

Certain Tax Differences between the Ownership of Units and APF Shares

   Because your Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your Income Fund, regardless of whether any cash is distributed to you. If your Income Fund is acquired by APF, and you have voted "For" the Acquisition, you will receive APF Shares. If you have voted "Against" the Acquisition but your Income Fund is acquired by APF, you may elect the Cash/Notes Option, in which case you will receive cash and Notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Currently, as the owner of Units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Income Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than your Income Fund's tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by your Income Fund. As a result, APF's tax depreciation from the acquired restaurant properties will differ from your Income Fund's tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a larger portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see " Taxation of APF" and " Taxation of Stockholders Taxable Domestic Stockholders" in the Prospectus/Consent Solicitation Statement.

Tax Consequences of the Acquisition

   In connection with the Acquisition and for federal income tax purposes, the assets (and any liabilities) of your Income Fund (if your Income Fund is acquired by APF) will be transferred to APF in return for APF Shares and/or cash and Notes. Your Income Fund will then immediately liquidate and distribute such property to you. The IRS requires that you recognize a share of the income or loss, subject to the limits described below, recognized by your Income Fund, including gain recognized as a result of the transfer of restaurant properties pursuant to the Acquisition. The estimated taxable gain and loss based on the Exchange Value, for an average

$10,000 original Limited Partner investment in your Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                           Estimated Gain/(Loss)
                                                            per Average $10,000
                                                             Original Limited
                                                           Partner Investment(1)
                                                           ---------------------
CNL Income Fund XIV, Ltd. ................................         $348

--------
(1) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be at prices significantly below the Exchange Value.

   Under section 351(a) of the Code, no gain or loss is recognized if (i) property is transferred to a corporation by one more individuals or entities in exchange for the stock of that corporation, and (ii) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman, APF's tax counsel, that, following the Acquisition, the Limited Partners of the Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least 80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect the Cash/Notes Option, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between (1) the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership and (2) the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or another Limited Partner in your Income Fund elect the Cash/Notes Option, your Income Fund will receive APF Shares, cash and Notes in exchange for your Income Fund's assets. Because the
principal portion of the Notes will not be due until     , 2006, the
acquisition of your Income Fund's assets, in part, in exchange for Notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the Notes is collected in the year of the Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to value of the APF Shares and cash received by your Income Fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price (without reduction for any selling expenses) for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, and that are assumed or taken subject to by the Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares, cash and Notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset" (i.e., real property and depreciable assets used in a trade or business and held for more than one year). Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section 1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report his, her or its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive cash and Notes rather than APF Shares. Even though a Limited Partner's election of the Cash/Notes Option may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of your Income Fund's gain as determined under the partnership agreement of your Income Fund. Therefore, Limited Partners who elect the Cash/Notes Option may recognize gain in the year of the Acquisition despite the fact that they will receive only a small amount of cash and no publicly-traded instruments with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the Notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the Notes by the Limited Partners electing the Cash/Notes Option. See "-- Tax Consequences of Liquidation and Termination of Your Fund" below.

   Tax Consequences of the Liquidation and Termination of Your Fund. If your Fund is acquired by APF, your Fund will be deemed to have liquidated and distributed APF Shares and/or cash and Notes, as the case may be, to you. The taxable year of your Income Fund will end at this time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition (including gain or loss resulting from the Acquisition described above). If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or cash and Notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of your Income Fund, determine to be pro rata based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive (determined on the closing date of the Acquisition) and your adjusted tax basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distribution of the APF Shares)). Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive cash and Notes in the Acquisition, you will recognize gain to the extent that the amount of cash you receive in the Acquisition exceeds your adjusted basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distributions of the cash and Notes)). Your basis in the Notes distributed to you will equal your adjusted basis in your Units, reduced (but not below zero) by the amount of any cash distributed to you and your holding period for the Notes for purposes of determining capital gain or loss from the disposition of the Notes will include your holding period for your Units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold Units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not an organization described in section 501(c)(7) (social clubs), section 501(c)(9) (voluntary employees' beneficiary associations), section 501(c)(17) (supplemental unemployment benefit trusts) or section 501(c)(20) (qualified group legal services plans) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Income Funds that are acquired by APF will equal the fair market value of the APF Shares plus the cash and the issue price of the Notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property may differ from the Income Fund's basis therein, and the restaurant properties may be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds following the Acquisition.

   For a discussion of the taxation of APF, see "Federal Income Tax Considerations -- Taxation of APF" in the Prospectus/Consent Solicitation Statement.

     SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
        APF, FUNDS, ADVISOR AND CNL RESTAURANT FINANCIAL SERVICES GROUP
                      Nine Months Ended September 30, 1998

                                            Historical                                           Pro Forma
                          ------------------------------------------------               ---------------------------------
                                                                   CNL
                                                               Restaurant
                                        CNL Income              Financial
                                         Fund XIV,              Services      Combined    Pro Forma          Combined Pro
                              APF          Ltd.      Advisor      Group      Historical  Adjustments             Forma
                          ------------  ----------- ---------- -----------  ------------ -----------         -------------
Operating Data Revenues:
 Rental and earned
  income................  $ 22,947,199  $ 2,474,536 $      --  $       --   $ 25,421,735 $ 9,635,208  (a)
                                                                                              47,778  (b)    $  35,104,721
 Management fees........           --           --  21,405,127   5,122,366    26,527,493 (21,043,762) (c)
                                                                                          (2,875,906) (d)        2,607,825
 Interest and other
  income................     6,117,911       73,074        751  18,463,647    24,655,356   1,526,547  (e)       26,181,903
                          ------------  ----------- ---------- -----------  ------------ -----------         -------------
 Total revenue..........    29,065,110    2,547,583 21,405,878  23,586,013    76,604,584 (12,710,135)           63,894,449
Expenses:
 General and
  administrative........     1,539,004      221,045  6,701,115   6,704,482    15,165,646  (1,312,357) (f)
                                                                                          (1,415,100) (g)
                                                                                             (38,146) (h)       12,400,043
 Advisory fees..........     1,248,393       27,628        --    1,026,231     2,302,252  (2,302,252) (i)              --
 State taxes............       397,569       22,498     15,226     220,180       655,473      59,807  (j)          715,280
 Depreciation and
  amortization..........     2,693,020      277,598    131,539   1,000,493     4,102,650   3,048,676  (k)(l)     7,151,326
 Interest expense.......           --           --     105,668  14,234,533    14,340,201     (68,670) (m)       14,271,531
 Paid to affiliates.....           --           --     256,456   1,569,202     1,825,658  (1,825,658) (n)              --
                          ------------  ----------- ---------- -----------  ------------ -----------         -------------
 Total expenses.........     5,877,986      548,769  7,210,004  24,755,121    38,391,880  (3,853,700)           34,538,180
                          ------------  ----------- ---------- -----------  ------------ -----------         -------------
Net earnings (loss)
 before equity in
 earnings of joint
 ventures/minority
 interests, gain (loss)
 on sale of properties,
 gain on securitization,
 and provision (credit)
 for federal income
 taxes..................    23,187,124    1,998,814 14,195,874  (1,169,108)   38,212,704  (8,856,435)           29,356,269
                          ------------  ----------- ---------- -----------  ------------ -----------         -------------
Equity in earnings of
 joint ventures/minority
 interests..............       (23,271)     241,570        --       12,452       230,751         --                230,751
Gain (loss) on sales of
 properties.............           --       112,206        --          --        112,206         --                112,206
Gain on securitization..           --           --         --    3,018,268     3,018,268         --              3,018,268
Provision (credit) for
 federal income taxes...           --           --   5,607,415     708,666     6,316,081  (6,316,081)(o)               --
                          ------------  ----------- ---------- -----------  ------------ -----------         -------------
Net earnings............  $ 23,163,853  $ 2,352,590 $8,588,459 $ 1,152,946    35,257,848 $(2,540,354)        $  32,717,494
                          ============  =========== ========== ===========  ============ ===========         =============
Other Data:
Weighted average number
 of shares of common
 stock outstanding
 during period..........    47,633,909          N/A        N/A         N/A           N/A         --             74,002,850(p)
Total properties owned
 at end of period.......           357           56        N/A         N/A           N/A         --                    413
Funds from operations...  $ 26,408,569  $ 2,581,659        N/A         N/A           N/A         --          $  37,356,718
Total cash distributions
 declared...............  $ 26,460,446  $ 2,784,390        N/A         N/A           N/A         --          $  37,356,718
Cash distributions
 declared per $10,000
 investment.............  $        572  $       619        N/A         N/A           N/A         --          $         505
                                            Historical                          Combined         Pro Forma
                                        September 30, 1998                    Historical    September 30, 1998
                          ------------------------------------------------  ------------ ---------------------------------
Balance Sheet Data
Real estate assets,
 net....................  $407,663,180  $32,435,783 $      --  $       --   $440,098,963 $ 6,963,413 (q)
                                                                                          26,052,741 (r)     $ 473,115,117
Mortgages/notes
 receivable.............    33,523,506          --         --  173,776,981   207,300,487     849,195 (r)       208,149,682
Accounts receivable,
 net....................       575,104          --   7,544,985   7,342,103    15,462,192  (7,855,308)(s)         7,606,884
Investment in/due from
 joint ventures.........       631,374    3,633,822        --          --      4,265,196     738,434 (q)         5,003,630
Total assets............   566,383,967   40,570,962  8,429,809 197,528,789   812,913,527  26,575,470           839,488,997
Total
 liabilities/minority
 interest...............    14,478,585    1,013,605  5,049,152 185,998,045   206,539,387 (10,846,172)(s)(t)    195,693,215
Total equity............   551,905,382   39,557,357  3,380,657  11,530,744   606,374,140  37,421,642 (q)(t)    643,795,783

-------

(a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and 2) properties that were developed by APF from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period.)

       Rental and
         earned
       income on
        Property
      Transactions
      by APF......   $9,635,208

(b) Represents $47,778 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1997.
(c) Represents the elimination of intercompany fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

     Origination fees............................................. $ (1,569,202)
     Secured equipment lease fee..................................      (44,426)
     Advisory fees................................................   (1,750,011)
     Reimbursement of administrative costs........................     (298,240)
     Acquisition fees.............................................  (15,392,193)
     Underwriting fees............................................     (254,945)
     Administrative fees..........................................     (148,491)
     Executive fee................................................     (310,000)
     Guarantee fees...............................................      (93,750)
     Servicing fee................................................   (1,014,117)
     Development fees.............................................     (166,876)
     Consulting fee...............................................       (1,511)
                                                                   ------------
       Total...................................................... $(21,043,762)
                                                                    ============

(d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."
(e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.
(f) Represents the elimination of intercompany expenses paid between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

      Reimbursement of administrative costs....................... $  (298,240)
      Servicing fee...............................................  (1,014,117)
                                                                   -----------
                                                                   $(1,312,357)
                                                                   ===========

(g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by APF were subject to capitalization during the entire period and 2) costs relating to properties not developed by APF were subject to capitalization up through the time that EITF 97-11 became effective.

       General and
      administrative
      costs.........   $(1,415,100)

(h) Represents savings of $38,146 in professional services and administrative expenses resulting from reporting on one combined company versus 22 separate entities.
(i) Represents the elimination of fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Advisory fees.............................................. $ (1,750,011)
       Administrative fees........................................     (148,491)
       Executive fee..............................................     (310,000)
       Guarantee fees.............................................      (93,750)
                                                                   ------------
                                                                   $ (2,302,252)
                                                                   ============

(j) Represents additional state taxes of $59,807 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the Income Fund had operated under a REIT structure.

(k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (q) from acquiring the Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

       Depreciation expense.......................................... $1,486,751

(l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (q).

       Amortization of goodwill...................................... $1,561,925

(m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in footnote (4), II (d) in the Notes to the Pro Forma Financial Statements attached to this Supplement.

       Interest expense.............................................. $ (68,670)

(n) Represents the elimination of fees paid to affiliates for fees incurred between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees............................................ $(1,569,202)
       Underwriting fees...........................................    (254,945)
       Consulting fee..............................................      (1,511)
                                                                    -----------
                                                                    $(1,825,658)
                                                                    ===========

(o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the acquisition. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.
(p) APF Shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved the proposal to increase the number of authorized APF Shares.
(q) Represents the payment of $524,929 in cash and the issuance of 16,560,548 APF Shares in consideration for the purchase of the Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 using the Exchange Value of $10 per APF Share plus estimated transaction costs. The acquisitions of the Income Fund and the CNL Restaurant Financial Services Group have been accounted for under the purchase accounting method and goodwill was recognized to the extent the estimated value of the consideration paid exceeded the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on APF's statement of earnings. APF will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by APF.

       Income Fund...............................................  $ 43,130,405
       Advisor...................................................    76,000,000
       CNL Restaurant Financial Services Group...................    47,000,000
       Total Purchase Price (cash and shares)....................   166,130,405
       Less cash paid to Income Fund.............................      (524,929)
       Share consideration.......................................   165,605,476
       Transaction costs of APF..................................     8,933,000
                                                                   ------------
        Total costs incurred.....................................  $174,538,476
                                                                   ============

  In addition, APF i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the Income Fund carrying value of land and building on operating leases by $5,611,645, net investment in direct financing leases by $1,351,768, investment in joint venture by $738,434, made downward adjustments to the carrying value of accrued rental income of $1,795,945, and made downward adjustments to other assets of $3,668,522 to adjust historical values to fair value, iii) recorded goodwill of $41,651,327 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $76,705,940 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $39,557,357 of the Income Fund, Advisor and CNL
  Restaurant Financial Services Group.
(r) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.
(s) Represents the elimination by the Income Fund of $5,929 in related party payables recorded as receivables by the Advisor, the elimination by the Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by APF of $1,208,000 in related party payables recorded as receivables by the Advisor.
(t) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the acquisition of the CNL Restaurant Businesses since the acquisition agreements require that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the acquisition.

        SELECTED HISTORICAL FINANCIAL DATA OF CNL INCOME FUND XIV, LTD.

   The following table sets forth certain financial information for the Income Fund, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of CNL Income Fund XIV, Ltd." in this Supplement.

                            Nine Months Ended
                              September 30,            Year Ended December 31,
                         ----------------------- -----------------------------------
                            1998        1997        1997        1996        1995
                         ----------- ----------- ----------- ----------- -----------
Revenues (1)............ $ 2,789,153 $ 3,209,495 $ 4,268,693 $ 4,503,039 $ 4,406,707
Net income (2)..........   2,352,590   2,752,076   3,665,940   3,916,329   3,751,237
Cash distributions
 declared...............   2,784,390   2,784,390   3,712,520   3,712,522   3,628,130
Net income per Unit
 (2)....................        0.52        0.61        0.81        0.86        0.83
Cash distributions
 declared per Unit......        0.62        0.62        0.83        0.83        0.81
Weighted average number
 of Limited Partner
 Units outstanding......   4,500,000   4,500,000   4,500,000   4,500,000   4,500,000
                              September 30,                 December 31,
                         ----------------------- -----------------------------------
                            1998        1997        1997        1996        1995
                         ----------- ----------- ----------- ----------- -----------
Total assets............ $40,570,962 $41,081,362 $40,984,624 $41,045,849 $40,838,104
Total partners'
 capital................  39,557,357  40,003,423  39,989,157  40,035,737  39,831,930

--------
(1) Revenues include equity in earnings of the joint ventures.
(2) Net income for the nine months ended September 30, 1998 includes $112,206 from gain on sale of land and building. Net income for the year ended December 31, 1995, includes $66,518 from loss on sale of land.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                    OPERATIONS OF CNL INCOME FUND XIV, LTD.

Introduction

   The Income Fund is a Florida limited partnership that was organized on September 25, 1992, to acquire for cash, either directly or through joint venture arrangements, both newly constructed and existing restaurants, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains. The leases are triple-net leases, with the lessee responsible for all repairs and maintenance, property taxes, insurance and utilities. As of September 30, 1998, the Income Fund owned 56 restaurant properties, which included interests in 10 restaurant properties owned by joint ventures in which the Income Fund is a co-venturer.

Liquidity and Capital Resources

 Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997

   During the nine months ended September 30, 1998 and 1997, the Income Fund generated cash from operations (which includes cash received from tenants, distributions from joint ventures, and interest and other income received, less cash paid for expenses) of $2,610,623 and $2,782,288, respectively. The decrease in cash from operations for the nine months ended September 30, 1998, as compared to the nine months ended September 30, 1997, is primarily a result of changes in income and expenses as described below in "Results of Operations" and changes in the Income Fund's working capital.

   Other sources and uses of capital included the following items during the nine months ended September 30, 1998.

   During the nine months ended September 30, 1998, the Income Fund sold its restaurant property in Madison, Alabama and two restaurant properties in Richmond, Virginia, to third parties, for a total of $1,667,462 and received net sales proceeds of $1,606,702, resulting in a total gain of $70,798 for financial reporting purposes. These restaurant properties were originally acquired by the Income Fund in 1993 and 1994, and had costs totaling approximately $1,393,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold these restaurant properties for a total of approximately $213,300 in excess of their original purchase prices. During the nine months ended September 30, 1998, the Income Fund reinvested a portion of the net sales proceeds from the sale of the restaurant property in Madison, Alabama in a joint venture arrangement, as described below. The Income Fund will distribute amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any (at a level reasonably assumed by us), resulting from the sale.

   In addition, in April 1998, the Income Fund reached an agreement to accept $360,000 for the restaurant property in Riviera Beach, Florida, which was taken through a right of way taking in December 1997. The Income Fund had received preliminary sales proceeds of $318,592 as of December 31, 1997. Upon agreement of the final sales price of $360,000, and receipt of the remaining sales proceeds of $41,408, the Income Fund recognized a gain of $41,408 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in 1994 and had a cost of approximately $276,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold this restaurant property for a total of approximately $83,600 in excess of its original purchase price. In October 1998, the Income Fund reinvested the net sales proceeds from the right of way taking of the restaurant property in Riviera Beach, Florida in a restaurant property in Fayetteville, North Carolina, as described below.

   In September 1997, the Income Fund entered into a joint venture arrangement, CNL Kingston Joint Venture, with one of our affiliates, to construct and hold one restaurant property. Construction of the restaurant was completed in January 1998. As of September 30, 1998, the Income Fund had contributed $206,848 to the joint venture and owned a 39.94% interest in the profits and losses of the joint venture. In addition, in April
1998, the Income Fund reinvested a portion of the net sales proceeds from the sale of the restaurant property in Madison, Alabama in a joint venture arrangement, Melbourne Joint Venture, with one of our affiliates, to construct and hold one restaurant property, at a total cost of $1,052,552. As of September 30, 1998, the Income Fund had contributed $314,011 to purchase land and pay for construction costs relating to the joint venture. The Income Fund has agreed to contribute approximately $212,300 in additional construction costs to the joint venture. The Income Fund will have an approximate 50% interest in the profits and losses of the joint venture.

   As of September 30, 1998, the net sales proceeds from the sale of one of the restaurant properties in Richmond, Virginia were being held in an interest bearing escrow account pending the release of funds by the escrow agent to acquire an additional restaurant property. In October 1998, the Income Fund reinvested these net sales proceeds, along with additional funds, in a restaurant property in Fayetteville, North Carolina, as described below.

   In October 1998, the Income Fund reinvested approximately $1,533,100 of the net sales proceeds it received from the sales of the restaurant properties in Richmond, Virginia and the right of way taking of the restaurant property in Riviera Beach, Florida, and a portion of the net sales proceeds it received from the sale of the restaurant property in Madison, Alabama, in a Bennigan's restaurant property located in Fayetteville, North Carolina. In connection therewith, the Income Fund entered into a long term, triple-net lease with terms substantially the same as its other leases. The Income Fund acquired the Bennigan's restaurant property from one of our affiliates. The affiliate had purchased and temporarily held title to the restaurant property in order to facilitate the acquisition of the restaurant property by the Income Fund. The purchase price paid by the Income Fund represented the costs incurred by the affiliate to acquire the restaurant property, including closing costs.

   Currently, cash reserves and rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term, highly liquid investments pending the use of such funds to pay Income Fund expenses or to make distributions to partners. At September 30, 1998, the Income Fund had $2,293,184 invested in such short-term investments, as compared to $1,285,777 at December 31, 1997. The increase in cash is primarily attributable to the receipt of net sales proceeds relating to the sales of one of the restaurant properties in Richmond, Virginia and the restaurant property in Madison, Alabama, net of the amount reinvested in Melbourne Joint Venture, as described above. In addition, the increase in cash is partially attributable to the release of funds held in escrow at December 31, 1997 relating to the right of way taking of the restaurant property in Riviera Beach, Florida, as described above. The funds remaining at September 30, 1998, after payment of distributions and other liabilities, will be used to meet the Income Fund's working capital and other needs and to acquire additional restaurant properties.

   Total liabilities of the Income Fund, including distributions payable, increased to $1,013,605 at September 30, 1998, from $995,467 at December 31, 1997. We believe that the Income Fund has sufficient cash on hand to meet its current working capital needs.

   Based on current and anticipated future cash from operations, the Income Fund declared distributions to the Limited Partners of $2,784,390 for each of the nine months ended September 30, 1998 and 1997 ($928,130 for each of the quarters ended September 30, 1998 and 1997). This represents distributions for each applicable nine months of $0.62 per unit ($0.21 per unit for each applicable quarter). No distributions were made to us for the quarters and nine months ended September 30, 1998 and 1997. No amounts distributed to the Limited Partners for the nine months ended September 30, 1998 and 1997, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contribution. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   We have the right, but not the obligation, to make additional capital contributions if we deem it appropriate in connection with the operations of the Income Fund.

The Years Ended December 31, 1997, 1996 and 1995

   The Income Fund's primary source of capital for the years ended December 31, 1997, 1996 and 1995, was cash from operations (which includes cash received from tenants, distributions from joint ventures and interest received, less cash paid for expenses). Cash from operations was $3,606,190, $3,706,296 and $3,709,844 for the years ended December 31, 1997, 1996 and 1995, respectively. The decrease in cash from operations during 1997 and 1996, each as compared to the previous year, is primarily a result of changes in income and expenses as discussed in "Results of Operations" below and changes in the Income Fund's working capital during each of the respective years.

   Other sources and used of capital included the following items during the years ended December 31, 1997, 1996 and 1995.

   The Income Fund received notice in January 1995, from the tenant of two of its restaurant properties located in Knoxville, Tennessee, and Dallas, Texas, of the tenant's intention to exercise its option, in accordance with its lease agreement, to substitute other properties for these two restaurant properties. In March 1995, the Income Fund sold its two restaurant properties in Knoxville, Tennessee and Dallas, Texas, to the tenant for their original purchase prices, excluding acquisition fees and miscellaneous acquisition expenses, and received net sales proceeds totaling $696,012. The Income Fund used the net sales proceeds, along with other uninvested offering proceeds, to acquire two Checkers restaurant properties in Coral Springs and St. Petersburg, Florida, from the tenant. As a result of these transactions, the Income Fund recognized a loss of $66,518 for financial reporting purposes primarily due to acquisition fees and miscellaneous acquisition expenses that the Income Fund had allocated to the Knoxville, Tennessee, and Dallas, Texas restaurant properties, and due to the accrued rental income relating to future scheduled rent increases that the Income Fund had previously recorded and wrote off at the time of sale.

   In September 1996, Wood-Ridge Real Estate Joint Venture, a joint venture in which the Income Fund owns a 50% interest, sold its two restaurant properties to the tenant for $5,020,878 and received net sales proceeds of $5,001,180, resulting in a gain to the joint venture of approximately $261,100 for financial reporting purposes. These restaurant properties were originally acquired by Wood-Ridge Real Estate Joint Venture in September 1994 and had a combined, total cost of approximately $4,302,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the joint venture sold these properties for approximately $698,700 in excess of their original purchase price. In October 1996, Wood-Ridge Real Estate Joint Venture reinvested $4,404,046 of the net sales proceeds in five restaurant properties. In January 1997, the joint venture reinvested $502,598 of the remaining net sales proceeds in an additional restaurant property. During 1997, the Income Fund and the other joint venture partner each received approximately $52,000, representing a return of capital, for the remaining uninvested net sales proceeds.

   During 1997, the Fund entered into an agreement with the tenant of the Checkers #486 Property in Richmond, Virginia, to sell the restaurant property. The general partners believe that the anticipated sales price exceeds the Fund's cost attributable to the restaurant property. As of February 28, 1998, the sale had not occurred.

   During 1997, the Income Fund entered into an agreement with a third party to sell the restaurant property in Marietta, Georgia. We believe that the anticipated sales price exceeds the Income Fund's cost attributable to the restaurant property. As of February 28, 1998, the sale had not occurred.

   In December 1997, the Port of Palm Bay deposited $660,000 in the registry of the court on behalf of the Fund and the tenant in exchange for taking possession of the restaurant property located in Riviera Beach, Florida, through a total right of way taking. The Fund owned the land and the tenant owned the building relating to this restaurant property. The general partners and the tenant are in the process of negotiating the allocation of the $660,000. The general partners anticipate that the Fund will be entitled to receive at least $330,000, but the general partners intend to pursue a larger allocation of this amount. As of December 31, 1997, the Fund had removed the carrying value of the land in the amount of $318,592 from its accounts due to the fact that the Port of Palm Bay had taken possession of this restaurant property, and in exchange, the Fund recorded restricted cash in the amount of $318,592. The general partners anticipate that the Fund will recognize a gain as a result of the taking of this restaurant property and will recognize such gain when the final proceeds are determined. As of February 28, 1998, the final amount of proceeds to be received had not been determined.

   In January 1998, the Fund sold its restaurant property in Madison, Alabama, to a third party for $740,000 and received net sales proceeds of $700,950. Due to the fact that the Fund had recognized accrued rental income since the inception of the lease relating to the straight lining of future scheduled rent increases in accordance with generally accepted accounting principles, the Fund wrote off $13,314 of such accrued rental income at December 31, 1997. Due to the fact that the Fund recorded the write off at December 31, 1997, no gain or loss will be recorded in 1998 for financial reporting purposes relating to the sale. The Fund intends to reinvest the net sales proceeds in an additional restaurant property. The general partners believe that the transaction, or a portion thereof, relating to the sale of this restaurant property and the reinvestment of the proceeds will be structured to qualify as a like-kind exchange transaction for federal income tax purposes.

   In January 1998, the Fund sold its restaurant property in Richmond, Virginia (#548), to a third party for $512,462 and received net sales proceeds in that amount, resulting in a gain of $70,798 for financial reporting purposes. The Fund intends to reinvest the net sales proceeds in an additional restaurant property. The general partners believe that the transaction, or a portion thereof, relating to the sale of this restaurant property and the reinvestment of the proceeds will be structured to qualify as a like-kind exchange transaction for federal income tax purposes.

   None of the restaurant properties owned by the Income Fund or the joint ventures in which the Income Fund owns an interest is or may be encumbered. Subject to certain restrictions on borrowing, however, the Income Fund may borrow funds but will not encumber any of the restaurant properties in connection with any such borrowing. The Income Fund will not borrow for the purpose of returning capital to the Limited Partners. The Income Fund will not borrow under arrangements that would make the Limited Partners liable to creditors of the Income Fund. We further have represented that we will use our reasonable efforts to structure any borrowing so that it will not constitute "acquisition indebtedness" for federal income tax purposes and also will limit the Income Fund's outstanding indebtedness to three percent of the aggregate adjusted tax basis of its restaurant properties. Certain of our affiliates from time to time incur certain operating expenses on behalf of the Income Fund for which the Income Fund reimburses the affiliates without interest.

   Currently, cash reserves and rental income from the Income Fund's restaurant properties are invested in money market accounts or other short-term, highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or make distributions to partners. At December 31, 1997, the Income Fund had $1,285,777 invested in such short-term investments as compared to $1,462,012 at December 31, 1996. The decrease in cash is primarily attributable to the Income Fund investing in CNL Kingston Joint Venture in September 1997, as described above. The funds remaining at December 31, 1997, after the payment of distributions and other liabilities, will be used to meet the Income Fund's working capital and other needs.

   During 1997, 1996 and 1995, the affiliates incurred on behalf of the Income Fund $87,695, $94,152 and $104,433, respectively, for certain operating expenses. In addition, during 1995, certain of our affiliates incurred on behalf of the Income Fund $577 for certain acquisition expenses. At December 31, 1997 and 1996, the Income Fund owed $7,853 and $1,651, respectively, to affiliates for such amounts and accounting and administrative services and management fees. As of February 28, 1998, the Income Fund had reimbursed the affiliates all such amounts. Other liabilities, including distributions payable, decreased to $987,614 at December 31, 1997, from $1,008,461 at December 31, 1996, primarily as a result of a decrease in rents paid in advance at December 31, 1997.

   Based primarily on current and future cash from operations, the Income Fund declared distributions to the Limited Partners of $3,712,520, $3,712,522 and $3,628,130 for the years ended December 31, 1997, 1996 and 1995, respectively. This represents distributions of $0.83 per Unit for each of the years ended December 31, 1997 and 1996 and $0.81 per Unit for the year ended December 31, 1995. No amounts distributed or to be distributed to the Limited Partners for the years ended 1997, 1996 and 1995 are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return of their adjusted capital contributions.

   We believe that the restaurant properties are adequately covered by insurance. In addition, we have obtained contingent liability and property coverage for the Income Fund. This insurance is intended to reduce the Income Fund's exposure in the unlikely event a tenant's insurance policy lapses or is insufficient to cover a claim relating to the restaurant property.

   Due to low operating expenses and ongoing cash flow, we believe that the Income Fund has sufficient working capital reserves at this time. In addition, because leases of the Income Fund's restaurant properties are on a triple-net basis, it is not anticipated that a permanent reserve for maintenance and repairs will be established at this time. To the extent, however, that the Income Fund has insufficient funds for such purposes, we will contribute to the Income Fund an aggregate amount of up to one percent of the offering proceeds for maintenance and repairs. We have the right to cause the Income Fund to maintain additional reserves if, in our discretion, we determine such reserves are required to meet the Income Fund's working capital needs.

Results of Operations

 Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997

   During the nine months ended September 30, 1997, the Income Fund owned and leased 50 wholly-owned restaurant properties (including one restaurant property in Riviera Beach, Florida, sold through a right of way taking in December 1997) and during the nine months ended September 30, 1998, the Income Fund owned and leased 49 wholly-owned restaurant properties (including two restaurant properties in Richmond, Virginia, and one restaurant property in Madison, Alabama, which were sold during 1998) to operators of fast-food and family-style restaurant chains. In connection therewith, during the nine months ended September 30, 1998 and 1997, the Income Fund earned $2,474,536 and $2,934,924, respectively, in rental income from operating leases (net of adjustments to accrued rental income) and earned income from direct financing leases from these restaurant properties, $852,352 and $977,641 of which was earned during the quarters ended September 30, 1998 and 1997, respectively. The decrease in rental and earned income during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, is primarily attributable to the fact that in June 1998, the Income Fund stopped receiving rental income from the tenant, Long John Silver's Inc., which filed for bankruptcy and rejected the leases relating to four restaurant properties. In addition, during the nine months ended September 30, 1998, the Income Fund wrote off approximately $265,000 of accrued rental income (non-cash accounting adjustments relating to the straight-lining of future scheduled rent increases over the lease term in accordance with generally accepted accounting principles) relating to these four restaurant properties. We are currently seeking either replacement tenants or purchasers for these restaurant properties. The Income Fund will not recognize any rental and earned income from these restaurant properties until replacement tenants for these restaurant properties are located, or until the restaurant properties are sold and the proceeds from such sales are reinvested in additional restaurant properties.

   In addition, the decrease in rental and earned income during the quarter and nine months ended September 30, 1998, is partially attributable to a decrease in rental and earned income as a result of the 1998 sales of the restaurant properties in Madison, Alabama and Richmond, Virginia and the 1997 right of way taking of the restaurant property in Riviera Beach, Florida. The decrease in rental and earned income during the quarter and nine months ended September 30, 1998, is also partially due to the fact that the Income Fund wrote off approximately $12,100 in accrued rental income (non-cash accounting adjustments relating to the straight-lining of future scheduled rent increases over the lease term in accordance with generally accepted accounting principles) relating to one of the restaurant properties in Richmond, Virginia to adjust the carrying value of the asset to the net sales proceeds received from the sale of this restaurant property. In October 1998, the Income Fund reinvested the majority of the net sales proceeds from these restaurant properties in a restaurant property in Fayetteville, North Carolina, as described above in "Liquidity and Capital Resources." Consequently, the Income Fund expects the decrease in rental and earned income relating to the sales of these restaurant properties to be partially offset by an increase in rental and earned income relating to the acquisition of the restaurant property in Fayetteville, North Carolina, during the remainder of 1998 and in subsequent years.

   In addition, during the nine months ended September 30, 1997, the Income Fund owned and leased nine restaurant properties and during the nine months ended September 30, 1998, the Income Fund owned and leased ten restaurant properties indirectly through joint venture arrangements. In connection therewith, during the nine months ended September 30, 1998 and 1997, the Income Fund earned $241,570 and $231,204, respectively, attributable to net income earned by these joint ventures, $76,939 and $78,381 of which was earned during the quarters ended September 30, 1998 and 1997, respectively. The increase in net income earned by joint ventures during nine months ended September 30, 1998, as compared to the nine months ended September 30, 1997, is primarily attributable to the Income Fund investing in Kingston Joint Venture in September 1997.

   In addition, during the nine months ended September 30, 1998 and 1997, the Income Fund earned $73,047 and $43,367, respectively in interest and other income, $26,585 and $12,765 of which was earned during the quarters ended September 30, 1998 and 1997, respectively. The increase in interest and other income for the quarter and nine months ended September 30, 1998 is primarily due to an increase in interest income earned on net sales proceeds relating to the sales of several restaurant properties during 1998 described above, pending the reinvestment of the net sales proceeds in additional restaurant properties.

   Operating expenses, including depreciation and amortization expense, were $548,769 and $457,419 for the nine months ended September 30, 1998 and 1997, respectively, of which $238,307 and $138,402 were incurred for the quarters ended September 30, 1998 and 1997, respectively. The increase in operating expenses during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, is partially attributable to the fact that the Income Fund accrued insurance and real estate tax expenses as a result of Long John Silver's Inc. filing for bankruptcy and rejecting the leases relating to four restaurant properties in June 1998. In connection with the bankruptcy, the Income Fund reclassified these assets from net investment in direct financing leases to land and buildings on operating leases. In accordance with Statement of Financial Accounting Standards #13, "Accounting for Leases," the Income Fund recorded the reclassified assets at the lower of original cost, present fair value, or present carrying amount, which resulted in a loss on termination of direct financing lease of $21,873 for financial reporting purposes during the quarter and nine months ended September 30, 1998. No such loss was recorded during the quarter and nine months ended September 30, 1997. In addition, the increase in operating expenses during the quarter and nine months ended September 30, 1998, is partially attributable to an increase in depreciation expense due to the fact that during the quarter and nine months ended September 30, 1998, the Income Fund reclassified these assets from net investment in direct financing leases to land and buildings on operating leases. The Income Fund will continue to incur certain expenses, such as real estate taxes, insurance, and maintenance relating to these restaurant properties until new tenants or purchasers are located. The Income Fund is currently seeking either new tenants or purchasers for these restaurant properties.

   As a result of the sales of several restaurant properties and the receipt of proceeds from the right of way taking of the restaurant property in Riviera Beach, Florida, as described above in "Liquidity and Capital Resources," the Income Fund recognized gains totaling $112,206 for financial reporting purposes during the nine months ended September 30, 1998. No restaurant properties were sold during the nine months ended September 30, 1997.

The Years Ended December 31, 1997, 1996 and 1995

   The Income Fund owned and leased 52 wholly-owned restaurant properties during 1995 (including one restaurant property in Knoxville, Tennessee, and one restaurant property in Dallas, Texas, which were sold in March 1995) and 50 wholly-owned restaurant properties during 1996 and 1997 (including one restaurant property in Riviera Beach, Florida which was condemned through a total right of way taking in December 1997). In addition, during 1995, the Income Fund was a co-venturer in three separate joint ventures that owned and leased a total of four restaurant properties, during 1996, the Income Fund was a co-venturer in three joint ventures that owned and leased nine restaurant properties (including two restaurant properties in Wood-Ridge Real Estate Joint Venture, which were sold in September 1996), and during 1997, the Income Fund was a co-venture in four separate joint ventures that owned and leased a total of nine restaurant properties. As of December 31, 1997, the Income Fund owned, either directly or through joint venture arrangements, 58 restaurant properties which are, in general, subject to long-term, triple-net leases. The leases of the restaurant properties provide for minimum base annual rental amounts (payable in monthly installments) ranging from approximately $18,900 to $203,600. All of the leases provide for percentage rent based on sales in excess of a specified amount. In addition, the majority of the leases provide that, commencing in specified lease years (generally the sixth or ninth lease year), the annual base rent required under the terms of the lease will increase.

   During the years ended December 31, 1997, 1996 and 1995, the Income Fund earned $3,911,527, $3,987,525 and $4,015,564, respectively, in rental income from operating leases and earned income from direct financing leases from restaurant properties wholly-owned by the Income Fund. The decrease in rental and earned income during 1996, as compared to 1995, was primarily attributable to the fact that during 1994, the Income Fund's former tenant of the restaurant property in Akron, Ohio, ceased operating the restaurant located on the restaurant property. The Income Fund subsequently leased this restaurant property to various temporary operators who assumed the restaurant operations and paid the Income Fund rent on a month-to-month basis. The decrease in rental and earned income during 1997, as compared to 1996, was primarily attributable to the fact that during May 1997, the temporary operator of the restaurant property in Akron, Ohio, ceased restaurant operations and vacated the restaurant property. The Income Fund ceased recording rental income and wrote off the related allowance for doubtful accounts. The Income Fund entered into a long-term, triple-net lease for this restaurant property with the operator of an Arlington Big Boy in September 1997, and rental income commenced in December, 1997.

   In addition, the decrease in rental and earned income during 1997 as compared to 1996, was partially due to the fact that the Income Fund wrote off accrued rent relating to the restaurant property in Madison, Alabama to adjust the carrying value of the asset to the net proceeds received from the sale of this restaurant property in January 1998.

   In addition, for the years ended December 31, 1997, 1996 and 1995, the Income Fund earned $309,879, $459,137 and $338,717, respectively, attributable to net income earned by joint ventures in which the Income Fund is a co-venturer. The decrease in net income earned by joint ventures during 1997 as compared to 1996, and the increase during 1996 as compared to 1995, is primarily attributable to the fact that in September 1996, Wood-Ridge Real Estate Joint Venture, in which the Income Fund owns a 50% interest, recognized a gain of approximately $261,100 for financial reporting purposes as a result of the sale of its restaurant properties in September 1996, as described above in "Liquidity and Capital Resources."

   During at least one of the years ended December 31, 1997, 1996 and 1995, five lessees (or group of affiliated lessees) of the Income Fund, Flagstar Corporation, Foodmaker, Inc., Long John Silver's, Inc., Checkers Drive-In Restaurants, Inc. and Golden Corral Corporation, each contributed more than 10% of the Income Fund's total rental income (including the Income Fund's share of rental income from nine restaurant properties owned by joint ventures). As of December 31, 1997, Flagstar Corporation was the lessee under leases relating to 11 restaurants, Foodmaker, Inc. was the lessee under leases relating to six restaurants, Long John Silver's, Inc. was the lessee under leases relating to nine restaurants, Checkers Drive-In Restaurants, Inc. was the lessee under leases relating to 17 restaurants and Golden Corral Corporation was the lessee under leases relating to four restaurants. It is anticipated that based on the minimum rental payments required by the leases, these five lessees (or group of affiliated lessees) each will continue to contribute more than 10% of the Income Fund's total rental income in 1998 and subsequent years. In addition, during at least one of the years ended December 31, 1997, 1996 or 1995, six restaurant chains, Hardee's, Denny's, Jack in the Box, Long John Silver's, Checkers and Golden Corral, each accounted for more than 10% of the Income Fund's total rental income (including the Income Fund's share of rental income from nine restaurant properties owned by joint ventures). In subsequent years, it is anticipated that these six restaurant chains each will account for more than 10% of the total rental income to which the Income Fund is entitled under the terms of the leases. Any failure of these lessees or restaurant chains could materially affect the Income Fund's income.

   Operating expenses, including depreciation and amortization expense, were $602,753, $586,710 and $588,952 for the years ended December 31, 1997, 1996 and
1995, respectively. The increase in operating expenses during 1997 as compared to 1996 was primarily attributable to the fact that the Income Fund recorded bad debt expense of $10,500 during 1997 relating to the restaurant property in Akron, Ohio. Due to the fact that the temporary operator ceased operating the restaurant property in May, 1997, as described above in "Liquidity and Capital Resources," we ceased further collection efforts of these past due amounts.

   As a result of the former tenant of the restaurant property in Akron, Ohio, defaulting under the terms of its lease during 1994 and the Income Fund leasing the restaurant property to temporary operators who subsequently ceased operating the restaurant property, the Income Fund incurred real estate taxes during the years ended December 31, 1997, 1996 and 1995. The Income Fund entered into a long-term, triple-net lease for this restaurant property with the operator of an Arlington Big Boy in September 1997, and rental income commenced in December 1997. The new tenant is responsible for real estate taxes; therefore, we do not anticipate the Income Fund will incur these expenses in the future.

   As a result of the 1995 sales of the restaurant properties in Knoxville, Tennessee, and Dallas, Texas, as described above in "Liquidity and Capital Resources," the Income Fund recognized a loss for financial reporting purposes of $66,518 for the year ended December 31, 1995. The loss was primarily due to acquisition fees and miscellaneous acquisition expenses the Income Fund had allocated to these restaurant properties and due to accrued rental income relating to straight lining future scheduled rent increases that the Income Fund had recorded and wrote off at the time of the sale. No restaurant properties were sold during 1996 and 1997.

General

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Income Fund's financial position or results of operations.

   The Income Fund's leases as of September 30, 1998, are, in general, triple-net leases and contain provisions that we believe mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain restaurant sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Management expects that increases in restaurant sales volumes due to inflation and real sales growth should result in an increase in rental income over time. Continued inflation also may cause capital appreciation of the Income Fund's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.

   The Year 2000 problem is the result of information technology systems and embedded systems (products which are made with microprocessor (computer) chips such as HVAC systems, physical security systems and elevators) using a two-digit format, as opposed to four digits, to indicate the year. Such information technology and embedded systems may be unable to properly recognize and process date-sensitive information beginning January 1, 2000.

   The Income Fund does not have any information technology systems. Certain of our affiliates provide all services requiring the use of information technology systems pursuant to a management agreement with the Income Fund. The maintenance of embedded systems, if any, at the Income Fund's properties is the responsibility of the tenants of the properties in accordance with the terms of the Income Fund's leases. We and our affiliates have established a team dedicated to reviewing the internal information technology systems used in the operation of the Income Fund, and the information technology and embedded systems and the Year 2000 compliance plans of the Income Fund's tenants, significant suppliers, financial institutions and transfer agent.

   The information technology infrastructure of our affiliates consists of a network of personal computers and servers that were obtained from major suppliers. The affiliates utilize various administrative and financial software applications on that infrastructure to perform the business functions of the Income Fund. Our inability and that of our affiliates to identify and timely correct material Year 2000 deficiencies in the software and/or infrastructure could result in an interruption in, or failure of, certain of the Income Fund's business activities or operations. Accordingly, we and our affiliates have requested and are evaluating documentation from the suppliers of the affiliates regarding the Year 2000 compliance of their products that are used in the business activities or operations of the Income Fund. The costs expected to be incurred by us and our affiliates to become Year 2000 compliant will be incurred by us and our affiliates; therefore, these costs will have no impact on the Income Fund's financial position or results of operations.

   The Income Fund has material third party relationships with its tenants, financial institutions and transfer agent. The Income Fund depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. If any of these third parties are unable to meet their obligations to the Income Fund because of the Year 2000 deficiencies, such a failure may have a material impact on the Income Fund. Accordingly, we have requested and are evaluating documentation from the Income Fund's tenants, financial institutions, and transfer agent relating to their Year 2000 compliance plans. At this time, we have not yet received sufficient certifications to be assured that the tenants, financial institutions, and transfer agent have fully considered and mitigated any potential material impact of the Year 2000 deficiencies. Therefore, we do not, at this time, know of the potential costs to the Income Fund of any adverse impact or effect of any Year 2000 deficiencies by these third parties.

   We currently expect that all Year 2000 compliance testing and any necessary remedial measures on the information technology systems used in the business activities and operations of the Income Fund will be completed prior to June 30, 1999. Based on the progress we and our affiliates have made in identifying and addressing the Income Fund's Year 2000 issues and the plan and timeline to complete the compliance program, we do not foresee significant risks associated with the Income Fund's Year 2000 compliance at this time. Because we and our affiliates are still evaluating the status of the systems used in business activities and operations of the Income Fund and the systems of the third parties with which the Income Fund conducts its business, we have not yet developed a comprehensive contingency plan and are unable to identify "the most reasonably likely worst case scenario" at this time. As we identify significant risks related to the Income Fund's Year 2000 compliance or if the Income Fund's Year 2000 compliance program's progress deviates substantially from the anticipated timeline, we will develop appropriate contingency plans.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Condensed Balance Sheets as of September 30, 1998 and December 31, 1997...   F-1
Condensed Statements of Income for the Quarters and Nine Months Ended
 September 30, 1998 and 1997..............................................   F-2
Condensed Statements of Partner's Capital for the Nine Months Ended
 September 30, 1998 and for the Year Ended December 31, 1997..............   F-3
Condensed Statements of Cash Flows for the Nine Months Ended September 30,
 1998 and 1997............................................................   F-4
Notes to Condensed Financial Statements for the Quarters and Nine Months
 Ended September 30, 1998 and 1997........................................   F-5
Report of Independent Accountants.........................................   F-8
Balance Sheets as of December 31, 1997 and 1996...........................   F-9
Statements of Income for the Years Ended December 31, 1997, 1996 and
 1995.....................................................................  F-10
Statements of Partner's Capital for the Years Ended December 31, 1997,
 1996 and 1995............................................................  F-11
Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 1995.....................................................................  F-12
Notes to Financial Statements for the Years Ended December 31, 1997, 1996
 and 1995.................................................................  F-13
Unaudited Pro Forma Financial Information.................................  F-21
Unaudited Pro Forma Balance Sheet as of September 30, 1998................  F-22
Unaudited Pro Forma Income Statement for the Nine Months Ended September
 30, 1998.................................................................  F-23
Unaudited Pro Forma Income Statement for the Year Ended December 31,
 1997.....................................................................  F-24
Notes and Management's Assumptions to Unaudited Pro Forma Financial
 Statements...............................................................  F-25

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                        September   December
                                                        30, 1998    31, 1997
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation
 of $1,571,136 and $1,295,713......................... $26,043,665 $25,217,725
Net investment in direct financing leases.............   6,392,118   9,041,485
Investment in joint ventures..........................   3,633,822   3,271,739
Cash and cash equivalents.............................   2,293,184   1,285,777
Restricted cash.......................................     398,539     318,592
Receivables, less allowance for doubtful accounts of
 $5,013 in 1998.......................................         --       19,912
Prepaid expenses......................................      13,689       7,915
Organization costs, less accumulated amortization of
 $10,000 and $8,599...................................         --        1,401
Accrued rental income, less allowance for doubtful
 accounts
 of $11,040 and $6,295................................   1,795,945   1,820,078
                                                       ----------- -----------
                                                       $40,570,962 $40,984,624
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $     1,234 $    10,258
Accrued and escrowed real estate taxes payable........      42,751      19,570
Distributions payable.................................     928,130     928,130
Due to related parties................................       5,929       7,853
Rents paid in advance.................................      35,561      29,656
                                                       ----------- -----------
  Total liabilities...................................   1,013,605     995,467
Partners' capital.....................................  39,557,357  39,989,157
                                                       ----------- -----------
                                                       $40,570,962 $40,984,624
                                                       =========== ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                      Quarter Ended        Nine Months Ended
                                      September 30,          September 30,
                                  ---------------------- ----------------------
                                     1998        1997       1998        1997
                                  ----------  ---------- ----------  ----------
Revenues:
  Rental income from operating
   leases........................ $  682,180  $  723,524 $2,107,058  $2,170,802
  Adjustment to accrued rental
   income........................    (14,350)        --    (277,319)        --
  Earned income from direct
   financing leases..............    184,522     254,117    644,797     764,122
  Interest and other income......     26,585      12,765     73,047      43,367
                                  ----------  ---------- ----------  ----------
                                     878,937     990,406  2,547,583   2,978,291
                                  ----------  ---------- ----------  ----------
Expenses:
  General operating and
   administrative................     51,444      35,386    130,375     111,792
  Professional services..........      5,632       7,006     22,509      18,590
  Bad debt expense...............        --          --         --       14,000
  Management fees to related
   parties.......................      8,842       9,573     27,628      28,863
  Real estate taxes..............     41,562       1,384     46,288       7,192
  State and other taxes..........      1,462         --      22,498      21,874
  Loss on termination of direct
   financing lease...............     21,873         --      21,873         --
  Depreciation and amortization..    107,492      85,053    277,598     255,108
                                  ----------  ---------- ----------  ----------
                                     238,307     138,402    548,769     457,419
                                  ----------  ---------- ----------  ----------
Income Before Equity in Earnings
 of Joint Ventures
 and Gain on Sale of Land and
 Building........................    640,630     852,004  1,998,814   2,520,872
Equity in Earnings of Joint
 Ventures........................     76,939      78,381    241,570     231,204
Gain on Sale of Land and
 Building........................        --          --     112,206         --
                                  ----------  ---------- ----------  ----------
Net Income....................... $  717,569  $  930,385 $2,352,590  $2,752,076
                                  ==========  ========== ==========  ==========
Allocation of Net Income:
  General partners............... $    7,175  $    9,304 $   22,403  $   27,521
  Limited partners...............    710,394     921,081  2,330,187   2,724,555
                                  ----------  ---------- ----------  ----------
                                  $  717,569  $  930,385 $2,352,590  $2,752,076
                                  ==========  ========== ==========  ==========
Net Income Per Limited Partner
 Unit............................ $     0.16  $     0.20 $     0.52  $     0.61
                                  ==========  ========== ==========  ==========
Weighted Average Number of
 Limited
 Partner Units Outstanding.......  4,500,000   4,500,000  4,500,000   4,500,000
                                  ==========  ========== ==========  ==========

                See accompanying notes to financial statements.

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                            Nine Months Ended
                                              September 30,      Year Ended
                                                  1998        December 31, 1997
                                            ----------------- -----------------
General partners:
  Beginning balance........................    $   146,640       $   109,981
  Net income...............................         22,403            36,659
                                               -----------       -----------
                                                   169,043           146,640
                                               -----------       -----------
Limited partners:
  Beginning balance........................     39,842,517        39,925,756
  Net income...............................      2,330,187         3,629,281
  Distributions ($0.62 and $0.83 per
   limited partner unit, respectively).....     (2,784,390)       (3,712,520)
                                               -----------       -----------
                                                39,388,314        39,842,517
                                               -----------       -----------
    Total partners' capital................    $39,557,357       $39,989,157
                                               ===========       ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                          Nine Months Ended
                                                            September 30,
                                                           1998         1997
                                                        -----------  ----------
Increase (Decrease) in Cash and Cash Equivalents:
  Net Cash Provided by Operating Activities...........  $ 2,610,638  $2,782,288
                                                        -----------  ----------
  Cash Flows from Investing Activities:
    Proceeds from sale of land and building...........    1,648,110         --
    Investment in joint venture.......................     (387,573)    (77,277)
    Return of capital from joint venture..............          --       51,950
    Increase in restricted cash.......................      (79,378)        --
                                                        -----------  ----------
        Net cash provided by (used in) investing
         activities...................................    1,181,159     (25,327)
                                                        -----------  ----------
  Cash Flows from Financing Activities:
    Distributions to limited partners.................   (2,784,390) (2,784,390)
                                                        -----------  ----------
        Net cash used in financing activities.........   (2,784,390) (2,784,390)
                                                        -----------  ----------
Net Increase (Decrease) in Cash and Cash Equivalents..    1,007,407     (27,429)
Cash and Cash Equivalents at Beginning of Period......    1,285,777   1,462,012
                                                        -----------  ----------
Cash and Cash Equivalents at End of Period............  $ 2,293,184  $1,434,583
                                                        ===========  ==========
Supplemental Schedule of Non-Cash Investing and
 Financing Activities:
    Net investment in direct financing leases
     reclassified to land and buildings on operating
     leases as a result of lease termination..........  $ 2,084,141  $      --
                                                        ===========  ==========
    Distributions declared and unpaid at end of
     period...........................................  $   928,130  $  928,130
                                                        ===========  ==========


                See accompanying notes to financial statements.

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

             Quarters Nine Months Ended September 30, 1998 and 1997

1. Basic of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to fair statement of the results for the interim periods presented. Operating results for the nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of the date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund XIV, Ltd, (the "Partnership") for the year ended December 31, 1997.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

2. Land and Buildings on Operating Leases

   During the nine months ended September 30, 1998, the partnership sold its property in Madison, Alabama and two properties in Richmond, Virginia, to third parties for a total of $1,667,462 and received net sales proceeds of $1,606,702, resulting in a total gain of $70,798 for financial reporting purposes. These properties were originally acquired by the partnership in 1993 and 1994, and had costs totaling approximately $1,393,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold these properties for a total of approximately $213,300 in excess of their original purchase prices.

   In addition, in April 1998, the Partnership reached an agreement to accept $360,000 for the property in Riviera Beach, Florida, which was taken through a right of way taking in December 1997. The Partnership had received preliminary sales proceeds of $318,592 as of December 31, 1997. Upon agreement of the final sales price of $360,000, and receipt of the remaining sales proceeds of $41,408, the Partnership recognized a gain of $41,408 for financial reporting purposes. This property was originally acquired by the Partnership in 1994 and had a cost of approximately $276,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold this property for a total of approximately $83,600 excess of its original purchase price.

3. Net Investment in Direct Financing Leases

   In January 1998, the Partnership sold its property in Madison, Alabama, for which the building portion had been classified as a direct financing lease. In connection therewith, the gross investment (minimum lease payments receivable and the estimated residual value) and unearned income relating to the building were removed from the accounts (see Note 2).

   During the nine months ended September 30, 1998, four of the Partnership's leases with Long John Silver's Inc. were rejected in connection with the tenant filing for bankruptcy. As a result, the Partnership reclassified these assets from net investment in direct financing leases to land and buildings on operating leases. In accordance with Statement of Financial Accounting Standards #13, "Accounting for Leases," the

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

             Quarters Nine Months Ended September 30, 1998 and 1997 Partnership recorded the reclassified assets at the lower of original cost, present fair value, or present carrying amount, which resulted in a loss on termination of direct financing lease of $21,873 for financial reporting purposes.

4. Investment in Joint Ventures

   In April 1998, the Partnership entered into a joint venture arrangement, Melbourne Joint Venture, with an affiliate of the general partners, to construct and hold one restaurant property, at a total cost of $1,052,552. As of September 30, 1998, the Partnership had contributed $314,011 to purchase land and pay for construction costs relating to the joint venture. The Partnership has agreed to contribute approximately $212,300 in additional construction costs to the joint venture. The Partnership will have an approximate 50 percent interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with an affiliate.

   As of September 30, 1998, Attalla Joint Venture, Salem Joint Venture, Kingston Joint Venture and Melbourne Joint Venture, each owned and leased one property, and WoodRidge Real Estate Joint Venture owned and leased six properties, to operators of fast-food or family-style restaurants. The following presents the combined, condensed financial information for the joint ventures at:

                                                     September 30, December 31,
                                                         1998          1997
                                                     ------------- ------------
      Land and buildings on operating leases,
       less accumulated depreciation................  $6,673,070    $6,008,240
      Net investment in direct financing lease......     361,764       364,479
      Cash..........................................       2,783        13,842
      Receivables...................................      20,884         2,571
      Accrued rental income.........................     212,017       150,621
      Other assets..................................       1,153         1,257
      Liabilities...................................     195,521       231,061
      Partners' capital.............................   7,076,150     6,309,949
      Revenues......................................     582,901       712,004
      Net income....................................     467,698       588,835

   The Partnership recognized income totaling $241,570 and $231,204 for the nine months ended September 30, 1998 and 1997, respectively, from these joint ventures, $76,939 and $78,381 of which was earned for the quarters ended September 30, 1998 and 1997, respectively.

5. Restricted Cash

   As of September 30, 1998, $397,970 in net sales proceeds from the sale of one of the Properties in Richmond, Virginia, plus accrued interest of $569, were being held in an interest-bearing escrow account pending the release of funds by an escrow agent to acquire an additional property.

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

             Quarters Nine Months Ended September 30, 1998 and 1997

6. Subsequent Event

   In October 1998, the Partnership reinvested approximately $1,533,100 of the net sales proceeds it received from the sales of the properties in Richmond, Virginia and the right of way taking of the property in Riviera Beach, Florida, and a portion of the net sales proceeds it received from the sale of the property in Madison, Alabama, in a Bennigan's property located in Fayetteville, North Carolina. In connection therewith, the Partnership entered into a long term, triple-net lease with terms substantially the same as its other leases. The Partnership acquired the Bennigan's property from an affiliate of the general partners. The affiliate had purchased and temporarily held title to the property in order to facilitate the acquisition of the property by the Partnership. The purchase price paid by the Partnership represented the costs incurred by the affiliate to acquire the property, including closing costs.

                       Report of Independent Accountants

To the Partners
CNL Income Fund XIV, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund XIV, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund XIV, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
January 20, 1998

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

                                 BALANCE SHEETS

                                                            December 31,
                                                          1997        1996
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation............................. $25,217,725 $25,852,484
Net investment in direct financing leases.............   9,041,485   9,125,272
Investment in joint ventures..........................   3,271,739   3,201,156
Cash and cash equivalents.............................   1,285,777   1,462,012
Restricted cash.......................................     318,592          --
Receivables, less allowance for doubtful accounts of
 $22,970 in 1996......................................      19,912      23,477
Prepaid expenses......................................       7,915       8,243
Organization costs, less accumulated amortization of
 $8,599 and $6,599....................................       1,401       3,401
Accrued rental income.................................   1,820,078   1,369,804
                                                       ----------- -----------
                                                       $40,984,624 $41,045,849
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $    10,258 $     5,447
Accrued and escrowed real estate taxes payable........      19,570      12,364
Distributions payable.................................     928,130     928,130
Due to related parties................................       7,853       1,651
Rents paid in advance.................................      29,656      62,520
                                                       ----------- -----------
  Total liabilities...................................     995,467   1,010,112
Commitments (Note 11)
Partners' capital.....................................  39,989,157  40,035,737
                                                       ----------- -----------
                                                       $40,984,624 $41,045,849
                                                       =========== ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                 Year Ended December 31,
                                                1997       1996       1995
                                             ---------- ---------- ----------
Revenues:
 Rental income from operating leases........ $2,893,900 $2,960,909 $2,980,928
 Earned income from direct financing
  leases....................................  1,017,627  1,026,616  1,034,636
 Interest and other income..................     47,287     56,377     52,426
                                             ---------- ---------- ----------
                                              3,958,814  4,043,902  4,067,990
                                             ---------- ---------- ----------
Expenses:
 General operating and administrative.......    154,654    162,163    143,138
 Professional services......................     29,746     24,138     31,270
 Bad debt expense...........................     10,500        --      12,619
 Management fees to related parties.........     38,626     38,785     38,832
 Real estate taxes..........................      7,192      3,426      8,116
 State and other taxes......................     21,874     18,109     14,865
 Depreciation and amortization..............    340,161    340,089    340,112
                                             ---------- ---------- ----------
                                                602,753    586,710    588,952
                                             ---------- ---------- ----------
Income Before Equity in Earnings of Joint
 Ventures and Loss on Sale of Land..........  3,356,061  3,457,192  3,479,038
Equity in Earnings of Joint Ventures........    309,879    459,137    338,717
Loss on Sale of Land........................        --         --     (66,518)
                                             ---------- ---------- ----------
Net Income.................................. $3,665,940 $3,916,329 $3,751,237
                                             ========== ========== ==========
Allocation of Net Income:
 General partners........................... $   36,659 $   39,163 $   38,073
 Limited partners...........................  3,629,281  3,877,166  3,713,164
                                             ---------- ---------- ----------
                                             $3,665,940 $3,916,329 $3,751,237
                                             ========== ========== ==========
Net Income Per Limited Partner Unit......... $     0.81 $     0.86 $     0.83
                                             ========== ========== ==========
Weighted Average Number of Limited Partner
 Units Outstanding..........................  4,500,000  4,500,000  4,500,000
                                             ========== ========== ==========

                See accompanying notes to financial statements.

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

                        STATEMENTS OF PARTNERS' CAPITAL

                  Years Ended December 31, 1997, 1996 and 1995

                             General Partners                       Limited Partners
                         ------------------------- ----------------------------------------------------
                                       Accumulated                              Accumulated Syndication
                         Contributions  Earnings   Contributions Contributions   Earnings      Costs        Total
                         ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1994...................    $1,000      $ 31,745    $45,000,000  $ (3,082,753)  $ 3,142,776 $(5,383,945) $39,708,823
 Distributions to
  limited partners
  ($0.81) per limited
  partner unit).........       --            --             --     (3,628,130)          --          --    (3,628,130)
 Net income.............       --         38,073            --                    3,713,164         --     3,751,237
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1995...................     1,000        69,818     45,000,000    (6,710,883)    6,855,940  (5,383,945)  39,831,930
 Distributions to
  limited partners
  ($0.83 per limited
  partners unit)........       --            --             --     (3,712,522)          --          --    (3,712,522)
 Net income.............       --         39,163            --            --      3,877,166         --     3,916,329
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................     1,000       108,981     45,000,000   (10,423,405)   10,733,106  (5,383,945)  40,035,737
 Distributions to
  limited partners
  ($0.83 per limited
  partner unit).........       --            --             --     (3,712,520)          --          --    (3,712,520)
 Net income.............       --         36,659            --            --      3,629,281         --     3,665,940
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................    $1,000      $145,640    $45,000,000  $(14,135,925)  $14,362,387 $(5,383,945) $39,989,157
                            ======      ========    ===========  ============   =========== ===========  ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOWS

                                                 Year Ended December 31,
                                                1997        1996        1995
                                             ----------  ----------  ----------
Increase (Decrease) in Cash and Cash
 Equivalents:
  Cash Flows From Operating Activities:
    Cash received from tenants.............  $3,501,064  $3,572,793  $3,626,651
    Distributions from joint ventures......     308,220     340,299     270,406
    Cash paid for expenses.................    (243,326)   (250,885)   (237,937)
    Interest received......................      40,232      44,089      50,724
                                             ----------  ----------  ----------
      Net cash provided by operating
       activities..........................   3,606,190   3,706,296   3,709,844
                                             ----------  ----------  ----------
  Cash Flows From Investing Activities:
    Proceeds from sale of land.............         --          --      696,012
    Proceeds received from right of way
     taking................................     318,592         --          --
    Additions to land and buildings on
     operating leases......................         --          --     (964,073)
    Investment in direct financing leases..         --          --      (75,352)
    Investment in joint ventures...........    (121,855)     (7,500) (1,087,218)
    Return of capital from joint venture...      51,950         --          --
    Increase in restricted cash............    (318,592)        --          --
    Other..................................         --          --        5,530
                                             ----------  ----------  ----------
      Net cash used in investing
       activities..........................     (69,905)     (7,500) (1,425,101)
                                             ----------  ----------  ----------
  Cash Flows From Financing Activities:
    Reimbursement of acquisition costs paid
     by related parties on behalf of the
     Partnership...........................         --          --         (577)
    Distributions to limited partners......  (3,712,520) (3,712,522) (3,543,751)
                                             ----------  ----------  ----------
      Net cash used in financing
       activities..........................  (3,712,520) (3,712,522) (3,544,328)
                                             ----------  ----------  ----------
Net Decrease in Cash and Cash Equivalents..    (176,235)    (13,726) (1,259,585)
Cash and Cash Equivalents at Beginning of
 Year......................................   1,462,012   1,475,738   2,735,323
                                             ----------  ----------  ----------
Cash and Cash Equivalents at End of Year...  $1,285,777  $1,462,012  $1,475,738
                                             ==========  ==========  ==========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
  Net income...............................  $3,665,940  $3,916,329  $3,751,237
                                             ----------  ----------  ----------
  Adjustments to reconcile net income to
   net cash provided by operating
   activities:
    Depreciation...........................     337,180     337,181     337,393
    Amortization...........................       2,981       2,908       2,719
    Equity in earnings of joint ventures,
     net of distributions..................      (1,659)   (118,889)    (68,311)
    Loss on sale of land...................         --          --       66,518
    Decrease (increase) in receivables.....       3,565     (13,946)     36,872
    Decrease (increase) in prepaid
     expenses..............................         328      (4,802)     (3,441)
    Decrease in net investment in direct
     financing leases......................      83,787      74,798      66,778
    Increase in accrued rental income......    (471,287)   (491,221)   (497,969)
    Decrease in other assets...............         --          --        3,315
    Increase (decrease) in accounts
     payable...............................      12,017      (8,408)     22,223
    Increase (decrease) in due to related
     parties, excluding reimbursement of
     acquisition costs paid on behalf of
     the Partnership.......................       6,202      (5,218)      6,869
    Increase (decrease) in rents paid in
     advance...............................     (32,864)     17,564     (14,359)
                                             ----------  ----------  ----------
      Total adjustments....................     (59,750)   (210,033)    (41,393)
                                             ----------              ----------
Net Cash Provided by Operating Activities..  $3,606,190  $3,706,296  $3,709,844
                                             ==========  ==========  ==========
Supplemental Schedule of Non-Cash Financing
 Activities:
Distributions declared and unpaid at
 December 31...............................  $  928,130  $  928,130  $  928,130
                                             ==========  ==========  ==========

                See accompanying notes to financial statements.

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

                         NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1997, 1996 and 1995

1. Significant Accounting Policies

   Organization and Nature of Business--CNL Income Fund XIV, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains. Under the terms of a registration statement filed with the Securities and Exchange Commission, the Partnership was authorized to sell a maximum of 4,500,000 units ($45,000,000) of limited partnership interest. A total of 4,500,000 units ($45,000,000) of limited partnership interest were sold.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

   Investment in Joint Ventures--The Partnership accounts for its interests in Attalla Joint Venture, Wood-Ridge Real Estate Joint Venture, Salem Joint Venture and CNL Kingston Joint Venture using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institution with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Organization Costs--Organization costs are amortized over five years using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases

   The Partnership leases its land or land and buildings primarily to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases are classified as operating leases and some of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portions of the majority of the leases are operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to five successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

3. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1997         1996
                                                       -----------  -----------
      Land............................................ $16,425,914  $16,723,493
      Buildings.......................................  10,087,524   10,087,524
                                                       -----------  -----------
                                                        26,513,438   26,811,017
      Less accumulated depreciation...................  (1,295,713)    (958,533)
                                                       -----------  -----------
                                                       $25,217,725  $25,852,484
                                                       ===========  ===========

   In December, 1997, the Port of Palm Bay deposited $660,000 in the registry of the court on behalf of the Partnership and the tenant in exchange for taking possession of the property located in Riviera Beach, Florida through a total right of way taking. The Partnership owned the land and the tenant owned the building relating to this property. The general partners of the Partnership and the tenant are in the process of negotiating the allocation of the $660,000. The general partners anticipate that the Partnership will be entitled to receive at least $330,000 but the general partners intend to pursue a larger allocation of this amount. As of December 31, 1997, the Partnership had removed the carrying value of the land in the amount of $318,592 from its accounts due to the fact that the Port of Palm Bay had taken possession of the property, and in exchange, the Partnership recorded restricted cash in the amount of $318,592 (See Note 6). The general partners anticipate that the Partnership will recognize a gain as a result of the taking of this property and will recognize such gain when the final proceeds are determined. As of January 20, 1998, the final amount of proceeds to be received had not been determined.

   Generally, the leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997, 1996 and 1995, the Partnership recognized $471,287, $491,221 and $497,969, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1997:

      1998.......................................................... $ 2,398,237
      1999..........................................................   2,560,989
      2000..........................................................   2,630,941
      2001..........................................................   2,650,138
      2002..........................................................   2,707,496
      Thereafter....................................................  31,197,883
                                                                     -----------
                                                                     $44,145,684
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

4. Net Investment in Direct Financing Leases

   The following lists the components of the net investment in direct financing leases at December 31:

                                                          1997         1996
                                                       -----------  -----------
      Minimum lease payments receivable............... $18,621,827  $19,723,241
      Estimated residual values.......................   2,842,002    2,842,002
      Less unearned income............................ (12,422,344) (13,439,971)
                                                       -----------  -----------
      Net investment in direct financing leases....... $ 9,041,485  $ 9,125,272
                                                       ===========  ===========

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1997:

      1998.......................................................... $ 1,104,743
      1999..........................................................   1,122,218
      2000..........................................................   1,129,246
      2001..........................................................   1,132,069
      2002..........................................................   1,140,538
      Thereafter....................................................  12,993,013
                                                                     -----------
                                                                     $18,621,827
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

5. Investment in Joint Ventures

   The Partnership owns a 50 percent, a 72.2% and a 50% interest in the profits and losses of Attalla Joint Venture, Salem Joint Venture and Wood-Ridge Real Estate Joint Venture, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

   In September 1996, Wood-Ridge Real Estate Joint Venture sold its two properties to the tenant of these properties for $5,020,878 and received net sales proceeds of $5,001,180, resulting in a gain to the joint venture of approximately $261,100 for financial reporting purposes. These properties were originally acquired by Wood-Ridge Real Estate Joint Venture in September 1994 and had a combined, total cost of approximately $4,302,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the joint venture sold these properties for approximately $698,700 in excess of their original purchase price.

   In October 1996, Wood-Ridge Real Estate Joint Venture re-invested $4,404,046 of the net sales proceeds in five properties. In January 1997, Wood-Ridge Real Estate Joint Venture reinvested $502,598 of the remaining net sales proceeds in a Taco Bell property in Anniston, Alabama. As of December 31, 1997, the Partnership and the other joint venture partner had each received approximately $52,000, representing a return of capital, for the remaining uninvested net sales proceeds.

   In September 1997, the Partnership entered into a joint venture arrangement, CNL Kingston Joint Venture, with an affiliate of the Partnership which has the same general partners, to construct and hold one restaurant property. As of December 31, 1997, the Partnership and its co-venture partner had contributed $121,855 and

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995
$183,241, respectively, to CNL Kingston Joint Venture to fund construction costs relating to the property owned by the joint venture. The Partnership and its co-venture partner have agreed to contribute approximately $85,600 and $128,700, respectively, in additional construction costs to the joint venture. When construction is completed, the Partnership and its co-venture partner expect to have an approximate 40 and 60 percent interest, respectively, in the profits and losses of the joint venture. As of December 31, 1997, the Partnership owned a 39.94% interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with an affiliate.

   As of December 31, 1997, Attalla Joint Venture, Salem Joint Venture and Kingston Joint Venture each owned and leased one property, and Wood-Ridge Real Estate Joint Venture owned and leased six properties, to operators of fast-food or family-style restaurants. The following presents the joint ventures' condensed financial information at December 31:

                                                           1997       1996
                                                        ---------- ----------
      Land and buildings on operating leases, less
       accumulated depreciation........................ $6,008,240 $5,102,901
      Net investment in direct financing lease.........    364,479    367,661
      Cash.............................................     13,842        818
      Restricted cash..................................         --    595,426
      Receivables......................................      2,571      7,037
      Accrued rental income............................    150,621     62,163
      Other assets.....................................      1,257     15,390
      Liabilities......................................    231,061     33,565
      Partners' capital................................  6,309,949  6,117,831
      Revenues.........................................    712,004    690,225
      Gain on sale of land and buildings...............         --    261,106
      Net income.......................................    588,835    887,177

   The Partnership recognized income totaling $309,879, $459,137 and $338,717 for the years ended December 31, 1997, 1996 and 1995, respectively, from these joint ventures.

6. Restricted Cash

   In December 1997, the Port of Palm Bay deposited $660,000 in the registry of the court on behalf of the Partnership in exchange for taking possession of the property (see Note 3).

7. Allocations and Distributions

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their invested capital contributions (the "Limited Partners' 10% Return").

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their Limited Partners' 10% Return, plus

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995 the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts, and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During the years ended December 31, 1997, 1996 and 1995, the Partnership declared distributions to the limited partners of $3,712,520, $3,712,522 and $3,628,130, respectively. No distributions have been made to the general partners to date.

8. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1997        1996        1995
                                             ----------  ----------  ----------
   Net income for financial reporting
    purposes...............................  $3,665,940  $3,916,329  $3,751,237
   Depreciation for tax reporting purposes
    in excess of depreciation for financial
    reporting purposes.....................    (130,766)   (130,766)   (130,551)
   Direct financing leases recorded as
    operating leases for tax reporting
    purposes...............................      83,787      74,798      66,778
   Loss on sale of land for financial
    reporting purposes in excess of loss
    for tax reporting purposes.............         --          --       66,518
   Equity in earnings of joint ventures for
    financial reporting purposes in excess
    of equity in earnings of joint ventures
    for tax reporting purposes.............       3,109    (174,253)    (80,207)
   Accrued rental income...................    (471,287)   (491,221)   (497,969)
   Rents paid in advance...................     (32,864)     17,564     (14,359)
   Other...................................     (21,988)     23,878         718
                                             ----------  ----------  ----------
   Net income for federal income tax
    purposes...............................  $3,095,931  $3,236,329  $3,162,165
                                             ==========  ==========  ==========

9. Related Party Transactions

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the parent company of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, served as president of CNL Fund Advisors, Inc. through October 1997. CNL Income Fund Advisors, Inc. was a wholly owned subsidiary of CNL Group, Inc. until its merger, effective January 1, 1996, with CNL Fund Advisors, Inc. During the years ended December 31, 1997, 1996 and 1995, CNL Income Fund Advisors, Inc. and CNL Fund Advisors, Inc. (hereinafter referred to collectively as the "Affiliates") each performed certain services for the Partnership, as described below.

   During the years ended December 31, 1997, 1996 and 1995, certain Affiliates acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay Affiliates a management fee of one percent of the sum of gross revenues from

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995 properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures. The management fee, which will not exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of the Affiliates. All or any portion of the management fee not taken as to any fiscal year shall be deferred without interest and may be taken in such other fiscal year as the Affiliates shall determine. The Partnership incurred management fees of $38,626, $38,785 and $38,832 for the years ended December 31, 1997, 1996 and 1995, respectively.

   Certain Affiliates are also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties, based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if Affiliates provide a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate Limited Partners' 10% Return plus their invested capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1997, 1996 and 1995, Affiliates provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $89,910, $96,082 and $75,263 for the years ended December 31, 1997, 1996 and 1995, respectively, for such services.

   The due to related parties at December 31, 1997 and 1996, totaled $7,853 and $1,651, respectively.

10. Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual lessees, or affiliated groups of lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures) for at least one of the years ended December 31:

                                                     1997     1996     1995
                                                   -------- -------- --------
      Flagstar Enterprises, Inc. and Denny's,
       Inc. ...................................... $863,373 $879,594 $882,060
      Long John Silver's, Inc. ...................  850,159  853,992  860,391
      Checkers Drive-In Restaurants, Inc. ........  724,612  732,941  732,196
      Foodmaker, Inc. ............................  562,725  556,100  551,800
      Golden Corral Corporation...................  520,911  476,350  466,737

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures) for at least one of the years ended December 31:

                                                       1997     1996     1995
                                                     -------- -------- --------
      Long John Silver's............................ $850,159 $853,992 $860,391
      Checkers Drive-in Restaurants.................  724,612  732,941  732,196
      Denny's.......................................  618,154  615,021  592,660
      Jack in the Box...............................  562,725  556,100  551,800
      Golden Corral Family Steakhouse Restaurants...  520,911  476,350  466,737
      Hardee's......................................  483,606  498,655  500,235

                           CNL INCOME FUND XIV, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995
   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any lessee or restaurant chain contributing more than ten percent of the Partnership's revenues could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

11. Commitments

   During 1997, the Partnership entered into an agreement with the tenant of the Checkers #486 property in Richmond, Virginia, to sell the property. The general partners believe that the anticipated sales price exceeds the Partnership's cost attributable to the property. As of January 20, 1998, the sale had not occurred.

   During 1997, the Partnership entered into an agreement with a third party to sell the property in Marietta, Georgia. The general partners believe that the anticipated sales price exceeds the Partnership's cost attributable to the property. As of January 20, 1998, the sale had not occurred.

12. Subsequent Events

   In January 1998, the Partnership sold its property in Madison, Alabama, to a third party for $740,000 and received net sales proceeds of $700,950. Due to the fact that the Partnership had recognized accrued rental income since the inception of the lease relating to the straight-lining of future scheduled rent increases in accordance with generally accepted accounting principles, the Partnership wrote-off $13,314 of such accrued rental income during 1997. The Partnership intends to reinvest the net sales proceeds in an additional property.

   During 1997, the Partnership entered into a contract to sell the property in Richmond, Virginia (#548) to a third party. In January 1998, the Partnership sold this property for $512,462 and received net sales proceeds in that amount, resulting in a gain of $70,798 for financial reporting purposes. The Partnership intends to reinvest the net sales proceeds in an additional property.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to the Company gives effect to the Acquisition, and is based on estimates and assumptions set for the below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company, the historical combined financial information of CNL Income Fund XIV, Ltd., (the "CNL Income Fund"), the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on September 30, 1998; the pro forma consolidated statements of earnings assume that the
Property Acquisitions (as defined on page    ) and the Acquisition occurred on
January 1, 1997.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.



   See accompanying notes and management's assumptions to unaudited pro forma financial statements.

                       CNL AMERICAN PROPERTIES FUND, INC.

                       UNAUDITED PRO FORMA BALANCE SHEET

                               September 30, 1998

                                                  Historical                                          Pro Forma
                   -------------------------------------------------------------------------  -----------------------------
                                                           CNL
                                 CNL Income             Financial      CNL
                                  Fund XIV,             Services,   Financial     Combined
                       APF          Ltd.      Advisor      Inc.       Corp.      Portfolios   Adjustments       Pro Forma
                   ------------  ----------- ---------- ---------- ------------ ------------  ------------     ------------
     ASSETS:
Land and
 buildings on
 operating
 leases, net.....  $298,967,972  $26,043,665 $        0 $        0 $          0 $325,011,637  $  5,611,645 (1)
                                                                                                26,052,741 (2) $356,676,023
Net investment in
 direct financing
 leases..........   117,028,760    6,392,118          0          0            0  123,420,878     1,351,768 (1)  124,772,646
Mortgages and
 notes
 receivable......    33,523,506            0          0          0  173,776,981  207,300,487       849,195 (2)  208,149,682
Other
 Investments.....    16,200,316            0    200,000          0    6,561,628   22,961,944           --        22,961,944
Investment in
 joint ventures..       631,374    3,633,822          0          0            0    4,265,196       738,434 (1)    5,003,630
Cash and cash
 equivalents.....    90,674,289    2,691,723    283,300    599,997    5,098,033   99,347,342      (524,929)(1)
                                                                                                (8,933,000)(1)
                                                                                               (26,901,936)(2)   62,987,477
Receivables......       575,104            0  7,544,985  6,824,632      517,471   15,462,192    (7,855,308)(3)    7,606,884
Accrued rental
 income..........     3,071,451    1,795,945          0          0            0    4,867,396    (1,795,945)(1)    3,071,451
Other assets.....     5,711,195       13,689    401,524    295,570    3,854,477   10,276,455    41,651,327 (1)
                                                                                                (3,668,522)(1)   48,259,260
                   ------------  ----------- ---------- ---------- ------------ ------------  ------------     ------------
 Total assets....  $566,383,967  $40,570,962 $8,429,809 $7,720,199 $189,808,590 $812,913,527  $ 26,575,470     $839,488,997
                   ============  =========== ========== ========== ============ ============  ============     ============
LIABILITIES &
 EQUITY:
Accounts payable
 and accrued
 liabilities.....  $    379,496  $    43,985 $  449,751 $  193,949 $  1,236,138 $  2,303,319  $        --      $  2,303,319
Accrued
 construction
 costs payable...     3,045,304            0          0          0            0    3,045,304           --         3,045,304
Distributions
 payable.........             0      928,130  2,220,000          0            0    3,148,130           --         3,148,130
Due to related
 parties.........     2,552,411        5,929          0  1,452,512    6,556,920   10,567,772    (7,855,308)(3)    2,712,464
Income tax
 payable.........             0            0  1,989,003          0    1,001,861    2,990,864    (2,990,864)(4)            0
Line of credit...     6,765,575            0          0          0            0    6,765,575           --         6,765,575
Notes payable....             0            0    390,398     28,462  175,528,203  175,947,063           --       175,947,063
Deferred income..     1,015,758            0          0          0            0    1,015,758           --         1,015,758
Rents paid in
 advance.........       437,497       35,561          0          0            0      473,058           --           473,058
Minority
 interest........       282,544            0          0          0            0      282,544           --           282,544
Common Stock.....       621,187            0      9,800      2,000          200      633,187       153,605 (1)      786,792
Additional paid
 in capital......   556,830,578            0    482,964  5,231,827    3,887,496  566,432,865   155,837,584 (1)  722,270,449
Accumulated
 distributions in
 excess of net
 earnings .......    (5,546,383)           0  2,887,893    811,449    1,597,772     (249,269)  (82,003,054)(1)
                                                                                                 2,990,864 (4)  (79,261,459)
Partners
 capital.........             0   39,557,357          0          0            0   39,557,357   (39,557,357)(1)            0
                   ------------  ----------- ---------- ---------- ------------ ------------  ------------     ------------
 Total
  liabilities and
  equity.........  $566,383,967  $40,570,962 $8,429,809 $7,720,199 $189,808,590 $812,913,527  $ 26,575,470     $839,488,997
                   ============  =========== ========== ========== ============ ============  ============     ============

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                               September 30, 1998

                                                    Historical                                       Pro Forma
                        --------------------------------------------------------------------- ---------------------------
                                                              CNL
                                     CNL Income            Financial     CNL
                                     Fund XIV,             Services,  Financial    Combined
                            APF         Ltd.     Advisor     Inc.       Corp.      Portfolio  Adjustments      Pro Forma
                        -----------  ---------- ---------- ---------  ----------  ----------- -----------     -----------
Revenues:
 Rental and earned
  income............... $22,947,199  $2,474,536 $        0 $       0  $        0  $25,421,735 $ 9,635,208 (a)
                                                                                                   47,778 (b) $35,104,721
 Fees..................           0           0 21,405,127 5,115,549       6,817   26,527,493 (21,043,762)(c)
                                                                                               (2,875,906)(d)   2,607,825
 Interest and other
  income...............   6,117,911      73,047        751   432,506  18,031,141   24,655,356  (1,526,547)(e)  26,181,903
                        -----------  ---------- ---------- ---------  ----------  ----------- -----------     -----------
   Total revenue.......  29,065,110   2,547,583 21,405,878 5,548,055  18,037,958   76,604,584 (12,710,135)     63,894,449
Expenses:
 General and
  administrative.......   1,539,004     221,045  6,701,115 4,107,311   2,597,171   15,165,646  (1,312,357)(f)
                                                                                               (1,415,100)(g)
                                                                                                  (38,146)(h)  12,400,043
 Advisory fees.........   1,248,393      27,628          0         0   1,026,231    2,302,252  (2,302,252)(i)           0
 Fees to Restaurant
  Financial Services
  Group................           0           0    256,456 1,569,202           0    1,825,658  (1,852,658)(n)           0
 Interest..............           0           0    105,668     3,534  14,230,999   14,340,201     (68,670)(m)  14,271,531
 State taxes...........     397,569      22,498     15,226    18,564     201,616      655,473      59,807 (j)     715,280
 Depreciation--other...           0           0     75,607    55,056           0      130,663           0         130,663
 Depreciation--
  property.............   2,684,924     275,423          0         0           0    2,960,347   1,486,751 (k)   4,447,098
 Amortization..........       8,096       2,175     55,932       138     945,299    1,011,640   1,561,925 (l)   2,573,565
                        -----------  ---------- ---------- ---------  ----------  ----------- -----------     -----------
   Total operating
    expenses...........   5,877,986     548,769  7,210,004 5,753,805  19,001,316   38,391,880  (3,853,700)     34,538,180
                        -----------  ---------- ---------- ---------  ----------  ----------- -----------     -----------
Operating earnings
 (losses)..............  23,187,124   1,998,814 14,195,874  (205,750)   (963,358)  38,212,704  (8,856,435)     29,356,269
 Equity in earnings of
  joint
  ventures/minority
  interest                  (23,271)    241,570          0    12,452           0      230,751           0         230,751
 Gain on sale of
  properties...........           0     112,206          0         0           0      112,206           0         112,206
 Gain on
  securitization.......           0           0          0         0   3,018,268    3,018,268           0       3,018,268
                        -----------  ---------- ---------- ---------  ----------  ----------- -----------     -----------
Net earnings (losses)
 before income taxes...  23,163,853   2,352,590 14,195,874  (193,298)  2,054,910   41,573,929  (8,856,135)     32,717,194
 Provision (credit)
  for federal income
  taxes................           0           0  5,607,415   (81,229)    789,895    6,316,081  (6,316,081)(o)           0
                        -----------  ---------- ---------- ---------  ----------  ----------- -----------     -----------
Net income............. $23,163,853  $2,352,590 $8,588,459 $(112,069) $1,265,015  $35,257,848 $(2,540,354)    $32,717,494
                        ===========  ========== ========== =========  ==========  =========== ===========     ===========
Earnings per share..... $      0.49                                                                           $      0.44
Shares outstanding:
 Weighted average......  47,633,909                                                                            74,002,850(p)
                        ===========                                                                           ===========
End of period..........  62,118,679                                                                            78,679,227
                        ===========                                                                           ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                      For the year ended December 31, 1997

                                                     Historical                                           Pro Forma
                   ------------------------------------------------------------------------------- ---------------------------
                                  CNL Income              CNL Financial  CNL Financial  Combined
                       APF      Fund XIV, Ltd.  Advisor   Services, Inc.     Corp.     Portfolios  Adjustments      Pro Forma
                   -----------  -------------- ---------- -------------- ------------- ----------- -----------     -----------
Revenues:
 Rental and
  earned income..  $15,490,615    $3,911,527   $        0   $        0    $        0   $19,402,142 $24,048,982 (a)
                                                                                                        51,579     $43,502,703
 Fees............            0             0    8,310,836    5,965,110        73,704    14,349,650  (9,118,719)(c)
                                                                                                    (2,662,141)(d)   2,568,790
 Interest and
  other income...    3,967,318        47,287      165,569            0    10,932,843    15,113,017    (249,395)(e)  15,362,412
                   -----------    ----------   ----------   ----------    ----------   ----------- -----------     -----------
 Total Revenue...   19,457,933     3,958,814    8,476,405    5,965,110    11,006,547    48,864,809  12,569,096      61,433,905
Expenses:
 General and
  administrative..   1,010,725       202,092    4,266,169    1,889,904       828,848     8,197,738    (745,328)(f)
                                                                                                    (1,619,238)(g)
                                                                                                       (46,454)(h)   5,786,718
 Advisory fees...      804,879        38,626            0            0     1,802,532     2,646,037  (2,646,037)(i)           0
 Fees to
  Restaurant
  Financial
  Services
  Group..........            0             0      151,041      594,041             0       745,082    (745,082)(n)           0
 Interest........            0             0      162,153      183,315     8,320,000      8,665468     (81,594)(m)   8,583,874
 State taxes.....      251,358        21,874       12,084        1,294         1,600       288,210      23,555 (j)     311,765
 Depreciation--
  other..........            0             0       48,490       14,637             0        63,127         --           63,127
 Depreciation--
  property.......    1,784,269       337,180            0            0             0     2,121,449   3,130,748 (k)   5,252,197
 Amortization....       10,793         2,981       18,093       61,324       916,577     1,009,768   2,082,566 (l)   3,092,334
                   -----------    ----------   ----------   ----------    ----------   ----------- -----------     -----------
 Total operating
  expenses.......    3,862,024       602,753    4,658,030    2,744,515    11,869,557    23,736,879    (646,864)     23,090,015
                   -----------    ----------   ----------   ----------    ----------   ----------- -----------     -----------
Operating
 earnings
 (losses)........   15,595,909     3,356,061    3,818,375    3,220,595      (863,010)   25,127,930  13,215,960      38,343,890
 Equity in
  earnings of
  joint
  ventures/minority
  interest.......      (31,453)      309,879            0     (126,627)            0       151,799         --          151,799
                   -----------    ----------   ----------   ----------    ----------   ----------- -----------     -----------
Net earnings
 before income
 taxes...........   15,564,456     3,665,940    3,818,375    3,093,968      (863,010)   25,279,729  13,215,960      38,495,689
Provision
 (credit) for
 federal income
 taxes...........            0             0    1,508,258    1,272,133      (317,785)    2,462,606  (2,462,606)(o)           0
                   -----------    ----------   ----------   ----------    ----------   ----------- -----------     -----------
Net earnings
 (losses)........  $15,564,456    $3,665,940   $2,310,117   $1,821,835    $ (545,225)  $22,817,123 $15,678,566     $38,495,689
                   ===========    ==========   ==========   ==========    ==========   =========== ===========     ===========
Earnings per
 share...........  $      0.66                                                                                     $      0.52
                   ===========                                                                                     ===========
Shares
 outstanding:
 Weighted
  average........   23,423,868                                                                                      74,676,916(p)
                   ===========                                                                                     ===========
 End of period...   36,192,971                                                                                      74,676,916
                   ===========                                                                                     ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                         PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

   The Pro Forma Balance Sheet as of September 30, 1998 reflects the transactions of the acquisition of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group (the "Acquisition Proposal") as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the nine months ended September 30, 1998, and for the year ended December 31, 1997, have been prepared to reflect a) the issuance of additional shares and the property acquisitions completed from January 1, 1997 through November 30, 1998 ("Offering and Property Transactions") and b) the transactions of the Acquisition Proposal as set forth in this Proxy Statement. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company and the historical combined financial information of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and the CNL Restaurant Financial Services Group. The Pro Forma Balance Sheet was prepared as if the Offering and Property Transactions and the Acquisition Proposal occurred on September 30, 1998. The Pro Forma Statements of Earnings were prepared as if the Property Acquisitions and the Acquisition Proposal occurred as of January 1, 1997. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the Offering and Acquisition Transaction and the Acquisition Proposal had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the Acquisition Proposal have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2. Method of Accounting

   The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group will be accounted for under the purchase accounting method. The Company will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the Company will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an operating expense on the Company's consolidated statements of earnings, but the Company will not deduct this expense for purposes of calculating funds from operations due to the non-recurring and non-cash nature of the expense.

   All significant intercompany balances and transactions between the Company, CNL Income Fund, Advisor and CNL Restaurant Financial Services Group have been eliminated in the pro forma financial statements.

3. Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of September 30, 1998, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at an annual meeting of stockholders, the stockholders of the Company approved an amendment to increase the number of authorized shares to an amount necessary to enable the Company to issue the shares for the Acquisition.

  (1) Represents the payment of $524,929 in cash and the issuance of 16,560,548 common shares in consideration for the purchase of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 at a share price of $10 plus estimated transaction costs.

   The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group has been accounted for under the purchase accounting method and goodwill was recognized to the extent that

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

the consideration paid exceeded the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on the Company's statement of earnings. The Company will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by the Company.

      CNL Income Fund............................................. $ 43,130,405
      Advisor.....................................................   76,000,000
      CNL Restaurant Financial Services Group.....................   47,000,000
                                                                   ------------
        Total Purchase Price (cash and shares)....................  166,130,405
      Less cash paid to CNL Income Fund...........................     (524,929)
                                                                   ------------
        Share consideration.......................................  165,605,476
      Transaction costs of the Company............................    8,933,000
                                                                   ------------
        Total costs incurred...................................... $174,538,476
                                                                   ============

   In addition, the Company i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the CNL Income Fund carrying value of land and building on operating leases by $5,611,645, net investment in direct financing leases by $1,351,768, investment in joint venture by $738,434, made downward adjustments to the carrying value of accrued rental income of $1,795,945, made downward adjustments to other assets of $3,668,522 to adjust historical values to fair value, iii) recorded goodwill of $41,651,327 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $76,705,940 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $39,557,357 of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group.

  (2) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

  (3) Represents the elimination by the CNL Income Fund of $5,929 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by the Company of $1,208,000 in related party payables recorded as receivables by the Advisor.

  (4) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

4. Adjustments to Pro Forma Income Statements

   (I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the nine months ended September 30, 1998, as if the Acquisition was consummated as of January 1, 1997.

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


  (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and
      2) properties that were developed by the Company from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period.

       Rental and earned income on Property Transactions by the
        Company.................................................  $9,635,208

  (b) Represents $47,778 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.

  (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees.......................................... $ (1,569,202)
       Secured equipment lease fee...............................      (44,426)
       Advisory fees.............................................   (1,750,011)
       Reimbursement of administrative costs.....................     (298,240)
       Acquisition fees..........................................  (15,392,193)
       Underwriting fees.........................................     (254,945)
       Administrative fees.......................................     (148,491)
       Executive fee.............................................     (310,000)
       Guarantee fees............................................      (93,750)
       Servicing fee.............................................   (1,014,117)
       Development fees..........................................     (166,876)
       Consulting fee............................................       (1,511)
                                                                  ------------
         Total................................................... $(21,043,762)
                                                                  ============

  (d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

  (e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

  (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

       Reimbursement of administrative costs...................... $  (298,240)
       Servicing fee..............................................  (1,014,117)
                                                                   -----------
                                                                   $(1,312,357)
                                                                   ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


  (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and 2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

        General and administrative costs.........................  $(1,415,100)

  (h) Represents savings of $38,146 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

  (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services
      Group:

        Advisory fees.............................................. $(1,750,011)
        Administrative fees........................................    (148,491)
        Executive fee..............................................    (310,000)
        Guarantee fees.............................................     (93,750)
                                                                    -----------
                                                                    $(2,302,252)
                                                                    ===========

  (j) Represents additional income taxes of $59,807 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.

  (k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

        Depreciation expense.......................................  $1,486,751


  (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (2)

        Amortization of goodwill...................................  $1,561,925

  (m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in II (d ) below.

        Interest expense...........................................  $ (68,670)

  (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

        Origination fees........................................... $(1,569,202)
        Underwriting fees..........................................    (254,945)
        Consulting fee.............................................      (1,511)
                                                                    -----------
                                                                    $(1,825,658)
                                                                    ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

  (o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

  (p) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the proforma financial statements, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

(II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1997, as if the Acquisition was consummated as of January 1, 1997.

  (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and
      2) properties that were developed by the Company from January 1, 1997 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period.

        Rental and earned income on Property Transactions by the
         Company................................................   $24,048,982

  (b) Represents $51,579 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.

  (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

        Origination fees.......................................... $  (594,041)
        Secured equipment lease fee...............................    (375,219)
        Advisory fees.............................................  (1,814,306)
        Reimbursement of administrative costs.....................    (146,340)
        Acquisition fees..........................................  (3,887,483)
        Underwriting fees.........................................    (151,041)
        Administrative fees.......................................    (269,231)
        Executive fee.............................................    (250,000)
        Guarantee fees............................................    (312,500)
        Arrangement fees..........................................    (350,000)
        Servicing fee.............................................    (598,988)
        Development fees..........................................    (369,570)
                                                                   -----------
        Total..................................................... $(9,118,719)
                                                                   ===========

  (d) Represents the deferral of $2,662,141 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

  (e) Represents the elimination of interest income of $1,931,331 earned during the year ended December 31, 1997 assuming all monies raised during 1997 and all cash held on January 1, 1997 was used to effect the Acquisition on January 1, 1997, represents interest income of $2,047,619 earned

                      CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

     from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the recognition of $133,107 of origination fees collected during the year ended December 31, 1997 which were deferred in (d) and are being amortized and recorded as interest income.

  (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

        Reimbursement of administrative costs...................... $ (146,340)
        Servicing fee..............................................   (598,988)
                                                                    ----------
                                                                    $ (745,328)
                                                                    ==========

  (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and 2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

        General and administrative costs.........................  $(1,619,238)

  (h) Represents savings of $46,454 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

  (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services
      Group:

        Advisory fees.............................................. $(1,814,306)
        Administrative fees........................................    (269,231)
        Executive fee..............................................    (250,000)
        Guarantee fees.............................................    (312,500)
                                                                    -----------
                                                                    $(2,646,037)
                                                                    ===========

  (j) Represents additional income taxes of $23,555 resulting from assuming that acquisitions from January 1, 1997 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.

  (k) Represents increase in depreciation of the building portion of the properties acquired from January 1, 1997 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

        Depreciation expense.......................................  $3,130,748

  (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (2)

        Amortization of goodwill...................................  $2,082,566

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


  (m) Represents elimination of yearly amortization of arrangement fees of $350,000 capitalized as deferred costs and amortized as interest expense and the capitalization of interest expense during the period that properties were under development.

        Amortization of arrangement fees............................ $ (24,144)
        Capitalization of interest during development period........   (57,450)
                                                                     ---------
                                                                     $ (81,594)
                                                                     =========

  (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

        Origination fees............................................. $(594,041)
        Underwriting fees............................................  (151,041)
                                                                      ---------
                                                                       (745,082)
                                                                      =========

  (o) Represents the elimination of $2,462,606 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

  (p) Common shares issued during the period were assumed to have been issued and outstanding as of January 1, 1997. For purposes of the pro forma financial statement, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

                                                                     Appendix A

             [LETTERHEAD OF LEGG MASON WOOD WALKER, INCORPORATED]

                                March 10, 1999

James M. Seneff, Jr.
Robert A. Bourne
CNL Realty Corporation
as General Partners of
CNL Income Fund XIV, Ltd.
400 East South Street
Orlando, FL 32801-2878

               Re: CNL Income Fund XIV, Ltd. (the "Partnership")

Gentlemen:

   You have requested our opinion as investment bankers (a) as to the fairness, from a financial point of view, to the Partnership and its limited partners of the shares of common stock (the "Common Stock") of CNL American Properties Fund, Inc. (the "Acquiror") offered to them in the Merger (as defined below), (b) as to the fairness, from a financial point of view, of the aggregate Common Stock offered to the CNL Income Funds (as defined below) in the Merger Transactions (as defined below) and (c) as to the fairness, from a financial point of view, of the method of allocating the aggregate shares of Common Stock among the CNL Income Funds in the Merger Transactions. Under the terms of an agreement and plan of merger (the "Merger Agreement"), dated March 11, 1999, between the Partnership and the Acquiror, the Partnership will merge with and into a wholly owned subsidiary of the Acquiror and the partners of the Partnership will be offered shares of Common Stock as determined pursuant to the Merger Agreement (the "Share Consideration"); such transaction is hereafter referred to as the "Merger."

   The Partnership is one of eighteen Florida limited partnerships (the "CNL Income Funds") served by Messrs. Seneff, Bourne and CNL Realty Corporation as general partners (the "General Partners"). Each CNL Income Fund has executed a merger agreement with the Acquiror on terms similar to the Merger Agreement. The transactions to occur under such merger agreements are referred to as the "Merger Transactions."

   In connection with our opinion, we have, among other things:

     (i) reviewed the Merger Agreement and the merger agreements for each of the Merger Transactions;

     (ii) reviewed the Registration Statement on Form S-4 with respect to the Merger Transactions as filed on March 12, 1999;

     (iii) reviewed the financial statements and the related filings of the Partnership and the other CNL Income Funds on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (iv) reviewed the financial statements and the related filings of the Acquiror on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (v) reviewed certain internal information concerning the business and operations of the Partnership and the other CNL Income Funds furnished to us by the General Partners, including a draft of the Partnership's and the other CNL Income Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vi) reviewed certain internal information concerning the business and operations of the Acquiror furnished to us by management of the Acquiror, including a draft of the Acquiror's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vii) reviewed certain financial data and operating statistics relating to the Partnership, the other CNL Income Funds and the Acquiror provided by the General Partners and the Acquiror and compared them with similar information of selected public companies that we deemed relevant to our inquiry;

     (viii) reviewed the appraisal (the "Appraisal") of the properties of the Partnership and the other CNL Income Funds prepared by Valuation Associates and dated January 6, 1999;

     (ix) held meetings and discussions with certain directors, officers and employees of the General Partners and the Acquiror concerning the operations, financial condition and future prospects of the Partnership, the other CNL Income Funds and the Acquiror; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Partnership, the other CNL Income Funds and the Acquiror. We have further relied upon the assurances of the General Partners that they are unaware of any factors that would materially alter the conclusions made in Legg Mason's fairness opinion, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments of the General Partners and the Acquiror as to the future performance of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason also assumed, with the consent of the General Partners, that any material liabilities (contingent or otherwise, known or unknown) of the Partnership, the other CNL Income Funds and the Acquiror are as set forth in the financial statements of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason also assumed with the consent of the General Partners that the table prepared by or for the General Partners of the allocation of Share Consideration among the General Partners and the limited partners of the Partnership has been prepared in accordance with and complies with the terms and conditions of the partnership agreement of the Partnership. Legg Mason also assumed that the Appraisal was reasonably prepared by and reflected the good faith judgments of Valuation Associates and Legg Mason does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership, the other CNL Income Funds or the Acquiror. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof.

   We have acted as financial advisor to the General Partners and will receive a fee for our services. It is understood that this letter is for the information of the General Partners in their evaluation of the Merger Transactions and our opinion does not constitute a recommendation to the General Partners or any limited partner of the Partnership or any of the other CNL Income Funds as to how such partner should vote on the Merger or the Merger Transactions, as the case may be, or as to whether such partner should elect to receive the Share Consideration or cash and promissory notes of the Acquiror. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. Additionally, our opinion does not compare the relative merits of the Merger and the Merger Transactions with those of any other transaction or business strategy which were or might have been considered by the General Partners as alternatives to the Merger and the Merger Transactions.

   It should be noted that in rendering this opinion with respect to the fairness, from a financial point of view, of (i) the Share Consideration to be offered with respect to the Partnership, (ii) the aggregate Common

Stock offered with respect to the CNL Income Funds and (iii) the method of allocating the shares of Common Stock of the Acquiror among the CNL Income Funds, Legg Mason has neither addressed, nor are we rendering any opinion with respect to, any other aspect of the Merger Transactions, including (a) the value or fairness of the cash and promissory notes option, (b) the prices at which the shares of Common Stock may trade following the Merger Transactions or the trading value of the shares to be offered compared with the current fair market value of the portfolios or other assets of the Partnership and the other CNL Income Funds if liquidated in real estate markets, (c) the tax effect of any aspect of the Merger Transactions, (d) the fairness of the amounts or allocation of the costs of the Merger Transactions or the amounts of such costs allocated to the limited partners or, (e) any other matters with respect to any specific individual partner or class of partners of the Partnership or the other CNL Income Funds.

     Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consideration offered to the Partnership and its limited partners in the Merger, the aggregate shares of Common Stock offered by the Acquiror with respect to the CNL Income Funds in the Merger Transactions and the method of allocating the shares of Common Stock among the CNL Income Funds in the Merger Transactions are fair from a financial point of view.

                                          Very truly yours,

                                          /s/ Legg Mason Wood Walker,
                                           Incorporated
                                          -------------------------------------
                                          Legg Mason Wood Walker, Incorporated

                                                                      Appendix B

                          AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger is entered into as of this 11th day of March, 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund XIV, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                   RECITALS:

   WHEREAS, the Parties hereto desire to consummate a merger (the "Merger") whereby the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") and the Florida Revised Uniform Limited Partnership Act (the "Florida RULPA");

   WHEREAS, the Fund is one of 18 CNL Income Funds (collectively with the Fund, the "CNL Income Funds") that APF is proposing to acquire (the "Proposed Acquisitions");

   WHEREAS, the Special Committee (the "Special Committee") of the independent members of the Board of Directors of APF has received a fairness opinion (the "Fairness Opinion") from Merrill Lynch & Co. as to the fairness to APF, from a financial point of view, of the consideration to be paid in connection with the Proposed Acquisitions;

   WHEREAS, the Special Committee has recommended the Merger to the Board of Directors of APF and the Board has approved the proposal to consummate the Merger (the "Merger Proposal") and the related transactions;

   WHEREAS, Legg Mason Wood Walker Incorporated has delivered a fairness opinion (the "Fund Fairness Opinion") to the General Partners as to the fairness to the Fund and its limited partners from a financial point of view, of the APF Common Share consideration offered to the Fund and its limited partners; and

   WHEREAS, the Board of Directors of the OP General Partner has unanimously approved the Merger Proposal;

   NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

                                   ARTICLE I

                                  Definitions

   1.1 Terms Defined in this Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth below:

   "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

   "Affiliated Group" means any affiliated group within the meaning of Code
(S)1504, or any similar group defined under a similar provision of state, local or foreign law.

   "Agreement" means this Agreement, as amended from time to time.

   "APF" has the meaning set forth in the preface above.

   "APF Common Shares" shall mean the shares of common stock, par value $0.01, of APF.

   "APF Indemnity Claim" has the meaning set forth in Section 12.1 below.

   "APF SEC Documents" has the meaning set forth in Section 6.7 below.

   "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms the basis for any specified consequence.

   "Business Combination" has the meaning set forth in Section 4.1(b) below.

   "Cash/Note Option" has the meaning set forth in Section 4.4 below.

   "Closing" has the meaning set forth in Section 2.3 below.

   "CNL Income Funds" has the meaning set forth in the second paragraph of the Recitals above.

   "Closing Date" has the meaning set forth in Section 2.3 below.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Confidential Information" means any information concerning the businesses and affairs of the Fund, the Operating Partnership or APF, if any, that is not already generally available to the public.

   "Delaware RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Disclosure Schedule" has the meaning set forth in the first paragraph of
Article VII below.

   "Dissenting Partners" has the meaning set forth in Section 4.4 below.

   "Effective Time" has the meaning set forth in Section 2.2 below.

   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) tax-qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) tax-qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

   "Fairness Opinion" has the meaning set forth in the third paragraph of the Recitals above.

   "Florida RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Fund" has the meaning set forth in the preface above.

   "Fund Articles of Merger" has the meaning set forth in Section 2.2 below.

   "Fund Fairness Opinion" has the meaning set forth in the fifth paragraph of the recitals above.

   "Fund Indemnity Claim" has the meaning set forth in Section 12.2 below.

   "Fund Interests" means the general and limited partnership interests in the Fund.

   "Fund SEC Documents" has the meaning set forth in Section 7.7 below.

   "GAAP" means United States generally accepted accounting principles as in effect from time to time.

   "General Partners" has the meaning set forth in the preface above.

   "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation but excluding commercially available shrink wrap software), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

   "IRS" means the Internal Revenue Service.

   "Knowledge" means in the case of the Fund, CNL Realty Corporation, Inc., APF and the OP General Partner, the actual knowledge of a director or an executive officer after reasonable investigation and, in the case of the individual General Partners, the collective actual Knowledge of all of the General Partners after reasonable investigation. For the purposes of this Agreement, the Knowledge of one General Partner shall be attributed to the other General Partners.

   "Known" and "Knowingly" mean that the Fund, any General Partner or APF, as applicable, had Knowledge of the particular matter or took the action described with prior Knowledge.

   "Liability" means any liability (whether Known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

   "Material Adverse Effect" means, as to any Party, a material adverse effect on the business, properties, operations or condition (financial or otherwise) which is not related to an industry-wide change in the economy or market or other conditions affecting all businesses in the industry of the Party to which the term is applied.

   "Merger" has the meaning set forth in the first paragraph of the Recitals above.

   "Merger Proposal" has the meaning set forth in fourth paragraph of the Recitals above.

   "Most Recent 10-Q" has the meaning set forth in Section 7.5 below.

   "Most Recent Balance Sheet" means the most recent balance sheet filed in a Fund SEC Document.

   "Notes" has the meaning set forth in Section 4.4 below.

   "NYSE" means the New York Stock Exchange.

   "OP Certificate of Merger" has the meaning set forth in Section 2.2 below.

   "OP General Partner" has the meaning set forth in the Preface above.

   "OP Limited Partner" means CNL APF LP Corp., a Delaware corporation and wholly owned subsidiary of APF.

   "Operating Partnership" has the meaning set forth in the preface above.

   "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

   "Party" or "Parties" has the meaning set forth in the preface above.

   "Partner" means any holder of Fund Interests.

   "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or other entity.

   "Proposed Acquisitions" has the meaning set forth in the second paragraph of the Recitals above.

   "Registration Statement" means the registration statement on Form S-4 to be filed by APF to register the APF Common Shares to be issued as Share Consideration in the Merger.

   "Representative" has the meaning set forth in Section 12.3 below.

   "SEC" means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (e) any minor imperfection of title or similar lien which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on such Party.

   "Share Consideration" has the meaning set forth in Section 4.1(a) below.

   "Special Committee" has the meaning set forth in the third paragraph to the Recitals above.

   "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or has the power to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or otherwise control the management.

   "Surviving Partnership" has the meaning set forth in Section 2.1 below.

   "Takeover Statute" has the meaning set forth in Section 8.9 below.

   "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code

(S)59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

   "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

   "Third-Party Claim" has the meaning set forth in Section 12.4 below.

                                   ARTICLE II

                        Merger; Effective Time; Closing

   2.1 Merger. Subject to the terms and conditions of this Agreement, the Delaware RULPA and the Florida RULPA, at the Effective Time, the Operating Partnership and the Fund shall consummate the Merger in which (i) the Fund shall be merged with and into the Operating Partnership and the separate limited partnership existence of the Fund shall thereupon cease, (ii) the Operating Partnership shall be the successor or surviving limited partnership in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate limited partnership existence of the Operating Partnership with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The limited partnership surviving the Merger is sometimes hereinafter referred to as the "Surviving Partnership." The Merger shall have the effects set forth in the Delaware RULPA and the Florida RULPA. As a result of the Merger, the outstanding Fund Interests shall be converted or cancelled in the manner provided in Article IV.

   2.2 Effective Time. On the Closing Date, subject to the terms and conditions of this Agreement, the Operating Partnership and the Fund shall (i) execute or cause to be executed (A) a Certificate of Merger in the form required by the Delaware RULPA (the "OP Certificate of Merger") and (B) Articles of Merger in the form required by the Florida RULPA (the "Fund Articles of Merger"), and
(ii) cause the OP Certificate of Merger to be filed with the Delaware Secretary of State as provided in the Delaware RULPA and the Fund Articles of Merger to be filed with the Florida Department of State as provided in the Florida RULPA, in each case, on the Closing Date or as soon as practicable thereafter. The Merger shall become effective at (i) such time as the OP Certificate of Merger has been duly filed with the Delaware of Secretary of State and the Fund Articles of Merger has been duly filed with the Florida Department of State or
(ii) such other time as is agreed upon by APF, the OP General Partner and the General Partners and specified in the OP Certificate of Merger and the Fund Articles of Merger. Such time is hereinafter referred to as the "Effective Time."

   2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Shaw Pittman Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, commencing at 9:00 a.m. local time on such date as within five (5) business days following the fulfillment or waiver of the conditions set forth in Article X (other than conditions which by their nature are intended to be fulfilled at the Closing) or such other place or time or on such other date as APF, the OP General Partner and the General Partners may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article X (the "Closing Date"). In no event shall the Closing Date be a date subsequent to December 31, 1999. At the Closing, there shall be delivered to APF, the Operating Partnership, the OP General Partner, the General Partners and the Fund the certificates and other documents and instruments required to be delivered under
Article X.

   2.4 Further Assurances. Each Party hereto will execute such further documents and instruments and take such further actions as may be reasonably requested by one or more of the other Parties to consummate the Merger, to vest the Surviving Partnership with full title to all assets, properties, rights, approvals, immunities and franchises of either the Fund or the Operating Partnership or to effect the other purposes of this Agreement.

                                  ARTICLE III

 Certificate of Limited Partnership; Limited Partnership Agreement;and General
                        Partner of Surviving Partnership

   3.1 Certificate of Limited Partnership. At the Effective Time, the certificate of limited partnership of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein.

   3.2 Limited Partnership Agreement. At the Effective Time, the limited partnership agreement of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the limited partnership agreement of the Surviving Partnership.

   3.3 General Partner. The general partner of the Operating Partnership immediately prior to the Effective Time shall be the general partner of the Surviving Partnership from and after the Effective Time until it is replaced or it resigns in accordance with the limited partnership agreement of the Surviving Partnership.

                                   ARTICLE IV

              Share Consideration; Payment of Share Consideration

   4.1 Share Consideration; Conversion or Cancellation of Fund Interests in Merger.

   (a) At the Effective Time, by virtue of the Merger and without any action by the Parties, all of the outstanding Fund Interests (i) shall be converted into the right to receive up to 4,313,041 fully paid and nonassessable APF Common Shares (2,156,521 APF Common Shares if the Reverse Split [defined below] occurs before the Closing) (the "Share Consideration") pursuant to the terms of
Section 4.2 below, (ii) shall cease to be outstanding, and (iii) shall be canceled and retired and shall cease to exist, and each Partner, as the holder of such Fund Interests shall cease to have any rights with respect thereto, except the right to receive either (A) APF Common Shares therefor in accordance with this Section 4.1 and Section 4.3 or (B) the cash and Notes in accordance with Section 4.4 below. Subject to the approval of the APF's shareholders of an amendment to its article of incorporation, APF anticipates that prior to the Closing it will effect a one for two reverse stock split (the "Reverse Split") pursuant to which each two shares of APF Common Shares outstanding will be exchanged for one share of APF Common Shares.

   (b) Except for the Reverse Stock Split described in Section 4.1(a), prior to the Effective Time, APF shall not split or combine the APF Common Shares, or pay a stock dividend or other stock distribution in APF Common Shares, or in rights or securities exchangeable for, convertible into or exercisable for APF Common Shares, or otherwise change APF Common Shares into, or exchange APF Common Shares for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of APF as a result of which APF stockholders receive cash, stock, or other property in exchange for, or in connection with, their APF Common Shares (a "Business Combination") or otherwise), or make any other dividend or distribution on or of APF Common Shares (other than regular quarterly cash dividends paid on APF Common Shares or any distribution pursuant to APF's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination, or change.

   (c) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the APF Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

   4.2 Payment of Share Consideration. At the Closing, subject to Section 4.4 below, the Partners shall receive the Share Consideration (less expenses paid by APF on behalf of the Fund), distributed in accordance with the provisions of the Fund's limited partnership agreement as of the Closing Date. For the purposes of this Agreement, the Share Consideration will be reduced (i) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund and (ii) as provided in Section 4.4 below.

   4.3 Fractional APF Common Shares. No certificates representing fractional APF Common Shares shall be issued upon conversion of any Fund Interests. Each Partner of the Fund who would otherwise be entitled to fractional APF Common Shares will receive one APF Common Share for a fractional interest representing 50% or more of one APF Common Share. No APF Common Shares will be issued for a fractional interest representing less than 50% of one APF Common Share.

   4.4 Cash/Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the cash/note option (the "Cash/Note Option"), such Dissenting Partners shall be entitled to receive, in lieu of the Share Consideration, consideration based on such Dissenting Partners' percentage interest (as determined by the Fund's partnership agreement) in the Fund's asset liquidation value of $38,309,732, based on Valuation Associates' appraisal. Such consideration shall be payable 10% in cash and 90% in Callable Notes due in 2006 (the "Notes"). The Notes will bear interest at a fixed rate equal to 120% of the applicable federal rate as of the date the consent solicitation on Form S-4 is mailed to the limited partners. The Share Consideration shall be reduced on a one-for-one basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Cash/Note Option.

                                   ARTICLE V

             Representations and Warranties of The General Partners

   Each General Partner severally represents and warrants to APF and the Operating Partnership that the statements contained in this Article V are correct and complete as of the date hereof and on the Closing Date:

   5.1 Authorization of Transaction. The General Partner has full power and authority (including, as applicable, full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the General Partner, enforceable in accordance with its terms and conditions. The General Partner does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   5.2 Noncontravention. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the General Partner is subject or, as applicable, any provision of the General Partner's articles of incorporation, bylaws or other organizational documents.

                                   ARTICLE VI

 Representations and Warranties of APF, The OPGeneral Partner and The Operating
                                  Partnership

   APF, the OP General Partner and the Operating Partnership jointly and severally represent and warrant to the General Partners and the Fund that the statements contained in this Article VI are correct and complete as of the date hereof and the Closing Date:

   6.1 Organization. APF is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. APF is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on APF. APF has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The OP General Partner is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. The Operating Partnership is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Operating Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Operating Partnership. The Operating Partnership has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. APF and the OP General Partner have delivered to the General Partners and the Fund correct and complete copies of the certificate of incorporation of APF and the OP General Partner and the certificate of limited partnership and the limited partnership agreement of the Operating Partnership (each as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of APF and the OP General Partner and any organizational records of the Operating Partnership have been made available to the General Partners and the Fund and are correct and complete. APF is not in default under or in violation of any provision of its certificate of incorporation, and the Operating Partnership is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   6.2 Capital Stock. The authorized capital stock of APF consists of 125,000,000 shares of common stock, $.01 par value (the "APF Common Shares"), of which 74,696,927 shares are outstanding as of January 31, 1999. Since January 31, 1999, APF has not issued any shares of capital stock. All outstanding APF Common Shares are, and all APF Common Shares issuable under any stock option plans of APF, will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 56,686,959 APF Common Shares which may be issued in connection with APF's acquisition of the other 17 CNL Income Funds in the Proposed Acquisitions and the 12,300,000 APF Shares which may be issued in connection with APF's acquisition of CNL Fund Advisors, Inc., CNL Financial Services, Inc. and CNL Financial Corp., there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which APF is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem, or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock. All of the outstanding general partner interests of the Operating Partnership are owned by the OP General Partner, and all of the outstanding limited partner interests of the Operating Partnership are owned by the OP Limited Partnership, and there are outstanding on the date hereof no options, warrants, rights, commitments or any other agreements of any character to which the Operating Partnership or any partner thereof is a party or which it may be bound requiring it to issue, transfer, sell, purchase, register, redeem or acquire any interest in the Operating Partnership.

   6.3 Authorization for Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of APF will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will be registered under the Securities Act and will be registered or exempt from registration under all applicable state securities laws. The Share Consideration will, when issued, be approved for listing on the NYSE, subject to official notice of issuance.

   6.4 Authorization of Transaction. APF, the OP General Partner and the Operating Partnership have full power and authority (including full corporate and limited partnership, as applicable, power and authority) to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance by APF, the OP General Partner and the Operating Partnership of this Agreement have been duly and validly authorized by the boards of directors of APF and the OP General Partner. This Agreement constitutes the valid and legally binding obligation of APF, the OP General Partner and the Operating Partnership, enforceable in accordance with its terms and conditions. None of APF, the OP General Partner or the Operating Partnership needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   6.5 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which, APF, the OP General Partner or the Operating Partnership is subject or any provision of APF's or the OP General Partner's articles of incorporation or by-laws or the Operating Partnership's certificate of limited partnership or limited partnership agreement or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which APF, the OP General Partner or the Operating Partnership is a party or by which it is bound or to which any of its assets is subject or (iii) result in the imposition of a Security Interest upon any of its assets.

   6.6 Title to Assets. APF has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of its most recent quarterly report on Form 10-Q.

   6.7 Reports and Financial Statements. APF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "APF SEC Documents"). All of the APF SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such APF SEC Documents. None of the APF SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed APF SEC Documents. There is no unresolved violation, criticism or exception by any governmental entity of which APF has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to APF could have a Material Adverse Effect on APF. The financial statements of APF included in the APF SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of APF as of the dates thereof and the results of operations and cash flows of APF for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   6.8 Events Subsequent to September 30, 1998. Since September 30, 1998, nothing has occurred which has had or would reasonably be expected to have a Material Adverse Effect on APF.

   6.9 Litigation. Except as publicly disclosed by APF in its APF SEC Documents or on Schedule 1, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of APF, threatened against APF or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on APF or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by APF in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by APF in any APF SEC Document, none of APF or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on APF or would prevent or delay the consummation of the transactions contemplated hereby.

   6.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by APF for inclusion or incorporation by reference in (i) the Registration Statement to be filed by APF with the SEC in connection with the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement sent by APF to its shareholders pertaining to the Merger will, at the date mailed to shareholders and at the times of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APF, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement or the proxy statement, APF shall promptly so advise the General Partners and such event shall be so described, and such amendment or supplement (which the General Partners shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   6.11 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by APF in its APF SEC Documents or disclosed in
Schedule 1, as of December 31, 1998, to APF's Knowledge, none of APF or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which are not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of APF and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in any reports filed by it with the APF SEC Documents, since December 31, 1998, the business of APF and its Subsidiaries has been carried on only in the ordinary and usual course, to APF's Knowledge, none of APF or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to APF or its Subsidiaries Known to APF having or which could reasonably be expected to have, a Material Adverse Effect on APF.

   6.12 Brokers' Fees. Except for the fees and expenses paid to Merrill Lynch & Co. with respect to the delivery of the Fairness Opinion to the Special Committee and in connection with the financial services provided by Salomon Smith Barney, none of APF, the OP General Partner or the Operating Partnership has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

   6.13 Qualification as a REIT. APF is a "real estate investment trust" for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not cause APF to cease to qualify as a "real estate investment trust" for federal income tax purposes.

   6.14 Compliance with Applicable Law. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, it and its Subsidiaries hold all permits, licenses, variances, exemptions, order and approvals of all governmental entities necessary for the lawful conduct of their respective businesses, except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its

APF SEC Documents, to APF's Knowledge, APF and its Subsidiaries are in compliance with the material terms of its permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF, the businesses of APF and its Subsidiaries are not, to APF's Knowledge, being conducted in violation of any law, ordinance or regulation of any governmental entity except that no representation or warranty is made in this Section 6.14 with respect to environmental laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, no investigation or review by any governmental entity with respect to APF or its Subsidiaries is pending or, to the Knowledge of APF, threatened, nor, to the Knowledge of APF, has any government entity indicated an intention to conduct the same, other than, in each case, those which APF reasonably believes will not have a Material Adverse Effect on APF.

   6.15 Intellectual Property.

   (a) APF owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of APF as presently conducted. Each item of Intellectual Property owned or used by APF immediately prior to the Closing hereunder will be owned or available for use by APF on identical terms and conditions immediately subsequent to the Closing hereunder. APF has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) APF has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of APF's directors or officers (or employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that APF must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of APF which are material to the operation of APF's business.

   (c) APF has no patent or registration which has been issued to APF with respect to any of its Intellectual Property.

   (d) Nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of APF's business as presently conducted.

   6.16 Insurance. With respect to each current insurance policy to which APF is a party, a named insured or is otherwise the beneficiary of coverage, to the knowledge of APF: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither APF nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof.

   6.17 Tenants. To the Knowledge of APF and except as set forth on Schedule 1, no current tenant of a property owned by APF, which as of the date of APF's most recent quarterly report on Form 10-Q represented more than 5% of APF's total revenues, presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   6.18 Disclosure. APF is in compliance in all material respects with its obligation under the Securities Exchange Act to publicly disclose material information in a timely fashion.

                                  ARTICLE VII

               Representations and Warranties Concerning the Fund

   The General Partners and the Fund jointly and severally represent and warrant to APF and the Operating Partnership that the statements contained in this Article VII are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by the General Partners and the Fund to APF and the Operating Partnership in accordance with the provisions of
Section 8.14 (the "Disclosure Schedule"). Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII.

   7.1 Organization, Qualification, and Corporate Power. The Fund is a limited partnership duly organized, validly existing, and in good standing under the laws of Florida. The Fund is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Except as set forth in Section 7.1(a) of the Disclosure Schedule, the Fund has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Section 7.1(b) of the Disclosure Schedule lists the directors and officers of the corporate General Partner. The General Partners have been made available to APF and the Operating Partnership correct and complete copies of the certificate of limited partnership and the limited partnership agreement of the Fund (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the corporate General Partner and any organizational records of the Fund have been made available to APF and the Operating Partnership and are correct and complete in all material respects. The Fund is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   7.2 Capitalization. All of the outstanding ownership interests in the Fund (the "Fund Interests") consist of (i) one percent in general partnership interests and (ii) 4,500,000 units of limited partnership interests. All of the outstanding Fund Interests have been duly authorized, are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Fund to issue, sell, or otherwise cause to become outstanding any additional ownership interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Fund.

   7.3 Authorization of Transaction. The Fund has full power and authority (including full limited partnership power and authority) to execute and deliver this Agreement and, upon the affirmative vote of a majority of the outstanding limited partnership Fund Interests, will have full power and authority (including limited partnership power and authority) to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Fund, enforceable in accordance with its terms and conditions, subject to bankruptcy, insolvency, moratorium and rights of creditors generally. The Fund is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   7.4 Noncontravention. Except as set forth in Section 7.4 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Fund is subject or any provision of the certificate of limited partnership or limited partnership agreement of the Fund or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Fund is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

   7.5 Title to Assets. The Fund has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC (the "Most Recent 10-Q") or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent 10-Q.

   7.6 Subsidiaries. The Fund does not have any Subsidiaries, operating or otherwise.

   7.7 Reports and Financial Statements. The Fund has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "Fund SEC Documents"). All of the Fund SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Fund SEC Documents. None of the Fund SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed Fund SEC Documents. There is no unresolved violation by any governmental entity of which the Fund has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to the Fund could have a Material Adverse Effect on the Fund. The financial statements of the Fund included in the Fund SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Fund as of the dates thereof and the results of operations and cash flows of the Fund for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   7.8 Events Subsequent to the Most Recent 10-Q. Since the date of the Most Recent 10-Q nothing has had a Material Adverse Effect on the Fund. Without limiting the generality of the foregoing, since that date, except as set forth in the appropriately lettered paragraph of Section 7.8 of the Disclosure
Schedule:

   (a) the Fund has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as reasonably determined by the General Partners) in the Ordinary Course of Business;

   (b) the Fund has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 except in the Ordinary Course of Business;

   (c) no party (including the Fund) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which the Fund is a party or by which it is bound except in the Ordinary Course of Business;

   (d) the Fund has not imposed any Security Interest upon any of its assets, tangible or intangible except in the Ordinary Course of Business;

   (e) the Fund has not made any capital expenditure (or series of related capital expenditures) involving more than $50,000 except in the Ordinary Course of Business;

   (f) the Fund has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

   (g) the Fund has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

   (h) the Fund has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

   (i) the Fund has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

   (j) the Fund has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

   (k) there has been no change made or authorized in the certificate of limited partnership or limited partnership agreement of the Fund;

   (l) the Fund has not issued, sold, or otherwise disposed of any ownership interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any ownership interests in the Fund;

   (m) the Fund has not declared, set aside, or paid any dividend or made any distribution with respect to its ownership interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its ownership interests other than distributions consistent with past practices;

   (n) the Fund has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

   (o) the Fund has not made any loan to, or entered into any other transaction with, any of the General Partners or the directors, officers, or employees of the corporate General Partner outside the Ordinary Course of Business;

   (p) the Fund has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

   (q) the Fund has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

   (r) to the Knowledge of the General Partners, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Fund; and

   (s) the Fund is not under any legal obligation, whether written or oral, to do any of the foregoing.

   7.9 Undisclosed Liabilities. The Fund does not have any Liability (and, to the Knowledge of the General Partners, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or which are not in the aggregate material.

   7.10 Legal Compliance. Except as disclosed in the Fund SEC Documents, the Fund has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder), the violation of which could cause a Material Adverse Effect to the Fund, of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

   7.11 Tax Matters.

   (a) The Fund has filed all material Tax Returns that it was required to file, including, without limitation, any material Tax Returns required to be filed with any state. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Fund (as shown on any filed Tax Return) have been paid. The Fund currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Fund does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Fund that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) The Fund has withheld and, if due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, Partner, or other third party.

   (c) The General Partners do not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Fund either (A) claimed or raised by any authority in writing or (B) as to which any of the General Partners has Knowledge. Section 7.11(c) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Fund for taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Fund since December 31, 1996.

   (d) The Fund has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) The Fund has not filed a consent under Code (S)341(f) concerning collapsible corporations. The Fund has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code (S)280G. The Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. The Fund is not a party to any Tax allocation or sharing agreement. The Fund (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Fund) or (B) has any Liability for the Taxes of any Person (other than the Fund) under Treas. Reg. (S)1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

   7.12 Real Property.

   Section 7.12(a) of the Disclosure Schedule lists and describes briefly all real property owned, leased or subleased by the Fund. Section 7.12(b) of the Disclosure Schedule lists all leases and subleases to which the Fund is a party, and the General Partners have made available to APF correct and complete copies of all such leases and subleases (as amended to date). With respect to each lease and sublease listed in Section 7.12(b) of the Disclosure Schedule:

   (a) the lease or, to the Knowledge of the General Partners, the sublease is legal, valid, binding, enforceable, and in full force and effect, except as may be affected by bankruptcy, insolvency, moratorium and the rights of creditors generally;

   (b) no consent is required with respect to the lease or sublease as a result of this Agreement, and the actions contemplated by this Agreement will not result in the change of any terms of the lease or sublease or otherwise affect the ongoing validity of the lease or sublease;

   (c) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

   (d) no party to the lease or, to knowledge of the General Partners, sublease has repudiated any provision thereof;

   (e) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or, to the Knowledge of the General Partners, sublease;

   (f) the Fund has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

   (g) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required by the Fund in connection with the operation thereof and, to the Knowledge of the General Partners, have been operated and maintained in all material respects in accordance with applicable laws, rules, and regulations; and

   (h) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

   7.13 Intellectual Property.

   (a) The Fund owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of the Fund as presently conducted. Each item of Intellectual Property owned or used by the Fund immediately prior to the Closing hereunder will be owned or available for use by the Fund on identical terms and conditions immediately subsequent to the Closing hereunder. The Fund has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) The Fund has not Knowingly interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the General Partners nor any of the corporate General Partner's directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Fund must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the General Partners, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Fund which are material to the operation of the Fund's business.

   (c) The Fund has no patent or registration which has been issued to the Fund with respect to any of its Intellectual Property.

   (d) Section 7.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Fund uses pursuant to license, sublicense, agreement, or permission. The General

Partners have made available to APF and the Operating Partnership correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).

   (e) To the Knowledge of the General Partners, nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Fund's business as presently conducted.

   7.14 Tangible Assets. The Fund owns or leases all buildings, machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted. Each such tangible asset is free from all material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The Most Recent Balance Sheet sets forth all of the assets, in the opinion of the General Partners, necessary to conduct the Fund's business as it is currently being conducted.

   7.15 Contracts. Section 7.15 of the Disclosure Schedule lists all of the following types of contracts and other agreements to which the Fund is a party:

   (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

   (b) any agreement concerning a partnership or joint venture;

   (c) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

   (d) any agreement concerning confidentiality or noncompetition;

   (e) any agreement with any General Partner or any of their Affiliates (other than the Fund);

   (f) any agreement under which it has advanced or loaned any amount to any of the General Partners or the corporate General Partner's directors, officers, and employees outside the Ordinary Course of Business; or

   (g) any agreement under which the consequences of a default or termination could have a Material Adverse Effect.

   The General Partners have made available to APF and the Operating Partnership a correct and complete copy of each written agreement listed in
Section 7.15 of the Disclosure Schedule (as amended to date) which is not included as an exhibit to a Fund SEC Document and a written summary setting forth the terms and conditions of each oral agreement referred to in Section
7.15 of the Disclosure Schedule. With respect to each agreement set forth in
Section 7.15 of the Disclosure Schedule or filed as an exhibit to a Fund SEC
Document: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

   7.16 Notes and Accounts Receivable. All notes and accounts receivable of the Fund are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Fund.

   7.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Fund.

   7.18 Insurance. Section 7.18 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Fund has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets): (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; and (iii) the policy number and the period of coverage. With respect to each current insurance policy, to the Knowledge of the General Partners and the Fund: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Fund nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Fund has been covered during the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets) by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period. Section 7.18 of the Disclosure Schedule describes any self-insurance arrangements affecting the Fund.

   7.19 Litigation. Section 7.19 of the Disclosure Schedule sets forth each instance, not already disclosed in the Fund SEC Documents, in which the Fund
(i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to or, to its Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section
7.19 of the Disclosure Schedule or the Fund SEC Documents could result in any Material Adverse Effect on the Fund. None of the General Partners has any reason to believe that any additional such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Fund.

   7.20 Tenants. To the Knowledge of any of the General Partners, no current tenant of a property owned by the Fund presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   7.21 Employees. The Fund does not have and has never had any employees, officers or directors. The Fund is not and has never been a party to or had any liability with respect to any Employee Benefit Plan.

   7.22 Guaranties. The Fund is not a guarantor of and is not otherwise liable for any liability or obligation (including indebtedness) of any other Person.

   7.23 Registration Statement. The information furnished by the Fund for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.24 Environmental Matters. The Fund is currently in compliance with all material environmental laws, ordinances, regulations and orders applicable to its business or properties, and, to the Knowledge of the General Partners, the tenants' present uses of the Fund's properties, whether leased or owned, do not materially violate any such laws, ordinances, regulations or orders. The Fund is not subject to any Liability or claim in connection with any environmental law or any use, treatment, storage or disposal of any hazardous substance or material or pollutant or any spill, leakage, discharge or release of any hazardous substance or material or pollutant as a result of having owned or operated any business prior to the Effective Time, which if a violation existed would have a Material Adverse Effect on the Fund.

   7.25 Vote Required. The affirmative vote of at least a majority of the outstanding Fund Interests is the only vote of any security holder in the Fund (under applicable law or otherwise) required to approve the Merger, this Agreement and the other transactions contemplated hereby.

   7.26 Disclosure. The representations and warranties contained in this
Article VII do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VII not misleading.

                                  ARTICLE VIII
                             Pre-Closing Covenants

   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

   8.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article X below).

   8.2 Notices and Consents. The General Partners shall give any notices to third parties and obtain any third party consents referred to in Sections 5.1, 5.2, 7.3 and 7.4 above and the related sections of the Disclosure Schedule. APF, the OP General Partner and the Operating Partnership shall give any notices to third parties and obtain any third party consents referred to in Sections 6.4 and 6.5 above. Each of the Parties shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 5.1, 6.4 and
7.3 above.

   8.3 Maintenance of Business; Prohibited Acts. During the period from the date of this Agreement to the Effective Time, the General Partners will not, and will not cause the Fund to, take any action that adversely affects the ability of the Fund (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organizations, and (iii) to preserve its relationships with its tenants; and the General Partners will not allow the Fund to, without the OP General Partner's prior written consent, which consent shall not be unreasonably withheld:

   (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrance of (i) any additional ownership interests (including the Fund Interests), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its ownership interests or any other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or (ii) any other securities in respect of, in lieu of or in substitution for the Fund Interests outstanding on the date hereof;

   (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Fund Interests);

   (c) split, combine, subdivide or reclassify any of its ownership interests or otherwise make any payments to the Partners; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution in respect of its ownership interests at such times and in such manner and amount as may be consistent with the Fund's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from December 31, 1998 through the Effective Time, to the extent not otherwise paid or distributed to the Partners), or (ii) any distribution of property necessary for the representation and warranty set forth in Section
7.11 to be true and correct;

   (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

   (e) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation outside the Ordinary Course of Business;

   (f) other than as may be necessary to consummate the Merger, adopt any amendments to its certificate of limited partnership or limited partnership agreement;

   (g) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, outside the Ordinary Course of Business;

   (h) engage in the conduct of any business the nature of which is materially different from the business in which the Fund is currently engaged;

   (i) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Fund;

   (j) forgive any indebtedness owed to the Fund or convert or contribute by way of capital contribution any such indebtedness owed;

   (k) authorize or enter into any agreement providing for management services to be provided by the Fund to any third party or an increase in management fees paid by any third party under existing management agreements;

   (l) mortgage, pledge, encumber, sell, lease or transfer any material assets of the Fund except as contemplated by this Agreement;

   (m) authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

   (n) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.

   8.4 Full Access. The General Partners shall permit representatives of APF and the OP General Partner to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Fund to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Fund. APF, the OP General Partner and the Operating Partnership shall permit representatives of the General Partners and the Fund to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of APF and the Operating Partnership to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to APF, the OP General Partner and the Operating Partnership. The Parties agree that any information obtained in connection with the exercise of their rights pursuant to this Section 8.4 shall be Confidential Information for purposes of this Agreement.

   8.5 Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Articles V, VI or VII above, as applicable. No disclosure by any Party pursuant to this Section 8.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

   8.6 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of APF, the Operating Partnership, the General Partners and the Fund shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of APF after the Effective Time as a real estate investment trust as defined within Section 856 of the Code.

   8.7 Fund Partner Approval. The General Partners hereby agree to vote the Fund Interests owned by them in favor of this Agreement and the transactions contemplated hereby and agree, subject to the satisfaction of their fiduciary duties as general partners under Florida law, as reasonably determined by the General Partners, to recommend that the limited Partners of the Fund vote their Fund Interests in favor of this Agreement and the transactions contemplated hereby.

   8.8 Delivery of Certain Financial Statements.

   (a) In addition to disclosure in Fund SEC Documents required to be filed by the Fund, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, the Fund shall provide to APF and the OP General Partner with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by the Fund and each of the General Partners that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of the Fund as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   (b) In addition to disclosure in APF SEC Documents required to be filed by APF, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, APF shall provide to the Fund and the General Partners with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by APF that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of APF as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   8.9 State Takeover Statutes. APF, the APF Board of Directors, the Operating Partnership, the Fund and the General Partners shall (i) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation, including without limitation, the control share acquisition provisions of Section 3-701 et seq. of the Maryland GCL and the business combination provisions of Section 3-601 et seq of the Maryland GCL (each, a "Takeover Statute"), is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and
(ii) if any Takeover Statute becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

   8.10 Exclusivity. None of the General Partners shall solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Fund (including any acquisition structured as a merger, consolidation, or share exchange). The General Partners shall notify APF and the Operating Partnership immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

   8.11 Listing. APF shall effect, at or before the issuance of any APF Common Shares issued as Share Consideration pursuant to Article IV, authorization for listing or quotation of such APF Common Shares on the NYSE, subject to official notice of issuance.

   8.12 Maintenance of APF's Business. During the period from the date of this Agreement to the Effective Time, APF will not take any action that adversely affects the ability of APF (i) to pursue its business in the ordinary course,
(ii) to seek to preserve intact its current business organizations (iii) to preserve its relationships with its tenants and (iv) will not take any action to affect it status as a REIT for federal income tax purposes.

   8.13 Registration of Share Consideration. APF shall cause the Registration Statement to become effective prior to the Closing Date.

   8.14 Delivery and Approval of Disclosure Schedule and Schedule 1. Within fifteen (15) business days after the date of this Agreement the General Partners shall deliver to APF the Disclosure Schedule and APF shall deliver to the General Partners Schedule 1. Within fifteen (15) business days after APF receives the Disclosure Schedule it shall give the General Partners notice either that the disclosures in the Disclosure Schedule are, as to substance, satisfactory to APF, in its sole and absolute discretion, or that they are not satisfactory and that APF terminate this Merger Agreement pursuant to Section
11.2. Likewise, within fifteen (15) business days after the General Partners receive Schedule 1, the General Partners shall give APF notice either that the disclosures in Schedule 1 are, as to substance, satisfactory to them, in their sole and absolute discretion, or that they are not satisfactory and that such General Partners terminate the Agreement pursuant to Section 11.2. In the case of both APF and the General Partners, the failure of either to give the notice specified above within the applicable fifteen (15) business day period shall constitute approval of the Disclosure Schedule or Schedule 1, as applicable.

   8.15 Certain Acquisitions. APF or its Subsidiaries shall acquire CNL Fund Advisors, Inc., CNL Financial Corp. and CNL Financial Services, Inc. (collective, the "CNL Restaurant Services Group") substantially in accordance with the terms and conditions set forth in their respective merger agreements dated on or about the date hereof or such other terms that are mutually agreed to by the parties.

                                   ARTICLE IX

                             Post-Closing Covenants

   The Parties agree as follows with respect to the period following the
Closing:

   9.1 General. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XII below). The General Partners acknowledge and agree that from and after the Closing, the Surviving Partnership will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Fund.

   9.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Fund, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Article XII below).

   9.3 Transition. The General Partners will not take any action that is designed or intended to have the effect of discouraging any tenant, lessor, licensor, customer, supplier, or other business associate of the Fund from maintaining the same business relationships with the Surviving Partnership after the Closing as it maintained with the Fund prior to the Closing.

   9.4 Confidentiality.

   (a) The General Partners and the Fund will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to APF or the OP General Partner, as applicable, or destroy, at the request and option of APF or the OP General Partner, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the General Partners or the Fund is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such General Partner or the Fund, as applicable, will notify APF or the OP General Partner, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such General Partner or the Fund is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such General Partner or the Fund, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that such General Partner or the Fund, as applicable, shall use its best efforts to obtain, at the request of APF or the OP General Partner, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as APF or the OP General Partner, as applicable, shall designate.

   (b) APF, the OP General Partner and the Operating Partnership will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and, if the Closing does not occur, deliver promptly to the Fund General Partners, as applicable, or destroy, at the request and option of the Fund or the General Partners, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. Prior to the Closing and if the Closing does not occur, in the event that any of APF, the OP General Partner or the Operating Partnership is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, APF, the OP General Partner or the Operating Partnership, as applicable, will notify the Fund or the General Partners, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this
Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, APF, the OP General Partner or the Operating Partnership is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then APF, the OP General Partner or the Operating Partnership, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that APF, the OP General Partner or the Operating Partnership, as applicable, shall use its best efforts to obtain, at the request of the Fund or the General Partners, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Fund or the General Partners, as applicable, shall designate.

   9.5 Covenant Not to Compete. Unless employed by the Surviving Partnership or APF after the Closing, for a period of three years from and after the Closing Date, none of the General Partners will engage directly or indirectly in any business serving the restaurant industry that the Surviving Partnership or APF conducts as of the Closing Date, except existing restaurant businesses and properties currently owned or advised by affiliates of CNL Group, Inc., including CNL Advisory Services, Inc. In addition, and not in lieu of the foregoing, for a period of three years from and after the Closing Date, James
M. Seneff, Jr. hereby covenants and agrees not to engage or participate, directly or indirectly, as principal, agent, executive, employee, employer, consultant, stockholder, partner or in any other individual capacity whatsoever, in the conduct or management of, or own any stock or any other equity investment in or debt of, any business that relates to the ownership, acquisition or development of "restaurant operations"; provided, however, for the purposes of this Agreement, "restaurant operations" shall not include the ownership, acquisition or development of hotel and health care properties that contain restaurant operations and those entities set forth on Schedule 9.5, and provided further, the noncompetition covenant shall not operate to preclude Mr. Seneff's ownership of APF Common Shares and of up to 5% of the equity securities of companies whose common stock is publicly traded that are engaged in owning, operating, franchising or making are engaged in owning, operating, franchising or making loans to restaurants and restaurant companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

   9.6 Tax Matters.

   (a) If there is an adjustment to any item reported on a pre-closing Tax Return that results in an increase in the Taxes payable by the Fund or any of the General Partners, and such adjustment results in a corresponding adjustment to items reported on a post-closing Tax Return with the result that the Taxes payable either by APF, any of its Subsidiaries, or by any consolidated group of companies of which APF or any Subsidiary are then members are reduced, or a refund of Taxes is increased, then any APF Indemnity Claim that the General Partners or Fund owes APF or the Operating Partnership pursuant to Article XII below shall be reduced by the amount by which such Taxes are reduced or such refunds are increased.

   (b) Any refund or credit of Taxes (including any statutory interest thereon) received by APF or any of its Subsidiaries attributable to periods ending on or prior to or including the Closing Date that were paid by the Fund pursuant to this Agreement shall reduce any APF Indemnity Claim that the General Partners or the Fund owes APF pursuant to Article XII below by an amount equal to the amount of such refund or credit.

   (c) In the event that APF or any of its Subsidiaries receives notice, whether orally or in writing, of any pending or threatened federal, state, local or foreign tax examinations, claims settlements, proposed adjustments or related matters with respect to Taxes that could affect the Fund or the General Partners, or if the Fund or any of the General Partners receives notice of such matters that could affect APF or any of its Subsidiaries, the party receiving such notice shall notify in writing the potentially affected party within ten
(10) days thereof. The failure of either party to give the notice required by this Section shall not impair such party's rights under this Agreement except to the extent that the other party demonstrates that it has been damaged thereby.

   (d) The General Partners shall have the responsibility for, and shall be entitled, at their expense, to contest, control, compromise, reasonably settle or appeal all proceedings with respect to pre-closing Taxes.

                                   ARTICLE X

                       Conditions to Obligation to Close

   10.1 Conditions to Each Party's Obligation. The respective obligations of APF, the OP General Partner, the Operating Partnership, the Fund and the General Partners to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived upon the written consent of APF and the General Partners:

   (a) Governmental Approvals and Consents. The Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Sections 5.1, 6.4, and 7.3 above.

   (b) No Injunction or Proceedings. There shall not be any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, in the reasonable judgment of APF or the General Partners, (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

   (c) No Suspension of Trading, Etc. At the Effective Time, there shall be no declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war or other international, armed hostility or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of APF, would have a Material Adverse Effect on the Fund or, in the sole judgment of any of the General Partners, would have a Material Adverse Effect on APF.

   (d) Shareholder/Partner Approvals. The stockholders of APF shall have approved APF's Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A, and the Partners of the Fund shall have approved the Merger Proposal, amendments to the partnership agreement, if any.

   (e) Registration of Share Consideration. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

   10.2 Conditions to Obligation of APF, the OP General Partner and the Operating Partnership. The obligations of APF, the OP General Partner and the Operating Partnership to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) the General Partners and the Fund shall have delivered to APF and the OP General Partner a certificate to the effect that:

     (i) the representations and warranties set forth in Article V and
  Article VII above are true and correct in all material respects at and as of the Closing Date;

     (ii) the General Partners and the Fund have performed and complied with all of their covenants hereunder in all material respects at and as of the Closing Date;

     (iii) the General Partners and the Fund have procured all of the material third-party consents specified in, respectively, Section 5.2 and
  Section 7.4 above and the related sections of the Disclosure Schedule; and

     (iv) no action, suit, or proceeding is pending or, to their Knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
  (C) affect adversely the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

Notwithstanding the foregoing, APF's obligation to close as a result of a breach of the representations and warranties contained in Section 7.24 shall be governed solely by Section 10.2(e) below.

   (b) since December 31, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of the Fund, such determination to be made in the reasonable discretion of APF;

   (c) APF and the Operating Partnership shall have received an opinion dated as of the Closing Date from Baker and Hostetler LLP, counsel to the General Partners and the Fund, taken as a whole, in form and substance reasonably satisfactory to APF and the Operating Partnership;

   (d) APF shall have received the Disclosure Schedule and approved it in accordance with Section 8.14;

   (e) There shall not exist an unlawful environmental condition on one or more properties owned by the Fund, which in the opinion of a mutually acceptable environmental engineer or consultant, would require APF to expend in excess of $4,313,041 in order to remediate such unlawful environmental condition and cause the subject property or properties to comply with applicable environmental laws, ordinances, regulations or orders; and

   (f) If each of the CNL Income Funds approves its respective Proposed Acquisition, Merrill Lynch & Co. shall not have withdrawn its Fairness Opinion issued in connection with the Merger. If a Proposed Acquisition is not approved by the applicable CNL Income Fund, then the Special Committee of the Board of Directors of APF shall have received a fairness opinion addressed to APF and its stockholders from Merrill Lynch & Co. as to the fairness of the Proposed Acquisitions that were approved by the respective CNL Income Fund, including the consideration to be paid in connection therewith, to APF and its stockholders from a financial point of view.

   APF, the OP General Partner and the Operating Partnership may waive any condition specified in this Section 10.2 if they execute a writing so stating at or prior to the Closing.

   10.3 Conditions to Obligation of the General Partners and the Fund. The obligations of the General Partners and the Fund to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) APF, the OP General Partner and the Operating Partnership shall have delivered to the General Partners and the Fund a certificate to the effect that:

     (i) the representations and warranties set forth in Article VI above are true and correct in all material respects at and as of the Closing Date;

     (ii) APF, the OP General Partner and the Operating Partnership have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

     (iii) no action, suit, or proceeding is pending or, to their knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

   (b) APF shall have delivered to the Fund for distribution to the Partners the Share Consideration pursuant to Section 4.2 and, as applicable, the cash and Notes pursuant to Section 4.4;

   (c) since September 30, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of APF;

   (d) APF shall have acquired the CNL Restaurant Services Group;

   (e) the General Partners shall have received Schedule 1 and approved it in accordance with Section 8.14;

   (f) the APF Common Shares shall have been approved for listing on the NYSE subject to official notice of issuance;

   (g) the General Partners shall have received an opinion dated as of the Closing Date from Shaw Pittman Potts & Trowbridge, counsel to APF and the Operating Partnership, in form and substance reasonably satisfactory to the General Partners; and

   (h) Legg Mason Wood Walker Incorporated shall not have withdrawn the Fund Fairness Opinion.

   The General Partners and the Fund may waive any condition specified in this
Section 10.3 if they execute a writing so stating at or prior to the Closing.

                                  ARTICLE XI

                                  Termination

   11.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the General Partners, the limited partners of the Fund, the OP General Partner or the stockholders of APF, respectively, either by the mutual written consent of APF, the OP General Partner and the General Partners or by mutual action of the General Partners and the Boards of Directors of each of the corporate General Partner and the OP General Partner and the Special Committee.

   11.2 Termination by Individual Parties. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee and the Board of Directors of the OP General Partner in the event of a failure of a condition to the obligations of APF and the Operating Partnership set forth in
Section 10.2 of this Agreement; (b) by the General Partners in the event of a failure of a condition to the obligations of General Partners or the Fund set forth in Section 10.3 of this Agreement; (c) any Party if the Merger shall not have occurred by December 31, 1999 or (d) if a United States federal or state court of competent jurisdiction or United States federal or state governmental agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, in the case of a termination pursuant to clause (a) or (b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

   11.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article XI, no Party hereto (or any of its directors or officers) shall have any liability or further obligation to any other Party to this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement or the obligations set forth in Sections 9.4 and 13.11.

                                  ARTICLE XII

                                Indemnification

   12.1 Indemnity Obligations of the General Partners and the Fund. Subject to Sections 12.5 and 12.6 hereof, each of the General Partners severally, in accordance with its percentage interest in the Share Consideration and limited in amount to the value of the APF Common Shares received by it, based upon the average per share closing price of the APF Common Shares for the first twenty trading days after the APF Common Shares are listed on NYSE (the "20 Day Average Price"), agree to indemnify and hold APF, the OP General Partner and the Surviving Partnership harmless from, and to reimburse APF, the OP General Partner and the Surviving Partnership for, any APF Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "APF Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, cost, or expense of any nature whatsoever resulting from (i) any breach of any representation and warranty of any of the General Partners or the Fund which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements, or undertakings of any of the General Partners or the Fund which are contained in or made pursuant to this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 12.1.

   12.2 Indemnity Obligations of APF, the OP General Partner and the Operating Partnership. Subject to Sections 12.5 and 12.6 hereof, APF, the OP General Partner and the Operating Partnership (including in its capacity as the Surviving Partnership) hereby jointly and severally agree to indemnify and hold each of the General Partners and the Fund harmless from, and to reimburse each of the General Partners and the Fund for, any Fund Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "Fund Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, cost, or expense of any nature whatsoever incurred by any of the General Partners or the Fund resulting from
(i) any breach of any representation and warranty of APF, the OP General Partner or the Operating Partnership which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements, or undertakings of APF, the OP General Partner and the Operating Partnership which are contained in or made pursuant to the terms and conditions of this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this
Section 12.2.

   12.3 Appointment of Representative. James M. Seneff, Jr. is hereby appointed as the exclusive agent of the General Partners and the Fund to act on their behalf with respect to any and all Fund Indemnity Claims and any and all APF Indemnity Claims arising under this Agreement or such other representative as may be hereafter appointed by the General Partners. Such agent is herein referred to as the "Representative." The Representative shall take, and the General Partners agree that the Representative shall take, any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the General Partners and the Fund, as fully as if such parties were acting on their own behalf, including, without limitation, asserting Fund Indemnity Claims against APF, the OP General Partner and the Operating Partnership, defending all APF Indemnity Claims, consenting to, compromising, or settling all Fund Indemnity Claims and APF Indemnity Claims, conducting negotiations with APF, the OP General Partner and the Operating Partnership and their representatives regarding such claims, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants, or other representatives in connection with the foregoing matters. APF, the OP General Partner and the Operating Partnership shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the General Partners and the Fund. The Representative, acting pursuant to this Section 12.3, shall not be liable to any of the General Partners or the Fund for any act or omission, except in connection with any act or omission that was the result of the Representative's bad faith or gross negligence.

   12.4 Notification of Claims. Subject to the provisions of Section 12.5, in the event of the occurrence of an event which any Party asserts constitutes an APF Indemnity Claim or a Fund Indemnity Claim, as applicable, such Party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim and which is in the possession of the indemnified party. If such event involves the claim of any third party (a "Third-Party Claim"), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment, or compromise of any such Third-Party Claim, and to employ counsel to assist such indemnifying party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third-Party Claim, to join in the defense, settlement, adjustment, or compromise of the same. An indemnified party's failure to give timely notice or to furnish the indemnifying party with any relevant data and documents in connection with any Third-Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such Party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party. Any indemnifying party may elect, at such Party's sole expense, to assume control of the defense, settlement, adjustment, or compromise of any Third-Party Claim, with counsel reasonably acceptable to the indemnified parties, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all indemnified parties before entering into any settlement, adjustment, or compromise of such claims, or ceasing to defend against such claims, unless such settlement is a cash settlement and contains an unconditional release of the indemnified party from all existing and future claims with respect to the matter being contested. In connection with any Third-Party Claim, the indemnified party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third-Party Claim.

   12.5 Survival. All representations and warranties, and, except as otherwise provided in this Agreement, all covenants and agreements of the parties contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive until eighteen months from the Closing Date; provided, however, the representations and warranties contained in Sections 6.2, 6.3 and 7.11 shall survive until the expiration of the applicable statute of limitations with respect to the matters covered thereby. No claim shall be made after the applicable survival period.

   12.6 Limitations. Notwithstanding the foregoing, any claim by an indemnified party against any indemnifying party under this Agreement shall be payable by the indemnifying party only in the event, and to the extent, that the accumulated amount of the claims in respect of such indemnifying party's obligations to indemnify under this Agreement shall and the other claims described in Article XIII exceed in the aggregate the dollar amount specified in Article XIII. As to APF Indemnity Claims, the liability of each General Partner shall be limited as provided in Article XIII.

   12.7 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, no Party hereto is making any representation, warranty, covenant, or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, or agreement contained herein or in any certificate or other document delivered pursuant hereto relating to the Merger shall give rise to any right on the part of any Party hereto, after the consummation of the Merger, to rescind this Agreement or the transactions contemplated by this Agreement. Following the consummation of the Merger, the rights of the Parties under the provisions of this Article XII shall be the sole and exclusive remedy available to the Parties with respect to claims, assertions, events, or proceedings arising out of or relating to the Merger.

                                  ARTICLE XIII

                            Limitation of Liability

   13.1 Threshold. Notwithstanding anything to the contrary stated in this Agreement, in no event (i) shall the General Partners or any of them have any liability to APF and/or the OP General Partner and the Surviving Partnership on account of any APF Indemnity Claim or for any claim for breach of warranty or for misrepresentation, or any other claim whatsoever arising under this Agreement or in connection with the transaction contemplated herein (individually a "Claim" and collectively, "Claims") or for any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever directly resulting from Claims (collectively, "Losses") unless, until and only to the extent that the accumulated amount of all Losses exceeds the amount of $431,304 in the aggregate (the "Threshold") nor (ii) shall the individual or aggregate liability of the General Partners on account of Claims and Losses exceed the value of APF Common Shares actually issued to the General Partners in the Merger valued at the 20 Day Average Price. To the extent that any Claim is asserted against more than one General Partner, each General Partner shall be liable only for such General Partner's proportionate share of the Claim based on the percentage that the APF Common Shares received by such General Partner in the Merger is of the total APF Commons Shares comprising the Share Consideration. Any Claim against a General Partner, including an APF Indemnity Claim, may be satisfied by such General Partner, in its sole discretion, by surrendering to the claimant(s) APF Common Shares at a value equal to the closing price per share of such shares on the NYSE on the last trading day preceding the date such APF Common Shares are surrendered.

   13.2 Special Indemnification. APF agrees to indemnify, defend and hold harmless the General Partners against any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever, including reasonable attorneys' fees, arising after the Effective Time that would have arisen in their capacity as General Partners of the Fund had the Merger not been consummated and that are the result of APF's alleged actions or inactions. The Threshold described in Section 13.1 above shall not apply to APF obligations to indemnify the General Partners pursuant to this
Section 13.2.

                                  ARTICLE XIV

                                 Miscellaneous

   14.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of APF and the General Partners; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

   14.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

   14.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

   14.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of APF and the General Partners.

   14.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   14.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   14.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given, as of the date two business days after mailing, if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to the Fund or the General Partners:

     c/o James M. Seneff, Jr.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 423-2894

  With copy to:

     Baker & Hostetler LLP
     Sun Trust Center, Suite 2300
     200 South Orange Avenue
     Orlando, Florida 32801
     Attn: Kenneth C. Wright, Esq.
     Telecopy: (407) 841-0168

  If to APF or the Operating Partnership:

     Curtis B. McWilliams
     Executive Vice President
     CNL American Properties, Inc.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 650-1000

  With copy to:

     Shaw Pittman Potts & Trowbridge
     2300 N Street, N.W.
     Washington, D.C. 20037
     Attn: John M. McDonald, Esq.
     Telecopy: (202) 663-8007

   Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

   14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   14.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by APF, the OP General Partner and the General Partners. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   14.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   14.11 Expenses. If the Closing occurs, APF will bear all costs and expenses of the Parties incurred in connection with this Agreement and the transactions contemplated hereby to the extent not already paid by the Fund or the General Partners. If the Closing does not occur, APF, the OP General Partner and the Operating Partnership will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and the General Partners and the Fund will divide their costs and expenses (including legal fees and expenses) as follows:
(i) the Fund shall bear that percentage of the costs and expenses equal to the percentage obtained by dividing the number of Fund votes in favor of the Merger by the sum of the total number of votes cast and the total number of abstentions and (ii) the General Partners shall bear the remainder of the costs and expenses.

   14.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

   14.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

   14.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 13.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

   14.15 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in and for Orange County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL INCOME FUND XIV, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne
                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.
                                          James M. Seneff, Jr., as General
                                           Partner

                                                                      Appendix C

                            CERTIFICATE OF AMENDMENT
                                       TO
                       CERTIFICATE OF LIMITED PARTNERSHIP
                                       OF

                           CNL Income Fund XIV, Ltd.
--------------------------------------------------------------------------------
          (Insert name currently on file with Florida Dept. of State)

   Pursuant to the provisions of section 620,109, Florida Statutes, this Florida limited partnership, whose certificate was filed with the Florida Department of State on September 25, 1992, adopts the following certificate of amendment to its certificate of limited partnership:

  FIRST: Amendment(s): (indicate article number(s) being amended, added, or deleted)

   Article XX, Section 21.5 is deleted in its entirety, and all cross references to such section are deleted in their entirety.

  SECOND: This certificate of amendment shall be effective at the time of its filing with the Florida Department of State.

  THIRD: Signature(s)
  Signature of current general partner(s):

                                          _____________________________________
                                                   James M. Seneff, Jr.

                                          _____________________________________
                                                     Robert A. Bourne

                                          CNL Realty Corporation


                                          By:
                                            ___________________________________
                                            Name:

   Signature(s) of new general partner(s), if applicable: N/A

                                                                      Appendix D

                               [FORM OF OPINION]

                                       , 1999

James M. Seneff, Jr.
Robert A. Bourne
400 East South Street
Orlando, Florida 32801

Gentlemen:

   We have acted as counsel to CNL Income Fund XIV, Ltd., a Florida limited partnership (the "Partnership") of which you are the general partners (the
-----------
"General Partners"), in connection with the proposed amendment (the "Proposed
 ----------------                                                    --------
Amendment") to the Amended and Restated Agreement of Limited Partnership of CNL
---------
Income Fund XIV, Ltd. (the "Partnership Agreement"). The Partnership Agreement
                            ---------------------
requires that in connection with any proposed amendment to the Partnership Agreement (other than ministerial amendments and those amendments dealing with the transfer of a limited partner's partnership interest or the admission of substituted or additional limited partners), the General Partners must obtain an opinion of counsel concerning whether such proposed amendment would result in changing the Partnership to a general partnership. The Proposed Amendment would delete the provision in the Partnership Agreement that prohibits the Partnership from participating in any transaction involving (i) the acquisition, merger, conversion, or consolidation, either directly or indirectly, of the Partnership, and (ii) the issuance of securities of any other partnership, real estate investment trust, corporation trust or other entity that would be created or would survive after the successful completion of such transaction.

   This opinion is furnished pursuant to the Partnership Agreement. In rendering our opinion, we have examined and relied on the Partnership Agreement, the Proposed Amendment, and the Certificate of Limited Partnership of the Partnership. We have, in addition, made such other inquiries of fact and examinations of law as we have deemed necessary for purposes of rendering this opinion.

   We are members of the Bar of the State of Florida and do not hold ourselves out as being conversant with the laws of any jurisdiction other than those of the State of Florida and are expressing no opinion as to the laws of any jurisdiction other than those of the State of Florida and our opinion is so limited.

   In rendering the opinion set forth below, we have assumed: the genuineness of all signatures on records, certificates, instruments, agreements and other documents submitted to us for examination; the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, photostatic, facsimile, reproduced, or conformed copies and the authenticity of the originals of such latter documents; the accuracy and completeness of all factual representations made in the above-referenced documents; and the legal capacity of all natural persons.

   Based upon the foregoing and subject to the limitations and qualifications hereinafter set forth, we are of the opinion that the Proposed Amendment to the Partnership Agreement would not result in changing the Partnership to a general partnership.

   This opinion letter is based upon and limited to laws of the State of Florida as in effect on the date of this letter and to our current knowledge of facts in existence as of the date of this letter and material to the opinions expressed in this letter. This opinion letter is rendered as of the date hereof, and does not purport to analyze, evaluate or consider the legal effect of any event, legal or factual, occurring after such date that may alter the validity, effect or contents of this opinion, and we assume no obligation to update the opinion set forth herein.

This opinion letter is limited to the matters expressly set forth in this letter, and no other statement or opinions should be inferred beyond the matters expressly stated.

   Except as agreed by us in writing, our opinion is solely for the benefit of the addressees shown on the first page hereof and the limited partners of the Partnership and may be relied upon by such parties solely for the purposes for which it is being furnished. Without our prior written consent, this opinion letter may not be used, circulated, quoted or otherwise referred to for any purpose except as stated herein.

                                          Very truly yours,

                                          Baker & Hostetler LLP

                       CNL AMERICAN PROPERTIES FUND, INC.
                          SUPPLEMENT DATED     , 1999
                                       TO
                   PROSPECTUS/CONSENT SOLICITATION STATEMENT
                             DATED           , 1999
                          FOR CNL INCOME FUND XV, LTD.

   This Supplement is being furnished to you, as a Limited Partner of CNL Income Fund XV, Ltd., which we refer to as the Income Fund, for the purpose of enabling you to evaluate the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., a Maryland corporation, which is a real estate investment trust. This Supplement is designed to summarize only the risks, effects, fairness and other considerations of the proposed acquisition that are unique to you and the other Limited Partners of your Income Fund. This Supplement does not purport to provide an overall summary of the proposed acquisition and should be read in conjunction with the accompanying Prospectus/Consent Solicitation Statement, which includes detailed discussions regarding APF and the other Income Funds being acquired by APF. Accordingly, the discussions in this Supplement are qualified by the more expanded treatment of these matters appearing in the Prospectus/Consent Solicitation Statement. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" when used herein refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of your Income Fund. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., a wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership.

                                    OVERVIEW

   Pursuant to the Prospectus/Consent Solicitation Statement and this Supplement, you are being asked to approve the Acquisition of your Income Fund by APF. Your Income Fund is one of 18 limited partnerships (which we refer to collectively as the Funds) that APF is seeking to acquire. Supplements have also been prepared for each of the other Funds, copies of which may be obtained without charge to each Limited Partner or his representative upon written request to D.F. King & Co., 77 Water Street, New York, New York 10005.

What is APF?

   APF is a full-service real estate investment trust (or a REIT), formed in 1994, whose primary business, like that of the Funds, is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. As a full-service REIT, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains, from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time of the consummation of the Acquisition and will be one of the largest triple-net lease REITs in the United States.

How many shares of common stock (or APF Shares) will I receive if my Income Fund is acquired by APF?

   Your Income Fund will receive 3,733,901 APF Shares. You will receive your pro rata portion of such shares in accordance with the terms of your Income Fund's partnership agreement. APF has assigned a value, which we refer to as the Exchange Value, of $10.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing. It is possible that the APF Shares will trade at prices substantially below the Exchange Value. APF has, however, recently sold approximately 75 million APF Shares through three public offerings at offering prices per APF share equal to the Exchange Value. At December 31, 1998, of the approximately $750 million raised by APF, APF has used approximately $550 million to acquire restaurant properties and to make mortgage loans and had approximately $120 million in uninvested proceeds which it expects to invest during the first quarter of 1999. The remaining proceeds were used to pay fees and other offering expenses.

What is the required vote necessary to approve the Acquisition?

   Pursuant to the terms of your Income Fund's partnership agreement, APF's acquisition of your Income Fund may not be consummated without the approval of greater than 50% of the outstanding limited partnership Units. Such an approval by your Income Fund's limited partners will be binding on you even if you vote against the Acquisition.

Did you receive a fairness opinion in connection with APF's acquisition of my Fund?

   Yes. Legg Mason Wood Walker, Incorporated rendered an opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds.

Do you, as the general partners of my Income Fund, recommend that I vote in favor of the proposed Acquisition?

   Yes. We unanimously recommend that you vote "For" the proposed Acquisition. We believe that the Acquisition is the best means to maximize the value of your investment in your Fund as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

How do I vote?

   Just indicate on the enclosed consent form how you want to vote, and sign and mail it in the enclosed postage-paid return envelope as soon as possible, so that at the Special Meeting of Limited Partners, your Units may be voted "For" or "Against" APF's acquisition of your Income Fund. If you sign and send in your consent form and do not indicate how you want to vote, your consent form will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?

   Yes, subject to certain limitations. If you vote "Against" the Acquisition, but your Income Fund is nevertheless acquired by APF, you may elect to receive a payment (which we call the Cash/Notes Option) that is 10% in cash and 90% in
 % Callable Notes due     , 2006 (or Notes) based on the liquidation value of
your Income Fund, as determined by Valuation Associates, the appraisal firm that we engaged in connection with the Acquisition. Such liquidation value will be lower than the aggregate Exchange Value of the APF Shares offered to your Income Fund in the Acquisition. The Notes will bear interest at a rate equal to
 %, which was determined based on 120% of the applicable federal rate as of
    , 1999. Please note that you may only receive the Cash/Notes Option if you have voted "Against" the Acquisition and you elect to receive the Cash/Notes Option on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you voted "For" the Acquisition, or you voted "Against" the Acquisition and did not affirmatively select the Cash/Notes Option. The Notes will not be listed on any exchange or automated quotation system, and a market for the Notes will not likely develop.

What are the tax consequences of the Acquisition to me?

   The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners in your Income Fund are tax-deferred or tax-exempt entities (for example, pension plans, 401(k) plans or IRAs), if you are a person subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will be based on the difference between the value of the APF Shares or the tax basis of your Units. If you elect the Cash/Notes Option, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares and cash received by your Income Fund over the tax basis of your Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain real property gain.

We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

   We have estimated, based on the Exchange Value, that the taxable gain per average $10,000 investment in your Income Fund will be $(47). To review the tax consequences to the Limited Partners of the Funds in greater detail, see pages
  through   of the Prospectus/Consent Solicitation Statement and "Federal
Income Tax Considerations" in this Supplement.

                                  RISK FACTORS

   As a result of APF's Acquisition of your Income Fund, you will assume the risks associated with the assets of APF and the other Funds acquired by APF. Although the majority of APF's assets and the assets of the other Funds acquired by APF are substantially similar to those of your Income Fund, the restaurant properties owned by APF and the other Funds acquired by APF may be differently constructed, located in a different geographic area or of a different restaurant chain than the restaurant properties owned by your Income Fund. Because the market for real estate may vary from one region of the country to another, the change in geographic diversity may expose you to different and greater risks than those to which you are presently exposed. For geographic information regarding APF's and the Funds' restaurant properties, see "APF's Business and The Restaurant Properties--Business Objectives and Strategies" and "--The Restaurant Properties--General" and "Business of the Funds--Description of Restaurant Properties" in the Prospectus/Consent Solicitation Statement.

   The following is a description of the most significant potential disadvantages, adverse consequences and risks of the Acquisition that are applicable to your Income Fund. This description is qualified in its entirety by the more detailed discussion in the section entitled "Risk Factors" contained in the Prospectus/Consent Solicitation Statement.

 Investment Risks

 .  Uncertainty Regarding the Exchange Value and Trading Price of APF Shares
   Following Listing. Your Income Fund will be receiving 3,733,901 APF Shares if your Income Fund approves the Acquisition. There has been no prior market for the APF Shares, and it is possible that the APF Shares will trade at prices substantially below the Exchange Value or the historical book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Funds who become APF stockholders as a result of the Acquisition, will have transformed their investment in non-tradable Units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares is relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at amounts substantially less than the Exchange Value as a result of increased selling activity following the issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

 .  Decrease in Distributions. In each of the years ended December 31, 1995,
   1996 and 1997, your Income Fund made $725, $825 and $850, respectively, in distributions per $10,000 investment to you. Based on APF's pro forma financial information, and assuming APF acquires only your Income Fund and that each Limited Partner of your Income receives only APF Shares, you would have received, for the year ended December 31, 1997, $540 in distributions per $10,000 of original investment, which is 36.5% less than the $850 distributed to you as Limited Partner during the same period. The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the year ended December 31, 1997 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition. See "Cash Distributions to Limited Partners of Your Fund."

 .  Conflicts of Interest in the Acquisition; Substantial Benefits to Related
   Parties. There are certain conflicts of interest inherent in the structure of the Acquisition of your Income Fund. We, James M. Seneff, Jr. and Robert
   A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne, are the three general partners of the Funds. As Board members of APF, Messrs. Seneff and Bourne have an interest in the completion of the Acquisition that may or may not be aligned with your interests as a Limited Partner of the Income Fund or with their own positions as the general partners of your Income Fund. While we will not receive any APF Shares as a result of APF's Acquisition of your Income Fund, we, as general partners of your Income Fund, may be required to pay all or a substantial portion of the Acquisition costs allocated to your Income Fund to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition.
   For additional information regarding the Acquisition costs allocated to your Income Fund, see "Comparison of Alternative Effect on Financial Condition and Results of Operations" contained in this Supplement.

 .  Fundamental Change in Nature of Investment. The Acquisition of your Income
   Fund involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in your Income Fund, which has a fixed portfolio of restaurant properties in which you participate in the profits from the operation of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple-net basis, on the date that the Acquisition is consummated (assuming only your Income Fund was acquired as of September 30, 1998), 407 restaurant properties. The risks inherent in investing in an operating company such as APF include APF's ability to invest in new restaurant properties that are not as profitable as APF anticipated, the incurrence of substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and making mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay.

   As an APF stockholder, you will receive the benefits of your investment through (i) dividend distributions on, and (ii) increases in the value of, your APF Shares. In addition, your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale or refinancing of your Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares (or from the combination of cash paid to and payments on any Notes if you elect the Cash/Notes Option). An investment in APF may not outperform your investment in the Income Fund.

 . Original Investment Timeframe. Your Income Fund's partnership agreement provides that unless earlier terminated pursuant to its terms, your Income Fund will be terminated, dissolved, and its assets liquidated on December 31, 2031. At the time of your Income Fund's formation, we contemplated that its investment program would terminate (and its investments would be liquidated) some time between 2001 and 2006. We have no current plans to dispose of your Income Fund's restaurant properties if the Limited Partners do not approve the Acquisition.

 Real Estate/Business Risks

 .  Risk of Default on Mortgage Loans and Market Risks associated with
   Securitizations. APF will be subject to certain risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default.

   In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize (thereby remaining exposed to the related credit and repayment risks on such mortgage loans,) and seek a different source for funding its operations than securitizations.

   APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would typically retain a residual-interest security and may retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default, and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

   APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

 . Risks Associated with Leverage. APF has funded and intends to continue to Fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. At the time of the consummation of the Acquisition, as a general policy, APF's Board of Directors will borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's funds from operations and its ability to make distributions to its stockholders.

 . Acquisition and Development Risks. APF plans to pursue its growth strategy through the acquisition and development of additional restaurant properties. To the extent that APF does pursue this growth strategy, we do not know that it will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

 Tax Risks

 . Failure of APF to Qualify as a REIT for Tax Purposes. If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to the federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

 . Risks Associated with Distribution Requirements. Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to maintain its status as a REIT.

 . Changes in Tax Law. APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans. For a more detailed discussion of the risks associated with the Acquisition, see "Risk Factors" in the Prospectus/Consent Solicitation Statement.

                       CONSIDERATION PAID TO INCOME FUND

   The following table sets forth, for your Income Fund (i) the aggregate amount of original Limited Partner investments in each Fund less any distributions of net sales proceeds paid to the Limited Partners of that Fund,
(ii) the original amount of Limited Partner investments in each Fund less any distributions of net sales proceeds per average $10,000 investment, (iii) the number of APF Shares to be paid to your Income Fund, (iv) the estimated value of the APF Shares paid to your Income Fund, (v) the estimated Acquisition expenses allocated to your Income Fund, (vi) the estimated value, based on the Exchange Value, of APF Shares paid to your Income Fund after deducting Acquisition expenses, and (vii) the estimated value, based on the Exchange Value, of APF Shares you will receive for each $10,000 of your original investment:

                                                                                               Estimated Value
Original Limited      Original Limited                                              Estimated   of APF Shares
     Partner        Partner Investments                                             Value of     per Average
Investments Less   Less Any Distributions Number of APF   Estimated                APF Shares      $10,000
Any Distributions  of Net Sales Proceeds     Shares      Value of APF   Estimated     after       Original
     of Net             per $10,000        Offered to   Shares Payable Acquisition Acquisition Limited Partner
Sales Proceeds(1)  Original Investment(1)    Fund(2)      to Fund(3)    Expenses   Expenses(3)  Investment(3)
-----------------  ---------------------- ------------- -------------- ----------- ----------- ---------------
$40,000,000               $10,000           3,733,901    $37,339,010    $450,338   $36,888,672     $9,222

--------
(1) Income Fund has had no distributions of net sales proceeds.
(2) The APF Shares payable to each Fund as set forth in this chart will not change if APF acquires fewer than all of the Funds in the Acquisition. This number assumes that none of the Limited Partners of the Fund has elected the Cash/Notes Option.
(3) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be at prices significantly below the Exchange Value.

   Upon completion of the Acquisition of your Income Fund, the operations and existence of your Income Fund will cease. For more detailed information, see "The Acquisition" in the Prospectus/Consent Solicitation Statement. If your Income Fund does not approve the Acquisition, we do not contemplate that your Income Fund would be liquidated in the near future. The Acquisition, however, does not result in an all-cash payment to you in the liquidation of your investment. For example, if you are eligible for and choose the Cash/Notes Option, you become a Noteholder of APF. You will have exchanged your Units for
unsecured debt obligations of APF which may not be retired in full until     ,
2006, a date approximately seven years after the date the Acquisition of your Income Fund occurs. On the other hand, if you exchange your Units for APF Shares, you will receive an equity interest in APF whose marketability will depend upon the market that may develop with respect to the APF Shares, which will be listed on the NYSE.

                          EXPENSES OF THE ACQUISITIONS

   If your Income Fund approves the Acquisition, the portion of the Acquisition expenses attributable to your Income Fund will be paid by your Income Fund, as detailed below. The number of APF Shares paid to your Income Fund would reflect a reduction for your Income Fund's expenses of the Acquisition.

   If the Acquisition of your Income Fund is not approved, we will bear a percentage of all Acquisition expenses equal to the total number of abstentions and "Against" votes cast by the Limited Partners of your Income Fund, divided by the total number of abstentions and votes cast by you and the other Limited Partners of your Income Fund. In such event, your Income Fund will bear the remaining Acquisition expenses.

   The following table sets forth the estimated Acquisition expenses of acquiring your Income Fund:

                         Pre-closing Transaction Costs

   Legal Fees......................................................... $ 20,287
   Appraisals and Valuation...........................................    8,115
   Fairness Opinions..................................................   36,516
   Registration, Listing and Filing Fees..............................       --
   Soliciting Dealer Fee..............................................   82,466
   Financial Consulting Fees..........................................       --
   Environmental Fees.................................................   50,717
   Accounting and Other Fees..........................................   61,264
                                                                       --------
     Subtotal.........................................................  259,365

                           Closing Transaction Costs

   Transfer Fees and Taxes............................................   69,525
   Legal Fees.........................................................   53,500
   Recording Costs....................................................       --
   Other..............................................................   67,948
                                                                       --------
     Subtotal.........................................................  190,973
                                                                       --------
   Total.............................................................. $450,338
                                                                       ========

                                 REQUIRED VOTE

Limited Partner Approval Required by the Partnership Agreement

   Article 12 of your Income Fund's partnership agreement provides that the vote of Limited Partners representing greater than 50% of the outstanding Units is required to approve a "Liquidating Sale," which is defined by the partnership agreement to include a transaction or series of transactions resulting in the transfer of 80% or more in value of Income Fund's restaurant properties acquired within two years of the initial date of the prospectus (February 23, 1994). Because the Acquisition of your Income Fund is a Liquidating Sale within the meaning of the partnership agreement, it may not be consummated without the approval of Limited Partners representing greater than 50% of the outstanding Units.

Required Amendment to the Partnership Agreement

   Your Income Fund's partnership agreement includes one provision that may prevent the successful completion of APF's Acquisition of your Income Fund. This provision must be amended in order to successfully complete the Acquisition. Therefore, if you vote "For" the Acquisition, you will also be asked to vote in favor of this amendment. The proposed amendment is summarized below:

  .Amendment to Roll-Up Prohibition. Article 21 of the partnership agreement currently provides that your Income Fund may not participate in any transaction involving (i) the acquisition, merger, conversion or consolidation, either directly or indirectly, of your Income Fund, and
     (ii) the issuance of securities of any other partnership, real estate investment trust, corporation, trust or other entity that would be created or would survive after the successful completion of such transaction.

   If the Limited Partners holding a majority of the Units approve this amendment to your Income Fund's partnership agreement your Income Fund, Article 21 will be deleted in its entirety.

Partnership Agreement Amendment Procedures

   Pursuant to Article 13 of your Income Fund's partnership agreement, we may propose amendments to the partnership agreement. Article 13 of the partnership agreement requires that we furnish you with a verbatim statement of the proposed amendment, which is attached to this Supplement as Appendix C, and to include an opinion of our counsel regarding whether the proposed amendment would result in changing your Income Fund to a general partnership, changing our liability or your liability, or allowing you to take part in the control or management of your Income Fund. The form of opinion of Baker & Hostetler LLP is attached to this Supplement as Appendix D.

Consequence of Failure to Approve the Acquisition or the Amendments

   If the Limited Partners of your Income Fund representing greater than 50% of the outstanding Units do not vote "For" the Acquisition and the proposed amendment to the partnership agreement, the Acquisition may not be consummated under the terms of the partnership agreement. In such event, we plan to continue to operate your Income Fund as a going concern and to eventually dispose of your Income Fund's restaurant properties approximately 7 to 12 years after they were acquired (or as soon thereafter as, in our opinion, market conditions permit), as contemplated by the terms of the partnership agreement.

Special Meeting to Discuss the Acquisition

   We have scheduled a special meeting of the Limited Partners of your Income Fund to discuss the solicitation materials, which include the Prospectus/Consent Solicitation Statement, this Supplement and the other materials distributed to you, and the terms of APF's Acquisition of your Income Fund, prior to voting on the Acquisition. The special meeting will be held at
10:00 a.m., Eastern time, on         , 1999, at
                                          . We and members of APF's management
intend to solicit actively your support for the Acquisition and would like to use the special meeting to answer questions about the Acquisition and the solicitation materials (as defined below) and to explain in person our reasons for recommending that you vote "For" the Acquisition.

                                VOTING PROCEDURE

   The Prospectus/Consent Solicitation Statement, this Supplement, the accompanying transmittal letter, the power of attorney and the consent form constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" the Acquisition of your Income Fund by APF.

   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding Units of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, in the manner described in the Prospectus/Consent Solicitation Statement. A copy of the Agreement and Plan of Merger dated March 11, 1999, by and between APF and your Income Fund is attached hereto as Appendix B. We encourage you to read it.

   If you are not planning on attending the special meeting of the Limited Partners of your Income Fund and voting in person, you should complete and return the consent form before the expiration of the solicitation period. The solicitation period is the time period during which you may vote "For" or "Against" the Acquisition of your Income Fund. The solicitation period will commence upon delivery of the solicitation materials to you (on or about
  , 1999 and will continue until the later of (a)        , 1999 (a date not
less than 60 calendar days from the initial delivery of the solicitation materials), or (b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond December 31, 1999.

Any consent form received by Corporate Election Services prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your Units will be counted as voting "Against" the Acquisition of your Income Fund and you will receive APF Shares if your Income Fund is acquired.

   The consent form consists of two parts. Part A seeks your consent to APF's Acquisition of your Income Fund and certain related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve are described above under "Required Vote -- Required Amendment to the Partnership Agreement." If you have interests in more than one Income Fund, you will receive multiple consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter (including the Acquisition), you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without requiring your signatures on multiple documents.

                 COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                  TO THE GENERAL PARTNERS AND THEIR AFFILIATES

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by your Income Fund to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure, which will be in effect after the Acquisition, had been in effect during the years presented below.

   Under your Income Fund's partnership agreement, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. The partnership agreement also provide that we are to be reimbursed for our expenses for services performed for your Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. If your Income Fund is acquired, it will share in the overall cost of managing the consolidated portfolio of properties owned by APF. As stockholders of APF, you and the other former Limited Partners of your Income Fund will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1998, the aggregate amounts accrued or paid by your Income Fund to us are shown below under "Historical" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the years presented, are shown below under "Pro Forma":

                                                                   Nine Months
                                          Year Ended December 31,     Ended
                                          ----------------------- September 30,
                                           1995    1996    1997       1998
                                          ------- ------- ------- -------------
Historical:
  General Partner Distributions..........     --      --      --         --
  Broker/Dealer Commissions(1)
  Property Management Fees............... $34,213 $35,126 $35,321    $25,475
  Due Diligence and Marketing Support
   Fees..................................     --      --      --         --
  Acquisition Fees.......................     --      --      --         --
  Asset Management Fees..................     --      --      --         --
  Real Estate Disposition Fees(2)........     --      --      --         --
                                          ------- ------- -------    -------
    Total historical..................... $34,213 $35,126 $35,321    $25,475
Pro Forma:
  Cash Distributions on APF Shares.......     --      --      --         --
  Salary Compensation....................     --      --      --         --
                                          ------- ------- -------    -------
    Total pro forma......................     --      --      --         --
                                          ======= ======= =======    =======

--------
(1) A majority of the fees paid as broker-dealer commissions and due diligence and marketing support fees were reallowed to other broker-dealers participating in the offering of the Income Fund's Units.
(2) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners. To date, no such fees have been paid since the required minimum returns have not been made to the Limited Partners.

              CASH DISTRIBUTIONS TO LIMITED PARTNERS OF YOUR FUND

   The information below should be read in conjunction with the information contained herein under the caption "Financial Statements" and in the Prospectus/Consent Solicitation Statement under the caption "Summary -- Our Reasons for the Acquisition -- Prices for Fund Units."

   The following table sets forth the distributions paid to the Limited Partners of your Income Fund (per $10,000 original investment) for the periods indicated below:

                                                                Nine Months
                                                              Ended Sept. 30,
                                                                    1998
                                                              ----------------
                                                                          Pro
                                     1993 1994 1995 1996 1997 Historical Forma
                                     ---- ---- ---- ---- ---- ---------- -----
Distributions from Income........... --   $406 $725 $820 $850    $530    $409
Distributions from Return of
 Capital............................ --      3  --   --   --       70      17
                                     ---  ---- ---- ---- ----    ----    ----
Total............................... --   $409 $725 $820 $850    $600    $426
                                     ===  ==== ==== ==== ====    ====    ====

--------
(1) Cash distributions presented above as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. Accumulated net income includes deductions for depreciation and amortization expense and income from certain non-cash items. This amount is not required to be presented as a return of capital except for purposes of this table, and the Income Fund has not treated this amount as a return of capital for any other purpose.

   Cash distributions for the years ended December 31, 1997 include $250,000 of amounts earned in 1997, but declared payable in the first quarter of 1998.

   The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the nine months ended September 30, 1998 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition.

   Assuming APF maintains its current level of debt for acquiring future restaurant properties, the expected distribution rate per APF Share will be 8.8% (assuming a $10.00 per APF Share price based on the Exchange Value, the annualized dividend per year is expected to be $0.88 per APF Share). Based on the number of APF Shares that you would receive in the Acquisition per your average $10,000 original investment and this distribution rate, you would receive an annual distribution of approximately $812.

                                    FAIRNESS

General

   We believe the Acquisition to be fair to, and in the best interests of your Income Fund. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

  . the terms of the Acquisition are fair to you and the other Limited Partners; and

  . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and certain alternatives to the Acquisition and a review of the financial condition and performance of APF and your Income Fund and the terms of critical agreements, such as your Income Fund's partnership agreement.

   We also believe that the Acquisition is procedurally fair for several reasons. First, the Acquisition is required to be approved by Limited Partners holding greater than 50% of the outstanding Units of your Income Fund and is subject to certain conditions. Second, if your Income Fund is acquired, all Limited Partners of your Income Fund who vote against the Acquisition will be given the option of receiving APF Shares or the Cash/Note Option.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others, our relief from certain ongoing liabilities with respect to Income Fund if it is acquired by APF. For a further discussion of the conflicts of interest and potential benefits of the Acquisition to us, see "Conflicts of Interest" below.

Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners of your Income Fund and maximizes the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Fund. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the

Cash/Notes Option, constitutes fair value. In addition, we compared the values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair and is the best way to maximize the return on your investment in light of the values of such consideration.

   2. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners of your Income Fund and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisal of your Income Fund's restaurant properties prepared by Valuation Associates and upon the fairness opinion provided by Legg Mason. A copy of the fairness opinion is attached hereto as Appendix A. We encourage you to read it. We attributed significant weight to the appraisal of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisal of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisal and of Legg Mason to provide the fairness opinion assisted us in the fulfillment of our fiduciary duties to your Income Fund and the Limited Partners, notwithstanding that each of Valuation Associates and Legg Mason received fees for its services and notwithstanding that Legg Mason has previously provided investment banking services to the Funds and to Commercial Net Lease Realty, Inc., a former affiliate of ours. See "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.

   On rendering its opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

  .  the value or fairness of the cash and promissory notes option;

  . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Funds' portfolios or assets if liquidated in real estate markets;

  .  the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited Partners; or

  . any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the Cash/Notes Option.

   3. Valuation of Alternatives. Based on the appraisal of the Income Fund's restaurant properties, we estimated the value of your Income Fund as a ongoing concern and if liquidated. On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of your Income Fund.

   4. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Fund to Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   5. Net Book Value of the Income Fund. We calculated the book value of your Income Fund under generally accepted accounting principles, or GAAP, as of September 30, 1998 per $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is not indicative of the true fair market value of your Income Fund. This figure was compared to the (i) value of the Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998, (ii) value of the Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and
(iii) estimated value of the APF Shares, based on the Exchange Value, paid to each Fund per average $10,000 invested.

                             Summary of Valuations
                       (per $10,000 original investment)

                                                             Estimated Value of APF
                                                               Shares per Average
                                                                $10,000 Original
                         GAAP Book Liquidation Going Concern    Limited Partner
                           Value    Value(1)     Value(1)        Investment(2)
                         --------- ----------- ------------- ----------------------
CNL Income Fund XV,
 Ltd. ..................  $8,941     $8,290       $9,182             $9,222

--------
(1) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.
(2) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of your Income Fund, we each have an independent obligation to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners of your Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants (including the Limited Partners in other Funds). James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to your Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to your Income Fund and also on APF's Board of Directors.

Benefits to General Partners

   As a result of the Acquisition (assuming only your Income Fund is acquired), we are expected to receive certain benefits, including that we will be relieved from certain ongoing liabilities with respect to the Funds that are acquired by APF.

   James M. Seneff, Jr. and Robert A. Bourne (your individual general partners), will continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF and Mr. Bourne serving as Vice Chairman. Furthermore, they will be entitled to receive performance-based incentives, including stock options, under APF's 1999 Performance Incentive Plan or any other such Plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Funds if the Acquisition does not occur.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the Acquisition to you.

Certain Tax Differences between the Ownership of Units and APF Shares

   Because your Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your Income Fund, regardless of whether any cash is distributed to you. If your Income Fund is acquired by APF, and you have voted "For" the Acquisition, you will receive APF Shares. If you have voted "Against" the Acquisition but your Income Fund is acquired by APF, you may elect the Cash/Notes Option, in which case you will receive cash and Notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Currently, as the owner of Units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Income Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than your Income Fund's tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by your Income Fund. As a result, APF's tax depreciation from the acquired restaurant properties will differ from your Income Fund's tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a larger portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see " Taxation of APF" and " Taxation of Stockholders Taxable Domestic Stockholders" in the Prospectus/Consent Solicitation Statement.

Tax Consequences of the Acquisition

   In connection with the Acquisition and for federal income tax purposes, the assets (and any liabilities) of your Income Fund (if your Income Fund is acquired by APF) will be transferred to APF in return for APF Shares and/or cash and Notes. Your Income Fund will then immediately liquidate and distribute such property to you. The IRS requires that you recognize a share of the income or loss, subject to the limits described below, recognized by your Income Fund, including gain recognized as a result of the transfer of restaurant properties pursuant to the Acquisition. The estimated taxable gain and loss based on the Exchange Value, for an average

$10,000 original Limited Partner investment in your Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                           Estimated Gain/(Loss)
                                                            per Average $10,000
                                                             Original Limited
                                                           Partner Investment(1)
                                                           ---------------------
CNL Income Fund XV, Ltd. .................................         $(47)

--------
(1) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be at prices significantly below the Exchange Value.

   Under section 351(a) of the Code, no gain or loss is recognized if (i) property is transferred to a corporation by one more individuals or entities in exchange for the stock of that corporation, and (ii) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman, APF's tax counsel, that, following the Acquisition, the Limited Partners of the Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least 80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect the Cash/Notes Option, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between (1) the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership and (2) the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or another Limited Partner in your Income Fund elect the Cash/Notes Option, your Income Fund will receive APF Shares, cash and Notes in exchange for your Income Fund's assets. Because the
principal portion of the Notes will not be due until     , 2006, the
acquisition of your Income Fund's assets, in part, in exchange for Notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the Notes is collected in the year of the Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to value of the APF Shares and cash received by your Income Fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price (without reduction for any selling expenses) for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, that are assumed or taken subject to by the Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares, cash and Notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset" (i.e., real property and depreciable assets used in a trade or business and held for more than one year). Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section 1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report his, her or its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive cash and Notes rather than APF Shares. Even though a Limited Partner's election of the Cash/Notes Option may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of your Income Fund's gain as determined under the partnership agreement of your Income Fund. Therefore, Limited Partners who elect the Cash/Notes Option may recognize gain in the year of the Acquisition despite the fact that they will receive only a small amount of cash and no publicly-traded instruments with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the Notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the Notes by the Limited Partners electing the Cash/Notes Option. See "-- Tax Consequences of Liquidation and Termination of Your Fund" below.

   Tax Consequences of the Liquidation and Termination of Your Fund. If your Fund is acquired by APF, your Fund will be deemed to have liquidated and distributed APF Shares and/or cash and Notes, as the case may be, to you. The taxable year of your Income Fund will end at this time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition (including gain or loss resulting from the Acquisition described above). If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or cash and Notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of your Income Fund, determine to be pro rata based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive (determined on the closing date of the Acquisition) and your adjusted tax basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distribution of the APF Shares)). Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive cash and Notes in the Acquisition, you will recognize gain to the extent that the amount of cash you receive in the Acquisition exceeds your adjusted basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distributions of the cash and Notes)). Your basis in the Notes distributed to you will equal your adjusted basis in your Units, reduced (but not below zero) by the amount of any cash distributed to you and your holding period for the Notes for purposes of determining capital gain or loss from the disposition of the Notes will include your holding period for your Units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold Units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not an organization described in section 501(c)(7) (social clubs), section 501(c)(9) (voluntary employees' beneficiary associations), section 501(c)(17) (supplemental unemployment benefit trusts) or section 501(c)(20) (qualified group legal services plans) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Income Funds that are acquired by APF will equal the fair market value of the APF Shares plus the cash and the issue price of the Notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property may differ from the Income Fund's basis therein, and the restaurant properties may be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds following the Acquisition.

   For a discussion of the taxation of APF, see "Federal Income Tax Considerations -- Taxation of APF" in the Prospectus/Consent Solicitation Statement.

     SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
        APF, FUNDS, ADVISOR AND CNL RESTAURANT FINANCIAL SERVICES GROUP
                      Nine Months Ended September 30, 1998

                                            Historical                                     Pro Forma
                         --------------------------------------------------  --------------------------------------------
                                                                   CNL
                                                                Restaurant
                                       CNL Income               Financial
                                        Fund XV,                 Services      Combined    Pro Forma         Combined Pro
                             APF          Ltd.       Advisor      Group       Historical  Adjustments           Forma
                         ------------  ----------- ----------- ------------  ------------ -----------        ------------
Operating Data Reve-
 nues:
Rental and earned
 income................  $ 22,947,199  $ 2,325,191 $       --  $        --   $ 25,272,390 $ 9,635,208 (a)
                                                                                               35,670 (b)    $ 34,943,268
Management fees........           --           --   21,405,127    5,122,366    26,527,493 (21,036,584)(c)
                                                                                           (2,875,906)(d)       2,615,003
Interest and other
 income................     6,117,911       51,682         751   18,463,647    24,633,991   1,526,547 (e)      26,160,538
                         ------------  ----------- ----------- ------------  ------------ -----------        ------------
 Total revenue.........    29,065,110    2,376,873  21,405,878   23,586,013    76,433,874 (12,715,065)         63,718,809

Expenses:
General and
 administrative........     1,539,004      157,269   6,701,115    6,704,482    15,101,870  (1,307,332)(f)
                                                                                           (1,415,100)(g)
                                                                                              (31,627)(h)      12,347,811
Advisory fees..........     1,248,393       25,475         --     1,026,231     2,300,099  (2,300,099)(i)             --
State taxes............       397,569       27,763      15,226      220,180       660,738      52,120 (j)         712,858
Depreciation and amor-
 tization..............     2,693,020      204,668     131,539    1,000,493     4,029,720   3,020,021 (k)(l)    7,049,741
Interest expense.......           --           --      105,668   14,234,533    14,340,201     (68,670)(m)      14,271,531
Paid to affiliates.....           --           --      256,456    1,569,202     1,825,658  (1,825,658)(n)             --
                         ------------  ----------- ----------- ------------  ------------ -----------        ------------
 Total expenses........     5,877,986      415,175   7,210,004   24,755,121    38,258,286  (3,876,345)        34,381, 941
                         ------------  ----------- ----------- ------------  ------------ -----------        ------------
Net earnings (loss)
 before equity in
 earnings of joint
 ventures/minority
 interests, gain (loss)
 on sale of properties,
 gain on
 securitization, and
 provision (credit) for
 federal income taxes..    23,187,124    1,961,698  14,195,874   (1,169,108)   38,175,588  (8,838,720)         29,336,868
                         ------------  ----------- ----------- ------------  ------------ -----------        ------------
Equity in earnings of
 joint
 ventures/minority
 interests.............       (23,271)     179,502                   12,452       168,683         --              168,683
Gain (loss) on sales of
 properties............           --           --          --           --            --          --                  --
Gain on
 securitization........           --           --          --     3,018,268     3,018,268         --            3,018,268
Provision (credit) for
 federal income taxes..           --           --    5,607,415      708,666     6,316,081  (6,316,081)(o)             --
                         ------------  ----------- ----------- ------------  ------------ -----------        ------------
Net earnings...........  $ 23,163,853  $ 2,141,200 $ 8,588,459 $  1,152,946  $ 35,046,458 $(2,522,639)       $ 32,523,819
                         ============  =========== =========== ============  ============ ===========        ============
Other Data:
Weighted average number
 of shares of common
 stock outstanding
 during period.........    47,633,909          N/A         N/A          N/A           N/A         --           73,423,954 (p)
Total properties owned
 at end of period......           357           50         N/A          N/A           N/A         --                  407
Funds from operations..    26,408,569    2,411,870         N/A          N/A           N/A         --           37,175,989
Total cash
 distributions
 declared..............    26,460,446    2,400,000         N/A          N/A           N/A         --           37,175,989
Cash distributions
 declared per $10,000
 investment............           572          600         N/A          N/A           N/A         --                  506
                                                                               Combined    Pro Forma September 30,
                                   Historical September 30, 1998              Historical                      1998
                         --------------------------------------------------  ------------ -------------------------------
Balance Sheet Data
Real estate assets,
 net...................  $407,663,180  $31,140,903 $       --  $        --   $438,804,083 $ 4,748,482 (q)
                                                                                           26,052,741 (r)    $469,605,306
Mortgages/notes
 receivable............    33,523,506          --  $       --   173,776,981   207,300,487     849,195 (r)     208,149,682
Accounts receivable,
 net...................       575,104          --    7,544,985    7,342,103    15,462,192  (7,854,428)(s)       7,607,764
Investment in/due from
 joint ventures........       631,374    2,743,255         --           --      3,374,629     402,066 (q)       3,776,695
Total assets...........   566,383,967   36,602,550   8,429,809  197,528,789   808,945,115  24,504,696         833,449,811
Total
 liabilities/minority
 interest..............    14,478,585      837,947   5,049,152  185,998,045   206,363,729 (10,845,292)(s)(t)  195,518,437
Total equity...........   551,905,382   35,764,603   3,380,657   11,530,744   602,581,386  35,349,988 (q)(t)  637,931,374

-------

(a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and 2) properties that were developed by APF from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period.)

       Rental and earned income on Property Transactions by APF.... $9,635,208

(b) Represents $35,670 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1997.

(c) Represents the elimination of intercompany fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees..........................................  $ (1,569,202)
       Secured equipment lease fee...............................       (44,426)
       Advisory fees.............................................    (1,747,858)
       Reimbursement of administrative costs.....................      (293,215)
       Acquisition fees..........................................   (15,392,193)
       Underwriting fees.........................................      (254,945)
       Administrative fees.......................................      (148,491)
       Executive fee.............................................      (310,000)
       Guarantee fees............................................       (93,750)
       Servicing fee.............................................    (1,014,117)
       Development fees..........................................      (166,876)
       Consulting fee............................................        (1,511)
                                                                   ------------
        Total....................................................  $(21,036,584)
                                                                   ============

(d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

(e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

(f) Represents the elimination of intercompany expenses paid between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

       Reimbursement of administrative costs..................... $   (293,215)
       Servicing fee.............................................   (1,014,117)
                                                                  ------------
                                                                  $(1,307,332)
                                                                  ============

(g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by APF were subject to capitalization during the entire period and 2) costs relating to properties not developed by APF were subject to capitalization up through the time that EITF 97-11 became effective.

       General and administrative costs............................ $(1,415,100)

(h) Represents savings of $31,627 in professional services and administrative expenses resulting from reporting on one combined company versus 22 separate entities.

(i) Represents the elimination of fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Advisory fees.............................................. $ (1,747,858)
       Administrative fees........................................     (148,491)
       Executive fee..............................................     (310,000)
       Guarantee fees.............................................      (93,750)
                                                                   ------------
                                                                   $(2,300,099)
                                                                   ============

(j) Represents additional state taxes of $52,120 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the Income Fund had operated under a REIT structure.

(k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (q) from acquiring the Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

       Depreciation expense.......................................... $1,454,673

(l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (q).

       Amortization of goodwill...................................... $1,565,348

(m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in footnote (4), II (d ) in the Notes to the Pro Forma Financial Statements attached to this Supplement.

       Interest expense............................................... $(68,670)

(n) Represents the elimination of fees paid to affiliates for fees incurred between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees........................................... $ (1,569,202)
       Underwriting fees..........................................     (254,945)
       Consulting fee.............................................       (1,511)
                                                                   ------------
                                                                   $(1,825,658)
                                                                   ============

(o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the acquisition. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

(p) APF Shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved the proposal to increase the number of authorized APF Shares.

(q) Represents the payment of $450,338 in cash and the issuance of 15,988,867 APF Shares in consideration for the purchase of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 using the Exchange Value of $10 per APF share plus estimated transaction costs. The acquisitions of the Income Fund and the CNL Restaurant Financial Services Group have accounted for under the purchase accounting method and goodwill was recognized to the extent the estimated value of the consideration paid exceeded the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on APF's statement of earnings. The Company will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by APF.

       Income Fund...............................................  $ 37,339,012
       Advisor...................................................    76,000,000
       CNL Restaurant Financial Services Group...................    47,000,000
                                                                   ------------
        Total Purchase Price (cash and shares)...................   160,339,012
       Less cash paid to Income Fund.............................      (450,338)
                                                                   ------------
        Share consideration......................................   159,888,674
       Transaction costs of APF..................................     8,933,000
                                                                   ------------
        Total costs incurred.....................................  $168,821,674
                                                                   ============

  In addition, APF i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the Income Fund carrying value of land and building on operating leases by $3,596,047, net investment in direct financing leases by $1,152,435, investment in joint venture by $402,066, made downward adjustments to the carrying value of accrued rental income of $1,474,597, made downward adjustments to other assets of $3,676,099 to adjust historical values to fair value, iii) recorded goodwill of $41,742,610 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $76,853,546 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $35,764,603 of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group.

(r) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

(s) Represents the elimination by the Income Fund of $5,049 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by APF of $1,208,000 in related party payables recorded as receivables by the Advisor.

(t) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the acquisition of the CNL Restaurant Businesses since the acquisition agreements require that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the acquisition.

         SELECTED HISTORICAL FINANCIAL DATA OF CNL INCOME FUND XV, LTD.

   The following table sets forth certain financial information for the Income Fund, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of CNL Income Fund XV, Ltd." in this Supplement.

                            Nine Months Ended
                              September 30,            Year Ended December 31,
                         ----------------------- -----------------------------------
                            1998        1997        1997        1996        1995
                         ----------- ----------- ----------- ----------- -----------
Revenues (1)............ $ 2,556,375 $ 2,913,298 $ 3,908,014 $ 4,068,610 $ 3,914,985
Net income (2)..........   2,141,200   2,558,259   3,434,905   3,585,059   3,372,468
Cash distributions
 declared...............   2,600,000   2,400,000   3,200,000   3,280,000   2,900,001
Net income per Unit
 (2)....................        0.53        0.63        0.85        0.89        0.83
Cash distributions
 declared
 per Unit...............        0.65        0.60        0.80        0.82        0.73
Weighted average number
 of Limited Partner
 Units outstanding......   4,000,000   4,000,000   4,000,000   4,000,000   4,000,000

                              September 30,                 December 31,
                         ----------------------- -----------------------------------
                            1998        1997        1997        1996        1995
                         ----------- ----------- ----------- ----------- -----------
Total assets............ $36,602,550 $37,047,865 $37,045,723 $36,936,678 $36,516,732
Total partners'
 capital................  35,764,603  36,146,757  36,223,403  35,988,498  35,683,439

--------
(1) Revenues include equity in earnings of the joint venture.
(2) Net income for the year ended December 31, 1995, includes $71,023 from loss on sale of land.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                     OPERATIONS OF CNL INCOME FUND XV, LTD.

Introduction

   The Income Fund is a Florida limited partnership that was organized on September 2, 1993, to acquire for cash, either directly or through joint venture arrangements, both newly constructed and existing restaurants, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains. The leases are triple-net leases with the lessee responsible for all repairs and maintenance, property taxes, insurance and utilities. As of September 30, 1998, the Income Fund owned 50 restaurant properties, including interests in six restaurant properties owned by a joint venture in which the Income Fund is a co-venturer and two restaurant properties owned with affiliates as tenants-in-common.

Liquidity and Capital Resources

 Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997

   The Income Fund's primary source of capital for the nine months ended September 30, 1998 and 1997, was cash from operations (which includes cash received from tenants, distributions from joint ventures, and interest and other income received, less cash paid for expenses). Cash from operations was $2,415,807 and $2,550,613 for the nine months ended September 30, 1998 and 1997, respectively. The decrease in cash from operations for the nine months ended September 30, 1998, as compared to the nine months ended September 30, 1997, is primarily a result of changes in income and expenses as described below in "Results of Operations" and changes in the Income Fund's working capital.

   Other sources and uses of capital included the following during the nine months ended September 30, 1998.

   In June 1998, the Income Fund acquired a restaurant property in Fort Myers, Florida with one of our affiliates as tenants-in-common. In connection therewith, the Income Fund and the affiliate entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to its applicable percentage interest. As of September 30, 1998, the Income Fund owned a 14.93% interest in the restaurant property.

   Currently, cash reserves and rental income from the Income Fund's restaurant properties are invested in money market accounts or other short-term, highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to the partners. At September 30, 1998, the Income Fund had $1,222,529 invested in such short-term investments, as compared to $1,614,708 at December 31, 1997. The decrease in cash and cash equivalents for the nine months ended September 30, 1998, is primarily attributable to the acquisition of a restaurant property as tenants-in-common with one of our affiliates, as described above. The funds remaining at September 30, 1998, after payment of distributions and other liabilities, will be used to meet the Income Fund's working capital and other needs.

   Total liabilities of the Income Fund, including distributions payable, increased to $837,947 at September 30, 1998, from $822,320 at December 31, 1997, primarily as a result of the Income Fund accruing real estate taxes in connection with certain Long John Silver's restaurant properties, as described below in "Results of Operations." We believe that the Income Fund has sufficient cash on hand to meet its current working capital needs.

   Based on cash from operations, and for the nine months ended September 30, 1998, accumulated excess operating reserves, the Income Fund declared distributions to the Limited Partners of $2,600,000 and $2,400,000 for the nine months ended September 30, 1998 and 1997, respectively ($800,000 for each of the quarters ended September 30, 1998 and 1997). This represents distributions of $0.65 and $0.60 per Unit for the nine months ended September 30, 1998 and 1997, respectively ($0.20 per Unit for each applicable quarter). No distributions were made to us for the quarters and nine months ended September 30, 1998 and 1997. No amounts distributed to the Limited Partners for the nine months ended September 30, 1998 and 1997, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   We have the right, but not the obligation, to make additional capital contributions if we deem it appropriate in connection with the operations of the Income Fund.

 The Years Ended December 31, 1997, 1996 and 1995

   Net proceeds to the Income Fund from its offering of Units, after deduction of organizational and offering expenses, totaled $35,200,000. As of December 31, 1994, approximately $32,088,000 had been used to invest, either directly or through joint venture arrangements, in 43 restaurant properties (three of which were under construction at December 31, 1994) and to pay acquisition fees to one of our affiliates totaling $2,200,000 and to pay certain acquisition expenses. During 1995, the Income Fund completed construction of the three restaurant properties acquired in 1994 and acquired two additional restaurant properties. In addition, in January 1995, the Income Fund received notice from the tenant of two of its restaurant properties in Knoxville, Tennessee, and one restaurant property in Leavenworth, Kansas, of the tenant's intention to exercise its options, in accordance with its lease agreements, to substitute other restaurant properties for these three restaurant properties. In March 1995, the Income Fund sold its two restaurant properties in Knoxville, Tennessee, and one restaurant property in Leavenworth, Kansas, to the tenant for their original purchase prices, excluding acquisition fees and miscellaneous acquisition expenses and received net sales proceeds totaling $811,706. The Income Fund used the majority of the net sales proceeds to acquire two Checkers restaurant properties in Orlando and Bradenton, Florida, from the tenant. As a result of these transactions, the Income Fund recognized a loss of $71,023 for financial reporting purposes primarily due to acquisition fees and miscellaneous acquisition expenses the Income Fund had allocated to the two restaurant properties in Knoxville, Tennessee, and the restaurant property in Leavenworth, Kansas, and due to the accrued rental income relating to future scheduled rent increases for these restaurant properties that the Income Fund had recorded and reversed at the time of the sale. As a result of the above transactions, as of December 31, 1995, approximately $34,781,000 had been used to invest, either directly or through joint venture arrangements in 44 restaurant properties and to pay acquisition fees and certain acquisition expenses.

   In January 1996, the Income Fund invested $122,439 in a Golden Corral restaurant property located in Clinton, North Carolina, with certain of our affiliates as tenants-in-common. In connection therewith, the Income Fund and its affiliates entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to its applicable percentage interest. As of December 31, 1996, the Income Fund owned a 15.02% interest in this restaurant property. Upon completion of the Income Fund's acquisitions in January 1996, the remaining net offering proceeds of approximately $220,000 were reserved for Income Fund purposes.

   In September 1996, Wood-Ridge Real Estate Joint Venture, a joint venture in which the Income Fund owns a 50% interest, sold its two restaurant properties to the tenant for $5,020,878 and received net sales proceeds of $5,001,180, resulting in a gain to the joint venture of approximately $261,100 for financial reporting purposes. These restaurant properties were originally acquired by Wood-Ridge Real Estate Joint Venture in September 1994 and had a combined total cost of approximately $4,302,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the joint venture sold these restaurant properties for approximately $698,700 in excess of their original purchase price. In October 1996, Wood-Ridge Real Estate

Joint Venture reinvested $4,404,046 of the net sales proceeds in five restaurant properties. In January 1997, the joint venture reinvested $502,598 of the remaining net sales proceeds in an additional restaurant property. As of December 31, 1997, the Income Fund had received approximately $52,000, representing its pro-rata share of the uninvested net sales proceeds.

   Currently, the Income Fund's primary source of capital is cash from operations (which includes cash received from tenants, distributions from joint ventures and interest received, less cash paid for expenses). Cash from operations was $3,306,595, $3,434,682 and $3,239,370 for the years ended December 31, 1997, 1996 and 1995, respectively. The decrease in cash from operations during 1997, as compared to 1996, and the increase during 1996, as compared to 1995, is primarily a result of changes in income and expenses as described in "Results of Operations" below and changes in the Income Fund's working capital.

   None of the restaurant properties owned by the Income Fund or the joint ventures in which the Income Fund owns an interest is or may be encumbered. Subject to certain restrictions on borrowing, however, the Income Fund may borrow funds but will not encumber any of the restaurant properties in connection with any such borrowing. The Income Fund will not borrow for the purpose of returning capital to the Limited Partners. The Income Fund will not borrow under arrangements that would make the Limited Partners liable to creditors of the Income Fund. We further have represented that we will use our reasonable efforts to structure any borrowing so that it will not constitute "acquisition indebtedness" for federal income tax purposes and also will limit the Income Fund's outstanding indebtedness to three percent of the aggregate adjusted tax basis of its restaurant properties. Certain of our affiliates from time to time incur certain operating expenses on behalf of the Income Fund for which the Income Fund reimburses the affiliates without interest.

   Currently, cash reserves and rental income from the Income Fund's restaurant properties are invested in money market accounts or other short-term, highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or make distributions to partners. At December 31, 1997, the Income Fund had $1,614,708 invested in such short-term investments as compared to $1,536,163 at December 31, 1996.

   During 1997, 1996 and 1995, our affiliates incurred on behalf of the Income Fund $78,821, $86,714 and $94,991, respectively, for certain operating expenses. In addition, during 1995, certain of our affiliates incurred on behalf of the Income Fund $2,274 for certain acquisition expenses. As of December 31, 1997 and 1996, the Income Fund owed $4,311 and $1,355, respectively, to related parties for such amounts, accounting and administrative services and management fees. As of February 28, 1998, the Income Fund had reimbursed the affiliates all such amounts. Other liabilities, including distributions payable, decreased to $818,009 at December 31, 1997, from $946,825 at December 31, 1996, partially as a result of the Income Fund accruing a special distribution payable to the Limited Partners of $80,000 at December 31, 1996, which was paid in January 1997 from cumulative excess operating reserves. Total liabilities also decreased as a result of a decrease in rents paid in advance at December 31, 1997.

   Based on cash from operations, the Income Fund declared distributions to the Limited Partners of $3,200,000, $3,280,000 and $2,900,001 for the years ended December 31, 1997, 1996 and 1995, respectively. This represents distributions of $0.80, $0.82 and $0.73 per Unit for the years ended December 31, 1997, 1996 and 1995, respectively. No amounts distributed or to be distributed to the Limited Partners for the years ended December 31, 1997, 1996 or 1995 are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions.

   We believe that the restaurant properties are adequately covered by insurance. In addition, we have obtained contingent liability and property coverage for the Income Fund. This insurance is intended to reduce the Income Fund's exposure in the unlikely event a tenant's insurance policy lapses or is insufficient to cover a claim relating to the restaurant property.

   Due to low operating expenses and ongoing cash flow, we believe that the Income Fund has sufficient working capital reserves at this time. In addition, because all leases of the Income Fund's restaurant properties are on a triple-net basis, it is not anticipated that a permanent reserve for maintenance and repairs will be established at this time. To the extent, however, that the Income Fund has insufficient funds for such purposes, we will contribute to the Income Fund an aggregate amount of up to one percent of the offering proceeds for maintenance and repairs. We have the right to cause the Income Fund to maintain additional reserves if, in our discretion, we determine such reserves are required to meet the Income Fund's working capital needs.

Results of Operations

 Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997

   During each of the nine months ended September 30, 1998 and 1997, the Income Fund owned and leased 42 wholly-owned restaurant properties to operators of fast-food and family-style restaurant chains. In connection therewith, during the nine months ended September 30, 1998 and 1997, the Income Fund earned $2,325,191 and $2,689,968, respectively, in rental income from operating leases (net of adjustments to accrued rental income) and earned income from direct financing leases from these restaurant properties, $832,774 and $896,387 of which was earned during the quarters ended September 30, 1998 and 1997, respectively. The decrease in rental and earned income during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, is primarily attributable to the fact that, in June 1998, the Income Fund stopped receiving rental income from the tenant, Long John Silver's, Inc., which filed for bankruptcy and rejected the leases relating to four restaurant properties. As a result, during the nine months ended September 30, 1998, the Income Fund wrote off approximately $250,600 of accrued rental income (non-cash accounting adjustment relating to the straight-lining of future scheduled rent increases over the lease term in accordance with generally accepted accounting principles). We are currently seeking either new tenants or purchasers for these restaurant properties. The Income Fund will not recognize rental and earned income from these restaurant properties until new tenants for these restaurant properties are located or until the restaurant properties are sold and the proceeds from such sales are reinvested in additional restaurant properties.

   For the nine months ended September 30, 1997 and 1998, the Income Fund also owned and leased six restaurant properties indirectly through one joint venture arrangement and one restaurant property as tenants-in-common with certain of our affiliates. For the nine months ended September 30, 1998, the Income Fund also owned an additional restaurant property, held as tenants-in-common with one of our affiliates. In connection therewith, during the nine months ended September 30, 1998 and 1997, the Income Fund earned $179,502 and $177,735, respectively, attributable to net income earned by these joint ventures, $59,208 and $60,424 of which was earned during the quarters ended September 30, 1998 and 1997, respectively.

   Operating expenses, including depreciation and amortization expense, were $415,175 and $355,039 for the nine months ended September 30, 1998 and 1997, respectively, $162,799 and $107,513 of which were incurred for the quarters ended September 30, 1998 and 1997, respectively. The increase in operating expenses during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, is partially attributable to the fact that the Income Fund accrued insurance and real estate taxes as a result of Long John Silver's, Inc. filing for bankruptcy and rejecting the leases relating to four restaurant properties, in June 1998. In addition, the increase in operating expenses during the quarter and nine months ended September 30, 1998, is partially attributable to an increase in depreciation expense due to the fact that during the quarter and nine months ended September 30, 1998, the Income Fund reclassified these assets from net investment in direct financing leases to land and buildings on operating leases. The Income Fund will continue to incur certain expenses, such as real estate taxes, insurance, and maintenance relating to these restaurant properties with rejected leases until replacement tenants or purchasers are located. The Income Fund is currently seeking either replacement tenants or purchasers for these restaurant properties with rejected leases.

 The Years Ended December 31, 1997, 1996 and 1995

   The Income Fund owned and leased 45 wholly-owned restaurant properties during 1995 (including two restaurant properties in Knoxville, Tennessee, and one restaurant property in Leavenworth, Kansas, which were sold in March 1995), and during 1996 and 1997, owned and leased 42 wholly-owned restaurant properties. In addition, during 1995, the Income Fund was a co-venturer in one joint venture that owned two restaurant properties, and during 1996, the Income Fund was a co-venturer in one joint venture that owned and leased seven restaurant properties (including two restaurant properties in Wood-Ridge Real Estate Joint Venture, which were sold in September 1996) and the Income Fund owned and leased one restaurant property with affiliates, as tenants-in-common. During 1997, the Income Fund was a co-venturer in one joint venture that owned and leased six restaurant properties and owned and leased one restaurant property with affiliates as tenants-in-common. As of December 31, 1997, the Income Fund owned, either directly or through joint venture arrangements 49 restaurant properties, which are subject to long-term, triple-net leases. The leases of the restaurant properties provide for minimum base annual rental payments (payable in monthly installments) ranging from approximately $22,500 to $190,600. All of the leases provide for percentage rent based on sales in excess of a specified amount. In addition, the majority of the leases provide that, commencing in specified lease years (generally from the sixth or the ninth lease year), the annual base rent required under the terms of the lease will increase.

   During the years ended December 31, 1997, 1996 and 1995, the Income Fund earned $3,586,791, $3,596,466 and $3,446,745 respectively, in rental income from operating leases and earned income from direct financing leases from restaurant properties wholly-owned by the Income Fund. The increase in rental and earned income during 1996, as compared to 1995, is primarily attributable to the acquisition of additional restaurant properties in 1995, and the fact that, with the exception of the three restaurant properties sold in March 1995, the restaurant properties owned at December 31, 1995, were operational for a full year in 1996, as compared to a partial year in 1995.

   During the years ended December 31, 1997, 1996 and 1995, the Income Fund also earned $25,791, $23,318 and $97,539, respectively, in contingent rental income. Contingent rental income for the year ended December 31, 1996, as compared to 1995, decreased primarily as a result of decreased gross sales of certain restaurant properties that are subject to leases requiring payment of contingent rental income.

   In addition, for the years ended December 31, 1997, 1996 and 1995, the Income Fund earned $239,249, $392,862 and $280,606, respectively, attributable to net income earned by joint ventures in which the Income Fund is a co-venturer. The decrease in net income earned by joint ventures during 1997, as compared to 1996, is primarily attributable to, and the increase during 1996, as compared to 1995, is primarily attributable to, the fact that in September 1996, Wood-Ridge Real Estate Joint Venture, in which the Income Fund owns a 50% interest, recognized a gain of approximately $261,100 for financial reporting purposes as a result of the sale of its restaurant properties in September 1996, as described above in "Liquidity and Capital Resources." Due to the fact that the joint venture reinvested the majority of the net sales proceeds in five restaurant properties in October 1996 and one restaurant property in January 1997, the Income Fund does not anticipate that the sale of the two restaurant properties will have a material adverse effect on operations.

   During at least one of the years ended December 31, 1997, 1996 and 1995, five lessees (or group of affiliated lessees) of the Income Fund, Flagstar Corporation, Checkers Drive-In Restaurants, Inc., Long John Silver's, Inc., Foodmaker, Inc. and Golden Corral Corporation, each contributed more than 10% of the Income Fund's total rental income (including the Income Fund's share of rental income from six restaurant properties owned by a joint venture and one restaurant property owned with affiliates as tenants-in-common). As of December 31, 1997, Flagstar Corporation was the lessee under leases relating to eight restaurants, Checkers Drive-In Restaurants, Inc. was the lessee under leases relating to 14 restaurants, Long John Silver's, Inc. was the lessee under leases relating to eight restaurants, Foodmaker, Inc. was the lessee under leases relating to four restaurants and Golden Corral Corporation was lessee under leases relating to five restaurants. It is anticipated that based on the minimum rental payments required by the leases, these five lessees (or group of affiliated lessees) each will continue to contribute more than 10% of the Income Fund's total rental income in 1998 and subsequent years. In addition, during at least one of the years ended December 31, 1997, 1996 and 1995, five restaurant chains, Hardee's, Checkers Drive-In Restaurants, Long John Silver's, Golden Corral and Jack in the Box, each accounted for more than 10% of the Income Fund's total rental income (including the Income Fund's share of rental income from six restaurant properties owned by a joint venture and one restaurant property owned with affiliates as tenants-in-common). In subsequent years, it is anticipated that these five restaurant chains each will continue to account for more than 10% of the total rental income to which the Income Fund is entitled under the terms of the leases. Any failure of these lessees or restaurant chains could materially affect the Income Fund's income.

   During the years ended December 31, 1997, 1996 and 1995, the Income Fund also earned $56,183, $55,964, and $90,095, respectively, in interest and other income. The decrease in interest and other income during 1996, as compared to 1995, is primarily attributable to a decrease in the amount of funds invested in short-term, liquid investments due to the acquisition of restaurant properties during 1995.

   Operating expenses, including depreciation and amortization expense, were $473,109, $483,551 and $471,494 for the years ended December 31, 1997, 1996 and
1995, respectively. The decrease in operating expenses during 1997, as compared to 1996, is primarily attributable to a decrease in accounting and administrative expenses associated with operating the Income Fund and its restaurant properties. The increase in operating expenses during 1996, as compared to 1995, is primarily a result of the Income Fund incurring additional taxes relating to the filing of various state tax returns during 1996.

   As a result of the sale of the two restaurant properties in Knoxville, Tennessee, and the restaurant property in Leavenworth, Kansas, as described above in "Liquidity and Capital Resources," the Income Fund recognized a loss for financial reporting purposes of $71,023 during the year ended December 31, 1995. The loss was primarily due to acquisition fees and miscellaneous acquisition expenses the Income Fund had allocated to these restaurant properties and due to accrued rental income relating to future scheduled rent increases that the Income Fund had recorded and wrote off at the time of sale. No restaurant properties were sold during the years ended December 31, 1996 and 1997.

General

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Income Fund's financial position or results of operations.

   The Income Fund's leases as of September 30, 1998, are triple-net leases and contain provisions that we believe mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain restaurant sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Management expects that increases in restaurant sales volumes due to inflation and real sales growth should result in an increase in rental income over time. Continued inflation also may cause capital appreciation of the Income Fund's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.

   The Year 2000 problem is the result of information technology systems and embedded systems (products which are made with microprocessor (computer) chips such as HVAC systems, physical security systems and elevators) using a two-digit format, as opposed to four digits, to indicate the year. Such information technology and embedded systems may be unable to properly recognize and process date-sensitive information beginning January 1, 2000.

   The Income Fund does not have any information technology systems. Certain of our affiliates provide all services requiring the use of information technology systems pursuant to a management agreement with the Income Fund. The maintenance of embedded systems, if any, at the Income Fund's properties is the responsibility of the tenants of the properties in accordance with the terms of the Income Fund's leases. We and our affiliates have established a team dedicated to reviewing the internal information technology systems used in the operation of the Income Fund, and the information technology and embedded systems and the Year 2000 compliance plans of the Income Fund's tenants, significant suppliers, financial institutions and transfer agent.

   The information technology infrastructure of our affiliates consists of a network of personal computers and servers that were obtained from major suppliers. The affiliates utilize various administrative and financial software applications on that infrastructure to perform the business functions of the Income Fund. Our inability and that of our affiliates to identify and timely correct material Year 2000 deficiencies in the software and/or infrastructure could result in an interruption in, or failure of, certain of the Income Fund's business activities or operations. Accordingly, we and our affiliates have requested and are evaluating documentation from the suppliers of the affiliates regarding the Year 2000 compliance of their products that are used in the business activities or operations of the Income Fund. The costs expected to be incurred by we and our affiliates to become Year 2000 compliant will be incurred by us and our affiliates; therefore, these costs will have no impact on the Income Fund's financial position or results of operations.

   The Income Fund has material third party relationships with its tenants, financial institutions and transfer agent. The Income Fund depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. If any of these third parties are unable to meet their obligations to the Income Fund because of the Year 2000 deficiencies, such a failure may have a material impact on the Income Fund. Accordingly, we have requested and are evaluating documentation from the Income Fund's tenants, financial institutions, and transfer agent relating to their Year 2000 compliance plans. At this time, we have not yet received sufficient certifications to be assured that the tenants, financial institutions, and transfer agent have fully considered and mitigated any potential material impact of the Year 2000 deficiencies. Therefore, we do not, at this time, know of the potential costs to the Income Fund of any adverse impact or effect of any Year 2000 deficiencies by these third parties.

   We currently expect that all Year 2000 compliance testing and any necessary remedial measures on the information technology systems used in the business activities and operations of the Income Fund will be completed prior to June 30, 1999. Based on the progress we and our affiliates have made in identifying and addressing the Income Fund's Year 2000 issues and the plan and timeline to complete the compliance program, we do not foresee significant risks associated with the Income Fund's Year 2000 compliance at this time. Because we and our affiliates are still evaluating the status of the systems used in business activities and operations of the Income Fund and the systems of the third parties with which the Income Fund conducts its business, we have not yet developed a comprehensive contingency plan and are unable to identify "the most reasonably likely worst case scenario" at this time. As we identify significant risks related to the Income Fund's Year 2000 compliance or if the Income Fund's Year 2000 compliance program's progress deviates substantially from the anticipated timeline, we will develop appropriate contingency plans.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Condensed Balance Sheets as of September 30, 1998 and December 31, 1997..   F-1

Condensed Statements of Income for the Quarters and Nine Months Ended
 September 30, 1998 and 1997.............................................   F-2

Condensed Statements of Partner's Capital for the Nine Months Ended
 September 30, 1998 and for the Year Ended December 31, 1997.............   F-3

Condensed Statements of Cash Flows for the Nine Months Ended
 September 30, 1998 and 1997.............................................   F-4

Notes to Condensed Financial Statements for the Quarters and Nine Months
 Ended September 30, 1998 and 1997.......................................   F-5

Report of Independent Accountants........................................   F-7

Balance Sheets as of December 31, 1997 and 1996..........................   F-8

Statements of Income for the Years Ended December 31, 1997, 1996 and
 1995....................................................................   F-9

Statements of Partner's Capital for the Years Ended December 31, 1997,
 1996 and 1995...........................................................  F-10

Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 1995....................................................................  F-11

Notes to Financial Statements for the Years Ended December 31, 1997, 1996
 and 1995................................................................  F-12

Unaudited Pro Forma Financial Information................................  F-19

Unaudited Pro Forma Balance Sheet as of September 30, 1998...............  F-20

Unaudited Pro Forma Income Statement for the Nine Months Ended September
 30, 1998................................................................  F-21

Unaudited Pro Forma Income Statement for the Year Ended December 31,
 1997....................................................................  F-22

Notes and Management's Assumptions to Unaudited Pro Forma Financial
 Statements..............................................................  F-23

                            CNL INCOME FUND XV, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                         September   December
                                                         30, 1998    31, 1997
                                                        ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $1,004,141 and $801,601..  $23,531,327 $22,145,138
Net investment in direct financing leases.............    7,609,576   9,264,307
Investment in joint ventures..........................    2,743,255   2,561,816
Cash and cash equivalents.............................    1,222,529   1,614,708
Receivables, less allowance for doubtful accounts of
 $7,434 in 1998.......................................          --       26,888
Prepaid expenses......................................       20,315       7,633
Organization costs, less accumulated amortization of
 $9,049 and $7,548....................................          951       2,452
Accrued rental income.................................    1,474,597   1,422,781
                                                        ----------- -----------
                                                        $36,602,550 $37,045,723
                                                        =========== ===========

           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................... $     1,078 $     6,991
Accrued and escrowed real estate taxes payable.........      31,820       6,158
Distributions payable..................................     800,000     800,000
Due to related parties.................................       5,049       4,311
Rents paid in advance and deposits.....................         --        4,860
                                                        ----------- -----------
Total liabilities......................................     837,947     822,320
Partners' capital......................................  35,764,603  36,223,403
                                                        ----------- -----------
                                                        $36,602,550 $37,045,723
                                                        =========== ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND XV, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                        Quarter Ended      Nine Months Ended
                                        September 30,        September 30,
                                     ------------------- ----------------------
                                       1998      1997       1998        1997
                                     --------- --------- ----------  ----------
Revenues:
  Rental income from operating
   leases..........................  $ 613,294 $ 631,816 $1,849,278  $1,894,349
  Adjustments to accrued rental
   income..........................        --        --    (250,631)        --
  Earned income from direct
   financing leases................    219,480   264,571    726,544     795,619
  Interest and other income........     12,045    15,534     51,682      45,595
                                     --------- --------- ----------  ----------
                                       844,819   911,921  2,376,873   2,735,563
                                     --------- --------- ----------  ----------
Expenses:
  General operating and
   administrative..................     40,231    31,490    107,194     101,281
  Professional services............      5,358     5,077     18,867      15,189
  Management fees to related
   parties.........................      8,180     8,847     25,475      26,312
  Real estate taxes................     28,562       --      31,208         --
  State and other taxes............        --        --      27,763      26,009
  Depreciation and amortization....     80,468    62,099    204,668     186,248
                                     --------- --------- ----------  ----------
                                       162,799   107,513    415,175     355,039
                                     --------- --------- ----------  ----------
Income Before Equity in Earnings of
 Joint Ventures....................    682,020   804,408  1,961,698   2,380,524
Equity in Earnings of Joint
 Ventures..........................     59,208    60,424    179,502     177,735
                                     --------- --------- ----------  ----------
Net Income.........................  $ 741,228 $ 864,832 $2,141,200  $2,558,259
                                     ========= ========= ==========  ==========
Allocation of Net Income:
  General partners.................  $   7,412 $   8,649 $   21,412  $   25,583
  Limited partners.................    733,816   856,183  2,119,788   2,532,676
                                     --------- --------- ----------  ----------
                                     $ 741,228 $ 864.832 $2,141,200  $2,558,259
                                     ========= ========= ==========  ==========
Net Income Per Limited Partner
 Unit..............................  $    0.18 $    0.21 $     0.53  $     0.63
                                     ========= ========= ==========  ==========
Weighted Average Number of Limited
 Partner Units Outstanding.........  4,000,000 4,000,000  4,000,000   4,000,000
                                     ========= ========= ==========  ==========


                See accompanying notes to financial statements.

                            CNL INCOME FUND XV, LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                 Nine Months Ended  Year Ended
                                                   September 30,   December 31,
                                                 ----------------- ------------
                                                       1998            1997
                                                 ----------------- ------------
General partners:
  Beginning balance.............................    $   117,411    $    83,062
  Net income....................................         21,412         34,349
                                                    -----------    -----------
                                                        138,823        117,411
                                                    -----------    -----------
Limited partners:
  Beginning balance.............................     36,105,992     35,905,436
  Net income....................................      2,119,788      3,400,556
  Distributions ($0.65 and $0.80 per limited
   partner unit, respectively)..................    (2,600,000)    (3,200,000)
                                                    -----------    -----------
                                                     35,625,780     36,105,992
                                                    -----------    -----------
Total partners' capital.........................    $35,764,603    $36,223,403
                                                    ===========    ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND XV, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                          Nine Months Ended
                                                            September 30,
                                                       ------------------------
                                                          1998         1997
                                                       -----------  -----------
Increase (Decrease) in Cash and Cash
Equivalents:
  Net Cash Provided by Operating Activities........... $ 2,415,807  $ 2,550,613
                                                       -----------  -----------
  Cash Flows from Investing Activities:
    Investment in joint ventures......................    (207,986)         --
    Return of capital from joint venture..............         --        51,950
                                                       -----------  -----------
      Net cash provided by (used in)
       investing activities...........................    (207,986)      51,950
                                                       -----------  -----------
  Cash Flows from Financing Activities:
    Distributions to limited partners.................  (2,600,000)  (2,480,000)
                                                       -----------  -----------
      Net cash used in financing
       activities.....................................  (2,600,000)  (2,480,000)
                                                       -----------  -----------
 Net Increase (Decrease) in Cash and Cash
  Equivalents.........................................    (392,179)     122,563
 Cash and Cash Equivalents at Beginning
  of Period...........................................   1,614,708    1,536,163
                                                       -----------  -----------
 Cash and Cash Equivalents at End of Period........... $ 1,222,529  $ 1,658,726
                                                       ===========  ===========
 Supplemental Schedule of Non-Cash Investing
  and Financing Activities
  Net investment in direct financing lease
   reclassified to land and building on operating
   leases as a result of lease termination............ $ 1,588,729  $       --
                                                       ===========  ===========
  Distributions declared and unpaid at end of
   period............................................. $   800,000  $   800,000
                                                       ===========  ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND XV, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

           Quarters and Nine Months Ended September 30, 1998 and 1997

1. Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter and nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund XV, Ltd. (the "Partnership") for the year ended December 31, 1997.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

2. Net Investment in Direct Financing Leases

   During the nine months ended September 30, 1998, four of the Partnership's leases with Long John Silver's, Inc. were rejected in connection with the tenant filing for bankruptcy. As a result, the Partnership reclassified these assets from net investment in direct financing leases to land and buildings on operating leases. In accordance with the Statement of Financial Accounting Standards #13, "Accounting for Leases," the Partnership recorded the reclassified assets at the lower of original cost, present fair value, or present carrying amount. No losses on the termination of direct financing leases were recorded for financial reporting purposes.

3. Investment in Joint Ventures

   In June 1998, the Partnership acquired a 14.93% interest in a property in Fort Myers, Florida, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investments are included in investment in joint ventures.

                            CNL INCOME FUND XV, LTD.
                        (A Florida Limited Partnership)

               NOTES TO CONDENSED FINANCIAL STATEMENTS--Continued

           Quarters and Nine Months Ended September 30, 1998 and 1997

   Wood-Ridge Real Estate Joint Venture and the Partnership and affiliates as tenants-in-common in two separate tenancy-in-common arrangements, own and lease six properties and one property, respectively, to operators of national fast-food or family-style restaurants. The following presents the combined, condensed financial information for all of the Partnership's investments in joint ventures at:

                                                   September 30, December 31,
                                                       1998          1997
                                                   ------------- ------------
     Land and buildings on operating leases, less
      accumulated depreciation....................  $6,094,108    $5,563,722
     Net investment in direct financing lease.....     829,116           --
     Cash.........................................       8,207        10,890
     Receivables..................................         --          5,923
     Accrued rental income........................     117,515        74,001
     Other assets.................................         955         1,078
     Liabilities..................................      24,817        18,195
     Partners' capital............................   7,025,084     5,637,419
     Revenues.....................................     534,294       650,354
     Net income...................................     425,472       522,611

   The Partnership recognized income totaling $179,502 and $177,735 for the nine months ended September 30, 1998 and 1997, respectively, from these joint ventures, $59,208 and $60,424 of which was earned during the quarters ended September 30, 1998 and 1997, respectively.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners
CNL Income Fund XV, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund XV, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund XV, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand l.l.p.

Orlando, Florida
January 19, 1998

                            CNL INCOME FUND XV, LTD.
                        (A Florida Limited Partnership)

                                 BALANCE SHEETS

                                                            December 31,
                                                       -----------------------
                                                          1997        1996
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation............................. $22,145,138 $22,390,701
Net investment in direct financing leases.............   9,264,307   9,351,815
Investment in joint ventures..........................   2,561,816   2,624,620
Cash and cash equivalents.............................   1,614,708   1,536,163
Receivables, less allowance for doubtful accounts of
 $1,458 in 1996.......................................      26,888      30,176
Prepaid expenses......................................       7,633       7,049
Organization costs, less accumulated amortization of
 $7,548 and $5,548....................................       2,452       4,452
Accrued rental income.................................   1,422,781     991,702
                                                       ----------- -----------
                                                       $37,045,723 $36,936,678
                                                       =========== ===========

           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................... $     6,991 $     3,053
Escrowed real estate taxes payable.....................       6,158       8,581
Distributions payable..................................     800,000     880,000
Due to related parties.................................       4,311       1,355
Rents paid in advance..................................       4,860      55,191
                                                        ----------- -----------
Total liabilities......................................     822,320     948,180
Partners' capital......................................  36,223,403  35,988,498
                                                        ----------- -----------
                                                        $37,045,723 $36,936,678
                                                        =========== ===========


                See accompanying notes to financial statements.

                            CNL INCOME FUND XV, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                 Year Ended December 31,
                                             --------------------------------
                                                1997       1996       1995
                                             ---------- ---------- ----------
Revenues:
  Rental income from operating leases....... $2,527,261 $2,527,261 $2,492,250
  Earned income from direct financing
   leases...................................  1,059,530  1,069,205    954,495
  Contingent rental income..................     25,791     23,318     97,539
  Interest and other income.................     56,183     55,964     90,095
                                             ---------- ---------- ----------
                                              3,668,765  3,675,748  3,634,379
                                             ---------- ---------- ----------
Expenses:
  General operating and administrative......    135,714    149,388    150,586
  Professional services.....................     24,526     19,881     30,960
  Management fees to related parties........     35,321     35,126     34,213
  State and other taxes.....................     29,200     30,924     12,560
  Depreciation and amortization.............    248,348    248,232    243,175
                                             ---------- ---------- ----------
                                                473,109    483,551    471,494
                                             ---------- ---------- ----------
Income Before Equity in Earnings of Joint
 Ventures and Loss on Sale of Land..........  3,195,656  3,192,197  3,162,885
Equity in Earnings of Joint Ventures........    239,249    392,862    280,606
Loss on Sale of Land........................        --         --     (71,023)
                                             ---------- ---------- ----------
Net Income.................................. $3,434,905 $3,585,059 $3,372,468
                                             ========== ========== ==========
Allocation of Net Income:
General partners............................ $   34,349 $   35,851 $   34,352
Limited partners............................  3,400,556  3,549,208  3,338,116
                                             ---------- ---------- ----------
                                             $3,434,905 $3,585,059 $3,372,468
                                             ========== ========== ==========
Net Income Per Limited Partner Unit......... $     0.85 $     0.89 $     0.83
                                             ========== ========== ==========
Weighted Average Number of Limited Partner
 Units Outstanding..........................  4,000,000  4,000,000  4,000,000
                                             ========== ========== ==========

                See accompanying notes to financial statements.

                            CNL INCOME FUND XV, LTD.
                        (A Florida Limited Partnership)

                        STATEMENTS OF PARTNERS' CAPITAL

                  Years Ended December 31, 1997, 1996 and 1995

                          General Partners                 Limited Partners
                          ---------------- -------------------------------------------------
                                  Accumu-                              Accumu-
                          Contri-  lated     Contri-     Distri-        lated    Syndication
                          butions Earnings   butions     butions      Earnings      Costs        Total
                          ------- -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1994...................  $1,000  $ 11,859 $40,000,000 $ (1,185,946) $ 1,174,059 $(4,790,000) $35,210,972
Distributions to limited
 partners ($0.73 per
 limited
 partner unit)..........     --        --          --    (2,900,001)         --          --    (2,900,001)
Net income..............     --     34,352         --           --     3,338,116         --     3,372,468
                          ------  -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1995...................   1,000    46,211  40,000,000   (4,085,947)   4,512,175  (4,790,000)  35,683,439
Distributions to limited
 partners ($0.82 per
 limited
 partner unit)..........     --        --          --    (3,280,000)         --          --    (3,280,000)
Net income..............     --     35,851         --           --     3,549,208         --     3,585,059
                          ------  -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1996...................   1,000    82,062  40,000,000   (7,365,947)   8,061,383  (4,790,000)  35,988,498
Distributions to limited
 partners ($0.80 per
 limited
 partner unit)..........     --        --          --    (3,200,000)         --          --    (3,200,000)
Net income..............     --     34,349         --           --     3,400,556         --     3,434,905
                          ------  -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1997...................  $1,000  $116,411 $40,000,000 $(10,565,947) $11,461,939 $(4,790,000) $36,223,403
                          ======  ======== =========== ============  =========== ===========  ===========  === ===


                See accompanying notes to financial statements.

                            CNL INCOME FUND XV, LTD.
                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOWS

                                                 Year Ended December 31,
                                             ----------------------------------
                                                1997        1996        1995
                                             ----------  ----------  ----------
Increase (Decrease) in Cash and Cash
 Equivalents:
Cash Flows From Operating Activities:
  Cash received from tenants...............  $3,228,741  $3,378,973  $3,136,569
  Distributions from joint ventures........     249,318     259,407     237,566
  Cash paid for expenses...................    (218,106)   (246,748)   (222,824)
  Interest received........................      46,642      43,050      88,059
                                             ----------  ----------  ----------
    Net cash provided by operating
     activities............................   3,306,595   3,434,682   3,239,370
                                             ----------  ----------  ----------
Cash Flows From Investing Activities:
  Proceeds from sale of land...............         --          --      811,706
  Additions to land and buildings on
   operating leases........................         --          --   (1,625,601)
  Investment in direct financing leases....         --          --   (2,412,973)
  Investment in joint ventures.............         --     (129,939)   (720,552)
  Return of capital from joint venture.....      51,950         --          --
  Other....................................         --          --       25,150
                                             ----------  ----------  ----------
    Net cash provided by (used in)investing
     activities............................      51,950    (129,939) (3,922,270)
                                             ----------  ----------  ----------
Cash Flows From Financing Activities:
  Reimbursement of acquisition costs paid
   by related parties on behalf of the
   Partnership.............................         --          --      (23,507)
  Distributions to limited partners........  (3,280,000) (3,200,000) (2,650,003)
                                             ----------  ----------  ----------
    Net cash used in financing activities..  (3,280,000) (3,200,000) (2,673,510)
                                             ----------  ----------  ----------
Net Increase (Decrease) in Cash and Cash
 Equivalents...............................      78,545     104,743  (3,356,410)
Cash and Cash Equivalents at Beginning of
 year......................................   1,536,163   1,431,420   4,787,830
                                             ----------  ----------  ----------
Cash and Cash Equivalents at End of Year...  $1,614,708  $1,536,163  $1,431,420
                                             ==========  ==========  ==========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
Net income.................................  $3,434,905  $3,585,059  $3,372,468
                                             ----------  ----------  ----------
Adjustments to reconcile net income to net
 cash provided by operating activities:
Depreciation...............................     245,563     245,563     241,175
Amortization...............................       2,785       2,669       2,000
Equity in earnings of joint ventures, net
 of distributions..........................      10,069    (133,455)    (43,040)
Loss on sale of land.......................         --          --       71,023
Decrease (increase) in receivables.........       3,288      58,013     (38,005)
Decrease in net investment in direct
 financing leases..........................      87,508      77,834      65,572
Increase in prepaid expenses...............        (584)     (4,234)     (2,815)
Increase in accrued rental income..........    (431,079)   (431,654)   (429,233)
Increase in accounts payable and accrued
 expenses..................................       1,515       1,972       2,586
Increase (decrease) in due to related
 parties, excluding reimbursement of
 acquisition costs paid in behalf of the
 Partnership...............................       2,956      (6,880)      7,683
Increase (decrease) in rents paid in
 advance...................................     (50,331)     39,795     (10,044)
                                             ----------  ----------  ----------
Total adjustments..........................    (128,310)   (150,377)   (133,098)
                                             ----------  ----------  ----------
Net Cash Provided by Operating Activities..  $3,306,595  $3,434,682  $3,239,370
                                             ==========  ==========  ==========
Supplemental Schedule of Non-Cash Financing
 Activities:
Distributions declared and unpaid at
 December 31...............................  $  800,000  $  880,000  $  800,000
                                             ==========  ==========  ==========

                See accompanying notes to financial statements.

                           CNL INCOME FUND XV, LTD.
                        (A Florida Limited Partnership)

                         NOTES TO FINANCIAL STATEMENTS

                 Years Ended December 31, 1997, 1996 and 1995

1. Significant Accounting Policies

   Organization and Nature of Business--CNL Income Fund XV, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

    Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

    Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

    Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value.

   Investment in Joint Ventures--The Partnership accounts for its interests in Wood-Ridge Real Estate Joint Venture and a property in Clinton, North Carolina, held as tenants-in-common with affiliates, using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

                           CNL INCOME FUND XV, LTD.
                        (A Florida Limited Partnership)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

                 Years Ended December 31, 1997, 1996 and 1995

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Organization Costs--Organization costs are amortized over five years using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

   Reclassification--Certain items in the prior years' financial statements have been reclassified to conform to 1997 presentation. These reclassifications had no effect on partners' capital or net income.

2. Leases

   The Partnership leases its land or land and buildings primarily to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases are classified as operating leases and some of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portions of the majority of these leases are operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to five successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1997         1996
                                                       -----------  -----------
     Land............................................. $15,579,852  $15,579,852
     Buildings........................................   7,366,887    7,366,887
                                                       -----------  -----------
                                                        22,946,739   22,946,739
     Less accumulated depreciation....................    (801,601)    (556,038)
                                                       -----------  -----------
                                                       $22,145,138  $22,390,701
                                                       ===========  ===========

                           CNL INCOME FUND XV, LTD.
                        (A Florida Limited Partnership)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

                 Years Ended December 31, 1997, 1996 and 1995
     Generally, the leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997, 1996 and 1995, the Partnership recognized $431,079, $431,654 and $429,233, respectively, of such rental income.

     The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1997:

     1998........................................................... $ 2,096,763
     1999...........................................................   2,171,812
     2000...........................................................   2,329,693
     2001...........................................................   2,333,165
     2002...........................................................   2,364,378
     Thereafter.....................................................  28,891,694
                                                                     -----------
                                                                     $40,187,505
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Net Investment in Direct Financing Leases

   The following lists the components of the net investment in direct financing leases at December 31:

                                                          1997         1996
                                                       -----------  -----------
     Minimum lease payments receivable................ $19,905,444  $21,052,482
     Estimated residual values........................   2,873,859    2,873,859
     Less unearned income............................. (13,514,996) (14,574,526)
                                                       -----------  -----------
     Net investment in direct financing leases........ $ 9,264,307  $ 9,351,815
                                                       ===========  ===========

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1997:

     1998........................................................... $ 1,147,038
     1999...........................................................   1,147,038
     2000...........................................................   1,149,782
     2001...........................................................   1,155,269
     2002...........................................................   1,177,626
     Thereafter.....................................................  14,128,691
                                                                     -----------
                                                                     $19,905,444
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

                           CNL INCOME FUND XV, LTD.
                        (A Florida Limited Partnership)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

                 Years Ended December 31, 1997, 1996 and 1995

5. Investment in Joint Ventures

   The Partnership has a 50 percent interest in the profits and losses of Wood-Ridge Real Estate Joint Venture. The remaining interest in this joint venture is held by an affiliate of the Partnership which has the same general partners.

   In September 1996, Wood-Ridge Real Estate Joint Venture sold its two properties to the tenant of these properties for $5,020,878 and received net sales proceeds of $5,001,180, resulting in a gain to the joint venture of approximately $261,100 for financial reporting purposes. These properties were originally acquired by Wood-Ridge Real Estate Joint Venture in September 1994 and had a combined, total cost of approximately $4,302,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the joint venture sold these properties for approximately $698,700 in excess of their original purchase price.

   In October 1996 and January 1997, Wood-Ridge Real Estate Joint Venture reinvested $4,404,046 and $502,598, respectively, of the net sales proceeds from the sale of the two properties during 1996, in five properties and one property, respectively. As of December 31, 1997, the Partnership had received approximately $52,000, representing its pro-rata share of the uninvested net sales proceeds. As of December 31, 1997, the Partnership owned a 50 percent interest in the profits and losses of the joint venture.

   In January 1996, the Partnership acquired a property in Clinton, North Carolina, with affiliates of the general partners as tenants-in-common. In connection therewith, the Partnership contributed $122,439 for a 15.02% interest in such property. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures.

   Wood-Ridge Real Estate Joint Venture, and the Partnership and affiliates, as tenants-in-common, own and lease six properties and one property, respectively, to operators of national fast-food or family-style restaurants. The following presents the combined, condensed financial information for all of the Partnership's investments in joint ventures at December 31:

                                                           1997       1996
                                                        ---------- ----------
     Land and buildings on operating leases, less
      accumulated depreciation......................... $5,563,722 $5,178,396
     Cash..............................................     10,890        781
     Restricted cash...................................        --     595,426
     Receivables.......................................      5,923     15,200
     Accrued rental income.............................     74,001     11,971
     Other assets......................................      1,078     15,263
     Liabilities.......................................     18,195     33,238
     Partners' capital.................................  5,637,419  5,783,799
     Revenues..........................................    650,354    643,646
     Gain on sale of land and buildings................        --     261,106
     Net income........................................    522,611    837,850

   The Partnership recognized income totaling $239,249, $392,862 and $280,606 for the years ended December 31, 1997, 1996 and 1995, respectively, from these entities.

                           CNL INCOME FUND XV, LTD.
                        (A Florida Limited Partnership)

                  NOTES TO FINANCIAL STATEMENTS--(Continued)

                 Years Ended December 31, 1997, 1996 and 1995

6. Allocations and Distributions

   Generally, all net income and losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners shall be subordinated to receipt by the limited partners of an aggregate, eight percent, cumulative, noncompounded annual return on their invested capital contributions (the "Limited Partners' 8% Return").

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their Limited Partners' 8% Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts, and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During the years ended December 31, 1997, 1996 and 1995, the Partnership declared distributions to the limited partners of $3,200,000, $3,280,000 and $2,900,001, respectively. No distributions have been made to the general partners to date.

7. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                               1997        1996        1995
                                            ----------  ----------  ----------
     Net income for financial reporting
      purposes............................. $3,434,905  $3,585,059  $3,372,468
     Depreciation for tax reporting
      purposes in excess of depreciation
      for financial reporting purposes.....   (160,007)   (160,007)   (139,941)
     Direct financing leases recorded as
      operating leases for tax reporting
      purposes.............................     87,508      77,834      65,572
     Loss on sale of land for financial
      reporting purposes in excess of loss
      for tax reporting purposes...........        --          --       71,023
     Equity in earnings of joint ventures
      for financial reporting purposes in
      excess of equity in earnings of joint
      ventures for tax reporting purposes..     23,823    (158,836)    (67,933)
     Accrued rental income.................   (431,079)   (431,654)   (429,233)
     Rents paid in advance.................    (50,331)     39,795     (10,044)
     Other.................................       (670)      2,127         --
                                            ----------  ----------  ----------
     Net income for federal income tax
      purposes............................. $2,904,149  $2,954,318  $2,861,912
                                            ==========  ==========  ==========

                            CNL INCOME FUND XV, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

8. Related Party Transactions

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the parent company of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, served as president of CNL Fund Advisors, Inc. through October 1997. CNL Income Fund Advisors, Inc. was a wholly owned subsidiary of CNL Group, Inc. until its merger, effective January 1, 1996, with CNL Fund Advisors, Inc. During the years ended December 31, 1997, 1996 and 1995, CNL Income Fund Advisors, Inc. and CNL Fund Advisors, Inc. (hereinafter referred to collectively as the "Affiliates") each performed certain services for the Partnership, as described below.

   During the years ended December 31, 1997, 1996 and 1995, certain Affiliates acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay Affiliates a management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures. The management fee, which will not exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of the Affiliates. All or any portion of the management fee not taken as to any fiscal year shall be deferred without interest and may be taken in such other fiscal year as the Affiliates shall determine. The Partnership incurred management fees of $35,321, $35,126 and $34,213 for the years ended December 31, 1997, 1996 and 1995, respectively.

   Certain Affiliates are also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliates provide a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 8% Preferred Return, plus their invested capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1997, 1996 and 1995, Affiliates of the general partners provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $78,051, $87,265 and $87,894 for the years ended December 31, 1997, 1996 and 1995, respectively, for such services.

   The due to related parties at December 31, 1997 and 1996, totaled $4,311 and $1,355, respectively.

                            CNL INCOME FUND XV, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

                  Years Ended December 31, 1997, 1996 and 1995

9. Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual lessees or affiliated groups of lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures) for at least one of the years ended December 31:

                                                       1997     1996     1995
                                                     -------- -------- --------
     Checkers Drive-In
      Restaurants, Inc.............................. $716,905 $723,558 $731,967
     Long John Silver's, Inc........................  710,325  714,804  721,162
     Flagstar Enterprises, Inc.
      and Quincy's Restaurants, Inc.................  635,413  638,042  639,981
     Golden Corral Corporation......................  582,600  531,775  567,697
     Foodmaker, Inc.................................  417,426  417,426  417,426

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of rental and earned income from joint ventures) for at least one of the years ended December 31:

                                                       1997     1996     1995
                                                     -------- -------- --------
     Long John Silver's............................. $773,265 $777,743 $758,408
     Checkers Drive-In Restaurants..................  716,905  723,558  731,967
     Golden Corral Family
      Steakhouse Restaurants........................  582,600  531,775  567,697
     Hardee's.......................................  543,889  546,037  547,539
     Jack in the Box................................  417,426  417,426  417,426

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to the Company gives effect to the Acquisition, and is based on estimates and assumptions set for the below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company, the historical combined financial information of CNL Income Fund XV, Ltd., (the "CNL Income Fund"), the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on September 30, 1998; the pro forma consolidated statements of earnings assume that the
Property Acquisitions (as defined on page    ) and the Acquisition occurred on
January 1, 1997.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.




   See accompanying notes and management's assumptions to unaudited pro forma financial statements.

                       CNL AMERICAN PROPERTIES FUND, INC.

                       UNAUDITED PRO FORMA BALANCE SHEET

                               September 30, 1998

                                                    Historical                                           Pro Forma
                   -----------------------------------------------------------------------------  -----------------------------
                                CNL Income
                                 Fund XV,              CNL Financial  CNL Financial   Combined
                       APF         Ltd.      Advisor   Services, Inc.     Corp.      Portfolios   Adjustments       Pro Forma
                   ------------ ----------- ---------- -------------- ------------- ------------  -----------      ------------
     ASSETS:
Land and
 buildings on
 operating
 leases, net.....  $298,967,972 $23,531,327 $        0   $        0   $          0  $322,499,299  $ 3,596,047  (1)
                                                                                                   26,052,741  (2) $352,148,087
Net investment in
 direct financing
 leases..........   117,028,760   7,609,576          0            0              0   124,638,336    1,152,435  (1)  125,790,771
Mortgages and
 notes
 receivable......    33,523,506           0          0            0    173,776,981   207,300,487      849,195  (2)  208,149,682
Other
 Investments.....    16,200,316           0    200,000            0      6,561,628    22,961,944          --         22,961,944
Investment in
 joint ventures..       631,374   2,743,255          0            0              0     3,374,629      402,066  (1)    3,776,695
Cash and cash
 equivalents.....    90,674,289   1,222,529    283,300      599,997      5,098,033    97,878,148     (450,338) (1)
                                                                                                   (8,933,000) (1)
                                                                                                  (26,901,936) (2)   61,592,874
Receivables......       575,104           0  7,544,985    6,824,632        517,471    15,462,192   (7,854,428) (3)    7,607,764
Accrued rental
 income..........     3,071,451   1,474,597          0            0              0     4,546,048   (1,474,597) (1)    3,071,451
Other assets.....     5,711,195      21,266    401,524      295,570      3,854,477    10,284,032   41,742,610  (1)
                                                                                                   (3,676,099) (1)   48,350,543
                   ------------ ----------- ----------   ----------   ------------  ------------  -----------      ------------
 Total assets....  $566,383,967 $36,602,550 $8,429,809   $7,720,199   $189,808,590  $808,945,115  $24,504,696      $833,449,811
                   ============ =========== ==========   ==========   ============  ============  ===========      ============
  LIABILITIES &
     EQUITY:
Accounts payable
 and accrued
 liabilities.....  $    379,496 $    32,898 $  449,751   $  193,949   $  1,236,138  $  2,292,232  $       --          2,292,232
Accrued
 construction
 costs payable...     3,045,304           0          0            0              0     3,045,304          --          3,045,304
Distributions
 payable.........             0     800,000  2,220,000            0              0     3,020,000          --          3,020,000
Due to related
 parties.........     2,552,411       5,049          0    1,452,512      6,556,920    10,566,892   (7,854,428) (3)    2,712,464
Income tax
 payable.........             0           0  1,989,003            0      1,001,861     2,990,864   (2,990,864) (4)            0
Line of credit...     6,765,575           0          0            0              0     6,765,575          --          6,765,575
Notes payable....             0           0    390,398       28,462    175,528,203   175,947,063          --        175,947,063
Deferred income..     1,015,758           0          0            0              0     1,015,758          --          1,015,758
Rents paid in
 advance.........       437,497           0          0            0              0       437,497          --            437,497
Minority
 interest........       282,544           0          0            0              0       282,544          --            282,544
Common Stock.....       621,187           0      9,800        2,000            200       633,187      147,889  (1)      781,076
Additional paid
 in capital......   556,830,578           0    482,964    5,231,827      3,887,496   566,432,865  150,126,498  (1)  716,559,363
Accumulated
 distributions in
 excess of net
 earnings........   (5,546,383)           0  2,887,893      811,449      1,597,772      (249,269) (82,150,660) (1)
                                                                                                    2,990,864  (4)  (79,409,065)
Partners
 capital.........             0  35,764,603          0            0              0    35,764,603  (35,764,603) (1)            0
                   ------------ ----------- ----------   ----------   ------------  ------------  -----------      ------------
 Total
  liabilities and
  equity.........  $566,383,967 $36,602,550 $8,429,809   $7,720,199   $189,808,590  $808,945,115  $24,504,696      $833,449,811
                   ============ =========== ==========   ==========   ============  ============  ===========      ============

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                               September 30, 1998

                                                  Historical                                         Pro Forma
                   -------------------------------------------------------------------------- -----------------------------
                                CNL Income
                                 Fund XV,             CNL Financial CNL Financial  Combined
                       APF         Ltd.     Advisor   Services Inc.     Corp.     Portfolios  Adjustments       Pro Forma
                   -----------  ---------- ---------- ------------- ------------- ----------- -----------      ------------
Revenues:
 Rental and
  earned income..  $22,947,199  $2,325,191 $        0   $       0    $         0  $25,272,390 $ 9,635,208  (a)
                                                                                                   35,670  (b) $ 34,943,268
 Fees............            0           0 21,405,127   5,115,549          6,817   26,527,493 (21,036,584) (c)
                                                                                               (2,875,906) (d)    2,615,003
 Interest and
  other income...    6,117,911      51,682        751     432,506     18,031,141   24,633,991   1,526,547  (e)   26,160,538
                   -----------  ---------- ----------   ---------    -----------  ----------- -----------      ------------
 Total revenue...   29,065,110   2,376,873 21,405,878   5,548,055     18,037,958   76,433,874 (12,715,065)       63,718,809
Expenses:
 General and
  administrative..   1,539,004     157,269  6,701,115   4,107,311      2,597,171   15,101,870  (1,307,332) (f)
                                                                                               (1,415,100) (g)
                                                                                                  (31,627) (h)   12,347,811
 Advisory fees...    1,248,393      25,475          0           0      1,026,231    2,300,099  (2,300,099) (i)            0
 Fees to
  Restaurant
  Financial
  Services
  Group..........            0           0    256,456   1,569,202              0    1,825,658  (1,825,658) (n)            0
 Interest........            0           0    105,668       3,534     14,230,999   14,340,201     (68,670) (m)   14,271,531
 State taxes.....      397,569      27,763     15,226      18,564        201,616      660,738      52,120  (j)      712,858
 Depreciation--
  other..........            0           0     75,607      55,056              0      130,663           0           130,663
 Depreciation--
  property.......    2,684,924     202,541          0           0              0    2,887,465   1,454,673  (k)    4,342,138
 Amortization....        8,096       2,127     55,932         138        945,299    1,011,592   1,565,348  (l)    2,576,940
                   -----------  ---------- ----------   ---------    -----------  ----------- -----------      ------------
 Total operating
  expenses.......    5,877,986     415,175  7,210,004   5,753,805     19,001,316   38,258,286  (3,876,345)       34,381,941
                   -----------  ---------- ----------   ---------    -----------  ----------- -----------      ------------
Operating
 earnings
 (losses)........   23,187,124   1,961,698 14,195,874    (205,750)      (963,358)  38,175,588  (8,838,720)       29,336,868
 Equity in
  earnings of
  joint
  ventures/minority
  interest.......      (23,271)    179,502          0      12,452              0      168,683           0           168,683
 Gain on
  securitization..           0           0          0           0      3,018,268    3,018,268           0         3,018,268
                   -----------  ---------- ----------   ---------    -----------  ----------- -----------      ------------
Net earnings
 (losses) before
 income taxes....   23,163,853   2,141,200 14,195,874    (193,298)     2,054,910   41,362,539  (8,838,720)       32,523,819
 Provision
  (credit) for
  federal income
  taxes..........            0           0  5,607,415     (81,229)       789,895    6,316,081  (6,316,081) (o)            0
                   -----------  ---------- ----------   ---------    -----------  ----------- -----------      ------------
Net income.......  $23,163,853  $2,141,200 $8,588,459   $(112,069)   $ 1,265,015  $35,046,458 $(2,522,639)     $ 32,523,819
                   ===========  ========== ==========   =========    ===========  =========== ===========      ============
Earnings per
 share...........  $      0.49                                                                                 $       0.44
                   ===========                                                                                 ============
Shares
 outstanding:
 Weighted
  average........   47,633,909                                                                                   73,423,954(p)
                   ===========                                                                                 ============
 End of period...   62,118,679                                                                                   78,107,546
                   ===========                                                                                 ============

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                      For the year ended December 31, 1997

                                                   Historical                                          Pro Forma
                   ---------------------------------------------------------------------------- ----------------------------
                                                                           CNL
                                 CNL Income              CNL Financial  Financial    Combined
                       APF      Fund XV, Ltd.  Advisor   Services, Inc.   Corp.     Portfolios  Adjustments       Pro Forma
                   -----------  ------------- ---------- -------------- ---------   ----------- -----------      -----------
Revenues:
 Rental and
  earned income..  $15,490,615   $3,612,582   $        0   $        0   $        0  $19,103,197 $24,048,982  (a)
                                                                                                     47,560  (b) $43,199,739
 Fees............            0            0    8,310,836    5,965,110       73,704   14,349,650  (9,112,771) (c)
                                                                                                 (2,662,141) (d)   2,574,738
 Interest and
  other income...    3,967,318       56,183      165,569            0   10,932,843   15,121,913     249,395  (e)  15,371,308
                   -----------   ----------   ----------   ----------   ----------  ----------- -----------      -----------
 Total Revenue...   19,457,933    3,668,765    8,476,405    5,965,110   11,006,547   48,574,760  12,571,025       61,145,785
Expenses:
 General and
  administrative..   1,010,725      160,240    4,266,169    1,889,904      828,848    8,155,886    (742,685) (f)
                                                                                                 (1,619,238) (g)
                                                                                                    (43,276) (h)   5,750,687
 Advisory fees...      804,879       35,321            0            0    1,802,532    2,642,732  (2,642,732) (i)           0
 Fees to
  Restaurant
  Financial
  Services
  Group..........            0            0      151,041      594,041            0      745,082    (745,082) (n)           0
 Interest........            0            0      162,153      183,315    8,320,000    8,665,468     (81,594) (m)   8,583,874
 State taxes.....      251,358       29,200       12,084        1,294        1,600      295,536      20,016  (j)     315,552
 Depreciation--
  other..........            0            0       48,490       14,637            0       63,127         --            63,127
 Depreciation--
  property.......    1,784,269      245,563            0            0            0    2,029,832   3,087,977  (k)   5,117,809
 Amortization....       10,793        2,785       18,093       61,324      916,577    1,009,572   2,087,130  (l)   3,096,702
                   -----------   ----------   ----------   ----------   ----------  ----------- -----------      -----------
 Total operating
  expenses.......    3,862,024      473,109    4,658,030    2,744,515   11,869,557   23,607,235    (679,484)      22,927,751
                   -----------   ----------   ----------   ----------   ----------  ----------- -----------      -----------
Operating
 earnings
 (losses)........   15,595,909    3,195,656    3,818,375    3,220,595    (863,010)   24,967,525  13,250,509       38,218,034
 Equity in
  earnings of
  joint
  ventures/minority
  interest.......      (31,453)     239,249            0     (126,627)           0       81,169          --           81,169
                   -----------   ----------   ----------   ----------   ----------  ----------- -----------      -----------
Net earnings
 before income
 taxes...........   15,564,456    3,434,905    3,818,375    3,093,968     (863,010)  25,048,694  13,250,509       38,299,203
 Provision
  (credit) for
  federal income
  taxes..........            0            0    1,508,258    1,272,133     (317,785)   2,462,606  (2,462,606) (o)           0
                   ===========   ==========   ==========   ==========   ==========  =========== ===========      ===========
Net earnings
 (losses)........  $15,564,456   $3,434,905   $2,310,117   $1,821,835   $ (545,225) $22,586,088 $15,713,115      $38,299,203
                   ===========   ==========   ==========   ==========   ==========  =========== ===========      ===========
Earnings per
 share...........  $      0.66                                                                                   $      0.52
                   ===========                                                                                   ===========
Shares
 outstanding:
 Weighted
  average........   23,423,868                                                                                    74,096,854(p)
                   ===========                                                                                   ===========
 End of period...   36,192,971                                                                                    74,096,854
                   ===========                                                                                   ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                         PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

   The Pro Forma Balance Sheet as of September 30, 1998 reflects the transactions of the acquisition of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group (the "Acquisition Proposal") as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the nine months ended September 30, 1998, and for the year ended December 31, 1997, have been prepared to reflect a) the issuance of additional shares and the property acquisitions completed from January 1, 1997 through November 30, 1998 ("Offering and Property Transactions") and b) the transactions of the Acquisition Proposal as set forth in this Proxy Statement. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company and the historical combined financial information of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and the CNL Restaurant Financial Services Group. The Pro Forma Balance Sheet was prepared as if the Offering and Property Transactions and the Acquisition Proposal occurred on September 30, 1998. The Pro Forma Statements of Earnings were prepared as if the Property Acquisitions and the Acquisition Proposal occurred as of January 1, 1997. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the Offering and Acquisition Transaction and the Acquisition Proposal had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the Acquisition Proposal have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2. Method of Accounting

   The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group will be accounted for under the purchase accounting method. The Company will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the Company will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an operating expense on the Company's consolidated statements of earnings, but the Company will not deduct this expense for purposes of calculating funds from operations due to the non-recurring and non-cash nature of the expense.

   All significant intercompany balances and transactions between the Company, CNL Income Fund, Advisor and CNL Restaurant Financial Services Group have been eliminated in the pro forma financial statements.

3. Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of September 30, 1998, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at an annual meeting of stockholders, the stockholders of the Company approved an amendment to increase the number of authorized shares to an amount necessary to enable the Company to issue the shares for the Acquisition.

    (1) Represents the payment of $450,338 in cash and the issuance of 15,988,867 common shares in consideration for the purchase of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 at a share price of $10 plus estimated transaction costs. The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group has been accounted for under the purchase accounting method and goodwill was recognized to the extent that the consideration paid exceeded the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on the Company's statement of earnings. The Company will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by the Company.

   CNL Income Fund................................................ $ 37,339,012
   Advisor........................................................   76,000,000
   CNL Restaurant Financial Services Group........................   47,000,000
                                                                   ------------
   Total Purchase Price (cash and shares).........................  160,339,012
   Less cash paid to CNL Income Fund..............................     (450,338)
                                                                   ------------
   Share consideration............................................  159,888,674
   Transaction costs of the Company...............................    8,933,000
   Total costs incurred........................................... $168,821,674
                                                                   ============

   In addition, the Company i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the CNL Income Fund carrying value of land and building on operating leases by $3,596,047, net investment in direct financing leases by $1,152,435, investment in joint venture by $402,066, made downward adjustments to the carrying value of accrued rental income of $1,474,597, made downward adjustments to other assets of $3,676,099 to adjust historical values to fair value, iii) recorded goodwill of $41,742,610 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $76,853,546 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $35,764,603 of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group.

    (2) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

    (3) Represents the elimination by the CNL Income Fund of $5,049 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by the Company of $1,208,000 in related party payables recorded as receivables by the Advisor.

    (4) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

4. Adjustments to Pro Forma Income Statements

(I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the nine months ended September 30, 1998, as if the Acquisition was consummated as of January 1, 1997.

  (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on

                      CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

     January 1, 1997 and 2) properties that were developed by the Company from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period.)

       Rental and earned income on Property Transactions by the
        Company................................................... $9,635,208

  (b) Represents $35,670 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.

  (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees.......................................... $ (1,569,202)
       Secured equipment lease fee...............................      (44,426)
       Advisory fees.............................................   (1,747,858)
       Reimbursement of administrative costs.....................     (293,215)
       Acquisition fees..........................................  (15,392,193)
       Underwriting fees.........................................     (254,945)
       Administrative fees.......................................     (148,491)
       Executive fee.............................................     (310,000)
       Guarantee fees............................................      (93,750)
       Servicing fee.............................................   (1,014,117)
       Development fees..........................................     (166,876)
       Consulting fee............................................       (1,511)
                                                                  ------------
         Total................................................... $(21,036,584)
                                                                  ============

  (d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

  (e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

  (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

       Reimbursement of administrative costs...................... $  (293,215)
       Servicing fee..............................................  (1,014,117)
                                                                   -----------
                                                                   $(1,307,332)
                                                                   ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


  (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and 2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

       General and administrative costs........................... $(1,415,100)

  (h) Represents savings of $31,627 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

  (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services
      Group:

       Advisory fees............................................... $(1,747,858)
       Administrative fees.........................................    (148,491)
       Executive fee...............................................    (310,000)
       Guarantee fees..............................................     (93,750)
                                                                    -----------
                                                                    $(2,300,099)
                                                                    ===========

  (j) Represents additional income taxes of $52,120 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.

  (k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

       Depreciation expense.......................................... $1,454,673

  (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (2)

       Amortization of goodwill..................................... $1,565,348

  (m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in II (d ) below.

       Interest expense............................................... $(68,670)


  (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees............................................ $(1,569,202)
       Underwriting fees...........................................    (254,945)
       Consulting fee..............................................      (1,511)
                                                                    -----------
                                                                    $(1,825,658)
                                                                    ===========

  (o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


  (p) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

(II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1997, as if the Acquisition was consummated as of January 1, 1997.

  (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and
      2) properties that were developed by the Company from January 1, 1997 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

        Rental and earned income on Property Transactions by the
         Company................................................. $24,048,982

  (b) Represents $47,560 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.

  (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

        Origination fees.......................................... $  (594,041)
        Secured equipment lease fee...............................    (375,219)
        Advisory fees.............................................  (1,811,001)
        Reimbursement of administrative costs.....................    (143,697)
        Acquisition fees..........................................  (3,887,483)
        Underwriting fees.........................................    (151,041)
        Administrative fees.......................................    (269,231)
        Executive fee.............................................    (250,000)
        Guarantee fees............................................    (312,500)
        Arrangement fees..........................................    (350,000)
        Servicing fee.............................................    (598,988)
        Development fees..........................................    (369,570)
                                                                   -----------
          Total................................................... $(9,112,771)


  (d) Represents the deferral of $2,662,141 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

  (e) Represents the elimination of interest income of $1,931,331 earned during the year ended December 31, 1997 assuming all monies raised during 1997 and all cash held on January 1, 1997 was used to effect the Acquisition on January 1, 1997, represents interest income of $2,047,619 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the recognition of $133,107 of origination fees collected during the year ended December 31, 1997 which were deferred in (d) and are being amortized and recorded as interest income.

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


  (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

        Reimbursement of administrative costs...................... $ (143,697)
        Servicing fee..............................................   (598,988)
                                                                    ----------
                                                                    $ (742,685)
                                                                    ==========

  (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and 2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

        General and administrative costs........................... $(1,619,238)

  (h) Represents savings of $43,276 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

  (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services
      Group:

        Advisory fees.............................................. $(1,811,001)
        Administrative fees........................................    (269,231)
        Executive fee..............................................    (250,000)
        Guarantee fees.............................................    (312,500)
                                                                    -----------
                                                                    $(2,642,732)
                                                                    ===========

  (j) Represents additional income taxes of $20,016 resulting from assuming that acquisitions from January 1, 1997 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.

  (k) Represents increase in depreciation of the building portion of the properties acquired from January 1, 1997 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

        Depreciation expense......................................... $3,087,977

  (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (2)

        Amortization of goodwill.................................... $2,087,130

  (m) Represents elimination of yearly amortization of arrangement fees of $350,000 capitalized as deferred costs and amortized as interest expense and the capitalization of interest expense during the period that properties were under development.

        Amortization of arrangement fees............................ $ (24,144)
        Capitalization of interest during development period........   (57,450)
                                                                     ---------
                                                                     $ (81,594)
                                                                     =========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

  (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

        Origination fees............................................. $(594,041)
        Underwriting fees............................................  (151,041)
                                                                      ---------
                                                                       (745,082)
                                                                      =========

  (o) Represents the elimination of $2,462,606 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

  (p) Common shares issued during the period were assumed to have been issued and outstanding as of January 1, 1997. For purposes of the pro forma financial statement, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

                                                                     Appendix A

             [LETTERHEAD OF LEGG MASON WOOD WALKER, INCORPORATED]

                                March 10, 1999

James M. Seneff, Jr.
Robert A. Bourne
CNL Realty Corporation
as General Partners of
CNL Income Fund XV, Ltd.
400 East South Street
Orlando, FL 32801-2878

               Re: CNL Income Fund XV, Ltd. (the "Partnership")

Gentlemen:

   You have requested our opinion as investment bankers (a) as to the fairness, from a financial point of view, to the Partnership and its limited partners of the shares of common stock (the "Common Stock") of CNL American Properties Fund, Inc. (the "Acquiror") offered to them in the Merger (as defined below), (b) as to the fairness, from a financial point of view, of the aggregate Common Stock offered to the CNL Income Funds (as defined below) in the Merger Transactions (as defined below) and (c) as to the fairness, from a financial point of view, of the method of allocating the aggregate shares of Common Stock among the CNL Income Funds in the Merger Transactions. Under the terms of an agreement and plan of merger (the "Merger Agreement"), dated March 11, 1999, between the Partnership and the Acquiror, the Partnership will merge with and into a wholly owned subsidiary of the Acquiror and the partners of the Partnership will be offered shares of Common Stock as determined pursuant to the Merger Agreement (the "Share Consideration"); such transaction is hereafter referred to as the "Merger."

   The Partnership is one of eighteen Florida limited partnerships (the "CNL Income Funds") served by Messrs. Seneff, Bourne and CNL Realty Corporation as general partners (the "General Partners"). Each CNL Income Fund has executed a merger agreement with the Acquiror on terms similar to the Merger Agreement. The transactions to occur under such merger agreements are referred to as the "Merger Transactions."

   In connection with our opinion, we have, among other things:

     (i) reviewed the Merger Agreement and the merger agreements for each of the Merger Transactions;

     (ii) reviewed the Registration Statement on Form S-4 with respect to the Merger Transactions as filed on March 12, 1999;

     (iii) reviewed the financial statements and the related filings of the Partnership and the other CNL Income Funds on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (iv) reviewed the financial statements and the related filings of the Acquiror on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (v) reviewed certain internal information concerning the business and operations of the Partnership and the other CNL Income Funds furnished to us by the General Partners, including a draft of the Partnership's and the other CNL Income Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vi) reviewed certain internal information concerning the business and operations of the Acquiror furnished to us by management of the Acquiror, including a draft of the Acquiror's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vii) reviewed certain financial data and operating statistics relating to the Partnership, the other CNL Income Funds and the Acquiror provided by the General Partners and the Acquiror and compared them with similar information of selected public companies that we deemed relevant to our inquiry;

     (viii) reviewed the appraisal (the "Appraisal") of the properties of the Partnership and the other CNL Income Funds prepared by Valuation Associates and dated January 6, 1999;

     (ix) held meetings and discussions with certain directors, officers and employees of the General Partners and the Acquiror concerning the operations, financial condition and future prospects of the Partnership, the other CNL Income Funds and the Acquiror; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Partnership, the other CNL Income Funds and the Acquiror. We have further relied upon the assurances of the General Partners that they are unaware of any factors that would materially alter the conclusions made in Legg Mason's fairness opinion, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments of the General Partners and the Acquiror as to the future performance of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason also assumed, with the consent of the General Partners, that any material liabilities (contingent or otherwise, known or unknown) of the Partnership, the other CNL Income Funds and the Acquiror are as set forth in the financial statements of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason also assumed with the consent of the General Partners that the table prepared by or for the General Partners of the allocation of Share Consideration among the General Partners and the limited partners of the Partnership has been prepared in accordance with and complies with the terms and conditions of the partnership agreement of the Partnership. Legg Mason also assumed that the Appraisal was reasonably prepared by and reflected the good faith judgments of Valuation Associates and Legg Mason does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership, the other CNL Income Funds or the Acquiror. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof.

   We have acted as financial advisor to the General Partners and will receive a fee for our services. It is understood that this letter is for the information of the General Partners in their evaluation of the Merger Transactions and our opinion does not constitute a recommendation to the General Partners or any limited partner of the Partnership or any of the other CNL Income Funds as to how such partner should vote on the Merger or the Merger Transactions, as the case may be, or as to whether such partner should elect to receive the Share Consideration or cash and promissory notes of the Acquiror. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. Additionally, our opinion does not compare the relative merits of the Merger and the Merger Transactions with those of any other transaction or business strategy which were or might have been considered by the General Partners as alternatives to the Merger and the Merger Transactions.

   It should be noted that in rendering this opinion with respect to the fairness, from a financial point of view, of (i) the Share Consideration to be offered with respect to the Partnership, (ii) the aggregate Common

Stock offered with respect to the CNL Income Funds and (iii) the method of allocating the shares of Common Stock of the Acquiror among the CNL Income Funds, Legg Mason has neither addressed, nor are we rendering any opinion with respect to, any other aspect of the Merger Transactions, including (a) the value or fairness of the cash and promissory notes option, (b) the prices at which the shares of Common Stock may trade following the Merger Transactions or the trading value of the shares to be offered compared with the current fair market value of the portfolios or other assets of the Partnership and the other CNL Income Funds if liquidated in real estate markets, (c) the tax effect of any aspect of the Merger Transactions, (d) the fairness of the amounts or allocation of the costs of the Merger Transactions or the amounts of such costs allocated to the limited partners or, (e) any other matters with respect to any specific individual partner or class of partners of the Partnership or the other CNL Income Funds.

     Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consideration offered to the Partnership and its limited partners in the Merger, the aggregate shares of Common Stock offered by the Acquiror with respect to the CNL Income Funds in the Merger Transactions and the method of allocating the shares of Common Stock among the CNL Income Funds in the Merger Transactions are fair from a financial point of view.

                                       Very truly yours,

                                       /s/ Legg Mason Wood Walker, Incorporated
                                       ----------------------------------------
                                       Legg Mason Wood Walker, Incorporated

                                                                      Appendix B

                          AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger is entered into as of this 11th day of March, 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund XV, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                   RECITALS:

   WHEREAS, the Parties hereto desire to consummate a merger (the "Merger") whereby the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") and the Florida Revised Uniform Limited Partnership Act (the "Florida RULPA");

   WHEREAS, the Fund is one of 18 CNL Income Funds (collectively with the Fund, the "CNL Income Funds") that APF is proposing to acquire (the "Proposed Acquisitions");

   WHEREAS, the Special Committee (the "Special Committee") of the independent members of the Board of Directors of APF has received a fairness opinion (the "Fairness Opinion") from Merrill Lynch & Co. as to the fairness to APF, from a financial point of view, of the consideration to be paid in connection with the Proposed Acquisitions;

   WHEREAS, the Special Committee has recommended the Merger to the Board of Directors of APF and the Board has approved the proposal to consummate the Merger (the "Merger Proposal") and the related transactions;

   WHEREAS, Legg Mason Wood Walker Incorporated has delivered a fairness opinion (the "Fund Fairness Opinion") to the General Partners as to the fairness to the Fund and its limited partners from a financial point of view, of the APF Common Share consideration offered to the Fund and its limited partners; and

   WHEREAS, the Board of Directors of the OP General Partner has unanimously approved the Merger Proposal;

   NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

                                   ARTICLE I

                                  Definitions

   1.1 Terms Defined in this Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth below:

   "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

   "Affiliated Group" means any affiliated group within the meaning of Code
(S)1504, or any similar group defined under a similar provision of state, local or foreign law.

   "Agreement" means this Agreement, as amended from time to time.

   "APF" has the meaning set forth in the preface above.

   "APF Common Shares" shall mean the shares of common stock, par value $0.01, of APF.

   "APF Indemnity Claim" has the meaning set forth in Section 12.1 below.

   "APF SEC Documents" has the meaning set forth in Section 6.7 below.

   "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms the basis for any specified consequence.

   "Business Combination" has the meaning set forth in Section 4.1(b) below.

   "Cash/Note Option" has the meaning set forth in Section 4.4 below.

   "Closing" has the meaning set forth in Section 2.3 below.

   "CNL Income Funds" has the meaning set forth in the second paragraph of the Recitals above.

   "Closing Date" has the meaning set forth in Section 2.3 below.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Confidential Information" means any information concerning the businesses and affairs of the Fund, the Operating Partnership or APF, if any, that is not already generally available to the public.

   "Delaware RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Disclosure Schedule" has the meaning set forth in the first paragraph of
Article VII below.

   "Dissenting Partners" has the meaning set forth in Section 4.4 below.

   "Effective Time" has the meaning set forth in Section 2.2 below.

   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) tax-qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) tax-qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

   "Fairness Opinion" has the meaning set forth in the third paragraph of the Recitals above.

   "Florida RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Fund" has the meaning set forth in the preface above.

   "Fund Articles of Merger" has the meaning set forth in Section 2.2 below.

   "Fund Fairness Opinion" has the meaning set forth in the fifth paragraph of the recitals above.

   "Fund Indemnity Claim" has the meaning set forth in Section 12.2 below.

   "Fund Interests" means the general and limited partnership interests in the Fund.

   "Fund SEC Documents" has the meaning set forth in Section 7.7 below.

   "GAAP" means United States generally accepted accounting principles as in effect from time to time.

   "General Partners" has the meaning set forth in the preface above.

   "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation but excluding commercially available shrink wrap software), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

   "IRS" means the Internal Revenue Service.

   "Knowledge" means in the case of the Fund, CNL Realty Corporation, Inc., APF and the OP General Partner, the actual knowledge of a director or an executive officer after reasonable investigation and, in the case of the individual General Partners, the collective actual Knowledge of all of the General Partners after reasonable investigation. For the purposes of this Agreement, the Knowledge of one General Partner shall be attributed to the other General Partners.

   "Known" and "Knowingly" mean that the Fund, any General Partner or APF, as applicable, had Knowledge of the particular matter or took the action described with prior Knowledge.

   "Liability" means any liability (whether Known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

   "Material Adverse Effect" means, as to any Party, a material adverse effect on the business, properties, operations or condition (financial or otherwise) which is not related to an industry-wide change in the economy or market or other conditions affecting all businesses in the industry of the Party to which the term is applied.

   "Merger" has the meaning set forth in the first paragraph of the Recitals above.

   "Merger Proposal" has the meaning set forth in fourth paragraph of the Recitals above.

   "Most Recent 10-Q" has the meaning set forth in Section 7.5 below.

   "Most Recent Balance Sheet" means the most recent balance sheet filed in a Fund SEC Document.

   "Notes" has the meaning set forth in Section 4.4 below.

   "NYSE" means the New York Stock Exchange.

   "OP Certificate of Merger" has the meaning set forth in Section 2.2 below.

   "OP General Partner" has the meaning set forth in the Preface above.

   "OP Limited Partner" means CNL APF LP Corp., a Delaware corporation and wholly owned subsidiary of APF.

   "Operating Partnership" has the meaning set forth in the preface above.

   "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

   "Party" or "Parties" has the meaning set forth in the preface above.

   "Partner" means any holder of Fund Interests.

   "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or other entity.

   "Proposed Acquisitions" has the meaning set forth in the second paragraph of the Recitals above.

   "Registration Statement" means the registration statement on Form S-4 to be filed by APF to register the APF Common Shares to be issued as Share Consideration in the Merger.

   "Representative" has the meaning set forth in Section 12.3 below.

   "SEC" means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (e) any minor imperfection of title or similar lien which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on such Party.

   "Share Consideration" has the meaning set forth in Section 4.1(a) below.

   "Special Committee" has the meaning set forth in the third paragraph to the Recitals above.

   "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or has the power to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or otherwise control the management.

   "Surviving Partnership" has the meaning set forth in Section 2.1 below.

   "Takeover Statute" has the meaning set forth in Section 8.9 below.

   "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code

(S)59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

   "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

   "Third-Party Claim" has the meaning set forth in Section 12.4 below.

                                   ARTICLE II

                        Merger; Effective Time; Closing

   2.1 Merger. Subject to the terms and conditions of this Agreement, the Delaware RULPA and the Florida RULPA, at the Effective Time, the Operating Partnership and the Fund shall consummate the Merger in which (i) the Fund shall be merged with and into the Operating Partnership and the separate limited partnership existence of the Fund shall thereupon cease, (ii) the Operating Partnership shall be the successor or surviving limited partnership in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate limited partnership existence of the Operating Partnership with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The limited partnership surviving the Merger is sometimes hereinafter referred to as the "Surviving Partnership." The Merger shall have the effects set forth in the Delaware RULPA and the Florida RULPA. As a result of the Merger, the outstanding Fund Interests shall be converted or cancelled in the manner provided in Article IV.

   2.2 Effective Time. On the Closing Date, subject to the terms and conditions of this Agreement, the Operating Partnership and the Fund shall (i) execute or cause to be executed (A) a Certificate of Merger in the form required by the Delaware RULPA (the "OP Certificate of Merger") and (B) Articles of Merger in the form required by the Florida RULPA (the "Fund Articles of Merger"), and
(ii) cause the OP Certificate of Merger to be filed with the Delaware Secretary of State as provided in the Delaware RULPA and the Fund Articles of Merger to be filed with the Florida Department of State as provided in the Florida RULPA, in each case, on the Closing Date or as soon as practicable thereafter. The Merger shall become effective at (i) such time as the OP Certificate of Merger has been duly filed with the Delaware of Secretary of State and the Fund Articles of Merger has been duly filed with the Florida Department of State or
(ii) such other time as is agreed upon by APF, the OP General Partner and the General Partners and specified in the OP Certificate of Merger and the Fund Articles of Merger. Such time is hereinafter referred to as the "Effective Time."

   2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Shaw Pittman Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, commencing at 9:00 a.m. local time on such date as within five (5) business days following the fulfillment or waiver of the conditions set forth in Article X (other than conditions which by their nature are intended to be fulfilled at the Closing) or such other place or time or on such other date as APF, the OP General Partner and the General Partners may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article X (the "Closing Date"). In no event shall the Closing Date be a date subsequent to December 31, 1999. At the Closing, there shall be delivered to APF, the Operating Partnership, the OP General Partner, the General Partners and the Fund the certificates and other documents and instruments required to be delivered under
Article X.

   2.4 Further Assurances. Each Party hereto will execute such further documents and instruments and take such further actions as may be reasonably requested by one or more of the other Parties to consummate the Merger, to vest the Surviving Partnership with full title to all assets, properties, rights, approvals, immunities and franchises of either the Fund or the Operating Partnership or to effect the other purposes of this Agreement.

                                  ARTICLE III

 Certificate of Limited Partnership; Limited Partnership Agreement;and General
                        Partner of Surviving Partnership

   3.1 Certificate of Limited Partnership. At the Effective Time, the certificate of limited partnership of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein.

   3.2 Limited Partnership Agreement. At the Effective Time, the limited partnership agreement of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the limited partnership agreement of the Surviving Partnership.

   3.3 General Partner. The general partner of the Operating Partnership immediately prior to the Effective Time shall be the general partner of the Surviving Partnership from and after the Effective Time until it is replaced or it resigns in accordance with the limited partnership agreement of the Surviving Partnership.

                                   ARTICLE IV

              Share Consideration; Payment of Share Consideration

   4.1 Share Consideration; Conversion or Cancellation of Fund Interests in Merger.

   (a) At the Effective Time, by virtue of the Merger and without any action by the Parties, all of the outstanding Fund Interests (i) shall be converted into the right to receive up to 3,733,901 fully paid and nonassessable APF Common Shares (1,866,951 APF Common Shares if the Reverse Split [defined below] occurs before the Closing) (the "Share Consideration") pursuant to the terms of
Section 4.2 below, (ii) shall cease to be outstanding, and (iii) shall be canceled and retired and shall cease to exist, and each Partner, as the holder of such Fund Interests shall cease to have any rights with respect thereto, except the right to receive either (A) APF Common Shares therefor in accordance with this Section 4.1 and Section 4.3 or (B) the cash and Notes in accordance with Section 4.4 below. Subject to the approval of the APF's shareholders of an amendment to its article of incorporation, APF anticipates that prior to the Closing it will effect a one for two reverse stock split (the "Reverse Split") pursuant to which each two shares of APF Common Shares outstanding will be exchanged for one share of APF Common Shares.

   (b) Except for the Reverse Stock Split described in Section 4.1(a), prior to the Effective Time, APF shall not split or combine the APF Common Shares, or pay a stock dividend or other stock distribution in APF Common Shares, or in rights or securities exchangeable for, convertible into or exercisable for APF Common Shares, or otherwise change APF Common Shares into, or exchange APF Common Shares for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of APF as a result of which APF stockholders receive cash, stock, or other property in exchange for, or in connection with, their APF Common Shares (a "Business Combination") or otherwise), or make any other dividend or distribution on or of APF Common Shares (other than regular quarterly cash dividends paid on APF Common Shares or any distribution pursuant to APF's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination, or change.

   (c) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the APF Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

   4.2 Payment of Share Consideration. At the Closing, subject to Section 4.4 below, the Partners shall receive the Share Consideration (less expenses paid by APF on behalf of the Fund), distributed in accordance with the provisions of the Fund's limited partnership agreement as of the Closing Date. For the purposes of this Agreement, the Share Consideration will be reduced (i) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund and (ii) as provided in Section 4.4 below.

   4.3 Fractional APF Common Shares. No certificates representing fractional APF Common Shares shall be issued upon conversion of any Fund Interests. Each Partner of the Fund who would otherwise be entitled to fractional APF Common Shares will receive one APF Common Share for a fractional interest representing 50% or more of one APF Common Share. No APF Common Shares will be issued for a fractional interest representing less than 50% of one APF Common Share.

   4.4 Cash/Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the cash/note option (the "Cash/Note Option"), such Dissenting Partners shall be entitled to receive, in lieu of the Share Consideration, consideration based on such Dissenting Partners' percentage interest (as determined by the Fund's partnership agreement) in the Fund's asset liquidation value of $33,159,327,based on Valuation Associates' appraisal. Such consideration shall be payable 10% in cash and 90% in Callable Notes due in 2006 (the "Notes"). The Notes will bear interest at a fixed rate equal to 120% of the applicable federal rate as of the date the consent solicitation on Form S-4 is mailed to the limited partners. The Share Consideration shall be reduced on a one-for-one basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Cash/Note Option.

                                   ARTICLE V

             Representations and Warranties of The General Partners

   Each General Partner severally represents and warrants to APF and the Operating Partnership that the statements contained in this Article V are correct and complete as of the date hereof and on the Closing Date:

   5.1 Authorization of Transaction. The General Partner has full power and authority (including, as applicable, full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the General Partner, enforceable in accordance with its terms and conditions. The General Partner does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   5.2 Noncontravention. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the General Partner is subject or, as applicable, any provision of the General Partner's articles of incorporation, bylaws or other organizational documents.

                                   ARTICLE VI

 Representations and Warranties of APF, The OPGeneral Partner and The Operating
                                  Partnership

   APF, the OP General Partner and the Operating Partnership jointly and severally represent and warrant to the General Partners and the Fund that the statements contained in this Article VI are correct and complete as of the date hereof and the Closing Date:

   6.1 Organization. APF is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. APF is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on APF. APF has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The OP General Partner is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. The Operating Partnership is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Operating Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Operating Partnership. The Operating Partnership has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. APF and the OP General Partner have delivered to the General Partners and the Fund correct and complete copies of the certificate of incorporation of APF and the OP General Partner and the certificate of limited partnership and the limited partnership agreement of the Operating Partnership (each as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of APF and the OP General Partner and any organizational records of the Operating Partnership have been made available to the General Partners and the Fund and are correct and complete. APF is not in default under or in violation of any provision of its certificate of incorporation, and the Operating Partnership is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   6.2 Capital Stock. The authorized capital stock of APF consists of 125,000,000 shares of common stock, $.01 par value (the "APF Common Shares"), of which 74,696,927 shares are outstanding as of January 31, 1999. Since January 31, 1999, APF has not issued any shares of capital stock. All outstanding APF Common Shares are, and all APF Common Shares issuable under any stock option plans of APF, will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 57,266,099 APF Common Shares which may be issued in connection with APF's acquisition of the other 17 CNL Income Funds in the Proposed Acquisitions and the 12,300,000 APF Shares which may be issued in connection with APF's acquisition of CNL Fund Advisors, Inc., CNL Financial Services, Inc. and CNL Financial Corp., there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which APF is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem, or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock. All of the outstanding general partner interests of the Operating Partnership are owned by the OP General Partner, and all of the outstanding limited partner interests of the Operating Partnership are owned by the OP Limited Partnership, and there are outstanding on the date hereof no options, warrants, rights, commitments or any other agreements of any character to which the Operating Partnership or any partner thereof is a party or which it may be bound requiring it to issue, transfer, sell, purchase, register, redeem or acquire any interest in the Operating Partnership.

   6.3 Authorization for Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of APF will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will be registered under the Securities Act and will be registered or exempt from registration under all applicable state securities laws. The Share Consideration will, when issued, be approved for listing on the NYSE, subject to official notice of issuance.

   6.4 Authorization of Transaction. APF, the OP General Partner and the Operating Partnership have full power and authority (including full corporate and limited partnership, as applicable, power and authority) to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance by APF, the OP General Partner and the Operating Partnership of this Agreement have been duly and validly authorized by the boards of directors of APF and the OP General Partner. This Agreement constitutes the valid and legally binding obligation of APF, the OP General Partner and the Operating Partnership, enforceable in accordance with its terms and conditions. None of APF, the OP General Partner or the Operating Partnership needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   6.5 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which, APF, the OP General Partner or the Operating Partnership is subject or any provision of APF's or the OP General Partner's articles of incorporation or by-laws or the Operating Partnership's certificate of limited partnership or limited partnership agreement or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which APF, the OP General Partner or the Operating Partnership is a party or by which it is bound or to which any of its assets is subject or (iii) result in the imposition of a Security Interest upon any of its assets.

   6.6 Title to Assets. APF has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of its most recent quarterly report on Form 10-Q.

   6.7 Reports and Financial Statements. APF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "APF SEC Documents"). All of the APF SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such APF SEC Documents. None of the APF SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed APF SEC Documents. There is no unresolved violation, criticism or exception by any governmental entity of which APF has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to APF could have a Material Adverse Effect on APF. The financial statements of APF included in the APF SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of APF as of the dates thereof and the results of operations and cash flows of APF for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   6.8 Events Subsequent to September 30, 1998. Since September 30, 1998, nothing has occurred which has had or would reasonably be expected to have a Material Adverse Effect on APF.

   6.9 Litigation. Except as publicly disclosed by APF in its APF SEC Documents or on Schedule 1, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of APF, threatened against APF or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on APF or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by APF in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by APF in any APF SEC Document, none of APF or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on APF or would prevent or delay the consummation of the transactions contemplated hereby.

   6.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by APF for inclusion or incorporation by reference in (i) the Registration Statement to be filed by APF with the SEC in connection with the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement sent by APF to its shareholders pertaining to the Merger will, at the date mailed to shareholders and at the times of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APF, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement or the proxy statement, APF shall promptly so advise the General Partners and such event shall be so described, and such amendment or supplement (which the General Partners shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   6.11 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by APF in its APF SEC Documents or disclosed in
Schedule 1, as of December 31, 1998, to APF's Knowledge, none of APF or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which are not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of APF and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in any reports filed by it with the APF SEC Documents, since December 31, 1998, the business of APF and its Subsidiaries has been carried on only in the ordinary and usual course, to APF's Knowledge, none of APF or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to APF or its Subsidiaries Known to APF having or which could reasonably be expected to have, a Material Adverse Effect on APF.

   6.12 Brokers' Fees. Except for the fees and expenses paid to Merrill Lynch & Co. with respect to the delivery of the Fairness Opinion to the Special Committee and in connection with the financial services provided by Salomon Smith Barney, none of APF, the OP General Partner or the Operating Partnership has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

   6.13 Qualification as a REIT. APF is a "real estate investment trust" for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not cause APF to cease to qualify as a "real estate investment trust" for federal income tax purposes.

   6.14 Compliance with Applicable Law. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, it and its Subsidiaries hold all permits, licenses, variances, exemptions, order and approvals of all governmental entities necessary for the lawful conduct of their respective businesses, except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its

APF SEC Documents, to APF's Knowledge, APF and its Subsidiaries are in compliance with the material terms of its permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF, the businesses of APF and its Subsidiaries are not, to APF's Knowledge, being conducted in violation of any law, ordinance or regulation of any governmental entity except that no representation or warranty is made in this Section 6.14 with respect to environmental laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, no investigation or review by any governmental entity with respect to APF or its Subsidiaries is pending or, to the Knowledge of APF, threatened, nor, to the Knowledge of APF, has any government entity indicated an intention to conduct the same, other than, in each case, those which APF reasonably believes will not have a Material Adverse Effect on APF.

   6.15 Intellectual Property.

   (a) APF owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of APF as presently conducted. Each item of Intellectual Property owned or used by APF immediately prior to the Closing hereunder will be owned or available for use by APF on identical terms and conditions immediately subsequent to the Closing hereunder. APF has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) APF has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of APF's directors or officers (or employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that APF must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of APF which are material to the operation of APF's business.

   (c) APF has no patent or registration which has been issued to APF with respect to any of its Intellectual Property.

   (d) Nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of APF's business as presently conducted.

   6.16 Insurance. With respect to each current insurance policy to which APF is a party, a named insured or is otherwise the beneficiary of coverage, to the knowledge of APF: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither APF nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof.

   6.17 Tenants. To the Knowledge of APF and except as set forth on Schedule 1, no current tenant of a property owned by APF, which as of the date of APF's most recent quarterly report on Form 10-Q represented more than 5% of APF's total revenues, presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   6.18 Disclosure. APF is in compliance in all material respects with its obligation under the Securities Exchange Act to publicly disclose material information in a timely fashion.

                                  ARTICLE VII

               Representations and Warranties Concerning the Fund

   The General Partners and the Fund jointly and severally represent and warrant to APF and the Operating Partnership that the statements contained in this Article VII are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by the General Partners and the Fund to APF and the Operating Partnership in accordance with the provisions of
Section 8.14 (the "Disclosure Schedule"). Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII.

   7.1 Organization, Qualification, and Corporate Power. The Fund is a limited partnership duly organized, validly existing, and in good standing under the laws of Florida. The Fund is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Except as set forth in Section 7.1(a) of the Disclosure Schedule, the Fund has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Section 7.1(b) of the Disclosure Schedule lists the directors and officers of the corporate General Partner. The General Partners have been made available to APF and the Operating Partnership correct and complete copies of the certificate of limited partnership and the limited partnership agreement of the Fund (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the corporate General Partner and any organizational records of the Fund have been made available to APF and the Operating Partnership and are correct and complete in all material respects. The Fund is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   7.2 Capitalization. All of the outstanding ownership interests in the Fund (the "Fund Interests") consist of (i) one percent in general partnership interests and (ii) 4,000,000 units of limited partnership interests. All of the outstanding Fund Interests have been duly authorized, are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Fund to issue, sell, or otherwise cause to become outstanding any additional ownership interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Fund.

   7.3 Authorization of Transaction. The Fund has full power and authority (including full limited partnership power and authority) to execute and deliver this Agreement and, upon the affirmative vote of a majority of the outstanding limited partnership Fund Interests, will have full power and authority (including limited partnership power and authority) to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Fund, enforceable in accordance with its terms and conditions, subject to bankruptcy, insolvency, moratorium and rights of creditors generally. The Fund is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   7.4 Noncontravention. Except as set forth in Section 7.4 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Fund is subject or any provision of the certificate of limited partnership or limited partnership agreement of the Fund or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Fund is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

   7.5 Title to Assets. The Fund has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC (the "Most Recent 10-Q") or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent 10-Q.

   7.6 Subsidiaries. The Fund does not have any Subsidiaries, operating or otherwise.

   7.7 Reports and Financial Statements. The Fund has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "Fund SEC Documents"). All of the Fund SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Fund SEC Documents. None of the Fund SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed Fund SEC Documents. There is no unresolved violation by any governmental entity of which the Fund has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to the Fund could have a Material Adverse Effect on the Fund. The financial statements of the Fund included in the Fund SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Fund as of the dates thereof and the results of operations and cash flows of the Fund for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   7.8 Events Subsequent to the Most Recent 10-Q. Since the date of the Most Recent 10-Q nothing has had a Material Adverse Effect on the Fund. Without limiting the generality of the foregoing, since that date, except as set forth in the appropriately lettered paragraph of Section 7.8 of the Disclosure
Schedule:

   (a) the Fund has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as reasonably determined by the General Partners) in the Ordinary Course of Business;

   (b) the Fund has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 except in the Ordinary Course of Business;

   (c) no party (including the Fund) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which the Fund is a party or by which it is bound except in the Ordinary Course of Business;

   (d) the Fund has not imposed any Security Interest upon any of its assets, tangible or intangible except in the Ordinary Course of Business;

   (e) the Fund has not made any capital expenditure (or series of related capital expenditures) involving more than $50,000 except in the Ordinary Course of Business;

   (f) the Fund has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

   (g) the Fund has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

   (h) the Fund has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

   (i) the Fund has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

   (j) the Fund has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

   (k) there has been no change made or authorized in the certificate of limited partnership or limited partnership agreement of the Fund;

   (l) the Fund has not issued, sold, or otherwise disposed of any ownership interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any ownership interests in the Fund;

   (m) the Fund has not declared, set aside, or paid any dividend or made any distribution with respect to its ownership interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its ownership interests other than distributions consistent with past practices;

   (n) the Fund has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

   (o) the Fund has not made any loan to, or entered into any other transaction with, any of the General Partners or the directors, officers, or employees of the corporate General Partner outside the Ordinary Course of Business;

   (p) the Fund has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

   (q) the Fund has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

   (r) to the Knowledge of the General Partners, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Fund; and

   (s) the Fund is not under any legal obligation, whether written or oral, to do any of the foregoing.

   7.9 Undisclosed Liabilities. The Fund does not have any Liability (and, to the Knowledge of the General Partners, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or which are not in the aggregate material.

   7.10 Legal Compliance. Except as disclosed in the Fund SEC Documents, the Fund has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder), the violation of which could cause a Material Adverse Effect to the Fund, of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

   7.11 Tax Matters.

   (a) The Fund has filed all material Tax Returns that it was required to file, including, without limitation, any material Tax Returns required to be filed with any state. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Fund (as shown on any filed Tax Return) have been paid. The Fund currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Fund does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Fund that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) The Fund has withheld and, if due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, Partner, or other third party.

   (c) The General Partners do not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Fund either (A) claimed or raised by any authority in writing or (B) as to which any of the General Partners has Knowledge. Section 7.11(c) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Fund for taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Fund since December 31, 1996.

   (d) The Fund has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) The Fund has not filed a consent under Code (S)341(f) concerning collapsible corporations. The Fund has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code (S)280G. The Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. The Fund is not a party to any Tax allocation or sharing agreement. The Fund (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Fund) or (B) has any Liability for the Taxes of any Person (other than the Fund) under Treas. Reg. (S)1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

   7.12 Real Property.

   Section 7.12(a) of the Disclosure Schedule lists and describes briefly all real property owned, leased or subleased by the Fund. Section 7.12(b) of the Disclosure Schedule lists all leases and subleases to which the Fund is a party, and the General Partners have made available to APF correct and complete copies of all such leases and subleases (as amended to date). With respect to each lease and sublease listed in Section 7.12(b) of the Disclosure Schedule:

   (a) the lease or, to the Knowledge of the General Partners, the sublease is legal, valid, binding, enforceable, and in full force and effect, except as may be affected by bankruptcy, insolvency, moratorium and the rights of creditors generally;

   (b) no consent is required with respect to the lease or sublease as a result of this Agreement, and the actions contemplated by this Agreement will not result in the change of any terms of the lease or sublease or otherwise affect the ongoing validity of the lease or sublease;

   (c) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

   (d) no party to the lease or, to knowledge of the General Partners, sublease has repudiated any provision thereof;

   (e) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or, to the Knowledge of the General Partners, sublease;

   (f) the Fund has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

   (g) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required by the Fund in connection with the operation thereof and, to the Knowledge of the General Partners, have been operated and maintained in all material respects in accordance with applicable laws, rules, and regulations; and

   (h) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

   7.13 Intellectual Property.

   (a) The Fund owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of the Fund as presently conducted. Each item of Intellectual Property owned or used by the Fund immediately prior to the Closing hereunder will be owned or available for use by the Fund on identical terms and conditions immediately subsequent to the Closing hereunder. The Fund has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) The Fund has not Knowingly interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the General Partners nor any of the corporate General Partner's directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Fund must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the General Partners, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Fund which are material to the operation of the Fund's business.

   (c) The Fund has no patent or registration which has been issued to the Fund with respect to any of its Intellectual Property.

   (d) Section 7.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Fund uses pursuant to license, sublicense, agreement, or permission. The General

Partners have made available to APF and the Operating Partnership correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).

   (e) To the Knowledge of the General Partners, nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Fund's business as presently conducted.

   7.14 Tangible Assets. The Fund owns or leases all buildings, machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted. Each such tangible asset is free from all material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The Most Recent Balance Sheet sets forth all of the assets, in the opinion of the General Partners, necessary to conduct the Fund's business as it is currently being conducted.

   7.15 Contracts. Section 7.15 of the Disclosure Schedule lists all of the following types of contracts and other agreements to which the Fund is a party:

   (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

   (b) any agreement concerning a partnership or joint venture;

   (c) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

   (d) any agreement concerning confidentiality or noncompetition;

   (e) any agreement with any General Partner or any of their Affiliates (other than the Fund);

   (f) any agreement under which it has advanced or loaned any amount to any of the General Partners or the corporate General Partner's directors, officers, and employees outside the Ordinary Course of Business; or

   (g) any agreement under which the consequences of a default or termination could have a Material Adverse Effect.

   The General Partners have made available to APF and the Operating Partnership a correct and complete copy of each written agreement listed in
Section 7.15 of the Disclosure Schedule (as amended to date) which is not included as an exhibit to a Fund SEC Document and a written summary setting forth the terms and conditions of each oral agreement referred to in Section
7.15 of the Disclosure Schedule. With respect to each agreement set forth in
Section 7.15 of the Disclosure Schedule or filed as an exhibit to a Fund SEC
Document: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

   7.16 Notes and Accounts Receivable. All notes and accounts receivable of the Fund are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Fund.

   7.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Fund.

   7.18 Insurance. Section 7.18 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Fund has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets): (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; and (iii) the policy number and the period of coverage. With respect to each current insurance policy, to the Knowledge of the General Partners and the Fund: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Fund nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Fund has been covered during the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets) by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period. Section 7.18 of the Disclosure Schedule describes any self-insurance arrangements affecting the Fund.

   7.19 Litigation. Section 7.19 of the Disclosure Schedule sets forth each instance, not already disclosed in the Fund SEC Documents, in which the Fund
(i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to or, to its Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section
7.19 of the Disclosure Schedule or the Fund SEC Documents could result in any Material Adverse Effect on the Fund. None of the General Partners has any reason to believe that any additional such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Fund.

   7.20 Tenants. To the Knowledge of any of the General Partners, no current tenant of a property owned by the Fund presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   7.21 Employees. The Fund does not have and has never had any employees, officers or directors. The Fund is not and has never been a party to or had any liability with respect to any Employee Benefit Plan.

   7.22 Guaranties. The Fund is not a guarantor of and is not otherwise liable for any liability or obligation (including indebtedness) of any other Person.

   7.23 Registration Statement. The information furnished by the Fund for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.24 Environmental Matters. The Fund is currently in compliance with all material environmental laws, ordinances, regulations and orders applicable to its business or properties, and, to the Knowledge of the General Partners, the tenants' present uses of the Fund's properties, whether leased or owned, do not materially violate any such laws, ordinances, regulations or orders. The Fund is not subject to any Liability or claim in connection with any environmental law or any use, treatment, storage or disposal of any hazardous substance or material or pollutant or any spill, leakage, discharge or release of any hazardous substance or material or pollutant as a result of having owned or operated any business prior to the Effective Time, which if a violation existed would have a Material Adverse Effect on the Fund.

   7.25 Vote Required. The affirmative vote of at least a majority of the outstanding Fund Interests is the only vote of any security holder in the Fund (under applicable law or otherwise) required to approve the Merger, this Agreement and the other transactions contemplated hereby.

   7.26 Disclosure. The representations and warranties contained in this
Article VII do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VII not misleading.

                                  ARTICLE VIII
                             Pre-Closing Covenants

   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

   8.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article X below).

   8.2 Notices and Consents. The General Partners shall give any notices to third parties and obtain any third party consents referred to in Sections 5.1, 5.2, 7.3 and 7.4 above and the related sections of the Disclosure Schedule. APF, the OP General Partner and the Operating Partnership shall give any notices to third parties and obtain any third party consents referred to in Sections 6.4 and 6.5 above. Each of the Parties shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 5.1, 6.4 and
7.3 above.

   8.3 Maintenance of Business; Prohibited Acts. During the period from the date of this Agreement to the Effective Time, the General Partners will not, and will not cause the Fund to, take any action that adversely affects the ability of the Fund (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organizations, and (iii) to preserve its relationships with its tenants; and the General Partners will not allow the Fund to, without the OP General Partner's prior written consent, which consent shall not be unreasonably withheld:

   (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrance of (i) any additional ownership interests (including the Fund Interests), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its ownership interests or any other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or (ii) any other securities in respect of, in lieu of or in substitution for the Fund Interests outstanding on the date hereof;

   (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Fund Interests);

   (c) split, combine, subdivide or reclassify any of its ownership interests or otherwise make any payments to the Partners; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution in respect of its ownership interests at such times and in such manner and amount as may be consistent with the Fund's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from December 31, 1998 through the Effective Time, to the extent not otherwise paid or distributed to the Partners), or (ii) any distribution of property necessary for the representation and warranty set forth in Section
7.11 to be true and correct;

   (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

   (e) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation outside the Ordinary Course of Business;

   (f) other than as may be necessary to consummate the Merger, adopt any amendments to its certificate of limited partnership or limited partnership agreement;

   (g) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, outside the Ordinary Course of Business;

   (h) engage in the conduct of any business the nature of which is materially different from the business in which the Fund is currently engaged;

   (i) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Fund;

   (j) forgive any indebtedness owed to the Fund or convert or contribute by way of capital contribution any such indebtedness owed;

   (k) authorize or enter into any agreement providing for management services to be provided by the Fund to any third party or an increase in management fees paid by any third party under existing management agreements;

   (l) mortgage, pledge, encumber, sell, lease or transfer any material assets of the Fund except as contemplated by this Agreement;

   (m) authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

   (n) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.

   8.4 Full Access. The General Partners shall permit representatives of APF and the OP General Partner to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Fund to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Fund. APF, the OP General Partner and the Operating Partnership shall permit representatives of the General Partners and the Fund to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of APF and the Operating Partnership to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to APF, the OP General Partner and the Operating Partnership. The Parties agree that any information obtained in connection with the exercise of their rights pursuant to this Section 8.4 shall be Confidential Information for purposes of this Agreement.

   8.5 Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Articles V, VI or VII above, as applicable. No disclosure by any Party pursuant to this Section 8.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

   8.6 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of APF, the Operating Partnership, the General Partners and the Fund shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of APF after the Effective Time as a real estate investment trust as defined within Section 856 of the Code.

   8.7 Fund Partner Approval. The General Partners hereby agree to vote the Fund Interests owned by them in favor of this Agreement and the transactions contemplated hereby and agree, subject to the satisfaction of their fiduciary duties as general partners under Florida law, as reasonably determined by the General Partners, to recommend that the limited Partners of the Fund vote their Fund Interests in favor of this Agreement and the transactions contemplated hereby.

   8.8 Delivery of Certain Financial Statements.

   (a) In addition to disclosure in Fund SEC Documents required to be filed by the Fund, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, the Fund shall provide to APF and the OP General Partner with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by the Fund and each of the General Partners that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of the Fund as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   (b) In addition to disclosure in APF SEC Documents required to be filed by APF, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, APF shall provide to the Fund and the General Partners with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by APF that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of APF as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   8.9 State Takeover Statutes. APF, the APF Board of Directors, the Operating Partnership, the Fund and the General Partners shall (i) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation, including without limitation, the control share acquisition provisions of Section 3-701 et seq. of the Maryland GCL and the business combination provisions of Section 3-601 et seq of the Maryland GCL (each, a "Takeover Statute"), is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and
(ii) if any Takeover Statute becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

   8.10 Exclusivity. None of the General Partners shall solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Fund (including any acquisition structured as a merger, consolidation, or share exchange). The General Partners shall notify APF and the Operating Partnership immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

   8.11 Listing. APF shall effect, at or before the issuance of any APF Common Shares issued as Share Consideration pursuant to Article IV, authorization for listing or quotation of such APF Common Shares on the NYSE, subject to official notice of issuance.

   8.12 Maintenance of APF's Business. During the period from the date of this Agreement to the Effective Time, APF will not take any action that adversely affects the ability of APF (i) to pursue its business in the ordinary course,
(ii) to seek to preserve intact its current business organizations (iii) to preserve its relationships with its tenants and (iv) will not take any action to affect it status as a REIT for federal income tax purposes.

   8.13 Registration of Share Consideration. APF shall cause the Registration Statement to become effective prior to the Closing Date.

   8.14 Delivery and Approval of Disclosure Schedule and Schedule 1. Within fifteen (15) business days after the date of this Agreement the General Partners shall deliver to APF the Disclosure Schedule and APF shall deliver to the General Partners Schedule 1. Within fifteen (15) business days after APF receives the Disclosure Schedule it shall give the General Partners notice either that the disclosures in the Disclosure Schedule are, as to substance, satisfactory to APF, in its sole and absolute discretion, or that they are not satisfactory and that APF terminate this Merger Agreement pursuant to Section
11.2. Likewise, within fifteen (15) business days after the General Partners receive Schedule 1, the General Partners shall give APF notice either that the disclosures in Schedule 1 are, as to substance, satisfactory to them, in their sole and absolute discretion, or that they are not satisfactory and that such General Partners terminate the Agreement pursuant to Section 11.2. In the case of both APF and the General Partners, the failure of either to give the notice specified above within the applicable fifteen (15) business day period shall constitute approval of the Disclosure Schedule or Schedule 1, as applicable.

   8.15 Certain Acquisitions. APF or its Subsidiaries shall acquire CNL Fund Advisors, Inc., CNL Financial Corp. and CNL Financial Services, Inc. (collective, the "CNL Restaurant Services Group") substantially in accordance with the terms and conditions set forth in their respective merger agreements dated on or about the date hereof or such other terms that are mutually agreed to by the parties.

                                   ARTICLE IX

                             Post-Closing Covenants

   The Parties agree as follows with respect to the period following the
Closing:

   9.1 General. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XII below). The General Partners acknowledge and agree that from and after the Closing, the Surviving Partnership will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Fund.

   9.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Fund, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Article XII below).

   9.3 Transition. The General Partners will not take any action that is designed or intended to have the effect of discouraging any tenant, lessor, licensor, customer, supplier, or other business associate of the Fund from maintaining the same business relationships with the Surviving Partnership after the Closing as it maintained with the Fund prior to the Closing.

   9.4 Confidentiality.

   (a) The General Partners and the Fund will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to APF or the OP General Partner, as applicable, or destroy, at the request and option of APF or the OP General Partner, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the General Partners or the Fund is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such General Partner or the Fund, as applicable, will notify APF or the OP General Partner, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such General Partner or the Fund is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such General Partner or the Fund, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that such General Partner or the Fund, as applicable, shall use its best efforts to obtain, at the request of APF or the OP General Partner, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as APF or the OP General Partner, as applicable, shall designate.

   (b) APF, the OP General Partner and the Operating Partnership will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and, if the Closing does not occur, deliver promptly to the Fund General Partners, as applicable, or destroy, at the request and option of the Fund or the General Partners, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. Prior to the Closing and if the Closing does not occur, in the event that any of APF, the OP General Partner or the Operating Partnership is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, APF, the OP General Partner or the Operating Partnership, as applicable, will notify the Fund or the General Partners, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this
Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, APF, the OP General Partner or the Operating Partnership is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then APF, the OP General Partner or the Operating Partnership, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that APF, the OP General Partner or the Operating Partnership, as applicable, shall use its best efforts to obtain, at the request of the Fund or the General Partners, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Fund or the General Partners, as applicable, shall designate.

   9.5 Covenant Not to Compete. Unless employed by the Surviving Partnership or APF after the Closing, for a period of three years from and after the Closing Date, none of the General Partners will engage directly or indirectly in any business serving the restaurant industry that the Surviving Partnership or APF conducts as of the Closing Date, except existing restaurant businesses and properties currently owned or advised by affiliates of CNL Group, Inc., including CNL Advisory Services, Inc. In addition, and not in lieu of the foregoing, for a period of three years from and after the Closing Date, James
M. Seneff, Jr. hereby covenants and agrees not to engage or participate, directly or indirectly, as principal, agent, executive, employee, employer, consultant, stockholder, partner or in any other individual capacity whatsoever, in the conduct or management of, or own any stock or any other equity investment in or debt of, any business that relates to the ownership, acquisition or development of "restaurant operations"; provided, however, for the purposes of this Agreement, "restaurant operations" shall not include the ownership, acquisition or development of hotel and health care properties that contain restaurant operations and those entities set forth on Schedule 9.5, and provided further, the noncompetition covenant shall not operate to preclude Mr. Seneff's ownership of APF Common Shares and of up to 5% of the equity securities of companies whose common stock is publicly traded that are engaged in owning, operating, franchising or making are engaged in owning, operating, franchising or making loans to restaurants and restaurant companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

   9.6 Tax Matters.

   (a) If there is an adjustment to any item reported on a pre-closing Tax Return that results in an increase in the Taxes payable by the Fund or any of the General Partners, and such adjustment results in a corresponding adjustment to items reported on a post-closing Tax Return with the result that the Taxes payable either by APF, any of its Subsidiaries, or by any consolidated group of companies of which APF or any Subsidiary are then members are reduced, or a refund of Taxes is increased, then any APF Indemnity Claim that the General Partners or Fund owes APF or the Operating Partnership pursuant to Article XII below shall be reduced by the amount by which such Taxes are reduced or such refunds are increased.

   (b) Any refund or credit of Taxes (including any statutory interest thereon) received by APF or any of its Subsidiaries attributable to periods ending on or prior to or including the Closing Date that were paid by the Fund pursuant to this Agreement shall reduce any APF Indemnity Claim that the General Partners or the Fund owes APF pursuant to Article XII below by an amount equal to the amount of such refund or credit.

   (c) In the event that APF or any of its Subsidiaries receives notice, whether orally or in writing, of any pending or threatened federal, state, local or foreign tax examinations, claims settlements, proposed adjustments or related matters with respect to Taxes that could affect the Fund or the General Partners, or if the Fund or any of the General Partners receives notice of such matters that could affect APF or any of its Subsidiaries, the party receiving such notice shall notify in writing the potentially affected party within ten
(10) days thereof. The failure of either party to give the notice required by this Section shall not impair such party's rights under this Agreement except to the extent that the other party demonstrates that it has been damaged thereby.

   (d) The General Partners shall have the responsibility for, and shall be entitled, at their expense, to contest, control, compromise, reasonably settle or appeal all proceedings with respect to pre-closing Taxes.

                                   ARTICLE X

                       Conditions to Obligation to Close

   10.1 Conditions to Each Party's Obligation. The respective obligations of APF, the OP General Partner, the Operating Partnership, the Fund and the General Partners to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived upon the written consent of APF and the General Partners:

   (a) Governmental Approvals and Consents. The Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Sections 5.1, 6.4, and 7.3 above.

   (b) No Injunction or Proceedings. There shall not be any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, in the reasonable judgment of APF or the General Partners, (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

   (c) No Suspension of Trading, Etc. At the Effective Time, there shall be no declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war or other international, armed hostility or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of APF, would have a Material Adverse Effect on the Fund or, in the sole judgment of any of the General Partners, would have a Material Adverse Effect on APF.

   (d) Shareholder/Partner Approvals. The stockholders of APF shall have approved APF's Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A, and the Partners of the Fund shall have approved the Merger Proposal, amendments to the partnership agreement, if any.

   (e) Registration of Share Consideration. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

   10.2 Conditions to Obligation of APF, the OP General Partner and the Operating Partnership. The obligations of APF, the OP General Partner and the Operating Partnership to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) the General Partners and the Fund shall have delivered to APF and the OP General Partner a certificate to the effect that:

     (i) the representations and warranties set forth in Article V and
  Article VII above are true and correct in all material respects at and as of the Closing Date;

     (ii) the General Partners and the Fund have performed and complied with all of their covenants hereunder in all material respects at and as of the Closing Date;

     (iii) the General Partners and the Fund have procured all of the material third-party consents specified in, respectively, Section 5.2 and
  Section 7.4 above and the related sections of the Disclosure Schedule; and

     (iv) no action, suit, or proceeding is pending or, to their Knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
  (C) affect adversely the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

Notwithstanding the foregoing, APF's obligation to close as a result of a breach of the representations and warranties contained in Section 7.24 shall be governed solely by Section 10.2(e) below.

   (b) since December 31, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of the Fund, such determination to be made in the reasonable discretion of APF;

   (c) APF and the Operating Partnership shall have received an opinion dated as of the Closing Date from Baker and Hostetler LLP, counsel to the General Partners and the Fund, taken as a whole, in form and substance reasonably satisfactory to APF and the Operating Partnership;

   (d) APF shall have received the Disclosure Schedule and approved it in accordance with Section 8.14;

   (e) There shall not exist an unlawful environmental condition on one or more properties owned by the Fund, which in the opinion of a mutually acceptable environmental engineer or consultant, would require APF to expend in excess of $3,733,901 in order to remediate such unlawful environmental condition and cause the subject property or properties to comply with applicable environmental laws, ordinances, regulations or orders; and

   (f) If each of the CNL Income Funds approves its respective Proposed Acquisition, Merrill Lynch & Co. shall not have withdrawn its Fairness Opinion issued in connection with the Merger. If a Proposed Acquisition is not approved by the applicable CNL Income Fund, then the Special Committee of the Board of Directors of APF shall have received a fairness opinion addressed to APF and its stockholders from Merrill Lynch & Co. as to the fairness of the Proposed Acquisitions that were approved by the respective CNL Income Fund, including the consideration to be paid in connection therewith, to APF and its stockholders from a financial point of view.

   APF, the OP General Partner and the Operating Partnership may waive any condition specified in this Section 10.2 if they execute a writing so stating at or prior to the Closing.

   10.3 Conditions to Obligation of the General Partners and the Fund. The obligations of the General Partners and the Fund to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) APF, the OP General Partner and the Operating Partnership shall have delivered to the General Partners and the Fund a certificate to the effect that:

     (i) the representations and warranties set forth in Article VI above are true and correct in all material respects at and as of the Closing Date;

     (ii) APF, the OP General Partner and the Operating Partnership have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

     (iii) no action, suit, or proceeding is pending or, to their knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

   (b) APF shall have delivered to the Fund for distribution to the Partners the Share Consideration pursuant to Section 4.2 and, as applicable, the cash and Notes pursuant to Section 4.4;

   (c) since September 30, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of APF;

   (d) APF shall have acquired the CNL Restaurant Services Group;

   (e) the General Partners shall have received Schedule 1 and approved it in accordance with Section 8.14;

   (f) the APF Common Shares shall have been approved for listing on the NYSE subject to official notice of issuance;

   (g) the General Partners shall have received an opinion dated as of the Closing Date from Shaw Pittman Potts & Trowbridge, counsel to APF and the Operating Partnership, in form and substance reasonably satisfactory to the General Partners; and

   (h) Legg Mason Wood Walker Incorporated shall not have withdrawn the Fund Fairness Opinion.

   The General Partners and the Fund may waive any condition specified in this
Section 10.3 if they execute a writing so stating at or prior to the Closing.

                                  ARTICLE XI

                                  Termination

   11.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the General Partners, the limited partners of the Fund, the OP General Partner or the stockholders of APF, respectively, either by the mutual written consent of APF, the OP General Partner and the General Partners or by mutual action of the General Partners and the Boards of Directors of each of the corporate General Partner and the OP General Partner and the Special Committee.

   11.2 Termination by Individual Parties. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee and the Board of Directors of the OP General Partner in the event of a failure of a condition to the obligations of APF and the Operating Partnership set forth in
Section 10.2 of this Agreement; (b) by the General Partners in the event of a failure of a condition to the obligations of General Partners or the Fund set forth in Section 10.3 of this Agreement; (c) any Party if the Merger shall not have occurred by December 31, 1999 or (d) if a United States federal or state court of competent jurisdiction or United States federal or state governmental agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, in the case of a termination pursuant to clause (a) or (b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

   11.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article XI, no Party hereto (or any of its directors or officers) shall have any liability or further obligation to any other Party to this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement or the obligations set forth in Sections 9.4 and 13.11.

                                  ARTICLE XII

                                Indemnification

   12.1 Indemnity Obligations of the General Partners and the Fund. Subject to Sections 12.5 and 12.6 hereof, each of the General Partners severally, in accordance with its percentage interest in the Share Consideration and limited in amount to the value of the APF Common Shares received by it, based upon the average per share closing price of the APF Common Shares for the first twenty trading days after the APF Common Shares are listed on NYSE (the "20 Day Average Price"), agree to indemnify and hold APF, the OP General Partner and the Surviving Partnership harmless from, and to reimburse APF, the OP General Partner and the Surviving Partnership for, any APF Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "APF Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, cost, or expense of any nature whatsoever resulting from (i) any breach of any representation and warranty of any of the General Partners or the Fund which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements, or undertakings of any of the General Partners or the Fund which are contained in or made pursuant to this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 12.1.

   12.2 Indemnity Obligations of APF, the OP General Partner and the Operating Partnership. Subject to Sections 12.5 and 12.6 hereof, APF, the OP General Partner and the Operating Partnership (including in its capacity as the Surviving Partnership) hereby jointly and severally agree to indemnify and hold each of the General Partners and the Fund harmless from, and to reimburse each of the General Partners and the Fund for, any Fund Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "Fund Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, cost, or expense of any nature whatsoever incurred by any of the General Partners or the Fund resulting from
(i) any breach of any representation and warranty of APF, the OP General Partner or the Operating Partnership which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements, or undertakings of APF, the OP General Partner and the Operating Partnership which are contained in or made pursuant to the terms and conditions of this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this
Section 12.2.

   12.3 Appointment of Representative. James M. Seneff, Jr. is hereby appointed as the exclusive agent of the General Partners and the Fund to act on their behalf with respect to any and all Fund Indemnity Claims and any and all APF Indemnity Claims arising under this Agreement or such other representative as may be hereafter appointed by the General Partners. Such agent is herein referred to as the "Representative." The Representative shall take, and the General Partners agree that the Representative shall take, any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the General Partners and the Fund, as fully as if such parties were acting on their own behalf, including, without limitation, asserting Fund Indemnity Claims against APF, the OP General Partner and the Operating Partnership, defending all APF Indemnity Claims, consenting to, compromising, or settling all Fund Indemnity Claims and APF Indemnity Claims, conducting negotiations with APF, the OP General Partner and the Operating Partnership and their representatives regarding such claims, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants, or other representatives in connection with the foregoing matters. APF, the OP General Partner and the Operating Partnership shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the General Partners and the Fund. The Representative, acting pursuant to this Section 12.3, shall not be liable to any of the General Partners or the Fund for any act or omission, except in connection with any act or omission that was the result of the Representative's bad faith or gross negligence.

   12.4 Notification of Claims. Subject to the provisions of Section 12.5, in the event of the occurrence of an event which any Party asserts constitutes an APF Indemnity Claim or a Fund Indemnity Claim, as applicable, such Party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim and which is in the possession of the indemnified party. If such event involves the claim of any third party (a "Third-Party Claim"), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment, or compromise of any such Third-Party Claim, and to employ counsel to assist such indemnifying party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third-Party Claim, to join in the defense, settlement, adjustment, or compromise of the same. An indemnified party's failure to give timely notice or to furnish the indemnifying party with any relevant data and documents in connection with any Third-Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such Party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party. Any indemnifying party may elect, at such Party's sole expense, to assume control of the defense, settlement, adjustment, or compromise of any Third-Party Claim, with counsel reasonably acceptable to the indemnified parties, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all indemnified parties before entering into any settlement, adjustment, or compromise of such claims, or ceasing to defend against such claims, unless such settlement is a cash settlement and contains an unconditional release of the indemnified party from all existing and future claims with respect to the matter being contested. In connection with any Third-Party Claim, the indemnified party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third-Party Claim.

   12.5 Survival. All representations and warranties, and, except as otherwise provided in this Agreement, all covenants and agreements of the parties contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive until eighteen months from the Closing Date; provided, however, the representations and warranties contained in Sections 6.2, 6.3 and 7.11 shall survive until the expiration of the applicable statute of limitations with respect to the matters covered thereby. No claim shall be made after the applicable survival period.

   12.6 Limitations. Notwithstanding the foregoing, any claim by an indemnified party against any indemnifying party under this Agreement shall be payable by the indemnifying party only in the event, and to the extent, that the accumulated amount of the claims in respect of such indemnifying party's obligations to indemnify under this Agreement shall and the other claims described in Article XIII exceed in the aggregate the dollar amount specified in Article XIII. As to APF Indemnity Claims, the liability of each General Partner shall be limited as provided in Article XIII.

   12.7 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, no Party hereto is making any representation, warranty, covenant, or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, or agreement contained herein or in any certificate or other document delivered pursuant hereto relating to the Merger shall give rise to any right on the part of any Party hereto, after the consummation of the Merger, to rescind this Agreement or the transactions contemplated by this Agreement. Following the consummation of the Merger, the rights of the Parties under the provisions of this Article XII shall be the sole and exclusive remedy available to the Parties with respect to claims, assertions, events, or proceedings arising out of or relating to the Merger.

                                  ARTICLE XIII

                            Limitation of Liability

   13.1 Threshold. Notwithstanding anything to the contrary stated in this Agreement, in no event (i) shall the General Partners or any of them have any liability to APF and/or the OP General Partner and the Surviving Partnership on account of any APF Indemnity Claim or for any claim for breach of warranty or for misrepresentation, or any other claim whatsoever arising under this Agreement or in connection with the transaction contemplated herein (individually a "Claim" and collectively, "Claims") or for any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever directly resulting from Claims (collectively, "Losses") unless, until and only to the extent that the accumulated amount of all Losses exceeds the amount of $373,390 in the aggregate (the "Threshold") nor (ii) shall the individual or aggregate liability of the General Partners on account of Claims and Losses exceed the value of APF Common Shares actually issued to the General Partners in the Merger valued at the 20 Day Average Price. To the extent that any Claim is asserted against more than one General Partner, each General Partner shall be liable only for such General Partner's proportionate share of the Claim based on the percentage that the APF Common Shares received by such General Partner in the Merger is of the total APF Commons Shares comprising the Share Consideration. Any Claim against a General Partner, including an APF Indemnity Claim, may be satisfied by such General Partner, in its sole discretion, by surrendering to the claimant(s) APF Common Shares at a value equal to the closing price per share of such shares on the NYSE on the last trading day preceding the date such APF Common Shares are surrendered.

   13.2 Special Indemnification. APF agrees to indemnify, defend and hold harmless the General Partners against any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever, including reasonable attorneys' fees, arising after the Effective Time that would have arisen in their capacity as General Partners of the Fund had the Merger not been consummated and that are the result of APF's alleged actions or inactions. The Threshold described in Section 13.1 above shall not apply to APF obligations to indemnify the General Partners pursuant to this
Section 13.2.

                                  ARTICLE XIV

                                 Miscellaneous

   14.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of APF and the General Partners; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

   14.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

   14.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

   14.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of APF and the General Partners.

   14.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   14.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   14.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given, as of the date two business days after mailing, if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to the Fund or the General Partners:

     c/o James M. Seneff, Jr.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 423-2894

  With copy to:

     Baker & Hostetler LLP
     Sun Trust Center, Suite 2300
     200 South Orange Avenue
     Orlando, Florida 32801
     Attn: Kenneth C. Wright, Esq.
     Telecopy: (407) 841-0168

  If to APF or the Operating Partnership:

     Curtis B. McWilliams
     Executive Vice President
     CNL American Properties, Inc.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 650-1000

  With copy to:

     Shaw Pittman Potts & Trowbridge
     2300 N Street, N.W.
     Washington, D.C. 20037
     Attn: John M. McDonald, Esq.
     Telecopy: (202) 663-8007

   Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

   14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   14.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by APF, the OP General Partner and the General Partners. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   14.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   14.11 Expenses. If the Closing occurs, APF will bear all costs and expenses of the Parties incurred in connection with this Agreement and the transactions contemplated hereby to the extent not already paid by the Fund or the General Partners. If the Closing does not occur, APF, the OP General Partner and the Operating Partnership will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and the General Partners and the Fund will divide their costs and expenses (including legal fees and expenses) as follows:
(i) the Fund shall bear that percentage of the costs and expenses equal to the percentage obtained by dividing the number of Fund votes in favor of the Merger by the sum of the total number of votes cast and the total number of abstentions and (ii) the General Partners shall bear the remainder of the costs and expenses.

   14.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

   14.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

   14.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 13.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

   14.15 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in and for Orange County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL INCOME FUND XV, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne
                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.
                                          James M. Seneff, Jr., as General
                                           Partner

                                                                      Appendix C

                            CERTIFICATE OF AMENDMENT
                                       TO
                       CERTIFICATE OF LIMITED PARTNERSHIP
                                       OF

                            CNL Income Fund XV, Ltd

--------------------------------------------------------------------------------
          (Insert name currently on file with Florida Dept. of State)

   Pursuant to the provisions of section 620,109, Florida Statutes, this Florida limited partnership, whose certificate was filed with the Florida Department of State on September 2, 1993, adopts the following certificate of amendment to its certificate of limited partnership:

  FIRST: Amendment(s): (indicate article number(s) being amended, added, or deleted)

   Article XX, Section 21.5 is deleted in its entirety, and all cross references to such section are deleted in their entirety.

  SECOND: This certificate of amendment shall be effective at the time of its filing with the Florida Department of State.

  THIRD: Signature(s)
  Signature of current general partner(s):

                                          _____________________________________
                                                   James M. Seneff, Jr.

                                          _____________________________________
                                                     Robert A. Bourne

                                          CNL Realty Corporation


                                          By:
                                            ___________________________________
                                            Name:

   Signature(s) of new general partner(s), if applicable: N/A

                                                                      Appendix D

                               [FORM OF OPINION]

                                       , 1999

James M. Seneff, Jr.
Robert A. Bourne
400 East South Street
Orlando, Florida 32801

Gentlemen:

   We have acted as counsel to CNL Income Fund XV, Ltd., a Florida limited partnership (the "Partnership") of which you are the general partners (the
                  -----------
"General Partners"), in connection with the proposed amendment (the "Proposed
 ----------------                                                    --------
Amendment") to the Amended and Restated Agreement of Limited Partnership of CNL
---------
Income Fund XV, Ltd. (the "Partnership Agreement"). The Partnership Agreement
                           ---------------------
requires that in connection with any proposed amendment to the Partnership Agreement (other than ministerial amendments and those amendments dealing with the transfer of a limited partner's partnership interest or the admission of substituted or additional limited partners), the General Partners must obtain an opinion of counsel concerning whether such proposed amendment would result in changing the Partnership to a general partnership. The Proposed Amendment would delete the provision in the Partnership Agreement that prohibits the Partnership from participating in any transaction involving (i) the acquisition, merger, conversion, or consolidation, either directly or indirectly, of the Partnership, and (ii) the issuance of securities of any other partnership, real estate investment trust, corporation trust or other entity that would be created or would survive after the successful completion of such transaction.

   This opinion is furnished pursuant to the Partnership Agreement. In rendering our opinion, we have examined and relied on the Partnership Agreement, the Proposed Amendment, and the Certificate of Limited Partnership of the Partnership. We have, in addition, made such other inquiries of fact and examinations of law as we have deemed necessary for purposes of rendering this opinion.

   We are members of the Bar of the State of Florida and do not hold ourselves out as being conversant with the laws of any jurisdiction other than those of the State of Florida and are expressing no opinion as to the laws of any jurisdiction other than those of the State of Florida and our opinion is so limited.

   In rendering the opinion set forth below, we have assumed: the genuineness of all signatures on records, certificates, instruments, agreements and other documents submitted to us for examination; the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, photostatic, facsimile, reproduced, or conformed copies and the authenticity of the originals of such latter documents; the accuracy and completeness of all factual representations made in the above-referenced documents; and the legal capacity of all natural persons.

   Based upon the foregoing and subject to the limitations and qualifications hereinafter set forth, we are of the opinion that the Proposed Amendment to the Partnership Agreement would not result in changing the Partnership to a general partnership.

   This opinion letter is based upon and limited to laws of the State of Florida as in effect on the date of this letter and to our current knowledge of facts in existence as of the date of this letter and material to the opinions expressed in this letter. This opinion letter is rendered as of the date hereof, and does not purport to analyze, evaluate or consider the legal effect of any event, legal or factual, occurring after such date that may alter the validity, effect or contents of this opinion, and we assume no obligation to update the opinion set forth herein.

This opinion letter is limited to the matters expressly set forth in this letter, and no other statement or opinions should be inferred beyond the matters expressly stated.

   Except as agreed by us in writing, our opinion is solely for the benefit of the addressees shown on the first page hereof and the limited partners of the Partnership and may be relied upon by such parties solely for the purposes for which it is being furnished. Without our prior written consent, this opinion letter may not be used, circulated, quoted or otherwise referred to for any purpose except as stated herein.

                                          Very truly yours,

                                          Baker & Hostetler LLP

                       CNL AMERICAN PROPERTIES FUND, INC.
                          SUPPLEMENT DATED     , 1999
                                       TO
                   PROSPECTUS/CONSENT SOLICITATION STATEMENT
                             DATED           , 1999
                         FOR CNL INCOME FUND XVI, LTD.

   This Supplement is being furnished to you, as a Limited Partner of CNL Income Fund XVI, Ltd., which we refer to as the Income Fund, for the purpose of enabling you to evaluate the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., a Maryland corporation, which is a real estate investment trust. This Supplement is designed to summarize only the risks, effects, fairness and other considerations of the proposed acquisition that are unique to you and the other Limited Partners of your Income Fund. This Supplement does not purport to provide an overall summary of the proposed acquisition and should be read in conjunction with the accompanying Prospectus/Consent Solicitation Statement, which includes detailed discussions regarding APF and the other Income Funds being acquired by APF. Accordingly, the discussions in this Supplement are qualified by the more expanded treatment of these matters appearing in the Prospectus/Consent Solicitation Statement. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" when used herein refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of your Income Fund. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., a wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership.

                                    OVERVIEW

   Pursuant to the Prospectus/Consent Solicitation Statement and this Supplement, you are being asked to approve the Acquisition of your Income Fund by APF. Your Income Fund is one of 18 limited partnerships (which we refer to collectively as the Funds) that APF is seeking to acquire. Supplements have also been prepared for each of the other Funds, copies of which may be obtained without charge to each Limited Partner or his representative upon written request to D.F. King & Co., 77 Water Street, New York, New York 10005.

What is APF?

   APF is a full-service estate investment trust (or a REIT), formed in 1994, whose primary business, like that of the Funds, is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. As a full-service REIT, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains, from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time of the consummation of the Acquisition and will be one of the largest triple-net lease REITs in the United States.

How many shares of common stock (or APF Shares) will I receive if my Income Fund is acquired by APF?

   Your Income Fund will receive 4,320,947 APF Shares. You will receive your pro rata portion of such shares in accordance with the terms of your Income Fund's partnership agreement. APF has assigned a value, which we refer to as the Exchange Value, of $10.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing. It is possible that the APF Shares will trade at prices substantially below the Exchange Value. APF has, however, recently sold approximately 75 million APF Shares through three public offerings at offering prices per APF share equal to the Exchange Value. At December 31, 1998, of the approximately $750 million raised by APF, APF has used approximately $550 million to acquire restaurant properties and to make mortgage loans and had approximately $120 million in uninvested proceeds which it expects to invest during the first quarter of 1999. The remaining proceeds were used to pay fees and other offering expenses.

What is the required vote necessary to approve the Acquisition?

   Pursuant to the terms of your Income Fund's partnership agreement, APF's acquisition of your Income Fund may not be consummated without the approval of greater than 50% of the outstanding limited partnership Units. Such an approval by your Income Fund's limited partners will be binding on you even if you vote against the Acquisition.

Did you receive a fairness opinion in connection with APF's acquisition of my Fund?

   Yes. Legg Mason Wood Walker, Incorporated rendered an opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds.

Do you, as the general partners of my Income Fund, recommend that I vote in favor of the proposed Acquisition?

   Yes. We unanimously recommend that you vote "For" the proposed Acquisition. We believe that the Acquisition is the best means to maximize the value of your investment in your Fund as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

How do I vote?

   Just indicate on the enclosed consent form how you want to vote, and sign and mail it in the enclosed postage-paid return envelope as soon as possible, so that at the Special Meeting of Limited Partners, your Units may be voted "For" or "Against" APF's acquisition of your Income Fund. If you sign and send in your consent form and do not indicate how you want to vote, your consent form will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?

   Yes, subject to certain limitations. If you vote "Against" the Acquisition, but your Income Fund is nevertheless acquired by APF, you may elect to receive a payment (which we call the Cash/Notes Option) that is 10% in cash and 90% in
  % Callable Notes due        , 2006 (or Notes) based on the liquidation value
of your Income Fund, as determined by Valuation Associates, the appraisal firm that we engaged in connection with the Acquisition. Such liquidation value will be lower than the aggregate Exchange Value of the APF Shares offered to your Income Fund in the Acquisition. The Notes will bear interest at a rate equal to
  %, which was determined based on 120% of the applicable federal rate as of
       , 1999. Please note that you may only receive the Cash/Notes Option if you have voted "Against" the Acquisition and you elect to receive the Cash/Notes Option on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you voted "For" the Acquisition, or you voted "Against" the Acquisition and did not affirmatively select the Cash/Notes Option. The Notes will not be listed on any exchange or automated quotation system, and a market for the Notes will not likely develop.

What are the tax consequences of the Acquisition to me?

   The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners in your Income Fund are tax-deferred or tax-exempt entities (for example, pension plans, 401(k) plans or IRAs), if you are a person subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will be based on the difference between the value of the APF Shares or the tax basis of your Units. If you elect the Cash/Notes Option, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares and cash received by your Income Fund over the tax basis of your Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain real property gain.

  We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

   We have estimated, based on the Exchange Value, that the taxable gain per average original $10,000 investment in your Income Fund will be $124. To review the tax consequences to the Limited Partners of the Funds in greater detail,
see pages    through    of the Prospectus/Consent Solicitation Statement and
"Federal Income Tax Considerations" in this Supplement.

                                  RISK FACTORS

   As a result of APF's Acquisition of your Income Fund, you will assume the risks associated with the assets of APF and the other Funds acquired by APF. Although the majority of APF's assets and the assets of the other Funds acquired by APF are substantially similar to those of your Income Fund, the restaurant properties owned by APF and the other Funds acquired by APF may be differently constructed, located in a different geographic area or of a different restaurant chain than the restaurant properties owned by your Income Fund. Because the market for real estate may vary from one region of the country to another, the change in geographic diversity may expose you to different and greater risks than those to which you are presently exposed. For geographic information regarding APF's and the Funds' restaurant properties, see "APF's Business and The Restaurant Properties--Business Objectives and Strategies" and "--The Restaurant Properties--General" and "Business of the Funds--Description of Restaurant Properties" in the Prospectus/Consent Solicitation Statement.

   The following is a description of the most significant potential disadvantages, adverse consequences and risks of the Acquisition that are applicable to your Income Fund. This description is qualified in its entirety by the more detailed discussion in the section entitled "Risk Factors" contained in the Prospectus/Consent Solicitation Statement.

 Investment Risks

 .  Uncertainty Regarding the Exchange Value and Trading Price of APF Shares
   Following Listing. Your Income Fund will be receiving 4,320,947 APF Shares if your Income Fund approves the Acquisition. There has been no prior market for the APF Shares, and it is possible that the APF Shares will trade at prices substantially below the Exchange Value or the historical book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Funds who become APF stockholders as a result of the Acquisition, will have transformed their investment in non- tradable Units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares is relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at amounts substantially less than the Exchange Value as a result of increased selling activity following the issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

 .  Decrease in Distributions. In each of the years ended December 31, 1995,
   1996 and 1997, your Income Fund made $601, $788 and $820, respectively, in distributions per $10,000 investment to you. Based on APF's pro forma financial information, and assuming APF acquires only your Income Fund and that each Limited Partner of your Income receives only APF Shares, you would have received, for the year ended December 31, 1997, $558 in distributions per $10,000 of original investment, which is 32.0% less than the $820 distributed to you as Limited Partner during the same period. The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the year ended December 31, 1997 and for the nine months ended September 30, 1998 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition. See "Cash Distributions to Limited Partners of Your Fund."

 .  Conflicts of Interest in the Acquisition; Substantial Benefits to Related
   Parties. There are certain conflicts of interest inherent in the structure of the Acquisition of your Income Fund. We, James M. Seneff, Jr. and Robert
   A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne, are the three general partners of the Funds. As Board members of APF, Messrs. Seneff and Bourne, have an interest in the completion of the Acquisition that may or may not be aligned with your interests as a Limited Partner of the Income Fund or with their own positions as the general partners of your Income Fund. While we will not receive any APF Shares as a result of APF's Acquisition of your Income Fund, we, as the general partners of your Income Fund, may be required to pay all or a substantial portion of the Acquisition costs allocated to your Income Fund to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition. For additional information regarding the Acquisition costs allocated to your Income Fund, see "Comparison of Alternative Effect on Financial Condition and Results of Operations" contained in this Supplement.

 .  Fundamental Change in Nature of Investment. The Acquisition of your Income
   Fund involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in your Income Fund, which has a fixed portfolio of restaurant properties in which you participate in the profits from the operation of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple net basis, on the date that the Acquisition is consummated (assuming only your Income Fund was acquired as of September 30, 1998), 401 restaurant properties. The risks inherent in investing in an operating company such as APF include APF's ability to invest in new restaurant properties that are not as profitable as APF anticipated, the incurrence of substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and making mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay.

  As an APF stockholder, you will receive the benefits of your investment through (i) dividend distributions on, and (ii) increases in the value of, your APF Shares. In addition, your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale or refinancing of your Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares (or from the combination of cash paid to and payments on any Notes if you elect the Cash/Notes Option). An investment in APF may not outperform your investment in the Income Fund.

 . Original Investment Timeframe. Your Income Fund's partnership agreement provides that unless earlier terminated pursuant to its terms, your Income Fund will be terminated, dissolved, and its assets liquidated on December 31, 2031. At the time of your Income Fund's formation, we contemplated that its investment program would terminate (and its investments would be liquidated) some time between 2002 and 2007. We have no current plans to dispose of your Income Fund's restaurant properties if the Limited Partners do not approve the Acquisition.

 Real Estate/Business Risks

 .  Risk of Default on Mortgage Loans and Market Risks associated with
   Securitizations. APF will be subject to certain risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default.

  In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize (thereby remaining exposed to the related credit and repayment risks on such mortgage loans,) and seek a different source for funding its operations than securitizations.

  APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would typically retain a residual-interest security and may retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default, and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

  APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

 . Risks Associated with Leverage. APF has funded and intends to continue to Fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. At the time of the consummation of the Acquisition, as a general policy, APF's Board of Directors will borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's funds from operations and its ability to make distributions to its stockholders.

 . Acquisition and Development Risks. APF plans to pursue its growth strategy through the acquisition and development of additional restaurant properties. To the extent that APF does pursue this growth strategy, we do not know that it will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

 Tax Risks

 . Failure of APF to Qualify as a REIT for Tax Purposes. If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to the federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

 . Risks Associated with Distribution Requirements. Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to maintain its status as a REIT.

 . Changes in Tax Law. APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans. For a more detailed discussion of the risks associated with the Acquisition, see "Risk Factors" in the Prospectus/Consent Solicitation Statement.

                       CONSIDERATION PAID TO INCOME FUND

   The following table sets forth, for your Income Fund (i) the aggregate amount of original Limited Partner investments in each Fund less any distributions of net sales proceeds paid to the Limited Partners of that Fund,
(ii) the original amount of Limited Partner investments in each Fund less any distributions of net sales proceeds per average $10,000 investment, (iii) the number of APF Shares to be paid to your Income Fund, (iv) the estimated value of the APF Shares paid to your Income Fund, (v) the estimated Acquisition expenses allocated to your Income Fund, (vi) the estimated value, based on the Exchange Value, of APF Shares paid to your Income Fund after deducting Acquisition expenses, and (vii) the estimated value, based on the Exchange Value, of APF Shares you will receive for each $10,000 of your original investment:

                   Original
                   Limited
  Original         Partner
   Limited       Investments
   Partner         Less Any                                                           Estimated Value of
 Investments   Distributions of             Estimated                                   APF Shares per
  Less Any        Net Sales     Number of  Value of APF              Estimated Value   Average $10,000
Distributions    Proceeds per   APF Shares    Shares     Estimated    of APF Shares    Original Limited
of Net Sales   $10,000 Original Offered to  Payable to  Acquisition after Acquisition      Partner
 Proceeds(1)    Investment(1)    Fund(2)     Fund(3)     Expenses      Expenses(3)      Investment(3)
-------------  ---------------- ---------- ------------ ----------- ----------------- ------------------
 $45,000,000       $10,000      4,320,947  $43,209,470   $515,521      $42,693,949          $9,488

--------
(1) Income Fund has had no distributions of net sales proceeds.
(2) The APF Shares payable to each Fund as set forth in this chart will not change if APF acquires fewer than all of the Funds in the Acquisition. This number assumes that none of the Limited Partners of the Fund has elected the Cash/Notes Option.
(3) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

   Upon completion of the Acquisition of your Income Fund, the operations and existence of your Income Fund will cease. For more detailed information, see "The Acquisition" in the Prospectus/Consent Solicitation Statement. If your Income Fund does not approve the Acquisition, we do not contemplate that your Income Fund would be liquidated in the near future. The Acquisition, however, does not result in an all-cash payment to you in the liquidation of your investment. For example, if you are eligible for and choose the Cash/Notes

Option, you become a Noteholder of APF. You will have exchanged your Units for unsecured debt obligations of APF which may not be retired in full until
        , 2006, a date approximately seven years after the date the Acquisition of your Income Fund occurs. On the other hand, if you exchange your Units for APF Shares, you will receive an equity interest in APF whose marketability will depend upon the market that may develop with respect to the APF Shares, which will be listed on the NYSE.

                          EXPENSES OF THE ACQUISITION

   If your Income Fund approves the Acquisition, the portion of the Acquisition expenses attributable to your Income Fund will be paid by your Income Fund, as detailed below. The number of APF Shares paid to your Income Fund would reflect a reduction for your Income Fund's expenses of the Acquisition.

   If the Acquisition of your Income Fund is not approved, we will bear a percentage of all Acquisition expenses equal to the total number of abstentions and "Against" votes cast by the Limited Partners of your Income Fund, divided by the total number of abstentions and votes cast by you and the other Limited Partners of your Income Fund. In such event, your Income Fund will bear the remaining Acquisition expenses.

   The following table sets forth the estimated Acquisition expenses of acquiring your Income Fund:

                         Pre-closing Transaction Costs

     Legal Fees ...................................................... $ 22,833
     Appraisals and Valuation ........................................   9 ,133
     Fairness Opinions ...............................................   41,098
     Registration, Listing and Filing Fees............................      --
     Soliciting Dealer Fee ...........................................   92,632
     Financial Consulting Fees........................................      --
     Environmental Fees ..............................................   57,081
     Accounting and Other Fees .......................................   67,563
                                                                       --------
         Subtotal .................................................... $290,340

                           Closing Transaction Costs

     Transfer Fees and Taxes .........................................   79,993
     Legal Fees ......................................................   68,710
     Recording Costs..................................................      --
     Other ...........................................................   76,478
                                                                       --------
         Subtotal ....................................................  225,181
                                                                       --------
     Total ........................................................... $515,521
                                                                       ========

                                 REQUIRED VOTE

Limited Partner Approval Required by the Partnership Agreement

   Article 12 of your Income Fund's partnership agreement provides that the vote of Limited Partners representing greater than 50% of the outstanding Units is required to approve a "Liquidating Sale," which is defined by the partnership agreement to include a transaction or series of transactions resulting in the transfer of 80% or more in value of Income Fund's restaurant properties acquired within two years of the initial date of the prospectus (September 1994). Because the Acquisition of your Income Fund is a Liquidating Sale within the meaning of the partnership agreement, it may not be consummated without the approval of Limited Partners representing greater than 50% of the outstanding Units.

Required Amendment to the Partnership Agreement

   Your Income Fund's partnership agreement includes one provision that may prevent the successful completion of APF's Acquisition of your Income Fund. This provision must be amended in order to successfully complete the Acquisition. Therefore, if you vote "For" the Acquisition, you will also be asked to vote in favor of this amendment. The proposed amendment is summarized below:

  . Amendment to Roll-Up Prohibition. Article 21 of the partnership agreement currently provides that your Income Fund may not participate in any transaction involving (i) the acquisition, merger, conversion or consolidation, either directly or indirectly, of your Income Fund, and
     (ii) the issuance of securities of any other partnership, real estate investment trust, corporation, trust or other entity that would be created or would survive after the successful completion of such transaction.

   If the Limited Partners holding a majority of the Units approve this amendment to your Income Fund's partnership agreement your Income Fund, Article 21 will be deleted in its entirety.

Partnership Agreement Amendment Procedures

   Pursuant to Article 13 of your Income Fund's partnership agreement, we may propose amendments to the partnership agreement. Article 13 of the partnership agreement requires that we furnish you with a verbatim statement of the proposed amendment, which is attached to this Supplement as Appendix C, and to include an opinion of our counsel regarding whether the proposed amendment would result in changing your Income Fund to a general partnership, changing our liability or your liability, or allowing you to take part in the control or management of your Income Fund. The form of opinion of Baker & Hostetler LLP is attached to this Supplement as Appendix D.

Consequence of Failure to Approve the Acquisition or the Amendments

   If the Limited Partners of your Income Fund representing greater than 50% of the outstanding Units do not vote "For" the Acquisition and the proposed amendment to the partnership agreement, the Acquisition may not be consummated under the terms of the partnership agreement. In such event, we plan to continue to operate your Income Fund as a going concern and to eventually dispose of your Income Fund's restaurant properties approximately 7 to 12 years after they were acquired (or as soon thereafter as, in our opinion, market conditions permit), as contemplated by the terms of the partnership agreement.

Special Meeting to Discuss the Acquisition

   We have scheduled a special meeting of the Limited Partners of your Income Fund to discuss the solicitation materials, which include the Prospectus/Consent Solicitation Statement, this Supplement and the other materials distributed to you, and the terms of APF's Acquisition of your Income Fund, prior to voting on the Acquisition. The special meeting will be held at
10:00 a.m., Eastern time, on               , 1999, at
                                          . We and members of APF's management
intend to solicit actively your support for the Acquisition and would like to use the special meeting to answer questions about the Acquisition and the solicitation materials (as defined below) and to explain in person our reasons for recommending that you vote "For" the Acquisition.

                                VOTING PROCEDURE

   The Prospectus/Consent Solicitation Statement, this Supplement, the accompanying transmittal letter, the power of attorney and the consent form constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" the Acquisition of your Income Fund by APF.

   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding Units of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, in the manner described in the Prospectus/Consent Solicitation Statement. A copy of the Agreement and Plan of Merger dated March 11, 1999, by and between APF and your Income Fund is attached hereto as Appendix B. We encourage you to read it.

   If you are not planning on attending the special meeting of the Limited Partners of your Income Fund and voting in person, you should complete and return the consent form before the expiration of the solicitation period. The solicitation period is the time period during which you may vote "For" or "Against" the Acquisition of your Income Fund. The solicitation period will commence upon delivery of the solicitation materials to you (on or about
           , 1999 and will continue until the later of (a)           , 1999 (a
date not less than 60 calendar days from the initial delivery of the solicitation materials), or (b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond December 31, 1999. Any consent form received by Corporate Election Services prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your Units will be counted as voting "Against" the Acquisition of your Income Fund and you will receive APF Shares if your Income Fund is acquired.

   The consent form consists of two parts. Part A seeks your consent to APF's Acquisition of your Income Fund and certain related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve are described above under "Required Vote--Required Amendment to the Partnership Agreement." If you have interests in more than one Income Fund, you will receive multiple consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter (including the Acquisition), you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without requiring your signatures on multiple documents.

                 COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                  TO THE GENERAL PARTNERS AND THEIR AFFILIATES

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by your Income Fund to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure, which will be in effect after the Acquisition, had been in effect during the years presented below.

   Under your Income Fund's partnership agreement, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. The partnership agreement also provide that we are to be reimbursed for our expenses for services performed for your Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. If your Income Fund is acquired, it will share in the overall cost of managing the consolidated portfolio of properties owned by APF. As stockholders of APF, you and the other former Limited Partners of your Income Fund will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1998, the aggregate amounts accrued or paid by your Income Fund to us are shown below under "Historical" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the years presented, are shown below under "Pro Forma":

                                                                   Nine Months
                                        Year Ended December 31,       Ended
                                       -------------------------- September 30,
                                          1995     1996    1997       1998
                                       ---------- ------- ------- -------------
Historical:
 General Partner Distributions........        --      --      --         --
 Broker/Dealer Commissions(1).........        --      --      --         --
 Property Management Fees............. $   24,128 $39,206 $40,087    $29,073
 Due Diligence and Marketing Support
  Fees................................        --      --      --         --
 Acquisition Fees.....................  1,365,421     --      --         --
 Asset Management Fees................        --      --      --         --
 Real Estate Disposition Fees(2)......        --      --      --         --
                                       ---------- ------- -------    -------
    Total historical.................. $1,389,549 $39,206 $40,087    $29,073
Pro Forma:
 Cash Distributions on APF Shares.....        --      --      --         --
 Salary Compensation..................        --      --      --         --
                                       ---------- ------- -------    -------
    Total pro forma...................        --      --      --         --

--------
(1) A majority of the fees paid as broker-dealer commissions and due diligence and marketing support fees were reallowed to other broker-dealers participating in the offerings of the Income Fund's Units.
(2) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners. To date, no such fees have been paid since the required minimum returns have not been made to the Limited Partners.

              CASH DISTRIBUTIONS TO LIMITED PARTNERS OF YOUR FUND

   The information below should be read in conjunction with the information contained herein under the caption "Financial Statements" and in the Prospectus/Consent Solicitation Statement under the caption "Summary--Our Reasons for the Acquisition--Prices for Fund Units."

   The following table sets forth the distributions paid to the Limited Partners of your Income Fund (per $10,000 original investment) for the periods indicated below:

                                                           Nine Months Ended
                                                           September 30, 1998
                                                          --------------------
                                 1993 1994 1995 1996 1997 Historical Pro Forma
                                 ---- ---- ---- ---- ---- ---------- ---------
Distributions from Income.......  --  $125 $600 $788 $805    $500      $418
Distributions from Return of
 Capital........................  --   --     1  --    15     100        20
                                 ---  ---- ---- ---- ----    ----      ----
Total...........................  --  $125 $601 $788 $820    $600      $438
                                 ===  ==== ==== ==== ====    ====      ====

--------
(1) Cash distributions presented above as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. Accumulated net income includes deductions for depreciation and amortization expense and income from certain non-cash items. This amount is not required to be presented as a return of capital except for purposes of this table, and the Income Fund has not treated this amount as a return of capital for any other purpose.

   Cash distributions for the year ended December 31, 1997, include $90,000 of amounts earned in 1997, but declared payable in the first quarter of 1998.

   The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the nine months ended September 30, 1998 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition.

   Assuming APF maintains its current level of debt for acquiring future restaurant properties, the expected distribution rate per APF Share will be 8.8% (assuming a $10.00 per APF Share price based on the Exchange Value, the annualized dividend per year is expected to be $0.88 per APF Share). Based on the number of APF Shares that you would receive in the Acquisition per your average $10,000 original investment and this distribution rate, you would receive an annual distribution of approximately $835.

                                    FAIRNESS

General

   We believe the Acquisition to be fair to, and in the best interests of your Income Fund. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

  . the terms of the Acquisition are fair to you and the other Limited Partners; and

  . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and certain alternatives to the Acquisition and a review of the financial condition and performance of APF and your Income Fund and the terms of critical agreements, such as your Income Fund's partnership agreement.

   We also believe that the Acquisition is procedurally fair for several reasons. First, the Acquisition is required to be approved by Limited Partners holding greater than 50% of the outstanding Units of your Income Fund and is subject to certain conditions. Second, if your Income Fund is acquired, all Limited Partners of your Income Fund who vote against the Acquisition will be given the option of receiving APF Shares or the Cash/Note Option.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others, our relief from certain ongoing liabilities with respect to Income Fund if it is that are acquired by APF. For a further discussion of the conflicts of interest and potential benefits of the Acquisition to us, see "Conflicts of Interest" below.

Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners of your Income Fund and maximizes the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Fund. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the

Cash/Notes Option, constitutes fair value. In addition, we compared the values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair and is the best way to maximize the return on your investment in light of the values of such consideration.

   2. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners of your Income Fund and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisal of your Income Fund's restaurant properties prepared by Valuation Associates and upon the fairness opinion provided by Legg Mason. A copy of the fairness opinion is attached hereto as Appendix A. We encourage you to read it. We attributed significant weight to the appraisal of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisal of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisal and of Legg Mason to provide the fairness opinion assisted us in the fulfillment of our fiduciary duties to your Income Fund and the Limited Partners, notwithstanding that each of Valuation Associates and Legg Mason received fees for its services and notwithstanding that Legg Mason has previously provided investment banking services to the Funds and to Commercial Net Lease Realty, Inc., a former affiliate of ours. See "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.

   On rendering its opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

  .  the value or fairness of the cash and promissory notes option;

  . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Funds' portfolios or assets if liquidated in real estate markets;

  .  the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited Partners; or

  . any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the Cash/Notes Option.

   3. Valuation of Alternatives. Based on the appraisal of the Income Fund's restaurant properties, we estimated the value of your Income Fund as an ongoing concern and if liquidated. On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of your Income Fund.

   4. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Fund to Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   5. Net Book Value of the Income Fund. We calculated the book value of your Income Fund under generally accepted accounting principles, or GAAP, as of September 30, 1998 per $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is not indicative of the true fair market value of your Income Fund. This figure was compared to the (i) value of the Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998, (ii) value of the Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and
(iii) estimated value of the APF Shares, based on the Exchange Value, paid to each Fund per average $10,000 invested.

                             Summary of Valuations
                       (per $10,000 original investment)

                                                               Estimated Value of
                                                                 APF Shares per
                                                                Average $10,000
                         GAAP Book Liquidation Going Concern    Original Limited
                           Value    Value(1)     Value(1)    Partners Investment(2)
                         --------- ----------- ------------- ----------------------
CNL Income Fund XVI,
 Ltd....................  $8,752     $8,616       $9,449             $9,488

--------
(1) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.
(2) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of your Income Fund, we each have an independent obligation to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners of your Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants (including the Limited Partners in other Funds). James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to your Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to your Income Fund and also on APF's Board of Directors.

Benefits to General Partners

   As a result of the Acquisition (assuming only your Income Fund is acquired), we are expected to receive certain benefits, including that we will be relieved from certain ongoing liabilities with respect to the Funds that are acquired by APF.

   James M. Seneff, Jr. and Robert A. Bourne (your individual general partners), will continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF and Mr. Bourne serving as Vice Chairman. Furthermore, they will be entitled to receive performance-based incentives, including stock options, under APF's 1999 Performance Incentive Plan or any other such plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Funds if the Acquisition does not occur.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the Acquisition to you.

Certain Tax Differences between the Ownership of Units and APF Shares

   Because your Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your Income Fund, regardless of whether any cash is distributed to you. If your Income Fund is acquired by APF, and you have voted "For" the Acquisition, you will receive APF Shares. If you have voted "Against" the Acquisition but your Income Fund is acquired by APF, you may elect the Cash/Notes Option, in which case you will receive cash and Notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Currently, as the owner of Units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Income Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than your Income Fund's tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by your Income Fund. As a result, APF's tax depreciation from the acquired restaurant properties will differ from your Income Fund's tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a larger portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see "--Taxation of APF" and "--Taxation of Stockholders--Taxable Domestic Stockholders" in the Prospectus/Consent Solicitation Statement.

Tax Consequences of the Acquisition

   In connection with the Acquisition and for federal income tax purposes, the assets (and any liabilities) of your Income Fund (if your Income Fund is acquired by APF) will be transferred to APF in return for APF Shares and/or cash and Notes. Your Income Fund will then immediately liquidate and distribute such property to you. The IRS requires that you recognize a share of the income or loss, subject to the limits described below, recognized by your Income Fund, including gain recognized as a result of the transfer of restaurant properties pursuant to the Acquisition. The estimated taxable gain and loss based on the Exchange Value, for an average $10,000 original Limited Partner investment in your Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                                 Estimated
                                                              Gain/(Loss) per
                                                              Average $10,000
                                                             Original Limited
Income Fund                                                Partner Investment(1)
-----------                                                ---------------------
CNL Income Fund XVI, Ltd..................................         $124

--------
(1) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

   Under section 351(a) of the Code, no gain or loss is recognized if (i) property is transferred to a corporation by one more individuals or entities in exchange for the stock of that corporation, and (ii) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman, APF's tax counsel, that, following the Acquisition, the Limited Partners of the Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least 80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect the Cash/Notes Option, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between (1) the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership and (2) the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or another Limited Partner in your Income Fund elect the Cash/Notes Option, your Income Fund will receive APF Shares, cash and Notes in exchange for your Income Fund's assets. Because the
principal portion of the Notes will not be due until     , 2006, the
acquisition of your Income Fund's assets, in part, in exchange for Notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the Notes is collected in the year of the Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to value of the APF Shares and cash received by your Income Fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price (without reduction for any selling expenses) for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, that are assumed or taken subject to by the Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares, cash and Notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset" (i.e., real property and depreciable assets used in a trade or business and held for more than one year). Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section 1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report his, her or its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive cash and Notes rather than APF Shares. Even though a Limited Partner's election of the Cash/Notes Option may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of your Income Fund's gain as determined under the partnership agreement of your Income Fund. Therefore, Limited Partners who elect the Cash/Notes Option may recognize gain in the year of the Acquisition despite the fact that they will receive only a small amount of cash and no publicly-traded instruments with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the Notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the Notes by the Limited Partners electing the Cash/Notes Option. See "--Tax Consequences of Liquidation and Termination of Your Fund" below.

   Tax Consequences of the Liquidation and Termination of Your Fund. If your Fund is acquired by APF, your Fund will be deemed to have liquidated and distributed APF Shares and/or cash and Notes, as the case may be, to you. The taxable year of your Income Fund will end at this time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition (including gain or loss resulting from the Acquisition described above). If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or cash and Notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of your Income Fund, determine to be pro rata based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive (determined on the closing date of the Acquisition) and your adjusted tax basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distribution of the APF Shares)). Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive cash and Notes in the Acquisition, you will recognize gain to the extent that the amount of cash you receive in the Acquisition exceeds your adjusted basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distributions of the cash and Notes)). Your basis in the Notes distributed to you will equal your adjusted basis in your Units, reduced (but not below zero) by the amount of any cash distributed to you and your holding period for the Notes for purposes of determining capital gain or loss from the disposition of the Notes will include your holding period for your Units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold Units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not an organization described in section 501(c)(7) (social clubs), section 501(c)(9) (voluntary employees' beneficiary associations), section 501(c)(17) (supplemental unemployment benefit trusts) or section 501(c)(20) (qualified group legal services plans) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Income Funds that are acquired by APF will equal the fair market value of the APF Shares plus the cash and the issue price of the Notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property may differ from the Income Fund's basis therein, and the restaurant properties may be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds following the Acquisition.

   For a discussion of the taxation of APF, see "Federal Income Tax Considerations--Taxation of APF" in the Prospectus/Consent Solicitation Statement.

     SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
        APF, FUNDS, ADVISOR AND CNL RESTAURANT FINANCIAL SERVICES GROUP
                      Nine Months Ended September 30, 1998

                                           Historical                                         Pro Forma
                          ----------------------------------------------               -------------------------------
                                                                 CNL
                                          CNL                 Restaurant
                                         Income               Financial
                                       Fund XVI,               Services    Combined     Pro Forma         Combined Pro
                              APF         Ltd.      Advisor     Group     Historical   Adjustments           Forma
                          -----------  ----------  ---------- ----------  -----------  -----------        ------------
Operating Data Revenues:
 Rental and earned
  income................  $22,947,199  $2,975,910  $      --  $      --   $25,923,109  $ 9,635,208 (a)
                                                                                            25,927 (b)    $35,584,244
 Management fees........          --          --   21,405,127  5,122,366   26,527,493  (21,044,196)(c)
                                                                                        (2,875,906)(d)      2,607,391
 Interest and other
  income................    6,117,911      45,220         751 18,463,647   24,627,529    1,526,547 (e)     26,154,076
                          -----------  ----------  ---------- ----------  -----------  -----------        -----------
 Total revenue..........   29,065,110   3,021,130  21,405,878 23,586,013   77,078,131  (12,732,420)        64,345,711
Expenses:
 General and
  administrative........    1,539,004     182,276   6,701,115  6,704,482   15,126,877   (1,311,346)(f)
                                                                                        (1,415,100)(g)
                                                                                           (29,910)(h)     12,370,521
 Advisory fees..........    1,248,393      29,073         --   1,026,231    2,303,697   (2,303,697)(i)            --
 State taxes............      397,569      19,398      15,226    220,180      652,373       61,129 (j)        713,502
 Depreciation and
  amortization..........    2,693,020     413,391     131,539  1,000,493    4,238,443    3,067,389 (k)(l)   7,305,832
 Interest expense.......          --          --      105,668 14,234,533   14,340,201      (68,670)(m)     14,271,531
 Paid to affiliates.....          --          --      256,456  1,569,202    1,825,658   (1,825,658)(n)            --
                          -----------  ----------  ---------- ----------  -----------  -----------        -----------
 Total expenses             5,877,986     644,138   7,210,004 24,755,121   38,487,249   (3,825,863)        34,661,386
                          -----------  ----------  ---------- ----------  -----------  -----------        -----------
Net earnings (loss)
 before equity in
 earnings of joint
 ventures/ minority
 interests, gain (loss)
 on sale of properties,
 gain on securitization
 and provision (credit)
 for federal income
 taxes..................   23,187,124   2,376,992  14,195,874 (1,169,108)  38,590,882   (8,906,557)        29,684,325
                          -----------  ----------  ---------- ----------  -----------  -----------        -----------
Equity in earnings of
 joint ventures/minority
 interests..............      (23,271)     98,414         --      12,452       87,595          --              87,595
Provision for loss on
 land and building......          --     (204,399)        --         --      (204,399)         --            (204,399)
Gain on securitization..          --          --          --   3,018,268    3,018,268          --           3,018,268
Provision (credit) for
 federal income taxes...          --          --    5,607,415    708,666    6,316,081   (6,316,081)(o)            --
                          -----------  ----------  ---------- ----------  -----------  -----------        -----------
Net earnings............  $23,163,853  $2,271,007  $8,588,459 $1,152,946  $35,176,265  $(2,590,476)       $32,585,789
                          ===========  ==========  ========== ==========  ===========  ===========        ===========
Other Data:
Weighted average number
 of shares of common
 stock outstanding
 during period..........   47,633,909         N/A         N/A        N/A          N/A          --          74,010,787 (p)
Total net-leased
 properties at end of
 period.................          357          44         N/A        N/A          N/A          --                 401
Funds from operations...  $26,408,569  $2,720,533         N/A        N/A          N/A          --         $37,464,183
Total cash distributions
 declared...............  $26,460,446  $2,700,000         N/A        N/A          N/A          --         $37,464,183
Cash distributions
 declared per $10,000
 investment.............  $       572  $      600         N/A        N/A          N/A          --         $       506

                                           Historical                     Combined          Pro Forma
                                       September 30, 1998                Historical     September 30, 1998
                         ---------------------------------------------- ------------ -------------------------------
Balance Sheet Data
Real estate assets,
 net.................... $407,663,180 $35,792,403 $     --  $       --  $443,445,583 $ 7,277,186
                                                                                      26,052,741 (r)    $476,775,510
Mortgages/notes
 receivable.............   33,523,506         --  $     --  173,776,981  207,300,487     849,195 (r)     208,149,682
Accounts receivable,
 net....................      575,104         --  7,544,985   7,342,103   15,462,192  (7,854,557)(s)       7,607,635
Investment in/due from
 joint ventures.........      631,374   1,510,306       --          --     2,141,680     291,069 (q)       2,432,749
Total assets............  566,383,967  40,366,272 8,429,809 197,528,789  812,708,837  26,838,063         839,546,900
Total
 liabilities/minority
 interest...............   14,478,585     980,339 5,049,152 185,998,045  206,506,121 (10,845,421)(s)(t)  195,660,700
Total equity............  551,905,382  39,385,933 3,380,657  11,530,744  606,202,716  37,683,484 (q)(t)  643,886,200

--------

(a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and 2) properties that were developed by APF from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period.)

       Rental and earned income on Property Transactions by APF.... $9,635,208

(b) Represents $25,927 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1997.

(c) Represents the elimination of intercompany fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees..........................................  $ (1,569,202)
       Secured equipment lease fee...............................       (44,426)
       Advisory fees.............................................    (1,751,456)
       Reimbursement of administrative costs.....................      (297,229)
       Acquisition fees..........................................   (15,392,193)
       Underwriting fees.........................................      (254,945)
       Administrative fees.......................................      (148,491)
       Executive fee.............................................      (310,000)
       Guarantee fees............................................       (93,750)
       Servicing fee.............................................    (1,014,117)
       Development fees..........................................      (166,876)
       Consulting fee............................................        (1,511)
                                                                   ------------
        Total....................................................  $(21,044,196)
                                                                   ============

(d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

(e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

(f) Represents the elimination of intercompany expenses paid between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

       Reimbursement of administrative costs...................... $  (297,229)
       Servicing fee..............................................  (1,014,117)
                                                                   -----------
                                                                   $(1,311,346)
                                                                   ===========

(g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by APF were subject to capitalization during the entire period and 2) costs relating to properties not developed by APF were subject to capitalization up through the time that EITF 97-11 became effective.

       General and administrative costs............................ $(1,415,100)

(h) Represents savings of $29,910 in professional services and administrative expenses resulting from reporting on one combined company versus 22 separate entities.

(i) Represents the elimination of fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Advisory fees............................................... $(1,751,456)
       Administrative fees.........................................    (148,491)
       Executive fee...............................................    (310,000)
       Guarantee fees..............................................     (93,750)
                                                                    -----------
                                                                    $(2,303,697)
                                                                    ===========

(j) Represents additional state taxes of $61,129 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the Income Fund had operated under a REIT structure.

(k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (q) from acquiring the Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

       Depreciation expense.......................................... $1,505,509

(l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (q).

       Amortization of goodwill...................................... $1,561,880

(m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in footnote (4), II (d ) in the Notes to the Pro Forma Financial Statements attached to this Supplement.

       Interest expense............................................... $(68,670)

(n) Represents the elimination of fees paid to affiliates for fees incurred between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees............................................ $(1,569,202)
       Underwriting fees...........................................    (254,945)
       Consulting fee..............................................      (1,511)
                                                                    -----------
                                                                    $(1,825,658)
                                                                    ===========

(o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the Acquisition. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

(p) APF Shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved the proposal to amend and restate APF's articles of incorporation to increase the number of authorized APF Shares.

(q) Represents the payment of $515,523 in cash and the issuance of 16,569,395 APF Shares in consideration for the purchase of the Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 using the Exchange Value of $10 per APF Share plus estimated transaction costs. The acquisitions of the Income Fund and the CNL Restaurant Financial Services Group have been accounted for under the purchase accounting method and goodwill was recognized to the extent that the estimated value of the consideration paid exceeded the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on APF's statement of earnings. APF will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by APF.

       Income Fund...............................................  $ 43,209,473
       Advisor...................................................    76,000,000
       CNL Restaurant Financial Services Group...................    47,000,000
                                                                   ------------
        Total Purchase Price (cash and shares)...................   166,209,473
       Less cash paid to Income Fund.............................      (515,523)
                                                                   ------------
        Share consideration......................................   165,693,950
       Transaction costs of APF..................................     8,933,000
                                                                   ------------
        Total costs incurred.....................................  $174,626,950
                                                                   ============

  In addition, APF i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the Income Fund carrying value of land and building on operating leases by $6,218,790, net investment in direct financing leases by $1,058,396, investment in joint venture by $291,069, made downward adjustments to the carrying value of accrued rental income of $1,398,364, and made downward adjustments to other assets of $3,678,872 to adjust historical values to fair value, iii) recorded goodwill of $41,650,124 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $76,703,996 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $39,385,933 of the Income Fund, Advisor and CNL Restaurant Financial Services Group.

(r) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

(s) Represents the elimination by the Income Fund of $5,178 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by APF of $1,208,000 in related party payables recorded as receivables by the Advisor.

(t) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the acquisition of the CNL Restaurant Businesses since the acquisition agreements require that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the acquisition.

        SELECTED HISTORICAL FINANCIAL DATA OF CNL INCOME FUND XVI, LTD.

   The following table sets forth certain financial information for the Income Fund, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of CNL Income Fund XVI, Ltd." in this Supplement.

                             Nine Months Ended
                               September 30,            Year Ended December 31,
                          ----------------------- -----------------------------------
                             1998        1997        1997        1996        1995
                          ----------- ----------- ----------- ----------- -----------
Revenues(1).............  $ 3,119,544 $ 3,318,695 $ 4,455,994 $ 4,438,218 $ 3,023,641
Net income(2)...........    2,271,007   2,753,241   3,660,327   3,748,198   2,430,841
Cash distributions
 declared...............    2,790,000   2,700,000   3,600,000   3,543,751   2,437,832
Net income per Unit(2)..         0.50        0.61        0.81        0.82        0.60
Cash distributions
 declared per Unit......         0.62        0.60        0.80        0.79        0.61
Weighted average number
 of Limited Partner
 Units outstanding......    4,500,000   4,500,000   4,500,000   4,500,000   4,010,281
                               September 30,                 December 31,
                          ----------------------- -----------------------------------
                             1998        1997        1997        1996        1995
                          ----------- ----------- ----------- ----------- -----------
Total assets............  $40,366,272 $41,013,429 $40,938,320 $40,955,642 $41,240,500
Total partners'
 capital................   39,385,933  39,897,840  39,904,926  39,844,599  39,640,152

--------
(1) Revenues include equity in earnings of joint venture.
(2) Net income for the nine months ended September 30, 1998 includes $204,399 from provision for loss on land and building. Net income for the nine months ended September 30, 1997 includes $41,148 from gain on sale of land and building. Net income for the years ended December 31, 1997 and 1996, includes $41,148 and $124,305, respectively, from gains on sales of land and building.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
             AND RESULTS OF OPERATIONS OF CNL INCOME FUND XVI, LTD.

Introduction

   The Income Fund is a Florida limited partnership that was organized on September 2, 1993, to acquire for cash, either directly or through joint venture arrangements, both newly constructed and existing restaurant properties, as well as land upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains. The leases are triple-net leases, with the lessee responsible for all repairs and maintenance, property taxes, insurance and utilities. As of September 30, 1998, the Income Fund owned 44 restaurant properties, which included one restaurant property owned by a joint venture in which the Income Fund is a co-venturer and two restaurant properties owned with affiliates as tenants-in-common.

Liquidity and Capital Resources

 Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997

   The Income Fund's primary source of capital for the nine months ended September 30, 1998 and 1997, was cash from operations (which includes cash received from tenants, distributions from joint ventures, and interest and other income received, less cash paid for expenses). Cash from operations was $2,759,611 and $2,923,755 for the nine months ended September 30, 1998 and 1997, respectively. The decrease in cash from operations for the nine months ended September 30, 1998, as compared to the nine months ended September 30, 1997, is primarily a result of changes in income and expenses as described below in "Results of Operations" and changes in the Income Fund's working capital.

   Other sources and uses of capital included the following during the nine months ended September 30, 1998.

   In January 1998, the Income Fund reinvested approximately $607,900 of the net sales proceeds it received from the sale, in March 1997, of the restaurant property in Oviedo, Florida, in a restaurant property located in Memphis, Tennessee, with certain of our affiliates as tenants-in-common. In connection therewith, the Income Fund and the affiliates entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to its applicable percentage interest. As of September 30, 1998, the Income Fund owned a 40.42% interest in this restaurant property.

   In addition, during the nine months ended September 30, 1998, the Income Fund received approximately $162,000 from the developer of the restaurant property in Farmington, New Mexico. This represents a reimbursement from the developer upon final reconciliation of total construction costs to the total construction costs funded by the Income Fund in accordance with the development agreement. In August 1998, the Income Fund reinvested these proceeds in Columbus Joint Venture as described below.

   In addition, in August 1998, the Income Fund entered into a joint venture arrangement, Columbus Joint Venture, with certain of our affiliates, to construct and hold one restaurant restaurant property. As of September 30, 1998, the Income Fund had contributed $134,507 to purchase land and pay for construction costs relating to the joint venture. When construction is completed, the Income Fund will have an approximate 32% interest in the profits and losses of the joint venture.

   Currently, cash reserves and rental income from the Income Fund's restaurant properties are invested in money market accounts or other short-term, highly liquid investments pending the use of such funds to pay Income Fund expenses or to make distributions to partners. At September 30, 1998, the Income Fund had $1,641,160 invested in such short-term investments, as compared to $1,673,869 at December 31, 1997. The funds remaining at September 30, 1998, after the payment of distributions and other liabilities, will be used to meet the Income Fund's working capital and other needs.

   Total liabilities of the Income Fund, including distributions payable, decreased to $980,339 at September 30, 1998, from $1,033,394 at December 31, 1997. The decrease was primarily a result of the payment during 1998 of construction costs accrued for certain restaurant properties at December 31, 1997. We believe that the Income Fund has sufficient cash on hand to meet its current working capital needs.

   Based on cash from operations, and for the nine months ended September 30, 1998, accumulated excess operating reserves, the Income Fund declared distributions to the Limited Partners of $2,790,000 and $2,700,000 for the nine months ended September 30, 1998 and 1997, respectively ($900,000 for each of the quarters ended September 30, 1998 and 1997). This represents distributions of $0.62 and $0.60 per unit for the nine months ended September 30, 1998 and 1997, respectively ($0.20 per unit for each of the quarters ended September 30, 1998 and 1997). No distributions were made to us for the quarters and nine months ended September 30, 1998 and 1997. No amounts distributed to the Limited Partners for the nine months ended September 30, 1998 and 1997, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   We have the right, but not the obligation, to make additional capital contributions if we deem it appropriate in connection with the operations of the Income Fund.

 The Years Ended December 31, 1997, 1996 and 1995

   On September 2, 1994, the Income Fund commenced an offering to the public of up to 4,500,000 Units of limited partnership interest. The Income Fund's offering of Units terminated on June 12, 1995, at which time the maximum proceeds of $45,000,000 (4,500,000 Units) had been received from investors. The Income Fund, therefore, will derive no additional capital resources from the offering.

   Net proceeds to the Income Fund from its offering of Units, after deduction of organizational and offering expenses, totaled $39,600,000. As of December 31, 1994, approximately $16,300,000 had been used to invest in 22 restaurant properties (seven of which were undeveloped land on which restaurants were being constructed as of December 31, 1994) and to pay acquisition fees and certain acquisition expenses. During the year ended December 31, 1995, the Income Fund completed construction of the seven restaurant properties acquired in 1994, and acquired 19 additional restaurant properties at a cost of approximately $20,900,000 including acquisition fees and miscellaneous acquisition expenses. As a result of the above transactions, as of December 31, 1995, the Income Fund had acquired 41 restaurant properties and had paid acquisition fees totaling $2,475,000 to one of our affiliates. During the year ended December 31, 1996, the Income Fund used its remaining net offering proceeds to acquire two additional restaurant properties (one of which was undeveloped land on which a restaurant was constructed), and to establish a working capital reserve of approximately $60,000 for Income Fund purposes.

   As a result of the Income Fund's tenant selling its restaurant business located on the Income Fund's restaurant property in Appleton, Wisconsin, in April 1996, the Income Fund sold its restaurant property for $775,000, resulting in a gain for financial reporting purposes of $124,305. This restaurant property was originally acquired by the Income Fund in February 1995 and had a cost of approximately $595,100, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $179,900 in excess of its original purchase price. In October 1996, the Income Fund reinvested the net sales proceeds in a Boston Market restaurant property in Fayetteville, North Carolina, as tenants-in-common with one of our affiliates. In connection therewith, the Income Fund and its affiliate entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to each co-venturer's interest. The Income Fund owns an 80.27% interest in the restaurant property. The sale of the restaurant property in Appleton, Wisconsin, was structured to qualify as a like-kind exchange transaction in accordance with Section 1031 of the Internal Revenue Code. As a result, no gain was recognized for federal income tax purposes. Therefore, the Income Fund was not required to distribute any of the net sales proceeds from the sale of this restaurant property to Limited Partners for the purpose of paying federal and state income taxes.

   In March 1997, the Income Fund sold its restaurant property in Oviedo, Florida, for $620,000 and received net sales proceeds of $610,384, resulting in a gain of $41,148 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in November 1994 and had a cost of approximately $509,700, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $100,700 in excess of its original purchase price. In January 1998, the Fund reinvested the net sales proceeds in an IHOP restaurant property in Memphis, Tennessee, as tenants-in-common with affiliates of the general partners. In connection therewith, the Fund and its affiliates entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to each co-venturers interest. The Fund owns a 40.42% interest in the restaurant property.

   Currently, the Income Fund's primary source of capital is cash from operations (which includes cash received from tenants, distributions from the joint venture and interest received, less cash paid for expenses). Cash from operations was $3,780,424, $3,753,726 and $2,481,395 for the years ended December 31, 1997, 1996 and 1995, respectively. The increase in cash from operations during 1997 and 1996, each as compared to the previous year, is primarily a result of changes in income and expenses as described in "Results of Operations" below and changes in the Income Fund's working capital.

   None of the restaurant properties owned by the Income Fund is or may be encumbered. Subject to certain restrictions on borrowing, however, the Income Fund may borrow funds but will not encumber any of the restaurant properties in connection with any such borrowing. The Income Fund will not borrow for the purpose of returning capital to the Limited Partners. The Income Fund will not borrow under arrangements that would make the Limited Partners liable to creditors of the Income Fund. We further have represented that we will use our reasonable efforts to structure any borrowing so that it will not constitute "acquisition indebtedness" for federal income tax purposes and also will limit the Income Fund's outstanding indebtedness to three percent of the aggregate adjusted tax basis of its restaurant properties. In addition, the Income Fund will not borrow unless it first obtains an opinion of counsel that such borrowing will not constitute acquisition indebtedness. Certain of our affiliates from time to time incur certain operating expenses on behalf of the Income Fund for which the Income Fund reimburses the affiliates without interest.

   Currently, cash reserves and rental income from the Income Fund's restaurant properties are invested in money market accounts or other short-term, highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to partners. At December 31, 1997, the Income Fund had $1,673,869 invested in such short-term investments as compared to $1,546,203 at December 31, 1996. The funds remaining at December 31, 1997, after payment of distributions and other liabilities will be used to meet the Fund's working capital and other needs.

   During 1995, certain of our affiliates incurred on behalf of the Income Fund $258,466 for certain organizational and offering expenses. In addition, during 1996 and 1995, the affiliates incurred on behalf of the Income Fund $9,356 and $97,589, respectively, for certain acquisition expenses during the years ended December 31, 1997, 1996 and 1995, the affiliates incurred and $84,319, $105,144 and $131,272, respectively, for certain operating expenses. As of December 31, 1997 and 1996, the Income Fund owed $3,351 and $2,292, respectively, to related parties for such amounts, accounting and administrative services and management fees. As of February 28, 1998, the Income Fund had reimbursed the affiliates all such amounts. Other liabilities, including distributions payable, decreased to $1,030,043 at December 31, 1997, from $1,108,751 at December 31, 1996, primarily as a result of the payment during the year ended December 31, 1997, of construction costs accrued for certain restaurant properties at December 31, 1996. Other liabilities also decreased due to a decrease in rents paid in advance at December 31, 1997.

   Based on cash from operations, the Income Fund declared distributions to the Limited Partners of $3,600,000, $3,543,751 and $2,437,832 for the years ended December 31, 1997, 1996 and 1995, respectively. This represents distributions of $0.80, $0.79 and $0.61 per Unit for the years ended December 31, 1997, 1996 and 1995, respectively. No amounts distributed to the Limited Partners for the years ended December 31, 1997, 1996 and 1995, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions.

   We believe that the restaurant properties are adequately covered by insurance. In addition, we have obtained contingent liability and property coverage for the Income Fund. This insurance is intended to reduce the Income Fund's exposure in the unlikely event a tenant's insurance policy lapses or is insufficient to cover a claim relating to the restaurant property.

   Due to low operating expenses and ongoing cash flow, we believe that the Income Fund has sufficient working capital reserves at this time. In addition, because all leases of the Income Fund's restaurant properties are on a triple-net basis, it is not anticipated that a permanent reserve for maintenance and repairs will be established at this time. To the extent, however, that the Income Fund has insufficient funds for such purposes, we will contribute to the Income Fund an aggregate amount of up to one percent of the offering proceeds for maintenance and repairs. We have the right to cause the Income Fund to maintain additional reserves if, in our discretion, we determine such reserves are required to meet the Income Fund's working capital needs.

Results of Operations

 Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997

   During the nine months ended September 30, 1997, the Income Fund owned and leased 42 wholly-owned restaurant properties (including one restaurant property in Oviedo, Florida, which was sold in March 1997), and during the nine months ended September 30, 1998, the Income Fund owned and leased 43 wholly-owned restaurant properties (including two restaurant properties in Madison and Chattanooga, Tennessee exchanged for two restaurant properties in Lawrence, Kansas and Indianapolis, Indiana), to operators of fast-food and family-style restaurant chains. In connection therewith, during the nine months ended September 30, 1998 and 1997, the Income Fund earned $2,975,910 and $3,204,973, respectively, in rental income from operating leases (net of adjustments to accrued rental income) and earned income from direct financing leases from these restaurant properties, $988,282 and $1,064,223 of which was earned during the quarters ended September 30, 1998 and 1997, respectively. The decrease in rental and earned income during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, is partially attributable to the fact that in July 1998, the tenant of the restaurant property in
Las Vegas, Nevada ceased restaurant operations and vacated the restaurant property. As a result, during the nine months ended September 30, 1998, the Income Fund wrote off approximately $77,300 of accrued rental income (non-cash accounting adjustments relating to the straight-lining of future scheduled rent increases over the lease term in accordance with generally accepted accounting principles) relating to this restaurant property. The Income Fund also established an allowance for doubtful accounts during the nine months ended September 30, 1998, of approximately $47,000 for rental and earned income amounts due from this tenant due to the fact that collection of such amounts is questionable. The Income Fund will continue to pursue the collection of past due amounts and will recognize such amounts as income if collected. We are currently seeking either a new tenant or buyer for this restaurant property. The Income Fund will not recognize any rental and earned income from this restaurant property until a new tenant for this restaurant property is located or until the restaurant property is sold and the proceeds from the sale are reinvested in an additional restaurant property.

   In addition, the decrease in rental and earned income during the quarter and nine months ended September 30, 1998, is partially attributable to the fact that in June 1998, the Income Fund stopped receiving rental income from the tenant, Long John Silver's, Inc, which filed for bankruptcy and rejected the leases relating to two restaurant properties. In addition, during the nine months ended September 30, 1998, the Income Fund wrote off approximately $42,200 of accrued rental income (non-cash accounting adjustment relating to the straight-lining of future scheduled rent increases over the lease term in accordance with generally accepted accounting principles) relating to these two restaurant properties. We are currently seeking either new tenants or purchasers for these restaurant properties. The Income Fund will not recognize any rental and earned income from these restaurant properties until new tenants for these restaurant properties are located or until the restaurant properties are sold and the proceeds from such sales are reinvested in additional restaurant properties.

   In addition, the decrease in rental and earned income during the nine months ended September 30, 1998, is partially the result of a decrease in rental income due to the sale of the restaurant property in Oviedo, Florida, in March 1997. The net sales proceeds were reinvested in a restaurant property in Memphis, Tennessee, with certain of our affiliates as tenants-in-common, resulting in an increase in equity in earnings of joint venture, as described below.

   During the nine months ended September 30, 1997, the Income Fund also owned and leased one restaurant property as tenants-in-common with one of our affiliates and during the nine months ended September 30, 1998, the Income Fund owned and leased one restaurant property indirectly through a joint venture arrangement and two restaurant properties with certain of our affiliates as tenants-in-common. In connection therewith, during the nine months ended September 30, 1998 and 1997, the Income Fund earned $98,414 and $55,126, respectively, attributable to net income earned by these joint ventures, $33,458 and $18,506 of which was earned during the quarters ended September 30, 1998 and 1997, respectively. The increase in net income earned by joint ventures during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, is primarily attributable to the fact that in January 1998, the Income Fund reinvested the net sales proceeds it received from the 1997 sale of the restaurant property in Oviedo, Florida, in an IHOP restaurant property in Memphis, Tennessee, with certain of our affiliates as tenants-in-common.

   During at least one of the nine months ended September 30, 1998 and 1997, four restaurant chains, Denny's, Golden Corral Family Steakhouse Restaurant, Jack in the Box, and Boston Market, each accounted for more than 10% of the Income Fund's total rental income (including the Income Fund's share of the rental income from the restaurant properties owned by the unconsolidated joint venture in which the Income Fund is a co-venturer and restaurant properties owned with affiliates as tenants-in-common). It is anticipated that, based on the minimum rental payments required by the leases, Denny's, Golden Corral Family Steakhouse Restaurant and Jack in the Box will continue to contribute more than 10% of the Income Fund's total rental income during the remainder of 1998 and subsequent years. Any failure of these restaurant chains could materially affect the Income Fund's income.

   In October 1998, the tenant of five of the Boston Market restaurant properties (including one restaurant property held as tenants-in-common with one of our affiliates) filed for bankruptcy. If the leases are eventually rejected, the Income Fund anticipates that rental income relating to these restaurant properties will terminate until new tenants or buyers for the restaurant properties are located. However, we do not anticipate that any decrease in rental income due to lost revenues relating to these restaurant properties will have a material effect on the Income Fund's financial position or results of operations.

   Operating expenses, including depreciation and amortization expense, were $644,138 and $606,602 for the nine months ended September 30, 1998 and 1997, respectively, $243,121 and $189,905 of which were incurred for the quarters ended September 30, 1998 and 1997, respectively. The increase in operating expenses during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, is partially attributable to the fact that the Income Fund accrued insurance and real estate tax expenses as a result of Long John Silver's, Inc. filing for bankruptcy and rejecting the leases relating to two restaurant properties in June 1998. The Income Fund will continue to incur certain expenses, such as real estate taxes, insurance, and maintenance relating to the restaurant properties until new tenants or purchasers are located. The Income Fund is currently seeking either new tenants or buyers for these restaurant properties.

   In addition, the increase in operating expenses during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, is partially attributable to the fact that during the quarter and nine months ended September 30, 1998, the Income Fund recorded approximately $13,100 in real estate tax expense, due to the fact that in October 1998, the tenant of five Boston Market restaurant properties (including one restaurant property held as tenants-in-common with certain of our affiliates) filed for bankruptcy, as described above. If the tenant decides to reject the leases, the Income Fund will continue to incur certain expenses, such as real estate taxes, insurance and maintenance until new tenants or buyers for the restaurant properties are located. If the tenant does not reject the leases, the Income Fund does not anticipate incurring such expenses in future periods.

   As a result of the sale of the restaurant property in Oviedo, Florida, in 1997 the Income Fund recognized a gain for financial reporting purposes of $41,148 during the nine months ended September 30, 1997. No restaurant properties were sold during the nine months ended September 30, 1998.

   During the quarter and nine months ended September 30, 1998, the Income Fund established an allowance for loss on land and building of $204,399 for financial reporting purposes relating to the restaurant property in Celina, Ohio. The loss represents the difference between the restaurant property's carrying value at September 30, 1998 and the current estimate of net realizable value at September 30, 1998 for this restaurant property. No such allowance was established during the quarter and nine months ended September 30, 1998.

 The Years Ended December 31, 1997, 1996 and 1995

   The Income Fund owned and leased 41 wholly-owned restaurant properties during 1995, 43 wholly-owned restaurant properties (including one restaurant property in Appleton, Wisconsin, which was sold in April 1996) during 1996, and 42 wholly-owned restaurant properties (including one restaurant property in Oviedo, Florida, which was sold in March 1997) during 1997. In addition, during 1997 and 1996, the Income Fund owned and leased one restaurant property with an affiliate, as tenants-in-common. As of December 31, 1997, the Income Fund owned, either directly or through a joint venture arrangement, 42 restaurant properties which are subject to long-term, triple-net leases that provide for minimum base annual rental amounts (payable in monthly installments) ranging from approximately $21,600 to $220,600. All of the leases provide for percentage rent based on sales in excess of a specified amount. In addition, the majority of the leases provide that, commencing in specified lease years (generally the sixth lease year), the annual base rent required under the terms of the lease will increase.

   During the years ended December 31, 1997, 1996 and 1995, the Income Fund earned $4,266,069, $4,297,558 and $2,698,956, respectively, in rental income from operating leases and earned income from direct financing leases from restaurant properties wholly-owned by the Income Fund. The decrease in rental and earned income during 1997, as compared to 1996, is primarily attributable to the sale of the restaurant property in Oviedo, Florida in March 1997 and the sale of the restaurant property in Appleton Wisconsin in April 1996. The decrease during 1997 as compared to 1996 is partially offset by the acquisition of two additional restaurant properties in 1996 that were operational for a full year in 1997, as compared to a partial year in 1996. The increase in rental and earned income during 1996, as compared to 1995, is primarily attributable to the acquisition of additional restaurant properties in 1995, and the fact that, with the exception of one restaurant property sold in April 1996, the restaurant properties owned at December 31, 1995, were operational for a full year in 1996, as compared to a partial year in 1995.

   During the years ended December 31, 1997 and 1996, the Income Fund earned $35,604 and $37,600 in contingent rental income as a result of the gross sales of three restaurant properties meeting the threshold during 1997 and 1996, under the terms of their leases requiring payment of contingent rental income.

   In addition, for the years ended December 31, 1997 and 1996, the Income Fund earned $73,507 and $19,668 attributable to net income earned by a joint venture as a result of the Income Fund reinvesting the net sales proceeds it received from the sale of the restaurant property in Appleton, Wisconsin, in a restaurant property in Fayetteville, North Carolina, in October 1996, with an affiliate, as tenants-in-common. The increase in net income earned by this joint venture during 1997, as compared to 1996, is primarily attributable to the fact that the restaurant property was operational for a full year in 1997, as compared to a partial year in 1996.

   During at least one of the years ended December 31, 1997, 1996 and 1995, four lessees of the Income Fund, Golden Corral Corporation, Foodmaker, Inc., Checkers Drive-In Restaurants, Inc. and DenAmerica Corp. each contributed more than 10% of the Income Fund's total rental income (including the Income Fund's share of rental income from the restaurant property owned with an affiliate as tenants-in-common). As of December 31, 1997, Golden Corral Corporation was the lessee under leases relating to six restaurants, Foodmaker, Inc. was the lessee under leases relating to five restaurants, Checkers Drive-In Restaurants, Inc. was the lessee under leases relating to seven restaurants, and DenAmerica Corp. was the lessee under leases relating to eight restaurants. It is anticipated that, based on the minimum rental payments required by the leases, Golden Corral Corporation, Foodmaker, Inc. and DenAmerica Corp. each will continue to contribute more than 10% of the Income Fund's total rental income in 1998 and subsequent years. In addition, during at least one of the years ended December 31, 1997, 1996 and 1995, five restaurant chains, Golden Corral, Jack in the Box, Checkers Drive-In Restaurants, Long John Silver's and Denny's each accounted for more than 10% of the Income Fund's total rental income (including the Income Fund's share of rental income from the restaurant property owned with an affiliate as tenants-in-common). In subsequent years, it is anticipated that Golden Corral, Jack in the Box and Denny's each will continue to account for more than 10% of the total rental income to which the Income Fund is entitled under the terms of the leases. Any failure of these lessees or restaurant chains could materially affect the Income Fund's income.

   During the years ended December 31, 1997, 1996 and 1995, the Income Fund also earned $73,634, $75,160 and $321,137, respectively, in interest income from investments in money market accounts or other short-term, highly liquid investments. The decrease in interest income during 1996, as compared to 1995, is primarily attributable to the decrease in the amount of funds invested in short-term liquid investments as a result of the acquisition of additional restaurant properties during 1995 and the payment during 1996 of construction costs accrued for certain restaurant properties at December 31, 1995.

   Operating expenses, including depreciation and amortization expense, were $836,815, $814,325 and $592,800 for the years ended December 31, 1997, 1996 and
1995, respectively. The increase in operating expenses during 1997 and 1996, each as compared to the previous year, is partially attributable to an increase in depreciation expense as the result of the acquisition of additional restaurant properties during 1996 and 1995, and the fact that the restaurant properties acquired during 1996 and 1995 were operational for a full year in 1997 and 1996, respectively, as compared to a partial year in 1996 and 1995, respectively. Operating expenses also increased during 1997 and 1996, each as compared to the previous year, as a result of the Income Fund incurring additional taxes relating to the filing of various state tax returns during 1997 and 1996.

   As a result of the sale of the restaurant property in Oviedo, Florida, as described above in "Liquidity and Capital Resources," the Income Fund recognized a gain of $41,148 for financial reporting purposes, for the year ended December 31, 1997. As a result of the sale of the restaurant property in Appleton, Wisconsin, as described in "Liquidity and Capital Resources," the Income Fund recognized a gain for financial reporting purposes of $124,305 for the year ended December 31, 1996. No restaurant properties were sold during 1995.

General

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of the consensus did not have a material effect on the Income Fund's financial position or results of operations.

   The Income Fund's leases as of September 30, 1998, are triple-net leases and contain provisions that we believe mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain restaurant sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Management expects that increases in restaurant sales volumes due to inflation and real sales growth should result in an increase in rental income over time. Continued inflation also may cause capital appreciation of the Income Fund's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.

   The Year 2000 problem is the result of information technology systems and embedded systems (products which are made with microprocessor (computer) chips such as HVAC systems, physical security systems and elevators) using a two-digit format, as opposed to four digits, to indicate the year. Such information technology and embedded systems may be unable to properly recognize and process date-sensitive information beginning January 1, 2000.

   The Income Fund does not have any information technology systems. Certain of our affiliates provide all services requiring the use of information technology systems pursuant to a management agreement with the Income Fund. The maintenance of embedded systems, if any, at the Income Fund's properties is the responsibility of the tenants of the properties in accordance with the terms of the Income Fund's leases. We and our affiliates have established a team dedicated to reviewing the internal information technology systems used in the operation of the Income Fund, and the information technology and embedded systems and the Year 2000 compliance plans of the Income Fund's tenants, significant suppliers, financial institutions and transfer agent.

   The information technology infrastructure of our affiliates consists of a network of personal computers and servers that were obtained from major suppliers. The affiliates utilize various administrative and financial software applications on that infrastructure to perform the business functions of the Income Fund. Our inability and that of our affiliates to identify and timely correct material Year 2000 deficiencies in the software and/or infrastructure could result in an interruption in, or failure of, certain of the Income Fund's business activities or operations. Accordingly, we and our affiliates have requested and are evaluating documentation from the suppliers of the affiliates regarding the Year 2000 compliance of their products that are used in the business activities or operations of the Income Fund. The costs expected to be incurred by us and our affiliates to become Year 2000 compliant will be incurred by us and our affiliates; therefore, these costs will have no impact on the Income Fund's financial position or results of operations.

   The Income Fund has material third party relationships with its tenants, financial institutions and transfer agent. The Income Fund depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. If any of these third parties are unable to meet their obligations to the Income Fund because of the Year 2000 deficiencies, such a failure may have a material impact on the Income Fund. Accordingly, we have requested and are evaluating documentation from the Income Fund's tenants, financial institutions, and transfer agent relating to their Year 2000 compliance plans. At this time, we have not yet received sufficient certifications to be assured that the tenants, financial institutions, and transfer agent have fully considered and mitigated any potential material impact of the Year 2000 deficiencies. Therefore, we do not, at this time, know of the potential costs to the Income Fund of any adverse impact or effect of any Year 2000 deficiencies by these third parties.

   We currently expect that all Year 2000 compliance testing and any necessary remedial measures on the information technology systems used in the business activities and operations of the Income Fund will be completed prior to June 30, 1999. Based on the progress we and our affiliates have made in identifying and addressing the Income Fund's Year 2000 issues and the plan and timeline to complete the compliance program, we do not foresee significant risks associated with the Income Fund's Year 2000 compliance at this time. Because we and our affiliates are still evaluating the status of the systems used in business activities and operations of the Income Fund and the systems of the third parties with which the Income Fund conducts its business, we have not yet developed a comprehensive contingency plan and are unable to identify "the most reasonably likely worst case scenario" at this time. As we identify significant risks related to the Income Fund's Year 2000 compliance or if the Income Fund's Year 2000 compliance program's progress deviates substantially from the anticipated timeline, we will develop appropriate contingency plans.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Condensed Balance Sheets as of September 30, 1998 and December 31, 1997...   F-1
Condensed Statements of Income for the Quarters and Nine Months Ended Sep-
 tember 30, 1998 and 1997.................................................   F-2
Condensed Statements of Partner's Capital for the Nine Months Ended Sep-
 tember 30, 1998 and for the Year Ended December 31, 1997.................   F-3
Condensed Statements of Cash Flows for the Nine Months Ended September 30,
 1998 and 1997............................................................   F-4
Notes to Condensed Financial Statements for the Quarters and Nine Months
 Ended September 30, 1998 and 1997........................................   F-6
Report of Independent Accountants.........................................   F-9
Balance Sheets as of December 31, 1997 and 1996...........................  F-10
Statements of Income for the Years Ended December 31, 1997, 1996 and
 1995.....................................................................  F-11
Statements of Partner's Capital for the Years Ended December 31, 1997,
 1996 and 1995............................................................  F-12
Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 1995.....................................................................  F-13
Notes to Financial Statements for the Years Ended December 31, 1997, 1996
 and 1995.................................................................  F-14
Unaudited Pro Forma Financial Information.................................  F-22
Unaudited Pro Forma Balance Sheet as of September 30, 1998................  F-23
Unaudited Pro Forma Income Statement for the Nine Months Ended September
 30, 1998.................................................................  F-24
Unaudited Pro Forma Income Statement for the Year Ended December 31,
 1997.....................................................................  F-25
Notes and Management's Assumptions to Unaudited Pro Forma Financial State-
 ments....................................................................  F-26

                           CNL INCOME FUND XVI, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                    September 30, December 31,
                                                        1998          1997
                                                    ------------- ------------
                      ASSETS
Land and buildings on operating leases, less accu-
 mulated depreciation
 and allowance for loss on land and building.......  $30,418,876  $30,658,994
Net investment in direct financing leases..........    5,373,527    5,968,812
Investment in joint ventures.......................    1,510,306      771,684
Cash and cash equivalents..........................    1,641,160    1,673,869
Restricted cash....................................          --       627,899
Receivables, less allowance for doubtful accounts
 of $51,686 and $879...............................          --        31,946
Prepaid expenses...................................       22,089        9,293
Organization costs, less accumulated amortization
 of $8,050 and $6,550..............................        1,950        3,450
Accrued rental income..............................    1,398,364    1,192,373
                                                     -----------  -----------
                                                     $40,366,272  $40,938,320
                                                     ===========  ===========
         LIABILITIES AND PARTNERS' CAPITAL
Construction costs payable.........................  $       --   $    53,278
Accounts payable...................................        2,927        2,707
Accrued and escrowed real estate taxes payable.....       32,363        4,353
Distributions payable..............................      900,000      900,000
Due to related parties.............................        5,178        3,351
Rents paid in advance and deposits.................       39,871       69,705
                                                     -----------  -----------
  Total liabilities................................      980,339    1,033,394
Partners' capital..................................   39,385,933   39,904,926
                                                     -----------  -----------
                                                     $40,366,272  $40,938,320
                                                     ===========  ===========



                See accompanying notes to financial statements.

                           CNL INCOME FUND XVI, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                      Quarter Ended        Nine Months Ended
                                      September 30,          September 30,
                                  ---------------------- ----------------------
                                     1998        1997       1998        1997
                                  ----------  ---------- ----------  ----------
Revenues:
  Rental income from operating
   leases........................ $  854,766  $  888,575 $2,626,090  $2,677,179
  Adjustment to accrued rental
   income........................       (433)        --    (119,505)        --
  Earned income from direct
   financing leases..............    133,949     175,648    469,325     527,794
  Interest and other income......     10,716      19,767     45,220      58,596
                                  ----------  ---------- ----------  ----------
                                     998,998   1,083,990  3,021,130   3,263,569
                                  ----------  ---------- ----------  ----------
Expenses:
  General operating and
   administrative................     47,302      33,457    121,325     114,516
  Professional services..........      8,320       5,684     26,271      18,996
  Management fees to related
   parties.......................      9,257       9,823     29,073      29,565
  Real estate taxes..............     29,370         --      30,209         --
  State and other taxes..........          7          25     19,398      20,559
  Loss on termination of direct
   financing lease...............      4,471         --       4,471         --
  Depreciation and amortization..    144,394     140,916    413,391     422,966
                                  ----------  ---------- ----------  ----------
                                     243,121     189,905    644,138     606,602
                                  ==========  ========== ==========  ==========
Income Before Equity in Earnings
 of Joint Ventures, Gain on Sale
 of Land and Provision for Loss
 on Land and Building............    755,877     894,085  2,376,992   2,656,967
Equity in Earnings of Joint
 Ventures........................     33,458      18,506     98,414      55,126
Gain on Sale of Land.............        --          --         --       41,148
Provision for Loss on Land and
 Building........................   (204,399)        --    (204,399)        --
                                  ----------  ---------- ----------  ----------
Net Income....................... $  584,936  $  912,591 $2,271,007  $2,753,241
                                  ==========  ========== ==========  ==========
Allocation of Net Income:
  General partners............... $    7,327  $    9,125 $   24,188  $   27,120
  Limited partners...............    577,609     903,466  2,246,819   2,726,121
                                  ----------  ---------- ----------  ----------
                                  $ 5584,936  $  912,591 $2,271,007  $2,753,241
                                  ==========  ========== ==========  ==========
Net Income Per Limited Partner
 Unit............................ $     0.13  $     0.20 $     0.50  $     0.61
                                  ==========  ========== ==========  ==========
Weighted Average Number of
 Limited Partner Units
 Outstanding.....................  4,500,000   4,500,000  4,500,000   4,500,000
                                  ==========  ========== ==========  ==========

                See accompanying notes to financial statements.

                            CNL INCOME FUND XVI LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                                   Year Ended
                                                 Nine Months Ended  December
                                                   September 30,       31,
                                                       1998           1997
                                                 ----------------- -----------
General partners:
  Beginning balance.............................    $    99,615    $    63,423
  Net income....................................         24,188         36,192
                                                    -----------    -----------
                                                        123,803         99,615
                                                    -----------    -----------
Limited partners:
  Beginning balance.............................     39,805,311     39,781,176
  Net income....................................      2,246,819      3,624,135
  Distributions ($0.62 and $0.80 per limited
   partner unit, respectively)..................     (2,790,000)    (3,600,000)
                                                    -----------    -----------
                                                     39,262,130     39,805,311
                                                    -----------    -----------
    Total partners' capital.....................    $39,385,933    $39,904,926
                                                    ===========    ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND XVI, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                         Nine Months Ended
                                                           September 30,
                                                      ------------------------
                                                         1998         1997
                                                      -----------  -----------
Increase (Decrease) in Cash and Cash Equivalents:
  Net Cash Provided by Operating Activities.......... $ 2,759,611  $ 2,923,755
                                                      -----------  -----------
Cash Flows from Investing Activities:
  Proceeds from sale of land and building............         --       610,384
  Reimbursement from developer of construction
   costs.............................................     161,648          --
  Additions to land and buildings on operating
   leases............................................      (3,545)     (23,501)
  Investment in direct financing leases..............     (28,403)     (29,257)
  Investment in joint ventures.......................    (742,404)         --
  Decrease in restricted cash........................     610,384          --
                                                      -----------  -----------
    Net cash provided by (used in) investing
     activities......................................      (2,320)     557,626
                                                      -----------  -----------
Cash Flows from Financing Activities:
  Distributions to limited partners..................  (2,790,000)  (2,700,000)
                                                      -----------  -----------
    Net cash used in financing activities............  (2,790,000)  (2,700,000)
                                                      -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents.........................................     (32,709)     781,381
Cash and Cash Equivalents at Beginning of Period.....   1,673,869    1,546,203
                                                      -----------  -----------
Cash and Cash Equivalents at End of Period........... $ 1,641,160  $ 2,327,584
                                                      ===========  ===========



                See accompanying notes to financial statements.

                           CNL INCOME FUND XVI, LTD.
                        (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF CASH FLOWS--CONTINUED

                                                              Nine Months Ended
                                                                September 30,
                                                              -----------------
                                                                1998     1997
                                                              -------- --------
Supplemental Schedule of Non-Cash Investing and Financing
 Activities:
  Land and building under operating lease exchanged for land
   and building under operating lease........................ $827,789 $     --
                                                              ======== ========
  Land and building under direct financing lease exchanged
   for land and building under direct financing lease........ $761,334 $     --
                                                              ======== ========
  Net investment in direct financing lease reclassified to
   land and building on operating lease as aresult of lease
   termination............................................... $534,275 $     --
                                                              ======== ========
  Distributions declared and unpaid at end of period......... $900,000 $900,000
                                                              ======== ========



                See accompanying notes to financial statements.

                           CNL INCOME FUND XVI, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

           Quarters and Nine months Ended September 30, 1998 and 1997

1.Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter and nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund XVI, Ltd. (the "Partnership") for the year ended December 31, 1997.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

2.Land and Building on Operating Leases

   Land and buildings on operating leases consisted of the following at:

                                                     September 30, December 31,
                                                         1998          1997
                                                     ------------- ------------
     Land..........................................   $15,378,218  $15,259,455
     Buildings.....................................    17,094,391   16,836,982
                                                      -----------  -----------
                                                       32,472,609   32,096,437
     Less accumulated depreciation.................    (1,849,334)  (1,437,443)
                                                      -----------  -----------
                                                       30,623,275   30,658,994
     Less allowance for loss on land and building..      (204,399)         --
                                                      -----------  -----------
                                                      $30,418,876  $30,658,994
                                                      ===========  ===========

   In May 1998, the tenant of the property in Madison, Tennessee exercised its option under the terms of its lease agreement, to substitute a replacement property for the existing, non-performing property. In conjunction therewith, the Partnership exchanged the non-performing Boston Market property in Madison, Tennessee for a Boston Market property in Lawrence, Kansas. The lease for the property in Madison, Tennessee was amended to allow the property in Lawrence, Kansas to continue under the terms of the original lease. All closing costs were paid by the tenant. The Partnership accounted for this as a nonmonetary exchange of similar assets and recorded the acquisition of the property in Lawrence, Kansas at the net book value of the property in Madison, Tennessee. No gain or loss was recognized due to this being accounted for as a nonmonetary exchange of similar assets.

   During the nine months ended September 30, 1998, the Partnership established an allowance for loss on land and building of $204,399, relating to the property located in Celina, Ohio. The allowance represents the difference between the carrying value of the property at September 30, 1998 and the current estimate of net realizable value for this property.

                           CNL INCOME FUND XVI, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

           Quarters and Nine months Ended September 30, 1998 and 1997

3.Net Investment in Direct Financing Leases

   In June 1998, the tenant of the property in Chattanooga, Tennessee exercised its option under the terms of its lease agreement, to substitute a replacement property for the existing, non-performing property. In conjunction therewith, the Partnership exchanged the non-performing Boston Market property in Chattanooga, Tennessee for a Boston Market property in Indianapolis, Indiana. The lease for the property in Chattanooga, Tennessee was amended to allow the property in Indianapolis, Indiana to continue under the terms of the original lease. All closing costs were paid by the tenant. The Partnership accounted for this as a nonmonetary exchange of similar assets and recorded the acquisition of the property in Indianapolis, Indiana at the net book value of the property in Chattanooga, Tennessee. No gain or loss was recognized due to this being accounted for as a nonmonetary exchange of similar assets.

   During the quarter and nine months ended September 30, 1998, one of the Partnership's leases with Long John Silver's, Inc. was rejected in connection with the tenant filing for bankruptcy. As a result, the Partnership reclassified the asset from net investment in direct financing leases to land and buildings on operating leases. In accordance with Statement of Financial Accounting Standards #13, "Accounting for Leases," the Partnership recorded the reclassified asset at the lower of original cost, present fair value, or present carrying amount, which resulted in a loss on the termination of a direct financing lease of $4,471 for financial reporting purposes.

4.Investment in Joint Ventures

   In January 1998, the Partnership acquired a 40.42% interest in an IHOP property in Memphis, Tennessee, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures.

   In August 1998, the Partnership entered into a joint venture arrangement, Columbus Joint Venture, with affiliates of the general partners, to construct and hold one restaurant property. As of September 30, 1998, the Partnership had contributed $134,507, to purchase land and pay construction costs relating to the joint venture. The Partnership has agreed to contribute approximately $182,946 in additional construction costs to the joint venture. The Partnership will have an approximate 32 percent interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with affiliates.

   Columbus Joint Venture and the Partnership and affiliates as tenants-in-common in two separate tenancy-in-common arrangements, each own and lease one property to operators of national fast-food and family-style restaurants. The following presents the combined, condensed financial information for the joint venture and the two properties held as tenants-in-common with affiliates at:

                                                   September 30, December 31,
                                                       1998          1997
                                                   ------------- ------------
     Land and buildings on operating leases, less
      accumulated depreciation....................  $2,908,637     $941,142
     Cash.........................................       9,842        8,190
     Prepaid expenses.............................         197           29
     Accrued rental income........................      47,907       20,171
     Liabilities..................................      90,656        8,163
     Partners' capital............................   2,875,927      961,369
     Revenues.....................................     211,863      112,744
     Net income...................................     175,432       91,575

                           CNL INCOME FUND XVI, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

           Quarters and Nine months Ended September 30, 1998 and 1997

   The Partnership recognized income totaling $98,414 and $55,126 for the nine months ended September 30, 1998 and 1997, respectively, from these properties, $33,458 and $18,506 of which was earned for the quarters ended September 30, 1998 and 1997, respectively.

5.Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental income from the joint venture and the properties held as tenants-in-common with affiliates) for at least one of the nine month periods ended September 30:

                                                                1998     1997
                                                              -------- --------
     Denny's................................................. $876,194 $873,738
     Golden Corral Family Steakhouse Restaurant..............  703,784  710,655
     Jack in the Box.........................................  417,457  417,457
     Boston Market...........................................  372,579  246,975

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

   In October 1998, the tenant of five of the Boston Market properties (including one property held as tenants-in-common with an affiliate of the general partners) filed for bankruptcy. If the leases are eventually rejected, the Partnership anticipates that rental income relating to these properties will terminate until new tenants for the properties are located, or until the properties are sold and the proceeds from such sales are reinvested in additional properties. However, the general partners do not anticipate that any decrease in rental income due to lost revenues relating to these properties will have a material effect on the Partnership's financial position or results of operations.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners
CNL Income Fund XVI, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund XVI, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund XVI, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
January 26, 1998

                           CNL INCOME FUND XVI, LTD.
                        (A Florida Limited Partnership)

                                 BALANCE SHEETS

                                                            December 31,
                                                       -----------------------
                                                          1997        1996
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation............................. $30,658,994 $31,766,349
Net investment in direct financing leases.............   5,968,812   6,006,496
Investment in joint venture...........................     771,684     774,389
Cash and cash equivalents.............................   1,673,869   1,546,203
Restricted cash.......................................     627,899         --
Receivables, less allowance for doubtful accounts of
 $879 and $9,875......................................      31,946      76,094
Prepaid expenses......................................       9,293       9,174
Organization costs, less accumulated amortization of
 $6,550 and $4,550....................................       3,450       5,450
Accrued rental income.................................   1,192,373     771,487
                                                       ----------- -----------
                                                       $40,938,320 $40,955,642
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Acquisition and construction costs payable............ $    53,278 $   106,036
Accounts payable......................................       2,707       2,262
Escrowed real estate taxes payable....................       4,353       3,343
Distributions payable.................................     900,000     900,000
Due to related parties................................       3,351       2,292
Rents paid in advance and deposits....................      69,705      97,110
                                                       ----------- -----------
    Total liabilities.................................   1,033,394   1,111,043
Partners' capital.....................................  39,904,926  39,844,599
                                                       ----------- -----------
                                                       $40,938,320 $40,955,642
                                                       =========== ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND XVI, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                  Year Ended December 31,
                                              --------------------------------
                                                 1997       1996       1995
                                              ---------- ---------- ----------
Revenues:
  Rental income from operating leases........ $3,562,920 $3,571,244 $2,209,434
  Earned income from direct financing
   leases....................................    703,149    726,314    489,522
  Contingent rental income...................     35,604     37,600        --
  Interest...................................     73,634     75,160    321,137
  Other income...............................      7,180      8,232      3,548
                                              ---------- ---------- ----------
                                               4,382,487  4,418,550  3,023,641
                                              ---------- ---------- ----------
Expenses:
  General operating and administrative.......    186,934    183,734    187,800
  Professional services......................     25,352     26,569     59,526
  Management fees to related parties.........     40,087     39,206     24,128
  State and other taxes......................     20,559     12,369      3,141
  Depreciation and amortization..............    563,883    552,447    318,205
                                              ---------- ---------- ----------
                                                 836,815    814,325    592,800
                                              ---------- ---------- ----------
Income Before Equity in Earnings of Joint
 Venture and Gain on Sale of Land and
 Buildings...................................  3,545,672  3,604,225  2,430,841
Equity in Earnings of Joint Venture..........     73,507     19,668        --
Gain on Sale of Land and Buildings...........     41,148    124,305        --
                                              ---------- ---------- ----------
Net Income................................... $3,660,327 $3,748,198 $2,430,841
                                              ========== ========== ==========
Allocation of Net Income:
  General partners........................... $   36,192 $   36,239 $   24,308
  Limited partners...........................  3,624,135  3,711,959  2,406,533
                                              ---------- ---------- ----------
                                              $3,660,327 $3,748,198 $2,430,841
                                              ========== ========== ==========
Net Income Per Limited Partner Unit.......... $     0.81 $     0.82 $     0.60
                                              ========== ========== ==========
Weighted Average Number of Limited Partner
 Units Outstanding...........................  4,500,000  4,500,000  4,010,281
                                              ========== ========== ==========

                See accompanying notes to financial statements.

                           CNL INCOME FUND XVI, LTD.
                        (A Florida Limited Partnership)

                        STATEMENTS OF PARTNERS' CAPITAL

                  Years Ended December 31, 1997, 1996 and 1995

                              General Partners                       Limited Partners
                          ------------------------- ---------------------------------------------------
                                        Accumulated                             Accumulated Syndication
                          Contributions  Earnings   Contributions Distributions  Earnings      Costs        Total
                          ------------- ----------- ------------- ------------- ----------- -----------  -----------
Balance, December 31,
 1994...................     $1,000       $ 1,876    $20,174,172   $  (151,434) $  185,701  $(2,737,282) $17,474,033
Contributions from
 limited partners.......        --            --      24,825,828           --          --           --    24,825,828
Distributions to limited
 partners ($0.61 per
 limited partner unit)..        --            --             --     (2,437,832)        --           --    (2,437,832)
Syndication costs.......        --            --             --            --          --    (2,652,718)  (2,652,718)
Net income..............        --         24,308            --            --    2,406,533          --     2,430,841
                             ------       -------    -----------   -----------  ----------  -----------  -----------
Balance, December 31,
 1995...................      1,000        26,184     45,000,000    (2,589,266)  2,592,234   (5,390,000)  39,640,152
Distributions to limited
 partners ($0.79 per
 limited partner unit)..        --            --             --     (3,543,751)        --           --    (3,543,751)
Net income..............        --         36,239            --            --    3,711,959          --     3,748,198
                             ------       -------    -----------   -----------  ----------  -----------  -----------
Balance, December 31,
 1996...................      1,000        62,423     45,000,000    (6,133,017)  6,304,193   (5,390,000)  39,844,599
Distributions to limited
 partners ($0.80 per
 limited partner unit)..        --            --             --     (3,600,000)        --           --    (3,600,000)
Net income..............        --         36,192            --            --    3,624,135          --     3,660,327
                             ------       -------    -----------   -----------  ----------  -----------  -----------
Balance, December 31,
 1997...................     $1,000       $98,615    $45,000,000   $(9,733,017) $9,928,328  $(5,390,000) $39,904,926
                             ======       =======    ===========   ===========  ==========  ===========  ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND XVI, LTD.
                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOWS

                                               Year Ended December 31,
                                         -------------------------------------
                                            1997         1996         1995
                                         -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
  Cash Flows From Operating Activities:
   Cash received from tenants..........  $ 3,881,005  $ 4,007,432  $ 2,353,106
   Distributions from joint venture....       76,212       20,279          --
   Cash paid for expenses..............     (231,712)    (349,145)    (194,749)
   Interest received...................       54,919       75,160      323,038
                                         -----------  -----------  -----------
     Net cash provided by operating ac-
      tivities.........................    3,780,424    3,753,726    2,481,395
                                         -----------  -----------  -----------
  Cash Flows From Investing Activities:
   Proceeds from sale of land and
    buildings..........................      610,384      775,000          --
   Additions to land and buildings on
    operating leases...................      (23,501)  (2,355,627) (16,012,458)
   Investment in direct financing
    leases.............................      (29,257)    (405,937)  (5,595,236)
   Investment in joint venture.........          --      (775,000)         --
   Increase in restricted cash.........     (610,384)         --           --
   Increase in other assets............          --                    (58,720)
   Other...............................          --           --        20,714
                                         -----------  -----------  -----------
     Net cash used in investing activi-
      ties.............................      (52,758)  (2,761,564) (21,645,700)
                                         -----------  -----------  -----------
  Cash Flows From Financing Activities:
   Reimbursement of acquisition and
    syndication costs paid by related
    parties on behalf of the
    Partnership........................          --        (2,494)    (405,569)
   Contributions from limited part-
    ners...............................          --           --    24,825,828
   Distributions to limited partners...   (3,600,000)  (3,431,251)  (1,798,921)
   Payment of syndication costs........          --           --    (2,452,743)
                                         -----------  -----------  -----------
     Net cash provided by (used in) fi-
      nancing activities...............   (3,600,000)  (3,433,745)  20,168,595
                                         -----------  -----------  -----------
Net Increase (Decrease) in Cash and
 Cash Equivalents......................      127,666   (2,441,583)   1,004,290
Cash and Cash Equivalents at Beginning
 of Year...............................    1,546,203    3,987,786    2,983,496
                                         -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year..................................  $ 1,673,869  $ 1,546,203  $ 3,987,786
                                         ===========  ===========  ===========
Reconciliation of Net Income to Net
 Cash Provided by Operating Activities:
  Net income...........................  $ 3,660,327  $ 3,748,198  $ 2,430,841
                                         -----------  -----------  -----------
  Adjustments to reconcile net income
   to net cash provided by operating
   activities:
   Depreciation........................      561,883      550,447      316,205
   Amortization........................        2,000        2,000        2,000
   Equity in earnings of joint venture,
    net of distributions...............        2,705          611          --
   Gain on sale of land and buildings..      (41,148)    (124,305)         --
   Decrease (increase) in receivables..       26,633       58,396      (83,993)
   Decrease in net investment in direct
    financing leases...................       37,684       29,269       16,003
   Increase in prepaid expenses........         (119)      (8,514)        (660)
   Increase in accrued rental income...     (444,650)    (468,201)    (299,090)
   Increase in accounts payable and ac-
    crued expenses.....................        1,455          517        4,036
   Increase (decrease) in due to re-
    lated parties, excluding reimburse-
    ment of acquisition and syndication
    costs paid on behalf of the Part-
    nership............................        1,059      (76,259)      76,682
   Increase (decrease) in rents paid in
    advance and deposits...............      (27,405)      41,567       19,371
                                         -----------  -----------  -----------
     Total adjustments.................      120,097        5,528       50,554
                                         -----------  -----------  -----------
Net Cash Provided by Operating Activi-
 ties..................................  $ 3,780,424  $ 3,753,726  $ 2,481,395
                                         ===========  ===========  ===========
Supplemental Schedule of Non-Cash In-
 vesting and Financing Activities:
  Related parties paid certain acquisi-
   tion and syndication costs on behalf
   of the Partnership as follows:
   Acquisition costs...................  $       --   $     9,356  $    97,589
   Syndication costs...................          --           --       258,466
                                         -----------  -----------  -----------
                                         $       --   $     9,356  $   356,055
                                         ===========  ===========  ===========
Distributions declared and unpaid at
 December 31...........................  $   900,000  $   900,000  $   787,500
                                         ===========  ===========  ===========

                See accompanying notes to financial statements.

                           CNL INCOME FUND XVI, LTD.
                        (A Florida Limited Partnership)

                         NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1997, 1996 and 1995

1.Significant Accounting Policies

   Organization and Nature of Business--CNL Income Fund XVI, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains. Under the terms of a registration statement filed with the Securities and Exchange Commission, the Partnership is authorized to sell a maximum of 4,500,000 units ($45,000,000) of limited partnership interest. A total of 4,500,000 units ($45,000,000) of limited partnership interest was sold.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

  Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note 4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

  Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

  Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership

                            CNL INCOME FUND XVI, LTD
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

1.Significant Accounting Policies--Continued

continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Venture--The Partnership accounts for its interest in a property in Fayetteville, North Carolina, held as tenants-in-common with an affiliate, using the equity method since the Partnership shares control with an affiliate which has the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Organization Costs--Organization costs are amortized over five years using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment (Note 6).

   Weighted Average Number of Limited Partner Units Outstanding--Net income and distributions per limited partner unit are calculated based upon the weighted average number of units of limited partnership interest outstanding during the period the Partnership was operational.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2.Leases

   The Partnership leases its land or land and buildings primarily to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases are classified as operating leases and some of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portion of some of the leases are operating leases. All leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire

                            CNL INCOME FUND XVI, LTD
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

2.Leases--Continued

and extended coverage. The lease options generally allow tenants to renew the leases for two to five successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3.Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1997         1996
                                                       -----------  -----------
     Land............................................. $15,259,455  $15,804,927
     Buildings........................................  16,836,982   16,836,982
                                                       -----------  -----------
                                                        32,096,437   32,641,909
     Less accumulated Depreciation....................  (1,437,443)    (875,560)
                                                       -----------  -----------
                                                       $30,658,994  $31,766,349
                                                       ===========  ===========

   In April 1996, the Partnership sold its property in Appleton, Wisconsin, and received net sales proceeds of $775,000, resulting in a gain of $124,305 for financial reporting purposes. This property was originally acquired by the Partnership in February 1995 and had a cost of approximately $595,100, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $179,900 in excess of its original purchase price.

   In March 1997, the Partnership sold its property in Oviedo, Florida, for $620,000 and received net sales proceeds of $610,384, resulting in a gain of $41,148 for financial reporting purposes. This property was originally acquired by the Partnership in November 1994 and had a cost of approximately $509,700, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $100,700 in excess of its original purchase price.

   Generally, the leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997, 1996 and 1995, the Partnership recognized $444,650, $468,201 and $299,090, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1997:

     1998........................................................... $ 3,128,262
     1999...........................................................   3,177,377
     2000...........................................................   3,309,707
     2001...........................................................   3,378,687
     2002...........................................................   3,401,533
     Thereafter.....................................................  38,510,788
                                                                     -----------
                                                                     $54,906,354
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

                            CNL INCOME FUND XVI, LTD
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

4.Net Investment in Direct Financing Leases

   The following lists the components of the net investment in direct financing leases at December 31:

                                                          1997         1996
                                                       -----------  -----------
     Minimum lease payments receivable................ $13,526,299  $14,267,132
     Estimated residual Values........................   1,932,560    1,932,560
     Less unearned income.............................  (9,490,047) (10,193,196)
                                                       -----------  -----------
     Net investment in direct financing leases........ $ 5,968,812  $ 6,006,496
                                                       ===========  ===========

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1997:

     1998........................................................... $   741,451
     1999...........................................................     742,074
     2000...........................................................     755,382
     2001...........................................................     759,526
     2002...........................................................     765,536
     Thereafter.....................................................   9,762,330
                                                                     -----------
                                                                     $13,526,299
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

5.Investment in Joint Venture

   In October 1996, the Partnership acquired a property in Fayetteville, North Carolina, with an affiliate of the Partnership that has the same general partners, as tenants-in-common. In connection therewith, the Partnership contributed $775,000 for a 80.27% interest in such property. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate. Amounts relating to this investment are presented as an investment in joint venture.

   The Partnership and an affiliate, as tenants-in-common, own and lease one Boston Market property. The following presents the combined, condensed financial information for the property held as tenants-in-common with an affiliate at December 31:

                                                               1997     1996
                                                             -------- --------
     Land and building on operating lease, less accumulated
      depreciation.........................................  $941,142 $960,732
     Cash..................................................     8,190      100
     Prepaid expenses......................................        29      --
     Accrued rental income.................................    20,171    3,929
     Liabilities...........................................     8,163       23
     Partners' capital.....................................   961,369  964,738
     Revenues..............................................   112,744   29,293
     Net income............................................    91,575   24,502

   The Partnership recognized income totalling $73,507 and $19,668 for the years ended December 31, 1997 and 1996, respectively, from this property held as tenants-in-common with an affiliate.

                            CNL INCOME FUND XVI, LTD
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

6.Restricted Cash

   As of December 31, 1997, the net sales proceeds of $610,384 from the sale of the property in Oviedo, Florida, plus accrued interest of $17,515, were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional property.

7.Syndication Costs

   Syndication costs consisting of legal fees, commissions, the marketing support and due diligence expense reimbursement fee, printing and other expenses incurred in connection with the offering totalled $5,390,000. These offering expenses were charged to the limited partners' capital accounts to reflect the net capital proceeds of the offering.

8.Allocations and Distributions

   Generally, net income and losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners shall be subordinated to receipt by the limited partners of an aggregate, eight percent, cumulative, noncompounded annual return on their invested capital contributions (the "Limited Partners' 8% Return").

   Generally, net sales proceeds from the sale of properties, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their Limited Partners' 8% Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners.

   Any gain from the sale of a property is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During the years ended December 31, 1997, 1996 and 1995, the Partnership declared distributions to the limited partners of $3,600,000, $3,543,751 and $2,437,832, respectively. No distributions have been made to the general partners to date.

                            CNL INCOME FUND XVI, LTD
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


9.Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1997        1996        1995
                                             ----------  ----------  ----------
     Net income for financial reporting
      purposes.............................  $3,660,327  $3,748,198  $2,430,841
     Depreciation for tax reporting
      purposes less than (in excess of)
      depreciation for financial reporting
      purposes.............................       3,576      (1,943)    (13,929)
     Direct financing leases recorded as
      operating leases for tax reporting
      purposes.............................      37,684      29,269      16,003
     Equity in earnings of joint venture
      for financial reporting purposes in
      excess of equity in earnings of joint
      venture for tax reporting purposes...        (477)     (1,330)        --
     Gain on sale of land and buildings for
      financial reporting purposes less
      than (in excess of) gain for tax
      reporting purposes...................      23,764    (124,305)        --
     Allowance for doubtful accounts.......      (8,996)      6,913       2,962
     Accrued rental income.................    (444,650)   (468,201)   (299,090)
     Rents paid in advance.................     (27,405)     47,221       2,595
     Other.................................         --        4,008         --
                                             ----------  ----------  ----------
     Net income for federal income tax
      purposes.............................  $3,243,823  $3,239,830  $2,139,382
                                             ==========  ==========  ==========

10.Related Party Transactions

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the parent company of CNL Securities, Corp. and CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, is president of CNL Securities Corp. and served as president of CNL Fund Advisors, Inc. through October 1997. CNL Income Fund Advisors, Inc. was a wholly owned subsidiary of CNL Group, Inc. until its merger, effective January 1, 1996, with CNL Fund Advisors, Inc. During the years ended December 31, 1997, 1996 and 1995, CNL Income Fund Advisors, Inc. and CNL Fund Advisors, Inc. (hereinafter referred to collectively as the "Affiliates") and CNL Securities Corp. each performed certain services for the Partnership, as described below.

   For the year ended December 31, 1995, the Partnership incurred $2,110,195 in syndication costs due to CNL Securities Corp. for services in connection with selling limited partnership interests. A substantial portion of these amounts ($1,991,106) was paid as commissions to other broker-dealers.

   In addition, for the year ended December 31, 1995, the Partnership incurred $124,129 as a marketing support and due diligence expense reimbursement fee due to CNL Securities Corp. This fee equals 0.5% of the limited partner contributions of $24,825,828 received during the year ended December 31, 1995. A portion of this fee has been reallowed to other broker-dealers and all due diligence expenses were paid from such fee.

   Additionally, the Partnership incurred $1,365,421 for the year ended December 31, 1995 in acquisition fees due to the Affiliates for services in finding, negotiating and acquiring properties on behalf of the Partnership. These fees represent 5.5% of the limited partner capital contributions of $24,825,828 received during the year ended December 31, 1995.

                            CNL INCOME FUND XVI, LTD
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

10.Related Party Transactions--Continued

   During the years ended December 31, 1997, 1996 and 1995, certain Affiliates acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliates an annual, noncumulative, subordinated management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures. The management fee, which will not exceed fees which are competitive for similar services in the same geo-graphic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of the Affiliates. All or any portion of the management fee not taken as to any fiscal year shall be deferred without interest and may be taken in such other fiscal year as the Affiliates shall determine. The Partnership incurred management fees of $40,087, $39,206 and $24,128 for the years ended December 31, 1997, 1996 and
1995, respectively.

   Certain Affiliates are also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties, based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliates provide a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate Limited Partners' 8% Return, plus their invested capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1997, 1996 and 1995, Affiliates provided accounting and administrative services to the Partnership (including accounting and administrative services in connection with the offering of units) on a day-to-day basis. The expenses incurred for these services were classified as follows:

                                                       1997     1996     1995
                                                      ------- -------- --------
     Syndication costs............................... $    -- $     -- $159,928
     General operating and administrative expenses...  89,270  118,677  114,317
                                                      ------- -------- --------
                                                      $89,270 $118,677 $274,245
                                                      ======= ======== ========

   During 1996, the Partnership acquired one property from an affiliate of the general partners, for a purchase price of $775,000. The property is being held as tenants-in-common, with another affiliate of the general partners. The affiliates had purchased and temporarily held title to these properties in order to facilitate the acquisition of the properties by the Partnership. The purchase prices paid by the Partnership represented the costs incurred by the affiliates to acquire the properties, including closing costs.

   The due to related parties at December 31, 1997 and 1996 totalled $3,351 and $2,292, respectively.

11.Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from the property held as tenants-in-common with an affiliate) for at least one of the years ended December 31:

                                                    1997       1996      1995
                                                 ---------- ---------- --------
     DenAmerica Corp............................ $1,046,845 $1,051,328 $361,810
     Golden Corral Corporation..................    979,009    954,476  663,648
     Foodmaker, Inc.............................    556,610    556,610  557,877
     Checkers Drive-In Restaurants, Inc.........    237,152    290,041  290,041

                            CNL INCOME FUND XVI, LTD
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)


11. Concentration of Credit Risk--Continue

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from the property held as tenants-in-common with an affiliate) for at least one of the years ended December 31:

                                                   1997       1996      1995
                                                ---------- ---------- --------
     Denny's................................... $1,164,928 $1,163,621 $461,380
     Golden Corral Family Steakhouse
      Restaurants..............................    979,009    954,476  663,648
     Jack in the Box...........................    556,610    556,610  557,877
     Long John Silver's........................    406,033    432,495  331,094
     Checkers Drive-In Restaurants.............    237,152    290,041  290,041

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

12.Subsequent Event

   In January 1998, the Partnership acquired a property in Memphis, Tennessee, as tenants-in-common with affiliates of the general partners. In connection therewith, the Partnership contributed $607,896 for a 40.42% interest in such property. The Partnership will account for its investment in this property using the equity method since the Partnership will share control with affiliates.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to the Company gives effect to the Acquisition, and is based on estimates and assumptions set for the below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company, the historical combined financial information of CNL Income Fund XVI, Ltd., (the "CNL Income Fund"), the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on September 30, 1998; the pro forma consolidated statements of earnings assume that the
Property Acquisitions (as defined on page    ) and the Acquisition occurred on
January 1, 1997.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.






   See accompanying notes and management's assumptions to unaudited pro forma financial statements.

                       CNL AMERICAN PROPERTIES FUND, INC.

                       UNAUDITED PRO FORMA BALANCE SHEET

                               September 30, 1998

                                                    Historical                                            Pro Forma
                   -----------------------------------------------------------------------------  -----------------------------
                                     CNL                     CNL           CNL
                                 Income Fund              Financial     Financial     Combined
                       APF        XVI, Ltd.   Advisor   Services, Inc.    Corp.      Portfolios   Adjustments       Pro Forma
                   ------------  ----------- ---------- -------------- ------------ ------------  ------------     ------------
     ASSETS:
Land and
 buildings on
 operating
 leases, net.....  $298,967,972  $30,418,876 $        0   $        0   $          0 $329,386,848  $  6,218,790 (1)
                                                                                                    26,052,741 (2) $361,658,379
Net investment in
 direct financing
 leases..........   117,028,760    5,373,527          0            0              0  122,402,287     1,058,396 (1)  123,460,683
Mortgages and
 notes
 receivable......    33,523,506            0          0            0    173,776,981  207,300,487       849,195 (2)  208,149,682
Other
 Investments.....    16,200,316            0    200,000            0      6,561,628   22,961,944           --        22,961,944
Investment in
 joint ventures..       631,374    1,510,306          0            0              0    2,141,680       291,069 (1)    2,432,749
Cash and cash
 equivalents.....    90,674,289    1,641,160    283,300      599,997      5,098,033   98,296,779      (515,523)(1)
                                                                                                    (8,933,000)(1)
                                                                                                   (26,901,936)(2)   61,946,320
Receivables......       575,104            0  7,544,985    6,824,632        517,471   15,462,192    (7,854,557)(3)    7,607,635
Accrued rental
 income..........     3,071,451    1,398,364          0            0              0    4,469,815    (1,398,364)(1)    3,071,451
Other assets.....     5,711,195       24,039    401,524      295,570      3,854,477   10,286,805    41,650,124 (1)
                                                                                                    (3,678,872)(1)   48,258,057
                   ------------  ----------- ----------   ----------   ------------ ------------  ------------     ------------
 Total assets....  $566,383,967  $40,366,272 $8,429,809   $7,720,199   $189,808,590 $812,708,837  $ 26,838,063     $839,546,900
                   ============  =========== ==========   ==========   ============ ============  ============     ============
LIABILITIES & EQ-
 UITY:
Accounts payable
 and accrued
 liabilities.....  $    379,496  $    35,290 $  449,751   $  193,949   $  1,236,138 $  2,294,624  $        --      $  2,294,624
Accrued
 construction
 costs payable...     3,045,304            0          0            0              0    3,045,304           --         3,045,304
Distributions
 payable.........             0      900,000  2,220,000            0              0    3,120,000           --         3,120,000
Due to related
 parties.........     2,552,411        5,178          0    1,452,512      6,556,920   10,567,021    (7,854,557)(3)    2,712,464
Income tax
 payable.........             0            0  1,989,003            0      1,001,861    2,990,864    (2,990,864)(4)            0
Line of credit...     6,765,575            0          0            0              0    6,765,575           --         6,765,575
Notes payable....             0            0    390,398       28,462    175,528,203  175,947,063           --       175,947,063
Deferred income..     1,015,758            0          0            0              0    1,015,758           --         1,015,758
Rents paid in
 advance.........       437,497       39,871          0            0              0      477,368           --           477,368
Minority
 interest........       282,544            0          0            0              0      282,544           --           282,544
Common Stock.....       621,187            0      9,800        2,000            200      633,187       153,694 (1)      786,881
Additional paid
 in capital......   556,830,578            0    482,964    5,231,827      3,887,496  566,432,865   155,925,969 (1)  722,358,834
Accumulated
 distributions in
 excess of net
 earnings........    (5,546,383)           0  2,887,893      811,449      1,597,772     (249,269)  (82,001,110)(1)
                                                                                                     2,990,864 (4)  (79,259,515)
Partners
 capital.........             0   39,385,933          0            0              0   39,385,933   (39,385,933)(1)            0
                   ------------  ----------- ----------   ----------   ------------ ------------  ------------     ------------
 Total
  liabilities and
  equity.........  $566,383,967  $40,366,272 $8,429,809   $7,720,199   $189,808,590 $812,708,837  $ 26,838,063     $839,546,900
                   ============  =========== ==========   ==========   ============ ============  ============     ============

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                               September 30, 1998

                                                     Historical
                     -----------------------------------------------------------------------------
                                      CNL                       CNL           CNL
                                  Income Fund                Financial     Financial    Combined
                         APF       XVI, Ltd.     Advisor   Services, Inc.    Corp.     Portfolios
                     -----------  -----------  ----------- -------------- -----------  -----------
Revenues:
 Rental and earned
  income...........  $22,947,199  $2,975,910   $         0   $        0   $         0  $25,923,109
 Fees..............            0           0    21,405,127    5,115,549         6,817   26,527,493
 Interest and
  other income.....    6,117,911      45,220           751      432,506    18,031,141   24,627,529
                     -----------  ----------   -----------   ----------   -----------  -----------
   Total revenue...   29,065,110   3,021,130    21,405,878    5,548,055    18,037,958   77,078,131
Expenses:
 General and
  administrative...    1,539,004     182,276     6,701,115    4,107,311     2,597,171   15,126,877
 Advisory fees.....    1,248,393      29,073             0            0     1,026,231    2,303,697
 Fees to
  Restaurant
  Financial
  Services Group...            0           0       256,456    1,569,202             0    1,825,658
 Interest..........            0           0       105,668        3,534    14,230,999   14,340,201
 State taxes.......      397,569      19,398        15,226       18,564       201,616      652,373
 Depreciation--
  other............            0           0        75,607       55,056             0      130,663
 Depreciation--
  property.........    2,684,924     411,891             0            0             0    3,096,815
 Amortization......        8,096       1,500        55,932          138       945,299    1,010,965
                     -----------  ----------   -----------   ----------   -----------  -----------
   Total operating
    expenses.......    5,877,986     644,138     7,210,004    5,753,805    19,001,316   38,487,249
                     -----------  ----------   -----------   ----------   -----------  -----------
Operating earnings
 (losses)..........   23,187,124   2,376,992    14,195,874     (205,750)     (963,358)  38,590,882
 Equity in
  earnings of
  joint
  ventures/minority
  interest.........      (23,271)     98,414             0       12,452             0       87,595
 Gain on
  securitization...            0           0             0            0     3,018,268    3,018,268
 Provision for
  loss on
  properties.......            0    (204,399)            0            0             0     (204,399)
                     -----------  ----------   -----------   ----------   -----------  -----------
Net earnings
 (losses) before
 federal income
 taxes.............   23,163,853   2,271,007    14,195,874     (193,298)    2,054,910   41,492,346
 Provision
  (credit) for
  federal income
  taxes............            0           0     5,607,415      (81,229)      789,895    6,316,081
                     -----------  ----------   -----------   ----------   -----------  -----------
Net income.........  $23,163,853  $2,271,007   $ 8,588,459   $ (112,069)  $ 1,265,015  $35,176,265
                     ===========  ==========   ===========   ==========   ===========  ===========
Earnings per
 share.............  $      0.49
                     ===========
Shares outstanding:
 Weighted
  average..........   47,633,909
                     ===========
 End of period.....   62,118,679
                     ===========
                            Pro Forma
                     -------------------------------
                     Adjustments       Pro Forma
                     ---------------- --------------
Revenues:
 Rental and earned
  income...........  $  9,635,208 (a)
                           25,927 (b) $35,584,244
 Fees..............   (21,044,196)(c)
                       (2,875,906)(d)   2,607,391
 Interest and
  other income.....     1,526,547 (e)  26,154,076
                     ---------------- --------------
   Total revenue...   (12,732,420)     64,345,711
Expenses:
 General and
  administrative...    (1,311,346)(f)
                       (1,415,100)(g)
                          (29,910)(h)  12,370,521
 Advisory fees.....    (2,303,697)(i)           0
 Fees to
  Restaurant
  Financial
  Services Group...    (1,825,658)(n)           0
 Interest..........       (68,670)(m)  14,271,531
 State taxes.......        61,129 (j)     713,502
 Depreciation--
  other............             0         130,663
 Depreciation--
  property.........     1,505,509 (k)   4,602,324
 Amortization......     1,561,880 (l)   2,572,845
                     ---------------- --------------
   Total operating
    expenses.......    (3,825,863)     34,661,386
                     ---------------- --------------
Operating earnings
 (losses)..........    (8,906,557)     29,684,325
 Equity in
  earnings of
  joint
  ventures/minority
  interest.........             0          87,595
 Gain on
  securitization...             0       3,018,268
 Provision for
  loss on
  properties.......             0        (204,399)
                     ---------------- --------------
Net earnings
 (losses) before
 federal income
 taxes.............    (8,906,557)     32,585,789
 Provision
  (credit) for
  federal income
  taxes............    (6,316,081)(o)           0
                     ---------------- --------------
Net income.........  $ (2,590,476)    $32,585,789
                     ================ ==============
Earnings per
 share.............                        $ 0.44
                                      ==============
Shares outstanding:
 Weighted
  average..........                    74,010,787(p)
                                      ==============
 End of period.....                    78,688,074
                                      ==============

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                      For the year ended December 31, 1997

                                                      Historical                                           Pro Forma
                     -----------------------------------------------------------------------------  ---------------------------
                                       CNL                       CNL           CNL
                                      Income                   Financial    Financial   Combined
                         APF      Fund XVI, Ltd.  Advisor   Services, Inc.    Corp.    Portfolios   Adjustments      Pro Forma
                     -----------  -------------- ---------- -------------- ----------- -----------  -----------     -----------
Revenues:
 Rental and earned
  income...........  $15,490,615    $4,301,673   $        0   $        0   $         0 $19,792,288  $24,048,982 (a)
                                                                                                         22,468 (b) $43,863,738
 Fees..............            0             0    8,310,836    5,965,110        73,704  14,349,650   (9,120,180)(c)
                                                                                                     (2,662,141)(d)   2,567,329
 Interest and
  other income.....    3,967,318        80,814      165,569            0    10,932,843  15,146,544      249,395 (e)  15,395,939
                     -----------    ----------   ----------   ----------   ----------- -----------  -----------     -----------
   Total Revenue...   19,457,933     4,382,487    8,476,405    5,965,110    11,006,547  49,288,482   12,538,524      61,827,006
Expenses:
 General and
  administrative...    1,010,725       212,286    4,266,169    1,889,904       828,848   8,207,932     (745,328)(f)
                                                                                                     (1,619,238)(g)
                                                                                                        (36,462)(h)   5,806,904
 Advisory fees.....      804,879        40,087            0            0     1,802,532   2,647,498   (2,647,498)(i)           0
 Fees to
  Restaurant
  Financial
  Services Group...            0             0      151,041      594,041             0     745,082     (745,082)(n)           0
 Interest..........            0             0      162,153      183,315     8,320,000   8,665,468      (81,594)(m)   8,583,874
 State taxes.......      251,358        20,559       12,084        1,294         1,600     286,895       23,876 (j)     310,771
 Depreciation--
  other............            0             0       48,490       14,637             0      63,127          --           63,127
 Depreciation--
  property.........    1,784,269       561,883            0            0             0   2,346,152    3,155,758 (k)   5,501,910
 Amortization......       10,793         2,000       18,093       61,324       916,577   1,008,787    2,082,506 (l)   3,091,293
                     -----------    ----------   ----------   ----------   ----------- -----------  -----------     -----------
   Total operating
    expenses.......    3,862,024       836,815    4,658,030    2,744,515    11,869,557  23,970,941     (613,062)     23,357,879
                     -----------    ----------   ----------   ----------   ----------- -----------  -----------     -----------
Operating earnings
 (losses)..........   15,595,909     3,545,672    3,818,375    3,220,595     (863,010)  25,317,541   13,151,586      38,469,127
 Equity in
  earnings of
  joint
  ventures/minority
  interest.........      (31,453)       73,507            0     (126,627)            0     (84,573)         --          (84,573)
Gain on sale of
 properties........            0        41,148            0            0             0      41,148          --           41,148
                     -----------    ----------   ----------   ----------   ----------- -----------  -----------     -----------
Net earnings before
 income taxes......   15,564,456     3,660,327    3,818,375    3,093,968     (863,010)  25,274,116   13,151,586      38,425,702
 Provision
  (credit) for
  federal income
  taxes............            0             0    1,508,258    1,272,133     (317,785)   2,462,606   (2,462,606)(o)           0
                     -----------    ----------   ----------   ----------   ----------- -----------  -----------     -----------
Net earnings
 (losses)..........  $15,564,456    $3,660,327   $2,310,117   $1,821,835   $ (545,225) $22,811,510  $15,614,192     $38,425,702
                     ===========    ==========   ==========   ==========   =========== ===========  ===========     ===========
Earnings per
 share.............  $      0.66                                                                                    $      0.51
                     ===========                                                                                    ===========
Shares outstanding:
 Weighted
  average..........   23,423,868                                                                                     74,684,706(p)
                     ===========                                                                                    ===========
 End of period.....   36,192,971                                                                                     74,684,706
                     ===========                                                                                    ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                         PRO FORMA FINANCIAL STATEMENTS

1.Basis of Presentation

   The Pro Forma Balance Sheet as of September 30, 1998 reflects the transactions of the acquisition of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group (the "Acquisition Proposal") as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the nine months ended September 30, 1998, and for the year ended December 31, 1997, have been prepared to reflect a) the issuance of additional shares and the property acquisitions completed from January 1, 1997 through November 30, 1998 ("Offering and Property Transactions") and b) the transactions of the Acquisition Proposal as set forth in this Proxy Statement. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company and the historical combined financial information of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and the CNL Restaurant Financial Services Group. The Pro Forma Balance Sheet was prepared as if the Offering and Property Transactions and the Acquisition Proposal occurred on September 30, 1998. The Pro Forma Statements of Earnings were prepared as if the Property Acquisitions and the Acquisition Proposal occurred as of January 1, 1997. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the Offering and Acquisition Transaction and the Acquisition Proposal had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the Acquisition Proposal have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2.Method of Accounting

   The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group will be accounted for under the purchase accounting method. The Company will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the Company will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an operating expense on the Company's consolidated statements of earnings, but the Company will not deduct this expense for purposes of calculating funds from operations due to the non-recurring and non-cash nature of the expense.

   All significant intercompany balances and transactions between the Company, CNL Income Fund, Advisor and CNL Restaurant Financial Services Group have been eliminated in the pro forma financial statements.

3.Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of September 30, 1998, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at an annual meeting of stockholders, the stockholders of the Company approved an amendment to increase the number of authorized shares to an amount necessary to enable the Company to issue the shares for the Acquisition.

     (1) Represents the payment of $515,523 in cash and the issuance of 16,569,395 common shares in consideration for the purchase of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 at a share price of $10 plus estimated transaction costs. The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group has been accounted for under the purchase accounting method and goodwill was recognized to the extent that the consideration paid

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

  exceeded the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on the Company's statement of earnings. The Company will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by the Company.

     CNL Income Fund.............................................. $ 43,209,473
     Advisor......................................................   76,000,000
     CNL Restaurant Financial Services Group......................   47,000,000
                                                                   ------------
       Total Purchase Price (cash and shares).....................  166,209,473
     Less cash paid to CNL Income Fund............................     (515,523)
                                                                   ------------
       Share consideration........................................  165,693,950
     Transaction costs of the Company.............................    8,933,000
                                                                   ------------
       Total costs incurred....................................... $174,626,950
                                                                   ============

     In addition, the Company i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the CNL Income Fund carrying value of land and building on operating leases by $6,218,790, net investment in direct financing leases by $1,058,396, investment in joint venture by $291,069, made downward adjustments to the carrying value of accrued rental income of $1,398,364, made downward adjustments to other assets of $3,678,872 to adjust historical values to fair value, iii) recorded goodwill of $41,650,124 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $76,703,996 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $39,385,933 of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group.

     (2) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

     (3) Represents the elimination by the CNL Income Fund of $5,178 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by the Company of $1,208,000 in related party payables recorded as receivables by the Advisor.

     (4) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

4.Adjustments to Pro Forma Income Statements

    (I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the nine months ended September 30, 1998, as if the Acquisition was consummated as of January 1, 1997.

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

  (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and
      2) properties that were developed by the Company from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period.)

       Rental and earned income on Property Transactions by
        the Company.................................................. $9,635,208

  (b) Represents $25,927 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.

  (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees.......................................... $ (1,569,202)
       Secured equipment lease fee...............................      (44,426)
       Advisory fees.............................................   (1,751,456)
       Reimbursement of administrative costs.....................     (297,229)
       Acquisition fees..........................................  (15,392,193)
       Underwriting fees.........................................     (254,945)
       Administrative fees.......................................     (148,491)
       Executive fee.............................................     (310,000)
       Guarantee fees............................................      (93,750)
       Servicing fee.............................................   (1,014,117)
       Development fees..........................................     (166,876)
       Consulting fee............................................       (1,511)
                                                                  ------------
         Total................................................... $(21,044,196)
                                                                  ============

  (d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

  (e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

  (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

       Reimbursement of administrative costs...................... $  (297,229)
       Servicing fee..............................................  (1,014,117)
                                                                   -----------
                                                                   $(1,311,346)
                                                                   ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


  (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and 2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

       General and administrative costs............................ $(1,415,100)

  (h) Represents savings of $29,910 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

  (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services
      Group:

       Advisory fees............................................... $(1,751,456)
       Administrative fees.........................................    (148,491)
       Executive fee...............................................    (310,000)
       Guarantee fees..............................................     (93,750)
                                                                    -----------
                                                                    $(2,303,697)
                                                                    ===========

  (j) Represents additional income taxes of $61,129 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.

  (k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

       Depreciation expense.......................................... $1,505,509

  (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (2)

       Amortization of goodwill...................................... $1,561,880

  (m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in II (d ) below.

       Interest expense............................................... $(68,670)

  (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees............................................ $(1,569,202)
       Underwriting fees...........................................    (254,945)
       Consulting fee..............................................      (1,511)
                                                                    -----------
                                                                    $(1,825,658)
                                                                    ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

  (o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

  (p) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the proforma financial statements, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

(II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1997, as if the Acquisition was consummated as of January 1, 1997.

  (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and
      2) properties that were developed by the Company from January 1, 1997 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period.)

       Rental and earned income on Property Transactions by the
        Company.................................................. $24,048,982

  (b) Represents $22,468 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.

  (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees........................................... $  (594,041)
       Secured equipment lease fee................................    (375,219)
       Advisory fees..............................................  (1,815,767)
       Reimbursement of administrative costs......................    (146,340)
       Acquisition fees...........................................  (3,887,483)
       Underwriting fees..........................................    (151,041)
       Administrative fees........................................    (269,231)
       Executive fee..............................................    (250,000)
       Guarantee fees.............................................    (312,500)
       Arrangement fees...........................................    (350,000)
       Servicing fee..............................................    (598,988)
       Development fees...........................................    (369,570)
                                                                   -----------
         Total.................................................... $(9,120,180)
                                                                   ===========

  (d) Represents the deferral of $2,662,141 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

  (e) Represents the elimination of interest income of $1,931,331 earned during the year ended December 31, 1997 assuming all monies raised during 1997 and all cash held on January 1, 1997 was

                      CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

     used to effect the Acquisition on January 1, 1997, represents interest income of $2,047,619 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the recognition of $133,107 of origination fees collected during the year ended December 31, 1997 which were deferred in (d) and are being amortized and recorded as interest income.

  (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

       Reimbursement of administrative costs........................ $(146,340)
       Servicing fee................................................  (598,988)
                                                                     ---------
                                                                     $(745,328)
                                                                     =========

  (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and 2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

       General and administrative costs........................... $(1,619,238)

  (h) Represents savings of $36,462 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

  (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services
      Group:

       Advisory fees............................................... $(1,815,767)
       Administrative fees.........................................    (269,231)
       Executive fee...............................................    (250,000)
       Guarantee fees..............................................    (312,500)
                                                                    -----------
                                                                    $(2,647,498)
                                                                    ===========

  (j) Represents additional income taxes of $23,876 resulting from assuming that acquisitions from January 1, 1997 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.

  (k) Represents increase in depreciation of the building portion of the properties acquired from January 1, 1997 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

       Depreciation expense.......................................... $3,155,758

  (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (2)

       Amortization of goodwill..................................... $2,082,506

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


  (m) Represents elimination of yearly amortization of arrangement fees of $350,000 capitalized as deferred costs and amortized as interest expense and the capitalization of interest expense during the period that properties were under development.

       Amortization of arrangement fees.............................. $(24,144)
       Capitalization of interest during development period..........  (57,450)
                                                                      --------
                                                                      $(81,594)
                                                                      ========

  (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees.............................................. $(594,041)
       Underwriting fees.............................................  (151,041)
                                                                      ---------
                                                                      $(745,082)
                                                                      =========

  (o) Represents the elimination of $2,462,606 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

  (p) Common shares issued during the period were assumed to have been issued and outstanding as of January 1, 1997. For purposes of the proforma financial statement, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

                                                                     Appendix A

             [LETTERHEAD OF LEGG MASON WOOD WALKER, INCORPORATED]

                                March 10, 1999

James M. Seneff, Jr.
Robert A. Bourne
CNL Realty Corporation
as General Partners of
CNL Income Fund XVI, Ltd.
400 East South Street
Orlando, FL 32801-2878

               Re: CNL Income Fund XVI, Ltd. (the "Partnership")

Gentlemen:

   You have requested our opinion as investment bankers (a) as to the fairness, from a financial point of view, to the Partnership and its limited partners of the shares of common stock (the "Common Stock") of CNL American Properties Fund, Inc. (the "Acquiror") offered to them in the Merger (as defined below), (b) as to the fairness, from a financial point of view, of the aggregate Common Stock offered to the CNL Income Funds (as defined below) in the Merger Transactions (as defined below) and (c) as to the fairness, from a financial point of view, of the method of allocating the aggregate shares of Common Stock among the CNL Income Funds in the Merger Transactions. Under the terms of an agreement and plan of merger (the "Merger Agreement"), dated March 11, 1999, between the Partnership and the Acquiror, the Partnership will merge with and into a wholly owned subsidiary of the Acquiror and the partners of the Partnership will be offered shares of Common Stock as determined pursuant to the Merger Agreement (the "Share Consideration"); such transaction is hereafter referred to as the "Merger."

   The Partnership is one of eighteen Florida limited partnerships (the "CNL Income Funds") served by Messrs. Seneff, Bourne and CNL Realty Corporation as general partners (the "General Partners"). Each CNL Income Fund has executed a merger agreement with the Acquiror on terms similar to the Merger Agreement. The transactions to occur under such merger agreements are referred to as the "Merger Transactions."

   In connection with our opinion, we have, among other things:

     (i) reviewed the Merger Agreement and the merger agreements for each of the Merger Transactions;

     (ii) reviewed the Registration Statement on Form S-4 with respect to the Merger Transactions as filed on March 12, 1999;

     (iii) reviewed the financial statements and the related filings of the Partnership and the other CNL Income Funds on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (iv) reviewed the financial statements and the related filings of the Acquiror on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (v) reviewed certain internal information concerning the business and operations of the Partnership and the other CNL Income Funds furnished to us by the General Partners, including a draft of the Partnership's and the other CNL Income Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vi) reviewed certain internal information concerning the business and operations of the Acquiror furnished to us by management of the Acquiror, including a draft of the Acquiror's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vii) reviewed certain financial data and operating statistics relating to the Partnership, the other CNL Income Funds and the Acquiror provided by the General Partners and the Acquiror and compared them with similar information of selected public companies that we deemed relevant to our inquiry;

     (viii) reviewed the appraisal (the "Appraisal") of the properties of the Partnership and the other CNL Income Funds prepared by Valuation Associates and dated January 6, 1999;

     (ix) held meetings and discussions with certain directors, officers and employees of the General Partners and the Acquiror concerning the operations, financial condition and future prospects of the Partnership, the other CNL Income Funds and the Acquiror; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Partnership, the other CNL Income Funds and the Acquiror. We have further relied upon the assurances of the General Partners that they are unaware of any factors that would materially alter the conclusions made in Legg Mason's fairness opinion, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments of the General Partners and the Acquiror as to the future performance of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason also assumed, with the consent of the General Partners, that any material liabilities (contingent or otherwise, known or unknown) of the Partnership, the other CNL Income Funds and the Acquiror are as set forth in the financial statements of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason also assumed with the consent of the General Partners that the table prepared by or for the General Partners of the allocation of Share Consideration among the General Partners and the limited partners of the Partnership has been prepared in accordance with and complies with the terms and conditions of the partnership agreement of the Partnership. Legg Mason also assumed that the Appraisal was reasonably prepared by and reflected the good faith judgments of Valuation Associates and Legg Mason does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership, the other CNL Income Funds or the Acquiror. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof.

   We have acted as financial advisor to the General Partners and will receive a fee for our services. It is understood that this letter is for the information of the General Partners in their evaluation of the Merger Transactions and our opinion does not constitute a recommendation to the General Partners or any limited partner of the Partnership or any of the other CNL Income Funds as to how such partner should vote on the Merger or the Merger Transactions, as the case may be, or as to whether such partner should elect to receive the Share Consideration or cash and promissory notes of the Acquiror. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. Additionally, our opinion does not compare the relative merits of the Merger and the Merger Transactions with those of any other transaction or business strategy which were or might have been considered by the General Partners as alternatives to the Merger and the Merger Transactions.

   It should be noted that in rendering this opinion with respect to the fairness, from a financial point of view, of (i) the Share Consideration to be offered with respect to the Partnership, (ii) the aggregate Common

Stock offered with respect to the CNL Income Funds and (iii) the method of allocating the shares of Common Stock of the Acquiror among the CNL Income Funds, Legg Mason has neither addressed, nor are we rendering any opinion with respect to, any other aspect of the Merger Transactions, including (a) the value or fairness of the cash and promissory notes option, (b) the prices at which the shares of Common Stock may trade following the Merger Transactions or the trading value of the shares to be offered compared with the current fair market value of the portfolios or other assets of the Partnership and the other CNL Income Funds if liquidated in real estate markets, (c) the tax effect of any aspect of the Merger Transactions, (d) the fairness of the amounts or allocation of the costs of the Merger Transactions or the amounts of such costs allocated to the limited partners or, (e) any other matters with respect to any specific individual partner or class of partners of the Partnership or the other CNL Income Funds.

   Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consideration offered to the Partnership and its limited partners in the Merger, the aggregate shares of Common Stock offered by the Acquiror with respect to the CNL Income Funds in the Merger Transactions and the method of allocating the shares of Common Stock among the CNL Income Funds in the Merger Transactions are fair from a financial point of view.

                                          Very truly yours,

                                          /s/ Legg Mason Wood Walker,
                                           Incorporated
                                          -------------------------------------
                                          Legg Mason Wood Walker, Incorporated

                                                                      Appendix B

                          AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger is entered into as of this 11th day of March, 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund XVI, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                   RECITALS:

   WHEREAS, the Parties hereto desire to consummate a merger (the "Merger") whereby the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") and the Florida Revised Uniform Limited Partnership Act (the "Florida RULPA");

   WHEREAS, the Fund is one of 18 CNL Income Funds (collectively with the Fund, the "CNL Income Funds") that APF is proposing to acquire (the "Proposed Acquisitions");

   WHEREAS, the Special Committee (the "Special Committee") of the independent members of the Board of Directors of APF has received a fairness opinion (the "Fairness Opinion") from Merrill Lynch & Co. as to the fairness to APF, from a financial point of view, of the consideration to be paid in connection with the Proposed Acquisitions;

   WHEREAS, the Special Committee has recommended the Merger to the Board of Directors of APF and the Board has approved the proposal to consummate the Merger (the "Merger Proposal") and the related transactions;

   WHEREAS, Legg Mason Wood Walker Incorporated has delivered a fairness opinion (the "Fund Fairness Opinion") to the General Partners as to the fairness to the Fund and its limited partners from a financial point of view, of the APF Common Share consideration offered to the Fund and its limited partners; and

   WHEREAS, the Board of Directors of the OP General Partner has unanimously approved the Merger Proposal;

   NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

                                   ARTICLE I

                                  Definitions

   1.1 Terms Defined in this Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth below:

   "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

   "Affiliated Group" means any affiliated group within the meaning of Code
(S)1504, or any similar group defined under a similar provision of state, local or foreign law.

   "Agreement" means this Agreement, as amended from time to time.

   "APF" has the meaning set forth in the preface above.

   "APF Common Shares" shall mean the shares of common stock, par value $0.01, of APF.

   "APF Indemnity Claim" has the meaning set forth in Section 12.1 below.

   "APF SEC Documents" has the meaning set forth in Section 6.7 below.

   "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms the basis for any specified consequence.

   "Business Combination" has the meaning set forth in Section 4.1(b) below.

   "Cash/Note Option" has the meaning set forth in Section 4.4 below.

   "Closing" has the meaning set forth in Section 2.3 below.

   "CNL Income Funds" has the meaning set forth in the second paragraph of the Recitals above.

   "Closing Date" has the meaning set forth in Section 2.3 below.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Confidential Information" means any information concerning the businesses and affairs of the Fund, the Operating Partnership or APF, if any, that is not already generally available to the public.

   "Delaware RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Disclosure Schedule" has the meaning set forth in the first paragraph of
Article VII below.

   "Dissenting Partners" has the meaning set forth in Section 4.4 below.

   "Effective Time" has the meaning set forth in Section 2.2 below.

   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) tax-qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) tax-qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

   "Fairness Opinion" has the meaning set forth in the third paragraph of the Recitals above.

   "Florida RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Fund" has the meaning set forth in the preface above.

   "Fund Articles of Merger" has the meaning set forth in Section 2.2 below.

   "Fund Fairness Opinion" has the meaning set forth in the fifth paragraph of the recitals above.

   "Fund Indemnity Claim" has the meaning set forth in Section 12.2 below.

   "Fund Interests" means the general and limited partnership interests in the Fund.

   "Fund SEC Documents" has the meaning set forth in Section 7.7 below.

   "GAAP" means United States generally accepted accounting principles as in effect from time to time.

   "General Partners" has the meaning set forth in the preface above.

   "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation but excluding commercially available shrink wrap software), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

   "IRS" means the Internal Revenue Service.

   "Knowledge" means in the case of the Fund, CNL Realty Corporation, Inc., APF and the OP General Partner, the actual knowledge of a director or an executive officer after reasonable investigation and, in the case of the individual General Partners, the collective actual Knowledge of all of the General Partners after reasonable investigation. For the purposes of this Agreement, the Knowledge of one General Partner shall be attributed to the other General Partners.

   "Known" and "Knowingly" mean that the Fund, any General Partner or APF, as applicable, had Knowledge of the particular matter or took the action described with prior Knowledge.

   "Liability" means any liability (whether Known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

   "Material Adverse Effect" means, as to any Party, a material adverse effect on the business, properties, operations or condition (financial or otherwise) which is not related to an industry-wide change in the economy or market or other conditions affecting all businesses in the industry of the Party to which the term is applied.

   "Merger" has the meaning set forth in the first paragraph of the Recitals above.

   "Merger Proposal" has the meaning set forth in fourth paragraph of the Recitals above.

   "Most Recent 10-Q" has the meaning set forth in Section 7.5 below.

   "Most Recent Balance Sheet" means the most recent balance sheet filed in a Fund SEC Document.

   "Notes" has the meaning set forth in Section 4.4 below.

   "NYSE" means the New York Stock Exchange.

   "OP Certificate of Merger" has the meaning set forth in Section 2.2 below.

   "OP General Partner" has the meaning set forth in the Preface above.

   "OP Limited Partner" means CNL APF LP Corp., a Delaware corporation and wholly owned subsidiary of APF.

   "Operating Partnership" has the meaning set forth in the preface above.

   "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

   "Party" or "Parties" has the meaning set forth in the preface above.

   "Partner" means any holder of Fund Interests.

   "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or other entity.

   "Proposed Acquisitions" has the meaning set forth in the second paragraph of the Recitals above.

   "Registration Statement" means the registration statement on Form S-4 to be filed by APF to register the APF Common Shares to be issued as Share Consideration in the Merger.

   "Representative" has the meaning set forth in Section 12.3 below.

   "SEC" means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (e) any minor imperfection of title or similar lien which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on such Party.

   "Share Consideration" has the meaning set forth in Section 4.1(a) below.

   "Special Committee" has the meaning set forth in the third paragraph to the Recitals above.

   "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or has the power to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or otherwise control the management.

   "Surviving Partnership" has the meaning set forth in Section 2.1 below.

   "Takeover Statute" has the meaning set forth in Section 8.9 below.

   "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code

(S)59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

   "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

   "Third-Party Claim" has the meaning set forth in Section 12.4 below.

                                   ARTICLE II

                        Merger; Effective Time; Closing

   2.1 Merger. Subject to the terms and conditions of this Agreement, the Delaware RULPA and the Florida RULPA, at the Effective Time, the Operating Partnership and the Fund shall consummate the Merger in which (i) the Fund shall be merged with and into the Operating Partnership and the separate limited partnership existence of the Fund shall thereupon cease, (ii) the Operating Partnership shall be the successor or surviving limited partnership in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate limited partnership existence of the Operating Partnership with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The limited partnership surviving the Merger is sometimes hereinafter referred to as the "Surviving Partnership." The Merger shall have the effects set forth in the Delaware RULPA and the Florida RULPA. As a result of the Merger, the outstanding Fund Interests shall be converted or cancelled in the manner provided in Article IV.

   2.2 Effective Time. On the Closing Date, subject to the terms and conditions of this Agreement, the Operating Partnership and the Fund shall (i) execute or cause to be executed (A) a Certificate of Merger in the form required by the Delaware RULPA (the "OP Certificate of Merger") and (B) Articles of Merger in the form required by the Florida RULPA (the "Fund Articles of Merger"), and
(ii) cause the OP Certificate of Merger to be filed with the Delaware Secretary of State as provided in the Delaware RULPA and the Fund Articles of Merger to be filed with the Florida Department of State as provided in the Florida RULPA, in each case, on the Closing Date or as soon as practicable thereafter. The Merger shall become effective at (i) such time as the OP Certificate of Merger has been duly filed with the Delaware of Secretary of State and the Fund Articles of Merger has been duly filed with the Florida Department of State or
(ii) such other time as is agreed upon by APF, the OP General Partner and the General Partners and specified in the OP Certificate of Merger and the Fund Articles of Merger. Such time is hereinafter referred to as the "Effective Time."

   2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Shaw Pittman Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, commencing at 9:00 a.m. local time on such date as within five (5) business days following the fulfillment or waiver of the conditions set forth in Article X (other than conditions which by their nature are intended to be fulfilled at the Closing) or such other place or time or on such other date as APF, the OP General Partner and the General Partners may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article X (the "Closing Date"). In no event shall the Closing Date be a date subsequent to December 31, 1999. At the Closing, there shall be delivered to APF, the Operating Partnership, the OP General Partner, the General Partners and the Fund the certificates and other documents and instruments required to be delivered under
Article X.

   2.4 Further Assurances. Each Party hereto will execute such further documents and instruments and take such further actions as may be reasonably requested by one or more of the other Parties to consummate the Merger, to vest the Surviving Partnership with full title to all assets, properties, rights, approvals, immunities and franchises of either the Fund or the Operating Partnership or to effect the other purposes of this Agreement.

                                  ARTICLE III

 Certificate of Limited Partnership; Limited Partnership Agreement;and General
                        Partner of Surviving Partnership

   3.1 Certificate of Limited Partnership. At the Effective Time, the certificate of limited partnership of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein.

   3.2 Limited Partnership Agreement. At the Effective Time, the limited partnership agreement of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the limited partnership agreement of the Surviving Partnership.

   3.3 General Partner. The general partner of the Operating Partnership immediately prior to the Effective Time shall be the general partner of the Surviving Partnership from and after the Effective Time until it is replaced or it resigns in accordance with the limited partnership agreement of the Surviving Partnership.

                                   ARTICLE IV

              Share Consideration; Payment of Share Consideration

   4.1 Share Consideration; Conversion or Cancellation of Fund Interests in Merger.

   (a) At the Effective Time, by virtue of the Merger and without any action by the Parties, all of the outstanding Fund Interests (i) shall be converted into the right to receive up to 4,320,947 fully paid and nonassessable APF Common Shares (2,160,474 APF Common Shares if the Reverse Split [defined below] occurs before the Closing) (the "Share Consideration") pursuant to the terms of
Section 4.2 below, (ii) shall cease to be outstanding, and (iii) shall be canceled and retired and shall cease to exist, and each Partner, as the holder of such Fund Interests shall cease to have any rights with respect thereto, except the right to receive either (A) APF Common Shares therefor in accordance with this Section 4.1 and Section 4.3 or (B) the cash and Notes in accordance with Section 4.4 below. Subject to the approval of the APF's shareholders of an amendment to its article of incorporation, APF anticipates that prior to the Closing it will effect a one for two reverse stock split (the "Reverse Split") pursuant to which each two shares of APF Common Shares outstanding will be exchanged for one share of APF Common Shares.

   (b) Except for the Reverse Stock Split described in Section 4.1(a), prior to the Effective Time, APF shall not split or combine the APF Common Shares, or pay a stock dividend or other stock distribution in APF Common Shares, or in rights or securities exchangeable for, convertible into or exercisable for APF Common Shares, or otherwise change APF Common Shares into, or exchange APF Common Shares for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of APF as a result of which APF stockholders receive cash, stock, or other property in exchange for, or in connection with, their APF Common Shares (a "Business Combination") or otherwise), or make any other dividend or distribution on or of APF Common Shares (other than regular quarterly cash dividends paid on APF Common Shares or any distribution pursuant to APF's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination, or change.

   (c) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the APF Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

   4.2 Payment of Share Consideration. At the Closing, subject to Section 4.4 below, the Partners shall receive the Share Consideration (less expenses paid by APF on behalf of the Fund), distributed in accordance with the provisions of the Fund's limited partnership agreement as of the Closing Date. For the purposes of this Agreement, the Share Consideration will be reduced (i) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund and (ii) as provided in Section 4.4 below.

   4.3 Fractional APF Common Shares. No certificates representing fractional APF Common Shares shall be issued upon conversion of any Fund Interests. Each Partner of the Fund who would otherwise be entitled to fractional APF Common Shares will receive one APF Common Share for a fractional interest representing 50% or more of one APF Common Share. No APF Common Shares will be issued for a fractional interest representing less than 50% of one APF Common Share.

   4.4 Cash/Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the cash/note option (the "Cash/Note Option"), such Dissenting Partners shall be entitled to receive, in lieu of the Share Consideration, consideration based on such Dissenting Partners' percentage interest (as determined by the Fund's partnership agreement) in the Fund's asset liquidation value of $38,772,898, based on Valuation Associates' appraisal. Such consideration shall be payable 10% in cash and 90% in Callable Notes due in 2006 (the "Notes"). The Notes will bear interest at a fixed rate equal to 120% of the applicable federal rate as of the date the consent solicitation on Form S-4 is mailed to the limited partners. The Share Consideration shall be reduced on a one-for-one basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Cash/Note Option.

                                   ARTICLE V

             Representations and Warranties of The General Partners

   Each General Partner severally represents and warrants to APF and the Operating Partnership that the statements contained in this Article V are correct and complete as of the date hereof and on the Closing Date:

   5.1 Authorization of Transaction. The General Partner has full power and authority (including, as applicable, full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the General Partner, enforceable in accordance with its terms and conditions. The General Partner does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   5.2 Noncontravention. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the General Partner is subject or, as applicable, any provision of the General Partner's articles of incorporation, bylaws or other organizational documents.

                                   ARTICLE VI

 Representations and Warranties of APF, The OPGeneral Partner and The Operating
                                  Partnership

   APF, the OP General Partner and the Operating Partnership jointly and severally represent and warrant to the General Partners and the Fund that the statements contained in this Article VI are correct and complete as of the date hereof and the Closing Date:

   6.1 Organization. APF is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. APF is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on APF. APF has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The OP General Partner is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. The Operating Partnership is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Operating Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Operating Partnership. The Operating Partnership has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. APF and the OP General Partner have delivered to the General Partners and the Fund correct and complete copies of the certificate of incorporation of APF and the OP General Partner and the certificate of limited partnership and the limited partnership agreement of the Operating Partnership (each as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of APF and the OP General Partner and any organizational records of the Operating Partnership have been made available to the General Partners and the Fund and are correct and complete. APF is not in default under or in violation of any provision of its certificate of incorporation, and the Operating Partnership is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   6.2 Capital Stock. The authorized capital stock of APF consists of 125,000,000 shares of common stock, $.01 par value (the "APF Common Shares"), of which 74,696,927 shares are outstanding as of January 31, 1999. Since January 31, 1999, APF has not issued any shares of capital stock. All outstanding APF Common Shares are, and all APF Common Shares issuable under any stock option plans of APF, will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 56,679,053 APF Common Shares which may be issued in connection with APF's acquisition of the other 17 CNL Income Funds in the Proposed Acquisitions and the 12,300,000 APF Shares which may be issued in connection with APF's acquisition of CNL Fund Advisors, Inc., CNL Financial Services, Inc. and CNL Financial Corp., there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which APF is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem, or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock. All of the outstanding general partner interests of the Operating Partnership are owned by the OP General Partner, and all of the outstanding limited partner interests of the Operating Partnership are owned by the OP Limited Partnership, and there are outstanding on the date hereof no options, warrants, rights, commitments or any other agreements of any character to which the Operating Partnership or any partner thereof is a party or which it may be bound requiring it to issue, transfer, sell, purchase, register, redeem or acquire any interest in the Operating Partnership.

   6.3 Authorization for Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of APF will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will be registered under the Securities Act and will be registered or exempt from registration under all applicable state securities laws. The Share Consideration will, when issued, be approved for listing on the NYSE, subject to official notice of issuance.

   6.4 Authorization of Transaction. APF, the OP General Partner and the Operating Partnership have full power and authority (including full corporate and limited partnership, as applicable, power and authority) to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance by APF, the OP General Partner and the Operating Partnership of this Agreement have been duly and validly authorized by the boards of directors of APF and the OP General Partner. This Agreement constitutes the valid and legally binding obligation of APF, the OP General Partner and the Operating Partnership, enforceable in accordance with its terms and conditions. None of APF, the OP General Partner or the Operating Partnership needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   6.5 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which, APF, the OP General Partner or the Operating Partnership is subject or any provision of APF's or the OP General Partner's articles of incorporation or by-laws or the Operating Partnership's certificate of limited partnership or limited partnership agreement or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which APF, the OP General Partner or the Operating Partnership is a party or by which it is bound or to which any of its assets is subject or (iii) result in the imposition of a Security Interest upon any of its assets.

   6.6 Title to Assets. APF has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of its most recent quarterly report on Form 10-Q.

   6.7 Reports and Financial Statements. APF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "APF SEC Documents"). All of the APF SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such APF SEC Documents. None of the APF SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed APF SEC Documents. There is no unresolved violation, criticism or exception by any governmental entity of which APF has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to APF could have a Material Adverse Effect on APF. The financial statements of APF included in the APF SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of APF as of the dates thereof and the results of operations and cash flows of APF for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   6.8 Events Subsequent to September 30, 1998. Since September 30, 1998, nothing has occurred which has had or would reasonably be expected to have a Material Adverse Effect on APF.

   6.9 Litigation. Except as publicly disclosed by APF in its APF SEC Documents or on Schedule 1, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of APF, threatened against APF or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on APF or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by APF in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by APF in any APF SEC Document, none of APF or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on APF or would prevent or delay the consummation of the transactions contemplated hereby.

   6.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by APF for inclusion or incorporation by reference in (i) the Registration Statement to be filed by APF with the SEC in connection with the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement sent by APF to its shareholders pertaining to the Merger will, at the date mailed to shareholders and at the times of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APF, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement or the proxy statement, APF shall promptly so advise the General Partners and such event shall be so described, and such amendment or supplement (which the General Partners shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   6.11 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by APF in its APF SEC Documents or disclosed in
Schedule 1, as of December 31, 1998, to APF's Knowledge, none of APF or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which are not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of APF and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in any reports filed by it with the APF SEC Documents, since December 31, 1998, the business of APF and its Subsidiaries has been carried on only in the ordinary and usual course, to APF's Knowledge, none of APF or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to APF or its Subsidiaries Known to APF having or which could reasonably be expected to have, a Material Adverse Effect on APF.

   6.12 Brokers' Fees. Except for the fees and expenses paid to Merrill Lynch & Co. with respect to the delivery of the Fairness Opinion to the Special Committee and in connection with the financial services provided by Salomon Smith Barney, none of APF, the OP General Partner or the Operating Partnership has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

   6.13 Qualification as a REIT. APF is a "real estate investment trust" for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not cause APF to cease to qualify as a "real estate investment trust" for federal income tax purposes.

   6.14 Compliance with Applicable Law. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, it and its Subsidiaries hold all permits, licenses, variances, exemptions, order and approvals of all governmental entities necessary for the lawful conduct of their respective businesses, except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its

APF SEC Documents, to APF's Knowledge, APF and its Subsidiaries are in compliance with the material terms of its permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF, the businesses of APF and its Subsidiaries are not, to APF's Knowledge, being conducted in violation of any law, ordinance or regulation of any governmental entity except that no representation or warranty is made in this Section 6.14 with respect to environmental laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, no investigation or review by any governmental entity with respect to APF or its Subsidiaries is pending or, to the Knowledge of APF, threatened, nor, to the Knowledge of APF, has any government entity indicated an intention to conduct the same, other than, in each case, those which APF reasonably believes will not have a Material Adverse Effect on APF.

   6.15 Intellectual Property.

   (a) APF owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of APF as presently conducted. Each item of Intellectual Property owned or used by APF immediately prior to the Closing hereunder will be owned or available for use by APF on identical terms and conditions immediately subsequent to the Closing hereunder. APF has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) APF has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of APF's directors or officers (or employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that APF must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of APF which are material to the operation of APF's business.

   (c) APF has no patent or registration which has been issued to APF with respect to any of its Intellectual Property.

   (d) Nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of APF's business as presently conducted.

   6.16 Insurance. With respect to each current insurance policy to which APF is a party, a named insured or is otherwise the beneficiary of coverage, to the knowledge of APF: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither APF nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof.

   6.17 Tenants. To the Knowledge of APF and except as set forth on Schedule 1, no current tenant of a property owned by APF, which as of the date of APF's most recent quarterly report on Form 10-Q represented more than 5% of APF's total revenues, presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   6.18 Disclosure. APF is in compliance in all material respects with its obligation under the Securities Exchange Act to publicly disclose material information in a timely fashion.

                                  ARTICLE VII

               Representations and Warranties Concerning the Fund

   The General Partners and the Fund jointly and severally represent and warrant to APF and the Operating Partnership that the statements contained in this Article VII are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by the General Partners and the Fund to APF and the Operating Partnership in accordance with the provisions of
Section 8.14 (the "Disclosure Schedule"). Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII.

   7.1 Organization, Qualification, and Corporate Power. The Fund is a limited partnership duly organized, validly existing, and in good standing under the laws of Florida. The Fund is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Except as set forth in Section 7.1(a) of the Disclosure Schedule, the Fund has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Section 7.1(b) of the Disclosure Schedule lists the directors and officers of the corporate General Partner. The General Partners have been made available to APF and the Operating Partnership correct and complete copies of the certificate of limited partnership and the limited partnership agreement of the Fund (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the corporate General Partner and any organizational records of the Fund have been made available to APF and the Operating Partnership and are correct and complete in all material respects. The Fund is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   7.2 Capitalization. All of the outstanding ownership interests in the Fund (the "Fund Interests") consist of (i) one percent in general partnership interests and (ii) 4,500,000 units of limited partnership interests. All of the outstanding Fund Interests have been duly authorized, are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Fund to issue, sell, or otherwise cause to become outstanding any additional ownership interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Fund.

   7.3 Authorization of Transaction. The Fund has full power and authority (including full limited partnership power and authority) to execute and deliver this Agreement and, upon the affirmative vote of a majority of the outstanding limited partnership Fund Interests, will have full power and authority (including limited partnership power and authority) to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Fund, enforceable in accordance with its terms and conditions, subject to bankruptcy, insolvency, moratorium and rights of creditors generally. The Fund is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   7.4 Noncontravention. Except as set forth in Section 7.4 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Fund is subject or any provision of the certificate of limited partnership or limited partnership agreement of the Fund or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Fund is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

   7.5 Title to Assets. The Fund has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC (the "Most Recent 10-Q") or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent 10-Q.

   7.6 Subsidiaries. The Fund does not have any Subsidiaries, operating or otherwise.

   7.7 Reports and Financial Statements. The Fund has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "Fund SEC Documents"). All of the Fund SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Fund SEC Documents. None of the Fund SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed Fund SEC Documents. There is no unresolved violation by any governmental entity of which the Fund has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to the Fund could have a Material Adverse Effect on the Fund. The financial statements of the Fund included in the Fund SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Fund as of the dates thereof and the results of operations and cash flows of the Fund for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   7.8 Events Subsequent to the Most Recent 10-Q. Since the date of the Most Recent 10-Q nothing has had a Material Adverse Effect on the Fund. Without limiting the generality of the foregoing, since that date, except as set forth in the appropriately lettered paragraph of Section 7.8 of the Disclosure
Schedule:

   (a) the Fund has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as reasonably determined by the General Partners) in the Ordinary Course of Business;

   (b) the Fund has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 except in the Ordinary Course of Business;

   (c) no party (including the Fund) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which the Fund is a party or by which it is bound except in the Ordinary Course of Business;

   (d) the Fund has not imposed any Security Interest upon any of its assets, tangible or intangible except in the Ordinary Course of Business;

   (e) the Fund has not made any capital expenditure (or series of related capital expenditures) involving more than $50,000 except in the Ordinary Course of Business;

   (f) the Fund has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

   (g) the Fund has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

   (h) the Fund has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

   (i) the Fund has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

   (j) the Fund has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

   (k) there has been no change made or authorized in the certificate of limited partnership or limited partnership agreement of the Fund;

   (l) the Fund has not issued, sold, or otherwise disposed of any ownership interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any ownership interests in the Fund;

   (m) the Fund has not declared, set aside, or paid any dividend or made any distribution with respect to its ownership interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its ownership interests other than distributions consistent with past practices;

   (n) the Fund has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

   (o) the Fund has not made any loan to, or entered into any other transaction with, any of the General Partners or the directors, officers, or employees of the corporate General Partner outside the Ordinary Course of Business;

   (p) the Fund has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

   (q) the Fund has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

   (r) to the Knowledge of the General Partners, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Fund; and

   (s) the Fund is not under any legal obligation, whether written or oral, to do any of the foregoing.

   7.9 Undisclosed Liabilities. The Fund does not have any Liability (and, to the Knowledge of the General Partners, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or which are not in the aggregate material.

   7.10 Legal Compliance. Except as disclosed in the Fund SEC Documents, the Fund has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder), the violation of which could cause a Material Adverse Effect to the Fund, of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

   7.11 Tax Matters.

   (a) The Fund has filed all material Tax Returns that it was required to file, including, without limitation, any material Tax Returns required to be filed with any state. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Fund (as shown on any filed Tax Return) have been paid. The Fund currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Fund does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Fund that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) The Fund has withheld and, if due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, Partner, or other third party.

   (c) The General Partners do not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Fund either (A) claimed or raised by any authority in writing or (B) as to which any of the General Partners has Knowledge. Section 7.11(c) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Fund for taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Fund since December 31, 1996.

   (d) The Fund has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) The Fund has not filed a consent under Code (S)341(f) concerning collapsible corporations. The Fund has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code (S)280G. The Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. The Fund is not a party to any Tax allocation or sharing agreement. The Fund (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Fund) or (B) has any Liability for the Taxes of any Person (other than the Fund) under Treas. Reg. (S)1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

   7.12 Real Property.

   Section 7.12(a) of the Disclosure Schedule lists and describes briefly all real property owned, leased or subleased by the Fund. Section 7.12(b) of the Disclosure Schedule lists all leases and subleases to which the Fund is a party, and the General Partners have made available to APF correct and complete copies of all such leases and subleases (as amended to date). With respect to each lease and sublease listed in Section 7.12(b) of the Disclosure Schedule:

   (a) the lease or, to the Knowledge of the General Partners, the sublease is legal, valid, binding, enforceable, and in full force and effect, except as may be affected by bankruptcy, insolvency, moratorium and the rights of creditors generally;

   (b) no consent is required with respect to the lease or sublease as a result of this Agreement, and the actions contemplated by this Agreement will not result in the change of any terms of the lease or sublease or otherwise affect the ongoing validity of the lease or sublease;

   (c) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

   (d) no party to the lease or, to knowledge of the General Partners, sublease has repudiated any provision thereof;

   (e) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or, to the Knowledge of the General Partners, sublease;

   (f) the Fund has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

   (g) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required by the Fund in connection with the operation thereof and, to the Knowledge of the General Partners, have been operated and maintained in all material respects in accordance with applicable laws, rules, and regulations; and

   (h) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

   7.13 Intellectual Property.

   (a) The Fund owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of the Fund as presently conducted. Each item of Intellectual Property owned or used by the Fund immediately prior to the Closing hereunder will be owned or available for use by the Fund on identical terms and conditions immediately subsequent to the Closing hereunder. The Fund has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) The Fund has not Knowingly interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the General Partners nor any of the corporate General Partner's directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Fund must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the General Partners, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Fund which are material to the operation of the Fund's business.

   (c) The Fund has no patent or registration which has been issued to the Fund with respect to any of its Intellectual Property.

   (d) Section 7.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Fund uses pursuant to license, sublicense, agreement, or permission. The General

Partners have made available to APF and the Operating Partnership correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).

   (e) To the Knowledge of the General Partners, nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Fund's business as presently conducted.

   7.14 Tangible Assets. The Fund owns or leases all buildings, machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted. Each such tangible asset is free from all material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The Most Recent Balance Sheet sets forth all of the assets, in the opinion of the General Partners, necessary to conduct the Fund's business as it is currently being conducted.

   7.15 Contracts. Section 7.15 of the Disclosure Schedule lists all of the following types of contracts and other agreements to which the Fund is a party:

   (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

   (b) any agreement concerning a partnership or joint venture;

   (c) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

   (d) any agreement concerning confidentiality or noncompetition;

   (e) any agreement with any General Partner or any of their Affiliates (other than the Fund);

   (f) any agreement under which it has advanced or loaned any amount to any of the General Partners or the corporate General Partner's directors, officers, and employees outside the Ordinary Course of Business; or

   (g) any agreement under which the consequences of a default or termination could have a Material Adverse Effect.

   The General Partners have made available to APF and the Operating Partnership a correct and complete copy of each written agreement listed in
Section 7.15 of the Disclosure Schedule (as amended to date) which is not included as an exhibit to a Fund SEC Document and a written summary setting forth the terms and conditions of each oral agreement referred to in Section
7.15 of the Disclosure Schedule. With respect to each agreement set forth in
Section 7.15 of the Disclosure Schedule or filed as an exhibit to a Fund SEC
Document: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

   7.16 Notes and Accounts Receivable. All notes and accounts receivable of the Fund are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Fund.

   7.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Fund.

   7.18 Insurance. Section 7.18 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Fund has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets): (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; and (iii) the policy number and the period of coverage. With respect to each current insurance policy, to the Knowledge of the General Partners and the Fund: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Fund nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Fund has been covered during the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets) by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period. Section 7.18 of the Disclosure Schedule describes any self-insurance arrangements affecting the Fund.

   7.19 Litigation. Section 7.19 of the Disclosure Schedule sets forth each instance, not already disclosed in the Fund SEC Documents, in which the Fund
(i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to or, to its Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section
7.19 of the Disclosure Schedule or the Fund SEC Documents could result in any Material Adverse Effect on the Fund. None of the General Partners has any reason to believe that any additional such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Fund.

   7.20 Tenants. To the Knowledge of any of the General Partners, no current tenant of a property owned by the Fund presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   7.21 Employees. The Fund does not have and has never had any employees, officers or directors. The Fund is not and has never been a party to or had any liability with respect to any Employee Benefit Plan.

   7.22 Guaranties. The Fund is not a guarantor of and is not otherwise liable for any liability or obligation (including indebtedness) of any other Person.

   7.23 Registration Statement. The information furnished by the Fund for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.24 Environmental Matters. The Fund is currently in compliance with all material environmental laws, ordinances, regulations and orders applicable to its business or properties, and, to the Knowledge of the General Partners, the tenants' present uses of the Fund's properties, whether leased or owned, do not materially violate any such laws, ordinances, regulations or orders. The Fund is not subject to any Liability or claim in connection with any environmental law or any use, treatment, storage or disposal of any hazardous substance or material or pollutant or any spill, leakage, discharge or release of any hazardous substance or material or pollutant as a result of having owned or operated any business prior to the Effective Time, which if a violation existed would have a Material Adverse Effect on the Fund.

   7.25 Vote Required. The affirmative vote of at least a majority of the outstanding Fund Interests is the only vote of any security holder in the Fund (under applicable law or otherwise) required to approve the Merger, this Agreement and the other transactions contemplated hereby.

   7.26 Disclosure. The representations and warranties contained in this
Article VII do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VII not misleading.

                                  ARTICLE VIII
                             Pre-Closing Covenants

   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

   8.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article X below).

   8.2 Notices and Consents. The General Partners shall give any notices to third parties and obtain any third party consents referred to in Sections 5.1, 5.2, 7.3 and 7.4 above and the related sections of the Disclosure Schedule. APF, the OP General Partner and the Operating Partnership shall give any notices to third parties and obtain any third party consents referred to in Sections 6.4 and 6.5 above. Each of the Parties shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 5.1, 6.4 and
7.3 above.

   8.3 Maintenance of Business; Prohibited Acts. During the period from the date of this Agreement to the Effective Time, the General Partners will not, and will not cause the Fund to, take any action that adversely affects the ability of the Fund (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organizations, and (iii) to preserve its relationships with its tenants; and the General Partners will not allow the Fund to, without the OP General Partner's prior written consent, which consent shall not be unreasonably withheld:

   (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrance of (i) any additional ownership interests (including the Fund Interests), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its ownership interests or any other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or (ii) any other securities in respect of, in lieu of or in substitution for the Fund Interests outstanding on the date hereof;

   (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Fund Interests);

   (c) split, combine, subdivide or reclassify any of its ownership interests or otherwise make any payments to the Partners; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution in respect of its ownership interests at such times and in such manner and amount as may be consistent with the Fund's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from December 31, 1998 through the Effective Time, to the extent not otherwise paid or distributed to the Partners), or (ii) any distribution of property necessary for the representation and warranty set forth in Section
7.11 to be true and correct;

   (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

   (e) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation outside the Ordinary Course of Business;

   (f) other than as may be necessary to consummate the Merger, adopt any amendments to its certificate of limited partnership or limited partnership agreement;

   (g) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, outside the Ordinary Course of Business;

   (h) engage in the conduct of any business the nature of which is materially different from the business in which the Fund is currently engaged;

   (i) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Fund;

   (j) forgive any indebtedness owed to the Fund or convert or contribute by way of capital contribution any such indebtedness owed;

   (k) authorize or enter into any agreement providing for management services to be provided by the Fund to any third party or an increase in management fees paid by any third party under existing management agreements;

   (l) mortgage, pledge, encumber, sell, lease or transfer any material assets of the Fund except as contemplated by this Agreement;

   (m) authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

   (n) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.

   8.4 Full Access. The General Partners shall permit representatives of APF and the OP General Partner to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Fund to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Fund. APF, the OP General Partner and the Operating Partnership shall permit representatives of the General Partners and the Fund to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of APF and the Operating Partnership to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to APF, the OP General Partner and the Operating Partnership. The Parties agree that any information obtained in connection with the exercise of their rights pursuant to this Section 8.4 shall be Confidential Information for purposes of this Agreement.

   8.5 Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Articles V, VI or VII above, as applicable. No disclosure by any Party pursuant to this Section 8.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

   8.6 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of APF, the Operating Partnership, the General Partners and the Fund shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of APF after the Effective Time as a real estate investment trust as defined within Section 856 of the Code.

   8.7 Fund Partner Approval. The General Partners hereby agree to vote the Fund Interests owned by them in favor of this Agreement and the transactions contemplated hereby and agree, subject to the satisfaction of their fiduciary duties as general partners under Florida law, as reasonably determined by the General Partners, to recommend that the limited Partners of the Fund vote their Fund Interests in favor of this Agreement and the transactions contemplated hereby.

   8.8 Delivery of Certain Financial Statements.

   (a) In addition to disclosure in Fund SEC Documents required to be filed by the Fund, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, the Fund shall provide to APF and the OP General Partner with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by the Fund and each of the General Partners that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of the Fund as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   (b) In addition to disclosure in APF SEC Documents required to be filed by APF, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, APF shall provide to the Fund and the General Partners with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by APF that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of APF as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   8.9 State Takeover Statutes. APF, the APF Board of Directors, the Operating Partnership, the Fund and the General Partners shall (i) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation, including without limitation, the control share acquisition provisions of Section 3-701 et seq. of the Maryland GCL and the business combination provisions of Section 3-601 et seq of the Maryland GCL (each, a "Takeover Statute"), is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and
(ii) if any Takeover Statute becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

   8.10 Exclusivity. None of the General Partners shall solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Fund (including any acquisition structured as a merger, consolidation, or share exchange). The General Partners shall notify APF and the Operating Partnership immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

   8.11 Listing. APF shall effect, at or before the issuance of any APF Common Shares issued as Share Consideration pursuant to Article IV, authorization for listing or quotation of such APF Common Shares on the NYSE, subject to official notice of issuance.

   8.12 Maintenance of APF's Business. During the period from the date of this Agreement to the Effective Time, APF will not take any action that adversely affects the ability of APF (i) to pursue its business in the ordinary course,
(ii) to seek to preserve intact its current business organizations (iii) to preserve its relationships with its tenants and (iv) will not take any action to affect it status as a REIT for federal income tax purposes.

   8.13 Registration of Share Consideration. APF shall cause the Registration Statement to become effective prior to the Closing Date.

   8.14 Delivery and Approval of Disclosure Schedule and Schedule 1. Within fifteen (15) business days after the date of this Agreement the General Partners shall deliver to APF the Disclosure Schedule and APF shall deliver to the General Partners Schedule 1. Within fifteen (15) business days after APF receives the Disclosure Schedule it shall give the General Partners notice either that the disclosures in the Disclosure Schedule are, as to substance, satisfactory to APF, in its sole and absolute discretion, or that they are not satisfactory and that APF terminate this Merger Agreement pursuant to Section
11.2. Likewise, within fifteen (15) business days after the General Partners receive Schedule 1, the General Partners shall give APF notice either that the disclosures in Schedule 1 are, as to substance, satisfactory to them, in their sole and absolute discretion, or that they are not satisfactory and that such General Partners terminate the Agreement pursuant to Section 11.2. In the case of both APF and the General Partners, the failure of either to give the notice specified above within the applicable fifteen (15) business day period shall constitute approval of the Disclosure Schedule or Schedule 1, as applicable.

   8.15 Certain Acquisitions. APF or its Subsidiaries shall acquire CNL Fund Advisors, Inc., CNL Financial Corp. and CNL Financial Services, Inc. (collective, the "CNL Restaurant Services Group") substantially in accordance with the terms and conditions set forth in their respective merger agreements dated on or about the date hereof or such other terms that are mutually agreed to by the parties.

                                   ARTICLE IX

                             Post-Closing Covenants

   The Parties agree as follows with respect to the period following the
Closing:

   9.1 General. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XII below). The General Partners acknowledge and agree that from and after the Closing, the Surviving Partnership will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Fund.

   9.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Fund, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Article XII below).

   9.3 Transition. The General Partners will not take any action that is designed or intended to have the effect of discouraging any tenant, lessor, licensor, customer, supplier, or other business associate of the Fund from maintaining the same business relationships with the Surviving Partnership after the Closing as it maintained with the Fund prior to the Closing.

   9.4 Confidentiality.

   (a) The General Partners and the Fund will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to APF or the OP General Partner, as applicable, or destroy, at the request and option of APF or the OP General Partner, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the General Partners or the Fund is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such General Partner or the Fund, as applicable, will notify APF or the OP General Partner, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such General Partner or the Fund is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such General Partner or the Fund, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that such General Partner or the Fund, as applicable, shall use its best efforts to obtain, at the request of APF or the OP General Partner, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as APF or the OP General Partner, as applicable, shall designate.

   (b) APF, the OP General Partner and the Operating Partnership will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and, if the Closing does not occur, deliver promptly to the Fund General Partners, as applicable, or destroy, at the request and option of the Fund or the General Partners, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. Prior to the Closing and if the Closing does not occur, in the event that any of APF, the OP General Partner or the Operating Partnership is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, APF, the OP General Partner or the Operating Partnership, as applicable, will notify the Fund or the General Partners, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this
Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, APF, the OP General Partner or the Operating Partnership is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then APF, the OP General Partner or the Operating Partnership, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that APF, the OP General Partner or the Operating Partnership, as applicable, shall use its best efforts to obtain, at the request of the Fund or the General Partners, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Fund or the General Partners, as applicable, shall designate.

   9.5 Covenant Not to Compete. Unless employed by the Surviving Partnership or APF after the Closing, for a period of three years from and after the Closing Date, none of the General Partners will engage directly or indirectly in any business serving the restaurant industry that the Surviving Partnership or APF conducts as of the Closing Date, except existing restaurant businesses and properties currently owned or advised by affiliates of CNL Group, Inc., including CNL Advisory Services, Inc. In addition, and not in lieu of the foregoing, for a period of three years from and after the Closing Date, James
M. Seneff, Jr. hereby covenants and agrees not to engage or participate, directly or indirectly, as principal, agent, executive, employee, employer, consultant, stockholder, partner or in any other individual capacity whatsoever, in the conduct or management of, or own any stock or any other equity investment in or debt of, any business that relates to the ownership, acquisition or development of "restaurant operations"; provided, however, for the purposes of this Agreement, "restaurant operations" shall not include the ownership, acquisition or development of hotel and health care properties that contain restaurant operations and those entities set forth on Schedule 9.5, and provided further, the noncompetition covenant shall not operate to preclude Mr. Seneff's ownership of APF Common Shares and of up to 5% of the equity securities of companies whose common stock is publicly traded that are engaged in owning, operating, franchising or making are engaged in owning, operating, franchising or making loans to restaurants and restaurant companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

   9.6 Tax Matters.

   (a) If there is an adjustment to any item reported on a pre-closing Tax Return that results in an increase in the Taxes payable by the Fund or any of the General Partners, and such adjustment results in a corresponding adjustment to items reported on a post-closing Tax Return with the result that the Taxes payable either by APF, any of its Subsidiaries, or by any consolidated group of companies of which APF or any Subsidiary are then members are reduced, or a refund of Taxes is increased, then any APF Indemnity Claim that the General Partners or Fund owes APF or the Operating Partnership pursuant to Article XII below shall be reduced by the amount by which such Taxes are reduced or such refunds are increased.

   (b) Any refund or credit of Taxes (including any statutory interest thereon) received by APF or any of its Subsidiaries attributable to periods ending on or prior to or including the Closing Date that were paid by the Fund pursuant to this Agreement shall reduce any APF Indemnity Claim that the General Partners or the Fund owes APF pursuant to Article XII below by an amount equal to the amount of such refund or credit.

   (c) In the event that APF or any of its Subsidiaries receives notice, whether orally or in writing, of any pending or threatened federal, state, local or foreign tax examinations, claims settlements, proposed adjustments or related matters with respect to Taxes that could affect the Fund or the General Partners, or if the Fund or any of the General Partners receives notice of such matters that could affect APF or any of its Subsidiaries, the party receiving such notice shall notify in writing the potentially affected party within ten
(10) days thereof. The failure of either party to give the notice required by this Section shall not impair such party's rights under this Agreement except to the extent that the other party demonstrates that it has been damaged thereby.

   (d) The General Partners shall have the responsibility for, and shall be entitled, at their expense, to contest, control, compromise, reasonably settle or appeal all proceedings with respect to pre-closing Taxes.

                                   ARTICLE X

                       Conditions to Obligation to Close

   10.1 Conditions to Each Party's Obligation. The respective obligations of APF, the OP General Partner, the Operating Partnership, the Fund and the General Partners to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived upon the written consent of APF and the General Partners:

   (a) Governmental Approvals and Consents. The Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Sections 5.1, 6.4, and 7.3 above.

   (b) No Injunction or Proceedings. There shall not be any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, in the reasonable judgment of APF or the General Partners, (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

   (c) No Suspension of Trading, Etc. At the Effective Time, there shall be no declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war or other international, armed hostility or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of APF, would have a Material Adverse Effect on the Fund or, in the sole judgment of any of the General Partners, would have a Material Adverse Effect on APF.

   (d) Shareholder/Partner Approvals. The stockholders of APF shall have approved APF's Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A, and the Partners of the Fund shall have approved the Merger Proposal, amendments to the partnership agreement, if any.

   (e) Registration of Share Consideration. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

   10.2 Conditions to Obligation of APF, the OP General Partner and the Operating Partnership. The obligations of APF, the OP General Partner and the Operating Partnership to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) the General Partners and the Fund shall have delivered to APF and the OP General Partner a certificate to the effect that:

     (i) the representations and warranties set forth in Article V and
  Article VII above are true and correct in all material respects at and as of the Closing Date;

     (ii) the General Partners and the Fund have performed and complied with all of their covenants hereunder in all material respects at and as of the Closing Date;

     (iii) the General Partners and the Fund have procured all of the material third-party consents specified in, respectively, Section 5.2 and
  Section 7.4 above and the related sections of the Disclosure Schedule; and

     (iv) no action, suit, or proceeding is pending or, to their Knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
  (C) affect adversely the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

Notwithstanding the foregoing, APF's obligation to close as a result of a breach of the representations and warranties contained in Section 7.24 shall be governed solely by Section 10.2(e) below.

   (b) since December 31, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of the Fund, such determination to be made in the reasonable discretion of APF;

   (c) APF and the Operating Partnership shall have received an opinion dated as of the Closing Date from Baker and Hostetler LLP, counsel to the General Partners and the Fund, taken as a whole, in form and substance reasonably satisfactory to APF and the Operating Partnership;

   (d) APF shall have received the Disclosure Schedule and approved it in accordance with Section 8.14;

   (e) There shall not exist an unlawful environmental condition on one or more properties owned by the Fund, which in the opinion of a mutually acceptable environmental engineer or consultant, would require APF to expend in excess of $4,320,947 in order to remediate such unlawful environmental condition and cause the subject property or properties to comply with applicable environmental laws, ordinances, regulations or orders; and

   (f) If each of the CNL Income Funds approves its respective Proposed Acquisition, Merrill Lynch & Co. shall not have withdrawn its Fairness Opinion issued in connection with the Merger. If a Proposed Acquisition is not approved by the applicable CNL Income Fund, then the Special Committee of the Board of Directors of APF shall have received a fairness opinion addressed to APF and its stockholders from Merrill Lynch & Co. as to the fairness of the Proposed Acquisitions that were approved by the respective CNL Income Fund, including the consideration to be paid in connection therewith, to APF and its stockholders from a financial point of view.

   APF, the OP General Partner and the Operating Partnership may waive any condition specified in this Section 10.2 if they execute a writing so stating at or prior to the Closing.

   10.3 Conditions to Obligation of the General Partners and the Fund. The obligations of the General Partners and the Fund to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) APF, the OP General Partner and the Operating Partnership shall have delivered to the General Partners and the Fund a certificate to the effect that:

     (i) the representations and warranties set forth in Article VI above are true and correct in all material respects at and as of the Closing Date;

     (ii) APF, the OP General Partner and the Operating Partnership have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

     (iii) no action, suit, or proceeding is pending or, to their knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

   (b) APF shall have delivered to the Fund for distribution to the Partners the Share Consideration pursuant to Section 4.2 and, as applicable, the cash and Notes pursuant to Section 4.4;

   (c) since September 30, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of APF;

   (d) APF shall have acquired the CNL Restaurant Services Group;

   (e) the General Partners shall have received Schedule 1 and approved it in accordance with Section 8.14;

   (f) the APF Common Shares shall have been approved for listing on the NYSE subject to official notice of issuance;

   (g) the General Partners shall have received an opinion dated as of the Closing Date from Shaw Pittman Potts & Trowbridge, counsel to APF and the Operating Partnership, in form and substance reasonably satisfactory to the General Partners; and

   (h) Legg Mason Wood Walker Incorporated shall not have withdrawn the Fund Fairness Opinion.

   The General Partners and the Fund may waive any condition specified in this
Section 10.3 if they execute a writing so stating at or prior to the Closing.

                                  ARTICLE XI

                                  Termination

   11.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the General Partners, the limited partners of the Fund, the OP General Partner or the stockholders of APF, respectively, either by the mutual written consent of APF, the OP General Partner and the General Partners or by mutual action of the General Partners and the Boards of Directors of each of the corporate General Partner and the OP General Partner and the Special Committee.

   11.2 Termination by Individual Parties. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee and the Board of Directors of the OP General Partner in the event of a failure of a condition to the obligations of APF and the Operating Partnership set forth in
Section 10.2 of this Agreement; (b) by the General Partners in the event of a failure of a condition to the obligations of General Partners or the Fund set forth in Section 10.3 of this Agreement; (c) any Party if the Merger shall not have occurred by December 31, 1999 or (d) if a United States federal or state court of competent jurisdiction or United States federal or state governmental agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, in the case of a termination pursuant to clause (a) or (b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

   11.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article XI, no Party hereto (or any of its directors or officers) shall have any liability or further obligation to any other Party to this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement or the obligations set forth in Sections 9.4 and 13.11.

                                  ARTICLE XII

                                Indemnification

   12.1 Indemnity Obligations of the General Partners and the Fund. Subject to Sections 12.5 and 12.6 hereof, each of the General Partners severally, in accordance with its percentage interest in the Share Consideration and limited in amount to the value of the APF Common Shares received by it, based upon the average per share closing price of the APF Common Shares for the first twenty trading days after the APF Common Shares are listed on NYSE (the "20 Day Average Price"), agree to indemnify and hold APF, the OP General Partner and the Surviving Partnership harmless from, and to reimburse APF, the OP General Partner and the Surviving Partnership for, any APF Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "APF Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, cost, or expense of any nature whatsoever resulting from (i) any breach of any representation and warranty of any of the General Partners or the Fund which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements, or undertakings of any of the General Partners or the Fund which are contained in or made pursuant to this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 12.1.

   12.2 Indemnity Obligations of APF, the OP General Partner and the Operating Partnership. Subject to Sections 12.5 and 12.6 hereof, APF, the OP General Partner and the Operating Partnership (including in its capacity as the Surviving Partnership) hereby jointly and severally agree to indemnify and hold each of the General Partners and the Fund harmless from, and to reimburse each of the General Partners and the Fund for, any Fund Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "Fund Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, cost, or expense of any nature whatsoever incurred by any of the General Partners or the Fund resulting from
(i) any breach of any representation and warranty of APF, the OP General Partner or the Operating Partnership which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements, or undertakings of APF, the OP General Partner and the Operating Partnership which are contained in or made pursuant to the terms and conditions of this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this
Section 12.2.

   12.3 Appointment of Representative. James M. Seneff, Jr. is hereby appointed as the exclusive agent of the General Partners and the Fund to act on their behalf with respect to any and all Fund Indemnity Claims and any and all APF Indemnity Claims arising under this Agreement or such other representative as may be hereafter appointed by the General Partners. Such agent is herein referred to as the "Representative." The Representative shall take, and the General Partners agree that the Representative shall take, any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the General Partners and the Fund, as fully as if such parties were acting on their own behalf, including, without limitation, asserting Fund Indemnity Claims against APF, the OP General Partner and the Operating Partnership, defending all APF Indemnity Claims, consenting to, compromising, or settling all Fund Indemnity Claims and APF Indemnity Claims, conducting negotiations with APF, the OP General Partner and the Operating Partnership and their representatives regarding such claims, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants, or other representatives in connection with the foregoing matters. APF, the OP General Partner and the Operating Partnership shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the General Partners and the Fund. The Representative, acting pursuant to this Section 12.3, shall not be liable to any of the General Partners or the Fund for any act or omission, except in connection with any act or omission that was the result of the Representative's bad faith or gross negligence.

   12.4 Notification of Claims. Subject to the provisions of Section 12.5, in the event of the occurrence of an event which any Party asserts constitutes an APF Indemnity Claim or a Fund Indemnity Claim, as applicable, such Party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim and which is in the possession of the indemnified party. If such event involves the claim of any third party (a "Third-Party Claim"), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment, or compromise of any such Third-Party Claim, and to employ counsel to assist such indemnifying party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third-Party Claim, to join in the defense, settlement, adjustment, or compromise of the same. An indemnified party's failure to give timely notice or to furnish the indemnifying party with any relevant data and documents in connection with any Third-Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such Party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party. Any indemnifying party may elect, at such Party's sole expense, to assume control of the defense, settlement, adjustment, or compromise of any Third-Party Claim, with counsel reasonably acceptable to the indemnified parties, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all indemnified parties before entering into any settlement, adjustment, or compromise of such claims, or ceasing to defend against such claims, unless such settlement is a cash settlement and contains an unconditional release of the indemnified party from all existing and future claims with respect to the matter being contested. In connection with any Third-Party Claim, the indemnified party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third-Party Claim.

   12.5 Survival. All representations and warranties, and, except as otherwise provided in this Agreement, all covenants and agreements of the parties contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive until eighteen months from the Closing Date; provided, however, the representations and warranties contained in Sections 6.2, 6.3 and 7.11 shall survive until the expiration of the applicable statute of limitations with respect to the matters covered thereby. No claim shall be made after the applicable survival period.

   12.6 Limitations. Notwithstanding the foregoing, any claim by an indemnified party against any indemnifying party under this Agreement shall be payable by the indemnifying party only in the event, and to the extent, that the accumulated amount of the claims in respect of such indemnifying party's obligations to indemnify under this Agreement shall and the other claims described in Article XIII exceed in the aggregate the dollar amount specified in Article XIII. As to APF Indemnity Claims, the liability of each General Partner shall be limited as provided in Article XIII.

   12.7 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, no Party hereto is making any representation, warranty, covenant, or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, or agreement contained herein or in any certificate or other document delivered pursuant hereto relating to the Merger shall give rise to any right on the part of any Party hereto, after the consummation of the Merger, to rescind this Agreement or the transactions contemplated by this Agreement. Following the consummation of the Merger, the rights of the Parties under the provisions of this Article XII shall be the sole and exclusive remedy available to the Parties with respect to claims, assertions, events, or proceedings arising out of or relating to the Merger.

                                  ARTICLE XIII

                            Limitation of Liability

   13.1 Threshold. Notwithstanding anything to the contrary stated in this Agreement, in no event (i) shall the General Partners or any of them have any liability to APF and/or the OP General Partner and the Surviving Partnership on account of any APF Indemnity Claim or for any claim for breach of warranty or for misrepresentation, or any other claim whatsoever arising under this Agreement or in connection with the transaction contemplated herein (individually a "Claim" and collectively, "Claims") or for any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever directly resulting from Claims (collectively, "Losses") unless, until and only to the extent that the accumulated amount of all Losses exceeds the amount of $432,095 in the aggregate (the "Threshold") nor (ii) shall the individual or aggregate liability of the General Partners on account of Claims and Losses exceed the value of APF Common Shares actually issued to the General Partners in the Merger valued at the 20 Day Average Price. To the extent that any Claim is asserted against more than one General Partner, each General Partner shall be liable only for such General Partner's proportionate share of the Claim based on the percentage that the APF Common Shares received by such General Partner in the Merger is of the total APF Commons Shares comprising the Share Consideration. Any Claim against a General Partner, including an APF Indemnity Claim, may be satisfied by such General Partner, in its sole discretion, by surrendering to the claimant(s) APF Common Shares at a value equal to the closing price per share of such shares on the NYSE on the last trading day preceding the date such APF Common Shares are surrendered.

   13.2 Special Indemnification. APF agrees to indemnify, defend and hold harmless the General Partners against any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever, including reasonable attorneys' fees, arising after the Effective Time that would have arisen in their capacity as General Partners of the Fund had the Merger not been consummated and that are the result of APF's alleged actions or inactions. The Threshold described in Section 13.1 above shall not apply to APF obligations to indemnify the General Partners pursuant to this
Section 13.2.

                                  ARTICLE XIV

                                 Miscellaneous

   14.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of APF and the General Partners; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

   14.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

   14.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

   14.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of APF and the General Partners.

   14.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   14.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   14.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given, as of the date two business days after mailing, if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to the Fund or the General Partners:

     c/o James M. Seneff, Jr.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 423-2894

  With copy to:

     Baker & Hostetler LLP
     Sun Trust Center, Suite 2300
     200 South Orange Avenue
     Orlando, Florida 32801
     Attn: Kenneth C. Wright, Esq.
     Telecopy: (407) 841-0168

  If to APF or the Operating Partnership:

     Curtis B. McWilliams
     Executive Vice President
     CNL American Properties, Inc.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 650-1000

  With copy to:

     Shaw Pittman Potts & Trowbridge
     2300 N Street, N.W.
     Washington, D.C. 20037
     Attn: John M. McDonald, Esq.
     Telecopy: (202) 663-8007

   Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

   14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   14.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by APF, the OP General Partner and the General Partners. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   14.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   14.11 Expenses. If the Closing occurs, APF will bear all costs and expenses of the Parties incurred in connection with this Agreement and the transactions contemplated hereby to the extent not already paid by the Fund or the General Partners. If the Closing does not occur, APF, the OP General Partner and the Operating Partnership will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and the General Partners and the Fund will divide their costs and expenses (including legal fees and expenses) as follows:
(i) the Fund shall bear that percentage of the costs and expenses equal to the percentage obtained by dividing the number of Fund votes in favor of the Merger by the sum of the total number of votes cast and the total number of abstentions and (ii) the General Partners shall bear the remainder of the costs and expenses.

   14.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

   14.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

   14.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 13.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

   14.15 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in and for Orange County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.


                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer


                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner


                                          By: /s/ Robert A. Bourne
                                          Its: President


                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne

                                          Its: President


                                          CNL INCOME FUND XVI, Ltd.


                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer


                                          CNL REALTY CORPORATION


                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer


                                          /s/ Robert A. Bourne
                                          Robert A. Bourne, as General Partner


                                          /s/ James M. Seneff, Jr.
                                          James M. Seneff, Jr., as General
                                           Partner

                                                                      Appendix C

                            CERTIFICATE OF AMENDMENT
                                       OF
                       CERTIFICATE OF LIMITED PARTNERSHIP
                                       OF

                           CNL Income Fund XVI. Ltd.
--------------------------------------------------------------------------------
          (Insert name currently on file with Florida Dept. of State)

   Pursuant to the provisions of section 620.109, Florida Statutes, this Florida limited partnership, whose certificate was filed with the Florida Department of State on September 2, 1993, adopts the following certificate of amendment to its certificate of limited partnership:

   FIRST: Amendment(s): (indicate article number(s) being amended, added, or deleted)

   Article XX, Section 21.5 is deleted in its entirety, and all cross references to such section are deleted in the entirety.

   SECOND: This certificate of amendment shall be effective at the time of its filing with the Florida Department of State.

   THIRD: Signature(s)
   Signature of current general partner(s):

                                        ----------------------------------------
                                        James M. Seneff, Jr.

                                        ----------------------------------------
                                        Robert A. Bourne

                                        CNL REALTY CORPORATION

                                        By:
                                        ----------------------------------------
                                        Name:

   Signature(s) of new general partner(s), if applicable: N/A

                                                                      Appendix D

                               [FORM OF OPINION]

                                       , 1999

   James M. Seneff, Jr.
   Robert A. Bourne
   400 East South Street
   Orlando, Florida 32801

Gentlemen:

   We have acted as counsel to CNL Income Fund XVI, Ltd., a Florida limited partnership (the "Partnership") of which you are the general partners (the "General Partners"), in connection with the proposed amendment (the "Proposed Amendment") to the Amended and Restated Agreement of Limited Partnership of CNL Income Fund XVI, Ltd. (the "Partnership Agreement"). The Partnership Agreement requires that in connection with any proposed amendment to the Partnership Agreement (other than ministerial amendments and those amendments dealing with the transfer of a limited partner's partnership interest or the admission of substituted or additional limited partners), the General Partners must obtain an opinion of counsel concerning whether such proposed amendment would result in changing the Partnership to a general partnership. The Proposed Amendment would delete the provision in the Partnership Agreement that prohibits the Partnership from participating in any transaction involving (i) the acquisition, merger, conversion, or consolidation, either directly or indirectly, of the Partnership, and (ii) the issuance of securities of any other partnership, real estate investment trust, corporation trust or other entity that would be created or would survive after the successful completion of such transaction.

   This opinion is furnished pursuant to the Partnership Agreement. In rendering our opinion, we have examined and relied on the Partnership Agreement, the Proposed Amendment, and the Certificate of Limited Partnership of the Partnership. We have, in addition, made such other inquiries of fact and examinations of law as we have deemed necessary for purposes of rendering this opinion.

   We are members of the Bar of the State of Florida and do not hold ourselves out as being conversant with the laws of any jurisdiction other than those of the State of Florida and are expressing no opinion as to the laws of any jurisdiction other than those of the State of Florida and our opinion is so limited.

   In rendering the opinion set forth below, we have assumed: the genuineness of all signatures on records, certificates, instruments, agreements and other documents submitted to us for examination; the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, photostatic, facsimile, reproduced, or conformed copies and the authenticity of the originals of such latter documents; the accuracy and completeness of all factual representations made in the above-referenced documents; and the legal capacity of all natural persons.

   Based upon the foregoing and subject to the limitations and qualifications hereinafter set forth, we are of the opinion that the Proposed Amendment to the Partnership Agreement would not result in changing the Partnership to a general partnership.

   This opinion letter is based upon and limited to laws of the State of Florida as in effect on the date of this letter and to our current knowledge of facts in existence as of the date of this letter and material to the opinions expressed in this letter. This opinion letter is rendered as of the date hereof, and does not purport to analyze, evaluate or consider the legal effect of any event, legal or factual, occurring after such date that may alter the validity, effect or contents of this opinion, and we assume no obligation to update the opinion set forth herein.

This opinion letter is limited to the matters expressly set forth in this letter, and no other statement or opinions should be inferred beyond the matters expressly stated.

   Except as agreed by us in writing, our opinion is solely for the benefit of the addressees shown on the first page hereof and the limited partners of the Partnership and may be relied upon by such parties solely for the purposes for which it is being furnished. Without our prior written consent, this opinion letter may not be used, circulated, quoted or otherwise referred to for any purpose except as stated herein.

                                          Very truly yours,

                                          Baker & Hostetler LLP

                       CNL AMERICAN PROPERTIES FUND, INC.
                          SUPPLEMENT DATED     , 1999
                                       TO
                   PROSPECTUS/CONSENT SOLICITATION STATEMENT
                             DATED           , 1999
                         FOR CNL INCOME FUND XVII, LTD.

   This Supplement is being furnished to you, as a Limited Partner of CNL Income Fund XVII, Ltd., which we refer to as the Income Fund, for the purpose of enabling you to evaluate the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., a Maryland corporation, which is a real estate investment trust. This Supplement is designed to summarize only the risks, effects, fairness and other considerations of the proposed acquisition that are unique to you and the other Limited Partners of your Income Fund. This Supplement does not purport to provide an overall summary of the proposed acquisition and should be read in conjunction with the accompanying Prospectus/Consent Solicitation Statement, which includes detailed discussions regarding APF and the other Income Funds being acquired by APF. Accordingly, the discussions in this Supplement are qualified by the more expanded treatment of these matters appearing in the Prospectus/Consent Solicitation Statement. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" when used herein refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of your Income Fund. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., a wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership.

                                    OVERVIEW

   Pursuant to the Prospectus/Consent Solicitation Statement and this Supplement, you are being asked to approve the Acquisition of your Income Fund by APF. Your Income Fund is one of 18 limited partnerships (which we refer to collectively as the Funds) that APF is seeking to acquire. Supplements have also been prepared for each of the other Funds, copies of which may be obtained without charge to each Limited Partner or his representative upon written request to D.F. King & Co., 77 Water Street, New York, New York 10005.

What is APF?

   APF is a full-service real estate investment trust (or a REIT), formed in 1994, whose primary business, like that of the Funds, is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. As a full-service REIT, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains, from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time of the consummation of the Acquisition and will be one of the largest triple-net lease REITs in the United States.

How many shares of common stock (or APF Shares) will I receive if my Income Fund is acquired by APF?

   Your Income Fund will receive 3,014,377 APF Shares. You will receive your pro rata portion of such shares in accordance with the terms of your Income Fund's partnership agreement. APF has assigned a value, which we refer to as the Exchange Value, of $10.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing. It is possible that the APF Shares will trade at prices substantially below the Exchange Value. APF has, however, recently sold approximately 75 million APF Shares through three public offerings at offering prices per APF share equal to the Exchange Value. At December 31, 1998, of the approximately $750 million raised by APF, APF has used approximately $550 million to acquire restaurant properties and to make mortgage loans and had approximately $120 million in uninvested proceeds which it expects to invest during the first quarter of 1999. The remaining proceeds were used to pay fees and other offering expenses.

What is the required vote necessary to approve the Acquisition?

   Pursuant to the terms of your Income Fund's partnership agreement, APF's acquisition of your Income Fund may not be consummated without the approval of greater than 50% of the outstanding limited partnership Units. Such an approval by your Income Fund's limited partners will be binding on you even if you vote against the Acquisition.

Did you receive a fairness opinion in connection with APF's acquisition of my Fund?

   Yes. Legg Mason Wood Walker, Incorporated rendered an opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds.

Do you, as the general partners of my Income Fund, recommend that I vote in favor of the proposed Acquisition?

   Yes. We unanimously recommend that you vote "For" the proposed Acquisition. We believe that the Acquisition is the best means to maximize the value of your investment in your Fund as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

How do I vote?

   Just indicate on the enclosed consent form how you want to vote, and sign and mail it in the enclosed postage-paid return envelope as soon as possible, so that at the Special Meeting of Limited Partners, your Units may be voted "For" or "Against" APF's acquisition of your Income Fund. If you sign and send in your consent form and do not indicate how you want to vote, your consent form will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?

   Yes, subject to certain limitations. If you vote "Against" the Acquisition, but your Income Fund is nevertheless acquired by APF, you may elect to receive a payment (which we call the Cash/Notes Option) that is 10% in cash and 90% in
  % Callable Notes due        , 2006 (or Notes) based on the liquidation value
of your Income Fund, as determined by Valuation Associates, the appraisal firm that we engaged in connection with the Acquisition. Such liquidation value will be lower than the aggregate Exchange Value of the APF Shares offered to your Income Fund in the Acquisition. The Notes will bear interest at a rate equal to
  %, which was determined based on 120% of the applicable federal rate as of
       , 1999. Please note that you may only receive the Cash/Notes Option if you have voted "Against" the Acquisition and you elect to receive the Cash/Notes Option on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you voted "For" the Acquisition, or you voted "Against" the Acquisition and did not affirmatively select the Cash/Notes Option. The Notes will not be listed on any exchange or automated quotation system, and a market for the Notes will not likely develop.

What are the tax consequences of the Acquisition to me?

   The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners in your Income Fund are tax-deferred or tax-exempt entities (for example, pension plans, 401(k) plans or IRAs), if you are a person subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will be based on the difference between the value of the APF Shares or the tax basis of your Units. If you elect the Cash/Notes Option, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares and cash received by your Income Fund over the tax basis of your Fund's net assets to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition.

We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

   We have estimated, based on the Exchange Value, that the taxable gain per average original $10,000 investment in your Income Fund will be $229. To review the tax consequences to the Limited Partners of the

Funds in greater detail, see pages    through    of the Prospectus/Consent
Solicitation Statement and "Federal Income Tax Considerations" in this
Supplement.

                                  RISK FACTORS

   As a result of APF's Acquisition of your Income Fund, you will assume the risks associated with the assets of APF and the other Funds acquired by APF. Although the majority of APF's assets and the assets of the other Funds acquired by APF are substantially similar to those of your Income Fund, the restaurant properties owned by APF and the other Funds acquired by APF may be differently constructed, located in a different geographic area or of a different restaurant chain than the restaurant properties owned by your Income Fund. Because the market for real estate may vary from one region of the country to another, the change in geographic diversity may expose you to different and greater risks than those to which you are presently exposed. For geographic information regarding APF's and the Funds' restaurant properties, see "APF's Business and The Restaurant Properties -- Business Objectives and Strategies" and -- The Restaurant Properties -- General" and "Business of the Funds-- Description of Restaurant Properties" in the Prospectus/Consent Solicitation Statement.

   The following is a description of the most significant potential disadvantages, adverse consequences and risks of the Acquisition that are applicable to your Income Fund. This description is qualified in its entirety by the more detailed discussion in the section entitled "Risk Factors" contained in the Prospectus/Consent Solicitation Statement.

 Investment Risks

 . Uncertainty Regarding the Exchange Value and Trading Price of APF Shares Following Listing. Your Income Fund will be receiving 3,014,377 APF Shares if your Income Fund approves the Acquisition. There has been no prior market for the APF Shares, and it is possible that the APF Shares will trade at prices substantially below the Exchange Value or the historical book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Funds who become APF stockholders as a result of the Acquisition, will have transformed their investment in non-tradable Units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares is relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at amounts substantially less than the Exchange Value as a result of increased selling activity following the issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

 . Decrease in Distributions. In each of the years ended December 31, 1995, 1996 and 1997, your Income Fund made $79, $550 and $763, respectively, in distributions per $10,000 investment to you. Based on APF's pro forma financial information, and assuming APF acquires only your Income Fund and that each Limited Partner of your Income receives only APF Shares, you would have received, for the year ended December 31, 1997, $572 in distributions per $10,000 of original investment, which is 25.0% less than the $763 distributed to you as Limited Partner during the same period. The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the year ended December 31, 1997 and for the nine months ended September 30, 1998 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition. See "Cash Distributions to Limited Partners of Your Fund."

 . Conflicts of Interest in the Acquisition; Substantial Benefits to Related Parties. There are certain conflicts of interest inherent in the structure of the Acquisition of your Income Fund. We, James M. Seneff, Jr. and Robert A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne, are the three general partners of the Funds. As Board members of APF, Messrs. Seneff and Bourne, have an interest in the completion of the Acquisition that may or may not be aligned with your interests as a Limited Partner of the Income Fund or with their own positions as the general partners of your Income Fund. While we will not receive any APF Shares as a result of APF's Acquisition of your Income Fund, we as the general partners of your Income Fund, may be required to pay all or a substantial portion of the Acquisition costs allocated to your Income Fund to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition. For additional information regarding the Acquisition costs allocated to your Income Fund, see "Comparison of Alternative Effect on Financial Condition and Results of Operations" contained in this Supplement.

 . Fundamental Change in Nature of Investment. The Acquisition of your Income Fund involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in your Income Fund, which has a fixed portfolio of restaurant properties in which you participate in the profits from the operation of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple-net basis, on the date that the Acquisition is consummated (assuming only your Income Fund was acquired as of September 30, 1998), 385 restaurant properties. The risks inherent in investing in an operating company such as APF include APF's ability to invest in new restaurant properties that are not as profitable as APF anticipated, the incurrence of substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and making mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay.

    As an APF stockholder, you will receive the benefits of your investment through (i) dividend distributions on, and (ii) increases in the value of, your APF Shares. In addition, your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale or refinancing of your Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares (or from the combination of cash paid to and payments on any Notes if you elect the Cash/Notes Option). An investment in APF may not outperform your investment in the Income Fund.

 . Original Investment Timeframe. Your Income Fund's partnership agreement provides that unless earlier terminated pursuant to its terms, your Income Fund will be terminated, dissolved, and its assets liquidated on December 31, 2025. At the time of your Income Fund's formation, we contemplated that its investment program would terminate (and its investments would be liquidated) some time between 2003 and 2008. We currently have no current plans to dispose of your Income Fund's restaurant properties if the Limited Partners do not approve the Acquisition.

 Real Estate/Business Risks

 . Risk of Default on Mortgage Loans and Market Risks associated with Securitizations. APF will be subject to certain risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default.

    In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize (thereby remaining exposed to the related credit and repayment risks on such mortgage loans,) and seek a different source for funding its operations than securitizations.

    APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would typically retain a residual-interest security and may retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default, and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

    APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

 . Risks Associated with Leverage. APF has funded and intends to continue to Fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. At the time of the consummation of the Acquisition, as a general policy, APF's Board of Directors will borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's funds from operations and its ability to make distributions to its stockholders.

 . Acquisition and Development Risks. APF plans to pursue its growth strategy through the acquisition and development of additional restaurant properties. To the extent that APF does pursue this growth strategy, we do not know that it will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

 Tax Risks

 . Failure of APF to Qualify as a REIT for Tax Purposes. If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to the federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

 . Risks Associated with Distribution Requirements. Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to maintain its status as a REIT.

 . Changes in Tax Law. APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans. For a more detailed discussion of the risks associated with the Acquisition, see "Risk Factors" in the Prospectus/Consent Solicitation Statement.

                       CONSIDERATION PAID TO INCOME FUND

   The following table sets forth, for your Income Fund (i) the aggregate amount of original Limited Partner investments in each Fund less any distributions of net sales proceeds paid to the Limited Partners of that Fund,
(ii) the original amount of Limited Partner investments in each Fund less any distributions of net sales proceeds per average $10,000 investment, (iii) the number of APF Shares to be paid to your Income Fund, (iv) the estimated value of the APF Shares paid to your Income Fund, (v) the estimated Acquisition expenses allocated to your Income Fund, (vi) the estimated value, based on the Exchange Value, of APF Shares paid to your Income Fund after deducting Acquisition expenses, and (vii) the estimated value, based on the Exchange Value, of APF Shares you will receive for each $10,000 of your original investment:

                 Original
                  Limited
                  Partner                                                    Estimated
  Original      Investments                                                Value of APF
   Limited       Less Any                                                   Shares per
   Partner     Distributions Number of                          Estimated     Average
 Investments   of Net Sales     APF     Estimated               Value of      $10,000
  Less Any     Proceeds per   Shares    Value of               APF Shares    Original
Distributions     $10,000     Offered  APF Shares   Estimated     after       Limited
of Net Sales     Original       to     Payable to  Acquisition Acquisition    Partner
 Proceeds(1)   Investment(1)  Fund(2)    Fund(3)    Expenses   Expenses(3) Investment(3)
-------------  ------------- --------- ----------- ----------- ----------- -------------
$30,000,000       $10,000    3,014,377 $30,143,770  $353,644   $29,790,126    $9,930

--------
(1) Income Fund has had no distributions of net sales proceeds.
(2) The APF Shares payable to each Fund as set forth in this chart will not change if APF acquires fewer than all of the Funds in the Acquisition. This number assumes that none of the Limited Partners of the Fund has elected the Cash/Notes Option.
(3) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

   Upon completion of the Acquisition of your Income Fund, the operations and existence of your Income Fund will cease. For more detailed information, see "The Acquisition" in the Prospectus/Consent Solicitation Statement. If your Income Fund does not approve the Acquisition, we do not contemplate that your Income Fund would be liquidated in the near future. The Acquisition, however, does not result in an all-cash payment to you in the liquidation of your investment. For example, if you are eligible for and choose the Cash/Notes Option, you become a Noteholder of APF. You will have exchanged your Units for unsecured debt obligations of APF which may not be retired in full until
        , 2006, a date approximately seven years after the date the Acquisition of your Income Fund occurs. On the other hand, if you exchange your Units for APF Shares, you will receive an equity interest in APF whose marketability will depend upon the market that may develop with respect to the APF Shares, which will be listed on the NYSE.

                          EXPENSES OF THE ACQUISITION

   If your Income Fund approves the Acquisition, the portion of the Acquisition expenses attributable to your Income Fund will be paid by your Income Fund, as detailed below. The number of APF Shares paid to your Income Fund would reflect a reduction for your Income Fund's expenses of the Acquisition.

   If the Acquisition of your Income Fund is not approved, we will bear a percentage of all Acquisition expenses equal to the total number of abstentions and "Against" votes cast by the Limited Partners of your Income Fund, divided by the total number of abstentions and votes cast by you and the other Limited Partners of your Income Fund. In such event, your Income Fund will bear the remaining Acquisition expenses.

   The following table sets forth the estimated Acquisition expenses of acquiring your Income Fund:

                         Pre-closing Transaction Costs

        Legal Fees.......................................... $15,152
        Appraisals and Valuation............................   6,060
        Fairness Opinions...................................  27,272
        Registration, Listing and Filing Fees...............      --
        Soliciting Dealer Fee...............................  59,325
        Financial Consulting Fees...........................      --
        Environmental Fees..................................  37,878
        Accounting and Other Fees...........................  45,809
                                                             -------
          Subtotal.......................................... 191,496

                           Closing Transaction Costs

        Transfer Fees and Taxes............................   63,397
        Legal Fees.........................................   47,994
        Recording Costs....................................       --
        Other..............................................   50,757
          Subtotal.........................................  162,148
                                                            --------
        Total.............................................. $353,644

                                 REQUIRED VOTE

Limited Partner Approval Required by the Partnership Agreement

   Article 12 of your Income Fund's partnership agreement provides that the vote of Limited Partners representing greater than 50% of the outstanding Units is required to approve a "Liquidating Sale," which is defined by the partnership agreement to include a transaction or series of transactions resulting in the transfer of 80% or more in value of Income Fund's restaurant properties acquired within two years of the initial date of the prospectus (August 11, 1995). Because the Acquisition of your Income Fund is a Liquidating Sale within the meaning of the partnership agreement, it may not be consummated without the approval of Limited Partners representing greater than 50% of the outstanding Units.

Required Amendment to the Partnership Agreement

   Your Income Fund's partnership agreement includes one provision that may prevent the successful completion of APF's Acquisition of your Income Fund. This provision must be amended in order to successfully complete the Acquisition. Therefore, if you vote "For" the Acquisition, you will also be asked to vote in favor of this amendment. The proposed amendment is summarized below:

 . Amendment to Roll-Up Prohibition. Article 21 of the partnership agreement currently provides that your Income Fund may not participate in any transaction involving (i) the acquisition, merger, conversion or consolidation, either directly or indirectly, of your Income Fund, and
    (ii) the issuance of securities of any other partnership, real estate investment trust, corporation, trust or other entity that would be created or would survive after the successful completion of such transaction.

   If the Limited Partners holding a majority of the Units approve this amendment to your Income Fund's partnership agreement your Income Fund, Article 21 will be deleted in its entirety.

Partnership Agreement Amendment Procedures

   Pursuant to Article 13 of your Income Fund's partnership agreement, we may propose amendments to the partnership agreement. Article 13 of the partnership agreement requires that we furnish you with a verbatim statement of the proposed amendment, which is attached to this Supplement as Appendix C, and to include an opinion of our counsel regarding whether the proposed amendment would result in changing your Income Fund to a general partnership, changing our liability or your liability, or allowing you to take part in the control or management of your Income Fund. The form of opinion of Baker & Hostetler LLP is attached to this Supplement as Appendix D.

Consequence of Failure to Approve the Acquisition or the Amendments

   If the Limited Partners of your Income Fund representing a majority of Units do not vote "For" the Acquisition and the proposed amendment to the partnership agreement, the Acquisition may not be consummated under the terms of the partnership agreement. In such event, we plan to continue to operate your Income Fund as a going concern and to eventually dispose of your Income Fund's restaurant properties approximately 7 to 12 years after they were acquired (or as soon thereafter as, in our opinion, market conditions permit), as contemplated by the terms of the partnership agreement.

Special Meeting to Discuss the Acquisition

   We have scheduled a special meeting of the Limited Partners of your Income Fund to discuss the solicitation materials, which include the Prospectus/Consent Solicitation Statement, this Supplement and the other materials distributed to you, and the terms of APF's Acquisition of your Income Fund, prior to voting on the Acquisition. The special meeting will be held at
10:00 a.m., Eastern time, on               , 1999, at
                                          . We and members of APF's management
intend to solicit actively your support for the Acquisition and would like to use the special meeting to answer questions about the Acquisition and the solicitation materials (as defined below) and to explain in person our reasons for recommending that you vote "For" the Acquisition.

                                VOTING PROCEDURE

   The Prospectus/Consent Solicitation Statement, this Supplement, the accompanying transmittal letter, the power of attorney and the consent form constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" the Acquisition of your Income Fund by APF.

   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding Units of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, in the manner described in the Prospectus/Consent Solicitation Statement. A copy of the Agreement and Plan of Merger dated March 11, 1999, by and between APF and your Income Fund is attached hereto as Appendix B. We encourage you to read it.

   If you are not planning on attending the special meeting of the Limited Partners of your Income Fund and voting in person, you should complete and return the consent form before the expiration of the solicitation period. The solicitation period is the time period during which you may vote "For" or "Against" the Acquisition of your Income Fund. The solicitation period will commence upon delivery of the solicitation materials to you (on or about
           , 1999 and will continue until the later of (a)           , 1999 (a
date not less than 60 calendar days from the initial delivery of the solicitation materials), or (b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond December 31, 1999. Any consent form received by Corporate Election Services prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your Units will be counted as voting "Against" the Acquisition of your Income Fund and you will receive APF Shares if your Income Fund is acquired.

   The consent form consists of two parts. Part A seeks your consent to APF's Acquisition of your Income Fund and certain related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve are described above under "Required Vote -- Required Amendment to the Partnership Agreement." If you have interests in more than one Income Fund, you will receive multiple consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter (including the Acquisition), you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without requiring your signatures on multiple documents.

                 COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                  TO THE GENERAL PARTNERS AND THEIR AFFILIATES

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by your Income Fund to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure, which will be in effect after the Acquisition, had been in effect during the years presented below.

   Under your Income Fund's partnership agreement, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. The partnership agreement also provide that we are to be reimbursed for our expenses for services performed for your Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. If your Income Fund is acquired, it will share in the overall cost of managing the consolidated portfolio of properties owned by APF. As stockholders of APF, you and the other former Limited Partners of your Income Fund will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1998, the aggregate amounts accrued or paid by your Income Fund to us are shown below under "Historical" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the years presented, are shown below under "Pro Forma":

                                                                   Nine Months
                                        Year Ended December 31,       Ended
                                      --------------------------- September 30,
                                        1995      1996     1997       1998
                                      -------- ---------- ------- -------------
Historical:
  General Partner Distributions......      --         --      --         --
  Broker/Dealer Commissions(1).......      --         --      --         --
  Property Management Fees...........      --  $   10,482 $25,377    $19,966
  Due Diligence and Marketing Support
   Fees(1)...........................      --         --      --         --
  Acquisition Fees................... $256,361  1,093,639     --         --
  Asset Management Fees..............      --         --      --         --
  Real Estate Disposition Fees(2)....      --         --      --         --
                                      -------- ---------- -------    -------
    Total historical................. $256,361 $1,104,121 $25,377    $19,966
Pro Forma:
  Cash Distributions on APF Shares...      --         --      --         --
  Salary Compensation................      --         --      --         --
    Total pro forma..................      --         --      --         --

--------
(1) A majority of the fees paid as broker-dealer commissions and due diligence and marketing support fees were reallowed to other broker-dealers participating in the offering of the Income Fund's Units.
(2) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners. To date, no such fees have been paid since the required minimum returns have not been made to the Limited Partners.

              CASH DISTRIBUTIONS TO LIMITED PARTNERS OF YOUR FUND

   The information below should be read in conjunction with the information contained herein under the caption "Financial Statements" and in the Prospectus/Consent Solicitation Statement under the caption "Summary -- Our Reasons for the Acquisition -- Prices for Fund Units."
   The following table sets forth the distributions paid to the Limited Partners of your Income Fund (per $10,000 original investment) for the periods indicated below:

                                                           Nine Months Ended
                                                             Sept. 30, 1998
                                                          --------------------
                                 1993 1994 1995 1996 1997 Historical Pro Forma
                                 ---- ---- ---- ---- ---- ---------- ---------
Distributions from Income....... --   --   $25  $517 $735    $594      $439
Distributions from Return of
 Capital(1)..................... --   --    54    33   28       6        19
                                 ---  ---  ---  ---- ----    ----      ----
Total........................... --   --   $79  $550 $763    $600      $458
                                 ===  ===  ===  ==== ====    ====      ====

--------
(1) Cash distributions presented above as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. Accumulated net income includes deductions for depreciation and amortization expense and income from certain non-cash items. This amount is not required to be presented as a return of capital except for purposes of this table, and the Income Fund has not treated this amount as a return of capital for any other purpose.

   The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the nine months ended September 30, 1998, is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition.

   Assuming APF maintains its current level of debt for acquiring future restaurant properties, the expected distribution rate per APF Share will be 8.8% (assuming a $10.00 per APF Share price based on the Exchange Value, the annualized dividend per year is expected to be $0.88 per APF Share). Based on the number of APF Shares that you would receive in the Acquisition per your average $10,000 original investment and this distribution rate, you would receive an annual distribution of approximately $874.

                                    FAIRNESS

General

   We believe the Acquisition to be fair to, and in the best interests of your Income Fund. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

     . the terms of the Acquisition are fair to you and the other Limited Partners; and

    . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and certain alternatives to the Acquisition and a review of the financial condition and performance of APF and your Income Fund and the terms of critical agreements, such as your Income Fund's partnership agreement.

   We also believe that the Acquisition is procedurally fair for several reasons. First, the Acquisition is required to be approved by Limited Partners holding greater than 50% of the outstanding Units of your Income Fund and is subject to certain conditions. Second, if your Income Fund is acquired all Limited Partners of your Income Fund who vote against the Acquisition will be given the option of receiving APF Shares or the Cash/Note Option.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others, our relief from certain ongoing liabilities with respect to the Income Fund if it is acquired by APF. For a further discussion of the conflicts of interest and potential benefits of the Acquisition to us, see "Conflicts of Interest" below.

Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners of your Income Fund and maximizes the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Fund. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the Cash/Notes Option, constitutes fair value. In addition, we compared the values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair and is the best way to maximize the return on your investment in light of the values of such consideration.

   2. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners of your Income Fund and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisal of your Income Fund's restaurant properties prepared by Valuation Associates and upon the fairness opinion provided by Legg Mason. A copy of the fairness opinion is attached hereto as Appendix A. We encourage you to read it. We attributed significant weight to the appraisal of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisal of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisal and of Legg Mason to provide the fairness opinion assisted us in the fulfillment of our fiduciary duties to your Income Fund and the Limited Partners, notwithstanding that each of Valuation Associates and Legg Mason received fees for its services and notwithstanding that Legg Mason has previously provided investment banking services to the Funds and to Commercial Net Lease Realty, Inc., a former affiliate of ours. See "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.

   On rendering its opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

 .  the value or fairness of the cash and promissory notes option;

 . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Funds' portfolios or assets if liquidated in real estate markets;

 .  the tax consequences of any aspect of the Acquisition;

 . the fairness of the amounts or allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited Partners; or

 . any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the Cash/Notes Option.

   3. Valuation of Alternatives. Based on the appraisal of the Income Fund's restaurant properties, we estimated the value of your Income Fund as an ongoing concern and if liquidated. On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of your Income Fund.

   4. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Fund to Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   5. Net Book Value of the Income Fund. We calculated the book value of your Income Fund under generally accepted accounting principles, or GAAP, as of September 30, 1998 per $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is not indicative of the true fair market value of your Income Fund. This figure was compared to the (i) value of the Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998, (ii) value of the Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and
(iii) estimated value of the APF Shares, based on the Exchange Value, paid to each Fund per average $10,000 invested.

                             Summary of Valuations
                       (per $10,000 original investment)

                                                                 Estimated
                                                               Value of  APF
                                                             Shares per Average
                                                     Going    $10,000 Original
                              GAAP Book Liquidation Concern   Limited Partner
                                Value    Value(1)   Value(1)   Investment(2)
                              --------- ----------- -------- ------------------
CNL Income Fund XVII, Ltd....  $8,740     $9,137     $9,894        $9,930

--------
(1) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.
(2) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of your Income Fund, we each have an independent obligation to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners of your Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants (including the Limited Partners in other Funds). James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to your Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to your Income Fund and also on APF's Board of Directors.

Substantial Benefits to General Partners

   As a result of the Acquisition (assuming only your Income Fund is acquired), we are expected to receive certain benefits, including that we will be relieved from certain ongoing liabilities with respect to Funds that are acquired by APF.

   James M. Seneff, Jr. and Robert A. Bourne (your individual general partners), will continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF and Mr. Bourne serving as Vice Chairman. Furthermore, they will be entitled to receive performanced-based incentives, including stock options, under APF's 1999 Performance Incentive Plan or any such other plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Funds if the Acquisition does not occur.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the Acquisition to you.

Certain Tax Differences between the Ownership of Units and APF Shares

   Because your Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your

Income Fund, regardless of whether any cash is distributed to you. If your Income Fund is acquired by APF, and you have voted "For" the Acquisition, you will receive APF Shares. If you have voted "Against" the Acquisition but your Income Fund is acquired by APF, you may elect the Cash/Notes Option, in which case you will receive cash and Notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Currently, as the owner of Units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Income Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than your Income Fund's tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by your Income Fund. As a result, APF's tax depreciation from the acquired restaurant properties will differ from your Income Fund's tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a larger portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see " Taxation of APF" and " Taxation of Stockholders Taxable Domestic Stockholders" in the Prospectus/Consent Solicitation Statement.

Tax Consequences of the Acquisition

   In connection with the Acquisition and for federal income tax purposes, the assets (and any liabilities) of your Income Fund (if your Income Fund is acquired by APF) will be transferred to APF in return for APF Shares and/or cash and Notes. Your Income Fund will then immediately liquidate and distribute such property to you. The IRS requires that you recognize a share of the income or loss, subject to the limits described below, recognized by your Income Fund, including gain recognized as a result of the transfer of restaurant properties pursuant to the Acquisition. The estimated taxable gain and loss based on the Exchange Value, for an average $10,000 original Limited Partner investment in your Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                     Estimated Gain/(Loss) per
                                                     Average $10,000 Original
                                                   Limited Partner Investment(1)
                                                   -----------------------------
CNL Income Fund XVII, Ltd.........................             $229

--------
(1) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be at prices significantly below the Exchange Value.

   Under section 351(a) of the Code, no gain or loss is recognized if (i) property is transferred to a corporation by one more individuals or entities in exchange for the stock of that corporation, and (ii) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman, APF's tax counsel, that, following the Acquisition, the Limited Partners of the Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least 80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect the Cash/Notes Option, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between (1) the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership and (2) the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or another Limited Partner in your Income Fund elect the Cash/Notes Option, your Income Fund will receive APF Shares, cash and Notes in exchange for your Income Fund's assets. Because the
principal portion of the Notes will not be due until     , 2006, the
acquisition of your Income Fund's assets, in part, in exchange for Notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the Notes is collected in the year of the Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to value of the APF Shares and cash received by your Income Fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price (without reduction for any selling expenses) for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, that are assumed or taken subject to by the Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares, cash and Notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset" (i.e., real property and depreciable assets used in a trade or business and held for more than one year). Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section 1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report his, her or its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive cash and Notes rather than APF Shares. Even though a Limited Partner's election of the Cash/Notes Option may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of your Income Fund's gain as determined under the partnership agreement of your Income Fund. Therefore, Limited Partners who elect the Cash/Notes Option may recognize gain in the year of the Acquisition despite the fact that they will receive only a small amount of cash and no publicly-traded instruments with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the Notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the Notes by the Limited Partners electing the Cash/Notes Option. See "-- Tax Consequences of Liquidation and Termination of Your Fund" below.

   Tax Consequences of the Liquidation and Termination of Your Fund. If your Fund is acquired by APF, your Fund will be deemed to have liquidated and distributed APF Shares and/or cash and Notes, as the case may be, to you. The taxable year of your Income Fund will end at this time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition (including gain or loss resulting from the Acquisition described above). If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or cash and Notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of your Income Fund, determine to be pro rata based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive (determined on the closing date of the Acquisition) and your adjusted tax basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distribution of the APF Shares)). Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive cash and Notes in the Acquisition, you will recognize gain to the extent that the amount of cash you receive in the Acquisition exceeds your adjusted basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distributions of the cash and Notes)). Your basis in the Notes distributed to you will equal your adjusted basis in your Units, reduced (but not below zero) by the amount of any cash distributed to you and your holding period for the Notes for purposes of determining capital gain or loss from the disposition of the Notes will include your holding period for your Units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold Units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not an organization described in section 501(c)(7) (social clubs), section 501(c)(9) (voluntary employees' beneficiary associations), section 501(c)(17) (supplemental unemployment benefit trusts) or section 501(c)(20) (qualified group legal services plans) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Income Funds that are acquired by APF will equal the fair market value of the APF Shares plus the cash and the issue price of the Notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property may differ from the Income Fund's basis therein, and the restaurant properties may be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds following the Acquisition.

   For a discussion of the taxation of APF, see "Federal Income Tax Considerations -- Taxation of APF" in the Prospectus/Consent Solicitation Statement.

     SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
        APF, FUNDS, ADVISOR AND CNL RESTAURANT FINANCIAL SERVICES GROUP
                      Nine Months Ended September 30, 1998

                                            Historical                                           Pro Forma
                         -------------------------------------------------               --------------------------------
                                                                  CNL
                                          CNL                  Restaurant
                                        Income                 Financial
                                      Fund XVII,                Services      Combined    Pro Forma            Combined
                             APF         Ltd.       Advisor      Group       Historical  Adjustments          Pro Forma
                         ------------ ----------- ----------- ------------  ------------ ------------        ------------
Operating Data
 Revenues:
 Rental and earned
  income...............  $ 22,947,199 $ 2,114,810 $        -- $         --  $ 25,062,009 $  9,635,208 (a)
                                                                                                6,376 (b)    $ 34,703,593
 Management fees.......            --          --  21,405,127    5,122,366    26,527,493  (21,028,157)(c)
                                                                                           (2,875,906)(d)       2,623,430
 Interest and other
  income...............     6,117,911      36,667         751   18,463,647    24,618,976    1,526,547 (e)      26,145,523
                         ------------ ----------- ----------- ------------  ------------ ------------        ------------
  Total revenue........    29,065,110   2,151,477  21,405,878   23,586,013    76,208,478  (12,735,932)         63,472,546
Expenses:
 General and
  administrative.......     1,539,004     122,576   6,701,115    6,704,482    15,067,177   (1,304,414)(f)
                                                                                           (1,415,100)(g)
                                                                                              (21,360)(h)      12,326,303
 Advisory fees.........     1,248,393      19,966          --    1,026,231     2,294,590   (2,294,590)(i)              --
 State taxes...........       397,569      11,811      15,226      220,180       644,786       41,444 (j)         686,230
 Depreciation and
  amortization.........     2,693,020     273,084     131,539    1,000,493     4,098,136    3,064,089 (k)(l)    7,162,225
 Interest expense......            --          --     105,668   14,234,533    14,340,201      (68,670)(m)      14,271,531
 Paid to affiliates....            --          --     256,456    1,569,202     1,825,658   (1,825,658)(n)              --
                         ------------ ----------- ----------- ------------  ------------ ------------        ------------
  Total expenses.......     5,877,986     427,437   7,210,004   24,755,121    38,270,548   (3,824,259)         34,446,289
                         ------------ ----------- ----------- ------------  ------------ ------------        ------------
Net earnings (loss)
 before equity in
 earnings of joint
 ventures/ minority
 interests, gain (loss)
 on sale of properties,
 gain on
 securitization, and
 provision (credit) for
 federal income taxes..    23,187,124   1,724,040  14,195,874   (1,169,108)   37,937,930   (8,911,673)         29,026,257
                         ------------ ----------- ----------- ------------  ------------ ------------        ------------
Equity in earnings of
 joint
 ventures/minority
 interests.............      (23,271)      58,399          --       12,452        47,580           --              47,580
Gain (loss) on sales of
 properties............            --          --          --           --            --           --                  --
Gain on
 securitization........            --          --          --    3,018,268     3,018,268           --           3,018,268
Provision (credit) for
 federal income taxes..            --          --   5,607,415      708,666     6,316,081   (6,316,081)(o)
                         ------------ ----------- ----------- ------------  ------------ ------------        ------------
Net earnings...........  $ 23,163,853 $ 1,782,439 $ 8,588,459 $  1,152,946  $ 34,687,697 $ (2,595,592)       $ 32,092,105
                         ============ =========== =========== ============  ============ ============        ============
Other Data:
Weighted average number
 of shares of common
 stock outstanding
 during period.........    47,633,909         N/A         N/A          N/A           N/A           --          72,704,747(p)
Total net-leased
 properties at end of
 period................           357          28         N/A          N/A           N/A           --                 385
Funds from operations..  $ 26,408,569 $ 2,082,213         N/A          N/A           N/A           --        $ 36,817,447
Total cash
 distributions
 declared..............  $ 26,460,446 $ 1,800,000         N/A          N/A           N/A           --        $ 36,817,447
Cash distributions
 declared per $10,000
 investment............  $        572 $       600         N/A          N/A           N/A           --        $        506
                                            Historical                        Combined           Pro Forma
                                        September 30, 1998                   Historical     September 30, 1998
                         -------------------------------------------------  ------------ --------------------------------
Balance Sheet Data
Real estate assets,
 net...................  $407,663,180 $23,730,228 $        -- $         --  $431,393,408 $  5,953,402
                                                                                           26,052,741 (r)    $463,399,551
Mortgages/notes
 receivable............    33,523,506          --          --  173,776,981   207,300,487      849,195 (r)     208,149,682
Accounts receivable,
 net...................       575,104      22,200   7,544,985    7,342,103    15,484,392   (7,852,741)(s)       7,631,651
Investment in/due from
 joint ventures........       631,374   1,448,628          --           --     2,080,002      382,821 (q)       2,462,823
Total assets...........   566,383,967  27,368,290   8,429,809  197,528,789   799,710,855   26,702,834         826,413,689
Total
 liabilities/minority
 interest..............    14,478,585   1,149,648   5,049,152  185,998,045   206,675,430  (10,895,626)(s)(t)  195,779,804
Total equity...........   551,905,382  26,218,642   3,380,657   11,530,744   593,035,425   37,598,460 (q)(t)  630,633,885

--------

(a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and 2) properties that were developed by APF from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period.)

       Rental and earned income on Property Transactions by APF.... $9,635,208

(b) Represents $6,376 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1997.

(c) Represents the elimination of intercompany fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees..........................................  $ (1,569,202)
       Secured equipment lease fee...............................       (44,426)
       Advisory fees.............................................    (1,742,349)
       Reimbursement of administrative costs.....................      (290,297)
       Acquisition fees..........................................   (15,392,193)
       Underwriting fees.........................................      (254,945)
       Administrative fees.......................................      (148,491)
       Executive fee.............................................      (310,000)
       Guarantee fees............................................       (93,750)
       Servicing fee.............................................    (1,014,117)
       Development fees..........................................      (166,876)
       Consulting fee............................................        (1,511)
                                                                   ------------
        Total....................................................  $(21,028,157)
                                                                   ============

(d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

(e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

(f) Represents the elimination of intercompany expenses paid between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

       Reimbursement of administrative costs...................... $  (290,297)
       Servicing fee..............................................  (1,014,117)
                                                                   -----------
                                                                   $(1,304,414)
                                                                   ===========

(g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by APF were subject to capitalization during the entire period and 2) costs relating to properties not developed by APF were subject to capitalization up through the time that EITF 97-11 became effective.

       General and administrative costs............................ $(1,415,100)

(h) Represents savings of $21,360 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

(i) Represents the elimination of fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Advisory fees............................................... $(1,742,349)
       Administrative fees.........................................    (148,491)
       Executive fee...............................................    (310,000)
       Guarantee fees..............................................     (93,750)
                                                                    -----------
                                                                    $(2,294,590)
                                                                    ===========

(j) Represents additional state taxes of $41,444 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the Income Fund had operated under a REIT structure.

(k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (q) from acquiring the Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

       Depreciation expense.......................................... $1,494,128

(l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (q).

       Amortization of goodwill...................................... $1,569,961

(m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in footnote (4), II (d) in the Notes to the Pro Forma Financial Statements attached to this Supplement.

       Interest expense.............................................. $ (68,670)

(n) Represents the elimination of fees paid to affiliates for fees incurred between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees............................................ $(1,569,202)
       Underwriting fees...........................................    (254,945)
       Consulting fee..............................................      (1,511)
                                                                    -----------
                                                                    $(1,825,658)
                                                                    ===========

(o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the acquisition. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

(p) APF Shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved the proposal to amend and restate the APF's articles of incorporation to increase the number of authorized APF shares.

(q) Represents the payment of $353,644 in cash and the issuance of 15,279,012 APF Shares in consideration for the purchase of the Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 using the exchange value of $10 per APF share plus estimated transaction costs. The acquisitions of the Income Fund and the CNL Restaurant Financial Services Group have been accounted for under the purchase accounting method and goodwill was recognized to the extent that the estimated value of the consideration paid exceeded the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on APF's statement of earnings. APF will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by APF.

       Income Fund...............................................  $ 30,143,768
       Advisor...................................................    76,000,000
       CNL Restaurant Financial Services Group...................    47,000,000
                                                                   ------------
        Total Purchase Price (cash and shares)...................   153,143,768
       Less cash paid to Income Fund.............................      (353,644)
                                                                   ------------
        Share consideration......................................   152,790,124
       Transaction costs of APF..................................     8,933,000
                                                                   ------------
       Total costs incurred......................................  $161,723,124
                                                                   ============

  In addition, APF i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the Income Fund carrying value of land and building on operating leases by $5,439,985, net investment in direct financing leases by $513,417, investment in joint venture by $382,821, made downward adjustments to the carrying value of accrued rental income of $573,632, and made downward adjustments to other assets of $3,786,008 and made downward adjustments to deferred income of $52,021 to adjust historical values to fair value, iii) recorded goodwill of $41,865,637 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $77,052,485 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $26,218,642 of the Income Fund, Advisor and CNL Restaurant Financial Services Group.

(r) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

(s) Represents the elimination by the Income Fund of $3,362 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by APF of $1,208,000 in related party payables recorded as receivables by the Advisor.

(t) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the acquisition of the CNL Restaurant Businesses since the acquisition agreements require that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the acquisition.

        SELECTED HISTORICAL FINANCIAL DATA OF CNL INCOME FUND XVII, LTD.

   The following table sets forth certain financial information for the Income Fund, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of CNL Income Fund XVII, Ltd." in this Supplement.

                            Nine Months Ended
                              September 30,           Year Ended December 31,
                         ----------------------- ----------------------------------
                            1998        1997        1997        1996      1995 (1)
                         ----------- ----------- ----------- ----------- ----------
Revenues (2)............ $ 2,209,876 $ 2,055,903 $ 2,772,714 $ 1,444,503 $   12,153
Net income..............   1,782,439   1,624,540   2,203,557   1,095,759      8,351
Cash distributions
 declared...............   1,800,000   1,687,500   2,287,500   1,166,689     28,275
Net income per Unit.....        0.59        0.54        0.73        0.52       0.02
Cash distributions
 declared per Unit......        0.60        0.56        0.76        0.55       0.08
Weighted average number
 of Limited Partner
 Units outstanding (3)..   3,000,000   3,000,000   3,000,000   2,121,253    340,780
                              September 30,                 December 31,
                         ----------------------- ----------------------------------
                            1998        1997        1997        1996        1995
                         ----------- ----------- ----------- ----------- ----------
Total assets............ $27,368,290 $27,591,877 $27,524,148 $28,675,007 $4,878,421
Total partners'
 capital................  26,218,642  26,257,186  26,236,203  26,320,146  4,642,233

--------
(1) Selected financial data for 1995 represents the period February 10, 1995 (date of inception) through December 31, 1995. Operations did not commence until November 4, 1995, the date following when the Income Fund received the minimum offering proceeds of $1,500,000 and such proceeds were released from escrow.
(2) Revenues include equity in earnings of unconsolidated joint ventures and minority interest in income of the consolidated joint venture.
(3) Represents the weighted average number of Units outstanding during the period the Income Fund was operational.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
            AND RESULTS OF OPERATIONS OF CNL INCOME FUND XVII, LTD.

Introduction

   The Income Fund is a Florida limited partnership that was organized on February 10, 1995, to acquire for cash, either directly or through joint venture arrangements, both newly constructed and existing restaurant properties, as well as land upon which restaurants are to be constructed, to be leased primarily to operators of national and regional fast-food, family-style and casual dining restaurant chains. The leases are triple-net leases, with the lessee generally responsible for all repairs and maintenance, property taxes, insurance and utilities. As of September 30, 1998, the Income Fund owned 28 restaurant properties, which includes three restaurant properties owned by joint ventures in which the Income Fund is a co-venturer and three restaurant properties owned with affiliates as tenants-in-common.

Liquidity and Capital Resources

   Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997

   The Income Fund's primary source of capital is cash from operations (which includes cash received from tenants, distributions from joint ventures, and interest and other income received, less cash paid for expenses). Cash from operations was $1,881,998 and $1,912,554 for the nine months ended September 30, 1998 and 1997, respectively. The decrease in cash from operations for the nine months ended September 30, 1998, as compared to the nine months ended September 30, 1997, is primarily a result of changes in the Income Fund's working capital.

   Other sources and uses of capital included the following during the nine months ended September 30, 1998.

   In September 1997, the Income Fund entered into a joint venture arrangement, CNL Kingston Joint Venture, with an affiliate of the Income Fund which has the same general partners, to construct and hold one restaurant property. As of September 30, 1998, the Income Fund had contributed $311,048 to the joint venture. Construction of the restaurant was completed in January 1998, and as of September 30, 1998, the Income Fund owned a 60.06% interest in the profits and losses of the joint venture.

   In addition, during the nine months ended September 30, 1998, the Income Fund received $306,100 from the developer of the restaurant properties in Aiken, South Carolina and Weatherford, Texas. This represents a reimbursement from the developer upon final reconciliation of total construction costs, to the total construction costs funded by the Income Fund in accordance with the development agreement.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term, highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to partners. At September 30, 1998, the Income Fund had $1,462,427 invested in such short-term investments, as compared to $1,238,799 at December 31, 1997. The funds remaining at September 30, 1998, after the payment of distributions and other liabilities, will be used to meet the Income Fund's working capital and other needs.

   Total liabilities of the Income Fund, including distributions payable, decreased to $720,196 at September 30, 1998, from $765,083 at December 31, 1997. We believe that the Income Fund has sufficient cash on hand to meet its current working capital needs.

   Based on cash from operations, the Income Fund declared distributions to the Limited Partners of $1,800,000 and $1,687,500 for the nine months ended September 30, 1998 and 1997, respectively ($600,000 for each of the quarters ended September 30, 1998 and 1997). This represents distributions of $0.60 and $0.56 per Unit for the nine months ended September 30, 1998 and 1997, respectively ($0.20 per Unit for each of the quarters ended September 30, 1998 and 1997). No distributions were made to the general partners for the quarters and nine months ended September 30, 1998 and 1997. No amounts distributed to the Limited Partners for the nine months ended September 30, 1998 and 1997, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   We have the right, but not the obligation, to make additional capital contributions if we deem it appropriate in connection with the operations of the Income Fund.

   The Years Ended December 31, 1997, 1996 and 1995

   On September 2, 1995, the Income Fund commenced an offering to the public of up to 3,000,000 Units of Limited Partnership interest. The Income Fund's offering of Units terminated on September 19, 1996, at which time the maximum proceeds of $30,000,000 (3,000,000 Units) had been received from investors. The Income Fund, therefore, will derive no additional capital resources from the offering.

   Net proceeds to the Income Fund from its offering of Units, after deduction of organizational and offering expenses, totaled $26,400,000. As of December 31, 1995, approximately $1,539,000 had been used to invest in one restaurant property and to pay acquisition fees and certain acquisition expenses. During 1996, the Income Fund acquired 23 additional restaurant properties, including one restaurant property owned by a joint venture in which the Income Fund is a co-venturer and one restaurant property, owned with an affiliate, as tenants-in-common, at a cost of approximately $23,406,500, including acquisition fees and miscellaneous acquisition expenses. During 1997, the Income Fund used the majority of its remaining net offering proceeds to acquire two additional restaurant properties, as tenants-in-common, with certain of our affiliates. In addition, the Income Fund entered into two joint ventures, CNL Mansfield Joint Venture and CNL Kingston Joint Venture, with certain of our affiliates, to own an approximate 21% interest and 60.06% interest, respectively, in two restaurant properties. As a result of the above transactions, as of December 31, 1997, the Income Fund had acquired 28 restaurant properties, including three restaurant properties owned by joint ventures in which the Income Fund is a co-venturer and three restaurant properties owned with affiliates as tenants-in-common, and had paid acquisition fees totaling $1,350,000 to one of our affiliates. The remaining net offering proceeds of approximately $258,000 from the Income Fund's offering of Units were reserved for Income Fund purposes.

   Until restaurant properties were acquired by the Income Fund, all Income Fund proceeds were held in short-term, highly liquid investments which we believed to have appropriate safety of principal. This investment strategy provided high liquidity in order to facilitate the Income Fund's use of these funds to acquire restaurant properties at such time as restaurant properties suitable for acquisition were located.

   Currently, the Income Fund's primary source of capital is cash from operations (which includes cash received from tenants, distributions from the joint ventures and interest received, less cash paid for expenses). Cash from operations was $2,495,114, $1,232,948 and $9,012 for the years ended December 31, 1997 and 1996 and the period February 10, 1995 (date of inception) through December 31, 1995, respectively. The increase in cash from operations during 1997 and 1996, each as compared to the previous year, is primarily a result of changes in income and expenses as described in "Results of Operations" below.

   None of the restaurant properties owned by the Income Fund is or may be encumbered. Subject to certain restrictions on borrowing, however, the Income Fund may borrow funds but will not encumber any of the restaurant properties in connection with any such borrowing. The Income Fund will not borrow for the purpose of returning capital to the Limited Partners. The Income Fund will not borrow under arrangements that would make the Limited Partners liable to creditors of the Income Fund. We further have represented that we will use our reasonable efforts to structure any borrowing so that it will not constitute "acquisition indebtedness" for federal income tax purposes and also will limit the Income Fund's outstanding indebtedness to three percent of the aggregate adjusted tax basis of its restaurant properties. In addition, the Income Fund will not borrow unless it first obtains an opinion of counsel that such borrowing will not constitute acquisition indebtedness. Certain of our affiliates from time to time incur certain operating expenses on behalf of the Income Fund for which the Income Fund reimburses the affiliates without interest.

   Currently, rental income from the Income Fund's restaurant properties and cash reserves are invested in money market accounts or other short-term, highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to partners. At December 31, 1997, the Income Fund had $1,238,799 invested in such short-term investments as compared to $4,716,719 at December 31, 1996. The decrease in the amount invested in short-term investments during 1997, as compared to 1996, is primarily a result of the payment of construction costs during 1997 relating to the restaurant properties that were under construction at December 31, 1996 and the acquisition of additional restaurant properties through joint ventures and with certain of our affiliates as tenants-in-common during 1997. The funds remaining at December 31, 1997, after payment of distribution and other liabilities, were used during 1998 to meet the Income Fund's working capital and other needs.

   During the year ended December 31, 1996 and the period February 10, 1995 (date of inception) through December 31, 1995, certain of our affiliates incurred on behalf of the Income Fund $231,885 and $356,450, respectively, for certain organizational and offering expenses. In addition, during the years ended December 31, 1997 and 1996 and the period February 10, 1995 (date of inception) through December 31, 1995, the affiliates incurred on behalf of the Income Fund $11,262, $69,835 and $30,424, respectively, for certain acquisition expenses and $59,451, $64,906 and $790, respectively, for certain operating expenses. As of December 31, 1997 and 1996, the Income Fund owed $2,875 and $17,153, respectively, to related parties for such amounts, accounting and administrative services and management fees. As of February 28, 1998, the Income Fund had reimbursed the affiliates all such amounts. Other liabilities, including distributions payable, decreased to $865,877 at December 31, 1997, from $2,197,032 at December 31, 1996, as a result of the payment during 1997, of construction costs accrued for certain restaurant properties at December 31, 1996. The decrease is partially offset by an increase in distributions payable to the Limited Partners and an increase in deferred rental income at December 31, 1997.

   Based on cash from operations, the Income Fund declared distributions to the Limited Partners of $2,287,500, $1,166,689 and $28,275 for the years ended December 31, 1997 and 1996 and the period February 10, 1995 (date of inception) through December 31, 1995, respectively. This represents distributions of $0.76, $0.55 and $0.08 per Unit for the years ended December 31, 1997 and 1996 and the period February 10, 1995 (date of inception) through December 31, 1995, respectively. No amounts distributed or to be distributed to the Limited Partners for the years ended December 31, 1997 and 1996 and the period February 10, 1995 (date of inception) through December 31, 1995, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions.

   We believe that the restaurant properties are adequately covered by insurance. In addition, we have obtained contingent liability and property coverage for the Income Fund. This insurance is intended to reduce the Income Fund's exposure in the event a tenant's insurance policy lapses or is insufficient to cover a claim relating to the restaurant properties.

   Due to low operating expenses and ongoing cash flow, we do not believe that working capital reserves are necessary at this time. In addition, because all leases of the Income Fund's restaurant properties are on a triple-net basis, it is not anticipated that a permanent reserve for maintenance and repairs is necessary at this time. To the extent, however, that the Income Fund has insufficient funds for such purposes, we will contribute to the Income Fund an aggregate amount of up to one percent of the offering proceeds for maintenance and repairs. We have the right to cause the Income Fund to maintain reserves if, in our discretion, we determine such reserves are required to meet the Income Fund's working capital needs.

Results of Operations

   Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997

   During the nine months ended September 30, 1998 and 1997, the Income Fund and its consolidated joint venture, CNL/GC El Cajon Joint Venture, owned and leased 23 wholly-owned restaurant properties, to operators of fast-food and family-style restaurant chains. In connection therewith, during the nine months ended September 30, 1998 and 1997, the Income Fund earned $2,114,810 and $1,951,596, respectively, in rental income from operating leases and earned income from direct financing leases from these restaurant properties, $697,907 and $715,430 of which was earned during the quarters ended September 30, 1998 and 1997, respectively. The increase in rental and earned income during the nine months ended September 30, 1998, as compared to the nine months ended September 30, 1997, is primarily attributable to the fact that two restaurant properties were operational for only a partial nine months ended September 30, 1997, as compared to a full nine months ended September 30, 1998, due to acquisitions by the Income Fund during 1997.

   The decrease in rental and earned income during the quarter ended September 30, 1998, as compared to the quarter ended September 30, 1997, is primarily attributable to a decrease in rental income due to the fact that during 1998, the Income Fund reduced the monthly base rental income due from the tenants of the restaurant properties in Aiken, South Carolina and Weatherford, Texas, as a result of receiving reimbursements of construction costs from the developer, as described above in "Liquidity and Capital Resources."

   In October 1998, the tenant of three Boston Market restaurant properties filed for bankruptcy. If the leases are eventually rejected, the Income Fund anticipates that rental income relating to these restaurant properties will terminate until a new tenant for these restaurant properties is located or until the restaurant properties are sold and the proceeds from such sales are reinvested in additional restaurant properties. However, we do not anticipate that any decrease in rental income due to lost revenues relating to these restaurant properties will have a material effect on the Income Fund's financial position or results of operations.

   In addition, during the nine months ended September 30, 1998 and 1997, the Income Fund also owned and leased three restaurant properties with affiliates as tenants-in-common and two restaurant properties indirectly through joint venture arrangements. In connection therewith, during the quarters and nine months ended September 30, 1998 and 1997, the Income Fund earned $105,321 and $71,795, respectively, attributable to net income earned by these joint ventures, $35,536 and $26,437 of which were earned during the quarters ended September 30, 1998 and 1997, respectively. The increase in net income earned by these joint ventures is primarily due to the fact that the restaurant properties owned by the joint ventures and the restaurant properties held as tenants-in-common with certain of our affiliates, were operational for the full quarter and nine months ended September 30, 1998, as compared to a partial quarter and nine months ended September 30, 1997.

   During at least one of the nine months ended September 30, 1998 and 1997, five lessees of the Income Fund, Golden Corral Corporation, National Restaurant Enterprises, Inc., DenAmerica Corp., Foodmaker, Inc., and San Diego Food Holdings, Inc. each contributed more than 10% of the Income Fund's total rental and earned income (including the Income Fund's share of total rental and earned income from joint ventures and properties held as tenants-in-common). As of September 30, 1998, Golden Corral Corporation, and National Restaurant Enterprises, Inc., were each lessees under leases relating to three restaurants, DenAmerica Corporation and Foodmaker, Inc., were each lessees under leases relating to four restaurants and San Diego Holdings, Inc. was the lessee under a lease relating to one restaurant. It is anticipated that, based on the minimum rental payments required by the leases, these tenants will each continue to contribute more than 10% of the Income Fund's total rental income during the remainder of 1998 and subsequent years. Any failure of these lessees could materially affect the Income Fund's income.

   Operating expenses, including depreciation and amortization expense, were $427,437 and $431,363 for the nine months ended September 30, 1998 and 1997, respectively, of which $157,067 and $139,928 were incurred for the quarters ended September 30, 1998 and 1997, respectively. The decrease in operating expenses during the nine months ended September 30, 1998, as compared to the nine months ended September 30, 1997, is primarily attributable to a decrease in administrative expenses, which includes services related to accounting; financial, tax and regulatory compliance and reporting; lease and loan compliance; Limited Partner distributions and reporting; and investor relations. In addition, operating expenses also decreased for the nine month period ended September 30, 1998, due to a decrease in depreciation expense as a result of the reimbursement from the developer of construction costs relating to the restaurant properties in Aiken, South Carolina and Weatherford, Texas, as described above in "Liquidity and Capital Resources."

   The decrease in operating expenses during the nine months ended September 30, 1998, as compared to the nine months ended September 30, 1997, was partially offset by, and the increase during the quarter ended September 30, 1998, as compared to the quarter ended September 30, 1997, was partially attributable to, the fact that the Income Fund accrued insurance and real estate taxes as a result of the tenant of three Boston Market restaurant properties filing for bankruptcy, as described above. If the tenant decides to reject the leases, the Income Fund will continue to incur certain expenses, such as real estate taxes, insurance and maintenance until a new tenant or buyer for these restaurant properties is located.

   The Years Ended December 31, 1997, 1996 and 1995

   No significant operations commenced until the Income Fund received the minimum offering proceeds of $1,500,000 on November 3, 1995.

   The Income Fund owned and leased one wholly-owned restaurant property during 1995 and 22 wholly-owned restaurant properties during 1996 and 1997. During 1996, the Income Fund owned and leased one restaurant property through a joint venture arrangement in which the Income Fund is a co-venturer, and owned and leased one restaurant property with one of our affiliates, as tenants-in-common. During 1997 the Income Fund was a co-venturer in three joint ventures that each owned and leased one restaurant property and also owned and leased three restaurant properties with certain of our affiliates, as tenants-in-common. As of December 31, 1997, the Income Fund owned, either directly or through joint venture arrangements, 28 restaurant properties which are subject to long-term, triple-net leases. The leases of the restaurant properties provide for minimum base annual rental payments (payable in monthly installments) ranging from approximately $66,200 to $248,700. All of the leases provide for percentage rent based on sales in excess of a specified amount. In addition, the majority of the leases provide that, commencing in specified lease years (generally the sixth lease year), the annual base rent required under the terms of the lease will increase.

   During the years ended December 31, 1997 and 1996, the Income Fund and its consolidated joint venture, CNL/GC El Cajon Joint Venture, earned $2,642,743 and $1,185,279, respectively, in rental income from operating leases and earned income from direct financing leases. The increase in rental and earned income during 1997, as compared to 1996, is primarily attributable to the fact that the majority of the restaurant properties were operational for a full year in 1997, as compared to a partial year in 1996. In addition, for the years ended December 31, 1997 and 1996, the Income Fund earned $100,918 and $4,834, respectively, attributable to net income earned by unconsolidated joint ventures in which the Income Fund is a co-venturer. The increase in net income earned by unconsolidated joint ventures during 1997, as compared to 1996, is primarily attributable to the Income Fund investing in two restaurant properties with certain of our affiliates as tenants-in-common and in two joint ventures in which the Income Fund is a co-venturer, during 1997, as described above in "Liquidity and Capital Resources." Net income earned by joint ventures is expected to increase in 1998 as the restaurant properties owned by the joint ventures or with affiliates as tenants-in-common will be operational for a full year during 1998 as compared to a partial year during 1997.

   During at least one of the years ended December 31, 1997 and 1996 and the period February 10, 1995 (date of inception) through December 31, 1995, five lessees, or group of affiliated lessees, of the Income Fund, (i) Golden Corral Corporation, (ii) National Restaurant Enterprises, Inc., (iii) DenAmerica Corp.
(iv) RTM Indianapolis, Inc. and RTM Southwest Texas, Inc., (hereinafter referred to as RTM, Inc.) and (v) Foodmaker, Corp., each contributed more than 10% of the Income Fund's total rental income (including rental and earned income from the Income Fund's consolidated joint venture and the Income Fund's share of rental income from two restaurant properties owned by unconsolidated joint venture and three restaurant properties owned with separate affiliates as tenants-in-common). As of December 31, 1997, RTM, Inc., Golden Corral Corporation and National Restaurant Enterprises, Inc., were each lessee under leases relating to three restaurants and DenAmerica Corp. and Foodmaker, Inc., were each the lessee under leases relating to four restaurants. It is anticipated that based on the minimum rental payments required by the leases, Golden Corral Corporation, National Restaurant Enterprises, Inc., DenAmerica Corp. and Foodmaker, Inc. each will contribute more than 10% of the Income Fund's total rental income in 1998 and subsequent years. In addition, six restaurant chains, Golden Corral, Arby's, Denny's, Burger King, Jack in the Box and Boston Market each accounted for more than 10% of the Income Fund's total rental income during at least one of the years ended December 31, 1997 and 1996 and the period February 10, 1995 (date of inception) through December 31, 1995 (including rental and earned income from the Income Fund's consolidated joint venture, the Income Fund's share of rental income from two restaurant properties owned by unconsolidated joint ventures and three restaurant properties owned with certain of our affiliates as tenants-in-common). In subsequent years, it is anticipated that Golden Corral, Jack in the Box, Burger King and Boston Market, each will contribute more than 10% of the Income Fund's rental income to which the Income Fund is entitled under the terms of the leases. Any failure of these lessees or restaurant chains could materially adversely affect the Income Fund's income.

   During the years ended December 31, 1997 and 1996 and the period February 10, 1995 (date of inception) through December 31, 1995, the Income Fund also earned $69,779, $244,406 and $12,153, respectively, in interest income from investments in money market accounts or other short-term, highly liquid investments. The decrease in interest income during 1997, as compared to 1996, is primarily attributable to the decrease in the amount of funds invested in short-term, liquid investments due to the payment during 1997, of construction costs accrued at December 31, 1996, the acquisition of two restaurant properties as tenants-in-common with affiliates, and as a result of acquiring interests in two joint ventures as described above in "Liquidity and Capital Resources." The increase in interest income during 1996, as compared to 1995, was primarily attributable to an increase in the amount of funds invested in short-term liquid investments as a result of additional Limited Partner contributions during 1996.

   Operating expenses, including depreciation and amortization expense, were $569,157, $348,744 and $3,802 for the years ended December 31, 1997 and 1996 and the period February 10, 1995 (date of inception) through December 31, 1995, respectively. The increase in operating expenses during 1996, as compared to 1995, is primarily attributable to an increase in depreciation expense as the result of the acquisition of additional restaurant properties during 1996. The increase during 1997, as compared to 1996, is primarily attributable to the fact that the restaurant properties acquired during 1996 were operational for a full year in 1997, as compared to a partial year during 1996. In addition, operating expenses increased during 1997 and 1996, each as compared to the previous year, as a result of an increase in management fees derived from the increased rental revenues, as described above. Operating expenses also increased during 1997, as compared to 1996, as a result of the Income Fund incurring taxes relating to the filing of various state tax returns during 1997. Operating expenses also increased during 1996, as compared to 1995, as a result of an increase in administrative expenses associated with operating the Income Fund and its restaurant properties.

General

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Income Fund's financial position or results of operations.

   The Income Fund's leases as of September 30, 1998, are triple-net leases and contain provisions that we believe mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain restaurant sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Management expects that increases in restaurant sales volume due to inflation and real sales growth should result in an increase in rental income over time. Continued inflation also may cause capital appreciation of the Income Fund's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.

   The Year 2000 problem is the result of information technology systems and embedded systems (products which are made with microprocessor (computer) chips such as HVAC systems, physical security systems and elevators) using a two-digit format, as opposed to four digits, to indicate the year. Such information technology and embedded systems may be unable to properly recognize and process date-sensitive information beginning January 1, 2000.

   The Income Fund does not have any information technology systems. Certain of our affiliates provide all services requiring the use of information technology systems pursuant to a management agreement with the Income Fund. The maintenance of embedded systems, if any, at the Income Fund's properties is the responsibility of the tenants of the properties in accordance with the terms of the Income Fund's leases. We and our affiliates have established a team dedicated to reviewing the internal information technology systems used in the operation of the Income Fund, and the information technology and embedded systems and the Year 2000 compliance plans of the Income Fund's tenants, significant suppliers, financial institutions and transfer agent.

   The information technology infrastructure of the affiliates of we consists of a network of personal computers and servers that were obtained from major suppliers. The affiliates utilize various administrative and financial software applications on that infrastructure to perform the business functions of the Income Fund. Our inability and that of our affiliates to identify and timely correct material Year 2000 deficiencies in the software and/or infrastructure could result in an interruption in, or failure of, certain of the Income Fund's business activities or operations. Accordingly, we and our affiliates have requested and are evaluating documentation from the suppliers of the affiliates regarding the Year 2000 compliance of their products that are used in the business activities or operations of the Income Fund. The costs expected to be incurred by we and our affiliates to become Year 2000 compliant will be incurred by the general partners and affiliates; therefore, these costs will have no impact on the Income Fund's financial position or results of operations.

   The Income Fund has material third party relationships with its tenants, financial institutions and transfer agent. The Income Fund depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. If any of these third parties are unable to meet their obligations to the Income Fund because of the Year 2000 deficiencies, such a failure may have a material impact on the Income Fund. Accordingly, we have requested and are evaluating documentation from the Income Fund's tenants, financial institutions, and transfer agent relating to their Year 2000 compliance plans. At this time, we have not yet received sufficient certifications to be assured that the tenants, financial institutions, and transfer agent have fully considered and mitigated any potential material impact of the Year 2000 deficiencies. Therefore, we do not, at this time, know of the potential costs to the Income Fund of any adverse impact or effect of any Year 2000 deficiencies by these third parties.

   We currently expect that all Year 2000 compliance testing and any necessary remedial measures on the information technology systems used in the business activities and operations of the Income Fund will be completed prior to June 30, 1999. Based on the progress we and our affiliates have made in identifying and addressing the Income Fund's Year 2000 issues and the plan and timeline to complete the compliance program, we do not foresee significant risks associated with the Income Fund's Year 2000 compliance at this time. Because we and our affiliates are still evaluating the status of the systems used in business activities and operations of the Income Fund and the systems of the third parties with which the Income Fund conducts its business, we have not yet developed a comprehensive contingency plan and are unable to identify "the most reasonably likely worst case scenario" at this time. As we identify significant risks related to the Income Fund's Year 2000 compliance or if the Income Fund's Year 2000 compliance program's progress deviates substantially from the anticipated timeline, we will develop appropriate contingency plans.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Condensed Balance Sheets as of September 30, 1998 and December 31, 1997..   F-1

Condensed Statements of Income for the Quarters and Nine Months Ended
 September 30, 1998 and 1997.............................................   F-2

Condensed Statements of Partner's Capital for the Nine Months Ended
 September 30, 1998 and for the Year Ended December 31, 1997.............   F-3

Condensed Statements of Cash Flows for the Nine Months Ended September
 30, 1998 and 1997.......................................................   F-4

Notes to Condensed Financial Statements for the Quarters and Nine Months
 Ended September 30, 1998 and 1997.......................................   F-5

Report of Independent Accountants........................................   F-7

Balance Sheets as of December 31, 1997 and 1996..........................   F-8

Statements of Income for the Years Ended December 31, 1997, 1996 and the
 period February 10, 1995 (date of inception) through Year Ended December
 31, 1995................................................................   F-9

Statements of Partner's Capital for the Years Ended December 31, 1997,
 1996 and the period February 10, 1995 (date of inception) through Year
 Ended December 31, 1995.................................................  F-10

Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 the period February 10, 1995 (date of inception) through Year Ended
 December 31, 1995.......................................................  F-11

Notes to Financial Statements for the Years Ended December 31, 1997, 1996
 and the period February 10, 1995 (date of inception) through Year Ended
 December 31, 1995.......................................................  F-13

Unaudited Pro Forma Financial Information................................  F-22

Unaudited Pro Forma Balance Sheet as of September 30, 1998...............  F-23

Unaudited Pro Forma Income Statement for the Nine Months Ended September
 30, 1998................................................................  F-24

Unaudited Pro Forma Income Statement for the Year Ended December 31,
 1997....................................................................  F-25

Notes and Management's Assumptions to Unaudited Pro Forma Financial
 Statements..............................................................  F-26

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                        September   December
                                                           30,         31,
                                                          1998        1997
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $818,692 and $553,968.... $20,741,467 $21,328,869
Net investment in direct financing leases.............   2,988,761   3,056,783
Investment in joint ventures..........................   1,448,628   1,328,067
Cash and cash equivalents.............................   1,462,427   1,238,799
Receivables, less allowance for doubtful accounts of
 $14,333 in 1997......................................      22,200         613
Prepaid expenses......................................       7,219          20
Organization costs, less accumulated amortization of
 $5,809 and $4,309                                           4,191       5,691
Accrued rental income.................................     573,632     357,246
Other assets..........................................     119,765     104,391
                                                       ----------- -----------
                                                       $27,368,290 $27,420,479
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $     2,868 $     2,922
Accrued construction costs payable....................         --       38,834
Accrued real estate taxes payable.....................      20,645         --
Distributions payable.................................     600,000     600,000
Due to related parties................................       3,362       2,875
Rents paid in advance.................................      41,300      55,762
Deferred rental income................................      52,021      64,690
                                                       ----------- -----------
  Total liabilities...................................     720,196     765,083
Minority interest.....................................     429,452     419,193
Partners' capital.....................................  26,218,642  26,236,203
                                                       ----------- -----------
                                                       $27,368,290 $27,420,479
                                                       =========== ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                   Quarter Ended         Nine Months Ended
                                   September 30,           September 30,
                                --------------------  ------------------------
                                  1998       1997        1998         1997
                                ---------  ---------  -----------  -----------
Revenues:
  Rental income from operating
   leases                       $ 604,073  $ 620,623  $ 1,832,554  $ 1,726,684
  Earned income from direct
   financing leases                93,834     94,807      282,256      224,912
  Interest and other income...     11,128      8,372       36,667       58,641
                                ---------  ---------  -----------  -----------
                                  709,035    723,802    2,151,477    2,010,237
                                ---------  ---------  -----------  -----------
Expenses:
  General operating and
   administrative                  29,293     26,636       86,909      101,337
  Professional services.......      4,393      6,530       15,022       16,595
  Real estate taxes...........     20,645        --        20,645          --
  Management fees to related
   parties....................      6,604      6,655       19,966       18,844
  State and other taxes.......          7        --        11,811        6,442
  Depreciation and
   amortization...............     96,125    100,107      273,084      288,145
                                ---------  ---------  -----------  -----------
                                  157,067    139,928      427,437      431,363
                                ---------  ---------  -----------  -----------
Income Before Minority
 Interest in Income of
 Consolidated Joint Venture
 and Equity in Earnings of
 Unconsolidated Joint
 Ventures.....................    551,968    583,874    1,724,040    1,578,874
Minority Interest in Income of
 Consolidated Joint Venture...   (15,703)   (15,697)     (46,922)      (26,129)
Equity in Earnings of
 Unconsolidated
 Joint Ventures...............     35,536     26,437      105,321       71,795
                                ---------  ---------  -----------  -----------
Net Income....................  $ 571,801  $ 594,614  $ 1,782,439  $ 1,624,540
                                =========  =========  ===========  ===========
Allocation of Net Income:
  General partners............  $    (282) $     (54) $      (176) $      (630)
  Limited partners............    572,083    594,668    1,782,615    1,625,170
                                ---------  ---------  -----------  -----------
                                $ 571,801  $ 594,614  $ 1,782,439  $ 1,624,540
                                =========  =========  ===========  ===========
Net Income Per Limited Partner
 Unit.........................  $    0.19  $    0.20  $      0.59  $      0.54
                                =========  =========  ===========  ===========
Weighted Average Number of
 Limited
 Partner Units Outstanding....  3,000,000  3,000,000    3,000,000    3,000,000
                                =========  =========  ===========  ===========

                See accompanying notes to financial statements.

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                      Nine Months
                                                         Ended     Year Ended
                                                       September    December
                                                       30, 1998     31, 1997
                                                      -----------  -----------
General partners:
  Beginning balance.................................. $      (551) $       288
  Net income.........................................        (176)        (839)
                                                      -----------  -----------
                                                            (727)         (551)
                                                      -----------  -----------
Limited partners:
  Beginning balance..................................  26,236,754   26,319,858
  Net income.........................................   1,782,615    2,204,396
  Distributions ($0.60 and $0.76 per limited partner
   unit, respectively)............................... (1,800,000)  (2,287,500)
                                                      -----------  -----------
                                                       26,219,369   26,236,754
                                                      -----------  -----------
    Total partners' capital.......................... $26,218,642  $26,236,203
                                                      ===========  ===========



                See accompanying notes to financial statements.

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS


                                                          Nine Months Ended
                                                            September 30,
                                                        -----------------------
                                                           1998        1997
                                                        ----------  -----------
Increase (Decrease) in Cash and Cash Equivalents:
  Net Cash Provided by Operating Activities...........  $1,881,998  $ 1,912,554
                                                        ----------  -----------
  Cash Flows from Investing Activities:
    Additions to land and buildings on operating
     leases                                                306,100  (1,978,420)
    Investment in direct financing leases.............         --    (1,130,497)
    Investment in joint ventures......................    (127,807)  (1,050,402)
                                                        ----------  -----------
      Net cash provided by (used in) investing
       activities.....................................     178,293   (4,159,319)
                                                        ----------  -----------
  Cash Flows from Financing Activities:
    Reimbursement of acquisition costs paid by related
     parties on behalf of the Partnership                      --       (25,434)
    Contributions from minority interest..............         --       278,170
    Distributions to limited partners.................  (1,800,000)  (1,577,584)
    Distributions to hold of minority interest........     (36,663)     (29,184)
                                                        ----------  -----------
      Net cash used in financing activities...........  (1,836,663)  (1,354,032)
                                                        ----------  -----------
Net Increase (Decrease) in Cash and Cash Equivalents..     223,628   (3,600,797)
Cash and Cash Equivalents at Beginning
 of Period............................................   1,238,799    4,716,719
                                                        ----------  -----------
Cash and Cash Equivalents at End of
 Period...............................................  $1,462,427  $ 1,115,922
                                                        ==========  ===========
Supplemental Schedule of Non-Cash Investing and
 Financing Activities:
  Related parties paid certain acquisition costs on
   behalf of the Partnership as follows:..............  $      --   $    11,253
                                                        ==========  ===========
  Land and building under operating lease exchanged
   for land and building under operating lease........  $  899,654  $       --
                                                        ==========  ===========
  Distributions declared and unpaid at end of period..  $  600,000  $   600,000
                                                        ==========  ===========



                See accompanying notes to financial statements.

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
           Quarters and Nine Months Ended September 30, 1998 and 1997
1. Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter and nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ending December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund XVII, Ltd. (the "Partnership") for the year ended December 31, 1997.

   The Partnership accounts for its 80 percent interest in the accounts of CNL/GC El Cajon Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   Certain items in the prior year's financial statements have been reclassified to conform to 1998 presentation. These reclassifications had no effect on partners' capital or net income.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

2. Land and Buildings on Operating Leases

   In June 1998, the tenant of the property in Troy, Ohio, exercised its option under the terms of its lease agreement to substitute the existing property for a replacement property. In conjunction therewith, the Partnership exchanged the property in Troy, Ohio, with a property in Inglewood, California. The lease for the property in Troy, Ohio, was amended to allow the property in Inglewood, California to continue under the terms of the original lease. All closing costs were paid by the tenant. The Partnership accounted for this as a nonmonetary exchange of similar assets and recorded the acquisition of the property in Inglewood, California, at the net book value of the property in Troy, Ohio. No gain or loss was recognized due to this being accounted for as a nonmonetary exchange of similar assets.

3. Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual lessees, or affiliated groups of lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures and properties held as tenants-in-common), for at least one of the nine month periods ended September 30:

                                                    1998     1997
                                                  -------- --------
        Golden Corral Corporation................ $339,073 $349,449
        National Restaurant Enterprises, Inc.....  328,582  208,212
        DenAmerica Corp..........................  323,884  319,740
        Foodmaker, Inc...........................  262,135  240,487
        San Diego Food Holdings, Inc.............  237,131  133,858

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued) Quarters and Nine Months Ended September 30, 1998 and 1997

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the ongoing operations of the lessees.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners
CNL Income Fund XVII, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund XVII, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements and financial statement schedule are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund XVII, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the years ended December 31, 1997 and 1996 and the period February 10, 1995 (date of inception) through December 31, 1995 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
February 4, 1998

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                            December 31,
                                                       -----------------------
                                                          1997        1996
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation............................. $21,328,869 $21,364,032
Net investment in direct financing leases.............   3,056,783   1,982,164
Investment in joint ventures..........................   1,328,067     201,171
Cash and cash equivalents.............................   1,238,799   4,716,719
Receivables, less allowance for
doubtful accounts of $14,333
and $4,469............................................         613      63,253
Organization costs, less accumulated amortization of
 $4,309 and $2,309....................................       5,691       7,691
Accrued rental income.................................     460,915     167,216
Other assets..........................................     104,411     172,761
                                                       ----------- -----------
                                                       $27,524,148 $28,675,007
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $     2,922 $     2,985
Accrued construction costs payable....................      38,834   1,560,712
Distributions payable.................................     600,000     490,084
Due to related parties................................       2,875      17,153
Rents paid in advance.................................      55,762      52,769
Deferred rental income................................     168,359      90,482
                                                       ----------- -----------
Total liabilities.....................................     868,752   2,214,185
Minority interest.....................................     419,193     140,676
Partners' capital.....................................  26,236,203  26,320,146
                                                       ----------- -----------
                                                       $27,524,148 $28,675,007
                                                       =========== ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                                    February 10,
                                                                    1995 (Date)
                                                                         of
                                                                     Inception)
                                             Year Ended December    through Year
                                                     31,               Ended
                                            ----------------------  December 31,
                                               1997        1996         1995
                                            ----------  ----------  ------------
Revenues:
  Rental income from operating leases.....  $2,323,256  $1,054,534    $   --
  Earned income from direct financing
   leases.................................     319,487     130,745        --
  Interest................................      69,779     244,406     12,153
  Other income............................       1,128       9,984        --
                                            ----------  ----------    -------
                                             2,713,650   1,439,669     12,153
                                            ----------  ----------    -------
Expenses:
  General operating and administrative....     128,168     144,728      3,360
  Professional services...................      21,877      14,326        133
  Management fee to related party.........      25,377      10,482        --
  State and other taxes...................       6,443         --         --
  Depreciation and amortization...........     387,292     179,208        309
                                            ----------  ----------    -------
                                               569,157     348,744      3,802
                                            ----------  ----------    -------
Income Before Minority Interest in Income
 of Consolidated Joint Venture and Equity
 in Earnings of Unconsolidated Joint
 Ventures.................................   2,144,493   1,090,925      8,351
Minority Interest in Income of
 Consolidated Joint Venture...............     (41,854)        --         --
Equity in Earnings of Unconsolidated Joint
 Ventures.................................     100,918       4,834        --
                                            ----------  ----------    -------
Net Income................................  $2,203,557  $1,095,759    $ 8,351
                                            ==========  ==========    =======
Allocation of Net Income:
  General partners........................  $     (839) $     (709)   $    (3)
  Limited partners........................   2,204,396   1,096,468      8,354
                                            ----------  ----------    -------
                                            $2,203,557  $1,095,759    $ 8,351
                                            ==========  ==========    =======
Net Income per Limited Partner Unit.......  $     0.73  $     0.52    $  0.02
                                            ==========  ==========    =======
Weighted Average Number of Limited Partner
 Units Outstanding........................   3,000,000   2,121,253    340,780
                                            ==========  ==========    =======

                See accompanying notes to financial statements.

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

                        STATEMENTS OF PARTNERS' CAPITAL

 Years Ended December 31, 1997 and 1996 and the Period February 10, 1995 (Date
                                 of Inception)
                           through December 31, 1995

                          General Partners                Limited Partners
                          ---------------- -----------------------------------------------
                                  Accumu-                            Accumu-
                          Contri-  lated     Contri-     Distri-      lated    Syndication
                          butions Earnings   butions     butions     Earnings     Costs        Total
                          ------- -------- ----------- -----------  ---------- -----------  -----------
Balance at Inception,
 (February 10, 1995)....  $   --   $   --  $        -- $        --  $       -- $        --  $        --
Contributions from
 general partners.......   1,000       --           --          --          --          --        1,000
Contributions from
 limited partners.......      --       --    5,696,921          --          --          --    5,696,921
Distributions to limited
 partners
 ($0.08 per limited
 partner unit)..........      --       --           --     (28,275)         --          --      (28,275)
Syndication costs.......      --       --           --          --          --  (1,035,764)  (1,035,764)
Net income..............      --       (3)          --          --       8,354          --        8,351
                          ------   ------  ----------- -----------  ---------- -----------  -----------
Balance, December 31,
 1995...................   1,000       (3)   5,696,921     (28,275)      8,354  (1,035,764)   4,642,233
Contributions from
 limited partners.......      --       --   24,303,079          --          --          --   24,303,079
Distributions to limited
 partners
 ($0.55 per limited
 partner unit)..........      --       --           --  (1,166,689)         --          --   (1,166,689)
Syndication costs.......      --       --           --          --          --  (2,554,236)  (2,554,236)
Net income..............      --     (709)          --          --   1,096,468          --    1,095,759
                          ------   ------  ----------- -----------  ---------- -----------  -----------
Balance, December 31,
 1996...................   1,000     (712)  30,000,000  (1,194,964)  1,104,822  (3,590,000)  26,320,146
Distributions to limited
 partners
 ($0.76 per limited
 partner unit)..........      --       --           --  (2,287,500          --          --   (2,287,500)
Net income..............      --     (839)          --          --   2,204,396          --    2,203,557
                          ------   ------  ----------- -----------  ---------- -----------  -----------
Balance, December 31,
 1997...................  $1,000   $1,551) $30,000,000 $(3,482,464) $3,309,218 $(3,590,000) $26,236,203
                          ======   ======  =========== ===========  ========== ===========  ===========


                See accompanying notes to financial statements.

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOW

                                                                    February 10,
                                                                     1995 (Date
                                                                         of
                                                                     Inception)
                                                                      through
                                         Year Ended December 31,    December 31,
                                            1997          1996          1995
                                         -----------  ------------  ------------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
  Cash received from tenants...........  $ 2,502,057  $  1,149,196           --
  Distributions from unconsolidated
   joint ventures......................      106,346         4,985           --
  Cash paid for expenses...............     (183,068)     (165,639)      (3,141)
  Interest received....................       69,779       244,406       12,153
                                         -----------  ------------   ----------
   Net cash provided by operating
    activities.........................    2,495,114     1,232,948        9,012
                                         -----------  ------------   ----------
 Cash Flows From Investing Activities:
  Additions to land and buildings on
   operating leases....................   (1,740,491)  (19,735,346)    (332,928)
  Investment in direct financing
   leases..............................   (1,130,497)   (1,784,925)          --
  Investment in joint ventures.........   (1,135,681)     (201,501)          --
  Increase in other assets.............           --            --     (221,282)
  Other................................           --           410         (410)
                                         -----------  ------------   ----------
   Net cash used in investing
    activities.........................   (4,006,669)  (21,721,362)    (554,620)
                                         -----------  ------------   ----------
 Cash Flows From Financing Activities:
  Reimbursement of acquisition,
   organization and syndication costs
   paid by related parties on behalf
   of the Partnership..................      (25,444)     (326,483)    (347,907)
  Contributions from general
   partners............................           --            --        1,000
  Contributions from limited
   partners............................           --    24,303,079    5,696,921
  Contributions from holder of
   minority interest...................      278,170       140,676           --
  Distributions to limited partners....   (2,177,584)     (703,681)      (1,199)
  Distributions to holder of minority
   interest............................      (41,507)           --           --
  Payment of syndication costs.........           --    (2,407,317)    (604,348)
                                         -----------  ------------   ----------
   Net cash provided by (used
    in)financing activities............   (1,966,365)   21,006,274    4,744,467
                                         -----------  ------------   ----------
Net Increase (Decrease) in Cash and
 Cash Equivalents......................   (3,477,920)      517,860    4,198,859
Cash and Cash Equivalents at Beginning
 of Period.............................    4,716,719     4,198,859           --
                                         -----------  ------------   ----------
Cash and Cash Equivalents at End of
 Period................................  $ 1,238,799  $  4,716,719   $4,198,859
                                         ===========  ============   ==========
Reconciliation of Net Income to Net
 Cash Provided by Operating Activities:
 Net income............................  $ 2,203,557  $  1,095,759   $    8,351
                                         -----------  ------------   ----------
 Adjustments to reconcile net income
  to net cash provided by operating
  activities: Depreciation.............      376,973       176,995           --
   Amortization........................       10,319         2,213          309
   Minority interest in income
    consolidated joint venture.........       41,854            --           --
   Equity in earnings of unconsolidated
    joint ventures, net of
    distributions......................        5,428           151           --
   Decrease (increase) in receivables..       39,518       (40,131)          --
   Decrease in net investment in direct
    financing leases...................       30,454        16,345           --
   Increase in accrued rental income...     (293,699)     (167,216)          --
   Increase (decrease) in accounts
    payable and accrued expenses.......          (63)        2,985           --
   Increase (decrease) in due to
    related parties, excluding
    acquisition, organization and
    syndication costs paid on behalf of
    the Partnership....................          (97)        2,596          352
   Increase in rents paid in advance...        2,993        52,769           --
   Increase in deferred rental income..       77,877        90,482           --
                                         -----------  ------------   ----------
     Total adjustments.................      291,557       137,189          661
                                         -----------  ------------   ----------
Net Cash Provided by Operating
 Activities............................  $ 2,495,114  $  1,232,948   $    9,012
                                         ===========  ============   ==========
Supplemental Schedule of Non-Cash
 Investing and Financing Activities:
 Related parties paid certain
  acquisition, organization and
  syndication costs on behalf of the
  Partnership as follows:
   Acquisition costs...................  $    11,262  $     69,836   $   30,424
   Organization costs..................           --            --       10,000
   Syndication costs...................           --       231,885      346,450
                                         -----------  ------------   ----------
                                         $    11,262  $    301,721   $  386,874
                                         ===========  ============   ==========
 Distributions declared and unpaid at
  December 31..........................  $   600,000  $    490,084   $   27,076
                                         ===========  ============   ==========

                See accompanying notes to financial statements.

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    Years Ended December 31, 1997 and 1996 and the Period February 10, 1995
                 (Date of Inception) through December 31, 1995

1. Significant Accounting Policies

  Organization and Nature of Business--CNL Income Fund XVII, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food, family-style and casual dining restaurant chains. Under the terms of a registration statement filed with the Securities and Exchange Commission, the Partnership was authorized to sell a maximum of 3,000,000 units ($30,000,000) of limited partnership interest. A total of 3,000,000 units ($30,000,000) of limited partnership interest were sold.

  The Partnership was a development stage enterprise from February 10, 1995 through November 3, 1995. Since operations had not begun, activities through November 3, 1995, were devoted to organization of the Partnership.

  The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

  Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

    Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (see
    Note 4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

    Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals (including rental payments, if any, required during the construction of a property) vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

    Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. In contrast, deferred rental income represents the aggregate amount of scheduled rental payments to date (including rental payments due during construction and prior to the property being placed in service) in excess of income recognized on a straight-line basis over the lease term commencing on the date the property is placed in service.

  When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, or deferred rental income, will be removed from the accounts and gains or losses from sales will be reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
    Years Ended December 31, 1997 and 1996 and the Period February 10, 1995
                 (Date of Inception) through December 31, 1995

1. Significant Accounting Policies--Continued partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value.

  Investment in Joint Ventures--The Partnership accounts for its 80 percent interest in CNL/GC El Cajon Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

  The Partnership's investments in CNL Kingston Joint Venture and CNL Mansfield Joint Venture, and a property in Corpus Christi, Texas, a property in Akron, Ohio, and a property in Fayetteville, North Carolina, for which each property is held as tenants-in-common, are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

  Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks, certificates of deposit and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

  Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks, certificates of deposit and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

  Organization Costs--Organization costs are amortized over five years using the straight-line method upon commencement of operations.

  Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

  Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment (Note 6).

  Weighted Average Number of Limited Partner Units Outstanding--Net income and distributions per limited partner unit are calculated based upon the weighted average number of units of limited partnership interest outstanding during the period the Partnership was operational.

  Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    Years Ended December 31, 1997 and 1996 and the Period February 10, 1995
                 (Date of Inception) through December 31, 1995

1.Significant Accounting Policies--Continued liabilities to prepare these financial statements in conformity with generally accepted accounted principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

  Reclassification--Certain items in the prior years' financial statements have been reclassified to conform to 1997 presentation. These reclassifications had no effect on partners' capital or net income.

2. Leases

  The Partnership leases its land and buildings to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases are classified as operating leases and some of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portion of the leases are operating leases. All leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to four successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases

  Land and buildings on operating leases consisted of the following at December 31:

                                                          1997         1996
                                                       -----------  -----------
      Land...........................................  $10,357,191  $10,148,827
      Buildings......................................   11,525,646   11,168,540
                                                       -----------  -----------
                                                        21,882,837   21,317,367
      Less accumulated depreciation..................     (553,968)    (176,995)
                                                       -----------  -----------
                                                        21,328,869   21,140,372
      Construction in progress.......................          --       223,660
                                                       -----------  -----------
                                                       $21,328,869  $21,364,032
                                                       ===========  ===========

  Some leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997 and 1996, the Partnership recognized $293,699 and $167,216, respectively, of such rental income.

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
    Years Ended December 31, 1997 and 1996 and the Period February 10, 1995
                 (Date of Inception) through December 31, 1995

3. Land and Buildings on Operating Leases--Continued

  The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1997:

      1998.......................................................... $ 2,160,765
      1999..........................................................   2,173,058
      2000..........................................................   2,185,696
      2001..........................................................   2,279,375
      2002..........................................................   2,336,127
      Thereafter....................................................  30,028,040
                                                                     -----------
                                                                     $41,163,061
                                                                     ===========

  Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Net Investment in Direct Financing Leases

  The following lists the components of the net investment in direct financing leases at December 31:

                                                            1997        1996
                                                         ----------  ----------
      Minimum lease payments receivable................  $7,636,851  $4,301,029
      Estimated residual values........................     775,896     499,627
      Less unearned income.............................  (5,355,964) (2,818,492)
                                                         ----------  ----------
      Net investment in direct financing leases........  $3,056,783  $1,982,164
                                                         ==========  ==========

  The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1997:

      1998........................................................... $  411,927
      1999...........................................................    411,927
      2000...........................................................    411,927
      2001...........................................................    411,927
      2002...........................................................    411,927
      Thereafter.....................................................  5,577,216
                                                                      ----------
                                                                      $7,636,851
                                                                      ==========

  The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

5. Investment in Joint Ventures

  In October 1996, the Partnership acquired an approximate 20 percent interest in a property in Fayetteville, North Carolina, as tenants-in-common, with an affiliate of the general partners. The Partnership accounts

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
    Years Ended December 31, 1997 and 1996 and the Period February 10, 1995
                 (Date of Inception) through December 31, 1995

5. Investment in Joint Ventures--Continued for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures.

  In January 1997, the Partnership acquired an approximate 27 percent interest in a property in Corpus Christi, Texas, and an approximate 37 percent interest in a property in Akron, Ohio, each as tenants-in-common, with affiliates of the general partners. The Partnership accounts for its investment in these properties using the equity method since the Partnership shares control with affiliates, and amounts relating to these investments are included in investment in joint ventures.

  In February 1997, the Partnership entered into a joint venture arrangement, CNL Mansfield Joint Venture, with an affiliate of the Partnership which has the same general partners, to hold one restaurant property in Mansfield, Texas. As of December 31, 1997, the Partnership and its co-venture partner had contributed $163,964 and $616,245, respectively, to the joint venture to acquire the restaurant property. As of December 31, 1997, the Partnership and its co-venture partner owned a 21 percent and 79 percent interest, respectively, in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with the affiliate.

  In September 1997, the Partnership entered into a joint venture arrangement, CNL Kingston Joint Venture, with an affiliate of the Partnership which has the same general partners, to construct and hold one restaurant property. As of December 31, 1997, the Partnership and its co-venture partner had contributed $183,241 and $121,855, respectively, to CNL Kingston Joint Venture to fund construction costs relating to the property owned by the joint venture. The partnership and its co-venture partner have agreed to contribute approximately $128,700 and $85,600, respectively, in additional construction costs to the joint venture. When construction is completed, the Partnership and its co-venture partner expect to have a
  60.06 and 39.94 percent interest, respectively, in the profits and losses of the joint venture. As of December 31, 1997, the Partnership owned a 60.06% interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with an affiliate.

  CNL Mansfield Joint Venture and CNL Kingston Joint Venture, and the Partnership and affiliates, as tenants-in-common in three separate tenancy-in-common arrangements, each own and lease one property to an operator of national fast-food or family-style restaurants. The following presents the combined, condensed financial information for the joint ventures and the properties held as tenants-in-common with affiliates at December 31:

                                                             1997      1996
                                                          ---------- --------
      Land and buildings on operating leases, less
       accumulated depreciation.......................... $4,495,671 $960,732
      Cash...............................................      8,936      100
      Accrued rental income..............................     65,395    3,929
      Other assets.......................................      1,931       --
      Liabilities........................................    228,896       23
      Partners' capital..................................  4,343,037  964,738
      Revenues...........................................    453,481   29,293
      Net income.........................................    375,257   24,502

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
    Years Ended December 31, 1997 and 1996 and the Period February 10, 1995
                 (Date of Inception) through December 31, 1995

5. Investment in Joint Ventures--Continued

  The Partnership recognized income totaling $100,918 and $4,834 for the years ended December 31, 1997 and 1996 from these joint ventures and the properties held as tenants-in-common with affiliates.

6.  Syndication Costs

  Syndication costs consisting of legal fees, commissions, a due diligence expense reimbursement fee, printing and other expenses incurred in connection with the offering totaled $3,590,000. These offering expenses were charged to the limited partners' capital accounts to reflect the net capital proceeds of the offering.

7. Allocations and Distributions

  Generally, distributions of net cash flow, as defined in the limited partnership agreement of the Partnership, are made 95 percent to the limited partners and five percent to the general partners; provided, however, that for any particular year, the five percent of net cash flow to be distributed to the general partners will be subordinated to receipt by the limited partners in that year of an eight percent noncumulative, noncompounded return on their aggregate invested capital contributions (the "Limited Partners' 8% Return").

  Generally, net income (determined without regard to any depreciation and amortization deductions and gains and losses from the sale of properties) is allocated between the limited partners and the general partners first, in an amount not to exceed the net cash flow distributed to the partners attributable to such year in the same proportions as such net cash flow is distributed; and thereafter, 99 percent to the limited partners and one percent to the general partners. All deductions for depreciation and amortization are allocated 99 percent to the limited partners and one percent to the general partners.

  Net sales proceeds from the sale of a property generally will be distributed first to the limited partners in an amount sufficient to provide them with the return of their invested capital contributions, plus their cumulative Limited Partners' 8% Return. The general partners will then receive a return of their capital contributions and, to the extent previously subordinated and unpaid, a five percent interest in all net cash flow distributions. Any remaining net sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners.

  Any gain from the sale of a property will be, in general, allocated in the same manner as net sales proceeds are distributable. Any loss will be allocated first, on a pro rata basis to the partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

  During the years ended December 31, 1997 and 1996 and during the period February 10, 1995 (date of inception) through December 31, 1995, the Partnership declared distributions to the limited partners of $2,287,500, $1,166,689 and $28,275, respectively. No distributions have been made to the general partners to date.

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
    Years Ended December 31, 1997 and 1996 and the Period February 10, 1995
                 (Date of Inception) through December 31, 1995

8. Income Taxes

  The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31, 1997 and 1996 and the period February 10, 1995 (date of inception) through December 31, 1995:

                                                   1997        1996      1995
                                                ----------  ----------  -------
    Net income for financial reporting
     purposes.................................. $2,203,557  $1,095,759  $ 8,351
    Depreciation for financial reporting
     purposes in excess of depreciation for tax
     reporting purposes........................     25,005      13,226      --
    Direct financing leases recorded as
     operating leases for tax reporting
     purposes..................................     30,454      16,345      --
    Equity in earnings of unconsolidated joint
     venture for financial reporting purposes
     in excess of equity in earnings of
     unconsolidated joint ventures for tax
     reporting purposes........................     (3,650)       (479)     --
    Minority interest in timing differences of
     consolidated joint venture................        217                  --
    Capitalization of administrative expenses
     for tax reporting purposes................      1,557      11,940    3,493
    Amortization for tax reporting purposes (in
     excess of) less than amortization for
     financial reporting purposes..............      1,667      (2,025)     309
    Accrued rental income......................   (293,699)   (167,216)     --
    Deferred rental income.....................     80,635      90,482      --
    Rents paid in advance......................      2,993      52,769      --
    Other......................................      9,865       4,163      --
                                                ----------  ----------  -------
      Net income for federal income tax
     purposes.................................. $2,058,601  $1,114,964  $12,153
                                                ==========  ==========  =======

9. Related Party Transactions

  One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the parent company of CNL Securities Corp. and CNL Fund Advisors, Inc. James M. Seneff, Jr. is director and chief executive officer of CNL Securities Corp. and is director, chairman of the board of directors and chief executive officer of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, is director and president of CNL Securities Corp., is director, vice chairman of the board of directors and treasurer of CNL Fund Advisors, Inc. and served as president of CNL Fund Advisors, Inc. through October 31, 1997.

  For the year ended December 31, 1996 and the period February 10, 1995 (Date of Inception) through December 31, 1995, the Partnership incurred $2,065,762 and $484,238, respectively, in syndication costs due to CNL Securities Corp. for services in connection with selling limited partnership interests. A substantial portion of these amounts ($2,359,831) was paid as commissions to other broker-dealers.

  In addition, for the year ended December 31, 1996 and the period February 10, 1995 (Date of Inception) through December 31, 1995, the Partnership incurred $121,515 and $28,485, respectively, as a due diligence expense reimbursement fee due to CNL Securities Corp. This fee equals 0.5% of the limited

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
    Years Ended December 31, 1997 and 1996 and the Period February 10, 1995
                 (Date of Inception) through December 31, 1995

9. Related Party Transactions--Continued partner contributions of $30,000,000. The majority of this fee was reallowed to other broker-dealers for payment of bona fide due diligence expenses.

  Additionally, the Partnership incurred $1,093,639 and $256,361 for the year ended December 31, 1996 and the period February 10, 1995 (Date of Inception) through December 31, 1995, respectively, in acquisition fees due to CNL Fund Advisors, Inc. for services in finding, negotiating and acquiring properties on behalf of the Partnership. These fees represent 4.5% of the limited partner capital contributions of $30,000,000.

  During the years ended December 31, 1997 and 1996, and the period February 10, 1995 (Date of Inception) through December 31, 1995, CNL Fund Advisors, Inc. acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay CNL Fund Advisors, Inc. an annual, management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures. The management fee, which will not exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of CNL Fund Advisors, Inc. All or any portion of the management fee not taken as to any fiscal year shall be deferred without interest and may be taken in such other fiscal year as CNL Fund Advisors, Inc. shall determine. The Partnership incurred management fees of $25,377 and $10,482 for the years ended December 31, 1997 and 1996. No such fees were incurred for the period February 10, 1995 (date of inception) through December 31, 1995.

  During the years ended December 31, 1997 and 1996 and for the period February 10, 1995 (date of inception) through December 31, 1995, Affiliates provided accounting and administrative services to the Partnership (including accounting and administrative services in connection with the offering of units) on a day-to-day basis. The expenses incurred for these services were classified as follows:

                                                        1997     1996     1995
                                                       ------- -------- --------
    Syndication costs................................. $   --  $177,683 $133,982
    General operating and administrative expenses.....  90,700   96,729    2,659
                                                       ------- -------- --------
                                                       $90,700 $274,412 $136,641
                                                       ======= ======== ========

  The due to related parties at December 31, 1997 and 1996 totaled $2,875 and $17,153, respectively.

  During 1996, the Partnership acquired from affiliates of the general partners three properties, one of which was held with another affiliate as tenants-in-common, for an aggregate purchase price of $1,667,140. The affiliates of the general partners had purchased and temporarily held title to these properties in order to facilitate the acquisition of these properties by the Partnership. The purchase prices paid by the Partnership represented the costs incurred by the affiliates of the general partners to acquire the properties, including closing costs.

  During 1997, the Partnership and affiliates of the general partners acquired two properties as tenants-in- common for an aggregate purchase price of $718,932 from CNL BB Corp., an affiliate of the general partners. CNL BB Corp. had purchased and temporarily held title to these properties in order to facilitate

                           CNL INCOME FUND XVII, LTD.
                        (A Florida Limited Partnership)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
    Years Ended December 31, 1997 and 1996 and the Period February 10, 1995
                 (Date of Inception) through December 31, 1995

9. Related Party Transactions--Continued the acquisition of the properties by the Partnership and the affiliates. The purchase price paid by the Partnership and the affiliates represented the costs incurred by CNL BB Corp. to acquire and carry the property, including closing costs.

10. Concentration of Credit Risk

  The following schedule presents total rental and earned income from individual lessees, or affiliated groups of lessees, each representing more than ten percent of the Partnership's total rental and earned income (including rental and earned income from the Partnership's consolidated joint venture, the Partnership's share of rental income from the unconsolidated joint ventures and the three properties held as tenants-in-common with affiliates of the general partners) for at least one of the years ended December 31, 1997 and 1996 and the period February 10, 1995 (date of inception) through December 31, 1995:

                                                           1997     1996   1995
                                                         -------- -------- ----
    Golden Corral Corporation........................... $467,275 $286,307 $--
    DenAmerica Corp.....................................  427,800  250,535  --
    National Restaurant Enterprises, Inc................  376,461  197,882  --
    Foodmaker, Inc......................................  326,007  116,658  --
    RTM Indianapolis, Inc. and RTM Southwest, Texas,
     Inc................................................  269,010  133,200  --

  In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including rental and earned income from the Partnership's consolidated joint venture, the Partnership's share of total rental income from the unconsolidated joint ventures and the three properties held as tenants-in-common with affiliates of the general partners) for at least one of the years ended December 31, 1997 and 1996 and the period February 10, 1995 (date of inception through December 31, 1995):

                                                           1997     1996   1995
                                                         -------- -------- ----
    Golden Corral Family Steakhouse Restaurants......... $680,316 $286,307 $--
    Burger King.........................................  410,876  197,882  --
    Jack in the Box.....................................  326,007  116,659  --
    Boston Market.......................................  299,744  105,682  --
    Arby's..............................................  269,010  133,200  --
    Denny's.............................................  252,968  250,535  --

  Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any of these lessees or restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the on-going operations of the lessees.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to the Company gives effect to the Acquisition, and is based on estimates and assumptions set for the below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company, the historical combined financial information of CNL Income Fund XVII, Ltd., (the "CNL Income Fund"), the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on September 30, 1998; the pro forma consolidated statements of earnings assume that the
Property Acquisitions (as defined on page    ) and the Acquisition occurred on
January 1, 1997.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.



   See accompanying notes and management's assumptions to unaudited pro forma financial statements.

                       CNL AMERICAN PROPERTIES FUND, INC.

                       UNAUDITED PRO FORMA BALANCE SHEET

                               September 30, 1998

                                                      Historical
                   ---------------------------------------------------------------------------------
                                                            CNL Financial
                                   CNL Income                 Services,   CNL Financial   Combined
                       APF       Fund XVII, Ltd.  Advisor       Inc.          Corp.      Portfolios
                   ------------  --------------- ---------- ------------- ------------- ------------
     Assets:
Land and
 buildings on
 operating
 leases, net.....  $298,967,972    $20,741,467   $        0  $        0   $          0  $319,709,439
Net investment in
 direct
 financing
 leases..........   117,028,760      2,988,761            0           0              0   120,017,521
Mortgages and
 notes
 receivable......    33,523,506              0            0           0    173,776,981   207,300,487
Other
 Investments.....    16,200,316              0      200,000           0      6,561,628    22,961,944
Investment in
 joint ventures..       631,374      1,448,628            0           0              0     2,080,002
Cash and cash
 equivalents.....    90,674,289      1,462,427      283,300     599,997      5,098,033    98,118,046
Receivables......       575,104         22,200    7,544,985   6,824,632        517,471    15,484,392
Accrued rental
 income..........     3,071,451        573,632            0           0              0     3,645,083
Other assets.....     5,711,195        131,175      401,524     295,570      3,854,477    10,393,941
                   ------------    -----------   ----------  ----------   ------------  ------------
 Total assets....  $566,383,967    $27,368,290   $8,429,809  $7,720,199   $189,808,590  $799,710,855
                   ============    ===========   ==========  ==========   ============  ============
  Liabilities &
     Equity:
Accounts payable
 and accrued
 liabilities.....  $    379,496    $    23,513   $  449,751  $  193,949    $ 1,236,138  $  2,282,847
Accrued
 construction
 costs payable...     3,045,304              0            0           0              0     3,045,304
Distributions
 payable.........             0        600,000    2,220,000           0              0     2,820,000
Due to related
 parties.........     2,552,411          3,362            0   1,452,512      6,556,920    10,565,205
Income tax
 payable.........             0              0    1,989,003           0      1,001,861     2,990,864
Line of credit...     6,765,575              0            0           0              0     6,765,575
Notes payable....             0              0      390,398      28,462    175,528,203   175,947,063
Deferred income..     1,015,758         52,021            0           0              0     1,067,779
Rents paid in
 advance.........       437,497         41,300            0           0              0       478,797
Minority
 interest........       282,544        429,452            0           0              0       711,996
Common Stock.....       621,187              0        9,800       2,000            200       633,187
Additional paid
 in capital......   556,830,578              0      482,964   5,231,827      3,887,496   566,432,865
Accumulated
 distributions in
 excess of net
 earnings........    (5,546,383)             0    2,887,893     811,449      1,597,772      (249,269)
Partners
 capital.........             0     26,218,642            0           0              0    26,218,642
                   ------------    -----------   ----------  ----------   ------------  ------------
 Total
  liabilities and
  equity.........  $566,383,967    $27,368,290   $8,429,809  $7,720,199   $189,808,590  $799,710,855
                   ============    ===========   ==========  ==========   ============  ============
                           Pro Forma
                   ------------------------------
                   Adjustments       Pro Forma
                   ---------------- -------------
     Assets:
Land and
 buildings on
 operating
 leases, net.....  $  5,439,985 (1)
                     26,052,741 (2) $351,202,165
Net investment in
 direct
 financing
 leases..........       513,417 (1)  120,530,938
Mortgages and
 notes
 receivable......       849,195 (2)  208,149,682
Other
 Investments.....            --       22,961,944
Investment in
 joint ventures..       382,821 (1)    2,462,823
Cash and cash
 equivalents.....      (353,644)(1)
                     (8,933,000)(1)
                    (26,901,936)(2)   61,929,466
Receivables......    (7,852,741)(3)    7,631,651
Accrued rental
 income..........      (573,632)(1)    3,071,451
Other assets.....    41,865,636 (1)
                     (3,786,008)(1)   48,473,569
                   ---------------- -------------
 Total assets....  $ 26,702,834     $826,413,689
                   ================ =============
  Liabilities &
     Equity:
Accounts payable
 and accrued
 liabilities.....  $         --     $  2,282,847
Accrued
 construction
 costs payable...            --        3,045,304
Distributions
 payable.........            --        2,820,000
Due to related
 parties.........    (7,852,741)(3)    2,712,464
Income tax
 payable.........    (2,990,864)(4)            0
Line of credit...            --        6,765,575
Notes payable....            --      175,947,063
Deferred income..       (52,021)(1)    1,015,758
Rents paid in
 advance.........            --          478,797
Minority
 interest........            --          711,996
Common Stock.....       140,790 (1)      773,977
Additional paid
 in capital......   143,035,047 (1)  709,467,912
Accumulated
 distributions in
 excess of net
 earnings........   (82,349,599)(1)
                      2,990,864 (4)  (79,608,004)
Partners
 capital.........   (26,218,642)(1)            0
                   ---------------- -------------
 Total
  liabilities and
  equity.........  $ 26,702,834     $826,413,689
                   ================ =============

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                               September 30, 1998

                                                     Historical
                   --------------------------------------------------------------------------------
                                                            CNL Financial
                                  CNL Income                  Services,   CNL Financial  Combined
                       APF      Fund XVII, Ltd.   Advisor       Inc.          Corp.     Portfolios
                   -----------  --------------- ----------- ------------- ------------- -----------
Revenues:
 Rental and
  earned income..  $22,947,199    $2,114,810    $         0  $        0    $         0  $25,062,009
 Fees............            0             0     21,405,127   5,115,549          6,817   26,527,493
 Interest and
  other income...    6,117,911        36,667            751     432,506     18,031,141   24,618,976
                   -----------    ----------    -----------  ----------    -----------  -----------
 Total revenue...   29,065,110     2,151,477     21,405,878   5,548,055     18,037,958   76,208,478
Expenses:
 General and
  administrative..   1,539,004       122,576      6,701,115   4,107,311      2,597,171   15,067,177
 Advisory fees...    1,248,393        19,966              0           0      1,026,231    2,294,590
 Fees to
  Restaurant
  Financial
  Services
  Group..........            0             0        256,456   1,569,202              0    1,825,658
 Interest........            0             0        105,668       3,534     14,230,999   14,340,201
 State taxes.....      397,569        11,811         15,226      18,564        201,616      644,786
 Depreciation
  other..........            0             0         75,607      55,056              0      130,663
 Depreciation
  property.......    2,684,924       265,510              0           0              0    2,950,434
 Amortization....        8,096         7,574         55,932         138        945,299    1,017,039
                   -----------    ----------    -----------  ----------    -----------  -----------
 Total operating
  expenses.......    5,877,986       427,437      7,210,004   5,753,805     19,001,316   38,270,548
                   -----------    ----------    -----------  ----------    -----------  -----------
Operating
 earnings
 (losses)........   23,187,124     1,724,040     14,195,874    (205,750)      (963,358)  37,937,930
 Equity in
  earnings of
  joint
  ventures/minority
  interest.......      (23,271)       58,399              0      12,452              0       47,580
 Gain on
  securitization..           0             0              0           0      3,018,268    3,018,268
                   -----------    ----------    -----------  ----------    -----------  -----------
Net earnings
 (losses) before
 income taxes....   23,163,853     1,782,439     14,195,874    (193,298)     2,054,910   41,003,778
 Provision
  (credit) for
  federal income
  taxes..........            0             0      5,607,415     (81,229)       789,895    6,316,081
                   -----------    ----------    -----------  ----------    -----------  -----------
Net income.......  $23,163,853    $1,782,439    $ 8,588,459  $ (112,069)   $ 1,265,015  $34,687,697
                   ===========    ==========    ===========  ==========    ===========  ===========
Earnings per
 share...........  $      0.49
                   ===========
Shares
 outstanding:
 Weighted
  average........   47,633,909
                   ===========
 End of period...   62,118,679
                   ===========
                          Pro Forma
                   -------------------------------
                   Adjustments       Pro Forma
                   ---------------- --------------
Revenues:
 Rental and
  earned income..  $  9,635,208 (a)
                          6,376 (b) $34,703,593
 Fees............   (21,028,157)(c)
                     (2,875,906)(d)   2,623,430
 Interest and
  other income...     1,526,547 (e)  26,145,523
                   ---------------- --------------
 Total revenue...   (12,735,932)     63,472,546
Expenses:
 General and
  administrative..   (1,304,414)(f)
                     (1,415,100)(g)
                        (21,360)(h)  12,326,303
 Advisory fees...    (2,294,590)(i)           0
 Fees to
  Restaurant
  Financial
  Services
  Group..........    (1,825,658)(n)           0
 Interest........       (68,670)(m)  14,271,531
 State taxes.....        41,444 (j)     686,230
 Depreciation
  other..........             0         130,663
 Depreciation
  property.......     1,494,128 (k)   4,444,562
 Amortization....     1,569,961 (l)   2,587,000
                   ---------------- --------------
 Total operating
  expenses.......    (3,824,259)     34,446,289
                   ---------------- --------------
Operating
 earnings
 (losses)........    (8,911,673)     29,026,257
 Equity in
  earnings of
  joint
  ventures/minority
  interest.......             0          47,580
 Gain on
  securitization..            0       3,018,268
                   ---------------- --------------
Net earnings
 (losses) before
 income taxes....    (8,911,673)     32,092,105
 Provision
  (credit) for
  federal income
  taxes..........    (6,316,081)(o)           0
                   ---------------- --------------
Net income.......  $ (2,595,592)    $32,092,105
                   ================ ==============
Earnings per
 share...........                   $      0.44
                                    ==============
Shares
 outstanding:
 Weighted
  average........                    72,704,747(p)
                                    ==============
 End of period...                    77,397,691
                                    ==============

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                      For the year ended December 31, 1997

                                                  Historical                                          Pro Forma
                   --------------------------------------------------------------------------  ---------------------------
                                CNL Income                               CNL
                                   Fund               CNL Financial   Financial    Combined
                       APF      XVII, Ltd.  Advisor   Services, Inc.    Corp.     Portfolios   Adjustments      Pro Forma
                   -----------  ---------- ---------- -------------- -----------  -----------  -----------     -----------
Revenues:
 Rental and
  earned income..  $15,490,615  $2,642,743 $        0   $        0   $         0  $18,133,358  $24,048,982 (a)
                                                                                                     8,501 (b) $42,190,841
 Fees............            0           0  8,310,836    5,965,110        73,704   14,349,650   (9,097,117)(c)
                                                                                                (2,662,141)(d)   2,590,392
 Interest and
  other income...    3,967,318      70,907    165,569            0    10,932,843   15,136,637      249,395 (e)  15,386,032
                   -----------  ---------- ----------   ----------   -----------  -----------  -----------     -----------
 Total Revenue...   19,457,933   2,713,650  8,476,405    5,965,110    11,006,547   47,619,645   12,547,620      60,167,265
Expenses:
 General and
  administrative..   1,010,725     150,045  4,266,169    1,889,904       828,848    8,145,691     (736,975)(f)
                                                                                                (1,619,238)(g)
                                                                                                   (35,362)(h)   5,754,116
 Advisory fees...      804,879      25,377          0            0     1,802,532    2,632,788   (2,632,788)(i)           0
 Fees to
  Restaurant
  Financial
  Services
  Group..........            0           0    151,041      594,041             0      745,082     (745,082)(n)           0
 Interest........            0           0    162,153      183,315     8,320,000    8,665,468      (81,594)(m)   8,583,874
 State taxes.....      251,358       6,443     12,084        1,294         1,600      272,779       16,758 (j)     289,537
 Depreciation
  other..........            0           0     48,490       14,637             0       63,127          --           63,127
 Depreciation
  property.......    1,784,269     376,972          0            0             0    2,161,241    3,140,583 (k)   5,301,824
 Amortization....       10,793      10,320     18,093       61,324       916,577    1,017,107    2,093,282 (l)   3,110,389
                   -----------  ---------- ----------   ----------   -----------  -----------  -----------     -----------
 Total operating
  expenses.......    3,862,024     569,157  4,658,030    2,744,515    11,869,557   23,703,283     (600,416)     23,102,867
                   -----------  ---------- ----------   ----------   -----------  -----------  -----------     -----------
Operating
 earnings
 (losses)........   15,595,909   2,144,493  3,818,375    3,220,595      (863,010)  23,916,362   13,148,036      37,064,398
 Equity in
  earnings of
  joint
  ventures/minority
  interest.......      (31,453)     59,064          0     (126,627)            0      (99,016)         --          (99,016)
                   -----------  ---------- ----------   ----------   -----------  -----------  -----------     -----------
Net earnings
 before income
 taxes...........   15,564,456   2,203,557  3,818,375    3,093,968      (863,010)  23,817,346   13,148,036      36,965,382
 Provision
  (credit) for
  federal income
  taxes..........            0           0  1,508,258    1,272,133      (317,785)   2,462,606   (2,462,606)(o)           0
                   -----------  ---------- ----------   ----------   -----------  -----------  -----------     -----------
Net earnings
 (losses)........  $15,564,456  $2,203,557 $2,310,117   $1,821,835   $  (545,225) $21,354,740  $15,610,642     $36,965,382
                   ===========  ========== ==========   ==========   ===========  ===========  ===========     ===========
Earnings per
 share...........  $      0.66                                                                                 $      0.50
                   ===========                                                                                 ===========
Shares
 outstanding:
 Weighted
  average........   23,423,868                                                                                  73,376,135(p)
                   ===========                                                                                 ===========
 End of period...   36,192,971                                                                                  73,376,135
                   ===========                                                                                 ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                         PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

   The Pro Forma Balance Sheet as of September 30, 1998 reflects the transactions of the acquisition of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group (the "Acquisition Proposal") as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the nine months ended September 30, 1998, and for the year ended December 31, 1997, have been prepared to reflect a) the issuance of additional shares and the property acquisitions completed from January 1, 1997 through November 30, 1998 ("Offering and Property Transactions") and b) the transactions of the Acquisition Proposal as set forth in this Proxy Statement. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company and the historical combined financial information of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and the CNL Restaurant Financial Services Group. The Pro Forma Balance Sheet was prepared as if the Offering and Property Transactions and the Acquisition Proposal occurred on September 30, 1998. The Pro Forma Statements of Earnings were prepared as if the Property Acquisitions and the Acquisition Proposal occurred as of January 1, 1997. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the Offering and Acquisition Transaction and the Acquisition Proposal had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the Acquisition Proposal have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2. Method of Accounting

   The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group will be accounted for under the purchase accounting method. The Company will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the Company will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an operating expense on the Company's consolidated statements of earnings, but the Company will not deduct this expense for purposes of calculating funds from operations due to the non-recurring and non-cash nature of the expense.

   All significant intercompany balances and transactions between the Company, CNL Income Fund, Advisor and CNL Restaurant Financial Services Group have been eliminated in the pro forma financial statements.

3. Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of September 30, 1998, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at an annual meeting of stockholders, the stockholders of the Company approved an amendment to increase the number of authorized shares to an amount necessary to enable the Company to issue the shares for the Acquisition.

  (1) Represents the payment of $353,644 in cash and the issuance of 15,279,012 common shares in consideration for the purchase of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 at a share price of $10 plus estimated transaction costs. The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group has been accounted for under the purchase accounting method and goodwill was recognized to the extent that the consideration paid exceeded the fair value of the net tangible assets acquired. As for the

                      CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                  PRO FORMA FINANCIAL STATEMENTS--(Continued) acquisition of the Advisor from a related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on the Company's statement of earnings. The Company will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by the Company.

           CNL Income Fund.......................................... $ 30,143,768
           Advisor..................................................   76,000,000
           CNL Restaurant Financial Services Group..................   47,000,000
                                                                     ------------
             Total Purchase Price (cash and shares).................  153,143,768
           Less cash paid to CNL Income Fund........................     (353,644)
                                                                     ------------
             Share consideration....................................  152,790,124
           Transaction costs of the Company.........................    8,933,000
                                                                     ------------
             Total costs incurred................................... $161,723,124
                                                                     ============

      In addition, the Company i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the CNL Income Fund carrying value of land and building on operating leases by $5,439,985, net investment in direct financing leases by $513,417, investment in joint venture by $382,821, made downward adjustments to the carrying value of accrued rental income of $573,632, made downward adjustments to other assets of $3,786,008 and made downward adjustments to deferred income of $52,021 to adjust historical values to fair value, iii) recorded goodwill of $41,865,637 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $77,052,485 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $26,218,642 of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group.

  (2) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

  (3) Represents the elimination by the CNL Income Fund of $3,362 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by the Company of $1,208,000 in related party payables recorded as receivables by the Advisor.

  (4) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                  PRO FORMA FINANCIAL STATEMENTS--(Continued)
4. Adjustments to Pro Forma Income Statements

  (I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the nine months ended September 30, 1998, as if the Acquisition was consummated as of January 1, 1997.

    (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and 2) properties that were developed by the Company from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

         Rental and earned income on Property Transactions
          by the Company............................................. $9,635,208

    (b) Represents $6,376 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.

    (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

         Origination fees........................................ $ (1,569,202)
         Secured equipment lease fee.............................      (44,426)
         Advisory fees...........................................   (1,742,349)
         Reimbursement of administrative costs...................     (290,297)
         Acquisition fees........................................  (15,392,193)
         Underwriting fees.......................................     (254,945)
         Administrative fees.....................................     (148,491)
         Executive fee...........................................     (310,000)
         Guarantee fees..........................................      (93,750)
         Servicing fee...........................................   (1,014,117)
         Development fees........................................     (166,876)
         Consulting fee..........................................       (1,511)
                                                                  ------------
          Total.................................................. $(21,028,157)
                                                                  ============

    (d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

    (e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                  PRO FORMA FINANCIAL STATEMENTS--(Continued)
    (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL
        Restaurant Financial Services Group.

         Reimbursement of administrative costs.................... $  (290,297)
         Servicing fee............................................  (1,014,117)
                                                                   -----------
                                                                   $(1,304,414)
                                                                   ===========

    (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and
        2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

         General and administrative costs.......................... $(1,415,100)

    (h) Represents savings of $21,360 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

    (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

         Advisory fees............................................. $(1,742,349)
         Administrative fees.......................................    (148,491)
         Executive fee.............................................    (310,000)
         Guarantee fees............................................     (93,750)
                                                                    -----------
                                                                    $(2,294,590)
                                                                    ===========

    (j) Represents additional income taxes of $41,444 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.

    (k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

         Depreciation expense........................................ $1,494,128

    (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote
        (2)

         Amortization of goodwill.................................... $1,569,961

    (m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in II (d ) below.

         Interest expense............................................ $ (68,670)

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                  PRO FORMA FINANCIAL STATEMENTS--(Continued)
    (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

         Origination fees.......................................... $(1,569,202)
         Underwriting fees.........................................    (254,945)
         Consulting fee............................................      (1,511)
                                                                    -----------
                                                                    $(1,825,658)
                                                                    ===========

    (o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (p) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

  (II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1997, as if the Acquisition was consummated as of January 1, 1997.

    (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and 2) properties that were developed by the Company from January 1, 1997 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

         Rental and earned income on Property Transactions
          by the Company............................................ $24,048,982

    (b) Represents $8,501 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.

    (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

         Origination fees......................................... $  (594,041)
         Secured equipment lease fee..............................    (375,219)
         Advisory fees............................................  (1,801,057)
         Reimbursement of administrative costs....................    (137,987)
         Acquisition fees.........................................  (3,887,483)
         Underwriting fees........................................    (151,041)
         Administrative fees......................................    (269,231)
         Executive fee............................................    (250,000)
         Guarantee fees...........................................    (312,500)
         Arrangement fees.........................................    (350,000)
         Servicing fee............................................    (598,988)
         Development fees.........................................    (369,570)
                                                                   -----------
          Total................................................... $(9,097,117)
                                                                   ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                  PRO FORMA FINANCIAL STATEMENTS--(Continued)
    (d) Represents the deferral of $2,662,141 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

    (e) Represents the elimination of interest income of $1,931,331 earned during the year ended December 31, 1997 assuming all monies raised during 1997 and all cash held on January 1, 1997 was used to effect the Acquisition on January 1, 1997, represents interest income of $2,047,619 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the recognition of $133,107 of origination fees collected during the year ended December 31, 1997 which were deferred in (d) and are being amortized and recorded as interest income.

    (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL
        Restaurant Financial Services Group.

         Reimbursement of administrative costs..................... $ (137,987)
         Servicing fee.............................................   (598,988)
                                                                    ----------
                                                                    $ (736,975)
                                                                    ==========

    (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and
        2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

         General and administrative costs.......................... $(1,619,238)

    (h) Represents savings of $35,362 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

    (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

         Advisory fees............................................. $(1,801,057)
         Administrative fees.......................................    (269,231)
         Executive fee.............................................    (250,000)
         Guarantee fees............................................    (312,500)
                                                                    -----------
                                                                    $(2,632,788)
                                                                    ===========

    (j) Represents additional income taxes of $16,758 resulting from assuming that acquisitions from January 1, 1997 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.

    (k) Represents increase in depreciation of the building portion of the properties acquired from January 1, 1997 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

         Depreciation expense........................................ $3,140,583

                       CNL AMERICAN PROPERTIES FUND, INC.

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                  PRO FORMA FINANCIAL STATEMENTS--(Continued)
    (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote
        (2)

         Amortization of goodwill.................................... $2,093,282

    (m) Represents elimination of yearly amortization of arrangement fees of $350,000 capitalized as deferred costs and amortized as interest expense and the capitalization of interest expense during the period that properties were under development.

         Amortization of arrangement fees............................ $(24,144)
         Capitalization of interest during development period........  (57,450)
                                                                      --------
                                                                      $(81,594)
                                                                      ========

    (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

         Origination fees............................................ $(594,041)
         Underwriting fees...........................................  (151,041)
                                                                      ---------
                                                                       (745,082)
                                                                      =========

    (o) Represents the elimination of $2,462,606 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (p) Common shares issued during the period were assumed to have been issued and outstanding as of January 1, 1997. For purposes of the pro forma financial statement, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

                                                                     Appendix A

             [LETTERHEAD OF LEGG MASON WOOD WALKER, INCORPORATED]

                                March 10, 1999

James M. Seneff, Jr.
Robert A. Bourne
CNL Realty Corporation
as General Partners of
CNL Income Fund XVII, Ltd.
400 East South Street
Orlando, FL 32801-2878

              Re: CNL Income Fund XVII, Ltd. (the "Partnership")

Gentlemen:

   You have requested our opinion as investment bankers (a) as to the fairness, from a financial point of view, to the Partnership and its limited partners of the shares of common stock (the "Common Stock") of CNL American Properties Fund, Inc. (the "Acquiror") offered to them in the Merger (as defined below), (b) as to the fairness, from a financial point of view, of the aggregate Common Stock offered to the CNL Income Funds (as defined below) in the Merger Transactions (as defined below) and (c) as to the fairness, from a financial point of view, of the method of allocating the aggregate shares of Common Stock among the CNL Income Funds in the Merger Transactions. Under the terms of an agreement and plan of merger (the "Merger Agreement"), dated March 11, 1999, between the Partnership and the Acquiror, the Partnership will merge with and into a wholly owned subsidiary of the Acquiror and the partners of the Partnership will be offered shares of Common Stock as determined pursuant to the Merger Agreement (the "Share Consideration"); such transaction is hereafter referred to as the "Merger."

   The Partnership is one of eighteen Florida limited partnerships (the "CNL Income Funds") served by Messrs. Seneff, Bourne and CNL Realty Corporation as general partners (the "General Partners"). Each CNL Income Fund has executed a merger agreement with the Acquiror on terms similar to the Merger Agreement. The transactions to occur under such merger agreements are referred to as the "Merger Transactions."

   In connection with our opinion, we have, among other things:

     (i) reviewed the Merger Agreement and the merger agreements for each of the Merger Transactions;

     (ii) reviewed the Registration Statement on Form S-4 with respect to the Merger Transactions as filed on March 12, 1999;

     (iii) reviewed the financial statements and the related filings of the Partnership and the other CNL Income Funds on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (iv) reviewed the financial statements and the related filings of the Acquiror on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (v) reviewed certain internal information concerning the business and operations of the Partnership and the other CNL Income Funds furnished to us by the General Partners, including a draft of the Partnership's and the other CNL Income Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vi) reviewed certain internal information concerning the business and operations of the Acquiror furnished to us by management of the Acquiror, including a draft of the Acquiror's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vii) reviewed certain financial data and operating statistics relating to the Partnership, the other CNL Income Funds and the Acquiror provided by the General Partners and the Acquiror and compared them with similar information of selected public companies that we deemed relevant to our inquiry;

     (viii) reviewed the appraisal (the "Appraisal") of the properties of the Partnership and the other CNL Income Funds prepared by Valuation Associates and dated January 6, 1999;

     (ix) held meetings and discussions with certain directors, officers and employees of the General Partners and the Acquiror concerning the operations, financial condition and future prospects of the Partnership, the other CNL Income Funds and the Acquiror; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Partnership, the other CNL Income Funds and the Acquiror. We have further relied upon the assurances of the General Partners that they are unaware of any factors that would materially alter the conclusions made in Legg Mason's fairness opinion, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments of the General Partners and the Acquiror as to the future performance of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason also assumed, with the consent of the General Partners, that any material liabilities (contingent or otherwise, known or unknown) of the Partnership, the other CNL Income Funds and the Acquiror are as set forth in the financial statements of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason also assumed with the consent of the General Partners that the table prepared by or for the General Partners of the allocation of Share Consideration among the General Partners and the limited partners of the Partnership has been prepared in accordance with and complies with the terms and conditions of the partnership agreement of the Partnership. Legg Mason also assumed that the Appraisal was reasonably prepared by and reflected the good faith judgments of Valuation Associates and Legg Mason does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership, the other CNL Income Funds or the Acquiror. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof.

   We have acted as financial advisor to the General Partners and will receive a fee for our services. It is understood that this letter is for the information of the General Partners in their evaluation of the Merger Transactions and our opinion does not constitute a recommendation to the General Partners or any limited partner of the Partnership or any of the other CNL Income Funds as to how such partner should vote on the Merger or the Merger Transactions, as the case may be, or as to whether such partner should elect to receive the Share Consideration or cash and promissory notes of the Acquiror. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. Additionally, our opinion does not compare the relative merits of the Merger and the Merger Transactions with those of any other transaction or business strategy which were or might have been considered by the General Partners as alternatives to the Merger and the Merger Transactions.

   It should be noted that in rendering this opinion with respect to the fairness, from a financial point of view, of (i) the Share Consideration to be offered with respect to the Partnership, (ii) the aggregate Common

Stock offered with respect to the CNL Income Funds and (iii) the method of allocating the shares of Common Stock of the Acquiror among the CNL Income Funds, Legg Mason has neither addressed, nor are we rendering any opinion with respect to, any other aspect of the Merger Transactions, including (a) the value or fairness of the cash and promissory notes option, (b) the prices at which the shares of Common Stock may trade following the Merger Transactions or the trading value of the shares to be offered compared with the current fair market value of the portfolios or other assets of the Partnership and the other CNL Income Funds if liquidated in real estate markets, (c) the tax effect of any aspect of the Merger Transactions, (d) the fairness of the amounts or allocation of the costs of the Merger Transactions or the amounts of such costs allocated to the limited partners or, (e) any other matters with respect to any specific individual partner or class of partners of the Partnership or the other CNL Income Funds.

   Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consideration offered to the Partnership and its limited partners in the Merger, the aggregate shares of Common Stock offered by the Acquiror with respect to the CNL Income Funds in the Merger Transactions and the method of allocating the shares of Common Stock among the CNL Income Funds in the Merger Transactions are fair from a financial point of view.

                                          Very truly yours,

                                          /s/ Legg Mason Wood Walker,
                                           Incorporated
                                          -------------------------------------
                                          Legg Mason Wood Walker, Incorporated

                                                                      Appendix B

                          AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger is entered into as of this 11th day of March, 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund XVII, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                   RECITALS:

   WHEREAS, the Parties hereto desire to consummate a merger (the "Merger") whereby the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") and the Florida Revised Uniform Limited Partnership Act (the "Florida RULPA");

   WHEREAS, the Fund is one of 18 CNL Income Funds (collectively with the Fund, the "CNL Income Funds") that APF is proposing to acquire (the "Proposed Acquisitions");

   WHEREAS, the Special Committee (the "Special Committee") of the independent members of the Board of Directors of APF has received a fairness opinion (the "Fairness Opinion") from Merrill Lynch & Co. as to the fairness to APF, from a financial point of view, of the consideration to be paid in connection with the Proposed Acquisitions;

   WHEREAS, the Special Committee has recommended the Merger to the Board of Directors of APF and the Board has approved the proposal to consummate the Merger (the "Merger Proposal") and the related transactions;

   WHEREAS, Legg Mason Wood Walker Incorporated has delivered a fairness opinion (the "Fund Fairness Opinion") to the General Partners as to the fairness to the Fund and its limited partners from a financial point of view, of the APF Common Share consideration offered to the Fund and its limited partners; and

   WHEREAS, the Board of Directors of the OP General Partner has unanimously approved the Merger Proposal;

   NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

                                   ARTICLE I

                                  Definitions

   1.1 Terms Defined in this Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth below:

   "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

   "Affiliated Group" means any affiliated group within the meaning of Code
(S)1504, or any similar group defined under a similar provision of state, local or foreign law.

   "Agreement" means this Agreement, as amended from time to time.

   "APF" has the meaning set forth in the preface above.

   "APF Common Shares" shall mean the shares of common stock, par value $0.01, of APF.

   "APF Indemnity Claim" has the meaning set forth in Section 12.1 below.

   "APF SEC Documents" has the meaning set forth in Section 6.7 below.

   "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms the basis for any specified consequence.

   "Business Combination" has the meaning set forth in Section 4.1(b) below.

   "Cash/Note Option" has the meaning set forth in Section 4.4 below.

   "Closing" has the meaning set forth in Section 2.3 below.

   "CNL Income Funds" has the meaning set forth in the second paragraph of the Recitals above.

   "Closing Date" has the meaning set forth in Section 2.3 below.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Confidential Information" means any information concerning the businesses and affairs of the Fund, the Operating Partnership or APF, if any, that is not already generally available to the public.

   "Delaware RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Disclosure Schedule" has the meaning set forth in the first paragraph of
Article VII below.

   "Dissenting Partners" has the meaning set forth in Section 4.4 below.

   "Effective Time" has the meaning set forth in Section 2.2 below.

   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) tax-qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) tax-qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

   "Fairness Opinion" has the meaning set forth in the third paragraph of the Recitals above.

   "Florida RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Fund" has the meaning set forth in the preface above.

   "Fund Articles of Merger" has the meaning set forth in Section 2.2 below.

   "Fund Fairness Opinion" has the meaning set forth in the fifth paragraph of the recitals above.

   "Fund Indemnity Claim" has the meaning set forth in Section 12.2 below.

   "Fund Interests" means the general and limited partnership interests in the Fund.

   "Fund SEC Documents" has the meaning set forth in Section 7.7 below.

   "GAAP" means United States generally accepted accounting principles as in effect from time to time.

   "General Partners" has the meaning set forth in the preface above.

   "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation but excluding commercially available shrink wrap software), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

   "IRS" means the Internal Revenue Service.

   "Knowledge" means in the case of the Fund, CNL Realty Corporation, Inc., APF and the OP General Partner, the actual knowledge of a director or an executive officer after reasonable investigation and, in the case of the individual General Partners, the collective actual Knowledge of all of the General Partners after reasonable investigation. For the purposes of this Agreement, the Knowledge of one General Partner shall be attributed to the other General Partners.

   "Known" and "Knowingly" mean that the Fund, any General Partner or APF, as applicable, had Knowledge of the particular matter or took the action described with prior Knowledge.

   "Liability" means any liability (whether Known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

   "Material Adverse Effect" means, as to any Party, a material adverse effect on the business, properties, operations or condition (financial or otherwise) which is not related to an industry-wide change in the economy or market or other conditions affecting all businesses in the industry of the Party to which the term is applied.

   "Merger" has the meaning set forth in the first paragraph of the Recitals above.

   "Merger Proposal" has the meaning set forth in fourth paragraph of the Recitals above.

   "Most Recent 10-Q" has the meaning set forth in Section 7.5 below.

   "Most Recent Balance Sheet" means the most recent balance sheet filed in a Fund SEC Document.

   "Notes" has the meaning set forth in Section 4.4 below.

   "NYSE" means the New York Stock Exchange.

   "OP Certificate of Merger" has the meaning set forth in Section 2.2 below.

   "OP General Partner" has the meaning set forth in the Preface above.

   "OP Limited Partner" means CNL APF LP Corp., a Delaware corporation and wholly owned subsidiary of APF.

   "Operating Partnership" has the meaning set forth in the preface above.

   "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

   "Party" or "Parties" has the meaning set forth in the preface above.

   "Partner" means any holder of Fund Interests.

   "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or other entity.

   "Proposed Acquisitions" has the meaning set forth in the second paragraph of the Recitals above.

   "Registration Statement" means the registration statement on Form S-4 to be filed by APF to register the APF Common Shares to be issued as Share Consideration in the Merger.

   "Representative" has the meaning set forth in Section 12.3 below.

   "SEC" means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (e) any minor imperfection of title or similar lien which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on such Party.

   "Share Consideration" has the meaning set forth in Section 4.1(a) below.

   "Special Committee" has the meaning set forth in the third paragraph to the Recitals above.

   "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or has the power to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or otherwise control the management.

   "Surviving Partnership" has the meaning set forth in Section 2.1 below.

   "Takeover Statute" has the meaning set forth in Section 8.9 below.

   "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code

(S)59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

   "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

   "Third-Party Claim" has the meaning set forth in Section 12.4 below.

                                   ARTICLE II

                        Merger; Effective Time; Closing

   2.1 Merger. Subject to the terms and conditions of this Agreement, the Delaware RULPA and the Florida RULPA, at the Effective Time, the Operating Partnership and the Fund shall consummate the Merger in which (i) the Fund shall be merged with and into the Operating Partnership and the separate limited partnership existence of the Fund shall thereupon cease, (ii) the Operating Partnership shall be the successor or surviving limited partnership in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate limited partnership existence of the Operating Partnership with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The limited partnership surviving the Merger is sometimes hereinafter referred to as the "Surviving Partnership." The Merger shall have the effects set forth in the Delaware RULPA and the Florida RULPA. As a result of the Merger, the outstanding Fund Interests shall be converted or cancelled in the manner provided in Article IV.

   2.2 Effective Time. On the Closing Date, subject to the terms and conditions of this Agreement, the Operating Partnership and the Fund shall (i) execute or cause to be executed (A) a Certificate of Merger in the form required by the Delaware RULPA (the "OP Certificate of Merger") and (B) Articles of Merger in the form required by the Florida RULPA (the "Fund Articles of Merger"), and
(ii) cause the OP Certificate of Merger to be filed with the Delaware Secretary of State as provided in the Delaware RULPA and the Fund Articles of Merger to be filed with the Florida Department of State as provided in the Florida RULPA, in each case, on the Closing Date or as soon as practicable thereafter. The Merger shall become effective at (i) such time as the OP Certificate of Merger has been duly filed with the Delaware of Secretary of State and the Fund Articles of Merger has been duly filed with the Florida Department of State or
(ii) such other time as is agreed upon by APF, the OP General Partner and the General Partners and specified in the OP Certificate of Merger and the Fund Articles of Merger. Such time is hereinafter referred to as the "Effective Time."

   2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Shaw Pittman Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, commencing at 9:00 a.m. local time on such date as within five (5) business days following the fulfillment or waiver of the conditions set forth in Article X (other than conditions which by their nature are intended to be fulfilled at the Closing) or such other place or time or on such other date as APF, the OP General Partner and the General Partners may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article X (the "Closing Date"). In no event shall the Closing Date be a date subsequent to December 31, 1999. At the Closing, there shall be delivered to APF, the Operating Partnership, the OP General Partner, the General Partners and the Fund the certificates and other documents and instruments required to be delivered under
Article X.

   2.4 Further Assurances. Each Party hereto will execute such further documents and instruments and take such further actions as may be reasonably requested by one or more of the other Parties to consummate the Merger, to vest the Surviving Partnership with full title to all assets, properties, rights, approvals, immunities and franchises of either the Fund or the Operating Partnership or to effect the other purposes of this Agreement.

                                  ARTICLE III

 Certificate of Limited Partnership; Limited Partnership Agreement;and General
                        Partner of Surviving Partnership

   3.1 Certificate of Limited Partnership. At the Effective Time, the certificate of limited partnership of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein.

   3.2 Limited Partnership Agreement. At the Effective Time, the limited partnership agreement of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the limited partnership agreement of the Surviving Partnership.

   3.3 General Partner. The general partner of the Operating Partnership immediately prior to the Effective Time shall be the general partner of the Surviving Partnership from and after the Effective Time until it is replaced or it resigns in accordance with the limited partnership agreement of the Surviving Partnership.

                                   ARTICLE IV

              Share Consideration; Payment of Share Consideration

   4.1 Share Consideration; Conversion or Cancellation of Fund Interests in Merger.

   (a) At the Effective Time, by virtue of the Merger and without any action by the Parties, all of the outstanding Fund Interests (i) shall be converted into the right to receive up to 3,014,377 fully paid and nonassessable APF Common Shares (1,507,189 APF Common Shares if the Reverse Split [defined below] occurs before the Closing) (the "Share Consideration") pursuant to the terms of
Section 4.2 below, (ii) shall cease to be outstanding, and (iii) shall be canceled and retired and shall cease to exist, and each Partner, as the holder of such Fund Interests shall cease to have any rights with respect thereto, except the right to receive either (A) APF Common Shares therefor in accordance with this Section 4.1 and Section 4.3 or (B) the cash and Notes in accordance with Section 4.4 below. Subject to the approval of the APF's shareholders of an amendment to its article of incorporation, APF anticipates that prior to the Closing it will effect a one for two reverse stock split (the "Reverse Split") pursuant to which each two shares of APF Common Shares outstanding will be exchanged for one share of APF Common Shares.

   (b) Except for the Reverse Stock Split described in Section 4.1(a), prior to the Effective Time, APF shall not split or combine the APF Common Shares, or pay a stock dividend or other stock distribution in APF Common Shares, or in rights or securities exchangeable for, convertible into or exercisable for APF Common Shares, or otherwise change APF Common Shares into, or exchange APF Common Shares for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of APF as a result of which APF stockholders receive cash, stock, or other property in exchange for, or in connection with, their APF Common Shares (a "Business Combination") or otherwise), or make any other dividend or distribution on or of APF Common Shares (other than regular quarterly cash dividends paid on APF Common Shares or any distribution pursuant to APF's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination, or change.

   (c) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the APF Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

   4.2 Payment of Share Consideration. At the Closing, subject to Section 4.4 below, the Partners shall receive the Share Consideration (less expenses paid by APF on behalf of the Fund), distributed in accordance with the provisions of the Fund's limited partnership agreement as of the Closing Date. For the purposes of this Agreement, the Share Consideration will be reduced (i) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund and (ii) as provided in Section 4.4 below.

   4.3 Fractional APF Common Shares. No certificates representing fractional APF Common Shares shall be issued upon conversion of any Fund Interests. Each Partner of the Fund who would otherwise be entitled to fractional APF Common Shares will receive one APF Common Share for a fractional interest representing 50% or more of one APF Common Share. No APF Common Shares will be issued for a fractional interest representing less than 50% of one APF Common Share.

   4.4 Cash/Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the cash/note option (the "Cash/Note Option"), such Dissenting Partners shall be entitled to receive, in lieu of the Share Consideration, consideration based on such Dissenting Partners' percentage interest (as determined by the Fund's partnership agreement) in the Fund's asset liquidation value of $27,410,839, based on Valuation Associates' appraisal. Such consideration shall be payable 10% in cash and 90% in Callable Notes due in 2006 (the "Notes"). The Notes will bear interest at a fixed rate equal to 120% of the applicable federal rate as of the date the consent solicitation on Form S-4 is mailed to the limited partners. The Share Consideration shall be reduced on a one-for-one basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Cash/Note Option.

                                   ARTICLE V

             Representations and Warranties of The General Partners

   Each General Partner severally represents and warrants to APF and the Operating Partnership that the statements contained in this Article V are correct and complete as of the date hereof and on the Closing Date:

   5.1 Authorization of Transaction. The General Partner has full power and authority (including, as applicable, full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the General Partner, enforceable in accordance with its terms and conditions. The General Partner does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   5.2 Noncontravention. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the General Partner is subject or, as applicable, any provision of the General Partner's articles of incorporation, bylaws or other organizational documents.

                                   ARTICLE VI

 Representations and Warranties of APF, The OPGeneral Partner and The Operating
                                  Partnership

   APF, the OP General Partner and the Operating Partnership jointly and severally represent and warrant to the General Partners and the Fund that the statements contained in this Article VI are correct and complete as of the date hereof and the Closing Date:

   6.1 Organization. APF is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. APF is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on APF. APF has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The OP General Partner is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. The Operating Partnership is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Operating Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Operating Partnership. The Operating Partnership has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. APF and the OP General Partner have delivered to the General Partners and the Fund correct and complete copies of the certificate of incorporation of APF and the OP General Partner and the certificate of limited partnership and the limited partnership agreement of the Operating Partnership (each as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of APF and the OP General Partner and any organizational records of the Operating Partnership have been made available to the General Partners and the Fund and are correct and complete. APF is not in default under or in violation of any provision of its certificate of incorporation, and the Operating Partnership is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   6.2 Capital Stock. The authorized capital stock of APF consists of 125,000,000 shares of common stock, $.01 par value (the "APF Common Shares"), of which 74,696,927 shares are outstanding as of January 31, 1999. Since January 31, 1999, APF has not issued any shares of capital stock. All outstanding APF Common Shares are, and all APF Common Shares issuable under any stock option plans of APF, will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 57,985,623 APF Common Shares which may be issued in connection with APF's acquisition of the other 17 CNL Income Funds in the Proposed Acquisitions and the 12,300,000 APF Shares which may be issued in connection with APF's acquisition of CNL Fund Advisors, Inc., CNL Financial Services, Inc. and CNL Financial Corp., there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which APF is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem, or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock. All of the outstanding general partner interests of the Operating Partnership are owned by the OP General Partner, and all of the outstanding limited partner interests of the Operating Partnership are owned by the OP Limited Partnership, and there are outstanding on the date hereof no options, warrants, rights, commitments or any other agreements of any character to which the Operating Partnership or any partner thereof is a party or which it may be bound requiring it to issue, transfer, sell, purchase, register, redeem or acquire any interest in the Operating Partnership.

   6.3 Authorization for Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of APF will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will be registered under the Securities Act and will be registered or exempt from registration under all applicable state securities laws. The Share Consideration will, when issued, be approved for listing on the NYSE, subject to official notice of issuance.

   6.4 Authorization of Transaction. APF, the OP General Partner and the Operating Partnership have full power and authority (including full corporate and limited partnership, as applicable, power and authority) to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance by APF, the OP General Partner and the Operating Partnership of this Agreement have been duly and validly authorized by the boards of directors of APF and the OP General Partner. This Agreement constitutes the valid and legally binding obligation of APF, the OP General Partner and the Operating Partnership, enforceable in accordance with its terms and conditions. None of APF, the OP General Partner or the Operating Partnership needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   6.5 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which, APF, the OP General Partner or the Operating Partnership is subject or any provision of APF's or the OP General Partner's articles of incorporation or by-laws or the Operating Partnership's certificate of limited partnership or limited partnership agreement or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which APF, the OP General Partner or the Operating Partnership is a party or by which it is bound or to which any of its assets is subject or (iii) result in the imposition of a Security Interest upon any of its assets.

   6.6 Title to Assets. APF has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of its most recent quarterly report on Form 10-Q.

   6.7 Reports and Financial Statements. APF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "APF SEC Documents"). All of the APF SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such APF SEC Documents. None of the APF SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed APF SEC Documents. There is no unresolved violation, criticism or exception by any governmental entity of which APF has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to APF could have a Material Adverse Effect on APF. The financial statements of APF included in the APF SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of APF as of the dates thereof and the results of operations and cash flows of APF for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   6.8 Events Subsequent to September 30, 1998. Since September 30, 1998, nothing has occurred which has had or would reasonably be expected to have a Material Adverse Effect on APF.

   6.9 Litigation. Except as publicly disclosed by APF in its APF SEC Documents or on Schedule 1, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of APF, threatened against APF or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on APF or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by APF in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by APF in any APF SEC Document, none of APF or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on APF or would prevent or delay the consummation of the transactions contemplated hereby.

   6.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by APF for inclusion or incorporation by reference in (i) the Registration Statement to be filed by APF with the SEC in connection with the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement sent by APF to its shareholders pertaining to the Merger will, at the date mailed to shareholders and at the times of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APF, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement or the proxy statement, APF shall promptly so advise the General Partners and such event shall be so described, and such amendment or supplement (which the General Partners shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   6.11 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by APF in its APF SEC Documents or disclosed in
Schedule 1, as of December 31, 1998, to APF's Knowledge, none of APF or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which are not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of APF and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in any reports filed by it with the APF SEC Documents, since December 31, 1998, the business of APF and its Subsidiaries has been carried on only in the ordinary and usual course, to APF's Knowledge, none of APF or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to APF or its Subsidiaries Known to APF having or which could reasonably be expected to have, a Material Adverse Effect on APF.

   6.12 Brokers' Fees. Except for the fees and expenses paid to Merrill Lynch & Co. with respect to the delivery of the Fairness Opinion to the Special Committee and in connection with the financial services provided by Salomon Smith Barney, none of APF, the OP General Partner or the Operating Partnership has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

   6.13 Qualification as a REIT. APF is a "real estate investment trust" for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not cause APF to cease to qualify as a "real estate investment trust" for federal income tax purposes.

   6.14 Compliance with Applicable Law. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, it and its Subsidiaries hold all permits, licenses, variances, exemptions, order and approvals of all governmental entities necessary for the lawful conduct of their respective businesses, except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its

APF SEC Documents, to APF's Knowledge, APF and its Subsidiaries are in compliance with the material terms of its permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF, the businesses of APF and its Subsidiaries are not, to APF's Knowledge, being conducted in violation of any law, ordinance or regulation of any governmental entity except that no representation or warranty is made in this Section 6.14 with respect to environmental laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, no investigation or review by any governmental entity with respect to APF or its Subsidiaries is pending or, to the Knowledge of APF, threatened, nor, to the Knowledge of APF, has any government entity indicated an intention to conduct the same, other than, in each case, those which APF reasonably believes will not have a Material Adverse Effect on APF.

   6.15 Intellectual Property.

   (a) APF owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of APF as presently conducted. Each item of Intellectual Property owned or used by APF immediately prior to the Closing hereunder will be owned or available for use by APF on identical terms and conditions immediately subsequent to the Closing hereunder. APF has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) APF has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of APF's directors or officers (or employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that APF must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of APF which are material to the operation of APF's business.

   (c) APF has no patent or registration which has been issued to APF with respect to any of its Intellectual Property.

   (d) Nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of APF's business as presently conducted.

   6.16 Insurance. With respect to each current insurance policy to which APF is a party, a named insured or is otherwise the beneficiary of coverage, to the knowledge of APF: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither APF nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof.

   6.17 Tenants. To the Knowledge of APF and except as set forth on Schedule 1, no current tenant of a property owned by APF, which as of the date of APF's most recent quarterly report on Form 10-Q represented more than 5% of APF's total revenues, presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   6.18 Disclosure. APF is in compliance in all material respects with its obligation under the Securities Exchange Act to publicly disclose material information in a timely fashion.

                                  ARTICLE VII

               Representations and Warranties Concerning the Fund

   The General Partners and the Fund jointly and severally represent and warrant to APF and the Operating Partnership that the statements contained in this Article VII are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by the General Partners and the Fund to APF and the Operating Partnership in accordance with the provisions of
Section 8.14 (the "Disclosure Schedule"). Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII.

   7.1 Organization, Qualification, and Corporate Power. The Fund is a limited partnership duly organized, validly existing, and in good standing under the laws of Florida. The Fund is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Except as set forth in Section 7.1(a) of the Disclosure Schedule, the Fund has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Section 7.1(b) of the Disclosure Schedule lists the directors and officers of the corporate General Partner. The General Partners have been made available to APF and the Operating Partnership correct and complete copies of the certificate of limited partnership and the limited partnership agreement of the Fund (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the corporate General Partner and any organizational records of the Fund have been made available to APF and the Operating Partnership and are correct and complete in all material respects. The Fund is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   7.2 Capitalization. All of the outstanding ownership interests in the Fund (the "Fund Interests") consist of (i) one percent in general partnership interests and (ii) 3,000,000 units of limited partnership interests. All of the outstanding Fund Interests have been duly authorized, are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Fund to issue, sell, or otherwise cause to become outstanding any additional ownership interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Fund.

   7.3 Authorization of Transaction. The Fund has full power and authority (including full limited partnership power and authority) to execute and deliver this Agreement and, upon the affirmative vote of a majority of the outstanding limited partnership Fund Interests, will have full power and authority (including limited partnership power and authority) to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Fund, enforceable in accordance with its terms and conditions, subject to bankruptcy, insolvency, moratorium and rights of creditors generally. The Fund is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   7.4 Noncontravention. Except as set forth in Section 7.4 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Fund is subject or any provision of the certificate of limited partnership or limited partnership agreement of the Fund or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Fund is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

   7.5 Title to Assets. The Fund has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC (the "Most Recent 10-Q") or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent 10-Q.

   7.6 Subsidiaries. The Fund does not have any Subsidiaries, operating or otherwise.

   7.7 Reports and Financial Statements. The Fund has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "Fund SEC Documents"). All of the Fund SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Fund SEC Documents. None of the Fund SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed Fund SEC Documents. There is no unresolved violation by any governmental entity of which the Fund has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to the Fund could have a Material Adverse Effect on the Fund. The financial statements of the Fund included in the Fund SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Fund as of the dates thereof and the results of operations and cash flows of the Fund for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   7.8 Events Subsequent to the Most Recent 10-Q. Since the date of the Most Recent 10-Q nothing has had a Material Adverse Effect on the Fund. Without limiting the generality of the foregoing, since that date, except as set forth in the appropriately lettered paragraph of Section 7.8 of the Disclosure
Schedule:

   (a) the Fund has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as reasonably determined by the General Partners) in the Ordinary Course of Business;

   (b) the Fund has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 except in the Ordinary Course of Business;

   (c) no party (including the Fund) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which the Fund is a party or by which it is bound except in the Ordinary Course of Business;

   (d) the Fund has not imposed any Security Interest upon any of its assets, tangible or intangible except in the Ordinary Course of Business;

   (e) the Fund has not made any capital expenditure (or series of related capital expenditures) involving more than $50,000 except in the Ordinary Course of Business;

   (f) the Fund has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

   (g) the Fund has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

   (h) the Fund has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

   (i) the Fund has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

   (j) the Fund has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

   (k) there has been no change made or authorized in the certificate of limited partnership or limited partnership agreement of the Fund;

   (l) the Fund has not issued, sold, or otherwise disposed of any ownership interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any ownership interests in the Fund;

   (m) the Fund has not declared, set aside, or paid any dividend or made any distribution with respect to its ownership interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its ownership interests other than distributions consistent with past practices;

   (n) the Fund has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

   (o) the Fund has not made any loan to, or entered into any other transaction with, any of the General Partners or the directors, officers, or employees of the corporate General Partner outside the Ordinary Course of Business;

   (p) the Fund has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

   (q) the Fund has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

   (r) to the Knowledge of the General Partners, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Fund; and

   (s) the Fund is not under any legal obligation, whether written or oral, to do any of the foregoing.

   7.9 Undisclosed Liabilities. The Fund does not have any Liability (and, to the Knowledge of the General Partners, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or which are not in the aggregate material.

   7.10 Legal Compliance. Except as disclosed in the Fund SEC Documents, the Fund has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder), the violation of which could cause a Material Adverse Effect to the Fund, of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

   7.11 Tax Matters.

   (a) The Fund has filed all material Tax Returns that it was required to file, including, without limitation, any material Tax Returns required to be filed with any state. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Fund (as shown on any filed Tax Return) have been paid. The Fund currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Fund does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Fund that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) The Fund has withheld and, if due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, Partner, or other third party.

   (c) The General Partners do not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Fund either (A) claimed or raised by any authority in writing or (B) as to which any of the General Partners has Knowledge. Section 7.11(c) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Fund for taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Fund since December 31, 1996.

   (d) The Fund has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) The Fund has not filed a consent under Code (S)341(f) concerning collapsible corporations. The Fund has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code (S)280G. The Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. The Fund is not a party to any Tax allocation or sharing agreement. The Fund (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Fund) or (B) has any Liability for the Taxes of any Person (other than the Fund) under Treas. Reg. (S)1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

   7.12 Real Property.

   Section 7.12(a) of the Disclosure Schedule lists and describes briefly all real property owned, leased or subleased by the Fund. Section 7.12(b) of the Disclosure Schedule lists all leases and subleases to which the Fund is a party, and the General Partners have made available to APF correct and complete copies of all such leases and subleases (as amended to date). With respect to each lease and sublease listed in Section 7.12(b) of the Disclosure Schedule:

   (a) the lease or, to the Knowledge of the General Partners, the sublease is legal, valid, binding, enforceable, and in full force and effect, except as may be affected by bankruptcy, insolvency, moratorium and the rights of creditors generally;

   (b) no consent is required with respect to the lease or sublease as a result of this Agreement, and the actions contemplated by this Agreement will not result in the change of any terms of the lease or sublease or otherwise affect the ongoing validity of the lease or sublease;

   (c) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

   (d) no party to the lease or, to knowledge of the General Partners, sublease has repudiated any provision thereof;

   (e) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or, to the Knowledge of the General Partners, sublease;

   (f) the Fund has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

   (g) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required by the Fund in connection with the operation thereof and, to the Knowledge of the General Partners, have been operated and maintained in all material respects in accordance with applicable laws, rules, and regulations; and

   (h) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

   7.13 Intellectual Property.

   (a) The Fund owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of the Fund as presently conducted. Each item of Intellectual Property owned or used by the Fund immediately prior to the Closing hereunder will be owned or available for use by the Fund on identical terms and conditions immediately subsequent to the Closing hereunder. The Fund has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) The Fund has not Knowingly interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the General Partners nor any of the corporate General Partner's directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Fund must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the General Partners, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Fund which are material to the operation of the Fund's business.

   (c) The Fund has no patent or registration which has been issued to the Fund with respect to any of its Intellectual Property.

   (d) Section 7.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Fund uses pursuant to license, sublicense, agreement, or permission. The General

Partners have made available to APF and the Operating Partnership correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).

   (e) To the Knowledge of the General Partners, nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Fund's business as presently conducted.

   7.14 Tangible Assets. The Fund owns or leases all buildings, machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted. Each such tangible asset is free from all material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The Most Recent Balance Sheet sets forth all of the assets, in the opinion of the General Partners, necessary to conduct the Fund's business as it is currently being conducted.

   7.15 Contracts. Section 7.15 of the Disclosure Schedule lists all of the following types of contracts and other agreements to which the Fund is a party:

   (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

   (b) any agreement concerning a partnership or joint venture;

   (c) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

   (d) any agreement concerning confidentiality or noncompetition;

   (e) any agreement with any General Partner or any of their Affiliates (other than the Fund);

   (f) any agreement under which it has advanced or loaned any amount to any of the General Partners or the corporate General Partner's directors, officers, and employees outside the Ordinary Course of Business; or

   (g) any agreement under which the consequences of a default or termination could have a Material Adverse Effect.

   The General Partners have made available to APF and the Operating Partnership a correct and complete copy of each written agreement listed in
Section 7.15 of the Disclosure Schedule (as amended to date) which is not included as an exhibit to a Fund SEC Document and a written summary setting forth the terms and conditions of each oral agreement referred to in Section
7.15 of the Disclosure Schedule. With respect to each agreement set forth in
Section 7.15 of the Disclosure Schedule or filed as an exhibit to a Fund SEC
Document: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

   7.16 Notes and Accounts Receivable. All notes and accounts receivable of the Fund are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Fund.

   7.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Fund.

   7.18 Insurance. Section 7.18 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Fund has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets): (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; and (iii) the policy number and the period of coverage. With respect to each current insurance policy, to the Knowledge of the General Partners and the Fund: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Fund nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Fund has been covered during the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets) by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period. Section 7.18 of the Disclosure Schedule describes any self-insurance arrangements affecting the Fund.

   7.19 Litigation. Section 7.19 of the Disclosure Schedule sets forth each instance, not already disclosed in the Fund SEC Documents, in which the Fund
(i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to or, to its Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section
7.19 of the Disclosure Schedule or the Fund SEC Documents could result in any Material Adverse Effect on the Fund. None of the General Partners has any reason to believe that any additional such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Fund.

   7.20 Tenants. To the Knowledge of any of the General Partners, no current tenant of a property owned by the Fund presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   7.21 Employees. The Fund does not have and has never had any employees, officers or directors. The Fund is not and has never been a party to or had any liability with respect to any Employee Benefit Plan.

   7.22 Guaranties. The Fund is not a guarantor of and is not otherwise liable for any liability or obligation (including indebtedness) of any other Person.

   7.23 Registration Statement. The information furnished by the Fund for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.24 Environmental Matters. The Fund is currently in compliance with all material environmental laws, ordinances, regulations and orders applicable to its business or properties, and, to the Knowledge of the General Partners, the tenants' present uses of the Fund's properties, whether leased or owned, do not materially violate any such laws, ordinances, regulations or orders. The Fund is not subject to any Liability or claim in connection with any environmental law or any use, treatment, storage or disposal of any hazardous substance or material or pollutant or any spill, leakage, discharge or release of any hazardous substance or material or pollutant as a result of having owned or operated any business prior to the Effective Time, which if a violation existed would have a Material Adverse Effect on the Fund.

   7.25 Vote Required. The affirmative vote of at least a majority of the outstanding Fund Interests is the only vote of any security holder in the Fund (under applicable law or otherwise) required to approve the Merger, this Agreement and the other transactions contemplated hereby.

   7.26 Disclosure. The representations and warranties contained in this
Article VII do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VII not misleading.

                                  ARTICLE VIII
                             Pre-Closing Covenants

   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

   8.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article X below).

   8.2 Notices and Consents. The General Partners shall give any notices to third parties and obtain any third party consents referred to in Sections 5.1, 5.2, 7.3 and 7.4 above and the related sections of the Disclosure Schedule. APF, the OP General Partner and the Operating Partnership shall give any notices to third parties and obtain any third party consents referred to in Sections 6.4 and 6.5 above. Each of the Parties shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 5.1, 6.4 and
7.3 above.

   8.3 Maintenance of Business; Prohibited Acts. During the period from the date of this Agreement to the Effective Time, the General Partners will not, and will not cause the Fund to, take any action that adversely affects the ability of the Fund (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organizations, and (iii) to preserve its relationships with its tenants; and the General Partners will not allow the Fund to, without the OP General Partner's prior written consent, which consent shall not be unreasonably withheld:

   (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrance of (i) any additional ownership interests (including the Fund Interests), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its ownership interests or any other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or (ii) any other securities in respect of, in lieu of or in substitution for the Fund Interests outstanding on the date hereof;

   (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Fund Interests);

   (c) split, combine, subdivide or reclassify any of its ownership interests or otherwise make any payments to the Partners; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution in respect of its ownership interests at such times and in such manner and amount as may be consistent with the Fund's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from December 31, 1998 through the Effective Time, to the extent not otherwise paid or distributed to the Partners), or (ii) any distribution of property necessary for the representation and warranty set forth in Section
7.11 to be true and correct;

   (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

   (e) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation outside the Ordinary Course of Business;

   (f) other than as may be necessary to consummate the Merger, adopt any amendments to its certificate of limited partnership or limited partnership agreement;

   (g) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, outside the Ordinary Course of Business;

   (h) engage in the conduct of any business the nature of which is materially different from the business in which the Fund is currently engaged;

   (i) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Fund;

   (j) forgive any indebtedness owed to the Fund or convert or contribute by way of capital contribution any such indebtedness owed;

   (k) authorize or enter into any agreement providing for management services to be provided by the Fund to any third party or an increase in management fees paid by any third party under existing management agreements;

   (l) mortgage, pledge, encumber, sell, lease or transfer any material assets of the Fund except as contemplated by this Agreement;

   (m) authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

   (n) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.

   8.4 Full Access. The General Partners shall permit representatives of APF and the OP General Partner to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Fund to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Fund. APF, the OP General Partner and the Operating Partnership shall permit representatives of the General Partners and the Fund to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of APF and the Operating Partnership to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to APF, the OP General Partner and the Operating Partnership. The Parties agree that any information obtained in connection with the exercise of their rights pursuant to this Section 8.4 shall be Confidential Information for purposes of this Agreement.

   8.5 Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Articles V, VI or VII above, as applicable. No disclosure by any Party pursuant to this Section 8.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

   8.6 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of APF, the Operating Partnership, the General Partners and the Fund shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of APF after the Effective Time as a real estate investment trust as defined within Section 856 of the Code.

   8.7 Fund Partner Approval. The General Partners hereby agree to vote the Fund Interests owned by them in favor of this Agreement and the transactions contemplated hereby and agree, subject to the satisfaction of their fiduciary duties as general partners under Florida law, as reasonably determined by the General Partners, to recommend that the limited Partners of the Fund vote their Fund Interests in favor of this Agreement and the transactions contemplated hereby.

   8.8 Delivery of Certain Financial Statements.

   (a) In addition to disclosure in Fund SEC Documents required to be filed by the Fund, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, the Fund shall provide to APF and the OP General Partner with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by the Fund and each of the General Partners that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of the Fund as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   (b) In addition to disclosure in APF SEC Documents required to be filed by APF, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, APF shall provide to the Fund and the General Partners with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by APF that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of APF as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   8.9 State Takeover Statutes. APF, the APF Board of Directors, the Operating Partnership, the Fund and the General Partners shall (i) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation, including without limitation, the control share acquisition provisions of Section 3-701 et seq. of the Maryland GCL and the business combination provisions of Section 3-601 et seq of the Maryland GCL (each, a "Takeover Statute"), is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and
(ii) if any Takeover Statute becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

   8.10 Exclusivity. None of the General Partners shall solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Fund (including any acquisition structured as a merger, consolidation, or share exchange). The General Partners shall notify APF and the Operating Partnership immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

   8.11 Listing. APF shall effect, at or before the issuance of any APF Common Shares issued as Share Consideration pursuant to Article IV, authorization for listing or quotation of such APF Common Shares on the NYSE, subject to official notice of issuance.

   8.12 Maintenance of APF's Business. During the period from the date of this Agreement to the Effective Time, APF will not take any action that adversely affects the ability of APF (i) to pursue its business in the ordinary course,
(ii) to seek to preserve intact its current business organizations (iii) to preserve its relationships with its tenants and (iv) will not take any action to affect it status as a REIT for federal income tax purposes.

   8.13 Registration of Share Consideration. APF shall cause the Registration Statement to become effective prior to the Closing Date.

   8.14 Delivery and Approval of Disclosure Schedule and Schedule 1. Within fifteen (15) business days after the date of this Agreement the General Partners shall deliver to APF the Disclosure Schedule and APF shall deliver to the General Partners Schedule 1. Within fifteen (15) business days after APF receives the Disclosure Schedule it shall give the General Partners notice either that the disclosures in the Disclosure Schedule are, as to substance, satisfactory to APF, in its sole and absolute discretion, or that they are not satisfactory and that APF terminate this Merger Agreement pursuant to Section
11.2. Likewise, within fifteen (15) business days after the General Partners receive Schedule 1, the General Partners shall give APF notice either that the disclosures in Schedule 1 are, as to substance, satisfactory to them, in their sole and absolute discretion, or that they are not satisfactory and that such General Partners terminate the Agreement pursuant to Section 11.2. In the case of both APF and the General Partners, the failure of either to give the notice specified above within the applicable fifteen (15) business day period shall constitute approval of the Disclosure Schedule or Schedule 1, as applicable.

   8.15 Certain Acquisitions. APF or its Subsidiaries shall acquire CNL Fund Advisors, Inc., CNL Financial Corp. and CNL Financial Services, Inc. (collective, the "CNL Restaurant Services Group") substantially in accordance with the terms and conditions set forth in their respective merger agreements dated on or about the date hereof or such other terms that are mutually agreed to by the parties.

                                   ARTICLE IX

                             Post-Closing Covenants

   The Parties agree as follows with respect to the period following the
Closing:

   9.1 General. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XII below). The General Partners acknowledge and agree that from and after the Closing, the Surviving Partnership will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Fund.

   9.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Fund, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Article XII below).

   9.3 Transition. The General Partners will not take any action that is designed or intended to have the effect of discouraging any tenant, lessor, licensor, customer, supplier, or other business associate of the Fund from maintaining the same business relationships with the Surviving Partnership after the Closing as it maintained with the Fund prior to the Closing.

   9.4 Confidentiality.

   (a) The General Partners and the Fund will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to APF or the OP General Partner, as applicable, or destroy, at the request and option of APF or the OP General Partner, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the General Partners or the Fund is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such General Partner or the Fund, as applicable, will notify APF or the OP General Partner, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such General Partner or the Fund is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such General Partner or the Fund, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that such General Partner or the Fund, as applicable, shall use its best efforts to obtain, at the request of APF or the OP General Partner, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as APF or the OP General Partner, as applicable, shall designate.

   (b) APF, the OP General Partner and the Operating Partnership will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and, if the Closing does not occur, deliver promptly to the Fund General Partners, as applicable, or destroy, at the request and option of the Fund or the General Partners, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. Prior to the Closing and if the Closing does not occur, in the event that any of APF, the OP General Partner or the Operating Partnership is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, APF, the OP General Partner or the Operating Partnership, as applicable, will notify the Fund or the General Partners, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this
Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, APF, the OP General Partner or the Operating Partnership is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then APF, the OP General Partner or the Operating Partnership, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that APF, the OP General Partner or the Operating Partnership, as applicable, shall use its best efforts to obtain, at the request of the Fund or the General Partners, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Fund or the General Partners, as applicable, shall designate.

   9.5 Covenant Not to Compete. Unless employed by the Surviving Partnership or APF after the Closing, for a period of three years from and after the Closing Date, none of the General Partners will engage directly or indirectly in any business serving the restaurant industry that the Surviving Partnership or APF conducts as of the Closing Date, except existing restaurant businesses and properties currently owned or advised by affiliates of CNL Group, Inc., including CNL Advisory Services, Inc. In addition, and not in lieu of the foregoing, for a period of three years from and after the Closing Date, James
M. Seneff, Jr. hereby covenants and agrees not to engage or participate, directly or indirectly, as principal, agent, executive, employee, employer, consultant, stockholder, partner or in any other individual capacity whatsoever, in the conduct or management of, or own any stock or any other equity investment in or debt of, any business that relates to the ownership, acquisition or development of "restaurant operations"; provided, however, for the purposes of this Agreement, "restaurant operations" shall not include the ownership, acquisition or development of hotel and health care properties that contain restaurant operations and those entities set forth on Schedule 9.5, and provided further, the noncompetition covenant shall not operate to preclude Mr. Seneff's ownership of APF Common Shares and of up to 5% of the equity securities of companies whose common stock is publicly traded that are engaged in owning, operating, franchising or making are engaged in owning, operating, franchising or making loans to restaurants and restaurant companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

   9.6 Tax Matters.

   (a) If there is an adjustment to any item reported on a pre-closing Tax Return that results in an increase in the Taxes payable by the Fund or any of the General Partners, and such adjustment results in a corresponding adjustment to items reported on a post-closing Tax Return with the result that the Taxes payable either by APF, any of its Subsidiaries, or by any consolidated group of companies of which APF or any Subsidiary are then members are reduced, or a refund of Taxes is increased, then any APF Indemnity Claim that the General Partners or Fund owes APF or the Operating Partnership pursuant to Article XII below shall be reduced by the amount by which such Taxes are reduced or such refunds are increased.

   (b) Any refund or credit of Taxes (including any statutory interest thereon) received by APF or any of its Subsidiaries attributable to periods ending on or prior to or including the Closing Date that were paid by the Fund pursuant to this Agreement shall reduce any APF Indemnity Claim that the General Partners or the Fund owes APF pursuant to Article XII below by an amount equal to the amount of such refund or credit.

   (c) In the event that APF or any of its Subsidiaries receives notice, whether orally or in writing, of any pending or threatened federal, state, local or foreign tax examinations, claims settlements, proposed adjustments or related matters with respect to Taxes that could affect the Fund or the General Partners, or if the Fund or any of the General Partners receives notice of such matters that could affect APF or any of its Subsidiaries, the party receiving such notice shall notify in writing the potentially affected party within ten
(10) days thereof. The failure of either party to give the notice required by this Section shall not impair such party's rights under this Agreement except to the extent that the other party demonstrates that it has been damaged thereby.

   (d) The General Partners shall have the responsibility for, and shall be entitled, at their expense, to contest, control, compromise, reasonably settle or appeal all proceedings with respect to pre-closing Taxes.

                                   ARTICLE X

                       Conditions to Obligation to Close

   10.1 Conditions to Each Party's Obligation. The respective obligations of APF, the OP General Partner, the Operating Partnership, the Fund and the General Partners to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived upon the written consent of APF and the General Partners:

   (a) Governmental Approvals and Consents. The Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Sections 5.1, 6.4, and 7.3 above.

   (b) No Injunction or Proceedings. There shall not be any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, in the reasonable judgment of APF or the General Partners, (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

   (c) No Suspension of Trading, Etc. At the Effective Time, there shall be no declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war or other international, armed hostility or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of APF, would have a Material Adverse Effect on the Fund or, in the sole judgment of any of the General Partners, would have a Material Adverse Effect on APF.

   (d) Shareholder/Partner Approvals. The stockholders of APF shall have approved APF's Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A, and the Partners of the Fund shall have approved the Merger Proposal, amendments to the partnership agreement, if any.

   (e) Registration of Share Consideration. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

   10.2 Conditions to Obligation of APF, the OP General Partner and the Operating Partnership. The obligations of APF, the OP General Partner and the Operating Partnership to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) the General Partners and the Fund shall have delivered to APF and the OP General Partner a certificate to the effect that:

     (i) the representations and warranties set forth in Article V and
  Article VII above are true and correct in all material respects at and as of the Closing Date;

     (ii) the General Partners and the Fund have performed and complied with all of their covenants hereunder in all material respects at and as of the Closing Date;

     (iii) the General Partners and the Fund have procured all of the material third-party consents specified in, respectively, Section 5.2 and
  Section 7.4 above and the related sections of the Disclosure Schedule; and

     (iv) no action, suit, or proceeding is pending or, to their Knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
  (C) affect adversely the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

Notwithstanding the foregoing, APF's obligation to close as a result of a breach of the representations and warranties contained in Section 7.24 shall be governed solely by Section 10.2(e) below.

   (b) since December 31, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of the Fund, such determination to be made in the reasonable discretion of APF;

   (c) APF and the Operating Partnership shall have received an opinion dated as of the Closing Date from Baker and Hostetler LLP, counsel to the General Partners and the Fund, taken as a whole, in form and substance reasonably satisfactory to APF and the Operating Partnership;

   (d) APF shall have received the Disclosure Schedule and approved it in accordance with Section 8.14;

   (e) There shall not exist an unlawful environmental condition on one or more properties owned by the Fund, which in the opinion of a mutually acceptable environmental engineer or consultant, would require APF to expend in excess of $3,014,377 in order to remediate such unlawful environmental condition and cause the subject property or properties to comply with applicable environmental laws, ordinances, regulations or orders; and

   (f) If each of the CNL Income Funds approves its respective Proposed Acquisition, Merrill Lynch & Co. shall not have withdrawn its Fairness Opinion issued in connection with the Merger. If a Proposed Acquisition is not approved by the applicable CNL Income Fund, then the Special Committee of the Board of Directors of APF shall have received a fairness opinion addressed to APF and its stockholders from Merrill Lynch & Co. as to the fairness of the Proposed Acquisitions that were approved by the respective CNL Income Fund, including the consideration to be paid in connection therewith, to APF and its stockholders from a financial point of view.

   APF, the OP General Partner and the Operating Partnership may waive any condition specified in this Section 10.2 if they execute a writing so stating at or prior to the Closing.

   10.3 Conditions to Obligation of the General Partners and the Fund. The obligations of the General Partners and the Fund to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) APF, the OP General Partner and the Operating Partnership shall have delivered to the General Partners and the Fund a certificate to the effect that:

     (i) the representations and warranties set forth in Article VI above are true and correct in all material respects at and as of the Closing Date;

     (ii) APF, the OP General Partner and the Operating Partnership have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

     (iii) no action, suit, or proceeding is pending or, to their knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

   (b) APF shall have delivered to the Fund for distribution to the Partners the Share Consideration pursuant to Section 4.2 and, as applicable, the cash and Notes pursuant to Section 4.4;

   (c) since September 30, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of APF;

   (d) APF shall have acquired the CNL Restaurant Services Group;

   (e) the General Partners shall have received Schedule 1 and approved it in accordance with Section 8.14;

   (f) the APF Common Shares shall have been approved for listing on the NYSE subject to official notice of issuance;

   (g) the General Partners shall have received an opinion dated as of the Closing Date from Shaw Pittman Potts & Trowbridge, counsel to APF and the Operating Partnership, in form and substance reasonably satisfactory to the General Partners; and

   (h) Legg Mason Wood Walker Incorporated shall not have withdrawn the Fund Fairness Opinion.

   The General Partners and the Fund may waive any condition specified in this
Section 10.3 if they execute a writing so stating at or prior to the Closing.

                                  ARTICLE XI

                                  Termination

   11.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the General Partners, the limited partners of the Fund, the OP General Partner or the stockholders of APF, respectively, either by the mutual written consent of APF, the OP General Partner and the General Partners or by mutual action of the General Partners and the Boards of Directors of each of the corporate General Partner and the OP General Partner and the Special Committee.

   11.2 Termination by Individual Parties. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee and the Board of Directors of the OP General Partner in the event of a failure of a condition to the obligations of APF and the Operating Partnership set forth in
Section 10.2 of this Agreement; (b) by the General Partners in the event of a failure of a condition to the obligations of General Partners or the Fund set forth in Section 10.3 of this Agreement; (c) any Party if the Merger shall not have occurred by December 31, 1999 or (d) if a United States federal or state court of competent jurisdiction or United States federal or state governmental agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, in the case of a termination pursuant to clause (a) or (b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

   11.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article XI, no Party hereto (or any of its directors or officers) shall have any liability or further obligation to any other Party to this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement or the obligations set forth in Sections 9.4 and 13.11.

                                  ARTICLE XII

                                Indemnification

   12.1 Indemnity Obligations of the General Partners and the Fund. Subject to Sections 12.5 and 12.6 hereof, each of the General Partners severally, in accordance with its percentage interest in the Share Consideration and limited in amount to the value of the APF Common Shares received by it, based upon the average per share closing price of the APF Common Shares for the first twenty trading days after the APF Common Shares are listed on NYSE (the "20 Day Average Price"), agree to indemnify and hold APF, the OP General Partner and the Surviving Partnership harmless from, and to reimburse APF, the OP General Partner and the Surviving Partnership for, any APF Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "APF Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, cost, or expense of any nature whatsoever resulting from (i) any breach of any representation and warranty of any of the General Partners or the Fund which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements, or undertakings of any of the General Partners or the Fund which are contained in or made pursuant to this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 12.1.

   12.2 Indemnity Obligations of APF, the OP General Partner and the Operating Partnership. Subject to Sections 12.5 and 12.6 hereof, APF, the OP General Partner and the Operating Partnership (including in its capacity as the Surviving Partnership) hereby jointly and severally agree to indemnify and hold each of the General Partners and the Fund harmless from, and to reimburse each of the General Partners and the Fund for, any Fund Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "Fund Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, cost, or expense of any nature whatsoever incurred by any of the General Partners or the Fund resulting from
(i) any breach of any representation and warranty of APF, the OP General Partner or the Operating Partnership which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements, or undertakings of APF, the OP General Partner and the Operating Partnership which are contained in or made pursuant to the terms and conditions of this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this
Section 12.2.

   12.3 Appointment of Representative. James M. Seneff, Jr. is hereby appointed as the exclusive agent of the General Partners and the Fund to act on their behalf with respect to any and all Fund Indemnity Claims and any and all APF Indemnity Claims arising under this Agreement or such other representative as may be hereafter appointed by the General Partners. Such agent is herein referred to as the "Representative." The Representative shall take, and the General Partners agree that the Representative shall take, any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the General Partners and the Fund, as fully as if such parties were acting on their own behalf, including, without limitation, asserting Fund Indemnity Claims against APF, the OP General Partner and the Operating Partnership, defending all APF Indemnity Claims, consenting to, compromising, or settling all Fund Indemnity Claims and APF Indemnity Claims, conducting negotiations with APF, the OP General Partner and the Operating Partnership and their representatives regarding such claims, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants, or other representatives in connection with the foregoing matters. APF, the OP General Partner and the Operating Partnership shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the General Partners and the Fund. The Representative, acting pursuant to this Section 12.3, shall not be liable to any of the General Partners or the Fund for any act or omission, except in connection with any act or omission that was the result of the Representative's bad faith or gross negligence.

   12.4 Notification of Claims. Subject to the provisions of Section 12.5, in the event of the occurrence of an event which any Party asserts constitutes an APF Indemnity Claim or a Fund Indemnity Claim, as applicable, such Party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim and which is in the possession of the indemnified party. If such event involves the claim of any third party (a "Third-Party Claim"), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment, or compromise of any such Third-Party Claim, and to employ counsel to assist such indemnifying party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third-Party Claim, to join in the defense, settlement, adjustment, or compromise of the same. An indemnified party's failure to give timely notice or to furnish the indemnifying party with any relevant data and documents in connection with any Third-Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such Party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party. Any indemnifying party may elect, at such Party's sole expense, to assume control of the defense, settlement, adjustment, or compromise of any Third-Party Claim, with counsel reasonably acceptable to the indemnified parties, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all indemnified parties before entering into any settlement, adjustment, or compromise of such claims, or ceasing to defend against such claims, unless such settlement is a cash settlement and contains an unconditional release of the indemnified party from all existing and future claims with respect to the matter being contested. In connection with any Third-Party Claim, the indemnified party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third-Party Claim.

   12.5 Survival. All representations and warranties, and, except as otherwise provided in this Agreement, all covenants and agreements of the parties contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive until eighteen months from the Closing Date; provided, however, the representations and warranties contained in Sections 6.2, 6.3 and 7.11 shall survive until the expiration of the applicable statute of limitations with respect to the matters covered thereby. No claim shall be made after the applicable survival period.

   12.6 Limitations. Notwithstanding the foregoing, any claim by an indemnified party against any indemnifying party under this Agreement shall be payable by the indemnifying party only in the event, and to the extent, that the accumulated amount of the claims in respect of such indemnifying party's obligations to indemnify under this Agreement shall and the other claims described in Article XIII exceed in the aggregate the dollar amount specified in Article XIII. As to APF Indemnity Claims, the liability of each General Partner shall be limited as provided in Article XIII.

   12.7 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, no Party hereto is making any representation, warranty, covenant, or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, or agreement contained herein or in any certificate or other document delivered pursuant hereto relating to the Merger shall give rise to any right on the part of any Party hereto, after the consummation of the Merger, to rescind this Agreement or the transactions contemplated by this Agreement. Following the consummation of the Merger, the rights of the Parties under the provisions of this Article XII shall be the sole and exclusive remedy available to the Parties with respect to claims, assertions, events, or proceedings arising out of or relating to the Merger.

                                  ARTICLE XIII

                            Limitation of Liability

   13.1 Threshold. Notwithstanding anything to the contrary stated in this Agreement, in no event (i) shall the General Partners or any of them have any liability to APF and/or the OP General Partner and the Surviving Partnership on account of any APF Indemnity Claim or for any claim for breach of warranty or for misrepresentation, or any other claim whatsoever arising under this Agreement or in connection with the transaction contemplated herein (individually a "Claim" and collectively, "Claims") or for any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever directly resulting from Claims (collectively, "Losses") unless, until and only to the extent that the accumulated amount of all Losses exceeds the amount of $301,438 in the aggregate (the "Threshold") nor (ii) shall the individual or aggregate liability of the General Partners on account of Claims and Losses exceed the value of APF Common Shares actually issued to the General Partners in the Merger valued at the 20 Day Average Price. To the extent that any Claim is asserted against more than one General Partner, each General Partner shall be liable only for such General Partner's proportionate share of the Claim based on the percentage that the APF Common Shares received by such General Partner in the Merger is of the total APF Commons Shares comprising the Share Consideration. Any Claim against a General Partner, including an APF Indemnity Claim, may be satisfied by such General Partner, in its sole discretion, by surrendering to the claimant(s) APF Common Shares at a value equal to the closing price per share of such shares on the NYSE on the last trading day preceding the date such APF Common Shares are surrendered.

   13.2 Special Indemnification. APF agrees to indemnify, defend and hold harmless the General Partners against any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever, including reasonable attorneys' fees, arising after the Effective Time that would have arisen in their capacity as General Partners of the Fund had the Merger not been consummated and that are the result of APF's alleged actions or inactions. The Threshold described in Section 13.1 above shall not apply to APF obligations to indemnify the General Partners pursuant to this
Section 13.2.

                                  ARTICLE XIV

                                 Miscellaneous

   14.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of APF and the General Partners; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

   14.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

   14.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

   14.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of APF and the General Partners.

   14.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   14.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   14.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given, as of the date two business days after mailing, if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to the Fund or the General Partners:

     c/o James M. Seneff, Jr.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 423-2894

  With copy to:

     Baker & Hostetler LLP
     Sun Trust Center, Suite 2300
     200 South Orange Avenue
     Orlando, Florida 32801
     Attn: Kenneth C. Wright, Esq.
     Telecopy: (407) 841-0168

  If to APF or the Operating Partnership:

     Curtis B. McWilliams
     Executive Vice President
     CNL American Properties, Inc.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 650-1000

  With copy to:

     Shaw Pittman Potts & Trowbridge
     2300 N Street, N.W.
     Washington, D.C. 20037
     Attn: John M. McDonald, Esq.
     Telecopy: (202) 663-8007

   Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

   14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   14.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by APF, the OP General Partner and the General Partners. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   14.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   14.11 Expenses. If the Closing occurs, APF will bear all costs and expenses of the Parties incurred in connection with this Agreement and the transactions contemplated hereby to the extent not already paid by the Fund or the General Partners. If the Closing does not occur, APF, the OP General Partner and the Operating Partnership will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and the General Partners and the Fund will divide their costs and expenses (including legal fees and expenses) as follows:
(i) the Fund shall bear that percentage of the costs and expenses equal to the percentage obtained by dividing the number of Fund votes in favor of the Merger by the sum of the total number of votes cast and the total number of abstentions and (ii) the General Partners shall bear the remainder of the costs and expenses.

   14.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

   14.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

   14.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 13.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

   14.15 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in and for Orange County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL INCOME FUND XVII, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne
                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.
                                          James M. Seneff, Jr., as General
                                           Partner

                                                                      Appendix C

                            CERTIFICATE OF AMENDMENT
                                       TO
                       CERTIFICATE OF LIMITED PARTNERSHIP
                                       OF

                           CNL Income Fund XVII, Ltd.
--------------------------------------------------------------------------------
          (Insert name currently on file with Florida Dept. of State)

Pursuant to the provisions of section 620.109, Florida Statutes, this Florida limited partnership, whose certificate was filed with the Florida Department of State on February 10, 1995, adopts the following certificate of amendment to its certificate of limited partnership:

FIRST: Amendment(s): (indicate article number(s) being amended, added, or deleted)

Article XX, Section 21.5 is deleted in its entirety, and all cross references to such section are deleted in their entirety.

SECOND: This certificate of amendment shall be effective at the time of its filing with the Florida Department of State.

THIRD: Signature(s)
Signature of current general partner(s):

                                          -------------------------------------
                                           James M. Seneff, Jr.

                                          -------------------------------------
                                           Robert A. Bourne

                                           CNL REALTY CORPORATION

                                           By:
                                          -------------------------------------
                                           Name:

Signature of new general partner(s), if applicable: N/A

                                                                      Appendix D

                               [FORM OF OPINION]

                                       , 1999

   James M. Seneff, Jr.
   Robert A. Bourne
   400 East South Street
   Orlando, Florida 32801

Gentlemen:

   We have acted as counsel to CNL Income Fund XVII, Ltd., a Florida limited partnership (the "Partnership") of which you are the general partners (the "General Partners"), in connection with the proposed amendment (the "Proposed Amendment") to the Amended and Restated Agreement of Limited Partnership of CNL Income Fund XVII, Ltd. (the "Partnership Agreement"). The Partnership Agreement requires that in connection with any proposed amendment to the Partnership Agreement (other than ministerial amendments and those amendments dealing with the transfer of a limited partner's partnership interest or the admission of substituted or additional limited partners), the General Partners must obtain an opinion of counsel concerning whether such proposed amendment would result in changing the Partnership to a general partnership. The Proposed Amendment would delete the provision in the Partnership Agreement that prohibits the Partnership from participating in any transaction involving (i) the acquisition, merger, conversion, or consolidation, either directly or indirectly, of the Partnership, and (ii) the issuance of securities of any other partnership, real estate investment trust, corporation trust or other entity that would be created or would survive after the successful completion of such transaction.

   This opinion is furnished pursuant to the Partnership Agreement. In rendering our opinion, we have examined and relied on the Partnership Agreement, the Proposed Amendment, and the Certificate of Limited Partnership of the Partnership. We have, in addition, made such other inquiries of fact and examinations of law as we have deemed necessary for purposes of rendering this opinion.

   We are members of the Bar of the State of Florida and do not hold ourselves out as being conversant with the laws of any jurisdiction other than those of the State of Florida and are expressing no opinion as to the laws of any jurisdiction other than those of the State of Florida and our opinion is so limited.

   In rendering the opinion set forth below, we have assumed: the genuineness of all signatures on records, certificates, instruments, agreements and other documents submitted to us for examination; the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, photostatic, facsimile, reproduced, or conformed copies and the authenticity of the originals of such latter documents; the accuracy and completeness of all factual representations made in the above-referenced documents; and the legal capacity of all natural persons.

   Based upon the foregoing and subject to the limitations and qualifications hereinafter set forth, we are of the opinion that the Proposed Amendment to the Partnership Agreement would not result in changing the Partnership to a general partnership.

   This opinion letter is based upon and limited to laws of the State of Florida as in effect on the date of this letter and to our current knowledge of facts in existence as of the date of this letter and material to the opinions expressed in this letter. This opinion letter is rendered as of the date hereof, and does not purport to analyze, evaluate or consider the legal effect of any event, legal or factual, occurring after such date that may alter the validity, effect or contents of this opinion, and we assume no obligation to update the opinion set forth herein.

This opinion letter is limited to the matters expressly set forth in this letter, and no other statement or opinions should be inferred beyond the matters expressly stated.

   Except as agreed by us in writing, our opinion is solely for the benefit of the addressees shown on the first page hereof and the limited partners of the Partnership and may be relied upon by such parties solely for the purposes for which it is being furnished. Without our prior written consent, this opinion letter may not be used, circulated, quoted or otherwise referred to for any purpose except as stated herein.

                                          Very truly yours,

                                          Baker & Hostetler LLP

                       CNL AMERICAN PROPERTIES FUND, INC.
                         SUPPLEMENT DATED       , 1999
                                       TO
                   PROSPECTUS/CONSENT SOLICITATION STATEMENT
                               DATED       , 1999
                        FOR CNL INCOME FUND XVIII, LTD.

   This Supplement is being furnished to you, as a Limited Partner of CNL Income Fund XVIII, Ltd., which we refer to as the Income Fund, for the purpose of enabling you to evaluate the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., a Maryland corporation, which is a real estate investment trust. This Supplement is designed to summarize only the risks, effects, fairness and other considerations of the proposed acquisition that are unique to you and the other Limited Partners of your Income Fund. This Supplement does not purport to provide an overall summary of the proposed acquisition and should be read in conjunction with the accompanying Prospectus/Consent Solicitation Statement, which includes detailed discussions regarding APF and the other Income Funds being acquired by APF. Accordingly, the discussions in this Supplement are qualified by the more expanded treatment of these matters appearing in the Prospectus/Consent Solicitation Statement. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" when used herein refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of your Income Fund. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., a wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership.

                                    OVERVIEW

   Pursuant to the Prospectus/Consent Solicitation Statement and this Supplement, you are being asked to approve the Acquisition of your Income Fund by APF. Your Income Fund is one of 18 limited partnerships (which we refer to collectively as the Funds) that APF is seeking to acquire. Supplements have also been prepared for each of the other Funds, copies of which may be obtained without charge to each Limited Partner or his representative upon written request to D.F. King & Co., 77 Water Street, New York, New York 10005.

What is APF?

   APF is a full-service real estate investment trust (or a REIT), formed in 1994, whose primary business, like that of the Funds, is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. As a full-service REIT, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains, from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time of the consummation of the Acquisition and will be one of the largest triple-net lease REITs in the United States.

How many shares of common stock (or APF Shares) will I receive if my Income Fund is acquired by APF?

   Your Income Fund will receive 3,299,149 APF Shares. You will receive your pro rata portion of such shares in accordance with the terms of your Income Fund's partnership agreement. APF has assigned a value, which we refer to as the Exchange Value, of $10.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing. It is possible that the APF Shares will trade at prices substantially below the Exchange Value. APF has, however, recently sold approximately 75 million APF Shares through three public offerings at offering prices per APF share equal to the Exchange Value. At December 31, 1999, of the approximately $750 million raised by APF, APF has used approximately $550 million to acquire restaurant properties and to make mortgage loans and had approximately $120 million in univested proceeds which APF expects to invest during the first quarter of 1999. The remaining proceeds were used to pay fees and other offering expenses.

What is the required vote necessary to approve the Acquisition?

   Pursuant to the terms of your Income Fund's partnership agreement, APF's acquisition of your Income Fund may not be consummated without the approval of greater than 50% of the outstanding limited partnership Units. Such an approval by your Income Fund's limited partners will be binding on you even if you vote against the Acquisition.

Did you receive a fairness opinion in connection with APF's acquisition of my Fund?

   Yes. Legg Mason Wood Walker, Incorporated rendered an opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds.

Do you, as the general partners of my Income Fund, recommend that I vote in favor of the proposed Acquisition?

   Yes. We unanimously recommend that you vote "For" the proposed Acquisition. We believe that the Acquisition is the best means to maximize the value of your investment in your Fund as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

How do I vote?

   Just indicate on the enclosed consent form how you want to vote, and sign and mail it in the enclosed postage-paid return envelope as soon as possible, so that at the Special Meeting of Limited Partners, your Units may be voted "For" or "Against" APF's acquisition of your Income Fund. If you sign and send in your consent form and do not indicate how you want to vote, your consent form will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?

   Yes, subject to certain limitations. If you vote "Against" the Acquisition, but your Income Fund is nevertheless acquired by APF, you may elect to receive a payment (which we call the Cash/Notes Option) that is 10% in cash and 90% in
 % Callable Notes due   , 2006 (or Notes) based on the liquidation value of
your Income Fund, as determined by Valuation Associates, the appraisal firm that we engaged in connection with the Acquisition. Such liquidation value will be lower than the aggregate Exchange Value of the APF Shares offered to your Income Fund in the Acquisition. The Notes will bear interest at a rate equal to
 %, which was determined based on 120% of the applicable federal rate as of
       , 1999. Please note that you may only receive the Cash/Notes Option if you have voted "Against" the Acquisition and you elect to receive the Cash/Notes Option on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you voted "For" the Acquisition, or you voted "Against" the Acquisition and did not affirmatively select the Cash/Notes Option. The Notes will not be listed on any exchange or automated quotation system, and a market for the Notes will not likely develop.

What are the tax consequences of the Acquisition to me?

   The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners in your Income Fund are tax-deferred or tax-exempt entities (for example, pension plans, 401(k) plans or IRAs), if you are a person subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will be based on the difference between the value of the APF Shares or the tax basis of your Units. If you elect the Cash/Notes Option, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares and cash received by your Income Fund over the tax basis of your Fund's net assets to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition.

   We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

   We have estimated, based on the Exchange Value, that the taxable gain per average original $10,000 investment in your Income Fund will be $(525). To review the tax consequences to the Limited Partners of the

Funds in greater detail, see pages   through   of the Prospectus/Consent
Solicitation Statement and "Federal Income Tax Considerations" in this
Supplement.

                                  RISK FACTORS

   As a result of APF's Acquisition of your Income Fund, you will assume the risks associated with the assets of APF and the other Funds acquired by APF. Although the majority of APF's assets and the assets of the other Funds acquired by APF are substantially similar to those of your Income Fund, the restaurant properties owned by APF and the other Funds acquired by APF may be differently constructed, located in a different geographic area or of a different restaurant chain than the restaurant properties owned by your Income Fund. Because the market for real estate may vary from one region of the country to another, the change in geographic diversity may expose you to different and greater risks than those to which you are presently exposed. For geographic information regarding APF's and the Funds' restaurant properties, see "APF's Business and The Restaurant Properties--Business Objectives and Strategies" and "--The Restaurant Properties--General" and "Business of the Funds--Description of Restaurant Properties" in the Prospectus/Consent Solicitation Statement.

   The following is a description of the most significant potential disadvantages, adverse consequences and risks of the Acquisition that are applicable to your Income Fund. This description is qualified in its entirety by the more detailed discussion in the section entitled "Risk Factors" contained in the Prospectus/Consent Solicitation Statement.

Investment Risks

 .  Uncertainty Regarding the Exchange Value and Trading Price of APF Shares
   Following Listing. Your Income Fund will be receiving 3,299,149 APF Shares if your Income Fund approves the Acquisition. There has been no prior market for the APF Shares, and it is possible that the APF Shares will trade at prices substantially below the Exchange Value or the historical book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Funds who become APF stockholders as a result of the Acquisition, will have transformed their investment in non-tradable Units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares is relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at amounts substantially less than the Exchange Value as a result of increased selling activity following the issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

 .  Decrease in Distributions. In each of the years ended December 31, 1995,
   1996 and 1997, your Income Fund made $111, $575 and $559, respectively in distributions per $10,000 investment to you. Based on APF's pro forma financial information, and assuming APF acquires only your Income Fund and that each Limited Partner of your Income receives only APF Shares, you would have received, for the year ended December 31, 1997, $528 in distributions per $10,000 of original investment, which is 5.5% less than the $559 distributed to you as Limited Partner during the same period. The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the year ended December 31, 1997 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition. See "Cash Distributions to Limited Partners of Your Fund."

 .  Conflicts of Interest in the Acquisition; Substantial Benefits to Related
   Parties. There are certain conflicts of interest inherent in the structure of the Acquisition of your Income Fund. We, James M. Seneff, Jr. and Robert
   A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne are the three general partners of the Funds. As Board members of APF, Messrs. Seneff and Bourne, have an interest in the completion of the Acquisition that may or may not be aligned with your interests as a Limited Partner of the Income Fund or with their own positions as the general partners of your Income Fund. While we will not receive any APF Shares as a result of APF's Acquisition of your Income Fund, we, as the general partners of your Income Fund, may be required to pay all or a substantial portion of the Acquisition costs allocated to your Income Fund to the extent that you or other Limited Partners vote against the Acquisition. For additional information regarding the Acquisition costs allocated to your Income Fund, see "Comparison of Alternative Effect on Financial Condition and Results of Operations" contained in this Supplement.

 .  Fundamental Change in Nature of Investment. The Acquisition of your Income
   Fund involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in your Income Fund, which has a fixed portfolio of restaurant properties in which you participate in the profits from the operation of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple-net basis, on the date that the Acquisition is consummated (assuming only your Income Fund was acquired as of September 30, 1998), 381 restaurant properties. The risks inherent in investing in an operating company such as APF include APF's ability to invest in new restaurant properties that are not as profitable as APF anticipated, the incurrence of substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and making mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay.

   As an APF stockholder, you will receive the benefits of your investment through (i) dividend distributions on, and (ii) increases in the value of, your APF Shares. In addition, your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale or refinancing of your Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares (or from the combination of cash paid to and payments on any Notes if you elect the Cash/Notes Option). An investment in APF may not outperform your investment in the Income Fund.

 . Original Investment Timeframe. Your Income Fund's partnership agreement provides that unless earlier terminated pursuant to its terms, your Income Fund will be terminated, dissolved, and its assets liquidated on December 31, 2025. At the time of your Income Fund's formation, we contemplated that its investment program would terminate (and its investments would be liquidated) some time between 2005 and 2010. We have no current plans to dispose of your Income Fund's restaurant properties if the Limited Partners do not approve the Acquisition.

Real Estate/Business Risks

 .  Risk of Default on Mortgage Loans and Market Risks associated with
   Securitizations. APF will be subject to certain risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default.

   In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize (thereby remaining exposed to the related credit and repayment risks on such mortgage loans,) and seek a different source for funding its operations than securitizations.

   APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would typically retain a residual-interest security and may retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default, and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

   APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

 . Risks Associated with Leverage. APF has funded and intends to continue to Fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. At the time of the consummation of the Acquisition, as a general policy, APF's Board of Directors will borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's funds from operations and its ability to make distributions to its stockholders.

 . Acquisition and Development Risks. APF plans to pursue its growth strategy through the acquisition and development of additional restaurant properties. To the extent that APF does pursue this growth strategy, we do not know that it will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

Tax Risks

 . Failure of APF to Qualify as a REIT for Tax Purposes. If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to the federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

 . Risks Associated with Distribution Requirements. Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to maintain its status as a REIT.

 . Changes in Tax Law. APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans. For a more detailed discussion of the risks associated with the Acquisition, see "Risk Factors" in the Prospectus/Consent Solicitation Statement.

                       CONSIDERATION PAID TO INCOME FUND

   The following table sets forth, for your Income Fund (i) the aggregate amount of original Limited Partner investments in each Fund less any distributions of net sales proceeds paid to the Limited Partners of that Fund,
(ii) the original amount of Limited Partner investments in each Fund less any distributions of net sales proceeds per average $10,000 investment, (iii) the number of APF Shares to be paid to your Income Fund, (iv) the estimated value of the APF Shares paid to your Income Fund, (v) the estimated Acquisition expenses allocated to your Income Fund, (vi) the estimated value, based on the Exchange Value, of APF Shares paid to your Income Fund after deducting Acquisition expenses, and (vii) the estimated value, based on the Exchange Value, of APF Shares you will receive for each $10,000 of your original investment:

                Original
                 Limited
                 Partner
  Original     Investments
  Limited       Less Any
  Partner     Distribution              Estimated                                Estimated Value
Investments   of Net Sales  Number of   Value of                                  of APF Shares
  Less Any    Proceeds per     APF         APF                  Estimated Value    per Average
Distribution     $10,000      Shares     Shares     Estimated    of APF Shares   $10,000 Original
of Net Sales    Original    Offered to Payable to  Acquisition after Acquisition Limited Partner
Proceeds(1)   Investment(1)  Fund(2)     Fund(3)    Expenses      Expenses(3)     Investment(3)
------------  ------------- ---------- ----------- ----------- ----------------- ----------------
$35,000,000      $10,000    3,299,149  $32,991,490  $390,024      $32,601,466         $9,315

--------
(1)  Income Fund has had no distributions of net sales proceeds.
(2) The APF Shares payable to each Fund as set forth in this chart will not change if APF acquires fewer than all of the Funds in the Acquisition. This number assumes that none of the Limited Partners of the Fund has elected the Cash/Notes Option.
(3) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

   Upon completion of the Acquisition of your Income Fund, the operations and existence of your Income Fund will cease. For more detailed information, see "The Acquisition" in the Prospectus/Consent Solicitation Statement. If your Income Fund does not approve the Acquisition, we do not contemplate that your Income Fund would be liquidated in the near future. The Acquisition, however, does not result in an all-cash payment to you in the liquidation of your investment. For example, if you are eligible for and choose the Cash/Notes Option, you become a Noteholder of APF. You will have exchanged your Units for unsecured debt obligations of APF which may not be retired in full until
  , 2006, a date approximately seven years after the date the Acquisition of your Income Fund occurs. On the other hand, if you exchange your Units for APF Shares, you will receive an equity interest in APF whose marketability will depend upon the market that may develop with respect to the APF Shares, which will be listed on the NYSE.

                          EXPENSES OF THE ACQUISITION

   If your Income Fund approves the Acquisition, the portion of the Acquisition expenses attributable to your Income Fund will be paid by your Income Fund, as detailed below. The number of APF Shares paid to your Income Fund would reflect a reduction for your Income Fund's expenses of the Acquisition.

   If the Acquisition of your Income Fund is not approved, we will bear a percentage of all Acquisition expenses equal to the total number of abstentions and "Against" votes cast by the Limited Partners of your Income Fund, divided by the total number of abstentions and votes cast by you and the other Limited Partners of your Income Fund. In such event, your Income Fund will bear the remaining Acquisition expenses.

   The following table sets forth the estimated Acquisition expenses of acquiring your Income Fund:

                         Pre-closing Transaction Costs

     Legal Fees....................................................... $ 16,046
     Appraisals and Valuation.........................................    6,419
     Fairness Opinions................................................   28,883
     Registration, Listing and Filing Fees............................       --
     Soliciting Dealer Fee............................................   62,067
     Financial Consulting Fees........................................       --
     Environmental Fees...............................................   40,116
     Accounting and Other Fees........................................   52,600
                                                                       --------
       Subtotal.......................................................  206,131

                           Closing Transaction Costs

     Transfer Fees and Taxes..........................................   81,281
     Legal Fees.......................................................   48,843
     Recording Costs..................................................       --
     Other............................................................   53,769
                                                                       --------
       Subtotal.......................................................  183,893
                                                                       --------
     Total............................................................ $390,024
                                                                       ========

                                 REQUIRED VOTE

Limited Partner Approval Required by the Partnership Agreement

   Article 12 of your Income Fund's partnership agreement provides that the vote of Limited Partners representing greater than 50% of the outstanding Units is required to approve a "Liquidating Sale," which is defined by the partnership agreement to include a transaction or series of transactions resulting in the transfer of 80% or more in value of Income Fund's restaurant properties acquired within two years of the initial date of the prospectus (October 1996). Because the Acquisition of your Income Fund is a Liquidating Sale within the meaning of the partnership agreement, it may not be consummated without the approval of Limited Partners representing greater than 50% of the outstanding Units.

Required Amendment to the Partnership Agreement

   Your Income Fund's partnership agreement includes one provision that may prevent the successful completion of APF's Acquisition of your Income Fund. This provision must be amended in order to successfully complete the Acquisition. Therefore, if you vote "For" the Acquisition, you will also be asked to vote in favor of this amendment. The proposed amendment is summarized below:

 . Amendment to Roll-Up Prohibition. Article 21 of the partnership agreement currently provides that your Income Fund may not participate in any transaction involving (i) the acquisition, merger, conversion or consolidation, either directly or indirectly, of your Income Fund, and (ii) the issuance of securities of any other partnership, real estate investment trust, corporation, trust or other entity that would be created or would survive after the successful completion of such transaction.

   If the Limited Partners holding a majority of the Units approve this amendment to your Income Fund's partnership agreement your Income Fund, Article 21 will be deleted in its entirety.

Partnership Agreement Amendment Procedures

   Pursuant to Article 13 of your Income Fund's partnership agreement, we may propose amendments to the partnership agreement. Article 13 of the partnership agreement requires that we furnish you with a verbatim statement of the proposed amendment, which is attached to this Supplement as Appendix C, and to include an opinion of our counsel regarding whether the proposed amendment would result in changing your Income Fund to a general partnership, changing our liability or your liability, or allowing you to take part in the control or management of your Income Fund. The form of opinion of Baker & Hostetler LLP is attached to this Supplement as Appendix D.

Consequence of Failure to Approve the Acquisition or the Amendments

   If the Limited Partners of your Income Fund representing greater than 50% of the outstanding Units do not vote "For" the Acquisition and the proposed amendment to the partnership agreement, the Acquisition may not be consummated under the terms of the partnership agreement. In such event, we plan to continue to operate your Income Fund as a going concern and to eventually dispose of your Income Fund's restaurant properties approximately 7 to 12 years after they were acquired (or as soon thereafter as, in our opinion, market conditions permit), as contemplated by the terms of the partnership agreement.

Special Meeting to Discuss the Acquisition

   We have scheduled a special meeting of the Limited Partners of your Income Fund to discuss the solicitation materials, which include the Prospectus/Consent Solicitation Statement, this Supplement and the other materials distributed to you, and the terms of APF's Acquisition of your Income Fund, prior to voting on the Acquisition. The special meeting will be held at
10:00 a.m., Eastern time, on        , 1999, at         . We and members of
APF's management intend to solicit actively your support for the Acquisition and would like to use the special meeting to answer questions about the Acquisition and the solicitation materials (as defined below) and to explain in person our reasons for recommending that you vote "For" the Acquisition.

                                VOTING PROCEDURE

   The Prospectus/Consent Solicitation Statement, this Supplement, the accompanying transmittal letter, the power of attorney and the consent form constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" the Acquisition of your Income Fund by APF.


   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding Units of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, in the manner described in the Prospectus/Consent Solicitation Statement. A copy of the Agreement and Plan of Merger dated March 11, 1999, by and between APF and your Income Fund is attached hereto as Appendix B. We encourage you to read it.

   If you are not planning on attending the special meeting of the Limited Partners of your Income Fund and voting in person, you should complete and return the consent form before the expiration of the solicitation period. The solicitation period is the time period during which you may vote "For" or "Against" the Acquisition of your Income Fund. The solicitation period will commence upon delivery of the solicitation materials to you (on or about
       , 1999 and will continue until the later of (a)       , 1999 (a date not
less than 60 calendar days from the initial delivery of the solicitation materials), or (b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond December 31, 1999. Any consent form received by Corporate Election Services prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your Units will be counted as voting "Against" the Acquisition of your Income Fund and you will receive APF Shares if your Income Fund is acquired.

   The consent form consists of two parts. Part A seeks your consent to APF's Acquisition of your Income Fund and certain related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve are described above under "Required Vote--Required Amendment to the Partnership Agreement." If you have interests in more than one Income Fund, you will receive multiple consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter (including the Acquisition), you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without requiring your signatures on multiple documents.

                 COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                  TO THE GENERAL PARTNERS AND THEIR AFFILIATES

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by your Income Fund to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure, which will be in effect after the Acquisition, had been in effect during the years presented below.

   Under your Income Fund's partnership agreement, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. The partnership agreement also provide that we are to be reimbursed for our expenses for services performed for your Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. If your Income Fund is acquired, it will share in the overall cost of managing the consolidated portfolio of properties owned by APF. As stockholders of APF, you and the other former Limited Partners of your Income Fund will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1998, the aggregate amounts accrued or paid by your Income Fund to us are shown below under "Historical" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the years presented, are shown below under "Pro Forma":

                                                                      Nine
                                                                     Months
                                       Year Ended December 31,        Ended
                                     ---------------------------- September 30,
                                       1995     1996      1997        1998
                                     -------- -------- ---------- -------------
Historical:
  General Partner Distributions.....      --       --         --         --
  Broker/Dealer Commissions(1)......
  Property Management Fees..........      --  $     12 $   14,720    $21,323
  Due Diligence and Marketing
   Support Fees.....................
  Acquisition Fees..................      --   378,982  1,157,577     38,441
  Asset Management Fees.............
  Real Estate Disposition Fees(2)...      --       --         --         --
                                     -------- -------- ----------    -------
    Total historical................      --  $378,994 $1,172,297    $59,764
Pro Forma:
  Cash Distributions on APF Shares..      --       --         --         --
  Salary Compensation...............      --       --         --         --
                                     -------- -------- ----------    -------
    Total pro forma.................      --       --         --         --

--------
(1) A majority of the fees paid as broker-dealer commissions and due diligence and marketing support fees were reallowed to other broker-dealers participating in the offering of the Income Fund's Units.
(2) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners. To date, no such fees have been paid since the required minimum returns have not been made to the Limited Partners.

              CASH DISTRIBUTIONS TO LIMITED PARTNERS OF YOUR FUND

   The information below should be read in conjunction with the information contained herein under the caption "Financial Statements" and in the Prospectus/Consent Solicitation Statement under the caption "Summary--Our Reasons for the Acquisition--Prices for Fund Units."

   The following table sets forth the distributions paid to the Limited Partners of your Income Fund (per $10,000 original investment) for the periods indicated below:

                                                           Nine Months Ended
                                 Year Ended December 31,     Sept. 30, 1998
                                 ------------------------ --------------------
                                 1993 1994 1995 1996 1997 Historical Pro Forma
                                 ---- ---- ---- ---- ---- ---------- ---------
Distributions from Income....... --   --   --   $ 53 $507    $540      $408
Distributions from Return of
 Capital(1)..................... --   --   --     58   68      19        18
                                 ---  ---  ---  ---- ----    ----      ----
  Total......................... --   --   --   $111 $575    $559      $426
                                 ===  ===  ===  ==== ====    ====      ====

--------
(1) Cash distributions presented above as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. Accumulated net income includes deductions for depreciation and amortization expense and income from certain non-cash items. This amount is not required to be presented as a return of capital except for purposes of this table, and the Income Fund has not treated this amount as a return of capital for any other purpose.

   The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the nine months ended September 30, 1998 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition.

   Assuming APF maintains its current level of debt for acquiring future restaurant properties, the expected distribution rate per APF Share will be 8.8% (assuming a $10.00 per APF Share price based on the Exchange Value, the annualized dividend per year is expected to be $0.88 per APF Share). Based on the number of APF Shares that you would receive in the Acquisition per your average $10,000 original investment and this distribution rate, you would receive an annual distribution of approximately $820.

                                    FAIRNESS

General

   We believe the Acquisition to be fair to, and in the best interests of your Income Fund. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

  . the terms of the Acquisition are fair to you and the other Limited Partners; and

  . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and certain alternatives to the Acquisition and a review of the financial condition and performance of APF and your Income Fund and the terms of critical agreements, such as your Income Fund's partnership agreement.

   We also believe that the Acquisition is procedurally fair for several reasons. First, the Acquisition is required to be approved by Limited Partners holding greater than 50% of the outstanding Units of your Income Fund and is subject to certain conditions. Second, if your Income Fund is acquired, all Limited Partners of your Income Fund who vote against the Acquisition will be given the option of receiving APF Shares or the Cash/Note Option.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others, our relief from certain ongoing liabilities with respect to the Income Fund if it is acquired by APF. For a further discussion of the conflicts of interest and potential benefits of the Acquisition to us, see "Conflicts of Interest" below.

Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners of your Income Fund and maximizes the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Fund. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the Cash/Notes Option, constitutes fair value. In addition, we compared the values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair and is the best way to maximize the return on your investment in light of the values of such consideration.

   2. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners of your Income Fund and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisal of your Income fund's restaurant properties prepared by Valuation Associates and upon the fairness opinion provided by Legg Mason. A copy of the fairness opinion is attached hereto as Appendix A. We encourage you to read it. We attributed significant weight to the appraisal of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisal of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisal and of Legg Mason to provide the fairness opinion assisted us in the fulfillment of our fiduciary duties to your Income Fund and the Limited Partners, notwithstanding that each of Valuation Associates and Legg Mason received fees for its services and notwithstanding that Legg Mason has previously provided investment banking services to the Funds and to Commercial Net Lease Realty, Inc., a former affiliate of ours. See "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.

   On rendering its opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

  .  the value or fairness of the cash and promissory notes option;

  . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Funds' portfolios or assets if liquidated in real estate markets;

  .  the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited Partners; or

  . any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the Cash/Notes Option.

   3. Valuation of Alternatives. Based on the appraisal of the Income Fund's restaurant properties, we estimated the value of your Income Fund as an ongoing concern and if liquidated. On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of your Income Fund.

   4. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Fund to Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   5. Net Book Value of the Income Fund. We calculated the book value of your Income Fund under generally accepted accounting principles, or GAAP, as of September 30, 1998 per $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is not indicative of the true fair market value of your Income Fund. This figure was compared to the (i) value of the Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998, (ii) value of the Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and
(iii) estimated value of the APF Shares, based on the Exchange Value, paid to each Fund per average $10,000 invested.

                             Summary of Valuations
                       (per $10,000 original investment)

                                                                Estimated Value
                                                                 of APF Shares
                                                                Payable to per
                                                                Average $10,000
                         GAAP Book Liquidation Going Concern   Original Limited
                           Value    Value(1)     Value(1)    Partner Investment(2)
                         --------- ----------- ------------- ---------------------
CNL Income Fund XVIII,
 Ltd....................  $8,730     $8,569       $9,284            $9,315

--------
(1) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.
(2) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of your Income Fund, we each have an independent obligation to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners of your Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants (including the Limited Partners in other Funds). James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to your Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to your Income Fund and also on APF's Board of Directors.

Benefits to General Partners

   As a result of the Acquisition (assuming only your Income Fund is acquired), we are expected to receive certain benefits, including that we will be relieved from certain ongoing liabilities with respect to Funds that are acquired by APF.

   James M. Seneff, Jr. and Robert A. Bourne (your individual general partners), will continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF and Mr. Bourne serving as Vice Chairman. Furthermore, they will be entitled to receive performance-based incentives, including stock options, under APF's 1999 Performance Incentive Plan or any other such plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Funds if the Acquisition does not occur.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the Acquisition to you.

Certain Tax Differences between the Ownership of Units and APF Shares

   Because your Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your

Income Fund, regardless of whether any cash is distributed to you. If your Income Fund is acquired by APF, and you have voted "For" the Acquisition, you will receive APF Shares. If you have voted "Against" the Acquisition but your Income Fund is acquired by APF, you may elect the Cash/Notes Option, in which case you will receive cash and Notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Currently, as the owner of Units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Income Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than your Income Fund's tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by your Income Fund. As a result, APF's tax depreciation from the acquired restaurant properties will differ from your Income Fund's tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a larger portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see "--Taxation of APF" and "--Taxation of Stockholders--Taxable Domestic Stockholders" in the Prospectus/Consent Solicitation Statement.

Tax Consequences of the Acquisition

   In connection with the Acquisition and for federal income tax purposes, the assets (and any liabilities) of your Income Fund (if your Income Fund is acquired by APF) will be transferred to APF in return for APF Shares and/or cash and Notes. Your Income Fund will then immediately liquidate and distribute such property to you. The IRS requires that you recognize a share of the income or loss, subject to the limits described below, recognized by your Income Fund, including gain recognized as a result of the transfer of restaurant properties pursuant to the Acquisition. The estimated taxable gain and loss based on the Exchange Value, for an average $10,000 original Limited Partner investment in your Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                     Estimated Gain/(Loss) per
                                                     Average $10,000 Original
                                                   Limited Partner Investment(1)
                                                   -----------------------------
CNL Income Fund XVIII, Ltd........................            $(525)

--------
(1) Values are based on the Exchange Value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the Exchange Value.

   Under section 351(a) of the Code, no gain or loss is recognized if (i) property is transferred to a corporation by one more individuals or entities in exchange for the stock of that corporation, and (ii) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman, APF's tax counsel, that, following the Acquisition, the Limited Partners of the Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least 80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect the Cash/Notes Option, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between (1) the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership and (2) the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or another Limited Partner in your Income Fund elect the Cash/Notes Option, your Income Fund will receive APF Shares, cash and Notes in exchange for your Income Fund's assets. Because the
principal portion of the Notes will not be due until     , 2006, the
acquisition of your Income Fund's assets, in part, in exchange for Notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the Notes is collected in the year of the Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to value of the APF Shares and cash received by your Income Fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price (without reduction for any selling expenses) for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, that are assumed or taken subject to by the Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares, cash and Notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset" (i.e., real property and depreciable assets used in a trade or business and held for more than one year). Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section 1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report his, her or its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive cash and Notes rather than APF Shares. Even though a Limited Partner's election of the Cash/Notes Option may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of your Income Fund's gain as determined under the partnership agreement of your Income Fund. Therefore, Limited Partners who elect the Cash/Notes Option may recognize gain in the year of the Acquisition despite the fact that they will receive only a small amount of cash and no publicly-traded instruments with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the Notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the Notes by the Limited Partners electing the Cash/Notes Option. See "--Tax Consequences of Liquidation and Termination of Your Fund" below.

   Tax Consequences of the Liquidation and Termination of Your Fund. If your Fund is acquired by APF, your Fund will be deemed to have liquidated and distributed APF Shares and/or cash and Notes, as the case may be, to you. The taxable year of your Income Fund will end at this time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition (including gain or loss resulting from the Acquisition described above). If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or cash and Notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of your Income Fund, determine to be pro rata based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive (determined on the closing date of the Acquisition) and your adjusted tax basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distribution of the APF Shares)). Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive cash and Notes in the Acquisition, you will recognize gain to the extent that the amount of cash you receive in the Acquisition exceeds your adjusted basis in your Units (adjusted by your distributive share of income, gain, loss, deduction and credit for the final taxable year of your Income Fund (including any such items recognized by your Income Fund as a result of the Acquisition) as well as any distributions you receive in such final taxable year (other than the distributions of the cash and Notes)). Your basis in the Notes distributed to you will equal your adjusted basis in your Units, reduced (but not below zero) by the amount of any cash distributed to you and your holding period for the Notes for purposes of determining capital gain or loss from the disposition of the Notes will include your holding period for your Units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold Units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not an organization described in section 501(c)(7) (social clubs), section 501(c)(9) (voluntary employees' beneficiary associations), section 501(c)(17) (supplemental unemployment benefit trusts) or section 501(c)(20) (qualified group legal services plans) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Income Funds that are acquired by APF will equal the fair market value of the APF Shares plus the cash and the issue price of the Notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property may differ from the Income Fund's basis therein, and the restaurant properties may be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds following the Acquisition.

   For a discussion of the taxation of APF, see "Federal Income Tax Considerations--Taxation of APF" in the Prospectus/Consent Solicitation Statement.

     SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
        APF, FUNDS, ADVISOR AND CNL RESTAURANT FINANCIAL SERVICES GROUP
                      Nine Months Ended September 30, 1998

                                            Historical
                         --------------------------------------------------
                                                                   CNL
                                           CNL                  Restaurant                         Pro Forma
                                         Income                 Financial                  --------------------------------
                                       Fund XVIII,               Services      Combined     Pro Forma            Combined
                             APF          Ltd.       Advisor      Group       Historical   Adjustments          Pro Forma
                         ------------  ----------- ----------- ------------  ------------  ------------        ------------
Operating Data
 Revenues:
 Rental and earned
  income...............  $ 22,947,199  $ 2,228,324 $       --  $        --   $ 25,175,523  $  9,747,393 (a)
                                                                                                   (326)(b)    $ 34,922,590
 Management fees.......           --           --   21,405,127    5,122,366    26,527,493   (21,396,113)(c)
                                                                                             (2,875,906)(d)       2,255,474
 Interest and other
  income...............     6,117,911      114,967         751   18,463,647    24,697,276     1,526,547 (e)      26,223,823
                         ------------  ----------- ----------- ------------  ------------  ------------        ------------
 Total revenue.........    29,065,110    2,343,291  21,405,878   23,586,013    76,400,292   (12,998,405)         63,401,887
Expenses:
 General and
  administrative.......     1,539,004      155,272   6,701,115    6,704,482    15,099,873    (1,306,230)(f)
                                                                                             (1,415,100)(g)
                                                                                                (36,629)(h)      12,341,914
 Advisory fees.........     1,248,393       21,180         --     1,026,231     2,295,804    (2,295,804)(i)             --
 State taxes...........       397,569        8,605      15,226      220,180       641,580        44,873 (j)         686,453
 Depreciation and
  amortization.........     2,693,020      268,305     131,539    1,000,493     4,093,357     3,021,504 (k)(l)    7,114,861
 Interest expense......           --           --      105,668   14,234,533    14,340,201       (68,670)(m)      14,271,531
 Paid to affiliates....           --           --      256,456    1,569,202     1,825,658    (1,825,658)(n)             --
                         ------------  ----------- ----------- ------------  ------------  ------------        ------------
 Total expenses........     5,877,986      453,362   7,210,004   24,755,121    38,296,473    (3,881,714)         34,414,759
                         ------------  ----------- ----------- ------------  ------------  ------------        ------------
Net earnings (loss)
 before equity in
 earnings of joint
 ventures/minority
 interests, gain (loss)
 on sale of properties,
 gain on
 securitization, and
 provision (credit) for
 federal income taxes..    23,187,124    1,889,929  14,195,874   (1,169,108)   38,103,819    (9,116,691)         28,987,128
                         ------------  ----------- ----------- ------------  ------------  ------------        ------------
Equity in earnings of
 joint
 ventures/minority
 interests.............       (23,271)         --          --        12,452       (10,819)          --              (10,819)
Gain (loss) on sales of
 properties............           --           --          --           --                          --                  --
Gain on
 securitization........           --           --          --     3,018,268     3,018,268           --            3,018,268
Provision (credit) for
 federal income taxes..           --           --    5,607,415      708,666     6,316,081    (6,316,081)(o)             --
                         ------------  ----------- ----------- ------------  ------------  ------------        ------------
Net earnings...........  $ 23,163,853  $ 1,889,929 $ 8,588,459 $  1,152,946  $ 34,795,187  $ (2,800,610)       $ 31,994,577
                         ============  =========== =========== ============  ============  ============        ============
Other Data:
Weighted average number
 of shares of common
 stock outstanding
 during period.........    47,633,909          N/A         N/A          N/A           N/A           --           72,989,400(p)
Total net-leased
 properties at end of
 period................           357           24         N/A          N/A           N/A           --                  381
Funds from operations..  $ 26,408,569  $ 2,225,186         N/A          N/A           N/A           --         $ 36,712,817
Total cash
 distributions
 declared..............  $ 26,460,446  $ 1,957,764         N/A          N/A           N/A           --         $ 36,712,817
Cash distributions
 declared per $10,000
 investment............  $        572  $       560         N/A          N/A           N/A           --         $        503
                                            Historical                         Combined            Pro Forma
                                        September 30, 1998                    Historical      September 30, 1998
                         --------------------------------------------------  ------------  --------------------------------
Balance Sheet Data:
Real estate assets,
 net...................  $407,663,180  $28,975,053 $       --  $        --   $436,638,233  $  4,600,528 (q)
                                                                                             26,052,741 (r)    $467,291,502
Mortgages/notes
 receivable............    33,523,506          --          --   173,776,981   207,300,487       849,195 (r)     208,149,682
Accounts receivable,
 net...................       575,104          --    7,544,985    7,342,103    15,462,192    (7,864,031)(s)       7,598,161
Investment in/due from
 joint ventures........       631,374      166,224         --           --        797,598        25,943 (q)         823,541
Total assets...........   566,383,967   31,426,399   8,429,809  197,528,789   803,768,964    25,181,603         828,950,567
Total
 liabilities/minority
 interest..............    14,478,585      870,294   5,049,152  185,998,045   206,396,076   (10,971,664)(s)(t)  195,424,412
Total equity...........   551,905,382   30,556,105   3,380,657   11,530,744   597,372,888    36,153,267 (q)(t)  633,526,155

--------

(a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and 2) properties that were developed by APF from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period.)

    Rental and earned income on Property Transactions by APF.......  $9,635,208
    Rental and earned income on Property Transactions by the Income
     Fund..........................................................     112,185
                                                                     ----------
                                                                     $9,747,393
                                                                     ==========

(b) Represents $(326) in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1997.

(c) Represents the elimination of intercompany fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

    Origination fees.............................................  $ (1,569,202)
    Secured equipment lease fee..................................       (44,426)
    Advisory fees................................................    (1,743,563)
    Reimbursement of administrative costs........................      (292,113)
    Acquisition fees.............................................   (15,757,119)
    Underwriting fees............................................      (254,945)
    Administrative fees..........................................      (148,491)
    Executive fee................................................      (310,000)
    Guarantee fees...............................................       (93,750)
    Servicing fee................................................    (1,014,117)
    Development fees.............................................      (166,876)
    Consulting fee...............................................        (1,511)
                                                                   ------------
     Total.......................................................  $(21,396,113)
                                                                   ============

(d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

(e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

(f) Represents the elimination of intercompany expenses paid between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

    Reimbursement of administrative costs......................... $  (292,113)
    Servicing fee.................................................  (1,014,117)
                                                                   -----------
                                                                   $(1,306,230)
                                                                   ===========

(g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by APF were subject to capitalization during the entire period and 2) costs relating to properties not developed by APF were subject to capitalization up through the time that EITF 97-11 became effective.

    General and administrative costs............................... $(1,415,100)

(h) Represents savings of $36,629 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

(i) Represents the elimination of fees between APF, the Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

    Advisory fees.................................................. $(1,743,563)
    Administrative fees............................................    (148,491)
    Executive fee..................................................    (310,000)
    Guarantee fees.................................................     (93,750)
                                                                    -----------
                                                                    $(2,295,804)
                                                                    ===========

(j) Represents additional state taxes of $44,873 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the Income Fund had operated under a REIT structure.

(k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (v) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

    Depreciation expense............................................ $ 1,453,419

(l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (q).

    Amortization of goodwill........................................ $ 1,568,085

(m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in footnote (4), II (d ) in the Notes to the Pro Forma Financial Statements attached to this Supplement.

    Interest expense............................................... $   (68,670)

(n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

    Origination fees............................................... $(1,569,202)
    Underwriting fees..............................................    (254,945)
    Consulting fee.................................................      (1,511)
                                                                    -----------
                                                                    $(1,825,658)
                                                                    ===========

(o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the acquisition. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

(p) APF Shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1997 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved the proposal to increase the number of authorized APF Shares.

(q) Represents the payment of $390,024 in cash and the issuance of 15,560,146 APF Shares in consideration for the purchase of the Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 using the Exchange Value of $10 per APF Share plus estimated transaction costs. The acquisition of the Income Fund and the CNL Restaurant Financial Services Group have been accounted for under the purchase accounting method and goodwill was recognized to the extent that the estimated value of consideration paid exceeded the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on the APF's statement of earnings. APF will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by APF.

    Income Fund..................................................  $ 32,991,488
    Advisor......................................................    76,000,000
    CNL Restaurant Financial Services Group......................    47,000,000
                                                                   ------------
     Total Purchase Price (cash and shares)......................   155,991,488
    Less cash paid to Income Fund................................      (390,024)
                                                                   ------------
     Share consideration.........................................   155,601,464
    Transaction costs of APF.....................................     8,933,000
                                                                   ------------
     Total costs incurred........................................  $164,534,464
                                                                   ============

    In addition, APF i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the Income Fund carrying value of land and building on operating leases by $3,521,698, net investment in direct financing leases by $1,078,830, investment in joint venture by $25,943, made downward adjustments to the carrying value of accrued rental income of $189,143, made downward adjustments to other assets of $3,884,257 and made downward adjustments to deferred income of $116,769 to adjust historical values to fair value, iii) recorded goodwill of $41,815,587 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $76,971,555 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $30,556,105 of the Income Fund, Advisor and CNL Restaurant Financial Services Group.

(r) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

(s) Represents the elimination by the Income Fund of $14,652 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by the Company of $1,208,000 in related party payables recorded as receivables by the Advisor.

(t) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the acquisition of CNL Restaurant Businesses since the acquisition agreements require that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the acquisition.

       SELECTED HISTORICAL FINANCIAL DATA OF CNL INCOME FUND XVIII, LTD.

   The following table sets forth certain financial information for the Income Fund, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of CNL Income Fund XVIII, Ltd." in this Supplement.

                            Nine Months Ended
                              September 30,          Year Ended December 31,
                         ----------------------- -------------------------------
                            1998        1997        1997        1996    1995(1)
                         ----------- ----------- ----------- ---------- --------
Revenues................ $ 2,343,291 $   813,495 $ 1,453,242 $   31,614      --
Net income..............   1,889,929     619,012   1,154,760     26,910      --
Cash distributions
 declared (2)...........   1,957,764     800,312   1,310,885     57,846      --
Net income per Unit.....        0.54        0.32        0.51       0.05      --
Cash distributions
 declared per Unit(2)...        0.56        0.41        0.57       0.11      --
Weighted average number
 of Limited Partner
 Units outstanding(3)...   3,496,435   1,945,482   2,279,801    503,436      --

                              September 30,               December 31,
                         ----------------------- -------------------------------
                            1998        1997        1997        1996      1995
                         ----------- ----------- ----------- ---------- --------
Total assets............ $31,426,399 $26,420,616 $31,823,613 $7,240,324 $256,890
Total partners'
 capital................  30,556,105  24,580,613  29,846,580  6,996,213    1,000

--------
(1) Selected financial data for 1995 represents the period February 10, 1995 (date of inception) through December 31, 1995. Operations did not commence until October 12, 1996, the date following when the Income Fund received the minimum offering proceeds of $1,500,000, and such proceeds were released from escrow.
(2) Approximately 12% and 53% of cash distributions ($0.07 and $0.06 per Unit, respectively) for the years ended December 31, 1997 and 1996, respectively, represents a return of capital in accordance with generally accepted accounting principles ("GAAP"). Cash distributions treated as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. The Income Fund has not treated such amounts as a return of capital for purposes of calculating the Limited Partners' return on their invested capital contributions.
(3) Represents the weighted average number of Units outstanding during the period the Income Fund was operational.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
           AND RESULTS OF OPERATIONS OF CNL INCOME FUND XVIII, LTD.

Introduction

   The Income Fund is a Florida limited partnership that was organized on February 10, 1995, to acquire for cash, either directly or through joint venture arrangements, both newly constructed and existing restaurant properties, as well as land upon which restaurants are to be constructed, which are leased primarily to operators of selected national and regional fast-food, family-style and casual dining restaurant chains. The leases are triple-net leases, with the lessee generally responsible for all repairs and maintenance, property taxes, insurance and utilities. As of September 30, 1998, the Income Fund owned 24 restaurant properties, which included one restaurant property owned by a joint venture in which the Income Fund is a co-venturer.

Liquidity and Capital Resources

  Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997

   On September 20, 1996, the Income Fund commenced an offering to the public of up to 3,500,000 Units of limited partnership interest pursuant to a registration statement on Form S-11 under the Securities Act of 1933, as amended, effective August 11, 1995. The Income Fund's offering of Units terminated on February 6, 1998 at which time the maximum offering proceeds of 3,500,000 Units ($35,000,000) had been received from investors. The Income Fund therefore will derive no additional capital resources from the offering.

   As of September 30, 1998, net proceeds to the Income Fund from its offering of units, after deduction of organizational and offering expenses, totaled $30,800,000. Of this amount, approximately $29,855,600 had been used to invest or committed for investment in 24 restaurant properties, including one restaurant property owned by a joint venture in which the Income Fund is a co-venturer, and to pay acquisition fees and certain acquisition expenses, leaving approximately $944,400 of offering proceeds available for investment in restaurant properties. As of September 30, 1998, the Income Fund had incurred $1,575,000 in acquisition fees to one of our affiliates.

   The Income Fund presently is negotiating to acquire additional restaurant properties, but as of October 20, 1998, had not acquired any such restaurant properties.

   During the nine months ended September 30, 1998 and 1997, the Income Fund generated cash from operations (which includes cash received from tenants, distributions from joint ventures, and interest and other income received, less cash paid for expenses) of $2,158,678 and $909,568, respectively. The increase in cash from operations for the nine months ended September 30, 1998, as compared to the nine months ended September 30, 1997, is primarily a result of changes in income and expenses as described in "Results of Operations" below.

   Other sources and uses of capital included the following during the nine months ended September 30, 1998.

   In August 1998, the Income Fund entered into a joint venture arrangement, Columbus Joint Venture, with certain of our affiliates to construct and hold one restaurant property. As of September 30, 1998, the Income Fund had contributed $166,025 to purchase land and pay for construction costs relating to the joint venture. When construction is completed, the Income Fund will have an approximate 40% interest in the profits and losses of the joint venture.

   Until restaurant properties are acquired by the Income Fund, all Income Fund proceeds are held in short-term, highly liquid investments which we believe to have appropriate safety of principal. This investment strategy provides high liquidity in order to facilitate the Income Fund's use of these funds to acquire restaurant properties at such time as restaurant properties suitable for acquisition are located. At September 30, 1998, the

Income Fund had $1,866,555 invested in such short-term investments, as compared to $4,143,327 at December 31, 1997. The decrease in the amount invested in short-term investments is primarily attributable to acquiring one additional restaurant property and investing in Columbus Joint Venture, as described above, and as a result of the payment during the nine months ended September 30, 1998, of construction costs accrued for certain restaurant properties at December 31, 1997. The funds remaining at September 30, 1998, will be used to purchase and develop additional restaurant properties, to pay acquisition costs, to pay Limited Partner distributions, to meet the Income Fund's working capital and other needs and, in our discretion, to create cash reserves.

   During the nine months ended September 30, 1997, certain of our affiliates incurred on behalf of the Income Fund $210,866 for certain organizational and offering expenses. In addition, during the nine months ended September 30, 1998 and 1997, certain of our affiliates incurred on behalf of the Income Fund $35,864 and $125,693, respectively, for certain acquisition expenses and $65,271 and $35,259, respectively, for certain operating expenses. As of September 30, 1998 and 1997, the Income Fund owed $14,652 and $75,844, respectively, to related parties for such amounts, fees and other reimbursements. As of October 20, 1998, the Income Fund had reimbursed all such amounts. Amounts payable to other parties, including distributions payable, decreased to $725,865 at September 30, 1998, from $1,629,719 at December 31, 1997, primarily as a result of the payment during the nine months ended September 30, 1998, of construction costs accrued for certain restaurant properties at December 31, 1997.

   Based on cash from operations, the Income Fund declared distributions to the Limited Partners of $1,957,764 and $800,312 for the nine months ended September 30, 1998 and 1997, respectively ($700,000 and $379,266 for the quarters ended September 30, 1998 and 1997, respectively). This represents distributions of $0.56 and $0.41 per weighted average Limited Partner unit outstanding for the nine months ended September 30, 1998 and 1997, respectively ($0.20 and $0.15 per unit for the quarters ended September 30, 1998 and 1997, respectively). No distributions were made to us for the quarters and nine months ended September 30, 1998 and 1997. No amounts distributed to the Limited Partners for the nine months ended September 30, 1998 and 1997, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the limited partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   We have the right, but not the obligation, to make additional capital contributions if we deem it appropriate in connection with the operations of the Income Fund.

  The Years Ended December 31, 1997, 1996 and 1995

   As of December 31, 1997, the Income Fund had accepted subscriptions for 3,500,000 Units and had received subscription proceeds for 3,414,576 Units, representing $34,145,759 of capital contributed by Limited Partners pursuant to its public offering of Units. The remaining proceeds of $854,241, representing the remaining 85,424 Units were received during the period January 1, 1998 through February 6, 1998.

   As of December 31, 1997, net proceeds to the Income Fund from its offering of Units, after deduction of organizational and offering expenses, totaled $30,022,641. During 1996, the Income Fund invested or committed for investment approximately $2,960,800 of such proceeds in two restaurant properties and to pay acquisition fees and certain acquisition expenses. During 1997, the Income Fund completed construction of the restaurant property under construction in 1996 and acquired 20 additional restaurant properties (one of which was under construction as of December 31, 1997 and completed in February 1998). As a result of the above transactions, as of December 31, 1997, the Income Fund had invested approximately $27,645,000 of the net proceeds in 22 restaurant properties, and to pay acquisition fees and miscellaneous acquisition expenses, leaving approximately $2,377,700 of net offering proceeds available for investment in restaurant properties. As of December 31, 1997, the Income Fund had paid $1,536,559 in acquisition fees to one of our affiliates.

   Currently, the Income Fund's primary source of capital is cash from operations (which includes cash received from tenants and interest received, less cash paid for expenses). Cash from operations was $1,361,610 and $27,146 for the years ended December 31, 1997 and 1996. The increase in cash from operations for the year ended December 31, 1997, as compared to the year ended December 31, 1996, is primarily a result of changes in income and expenses as described in "Results of Operations" below and changes in the Income Fund's working capital.

   None of the restaurant properties owned or to be acquired by the Income Fund is or may be encumbered. Subject to certain restrictions on borrowing, however, the Income Fund may borrow funds but will not encumber any of the restaurant properties in connection with any such borrowing. The Income Fund will not borrow for the purpose of returning capital to the Limited Partners or under arrangements that would make the Limited Partners liable to creditors of the Income Fund. We further have represented that we will use our reasonable efforts to structure any borrowing so that it will not constitute "acquisition indebtedness" for federal income tax purposes and also will limit the Income Fund's outstanding indebtedness to three percent of the aggregate adjusted tax basis of its restaurant properties. Certain of our affiliates from time to time incur certain expenses on behalf of the Income Fund for which the Income Fund reimburses the affiliates without interest.

   Until restaurant properties are acquired by the Income Fund, all Income Fund proceeds are held in short-term, highly liquid investments which we believe to have appropriate safety of principal. This investment strategy provides high liquidity in order to facilitate the Income Fund's use of these funds to acquire restaurant properties at such time as restaurant properties suitable for acquisition are located. At December 31, 1997, the Income Fund had $4,143,327 invested in such short-term investments, as compared to $5,371,325 at December 31, 1996. The decrease in the amount invested in short-term investments is primarily a result of the payment during 1997, of costs relating to the restaurant property that was under construction at December 31, 1996 and the acquisition of additional restaurant properties during 1997. The funds remaining at December 31, 1997 were used to pay construction costs relating to several restaurant properties that were incurred but unpaid at December 31, 1997, to purchase and develop additional restaurant properties, to pay acquisition costs, to pay distributions, to meet the Income Fund's working capital and other needs and, in our discretion, to create cash reserves.

   During the years ended December 31, 1997 and 1996, and the period February 10, 1995 (date of inception) through December 31, 1995, certain of our affiliates incurred on behalf of the Income Fund $211,216, $285,858 and $196,174, respectively, for certain organizational and offering expenses. In addition, during 1997 and 1996, affiliates incurred $134,138 and $18,036, respectively, for certain acquisition expenses and $44,166 and $893, respectively, for certain operating expenses. As of December 31, 1997 and 1996, the Income Fund owed $118,231 and $83,889, respectively, to related parties for such amounts, fees and other reimbursements. As of March 13, 1998, the Income Fund had reimbursed the affiliates all such amounts. Amounts payable to other parties, including distributions payable, increased to $1,629,719 at December 31, 1997, as compared to $160,222 at December 31, 1996, primarily as a result of an increase in distributions payable to Limited Partners and an increase in construction costs payable at December 31, 1997.

   Based on cash from operations, the Income Fund declared distributions to the Limited Partners of $1,310,885 and $57,846, respectively, for the years ended December 31, 1997 and 1996 (representing distributions of $0.57 and $0.11 per Unit, respectively, based on the weighted average number of Units outstanding during the period the Income Fund was operational). No amounts distributed or to be distributed to the Limited Partners for the years ended December 31, 1997 and 1996, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions.

   We have obtained contingent liability and property coverage for the Income Fund. This insurance policy is intended to reduce the Income Fund's exposure in the unlikely event a tenant's insurance policy lapses or is insufficient to cover a claim relating to the restaurant property.

   Income Fund net income is expected to increase in 1998, as rental income increases due to the acquisition of additional restaurant properties during 1998 and the fact that restaurant properties acquired during 1997 will earn rental income for a full year in 1998, as compared to a partial year in 1997. Accordingly, we believe that the anticipated decrease in the Income Fund's liquidity in 1998, due to its investment of the remaining net offering proceeds in additional restaurant properties and the payment of construction costs relating to several restaurant properties incurred but unpaid at December 31, 1997, will not have an adverse effect on the Income Fund's operations during 1998.

   Due to low operating expenses, ongoing cash flow from rental income obtained from restaurant properties after they are acquired and the fact that the Income Fund will not enter into a commitment to purchase a restaurant property until sufficient cash is available for such purchase, we do not believe that working capital reserves are necessary at this time. In addition, because all of the leases for the Income Fund's restaurant properties are on a triple-net basis, it is not anticipated that a permanent reserve for maintenance and repairs is necessary at this time. To the extent, however, that the Income Fund has insufficient funds for such purposes, we will contribute to the Income Fund an aggregate amount of up to one percent of the offering proceeds for maintenance and repairs. We have the right to cause the Income Fund to maintain reserves if, in our discretion, we determine such reserves are required to meet the Income Fund's working capital needs.

Results of Operations

  Nine Months Ended September 30, 1998 Compared to the Nine Months Ended September 30, 1997

   During the nine months ended September 30, 1997, the Income Fund owned and leased 20 wholly-owned restaurant properties, three of which were under construction, and during the nine months ended September 30, 1998, the Income Fund owned and leased 23 wholly-owned restaurant properties, to operators of fast-food and family-style restaurant chains. In connection therewith, during the nine months ended September 30, 1998 and 1997, the Income Fund earned $2,228,324 and $711,461, respectively, in rental income from operating leases and earned income from direct financing leases from these restaurant properties, $781,638 and $437,927 of which was earned for the quarters ended September 30, 1998 and 1997, respectively. The increase in rental and earned income during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, is primarily attributable to the acquisition of additional restaurant properties subsequent to September 30, 1997, and the fact that restaurant properties acquired during the quarter and nine months ended September 30, 1997, were operational for the full quarter and nine months ended September 30, 1998, as compared to a partial quarter and nine months ended September 30, 1997.

   In October 1998, the tenant of four Boston Market restaurant properties filed for bankruptcy. If the leases are eventually rejected, the Income Fund anticipates that rental income relating to these restaurant properties will terminate until a new tenant is located or until the restaurant properties are sold and the proceeds from such sales are reinvested in additional restaurant properties. However, we do not anticipate that any decrease in rental income due to lost revenues relating to these restaurant properties will have a material effect on the Income Fund's financial position or results of operations.

   Operating expenses, including depreciation and amortization, were $453,362 and $194,483 for the nine months ended September 30, 1998 and 1997, respectively, $171,052 and $87,845 of which was incurred during the quarters ended September 30, 1998 and 1997, respectively. The increase in operating expenses during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, is primarily attributable to an increase in depreciation expense as the result of the acquisition of additional restaurant properties subsequent to September 30, 1997, and the fact that restaurant properties acquired during the quarter and nine months ended September 30, 1997, were operational for the full quarter and nine months ended September 30, 1998, as compared to a partial quarter and nine months ended September 30, 1997.

   Operating expenses also increased during the quarter and nine months ended September 30, 1998 as a result of an increase in administrative expenses for services related to accounting; financial, tax and regulatory compliance and reporting; lease and loan compliance; Limited Partner distributions and reporting; and investor relations (including administrative services in connection with selling Units of limited partnership interest) and management fees as a result of the increase in rental revenues, as described above. The increase during the nine months ended September 30, 1998 was also due to the Income Fund incurring additional taxes relating to the filing of various state tax returns during 1998.

   In addition, the increase in operating expenses during the quarter and nine months ended September 30, 1998, as compared to the quarter and nine months ended September 30, 1997, is partially attributable to the fact that during the quarter and nine months ended September 30, 1998, the Income Fund recorded approximately $23,500 in real estate tax expenses due to the fact that in October 1998, the tenant of the four Boston Market restaurant properties filed for bankruptcy, as described above. If the tenant decides to reject the leases, the Income Fund will continue to incur certain expenses, such as real estate taxes, insurance and maintenance until a new tenant or buyer for these restaurant properties is located.

  The Years Ended December 31, 1997, 1996 and 1995

   No significant operations commenced until the Income Fund received and released from escrow the minimum offering proceeds of $1,500,000 on October 11, 1996.

   The Income Fund owned and leased two restaurant properties in 1996 and 22 restaurant properties in 1997 (including one restaurant property which was under construction at December 31, 1997), which are subject to long-term triple-net leases. The leases of the restaurant properties provide for minimum base annual rental payments (payable in monthly installments) ranging from approximately $60,400 to $243,600. The majority of the leases provide for percentage rent based on sales in excess of a specified amount. In addition, the majority of the leases provide that, commencing in specified lease years (generally the sixth lease year), the annual base rent required under the terms of the lease will increase.

   During the years ended December 31, 1997 and 1996, the Income Fund earned $1,290,621 and $1,373, respectively, in rental income from operating leases and earned income from direct financing leases. The increase in rental and earned income during 1997, as compared to 1996, is primarily attributable to the acquisition of additional restaurant properties subsequent to December 31, 1996. Because the Income Fund did not commence significant operations until it received the minimum offering proceeds on October 11, 1996, and has not yet acquired all of its restaurant properties, Income Fund revenues for the year ended December 31, 1997, represent only a portion of revenues which the Income Fund is expected to earn during the full year in which the Income Fund's restaurant properties are operational.

   During at least one of the years ended December 31, 1997 and 1996, six lessees, or group of affiliated lessees, of the Income Fund, Golden Corral Corporation, Foodmaker, Inc., Tiffany, L.L.C., IHOP restaurant properties, Inc., Platinum Rotisserie, L.L.C. and Carrols Corporation each contributed more than 10% of the Income Fund's total rental income. As of December 31, 1997, Golden Corral Corporation and Foodmaker, Inc. were each the lessee under leases relating to four restaurants, Tiffany, L.L.C. was the lessee under a lease relating to one restaurant, IHOP restaurant properties, Inc. was the lessee under leases relating to two restaurants, Platinum Rotisserie, L.L.C. was the lessee under a lease relating to one restaurant and Carrols Corporation was the lessee under a lease relating to one restaurant. In addition, during at least one of the years ended December 31, 1997 and 1996, five restaurant chains, Golden Corral, Jack in the Box, Boston Market, IHOP and Burger King each accounted for more than 10% of the Income Fund's total rental income. Because the Income Fund's first restaurant property was not purchased until December 1996, the foregoing information regarding the lessees and restaurant chains which contributed a significant amount of the Income Fund's total rental income during the years ended December 31, 1997 and 1996, may or may not be representative of the lessees and restaurant chains which will account for more than 10% of the Income Fund's rental income during 1998 and subsequent years. Because the Income Fund has not completed its acquisition of restaurant properties as yet, it is not possible to determine which lessees or restaurant chains will contribute more than 10% of the Income Fund's total rental income during 1998 and subsequent years. In the event that certain lessees or restaurant chains contribute more than 10% of the Income Fund's rental income in future years, any failure of such lessees or restaurant chains could materially adversely affect the Income Fund's income.

   During the years ended December 31, 1997 and 1996, the Income Fund earned $162,621 and $30,241 in interest income from investments in money market accounts or other short-term, highly liquid investments. The increase in interest income during 1997, as compared to 1996, is primarily attributable to the increase in the amount of funds invested in short-term liquid investments as a result of additional Limited Partner capital contributions during 1997. As of December 31, 1997, the majority of these funds had been invested in restaurant properties; therefore, the Income Fund expects interest income to decrease in 1998.

   Operating expenses, including depreciation and amortization expense, were $298,482 and $4,704 for the years ended December 31, 1997 and 1996. The increase in operating expenses during 1997 is primarily attributable to an increase in depreciation expenses as the result of the acquisition of additional restaurant properties during 1997. Operating expenses also increased during 1997, as compared to 1996, as a result of an increase in administrative expenses associated with operating the Income Fund and its restaurant properties and an increase in management fees as a result of the increase in rental revenues. The dollar amount of operating expenses is expected to increase, and the amount of general operating and administrative expenses as a percentage of total revenues is expected to decrease, in 1998 as the Income Fund acquires additional restaurant properties and the restaurant property under construction becomes operational.

General

   In March 1998, the Financial Accounting Standards Board reached a consensus in EITF 97-11, entitled "Accounting for Internal Costs Relating to Real Estate restaurant property Acquisitions." EITF 97-11 provides that internal costs of identifying and acquiring operating restaurant property should be expensed as incurred. Due to the fact that the Income Fund does not have an internal acquisitions function and instead, contracts these services from CNL Fund Advisors, Inc., one of our affiliates, EITF 97-11 had no material effect on the Income Fund's financial position or results of operations.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Income Fund's financial position or results of operations.

   The Income Fund's leases as of September 30, 1998, and the leases the Income Fund expects to enter into, are or are expected to be on a triple-net basis and contain provisions that management believes will mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain restaurant sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Management expects that increases in restaurant sales volumes due to inflation and real sales growth should result in an increase in rental income over time. Continued inflation also may cause capital appreciation of the Income Fund's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.

   The Year 2000 problem is the result of information technology systems and embedded systems (products which are made with microprocessor (computer) chips such as HVAC systems, physical security systems and elevators) using a two-digit format, as opposed to four digits, to indicate the year. Such information technology and embedded systems may be unable to properly recognize and process date-sensitive information beginning January 1, 2000.

   The Income Fund does not have any information technology systems. Certain of our affiliates provide all services requiring the use of information technology systems pursuant to a management agreement with the Income Fund. The maintenance of embedded systems, if any, at the Income Fund's properties is the responsibility of the tenants of the properties in accordance with the terms of the Income Fund's leases. We and our affiliates have established a team dedicated to reviewing the internal information technology systems used in the operation of the Income Fund, and the information technology and embedded systems and the Year 2000 compliance plans of the Income Fund's tenants, significant suppliers, financial institutions and transfer agent.

   The information technology infrastructure of our affiliates consists of a network of personal computers and servers that were obtained from major suppliers. The affiliates utilize various administrative and financial software applications on that infrastructure to perform the business functions of the Income Fund. Our inability and that of our affiliates to identify and timely correct material Year 2000 deficiencies in the software and/or infrastructure could result in an interruption in, or failure of, certain of the Income Fund's business activities or operations. Accordingly, we and our affiliates have requested and are evaluating documentation from the suppliers of the affiliates regarding the Year 2000 compliance of their products that are used in the business activities or operations of the Income Fund. The costs expected to be incurred by us and our affiliates to become Year 2000 compliant will be incurred by us and our affiliates; therefore, these costs will have no impact on the Income Fund's financial position or results of operations.

   The Income Fund has material third party relationships with its tenants, financial institutions and transfer agent. The Income Fund depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. If any of these third parties are unable to meet their obligations to the Income Fund because of the Year 2000 deficiencies, such a failure may have a material impact on the Income Fund. Accordingly, we have requested and are evaluating documentation from the Income Fund's tenants, financial institutions, and transfer agent relating to their Year 2000 compliance plans. At this time, we have not yet received sufficient certifications to be assured that the tenants, financial institutions, and transfer agent have fully considered and mitigated any potential material impact of the Year 2000 deficiencies. Therefore, we do not, at this time, know of the potential costs to the Income Fund of any adverse impact or effect of any Year 2000 deficiencies by these third parties.

We currently expect that all Year 2000 compliance testing and any necessary remedial measures on the information technology systems used in the business activities and operations of the Income Fund will be completed prior to June 30, 1999. Based on the progress we and our affiliates have made in identifying and addressing the Income Fund's Year 2000 issues and the plan and timeline to complete the compliance program, we do not foresee significant risks associated with the Income Fund's Year 2000 compliance at this time. Because we and our affiliates are still evaluating the status of the systems used in business activities and operations of the Income Fund and the systems of the third parties with which the Income Fund conducts its business, we have not yet developed a comprehensive contingency plan and are unable to identify "the most reasonably likely worst case scenario" at this time. As we identify significant risks related to the Income Fund's Year 2000 compliance or if the Income Fund's Year 2000 compliance program's progress deviates substantially from the anticipated timeline, we will develop appropriate contingency plans.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Condensed Balance Sheets as of September 30, 1998 and December 31, 1997..   F-1
Condensed Statements of Income for the Quarters and Nine Months Ended
 September 30, 1998 and 1997.............................................   F-2
Condensed Statements of Partner's Capital for the Nine Months Ended
 September 30, 1998 and for the Year Ended December 31, 1997.............   F-3
Condensed Statements of Cash Flows for the Nine Months Ended September
 30, 1998 and 1997.......................................................   F-4
Notes to Condensed Financial Statements for the Quarters and Nine Months
 Ended September 30, 1998 and 1997.......................................   F-6
Report of Independent Accountants........................................   F-9
Balance Sheets as of December 31, 1997 and 1996..........................  F-10
Statements of Income for the Years Ended December 31, 1997, 1996 and the
 period February 10, 1995 (date of inception) through year ended December
 31, 1995................................................................  F-11
Statements of Partner's Capital for the Years Ended December 31, 1997,
 1996 and the period February 10, 1995 (date of inception) through year ended December 31, 1995.................................................  F-12
Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and
 the period February 10, 1995 (date of inception) through year ended
 December 31, 1995.......................................................  F-13
Notes to Financial Statements for the Years Ended December 31, 1997, 1996
 and the period February 10, 1995 (date of inception) through year ended
 December 31, 1995.......................................................  F-14
Unaudited Pro Forma Financial Information................................  F-22
Unaudited Pro Forma Balance Sheet as of September 30, 1998...............  F-23
Unaudited Pro Forma Income Statement for the Nine Months Ended September
 30, 1998................................................................  F-24
Unaudited Pro Forma Income Statement for the Year Ended December 31,
 1997....................................................................  F-25
Notes and Management's Assumptions to Unaudited Pro Forma Financial
 Statements..............................................................  F-26

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                            CONDENSED BALANCE SHEETS

                                                    September 30, December 31,
                                                        1998          1997
                                                    ------------- ------------
                      ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $407,185 and
 $140,380..........................................  $22,157,631  $21,311,062
Net investment in direct financing leases..........    6,817,422    6,004,878
Investment in joint venture........................      166,224           --
Cash and cash equivalents..........................    1,866,555    4,143,327
Receivables, less allowance for doubtful accounts
 of $790 in 1998...................................           --       68,000
Prepaid expenses...................................       11,203           --
Organization costs, less accumulated amortization
 of $3,911 and $2,411..............................        6,089        7,589
Accrued rental income..............................      189,143      111,867
Other assets.......................................      212,132      160,532
                                                     -----------  -----------
                                                     $31,426,399  $31,807,255
                                                     ===========  ===========
         LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................  $     2,365  $    10,456
Accrued construction costs payable.................           --    1,108,627
Accrued real estate taxes payable..................       23,500           --
Distributions payable..............................      700,000      510,636
Due to related parties.............................       14,652      118,231
Rents paid in advance..............................       13,008       28,277
Deferred rental income.............................      116,769      184,448
                                                     -----------  -----------
  Total liabilities................................      870,294    1,960,675
                                                     ===========  ===========
Partners' capital..................................   30,556,105   29,846,580
                                                     -----------  -----------
                                                     $31,426,399  $31,807,255
                                                     ===========  ===========


                  See accompanying notes to financial statements.

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                         CONDENSED STATEMENTS OF INCOME

                                     Quarter Ended       Nine Months Ended
                                     September 30,         September 30,
                                  --------------------  ---------------------
                                    1998       1997        1998       1997
                                  ---------  ---------  ----------  ---------
Revenues:
  Rental income from operating
   leases........................ $ 611,530  $ 314,510  $1,758,037  $ 525,308
  Earned income from direct
   financing leases..............   170,108    123,417     470,287    186,153
  Interest and other income......    14,189     32,728     114,967    102,034
                                  ---------  ---------  ----------  ---------
                                    795,827    470,655   2,343,291    813,495
                                  ---------  ---------  ----------  ---------
Expenses:
  General operating and
   administrative................    46,347     32,870     117,608     87,976
  Professional services..........     4,184      5,863      14,164     18,267
  Management fees to related
   parties.......................     7,651      4,707      21,180      9,232
  Real estate taxes..............    23,500         --      23,500         --
  State and other taxes..........        --         --       8,605        424
  Depreciation and amortization..    89,370     44,405     268,305     78,584
                                  ---------  ---------  ----------  ---------
                                    171,052     87,845     453,362    194,483
                                  ---------  ---------  ----------  ---------
Net Income....................... $ 624,775  $ 382,810  $1,889,929  $ 619,012
                                  =========  =========  ==========  =========
Allocation of Net Income:
  General partners............... $    (752) $    (444) $     (678) $    (786)
  Limited partners...............   625,527    383,254   1,890,607    619,798
                                  ---------  ---------  ----------  ---------
                                  $ 624,775  $ 382,810  $1,889,929  $ 619,012
                                  =========  =========  ==========  =========
Net Income Per Limited Partner
 Unit............................ $    0.18  $    0.15  $     0.54  $    0.32
                                  =========  =========  ==========  =========
Weighted Average Number of
 Limited Partner Units
 Outstanding..................... 3,500,000  2,507,828   3,496,435  1,945,482
                                  =========  =========  ==========  =========


                  See accompanying notes to financial statements.

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                   CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                 Nine Months Ended  Year Ended
                                                   September 30,   December 31,
                                                       1998            1997
                                                 ----------------- ------------
General partners:
  Beginning balance.............................    $      (428)   $       993
  Net income....................................           (678)        (1,421)
                                                    -----------    -----------
                                                         (1,106)          (428)
                                                    -----------    -----------
Limited partners:
  Beginning balance.............................     29,847,008      6,995,220
  Contributions.................................        854,241     25,723,944
  Syndication costs.............................        (76,881)    (2,717,452)
  Net income....................................      1,890,607      1,156,181
  Distributions ($0.56 and $0.57 per weighted
   average limited partner unit, respectively)..     (1,957,764)    (1,310,885)
                                                    -----------    -----------
                                                     30,557,211     29,847,008
                                                    -----------    -----------
Total partners' capital.........................    $30,556,105    $29,846,580
                                                    ===========    ===========


                  See accompanying notes to financial statements.

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                        Nine Months Ended
                                                          September 30,
                                                     -------------------------
                                                        1998          1997
                                                     -----------  ------------
Increase (Decrease) in Cash and Cash Equivalents:
  Net Cash Provided by Operating Activities......... $ 2,158,678  $    909,568
                                                     -----------  ------------
  Cash Flows from Investing Activities:
    Additions to land and buildings on operating
     leases.........................................  (2,219,314)  (13,810,648)
    Investment in direct financing leases...........    (876,076)   (5,838,231)
    Investment in joint venture.....................    (166,025)           --
    Increase in other assets........................     (51,600)           --
    Other...........................................          --            80
                                                     -----------  ------------
      Net cash used in investing activities.........  (3,313,015)  (19,648,799)
                                                     -----------  ------------
  Cash Flows from Financing Activities:
    Reimbursement of acquisition and syndication
     costs paid by related parties on behalf of the
     Partnership....................................     (37,135)     (338,567)
    Contributions from limited partners.............     854,241    19,964,832
    Distributions to limited partners...............  (1,768,400)     (476,754)
    Payment of syndication costs....................    (161,141)   (2,037,781)
    Other...........................................     (10,000)      (77,000)
                                                     -----------  ------------
      Net cash provided by (used in) financing
       activities...................................  (1,122,435)   17,034,730
                                                     -----------  ------------
Net Decrease in Cash and Cash Equivalents...........  (2,276,772)   (1,704,501)
Cash and Cash Equivalents at Beginning of Period....   4,143,327     5,371,325
                                                     -----------  ------------
Cash and Cash Equivalents at End of Period.......... $ 1,866,555  $  3,666,824
                                                     ===========  ============


                  See accompanying notes to financial statements.

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF CASH FLOWS--CONTINUED

                                                                Nine Months Ended
                                                                  September 30,
                                                                -----------------
                                                                  1998     1997
                                                                -------- --------
Supplemental Schedule of Non-Cash
  Investing and Financing Activities:
    Related parties paid certain acquisition and syndication
     costs on behalf of the Partnership as follows:
      Acquisition costs........................................ $ 35,864 $125,693
      Syndication costs........................................       --  210,866
                                                                -------- --------
                                                                $ 35,864 $336,559
                                                                ======== ========
    Distributions declared and unpaid at end of period......... $700,000 $379,266
                                                                ======== ========



                  See accompanying notes to financial statements.

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

           Quarters and Nine Months Ended September 30, 1998 and 1997

1. Basis of Presentation

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter and nine months ended September 30, 1998, may not be indicative of the results that may be expected for the year ended December 31, 1998. Amounts as of December 31, 1997, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund XVIII, Ltd. (the "Partnership") for the year ended December 31, 1997.

   Certain items in the prior year's financial statements have been reclassified to conform to 1998 presentation. These reclassifications had no effect on partners' capital or net income.

   In March 1998, the Financial Accounting Standards Board reached a consensus in EITF 97-11, entitled "Accounting for Internal Costs Relating to Real Estate Property Acquisitions." EITF 97-11 provides that internal costs of identifying and acquiring operating Property should be expensed as incurred. Due to the fact that the Partnership does not have an internal acquisitions function and instead, contracts these services from CNL Fund Advisors, Inc., an affiliate of the general partners, EITF 97-11 had no material effect on the Partnership's financial position or results of operations.

   In May 1998, the Financial Accounting Standards Board reached a consensus in EITF 98-9, entitled "Accounting for Contingent Rent in the Interim Financial Periods." Adoption of this consensus did not have a material effect on the Partnership's financial position or results of operations.

2. Investment in Joint Ventures

   In August 1998, the Partnership entered into a joint venture arrangement, Columbus Joint Venture, with affiliates of the general partners, to construct and hold one restaurant property. As of September 30, 1998, the Partnership had contributed $166,025, to purchase land and pay construction costs relating to the joint venture. The Partnership has agreed to contribute approximately $225,811 in additional construction costs to the joint venture. The Partnership will have an approximate 40 percent interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures. The following presents the combined, condensed financial information for the joint venture at:

                                                      September 30, December 31,
                                                          1998          1997
                                                      ------------- ------------
     Land and construction in progress...............   $497,989        $--
     Cash............................................      8,950         --
     Liabilities.....................................     90,650         --
     Partners' capital...............................    416,289         --

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

           Quarters and Nine Months Ended September 30, 1998 and 1997

2. Investment in Joint Ventures--Continued

   The Company did not recognize any income from this joint venture because the property owned by the joint venture was not operational as of September 30, 1998.

3. Related Party Transactions

   During the nine months ended September 30, 1998 and 1997, the Partnership incurred $72,610 and $1,697,011, respectively, in syndication costs due to CNL Securities Corp. for services in connection with selling units of limited partnership interest. During the nine months ended September 30, 1998 and 1997, a substantial portion of these amounts ($67,539 and $1,591,343, respectively) was reallowed to other broker-dealers.

   In addition, during the nine months ended September 30, 1998 and 1997, the Partnership incurred $4,271 and $99,824, respectively, in due diligence expense reimbursement fees due to CNL Securities Corp. These fees equal 0.5% of the limited partner contributions of $854,241 and $19,964,832, received during the nine months ended September 30, 1998 and 1997, respectively. The majority of these fees were reallowed to other broker- dealers for payment of bona fide due diligence expenses.

   Additionally, during the nine months ended September 30, 1998 and 1997, the Partnership incurred $38,441 and $898,417, respectively, in acquisition fees due to CNL Fund Advisors, Inc. for services in finding, negotiating and acquiring properties on behalf of the Partnership. These fees represent 4.5% of the limited partner capital contributions received during the nine months ended September 30, 1998 and 1997, and are included in land and buildings on operating leases, net investment in direct financing leases, investment in joint venture, and other assets.

   In addition, during the nine months ended September 30, 1998 and 1997, the Partnership incurred management fees of $21,180 and $9,232, respectively, due to CNL Fund Advisors, Inc.

   During the nine months ended September 30, 1998 and 1997, certain affiliates of the general partners provided various administrative services to the Partnership, including services related to accounting; financial, tax and regulatory compliance and reporting; lease and loan compliance; limited partners distributions and reporting; due diligence and marketing; and investor relations (including administrative services in connection with selling units of limited partnership interest), on a day-to-day basis. The expenses incurred for these services were classified as follows for the nine months ended September 30:

                                                                1998     1997
                                                               ------- --------
     Syndication costs........................................ $    -- $212,279
     General operating and administrative expenses............  77,601   70,404
                                                               ------- --------
                                                               $77,601 $282,683
                                                               ======= ========

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

           Quarters and Nine Months Ended September 30, 1998 and 1997

3. Related Party Transactions--Continued

   The amounts due to related parties consisted of the following at:

                                                    September 30, December 31,
                                                        1998          1997
                                                    ------------- ------------
   Due to CNL Securities Corp.:
     Commissions...................................    $    --      $ 79,069
     Due diligence expense reimbursement fee.......         --         5,191
                                                       -------      --------
                                                            --        84,260
                                                       -------      --------
   Due to CNL Fund Advisors, Inc.:
     Expenditures incurred on behalf of the
      Partnership..................................     10,220         1,737
     Acquisition fees..............................         --        29,757
     Accounting and administrative services........      2,484         1,921
     Management fees...............................      1,948           556
                                                       -------      --------
                                                        14,652        33,971
                                                       -------      --------
                                                       $14,652      $118,231
                                                       =======      ========

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners
CNL Income Fund XVIII, Ltd.

   We have audited the accompanying balance sheets of CNL Income Fund XVIII, Ltd. (a Florida limited partnership) as of December 31, 1997 and 1996 and the related statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Income Fund XVIII, Ltd. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years ended December 31, 1997 and 1996 and the period February 10, 1995 (date of inception) through December 31, 1995, in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Orlando, Florida
February 4, 1998

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                                 BALANCE SHEETS

                                                             December 31,
                                                        ----------------------
                                                           1997        1996
                                                        ----------- ----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation.............................. $21,311,062 $1,530,768
Net investment in direct financing leases..............   6,004,878         --
Cash and cash equivalents..............................   4,143,327  5,371,325
Receivables............................................      68,000      3,711
Organization costs, less accumulated amortization of
 $2,411 and $411.......................................       7,589      9,589
Accrued rental income..................................     128,225        146
Other assets...........................................     160,532    324,785
                                                        ----------- ----------
                                                        $31,823,613 $7,240,324
                                                        =========== ==========
           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................... $    10,456 $  104,514
Accrued construction costs payable.....................   1,108,627         --
Distributions payable..................................     510,636     55,708
Due to related parties.................................     118,231     83,889
Rents paid in advance..................................      28,277         --
Deferred rental income.................................     200,806         --
                                                        ----------- ----------
  Total liabilities....................................   1,977,033    244,111
Partners' capital......................................  29,846,580  6,996,213
                                                        ----------- ----------
                                                        $31,823,613 $7,240,324
                                                        =========== ==========


                  See accompanying notes to financial statements.

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                              STATEMENTS OF INCOME

                                                                 February 10,
                                                                  1995 (Date
                                                Year Ended       of Inception)
                                               December 31,         through
                                            -------------------  December 31,
                                               1997      1996        1995
                                            ----------  -------  -------------
Revenues:
  Rental income from operating leases...... $  950,316  $ 1,373       $--
  Earned income from direct financing
   leases..................................    340,305       --        --
  Interest and other income................    162,621   30,241        --
                                            ----------  -------       ---
                                             1,453,242   31,614        --
                                            ----------  -------       ---
Expenses:
  General operating and administrative.....    123,708    3,980        --
  Professional services....................     20,429       --        --
  Management fees to related party.........     11,842       12        --
  State and other taxes....................        424       --        --
  Depreciation and amortization............    142,079      712        --
                                            ----------  -------       ---
                                               298,482    4,704        --
                                            ----------  -------       ---
Net Income................................. $1,154,760  $26,910       $--
                                            ==========  =======       ===
Allocation of Net Income:
  General partners......................... $   (1,421) $    (7)      $--
  Limited partners.........................  1,156,181   26,917        --
                                            ----------  -------       ---
                                            $1,154,760  $26,910       $--
                                            ==========  =======       ===
Net Income per Limited Partner Unit........ $     0.51  $  0.05       $--
                                            ==========  =======       ===
Weighted Average Number of Limited Partner
 Units Outstanding.........................  2,279,801  503,436        --
                                            ==========  =======       ===



                  See accompanying notes to financial statements.

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                        STATEMENTS OF PARTNERS' CAPITAL

             Years Ended December 31, 1997 and 1996 and the Period February 10, 1995 (Date of Inception) through December 31, 1995

                              General Partners                        Limited Partners
                         -------------------------- ----------------------------------------------------
                                        Accumulated                             Accumulated  Syndication
                         Contributions   Earnings   Contributions Distributions   Earnings      Costs        Total
                         -------------- ----------- ------------- ------------- ------------ -----------  -----------
Balance, February 10,
 1995 (Date of
 Inception).............     $   --       $    --    $        --   $        --   $       --  $        --  $        --
  Contributions from
   general partners.....      1,000            --             --            --           --           --        1,000
                             ------       -------    -----------   -----------   ----------  -----------  -----------
Balance, December 31,
 1995...................      1,000            --             --            --           --           --        1,000
  Contributions from
   limited partners.....         --            --      8,421,815            --           --           --    8,421,815
  Distributions to
   limited partners
   ($0.11 per limited
   partner unit)........         --            --             --       (57,846)          --           --      (57,846)
  Syndication costs.....         --            --             --            --           --   (1,395,666)  (1,395,666)
  Net income............         --            (7)            --            --       26,917           --       26,910
                             ------       -------    -----------   -----------   ----------  -----------  -----------
Balance, December 31,
 1996...................      1,000            (7)     8,421,815       (57,846)      26,917   (1,395,666)   6,996,213
  Contributions from
   limited partners.....         --            --     25,723,944            --           --           --   25,723,944
  Distributions to
   limited partners
   ($0.57 per limited
   partner unit)........         --            --             --    (1,310,885)          --           --   (1,310,885)
  Syndication costs.....         --            --             --            --           --   (2,717,452)  (2,717,452)
  Net income............         --        (1,421)            --            --    1,156,181           --    1,154,760
                             ------       -------    -----------   -----------   ----------  -----------  -----------
Balance, December 31,
 1997...................     $1,000       $(1,428)   $34,145,759   $(1,368,731)  $1,183,098  $(4,113,118) $29,846,580
                             ======       =======    ===========   ===========   ==========  ===========  ===========



                  See accompanying notes to financial statements.

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                            STATEMENTS OF CASH FLOWS

                                                                        February 10,
                                                                         1995 (Date
                                                                        of Inception)
                                             Year Ended December 31,      through
                                             -------------------------  December 31,
                                                 1997         1996          1995
                                             ------------  -----------  -------------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows From Operating Activities:
 Cash received from tenants................  $  1,353,968  $        --    $     --
 Interest received.........................       161,826       30,241          --
 Cash paid for expenses....................      (154,038)      (3,095)         --
                                             ------------  -----------    --------
  Net cash provided by operating
   activities..............................     1,361,756       27,146          --
                                             ------------  -----------    --------
 Cash Flows From Investing Activities:
 Additions to land and buildings on
  operating leases.........................   (18,581,999)  (1,533,446)         --
 Investment in direct financing leases.....    (5,962,087)          --          --
 Increase in other assets..................            --     (276,848)         --
 Other.....................................           107         (107)        (20)
                                             ------------  -----------    --------
  Net cash used in investing activities....   (24,543,979)  (1,810,401)        (20)
                                             ------------  -----------    --------
 Cash Flows From Financing Activities:
 Reimbursement of acquisition,
  organization and syndication costs paid
  by related parties
  on behalf of the Partnership.............      (396,548)    (497,420)         --
 Contributions from general partners.......            --           --       1,000
 Contributions from limited partners.......    25,723,944    8,498,815          --
 Distributions to limited partners.........      (855,957)      (2,138)         --
 Payment of syndication costs..............    (2,450,214)    (845,657)         --
 Other.....................................       (67,000)          --          --
                                             ------------  -----------    --------
  Net cash provided by financing
   activities..............................    21,954,225    7,153,600       1,000
                                             ------------  -----------    --------
Net Increase (Decrease) in Cash and Cash
 Equivalents...............................    (1,227,998)   5,370,345         980
Cash and Cash Equivalents at Beginning of
 Period....................................     5,371,325          980          --
                                             ------------  -----------    --------
Cash and Cash Equivalents at End of
 Period....................................  $  4,143,327  $ 5,371,325    $    980
                                             ============  ===========    ========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income................................  $  1,154,760  $    26,910    $     --
                                             ------------  -----------    --------
 Adjustments to reconcile net income to
  net cash provided by operating activities:
 Depreciation..............................       140,079          301          --
 Amortization..............................         2,000          411          --
 Increase in receivables...................       (66,771)      (1,227)         --
 Decrease in net investment in direct
  financing leases.........................        28,084           --          --
 Increase in accrued rental income.........      (128,079)        (146)         --
 Increase in accounts payable..............           398           57          --
 Increase in due to related parties,
  excluding acquisition, organization and
  syndication costs paid on behalf of
  the Partnership..........................         2,202          820          --
 Increase in rents paid in advance.........        28,277           --          --
 Increase in deferred rental income........       200,806           --          --
 Other.....................................            --           20          --
                                             ------------  -----------    --------
  Total adjustments........................       206,996          236          --
                                             ------------  -----------    --------
Net Cash Provided by Operating Activities..  $  1,361,756  $    27,146    $     --
                                             ============  ===========    ========
Supplemental Schedule of Non-Cash Investing
 and Financing Activities:
 Related parties paid certain acquisition,
  organization and syndication costs on
  behalf of the Partnership as follows:
 Acquisition costs.........................  $    134,138  $    18,036    $     --
 Organization costs........................            --           --      10,000
 Syndication costs.........................       211,216      285,858     186,174
                                             ------------  -----------    --------
                                             $    345,354  $   303,894    $196,174
                                             ============  ===========    ========
 Distributions declared and unpaid at
  December 31..............................  $    510,636  $    55,708    $     --
                                             ============  ===========    ========

                  See accompanying notes to financial statements.

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                         NOTES TO FINANCIAL STATEMENTS

             Years Ended December 31, 1997 and 1996 and the Period February 10, 1995 (Date of Inception) through December 31, 1995


1. Significant Accounting Policies

   Organization and Nature of Business--CNL Income Fund XVIII, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food, family-style and casual dining restaurant chains. Under the terms of a registration statement filed with the Securities and Exchange Commission, the Partnership is authorized to sell a maximum of 3,500,000 units ($35,000,000) of limited partnership interest. A total of 3,414,576 units ($34,145,759) of limited partnership interest had been sold as of December 31, 1997.

   The Partnership was a development stage enterprise from February 10, 1995 through October 11, 1996. Since operations had not begun, activities through October 11, 1996, were devoted to organization of the Partnership.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using the direct financing or operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (see
  Note 4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals (including rental payments, if any, required during the construction of a property) vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. In contrast, deferred rental income represents the aggregate amount of scheduled rental payments to date (including rental payments due during construction and prior to the property being placed in service) in excess of income recognized on a straight-line basis over the lease term commencing on the date the property is placed in service.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, will be removed from the accounts and gains or losses from sales will be reflected in income. The general partners of the Partnership review

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

             Years Ended December 31, 1997 and 1996 and the Period February 10, 1995 (Date of Inception) through December 31, 1995


1. Significant Accounting Policies--(Continued)

properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to the fair value.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Organization Costs--Organization costs are amortized over five years using the straight-line method upon commencement of operations.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment (Note 5).

   Rents Paid in Advance--Rents paid in advance by lessees for future periods are deferred upon receipt and are recognized as revenues during the period in which the rental income is earned. Rents paid in advance include "interim rent" payments required to be paid under the terms of certain leases for construction properties equal to a pre-determined rate times the amount funded by the Partnership during the period commencing with the effective date of the lease to the date minimum annual rent becomes payable. Once minimum annual rent becomes payable, the "interim rent" payments are amortized and recorded as income either (i) over the lease term so as to produce a constant periodic rate of return for leases accounted for using the direct financing method, or (ii) over the lease term using the straight-line method for leases accounted for using the operating method, whichever is applicable.

   Weighted Average Number of Limited Partner Units Outstanding--Net income and distributions per limited partner unit are calculated based upon the weighted average number of units of limited partnership interest outstanding during the period the Partnership was operational.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

             Years Ended December 31, 1997 and 1996 and the Period February 10, 1995 (Date of Inception) through December 31, 1995


1. Significant Accounting Policies--(Continued)

liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

   Reclassification--Certain items in the prior years' financial statements have been reclassified to conform to 1997 presentation. These reclassifications had no effect on partners' capital or net income.

2. Leases

   The Partnership leases its land and buildings to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the Partnership's leases are classified as operating leases and some of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portions of the majority of the leases are operating leases. The leases have initial terms of 15 to 26 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow the tenants to renew the leases for two to five successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases

   Land and buildings on operating leases consisted of the following at December 31:

                                                           1997         1996
                                                        -----------  ----------
     Land.............................................. $10,812,849  $  852,578
     Building..........................................   9,476,977     659,134
                                                        -----------  ----------
                                                         20,289,826   1,511,712
     Less accumulated depreciation.....................    (140,380)       (301)
                                                        -----------  ----------
                                                         20,149,446   1,511,411
     Construction in progress..........................   1,161,616      19,357
                                                        -----------  ----------
                                                        $21,311,062  $1,530,768
                                                        ===========  ==========

   Generally, the leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1997 and 1996, the Partnership recognized $128,079 and $146, respectively, of such rental income.

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

             Years Ended December 31, 1997 and 1996 and the Period February 10, 1995 (Date of Inception) through December 31, 1995


3. Land and Buildings on Operating Leases--(Continued)

   The following is a schedule of the future minimum lease payments to be received on the noncancellable operating leases at December 31, 1997:

     1998........................................................... $ 1,840,935
     1999...........................................................   1,855,422
     2000...........................................................   1,857,340
     2001...........................................................   1,858,867
     2002...........................................................   1,934,126
     Thereafter.....................................................  23,592,272
                                                                     -----------
                                                                     $32,938,962
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease term. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of tenant's gross sales.

4. Net Investment in Direct Financing Leases

   The following lists the components of the net investment in direct financing leases at December 31:

                                                                 1997      1996
                                                              -----------  ----
     Minimum lease payments receivable....................... $13,241,374  $--
     Estimated residual values...............................   1,773,526   --
     Less unearned income....................................  (9,010,022)  --
                                                              -----------  ----
     Net investment in direct financing leases............... $ 6,004,878  $--
                                                              ===========  ====

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1997:

     1998........................................................... $   677,167
     1999...........................................................     677,167
     2000...........................................................     677,167
     2001...........................................................     677,167
     2002...........................................................     683,170
     Thereafter.....................................................   9,849,536
                                                                     -----------
                                                                     $13,241,374
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (See Note 3).

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

             Years Ended December 31, 1997 and 1996 and the Period February 10, 1995 (Date of Inception) through December 31, 1995


5. Syndication Costs

   Syndication costs consisting of legal fees, commissions, the due diligence expense reimbursement fee, printing and other expenses incurred in connection with the offering totaled $2,717,452 and $1,395,666 for the years ended December 31, 1997 and 1996, respectively. These offering expenses were charged to the limited partners' capital accounts to reflect the net capital proceeds of the offering. All organizational and offering expenses, as defined in the Partnership's prospectus, which exceed three percent of the total gross proceeds received from the sale of units of the Partnership will be paid or reimbursed by the general partners and will not be the responsibility of the Partnership.

6. Allocations and Distributions

   Generally, distributions of net cash flow, as defined in the limited partnership agreement of the Partnership, are made 95 percent to the limited partners and five percent to the general partners; provided, however, that for any particular year, the five percent of net cash flow to be distributed to the general partners will be subordinated to receipt by the limited partners in that year of an eight percent noncumulative, noncompounded return on their aggregate invested capital contributions (the "Limited Partners' 8% Return").

   Generally, net income (determined without regard to any depreciation and amortization deductions and gains and losses from the sale of properties) is allocated between the limited partners and the general partners first, in an amount not to exceed the net cash flow distributed to the partners attributable to such year in the same proportions as such net cash flow is distributed; and thereafter, 99 percent to the limited partners and one percent to the general partners. All deductions for depreciation and amortization are allocated 99 percent to the limited partners and one percent to the general partners.

   Net sales proceeds from the sale of a property generally will be distributed first to the limited partners in an amount sufficient to provide them with the return of their invested capital contributions, plus their cumulative Limited Partners' 8% Return. The general partners will then receive a return of their capital contributions and, to the extent previously subordinated and unpaid, a five percent interest in all net cash flow distributions. Any remaining net sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners.

   Any gain from the sale of a property will be, in general, allocated in the same manner as net sales proceeds are distributable. Any loss will be allocated first, on a pro rata basis to the partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   During the years ended December 31, 1997 and 1996, the Partnership declared distributions to the limited partners of $1,310,885 and $57,846. No distributions have been made to the general partners to date.

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

             Years Ended December 31, 1997 and 1996 and the Period February 10, 1995 (Date of Inception) through December 31, 1995


7. Income Taxes

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31, 1997 and 1996 and the period February 10, 1995 (date of inception) through December 31, 1995:

                                                         1997      1996    1995
                                                      ----------  -------  ----
     Net income for financial reporting purposes..... $1,154,760  $26,910  $--
     Depreciation for tax reporting purposes in
      excess of depreciation for financial reporting
      purposes.......................................    (45,009)    (386)  --
     Direct financing leases recorded as operating
      leases for tax reporting purposes..............     28,084       --    --
     Capitalization of administrative expenses for
      tax reporting purposes.........................        --     3,662
     Accrued rental income...........................   (128,079)    (146)  --
     Deferred rental income..........................    281,415      --
     Rents paid in advance...........................     28,277      --    --
     Amortization for financial reporting purposes
      (less than) in excess of amortization for tax
      reporting purposes.............................       (732)     183   --
     Other...........................................         34      --    --
                                                      ----------  -------  ----
     Net income for federal income tax purposes...... $1,318,750  $30,223  $--
                                                      ==========  =======  ====

8. Related Party Transactions

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the parent company of CNL Securities Corp. and CNL Fund Advisors, Inc. James M. Seneff, Jr. is director and chief executive officer of CNL Securities Corp. and is director, chairman of the board of directors and chief executive officer of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, is director and president of CNL Securities Corp., is director, vice chairman of the board of directors and treasurer of CNL Fund Advisors, Inc. and served as president of CNL Fund Advisors, Inc through October 1997.

   CNL Securities Corp. is entitled to receive selling commissions amounting to 8.5% of the total amount raised from the sale of units of limited partnership interest for services in connection with the formation of the Partnership and the offering of units, a substantial portion of which is paid as commissions to other broker-dealers. For the years ended December 31, 1997 and 1996, the Partnership incurred $2,186,535 and $715,854, respectively, as syndication costs for such fees, of which $2,050,986 and $673,534, respectively, was or will be reallowed to other broker-dealers.

   In addition, CNL Securities Corp. is entitled to receive a due diligence expense reimbursement fee equal to 0.5% of the total amount raised from the sale of units of limited partnership interest, a portion of which may be reallowed to other broker-dealers and from which all due diligence expenses will be paid. For the years ended December 31, 1997 and 1996, the Partnership incurred $128,620 and $42,109, respectively, of such fees. The majority of these fees were reallowed to other broker-dealers for payment of bona fide due diligence expenses.

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

             Years Ended December 31, 1997 and 1996 and the Period February 10, 1995 (Date of Inception) through December 31, 1995


8. Related Party Transactions--(Continued)

   CNL Fund Advisors, Inc. is entitled to receive acquisition fees for services in finding, negotiating and acquiring properties on behalf of the Partnership equal to 4.5% of the total amount raised from the sale of units of limited partnership interest. For the years ended December 31, 1997 and 1996, the Partnership incurred $1,157,577 and $378,982, respectively, of such fees. Such fees are included in land and buildings, net investment in direct financing leases and other assets.

   The Partnership and CNL Fund Advisors, Inc. have entered into a management agreement pursuant to which CNL Fund Advisors, Inc. receives annual management fees of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures. The management fee, which will not exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of CNL Fund Advisors, Inc. All or any portion of the management fee not taken as to any fiscal year shall be deferred without interest and may be taken in such other fiscal year as CNL Fund Advisors, Inc. shall determine. For the years ended December 31, 1997 and 1996, the Partnership incurred $11,842 and $12, respectively, for such management fees.

   During the years ended December 31, 1997 and 1996, and the period February 10, 1995 (date of inception) through December 31, 1995, CNL Fund Advisors, Inc. and its affiliates provided accounting and administrative services to the Partnership (including accounting and administrative services in connection with the offering of units) on a day-to-day basis. For the years ended December 31, 1997 and 1996, and the period February 10, 1995 (date of inception) through December 31, 1995, the expenses incurred for these services were classified as follows:

                                                        1997     1996    1995
                                                      -------- -------- -------
   Syndication costs................................. $212,279 $106,887 $37,586
   General operating and administrative expenses.....   98,207    2,980     --
                                                      -------- -------- -------
                                                      $310,486 $109,867 $37,586
                                                      ======== ======== =======

   The due to related parties consisted of the following at December 31:

                                                                 1997    1996
                                                               -------- -------
   Due to CNL Securities Corp.:
    Commissions..............................................   $79,069 $44,186
    Marketing support and due diligence expense reimbursement
     fee.....................................................     5,191   2,599
                                                               -------- -------
                                                                 84,260  46,785
                                                               -------- -------
   Due to CNL Fund Advisors, Inc. and its affiliates:
    Expenditures incurred on behalf of the Partnership.......     1,737   2,788
    Acquisition fees.........................................    29,757  23,392
    Accounting and administrative services...................     1,921  10,912
    Management fees..........................................       556      12
                                                               -------- -------
                                                                 33,971  37,104
                                                               -------- -------
                                                               $118,231 $83,889
                                                               ======== =======

                          CNL INCOME FUND XVIII, LTD.
                        (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

             Years Ended December 31, 1997 and 1996 and the Period February 10, 1995 (Date of Inception) through December 31, 1995

9. Concentration of Credit Risk

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income for at least one of the periods ended:

                                                                    February 10,
                                                                        1995
                                                                      (Date of
                                                                     Inception)
                                                                      through
                                          December 31, December 31, December 31,
                                              1997         1996         1995
                                          ------------ ------------ ------------
     Golden Corral Corp..................   $241,395      $  --         $--
     Foodmaker, Inc......................    240,261         --          --
     Tiffany, L.L.C......................    154,153         --          --
     IHOP Properties, Inc................    152,343         --          --
     Platinum Rotisserie, L.L.C..........    133,591         --          --
     Carrols Corporation.................    100,312       1,373         --

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income for at least one of the periods ended:

                                                                    February 10,
                                                                        1995
                                                                      (Date of
                                                                     Inception)
                                                                      through
                                          December 31, December 31, December 31,
                                              1997         1996         1995
                                          ------------ ------------ ------------
     Golden Corral.......................   $395,548      $  --         $--
     Jack in the Box.....................    240,261         --          --
     Boston Market.......................    231,489         --          --
     IHOP................................    152,343         --          --
     Burger King.........................    100,312       1,373         --

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership. However, the general partners believe that the risk of such a default is reduced due to the essential or important nature of these properties for the ongoing operations of the lessees.

10. Subsequent Events

   During the period January 1, 1997 through February 4, 1998, the Partnership received capital contributions for an additional 74,408 units ($744,077) of limited partnership interest.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to the Company gives effect to the Acquisition, and is based on estimates and assumptions set for the below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company, the historical combined financial information of CNL Income Fund XVIII, Ltd., (the "CNL Income Fund"), the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on September 30, 1998; the pro forma consolidated statements of earnings assume that the
Property Acquisitions (as defined on page   ) and the Acquisition occurred on
January 1, 1997.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.




   See accompanying notes and management's assumptions to unaudited pro forma financial statements.

                       CNL AMERICAN PROPERTIES FUND, INC.

                       UNAUDITED PRO FORMA BALANCE SHEET

                               September 30, 1998

                                                        Historical
                    -----------------------------------------------------------------------------------
                                     CNL Income               CNL Financial  CNL Financial   Combined
                        APF       Fund XVIII, Ltd.  Advisor   Services, Inc.     Corp.      Portfolios
                    ------------  ---------------- ---------- -------------- ------------- ------------
Assets:
Land and buildings
 on operating
 leases, net......  $298,967,972    $22,157,631    $        0   $        0   $          0  $321,125,603

Net investment in
 direct financing
 leases...........   117,028,760      6,817,422             0            0              0   123,846,182
Mortgages and
 notes
 receivable.......    33,523,506              0             0            0    173,776,981   207,300,487
Other
 investments......    16,200,316              0       200,000            0      6,561,628    22,961,944
Investment in
 joint ventures...       631,374        166,224             0            0              0       797,598
Cash and cash
 equivalents......    90,674,289      1,866,555       283,300      599,997      5,098,033    98,522,174


Receivables.......       575,104              0     7,544,985    6,824,632        517,471    15,462,192
Accrued rental
 income...........     3,071,451        189,143             0            0              0     3,260,594
Other assets......     5,711,195        229,424       401,524      295,570      3,854,477    10,492,190

                    ------------    -----------    ----------   ----------   ------------  ------------
  Total assets....  $566,383,967    $31,426,399    $8,429,809   $7,720,199   $189,808,590  $803,768,964
                    ============    ===========    ==========   ==========   ============  ============

Liabilities &
 Equity:
Accounts payable
 and accrued
 liabilities......  $    379,496    $    25,865    $  449,751   $  193,949   $  1,236,138  $  2,285,199
Accrued
 construction
 costs payable....     3,045,304              0             0            0              0     3,045,304
Distributions
 payable..........             0        700,000     2,220,000            0              0     2,920,000
Due to related
 parties..........     2,552,411         14,652             0    1,452,512      6,556,920    10,576,495
Income tax
 payable..........             0              0     1,989,003            0      1,001,861     2,990,864
Line of credit....     6,765,575              0             0            0              0     6,765,575
Notes payable.....             0              0       390,398       28,462    175,528,203   175,947,063
Deferred income...     1,015,758        116,769             0            0              0     1,132,527
Rents paid in
 advance..........       437,497         13,008             0            0              0       450,505
Minority
 interest.........       282,544              0             0            0              0       282,544
Common stock......       621,187              0         9,800        2,000            200       633,187
Additional paid in
 capital..........   556,830,578              0       482,964    5,231,827      3,887,496   566,432,865
Accumulated
 distributions in
 excess of net
 earnings.........    (5,546,383)             0     2,887,893      811,449      1,597,772      (249,269)

Partners capital..             0     30,556,105             0            0              0    30,556,105
                    ------------    -----------    ----------   ----------   ------------  ------------
  Total
   liabilities and
   equity.........  $566,383,967    $31,426,399    $8,429,809   $7,720,199   $189,808,590  $803,768,964
                    ============    ===========    ==========   ==========   ============  ============
                            Pro Forma
                    ------------------------------
                    Adjustments       Pro Forma
                    ---------------- -------------
Assets:
Land and buildings
 on operating
 leases, net......  $  3,521,698 (1)
                      26,052,741 (2) $350,700,042
Net investment in
 direct financing
 leases...........     1,078,830 (1)  124,925,012
Mortgages and
 notes
 receivable.......       849,195 (2)  208,149,682
Other
 investments......            --       22,961,944
Investment in
 joint ventures...        25,943 (1)      823,541
Cash and cash
 equivalents......      (390,024)(1)
                      (8,933,000)(1)
                     (26,901,936)(2)   62,297,214
Receivables.......    (7,864,031)(3)    7,598,161
Accrued rental
 income...........      (189,143)(1)    3,071,451
Other assets......    41,815,587 (1)
                      (3,884,257)(1)   48,423,520
                    ---------------- -------------
  Total assets....  $ 25,181,603     $828,950,567
                    ================ =============

Liabilities &
 Equity:
Accounts payable
 and accrued
 liabilities......  $         --     $  2,285,199
Accrued
 construction
 costs payable....            --        3,045,304
Distributions
 payable..........            --        2,920,000
Due to related
 parties..........    (7,864,031)(3)    2,712,464
Income tax
 payable..........    (2,990,864)(4)            0
Line of credit....            --        6,765,575
Notes payable.....            --      175,947,063
Deferred income...      (116,769)(1)    1,015,758
Rents paid in
 advance..........            --          450,505
Minority
 interest.........            --          282,544
Common stock......       143,601 (1)      776,788
Additional paid in
 capital..........   145,843,576 (1)  712,276,441
Accumulated
 distributions in
 excess of net
 earnings.........   (82,268,669)(1)
                       2,990,864 (4)  (79,527,074)
Partners capital..   (30,556,105)(1)            0
                    ---------------- -------------
  Total
   liabilities and
   equity.........  $ 25,181,603     $828,950,567
                    ================ =============

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                               September 30, 1998

                                                        Historical
                     ----------------------------------------------------------------------------------
                                     CNL Income                CNL Financial  CNL Financial  Combined
                         APF      Fund XVIII, Ltd.   Advisor   Services, Inc.     Corp.     Portfolios
                     -----------  ---------------- ----------- -------------- ------------- -----------
Revenues:
 Rental and earned
  income...........  $22,947,199     $2,228,324    $         0   $        0    $         0  $25,175,523

 Fees..............            0              0     21,405,127    5,115,549          6,817   26,527,493

 Interest and other
  income...........    6,117,911        114,967            751      432,506     18,031,141   24,697,276
                     -----------     ----------    -----------   ----------    -----------  -----------
   Total revenue...   29,065,110      2,343,291     21,405,878    5,548,055     18,037,958   76,400,292
Expenses:
 General and
  administrative...    1,539,004        155,272      6,701,115    4,107,311      2,597,171   15,099,873


 Advisory fees.....    1,248,393         21,180              0            0      1,026,231    2,295,804
 Fees to Restaurant
  Financial
  Services Group...            0              0        256,456    1,569,202              0    1,825,658
 Interest..........            0              0        105,668        3,534     14,230,999   14,340,201
 State taxes.......      397,569          8,605         15,226       18,564        201,616      641,580
 Depreciation--
  other............            0              0         75,607       55,056              0      130,663
 Depreciation--
  property.........    2,684,924        266,805              0            0              0    2,951,729
 Amortization......        8,096          1,500         55,932          138        945,299    1,010,965
                     -----------     ----------    -----------   ----------    -----------  -----------
   Total operating
    expenses.......    5,877,986        453,362      7,210,004    5,753,805     19,001,316   38,296,473
                     -----------     ----------    -----------   ----------    -----------  -----------
Operating earnings
 (losses)..........   23,187,124      1,889,929     14,195,874     (205,750)      (963,358)  38,103,819
 Equity in earnings
  of joint
  ventures/minority
  interest.........      (23,271)             0              0       12,452              0      (10,819)
 Gain on
  securitization...            0              0              0            0      3,018,268    3,018,268
                     -----------     ----------    -----------   ----------    -----------  -----------
Net earnings
 (losses) before
 income taxes......   23,163,853      1,889,929     14,195,874     (193,298)     2,054,910   41,111,268
 Provision (credit)
  for federal
  income taxes.....            0              0      5,607,415      (81,229)       789,895    6,316,081
                     -----------     ----------    -----------   ----------    -----------  -----------
Net income.........  $23,163,853     $1,889,929    $ 8,588,459   $ (112,069)   $ 1,265,015  $34,795,187
                     ===========     ==========    ===========   ==========    ===========  ===========
Earnings per
 share.............  $      0.49
                     ===========
Shares outstanding:
 Weighted average..   47,633,909
                     ===========
 End of period.....   62,118,679
                     ===========
                            Pro Forma
                     -------------------------------
                     Adjustments       Pro Forma
                     ---------------- --------------
Revenues:
 Rental and earned
  income...........  $  9,747,393 (a)
                             (326)(b) $34,922,590
 Fees..............   (21,396,113)(c)
                       (2,875,906)(d)   2,255,474
 Interest and other
  income...........     1,526,547 (e)  26,223,823
                     ---------------- --------------
   Total revenue...   (12,998,405)     63,401,887
Expenses:
 General and
  administrative...    (1,306,230)(f)
                       (1,415,100)(g)
                          (36,629)(h)  12,341,914
 Advisory fees.....    (2,295,804)(i)           0
 Fees to Restaurant
  Financial
  Services Group...    (1,825,658)(n)           0
 Interest..........       (68,670)(m)  14,271,531
 State taxes.......        44,873 (j)     686,453
 Depreciation--
  other............            --         130,663
 Depreciation--
  property.........     1,453,419(k)    4,405,148
 Amortization......     1,568,085(l)    2,579,050
                     ---------------- --------------
   Total operating
    expenses.......    (3,881,714)     34,414,759
                     ---------------- --------------
Operating earnings
 (losses)..........    (9,116,691)     28,987,128
 Equity in earnings
  of joint
  ventures/minority
  interest.........            --         (10,819)
 Gain on
  securitization...            --       3,018,268
                     ---------------- --------------
Net earnings
 (losses) before
 income taxes......    (9,116,691)     31,994,577
 Provision (credit)
  for federal
  income taxes.....    (6,316,081)(o)           0
                     ---------------- --------------
Net income.........  $ (2,800,610)    $31,994,577
                     ================ ==============
Earnings per
 share.............                   $      0.44
                                      ==============
Shares outstanding:
 Weighted average..                    72,989,400(p)
                                      ==============
 End of period.....                    77,678,825
                                      ==============

                       CNL AMERICAN PROPERTIES FUND, INC.

                      UNAUDITED PRO FORMA INCOME STATEMENT

                      For the year ended December 31, 1997

                                                       Historical
                    ---------------------------------------------------------------------------------
                                    CNL Income               CNL Financial  CNL Financial  Combined
                        APF      Fund XVIII, Ltd.  Advisor   Services, Inc.     Corp.     Portfolios
                    -----------  ---------------- ---------- -------------- ------------- -----------
Revenues:
 Rental and earned
 income...........  $15,490,615     $1,290,621    $        0   $        0    $         0  $16,781,236

 Fees.............            0              0     8,310,836    5,965,110         73,704   14,349,650

 Interest and
 other income.....    3,967,318        162,621       165,569            0     10,932,843   15,228,351
                    -----------     ----------    ----------   ----------    -----------  -----------
  Total revenue...   19,457,933      1,453,242     8,476,405    5,965,110     11,006,547   46,359,237
Expenses:
 General and
 administrative...    1,010,725        144,137     4,266,169    1,889,904        828,848    8,139,783


 Advisory fees....      804,879         11,842             0            0      1,802,532    2,619,253
 Fees to
 Restaurant
 Financial
 Services Group               0              0       151,041      594,041              0      745,082
 Interest.........            0              0       162,153      183,315      8,320,000    8,665,468
 State taxes......      251,358            424        12,084        1,294          1,600      266,760
 Depreciation--
 other............            0              0        48,490       14,637              0       63,127
 Depreciation--
 property.........    1,784,269        140,079             0            0              0    1,924,348
 Amortization.....       10,793          2,000        18,093       61,324        916,577    1,008,787
                    -----------     ----------    ----------   ----------    -----------  -----------
  Total operating
  expenses........    3,862,024        298,482     4,658,030    2,744,515     11,869,557   23,432,608
                    -----------     ----------    ----------   ----------    -----------  -----------
Operating earnings
 (losses).........   15,595,909      1,154,760     3,818,375    3,220,595       (863,010)  22,926,629
 Equity in
 earnings of joint
 ventures/minority
 interest.........      (31,453)             0             0     (126,627)             0     (158,080)
                    -----------     ----------    ----------   ----------    -----------  -----------
Net earnings
 before income
 taxes............   15,564,456      1,154,760     3,818,375    3,093,968       (863,010)  22,768,549
 Provision
 (credit) for
 federal income
 taxes............            0              0     1,508,258    1,272,133       (317,785)   2,462,606
                    -----------     ----------    ----------   ----------    -----------  -----------
Net earnings
 (losses).........  $15,564,456     $1,154,760    $2,310,117   $1,821,835    $  (545,225) $20,305,943
                    ===========     ==========    ==========   ==========    ===========  ===========
Earnings per
 share............  $      0.66
                    ===========
Shares
outstanding:
 Weighted
 average..........   23,423,868
                    ===========
 End of period....   36,192,971
                    ===========
                            Pro Forma
                    ------------------------------- -----------
                    Adjustments       Pro Forma
                    --------------- --------------- ---
Revenues:
 Rental and earned
 income...........  $25,281,493 (a)
                        (25,739)(b) $   42,036,990
 Fees.............   (9,529,378)(c)
                     (2,662,141)(d)      2,158,131
 Interest and
 other income.....      249,395 (e)     15,477,746
                    --------------- --------------- ---
  Total revenue...   13,313,630         59,672,867
Expenses:
 General and
 administrative...     (732,620)(f)
                     (1,619,238)(g)
                        (42,003)(h)      5,745,922
 Advisory fees....   (2,619,253)(i)              0
 Fees to
 Restaurant
 Financial
 Services Group        (745,082)(n)              0
 Interest.........      (81,594)(m)      8,583,874
 State taxes......       18,376 (j)        285,136
 Depreciation--
 other............           --             63,127
 Depreciation--
 property.........    3,220,794 (k)      5,145,142
 Amortization.....    2,090,779 (l)      3,099,566
                    --------------- --------------- ---
  Total operating
  expenses........     (509,841)        22,922,767
                    --------------- --------------- ---
Operating earnings
 (losses).........   13,823,471         36,750,100
 Equity in
 earnings of joint
 ventures/minority
 interest.........           --           (158,080)
                    --------------- --------------- ---
Net earnings
 before income
 taxes............   13,823,471         36,592,020
 Provision
 (credit) for
 federal income
 taxes............   (2,462,606)(o)              0
                    --------------- --------------- ---
Net earnings
 (losses).........  $16,286,077     $   36,592,020
                    =============== =============== ===
Earnings per
 share............                  $         0.50
                                    =============== ===
Shares
outstanding:
 Weighted
 average..........                  73,661,356 (p)
                                    =============== ===
 End of period....                      73,661,356
                                    =============== ===

                       CNL AMERICAN PROPERTIES FUND, INC.

                Notes and Management's Assumptions to Unaudited
                         Pro Forma Financial Statements


1. Basis of Presentation

   The Pro Forma Balance Sheet as of September 30, 1998 reflects the transactions of the acquisition of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group (the "Acquisition Proposal") as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the nine months ended September 30, 1998, and for the year ended December 31, 1997, have been prepared to reflect a) the issuance of additional shares and the property acquisitions completed from January 1, 1997 through November 30, 1998 ("Offering and Property Transactions") and b) the transactions of the Acquisition Proposal as set forth in this Proxy Statement. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of the Company and the historical combined financial information of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group and should be read in conjunction with the selected historical financial data and accompanying notes of the Company, the CNL Income Fund, Advisor and the CNL Restaurant Financial Services Group. The Pro Forma Balance Sheet was prepared as if the Offering and Property Transactions and the Acquisition Proposal occurred on September 30, 1998. The Pro Forma Statements of Earnings were prepared as if the Property Acquisitions and the Acquisition Proposal occurred as of January 1, 1997. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the Offering and Acquisition Transaction and the Acquisition Proposal had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the Acquisition Proposal have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2. Method of Accounting

   The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group will be accounted for under the purchase accounting method. The Company will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the Company will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an operating expense on the Company's consolidated statements of earnings, but the Company will not deduct this expense for purposes of calculating funds from operations due to the non-recurring and non-cash nature of the expense.

   All significant intercompany balances and transactions between the Company, CNL Income Fund, Advisor and CNL Restaurant Financial Services Group have been eliminated in the pro forma financial statements.

3. Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of September 30, 1998, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at an annual meeting of stockholders, the stockholders of the Company approved an amendment to increase the number of authorized shares to an amount necessary to enable the Company to issue the shares for the Acquisition.

     (1) Represents the payment of $390,024 in cash and the issuance of 15,560,146 common shares in consideration for the purchase of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group at September 30, 1998 at a share price of $10 plus estimated transaction costs.

                       CNL AMERICAN PROPERTIES FUND, INC.

                Notes and Management's Assumptions to Unaudited
                  Pro Forma Financial Statements--(Continued)


3. Adjustments to Pro Forma Balance Sheet--(Continued)

     The acquisition of the CNL Income Fund and the CNL Restaurant Financial Services Group has been accounted for under the purchase accounting method and goodwill was recognized to the extent that the consideration paid exceeded the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, the consideration paid in excess of the fair value of the net tangible assets received has been accounted for as costs incurred in acquiring the Advisor from a related party because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16 "Business Combinations." Upon consummation of the Acquisition, this expense will be recorded as an operating expense on the Company's statement of earnings. The Company will not deduct this expense for purposes of calculating funds from operations due to the nonrecurring and non-cash nature of the expense. As of September 30, 1998, $249,403 of transaction costs had been incurred by the Company.

     CNL Income Fund.............................................. $ 32,991,488
     Advisor......................................................   76,000,000
     CNL Restaurant Financial Services Group......................   47,000,000
                                                                   ------------
       Total Purchase Price (cash and shares).....................  155,991,488
     Less cash paid to CNL Income Fund............................     (390,024)
                                                                   ------------
       Share consideration........................................  155,601,464
     Transaction costs of the Company.............................    8,933,000
                                                                   ------------
       Total costs incurred....................................... $164,534,464
                                                                   ============

     In addition, the Company i) used $8,933,000 in cash to pay the transaction costs related to the Acquisition, ii) made an upward adjustment to the CNL Income Fund carrying value of land and building on operating leases by $3,521,698, net investment in direct financing leases by $1,078,830, investment in joint venture by $25,943, made downward adjustments to the carrying value of accrued rental income of $189,143, made downward adjustments to other assets of $3,884,257 and made downward adjustments to deferred income of $116,769 to adjust historical values to fair value, iii) recorded goodwill of $41,815,587 for the acquisition of the CNL Restaurant Financial Services Group, iv) reduced retained earnings by $76,971,555 for the excess consideration paid over the net assets of the Advisor and removed the historical common stock balance of $12,000, additional paid in capital balance of $9,602,287, retained earnings balance of $5,297,114 and partners capital balance of $30,556,105 of the CNL Income Fund, Advisor and CNL Restaurant Financial Services Group.

     (2) Represents the use of $26,901,936 in cash and cash equivalents at September 30, 1998 to acquire $26,052,741 in properties and issue $849,195 in mortgage notes which occurred from October 1, 1998 through November 30, 1998.

     (3) Represents the elimination by the CNL Income Fund of $14,652 in related party payables recorded as receivables by the Advisor, the elimination by the CNL Restaurant Financial Services Group of $6,641,379 in related party payables recorded as receivables by CNL Restaurant Financial Services Group and the elimination by the Company of $1,208,000 in related party payables recorded as receivables by the Advisor.

     (4) Represents the elimination of income taxes payable of $2,990,864 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

                       CNL AMERICAN PROPERTIES FUND, INC.

                Notes and Management's Assumptions to Unaudited
                  Pro Forma Financial Statements--(Continued)

4. Adjustments to Pro Forma Income Statements

  (I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the nine months ended September 30, 1998, as if the Acquisition was consummated as of January 1, 1997.

    (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and 2) properties that were developed by the Company from January 1, 1998 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

         Rental and earned income on Property Transactions by the
          Company.................................................. $9,635,208
         Rental and earned income on Property Transactions by the
          CNL Income Fund..........................................    112,185
                                                                    ----------
                                                                    $9,747,393
                                                                    ==========

    (b) Represents $(326) in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.

    (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

         Origination fees........................................ $ (1,569,202)
         Secured equipment lease fee.............................      (44,426)
         Advisory fees...........................................   (1,743,563)
         Reimbursement of administrative costs...................     (292,113)
         Acquisition fees........................................  (15,757,119)
         Underwriting fees.......................................     (254,945)
         Administrative fees.....................................     (148,491)
         Executive fee...........................................     (310,000)
         Guarantee fees..........................................      (93,750)
         Servicing fee...........................................   (1,014,117)
         Development fees........................................     (166,876)
         Consulting fee..........................................       (1,511)
                                                                  ------------
           Total................................................. $(21,396,113)
                                                                  ============

    (d) Represents the deferral of $2,875,906 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

    (e) Represents interest income of $1,318,870 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the amortization of $207,677 of deferred origination fees collected during the year ended December 31, 1997 and during the nine months ended September 30, 1998, which were capitalized and deferred in (d) above as if they had been collected on January 1, 1997. These deferred fees are being amortized and recorded as interest income.

                       CNL AMERICAN PROPERTIES FUND, INC.

                Notes and Management's Assumptions to Unaudited
                  Pro Forma Financial Statements--(Continued)


4. Adjustments to Pro Forma Income Statements--(Continued)

  (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

       Reimbursement of administrative costs...................... $  (292,113)
       Servicing fee..............................................  (1,014,117)
                                                                   -----------
                                                                   $(1,306,230)
                                                                   ===========

  (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and 2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

       General and administrative costs........................... $(1,415,100)

  (h) Represents savings of $36,629 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

  (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services
      Group:

       Advisory fees............................................... $(1,743,563)
       Administrative fees.........................................    (148,491)
       Executive fee...............................................    (310,000)
       Guarantee fees..............................................     (93,750)
                                                                    -----------
                                                                    $(2,295,804)
                                                                    ===========

  (j) Represents additional income taxes of $44,873 resulting from assuming that acquisitions from January 1, 1998 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.

  (k) Represents an increase in depreciation of the building portion of the properties acquired from January 1, 1998 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

       Depreciation expense.......................................... $1,453,419

  (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (2):

       Amortization of goodwill..................................... $1,568,085

  (m) Represents elimination of interest expense recorded for the amortization of $350,000 in arrangement fees collected during the year ended December 31, 1997 which were eliminated in II (d) below.

       Interest expense............................................... $(68,670)

                       CNL AMERICAN PROPERTIES FUND, INC.

                Notes and Management's Assumptions to Unaudited
                  Pro Forma Financial Statements--(Continued)

4. Adjustments to Pro Forma Income Statements--(Continued)
    (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

              Origination fees........................ $(1,569,202)
              Underwriting fees.......................    (254,945)
              Consulting fee..........................      (1,511)
                                                       -----------
                                                       $(1,825,658)
                                                       ===========

    (o) Represents the elimination of $6,316,081 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (p) Common shares issued during the period were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

  (II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1997, as if the
  Acquisition was consummated as of January 1, 1997.

    (a) Represents rental and earned income as if 1) properties that had been previously constructed and acquired from January 1, 1998 through November 30, 1998 had been acquired and leased on January 1, 1997 and
      2) properties that were developed by the Company from January 1, 1997 through November 30, 1998 had been placed in service on May 1, 1997 (assumes a four month development period).

              Rental and earned income on Property
               Transactions by the Company............. $24,048,982
              Rental and earned income on Property
               Transactions by the CNL Income Fund.....   1,232,511
                                                        -----------
                                                        $25,281,493
                                                        ===========

    (b) Represents $(25,739) in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the CNL Income Fund as if the leases had been acquired on January 1, 1997.

    (c) Represents the elimination of intercompany fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

              Origination fees........................ $  (594,041)
              Secured equipment lease fee.............    (375,219)
              Advisory fees...........................  (1,787,522)
              Reimbursement of administrative costs...    (133,632)
              Acquisition fees........................  (4,337,634)
              Underwriting fees.......................    (151,041)
              Administrative fees.....................    (269,231)
              Executive fee...........................    (250,000)
              Guarantee fees..........................    (312,500)
              Arrangement fees........................    (350,000)
              Servicing fee...........................    (598,988)
              Development fees........................    (369,570)
                                                       -----------
                Total................................. $(9,529,378)
                                                       ===========

                       CNL AMERICAN PROPERTIES FUND, INC.

                Notes and Management's Assumptions to Unaudited
                  Pro Forma Financial Statements--(Continued)

4. Adjustments to Pro Forma Income Statements--(Continued)

    (d) Represents the deferral of $2,662,141 in origination fees collected by CNL Restaurant Financial Services Group that should be amortized over the term of the loans originated (20 years) in accordance with the Statement of Financial Accounting Standards #91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

    (e) Represents the elimination of interest income of $1,931,331 earned during the year ended December 31, 1997 assuming all monies raised during 1997 and all cash held on January 1, 1997 was used to effect the Acquisition on January 1, 1997, represents interest income of $2,047,619 earned from Other Investments acquired and mortgage notes issued from January 1, 1998 through November 30, 1998 as if this had occurred on January 1, 1997 and the recognition of $133,107 of origination fees collected during the year ended December 31, 1997 which were deferred in (d) and are being amortized and recorded as interest income.

    (f) Represents the elimination of intercompany expenses paid between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group.

         Reimbursement of administrative costs...................... $(133,632)
         Servicing fee..............................................  (598,988)
                                                                     ---------
                                                                     $(732,620)
                                                                     =========

    (g) Represents capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if 1) costs relating to properties developed by the Company were subject to capitalization during the entire period and
      2) costs relating to properties not developed by the Company were subject to capitalization up through the time that EITF 97-11 became effective.

         General and administrative costs......................... $(1,619,238)

    (h) Represents savings of $42,003 in professional services and administrative expenses resulting from reporting on one combined Company versus 22 separate entities.

    (i) Represents the elimination of advisory fees between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

         Advisory fees............................................. $(1,787,522)
         Administrative fees.......................................    (269,231)
         Executive fee.............................................    (250,000)
         Guarantee fees............................................    (312,500)
                                                                    -----------
                                                                    $(2,619,253)
                                                                    ===========

    (j) Represents additional income taxes of $18,376 resulting from assuming that acquisitions from January 1, 1997 through November 30, 1998 had been acquired on January 1, 1997 and assuming that the CNL Income Fund had operated under a REIT structure.

    (k) Represents increase in depreciation of the building portion of the properties acquired from January 1, 1997 through November 30, 1998 as if they had been acquired on January 1, 1997 and the step

                      CNL AMERICAN PROPERTIES FUND, INC.

                Notes and Management's Assumptions to Unaudited
                  Pro Forma Financial Statements--(Continued)


4. Adjustments to Pro Forma Income Statements--(Continued)

      up in basis referred to in footnote (2) from acquiring the CNL Income Fund portfolio using the straight-line method over the estimated useful lives of generally 30 years.

         Depreciation expense........................................ $3,220,794

    (l) Represents the amortization of the goodwill on the acquisition of the CNL Restaurant Financial Services Group referred to in footnote
      (2):

         Amortization of goodwill................................... $2,090,779

    (m) Represents elimination of yearly amortization of arrangement fees of $350,000 capitalized as deferred costs and amortized as interest expense and the capitalization of interest expense during the period that properties were under development.

         Amortization of arrangement fees............................ $(24,144)
         Capitalization of interest during development period........  (57,450)
                                                                      --------
                                                                      $(81,594)
                                                                      ========

    (n) Represents the elimination of fees paid to affiliates for fees incurred between the Company, the CNL Income Fund, the Advisor and the CNL Restaurant Financial Services Group:

         Origination fees............................................ $(594,041)
         Underwriting fees...........................................  (151,041)
                                                                      ---------
                                                                      $(745,082)
                                                                      =========

    (o) Represents the elimination of $2,462,606 in the provision for income taxes as a result of the Acquisition. The Company expects to continue to qualify as a REIT and does not expect to incur federal income taxes.
    (p) Common shares issued during the period were assumed to have been issued and outstanding as of January 1, 1997. For purposes of the pro forma financial statement, it is assumed that the stockholders approved the proposal to increase the number of authorized common shares of the Company.

                                                                     Appendix A

             [LETTERHEAD OF LEGG MASON WOOD WALKER, INCORPORATED]

                                March 10, 1999

James M. Seneff, Jr.
Robert A. Bourne
CNL Realty Corporation
as General Partners of
CNL Income Fund XVIII, Ltd.
400 East South Street
Orlando, FL 32801-2878

              Re: CNL Income Fund XVIII, Ltd. (the "Partnership")

Gentlemen:

   You have requested our opinion as investment bankers (a) as to the fairness, from a financial point of view, to the Partnership and its limited partners of the shares of common stock (the "Common Stock") of CNL American Properties Fund, Inc. (the "Acquiror") offered to them in the Merger (as defined below), (b) as to the fairness, from a financial point of view, of the aggregate Common Stock offered to the CNL Income Funds (as defined below) in the Merger Transactions (as defined below) and (c) as to the fairness, from a financial point of view, of the method of allocating the aggregate shares of Common Stock among the CNL Income Funds in the Merger Transactions. Under the terms of an agreement and plan of merger (the "Merger Agreement"), dated March 11, 1999, between the Partnership and the Acquiror, the Partnership will merge with and into a wholly owned subsidiary of the Acquiror and the partners of the Partnership will be offered shares of Common Stock as determined pursuant to the Merger Agreement (the "Share Consideration"); such transaction is hereafter referred to as the "Merger."

   The Partnership is one of eighteen Florida limited partnerships (the "CNL Income Funds") served by Messrs. Seneff, Bourne and CNL Realty Corporation as general partners (the "General Partners"). Each CNL Income Fund has executed a merger agreement with the Acquiror on terms similar to the Merger Agreement. The transactions to occur under such merger agreements are referred to as the "Merger Transactions."

   In connection with our opinion, we have, among other things:

     (i) reviewed the Merger Agreement and the merger agreements for each of the Merger Transactions;

     (ii) reviewed the Registration Statement on Form S-4 with respect to the Merger Transactions as filed on March 12, 1999;

     (iii) reviewed the financial statements and the related filings of the Partnership and the other CNL Income Funds on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (iv) reviewed the financial statements and the related filings of the Acquiror on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (v) reviewed certain internal information concerning the business and operations of the Partnership and the other CNL Income Funds furnished to us by the General Partners, including a draft of the Partnership's and the other CNL Income Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vi) reviewed certain internal information concerning the business and operations of the Acquiror furnished to us by management of the Acquiror, including a draft of the Acquiror's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vii) reviewed certain financial data and operating statistics relating to the Partnership, the other CNL Income Funds and the Acquiror provided by the General Partners and the Acquiror and compared them with similar information of selected public companies that we deemed relevant to our inquiry;

     (viii) reviewed the appraisal (the "Appraisal") of the properties of the Partnership and the other CNL Income Funds prepared by Valuation Associates and dated January 6, 1999;

     (ix) held meetings and discussions with certain directors, officers and employees of the General Partners and the Acquiror concerning the operations, financial condition and future prospects of the Partnership, the other CNL Income Funds and the Acquiror; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Partnership, the other CNL Income Funds and the Acquiror. We have further relied upon the assurances of the General Partners that they are unaware of any factors that would materially alter the conclusions made in Legg Mason's fairness opinion, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments of the General Partners and the Acquiror as to the future performance of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason also assumed, with the consent of the General Partners, that any material liabilities (contingent or otherwise, known or unknown) of the Partnership, the other CNL Income Funds and the Acquiror are as set forth in the financial statements of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason also assumed with the consent of the General Partners that the table prepared by or for the General Partners of the allocation of Share Consideration among the General Partners and the limited partners of the Partnership has been prepared in accordance with and complies with the terms and conditions of the partnership agreement of the Partnership. Legg Mason also assumed that the Appraisal was reasonably prepared by and reflected the good faith judgments of Valuation Associates and Legg Mason does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership, the other CNL Income Funds or the Acquiror. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof.

   We have acted as financial advisor to the General Partners and will receive a fee for our services. It is understood that this letter is for the information of the General Partners in their evaluation of the Merger Transactions and our opinion does not constitute a recommendation to the General Partners or any limited partner of the Partnership or any of the other CNL Income Funds as to how such partner should vote on the Merger or the Merger Transactions, as the case may be, or as to whether such partner should elect to receive the Share Consideration or cash and promissory notes of the Acquiror. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. Additionally, our opinion does not compare the relative merits of the Merger and the Merger Transactions with those of any other transaction or business strategy which were or might have been considered by the General Partners as alternatives to the Merger and the Merger Transactions.

   It should be noted that in rendering this opinion with respect to the fairness, from a financial point of view, of (i) the Share Consideration to be offered with respect to the Partnership, (ii) the aggregate Common

Stock offered with respect to the CNL Income Funds and (iii) the method of allocating the shares of Common Stock of the Acquiror among the CNL Income Funds, Legg Mason has neither addressed, nor are we rendering any opinion with respect to, any other aspect of the Merger Transactions, including (a) the value or fairness of the cash and promissory notes option, (b) the prices at which the shares of Common Stock may trade following the Merger Transactions or the trading value of the shares to be offered compared with the current fair market value of the portfolios or other assets of the Partnership and the other CNL Income Funds if liquidated in real estate markets, (c) the tax effect of any aspect of the Merger Transactions, (d) the fairness of the amounts or allocation of the costs of the Merger Transactions or the amounts of such costs allocated to the limited partners or, (e) any other matters with respect to any specific individual partner or class of partners of the Partnership or the other CNL Income Funds.

   Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consideration offered to the Partnership and its limited partners in the Merger, the aggregate shares of Common Stock offered by the Acquiror with respect to the CNL Income Funds in the Merger Transactions and the method of allocating the shares of Common Stock among the CNL Income Funds in the Merger Transactions are fair from a financial point of view.

                                          Very truly yours,

                                          /s/ Legg Mason Wood Walker,
                                           Incorporated
                                          -------------------------------------
                                          Legg Mason Wood Walker, Incorporated

                                                                      Appendix B

                          AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger is entered into as of this 11th day of March, 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund XVIII, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                   RECITALS:

   WHEREAS, the Parties hereto desire to consummate a merger (the "Merger") whereby the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") and the Florida Revised Uniform Limited Partnership Act (the "Florida RULPA");

   WHEREAS, the Fund is one of 18 CNL Income Funds (collectively with the Fund, the "CNL Income Funds") that APF is proposing to acquire (the "Proposed Acquisitions");

   WHEREAS, the Special Committee (the "Special Committee") of the independent members of the Board of Directors of APF has received a fairness opinion (the "Fairness Opinion") from Merrill Lynch & Co. as to the fairness to APF, from a financial point of view, of the consideration to be paid in connection with the Proposed Acquisitions;

   WHEREAS, the Special Committee has recommended the Merger to the Board of Directors of APF and the Board has approved the proposal to consummate the Merger (the "Merger Proposal") and the related transactions;

   WHEREAS, Legg Mason Wood Walker Incorporated has delivered a fairness opinion (the "Fund Fairness Opinion") to the General Partners as to the fairness to the Fund and its limited partners from a financial point of view, of the APF Common Share consideration offered to the Fund and its limited partners; and

   WHEREAS, the Board of Directors of the OP General Partner has unanimously approved the Merger Proposal;

   NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

                                   ARTICLE I

                                  Definitions

   1.1 Terms Defined in this Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth below:

   "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

   "Affiliated Group" means any affiliated group within the meaning of Code
(S)1504, or any similar group defined under a similar provision of state, local or foreign law.

   "Agreement" means this Agreement, as amended from time to time.

   "APF" has the meaning set forth in the preface above.

   "APF Common Shares" shall mean the shares of common stock, par value $0.01, of APF.

   "APF Indemnity Claim" has the meaning set forth in Section 12.1 below.

   "APF SEC Documents" has the meaning set forth in Section 6.7 below.

   "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms the basis for any specified consequence.

   "Business Combination" has the meaning set forth in Section 4.1(b) below.

   "Cash/Note Option" has the meaning set forth in Section 4.4 below.

   "Closing" has the meaning set forth in Section 2.3 below.

   "CNL Income Funds" has the meaning set forth in the second paragraph of the Recitals above.

   "Closing Date" has the meaning set forth in Section 2.3 below.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Confidential Information" means any information concerning the businesses and affairs of the Fund, the Operating Partnership or APF, if any, that is not already generally available to the public.

   "Delaware RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Disclosure Schedule" has the meaning set forth in the first paragraph of
Article VII below.

   "Dissenting Partners" has the meaning set forth in Section 4.4 below.

   "Effective Time" has the meaning set forth in Section 2.2 below.

   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) tax-qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) tax-qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

   "Fairness Opinion" has the meaning set forth in the third paragraph of the Recitals above.

   "Florida RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Fund" has the meaning set forth in the preface above.

   "Fund Articles of Merger" has the meaning set forth in Section 2.2 below.

   "Fund Fairness Opinion" has the meaning set forth in the fifth paragraph of the recitals above.

   "Fund Indemnity Claim" has the meaning set forth in Section 12.2 below.

   "Fund Interests" means the general and limited partnership interests in the Fund.

   "Fund SEC Documents" has the meaning set forth in Section 7.7 below.

   "GAAP" means United States generally accepted accounting principles as in effect from time to time.

   "General Partners" has the meaning set forth in the preface above.

   "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation but excluding commercially available shrink wrap software), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

   "IRS" means the Internal Revenue Service.

   "Knowledge" means in the case of the Fund, CNL Realty Corporation, Inc., APF and the OP General Partner, the actual knowledge of a director or an executive officer after reasonable investigation and, in the case of the individual General Partners, the collective actual Knowledge of all of the General Partners after reasonable investigation. For the purposes of this Agreement, the Knowledge of one General Partner shall be attributed to the other General Partners.

   "Known" and "Knowingly" mean that the Fund, any General Partner or APF, as applicable, had Knowledge of the particular matter or took the action described with prior Knowledge.

   "Liability" means any liability (whether Known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

   "Material Adverse Effect" means, as to any Party, a material adverse effect on the business, properties, operations or condition (financial or otherwise) which is not related to an industry-wide change in the economy or market or other conditions affecting all businesses in the industry of the Party to which the term is applied.

   "Merger" has the meaning set forth in the first paragraph of the Recitals above.

   "Merger Proposal" has the meaning set forth in fourth paragraph of the Recitals above.

   "Most Recent 10-Q" has the meaning set forth in Section 7.5 below.

   "Most Recent Balance Sheet" means the most recent balance sheet filed in a Fund SEC Document.

   "Notes" has the meaning set forth in Section 4.4 below.

   "NYSE" means the New York Stock Exchange.

   "OP Certificate of Merger" has the meaning set forth in Section 2.2 below.

   "OP General Partner" has the meaning set forth in the Preface above.

   "OP Limited Partner" means CNL APF LP Corp., a Delaware corporation and wholly owned subsidiary of APF.

   "Operating Partnership" has the meaning set forth in the preface above.

   "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

   "Party" or "Parties" has the meaning set forth in the preface above.

   "Partner" means any holder of Fund Interests.

   "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or other entity.

   "Proposed Acquisitions" has the meaning set forth in the second paragraph of the Recitals above.

   "Registration Statement" means the registration statement on Form S-4 to be filed by APF to register the APF Common Shares to be issued as Share Consideration in the Merger.

   "Representative" has the meaning set forth in Section 12.3 below.

   "SEC" means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (e) any minor imperfection of title or similar lien which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on such Party.

   "Share Consideration" has the meaning set forth in Section 4.1(a) below.

   "Special Committee" has the meaning set forth in the third paragraph to the Recitals above.

   "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or has the power to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or otherwise control the management.

   "Surviving Partnership" has the meaning set forth in Section 2.1 below.

   "Takeover Statute" has the meaning set forth in Section 8.9 below.

   "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code

(S)59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

   "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

   "Third-Party Claim" has the meaning set forth in Section 12.4 below.

                                   ARTICLE II

                        Merger; Effective Time; Closing

   2.1 Merger. Subject to the terms and conditions of this Agreement, the Delaware RULPA and the Florida RULPA, at the Effective Time, the Operating Partnership and the Fund shall consummate the Merger in which (i) the Fund shall be merged with and into the Operating Partnership and the separate limited partnership existence of the Fund shall thereupon cease, (ii) the Operating Partnership shall be the successor or surviving limited partnership in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate limited partnership existence of the Operating Partnership with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The limited partnership surviving the Merger is sometimes hereinafter referred to as the "Surviving Partnership." The Merger shall have the effects set forth in the Delaware RULPA and the Florida RULPA. As a result of the Merger, the outstanding Fund Interests shall be converted or cancelled in the manner provided in Article IV.

   2.2 Effective Time. On the Closing Date, subject to the terms and conditions of this Agreement, the Operating Partnership and the Fund shall (i) execute or cause to be executed (A) a Certificate of Merger in the form required by the Delaware RULPA (the "OP Certificate of Merger") and (B) Articles of Merger in the form required by the Florida RULPA (the "Fund Articles of Merger"), and
(ii) cause the OP Certificate of Merger to be filed with the Delaware Secretary of State as provided in the Delaware RULPA and the Fund Articles of Merger to be filed with the Florida Department of State as provided in the Florida RULPA, in each case, on the Closing Date or as soon as practicable thereafter. The Merger shall become effective at (i) such time as the OP Certificate of Merger has been duly filed with the Delaware of Secretary of State and the Fund Articles of Merger has been duly filed with the Florida Department of State or
(ii) such other time as is agreed upon by APF, the OP General Partner and the General Partners and specified in the OP Certificate of Merger and the Fund Articles of Merger. Such time is hereinafter referred to as the "Effective Time."

   2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Shaw Pittman Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, commencing at 9:00 a.m. local time on such date as within five (5) business days following the fulfillment or waiver of the conditions set forth in Article X (other than conditions which by their nature are intended to be fulfilled at the Closing) or such other place or time or on such other date as APF, the OP General Partner and the General Partners may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article X (the "Closing Date"). In no event shall the Closing Date be a date subsequent to December 31, 1999. At the Closing, there shall be delivered to APF, the Operating Partnership, the OP General Partner, the General Partners and the Fund the certificates and other documents and instruments required to be delivered under
Article X.

   2.4 Further Assurances. Each Party hereto will execute such further documents and instruments and take such further actions as may be reasonably requested by one or more of the other Parties to consummate the Merger, to vest the Surviving Partnership with full title to all assets, properties, rights, approvals, immunities and franchises of either the Fund or the Operating Partnership or to effect the other purposes of this Agreement.

                                  ARTICLE III

 Certificate of Limited Partnership; Limited Partnership Agreement;and General
                        Partner of Surviving Partnership

   3.1 Certificate of Limited Partnership. At the Effective Time, the certificate of limited partnership of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein.

   3.2 Limited Partnership Agreement. At the Effective Time, the limited partnership agreement of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the limited partnership agreement of the Surviving Partnership.

   3.3 General Partner. The general partner of the Operating Partnership immediately prior to the Effective Time shall be the general partner of the Surviving Partnership from and after the Effective Time until it is replaced or it resigns in accordance with the limited partnership agreement of the Surviving Partnership.

                                   ARTICLE IV

              Share Consideration; Payment of Share Consideration

   4.1 Share Consideration; Conversion or Cancellation of Fund Interests in Merger.

   (a) At the Effective Time, by virtue of the Merger and without any action by the Parties, all of the outstanding Fund Interests (i) shall be converted into the right to receive up to 3,299,149 fully paid and nonassessable APF Common Shares (1,649,575 APF Common Shares if the Reverse Split [defined below] occurs before the Closing) (the "Share Consideration") pursuant to the terms of
Section 4.2 below, (ii) shall cease to be outstanding, and (iii) shall be canceled and retired and shall cease to exist, and each Partner, as the holder of such Fund Interests shall cease to have any rights with respect thereto, except the right to receive either (A) APF Common Shares therefor in accordance with this Section 4.1 and Section 4.3 or (B) the cash and Notes in accordance with Section 4.4 below. Subject to the approval of the APF's shareholders of an amendment to its article of incorporation, APF anticipates that prior to the Closing it will effect a one for two reverse stock split (the "Reverse Split") pursuant to which each two shares of APF Common Shares outstanding will be exchanged for one share of APF Common Shares.

   (b) Except for the Reverse Stock Split described in Section 4.1(a), prior to the Effective Time, APF shall not split or combine the APF Common Shares, or pay a stock dividend or other stock distribution in APF Common Shares, or in rights or securities exchangeable for, convertible into or exercisable for APF Common Shares, or otherwise change APF Common Shares into, or exchange APF Common Shares for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of APF as a result of which APF stockholders receive cash, stock, or other property in exchange for, or in connection with, their APF Common Shares (a "Business Combination") or otherwise), or make any other dividend or distribution on or of APF Common Shares (other than regular quarterly cash dividends paid on APF Common Shares or any distribution pursuant to APF's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination, or change.

   (c) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the APF Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

   4.2 Payment of Share Consideration. At the Closing, subject to Section 4.4 below, the Partners shall receive the Share Consideration (less expenses paid by APF on behalf of the Fund), distributed in accordance with the provisions of the Fund's limited partnership agreement as of the Closing Date. For the purposes of this Agreement, the Share Consideration will be reduced (i) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund and (ii) as provided in Section 4.4 below.

   4.3 Fractional APF Common Shares. No certificates representing fractional APF Common Shares shall be issued upon conversion of any Fund Interests. Each Partner of the Fund who would otherwise be entitled to fractional APF Common Shares will receive one APF Common Share for a fractional interest representing 50% or more of one APF Common Share. No APF Common Shares will be issued for a fractional interest representing less than 50% of one APF Common Share.

   4.4 Cash/Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the cash/note option (the "Cash/Note Option"), such Dissenting Partners shall be entitled to receive, in lieu of the Share Consideration, consideration based on such Dissenting Partners' percentage interest (as determined by the Fund's partnership agreement) in the Fund's asset liquidation value of $29,990,331, based on Valuation Associates' appraisal. Such consideration shall be payable 10% in cash and 90% in Callable Notes due in 2006 (the "Notes"). The Notes will bear interest at a fixed rate equal to 120% of the applicable federal rate as of the date the consent solicitation on Form S-4 is mailed to the limited partners. The Share Consideration shall be reduced on a one-for-one basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Cash/Note Option.

                                   ARTICLE V

             Representations and Warranties of The General Partners

   Each General Partner severally represents and warrants to APF and the Operating Partnership that the statements contained in this Article V are correct and complete as of the date hereof and on the Closing Date:

   5.1 Authorization of Transaction. The General Partner has full power and authority (including, as applicable, full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the General Partner, enforceable in accordance with its terms and conditions. The General Partner does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   5.2 Noncontravention. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the General Partner is subject or, as applicable, any provision of the General Partner's articles of incorporation, bylaws or other organizational documents.

                                   ARTICLE VI

 Representations and Warranties of APF, The OPGeneral Partner and The Operating
                                  Partnership

   APF, the OP General Partner and the Operating Partnership jointly and severally represent and warrant to the General Partners and the Fund that the statements contained in this Article VI are correct and complete as of the date hereof and the Closing Date:

   6.1 Organization. APF is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. APF is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on APF. APF has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The OP General Partner is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. The Operating Partnership is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Operating Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Operating Partnership. The Operating Partnership has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. APF and the OP General Partner have delivered to the General Partners and the Fund correct and complete copies of the certificate of incorporation of APF and the OP General Partner and the certificate of limited partnership and the limited partnership agreement of the Operating Partnership (each as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of APF and the OP General Partner and any organizational records of the Operating Partnership have been made available to the General Partners and the Fund and are correct and complete. APF is not in default under or in violation of any provision of its certificate of incorporation, and the Operating Partnership is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   6.2 Capital Stock. The authorized capital stock of APF consists of 125,000,000 shares of common stock, $.01 par value (the "APF Common Shares"), of which 74,696,927 shares are outstanding as of January 31, 1999. Since January 31, 1999, APF has not issued any shares of capital stock. All outstanding APF Common Shares are, and all APF Common Shares issuable under any stock option plans of APF, will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 57,700,851 APF Common Shares which may be issued in connection with APF's acquisition of the other 17 CNL Income Funds in the Proposed Acquisitions and the 12,300,000 APF Shares which may be issued in connection with APF's acquisition of CNL Fund Advisors, Inc., CNL Financial Services, Inc. and CNL Financial Corp., there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which APF is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem, or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock. All of the outstanding general partner interests of the Operating Partnership are owned by the OP General Partner, and all of the outstanding limited partner interests of the Operating Partnership are owned by the OP Limited Partnership, and there are outstanding on the date hereof no options, warrants, rights, commitments or any other agreements of any character to which the Operating Partnership or any partner thereof is a party or which it may be bound requiring it to issue, transfer, sell, purchase, register, redeem or acquire any interest in the Operating Partnership.

   6.3 Authorization for Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of APF will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will be registered under the Securities Act and will be registered or exempt from registration under all applicable state securities laws. The Share Consideration will, when issued, be approved for listing on the NYSE, subject to official notice of issuance.

   6.4 Authorization of Transaction. APF, the OP General Partner and the Operating Partnership have full power and authority (including full corporate and limited partnership, as applicable, power and authority) to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance by APF, the OP General Partner and the Operating Partnership of this Agreement have been duly and validly authorized by the boards of directors of APF and the OP General Partner. This Agreement constitutes the valid and legally binding obligation of APF, the OP General Partner and the Operating Partnership, enforceable in accordance with its terms and conditions. None of APF, the OP General Partner or the Operating Partnership needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   6.5 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which, APF, the OP General Partner or the Operating Partnership is subject or any provision of APF's or the OP General Partner's articles of incorporation or by-laws or the Operating Partnership's certificate of limited partnership or limited partnership agreement or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which APF, the OP General Partner or the Operating Partnership is a party or by which it is bound or to which any of its assets is subject or (iii) result in the imposition of a Security Interest upon any of its assets.

   6.6 Title to Assets. APF has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of its most recent quarterly report on Form 10-Q.

   6.7 Reports and Financial Statements. APF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "APF SEC Documents"). All of the APF SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such APF SEC Documents. None of the APF SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed APF SEC Documents. There is no unresolved violation, criticism or exception by any governmental entity of which APF has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to APF could have a Material Adverse Effect on APF. The financial statements of APF included in the APF SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of APF as of the dates thereof and the results of operations and cash flows of APF for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   6.8 Events Subsequent to September 30, 1998. Since September 30, 1998, nothing has occurred which has had or would reasonably be expected to have a Material Adverse Effect on APF.

   6.9 Litigation. Except as publicly disclosed by APF in its APF SEC Documents or on Schedule 1, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of APF, threatened against APF or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on APF or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by APF in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by APF in any APF SEC Document, none of APF or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on APF or would prevent or delay the consummation of the transactions contemplated hereby.

   6.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by APF for inclusion or incorporation by reference in (i) the Registration Statement to be filed by APF with the SEC in connection with the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement sent by APF to its shareholders pertaining to the Merger will, at the date mailed to shareholders and at the times of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APF, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement or the proxy statement, APF shall promptly so advise the General Partners and such event shall be so described, and such amendment or supplement (which the General Partners shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   6.11 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by APF in its APF SEC Documents or disclosed in
Schedule 1, as of December 31, 1998, to APF's Knowledge, none of APF or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which are not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of APF and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in any reports filed by it with the APF SEC Documents, since December 31, 1998, the business of APF and its Subsidiaries has been carried on only in the ordinary and usual course, to APF's Knowledge, none of APF or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to APF or its Subsidiaries Known to APF having or which could reasonably be expected to have, a Material Adverse Effect on APF.

   6.12 Brokers' Fees. Except for the fees and expenses paid to Merrill Lynch & Co. with respect to the delivery of the Fairness Opinion to the Special Committee and in connection with the financial services provided by Salomon Smith Barney, none of APF, the OP General Partner or the Operating Partnership has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

   6.13 Qualification as a REIT. APF is a "real estate investment trust" for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not cause APF to cease to qualify as a "real estate investment trust" for federal income tax purposes.

   6.14 Compliance with Applicable Law. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, it and its Subsidiaries hold all permits, licenses, variances, exemptions, order and approvals of all governmental entities necessary for the lawful conduct of their respective businesses, except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its

APF SEC Documents, to APF's Knowledge, APF and its Subsidiaries are in compliance with the material terms of its permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF, the businesses of APF and its Subsidiaries are not, to APF's Knowledge, being conducted in violation of any law, ordinance or regulation of any governmental entity except that no representation or warranty is made in this Section 6.14 with respect to environmental laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, no investigation or review by any governmental entity with respect to APF or its Subsidiaries is pending or, to the Knowledge of APF, threatened, nor, to the Knowledge of APF, has any government entity indicated an intention to conduct the same, other than, in each case, those which APF reasonably believes will not have a Material Adverse Effect on APF.

   6.15 Intellectual Property.

   (a) APF owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of APF as presently conducted. Each item of Intellectual Property owned or used by APF immediately prior to the Closing hereunder will be owned or available for use by APF on identical terms and conditions immediately subsequent to the Closing hereunder. APF has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) APF has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of APF's directors or officers (or employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that APF must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of APF which are material to the operation of APF's business.

   (c) APF has no patent or registration which has been issued to APF with respect to any of its Intellectual Property.

   (d) Nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of APF's business as presently conducted.

   6.16 Insurance. With respect to each current insurance policy to which APF is a party, a named insured or is otherwise the beneficiary of coverage, to the knowledge of APF: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither APF nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof.

   6.17 Tenants. To the Knowledge of APF and except as set forth on Schedule 1, no current tenant of a property owned by APF, which as of the date of APF's most recent quarterly report on Form 10-Q represented more than 5% of APF's total revenues, presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   6.18 Disclosure. APF is in compliance in all material respects with its obligation under the Securities Exchange Act to publicly disclose material information in a timely fashion.

                                  ARTICLE VII

               Representations and Warranties Concerning the Fund

   The General Partners and the Fund jointly and severally represent and warrant to APF and the Operating Partnership that the statements contained in this Article VII are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by the General Partners and the Fund to APF and the Operating Partnership in accordance with the provisions of
Section 8.14 (the "Disclosure Schedule"). Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII.

   7.1 Organization, Qualification, and Corporate Power. The Fund is a limited partnership duly organized, validly existing, and in good standing under the laws of Florida. The Fund is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Except as set forth in Section 7.1(a) of the Disclosure Schedule, the Fund has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Section 7.1(b) of the Disclosure Schedule lists the directors and officers of the corporate General Partner. The General Partners have been made available to APF and the Operating Partnership correct and complete copies of the certificate of limited partnership and the limited partnership agreement of the Fund (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the corporate General Partner and any organizational records of the Fund have been made available to APF and the Operating Partnership and are correct and complete in all material respects. The Fund is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   7.2 Capitalization. All of the outstanding ownership interests in the Fund (the "Fund Interests") consist of (i) one percent in general partnership interests and (ii) 3,500,000 units of limited partnership interests. All of the outstanding Fund Interests have been duly authorized, are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Fund to issue, sell, or otherwise cause to become outstanding any additional ownership interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Fund.

   7.3 Authorization of Transaction. The Fund has full power and authority (including full limited partnership power and authority) to execute and deliver this Agreement and, upon the affirmative vote of a majority of the outstanding limited partnership Fund Interests, will have full power and authority (including limited partnership power and authority) to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Fund, enforceable in accordance with its terms and conditions, subject to bankruptcy, insolvency, moratorium and rights of creditors generally. The Fund is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   7.4 Noncontravention. Except as set forth in Section 7.4 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Fund is subject or any provision of the certificate of limited partnership or limited partnership agreement of the Fund or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Fund is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

   7.5 Title to Assets. The Fund has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC (the "Most Recent 10-Q") or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent 10-Q.

   7.6 Subsidiaries. The Fund does not have any Subsidiaries, operating or otherwise.

   7.7 Reports and Financial Statements. The Fund has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "Fund SEC Documents"). All of the Fund SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Fund SEC Documents. None of the Fund SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed Fund SEC Documents. There is no unresolved violation by any governmental entity of which the Fund has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to the Fund could have a Material Adverse Effect on the Fund. The financial statements of the Fund included in the Fund SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Fund as of the dates thereof and the results of operations and cash flows of the Fund for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   7.8 Events Subsequent to the Most Recent 10-Q. Since the date of the Most Recent 10-Q nothing has had a Material Adverse Effect on the Fund. Without limiting the generality of the foregoing, since that date, except as set forth in the appropriately lettered paragraph of Section 7.8 of the Disclosure
Schedule:

   (a) the Fund has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as reasonably determined by the General Partners) in the Ordinary Course of Business;

   (b) the Fund has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 except in the Ordinary Course of Business;

   (c) no party (including the Fund) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which the Fund is a party or by which it is bound except in the Ordinary Course of Business;

   (d) the Fund has not imposed any Security Interest upon any of its assets, tangible or intangible except in the Ordinary Course of Business;

   (e) the Fund has not made any capital expenditure (or series of related capital expenditures) involving more than $50,000 except in the Ordinary Course of Business;

   (f) the Fund has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

   (g) the Fund has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

   (h) the Fund has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

   (i) the Fund has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

   (j) the Fund has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

   (k) there has been no change made or authorized in the certificate of limited partnership or limited partnership agreement of the Fund;

   (l) the Fund has not issued, sold, or otherwise disposed of any ownership interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any ownership interests in the Fund;

   (m) the Fund has not declared, set aside, or paid any dividend or made any distribution with respect to its ownership interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its ownership interests other than distributions consistent with past practices;

   (n) the Fund has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

   (o) the Fund has not made any loan to, or entered into any other transaction with, any of the General Partners or the directors, officers, or employees of the corporate General Partner outside the Ordinary Course of Business;

   (p) the Fund has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

   (q) the Fund has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

   (r) to the Knowledge of the General Partners, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Fund; and

   (s) the Fund is not under any legal obligation, whether written or oral, to do any of the foregoing.

   7.9 Undisclosed Liabilities. The Fund does not have any Liability (and, to the Knowledge of the General Partners, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or which are not in the aggregate material.

   7.10 Legal Compliance. Except as disclosed in the Fund SEC Documents, the Fund has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder), the violation of which could cause a Material Adverse Effect to the Fund, of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

   7.11 Tax Matters.

   (a) The Fund has filed all material Tax Returns that it was required to file, including, without limitation, any material Tax Returns required to be filed with any state. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Fund (as shown on any filed Tax Return) have been paid. The Fund currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Fund does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Fund that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) The Fund has withheld and, if due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, Partner, or other third party.

   (c) The General Partners do not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Fund either (A) claimed or raised by any authority in writing or (B) as to which any of the General Partners has Knowledge. Section 7.11(c) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Fund for taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Fund since December 31, 1996.

   (d) The Fund has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) The Fund has not filed a consent under Code (S)341(f) concerning collapsible corporations. The Fund has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code (S)280G. The Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. The Fund is not a party to any Tax allocation or sharing agreement. The Fund (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Fund) or (B) has any Liability for the Taxes of any Person (other than the Fund) under Treas. Reg. (S)1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

   7.12 Real Property.

   Section 7.12(a) of the Disclosure Schedule lists and describes briefly all real property owned, leased or subleased by the Fund. Section 7.12(b) of the Disclosure Schedule lists all leases and subleases to which the Fund is a party, and the General Partners have made available to APF correct and complete copies of all such leases and subleases (as amended to date). With respect to each lease and sublease listed in Section 7.12(b) of the Disclosure Schedule:

   (a) the lease or, to the Knowledge of the General Partners, the sublease is legal, valid, binding, enforceable, and in full force and effect, except as may be affected by bankruptcy, insolvency, moratorium and the rights of creditors generally;

   (b) no consent is required with respect to the lease or sublease as a result of this Agreement, and the actions contemplated by this Agreement will not result in the change of any terms of the lease or sublease or otherwise affect the ongoing validity of the lease or sublease;

   (c) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

   (d) no party to the lease or, to knowledge of the General Partners, sublease has repudiated any provision thereof;

   (e) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or, to the Knowledge of the General Partners, sublease;

   (f) the Fund has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

   (g) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required by the Fund in connection with the operation thereof and, to the Knowledge of the General Partners, have been operated and maintained in all material respects in accordance with applicable laws, rules, and regulations; and

   (h) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

   7.13 Intellectual Property.

   (a) The Fund owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of the Fund as presently conducted. Each item of Intellectual Property owned or used by the Fund immediately prior to the Closing hereunder will be owned or available for use by the Fund on identical terms and conditions immediately subsequent to the Closing hereunder. The Fund has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) The Fund has not Knowingly interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the General Partners nor any of the corporate General Partner's directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Fund must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the General Partners, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Fund which are material to the operation of the Fund's business.

   (c) The Fund has no patent or registration which has been issued to the Fund with respect to any of its Intellectual Property.

   (d) Section 7.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Fund uses pursuant to license, sublicense, agreement, or permission. The General

Partners have made available to APF and the Operating Partnership correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).

   (e) To the Knowledge of the General Partners, nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Fund's business as presently conducted.

   7.14 Tangible Assets. The Fund owns or leases all buildings, machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted. Each such tangible asset is free from all material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The Most Recent Balance Sheet sets forth all of the assets, in the opinion of the General Partners, necessary to conduct the Fund's business as it is currently being conducted.

   7.15 Contracts. Section 7.15 of the Disclosure Schedule lists all of the following types of contracts and other agreements to which the Fund is a party:

   (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

   (b) any agreement concerning a partnership or joint venture;

   (c) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

   (d) any agreement concerning confidentiality or noncompetition;

   (e) any agreement with any General Partner or any of their Affiliates (other than the Fund);

   (f) any agreement under which it has advanced or loaned any amount to any of the General Partners or the corporate General Partner's directors, officers, and employees outside the Ordinary Course of Business; or

   (g) any agreement under which the consequences of a default or termination could have a Material Adverse Effect.

   The General Partners have made available to APF and the Operating Partnership a correct and complete copy of each written agreement listed in
Section 7.15 of the Disclosure Schedule (as amended to date) which is not included as an exhibit to a Fund SEC Document and a written summary setting forth the terms and conditions of each oral agreement referred to in Section
7.15 of the Disclosure Schedule. With respect to each agreement set forth in
Section 7.15 of the Disclosure Schedule or filed as an exhibit to a Fund SEC
Document: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

   7.16 Notes and Accounts Receivable. All notes and accounts receivable of the Fund are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Fund.

   7.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Fund.

   7.18 Insurance. Section 7.18 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Fund has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets): (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; and (iii) the policy number and the period of coverage. With respect to each current insurance policy, to the Knowledge of the General Partners and the Fund: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Fund nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Fund has been covered during the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets) by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period. Section 7.18 of the Disclosure Schedule describes any self-insurance arrangements affecting the Fund.

   7.19 Litigation. Section 7.19 of the Disclosure Schedule sets forth each instance, not already disclosed in the Fund SEC Documents, in which the Fund
(i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to or, to its Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section
7.19 of the Disclosure Schedule or the Fund SEC Documents could result in any Material Adverse Effect on the Fund. None of the General Partners has any reason to believe that any additional such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Fund.

   7.20 Tenants. To the Knowledge of any of the General Partners, no current tenant of a property owned by the Fund presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   7.21 Employees. The Fund does not have and has never had any employees, officers or directors. The Fund is not and has never been a party to or had any liability with respect to any Employee Benefit Plan.

   7.22 Guaranties. The Fund is not a guarantor of and is not otherwise liable for any liability or obligation (including indebtedness) of any other Person.

   7.23 Registration Statement. The information furnished by the Fund for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.24 Environmental Matters. The Fund is currently in compliance with all material environmental laws, ordinances, regulations and orders applicable to its business or properties, and, to the Knowledge of the General Partners, the tenants' present uses of the Fund's properties, whether leased or owned, do not materially violate any such laws, ordinances, regulations or orders. The Fund is not subject to any Liability or claim in connection with any environmental law or any use, treatment, storage or disposal of any hazardous substance or material or pollutant or any spill, leakage, discharge or release of any hazardous substance or material or pollutant as a result of having owned or operated any business prior to the Effective Time, which if a violation existed would have a Material Adverse Effect on the Fund.

   7.25 Vote Required. The affirmative vote of at least a majority of the outstanding Fund Interests is the only vote of any security holder in the Fund (under applicable law or otherwise) required to approve the Merger, this Agreement and the other transactions contemplated hereby.

   7.26 Disclosure. The representations and warranties contained in this
Article VII do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VII not misleading.

                                  ARTICLE VIII
                             Pre-Closing Covenants

   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

   8.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article X below).

   8.2 Notices and Consents. The General Partners shall give any notices to third parties and obtain any third party consents referred to in Sections 5.1, 5.2, 7.3 and 7.4 above and the related sections of the Disclosure Schedule. APF, the OP General Partner and the Operating Partnership shall give any notices to third parties and obtain any third party consents referred to in Sections 6.4 and 6.5 above. Each of the Parties shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 5.1, 6.4 and
7.3 above.

   8.3 Maintenance of Business; Prohibited Acts. During the period from the date of this Agreement to the Effective Time, the General Partners will not, and will not cause the Fund to, take any action that adversely affects the ability of the Fund (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organizations, and (iii) to preserve its relationships with its tenants; and the General Partners will not allow the Fund to, without the OP General Partner's prior written consent, which consent shall not be unreasonably withheld:

   (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrance of (i) any additional ownership interests (including the Fund Interests), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its ownership interests or any other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or (ii) any other securities in respect of, in lieu of or in substitution for the Fund Interests outstanding on the date hereof;

   (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Fund Interests);

   (c) split, combine, subdivide or reclassify any of its ownership interests or otherwise make any payments to the Partners; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution in respect of its ownership interests at such times and in such manner and amount as may be consistent with the Fund's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from December 31, 1998 through the Effective Time, to the extent not otherwise paid or distributed to the Partners), or (ii) any distribution of property necessary for the representation and warranty set forth in Section
7.11 to be true and correct;

   (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

   (e) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation outside the Ordinary Course of Business;

   (f) other than as may be necessary to consummate the Merger, adopt any amendments to its certificate of limited partnership or limited partnership agreement;

   (g) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, outside the Ordinary Course of Business;

   (h) engage in the conduct of any business the nature of which is materially different from the business in which the Fund is currently engaged;

   (i) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Fund;

   (j) forgive any indebtedness owed to the Fund or convert or contribute by way of capital contribution any such indebtedness owed;

   (k) authorize or enter into any agreement providing for management services to be provided by the Fund to any third party or an increase in management fees paid by any third party under existing management agreements;

   (l) mortgage, pledge, encumber, sell, lease or transfer any material assets of the Fund except as contemplated by this Agreement;

   (m) authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

   (n) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.

   8.4 Full Access. The General Partners shall permit representatives of APF and the OP General Partner to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Fund to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Fund. APF, the OP General Partner and the Operating Partnership shall permit representatives of the General Partners and the Fund to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of APF and the Operating Partnership to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to APF, the OP General Partner and the Operating Partnership. The Parties agree that any information obtained in connection with the exercise of their rights pursuant to this Section 8.4 shall be Confidential Information for purposes of this Agreement.

   8.5 Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Articles V, VI or VII above, as applicable. No disclosure by any Party pursuant to this Section 8.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

   8.6 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of APF, the Operating Partnership, the General Partners and the Fund shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of APF after the Effective Time as a real estate investment trust as defined within Section 856 of the Code.

   8.7 Fund Partner Approval. The General Partners hereby agree to vote the Fund Interests owned by them in favor of this Agreement and the transactions contemplated hereby and agree, subject to the satisfaction of their fiduciary duties as general partners under Florida law, as reasonably determined by the General Partners, to recommend that the limited Partners of the Fund vote their Fund Interests in favor of this Agreement and the transactions contemplated hereby.

   8.8 Delivery of Certain Financial Statements.

   (a) In addition to disclosure in Fund SEC Documents required to be filed by the Fund, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, the Fund shall provide to APF and the OP General Partner with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by the Fund and each of the General Partners that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of the Fund as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   (b) In addition to disclosure in APF SEC Documents required to be filed by APF, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, APF shall provide to the Fund and the General Partners with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by APF that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of APF as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   8.9 State Takeover Statutes. APF, the APF Board of Directors, the Operating Partnership, the Fund and the General Partners shall (i) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation, including without limitation, the control share acquisition provisions of Section 3-701 et seq. of the Maryland GCL and the business combination provisions of Section 3-601 et seq of the Maryland GCL (each, a "Takeover Statute"), is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and
(ii) if any Takeover Statute becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

   8.10 Exclusivity. None of the General Partners shall solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Fund (including any acquisition structured as a merger, consolidation, or share exchange). The General Partners shall notify APF and the Operating Partnership immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

   8.11 Listing. APF shall effect, at or before the issuance of any APF Common Shares issued as Share Consideration pursuant to Article IV, authorization for listing or quotation of such APF Common Shares on the NYSE, subject to official notice of issuance.

   8.12 Maintenance of APF's Business. During the period from the date of this Agreement to the Effective Time, APF will not take any action that adversely affects the ability of APF (i) to pursue its business in the ordinary course,
(ii) to seek to preserve intact its current business organizations (iii) to preserve its relationships with its tenants and (iv) will not take any action to affect it status as a REIT for federal income tax purposes.

   8.13 Registration of Share Consideration. APF shall cause the Registration Statement to become effective prior to the Closing Date.

   8.14 Delivery and Approval of Disclosure Schedule and Schedule 1. Within fifteen (15) business days after the date of this Agreement the General Partners shall deliver to APF the Disclosure Schedule and APF shall deliver to the General Partners Schedule 1. Within fifteen (15) business days after APF receives the Disclosure Schedule it shall give the General Partners notice either that the disclosures in the Disclosure Schedule are, as to substance, satisfactory to APF, in its sole and absolute discretion, or that they are not satisfactory and that APF terminate this Merger Agreement pursuant to Section
11.2. Likewise, within fifteen (15) business days after the General Partners receive Schedule 1, the General Partners shall give APF notice either that the disclosures in Schedule 1 are, as to substance, satisfactory to them, in their sole and absolute discretion, or that they are not satisfactory and that such General Partners terminate the Agreement pursuant to Section 11.2. In the case of both APF and the General Partners, the failure of either to give the notice specified above within the applicable fifteen (15) business day period shall constitute approval of the Disclosure Schedule or Schedule 1, as applicable.

   8.15 Certain Acquisitions. APF or its Subsidiaries shall acquire CNL Fund Advisors, Inc., CNL Financial Corp. and CNL Financial Services, Inc. (collective, the "CNL Restaurant Services Group") substantially in accordance with the terms and conditions set forth in their respective merger agreements dated on or about the date hereof or such other terms that are mutually agreed to by the parties.

                                   ARTICLE IX

                             Post-Closing Covenants

   The Parties agree as follows with respect to the period following the
Closing:

   9.1 General. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XII below). The General Partners acknowledge and agree that from and after the Closing, the Surviving Partnership will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Fund.

   9.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Fund, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Article XII below).

   9.3 Transition. The General Partners will not take any action that is designed or intended to have the effect of discouraging any tenant, lessor, licensor, customer, supplier, or other business associate of the Fund from maintaining the same business relationships with the Surviving Partnership after the Closing as it maintained with the Fund prior to the Closing.

   9.4 Confidentiality.

   (a) The General Partners and the Fund will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to APF or the OP General Partner, as applicable, or destroy, at the request and option of APF or the OP General Partner, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the General Partners or the Fund is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such General Partner or the Fund, as applicable, will notify APF or the OP General Partner, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such General Partner or the Fund is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such General Partner or the Fund, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that such General Partner or the Fund, as applicable, shall use its best efforts to obtain, at the request of APF or the OP General Partner, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as APF or the OP General Partner, as applicable, shall designate.

   (b) APF, the OP General Partner and the Operating Partnership will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and, if the Closing does not occur, deliver promptly to the Fund General Partners, as applicable, or destroy, at the request and option of the Fund or the General Partners, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. Prior to the Closing and if the Closing does not occur, in the event that any of APF, the OP General Partner or the Operating Partnership is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, APF, the OP General Partner or the Operating Partnership, as applicable, will notify the Fund or the General Partners, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this
Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, APF, the OP General Partner or the Operating Partnership is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then APF, the OP General Partner or the Operating Partnership, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that APF, the OP General Partner or the Operating Partnership, as applicable, shall use its best efforts to obtain, at the request of the Fund or the General Partners, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Fund or the General Partners, as applicable, shall designate.

   9.5 Covenant Not to Compete. Unless employed by the Surviving Partnership or APF after the Closing, for a period of three years from and after the Closing Date, none of the General Partners will engage directly or indirectly in any business serving the restaurant industry that the Surviving Partnership or APF conducts as of the Closing Date, except existing restaurant businesses and properties currently owned or advised by affiliates of CNL Group, Inc., including CNL Advisory Services, Inc. In addition, and not in lieu of the foregoing, for a period of three years from and after the Closing Date, James
M. Seneff, Jr. hereby covenants and agrees not to engage or participate, directly or indirectly, as principal, agent, executive, employee, employer, consultant, stockholder, partner or in any other individual capacity whatsoever, in the conduct or management of, or own any stock or any other equity investment in or debt of, any business that relates to the ownership, acquisition or development of "restaurant operations"; provided, however, for the purposes of this Agreement, "restaurant operations" shall not include the ownership, acquisition or development of hotel and health care properties that contain restaurant operations and those entities set forth on Schedule 9.5, and provided further, the noncompetition covenant shall not operate to preclude Mr. Seneff's ownership of APF Common Shares and of up to 5% of the equity securities of companies whose common stock is publicly traded that are engaged in owning, operating, franchising or making are engaged in owning, operating, franchising or making loans to restaurants and restaurant companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

   9.6 Tax Matters.

   (a) If there is an adjustment to any item reported on a pre-closing Tax Return that results in an increase in the Taxes payable by the Fund or any of the General Partners, and such adjustment results in a corresponding adjustment to items reported on a post-closing Tax Return with the result that the Taxes payable either by APF, any of its Subsidiaries, or by any consolidated group of companies of which APF or any Subsidiary are then members are reduced, or a refund of Taxes is increased, then any APF Indemnity Claim that the General Partners or Fund owes APF or the Operating Partnership pursuant to Article XII below shall be reduced by the amount by which such Taxes are reduced or such refunds are increased.

   (b) Any refund or credit of Taxes (including any statutory interest thereon) received by APF or any of its Subsidiaries attributable to periods ending on or prior to or including the Closing Date that were paid by the Fund pursuant to this Agreement shall reduce any APF Indemnity Claim that the General Partners or the Fund owes APF pursuant to Article XII below by an amount equal to the amount of such refund or credit.

   (c) In the event that APF or any of its Subsidiaries receives notice, whether orally or in writing, of any pending or threatened federal, state, local or foreign tax examinations, claims settlements, proposed adjustments or related matters with respect to Taxes that could affect the Fund or the General Partners, or if the Fund or any of the General Partners receives notice of such matters that could affect APF or any of its Subsidiaries, the party receiving such notice shall notify in writing the potentially affected party within ten
(10) days thereof. The failure of either party to give the notice required by this Section shall not impair such party's rights under this Agreement except to the extent that the other party demonstrates that it has been damaged thereby.

   (d) The General Partners shall have the responsibility for, and shall be entitled, at their expense, to contest, control, compromise, reasonably settle or appeal all proceedings with respect to pre-closing Taxes.

                                   ARTICLE X

                       Conditions to Obligation to Close

   10.1 Conditions to Each Party's Obligation. The respective obligations of APF, the OP General Partner, the Operating Partnership, the Fund and the General Partners to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived upon the written consent of APF and the General Partners:

   (a) Governmental Approvals and Consents. The Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Sections 5.1, 6.4, and 7.3 above.

   (b) No Injunction or Proceedings. There shall not be any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, in the reasonable judgment of APF or the General Partners, (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

   (c) No Suspension of Trading, Etc. At the Effective Time, there shall be no declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war or other international, armed hostility or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of APF, would have a Material Adverse Effect on the Fund or, in the sole judgment of any of the General Partners, would have a Material Adverse Effect on APF.

   (d) Shareholder/Partner Approvals. The stockholders of APF shall have approved APF's Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A, and the Partners of the Fund shall have approved the Merger Proposal, amendments to the partnership agreement, if any.

   (e) Registration of Share Consideration. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

   10.2 Conditions to Obligation of APF, the OP General Partner and the Operating Partnership. The obligations of APF, the OP General Partner and the Operating Partnership to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) the General Partners and the Fund shall have delivered to APF and the OP General Partner a certificate to the effect that:

     (i) the representations and warranties set forth in Article V and
  Article VII above are true and correct in all material respects at and as of the Closing Date;

     (ii) the General Partners and the Fund have performed and complied with all of their covenants hereunder in all material respects at and as of the Closing Date;

     (iii) the General Partners and the Fund have procured all of the material third-party consents specified in, respectively, Section 5.2 and
  Section 7.4 above and the related sections of the Disclosure Schedule; and

     (iv) no action, suit, or proceeding is pending or, to their Knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
  (C) affect adversely the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

Notwithstanding the foregoing, APF's obligation to close as a result of a breach of the representations and warranties contained in Section 7.24 shall be governed solely by Section 10.2(e) below.

   (b) since December 31, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of the Fund, such determination to be made in the reasonable discretion of APF;

   (c) APF and the Operating Partnership shall have received an opinion dated as of the Closing Date from Baker and Hostetler LLP, counsel to the General Partners and the Fund, taken as a whole, in form and substance reasonably satisfactory to APF and the Operating Partnership;

   (d) APF shall have received the Disclosure Schedule and approved it in accordance with Section 8.14;

   (e) There shall not exist an unlawful environmental condition on one or more properties owned by the Fund, which in the opinion of a mutually acceptable environmental engineer or consultant, would require APF to expend in excess of $3,299,149 in order to remediate such unlawful environmental condition and cause the subject property or properties to comply with applicable environmental laws, ordinances, regulations or orders; and

   (f) If each of the CNL Income Funds approves its respective Proposed Acquisition, Merrill Lynch & Co. shall not have withdrawn its Fairness Opinion issued in connection with the Merger. If a Proposed Acquisition is not approved by the applicable CNL Income Fund, then the Special Committee of the Board of Directors of APF shall have received a fairness opinion addressed to APF and its stockholders from Merrill Lynch & Co. as to the fairness of the Proposed Acquisitions that were approved by the respective CNL Income Fund, including the consideration to be paid in connection therewith, to APF and its stockholders from a financial point of view.

   APF, the OP General Partner and the Operating Partnership may waive any condition specified in this Section 10.2 if they execute a writing so stating at or prior to the Closing.

   10.3 Conditions to Obligation of the General Partners and the Fund. The obligations of the General Partners and the Fund to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) APF, the OP General Partner and the Operating Partnership shall have delivered to the General Partners and the Fund a certificate to the effect that:

     (i) the representations and warranties set forth in Article VI above are true and correct in all material respects at and as of the Closing Date;

     (ii) APF, the OP General Partner and the Operating Partnership have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

     (iii) no action, suit, or proceeding is pending or, to their knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

   (b) APF shall have delivered to the Fund for distribution to the Partners the Share Consideration pursuant to Section 4.2 and, as applicable, the cash and Notes pursuant to Section 4.4;

   (c) since September 30, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of APF;

   (d) APF shall have acquired the CNL Restaurant Services Group;

   (e) the General Partners shall have received Schedule 1 and approved it in accordance with Section 8.14;

   (f) the APF Common Shares shall have been approved for listing on the NYSE subject to official notice of issuance;

   (g) the General Partners shall have received an opinion dated as of the Closing Date from Shaw Pittman Potts & Trowbridge, counsel to APF and the Operating Partnership, in form and substance reasonably satisfactory to the General Partners; and

   (h) Legg Mason Wood Walker Incorporated shall not have withdrawn the Fund Fairness Opinion.

   The General Partners and the Fund may waive any condition specified in this
Section 10.3 if they execute a writing so stating at or prior to the Closing.

                                  ARTICLE XI

                                  Termination

   11.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the General Partners, the limited partners of the Fund, the OP General Partner or the stockholders of APF, respectively, either by the mutual written consent of APF, the OP General Partner and the General Partners or by mutual action of the General Partners and the Boards of Directors of each of the corporate General Partner and the OP General Partner and the Special Committee.

   11.2 Termination by Individual Parties. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee and the Board of Directors of the OP General Partner in the event of a failure of a condition to the obligations of APF and the Operating Partnership set forth in
Section 10.2 of this Agreement; (b) by the General Partners in the event of a failure of a condition to the obligations of General Partners or the Fund set forth in Section 10.3 of this Agreement; (c) any Party if the Merger shall not have occurred by December 31, 1999 or (d) if a United States federal or state court of competent jurisdiction or United States federal or state governmental agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, in the case of a termination pursuant to clause (a) or (b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

   11.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article XI, no Party hereto (or any of its directors or officers) shall have any liability or further obligation to any other Party to this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement or the obligations set forth in Sections 9.4 and 13.11.

                                  ARTICLE XII

                                Indemnification

   12.1 Indemnity Obligations of the General Partners and the Fund. Subject to Sections 12.5 and 12.6 hereof, each of the General Partners severally, in accordance with its percentage interest in the Share Consideration and limited in amount to the value of the APF Common Shares received by it, based upon the average per share closing price of the APF Common Shares for the first twenty trading days after the APF Common Shares are listed on NYSE (the "20 Day Average Price"), agree to indemnify and hold APF, the OP General Partner and the Surviving Partnership harmless from, and to reimburse APF, the OP General Partner and the Surviving Partnership for, any APF Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "APF Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, cost, or expense of any nature whatsoever resulting from (i) any breach of any representation and warranty of any of the General Partners or the Fund which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements, or undertakings of any of the General Partners or the Fund which are contained in or made pursuant to this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 12.1.

   12.2 Indemnity Obligations of APF, the OP General Partner and the Operating Partnership. Subject to Sections 12.5 and 12.6 hereof, APF, the OP General Partner and the Operating Partnership (including in its capacity as the Surviving Partnership) hereby jointly and severally agree to indemnify and hold each of the General Partners and the Fund harmless from, and to reimburse each of the General Partners and the Fund for, any Fund Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "Fund Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, cost, or expense of any nature whatsoever incurred by any of the General Partners or the Fund resulting from
(i) any breach of any representation and warranty of APF, the OP General Partner or the Operating Partnership which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements, or undertakings of APF, the OP General Partner and the Operating Partnership which are contained in or made pursuant to the terms and conditions of this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this
Section 12.2.

   12.3 Appointment of Representative. James M. Seneff, Jr. is hereby appointed as the exclusive agent of the General Partners and the Fund to act on their behalf with respect to any and all Fund Indemnity Claims and any and all APF Indemnity Claims arising under this Agreement or such other representative as may be hereafter appointed by the General Partners. Such agent is herein referred to as the "Representative." The Representative shall take, and the General Partners agree that the Representative shall take, any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the General Partners and the Fund, as fully as if such parties were acting on their own behalf, including, without limitation, asserting Fund Indemnity Claims against APF, the OP General Partner and the Operating Partnership, defending all APF Indemnity Claims, consenting to, compromising, or settling all Fund Indemnity Claims and APF Indemnity Claims, conducting negotiations with APF, the OP General Partner and the Operating Partnership and their representatives regarding such claims, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants, or other representatives in connection with the foregoing matters. APF, the OP General Partner and the Operating Partnership shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the General Partners and the Fund. The Representative, acting pursuant to this Section 12.3, shall not be liable to any of the General Partners or the Fund for any act or omission, except in connection with any act or omission that was the result of the Representative's bad faith or gross negligence.

   12.4 Notification of Claims. Subject to the provisions of Section 12.5, in the event of the occurrence of an event which any Party asserts constitutes an APF Indemnity Claim or a Fund Indemnity Claim, as applicable, such Party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim and which is in the possession of the indemnified party. If such event involves the claim of any third party (a "Third-Party Claim"), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment, or compromise of any such Third-Party Claim, and to employ counsel to assist such indemnifying party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third-Party Claim, to join in the defense, settlement, adjustment, or compromise of the same. An indemnified party's failure to give timely notice or to furnish the indemnifying party with any relevant data and documents in connection with any Third-Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such Party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party. Any indemnifying party may elect, at such Party's sole expense, to assume control of the defense, settlement, adjustment, or compromise of any Third-Party Claim, with counsel reasonably acceptable to the indemnified parties, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all indemnified parties before entering into any settlement, adjustment, or compromise of such claims, or ceasing to defend against such claims, unless such settlement is a cash settlement and contains an unconditional release of the indemnified party from all existing and future claims with respect to the matter being contested. In connection with any Third-Party Claim, the indemnified party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third-Party Claim.

   12.5 Survival. All representations and warranties, and, except as otherwise provided in this Agreement, all covenants and agreements of the parties contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive until eighteen months from the Closing Date; provided, however, the representations and warranties contained in Sections 6.2, 6.3 and 7.11 shall survive until the expiration of the applicable statute of limitations with respect to the matters covered thereby. No claim shall be made after the applicable survival period.

   12.6 Limitations. Notwithstanding the foregoing, any claim by an indemnified party against any indemnifying party under this Agreement shall be payable by the indemnifying party only in the event, and to the extent, that the accumulated amount of the claims in respect of such indemnifying party's obligations to indemnify under this Agreement shall and the other claims described in Article XIII exceed in the aggregate the dollar amount specified in Article XIII. As to APF Indemnity Claims, the liability of each General Partner shall be limited as provided in Article XIII.

   12.7 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, no Party hereto is making any representation, warranty, covenant, or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, or agreement contained herein or in any certificate or other document delivered pursuant hereto relating to the Merger shall give rise to any right on the part of any Party hereto, after the consummation of the Merger, to rescind this Agreement or the transactions contemplated by this Agreement. Following the consummation of the Merger, the rights of the Parties under the provisions of this Article XII shall be the sole and exclusive remedy available to the Parties with respect to claims, assertions, events, or proceedings arising out of or relating to the Merger.

                                  ARTICLE XIII

                            Limitation of Liability

   13.1 Threshold. Notwithstanding anything to the contrary stated in this Agreement, in no event (i) shall the General Partners or any of them have any liability to APF and/or the OP General Partner and the Surviving Partnership on account of any APF Indemnity Claim or for any claim for breach of warranty or for misrepresentation, or any other claim whatsoever arising under this Agreement or in connection with the transaction contemplated herein (individually a "Claim" and collectively, "Claims") or for any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever directly resulting from Claims (collectively, "Losses") unless, until and only to the extent that the accumulated amount of all Losses exceeds the amount of $329,915 in the aggregate (the "Threshold") nor (ii) shall the individual or aggregate liability of the General Partners on account of Claims and Losses exceed the value of APF Common Shares actually issued to the General Partners in the Merger valued at the 20 Day Average Price. To the extent that any Claim is asserted against more than one General Partner, each General Partner shall be liable only for such General Partner's proportionate share of the Claim based on the percentage that the APF Common Shares received by such General Partner in the Merger is of the total APF Commons Shares comprising the Share Consideration. Any Claim against a General Partner, including an APF Indemnity Claim, may be satisfied by such General Partner, in its sole discretion, by surrendering to the claimant(s) APF Common Shares at a value equal to the closing price per share of such shares on the NYSE on the last trading day preceding the date such APF Common Shares are surrendered.

   13.2 Special Indemnification. APF agrees to indemnify, defend and hold harmless the General Partners against any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever, including reasonable attorneys' fees, arising after the Effective Time that would have arisen in their capacity as General Partners of the Fund had the Merger not been consummated and that are the result of APF's alleged actions or inactions. The Threshold described in Section 13.1 above shall not apply to APF obligations to indemnify the General Partners pursuant to this
Section 13.2.

                                  ARTICLE XIV

                                 Miscellaneous

   14.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of APF and the General Partners; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

   14.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

   14.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

   14.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of APF and the General Partners.

   14.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   14.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   14.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given, as of the date two business days after mailing, if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to the Fund or the General Partners:

     c/o James M. Seneff, Jr.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 423-2894

  With copy to:

     Baker & Hostetler LLP
     Sun Trust Center, Suite 2300
     200 South Orange Avenue
     Orlando, Florida 32801
     Attn: Kenneth C. Wright, Esq.
     Telecopy: (407) 841-0168

  If to APF or the Operating Partnership:

     Curtis B. McWilliams
     Executive Vice President
     CNL American Properties, Inc.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 650-1000

  With copy to:

     Shaw Pittman Potts & Trowbridge
     2300 N Street, N.W.
     Washington, D.C. 20037
     Attn: John M. McDonald, Esq.
     Telecopy: (202) 663-8007

   Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

   14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   14.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by APF, the OP General Partner and the General Partners. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   14.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   14.11 Expenses. If the Closing occurs, APF will bear all costs and expenses of the Parties incurred in connection with this Agreement and the transactions contemplated hereby to the extent not already paid by the Fund or the General Partners. If the Closing does not occur, APF, the OP General Partner and the Operating Partnership will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and the General Partners and the Fund will divide their costs and expenses (including legal fees and expenses) as follows:
(i) the Fund shall bear that percentage of the costs and expenses equal to the percentage obtained by dividing the number of Fund votes in favor of the Merger by the sum of the total number of votes cast and the total number of abstentions and (ii) the General Partners shall bear the remainder of the costs and expenses.

   14.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

   14.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

   14.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 13.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

   14.15 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in and for Orange County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL INCOME FUND XVIII, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne
                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.
                                          James M. Seneff, Jr., as General
                                           Partner

                                                                      Appendix C

                            CERTIFICATE OF AMENDMENT
                                       TO
                       CERTIFICATE OF LIMITED PARTNERSHIP
                                       OF

                          CNL Income Fund XVIII, Ltd.
--------------------------------------------------------------------------------
          (Insert name currently on file with Florida Dept. of State)

Pursuant to the provisions of section 620.109, Florida Statutes, this Florida limited partnership, whose certificate was filed with the Florida Department of State on February 10, 1995, adopts the following certificate of amendment to its certificate of limited partnership:

FIRST: Amendment(s): (indicate article number(s) being amended, added, or deleted)

Article XX, Section 21.5 is deleted in its entirety, and all cross references to such section are deleted in their entirety.

SECOND: This certificate of amendment shall be effective at the time of its filing with the Florida Department of State.

THIRD: Signature(s)
Signature of current general partner(s):


      -------------------------------
       James M. Seneff, Jr.

      -------------------------------
       Robert A. Bourne

       CNL REALTY CORPORATION

       By:
      -------------------------------
       Name:

Signature(s) of new general partner(s), if applicable: N/A

                                                                      Appendix D

                               [FORM OF OPINION]

                                       , 1999

   James M. Seneff, Jr.
   Robert A. Bourne
   400 East South Street
   Orlando, Florida 32801

Gentlemen:

   We have acted as counsel to CNL Income Fund XVIII, Ltd., a Florida limited partnership (the "Partnership") of which you are the general partners (the "General Partners"), in connection with the proposed amendment (the "Proposed Amendment") to the Amended and Restated Agreement of Limited Partnership of CNL Income Fund XVIII, Ltd. (the "Partnership Agreement"). The Partnership Agreement requires that in connection with any proposed amendment to the Partnership Agreement (other than ministerial amendments and those amendments dealing with the transfer of a limited partner's partnership interest or the admission of substituted or additional limited partners), the General Partners must obtain an opinion of counsel concerning whether such proposed amendment would result in changing the Partnership to a general partnership. The Proposed Amendment would delete the provision in the Partnership Agreement that prohibits the Partnership from participating in any transaction involving (i) the acquisition, merger, conversion, or consolidation, either directly or indirectly, of the Partnership, and (ii) the issuance of securities of any other partnership, real estate investment trust, corporation trust or other entity that would be created or would survive after the successful completion of such transaction.

   This opinion is furnished pursuant to the Partnership Agreement. In rendering our opinion, we have examined and relied on the Partnership Agreement, the Proposed Amendment, and the Certificate of Limited Partnership of the Partnership. We have, in addition, made such other inquiries of fact and examinations of law as we have deemed necessary for purposes of rendering this opinion.

   We are members of the Bar of the State of Florida and do not hold ourselves out as being conversant with the laws of any jurisdiction other than those of the State of Florida and are expressing no opinion as to the laws of any jurisdiction other than those of the State of Florida and our opinion is so limited.

   In rendering the opinion set forth below, we have assumed: the genuineness of all signatures on records, certificates, instruments, agreements and other documents submitted to us for examination; the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, photostatic, facsimile, reproduced, or conformed copies and the authenticity of the originals of such latter documents; the accuracy and completeness of all factual representations made in the above-referenced documents; and the legal capacity of all natural persons.

   Based upon the foregoing and subject to the limitations and qualifications hereinafter set forth, we are of the opinion that the Proposed Amendment to the Partnership Agreement would not result in changing the Partnership to a general partnership.

   This opinion letter is based upon and limited to laws of the State of Florida as in effect on the date of this letter and to our current knowledge of facts in existence as of the date of this letter and material to the opinions expressed in this letter. This opinion letter is rendered as of the date hereof, and does not purport to analyze, evaluate or consider the legal effect of any event, legal or factual, occurring after such date that may alter the validity, effect or contents of this opinion, and we assume no obligation to update the opinion set forth herein. This opinion letter is limited to the matters expressly set forth in this letter, and no other statement or opinions should be inferred beyond the matters expressly stated.

   Except as agreed by us in writing, our opinion is solely for the benefit of the addressees shown on the first page hereof and the limited partners of the Partnership and may be relied upon by such parties solely for the purposes for which it is being furnished. Without our prior written consent, this opinion letter may not be used, circulated, quoted or otherwise referred to for any purpose except as stated herein.

                                          Very truly yours,

                                          Baker & Hostetler LLP

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

   Section 2-418 of the Maryland General Corporation Law (the "MGCL") provides that, in general, a corporation may indemnify each director to the corporation or its stockholders for judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director in connection with the proceeding, except for liability (i) where the act or omission of the director was material to the matter giving rise to the proceeding and was committed in bad faith or involved active and deliberate dishonesty; (ii) for any transaction from which the director derived an improper personal benefit; and (iii) in the case of a criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful. The Amended and Restated Articles of Incorporation of CNL American Properties Fund, Inc. (the "Registrant") provides for the elimination and limitation of the personal liability of directors of the Registrant for monetary damages to the fullest extent permitted by the MGCL.
Article VI of the Registrant's Amended and Restated Articles of Incorporation provides for indemnification of the Registrant's directors, officers, employees and agents under certain circumstances to the fullest extent permitted by the MGCL. In addition, the Amended and Restated Articles of Incorporation provide that if the MGCL is amended to authorized the further elimination or limitation of liability of a director, then the liability of the directors of the Registrant shall be eliminated or limited to the fullest extent permitted by the MGCL, as so amended. These provisions do not limit or eliminate the rights of the Registrant or any stockholder to seek non-monetary relief such as an injunction or recission in the event of a breach of a director's duty of care.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules

  (a) Exhibits

 Exhibit No. Exhibit
 ----------- -------
     2.1     Agreement and Plan of Merger by and between the Registrant and CNL
              Income Fund, Ltd., dated March 11, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
              333-   )

     2.2     Agreement and Plan of Merger by and between the Registrant and CNL
              Income Fund II, Ltd., dated March 11, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund II, Ltd.,
              constituting a part of this Registration Statement on Form S-4,
              File No.
              333-    )

     2.3     Agreement and Plan of Merger by and between the Registrant and CNL
              Income Fund III, Ltd., dated March 11, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund III, Ltd.,
              constituting a part of this Registration Statement on Form S-4,
              File No.
              333-    )

     2.4     Agreement and Plan of Merger by and between the Registrant and CNL
              Income Fund IV, Ltd., dated March 11, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund IV, Ltd.,
              constituting a part of this Registration Statement on Form S-4,
              File No.
              333-    )


  2.5  Agreement and Plan of Merger by and between the Registrant and CNL
        Income Fund V, Ltd., dated March 11, 1999 (filed as Appendix B to the
        Prospectus Supplement for CNL Income Fund V, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )

  2.6  Agreement and Plan of Merger by and between the Registrant and CNL
        Income Fund VI, Ltd., dated March 11, 1999 (filed as Appendix B to the
        Prospectus Supplement for CNL Income Fund VI, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )

  2.7  Agreement and Plan of Merger by and between the Registrant and CNL
        Income Fund VII, Ltd., dated March 11, 1999 (filed as Appendix B to the
        Prospectus Supplement for CNL Income Fund VII, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )

  2.8  Agreement and Plan of Merger by and between the Registrant and CNL
        Income Fund VIII, Ltd., dated March 11, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund VIII, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )

  2.9  Agreement and Plan of Merger by and between the Registrant and CNL
        Income Fund IX, Ltd., dated March 11, 1999 (filed as Appendix B to the
        Prospectus Supplement for CNL Income Fund IX, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )

  2.10 Agreement and Plan of Merger by and between the Registrant and CNL
        Income Fund X, Ltd., dated March 11, 1999 (filed as Appendix B to the
        Prospectus Supplement for CNL Income Fund X, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )

  2.11 Agreement and Plan of Merger by and between the Registrant and CNL
        Income Fund XI, Ltd., dated March 11, 1999 (filed as Appendix B to the
        Prospectus Supplement for CNL Income Fund XI, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )

  2.12 Agreement and Plan of Merger by and between the Registrant and CNL
        Income Fund XII, Ltd., dated March 11, 1999 (filed as Appendix B to the
        Prospectus Supplement for CNL Income Fund XII, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )

  2.13 Agreement and Plan of Merger by and between the Registrant and CNL
        Income Fund XIII, Ltd., dated March 11, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund XIII, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )

  2.14 Agreement and Plan of Merger by and between the Registrant and CNL
        Income Fund XIV, Ltd., dated March 11, 1999 (filed as Appendix B to the
        Prospectus Supplement for CNL Income Fund XIV, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )

  2.15 Agreement and Plan of Merger by and between the Registrant and CNL
        Income Fund XV, Ltd., dated March 11, 1999 (filed as Appendix B to the
        Prospectus Supplement for CNL Income Fund XV, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )

  2.16 Agreement and Plan of Merger by and between the Registrant and CNL
        Income Fund XVI, Ltd., dated March 11, 1999 (filed as Appendix B to the
        Prospectus Supplement for CNL Income Fund XVI, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )


  2.17 Agreement and Plan of Merger by and between the Registrant and CNL
        Income Fund XVII, Ltd., dated March 11, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund XVII, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )

  2.18 Agreement and Plan of Merger by and between the Registrant and CNL
        Income Fund XVIII, Ltd., dated March 11, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund XVIII, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )

  3.1* Amended and Restated Articles of Incorporation of the Registrant

  3.2  Bylaws of the Registrant

  4.1* Specimen certificate evidencing shares of common stock, par value $.01
        (the "Common Stock"), of the Registrant

  4.2  Form of Indenture, dated     , 1999, between the Registrant and     , as
        Trustee

  4.3  Form of APF  % Callable Notes, due      2006 (filed as an exhibit to
        Exhibit 4.2)

  5.1* Opinion and consent of Shaw Pittman Potts & Trowbridge as to the legality of the Common Stock

  8*   Opinion of Shaw Pittman Potts & Trowbridge, special tax counsel, as to certain federal income tax matters

 10.1* 1999 Performance Incentive Plan

 10.2 Appraisal prepared by Valuation Associates of CNL Income Fund, Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.3 Appraisal prepared by Valuation Associates of CNL Income Fund II, Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.4 Appraisal prepared by Valuation Associates of CNL Income Fund III, Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.5 Appraisal prepared by Valuation Associates of CNL Income Fund IV, Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.6 Appraisal prepared by Valuation Associates of CNL Income Fund V, Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.7 Appraisal prepared by Valuation Associates of CNL Income Fund VI, Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.8 Appraisal prepared by Valuation Associates of CNL Income Fund VII, Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.9  Appraisal prepared by Valuation Associates of CNL Income Fund VIII,
        Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.10 Appraisal prepared by Valuation Associates of CNL Income Fund IX, Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.11 Appraisal prepared by Valuation Associates of CNL Income Fund X, Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.12 Appraisal prepared by Valuation Associates of CNL Income Fund XI, Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.13 Appraisal prepared by Valuation Associates of CNL Income Fund XII, Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.14 Appraisal prepared by Valuation Associates of CNL Income Fund XIII,
        Ltd., dated January 6, 1999, including Supplement to Appraisal


 10.15 Appraisal prepared by Valuation Associates of CNL Income Fund XIV, Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.16 Appraisal prepared by Valuation Associates of CNL Income Fund XV, Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.17 Appraisal prepared by Valuation Associates of CNL Income Fund XVI, Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.18 Appraisal prepared by Valuation Associates of CNL Income Fund XVII,
        Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.19 Appraisal prepared by Valuation Associates of CNL Income Fund XVIII,
        Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.20 Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
        CNL Income Fund, Ltd., dated March 10, 1999 (filed as Appendix A to the
        Prospectus Supplement for CNL Income Fund, Ltd., constituting a part of
        this Registration Statement on Form S-4, File No. 333-    )

 10.21 Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
        CNL Income Fund II, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund II, Ltd., constituting a
        part of this Registration Statement on Form S-4, File No. 333-   )

 10.22 Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
        CNL Income Fund III, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund III, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )

 10.23 Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
        CNL Income Fund IV, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund IV, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )

 10.24 Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
        CNL Income Fund V, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund V, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )

 10.25 Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
        CNL Income Fund VI, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund VI, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )

 10.26 Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
        CNL Income Fund VII, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund VII, Ltd., constituting a
        part of this Registration Statement on Form S-4, File No. 333-    )

 10.27 Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
        CNL Income Fund VIII, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund VIII, Ltd.,
        constituting a part of this Registration Statement on Form S-4, File
        No. 333-    )

 10.28 Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
        CNL Income Fund IX, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund IX, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )


 10.29  Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
         CNL Income Fund X, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund X, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
         333-    )

 10.30  Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
         CNL Income Fund XI, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund XI, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
         333-    )

 10.31  Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
         CNL Income Fund XII, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund XII, Ltd.,
         constituting a part of this Registration Statement on Form S-4, File
         No. 333-    )

 10.32  Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
         CNL Income Fund XIII, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund XIII, Ltd.,
         constituting a part of this Registration Statement on Form S-4, File
         No. 333-    )

 10.33  Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
         CNL Income Fund XIV, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund XIV, Ltd.,
         constituting a part of this Registration Statement on Form S-4, File
         No. 333-    )

 10.34  Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
         CNL Income Fund XV, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund XV, Ltd., constituting a
         part of this Registration Statement on Form S-4, File No. 333-    )

 10.35  Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
         CNL Income Fund XVI, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund XVI, Ltd.,
         constituting a part of this Registration Statement on Form S-4, File
         No. 333-    )

 10.36  Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
         CNL Income Fund XVII, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund XVII, Ltd.,
         constituting a part of this Registration Statement on Form S-4, File
         No. 333-    )

 10.37  Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
         CNL Income Fund XVIII, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund XVIII, Ltd.,
         constituting a part of this Registration Statement on Form S-4, File
         No. 333-    )

 10.38  Agreement and Plan of Merger, by and among the Registrant, CFA
         Acquisition Corp., CNL Fund Advisors, Inc. and CNL Group, Inc., dated
         March 11, 1999

 10.39  Agreement and Plan of Merger, by and among the Registrant, CFC
         Acquisition Corp., CFS Acquisition Corp., CNL Financial Corp., CNL
         Financial Services, Inc., CNL Group, Inc., Five Arrows Realty
         Securities L.L.C., Robert A. Bourne, Curtis B. McWilliams and Brian
         Fluck, dated March 11, 1999

 10.40* Form of Registration Rights Agreement by and among APF, and     ,     ,
              and CNL Group, Inc. dated     , 1999

 10.41* Form of Registration Rights Agreement by and among APF and        ,
         dated     , 1999

 10.42* Employment Agreement by and between Curtis B. McWilliams and
         Registrant, dated     , 1999


 10.43* Employment Agreement by and between John T. Walker and Registrant,
         dated     , 1999

 10.44* Employment Agreement by and between Steven D. Shackelford and
         Registrant, dated     , 1999

 10.45* Employment Agreement by and between Howard J. Singer and Registrant,
         dated     , 1999

 10.46* Employment Agreement by and between Barry L. Goff and Registrant, dated
             , 1999

 10.47* Employment Agreement by and between Michael I. Wood and Registrant,
         dated     , 1999

 10.48* Employment Agreement by and between Robert W. Chapin, Jr. and
         Registrant, dated     , 1999

 10.49* Employment Agreement by and between Timothy J. Neville and Registrant,
         dated       , 1999

 10.50* Amended and Restated Agreement of Limited Partnership of CNL APF
         Partners, L.P.

 11*    Statement regarding calculation of net earnings per share

 21     Subsidiaries of the Registrant

 23.1*  Consent of Shaw Pittman Potts & Trowbridge (included as part of Exhibit
         5.1)

 23.2   Consent of PricewaterhouseCoopers LLP

 23.3   Consent of Arthur Andersen LLP

 23.4   Consent of McDirmit, Davis, Lauteria, Puckett, Vogel & Company, P.A.

 23.5   Consent of Valuation Associates

 23.6*  Consent of Legg Mason

 24     Power of Attorney (included on signature page to the Registration
         Statement)

 25*    Statement of eligibility of the Trustee

 99.1   Financial Statement Schedules

 99.2   Consent Form with power of attorney and Cash/Notes Option Election

--------
*  To be filed by amendment.

(b) Financial Statement Schedules

   Reference is made to Exhibit 99.1 above.

(c) Reports, Opinions and Appraisals

   The opinions of Legg Mason Wood Walker, Incorporated as to the fairness, from a financial point of view, of (i) the APF Share consideration offered by APF with respect to each of the individual Funds and their limited partners;
(ii) the aggregate APF Share consideration offered with respect to all of the Funds; and (iii) the method of allocating the APF share consideration among the Funds are attached. Supplements of the Funds as Appendix A. The appraisals prepared by Valuation Associates with respect to the Funds are attached as Exhibits 10.2 through 10.19. The opinion of Shaw Pittman Potts & Trowbridge as to the federal income tax consequences of the proposed acquisition of the Funds by the Registrant is filed hereto as Exhibit 8.

Item 22. Undertakings

   The undersigned Registrant hereby undertakes:

     (i) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

     (ii) that every prospectus (a) that is filed pursuant to paragraph (i) above, or (b) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act") and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (iii) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

     (iv) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Orange County, State of Florida, on this 12th day of March, 1999.

                                          CNL American Properties Fund, Inc.

                                                  /s/ James M. Seneff, Jr.
                                          By: _________________________________
                                                    James M. Seneff, Jr.
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

   Know all Persons by These Presents, that each individual whose signature appears below constitutes and appoints each of James M. Seneff, Jr. and Robert
A. Bourne his true and lawful attorney-in-fact and agent, with power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

              Signature                         Position                 Date
              ---------                         --------                 ----

       /s/ James M. Seneff, Jr.        Chairman of the Board of     March 12, 1999
______________________________________  Directors and Chief
         James M. Seneff, Jr.           Executive Officer
                                        (principal executive
                                        officer)

         /s/ Robert A. Bourne          President and Director       March 12, 1999
______________________________________
           Robert A. Bourne

      /s/ Steven D. Shackelford        Chief Financial Officer      March 12, 1999
______________________________________  (principal financial and
        Steven D. Shackelford           accounting officer)

       /s/ G. Richard Hostetter        Director                     March 12, 1999
______________________________________
         G. Richard Hostetter

         /s/ J. Joseph Kruse           Director                     March 12, 1999
______________________________________
           J. Joseph Kruse

        /s/ Richard C. Huseman         Director                     March 12, 1999
______________________________________
          Richard C. Huseman

                                 EXHIBIT INDEX

 Exhibit No. Exhibit
 ----------- -------
    2.1      Agreement and Plan of Merger by and between the Registrant and CNL
              Income Fund, Ltd., dated March 11, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
              333-    )

    2.2      Agreement and Plan of Merger by and between the Registrant and CNL
              Income Fund II, Ltd., dated March 11, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund II, Ltd.,
              constituting a part of this Registration Statement on Form S-4,
              File No.
              333-    )

    2.3      Agreement and Plan of Merger by and between the Registrant and CNL
              Income Fund III, Ltd., dated March 11, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund III, Ltd.,
              constituting a part of this Registration Statement on Form S-4,
              File No. 333-    )

    2.4      Agreement and Plan of Merger by and between the Registrant and CNL
              Income Fund IV, Ltd., dated March 11, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund IV, Ltd.,
              constituting a part of this Registration Statement on Form S-4,
              File No. 333-    )

    2.5      Agreement and Plan of Merger by and between the Registrant and CNL
              Income Fund V, Ltd., dated March 11, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund V, Ltd.,
              constituting a part of this Registration Statement on Form S-4,
              File No.
              333-    )

    2.6      Agreement and Plan of Merger by and between the Registrant and CNL
              Income Fund VI, Ltd., dated March 11, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund VI, Ltd.,
              constituting a part of this Registration Statement on Form S-4,
              File No. 333-    )

    2.7      Agreement and Plan of Merger by and between the Registrant and CNL
              Income Fund VII, Ltd., dated March 11, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund VII, Ltd.,
              constituting a part of this Registration Statement on Form S-4,
              File No. 333-    )

    2.8      Agreement and Plan of Merger by and between the Registrant and CNL
              Income Fund VIII, Ltd., dated March 11, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund VIII, Ltd.,
              constituting a part of this Registration Statement on Form S-4,
              File No. 333-    )

    2.9      Agreement and Plan of Merger by and between the Registrant and CNL
              Income Fund IX, Ltd., dated March 11, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund IX, Ltd.,
              constituting a part of this Registration Statement on Form S-4,
              File No. 333-    )

    2.10     Agreement and Plan of Merger by and between the Registrant and CNL
              Income Fund X, Ltd., dated March 11, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund X, Ltd.,
              constituting a part of this Registration Statement on Form S-4,
              File No.
              333-    )

    2.11     Agreement and Plan of Merger by and between the Registrant and CNL
              Income Fund XI, Ltd., dated March 11, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund XI, Ltd.,
              constituting a part of this Registration Statement on Form S-4,
              File No. 333-    )

  2.12 Agreement and Plan of Merger by and between the Registrant and CNL
        Income Fund XII, Ltd., dated March 11, 1999 (filed as Appendix B to the
        Prospectus Supplement for CNL Income Fund XII, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )

  2.13 Agreement and Plan of Merger by and between the Registrant and CNL
        Income Fund XIII, Ltd., dated March 11, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund XIII, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )

  2.14 Agreement and Plan of Merger by and between the Registrant and CNL
        Income Fund XIV, Ltd., dated March 11, 1999 (filed as Appendix B to the
        Prospectus Supplement for CNL Income Fund XIV, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )

  2.15 Agreement and Plan of Merger by and between the Registrant and CNL
        Income Fund XV, Ltd., dated March 11, 1999 (filed as Appendix B to the
        Prospectus Supplement for CNL Income Fund XV, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )

  2.16 Agreement and Plan of Merger by and between the Registrant and CNL
        Income Fund XVI, Ltd., dated March 11, 1999 (filed as Appendix B to the
        Prospectus Supplement for CNL Income Fund XVI, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )

  2.17 Agreement and Plan of Merger by and between the Registrant and CNL
        Income Fund XVII, Ltd., dated March 11, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund XVII, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )

  2.18 Agreement and Plan of Merger by and between the Registrant and CNL
        Income Fund XVIII, Ltd., dated March 11, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund XVIII, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )

  3.1* Amended and Restated Articles of Incorporation of the Registrant

  3.2  Bylaws of the Registrant

  4.1* Specimen certificate evidencing shares of common stock, par value $.01
        (the "Common Stock"), of the Registrant

  4.2  Form of Indenture, dated     , 1999, between the Registrant and     , as
        Trustee

  4.3  Form of APF  % Callable Notes, due      2006 (filed as an exhibit to
        Exhibit 4.2)

  5.1* Opinion and consent of Shaw Pittman Potts & Trowbridge as to the legality of the Common Stock

  8*   Opinion of Shaw Pittman Potts & Trowbridge, special tax counsel, as to certain federal income tax matters

 10.1* 1999 Performance Incentive Plan

 10.2 Appraisal prepared by Valuation Associates of CNL Income Fund, Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.3 Appraisal prepared by Valuation Associates of CNL Income Fund II, Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.4 Appraisal prepared by Valuation Associates of CNL Income Fund III, Ltd., dated January 6, 1999, including Supplement to Appraisal dated

 10.5 Appraisal prepared by Valuation Associates of CNL Income Fund IV, Ltd., dated January 6, 1999, including Supplement to Appraisal dated


 10.6 Appraisal prepared by Valuation Associates of CNL Income Fund V, Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.7 Appraisal prepared by Valuation Associates of CNL Income Fund VI, Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.8 Appraisal prepared by Valuation Associates of CNL Income Fund VII, Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.9  Appraisal prepared by Valuation Associates of CNL Income Fund VIII,
        Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.10 Appraisal prepared by Valuation Associates of CNL Income Fund IX, Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.11 Appraisal prepared by Valuation Associates of CNL Income Fund X, Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.12 Appraisal prepared by Valuation Associates of CNL Income Fund XI, Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.13 Appraisal prepared by Valuation Associates of CNL Income Fund XII, Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.14 Appraisal prepared by Valuation Associates of CNL Income Fund XIII,
        Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.15 Appraisal prepared by Valuation Associates of CNL Income Fund XIV, Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.16 Appraisal prepared by Valuation Associates of CNL Income Fund XV, Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.17 Appraisal prepared by Valuation Associates of CNL Income Fund XVI, Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.18 Appraisal prepared by Valuation Associates of CNL Income Fund XVII,
        Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.19 Appraisal prepared by Valuation Associates of CNL Income Fund XVIII,
        Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.20 Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
        CNL Income Fund, Ltd., dated March 10, 1999 (filed as Appendix A to the
        Prospectus Supplement for CNL Income Fund, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )

 10.21 Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
        CNL Income Fund II, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund II, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )

 10.22 Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
        CNL Income Fund III, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund III, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )

 10.23 Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
        CNL Income Fund IV, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund IV, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )


 10.24 Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
        CNL Income Fund V, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund V, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )

 10.25 Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
        CNL Income Fund VI, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund VI, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )

 10.26 Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
        CNL Income Fund VII, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund VII, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )

 10.27 Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
        CNL Income Fund VIII, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund VIII, Ltd.,
        constituting a part of this Registration Statement on Form S-4, File
        No.
        333-    )

 10.28 Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
        CNL Income Fund IX, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund IX, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )

 10.29 Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
        CNL Income Fund X, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund X, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )

 10.30 Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
        CNL Income Fund XI, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund XI, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )

 10.31 Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
        CNL Income Fund XII, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund XII, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
        333-    )

 10.32 Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
        CNL Income Fund XIII, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund XIII, Ltd.,
        constituting a part of this Registration Statement on Form S-4, File
        No. 333-    )

 10.33 Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
        CNL Income Fund XIV, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund XIV, Ltd., constituting a
        part of this Registration Statement on Form S-4, File No. 333-    )

 10.34 Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
        CNL Income Fund XV, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund XV, Ltd., constituting a
        part of this Registration Statement on Form S-4, File No. 333-    )

 10.35 Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
        CNL Income Fund XVI, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund XVI, Ltd., constituting a
        part of this Registration Statement on Form S-4, File No. 333-    )


 10.36  Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
         CNL Income Fund XVII, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund XVII, Ltd.,
         constituting a part of this Registration Statement on Form S-4, File
         No. 333-    )

 10.37  Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
         CNL Income Fund XVIII, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund XVIII, Ltd.,
         constituting a part of this Registration Statement on Form S-4, File
         No. 333-    )

 10.38  Agreement and Plan of Merger, by and among the Registrant, CFA
         Acquisition Corp., CNL Fund Advisors, Inc. and CNL Group, Inc., dated
         March 11, 1999

 10.39  Agreement and Plan of Merger, by and among the Registrant, CFC
         Acquisition Corp., CFS Acquisition Corp., CNL Financial Corp., CNL
         Financial Services, Inc., CNL Group, Inc., Five Arrows Realty
         Securities L.L.C., Robert A. Bourne, Curtis B. McWilliams and Brian
         Fluck, dated March 11, 1999

 10.40* Form of Registration Rights Agreement by and among APF, and     ,     ,
              and CNL Group, Inc. dated     , 1999

 10.41* Form of Registration Rights Agreement by and among APF and       ,
         dated     , 1999

 10.42* Employment Agreement by and between Curtis B. McWilliams and
         Registrant, dated     , 1999

 10.43* Employment Agreement by and between John T. Walker and Registrant,
         dated     , 1999

 10.44* Employment Agreement by and between Steven D. Shackelford and
         Registrant, dated     , 1999

 10.45* Employment Agreement by and between Howard J. Singer and Registrant,
         dated     , 1999

 10.46* Employment Agreement by and between Barry L. Goff and Registrant, dated
             , 1999

 10.47* Employment Agreement by and between Michael I. Wood and Registrant,
         dated     , 1999

 10.48* Employment Agreement by and between Robert W. Chapin, Jr. and
         Registrant, dated     , 1999

 10.49* Employment Agreement by and between Timothy J. Neville and Registrant,
         dated      , 1999

 10.50* Amended and Restated Agreement of Limited Partnership Agreement of CNL
         APF Partners, L.P.

 11*    Statement regarding calculation of net earnings per share

 21     Subsidiaries of the Registrant

 23.1*  Consent of Shaw Pittman Potts & Trowbridge (included as part of Exhibit
         5.1)

 23.2   Consent of PricewaterhouseCoopers LLP

 23.3   Consent of Arthur Andersen LLP

 23.4   Consent of McDirmit, Davis, Lauteria, Puckett, Vogel & Company, P.A.

 23.5   Consent of Valuation Associates

 23.6*  Consent of Legg Mason
 24     Power of Attorney (included on signature page to the Registration
         Statement)

 25*    Statement of eligibility of the Trustee

 99.1   Financial Statement Schedules

 99.2   Consent Form with power of attorney and Cash/Notes Option Election

--------
* To be filed by amendment.